Form 20-F
period 2005-06-30
GENETIC TECHNOLOGIES LTD
filed 2005-12-30
CIK 1166272

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F

☐           ANNUAL REPORT PURSUANT TO SECTION 12(b) OR 12(g)
OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒           ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2005

Commission file number 0-51504

GENETIC TECHNOLOGIES LIMITED

(Exact Name of Registrant as Specified in its Charter)

Australia

(Jurisdiction of Incorporation or Organization)

N/A

(Translation of Registrant’s name into English)

60-66 Hanover Street, Fitzroy, Victoria, Australia, 3065

telephone: 011-61-3-9415-1135; facsimile: 011-61-3-9417-2987

(Address of principal executive offices) (Zip code)

Securities registered or to be registered pursuant to Section 12(b) of the Act

None

Securities registered pursuant to Section 12(g) of the Act:

Title of each class

American Depositary Shares each representing

30 Ordinary Shares and evidenced by

American Depositary Receipts

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

The total number of issued shares of each class of stock of Genetic Technologies Limited as of June 30, 2005 was:

362,369,899 Ordinary Shares

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes    ☒    No    ☐

Indicate by check mark which financial statement item the Registrant has elected to follow Item 17 ☐ Item 18  ☒  .

Please send copies of notices and communications from the Securities and Exchange Commission to:

Ross Kaufman

Greenberg Traurig, LLP

200 Park Avenue

New York, New York  10166

Item 6.	Directors, Senior Management and Employees

Item 6.A	Directors and Senior Management

Item 6.B	Compensation

Item 6.C	Board Practices

Item 6.D	Employees

Item 6.E	Share Ownership

Item 7.	Major Shareholders and Related Party Transactions

Item 7.A	Major Shareholders

Item 7.B	Related Party Transactions

Item 7.C	Interests of Experts and Counsel

Item 8.	Financial Information

Item 8.A	Consolidated Statements and Other Financial Information

Item 8.B	Litigation and Other Legal Proceedings

Item 8.C	Dividends

Item 8.D	Significant Changes

Item 9.A	Offer and Listing Details

Item 9.B	Plan of Distribution

Item 9.C	Markets

Item 9.D	Selling Shareholders

Item 9.E	Dilution

Item 9.F	Expenses of the Issue

Item 10.	Additional Information

Item 10.A	Share Capital

Item 10.B	Our Constitution

Item 10.C	Material Contracts

Item 10.D	Exchange Controls and Other Limitations Affecting Security Holders

Item 10.E	Taxation

ii

Item 10.F	Dividends and Paying Agents

Item 10.G	Statement by Experts

Item 10.H	Documents on Display

Item 10.I	Subsidiary Information

Item 11.	Quantitative And Qualitative Disclosures About Market Risk

Item 12.	Description Of Securities Other Than Equity Securities

Item 12.A	Debt Securities

Item 12.B	Warrants and Rights

Item 12.C	Other Securities

Item 12.D	American Depositary Shares

Item 13.	Defaults, Dividend Arrearages and Delinquencies

Item 14.	Material Modifications to The Rights Of Security Holders and Use Of Proceeds

Item 15.	Controls and Procedures

Item 15A.	Controls and Procedures

Item 15B.	Management’s annual report on internal control over financial reporting

Item 15C.	Attestation report of the registered public accounting firm

Item 15D.	Changes in internal control over financial reporting

Item 15E.	Limitations on the effectiveness of controls

Item 16A.	Audit Committee Financial Expert

Item 16B.	Code Of Ethics

Item 16C.	Principal Accountant Fees And Services

Item 16D.	Exemptions From The Listing Standards For Audit Committees

Item 16E.	Purchases Of Equity Securities By The Issuer And Affiliated Purchasers

Item 17.	Financial Statements

Item 18.	Financial Statements

Item 19.	Exhibits

iii

INTRODUCTION

In this Annual Report, the “Company,” “Genetic Technologies,” “we,” “us” and “our” refer to Genetic Technologies Limited and its consolidated subsidiaries.

References to the “ADSs” are to our ADSs described in Item 12.D, “American Depositary Shares,” and references to the “Ordinary Shares” are to our Ordinary Shares described in Item 10.A, “Share Capital.”

Except as otherwise stated, all monetary amounts in this Annual Report are presented in U.S. dollars.  Unless otherwise indicated, amounts in Australian dollars have been translated into U.S. dollars.  These translations are provided for convenience only, and they are not representations that the Australian dollar could be converted into U.S. dollars at the rate indicated.  Historic data has been converted at the applicable rate at the date indicated.  In this Annual Report, references to “A$” are to Australian dollars and references to “$” and “U.S. dollars” are to United States dollars.  The noon buying rate for cable transfers in Australian dollars on June 30, 2004 was A$1.00 = $0.6952, and on June 30, 2005 was A$1.00 = $0.7618.

Our fiscal year ends on June 30, and references in this Annual Report to any specific fiscal year are to the twelve month period ended June 30 of such year.

FORWARD-LOOKING STATEMENTS

This Annual Report contains forward-looking statements that involve risks and uncertainties.  We use words such an “anticipates”, “believes”, “plans”, “expects”, “future”, “intends” and similar expressions to identify such forward-looking statements.  This Annual Report also contains forward-looking statements attributed to certain third parties relating to their estimates regarding the growth of Genetic Technologies and related service markets and spending.  You should not place undue reliance on these forward-looking statements, which apply only as of the date of this Annual Report.  Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including the risks faced by us described below under the caption “Risk Factors” and elsewhere in this Annual Report.

Although we believe that the expectations reflected in such forward-looking statements are reasonable at this time, we can give no assurance that such expectations will prove to be correct.  Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.  Important factors that could cause actual results to differ materially from our expectations are contained in cautionary statements in this Annual Report, including, without limitation, in conjunction with the forward-looking statements included in this Annual Report and specifically under Item 3.D, “Risk Factors.”

All subsequent written and oral forward-looking statements attributable to us are expressly qualified in their entirety by reference to these cautionary statements.

ENFORCEMENT OF LIABILITIES AND SERVICE OF PROCESS

We are incorporated under the laws of Western Australia, Commonwealth of Australia.  All of our directors and executive officers, and the experts named in this Annual Report, reside outside the U.S.  Substantially all of our assets, our directors’ and officers’ assets and such experts’ assets are located outside the U.S.  As a result, it may not be possible for investors to effect service of process within the U.S. upon us or our directors, executive officers or such experts, or to enforce against them or us in U.S. courts, judgments obtained in U.S. courts based upon the civil liability provisions of the federal securities laws of the U.S.  In addition, we have been advised by our Australian solicitors, Clayton Utz, that there is doubt that the courts of Australia will enforce against us, our officers, directors and experts named herein, judgments obtained in the U.S. based upon the civil liability provisions of the federal securities laws of the U.S. or will enter judgments in original actions brought in Australian courts based upon the federal securities laws of the U.S.

PART I

Item 1.                   Identity of Directors, Senior Management and Advisers

Item 1.A                Directors and Senior Management

The Directors of the Company are as follows:

Name	Position/Function	Business Address

Henry Bosch AO	Non-Executive Chairman	60-66 Hanover Street, Fitzroy Victoria 3065 Australia

Dr. Mervyn Jacobson	Chief Executive Officer	60-66 Hanover Street, Fitzroy Victoria 3065 Australia

Fred Bart	Non-Executive Director	Suite 2, Level 12, 75 Elizabeth Street, Sydney NSW 2000 Australia

John S. Dawkins AO	Non-Executive Director	60-66 Hanover Street, Fitzroy Victoria 3065 Australia

Robert J. Edge	Non-Executive Director	60-66 Hanover Street, Fitzroy Victoria 3065 Australia

Professor Deon J. Venter	Executive Director	60-66 Hanover Street, Fitzroy Victoria 3065 Australia

The members of Senior Management of the Company are as follows:

Name	Position/Function	Business Address

Dr. Mervyn Jacobson	Chief Executive Officer	60-66 Hanover Street, Fitzroy Victoria 3065 Australia

Thomas G. Howitt	Chief Financial Officer Company Secretary	60-66 Hanover Street, Fitzroy Victoria 3065 Australia

Dr. Gary Cobon	Chief Scientific Officer	60-66 Hanover Street, Fitzroy Victoria 3065 Australia

Geoffrey E. Newing	Group General Manager Business Development	60-66 Hanover Street, Fitzroy Victoria 3065 Australia

Ian N. Christensen	Group General Manager Intellectual Property	60-66 Hanover Street, Fitzroy Victoria 3065 Australia

Item 1.B Advisers

Our principal bankers, accountants and legal advisers are as follows:

Name of Adviser	Function	Business Address

Ernst & Young Chartered Accountants	Auditors	680 George Street Sydney NSW 2000 Australia

St. George Bank Limited	Bankers - Australia	333 Collins Street Melbourne Victoria 3000 Australia

KeyBank National Association	Bankers - USA	1130 Haxton Drive Fort Collins CO 80525 USA

Clayton Utz	General Counsel	333 Collins Street Melbourne Victoria 3000 Australia

Faegre & Benson LLP	Licensing and Patent Attorneys	3200 Wells Fargo Center 1700 Lincoln Street Denver CO 80203 USA

Greenberg Traurig, LLP	U.S. Securities Counsel	200 Park Avenue New York, NY 10166 USA

Item 1.C Auditors

The auditors of the Company’s US GAAP accounts for the years ended June 30, 2001, June 30, 2002, June 30, 2003, June 30, 2004 and June 30, 2005 were Ernst & Young, whose address is 680 George Street, Sydney, NSW 2000, Australia, members of the Australian Institute of Chartered Accountants.  Ernst & Young are the Company’s current auditors, an appointment ratified at the Annual General Meeting held on November 28, 2003.

Item 2.                     Offer Statistics And Expected Timetable

Not applicable.

Item 3.                     Key Information

Item 3.A Selected Financial Data

The following selected financial data for the five years ended June 30, 2005, respectively, are derived from the audited consolidated financial statements of Genetic Technologies Limited, prepared in accordance with United States generally accepted accounting principles (“US GAAP”).  The data should be read in conjunction with the consolidated financial statements, related notes and other financial information included herein.

The acquisition of GeneType AG by the Company in 2000 was accounted for under US GAAP as a reverse acquisition for financial reporting purposes.  Accordingly, the summary financial data set forth below is that of GeneType (the legal acquiree), with the results of operations of Genetic Technologies (the legal acquiror) included from the effective date of its acquisition (September 30, 2000).

All amounts are in U.S. dollars as of June 30 as noted (except for per share data).

GENETIC TECHNOLOGIES LIMITED

CONSOLIDATED PROFIT AND LOSS STATEMENTS
US GAAP FOR 2005, 2004, 2003, 2002 AND 2001
CONVERTED TO U.S. DOLLARS

	Year ended 30 June 2005	Year ended 30 June 2004	Year ended 30 June 2003	Year ended 30 June 2002	Year ended 30 June 2001
	U.S. Dollars (a)	U.S. Dollars (b)	U.S. Dollars (c)	U.S. Dollars (d)	U.S. Dollars (e)
REVENUES
Licensing Revenue	4,970,007	507,910	2,615,544	778,131	0
Service Testing Revenue	1,809,301	1,969,963	1,727,617	838,969	500,110
Grant Income	437,278	154,702	50,244	91,610	197,289
Other Revenue	3,469	12,427	10,722	17,343	24,274
TOTAL REVENUES	7,220,055	2,645,002	4,404,127	1,726,053	721,673

OPERATING EXPENSES
Research and Development	1,826,984	1,659,914	512,345	497,207	357,345
Patent and License Fees	4,591,710	763,739	428,335	267,408	70,484
Service Testing Expenses	3,518,398	2,229,307	1,820,490	934,732	502,376
Sales and Marketing	537,039	960,619	661,211	397,772	241,435
General and Administrative	2,668,002	2,383,879	1,182,856	1,140,919	1,815,176
TOTAL OPERATING EXPENSES	13,142,133	7,997,458	4,605,237	3,238,038	2,986,816

PROFIT (LOSS) FROM OPERATIONS	(5,922,078)	(5,352,456)	(201,110)	(1,511,985)	(2,265,143)

OTHER INCOME (EXPENSE)
Interest Income	484,286	352,605	68,387	57,907	59,920
Interest Expense	(31,750)	0	(5,979)	(5,490)	(6,823)
Net Profit (Loss) on Sale of Mining Operations	0	0	0	43,063	71,008
Net Profit (Loss) on Assets	97,809	406,224	(100,191)	(1,153,309)	(1,242,645)
Net Foreign Exchange Losses	(140,861)	(171,960)	(558,292)	(579,605)	(248,051)
TOTAL OTHER INCOME (EXPENSES)	409,484	586,869	(596,075)	(1,637,434)	(1,366,591)

NET LOSS BEFORE INCOME TAXES	(5,512,594)	(4,765,587)	(797,185)	(3,149,419)	(3,631,734)

INCOME TAXES	(195,339)	(27,579)	(167,412)	(83,000)	0

NET LOSS BEFORE MINORITY INTEREST	(5,707,933)	(4,793,166)	(964,597)	(3,232,419)	(3,631,734)

MINORITY INTEREST	(35,016)	(23,560)	4,202	10,240	46,324

NET LOSS	(5,742,949)	(4,816,726)	(960,395)	(3,222,179)	(3,585,410)

NET LOSS PER ORDINARY SHARE (CENTS PER SHARE)	(2)	(2)	(0)	(1)	(2)

WEIGHTED AVERAGE SHARES OUTSTANDING (BASIC AND DILUTED)	315,264,068	277,806,689	261,541,405	259,757,871	221,535,566

GENETIC TECHNOLOGIES LIMITED

SELECTED CONSOLIDATED BALANCE SHEET DATA
US GAAP FOR 2005, 2004, 2003, 2002 AND 2001
CONVERTED TO U.S. DOLLARS

	Year ended 30 June 2005	Year ended 30 June 2004	Year ended 30 June 2003	Year ended 30 June 2002	Year ended 30 June 2001
	U.S. Dollars (a)	U.S. Dollars (b)	U.S. Dollars (c)	U.S. Dollars (d)	U.S. Dollars (e)
ASSETS
Current	15,002,375	9,063,848	4,274,514	4,631,408	1,718,182
Non-Current	7,311,427	6,589,525	1,807,634	660,338	4,872,819
TOTAL ASSETS	22,313,802	15,653,373	6,082,148	5,291,746	6,591,000

LIABILITIES
Current	3,738,790	3,233,207	1,349,310	736,881	413,123
Non-Current	1,224,960	486,640	469,490	392,980	355,670
TOTAL LIABILITIES	4,963,750	3,719,847	1,818,800	1,129,861	768,793

NET ASSETS	17,224,715	11,851,330	4,204,310	4,120,945	5,822,208

DIVIDENDS DECLARED PER SHARE	0	0	0	0	0

a)      Converted at A$1.00 = US$0.7564, except for assets and liabilities which were converted at A$1.00 = US$0.7618

b)      Converted at A$1.00 = US$0.7132, except for assets and liabilities which were converted at A$1.00 = US$0.6952

c)      Converted at A$1.00 = US$0.5850, except for assets and liabilities which were converted at A$1.00 = US$0.6710

d)      Converted at A$1.00 = US$0.5236, except for assets and liabilities which were converted at A$1.00 = US$0.5628

e)      Converted at A$1.00 = US$0.5372, except for assets and liabilities which were converted at A$1.00 = US$0.5100

Exchange rates

The following table sets forth, for the periods and dates indicated, certain information concerning the noon buying rate in New York City for Australian dollars expressed in U.S. dollars per A$1.00 as certified for customs purposes by the Federal Reserve Bank of New York.

Period ended	At period end	Average rate (a)	High	Low
June 2001	0.5100	0.5372	0.6030	0.4773
June 2002	0.5628	0.5236	0.6256	0.4819
June 2003	0.6713	0.5847	0.6735	0.5226
June 2004	0.6952	0.7132	0.8005	0.6345
June 2005	0.7618	0.7564	0.7792	0.7498
July 2005	0.7594	0.7524	0.7661	0.7403
August 2005	0.7514	0.7614	0.7739	0.7469
September 2005	0.7643	0.7651	0.7731	0.7537
October 2005	0.7480	0.7535	0.7630	0.7468
November 2005	0.7394	0.7353	0.7451	0.7267

(a)          The average of the exchange rates on the last day of each month during the financial period.

Item 3.B Capitalization and Indebtedness

Not applicable.

Item 3.C Reasons for the Offer and Use of Proceeds

Not applicable.

Item 3.D Risk Factors

Before you purchase our ADSs, you should be aware that there are risks, including those described below.  You should consider carefully these risk factors together with all of the other information contained elsewhere in this Annual Report before you decide to purchase our ADSs.

Risks Related to Us

Our stock price is volatile and can fluctuate significantly based on events not in our control and general industry conditions.  As a result, the value of your investment may decline significantly.

The biotechnology sector seems particularly vulnerable to abrupt changes in investor sentiment.  Stock prices of companies in the biotechnology industry, including ours, can swing dramatically, with little relationship to operating performance.  Our stock price may be affected by a number of factors including, but not limited to:

•                                          product development events;

•                                          the outcome of litigation;

•                                          decisions relating to intellectual property rights;

•                                          the entrance of competitive products/technologies into our market;

•                                          new medical discoveries;

•                                          the establishment of strategic partnerships and alliances;

•                                          changes in reimbursement policies or other practices related to the pharmaceutical industry; or

•                                          other industry and market changes or trends.

Since June 30, 2002, the price of our Ordinary Shares has ranged from a low of A$0.18 to a high of A$0.87 per share.  Further fluctuations are likely to occur due to events not within our control and general market conditions affecting the biotechnology sector or the stock market generally.  The most significant such event of which we have knowledge took place in August 2003 after a television report in Australia on our company was broadcast.  That week the price of our shares increased from A$0.58 to A$0.87 on a volume of 26,000,000 shares traded, which was exceptionally high for us.  The share price subsequently retreated.

In addition, low trading volume may increase the volatility of the price of our ADSs.  Trading volume in our Ordinary Shares on other markets has not been historically high, and trading volume of our ADSs on the NASDAQ National Market may also be low.  Further, because each of our ADSs represents 30 of our Ordinary Shares, trading volume in our ADSs may be lower than that for our Ordinary Shares.  A thin trading market could cause the price of our ADSs to fluctuate significantly more than the stock market as a whole.  For example, trades involving a relatively small number of our ADSs may have a greater impact on the trading price for our ADSs than would be the case if their trading volume were higher.

The following chart graphically illustrates the fluctuation in the price of our shares over the last four years:

The fact that we do not expect to pay cash dividends may lead to decreased prices for our stock.

We have never paid a cash dividend on our Ordinary Shares and we do not anticipate paying any cash dividend in the foreseeable future.  We intend to retain future cash earnings, if any, for reinvestment in the development and expansion of our business.  Whether we pay cash dividends in the future will be at the discretion of our Board of directors and will be dependent on our financial condition, results of operations, capital requirements and any other factors our Board of directors decides is relevant.  As a result, an investor will only recognize an economic gain on an investment in our stock from an appreciation in the price of our stock.

You may have difficulty in effecting service of legal process and enforcing judgments against us and our management.

We are a public company limited by shares, registered and operating under the Australian Corporations Act 2001.  All of our directors and officers named in this Annual Report reside outside the U.S.  Substantially all, or a substantial portion of, the assets of those persons are located outside the U.S.  As a result, it may not be possible to effect service on such persons in the U.S. or to enforce, in foreign courts, judgments against such persons obtained in U.S. courts and predicated on the civil liability provisions of the federal securities laws of the U.S.  Furthermore, substantially all of our directly owned assets are outside the U.S., and, as such, any judgment obtained in the U.S. against us may not be collectible within the U.S.  There is doubt as to the enforceability in the Commonwealth of Australia, in original actions or in actions for enforcement of judgments of U.S. courts, of civil liabilities predicated solely upon federal or state securities laws of the U.S., especially in the case of enforcement of judgments of U.S. courts where the defendant has not been properly served in Australia.

Because we are not required to provide you with the same information as an issuer of securities based in the United States, you may not be afforded the same protections or information you would have if you invested in a United States public corporation.

We are exempt from certain provisions of the Securities Exchange Act of 1934, as amended, commonly referred to as the Exchange Act, that are applicable to U.S. public companies, including (i) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K; (ii) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; and (iii) the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time.  The exempt provisions would be available to you if you invested in a U.S. corporation.

However, in line with the Australian Stock Exchange regulations, we will disclose our semi-annual results, which, in accordance with Australian auditing standards, are required to have a limited review semi-annually and be fully audited annually.  The information, which may have an effect on the stock price on the Australian Stock Exchange, will also be disclosed immediately in the public media and to the Australian Stock Exchange.  Other relevant information pertaining to our Company or us will also be disclosed in line with the Australian Stock Exchange regulations and information dissemination requirements for listed companies.  We will provide our semi-annual results and other material information that we make public in Australia in the U.S. under the cover of SEC Form 6-K.  Nevertheless, you may not be afforded the same protections or information, which would be made available to you, were you investing in a United States public corporation because the Form 10-Q and Form 8-K requirements are not applicable to us.

If a public market does not develop for our ADSs,  your ability to resell your ADSs could be negatively affected.  This would be so because there would be limited buyers for your interests.

There has been no public market for the ADSs and there has been virtually no trading in our ADSs through the pink sheets after establishment of our Level I ADR Program.  However, subsequent to the Level II listing of our ADSs on the NASDAQ National Market on September 2, 2005, the trading volumes of our ADSs have increased.  An active trading market for the ADSs, however, may not develop or be maintained in the future.  If an active trading market is not developed and maintained, the liquidity and trading prices of the ADSs could be negatively affected.

Holders of ADSs may have limited rights relative to holders of our Ordinary Shares in certain circumstances.

The rights of holders of ADSs with respect to voting of Ordinary Shares and the right to receive certain distributions may be limited in certain respects by the deposit agreement entered into by us and The Bank of New York.  For example, although ADS holders are entitled under the deposit agreement, subject to any applicable provisions of Australian law and of our constitution, to instruct the depositary as to the exercise of the voting rights pertaining to the Ordinary Shares represented by the American Depositary Shares, and the depositary has agreed that it will try, as far as practical, to vote the Ordinary Shares so represented in accordance with such instructions, ADS holders may not receive notices sent by depositary in time to ensure that the depositary will vote the Ordinary Shares.  This means that holders of ADSs may not be able to exercise their right to vote.  In addition, under the deposit agreement, the depositary has the right to restrict distributions to holders of the ADSs in the event that it is unlawful or impractical to make such distributions.  We have no obligation to take any action to permit distributions to holders of our American Depositary Receipts, or ADRs.  As a result, holders of ADRs may not receive distributions made by us.  For further information about the rights and limitations on rights applicable to holders of our ADRs, please see Item 12D of this Annual Report entitled “American Depositary Shares”.

Our Company has a history of losses and we expect to continue to incur costs.

Genetic Technologies Limited was founded in 1989.  We have incurred operating losses in every year of our existence.  We incurred net losses of $3,222,179 for the year ended June 30, 2002, net losses of $960,395 for the year ended June 30, 2003 and net losses of $4,816,726 for the year ended June 30, 2004, and a net loss of $5,742,949 for year ended June 30, 2005.  As of June 30, 2005, we have accumulated losses of $12,982,113.  The extent of future losses and the time required to achieve profitability remains uncertain.

Risks Related to our Industry

Our sales cycle is typically lengthy.

The sales cycle for our testing products and license generation is lengthy.  As a result, we may expend substantial funds and management effort with no assurance of successfully selling our products or services or granting new licenses.  Our ability to obtain customers for our genetic testing products and services depends in significant part upon the perception that our products and services can help accelerate efforts in genomics.  The sales cycle is typically lengthy.  Our sales effort requires the effective demonstration of the benefits of our products and services to and significant training of many different departments within a potential customer.  In addition, we sometimes are required to negotiate agreements containing terms unique to each customer.  With respect to license generation, it is common for negotiations with licensees to take many months before a license is eventually granted.  Our business could be adversely affected if we expend money without any return.

If our competitors develop more effective products, our results of operations and financial condition could be affected.

We are subject to limited competition from biotechnology and diagnostic companies, academic and research institutions and government or other publicly-funded agencies that are pursuing products and services that are substantially similar to our proposed testing products and services, or which otherwise address the needs of our customers and potential customers.  Our competitors in the testing market include private and public sector enterprises in Australia and elsewhere.  Many of the organizations competing with us have significantly greater experience in financial, research and development, manufacturing, marketing, sales, distribution, technical and regulatory matters than we do.  In addition, many current and potential competitors have greater name recognition and more extensive collaborative relationships.  However, because of our patents, we have virtually no competition in the licensing area.

Our competitive position in the testing area is based upon our ability to:

•                                          create and maintain scientifically-advanced technology and proprietary products and processes;

•                                          attract and retain qualified personnel;

•                                          obtain patent or other protection for our products and processes;

•                                          obtain required government approvals on a timely basis; and

•                                          successfully market products.

If we are not successful in meeting these goals, our business could be hurt.  Similarly, our competitors may succeed in developing technologies, products or procedures that are more effective than any that we are developing or that would render our technology and products obsolete, noncompetitive or uneconomical.

For a full discussion of competition see Item 4.B, “Competition”.

We rely heavily upon our patents and proprietary technology and any future claims that our patents are invalid could seriously affect our licensing business and adversely affect our revenues and our financial condition.

We rely upon our portfolio of patent rights, patent applications and exclusive licenses to patents and patent applications relating to genetic technologies.  We expect to aggressively patent and protect our proprietary technologies.  However, we cannot be sure that any additional patents will be issued to us as a result of our domestic or foreign patent applications or that any of our patents will withstand challenges by others.  Patents issued to or licensed by us may be infringed or third parties may independently develop either the same or similar technology.  Similarly, our patents may not provide us with meaningful protection from competitors, including those who may pursue patents which may prevent, limit or interfere with our products or will require licensing and the payment of significant fees or royalties by us to such third parties in order to enable us to conduct our business.  We may sue or be sued by third parties regarding patents and other intellectual property rights.  These suits are costly and would divert funds and management and technical resources from our operations.

We have important relationships with external parties over whom we have limited control.

We have relationships with a number of academic consultants who are not employed by us.  Accordingly, we have limited control over their activities and can expect only limited amounts of their time to be dedicated to our activities.  These persons may have consulting, employment or advisory arrangements with other entities that may conflict with or compete with their obligations to us.  Our consultants typically sign agreements that provide for confidentiality of our proprietary information and results of studies.  However, in connection with every relationship, we may not be able to maintain the confidentiality of our technology, the dissemination of which could hurt our competitive position and results of operations.  To the extent that our scientific consultants develop inventions or processes independently that may be applicable to our proposed products, disputes may arise as to the ownership of the proprietary rights to such information, and we may not win those disputes.

If we are unable to protect our proprietary methods and technologies, we may not be able to commercialize products or services.

Our commercial success will depend, in large part, on our ability to obtain patent protection on many aspects of our business, including the products, methods and services we develop.  Patents issued to us may not provide us with substantial protection or be commercially beneficial to us.  The issuance of a patent is not conclusive as to its validity or its enforceability.  In addition, our patent applications or those we have licensed, may not result in issued patents.  If our patent applications do not result in issued patents, our competitors may obtain rights to commercialize our discoveries which would harm our competitive position.  We also may apply for patent protection on novel genetic variations in known genes and their uses, as well as novel uses for previously identified genetic variations discovered by third parties.  In the latter cases, we may need a license from the holder of the patent with respect to such genetic variations in order to make, use or sell any related products.  We may not be able to acquire such licenses on terms acceptable to us, if at all.

Certain parties are attempting to rapidly identify and characterize genes and genetic variations through the use of sequencing and other technologies.  To the extent any patents are issued to other parties on such partial or full-length genes or genetic variations or uses for such genes or genetic variations, the risk increases that the sale of products or services developed by us or our collaborators may give rise to claims of patent infringement against us.  Others may have filed and, in the future, are likely to file patent applications covering many genetic variations and their uses.  Any such patent application may have priority over our patent applications and could further require us to obtain rights to previously issued patents covering genetic variations.  Any license that we may require under any such patent may not be made available to us on commercially acceptable terms, if at all.

We may be sued for infringing on the intellectual property rights of others.  We could also become involved in interference proceedings in the United States Patent and Trademark Office to determine the relative priority of our patents or patent applications and those of the other parties involved in the interference proceeding.  Intellectual property proceedings are costly, and could affect our results of operations.  These proceedings can also divert the attention of managerial and technical personnel.  If we do not prevail in any intellectual property proceeding, in addition to any damages we might have to pay, we could be required to stop the infringing activity, or obtain a license to or design around the intellectual property in question.  In interference proceedings, our patent rights could be invalidated and the scope of our patents could be limited.  If we are unable to obtain licenses to intellectual property rights that we need to conduct our business, or are unable to design around any third party patent, we may be unable to sell some of our products, which will result in reduced revenue.

We have in the past and may in the future become a party to litigation involving patents and intellectual property rights.  We have previously commenced litigation against a number of parties to protect our rights pertaining to our intellectual property.  We may in the future receive claims of infringement of intellectual property rights from other parties.  If we do not prevail in any future legal proceedings, we may be required to pay significant monetary damages.  In addition, we could also be enjoined from use of certain processes or prevented from selling certain configurations of our products or services that were found to be within the scope of the patent claims.  In the event we did not prevail in any future proceeding, we would either have to obtain licenses from the other party, avoid certain product configurations or modify some of our products, services and processes to design around the patents.  Licenses could be costly or unavailable on commercially reasonable terms.  Designing around patents or focusing efforts on different configurations could be time consuming, and we would have to remove some of our products or services from the market while we were completing redesigns.  Accordingly, if we are unable to settle future intellectual property disputes through licensing or similar arrangements, or if any such future disputes are determined adversely to us, our ability to market and sell our products and services could be seriously harmed.  This would in turn reduce demands for our products and harm our financial condition and results of operations.

In addition, in order to protect or enforce our patent rights or to protect our ability to operate our business, we may need to initiate other patent litigation against third parties.  These lawsuits could be expensive, take significant time, and could divert management’s attention from other business concerns.  These lawsuits could result in the invalidation or limitation in the scope of our patents or forfeiture of the rights associated with our patents.  We may not prevail in any such proceedings and a court may find damages or award other remedies in favor of our opposing party in any of these suits.  During the course of any future proceedings, there may be public announcements of the results of hearings, motions and other interim proceedings or developments in the litigation.  Securities analysts or investors may perceive these announcements to be negative, which could cause the market price of our stock to decline.

We may be subject to professional liability suits; our insurance may not be sufficient to cover damages.  If this occurs, our business and financial condition may be negatively affected.

Our business exposes us to potential liability risks that are inherent in the testing, manufacturing, marketing and sale of genetic tests.  The use of our products and product candidates, whether for clinical trials or commercial sale, may expose us to professional liability claims or product recall and possible adverse publicity.  We may be subject to claims resulting from incorrect results of analysis of genetic variations or other screening tests performed using our products.  Litigation of these claims can be costly.  We could expend significant funds during any litigation proceeding brought against us.  Further, if a court were to require us to pay damages to a plaintiff, the amount of such damages could significantly harm our financial condition.  Although we have public and products liability insurance coverage under broadform liability and professional indemnity policies, for an aggregate amount of A$60,000,000, the level or breadth of our coverage may not be adequate to fully cover potential liability claims.  To date we have not been subject to claims, or ultimately liability, in excess of the amount of our coverage.  In addition, we may not be able to obtain additional professional liability coverage in the future at an acceptable cost.  A successful claim or series of claims brought against us in excess of our insurance coverage and the effect of professional liability litigation upon the reputation and marketability of our technology and products, together with the diversion of the attention of key personnel, could negatively affect our business.

We use potentially hazardous materials, chemicals and patient samples in our business and any disputes relating to improper handling, storage or disposal of these materials could be time consuming and costly.

Our research and development, production and service activities involve the controlled use of hazardous laboratory materials and chemicals, including small quantities of acid and alcohol, and patient tissue and blood samples.  We do not knowingly deal with infectious samples.  We, our collaborators and service providers are subject to stringent Australian federal, state and local laws and regulations governing occupational health and safety standards, including those governing the use, storage, handling and disposal of these materials and certain waste products.  However, we could be liable for accidental contamination or discharge or any resultant injury from hazardous materials, and conveyance, processing, and storage of and data on patient samples.  If we, our collaborators or service providers fail to comply with applicable laws or regulations, we could be required to pay penalties or be held liable for any damages that result and this liability could exceed our financial resources.  Further, future changes to environmental health and safety laws could cause us to incur additional expense or restrict our operations.  We have never had a reportable injury through the date of this Annual Report.

In addition, our collaborators and service providers may be working with these types of hazardous materials, including hazardous chemicals, in connection with our collaborations. In the event of a lawsuit or investigation, we could be held responsible for any injury caused to persons or property by exposure to, or release of, these patient samples that may contain viruses and hazardous materials. The cost of this liability could exceed our resources.  While we maintain broadform liability insurance coverage for these risks, in the amount of up to A$40,000,000, the level or breadth of our coverage may not be adequate to fully cover potential liability claims.  To date, we have not been subject to claims, or ultimately liability, in excess of the amount of our coverage.  Our broadform insurance coverage also covers us against losses arising from an interruption of our business activities as a result of the mishandling of such materials.  We also maintain workers’ compensation insurance, which is mandatory in Australia, covering all of our workers in the event of injury.

We depend on the collaborative efforts of our academic and corporate partners for research, development and commercialization of some of our products.  A breach by our partners of their obligations, or the termination of the relationship, could deprive us of valuable resources and require additional investment of time and money.

Our strategy for research, development and commercialization of some of our products involves entering into various arrangements with academic and corporate partners and others.  As a result, our strategy depends, in part, upon the success of these outside parties in performing their responsibilities.  Our collaborators may also be our competitors.  We cannot control the amount and timing of resources that our collaborators devote to performing their contractual obligations and we have no certainty that these parties will perform their obligations as expected or that any revenue will be derived from these arrangements.

If our collaborators breach or terminate their agreement with us or otherwise fail to conduct their collaborative activities in a timely manner, the development or commercialization of the product candidate or research program under such collaborative arrangement may be delayed.  If that is the case, we may be required to undertake unforeseen additional responsibilities or to devote unforeseen additional funds or other resources to such development or commercialization, or such development or commercialization could be terminated.  The termination or cancellation of collaborative arrangements could adversely affect our financial condition, intellectual property position and operations.  In addition, disagreements between collaborators and us could lead to delays in the collaborative research, development, or commercialization of certain products or could require or result in formal legal process or arbitration for resolution.  These consequences could be time-consuming and expensive and could have material adverse effects on us.

Other than our contractual rights under our license agreements, we may be limited in our ability to convince our licensees to fulfill their obligations.  If our licensees fail to act promptly and effectively, or if a dispute arises, it could have a material adverse effect on our results of operations and the price of our Ordinary Shares and ADSs.

We rely upon scientific, technical and clinical data supplied by academic and corporate collaborators, licensors, licensees, independent contractors and others in the evaluation and development of potential therapeutic methods.  There may be errors or omissions in this data that would materially adversely affect the development of these compounds.

We may seek additional collaborative arrangements to develop and commercialize our products in the future.  We may not be able to negotiate acceptable collaborative arrangements in the future, and if negotiated we have no certainty that they will be on favorable terms or will be successful.  In addition, our collaborative partners may pursue alternative technologies or develop alternative compounds independently or in collaboration with others as a means of developing treatments for the diseases targeted by their collaborative programs with us.  If any of these events occurs, the progress of our company could be adversely affected and our results of operations and financial condition could suffer.

Problems associated with international business operations could affect our ability to license our technology and our results of operations.

We seek to license our intellectual property on a global scale, including eventually in countries such as China that are considered to provide significantly less protection to intellectual property than the United States and Australia.  In addition, a number of other risks are inherent in international transactions and commerce, including political and economic instability, foreign currency exchange fluctuations and changes in tax laws.  For example, in fiscal year 2003 we sustained foreign exchange losses of over $500,000 primarily due to the appreciation in the value of the Australian Dollar compared to the U.S. Dollar and the impact on our cash deposits denominated in U.S. Dollars.

Government regulation of geneticresearch or testing may adversely affect the demand for our products and impair our business and operations.

Apart from accreditation requirements, we are generally not subject to regulation.  Federal, state and local governments, however, may adopt regulations relating to the conduct of genetic research and genetic testing.  These regulations could limit or restrict genetic research activities as well as genetic testing for research or clinical purposes.  In addition, if state and local regulations are adopted, these regulations may be inconsistent with, or in conflict with, regulations adopted by other state or local governments.  Regulations relating to genetic research activities could adversely affect our ability to conduct our research and development activities.  Regulations restricting genetic testing could adversely affect our ability to market and sell our products and services.  Accordingly, any regulations of this nature could increase the costs of our operations or restrict our ability to conduct our testing business and might adversely affect our operations and financial condition.

In Australia, there is no law that prohibits the performing a paternity test by using just a sample from a father and child. In March 2003, the Australian Law Reform Commission (ALRC) released its report into Human Genetic Testing in Australia.  In relation to paternity testing, it made various recommendations, the most significant of which was that the testing of a child without the knowledge or consent of both parents should be made illegal.  Even though this report was released over two years ago, it is expected that the Government will eventually accept and pass legislation to enforce the ALRC recommendations.  When passed, this will have a negative impact on our revenue, as father/child testing is a substantial and growing market.  However, another of the ALRC recommendations was that Human DNA parentage testing only be performed in an accredited laboratory.  If this recommendation is accepted, then the three non-accredited providers will either have to comply or cease trading.

We rely on the services of individuals who possess special skills and experience.

Much of the future success of the Company depends on the continued service and availability of skilled personnel, including its Chief Executive Officer, members of its executive team, and those in technical, marketing and staff positions.  While we are actively recruiting new employees with such skills and experience to reduce our reliance on these individuals, skilled personnel with specific experience in the biotechnology industry are in high demand and competition for their talents is intense.

Ethical and other concerns surrounding the use of genetic information may reduce the demand for our products and services.

Public opinion regarding ethical issues related to the confidentiality and appropriate use of genetic testing results may influence governmental authorities to call for limits on, or regulation of the use of, genetic testing.  In addition, such authorities could prohibit testing for genetic predisposition to certain conditions, particularly for those that have no known cure.  Furthermore, adverse publicity or public opinion relating to genetic research and testing, even in the absence of any governmental regulation, could reduce the potential markets for our products, which could materially and adversely affect our revenues.

Although we are a leader in the field of genetics in Australia, we do not undertake any activities in the contentious areas of cloning, stem cell research or other gene-altering areas.  As such, many of the ethical issues that may be relevant to other participants in the genetics industry are not applicable to us.

Licensing

The patenting of genes and issues surrounding access to genetic knowledge are subjects of extensive and ongoing public debate in many countries.  In recent times for example, the Australian Law Reform Commission has conducted two inquiries into the social uses of genetic information.  The patents we hold over uses of non-coding DNA have a broad scope and these have also been the subject of debate and some criticism in the media.  A risk we may face is that individuals or organisations in any of the countries in which these patents have issued could potentially take legal action to seek their amendment, revocation or invalidation.

Furthermore, any time that we initiate legal action against parties that infringe our patents we face a risk that the infringer will defend itself through a counter-claim of patent invalidity.  Subsequent legal action could potentially overturn, invalidate or limit the scope of our patents.

Under the relevant Patent Act in most, if not all, the countries in which our non-coding patents have issued, the relevant judicial system has rights to impose compulsory licensing.  The relevant governments typically hold “march-in” rights by which they may unilaterally choose to exploit the technology.  To the extent that the Company’s non-coding DNA technology is used in the conduct of genetic research, we also face risks, uncertainty and controversy over the licensing of our technology to those conducting research.  Whether or not researchers should be exempted from obligations to take licenses to the relevant patents was the subject of another government inquiry being conducted by the Australian Council for Intellectual Property who recommended the creation of a research exemption.

Genetic testing

There is a risk that a moratorium on genetic testing by the Australian Institute of Sport may impact on the commercialization of our sports performance genetic test for the elite competitor market in Australia.  However, this moratorium should not impact our ability to distribute this test throughout the rest of the world.  There is also a view held by some elements of the medical and academic communities that the marketing of some of our cancer diagnostic tests is done solely with a commercial objective in mind. In essence, some parties have indicated that, in their view, the risk of inheriting certain types of cancer is too low to warrant an expensive genetic test. Guidelines laid down by the Australian National Health Medical Research Council also prevent us from promoting our testing in a manner which may “cause any unnecessary alarm”.

In recent years, health care payors as well as federal and state governments have focused on containing or reducing health care costs.  We cannot predict the effect that any of these initiatives may have on our business.  In particular, gene-based therapeutics, if successfully developed and commercialized, are likely to be costly compared to currently available drug therapies.  Health care cost containment initiatives focused either on gene-based therapeutics or on genetic testing could cause the growth in the clinical market for genetic testing to be curtailed or slowed.  In addition, health care cost containment initiatives could also cause pharmaceutical companies to reduce research and development spending.  In either case, our business and our operating results would be adversely affected.  In addition, genetic testing in clinical settings is often billed to third-party payors, including private insurers and governmental organizations.  If our current and future clinical products and services are not considered cost-effective by these payors, reimbursement may not be available to users of our products and services.  In this event, potential customers would be much less likely to use our products and services, and our business and operating results would be seriously harmed.

ITEM 4.  INFORMATION ON THE COMPANY

Item 4.A History and Development of the Company

We were incorporated under the laws of Western Australia on January 5, 1987 as Concord Mining N.L.  On August 13, 1991 we changed our name to Consolidated Victorian Gold Mines N.L.  On December 2, 1991 we changed our name to Consolidated Victorian Mines N.L.  On March 15, 1995 we changed our name to Duketon Goldfields N.L.

On October 15, 1999 the type of company was changed from a No Liability Company to a company limited by shares.  On August 29, 2000 we changed our name to Genetic Technologies Limited, which is our current name.  We were originally incorporated as a mining company and gradually phased out our mining activities and became a biotechnology company with the acquisition of GeneType AG in August 2000.  Our Australian company number is ACN 009 212 328.  We operate pursuant to our constitution, the Australian Corporations Act, the Australian Stock Exchange Listing Rules, the Marketplace Rules of NASDAQ and, where applicable, local legislation.

Our registered office, headquarters, laboratory and business activities are all located at 60-66 Hanover Street, Fitzroy, Victoria 3065 Australia.  Our telephone number is +61-3-9415-1135.  Our website address is www.gtg.com.au.  Information on our website and websites linked to it does not constitute part of this Annual Report.

GeneType AG was incorporated in Zug, Switzerland in 1989, and was acquired by us on August 29, 2000.  GeneType AG had been formed by Dr. Mervyn Jacobson (a medical doctor) and Dr. Malcolm Simons (an immunogeneticist) after they met in Melbourne, Australia, in early 1989, and resolved to test the hypothesis developed by Dr. Simons that the non-coding or “junk” DNA regions in the human,  (and in particular, the non-coding DNA of the human HLA gene complex on chromosome 6) was in reality not “junk”, but a valuable and highly ordered reservoir of useful genetic information, overlooked by the scientific community up until that time.

GeneType AG indeed researched and proved that certain motifs or sequence variations (known as “polymorphisms”) within the non-coding DNA of these HLA genes could be identified which were clearly not “junk” – and GeneType AG also showed that these polymorphisms were actually linked to particular DNA variations in the coding region (known as “alleles”).  Alternatively, some of these non-coding polymorphisms could be linked to groupings of alleles in the coding region (or “haplotypes”) of these HLA genes.  This was a significant breakthrough and resulted in a first patent filing concerning use of non-coding polymorphisms linked to coding alleles or haplotypes in HLA for analysis purposes. GeneType AG then filed additional patents in relation to use of non-coding polymorphisms for analysis purposes outside of the HLA genes.  Later, GeneType AG also filed patents on the use of such non-coding polymorphisms for mapping purposes.  These patents were filed in many countries. Subsequently, such patent applications have resulted in issued patents being awarded to GeneType AG in many jurisdictions, creating a potentially valuable business opportunity for GeneType AG.  The commercial mission then evolved for GeneType AG to assert its ownership over such patents, by way of out-licensing these inventions and these strategies to others, to allow them to also access this useful and informative genetic information – which GeneType AG had been the first to prove indeed exists within the non-coding DNA of all genes in all multi-cellular species – and so, to then exploit such inventions globally for profit.

On August 29, 2000, we acquired 100% of GeneType AG, including all its valuable patents, and we shifted our focus exclusively to the area of biotechnology.  We also changed our name to Genetic Technologies Limited.  In September 2000, our listing was duly transferred from the mining board of the ASX to the industrial board and our shares were thereafter classified under the industry group “Health and Biotechnology”, completing our transformation from a mining and resources company into a biotechnology company.  During 2001, we also acquired 10% of the issued and outstanding shares in Cytomation Inc., Fort Collins, Colorado.  At that time, Cytomation was a leader in the manufacture and sales of flow cytometers and cell sorters.  Also, in December 2001, we acquired an initial shareholding of less than 1% in the issued capital of XY, Inc., a company based in Fort Collins, Colorado.  In July 2001, we acquired the business of DNA-ID Labs in Perth, Western Australia, as part of our strategy of expanding our paternity testing business in Australia.  In March 2002, we formed AgGenomics Pty. Ltd., based in Melbourne, in order to expand our genetic service testing into the field of plant genetics.  In May 2003, we acquired the fixed assets of the business Genetic Science Services in Melbourne, in order to expand into the field of the genetic testing.

Since the acquisition of GeneType AG, with the exception of certain minor passive interests, the directors have disposed of all remaining mining interests so that our activities now focus solely on emerging opportunities in the field of biotechnology.

Our current activities in biotechnology primarily concentrate on three clearly defined areas of activity:

(i)                     out-licensing of our non-coding patents globally;

(ii)                  expanding our existing genetic service testing business to become the leading genetic testing laboratory in the Asia-Pacific Region; and

(iii)               supporting certain research projects in which the Company is already involved.

In August 2001, our subsidiary Gtech International Resources Limited sold its remaining interest in the Aurex Project in the Yukon Territory, Canada, to Expatriate Resources Limited in exchange for 600,000 common shares in Expatriate Resources Limited.  Gtech International Resources Limited retains a 1.5% net smelter return royalty.  In September 2001, we sold all of our shares in Golden Mount NL for A$1.00, with full release of all our performance bonds.  In November 2001, we sold our entire shareholding in Cytomation Inc. for $4,816,044 (A$9.2 million), which resulted in a profit to our company of approximately $273,475 (A$500,000).  On June 4, 2002, we sold all the shares in Mt. Alexander Goldfields NL, the company which owned the other Victorian mining assets, for $157,045 (A$300,000) cash, and we were also granted a full release of all our performance bonds.

In early calendar year 2002, we commenced the process of out-licensing our non-coding patents, announcing several early successes.  The first license to our non-coding patents was granted to Genetic Solutions Pty. Ltd. of Australia, and soon after, to Nanogen Inc., Sequenom Inc., Perlegen Sciences Inc. and Myriad Genetics Inc. all of the U.S.  In the first half of 2003, we granted licenses to Pyrosequencing AB of Sweden, to ARUP and the University of Utah.  During the year ended 2004, we granted licenses to the University of Sydney, in Australia, Quest Diagnostics Inc. of USA, King’s College London, ViaLactia Biosciences (NZ) Limited of New Zealand, University of Technology, Sydney, Australia, TM Bioscience Corporation of Canada, Laboratory Corporation of America Holdings, Colorado State University of USA, C.Y. O’Connor ERADE Village Foundation of Perth, Western Australia, and Ovita Limited of New Zealand. Since June 30, 2004, we have granted licenses to Genzyme Corporation of USA, MetaMorphix Inc. of USA, Bionomics Limited of Adelaide, South Australia, the Australian Genome Research Facility of Brisbane, Queensland, four parties in New Zealand and Applera Corporation of USA.  These licenses are more fully described below under Item 4.B “Business Overview”.

It is a priority for the company to continue to identify additional parties who would benefit from taking a license to the GTG non-coding patents.  We are now pursuing negotiations with companies and organizations in the U.S., Europe, Australia, New Zealand, Canada, Japan and South America that would all benefit from taking a license to our non-coding patents or from collaborations with our service testing business and we are now devoting increasingly significant resources to this growing activity.

Item 4.B Business Overview

We are a biotechnology company, now pursuing commercial opportunities in three main areas of activity:

(i)                                                     out-licensing our non-coding patents globally;

(ii)                                                  expanding our genetic service-testing business in the Asia-Pacific Region; and

(iii)                                               supporting certain research projects in which we are already involved.

Industry Background

The Human Genome Project (HGP) announced (in 2001) the completion of the first draft of the entire sequence of the human genome.  The biotechnology industry is now working to build upon the vast amount of knowledge generated by that program - in order to develop a better understanding of the genetic basis of human health and disease.  Increasingly, genetics is being shown to play a key role in the diagnosis and treatment of many diseases in humans, as well as diseases in animals and plants.  Our growing understanding of genetics is now providing new information for understanding such predisposing or causative factors in many of these diseases.

More recently, the successful mapping of the Mouse Genome was published in December, 2002, and this permitted for the first time, a detailed comparison of human genes and mouse genes.  One of the key findings that has arisen from this work is the significant role that non-coding regulatory DNA plays in controlling gene function in both human genes and mouse genes.  For some scientists, but not for our company, these findings - of the great significance of non-coding regulatory DNA to gene function - were new, significant and totally unexpected.

A major focus in science is now the identification and analysis of genetic variations and disease-associated genes within the genome.  These genetic variations, or polymorphisms, in the DNA sequences vary between individuals.  The most common genetic variations are Single Nucleotide Polymorphisms, or SNPs, which are merely a difference in a single nucleotide.  The first draft of the human genome identified over 1.4 million SNPs that can be useful as positional signposts for disease-associated DNA sequences in a gene or as markers to map genes along a chromosome.  A significant number of these SNPs (perhaps more than 97%) are now known to be non-coding.

Genomics

A genome is an organism’s complete set of DNA and the study of that DNA is called genomics.  Genomes vary in size with bacteria displaying the smallest known genome at 600,000 DNA base pairs, while human and mouse genomes have over 3 billion.  The DNA of the human genome is organized into 24 distinct chromosomes that contain from 50 million to 250 million base pairs on each chromosome.  The DNA on each chromosome contains genes that are specific sequences that encode proteins that actually perform the work within a cell and also make up the cell itself.  Surprisingly, only about 2% to 5% of the human genome is organized into coding DNA, with the remainder being considered to be non-coding DNA.  Our patent portfolio is centered on proprietary methods for utilizing the valuable information contained within these non-coding regions.

Genetic Variability

Almost 99.9% of an individual’s genome is identical to that of every other individual’s genome.  However, even slight variations in sequence can drastically change how a gene functions.  Variations can lead to harmless changes, such as blue eyes instead of brown, or to major diseases such as cancer, cystic fibrosis, or cardiovascular disease.  Genetic variations can also be responsible for many of the differences in the ways individuals respond to drug therapies.  As a result of this knowledge, routine analysis of SNPs and other genetic variations are expected to play an increasingly important role in the discovery and development of new drugs, as well as in a variety of diagnostic therapeutic and other medical and life science applications.  Industry sources estimate there are millions of genetic variations in the human genome, creating demand for products and technologies that can quickly and accurately detect and analyze these variations.  It is thought that medicine of the future will be dispensed to a patient based on his or her own specific DNA variations.  This type of personalized medicine will require sophisticated genetic tests to determine the genetic make-up of an individual, and it is now recognized that such genetic make-up depends not only on the form of the coding DNA, but also the form of the associated non-coding DNA.

Genetic Tests

Most genes come in many different forms, called alleles.  One or more alleles may be associated with a particular disease state.  Genetic testing involves the direct examination of an individual’s DNA for a DNA marker associated with the allele of interest.  The determination of the particular alleles an individual has within his or her DNA is called genotyping.

The most commonly tested marker of a particular allele is a SNP.  As much as 98% of the human genome is considered to be non-coding DNA, the majority of the identified 1.4 million SNPs are also in non-coding regions of DNA.  We believe that a license to our proprietary methods of analyzing non-coding regions of DNA will be absolutely necessary for many of the genetic tests of the future.  Similarly, tests for genetic abnormalities or mutations may involve not just individual SNPs, but also groups of SNPs or even larger sequences of DNA, and such abnormal sequences – large or small – may be located either in the coding region alone, or in the non-coding region alone, or in both the coding and non-coding regions of the gene (or genes) under examination.  Clearly, the variations within genes that may be responsible for a disease are now known to be much more complicated than was previously understood, and the role of non-coding DNA is now being found to be highly relevant in more and more, diseases.  This similarly applies to genetic disorders in animals and in plants.  Accordingly, more and more genetic testing will in future look not only at coding variations, but also at the non-coding variations within a particular gene.

Our Patent Portfolio

The acquisition of GeneType AG gave our company ownership rights to a potentially significant portfolio of issued patents.  The major families of patents in the portfolio include:

(a)          Intron sequence analysis;

(b)         Genomic mapping;

(c)          Fetal cell recovery;

(d)         Electrophoresis standards;

(e)          Sports performance;

(f)            Parasitology;

(g)         Ancestral haplotypes for tissue typing;

(h)         Markers for disease; and

(i)             Modulation of the immune system.

(a)           The Intron Sequence Analysis patents - allow for the detection of specific motifs within the genetic material in the non-coding regions of DNA which have been shown, may be linked to certain alleles or haplotypes within the coding region of the gene.  In other words, whereas most geneticists previously looked at the genetic information located within the coding region alone, our inventions have provided a means of also looking at additional useful information which is located within the non-coding part of the gene, and which is now known to also be important in influencing gene function – and in particular, protein production.  The method is useful for example, in the determination of tissue typing for transplantation in order to test for possible likely acceptance or rejection of bone marrow or tissue grafts.  The method is also useful in the detection of genetic changes or mutations in the non-coding region of certain genes associated with a higher incidence of certain genetic diseases, such as cystic fibrosis, susceptibility to breast cancer, multiple sclerosis, Alzheimer’s Disease, etc.  It is also now known that more than 100 human diseases are associated with genetic changes in the non-coding part of a particular gene and which are linked to the function of the coding part that gene.  Similar applications also exist in animals and plants.  Several important markers in livestock, for example, have been shown to be located in the non-coding part of the DNA and also linked to particular coding function – for example, marbling or tenderness. It has also been shown that variations in the non-coding DNA of plants can influence function in plants, including the color of flowers and the timing of plant germination and growth.

(b)           The Genomic Mapping patents - describe methods for analyzing genetic material collected from various selected populations to identify and locate genes and markers of interest, by identifying highly polymorphic sites throughout the genome and particular haplotypes associated with such sites, all based on a reading of sequence information in both the coding and the non-coding portions of the genome.

(c)           The Fetal Cell Recovery patents - describe a novel and safe method for the isolation and collection of fetal cells from the peripheral blood of a pregnant woman, utilizing various HLA or other markers plus flow cytometry - all without any invasive procedure that might endanger the mother or the child.

(d)           The Electrophoresis Standards patents - describe a method for identifying band positions in an electrophoretic separation by also including a control, which serves as an internal standard.

(e)           The Sports Performance patents - describe a method that enables aspects of athletic performance to be predicted based on detection of various forms of the alpha actinin 3 (ACTN3) gene.

(f)            The Parasitology patents - describe the identification and use of genetic variations within the typically waterborne parasite “Cryptosporidium parvum”.  This enables more accurate typing of Cryptosporidium organisms which may be important in the management of disease outbreaks.

(g)           The Ancestral Haplotypes for Tissue Typing patents – describe a method for determining ancestral haplotypes using haplospecific geometric elements within the major histocompatibility complex multi gene cluster and methods of genetic analysis involving the amplification of complimentary duplicons.  These patents were acquired from the C.Y. O’Connor ERADE Village Foundation.

(h)           The Markers for Disease patents - describe a group of patents relating to uses of a group of genetic variations called “variable number tandem repeats” (VNTRs). Particular uses have been found for VNTR’s in predicting predisposition to addiction.

(i)            The Modulation of the Immune System patents - describe various methods aimed at improving the efficacy of cancer therapy and treatment of HIV-AIDS.

In total, we own 8 issued patents and 10 pending patents in the United States.  Reflecting our international business strategy, we have also sought and been granted foreign patents by many major industrialized nations, corresponding to each of the major patents already issued in the United States.

The many issued, allowed and pending patents claimed by GeneType AG, and which are now owned by our Company, distinguish us from competitors by giving us the legal right to claim ownership or proprietary methods and compositions for analysis of DNA using information contained within non-coding regions and for isolation of fetal cells from a maternal blood sample.  The methods and compositions for analysis of DNA may be used to identify a particular form of a gene or to map the location of a disease-associated gene along a chromosome.

Generally, United States patents have a term of 17 years from the date of issuance for patents filed with the United States Patent Office prior to June 8, 1995, and 20 years from the application filing date or earlier claimed priority date in the case of patents issued from applications filed on or after June 8, 1995.  For applications filed after May 29, 2000, the term is 20 years from the date of filing.  A minimum term of 17 years is assured, provided the applicant causes no delays during prosecution.  Patents in most other countries have a term of 20 years from the date of filing the patent application.  Our issued United States patents will expire between 2009 and 2019.  We intend to continue to file patent applications as we develop new products, technologies and patentable enhancements.  Prosecution practices have been implemented to avoid any applicant delays that could compromise the 17-year minimum term.  There can be no guarantee that such procedures will prevent the loss of a potential patent term.  This is particularly true in the short-term as the patent rules implementing the most recent patent term changes are largely new and untested.

Complex legal and factual determinations and evolving law make patent protection uncertain.  As a result, we cannot be certain that patents will be issued from any of our pending patent applications or from applications licensed to us or that any issued patents will have sufficient breadth to offer meaningful protection.  In addition, our issued patents may be successfully challenged, invalidated, circumvented or rendered unenforceable so that our patent rights would not create an effective competitive barrier.  Moreover, the laws of some foreign countries may not protect our proprietary rights to the same extent as do the United States patent laws.

In addition to patent protection, we rely on trade secret protection of our intellectual property.  We attempt to protect our trade secrets by entering into confidentiality agreements with third parties, employees and consultants.  Our employees and consultants are required to sign agreements to assign to us their interests in discoveries, inventions, patents, trademarks and copyrights arising from their work for us.  They also are required to maintain the confidentiality of our intellectual property, and refrain from unfair competition with us during their employment and for a certain amount of time after their employment with us, which includes solicitation of our employees and customers.  We cannot be certain these agreements will not be breached or invalidated.  In addition, third parties may independently discover or invent competing technologies or reverse engineer our trade secrets or other technologies.

In the future, we may become involved in lawsuits in which third parties file claims asserting that our technologies or products infringe on their intellectual property.  We cannot predict whether third parties will assert such claims against us or against the licensors of technologies licensed to us, or our licensees, or whether those claims will hurt our business.  We may be forced to defend against such claims, whether they are with or without merit or whether they are resolved in favor of or against our licensors, or us and may face costly litigation and diversion of management’s attention and resources.  As a result of such disputes, we may have to develop costly non-infringing technologies or enter into licensing agreements.  These agreements may oblige us to accept costly terms, which could seriously limit the ability to conduct our operations and affect adversely our financial condition.

In addition, we may become involved in lawsuits in which third parties file claims asserting that one or more of our patents are invalid.  We cannot predict whether third parties will assert such claims against us or against the licensees of such patents, or whether those claims will hurt our business.  We may be forced to defend against such claims, whether they are with or without merit or whether they are resolved in favor of or against our licensees, or us and may face costly litigation and diversion of management’s attention and resources.  During the period from February 2001 through March 31, 2002 we had in place a patent insurance policy, placed with GE Reinsurance Corporation through Dexta Corporation Limited, their managing general agents in Australia.  Although the policy was not renewed on its expiry, since we had advised Dexta of 13 companies prior to March 31, 2002 as potential infringers, the majority of our expenses of prosecution of our claims incurred to date have been covered by the policy.

Of those 13 so identified, we have secured licenses with six, relinquished our claims against four and commenced proceedings against Applera, Covance and Nuvello.  The suits against Covance and Nuvello have since been settled.  On December 12, 2005, we announced that we had reached a final settlement of our patent dispute with Applera Corporation, further to a settlement conference held in San Francisco, California.  The parties had executed a number of binding agreements, including a final Settlement Agreement plus license agreements and a supply agreement, and subsequently they have jointly applied to Northern California District Court requesting that all claims and counterclaims in the legal action be dismissed forthwith.  The total value of the consideration receivable by us is approximately A$15 million, payable partly in cash and partly in kind - including agreements supplying the Company with certain Applera equipment, reagents and intellectual property rights.

Our Patents

Our current patent portfolio is described below:

Patent description	Country	Application/Patent Number	Status

Intron sequence analysis method for detection of adjacent and remote locus alleles as haplotypes
Earliest priority date: 25 August 1989	Australia	654111	Granted
	Australia	672519	Granted
	Austria	144797	Granted
	Belgium	414469	Granted
	Canada	2023888	Granted
	Denmark	414469	Granted
	France	414469	Granted
	Germany	299319	Granted
	Germany	69029018.7	Granted

Patent description	Country	Application/Patent Number	Status

Intron sequence analysis method for detection of adjacent and remote locus alleles as haplotypes (cont.)
Earliest priority date: 25 August 1989	Great Britain	414469	Granted
	Greece	3022410	Granted
	Hong Kong	1008053	Granted
	Israel	95467	Granted
	Italy	414469	Granted
	Japan	3206812	Granted
	Japan	2001-092923	Pending
	Liechtenstein	414469	Granted
	Luxembourg	414469	Granted
	Netherlands	414469	Granted
	New Zealand	235051	Granted
	Singapore	47747	Granted
	South Africa	90/6765	Granted
	Spain	2095859	Granted
	Sweden	90309107.2	Granted
	Switzerland	414469	Granted
	USA	5789568	Granted
	USA	5612179	Granted
	USA	5192659	Granted
	USA	10/005626	Pending

Genomic mapping method by direct haplotyping using intron sequence analysis
Earliest priority date: 11 July 1990	Australia	647806	Granted
	Austria	185377	Granted
	Belgium	570371	Granted
	Canada	2087042	Granted
	Denmark	570371	Granted
	France	570371	Granted
	Germany	69131691	Granted
	Great Britain	570371	Granted
	Ireland	570371	Granted
	Israel	98793	Granted
	Italy	570371	Granted
	Japan	3409796	Granted
	Liechtenstein	570371	Granted
	Luxembourg	570371	Granted
	Netherlands	570371	Granted
	New Zealand	238926	Granted
	South Africa	91/5422	Granted
	Sweden	570371	Granted
	Switzerland	570371	Granted
	USA	5851762	Granted

Patent description	Country	Application/Patent Number	Status

Compositions and methods of use of variable number of tandem repeats (VNTRs)
Earliest priority date: 3 October 2003	USA	10/956,581	Pending

Markers of predisposition to addictive states
Earliest priority date: 8 November 2004	Australia	2004906419	Pending

Markers of susceptibility to addictive states
Earliest priority date: 24 August 2005	Australia	2005904604	Pending

Genetic analysis (ancestral haplotypes)
Earliest priority date: 1 November 1991	France	660877	Granted
	Germany	69232726.6	Granted
	Great Britain	660877	Granted

Method for determining ancestral haplotypes using haplotype specific geometric elements within the major histocompatibility complex multigene cluster
Earliest priority date: 1 November 1991	USA	6383747	Granted

Methods of genetic analysis involving the amplification of complementary duplicons
Earliest priority date: 16 February 2005	Australia	2005900728	Pending

Identification of ancestral haplotypes and uses thereof
Earliest priority date: 24 August 2005	Australia	2005904603	Pending

ACTN3 genotype screen for athletic performance
Earliest priority date: 16 September 2002	Australia	2003258390	Pending
	Canada	2499084	Pending
	China	3825166.3	Pending
	Europe	3794708.2	Pending
	India	TBA	Pending
	Japan	2004-534867	Pending
	New Zealand	538890	Pending
	Russia	2005111236	Pending
	South Korea	10-2005-7004536	Pending
	USA	2003258390	Pending

Patent description	Country	Application/Patent Number	Status

A retroviral immunotherapy
Earliest priority date: 18 August 2000	Australia	2003200583	Granted
	Brazil	20010013354	Pending
	Canada	2431954	Pending
	China	1817380.2	Pending
	Europe	1962453.5	Pending
	Japan	2002-518971	Pending
	New Zealand	524280	Granted
	Singapore	200301401-6	Pending
	South Africa	200301694	Granted
	USA	10/369,256	Pending

Cancer therapy
Earliest priority date: 14 February 2002	Australia	2003203051	Pending
	Brazil	0307661-0	Pending
	Canada	2476366	Pending
	China	3808204.7	Pending
	Europe	3701355.4	Pending
	Japan	2003-567437	Pending
	New Zealand	534570	Pending
	Singapore	200404602-5	Pending
	South Africa	2004/7142	Granted
	USA	10/503,794	Pending

Strategy for retroviral immunotherapy
Earliest priority date: 20 February 2002	Australia	2003246604	Pending
	Brazil	0307868-0	Pending
	Canada	2476956	Pending
	China	3808873.8	Pending
	Europe	3742468.6	Pending
	Japan	2003-569225	Pending
	New Zealand	534590	Pending
	Singapore	200404603-3	Pending
	South Africa	2004/7143	Granted

Method of therapy
Earliest priority date: 24 October 2003	Australia	2003905858	Pending

Therapeutic strategy for treating autoimmune and degenerative diseases
Earliest priority date: 8 September 2004	Australia	2004905118	Pending

Internal standard for electrophoretic separations
Earliest priority date: 11 July 1990	France	466479	Granted
	Germany	69127999	Granted
	Great Britain	466479	Granted
	Sweden	466479	Granted
	USA	5096557	Granted

Patent description	Country	Application/Patent Number	Status

High resolution analysis of genetic variation within cryptosporidium parvum
Earliest priority date: 21 August 2002	Australia	2003250619	Pending
	Brazil	0313708-2	Pending
	Canada	2496472	Pending
	China	3822035	Pending
	Europe	3792039.4	Pending
	Japan	2004-529588	Pending
	Mexico	2005/00002027	Pending
	New Zealand	538418	Pending
	USA	2002950977	Pending

Fetal cell recovery method
Earliest priority date: 27 March 1990	Australia	649027	Granted
	Austria	521909	Granted
	Belgium	521909	Granted
	Canada	2059554	Granted
	Denmark	521909	Granted
	France	521909	Granted
	Germany	69132269.4	Granted
	Great Britain	521909	Granted
	Greece	3034487	Granted
	Ireland	83199	Granted
	Israel	97677	Granted
	Italy	521909	Granted
	Japan	2965699	Granted
	Liechtenstein	521909	Granted
	Luxembourg	521909	Granted
	Netherlands	521909	Granted
	New Zealand	237589	Granted
	Singapore	79188	Granted
	South Africa	91/2317	Granted
	Spain	2149760	Granted
	Sweden	521909	Granted
	Switzerland	521909	Granted
	USA	5153117	Granted
	USA	5447842	Granted

Maternal antibodies as foetal cell markers to identify and enrich foetal cells from maternal blood
Earliest priority date: 30 May 2002	Australia	2003229397	Pending
	Canada	2492631	Pending
	Europe	3722092.8	Pending
	Hong Kong	5109826.6	Pending
	Japan	2004-509429	Pending
	NZ	537328	Pending
	Singapore	200406994-4	Pending
	USA	10/516,430	Pending

Patent description	Country	Application/Patent Number	Status

Identification of fetal DNA and fetal cell markers in maternal plasma or serum
Earliest priority date: 5 March 2003	Australia	2004217872	Pending
	Europe	4717522.9	Pending
	New Zealand	542143	Pending
	USA	10/547,721	Pending

Methods of enriching fetal cells
Earliest priority date: 9 June 2005	USA	60/725,365	Pending

Non-invasive fetal cell recovery
Earliest priority date: 11 May 2005	USA	60/679,745	Pending

Out-licensing our Non-coding Patents Globally

The Company is currently commercializing and licensing its non-coding patents in the US and elsewhere.

This strategy was initiated in late 2000, soon after GeneType AG and its patents were acquired by the Company.  The first step was to secure patent insurance, which we achieved in early 2001.  This meant that if we were forced to take legal action against infringers, under that policy the cost would be largely covered by our underwriter.  This policy has since expired.

Thereafter, we progressively made contact with many companies in the USA and elsewhere, bringing the patents to their attention and indicating how they might benefit from a license to the GTG non-coding patents.  In late 2002, we hired Ian Christensen to manage the Australian end of the licensing effort and to build our central database of all prospective licensees, globally.

The plan initially was to grant a limited number of licenses focusing primarily on the up-front fee component, and then to progressively build recurring annuity or royalty component of subsequent licenses.

When we found some companies that seemed to be clearly infringing our patents while also indicating they would not take a license, we then put them on formal notice under our patent insurance policy.  Overall, the strategy has unfolded as planned.

Our Licenses and Commercial Collaborations

The following section describes our existing commercial and research licenses, our collaborations and our collaborators.  We announced our first license to the non-coding patents to the Australian livestock testing firm Genetic Solutions Pty. Ltd., in February 2002.  Since then, we have formed several collaborations and granted a further 28 licenses.

Commercial Licenses and Collaborations:

Agriculture Victoria Services Pty. Limited:  On February 28, 2002 our subsidiary GeneType Pty. Limited entered into a joint venture agreement with Agriculture Victoria Services Pty. Limited for the formation of the joint venture company AgGenomics Pty. Ltd., to operate a joint venture business in commercial plant genotyping and genomics services.  Under the terms of the joint venture agreement we hold 50.1% of the shares of the joint venture company.  We have certain obligations under the joint venture agreement to loan money to the joint venture company, which is not expected to exceed A$500,000 at any given time.  Agriculture Victoria Services Pty. Ltd. is not required to provide further funding to the joint venture company. The agreement is terminable by a party in the event of a breach by the other party that is not timely cured or upon the occurrence of an “adverse event” to the company or to either shareholder.  Adverse events are insolvency type events or discontinuation of business.  In the event of termination the non-defaulting party can require liquidation of the company or purchase the other party’s interest, as it chooses.

Nanogen License:  In April 2002, we granted a license to Nanogen, Inc, of San Diego, USA, who specializes in the development of biochip applications in genetics diagnostics. Nanogen paid us a non-refundable $250,000 and unlisted warrants for a license limited to genetic research and human diagnostics.  Specifically, Nanogen receives no rights to the mapping patent nor any applications in animals or plants.  Since the date of the initial license, the warrants became “in the money” and we exercised them, acquired Nanogen shares which we disposed of in market transactions for a further $275,000 of other income. The license can be terminated by either party upon any material breach of any term or condition of the agreement not timely cured.  We also can terminate the agreement in the event the licensee becomes involved in insolvency proceedings or if it discontinues its business for any reason.

Sequenom License: Also in April, 2002, we granted a license to bioinstrument maker Sequenom, Inc., who paid us a non-refundable $500,000 (in cash and shares) for a license to our non-coding analysis and mapping patents. The license can be terminated by either party upon any material breach of any term or condition by the other party which has not been timely cured after notice.  We may also terminate the agreement in the event of the bankruptcy of the licensee or discontinuation of their business.

Perlegen License:  In August 2002, we granted a license to US genome researcher, Perlegen Sciences, Inc., which paid a non-refundable combination of cash and securities worth approximately $598,120 for an exclusive license limited to a specialized field known as “high resolution whole genome analysis”.  Either party can terminate the license agreement upon any material breach of any term or condition by the other party that is not timely cured after notice.  We have the right to terminate the agreement, as well, in the event of insolvency of the licensee or if it discontinues it business for any reason.

Myriad Licenses:  In October, 2002, we announced a licensing agreement with Myriad Genetics, Inc, under which we granted Myriad broad rights to utilize our non-coding patents, in return for which Myriad agreed to pay us a non-refundable $1,000,000 cash, plus future fees on an annual basis in lieu of royalties, plus the rights to bring Myriad’s predictive medicine products to Australia and New Zealand. These products include genetic susceptibility tests for breast cancer, ovarian cancer, bowel cancer, melanoma and cardiac risk. These tests, which are now being offered by GTG in Australia, have resulted in the expansion of our existing genetic testing facilities in Melbourne.   The license can be terminated by either party upon material breach by the other party that is not cured within 30 days of notice.  We also may terminate if the licensee fails to make any payment required by the agreement.  Under the second of two agreements we are granted a license to use Myriad’s diagnostic services in Australia and New Zealand in exchange for an annual fee.  We are obligated to use reasonable efforts to commercialize the licensed diagnostic services in Australia and New Zealand.  Under the terms of this agreement we have been granted an option in exchange for upfront payments and a continuing royalty, to expand the license in respect of full sequence testing, which has not been exercised.  The term of this agreement extends until 2012.  Either party can terminate the agreement upon a material breach not timely cured after notice.  In addition, Myriad can terminate if we fail to make any payment required under the agreement.

Pyrosequencing Licenses:  In March, 2003, we announced a cross-licensing agreement with Pyrosequencing AB, of Sweden (now known as Biotage AB). Pyrosequencing receives a broad non-exclusive license to our non-coding DNA analysis and mapping patents but only when used in combination with Pyrosequencing’s “sequencing by synthesis” reagents. In return, we received a non-refundable cash up front payment, plus royalties for the life of the GTG patents, plus three state-of-the-art analytical instruments (Pyrosequencing systems), plus other IP rights and assays from Pyrosequencing. Either party can terminate the agreement upon material breach that is not timely cured by the other party after notice.  In addition, either party can terminate the agreement if the other party becomes involved in insolvency proceedings, or if the other party discontinues its business for any reason.

ARUP License:  In April, 2003, we announced a license to Associated Regional & University Pathologists (ARUP) of Salt Lake City, Utah.  ARUP is a sophisticated laboratory system owned by the University of Utah, and the first service provider actually performing human genetic testing to take a license from GTG. The license was granted in return for a one-time non-refundable license issue fee.  The license is terminable by a party upon material breach by the other party that is not timely cured after notice.  In addition, we have the right to terminate if the licensee becomes involved in an insolvency or discontinues its business for any reason.  In May, 2003, we had also granted the University of Utah a separate research license to show our support for their leading genetic research program into the non-coding regions of many genomes.  This license is terminable upon material breach by the licensee not timely cured after notice.

Quest License:  In August 2003, we granted a license to our non-coding analysis patents to Quest Diagnostics Inc., based in New Jersey, USA. The terms include a non-refundable signing fee plus ongoing annual payments in lieu of royalties from Quest for services provided by it in genetic laboratory testing in the United States, Canada and Mexico.   The license is unilaterally revocable by us if upon notice we have a reasonable belief that the license is being used to assist an unlicensed party to avoid obtaining its own license under the licensed patents.  In addition, the license is terminable by one party in the event of a material breach by the other party not cured after notice.  Either party also may terminate the license in the event of an insolvency event affecting the other party or the discontinuation of business by the other party.

ViaLactia License:  In September 2003, we reached agreement with ViaLactia Biosciences (NZ) Limited of Auckland, New Zealand regarding the terms of a research and commercial license to the GTG non-coding patents. ViaLactia is a biotechnology company operating as a wholly owned subsidiary of Fonterra, New Zealand’s largest dairy cooperative.  The license was formally concluded in December 2003. The purpose of the license is to permit ViaLactia to conduct internal research activities and development of applications of our technology in the dairy industry, including new applications concerning dairy cattle, pasture grasses, mice as models for dairy cattle and yeast and bacteria as applied to the dairy industry.  The license is terminable by either party upon material default of the other party that is not timely cured, without other penalty.

C.Y. O’Connor ERADE Village Foundation:  In October 2003 we announced that we had signed heads of agreement to establish a broad strategic alliance with the C.Y. O’Connor ERADE Village Foundation, a leader in biotechnology innovation in Perth, Western Australia. Definitive documentation was concluded in June 2004. Under the terms of the agreement, we acquired all of the Foundation’s patents and other intellectual property in the fields of genetics and genomics, including the Foundation’s issued U.S. patent 6383747-B1 and foreign equivalents.  We expect this extensive package of intellectual property will create additional opportunities for us in support of licensing and service testing.  The Foundation acquired a license to our non-coding patents for a fee, so that the net purchase price for us was settled by the issuance of a total of 16,666,667 of our Ordinary Shares to the Foundation based on a market value of A$0.39 per share.  The transaction closed in June 2004.  Under the arrangement we support the ongoing genetics and genomics programs of the Foundation.  Initially, five projects have been selected for priority attention and we will provide A$4.5 million to the Foundation, spread over five years, to help fund such research and development of new intellectual property.  The first and second instalments of A$450,000 each have already been paid, and we have also supplied a letter of credit for A$450,000 for the term of the agreement.  In return, we are the primary commercialization vehicle for all new inventions, patents, intellectual property and business opportunities arising at the Foundation in the field of genetics or genomics.  We are also obligated to pay royalties to the Foundation on gross revenue derived from the Foundation IP. We may terminate the license following any breach of the license by the licensee, either party can terminate following a material breach that is not timely cured or following an insolvency event of the other party.

GENDIA Network:  In November 2003, we announced that we had joined the GENDIA diagnostic genetic testing network as the sole GENDIA affiliated laboratory in Australia and New Zealand. GENDIA is a network of some 20 leading laboratories worldwide who work together and share with each other access to very sophisticated genetic testing procedures.  We are the sole GENDIA-affiliated laboratory in Australia and New Zealand.

TM Bioscience License:  In December 2003, we granted a license to our non coding analysis and mapping patents to TM Bioscience Corporation of Toronto, Canada. The terms provide for a signing fee plus ongoing annual payments as a non-refundable license fee and an annual royalty on licensed products. This was our first commercial license granted to a Canadian company.  TM Bioscience is a leading provider of diagnostic kits for human genetic testing, exported globally.  The agreement is terminable by a party upon material breach by the other party that is not timely cured, and may be terminated by us in the event of dissolution or sale of the business of the licensee.

LabCorp License:  In February 2004, we granted a license to our non-coding patents to Laboratory Corporation of America Holdings (known as “LabCorp”), a leading provider of human diagnostic services in the U.S. and Canada.  It also performs testing in Europe for other companies, including pharmaceutical companies, for regulatory compliance purposes.  The license covers both non-coding analysis patents and non-coding mapping patents, in exchange for a non-refundable signing fee plus annual license annuity payments for the life of the patents, through 2015.  LabCorp also withdrew a declaratory action in respect of our patents that had been commenced in New Jersey. The license is terminable by either party upon material breach by the other party that is not timely cured.  In addition, we are entitled to terminate the agreement in the event that the licensee intentionally and knowingly promotes licensee’s reference testing to third party clinical laboratories for the purpose of circumventing the need for such laboratories to license our patents.  The licensee is entitled to terminate the agreement at any time upon 30 days’ prior written notice (without prejudice to its accrued obligations thereunder) and we can terminate in the event of an insolvency event involving the licensee or discontinuation of its business.

Ovita License:  In June 2004, we entered into a license agreement with Ovita Limited of New Zealand, granting them a license to our non-coding patents to the extent required in order to commercialize genetic marker tests and pedigree tests and to conduct research and development activities for new applications of our technology in connection with testing of sheep and cattle.  The agreement contemplates compensation to us of an initial non-refundable research license fee, an initial non-refundable commercial license fee and a royalty on licensed products made using our patents, payable calculated on gross sales.  The license is terminable by a party for material breach that is not cured by the other party, by licensee upon 30 days’ written notice to us and by either party in the event of discontinuation of its business, an insolvency event or failure to pay amounts due and owing to the other.

Genzyme License:  Effective as of September 17, 2004 we granted a license to our non-coding patents to Genzyme Corporation, based in Cambridge, Massachusetts, in order for the licensee to perform preclinical and human research and human genetic testing.  The grant of the license is in exchange for a non-refundable license issue fee consisting of a cash component and an in-kind component. The in-kind component consists of a license agreement in respect of patents owned by Johns Hopkins University and licensed by the licensee. In addition, the licensee is obligated to pay to us license annuity fees in lieu of a royalty for each year of the term.  Either party can terminate the agreement upon material breach not timely cured, in the event of insolvency of the licensee, or by the licensee at any time upon 30 days’ written notice to us.

MetaMorphix Agreements:  On September 17, 2004 we executed two agreements with MetaMorphix, Inc., based in Maryland and specializing in the genetics and genomics of certain animal species, particularly cattle and dogs.  Under the first such agreement we granted a license to use our non-coding patents in order to commercialize applications of DNA/RNA-based diagnostic assays for use in the livestock, aquaculture and companion animal industries.  The licensee is obligated to pay us annually increasing license annuity fees in lieu of a royalty, as well as a non-refundable license issue fee.  Either party can terminate the agreement upon a material breach not timely cured, or by us upon the licensee’s discontinuation of its business for any reason.  Under the second license, to which MMI Genomics, Inc. also is a party, we were granted a license to the licensor’s patents and associated know-how in order to perform internal DNA-based diagnostic assays for use in our cattle and canine identity and parentage verification services.  We are obligated to pay the licensor a non-refundable license fee.  The licensor’s obligations include ongoing support for the license and know-how.  The agreement is terminable by either party upon material default by the other party that is not timely cured, or by the licensor in the event we discontinue our cattle and canine identity and parentage verification genotyping services business for any reason.

Australian Genome Research Facility License:  Effective December 31, 2004 we entered into a license agreement with Australian Genome Research Facility Ltd. to our non-coding patents pursuant to which AGRF can use the patents on a non-exclusive basis for the purpose of performing genotyping services.  The license requires an advance non-refundable license fee and an annual non-refundable annuity for the term of the license in lieu of a royalty, which continues until sooner terminated or the licensee no longer utilizes the patent.  The agreement is terminable by mutual agreement, or by us in the event of a breach of a term or condition by the licensee or if it is subject to an insolvency event.

Bionomics Limited License: Effective November 5, 2004 we entered into two agreements with Bionomics Limited, a public company based in Adelaide, South Australia. Under the first such agreement we granted a non-exclusive, royalty free license to Bionomics to use our non-coding patents in order to (i) perform research and development activities relating to and arising from the identification of genetic factors that may influence epilepsy and (ii) commercialize the results of those research and development activities including, without limitation, epilepsy diagnostic assays. Bionomics paid us a non-refundable license fee on signing.  Either party can terminate the agreement upon a material breach not timely cured. Under the second agreement with Bionomics we were granted a license to use certain intellectual property rights, including patent rights and associated know-how, relating to epilepsy gene discoveries and epilepsy diagnostic assays subject to minimum annual royalties.  We paid Bionomics a non-refundable license fee. The agreement is terminable by either party upon material default by the other party that is not timely cured.

New Zealand Licenses:  Effective June 30, 2005, we entered into a license agreement with four commercial parties in New Zealand: AgResearch Limited, The Horticulture and Food Research Institute of New Zealand Limited, New Zealand Forest Research Limited and Livestock Improvement Corporation Limited.  Under the terms of the agreement, the parties were granted licenses to our non-coding patents in consideration for which they paid us a non-refundable license issue fee of NZD450,000.

Applera Corporation Licenses:  Effective December 8, 2005, we entered into various agreements with Applera Corporation of Norwalk, Connecticut as part of a settlement of a patent dispute.  The binding agreements include a final Settlement Agreement plus license agreements and a supply agreement.  The total value of the consideration receivable by us is approximately A$15 million, payable partly in cash and partly in kind - including agreements supplying the Company with certain Applera equipment, reagents and intellectual property rights.

Research Licenses and Collaborations

University of Melbourne:  On January 22, 2003 we entered into a collaborative research agreement with the University of Melbourne, Australia,  concerning the so-called “ARC Linkage Project”:  toward novel approaches for the control of parasitic nematodes via genomics/phenomics.  This sets forth the terms of the collaboration between GeneType Pty. Ltd. and the university for research under an Australian government Research Council Linkage-Project.  Under the terms of this agreement GeneType Pty. Limited is obligated to use its best efforts to provide additional funds for the project to make up the projected shortfall as contemplated by the original proposal, over a term of three years.

Horticulture Australia Limited: On June 18, 2003, AgGenomics Pty. Limited, a subsidiary of the Company, entered into a three-year Collaborative Research Agreement with Horticulture Australia Limited (HAL) to try and identify a genetic trait for day/night neutrality in strawberries which, if found, could lead to an extension of the cultivation season and consequently higher production.  The research program, costing approximately A$2.1 million ($1.5 million), is funded by HAL as to 45% and AgGenomics as to 55%.  Any and all intellectual property generated from the project will be owned in the same proportions.

University of Sydney License:  In July 2003, we granted a research license to the University of Sydney, in Australia.  We subsequently entered into a further agreement (dated September 4, 2003) with the University of Sydney pursuant to which we have the exclusive right to commercialize a new and potentially significant genetic invention made by a professor in the Neurogenetics Research Unit and the University’s Faculty of Medicine.  This Australian invention is intended to permit an improved understanding of the genetic factors underlying superior athletic and sports performance, based on the presence or absence of a particular gene.  Under the terms of this agreement we have agreed to make an upfront payment, to pay a royalty on net sales of the invention by us, a fee on first grant of a patent for the invention or any patent rights in any country and a further payment of part of any consideration of whatever kind received by us under a license of the assigned intellectual property.

King’s College License:  In December 2003, we granted a license to our non-coding patents to King’s College, London, in the United Kingdom.  Under the terms of the license, King’s College will be able to apply the GTG non-coding patents to its internal research programs.  King’s College is considered a leader in the field of researching the genetic basis of various psychiatric and psychological disorders, including schizophrenia, anxiety / depression and certain attention deficit disorders.  Future commercial applications arising from research at King’s College would require an additional commercial license from us.  In March 2004 we initiated a joint research project in the United Kingdom to explore the functionality of certain non-coding DNA elements, initially with special focus on the genetics of breast cancer susceptibility and the genetics of certain neuro-psychiatric conditions, such as schizophrenia.  The project was funded by us for a further period of six months, in an amount of GBP53,000  that was paid in two instalments.  In May 2005, we extended the project for the period from June 1, 2005 to December 31, 2005 and agreed to fund the costs incurred by King’s College during that period up to a maximum amount of GBP51,360.  The license is terminable by either party upon any material breach not timely cured, without penalty.

University of Technology, Sydney:  Effective December 23, 2003 we entered into a non-commercial research license with the University of Technology, Sydney, to permit the University to conduct internal research activities to research, identify, map and develop tests for genetic markers and genes of interest.  Either party has the right to terminate the agreement upon the occurrence of a material breach that is not timely cured, without other penalty.

Colorado State University:  Effective May 14, 2004 we entered into a non-commercial research license with the Colorado State University.  This is a royalty-free license to permit the University to conduct research in exchange for a nominal licensing fee.

In addition to the above agreements, we continue to negotiate licensing terms to grant licenses to our non-coding patents to many companies, large and small, and also to government and private institutes, in many countries.

To facilitate these negotiations, we are also building a database of all prospective licensees, who we believe would benefit from a license to our non-coding patents.  As at November 2005, we had identified more than 2,000 parties that warranted closer scrutiny.  Of these, we have so far found evidence of probable infringement in relation to more than 400 of these.  Negotiations have now commenced with more than 40 of these parties.

We continue to believe that a large number of biotechnology companies, service providers, IT companies and researchers will need to take a license to our proprietary methods in order to commercialize their own technologies.  As our resources permit, we plan to allocate progressively more effort towards these licensing activities.  However, apart from the many parties now negotiating with us in good faith, we have also found a few who seemed determined to use our patents without our approval.  After suitable notices and warnings, we decided the time had come to initiate appropriate action against such infringers.

On March 26, 2003, we initiated legal action in the USA against three publicly-traded US companies for patent infringement.  All three of these cases, against Nuvello, Covance and Applera, have now been settled.  The legal costs arising from the legal action taken against these three infringing companies have to date largely been covered by our patent insurance policy.  See Item 8.A, “Litigation and Other Proceedings.”

Building the Genetic Testing Business

Background and History of the Paternity Testing Business

In the early 1990’s, GeneType AG established a small service-testing laboratory in Melbourne, Australia, initially to show-case its non-coding inventions, and also to generate some revenue to help support and fund its ambitious research program in those early days.  Following the acquisition of several other small DNA testing laboratories in Australia, GeneType AG consolidated the business into becoming the largest provider of disputed paternity DNA testing services in Australia.

In December 1997, GeneType AG formed a partnership with Curtin University, based in Perth, Australia, to offer DNA paternity tests in Western Australia.  This partnership continues today, with the University helping us collect specimens and sending them to Melbourne, where the actual testing is performed in the genetic testing laboratory at our Fitzroy headquarters.

Then in August 2000, we acquired 100% of GeneType AG, including control over all its patents and its disputed paternity DNA service testing business.  Later, in July 2001, we acquired the paternity testing business of DNA-ID Labs, another small testing laboratory based in Perth.  Overall, we acquired several small businesses - some in Sydney, plus two based in Perth and one based in Melbourne, eventually making our service testing laboratory based in Melbourne the leading provider of disputed paternity testing services in Australia.

We now have extensive experience in providing DNA-based individuality testing for the resolution of disputed paternity, the determination of familial relationships for immigration purposes and for forensic stain analysis.

The most common type of DNA testing is paternity testing - where we determine the father of a given child.  In order to perform this test we take a sample from the mother, alleged father and child.  The test can also be performed without the mother’s sample but this makes the analysis somewhat more complex and the price increases accordingly.

Other types of tests we can offer include:

•         Y chromosome testing - determines if two males come from the same paternal line, i.e. have a common father or grandfather.

•         Mitochondrial DNA testing - determines if two people come from the same maternal line.

•         Sibship testing - determines if people are full siblings, i.e. have the same mother and father.

•         Maternity testing - determines the mother of a given child.

•         DNA typing - reveals the DNA makeup of an individual.

•         Grandparent analysis - determines the grandparents of a given child. This is mainly used when the father of a child is deceased and a will is being contested.

•         Antenatal DNA testing - determines the father of an as-yet unborn child.

•         Semen analysis - determines if semen is present on, for example, an article of clothing. If it is, we can DNA type this sample and compare it to a reference sample.

We issue reports for the Family Court in Australia and provide similar services internationally for the Department of Immigration and Multicultural and Indigenous Affairs (DIMIA).  We are one of only two DNA testing laboratories in Australia recognized by DIMIA to provide DNA tests for immigration purposes.

We are one of only three laboratories worldwide used by Kenyon Corporation, believed to be the world’s largest disaster management company.  We perform the full range of DNA tests required by Kenyon for purposes of crash victim identification, and provide cover for the region controlled by Kenyon Australia.  The boundaries of this region are determined by the north and south pole, to the west by India, and to the east by Fiji.  Since the relationship was established with Kenyon over two years ago, no airline serviced by Kenyon has had one of its planes crash in our region.

Over time, we have gained a reputation as a leading genetic testing laboratory, and progressively, we have started to receive specimens for testing from other countries, mostly from countries in the Asia-Pacific region, but also from as far away as USA and UK.  In addition, we received requests to perform tests outside of human paternity, and this has caused us to consider and now plan a significant expansion of our testing services.

Expansion of DNA Testing Services Beyond Paternity Testing

(1)           Plant Testing – in March 2002, we formed a joint venture with the Victorian State Government’s Department of Primary Industry, for the purpose of providing a high throughput genotyping service for plant testing – in order to help plant breeders identify the genes responsible for the detection of commercially relevant traits, such as resistance to disease, accelerated growth and the improvement of crop yields.  A new company, AgGenomics Pty. Ltd., was formed, with GTG as the majority stockholder and the State agency as the minority partner.  AgGenomics is located at the Plant Biotechnology Centre at La Trobe University, in Melbourne.  In June, 2003, AgGenomics announced it had entered into a 2 year A$2.1 million program with Horticulture Australia to identify genetic markers in strawberries.  AgGenomics will also receive 55% of any intellectual property developed during the life of this project after contributing A$1,165,757 to acquire the IP.

(2)           Animal Testing – in May 2003, we acquired the assets of Genetic Science Services to expand the range of tests we can offer to include relevant genetic testing in animals – for example, progeny testing in horses, dogs, deer, sexing in birds, and animal disease identification and susceptibility testing for a range of animals, including exotic and zoo animals.  This acquisition will also allow GTG to support research projects involving, for example, the Australian fur seal, and possibly the platypus and various frogs and reptiles.

(3)           Cancer Susceptibility Testing – the strategic alliance with Myriad delivered to GTG exclusive rights for Australia and New Zealand to perform DNA susceptibility testing for a range of cancers, initially for breast cancer and ovarian cancer, and later, for bowel cancer, melanoma and cardiac risk.  Professor Deon Venter joined the Board of Directors of GTG in April 2003, with special responsibility to oversee the establishment and operation of the new cancer susceptibility testing facility at GTG. In June, 2003, this facility was granted provisional accreditation.  In addition, Dr. Frank Firgaira joined GTG as Head of Molecular Diagnostics - Cancer Susceptibility Testing.  This area of testing continues to build momentum, with new equipment arriving, new employees joining the company and new technology becoming available exclusively to us, such that the Australian community now has access to some of the latest technologies available for genetic testing.  First testing has now begun, with referrals having already been received from both medical specialists and hospitals.

(4)           Forensic Testing – it may be surprising to many people that there has historically been no independent (as contrasted with State Government Police or Health laboratories) forensic testing laboratory in Australia.  GTG has now obtained formal forensics accreditation from NATA, the National Association of Testing Authorities in Australia, and so became the first independent forensics laboratory in the country.

(5)           Athletic Performance Testing – the Company acquired the commercial rights from the University of Sydney for a genetic test capable of determining whether or not athletes possess a predisposition for speed or endurance events.  We now offer this test on a commercial basis.

Our Support for Five Significant Research Projects

We strongly support research and development.  Indeed, Genetic Technologies had its foundation as a research company when it was established some 16 years ago.  Since then, the Company has consistently pursued research and, following its Australian listing in 2000, when additional working capital became available, its research activities were significantly expanded.

We currently support five major research programs, details of which have been provided below.  Some projects have arisen from new inventions made by the Company while some have been made by others who have approached the Company seeking collaboration and support for their activities.

By its very nature, research is unpredictable and involves a considerable element of risk.  Such risks may relate to scientific concepts, the implementation of the science, the protection of any inventions made and the success or otherwise in persuading others to respect the intellectual property acquired or created by the Company.

Specifically, patents filed may not issue or may later be challenged by others.  Even if patents issue, the methods described may, with time, be superseded by other alternative methods which may prove to be commercially more attractive.  Even if patents issue and the methods developed are successfully reduced to practice and can be shown to be commercially relevant, there is still no assurance that other parties will respect the patents or will take licenses to use the intellectual property.  In such circumstances, it is possible that legal action will be necessary to enforce the Company’s rights.  Such action, in turn, raises a new series of risks including potentially significant legal costs and uncertain outcomes.

To the extent that delays are encountered in concluding the research projects, additional costs are likely to be incurred.  Further, the projected revenues from the projects will also be deferred, potentially impacting on the Company’s liquidity.  In such cases, the Company may seek to partner with outside parties, who will contribute to the costs of research in return for an interest in the project, or the Company may seek to raise additional working capital from the Market.

In a worst case scenario, if the Company’s research projects do not achieve their scientific objectives, the projects may well be closed down with no valuable intellectual property having been created.

(a)           RareCellect®

Our subsidiary GeneType AG holds issued patents on a method for the recovery of fetal cells circulating in the peripheral blood of a pregnant woman.  These patents, with an earliest priority date of March 27, 1990, have been granted or allowed in most countries where filed, including the US, United Kingdom, France, Germany, Australia, and Japan.  In March 2001, RareCellect Limited was incorporated by us in Australia for the purpose of performing additional research and development of the method and overseeing its eventual commercialization.

Approximately 0.65% of live births are affected by major chromosomal abnormalities, including trisomy 21 (Down’s Syndrome, 0.12%).  Prenatal screening for such disorders is now widely available in developed countries, but is neither standardized nor universal.  Even the best prenatal screening regimens fail to detect 5% of Down’s cases, and suffers from false positive rates of about 5%.  When screening based on past obstetric history or advanced maternal age indicates an increased risk of fetal genetic defects, the pregnant woman is generally subjected to a further, invasive procedure – amniocentesis, chorionic villus sampling (CVS), or fetal blood sampling – in order to obtain fetal cells for definitive prenatal diagnosis.  Such procedures are not without risk, resulting in miscarriage rates from 0.5% to 2.0% above the expected background rate, and can lead to congenital abnormalities when performed too early in gestation.

It has long been generally recognized that a simple, universally applicable, non-invasive means of obtaining fetal cells for prenatal diagnosis would represent a major advance over existing practice and would be widely adopted throughout the developed world.  RareCellect seeks to develop such a method.

It is well-known that fetal cells, including trophoblasts, lymphocytes, and erythroblasts, circulate in the peripheral blood of pregnant women, in some cases as early as five weeks’ gestation.  Although these cells are rare, only 1 per 106 to 107 maternal nucleated cells, it is possible to isolate them from venous blood samples.  To date, no group has been able to achieve this with the reliability necessary for a routine clinical test.  Reasons for this failure have included the lack of markers capable of adequately discriminating fetal from adult cells and limitations on the speed at which the required number of cells can be processed.

The GTG patents for fetal cell recovery describe a method that, in principle, should have the requisite power to reliably discriminate fetal from maternal cells.  The method makes use of the HLA system of cell-surface molecules.  The genes that encode these molecules show great variability (i.e., are highly polymorphic) in all human populations and are co-dominantly expressed.  Provided that enough different types of HLA molecules can be interrogated, the probability that maternal and fetal cells share exactly the same complement of HLA molecules can be made very small.  Recent advances in flow cytometry (cell sorter) instrumentation have now made feasible examination of enough peripheral blood cells in a sample to identify the very rare fetal cells.

In addition to the patent filed by us in relation to HLA markers, we have also filed a subsequent patent based on other non-HLA markers.

In 2001, GTG began recruiting a team of scientists dedicated to this project.  A high-speed cell sorter, “MoFlo”, manufactured by Cytomation Inc., (Colorado, USA) was initially installed in refurbished laboratories in Melbourne, Australia. Extensive testing of commercially-available anti-HLA antibody reagents was then conducted.

In early 2003, Dr. Ralph Bohmer arrived in Australia from the US to lead this project.  Dr. Bohmer has also brought additional new concepts that could support this project, and provisional patents on these new inventions have recently been filed.  In 2004, Dr. Richard Allman was recruited from the UK to assist with project leadership, in particular, with flow cytometry.

Significant advances have been made as summarised below:

The proposed project outcome is a new, non-invasive pre-natal genetic test.  Revenues from the project will be generated from a mixture of licence fees, royalties and direct, fee-for-service genetic testing.

Using GTG’s patented HLA method, fetal cells can now be reproducibly and routinely isolated from maternal blood.  A new and novel, direct cell labelling and sorting procedure has been developed and a patent application is in preparation.  It is anticipated that the combination of the HLA method and the new, novel method will allow optimisation of the isolation procedure to increase the number and speed of fetal cell retrieval and validate a gender-independent cell labelling protocol.

Incremental advances in these areas are expected over the next 18 months at a burn rate of approximately $750,000 per annum.

Partnering to access clinical specimens and enable side-by-side clinical comparison of the new technique with existing methods will be required.  It is anticipated that the clinical analysis and test validation would take around 24 months at a cost of approximately $150,000 per annum for a local partner.  Suitable partners include a Melbourne-based hospital network and, potentially, large US genetics companies.  This work is expected to commence within 12 months.

The key risk for this project is the time required in optimisation to enhance sample throughput to a commercially viable rate.  Obviously, delays to achieving such optimisation would result in a longer lead time to commercial revenues and extended cash burn on research.

Provided there are no major technical problems, we estimate that the first material revenues will be received in 2007/2008.

Markets and competition:  there are some four million pregnancies per year in the U.S. alone.  It is already the case that some form of antenatal screening is provided for most pregnancies in developed countries.  The trend towards increasing numbers of women becoming pregnant later in life is resulting in an increasing risk of chromosomal aberrations in these pregnancies.  Given the expense, inconvenience, and inaccuracy of current screening strategies, and the risks associated with subsequent invasive diagnostic procedures, it seems probable that a reliable, accurate, non-invasive, and relatively inexpensive diagnostic test would be rapidly adopted.

This conclusion has, of course, been reached by a number of other parties.  There are currently several competing groups actively pursuing different methods for the isolation of fetal cells from maternal blood, including academic centers in many countries - U.S., United Kingdom, Japan, China, Italy, Singapore, Finland, Germany, Netherlands, France - and commercial organizations, e.g. IQ Corporation, Vysis, Roche Diagnostics, Paragon Genetics and Niagen Genetics.  In 1995, the U.S. National Institutes of Health began funding of the large, collaborative National Institute of Child Health and Fetal Cell Isolation Study (NIFTY) trial, still on-going.  Despite numerous optimistic claims made in the past, it does not appear that a fully satisfactory solution has been found or commercialized yet.

The method being developed by us has attracted widespread interest in relation to collaborative research and development, clinical trials and future commercialization.  At least two major diagnostic companies have expressed interest in the project, as have certain investment groups.  During the coming year, the Company is likely to pursue discussions with these parties regarding the sharing of development costs and future licensing rights.

Government regulation:  clinical testing in most developed countries is subject to extensive regulatory scrutiny, the nature of which varies from one country (and sometimes state) to another.  In Australia, accreditation of laboratories offering pathology services is granted by the Health Insurance Commission, based on a report of assessment by the National Association of Testing Authorities (NATA).  In addition, in the State of Victoria, where the Company has its headquarters, accreditation may also be obtained from the Pathology Services Accreditation Board, again subject to favorable assessment by NATA.  In the U.S., laboratories are currently certified by the College of American Pathologists and the Health Care Financing Administration, under the authority of the Clinical Laboratory Improvement Amendments of 1988.  However, there are currently moves to introduce an additional level of regulation for entities offering genetic testing, probably under the auspices of the FDA.  Both the Clinical Laboratory Improvement Advisory Committee and the Secretaries Advisory Committee on Genetic Testing have recently held hearings and/or issued reports.  In Australia, the Australian Law Reform Commission and the Australian Health Ethics Committee of the National Health and Medical Research Council have recently issued a major issues paper, “Protection of Human Genetic Information”.  It is anticipated that the field of genetic testing will be progressively subject to increasing levels of governmental regulation in most countries.

(b)           ImmunAid

ImmunAid Pty. Ltd. (currently 65% owned by GTG) was formed in March 2001 in Victoria, Australia, with GTG owning 60% and the scientists working on the project owning 40%.  We acquired a further 5% interest in the company, following the conversion of loans made to it by GTG into shares.  The original objective of ImmunAid was to test a novel concept for treating HIV/AIDS, with the initial work being performed at University of Western Australia.  The concept was initially tested in a mouse model with mice that had been infected with the murine AIDS (MAIDS) virus.  This is an effective model to investigate mechanisms of retrovirus-induced immunodeficiency because the MAIDS virus causes pathology with a number of features similar to human AIDS.  The early results in mice were subsequently described by the scientist in charge as being “remarkable”.

We then funded a further one-year program of laboratory research at the University of Western Australia in the amount of approximately $250,000 with the work commencing in May 2001.  The work built on the earlier research (performed in the same laboratory) and sought a more detailed understanding of the treatment mechanism and also to show its applicability to cancer.  The results achieved in the mouse model were both remarkable and compelling.  The mouse model research activity for ImmunAid is continuing at the University of Western Australia, Department of Microbiology with the latest project commenced in January 2005 at a cost of approximately $40,000.

Concurrently, human monitoring trials for both HIV patients and cancer patients have been initiated at four clinics or hospitals in Australia and preparations are underway for a monitoring and intervention trial at a major centre in the USA. The ImmunAid project is at the forefront of cancer and HIV immunology and has made significant discoveries potentially putting it ahead of all the major players in these areas. ImmunAid has discovered that the immune system cycles as part of its response to chronic viral infection or cancerous cell growth.  This novel discovery offers the prospect of improving current treatments by tailoring personalized timed therapeutic interventions for these major diseases.

The methods developed by ImmunAid have been protected by the initial filing of Australian provisional patent applications. A number of these are progressively being converted to definitive patent filings and are progressing through the PCT examination process.  To date preliminary searches by the Australian Patent Office have failed to reveal any prior art.

The project has undergone a review process by external experts in the fields in late 2005.  Future cost and duration of the project will depend upon the size of the study and availability of collaborators for recruitment of patients for further monitoring and intervention studies.  ImmunAid has already established a network of cooperative cancer and HIV clinicians that would be suitable to participate in such an evaluation.  Estimated budget and timetable for the initial trials:  $250,000 over 12 months.  We note that other parties have expressed interest to participate in the ImmunAid project.

(c)   Pathogen Genomics and Genetics Program (PGGP)

In March 2001 we entered into a Collaborative Research Agreement (CRA) with the University of Melbourne (Department of Veterinary Science) to conduct applied research on methods for the diagnosis and control of infectious diseases in animals and humans.  Two scientists were employed via the university and work commenced in mid-2001 under the direction of Associate Professor Robin Gasser.  Prof. Gasser is the author of more than 120 papers in international peer-reviewed journals, mainly in classical and molecular parasitology.

A substantial portion of the costs associated with this project are paid for by interested third parties, including relevant industry bodies.

A summary of the project’s development costs, outcomes and further plans is summarized below:

PGGP 1 (undertaken between April 2001 and March 2003) – Cryptosporidium

Total estimated costs paid by the Company: $400,000

Gasser et al developed a new, DNA-based test to identify and sub-type Cryptosporidium species and sub-species.  Independent validation of sensitivity and specificity was conducted by Robin Gasser and Rachel Chalmers (PHLS Cryptosporidium Reference Unit, Swansea UK) post our funding.  Collectively, the Company and Gasser have transferred the Crypto test from gels to capillary instruments.  Accordingly, we are now able to offer the test directly.  Marketing of this test is in progress.  First revenues from the deployment of the test are expected to be received during the year ending June 30, 2006.

PGGP 2  (now being undertaken between January 2003 and March 2006) –Trichostrongylus vitrinus

Total estimated costs to be paid by the Company: $450,000

The planned outcome is characterisation and isolation of gene/protein targets within the parasite that, when disrupted, are lethal.  Historically, vaccines directed towards disrupting parasite proteins have not been effective.  The most likely product to arise from this research therefore is a compound, anthelmintic.  The market for such compounds is vast, for example, Merck’s Ivermectin and analogues.  The continued reduction in efficacy of existing anthelmintics, due to parasite resistance, provides a growing market opportunity for the introduction of alternative, improved compounds.  Subject to successful completion of the project, first revenues are likely to arise, from either licensing of the resulting technology or the sale of the project, during the 2006 calendar year.

Proposed PGGP 3

To capitalise upon our investment to date, the Company will continue to support the project to achieve identification, characterisation and isolation of additional compound targets.

It is estimated that the project will require a minimum of between $150,000 and $200,000 per annum for 3 years to support new target identification by the University of Melbourne and around $80,000 per target to conduct assay development and high through-put screening (HTS) of a compound library.

(d)   C.Y. O’ Connor ERADE Village Foundation

In June 2004, we entered into a series of agreements with the C.Y. O’Connor ERADE Village Foundation, incorporating the Immunogenetics Research Foundation and the Institute of Molecular Genetics and Immunology (the “Foundation”) under which (i) we acquired the entire patent estate of the Foundation in the field of genetics and genomics in return for shares in the Company, (ii) we granted a license to the Foundation to utilize our non-coding patents, and (iii) we agreed to provide research funding to the Foundation for a period of five years to develop novel, high-value genetic tests for commercialization by us.

The research program was formed upon the acquisition by the Company of all the genetics and genomics intellectual property generated by the Foundation, which showed great promise in a number of important areas, including improved tissue typing and transplantation techniques in human bone marrow transplantation, plus an extensive range of new opportunities in the field of human genetics and animal genetics, including cattle, horses, dogs and fish.

GTG will also own any and all intellectual property generated by the Foundation as part of the agreement between the parties.

A summary of the research focus is as follows:

July 2004 – June 2009 at approximately $700,000 per annum.

A series of projects that aim to develop new genetic tests for animals and humans using patented, haplotype block technology.  These projects include (i) complement regulation in humans, which might explain the genetic basis of recurrent spontaneous abortion, (ii) canine hip dysplasia in dogs, which in turn has led to an improved way of performing DNA typing in dogs, (iii) a new DNA method for identifying the precise species of origin of ancient or recent DNA, (iv) several projects which have started to research the genetic basis of certain animal issues, including polling in cattle and sheep, black wool in merino sheep, meat tenderness and innate immunity, (v) performance in race horses and fecundity in several species, (vi) computational genomics, to develop a new user interface to process vast amounts of data in super-rapid time and the application of the GMT invention in new areas, such as atherosclerosis and Alzheimer’s disease, and improved tissue typing and transplantation techniques in human bone marrow transplantation, and (vii) new methods for aquaculture brood-stock selection to overcome certain emerging problems in commercial aquaculture.

Success of this research to date has already resulted in new methods that could save lives in human bone marrow transplantation and have already resulted in a new genetic test which can determine susceptibility to recurrent spontaneous abortion in humans and also in certain livestock species.  Other projects, while still at an early stage of development, have already demonstrated exciting new findings which readily justify this innovative program.  As additional research projects commence, sources of required biological materials will be identified and sample libraries assembled.

Representatives from the Company and the Foundation have recently met with external parties to identify potential commercial partners to advance these projects and discussions are continuing.  Subject to these negotiations, first commercial outputs may be received during the first half of the 2006 calendar year.

Additional products are likely to be developed and offered to the market progressively during the life of the program. Some of these inventions could have significant value - both in terms of saving lives and in generating new sources of revenue for the Company.

(e)           King’s College, London

The purpose of this work is to establish the importance of the type of DNA sequence known as VNTRs (Variable Number Tandem Repeat polymorphisms) in human and animal diseases and to secure appropriate IP relating to these repeats.  VNTRs show different sequence properties from person to person, and are thought to be involved in predisposing some individuals to a range of diseases, such as cancer and dementia.  Therefore, the ability to identify the VNTRs associated with diseases, and thus use them as a diagnostic test, and, possibly a target for disease treatment or prevention, is a logically desirable goal for us.  This project (currently being carried out at King’s College, London, under the auspices of Dr. Gerome Breen), has developed new ways of identifying novel VNTRs in humans, as well as methods for highlighting which of these may be involved in disease states.  Work is ongoing, and is now focused on the identification of polymorphisms of potential diagnostic use, some of which may be or indicate “drugable” targets. This data will be used to progress our intellectual property position on VNTRs for clinical diagnostics and treatment.

The research is in discovery phase, that is, continuing the development of research-based investigations into broadening the utility of the project across the scope of human and animal diseases.  Estimated timing of the project is between 1 and 2 years at a cost of between $60,000 and $120,000 per year.  The project is due to conclude in December 2006.

We consider that there are minimal risks of not completing development to a point where an informed decision can be made whether to implement all or parts of the projects as a range of genetic tests.

Material net cash inflows from significant projects are expected to commence post 2006.

Competition

Licensing

Our licensing business principally covers two families of “non-coding” patents.  As we are the sole owners of these patents there is, by definition, no direct competition in this activity.  However, to some degree, there are alternate technologies in the market place which can be used to perform genetic analysis and genomic mapping and so in this regard we do face indirect competition and a potential risk of technological obsolescence.  A more serious risk of obsolescence comes from the inevitable expiry of our patents in 2016, at which time our ability to generate license revenues from these particular patents will cease.  It is anticipated that over time, however, licensing of additional patents filed by the Company in other areas of genetics will replace revenues currently generated from the licensing of the non-coding patents.

Genetic testing - paternity

The size of the Australian DNA paternity testing market can only be estimated.  The tests are outside the Medicare regime and hence no central records are kept.  Our best estimate is that the total size of the market is about 5,000 tests per year which, if correct, would give the Company approximately a 50 percent total market share.  There are presently 9 other organisations that offer these tests in Australia.  All are NATA accredited, except the last three, Gene-E, DNA Solutions and DNA Bioscience.

Sonic and Symbion Health are the two largest pathology companies in Australia.  Throughout Australia, Symbion Health refers exclusively to DNALabs.  In Victoria, NSW and WA, Sonic refer exclusively to their own laboratories.  The Australian market for paternity testing is now saturated and, since the entry of two of the three major pathology companies in the later part of 2003, our ability to generate growing revenues from this market has reduced.  As of April 2005, our market share appears to have stabilized.

A brief outline on each is listed below.

DNAlabs

This is our largest competitor and is a wholly-owned subsidiary of Sydney IVF.  It obtains paternity testing referrals exclusively from Symbion Health (formerly Mayne Health) which has the largest share of the Australian pathology market.

Sonic Health Care

A division of Sonic, the second largest pathology provider in Australia.  The laboratory is Sydney-based and was established by the ex-head of DNAlabs.  Once accreditation was granted in July 2003, the referrals which the Company had previously received from Sonic ceased.

Gribbles

The third largest pathology provider in Australia, which entered the paternity testing market in late 2003, and is aggressively pricing their service in order to increase market share.

Victorian Institute of Forensic Medicine

This is the Coroner’s laboratory in Victoria.  We know from their annual report that for the last 5 years their workload has been relatively static at 150 cases per annum.

John Tonge Centre

This is the Coroner’s laboratory in Queensland.  They are NATA accredited but don’t offer the test commercially.

Medvet Science Pty. Ltd.

This laboratory is based in South Australia and its major shareholder is the State Government. Prior to the entry of Gribbles, it had a monopoly in S.A. and also controls the market in the Northern Territory and Tasmania.

Gene-E

This Victorian based company was established in early 2001.  The company does not have a laboratory in Australia and all of its samples are sent to the US for processing.  People obtain information from Gene-E by calling a 1300 number and listening to a recorded message.  The company specializes in mail order testing.  The parties can order a sample collection kit, but only after they listen to and pay for the recorded message.

DNA Solutions

This company was established about 5 years ago and sells its services over the internet.  DNA Solutions is the only non accredited provider which has its own laboratory.  Their business is generated via the web and they have sites in various countries.  Based on recent press reports, they perform 800 cases per annum but a substantial number of these are received from offshore.

DNA-Bioscience

An internet based company which commenced trading in May 2005.

Genetic testing - diagnostics

As the sole licensee in Australia for the test for the predisposition for familial breast cancer, we don’t have any commercial competitors in this area.  However, the test is provided by the pathology departments of certain public hospitals.  They are not true competitors in that the numbers of such tests that can be performed is restricted due to limited Government funding.  Further, the hospitals use strict patient selection criteria such that only the top 10% of highest risk patients are tested.

Genetic testing - forensics

Forensic DNA testing is defined to include DNA tests, the results of which can be relied upon as evidence in a court of law.  To meet the strict standards of court evidence, forensic testing can only be conducted through NATA accredited laboratories that have been approved for forensics work.  We are the first non-government owned, NATA accredited forensics laboratory in Australia.  At the moment, virtually all forensic testing is conducted through state government owned laboratories.  These laboratories have substantial backlogs and, for this reason, do not generally undertake private DNA forensic tests.  As such, we are one of a few accredited laboratory currently providing forensic testing to the public.  To resolve the backlog problem, various state governments have already suggested that they plan to outsource the testing of forensic samples to the private sector.  As GTG is the first non-government laboratory in Australia to receive formal accreditation, we expect to be considered favorably when tenders are called for this and other government-referred work.

Genetic testing - animals

We offer a DNA testing service across a number of animal species, particularly with respect to establishing an animal’s pedigree and parentage. This test is common across animal species and is not proprietary.  Accordingly, any laboratory that can provide a DNA parentage/pedigree test is able to enter this market.  Other than ourselves, there are currently five other laboratories offering material levels of DNA service testing for animals.

Queensland University currently offers testing across animal species but particularly horses, where it is currently the preferred laboratory for stud book recording.  Queensland University also provides a DNA service testing for dogs and cattle.

Genetic Solutions currently offering a range of genetic tests for the cattle industry.  Genetic Solutions is a smaller laboratory which has indicated that it may extend its testing services to sheep.

AgResearch research laboratory in New Zealand used by Ovita, a company specializing in providing sheep herd management systems that includes a genetic breeding scoring system.  Ovita has indicated that it would like to expand its services into the cattle industry.

Commonwealth Scientific and Industrial Research Organization (CSIRO)

A government instrumentality that is primarily a research institute.

Maxxam Analytics Inc.

A company based in Canada that is the sole provider to the Australian Harness Racing Council.

Some of major pathology companies in Australia already have vet pathology businesses and almost all have expertise in human DNA profiling. We expect that they will enter the animal testing market in the medium term.

Genetic testing - plants

There are no material levels of commercial DNA service tests conducted in Australia for plants, other than commissioned research conducted by public authorities (such as universities and CSIRO) or by commercial organisations that internally conduct DNA tests as part of the ordinary course of their operations.  In recognition of this, we established AgGenomics Pty Ltd, a joint venture between ourselves and the Victorian State Government. The joint venture is controlled by GTG (owning 50.1%).  The commercial goal of AgGenomics is to offer the following services to plant breeders and researchers:

•              High throughput extraction of plasmid DNA and genomic DNA;

•              High throughput DNA sequencing;

•              High throughput genotyping; and

•              SNP discovery and analysis.

AgGenomics has focused on the commercial species of greatest value to the Australian economy and also species where the most substantial funding has been invested, including wheat, barley, canola, cotton, vegetable brassicas (e.g. cabbage, cauliflower, brussel sprouts and broccoli) and wine grapes.  To date, AgGenomics has completed a number of commercial projects for some of these sectors.

In Australia we have two major competitors.  The first is Southern Cross University, which specializes in tropical fruits and rice but, as they are highly specialized and do not match AgGenomics’ testing capacity, they are not seen as a major threat.  The second, South Australian Research & Development Institute (SARDI), is seen as our major threat as in the next few years there is a reasonable expectation that they will have the capacity to match AgGenomics.  In addition to this, their expertise in plants is similar to ours.

Whilst we have few domestic competitors, our major commercial threat comes from offshore laboratories based in the US, England and Korea.  These laboratories have a significantly higher throughput than AgGenomics and by and large enjoy greater economies of scale, thereby reducing their production costs.  To date, a few large Australian plant sequencing contracts have been lost offshore in cases where the client simply requires the return of the genetic data and does not require our expertise in its interpretation.

Genetic testing - sports performance

GTG owns the worldwide patents and marketing rights to the ACTN3 sports gene test.  This unique genetic test, which focuses on the ACTN3 gene, is the subject of granted patents and cannot be offered by any other party within the patent territories.  As such, GTG has no competitors for this genetic test.  As the ACTN3 sports gene test provides an indication of an individual’s predisposition to sports/power sport performance as opposed to endurance sport performance, there are a range of other tests, genetic and non genetic that may also indicate a predisposition to particular sporting performance.  None of these however specifically relate to a genetic test on the ACTN3 gene which, scientifically, has shown a very high correlation to sports performance.

Research

The only area of research currently being carried out by the Company that is highly competitive relates to the RareCellect project.  The examination of fetal cells for early detection of fetal diseases and genetic abnormalities is undertaken in approximately one out of every thirty pregnant women.  Currently, fetal cells are obtained by invasive procedures such as amniocentesis and chorionic villous biopsy.  The current procedures present a significant risk of harm to the fetus, particularly after the first trimester of pregnancy.  There is, therefore, both a health and economic requirement to provide an efficient and non-invasive method for pre-natal diagnosis of genetic abnormalities.

We hold worldwide patents concerning a method for the recovery of fetal cells from maternal blood.  These cells can then be used to analyze the genetic health of the fetus, without the need to perform the current invasive tests.  We are currently conducting pre-clinical research to optimize the fetal cell isolation techniques prior to commercialization.  Patent applications have been filed to cover recent inventions in this field.

Local competition in Australia comes from Monash Medical Centre and Gribbles Pathology. Both of these groups are working on the isolation of placental derived cells (trophoblasts) from cervical mucous samples. Gribbles released a press statement about their technology on March 12, 2005 suggesting imminent commercialization.  Similar claims have also appeared in the press over the past year from both Monash University and Gribbles.  From a scientific standpoint, trophoblasts are much easier to isolate than fetal cells, however, they are inherently genetically unstable and their reliability for providing prenatal genetic diagnosis remains unproven.

The development of non-invasive fetal diagnostics is a highly competitive field.  Worldwide groups actively pursuing non-invasive fetal cell diagnostics include:

•              Genzyme Inc., USA

•              Roche Diagnostics, USA

•              Aviva Biosciences, USA

•              Hamilton Thorne Research, USA

•              Rubicon Genomics, Inc, USA

•              MOR Research Applications Ltd.

•              Children’s Medical Centre – Tuft’s University, Boston, USA

•              The Chinese University of Hong Kong

•              Laboratory for Prenatal Medicine, University Women’s Hospital, Basle, Switzerland

•              The Jikai University School of Medicine, Tokyo, Japan

•              Imperial College London UK

(this list is not exhaustive and many other academic and commercial research departments are active in this field).

Concerted public health funding schemes have been operating in both the USA and Europe attempting to contribute to this field over recent years (National Institute of Child Health Fetal Cell Study, USA known by the acronym NIFTY, and a similar concerted action in Europe under the name COPERNICUS funded by the EEC).  The majority of competitors now appear to be concentrating their efforts towards using free fetal DNA in maternal blood as a source of material for pre-natal diagnostics.  The bulk of the competition and innovation in the pre-natal genetic screening market appears to be coming at the testing end of the service, rather than the sample collection and preparation stage, which is the focus of RareCellect.  This means that samples of fetal cells prepared using RareCellect technology will be suitable for use by the current and emerging tests for fetal genetic health.  Importantly, in the fetal cell isolation area, there are no known competitors who have demonstrated that they have a reproducible and commercially viable process for collecting fetal cells from maternal blood.

Environmental Regulations

The Company’s operations are subject to environmental regulations under Australian State legislation.  In particular, the Company is subject to the requirements of the Environment Protection Act SA 1993.  A license has been obtained under this Act to produce listed waste.

We have a minority interest of 18.11% in a mining joint venture in Western Australia known as the Duketon Belt Joint Venture which has been written off in the Company’s accounts.  The Venture is on a care and maintenance basis and to date has only been subject to exploration drilling.  As at June 30, 2005, we had provided performance bonds of US$66,668 (A$87,514) to the Mines Department in respect of restoration and environmental matters.

The directors of the Company are not aware of any potential environmental issues in respect of this mining exploration project.

Item 4.C Organizational Structure

The following table shows the organizational structure of Genetic Technologies and its subsidiaries as at the date of this Annual Report:

Genetic Technologies Limited is the holding company of the group and is listed on the Australian Stock Exchange, under the code GTG, and on the NASDAQ National Market, under the ticker symbol GENE.

Item 4.D Property, Plant and Equipment

GeneType Pty. Ltd., a wholly-owned subsidiary of the Company, rents the offices and laboratory premises located at 60-66 Hanover Street, Fitzroy from Bankberg Pty. Ltd., a company affiliated with Dr. Mervyn Jacobson. The lease is for 10 years, with an option for renewal for another 10 years, at an annual cost of A$399,264.

Item 5.    Operating and Financial Review and Prospects

You should read the following discussion and analysis in conjunction with Item 3 “Selected Financial Data” and our financial statements, the notes to the financial statements and other financial information appearing elsewhere in this Annual Report.  In addition to historical information, the following discussion and other parts of this Annual Report contain forward-looking statements that reflect our plans, estimates, intentions, expectations and beliefs.  Our actual results could differ materially from those discussed in the forward-looking statements.  See the “Risk Factors” section of Item 3 and other forward-looking statements in this Annual Report for a discussion of some, but not all factors that could cause or contribute to such differences.

Item 5.A Operating Results

Overview

Our Formation

GeneType AG was incorporated in Zug, Switzerland on February 13, 1989 to exploit the commercialization of the hypothesis that the non-coding region of the human HLA gene complex of chromosome 6 is a valuable and highly ordered reservoir of useful genetic information, largely overlooked by the rest of the world.

Genetic Technologies Limited was incorporated on January 5, 1987 as Concord Mining NL in Western Australia.  On August 13, 1991 we changed our name to Consolidated Victorian Gold Mines NL to better reflect the operations of the company at the time.  On December 2, 1991 we again changed our name to Consolidated Victorian Mines NL. On March 5, 1995 we again changed our name to Duketon Goldfields NL.  On October 15 we changed our status from a “No Liability” company to a company limited by shares and the name became Duketon Goldfields Limited.  On August 29, 2000 we changed our name to Genetic Technologies Limited, which is the current name of the Company.

On August 29, 2000, Duketon Goldfields Limited received shareholder approval to change its activities from a mining company to a biotechnology and genetics company on the acquisition of all the issued capital of GeneType AG of Switzerland.  Following the acquisition of GeneType AG, the new combination has been engaged in the researching, developing and commercialization of genetic concepts primarily related to our intron sequence patents and genomic mapping patents.  We are also the largest accredited paternity testing laboratory in Australia which GeneType has been operating since 1990.  Our Company has recently granted licenses to its patents and expects to derive revenue from further licensing of its patents.  Prior to the merger with GeneType AG, the mining exploration activities had ceased and were being progressively disposed of by August 2000.  The company was basically an investment shell and following the completion of the merger the old shareholders of GeneType AG were in control of the company which formed the basis for treating the acquisition of GeneType AG as a reverse acquisition.

Development Stage Enterprise

Until 2002, we were a development stage enterprise.  We have been developing our technology that has resulted in the granting of seven families of patents in the USA which we have now actively started to commercialize and enforce.  Since inception up to June 30, 2005, we have incurred $12,982,113 in operating losses and a further $2,631,724 in other comprehensive gains.  Our losses have resulted principally from costs incurred in research and development, investment activity and from general and administrative costs associated with our operations.  Other comprehensive losses relate primarily to foreign exchange translation adjustments recorded on conversion of our accounts from Australian to US dollars.  See the Consolidated Statements of Operations in our financial statements.

The research and development costs incurred prior to August 2000 of approximately $6 million were funded by shareholders of GeneType AG.  On completion of the merger of Duketon Goldfields Limited and GeneType AG in August 2000, to form Genetic Technologies Limited, existing funds of approximately $5 million within GTG were applied towards research and development and general and administrative expenses associated with our operations.  The Company also sold its investment in Cytomation Inc. of Fort Collins, Colorado in November 2001 for approximately $5 million.  The funds realized from this sale of investments were applied towards research and development and general and administrative expenses associated with our operations.  The Company has completed several small placements of shares, including one in August 2003, and there have been other amounts raised from the exercise of unlisted options by shareholders.  We have primarily depended on these sources of funds to meet our financing needs.  However, we now license our non-coding/intron sequence technology and provide a series of genetic tests, both of which generate revenue to fund our expenses.

The extent to which we continue to incur losses will depend on the quantum of license fees received from the licensing of our patents and royalties and the number of genetic tests we conduct.  We may not be able to license our technology successfully or ever achieve or sustain profitability.

Where We Derive our Revenues

Our major source of revenues up to June 30, 2002 were grants received from the Australian Government under the START Program licensing, fees from licensing the non-coding patents, DNA paternity testing services income in Australia and interest income from our cash held on deposit and cash equivalents.

Since June 30, 2002, the Company has been successful in securing licenses for its technology from Genetic Solutions Pty. Ltd., Nanogen Inc., Sequenom Inc., Perlegen Sciences Inc., Myriad Genetics Inc, ARUP, Quest Diagnostics Inc. of USA, King’s College London, ViaLactia Biosciences (NZ) Limited of New Zealand, University of Technology, Sydney, Australia, TM Biocience Corporation of Canada, Laboratory of Colorado State University of USA, C.Y. O’Connor ERADE Village Foundation of Perth, Western Australia, Ovita Limited of New Zealand, Genzyme Corporation of USA, MetaMorphix Inc. of USA, Bionomics Limited of Adelaide, South Australia and University of Utah, four commercial parties in New Zealand, Applera Corporation of USA, among others.  We expect that licensing revenue in the form of up front payments and royalties and subscription agreements may provide the majority of our income in the future.  We anticipate licensing other companies in the drug discovery, research, genomics, genetics, IT, service provider, pharmaceutical and biotechnology industries on a world wide basis.  Our service testing revenue has increased annually since 2001.

We also received proceeds from the disposal of some of our remaining non-core mining assets which were held for resale in Australia and Canada during the year ended June 30, 2003.  This is non-recurring income.

Fiscal Year

As an Australian company, our normal fiscal year ends at the end of June each year.  We produce audited consolidated accounts at the end of June each year and provide reviewed six month accounts under Australian Accounting Standards at the end of December each year.

Recent Accounting Pronouncements

In January 2003, the FASB issued Interpretation No. 46: Consolidation of Variable Interest Entities (“FIN 46”), which addresses the consolidation of business enterprises (variable interest entities) to which the usual condition of consolidation, a controlling financial interest, does not apply.  FIN 46 requires an entity to assess its business relationships to determine if they are variable interest entities.  As defined in FIN 46, variable interests are contractual, ownership or other interests in an entity that change with changes in the entity’s net asset value.  Variable interests in an entity may arise from financial instruments, service contracts, guarantees, leases or other arrangements with the variable interest entity.  An entity that will absorb a majority of the variable interest entity’s expected losses or expected residual returns, as defined in FIN 46, is considered the primary beneficiary of the variable interest entity.  The primary beneficiary must include the variable interest entity’s assets, liabilities and results of operations in its consolidated financial statements.  FIN 46 is immediately effective for all variable interest entities created after January 31, 2003.  For variable interest entities created prior to this date, the provisions of FIN 46 were originally required to be applied no later than the Company’s first quarter of Fiscal 2004.  In December 2003, the FASB issued FASB Staff Position (FSP) FIN 46-6, Effective Date of FASB Interpretation No. 46, Consolidation of Variable Interest Entities.  The FSP provides a limited deferral (until the end of the Company’s second quarter of 2004) of the effective date of FIN 46 for certain interests of a public entity in a variable interest entity or a potential variable interest entity.  The Company adopted FIN 46 for the year ended June 30, 2003.

In December 2004, the FASB issued SFAS No. 123 (Revised 2004): Share-Based Payments (SFAS 123-R), which replaces the existing SFAS 123 and supersedes APB 25.  SFAS 123-R requires companies to measure and record compensation expense for stock options and other share-based payments based on the instruments’ fair value.  SFAS 123-R is effective for interim and annual reporting periods beginning after June 15, 2005.  The Company will adopt SFAS 123-R on July 1, 2005 by using the modified prospective approach, which requires recognizing an expense for options granted prior to the adoption date equal to the fair value of the unvested amounts over their remaining vesting period.  The portion of these options’ fair value attributable to vested awards prior to the adoption of SFAS 123-R is never recognized.  For unvested stock-based awards granted before January 1, 2003 (“APB 25 awards”), the Company will expense the fair value of the awards as at the grant date over the remaining vesting period.  The Company expects that there will be a negative impact from recognizing the stock compensation expense for the unvested APB 25 awards under the new standard.  The Company continues to evaluate other aspects of adopting SFAS 123-R.

In December 2004, the FASB issued SFAS 153, Exchanges of Nonmonetary Assets which is applicable for periods beginning after June 15, 2005.  SFAS 153 requires entities to measure exchanges of monetary assets based on the fair values of the assets exchanged.  Currently, where applicable, for the purposes of presenting financial information in the Company’s US GAAP accounts, the Company has adopted US Accounting Principles Board Opinion No. 29 Accounting for Nonmonetary Transactions, which required that the accounting for an exchange of a productive asset for a similar productive asset should be based on the recorded amount of the asset relinquished.  The Company will apply the new rules on accounting for exchanges of nonmonetary assets from July 1, 2005 for presenting information in its US GAAP accounts.  The Company is currently evaluating the impact of applying SFAS 153.

Critical Accounting Policies

How We Recognize Revenue and Expenses

Revenue Recognition

Revenues are recognized at fair value of the consideration received net of the amounts of goods and services tax (GST).

Rendering of Services

Revenues from the rendering of services are recognized when the provision of these services is completed and the fee for the services provided is recoverable. Service arrangements are of short duration (in most cases less than 3 months).

Sale of Marketable Securities

The securities consist of equity securities, which are stated at fair value, and unrealized gains or losses on the securities are recorded in the consolidated statement of operations.

Research and Development Grants

The Company receives non-refundable grants that assist the Company to fund specific research and development projects.  These grants generally provide for reimbursement of approved costs incurred as defined in the various agreements.  Government grants are recorded as revenue when key milestones set within each agreement are achieved and accepted by all parties to the grant, no performance obligation remains and collectibility is reasonably assured.  Grant funds received in advance of the Company completing its performance are deferred.  When the Company is required to make cash payments or purchases from the issuer of the grant as a requirement for the grant to be issued, the income is recorded net of the consideration payable by the Company.

License fee income

When the Company has no future obligations in relation to its license agreements that do not have fixed terms and renewal options, license fee income is recorded on the execution of a binding agreement, because the Company has no future obligations, income is fixed and determinable, and collection is reasonably assured.  Income under license arrangements with fixed terms and renewal options is deferred and recognized on a straight-line basis over the license period.  The Company has no other arrangements with its licensees to provide services besides the license agreement.  Revenues are recognized at the fair value of the consideration received net of the amounts of goods and services tax (GST).  Any securities received as a component of the upfront license fees are recorded as revenue, based on the market price of the securities at the date of signing the license agreement in the case of listed securities, and the price at which securities were most recently issued by the licensee in the case of unlisted securities.  The Company grants no refunds to its customers.

Royalties

The Company licenses the use of its patented genetic technologies.  Royalties from these licenses are recognized when earned and no future performance is required by the Company and collection is reasonably assured.

Patents

External costs incurred in filing, defending and protecting patent applications for which no future benefit is reasonably assured are expensed as patent fees as incurred.  As of June 30, 2005 and 2004, none of these external costs have been capitalized.  Acquired patents for which a future benefit is reasonably assured are capitalized and amortized over their useful life, being 10 years.

Impairment of Long-Lived Assets

Pursuant to guidance established in SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets the Company evaluates the recoverability of its long-lived assets at least annually, or whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable.  Management considers the carrying value not to be recoverable if it exceeds the future projected cash flows (undiscounted and without interest charges) from the use of the asset and its eventual disposition.  Management also re-evaluates the periods of amortization to determine whether subsequent events and circumstances warrant revised estimates of useful lives.  An impairment loss is recognized when the carrying amount of the asset exceeds its fair value.  The resulting impairment loss is classified as a component of loss from operations.  No impairment losses have been recognized for any of the periods presented.

Non-Cash Stock Compensation

The Company has elected to account for its stock-based employee compensation plan under the intrinsic value method in accordance with the Accounting Principals Board Opinion No. 25: Accounting for Stock Issued to Employees (“APB 25”) and related interpretations.  The Company has adopted the disclosure-only provisions of FASB Statement No. 123: Accounting for Stock-Based Compensation (“SFAS 123”) as amended by FASB Statement No. 148: Accounting for Stock Based Compensation – Transition and Disclosure (“SFAS 148”).

In accordance with APB 25, the Company records and amortizes, over the related vesting periods, deferred compensation representing the difference between the exercise price of stock options granted and the fair value of the Company’s common shares on the measurement date.  Options granted to consultants and other non-employees are accounted for in accordance with Emerging Issues Task Force Consensus No. 96-18:  Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or In Conjunction with Selling, Goods or Services, and valued using the Black-Scholes option valuation model.  In circumstances in which the Company’s shares are issued in exchange for services, compensation is recorded based on the fair value of the shares at the date of measurement, as determined by reference to quoted market price.

On August 29, 2000 shareholders at the General Meeting approved the grant of 3,000,000 options to directors.  Each option granted to directors is exercisable into one Ordinary Share at any time on or before April 14, 2005 at a fixed price of A$0.45 per share.  During the year ended 30 June 2003, none of the options issued to directors were either exercised or lapsed.  The equivalent market price per Ordinary Share at June 30, 2003 was A$0.49.  On August 12, 2003, Ian Dennis exercised one million options at A$0.45 by paying A$450,000 and simultaneously sold the resulting one million shares.

On November 30, 2001, under our Constitution, shareholders approved the creation of a Staff Share Plan.  Under the Plan, the directors may at their discretion, grant options over our Ordinary Shares to directors, executives and certain members of staff of the consolidated entity.  The options, issued for nil consideration, are granted in accordance with guidelines established by the directors.  The options are issued for a term of up to 6 years.  In accordance with the Staff Share Plan, options vest on the basis of 25% per annum and can be exercised at any time after vesting to the date of their expiry.  The options are not transferable and are not be quoted on the ASX.  There are currently 6 directors, 6 executives, 9 consultants and 29 staff who have been granted options under this scheme.  Options issued under the Staff Share Plan carry no rights to dividends and no voting rights.

Options issued under the Staff Share Plan (the “Plan”) during the following financial years are as follows:

Year ended June 30, 2003:

Grant date	Expiry date	Number granted	Exercise price

July 9, 2002	July 9, 2008	200,000	A$0.56
July 17, 2002	July 17, 2008	200,000	A$0.49
May 20, 2003	May 20, 2009	1,675,000	A$0.44
May 20, 2003	May 20, 2009	175,000	A$0.44
	Total	2,250,000

None of these options were issued to directors, all were granted to employees and consultants.  A total of 750,000 of the options issued under the Plan lapsed during the year ended June 30, 2003.

Year ended June 30, 2004:

Grant date	Expiry date	Number granted	Exercise price

December 15, 2003	May 20, 2009	2,000,000	A$0.48
December 15, 2003	December 15, 2009	750,000	A$0.59
	Total	2,750,000

The 2,000,000 options issued on December 15, 2003, having an exercise price of A$0.48 and expiring on May 20, 2009 were granted to new Directors Russell Granzow (1,000,000) and Prof. Deon Venter (1,000,000).  The options granted to Russell Granzow lapsed upon his resignation from the Company.  The remaining 750,000 options were granted to Dr. Adrian Hodgson.  These too expired upon his resignation on May 12, 2005.  A total of 1,225,000 of the options issued under the Plan lapsed during the year ended June 30, 2004.

Year ended June 30, 2005:

Grant date	Expiry date	Number granted	Exercise price

September 6, 2004	September 6, 2010	750,000	A$0.48
November 30, 2004	April 19, 2010	500,000	A$0.48
July 29, 2004	February 27, 2010	580,000	A$0.56
July 29, 2004	February 27, 2010	500,000	A$0.49
	Total	2,330,000

On September 6, 2004 we issued 750,000 options under the Staff Share Plan to Tom Howitt, our Chief Financial Officer and Company Secretary.  These options were issued at A$0.48 and expire on September 6, 2010.  On November 30, 2004, we issued 500,000 new options under the Plan to a director, Robert Edge.  These options were issued at A$0.48 and expire on April 19, 2010.  A total of 1,187,500 of the options issued under the Plan lapsed during the year ended June 30, 2005.

Post June 30, 2005:

Grant date	Expiry date	Number granted	Exercise price

August 12, 2005	August 12, 2011	1,450,000	A$0.43
August 12, 2005	August 12, 2011	1,000,000	A$0.53
November 23, 2005	November 23, 2011	1,000,000	A$0.56
	Total	3,450,000

As at the date of this Annual Report, there was a total of 15,457,500 options outstanding which had been issued under the Plan.

On August 2, 2001, the Company announced that it had entered into an agreement with GTH Capital of New York to pursue its listing on the National Association of Securities Dealers Automated Quotations (“NASDAQ”).  This agreement was assigned by GTH Capital to GMCG, LLC, the successor of GTH Capital, on April 1, 2002.  In accordance with the agreement, Genetic Technologies issued 150,000 shares to GTH Capital on October 10, 2001 and agreed to issue 900,000 options at an exercise price of $0.36 (A$0.70) to GTH Capital within three years, subject to it meeting certain performance criteria.  On January 14, 2002, GTH were entitled to receive 540,000 of the options.  In accordance with SFAS 123, the Company has recorded an expense of $67,846 during the year ended June 30, 2002.  During the year ended June 30, 2004, GMCG, LLC became entitled to a further 60,000 options which in accordance with SFAS 123 we have recorded as an expense of $10,827 during that year.  We have now issued to GMCG, LLC the 600,000 options that have met specific performance criteria.  Subsequent to June 30, 2005, the parties agreed not to proceed with the issue of the 300,000 remaining options, notwithstanding the successful listing of the Company’s Level II ADR’s on NASDAQ on September 2, 2005, as certain performance criteria were not met by GMCG, LLC.

On May 22, 2001, Gtech International Resources Limited, a controlled entity issued 130,000 directors options to Dr. Mervyn Jacobson at an exercise price of $0.25 (CAD0.38) which vested immediately.  These options expire on May 22, 2006.  Stock compensation expense of $8,380 was recorded during the year ended June 30, 2001.

On February 3, 2005, Fred Bart and Ian Dennis exercised a total of 158,500 options in Gtech International Resources Limited at an exercise price of $0.16 (CAD0.20) each.

On September 4, 2003, as part of the placement of 13,333,333 shares at A$0.75, we issued the subscriber with 6,666,667 options exercisable at A$1.00 on or before September 30, 2005.  These options subsequently lapsed on September 30, 2005.

We use the intrinsic value method specified by APB 25 to recognize the cost of options granted to employees and directors.  Stock based compensation cost recognized in income for employees was $nil for the year ended June 30, 2005 (2004: $976).  Stock based compensation cost recognized as income for consultants in accordance with EITF No. 96-18 was $nil in the period ended June 30, 2005 (2004: $351,101).

Statement of Financial Accounting Standards (“SFAS”) 123 states that stock based compensation must be recorded at fair value of options granted. We have adopted the disclosure only alternative of SFAS 123.  This compensation, determined using the Black Scholes option pricing model, is expensed over the vesting periods of each option grant for purposes of pro forma disclosures.  The pro forma compensation expense was calculated to be $nil for the year ended June 30, 2005 (2004: $532,408).

The following is additional information relating to all options outstanding as of June 30, 2005:

		Options outstanding		Options exercisable
Range of		Weighted	Remaining weighted
Exercise	Number of	average exercise	average contractual	Number of	Weighted average
prices	options	price	life (years)	Options	exercise price
$ 0.21 - $0.30	175,000	$0.29	3.89	87,500	$0.29
$ 0.31 - $0.40	5,252,500	$0.35	3.97	2,226,875	$0.36
$ 0.41 - $0.50	6,580,000	$0.45	2.62	4,645,000	$0.45
$ 0.51 - $0.60	600,000	$0.53	4.50	600,000	$0.53
$ 0.71 - $0.80	6,666,667	$0.76	0.25	6,666,667	$0.76
	19,274,167	$0.53	2.11	14,226,042	$0.42

During 2005, 500,000 options (2004: 2,000,000) were issued at an exercise price equal to the market price of the stock on the grant date.  The weighted average exercise price and weighted average fair value of these options were $0.38 (2004: $0.36)  and $0.24 (2004: $0.28), respectively.

In addition, 1,830,000 options (2004: 7,476,667) were granted during 2005 at exercise prices exceeding the market prices of the stock on the respective grant dates.  The weighted average exercise price and weighted average fair value of these options were $0.39 (2004: $0.62) and $0.23 (2004: $0.19), respectively.

Pro forma information regarding net income is required by SFAS 123, as amended by SFAS 148, and has been determined as if the Company had accounted for its employee stock options under that fair value method of SFAS 123 as of its effective date.  The fair value for the options issued to employees was estimated at the date of grant using a Black-Scholes option-pricing model with the following weighted-average assumptions for June 30:

	2005	2004	2003
Risk Free Interest Rate	5.21%	5.80%	5.09%
Expected Dividend Yield	—	—	—
Expected volatility	0.55	0.89	0.63
Expected Lives (years)	5	6	3.80

Had the Company elected to adopt the fair value recognition provisions of SFAS 123, pro forma net income would be as follows:

	Year ended June 30, 2005	Year ended June 30, 2004	Year ended June 30, 2003

Net loss as reported	$(5,742,949)	$(4,816,726)	$(960,395)

Stock based compensation, net of taxes, as calculated under APB 25 included in net loss as reported	591	976	692

Stock based compensation, net of taxes, as calculated under SFAS 123	(606,418)	(532,408)	(366,658)

Pro forma net loss	$(6,348,776)	$(5,348,158)	$(1,326,361)

Basic and diluted net loss per ordinary share as reported	$(0.02)	$(0.02)	$(0.00)

Pro forma basic and diluted net loss per ordinary share	$(0.02)	$(0.02)	$(0.01)

Refer to Note 14 of the Financial Statements for further details regarding the Company’s stock option plans.

Comparison of the Year Ended June 30, 2005 to the Year Ended June 30, 2004

Revenue

License revenues

We earned licensing revenue of $4,970,007 for the year ended June 30, 2005 compared to $507,910 for the corresponding period in 2004, a significant increase of $4,462,097 or 878%.  This increase was principally due to the A$5,000,000 up-front license fee we received from Genzyme Corporation of Massachusetts in consideration for us granting Genzyme a license to use our non-coding technology.  In addition, we received up-front fees from five other licensees, including MetaMorphix Inc. of Maryland, Bionomics Limited of Adelaide, South Australia and the Australian Genome Research Facility Limited of Melbourne, Victoria.  The 2005 financial year also saw a healthy increase in the level of annuity and royalty income we received from existing licensees.  Annuity income, which is included in the total licensing revenue figure, totaled $480,468, as compared to $66,912 for 2004.  As progressively more licenses are granted, it is expected that this annuity stream will continue to increase.

As in the previous year, the ongoing patent dispute against Applera Corporation has had a negative impact on the rate at which the Company is able to secure additional licenses.  Given that this matter was satisfactorily resolved in December 2005, following Applera’s decision to take a license from the Company, we anticipate that the Company’s licensing activities should expand during the 2006 calendar year.

Service testing revenues

Our service testing revenues of $1,809,301 represented fees received from our genetic testing services in Melbourne, Australia, compared to $1,969,963 for the previous year.  The decrease of $160,662 or 8% was due to a modest decrease in the volume of genetic testing performed by the Company.  As additional marketing efforts start to have an impact, it is hoped that revenues from several new genetic tests, including the ACTN3 sports performance test and the SCN1A epilepsy test, will increase service testing revenues during the coming financial year.  Further, recent accreditation has resulted in the Company becoming the first non-Government laboratory in Australia to be able to undertake forensic testing.  The Company has already secured work in this expanding area of genetic testing and has tendered for work that certain Australian State Governments are now seeking to outsource.  Finally, the Company has expended considerable energies in expanding its livestock testing business during the 2005 year which has already generated growing revenues.

Grant income

We earned grant income of $437,278 for the year ended June 30, 2005 compared to $154,702 for the corresponding period in 2004, an increase of $282,576 or approximately 183%.  The grants were received from Horticulture Australia Limited in relation to a research project into the genetic of strawberries and from the Australian Government as part of an Export Marketing Development Grant.

Other income

We received other income of $3,470 for the year ended June 30, 2005 compared to $12,427 for the corresponding period in 2004, a decrease of $8,957.

Operating expenses

Total operating expenses increased by $5,144,675 or approximately 64% to $13,142,133 in 2005 compared to $7,997,458 in 2004.  An explanation of this increase is provided below under the respective expense categories.

Research and development expenses

Research and development increased by $167,070 or approximately 10% to $1,826,984 in 2005 from $1,659,914 in 2004.  During the 2005 financial year, the Company continued to fund its five principal research and development projects and to incur additional expenditure in an effort to accelerate the commercialization of its RareCellect and ImmunAid projects, in particular.

Patent and license fees

The heading Patent and license fees includes associated license and legal fees.  Patent and license fees increased by $3,827,971 or 501% to $4,591,710 for 2005 as compared to $763,739 in 2004.  The significant increase in fees incurred during the 2005 financial year related almost solely to the legal fees paid by the Company in respect of its patent dispute with Applera Corporation.  As the case gained momentum during the year, so did the levels of activity of the Company’s lawyers.  Further, as our patent insurance coverage expired, we had to meet a greater proportion of the legal fees incurred.  As mentioned elsewhere in this Annual Report, the satisfactory resolution of this matter in December 2005, following Applera’s decision to take a license from the Company, should reduce the need for the Company to instigate such legal action in the future, thereby reducing the level of patent and license fees incurred.

Service testing expenses

Service testing expenses has increased by $1,289,091 or 58% to $3,518,398 for 2005 as compared to $2,229,307 in 2004.  During the 2005 financial year, the Company has diversified and expanded its product range to offer the tests that detect an individual’s susceptibility to contract certain forms of inherited cancers, determine their genetic disposition to either power or sprint sports events, and produce a genetic profile of various animals for stud book purposes.  The development of human genetic disease tests is both complex and expensive and requires a specialist team to develop and modify the respective tests.  Most of the increased expenses incurred in laboratory supplies can be directly attributed to this area.  The sports performance testing area also required resources to develop the test with most of the reagent usage being allocated to a research project that was conducted for the group that found the original genetic variant.  Approximately 1,000 samples were tested as part of this project.  The new animal tests had to be developed from scratch with several hundred samples being analyzed to validate the test.  This development work will now enable the Company to offer these tests for many years to come.

Sales and marketing

Sales and marketing expense has decreased by $423,580 or 44% to $537,039 for 2005 as compared to $960,619 in 2004.  This reduction reflects reduced numbers of promotional materials produced during the 2005 year and other related reductions.

General and administrative expenses

General and administration expense has increased by a mere $284,123 or 12% to $2,668,002 for 2005 as compared to $2,383,879 in 2004.  General and administration expenses continue to be incurred in line with normal operating parameters, with the modest increase reflecting a general increase in corporate activity.

Other income (expense)

Interest income

Interest income has increased by $131,681 or 37% to $484,286 for 2005 as compared to $352,605 in 2004. This additional interest income is due principally to the increased cash and cash equivalents held by the Company during the 2005 financial year.  The Company’s cash and cash equivalents increased from approximately $7.9 million at the beginning of the 2004 financial year to approximately $13.5 million at the end.

Interest expense

Interest expense increased by $31,750 for 2005 as compared to $nil in 2004.  This interest expense was incurred in relation to the hire purchase agreements entered into by the Company during the year to finance the purchase of certain items of office and laboratory equipment.

Net profit (loss) on sale of assets

In 2004, a net profit was generated from the sale of securities of $406,224.  As this represented the final sale of the Company’s trading securities, no such profit was generated during the 2005 financial year.  In 2005, the Company generated a net profit of $97,809 from the sale-and-hire-back of certain items of laboratory equipment to the National Australia Bank Limited as part of its hire purchase arrangements.  No such profit was made during the 2004 year.

Net foreign exchange losses

Foreign exchange losses decreased by $31,099 or 18% to $140,861 in 2005 as compared to $171,960 in 2004. The foreign exchange losses were primarily due to the increase in the value of the Australian dollar as compared to the US dollar which had a negative impact on our cash deposits in US dollars.  During 2005, the movement in the value of AUD to USD was less than 2004.

Taxes

Taxes increased by $167,760 or 608% to $195,339 in 2005 as compared to $27,579 in 2004.  This increase is largely attributable to the withholding tax payable in respect of the US licensing revenue generated by the granting of the license to Genzyme Corporation of Massachusetts.

Comparison of the Year Ended June 30, 2004 to the Year Ended June 30, 2003

Revenue

License revenues

We earned licensing revenue of $507,910 for the year ended June 30, 2004 compared to $2,615,544 for the corresponding period in 2003, a decrease of $2,107,634 or 80%.  In 2004 we signed licenses with Quest Diagnostics, University of Sydney, King’s College London, ViaLactia Biosciences of New Zealand, University of Technology Sydney, TM Biosciences of Canada, LabCorp of USA, Colorado State University and Ovita Limited.  The majority of license agreements are denominated in US dollars and were not affected by the increase in the value of the Australian dollar.  Licensing revenue for 2004 decreased from the previous year due to the pending legal case against Applera Corporation which had not yet been concluded.  In 2003, we signed commercial licenses with three companies, namely Perlegen Sciences, Myriad Genetics and Pyrosequencing which made up the majority of the licensing revenue.

Service testing revenues

Our service testing revenues of $1,969,963 were from fees received from our genetic testing and plant testing services in Melbourne, Australia, compared to $1,727,617 for the previous 12 months.  The increase of $242,346 or 14% was due to an increase in the volume of genetic testing, additional genetic tests and plant testing via AgGenomics Pty. Ltd.

Grant income

We earned grant income of $154,702 for the year ended June 30, 2004 compared to $50,244 for the corresponding period in 2003, an increase of $104,458 or approximately 208%.  In 2004 we received a grant from Horticulture Australia Limited and an Export Marketing Development Grant from the Australian Government.

Other income

We received other income of $12,427 for the year ended June 30, 2004 compared to $10,722 for the corresponding period in 2003, an increase of $1,705 or 16%.

Operating expenses

Total operating expenses increased by $3,392,221 or approximately 74% to $7,997,458 in 2004 compared to $4,605,237 in 2003.  A significant portion of our operating expenses are denominated in Australian dollars and as a result of the Australian dollar strengthening by 4% during the year, the US dollar equivalent of these Australian expenses would have increased by 4%.

Research and development expenses

Research and development increased by $1,147,569 or approximately 224% to $1,659,914 in 2004 from $512,345 in 2003.  The research and development expenditure continued in relation to the Parasitology project, RareCellect project and the AIDS project in Melbourne, Australia.  The Company commenced new research projects with King’s College London and the C.Y. O’Connor ERADE Village Foundation in Western Australia.

Patent and license fees

The heading Patent and license fees includes associated license and legal fees.  License fees increased by $335,404 or 78% to $763,739 for 2004 as compared to $428,335 in 2003.  License fees have increased due primarily to the increased legal effort in negotiating and securing licenses around the world.  These costs may increase in the future as we pursue more claims.

Service testing expenses

Service testing expenses increased by $408,817 or 22% to $2,229,307 for 2004 as compared to $1,820,490 in 2003.  The increase in expenses partly relates to the increase in service testing revenues as well as additional monies expended in finalizing additional genetic tests.

Sales and marketing

Sales and marketing expense has increased by $299,408 or 45% to $960,619 for 2004 as compared to $661,211 in 2003.  The increased costs reflect the 10 additional internal staff employed to focus on sales and marketing of the non coding licenses including identifying potential infringers of the patents.

General and administrative expenses

General and administration expense has increased by $1,201,023 or 102% to $2,383,879 for 2004 as compared to $1,182,856 in 2003.  General and administration expenses increased due to the increased use of consultants as the Company was receiving advice on such matters as the Level II ADR listing on NASDAQ.

Other income (expense)

Interest income

Interest income has increased by $284,218 or 416% to $352,605 for 2003 as compared to $68,387 in 2003.  This interest income represents interest income on surplus funds.  The amount of surplus funds increased considerably as a result of the placement in August 2003.

Interest expense

Interest expense decreased by $5,979 to $nil for 2004 as compared to $5,979 in 2003.

Net profit (loss) on sale of assets

Net profit on securities increased by $306,033 to $406,224 for 2004 as compared to a loss of $100,191 in 2003.  The profit on sale of securities in 2004 was as a result of the sale of listed securities arising from license deals negotiated by the Company.  The losses in 2003 of $100,191 were as a result of sales of trading securities not associated with license deals and represent the final disposal of the remaining trading securities.

Net foreign exchange losses

Foreign exchange losses decreased by $386,332 or 69% to $171,960 in 2004 as compared to $558,292 in 2003.  The foreign exchange losses were primarily due to the increase in the value of the Australian dollar as compared to the US dollar which had a negative impact on our cash deposits in US dollars.  During 2004 the Company reduced its holding of US Dollars.  In addition, the movement in the value of AUD to USD was less than 2003.

Taxes

Taxes decreased by $139,833 or 84% to $27,579 in 2004 as compared to $167,412 in 2003.  The decrease relates mainly due to the reduced US licensing revenue which is subject to US withholding tax.

Item 5.B Liquidity and Capital Resources

Summary

Our overall cash position depends on numerous factors, including the success of licensing our non-coding patents, the numbers of genetic tests processed by our laboratory, completion of our product research and development activities, ability to commercialize our products, market acceptance of our products and how we choose to commercially exploit our technology.  We expect to devote additional capital resources to the expansion of our licensing program on a worldwide basis, continue our research and development programs with a view to commercializing our technology in our target markets, hire and train additional staff, expand our research and development activities and acquire or make investments in businesses that are complementary to our business.  Each of these activities will involve the outflow of cash reserves.

During the years ended June 30, 2003, 2004 and 2005, we have incurred net losses of $960,395, $4,816,726 and $5,742,949, respectively.  We anticipate incurring additional costs over at least the next several years as we expand our research and development activities and conduct further trials of our technology.  The extent to which we will incur losses in future years depends largely on the success of the licensing program of our non-coding technologies and the expansion of our genetic testing business.

Since inception, our operations have been financed primarily from capital contributions by our stockholders, licensing revenues, service testing revenues, interest earned on those proceeds and interest income from cash and cash equivalents.

We believe that our cash and cash equivalents of approximately $13.4 million as of June 30, 2005, will provide us with sufficient capital to fund a base level of operations for the next 3 years from the date of this Annual Report.  During this period we expect to be able to continue to adequately fund our research and development activities, licensing program, product development and commercialization efforts and other operations.  Further, as these activities continue to expand, we anticipate that the revenues generated should assist the Company achieve a cash break even result from operations on a more regular basis, thereby extending the base level of operations.

Our net cash used in operating activities was $277,572, $3,161,657 and $5,016,397 for the years ended June 30, 2003, 2004 and 2005, respectively.  Cash used in operating activities for each period consisted primarily of losses incurred in operations reduced by depreciation and amortization expenses, exchange movements and unrealized profits and losses relating to investments.  In approximate order of magnitude, cash outflows typically consist of staff-related costs, service testing expenses, general and administrative expenses, research and development costs and legal/patent fees.

Our net cash used in investing activities was $173,568, $640,737 and $19,276 for the years ended June 30, 2003, 2004 and 2005, respectively.  Typically, cash used in investing activities related to the acquisition of laboratory equipment.  During the 2005 financial year, the establishment of the equipment finance facility described below has reduced cash outflows for both current and future years.

Our net cash provided by financing activities was $10,939, $6,994,357 and $10,067,926 for the years ended June 30, 2003, 2004 and 2005, respectively.  The vast majority of these funds were received from the issue of Ordinary Shares in the Company, either as part of a direct placement of Shares (as during the year ended June 30, 2004) or as the result of the exercise of options (as during the year ended June 30, 2005).

Apart from the purchase of laboratory equipment of $640,737 in 2004 and $467,689 in 2005, we had no material capital expenditures for the years ended June 30, 2003, 2004 and 2005.  During the year ended June 30, 2005, we acquired further laboratory equipment costing approximately $540,000, the majority of which was subsequently sold and hired-back under the equipment hire purchase facility detailed below.

On January 14, 2005, the Company executed a Master Asset Finance Agreement with National Australia Bank Limited in respect of a $1,951,250 (A$2.5 million) asset hire purchase facility (the “Facility”).  As at the date of this Annual Report, the Company had financed the acquisition of laboratory equipment under the Facility with a total value of $1,179,409 (A$1,511,094).  It is expected that future purchases of laboratory equipment will be financed under this Facility, to the extent that sufficient credit is available.  The use of this Facility enables the Company to better match the cost of the equipment with the future revenues to be generated from it in a cost-effective manner and minimizes the outflow of valuable cash.

The long-term loan of $533,260 (A$700,000) as of June 30, 2005 represents an unsecured, non-interest bearing loan from the Australian Commonwealth Government received under the Research & Development Start Program.  The loan represents a portion of a grant received by the Company, which has been deferred in accordance with the grant agreement.  The loan will be repayable on or before January 15, 2009, if the Company commercializes a product as a result of the research covered under the grant.  If no product is commercialized, the Company will recognize grant revenue after January 15, 2009, when the loan is no longer repayable.  The costs associated with the research have been expensed.

Future Cash Needs

We expect that operating expenses and, to a lesser extent, capital expenditures will be a material use of our cash resources.  As of June 30, 2005 we had cash and cash equivalents totaling approximately $13.4 million.  We believe that this working capital is sufficient for our anticipated needs for the next three years from the date of this Annual Report.  We do not have any lines of credit apart from the equipment finance Facility and a nominal credit card facility of approximately $83,800 (A$110,000).  We anticipate generating additional cash in future years from our licensing activities and the expansion of our service testing business.

Operating Leases

We are obligated under various operating leases for periods expiring through 2011.  Payments under non-cancelable operating lease arrangements for office premises and laboratory facilities expire on various dates through 2011, resulting in the following lease commitments over that period:

The following is a schedule of future minimum lease payments for operating leases that had initial or remaining non-cancelable lease terms in excess of one year as of June 30, 2005:

Period ending June 30,
2006	$304,159
2007	304,159
2008	304,159
2009	304,159
2010 and thereafter	608,318
Total minimum lease payments	$1,824,954

The following is a schedule of future minimum hire purchase payments for equipment finance that had initial or remaining non-cancelable lease terms in excess of one year as of June 30, 2005:

Minimum hire purchase payments
Year ending 2006	$393,784
Year ending 2007	393,784
Year ending 2008	346,552
Total minimum hire purchase payments	$1,134,120
Less: future finance charges	(110,709)
Aggregate hire purchase expenditure contracted for as at reporting date	$1,023,411
Aggregate expenditure commitments comprise:
Current liability	$331,711
Non-current liability	691,700
Total expenditure commitments	$1,023,411

Rent expense totaled $239,145, $315,662 and $318,044 for the years ended June 30, 2003, 2004 and 2005, respectively.

Item 5.C Research and Development, Patents and Licenses, etc.

Our principal business is biotechnology, with the emphasis on genomics and genetics, the licensing of the non-coding patents, reduction to practice of our fetal cell patents and expansion of the related service testing business.

The following table details historic expenditure by project.  All projects are described at Item 4.B above.

	2005	2004	2003
	US$(a)	US$(b)	US$(c)
RareCellect	$536,102	$685,419	$165,321
ImmunAid	$203,792	$75,456	$268,219
PGGP (pathogen program)	$141,069	$254,836	$78,805
King’s College, London research	$96,754	$74,330	$—
C.Y. O’Connor research	$689,940	$321,225	$—
Other general R & D	$159,327	$248,648	$—
Total R & D Expense	$1,826,984	$1,659,914	$512,345
Other Expenditure	$11,315,149	$6,337,544	$4,092,892
Total Expenditure	$13,142,133	$7,997,458	$4,605,237

R & D as a% of Total Expenditure	14%	21%	11%

(a)     Converted at A$1.00=$0.7564

(b)     Converted at A$1.00=$0.7132

(c)     Converted at A$1.00=$0.5847

Due to the nature of the Company’s business, it is important that any intellectual property in the form of new discoveries be protected.  The table described in Item 4.B hereinabove provides the status of all patent applications the Company has filed.

Item 5.D Trend Information

The Direction of Genetic Research

Following upon the original non-coding inventions made by GeneType AG and the publication and dissemination of this work in the early 1990’s, research groups world-wide increasingly have sought to investigate and if possible, establish non-coding associations in a great number of diseases which were hitherto unexplained.

In 2002, Nature Publishing Group produced a summary of some 284 separate research projects which sought to establish non-coding associations in relation to either the cause or the outcome of many human diseases.  Within that group, more than 100 human conditions have since been shown to be linked to non-coding genetic variations.  In 1999, an international collaboration, known as the “SNP Consortium” was established to identify all single nucleotide polymorphisms (SNPs) of relevance to a complete understanding of human genetics.  More recently, the international “HapMap” project was launched to identify relevant human haplotypes.

All these projects depend significantly on the basic inventions owned by our Company.  In essence, the world has become our research laboratory.  It remains our corporate stance to encourage all such research, which we expect will, in time, lead to a great number of new commercial licensing opportunities for GTG.  Such opportunities are also not limited to human applications, given the recent expansion of interest in the genetics of animals, plants and lower forms of life, including parasites and many organisms that contribute to either disease or to recuperative environmental systems of our planet.  Such research is likely to expand significantly in the coming years.

Our ability to secure licensing agreements from these areas of research as they develop into commercial operations will determine the level of revenue in the future.

The Direction of Genetic Testing

Further to the completed first phase of the Human Genome Project in mid-2001, and then the Mouse Genome Project in December 2002, there is now a greatly improved general understanding of gene structure, gene function and gene expression.  This is likely to lead to new genetic tests and new genetic treatments - perhaps even tailored to an individual’s unique genetic code. DNA testing for forensic purposes has already been shown to be extremely reliable in matters of criminal justice, disputed paternity and family relationships.  Genetic testing will also be increasingly relied upon to assist with disease diagnosis, and also in the improved assessment disease risk factors.  In addition, genetic testing will be applied more and more to help identify specific animal and plant traits that are either desirable or undesirable, in order to help breeders better select their future seed stock.  We believe the demand for an expansion of genetic testing will grow substantially in the coming years.

Item 5E. Off-balance sheet arrangements

We have no off-balance sheet arrangements that have or are reasonably likely to have current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

Item 5F. Information about Contractual Obligations

The table below shows the contractual obligations and commercial commitments as at June 30, 2005:

	0-1 year	1-3 years	3-5 years	>5 years
Purchase obligations	$731,967	$1,371,240	$342,810	—
Operating lease and hire purchase commitments	$697,943	$1,348,654	$608,318	$304,159
Other long-term liabilities reflected on the Company’s balance sheet	—	—	$533,260	—

The Company’s purchase obligations are in respect of its subcontracted research and development activities and equipment purchases.

Item 6.    Directors, Senior Management and Employees

Item 6.A Directors and Senior Management

The Directors of the Company are:

Mr. Henry Bosch AO, BA (Hons), MA (Non-Executive Chairman)

Mr. Bosch, 74, was appointed to the Board on June 24, 2005.  On November 23, 2005, he was elected as the Company’s first Non-Executive Chairman.  Mr. Bosch also serves on the Company’s Corporate Governance and Audit Committees.  He is a former Chairman of the National Companies and Securities Commission, the predecessor of the Australian Securities and Investments Commission, Australia’s principal corporate regulator.  He has also served as Chairman of the Working Group on Corporate Practices and Conduct and Chairman of the committee which produced the Australian Standard on corporate governance.  He has been chairman, or a director, of over thirty companies and other organizations operating in both the government and private sectors.  He has served on a number of audit committees and is an Honorary Fellow of the Institute of Internal Auditors.  His extensive business career has spanned the aluminium, steel, man-made fibers and plastics industries in Canada, UK and Australia and included the positions of Marketing Director of John Lysaght (Australia) Ltd. and Managing Director of Nylex Corporation.  He was made an Officer of the Order of Australia in January 1991.

Dr. Mervyn Jacobson, MBBS (Chief Executive Officer)

Dr. Jacobson, 63, is a legally qualified Medical Practitioner and a co-founder of GeneType AG.  He has 30 years’ experience in working with new medical technology and in bringing new medical/biomedical goods and services to the market.  Dr. Jacobson serves as adviser to biotechnology enterprises in USA, UK, Mexico and China.  In February 2000, he was appointed by the Governor of Colorado to The Governor’s Advisory Council in Biotechnology.  Dr. Jacobson is also Chairman of the Board of Directors and Chief Executive Officer of XY, Inc., a biotechnology company based in Colorado, USA, and is a founding Director of the Colorado Biotechnology Association.  In June 2004, Dr. Jacobson was invited to join the Scientific Advisory Board of the China National Animal Breeding Stock Export/Import Corporation Limited (CABS).  In 2004, he received Honorary Life Membership of the Royal Zoological Society of South Australia and, in 2005, was elected to the Scientific Advisory Committee of IBREAM (the Institute for Breeding Rare and Endangered African Mammals).  He is also a member of the Australian Institute of Company Directors.  Appointed to the Board on May 15, 2000, Dr. Jacobson was appointed as Executive Chairman on August 31, 2000.  On November 23, 2005, he relinquished the role of Chairman in favour of Mr. Bosch and assumed the title of Chief Executive Officer.  Dr. Jacobson also serves on the Company’s Corporate Governance Committee and as Chairman of the Company’s Canadian listed subsidiary Gtech International Resources Limited.

Mr. Fred Bart, (Non-Executive)

Mr. Bart, 51, has been involved in the textile industry for the last 25 years as well as being a significant investor in the resource and property sectors in Australia and overseas.  He brings to the Company extensive commercial experience from his involvement in the manufacturing and textile industries.  He is also Chairman of Electro Optic Systems Holdings Limited and Global Properties Limited and is a member of the Australian Institute of Company Directors. He was appointed to the Board on October 26, 1996 and serves as Deputy Chairman.  Mr. Bart also serves as a Director of the Company’s Canadian listed subsidiary Gtech International Resources Limited.

Mr. John S. Dawkins AO, Dip Ag, BEc (Non-Executive)

Mr. Dawkins, 58, was appointed to the Board on November 24, 2004.  He is Chairman of the Company’s Corporate Governance Committee and serves on its Audit Committee.  Mr. Dawkins holds degrees in Agriculture from Roseworthy College and Economics from the University of Western Australia and, for 18 years, served in the Australian House of Representatives for the Australian Labor Party.  From 1983 to 1993, he served in the Hawke and Keating Governments as Finance Minister, Trade Minister, Employment Education and Training Minister and finally Treasurer.  His board appointments have included: Chairman, Medical Corporation of Australia; Sealcorp Holdings; Chairman, Elders Rural Bank; Government Relations Australia and Chairman, Retail Energy Market Company.  He has consulted to a variety of international organisations including The World Bank Group, the OECD, UNDP, and UNESCO.  He is a Patron of the Menzies School of Health Research and for three years was Treasurer of the International Agency for the Prevention of Blindness and for nine years a member of the Board of the Fred Hollows Foundation.  He was made an Officer of the Order of Australia in June 2000 and awarded the Centenary Medal in January 2000.

Mr. Robert J. Edge, FCA (Non-Executive)

Mr. Edge, 55, was appointed to the Board on April 19, 2004 and serves as Chairman of the Company’s Audit Committee.  He is a Chartered Accountant, Official Liquidator and Tax Agent.  He has extensive experience at Board level with a number of public companies in Australia and overseas.  He is currently CEO of International All Sports Limited.  Prior to his appointment, he was Managing Director of Global Technology Limited.  He has been a partner in B.D.O. and Ernst & Young and, as a consultant to Ferrier Hodgson, managed the asset realization and loans recovery program for the liquidation of Pyramid Building Society and the Farrow Group of Companies.

Prof. Deon J. Venter, MB, PhD, MBA (Executive)

Prof. Venter, 49, was appointed to the Board on March 17, 2003.  Up until March 2005, he was Head of the Cancer Functional Genomics Laboratory at the Murdoch Children’s Research Institute in Melbourne, and Head of the Cancer Epidemiology Program, Department of Pathology at the University of Melbourne.  He currently serves as Clinical Director of Pathology for the seven hospitals comprising the Mater Hospitals group in Brisbane, Queensland, and heads up the Molecular Genetics laboratory at the Mater Medical Research Institute.  During the year, he was appointed as a Professor at the University of Queensland.  He is a specialist pathologist, a Fellow of the Royal College of Pathologists of Australasia and the author of more than 80 papers on the genetics of cancer.

Senior Management

We have a professional team of qualified and experienced research and development scientists and technicians.  The Company currently has 43 employees, of which seven have PhD qualifications.

The Management Team, and a brief summary of their relevant experience, is as follows:

Mr. Thomas G. Howitt, BCom, ACA, FTIA, ACIS (Chief Financial Officer and Company Secretary)

Mr. Howitt, 41, a Chartered Accountant and member of the Taxation Institute of Australia and Institute of Chartered Secretaries, was appointed in June 2004 as the group’s first full-time Chief Financial Officer and as Company Secretary in June 2005.  During his 20 year career, he has served as CFO and Company Secretary for a number of public companies, listed on both the ASX and foreign stock exchanges.  His experience covers all facets of financial management and control across a variety of industries, including resources and technology (domestic and international), having been instrumental in the successful development, patenting and commercialization of innovative technologies.  He has played key roles in the raising of bank debt and equity capital and the management of complex due diligence programs and has worked as a senior Taxation Consultant for Ernst & Young and in the investment banking industry.

Dr. Gary S. Cobon, BSc, PhD (Chief Scientific Officer)

Dr. Cobon, 56, was appointed as Chief Scientific Officer in November 2005 and is a biochemist with more than 25 years experience managing commercially oriented research and development projects in the biotechnology area.  He was with Biotech Australia for 15 years as Senior Project Manager responsible for the development of innovative recombinant products to the marketplace including TickGARD.  He was subsequently Adjunct Professor, Biological Sciences Macquarie University, responsible for managing the major university spin-off companies.  Concurrently, he was CEO of the Australian Proteome Analysis Facility where he obtained Major National Research Facility grants for A$19.25 million.  In addition to understanding the technical issues required for such projects, he has expertise in the evaluation of academic project proposals for commercial application, management of collaborative commercially focused projects, intellectual property management, regulatory affairs required for the manufacture, quality control and registration of novel products and adopting lateral approaches to market new products and concepts.

Mr. Geoffrey E. Newing, BCom, (Group General Manager - Business Development)

Mr. Newing, 40, was appointed in November 2004 and has worked at a senior level in both listed and private companies chiefly responsible for business development and marketing to financial markets.  He was previously the CEO of Olea Australis Limited where he oversaw the development of Australia’s most awarded brand of olive oil.  He has also held a number of senior positions including an Executive Director of Ramsgate Resources Ltd., CEO of the Hancock Group of Companies controlled by the daughter of the late Lang Hancock, Group Financial Controller for Toplis and Harding, London and spent three years in Melbourne with Elders Resources Limited.  Geoff is responsible for business development and investor relations.

Mr. Ian N. Christensen, BSc Hons, MBA (Group General Manager – Intellectual Property)

Mr. Christensen, 47, was appointed in October 2002 and has extensive experience in business unit management, product development, global marketing, intellectual property development and licensing developed over 20 years in the local and international chemical industry.  He has held senior management positions in several companies including Rhone Poulenc and Ciba Specialty Chemicals, both in Melbourne, and at head office in Basel Switzerland.  He was Business Manager for Ciba’s Pentex business unit and has been responsible for development and global marketing of numerous technical products.  Ian has responsibility for developing Genetic Technologies’ intellectual property portfolio, for supporting the licensing program, and providing IP support to our research and genetic testing programs.

Scientific Advisors

GTG retains a number of consultants on its Technical Review Committees and in advisory positions.  These consultants are generally leading academics from Australian universities.  They are Professor Martyn French from Royal Perth Hospital, Dr. Stephen Kent at University of Melbourne, Associate Professor Nicholas Deacon, former Head of AIDS Molecular Biology Unit at the Macfarlane Burnett Centre for Medical Research, Dr. Manfred Beilharz from University of Western Australia and Associate Professor Robin Gasser from Melbourne University.

In August 2003, we formed a Scientific Advisory Committee of leading academics to review and monitor our research and scientific pursuits.  The current members of the Committee are listed below and the Convenor is Prof. Deon Venter, an Executive Director of the Company, whose credentials are more fully described above.

Prof. Colin Masters: Prof. Masters is the former Chair of Pathology at the University of Melbourne, and now holds one of the few Laureate Professorships at the University of Melbourne.

Prof. Michael Quinn: Prof. Quinn is Director of Oncology at the Royal Women’s Hospital in Melbourne. He also chairs the Board of Management of the National Cancer Control Initiative, and is an Executive Committee Member of the Cancer Council of Victoria, as well as a Board Member of the Australian Cancer Society.

Prof. Simon Easteal: Prof. Easteal heads the Human Genetics Group at the Australian National University, Canberra, where he is also the co-director of the Centre for Bioinformation Science. He is a former editor of the prestigious journal Molecular Biology and Evolution, serves on the Advisory Board to the Sydney University Biological Informatics and Technology Centre, and is the author of two books and over 100 scientific papers.

Assoc. Prof. Robert Richards: Assoc. Prof. Richards is Deputy Director of the ARC Special Research Centre for Molecular Genetics Development and Convenor of the ARC / NHMRC Research Network in Genes and Environment in Development, both at the University of Adelaide.

Item 6.B	Compensation

Details of the nature and amount of each major element of the compensation of each director of the Company and each of the named officers of the Company and its subsidiaries, for services in all capacities to us during 2005 and 2004 are listed below.  All figures are stated in Australian dollars.

		Primary benefits	Post employment		Equity
Name of Director	Year	Salary/fees	Superannuation	Termination	Options	Totals
		$	$	$	$	$

Dr. Mervyn Jacobson	2005	300,000	—	—	170,000	470,000
	2004	300,000	—	—	170,000	470,000

Mr. Fred Bart	2005	30,000	2,700	—	42,500	75,200
	2004	30,000	—	—	42,500	72,500

Mr. Henry Bosch AO	2005	—	—	—	—	—
(appointed June 24, 2005)	2004	—	—	—	—	—

Mr. John S. Dawkins AO	2005	18,044	1,624	—	—	19,668
(appointed November 24, 2004)	2004	—	—	—	—	—

Mr. Robert J. Edge	2005	30,000	2,700	—	23,119	55,819
	2004	5,918	—	—	—	5,918

Prof. Deon J. Venter	2005	109,038	2,804	—	89,250	201,092
	2004	137,725	—	—	52,183	189,908

Mr. Ian A. Dennis	2005	207,440	20,175	37,396	85,000	350,011
(resigned November 24, 2004)	2004	200,500	19,500	—	85,000	305,000

Totals	2005	694,522	30,003	37,396	409,869	1,171,790
	2004	674,143	19,500	—	349,683	1,043,326

The following table discloses the remuneration of the principal executive officers of the Company and its subsidiaries for services in all capacities to us during 2005 and 2004.  All figures are stated in Australian dollars.

		Primary benefits	Post employment		Equity
Name of Executive	Year	Salary / fees	Superannuation	Termination	Options	Totals
		$	$	$	$	$
Mr. Thomas G. Howitt	2005	166,153	14,953	—	21,253	202,359
	2004	8,000	775	—	—	8,775

Mr. Geoffrey E. Newing	2005	100,000	—	—	—	100,000
(appointed November 15, 2004)	2004	—	—	—	—	—

Mr. Ian N. Christensen	2005	119,734	18,900	—	18,000	156,634
	2004	113,415	18,200	—	18,000	149,615

Mr. W. Ian Smith	2005	130,165	11,714	—	25,500	167,379
	2004	128,868	11,598	—	25,500	165,966

Ms. M. Luisa Ashdown	2005	118,480	8,974	—	25,500	152,954
	2004	118,938	10,074	—	25,500	154,512

Dr. Adrian L.M. Hodgson	2005	120,579	10,852	313	—	131,744
(resigned May 12, 2005)	2004	133,267	11,003	—	39,010	183,280

Dr. Glenn Tong	2005	46,780	4,210	14,623	—	65,613
(resigned October 29, 2004)	2004	124,992	11,249	—	—	136,241

Totals	2005	801,891	69,603	14,936	90,253	976,683
	2004	627,480	62,899	—	108,010	798,389

Executive officers are those officers involved in the strategic direction, general management or control of the business at a company or operating division level.  We do not have a bonus or profit sharing plan or other form of discretionary share option scheme and do not currently anticipate establishing such a plan.

Options

We introduced a new Staff Share Plan on November 30, 2001.  The Plan establishes the eligibility of our employees and those of any subsidiaries, and of consultants and independent contractors to a participating company who are declared by the Board to be eligible, to participate.  Broadly speaking, the Plan permits us, at the discretion of the Board, to issue traditional options (with an exercise price).  The Plan conforms with the IFSA Executive Share and Option Scheme Guidelines and, where participation is to be made available to staff who reside outside Australia, there may have to be modifications to the terms of grant to meet or better comply with local laws or practice.

Indemnification and Insurance with Respect to Directors

We are obligated pursuant to an indemnity agreement, to indemnify the current Directors and executive officers and former directors against all liabilities to third parties that may arise from their position as directors or officers of the Company and our controlled entities, except where to do so would be prohibited by law.  Under the terms of this agreement, we are obligated to meet the full amount of any such liabilities, including costs and expenses.  In connection with the GeneType AG acquisition, Fred Bart and Ian Dennis provided counter-indemnities to us and to GeneType AG shareholders in respect of the existence of undisclosed liabilities as at May 15, 2000.  These counter-indemnities lapsed on May 15, 2005.

In addition, we currently carry insurance in respect of directors’ and officers’ liabilities for current and former directors, company secretary and executive officers or employees.

Item 6.C	Board Practices

The Board of Directors

Under our constitution our Board of Directors is required to comprise at least three directors.  As of the date of this Annual Report, our Board comprised six directors.

The role of the Board includes:

(a)                  Reviewing and making recommendations in remuneration packages and policies applicable to directors, senior executives and consultants.

(b)                 Nomination of external auditors and reviewing the adequacy of external audit arrangements.

(c)                  Establishing the overall internal control framework over financial reporting, quality and integrity of personnel and investment appraisal.  In establishing an appropriate framework, the board recognized that no cost effective internal control systems will preclude all errors and irregularities.

(d)                 Establishing and maintaining appropriate ethical standards in dealings with business associates, suppliers, advisers and regulators, competitors, the community and other employees.

(e)                  Identifying areas of significant business risk and implementing corrective action as soon as practicable after a risk is identified.

(f)                    Nominating of audit and nomination and remuneration committee members.

The Board meets to discuss business regularly throughout the year, with additional meetings being held when circumstances warrant.  Included in the table below are details of the meetings of the Board and the committees of the Board that were held during the 2005 financial year.

	Directors’ meetings		Audit Committee		Nomination and Remuneration Committee
Name of Directors	Eligible	Attended	Eligible	Attended	Eligible	Attended

Dr. Mervyn Jacobson	5	5	—	—	1	1
Mr. Fred Bart	5	4	3	3	—	—
Mr. Henry Bosch AO	1	1	—	—	—	—
Mr. John S. Dawkins AO	4	4	1	1	1	1
Mr. Robert J. Edge	5	3	4	4	—	—
Prof. Deon J. Venter	5	5	4	2	1	1
Mr. Ian A. Dennis	1	1	—	—	—	—

Notes:

During 2005, a total of 17 Circular Resolutions of the Directors were also passed.

During 2005, one Circular Resolution was also passed by each Committee of the Board.

Mr. Dawkins was appointed as a Director of the Company on November 24, 2004.

Mr. Bosch was appointed as a Director of the Company on June 24, 2005.

Mr. Dennis resigned as a Director of the Company on November 24, 2004.

In accordance with the charter, the auditor attended two meetings of the Audit Committee at the request of the Committee.

The Nomination and Remuneration Committee subsequently changed its name to the Corporate Governance Committee.

Audit Committee

The Board has established an Audit Committee, which operates under a charter approved by the Board.  It is the Board’s responsibility to ensure that an effective internal control framework exists within the entity.  This includes internal controls to deal with both the effectiveness and efficiency of significant business processes, the safeguarding of assets, the maintenance of proper accounting records, and the reliability of financial information as well as non-financial considerations such as the benchmarking of operational key performance indicators.  The Board has delegated the responsibility for the establishment and maintenance of a framework of internal control and ethical standards for the management of the consolidated entity to the Audit Committee.

The Audit Committee also provides the Board with additional assurance regarding the reliability of financial information for inclusion in the financial reports.

The members of the Audit Committee as of the date of this Annual Report were:

Name

Mr. Robert J. Edge (Chairman)

Mr. Henry Bosch AO

Mr. John S. Dawkins AO

The U.S. Public Company Accounting Reform and Investor Protection Act of 2002, also known as Sarbanes-Oxley Act of 2002, was enacted on July 30, 2002 and contains significant new rules on corporate governance for US and foreign companies reporting in the United States, especially in the area of audit committee composition and authority.  We are closely monitoring SEC rulemaking pursuant to the Sarbanes-Oxley Act to ensure our compliance with any rules as they become applicable to us as a foreign private issuer.

Corporate Governance Committee

The Board established a Nomination and Remuneration Committee in March 2005.  Later during 2005, the Board resolved to change the name of the committee to the Corporate Governance Committee and to expand its charter to include matters of corporate governance.  The Committee provides the Board with guidance on all matters relating to corporate governance and the nomination and remuneration of Directors and employees.

The members of the Corporate Governance Committee as of the date of this Annual Report were:

Name

Mr. John S. Dawkins AO (Chairman)

Dr. Mervyn Jacobson

Mr. Henry Bosch AO

Mr. Robert J. Edge

Compliance with NASDAQ Rules

NASDAQ listing rules require that we disclose the home country practices that we will follow in lieu of compliance with NASDAQ corporate governance rules.  The following describes the home country practices and the related NASDAQ rule:

Majority of Independent Directors:  We follow home country practice rather than NASDAQ’s requirement in Marketplace Rule 4350(c)(1) that the majority of the Board of each issuer be comprised of independent directors as defined in Marketplace Rule 4200.  Our Board of Directors is not currently comprised of a majority of independent directors, a practice which is not prohibited by the laws of Australia.  The ASX does not have a requirement that each issuer’s Board be comprised of a majority of independent directors.  Furthermore, no law, rule or regulation of the Australian Securities and Investments Commission (“ASIC”), the public authority which exercises securities law jurisdiction over the Company, has such a requirement nor does the Corporations Act (the “Act”), which is the applicable corporate law legislation.

Compensation of Officers:  We follow home country practice rather than NASDAQ’s requirement in Marketplace Rule 4350(c)(3) that chief executive compensation be determined or recommended to the Board by the majority of independent directors or a compensation committee of independent directors.  Similarly, compensation of other officers is not determined or recommended to the Board by a majority of the independent directors or a compensation committee comprised solely of independent directors.  These decisions are made by our corporate governance committee and it is not comprised of a majority of independent directors.  The ASX does not have a requirement that each listed issuer have a remuneration committee or otherwise follow the procedures embodied in NASDAQ’s Marketplace Rule.  Furthermore, no law, rule or regulation of the ASIC has such a requirement nor does the applicable corporate law legislation.  Such home country practices are not prohibited by the laws of Australia.

Nomination:  We follow home country practice rather than NASDAQ’s requirement in Marketplace Rule 4350(c)(4) that director nominees be selected or recommended by a majority of the independent directors or by a nominations committee comprised of independent directors.  These decisions are made by the nomination and remuneration committee and it is not comprised of a majority of independent directors.  The ASX does not have a requirement that each listed issuer have a nominations committee or otherwise follow the procedures embodied in NASDAQ’s Marketplace Rule.  Furthermore, no law, rule or regulation of the ASIC has such a requirement nor does the applicable corporate law legislation.  Accordingly, selections or recommendations of director nominees by a committee that is not comprised of a majority of directors that are not independent is not prohibited by the laws of Australia.

Quorum:  We follow home country practice rather than NASDAQ’s requirement in Marketplace Rule 4350(f) that each issuer provide for a quorum of at least 331/3 percent of the outstanding shares of the issuer’s common stock (voting stock).  Pursuant to our Constitution we are currently required to have a quorum for a general meeting of three persons holding at least 10% of our ordinary shares.  The practice followed by us is not prohibited by Australian law.

Pursuant to the Sarbanes-Oxley Act of 2002, the Securities and Exchange Commission issued new rules that, among other things, require NASDAQ to impose independence requirements on each member of the audit committee of a listed company and the NASDAQ also reformulated its corporate governance requirements.  The recently-adopted SEC and NASDAQ rules will apply to the Company as of July 31, 2005.  The Company has taken the appropriate steps with respect to its corporate governance system, including the addition of independent directors to its audit committee, to assure timely compliance with the SEC rules and the amended corporate governance standards of NASDAQ.

Item 6.D	Employees

There are currently 45 full time employees including executive directors.  The number of employees as at the end of each respective financial year ended June 30 are as follows:

2005	49
2004	37

Item 6.E	Share Ownership

The relevant interest of each director in the share capital of the Company as notified by the directors to the Australian Stock Exchange in accordance with S205G(1) of the Corporations Act 2001 as of the date of this Annual Report is as follows:

Director	Ordinary shares	Options over ordinary shares
Dr. Mervyn Jacobson (refer note)	150,200,900	2,000,000	(a)
Mr. Fred Bart (refer note)	25,918,214	500,000	(a)
Mr. Henry Bosch AO	185,000	500,000	(b)
Mr. John S. Dawkins AO	—	500,000	(b)
Mr. Robert J. Edge	—	500,000	(c)
Prof. Deon J. Venter	25,000	1,000,000	(d)

Notes:

Dr. Jacobson also holds 130,000 options over ordinary shares in Gtech International Resources Limited, a subsidiary of the Company.  Mr. Bart also controls 88,500 common shares in Gtech International Resources Limited.

Details of the options held by directors are as follows:

(a)          exercisable at A$0.61 on or before November 30, 2007

(b)         exercisable at A$0.56 on or before November 23, 2011

(c)          exercisable at A$0.48 on or before April 19, 2010

(d)         exercisable at A$0.48 on or before May 20, 2009

Item 7.	Major Shareholders and Related Party Transactions

Item 7.A	Major Shareholders

The following table sets forth the beneficial owners of 5% or more of our voting securities as of the date of this Annual Report:

Name	Number of Ordinary Shares held		Percentage of Capital held
Dr. Mervyn Jacobson	150,200,900	(a)	41.5%

Mr. Fred Bart	25,918,214	(b)	7.2%

(a)                   includes shares held by Mervyn Jacobson ApS and JGT ApS, some of which are registered in the name of ANZ Nominees Limited.

(b)                  shares registered in the name of Security & Equity Resources Limited.

The number of Ordinary Shares on issue in Genetic Technologies as of the date of this Annual Report was 362,389,899.  The number of holders of Ordinary Shares in Genetic Technologies as of the date of this Annual Report was approximately 4,075.

The Company is not aware of any direct or indirect ownership or control of it by another corporation(s), by any foreign government or by any other natural or legal person(s) severally or jointly.  Principal shareholders do not enjoy any special or different voting rights from those to which other holders of Ordinary Shares are entitled.

The Company does not know of any arrangements, the operation of which may at a subsequent date result in a change in control of the Company.

Item 7.B	Related Party Transactions

	2005	2004	2003

4F Investments Pty. Ltd. is associated with Mr. Fred Bart (Director in common) and provided management services to the Company at a cost of:	27,231	25,675	31,574

Bankberg Pty. Ltd. is associated with Dr. Mervyn Jacobson (Director in common) and provided the office and laboratory premises to a wholly-owned subsidiary at Hanover Street, Fitzroy. During the respective periods, the subsidiary paid Bankberg Pty. Ltd. rent and outgoings of:	318,044	266,650	213,159

GrapeSeed International is associated with Mr. Russell Granzow (a former Director in common) and provided management services to the Company for the period April 17, 2003 to January 31, 2004 and received:	—	82,589	34,358

As stated in the 2005 Financial Statements, the Company owns a total of 30,189 common shares in XY, Inc. (a director-related entity) representing approximately 0.42% of the issued common shares of XY, Inc.  As of June 30, 2005, these shares were valued at $301,890.

Premises leased by the Company are subleased to director-related entities.  Rental recoveries are netted against rent expenses in the consolidated statement of operations.  Total rental recoveries received by Genetic Technologies from its director-related entities during the 2005 year totaled $46,053 (2004: $56,271, 2003: $30,995, 2002: $3,173; and 2001: $nil).

All transactions with directors are on normal commercial terms and conditions.

All these transactions are eliminated on consolidation and have no effect on the group result.

Item 7.C	Interests of Experts and Counsel

Not applicable.

Item 8.	Financial Information

Item 8.A	Consolidated Statements and Other Financial Information

The information included in Item 18 of this Annual Report is referred to and incorporated by reference into this Item 8.A.

Item 8.B	Litigation and Other Legal Proceedings

On April 1, 2003, we reported to the market that we had initiated legal action against three U.S. biotechnology companies for patent infringement under the terms of a patent insurance policy held by us.  Two of these actions were settled in November 2003.  The third case, against Applera Corporation of Foster City, California, the parent company of Applied Biosystems, Celera Diagnostics and Celera Corporation, continued to run until December 2005.  This proceeding was heard in the U.S. District Court for the Northern District of California.  A significant proportion of the costs associated with this litigation were met by our patent insurance.  In the Markman hearing (a claims construction hearing) held on September 1, 2004, in which the judge rules on the precise meaning of terms in the patent claims, the District Court ruled in favor of us in respect of 13 out of 15 disputed terms and, in respect of the remaining terms, the Court adopted positions of its own constructions which were not inconsistent with our proposals.  The Company subsequently attended several mediation conferences in San Francisco, California in respect of its action against Applera, under the supervision of Judge Spero.  Following a mediation conference held on August 16, 2005, the Parties announced that they had reached a settlement in principle and that a Confidential Term Sheet had been executed by the Parties and submitted to the Court.  On December 12, 2005, we announced that we had reached a final settlement of our patent dispute with Applera, further to a settlement conference held in San Francisco.  The parties have executed a number of binding agreements, including a final Settlement Agreement plus license agreements and a supply agreement, and subsequently they have jointly applied to Northern California District Court requesting that all claims and counterclaims in the legal action be dismissed forthwith.  The total value of the consideration receivable by us is approximately A$15 million, payable partly in cash and partly in kind - including agreements supplying the Company with certain Applera equipment, reagents and intellectual property rights.

On August 13, 2004, Auckland District Health Board (“ADHB”) lodged a Statement of Claim in the High Court of New Zealand alleging that the Company made “groundless threats of patent infringement” against ADHB.  On October 22, 2004, the Company filed a Statement of Defense.  A further amended Statement of Defense was filed by the Company on October 29, 2004, together with a Memorandum of Counsel.  A Judicial Conference was attended by the attorneys for the parties in Auckland on February 23, 2005 in the presence of an Associate Judge of the High Court of New Zealand Auckland Registry, and a further timetable was set.  On June 15, 16 and 17, 2005, the parties met in Auckland, New Zealand to pursue mediation discussions following which we announced that all disputes with ADHB had been settled.  As a consequence of the settlement, the High Court proceedings between the parties were withdrawn, without payment by either party to the other.  In addition, as part of the same settlement, we granted commercial licences to our non-coding patents to four commercial NZ entities - AgResearch, HortResearch, Forest Research and Livestock Improvement Corporation, who together paid NZ$450,000 to GTG.

With the exception of these proceedings, we are unaware of any proceedings involving us.

Item 8.C	Dividends

Until our businesses are profitable beyond our expected research and development needs, our directors will not be able to recommend that any dividend be paid to our shareholders.  Our directors will not resolve a formal dividend policy until we generate profits.  Our current intention is to reinvest our income in the continued development and operation of our business.

Item 8.D	Significant Changes

Since June 30, 2005, there has not been any matter or circumstance, other than as referred to elsewhere in this Annual Report, the Financial Statements or the notes thereto, that has arisen that has significantly affected, or may significantly affect our operations, results of those operations or the state of our affairs in future years.

Item 9.	The Offer And Listing

Item 9.A	Offer and Listing Details

The Company’s Ordinary Shares were listed on the Australian Stock Exchange Ltd. (the “ASX”) in July 1987 (under the name of Concord Mining NL).  The following table sets forth, for the periods indicated, the highest and lowest market quotations for the Ordinary Shares reported on the Daily Official List of the ASX.

Financial Year	Quarter/ Month	High	Low
		(in A$0.00)
2000	Third Quarter 2000	1.05	0.62
	Fourth Quarter 2000	0.85	0.60

2001	First Quarter 2001	0.75	0.39
	Second Quarter 2001	0.79	0.51
	Third Quarter 2001	0.62	0.25
	Fourth Quarter 2001	0.59	0.38

2002	First Quarter 2002	0.58	0.40
	Second Quarter 2002	0.76	0.42
	Third Quarter 2002	0.47	0.35
	Fourth Quarter 2002	0.40	0.28

2003	First Quarter 2003	0.33	0.18
	Second Quarter 2003	0.53	0.20
	Third Quarter 2003	1.30	0.45
	Fourth Quarter 2003	0.69	0.43

2004	First Quarter 2004	0.59	0.38
	Second Quarter 2004	0.46	0.34
	Third Quarter 2004	0.67	0.30
	Fourth Quarter 2004	0.64	0.43

2005	First Quarter 2005	0.61	0.38
	Second Quarter 2005	0.445	0.32
	Third Quarter 2004	0.61	0.38
	Fourth Quarter 2004	0.445	0.32

2006	July 2005	0.47	0.335
	August 2005	0.46	0.335
	September 2005	0.49	0.395
	October 2005	0.55	0.395
	November 2005	0.595	0.49

The Company’s securities are also listed on NASDAQ National Market (under the ticker symbol GENE) in the form of American Depositary Shares.  Each American Depositary Share evidences thirty Ordinary Shares.  Since listing on the NASDAQ National Market on September 2, 2005, the ADRs have traded in a range from a low of $8.00 to a high of $13.85.  The most recent sale of the ADRs occurred at a price of $10.00.

As of the date of this Annual Report, we had 362,389,899 Ordinary Shares on issue, without par value.  See Item 10B “Our Constitution” for a detailed description of the rights attaching to our shares and Item 12D “American Depositary Receipts” for a description of the rights attaching to the American Depositary Shares.

Following the recent listing of the ADRs, our Ordinary Shares are registered under Section 12 of the Securities Exchange Act of 1934 and we file an annual report with the Securities and Exchange Commission on Form 20-F.  As a foreign private issuer, we are not be subject to the proxy rules under Section 14 of the Securities Exchange Act of 1934, and our officers, directors and principal stockholders are not be subject to the insider short-swing profit disclosure and recovery provisions of Section 16 of such Act.

The Company has registered one class of American Depositary Shares (ADSs) on Form F-6 pursuant to the U.S. Securities Act of 1933, as amended.  One American Depositary Share (“ADS”) represents thirty Ordinary Shares without par value (the “ADSs”).  As of June 30, 2005 there were 4,400 ADSs outstanding.

Starting in January 14, 2002, the ADSs have traded in the U.S. over-the-counter market under the symbol “GNTLY” and dealers’ prices for the ADSs have been quoted in the “pink sheets” published by the National Quotations Bureau, Inc.  Commencing on September 2, 2005, our ADSs were listed on the NASDAQ National Market under the symbol “GENE”.  As of June 30, 2005 there were two registered holders of the ADSs.  As of that date, there were two U.S. beneficial owners of the ADSs (based on their addresses only), representing less than 0.05% of the Shares.

The table below sets forth the high and low sales prices for the ADSs trading on the U.S. over-the-counter market during the periods indicated:

	High US$	Low US$
1Q2002	—	—
2Q2002	—	—
3Q2002	—	—
4Q2002	5.16	5.16
1Q2003	4.26	4.26
2Q2003	—	—
3Q2003	—	—
4Q2003	—	—
1Q2004	—	—
2Q2004	—	—
3Q2004	—	—
4Q2004	—	—
1Q2005	—	—
2Q2005	—	—
3Q2005	13.15	9.00
4Q2005	13.85	8.00

As of June 30, 2005 there was a total of 4,027 record holders of our Ordinary Shares, of which 12,848,469 shares (representing 3.5% of the total Ordinary Shares issued and outstanding) were held of record by 42 U.S. residents (based solely on their address).

Item 9.B	Plan of Distribution

Not applicable.

Item 9.C	Markets

Effective September 2, 2005, our ADSs were listed on the NASDAQ National Market under the symbol “GENE”.  Our Ordinary Shares are listed and trade on the ASX under the symbol “GTG.”  Our Ordinary Shares were added to the S&P ASX 300 index starting September 22, 2003.

Item 9.D	Selling Shareholders

Not applicable.

Item 9.E	Dilution

Not applicable.

Item 9.F	Expenses of the Issue

Not applicable.

Item 10.	Additional Information

Item 10.A	Share Capital

We had a total of 362,369,899 Ordinary Shares authorized and issued as of June 30, 2005, all of which were listed and freely tradable.  As of the date of this Annual Report we had a total of 362,389,899 Ordinary Shares authorized and issued, all of which are listed and freely tradable, with the exception of 13,333,333 Ordinary Shares which are subject to voluntary escrow arrangements.

Based on our review of shareholder records (based solely on the addresses) there are as of June 30, 2005, 42 U.S. resident shareholders of our Ordinary Shares holding 12,848,469 shares representing 3.5% of the total issued and outstanding Ordinary Shares.  Our Ordinary Shares do not have a par value.

During the last four years, our capital has increased, in connection with acquisition transactions and the exercise of options.  In 2001, we issued 9,754,080 Ordinary Shares to owners of shares of Cytomation Inc. resulting in 257,793,804 Ordinary Shares on issue as of June 30, 2001.  On July 30, 2001 we acquired the business of DNA-Id Labs of Perth, Western Australia, by payment of consideration that included 94,340 Ordinary Shares; further consideration was paid on August 1, 2002, following fulfillment of performance warranties.  On September 4, 2000, our shares were transferred from the mining board of the ASX to the industrial board under the new symbol of “GTG”.  Between July 1, 2001 and June 30, 2003, we issued a total of 4,440,621 Ordinary Shares resulting from the exercise of vendor options, exercise of options granted under the Staff Share Plan, a small placement for cash of 1,000,000 shares, two exchanges of GTG shares for shares in XY, Inc., and the issuance of shares in lieu of legal fees to our counsel, all of which resulted in 262,234,425 Ordinary Shares being outstanding as of June 30, 2003.  Subsequently, on September 4, 2003, we completed a brokered private placement to professional Australian investors of 13,333,333 Ordinary Shares at A$0.75 each, raising A$10,000,000.  As part of the placement, we also issued 6,666,667 options to the subscribers to the placement with an exercise price of A$1.00 on or before September 30, 2005.  On June 15, 2004 we issued 16,666,667 Ordinary Shares to the C.Y. O’Connor ERADE Village Foundation, as consideration under our licensing agreement with that Foundation (see point 17).  During the year ended June 30, 2005, we issued a further 65,561,338 Ordinary Shares resulting from the exercise of vendor options and a small number of options granted under the Staff Share Plan, all of which resulted in 362,369,899 Ordinary Shares being outstanding as of June 30, 2005.

As at June 30, 2005 and 2004, we had the following outstanding unlisted options that were convertible into Ordinary Shares.  The exercise prices are quoted in Australian dollars.

Description of options	2005	Weighted ave. exercise price	2004	Weighted ave. exercise price
Expiring 6 September 2010	750,000	$0.48	—	—
Expiring 19 April 2010	500,000	$0.48	—	—
Expiring 30 November 2007	1,750,000	$0.56	2,075,000	$0.56
Expiring 30 November 2007	4,250,000	$0.61	4,250,000	$0.61
Expiring 30 November 2007	902,500	$0.49	1,157,500	$0.49
Expiring 20 May 2009	1,000,000	$0.48	1,000,000	$0.48
Expiring 20 May 2009	1,600,000	$0.44	1,600,000	$0.44
Expiring 20 May 2009	175,000	$0.38	175,000	$0.38
Expiring 15 December 2009	—	—	750,000	$0.59
Expiring 27 February 2010	580,000	$0.56	—	—
Expiring 27 February 2010	500,000	$0.49	—	—

Balance at the end of the financial year	12,007,500	$0.54	11,007,500	$0.55

11,407,500 of the options as of June 30, 2005 have been granted as executive compensation.  See Item 6B “Compensation” for a description of the terms of options granted as executive compensation.  See also Note 13 to the Financial Statements for a description of other options granted by us.

Item 10.B	Our Constitution

At the Annual General Meeting of the Company held on November 23, 2005, the shareholders resolved to replace the existing Constitution with a revised version.  A copy of the new Constitution has been posted on the Company’s website: www.gtg.com.au and is filed as Exhibit 1.1 to this Annual Report.

The principal changes which have been implemented in the new Constitution may be summarized as follows:

•                           General changes – general changes are proposed to make the Constitution consistent with best practice, update legal matters under the existing Constitution consistent with legislative and regulatory developments and to address certain content and language aspects.

•                           ASX Listing Rules – it provides that the Listing Rules prevail in the event of any inconsistency.

•                           Shares – it allows the directors to issue shares subject to the Corporations Act and the Listing Rules.

•                           Proportionate takeover power – the existing Constitution has a clause in it requiring shareholder approval to be obtained before any proportionate takeover is made.  However, that clause is ineffective because it needs to have been renewed at least every three years in accordance with Corporations Act requirements.  The proposed Constitution does not include this clause on the basis that it offers no real benefit.

•                           Unmarketable parcels – the proposed Constitution permits the Company to sell holdings of less than a marketable parcel in accordance with the procedural and timing requirements of the Listing Rules.  This only applies if a shareholder has an opportunity to opt out of any proposed sale arrangement and does not do so.

•                           Notice of shareholders’ meetings – the proposed Constitution enables notice of shareholders’ meetings to be given by electronic means.

•                           Changes to general meetings – the proposed Constitution enables the Directors to change the venue for, and postpone or cancel a general meeting if such meeting is unnecessary, in the interests of shareholders, if the venue would be unreasonable or impractical, or for reasons of efficiency.  This does not apply in the event of a meeting requisitioned by shareholders.

•                           Quorum for shareholders’ meetings – a quorum of three shareholders represents a quorum for shareholders’ meetings, whether by way of being personally present, attorney, proxy or corporate representative.

•                           Casting vote – the Chairman of a shareholders’ meeting does not have a casting vote.

•                           Number of Directors – it contemplates that the number of Directors need to be not less than three nor more than the number determined by the Directors from time to time which until otherwise determined by the Directors is ten.

•                           Share qualification – a Director need not hold any shares in the Company in order to be a Director.

•                           Alternate directors – there are no provisions entitling the Directors to appoint alternate directors, on the basis that this is an outdated and undesirable approach.

•                           Directors’ tenure of office – a Director must retire from office or seek re-election by no later than the third annual general meeting following his or her appointment or re-election or three years, whichever is longer (other than the Managing Director).

•                           Vacation of office – the office of a Director is automatically vacated if the Director is an Executive Director under an employment or services agreement and that agreement terminates, unless the Board otherwise determines.

•                           Powers of Directors – the Directors have a general power to manage the Company’s business.

•                           Meetings of Directors – the Directors may meet in person or by electronic means.

•                           Quorum for Directors’ meetings – the quorum for Directors’ meetings is three, unless the Directors otherwise determine.

•                           Casting vote – the Chairman has a casting vote at Directors’ meetings.

•                           Indemnity – it contains an updated indemnity clause in favour of the current and former Directors, Secretaries indemnifying them from liability consistent with the Corporations Act provisions and to the maximum extent permitted by law.

•                           Insurance – the Company must maintain and pay insurance premiums with respect to its current and former Directors, Secretaries and other officers to the extent permitted by law.

•                           Access – current and former Directors may access the financial and other records of the Company for the purposes of legal proceedings involving the person.

Item 10.C	Material Contracts

There were no material contracts entered into during the two years immediately preceding the date of this Annual Report outside of the ordinary course of our business.

See also Item 4B “Our Licenses and Commercial Collaborations”.

Item 10.D	Exchange Controls and Other Limitations Affecting Security Holders

Under existing Australian legislation, the Reserve Bank of Australia does not inhibit the import and export of funds, and, generally, no permission is required to be given to Genetic Technologies for the movement of funds in and out of Australia.  However, payments to or from (or relating to) Iraq, its agencies or nationals, the government or a public authority of Libya, or certain Libyan undertakings, the authorities in the Federal Republic of Yugoslavia (Serbia and Montenegro) or their agencies, the Taliban (also referred to as the Islamic Emirate of Afghanistan), or the National Union for the Total Independence of Angola (also known as UNITA), its senior officials or the adult members of their immediate families, may not be made without the specific approval of the Reserve Bank of Australia.

Accordingly, at the present time, remittances of any dividends, interest or other payment by Genetic Technologies to non-resident holders of Genetic Technologies’ securities in the US are not, subject to the above, restricted by exchange controls or other limitations.

Takeovers Act

There are no limitations, either under the laws of Australia or under the Constitution of Genetic Technologies, to the right of non-residents to hold or vote Genetic Technologies Ordinary Shares other than the Commonwealth Foreign Acquisitions and Takeovers Act 1975 (the “Takeovers Act”).  The Takeovers Act may affect the right of non-Australian residents, including US residents, to hold Ordinary Shares but does not affect the right to vote, or any other rights associated with, any Ordinary Shares held in compliance with its provisions.  Acquisitions of shares in Australian companies by foreign interests are subject to review and approval by the Treasurer of the Commonwealth of Australia under the Takeovers Act.  The Takeovers Act applies to any acquisition of outstanding shares of an Australian company that exceeds, or results in a foreign person or persons controlling the voting power of more than a certain percentage of those shares.  The thresholds are 15% where the shares are acquired by a foreign person, or group of associated foreign persons, or 40% in aggregate in the case of foreign persons who are not associated.  Any proposed acquisition that would result in an individual foreign person (with associates) holding more than 15% must be notified to the Treasurer in advance of the acquisition.  As of the date of this Annual Report, approximately 14% of the fully paid outstanding Ordinary Shares in the Company were held by shareholders whose registered addresses were located outside Australia.  In addition to the Takeovers Act, there are statutory limitations in Australia on foreign ownership of certain businesses, such as banks and airlines, not relevant to Genetic Technologies.  However, there are no other statutory or regulatory provisions of Australian law or Australian Stock Exchange requirements that restrict foreign ownership or control of Genetic Technologies.

Corporations Act 2001

As applied to Genetic Technologies, the Corporations Act 2001 (the “Corporations Act 2001”) prohibits any legal person (including a corporation) from acquiring a relevant interest in Ordinary Shares if after the acquisition that person or any other person’s voting power in Genetic Technologies increases from 20% or below to more than 20%, or from a starting point that is above 20% and below 90%.

This prohibition is subject to a number of specific exceptions set out in section 611 of the Corporations Act 2001 which must be strictly complied with to be applicable.

In general terms, a person is considered to have a “relevant interest” in a share in Genetic Technologies if that person is the holder of that share, has the power to exercise, or control the exercise of, a right to vote attached to that share, or has the power to dispose of, or to control the exercise of a power to dispose of that share.

It does not matter how remote the relevant interest is or how it arises.  The concepts of “power” and “control” are given wide and extended meanings in this context in order to deem certain persons to hold a relevant interest.  For example each person who has voting power above 20% in a company or a managed investment scheme which in turn holds shares in Genetic Technologies is deemed to have a relevant interest in those Genetic Technologies shares.  Certain situations (set out in section 609 of the Corporations Act 2001) which would otherwise constitute the holding of a relevant interest are excluded from the definition.

A person’s voting power in Genetic Technologies is that percentage of the total votes attached to Ordinary Shares in which that person and its associates (as defined in the Corporations Act 2001) holds a relevant interest.

Item 10.E	Taxation

This summary of material tax consequences is based on the tax laws of the United States (including the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations thereunder, published rulings and court decisions) and on the Australian tax law and practice as in effect on the date hereof.  In addition, this summary is based on the income tax convention between the United States and Australia (the “Treaty”).  The foregoing laws and legal authorities as well as the Treaty are subject to change (or changes in interpretation), possibly with retroactive effect.  Finally, this summary is based in part upon the representations of our ADR Depositary and the assumption that each obligation in the Deposit Agreement and any related agreement will be performed in accordance with its terms.

The discussion does not address any aspects of U.S. taxation other than federal income taxation or any aspects of Australian taxation other than federal income taxation, stamp duty and goods and services tax.  This discussion does not address all aspects of U.S. or Australian federal tax considerations that may be important to particular investors in light of their individual investment circumstances or investors subject to special tax regimes, like broker-dealers, insurance companies or financial institutions, tax-exempt organizations, regulated investment companies, real estate investment trusts or financial asset securitization investment trusts, persons who actually or constructively own ten percent or more of our ADRs or Ordinary Shares, persons who hold ADRs or Ordinary Shares as part of a straddle, “hedge” or “conversion transaction” with other investments, persons who have elected mark-to-market accounting, or persons who acquired their ADRs or Ordinary Shares through the exercise of options or similar derivative securities or otherwise as compensation.  Prospective investors are urged to consult their tax advisers regarding the U.S. and Australian federal, state and local tax consequences and any other tax consequences of owning and disposing of ADRs and shares.

Australian Tax Consequences

In this section we discuss Australian tax considerations that apply to non-Australian tax residents who are residents of the United States with respect to the ownership and disposal by the absolute beneficial owners of ADRs.  This summary does not discuss any foreign or state tax considerations, other than stamp duty.

Nature of ADRs for Australian Taxation Purposes

ADRs held by a U.S. holder will be treated for Australian taxation purposes as held under a “bare trust” for that holder.  Consequently, the underlying Ordinary Shares will be regarded as owned by the ADR holder for Australian income tax and capital gains tax purposes. Dividends paid on the underlying Ordinary Shares will also be treated as dividends paid to the ADR holder, as the person beneficially entitled to those dividends.  Therefore, in the following analysis we discuss the tax consequences to non-Australian resident holders of Ordinary Shares which, for Australian taxation purposes, will be the same as to U.S. holders of ADRs.

Taxation of Dividends

Australia operates a dividend imputation system under which dividends may be declared to be “franked” to the extent of tax paid on company profits.  Fully franked dividends are not subject to dividend withholding tax.  Dividends payable by our company to non-Australian resident stockholders will be subject to dividend withholding tax, to the extent the dividends are unfranked.  Dividend withholding tax will be imposed at 30%, unless a stockholder is a resident of a country with which Australia has a double taxation agreement.  Under the provisions of the Treaty, the Australian tax withheld on unfranked dividends paid by us to which a resident of the United States is beneficially entitled is generally limited to 15% if the U.S. resident holds less than 10% of the voting rights of our company, unless the shares are effectively connected to a permanent establishment or fixed base in Australia through which the stockholder carries on business or provides independent personal services, respectively.  Where the U.S. resident holds 10% or more of the voting rights of our company, the withholding tax rate is reduced to 5%.

Tax on Sales or other Dispositions of Shares - Capital Gains Tax

Non-Australian resident stockholders will not be subject to Australian capital gains tax on the gain made on a sale or other disposal of our shares, unless they, together with their associates, hold 10% or more of our issued capital at any time during the five years before the disposal of the shares.  If a non-Australian resident stockholder did, together with his or her associates, own a 10% or more interest, that stockholder would be subject to Australian capital gains tax to the same extent as Australian resident stockholders.  The Australian Taxation Office maintains the view that the Double Taxation Convention between the United States and Australia does not limit Australian capital gains tax. Australian capital gains tax applies to net capital gains charged at a taxpayer’s marginal tax rate but, for certain stockholders, a discount of the capital gain may apply if the shares have been held for 12 months or more.  For individuals, this discount is 50%.  For superannuation funds, the discount is 33%.  There is no discount for a company that derives a capital gain.  Net capital gains are calculated after reduction for capital losses, which may only be offset against capital gains.

Tax on Sales or other Dispositions of Shares - Stockholders Holding Shares on Revenue Account

Some non-Australian resident stockholders may hold shares on revenue rather than on capital account, for example, share traders.  These stockholders may have the gains made on the sale or other disposal of the shares included in their assessable income under the ordinary income provisions of the income tax law, if the gains are sourced in Australia.  Non-Australian resident stockholders assessable under these ordinary income provisions in respect of gains made on shares held on revenue account would be assessed for those gains at the Australian tax rates for non-Australian residents, which start at a marginal rate of 29%.  Some relief from the Australian income tax may be available to non-Australian resident stockholders under the Double Taxation Convention between the United States and Australia, for example, because the stockholder does not have a permanent establishment in Australia.

To the extent an amount would be included in a non-Australian resident stockholder’s assessable income under both the capital gains tax provisions and the ordinary income provisions, the capital gain amount would generally be reduced, so that the stockholder would not be subject to double tax on any part of the income gain or capital gain.

Dual Residency

If a stockholder were a resident of both Australia and the United States under those countries’ domestic taxation laws, that stockholder may be subject to tax as an Australian resident.  If, however, the stockholder is determined to be a U.S. resident for the purposes of the Double Taxation Convention between the United States and Australia, the Australian tax would be subject to limitation by the Double Taxation Convention. Stockholders should obtain specialist taxation advice in these circumstances.

Stamp Duty

Any transfer of shares through trading on the Australian Stock Exchange, whether by Australian residents or foreign residents, is not subject to stamp duty within Australia.

Australian Death Duty

Australia does not have estate or death duties. No capital gains tax liability is realized upon the inheritance of a deceased person’s shares.  The disposal of inherited shares by beneficiaries, may, however, give rise to a capital gains tax liability.

Goods and Services Tax

The issue or transfer of shares will not incur Australian goods and services tax and does not require a stockholder to register for Australian goods and services tax purposes.

United States Federal Income Taxation

As used below, a “U.S. holder” is a beneficial owner of an ADR or Ordinary Share that is, for U.S. federal income tax purposes, (i) a citizen or resident alien individual of the United States, (ii) a corporation (or an entity treated as a corporation) organized under the law of the United States, any State thereof or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income tax without regard to its source or (iv) a trust if (1) a court within the United States is able to exercise primary supervision over the administration of the trust, and one or more United States persons have the authority to control all substantial decisions of the trust, or (2) the trust was in existence on August 20, 1996 and properly elected to continue to be treated as a United States person.  For purposes of this discussion, a “non-U.S. holder” is a beneficial owner of an ADR or Ordinary Share that is (i) a nonresident alien individual, (ii) a corporation (or an entity treated as a corporation) created or organized in or under the law of a country other than the United States or a political subdivision thereof or (iii) an estate or trust that is not a U.S. Holder.  If a partnership (including for this purpose any entity treated as a partnership for U.S. federal tax purposes) is a beneficial owner of an ADR, the U.S. federal tax treatment of a partner in the partnership generally will depend on the status of the partner and the activities of the partnership.  A holder of an ADR that is a partnership and partners in that partnership should consult their own tax advisers regarding the U.S. federal income tax consequences of holding and disposing of ADRs.

Nature of ADRs for U.S. Federal Income Tax Purposes

In general, for U.S. federal income tax purposes, a holder of an ADR will be treated as the owner of the underlying Ordinary Shares.  Accordingly, except as specifically noted below, the tax consequences discussed below with respect to ADRs will be the same as for Ordinary Shares in the Company, and exchanges of Ordinary Shares for ADRs, and ADRs for Ordinary Shares, generally will not be subject to U.S. federal income tax.

Taxation of Dividends

U.S. holders.  In general, subject to the passive foreign investment company rules discussed below, a distribution on an ADR will constitute a dividend for U.S. federal income tax purposes to the extent it is made from the Company’s current or accumulated earnings and profits as determined under U.S. federal income tax principles.  If a distribution exceeds the Company’s current and accumulated earnings and profits, it will be treated as a non-taxable reduction of basis to the extent of the U.S. holder’s tax basis in the ADR on which it is paid, and to the extent it exceeds that basis it will be treated as capital gain.  For purposes of this discussion, the term “dividend” means a distribution that constitutes a dividend for U.S. federal income tax purposes.

The gross amount of any dividend on an ADR (which will include the amount of any Australian taxes withheld) will be subject to U.S. federal income tax as foreign source dividend income.  The amount of a dividend paid in Australian dollars will be its value in U.S. dollars based on the prevailing spot market exchange rate in effect on the day the U.S. holder receives the dividend or, in the case of a dividend received in respect of an ADR, on the date the Depositary receives it, whether or not the dividend is converted into U.S. dollars.  Any gain or loss realized on a conversion or other disposition of Australian dollars generally will be treated as U.S. source ordinary income or loss.  Any Australian withholding tax will be treated as a foreign income tax eligible for credit against a U.S. Holder’s U.S. federal income tax liability, subject to generally applicable limitations under U.S. federal income tax law.  For purposes of computing those limitations separately under current law for specific categories of income, a dividend generally will constitute foreign source “passive income” or, in the case of certain holders, “financial services income” for purposes of the current foreign tax credit limitation rules.  For taxable years beginning after December 31, 2006, “financial services income” generally will be treated as “general category income,” and “passive income” generally will be treated as “passive category income.”  A U.S. holder will be denied a foreign tax credit with respect to Australian income tax withheld from dividends received with respect to the underlying Ordinary Shares represented by the ADRs to the extent the U.S. holder has not held the ADRs for at least 16 days of the 30-day period beginning on the date which is 15 days before the ex-dividend date or to the extent the U.S. holder is under an obligation to make related payments with respect to substantially similar or related property.  Any days during which a U.S. holder has substantially diminished its risk of loss on the ADRs are not counted toward meeting the 16-day holding period required by the statute.  The rules relating to the determination of the foreign tax credit are complex, and you should consult your own tax adviser to determine whether and to what extent you would be entitled to this credit.  Alternatively, any Australian withholding tax may be taken as a deduction against taxable income if the U.S. Holder elects to deduct rather than credit all of his foreign income taxes.  A dividend will not be eligible for the corporate dividends received deduction.

Subject to certain exceptions for short-term and hedged positions, a dividend an individual receives on an ADR before January 1, 2009 will be subject to a maximum tax rate of 15% if the dividend is a “qualified dividend”.  A dividend on an ADR will be a qualified dividend if (i) we are eligible for the benefits of a comprehensive income tax treaty with the United States that the Secretary of the Treasury determines is satisfactory for purposes of these rules and that includes an exchange of information program, and (ii) the Company was not, in the year prior to the year the dividend was paid, and is not, in the year the dividend is paid, a passive foreign investment company (“PFIC”), foreign personal holding company (“FPHC”) or foreign investment company (“FIC”).  The Treaty satisfies the requirements of clause (i), and we are a resident of Australia entitled to the benefits of the Treaty.  Based on our audited financial statements and relevant market and shareholder data, we believe we were not a PFIC, FPHC or FIC for U.S. federal income tax purposes for our 2005 taxable year.  Effective for taxable years of foreign corporations beginning after December 31, 2004, the rules relating to FPHCs and FICs have been repealed.  Based on our audited financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC, FPHC or FIC for our 2006 taxable year.  However, because the determination of whether we are a PFIC is based upon the composition of our income and assets from time to time, it is possible that we may become a PFIC for any future taxable year.  Moreover, as described in the section below entitled “Passive Foreign Investment Company Rules,” if the Company were a PFIC in a year while a U.S. Holder held an ADR or Ordinary Share, and if the U.S. Holder has not made a qualified electing fund election effective for the first year the U.S. Holder held the ADR or Ordinary Share, the ADR or Ordinary Share remains an interest in a PFIC for all future years or until such an election is made.  The Internal Revenue Service takes the position that that rule will apply for purposes of determining whether an ADR is an interest in a PFIC in the year a dividend is paid or in the prior year, even if the Company does not satisfy the tests to be a PFIC in either of those years.  The U.S. Treasury has announced its intention to promulgate rules pursuant to which holders of stock of non-U.S. corporations, and intermediaries though whom the stock is held, will be permitted to rely on certifications from issuers to establish that dividends are treated as qualified dividends.  Because those procedures have not yet been issued, it is not clear whether the Company will be able to comply with them.  Special limitations on foreign tax credits apply to dividends subject to the reduced rate of tax.  Holders of ADRs and Ordinary Shares should consult their own tax advisers regarding the availability of the reduced dividend tax rate in the light of their own particular circumstances.

Non-U.S. holders.  A dividend paid to a non-U.S. holder of an ADR will not be subject to U.S. federal income tax unless the dividend is effectively connected with the conduct of trade or business by the non-U.S. holder within the United States (and is attributable to a permanent establishment or fixed base the non-U.S. holder maintains in the United States if an applicable income tax treaty so requires as a condition for the non-U.S. holder to be subject to U.S. taxation on a net income basis on income from the ADR).  A non-U.S. holder generally will be subject to tax on an effectively connected dividend in the same manner as a U.S. holder.  A corporate non-U.S. holder under certain circumstances may also be subject to an additional “branch profits tax,” the rate of which may be reduced pursuant to an applicable income tax treaty.

Taxation of Capital Gains

U.S. holders.  Subject to the passive foreign investment company rules discussed below, on a sale or other taxable disposition of an ADR, a U.S. holder will recognize capital gain or loss in an amount equal to the difference between the U.S. holder’s adjusted basis in the ADR and the amount realized on the sale or other disposition, each determined in U.S. dollars.  Any gain a U.S. holder recognizes generally will be U.S. source income for U.S. foreign tax credit purposes and, subject to certain exceptions, any loss generally will be a U.S. source loss.  If an Australian tax is paid on a sale or other disposition of an ADR, the generally applicable limitations under U.S. federal income tax law on crediting foreign income taxes may preclude a U.S. holder from obtaining a foreign tax credit for the Australian tax.

In general, any adjusted net capital gain of an individual in a taxable year ending before January 1, 2009 is subject to a maximum tax rate of 15%.  In later years, the maximum tax rate on the net capital gain of an individual will be 20%.  The deductibility of capital losses is subject to limitations.

Non-U.S. holders.  A non-U.S. holder will not be subject to U.S. federal income tax on gain recognized on a sale or other disposition of an ADR unless (i) the gain is effectively connected with the conduct of trade or business by the non-U.S. holder within the United States (and is attributable to a permanent establishment or fixed base the non-U.S. holder maintains in the United States if an applicable income tax treaty so requires as a condition for the non-U.S. holder to be subject to U.S. taxation on a net income basis on income from the ADR), or (ii) in the case of a non-U.S. holder who is an individual, the holder is present in the United States for 183 or more days in the taxable year of the sale or other disposition and certain other conditions apply.  Any effectively connected gain of a corporate non-U.S. holder may also be subject under certain circumstances to an additional “branch profits tax,” the rate of which may be reduced pursuant to an applicable income tax treaty.

Passive Foreign Investment Company Rules

A special set of U.S. federal income tax rules applies to a foreign corporation that is a PFIC for U.S. federal income tax purposes.  As noted above, based on our audited financial statements and relevant market and shareholder data, we believe we were not a PFIC for U.S. federal income tax purposes for our 2005 taxable year.  In addition, based on our audited financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our 2006 taxable year.

The PFIC rules are designed generally to eliminate any benefits of deferral of U.S. federal income tax that a U.S. holder could derive from investing in a corporation that is organized outside the United States (a “foreign corporation”).  In general, a foreign corporation is a PFIC if at least 75% of its gross income for the taxable year is passive income or if at least 50% of its assets for the taxable year produce passive income or are held for the production of passive income.  In general, passive income for this purpose means, with certain designated exceptions, dividends, interest, rents, royalties (other than certain rents and royalties derived in the active conduct of trade or business), annuities, net gains from dispositions of certain assets, net foreign currency gains, income equivalent to interest, income from notional principal contracts and payments in lieu of dividends.  The determination of whether a foreign corporation is a PFIC is a factual determination made annually and is therefore subject to change.  Subject to exceptions pursuant to certain elections that generally require the payment of tax, once stock in a foreign corporation is stock in a PFIC in the hands of a particular shareholder that is a United States person, it remains stock in a PFIC in the hands of that shareholder.

If we are treated as a PFIC, contrary to the tax consequences described in “U.S. federal Income Tax Considerations—Taxation of Dividends” and “—U.S. federal Income Tax Considerations—Taxation of Capital Gains” above, a U.S. holder that does not make an election described in the succeeding two paragraphs would be subject to special rules with respect to (i) any gain realized on a sale or other disposition of an ADR and (ii) any “excess distribution” by the Company to the U.S. holder (generally, any distribution during a taxable year in which distributions to the U.S. holder on the ADR exceed 125% of the average annual taxable distributions the U.S. holder received on the ADR during the preceding three taxable years or, if shorter, the U.S. holder’s holding period for the ADR).  Under those rules, (i) the gain or excess distribution would be allocated ratably over the U.S. holder’s holding period for the ADR, (ii) the amount allocated to the taxable year in which the gain or excess distribution is realized would be taxable as ordinary income and (iii) the amount allocated to each prior year, with certain exceptions, would be subject to tax at the highest tax rate in effect for that year, and the interest charge generally applicable to underpayments of tax would be imposed in respect of the tax attributable to each of those years.  A U.S. holder who owns an ADR during any year we are a PFIC must file Internal Revenue Service Form 8621.

The special PFIC rules described above will not apply to a U.S. holder if the U.S. holder makes a timely election to treat the Company as a “qualified electing fund” (“QEF”) in the first taxable year in which the U.S. holder owns an ADR and the Company is a PFIC and if the Company complies with certain reporting requirements.  Instead, a shareholder of a QEF generally is currently taxable on a pro rata share of the Company’s ordinary earnings and net capital gain as ordinary income and long-term capital gain, respectively.  Neither that ordinary income nor any actual dividend from the Company would qualify for the 15% maximum tax rate on dividends described above if the Company is a PFIC in the taxable year the ordinary income is realized or the dividend is paid or in the preceding taxable year.  We have not yet determined whether, if we are a PFIC, we would make the computations necessary to supply U.S. holders with the information needed to report income and gain pursuant to a QEF election.  It is, therefore, possible that U.S. holders would not be able to make or retain that election in any year we are a PFIC.  Although a QEF election generally cannot be revoked, if a U.S. holder made a timely QEF election for the first taxable year it owned an ADR and the Company is a PFIC (or is treated as having done so pursuant to any of certain elections), the QEF election will not apply during any later taxable year in which the Company does not satisfy the tests to be a PFIC.  If a QEF election is not made in that first taxable year, an election in a later year generally will require the payment of tax and interest, and in certain circumstances the election may cease to be available at a later date.

In lieu of a QEF election, a U.S. holder of stock in a PFIC that is considered marketable stock could elect to mark the stock to market annually, recognizing as ordinary income or loss each year an amount equal to the difference as of the close of the taxable year between the fair market value of the stock and the U.S. holder’s adjusted basis in the stock.  Losses would be allowed only to the extent of net mark-to-market gain previously included in income by the U.S. holder under the election for prior taxable years.  A U.S. holder’s adjusted basis in the ADRs will be adjusted to reflect the amounts included or deducted with respect to the mark-to-market election.  If the mark-to-market election were made, the rules set forth in the second preceding paragraph would not apply for periods covered by the election.  A mark-to-market election will not apply during any later taxable year in which the Company does not satisfy the tests to be a PFIC.  In general, the ADRs will be marketable stock if the ADRs are traded, other than in de minimis quantities, on at least 15 days during each calendar quarter on a national securities exchange that is registered with the SEC or on a designated national market system or on any exchange or market that the Treasury Department determines to have rules sufficient to ensure that the market price accurately represents the fair market value of the stock.  The ADRs will be listed on the NASDAQ SmallCap Market.  It is not clear whether their trading on that market, or the level of their trading on that market, will qualify them as readily tradable on an established securities market in the United States.  Thus, there is no certainty that the ADRs will be considered “marketable stock” for this purpose unless and until the Internal Revenue Service designates the Australian Stock Exchange as having rules adequate to carry out the purposes of the PFIC rules.  There can be no assurance that the Internal Revenue Service will make that designation.

Information Reporting and Backup Withholding

Dividends paid on, and proceeds from the sale or other disposition of, an ADR to a U.S. holder generally may be subject to information reporting requirements and may be subject to backup withholding at the rate of 28% unless the U.S. holder provides an accurate taxpayer identification number or otherwise establishes an exemption.  The amount of any backup withholding collected from a payment to a U.S. holder will be allowed as a credit against the U.S. holder’s U.S. federal income tax liability and may entitle the U.S. holder to a refund, provided certain required information is furnished to the Internal Revenue Service.  A non-U.S. holder generally will be exempt from these information reporting requirements and backup withholding tax but may be required to comply with certain certification and identification procedures in order to establish its eligibility for exemption.

The discussion above is not intended to constitute a complete analysis of all tax considerations applicable to an investment in ADRs or Ordinary Shares.  A holder should consult his tax adviser concerning the tax consequences to him in his particular situation.

Item 10.F	Dividends and Paying Agents

No dividends have been paid by the Company or recommended by the directors since the end of the previous financial year.

Item 10.G	Statement by Experts

Not applicable.

Item 10.H	Documents on Display

The documents concerning the Company which are referred to in this Annual Report may be inspected at the offices of the Company at 60-66 Hanover Street, Fitzroy, Victoria 3065 Australia.  Following our listing on NASDAQ National Market in September 2005, we are now subject to the information requirements of the U.S. Securities Exchange Act of 1934, as amended, and, in accordance therewith, we are required to file reports, including annual reports on Form 20-F, and other information with the U.S. Securities and Exchange Commission in electronic form.  These materials, including this Annual Report and the exhibits thereto, may be inspected and copied at the Commission’s public reference room in Washington, D.C. Please call the Commission at 1-800-SEC-0330 for further information on the public reference rooms.  As a foreign private issuer, we are required to make filings with the Commission by electronic means.  Any filings we make electronically will be available to the public over the Internet at the Commission’s website at http://www.sec.gov.  We also maintain a website at www.gtg.com.au.  Information on our website and website linked to it do not constitute a part of this Annual Report.

Item 10.I	Subsidiary Information

The following is a list of the Company’s subsidiaries as at the date of this Annual Report:

GeneType AG	Switzerland	100%
GeneType Corporation	California, U.S.A.	100%
GeneType Pty. Ltd.	Australia	100%
Simons GeneType Diagnostics Pty. Ltd.	Australia	100%
Genetic Technologies Corporation Pty. Ltd.	Australia	100%
Silbase Scientific Services Pty. Ltd.	Australia	100%
RareCellect Limited	Australia	100%
ImmunAid Pty. Ltd.	Australia	65%
Gtech International Resources Limited	Canada	75.8%
AgGenomics Pty. Ltd.	Australia	50.1%

Item 11.	Quantitative And Qualitative Disclosures About Market Risk

Genetic Technologies has exposure to changes in foreign currency exchange rates and interest rates.

We invest excess cash in interest-bearing, investment-grade securities and time deposits in high-quality institutions.  We do not utilize derivative financial instruments, derivative commodity instruments, positions or transactions in any material matter.  Accordingly, we believe that, while the investment-grade securities and time-deposits we hold are subject to changes in financial standing of the issuer of such securities, the principal is not subject to any material risks arising from changes in interest rates, foreign currency exchange rates, commodity prices, equity prices or other market changes that affect market risk sensitive instruments.  Since we invest in locations outside Australia, we are subject to certain cross-border risks.

We operate in Australia, and we will be subject to certain foreign currency exposure.  Historically, currency translation gains and losses have been reflected as adjustments to stockholders’ equity, while transaction gains and losses have been reflected as components of income and loss.  Transaction gains and losses could be material depending upon changes in the exchange rate relationships between the Australian dollar and the U.S. dollar.  A significant amount of our license revenue is denominated in U.S. dollars.

Credit risk represents the accounting loss that would be recognized at the reporting date if counterparties failed completely to perform as contracted.  Concentrations of credit risk (whether on or off-balance sheet) that arise from financial instruments exist for groups of customers or counterparties when they have similar economic characteristics that would cause their ability to meet contractual obligations to be similarly affected by changes in economic or other conditions.  Financial instruments on the balance sheet that potentially subject the Company to concentration of credit risk consist principally of cash and cash equivalents and trade accounts receivable.  The Company places its cash and cash equivalents with high credit quality institutions in order to limit the degree of credit exposure.  The Company has established guidelines relative to credit ratings, diversification and maturities that seek to maintain safety and liquidity.  The Company does not require collateral to provide credit.  In addition, the majority of the Company’s licensing customers are large, reputable organizations, which also reduces the risk of credit exposure.  The Company has not entered into any transactions that would qualify as a financial derivative instrument.

At June 30, 2005, one customer accounted for 31% ($137,444) of accounts receivable.  At June 30, 2004, four customers accounted for 24% ($58,138), 21% ($50,449), 16% ($38,479) and 14% ($34,760) of accounts receivable, respectively.

At June 30, 2005, one supplier accounted for 62% ($1,210,825) of accounts payable.  At June 30, 2004, three suppliers accounted for 24% ($339,485), 17% ($231,389) and 10% ($144,111) of accounts payable, respectively.

In 2005, one customer accounted for 46% ($3,782,000) of the Company’s revenue.  In 2004, one customer accounted for 19% ($513,434) of the Company’s revenue.

Export sales, principally to the USA, were $4,560,862, $306,938 and $2,615,544 in 2005, 2004 and 2003, respectively.

Item 12.                                                    Description Of Securities Other Than Equity Securities

Item 12.A                                           Debt Securities

Not applicable.

Item 12.B                                           Warrants and Rights

Not applicable.

Item 12.C                                           Other Securities

Not applicable

Item 12.D                                           American Depositary Shares

Not applicable.

PART II

Item 13.                                                    Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14.                                                    Material Modifications to The Rights Of Security Holders and Use Of Proceeds

Not applicable.

Item 15.                                                    Controls and Procedures

Item 15A.                                           Controls and Procedures

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in the reports that we file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission.  Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in our reports filed or submitted under the Securities Exchange Act of 1934 is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

Our management, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, have evaluated the effectiveness of our disclosure controls and procedures as of June 30, 2005 and, based on that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that such disclosure controls and procedures were effective as of such date.

Item 15B.                                           Management’s annual report on internal control over financial reporting

Not applicable.

Item 15C.                                           Attestation report of the registered public accounting firm

Not applicable.

Item 15D.                                           Changes in internal control over financial reporting

In connection with the audit of our fiscal year ended June 30, 2005, Ernst & Young, the Company’s independent auditors, informed our Audit Committee that they consider the following matters represent material weaknesses in the operation of our internal control over financial reporting:

•                                          The financial statement close process and knowledge of US GAAP; and

•                                          Adequate segregation of duties.

In order to address the weakness in our knowledge of US GAAP, our senior finance staff are committed to attending targeted US GAAP and SEC reporting courses and subscribing to additional information publications and updates of SEC and US GAAP releases and rule changes and of information about the requirements of the Public Company Accounting Oversight Board.  We will also consider mitigating this weakness by conferring and/or hiring outside accounting advisers with respect to the technical requirements applicable to our financial statements.

Our management and Audit Committee continually assess the level of segregation of duties existing within the financial reporting function and are committed to segregating duties where practically possible.  Given the number of staff employed in our finance department it is sometimes not practicable to segregate all duties.

Item 15E.                                             Limitations on the effectiveness of controls

Our management, including our Chief Executive Officer and Chief Financial Officer, does not expect that our disclosure controls and procedures or our internal control over financial reporting will assure that all appropriate information will, in fact, be communicated to management to allow timely decisions to be made or prevent all error and fraud.  A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.  Additionally, the design of a control system must reflect the fact that there are resource constraints, and the benefit of controls must be considered relative to their costs.  Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the company have been detected or that our control system will operate effectively under all circumstances.  Moreover, the design of any system of controls is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.

Item 16A.                                           Audit Committee Financial Expert

Our Board of Directors has determined that Mr. Robert John Edge, a member of its Board of Directors and a member of its Audit Committee, is an audit committee financial expert within the meaning of the Sarbanes-Oxley and related regulations.

Item 16B.                                           Code Of Ethics

We have adopted a Code of Ethics (styled Code of Conduct) that applies to all of our Directors employees, including our principal executive officer, principal financial officer, principal accounting officer or controller.  The Code can be downloaded at our website (www.gtg.com.au).  Additionally, any person, upon request, can ask for a hard copy or electronic file of such Code.  If we make any substantive amendment to the Code of Ethics or grant any waivers, including any implicit waiver, from a provision of the Code of Ethics, we will disclose the nature of such amendment or waiver on our website.  During the year ended June 30, 2005, no such amendment was made or waiver granted.  Our Board of Directors is responsible for the corporate governance of the consolidated entity and guides and monitors the business and affairs of Genetic Technologies Limited on behalf of the shareholders by whom they are elected and to whom they are accountable.  We are required to publish a Corporate Governance Statement annually that accords with the introduction last year of the Australian Stock Exchange Corporate Governance Council’s (the “Council’s”) “Principles of Good Corporate Governance and Best Practice Recommendations”.  In accordance with the Council’s recommendations, the Corporate Governance Statement must now contain certain specific information and must disclose the extent to which we have followed the guidelines during the period.  Where a recommendation has not been followed, that fact must be disclosed, together with the reasons for the departure.  The Company’s Corporate Governance Statement is now structured with reference to the Corporate Governance Council’s principles and recommendations.  Below is an extract from the Company’s most recent Corporate Governance Statement:

Corporate Governance is the system by which companies are controlled, and governance policies need to fit the circumstances of the company.  Genetic Technologies Limited is moving rapidly from being an entrepreneurial start-up company towards being an established and profitable entity in which the governance system fully reflects the Principles and Recommendations of the ASX Corporate Governance Council.  During the 2005 financial year, an Executive Director retired and two independent Non-Executive Directors, John Dawkins AO and Henry Bosch AO, were appointed.  All members of the Audit Committee are now independent.  A new Chief Financial Officer and Company Secretary, Tom Howitt, has been appointed and is located in Melbourne so that the finance and secretarial functions are now located with the Company’s main operations.

The Board of Directors has adopted a number of policies and procedures which comply fully with the relevant Principles and the 28 Recommendations of the ASX Corporate Governance Council and is in the process of developing others.  Work is continuing on other areas of the Company’s governance structure.

The principal innovations made during the 2005 financial year are the establishment or adoption of:

•                  an Audit Committee, comprised of three independent Directors;

•                  a Nomination and Remuneration Committee, chaired by an independent Director;

•                  a Board Charter which defines the role of the Board and that of management;

•                  a Board Protocol which clarifies the responsibilities of Directors and the Company’s expectations of them;

•                  a Securities Trading Policy;

•                  a Continuous Disclosure Policy;

•                  a Shareholder Communications Policy; and

•                  a Code of Conduct.

The Board considers that, with the exception of the following, it complies with the relevant Principles and Recommendations of the ASX Corporate Governance Council.  The Company does not as yet meet ASX Recommendation 2.1, in that only three of the six Directors are independent; or Recommendations 2.2 and 2.3, in that the Chairman, Dr. Mervyn Jacobson, also serves as the Chief Executive Officer. Dr. Jacobson is one of the founders of the original company, GeneType AG, and the Board considers his position appropriate at the present stage of the Company’s development. In addition, the Company does not as yet meet Recommendation 8.1, in that systems of performance evaluation have not been fully developed. Further consideration will be given to satisfying these ASX Recommendations as the Company grows.

Item 16C.                                           Principal Accountant Fees And Services

The following table sets forth the fees billed to us by our Independent Registered Public Accounting Firm, Ernst & Young, during the fiscal years ended June 30, 2005 and 2004, respectively:

	2005 (in US$)	2004 (in US$)
Audit fees	322,849	153,338
Audit-related services	—	—
Tax fees	61,042	24,962
Other services	—	—

Total	383,891	178,300

The significant increase in audit fees during the 2005 financial year was largely attributable to additional services provided by Ernst & Young in connection with the preparation of the Company’s Registration Statement on Form 20-F that was submitted as part of the Level II listing of its ADRs on NASDAQ.

Audit fees in the above table are the aggregate fees billed by Ernst & Young in connection with the audit of our annual financial statements and review of our semi-annual financial information.

Audit Committee Pre-Approval Policies and Procedures

Our Board of Directors has established pre-approval and procedures for the engagement of its Independent Registered Public Accounting Firm for audit and non-audit services.

The Board of Directors reviews the scope of the services to be provided, before their commencement, in order to ensure that there are no independence issues and the services are not prohibited services, as defined by Sarbanes-Oxley Act of 2002.

Item 16D.                                           Exemptions From The Listing Standards For Audit Committees

Not applicable.

Item 16E.                                             Purchases Of Equity Securities By The Issuer And Affiliated Purchasers

Not applicable.

PART III

Item 17.                                                    Financial Statements

The Company has responded to Item 18 in lieu of responding to this Item.

Item 18.                                                    Financial Statements

GENETIC TECHNOLOGIES LIMITED

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Genetic Technologies Limited - Report of Independent Registered Public Accounting Firm.	F1

Genetic Technologies Limited - Consolidated Balance Sheets for the years ended June 30, 2005 and 2004.	F2

Genetic Technologies Limited - Consolidated Statements of Operations for the years ended June 30, 2005, 2004 and 2003.	F3

Genetic Technologies Limited - Consolidated Statements of Changes in Shareholders’ Equity for the years ended June 30, 2005, 2004 and 2003.	F4

Genetic Technologies Limited - Consolidated Statements of Cash Flows for the years ended June 30, 2005, 2004 and 2003.	F5

Genetic Technologies Limited - Notes to Consolidated Financial Statements.	F6

Item 19.                                                    Exhibits

The following documents are filed as exhibits to this Annual Report on Form 20-F:

1.1                                 Constitution of the Registrant.

2.1                                 Deposit Agreement, dated as of January 14, 2002, by and among Genetic Technologies Limited, The Bank of New York, as Depositary, and the Owners and Holders of American Depositary Receipts (such agreement is incorporated herein by reference to the Annual Report on Form F-6 relating to the ADSs (File No. 333-14270) filed with the Commission on January 14, 2002).

2.2.                              The total indebtedness authorized under any instrument relating to long term debt of the Company does not exceed 10% of our total consolidated assets.  Any instrument relating to indebtedness will be supplied to the Commission upon its request.

4.1                                 Consulting contract with Dr. Stephen Kent for Technical Review Committee for ImmunAid Pty. Limited, dated September 14, 2001.+

4.2                                 Staff Share Plan 2001 dated November 30, 2001. +

4.3                                 License agreement with an effective date of 7 March 2003 between Genetic Technologies Limited and Pyrosequencing AB. +

4.4                                 Research license dated as of July 22, 2003 between Genetic Technologies Limited and University of Sydney, and Agreement to Assign Intellectual Property dated September 4, 2003. +

4.5                                 License agreement dated as of August 1, 2003 between Genetic Technologies Limited and Quest Diagnostics Inc. +

4.6                                 License Agreement dated as of December 31, 2003 between Genetic Technologies Limited and TM Bioscience Corporation. +

4.7                                 License Agreement dated as of February 5, 2004 between Genetic Technologies Limited and Laboratory Corporation of America Holdings.* ++

4.8                                 Settlement and License Agreement dated as of June 15, 2004 between Genetic Technologies Limited and C.Y. O’Connor ERADE Village Foundation (incorporating the Immunogenetics Research Foundation and the Institute of Molecular Genetics and Immunology Incorporated). +

4.9                                 Sponsored Research Agreement dated as of June 15, 2004 between Genetic Technologies Limited and the C.Y.  O’Connor ERADE Village Foundation. +

4.10                           IP Sale and Royalty Agreement dated as of June 15, 2004 between Genetic Technologies Limited and C.Y.  O’Connor ERADE Village Foundation. +

4.11                           License Agreement dated as of September 17, 2004 between the Company and Genzyme Corporation.* ++

4.12                           License Agreement dated as of September 17, 2004 between the Company and MetaMorphix, Inc. +

4.13                           License Agreement dated as of September 27, 2004 among the Company, MetaMorphix, Inc. and MMI Genomics, Inc. +

12.01                     Certification by the Company’s Chief Executive Officer required by Item 15.

12.02                     Certification by the Company’s Chief Financial Officer required by Item 15.

13.01                     Certification pursuant to 18 U.S.C. Section 1350.

13.02                     Certification pursuant to 18 U.S.C. Section 1350.

*  Certain provisions of this exhibit have been omitted and filed separately with the Commission pursuant to an application for confidential treatment under Rule 24b-2 promulgated under the Securities Exchange Act of 1934, as amended.

+  Previously filed with the Company’s Registration Statement on Form 20-F (File No. 0-51504), filed with the Commission on August 19, 2005 and incorporated herein by reference.

++ Previously filed with Amendment No. 1 to the Company’s Registration Statement on Form 20-F (File No. 0-51504), filed with the Commission on August 29, 2005 and incorporated herein by reference.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

GENETIC TECHNOLOGIES LIMITED

Dated: December 30, 2005	By:	/s/ Mervyn Jacobson
Name: Dr. Mervyn Jacobson
Title:Chief Executive Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Genetic Technologies Limited

We have audited the accompanying consolidated balance sheets of Genetic Technologies Limited (“the Company”) as of June 30, 2005 and 2004, and the related consolidated statements of operations, changes in shareholders’ equity, and cash flows for each of the three years in the period ended June 30, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Genetic Technologies Limited at June 30, 2005 and 2004, and the consolidated results of their operations and their cash flows for each of the three years in the period ended June 30, 2005, in conformity with U.S. generally accepted accounting principles.

/s/ ERNST & YOUNG

Sydney, New South Wales, Australia
September 29, 2005

F1

GENETIC TECHNOLOGIES LIMITED

CONSOLIDATED BALANCE SHEETS

(U.S. DOLLARS)

		June 30,
	Note	2005	2004
Assets
Current assets
Cash and cash equivalents		$13,464,416	$7,899,760
Trade accounts receivable		382,258	243,531
GST receivable		54,161	869,000
Sundry debtors and prepaids		471,490	24,684
Restricted security deposits		630,050	26,873
Total current assets		$15,002,375	$9,063,848

Non-current assets
Cost-method investments *	4	$500,010	$504,509
Property, plant and equipment, net of accumulated depreciation of $1,479,791 (2004: $826,229)	5	1,985,302	1,287,225
Sundry debtors and prepaids		63,865	—
Patents, net	6	4,415,266	4,481,143
Goodwill, net	8	346,983	316,648
Total non-current assets		$7,311,426	$6,589,525
Total assets		$22,313,801	$15,653,373

Liabilities and shareholders’ equity
Current liabilities
Trade accounts payable		$2,288,975	$1,401,102
GST relating to acquisition		—	869,000
Provision for tax	9	491,986	277,991
Provision for employee entitlements		259,328	222,183
Hire purchase finance liability	12	331,711	—
Deferred revenue	7	366,790	462,931
Total current liabilities		$3,738,790	$3,233,207

Non-current liabilities
Unsecured loan	10	$533,260	$486,640
Hire purchase finance liability	12	691,700	—
Total non-current liabilities		$1,224,960	$486,640
Total liabilities		$4,963,750	$3,719,847

Commitments and contingencies	12	—	—

Minority interest		$125,336	$82,196

Shareholders’ equity
Common shares, no par value, issued and outstanding – 362,369,899 shares (2004: 296,808,561 shares)	13	$27,575,104	$17,291,502
Accumulated deficit		(12,982,113)	(7,239,164)
Accumulated other comprehensive income		2,631,724	1,798,992
Total shareholders’ equity		$17,224,715	$11,851,330
Total liabilities and shareholders’ equity		$22,313,801	$15,653,373

*            Includes shares in XY, Inc. (a director related company) carried at cost of $301,890 (2005) and $304,607 (2004).

See accompanying notes to financial statements.

F2

GENETIC TECHNOLOGIES LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S. DOLLARS)

		Year ended June 30,
	Note	2005	2004	2003
Revenues
License revenues		$4,970,007	$507,910	$2,615,544
Service testing revenues		1,809,301	1,969,963	1,727,617
Grant income		437,278	154,702	50,244
Other income		3,469	12,427	10,722
Total revenues		$7,220,055	$2,645,002	$4,404,127
Total operating income		$7,220,055	$2,645,002	$4,404,127

Operating expenses
Service testing expenses		$3,518,398	$2,229,307	$1,820,490
Research and development *, including stock compensation expense of $nil (2005) and $52,077 (2004)		1,826,984	1,659,914	512,345
Patent and license fees		4,591,710	763,739	428,335
Sales and marketing		537,039	960,619	661,211
General and administrative #, including stock compensation expense of $nil (2005) and $10,827 (2004)		2,668,002	2,383,879	1,182,856
Total operating expenses		$13,142,133	$7,997,458	$4,605,237
Loss from operations		$(5,922,078)	$(5,352,456)	$(201,110)

Other income (expenses)
Interest income		$484,286	$352,605	$68,387
Net profit (loss) on sale of assets		97,809	406,224	(100,191)
Net foreign exchange losses		(140,861)	(171,960)	(558,292)
Interest expense		(31,750)	—	(5,979)
Total other income (expenses)		$409,484	$586,869	$(596,075)
Net loss before income taxes		$(5,512,594)	$(4,765,587)	$(797,185)
Income taxes	9	(195,339)	(27,579)	(167,412)
Net loss before minority interest		$(5,707,933)	$(4,793,166)	$(964,597)
Minority interest		(35,016)	(23,560)	4,202
Net loss		$(5,742,949)	$(4,816,726)	$(960,395)

Net loss per common share (basic and diluted)		$(0.02)	$(0.02)	$(0.00)

Weighted average shares outstanding (basic and diluted)		315,264,068	277,806,689	261,541,405

*            Includes rent expense of $318,044 (2005), $315,662 (2004) and $239,145 (2003) paid to a company associated with Dr. Mervyn Jacobson, the Company’s Chief Executive Officer.  Total rental recoveries received by the Company from director related entities amounted to $46,053 (2005), $56,271 (2004) and $30,993 (2003).

#            Includes management fees of $27,231 (2005), $25,675 (2004) and $31,574 (2003) paid to a company associated with Mr. Fred Bart, a Director of the Company; and management fees of $nil (2005), $82,589 (2004) and $34,358 (2003) paid to a company associated with Mr. Russell Granzow, a former director of the Company.

See accompanying notes to financial statements.

F3

GENETIC TECHNOLOGIES LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(U.S. DOLLARS)

	Note	Number of Common Shares	Paid in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income	Totals
Balance - July 1, 2002		261,328,474	$5,470,407	$(1,462,043)	$112,581	$4,120,945
Issuance of shares at 22 cents each in respect of business acquisition		121,951	27,165	—	—	27,165
Issuance of shares at 25 cents each to acquire investments		700,000	171,676	—	—	171,676
Issuance of common shares at 13 cents each on exercise of stock options	14	84,000	10,939	—	—	10,939
Stock options issued as compensation		—	35,254	—	—	35,254
Other comprehensive income (loss), net of tax of $nil:
Foreign Currency Translation adjustment		—	—	—	798,726	798,726
Net loss		—	—	(960,395)	—	(960,395)
Comprehensive loss						(161,669)

Balance - June 30, 2003		262,234,425	$5,715,441	$(2,422,438)	$911,307	$4,204,310

Issuance of shares at 48 cents each as part of capital raising		13,333,333	6,395,000	—	—	6,395,000
Less associated transaction costs		—	(223,825)	—	—	(223,825)
Issuance of common shares at 13 cents on exercise of Vendor options	14	3,336,636	440,190	—	—	440,190
Issuance of common shares at 27 cents to acquire patents		16,666,667	4,524,000	—	—	4,524,000
Issuance of common shares at 30 cents on exercise of Director options	14	1,000,000	295,560	—	—	295,560
Issuance of common shares at 32 cents on exercise of Staff options	14	112,500	36,032	—	—	36,032
Issuance of common shares at 37 cents on exercise of Staff options	14	125,000	46,200	—	—	46,200
Stock options issued as compensation		—	62,904	—	—	62,904
Other comprehensive income (loss), net of tax of $nil:
Foreign Currency Translation adjustment		—	—	—	887,685	887,685
Net loss		—	—	(4,816,726)	—	(4,816,726)
Comprehensive loss						(3,929,041)

Balance - June 30, 2004		296,808,561	$17,291,502	$(7,239,164)	$1,798,992	$11,851,330

Issuance of common shares at 16 cents on exercise of Vendor options	14	65,418,838	10,228,372	—	—	10,228,372
Issuance of common shares at 40 cents on exercise of Staff options	14	75,000	29,959	—	—	29,959
Issuance of common shares at 37 cents on exercise of Staff options	14	67,500	25,271	—	—	25,271
Stock options issued as compensation		—	—	—	—	—
Other comprehensive income (loss), net of tax of $nil:
Foreign Currency Translation adjustment		—	—	—	832,732	832,732
Net loss		—	—	(5,742,949)	—	(5,742,949)
Comprehensive loss						(4,910,217)

Balance - June 30, 2005		362,369,899	$27,575,104	$(12,982,113)	$2,631,724	$17,224,715

F4

GENETIC TECHNOLOGIES LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. DOLLARS)

	Year ended June 30,
	2005	2004	2003
Operating activities
Net loss	$(5,742,949)	$(4,816,726)	$(960,395)
Depreciation	550,477	399,542	79,855
Amortization of patents	491,669	38,632	—
Amortization of leased assets	96,684	—	—
Net loss (gain) from sale of assets	(97,809)	(406,224)	14,570
Proceeds from sale of assets	—	593,647	288,026
Stock-based compensation	—	62,904	35,254
Net foreign exchange losses	(45,565)	34,141	459,221
Net write-down of cost-method investments	—	—	85,621
Equipment received as part of license fees	—	—	(440,727)
Marketable securities received as part of license fees	—	—	(205,037)
Loss on disposal of laboratory equipment	—	—	42,864
Minority interest	35,016	23,560	(4,202)

Net change in operating assets and liabilities
Receivables	(138,727)	(960,727)	(98,645)
Sundry debtors	(564,832)	(20,797)	5,758
Restricted security deposits	(603,177)	6,494	—
Payables	887,873	1,340,951	207,071
Provisions	211,084	80,015	213,194
Deferred revenue	(96,141)	462,931	—
Net cash used in operating activities	$(5,016,397)	$(3,161,657)	$(277,572)

Investing activities
Payment for plant and equipment	$(467,689)	$(640,737)	$(117,428)
Proceeds from the sale of plant and equipment	448,413	—	—
Payment for acquisition of business	—	—	(56,140)

Net cash used in investing activities	$(19,276)	$(640,737)	$(173,568)

Financing activities
Proceeds from stock options exercised	$10,283,602	$817,982	$10,939
Repayment of hire purchase principal	(215,676)	—	—
Proceeds from issuance of common shares	—	6,400,200	—
Share issue costs	—	(223,825)	—

Net cash provided by financing activities	$10,067,926	$6,994,357	$10,939

Net change before exchange rate changes	$5,032,253	$3,191,963	$(440,201)
Effect of exchange rate changes on cash	532,403	798,595	329,611

Net change in cash and cash equivalents	$5,564,656	$3,990,558	$(110,590)
Cash and cash equivalents, beginning of year	7,899,760	3,909,202	4,019,792

Cash and cash equivalents, end of year	$13,464,416	$7,899,760	$3,909,202

Supplemental disclosure of cashflow information
Cash paid for interest	$31,750	$—	$5,979

Refer Note 17 for non-cash investing and financing transactions.

See accompanying notes to financial statements.

F5

GENETIC TECHNOLOGIES LIMITED

1.             The Company and its operations

Organization and nature of operations

GeneType AG (“GeneType”) was incorporated in Switzerland on February 13, 1989 as an enterprise engaged in research and development in the area of genetics and the licensing of its patented genetic technologies.  In August 2000, an Australian company, Duketon Goldfields Ltd. (“Duketon”), acquired GeneType as a wholly owned subsidiary.  Under accounting principles generally accepted in the United States of America (“US GAAP”), the company whose former shareholders retain the majority of the voting rights in the combined business must be treated as the acquirer for accounting purposes.  Accordingly, this transaction was accounted for as a reverse acquisition for financial reporting purposes, with GeneType identified as the accounting acquirer.

Concurrent with the reverse acquisition, the combined company changed its name to Genetic Technologies Limited (“Genetic Technologies” or the “Company”).  Since the reverse acquisition, the Company has focused primarily on biotechnology, particularly in the area of genetics.

The Company is a public company incorporated in Australia and listed on the Australian Stock Exchange (ASX).  On September 2, 2005, the Company also completed a Level II listing of its American Depositary Receipts (ADRs) on the NASDAQ National Market (NASDAQ).  It operates in Australia, Canada and Europe and owns patents in the areas of human, animal and plant genetic diagnostics and genomics.  The Company is pursuing commercial opportunities in three main areas of activity:

(i)                                     licensing of its non-coding patents globally;

(ii)                                  expanding its genetic service-testing business throughout the Asia-Pacific Region; and

(iii)                               supporting certain research projects in various fields of biotechnology, particularly genetics and genomics.

The Company generates revenue from two principal sources: firstly, by entering into licensing agreements with companies wishing to use Genetic Technologies’ intellectual property relating to non-coding DNA; and secondly, from the provision of a wide range of genetic tests on a fee-for-service basis.  In addition, the Company performs research in other areas relating to genetics and genomics and receives funds from grants made by the private and government sectors.

Registered Office and Principal Place of Business

60-66 Hanover Street

Fitzroy  Victoria  3065

Australia

2.                                      Basis of presentation and summary of significant accounting policies

Basis of presentation

The Company’s principal activities include the licensing of its patented genetic technologies, the provision of genetic tests and the conducting of various research and developments projects in the fields of genetics and genomics.  Revenues are principally generated from license fees and genetic testing.  The consolidated financial statements are presented in United States dollars and have been prepared in accordance with US GAAP.

Principles of consolidation

The accompanying consolidated financial statements include the accounts of Genetic Technologies and its subsidiaries (collectively referred to as the “Company”), all of which are majority owned and controlled by Genetic Technologies.  All significant intercompany balances and transactions have been eliminated on consolidation.  The consolidated financial statements include information and results of each subsidiary from the date on which the Company obtains control and until such time as the Company ceases to control such entities.

Cash and cash equivalents

Cash and cash equivalents primarily are comprised of cash on deposit and short-term, highly liquid investments with original maturity dates of three months or less.

F6

Foreign currency translation

The accounts of the Company are translated to the reporting currency in accordance with Statement of Financial Accounting Standards (SFAS) No. 52: Foreign Currency Translation.  The Company’s management has elected to present these consolidated financial statements in U.S. dollars (“USD”), the reporting currency.  The Australian dollar (“AUD”) is the functional currency for the Company.  The method of foreign exchange translation adopted for foreign subsidiaries depends on the functional currency of such entities.  In all cases for the Company, the functional currency of foreign, self-sustaining subsidiaries is their foreign currency, being the currency of the primary environment in which they operate.  The financial statements of these entities are translated into AUD and consolidated into the parent company.  The consolidated financial statements are then translated into USD, the reporting currency.  Accordingly;

(i)                           assets and liabilities are translated using the current rate on the balance sheet date;

(ii)                        revenues and expenses are translated at the weighted-average exchange rates prevailing throughout the period; and

(iii)                     equity accounts are translated at historical exchange rates.

(iv)                    Any resulting translation adjustment is presented as a separate component of accumulated other comprehensive income (loss) in the consolidated financial statements and is included in earnings only upon sale or liquidation of the underlying foreign subsidiary or associated company.

Receivables and liabilities denominated in foreign currencies are remeasured at period-end exchange rates.  Gains and losses resulting from foreign currency transactions are reported in the consolidated statements of operations.

The rates used to translate AUD to USD for assets and liabilities were:

June 30,
2005	2004

$0.7618	$0.6952

Revenues and expenses are translated at the average exchange rate during the year.  The rates used to translate revenues and expenses were:

June 30,
2005	2004	2003

$0.7564	$0.7132	$0.5847

Commitments, contingencies and expected future income detailed in the notes have been translated into U.S. currency at the rate of exchange at June 30, 2005 of AUD1.00 = $0.7618.

Accounting estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported results of operations during the reporting period.  In preparing these consolidated financial statements, estimates and assumptions have been made by management concerning the selection of useful lives of property and equipment and goodwill, provisions necessary for trade receivables and contingent liabilities, the carrying value of certain investments, income tax valuation allowances, assumptions relating to the value of stock options, and other similar evaluations.  Actual results may vary from those estimates.

Marketable securities

The Company classifies its marketable securities as trading securities.  The securities consist of equity securities, which are stated at fair value, and unrealized gains or losses on the securities are recorded in the consolidated statement of operations.  Dividends on securities classified as trading are included in dividend income when declared.

Research and development

Research and development costs are charged to expense as incurred.  Such costs include direct salaries, laboratory expenses, contractor fees, rent, utilities, and certain related administrative expenses.

F7

Cost-method investments

Investments in which the Company does not have significant influence or in which the Company holds an ownership interest of less than 20% are recorded using the cost method of accounting.  Such investments are periodically reviewed for impairment, with fair values determined based on the latest round of fund raising.  If a decline in value is judged to be other than temporary, the cost basis of the investment is written down to the recoverable amount.  The resulting realized loss is included in the consolidated statements of operations in the period in which the decline was deemed to be other than temporary.  The fair value of the cost-method investments is not estimated as there are no identified events or changes in circumstances that may have a significant adverse effect on the fair value of the investment and it is not practicable to do so.

Property, plant and equipment

Property, plant and equipment are measured at cost, net of accumulated depreciation.  Expenditures for upgrades, maintenance and repairs are expensed as incurred.  Depreciation is provided, on both straight-line and diminishing value bases, on all property, plant and equipment.  Major depreciation and amortisation periods are:

	2005	2004
Laboratory equipment	3 to 5 years	3 to 5 years
Computer equipment	2 to 5 years	2 to 5 years
Office equipment	2.5 years	2.5 years
Equipment under hire purchase	3 years	3 years
Leasehold improvements	Lease term	Lease term

Goodwill

Goodwill represents the excess of the cost of businesses acquired over the fair value of the identifiable net assets acquired.  Prior to the adoption of SFAS No. 142: Goodwill and Other Intangible Assets (“SFAS 142”), through June 30, 2002, goodwill was amortized on a straight-line basis over a period of between 10 to 20 years.  Subsequent to the adoption of SFAS 142 on July 1, 2002, amortization of goodwill ceased.  Goodwill attributable to purchase business combinations completed subsequent to June 30, 2001 was never amortized pursuant to SFAS No. 142.

The Company tests goodwill for impairment annually and on an interim basis if events or changes in circumstances between annual tests indicate that the asset might be impaired using the two-step process prescribed in SFAS 142.  The first step is a comparison of the fair value of the reporting unit with its carrying amount, including goodwill.  If this step reflects impairment, then the loss is measured as the excess of the recorded goodwill over its implied fair value.  Implied fair value is the excess of the fair value of the reporting unit over the fair value of all identified assets and liabilities.  The Company has not recorded any impairment of goodwill since SFAS 142 was adopted.

Impairment of long-lived assets

Pursuant to guidance established in SFAS No. 144: Accounting for the Impairment or Disposal of Long-Lived Assets the Company evaluates the recoverability of its long-lived assets whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable.  Management considers the carrying value not to be recoverable if it exceeds the future projected cash flows (undiscounted and without interest charges) from the use of the asset and its eventual disposition.  Management also re-evaluates the periods of amortization to determine whether subsequent events and circumstances warrant revised estimates of useful lives.  An impairment loss is recognized when the carrying amount of the asset exceeds its fair value.  The resulting impairment loss is classified as a component of loss from operations.  No impairment losses have been recognized.

Accruals for employee entitlements

The Company accrues compensated absences and related benefits as current charges to earnings when the following criteria are met: (i) the employee’s right to receive compensation for the future absences is attributable to services already performed by the employee; (ii) the employee’s right to receive the compensation for the future absences is vested, or accumulates; (iii) it is probable that the compensation will be paid; and (iv) the amount of compensation is reasonably estimable.

F8

Income taxes

The Company accounts for income taxes under the provisions of SFAS No. 109: Accounting for Income Taxes (“SFAS 109”).  SFAS 109 requires recognition of deferred tax assets and liabilities for the estimated future tax consequences of events attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases as well as operating loss and tax credit carry forwards.  Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the consolidated statement of operations in the period that includes the enactment date.  Valuation allowances are established when it is more likely than not that some or all of the deferred tax assets will not be realized.

Revenue recognition

Revenues are recognized at the fair value of the consideration received net of the amounts of goods and services tax (GST).

Rendering of services

Revenues from the rendering of services are recognized when the provision of these services is completed and the fee for the services provided is recoverable.  Service arrangements are of short duration (in most cases less than three months).

Interest revenue

Interest income is recognized as it accrues.

Research and development grants

The Company receives non-refundable grants that assist the Company to fund specific research and development projects.  These grants generally provide for reimbursement of approved costs incurred as defined in the various agreements.  Government grants are recorded as revenue when key milestones set within each agreement are achieved and accepted by all parties to the grant, no performance obligation remains and collectibility is reasonably assured.  Grant funds received in advance of the Company completing its performance obligations are deferred.  When the Company is required to make cash payments or purchases from the issuer of the grant as a requirement for the grant to be issued, the income is recorded net of the consideration payable by the Company.

Royalties

The Company licenses the use of its patented genetic technologies.  Royalties from these licenses are recognized when earned and no future performance is required by the Company, and collection is reasonably assured.

License fee income

When the Company has no future obligations in relation to its license agreements that do not have fixed terms and renewal options, license fee income is recorded on the execution of a binding agreement, because the Company has no future obligations, income is fixed and determinable, and collection is reasonably assured.  Income under license arrangements with fixed terms and renewal options is deferred and recognized on a straight-line basis over the license period.  The Company has no other arrangements with its licensees to provide services besides the license agreement.  Revenues are recognized at the fair value of the consideration received net of the amounts of goods and services tax (GST).  Any securities received as a component of the upfront license fees are recorded as revenue, based on the market price of the securities at the date of signing the license agreement in the case of listed securities, and the price at which securities were most recently issued by the licensee in the case of unlisted securities.  The Company grants no refunds to its customers.

In 2003, in partial payment for a license fee, the Company received laboratory equipment with a fair value $440,727 and shares of the licensee with a fair value of $205,037.  The fair value of the equipment was determined based on the price charged by the licensee to other purchasers in Australia, being the fair value declared by the licensee for Australian GST purposes when the equipment was imported to Australia.  The fair value of the shares was determined based on the licensee’s sale of shares in a private placement transaction shortly before the license with the Company was executed.

Sales and marketing expenses

Sales and marketing expenses, including advertising expenses, are expensed as incurred.  Total advertising expenses incurred during the years ended June 30, 2005, 2004 and 2003 were $101,522, $405,372 and $262,232, respectively.

F9

Receivables

Trade receivables and other receivables are recorded at amounts due less any estimate for doubtful debts.  Bad debts are charged off directly to accounts receivable.  Amounts are charged off when management has deemed them to be uncollectible.  In determining whether amounts are uncollectible, management considers multiple factors including the aging of the accounts, historical bad debt experience, and the general economic environment.  The Company recorded bad debt expenses of $nil, $28,597 and $nil during the years ended June 30, 2005, 2004 and 2003, respectively.

Stock-based compensation

The Company has elected to account for its stock-based employee compensation plan under the intrinsic value method in accordance with the Accounting Principals Board Opinion No. 25: Accounting for Stock Issued to Employees (“APB 25”) and related interpretations.  The Company has adopted the disclosure-only provisions of FASB Statement No. 123: Accounting for Stock-Based Compensation (“SFAS 123”) as amended by FASB Statement No. 148: Accounting for Stock Based Compensation – Transition and Disclosure (“SFAS 148”).

In accordance with APB 25, for options granted to employees, the Company records and amortizes, over the related vesting periods, deferred compensation representing the difference between the exercise price of stock options granted and the intrinsic value of the Company’s common shares on the measurement date.  Options granted to consultants and other non-employees are accounted for in accordance with Emerging Issues Task Force Consensus No. 96-18: Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or In Conjunction with Selling, Goods or Services, and valued using the Black-Scholes option valuation model.  In circumstances in which the Company’s shares are issued in exchange for services, compensation is recorded based on the fair value of the shares at the date of measurement, as determined by reference to quoted market price.

Pro forma information regarding net loss is required by SFAS 123, as amended by SFAS 148, and has been determined as if the Company had accounted for its employee stock options under the fair value method of SFAS 123 as of its effective date.  The fair value of the options issued to employees was estimated at the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	June 30,
	2005	2004	2003
Risk Free Interest Rate	5.21%	5.80%	5.09%
Expected Dividend Yield	—	—	—
Expected Volatility	0.55	0.89	0.63
Expected Lives (years)	5.0	6.0	3.8

Had the Company elected to adopt the fair value recognition provisions of SFAS 123, pro forma net loss would be as follows:

	Year ended June 30,
	2005	2004	2003
Net loss as reported	$(5,742,949)	$(4,816,726)	$(960,395)
Employee stock-based compensation, net of taxes, as calculated under APB 25 included in net loss as reported	591	976	692
Employee stock-based compensation, net of taxes, as calculated under SFAS 123	(606,418)	(532,408)	(366,658)
Pro forma net loss	$(6,348,776)	$(5,348,158)	$(1,326,361)

Net loss per common share (basic and diluted) as reported	$(0.02)	$(0.02)	$(0.00)

Pro forma net loss per common share (basic and diluted) as reported	$(0.02)	$(0.02)	$(0.01)

Refer to Note 14 for further details regarding the Company’s stock options plans.

F10

Patents

External costs incurred in filing, defending and protecting patent applications for which no future benefit is reasonably assured are expensed as patent fees as incurred.  As of June 30, 2005 and 2004, none of these external costs have been capitalized.  Acquired patents for which a future benefit is reasonably assured, are capitalized and amortized over their useful life, being 10 years.

Goods and services tax

Revenues, expenses and assets are recognized net of the amount of goods and services tax (“GST”), except where the amount of GST incurred is not recoverable from the Australian Taxation Office (“ATO”).  In these circumstances, the GST is recognized as part of the cost of acquisition of the asset or as part of an item of revenue or expense.  Receivables and payables are stated with the amount of GST included.  The net amount of GST recoverable from, or payable to, the ATO is included as a current asset or a liability in the consolidated balance sheet.

Net loss per share

Basic net loss per common share is calculated by dividing net loss by the weighted-average number of common shares outstanding during the period.  The computation of diluted net loss per share reflects the potential dilution that could occur if dilutive securities and other contracts to issue common shares were exercised or converted into common shares or resulted in the issue of common shares that then shared in the net loss of the Company.

All of the common shares for which the options were exercisable were excluded from the computation of diluted loss per share because their inclusion would have had an antidilutive effect on loss per share in all periods.

Comprehensive loss

SFAS No. 130: Reporting Comprehensive Income establishes standards for reporting and display of comprehensive income and its components in financial statements.  It requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements.  For the Company, comprehensive loss consists of net loss and foreign currency translation adjustments, and is presented in the consolidated statements of changes in shareholders’ equity.

Variable interest entities

In January 2003, the FASB issued Interpretation No. 46: Consolidation of Variable Interest Entities (“FIN 46”), which addresses the consolidation of business enterprises (variable interest entities) to which the usual condition of consolidation, a controlling financial interest, does not apply.  FIN 46 requires an entity to assess its business relationships to determine if they are variable interest entities.  As defined in FIN 46, variable interests are contractual, ownership or other interests in an entity that change with changes in the entity’s net asset value.  Variable interests in an entity may arise from financial instruments, service contracts, guarantees, leases or other arrangements with the variable interest entity.  An entity that will absorb a majority of the variable interest entity’s expected losses or expected residual returns, as defined in FIN 46, is considered the primary beneficiary of the variable interest entity.  The primary beneficiary must include the variable interest entity’s assets, liabilities and results of operations in its consolidated financial statements.  FIN 46 was immediately effective for all variable interest entities created after January 31, 2003.  For variable interest entities created prior to this date, the provisions of FIN 46 were originally required to be applied no later than the Company’s first quarter of Fiscal 2004.  In December 2003, the FASB issued FASB Staff Position (FSP) FIN 46-6, Effective Date of FASB Interpretation No. 46: Consolidation of Variable Interest Entities.  The FSP provided a limited deferral (until the end of the Company’s second quarter of 2004) of the effective date of FIN 46 for certain interests of a public entity in a variable interest entity or a potential variable interest entity.  The Company adopted FIN 46 for the year ended June 30, 2003.

During 2002, the Company formed an incorporated joint venture with Agriculture Victoria Services Pty. Ltd. (“AVS”) for the purpose of using ultra-high throughput genomic technologies to facilitate breeding programs in both the plant and animal agricultural industries.  The Company owns 50.1% of the shares in the joint venture company AgGenomics Pty. Ltd. (“AgGenomics”).  Under the terms of the agreement, the Company is required to provide working capital to AgGenomics to help fund AgGenomics’ operations.  At June 30, 2005 and 2004, AgGenomics has outstanding loans payable to the Company in the amount of $364,642 and $322,335, respectively.  AgGenomics has no other outstanding debt.  The Company also receives a management fee for various services provided to AgGenomics.  AVS is not required to provide funding in addition to its capital contribution of $28.  The Company is the primary beneficiary of AgGenomics and, accordingly consolidates AgGenomics in the accompanying financial statements.

F11

Tax consolidation system

Legislation to allow groups, comprising a parent entity and its Australian resident wholly owned entities, to elect to consolidate and be treated as a single entity for income tax purposes, was substantively enacted on October 21, 2002.  The legislation, which includes both mandatory and elective elements, is applicable to the Company.  Effective July 1, 2003, for the purposes of income tax, Genetic Technologies and its wholly owned subsidiaries have formed a tax consolidation group.  Members of the group propose to enter into a tax sharing arrangement in order to allocate income tax expense to the wholly owned Australian subsidiaries on a pro-rata basis when they lodge the income tax return.  In addition, the agreement will provide for the allocation of income tax liabilities between the entities should the Company default on its tax payment obligations.

Finance leases and hire purchase agreements

Leases and hire purchase agreements which effectively transfer substantially all of the risks and benefits incidental to ownership of the leased item to the group are capitalise at the present value of the minimum lease payments and disclosed as laboratory equipment.  A lease or hire purchase liability of equal value is also recognised.  Capitalized lease and hire purchase assets are amortized over the shorter of the estimated useful life of the assets and the term of the respective agreement.  Minimum lease or hire purchase payments are allocated between interest expense and reduction of the lease or hire purchase liability, with the interest expense calculated using the interest rate implicit in the lease and recognised directly in net profit.  The cost of improvements to or on leasehold property is capitalized, disclosed as leasehold improvements, and amortized over the unexpired period of the lease or the estimated useful lives of the improvements, whichever is the shorter.

Restricted security deposits

Restricted security deposits include cash deposits held as security for the Company’s hire purchase agreements and as performance bonds in respect of its passive interest in a mining joint venture.

Operating leases

The Company has operating leases in respect of business premises.  The minimum lease payments of operating leases, where the lessor effectively retains substantially all of the risks and benefits of ownership of the leased item, are recognised as an expense.

Recent pronouncements

Share-Based Payments

In December 2004, the FASB issued SFAS No. 123 (Revised 2004): Share-Based Payments (SFAS 123-R), which replaces the existing SFAS 123 and supersedes APB 25.  SFAS 123-R requires companies to measure and record compensation expense for stock options and other share-based payments based on the instruments’ fair value.  SFAS 123-R is effective for interim and annual reporting periods beginning after June 15, 2005.  The Company will adopt SFAS 123-R on July 1, 2005 by using the modified prospective approach, which requires recognizing an expense for options granted prior to the adoption date equal to the fair value of the unvested amounts over their remaining vesting period.  The portion of these options’ fair value attributable to vested awards prior to the adoption of SFAS 123-R is never recognized.  For unvested stock-based awards granted before January 1, 2003 (“APB 25 awards”), the Company will expense the fair value of the awards as at the grant date over the remaining vesting period.  The Company expects that there will be a negative impact from recognizing the stock compensation expense for the unvested APB 25 awards under the new standard.  The Company continues to evaluate other aspects of adopting SFAS 123-R.

Exchanges of Nonmonetary Assets

In December 2004, the FASB issued SFAS 153, Exchanges of Nonmonetary Assets which is applicable for periods beginning after June 15, 2005.  SFAS 153 requires entities to measure exchanges of monetary assets based on the fair values of the assets exchanged.  Currently, where applicable, for the purposes of presenting financial information in the Company’s US GAAP accounts, the Company has adopted US Accounting Principles Board Opinion No. 29 Accounting for Nonmonetary Transactions, which required that the accounting for an exchange of a productive asset for a similar productive asset should be based on the recorded amount of the asset relinquished.  The Company will apply the new rules on accounting for exchanges of nonmonetary assets from July 1, 2005 for presenting information in its US GAAP accounts.  The Company is currently evaluating the impact of applying SFAS 153.

F12

3.             Marketable securities

	June 30,
	2005	2004
Cost	$—	$—
Gross unrealised gains	—	—
Foreign currency translation	—	—
Fair value	$—	$—
Net realised gains	$—	$406,224
Net gains (losses) on marketable securities	$—	$406,224

4.             Cost-method investments

On December 13, 2001, the Company acquired 12,689 common shares, or approximately 1% of the outstanding share capital, of XY, Inc., an unlisted company based in Fort Collins, Colorado.  This acquisition was financed by the issuance of 507,560 common shares of the Company valued at $138,407.  On May 12, 2003, the Company increased its holding in XY, Inc. by acquiring 17,500 common shares through the issuance of 700,000 common shares of the Company, valued at $171,676. The CEO and Chairman of XY, Inc. is also the CEO of the Company.  As at June 30, 2005 and 2004, the Company owned a total of 30,189 common shares in XY, Inc. (representing approximately 0.42% and 0.42% of the issued common shares of XY, Inc., respectively), valued at $301,890 (2004: $304,607).

In September 2002, the Company issued a limited license to Perlegen Sciences, Inc. (“Perlegen”), at which time Perlegen paid $860,000 in up-front fees for the license.  These fees were satisfied by the payment of cash and the issuance of 127,000 Series B shares, giving the Company an insignificant share holding in Perlegen.  As at June 30, 2005 and 2004, the Company owned a total of 127,000 Series B shares in Perlegen, valued at $198,120 (2004: $199,902).

5.             Property, plant and equipment

Property, plant and equipment consists of the following:

	June 30,
	2005	2004
Laboratory equipment, at cost	$1,787,858	$1,779,674
Accumulated amortization	(1,095,260)	(663,275)

Net laboratory equipment	$692,598	$1,116,399

Computer equipment, at cost	$396,509	$246,864
Accumulated amortization	(194,209)	(117,813)

Net computer equipment	$202,300	$129,051

Office equipment, at cost	$80,697	$77,947
Accumulated amortization	(49,292)	(44,119)

Net office equipment	$31,405	$33,828

Laboratory equipment under hire purchase, at cost	$1,151,151	$—
Accumulated amortization	(136,590)	—

Net laboratory equipment under hire purchase	$1,014,561	$—

Leasehold improvements, at cost	$48,877	$8,969
Accumulated amortization	(4,439)	(1,022)

Net leasehold improvements	$44,438	$7,947

Total net property, plant and equipment	$1,985,302	$1,287,225

F13

6.             Patents, net

On June 15, 2004, Genetic Technologies acquired a suite of intellectual property from the C.Y. O’Connor ERADE Village Foundation (“CYO”) in Perth, Western Australia.  Consideration for the acquisition was satisfied via the issue by the Company of 16,666,667 common shares with a market value of $0.27 (AUD0.39) each on the date of issue, or $4,524,000 (AUD6,500,000) in total.  As part of the acquisition, GST of $869,000 was payable to CYO by the Company as of June 30, 2004.  In turn, a receivable for the same amount was due from the Australian Taxation Office.

Patents consist of the following:

	June 30,
	2005	2004
Patents	$4,951,700	$4,518,800
Accumulated amortization	(536,434)	(37,657)
Patents, net	$4,415,266	$4,481,143

Patents are reported entirely by the Australian segment of the Company.  The change in the carrying value of patents is represented by:

	June 30,
	2005	2004
Patents, opening cost	$4,518,800	$—
Purchases	—	4,518,800
Foreign currency exchange fluctuations	432,900	—

Patents, closing cost	$4,951,700	$4,518,800

Accumulated amortization, opening	$37,657	$—
Amortization expense	491,669	38,632
Foreign currency exchange fluctuations	7,108	(975)

Accumulated amortization, closing	$536,434	$37,657

Below is a schedule of estimated aggregate amortization expense for patents for the nine succeeding years, as at June 30, 2005:

Year ending June 30,
2006	$492,836
2007	$492,836
2008	$492,836
2009	$492,836
2010	$492,836
2011	$492,836
2012	$492,836
2013	$492,836
2014	$472,578
Total estimated amortization	$4,415,266

7.             Deferred revenue

	June 30,
	2005	2004
Opening balance	$462,931	$—
Add: cash receipts from customers	326,361	474,917
Less: amount of revenue recognized in earnings	(439,779)	—
Add: foreign exchange movements	17,277	(11,986)
Closing balance	$366,790	$462,391

F14

8.             Goodwill, net

Goodwill consists of the following:

	June 30,
	2005	2004
Goodwill	$364,150	$332,314
Accumulated amortization	(17,166)	(15,666)
Goodwill, net	$346,983	$316,648

Goodwill is reported entirely by the Australian segment of the Company.  The change in the carrying value of goodwill is represented by:

	June 30,
	2005	2004
Goodwill, opening cost	$332,314	$320,603
Purchases	—	—
Foreign currency exchange fluctuations	31,836	11,711
Goodwill, closing cost	$364,150	$332,314

Accumulated amortization, opening	$15,666	$15,114
Amortization expense	—	—
Foreign currency exchange fluctuations	1,500	552
Accumulated amortization, closing	$17,166	$15,666

9.             Income taxes

Loss before income taxes for the years ended June 30, 2005, 2004 and 2003 was realized in the following jurisdictions:

	Year ended June 30,
	2005	2004	2003
Australia	$(5,477,481)	$(4,668,845)	$(474,341)
Switzerland	(16,902)	(181,292)	(301,405)
Canada	(18,211)	84,550	(21,439)
Loss before income taxes	$(5,512,594)	$(4,765,587)	$(797,185)

Significant components of the Company’s deferred income tax assets at June 30, 2005, 2004 and 2003 are as follows:

	Year ended June 30,
	2005	2004	2003
Deferred tax asset
Temporary differences
Patents	$892,823	$927,409	$997,959
Foreign withholding taxes	491,986	277,991	250,412
Employee provisions and other	188,657	96,725	79,265
Net operating loss carry forward	4,643,253	5,399,517	3,637,387
Total deferred tax asset	$6,216,719	$6,701,642	$4,965,023
Impact of valuation allowance	(6,216,719)	(6,701,642)	(4,965,023)
Net	$—	$—	$—

F15

Impact of foreign currency movement in gross deferred tax assets relating to tax losses:

	Year ended June 30,
	2005	2004	2003
Deferred tax asset relating to tax losses
Tax losses brought forward from prior year	$5,399,517	$3,637,387	$2,859,524
Current year tax losses	1,879,394	1,451,205	1,529
Tax losses lost	(2,265,920)	—	—
Effect of foreign currency translations	(369,738)	310,925	776,334
Total gross deferred tax asset relating to tax losses	$4,643,253	$5,399,517	$3,637,387

The Company, based upon its history of losses, location of losses and management’s assessment of when operations are anticipated to generate taxable income, has concluded that it is unable to determine whether or not the deferred tax asset will be realized through future taxable earnings and has therefore established a valuation allowance for the full amount.

The following table reconciles the income tax provision at the Australian statutory rate to that in the financial statements:

	Year ended June 30,
	2005	2004	2003
Loss before income taxes and minority interest	$(5,512,594)	$(4,765,587)	$(797,185)
Income tax rate	30%	30%	30%
Income tax benefit at statutory rate	$(1,653,778)	$(1,429,676)	$(239,156)
Tax losses utilized	—	38,985	274,060
Adjust for permanent differences:
Stock compensation	—	13,732	11,738
Difference in tax rates	2,359	44,896	63,302
Research and development concessions	(227,975)	(119,142)	(111,473)
Benefits of operating loss carry forward	$(1,879,394)	$(1,451,205)	$(1,529)
Increase in valuation allowance	1,879,394	1,451,205	1,529
Foreign taxes	195,338	27,579	167,412
Income tax expense	$195,338	$27,579	$167,412
Other foreign currency movements	18,657	—	—
Opening provision for income tax	277,991	250,412	83,000
Closing provision for income tax	$491,986	$277,991	$250,412

The Company has consulting arrangements that are conducted in tax jurisdictions outside of Australia.  Based on the advice of legal counsel, management does not believe the Company is subject to any foreign taxes as a result of these arrangements.

The net operating loss carried forward which relates to tax losses generated in Australia of $3,598,876 is indefinite as to use.  The net operating loss carried forward which relates to tax losses generated in Switzerland of $67,474 expires over seven years commencing the financial year ending June 30, 2008.  The net operating loss carried forward that relates to tax losses generated in the United States of America of $810,000 expires over fifteen years commencing with the financial year ending June 30, 2006 up to and including financial year ending June 30, 2021.  Finally, the net operating loss carried forward which relates to tax losses generated in Canada of $166,883 expires over seven years commencing the financial year ending June 30, 2008.  The foreign tax credits of $491,986 expire over 5 years commencing in the financial year ending June 30, 2007.

F16

	Year ended June 30,
	2005	2004	2003
Tax rates
Australia	30%	30%	30%
United States	39%	39%	39%
Switzerland	8.5%	8.5%	8.5%
Canada	37%	37%	37%

10.            Unsecured loan

	June 30,
	2005	2004
Unsecured loan	$533,260	$486,640
	$533,260	$486,640

The long-term loan represents an unsecured, non-interest bearing loan from the Australian Commonwealth Government received under the Research & Development Start Program.  The loan represents a portion of a grant received by the Company, which has been deferred in accordance with the grant agreement.  The loan will be repayable on or before January 15, 2009, if the Company commercializes a product as a result of the research covered under the grant.  If no product is commercialized, the Company will recognize grant revenue after January 15, 2009, when the loan is no longer repayable.  The costs associated with the research have been expensed.

11.          Related party transactions and balances

	As of and for the year ended June 30,
	2005	2004
4F Investments Pty. Ltd. is associated with Mr. Fred Bart (director in common) and provided management services to the Company at a cost of	$27,231	$25,675

Bankberg Pty. Ltd. is associated with Dr. Mervyn Jacobson (director in common) and provided the office and laboratory premises to GeneType Pty. Ltd., a wholly owned subsidiary at Hanover Street, Fitzroy. During the respective periods, GeneType Pty. Ltd. paid Bankberg Pty. Ltd. rent and outgoings of	$318,044	$266,650

GrapeSeed International is associated with Mr. Russell Granzow, a former director of the Company, and provided management services to the Company for the period April 17, 2003 to January 31, 2004 and received	$—	$82,589

On May 12, 2003, the Company increased its holding in XY, Inc. by acquiring 17,500 common shares through the issuance of 700,000 common shares of the Company, valued at $171,676.  As at June 30, 2005 and 2004 the Company owned a total of 30,189 common shares in XY, Inc. (representing approximately 0.42% of the issued common shares of XY, Inc. at both dates), valued at $301,890 and $304,607, respectively.

Premises leased by the Company are subleased to director related entities.  Rental recoveries are included against rent expenses in the consolidated statement of operations.  Total rental recoveries for cancelable leases received by the Company from director related entities during the year ended June 30, 2005 amounted to $46,053 (2004: $56,271).

F17

12.          Commitments and contingencies

Capital expenditure commitments

The Company does not have any significant capital expenditure commitments that are subject to binding contracts.  However, the Company has continuing minimal expenditure requirements of the Western Australian Mines Department in respect of its prospecting and exploration licenses and mining leases, which are met by its joint venture partners.

The Company has an investment in the Duketon Belt Joint Venture with Johnson’s Well Mining NL.  The Company is not contributing any funding towards the project by agreement with the joint venture partner and does not have any involvement in its operations.  All liabilities are borne by the joint venture partner.  The Company’s investment has been valued at nil in the years ended June 30, 2005 and 2004, respectively.  As a result of this election not to contribute its share of expenditures, the Company’s interest in the joint venture was diluted down to 18.11% as at June 30, 2005 (2004: 18.82%).

Research and development commitments

On June 15, 2004, the Company entered into a Sponsored Research Agreement with C.Y. O’Connor ERADE Village Foundation whereby Genetic Technologies will contribute $625,680 (AUD900,000) per annum in research for the next 5 years, being a total commitment of $3,128,400 (AUD4,500,000) and own any intellectual property arising from the research.  Since the end of the 2004 financial year, the Company has paid the first three instalments of $1,003,140 (AUD1,350,000) in cash and supplied a letter of credit for $325,440 (AUD450,000) for the term of the agreement.

On May 31, 2005, the Company agreed to extend its research agreement with King’s College, London on the “Bioinformatic and Functional Analysis of VNTR’s” project for the period from June 1, 2005 to December 31, 2005.  The total expenditure commitment is GBP51,360 which is payable in two instalments.  The first of these payments, for $46,530 (GBP25,680), was paid on August 16, 2005.  As at June 30, 2005, an amount of $46,347 (GBP25,680) remains payable under the Agreement.  Refer Note 18: Significant research and development agreements for further information on the King’s College arrangement.

Hire purchase commitments

On January 14, 2005, the Company executed a Master Asset Finance Agreement with National Australia Bank Limited (the “Bank”) in respect of a $1,951,250 (AUD2,500,000) asset finance facility (the “Facility”).  During the period up to June 30, 2005, the Company financed the acquisition of laboratory and office equipment under the Facility with a total value of $1,179,409 (AUD1,511,094).  A cash security deposit of $563,382 (AUD739,540) was held by the Bank as of June 30, 2005.  Interest on the Facility is charged at rates ranging from 6.93% to 7.38% per annum.  The hire purchase contracts have a term of three years with a 10% residual being payable at the conclusion of the contract.  Each of the Company’s Australian-resident controlled entities has provided a guarantee to the Company in respect of the Facility.

On February 9, 2005, the Company entered into a sale-and-hire-back transaction pursuant to which it sold three items of laboratory equipment back to the Bank for $444,961 (AUD588,262).  The equipment was then refinanced by the Bank under the Facility.

Details of the Company’s future hire purchase commitments under the Facility as of June 30, 2005 are as follows:

Minimum hire purchase payments
Year ending 2006	$393,784
Year ending 2007	393,784
Year ending 2008	346,552
Total minimum hire purchase payments	$1,134,120
Less: future finance charges	(110,709)
Aggregate hire purchase expenditure contracted for as at reporting date	$1,023,411
Aggregate expenditure commitments comprise:
Current liability	$331,711
Non-current liability	691,700
Total expenditure commitments	$1,023,411

F18

Leases

Operating leases relate to office premises and laboratory facilities in Melbourne and office premises in Sydney with lease terms between 2 and 10 years.  The Melbourne office premises and laboratory facility have an option to extend for a further 10 years.  A company associated with the Chief Executive Officer owns the Melbourne facilities (refer Note 11).  All operating lease contracts contain market review clauses in the event that the Company exercises its option to renew.  The Company does not have an option to purchase the leased assets at the expiry of the lease periods.

The following is a schedule of future minimum lease payments for operating leases that had initial or remaining non-cancellable lease terms in excess of one year as of June 30, 2005:

Year ending,
2006	304,159
2007	304,159
2008	304,159
2009	304,159
2010 and thereafter	608,318
Total minimum lease payments	$1,824,954

Rent expense totalled $318,044, $315,662 and $239,145 for the years ended June 30, 2005, 2004 and 2003, respectively.

Contingencies

The Company has been notified of a number of native title claims covering exploration tenements in the Duketon Belt Joint Venture in Western Australia held by the Company under the Commonwealth Native Title Act, 1993.  Until further information regarding the claims and the affected area is available, the Company will not be in a position to assess the likely effect, if any, of any claim.  However, the directors expect that any future exploration will not be materially affected by any claim or the claims in aggregate.

13.          Shareholders’ equity

Terms and conditions

Common shares have the right to receive dividends as declared and, in the event of winding up the Company, to participate in the proceeds from sale of all surplus assets in proportion to the number of and amounts paid up on shares held.  Common shares entitle their holder to one vote, either in person or by proxy, at a meeting of the Company.

Restricted securities

On June 15, 2004, the Company issued a total of 16,666,667 common shares to C.Y. O’Connor ERADE Village Foundation pursuant to a Sponsored Research Agreement between the parties.  Under the terms of the Agreement, these common shares are subject to a voluntary escrow period contractually agreed by the parties the details of which are tabled below.  A total of 3,333,333 shares have already been released from escrow:

Date of escrow expiry	Number of common shares released from escrow
December 15, 2005	3,333,333
December 15, 2006	3,333,333
December 15, 2007	3,333,333
December 15, 2008	3,333,334
Total number of common shares	13,333,333

Restricted securities have all the rights and obligations of unrestricted securities during the escrow period, other than the ability to sell the shares.

F19

14.          Stock options

On August 29, 2000, the shareholders of Duketon approved the grant of 70,000,000 stock options (“Vendor Options”) at an exercise price of $0.11 (AUD0.20) as partial consideration for the acquisition of GeneType AG.  Each option was exercisable into one common share of the Company at any time on or before April 14, 2005.  During the year ended June 30, 2005, a total of 65,418,838 Vendor Options were exercised.  The remaining 416,776 Vendor Options lapsed on April 14, 2005.

Also on August 29, 2000, the shareholders of Duketon approved the grant of 3,000,000 stock options to employee-directors (“Director Options”) at an exercise price of $0.26 (AUD0.45).  Each of these Director Options was exercisable into one common share at any time on or before April 14, 2005.  No expense was previously recognised.  During the year ended June 30, 2004, a total of 1,000,000 Director Options were exercised.  The remaining 2,000,000 Director Options lapsed on April 14, 2005.

On May 22, 2001, Gtech International Resources Limited, a subsidiary of the Company, issued 130,000 directors’ options to Dr. Mervyn Jacobson at an exercise price of $0.25 (CAD0.38).  These options expire on May 22, 2006.  On February 3, 2005, Mr. Fred Bart exercised a total of 38,500 directors’ options in Gtech International Resources Limited at an exercise price of $0.16 (CAD0.20).  No expense was recognised for 2005, 2004 or 2003.

On August 2, 2001, the Company announced that it had entered into an agreement with GTH Capital of New York to pursue its listing on the National Association of Securities Dealers Automated Quotations (“NASDAQ”).  In accordance with the agreement, the Company agreed to issue 900,000 options at an exercise price of $0.36 (AUD0.70) to GTH Capital within three years.  GTH Capital subsequently assigned its rights to GMCG, LLC.  The issue of the options is subject to meeting specified performance criteria in achieving the NASDAQ listing.  The options have a contractual life of six years.  As of June 30, 2005, the Company had issued to GMCG, LLC a total of 600,000 options that have met specific performance criteria.  Subsequent to June 30, 2005, the parties agreed not to proceed with the issue of the 300,000 remaining options, notwithstanding the successful listing of the Company’s Level II ADR’s on NASDAQ on September 2, 2005, as certain performance criteria were not met by GMCG, LLC.  In accordance with SFAS 123, the Company recorded an expense of $10,827 in the year ended June 30, 2004.  No expense was recognised for 2005 and 2003.  All of the 600,000 options are outstanding and exercisable as of June 30, 2005.

On September 4, 2003, the Company granted 6,666,667 stock options at an exercise price of $0.64 (AUD1.00) as part of a placement of common shares.  Each option was exercisable into one common share of the Company at any time on or before September 30, 2005.  These options vested immediately and carried no rights to dividends and no voting rights.  These options were non-compensatory and were accounted for in permanent equity.  These options subsequently lapsed on September 30, 2005.

On November 30, 2001, the Company established a Staff Share Plan that permits the Company, at the discretion of the Board, to issue incentive stock options to directors, employees and consultants.  The Company is required to receive shareholder approval if the Company wishes to grant any options to directors.  The number of options available to be issued by the Board is not restricted in number, but if the Company issues options under the Plan which, together with other share issues, represents greater than 15% of the total share capital, the Company is required to obtain shareholder approval.

Options issued under the Staff Share Plan carry no rights to dividends and no voting rights.  In accordance with the terms of the Staff Share Plan, options vest on the basis of 25% per annum and can be exercised at any time after vesting to the date of their expiry.  The options have an expiry date of six years from the date of grant.  The Company records an expense based upon the difference between the exercise price and the issue price of the Company’s common shares at the date of the option grant.  In the years ended June 30, 2005, 2004 and 2003, this expense was $591, $976 and $692, respectively.

Under the Staff Share Plan, the Company also issued options to consultants who would not be deemed employees of the Company.  The Company records an expense in accordance with SFAS 123 based on the fair value of the options issued in exchange for the services and the vesting period.  In the years ended June 30, 2005, 2004 and 2003, this expense was $nil, $51,101 and $34,562, respectively.

In accordance with SFAS 123, the Company recorded a total compensation expense relating to non-employees of $nil, $61,928 and $34,562 in the years ended June 30, 2005, 2004 and 2003, respectively.

F20

A summary of the Company’s stock option activity for years ended June 30, 2005, 2004 and 2003 follows:

	Number of share options	Exercise price per option	Weighted average exercise price per option
Outstanding at June 30, 2002	81,016,250	$0.11 - $0.36	$0.14

Granted	2,250,000	$0.25 - $0.32	$0.29
Exercised	(84,000)	$0.13	$0.13
Forfeited/expired	(750,000)	$0.27 - $0.36	$0.33

Outstanding at June 30, 2003 *	82,432,250	$0.11 - $0.36	$0.14

Granted	9,476,667	$0.36 - $0.64	$0.56
Exercised	(4,574,136)	$0.13 - $0.37	$0.18
Forfeited/expired	(1,225,000)	$0.30 - $0.40	$0.36

Outstanding at June 30, 2004 *	86,109,781	$0.11 - $0.64	$0.19

Granted	2,330,000	$0.33 - $0.44	$0.39
Exercised	(65,561,338)	$0.14 - $0.40	$0.16
Forfeited/expired	(3,604,276)	$0.15 - $0.45	$0.36

Outstanding at June 30, 2005	19,274,167	$0.29 - $0.76	$0.53

* includes a total of 65,835,614 Vendor Options (2003: 69,172,250).

The number of unissued common shares subject to options issued under the Staff Share Plan at June 30, 2005 was 12,007,500 (2004: 11,007,500).

The following is additional information relating to all options outstanding as of June 30, 2005:

	Options outstanding			Options exercisable
Range of exercise prices	Number of options	Weighted average exercise price	Remaining weighted average contractual life (years)	Number of options	Weighted average exercise price
$0.21 - $0.30	175,000	$0.29	3.89	87,500	$0.29
$0.31 - $0.40	5,252,500	$0.35	3.97	2,226,875	$0.36
$0.41 - $0.50	6,580,000	$0.45	2.62	4,645,000	$0.45
$0.51 - $0.60	600,000	$0.53	4.50	600,000	$0.53
$0.71 - $0.80	6,666,667	$0.76	0.25	6,666,667	$0.76
	19,274,167	$0.53	2.11	14,226,042	$0.42

The following is additional information relating to all options outstanding as of June 30, 2004:

	Options outstanding			Options exercisable
Range of exercise prices	Number of options	Weighted average exercise price	Remaining weighted average contractual life (years)	Number of options	Weighted average exercise price
$0.10 - $0.20	* 65,835,614	$0.11	0.79	* 65,835,614	$0.11
$0.21 - $0.30	6,807,500	$0.27	3.05	3,910,000	$0.27
$0.31 - $0.40	5,990,000	$0.33	3.70	2,715,000	$0.33
$0.41 - $0.50	810,000	$0.44	5.50	60,000	$0.49
$0.61 - $0.70	6,666,667	$0.64	1.25	6,666,667	$0.64
	86,109,781	$0.19	1.25	79,187,281	$0.17

* Represents Vendor Options.

F21

The following is additional information relating to all options outstanding as of June 30, 2003:

	Options outstanding			Options exercisable
Range of exercise prices	Number of options	Weighted average exercise price	Remaining weighted average contractual life (years)	Number of options	Weighted average exercise price
$0.10 - $0.20	* 69,172,250	$0.11	1.79	* 69,172,250	$0.11
$0.21 - $0.30	8,145,000	$0.27	3.80	5,060,000	$0.27
$0.31 - $0.40	5,115,000	$0.32	4.47	2,746,250	$0.33
	82,432,250	$0.14	2.16	76,978,500	$0.13

* Represents Vendor Options.

During 2005, 500,000 options (2004: 2,000,000) were issued at an exercise price equal to the market price of the stock on the grant date.  The weighted average exercise price and weighted average fair value of these options were $0.38 (2004: $0.36) and $0.24 (2004: $0.28), respectively.

In addition, 1,830,000 options (2004: 7,476,667) were granted during 2005 at exercise prices exceeding the market prices of the stock on the respective grant dates.  The weighted average exercise price and weighted average fair value of these options were $0.39 (2004: $0.62) and $0.23 (2004: $0.19), respectively.

15.          Financial instruments

Fair value of financial instruments

The following table presents the carrying amounts and fair values of the Company’s financial instruments for which it is practicable to estimate fair value.  SFAS No. 107: Disclosures about Fair Value of Financial Instruments defines the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

	June 30,
	2005		2004
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Assets
Cash and cash equivalents	$13,464,416	$13,464,416	$7,899,760	$7,899,760
Trade accounts receivable	382,258	382,258	243,531	243,531
GST receivable	54,161	54,161	869,000	869,000
Sundry debtors and prepaids	471,490	471,490	24,684	24,684
Restricted security deposits	630,050	630,050	26,873	26,873

Liabilities
Trade accounts payable	$2,288,975	$2,288,975	$1,401,102	$1,401,102
GST relating to acquisition	—	—	869,000	869,000
Unsecured loan	533,260	Refer below	486,640	Refer below

The values provided are representative of the fair values as of June 30, 2005 and 2004 and do not reflect subsequent changes in the economy, interest and tax rates, and other variables that may impact determination of fair value.

F22

The following methods and assumptions were used in estimating fair values for financial instruments for which it is practicable to estimate values:

Cash and cash equivalents - The carrying amount reported in the balance sheet for cash and cash equivalents approximates fair value due to the short maturity of these instruments.

Accounts receivable - The carrying amounts reported in the balance sheet for trade accounts receivable, GST receivable and sundry debtors approximate fair values due to the short-term nature of the balances.

Restricted security deposits - The carrying amounts reported in the balance sheet for restricted security deposits approximate fair values due to the short-term nature of the balances.

Accounts payable - The carrying amounts reported in the balance sheet for trade accounts payable and GST relating to acquisition approximate fair values due to the short-term nature of the balances.

Unsecured loan - The fair value of the carrying amount reported in the balance sheet cannot be reasonably determined given that the loan is forgiven if commercial revenues are not generated.

It is not practicable to estimate the fair value of the Company’s cost-method investments because of the lack of quoted market prices and the inability to estimate fair value without incurring excessive costs.

Concentrations of credit risk

Credit risk represents the accounting loss that would be recognized at the reporting date if counterparties failed completely to perform as contracted.  Concentrations of credit risk (whether on or off-balance sheet) that arise from financial instruments exist for groups of customers or counterparties when they have similar economic characteristics that would cause their ability to meet contractual obligations to be similarly affected by changes in economic or other conditions.  Financial instruments on the balance sheet that potentially subject the Company to concentration of credit risk consist principally of cash and cash equivalents and trade accounts receivable.  The Company places its cash and cash equivalents with high credit quality institutions in order to limit the degree of credit exposure.  The Company has established guidelines relative to credit ratings, diversification and maturities that seek to maintain safety and liquidity.  The Company does not require collateral to provide credit.  In addition, the majority of the Company’s customers are large, reputable organizations, which also reduces the risk of credit exposure.  The Company has not entered into any transactions that would qualify as a financial derivative instrument.

At June 30, 2005, one customer accounted for 31% ($137,444) of accounts receivable, respectively.  At June 30, 2004, four customers accounted for 24% ($58,138), 21% ($50,449), 16% ($38,479) and 14% ($34,760) of accounts receivable, respectively.

At June 30, 2005, one supplier accounted for 62% ($1,210,825) of accounts payable, respectively.  At June 30, 2004, three suppliers accounted for 24% ($339,485), 17% ($231,389) and 10% ($144,111) of accounts payable, respectively.

In 2005, one customer accounted for 46% ($3,782,000) of the Company’s revenue.  In 2004, one customer accounted for 19% ($513,434) of the Company’s revenue.

Export sales, principally to the USA, were $4,560,862, $306,938 and $2,615,544 in 2005, 2004 and 2003, respectively.

Interest rate risk exposures

Cash assets totalling $13,464,416 (2004: $7,899,760) have a weighted average floating interest rate of 5.13% (2004: 4.50%).  A weighted floating interest rate of 5.53% (2004: 4.98%) on security deposits totalling $630,050 (2004: $26,873) is included in other current financial assets.  Other accounts receivable, security deposits, accounts payable and the unsecured loan are non-interest bearing.

Foreign exchange rate risk exposures

The Company is exposed to foreign currency exchange rate risk through primary financial assets and liabilities.  It is the Company’s policy not to hedge these transactions as the exposure is considered to be minimal from a consolidated operations perspective.

F23

Financing facilities available

At reporting date, the following financing facilities had been negotiated and were available:

	June 30,
	2005	2004
Total facilities
Hire purchase facility	$1,904,500	$—
Credit cards	$83,798	$83,424

Facilities used at reporting date
Hire purchase facility	$1,151,151	$—
Credit cards	$12,777	$4,662

Facilities unused at reporting date
Hire purchase facility	$753,349	$—
Credit cards	$71,021	$78,762

16.          Employee superannuation

As required by Australian superannuation legislation, the Company contributes 9% (2004: 9%) of every employee’s salary to an approved superannuation fund nominated by the employee for their retirement benefit; such funds represents defined contribution plans.  During the years ended June 30, 2005, 2004 and 2003, the Company made contributions to such superannuation funds amounting to $211,372, $158,943 and $92,569, respectively.

17.          Non-cash investing and financing activities

2005

On January 14, 2005, Genetic Technologies executed a Master Asset Finance Agreement with National Australia Bank Limited in respect of a $1,951,250 (AUD2,500,000) asset finance facility (the “Facility”).  During the period up to June 30, 2005, the Company financed the acquisition of laboratory and office equipment under the Facility with a total value of $1,179,409 (AUD1,511,094).  Each of the Company’s Australian-resident controlled entities has provided a guarantee to the Company in respect of the Facility.

2004

On June 15, 2004, Genetic Technologies issued 16,666,667 common shares at $0.27 (AUD0.39) to C.Y. O’Connor ERADE Village Foundation to acquire patents and other intellectual property at a value of $4,524,000.  This transaction represents a non-cash investing activity and is part of the biotechnology segment.

2003

On May 12, 2003, the Company issued 700,000 common shares at $0.25 each to acquire a shareholding in XY, Inc. at a value of $171,676.  This transaction represents a non-cash investing activity and is part of the investment segment operations.  On August 1, 2002, the Company issued 121,951 common shares at $0.22 each as part of the consideration to acquire DNA-ID Labs at a value of $27,165.  Part of the consideration for a license granted to Pyrosequencing of Sweden, included three machines for the Company’s Melbourne laboratory with a fair value of $440,727.  The equipment was delivered in July 2003, however, for financial statement presentation, the receivable in relation to this equipment is presented in property and equipment at June 30, 2003.

F24

18.          Significant research and development agreements

The Company currently has the following key research and development agreements in place.  Under the details of these agreements, each agency is responsible for its own costs in relation to the work undertaken.  The Company is not liable for any costs incurred by other parties to these agreements.  No costs have been deferred in relation to any of the Company’s contracts.

Collaborative Research Agreement – Pathogen Genomics and Genetics Program (“PGGP”)

The Company is party to a research agreement with the University of Melbourne whereby the Company and the University of Melbourne will conduct research into the field of molecular parasitology from April 2003 to March 2006.  The agreement provides that all intellectual property developed under the agreement belongs to the Company.  As at June 30, 2005, Genetic Technologies is required to contribute further GST-exclusive funds in the order of $64,936 (AUD85,240) towards further research over the term of the agreement.  In March 2003, Meat and Livestock Australia Limited, a third party in an industry affected by molecular parasitology, agreed to contribute an additional $340,811 (AUD490,235) towards the PGGP project over three years.  Payments made by the Company in accordance with the agreement totaled $141,069 (AUD186,500), $144,751 (AUD202,960) and $97,913 (AUD167,459) for the years ended June 30, 2005, 2004 and 2003, respectively.

Sponsored Research Agreement – C.Y. O’Connor ERADE Research Foundation (“Foundation”)

On June 15, 2004, the Company entered into a Sponsored Research Agreement with C.Y. O’Connor ERADE Village Foundation whereby Genetic Technologies is required to contribute $625,680 (AUD900,000) per annum to fund research for the next five years amounting to a total commitment of $3,128,400 (AUD4,500,000).  Genetic Technologies will own any and all intellectual property arising from the research.  On July 7, 2004, the Company supplied a letter of credit for $325,440 (AUD450,000) for the term of the agreement.  Payments made by the Company in accordance with the agreement totaled $689,940 (AUD900,000), $313,200 (AUD450,000) and $nil for the years ended June 30, 2005, 2004 and 2003, respectively.

Collaborative Research Agreement – Horticulture Australia Limited

On June 18, 2003, AgGenomics Pty. Ltd., a subsidiary of the Company, entered into a three-year Collaborative Research Agreement with Horticulture Australia Limited (“HAL”) to try to identify a genetic trait for day neutrality in strawberries which, if found, could lead to an extension of the cultivation season and consequently higher production.  Under the terms of the agreement, the parties agree to spend $1.5 million (AUD2.1 million), to be funded 45% by HAL and 55% by AgGenomics.  Any and all intellectual property generated from the project will be owned in the same proportions.  During the year ended June 30, 2005, AgGenomics Pty. Ltd. contributed an amount of $464,995 to the project (2004: $562,821).

Research Agreement – King’s College, London

In March 2004, the Company initiated a joint research project in the United Kingdom to explore the functionality of certain non-coding DNA elements, initially with special focus on the genetics of breast cancer susceptibility and the genetics of certain neuro-psychiatric conditions, such as schizophrenia.  On May 31, 2005, the Company agreed to extend its research agreement with King’s College, London for the period from June 1, 2005 to December 31, 2005.  Payments made by the Company in accordance with the various agreements totaled $96,754 (GBP53,000), $36,056 (GBP41,000) and $nil for the years ended June 30, 2005, 2004 and 2003, respectively.

Research Agreement – University of Western Australia

In March 2001, the Company entered into an agreement with the University of Western Australia, which is investigating a method for combating retrovirus-induced immunodeficiency.  The intellectual property, covered by a provisional patent, was transferred by the scientists and inventors of the intellectual property, to a company ImmunAid Pty. Ltd. (“ImmunAid”), initially owned 60% by the Company and 40% by the scientists who have developed the hypothesis and tested it.  In exchange for the 60% interest in ImmunAid, the Company agreed to fund the first $134,260 of research expenditure incurred by ImmunAid.  During the year ended June 30, 2005, the Company agreed to convert certain outstanding loans to ImmunAid Pty. Ltd. into equity which increased its interest in the company to 65%.

F25

19.          Segment disclosures

The Company applies SFAS No. 131: Disclosures about Segments of an Enterprise and Related Information (“SFAS 131”), which establishes standards for reporting information regarding operating segments in annual financial statements and requires selected information for those segments to be presented in interim financial reports issued to shareholders.  SFAS 131 also establishes standards for related disclosures about products and services and geographic areas.

The Company currently operates in Australia, Switzerland and Canada in two reportable segments – the biotechnology industry and investment activities.  The different types of revenues received from the Biotechnology segment is disclosed in the consolidated statement of operations.

Revenues from external customers from the different operating activities of the Company are as follows:

	Year ended June 30,
	2005	2004	2003
Biotechnology	$7,220,055	$2,645,002	$4,404,127
Investment	—	—	—
Total	$7,220,055	$2,645,002	$4,404,127

Interest revenue of $484,285 (2005), $352,605 (2004) and $68,387 (2003) related solely to operations in the Biotechnology sector.  Interest expense of $31,750 (2005), $nil (2004) and $5,979 (2003) also related solely to operations in the Biotechnology sector.

Income tax expense of $195,338 (2005), $27,579 (2004) and $167,412 (2003) related solely to operations in the Biotechnology sector.

Depreciation expense based upon the operating activity, is as follows:

	Year ended June 30,
	2005	2004	2003
Biotechnology	$550,477	$399,542	$79,855
Investment	—	—	—
Total	$550,477	$399,542	$79,855

Net (loss), income based upon the operating activity, is as follows:

	Year ended June 30,
	2005	2004	2003
Biotechnology	$(5,742,949)	$(5,222,950)	$(686,499)
Investment	—	406,224	(273,896)
Total	$(5,742,949)	$(4,816,726)	$(960,395)

Net loss for the investment segment has been determined based on the accounting policy described in Note 2 relating to marketable securities and cost-method investments.

Revenues from external customers based upon the country of origin of the sale are as follows:

	Year ended June 30,
	2005	2004	2003
Australia	$7,220,055	$2,645,002	$4,402,971
Switzerland	—	—	—
Other	—	—	1,156
Total	$7,220,055	$2,645,002	$4,404,127

F26

During the years ended June 30, 2005, 2004 and 2003, one government grant individually accounted for 2%, 19% and 2% of the Company’s total revenue, respectively.

Interest revenue of $484,285 (2005), $352,605 (2004) and $68,387 (2003) related solely to operations carried out in Australia.  Interest expense of $31,750 (2005), $nil (2004) and $5,979 (2003) also related solely to operations carried out in Australia.

Income tax expense of $195,338 (2005), $27,579 (2004) and $167,412 (2003) related solely to operations carried out in Australia.

Depreciation expense of $550,477 (2005), $399,542 (2004) and $79,855 (2003) related solely to operations carried out in Australia.

Net loss, based upon the country of origin of the sale is recorded in, is as follows:

	Year ended June 30,
	2005	2004	2003
Australia	$(5,707,836)	$(4,911,915)	$(641,170)
Switzerland	(16,902)	(12,904)	(301,606)
Other	(18,211)	108,093	(17,619)
Total	$(5,742,949)	$(4,816,726)	$(960,395)

The Company’s long-lived assets totalled $1,985,302 (2005) and $1,287,225 (2004).  All such assets are in the biotechnology sector and are located in Australia.

Non-cash transactions

All non-cash transactions relate to Australia.  Non-cash investing and financing transactions that related to a specific segment are further described in Note 17.  Non-cash operating transactions are disclosed in the consolidated statement of cash flows.  All non-cash operating transactions excluding depreciation and transactions relating to marketable securities and cost-method investments relate to the Biotechnology segment.  Transactions relating to marketable securities and cost-method investments relate to the investment segment.  The allocation of depreciation between segments is further described above.

20.          Subsequent events (unaudited)

On July 7, 2005, the Company announced that its disputes with the Auckland District Health Board, as the representative of all the New Zealand district health boards plus the New Zealand Blood Service (together “ADHB”) had all been settled.  Such disputes related to law suits filed in New Zealand in 2004 by ADHB against the Company’s non-coding DNA analysis patent and its genomic mapping patent.  As a consequence of the settlement, the High Court proceedings between the parties were withdrawn, without payment by either party to the other.  Further, both parties agreed not to pursue the other in future, in relation to these patents.  In addition, as part of the settlement, the Company granted commercial licences to its non-coding patents to one commercial and three government entities in New Zealand that together paid the Company a total of NZD450,000.

On August 23, 2005, the Company issued 20,000 fully paid ordinary shares in part consideration for the purchase of certain intellectual property.

On September 2, 2005, the Company completed the listing of its Level II American Depositary Receipts (ADRs) on the NASDAQ National Market in the USA.  Each ADR comprises 30 of the Company’s fully paid ordinary shares and trade under the ticker symbol GENE.  The listing of the ADRs provides the Company with access to the vast North American capital markets and invaluable exposure for the Company to a wide range of US and European investors.

On November 25, 2005, the Company reached an agreement with a co-tenant in respect of the Sydney office premises that had been previously leased by the Company.  As part of this agreement, the Company will have no further obligations in respect of those premises as from January 1, 2006.

F27

On December 12, 2005, the Company announced that it had reached a final settlement of its patent dispute with Applera Corporation, further to a settlement conference held in San Francisco, California.  The parties had executed a number of binding agreements, including a final Settlement Agreement plus license agreements and a supply agreement, and subsequently they have jointly applied to Northern California District Court requesting that all claims and counterclaims in the legal action be dismissed forthwith.  The total value of the consideration receivable by the Company is approximately AUD15 million, payable partly in cash and partly in kind - including agreements supplying the Company with certain Applera equipment, reagents and intellectual property rights.

As at December 22, 2005, the foreign exchange rate of one Australian dollar to one US dollar was 0.7386, which is less than the foreign exchange rate at June 30, 2005 of 0.7618.  Management is unable to assess the impact of this change on the accounts.

Since the end of the financial year, a total of 3,450,000 unlisted options have been issued under the Staff Share Plan as follows:

Description	Number
Directors’ options with an exercise price of AUD56 cents each, expiring November 23, 2011	1,000,000
Staff options with an exercise price of AUD53 cents each, expiring August 12, 2011	1,000,000
Staff options with an exercise price of AUD43 cents each, expiring August 12, 2011	1,450,000

The financial effects of the above have not been brought to account in the financial statements for the year ended June 30, 2005.

F28