Form 20-F
period 2006-06-30
GENETIC TECHNOLOGIES LTD
filed 2006-12-28
CIK 1166272

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 20-F

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g)
OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended June 30, 2006

OR

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

OR

SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report.....

Commission file number 0-51504

GENETIC TECHNOLOGIES LIMITED
(Exact Name of Registrant as Specified in its Charter)

Australia
(Jurisdiction of Incorporation or Organization)

N/A
(Translation of Registrant’s name into English)

60-66 Hanover Street, Fitzroy, Victoria, 3065, Australia

Telephone: 011 61 3 9415 1135;  Facsimile: 011 61 3 9417 2987
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act

None

Securities registered pursuant to Section 12(g) of the Act:

Title of each class

American Depositary Shares each representing 30 Ordinary Shares and evidenced by American Depositary Receipts

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

The total number of issued shares of each class of stock of Genetic Technologies Limited as of June 30, 2006 was:

362,389,899 Ordinary Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐              No              ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

Yes ☐              No              ☐

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒              No              ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.

Large accelerated filer  ☐                   Accelerated filer                   Non-accelerated filer        ☒

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐              Item 18      ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐              No                    ☒

Please send copies of notices and communications from the Securities and Exchange Commission to:

Ross Kaufman

Greenberg Traurig, LLP

200 Park Avenue

New York, New York  10166

i

ii

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

ITEM 17.	FINANCIAL STATEMENTS

ITEM 18.	FINANCIAL STATEMENTS

ITEM 19.	EXHIBITS

iii

INTRODUCTION

In this Annual Report, the “Company,” “Genetic Technologies”, “we,” “us” and “our” refer to Genetic Technologies Limited and its consolidated subsidiaries.

References to the “ADSs” are to our ADSs described in Item 12.D, “American Depositary Shares,” and references to the “Ordinary Shares” are to our Ordinary Shares described in Item 10.A, “Share Capital.”

Except as otherwise stated, all monetary amounts in this Annual Report are presented in U.S. dollars.  Unless otherwise indicated, amounts in Australian dollars have been translated into U.S. dollars.  These translations are provided for convenience only, and they are not representations that the Australian dollar could be converted into U.S. dollars at the rate indicated.  Historic data has been converted at the applicable rate at the date indicated.  In this Annual Report, references to “AUD” are to Australian dollars and references to “$” and “U.S. dollars” are to United States dollars.  The noon buying rate for cable transfers in Australian dollars on June 30, 2005 was AUD1.00 = $0.7618 and on June 30, 2006 was AUD1.00 = $0.7423.

Our fiscal year ends on June 30, and references in this Annual Report to any specific fiscal year are to the twelve month period ended on June 30 of such year.

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

Although we believe that the expectations reflected in such forward-looking statements are reasonable at this time, we can give no assurance that such expectations will prove to be correct.  Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.  Important factors that could cause actual results to differ materially from our expectations are contained in cautionary statements in this Annual Report including, without limitation, in conjunction with the forward-looking statements included in this Annual Report and specifically under Item 3.D, “Risk Factors.”

All subsequent written and oral forward-looking statements attributable to us are expressly qualified in their entirety by reference to these cautionary statements.

ENFORCEMENT OF LIABILITIES AND SERVICE OF PROCESS

We are incorporated under the laws of Western Australia, in the Commonwealth of Australia.  All of our directors and executive officers, and any experts named in this Annual Report, reside outside the U.S.  Substantially all of our assets, our directors’ and executive officers’ assets and such experts’ assets are located outside the U.S.  As a result, it may not be possible for investors to affect service of process within the U.S. upon us or our directors, executive officers or such experts, or to enforce against them or us in U.S. courts, judgments obtained in U.S. courts based upon the civil liability provisions of the federal securities laws of the U.S.  In addition, we have been advised by our Australian solicitors that there is doubt that the courts of Australia will enforce against us, our directors, executive officers and experts named herein, judgments obtained in the U.S. based upon the civil liability provisions of the federal securities laws of the U.S. or will enter judgments in original actions brought in Australian courts based upon the federal securities laws of the U.S.

PART I

Item 1.                                   Identity of Directors, Senior Management and Advisers

Item 1.A                          Directors and Senior Management

The Directors of the Company as of the date of this Annual Report are as follows:

Name	Position/Function	Business Address

Henry Bosch AO	Chairman	60-66 Hanover Street Fitzroy Victoria 3065 Australia

Dr. Mervyn Jacobson	Chief Executive Officer	60-66 Hanover Street Fitzroy Victoria 3065 Australia

Fred Bart	Non-Executive Director	Suite 2, Level 12, 75 Elizabeth Street Sydney NSW 2000 Australia

John S. Dawkins AO	Non-Executive Director	60-66 Hanover Street Fitzroy Victoria 3065 Australia

The members of Senior Management of the Company as of the date of this Annual Report are as follows:

Name	Position/Function	Business Address

Dr. Mervyn Jacobson	Chief Executive Officer	60-66 Hanover Street Fitzroy Victoria 3065 Australia

Thomas G. Howitt	Chief Financial Officer and Company Secretary	60-66 Hanover Street Fitzroy Victoria 3065 Australia

Geoffrey E. Newing	Chief Operating Officer	60-66 Hanover Street Fitzroy Victoria 3065 Australia

Dr. Gary S. Cobon	Chief Scientific Officer	60-66 Hanover Street Fitzroy Victoria 3065 Australia

Item 1.B                        Advisers

Our principal bankers, accountants and legal advisers are as follows:

Name of Adviser	Function	Business Address

Ernst & Young	Auditors	8 Exhibition Street Melbourne Victoria 3000 Australia

St. George Bank Limited	Bankers - Australia	530 Collins Street Melbourne Victoria 3000 Australia

KeyBank National Association	Bankers - USA	1130 Haxton Drive Fort Collins CO 80525 USA

Baker & McKenzie	General Counsel	525 Collins Street Melbourne Victoria 3000 Australia

Hamilton & DeSanctis	Licensing Attorneys	8555 W. Belleview Avenue G21-139 Littleton CO 80123 USA

Faegre & Benson LLP	Patent Attorneys	3200 Wells Fargo Center 1700 Lincoln Street Denver CO 80203 USA

Greenberg Traurig, LLP	U.S. Securities Counsel	200 Park Avenue New York, NY 10166 USA

Item 1.C                          Auditors

The auditors of the Company’s US GAAP accounts for the years ended June 30, 2002, 2003, 2004, 2005 and 2006 were Ernst & Young, whose address is 8 Exhibition Street, Melbourne, Victoria, 3000, Australia.  Ernst & Young are the Company’s current auditors, an appointment ratified at the Annual General Meeting held on November 28, 2003.

Item 2.                                   Offer Statistics And Expected Timetable

Not applicable.

Item 3.                                   Key Information

Item 3.A                          Selected Financial Data

The following selected financial data for the five years ended June 30, 2006, respectively, is derived from the audited consolidated financial statements of Genetic Technologies Limited, prepared in accordance with United States generally accepted accounting principles (“US GAAP”).  The data should be read in conjunction with the consolidated financial statements, related notes and other financial information included herein.

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

GENETIC TECHNOLOGIES LIMITED

CONSOLIDATED PROFIT AND LOSS STATEMENTS
US GAAP FOR 2006, 2005, 2004, 2003 AND 2002
CONVERTED TO U.S. DOLLARS

	Year ended 30 June 2006	Year ended 30 June 2005	Year ended 30 June 2004	Year ended 30 June 2003	Year ended 30 June 2002
	U.S. Dollars (a)	U.S. Dollars (b)	U.S. Dollars (c)	U.S. Dollars (d)	U.S. Dollars (e)
REVENUES
Licensing Revenue	4,997,223	4,970,007	507,910	2,615,544	778,131
Service Testing Revenue	1,906,290	1,809,301	1,969,963	1,727,617	838,969
Grant Income	426,574	437,278	154,702	50,244	91,610
Other Revenue	14,915	3,469	12,427	10,722	17,343
TOTAL REVENUES	7,345,002	7,220,055	2,645,002	4,404,127	1,726,053

OPERATING EXPENSES
Service Testing Expenses	4,547,437	3,510,444	2,244,020	1,820,490	934,732
Research and Development	2,815,804	1,830,932	1,669,484	512,345	497,207
Patent and License Fees	1,438,345	4,632,617	804,340	428,335	267,408
Sales and Marketing	846,808	570,498	993,827	661,211	397,772
General and Administrative	2,273,946	2,597,642	2,285,787	1,182,856	1,140,919
TOTAL OPERATING EXPENSES	11,922,340	13,142,133	7,997,458	4,605,237	3,238,038

LOSS FROM OPERATIONS	(4,577,338)	(5,922,078)	(5,352,456)	(201,110)	(1,511,985)

OTHER INCOME (EXPENSE)
Interest Income	601,803	484,286	352,605	68,387	57,907
Interest Expense	(63,316)	(31,750)	0	(5,979)	(5,490)
Net Profit (Loss) on Sale of Mining Operations	0	0	0	0	43,063
Net Profit (Loss) on Assets	1,735	97,809	406,224	(100,191)	(1,153,309)
Net Foreign Exchange Gains (Losses)	92,403	(140,861)	(171,960)	(558,292)	(579,605)
TOTAL OTHER INCOME (EXPENSES)	632,625	409,484	586,869	(596,075)	(1,637,434)

NET LOSS BEFORE INCOME TAXES	(3,944,713)	(5,512,594)	(4,765,587)	(797,185)	(3,149,419)

INCOME TAXES	(67,649)	(195,339)	(27,579)	(167,412)	(83,000)

NET LOSS BEFORE MINORITY INTEREST	(4,012,362)	(5,707,933)	(4,793,166)	(964,597)	(3,232,419)

MINORITY INTEREST	(7,961)	(35,016)	(23,560)	4,202	10,240

NET LOSS	(4,020,323)	(5,742,949)	(4,816,726)	(960,395)	(3,222,179)

NET LOSS PER ORDINARY SHARE (CENTS PER SHARE)	(1)	(2)	(2)	(0)	(1)

WEIGHTED-AVERAGE SHARES OUTSTANDING (BASIC AND DILUTED)	362,386,940	315,264,068	277,806,689	261,541,405	259,757,871

GENETIC TECHNOLOGIES LIMITED

SELECTED CONSOLIDATED BALANCE SHEET DATA
US GAAP FOR 2006, 2005, 2004, 2003 AND 2002
CONVERTED TO U.S. DOLLARS

	Year ended 30 June 2006	Year ended 30 June 2005	Year ended 30 June 2004	Year ended 30 June 2003	Year ended 30 June 2002
	U.S. Dollars (a)	U.S. Dollars (b)	U.S. Dollars (c)	U.S. Dollars (d)	U.S. Dollars (e)
ASSETS
Current	9,715,206	14,372,325	9,063,848	4,274,514	4,631,408
Non-Current	6,937,894	7,941,476	6,589,525	1,807,634	660,338
TOTAL ASSETS	16,653,100	22,313,801	15,653,373	6,082,148	5,291,746

LIABILITIES
Current	2,186,973	3,711,241	3,233,207	1,349,310	736,881
Non-Current	911,957	1,252,509	486,640	469,490	392,980
TOTAL LIABILITIES	3,098,930	4,963,750	3,719,847	1,818,800	1,129,861

TOTAL SHAREHOLDERS’ EQUITY	13,424,137	17,224,715	11,851,330	4,204,310	4,120,945

DIVIDENDS DECLARED PER SHARE	0	0	0	0	0

(a)          Converted at AUD1.00 = $0.7475, except for assets and liabilities which were converted at AUD1.00 = $0.7423

(b)         Converted at AUD1.00 = $0.7564, except for assets and liabilities which were converted at AUD1.00 = $0.7618

(c)          Converted at AUD1.00 = $0.7132, except for assets and liabilities which were converted at AUD1.00 = $0.6952

(d)         Converted at AUD1.00 = $0.5847, except for assets and liabilities which were converted at AUD1.00 = $0.6713

(e)          Converted at AUD1.00 = $0.5236, except for assets and liabilities which were converted at AUD1.00 = $0.5628

EXCHANGE RATES

The following table sets forth, for the periods and dates indicated, certain information concerning the noon buying rate in New York City for Australian dollars expressed in U.S. dollars per AUD1.00 as certified for customs purposes by the Federal Reserve Bank of New York.

Period ended	At period end	Average rate (a)	High	Low
June 2002	0.5628	0.5236	0.6256	0.4819
June 2003	0.6713	0.5847	0.6735	0.5226
June 2004	0.6952	0.7132	0.8005	0.6345
June 2005	0.7618	0.7564	0.7792	0.7498
June 2006	0.7423	0.7475	0.7781	0.7056
July 2006	0.7664	0.7528	0.7664	0.7407
August 2006	0.7630	0.7631	0.7699	0.7568
September 2006	0.7461	0.7549	0.7704	0.7461
October 2006	0.7743	0.7544	0.7743	0.7434
November 2006	0.7896	0.7728	0.7896	0.7629

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

The biotechnology sector can be particularly vulnerable to abrupt changes in investor sentiment.  Stock prices of companies in the biotechnology industry, including ours, can swing dramatically, with little relationship to operating performance.  Our stock price may be affected by a number of factors including, but not limited to:

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

Since June 30, 2002, the price of our Ordinary Shares has ranged from a low of AUD0.18 to a high of AUD0.87 per share.  Further fluctuations are likely to occur due to events not within our control and general market conditions affecting the biotechnology sector or the stock market generally.  The most significant such event of which we have knowledge took place in August 2003 after a television report in Australia on our company was broadcast.  During that week, the price of our shares increased from AUD0.58 to AUD0.87 on a volume of 26,000,000 shares traded, which was exceptionally high for us.  The share price subsequently retreated.

In addition, low trading volume may increase the volatility of the price of our ADSs.  Trading volume in our Ordinary Shares on other markets has not been historically high, and the trading volume of our ADSs on the NASDAQ Global Market has typically also been low.  Further, because each of our ADSs represents 30 of our Ordinary Shares, trading volume in our ADSs is lower than that for our Ordinary Shares.  A thin trading market could cause the price of our ADSs to fluctuate significantly more than the stock market as a whole.  For example, trades involving a relatively small number of our ADSs may have a greater impact on the trading price for our ADSs than would be the case if the trading volume were higher.

The following chart graphically illustrates the fluctuation in the price of our shares (in Australian dollars) over the last five years:

The fact that we do not expect to pay cash dividends may lead to decreased prices for our stock.

We have never paid a cash dividend on our Ordinary Shares and we do not anticipate paying any cash dividend in the foreseeable future.  We intend to retain future cash earnings, if any, for reinvestment in the development and expansion of our business.  Whether we pay cash dividends in the future will be at the discretion of our Board of directors and may be dependent on our financial condition, results of operations, capital requirements and any other factors our Board of directors decides is relevant.  As a result, an investor may only recognize an economic gain on an investment in our stock from an appreciation in the price of our stock.

You may have difficulty in effecting service of legal process and enforcing judgments against us and our Management.

We are a public company limited by shares, registered and operating under the Australian Corporations Act 2001.  All of our directors and officers named in this Annual Report reside outside the U.S.  Substantially all, or a substantial portion of, the assets of those persons are also located outside the U.S.  As a result, it may not be possible to affect service on such persons in the U.S. or to enforce, in foreign courts, judgments against such persons obtained in U.S. courts and predicated on the civil liability provisions of the federal securities laws of the U.S.  Furthermore, substantially all of our directly-owned assets are located outside the U.S., and, as such, any judgment obtained in the U.S. against us may not be collectible within the U.S.  There is doubt as to the enforceability in the Commonwealth of Australia, in original actions or in actions for enforcement of judgments of U.S. courts, of civil liabilities predicated solely upon federal or state securities laws of the U.S., especially in the case of enforcement of judgments of U.S. courts where the defendant has not been properly served in Australia.

Because we are not necessarily required to provide you with the same information as an issuer of securities based in the United States, you may not be afforded the same protection or information you would have if you had invested in a public corporation based in the United States.

We are exempt from certain provisions of the Securities Exchange Act of 1934, as amended, commonly referred to as the Exchange Act, that are applicable to U.S. public companies, including (i) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K; (ii) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; and (iii) the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time.  The exempt provisions would be available to you if you had invested in a U.S. corporation.

However, in line with the Australian Securities Exchange regulations, we will disclose our semi-annual results, which, in accordance with Australian auditing standards, are required to have a limited review semi-annually and be fully audited annually.  The information, which may have an effect on the stock price on the Australian Securities Exchange, will also be disclosed immediately in the public media and to the Australian Securities Exchange.  Other relevant information pertaining to our Company will also be disclosed in line with the Australian Securities Exchange regulations and information dissemination requirements for listed companies.  We will provide our semi-annual results and other material information that we make public in Australia in the U.S. under the cover of an SEC Form 6-K.  Nevertheless, you may not be afforded the same protection or information, which would be made available to you, were you investing in a United States public corporation because the requirements of a Form 10-Q and Form 8-K are not applicable to us.

If a public market does not develop for our ADSs,  your ability to resell your ADSs could be negatively affected because there would be limited buyers for your interests.

Historically, there was virtually no trading in our ADSs through the pink sheets after the establishment of our Level I ADR Program.  However, subsequent to the Level II listing of our ADSs on the NASDAQ Global Market on September 2, 2005, the trading volumes of our ADSs have increased.  An active trading market for the ADSs, however, may not be maintained in the future.  If an active trading market is not maintained, the liquidity and trading prices of the ADSs could be negatively affected.

In certain circumstances, holders of ADRs may have limited rights relative to holders of Ordinary Shares.

The rights of holders of ADSs with respect to the voting of Ordinary Shares and the right to receive certain distributions may be limited in certain respects by the deposit agreement entered into by us and The Bank of New York.  For example, although ADS holders are entitled under the deposit agreement, subject to any applicable provisions of Australian law and of our Constitution, to instruct the depositary as to the exercise of the voting rights pertaining to the Ordinary Shares represented by the American Depositary Shares, and the depositary has agreed that it will try, as far as practical, to vote the Ordinary Shares so represented in accordance with such instructions, ADS holders may not receive notices sent by the depositary in time to ensure that the depositary will vote the Ordinary Shares.  This means that the holders of ADRs may not be able to exercise their right to vote.  In addition, under the deposit agreement, the depositary has the right to restrict distributions to holders of the ADSs in the event that it is unlawful or impractical to make such distributions.  We have no obligation to take any action to permit distributions to holders of our American Depositary Receipts, or ADRs.  As a result, holders of ADRs may not receive distributions made by us.  For further information about the rights and limitations on rights applicable to holders of our ADSs, please see Item 12D of this Annual Report entitled “American Depositary Shares”.

Our Company has a history of losses and we expect to continue to incur costs.

Genetic Technologies Limited was founded in 1989.  We have incurred operating losses in every year of our existence.  We incurred net losses of $3,222,179 for the year ended June 30, 2002, net losses of $960,395 for the year ended June 30, 2003, net losses of $4,816,726 for the year ended June 30, 2004, net losses of $5,742,949 for year ended June 30, 2005 and net losses of $4,020,323 for year ended June 30, 2006.  As of June 30, 2006, we have accumulated losses of $17,002,436.  The extent of future losses and the time required to achieve profitability remains uncertain.

Risks Related to our Industry

Our sales cycle is typically lengthy.

The sales cycle for our testing products and license generation is typically lengthy.  As a result, we may expend substantial funds and management effort with no assurance of successfully selling our products or services or granting new licenses.  Our ability to obtain customers for our genetic testing services depends significantly on the perception that our services can help accelerate efforts in genomics.  The sales cycle is typically lengthy.  Our sales effort requires the effective demonstration of the benefits of our services to, and significant training of, many different departments within a potential customer.  In addition, we sometimes are required to negotiate agreements containing terms unique to each customer.  With respect to license generation, it is common for negotiations with licensees to take many months before a license is eventually granted.  Our business could also be adversely affected if we expend money without any return.

If our competitors develop more effective products, the results from our operations and financial condition could be affected.

We are subject to limited competition from biotechnology and diagnostic companies, academic and research institutions and government or other publicly-funded agencies that are pursuing products and services that are substantially similar to our genetic testing services, or which otherwise address the needs of our customers and potential customers.  Our competitors in the testing market include private and public sector enterprises located in Australia and elsewhere.  Many of the organizations competing with us have greater experience in the areas of finance, research and development, manufacturing, marketing, sales, distribution, technical and regulatory matters than we do.  In addition, many current and potential competitors have greater name recognition and more extensive collaborative relationships.  However, because of our patents, we have virtually no competition in the licensing area.

Our competitive position in the testing area is based upon our ability to:

•                  create and maintain scientifically-advanced technology and offer proprietary products and services;

•                  attract and retain qualified personnel;

•                  obtain patent or other protection for our products and services;

•                  obtain required government approvals and other accreditations on a timely basis; and

•                  successfully market our services.

If we are not successful in meeting these goals, our business could be adversely affected.  Similarly, our competitors may succeed in developing technologies, products or services that are more effective than any that we are developing or that would render our technology and services obsolete, noncompetitive or uneconomical.

For a full discussion of competition see Item 4.B, “Competition”.

We rely heavily upon our patents and proprietary technology and any future claims that our patents are invalid could seriously affect our licensing business and adversely affect our revenues and our financial condition.

We rely upon our portfolio of patent rights, patent applications and exclusive licenses to patents and patent applications relating to genetic technologies.  We expect to aggressively patent and protect our proprietary technologies.  However, we cannot be certain that any additional patents will be issued to us as a result of our domestic or foreign patent applications or that any of our patents will withstand challenges by others.  Patents issued to, or licensed by, us may be infringed or third parties may independently develop either the same or similar technologies.  Similarly, our patents may not provide us with meaningful protection from competitors, including those who may pursue patents which may prevent, limit or interfere with our products or will require licensing and the payment of significant fees or royalties by us to such third parties in order to enable us to conduct our business.  We may sue or be sued by third parties regarding our patents and other intellectual property rights.  These suits are often costly and would divert valuable funds and technical resources from our operations and cause distraction to Management.

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

Our commercial success will largely depend on our ability to obtain patent protection for many aspects of our business, including the products, methods and services we develop.  Patents issued to us may not provide us with substantial protection or be commercially beneficial to us.  The issuance of a patent is not conclusive as to its validity or its enforceability.  In addition, our patent applications or those we have licensed, may not result in issued patents.  If our patent applications do not result in issued patents, our competitors may obtain rights to commercialize our discoveries which could harm our competitive position.  We also may apply for patent protection on novel genetic variations in known genes and their uses, as well as novel uses for previously identified genetic variations discovered by third parties.  In the latter cases, we may need a license from the holder of the patent with respect to such genetic variations in order to make, use or sell any related products.  We may not be able to acquire such licenses on terms acceptable to us, if at all.

Certain parties are attempting to rapidly identify and characterize genes and genetic variations through the use of sequencing and other technologies.  To the extent that any patents are issued to other parties on such partial or full-length genes or genetic variations or uses for such genes or genetic variations, the risk increases that the sale of products or services developed by us or our collaborators may give rise to claims of patent infringement against us.  Others may have filed and, in the future, are likely to file patent applications covering many genetic variations and their uses.  Any such patent applications may have priority over our patent applications and could further require us to obtain rights to previously issued patents covering genetic variations.  Any license that we may require under any such patent may not be made available to us on commercially acceptable terms, if at all.

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

We have in the past and may possibly in the future become a party to litigation involving patents and intellectual property rights.  We have previously commenced litigation against a number of parties to protect our rights pertaining to our intellectual property.  We may in the future receive claims of infringement of intellectual property rights from other parties.  If we do not prevail in any future legal proceedings, we may be required to pay significant monetary damages.  In addition, we could also be enjoined from use of certain processes or prevented from selling certain configurations of our products or services that were found to be within the scope of the patent claims.  In the event we did not prevail in any future proceeding, we would either have to obtain licenses from the other party, avoid certain product configurations or modify some of our products, services and processes to design around the patents.  Licenses could be costly or unavailable on commercially reasonable terms.  Designing around patents or focusing efforts on different configurations could be time consuming, and we may have to remove some of our products or services from the market while we were completing redesigns.  Accordingly, if we are unable to settle future intellectual property disputes through licensing or similar arrangements, or if any such future disputes are determined adversely to us, our ability to market and sell our products and services could be seriously harmed.  This would in turn reduce demands for our services and harm our financial condition and results of operations.

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

We may be subject to professional liability suits and our insurance may not be sufficient to cover damages.  If this occurs, our business and financial condition may be adversely affected.

Our business exposes us to potential liability risks that are inherent in the testing, manufacturing, marketing and sale of genetic tests.  The use of our products and product candidates, whether for clinical trials or commercial sale, may expose us to professional liability claims and possible adverse publicity.  We may be subject to claims resulting from incorrect results of analysis of genetic variations or other screening tests performed using our services.  Litigation of such claims could be costly.  We could expend significant funds during any litigation proceeding brought against us.  Further, if a court were to require us to pay damages to a plaintiff, the amount of such damages could significantly harm our financial condition.  Although we have public and products liability insurance coverage under broadform liability and professional indemnity policies, for an aggregate amount of AUD60,000,000, the level or breadth of our coverage may not be adequate to fully cover potential liability claims.  To date we have not been subject to any claims, or ultimately liability, in excess of the amount of our coverage.  In addition, we may not be able to obtain additional professional liability coverage in the future at an acceptable cost.  A successful claim or series of claims brought against us in excess of our insurance coverage and the effect of professional liability litigation upon the reputation and marketability of our technology and products, together with the diversion of the attention of key personnel, could negatively affect our business.

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

In addition, our collaborators and service providers may be working with these types of hazardous materials, including hazardous chemicals, in connection with our collaborations.  In the event of a lawsuit or investigation, we could be held responsible for any injury caused to persons or property by exposure to, or release of, these patient samples that may contain viruses and hazardous materials.  The cost of this liability could exceed our resources.  While we maintain broadform liability insurance coverage for these risks, in the amount of up to AUD40,000,000, the level or breadth of our coverage may not be adequate to fully cover potential liability claims.  To date, we have not been subject to claims, or ultimately liability, in excess of the amount of our coverage.  Our broadform insurance coverage also covers us against losses arising from an interruption of our business activities as a result of the mishandling of such materials.  We also maintain workers’ compensation insurance, which is mandatory in Australia, covering all of our workers in the event of injury.

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

If our collaborators breach or terminate their agreement with us or otherwise fail to conduct their collaborative activities in a timely manner, the development or commercialization of the product candidate or research program under such collaborative arrangement may be delayed.  If that is the case, we may be required to undertake unforeseen additional responsibilities or to devote unforeseen additional funds or other resources to such development or commercialization, or such development or commercialization could be terminated.  The termination or cancellation of collaborative arrangements could adversely affect our financial condition, intellectual property position and general operations.  In addition, disagreements between collaborators and us could lead to delays in the collaborative research, development, or commercialization of certain products or could require or result in formal legal process or arbitration for resolution.  These consequences could be time-consuming and expensive and could have material adverse effects on us.

Other than our contractual rights under our license agreements, we may be limited in our ability to convince our licensees to fulfill their obligations.  If our licensees fail to act promptly and effectively, or if a dispute arises, it could have a material adverse effect on our results of operations and the price of our Ordinary Shares and ADSs.

We rely upon scientific, technical and clinical data supplied by academic and corporate collaborators, licensors, licensees, independent contractors and others in the evaluation and development of potential therapeutic methods.  There may be errors or omissions in this data that would materially adversely affect the development of these methods.

We may seek additional collaborative arrangements to develop and commercialize our products in the future.  We may not be able to negotiate acceptable collaborative arrangements in the future and, if negotiated, we have no certainty that they will be on favorable terms or will be successful.  In addition, our collaborative partners may pursue alternative technologies independently or in collaboration with others as a means of developing treatments for the diseases targeted by their collaborative programs with us.  If any of these events occurs, the progress of the Company could be adversely affected and our results of operations and financial condition could suffer.

Problems associated with international business operations could affect our ability to license our technology and our results of operations.

We seek to license our intellectual property on a global scale, including eventually in countries that are considered to provide significantly less protection to intellectual property than the United States and Australia.  In addition, a number of other risks are inherent in international transactions and commerce, including political and economic instability, foreign currency exchange fluctuations and changes in tax laws.  For example, in fiscal year 2003, we sustained foreign exchange losses of over $500,000 primarily due to the appreciation in the value of the Australian Dollar compared to the U.S. Dollar and the impact on our cash deposits which are denominated in U.S. Dollars.

Government regulation of geneticresearch or testing may adversely affect the demand for our services and impair our business and operations.

Apart from accreditation requirements, we are generally not subject to regulation.  Federal, state and local governments, however, may adopt regulations relating to the conduct of genetic research and genetic testing.  These regulations could limit or restrict genetic research activities as well as genetic testing for research or clinical purposes.   In addition, if state and local regulations are adopted, these regulations may be inconsistent with, or in conflict with, regulations adopted by other state or local governments.  Regulations relating to genetic research activities could adversely affect our ability to conduct our research and development activities.  Regulations restricting genetic testing could adversely affect our ability to market and sell our services.  Accordingly, any regulations of this nature could increase the costs of our operations or restrict our ability to conduct our testing business and might adversely affect our operations and financial condition.

In Australia, there is no law that prohibits the performing a paternity test by using just a sample obtained from a father and child.  In May 2003, the Australian Law Reform Commission (ALRC) released its report into Human Genetic Testing in Australia.  In relation to paternity testing, it made various recommendations, the most significant of which was that the testing of a child without the knowledge or consent of both parents should be made illegal.  In December 2005, the Australian Government formally responded to the ALRC report.  Although it accepted most of the report’s recommendations, it did not accept its recommendation that it should be illegal to test a child without the knowledge or consent of both parents.  Instead, it recommended that the body that formally accredits laboratories, National Association of Testing Authorities (NATA) should review its accreditation requirements for DNA parentage testing to ensure that laboratories meet the highest technical and ethical standards, particularly in relation to consent to testing, protecting the integrity of genetic samples, and providing information about counselling.

This approach is very similar to the model adopted in the United Kingdom where, for a laboratory to perform tests for legal purposes, it is not allowed to perform testing where just the father and the child give a sample without the knowledge or consent of the mother.  If NATA follows the UK model, this will have a negative impact on our revenue as father/child testing is a substantial and growing market.

The Government also rejected the ALRC recommendation that all human DNA testing laboratories be accredited by NATA.  This means that the non-accredited providers can continue to offer this type of testing.  It should be noted, however, that none of the Government’s recommendations in relation to the report have yet been incorporated into legislation and it is not known when this will occur.

We rely on the services of individuals who possess special skills and experience.

Much of the future success of the Company depends on the continued service and availability of skilled personnel, including its Chief Executive Officer, members of its senior executive team, and those in technical, marketing and staff positions.  While we are actively recruiting new employees with such skills and experience to reduce our reliance on these individuals, however skilled personnel, with specific experience in the biotechnology industry, are in high demand and competition for their talents is intense.

Ethical and other concerns surrounding the use of genetic information may reduce the demand for our services.

Public opinion regarding ethical issues related to the confidentiality and appropriate use of genetic testing results may influence governmental authorities to call for limits on, or regulation of the use of, genetic testing.  In addition, such authorities could prohibit testing for genetic predisposition to certain conditions, particularly for those that have no known cure.  Furthermore, adverse publicity or public opinion relating to genetic research and testing, even in the absence of any governmental regulation, could reduce the potential markets for our services, which could materially and adversely affect our revenues.

Although we are a leader in the field of genetics in Australia, we do not undertake any activities in the contentious areas of cloning, stem cell research or other gene-altering areas.  As such, many of the ethical issues that may be relevant to other participants in the genetics industry are not applicable to us.

Licensing

The patenting of genes and issues surrounding access to genetic knowledge are the subjects of extensive and ongoing public debate in many countries.  In recent times, for example, the Australian Law Reform Commission has conducted two inquiries into the social uses of genetic information.  The patents we hold over uses of “non-coding” DNA have a broad scope and these have also been the subject of debate and some criticism in the media.  A risk we may face is that individuals or organisations in any of the countries in which these patents have issued could potentially take legal action to seek their amendment, revocation or invalidation.

Furthermore, any time that we initiate legal action against parties that infringe our patents we face a risk that the infringer will defend itself through a counter-claim of patent invalidity.  Subsequent legal action could potentially overturn, invalidate or limit the scope of our patents.

Under the relevant Patent Act in most, if not all, of the countries in which our non-coding patents have issued, the relevant judicial system has rights to impose compulsory licensing.  The relevant governments typically hold “march-in” rights by which they may unilaterally choose to exploit the technology.  To the extent that the Company’s non-coding technology is used in the conduct of genetic research, we also face risks, uncertainty and controversy over the licensing of our technology to those conducting research.  Whether or not researchers should be exempted from obligations to take licenses to the relevant patents was the subject of another government inquiry being conducted by the Australian Council for Intellectual Property who recommended the creation of a research exemption.

Genetic testing

There is a risk that a moratorium on genetic testing by the Australian Institute of Sport may impact on the commercialization of our sports performance genetic test for the elite competitor market in Australia.  However, this moratorium should not impact our ability to distribute this test throughout the rest of the world.  There is also a view held by some elements of the medical and academic communities that the marketing of some of our cancer predisposition tests is done solely with a commercial objective in mind.  In essence, some parties have indicated that, in their view, the risk of inheriting certain types of cancer is too low to warrant the marketing of genetic testing services to the wider cancer community where such promotion may increase anxiety unnecessarily.  Guidelines laid down by the Australian National Health Medical Research Council also prevent us from promoting our testing in a manner which may “cause any unnecessary alarm”.

In recent years, health care payors as well as federal and state governments have focused on containing or reducing health care costs.  We cannot predict the effect that any of these initiatives may have on our business.  In particular, gene-based therapeutics, if successfully developed and commercialized, are likely to be costly compared to currently available drug therapies.  Health care cost containment initiatives focused either on gene-based therapeutics or on genetic testing could result in the growth in the clinical market for genetic testing being curtailed or slowed.  In addition, health care cost containment initiatives could also cause pharmaceutical companies to reduce research and development spending.  In either case, our business and our operating results could be adversely affected.  Further, genetic testing in clinical settings is often billed to third-party payors, including private insurers and governmental organizations.  If our current and future clinical products and services are not considered cost-effective by these payors, reimbursement may not be available to users of our services.  In this event, potential customers would be much less likely to use our services and our business and operating results could be seriously harmed.

ITEM 4.                           INFORMATION ON THE COMPANY

Item 4.A                          History and Development of the Company

We were incorporated under the laws of Western Australia on January 5, 1987 as Concord Mining N.L.  On August 13, 1991 we changed our name to Consolidated Victorian Gold Mines N.L.  On December 2, 1991, we changed our name to Consolidated Victorian Mines N.L.  On March 15, 1995, we changed our name to Duketon Goldfields N.L.

On October 15, 1999, the type of company was changed from a No Liability Company to a company limited by shares.  On August 29, 2000, we changed our name to Genetic Technologies Limited, which is our current name.  We were originally incorporated as a mining company and gradually phased out our mining activities and became a biotechnology company with the acquisition of GeneType AG in August 2000.  Our Australian Company Number (ACN) is 009 212 328.  Our Australian Business Number (ABN) is 17 009 212 328.  We operate pursuant to our constitution, the Australian Corporations Act, the Australian Securities Exchange Listing Rules, the Marketplace Rules of NASDAQ and, where applicable, local legislation.

Our registered office, headquarters, laboratory and business activities are all located at 60-66 Hanover Street, Fitzroy, Victoria, 3065 Australia.  Our telephone number is +61 3 9415 1135.  Our website address is www.gtg.com.au.  Information on our website and websites linked to it does not constitute part of this Annual Report.

On August 29, 2000, we acquired 100% of GeneType AG, including all of its valuable patents, and we changed our focus exclusively to the area of biotechnology.  We also changed our name to Genetic Technologies Limited to better reflect our new business.  In September 2000, our listing was duly transferred from the mining board of the ASX to the industrial board and our shares were thereafter classified under the industry group “Health and Biotechnology”, completing our transformation from a mining and resources company into a biotechnology company.  During 2001, we also acquired 10% of the issued and outstanding shares in Cytomation Inc., based in Fort Collins, Colorado.  At that time, Cytomation was a leader in the manufacture and sales of flow cytometers and cell sorters.  Also, in December 2001, we acquired an initial shareholding of less than 1% in the issued capital of XY, Inc., a company also based in Fort Collins.  In July 2001, we acquired the business of DNA-ID Labs in Perth, Western Australia, as part of our strategy of expanding our paternity testing business in Australia.  In March 2002, we formed AgGenomics Pty. Ltd., based in Melbourne, in order to expand our genetic testing services into the field of plant genetics.  In May 2003, we acquired the fixed assets of the business Genetic Science Services in Melbourne, in order to further expand into the field of genetic testing.

Since the acquisition of GeneType AG, with the exception of certain minor passive interests, the directors have disposed of all remaining mining interests so that our activities now focus solely on emerging opportunities in the field of biotechnology.  Our current activities in biotechnology primarily concentrate on three clearly defined areas of activity which are covered under Item 4.B “Business Overview”.

In early calendar year 2002, we commenced the process of out-licensing our non-coding patents, announcing several early successes.  The first license to our non-coding patents was granted to Genetic Solutions Pty. Ltd. of Australia, and soon after, to Nanogen Inc., Sequenom Inc., Perlegen Sciences Inc. and Myriad Genetics Inc. all of USA.  In the first half of 2003, we granted licenses to Pyrosequencing AB (now Biotage AB) of Sweden, to ARUP and the University of Utah.  During the year ended June 30, 2004, we granted licenses to the University of Sydney, in Australia, Quest Diagnostics Inc. of USA, King’s College London, ViaLactia Biosciences (NZ) Limited of New Zealand, University of Technology, Sydney, Australia, TM Bioscience Corporation of Canada, Laboratory Corporation of America Holdings, Colorado State University of USA, C.Y. O’Connor ERADE Village Foundation of Perth, Western Australia and Ovita Limited of New Zealand.  Since June 30, 2004, we have granted licenses to Genzyme Corporation of USA, MetaMorphix Inc. of USA, Bionomics Limited of Adelaide, South Australia, the Australian Genome Research Facility of Brisbane, Queensland, four parties in New Zealand, Applera Corporation, Bovigen LLC and Optigen LLC all of USA, Innogenetics NV of Belgium and GENOSENSE of Austria.  These licenses are more fully described below under Item 4.B “Business Overview”.

It is a priority for the Company to continue to identify additional parties who would benefit from taking a license to the Company’s non-coding patents.  We are now pursuing negotiations with companies and organizations in USA, Europe, Australia, New Zealand, Canada, Japan and South America that would all benefit from taking a license to our non-coding patents or from collaborations with our service testing business.

In order to increase the rate at which these licenses can be secured, the licensing team at the Company’s headquarters in Melbourne, Australia was expanded during the year by the appointment of additional staff to accelerate the preparation of dossiers on potential licensees.  Internationally, four independent licensing contractors were also engaged to represent the Company “on the ground”, two each in our major markets of USA and Europe.

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

Industry Background

The Human Genome Project (HGP) announced (in 2003) the completion of the first draft of the entire sequence of the human genome.  The biotechnology industry is now working to build upon the vast amount of knowledge generated by that program in order to develop a better understanding of the genetic basis of human health and disease.  Increasingly, genetics is being shown to play a key role in the diagnosis and treatment of many diseases in humans, as well as diseases in animals and plants.  Our growing understanding of genetics is now providing new information for understanding such predisposing or causative factors in many of these diseases.

More recently, the successful mapping of the Mouse Genome was published in December, 2002, and this permitted for the first time, a detailed comparison of human genes and mouse genes.  One of the key findings that has arisen from this work is the significant role that non-coding DNA plays in controlling gene function in both human genes and mouse genes.  For some scientists, but not for our company, these findings - of the great significance of non-coding DNA to gene function - were new, significant and totally unexpected.

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

Genomics

A genome is an organism’s complete set of DNA and the study of that DNA is called genomics.  Genomes vary in size, with bacteria displaying the smallest known genome at 600,000 DNA base pairs, while human and mouse genomes have over 3 billion.  The DNA of the human genome is organized into 24 distinct chromosomes that contain from 50 million to 250 million base pairs on each chromosome.  The DNA on each chromosome contains genes that are specific sequences that encode proteins that actually perform the work within a cell and also make up the cell itself.  Surprisingly, only about 2% to 5% of the human genome is organized into coding DNA, with the remainder being considered to be non-coding DNA.  Our patent portfolio is centered on proprietary methods for utilizing the valuable information contained within these non-coding regions.

Genetic Variability

Almost 99.9% of an individual’s genome is identical to that of every other individual’s genome.  However,  even slight variations in sequence can drastically change how a gene functions.  Variations can lead to harmless changes, such as blue eyes instead of brown, or to major diseases such as cancer, cystic fibrosis, or cardiovascular disease.  Genetic variations can also be responsible for many of the differences in the ways individuals respond to drug therapies.  As a result of this knowledge, routine analysis of SNPs and other genetic variations is expected to play an increasingly important role in the discovery and development of new drugs, as well as in a variety of diagnostic therapeutic and other medical and life science applications.  Industry sources estimate there are millions of genetic variations in the human genome, creating demand for products and technologies that can quickly and accurately detect and analyze these variations.  It is thought that the medicine of the future will be dispensed to a patient based on his or her own specific DNA variations.  This type of “personalized medicine” will require sophisticated genetic tests to determine the genetic composition of an individual, and it is now recognized that such genetic make-up depends not only on the form of the coding DNA, but also the form of the associated non-coding DNA.

Genetic Tests

Most genes come in many different forms, called alleles.  One or more allele may be associated with a particular disease state.  Genetic testing involves the direct examination of an individual’s DNA for a DNA marker associated with the allele of interest.  The determination of the particular alleles an individual has within his or her DNA is called genotyping.

The most commonly tested marker of a particular allele is a SNP.  As much as 98% of the human genome is considered to be non-coding DNA, the majority of the identified 1.4 million SNPs are also located in non-coding regions of DNA.  We believe that a license to our proprietary methods of analyzing non-coding regions of DNA will be absolutely necessary for many of the genetic tests of the future.  Similarly, tests for genetic abnormalities or mutations may involve not just individual SNPs, but also groups of SNPs or even larger sequences of DNA, and such abnormal sequences – large or small – may be located either in the coding region alone, or in the non-coding region alone, or in both the coding and non-coding regions of the gene (or genes) under examination.  Clearly, the variations within genes that may be responsible for a disease are now known to be much more complicated than was previously understood, and the role of non-coding DNA is now being found to be highly relevant in a growing number of diseases.  This similarly applies to genetic disorders in animals and in plants.  Accordingly, more and more genetic testing will in future look not only at coding variations, but also at the non-coding variations within a particular gene.

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

(h)         Markers for disease; and

(i)             Modulation of the immune system.

(a)          The Intron Sequence Analysis patents - allow for the detection of specific motifs within the genetic material in the non-coding regions of DNA which have been shown may be linked to certain alleles or haplotypes within the coding region of the gene.  In other words, whereas most geneticists previously looked at the genetic information located within the coding region alone, our inventions have provided a means of also looking at additional useful information which is located within the non-coding part of the gene, and which is now known to also be important in influencing gene function and, in particular, protein production.  The method is useful, for example, in the determination of tissue typing for transplantation in order to test for possible likely acceptance or rejection of bone marrow or tissue grafts.  The method is also useful in the detection of genetic changes or mutations in the non-coding region of certain genes associated with a higher incidence of certain genetic diseases, such as cystic fibrosis, susceptibility to breast cancer, multiple sclerosis, Alzheimer’s Disease, etc.  It is also now known that more than 100 human diseases are associated with genetic changes in the non-coding part of a particular gene and which are linked to the function of the coding part of that gene.  Similar applications also exist in animals and plants.  Several important markers in livestock, for example, have been shown to be located in the non-coding part of the DNA and also linked to particular coding function – for example, marbling or tenderness.  It has also been shown that variations in the non-coding DNA of plants can influence their function, including the color of flowers and the timing of germination and growth.

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

(c)          The Fetal Cell Recovery patents - describe a novel and safe method for the isolation and collection of fetal cells from the peripheral blood of a pregnant woman, utilizing various HLA or other markers plus flow cytometry - all without any invasive procedure that might endanger the mother or the child.  These patents form the basis of the RareCellect project.

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

(f)            The Parasitology patents - describe means to identify and to control a variety of species of parasites.  The initial patents describe the use of genetic technologies to identify potentially human pathogenic species of the water-borne parasite species of Cryptosporidium and distinguish them from non-pathogenic strains.  This enables more accurate typing of Cryptosporidium organisms which may be important in the management of disease outbreaks.  The second series of patent applications describe the use of modern genetic technologies to identify two novel classes of chemicals which can be used to control the major parasitic worms of sheep and cattle.  These nematodes are responsible for extensive economic losses to the sheep and cattle industries and are rapidly developing resistant to the existing chemicals.  The novel classes of chemical described in these patents offer a safe and highly effective alternative.

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

(i)            The Modulation of the Immune System patents - describe various methods aimed at improving the efficacy of cancer therapy and treatment of HIV-AIDS and form the basis of the ImmunAid project.

In total, we own 8 issued patents and 9 pending patents in the United States.  Reflecting our international business strategy, we have also sought and been granted foreign patents by many other major industrialized nations, corresponding to each of the major patents already issued in the United States.

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

In addition, we may become involved in lawsuits in which third parties file claims asserting that one or more of our patents are invalid.  We cannot predict whether third parties will assert such claims against us or against the licensees of such patents, or whether those claims will have an adverse impact on our business.  We may be forced to defend against such claims, whether they are with or without merit or whether they are resolved in favor of or against our licensees, or us and may face costly litigation and diversion of Management’s attention.  During the period from February 2001 through March 31, 2002, we had in place a patent insurance policy, placed with GE Reinsurance Corporation through Dexta Corporation Limited, their managing general agents in Australia.  Although the policy was not renewed on its expiry, since we had advised Dexta of 13 companies prior to March 31, 2002 as potential infringers, a significant portion of our expenses incurred to date relating to the prosecution of our claims have been covered by the policy.

Of those 13 so identified, we have secured licenses with six, relinquished our claims against four and commenced proceedings against Applera, Covance and Nuvello.  The suits against Covance and Nuvello were subsequently settled.  On December 12, 2005, we announced the final settlement of our patent dispute with Applera Corporation, further to a settlement conference held in San Francisco, California.  The parties had executed a number of binding agreements, including a final Settlement Agreement plus license agreements and a supply agreement and, subsequently, they jointly applied to Northern California District Court requesting that all claims and counterclaims in the legal action be dismissed forthwith.  The total value of the consideration receivable by us is approximately AUD15 million, payable partly in cash and partly in kind, including agreements supplying the Company with certain Applera equipment, reagents and intellectual property rights.  Recognition of in-kind consideration as revenue is subject to us meeting certain revenue recognition criteria including, but not limited to, the measurement of fair value at the time of receipt.

Our Patents

Our current patent portfolio is described below.  “Numbers” refers to either application, publication or patent number.

	COUNTRY / REGION	NUMBERS	GRANTED	PENDING
NON-CODING DNA
Intron sequence analysis method for detection of adjacent and remote locus alleles as haplotypes
Earliest priority August 25, 1989	Australia	AU654111	•
		AU672519	•
	Austria	AT144797	•
	Belgium	EP414469	•
	Canada	CA2023888	•
	Denmark	DK414469	•
	Europe	EP414469	•
	France	EP414469	•
	Germany	DE69029018	•
		DD299319	•
	Great Britain	EP414469	•
	Greece	GR3022410	•
	Hong Kong	HK1008053	•
	Israel	IL95467	•
	Italy	EP414469	•
	Japan	JP3206812	•
	Liechtenstein	EP414469	•
	Luxemburg	EP414469	•
	Netherlands	EP414469	•
	New Zealand	NZ235051	•
	Singapore	SG47747	•
	South Africa	ZA9006765	•
	Spain	ES2095859	•
	Sweden	EP414469	•
	Switzerland	EP414469	•
	United States	US5192659	•
		US5612179	•
		US5789568	•

	Japan	JP2001309796		•
	United States	US20030119003		•

	COUNTRY / REGION	NUMBERS	GRANTED	PENDING
NON-CODING DNA
Genomic mapping method by direct haplotyping using intron sequence analysis
Earliest priority July 11, 1990	Australia	AU647806	•
	Austria	AT185377	•
	Belgium	EP570371	•
	Canada	CA2087042	•
	Denmark	DK570371	•
	Europe	EP570371	•
	France	EP570371	•
	Germany	DE69131691	•
	Great Britain	EP570371	•
	Ireland	IE912426	•
	Israel	IL98793	•
	Italy	EP570371	•
	Japan	JP3409796	•
	Liechtenstein	EP570371	•
	Luxemburg	EP570371	•
	Netherlands	EP570371	•
	New Zealand	NZ238926	•
	South Africa	ZA9105422	•
	Sweden	EP570371	•
	Switzerland	EP570371	•
	United States	US5851762	•

Compositions and methods of use of variable number of tandem repeats (VNTRs)
Earliest priority October 3, 2003	United States	10/956581		•

Markers of predisposition to addictive states
Earliest priority November 8, 2004	Australia	AU2004906419		•
	World	WO2006048778		•

LABORATORY TECHNIQUES
Internal standard for electrophoretic separations
Earliest priority July 11, 1990	Austria	AT159589	•
	Europe	EP466479	•
	France	EP466479	•
	Germany	DE69127999	•
	Great Britain	EP466479	•
	Japan	JP4232850	•
	Sweden	EP466479	•
	United States	US5096557	•

	COUNTRY / REGION	NUMBERS	GRANTED	PENDING
ANCESTRAL HAPLOTYPES
Genetic analysis
Earliest priority November 1, 1991	Europe	EP660877	•
	France	EP660877	•
	Germany	DE69232726	•
	Great Britain	EP660877	•

Method for determining ancestral haplotypes using haplospecific geometric elements within the major histocompatability complex multigene cluster
Earliest priority November 1, 1991	United States	US6383747	•

Methods of genetic analysis involving the amplification of complementary duplicons
Earliest priority February 16, 2005	World	WO2006086846		•

Identification of ancestral haplotypes and uses thereof
Earliest priority August 24, 2005	World	PCT/AU2006/001232		•

ATHLETIC PERFORMANCE
ACTN3 genotype screen for athletic performance
Earliest priority September 16, 2002	Australia	AU2003258390		•
	Canada	CA2499084		•
	China	CN1732270		•
	Europe	EP1546403		•
	India	599/KOLNP/2005		•
	Japan	JP2005538710		•
	New Zealand	NZ538890		•
	Russia	RU2005111236		•
	South Korea	KR1020057004536		•
	United States	US2006121478		•

IMMUNAID PROJECT
A retroviral immunotherapy
Earliest priority August 18, 2000	Australia	AU2003200583	•
	New Zealand	NZ524280	•
	Singapore	SG95523	•
	South Africa	ZA200301694	•
	Brazil	BR0113354		•
	Canada	CA2431954		•
	China	CN1469746		•
	Europe	EP1311267		•
	Japan	JP2004506015		•
	United States	US20030228320		•

	COUNTRY / REGION	NUMBERS	GRANTED	PENDING
Cancer therapy
Earliest priority February 14, 2002	Singapore	SG105902	•
	South Africa	ZA200407142	•
	Australia	AU2003203051		•
	Brazil	BR0307661		•
	Canada	CA2476366		•
	China	CN1646155		•
	Europe	EP1482970		•
	Japan	JP2005523277		•
	New Zealand	NZ534570		•
	United States	US2005180971		•

Strategy for retroviral immunotherapy
Earliest priority February 20, 2002	Singapore	SG105903	•
	South Africa	ZA200407143	•
	Brazil	BR0307868		•
	Canada	CA2476956		•
	China	CN1646156		•
	Europe	EP1482971		•
	Japan	JP2005526729		•
	New Zealand	NZ534590		•

Method of therapy
Earliest priority October 24, 2003	Australia	AU2004283322		•
	Brazil	BR04155335		•
	Canada	CA2543490		•
	China	CN2004838999		•
	Europe	EP1692516		•
	Israel	IL175141		•
	Japan	2006535913		•
	Mexico	PA/a/2006/004522		•
	New Zealand	546873		•
	Russia	RU200611793		•
	Singapore	SG121609		•
	Ukraine	UK200605663		•
	United States	US10/576981		•
	World	WO2005040816		•

Therapeutic strategy for treating autoimmune and degenerative diseases
Earliest priority September 8, 2004	World	WO2006026821		•

PATHOGENS PROJECT
High resolution analysis of genetic variation within Cryptosporidium parvum
Earliest priority August 21, 2002	Australia	AU2003250619		•
	Brazil	BR03137082		•
	Canada	CA2496472		•
	China	CN1681940		•
	Europe	EP1543149		•
	Hong Kong	HK1076295		•
	Japan	JP2004529588		•
	Mexico	MXPA05002027		•
	New Zealand	NZ538418		•
	United States	US2002950977		•

	COUNTRY / REGION	NUMBERS	GRANTED	PENDING
PATHOGENS PROJECT
Compounds, compositions and methods for controlling invertebrate pests
Earliest priority November 15, 2006	Australia	AU2006906383		•

RARECELLECT® PROJECT
Fetal cell recovery method
Earliest priority March 27, 1990	Australia	AU649027	•
	Austria	AT194166	•
	Belgium	EP521909	•
	Canada	CA2059554	•
	Denmark	DK521909	•
	Europe	EP521909	•
	France	EP521909	•
	Germany	DE69132269	•
	Great Britain	EP521909	•
	Greece	GR3034487	•
	Ireland	IE83199	•
	Israel	IL97677	•
	Italy	EP521909	•
	Japan	JP2965699	•
	Liechtenstein	EP521909	•
	Luxemburg	EP521909	•
	Netherlands	EP521909	•
	New Zealand	NZ237589	•
	Singapore	SG79188	•
	South Africa	ZA9102317	•
	Spain	ES2149760	•
	Sweden	EP521909	•
	Switzerland	EP521909	•
	United States	US5447842	•
		US5153117	•

Maternal antibodies as fetal cell markers to identify and enrich fetal cells from maternal blood
Earliest priority May 30, 2002	Australia	AU2003229397		•
	Canada	CA2492631		•
	Europe	EP1532453		•
	Hong Kong	HK1075699		•
	Japan	JP2004509429		•
	New Zealand	NZ537328		•
	Singapore	SG108133	•
	United States	US20050287604		•
	World	WO03102595		•

Identification of fetal DNA and fetal cell markers in maternal plasma or serum
Earliest priority March 5, 2003	Australia	AU2004217872		•
	Europe	EP1599608		•
	Hong Kong	HK1079245		•
	New Zealand	NZ542143		•
	United States	US10547721		•

Methods of enriching fetal cells
Earliest priority May 11, 2005	World	PCT/AU2006/000617		•

Out-licensing our Non-coding Patents Globally

The Company is currently commercializing and licensing its non-coding patents in the USA and elsewhere.

This strategy was initiated in late 2000, soon after GeneType AG and its patents were acquired by the Company.  The first step in the process was to secure patent insurance, which we achieved in early 2001.  This meant that if we were forced to take legal action against infringers, under that policy the cost would be largely covered by our underwriter.  This policy has since expired.

Thereafter, we progressively made contact with many companies in the USA and elsewhere, bringing the patents to their attention and indicating how they might benefit from a license to the Company’s non-coding patents.  In late 2002,  we hired a manager to manage the Australian end of the licensing effort and to establish a central database of all prospective licensees, globally.

The plan initially was to grant a limited number of licenses focusing primarily on the up-front fee component, and then to progressively build recurring annuity or royalty component of subsequent licenses.  When we identified companies that seemed to be clearly infringing our patents, while also indicating they would not take a license, we put them on formal notice under our patent insurance policy.  Overall, the strategy has unfolded as planned.

Our Licenses and Commercial Collaborations

The following section describes our existing commercial and research licenses, our collaborations and our collaborators.  We announced our first license to the non-coding patents to the Australian livestock testing firm Genetic Solutions Pty. Ltd., in February 2002.  Since then, we have formed several collaborations and granted a further 31 licenses.

Commercial Licenses and Collaborations:

Agriculture Victoria Services Pty. Ltd.:  On February 28, 2002, our subsidiary GeneType Pty. Ltd. entered into a joint venture agreement with Agriculture Victoria Services Pty. Ltd. (“AVS”) for the formation of the joint venture company AgGenomics Pty. Ltd., to operate a joint venture business in commercial plant genotyping and genomics services.  Under the terms of the joint venture agreement, we hold 50.1% of the shares of the joint venture company.   We have certain obligations under the joint venture agreement to loan money to the joint venture company, which is not expected to exceed AUD500,000 at any given time.  AVS is not required to provide further funding to the joint venture company.  The agreement is terminable by a party in the event of a breach by the other party that is not timely cured or upon the occurrence of an “adverse event” to the company or to either shareholder.  Adverse events are insolvency type events or discontinuation of business.  In the event of termination the non-defaulting party can require liquidation of the company or purchase the other party’s interest, as it chooses.

Nanogen License:  In April 2002, we granted a license to Nanogen, Inc, of San Diego, USA, who specializes in the development of biochip applications in genetics diagnostics.  Nanogen paid us a non-refundable license fee of $250,000 and unlisted warrants in return for a license limited to genetic research and human diagnostics.  Specifically, Nanogen receives no rights to the mapping patent nor any applications in animals or plants.  Since the date of the initial license, the warrants became “in the money” and we exercised them, acquiring Nanogen shares which we disposed of in market transactions generating a further $275,000 of other income.  The license can be terminated by either party upon any material breach of any term or condition of the agreement not timely cured.  We also can terminate the agreement in the event the licensee becomes involved in insolvency proceedings or if it discontinues its business for any reason.

Sequenom License: Also in April, 2002, we granted a license to bioinstrument maker Sequenom, Inc., who paid us a non-refundable license fee of $500,000 (in cash and shares) in return for a license to our non-coding analysis and mapping patents.  The license can be terminated by either party upon any material breach of any term or condition by the other party which has not been timely cured after notice.  We may also terminate the agreement in the event of the bankruptcy of the licensee or discontinuation of their business.

Perlegen License:  In August 2002, we granted a license to US genome researcher, Perlegen Sciences, Inc., which paid a non-refundable combination of cash and securities worth approximately $598,120 for an exclusive license limited to a specialized field known as “high resolution whole genome analysis”.  Either party can terminate the license agreement upon any material breach of any term or condition by the other party that is not timely cured after notice.  We also have the right to terminate the agreement in the event of insolvency of the licensee or if it discontinues it business for any reason.

Myriad Licenses:  In October, 2002, we announced a licensing agreement with Myriad Genetics, Inc, under which we granted Myriad broad rights to utilize our non-coding patents, in return for which Myriad agreed to pay us a non-refundable license fee of $1,000,000 cash, plus future fees on an annual basis in lieu of royalties, plus the rights to bring Myriad’s predictive tests to Australia and New Zealand.  These tests, which include genetic susceptibility tests for breast cancer, ovarian cancer, bowel cancer, melanoma and cardiac risk are now being offered by the Company in Australia and have resulted in the expansion of our existing genetic testing facilities in Melbourne.  The license can be terminated by either party upon material breach by the other party that is not cured within 30 days of notice.  We also may terminate if the licensee fails to make any payment required by the agreement.  Under the second of two agreements, we are granted a license to use Myriad’s diagnostic services in Australia and New Zealand in exchange for an annual fee.  We are obligated to use reasonable efforts to commercialize the licensed diagnostic services in Australia and New Zealand.  Under the terms of this agreement, we have been granted an option in exchange for upfront payments and a continuing royalty, to expand the license in respect of full sequence testing, which has not been exercised.  The term of this agreement extends until 2012.  Either party can terminate the agreement upon a material breach not timely cured after notice.  In addition, Myriad can terminate if we fail to make any payment required under the agreement.

Pyrosequencing Licenses:  In March, 2003, we announced a cross-licensing agreement with Pyrosequencing AB, of Sweden (now known as Biotage AB).  Pyrosequencing received a broad non-exclusive license to our non-coding DNA analysis and mapping patents but only when used in combination with Pyrosequencing’s “sequencing by synthesis” reagents.  In return, we received a non-refundable cash up front payment, plus royalties for the life of the non-coding patents, plus three state-of-the-art analytical instruments (Pyrosequencing systems), plus other IP rights and assays from Pyrosequencing.  Either party can terminate the agreement upon material breach that is not timely cured by the other party after notice.  In addition, either party can terminate the agreement if the other party becomes involved in insolvency proceedings, or if the other party discontinues its business for any reason.

ARUP License:  In April, 2003, we announced a license to Associated Regional & University Pathologists (ARUP) of Salt Lake City, Utah.  ARUP is a sophisticated laboratory system owned by the University of Utah, and the first service provider actually performing human genetic testing to take a license from the Company.  The license was granted in return for a one-time non-refundable license issue fee.  The license is terminable by a party upon material breach by the other party that is not timely cured after notice.  In addition, we have the right to terminate if the licensee becomes involved in an insolvency or discontinues its business for any reason.  In May, 2003, we had also granted the University of Utah a separate research license to show our support for their leading genetic research program into the non-coding regions of many genomes.  This license is terminable upon material breach by the licensee not timely cured after notice.

Quest License:  In August 2003, we granted a license to our non-coding analysis patents to Quest Diagnostics Inc., based in New Jersey, USA.  The terms included a non-refundable signing fee plus ongoing annual payments in lieu of royalties from Quest for services provided by it in genetic laboratory testing in the United States, Canada and Mexico.  The license is unilaterally revocable by us if upon notice we have a reasonable belief that the license is being used to assist an unlicensed party to avoid obtaining its own license under the licensed patents.  In addition, the license is terminable by one party in the event of a material breach by the other party not cured after notice.  Either party may also terminate the license in the event of an insolvency event affecting the other party or the discontinuation of business by the other party.

ViaLactia License:  In September 2003, we reached agreement with ViaLactia Biosciences (NZ) Limited of Auckland, New Zealand regarding the terms of a research and commercial license to the Company’s non-coding patents.  ViaLactia is a biotechnology company operating as a wholly-owned subsidiary of Fonterra, New Zealand’s largest dairy cooperative.  The license was formally concluded in December 2003.  The purpose of the license is to permit ViaLactia to conduct internal research activities and development of applications of our technology in the dairy industry, including new applications concerning dairy cattle, pasture grasses, mice as models for dairy cattle and yeast and bacteria as applied to the dairy industry.  The license is terminable by either party upon material default of the other party that is not timely cured, without other penalty.

GENDIA Network:  In November 2003, we announced that we had joined the GENDIA diagnostic genetic testing network as the sole GENDIA affiliated laboratory operating in Australia and New Zealand.  GENDIA is a network of some 20 leading laboratories worldwide who work together and share with each other access to highly sophisticated genetic testing procedures.  We are the sole GENDIA-affiliated laboratory in Australia and New Zealand.

C.Y. O’Connor ERADE Village Foundation:  In October 2003, we announced that we had signed heads of agreement to establish a broad strategic alliance with the C.Y. O’Connor ERADE Village Foundation, a leader in biotechnology innovation based in Perth, Western Australia.  Definitive documentation was concluded in June 2004.  Under the terms of the agreement, we acquired all of the Foundation’s patents and other intellectual property in the fields of genetics and genomics, including the Foundation’s issued U.S. patent 6383747-B1 and foreign equivalents.  This extensive package of intellectual property has created additional opportunities for us in support of licensing and service testing.  As part of the arrangement, the Foundation acquired a license to our non-coding patents for a fee, such that the net purchase price for us was settled by the issuance of a total of 16,666,667 of our Ordinary Shares to the Foundation based on a market value of AUD0.39 per share.  The transaction closed in June 2004.  Under the arrangement, we support the ongoing genetics and genomics programs of the Foundation.  Initially, five projects were selected for priority attention and we will provide AUD4.5 million to the Foundation, spread over five years, to help fund such research and development of new intellectual property.  The first five instalments of AUD450,000 each have already been paid, and we have also supplied a letter of credit for AUD450,000 for the term of the agreement.  In return, we are the primary commercialization vehicle for all new inventions, patents, intellectual property and business opportunities arising at the Foundation in the field of genetics or genomics.  We are also obligated to pay royalties to the Foundation on gross revenue derived from the Foundation IP.  We may terminate the license following any breach of the license by the licensee, either party can terminate following a material breach that is not timely cured or following an insolvency event of the other party.

TM Bioscience License:  In December 2003, we granted a license to our non-coding analysis and mapping patents to TM Bioscience Corporation of Toronto, Canada.  The terms provide for a signing fee plus ongoing annual payments as a non-refundable license fee and an annual royalty on licensed products.  This was our first commercial license granted to a Canadian company.  TM Bioscience is a leading provider of diagnostic kits for human genetic testing, exported globally.  The agreement is terminable by a party upon material breach by the other party that is not timely cured, and may be terminated by us in the event of dissolution or sale of the business of the licensee.

LabCorp License:  In February 2004, we granted a license to our non-coding patents to Laboratory Corporation of America Holdings (known as “LabCorp”), a leading provider of human diagnostic services in the U.S. and Canada.  It also performs testing in Europe for other companies, including pharmaceutical companies, for regulatory compliance purposes.  The consideration received for the license, which covers both the non-coding analysis and non-coding mapping patents, included a non-refundable signing fee plus annual license annuity payments for the life of the patents, through 2015.  LabCorp also withdrew a declaratory action in respect of our patents which had been initiated in New Jersey.  The license is terminable by either party upon material breach by the other party that is not timely cured.  In addition, we are entitled to terminate the agreement in the event that the licensee intentionally and knowingly promotes the licensee’s reference testing to third party clinical laboratories for the purpose of circumventing the need for such laboratories to license our patents.  The licensee is entitled to terminate the agreement at any time upon 30 days prior written notice (without prejudice to its accrued obligations thereunder) and we can terminate in the event of an insolvency event involving the licensee or discontinuation of its business.

Ovita License:  In June 2004, we entered into a license agreement with Ovita Limited of New Zealand, granting them a license to our non-coding patents to the extent required in order to commercialize genetic marker tests and pedigree tests and to conduct research and development activities for new applications of our technology in connection with testing of sheep and cattle.  The agreement included the payment of an initial non-refundable research license fee, a non-refundable commercial license fee and a royalty on licensed products made using our patents, payable calculated on gross sales.  The license is terminable by a party for material breach that is not cured by the other party, by licensee upon 30 days’ written notice to us and by either party in the event of discontinuation of its business, an insolvency event or failure to pay amounts due and owing to the other.

Genzyme License:  Effective as of September 17, 2004, we granted a license to our non-coding patents to Genzyme Corporation, based in Cambridge, Massachusetts, in order for the licensee to perform preclinical and human research and human genetic testing.  The grant of the license was in exchange for a non-refundable license issue fee consisting of a cash component and an in-kind component.  The in-kind component consisted of a license agreement in respect of patents owned by Johns Hopkins University and licensed by the licensee.  In addition, Genzyme is obligated to pay to us license annuity fees in lieu of a royalty for each year of the term.  Either party can terminate the agreement upon material breach not timely cured, in the event of insolvency of the licensee, or by the licensee at any time upon 30 days written notice to us.

MetaMorphix Agreements:  On September 17, 2004, we executed two agreements with MetaMorphix, Inc., based in Maryland and specializing in the genetics and genomics of certain animal species, particularly cattle and dogs.  Under the first such agreement, we granted a license to use our non-coding patents in order to commercialize applications of DNA/RNA-based diagnostic assays for use in the livestock, aquaculture and companion animal industries.  The licensee is obligated to pay us annually increasing license annuity fees in lieu of a royalty, as well as a non-refundable license issue fee.  Either party can terminate the agreement upon a material breach not timely cured, or by us upon the licensee’s discontinuation of its business for any reason.  Under the second license, to which MMI Genomics, Inc. (a subsidiary of MetaMorphix) is also a party, we were granted a license to the licensor’s patents and associated know-how in order to perform internal DNA-based diagnostic assays for use in our cattle and canine identity and parentage verification services.  We have subsequently paid the licensor a non-refundable license fee.  The licensor’s obligations include ongoing support for the license and know-how.  The agreement is terminable by either party upon material default by the other party that is not timely cured, or by the licensor in the event we discontinue our cattle and canine identity and parentage verification genotyping services business for any reason.

Bionomics License: Effective November 5, 2004, we entered into two agreements with Bionomics Limited, a public company based in Adelaide, South Australia.  Under the first such agreement, we granted a non-exclusive, royalty-free license to Bionomics to use our non-coding patents in order to (i) perform research and development activities relating to and arising from the identification of genetic factors that may influence epilepsy and (ii) commercialize the results of those research and development activities including, without limitation, epilepsy diagnostic assays.  Bionomics paid us a non-refundable license fee on signing.  Either party can terminate the agreement upon a material breach not timely cured.  Under the second agreement with Bionomics, we were granted a license to use certain intellectual property rights, including patent rights and associated know-how, relating to epilepsy gene discoveries and epilepsy diagnostic assays subject to minimum annual royalties.  We paid Bionomics a non-refundable license fee.  The agreement is terminable by either party upon material default by the other party that is not timely cured.

Australian Genome Research Facility License:  Effective December 31, 2004, we granted a license to the non-coding patents to Australian Genome Research Facility Ltd. (“AGRF”) pursuant to which AGRF can use the patents on a non-exclusive basis for the purpose of performing genotyping services.  The license requires an advance non-refundable license fee and an annual non-refundable annuity for the term of the license in lieu of a royalty, which continues until sooner terminated or the licensee no longer utilizes the patent.  The agreement is terminable by mutual agreement, or by us in the event of a breach of a term or condition by the licensee or if it is subject to an insolvency event.

New Zealand Licenses:  Effective June 30, 2005, we entered into a license agreement with four commercial parties in New Zealand: AgResearch Limited, The Horticulture and Food Research Institute of New Zealand Limited, New Zealand Forest Research Limited and Livestock Improvement Corporation Limited.  Under the terms of the agreement, the parties were granted licenses to our non-coding patents in consideration for which they paid us a non-refundable license issue fee of NZ$450,000.

Applera Corporation Licenses:  Effective December 8, 2005, we entered into various agreements with Applera Corporation of Norwalk, Connecticut as part of a settlement of a patent dispute.  The binding agreements include a final Settlement Agreement plus license agreements and a supply agreement.  The total value of the consideration receivable by us is approximately AUD15 million, payable partly in cash and partly in kind - including agreements supplying the Company with certain Applera equipment, reagents and intellectual property rights.  Recognition of in-kind consideration as revenue is subject to us meeting certain revenue recognition criteria including, but not limited to, the measurement of fair value at the time of receipt.

Optigen License:  Effective May 23, 2006, we executed an agreement with Optigen, LLC of Ithaca, New York.  Under the agreement, Genetic Technologies granted Optigen a non-exclusive license to our non-coding patents for applications in dogs, and Optigen granted the Company the exclusive right to offer and perform the complete range of Optigen genetic tests for diseases in dogs in the Asia-Pacific region.  The addition of the Optigen tests substantially expanded the range of genetic tests offered by us to the canine industry in our region.  The license granted by us to Optigen provides Optigen with access to our non-coding technology, covering all relevant genetic tests and research activities conducted by Optigen, in dogs.

Bovigen License:  Effective June 1, 2006, we granted a license to the non-coding patents to Bovigen, LLC of Harahan, Louisiana.  Under the agreement, Bovigen will use the Company’s non-coding technology to build its business of offering genetic tests to the American livestock industry to determine the presence or absence of certain desirable traits in individual cattle.  The rights that we licensed to Bovigen were granted non-exclusively, and are limited to applications in cattle in the USA, Canada and South America.  In consideration for granting the license, Bovigen paid us an up-front signing fee and will pay ongoing royalties on the future sales by Bovigen for the life of the non-coding patents.

Innogenetics License:  Effective June 30, 2006, we granted a license to the Company’s non-coding patents to Innogenetics NV of Ghent, Belgium.  Innogenetics is a significant supplier of genetic testing kits in Europe and is listed on the Belgium and German stock exchanges.  In consideration for granting the license, Innogenetics paid us an up-front signing fee and will pay ongoing annuities for the life of the non-coding patents.  The agreement is terminable by mutual agreement, or by us in the event of a breach of a term or condition by the licensee or if it is subject to an insolvency event.

GENOSENSE License:  Effective December 1, 2006, we granted a license to the Company’s non-coding patents to GENOSENSE Diagnostics GmbH, a leading anti-aging and preventive genetic diagnostics company based in Vienna, Austria.  In consideration for granting the license, GENOSENSE will pay us an up-front signing fee and will pay ongoing annuities for the life of the non-coding patents.  The agreement is terminable by mutual agreement, or by us in the event of a breach of a term or condition by the licensee or if it is subject to an insolvency event.

Research Licenses and Collaborations

University of Melbourne:  On January 22, 2003, we entered into a collaborative research agreement with the University of Melbourne, Australia, concerning the so-called “ARC Linkage Project”: toward novel approaches for the control of parasitic nematodes via genomics/phenomics.  This agreement sets forth the terms of the collaboration between GeneType Pty. Ltd. and the university for research under an Australian government Research Council Linkage Project.  Under the terms of this agreement, GeneType Pty. Ltd. is obligated to use its best efforts to provide additional funds for the project to make up the projected shortfall as contemplated by the original proposal, over a term of three years.

Horticulture Australia Limited:  On June 18, 2003, AgGenomics Pty. Ltd., a subsidiary of the Company, entered into a three-year Collaborative Research Agreement with Horticulture Australia Limited (HAL) to try and identify a genetic trait for day/night neutrality in strawberries which, if found, could lead to an extension of the cultivation season and consequently higher production.  The research program, costing approximately $1.5 million (AUD2.1 million), is funded by HAL as to 45% and AgGenomics as to 55%.  Any and all intellectual property generated from the project will be owned in the same proportions.

University of Sydney License:  In July 2003, we granted a research license to the University of Sydney, in Australia.    We subsequently entered into a further agreement (dated September 4, 2003) with the University of Sydney pursuant to which we received the exclusive right to commercialize a new and potentially significant genetic invention made by a professor in the Neurogenetics Research Unit and the University’s Faculty of Medicine.  This Australian invention is intended to permit an improved understanding of the genetic factors underlying superior athletic and sports performance, based on the presence or absence of the ACTN3 gene.  Under the terms of this agreement, we made an upfront payment, agreed to pay a royalty on net sales of the invention by us and a fee on first grant of a patent for the invention or any patent rights in any country and a further payment of part of any consideration of whatever kind received by us under a license of the assigned intellectual property.

King’s College License:  In December 2003, we granted a license to our non-coding patents to King’s College, London, in the United Kingdom.  Under the terms of the license, King’s College will be able to apply the non-coding patents to its internal research programs.  The license is terminable by either party upon any material breach not timely cured, without penalty.  King’s College is considered a leader in the field of researching the genetic basis of various psychiatric and psychological disorders, including schizophrenia, anxiety / depression and certain attention deficit disorders.  Future commercial applications arising from research at King’s College would require an additional commercial license from us.  In March 2004, we initiated a joint research project in the United Kingdom to explore the functionality of certain non-coding DNA elements, initially with special focus on the genetics of breast cancer susceptibility and the genetics of certain neuro-psychiatric conditions, such as schizophrenia.  The project was funded by us for a further period of six months, in an amount of GBP53,000 that was paid in two instalments.  In May 2005, we extended the project for the period from June 1, 2005 to December 31, 2005 and agreed to fund the costs incurred by King’s College during that period up to a maximum amount of GBP51,360.  In February, 2006, the Company agreed to further extend its research agreement with King’s College for the period from February 1, 2006 to August 31, 2006 and agreed to fund the costs incurred by King’s College during that period up to a maximum amount of GBP63,700.

University of Technology, Sydney:  Effective December 23, 2003, we entered into a non-commercial research license with the University of Technology, Sydney, to permit the University to conduct internal research activities to research, identify, map and develop tests for genetic markers and genes of interest.  Either party has the right to terminate the agreement upon the occurrence of a material breach that is not timely cured, without other penalty.

Colorado State University:  Effective May 14, 2004, we entered into a research license with the Colorado State University.  This is a royalty-free license to permit the University to conduct research in exchange for a nominal fee.

In addition to the above agreements, we continue to negotiate licensing terms to grant licenses to our non-coding patents to many companies, large and small, and also to government and private institutes, in many countries.  To facilitate these negotiations, we have established a database of all prospective licensees, who we believe would benefit from a license to our non-coding patents.  As at December 2006, the names of more than 2,500 entities had been entered on the database.  Of these, we have so far found evidence of possible infringement in relation to more than 400 of these.  Negotiations have now commenced with more than 40 of these parties.

Given the large number of potential licensees, the Company decided to expand its licensing program during 2006 by applying additional resources in this area.  As a result, the licensing team at the Company’s headquarters in Melbourne, Australia was expanded by the appointment of additional staff to accelerate the preparation of dossiers on potential licensees whilst, internationally, four independent licensing contractors were engaged to represent the Company “on the ground”, two each in our major markets, the USA and Europe.

Building the Genetic Testing Business

Background and History of the Paternity Testing Business

In the early 1990’s, GeneType AG established a small service-testing laboratory in Melbourne, Australia, initially to show-case its non-coding inventions, but also to generate revenue to help support and fund its ambitious research program in those early days.  Following the acquisition of several other small DNA testing laboratories in Australia, GeneType AG consolidated the business such that the Company is now the largest provider of disputed paternity DNA testing services in Australia.  In December 1997, GeneType AG formed a partnership with Curtin University, based in Perth, Australia, to offer DNA paternity tests in Western Australia.  This partnership continues today, with the University helping us collect specimens and sending them to Melbourne, where the actual testing is performed in our laboratory.

Then in August 2000, we acquired 100% of GeneType AG, including control over all its patents and its disputed paternity DNA service testing business.  Later, in July 2001, we acquired the paternity testing business of DNA-ID Labs, another small testing laboratory based in Perth.  Overall, we acquired several small businesses, some in Sydney, plus two based in Perth and one based in Melbourne, eventually making our service testing laboratory based in Melbourne the leading non-Government genetic testing service provider in Australia.  We now have extensive experience in providing DNA-based individuality testing for the resolution of disputed paternity, the determination of familial relationships for immigration purposes and for forensic analysis.

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

We are one of only three laboratories worldwide used by Kenyon Corporation, believed to be the world’s largest disaster management company.  We perform the full range of DNA tests required by Kenyon for purposes of crash victim identification, and provide cover for the region controlled by Kenyon Australia.  The boundaries of this region are determined by the north and south pole, to the west by India, and to the east by Fiji.  Since the relationship was established with Kenyon, no airline serviced by Kenyon has had one of its planes crash in our region.

Over time, we have gained a reputation as a leading genetic testing laboratory, and progressively, we have started to receive specimens for testing from other countries, mostly from countries in the Asia-Pacific region, but also from as far away as the USA and UK.  In addition, we received requests to perform tests outside of human paternity, and this has caused us to consider and now plan a significant expansion of our testing services.

Expansion of DNA Testing Services Beyond Paternity Testing

(1) Plant Testing – in March 2002, we formed a joint venture with the Victorian State Government’s Department of Primary Industry, for the purpose of providing a high throughput genotyping service for plant testing – in order to help plant breeders identify the genes responsible for the detection of commercially relevant traits, such as resistance to disease, accelerated growth and the improvement of crop yields.  A new company, AgGenomics Pty. Ltd., was formed, with us as the majority shareholder and the State agency as the minority partner.  AgGenomics is located at the Plant Biotechnology Centre at La Trobe University, in Melbourne.  In June, 2003, AgGenomics announced it had entered into a two year AUD2.1 million program with Horticulture Australia to identify genetic markers in strawberries.  AgGenomics will also receive 55% of any intellectual property developed during the life of this project after contributing AUD1,165,757 to acquire the IP.

(2) Cancer Susceptibility Testing – the strategic alliance with Myriad delivered to the Company exclusive rights in Australia and New Zealand to perform DNA susceptibility testing for a range of cancers, initially for breast cancer and ovarian cancer, and later, for bowel cancer, melanoma and cardiac risk.  In April 2003, we established our cancer susceptibility testing facility.  In June 2003, this facility was granted provisional accreditation by the National Association of Testing Authorities, Australia (“NATA”).  This important area of testing continues to build momentum, with the addition of new equipment, new employees joining the Company and new technology becoming available exclusively to us, such that the Australian community now has access to some of the latest technologies available for genetic testing.

In July 2006, we further cemented our position as Australia’s leading independent provider of complex genetic testing services with NATA granting further accreditation of our Melbourne laboratory to provide a wide range of complex genetic tests.  Genetic analysis for the predisposition and diagnosis of a wide range of disease states is increasingly being used by clinicians in standard medical practice.  We committed to providing the gold standard in testing technology, with superior turn-around times and a substantially more cost efficient service.  Attainment of the further accreditation by NATA in the area of complex gene sequencing testing services has enabled us to expand the number of clinical service providers who can utilise the Company’s testing service.

(3) Animal Testing – in May 2003, we acquired the assets of Genetic Science Services to expand the range of tests we can offer to include relevant genetic testing in animals – for example, progeny testing in horses, dogs, deer, sexing in birds, and animal disease identification and susceptibility testing for a range of animals, including exotic and zoo animals.  This acquisition will also allow the Company to support research projects involving, for example, the Australian fur seal, and possibly the platypus and various frogs and reptiles.

In addition to NATA accreditation for complex genetic analysis mentioned above, in 2006 we also received NATA accreditation for the provision of canine forensic analysis services.  We are the only laboratory in Australia to receive such accreditation.  This accreditation ensures that we will continue to be the laboratory of choice for all canine forensic analysis, especially where prosecutions are initiated for dog attacks.  In the state of Victoria alone, there are in excess of 7,000 dog incidents reported annually.  This accreditation, together with the recent announcement of a genetic test to determine the breed of dogs, places the Company in a strong position to provide genetic analysis services to local councils around Australia.

(4) Forensic Testing – recognising the increasing use of DNA analysis in forensics and the demand this would place on existing government laboratories, in February 2004, the Company successfully gained forensics accreditation from the National Association of Testing Authorities, Australia (NATA).  We were the first non-government laboratory in Australia to be awarded this accreditation.  Since then, we have developed a highly efficient and technologically advanced forensics laboratory.  This capability was substantially advanced by our recent non-coding licensing deal with Applera Corporation under which we secured equipment and supplies essential to conducting forensics analysis.  Together with these resources and our experience in DNA analysis, the Company is becoming a major provider of DNA analysis services to the forensics community.

In April 2006, we announced that it had been awarded a contract to supply New South Wales Police with DNA analysis services.  Under the contract, we will provide services for an initial trial period of three months after which NSW Police will assess the benefits of outsourcing and then make a decision on seeking tenders for the awarding of a longer term contract for a period of one to five years.  This contract represents the first major outsourcing contract in Australia to be awarded by a state based police department for the provision of DNA analysis services by a non-government laboratory.  We believe a significant opportunity exists for it to assist other policing authorities to expeditiously process DNA samples and is in discussions with a number of these parties.  It is estimated that there is a substantial backlog of DNA samples currently waiting to be processed by police departments throughout Australia.  This is in addition to the processing of DNA samples collected on an ongoing basis from crime scenes.

(5) Athletic Performance Testing – the Company acquired the commercial rights from the University of Sydney for a genetic test, known as the ACTN3 SportsGene Test™, which is capable of determining whether or not athletes possess a predisposition for speed or endurance events.  In September 2005, we announced the official launch of this test in Japan with its Japanese distribution partner, Sportsstyle, to an audience of over 100 sports specialists, including the President of the Japan Federation of Health and Sports.  The launch of the ACTN3 SportsGene Test™ was widely reported in the Japanese press and represented the start of a major program with Sportsstyle that will see the test sold across its extensive Japanese distribution network.  In conjunction with Sportsstyle, we have held meetings with influential sporting bodies looking to use the ACTN3 SportsGene Test™ as part of their training and assessment program.  All commercial ACTN3 SportsGene Tests from Japan will be analysed at our headquarter laboratory in Melbourne.  Further discussions are also being held with other parties around the world with a view to marketing this test in other jurisdictions.

Our Support for Five Significant Research Projects

We strongly support research and development.  Indeed, Genetic Technologies had its foundation as a research company when it was established some 17 years ago.  Since then, the Company has consistently pursued research and, following its Australian listing in 2000 when additional working capital became available, its research activities were significantly expanded.

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

Specifically, patents filed may not issue or may later be challenged by others.  Even if patents issue, the methods described may, with time, be superseded by alternative methods which may prove to be commercially more attractive.  Even if patents issue and the methods developed are successfully reduced to practice and can be shown to be commercially relevant, there is still no assurance that other parties will respect the patents or will take licenses to use the intellectual property.  In such circumstances, it is possible that legal action will be necessary to enforce the Company’s rights.  Such action, in turn, raises a new series of risks including potentially significant legal costs and uncertain outcomes.

To the extent that delays are encountered in concluding the research projects, additional costs may be incurred.  Further, the projected revenues from the projects may also be deferred, potentially impacting on the Company’s liquidity.  In such cases, the Company may seek to partner with outside parties, who will contribute to the costs of research in return for an interest in the project, or the Company may seek to raise additional working capital from the Market.  In a worst case scenario, if the Company’s research projects do not achieve their scientific objectives, the projects may well be closed down with no valuable intellectual property having been created.

(1) RareCellect®

Our subsidiary GeneType AG holds issued patents on a method for the recovery of fetal cells circulating in the peripheral blood of a pregnant woman.  These patents, with an earliest priority date of March 27, 1990, have been granted or allowed in most countries where filed, including the US, United Kingdom, France, Germany, Australia, and Japan.  In March 2001, RareCellect Pty. Ltd. was incorporated by us in Australia for the purpose of performing additional research and development of the method and overseeing its eventual commercialization.

It has long been generally recognized that a simple, universally applicable, non-invasive means of obtaining fetal cells for prenatal diagnosis would represent a major advance over existing practice and would be widely adopted throughout the developed world.  Accordingly, the RareCellect® research is investigating the isolation of fetal cells from both maternal blood and cervical mucous samples at a purity and concentration suitable for clinical genetic testing.  To this end, several innovative patent applications have recently been filed, as the methodology has undergone further substantial refinement in the laboratory.  If successful, the commercial potential of the RareCellect® technique is staggering, with some 9 million live births occurring annually in the USA and Europe alone.  Significant advances in the RareCellect® project have been made are summarised in the following paragraphs.

Put simply, the RareCellect® project aims to eliminate the current risks to a mother and her unborn baby associated with obtaining fetal cells for genetic testing by amniocentesis or chorionic villus sampling (CVS) during the second trimester of pregnancy.  The project focuses on the development of novel and safe processes for isolating fetal cells from the mother during the first trimester of pregnancy while avoiding the need to disturb the developing fetus unnecessarily.

Approximately 0.65% of live births are affected by major chromosomal abnormalities including trisomy 21 (Down’s Syndrome, 0.12%).  Prenatal screening for such disorders is now widely available in developed countries, but is neither standardized nor universal.  Even the best prenatal screening regimens fail to detect 5% of Down’s cases, and suffers from false positive rates of about 5%.  When screening based on past obstetric history or advanced maternal age indicates an increased risk of fetal genetic defects, the pregnant woman is generally subjected to a further, invasive procedure – amniocentesis, CVS, or fetal blood sampling – in order to obtain fetal cells for definitive prenatal diagnosis.  Such procedures are not without risk, resulting in miscarriage rates from 0.5% to 2.0% above the expected background rate, and can lead to congenital abnormalities when performed too early in gestation. Accordingly these tests are not recommended: consequently, some 80% of Down’s syndrome babies are currently born to women under 35 years of age.

It is well-known that fetal cells, including trophoblasts, lymphocytes and erythroblasts, circulate in the peripheral blood of pregnant women, in some cases as early as five weeks’ gestation.  Although these cells are rare, only 1 per 106 to 107 maternal nucleated cells, it is possible to distinguish them from venous blood samples.  To date, no group has been able to purify these cells to the required purity and concentration and with the reliability necessary for a routine clinical trisomy test.  Reasons for this failure have included the lack of markers capable of adequately discriminating fetal from adult cells and limitations on the speed at which the required number of cells can be processed.

The Company’s fetal cell recovery patents describe a method that, in principle, should have the requisite power to reliably discriminate fetal from maternal cells.  The method makes use of the HLA system of cell-surface molecules and the different physical properties of fetal cells compared with adult cells.  The genes that encode the HLA cell surface molecules show great variability (i.e. they are highly polymorphic) in all human populations and are co-dominantly expressed.  Provided that enough different types of HLA molecules can be interrogated, the probability that maternal and fetal cells share exactly the same complement of HLA molecules can be made very small.  Recent advances in flow cytometry (cell sorter) instrumentation have now made feasible examination of enough peripheral blood cells in a sample to identify the very rare fetal cells which has in turn enabled methods to be developed to purify these cells using inexpensive laboratory equipment.  The suitability of this novel method to isolate fetal cells to the required purity for Down’s Syndrome testing has been demonstrated in the laboratory using blood samples obtained from women in the first trimester of pregnancy.  Given the safety of this test, it could be conducted on mothers of all ages potentially eliminating the current occurrence of Down’s Syndrome in young mothers.  Given the early detection of such abnormalities, should termination be required, far less emotion would be potentially involved.

Over the next decade, it is predicted that there will be an enormous increase in the number of genetic tests available to identify fetal characteristics.  There will also be increased pressure to conduct those tests as soon as possible after conception.  The number of cells that can be purified from blood to the purity required for such testing (virtually 100% pure) is too small to perform these complex genetic tests.  As a result, the RareCellect® project is also examining the possibility of isolating fetal cells obtained from the cervical mucous.  This method is moderately invasive but not nearly as invasive as existing methods and is far safer for the fetus than either amniocentesis or CVS.  The application of this method has been demonstrated in the laboratory to enable fetal cells to be isolated at the required purity with no adverse effects on small number of mothers currently tested.

As described above, the proposed project outcome is a non-invasive, pre-natal genetic test.  Revenues from the project will be generated from a mixture of licence fees, royalties and direct, fee-for-service genetic testing.  Using the Company’s patented methods, fetal cells can now be reproducibly and routinely isolated from maternal blood using a combination of the methods.  The combined protocols have been demonstrated in the laboratory to an extent that the RareCellect team consider that it is time to extend the project the next step into clinical trials.  It is anticipated that the clinical analysis and test validation will commence in early 2007 and take around 12-24 months to complete depending on the recruitment rate at a cost of approximately $1 million.  Suitable partners include a Melbourne-based hospital network and, potentially, large US genetics companies.  Initial contacts have been made with suitable hospitals within Australia and ethics approval applications have been submitted, are currently under investigation which will determine the time that the trials can be initiated.  In total, it is anticipated that approximately 1,000 mothers will be involved in these trials and the efficacy and safety of the double blinded RareCellect protocols will be compared with the standard technologies currently in use.  Once initial results from the first of these trials have been shown to be safe and effective, the trials will be extended potentially to the US at the expense of a potential US partner which will enable a substantial increase in patient recruitment and facilitate the routine introduction of the test in the major US market.

The key risk for this project is that the laboratory tests will not translate into the clinic.  Should this be the case, further refinements may be necessary resulting in a longer lead time to commercial revenues and extended cash burn on research.

Markets and competition:  there are some four million pregnancies per year in the US alone.  It is already the case that some form of antenatal screening is provided for most pregnancies in developed countries.  The trend towards increasing numbers of women becoming pregnant later in life is resulting in an increasing risk of chromosomal aberrations in these pregnancies.  Given the expense, inconvenience, and inaccuracy of current screening strategies, and the risks associated with subsequent invasive diagnostic procedures, it seems probable that a reliable, accurate, non-invasive, and relatively inexpensive diagnostic test would be rapidly adopted and applied in all pregnancies early in the pregnancy which would substantially increase the current markets.

This conclusion has, of course, been reached by a number of other parties.  There are currently several competing groups actively pursuing different methods for the isolation of fetal cells from maternal blood, including academic centers in many countries – the USA, United Kingdom, Japan, China, Italy, Singapore, Finland, Germany, Netherlands, France - and commercial organizations, e.g. IQ Corporation, Vysis, Roche Diagnostics, Paragon Genetics and Niagen Genetics.  In 1995, the U.S. National Institutes of Health began funding of the large, collaborative National Institute of Child Health and Fetal Cell Isolation Study (NIFTY) trial, still on-going.  Despite numerous optimistic claims made in the past, it does not appear that a fully satisfactory solution has been found or commercialized yet by any of these bodies.

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

Government regulation:  Clinical testing in most developed countries is subject to extensive regulatory scrutiny, the nature of which varies from one country (and sometimes state) to another.  In Australia, accreditation of laboratories offering pathology services is granted by the Health Insurance Commission, based on a report of assessment by the National Association of Testing Authorities, Australia (NATA).  In addition, in the State of Victoria, where the Company has its headquarters, accreditation may also be obtained from the Pathology Services Accreditation Board, again subject to favorable assessment by NATA.  In the U.S., laboratories are currently certified by the College of American Pathologists and the Health Care Financing Administration, under the authority of the Clinical Laboratory Improvement Amendments of 1988.  However, there are currently moves to introduce an additional level of regulation for entities offering genetic testing, probably under the auspices of the FDA.  Both the Clinical Laboratory Improvement Advisory Committee and the Secretaries Advisory Committee on Genetic Testing have recently held hearings and/or issued reports.  In Australia, the Australian Law Reform Commission and the Australian Health Ethics Committee of the National Health and Medical Research Council have recently issued a major issues paper, “Protection of Human Genetic Information”.  It is anticipated that the field of genetic testing will be progressively subject to increasing levels of governmental regulation in most countries.

(2) ImmunAid

ImmunAid Pty. Ltd. (currently 65% owned by us) was formed in March 2001 in Victoria, Australia, with us owning 60% and the scientists working on the project owning the remaining 40%.  We subsequently acquired a further 5% interest in the company, following the conversion of loans made to it by us into shares.

The ImmunAid project is seeking ways to improve the efficiency of treatments in cancer and chronic diseases such as AIDS, by focusing on the human immune system.  ImmunAid principle researcher Martin Ashdown found that individuals suffering from cancer or who are chronically infected with a virus such as HIV/AIDS mount an immune response against the modified cells, but that the immune response wanes before it can eliminate the cancer or virus.  The immune system seems to switch itself “on and off” in a continuous and repetitive cycle.  The “off” switch is controlled by a group of cells called T-Regulatory cells which limit the immune response to a level that is too low to cure the disease.

ImmunAid researchers have taken regular blood samples from cancer and HIV patients and identified a continuous cycle of rising and falling immune response and a number of small scale monitoring trials of cancer patients have since been conducted under the guidance of Professor Michael Quinn (Royal Women’s Hospital, Melbourne) and Professor Jonathan Cebon (Austin Hospital, Melbourne).  All of the cancer patients examined as part of these trials have shown a varying immune response consistent with the ImmunAid theory.

ImmunAid researchers believe that a cancer can be killed by chemotherapy if the treatment is timed to eliminate the T-Regulatory cells.  Once the T-Regulatory cells are removed, it is proposed that the effectiveness of the immune system will increase, rendering it free to attack the cancer.  This is why, hypothesise the researchers, a small percentage of patients treated with normal cancer therapies seem to unexpectedly recover from the cancer.  In those rare cases where the cancer disappears, ImmunAid researchers believe that chemotherapy may actually be having a greater effect on the immune system (T-Regulatory cells) enabling the liberated immune response to attack and eliminate the cancer.

Further support comes from a report which claimed that some 40% of women examined at autopsy had experienced some form of breast cancer but that only a very small proportion of these cancers had developed into the disease.  This observation is consistent with the proposal that cancers arise far more frequently than observed and are usually effectively eliminated by an immune mechanism.  It is only when the immune response is not sufficiently strong – due to perhaps normal mechanisms and ageing, concurrent diseases, stresses or medications, for example – that the cancer escapes the immune system of the patient and proliferates into disease.  Given this extensive support for the theory, it is planned to initiate a number of small scale trials to further support the ImmunAid concepts.

The novel discoveries made by ImmunAid offer the prospect of improving current treatments by tailoring timed therapeutic interventions for these major diseases.  If successful, the net result of this project could be a “personalised medicine” approach to the treatment of cancer, given that each patient has subtle differences in the periodicity of their immune response against their cancers and, as it is necessary to accurately time the application of therapy, they would have to be individually monitored.

The methods developed by ImmunAid have been protected by the initial filing of patent applications which have been filed in the countries with the major potential markets for these treatments.

The project has undergone a review process and considerable support by external experts in the fields in late 2005.  Future cost and duration of the project will depend on the success of the current exploratory trials in cancer patients aimed to define the optimal timing for treatments.  This may take six months or more.  During this time, it is planned to submit ethics approval applications in several hospitals within Australia (and potentially abroad) which specialise in particular cancers.  As soon as the optimal timing is determined, we will be in a position to initiate the broader number of trials, hopefully mid 2007.  The costs of these trials will depend upon the level of success obtained in the preliminary trials which will determine the size of the clinical studies and availability of collaborators for recruitment of patients for further monitoring and intervention studies.  ImmunAid has already established a network of cooperative cancer and HIV clinicians that would be suitable to participate in such an evaluation.  Estimated budget and timetable for the initial trials is dependant on their size.  Given the potentially enormous impact of the ImmunAid program and the fact that current anticancer therapies are being only moderately modified, it is likely that the clinical trials will be rapidly and reasonably inexpensively implemented.  Importantly, various other parties have expressed an interest to participate in the commercialisation of the ImmunAid project.

(3) Pathogens Program

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

A substantial portion of the costs associated with this project are paid for by interested third parties, including relevant industry bodies such as Meat and Livestock Australia (“MLA”) and the Australian Research Committee (“ARC”).  A summary of the project’s development costs, outcomes and further plans is summarized below:

Project 1 (undertaken between April 2001 and March 2003) – Cryptosporidium parvum

Total estimated costs paid by the Company: $400,000

Gasser et al developed a new, DNA-based test to identify and sub-type Cryptosporidium species and sub-species.  Independent validation of sensitivity and specificity was conducted by Robin Gasser and Rachel Chalmers (PHLS Cryptosporidium Reference Unit, Swansea, UK) post our funding.  Collectively, the Company and Gasser have transferred the test from gels to capillary instruments.  Accordingly, we are now able to offer the test directly.  Marketing of this test is in progress.

Project 2 (current application initiated in January 2003) – Novel methods for the control of the major parasitic worm parasites of sheep and cattle including Haemonchus contortus, Trichostrongylus vitrinus and Ostertagia ostertagi.

Total estimated costs paid by the Company: $750,000 supported by similar amounts from MLA and ARC.

Pathogens, including parasites that effect livestock and other animals, are a major cause of disease globally and the financial losses they cause are significant.  Infestation of sheep and cattle with parasites is estimated to cost Australian producers alone approximately $1 billion annually.  To make matters worse, these parasites have grown resistant to the drugs that are commonly used to treat them.  Left unattended, parasitic worms infest the gut of livestock, reducing their growth and leading to lower productivity and quality of wool.  Farmers typically control parasitic worms by drenching, but the efficacy of current treatments is becoming progressively less due to the development of resistance.  This trend, say the experts, is likely to get worse, so there is a major global drive to develop novel means to control parasites.  The Company, in collaboration with the University of Melbourne, is working to address the problem by investigating the genome of the parasites.

This novel approach has led the researchers to identify several essential genes associated with the reproduction or the development of the parasitic worms. In a recent development, researchers have gone a step further and identified compounds that actually interact with the parasites, either killing them or rendering them unable to reproduce. Importantly, these compounds have no adverse effect on the host animal.

The world market for antiparasitic drugs for animals is estimated to be worth around $5 billion per year and the Company is in initial discussions with major animal health chemical companies to develop products based on patent applications arising from this exciting research.

The Pathogens Program has been support by grants from Meat and Livestock Australia (“MLA”) and the Australian Research Council and is protected by strong patents.  In August 2006, we announced that MLA had agreed to contribute more than $970,000 to the Pathogens Program which will be used to continue the Company’s research into the use of innovative genetic technologies to produce safe and environmentally friendly treatments to control disease-causing parasites.

The next stage of the project is to test these compounds under trial conditions with a view to producing commercial products for release to global livestock markets.  Genetic Technologies has already commenced negotiations with a number of large livestock pharmaceutical companies with a view to marketing products from the Program.

(4) Genomic Matching Technique

In June 2004, we entered into a series of agreements with the C.Y. O’Connor ERADE Village Foundation, incorporating the Immunogenetics Research Foundation and the Institute of Molecular Genetics and Immunology (“CYO” and the “Foundation”) under which (i) we acquired CYO’s entire patent estate in the field of genetics and genomics, known collectively as the “Genomic Matching Technique” (“GMT”) (ii) we granted a license to CYO to utilize our non-coding patents, and (iii) we agreed to provide research funding to the Foundation for a period of five years to develop novel, high-value genetic tests for commercialization by us.

The research program was formed upon the acquisition by the Company of all the genetics and genomics intellectual property generated by the Foundation, which showed great promise in a number of important areas, including improved tissue typing and transplantation techniques in human bone marrow transplantation, plus an extensive range of new opportunities in the field of human genetics and animal genetics, including cattle, horses, dogs and fish.  The Company will also own any and all intellectual property generated by the Foundation as part of the agreement between the parties.

It is becoming increasingly apparent that the traditional genetic tests which have been developed to diagnose individuals susceptible to diseases, or identify plants or animals that have desirable characteristics, provide limited information.  As such, the Company is working closely with the Foundation to develop a novel approach designed to overcome these shortcomings.  The GMT developed by CYO, is an effective, yet relatively simple, method for identifying genetic differences between individuals.  A large number of GMT clusters have now been identified which are being associated with genes that may be implicated with diseases.

One such potential disease association has been discovered with Age-related Macular Degeneration, a disease of the eye which often results in blindness in the aged.  A proportion of patients diagnosed with the milder form of the disease develop to the more-advanced form which results in blindness.  GMT may be used to effectively identify those susceptible to disease progression, enabling early intervention with therapy.  This approach can potentially delay the onset of the disease, or reduce its severity.  These possibilities will be pursued during the coming year.

In the area of tissue and marrow transplantation, CYO and independent laboratories have shown that transplant recipients who were matched to donors using the traditional immune markers and by GMT had a substantially increased chance of long term survival compared with patients matched for the immune markers alone.  This data demonstrates that the GMT is revealing information about the haplotype of the individuals as it applies to transplantation that is over and above that provided by traditional immunological typing.  This principle can be extended to a range of similar disorders.

We are now in the process of commercialising various applications of the GMT technology as they relate to immune-related diseases, including autoimmune diseases.  These include the early identification of people who are susceptible to disorders such as Type I diabetes, multiple sclerosis, lupus and rheumatoid arthritis, thereby increasing their lifespan and quality of life by delaying the onset of disease, reducing the severity of disease or potentially eliminating the disease altogether.

Research currently being undertaken by CYO involves investigating whether this principle can be extended to diseases outside the immune system.  These include virtually all diseases and desirable traits of plants and animals.  These tests may potentially revolutionise genetic testing throughout the world.  The tests are rapid, inexpensive, can be readily performed on standard equipment and provide significantly more information than regular genetic tests.

This extensive program is strongly protected by a series of international patents that is constantly being expanded.

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

Representatives from the Company and the Foundation have recently met with external parties to identify potential commercial partners to advance these projects and discussions are continuing.  Subject to these negotiations, first commercial outputs may be received during the 2007 calendar year.  Further, additional products are likely to be developed and offered to the market progressively during the life of the program.  Some of these inventions could have significant value - both in terms of saving lives and in generating new sources of revenue for the Company.

(5) Addictive States

This research collaboration with King’s College, London (currently being carried out under the auspices of Dr. Gerome Breen), has developed new ways of identifying novel VNTRs (Variable Number Tandem Repeat polymorphisms) in humans and is aimed at understanding the molecular mechanism of drug addiction with particular emphasis on cocaine and, potentially, other drugs.  Cocaine is a powerful stimulant that directly affects the brain and is one of the most addictive of the drugs of abuse, and its use often has fatal consequences.  There are well over 1 million people in the United States alone who need rehabilitation for their cocaine abuse and a further 750,000 people in the United Kingdom are estimated to use cocaine at least once a year.  Of greatest concern, in 1988, 3.2% of grade eight students in the US had reported using “crack” (cocaine) at least once in their lives.  These figures are much higher in other countries and are growing daily as the price of cocaine decreases.

There is little scientific evidence of the detailed mechanism of addiction.  The major receptors in the brain for cocaine and related drugs have been identified.  However, it is not known how these receptors vary between individuals, possibly explaining why some people become addicted while others do not.  The objective of this project is to study the genes of addicts, users who are not addicted and non-users in an effort to discover the reasons for the differences.  This information could be used to develop a genetic test to identify potential addicts and which genes are altered in particular addicts, enabling effective treatment regimes to be prescribed.  This would also enable pharmaceutical companies to design drugs that would be more effective in treating addicts with particular gene modifications.

The project has reached the stage where the first of the genetic differences have been identified which has formed the topic of first patent application.  The estimated timing of the project to identify the first genes of addiction was two years at a cost of approximately $180,000 which concludes in December 2006.  Discussions are currently being undertaken on the conditions of any further collaboration to identify further genetic causes of addiction, possibly with the support of a large multinational organisation.

Competition

Licensing

Our licensing business principally covers two families of “non-coding” patents.  As we are the sole owners of these patents there is, by definition, no direct competition in this activity.  However, to some degree, there are alternate technologies in the market place which can be used to perform genetic analysis and genomic mapping and so in this regard we do face indirect competition and a potential risk of technological obsolescence.  A more serious risk of obsolescence comes from the inevitable expiry of our patents in 2015, at which time our ability to generate license revenues from these particular patents will cease.  It is anticipated that, over time, however, licensing of additional patents filed by the Company in other areas of genetics will replace revenues currently generated from the licensing of the non-coding patents.

Genetic testing - paternity

The size of the Australian DNA paternity testing market can only be estimated, as the tests fall outside of the Australian public health (Medicare) regime and hence no central records are kept.  Our best estimate is that the total size of the market is about 5,000 tests per year which, if correct, would give the Company approximately a 50 percent total market share.  There are presently a number of other organisations that offer these tests in Australia, most of which are NATA accredited.

Sonic and Symbion Health are the two largest pathology companies in Australia.  Throughout Australia, Symbion Health refers exclusively to DNALabs.  In Victoria, NSW and WA, Sonic refer exclusively to their own laboratories.  The Australian market for paternity testing is now saturated and, since the entry of two of the three major pathology companies in the later part of 2003, our ability to generate growing revenues from this market has reduced.   As of December 2006, our market share appears to have stabilized.

A brief outline of each competitor in this area is listed below.

DNAlabs:  This is our largest competitor and is a wholly-owned subsidiary of Sydney IVF.  It obtains paternity testing referrals exclusively from Symbion Health (formerly Mayne Health) which has the largest share of the Australian pathology market.

Sonic Health Care:  A division of Sonic, the second largest pathology provider in Australia.  The laboratory is Sydney-based and was established by the ex-head of DNAlabs.  Once accreditation was granted in July 2003, the referrals which the Company had previously received from Sonic ceased.

Healthscope (formerly Gribbles):  The third largest pathology provider in Australia, which entered the paternity testing market in late 2003, and is aggressively pricing their service in order to increase market share.

Victorian Institute of Forensic Medicine:  This is the Coroner’s laboratory in Victoria.  We know from their annual report that for the last five years their workload has been relatively static at 150 cases per annum.

John Tonge Centre:  This is the Coroner’s laboratory in Queensland.  They are NATA accredited but don’t offer the test commercially.

Medvet Science:  This laboratory is based in South Australia and its major shareholder is the State Government.  Prior to the entry of Gribbles, it had a monopoly in S.A. and also controls the market in the Northern Territory and Tasmania.

DNA Solutions:  This company was established in the late 1990’s and sells its services over the internet.  DNA Solutions is the only non accredited provider which has its own laboratory.  Their business is generated via the web and they have sites in various countries.

DNA-Bioscience:  An internet based company which commenced trading in May 2005.

Genetic testing - diagnostics

As the sole licensee in Australia and New Zealand for the genetic test for the predisposition for familial breast cancer, we do not have any commercial competitors in this area.  However, the test is provided by the pathology departments of certain public hospitals.  They are not true competitors in that the numbers of such tests that can be performed is restricted due to limited Government funding.  Further, the hospitals use strict patient selection criteria such that only the top 10% of highest risk patients are tested.

Genetic testing - forensics

Forensic DNA testing is defined to include DNA tests, the results of which can be relied upon as evidence in a court of law.  To meet the strict standards of court evidence, forensic testing can only be conducted through NATA accredited laboratories that have been approved for forensics work.  We are the first non-government owned, NATA accredited forensics laboratory in Australia.  At the moment, virtually all forensic testing is conducted through state government owned laboratories.  These laboratories have substantial backlogs and, for this reason, do not generally undertake private DNA forensic tests.  As such, we are one of a few accredited laboratory currently providing forensic testing services to the public.  To resolve the backlog problem, various state governments have already suggested that they plan to outsource the testing of forensic samples to the private sector.  In fact, in April 2006, the Company announced that it had been awarded a contract to supply New South Wales Police with DNA analysis services.  Under the contract, Genetic Technologies will provide services for an initial trial period of three months after which the NSW Police will assess the benefits of outsourcing and make a decision on seeking tenders for the awarding of a longer term contract for a period of one to five years.

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

Queensland University currently offers testing across animal species but particularly horses, where it is currently the preferred laboratory for stud book recording.  Queensland University also provides a DNA service testing for dogs and cattle.  Genetic Solutions Pty. Ltd. is currently offering a range of genetic tests for the cattle industry.  Genetic Solutions is a smaller laboratory which has also indicated that it may extend its testing services to sheep.

AgResearch is a research laboratory in New Zealand used by Ovita, a company specializing in providing sheep herd management systems that includes a genetic breeding scoring system.  Ovita has indicated that it would like to expand its services into the cattle industry.

Some of major pathology companies in Australia already have vet pathology businesses and almost all have expertise in human DNA profiling. We expect that they will enter the animal testing market in the medium term.

Genetic testing - plants

There are no material levels of commercial DNA service tests conducted in Australia for plants, other than commissioned research conducted by public authorities (such as universities and CSIRO) or by commercial organisations that internally conduct DNA tests as part of the ordinary course of their operations.  In recognition of this, we established AgGenomics Pty. Ltd., a joint venture between ourselves and the Victorian State Government.  The joint venture is controlled by Genetic Technologies (owning 50.1%).  The commercial goal of AgGenomics is to offer the following services to plant breeders and researchers:

•                  High throughput extraction of plasmid DNA and genomic DNA;

•                  High throughput DNA sequencing;

•                  High throughput genotyping; and

•                  SNP discovery and analysis.

AgGenomics has focused on the commercial species of greatest value to the Australian economy and also species where the most substantial funding has been invested, including wheat, barley, canola, cotton, vegetable brassicas (e.g. cabbage, cauliflower, brussel sprouts and broccoli) and wine grapes.  To date, AgGenomics has completed a number of commercial projects on behalf of some of these industries.

In Australia, we have two major competitors.  The first is Southern Cross University, which specializes in tropical fruits and rice but, as they are highly specialized and do not match AgGenomics’ testing capacity, they are not seen as a major threat.  The second, South Australian Research & Development Institute (SARDI), is seen as our major threat as in the next few years there is a reasonable expectation that they will have the capacity to match AgGenomics.  In addition to this, their expertise in plants is similar to ours.

Whilst we have few domestic competitors, our major commercial threat comes from offshore laboratories based in the USA, England and Korea.  These laboratories have a significantly higher throughput than AgGenomics and by and large enjoy greater economies of scale, thereby reducing their production costs.  To date, a few large Australian plant sequencing contracts have been lost offshore in cases where the client simply requires the return of the genetic data and does not require our expertise in its interpretation.

Genetic testing - sports performance

We own the worldwide patents and marketing rights to the ACTN3 SportsGene Test™.  This unique genetic test, which focuses on the ACTN3 gene, is the subject of granted patents and cannot be offered by any other party within the patent territories.  As such, we have no competitors for this genetic test.  As the ACTN3 SportsGene Test™ provides an indication of an individual’s predisposition to sports/power sport performance as opposed to endurance sport performance, there are a range of other tests, genetic and non genetic that may also indicate a predisposition to particular sporting performance.  None of these, however, specifically relate to a genetic test on the ACTN3 gene which, scientifically, has shown a very high correlation to sports performance.

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

One innovation in our research has been to isolate placental derived cells (trophoblasts) from the blood of the mothers.  From a scientific standpoint, trophoblasts are easier to isolate than fetal cells, but they are inherently genetically unstable.  We have, however, been successful in demonstrating that they can be used for prenatal genetic diagnosis.

We hold worldwide patents concerning a method for the recovery of fetal cells from maternal blood.  These cells can then be used to analyze the genetic health of the fetus, without the need to perform the current invasive tests.  We are currently conducting pre-clinical research to optimize the fetal cell isolation techniques as part of the project’s commercialization process involving clinical trials which are due to commence in early 2007.  Patent applications have been filed to cover recent inventions in this field.

Local competition in Australia has come from Monash Medical Centre and Gribbles Pathology.  Both of these groups were working on the isolation of trophoblasts from cervical mucous samples.  Gribbles has previously released press statements about their technology suggesting imminent commercialization, however no such reports have been forthcoming of late.  Similar claims have also appeared in the press in the past from Monash University, but recent announcements made by the University indicate that this aspect of their research has been terminated.

The development of non-invasive fetal diagnostics is a highly competitive field.  Worldwide groups actively pursuing non-invasive fetal cell diagnostics include:

•                  Genzyme Corporation, USA

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

We have a minority interest of 17.45% in a mining joint venture in Western Australia known as the Duketon Belt Joint Venture which has been fully written off in the Company’s accounts.  To date, the Venture has only been subject to exploration drilling.  As at June 30, 2006, we had provided performance bonds of $63,810 (AUD85,963) to the Mines Department in respect of restoration and environmental matters.

The Directors of the Company are not aware of any potential environmental issues in respect of this mining exploration project.

Item 4.C         Organizational Structure

The following table shows the organizational structure of Genetic Technologies and its subsidiaries as at the date of this Annual Report:

Genetic Technologies Limited is the holding company of the group and is listed on the Australian Securities Exchange, under the code GTG, and on the NASDAQ Global Market, under the ticker symbol GENE.

Item 4.D         Property, Plant and Equipment

GeneType Pty. Ltd., a wholly-owned subsidiary of the Company, rents the offices and laboratory premises located at 60-66 Hanover Street, Fitzroy, Victoria, Australia from Bankberg Pty. Ltd., a company associated with the Company’s Chief Executive Officer, Dr. Mervyn Jacobson.  The lease expires on June 30, 2011, with an option for renewal for another 10 years, at a current annual cost of approximately $300,000.

Item 5.            Operating and Financial Review and Prospects

You should read the following discussion and analysis in conjunction with Item 3 “Selected Financial Data” and our financial statements, the notes to the financial statements and other financial information appearing elsewhere in this Annual Report.  In addition to historical information, the following discussion and other parts of this Annual Report contain forward-looking statements that reflect our plans, estimates, intentions, expectations and beliefs.  Our actual results could differ materially from those discussed in the forward-looking statements.  See the “Risk Factors” section of Item 3 and other forward-looking statements in this Annual Report for a discussion of some, but not all, factors that could cause or contribute to such differences.

Item 5.A         Operating Results

Overview

Our Formation

GeneType AG was incorporated in Zug, Switzerland on February 13, 1989 to exploit the commercialization of the hypothesis that the non-coding region of the human HLA gene complex of chromosome 6 is a valuable and highly ordered reservoir of useful genetic information, largely overlooked by the rest of the world.

Genetic Technologies Limited was incorporated on January 5, 1987 as Concord Mining NL in Western Australia.  On August 13, 1991, we changed our name to Consolidated Victorian Gold Mines NL to better reflect the operations of the Company at the time.  On December 2, 1991, we again changed our name to Consolidated Victorian Mines NL.  On March 5, 1995, we again changed our name to Duketon Goldfields NL.  On October 15 1995, we changed our status from a “No Liability” company to a company limited by shares and the name became Duketon Goldfields Limited.  On August 29, 2000, we changed our name to Genetic Technologies Limited, which is the current name of the Company.

On August 29, 2000, Duketon Goldfields Limited received shareholder approval to change its activities from a mining company to a biotechnology and genetics company on the acquisition of all the issued capital of GeneType AG of Switzerland.  Following the acquisition of GeneType AG, the new combination has been engaged in the researching, developing and commercialization of genetic concepts primarily related to our intron sequence patents and genomic mapping patents.  We are also the largest accredited paternity testing laboratory in Australia which GeneType has been operating since 1990.  Over the past five years, the Company has granted licenses to its patents and expects to derive revenue from further licensing of its patents.  Prior to the merger with GeneType AG, the mining exploration activities had ceased and were being progressively disposed of by August 2000.  The company was basically an investment shell and following the completion of the merger the old shareholders of GeneType AG were in control of the company which formed the basis for treating the acquisition of GeneType AG as a reverse acquisition.

Development Stage Enterprise

Until 2002, we were a development stage enterprise.  We had been developing our technology that resulted in the granting of seven families of patents in the USA which we have now actively started to commercialize and enforce.  Since inception up to June 30, 2006, we have incurred $17,002,436 in operating losses and a further $2,238,382 in other comprehensive income.  Our losses have resulted principally from costs incurred in research and development, investment activity and from general and administrative costs associated with our operations.  Other comprehensive losses relate primarily to foreign exchange translation adjustments recorded on conversion of our accounts from Australian dollars to US dollars.  See the Consolidated Statements of Operations in our attached financial statements.

The research and development costs incurred prior to August 2000 of approximately $6 million were funded by shareholders of GeneType AG.  On completion of the merger of Duketon Goldfields Limited and GeneType AG in August 2000, to form Genetic Technologies Limited, existing funds of approximately $5 million within Genetic Technologies were applied towards research and development and general and administrative expenses associated with our operations.  The Company also sold its investment in Cytomation Inc. of Fort Collins, Colorado in November 2001 for approximately $5 million.  The funds realized from this sale were applied towards research and development and general and administrative expenses associated with our operations.  The Company has completed several placements of shares, including one in August 2003, and there have been other amounts raised from the exercise of unlisted options.  We have primarily depended on these sources of funds to meet our financing needs.  However, we now license our non-coding technology and provide a series of genetic tests, both of which generate revenue to fund our expenses.

The extent to which we continue to incur losses will depend on the quantum of license fees received from the licensing of our patents, the amount of annuities and royalties we receive from past licenses, and the number of genetic tests we conduct.  We may not be able to license our technology successfully or ever achieve or sustain profitability.

Where We Derive our Revenues

Our major source of revenues up to June 30, 2002 were grants received from the Australian Government under the START Program licensing, fees from licensing the non-coding patents, DNA paternity testing services income in Australia and interest income from our cash on deposit and other cash equivalents.

Since June 30, 2002, the Company has been successful in securing licenses for its technology from Genetic Solutions Pty. Ltd., Nanogen Inc., Sequenom Inc., Perlegen Sciences Inc., Myriad Genetics Inc, ARUP, Quest Diagnostics Inc. of USA, King’s College London, ViaLactia Biosciences (NZ) Limited of New Zealand, University of Technology, Sydney, Australia, TM Bioscience Corporation of Canada, Laboratory of Colorado State University of USA, C.Y. O’Connor ERADE Village Foundation of Perth, Western Australia, Ovita Limited of New Zealand, Genzyme Corporation of USA, MetaMorphix Inc. of USA, Bionomics Limited of Adelaide, South Australia and University of Utah, four commercial parties in New Zealand, Applera Corporation of USA, Innogenetics of Belgium, GENOSENSE of Austria, among others.  We expect that licensing revenue in the form of up-front payments and royalties and subscription agreements may provide the majority of our income in the future.  We anticipate licensing other companies in the drug discovery, research, genomics, genetics, IT, service provider, pharmaceutical and biotechnology industries on a world wide basis.  Our service testing revenue has increased annually since 2001.

We also received proceeds from the disposal of some of our remaining non-core mining assets which were held for resale in Australia and Canada during the year ended June 30, 2003.  This is non-recurring income.

Fiscal Year

As an Australian company, our fiscal year ends on June 30 each year.  We produce audited consolidated accounts at the end of June each year and provide reviewed six-monthly accounts at the end of December each year, both of which are prepared under Australian Accounting Standards which include Australian equivalents to International Financial Reporting Standards (“AIFRS”).

Recent Accounting Pronouncements

Accounting Changes and Error Corrections

In May 2005, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 154, Accounting Changes and Error Corrections, a replacement of Accounting Principles Board (“APB”) Opinion No. 20 and FASB Statement No. 3 (“SFAS 154”).  SFAS 154 provides guidance on the accounting for and reporting of accounting changes, including changes in principle, accounting estimates, and the reporting entity, as well as, corrections of errors in previously issued financial statements.  SFAS 154 requires retrospective application of voluntary changes in accounting principle to prior period financial statements, unless it is impracticable to do so.  SFAS 154 also provides that a change in accounting estimate that is affected by a change in accounting principle is accounted for as a change in estimate.  SFAS 154 carries forward from APB 20, Accounting Changes, the reporting for a correction of an error, a change in the reporting entity, and the requirement to justify a voluntary change in accounting principle on the basis of preferability.  SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005 with early adoption permitted for accounting changes and corrections of errors made in fiscal years beginning after the date SFAS 154 was issued.  The Company plans to adopt this pronouncement in fiscal years beginning July 1, 2006 and does not believe the adoption of SFAS 154 will have a material effect on the financial statements.

Uncertainty in Income Taxes

In July 2006, the FASB issued FASB Interpretation (“FIN”) No. 48, Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109, Accounting for Income Taxes (“FIN 48”).  FIN 48 creates a single model to address uncertainty in tax positions and clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements.  FIN 48 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure, and transition.  In addition, FIN 48 clearly scopes out income taxes from SFAS No. 5, Accounting for Contingencies.  FIN 48 applies to all tax positions related to income taxes subject to SFAS No. 109.  This includes tax positions considered to be “routine” as well as those with a high degree of uncertainty.  The guidance contained in FIN 48 is also applicable to pass-through entities, non-taxable entities, and entities whose tax liability is subject to 100% credit for dividends paid. FIN 48 utilizes the following two-step approach for evaluating tax positions: recognition (step one) and measurement (step two).  Step one occurs when an enterprise concludes that a tax position, based solely on its technical merits, is more-likely-than-not to be sustained on examination.  Step two is only addressed if step one has been satisfied.  Under step two, the tax benefit is measured as the largest amount of benefit, determined on a cumulative probability basis, which is more-likely-than-not to be realized on ultimate settlement.

Derecognition of a tax position that was previously recognized would occur when a company subsequently determines that a tax position no longer meets the more-likely-than-not threshold of being sustained.  FIN 48 specifically prohibits the use of a valuation allowance as a substitute for derecognition of tax positions.  FIN 48 requires expanded disclosures, including a tabular roll forward of the beginning and ending aggregate unrecognized tax benefits as well as specific detail related to tax uncertainties for which it is reasonably possible the amount of unrecognized tax benefit will significantly increase or decrease within twelve months.  These disclosures are required at each annual reporting period, unless a significant change occurs in an interim period.  FIN 48 is effective for fiscal years beginning after December 15, 2006.  The Company plans to adopt this pronouncement in fiscal year beginning July 1, 2007 and does not believe the adoption of FIN 48 will have a material effect on the financial statements.

Fair Value Measurements

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (“SFAS 157”).  SFAS 157 provides enhanced guidance for using fair value to measure assets and liabilities and also responds to investors’ requests for expanded information about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings.  SFAS 157 applies whenever other standards require (or permit) assets or liabilities to be measured at fair value and does not expand the use of fair value in any new circumstances.  Under SFAS 157, fair value refers to the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market in which the reporting entity transacts.  SFAS 157 clarifies the principle that fair value should be based on the assumptions market participants would use when pricing the asset or liability.  In support of this principle, SFAS 157 establishes a fair value hierarchy that prioritizes the information used to develop those assumptions.  The fair value hierarchy gives the highest priority to quoted prices in active markets and the lowest priority to unobservable data.  Under SFAS 157, fair value measurements would be separately disclosed by level within the fair value hierarchy.  SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007.  The Company plans to adopt this pronouncement in fiscal years beginning July 1, 2008 and does not believe the adoption of SFAS 157 will have a material effect on the financial statements.

Critical Accounting Policies

Revenue Recognition

Revenues are recognized at the fair value of the consideration received net of any goods and services tax (GST).

Rendering of Services

Revenues received from the rendering of services are recognized when the provision of these services is completed and the fee for the services provided is recoverable.  Service arrangements are of short duration (in most cases less than 3 months).

Sale of Marketable Securities

The securities consist of equity securities, which are stated at fair value, and unrealized gains or losses on the securities are recorded in the consolidated statements of operations.

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

Patents

External costs incurred in filing, defending and protecting patent applications for which no future benefit is reasonably assured are expensed as patent fees as incurred.  As of June 30, 2006 and 2005, none of these external costs have been capitalized.  Acquired patents for which a future benefit is reasonably assured are capitalized and amortized over their useful life.

License fee income

When the Company has no future obligations in relation to its license agreements that do not have fixed terms and renewal options, license fee income is recorded on the execution of a binding agreement, because the Company has no future obligations, income is fixed and determinable, and collection is reasonably assured.  Royalties received from these licenses are recognized when earned and no future performance is required by the Company and collection is reasonably assured.  Income under license arrangements with fixed terms and renewal options is deferred and recognized on a straight-line basis over the license period.  The Company has no other arrangements with its licensees to provide services besides the license agreement.  Revenues are recognized at the fair value of the consideration received net of the amounts of goods and services tax (GST).  Any securities received as a component of the upfront license fees are recorded as revenue, based on the market price of the securities at the date of signing the license agreement in the case of listed securities, and the price at which securities were most recently issued by the licensee in the case of unlisted securities.  The Company grants no refunds to its customers.

Impairment of Long-Lived Assets

Pursuant to guidance established in SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, the Company evaluates the recoverability of its long-lived assets at least annually, or whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable.  Management considers the carrying value not to be recoverable if it exceeds the future projected cash flows (undiscounted and without interest charges) from the use of the asset and its eventual disposition.  Management also re-evaluates the periods of amortization to determine whether subsequent events and circumstances warrant revised estimates of useful lives.  An impairment loss is recognized when the carrying amount of the asset exceeds its fair value.  The resulting impairment loss is classified as a component of loss from operations.  No impairment losses have been recognized for any of the periods presented.

Pursuant to guidance established in SFAS No. 142, Goodwill and Other Intangible Assets, the Company tests goodwill for impairment annually and on an interim basis if events or changes in circumstances between annual tests indicate that the asset might be impaired using the two-step process prescribed in SFAS 142.  The first step is a comparison of the fair value of the reporting unit with its carrying amount, including goodwill.  If this step reflects impairment, then the loss is measured as the excess of the recorded goodwill over its implied fair value.  Implied fair value is the excess of the fair value of the reporting unit over the fair value of all identified assets and liabilities.  Since the adoption of SFAS 142, no impairment losses have been recognized.  However, in fiscal year 2006, the Company recorded a write-off of goodwill amounting to $81,851.

Non-Cash Stock Compensation

Prior to July 1, 2005, the Company elected to account for its stock-based employee compensation plan under the intrinsic value method in accordance with the Accounting Principals Board Opinion No. 25: Accounting for Stock Issued to Employees (“APB 25”) and related interpretations.  The Company has adopted the disclosure-only provisions of FASB Statement No. 123: Accounting for Stock-Based Compensation (“SFAS 123”) as amended by FASB Statement No. 148: Accounting for Stock Based Compensation – Transition and Disclosure (“SFAS 148”).

In accordance with APB 25, the Company records and amortizes, over the related vesting periods, deferred compensation representing the difference between the exercise price of stock options granted and the fair value of the Company’s ordinary shares on the measurement date.  Options granted to consultants and other non-employees are accounted for in accordance with Emerging Issues Task Force Consensus No. 96-18:  Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or In Conjunction with Selling, Goods or Services, and valued using the Black-Scholes option valuation model.  In circumstances in which the Company’s shares are issued in exchange for services, compensation is recorded based on the fair value of the shares at the date of measurement, as determined by reference to quoted market price.

Effective from July 1, 2005, the Company adopted the requirements of SFAS 123 (revised 2004): Share-Based Payments (“SFAS 123R”) using the “modified prospective” method thereby recognising the compensation cost in the financial statements for all share-based payments granted after that date, and based on the requirements of SFAS 123, for all unvested awards granted prior to the effective date of SFAS 123R.

On August 29, 2000, shareholders approved the grant of 3,000,000 options to Directors.  Each option granted to Directors was exercisable into one Ordinary Share at any time on or before April 14, 2005 at a fixed price of AUD0.45 per share.  On August 12, 2003, Ian Dennis exercised 1,000,000 options at AUD0.45 by paying AUD450,000 and simultaneously sold the resulting 1,000,000 shares.  The remaining 2,000,000 lapsed unexercised on April 14, 2005.

On November 30, 2001, under our Constitution, shareholders approved the creation of a Staff Share Plan (the “Plan”).  Under the Plan, the Directors may at their discretion, grant options over our Ordinary Shares to Directors, executives and members of staff of the consolidated entity.  The options, issued for nil consideration, are granted in accordance with guidelines established by the Directors.  The options are generally issued for a term of up to six years.  In accordance with the terms of the Plan, options generally vest on the basis of 25% per annum and can be exercised at any time after vesting prior to the date of their expiry.  The options are not transferable and are not quoted on the ASX.  There are currently four Directors, four executives, nine consultants and 28 staff who have been granted options under the Plan.  Options issued under the Plan carry no rights to dividends and no voting rights.

Options issued under the Plan during the following financial years are as follows:

Year ended June 30, 2004:

Grant date	Expiry date	Number granted	Exercise price

December 15, 2003	May 20, 2009	2,000,000	AUD0.48
December 15, 2003	December 15, 2009	750,000	AUD0.59
	Total	2,750,000

The 2,000,000 options issued on December 15, 2003, which had an exercise price of AUD0.48 and were due to expire on May 20, 2009, were granted to two Directors, Russell Granzow (1,000,000) and Prof. Deon Venter (1,000,000).  The options granted to Russell Granzow lapsed following his resignation from the Company on April 19, 2004.  The options granted to Prof. Venter lapsed upon his resignation from the Company on August 23, 2006.  The remaining 750,000 options were granted to Dr. Adrian Hodgson.  These, too, expired following his resignation on May 12, 2005.  A total of 1,225,000 of the options issued under the Plan lapsed during the year ended June 30, 2004.

Year ended June 30, 2005:

Grant date	Expiry date	Number granted	Exercise price

July 29, 2004	February 27, 2010	580,000	AUD0.56
July 29, 2004	February 27, 2010	500,000	AUD0.49
September 6, 2004	September 6, 2010	750,000	AUD0.48
November 30, 2004	April 19, 2010	500,000	AUD0.48
	Total	2,330,000

On July 29, 2004, we issued a total of 1,080,000 options under the Plan to employees of the Company, with exercise prices ranging from AUD0.49 to AUD0.56.  On September 6, 2004, we issued 750,000 options under the Plan to Tom Howitt, our Chief Financial Officer and Company Secretary.  These options are exercisable at AUD0.48 and expire on September 6, 2010.  On November 30, 2004, we issued 500,000 options under the Plan to a Director, Robert Edge.  These options are also exercisable at AUD0.48 and, following his retirement on November 17, 2006, will expire on May 17, 2007.  A total of 1,187,500 of the options issued under the Plan lapsed during the year ended June 30, 2005.

Year ended June 30, 2006:

Grant date	Expiry date	Number granted	Exercise price

August 12, 2005	August 12, 2011	1,450,000	AUD0.43
August 12, 2005	August 12, 2011	1,000,000	AUD0.53
November 23, 2005	November 23, 2011	1,000,000	AUD0.56
January 17, 2006	January 17, 2012	400,000	AUD0.45
June 22, 2006	February 1, 2012	750,000	AUD0.46
June 22, 2006	May 31, 2012	700,000	AUD0.40
	Total	5,300,000

On August 12, 2005, we issued 750,000 options under the Plan to Geoff Newing, our Chief Operating Officer, and a further 250,000 options to Tom Howitt.  These options are exercisable at AUD0.53 and expire on August 12, 2011.  On November 23, 2005, we issued 500,000 new options under the Plan to each of two Directors, Henry Bosch AO and John Dawkins AO.  These options are exercisable at AUD0.56 and expire on November 23, 2011.  The remaining 3,300,000 options were issued to various employees.  A total of 2,630,000 of the options issued under the Plan lapsed during the year ended June 30, 2006.

Post June 30, 2006:

No options were issued under the Plan during the period from June 30, 2006 to the date of this Annual Report.  However, during that period, a total of 1,400,000 options lapsed unexercised.

As at the date of this Annual Report, there was a total of 13,877,500 options outstanding, of which a total of 13,277,500 had been issued under the Plan.  As of June 30, 2006, no further options are to be granted to Directors of the Company as part of their compensation arrangements.

On August 2, 2001, the Company announced that it had entered into an agreement with GTH Capital of New York to pursue its listing on the National Association of Securities Dealers Automated Quotations (“NASDAQ”).  This agreement was assigned by GTH Capital to GMCG, LLC, the successor of GTH Capital, on April 1, 2002.  In accordance with the agreement, Genetic Technologies issued 150,000 shares to GTH Capital on October 10, 2001 and agreed to issue 900,000 options at an exercise price of $0.36 (AUD0.70) to GTH Capital within three years, subject to it meeting certain performance criteria.  On January 14, 2002, GTH were entitled to receive 540,000 of the options.  In accordance with SFAS 123, the Company has recorded an expense of $67,846 during the year ended June 30, 2002.  During the year ended June 30, 2004, GMCG, LLC became entitled to a further 60,000 options which in accordance with SFAS 123 we have recorded as an expense of $10,827 during that year.  We have now issued to GMCG, LLC the 600,000 options that have met specific performance criteria.  Subsequent to June 30, 2005, the parties agreed not to proceed with the issue of the 300,000 remaining options, notwithstanding the successful listing of the Company’s Level II ADR’s on NASDAQ on September 2, 2005, as certain performance criteria were not met by GMCG, LLC.

On May 22, 2001, Gtech International Resources Limited, a controlled entity issued 130,000 directors options to Dr. Mervyn Jacobson at an exercise price of $0.25 (CAD0.38) which vested immediately.  These options lapsed unexercised on May 22, 2006.  Stock compensation expense in respect of these options of $8,380 was recorded during the year ended June 30, 2001.  On February 3, 2005, Fred Bart and Ian Dennis exercised a total of 158,500 options in Gtech International at an exercise price of $0.16 (CAD0.20) each.  On August 26, 2005, 100,000 options in Gtech International were granted to Tom Howitt at an exercise price of $0.38 (CAD0.45) each.  Stock compensation expense in respect of these options of $7,234 was recorded during the year ended June 30, 2006.

On September 4, 2003, as part of the placement of 13,333,333 shares at AUD0.75, we issued the subscriber with 6,666,667 options exercisable at AUD1.00 on or before September 30, 2005.  These options subsequently lapsed on September 30, 2005.

Options issued under the Staff Share Plan (the “Plan”) carry no rights to dividends and no voting rights.  In accordance with the terms of the Plan, options generally vest on the basis of 25% per annum and can be exercised at any time after vesting to the date of their expiry.  The options generally have an expiry date of six years from the date of grant.  Effective from July 1, 2005, the Company adopted SFAS 123R, thereby recognising the compensation cost in the financial statements for all share-based payments granted after that date, and based on the requirements of SFAS 123,  for all unvested awards granted prior to the effective date of SFAS 123R.  In 2005 and 2004, the Company recorded an expense based upon the difference between the exercise price and the issue price of the Company’s Ordinary Shares at the date of the option grant.  In the years ended June 30, 2006, 2005 and 2004, the expense was $597,088, $591 and $976, respectively.  Under the Plan, the Company also issued options to consultants who would not be deemed employees of the Company.  The Company records an expense in accordance with APB 25 based on the fair value of the options issued in exchange for the services and the vesting period.  In the years ended June 30, 2006, 2005 and 2004, this expense was $13,755, $nil and $51,101, respectively.

The following is additional information relating to all options outstanding as of June 30, 2006:

	Options outstanding			Options exercisable
Range of exercise prices	Number of options	Weighted average exercise price	Remaining weighted average contractual life (years)	Number of options	Weighted average exercise price

$0.21 - $0.30	875,000	$0.29	2.89	131,250	$0.28
$0.31 - $0.40	8,552,500	$0.35	3.04	3,465,000	$0.35
$0.41 - $0.50	5,250,000	$0.43	2.28	4,700,000	$0.44
$0.51 - $0.60	600,000	$0.52	1.19	600,000	$0.52
	15,277,500	$0.38	2.72	8,896,250	$0.40

During 2006, no options (2005: 500,000) were issued at an exercise price equal to the market price of the stock on the grant date.  The weighted average exercise price and weighted average fair value of the options issued in 2005 was $0.38 and $0.24, respectively.  In addition, no options were granted during 2006 (2005: 1,830,000) at exercise prices exceeding the market prices of the stock on the respective grant dates.  The weighted average exercise price and weighted average fair value of the options issued in 2005 was $0.39 and $0.23, respectively.

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

	June 30,
	2006	2005	2004

Risk Free Interest Rate	5.62%	5.21%	5.80%
Expected Dividend Yield	—	—	—
Expected Volatility	0.53	0.55	0.89
Expected Lives (years)	5.0	5.0	6.0

Had the Company elected to adopt the fair value recognition provisions of SFAS 123, pro forma net loss would be as follows:

	Year ended June 30,
	2005	2004

Net loss as reported	$(5,742,949)	$(4,816,726)
Employee stock-based compensation, net of taxes, as calculated under APB 25 included in net loss as reported	591	976
Employee stock-based compensation, net of taxes, as calculated under SFAS 123	(606,418)	(532,408)
Pro forma net loss	$(6,348,776)	$(5,348,158)
Net loss per ordinary share (basic and diluted) as reported	$(0.02)	$(0.02)
Pro forma net loss per ordinary share (basic and diluted) as reported	$(0.02)	$(0.02)

Refer to Note 13 of the attached financial statements for further details regarding the Company’s stock options plans.

Comparison of the Year Ended June 30, 2006 to the Year Ended June 30, 2005

License revenues

We earned licensing revenue of $4,997,223 for the year ended June 30, 2006 compared to $4,970,007 for the corresponding period in 2005, a modest increase of $27,216 or 1%.  The majority of our licensing revenues for the year were generated as a result of our successful settlement of the dispute with Applera Corporation, to whom we granted a license to use our non-coding technology.  In addition, we received non-refundable up-front fees from six other licensees, including Innogenetics NV of Ghent, Belgium, Bovigen LLC of Harahan, Louisiana and various parties in New Zealand.  The 2006 financial year also saw a significant 143% increase in the level of annuity and royalty income we received from existing licensees.  Annuity and royalty income, which is included in the total licensing revenue figure above, totaled $1,166,773, as compared to $480,468 for 2005.  As progressively more licenses are granted, it is expected that this recurring revenue stream will continue to increase.

Service testing revenues

Our service testing revenues of $1,906,290 represented fees received from our genetic testing services in Melbourne, Australia.  This figure represented an increase of $96,989 or 5% over the prior year figure of $1,809,301. As additional marketing efforts continue to deliver greater numbers of tests, it is hoped that revenues from several areas of the business will increase service testing revenues during the coming financial year.  Further, recent accreditation has resulted in the Company becoming the first non-Government laboratory in Australia to be able to undertake forensic testing.  The Company has already secured work in this expanding area of genetic testing and has tendered for work that certain Australian State Governments are now seeking to outsource.  In addition, through the execution of an agreement with Optigen LLC, the Company has secured the exclusive right to offer a range of genetic disease tests for dogs.  This agreement is expected to generate a significant increase in testing revenue from dog testing.

Grant income

We earned grant income of $426,574 for the year ended June 30, 2006 which was consistent with the amount of $437,278 for the corresponding period in 2005.  As in the prior year, the grants were received from Horticulture Australia Limited in relation to a research project into the genetic of strawberries and from the Australian Government as part of an Export Marketing Development Grant.

Other income

We received other income of $14,915 for the year ended June 30, 2006 compared to $3,469 for the corresponding period in 2005, an increase of $11,446.

Operating expenses

Total operating expenses for 2006 of $11,922,340 were materially less than those incurred in the prior period, being $13,142,133.  An explanation of this $1,219,793 decrease is provided below under the five respective expense categories.

Service testing expenses

Service testing expenses increased by $1,036,993 or 30% to $4,547,437 for 2006 as compared to $3,510,444 in 2005.  During the 2006 financial year, the Company expanded its current product range whilst continuing the development of a range of new tests.  A major area of improvement has been the continued development of our Laboratory Information Management System (“LIMS”).  The cost of maintaining and developing the LIMS is necessary to ensure the accuracy, integrity and confidentiality of the genetic tests performed by the Company.  The LIMS also enables the reporting of results to be securely and accurately maintained more efficiently.  A further service testing expense incurred during the year related to our successful accreditation by the National Association of Testing Authorities, Australia (“NATA”).  The attainment of this further accreditation, although relatively costly, enables the Company to offer an increased number of tests to the public.  These additional costs should lay the foundation for the further expansion of our genetic testing business.  The business of genetic testing is still in its relative infancy and the creation of this valuable infrastructure should ensure that we maintain our position at the forefront of a developing industry.  The increase in testing revenues during the year has also resulted in a modest increase in general laboratory supply costs.

Research and development expenses

Research and development increased by $984,872 or approximately 53% to $2,815,804 in 2006 from $1,830,932 in 2005.  During the 2006 financial year, the Company continued to fund its five principal research and development projects and to incur additional expenditure in an effort to accelerate the commercialization of its RareCellect and ImmunAid projects, in particular.

Patent and license fees

Patent and license fees includes associated license and legal fees.  Patent and license fees decreased markedly by $3,194,272, or 69%, to $1,438,345 for 2006 as compared to $4,632,617 in 2005.  The significant decrease in fees incurred during the 2006 financial year related almost solely to the reduction in legal fees paid by the Company in respect of its dispute with Applera Corporation, which was successfully settled in December 2005.

Sales and marketing

Sales and marketing expense has increased by $276,310 or 48% to $846,808 for 2006 as compared to $570,498 in 2005.  This increase is due to greater levels of marketing activity undertaken during the year to expand the Company’s genetic testing business generally and to promote the services offered by the Company through attendances at various industry and trade shows.

General and administrative expenses

General and administration expense has reduced by $323,696 or 12% to $2,273,946 for 2006 as compared to $2,597,642 in 2005.  General and administration expenses continue to be incurred in line with normal operating parameters, with the modest decrease reflecting certain expense reallocations, principally to sales and marketing, and other general efficiencies generated during the year.

Interest income

Interest income has increased by $117,517 or 24% to $601,803 for 2006 as compared to $484,286 in 2005.  This additional interest income is due principally to the higher average balances in the Company’s cash and cash equivalents held by the Company during the 2006 financial year and a general increase in interest rates applicable to the Company’s deposits.

Interest expense

Interest expense increased by $31,566 or 100% to $63,316 for 2006 as compared to $31,750 in 2005.  This interest expense was incurred in relation to the hire purchase agreements entered into by the Company part way through the 2005 financial year to finance the purchase of certain items of office and laboratory equipment.

Net profit on sale of assets

In 2005, the Company generated a net profit of $97,809 from the sale-and-hire-back of certain items of laboratory equipment to the National Australia Bank Limited as part of its hire purchase arrangements.  No such profit was made during the 2006 year, however a gain of $1,735 was generated from the sale of other assets.

Net foreign exchange gains (losses)

Foreign exchange gains of $92,403 were incurred during 2006 as compared to losses of $140,861 in 2005.  The foreign exchange gains were primarily due to changes in the value of the Australian dollar as compared to the US dollar which had a positive impact on our cash deposits in US dollars.

Taxes

Taxes reduced by $127,690 or 65% to $67,649 in 2006 as compared to $195,339 in 2005.  This decrease is largely attributable to movements in the Australian dollar / US dollar exchange rate which reduced the balance of the withholding tax payable in respect of the US licensing revenue generated by the granting of the license to companies resident in the US.

Comparison of the Year Ended June 30, 2005 to the Year Ended June 30, 2004

License revenues

We earned licensing revenue of $4,970,007 for the year ended June 30, 2005 compared to $507,910 for the corresponding period in 2004, a significant increase of $4,462,097 or 878%.  This increase was principally due to the $3,782,000 (AUD5,000,000) up-front license fee we received from Genzyme Corporation of Massachusetts in consideration for us granting Genzyme a license to use our non-coding technology.  In addition, we received up-front fees from five other licensees, including MetaMorphix Inc. of Maryland, Bionomics Limited of Adelaide, South Australia and the Australian Genome Research Facility Limited of Melbourne, Victoria.  The 2005 financial year also saw a healthy increase in the level of annuity and royalty income we received from existing licensees.  Annuity income, which is included in the total licensing revenue figure, totaled $480,468, as compared to $66,912 for 2004.  As progressively more licenses are granted, it is expected that this annuity stream will continue to increase.

As in the previous year, the ongoing patent dispute against Applera Corporation has had a negative impact on the rate at which the Company is able to secure additional licenses.  Given that this matter was satisfactorily resolved in December 2005, following Applera’s decision to take a license from the Company, we anticipate that the Company’s licensing activities should expand in future years.

Service testing revenues

Our service testing revenues of $1,809,301 represented fees received from our genetic testing services in Melbourne, Australia, compared to $1,969,963 for the previous year.  The decrease of $160,662 or 8% was due to a modest decrease in the volume of genetic testing performed by the Company.  As additional marketing efforts start to have an impact, it is hoped that revenues from several new genetic tests will increase service testing revenues during the coming financial year.  Further, recent accreditation has resulted in the Company becoming the first non-Government laboratory in Australia to be able to undertake forensic testing.  The Company has already secured work in this expanding area of genetic testing and has tendered for work that certain Australian State Governments are now seeking to outsource.  Finally, the Company has expended considerable energies in expanding its livestock testing business during the 2005 year which has already generated growing revenues.

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

Other income

We received other income of $3,469 for the year ended June 30, 2005 compared to $12,427 for the corresponding period in 2004, a decrease of $8,958.

Operating expenses

Total operating expenses increased by $5,144,675 or approximately 64% to $13,142,133 in 2005 compared to $7,997,458 in 2004.  An explanation of this increase is provided below under the five respective expense categories.

Service testing expenses

Service testing expenses have increased by $1,266,424 or 56% to $3,510,444 for 2005 as compared to $2,244,020 in 2004.  During the 2005 financial year, the Company has diversified and expanded its product range to offer the tests that detect an individual’s susceptibility to contract certain forms of inherited cancers, determine their genetic disposition to either power or sprint sports events, and produce a genetic profile of various animals for stud book purposes.  The development of human genetic disease tests is both complex and expensive and requires a specialist team to develop and modify the respective tests.  Most of the increased expenses incurred in laboratory supplies can be directly attributed to this area.  The sports performance testing area also required resources to develop the test with most of the reagent usage being allocated to a research project that was conducted for the group that found the original genetic variant.  Approximately 1,000 samples were tested as part of this project.  The new animal tests had to be developed from scratch with several hundred samples being analyzed to validate the test.  This development work will now enable the Company to offer these tests for many years to come.

Research and development expenses

Research and development increased by $161,448 or approximately 10% to $1,830,932 in 2005 from $1,669,484 in 2004.  During the 2005 financial year, the Company continued to fund its five principal research and development projects and to incur additional expenditure in an effort to accelerate the commercialization of its RareCellect and ImmunAid projects, in particular.

Patent and license fees

Patent and license fees includes associated license and legal fees.  Patent and license fees increased by $3,828,277 or 476% to $4,632,617 for 2005 as compared to $804,340 in 2004.  The significant increase in fees incurred during the 2005 financial year related almost solely to the legal fees paid by the Company in respect of its patent dispute with Applera Corporation.  As the case gained momentum during the year, so did the levels of associated legal activity.  Further, as our patent insurance coverage expired, we had to meet a greater proportion of the legal fees that were incurred.  As mentioned elsewhere in this Annual Report, the satisfactory resolution of this matter in December 2005, following Applera’s decision to take a license from the Company, should reduce the need for the Company to instigate such legal action in the future, thereby reducing the level of patent and license fees incurred.

Sales and marketing

Sales and marketing expense has decreased by $423,329 or 43% to $570,498 for 2005 as compared to $993,827 in 2004.  This reduction reflects reduced numbers of promotional materials produced during the 2005 year and other related reductions.

General and administrative expenses

General and administration expense has increased by $311,855 or 14% to $2,597,642 for 2005 as compared to $2,285,787 in 2004.  General and administration expenses continue to be incurred in line with normal operating parameters, with the modest increase reflecting a general increase in corporate activity.

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

Net foreign exchange losses

Foreign exchange losses decreased by $31,099 or 18% to $140,861 in 2005 as compared to $171,960 in 2004.  The foreign exchange losses were primarily due to the increase in the value of the Australian dollar as compared to the US dollar which had a negative impact on our cash deposits in US dollars.  During 2005, the movement in the value of Australian dollar to US dollar was less than that in 2004.

Taxes

Taxes increased by $167,760 or 608% to $195,339 in 2005 as compared to $27,579 in 2004.  This increase is largely attributable to the withholding tax payable in respect of the US licensing revenue generated by the granting of the license to Genzyme Corporation of Massachusetts.

Item 5.B                          Liquidity and Capital Resources

Summary

Our overall cash position depends on numerous factors, including the success of licensing our non-coding patents, the numbers of genetic tests processed by our laboratory, completion of our product research and development activities, ability to commercialize our products, market acceptance of our products and services and how we choose to commercially exploit our technology.  We expect to devote additional capital resources to the expansion of our licensing program on a worldwide basis, continue our research and development programs with a view to commercializing our technology in our target markets, hire and train additional staff, expand our research and development activities and acquire or make investments in businesses that are complementary to our existing business.  Each of these activities will inevitably involve the outflow of cash reserves.

During the years ended June 30, 2004, 2005 and 2006, we have incurred net losses of $4,816,726, $5,742,949 and $4,020,323, respectively.  We anticipate incurring additional costs over at least the next several years as we expand our research and development activities and conduct further trials of our technology.  The extent to which we will incur losses in future years depends largely on the success of the licensing of our non-coding technologies and the expansion of our genetic testing business.

Since inception, our operations have been financed primarily from capital contributions by our stockholders, licensing and service testing revenues, grants, and interest earned on cash and cash equivalents.

We believe that our cash and cash equivalents of approximately $8.2 million as of June 30, 2006, will provide us with sufficient capital to fund a base level of operations for the next two years as from that date.  During this period, we expect to be able to continue to adequately fund our research and development activities, licensing program, product development and commercialization efforts and other operations.  Further, as these activities continue to expand, we anticipate that the revenues generated should assist the Company achieve a cash break even result from operations, thereby extending the Company’s base level of operations.

Our net cash used in operating activities was $3,161,657, $5,016,397 and $4,545,189 for the years ended June 30, 2004, 2005 and 2006, respectively.  Cash used in operating activities for each period consisted primarily of losses incurred in operations reduced by depreciation and amortization expenses, exchange movements and unrealized profits and losses relating to investments.  In approximate order of magnitude, cash outflows typically consist of staff-related costs, service testing expenses, general and administrative expenses, research and development costs and legal/patent fees.

Our net cash used in investing activities was $640,737, $19,276 and $116,047 for the years ended June 30, 2004, 2005 and 2006, respectively.  Typically, cash used in investing activities related to the acquisition of laboratory equipment.  During the 2005 financial year, the establishment of the equipment finance facility described below reduced cash outflows for that year and future years.  In addition, the agreement reached with Applera Corporation in December 2005 has provided us with significant credits for laboratory equipment and reagents produced by the company.

Our net cash provided by financing activities was $6,994,357, $10,067,926 and $(337,042) for the years ended June 30, 2004, 2005 and 2006, respectively.  The vast majority of these funds were received from the issue of Ordinary Shares in the Company, either as part of a direct placement of Shares (as during the year ended June 30, 2004) or as the result of the exercise of options (as during the year ended June 30, 2005).  During 2006, the cash flows used in financing activities were attributable to the repayment of hire purchase principal.

Apart from the purchase of laboratory equipment of $640,737 in 2004, $467,689 in 2005 and $119,388 in 2006, we had no material capital expenditures for the years ended June 30, 2004, 2005 and 2006.  During the year ended June 30, 2005, we acquired further laboratory equipment costing approximately $540,000, the majority of which was subsequently sold and hired-back under the equipment hire purchase facility detailed below.

On January 14, 2005, the Company executed a Master Asset Finance Agreement with National Australia Bank Limited in respect of a $1,951,250 (AUD2.5 million) asset hire purchase facility (the “Facility”).  As at the date of this Annual Report, the Company had financed the acquisition of laboratory equipment under the Facility with a total value of $1,182,141 (AUD1,592,538).  It is expected that other purchases of laboratory equipment will be financed under this Facility in the future, to the extent that sufficient credit is available.  The use of this Facility enables the Company to better match the cost of the equipment with the future revenues to be generated from it in a cost-effective manner and minimizes the outflow of valuable cash.

The long-term loan of $519,610 (AUD700,000) as of June 30, 2006 represents an unsecured, non-interest bearing loan from the Australian Commonwealth Government received under the Research & Development Start Program.  The loan represents a portion of a grant received by the Company, which has been deferred in accordance with the grant agreement.  The loan will be repayable on or before January 15, 2009, if the Company commercializes a product as a result of the research covered under the grant.  If no product is commercialized, the Company will recognize grant revenue after January 15, 2009, when the loan is no longer repayable.  The costs associated with the research have been expensed.

Future Cash Needs

We expect that operating expenses and, to a lesser extent, capital expenditures will be a material use of our cash resources in future.  As of June 30, 2006, we had cash and cash equivalents totaling approximately $8.2 million.  We believe that this working capital is sufficient for our anticipated needs for the next two years as from that date.  We do not have any lines of credit apart from the equipment finance facility with National Australia Bank Limited and a nominal credit card facility with St. George Bank Limited which, as of June 30, 2006, had available credit of $81,653 (AUD110,000).  We anticipate generating additional cash in future years from our licensing activities and the expansion of our service testing business.

Operating Leases

We are obligated under various operating leases for periods expiring through 2011.  Payments under non-cancelable operating lease arrangements for office premises and laboratory facilities expire on various dates through June 30, 2011, resulting in the lease commitments over that period which are stated in the following table.

The following is a schedule of future minimum lease payments for operating leases that had initial or remaining non-cancellable lease terms in excess of one year as of June 30, 2006:

Year ending,

2007	$305,458
2008	325,031
2009	325,031
2010	325,031
2011	325,031

Total minimum lease payments	$1,605,582

Rent expense totaling $298,457, $293,100 and $266,731 for the years ended June 30, 2006, 2005 and 2004, respectively, was paid to Bankberg Pty. Ltd.

The following is a schedule of future minimum hire purchase payments for equipment finance that had initial or remaining non-cancelable lease terms in excess of one year as of June 30, 2006:

Minimum hire purchase payments

Year ending 2007	$404,220
Year ending 2008	378,526

Total minimum hire purchase payments	$782,746
Less: future finance charges	(53,728)

Aggregate hire purchase expenditure contracted for as at reporting date	$729,018

Aggregate expenditure commitments comprise:
Current liability	$364,008
Non-current liability	365,010

Total expenditure commitments	$729,018

Item 5.C                          Research and Development, Patents and Licenses, etc.

Our principal business is biotechnology, with the emphasis on genomics and genetics, the licensing of the non-coding patents, reduction to practice of our fetal cell patents and expansion of the related service testing business.

The following table details historic R&D expenditure by project.  All projects are described at Item 4.B above.

	2006	2005	2004
	$(a)	$(b)	$(c)

RareCellect	$891,841	$540,050	$694,989
ImmunAid	211,456	203,792	75,456
Pathogens	134,333	141,069	254,836
Genomic Matching Technique	1,232,535	689,940	321,225
Addictive States	189,304	96,754	74,330
Other general R&D	156,335	159,327	248,648

Total R&D expense	$2,815,804	$1,830,932	$1,669,484
Other expenditure	9,106,536	11,311,201	6,327,974

Total expenditure	$11,922,340	$13,142,133	$7,997,458

R&D as a % of total expenditure	24%	14%	21%

(a)  Converted at AUD1.00=$0.7475

(b)  Converted at AUD1.00=$0.7564

(c)  Converted at AUD1.00=$0.7132

Due to the nature of the Company’s business, it is important that any intellectual property in the form of new discoveries be protected.  The table described in Item 4.B hereinabove provides the status of all patent applications the Company has filed.

Item 5.D                          Trend Information

The Direction of Genetic Research

Following upon the original non-coding inventions made by GeneType AG and the publication and dissemination of this work in the early 1990’s, research groups world-wide increasingly have sought to investigate and, if possible, establish non-coding associations in a great number of diseases which were hitherto unexplained.

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

All of these projects depend significantly on the basic inventions owned by our Company.  It remains our corporate objective to encourage all such research which we expect will, in time, lead to a great number of new commercial licensing opportunities for Genetic Technologies.  Such opportunities are also not limited to human applications, given the recent expansion of interest in the genetics of animals, plants and lower forms of life, including parasites and many organisms that contribute to either disease or to recuperative environmental systems of our planet.  Such research is likely to expand significantly in the coming years.

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

Item 5F.                            Information about Contractual Obligations

The table below shows the contractual obligations and commercial commitments as at June 30, 2006:

	0-1 year	1-3 years	3-5 years	>5 years

Purchase obligations	$931,008	$1,447,485	$—	$—
Operating lease and hire purchase commitments	$709,678	$1,028,588	$650,062	$—
Other long-term liabilities reflected on the Company’s balance sheet	$—	$519,610	$—	$—

The Company’s purchase obligations are in respect of its subcontracted research and development activities and equipment purchases.

Item 6.                                   Directors, Senior Management and Employees

Item 6.A                          Directors and Senior Management

The Directors of the Company as of the date of this Annual Report are:

Henry Bosch AO, BA (Hons), MA (Chairman)

Mr. Bosch, 75, was appointed to the Board on June 24, 2005 and was appointed Chairman of the Board on November 23, 2005.  He also serves as Chairman of the Company’s Corporate Governance Committee and as a member of its Audit Committee.  He is a former Chairman of the National Companies and Securities Commission, the predecessor of the Australian Securities and Investments Commission, Australia’s principal corporate regulator.  He has also served as Chairman of the Working Group on Corporate Practices and Conduct and Chairman of the committee which produced the Australian Standard on corporate governance.  He has been chairman, or a director, of over thirty companies and other organisations operating in both the government and private sectors.  He has served on a number of audit committees and is an Honorary Fellow of the Institute of Internal Auditors.  His extensive business career has spanned the aluminium, steel, man-made fibres and plastics industries in Canada, UK and Australia and included the positions of Marketing Director of John Lysaght (Australia) Ltd. and Managing Director of Nylex Corporation.  He was made an Officer of the Order of Australia in January 1991.

Dr. Mervyn Jacobson, MBBS (Chief Executive Officer)

Dr. Jacobson, 64, is a legally qualified Medical Practitioner.  He has more than 35 years experience in developing new medical technology and in bringing new medical and biomedical goods and services to the market, working with biotechnology enterprises in Australia, UK, Switzerland, USA, Canada, Mexico and China.  In 1989, he co-founded GeneType AG, the research start-up that subsequently led to the formation of Genetic Technologies Limited.  In February 2000, he was appointed by the Governor of Colorado to the Governor’s Advisory Council in Biotechnology.  He was also a founding Director of the Colorado Biotechnology Association, and Chairman and CEO of XY, Inc., a biotechnology company he co-founded in Colorado.  In June 2004, Dr. Jacobson was appointed Chief Technology Officer of the Scientific Advisory Board of the China National Animal Breeding Stock Export/Import Corporation Limited (CABS), based in Tianjin, China.  Also in 2004, Dr. Jacobson was elected Honorary Life Member of the Royal Zoological Society of South Australia.  In 2006, Dr. Jacobson was appointed to the Scientific Advisory Committee of “IBREAM” - the Institute for the Breeding of Rare and Endangered African Mammals, based at the University of Edinburgh, Scotland.  He was appointed to the Company’s Board of Directors in May 2000, and served as its Executive Chairman from August 2000 until November 2005.  Dr. Jacobson also serves on the Company’s Corporate Governance Committee, is Chairman of its Canadian-listed subsidiary, Gtech International Resources Limited, and is a member of the Australian Institute of Company Directors.

Fred Bart, (Non-Executive)

Mr. Bart, 52, has been involved in the textile industry for the last 25 years as well as being a significant investor in the resource and property sectors in Australia and overseas.  He brings to the Company extensive commercial experience from his involvement in the manufacturing and textile industries.  He is also Chairman of Electro Optic Systems Holdings Limited and Global Properties Limited and is a member of the Australian Institute of Company Directors.  He was appointed to the Board on October 26, 1996 and also serves as a Director of the Company’s Canadian-listed subsidiary, Gtech International Resources Limited.

John S. Dawkins AO, Dip Ag, BEc (Non-Executive)

Mr. Dawkins, 59, was appointed to the Board on November 24, 2004 and serves as Chairman of the Company’s Audit Committee and as a member of its Corporate Governance Committee.  Mr. Dawkins holds qualifications in Agriculture from Roseworthy College and Economics from the University of Western Australia and, for 18 years, served in the Australian House of Representatives for the Australian Labor Party.  Between 1983 and 1993, he served in the Hawke and Keating Governments as Finance Minister, Trade Minister, Employment Education and Training Minister and finally Treasurer.  He serves and has served on the Boards of several companies including Elders Rural Bank and as Chairman of Retail Energy Market Company.  He has consulted to a variety of international organisations including The World Bank Group, the OECD, UNDP, and UNESCO.  He is a Patron of the Menzies School of Health Research and for three years was Treasurer of the International Agency for the Prevention of Blindness and for nine years a member of the Board of the Fred Hollows Foundation.  He was made an Officer of the Order of Australia in June 2000 and awarded the Centenary Medal in January 2000.

During the 2006 year, Prof. Deon Venter served as a Director until his resignation on August 23, 2006 and Robert Edge also served as a Director until his retirement on November 17, 2006.

Senior Management

We have a professional team of qualified and experienced research and development scientists and technicians.  The Company currently employees 55 people, of which 10 have PhD qualifications.

The members of Senior Management, and a brief summary of their relevant experience, is as follows:

Thomas G. Howitt, BCom, ACA, FTIA, ACIS (Chief Financial Officer and Company Secretary)

Mr. Howitt, 42, is a qualified Chartered Accountant and member of the Taxation Institute of Australia and Institute of Chartered Secretaries.  On June 1, 2004, he was appointed as the group’s first full-time Chief Financial Officer and as Company Secretary on June 30, 2005.  During his 20 year career, he has served as CFO and Company Secretary for a number of companies, listed on both the ASX and foreign stock exchanges.  His experience covers all facets of financial management and control across a variety of industries, including resources and technology (domestic and international), having been instrumental in the successful development, patenting and commercialisation of various innovative technologies.  He has played key roles in the raising of bank debt and equity capital and the management of complex due diligence programs and has worked as a senior Taxation Consultant for Ernst & Young and in the investment banking industry.  He also serves as a Director of the Company’s Canadian-listed subsidiary, Gtech International Resources Limited, and is an International Associate of the American Institute of Certified Public Accountants (AICPA).

Geoffrey E. Newing, BCom, (Chief Operating Officer)

Mr. Newing, 41, was appointed in November 2004 and has worked at a senior level in both listed and private companies chiefly responsible for business development and marketing to financial markets.  He was previously the CEO of Olea Australis Limited where he oversaw the development of Australia’s most awarded brand of olive oil.  He has also held a number of senior positions including an Executive Director of Ramsgate Resources Ltd., CEO of the Hancock Group of Companies controlled by the daughter of the late Lang Hancock, Group Financial Controller for Toplis and Harding, London and spent three years in Melbourne with Elders Resources Limited.  Geoff was formerly responsible for business development and investor relations until assuming the position of Chief Operating Officer in August 2006.

Dr. Gary S. Cobon, BSc, PhD (Chief Scientific Officer)

Dr. Cobon, 57, was appointed as Chief Scientific Officer in November 2005 and is a biochemist with more than 25 years experience managing commercially oriented research and development projects in the biotechnology area.  He was with Biotech Australia for 15 years as Senior Project Manager responsible for the development of innovative recombinant products to the marketplace including TickGARD.  He was subsequently Adjunct Professor, Biological Sciences Macquarie University, responsible for managing the major university spin-off companies.  Concurrently, he was CEO of the Australian Proteome Analysis Facility where he obtained Major National Research Facility grants for AUD19.25 million.  In addition to understanding the technical issues required for such projects, he has expertise in the evaluation of academic project proposals for commercial application, management of collaborative commercially focused projects, intellectual property management, regulatory affairs required for the manufacture, quality control and registration of novel products and adopting lateral approaches to market new products and concepts.

Scientific Advisors

It is vital to the success of a company seeking to commercialize research, such as Genetic Technologies, to have access to pre-eminent scientists to advise and critically review its research projects and the progress it makes over time.  As such, in August 2003, we established an outstanding Scientific Advisory Committee, consisting of independent scientists with expertise and reputations for excellence in their respective fields of endeavour that complement the major projects being undertaken by the Company.  A brief biography for each member of the Committee is provided below.

The Committee is chaired by Professor Colin Masters and is to meet on a regular basis to review in detail all aspects of the Company’s research projects and recommend the direction in which the projects should be taken over the forthcoming period.  Importantly, the Committee also attracts collaborations and new projects for consideration by the Company as a result of the broad networks and international travels of its members.

We have assembled a group of such internationally-renowned scientists which it is confident will greatly assist the Company to successfully commercialize the innovative research being undertaken now and in the future.

Professor Colin Masters

Professor Masters is the Professor of Pathology and Laureate Professor at the University of Melbourne.  He researches neurodegenerative diseases of humans, including Alzheimer’s disease and Creutzfeldt-Jakob disease.  He is also Chief of Neuropathology at the Mental Health Research Institute of Victoria and a Consultant in Pathology at the Royal Melbourne Hospital.  His achievements in the fields of Alzheimer’s disease and Creutzfeldt-Jakob (“prion”) disease have been recognised by many international prizes and awards. He is a prolific author covering multidisciplinary aspects of the neurodegenerative diseases.

Professor Michael Quinn

Professor Quinn is a Professor in the Department of Obstetrics and Gynecology at the University of Melbourne and Director of the Oncology/Dysplasia Unit at the Royal Women’s Hospital.  His main research involves studies of proteins to identify putative markers for screening for Ovarian Cancer.  He has authored more than 170 publications in the scientific literature and is on the Editorial Board of three scientific Journals.  He also serves on several gynecological cancer committees.

Professor Norbert Bachl

Professor Bachl is Dean of the Faculty of Sports Science and University Sports at the University of Vienna in Austria.  He also serves on multiple high-level sports committees, including the Scientific and Education Group of the International Olympic Committee Medical Commission and the European Olympic Committee Medical and Scientific Committee.  His research interests include aerobic and anaerobic exercise testing, strength testing and training regulation in weightlessness, determination of aerobic and anaerobic thresholds in different test settings, the influence of different exercise on plasma concentration, biochemical cardiac markers and muscular growth factors in sports and rehabilitation.  He has an extraordinary publication list.

Professor Simon Easteal

Professor Easteal is a Research Professor at the John Curtin School of Medical Research in the Australian National University’s Institute of Advanced Studies in Canberra.  He has more than 20 years experience as a researcher in molecular genetics and bioinformatics, both in Australia and overseas.  As head of the Predictive Medicine Group, he investigates the interaction between genetic and environmental factors in determining common forms of illness, personality and human performance and the predictive value and utility of genetic information in managing health and wellbeing.  He has authored two books and more than 100 research articles.

Associate Professor Robert Richards

Professor Richards is Chief Molecular Geneticist at the Women’s Children’s Hospital in Adelaide.  He is also an Associate Professor of Genetics at the University of Adelaide.  He holds several prestigious positions, including Deputy Director of the ARC Special Research Centre for Molecular Genetics of Development and Convenor of the ARC Research Network in Genes and Environmental development.  He conducts research into the genetics of human diseases such as Huntington’s Disease and cancer.  He is the author of a large number of publications in the scientific literature.

In addition to its Scientific Advisory Committee, we also retain a number of consultants on its Technical Review Committees and in advisory positions.  These consultants are generally leading academics from Australian universities.  They include Professor Martyn French from Royal Perth Hospital, Dr. Stephen Kent at University of Melbourne, Associate Professor Nicholas Deacon, former Head of AIDS Molecular Biology Unit at the Macfarlane Burnett Centre for Medical Research, Dr. Manfred Beilharz from University of Western Australia and Associate Professor Robin Gasser from Melbourne University.

Item 6.B                          Compensation

Details of the nature and amount of each major element of the compensation of each director of the Company and each of the named officers of the Company and its subsidiaries, for services in all capacities to us during 2006 and 2005 are listed below.  All figures are stated in Australian dollars (AUD).

Directors’ remuneration

		Short-term	Post employment	Share-based
Name of Director / Title	Year	Salary/fees	Superannuation	Options	Totals
		AUD	AUD	AUD	AUD
Henry Bosch AO (note)	2006	66,637	—	55,554	122,191
Chairman	2005	—	—	—	—

Mervyn Jacobson	2006	300,000	—	—	300,000
Chief Executive Officer	2005	300,000	—	—	300,000

Fred Bart	2006	30,000	2,700	—	32,700
Non-Executive Director	2005	30,000	2,700	—	32,700

John S. Dawkins AO	2006	30,000	2,700	55,554	88,254
Non-Executive Director	2005	18,044	1,624	—	19,668

Robert J. Edge (note)	2006	30,000	2,700	51,979	84,679
Non-Executive Director	2005	30,000	2,700	40,508	73,208

Prof. Deon J. Venter (note)	2006	104,999	9,450	47,822	162,271
Executive Director	2005	109,038	2,804	85,600	197,442

Totals	2006	561,636	17,550	210,909	790,095
	2005	487,082	9,828	126,108	623,018

Note:                  Mr. Bosch was appointed as Chairman of the Board on November 23, 2005.

Mr. Edge retired as a Director of the Company on November 17, 2006.

Prof. Venter resigned as a Director of the Company on August 23, 2006.

Executives’ remuneration

		Short-term	Post employment	Share-based
Name of Director / Title	Year	Salary/fees	Superannuation	Options	Totals
		AUD	AUD	AUD	AUD
Thomas G. Howitt	2006	181,151	16,304	58,524	255,979
Chief Financial Officer and Company Secretary	2005	166,153	14,953	27,207	208,313

Geoffrey E. Newing (note)	2006	175,690	13,292	60,297	249,279
Chief Operating Officer	2005	100,000	—	—	100,000

Dr. Gary Cobon (note)	2006	101,807	8,982	4,062	114,851
Chief Scientific Officer	2005	—	—	—	—

Ian N. Christensen (note)	2006	127,149	17,929	9,677	154,755
Group General Manager - Intellectual Property	2005	119,734	18,900	9,791	148,425

Totals	2006	585,797	56,507	132,560	774,864
	2005	385,887	33,853	36,998	456,738

Note:                  Mr. Newing was appointed as Chief Operating Officer on August 24, 2006.

Dr. Cobon was appointed as Chief Scientific Officer on November 2, 2005.

Mr. Christensen resigned as Group General Manager - Intellectual Property on August 12, 2006.

Executive officers are those officers involved in the strategic direction, general management or control of the business at a company or operating division level.  The remuneration paid to Executives is set with reference to prevailing market levels and comprises a fixed salary, various short term incentives (which are linked to agreed key performance indicators), and an option component.  Options are granted to Executives in line with their respective levels of experience and responsibility.

Options

We introduced a Staff Share Plan on November 30, 2001.  The Plan establishes the eligibility of our employees and those of any subsidiaries, and of consultants and independent contractors to a participating company who are declared by the Board to be eligible, to participate.  Broadly speaking, the Plan permits us, at the discretion of the Board, to issue traditional options (with an exercise price).  The Plan conforms with the IFSA Executive Share and Option Scheme Guidelines and, where participation is to be made available to staff who reside outside Australia, there may have to be modifications to the terms of grant to meet or better comply with local laws or practice.

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

Item 6.C                          Board Practices

The Board of Directors

Under our Constitution, our Board of Directors is required to comprise at least three Directors.  As of the date of this Annual Report, our Board comprised four Directors.

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

The Board meets to discuss business regularly throughout the year, with additional meetings being held when circumstances warrant.  Included in the table below are details of the meetings of the Board and the committees of the Board that were held during the 2006 financial year.

			Committees of the Board
	Directors’ meetings		Audit		Corporate Governance
	Eligible	Attended	Eligible	Attended	Eligible	Attended
Henry Bosch AO	8	8	8	8	3	3
Dr. Mervyn Jacobson	8	8	—	—	3	1
Fred Bart	8	6	—	—	—	—
John S. Dawkins AO	8	6	8	7	3	3
Robert J. Edge	8	8	8	8	3	3
Prof. Deon J. Venter	8	7	—	—	—	—

Notes:             During the year ended June 30, 2006, a total of four Consent Resolutions of the Directors were also passed.

Mr. Bosch was appointed as a Director of the Company on June 24, 2005 and as Chairman on November 23, 2005.

Prof. Venter resigned as a Director of the Company on August 23, 2006.

Mr. Edge retired as a Director of the Company on November 17, 2006.

The auditor attended three meetings of the Audit Committee at the request of the Committee.

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

The members of the Audit Committee as of the date of this Annual Report were:

Name
John S. Dawkins AO (Chairman)
Henry Bosch AO

On November 17, 2006, Robert Edge, who had previously served as Chairman of the Audit Committee, retired as a Director of the Company.  Mr. Dawkins assumed the position of Chairman of the Committee upon Mr. Edge’s retirement.  As at the date of this Annual Report, a replacement for Mr. Edge on the Audit Committee is being sought.

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
John S. Dawkins AO (Chairman)
Henry Bosch AO
Dr. Mervyn Jacobson

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

Quorum:  We follow home country practice rather than NASDAQ’s requirement in Marketplace Rule 4350(f) that each issuer provide for a quorum of at least 33 1/3 percent of the outstanding shares of the issuer’s ordinary stock (voting stock).  Pursuant to our Constitution we are currently required to have a quorum for a general meeting of three persons holding at least 10% of our Ordinary Shares.  The practice followed by us is not prohibited by Australian law.

Item 6.D                          Employees

The Company currently employees 55 people, including executive Directors.  The number of employees as at the end of each respective financial year ended June 30 are as follows:

2006	49
2005	49

Item 6.E                            Share Ownership

The relevant interest of each director in the share capital of the Company as notified by the directors to the Australian Securities Exchange in accordance with section 205G(1) of the Corporations Act 2001 as of the date of this Annual Report is as follows:

Director	Ordinary Shares	Options over Ordinary Shares

Henry Bosch AO	185,000	500,000	(b)
Dr. Mervyn Jacobson	154,625,210	2,000,000	(a)
Fred Bart (note)	25,918,214	500,000	(a)
John S. Dawkins AO	—	500,000	(b)

Note:         Mr. Bart also controls 88,500 ordinary shares in Gtech International Resources Limited.

Details of the options held by Directors are as follows:

(a)          exercisable at AUD0.61 on or before November 30, 2007

(b)         exercisable at AUD0.56 on or before November 23, 2011

Item 7.                                   Major Shareholders and Related Party Transactions

Item 7.A                          Major Shareholders

The following table sets forth the beneficial owners of 5% or more of our voting securities as of the date of this Annual Report:

Name	Number of Ordinary Shares held		Percentage of Capital held

Dr. Mervyn Jacobson	154,625,210	(a)	42.6%

Mr. Fred Bart	25,918,214	(b)	7.2%

(a)                   includes shares held by Mervyn Jacobson ApS, JGT ApS and XY, Inc., a number of which are registered in the name of ANZ Nominees Limited.

(b)                  shares registered in the name of Security & Equity Resources Limited.

The number of Ordinary Shares on issue in Genetic Technologies as of the date of this Annual Report was 362,389,899.  The number of holders of Ordinary Shares in Genetic Technologies as of the date of this Annual Report was approximately 3,690.

The Company is not aware of any direct or indirect ownership or control of it by another corporation(s), by any foreign government or by any other natural or legal person(s) severally or jointly.  Principal shareholders do not enjoy any special or different voting rights from those to which other holders of Ordinary Shares are entitled.

The Company does not know of any arrangements, the operation of which may at a subsequent date result in a change in control of the Company.

Item 7.B                          Related Party Transactions

	Years ended June 30,
	2006	2005	2004
4F Investments Pty. Ltd. is associated with Mr. Fred Bart (director in common) and provided management services to the Company at a cost of	$—	$27,231	$25,675

Bankberg Pty. Ltd. is associated with the Company’s Chief Executive Officer, Dr. Mervyn Jacobson (director in common), and provided the office and laboratory premises in Fitzroy to GeneType Pty. Ltd., a wholly-owned subsidiary. During the respective periods, GeneType Pty. Ltd. paid Bankberg Pty. Ltd. rent of	$298,457	$293,100	$266,731

GrapeSeed International is associated with Mr. Russell Granzow, a former director of the Company, and provided management services to the Company for the period April 17, 2003 to January 31, 2004 at a cost of	$—	$—	$82,589

As stated in the 2006 Financial Statements, the Company owns a total of 30,189 ordinary shares in XY, Inc. (a director-related entity) representing approximately 0.42% of the issued ordinary shares of XY, Inc.  As of June 30, 2006, these shares were valued at $301,890 (2005: $301,890).

Premises leased by the Company are subleased to director-related entities.  Rental recoveries are netted against rent expenses in the consolidated statement of operations.  Total rental recoveries received by Genetic Technologies from its director-related entities during the 2006 year totaled $nil (2005: $46,053, 2004: $56,271, 2003: $30,995, 2002: $3,173; and 2001: $nil).

All transactions with directors are undertaken on normal commercial terms and conditions. All management fees were disclosed as general and administrative expenses in the respective years.

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

Item 8.B                          Litigation and Other Legal Proceedings

On April 1, 2003, we reported to the market that we had initiated legal action against three U.S. biotechnology companies for patent infringement under the terms of a patent insurance policy held by us.  Two of these actions were settled in November 2003.  The third case, against Applera Corporation of Foster City, California, the parent company of Applied Biosystems, Celera Diagnostics and Celera Corporation, continued to run until December 2005.  This proceeding was heard in the U.S. District Court for the Northern District of California.  A significant proportion of the costs associated with this litigation were met by our patent insurance.  This policy was cancelled in 2002 and we no longer receive any benefit from it.  In the Markman hearing (a claims construction hearing) held on September 1, 2004, in which the judge rules on the precise meaning of terms in the patent claims, the District Court ruled in favor of us in respect of 13 out of 15 disputed terms and, in respect of the remaining terms, the Court adopted positions of its own constructions which were not inconsistent with our proposals.  The Company subsequently attended several mediation conferences in San Francisco, California in respect of its action against Applera, under the supervision of Judge Spero.  Following a mediation conference held on August 16, 2005, the Parties announced that they had reached a settlement in principle and that a Confidential Term Sheet had been executed by the Parties and submitted to the Court.  On December 12, 2005, we announced that we had reached a final settlement of our patent dispute with Applera, further to a settlement conference held in San Francisco.  The parties have executed a number of binding agreements, including a final Settlement Agreement plus license agreements and a supply agreement, and subsequently they have jointly applied to Northern California District Court requesting that all claims and counterclaims in the legal action be dismissed forthwith.  The total value of the consideration receivable by us is approximately AUD15 million, payable partly in cash and partly in kind - including agreements supplying the Company with certain Applera equipment, reagents and intellectual property rights.  Recognition of in-kind consideration as revenue is subject to us meeting certain revenue recognition criteria including, but not limited to, the measurement of fair value at the time of receipt.

On August 13, 2004, Auckland District Health Board (“ADHB”) lodged a Statement of Claim in the High Court of New Zealand alleging that the Company made “groundless threats of patent infringement” against ADHB.  On October 22, 2004, the Company filed a Statement of Defense.  A further amended Statement of Defense was filed by the Company on October 29, 2004, together with a Memorandum of Counsel.  A Judicial Conference was attended by the attorneys for the parties in Auckland on February 23, 2005 in the presence of an Associate Judge of the High Court of New Zealand Auckland Registry, and a further timetable was set.  On June 15, 16 and 17, 2005, the parties met in Auckland, New Zealand to pursue mediation discussions following which we announced that all disputes with ADHB had been settled.  As a consequence of the settlement, the High Court proceedings between the parties were withdrawn, without payment by either party to the other.  In addition, as part of the same settlement, we granted commercial licenses to our non-coding patents to four commercial NZ entities - AgResearch, HortResearch, Forest Research and Livestock Improvement Corporation, who together paid us a total of NZD450,000.

With the exception of these proceedings, we are unaware of any material proceedings involving us.

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

Item 8.D                          Significant Changes

Since June 30, 2006, there has not been any matter or circumstance, other than as referred to elsewhere in this Annual Report, the Financial Statements or the notes thereto, that has arisen that has significantly affected, or may significantly affect our operations, results of those operations or the state of our affairs in future years.

Item 9.                                   The Offer And Listing

Item 9.A                          Offer and Listing Details

The Company’s Ordinary Shares were listed on the Australian Securities Exchange Limited (the “ASX”) in July 1987 (under the name of Concord Mining NL).  In August 2000, the Company acquired GeneType AG and, as a result, changed its activities from mining to biotechnology.  The following table sets forth, for the periods indicated, the highest and lowest market quotations for the Ordinary Shares reported on the Daily Official List of the ASX since that acquisition.

Financial Year	Quarter/ Month	High	Low
		(in AUD0.00)
2000	Third Quarter 2000	1.05	0.62
	Fourth Quarter 2000	0.85	0.60

2001	First Quarter 2001	0.75	0.39
	Second Quarter 2001	0.79	0.51
	Third Quarter 2001	0.62	0.25
	Fourth Quarter 2001	0.59	0.38

2002	First Quarter 2002	0.58	0.40
	Second Quarter 2002	0.76	0.42
	Third Quarter 2002	0.47	0.35
	Fourth Quarter 2002	0.40	0.28

2003	First Quarter 2003	0.33	0.18
	Second Quarter 2003	0.53	0.20
	Third Quarter 2003	1.30	0.45
	Fourth Quarter 2003	0.69	0.43

2004	First Quarter 2004	0.59	0.38
	Second Quarter 2004	0.46	0.34
	Third Quarter 2004	0.67	0.30
	Fourth Quarter 2004	0.64	0.43

2005	First Quarter 2005	0.61	0.38
	Second Quarter 2005	0.445	0.32
	Third Quarter 2005	0.61	0.38
	Fourth Quarter 2005	0.445	0.32

2006	First Quarter 2006	0.49	0.335
	Second Quarter 2006	0.595	0.38
	Third Quarter 2006	0.435	0.34
	Fourth Quarter 2006	0.38	0.315

2007	July 2006	0.36	0.335
	August 2006	0.37	0.33
	September 2006	0.365	0.335
	October 2006	0.375	0.34
	November 2006	0.42	0.35

As of the date of this Annual Report, we had 362,389,899 Ordinary Shares on issue, without par value.  See Item 10B “Our Constitution” for a detailed description of the rights attaching to our shares and Item 12D “American Depositary Receipts” for a description of the rights attaching to the American Depositary Shares.

The Company’s securities are also listed on NASDAQ Global Market (under the ticker GENE) in the form of American Depositary Shares.  Each American Depositary Share evidences thirty Ordinary Shares.  Since listing on the NASDAQ Global Market on September 2, 2005, the ADRs have traded in a range from a low of $6.50 to a high of $13.85.  The most recent sale of the ADRs occurred at a price of $8.05.

Following the listing of the Company’s ADRs in September 2005, our Ordinary Shares are registered under Section 12 of the Securities Exchange Act of 1934 and we file an Annual Report with the Securities and Exchange Commission on Form 20-F.  As a foreign private issuer, we are not be subject to the proxy rules under Section 14 of the Securities Exchange Act of 1934, and our officers, Directors and principal stockholders are not be subject to the insider short-swing profit disclosure and recovery provisions of Section 16 of that Act.

Starting in January 14, 2002, the ADSs have traded in the USA over-the-counter market under the symbol “GNTLY” and dealers’ prices for the ADSs have been quoted in the “pink sheets” published by the National Quotations Bureau, Inc.  Commencing on September 2, 2005, our ADSs were listed on the NASDAQ Global Market under the ticker “GENE”.

The Company has registered one class of American Depositary Shares (ADSs) on Form F-6 pursuant to the U.S. Securities Act of 1933, as amended.  One ADS represents thirty Ordinary Shares without par value.  As of June 30, 2006, there were 160,134 ADSs outstanding, held through two registered holders.

The table below sets forth the high and low sales prices for the ADSs during the periods indicated:

Financial Year	Quarter/ Month	High	Low
		(in $0.00)
2002	First Quarter 2002	—	—
	Second Quarter 2002	—	—
	Third Quarter 2002	—	—
	Fourth Quarter 2002	5.16	5.16

2003	First Quarter 2003	4.26	4.26
	Second Quarter 2003	—	—
	Third Quarter 2003	—	—
	Fourth Quarter 2003	—	—

2004	First Quarter 2004	—	—
	Second Quarter 2004	—	—
	Third Quarter 2004	—	—
	Fourth Quarter 2004	—	—

2005	First Quarter 2005	—	—
	Second Quarter 2005	—	—
	Third Quarter 2005	13.15	9.00
	Fourth Quarter 2005	13.85	8.00

2006	First Quarter 2006	13.15	9.00
	Second Quarter 2006	13.85	8.00
	Third Quarter 2006	11.40	7.34
	Fourth Quarter 2006	10.00	7.25

2007	July 2006	9.00	7.53
	August 2006	8.48	6.80
	September 2006	8.20	6.50
	October 2006	10.00	6.65
	November 2006	9.20	7.60

As of June 30, 2006, there was a total of 3,825 holders of our Ordinary Shares, of which 8,354,062 shares (representing 2.3% of the total Ordinary Shares issued and outstanding) were held by 48 U.S. residents (based solely on their address).  These figures do not include any Ordinary Shares which may held by U.S. residents in the form of American Depositary Receipts (ADRs).

Item 9.B                          Plan of Distribution

Not applicable.

Item 9.C                          Markets

Effective September 2, 2005, our ADSs were listed on the NASDAQ National Market under the ticker “GENE”.  Our Ordinary Shares are listed and trade on the ASX under the code “GTG”.

Item 9.D                          Selling Shareholders

Not applicable.

Item 9.E                            Dilution

Not applicable.

Item 9.F                            Expenses of the Issue

Not applicable.

Item 10.                                    Additional Information

Item 10.A                   Share Capital

As of June 30, 2006, we had a total of 362,389,899 Ordinary Shares on issue.  With the exception of 10,000,000 such Shares which were the subject of a voluntary escrow arrangement, all of these Ordinary Shares were listed on the Australian Securities Exchange and were freely tradable.  As of the date of this Annual Report, we also had a total of 362,389,899 Ordinary Shares on issue.

Based on our review of shareholder records (based solely on the addresses) there are as of June 30, 2006, 48 U.S. resident shareholders of our Ordinary Shares holding 8,354,062 shares representing 2.3% of the total issued and outstanding Ordinary Shares.  Our Ordinary Shares do not have a par value.  These figures do not include any Ordinary Shares which may held by U.S. residents in the form of American Depositary Receipts (ADRs).

During the last four years, our capital has increased, in connection with acquisition transactions and the exercise of options.  In 2001, we issued 9,754,080 Ordinary Shares to owners of shares of Cytomation Inc. resulting in a total of 257,793,804 Ordinary Shares being on issue as of June 30, 2001.  On July 30, 2001, we acquired the business of DNA-Id Labs of Perth, Western Australia, by payment of consideration that included 94,340 Ordinary Shares, with further consideration being paid on August 1, 2002, following fulfillment of performance warranties.  On September 4, 2000, our shares were transferred from the mining board of the ASX to the industrial board under the new symbol of “GTG”.

Between July 1, 2001 and June 30, 2003, we issued a total of 4,440,621 Ordinary Shares resulting from the exercise of vendor options, the exercise of options granted under the Staff Share Plan, a small placement for cash of 1,000,000 shares, two exchanges of our shares for shares in XY, Inc., and the issuance of shares in lieu of legal fees to our counsel, all of which resulted in 262,234,425 Ordinary Shares being outstanding as of June 30, 2003.  Subsequently, on September 4, 2003, we completed a brokered private placement to professional Australian investors of 13,333,333 Ordinary Shares at AUD0.75 each, raising AUD10,000,000.  As part of the placement, we also issued 6,666,667 options to the subscribers to the placement with an exercise price of AUD1.00 on or before September 30, 2005.

On June 15, 2004, we issued 16,666,667 Ordinary Shares to the C.Y. O’Connor ERADE Village Foundation, as consideration under our licensing agreement with that Foundation (see point 17).  During the year ended June 30, 2005, we issued a further 65,561,338 Ordinary Shares resulting from the exercise of vendor options and a small number of options granted under the Staff Share Plan.  During the year ended June 30, 2006, we issued a further 20,000 Ordinary Shares as consideration for the acquisition of certain intellectual property, all of which resulted in 362,389,899 Ordinary Shares being outstanding as of June 30, 2006.

As at June 30, 2006 and 2005, the following outstanding unlisted options, together with their respective ASX codes and expiry dates, were convertible into Ordinary Shares.  The exercise prices are quoted in Australian dollars.

	2006	Weighted ave. exercise price	2005	Weighted ave. exercise price

GTGAA (expiring September 6, 2010)	750,000	$0.48	750,000	$0.48
GTGAB (expiring September 7, 2007)	600,000	$0.70	600,000	$0.70
GTGAC (expiring November 25, 2010)	500,000	$0.48	500,000	$0.48
GTGAD (expiring August 12, 2011)	950,000	$0.43	—	—
GTGAE (expiring August 12, 2011)	1,000,000	$0.53	—	—
GTGAF (expiring November 23, 2011)	1,000,000	$0.56	—	—
GTGAG (expiring February 1, 2012)	750,000	$0.46	—	—
GTGAH (expiring May 31, 2012)	700,000	$0.40	—	—
GTGAI (expiring November 30, 2007)	1,750,000	$0.56	1,750,000	$0.56
GTGAK (expiring June 11, 2009)	200,000	$0.45	—	—
GTGAM (expiring November 30, 2007)	2,500,000	$0.61	4,250,000	$0.61
GTGAO (expiring November 30, 2007)	902,500	$0.49	902,500	$0.49
GTGAP (expiring May 20, 2009)	1,000,000	$0.48	1,000,000	$0.48
GTGAQ (expiring May 20, 2009)	1,400,000	$0.44	1,600,000	$0.44
GTGAS (expiring May 20, 2009)	175,000	$0.38	175,000	$0.38
GTGAU (expiring September 30, 2005)	—	—	6,666,667	$1.00
GTGAU (expiring January 17, 2012)	200,000	$0.45	—	—
GTGAZ (expiring February 27, 2010)	400,000	$0.56	580,000	$0.56
GTGAZ (expiring February 27, 2010)	500,000	$0.49	500,000	$0.49

Balance at the end of the financial year	15,277,500	$0.52	19,274,167	$0.70

As of June 30, 2006, a total of 4,800,000 options had been granted to Executives of the Company as part of their compensation arrangements.  See Item 6B “Compensation” for a description of the terms of options granted as executive compensation.  See also Note 13 to the Financial Statements for a description of other options granted by us.

Item 10.B                   Our Constitution

At the Annual General Meeting of the Company held on November 23, 2005, the shareholders resolved to replace the existing Constitution with a revised version.  A copy of the new Constitution has been posted on the Company’s website: www.gtg.com.au.  The principal changes which have been implemented in the new Constitution may be summarized as follows:

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

•          Proportionate takeover power – the existing Constitution has a clause in it requiring shareholder approval to be obtained before any proportionate takeover is made.  However, that clause is ineffective because it needs to have been renewed at least every three years in accordance with the requirements of the Corporations Act.  The new Constitution does not include this clause on the basis that it offers no real benefit.

•          Unmarketable parcels – the new Constitution permits the Company to sell holdings of less than a marketable parcel in accordance with the procedural and timing requirements of the Listing Rules.  This only applies if a shareholder has an opportunity to opt out of any proposed sale arrangement and does not do so.

•          Notice of shareholders’ meetings – the new Constitution enables notice of shareholders’ meetings to be given by electronic means.

•          Changes to general meetings – the new Constitution enables the Directors to change the venue for, and postpone or cancel a general meeting if such meeting is unnecessary, in the interests of shareholders, if the venue would be unreasonable or impractical, or for reasons of efficiency.  This does not apply in the event of a meeting requisitioned by shareholders.

•          Quorum for shareholders’ meetings – a quorum of three shareholders represents a quorum for shareholders’ meetings, whether by way of being personally present, attorney, proxy or corporate representative.

•          Casting vote – the Chairman of a shareholders’ meeting does not have a casting vote.

•          Number of Directors – it contemplates that the number of Directors need to be not less than three nor more than the number determined by the Directors which, until otherwise determined, is ten.

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

•          Vacation of office – the office of a Director is automatically vacated if the Director is an Executive Director under an employment agreement and that agreement terminates, unless the Board otherwise determines.

•          Powers of Directors – the Directors have a general power to manage the Company’s business.

•          Meetings of Directors – the Directors may meet in person or by electronic means.

•          Quorum for Directors’ meetings – the quorum for Directors’ meetings is three, unless otherwise determined.

•          Casting vote – the Chairman has a casting vote at Directors’ meetings.

•          Indemnity – the new Constitution contains an updated indemnity clause in favour of the current and former Directors, Secretaries indemnifying them from liability consistent with the Corporations Act provisions and to the maximum extent permitted by law.

•          Insurance – the Company must maintain and pay insurance premiums with respect to its current and former Directors, Secretaries and other officers to the extent permitted by law.

•          Access – current and former Directors may access the financial and other records of the Company for the purposes of legal proceedings involving the person.

Item 10.C         Material Contracts

There were no material contracts entered into during the two years preceding the date of this Annual Report which were outside the ordinary course of business.  See also Item 4B “Our Licenses and Commercial Collaborations”.

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

Takeovers Act

There are no limitations, either under the laws of Australia or under the Company’s Constitution, to the right of non-residents to hold or vote Genetic Technologies Ordinary Shares other than the Commonwealth Foreign Acquisitions and Takeovers Act 1975 (the “Takeovers Act”).  The Takeovers Act may affect the right of non-Australian residents, including US residents, to hold Ordinary Shares but does not affect the right to vote, or any other rights associated with, any Ordinary Shares held in compliance with its provisions.  Acquisitions of shares in Australian companies by foreign interests are subject to review and approval by the Treasurer of the Commonwealth of Australia under the Takeovers Act.  The Takeovers Act applies to any acquisition of outstanding shares of an Australian company that exceeds, or results in a foreign person or persons controlling the voting power of more than a certain percentage of those shares.  The thresholds are 15% where the shares are acquired by a foreign person, or group of associated foreign persons, or 40% in aggregate in the case of foreign persons who are not associated.  Any proposed acquisition that would result in an individual foreign person (with associates) holding more than 15% must be notified to the Treasurer in advance of the acquisition.  As of the date of this Annual Report, approximately 5.8% of the outstanding Ordinary Shares in the Company were held by shareholders whose registered addresses were located outside Australia.  In addition to the Takeovers Act, there are statutory limitations in Australia on foreign ownership of certain businesses, such as banks and airlines, not relevant to the Company.  However, there are no other statutory or regulatory provisions of Australian law or Australian Securities Exchange requirements that restrict foreign ownership or control of Genetic Technologies.

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

It does not matter how remote the relevant interest is or how it arises.  The concepts of “power” and “control” are given wide and extended meanings in this context in order to deem certain persons to hold a relevant interest.  For example, each person who has voting power above 20% in a company or a managed investment scheme which in turn holds shares in Genetic Technologies is deemed to have a relevant interest in those Genetic Technologies shares.  Certain situations (set out in section 609 of the Corporations Act 2001) which would otherwise constitute the holding of a relevant interest are excluded from the definition.

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

The discussion does not address any aspects of U.S. taxation other than federal income taxation or any aspects of Australian taxation other than federal income taxation, stamp duty and goods and services tax.  This discussion does not address all aspects of U.S. or Australian federal tax considerations that may be important to particular investors in light of their individual investment circumstances or investors subject to special tax regimes, like broker-dealers, insurance companies or financial institutions, tax-exempt organizations, regulated investment companies, real estate investment trusts or financial asset securitization investment trusts, persons who actually or constructively own 10% or more of our ADRs or Ordinary Shares, persons who hold ADRs or Ordinary Shares as part of a straddle, “hedge” or “conversion transaction” with other investments, persons who have elected mark-to-market accounting, or persons who acquired their ADRs or Ordinary Shares through the exercise of options or similar derivative securities or otherwise as compensation.  Prospective investors are urged to consult their tax advisers regarding the U.S. and Australian federal, state and local tax consequences and any other tax consequences of owning and disposing of ADRs and shares.

Australian Tax Consequences

In this section, we discuss Australian tax considerations that apply to non-Australian tax residents who are residents of the United States with respect to the ownership and disposal by the absolute beneficial owners of ADRs.  This summary does not discuss any foreign or state tax considerations, other than stamp duty.

Nature of ADRs for Australian Taxation Purposes

ADRs held by a U.S. holder will be treated for Australian taxation purposes as being held under a “bare trust” for that holder.  Consequently, the underlying Ordinary Shares will be regarded as owned by the ADR holder for Australian income tax and capital gains tax purposes.  Dividends paid on the underlying Ordinary Shares will also be treated as dividends paid to the ADR holder, as the person beneficially entitled to those dividends.  Therefore, in the following analysis, we discuss the tax consequences to non-Australian resident holders of Ordinary Shares which, for Australian taxation purposes, will be the same as to U.S. holders of ADRs.

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

Tax on Sales or other Dispositions of Shares - Capital Gains Tax

Non-Australian resident stockholders will not be subject to Australian capital gains tax on the gain made on a sale or other disposal of our shares, unless they, together with their associates, hold 10% or more of our issued capital at any time during the five years before the disposal of the shares.  If a non-Australian resident stockholder did,together with his or her associates, own a 10% or more interest, that stockholder would be subject to Australian capital gains tax to the same extent as Australian resident stockholders.  The Australian Taxation Office maintains the view that the Double Taxation Convention between the United States and Australia does not limit Australian capital gains tax. Australian capital gains tax applies to net capital gains charged at a taxpayer’s marginal tax rate but, for certain stockholders, a discount of the capital gain may apply if the shares have been held for 12 months or more.  For individuals, this discount is 50%.  For superannuation funds, the discount is 33%.  There is no discount for a company that derives a capital gain.  Net capital gains are calculated after deducting capital losses, which may only be offset against such gains.

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

Stamp Duty

Any transfer of shares through trading on the Australian Securities Exchange, whether by Australian residents or foreign residents, is not subject to stamp duty within Australia.

Australian Death Duty

Australia does not have estate or death duties.  No capital gains tax liability is realized upon the inheritance of a deceased person’s shares.  The subsequent disposal of inherited shares by beneficiaries, may, however, give rise to a capital gains tax liability.

Goods and Services Tax

The issue or transfer of shares will not incur Australian goods and services tax and does not require a stockholder to register for Australian goods and services tax purposes.

United States Federal Income Taxation

As used below, a “U.S. holder” is a beneficial owner of an ADR that is, for U.S. federal income tax purposes, (i) a citizen or resident alien individual of the United States, (ii) a corporation (or an entity treated as a corporation) organized under the law of the United States, any State thereof or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income tax without regard to its source or (iv) a trust if (1) a court within the United States is able to exercise primary supervision over the administration of the trust, and one or more United States persons have the authority to control all substantial decisions of the trust, or (2) the trust was in existence on August 20, 1996 and properly elected to continue to be treated as a United States person.  For purposes of this discussion, a “non-U.S. holder” is a beneficial owner of an ADR that is (i) a nonresident alien individual, (ii) a corporation (or an entity treated as a corporation) created or organized in or under the law of a country other than the United States or a political subdivision thereof or (iii) an estate or trust that is not a U.S. Holder.  If a partnership (including for this purpose any entity treated as a partnership for U.S. federal tax purposes) is a beneficial owner of an ADR, the U.S. federal tax treatment of a partner in the partnership generally will depend on the status of the partner and the activities of the partnership.  A holder of an ADR that is a partnership and partners in that partnership should consult their own tax advisers regarding the U.S. federal income tax consequences of holding and disposing of ADRs.

Nature of ADRs for U.S. Federal Income Tax Purposes

In general, for U.S. federal income tax purposes, a holder of an ADR will be treated as the owner of the underlying shares.  Accordingly, except as specifically noted below, the tax consequences discussed below with respect to ADRs will be the same as for shares in the Company, and exchanges of shares for ADRs, and ADRs for shares, generally will not be subject to U.S. federal income tax.

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

The gross amount of any dividend on an ADR will be subject to U.S. federal income tax as foreign source dividend income.  The amount of a dividend paid in Australian dollars will be its value in U.S. dollars based on the prevailing spot market exchange rate in effect on the day the U.S. holder receives the dividend or, in the case of a dividend received in respect of an ADR, on the date the Depositary receives it, whether or not the dividend is converted into U.S. dollars.  Any gain or loss realized on a conversion or other disposition of Australian dollars generally will be treated as U.S. source ordinary income or loss.  A dividend generally will constitute foreign source “passive income” or, in the case of certain holders, “financial services income” for purposes of the foreign tax credit limitation rules.  For taxable years beginning after December 31, 2006, “financial services income” generally will be treated as “general category income,” and “passive income” generally will be treated as “passive category income.”  A U.S. holder will be denied a foreign tax credit with respect to Australian income tax withheld from dividends received with respect to the underlying Ordinary Shares represented by the ADRs to the extent the U.S. holder has not held the ADRs for at least 16 days of the 30-day period beginning on the date which is 15 days before the ex-dividend date or to the extent the U.S. holder is under an obligation to make related payments with respect to substantially similar or related property.  Any days during which a U.S. holder has substantially diminished its risk of loss on the ADRs are not counted toward meeting the 16-day holding period required by the statute.  The rules relating to the determination of the foreign tax credit are complex, and you should consult with your own tax advisers to determine whether and to what extent you would be entitled to this credit.  A dividend will not be eligible for the corporate dividends received deduction.

Subject to certain exceptions for short-term and hedged positions, a dividend an individual receives on an ADR before January 1, 2009 will be subject to a maximum tax rate of 15% if the dividend is a “qualified dividend”.  A dividend on an ADR will be a qualified dividend if (i) we are eligible for the benefits of a comprehensive income tax treaty with the United States that the Secretary of the Treasury determines is satisfactory for purposes of these rules and that includes an exchange of information program, and (ii) the Company was not, in the year prior to the year the dividend was paid, and is not, in the year the dividend is paid, a passive foreign investment company (“PFIC”), foreign personal holding company (“FPHC”) or foreign investment company (“FIC”).  The Treaty satisfies the requirements of clause (i), and we are a resident of Australia entitled to the benefits of the Treaty.  Based on our audited financial statements and relevant market and shareholder data, we believe we were not a PFIC, FPHC or FIC for U.S. federal income tax purposes for our 2005 or 2006 taxable year.  However, because the determination of whether we are a PFIC is based upon the composition of our income and assets from time to time, it is possible that we may become a PFIC for any future taxable year. Effective for taxable years of foreign corporations beginning after December 31, 2004, the rules relating to FPHCs and FICs have been repealed.  However, as described in the section below entitled “Passive Foreign Investment Company Rules,” if we were a PFIC in a year while a U.S. holder held an ADR, and if the U.S. holder has not made a qualified electing fund election effective for the first year the U.S. holder held the ADR, the ordinary share underlying the ADR remains an interest in a PFIC for all future years or until such an election is made.  The Internal Revenue Service takes the position that that rule will apply for purposes of determining whether an ADR is an interest in a PFIC in the year a dividend is paid or in the prior year, even if we do not satisfy the tests to be a PFIC in either of those years.  Even if we have not been a PFIC in any prior year and we are not currently a PFIC, because the composition of our income and assets will vary over time, there can be no assurance that we will not be considered a PFIC for any taxable year.  The U.S. Treasury has announced its intention to promulgate rules pursuant to which holders of stock of non-U.S. corporations, and intermediaries though whom the stock is held, will be permitted to rely on certifications from issuers to establish that dividends are treated as qualified dividends.  Because those procedures have not yet been issued, it is not clear whether the Company will be able to comply with them.  Special limitations on foreign tax credits apply to dividends subject to the reduced rate of tax.  Holders of ADRs and shares should consult their own tax advisers regarding the availability of the reduced dividend tax rate in the light of their own particular circumstances.

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

In general, any adjusted net capital gain of an individual in a taxable year beginning before January 1, 2011 is subject to a maximum tax rate of 15%.  In later years, the maximum tax rate on the net capital gain of an individual will be 20%.  The deductibility of capital losses is subject to limitations.

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

Passive Foreign Investment Company Rules

A special set of U.S. federal income tax rules applies to a foreign corporation that is a PFIC for U.S. federal income tax purposes.  As noted above, based on our audited financial statements and relevant market and shareholder data, we believe we were not a PFIC for U.S. federal income tax purposes for our 2005 or 2006 taxable years.

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

The special PFIC rules described above will not apply to a U.S. holder if the U.S. holder makes a timely election to treat the Company as a “qualified electing fund” (“QEF”) in the first taxable year in which the U.S. holder owns an ADR and the Company is a PFIC and if the Company complies with certain reporting requirements.  Instead, a shareholder of a QEF generally is currently taxable on a pro rata share of the Company’s ordinary earnings and net capital gain as ordinary income and long-term capital gain, respectively.  Neither that ordinary income nor any actual dividend from the Company would qualify for the 15% maximum tax rate on dividends described above if the Company is a PFIC in the taxable year the ordinary income is realized or the dividend is paid or in the preceding taxable year. We have not yet determined whether, if we are a PFIC, we would make the computations necessary to supply U.S. holders with the information needed to report income and gain pursuant to a QEF election.  It is, therefore, possible that U.S. holders would not be able to make or retain that election in any year we are a PFIC.  Although a QEF election generally cannot be revoked, if a U.S. holder made a timely QEF election for the first taxable year it owned an ADR and the Company is a PFIC (or is treated as having done so pursuant to any of certain elections), the QEF election will not apply during any later taxable year in which the Company does not satisfy the tests to be a PFIC.  If a QEF election is not made in that first taxable year, an election in a later year generally will require the payment of tax and interest.

In lieu of a QEF election, a U.S. holder of stock in a PFIC that is considered marketable stock could elect to mark the stock to market annually, recognizing as ordinary income or loss each year an amount equal to the difference as of the close of the taxable year between the fair market value of the stock and the U.S. holder’s adjusted basis in the stock.  Losses would be allowed only to the extent of net mark-to-market gain previously included in income by the U.S. holder under the election for prior taxable years.  A U.S. holder’s adjusted basis in the ADRs will be adjusted to reflect the amounts included or deducted with respect to the mark-to-market election.  If the mark-to-market election were made, the rules set forth in the second preceding paragraph would not apply for periods covered by the election.  A mark-to-market election will not apply during any later taxable year in which the Company does not satisfy the tests to be a PFIC.  In general, the ADRs will be marketable stock if the ADRs are traded, other than in de minimis quantities, on at least 15 days during each calendar quarter on a national securities exchange that is registered with the SEC or on a designated national market system or on any exchange or market that the Treasury Department determines to have rules sufficient to ensure that the market price accurately represents the fair market value of the stock.  The ADRs will be listed on the NASDAQ Global Market.  It is not clear whether their trading on that market will qualify them as readily tradable on an established securities market in the United States.  Thus, there is no certainty that the ADRs will be considered “marketable stock” for this purpose unless and until the Internal Revenue Service designates the Australian Securities Exchange as having rules adequate to carry out the purposes of the PFIC rules.  There can be no assurance that the Internal Revenue Service will make that designation.

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

The discussion above is not intended to constitute a complete analysis of all tax considerations applicable to an investment in ADRs or Ordinary Shares.  A holder should consult your tax adviser concerning the tax consequences to you in your particular situation.

Item 10.F       Dividends and Paying Agents

No dividends have been paid by the Company or recommended by the directors since the end of the previous financial year.

Item 10.G      Statement by Experts

Not applicable.

Item 10.H      Documents on Display

The documents concerning the Company which are referred to in this Annual Report may be inspected at the offices of the Company at 60-66 Hanover Street, Fitzroy, Victoria 3065 Australia.  Following our listing on NASDAQ Global Market in September 2005, we are now subject to the information requirements of the U.S. Securities Exchange Act of 1934, as amended, and, in accordance therewith, we are required to file reports, including annual reports on Form 20-F, and other information with the U.S. Securities and Exchange Commission in electronic form.  These materials, including this Annual Report and the exhibits thereto, may be inspected and copied at the Commission’s public reference room in Washington, D.C.  Please call the Commission at 1-800-SEC-0330 for further information regarding the public reference rooms.  As a foreign private issuer, we are required to make filings with the Commission by electronic means.  Any filings we make electronically will be available to the public over the Internet at the Commission’s website at http://www.sec.gov.  We also maintain a website at www.gtg.com.au.  Information on our website and website linked to it do not constitute a part of this Annual Report.

Item 10.I        Subsidiary Information

The following is a list of the Company’s subsidiaries as at the date of this Annual Report:

GeneType AG	Switzerland	100%
GeneType Corporation	California, U.S.A.	100%
GeneType Pty. Ltd.	Australia	100%
Simons GeneType Diagnostics Pty. Ltd.	Australia	100%
Genetic Technologies Corporation Pty. Ltd.	Australia	100%
Silbase Scientific Services Pty. Ltd.	Australia	100%
RareCellect Pty. Ltd.	Australia	100%
ImmunAid Pty. Ltd.	Australia	65%
Gtech International Resources Limited	Canada	75.8%
AgGenomics Pty. Ltd.	Australia	50.1%

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

Credit risk represents the accounting loss that would be recognized at the reporting date if counterparties failed completely to perform as contracted.  Concentrations of credit risk (whether on or off-balance sheet) that arise from financial instruments exist for groups of customers or counterparties when they have similar economic characteristics that would cause their ability to meet contractual obligations to be similarly affected by changes in economic or other conditions.  Financial instruments on the balance sheet that potentially subject the Company to concentration of credit risk consist principally of cash and cash equivalents and trade accounts receivable.  The Company places its cash and cash equivalents with quality institutions holding superior credit ratings in order to limit the degree of credit exposure.  The Company has established guidelines relative to credit ratings, diversification and maturities that seek to maintain safety and liquidity.  The Company does not require collateral to provide credit.  In addition, the majority of the Company’s licensing customers are large, reputable organizations, which also reduces the risk of credit exposure.  The Company has not entered into any transactions that would qualify as a financial derivative instrument.

At June 30, 2006, one customer accounted for 72% ($637,934) of accounts receivable.  At June 30, 2005, one customer accounted for 31% ($137,444) of accounts receivable.  All accounts receivable relate to the biotechnology segment in Australia.

At June 30, 2006, one supplier accounted for 15% ($102,969) of accounts payable.  At June 30, 2005, one supplier accounted for 62% ($1,210,825) of accounts payable.  All accounts payable relate to the biotechnology segment in Australia.

In 2006, one customer accounted for 35% ($2,788,232) of the Company’s revenue.  In 2005, one customer accounted for 46% ($3,782,000) of the Company’s revenue.  All revenues relate to the biotechnology segment in Australia.

Export sales, principally to the USA, were $4,864,001, $4,560,862 and $306,938 in 2006, 2005 and 2004, respectively.

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

Our Management, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, have evaluated the effectiveness of our disclosure controls and procedures as of June 30, 2006 and, based on that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that such disclosure controls and procedures were effective as of such date.

Item 15B.      Management’s annual report on internal control over financial reporting

Not applicable.

Item 15C.      Attestation report of the registered public accounting firm

Not applicable.

Item 15D.      Changes in internal control over financial reporting

In connection with the audits of our fiscal years ended June 30, 2006 and 2005, Ernst & Young, the Company’s independent auditors, informed our Audit Committee that they consider the following matters represent material weaknesses in the operation of our internal control over financial reporting:

•      The financial statement close process and knowledge of US GAAP; and

•      Adequate segregation of duties which are incompatible with effective control.

In order to address any potential weaknesses in our knowledge of US GAAP, our senior finance staff are committed to attending targeted US GAAP and SEC reporting courses and subscribing to additional information publications and updates of SEC and US GAAP releases and rule changes and of information about the requirements of the Public Company Accounting Oversight Board.  Our CFO has also recently become an International Associate of the American Institute of Certified Public Accountants (AICPA) which will assist him in keeping abreast of technical accounting developments in the US.  We will also consider mitigating any weakness by conferring and/or hiring outside accounting advisers with respect to the technical requirements applicable to our financial statements.

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

Item 16A.      Audit Committee Financial Expert

Since Robert Edge did not stand for re-election to our Board at the Annual General Meeting held in November 2006, we currently do not have an audit committee financial expert within the meaning of Sarbanes-Oxley and related regulations.  We are currently taking steps to appoint an additional Director who will serve also on our Audit Committee and it is our intention that such individual should be qualified as a financial expert.

Item 16B.      Code Of Ethics

We have adopted a Code of Ethics (styled Code of Conduct) that applies to all of our Directors employees, including our principal executive officer, principal financial officer, principal accounting officer or controller.  The Code can be downloaded at our website (www.gtg.com.au).  Additionally, any person, upon request, can ask for a hard copy or electronic file of such Code.  If we make any substantive amendment to the Code of Ethics or grant any waivers, including any implicit waiver, from a provision of the Code of Ethics, we will disclose the nature of such amendment or waiver on our website.  During the year ended June 30, 2006, no such amendment was made or waiver granted. Our Board of Directors is responsible for the corporate governance of the consolidated entity and guides and monitors the business and affairs of Genetic Technologies Limited on behalf of the shareholders by whom they are elected and to whom they are accountable.  We are required to publish a Corporate Governance Statement annually that accords with the introduction last year of the Australian Securities Exchange Corporate Governance Council’s (the “Council’s”) “Principles of Good Corporate Governance and Best Practice Recommendations”.  In accordance with the Council’s recommendations, the Corporate Governance Statement must now contain certain specific information and must disclose the extent to which we have followed the guidelines during the period.  Where a recommendation has not been followed, that fact must be disclosed, together with the reasons for the departure.  The Company’s Corporate Governance Statement is now structured with reference to the Corporate Governance Council’s principles and recommendations.  Below is an extract from the Company’s most recent Corporate Governance Statement:

As of the date of this Annual Report, the following eleven Corporate Governance documents had been adopted by the Board, in addition to the Company’s Constitution which was revised and approved by the shareholders of the Company in November 2005:

•                  a Board Charter which defines the role of the Board and that of management;

•                  an Audit Committee Charter;

•                  a Corporate Governance Committee Charter;

•                  a Board Protocol which clarifies the responsibilities of Directors and the Company’s expectations of them;

•                  a Code of Conduct;

•                  a Board Performance Evaluation Policy;

•                  a Risk and Compliance Policy;

•                  a Continuous Disclosure Policy;

•                  a Securities Trading Policy;

•                  a Shareholder Communications Policy; and

•                  a Whistleblower Policy.

Since the completion of the 2005 Corporate Governance Statement, the Company has restructured its Board so that it complies with ASX Recommendations 2.1 [by appointing a majority of independent Directors], and 2.2 and 2.3 [by appointing an independent Chairman, separate from the Chief Executive Officer].  Steps have also been taken to comply with Recommendation 9.3 [with respect to remuneration paid to Directors and Executives].

Work is continuing on other areas of the Company’s governance structure.

Item 16C.      Principal Accountant Fees And Services

The following table sets forth the fees billed to us by our Independent Registered Public Accounting Firm, Ernst & Young, during the fiscal years ended June 30, 2006 and 2005, respectively:

	2006	2005
Audit fees	$301,929	$227,880
Audit-related services	—	94,969
Tax fees	59,142	61,042
Other services	—	—
Total	$361,071	$383,891

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

Item 18.         Financial Statements

GENETIC TECHNOLOGIES LIMITED

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Genetic Technologies Limited - Report of Independent Registered Public Accounting Firm

Genetic Technologies Limited - Consolidated Balance Sheets for the years ended June 30, 2006 and 2005

Genetic Technologies Limited - Consolidated Statements of Operations for the years ended June 30, 2006, 2005 and 2004

Genetic Technologies Limited - Consolidated Statements of Changes in Shareholders’ Equity

Genetic Technologies Limited - Consolidated Statements of Cash Flows for the years ended June 30, 2006, 2005 and 2004

Genetic Technologies Limited - Notes to Consolidated Financial Statements

Item 19.         Exhibits

The following documents are filed as exhibits to this Annual Report on Form 20-F:

1.1                                 Constitution of the Registrant.#

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

4.1                                 Consulting contract with Dr. Stephen Kent for Technical Review Committee for ImmunAid Pty. Ltd., dated September 14, 2001.+

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

13.02                     Certification pursuant to 18 U.S.C. Section 1350

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

#Previously filed with the Company’s Annual Report on Form 20-F (File No. 0-51504), filed with the Commission on December 30, 2005.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

GENETIC TECHNOLOGIES LIMITED

Dated: December 22, 2006	By:	/s/ Dr. Mervyn Jacobson
Name: Dr. Mervyn Jacobson
Title: Chief Executive Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of Genetic Technologies Limited

We have audited the accompanying consolidated balance sheets of Genetic Technologies Limited and subsidiaries as of June 30, 2006 and 2005, and the related consolidated statements of operations, statements of changes in shareholders’ equity, and statements of cash flows for each of the three years in the period ended June 30, 2006.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  We were not engaged to perform an audit of the Company’s internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Genetic Technologies Limited and subsidiaries at June 30, 2006 and 2005, and the consolidated results of their operations and their cash flows for each of the three years in the period ended June 30, 2006, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young

Melbourne, Australia
December 22, 2006

F1

CONSOLIDATED BALANCE SHEETS     (U.S. DOLLARS)

		June 30,
	Note	2006	2005
Assets
Current assets
Cash and cash equivalents		$8,238,434	$13,464,416
Trade accounts receivable		892,113	382,258
GST receivable		147,237	54,161
Other current assets		959	93,687
Prepayments		436,463	377,803

Total current assets		$9,715,206	$14,372,325

Non-current assets
Prepayments		$31,624	$63,865
Restricted security deposits		647,795	630,050
Cost-method investments *	3	500,010	500,010
Property, plant and equipment, net of accumulated depreciation of $2,346,643 (2005: $1,479,791)	4	1,681,894	1,985,302
Patents, net	5	3,819,752	4,415,266
Goodwill, net	6	256,819	346,983

Total non-current assets		$6,937,894	$7,941,476

Total assets		$16,653,100	$22,313,801

Liabilities and Shareholders’ equity
Current liabilities
Trade accounts payable		$1,046,924	$2,288,975
Provision for tax	7	445,726	491,986
Provision for employee entitlements		305,315	231,779
Deferred revenue	8	25,000	366,790
Hire purchase finance liability	11	364,008	331,711

Total current liabilities		$2,186,973	$3,711,241

Non-current liabilities
Unsecured loan	9	$519,610	$533,260
Provision for employee entitlements		27,337	27,549
Hire purchase finance liability	11	365,010	691,700

Total non-current liabilities		$911,957	$1,252,509

Total liabilities		$3,098,930	$4,963,750

Commitments and contingencies		$—	$—

Minority interest		$130,033	$125,336

Shareholders’ equity
Ordinary shares, no par value, issued and outstanding – 362,389,899 shares (2005: 362,369,899 shares)	12	$28,192,441	$27,575,104
Accumulated deficit		(17,002,436)	(12,982,113)
Accumulated other comprehensive income		2,234,132	2,631,724

Total shareholders’ equity		$13,424,137	$17,224,715

Total liabilities and shareholders’ equity		$16,653,100	$22,313,801

*            Includes shares in XY, Inc. (a related party, see Notes 3 and 10) carried at cost of $301,890 (2006) and $301,890 (2005).

See accompanying notes to financial statements.

F2

CONSOLIDATED STATEMENTS OF OPERATIONS     (U.S. DOLLARS)

		Year ended June 30,
	Note	2006	2005	2004
Revenues
License revenues		$4,997,223	$4,970,007	$507,910
Service testing revenues		1,906,290	1,809,301	1,969,963
Grant income		426,574	437,278	154,702
Other income		14,915	3,469	12,427

Total revenues		$7,345,002	$7,220,055	$2,645,002

Total operating income		$7,345,002	$7,220,055	$2,645,002

Operating expenses
Service testing expenses		$4,547,437	$3,510,444	$2,244,020
Research and development		2,815,804	1,830,932	1,669,484
Patent and license fees		1,438,345	4,632,617	804,340
Sales and marketing		846,808	570,498	993,827
General and administrative		2,273,946	2,597,642	2,285,787

Total operating expenses		$11,922,340	$13,142,133	$7,997,458

Loss from operations		$(4,577,338)	$(5,922,078)	$(5,352,456)

Other income (expenses)
Interest income		$601,803	$484,286	$352,605
Net profit on sale of assets		1,735	97,809	406,224
Net foreign exchange gains (losses)		92,403	(140,861)	(171,960)
Interest expense		(63,316)	(31,750)	—

Total other income (expenses)		$632,625	$409,484	$586,869

Net loss before income taxes		$(3,944,713)	$(5,512,594)	$(4,765,587)

Income taxes	7	(67,649)	(195,339)	(27,579)

Net loss before minority interest		$(4,012,362)	$(5,707,933)	$(4,793,166)

Minority interest		(7,961)	(35,016)	(23,560)

Net loss		$(4,020,323)	$(5,742,949)	$(4,816,726)

Net loss per ordinary share (basic and diluted)		$(0.01)	$(0.02)	$(0.02)

Weighted average shares outstanding (basic and diluted)		362,386,940	315,264,068	277,806,689

See accompanying notes to financial statements.

F3

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY     (U.S. DOLLARS)

	Note	Number of Ordinary Shares	Paid in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income	Totals

Balance - July 1, 2003		262,234,425	$5,715,441	$(2,422,438)	$911,307	$4,204,310

Issuance of ordinary shares at 48 cents each as part of capital raising		13,333,333	6,395,000	—	—	6,395,000
Less associated transaction costs		—	(223,825)	—	—	(223,825)
Issuance of ordinary shares at 13 cents on exercise of Vendor options	13	3,336,636	440,190	—	—	440,190
Issuance of ordinary shares at 27 cents to acquire patents		16,666,667	4,524,000	—	—	4,524,000
Issuance of ordinary shares at 30 cents on exercise of Director options	13	1,000,000	295,560	—	—	295,560
Issuance of ordinary shares at 32 cents on exercise of Staff options	13	112,500	36,032	—	—	36,032
Issuance of ordinary shares at 37 cents on exercise of Staff options	13	125,000	46,200	—	—	46,200
Stock options issued as compensation		—	62,904	—	—	62,904
Other comprehensive income (loss), net of tax of $nil:
Foreign Currency Translation adjustment		—	—	—	887,685	887,685
Net loss		—	—	(4,816,726)	—	(4,816,726)

Comprehensive loss						(3,929,041)

Balance - June 30, 2004		296,808,561	$17,291,502	$(7,239,164)	$1,798,992	$11,851,330

Issuance of ordinary shares at 16 cents on exercise of Vendor options	13	65,418,838	10,228,372	—	—	10,228,372
Issuance of ordinary shares at 40 cents on exercise of Staff options	13	75,000	29,959	—	—	29,959
Issuance of ordinary shares at 37 cents on exercise of Staff options	13	67,500	25,271	—	—	25,271
Stock options issued as compensation		—	—	—	—	—
Other comprehensive income (loss), net of tax of $nil:
Foreign Currency Translation adjustment		—	—	—	832,732	832,732
Net loss		—	—	(5,742,949)	—	(5,742,949)

Comprehensive loss						(4,910,217)

Balance - June 30, 2005		362,369,899	$27,575,104	$(12,982,113)	$2,631,724	$17,224,715

Issuance of ordinary shares at 32 cents to acquire patents	5	20,000	6,494	—	—	6,494
Stock options issued as compensation		—	610,843	—	—	610,843
Other comprehensive loss, net of tax of $nil:
Foreign Currency Translation adjustment		—	—	—	(397,592)	(397,592)
Net loss		—	—	(4,020,323)	—	(4,020,323)

Comprehensive loss						(4,417,915)

Balance - June 30, 2006		362,389,899	$28,192,441	$(17,002,436)	$2,234,132	$13,424,137

F4

CONSOLIDATED STATEMENTS OF CASH FLOWS     (U.S. DOLLARS)

	Year ended June 30,
	2006	2005	2004
Operating activities
Net loss	$(4,020,323)	$(5,742,949)	$(4,816,726)

Depreciation	521,966	550,477	399,542
Amortization of patents	492,304	491,669	38,632
Amortization of leased assets	390,700	96,684	—
Amortization of prepayments	370,712	—	—
Net gain from sale of assets	(1,735)	(97,809)	(406,224)
Write-off of goodwill	81,851	—	—
Proceeds from the sale of marketable securities	—	—	593,647
Stock-based compensation	610,843	—	62,904
Net foreign exchange (gains) losses	(37,968)	(45,565)	34,141
Net drawdown under Applera settlement	(479,644)	—	—
Minority interest	7,961	35,016	23,560

Net changes in operating assets and liabilities

(Increase) decrease in trade accounts receivable	(509,855)	(138,727)	(960,727)
(Increase) decrease in GST receivable	(93,076)	(54,161)	—
(Increase) decrease in other current assets	92,728	(69,003)	(20,797)
(Increase) decrease in prepayments	(397,131)	(441,668)	—
(Increase) decrease in restricted security deposits	(17,745)	(603,177)	6,494

Increase (decrease) in trade accounts payable	(1,242,051)	887,873	1,340,951
Increase (decrease) in provisions	27,064	211,084	80,015
Increase (decrease) in deferred revenue	(341,790)	(96,141)	462,931

Net cash used in operating activities	$(4,545,189)	$(5,016,397)	$(3,161,657)

Investing activities
Payment for plant and equipment	$(119,388)	$(467,689)	$(640,737)
Proceeds from the sale of plant and equipment	3,341	448,413	—

Net cash used in investing activities	$(116,047)	$(19,276)	$(640,737)

Financing activities
Proceeds from stock options exercised	$—	$10,283,602	$817,982
Repayment of hire purchase principal	(337,042)	(215,676)	—
Proceeds from issuance of ordinary shares	—	—	6,400,200
Share issue costs	—	—	(223,825)

Net cash (used in) provided by financing activities	$(337,042)	$10,067,926	$6,994,357

Net change before the effect of exchange rate changes	$(4,998,278)	$5,032,253	$3,191,963

Effect of exchange rate changes on cash and cash equivalents	(227,704)	532,403	798,595

Net change in cash and cash equivalents	$(5,225,982)	$5,564,656	$3,990,558

Cash and cash equivalents, beginning of year	13,464,416	7,899,760	3,909,202

Cash and cash equivalents, end of year	$8,238,434	$13,464,416	$7,899,760

Supplemental disclosure of cashflow information
Cash interest received	$694,531	$409,422	$333,782
Cash interest paid	$63,316	$31,750	$—

Refer Note 16 for non-cash investing and financing transactions.

See accompanying notes to financial statements.

F5

1.      The Company and its operations

Organization and nature of operations

GeneType AG (“GeneType”) was incorporated in Switzerland on February 13, 1989 as an enterprise engaged in research and development in the area of genetics and the licensing of its patented genetic technologies.  In August 2000, an Australian company, Duketon Goldfields Ltd. (“Duketon”), acquired GeneType as a wholly-owned subsidiary.  Under accounting principles generally accepted in the United States of America (“US GAAP”), the company whose former shareholders retain the majority of the voting rights in the combined business must be treated as the acquirer for accounting purposes.  Accordingly, this transaction was accounted for as a reverse acquisition for financial reporting purposes, with GeneType identified as the accounting acquirer.

Concurrent with the reverse acquisition, the combined company changed its name to Genetic Technologies Limited (“Genetic Technologies” or the “Company”).  Since the reverse acquisition, the Company’s activities have focused primarily on biotechnology, particularly in the area of genetics.

The Company is a public company incorporated in Australia and listed on the Australian Securities Exchange (“ASX”).On September 2, 2005, the Company also completed a Level II listing of its American Depositary Receipts (“ADRs”) on the NASDAQ Global Market (“NASDAQ”).  Genetic Technologies operates in Australia, Canada and Europe and owns patents in the areas of human, animal and plant genetic diagnostics and genomics.  The Company is pursuing commercial opportunities in three main areas of activity:

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

Principles of consolidation

The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries, including those in which the Company has less than 100% ownership interest, all of which are controlled by the Company.  All significant intercompany balances and transactions have been eliminated on consolidation.  The consolidated financial statements include information and results of each subsidiary from the date on which the Company obtains control and until such time as the Company ceases to control such entities.  The entities whose financial statements are consolidated by the Company and which the Company’s ownership in them is less than 100% are AgGenomics Pty. Ltd., ImmunAid Pty. Ltd. and Gtech International Resources Limited.  These three entities are consolidated by the Company as it has effective control over them.  AgGenomics Pty. Ltd. is treated as a Variable Interest Entity in accordance with FASB Interpretation No. 46: Consolidation of Variable Interest Entities, for which the Company is the primary beneficiary.

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

The rates used to translate AUD to USD for assets and liabilities were:

June 30,
2006	2005

$0.7423	$0.7618

Revenues and expenses are translated at the average exchange rate during the year.  The rates used to translate revenues and expenses were:

June 30,
2006	2005	2004

$0.7475	$0.7564	$0.7132

Commitments, contingencies and expected future income detailed in the notes have been translated into U.S. currency at the rate of exchange at June 30, 2006 of AUD1.00 = $0.7423.

Accounting estimates

The preparation of financial statements requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported results of operations during the reporting period.  In preparing these consolidated financial statements, accounting estimates have been applied to calculate the provisions for tax and employee entitlements and determining the useful lives of the property, plant and equipment, while assumptions have been used for computing stock options.  Actual results may vary from those estimates.

Cash and cash equivalents

Cash and cash equivalents primarily are comprised of cash on deposit and short-term, highly liquid investments with original maturity dates of three months or less.

Receivables

Trade accounts receivable and other receivables are recorded at amounts due less any estimate for doubtful debts.  Bad debts are charged off directly to accounts receivable.  Amounts are charged off when Management has deemed them to be uncollectible.  In determining whether amounts are uncollectible, Management considers multiple factors including the aging of the accounts, historical bad debt experience, and the general economic environment.  The Company recorded bad debt expenses of $nil, $nil and $28,597 during the years ended June 30, 2006, 2005 and 2004, respectively.

F7

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

Cost-method investments

Investments in which the Company does not have significant influence, generally represented by an ownership interest of less than 20%, are recorded using the cost-method of accounting.  Such investments are periodically reviewed for impairment, with fair values determined based on the latest round of fund raising.  If a decline in value is judged to be other than temporary, the cost basis of the investment is written down to the recoverable amount.  The resulting realized loss is included in the consolidated statements of operations in the period in which the decline was deemed to be other than temporary.  The fair value of the cost-method investments is not estimated as there are no identified events or changes in circumstances that may have a significant adverse effect on the fair value of the investment and it is not practicable to do so.

Marketable securities

The securities consist of equity securities, which are stated at fair value.  Unrealized gains or losses on the changes in the fair value of the securities are recorded in the consolidated statements of operations.  Dividends on securities classified as trading are included in dividend income when declared.

Property, plant and equipment

Property, plant and equipment are measured at cost, net of accumulated depreciation.  Expenditures for upgrades, maintenance and repairs are expensed as incurred.  Depreciation is provided, using both the straight-line and declining balance methods, on all property, plant and equipment.  Major depreciation and amortisation periods are:

Asset category	Straight-line method (useful lives)	Declining balance method (depreciation rates)
Laboratory equipment	3 to 5 years	20%
Computer equipment	2 to 5 years	20% to 40%
Office equipment	2.5 years	13% to 40%
Equipment under hire purchase	3 years	40%
Leasehold improvements	5 to 8 years	N/A

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

Patents

External costs incurred in filing, defending and protecting patent applications for which no future benefit is reasonably assured are expensed as patent fees as incurred.  As of June 30, 2006 and 2005, none of these external costs have been capitalized.  Acquired patents, for which a future benefit is reasonably assured, are capitalized and amortized using the straight-line method over their useful life, being 10 years.

F8

Goodwill

Goodwill represents the excess of the cost of businesses acquired over the fair value of the identifiable net assets acquired.  Prior to the adoption of SFAS No. 142: Goodwill and Other Intangible Assets (“SFAS 142”), through June 30, 2002, goodwill was amortized on a straight-line basis over a period of between 10 to 20 years.  Subsequent to the adoption of SFAS 142 on July 1, 2002, amortization of goodwill ceased.  Goodwill attributable to purchased business combinations completed subsequent to June 30, 2001 was never amortized pursuant to SFAS 142.

The Company tests goodwill for impairment annually and on an interim basis if events or changes in circumstances between annual tests indicate that the asset might be impaired using the two-step process prescribed in SFAS 142.  The first step is a comparison of the fair value of the reporting unit with its carrying amount, including goodwill.  If this step reflects impairment, then the loss is measured as the excess of the recorded goodwill over its implied fair value.  Implied fair value is the excess of the fair value of the reporting unit over the fair value of all identified assets and liabilities.  Since the adoption of SFAS 142, no impairment losses have been recognized.  However, in fiscal year 2006, the Company recorded a write-off of goodwill amounting to $81,851.

Exchanges of nonmonetary assets

In December 2004, the FASB issued SFAS No. 153: Exchanges of Nonmonetary Assets (“SFAS 153”), which is applicable for fiscal periods beginning after June 15, 2005.  The Company adopted SFAS 153 on July 1, 2005.  SFAS 153 amends Accounting Principles Board Opinion No. 29: Accounting for Nonmonetary Transactions (“APB 29”), by eliminating the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance.  A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange.  SFAS 153 requires entities to measure exchanges of monetary assets based on the fair values of the assets exchanged.  Prior to July 1, 2005, the Company applied APB 29, which required that the accounting for an exchange of a productive asset for a similar productive asset should be based on the recorded amount of the asset relinquished.  Certain of the Company’s licensing arrangements involve the exchange of non-monetary assets.  Refer further disclosure under the heading Revenue Recognition.

Accruals for employee entitlements

The Company accrues compensated absences and related benefits as current charges to earnings when the following criteria are met: (1) the employee’s right to receive compensation for the future absences is attributable to services already performed by the employee; (2) the employee’s right to receive the compensation for the future absences is vested, or accumulates; (3) it is probable that the compensation will be paid; and (4) the amount of compensation is reasonably estimable.

Finance leases and hire purchase agreements

Leases and hire purchase agreements which effectively transfer substantially all of the risks and benefits incidental to ownership of the leased item to the group are capitalized at the present value of the minimum lease payments and disclosed as laboratory equipment.  A lease or hire purchase liability of equal value is also recognised.  Capitalized lease and hire purchase assets are amortized over the term of the respective agreement.  Minimum lease or hire purchase payments are allocated between interest expense and reduction of the lease or hire purchase liability, with the interest expense calculated using the interest rate implicit in the lease and recognised directly in net profit.  The cost of improvements to or on leasehold property is capitalized, disclosed as leasehold improvements, and amortized over the unexpired period of the lease or the estimated useful lives of the improvements, whichever is the shorter.

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

F9

Revenue recognition

Revenues are recognized at the fair value of the consideration received net of the amounts of goods and services tax (GST).

License fee income

When the Company has no future obligations in relation to its license agreements that do not have fixed terms and renewal options, license fee income is recorded on the execution of a binding agreement, because the Company has no future obligations, income is fixed and determinable, and collection is reasonably assured.  Income under license arrangements with fixed terms and renewal options is deferred and recognized on a straight-line basis over the license period.  The Company has no other arrangements with its licensees to provide services besides the license agreement.  Revenues are recognized at the fair value of the consideration received net of the amounts of goods and services tax (GST).  Any securities received as a component of the upfront license fees are recorded as revenue, based on the market price of the securities at the date of signing the license agreement in the case of listed securities, and the price at which securities were most recently issued by the licensee in the case of unlisted securities.  Equipment and supplies received as part of licensing arrangements are recognized at their respective fair values on the date they are received.  The Company grants no refunds to its customers.

Royalties

The Company licenses the use of its patented genetic technologies.  Royalties from these licenses are recognized when earned and no future performance is required by the Company, and collection is reasonably assured.

Rendering of services

The Company generates revenue principally from the licensing of patents and the provision of genetic testing services.  Revenue is recognized when the four basic criteria of revenue recognition are met: (1) a contractual agreement exists; (2) services have been rendered; (3) the fee is fixed or determinable; and (4) collectibility is reasonably assured.  For each source of revenue, the Company complies with the above revenue recognition criteria in the following manner:

•                  A sale is recorded when services have been rendered to and accepted by the customer pursuant to a fixed price sales order, collectibility of the selling price is reasonably assured, and the associated risks have passed to the customer.  The Company grants no refund or return rights.

•                  Revenues from services rendered are recognized as the service is performed, and no additional services are required to be provided.

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

Interest income

Interest income is recognized as earned and when collectibility is assured.

Sales and marketing expenses

Sales and marketing expenses, including advertising expenses, are expensed as incurred.  Total advertising expenses incurred during the years ended June 30, 2006, 2005 and 2004 were $126,736, $101,522 and $405,372, respectively.

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

F10

Stock-based compensation

The Company currently sponsors stock option plans.  Prior to July 1, 2005, the Company accounted for its stock option plans in accordance with Accounting Principles Board Opinion No. 25: Accounting for Stock Issued to Employees and related interpretations (“APB 25”) and adopted the disclosure-only provisions of SFAS No. 123: Accounting for Stock-Based Compensation (“SFAS 123”).  Under APB 25, the Company recognized compensation expense for stock option grants on the date of the grant only if the current market price of the underlying stock exceeded the exercise price.  Unearned compensation expense was charged against operations ratably over the vesting period of the options.  For disclosure purposes under SFAS 123, stock options were valued at the measurement date using the Black-Scholes option valuation model and compensation costs were recognized ratably over the vesting period.

Effective from July 1, 2005, the Company adopted the requirements of SFAS 123 (revised 2004): Share-Based Payments (“SFAS 123R”) using the “modified prospective” method thereby recognising the compensation cost in the financial statements for all share-based payments granted after that date, and based on the requirements of SFAS 123, for all unvested awards granted prior to the effective date of SFAS 123R.

As a result of adopting SFAS 123R on July 1, 2005, the Company’s loss before income taxes and net loss for the year ended June 30, 2006 are both $610,843 higher than if it had continued to account for share-based compensation under APB 25.  Basic and diluted loss per share for the year ended June 30, 2006 was $0.002 higher than if the Company had continued to account for the share-based compensation under APB 25.  The adoption of SFAS 123R had no effect on the cash flow statement.

The Company utilizes a Black-Scholes option pricing model to measure the fair value of stock options granted to employees.

Options granted to consultants and other non-employees are accounted for in accordance with Emerging Issues Task Force consensus No 98-18: Accounting for Equity Instruments that are issued to Other than Employees for Acquiring, or in Connection with Selling Goods or Services, and valued using the Black-Scholes option pricing model.  Compensation cost for stock options granted to non-employees is measured at the fair value of stock options as calculated using the Black-Scholes option valuation model and are expensed over the period in which the options vest.

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

	June 30,
	2006	2005	2004

Risk Free Interest Rate	5.62%	5.21%	5.80%
Expected Dividend Yield	—	—	—
Expected Volatility	0.53	0.55	0.89
Expected Lives (years)	5.0	5.0	6.0

Had the Company elected to adopt the fair value recognition provisions of SFAS 123, pro forma net loss would be as follows:

	Year ended June 30,
	2005	2004

Net loss as reported	$(5,742,949)	$(4,816,726)
Employee stock-based compensation, net of taxes, as calculated under APB 25 included in net loss as reported	591	976

Employee stock-based compensation, net of taxes, as calculated under SFAS 123	(606,418)	(532,408)

Pro forma net loss	$(6,348,776)	$(5,348,158)

Net loss per ordinary share (basic and diluted)	$(0.02)	$(0.02)

Pro forma net loss per ordinary share (basic and diluted)	$(0.02)	$(0.02)

Refer to Note 13 for further details regarding the Company’s stock options plans.

F11

Net loss per share

Basic net loss per ordinary share is calculated by dividing net loss by the weighted-average number of ordinary shares outstanding during the period.  The computation of diluted net loss per share reflects the potential dilution that could occur if dilutive securities and other contracts to issue ordinary shares were exercised or converted into ordinary shares or resulted in the issue of ordinary shares that then shared in the net loss of the Company.  All of the ordinary shares for which the options were exercisable were excluded from the computation of diluted loss per share because their inclusion would have had an antidilutive effect on loss per share in all periods.

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

During 2002, the Company formed an incorporated joint venture with Agriculture Victoria Services Pty. Ltd. (“AVS”) for the purpose of using ultra-high throughput genomic technologies and facilities to accelerate breeding programs in both the plant and animal agricultural industries.  The Company owns 50.1% of the shares in the joint venture company AgGenomics Pty. Ltd. (“AgGenomics”).  Under the terms of the agreement, the Company is required to provide working capital to AgGenomics to help fund AgGenomics’ operations.  The Company’s maximum exposure to loss as a result of its involvement in AgGenomics is the balance of the working capital loans provided to AgGenomics.  At June 30, 2006 and 2005, AgGenomics has outstanding loans payable to the Company in the amount of $325,616 and $364,642, respectively.  These amounts were eliminated for consolidation purposes.  AgGenomics has no other outstanding debt.  The Company also receives a management fee for various services provided to AgGenomics.  AVS is not required to provide funding in addition to its capital contribution of $28. The Company is the primary beneficiary of AgGenomics and, accordingly consolidates AgGenomics in the accompanying financial statements.  The total assets and net liabilities of AgGenomics as of June 30, 2006 (net of eliminating balances) were $55,586 and $4,759, respectively.

Tax consolidation system

Legislation to allow groups, comprising a parent entity and its Australian resident wholly owned entities, to elect to consolidate and be treated as a single entity for income tax purposes, was substantively enacted on October 21, 2002.  The legislation, which includes both mandatory and elective elements, is applicable to the Company.  Effective July 1, 2003, for the purposes of income tax, Genetic Technologies and its wholly-owned subsidiaries have formed a tax consolidation group.  Members of the group propose to enter into a tax sharing arrangement in order to allocate income tax expense to the wholly owned Australian subsidiaries on a pro-rata basis when they lodge the income tax return.  In addition, the agreement will provide for the allocation of income tax liabilities between the entities should the Company default on its tax payment obligations.

F12

Recent pronouncements

Accounting Changes and Error Corrections

In May 2005, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 154, Accounting Changes and Error Corrections, a replacement of Accounting Principles Board (“APB”) Opinion No. 20 and FASB Statement No. 3 (“SFAS 154”).  SFAS 154 provides guidance on the accounting for and reporting of accounting changes, including changes in principle, accounting estimates, and the reporting entity, as well as, corrections of errors in previously issued financial statements.  SFAS 154 requires retrospective application of voluntary changes in accounting principle to prior period financial statements, unless it is impracticable to do so.  SFAS 154 also provides that a change in accounting estimate that is affected by a change in accounting principle is accounted for as a change in estimate.  SFAS 154 carries forward from APB 20, Accounting Changes, the reporting for a correction of an error, a change in the reporting entity, and the requirement to justify a voluntary change in accounting principle on the basis of preferability.  SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005 with early adoption permitted for accounting changes and corrections of errors made in fiscal years beginning after the date SFAS 154 was issued.  The Company plans to adopt this pronouncement in fiscal years beginning July 1, 2006 and does not believe the adoption of SFAS 154 will have a material effect on the financial statements.

Uncertainty in Income Taxes

In July 2006, the FASB issued FASB Interpretation (“FIN”) No. 48, Accounting for Uncertainty in Income Taxes, an interpretation of FASB No. 109, Accounting for Income Taxes (“FIN 48”).  FIN 48 creates a single model to address uncertainty in tax positions and clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements.  FIN 48 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure, and transition.  In addition, FIN 48 clearly scopes out income taxes from SFAS No. 5, Accounting for Contingencies.  FIN 48 applies to all tax positions related to income taxes subject to SFAS No. 109.  This includes tax positions considered to be “routine” as well as those with a high degree of uncertainty.  The guidance contained in FIN 48 is also applicable to pass-through entities, non-taxable entities, and entities whose tax liability is subject to 100% credit for dividends paid.  FIN 48 utilizes the following two-step approach for evaluating tax positions: recognition (step one) and measurement (step two).  Step one occurs when an enterprise concludes that a tax position, based solely on its technical merits, is more-likely-than-not to be sustained on examination.  Step two is only addressed if step one has been satisfied.  Under step two, the tax benefit is measured as the largest amount of benefit, determined on a cumulative probability basis, which is more-likely-than-not to be realized on ultimate settlement.  Derecognition of a tax position that was previously recognized would occur when a company subsequently determines that a tax position no longer meets the more-likely-than-not threshold of being sustained.  FIN 48 specifically prohibits the use of a valuation allowance as a substitute for derecognition of tax positions.  FIN 48 requires expanded disclosures, including a tabular roll forward of the beginning and ending aggregate unrecognized tax benefits as well as specific detail related to tax uncertainties for which it is reasonably possible the amount of unrecognized tax benefit will significantly increase or decrease within twelve months.  These disclosures are required at each annual reporting period, unless a significant change occurs in an interim period.  FIN 48 is effective for fiscal years beginning after December 15, 2006.  The Company plans to adopt this pronouncement in fiscal year beginning July 1, 2007 and does not believe the adoption of FIN 48 will have a material effect on the financial statements.

Fair Value Measurements

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (“SFAS 157”).  SFAS 157 provides enhanced guidance for using fair value to measure assets and liabilities and also responds to investors’ requests for expanded information about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings.  SFAS 157 applies whenever other standards require (or permit) assets or liabilities to be measured at fair value and does not expand the use of fair value in any new circumstances.  Under SFAS 157, fair value refers to the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market in which the reporting entity transacts.  SFAS 157 clarifies the principle that fair value should be based on the assumptions market participants would use when pricing the asset or liability.  In support of this principle, SFAS 157 establishes a fair value hierarchy that prioritizes the information used to develop those assumptions.  The fair value hierarchy gives the highest priority to quoted prices in active markets and the lowest priority to unobservable data.  Under SFAS 157, fair value measurements would be separately disclosed by level within the fair value hierarchy.  SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007.  The Company plans to adopt this pronouncement in fiscal years beginning July 1, 2008 and does not believe the adoption of SFAS 157 will have a material effect on the financial statements.

F13

Reclassifications

As described in Note 18, certain reclassifications have been made to the consolidated financial statements for the years ended June 30, 2005 and 2004 to conform to the presentation of the consolidated financial statements for the year ended June 30, 2006.

3.      Cost-method investments

On December 13, 2001, the Company acquired 12,689 ordinary shares, or approximately 1% of the outstanding share capital, of XY, Inc., an unlisted company based in Fort Collins, Colorado.  This acquisition was financed by the issuance of 507,560 ordinary shares of the Company valued at $138,407.  On May 12, 2003, the Company increased its holding in XY, Inc. by acquiring 17,500 ordinary shares through the issuance of 700,000 ordinary shares of the Company, valued at $171,676.  The CEO and Chairman of XY, Inc. is also the CEO of the Company.  As of June 30, 2006 and 2005, the Company owned a total of 30,189 ordinary shares in XY, Inc. (representing approximately 0.42% and 0.42% of the issued ordinary shares of XY, Inc., respectively), valued at $301,890 (2005: $301,890).

In September 2002, the Company issued a limited license to Perlegen Sciences, Inc. (“Perlegen”), at which time Perlegen paid $860,000 in up-front fees.  These fees were satisfied by the payment of cash and the issuance of 127,000 Series B shares, giving the Company an insignificant share holding in Perlegen.  As of June 30, 2006 and 2005, the Company owned a total of 127,000 Series B shares in Perlegen, valued at $198,120 (2005: $198,120).

4.      Property, plant and equipment

Property, plant and equipment consists of the following:

	June 30,
	2006	2005

Laboratory equipment, at cost	$2,244,493	$1,787,858
Accumulated amortization	(1,486,140)	(1,095,260)

Net laboratory equipment	$758,353	$692,598

Computer equipment, at cost	$443,215	$396,509
Accumulated amortization	(277,543)	(194,209)

Net computer equipment	$165,672	$202,300

Office equipment, at cost	$94,863	$80,697
Accumulated amortization	(57,558)	(49,292)

Net office equipment	$37,305	$31,405

Laboratory equipment under hire purchase, at cost	$1,182,141	$1,151,151
Accumulated amortization	(512,282)	(136,590)

Net laboratory equipment under hire purchase	$669,859	$1,014,561

Leasehold improvements, at cost	$63,825	$48,877
Accumulated amortization	(13,120)	(4,439)

Net leasehold improvements	$50,705	$44,438

Total net property, plant and equipment	$1,681,894	$1,985,302

F14

5.      Patents, net

On June 15, 2004, Genetic Technologies acquired a suite of intellectual property from the C.Y. O’Connor ERADE Village Foundation (“CYO”) in Perth, Western Australia.  Consideration for the acquisition was satisfied via the issue by the Company of 16,666,667 ordinary shares with a market value of $0.27 (AUD0.39) each on the date of issue, or $4,524,000 (AUD6,500,000) in total.

Patents consist of the following:

	June 30,
	2006	2005

Patents	$4,831,334	$4,951,700
Accumulated amortization	(1,011,582)	(536,434)
Patents, net	$3,819,752	$4,415,266

Patents are reported entirely by the Australian segment of the Company.  The change in the carrying value of patents is represented by:

	June 30,
	2006	2005

Patents, opening cost	$4,951,700	$4,518,800
Purchases	6,494	—
Foreign currency exchange fluctuations	(126,860)	432,900
Patents, closing cost	$4,831,334	$4,951,700

Accumulated amortization, opening	$536,434	$37,657
Amortization expense	492,304	491,669
Foreign currency exchange fluctuations	(17,156)	7,108
Accumulated amortization, closing	$1,011,582	$536,434

Below is a schedule of estimated aggregate amortization expense for patents for all succeeding years, as at June 30, 2006:

Year ending June 30,

2007	$482,495
2008	482,495
2009	482,495
2010	482,495
2011	482,495
2012 and thereafter	1,407,277

Total estimated amortization	$3,819,752

6.      Goodwill, net

Goodwill consists of the following:

	June 30,
	2006	2005

Goodwill	$265,752	$364,150
Accumulated amortization	(8,933)	(17,167)

Goodwill, net	$256,819	$346,983

F15

Goodwill is reported entirely by the Australian segment of the Company.  The change in the carrying value of goodwill is represented by:

	June 30,
	2006	2005

Goodwill, opening cost	$364,150	$332,314
Goodwill written-off	(81,851)	—
Foreign currency exchange fluctuations	(16,547)	31,836

Goodwill, closing cost	$265,752	$364,150

Accumulated amortization, opening	$17,167	$15,666
Accumulated amortization written back	(8,970)	—
Foreign currency exchange fluctuations	736	1,501

Accumulated amortization, closing	$8,933	$17,167

In prior years, the Company had acquired several businesses providing genetic testing services.  As part of these acquisitions, amounts of goodwill were ascribed to the value of the various brand names acquired.  During 2006, the Company restructured its genetic testing business to streamline its operations.  As part of this restructure, two of these brand names were abandoned.  Accordingly, goodwill related to these names amounting to $81,851was written off.

7.      Income taxes

Loss before income taxes for the years ended June 30, 2006, 2005 and 2004 was realized in the following jurisdictions:

	Year ended June 30,
	2006	2005	2004

Australia	$(3,889,195)	$(5,477,481)	$(4,668,845)
Switzerland	(15,043)	(16,902)	(181,292)
Canada	(38,569)	(18,211)	84,550
USA	(1,907)	—	—

Loss before income taxes	$(3,944,714)	$(5,512,594)	$(4,765,587)

Significant components of the Company’s deferred income tax assets at June 30, 2006, 2005 and 2004 are as follows:

	Year ended June 30,
	2006	2005	2004
Deferred tax asset
Temporary differences
Patents	$751,645	$892,823	$927,409
Foreign withholding taxes	445,726	491,986	277,991
Employee provisions and other differences	111,581	188,657	96,725
Proceeds from Applera settlement	1,672,711	—	—
Net operating (income) loss carry forward	5,111,462	4,643,253	5,399,517
Total deferred tax asset	$8,093,125	$6,216,719	$6,701,642
Valuation allowance	(8,093,125)	(6,216,719)	(6,701,642)

Net	$—	$—	$—

The net movement in valuation allowance was $(1,876,406), $484,923 and $1,736,619 for the years ended June 30, 2006, 2005 and 2004, respectively.

F16

Impact of foreign currency movement in gross deferred tax assets relating to tax losses:

	Year ended June 30,
	2006	2005	2004
Deferred tax asset relating to tax losses
Tax losses brought forward from prior year	$4,643,253	$5,399,517	$3,637,387
Current year tax losses	372,192	1,879,394	1,451,205
Tax losses lost	—	(2,265,920)	—
Effect of foreign currency translations	96,017	(369,738)	310,925
Total gross deferred tax asset relating to tax losses	$5,111,462	$4,643,253	$5,399,517

In assessing the realizability of deferred tax assets, Management considers whether it is more-likely-than-not that some or all of the deferred tax assets will be realized.  The ultimate realization of deferred tax assets is dependent upon the generating of future taxable income during the periods in which those temporary differences become deductible.  Management considers the projected future taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible.  At this time, Management has concluded that it is not more-likely-than-not that the Company will realize the benefits of these deductible differences, as there can be no assurance that the Company will generate the necessary taxable income in any future periods.

The deferred tax asset arising from tax losses generated in Australia of $4,102,188 is indefinite as to use.  The deferred tax asset arising from tax losses generated in Switzerland of $60,255 expires over seven years commencing the financial year ending June 30, 2008.  The deferred tax asset arising from tax losses generated in the United States of America of $789,267 expires over fifteen years commencing with the financial year ending June 30, 2007 up to and including financial year ending June 30, 2021.  Finally, the deferred tax asset arising from tax losses generated in Canada of $159,752 expires over seven years commencing the financial year ending June 30, 2008. Tax losses lost in 2005 of $2,265,920 arose in connection with the creation of a tax consolidation group.

The following table reconciles the income tax provision at the Australian statutory rate to that in the financial statements:

	Year ended June 30,
	2006	2005	2004
Loss before income taxes and minority interest	$(3,944,714)	$(5,512,594)	$(4,765,587)
Income tax rate	30%	30%	30%
Income tax benefit at statutory rate	$(1,183,414)	$(1,653,778)	$(1,429,676)
Tax losses utilized	715,176	—	38,985
Adjust for permanent differences:
Stock compensation	183,253	—	13,732
Write-off of goodwill	24,555	—	—
Difference in tax rates	363	2,359	44,896
Research and development concessions	(112,125)	(227,975)	(119,142)
Benefits of operating loss carry forward	$(372,192)	$(1,879,394)	$(1,451,205)
Increase in valuation allowance	372,192	1,879,394	1,451,205
Foreign taxes - current	67,649	195,338	27,579
Income tax expense - current	$67,649	$195,338	$27,579
Tax withheld directly	(101,481)	—	—
Other foreign currency movements	(12,428)	18,657	—
Opening provision for income tax	491,986	277,991	250,412
Closing provision for income tax	$445,726	$491,986	$277,991

F17

	Year ended June 30,
	2006	2005	2004
Tax rates
Australia	30%	30%	30%
United States	39%	39%	39%
Switzerland	8.5%	8.5%	8.5%
Canada	37%	37%	37%

8.      Deferred revenue

	June 30,
	2006	2005
Opening balance	$366,790	$462,931
Add: cash receipts from customers	—	326,361
Less: amount of revenue recognized in earnings	(326,532)	(439,779)
Add: foreign exchange movements	(15,258)	17,277
Closing balance	$25,000	$366,790

9.      Unsecured loan

	June 30,
	2006	2005
Unsecured loan	$519,610	$533,260
	$519,610	$533,260

The long-term loan represents an unsecured, non-interest bearing loan from the Australian Commonwealth Government received under the Research & Development Start Program.  The loan represents a portion of a grant received by the Company, which has been deferred in accordance with the grant agreement.  The loan will be repayable on or before January 15, 2009,    if the Company commercializes a product as a result of the research covered under the grant.  If no product is commercialized, the Company will recognize grant revenue after January 15, 2009, when the loan is no longer repayable.  The costs associated with the research have been expensed prior to 2004.

10.    Related party transactions and balances

	Years ended June 30,
	2006	2005	2004
4F Investments Pty. Ltd. is associated with Mr. Fred Bart (director in common) and provided management services to the Company at a cost of	$—	$27,231	$25,675

Bankberg Pty. Ltd. is associated with the Company’s Chief Executive Officer, Dr. Mervyn Jacobson (director in common), and provided the office and laboratory premises in Fitzroy to GeneType Pty. Ltd., a wholly-owned subsidiary. During the respective periods, GeneType Pty. Ltd. paid Bankberg Pty. Ltd. rent of	$298,457	$293,100	$266,731

GrapeSeed International is associated with Mr. Russell Granzow, a former director of the Company, and provided management services to the Company for the period April 17, 2003 to January 31, 2004 at a cost of	$—	$—	$82,589

F18

On May 12, 2003, the Company increased its holding in XY, Inc. by acquiring 17,500 ordinary shares through the issuance of 700,000 ordinary shares of the Company, valued at $171,676.  As of June 30, 2006 and 2005, the Company owned a total of 30,189 ordinary shares in XY, Inc. (representing approximately 0.42% of the issued ordinary shares of XY, Inc. at both dates), valued at $301,890 and $301,890, respectively.

Premises previously leased by the Company were subleased to director related entities.  Rental recoveries were included against rent expenses in the consolidated statement of operations.  Total rental recoveries for cancelable leases received by the Company from director related entities during the years ended June 30, 2006, 2005 and 2004 amounted to $nil, $46,053 and $56,271, respectively.

All management fees were disclosed as general and administrative expenses in the consolidated statements of operations in the respective years.

11.    Commitments and contingencies

Capital expenditure commitments

The Company does not have any significant capital expenditure commitments that are subject to binding contracts.  However, the Company has continuing minimal expenditure requirements of the Western Australian Mines Department in respect of its prospecting and exploration licenses and mining leases, which are met by its joint venture partners.

The Company has an investment in the Duketon Belt Joint Venture with Johnson’s Well Mining NL. The Company is not contributing any funding towards the project by agreement with the joint venture partner and does not have any involvement in its operations.  All liabilities are borne by the joint venture partner.  The Company’s investment has been valued at nil in the years ended June 30, 2006 and 2005, respectively.  As a result of this election not to contribute its share of expenditures, the Company’s interest in the joint venture was diluted down to 17.45% as of June 30, 2006 (2005: 18.11%).

Hire purchase commitments

On January 14, 2005, the Company executed a Master Asset Finance Agreement with National Australia Bank Limited (the “Bank”) in respect of a $1,855,750 (AUD2,500,000) asset finance facility (the “Facility”).  During the period up to June 30, 2006, the Company financed the acquisition of laboratory and office equipment under the Facility with a total value of $1,182,141 (AUD1,592,538).  A cash security deposit of $583,985 (AUD786,724) was held by the Bank as of June 30, 2006.  Interest on the Facility is charged at rates ranging from 6.93% to 7.38% per annum.  The hire purchase contracts have a term of three years with a 10% residual being payable at the conclusion of the contract.  Each of the Company’s Australian-resident controlled entities has provided a guarantee to the Company in respect of the Facility.

On February 9, 2005, the Company entered into a sale-and-hire-back transaction pursuant to which it sold three items of laboratory equipment back to the Bank for $444,961 (AUD588,262).  The equipment was then refinanced by the Bank under the Facility.

Details of the Company’s future hire purchase commitments under the Facility as of June 30, 2006 are as follows:

Minimum hire purchase payments

Year ending 2007	$404,220
Year ending 2008	378,526

Total minimum hire purchase payments	$782,746
Less: future finance charges	(53,728)

Aggregate hire purchase expenditure contracted for as at reporting date	$729,018

Aggregate expenditure commitments comprise:
Current liability	$364,008
Non-current liability	365,010

Total expenditure commitments	$729,018

F19

Research and development commitments

As of June 30, 2006, the Company funded five separate research and development projects.  Refer Note 17 for details of the various commitments and contingencies pertaining to these projects.

Leases

Operating leases relate to office and laboratory premises in Fitzroy, Victoria and office premises in Sydney, New South Wales that were occupied by the Company.  The lease over the Fitzroy premises is in the name of GeneType Pty. Ltd. (a wholly-owned subsidiary of the Company) and expires on June, 30 2011.  GeneType Pty. Ltd. has an option to extend the lease at its expiration for a further ten year period.  Having previously vacated the Sydney premises in November 2005, the Company negotiated with the existing co-tenants for them to assume all rights and obligations with respect to those premises as from January 1, 2006.  The Fitzroy premises are owned by Bankberg Pty. Ltd., a company associated with the Company’s Chief Executive Officer, Dr. Mervyn Jacobson.  The lease contains market review clauses in the event that GeneType Pty. Ltd. exercises its option to renew.  GeneType Pty. Ltd. does not have an option to purchase the leased assets at the expiry of the lease period.

The following is a schedule of future minimum lease payments for operating leases that had initial or remaining non-cancellable lease terms in excess of one year as of June 30, 2006:

Year ending,
2007	$305,458
2008	325,031
2009	325,031
2010	325,031
2011	325,031
Total minimum lease payments	$1,605,582

Rent expense totalling $298,457, $293,100 and $266,731 for the years ended June 30, 2006, 2005 and 2004, respectively, was paid to Bankberg Pty. Ltd. and allocated across the five expense categories as follows:

	As of and for the year ended June 30,
Expense category	2006	2005	2004
Service testing expenses	$133,294	$130,901	$119,125
Research and development	38,894	38,196	34,759
Patent and license fees	38,388	37,699	34,307
Sales and marketing	31,398	30,834	28,060
General and administrative	56,483	55,470	50,480
Total rent expense	$298,457	$293,100	$266,731

Other contingencies

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

F20

12.    Shareholders’ equity

Terms and conditions

Ordinary shares have the right to receive dividends as declared and, in the event of winding up the Company, to participate in the proceeds from sale of all surplus assets in proportion to the number of and amounts paid up on shares held.  Ordinary shares entitle their holder to one vote, either in person or by proxy, at a meeting of the Company.

Restricted securities

On June 15, 2004, the Company issued a total of 16,666,667 ordinary shares to C.Y. O’Connor ERADE Village Foundation pursuant to a Sponsored Research Agreement between the parties.  Under the terms of the Agreement, these ordinary shares are subject to a voluntary escrow period contractually agreed by the parties the details of which are tabled below.  A total of 6,666,667 shares have already been released from escrow:

Date of escrow expiry	Number of ordinary shares released from escrow
December 15, 2006	3,333,333
December 15, 2007	3,333,333
December 15, 2008	3,333,334
Total number of ordinary shares	10,000,000

Restricted securities have all the rights and obligations of unrestricted securities during the escrow period, other than the ability to sell the shares.

13.    Stock options

On August 29, 2000, the shareholders of Duketon approved the grant of 70,000,000 stock options (“Vendor Options”) at an exercise price of $0.11 (AUD0.20) as partial consideration for the acquisition of GeneType AG.  Each option was exercisable into one ordinary share of the Company at any time on or before April 14, 2005.  During the year ended June 30, 2005, a total of 65,418,838 Vendor Options were exercised.  The remaining 416,776 Vendor Options lapsed on April 14, 2005.

Also on August 29, 2000, the shareholders of Duketon approved the grant of 3,000,000 stock options to employee-directors (“Director Options”) at an exercise price of $0.26 (AUD0.45).  Each of these Director Options was exercisable into one ordinary share at any time on or before April 14, 2005.  No expense was previously recognised.  During the year ended June 30, 2004,   a total of 1,000,000 Director Options were exercised.  The remaining 2,000,000 Director Options lapsed on April 14, 2005.

On May 22, 2001, Gtech International Resources Limited, a subsidiary of the Company, issued 130,000 directors’ options to Dr. Mervyn Jacobson at an exercise price of $0.25 (CAD0.38).  These options lapsed unexercised on May 22, 2006.  On February 3, 2005, Mr. Fred Bart exercised a total of 38,500 directors’ options in Gtech International Resources Limited at an exercise price of $0.16 (CAD0.20).  No expense was recognised for 2006, 2005 or 2004.

On August 2, 2001, the Company announced that it had entered into an agreement with GTH Capital of New York to pursue its listing on the National Association of Securities Dealers Automated Quotations (“NASDAQ”).  In accordance with the agreement, the Company agreed to issue 900,000 options at an exercise price of $0.36 (AUD0.70) to GTH Capital within three years.  GTH Capital subsequently assigned its rights to GMCG, LLC.  The issue of the options is subject to meeting specified performance criteria in achieving the NASDAQ listing.  The options have a contractual life of six years.  As of June 30, 2005, the Company had issued to GMCG, LLC a total of 600,000 options that have met specific performance criteria.  Subsequent to June 30, 2005, the parties agreed not to proceed with the issue of the 300,000 remaining options, notwithstanding the successful listing of the Company’s Level II ADRs on NASDAQ on September 2, 2005, as certain performance criteria were not met by GMCG, LLC.  In accordance with SFAS 123, the Company recorded an expense of $10,827 in the year ended June 30, 2004.  No expense was recognised for 2006 and 2005.  All of the 600,000 options are outstanding and exercisable as of June 30, 2006.

On September 4, 2003, the Company granted 6,666,667 stock options at an exercise price of $0.64 (AUD1.00) as part of a placement of ordinary shares.  Each option was exercisable into one ordinary share of the Company at any time on or before September 30, 2005.  These options vested immediately and carried no rights to dividends and no voting rights.  These options were non-compensatory and were accounted for in permanent equity.  These options subsequently lapsed on September 30, 2005.

F21

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

Options issued under the Staff Share Plan carry no rights to dividends and no voting rights.  In accordance with the terms of the Staff Share Plan, options generally vest on the basis of 25% per annum and can be exercised at any time after vesting to the date of their expiry.  The options generally have an expiry date of six years from the date of grant.  Effective from July 1, 2005, the Company adopted SFAS 123R, thereby recognising the compensation cost in the financial statements for all share-based payments granted after that date, and based on the requirements of SFAS 123, for all unvested awards granted prior to the effective date of SFAS 123R.  In 2005 and 2004, the Company recorded an expense based upon the difference between the exercise price and the issue price of the Company’s ordinary shares at the date of the option grant.  In the years ended June 30, 2006, 2005 and 2004, the expense was $597,088, $591 and $976, respectively.  Under the Staff Share Plan, the Company also issued options to consultants who would not be deemed employees of the Company.  The Company records an expense in accordance with APB 25 based on the fair value of the options issued in exchange for the services and the vesting period.  In the years ended June 30, 2006, 2005 and 2004, this expense was $13,755, $nil and $51,101, respectively.  In accordance with SFAS 123 and SFAS 123R, the Company recorded a total compensation expense of $610,843, $nil and $62,904 in the years ended June 30, 2006, 2005 and 2004, respectively, which has been dissected in the following table.

	As of and for the year ended June 30,
Expense category	2006	2005	2004
Service testing expenses	$174,767	$—	$—
Research and development	56,136	—	52,077
Patent and license fees	91,903	—	—
Sales and marketing	43,584	—	—
General and administrative	244,453	—	10,827
Total compensation expense	$610,843	$—	$62,904

A summary of the Company’s stock option activity for years ended June 30, 2006, 2005 and 2004 follows:

	Number of share options	Exercise price per option	Weighted average exercise price per option
Outstanding at June 30, 2003 *	82,432,250	$0.11 - $0.36	$0.14

Granted	9,476,667	$0.36 - $0.64	$0.56
Exercised	(4,574,136)	$0.13 - $0.37	$0.18
Forfeited	(1,225,000)	$0.30 - $0.40	$0.36
Outstanding at June 30, 2004 *	86,109,781	$0.11 - $0.64	$0.19

Granted	2,330,000	$0.33 - $0.44	$0.39
Exercised	(65,561,338)	$0.14 - $0.40	$0.16
Forfeited	(3,604,276)	$0.15 - $0.45	$0.36
Outstanding at June 30, 2005	19,274,167	$0.29 - $0.76	$0.53

Granted	5,300,000	$0.30 - $0.42	$0.35
Forfeited	(6,666,667)	$0.74	$0.74
Expired	(2,630,000)	$0.32 - $0.45	$0.42
Outstanding at June 30, 2006	15,277,500	$0.28 - $0.52	$0.38

* includes a total of 65,835,614 Vendor Options (2003: 69,172,250).

The number of unissued ordinary shares subject to options issued under the Staff Share Plan at June 30, 2006 was 14,677,500 (2005: 12,007,500).  In addition, a total of 600,000 options had been issued to GMCG, LLC, as stated above.  The weighted-average fair value at grant date of the 5,300,000 options issued under the Staff Share Plan during 2006 was $0.15.  The aggregate intrinsic value of the 15,277,500 options outstanding as of June 30, 2006 was $nil.  The aggregate intrinsic value of the 8,896,250 options exercisable as of June 30, 2006 was also $nil.  The total intrinsic value of options exercised for each year was $nil.

F22

The total fair value of the options which vested during the years ended June 30, 2006, 2005 and 2004 was $262,436, $660,919  and $654,391, respectively.  The weighted average fair values of those options were $0.18, $0.22 and $0.24, respectively.  The weighted average fair value of the 9,296,667 options which were forfeited or expired during 2006 was $0.21.

The total compensation expense related to the 6,381,250 (2005: 5,793,125) non-vested options as of June 30, 2006 was $985,343 (2005: $1,138,020).  The periods over which these amounts will be recognized are disclosed in the tables below.  The weighted average fair value of the non-vested options as of June 30, 2006 and 2005 were $0.15 and $0.20, respectively.

During 2006, no options (2005: 500,000) were issued at an exercise price equal to the market price of the stock on the grant date.  The weighted average exercise price and weighted average fair value of the options issued in 2005 was $0.38 and $0.24, respectively.  In addition, no options were granted during 2006 (2005: 1,830,000) at exercise prices exceeding the market prices of the stock on the respective grant dates.  The weighted average exercise price and weighted average fair value of the options issued in 2005 was $0.39 and $0.23, respectively.

The following is additional information relating to all options outstanding as of June 30, 2006:

	Options outstanding			Options exercisable
Range of exercise prices	Number of options	Weighted average exercise price	Remaining weighted average contractual life (years)	Number of options	Weighted average exercise price
$0.21 - $0.30	875,000	$0.29	2.89	131,250	$0.28
$0.31 - $0.40	8,552,500	$0.35	3.04	3,465,000	$0.35
$0.41 - $0.50	5,250,000	$0.43	2.28	4,700,000	$0.44
$0.51 - $0.60	600,000	$0.52	1.19	600,000	$0.52
	15,277,500	$0.38	2.72	8,896,250	$0.40

The following is additional information relating to all options outstanding as of June 30, 2005:

	Options outstanding			Options exercisable
Range of exercise prices	Number of options	Weighted average exercise price	Remaining weighted average contractual life (years)	Number of options	Weighted average exercise price
$0.21 - $0.30	175,000	$0.29	3.89	87,500	$0.29
$0.31 - $0.40	5,252,500	$0.35	3.97	1,676,875	$0.35
$0.41 - $0.50	6,580,000	$0.45	2.62	4,450,000	$0.45
$0.51 - $0.60	600,000	$0.53	2.19	600,000	$0.53
$0.71 - $0.80	6,666,667	$0.76	0.25	6,666,667	$0.76
	19,274,167	$0.53	2.11	13,481,042	$0.60

The following is additional information relating to all options outstanding as of June 30, 2004:

	Options outstanding			Options exercisable
Range of exercise prices	Number of options	Weighted average exercise price	Remaining weighted average contractual life (years)	Number of options	Weighted average exercise price
$0.10 - $0.20	* 65,835,614	$0.11	0.79	* 65,835,614	$0.11
$0.21 - $0.30	6,807,500	$0.27	3.05	3,910,000	$0.27
$0.31 - $0.40	5,990,000	$0.33	3.70	2,715,000	$0.33
$0.41 - $0.50	810,000	$0.44	3.19	60,000	$0.49
$0.61 - $0.70	6,666,667	$0.64	1.25	6,666,667	$0.64
	86,109,781	$0.19	1.25	79,187,281	$0.17

* represents Vendor Options

F23

14.    Financial instruments

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

	June 30,
	2006		2005
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Assets
Cash and cash equivalents	$8,238,434	$8,238,434	$13,464,416	$13,464,416
Trade accounts receivable	892,113	892,113	382,258	382,258
GST receivable	147,237	147,237	54,161	54,161
Restricted security deposits	647,795	647,795	630,050	630,050

Liabilities
Trade accounts payable	$1,046,924	$1,046,924	$2,288,975	$2,288,975
Hire purchase finance liability	729,018	729,018	1,023,411	1,023,411
Unsecured loan	519,610	Refer below	533,260	Refer below

The values provided are representative of the fair values as of June 30, 2006 and 2005 and do not reflect subsequent changes in the economy, interest and tax rates, and other variables that may impact determination of fair value.

The following methods and assumptions were used in estimating fair values for financial instruments for which it is practicable to estimate values:

Cash and cash equivalents - The carrying amount reported in the balance sheet for cash and cash equivalents approximates fair value due to the short maturity of these instruments.

Trade accounts receivable - The carrying amounts reported in the balance sheet for trade accounts receivable, GST receivable and sundry debtors approximate fair values due to the short-term nature of the balances.

Restricted security deposits - The carrying amounts reported in the balance sheet for restricted security deposits approximate fair values due to the short-term nature of the balances.

Trade accounts payable - The carrying amounts reported in the balance sheet for trade accounts payable and GST relating to acquisition approximate fair values due to the short-term nature of the balances.

Hire purchase finance liability - The carrying amounts reported in the balance sheet for hire purchase finance liabilities approximate fair values due to the short-term nature of the balances.

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

F24

At June 30, 2006, one customer accounted for 72% ($637,934) of accounts receivable.  At June 30, 2005, one customer accounted for 31% ($137,444) of accounts receivable.  All accounts receivable relate to the biotechnology segment in Australia.

At June 30, 2006, one supplier accounted for 10% ($102,969) of accounts payable.  At June 30, 2005, one supplier accounted for 62% ($1,210,825) of accounts payable.  All accounts payable relate to the biotechnology segment in Australia.

In 2006, one customer accounted for 38% ($2,788,232) of the Company’s revenue.  In 2005, one customer accounted for 46% ($3,782,000) of the Company’s revenue.  In 2004, one customer accounted for 19% ($513,434) of the Company’s revenue.   All revenues relate to the biotechnology segment in Australia.

Export sales, principally to the USA, were $4,864,001, $4,560,862 and $306,938 in 2006, 2005 and 2004, respectively.

Interest rate risk exposures

Cash assets totaling $8,238,434 (2005: $13,464,416) have a weighted average floating interest rate of 4.95% (2005: 5.13%).    A weighted floating interest rate of 5.32% (2005: 5.53%) on security deposits totaling $647,795 (2005: $630,050) is included in non-current financial assets.  Other accounts receivable, security deposits, accounts payable and the unsecured loan are non-interest bearing.

Foreign exchange rate risk exposures

The Company is exposed to foreign currency exchange rate risk through primary financial assets and liabilities.  It is the Company’s policy not to hedge these transactions as the exposure is considered to be minimal from a consolidated operations perspective.

Financing facilities available

At reporting date, the following financing facilities had been negotiated and were available:

	June 30,
	2006	2005
Total facilities
Hire purchase facility	$1,855,750	$1,904,500
Credit cards	$81,653	$83,798

Facilities used at reporting date
Hire purchase facility	$1,182,141	$1,151,151
Credit cards	$20,699	$12,777

Facilities unused at reporting date
Hire purchase facility	$673,609	$753,349
Credit cards	$60,954	$71,021

15.    Employee superannuation

As required by Australian superannuation legislation, the Company contributes 9% (2005: 9%) of every employee’s salary to an approved superannuation fund nominated by the employee for their retirement benefit; such funds represents defined contribution plans.  During the years ended June 30, 2006, 2005 and 2004, the Company incurred expenses in relation to superannuation amounting to $256,979, $211,372 and $158,943, respectively.

F25

16.    Non-cash investing and financing activities

As stated below, Genetic Technologies executed a Master Asset Finance Agreement with National Australia Bank Limited in respect of $1,855,750 (AUD2,500,000) asset finance facility (the “Facility”).  During the period from July 1, 2005 to June 30, 2006, the Company financed the acquisition of additional laboratory equipment under the Facility with a total value of $1,182,141 (AUD1,592,538).  During 2005, the Company financed the acquisition of laboratory and office equipment under the Facility with a total value of $1,179,409 (AUD1,511,094).  Each of the Company’s Australian-resident controlled entities has provided a guarantee to the Company in respect of the Facility.  The assets acquired under the Facility are used in the biotechnology segment in Australia.

On June 15, 2004, Genetic Technologies issued 16,666,667 ordinary shares at $0.27 (AUD0.39) to C.Y. O’Connor ERADE Village Foundation to acquire patents and other intellectual property at a value of $4,524,000.  This transaction represents a non-cash investing activity and is part of the biotechnology segment in Australia.

17.    Significant research and development agreements

The Company currently has the following key research and development agreements in place.  Under these agreements, each agency is responsible for its own costs in relation to the work undertaken.  The Company is not liable for any costs incurred by other parties to these agreements.  No costs have been deferred in relation to any of the Company’s contracts.

Collaborative Research Agreement – University of Melbourne Pathogens Project

The Company is party to a research agreement with the University of Melbourne dated April 2003 whereby the Company and the University conduct research into the field of molecular parasitology.  The agreement provides that all intellectual property developed under the agreement belongs to the Company.  As at June 30, 2006, Genetic Technologies is required to contribute further GST-exclusive funds in the order of $15,710 (AUD21,164) towards further research over the term of the agreement.    In March 2003, Meat and Livestock Australia Limited, a third party in an industry affected by molecular parasitology, agreed to contribute an additional $397,305 (AUD535,235) towards the Pathogens project over three years.  On May 31, 2006, the Company entered into an ARC Linkage Agreement with the University pursuant to which Genetic Technologies will contribute $185,575 (AUD250,000) per annum in cash for a period of three years towards research into target new drugs against parasitic nematodes of animals.  As at June 30, 2006, therefore, a total amount of $572,435 (AUD771,164) remained payable by the Company under the various agreements.  In addition, a further in-kind contribution of $37,115 (AUD50,000) per annum for a period of three years will also be made to the project by the Company under the ARC agreement.  Net payments made by the Company in accordance with the original agreement totaled $102,461 (AUD137,071), $141,069 (AUD186,500) and $144,751 (AUD202,960) for the years ended June 30, 2006, 2005 and 2004, respectively.

Sponsored Research Agreement – C.Y. O’Connor ERADE Research Foundation

In June 2004, the Company entered into a Sponsored Research Agreement with the C.Y. O’Connor ERADE Village Foundation whereby Genetic Technologies is required to contribute $668,070 (AUD900,000) per annum to fund research for a period of five years, amounting to a total commitment of $3,340,350 (AUD4,500,000).  Genetic Technologies will own any and all intellectual property arising from the research.  On July 7, 2004, the Company supplied a letter of credit for $334,035 (AUD450,000) for the term of the agreement.  As at June 30, 2006, a total amount of $1,670,175 (AUD2,250,000) remained payable by the Company under the agreement.  Net payments made by the Company in accordance with the agreement totaled $651,876 (AUD872,075), $680,760 (AUD900,000) and $320,940 (AUD450,000) for the years ended June 30, 2006, 2005 and 2004, respectively.

Collaborative Research Agreement – Horticulture Australia Limited

In June 2003, AgGenomics Pty. Ltd., a controlled entity of the Company, entered into a three-year Collaborative Research Agreement with Horticulture Australia Limited (“HAL”) to try to identify a genetic trait for day/night neutrality in strawberries which, if found, could lead to an extension of the cultivation season and consequently higher production.  Under the terms of the agreement, the parties agree to spend $1.5 million (AUD2.1 million), to be funded 45% by HAL and 55% by AgGenomics.  Any and all intellectual property generated from the project will be owned in the same proportions.  In accordance with the agreement, AgGenomics Pty. Ltd. contributed amounts of $459,532 (AUD614,759), $464,995 (AUD614,748) and $562,821 (AUD789,149) for the years ended June 30, 2006, 2005 and 2004, respectively.  As at June 30, 2006, the project had been completed and, as such, there was no amount payable by AgGenomics Pty. Ltd. under the agreement.

F26

Research Agreement – King’s College, London

In March 2004, the Company initiated a joint research project in the United Kingdom to explore the functionality of certain non-coding DNA elements, initially with special focus on the genetics of certain neuro-psychiatric conditions, such as schizophrenia.  On May 31, 2005, the Company agreed to extend its research agreement with King’s College, London for the period from June 1, 2005 to December 31, 2005.  On February 22, 2006, the Company agreed to further extend its research agreement with King’s College, London for the period from February 1, 2006 to August 31, 2006.  Payments made by the Company in accordance with the various agreements totaled $178,912 (GBP96,860), $96,754 (GBP53,000) and $74,103 (GBP41,000) for the years ended June 30, 2006, 2005 and 2004, respectively.  As at June 30, 2006, an amount of $33,056 (GBP18,200) was payable to King’s College, London by the Company under the agreement.

Research Agreement – University of Western Australia

In March 2001, the Company entered into an agreement with the University of Western Australia, which was investigating a method for combating retrovirus-induced immunodeficiency.  The intellectual property, covered by a provisional patent, was transferred by the scientists and inventors of the intellectual property, to a company ImmunAid Pty. Ltd. (“ImmunAid”), initially owned 60% by the Company and 40% by the scientists who have developed the hypothesis and tested it.  In exchange for the 60% interest in ImmunAid, the Company agreed to fund the first $134,260 of research expenditure incurred by ImmunAid.  During the year ended June 30, 2005, the Company agreed to convert certain outstanding loans to ImmunAid Pty. Ltd. into equity which increased its interest in the company to 65%.  As at June 30, 2006, no amount was payable by the Company to the University.

18.    Reclassifications

Restricted security deposits in the amount of $630,050 as of June 30, 2005 have been reclassified from current assets to non-current assets to conform to presentation of the balance sheet as of June 30, 2006.

The following reclassifications have been made to the consolidated statements of operations for the years ended June 30, 2005 and 2004 to conform to the presentation of the consolidated statements of operations for the year ended June 30, 2006:

	2005		2004
	Reclassified	Previously reported	Reclassified	Previously reported
Service testing expenses	3,510,444	3,518,398	2,244,020	2,229,307
Research and development	1,830,932	1,826,984	1,669,484	1,659,914
Patent and license fees	4,632,617	4,591,710	804,340	763,739
Sales and marketing	570,498	537,039	993,827	960,619
General and administrative	2,597,642	2,668,002	2,285,787	2,383,879

19.    Subsequent events

On August 23, 2006, Prof. Deon Venter resigned as a Director of the Company.

On November 17, 2006, Mr. Robert Edge retired as a Director of the Company.

F27

20.    Segment disclosures

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

The Company currently operates in Australia, Switzerland and Canada in two reportable segments – the biotechnology industry and investment activities.  The Company’s biotechnology activities are comprised of a closely integrated and complementary range of licensing, genetic testing and research activities.  The different types of revenues received from the Biotechnology segment is disclosed in the consolidated statement of operations.

Business segment

Segment	Biotechnology			Investment			Consolidated
Year ended June 30	2006	2005	2004	2006	2005	2004	2006	2005	2004
Revenue
External sales	$6,903,513	$6,779,308	$2,477,873	$—	$—	$—	$6,903,513	$6,779,308	$2,477,873
Other revenues	441,489	440,747	167,129	—	—	—	441,489	440,747	167,129
Total segment revenue	$7,345,002	$7,220,055	$2,645,002	$—	$—	$—	$7,345,002	$7,220,055	$2,645,002

Result	$(4,020,323)	$(5,742,949)	$(4,816,726)	$—	$—	$—	$(4,020,323)	$(5,742,949)	$(4,816,726)

Total assets	$16,153,090	$21,813,791		$500,010	$500,010		$16,653,100	$22,313,801

Total liabilities	$3,098,930	$4,963,750		$—	$—		$3,098,930	$4,963,750

Other information
Interest revenue	$601,803	$484,286	$352,605	$—	$—	$—	$601,803	$484,286	$352,605
Profit on sale of assets	$1,735	$97,809	$406,224	$—	$—	$—	$1,735	$97,809	$406,224
Net foreign exchange gains (losses)	$92,403	$(140,861)	$(171,960)	$—	$—	$—	$92,403	$(140,861)	$(171,960)
Interest expense	$(63,316)	$(31,750)	$—	$—	$—	$—	$(63,316)	$(31,750)	$—
Depreciation expense	$(521,966)	$(550,477)	$(399,542)	$—	$—	$—	$(521,966)	$(550,477)	$(399,542)
Income tax expense	$(67,649)	$(195,339)	$(27,579)	$—	$—	$—	$(67,649)	$(195,339)	$(27,579)
Long-lived assets	$119,388	$467,689	$640,737	$—	$—	$—	$119,388	$467,689	$640,737

Cash flow information
Operating activities	$(4,545,189)	$(5,016,397)	$(3,161,657)	$—	$—	$—	$(4,545,189)	$(5,016,397)	$(3,161,657)
Investing activities	$(116,047)	$(19,276)	$(640,737)	$—	$—	$—	$(116,047)	$(19,276)	$(640,737)
Financing activities	$(337,042)	$10,067,926	$6,994,357	$—	$—	$—	$(337,042)	$10,067,926	$6,994,357

F28

Geographic segment

Segment	Australia			Switzerland			Canada			Consolidated
Year ended June 30	2006	2005	2004	2006	2005	2004	2006	2005	2004	2006	2005	2004
Revenue
External sales	$6,903,513	$6,779,308	$2,477,873	$—	$—	$—	$—	$—	$—	$6,903,513	$6,779,308	$2,477,873
Other revenues	441,489	440,747	167,129	—	—	—	—	—	—	441,489	440,747	167,129
Total segment revenue	$7,345,002	$7,220,055	$2,645,002	$—	$—	$—	$—	$—	$—	$7,345,002	$7,220,055	$2,645,002

Result	$(3,966,711)	$(5,707,836)	$(4,911,915)	$(15,043)	$(16,902)	$(12,904)	$(38,569)	$(18,211)	$108,093	$(4,020,323)	$(5,742,949)	$(4,816,726)

Total assets	$16,199,469	$21,872,962		$10,409	$17,866		$443,222	$422,973		$16,653,100	$22,313,801

Total liabilities	$3,072,746	$4,943,907		$23,587	$15,519		$2,597	$4,324		$3,098,930	$4,963,750

Other information
Interest revenue	$601,803	$484,286	$352,605	$—	$—	$—	$8,818	$7,782	$5,293	$601,803	$484,286	$352,605
Profit on sale of assets	$1,735	$97,809	$406,224	$—	$—	$—	$—	$—	$—	$1,735	$97,809	$406,224
Net foreign exchange gains (losses)	$92,403	$(140,861)	$(171,960)	$1,132	$293	$—	$—	$—	$—	$92,403	$(140,861)	$(171,960)
Interest expense	$(63,316)	$(31,750)	$—	$—	$—	$—	$—	$—	$—	$(63,316)	$(31,750)	$—
Depreciation expense	$(521,966)	$(550,477)	$(399,542)	$—	$—	$—	$—	$—	$—	$(521,966)	$(550,477)	$(399,542)
Income tax expense	$(67,649)	$(195,339)	$(27,579)	$—	$—	$—	$—	$—	$—	$(67,649)	$(195,339)	$(27,579)
Long-lived assets	$119,388	$467,689	$640,737	$—	$—	$—	$—	$—	$—	$119,388	$467,689	$640,737

Cash flow information
Operating activities	$(4,571,171)	$(5,026,803)	$(3,131,112)	$(5,312)	$4,163	$(12,716)	$31,294	$6,243	$(17,829)	$(4,545,189)	$(5,016,397)	$(3,161,657)
Investing activities	$(116,047)	$(19,276)	$(640,737)	$—	$—	$—	$—	$—	$—	$(116,047)	$(19,276)	$(640,737)
Financing activities	$(337,042)	$10,067,926	$6,994,357	$—	$—	$—	$—	$—	$—	$(337,042)	$10,067,926	$6,994,357

Net loss for the investment segment has been determined based on the accounting policy described in Note 2 relating to marketable securities and cost-method investments.

During the years ended June 30, 2006, 2005 and 2004, one government grant individually accounted for 1%, 2% and 19% of the Company’s total revenue, respectively.

F29

Non-cash transactions

All non-cash transactions relate to Australia.  Non-cash investing and financing transactions that related to a specific segment are further described in Note 16.  Non-cash operating transactions are disclosed in the consolidated statement of cash flows.  All non-cash operating transactions excluding depreciation and transactions relating to marketable securities and cost-method investments relate to the Biotechnology segment.  Transactions relating to marketable securities and cost-method investments relate to the investment segment.  The allocation of depreciation between segments is further described above.

F30