Form 20-F
period 2007-06-30
GENETIC TECHNOLOGIES LTD
filed 2007-12-20
CIK 1166272

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g)

OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2007

OR

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

OR

SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report…..

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

None

The total number of issued shares of each class of stock of Genetic Technologies Limited as of June 30, 2007 was:

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

Large accelerated filer  ☐                   Accelerated filer    ☐           Non-accelerated filer  ☒

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

References to the “ADSs” are to our ADSs described in Item 12.D, “American Depositary Shares,” and references to “Ordinary Shares” are to our Ordinary Shares described in Item 10.A, “Share Capital”.

Except as otherwise stated, all monetary amounts in this Annual Report are presented in U.S. dollars.  Unless otherwise indicated, amounts in Australian dollars have been translated into U.S. dollars.  These translations are provided  for convenience only, and they are not representations that the Australian dollar could be converted into U.S. dollars at the rate indicated.  Historic data has been converted at the applicable rate at the date indicated.  In this Annual Report, references to “AUD” are to Australian dollars and references to “$” and “U.S. dollars” are to United States dollars.  The noon buying rate for cable transfers in Australian dollars on June 30, 2006 was AUD1.00 = $0.7423 and on June 30, 2007 was AUD1.00 = $0.8491.

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

PART I

Item 1.            Identity of Directors, Senior Management and Advisers

Item 1.A         Directors and Senior Management

The Directors of the Company as of the date of this Annual Report are as follows:

Name	Position/Function	Business Address
Henry Bosch AO	Chairman	60-66 Hanover Street Fitzroy Victoria 3065 Australia

Michael B. Ohanessian	Chief Executive Officer	60-66 Hanover Street Fitzroy Victoria 3065 Australia

Fred Bart	Non-Executive Director	Suite 2, Level 12, 75 Elizabeth Street Sydney NSW 2000 Australia

David Carruthers	Non-Executive Director	60-66 Hanover Street Fitzroy Victoria 3065 Australia

John S. Dawkins AO	Non-Executive Director	60-66 Hanover Street Fitzroy Victoria 3065 Australia

Dr. Mervyn Jacobson	Non-Executive Director	60-66 Hanover Street Fitzroy Victoria 3065 Australia

The members of Senior Management of the Company as of the date of this Annual Report are as follows:

Name	Position/Function	Business Address
Michael B. Ohanessian	Chief Executive Officer	60-66 Hanover Street Fitzroy Victoria 3065 Australia

Thomas G. Howitt	Chief Financial Officer and Company Secretary	60-66 Hanover Street Fitzroy Victoria 3065 Australia

Dr. Gary S. Cobon	Chief Scientific Officer	60-66 Hanover Street Fitzroy Victoria 3065 Australia

W. Ian Smith	General Manager -DNA Profiling	60-66 Hanover Street Fitzroy Victoria 3065 Australia

Jonathan S. Whitty	General Manager -Medical Diagnostics	60-66 Hanover Street Fitzroy Victoria 3065 Australia

M. Luisa Ashdown	General Manager -Licensing	60-66 Hanover Street Fitzroy Victoria 3065 Australia

Catherine M. Barclay	General Manager -Human Resources	60-66 Hanover Street Fitzroy Victoria 3065 Australia

Item 1.B                          Advisers

Our principal bankers, accountants and legal advisers are as follows:

Name of Adviser	Function	Business Address
Ernst & Young	Auditors	8 Exhibition Street Melbourne Victoria 3000 Australia

St. George Bank Limited	Bankers - Australia	530 Collins Street Melbourne Victoria 3000 Australia

KeyBank National Association	Bankers - USA	1130 Haxton Drive Fort Collins Colorado 80525 USA

Baker & McKenzie	General Counsel	525 Collins Street Melbourne Victoria 3000 Australia

Hamilton, DeSanctis & Cha	Licensing Attorneys	225 Union Boulevard, Suite 305 Lakewood Colorado 80228 USA

Sheridan Ross PC	Litigation Attorneys	1560 Broadway, Suite 1200 Denver Colorado 80202 USA

Faegre & Benson LLP	Patent Attorneys	3200 Wells Fargo Center 1700 Lincoln Street Denver Colorado 80203 USA

Greenberg Traurig, LLP	U.S. Securities Counsel	200 Park Avenue New York New York 10166 USA

Item 1.C         Auditors

The auditors of the Company’s US GAAP accounts for the years ended June 30, 2003, 2004, 2005, 2006 and 2007 were Ernst & Young, whose address is 8 Exhibition Street, Melbourne, Victoria, 3000, Australia.  Ernst & Young is the Company’s current independent registered public accounting firm, an appointment ratified at the Annual General Meeting held on November 28, 2003.

Item 2.            Offer Statistics And Expected Timetable

Not applicable.

Item 3.            Key Information

Item 3.A         Selected Financial Data

The following selected financial data for the five years ended June 30, 2007 is derived from the audited consolidated financial statements of Genetic Technologies Limited, prepared in accordance with United States generally accepted accounting principles (“US GAAP”).  The balance sheet data as of June 30, 2007 and 2006 and the statement of operations data for fiscal years 2007, 2006 and 2005 are derived from our audited consolidated financial statements included in this annual report.  Balance sheet data as of June 30, 2005, 2004 and 2003 and statement of operations data for fiscal years 2004 and 2003 are derived from our audited consolidated financial statements which are not included in this annual report.  The data should be read in conjunction with the consolidated financial statements, related notes and other financial information included herein.

The acquisition of GeneType AG by the Company in 2000 was accounted for under US GAAP as a reverse acquisition for financial reporting purposes.  Accordingly, the summary financial data set forth below is that of GeneType (the legal acquiree), with the results of operations of Genetic Technologies (the legal acquiror) included from the effective date of its acquisition (September 30, 2000).

All amounts are in U.S. dollars as of June 30 as noted.

GENETIC TECHNOLOGIES LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS
US GAAP FOR 2007, 2006, 2005, 2004 AND 2003
CONVERTED TO U.S. DOLLARS

	Year ended 30 June 2007	Year ended 30 June 2006	Year ended 30 June 2005	Year ended 30 June 2004	Year ended 30 June 2003
	U.S. Dollars (a)	U.S. Dollars (b)	U.S. Dollars (c)	U.S. Dollars (d)	U.S. Dollars (e)
REVENUES
Licensing Revenue	8,955,467	4,997,223	4,970,007	507,910	2,615,544
Service Testing Revenue	2,463,886	1,906,290	1,809,301	1,969,963	1,727,617
Grant Income	249,211	426,574	437,278	154,702	50,244
Other Revenue	1,330	14,915	3,469	12,427	10,722

TOTAL REVENUES	11,669,894	7,345,002	7,220,055	2,645,002	4,404,127

OPERATING EXPENSES
Service Testing Expenses	4,489,906	4,547,437	3,510,444	2,244,020	1,820,490
Research and Development	3,836,583	2,815,804	1,830,932	1,669,484	512,345
Patent and License Fees	1,078,191	1,438,345	4,632,617	804,340	428,335
Sales and Marketing	916,696	846,808	570,498	993,827	661,211
General and Administrative	2,667,843	2,273,946	2,597,642	2,285,787	1,182,856

TOTAL OPERATING EXPENSES	12,989,219	11,922,340	13,142,133	7,997,458	4,605,237

LOSS FROM OPERATIONS	(1,319,325)	(4,577,338)	(5,922,078)	(5,352,456)	(201,110)

OTHER INCOME (EXPENSE)
Interest Income	386,259	601,803	484,286	352,605	68,387
Rental Recovery	25,234	0	0	0	0
Net Profit (Loss) on Assets	(6,562)	1,735	97,809	406,224	(100,191)
Interest Expense	(52,442)	(63,316)	(31,750)	0	(5,979)
Net Foreign Exchange Gains (Losses)	(250,657)	92,403	(140,861)	(171,960)	(558,292)

TOTAL OTHER INCOME (EXPENSES)	101,832	632,625	409,484	586,869	(596,075)

NET LOSS BEFORE INCOME TAXES	(1,217,493)	(3,944,713)	(5,512,594)	(4,765,587)	(797,185)

INCOME TAXES	(208,850)	(67,649)	(195,339)	(27,579)	(167,412)

NET LOSS BEFORE MINORITY INTEREST	(1,426,343)	(4,012,362)	(5,707,933)	(4,793,166)	(964,597)

MINORITY INTEREST	13,554	(7,961)	(35,016)	(23,560)	4,202

NET LOSS	(1,412,789)	(4,020,323)	(5,742,949)	(4,816,726)	(960,395)

(BASIC AND DILUTED) NET LOSS PER ORDINARY SHARE	(0.004)	(0.01)	(0.02)	(0.02)	(0.004)

WEIGHTED-AVERAGE SHARES OUTSTANDING (BASIC AND DILUTED)	362,389,899	362,386,940	315,264,068	277,806,689	261,541,405

GENETIC TECHNOLOGIES LIMITED

SELECTED CONSOLIDATED BALANCE SHEET DATA
US GAAP FOR 2007, 2006, 2005, 2004 AND 2003
CONVERTED TO U.S. DOLLARS

	Year ended 30 June 2007	Year ended 30 June 2006	Year ended 30 June 2005	Year ended 30 June 2004	Year ended 30 June 2003
	U.S. Dollars (a)	U.S. Dollars (b)	U.S. Dollars (c)	U.S. Dollars (d)	U.S. Dollars (e)
ASSETS
Current	11,578,682	9,343,170	14,029,515	8,751,008	4,274,514
Non-Current	6,192,186	7,309,930	8,284,286	6,902,365	1,807,634

TOTAL ASSETS	17,770,868	16,653,100	22,313,801	15,653,373	6,082,148

LIABILITIES
Current	2,758,524	2,186,973	3,711,241	3,233,207	1,349,310
Non-Current	677,119	911,957	1,252,509	486,640	469,490

TOTAL LIABILITIES	3,435,643	3,098,930	4,963,750	3,719,847	1,818,800

TOTAL SHAREHOLDERS’ EQUITY	14,212,090	13,424,137	17,224,715	11,851,330	4,204,310

DIVIDENDS DECLARED PER SHARE	0	0	0	0	0

(a)          Converted at AUD1.00 = $0.7899, except for assets and liabilities which were converted at AUD1.00 = $0.8491

(b)         Converted at AUD1.00 = $0.7475, except for assets and liabilities which were converted at AUD1.00 = $0.7423

(c)          Converted at AUD1.00 = $0.7564, except for assets and liabilities which were converted at AUD1.00 = $0.7618

(d)         Converted at AUD1.00 = $0.7132, except for assets and liabilities which were converted at AUD1.00 = $0.6952

(e)          Converted at AUD1.00 = $0.5847, except for assets and liabilities which were converted at AUD1.00 = $0.6713

EXCHANGE RATES

The following table sets forth, for the periods and dates indicated, certain information concerning the noon buying rate in New York City for Australian dollars expressed in U.S. dollars per AUD1.00 as certified for customs purposes by the Federal Reserve Bank of New York.

Period ended	At period end	Average rate (a)	High	Low

Yearly data

June 2003	0.6713	0.5847	0.6735	0.5226
June 2004	0.6952	0.7132	0.8005	0.6345
June 2005	0.7618	0.7564	0.7792	0.7498
June 2006	0.7423	0.7475	0.7781	0.7056
June 2007	0.8491	0.7899	0.8491	0.7407

Monthly data

June 2007	0.8491	0.8423	0.8491	0.8313
July 2007	0.8594	0.8677	0.8841	0.8509
August 2007	0.8157	0.8291	0.8618	0.7860
September 2007	0.8855	0.8477	0.8855	0.8238
October 2007	0.9271	0.8996	0.9271	0.8785
November 2007	0.8848	0.8974	0.9369	0.8698

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

Since our listing on the Australian Securities Exchange in August 2000, the price of our Ordinary Shares has ranged from a low of AUD0.12 to a high of AUD1.05 per share.  Further fluctuations are likely to occur due to events not within our control and general market conditions affecting the biotechnology sector or the stock market generally.  The most significant such event of which we have knowledge took place in August 2003 after a television report in Australia on our company was broadcast.  During that week, the price of our shares increased from AUD0.58 to AUD0.87 on a volume of 26,000,000 shares traded, which was exceptionally high for us.  The share price subsequently retreated.

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

The business which is now known as Genetic Technologies Limited was founded in 1989.  We have incurred operating losses in every year of our existence.  We incurred net losses of $960,395 for the year ended June 30, 2003, net losses of $4,816,726 for the year ended June 30, 2004, net losses of $5,742,949 for year ended June 30, 2005, net losses of $4,020,323 for year ended  June 30, 2006 and net losses of $1,412,789 for year ended June 30, 2007.  As of  June 30, 2007, we have accumulated losses of $18,415,225.  The extent of future losses and the time required to achieve profitability remains uncertain.

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

Government regulation of genetic research or testing may adversely affect the demand for our services and impair our business and operations.

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

The Government also rejected the ALRC recommendation that all human DNA testing laboratories be accredited by NATA.  This means that the non-accredited providers can continue to offer this type of testing.  It should be noted, however, that none of the Government’s recommendations in relation to the report have yet been incorporated into legislation and it is not known when and if this will occur.

We rely on the services of individuals who possess special skills and experience.

Much of the future success of the Company depends on the continued service and availability of skilled personnel, including its Chief Executive Officer, members of its senior executive team, and those in technical, marketing and staff positions.  While we are actively recruiting new employees with such skills and experience to reduce our reliance on these individuals, skilled personnel, with specific experience in the biotechnology industry, are in high demand and competition for their talents is intense.

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

In recent years, health care payers as well as federal and state governments have focused on containing or reducing health care costs.  We cannot predict the effect that any of these initiatives may have on our business.  In particular, gene-based therapeutics, if successfully developed and commercialized, are likely to be costly compared to currently available drug therapies.  Health care cost containment initiatives focused either on gene-based therapeutics or on genetic testing could result in the growth in the clinical market for genetic testing being curtailed or slowed.  In addition, health care cost containment initiatives could also cause pharmaceutical companies to reduce research and development spending.  In either case, our business and our operating results  could be adversely affected.  Further, genetic testing in clinical settings is often billed to third-party payers, including private insurers and governmental organizations.  If our current and future clinical products and services are not considered cost-effective by these payers, reimbursement may not be available to users of our services.  In this event, potential customers would be much less likely to use our services and our business and operating results could be seriously harmed.

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

Our registered office, headquarters, laboratory and business activities are all located at 60-66 Hanover Street, Fitzroy, Victoria, 3065 Australia.  Our telephone number is +61 3 9415 1135.  Our website address is www.gtg.com.au.  Information on our website, and websites linked to it, does not constitute part of this Annual Report.

On August 29, 2000, we acquired 100% of GeneType AG, including all of its valuable patents, and we changed our focus exclusively to the area of biotechnology.  We also changed our name to Genetic Technologies Limited to better reflect our new business.  In September 2000, our listing was duly transferred from the mining board of the ASX to the industrial board and our shares were thereafter classified under the industry group “Health and Biotechnology”, completing our transformation from a mining and resources company into a biotechnology company.  During 2001, we also acquired 10% of the issued and outstanding shares in Cytomation Inc., based in Fort Collins, Colorado.  At that time, Cytomation was a leader in the manufacture and sales of flow cytometers and cell sorters.  Also, in December 2001, we acquired an initial shareholding of less than 1% in the issued capital of XY, Inc., a company also based in Fort Collins.  In July 2001, we acquired the business of DNA-ID Labs in Perth, Western Australia, as part of our strategy of expanding our paternity testing business in Australia.  In March 2002, we formed AgGenomics Pty. Ltd., based in Melbourne, in order to expand our genetic testing services into the field of plant genetics.  In May 2003, we acquired the fixed assets of the business Genetic Science Services in Melbourne, in order to further expand into the field of genetic testing.  In May 2007, we sold all of our shares in XY, Inc.  The total proceeds received from the sale were $274,418 which resulted in a loss on sale of $27,472.

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

In early calendar year 2002, we commenced the process of out-licensing our non-coding patents, announcing several early successes.  Since then, we have granted commercial licenses to a total of 34 licensees and 6 research licenses to the following parties, which are listed in chronological order of their effective dates:

Commercial licensees

34. Kimball Genetics Inc., USA

33. BioSearch Technologies Inc., USA

32. Syngenta Crop Protection AG, Switzerland

31. Monsanto Company (swine genetics), USA

30. Thermo Fisher Scientific Inc., USA

29. Monsanto Company (plant genetics) USA

28. Sciona Inc., USA

27. Genosense Diagnostics GmbH, Austria

26. Innogenetics NV, Belgium

25. Bovigen LLC, USA

24. Optigen LLC, USA

23. Applera Corporation, USA

19 - 22. Four agriculture groups, New Zealand

18. Australian Genome Research Facility Limited, Australia

17. Bionomics Limited, Australia

16. C.Y. O’Connor ERADE Village Foundation, Australia

15. ViaLactia Biosciences Limited, New Zealand

14. MetaMorphix Inc., USA

13. Genzyme Corporation, USA

12. Ovita Limited, New Zealand

11. Laboratory Corporation of America Holdings, USA

10. TM Biosciences Corporation, Canada

9. Quest Diagnostics Inc., USA

8. Orchid Biosciences Inc., USA

7. ARUP, USA

6. Biotage AB, Sweden

5. Myriad Genetics Inc., USA

4. Perlegen Sciences Inc., USA

3. Nanogen Inc., USA

2. Sequenom Inc., USA

1. Genetic Solutions Pty. Ltd., Australia

Research licensees

6. Texas A&M University (Merlogen Inc.), USA

5. Colorado State University, USA

4. University of Technology Sydney, Australia

3. King’s College, London, UK

2. University of Sydney, Australia

1. University of Utah, USA

It is a priority for the Company to continue to identify additional parties who would benefit from taking a license to the Company’s non-coding patents.  We are now pursuing negotiations with a number of companies and organizations in USA and Europe, together with a variety of other countries, that would benefit from taking a license to our non-coding patents or from collaborations with our service testing business.

In order to increase the rate at which these licenses can be secured, the licensing team at the Company’s headquarters in Melbourne, Australia has been expanded in recent years by the appointment of additional staff to accelerate the preparation of dossiers on potential licensees.  Internationally, independent licensing contractors have also been engaged to represent the Company  “on the ground” in our major markets.

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

Industry Background

The Human Genome Project announced (in April 2003) the completion of the first draft of the entire sequence of the human genome.  The biotechnology industry is now working to build upon the vast amount of knowledge generated by that program in order to develop a better understanding of the genetic basis of human health and disease.  Increasingly, genetics is being shown to play a key role in the diagnosis and treatment of many diseases in humans, as well as diseases in animals and plants.  Our growing understanding  of genetics is now providing new information for understanding such predisposing or causative factors in many of these diseases.

Prior to the Human Genome Project, the successful mapping of the Mouse Genome (published in December 2002) permitted, for the first time, a detailed comparison of human genes and mouse genes.  One of the key findings that has arisen from this work is the significant role that non-coding DNA plays in controlling gene function in both human genes and mouse genes.  For some scientists, but not for our company, these findings - of the great significance of non-coding DNA to gene function - were new, significant and totally unexpected.

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

The most commonly tested marker of a particular allele is a SNP.  As much as 98% of the human genome is considered to be non-coding DNA, the majority of the identified 1.4 million SNPs are also located in non-coding regions of DNA.  We believe that a license to our proprietary methods of analyzing non-coding regions of DNA will be absolutely necessary for many of the genetic tests of the future.  Similarly, tests for genetic abnormalities or mutations may involve not just individual SNPs, but also groups of SNPs or even larger sequences of DNA, and such abnormal sequences - large or small - may be located either in the coding region alone, or in the non-coding region alone, or in both the coding and non-coding regions of the gene (or genes) under examination.  Clearly, the variations within genes that may be responsible for a disease are now known to be much more complicated than was previously understood, and the role of non-coding DNA is now being found to be highly relevant in a growing number of diseases.  This similarly applies to genetic disorders in animals and in plants.  Accordingly, more and more genetic testing will in future look not only at coding variations, but also at the non-coding variations within a particular gene.

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

(h)         Modulation of the immune system.

(a)   The Intron Sequence Analysis patents - allow for the detection of specific motifs within the genetic material in the non-coding regions of DNA which have been shown may be linked to certain alleles or haplotypes within the coding region of the gene.  In other words, whereas most geneticists previously looked at the genetic information located within the coding region alone, our inventions have provided a means of also looking at additional useful information which is located within the non-coding part of the gene, and which is now known to also be important in influencing gene function and, in particular, protein production.  The method is useful, for example, in the determination of tissue typing for transplantation in order to test for possible likely acceptance or rejection of bone marrow or tissue grafts.  The method is also useful in the detection of genetic changes or mutations in the non-coding region of certain genes associated with a higher incidence of certain genetic diseases, such as cystic fibrosis, susceptibility to breast cancer, multiple sclerosis, Alzheimer’s Disease, etc.  It is also now known that more than 100 human diseases are associated with genetic changes in the non-coding part of a particular gene and which are linked to the function of the coding part of that gene.  Similar applications also exist in animals and plants.  Several important markers in livestock, for example, have been shown to be located in the non-coding part of the DNA and also linked to particular coding function - for example, marbling or tenderness.  It has also been shown that variations in the non-coding DNA of plants can influence their function, including the color of flowers and the timing of germination and growth.

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

(f)    The Parasitology patents - describe means to identify and to control a variety of species of parasites.  The patent applications describe the use of modern genetic technologies to identify two novel classes of chemicals which can be used to control the major parasitic worms of sheep and cattle.  These nematodes are responsible for extensive economic losses to the sheep and cattle industries and are rapidly developing resistant to the existing chemicals.  The novel classes of chemical described in these patents offer a safe and highly effective alternative.

(g)   The Ancestral Haplotypes for Tissue Typing patents - describe a method for determining ancestral haplotypes using haplospecific geometric elements within the major histocompatibility complex multi gene cluster and methods of genetic analysis involving the amplification of complimentary duplicons.  These patents were acquired from the C.Y. O’Connor ERADE Village Foundation in Western Australia.

(h)   The Modulation of the Immune System patents - describe various methods aimed at improving the efficacy of cancer therapy and treatment of HIV-AIDS and form the basis of the ImmunAid project.

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

Complex legal and factual determinations and evolving law make patent protection uncertain.  As a result, we cannot be certain that patents will be issued from any of our pending patent applications or from applications licensed to us or that any issued patents will have sufficient breadth to offer meaningful protection.  In addition, our issued patents may be successfully challenged, invalidated, circumvented or rendered unenforceable so that our patent rights would not create an effective competitive barrier.  Moreover, the laws of some countries may not protect our proprietary rights to the same extent as do the United States patent laws.

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

In the future, we may become involved in lawsuits in which third parties file claims asserting that our technologies or products infringe on their intellectual property.  We cannot predict whether third parties will assert such claims against us or against the licensors of technologies licensed to us, or our licensees, or whether those claims will hurt our business.  We may be forced to defend against such claims, whether they are with or without merit or whether they are resolved in favor of or against our licensors or us and may face costly litigation and diversion of Management’s attention and resources.  As a result of such disputes, we may have to develop costly non-infringing technologies or enter into licensing agreements.  These agreements may oblige us to accept costly terms, which could seriously limit the ability to conduct our operations and affect adversely our financial condition.

In addition, we may become involved in lawsuits in which third parties file claims asserting that one or more of our patents are invalid. We cannot predict whether third parties will assert such claims against us or against the licensees of such patents, or whether those claims will have an adverse impact on our business. We may be forced to defend against such claims, whether they are with or without merit or whether they are resolved in favor of or against our licensees or us and may face costly litigation and diversion of Management’s attention. During the period from February 2001 through March 31, 2002, we had in place a patent insurance policy, placed with GE Reinsurance Corporation through Dexta Corporation Limited, their managing general agents in Australia. Although the policy was not renewed on its expiry, since we had advised Dexta of 13 companies prior to March 31, 2002 as potential infringers, a significant portion of our expenses incurred to date relating to the prosecution of our claims have been covered by the policy.

Of the 13 identified, we have secured licenses with six, relinquished our claims against four and commenced proceedings against Applera, Covance and Nuvello.  The suits against Covance and Nuvello were subsequently settled.  On December 12, 2005, we announced the final settlement of our patent dispute with Applera Corporation, further to a settlement conference held in San Francisco, California.  The parties had executed a number of binding agreements, including a final Settlement Agreement plus license agreements and a supply agreement and, subsequently, they jointly applied to Northern California District Court requesting that all claims and counterclaims in the legal action be dismissed forthwith.  The total value of the consideration receivable by us is approximately AUD15 million, payable partly in cash and partly in kind, including agreements supplying the Company with certain Applera equipment, reagents and intellectual property rights.  Recognition of in-kind consideration as revenue is subject to us meeting certain revenue recognition criteria including, but not limited to, the measurement of fair value at the time of receipt.

Our Patents

Our current patent portfolio is described below.  “Numbers” refers to either provisional, application, publication or patent number.

NON-CODING DNA	Country / region	Numbers	Granted	Pending

Intron sequence analysis method for detection of adjacent and remote locus alleles as haplotypes	Australia	AU654111	•
Earliest priority August 25, 1989		AU672519	•
	Austria	AT144797	•
	Belgium	EP414469	•
	Canada	CA2023888	•
	Denmark	DK414469	•
	Europe	EP414469	•
	France	EP414469	•
	Germany	DE69029018	•
		DD299319	•
	Great Britain	EP414469	•
	Greece	GR3022410	•
	Hong Kong	HK1008053	•
	Israel	IL95467	•
	Italy	EP414469	•
	Japan	JP3206812	•
	Liechtenstein	EP414469	•
	Luxemburg	EP414469	•
	Netherlands	EP414469	•

NON-CODING DNA (cont.)	Country / region	Numbers	Granted	Pending

Intron sequence analysis method for detection of adjacent and remote locus alleles as haplotypes (cont.)	New Zealand	NZ235051	•
	Singapore	SG47747	•
	South Africa	ZA9006765	•
	Spain	ES2095859	•
	Sweden	EP414469	•
	Switzerland	EP414469	•
	United States	US5192659	•
		US5612179	•
		US5789568	•
	Japan	JP2001309796		•
	United States	US20030119003		•

Genomic mapping method by direct haplotyping using intron sequence analysis	Australia	AU647806	•
Earliest priority July 11, 1990	Austria	AT185377	•
	Belgium	EP570371	•
	Canada	CA2087042	•
	Denmark	DK570371	•
	Europe	EP570371	•
	France	EP570371	•
	Germany	DE69131691	•
	Great Britain	EP570371	•
	Ireland	IE912426	•
	Israel	IL98793	•
	Italy	EP570371	•
	Japan	JP3409796	•
	Liechtenstein	EP570371	•
	Luxemburg	EP570371	•
	Netherlands	EP570371	•
	New Zealand	NZ238926	•
	South Africa	ZA9105422	•
	Sweden	EP570371	•
	Switzerland	EP570371	•
	United States	US5851762	•
	World	WO9201066	•

Markers of predisposition to addictive states	World	WO2006048778		•
Earliest priority November 8, 2004

LABORATORY TECHNIQUES

Internal standard for electrophoretic separations	Austria	AT159589	•
Earliest priority July 11, 1990	Europe	EP466479	•
	France	EP466479	•
	Germany	DE69127999	•
	Great Britain	EP466479	•
	Japan	JP4232850	•
	Sweden	EP466479	•
	United States	US5096557	•

ANCESTRAL HAPLOTYPES	Country / region	Numbers	Granted	Pending

Genetic analysis	Europe	EP660877	•
Earliest priority November 1, 1991	France	EP660877	•
	Germany	DE69232726	•
	Great Britain	EP660877	•
	World	WO9309249	•

Method for determining ancestral haplotypes using haplospecific geometric elements within the major histocompatability complex multigene cluster	United States	US6383747	•
Earliest priority November 1, 1991

Methods of genetic analysis involving the amplification of complementary duplicons	Australia	AU2006214800		•
Earliest priority February 16, 2005	Canada	CA2597947		•
	Europe	EP06704883		•
	Japan	TBA		•
	United States	TBA		•
	World	WO2006086846		•

Identification of ancestral haplotypes and uses thereof	World	WO2007022590		•
Earliest priority August 24, 2005

ATHLETIC PERFORMANCE - ACTN3 SPORTSGENE TEST®

ACTN3 genotype screen for athletic performance	Australia	AU2003258390		•
Earliest priority September 16, 2002	Canada	CA2499084		•
	China	CN1732270		•
	Europe	EP1546403		•
	India	599/KOLNP/2005		•
	Japan	JP2005538710		•
	New Zealand	NZ538890		•
	Russia	RU2005111236		•
	South Korea	KR20050053670		•
	United States	US2006121478		•
	World	WO2004024947		•

IMMUNAID PROJECT
A retroviral immunotherapy	Australia	AU2003200583	•
Earliest priority August 18, 2000	New Zealand	NZ524280	•
	Singapore	SG95523	•
	South Africa	ZA200301694	•
	Brazil	BR0113354		•
	Canada	CA2431954		•
	China	CN1469746		•
	Europe	EP1311267		•
	Japan	JP2004506015		•
	United States	US20030228320		•
	World	WO0213828		•

IMMUNAID PROJECT (cont.)	Country / region	Numbers	Granted	Pending

Cancer therapy	Singapore	SG105902	•
Earliest priority February 14, 2002	South Africa	ZA200407142	•
	Australia	AU2003203051		•
	Brazil	BR0307661		•
	Canada	CA2476366		•
	China	CN1646155		•
	Europe	EP1482970		•
	Japan	JP2005523277		•
	New Zealand	NZ554840		•
	United States	US2005180971		•
	World	WO2003068257		•

Strategy for retroviral immunotherapy	Singapore	SG105903	•
Earliest priority February 20, 2002	South Africa	ZA200407143	•
	Brazil	BR0307868		•
	Canada	CA2476956		•
	China	CN1646156		•
	Europe	EP1482971		•
	Japan	JP2005526729		•
	New Zealand	NZ534590		•
	New Zealand	NZ554839		•

Method of therapy	Singapore	SG121609	•
Earliest priority October 24, 2003	Australia	AU2004283322		•
	Canada	CA2543490		•
	China	CN1898569		•
	Europe	EP1692516		•
	Israel	IL175141		•
	Japan	JP2007509078		•
	Mexico	PA/a/2006/004522		•
	New Zealand	NZ546873		•
	United States	US2007202119		•
	World	WO2005040816		•

Therapeutic strategy for treating autoimmune and degenerative diseases	Australia	AU2005282218		•
Earliest priority September 8, 2004	Canada	CA2579353		•
	Europe	EP1805510		•
	Japan	JP2007530544		•
	New Zealand	NZ553720		•
	Singapore	SG130540		•
	United States	US11/574911		•
	World	WO2006026821		•

PATHOGENS PROJECT
Compounds, composition and methods for controlling invertebrate pests	Australia	AU2006906383		•
Earliest priority November 15, 2006	Australia	AU2007902820		•

Invertebrate control agents, compositions and methods of use	Australia	AU200606556		•
Earliest priority November 23, 2006

RARECELLECT® PROJECT	Country / region	Numbers	Granted	Pending

Fetal cell recovery method	Australia	AU649027	•
Earliest priority March 27, 1990	Austria	AT194166	•
	Belgium	EP521909	•
	Canada	CA2059554	•
	Denmark	DK521909	•
	Europe	EP521909	•
	France	EP521909	•
	Germany	DE69132269	•
	Great Britain	EP521909	•
	Greece	GR3034487	•
	Ireland	IE910996	•
	Israel	IL97677	•
	Italy	EP521909	•
	Japan	JP2965699	•
	Liechtenstein	EP521909	•
	Luxemburg	EP521909	•
	Netherlands	EP521909	•
	New Zealand	NZ237589	•
	Singapore	SG79188	•
	South Africa	ZA9102317	•
	Spain	ES2149760	•
	Sweden	EP521909	•
	Switzerland	EP521909	•
	United States	US5447842	•
		US5153117	•
	World	WO9114768	•

Maternal antibodies as fetal cell markers to identify and enrich fetal cells from maternal blood	Singapore	SG108133	•
Earliest priority May 30, 2002	Australia	AU2003229397		•
	Canada	CA2492631		•
	Europe	EP1532453		•
	Hong Kong	HK1075699		•
	Japan	JP2005528616		•
	New Zealand	NZ537328		•
	United States	US2005287604		•
	World	WO03102595		•

Identification of fetal DNA and fetal cell markers in maternal plasma or serum	Australia	AU2004217872		•
Earliest priority March 5, 2003	New Zealand	NZ542143		•
	United States	US20070134658		•
	World	WO2004078999		•

Methods of enriching fetal cells	World	PCT/AU2006/000617	•
Earliest priority May-11, 2005

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

Our Licenses and Commercial Collaborations

The following section describes our existing commercial and research licenses, our collaborations and our collaborators.  We announced our first license to the non-coding patents to the Australian livestock testing firm Genetic Solutions Pty. Ltd., in February 2002.  Since then, we have formed several collaborations and granted licenses to a further 33 commercial licensees.

Commercial Licenses and Collaborations:

Agriculture Victoria Services Pty. Ltd.:  In February 2002, our subsidiary GeneType Pty. Ltd. entered into a joint venture agreement with Agriculture Victoria Services Pty. Ltd. (“AVS”) for the formation of the joint venture company AgGenomics Pty. Ltd., to operate a joint venture business in commercial plant genotyping and genomics services.  Under the terms of the joint venture agreement, we hold 50.1% of the shares of the joint venture company.  We have certain obligations under the joint venture agreement to loan money to the joint venture company, which is not expected to exceed AUD500,000 at any given time.  AVS is not required to provide further funding to the joint venture company.  The agreement is terminable by a party in the event of a breach by the other party that is not timely cured or upon the occurrence of an “adverse event” to the company or to either shareholder.  Adverse events are insolvency type events or discontinuation of business.  In the event of termination the non-defaulting party can require liquidation of the company or purchase the other party’s interest, as it chooses.

Sequenom License:  Also in April 2002, we granted a license to bioinstrument maker Sequenom, Inc., who paid us a non-refundable license fee of $500,000 (in cash and shares) in return for a license to our non-coding analysis and mapping patents.  The license can be terminated by either party upon any material breach of any term or condition by the other party which has not been timely cured after notice.  We may also terminate the agreement in the event of the bankruptcy of the licensee or discontinuation of their business.

Nanogen License:  In April 2002 we granted a license to Nanogen, Inc, of San Diego, USA, who specializes in the development of biochip applications in genetics diagnostics.  Nanogen paid us a non-refundable license fee of $250,000 and unlisted warrants in return for a license limited to genetic research and human diagnostics.  Specifically, Nanogen receives no rights to the mapping patent nor any applications in animals or plants.  Since the date of the initial license, the warrants became “in the money” and we exercised them, acquiring Nanogen shares which we disposed of in market transactions generating a further $275,000 of other income.  The license can be terminated by either party upon any material breach of any term or condition of the agreement not timely cured.  We also can terminate the agreement in the event the licensee becomes involved in insolvency proceedings or if it discontinues its business for any reason.

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

Myriad Licenses:  In October 2002, we announced a licensing agreement with Myriad Genetics, Inc, under which we granted Myriad broad rights to utilize our non-coding patents, in return for which Myriad agreed to pay us a non-refundable license fee of $1,000,000 cash, plus future fees on an annual basis in lieu of royalties, plus the rights to bring Myriad’s predictive tests to Australia and New Zealand.  These tests, which include genetic susceptibility tests for breast cancer, ovarian cancer, bowel cancer, melanoma and cardiac risk are now being offered by the Company in Australia and have resulted in the expansion of our existing genetic testing facilities in Melbourne.  The license can be terminated by either party upon material breach by the other party that is not cured within 30 days of notice.  We also may terminate if the licensee fails to make any payment required by the agreement.  Under the second of two agreements, we are granted a license to use Myriad’s diagnostic services in Australia and New Zealand in exchange for an annual fee.  We are obligated to use reasonable efforts to commercialize the licensed diagnostic services in Australia and New Zealand.  Under the terms of this agreement, we have been granted an option in exchange for upfront payments and a continuing royalty, to expand the license in respect of full sequence testing, which has not been exercised.  The term of this agreement extends until 2012.  Either party can terminate the agreement upon a material breach not timely cured after notice.  In addition, Myriad can terminate if we fail to make any payment required under the agreement.

Pyrosequencing Licenses:  In March 2003, we announced a cross-licensing agreement with Pyrosequencing AB, of Sweden (now known as Biotage AB).  Pyrosequencing received a broad non-exclusive license to our non-coding DNA analysis and mapping patents but only when used in combination with Pyrosequencing’s “sequencing by synthesis” reagents.  In return, we received a non-refundable cash up front payment, plus royalties for the life of the non-coding patents, plus three state-of-the-art analytical instruments (Pyrosequencing systems), plus other IP rights and assays from Pyrosequencing.  Either party can terminate the agreement upon material breach that is not timely cured by the other party after notice.  In addition, either party can terminate the agreement if the other party becomes involved in insolvency proceedings, or if the other party discontinues its business for any reason.

ARUP License:  In April 2003, we announced a license to Associated Regional & University Pathologists (ARUP) of Salt Lake City, Utah.  ARUP is a laboratory system owned by the University of Utah, and the first service provider actually performing human genetic testing to take a license from the Company.  The license was granted in return for a one-time non-refundable license issue fee.  The license is terminable by a party upon material breach by the other party that is not timely cured after notice.  In addition, we have the right to terminate if the licensee becomes involved in an insolvency or discontinues its business for any reason.  In May, 2003, we had also granted the University of Utah a separate research license to show our support for their leading genetic research program into the non-coding regions of many genomes.  This license is terminable upon material breach by the licensee not timely cured after notice.

Orchid License:  In May 2003, we reached agreement with Orchid BioSciences Inc. of Princeton, New Jersey, USA.  Under the terms of the agreement, we granted Orchid an irrevocable option to obtain a non-exclusive license to our non-coding analysis patents.  We also granted Orchid a covenant not to sue, in return for which we received a non-refundable signing fee of $300,000 cash.  The license is terminable by a party for material breach that is not cured by the other party, by licensee upon 30 days’ written notice to us and by either party in the event of discontinuation of its business, an insolvency event or failure to pay amounts due and owing to the other.

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

ViaLactia License:  In September 2003, we reached agreement with ViaLactia Biosciences (NZ) Limited of Auckland, New Zealand regarding the terms of a research and commercial license to the Company’s non-coding patents.  ViaLactia is a wholly-owned subsidiary of Fonterra, New Zealand’s largest dairy cooperative.  The license was formally concluded in December 2003.  The purpose of the license is to permit ViaLactia to conduct internal research activities and development of applications of our technology in the dairy industry, including new applications concerning dairy cattle, pasture grasses, mice as models for dairy cattle and yeast and bacteria as applied to the dairy industry.  The license is terminable by either party upon material default of the other party that is not timely cured, without other penalty.

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

C.Y. O’Connor ERADE Village Foundation:  In October 2003, we announced that we had signed heads of agreement to establish a broad strategic alliance with the C.Y. O’Connor ERADE Village Foundation, a leader in biotechnology innovation based in Perth, Western Australia.  Definitive documentation was concluded in June 2004.  Under the terms of the agreement, we acquired all of the Foundation’s patents and other intellectual property in the fields of genetics and genomics, including the Foundation’s issued U.S. patent 6383747-B1 and foreign equivalents.  This extensive package of intellectual property has created additional opportunities for us in support of licensing and service testing.  As part of the arrangement, the Foundation acquired a license to our non-coding patents for a fee, such that the net purchase price for us was settled by the issuance of a total of 16,666,667 of our Ordinary Shares to the Foundation based on a market value of AUD0.39 per share.  The transaction closed in June 2004.  Under the arrangement, we support the ongoing genetics and genomics programs of the Foundation.  Initially, five projects were selected for priority attention and we will provide AUD4.5 million to the Foundation, spread over five years, to help fund such research and development of new intellectual property.  On July 7, 2004, the Company supplied a letter of credit for $382,095 (AUD450,000) for the term of the agreement.  Under the agreements, we are the primary commercialization vehicle for all new inventions, patents, intellectual property and business opportunities arising at the Foundation in the field of genetics or genomics.  We are also obligated to pay royalties to the Foundation on gross revenue derived from  the Foundation IP.  We may terminate the license following any breach of the license by the licensee, either party can terminate following a material breach that is not timely cured or following an insolvency event of the other party.  As at June 30, 2007, a total amount of $1,146,285 (AUD1,350,000) remained payable by the Company under the agreement.  Net payments made by the Company in accordance with the agreement totaled $710,937 (AUD900,000), $651,876 (AUD872,075) and $680,760 (AUD900,000) for the years ended June 30, 2007, 2006 and 2005, respectively.

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

MetaMorphix Agreements:  In September 2004, we executed two agreements with MetaMorphix, Inc., based in Maryland and specializing in the genetics and genomics of certain animal species, particularly cattle and dogs.  Under the first such agreement, we granted a license to use our non-coding patents in order to commercialize applications of DNA/RNA-based diagnostic assays for use in the livestock, aquaculture and companion animal industries.  The licensee is obligated to pay us annually increasing license annuity fees in lieu of a royalty, as well as a non-refundable license issue fee.  Either party can terminate the agreement upon a material breach not timely cured, or by us upon the licensee’s discontinuation of its business for any reason.  Under the second license, to which MMI Genomics, Inc. (a subsidiary of MetaMorphix) is also a party, we were granted a license to the licensor’s patents and associated know-how in order to perform internal DNA-based diagnostic assays for use in our cattle and canine identity and parentage verification services.  We have subsequently paid the licensor a non-refundable license fee.  The licensor’s obligations include ongoing support for the license and know-how.  The agreement is terminable by either party upon material default by the other party that is not timely cured, or by the licensor in the event we discontinue our cattle and canine identity and parentage verification genotyping services business for any reason.

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

GENOSENSE License:  Effective December 1, 2006, we granted a license to the Company’s non-coding patents to GENOSENSE Diagnostics GmbH, a leading anti-aging and preventive genetic diagnostics company based in Vienna, Austria.  In consideration for granting the license, GENOSENSE paid us an up-front signing fee and will pay ongoing annuities for the life of the non-coding patents.  The agreement is terminable by mutual agreement, or by us in the event of a breach of a term or condition by the licensee or if it is subject to an insolvency event.

Sciona License:  Effective February 16, 2007, we granted a license to the Company’s non-coding patents to Sciona, Inc. based in Boulder, Colorado.  This license runs for nine years and is the first step in a progressive co-operation between us and Sciona in relation to the emerging lifestyle and life-extension markets.  We received a signing fee plus annual payments from Sciona, increasing with time.  We were also granted the right to market the Sciona range of products in the Asia-Pacific region, and to perform the relevant genetic tests at our laboratory in Melbourne.  Sciona is a leading provider of personalised genetic tests which focus primarily on lifestyle and nutritional adjustments to enhance health and longevity.  The agreement is terminable by mutual agreement, or by us in the event of a breach of a term or condition by the licensee or if it is subject to an insolvency event.

Monsanto Licenses:  Effective June 20, 2007, we granted a license to the Company’s non-coding patents to Monsanto Company, based in St. Louis, Missouri.  As part of the license, which covers Monsanto’s work in plants, Monsanto paid us an up-front payment of $5 million.  Effective August 22, 2007, we granted a second license to the Company’s non-coding patents to Monsanto which, this time, covers its work in swine.  In respect of this second license, Monsanto paid us an up-front payment of $1 million.

Thermo Fisher Scientific License:  Effective June 29, 2007, we granted a license to the Company’s non-coding patents to Thermo Fisher Scientific Inc., based in Waltham, Massachusetts.  Thermo Fisher is the parent company of Athena Diagnostics, Inc, a genetic testing laboratory based in Worcester, Massachusetts, with whom we had been in discussions for some time.  As part of the license, Thermo Fisher made an up-front payment to us of $1.2 million.

Syngenta License:  Effective September 28, 2007, we granted a license to the Company’s non-coding patents to Syngenta Crop Protection AG, based in Basel, Switzerland.  Syngenta is a large plant and seed company, active in more than 90 countries, with more than 19,000 employees.  As part of the license, Syngenta made an up-front payment to us of $3.5 million.

BioSearch License:  Effective September 30, 2007, we granted a license to the Company’s non-coding patents to BioSearch Technologies Inc., based in Novato, California.  As part of the license, pursuant to which BioSearch is permitted to distribute certain DNA structures, known as oligos or probes, to end users worldwide for research purposes only, BioSearch will make total payments to us of $800,000.

Kimball License:  Effective November 16, 2007, we granted a license to the Company’s non-coding patents to Kimball Genetics Inc., based in Denver, Colorado.

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

Horticulture Australia Limited:  On June 18, 2003, AgGenomics Pty. Ltd., a subsidiary of the Company, entered into a three-year Collaborative Research Agreement with Horticulture Australia Limited (HAL) to try and identify a genetic trait for day/night neutrality in strawberries which, if found, could lead to an extension of the cultivation season and consequently higher production.  The research program, costing approximately $1.5 million (AUD2.1 million), is funded by HAL as to 45% and AgGenomics as to 55%.  Any and all intellectual property generated from the project will be owned in the same proportions.  This initial agreement was concluded in June 2006, following which it was agreed that it be extended for a period of a further three years at a total cost of $1.78 million (AUD2.1 million), to be funded 42.03% by HAL and 57.97% by AgGenomics.  Once again, any and all intellectual property generated from the project will be owned in the same proportions.

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

King’s College License:  In December 2003, we granted a license to our non-coding patents to King’s College, London, in the United Kingdom.  Under the terms of the license, King’s College will be able to apply the non-coding patents to its internal research programs.  The license is terminable by either party upon any material breach not timely cured, without penalty.  King’s College is considered a leader in the field of researching the genetic basis of various psychiatric and psychological disorders, including schizophrenia, anxiety / depression and certain attention deficit disorders.  Future commercial applications arising from research at King’s College would require an additional commercial license from us.  In March 2004, we initiated a joint research project in the United Kingdom to explore the functionality of certain non-coding DNA elements, initially with special focus on the genetics of breast cancer susceptibility and the genetics of certain neuro-psychiatric conditions, such as schizophrenia.  The project was funded by us for a further period of six months, in an amount of GBP53,000 that was paid in two instalments.  In May 2005, we extended the project for the period from June 1, 2005 to December 31, 2005 and agreed to fund the costs incurred by King’s College during that period up to a maximum amount of GBP51,360.  In February, 2006, the Company agreed to further extend its research agreement with King’s College for the period from February 1, 2006 to August 31, 2006 and agreed to fund the costs incurred by King’s College during that period up to a maximum amount of GBP63,700.  This project has now been terminated.

University of Technology, Sydney:  Effective December 23, 2003, we granted a research license to the University of Technology, Sydney, to permit the University to conduct internal research activities to research, identify, map and develop tests for genetic markers and genes of interest.  Either party has the right to terminate the agreement upon the occurrence of a material breach that is not timely cured, without other penalty.

Colorado State University:  Effective May 14, 2004, we granted a research license to the Colorado State University.  This is a royalty-free license to permit the University to conduct research in exchange for a nominal fee.

Texas A&M University:  Effective February 7, 2007, we granted a research license to Merlogen LLC, a company associated with Texas A&M University.  As part of the license, we received a nominal fee and received rights to use certain technologies in the field of animal genetics.

In addition to the above agreements, we continue to negotiate licensing terms to grant licenses to our non-coding patents to many companies, large and small, and also to government and private institutes, in many countries.  To facilitate these negotiations, we have established a database of all prospective licensees, who we believe would benefit from a license to our non-coding patents.

Given the large number of potential licensees, the Company decided to expand its licensing program during 2006 by applying additional resources in this area.  As a result, the licensing team at the Company’s headquarters in Melbourne, Australia was expanded by the appointment of additional staff to accelerate the preparation of dossiers on potential licensees whilst, internationally, independent licensing contractors were engaged to represent the Company “on  the ground”, in our major markets.

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

In August 2000, we acquired 100% of GeneType AG, including control over all its patents and its disputed paternity DNA service testing business.  Later, in July 2001, we acquired the paternity testing business of DNA-ID Labs, another small testing laboratory based in Perth.  Overall, we acquired several small businesses, two based in Sydney, one based in Perth and one based in Melbourne, eventually making our service testing laboratory based in Melbourne the leading non-Government genetic testing service provider in Australia.  We now have extensive experience in providing DNA-based individuality testing for the resolution of disputed paternity, the determination of familial relationships for immigration purposes and for forensic analysis.

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

We issue reports for the Family Court in Australia and provide similar services internationally for the Department of Immigration and Citizenship (DIAC).  We are one of only two DNA testing laboratories in Australia recognized by DIMIA to provide DNA tests for immigration purposes.

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

Expansion of DNA Testing Services Beyond Paternity Testing

(1) Plant Testing – in March 2002, we formed a joint venture with the Victorian State Government’s Department of Primary Industry, for the purpose of providing a high throughput genotyping service for plant testing -  in order to help plant breeders identify the genes responsible for the detection of commercially relevant traits, such as resistance to disease, accelerated growth and the improvement of crop yields.  A new company, AgGenomics Pty. Ltd., was formed, with us as the majority shareholder and the State agency as the minority partner.  AgGenomics is located at the Plant Biotechnology Centre at La Trobe University, in Melbourne.

(2) Molecular Diagnostic Testing – the strategic alliance with Myriad delivered to the Company exclusive rights in Australia and New Zealand to perform DNA testing for susceptibility to a range of cancers.  In April 2003, we established our cancer susceptibility testing facility.  In June 2003, this facility was granted provisional accreditation by the National Association of Testing Authorities, Australia (“NATA”).  This important area of testing continues to build momentum, with the addition of new equipment, new employees joining the Company and new technology becoming available exclusively to us, such that the Australian community now has access to some of the latest technologies available for genetic testing.

In November 2003, the Company joined the world-wide genetic testing network GENDIA as the sole reference laboratory for the network in Australia and New Zealand.  GENDIA consists of more than 50 laboratories from around the world, each contributing expertise in their respective disciplines to create a network capable of providing more than 2000 different genetic tests.  This has provided the Company with the ability to offer comprehensive testing services to its customer base in the Asia-Pacific region as well as increasing our exposure to other markets.

In November 2004, the Company announced a strategic alliance with Australian biotechnology company Bionomics Limited for the commercialisation of the diagnostic genetic test for the condition Severe Myoclonic Epilepsy in Infancy.  This test was the first to expand the Company’s human molecular diagnostics focus beyond cancer susceptibility testing.  In July 2006, we further cemented our position as Australia’s leading independent provider of complex genetic testing services with NATA granting further accreditation of our Melbourne laboratory to provide a wide range of complex genetic tests.  Genetic analysis for the predisposition and diagnosis of a wide range of disease states is increasingly being used by clinicians in standard medical practice.  We committed to providing the gold standard in testing technology, with superior turn-around times and a substantially more cost efficient service.  Attainment of the further accreditation  by NATA in the area of complex gene sequencing testing services has enabled numerous government funded genetics services to begin utilising the Company’s testing service to improve patient care.

(3) Animal Testing – in May 2003, we acquired the assets of Genetic Science Services to expand the range of tests we can offer to include relevant genetic testing in animals - for example, progeny testing in horses, dogs, deer, sexing in birds, and animal disease identification and susceptibility testing for a range of animals, including exotic and zoo animals.  This acquisition will also allow the Company to support research projects involving, for example, the Australian fur seal, and possibly the platypus and various frogs and reptiles.

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

In April 2006, we announced that we had been awarded a contract to supply New South Wales Police with DNA analysis services.  Under the contract, we provided services for an initial trial period of three months.  NSW Police are currently reviewing the trial and the benefits of outsourcing.  The Police will then make a decision on whether to seek tenders for the awarding of a longer term contract.  This trial contract represented the first major outsourcing contract in Australia to be awarded by a state based police department for the provision of DNA analysis services by a non-government laboratory.  We believe that a significant opportunity exists for the Company to assist other policing authorities to expeditiously process DNA samples and is in discussions with a number of these parties.  It is estimated that there is a substantial backlog of DNA samples currently waiting to be processed by police departments throughout Australia.  This is in addition to the processing of DNA samples collected on an ongoing basis from crime scenes.

(5) Athletic Performance Testing – the Company acquired the commercial rights from the University of Sydney for a genetic test, known as the ACTN3 Sports Gene Test™, which is capable of determining whether or not this gene is providing athletes with a genetic advantage for sprint-power performance.  In September 2005, we announced the official launch of this test in Japan with its Japanese distribution partner, Sportsstyle, to an audience of over 100 sports specialists, including the President of the Japan Federation of Health and Sports.  The launch of the ACTN3 SportsGene Test™ was widely reported in the Japanese press.  All commercial ACTN3 SportsGene Tests from Japan will be analysed at our headquarter laboratory in Melbourne.  In conjunction with Sportsstyle, we have held meetings with influential sporting bodies looking to use the ACTN3 SportsGene Test™ as part of their training and assessment program.  Further discussions are also being held with other parties around the world with a view to marketing and licensing this test in other jurisdictions.

Our Support for Four Significant Research Projects

We strongly support research and development.  Indeed, Genetic Technologies had its foundation as a research company when it was established some 18 years ago.  Since then, the Company has consistently pursued research and, following its Australian listing in 2000 when additional working capital became available, its research activities were significantly expanded.

We currently support four major research programs, details of which have been provided below.  Some projects have arisen from new inventions made by the Company while some have been made by others who have approached the Company seeking collaboration and support for their activities.

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

(1) RareCellect®

Our subsidiary GeneType AG holds issued patents on a method for the recovery of fetal cells circulating in the peripheral blood of a pregnant woman.  These patents, with an earliest priority date of March 27, 1990, have been granted or allowed in most countries where filed, including the US, United Kingdom, France, Germany, Australia and Japan.  In March 2001, RareCellect Pty. Ltd. was incorporated by us in Australia for the purpose of performing additional research and development of the method and overseeing its eventual commercialization.

It has long been generally recognized that a simple, universally applicable, non-invasive means of obtaining fetal cells for prenatal diagnosis would represent a major advance over existing practice and would be widely adopted throughout the developed world.  Accordingly, the RareCellect® research is investigating the isolation of fetal cells from both maternal blood and cervical mucous samples at a purity and concentration suitable for clinical genetic testing.  To this end, several innovative patent applications have recently been filed, as the methodology has undergone further substantial refinement in the laboratory.  If successful, the commercial potential of the RareCellect® technique is staggering, with some 9 million live births occurring annually in the USA and Europe alone.  Significant advances in the RareCellect® project have been made and are summarised in the following paragraphs.

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

Approximately 0.65% of all live births are affected by major chromosomal abnormalities including Trisomy 21 (Down’s Syndrome, 0.12%).  Prenatal screening for such disorders is now widely available in developed countries, but is neither standardized nor universal.  Even the best prenatal screening regimens fail to detect 5% of Down’s cases, and suffers from false positive rates of about 5%.  When screening based on past obstetric history or advanced maternal age indicates an increased risk of fetal genetic defects, the pregnant woman is generally subjected to a further, invasive procedure - amniocentesis, CVS, or fetal blood sampling - in order to obtain fetal cells for definitive prenatal diagnosis.  Such procedures are not without risk, resulting in miscarriage rates from 0.5% to 2.0% above the expected background rate, and can lead to congenital abnormalities when performed too early in gestation. Accordingly these tests are not recommended: consequently, some 80% of Down’s syndrome babies are currently born to women under 35 years of age.

It is well-known that fetal cells, including trophoblasts, lymphocytes and erythroblasts, circulate in the peripheral blood of pregnant women, in some cases as early as five weeks’ gestation.  Although these cells are rare, only 1 per 10(6) to 10(7) maternal nucleated cells, it is possible to identify and distinguish them in maternal venous blood samples.  To date, no group has been able to purify these cells to the required purity and concentration and with the reliability necessary for a routine clinical trisomy test.  Reasons for this failure have included the lack of markers capable of adequately discriminating fetal from adult cells and limitations on the speed at which the required number of cells can be processed.

The Company’s fetal cell recovery patents describe a method that, in principle, should have the requisite power to reliably discriminate fetal from maternal cells.  The method makes use of the HLA system of cell-surface molecules and the different physical properties of fetal cells compared with adult cells.  The genes that encode the HLA cell surface molecules show great variability (i.e. they are highly polymorphic) in all human populations and are co-dominantly expressed.  Provided that enough different types of HLA molecules can be interrogated, the probability that maternal and fetal cells share exactly the same complement of HLA molecules can be made very small.  Recent advances in flow cytometry (cell sorter) instrumentation have now made feasible examination of enough peripheral blood cells in a sample to identify the very rare fetal cells which has in turn enabled methods to be developed to purify these cells using inexpensive laboratory equipment.  The suitability of this novel method to isolate fetal cells to the required purity for Down’s Syndrome testing has been demonstrated in the laboratory using blood samples obtained from some women in the first trimester of pregnancy.  Given the safety of this test, it could be conducted on mothers of all ages potentially eliminating the current occurrence of Down’s Syndrome in young mothers.  Given the early detection of such abnormalities, should termination be required, far less emotion would be potentially involved. Following extensive research over the past 12 months, success in isolating sufficient fetal cells for genetic analysis has been achieved in approximately 50% of the women tested.  This is not sufficient for a commercial product as it is considered that the success would have to be achieved in at least 90%.

Over the next decade, it is predicted that there will be an enormous increase in the number of genetic tests available to identify fetal characteristics.  There will also be increased pressure to conduct those tests as soon as possible after conception.  The number of cells that can be purified from blood to the purity required for such testing (virtually 100% pure) is too small to perform these complex genetic tests.  As a result, the RareCellect® project is also examining the possibility of isolating fetal cells obtained from the cervical mucous.  This method is moderately invasive but not nearly as invasive as existing methods and is far safer for the fetus than either amniocentesis or CVS. Using the techniques which were developed for isolation of fetal cells from blood, we have investigated the possibility of isolating fetal cells from cervical mucous samples.  The application of this method has been demonstrated in the laboratory to enable fetal cells to be isolated at the required purity to conduct single gene alterations.  In the mothers who have been involved in these examination to date, no adverse effects have been observed.  Accordingly this aspect of the project has been raised in priority over the past few months.  Discussions are being held with hospitals regarding the prospects for conducting clinical trials to assess the reliability of this technique.

As described above, the proposed project outcome is a non-invasive, pre-natal genetic test.  Revenues from the project will be generated from a mixture of licence fees, royalties and direct, fee-for-service genetic testing.  Using the Company’s patented methods, it is hoped that fetal cells can be reproducibly and routinely isolated from cervical mucous samples using a combination of the methods.

The key risk for this project is that the laboratory tests will not translate into the clinic.  Should this be the case, further refinements may be necessary resulting in a longer lead time to commercial revenues and extended cash burn on research.

Markets and competition:  there are some four million pregnancies per year in the US alone.  It is already the case that some form of antenatal screening is provided for most pregnancies in developed countries.  The trend towards increasing numbers of women becoming pregnant later in life is resulting in an increasing risk of chromosomal aberrations in these pregnancies.  Given the expense, inconvenience and inaccuracy of current screening strategies, and the risks associated with subsequent invasive diagnostic procedures, it seems probable that a reliable, accurate, non-invasive, and relatively inexpensive diagnostic test would be rapidly adopted and applied in all pregnancies early in the pregnancy which would substantially increase the current markets.

This conclusion has, of course, been reached by a number of other parties.  There are currently several competing groups actively pursuing different methods for the isolation of fetal DNA from maternal blood, including academic centers in many countries – the USA, United Kingdom, Japan, China, Italy, Singapore, Finland, Germany, Netherlands, France - and commercial organizations, e.g. IQ Corporation, Vysis, Roche Diagnostics, Paragon Genetics and Niagen Genetics.  In 1995, the U.S. National Institutes of Health began funding of the large, collaborative National Institute of Child Health and Fetal Cell Isolation Study (NIFTY) trial, still on-going.  Despite numerous optimistic claims made in the past, it does not appear that a fully satisfactory solution has been found or commercialized yet by any of these bodies.

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

(2) ImmunAid

ImmunAid Pty. Ltd. was formed in March 2001 in Victoria, Australia, with GTG owning 60% and the scientists working on the project owning the remaining 40%.  Currently GTG owns 68.2% subsequent to the conversion of loans into shares.

The ImmunAid project is seeking ways to improve the efficiency of treatments in cancer and chronic diseases such as AIDS, by focusing on the human immune system.  Initial research found that individuals suffering from cancer, or who are chronically infected with a virus such as HIV/AIDS, mount an immune response against the modified cells, but that the immune response wanes before it can eliminate the cancer or virus.  The immune system seems to switch itself “on and off” in a continuous and repetitive cycle, with the “off” switch being controlled by a group of cells called T-Regulatory cells which limit the immune response to a level that is too low to cure the disease.

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

ImmunAid researchers believe that a cancer can be killed by chemotherapy if the treatment is timed to eliminate the T-Regulatory cells.  Once the T-Regulatory cells are removed, it is proposed that the effectiveness of the immune system will increase, rendering it free to attack the cancer.  This is why, hypothesised the researchers, a small percentage of patients treated with normal cancer therapies seem to unexpectedly recover from the cancer.  In those rare cases where the cancer disappears, ImmunAid researchers believe that chemotherapy may actually be having a greater effect on the immune system (T-Regulatory cells) enabling the liberated immune response to attack and eliminate the cancer.

Further support comes from a report which claimed that some 40% of women examined at autopsy had evidence of some form of breast cancer but that only a very small proportion of these cancers would develop into the disease.  This observation is consistent with the proposal that cancers arise far more frequently than observed and are usually effectively eliminated by an immune mechanism.  It is only when the immune response is not sufficiently strong, due to perhaps normal mechanisms and ageing, concurrent diseases, stresses or medications for example, that the cancer escapes the immune system of the patient and proliferates into disease.  Given this extensive support for the theory, it is planned to initiate a number of small scale trials to further support the ImmunAid concepts.

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

The project has undergone a review process and considerable support has been expressed by external experts in the fields.  Future cost and duration of the project will depend on the success of the current exploratory trials in cancer patients aimed to define the optimal timing for treatments.  This may take six months or more.  During this time, it is planned to submit ethics approval applications in several hospitals within Australia (and potentially abroad) which specialise in particular cancers.  As soon as the optimal timing is determined, we will be in a position to initiate the broader number of trials.  The costs of these trials will depend upon the level of success obtained in the preliminary trials which will determine the size of the clinical studies and availability of collaborators for recruitment of patients for further monitoring and intervention studies.

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

A substantial portion of the costs associated with this project are paid for by interested third parties, including relevant industry bodies such as Meat and Livestock Australia (“MLA”) and the Australian Research Council (“ARC”).  A summary of the project’s development costs, outcomes and further plans is summarized below:

Project 1 (undertaken between April 2001 and March 2003) – Cryptosporidium parvum

Total estimated costs paid by the Company: $400,000

Gasser et al developed a new, DNA-based test to identify and sub-type Cryptosporidium species and sub-species.  Independent validation of sensitivity and specificity was conducted by Robin Gasser and Rachel Chalmers (PHLS Cryptosporidium Reference Unit, Swansea, UK) post our funding.  Collectively, the Company and Gasser have transferred the test from gels to capillary instruments.  Accordingly, we are now able to offer the test directly.  The potential markets for this test have been investigated, though interest to date has been limited.

Project 2 (current application initiated in January 2003) – Novel methods for the control of the major worm parasites of sheep and cattle including Haemonchus contortus, Trichostrongylus vitrinus and Ostertagia ostertagi.

Total estimated costs paid by the Company: $750,000 supported by similar amounts from MLA and ARC.

Pathogens, including parasites that effect livestock and other animals, are a major cause of disease globally and the financial losses they cause are substantial.  Infestation of sheep and cattle with parasites is estimated to cost Australian producers alone approximately $1 billion annually.  To make matters worse, these parasites have grown resistant to the drugs that are commonly used to treat them.  Left unattended, parasitic worms infest the gut of livestock, reducing their growth and leading to lower productivity and quality of wool.  Farmers typically control parasitic worms by drenching, but the efficacy of current treatments is becoming progressively less due to the development of resistance.  This trend, say the experts, is likely to get worse, so there is a major global drive to develop novel means to control parasites.  The Company, in collaboration with the University of Melbourne, is working to address the problem by investigating the genome of the parasites.

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

The Pathogens Program has been supported by grants from Meat and Livestock Australia (“MLA”) and the Australian Research Council and is protected by strong patents.  In August 2006, we announced that MLA had agreed to contribute more than $820,000 to the Pathogens Program which will be used to continue the Company’s research into the use of innovative genetic technologies to produce safe and environmentally friendly treatments to control disease-causing parasites.

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

The program was formed upon the acquisition by the Company of all the genetics and genomics intellectual property generated by the Foundation, which showed promise in a number of important areas, including improved tissue typing and transplantation techniques in human bone marrow transplantation, plus an extensive range of new opportunities in the field of human genetics and animal genetics, including cattle, horses, dogs and fish.  The Company has certain rights to any and all intellectual property generated by the Foundation as part of the agreement between the parties.

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

We are now in the process of investigating various applications of the GMT technology as they relate to immune-related diseases, including autoimmune diseases.  These include the early identification of people who are susceptible to disorders such as Type I diabetes, multiple sclerosis, lupus and rheumatoid arthritis, thereby increasing their lifespan and quality of life by delaying  the onset of disease, reducing the severity of disease or potentially eliminating the disease altogether.  Research currently being undertaken by CYO involves investigating whether this principle can also be extended to diseases outside the immune system.  These include many diseases and desirable traits of plants and animals which may potentially revolutionise genetic testing throughout the world.  The tests are rapid, inexpensive, can be performed on standard equipment and provide more information than regular genetic tests.

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

Representatives from the Company and the Foundation have recently met with external parties to identify potential commercial partners to advance these projects and discussions are continuing.  Subject to these negotiations, first commercial outputs may be received during the 2008 calendar year.  Further, additional products are likely to be developed and offered to the market progressively during the life of the program.  Some of these inventions could have significant value - both in terms of saving lives and in generating new sources of revenue for the Company.

During 2007, in conjunction with work performed by an independent valuation expert, an impairment charge of $908,416 was calculated by Management and recorded against the carrying value of the patents that were originally acquired from the Foundation.  The recoverable amount of the patents is based on value-in-use calculations.  The estimated risk adjusted cashflows were discounted by the risk free rate of 6.5%.  The 2007 financial year is the first year in which an indicator of impairment has arisen, requiring an assessment of the recoverable amount of the patents as required by SFAS 144.  Refer Note 5 of the attached Financial Statements for further details.

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

Genetic testing - paternity

The size of the Australian DNA paternity testing market can only be estimated, as the tests fall outside of the Australian public health (Medicare) regime and hence no central records are kept.  Our best estimate is that the total size of the market is about 5,000 to 6,000 tests per year which, if correct, would give the Company approximately a 50 percent total market share.  There are presently a number of other laboratories that offer these tests in Australia, all of which are NATA accredited.

Sonic and Symbion Health are the two largest pathology companies in Australia.  Throughout Australia, Symbion Health refers exclusively to DNALabs.  In Victoria, NSW and WA, Sonic refer exclusively to their own laboratories.  The Australian market for paternity testing is now saturated and, since the entry of two of the three major pathology companies in the later part of 2003, our ability to generate growing revenues from this market has reduced.   As of December 2007, our market share appears to have stabilized.  A brief outline of each competitor in this area is listed below.

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

Healthscope (formerly Gribbles):  The third largest pathology provider in Australia, which entered the paternity testing market in late 2003. Since entry into the market, they aggressively discounted prices in order to obtain market share.  This strategy proved unsuccessful and, in November 2007, they exited the paternity market.  All of their work is now referred to a newly-established laboratory called DNA Queensland.

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

Genetic testing - forensics

Forensic DNA testing is defined to include DNA tests, the results of which can be relied upon as evidence in a court of law.  To meet the strict standards of court evidence, forensic testing can only be conducted through NATA accredited laboratories that have been approved for such work.  We are the first non-government owned, NATA accredited forensics laboratory in Australia.  At the moment, virtually all forensic testing is conducted through state government owned laboratories.  These laboratories have substantial backlogs and do not generally undertake private DNA forensic tests.  As such, we are one of a few accredited laboratory currently providing forensic testing services to the public.  To resolve the backlog problem, various state governments have already suggested that they plan to outsource the testing of forensic samples to the private sector.  In fact, in April 2006, the Company announced that it had been awarded a contract to supply New South Wales Police with DNA analysis services on a trial basis.  The NSW Government is presently reviewing the results of the trial and is considering the possibility of awarding of a longer term contract.

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

Whilst we have few domestic competitors, our major commercial threat comes from offshore laboratories based in the USA, England and Korea which have a higher throughput than AgGenomics and enjoy greater economies of scale, thereby reducing their costs.  To date, a few large Australian plant sequencing contracts have been lost offshore in cases where the client simply requires the return of the genetic data and does not require our expertise in its interpretation.

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

Local competition in Australia has come from Monash Medical Centre and Gribbles Pathology.  Both of these groups were working on the isolation of trophoblasts from cervical mucous samples.  Gribbles has previously released press statements about their technology suggesting imminent commercialization, however no such reports have been forthcoming of late.  Similar claims have also appeared in the press in the past from Monash University,  though recent announcements made by the University indicate that this aspect of their research has been terminated.  However, we have approached Monash Medical Center to determine their interest in conducting clinical trials with our method, as the Center has a large number of pregnant women coming through the clinic and the clinicians are very interested in related research and development.  As yet, no clinical trial has commenced but the Company is hopeful of a trial commencing during 2008.

Worldwide groups actively pursuing non-invasive fetal cell diagnostics include:

•                  Genzyme Corporation, USA

•                  Roche Diagnostics, USA

•                  Aviva Biosciences, USA

•                  Hamilton Thorne Research, USA

•                  Rubicon Genomics, Inc, USA

•                  MOR Research Applications Ltd.

•                  Children’s Medical Centre — Tuft’s University, Boston, USA

•                  The Chinese University of Hong Kong

•                  Laboratory for Prenatal Medicine, University Women’s Hospital, Basel, Switzerland

•                  The Jikai University School of Medicine, Tokyo, Japan

•                  Imperial College London UK

(this list is not exhaustive and many other academic and commercial research departments are active in this field).

Concerted public health funding schemes have been operating in both the USA and Europe attempting to contribute to this field over recent years (National Institute of Child Health Fetal Cell Study, USA known by the acronym NIFTY, and a similar concerted action in Europe under the name COPERNICUS funded by the EEC).  The majority of competitors now appear to be concentrating their efforts towards using free fetal DNA in maternal blood as a source of material for pre-natal diagnostics.  The bulk of the competition and innovation in the pre-natal genetic screening market appears to be coming at the testing end of the service, rather than the sample collection and preparation stage, which is the focus of RareCellect.  This means that samples of fetal cells prepared using RareCellect technology will be suitable to be used in the current and emerging tests for fetal genetic health.

Environmental Regulations

The Company’s operations are subject to environmental regulations under Australian State legislation.  In particular, the Company is subject to the requirements of the Environment Protection Act SA 1993.  A license has been obtained under this Act to produce listed waste.

We have a minority interest of 16.36% in a mining joint venture in Western Australia known as the North Laverton Joint Venture which has been fully written off in the Company’s accounts.  To date, the Venture has only been subject to exploration drilling.  As at June 30, 2007, we had provided performance bonds of $65,294 (AUD76,898) to the local Mines Department in respect of restoration and environmental matters.  Further, during 2007, we raised a provision of $66,653 (AUD78,498) in respect   of our share of potential rehabilitation costs.  The Directors of the Company are not aware of any potential environmental issues in respect of this mining exploration project.

Item 4.C         Corporate Structure

The following table shows the corporate structure of Genetic Technologies and its subsidiaries as of the date of this Annual Report:

Genetic Technologies Limited is the holding company of the group and is listed on the Australian Securities Exchange, under the code GTG, and on the NASDAQ Global Market, under the ticker symbol GENE.

Item 4.D         Property, Plant and Equipment

GeneType Pty. Ltd., a wholly-owned subsidiary of the Company, rents the offices and laboratory premises located at 60-66 Hanover Street, Fitzroy, Victoria, Australia from Bankberg Pty. Ltd., a company associated with the Company’s former Chief Executive Officer, Dr. Mervyn Jacobson.  The lease expires on June 30, 2011, with an option for renewal for another 10 years, at a current annual cost of approximately $350,000.

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

Genetic Technologies Limited was incorporated on January 5, 1987 as Concord Mining NL in Perth, Western Australia.  On August 13, 1991, we changed our name to Consolidated Victorian Gold Mines NL to better reflect the operations of the Company at the time.  On December 2, 1991, we again changed our name to Consolidated Victorian Mines NL.  On March 5, 1995, we again changed our name to Duketon Goldfields NL.  On October 15 1995, we changed our status from a “No Liability” company to a company limited by shares and the name became Duketon Goldfields Limited.  On August 29, 2000, we changed our name to Genetic Technologies Limited, which is the current name of the Company.

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

Development Stage Enterprise

Until 2002, we were a development stage enterprise.  We had been developing our technology that resulted in the granting of seven families of patents in the USA which we have now actively started to commercialize and enforce.  Since inception up to June 30, 2007, we have incurred $18,415,225 in accumulated operating losses and a further $4,055,432 in other comprehensive income.  Our losses have resulted principally from costs incurred in research and development, investment activity and from general and administrative costs associated with our operations.  Other comprehensive losses relate primarily to foreign exchange translation adjustments recorded on conversion of our accounts from Australian dollars to US dollars.  See the Consolidated Statements of Operations in our attached financial statements.

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

Since commencing our licensing program during the year ended June 30, 2002, the Company has been successful in securing licenses for its technology from a total of 34 commercial licensees and 6 research licensees (see Item 4A. for a complete list).  We have also received proceeds from the disposal of some of our remaining non-core mining assets which were held for resale in Australia and Canada during the year ended June 30, 2003 and from the sales of various shares in other companies which we formerly held.  None of this income is recurring.

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

Fair Value Measurements

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (“SFAS 157”).  SFAS 157 provides guidance for using fair value to measure assets and liabilities and responds to investors’ requests for expanded information about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings.  SFAS 157 applies whenever other standards require (or permit) assets or liabilities to be measured at fair value and does not expand the use of fair value in any new circumstances.  Under SFAS 157, fair value refers to the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market in which the reporting entity transacts.  SFAS 157 clarifies the principle that fair value should be based on the assumptions market participants would use when pricing the asset or liability.  In support of this principle, SFAS 157 establishes a fair value hierarchy that prioritizes the information used to develop those assumptions.  The fair value hierarchy gives the highest priority to quoted prices in active markets and the lowest priority to unobservable data.  Under SFAS 157, fair value measurements would be separately disclosed by level within the fair value hierarchy.  SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007.  The Company plans to adopt this pronouncement in fiscal years beginning July 1, 2008 and does not believe   the adoption of SFAS 157 will have a material effect on the financial statements.

Payment for Goods or Services for Research

In June 2007, the FASB issued EITF Issue No. 07-3 “Accounting for Non-refundable Advance Payments for Goods or Services Received for Use in Future Research and Development Activities” (“EITF 07-3”).  EITF 07-3 requires that non-refundable advance payments for goods or services that will be used or rendered for future research and development activities should be deferred and capitalized.  Amounts that have been deferred and capitalized should be recognised as an expense as the related goods are delivered or the related services are performed.  It is a requirement that the Company should continue to evaluate whether it expects the goods to be delivered or services to be rendered.  If at any point that expectation ceases to exist, the capitalized advance payment should be charged to expense.  EITF 07-3 is effective for financial statement issued for fiscal years beginning after December 15, 2007, and interim periods within those fiscal years.  The Company plans to adopt this pronouncement in fiscal year beginning July 1, 2008 and does not believe the adoption of EITF 07-3 will have a material effect on the financial statements.

Fair Value Option for Financial Assets and Financial Liabilities

In February 2007, the FASB issued SFAS No. 159 “The Fair Value Option for Financial Assets and Financial Liabilities, including an amendment of FASB Statement No. 115” (“SFAS 159”).  SFAS 159 permits entities to measure eligible financial assets, financial liabilities and firm commitments at fair value, on an instrument-by-instrument basis, that are otherwise not permitted to be accounted for at fair value under other generally accepted accounting principles.  The fair value measurement is irrevocable and subsequent changes in fair value must be recorded in earnings.  SFAS 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007.  The Company plans to adopt this pronouncement in fiscal year beginning July 1, 2008 and does not believe the adoption of SFAS 159 will have a material effect on the financial statements.

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

Patents

External costs incurred in filing, defending and protecting patent applications for which no future benefit is reasonably assured are expensed as patent fees as incurred.  As of June 30, 2007 and 2006, none of these external costs have been capitalized.  Acquired patents, for which a future benefit is reasonably assured, are capitalized and amortized using the straight-line method over their useful life, being 10 years.

The Company assesses at each reporting date whether there is an indication that an asset may be impaired.  If any such indication exists, assets, other than goodwill, are tested for impairment based on undiscounted cash flows and, if impaired, written down to fair value based on either discounted cash flows or appraised values.

In assessing fair value, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money.  Risks specific to the recoverability of the asset are reflected in the future cash flow estimates through the use of an expected present value approach based upon weighted average probability outcomes.  Impairment losses relating to operations are recognized in those expense categories consistent with the function of the impaired asset.

During 2007, an impairment loss of $908,416 in respect of the patents acquired from the C.Y. Connor ERADE Village Foundation was incurred.

The impairment loss arose in respect of patents held within the research operating segment resulting from slower than expected progress with research and development related to the potential commercialisation of the genetic testing technology covered by these patents, combined with increased competition in this marketplace within the past year.  Specifically, events during the year contributed to a change in the following key assumptions:

1.          Reduction in the expected future market penetration of developed products (e.g. bone marrow testing kits);

2.          Reduction in the expected underlying market price;

3.          Refinement of market size parameters based on actual, rather than estimated, data;

4.          Revision of expected overhead costs related to the ongoing research and future commercialisation of these products; and

5.          Exclusion of Europe as a potential market, as it was decided, based on the Company’s limited resources, increased competition, the remaining patent life and the delays mentioned previously, that it would focus initially on the US market (being the world’s largest market).

In conjunction with work performed by an independent valuation expert, an impairment charge of $908,416 was calculated by Management and recorded against the carrying value of the respective patents.  The recoverable amount of the patents is based on value-in-use calculations.  The estimated risk adjusted cashflows were discounted by the risk free rate of 6.5%.  The risks specific to the recoverability of the asset are reflected in the future cash flow estimates through the use of an expected present value approach as discussed in Note 2.

Cashflow forecasts associated with the impairment assessment of the patents have been projected to 2012, being the year   in which the first of the respective patents is due to expire, using the weighted average outcomes arising from different scenarios varying the success rate in penetrating the US market as the key assumption to which the recoverable amount assessment is most sensitive.  The forecasts and associated recoverable amount has been determined by an independent valuation expert, taking into account the Company’s contractual future research funding obligations, the current market prices for bone marrow testing kits and the estimated bone marrow transplant market size based on the US national bone marrow registry database.

With regards to the assessment of the value-in-use of the patents in the research operating segment, Management believes that there are no reasonably possible changes in any of the above key assumptions that would cause the carrying value of the patents  to materially exceed their recoverable amount.  No other class of asset was impaired following from this exercise and no change in the useful economic life of the patents was noted.

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

Goodwill is tested annually for impairment, or sooner when circumstances indicate an impairment may exist, using a two step approach at the reporting unit level prescribed in SFAS 142.  The first step is a comparison of the fair value of the reporting unit with its carrying amount, including goodwill.  If this step reflects impairment, then the loss is measured as the excess of the recorded goodwill over its implied fair value.  Implied fair value is the excess of the fair value of the reporting unit over the fair value of all identified assets and liabilities.

Discrete financial information is prepared and regularly reviewed by Management at the segment level thus a reporting unit represents the operating segment.  Since the adoption of SFAS 142, no impairment losses have been recognized.  However, during fiscal year 2006, the Company recorded a write-off of goodwill amounting to $81,851.

Goodwill is allocated to the Company’s testing segment on the basis of the appropriate operating segment to which it relates.  Discrete financial information is prepared and regularly reviewed by Management at the segment level and thus a reporting unit represents the operating segment.  The recoverable amount of the reporting unit is determined based on the value-in-use calculations.  There is no carrying amount of intangible assets with indefinite useful lives allocated to this segment.  These calculations use cash flow projections based on financial budgets approved by the Board.  In performing the value-in-use calculations, the Directors have assumed that the testing business will begin to generate an operating profit in the next 2 to 3 years based on projected revenue growth.  Should this time period be extended beyond 3 years, there is a possibility that the value-in-use may fall below the carrying value of the goodwill.

The cashflow projections assume revenues of $3.8 million in 2008 based on Management forecasts.  As a key assumption, constant revenue growth of 18% is assumed beyond 2008 based on the historical five-year average growth rate applicable to the testing business.  Expenses are assumed to be relatively constant over time given that significant capacity is available with the existing laboratory equipment and the testing business is relatively capital-intensive.  Management has assessed the future cashflows using discount rates ranging between 10% and 25% which result in the recoverable amount exceeding the carrying value of goodwill.

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

Stock-based Compensation

Prior to July 1, 2005, the Company elected to account for its stock-based employee compensation plan under the intrinsic value method in accordance with the Accounting Principals Board Opinion No. 25: Accounting for Stock Issued to Employees (“APB 25”) and related interpretations.  The Company has adopted the disclosure-only provisions of SFAS Statement No. 123: Accounting for Stock-Based Compensation (“SFAS 123”) as amended by SFAS Statement No. 148: Accounting for Stock Based Compensation — Transition and Disclosure (“SFAS 148”).

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

On November 30, 2001, under our Constitution, shareholders approved the creation of a Staff Share Plan (the “Plan”).  Under the Plan, the Directors may at their discretion, grant options over our Ordinary Shares to Directors, executives and members  of staff of the consolidated entity.  The options, issued for nil consideration, are granted in accordance with guidelines established   by the Directors.  The options are generally issued for a term of up to six years.  In accordance with the terms of the Plan, options generally vest on the basis of 25% per annum and can be exercised at any time after vesting prior to the date of their expiry.  The options are not transferable and are not quoted on the ASX.  There are currently no Directors, six executives, three consultants and 19 staff who have been granted options under the Plan.  Options issued under the Plan carry no rights to dividends and no voting rights.

Options issued under the Plan during the following financial years are as follows:

Year ended June 30, 2005:

Grant date	Expiry date	Number granted	Exercise price

July 29, 2004	February 27, 2010	580,000	AUD0.56
July 29, 2004	February 27, 2010	500,000	AUD0.49
September 6, 2004	September 6, 2010	750,000	AUD0.48
November 30, 2004	April 19, 2010	500,000	AUD0.48
	Total	2,330,000

On July 29, 2004, we issued a total of 1,080,000 options under the Plan to employees of the Company, with exercise prices ranging from AUD0.49 to AUD0.56.  On September 6, 2004, we issued 750,000 options under the Plan to Tom Howitt, our Chief Financial Officer and Company Secretary.  These options are exercisable at AUD0.48 and expire on September 6, 2010.  On November 30, 2004, we issued 500,000 options under the Plan to a Director, Robert Edge.  These options are also exercisable at AUD0.48 and, following his retirement on November 17, 2006, will expire on May 17, 2007.  A total of 3,604,276 options issued under the Plan were forfeited during the year ended June 30, 2005.

Year ended June 30, 2006:

Grant date	Expiry date	Number granted	Exercise price

August 12, 2005	August 12, 2011	1,450,000	AUD0.43
August 12, 2005	August 12, 2011	1,000,000	AUD0.53
November 23, 2005	November 23, 2011	1,000,000	AUD0.56
January 17, 2006	January 17, 2012	400,000	AUD0.45
June 22, 2006	February 1, 2012	750,000	AUD0.46
June 22, 2006	May 31, 2012	700,000	AUD0.40
	Total	5,300,000

On August 12, 2005, we issued 750,000 options under the Plan to Geoff Newing, our Chief Operating Officer, and a further 250,000 options to Tom Howitt.  These options are exercisable at AUD0.53 and expire on August 12, 2011.  On November 23, 2005, we issued 500,000 new options under the Plan to each of two Directors, Henry Bosch AO and John Dawkins AO.  These options are exercisable at AUD0.56 and expire on November 23, 2011.  The remaining 3,300,000 options were issued to various employees.  A total of 6,666,667 options were forfeited during the year ended June 30, 2006 and a further 2,630,000 options that had been issued under the Plan were cancelled.

Year ended June 30, 2007:

There were no options granted during the year ended June 30, 2007.

A total of 1,175,000 of the options issued under the Plan were forfeited during the year ended June 30, 2007 and a further 1,525,000 options were cancelled.

Post June 30, 2007:

Grant date	Expiry date	Number granted	Exercise price

September 24, 2007	September 24, 2012	3,650,602	AUD0.17
October 23, 2007	October 23, 2012	3,500,000	AUD0.22
	Total	7,150,602

Since June 30, 2007, a total of 7,202,500 of the options outstanding at that date were forfeited or cancelled.  As of the date of this Annual Report, there was a total of 12,525,602 options outstanding.

On August 2, 2001, the Company announced that it had entered into an agreement with GTH Capital of New York to pursue its listing on the National Association of Securities Dealers Automated Quotations (“NASDAQ”).  This agreement was assigned by GTH Capital to GMCG, LLC, the successor of GTH Capital, on April 1, 2002.  In accordance with the agreement, Genetic Technologies issued 150,000 shares to GTH Capital on October 10, 2001 and agreed to issue 900,000 options at an exercise price of $0.36 (AUD0.70) to GTH Capital within three years, subject to it meeting certain performance criteria.  On January 14, 2002, GTH were entitled to receive 540,000 of the options.  In accordance with SFAS 123, the Company has recorded an expense of $67,846 during the year ended June 30, 2002.  During the year ended June 30, 2004, GMCG, LLC became entitled to a further 60,000 options which in accordance with SFAS 123 we have recorded as an expense of $10,827 during that year.  We have now issued to GMCG, LLC the 600,000 options that have met specific performance criteria.  Subsequent to June 30, 2005, the parties agreed not to proceed with the issue of the 300,000 remaining options, notwithstanding the successful listing of the Company’s  Level II ADR’s on NASDAQ on September 2, 2005, as certain performance criteria were not met by GMCG, LLC.  The 600,000 options granted to GMCG, LLC lapsed unexercised on September 7, 2007.

On May 22, 2001, Gtech International Resources Limited, a subsidiary of the Company, issued 130,000 directors options to Dr. Mervyn Jacobson at an exercise price of $0.25 (CAD0.38) which vested immediately.  These options lapsed unexercised on May 22, 2006.  Stock compensation expense in respect of these options of $8,380 was recorded during the year ended June 30, 2001.  On February 3, 2005, Fred Bart and Ian Dennis exercised a total of 158,500 options in Gtech International at an exercise price of $0.16 (CAD0.20) each.  On August 26, 2005, 100,000 options in Gtech International were granted to each of Tom Howitt and Elizabeth Sy, both Directors of Gtech, at an exercise price of $0.38 (CAD0.45) each.

On September 4, 2003, as part of the placement of 13,333,333 shares at AUD0.75, we issued the subscriber with 6,666,667 options exercisable at AUD1.00 on or before September 30, 2005.  These options subsequently lapsed on September 30, 2005.

Options issued under the Staff Share Plan (the “Plan”) carry no rights to dividends and no voting rights.  In accordance with the terms of the Plan, options generally vest on the basis of 25% per annum and can be exercised at any time after vesting to the date of their expiry.  The options generally have an expiry date of six years from the date of grant.  Effective from July 1, 2005, the Company adopted SFAS 123R, thereby recognising the compensation cost in the financial statements for all share-based payments granted after that date, and based on the requirements of SFAS 123,  for all unvested awards granted prior to the effective date of SFAS 123R.  In 2005 and 2004, the Company recorded an expense based upon the difference between the exercise price and the issue price of the Company’s Ordinary Shares at the date of the option grant.  In the years ended June 30, 2007, 2006 and 2005, the expense was $360,677, $597,088 and $591, respectively.  Under the Plan, the Company also issued options to consultants who would not be deemed employees of the Company.  The Company records an expense in accordance with APB 25 based on the fair value of the options issued in exchange for the services and the vesting period.  In the years ended June 30, 2007, 2006 and 2005,  this expense was $18,765, $13,755 and $nil, respectively.

The following is additional information relating to all options outstanding as of June 30, 2007:

	Options outstanding			Options exercisable
Range of exercise prices	Number of options	Weighted average exercise price	Remaining weighted average contractual life (years)	Number of options	Weighted average exercise price
$0.31 - $0.40	3,575,000	$0.37	3.73	1,700,000	$0.37
$0.41 - $0.50	5,902,500	$0.45	2.30	4,377,500	$0.45
$0.51 - $0.60	3,100,000	$0.53	0.37	3,100,000	$0.53
	12,577,500	$0.45	2.23	9,177,500	$0.46

The following is additional information relating to all options outstanding as of June 30, 2006:

	Options outstanding			Options exercisable
Range of exercise prices	Number of options	Weighted average exercise price	Remaining weighted average contractual life (years)	Number of options	Weighted average exercise price
$0.21 - $0.30	875,000	$0.29	2.89	131,250	$0.28
$0.31 - $0.40	8,552,500	$0.35	3.04	3,465,000	$0.35
$0.41 - $0.50	5,250,000	$0.43	2.28	4,700,000	$0.44
$0.51 - $0.60	600,000	$0.52	1.19	600,000	$0.52
	15,277,500	$0.38	2.72	8,896,250	$0.40

The following is additional information relating to all options outstanding as of June 30, 2005:

	Options outstanding			Options exercisable
Range of exercise prices	Number of options	Weighted average exercise price	Remaining weighted average contractual life (years)	Number of options	Weighted average exercise price
$0.21 - $0.30	175,000	$0.29	3.89	87,500	$0.29
$0.31 - $0.40	5,252,500	$0.35	3.97	1,676,875	$0.35
$0.41 - $0.50	6,580,000	$0.45	2.62	4,450,000	$0.45
$0.51 - $0.60	600,000	$0.53	2.19	600,000	$0.53
$0.71 - $0.80	6,666,667	$0.76	0.25	6,666,667	$0.76
	19,274,167	$0.53	2.11	13,481,042	$0.60

The weighted-average fair value at grant date of the 5,300,000 options issued under the Staff Share Plan during 2006 was $0.15.  The aggregate intrinsic value of the 12,577,500 options outstanding as of June 30, 2007 was $nil.  The aggregate intrinsic value of the 9,177,500 options exercisable as of June 30, 2007 was also $nil.  The total fair value of the options which vested during the years ended June 30, 2007, 2006 and 2005 was $343,150, $262,436 and $660,919, respectively.  The weighted average fair values of those options were $0.18, $0.18 and $0.22, respectively.  The weighted average fair value of the 2,700,000 options which were forfeited or expired during 2007 was $0.24.  The aggregate intrinsic value of the 65,561,338 options that were exercised during 2005 was $13,016,636.

The total compensation expense related to the 3,400,000 (2006: 6,381,250) non-vested options as of June 30, 2007 was $535,211 (2006: $985,343).  The periods over which these amounts will be recognized are disclosed in the tables below.  The weighted average fair value of the non-vested options as of June 30, 2007 and 2006 were $0.16 and $0.15, respectively.

During 2007 and 2006 (2005: 500,000), no options were issued at an exercise price equal to the market price of the stock  on the grant date.  The weighted average exercise price and weighted average fair value of the options issued in 2005 was $0.38 and $0.24, respectively.  In addition, no options were granted during 2007 and 2006 (2005: 1,830,000) at exercise prices exceeding the market prices of the stock on the respective grant dates.

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

	June 30,
	2007	2006	2005
Risk Free Interest Rate	N/A	5.62%	5.21%
Expected Dividend Yield	N/A	—	—
Expected Volatility	N/A	0.53	0.55
Expected Lives (years)	N/A	5.0	5.0

Had the Company elected to adopt the fair value recognition provisions of SFAS 123, pro forma net loss would be as follows:

Year ended June 30,
2005
Net loss as reported	$(5,742,949)
Employee stock-based compensation, net of taxes, as calculated under APB 25 included in net loss as reported	591
Employee stock-based compensation, net of taxes, as calculated under SFAS 123	(606,418)
Pro forma net loss	$(6,348,776)

Net loss per ordinary share (basic and diluted) as reported	$(0.02)

Pro forma net loss per ordinary share (basic and diluted) as reported	$(0.02)

Refer to Note 13 of the attached financial statements for further details regarding the Company’s stock options plans.

Comparison of the Year Ended June 30, 2007 to the Year Ended June 30, 2006

License revenues

Our total license revenue generated for the 2007 financial year was $8,955,467, an increase of 79% on the previous year.  The most significant improvement in the 2007 revenue was the 95% increase in license fees earned in 2007.  This increase is predominantly explained by significant licenses having been granted to Monsanto Company ($5 million) and Thermo Fisher Scientific Inc. ($1 million).  As with the 2006 financial year, we continued to receive income from the Applera settlement ($902,168), representing an increase of $127,675 on the previous year.  Annuities and royalty income continued its strong growth after a 143% increase in 2006, managing to further improve 80% in the current year, bringing in $2,100,412.  Again, this revenue stream may continue to increase as we grant more licenses.

Service testing revenues

Our service testing income rose 29% on the 2006 financial year, an increase of $557,596.  Both breast cancer testing (up $328,210) and canine disease and profiling (up $208,396) divisions contributed significantly to the increase.  There were also considerable improvements with the colon and epilepsy testing revenues, with sizeable increases of 746% and 363% being recorded, respectively, although these are based on minimal prior year income levels.  However we can see promising increases in the number of tests conducted in future periods.  We expect this progress to continue as additional marketing initiatives continue to be introduced.  The income we earned on both the paternity and forensic testing remains stable, which we had anticipated as more competitors enter the market, however we are satisfied that we are able to maintain our market position.  We attribute this to having been granted accreditation by the national authority (NATA) which resulted in us becoming the first non-Government laboratory in Australia to be able to undertake forensic testing.  We have since secured work in this expanding area of genetic testing and have tendered for work that certain Australian State Governments are now seeking to outsource.

Grant income

Grant income effectively fell by $128,606 in a year on year comparison.  However, the income for the 2006 year included previous year’s grant income of $226,532.  Therefore, when the 2006 specific income of $95,991 is compared to the 2007 grant income of $193,916, 2007 has resulted in a positive movement of 102%.  It is expected that considerable grant revenue will be earned over the remaining two years of the HAL (mark II) project.  The revenue from the Export Market Development Grant dropped by 47%, however, we expect to recoup this income in the coming year.

Operating expenses

Total operating expenses for 2007 of $12,989,219 were marginally greater than those incurred in the prior period, being $11,922,340.  An explanation of this $1,066,879 increase is provided below under the five respective expense categories.

Service testing expenses

Overall, service testing expenses fell by $57,531, or 1% from the prior year.  The costs incurred for laboratory supplies and salaries increased by 7% and 5%, respectively, although this increase would be expected as the volume of tests conducted increased during the current financial year.  As there were no significant changes or introduction of tests during the past 12 months, we were able to effectively maintain other operational costs.  Considerable savings were made in the legal and patent costs (down 51%,or $46,323), consulting fees (down 37%, or $60,507) and both stock compensation and travel costs fell in comparison to 2006.  The costs associated with maintaining and developing our laboratory information management system (LIMS) represented a substantial cost in the 2006 financial year, with the benefits of this expenditure now becoming obvious in the current year’s cost reduction.

Research and development expenses

Research and development expenses increased by $1,020,778 or approximately 36% to $3,836,583 in 2007 from $2,815,805 in 2006.  This increase is explained by the impairment loss relating to the patents acquired from CY O’Connor, which represents $908,416 of the overall increase.  This project commenced in June 2004 and the loss is the first such write-down booked in relation to it.  The Company continued to fund its three other principal research and development projects, which resulted in an increase in consulting fees (74%, or $34,228), whilst the growth of salaries was kept to a modest 3%, or $18,171.

Patent and license fees

Patent and license fees includes associated license and legal fees.  The patent and license fees decreased by 25% or $360,153, in comparison to the 69% or $3,194,272 cost reduction which had been recorded in 2006.  The major factor for the reduction in patent and license fees paid is due to lower legal fees and commissions being paid on licenses granted during the year.  We were also able to restrict cost increases across various related expense items and did, in fact, achieve extensive reductions across many costs, such as consulting fees (down $28,123), salaries (down $24,364) and travel (down $38,931).  Stock compensation costs also fell $77,425 in comparison to the preceding year.

Sales and marketing

Sales and marketing expenses only marginally increased by $69,889 or 8% for 2007, as compared to $276,310 or 48% in 2006.  The increase in the employee costs are the major factor in the costs rising, accounting for $99,739 of the overall movement.  Salary related costs were expected to rise as more employees provided their time to sales and marketing activities.  Some cost reductions were achieved in the areas of travel (which fell by 63%, or $26,213) and telephone and internet expenses (down 90%, or $10,424) due to the completion of our new website during the 2006 financial year.

General and administrative expenses

General and administrative expense have risen by $393,897 or 17% in comparison to the decline in costs of $323,696 (12%) in the proceeding year.  The increase in salary related costs (up 50%, or $274,523) supports the majority of the increase in general and administrative costs due to the appointment of additional Directors and the payment of certain incentive payments.  There were other items incurred during 2007 that had not been incurred in the previous year that also explain why there was an increase in general and administrative costs, including the write-down of loans to other parties (MycroLab) of $63,194 and the raising of a provision in respect of rehabilitation costs of $62,008 relating to our passive interest in the North Laverton joint venture.

Interest income

Interest income has fallen by $215,544 to $386,259 or 36% compared to that generated in 2006, which was $601,803.  Despite us having a considerably higher cash and cash equivalents balance at year ($10,568,085 in 2007 as compared to $7,904,399 in 2006), a large sum of the funds at balance date were received in late June 2007 from the signing of license agreements with Monsanto Company ($4,656,508) and Thermo Fischer Scientific ($1,116,377).  Accordingly, the average balance of cash and cash equivalents held during the 2007 year was considerably less than the closing balance.  As such, these significant year-end deposits generated little interest income for the few days that we held the funds in 2007.  If the 2007 cash and cash equivalents was adjusted to exclude these late receipts, the adjusted amount would be $4,795,200.  This amount is considerably lower than 2006 balance of cash and cash equivalents, which would explain why the interest revenue has dropped for the 2007 year.

Interest expense

The interest expense decreased in 2007 by $10,874, or 17% on the 2006 amount of $63,316.  This was expected as interest is only incurred on the hire purchase agreements we enter into to acquire fixed assets for the laboratory and office, most of which are now nearing the end of their three-year terms.  There were two new such agreements entered into during the 2007 financial year, however, these were relatively small.  The majority of the lease repayments made during 2007 would have predominately resulted in a reduction of principal, as opposed to generating an interest expense.

Net profit on sale of business

In 2007, we disposed of a significant portion of our livestock testing business for a profit of $19,748.  There was no comparative transaction during the 2006 financial year.

Net foreign exchange gains (losses)

The net impact of foreign exchange was a loss of $250,657, which represented an increase of $343,060 on the gain of $92,403 for the previous year.  Foreign exchange movements are the result of USD transactions converted to AUD for Australian reporting requirements and the restatement of foreign currency denominated cash accounts.  This loss resulted from the significant strengthening of the Australian dollar in comparison to the US dollar during 2007, with the spot rate at June 30, 2006 being 0.7423  as compared to the rate at June 30, 2007 of 0.8491.

Taxes

Taxes increased by 209% in 2007, up from $67,649 in 2006 to $208,850.  This resulted from an increase in the license fees that are obtained mainly from US entities which involved the payment of associated withholding taxes, typically at a rate of 5%.

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

General and administrative expenses

General and administrative expenses fell by $323,696 or 12% to $2,273,946 for 2006 as compared to $2,597,642 in 2005.  General and administrative expenses continue to be incurred in line with normal operating parameters, with the modest decrease reflecting certain expense reallocations, principally to sales and marketing, and other general efficiencies generated during the year.

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

During the years ended June 30, 2005, 2006 and 2007, we have incurred net losses of $5,742,949, $4,020,323 and $1,412,789, respectively.  We anticipate incurring additional costs over at least the next several years as we expand our research and development activities and conduct further trials of our technology.  The extent to which we will incur losses in future years depends largely on the success of the licensing of our non-coding technologies and the expansion of our genetic testing business.

Since inception, our operations have been financed primarily from capital contributions by our stockholders, licensing and service testing revenues, grants, and interest earned on cash and cash equivalents.

We believe that our cash and cash equivalents of approximately $10.6 million as of June 30, 2007, will provide us with sufficient capital to fund a base level of operations for the next two years as from that date.  During this period, we expect to be able to continue to adequately fund our research and development activities, licensing program, product development and commercialization efforts and other operations.  Further, as these activities continue to expand, we anticipate that the revenues generated should assist the Company achieve a cash break even result from operations, thereby extending the Company’s base level of operations.

Our net cash provided by/(used in) operating activities was $(5,004,130), $(4,536,415) and $1,866,327 for the years ended June 30, 2005, 2006 and 2007, respectively.  Importantly, the Company generated positive cash flows from operations for the first time in 2007.  Cash used in operating activities for each period consisted primarily of losses incurred in operations reduced by depreciation and amortization expenses, exchange movements and unrealized profits and losses relating to investments.  In approximate order of magnitude, cash outflows typically consist of staff-related costs, service testing expenses, general and administrative expenses, research and development costs and legal/patent fees.

Our net cash provided by/(used in) investing activities was $(19,276), $(116,047) and $139,668 for the years ended June 30, 2005, 2006 and 2007, respectively.  Typically, cash used in investing activities related to the acquisition of laboratory equipment.  During the 2005 financial year, the establishment of the equipment finance facility described below reduced cash outflows for that year and future years.  In addition, the agreement reached with Applera Corporation in December 2005 has provided us with significant credits for laboratory equipment and reagents produced by that company.

Our net cash provided by /(used in) financing activities was $10,067,926, $(337,042) and $(396,944) for the years ended June 30, 2005, 2006 and 2007, respectively.  The vast majority of these funds were received from the issue of Ordinary Shares in the Company, either as part of a direct placement of Shares (as during the year ended June 30, 2004) or as the result of the exercise of options (as during the year ended June 30, 2005).  During 2006 and 2007, the cash flows used in financing activities were solely attributable to the repayment of hire purchase principal.

Apart from the purchase of laboratory equipment of $467,689 in 2005, $119,388 in 2006 and $134,750 in 2007, we had no material capital expenditures for the years ended June 30, 2005, 2006 and 2007.  During the year ended June 30, 2005, we also acquired further laboratory equipment costing approximately $540,000, the majority of which was subsequently sold and hired-back under the equipment hire purchase facility detailed below.

On January 14, 2005, the Company executed a Master Asset Finance Agreement with National Australia Bank Limited in respect of a $2,122,750 (AUD2.5 million) asset hire purchase facility (the “Facility”).  As at the date of this Annual Report, the Company had financed the acquisition of laboratory equipment under the Facility with a total value of $1,386,468 (AUD1,632,868).  It is expected that other purchases of laboratory equipment will be financed under this Facility in the future, to the extent that sufficient credit is available.  The use of this Facility enables the Company to better match the cost of the equipment with the future revenues to be generated from it in a cost-effective manner and minimizes the outflow of valuable cash.

The long-term loan of $594,370 (AUD700,000) as of June 30, 2007 represents an unsecured, non-interest bearing loan from the Australian Commonwealth Government received under the Research & Development Start Program.  The loan represents a portion of a grant received by the Company, which has been deferred in accordance with the grant agreement.  The loan will be repayable on or before January 15, 2009, if the Company commercializes a product as a result of the research covered under the grant.  If no product is commercialized, the Company will recognize grant revenue after January 15, 2009, when the loan is no longer repayable.  The costs associated with the research have been expensed.

Future Cash Needs

We expect that operating expenses and, to a lesser extent, capital expenditures will be a material use of our cash resources in future.  As of June 30, 2007, we had cash and cash equivalents totaling approximately $10.6 million.  We believe that this working capital is sufficient for our anticipated needs for the next two years as from that date.  We do not have any lines of credit apart from the equipment finance facility with National Australia Bank Limited and a nominal credit card facility with St. George Bank Limited which, as of June 30, 2007, had available credit of $93,401 (AUD110,000).  We anticipate generating additional cash in future years from our licensing activities and the expansion of our service testing business.

Operating Leases

We are obligated under various operating leases for periods expiring through 2011.  Payments under non-cancelable operating lease arrangements for office premises and laboratory facilities expire on various dates through June 30, 2011, resulting in the lease commitments over that period which are stated in the following table.

The following is a schedule of future minimum lease payments for operating leases that had initial or remaining non-cancellable lease terms in excess of one year as of June 30, 2007:

Year ending,

2008	$355,074
2009	370,197
2010	370,197
2011	370,197
Total minimum lease payments	$1,465,665

Rent expense totaling $351,822, $298,457 and $293,100 for the years ended June 30, 2007, 2006 and 2005, respectively, was paid to Bankberg Pty. Ltd.

The following is a schedule of future minimum hire purchase payments for equipment finance that had initial or remaining non-cancelable lease terms in excess of one year as of June 30, 2007:

Minimum hire purchase payments
Year ending 2008	$421,726
Year ending 2009	42,009
Total minimum hire purchase payments	$463,735
Less: future finance charges	(18,835)
Aggregate hire purchase expenditure contracted for as at reporting date	$444,900

Aggregate expenditure commitments comprise:
Current liability	$405,011
Non-current liability	39,889
Total expenditure commitments	$444,900

Item 5.C         Research and Development, Patents and Licenses, etc.

Our principal business is biotechnology, with the emphasis on genomics and genetics, the licensing of the non-coding patents, reduction to practice of our fetal cell patents and expansion of the related service testing business.

The following table details historic R&D expenditure by project.  All projects are described at Item 4.B above.

	2007	2006	2005
	$ (a)	$ (b)	$ (c)
RareCellect	$853,962	$891,841	$540,050
ImmunAid	332,573	211,456	203,792
Pathogens	321,375	134,333	141,069
Genomic Matching Technique (note 1)	1,956,425	1,232,535	689,940
Addictive States (note 2)	41,164	189,304	96,754
Other general R&D	331,084	156,335	159,327
Total R&D expense	$3,836,583	$2,815,804	$1,830,932
Other expenditure	9,152,636	9,106,536	11,311,201
Total expenditure	$12,989,219	$11,922,340	$13,142,133
R&D as a % of total expenditure	30%	24%	14%

(a) Converted at AUD1.00=$0.7899
(b) Converted at AUD1.00=$0.7475
(c) Converted at AUD1.00=$0.7564

Notes:    1.  The figure for 2007 of $1,956,425 includes an impairment loss of $908,416.

2.  The addictive states project was terminated during the 2007 fiscal year.

Due to the nature of the Company’s business, it is important that any intellectual property in the form of new discoveries be protected.  The table described in Item 4.B hereinabove provides the status of all patent applications the Company has filed.

Item 5.D         Trend Information

The Direction of Genetic Research

Following upon the original non-coding inventions made by GeneType AG and the publication and dissemination of this work in the early 1990’s, research groups world-wide increasingly have sought to investigate and, if possible, establish non-coding associations in a great number of diseases which were hitherto unexplained.  In 2002, Nature Publishing Group produced a summary of some 284 research projects which sought to establish non-coding associations in relation to either the cause or the outcome of many human diseases.  Within that group, more than 100 human conditions have since been shown to be linked to non-coding genetic variations.  In 1999, an international collaboration known as the “SNP Consortium” was established to identify all single nucleotide polymorphisms (SNPs) of relevance to a complete understanding of human genetics.

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

Item 5F.         Information about Contractual Obligations

The table below shows the contractual obligations and commercial commitments as at June 30, 2007:

	0-1 year	>1-<3 years	>3-<5 years	>5 years
Minimum research and development payments	$1,550,922	$1,168,827	$—	$—
Operating lease and hire purchase commitments	$760,085	$780,283	$370,197	$—
Other long-term liabilities reflected on the Company’s balance sheet	$42,860	$594,370	$—	$—

The Company’s purchase obligations are in respect of its subcontracted research and development activities and equipment purchases.

Item 6.            Directors, Senior Management and Employees

Item 6.A         Directors and Senior Management

The Directors of the Company as of the date of this Annual Report are:

Henry Bosch AO, BA (Hons), MA (Chairman)

Mr. Bosch, 76, was appointed to the Board on June 24, 2005 and was appointed Non-Executive Chairman of the Board on November 23, 2005.  He also serves as Chairman of the Company’s Corporate Governance Committee and as a member of its Audit Committee.  He is a former Chairman of the National Companies and Securities Commission, the predecessor of the Australian Securities and Investments Commission, Australia’s principal corporate regulator.  He has also served as Chairman of the Working Group on Corporate Practices and Conduct and Chairman of the committee which produced the Australian Standard on corporate governance.  He has been chairman, or a director, of over thirty companies and other organisations operating in both the government and private sectors.  He has served on a number of audit committees and is an Honorary Fellow of the Institute of Internal Auditors.  His extensive business career has spanned the aluminium, steel, man-made fibers and plastics industries in Canada, UK and Australia and included the positions of Marketing Director of John Lysaght (Australia) Ltd. and Managing Director of Nylex Corporation.  He was made an Officer of the Order of Australia in January 1991.

Michael B. Ohanessian, BEng, MBA (Chief Executive Officer)

Mr. Ohanessian, 43, was appointed as Chief Executive Officer of Genetic Technologies Limited on September 24, 2007.  Prior to joining the Company, he served for seven years as CEO of Vision Biosystems, a division of former ASX-listed Vision Systems Limited.  During this period, Mr. Ohanessian led a strategic restructure of the Vision Biosystems business, involving the acquisition of a large UK-based reagents operation, and played a key part in successfully transforming it into a world leader in the immunohistochemistry market.  In late 2006, Vision Biosystems  was acquired by a competitor in a transaction which established an enterprise value for the business of approximately $600 million.  Prior to his role at Vision Biosystems, Mr. Ohanessian worked for the Boston Consulting Group where, over a period of four years, he gained considerable experience in a variety of industries, finally focusing on biotechnology.  Before that, he worked at Mobil Oil for nine years after completing a Bachelor of Engineering degree with honors at the University of Melbourne.  He also holds an MBA from Melbourne Business School and serves on the Company’s Corporate Governance Committee.

Fred Bart, (Non-Executive)

Mr. Bart, 52, has been involved in the textile industry for the last 25 years as well as being a significant investor in the resource and property sectors in Australia and overseas.  He brings to the Company extensive commercial experience from his involvement in the manufacturing and textile industries.  He is also Chairman of Electro Optic Systems Holdings Limited and Global Properties Limited and is a member of the Australian Institute of Company Directors. He was appointed to the Board on 26 October 1996 and also serves as a Director of the Company’s Canadian-listed subsidiary, Gtech International Resources Limited.

David Carruthers, BCom, CA, CFTP (Snr), MAICD Dip (Non-Executive)

Mr. Carruthers, 59, was appointed to the Board on February 26, 2007 and serves as Chairman of the Company’s Audit Committee.  He has acted as Chief Financial Officer of BP Finance for the global operations based in London and as the European Regional Chief Executive Officer based in Brussels.  On returning to Australia, he was Managing Director of Treasury Corporation of Victoria and coordinated the management of $29 billion of privatization proceeds.  More recently, Mr. Carruthers has provided advisory services in financial risk management to clients in the Asia-Pacific region and is currently Head of Corporate Finance, Tristar Corporate Advisors and Chief Financial Officer, Olympus Funds Management.  He also serves as a Non-Executive Director and Audit Committee Chairman for Ceramic Fuel Cells Ltd. and as a Non-Executive Director for India Equities Fund Limited, both ASX-listed companies.

John S. Dawkins AO, Dip Ag, BEc (Non-Executive)

Mr. Dawkins, 60, was appointed to the Board on November 24, 2004 and serves on both the Corporate Governance and Audit Committees.  Mr. Dawkins holds degrees in Agriculture from Roseworthy College and Economics from the University of Western Australia and, for 18 years, served in the Australian House of Representatives for the Australian Labor Party.  Between 1983 and 1993, he served in the Hawke and Keating Governments as Finance Minister, Trade Minister, Employment Education and Training Minister and finally Treasurer.  He serves and has served on the Boards of several companies including Chairman of Elders Rural Bank and Retail Energy Market Company.  He has consulted to a variety of international organisations including The World Bank Group, the OECD, UNDP, and UNESCO.  He is a Patron of the Menzies School of Health Research and for three years was Treasurer of the International Agency for the Prevention of Blindness and for nine years a member of the Board of the Fred Hollows Foundation.  He was made an Officer of the Order of Australia in June 2000 and awarded the Centenary Medal in January 2000.

Dr. Mervyn Jacobson, MBBS (Non-Executive)

Dr. Jacobson, 65, is a legally qualified Medical Practitioner and, until September 24, 2007, served as the Company’s Chief Executive Officer.  He has more than 35 years experience in developing new medical technology and in bringing new medical and biomedical goods and services to the market, working with biotechnology enterprises in Australia, UK, Switzerland, USA, Canada, Mexico and China.  In 1989, he co-founded GeneType AG, the research start-up that subsequently led to the formation of Genetic Technologies Limited.  In 2000, he was appointed by the Governor of Colorado to the Governor’s Advisory Council in Biotechnology.  He was also a founding Director of the Colorado Biotechnology Association and XY, Inc., a biotechnology company in Colorado.  In June 2004, Dr. Jacobson was appointed Chief Technology Officer of the Scientific Advisory Board of the China National Animal Breeding Stock Export/Import Corporation Limited (CABS) in Tianjin, China.  He was appointed to the Company’s Board of Directors in May 2000, and served as its Executive Chairman from August 2000 until November 2005.  He also serves on the Company’s Corporate Governance Committee and is Chairman of its Canadian-listed subsidiary, Gtech International Resources Limited.  Dr. Jacobson is also a member of the Australian Institute of Company Directors.

During the 2007 year, Prof. Deon Venter served as a Director until his resignation on August 23, 2006 and Mr. Robert Edge also served as a Director until his retirement on November 17, 2006.

Senior Management

We have a professional team of qualified and experienced research and development scientists and technicians.  The Company currently employees 52 people, of which five have PhD qualifications.

The members of Senior Management, and a brief summary of their relevant experience, is as follows:

Thomas G. Howitt, BCom, ACA, FTIA, ACIS, AICPA (Chief Financial Officer and Company Secretary)

Mr. Howitt, 43, was appointed as the group’s first full-time Chief Financial Officer on 1 June 2004 and as Company Secretary on 30 June 2005.  During his 20 year career, he has served as CFO and Company Secretary for a number of companies, listed on both the ASX and foreign stock exchanges.  His wide experience covers all facets of financial management and control across a variety of industries, including resources and technology (domestic and international), having been instrumental in the successful development, patenting and commercialisation of several innovative technologies.  He has played key roles in the raising of bank debt and equity capital and the management of complex due diligence programs and has worked as a senior Taxation Consultant for Ernst & Young and in the investment banking industry.  He also serves as President of the Company’s Canadian-listed subsidiary, Gtech International Resources Limited.

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

W. Ian Smith, BEc (General Manager - DNA Profiling)

Mr. Smith, 44, was appointed General Manager - DNA Profiling in 2005 after six years as the Company’s Financial Controller.  Prior to joining the Company, he had an extensive career in corporate banking, having worked for National Australia Bank Corporate Banking Division and, later, as a domestic money market dealer.  Subsequently, a move to Barclays Bank Australia Limited as Corporate Banking Manager saw him focus on new business development and management of medium-to-large corporate customers.  Prior to joining Genetic Technologies, he was involved in the customer retention and acquisition of high net wealth individuals as a Manager of Corporate Banking for the State Bank of NSW.  While at Genetic Technologies, he has overseen the merger and integration of a number of acquisitions.

Jonathan S. Whitty, BSc, GradDip Genetic Counseling (General Manager - Medical Diagnostics)

Mr. Whitty, 32, was appointed General Manager - Medical Diagnostics in April 2007 after working in business development for the division since July 2004.  He has previously worked for five years in Molecular Pathology at the Peter MacCallum Cancer Institute where, as coordinator of molecular testing for gastrointestinal disease, he gained extensive experience and technical knowledge in diagnostic laboratory operations.  Subsequently trained in Genetic Counseling and employed by Genetic Health Services Victoria in the division of Rural & Regional services, he has broad experience in the social and ethical aspects of clinical genetics services.  Having served as Secretary of the Human Genetics Society of Australasia - Victorian Branch from 2004 to 2006, and as a current member of the Hereditary Bowel Cancer Group in Victoria, he has in-depth knowledge of genetic testing policy in Australia.

M. Luisa Ashdown, MSc (General Manager - Licensing)

Ms. Ashdown, 51, is a Senior Scientist and currently serves as the Company’s General Manager - Licensing.  She has extensive experience gained in over 20 years combined employment at Royal Women’s Hospital and Royal Melbourne Hospital and at Genetic Technologies.  Areas of expertise include molecular genetics, immunology, tissue typing, DNA profiling and now intellectual property management.  After joining the Company in 1989, she was responsible for building the laboratory’s capability and managing the DNA service testing including fulfilling government statutory regulatory requirements.  In addition to Laboratory Manager, she was Research Project Manager, author on various company publications and a Director of several subsidiary companies.  In addition to managing its licensing activities, she is currently actively contributing to the Company’s business development and research activities.

Catherine M. Barclay, BA, PGDipHRM (General Manager - Human Resources)

Mrs. Barclay, 40, was appointed as General Manager - Human Resources in December 2007.  During her 20 year career, she has served in a variety of management roles, including managing human resources, customer service and accounting support functions, in both Australia and New Zealand.  Her experience covers all aspects of human resources including organizational development, employee and industrial relations, change management and development and implementation of human resources policies and processes.  She has been responsible from a human resources perspective for acquisitions and divestitures and has played a key role in developing corporate HR strategy whilst working for AXA Asia Pacific Holdings Ltd.

Scientific Advisors

It is vital to the success of a company seeking to commercialize research, such as Genetic Technologies, to have access to pre-eminent scientists to advise and critically review its research projects and the progress it makes over time.  As such, in August 2003, we established an outstanding Scientific Advisory Committee, consisting of independent scientists with expertise and reputations for excellence in their respective fields of endeavor that complement the major projects being undertaken by the Company.  However, due to external time commitments of the members, we decided during 2007 to disband the formal Committee and, instead, avail ourselves of the services of each former Committee member on an “as needs” basis.  We believe that this approach will provide all concerned with a more efficient use of everyone’s available time.

Item 6.B         Compensation

Details of the nature and amount of each major element of the compensation of each director of the Company and each of the named officers of the Company and its subsidiaries, for services in all capacities to us during fiscal year 2007 are listed below.  All figures are stated in Australian dollars (AUD).

	Short-term Salary/fees	Post-employment Superannuation	Long-term Long service leave	Share-based Options	Totals
Name and title of Director	AUD	AUD	AUD	AUD	AUD

Henry Bosch AO Non-Executive Chairman	90,000	—	—	74,025	164,025

Dr. Mervyn Jacobson (note) Chief Executive Officer	300,000	—	—	—	300,000

Fred Bart Non-Executive Director	30,000	2,700	—	—	32,700

John S. Dawkins AO Non-Executive Director	30,000	2,700	—	74,025	106,725

David Carruthers (note) Non-Executive Director	—	18,795	—	—	18,795

Robert J. Edge (note) Non-Executive Director	11,414	1,027	—	—	12,441

Prof. Deon J. Venter (note) Executive Director	17,500	399	—	—	17,899

Sub-totals for Directors	478,914	25,621	—	148,050	652,585

	Short-term Salary/fees	Post-employment Superannuation	Long-term Long service leave	Share-based Options	Totals
Name and title of Executive	AUD	AUD	AUD	AUD	AUD

Thomas G. Howitt Chief Financial Officer and Company Secretary	190,000	17,100	3,881	35,050	246,031

Geoffrey E. Newing (note) Chief Operating Officer	275,833	16,630	—	—	292,463

Dr. Gary Cobon Chief Scientific Officer	93,741	80,659	877	50,512	225,789

Ian N. Christensen (note) Group General Manager - Intellectual Property	23,358	1,380	—	—	24,738

Sub-totals for Executives	582,932	115,769	4,758	85,562	789,021

Total remuneration of Directors and Executives	1,061,846	141,390	4,758	233,612	1,441,606

Notes:            Dr. Jacobson serves as the Company’s CEO.  His remuneration is included under the heading of Directors.

Mr. Carruthers was appointed as a Director of the Company on February 26, 2007.

Mr. Edge retired as a Director of the Company on November 17, 2006.

Prof. Venter resigned as a Director of the Company on August 23, 2006.

Mr. Newing was appointed as Chief Operating Officer on August 24, 2006 and resigned on July 1, 2007.  The salaries and fees paid to Mr. Newing of $275,833 include a termination payment of $87,500.

Mr. Christensen resigned as Group General Manager - Intellectual Property on 12 August 2006.

Executive officers are those officers who were involved during the year in the strategic direction, general management or control of the business at a company or operating division level who received the five highest annualized compensation amounts.  The remuneration paid to Executives is set with reference to prevailing market levels and comprises a fixed salary, various short term incentives (which are linked to agreed key performance indicators), and an option component.  Options are granted to Executives in line with their respective levels of experience and responsibility.

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

Indemnification and Insurance with Respect to Directors

We are obligated pursuant to an indemnity agreement, to indemnify the current Directors and executive officers and former Directors against all liabilities to third parties that may arise from their position as Directors or officers of the Company and our subsidiairies, except where to do so would be prohibited by law.  Under the terms of this agreement, we are obligated to meet the full amount of any such liabilities, including costs and expenses.  In connection with the GeneType AG acquisition, Fred Bart and Ian Dennis provided counter-indemnities to us and to GeneType AG shareholders in respect of the existence of undisclosed liabilities as at May 15, 2000.  These counter-indemnities lapsed on May 15, 2005.

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

The Board meets to discuss business regularly throughout the year, with additional meetings being held when circumstances warrant.  Included in the table below are details of the meetings of the Board and the committees of the Board that were held during the 2007 financial year.

			Committees of the Board
	Directors’ meetings		Audit		Corporate Governance
	Eligible	Attended	Eligible	Attended	Eligible	Attended

Henry Bosch AO	12	12	10	10	3	3
Dr. Mervyn Jacobson	12	12	—	—	3	2
Fred Bart	12	12	—	—	—	—
David Carruthers	5	5	2	2	—	—
John S. Dawkins AO	12	11	10	10	3	2
Robert J. Edge	4	4	2	2	2	2
Prof. Deon J. Venter	1	1	—	—	—	—

Notes:            During the year ended 30 June 2007, a total of four Unanimous Consent Resolutions of the Directors were also passed.

Mr. Carruthers was appointed as a Director of the Company on 26 February 2007.

Prof. Venter resigned as a Director of the Company on 23 August 2006.

Mr. Edge retired as a Director of the Company on 17 November 2006.

In accordance with the charter, the auditor attended 3 meetings of the Audit Committee at the Committee’s request.

Committees of the Board

The Board has established an Audit Committee which operates under a specific Charter approved by the Board.  It is the Board’s responsibility to ensure that an effective internal control framework exists within the entity.  This includes internal controls to deal with both the effectiveness and efficiency of significant business processes, the safeguarding of assets, the maintenance of proper accounting records, and the reliability of financial information as well as non-financial considerations such as the benchmarking of operational key performance indicators.

The Board has delegated the responsibility for the establishment and maintenance of a framework of internal control and ethical standards for the management of the Group to the Audit Committee.  The Audit Committee also provides the Board with assurance regarding the reliability of financial information for inclusion in the financial reports.  All members of the Audit Committee are independent Non-Executive Directors.

As of the date of this Annual Report, the members of the Audit Committee were:

David Carruthers (Chairman)

Henry Bosch AO

John S. Dawkins AO

During the 2005 financial year, the Board established a Nomination and Remuneration Committee, which meets at least three times annually to ensure that the Board continues to operate within the established guidelines including selecting candidates for the position of Director.  During the 2006 financial year, the role of the Committee was expanded to include matters related to the Company’s Corporate Governance affairs and its name changed to the Corporate Governance Committee to reflect that additional role.  The members of the Committee have the right to appoint an independent consultant to attend meetings of the Committee, as appropriate.

As of the date of this Statement, the members of the Corporate Governance Committee were:

Henry Bosch AO (Chairman)

John S. Dawkins AO

Dr. Mervyn Jacobson

Michael B. Ohanessian

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

Nomination:  We follow home country practice rather than NASDAQ’s requirement in Marketplace Rule 4350(c)(4) that director nominees be selected or recommended by a majority of the independent directors or by a nominations committee comprised of independent directors.  These decisions are made by the nomination and remuneration committee and it is not comprised of a majority of independent directors.  The ASX does not have a requirement that each listed issuer have a nominations committee or otherwise follow the procedures embodied in NASDAQ’s Marketplace Rule.  Furthermore, no law, rule or regulation of ASIC has such a requirement nor does the applicable corporate law legislation.  Accordingly, selections or recommendations of director nominees by a committee that is not comprised of a majority of directors that are not independent is not prohibited by the laws of Australia.

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

Item 6.D         Employees

The Company currently employees 52 people, including executive Directors.  The number of employees as at the end of each respective financial year ended June 30 are as follows:

2007	54
2006	49
2005	49

Item 6.E         Share Ownership

The relevant interest of each director in the share capital of the Company as notified by the directors to the Australian Securities Exchange in accordance with section 205G(1) of the Corporations Act 2001 as of December 13, 2007 is as follows:

Director	Ordinary shares	Percentage of Capital held

Henry Bosch AO	245,406	0.07%
Michael B. Ohanessian	—	N/A
Fred Bart (note)	25,918,214	7.15%
David Carruthers	150,000	0.04%
John S. Dawkins AO	—	N/A
Dr. Mervyn Jacobson	150,931,900	41.65%

Note:      Mr. Bart also controls 88,500 ordinary shares in Gtech International Resources Limited.

As of the date of this Annual Report, no options over Ordinary Shares are held by the Directors.

Item 7.            Major Shareholders and Related Party Transactions

Item 7.A         Major Shareholders

The table below sets forth the beneficial owners of 5% or more of our voting securities as of December 13, 2007:

Name	Number of Ordinary Shares held		Percentage of Capital held

Dr. Mervyn Jacobson	150,931,900	(a)	41.65%
Mr. Fred Bart	25,918,214	(b)	7.15%

(a)                                  includes shares held by Mervyn Jacobson ApS and JGT ApS.

(b)                                 shares registered in the name of Security & Equity Resources Limited.

The number of Ordinary Shares on issue in Genetic Technologies as of the date of this Annual Report was 362,389,899.  The number of holders of Ordinary Shares in Genetic Technologies as of the date of this Annual Report was approximately 3,280.

The Company is not aware of any direct or indirect ownership or control of it by another corporation(s), by any foreign government or by any other natural or legal person(s) severally or jointly.  Principal shareholders do not enjoy any special or different voting rights from those to which other holders of Ordinary Shares are entitled.

The Company does not know of any arrangements, the operation of which may result in a change in control of the Company.

Item 7.B         Related Party Transactions

	Years ended June 30,
	2007	2006	2005
4F Investments Pty. Ltd. is associated with Mr. Fred Bart (director in common) and provided management services to the Company at a cost of	$—	$—	$27,231
Bankberg Pty. Ltd. is associated with the Company’s Chief Executive Officer, Dr. Mervyn Jacobson (director in common), and provided the office and laboratory premises in Fitzroy to GeneType Pty. Ltd., a wholly-owned subsidiary. During the respective periods, GeneType Pty. Ltd. paid Bankberg Pty. Ltd. rent of	$351,822	$298,457	$293,100

As stated in the 2006 Financial Statements, the Company formerly held a total of 30,189 ordinary shares in XY, Inc. (at that time a director-related entity) representing approximately 0.42% of the issued ordinary shares of XY, Inc.  On May 15, 2007, the Company sold all of its shares in XY, Inc.  The total proceeds received from the sale were $274,418.  The former CEO of the Company was also the former CEO and Chairman of XY, Inc.

Premises previously leased by the Company are subleased to director-related entities.  Rental recoveries are netted against rent expenses in the consolidated statement of operations.  Total rental recoveries received by the Company from its director-related entities during the 2007 and 2006 years totaled $nil (2005: $46,053, 2004: $56,271, 2003: $30,995, 2002: $3,173; and 2001: $nil).

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

Item 8.B         Litigation and Other Legal Proceedings

GE Healthcare Bio-Sciences Corp.

On November 9, 2006, GE Healthcare Bio-Sciences Corp. (“GE”) took action against the Company, seeking a declaration of non-infringement and invalidity of U.S. Patent Nos. 5,612,179 and 5,851,762.  GE did not serve the Complaint until March 2, 2007.  Since that time, the parties have been discussing possible resolution of the issues that gave rise to the Complaint.

The parties have agreed to engage in mediation through use of Judicial Arbitration and Mediation Services (“JAMS”), and have agreed to procedures that will be used in the mediation proceeding.  Further, the parties have recently appointed Mr. David Geronemus as mediator and confirm that the expedited mediation is scheduled to occur on December 12, 2007 (US time).  The Company believes there is a reasonable chance that the dispute will be resolved through this mediation process.

If the dispute is not resolved amicably, the Company will pursue all remedies available through the Federal Court system.  At this point, no investigation has been conducted to determine the viability or strength of any such avenue of resolution and no analysis has been conducted as to the strength or viability of the parties’ respective positions in this dispute.

Bioscentia Institut fur Medizinische Diagnostik GmbH

A nullification action was filed in the German Federal Patent Court for German Patent No. 69029018.7, assigned to the Company, in the name of Bioscentia Institut fur Medizinische Diagnostik GmbH of Ingelheim.  Dr. Christof Keussen of Glawe Delfs Moll in Hamburg has been engaged by the Company to defend the action.

We do not express an opinion as to the probable outcome of any of the pending or threatened litigation or disputes referred to above or to estimate the potential amount or range of any loss, but do not believe any amounts to be material to the Company.

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

Item 8.D         Significant Changes

On March 8, 2007, the Company announced that the Australian Securities and Investments Commission (“ASIC”) had sought information from the Company regarding certain past trading in its shares.  The Company has cooperated fully with ASIC.  The Company later clarified to the Market that, whilst the information being sought by ASIC did not relate to any suspected wrongdoing by the Company itself, it did relate to the activities of certain individuals who were Executives of the Company at the time.  As at the date of this Report, the Company understands that the investigation is continuing but it is not aware whether any further action will be taken by ASIC in relation to this matter.

Since June 30, 2007, there has not been any matter or circumstance, other than as referred to elsewhere in this Annual Report, the Financial Statements or the notes thereto, that has arisen that has significantly affected, or may significantly affect our operations, results of those operations or the state of our affairs in future years.

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

Financial Year	Period Covered	High	Low
		(in AUD0.00)

Yearly data
2003	Year ended June 30, 2003	0.53	0.18
2004	Year ended June 30, 2004	0.87	0.34
2005	Year ended June 30, 2005	0.67	0.305
2006	Year ended June 30, 2006	0.595	0.315
2007	Year ended June 30, 2007	0.42	0.12

Quarterly data
2006	Quarter ended September 30, 2005	0.49	0.335
	Quarter ended December 31, 2005	0.595	0.38
	Quarter ended March 31, 2006	0.435	0.34
	Quarter ended June 30, 2006	0.38	0.315

2007	Quarter ended September 30, 2006	0.37	0.33
	Quarter ended December 31, 2006	0.42	0.31
	Quarter ended March 31, 2007	0. 35	0.14
	Quarter ended June 30, 2007	0.30	0.12

Monthly data
2007 and 2008	Month ended June 30, 2007	0.195	0.12
	Month ended July 31, 2007	0.185	0.135
	Month ended August 31, 2007	0.17	0.13
	Month ended September 30, 2007	0.17	0.13
	Month ended October 31, 2007	0.26	0.15
	Month ended November 30, 2007	0.19	0.155

As of the date of this Annual Report, we had 362,389,899 Ordinary Shares on issue, without par value.  See Item 10B “Our Constitution” for a detailed description of the rights attaching to our shares and Item 12D “American Depositary Receipts” for a description of the rights attaching to the American Depositary Shares.

The Company’s securities are also listed on NASDAQ Global Market (under the ticker GENE) in the form of American Depositary Shares.  Each American Depositary Share evidences thirty Ordinary Shares.  Since listing on the NASDAQ Global Market on September 2, 2005, the ADRs have traded in a range from a low of $3.50 to a high of $13.85.  The most recent sale of the ADRs occurred at a price of $4.59.

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

The Company has registered one class of American Depositary Shares (ADSs) on Form F-6 pursuant to the U.S. Securities Act of 1933, as amended.  One ADS represents thirty Ordinary Shares without par value.  As of June 30, 2007, there were 266,440 ADSs outstanding.

The table below sets forth the high and low sales prices for the ADSs during the periods indicated:

Financial Year	Period Covered	High	Low
			(in $0.00)
Yearly data
2003	Year ended June 30, 2003	4.26	4.26
2004	Year ended June 30, 2004	—	—
2005	Year ended June 30, 2005	13.85	8.00
2006	Year ended June 30, 2006	13.85	7.25
2007	Year ended June 30, 2007	10.00	3.50

Quarterly data
2006	Quarter ended September 30, 2005	13.15	9.00
	Quarter ended December 31, 2005	13.85	8.00
	Quarter ended March 31, 2006	11.40	7.34
	Quarter ended June 30, 2006	10.00	7.25

2007	Quarter ended September 30, 2006	9.00	6.50
	Quarter ended December 31, 2006	10.00	6.65
	Quarter ended March 31, 2007	8.15	3.75
	Quarter ended June 30, 2007	8.99	3.50

Monthly data
2007 and 2008	Month ended June 30, 2007	4.72	3.50
	Month ended July 31, 2007	4.29	3.55
	Month ended August 31, 2007	4.02	3.55
	Month ended September 30, 2007	4.10	3.55
	Month ended October 31, 2007	5.21	3.75
	Month ended November 30, 2007	5.00	3.90

As of June 30, 2007, there was a total of 3,344 holders of our Ordinary Shares, of which 21,400,369 shares (representing 5.9% of the total Ordinary Shares issued and outstanding) were held by 51 U.S. residents (based solely on their address).  These figures do not include any Ordinary Shares which may held by U.S. residents in the form of American Depositary Receipts (ADRs).

Item 9.B         Plan of Distribution

Not applicable.

Item 9.C         Markets

Effective September 2, 2005, our ADSs were listed on the NASDAQ National Market under the ticker “GENE”.  Our Ordinary Shares are listed and trade on the ASX under the code “GTG”.

Item 9.D         Selling Shareholders

Not applicable.

Item 9.E         Dilution

Not applicable.

Item 9.F         Expenses of the Issue

Not applicable.

Item 10.            Additional Information

Item 10.A      Share Capital

As of June 30, 2007, we had a total of 362,389,899 Ordinary Shares on issue.  With the exception of 6,666,667 such Shares which were subject to a voluntary escrow arrangement, all of these Ordinary Shares were listed on the Australian Securities Exchange and were freely tradable.  As of the date of this Annual Report, we also had a total of 362,389,899 Ordinary Shares on issue.

Based on our review of shareholder records (based solely on the addresses), as of June 30, 2007 there are 48 U.S. resident shareholders of our Ordinary Shares holding 8,354,062 shares representing 2.3% of the total issued and outstanding Ordinary Shares.  Our Ordinary Shares do not have a par value.  These figures do not include any Ordinary Shares which may held by U.S. residents in the form of American Depositary Receipts (ADRs).

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

On June 15, 2004, we issued 16,666,667 Ordinary Shares to the C.Y. O’Connor ERADE Village Foundation,  as consideration under our licensing agreement with that Foundation (see point 17).  During the year ended June 30, 2005, we issued a further 65,561,338 Ordinary Shares resulting from the exercise of vendor options and a small number of options granted under the Staff Share Plan.  During the year ended June 30, 2006, we issued a further 20,000 Ordinary Shares as consideration for the acquisition of certain intellectual property, all of which resulted in 362,389,899 Ordinary Shares being outstanding as of June 30, 2006.  There were no shares issued during the year ended June 30, 2007.

As of June 30, 2007, a total of 4,050,000 options had been granted to Executives of the Company as part of their compensation arrangements.  Since that date, a further 5,950,602 options had been granted to Executives of the Company as part of their compensation arrangements and a total of 2,600,000 options which had previously been granted to Executives were forfeited or expired.  See Item 6B “Compensation” for a description of the terms of options granted as executive compensation.  See also Note 13 to the Financial Statements for a description of other options granted by us.

As at June 30, 2007 and 2006, the following outstanding unlisted options, together with their respective ASX codes and expiry dates, were convertible into Ordinary Shares.  The exercise prices are quoted in Australian dollars.

	2007	Weighted ave. exercise price	2006	Weighted ave. exercise price
GTGAA (expiring September 6, 2010)	750,000	$0.48	750,000	$0.48
GTGAB (expiring September 7, 2007)	600,000	$0.70	600,000	$0.70
GTGAC (expiring November 25, 2010)	—	—	500,000	$0.48
GTGAD (expiring August 12, 2011)	850,000	$0.43	950,000	$0.43
GTGAE (expiring August 12, 2011)	1,000,000	$0.53	1,000,000	$0.53
GTGAF (expiring November 23, 2011)	1,000,000	$0.56	1,000,000	$0.56
GTGAG (expiring February 1, 2012)	750,000	$0.46	750,000	$0.46
GTGAH (expiring May 31, 2012)	700,000	$0.40	700,000	$0.40
GTGAI (expiring November 30, 2007)	1,750,000	$0.56	1,750,000	$0.56
GTGAK (expiring June 11, 2009)	200,000	$0.45	200,000	$0.45
GTGAM (expiring November 30, 2007)	2,500,000	$0.61	2,500,000	$0.61
GTGAO (expiring November 30, 2007)	802,500	$0.49	902,500	$0.49
GTGAP (expiring May 20, 2009)	—	—	1,000,000	$0.48
GTGAQ (expiring May 20, 2009)	700,000	$0.44	1,400,000	$0.44
GTGAS (expiring May 20, 2009)	175,000	$0.38	175,000	$0.38
GTGAU (expiring January 17, 2012)	200,000	$0.45	200,000	$0.45
GTGAZ (expiring February 27, 2010)	200,000	$0.56	400,000	$0.56
GTGAZ (expiring February 27, 2010)	400,000	$0.49	500,000	$0.49

Balance at the end of the financial year	12,577,500	$0.52	15,277,500	$0.52

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

The discussion does not address any aspects of U.S. taxation other than federal income taxation or any aspects of Australian taxation other than federal income taxation, stamp duty and goods and services tax.  This discussion does not address all aspects of U.S. or Australian federal tax considerations that may be important to particular investors in light of their individual investment circumstances or investors subject to special tax regimes, like broker-dealers, insurance companies, banks or other financial institutions, tax-exempt organizations, regulated investment companies, real estate investment trusts or financial asset securitization investment trusts, persons who actually or constructively own 10% or more of our ADRs or Ordinary Shares, persons who hold ADRs or Ordinary Shares as part of a straddle, hedge, conversion or constructive sale transaction or other integrated transaction, persons who have elected mark-to-market accounting, U.S. holders whose functional currency is not the U.S. dollar, U.S. expatriates, investors liable for the alternative minimum tax, partnerships and other pass-through entities, or persons who acquired their ADRs or Ordinary Shares through the exercise of options or similar derivative securities or otherwise as compensation.  Prospective investors are urged to consult their tax advisers regarding the U.S. and Australian federal, state and local tax consequences and any other tax consequences of owning and disposing of ADRs and shares.

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

United States Federal Income Taxation

As used below, a “U.S. holder” is a beneficial owner of an ADR that is, for U.S. federal income tax purposes, (i) a citizen or resident alien individual of the United States, (ii) a corporation (or an entity treated as a corporation) created or organized under the law of the United States, any State thereof or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income tax without regard to its source or (iv) a trust if (1) a court within the United States is able to exercise primary supervision over the administration of the trust, and one or more United States persons have the authority to control all substantial decisions of the trust, or (2) the trust has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a United States person.  For purposes of this discussion, a “non-U.S. holder” is a beneficial owner of an ADR that is (i) a nonresident alien individual, (ii) a corporation (or an entity treated as a corporation) created or organized in or under the law of a country other than the United States or a political subdivision thereof or (iii) an estate or trust that is not a U.S. Holder.  If a partnership (including for this purpose any entity treated as a partnership for U.S. federal tax purposes) is a beneficial owner of an ADR, the U.S. federal tax treatment of a partner in the partnership generally will depend on the status of the partner and the activities of the partnership.  A holder of an ADR that is a partnership and partners in that partnership should consult their own tax advisers regarding the U.S. federal income tax consequences of holding and disposing of ADRs.

We have not sought a ruling from the Internal Revenue Service (“IRS”) or an opinion of counsel as to any U.S. federal income tax consequence described herein.  The IRS may disagree with the description herein, and its determination may be upheld by a court.

GIVEN THE COMPLEXITY OF THE TAX LAWS AND BECAUSE THE TAX CONSEQUENCES TO ANY PARTICULAR INVESTOR MAY BE AFFECTED BY MATTERS NOT DISCUSSED HEREIN, PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE SPECIFIC TAX CONSEQUENCES OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF ADRs, INCLUDING THE APPLICABILITY AND EFFECT OF STATE, LOCAL AND NON-U.S. TAX LAWS, AS WELL AS U.S. FEDERAL TAX LAWS.

TO ENSURE COMPLIANCE WITH REQUIREMENTS IMPOSED BY THE IRS UNDER TREASURY CIRCULAR 230, WE INFORM YOU THAT (1) ANY DISCUSSION OF U.S. FEDERAL INCOME TAX ISSUES CONTAINED HEREIN (INCLUDING ANY ATTACHMENTS), UNLESS OTHERWISE SPECIFICALLY STATED, WAS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, FOR THE PURPOSE OF AVOIDING PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE, AND (2) EACH U.S. HOLDER SHOULD SEEK ADVICE BASED UPON THEIR PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

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

Taxation of Dividends

U.S. holders.  In general, subject to the passive foreign investment company rules discussed below, a distribution on an ADR will constitute a dividend for U.S. federal income tax purposes to the extent that it is made from our current or accumulated earnings and profits as determined under U.S. federal income tax principles.  If a distribution exceeds our current and accumulated earnings and profits, it will be treated as a non-taxable reduction of basis to the extent of the U.S. holder’s tax basis in the ADR on which it is paid, and to the extent it exceeds that basis it will be treated as capital gain.  For purposes of this discussion, the term “dividend” means a distribution that constitutes a dividend for U.S. federal income tax purposes.

The gross amount of any dividend on an ADR (which will include the amount of any Australian taxes withheld) generally will be subject to U.S. federal income tax as foreign source dividend income, and will not be eligible for the corporate dividends received deduction.  The amount of a dividend paid in Australian dollars will be its value in U.S. dollars based on the prevailing spot market exchange rate in effect on the day the U.S. holder receives the dividend or, in the case of a dividend received in respect of an ADR, on the date the Depositary receives it, whether or not the dividend is converted into U.S. dollars.  A U.S. holder will have a tax basis in any distributed Australian dollars equal to its U.S. dollar amount on the date of receipt, and any gain or loss realized on a subsequent conversion or other disposition of Australian dollars generally will be treated as U.S. source ordinary income or loss.  If dividends paid in Australian dollars are converted into U.S. dollars on the date they are received by a U.S. holder, the U.S. holder generally should not be required to recognize foreign currency gain or loss in respect of the dividend income.

Subject to certain exceptions for short-term and hedged positions, a dividend that a non-corporate holder receives on an ADR in a taxable year beginning before January 1, 2011 will be subject to a maximum tax rate of 15% if the dividend is a “qualified dividend.”  A dividend on an ADR will be a qualified dividend if (i) either (a) the ADRs are readily tradable on an established market in the United States or (b) we are eligible for the benefits of a comprehensive income tax treaty with the United States that the Secretary of the Treasury determines is satisfactory for purposes of these rules and that includes an exchange of information program, and (ii) we were not, in the year prior to the year the dividend was paid, and are not, in the year the dividend is paid, a passive foreign investment company (“PFIC”).  The ADRs are listed on the Nasdaq Global Market, which should qualify them as readily tradable on an established securities market in the United States.  In any event, the Treaty satisfies the requirements of clause (i)(b), and we are a resident of Australia entitled to the benefits of the Treaty.  Based on our audited financial statements and relevant market and shareholder data, we believe we were not a PFIC for U.S. federal income tax purposes for our taxable years ended June 30, 2006 and June 30, 2007, nor do we anticipate being classified as a PFIC in future taxable years.  However, as described in the section below entitled “Passive Foreign Investment Company Rules,” if we were a PFIC in a year while a U.S. holder held an ADR, and if the U.S. holder has not made a qualified electing fund election effective for the first year the U.S. holder held the ADR, the ordinary share underlying the ADR remains an interest in a PFIC for all future years or until such an election is made.

The IRS takes the position that that rule will apply for purposes of determining whether an ADR is an interest  in a PFIC in the year a dividend is paid or in the prior year, even if we do not satisfy the tests to be a PFIC in either of those years.  Moreover, even if we have not been a PFIC in any prior year and we are not currently a PFIC, because the composition of our income and assets will vary over time, there can be no assurance that we will not be considered a PFIC for any future taxable year.  The U.S. Treasury has announced its intention to promulgate rules pursuant to which non-corporate holders of stock of non-U.S. corporations, and intermediaries though whom the stock is held, will be permitted to rely on certifications from issuers to establish that dividends are treated as qualified dividends.  Because those procedures have not yet been issued, it is not clear whether we will be able to comply with them.

Even if dividends on the ADRs would otherwise be eligible for qualified dividend treatment, in order to qualify for the reduced qualified dividend tax rates, a non-corporate holder must hold the ordinary share on which a dividend is paid for more than 60 days during the 120-day period beginning 60 days before the ex-dividend date, disregarding for this purpose any period during which the non-corporate holder has an option to sell, is under a contractual obligation to sell or has made (and not closed) a short sale of substantially identical stock or securities, is the grantor of an option to buy substantially identical stock or securities or, pursuant to Treasury regulations, has diminished their risk of loss by holding one or more other positions with respect to substantially similar or related property. In addition, to qualify for the reduced qualified dividend tax rates, the non-corporate holder must not be obligated to make related payments with respect to positions in substantially similar or related property. Payments in lieu of dividends from short sales or other similar transactions will not qualify for the reduced qualified dividend tax rates. A non-corporate holder that receives an extraordinary dividend eligible for the reduced qualified dividend rates must treat any loss on the sale of the stock as a long-term capital loss to the extent of the dividend. For purposes of determining the amount of a non-corporate holder’s deductible investment interest expense, a dividend is treated as investment income only if the non-corporate holder elects to treat the dividend as not eligible for the reduced qualified dividend tax rates. Special limitations on foreign tax credits with respect to dividends subject to the reduced qualified dividend tax rates apply to reflect the reduced rates of tax.

Non-corporate holders of ordinary shares are urged to consult their own tax advisers regarding the availability of the reduced qualified dividend tax rates with respect to dividends received on the ADRs in the light of their own particular circumstances.

Any Australian withholding tax imposed on dividends received with respect to the ADRs will be treated as a foreign income tax eligible for credit against a U.S. holder’s U.S. federal income tax liability, subject to generally applicable limitations under U.S. federal income tax law. For purposes of computing those limitations separately under current law for specific categories of income, a dividend generally will constitute foreign source “passive income” or, in the case of certain holders, “financial services income” for purposes of taxable years beginning before January 1, 2007. For taxable years beginning after December 31, 2006, “passive income” generally will be treated as “passive category income,” and “financial services income” generally will be treated as “general category income.”  A U.S. holder will be denied a foreign tax credit with respect to Australian income tax withheld from dividends received with respect to the ADRs to the extent the U.S. holder has not held the ADRs for at least 16 days of the 30-day period beginning on the date which is 15 days before the ex-dividend date or to the extent the U.S. holder is under an obligation to make related payments with respect to substantially similar or related property.  Any days during which a U.S. holder has substantially diminished its risk of loss on the ADRs are not counted toward meeting the 16-day holding period required by the statute. The rules relating to the determination of the foreign tax credit are complex, and U.S. holders are urged to consult with their own tax advisers to determine whether and to what extent they will be entitled to foreign tax credits as well as with respect to the determination of the foreign tax credit limitation (including changes in the rules for taxable years beginning after December 31, 2006). Alternatively, any Australian withholding tax may be taken as a deduction against taxable income, provided the U.S. holder takes a deduction and not a credit for all foreign income taxes paid or accrued in the same taxable year. In general, special rules will apply to the calculation of foreign tax credits in respect of dividend income that is subject to preferential rates of U.S. federal income tax.

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

Taxation of Capital Gains

U.S. holders.  Subject to the passive foreign investment company rules discussed below, on a sale or other taxable disposition of an ADR, a U.S. holder will recognize capital gain or loss in an amount equal to the difference between the U.S. holder’s adjusted basis in the ADR and the amount realized on the sale or other disposition, each determined in U.S. dollars.  Such capital gain or loss will be long-term capital gain or loss if at the time of the sale or other taxable disposition the ADR has been held for more than one year.  In general, any adjusted net capital gain of an individual in a taxable year beginning before January 1, 2011 is subject to a maximum tax rate of 15%.  In later years, the maximum tax rate on the net capital gain of an individual will be 20%.  Capital gains recognized by corporate U.S. holders generally are subject to U.S. federal income tax at the same rate as ordinary income.  The deductibility of capital losses is subject to limitations.

Any gain a U.S. holder recognizes generally will be U.S. source income for U.S. foreign tax credit purposes, and, subject to certain exceptions, any loss will generally be a U.S. source loss. If an Australian tax is paid on a sale or other disposition of an ADR, the amount realized will include the gross amount of the proceeds of that sale or disposition before deduction of the Australian tax. The generally applicable limitations under U.S. federal income tax law on crediting foreign income taxes may preclude a U.S. holder from obtaining a foreign tax credit for any Australian tax paid on a sale or other disposition of an ADR.  The rules relating to the determination of the foreign tax credit are complex, and U.S. holders are urged to consult with their own tax advisers regarding the application of such rules. Alternatively, any Australian tax paid on the sale or other disposition of an ADR may be taken as a deduction against taxable income, provided the U.S. holder takes a deduction and not a credit for all foreign income taxes paid or accrued in the same taxable year.

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

Passive Foreign Investment Company Rules

A special set of U.S. federal income tax rules applies to a foreign corporation that is a PFIC for U.S. federal income tax purposes.  As noted above, based on our audited financial statements and relevant market and shareholder data, we believe we were not a PFIC for U.S. federal income tax purposes for our taxable years ended June 30, 2006 and June 30, 2007, nor do we anticipate being classified as a PFIC in future taxable years.

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

If we are treated as a PFIC, contrary to the tax consequences described in “U.S. federal Income Tax Considerations—Taxation of Dividends” and “—U.S. federal Income Tax Considerations—Taxation of Capital Gains” above, a U.S. holder that does not make an election described in the succeeding two paragraphs would be subject to special rules with respect to (i) any gain realized on a sale or other disposition of an ADR (for purposes of these rules, a disposition of an ADR includes many transactions on which gain or loss is not realized under general U.S. federal income tax rules) and (ii) any “excess distribution” by the Company to the U.S. holder (generally, any distribution during a taxable year in which distributions to the U.S. holder on the ADR exceed 125% of the average annual taxable distributions (whether actual or constructive and whether or not out of earnings and profits) the U.S. holder received on the ADR during the preceding three taxable years or, if shorter, the U.S. holder’s holding period for the ADR).

Under those rules, (i) the gain or excess distribution would be allocated ratably over the U.S. holder’s holding period for the ADR, (ii) the amount allocated to the taxable year in which the gain or excess distribution is realized would be taxable as ordinary income in its entirety and not as capital gain, would be ineligible for the reduced qualified dividend rates, and could not be offset by any deductions or losses, and (iii) the amount allocated to each prior year, with certain exceptions, would be subject to tax at the highest tax rate in effect for that year, and the interest charge generally applicable to underpayments of tax would be imposed in respect of the tax attributable to each of those years.  A U.S. holder who owns an ADR during any year we are a PFIC may have to file IRS Form 8621.

The special PFIC rules described above will not apply to a U.S. holder if the U.S. holder makes a timely election, which remains in effect, to treat the Company as a “qualified electing fund” (“QEF”) in the first taxable year in which the U.S. holder owns an ADR and the Company is a PFIC and if the Company complies with certain reporting requirements.  Instead, a shareholder of a QEF generally is currently taxable on a pro rata share of the Company’s ordinary earnings and net capital gain as ordinary income and long-term capital gain, respectively.  Neither that ordinary income nor any actual dividend from the Company would qualify for the 15% maximum tax rate on dividends described above if the Company is a PFIC in the taxable year the ordinary income is realized or the dividend is paid or in the preceding taxable year.  We have not yet determined whether, if we are a PFIC, we would make the computations necessary to supply U.S. holders with the information needed to report income and gain pursuant to a QEF election.  It is, therefore, possible that U.S. holders would not be able to make or retain that election in any year we are a PFIC.  Although a QEF election generally cannot be revoked, if a U.S. holder made a timely QEF election for the first taxable year it owned an ADR and the Company is a PFIC (or is treated as having done so pursuant to any of certain elections), the QEF election will not apply during any later taxable year in which the Company does not satisfy the tests to be a PFIC.  If a QEF election is not made in that first taxable year, an election in a later year generally will require the payment of tax and interest.

In lieu of a QEF election, a U.S. holder of stock in a PFIC that is considered marketable stock could elect to mark the stock to market annually, recognizing as ordinary income or loss each year an amount equal to the difference as of the close of the taxable year between the fair market value of the stock and the U.S. holder’s adjusted basis in the stock.  Losses would be allowed only to the extent of net mark-to-market gain previously included in income by the U.S. holder under the election for prior taxable years.     A U.S. holder’s adjusted basis in the ADRs will be adjusted to reflect the amounts included or deducted with respect to the mark-to-market election.  If the mark-to-market election were made, the rules set forth in the second preceding paragraph would not apply for periods covered by the election.  A mark-to-market election will not apply during any later taxable year in which the Company does not satisfy the tests to be a PFIC.  In general, the ADRs will be marketable stock if the ADRs are traded, other than in de minimis quantities, on at least 15 days during each calendar quarter on a national securities exchange that is registered with the SEC or on a designated national market system or on any exchange or market that the Treasury Department determines to have rules sufficient to ensure that the market price accurately represents the fair market value of the stock.  Under current law, the mark-to-market election may be available to U.S. holders of ADRs because the ADRs are listed on the Nasdaq Global Market, which constitutes a qualified exchange, although there can be no assurance that the ADRs will be “regularly traded” for purposes of the mark-to-market election.

Given the complexities of the PFIC rules and their potentially adverse tax consequences, U.S. holders of ADRs are urged  to consult their own tax advisers about the PFIC rules, including the consequences to them of making a QEF election or a mark-to-market election with respect to the ordinary shares in the event that the Company is classified as a PFIC for any taxable year.

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

THE DISCUSSION ABOVE IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL TAX CONSIDERATIONS APPLICABLE TO AN INVESTMENT IN ADRs.  HOLDERS AND POTENTIAL HOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISERS CONCERNING THE TAX CONSEQUENCES RELEVANT TO  THEM IN THEIR PARTICULAR SITUATION.

Item 10.F       Dividends and Paying Agents

No dividends have been paid by the Company or recommended by the directors since the end of the previous financial year.

Item 10.G      Statement by Experts

Not applicable.

Item 10.H      Documents on Display

The documents concerning the Company which are referred to in this Annual Report may be inspected at the offices of the Company at 60-66 Hanover Street, Fitzroy, Victoria 3065 Australia.  Following our listing on NASDAQ Global Market in September 2005, we are now subject to the information requirements of the U.S. Securities Exchange Act of 1934, as amended, and, in accordance therewith, we are required to file reports, including annual reports on Form 20-F, and other information with the U.S. Securities and Exchange Commission in electronic form.  These materials, including this Annual Report and the exhibits thereto, may be inspected and copied at the Commission’s public reference room in Washington, D.C.  Please call the Commission at 1-800-SEC-0330 for further information regarding the public reference rooms.  As a foreign private issuer, we are required to make filings with the Commission by electronic means.  Any filings we make electronically will be available to the public over the Internet at the Commission’s website at http://www.sec.gov.  We also maintain a website at www.gtg.com.au.  Information on our website, and websites linked to it, do not constitute a part of this Annual Report.

Item 10.I        Subsidiary Information

The following is a list of the Company’s subsidiaries as at the date of this Annual Report:

GeneType AG	Switzerland	100%
GeneType Corporation	California, U.S.A.	100%
GeneType Pty. Ltd.	Australia	100%
Genetic Technologies Corporation Pty. Ltd.	Australia	100%
RareCellect Pty. Ltd.	Australia	100%
ImmunAid Pty. Ltd.	Australia	68.2%
Gtech International Resources Limited	Canada	75.8%
AgGenomics Pty. Ltd.	Australia	50.1%

On June 30, 2006, two of the Company’s former subsidiaries, Silbase Scientific Services Pty. Ltd. and Simons GeneType Diagnostics Pty. Ltd. ceased operations.  On July 15, 2007, formal advice was received advising that both companies had been deregistered.  As part of this transaction, the shares in Genetic Technologies Corporation Pty. Ltd. that were previously owned by Simons GeneType Diagnostics Pty. Ltd. were transferred to Genetic Technologies Limited.  The shares were transferred at cost.

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

At June 30, 2007, one customer accounted for 29% ($134,786) of accounts receivable, which related to the licensing segment in Australia, and one customer accounted for 14% ($64,404) of accounts receivable, which related to the testing segment in Australia.  At June 30, 2006, one customer accounted for 72% ($637,934) of accounts receivable, which related to the licensing segment in Australia.

At June 30, 2007, one supplier accounted for 23% ($301,402) of accounts payable, which related to the licensing segment in Australia.  At June 30, 2006, one supplier accounted for 10% ($102,969) of accounts payable, which related to the testing segment in Australia.

In 2007, one customer accounted for 41% ($4,656,508) of the Company’s revenue.  In 2006, one customer accounted for 38% ($2,788,232) of the Company’s revenue.  In 2005, one customer accounted for 46% ($3,782,000) of the Company’s revenue.    All revenues attributable to these customers relate to the licensing segment in Australia.

Export sales, mainly to the USA, were $8,914,261, $4,864,001 and $4,560,862 in 2007, 2006 and 2005, respectively.

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

Our Management, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, have evaluated the effectiveness of our disclosure controls and procedures as of June 30, 2007 and, based on that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that such disclosure controls and procedures were effective as of such date.

Item 15B.      Management’s annual report on internal control over financial reporting

Not applicable.

Item 15C.      Attestation report of the registered public accounting firm

Not applicable.

Item 15D.      Changes in internal control over financial reporting

In connection with the audits of our fiscal years ended June 30, 2007, 2006 and 2005, Ernst & Young, the Company’s independent registered public accounting firm, informed our Audit Committee that they consider that the following matters represent material weaknesses in the operation of our internal control over financial reporting:

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

Item 16A.      Audit Committee Financial Expert

Following the resignation of Mr. Robert Edge at the 2006 Annual General Meeting, we did not have an audit committee financial expert within the meaning of the Sarbanes-Oxley Act and related regulations.  However, on February 26, 2007, we appointed Mr. David Carruthers as a Non-Executive Director who replaced Mr. Edge as Chairman of the Company’s Audit Committee and who we believe qualifies as a financial expert within the meaning of the Sarbanes-Oxley Act and related regulations.

Item 16B.      Code Of Ethics

We have adopted a Code of Ethics (styled Code of Conduct) that applies to all of our Directors employees, including our principal executive officer, principal financial officer, principal accounting officer or controller.  The Code  can be downloaded at our website (www.gtg.com.au).  Additionally, any person, upon request, can ask for a hard copy  or electronic file of such Code.  If we make any substantive amendment to the Code of Ethics or grant any waivers, including any implicit waiver, from a provision of the Code of Ethics, we will disclose the nature of such amendment or waiver on our website.  During the year ended June 30, 2007, no such amendment was made or waiver granted.  Our Board of Directors is responsible for the corporate governance of the consolidated entity and guides and monitors  the business and affairs of Genetic Technologies Limited on behalf of the shareholders by whom they are elected and to whom they are accountable.  We are required to publish a Corporate Governance Statement annually that accords with the introduction last year of the Australian Securities Exchange Corporate Governance Council’s (the “Council’s”) “Principles of Good Corporate Governance and Best Practice Recommendations”.  In accordance with the Council’s recommendations, the Corporate Governance Statement must now contain certain specific information and must disclose the extent to which we have followed the guidelines during the period.  Where a recommendation has not been followed, that fact must be disclosed, together with the reasons for the departure.  The Company’s Corporate Governance Statement is now structured with reference to the Corporate Governance Council’s principles and recommendations.  Below is an extract from the Company’s most recent Corporate Governance Statement:

As at the date of this Annual Report, the following twelve Corporate Governance documents had been adopted by the Board, in addition to the Company’s Constitution which was revised and approved by the shareholders of the Company in November 2005.  All of these documents are available on the Company’s website: www.gtg.com.au

•                  Board Charter which defines the role of the Board and that of Management;

•                  Audit Committee Charter;

•                  Corporate Governance Committee Charter;

•                  Board Protocol which clarifies the responsibilities of Directors and the Company’s expectations of them;

•                  Code of Conduct, including a Document Retention Policy;

•                  Board Performance Evaluation Policy;

•                  Risk and Compliance Policy;

•                  Continuous Disclosure Policy;

•                  Securities Trading Policy;

•                  Foreign Exchange Management Policy;

•                  Shareholder Communications Policy; and

•                  Whistleblower Policy.

Item 16C.      Principal Accountant Fees And Services

The following table sets forth the fees billed to us by our Independent Registered Public Accounting Firm, Ernst & Young, during the fiscal years ended June 30, 2007 and 2006, respectively:

	2007	2006
Audit fees	$324,088	$301,929
Tax fees	43,521	59,142
Total	$367,609	$361,071

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

The Board of Directors reviews the scope of the services to be provided, before their commencement, in order to ensure  that there are no independence issues and the services are not prohibited services, as defined by the Sarbanes-Oxley Act of 2002.

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

Item 18.         Financial Statements

GENETIC TECHNOLOGIES LIMITED

Item 19.         Exhibits

The following documents are filed as exhibits to this Annual Report on Form 20-F:

1.1           Constitution of the Registrant. #

2.1           Deposit Agreement, dated as of January 14, 2002, by and among Genetic Technologies Limited, The Bank of New York,  as Depositary, and the Owners and Holders of American Depositary Receipts (such agreement is incorporated herein by reference to the Registration Statement on Form F-6 relating to the ADSs (File No. 333-14270) filed with the Commission on January 14, 2002).

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

4.10         IP Sale and Royalty Agreement dated as of June 15, 2004 between Genetic Technologies Limited and C.Y. O’Connor ERADE Village Foundation. +

4.11         License Agreement dated as of September 17, 2004 between the Company and Genzyme Corporation.* ++

4.12         License Agreement dated as of September 17, 2004 between the Company and MetaMorphix, Inc. +

4.13         License Agreement dated as of September 27, 2004 among the Company, MetaMorphix, Inc. and MMI Genomics, Inc. +

4.14         Patent License Agreement with an effective date of December 1, 2006 between Genetic Technologies Limited and Genosense Diagnostic GMBH.*

4.15         Settlement and License Agreement with an effective date of June 20, 2007 between Genetic Technologies Limited and Monsanto Company.*

4.16         License Agreement and Release with an effective date of June 29, 2007 between Genetic Technologies Limited and Thermo Fisher Scientific Inc.*

4.17         License Agreement with an effective date of August 22, 2007 between Genetic Technologies Limited and Monsanto Company.*

4.18         License Agreement with an effective date of September 28, 2007 between Genetic Technologies Limited and Syngenta Crop Protection AG.*

4.19         License Agreement with an effective date of September 30, 2007 between Genetic Technologies Limited and BioSearch Technologies Inc.*

12.01       Section 302 Certification

12.02       Section 302 Certification

13.01       Section 1350 Certification

13.02       Section 1350 Certification

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

#  Previously filed with the Company’s Annual Report on Form 20-F (File No. 0-51504), filed with the Commission on December 30, 2005 and incorporated herein by reference.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

GENETIC TECHNOLOGIES LIMITED

Dated: December 18, 2007	By:	/s/ Michael B. Ohanessian
Name: Michael B. Ohanessian
Title: Chief Executive Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of Genetic Technologies Limited

We have audited the accompanying consolidated balance sheets of Genetic Technologies Limited and subsidiaries as of June 30, 2007 and 2006, and the related consolidated statements of operations, shareholders’ equity, and cash flows for each of the three years in the period ended June 30, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Genetic Technologies Limited and subsidiaries at June 30, 2007 and 2006, and the consolidated results of their operations and their cash flows for each of the three years in the period ended June 30, 2007, in conformity with U.S. generally accepted accounting principles.

/s/ ERNST & YOUNG
Melbourne, Victoria, Australia
13 December 2007

CONSOLIDATED BALANCE SHEETS                                                                 (U.S. DOLLARS)

	June 30,
	Note	2007	2006
Assets
Current assets
Cash and cash equivalents		$10,568,085	$7,904,399
Trade accounts receivable #		464,099	892,113
GST receivable		84,843	147,237
Other current assets		380	959
Prepayments		461,275	436,463

Total current assets		$11,578,682	$9,381,171

Non-current assets
Prepayments		$7,385	$31,624
Restricted security deposits		1,200,991	981,830
Cost-method investments *	3	198,121	500,010
Property, plant and equipment, net of accumulated depreciation of $3,760,480 (2006: $2,346,643)	4	1,650,972	1,681,894
Patents, net	5	2,840,947	3,819,752
Goodwill, net	6	293,770	256,819

Total non-current assets		$6,192,186	$7,271,929

Total assets		$17,770,868	$16,653,100

Liabilities and Shareholders’ equity
Current liabilities
Trade accounts payable		$1,327,697	$1,046,924
Provision for tax	7	275,819	445,726
Provision for rehabilitation liabilities		66,653	—
Provision for employee entitlements		410,514	305,315
Deferred revenue	8	272,830	25,000
Hire purchase finance liability	11	405,011	364,008

Total current liabilities		$2,758,524	$2,186,973

Non-current liabilities
Unsecured loan	9	$594,370	$519,610
Provision for employee entitlements		42,860	27,337
Hire purchase finance liability	11	39,889	365,010

Total non-current liabilities		$677,119	$911,957

Total liabilities		$3,435,643	$3,098,930

Commitments and contingencies		$—	$—

Minority interest		$123,135	$130,033

Shareholders’ equity
Ordinary shares, no par value, issued and outstanding – 362,389,899 shares (2006: 362,369,899 shares)	12	$28,571,883	$28,192,441
Accumulated deficit		(18,415,225)	(17,002,436)
Accumulated other comprehensive income		4,055,432	2,234,132

Total shareholders’ equity		$14,212,090	$13,424,137

Total liabilities and shareholders’ equity		$17,770,868	$16,653,100

#    Includes a provision for diminution of $67,928 (2007) and $nil (2006).

*    Includes shares in XY, Inc. (a related party, see Notes 3 and 10) carried at cost of $nil (2007) and $301,890 (2006).

See accompanying notes to consolidated financial statements.

F1

CONSOLIDATED STATEMENTS OF OPERATIONS                                        (U.S. DOLLARS)

	Years ended June 30,
	Note	2007	2006	2005
Revenues
License revenues		$8,955,467	$4,997,223	$4,970,007
Service testing revenues		2,463,886	1,906,290	1,809,301
Grant income		249,211	426,574	437,278
Other income		1,330	14,915	3,469

Total revenues		$11,669,894	$7,345,002	$7,220,055

Total operating income		$11,669,894	$7,345,002	$7,220,055

Operating expenses
Service testing expenses		$4,489,906	$4,547,437	$3,510,444
Research and development #		3,836,583	2,815,804	1,830,932
Patent and license fees		1,078,191	1,438,345	4,632,617
Sales and marketing		916,696	846,808	570,498
General and administrative		2,667,843	2,273,946	2,597,642

Total operating expenses		$12,989,219	$11,922,340	$13,142,133

Loss from operations		$(1,319,325)	$(4,577,338)	$(5,922,078)

Other income (expenses)
Interest income		$386,259	$601,803	$484,286
Rental recovery		25,234	—	—
Net profit on sale of assets		(6,562)	1,735	97,809
Net foreign exchange gains (losses)		(250,657)	92,403	(140,861)
Interest expense		(52,442)	(63,316)	(31,750)

Total other income (expenses)		$101,832	$632,625	$409,484

Net loss before income taxes		$(1,217,493)	$(3,944,713)	$(5,512,594)

Income taxes	7	(208,850)	(67,649)	(195,339)

Net loss before minority interest		$(1,426,343)	$(4,012,362)	$(5,707,933)

Minority interest		13,554	(7,961)	(35,016)

Net loss		$(1,412,789)	$(4,020,323)	$(5,742,949)

Net loss per ordinary share (basic and diluted)		$(0.004)	$(0.01)	$(0.02)

Weighted average shares outstanding (basic and diluted)		362,389,899	362,386,940	315,264,068

#    Includes an impairment loss of $908,416 (2007), $nil (2006) and $nil (2005) (see Note 5).

See accompanying notes to consolidated financial statements.

F2

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY                                                                 (U.S. DOLLARS)

	Note	Number of Ordinary Shares	Paid in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income	Totals

Balance - July 1, 2004		296,808,561	$17,291,502	$(7,239,164)	$1,798,992	$11,851,330

Issuance of ordinary shares at 16 cents on exercise of Vendor options	13	65,418,838	10,228,372	—	—	10,228,372
Issuance of ordinary shares at 40 cents on exercise of Staff options	13	75,000	29,959	—	—	29,959
Issuance of ordinary shares at 37 cents on exercise of Staff options	13	67,500	25,271	—	—	25,271
Other comprehensive income (loss), net of tax of $nil:
Foreign Currency Translation adjustment		—	—	—	832,732	832,732
Net loss		—	—	(5,742,949)	—	(5,742,949)
Comprehensive loss						(4,910,217)

Balance - June 30, 2005		362,369,899	$27,575,104	$(12,982,113)	$2,631,724	$17,224,715

Issuance of ordinary shares at 32 cents to acquire patents	5	20,000	6,494	—	—	6,494
Stock options issued as compensation		—	610,843	—	—	610,843
Other comprehensive loss, net of tax of $nil:
Foreign Currency Translation adjustment		—	—	—	(397,592)	(397,592)
Net loss		—	—	(4,020,323)	—	(4,020,323)
Comprehensive loss						(4,417,915)

Balance - June 30, 2006		362,389,899	$28,192,441	$(17,002,436)	$2,234,132	$13,424,137

Stock options issued as compensation		—	379,442	—	—	379,442
Other comprehensive loss, net of tax of $nil:
Foreign Currency Translation adjustment		—	—	—	1,821,300	1,821,300
Net loss		—	—	(1,412,789)	—	(1,412,789)
Comprehensive loss						408,511

Balance - June 30, 2007		362,389,899	$28,571,883	$(18,415,225)	$4,055,432	$14,212,090

See accompanying notes to consolidated financial statements.

F3

CONSOLIDATED STATEMENTS OF CASH FLOWS                         (U.S. DOLLARS)

	Years ended June 30,
	2007	2006	2005
Operating activities
Net loss	$(1,412,789)	$(4,020,323)	$(5,742,949)

Depreciation	515,960	521,966	550,477
Amortization of patents	513,453	492,304	491,669
Amortization of leased assets	424,456	390,700	138,920
Net gain from sale of assets	6,562	(1,735)	(97,809)
Impairment losses and other write-downs	1,032,407	81,851	—
Stock-based compensation	379,442	610,843	—
Net unrealized foreign exchange (gains) losses	228,061	(37,968)	(45,565)
Net drawdown under Applera settlement	(590,499)	(479,644)	—
Minority interest	(13,554)	7,961	35,016

Net changes in operating assets and liabilities

(Increase) decrease in trade accounts receivable	454,404	(509,855)	(138,727)
(Increase) decrease in GST receivable	77,754	(93,076)	(54,161)
(Increase) decrease in other current assets	667	92,728	(69,003)
(Increase) decrease in prepayments	62,120	(26,419)	(441,668)
(Increase) decrease in restricted security deposits	(72,470)	(8,971)	(633,146)

Increase (decrease) in trade accounts payable	121,075	(1,242,051)	887,873
Increase (decrease) in provisions	(87,936)	27,064	211,084
Increase (decrease) in deferred revenue	227,214	(341,790)	(96,141)

Net cash provided by / (used in) operating activities	$1,866,327	$(4,536,415)	$(5,004,130)

Investing activities
Payment for plant and equipment	$(134,750)	$(119,388)	$(467,689)
Proceeds from the sale of assets #	274,418	3,341	448,413

Net cash provided by / (used in) investing activities	$139,668	$(116,047)	$(19,276)

Financing activities
Proceeds from stock options exercised	$—	$—	$10,283,602
Repayment of hire purchase principal	(396,944)	(337,042)	(215,676)

Net cash provided by / (used in) financing activities	$(396,944)	$(337,042)	$10,067,926

Net change before the effect of exchange rate changes	$1,609,051	$(4,989,504)	$5,044,520

Effect of exchange rate changes on cash and cash equivalents	1,054,635	(227,704)	490,167

Net change in cash and cash equivalents	$2,663,686	$(5,217,208)	$5,534,687
Cash and cash equivalents, beginning of year	7,904,399	13,121,607	7,586,920

Cash and cash equivalents, end of year	$10,568,085	$7,904,399	$13,121,607

Supplemental disclosure of cashflow information
Cash interest received	$386,259	$694,531	$409,422
Cash interest paid	$52,442	$63,316	$31,750

#    Includes proceeds from the sale of cost-method investments of $274,418 (2007), $nil (2006) and $nil (2005) (see Note 3).

Refer Note 14 for non-cash investing and financing transactions.

See accompanying notes to consolidated financial statements.

F4

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

The Company is a public company incorporated in Australia and listed on the Australian Securities Exchange (“ASX”).  On September 2, 2005, the Company also completed a Level II listing of its American Depositary Receipts (“ADRs”) on the NASDAQ Global Market (“NASDAQ”).  Genetic Technologies operates in Australia, Canada and Europe and owns patents in the areas of human, animal and plant genetic diagnostics and genomics.  The Company is pursuing commercial opportunities in three main areas of activity:

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

Principles of consolidation

The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries, including those in which the Company has less than 100% ownership interest, all of which are controlled by the Company.  All significant intercompany balances and transactions have been eliminated on consolidation.  The consolidated financial statements include information and results of each subsidiary from the date on which the Company obtains control and until such time as the Company ceases to control such entities.  The entities whose financial statements are consolidated by the Company and which the Company’s ownership in them is less than 100% are AgGenomics Pty. Ltd., ImmunAid Pty. Ltd. and Gtech International Resources Limited.  These entities are consolidated by the Company as it has effective control over them.  AgGenomics Pty. Ltd. is treated as a Variable Interest Entity in accordance with FASB Interpretation No. 46: Consolidation of Variable Interest Entities, for which the Company is the primary beneficiary.

F5

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

The rates used to translate AUD to USD for assets and liabilities were:

June 30,
2007	2006
$0.8491	$0.7423

Revenues and expenses are translated at the average exchange rate during the year.  The rates used to translate revenues and expenses were:

June 30,
2007	2006	2005
$0.7899	$0.7475	$0.7564

Commitments, contingencies and expected future income detailed in the notes have been translated into U.S. currency at the rate of exchange at June 30, 2007 of AUD1.00 = $0.8491.

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

Receivables

Trade accounts receivable and other receivables are recorded at amounts due less any estimate for doubtful debts.  Bad debts are charged off directly to accounts receivable.  Amounts are charged off when Management has deemed them to be uncollectible.  In determining whether amounts are uncollectible, Management considers multiple factors including the aging of the accounts, historical bad debt experience, and the general economic environment.  The Company has recorded no bad debt expenses during the years ended June 30, 2007, 2006 and 2005, respectively.  A provision for diminution related to other receivables of $67,928 (2006: $nil) was recorded during the year.

F6

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

Restricted security deposits

Restricted security deposits include cash deposits held as security for the Company’s hire purchase agreements, certain research commitments and performance bonds in respect of its passive interest in a mining joint venture.

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

Property, plant and equipment

Property, plant and equipment are measured at cost, net of accumulated depreciation.  Expenditures for upgrades, maintenance and repairs are expensed as incurred.  Depreciation is provided, using both the straight-line and declining balance methods, on all property, plant and equipment.  Major depreciation and amortisation periods are:

Asset category	Straight-line method (useful lives)	Declining balance method (depreciation rates)
Laboratory equipment	3 to 5 years	20%
Computer equipment	2 to 5 years	20 to 40%
Office equipment	2.5 years	13 to 40%
Equipment under hire purchase	3 years	40%
Leasehold improvements	5 to 8 years	N/A

Pursuant to guidance established in SFAS No. 144: Accounting for the Impairment or Disposal of Long-Lived Assets (“SFAS 144”) the Company evaluates the recoverability of its long-lived assets whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable.  Management considers the carrying value not to be recoverable if it exceeds the future projected cash flows (undiscounted and without interest charges) from the use of the asset and its eventual disposition.

Management also re-evaluates the periods of amortization to determine whether subsequent events and circumstances warrant revised estimates of useful lives.  An impairment loss is recognized when the carrying amount of the asset exceeds its fair value.  The resulting impairment loss is classified as a component of loss from operations.  During 2007, the Company did not record  any impairment losses.  However, a write-off of $60,793 in respect of idle laboratory equipment was recognized during the year (2006: $nil).

Reclassifications

As described in Note 19, certain reclassifications have been made to the consolidated financial statements for the years ended       June 30, 2006 and 2005 to conform to the presentation of the consolidated financial statements for the year ended June 30, 2007.

F7

Patents

External costs incurred in filing, defending and protecting patent applications for which no future benefit is reasonably assured are expensed as patent fees as incurred.  As of June 30, 2007 and 2006, none of these external costs have been capitalized.  Acquired patents, for which a future benefit is reasonably assured, are capitalized and amortized using the straight-line method over their useful life, being 10 years.

The Company assesses at each reporting date whether there is an indication that an asset may be impaired.  If any such indication exists, assets, other than goodwill, are tested for impairment based on undiscounted cash flows and, if impaired, are written down to fair value based on either discounted cash flows or appraised values.

In assessing fair value, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money.  Risks specific to the recoverability of the asset is reflected in the future cash flow estimates through the use of an expected present value approach based upon weighted average probability outcomes.  Impairment losses relating to operations are recognized in those expense categories consistent with the function of the impaired asset.  The Company recorded an impairment loss of $908,416 for the 2007 fiscal year (see Note 5).

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

Goodwill is tested annually for impairment, or sooner when circumstances indicate that an impairment may exist, using a two step approach at the reporting unit level prescribed in SFAS 142.  The first step is a comparison of the fair value of the reporting unit with its carrying amount, including goodwill.  If this step reflects impairment, then the loss is measured as the excess of the recorded goodwill over its implied fair value.  Implied fair value is the excess of the fair value of the reporting unit over the fair value of all identified assets and liabilities.

Discrete financial information is prepared and regularly reviewed by Management at the segment level thus a reporting unit represents the operating segment.

Since the adoption of SFAS 142, no impairment losses have been recognized.  However, during fiscal year 2006, the Company recorded a write-off of goodwill amounting to $81,851.

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

Accruals for employee entitlements

The Company accrues compensated absences and related benefits as current charges to earnings when the following criteria are met: (1) the employee’s right to receive compensation for future absences is attributable to services already performed by the employee; (2) the employee’s right to receive the compensation for the future absences is vested, or accumulates; (3) it is probable that the compensation will be paid; and (4) the amount of compensation is reasonably estimable.

F8

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

F9

Research and development grants

The Company receives non-refundable grants that assist the Company to fund research and development projects.  These grants generally provide for reimbursement of approved costs incurred as defined in the various agreements.  Government grants are recorded as revenue when key milestones set in each agreement are achieved and accepted by all parties, no performance obligation remains and collectibility is reasonably assured.  Grant funds received in advance of the Company completing its performance obligations are deferred.  When the Company is required to make cash payments or purchases from the issuer of the grant as a requirement for the grant to be issued, the income is recorded net of the consideration payable by the Company.

Interest income

Interest income is recognized as earned and when collectibility is assured.  Interest income is recognized as interest accrued using the effective interest method, which is the rate that exactly discounts estimated future cash receipts through the expected life of the financial asset to the net carrying amount of the financial asset.

Sales and marketing expenses

Sales and marketing expenses, including advertising expenses, are expensed as incurred.  Total advertising expenses incurred during the years ended June 30, 2007, 2006 and 2005 were $97,450, $126,736 and $101,522, respectively.

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

Effective from July 1, 2005, the Company adopted the requirements of SFAS 123 (revised 2004): Share-Based Payments (“SFAS 123R”) using the “modified prospective” method thereby recognising the compensation cost in the financial statements for all share-based payments granted after that date and, based on the requirements of SFAS 123, for all unvested awards granted prior to the effective date of SFAS 123R.

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

Options granted to consultants and other non-employees are accounted for in accordance with Emerging Issues Task Force consensus No 96-18: Accounting for Equity Instruments that are issued to Other than Employees for Acquiring, or in Connection with Selling Goods or Services, and valued using the Black-Scholes option pricing model.  Compensation cost for stock options granted to non-employees is measured at the fair value of stock options as calculated using the Black-Scholes option valuation model and are expensed over the period in which the options vest.

F10

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

	June 30,
	2007 *	2006	2005
Risk Free Interest Rate	N/A	5.62%	5.21%
Expected Dividend Yield	N/A	—	—
Expected Volatility	N/A	0.53	0.55
Expected Lives (years)	N/A	5.0	5.0

*  No options were granted during the year ended June 30, 2007.

Had the Company elected to adopt the fair value recognition provisions of SFAS 123, pro forma net loss would be as follows:

Year ended
June 30, 2005
Net loss as reported	$(5,742,949)

Employee stock-based compensation, net of taxes, as calculated under APB 25 included in net loss as reported	591

Employee stock-based compensation, net of taxes, as calculated under SFAS 123	(606,418)

Pro forma net loss	$(6,348,776)

Net loss per Ordinary share (basic and diluted) as reported	$(0.02)

Pro forma net loss per Ordinary share (basic and diluted) as reported	$(0.02)

Refer to Note 13 for further details regarding the Company’s stock options plans.

Net loss per share

Basic net loss per share is calculated by dividing net loss by the weighted-average number of ordinary shares outstanding during the period.  The computation of diluted net loss per share reflects the potential dilution that could occur if dilutive securities and other contracts to issue ordinary shares were exercised or converted into ordinary shares or resulted in the issue of ordinary shares that then shared in the net loss of the Company.  All of the ordinary shares for which the options were exercisable were excluded from the computation of diluted loss per share because their inclusion would have had an antidilutive effect on loss per share in all periods.

Comprehensive income

SFAS No. 130: Reporting Comprehensive Income establishes standards for reporting and display of comprehensive income and its components in financial statements.  It requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements.  For the Company, comprehensive income consists of net gains and losses and foreign currency translation adjustments, and is presented in the consolidated statements of changes in shareholders’ equity.

Tax consolidation system

Legislation to allow groups, comprising a parent entity and its Australian resident wholly owned entities, to elect to consolidate and be treated as a single entity for income tax purposes, was substantively enacted on October 21, 2002.  The legislation, which includes both mandatory and elective elements, is applicable to the Company.  Effective July 1, 2003, for the purposes of income tax, Genetic Technologies and its wholly-owned subsidiaries have formed a tax consolidation group.  Members of the group propose to enter into a tax sharing arrangement in order to allocate income tax expense to the wholly-owned Australian subsidiaries on a pro-rata basis when they lodge the income tax return.  In addition, the agreement will provide for the allocation of income tax liabilities between the entities should the Company default on its tax payment obligations.

F11

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

During 2002, the Company formed an incorporated joint venture with Agriculture Victoria Services Pty. Ltd. (“AVS”) for the purpose of using ultra-high throughput genomic technologies and facilities to accelerate breeding programs in both the plant and animal agricultural industries.  The shares in the joint venture company AgGenomics Pty. Ltd. (“AgGenomics”) are owned as to 50.1% by the Company’s wholly-owned subsidiary, GeneType Pty. Ltd.  Under the terms of the agreement, the Company is required  to provide working capital to AgGenomics to help fund AgGenomics’ operations.  The Company’s maximum exposure to loss as a result of its involvement in AgGenomics is the balance of the working capital loans provided to AgGenomics.  At June 30, 2007 and 2006, AgGenomics has outstanding loans payable to the Company in the amount of $336,749 and $325,616, respectively.  These amounts were eliminated for consolidation purposes.  The Company also receives a management fee for various services provided to AgGenomics.  AVS is not required to provide funding in addition to its capital contribution of $28.  The Company is the primary beneficiary of AgGenomics and, accordingly consolidates AgGenomics in the accompanying financial statements.  The total assets and net liabilities of AgGenomics as of June 30, 2007 (net of eliminating balances) were $25,680 and $131,794, respectively.

Recent pronouncements

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

F12

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

Payment for Goods or Services for Research

In June 2007, the FASB issued EITF Issue No. 07-3 “Accounting for Non-refundable Advance Payments for Goods or Services Received for Use in Future Research and Development Activities” (“EITF 07-3”).  EITF 07-3 requires that non-refundable advance payments for goods or services that will be used or rendered for future research and development activities should be deferred and capitalized.  Amounts that have been deferred and capitalized should be recognised as an expense as the related goods are delivered or the related services are performed.  It is a requirement that the Company should continue to evaluate whether it expects the goods to be delivered or services to be rendered.  If at any point that expectation ceases to exist, the capitalized advance payment should be charged to expense.  EITF 07-3 is effective for financial statement issued for fiscal years beginning after December 15, 2007, and interim periods within those fiscal years.  The Company plans to adopt this pronouncement in fiscal year beginning July 1, 2008 and does not believe the adoption of EITF 07-3 will have a material effect on the financial statements.

Fair Value Option for Financial Assets and Financial Liabilities

In February 2007, the FASB issued SFAS No. 159 “The Fair Value Option for Financial Assets and Financial Liabilities, including an amendment of FASB Statement No. 115” (“SFAS 159”).  SFAS 159 permits entities to measure eligible financial assets, financial liabilities and firm commitments at fair value, on an instrument-by-instrument basis, that are otherwise not permitted to be accounted for at fair value under other generally accepted accounting principles.  The fair value measurement is irrevocable and subsequent changes in fair value must be recorded in earnings.  SFAS 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007.  The Company plans to adopt this pronouncement in fiscal year beginning July 1, 2008 and does not believe the adoption of SFAS 159 will have a material effect on the financial statements.

3.      Cost-method investments

On December 13, 2001, the Company acquired 12,689 ordinary shares, or approximately 1% of the outstanding share capital, of XY, Inc., an unlisted company based in Fort Collins, Colorado.  This acquisition was financed by the issuance of 507,560 ordinary shares of the Company valued at $138,407.  On May 12, 2003, the Company increased its holding in XY, Inc. by acquiring 17,500 ordinary shares through the issuance of 700,000 ordinary shares of the Company, valued at $171,676.  As of June 30, 2006, the Company owned a total of 30,189 ordinary shares in XY, Inc. (representing approximately 0.42% and 0.42% of the issued ordinary shares of XY, Inc., respectively), valued at $301,890 (2005: $301,890).  On May 15, 2007, the Company sold all of its shares in XY, Inc.  The total proceeds received from the sale were $274,418, which resulted in a net loss on sale of shares of $27,472, being recorded as other income/(expense).  As of June 30, 2007, the CEO of the Company was also the former CEO and Chairman of XY, Inc.

In September 2002, the Company issued a limited license to Perlegen Sciences, Inc. (“Perlegen”), at which time Perlegen paid $860,000 in up-front fees.  These fees were satisfied by the payment of cash and the issuance of 127,000 Series B shares, giving the Company an insignificant share holding in Perlegen.  As of June 30, 2007 and 2006, the Company owned a total of 127,000 Series B shares in Perlegen, valued at $198,121 (2006: $198,121).

F13

4.      Property, plant and equipment

Property, plant and equipment consists of the following:

	June 30,
	2007	2006
Laboratory equipment, at cost	$3,232,829	$2,244,493
Accumulated depreciation	(2,172,094)	(1,486,140)

Net laboratory equipment	$1,060,735	$758,353

Computer equipment, at cost	$587,535	$443,215
Accumulated depreciation	(440,406)	(277,543)

Net computer equipment	$147,129	$165,672

Office equipment, at cost	$126,325	$94,863
Accumulated depreciation	(78,215)	(57,558)

Net office equipment	$48,110	$37,305

Laboratory equipment under hire purchase, at cost	$1,386,468	$1,182,141
Accumulated depreciation	(1,042,239)	(512,282)

Net laboratory equipment under hire purchase	$344,229	$669,859

Leasehold improvements, at cost	$78,295	$63,825
Accumulated depreciation	(27,526)	(13,120)

Net leasehold improvements	$50,769	$50,705

Total net property, plant and equipment	$1,650,972	$1,681,894

Depreciation expense for 2007, 2006 and 2005 was $515,960, $521,966 and $550,477, respectively.  Amortization of leased assets expense was $424,456, $390,700 and $138,920, respectively.

5.      Patents, net

On June 15, 2004, the Company acquired a suite of intellectual property from the C.Y. O’Connor ERADE Village Foundation (“CYO”) in Perth, Western Australia.  Consideration for the acquisition was satisfied via the issue by the Company of 16,666,667 ordinary shares with a market value of $0.27 (AUD0.39) each on the date of issue, or $4,524,000 (AUD6,500,000) in total.

Patents consist of the following:

	June 30,
	2007	2006
Patents	$5,447,517	$4,831,334
Accumulated amortization	(1,630,106)	(1,011,582)
Accumulated impairment losses	(976,464)	—
Patents, net	$2,840,947	$3,819,752

Patents are reported entirely by the Australian segment of the Company.  The change in the carrying value of patents is represented by:

	June 30,
	2007	2006
Patents, opening cost	$4,831,334	$4,951,700
Purchases	—	6,494
Foreign currency exchange fluctuations	616,183	(126,860)
Patents, closing cost	$5,447,517	$4,831,334

14

	June 30,
	2007	2006
Accumulated amortization, opening	$1,011,582	$536,434
Amortization expense	513,453	492,304
Foreign currency exchange fluctuations	105,071	(17,156)

Accumulated amortization, closing	$1,630,106	$1,011,582

Accumulated impairment losses, opening	$—	$—
Impairment loss	908,416	—
Foreign currency exchange fluctuations	68,048	—

Accumulated impairment losses, closing	$976,464	$—

Impairment notes

The impairment loss arose in respect of patents held within the research operating segment resulting from slower than expected progress with research and development related to the potential commercialisation of the genetic testing technology covered by  these patents, combined with increased competition in this marketplace within the past year.  Specifically, events during the year contributed to a change in the following key assumptions:

1.     Reduction in the expected future market penetration of developed products (e.g. bone marrow testing kits);

2.     Reduction in the expected underlying market price;

3.     Refinement of market size parameters based on actual, rather than estimated, data;

4.     Revision of expected overhead costs related to the ongoing research and future commercialisation of these products; and

5.     Exclusion of Europe as a potential market, as it was decided, based on the Company’s limited resources, increased competition, the remaining patent life and the delays mentioned previously, that it would focus initially on the US market (being the world’s largest market).

In conjunction with work performed by an independent valuation expert, an impairment charge of $908,416 was calculated by Management and recorded against the carrying value of the respective patents.  The recoverable amount of the patents is based on value-in-use calculations.  The estimated risk adjusted cashflows were discounted by the risk free rate of 6.5%.  The risks specific to the recoverability of the asset are reflected in the future cash flow estimates through the use of an expected present value approach as discussed in Note 2.

Cashflow forecasts associated with the impairment assessment of the patents have been projected to 2012, being the year in which the first of the respective patents is due to expire, using the weighted average outcomes arising from different scenarios varying the success rate in penetrating the US market as the key assumption to which the recoverable amount assessment is most sensitive.  The forecasts and associated recoverable amount has been determined by an independent valuation expert, taking into account the Company’s contractual future research funding obligations, the current market prices for bone marrow testing kits and the estimated bone marrow transplant market size based on the US national bone marrow registry database.

With regards to the assessment of the value-in-use of the patents in the research operating segment, Management believes that there are no reasonably possible changes in any of the above key assumptions that would cause the carrying value of the patents to materially exceed their recoverable amount.

No other class of asset was impaired following from this exercise and no change in the useful economic life of the patents was noted.  Below is a schedule of estimated aggregate amortization expense for patents for all succeeding years, as at June 30, 2007:

Year ending June 30,
2008	405,850
2009	405,850
2010	405,850
2011	405,850
2012 and thereafter	1,217,547
Total estimated amortization	$2,840,947

F15

6.      Goodwill, net

Goodwill consists of the following:

	June 30,
	2007	2006
Goodwill	$303,988	$265,752
Accumulated amortization	(10,218)	(8,933)
Goodwill, net	$293,770	$256,819

Goodwill is reported entirely by the Australian segment of the Company.  The change in the carrying value of goodwill is represented by:

	June 30,
	2007	2006
Goodwill, opening cost	$265,752	$364,150
Goodwill written-off	—	(81,851)
Foreign currency exchange fluctuations	38,236	(16,547)
Goodwill, closing cost	$303,988	$265,752

Accumulated amortization, opening	$8,933	$17,167
Accumulated amortization written back	—	(8,970)
Foreign currency exchange fluctuations	1,285	736
Accumulated amortization, closing	$10,218	$8,933

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

Impairment notes

Goodwill is allocated to the Company’s testing segment on the basis of the appropriate operating segment to which it relates.  Discrete financial information is prepared and regularly reviewed by Management at the segment level and thus a reporting unit represents the operating segment.  The recoverable amount of the reporting unit is determined based on the value-in-use calculations.  There is no carrying amount of intangible assets with indefinite useful lives allocated to this segment.  These calculations use cash flow projections based on financial budgets approved by the Board.  In performing the value-in-use calculations, the Directors have assumed that the testing business will begin to generate an operating profit in the next 2 to 3 years based on projected revenue growth.  Should this time period be extended beyond 3 years, there is a possibility that the value-in-use may fall below the carrying value of the goodwill.

The cashflow projections assume revenues of $3.8 million in 2008 based on Management forecasts.  As a key assumption, constant revenue growth of 18% is assumed beyond 2008 based on the historical five-year average growth rate applicable to the testing business.  Expenses are assumed to be relatively constant over time given that significant capacity is available with the existing laboratory equipment and the testing business is relatively capital-intensive.  Management has assessed the future cashflows using discount rates ranging between 10% and 25% which result in the recoverable amount exceeding the carrying value of goodwill.

F16

7.      Income taxes

Loss before income taxes for the years ended June 30, 2007, 2006 and 2005 was realized in the following jurisdictions:

	Years ended June 30,
	2007	2006	2005
Australia	$(1,129,606)	$(3,889,194)	$(5,477,481)
Switzerland	(14,665)	(15,043)	(16,902)
Canada	(71,058)	(38,569)	(18,211)
USA	(2,164)	(1,907)	—
Loss before income taxes	$(1,217,493)	$(3,944,713)	$(5,512,594)

Significant components of the Company’s deferred income tax assets at June 30, 2007 and 2006 are as follows:

	Years ended June 30,
	2007	2006
Deferred tax asset
Temporary differences
Patents	$562,926	$751,645
Fixed assets	456,251	—
Foreign withholding taxes	275,819	445,726
Employee provisions and other differences	287,586	111,581
Proceeds from Applera settlement	1,622,452	1,672,711
Net operating loss carry forward	5,822,315	5,111,462
Total deferred tax asset	$9,027,349	$8,093,125
Valuation allowance	(9,027,349)	(8,093,125)
Net	$—	$—

The deferred tax asset is reconciled as follows:

Current	$550,547	$557,307
Non-current	8,476,802	7,535,818
Total deferred tax asset	$9,027,349	$8,093,125

The net movement in valuation allowance was $(934,224) and $(1,876,406) for the years ended June 30, 2007 and 2006, respectively.

Impact of foreign currency movement in gross deferred tax assets relating to tax losses:

	Years ended June 30,
	2007	2006
Deferred tax asset relating to tax losses
Tax losses brought forward from prior year	$5,111,462	$4,643,253
Current year tax losses	111,267	372,192
Tax losses lost	—	—
Effect of foreign currency translations	599,586	96,017
Total gross deferred tax asset relating to tax losses	$5,822,315	$5,111,462

F17

In assessing the realizability of deferred tax assets, Management considers whether it is more-likely-than-not that some or all of the deferred tax assets will be realized.  The ultimate realization of deferred tax assets is dependent upon the generating of future taxable income during the periods in which those temporary differences become deductible.  Management considers the projected future taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible.  At this time, Management has concluded that it is not more-likely-than-not that the Company will realize the benefits of these deductible differences, as there can be no assurance that the Company will generate the necessary taxable income in future periods.

The deferred tax asset arising from tax losses generated in Australia of $4,788,501 is indefinite as to use, subject to meeting various statutory tests.  The deferred tax asset arising from tax losses generated in Switzerland of $67,329 expires over seven years commencing the financial year ending June 30, 2008.  The deferred tax asset arising from tax losses generated in the United States of America of $789,916 expires over 15 years commencing with the financial year ending June 30, 2007 up to and including financial year ending June 30, 2021.  Finally, the deferred tax asset arising from tax losses generated in Canada of $176,569 expires over seven years commencing with the financial year ending June 30, 2008.  Tax losses lost in 2005 of $2,265,920 arose in connection with the creation of a tax consolidation group.

The following table reconciles the income tax provision at the Australian statutory rate to that in the financial statements:

	Years ended June 30,
	2007	2006	2005
Loss before income taxes and minority interest	$(1,217,493)	$(3,944,713)	$(5,512,594)

Income tax rate	30%	30%	30%

Income tax benefit at statutory rate	$(365,248)	$(1,183,414)	$(1,653,778)

Tax losses utilized	—	715,176	—

Adjust for permanent differences:
Stock compensation	113,833	183,253	—
Difference in tax rates	—	363	2,359
Research and development concessions	(163,236)	(112,125)	(227,975)
Other non-deductible items	21,083	24,555	—
Benefits of operating loss carry forward	$(393,568)	$(372,192)	$(1,879,394)
Increase in valuation allowance	393,568	372,192	1,879,394
Foreign taxes - current	208,850	67,649	195,339
Income tax expense - current	$208,850	$67,649	$195,339
Tax withheld directly	(411,050)	(101,481)	—
Other foreign currency movements	32,293	(12,428)	18,656
Opening provision for income tax	445,726	491,986	277,991
Closing provision for income tax	$275,819	$445,726	$491,986

	Years ended June 30,
	2007	2006	2005
Tax rates
Australia	30%	30%	30%
United States	39%	39%	39%
Switzerland	8.5%	8.5%	8.5%
Canada	37%	37%	37%

F18

8.      Deferred revenue

	June 30,
	2007	2006
Opening balance	$25,000	$366,790
Add: cash receipts from customers	253,818	—
Less: amount of revenue recognized in earnings	(26,604)	(326,532)
Add: foreign exchange movements	20,616	(15,258)
Closing balance	$272,830	$25,000

9.      Unsecured loan

	June 30,
	2007	2006
Unsecured loan	$594,370	$519,610
	$594,370	$519,610

The long-term loan represents an unsecured, non-interest bearing loan from the Australian Commonwealth Government received under the Research & Development Start Program.  The loan represents a portion of a grant received by the Company, which has been deferred in accordance with the grant agreement.  The loan will be repayable on or before January 15, 2009, if the Company commercializes a product as a result of the research covered under the grant.  If no product is commercialized, the Company will recognize grant revenue after January 15, 2009, when the loan is no longer repayable.  The costs associated with the research have been expensed prior to 2004.  The movement for the year represents foreign currency exchange translation.

10.    Related party transactions and balances

	Years ended June 30,
	2007	2006	2005
4F Investments Pty. Ltd. is associated with Mr. Fred Bart (director in common) and provided management services (included in general and administrative expenses) to the Company at a cost of	$—	$—	$27,231

Bankberg Pty. Ltd. is associated with the Company’s Chief Executive Officer, Dr. Mervyn Jacobson (director in common), and provided the office and laboratory premises in Fitzroy to GeneType Pty. Ltd., a wholly-owned subsidiary. During the respective periods, GeneType Pty. Ltd. paid Bankberg Pty. Ltd. rent of	$351,822	$298,457	$293,100

On May 12, 2003, the Company increased its holding in XY, Inc. by acquiring 17,500 ordinary shares through the issuance of 700,000 ordinary shares of the Company, valued at $171,676.  As of June 30, 2006, the Company owned a total of 30,189 ordinary shares in XY, Inc. (representing approximately 0.42% and 0.42% of the issued ordinary shares of XY, Inc., respectively), valued at $301,890 (2005: $301,890).  On May 15, 2007, the Company sold all of its shares in XY, Inc.  The total proceeds received from the sale were $274,418.  As of June 30, 2007, the CEO of the Company was also the former CEO and Chairman of XY, Inc.

Premises previously leased by the Company were subleased to director related entities.  Rental recoveries were included against rent expenses in the consolidated statement of operations.  Total rental recoveries for cancellable leases received by the Company from director related entities during the years ended June 30, 2007, 2006 and 2005 amounted to $nil, $nil and $46,053, respectively.

F19

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

The Company has an investment in the North Laverton Joint Venture with Regis Resources NL.  The Company is not contributing any funding towards the project by agreement with the joint venture partner and does not have any involvement in its operations.  All liabilities are borne by the joint venture partner.  The Company’s investment has been valued at nil in the years ended June 30, 2007 and 2006, respectively.  As a result of this election not to contribute its share of expenditures, the Company’s interest in the joint venture was diluted down to 16.36% as of June 30, 2007 (2006: 17.45%).  During 2007, the Company recognized a provision for $66,653 (2006: $nil) in respect of its share of the estimated rehabilitation costs associated with the North Laverton project.

Hire purchase commitments

On January 14, 2005, the Company executed a Master Asset Finance Agreement with National Australia Bank Limited (the “Bank”) in respect of a $2,122,750 (AUD2,500,000) finance facility (the “Facility”).  During the period up to June 30, 2007, the Company financed the acquisition of laboratory and office equipment under the Facility with a total value of $1,386,468 (AUD1,632,868).  A cash security deposit of $753,602 (AUD887,530) was held by the Bank as of June 30, 2007.  Interest on the Facility is charged at rates ranging from 6.93% to 9.07% per annum.  The hire purchase contracts have a term of three years with a 10% residual being payable at the conclusion of the contract.  Each of the Company’s Australian-resident controlled entities has provided a guarantee to the Company in respect of the Facility.

On February 9, 2005, the Company entered into a sale-and-hire-back transaction pursuant to which it sold three items of laboratory equipment back to the Bank for $444,961 (AUD588,262).  The equipment was then refinanced by the Bank under the Facility.

Details of the Company’s future hire purchase commitments under the Facility as of June 30, 2007 are as follows:

Minimum hire purchase payments
Year ending 2008	$421,726
Year ending 2009	42,009
Total minimum hire purchase payments	$463,735
Less: future finance charges	(18,835)
Aggregate hire purchase expenditure contracted for as at reporting date	$444,900

Aggregate expenditure commitments comprise:
Current liability	$405,011
Non-current liability	39,889
Total expenditure commitments	$444,900

Research and development commitments

As of June 30, 2007, the Company funded five separate research and development projects.  Refer Note 17 for details of the various commitments and contingencies pertaining to these projects.

Leases

Operating leases relate to office and laboratory premises in Fitzroy, Victoria, and office premises in Sydney, New South Wales that were formerly occupied by the Company.  The lease over the Fitzroy premises is in the name of GeneType Pty. Ltd. (a wholly-owned subsidiary of the Company) and expires on June 30, 2011.  GeneType Pty. Ltd. has an option to extend the lease at its expiration for a further ten year period.  Having previously vacated the Sydney premises in November 2005, the Company negotiated with the existing co-tenants for them to assume all rights and obligations with respect to those premises as from January 1, 2006.  The Fitzroy premises are owned by Bankberg Pty. Ltd., a company associated with the Company’s former Chief Executive Officer, and current Non-Executive Director, Dr. Mervyn Jacobson.  The lease contains market review clauses  in the event that GeneType Pty. Ltd. exercises its option to renew.  GeneType Pty. Ltd. does not have an option to purchase the leased assets at the expiry of the lease period.

F20

The following is a schedule of future minimum lease payments for operating leases that had initial or remaining non-cancellable lease terms in excess of one year as of June 30, 2007:

Year ending June 30,

2008	$355,074
2009	370,197
2010	370,197
2011	370,197
Total minimum lease payments	$1,465,665

Rent expense totaling $351,822, $298,457 and $293,100 for the years ended June 30, 2007, 2006 and 2005, respectively, was paid to Bankberg Pty. Ltd. and allocated across the five expense categories as follows:

	As of and for the year ended June 30,
Expense category	2007	2006	2005
Service testing expenses	$157,127	$133,294	$130,901
Research and development	45,848	38,894	38,196
Patent and license fees	45,252	38,388	37,699
Sales and marketing	37,012	31,398	30,834
General and administrative	66,583	56,483	55,470
Total rent expense	$351,822	$298,457	$293,100

Other contingencies

The Company has been notified of a number of native title claims covering exploration tenements in the North Laverton Joint Venture in Western Australia held by the Company under the Commonwealth Native Title Act, 1993.  Until further information regarding  the claims and the affected area is available, the Company will not be in a position to assess the likely effect, if any, of any claim.  However, the Directors expect that any future exploration will not be materially affected by any claim or the claims in aggregate.

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

Restricted securities

On June 15, 2004, the Company issued a total of 16,666,667 ordinary shares to C.Y. O’Connor ERADE Village Foundation pursuant to a Sponsored Research Agreement between the parties.  Under the terms of the Agreement, these ordinary shares are subject to a voluntary escrow period contractually agreed by the parties the details of which are tabled below.  A total of 10,000,000 shares have already been released from escrow.

Date of escrow expiry	Number of ordinary shares to be released from escrow

December 15, 2007	3,333,333
December 15, 2008	3,333,334

Total number of ordinary shares	6,666,667

Restricted securities have all the rights and obligations of unrestricted securities during the escrow period, other than the ability to sell the shares.

F21

13.    Stock options

On August 29, 2000, the shareholders of Duketon approved the granting of 70,000,000 stock options (“Vendor Options”) at an exercise price of $0.11 (AUD0.20) as partial consideration for the acquisition of GeneType AG.  Each option was exercisable into one ordinary share of the Company at any time on or before April 14, 2005.  During the years ended prior to June 30, 2004, a total 4,164,386 Vendor Options were exercised.  During the year ended June 30, 2005, a total of 65,418,838 Vendor Options were exercised.  The remaining 416,776 Vendor Options lapsed, unexercised, on April 14, 2005.

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

On May 22, 2001, Gtech International Resources Limited, a subsidiary of the Company, issued a total of 130,000 directors’ options to Dr. Mervyn Jacobson at an exercise price of $0.25 (CAD0.38).  These options lapsed unexercised on May 22, 2006.  On February 3, 2005, Mr. Fred Bart exercised a total of 38,500 directors’ options in Gtech International Resources Limited at an exercise price of $0.16 (CAD0.20).  On August 26, 2005, Gtech International Resources Limited, a subsidiary of the Company, issued 100,000 directors’ options to Mr. Thomas Howitt at an exercise price of $0.38 (CAD0.45).

On August 2, 2001, the Company announced that it had entered into an agreement with GTH Capital of New York to pursue its listing on the National Association of Securities Dealers Automated Quotations (“NASDAQ”).  In accordance with the agreement, the Company agreed to issue 900,000 options at an exercise price of $0.36 (AUD0.70) to GTH Capital within three years.  GTH Capital subsequently assigned its rights to GMCG, LLC.  The issue of the options is subject to meeting specified performance criteria in achieving the NASDAQ listing.  As of June 30, 2005, the Company had issued to GMCG, LLC a total of 600,000 options that have met specific performance criteria.  Subsequent to June 30, 2005, the parties agreed not to proceed with the issue of the 300,000 remaining options, notwithstanding the listing of the Company’s Level II ADRs on NASDAQ on September 2, 2005, as certain performance criteria were not met by GMCG, LLC.  In accordance with SFAS 123, the Company recorded an expense of $10,827 in the year ended June 30, 2004.  No expense was recognised for 2006 and 2005.  These options subsequently lapsed unexercised on September 7, 2007.

On September 4, 2003, the Company granted 6,666,667 stock options at an exercise price of $0.64 (AUD1.00) as part of a placement of ordinary shares.  Each option was exercisable into one ordinary share of the Company at any time on or before September 30, 2005.  These options vested immediately and carried no rights to dividends and no voting rights.  These options were non-compensatory and were accounted for in permanent equity.  These options subsequently lapsed unexercised on September 30, 2005.

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

Options issued under the Staff Share Plan carry no rights to dividends and no voting rights.  In accordance with the terms of the Staff Share Plan, options generally vest on the basis of 25% per annum and can be exercised at any time after vesting to the date of their expiry.  The options generally have an expiry date of six years from the date of grant.  Effective from July 1, 2005, the Company adopted SFAS 123R, thereby recognizing the compensation cost in the financial statements based on fair value for all share-based payments granted after that date, and based on the requirements of SFAS 123, for all unvested awards granted prior to the effective date of SFAS 123R.  In 2005 and 2004, the Company recorded an expense based upon the difference between the exercise price and the market price of the Company’s ordinary shares at the date of the option grant.  In the years ended June 30, 2007, 2006 and 2005, the expense was $360,677, $597,088 and $591, respectively.  Under the Staff Share Plan, the Company also issued options to consultants who would not be deemed employees of the Company.  The Company records an expense in accordance with EITF 96-18 based on the fair value of the options issued in exchange for the services and the vesting period.  In the years ended June 30, 2007, 2006 and 2005, this expense was $18,765, $13,755 and $nil, respectively.

F22

13.    Stock options (cont.)

In accordance with SFAS 123 and SFAS 123R, the Company recorded a total compensation expense of $379,442, $610,843 and $nil in the years ended June 30, 2007, 2006 and 2005, respectively, which has been dissected in the following table.

	As of and for the year ended June 30,
Expense category	2007	2006	2005
Service testing expenses	$139,153	$174,767	$—
Research and development	63,581	56,136	—
Patent and license fees	14,478	91,903	—
Sales and marketing	34,665	43,584	—
General and administrative	127,565	244,453	—

Total compensation expense	$379,442	$610,843	$—

A summary of the Company’s stock option activity for years ended June 30, 2007, 2006 and 2005 follows:

	Number of share options	Exercise price per option	Weighted average exercise price per option
Outstanding at June 30, 2004 *	86,109,781	$0.11 - $ 0.64	$0.19

Granted	2,330,000	$0.33 - $0.44	$0.39
Exercised	(65,561,338)	$0.14 - $0.40	$0.16
Forfeited	(3,604,276)	$0.15 - $0.45	$0.36

Outstanding at June 30, 2005	19,274,167	$0.29 - $0.76	$0.53

Granted	5,300,000	$0.30 - $0.42	$0.35
Forfeited	(6,666,667)	$0.74	$0.74
Expired	(2,630,000)	$0.32 - $0.45	$0.42

Outstanding at June 30, 2006	15,277,500	$0.28 - $0.52	$0.38

Forfeited	(1,175,000)	$0.34 - $0.45	$0.38
Expired	(1,525,000)	$0.34 - $0.45	$0.37

Outstanding at June 30, 2007	12,577,500	$0.32 - $0.52	$0.45

* includes a total of 65,835,614 Vendor Options.

The number of unissued ordinary shares subject to options issued under the Staff Share Plan at June 30, 2007 was 11,977,500 (2006: 14,677,500).  In addition, a total of 600,000 options had been issued to GMCG, LLC, as stated above.

The weighted-average fair value at grant date of the 5,300,000 options (2005: 2,330,000) issued under the Staff Share Plan during 2006 was $0.15 (2005: $0.38 - $0.39).  The aggregate intrinsic value of the 12,577,500 options outstanding as of June 30, 2007 was $nil.  The aggregate intrinsic value of the 9,177,500 options exercisable as of June 30, 2007 was also $nil.  The total fair value of the options which vested during the years ended June 30, 2007, 2006 and 2005 was $343,150, $262,436 and $660,919, respectively.  The weighted average fair values of those options were $0.18, $0.18 and $0.22, respectively.  The weighted average fair value of the 2,700,000 options which were forfeited or expired during 2007 was $0.24.  The aggregate intrinsic value of the 65,561,338 options that were exercised during 2005 was $13,016,636.

The total compensation expense related to the 3,400,000 (2006: 6,381,250) non-vested options as of June 30, 2007 was $535,211 (2006: $985,343).  The periods over which these amounts will be recognized are disclosed in the tables below.  The weighted average fair value of the non-vested options as of June 30, 2007 and 2006 were $0.16 and $0.15, respectively.

During 2007 and 2006 (2005: 500,000), no options were issued at an exercise price equal to the market price of the stock on the  grant date.  The weighted average exercise price and weighted average fair value of the options issued in 2005 was $0.38 and $0.24, respectively.  In addition, no options were granted during 2007 and 2006 (2005: 1,830,000) at exercise prices exceeding the market prices of the stock on the respective grant dates.

F23

13.    Stock options (cont.)

The following is additional information relating to all options outstanding as of June 30, 2007:

	Options outstanding			Options exercisable
Range of exercise prices	Number of options	Weighted average exercise price	Remaining weighted average contractual life (years)	Number of options	Weighted average exercise price
$0.31 - $0.40	3,575,000	$0.37	3.73	1,700,000	$0.37
$0.41 - $0.50	5,902,500	$0.45	2.30	4,377,500	$0.45
$0.51 - $0.60	3,100,000	$0.53	0.37	3,100,000	$0.53
	12,577,500	$0.45	2.23	9,177,500	$0.46

The following is additional information relating to all options outstanding as of June 30, 2006:

	Options outstanding			Options exercisable
Range of exercise prices	Number of options	Weighted average exercise price	Remaining weighted average contractual life (years)	Number of options	Weighted average exercise price
$0.21 - $0.30	875,000	$0.29	2.89	131,250	$0.28
$0.31 - $0.40	8,552,500	$0.35	3.04	3,465,000	$0.35
$0.41 - $0.50	5,250,000	$0.43	2.28	4,700,000	$0.44
$0.51 - $0.60	600,000	$0.52	1.19	600,000	$0.52
	15,277,500	$0.38	2.72	8,896,250	$0.40

The following is additional information relating to all options outstanding as of June 30, 2005:

	Options outstanding			Options exercisable
Range of exercise prices	Number of options	Weighted average exercise price	Remaining weighted average contractual life (years)	Number of options	Weighted average exercise price
$0.21 - $0.30	175,000	$0.29	3.89	87,500	$0.29
$0.31 - $0.40	5,252,500	$0.35	3.97	1,676,875	$0.35
$0.41 - $0.50	6,580,000	$0.45	2.62	4,450,000	$0.45
$0.51 - $0.60	600,000	$0.53	2.19	600,000	$0.53
$0.71 - $0.80	6,666,667	$0.76	0.25	6,666,667	$0.76
	19,274,167	$0.53	2.11	13,481,042	$0.60

14.    Non-cash investing and financing activities

As stated below, Genetic Technologies executed a Master Asset Finance Agreement with National Australia Bank Limited in  respect of $2,122,750 (AUD2,500,000) finance facility (the “Facility”).  During the period from January 14, 2005 to June 30, 2007, the Company financed the acquisition of additional laboratory equipment under the Facility with a total value of $1,386,468 (AUD1,632,868), being $34,244 during fiscal year 2007, $69,154 during fiscal year 2006 and $1,283,070 during fiscal year 2005.  Each of the Company’s Australian-resident controlled entities has provided a guarantee to the Company in respect of the Facility.  The assets acquired under the Facility are predominantly used in the testing segment in Australia.

On June 15, 2004, Genetic Technologies issued 16,666,667 ordinary shares at $0.27 (AUD0.39) to C.Y. O’Connor ERADE Village Foundation to acquire patents and other intellectual property at a value of $4,524,000.  This transaction represents a non-cash investing activity and is part of the research segment in Australia.

F24

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

	June 30,
	2007		2006
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Assets

Cash and cash equivalents	$10,568,085	$10,568,085	$7,904,399	$7,904,399
Trade accounts receivable	464,099	464,099	892,113	892,113
GST receivable	84,843	84,843	147,237	147,237
Other current assets	380	380	959	959
Restricted security deposits	1,200,991	1,200,991	981,830	981,830

Liabilities

Trade accounts payable	$1,327,697	$1,327,697	$1,046,924	$1,046,924
Hire purchase finance liability	444,900	444,900	729,018	729,018
Unsecured loan	594,370	Refer below	519,610	Refer below

The values provided are representative of the fair values as of June 30, 2007 and 2006 and do not reflect subsequent changes in the economy, interest and tax rates, and other variables that may impact determination of fair value.

The following methods and assumptions were used in estimating fair values for financial instruments for which it is practicable to estimate values:

Cash and cash equivalents - The carrying amount reported in the balance sheet for cash and cash equivalents approximates fair value due to the short maturity of these instruments.

Trade accounts receivable and other receivables - The carrying amounts reported in the balance sheet for trade accounts receivable, GST receivable and sundry debtors approximate fair values due to the short-term nature of the balances.

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

F25

15.    Financial instruments (cont.)

Concentrations of credit risk (cont.)

At June 30, 2007, one customer accounted for 29% ($134,786) of accounts receivable, which related to the licensing segment in Australia, and one customer accounted for 14% ($64,404) of accounts receivable, which related to the testing segment in Australia.  At June 30, 2006, one customer accounted for 72% ($637,934) of accounts receivable, which related to the licensing segment in Australia.

At June 30, 2007, one supplier accounted for 23% ($301,402) of accounts payable, which related to the licensing segment in Australia.  At June 30, 2006, one supplier accounted for 10% ($102,969) of accounts payable, which related to the testing segment in Australia.

In 2007, one customer accounted for 41% ($4,656,508) of the Company’s revenue.  In 2006, one customer accounted for 38% ($2,788,232) of the Company’s revenue.  In 2005, one customer accounted for 46% ($3,782,000) of the Company’s revenue.  All revenues attributable to these customers relate to the licensing segment in Australia.

Export sales, principally to the USA, were $8,914,261, $4,864,001 and $4,560,862 in 2007, 2006 and 2005, respectively.

Interest rate risk exposures

Cash assets totaling $10,568,085 (2006: $7,904,339) have a weighted average floating interest rate of 2.89% (2006: 5.02%).  A weighted floating interest rate of 6.14% (2006: 5.60%) on security deposits totaling $1,200,991 (2006: $981,830) is included  in non-current financial assets.  Other accounts receivable, security deposits, accounts payable and the unsecured loan are non-interest bearing.

Foreign exchange rate risk exposures

The Company is exposed to foreign currency exchange rate risk through primary financial assets and liabilities.  It is the Company’s policy not to hedge these transactions as the exposure is considered to be minimal from a consolidated operations perspective.

Financing facilities available

At reporting date, the following financing facilities had been negotiated and were available:

	June 30,
	2007	2006
Total facilities
Hire purchase facility	$2,122,750	$1,855,750
Credit cards	$93,401	$81,653

Facilities used at reporting date
Hire purchase facility	$444,900	$729,018
Credit cards	$16,810	$20,699

Facilities unused at reporting date
Hire purchase facility	$1,677,850	$1,126,732
Credit cards	$76,591	$60,954

16.    Employee superannuation

As required by Australian superannuation legislation, the Company contributes 9% (2006: 9%) of every employee’s salary to an approved superannuation fund nominated by the employee for their retirement benefit; such funds represent defined contribution plans.  During the years ended June 30, 2007, 2006 and 2005, the Company incurred expenses in relation to superannuation amounting to $247,034, $256,979 and $211,372, respectively.

F26

17.    Significant research and development agreements

The Company currently has the following key research and development agreements in place.  Under these agreements, each agency is responsible for its own costs in relation to the work undertaken.  The Company is not liable for any costs incurred by other parties to these agreements.  No costs have been deferred in relation to any of the Company’s contracts.  The table below shows the Company’s research and development commitments as at June 30, 2007:

	0-1 year	>1-<3 years	>3-<5 years	>5 years
Minimum research and development payments	$1,550,922	$1,168,827	$—	$—

Collaborative Research Agreement – University of Melbourne Pathogens Project

The Company is party to a research agreement with the University of Melbourne dated April 2003 whereby the Company and   the University conduct research into the field of molecular parasitology.  The agreement provides that all intellectual property developed under the agreement belongs to the Company.  As at June 30, 2007, Genetic Technologies is required to contribute further GST-exclusive funds in the order of $424,550 (AUD500,000) towards further research over the term of the agreement.  In March 2003, Meat and Livestock Australia Limited, a third party in an industry affected by molecular parasitology, agreed to contribute an additional $397,305 (AUD535,235) towards the Pathogens project over three years.  On May 31, 2006, the Company entered into an ARC Linkage Agreement with the University pursuant to which Genetic Technologies will contribute $185,575 (AUD250,000) per annum in cash for a period of three years towards research into target new drugs against parasitic nematodes of animals.  As at June 30, 2007, therefore, a total amount of $424,550 (AUD500,000) remained payable by the Company under the various agreements.  In addition, a further in-kind contribution of $42,455 (AUD50,000) per annum for a period of three years will also be made to the project by the Company under the ARC agreement.  Net payments made by the Company in accordance with the original agreement totaled $197,483 (AUD250,000), $102,461 (AUD137,071) and $141,069 (AUD186,500) for the years ended June 30, 2007, 2006 and 2005, respectively.

Sponsored Research Agreement – C.Y. O’Connor ERADE Village Foundation

In June 2004, the Company entered into a Sponsored Research Agreement with the C.Y. O’Connor ERADE Village Foundation whereby Genetic Technologies is required to contribute $764,190 (AUD900,000) per annum to fund research for a period of five years, amounting to a total commitment of $3,820,950 (AUD4,500,000).  Genetic Technologies will own any and all intellectual property arising from the research.  On July 7, 2004, the Company supplied a letter of credit for $382,095 (AUD450,000) for the term of the agreement.  As at June 30, 2007, a total amount of $1,146,285 (AUD1,350,000) remained payable by the Company under the agreement.  Net payments made by the Company in accordance with the agreement totaled $710,937 (AUD900,000), $651,876 (AUD872,075) and $680,760 (AUD900,000) for the years ended June 30, 2007, 2006 and 2005, respectively.

Collaborative Research Agreement – Horticulture Australia Limited

In June 2003, AgGenomics Pty. Ltd., a subsidiary of the Company, entered into a three-year Collaborative Research Agreement with Horticulture Australia Limited (“HAL”) to try to identify a genetic trait for day/night neutrality in strawberries which, if found, could lead to an extension of the cultivation season and consequently higher production.  Under the terms of this initial agreement, the parties agreed to spend $1.5 million (AUD2.1 million), to be funded 45% by HAL and 55% by AgGenomics.  Any and all intellectual property generated from the project was to be owned in the same proportions.  This initial agreement was concluded in June 2006, following which it was agreed that it be extended for a period of a further three years at a total cost of $1.78 million (AUD2.1 million), to be funded 42.03% by HAL and 57.97% by AgGenomics.  In accordance with both agreements, AgGenomics Pty. Ltd. contributed amounts of $534,426 (AUD676,548), $459,524 (AUD614,748) and $465,002 (AUD614,748) for the years ended June 30, 2007, 2006 and 2005, respectively.

Research Agreement – King’s College, London

In March 2004, the Company initiated a research collaboration with King’s College, London to explore the functionality of certain non-coding DNA elements, with a focus on the genetics of neuro-psychiatric conditions such as schizophrenia.  On May 31, 2005, the Company agreed to extend its research agreement with King’s College for the period from June 1, 2005 to December 31, 2005.  On February 22, 2006, the Company agreed to extend the agreement for the period from February 1, 2006 to August 31, 2006.  Payments made by the Company in accordance with the various agreements totaled $33,979 (GBP18,200) $178,912 (GBP96,860) and $96,754 (GBP53,000) for the years ended June 30, 2007, 2006 and 2005, respectively.  During the year ended June 30, 2007,  the agreement with King’s College, London was terminated.

F27

18.    Segment disclosures

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

During 2007, the Company changed the way in which it reports its financial information for internal Management purposes.  As part of this change, the Group has identified four reportable operating segments based on the similarity of the products produced and sold and/or the services provided, as these represent the sources of the Group’s major risks and have the greatest effect on the rates of return.  The separate groups of similar products and services are then divided into operating businesses, the performances of which are reported to the Chief Executive Officer, the Management team and the Board of Directors on a monthly basis.  Details of the four business segments are set as follows:

Licensing - involves the out-licensing of the Company’s “non-coding” technology.

Testing - involves the provision of a range of genetic testing services.

Research - involves the undertaking of a range of research and development projects in the field of genetics and related areas.

Corporate - involves the management of the Company’s corporate activities.

The changes in the way the Company reports its financial information for internal Management purposes resulted in a change from the previously two reportable operating segments, namely Biotechnology and Investment, to the currently disclosed four reportable operating segments, namely Licensing, Testing, Research and Corporate.  This change does not result in any changes in the total figures for each financial category previously disclosed.  Comparative segment information for fiscal years 2006 and 2005 has been restated following the change in reportable segments in fiscal year 2007.

Business segments

Business		Revenues and income
Segment		Sales	Other	Totals	Result	Assets	Liabilities
		$	$	$	$	$	$
Licensing	2007	8,955,467	—	8,955,467	7,867,808	251,199	(1,014,550)
	2006	4,997,223	—	4,997,223	3,603,215	752,128	(891,478)
	2005	4,970,007	—	4,970,007	2,118,178

Testing	2007	2,463,886	—	2,463,886	(2,678,694)	1,933,537	(818,873)
	2006	1,906,290	—	1,906,290	(2,828,032)	1,798,960	(589,475)
	2005	1,809,301	—	1,809,301	(3,045,965)

Research	2007	—	249,211	249,211	(3,579,347)	3,407,268	(227,716)
	2006	—	426,574	426,574	(2,903,621)	4,434,875	(426,082)
	2005	—	437,278	437,278	(2,895,268)

Corporate	2007	—	1,330	1,330	(3,036,110)	12,178,864	(1,374,504)
	2006	—	14,915	14,915	(1,883,924)	9,667,137	(1,191,895)
	2005	—	3,469	3,469	(1,884,878)

Totals	2007	11,419,353	250,541	11,669,894	(1,426,343)	17,770,868	(3,435,643)
	2006	6,903,513	441,489	7,345,002	(4,012,362)	16,653,100	(3,098,930)
	2005	6,779,308	440,747	7,220,055	(5,707,933)

F28

18.    Segment disclosures (cont.)

Business segments (cont.)

Business Segment		Interest revenue	Interest expense	Income tax expense	Net for. exch. gains/(losses)	Net profit on sale of assets	Additions to long-lived assets	Amortisation /depreciation
		$	$	$	$	$	$	$
Licensing	2007	—	—	(208,850)	—	—	250	(6,658)
	2006	—	—	(67,649)	—	—	3,325	(5,586)
	2005	—	—	(195,339)	—	—	28,061	—
Testing	2007	—	—	—	—	19,748	76,702	(747,815)
	2006	—	—	—	—	—	86,697	(752,681)
	2005	—	—	—	—	—	247,876	(537,338)
Research	2007	—	—	—	—	—	48,424	(642,811)
	2006	—	—	—	—	—	289	(601,570)
	2005	—	—	—	—	—	121,599	(552,275)
Corporate	2007	386,259	(52,442)	—	(250,657)	(26,310)	9,374	(56,585)
	2006	601,803	(63,316)	—	92,403	1,735	29,077	(45,133)
	2005	484,285	(31,750)	—	(140,861)	97,809	70,153	(91,453)

Totals	2007	386,259	(52,442)	(208,850)	(250,657)	(6,562)	134,750	(1,453,869)
	2006	601,083	(63,316)	(67,649)	92,403	1,735	119,388	(1,404,970)
	2005	484,285	(31,750)	(195,339)	(140,861)	97,809	467,689	(1,181,066)

Note:   There were no intersegment sales.

Geographic information

Australia – is the home country of the parent entity and the location of the Company’s testing facilities.

Canada – is the home of Gtech International Resources Limited.

Switzerland – is the home of GeneType AG.

Revenues are allocated on the basis of the geographical location of the respective entities which earn them.

The following table presents sales and other income and certain asset information regarding geographical locations for the years ended June 30, 2007, 2006 and 2005.

Geographic		Revenues and income			Long-lived assets
Segment		Sales	Other	Totals	(other than financial instruments)
		$
Australia	2007	11,419,353	240,060	11,659,413	4,983,810
	2006	6,903,513	431,539	7,335,052	6,258,475
	2005	6,779,308	432,672	7,211,980
Canada	2007	—	10,475	10,475	—
	2006	—	8,818	8,818	—
	2005	—	7,782	7,782
Switzerland	2007	—	6	6	—
	2006	—	1,132	1,132	—
	2005	—	293	293

Totals	2007	11,419,353	250,541	11,669,894	4,983,810
	2006	6,903,513	441,489	7,345,002	6,258,475
	2005	6,779,308	440,747	7,220,055

F29

18.    Segment disclosures (cont.)

Geographic information (cont.)

Segment products and locations

The four principal business segments of the Group are licensing, genetic testing, research and corporate.  The principal geographic segment is Australia, with the Company’s headquarters being located in Melbourne in the State of Victoria.

Non-cash transactions

All non-cash transactions relate to Australia.  Non-cash investing and financing transactions that related to a specific segment are  further described in Note 14.  Non-cash operating transactions are disclosed in the consolidated statement of cash flows.  The   allocation of depreciation between segments is further described above.

19.    Reclassifications

The following reclassifications have been made to the consolidated balance sheets and statements of operations for the years ended June 30, 2006 and 2005 to conform to the presentation of the consolidated statements of operations for the year ended   June 30, 2007:

	2006		2005
	Reclassified	Previously reported	Reclassified	Previously reported
Cash and cash equivalents	$7,904,399	$8,238,434	N/A	N/A
Restricted security deposits	981,830	647,795	N/A	N/A
Service testing expenses	—	—	$3,510,444	$3,518,398
Research and development	—	—	1,830,932	1,826,984
Patent and license fees	—	—	4,632,617	4,591,710
Sales and marketing	—	—	570,498	537,039
General and administrative	—	—	2,597,642	2,668,002

20.    Subsequent events

Between July 5 and July 9, 2007, Dr. Mervyn Jacobson acquired a total of 501 ordinary shares in ImmunAid Pty. Ltd., a subsidiary of the Company, representing approximately 4.4% of that company’s total issued capital.  The shares were acquired for a total cost  of AUD30,000.

On September 24, 2007, Dr. Mervyn Jacobson resigned as the Company’s Chief Executive Officer.  He was replaced on the same day by Mr. Michael Ohanessian.  Dr. Jacobson remains on the Board as a Non-Executive Director.  Also on that date, a total of 3,650,602 options were granted to Mr. Ohanessian.  Each option, which entitles him to acquire one ordinary share in the Company  at a price of $0.14, will vest after three years and will expire, if not already exercised, after five years.

On October 23, 2007, a total of 3,500,000 options were granted to various senior employees of the Company.  Each option, which entitles the holder to acquire one ordinary share in the Company at a price of $0.19, will vest after three years and will expire, if not already exercised, after five years.

On December 4, 2007, a total of 3,500,000 options which had previously been granted to the Directors of the Company as part of their compensation arrangements, together with a further 2,552,500 options which had previously been granted to employees and consultants, were forfeited or expired.

Apart from the above transactions, there have been no significant events which occurred after balance date.

F30