Form 20-F
period 2008-06-30
GENETIC TECHNOLOGIES LTD
filed 2008-12-30
CIK 1166272

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended June 30, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report . . . . . . . . . . . . . . . . . .. .

For the transition period from                       to

Commission file number 0-51504

GENETIC TECHNOLOGIES LIMITED
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s name into English)

AUSTRALIA
(Jurisdiction of incorporation or organization)

60-66 Hanover Street, Fitzroy, Victoria, 3065, Australia Telephone: 011 61 3 8412 7000; Facsimile: 011 61 3 8412 7040
(Address of principal executive offices)

Thomas G. Howitt Telephone: 011 61 3 8412 7050; Facsimile: 011 61 3 8412 7040 Email: tom.howitt@gtg.com.au 60-66 Hanover Street, Fitzroy Victoria, 3065, Australia
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.  None

Title of each class	Name of each exchange on which registered

Securities registered or to be registered pursuant to Section 12(g) of the Act.

American Depositary Shares each representing 30 Ordinary Shares and evidenced by American Depositary Receipts
(Title of Class)

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

362,389,899 Ordinary Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes   ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes   ☒ No

Note — Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes   ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17   ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes   ☒ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

☐ Yes   ☐ No

ii

iii

INTRODUCTION

In this Annual Report, the “Company,” “Genetic Technologies”, “we,” “us” and “our” refer to Genetic Technologies Limited and its consolidated subsidiaries.

Our consolidated financial statements are set out on pages F1 to F42 of this Annual Report (refer to Item 18 “Financial Statements”).

References to the “ADSs” are to our ADSs described in Item 12.D, “American Depositary Shares,” and references to the “Ordinary Shares” are to our Ordinary Shares described in Item 10.A, “Share Capital.”

Our fiscal year ends on June 30, and references in this Annual Report to any specific fiscal year are to the twelve month period ended on June 30 of such year.

FORWARD-LOOKING STATEMENTS

This Annual Report contains forward-looking statements that involve risks and uncertainties.  We use words such as “anticipates”, “believes”, “plans”, “expects”, “future”, “intends” and similar expressions to identify such forward-looking statements.  This Annual Report also contains forward-looking statements attributed to certain third parties relating to their estimates regarding the growth of Genetic Technologies and related service markets and spending.  You should not place undue reliance on these forward-looking statements, which apply only as of the date of this Annual Report.  Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including the risks faced by us described below under the caption “Risk Factors” and elsewhere in this Annual Report.

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

PART I

Item 1.            Identity of Directors, Senior Management and Advisers

Item 1.A         Directors and Senior Management

The Directors of the Company as of the date of this Annual Report are as follows:

Name	Position/Function	Business Address

Fred Bart	Chairman	60-66 Hanover Street Fitzroy Victoria 3065 Australia

Sidney C. Hack	Non-Executive Director	60-66 Hanover Street Fitzroy Victoria 3065 Australia

Huw D. Jones	Non-Executive Director	60-66 Hanover Street Fitzroy Victoria 3065 Australia

The members of Senior Management of the Company as of the date of this Annual Report are as follows:

Name	Position/Function	Business Address

Thomas G. Howitt	Chief Financial Officer and Company Secretary	60-66 Hanover Street Fitzroy Victoria 3065 Australia

Ross Barrow (note)	Chief Operating Officer	60-66 Hanover Street Fitzroy Victoria 3065 Australia

W. Ian Smith	Business Development Manager - DNA Profiling	60-66 Hanover Street Fitzroy Victoria 3065 Australia

Jonathan S. Whitty (note)	Business Development Manager - Medical Diagnostics	60-66 Hanover Street Fitzroy Victoria 3065 Australia

M. Luisa Ashdown	General Manager - Licensing	60-66 Hanover Street Fitzroy Victoria 3065 Australia

Catherine M. Barclay	General Manager - Human Resources	60-66 Hanover Street Fitzroy Victoria 3065 Australia

Note:           Both Ross Barrow and Jonathan Whitty had tendered their resignations as of the date of this Annual Report.

Item 1.B         Advisers

Our principal bankers, accountants and legal advisers are as follows:

Name of Adviser	Function	Business Address

Ernst & Young	Auditors	8 Exhibition Street Melbourne Victoria 3000 Australia

St. George Bank Limited	Bankers - Australia	530 Collins Street Melbourne Victoria 3000 Australia

KeyBank National Association	Bankers - USA	1130 Haxton Drive Fort Collins Colorado 80525 USA

Baker & McKenzie	General Counsel	525 Collins Street Melbourne Victoria 3000 Australia

Hamilton, DeSanctis & Cha	Licensing Attorneys	225 Union Boulevard, Suite 305 Lakewood Colorado 80228 USA

Sheridan Ross PC	Patent Attorneys	1560 Broadway, Suite 1200 Denver Colorado 80202-5141 USA

Greenberg Traurig, LLP	U.S. Securities Counsel	200 Park Avenue New York New York 10166 USA

Item 1.C         Auditors

The auditors of the Company’s financial statements for the years ended June 30, 2008, 2007, 2006, 2005 and 2004 were Ernst & Young, whose address is 8 Exhibition Street, Melbourne, Victoria, 3000, Australia.  Ernst & Young is the Company’s current independent registered public accounting firm, an appointment ratified at the Annual General Meeting held on November 28, 2003.

Item 2.            Offer Statistics And Expected Timetable

Not applicable.

Item 3.            Key Information

Item 3.A         Selected Financial Data

The following selected financial data for the four years ended June 30, 2008 is derived from the audited consolidated financial statements of Genetic Technologies Limited, prepared in accordance with International Financial Reporting Standards (“IFRS”), which became effective for our company as of our fiscal year ended June 30, 2006.  Under IFRS 1, “First-time Adoption of International Financial Reporting Standards,” or IFRS 1, a company adopting IFRS for the first time is required to adopt accounting policies that comply with IFRS and related interpretations that are in effect at the reporting date of its first annual financial statements prepared in accordance with IFRS, in our case June 30, 2006.  IFRS 1 also requires that those policies be applied as of the date of transition to IFRS, in our case July 1, 2004, and consistently throughout all periods presented in the first annual financial statements prepared in accordance with IFRS.  However, the Company was not required to recast its financial statements prior to July 1, 2004 in accordance with IFRS, and is therefore unable to provide the selected data for the year ended June 30, 2004 prepared in accordance with IFRS.  Accordingly, U.S. GAAP selected data for the 2004 financial year has been removed.  Our consolidated financial statements appearing in this report comply with both the IFRS as issued by International Accounting Standards Board and Australian equivalents to International Financial Reporting Standards, or A-IFRS.

The balance sheet data as of June 30, 2008 and 2007 and the income statement data for fiscal years 2008, 2007 and 2006 are derived from our audited consolidated financial statements included in this annual report.  Balance sheet data as of June 30, 2006 and 2005 and income statement data for the 2005 and 2004 financial years are derived from our audited consolidated financial statements which are not included in this Annual Report.  The data should be read in conjunction with the consolidated financial statements, related notes and other financial information included herein.

All amounts are stated in Australian dollars as of June 30 as noted.

GENETIC TECHNOLOGIES LIMITED

CONSOLIDATED INCOME STATEMENTS
FOR 2008, 2007, 2006 AND 2005

	Year ended June 30, 2008	Year ended June 30, 2007	Year ended June 30, 2006	Year ended June 30, 2005
	AUD	AUD	AUD	AUD

Revenue from operations	15,702,336	14,978,819	10,048,703	9,607,237
Other income	276,606	340,486	708,411	782,714
Employee benefits expenses	(6,568,966)	(5,556,644)	(5,432,506)	(4,853,853)
Amortization and depreciation expenses	(4,755,155)	(4,602,992)	(4,817,277)	(4,411,685)
Impairment losses and other write-downs	(2,378,000)	(1,306,960)	(97,500)	—
Genetic testing expenses	(1,599,644)	(1,989,098)	(2,008,546)	(1,752,495)
Contract research and trial expenses	(1,267,748)	(1,247,775)	(1,345,916)	(873,501)
Royalties, license fees and commissions paid	(889,520)	(580,122)	(177,283)	(921,548)
Legal and patent fees	(873,854)	(748,605)	(1,440,929)	(4,555,642)
Administration expenses	(839,226)	(901,380)	(910,776)	(1,068,232)
Rent and outgoings	(533,644)	(535,045)	(511,050)	(495,749)
Net foreign exchange losses	(254,954)	(317,317)	—	(186,222)
Marketing and promotion expenses	(221,644)	(437,087)	(502,353)	(504,974)
Withholding tax	(94,524)	(264,391)	(90,500)	(258,243)
Finance costs	(66,763)	(90,929)	(112,082)	(69,965)
Other expenses	(1,086,938)	(1,086,662)	(1,218,519)	(1,211,777)

Loss before income tax	(5,451,638)	(4,345,702)	(7,908,123)	(10,773,935)
Income tax expense	—	—	—	—
Loss for the year	(5,451,638)	(4,345,702)	(7,908,123)	(10,773,935)
Net loss / (profit) attributable to minority interests	5,549	17,159	(10,650)	(46,292)
Net loss attributable to equity holders of Genetic Technologies Limited	(5,446,089)	(4,328,543)	(7,918,773)	(10,820,227)

Loss per share (cents per share)
Basic and diluted net loss per ordinary share	(1.5)	(1.2)	(2.2)	(3.4)

Weighted-average shares outstanding	362,389,899	362,389,899	362,386,940	315,264,068

GENETIC TECHNOLOGIES LIMITED

CONSOLIDATED BALANCE SHEET DATA
FOR 2008, 2007, 2006 AND 2005

	Year ended June 30, 2008	Year ended June 30, 2007	Year ended June 30, 2006	Year ended June 30, 2005
	AUD	AUD	AUD	AUD

Assets
Current assets	15,893,852	14,600,846	13,960,666	19,693,325
Non-current assets	8,200,726	14,848,181	19,756,241	23,805,732

Total assets	24,094,578	29,449,027	33,716,907	43,499,057

Liabilities
Current liabilities	(3,047,002)	(3,248,763)	(2,946,212)	(4,871,674)
Non-current liabilities	(262,503)	(97,455)	(528,556)	(944,144)

Total liabilities	(3,309,505)	(3,346,218)	(3,474,768)	(5,815,818)

Net assets	20,785,073	26,102,809	30,242,139	37,683,239

Shareholders’ equity
Contributed equity	70,243,996	70,243,996	70,243,996	70,235,396
Reserves	1,588,804	1,456,895	1,237,524	779,101
Accumulated losses	(51,189,189)	(45,743,100)	(41,414,557)	(33,495,784)
Minority interests	141,462	145,018	175,176	164,526

Total shareholders’ equity	20,785,073	26,102,809	30,242,139	37,683,239

Exchange rates

The following table sets forth, for the periods and dates indicated, certain information concerning the noon buying rate in New York City for Australian dollars expressed in U.S. dollars per $1.00 as certified for customs purposes by the Federal Reserve Bank of New York.

Period ended	At period end	Average rate	High	Low

Yearly data

June 2004	0.6952	0.7132	0.8005	0.6345
June 2005	0.7618	0.7564	0.7792	0.7498
June 2006	0.7423	0.7475	0.7781	0.7056
June 2007	0.8491	0.7899	0.8491	0.7407
June 2008	0.9562	0.8965	0.9644	0.7672

Monthly data

June 2008	0.9562	0.9511	0.9610	0.9342
July 2008	0.9415	0.9620	0.9797	0.9415
August 2008	0.8563	0.8815	0.9317	0.8553
September 2008	0.8211	0.8168	0.8441	0.7831
October 2008	0.6574	0.6870	0.7937	0.6073
November 2008	0.6546	0.6591	0.7005	0.6191
December 2008 (note)	0.6985	0.6636	0.6985	0.6343

Note:                   Data for December 2008 covers the period up to December 18, 2008.

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

•                  the entrance of competitive products or technologies into our market;

•                  new medical discoveries;

•                  the establishment of strategic partnerships and alliances;

•                  changes in reimbursement policies or other practices related to the pharmaceutical industry; or

•                  other industry and market changes or trends.

Since our listing on the Australian Securities Exchange in August 2000, the price of our Ordinary Shares has ranged from a low of $0.038 to a high of $1.05 per share.  Further fluctuations are likely to occur due to events not within our control and general market conditions affecting the biotechnology sector or the stock market generally.  The most significant such event of which we have knowledge took place in August 2003 after a television report in Australia on our company was broadcast.  During that week, the price of our shares increased from $0.58 to $0.87 on a volume of 26,000,000 shares traded, which was exceptionally high for us.  The share price subsequently retreated.

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

We have never paid a cash dividend on our Ordinary Shares and we do not anticipate paying a cash dividend in the foreseeable future.  We intend to retain future cash earnings, if any, for reinvestment in the development and expansion of our business.  Whether we pay cash dividends in the future will be at the discretion of our Board of directors and may be dependent on our financial condition, results of operations, capital requirements and any other factors our Board of directors decides is relevant.  As a result, an investor may only recognize an economic gain on an investment in our stock from an appreciation in the price of our stock.

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

The business which is now known as Genetic Technologies Limited was founded in 1989.  We have incurred operating losses in every year of our existence.  We incurred net losses of $10,820,227 for the year ended June 30, 2005, net losses of $7,918,773 for the year ended June 30, 2006, net losses of $4,328,543 for year ended June 30, 2007 and net losses of $5,446,089 for year ended June 30, 2008.  As of  June 30, 2008, we have accumulated losses of $51,189,189.  The extent of future losses and the time required to achieve profitability remains uncertain.

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

If we are unable to protect our proprietary assets, we may not be able to commercialize products or services.

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

We have in the past and may possibly in the future become a party to litigation involving patents and intellectual property rights.  We have previously commenced litigation against a number of parties to protect our rights pertaining to our intellectual property.  We may in the future receive claims of infringement of intellectual property rights from other parties.  If we do not prevail in any future legal proceedings, we may be required to pay significant monetary damages.  In addition, we could also be enjoined from use of certain processes or prevented from selling certain configurations of our products or services that were found to be within the scope of the patent claims.  In the event we did not prevail in any future proceeding, we would either have to obtain licenses from the other party, avoid certain product configurations or modify some of our products, services and processes to design around the patents.  Licenses could be costly or unavailable on commercially reasonable terms.  Designing around patents or focusing efforts on different configurations could be time consuming, and we may have to remove some of our products or services from the market while we were completing redesigns.  Accordingly, if we are unable to settle future intellectual property disputes through licensing or similar arrangements, or if any such future disputes are determined adversely to us, our ability to market and sell our products and services could be harmed.  This would in turn reduce demands for our services and harm our financial condition and results of operations.

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

Our business exposes us to potential liability risks that are inherent in the testing, manufacturing, marketing and sale of genetic tests.  The use of our products and product candidates, whether for clinical trials or commercial sale, may expose us to professional liability claims and possible adverse publicity.  We may be subject to claims resulting from incorrect results of analysis of genetic variations or other screening tests performed using our services.  Litigation of such claims could be costly.  We could expend significant funds during any litigation proceeding brought against us.  Further, if a court were to require us to pay damages to a plaintiff, the amount of such damages could significantly harm our financial condition.  Although we have public and products liability insurance coverage under broadform liability and professional indemnity policies, for an aggregate amount of $60,000,000, the level or breadth of our coverage may not be adequate to fully cover potential liability claims.  To date we have not been subject to any claims, or ultimately liability, in excess of the amount of our coverage.  In addition, we may not be able to obtain additional professional liability coverage in the future at an acceptable cost.  A successful claim or series of claims brought against us in excess of our insurance coverage and the effect of professional liability litigation upon the reputation and marketability of our technology and products, together with the diversion of the attention of key personnel, could negatively affect our business.

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

In addition, our collaborators and service providers may be working with these types of hazardous materials, including hazardous chemicals, in connection with our collaborations.  In the event of a lawsuit or investigation, we could be held responsible for any injury caused to persons or property by exposure to, or release of, these patient samples that may contain viruses and hazardous materials.  The cost of this liability could exceed our resources.  While we maintain broadform liability insurance coverage for these risks, in the amount of up to $40,000,000, the level or breadth of our coverage may not be adequate to fully cover potential liability claims.  To date, we have not been subject to claims, or ultimately liability, in excess of the amount of our coverage.  Our broadform insurance coverage also covers us against losses arising from an interruption of our business activities as a result of the mishandling of such materials.  We also maintain workers’ compensation insurance, which is mandatory in Australia, covering all of our workers in the event of injury.

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

In Australia, there is no law that prohibits the performing of a paternity test by using just a sample obtained from a father and child.  In May 2003, the Australian Law Reform Commission (ALRC) released its report into Human Genetic Testing in Australia.  In relation to paternity testing, it made various recommendations, the most significant of which was that the testing of a child without the knowledge or consent of both parents should be made illegal.  In December 2005, the Australian Government formally responded to the ALRC report.  Although it accepted most of the report’s recommendations, it did not accept its recommendation that it should be illegal to test a child without the knowledge or consent of both parents.  Instead, it recommended that the body that formally accredits laboratories, National Association of Testing Authorities (NATA) should review its accreditation requirements for DNA parentage testing to ensure that laboratories meet the highest technical and ethical standards, particularly in relation to consent to testing, protecting the integrity of genetic samples, and providing information about counselling.  As of December 2008, it is not clear what NATA has done in relation to the Government’s recommendation.

In November 2008, the Federal Government released a discussion paper on non-consensual genetic testing which it proposes to make illegal.  The purpose of this paper is to obtain feedback from the public and industry on this issue prior to formulating legislation in this area.  In the area of paternity testing, the paper discusses the issue of consent but makes no recommendation as to what the required consent for taking a sample from a child would be.  For example, does this require the consent of both parents or just one?  If the testing of a sample eventually requires the consent of both parents, then this will have a negative impact on our revenue as father/child testing is a substantial and growing market.

Responses to the discussion paper must be submitted by the end of January 2009. It is not known how long the Government will take to consider these submissions nor its timeframe to draft and then pass any proposed legislation.  If passed, this legislation will immediately become law in the Australian Capital Territory and the Northern Territory.  All other States would then be required to pass mirror legislation but are under no obligation to do so.  It is not clear how long it would take the States to pass this legislation.

We rely on the services of individuals who possess special skills and experience.

Much of the future success of the Company depends on the continued service and availability of skilled personnel, including members of its senior executive team, and those in technical, marketing and staff positions.  While we are actively recruiting new employees with such skills and experience to reduce our reliance on these individuals, skilled personnel, with specific experience in the biotechnology industry, are in high demand and competition for their talents is intense.

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

Licensing

The patenting of genes and issues surrounding access to genetic knowledge are the subjects of extensive and ongoing public debate in many countries.  By way of example, the Australian Law Reform Commission conducted two inquiries into the social uses of genetic information.  The patents we hold over uses of “non-coding” DNA have a broad scope and these have also been the subject of debate and some criticism in the media.  A risk we may face is that individuals or organisations in any of the countries in which these patents have issued could potentially take legal action to seek their amendment, revocation or invalidation.

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

In recent years, health care payors as well as federal and state governments have focused on containing or reducing health care costs.  We cannot predict the effect that any of these initiatives may have on our business.  In particular, gene-based therapeutics, if successfully developed and commercialized, are likely to be costly compared to currently available drug therapies.  Health care cost containment initiatives focused either on gene-based therapeutics or on genetic testing could result in the growth in the clinical market for genetic testing being curtailed or slowed.  In addition, health care cost containment initiatives could also cause pharmaceutical companies to reduce research and development spending.  In either case, our business and our operating results could be adversely affected.  Further, genetic testing in clinical settings is often billed to third-party payors, including private insurers and governmental organizations.  If our current and future clinical products and services are not considered cost-effective by these payors, reimbursement may not be available to users of our services.  In this event, potential customers would be much less likely to use our services and our business and operating results could be harmed.

ITEM 4.                             INFORMATION ON THE COMPANY

Item 4.A                          History and Development of the Company

We were incorporated under the laws of Western Australia on January 5, 1987 as Concord Mining N.L.  On August 13, 1991, we changed our name to Consolidated Victorian Gold Mines N.L.  On December 2, 1991, we changed our name to Consolidated Victorian Mines N.L.  On March 15, 1995, we changed our name to Duketon Goldfields N.L.

On October 15, 1999, the type of company was changed from a No Liability Company to a company limited by shares.      On August 29, 2000, we changed our name to Genetic Technologies Limited, which is our current name.  We were originally incorporated as a mining company and gradually phased out our mining activities and became a biotechnology company with the acquisition of GeneType AG in August 2000.  Our Australian Company Number (ACN) is 009 212 328.  Our Australian Business Number (ABN) is 17 009 212 328.  We operate pursuant to our constitution, the Australian Corporations Act 2001, the Australian Securities Exchange Listing Rules, the Marketplace Rules of NASDAQ and, where applicable, local legislation.

Our registered office, headquarters, laboratory and business activities are all located at 60-66 Hanover Street, Fitzroy, Victoria, 3065 Australia.  Our telephone number is +61 3 8412 7000.  Our website address is www.gtg.com.au.  Information on our website and websites linked to it does not constitute part of this Annual Report.

On August 29, 2000, we acquired 100% of GeneType AG, including all of its valuable patents, and we changed our focus exclusively to the area of biotechnology.  We also changed our name to Genetic Technologies Limited to better reflect our new business.  In September 2000, our listing was duly transferred from the mining board of the ASX to the industrial board and our shares were thereafter classified under the industry group “Health and Biotechnology”, completing our transformation from a mining and resources company into a biotechnology company.  During 2001, we also acquired 10% of the issued and outstanding shares in Cytomation Inc., based in Fort Collins, Colorado.  At that time, Cytomation was a leader in the manufacture and sales of flow cytometers and cell sorters.  Also, in December 2001, we acquired an initial shareholding of less than 1% in the issued capital of XY, Inc., a company also based in Fort Collins.  In July 2001, we acquired the business of DNA-ID Labs in Perth, Western Australia, as part of our strategy of expanding our paternity testing business in Australia.  In March 2002, we formed AgGenomics Pty. Ltd., based in Melbourne, in order to expand our genetic testing services into the field of plant genetics.  In May 2003, we acquired the fixed assets of the business Genetic Science Services in Melbourne, in order to further expand into the field of genetic testing.  In May 2007, we sold all of our shares in XY, Inc.  The total proceeds received from the sale were $332,709 which resulted in a loss on sale of $33,307.  In July 2008, we acquired all of the issued shares of Frozen Puppies Dot Com Pty. Ltd. based in Calga, New South Wales, which is Australia’s leading provider of canine reproductive services.

Since the acquisition of GeneType AG, the directors have disposed of all remaining mining interests so that our activities now focus solely on emerging opportunities in the field of biotechnology.  Our current activities in biotechnology primarily concentrate on three clearly defined areas of activity which are covered under Item 4.B “Business Overview”.

In early calendar year 2002, we commenced the process of out-licensing our non-coding patents, announcing several early successes.  Since then, we have granted commercial licenses to a total of 38 licensees and 6 research licenses to the following parties, which are listed in reverse chronological order of their effective dates:

Commercial licensees	Research licensees

38. Millennium Pharmaceuticals Inc., USA	6. Texas A&M University (Merlogen Inc.), USA
37. GeneDx (Bio Reference Laboratories Inc.), USA	5. Colorado State University, USA
36. General Electric Company, USA	4. University of Technology Sydney, Australia
35. Prometheus Laboratories Inc. USA	3. King’s College, London, England
34. Kimball Genetics Inc., USA	2. University of Sydney, Australia
33. BioSearch Technologies Inc., USA	1. University of Utah, USA
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
4. Perlegen Sciences Inc., USA
3. Nanogen Inc., USA
2. Sequenom Inc., USA
1. Genetic Solutions Pty. Ltd., Australia

It is a priority for the Company to continue to identify additional parties who would benefit from taking a license to the Company’s non-coding patents.  We are now pursuing negotiations with a number of companies and organizations in USA and Europe that would benefit from taking a license to our non-coding patents or from collaborations with our service testing business.

In order to increase the rate at which these licenses can be secured, the licensing team at the Company’s headquarters in Melbourne, Australia has been expanded in recent years by the appointment of additional staff to accelerate the preparation of dossiers on potential licensees.  Internationally, independent licensing contractors were engaged to represent the Company “on the ground” in our major markets.

Item 4.B                          Business Overview

We are a biotechnology company, now pursuing commercial opportunities in three main areas of activity:

(i)                     out-licensing our non-coding patents globally;

(ii)                  expanding our genetic service testing business in the Asia-Pacific Region; and

(iii)               supporting certain late-stage research projects in which we are already involved.

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

Our Patent Portfolio

The acquisition of GeneType AG gave our company ownership rights to a potentially significant portfolio of issued patents.  The major families of patents in the portfolio include:

(a)          Intron Sequence Analysis;

(b)         Genomic Mapping;

(c)          Electrophoresis Standards;

(d)         Ancestral Haplotypes;

(e)          Sports Performance;

(f)            Immunotherapeutics;

(g)         Antiparasitics; and

(h)         Fetal Cell Recovery.

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

(c)   The Electrophoresis Standards patents - describe a method for identifying band positions in an electrophoretic separation by also including a control, which serves as an internal standard.

(d)   The Ancestral Haplotypes patents - describe a method for determining ancestral haplotypes using haplospecific geometric elements within the major histocompatibility complex multi-gene cluster and methods of genetic analysis involving the amplification of complimentary duplicons.  These patents were acquired from the C.Y. O’Connor ERADE Village Foundation in Western Australia.

(e)   The Sports Performance patents - describe a method that enables aspects of athletic performance to be predicted based on detection of various forms of the alpha actinin 3 (ACTN3) gene.

(f)    The Immunotherapeutics patents - describe various methods aimed at improving the efficacy of cancer therapy and treatment of HIV-AIDS and form the basis of the ImmunAid project.

(g)   The Antiparasitic patents - describe means to identify and to control a variety of species of parasites.  The patent applications describe the use of modern genetic technologies to identify celluar targets for two novel classes of chemicals which can be used to control the major parasitic worms of sheep and cattle.  These nematodes are responsible for extensive economic losses to the sheep and cattle industries and are rapidly developing resistance to the existing chemicals.  The novel classes of chemical described in these patents offer a safe and highly effective alternative.

(h)   The Fetal Cell Recovery patents - the older patents describe a novel and safe method for the isolation and collection of fetal cells from the peripheral blood of a pregnant woman, utilizing various HLA or other markers plus flow cytometry - all without any invasive procedure that might endanger the mother or the child.  Together with more recent patents, these form the basis of the intellectual property associated with the RareCellect project.

The many issued, allowed and pending patents claimed by GeneType AG, and which are now owned by our Company, distinguish us from competitors by giving us the legal right to claim ownership of proprietary methods and compositions for analysis of DNA using information contained within non-coding regions and for isolation of fetal cells.  The methods and compositions for analysis of DNA may be used to identify a particular form of a gene or to map the location of a disease-associated gene along a chromosome.

In total, we own 8 issued patents and 11 patent applications in the United States.  Reflecting our international business strategy, we have also sought and been granted foreign patents by many other major industrialized nations, corresponding to each of the major patents already issued in the United States.

Generally, United States patents filed with the United States Patent Office prior to June 8, 1995 have a term of 17 years from the date of issuance, and 20 years from the application filing date or earlier claimed priority date in the case of patents issued from applications filed on or after June 8, 1995.  For applications filed after May 29, 2000, the term is 20 years from the date of filing.  A minimum term of 17 years is assured, provided the applicant causes no delays during prosecution.  Patents in most other countries have a term of 20 years from the date of filing the patent application.  Our issued United States patents will begin to expire in 2009.  We intend to continue to file patent applications as we develop new products, technologies and patentable enhancements.  Prosecution practices have been implemented to avoid any applicant delays that could compromise the 17-year minimum term.  There can be no guarantee that such procedures will prevent the loss of a potential patent term.  This is particularly true in the short-term as the patent rules implementing the most recent patent term changes are largely new and untested.

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

In addition to patent protection, we rely on trade secret protection of our intellectual property.  We attempt to protect our trade secrets by entering into confidentiality agreements with third parties, employees and consultants.  Our employees and consultants are required to sign agreements to assign to us their interests in discoveries, inventions, patents, trademarks and copyrights arising from their work for us.  They are also required to maintain the confidentiality of our intellectual property, and refrain from unfair competition with us during their employment and for a certain period of time after their employment with us, which includes solicitation of our employees and customers.  We cannot be certain these agreements will not be breached or invalidated.  In addition, third parties may independently discover or invent competing technologies or reverse engineer our trade secrets or other technologies.

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

Of those 13 so identified, we have secured licenses with six, relinquished our claims against four and commenced proceedings against Applera, Covance and Nuvello.  The suits against Covance and Nuvello were subsequently settled.  On December 12, 2005, we announced the final settlement of our patent dispute with Applera Corporation, further to a settlement conference held in San Francisco, California.  The parties had executed a number of binding agreements, including a final Settlement Agreement plus license agreements and a supply agreement and, subsequently, they jointly applied to Northern California District Court requesting that all claims and counterclaims in the legal action be dismissed forthwith.  The total value of the consideration receivable by us is approximately $15 million, payable partly in cash and partly in kind, including agreements supplying the Company with certain Applera equipment, reagents and intellectual property rights.  Recognition of in-kind consideration as revenue is subject to us meeting certain revenue recognition criteria including, but not limited to, the measurement of fair value at the time of receipt.

Our Patents

Our current patent portfolio is described below.  “Numbers” refers to either provisional, application, publication or patent number.

	Country / region	Numbers	Granted	Pending

INTRON SEQUENCE ANALYSIS

Intron sequence analysis method for detection of adjacent and remote locus alleles as haplotypes	Australia	AU654111	•
Earliest priority August 25, 1989		AU672519	•
	Austria	AT144797	•
	Belgium	EP414469	•
	Canada	CA2023888	•
	Denmark	DK414469	•
	Europe	EP414469	•
	France	EP414469	•
	Germany	DE69029018	•
		DD299319	•
	Great Britain	EP414469	•
	Greece	GR3022410	•
	Hong Kong	HK1008053	•
	Israel	IL95467	•
	Italy	EP414469	•
	Japan	JP3206812	•
	Liechtenstein	EP414469	•
	Luxemburg	EP414469	•
	Netherlands	EP414469	•
	New Zealand	NZ235051	•
	Singapore	SG47747	•
	South Africa	ZA9006765	•
	Spain	ES2095859	•
	Sweden	EP414469	•
	Switzerland	EP414469	•
	United States	US5192659	•
		US5612179	•
		US5789568	•

	Country / region	Numbers	Granted	Pending

GENOMIC MAPPING

Genomic mapping method by direct haplotyping using intron sequence analysis	Australia	AU647806	•
Earliest priority July 11, 1990	Austria	AT185377	•
	Belgium	EP570371	•
	Canada	CA2087042	•
	Denmark	DK570371	•
	Europe	EP570371	•
	France	EP570371	•
	Germany	DE69131691	•
	Great Britain	EP570371	•
	Ireland	IE912426	•
	Israel	IL98793	•
	Italy	EP570371	•
	Japan	JP3409796	•
	Luxemburg	EP570371	•
	Netherlands	EP570371	•
	New Zealand	NZ238926	•
	South Africa	ZA9105422	•
	Sweden	EP570371	•
	Switzerland	EP570371	•
	United States	US5851762	•

ELECTROPHORESIS STANDARDS

Internal standard for electrophoretic separations	Austria	AT159589	•
Earliest priority July 11, 1990	Europe	EP466479	•
	France	EP466479	•
	Germany	DE69127999	•
	Great Britain	EP466479	•
	Japan	JP4232850	•
	Sweden	EP466479	•
	United States	US5096557	•

ANCESTRAL HAPLOTYPES

Genetic analysis	Europe	EP660877	•
Earliest priority November 1, 1991	France	EP660877	•
	Germany	DE69232726	•
	Great Britain	EP660877	•

Method for determining ancestral haplotypes using haplospecific geometric elements within the major histocompatability complex multigene cluster	United States	US6383747	•
Earliest priority November 1, 1991

Methods of genetic analysis involving the amplification of complementary duplicons	Australia	AU2006214800		•
Earliest priority February 16, 2005	Canada	CA2597947		•
	Europe	EP06704883		•
	Japan	JP2007555425		•
	United States	US11/816522		•

	Country / region	Numbers	Granted	Pending

SPORTS PERFORMANCE

ACTN3 genotype screen for athletic performance	Australia	AU2003258390	•
Earliest priority September 16, 2002	Canada	CA2499084		•
	China	CN1732270		•
	Europe	EP1546403		•
	India	599/KOLNP/2005	•
	Japan	JP2005538710	•
	New Zealand	NZ538890	•
	Russia	RU2005111236		•
	South Korea	KR20050053670		•
	United States	US2006121478		•

IMMUNOTHERAPEUTICS

A retroviral immunotherapy	Australia	AU2003200583	•
Earliest priority August 18, 2000	New Zealand	NZ524280	•
	Singapore	SG95523	•
	South Africa	ZA200301694	•
	Brazil	BR0113354		•
	Canada	CA2431954		•
	China	CN1469746		•
	Europe	EP1311267		•
	United States	US20030228320		•

Cancer therapy	Singapore	SG105902	•
Earliest priority February 14, 2002	South Africa	ZA200407142	•
	Australia	AU2003203051	•
	Brazil	BR0307661		•
	Canada	CA2476366		•
	China	CN1646155		•
	Europe	EP1482970		•
	Japan	JP2005523277		•
	New Zealand	NZ554840		•
	United States	US2005180971		•

Strategy for retroviral immunotherapy	Singapore	SG105903	•
Earliest priority February 20, 2002	South Africa	ZA200407143	•
	Brazil	BR0307868		•
	Canada	CA2476956		•
	China	CN1646156		•
	China	CN200710199719		•
	Europe	EP1482971		•
	Japan	JP2005526729		•
	New Zealand	NZ554839		•

Method of therapy	Singapore	SG121609	•
Earliest priority October 24, 2003	Australia	AU2004283322		•
	Canada	CA2543490		•
	China	CN1898569		•
	Europe	EP1692516		•
	Israel	IL175141		•
	Japan	JP2007509078		•
	Mexico	PA/a/2006/004522		•
	New Zealand	NZ546873		•
	United States	US2007202119		•

	Country / region	Numbers	Granted	Pending

IMMUNOTHERAPEUTICS (cont.)

Therapeutic strategy for treating autoimmune and degenerative diseases	Australia	AU2005282218		•
Earliest priority September 8, 2004	Canada	CA2579353		•
	Europe	EP1805510		•
	Japan	JP2007530544		•
	New Zealand	NZ553720		•
	Singapore	SG130540		•
	United States	US11/574911		•

ANTIPARASITICS

Compounds, composition and methods for controlling invertebrate pests	World	PCT/AU2007/001762		•
Earliest priority November 15, 2006

Invertebrate control agents, compositions and methods of use	Australia	AU2007906474		•
Earliest priority November 23, 2006

FETAL CELL RECOVERY

Fetal cell recovery method	Australia	AU649027	•
Earliest priority March 27, 1990	Austria	AT194166	•
	Belgium	EP521909	•
	Canada	CA2059554	•
	Denmark	DK521909	•
	Europe	EP521909	•
	France	EP521909	•
	Germany	DE69132269	•
	Great Britain	EP521909	•
	Greece	GR3034487	•
	Ireland	IE910996	•
	Israel	IL97677	•
	Italy	EP521909	•
	Japan	JP2965699	•
	Liechtenstein	EP521909	•
	Luxemburg	EP521909	•
	Netherlands	EP521909	•
	New Zealand	NZ237589	•
	Singapore	SG79188	•
	South Africa	ZA9102317	•
	Spain	ES2149760	•
	Sweden	EP521909	•
	Switzerland	EP521909	•
	United States	US5447842	•
		US5153117	•

Maternal antibodies as fetal cell markers to identify and enrich fetal cells from maternal blood	Singapore	SG108133	•
Earliest priority May 30, 2002	Australia	AU2003229397		•
	Canada	CA2492631		•
	Europe	EP1532453		•
	Hong Kong	HK1075699		•
	Japan	JP2005528616		•
	New Zealand	NZ537328	•
	United States	US2005287604		•

	Country / region	Numbers	Granted	Pending

FETAL CELL RECOVERY

Identification of fetal DNA and fetal cell markers in maternal plasma or serum	Australia	AU2004217872		•
Earliest priority March 5, 2003	United States	US20070134658		•

Methods of enriching fetal cells	Europe	EP06721493		•
Earliest priority May 11, 2005	Japan	JP2008510361		•
	United States	US11/914107		•

Isolation of fetal cells	United States	US61/029496		•
Earliest priority February 18, 2008

Using cell size to enrich fetal cells	United States	US61/078230		•
Earliest priority July 3, 2008

Out-licensing our Non-coding Patents Globally

The Company is currently commercializing and licensing its non-coding patents in the United States and elsewhere.

This strategy was initiated in late 2000, soon after GeneType AG and its patents were acquired by the Company.  The first step in the process was to secure patent insurance, which we achieved in early 2001.  This meant that if we were forced to take legal action against infringers, under that policy the cost would be largely covered by our underwriter.  This policy has since expired.

Thereafter, we progressively made contact with many companies in the United States and elsewhere, bringing the patents to their attention and indicating how they might benefit from a license to the Company’s non-coding patents.  In late 2002, we hired a manager to manage the Australian end of the licensing effort and to establish a central database of all prospective licensees, globally.

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

Our Licenses and Commercial Collaborations

The following section describes our existing commercial and research licenses, our collaborations and our collaborators.  We announced our first license to the non-coding patents to the Australian livestock testing firm Genetic Solutions Pty. Ltd., in February 2002.  Since then, we have formed several collaborations and granted a number of additional licenses.

Commercial Licenses and Collaborations:

Agriculture Victoria Services Pty. Ltd.:  In February 2002, our subsidiary GeneType Pty. Ltd. entered into a joint venture agreement with Agriculture Victoria Services Pty. Ltd. (“AVS”) for the formation of the joint venture company AgGenomics Pty. Ltd., to operate a joint venture business in commercial plant genotyping and genomics services.  Under the terms of the joint venture agreement, we hold 50.1% of the shares of the joint venture company.  We have certain obligations under the joint venture agreement to loan money to the joint venture company, which is not expected to exceed $500,000 at any given time.  AVS is not required to provide further funding to the joint venture company.  The agreement is terminable by a party in the event of a breach by the other party that is not timely cured or upon the occurrence of an “adverse event” to the company or to either shareholder.  Adverse events are insolvency type events or discontinuation of business.  In the event of termination the non-defaulting party can require liquidation of the company or purchase the other party’s interest, as it chooses.

Sequenom License: Also in April 2002, we granted a license to bioinstrument maker Sequenom, Inc., who paid us a non-refundable license fee in cash and shares in return for a license to our non-coding analysis and mapping patents.  The license can be terminated by either party upon any material breach of any term or condition by the other party which has not been timely cured after notice.  We may also terminate the agreement in the event of the bankruptcy of the licensee or discontinuation of their business.

Nanogen License:  In April 2002 we granted a license to Nanogen, Inc, of San Diego, USA, who specializes in the development of biochip applications in genetics diagnostics.  Nanogen paid us a non-refundable license fee and unlisted warrants in return for a license limited to genetic research and human diagnostics.  Specifically, Nanogen receives no rights to the mapping patent nor any applications in animals or plants.  Since the date of the initial license, the warrants became “in the money” and we exercised them, acquiring Nanogen shares which we disposed of in market transactions generating further income.  The license can be terminated by either party upon any material breach of any term or condition of the agreement not timely cured.  We also can terminate the agreement in the event the licensee becomes involved in insolvency proceedings or if it discontinues its business for any reason.

Perlegen License:  In August 2002, we granted a license to US genome researcher, Perlegen Sciences, Inc., which paid a non-refundable combination of cash and securities for an exclusive license limited to a specialized field known as “high resolution whole genome analysis”.  Either party can terminate the license agreement upon any material breach of any term or condition by the other party that is not timely cured after notice.  We also have the right to terminate the agreement in the event of insolvency of the licensee or if it discontinues it business for any reason.

Myriad Licenses:  In October 2002, we announced a licensing agreement with Myriad Genetics, Inc, under which we granted Myriad broad rights to utilize our non-coding patents, in return for which Myriad agreed to pay us a non-refundable license fee plus future fees on an annual basis in lieu of royalties, plus the rights to bring Myriad’s predictive tests to Australia and New Zealand.  These tests, which include genetic susceptibility tests for breast cancer, ovarian cancer, bowel cancer, melanoma and cardiac risk are now being offered by the Company in Australia and have resulted in the expansion of our existing genetic testing facilities in Melbourne.  The license can be terminated by either party upon material breach by the other party that is not cured within 30 days of notice.  We also may terminate if the licensee fails to make any payment required by the agreement.  Under the second of two agreements, we are granted a license to use Myriad’s diagnostic services in Australia and New Zealand in exchange for an annual fee.  We are obligated to use reasonable efforts to commercialize the licensed diagnostic services in Australia and New Zealand.  Under the terms of this agreement, we have been granted an option in exchange for upfront payments and a continuing royalty, to expand the license in respect of full sequence testing, which has not been exercised.  The term of this agreement extends until 2012.  Either party can terminate the agreement upon a material breach not timely cured after notice.  In addition, Myriad can terminate if we fail to make any payment required under the agreement.

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

Orchid License:  In May 2003, we reached agreement with Orchid BioSciences Inc. of Princeton, New Jersey, USA.  Under the terms of the agreement, we granted Orchid an irrevocable option to obtain a non-exclusive license to our non-coding analysis patents.  We also granted Orchid a covenant not to sue.  The license is terminable by a party for material breach that is not cured by the other party, by licensee upon 30 days’ written notice to us and by either party in the event of discontinuation of its business, an insolvency event or failure to pay amounts due and owing to the other.

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

LabCorp License:  In February 2004, we granted a license to our non-coding patents to Laboratory Corporation of America Holdings (known as “LabCorp”), a leading provider of human diagnostic services in the U.S. and Canada.  It also performs testing in Europe for other companies, including pharmaceutical companies, for regulatory compliance purposes.  The consideration received for the license, which covers both the non-coding analysis and mapping patents, included a non-refundable signing fee plus annual license annuity payments for the life of the patents, through 2015.  LabCorp also withdrew a declaratory action in respect of our patents which had been initiated in New Jersey.  The license is terminable by either party upon material breach by the other party that is not timely cured.  In addition, we are entitled to terminate the agreement in the event that the licensee intentionally and knowingly promotes the licensee’s reference testing to third party clinical laboratories for the purpose of circumventing the need for such laboratories to license our patents.  The licensee is entitled to terminate the agreement at any time upon 30 days prior written notice (without prejudice to its accrued obligations thereunder) and we can terminate in the event of an insolvency event involving the licensee or discontinuation of its business.

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

C.Y. O’Connor ERADE Village Foundation:  In October 2003, we announced that we had signed heads of agreement to establish a broad strategic alliance with the C.Y. O’Connor ERADE Village Foundation, a leader in biotechnology innovation based in Perth, Western Australia.  Definitive documentation was concluded in June 2004.  Under the terms of the agreement, we acquired all of the Foundation’s patents and other intellectual property in the fields of genetics and genomics, including the Foundation’s issued U.S. patent 6383747 and foreign equivalents.  This extensive package of intellectual property has created additional opportunities for us in support of licensing and service testing.  As part of the arrangement, the Foundation acquired a license to our non-coding patents for a fee, such that the net purchase price for us was settled by the issuance of a total of 16,666,667 of our Ordinary Shares to the Foundation based on a market value of $0.39 per share.  The transaction closed in June 2004.  Under the arrangement, we support the ongoing genetics and genomics programs of the Foundation.  Initially, five projects were selected for priority attention and we will provide $4.5 million to the Foundation, spread over five years, to help fund such research and development of new intellectual property.  On July 7, 2004, the Company supplied a letter of credit for $450,000 for the term of the agreement.  Under the agreements, we are the primary commercialization vehicle for all new inventions, patents, intellectual property and business opportunities arising at the Foundation in the field of genetics or genomics.  We are also obligated to pay royalties to the Foundation on gross revenue derived from the Foundation IP.  We may terminate the license following any breach of the license by the licensee, either party can terminate following a material breach that is not timely cured or following an insolvency event of the other party.  As at June 30, 2008, a total amount of $450,000 remained payable by the Company under the agreement.

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

MetaMorphix Agreements:  In September 2004, we executed two agreements with MetaMorphix, Inc., based in Maryland and specializing in the genetics and genomics of certain animal species, particularly cattle and dogs.  Under the first such agreement, we granted a license to use our non-coding patents in order to commercialize applications of diagnostic assays for use in the livestock, aquaculture and companion animal industries.  The licensee is obligated to pay us annually increasing license annuity fees in lieu of a royalty, as well as a non-refundable license issue fee.  Either party can terminate the agreement upon a material breach not timely cured, or by us upon the licensee’s discontinuation of its business for any reason.  Under the second license, to which MMI Genomics, Inc. (a subsidiary of MetaMorphix) is also a party, we were granted a license to the licensor’s patents and associated know-how in order to perform internal DNA-based diagnostic assays for use in our cattle and canine identity and parentage verification services.  We have subsequently paid the licensor a non-refundable license fee.  The licensor’s obligations include ongoing support for the license and know-how.  The agreement is terminable by either party upon material default by the other party that is not timely cured, or by the licensor in the event we discontinue our cattle and canine identity and parentage verification genotyping services business for any reason.

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

New Zealand Licenses:  Effective June 30, 2005, we entered into a license agreement with four commercial parties in New Zealand: AgResearch Limited, The Horticulture and Food Research Institute of New Zealand Limited, New Zealand Forest Research Limited and Livestock Improvement Corporation Limited.  Under the terms of the agreement, the parties were granted licenses to our non-coding patents in consideration for which they paid us a non-refundable license issue fee.

Applera Corporation Licenses:  Effective December 8, 2005, we entered into various agreements with Applera Corporation of Norwalk, Connecticut as part of a settlement of a patent dispute.  The binding agreements include a final Settlement Agreement plus license agreements and a supply agreement.  The total consideration receivable by us was paid partly in cash and partly in kind - including agreements supplying the Company with certain Applera equipment, reagents and intellectual property rights.  Recognition of in-kind consideration as revenue is subject to us meeting certain revenue recognition criteria including, but not limited to, the measurement of fair value at the time of receipt.

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

Monsanto Licenses:  Effective June 20, 2007, we granted a license to the Company’s non-coding patents to Monsanto Company, based in St. Louis, Missouri.  As part of the license, which covers Monsanto’s work in plants, Monsanto made an up-front cash payment which, under the terms of the license, cannot be disclosed.  Effective August 22, 2007, we granted a second license to the Company’s non-coding patents to Monsanto which, this time, covers its work in swine.  In respect of this second license, Monsanto paid us a further up-front payment.

Thermo Fisher Scientific License:  Effective June 29, 2007, we granted a license to the Company’s non-coding patents to Thermo Fisher Scientific Inc., based in Waltham, Massachusetts.  Thermo Fisher is the parent company of Athena Diagnostics, Inc, a genetic testing laboratory based in Worcester, Massachusetts, with whom we had been in discussions for some time.  As part of the license, Thermo Fisher made an up-front cash payment which, under the terms of the license, cannot be disclosed.

Syngenta License:  Effective September 28, 2007, we granted a license to the Company’s non-coding patents to Syngenta Crop Protection AG, based in Basel, Switzerland.  Syngenta is a large plant and seed company, active in more than 90 countries, with more than 19,000 employees.  As part of the license, Syngenta made an up-front cash payment which, under the terms of the license, cannot be disclosed.

BioSearch License:  Effective September 30, 2007, we granted a license to the Company’s non-coding patents to BioSearch Technologies Inc., based in Novato, California.  As part of the license, pursuant to which BioSearch is permitted to distribute certain DNA structures, known as oligos or probes, to end users worldwide for research purposes only, BioSearch made an up-front cash payment which, under the terms of the license, cannot be disclosed.

Kimball License:  Effective November 16, 2007, we granted a license to the Company’s non-coding patents to Kimball Genetics Inc., based in Denver, Colorado.  As part of the license, Kimball made an up-front cash payment which, under the terms of the license, cannot be disclosed.

Prometheus License:  Effective December 23, 2007, we granted a license to the Company’s non-coding patents to Prometheus Laboratories Inc., based in San Diego, California.  As part of the license, Prometheus made an up-front cash payment which, under the terms of the license, cannot be disclosed.

GE Settlement and License:  Effective January 14, 2008, we executed a Settlement and License Agreement with General Electric Company (and indirectly its subsidiary GE Healthcare Bio-Sciences Corp.), based in Piscataway, New Jersey.  GE Healthcare is a unit of General Electric Company that employs more than 46,000 people and which, in 2006, generated revenues of USD 17 billion from serving healthcare professionals and their patients in more than 100 countries around the world.  The agreement between the Company and GE Healthcare involves a settlement of all disputes between the parties and the granting of a license to GTG’s non-coding patents.  As part of the agreement, GE Healthcare made an up-front cash payment which, under the terms of the agreement, cannot be disclosed.

GeneDx License:  Effective October 1, 2008, we granted a license to the Company’s non-coding patents to GeneDx, a subsidiary of Bio Reference Laboratories Inc., based in Gaithersburg, Maryland.  The license granted permits GeneDx to perform PTEN testing until the patent expires in March 2010.  As part of the license, GeneDx made an up-front cash payment which, under the terms of the agreement, cannot be disclosed.

Millennium License:  Effective October 22, 2008, we granted a license to the Company’s non-coding patents to Millennium Pharmaceuticals Inc., based in Cambridge, Massachusetts.  As part of the license, Millennium made an up-front cash payment which, under the terms of the agreement, cannot be disclosed.

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

University of Utah:  On April 30, 2003, we granted a research license to the University of Utah, in Salt Lake City, Utah.  This is a royalty-free license to permit the University to conduct research in exchange for a nominal fee.

Horticulture Australia Limited:  On June 18, 2003, AgGenomics Pty. Ltd., a subsidiary of the Company, entered into a three-year Collaborative Research Agreement with Horticulture Australia Limited (HAL) to try and identify a genetic trait for day/night neutrality in strawberries which, if found, could lead to an extension of the cultivation season and consequently higher production.  The research program, costing approximately $2.1 million, is funded by HAL as to 45% and AgGenomics as to 55%.  Any and all intellectual property generated from the project will be owned in the same proportions.  This initial agreement was concluded in June 2006, following which it was agreed that it be extended for a period of a further three years at a total cost of $2.1 million, to be funded 42.03% by HAL and 57.97% by AgGenomics.  Once again, any and all intellectual property generated from the project will be owned in the same proportions.

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

In an effort to stimulate the Company’s licensing program, preliminary discussions have been held with a number of parties who specialize in the assertion of intellectual property in return for a share of the proceeds generated from any licenses that may subsequently be granted.  As at the date of this Annual Report, no agreements have been entered into with any such parties.

Building the Genetic Testing Business

Background and History of the Paternity Testing Business

In the early 1990’s, GeneType AG established a small service testing laboratory in Melbourne, Australia, initially to show-case its non-coding inventions, but also to generate revenue to help support and fund its ambitious research program in those early days.  Following the acquisition of several other small DNA testing laboratories in Australia, GeneType AG consolidated the business such that the Company is now the largest provider of paternity and related testing services in Australia.

In August 2000, we acquired 100% of GeneType AG, including control over all its patents and its service testing business.  Later, in July 2001, we acquired the paternity testing business of DNA-ID Labs, another small testing laboratory based in Perth, Western Australia.  Overall, we acquired several small businesses, two based in Sydney, New South Wales, one based in Perth and one based in Melbourne, eventually making our service testing laboratory in Melbourne the leading non-Government genetic testing service provider in Australia.  We now have extensive experience in providing DNA-based individuality testing for the resolution of disputed paternity, the determination of familial relationships for immigration purposes and for forensic analysis.

The most common type of DNA testing is paternity testing - where we determine the father of a given child.  In order to perform this test we take a sample from the mother, alleged father and child.  The test can also be performed without the mother’s sample but this makes the analysis somewhat more complex and the price for the test increases accordingly.

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

We issue reports for the Family Court in Australia and provide similar services internationally for the Department of Immigration and Citizenship (DIAC).  We are one of only two DNA testing laboratories in Australia recognized by DIAC to provide DNA tests for immigration purposes.

Over time, we have gained a reputation as a leading genetic testing laboratory, and progressively, we have started to receive specimens for testing from other countries, most of which are located in the Asia-Pacific region.  In addition, we received requests to perform tests outside of human paternity, and this has caused us to consider and now plan a significant expansion of our testing services.

Expansion of Testing Services Beyond Paternity Testing

(1) Plant Testing - in March 2002, we formed a joint venture with the Victorian State Government’s Department of Primary Industry, for the purpose of providing a high throughput genotyping service for plant testing - in order to help plant breeders identify the genes responsible for the detection of commercially relevant traits, such as resistance to disease, accelerated growth and the improvement of crop yields.  A new company, AgGenomics Pty. Ltd., was formed, with us as the majority shareholder and the State agency as the minority partner.  AgGenomics is located at the Victorian AgriBiosciences Centre at La Trobe University R&D Park in Melbourne, Victoria.

(2) Molecular Diagnostic Testing - the strategic alliance with Myriad Genetics Inc. delivered to the Company exclusive rights in Australia and New Zealand to perform DNA testing for susceptibility to a range of cancers.  In April 2003, we established our cancer susceptibility testing facility.  In June 2003, this facility was granted provisional accreditation by the National Association of Testing Authorities, Australia (“NATA”).  This important area of testing continues to build momentum, with the addition of new equipment, new employees joining the Company and new technology becoming available exclusively to us, such that the Australian community now has access to some of the latest technologies available for genetic testing.

In November 2003, the Company joined the world-wide genetic testing network GENDIA as the sole reference laboratory for the network in Australia and New Zealand.  GENDIA consists of more than 50 laboratories from around the world, each contributing expertise in their respective disciplines to create a network capable of providing more than 2,000 different genetic tests.  This has provided the Company with the ability to offer comprehensive testing services to its customer base in the Asia-Pacific region as well as increasing our exposure to other markets.

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

For the financial year ended June 30, 2008, we generated revenue in the Molecular Diagnostic division of $1.12 million, representing an increase of more than 21% over the previous financial year.  Having established an excellent laboratory service with significant excess capacity, the Company announced in July 2008 that a commercial decision had been made to enforce the rights granted to it under an exclusive license from Myriad to perform diagnostic testing of the BRCA1 and BRCA2 genes in Australia and New Zealand.  However, following the removal of five Directors from the Board at the Company’s Annual General Meeting on November 19, 2008, the new Board undertook a formal review of the Company’s decision to enforce its BRCA testing rights and subsequently resolved to immediately revert to its original decision to allow other laboratories in Australia to freely perform BRCA testing.

(3) Animal Testing - in May 2003, we acquired the assets of Genetic Science Services to expand the range of tests we can offer to include relevant genetic testing in animals - for example, progeny testing in horses, dogs, deer, sexing in birds, and animal disease identification and susceptibility testing for a range of animals, including exotic and zoo animals.  This acquisition will also allow the Company to support research projects involving, for example, the Australian fur seal, and possibly the platypus and various frogs and reptiles.

In addition to NATA accreditation for complex genetic analysis mentioned above, in 2006 GTG also received NATA accreditation for the provision of canine forensic analysis services.  We are the only laboratory in Australia to receive such accreditation.  This accreditation ensures that we will continue to be the laboratory of choice for all canine forensic analysis, especially where prosecutions are initiated for dog attacks.  In the state of Victoria alone, there are in excess of 7,000 dog incidents reported annually.  This accreditation, together with the recent announcement of a genetic test to determine the breed of dogs, places the Company in a strong position to provide genetic analysis services to local councils around Australia.

During 2008, the Company developed and launched:

•          Dog Attack Pack, a forensic tool enabling local government officers to collect samples from dog attacks.

•          BITSA™, a breed identification test that uses DNA analysis to provide an accurate history of a dog’s breed.

In July 2008, we acquired Frozen Puppies Dot Com Pty. Ltd., an Australian company specializing in canine reproductive services.

The Company has also made excellent progress into territories outside of Australia, developing strong relationships with breeders and associations in China, Japan and New Zealand.  Staff have been employed to manage these territories and a purpose-built facility is being established on the outskirts of Beijing to support the Company’s expansion into the Chinese market.  This facility will become operational in the first quarter of calendar 2009.

(4) Forensic Testing - recognising the increasing use of DNA analysis in forensics and the demand this would place on existing government laboratories, in February 2004, the Company successfully gained forensics accreditation from the National Association of Testing Authorities, Australia (NATA).  We were the first non-government laboratory in Australia to be awarded this accreditation.  Since then, we have developed a highly efficient and technologically advanced forensics laboratory.  This capability was substantially advanced by our recent non-coding licensing deal with Applera Corporation under which we secured equipment and supplies essential to conducting forensics analysis.  Together with these resources and our experience in DNA analysis, the Company is becoming a major provider of DNA analysis services to the forensics community.

In April 2006, we announced that we had been awarded a contract to supply the New South Wales (NSW) Police Force with DNA analysis services.  Under the contract, we provided services for an initial trial period of three months.  Following this successful trial, we executed a three year contract with the NSW Police Force in January 2008 for DNA analysis services for their volume crime samples, such as burglary and motor vehicle theft.  This contract represented a major breakthrough for the Company and was the first time in Australia that any Police Force had awarded a long-term contract to outsource the testing of their crime samples.

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

(5) Athletic Performance Testing - the Company acquired the commercial rights from the University of Sydney for a genetic test, known as the ACTN3 Sports Gene Test™, which is capable of determining whether or not this gene is providing athletes with a genetic advantage for sprint-power performance.  In September 2005, we announced the official launch of this test in Japan with its Japanese distribution partner, Sportsstyle, to an audience of over 100 sports specialists, including the President of the Japan Federation of Health and Sports.  The launch of the ACTN3 SportsGene Test™ was widely reported in the Japanese press.  All commercial ACTN3 SportsGene Tests from Japan are analysed at our laboratory in Melbourne.  In conjunction with Sportsstyle, we have held meetings with influential sporting bodies looking to use the ACTN3 SportsGene Test™ as part of their training and assessment program.  Further discussions are also being held with other parties around the world with a view to marketing and licensing this test in other jurisdictions.

On January 7, 2008, the Company appointed Colorado-based talent identification company EPIC Athletic Performance Inc. (“EPIC”) as a non-exclusive distributor of the ACTN3 SportsGene Test® product in the United States.  It is anticipated that the Company will receive its first samples for testing from EPIC in early calendar 2009.

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

(1) RareCellect®

RareCellect Pty. Ltd. was incorporated in March 2001 in Australia to develop and commercialize patents held by GeneType AG, a subsidiary of Genetic Technologies, relating to the recovery of fetal cells circulating in the peripheral blood of a pregnant woman.  These patents, with an earliest priority date of March 27, 1990, have been granted or allowed in most countries where filed, including the United States, United Kingdom, France, Germany, Australia and Japan.

It has long been generally recognized that a simple, universally applicable, non-invasive means of obtaining fetal cells for prenatal diagnosis would represent a major advance over existing practice and would be widely adopted throughout the developed world.

Accordingly, the RareCellect® research is investigating non-invasive methods for the collection and isolation of fetal DNA at a purity and concentration suitable for clinical genetic testing.  To this end, several innovative patent applications have recently been filed, as the methodology has undergone further substantial refinement in the laboratory.  If successful, the commercial potential of the RareCellect® technique is considerable, with some 9 million live births occurring annually in the USA and Europe.

Approximately 0.65% of live births are affected by major chromosomal abnormalities including Trisomy 21 (Down’s Syndrome, 0.12%).  Prenatal screening for such disorders is now widely available in developed countries, but is neither standardized nor universal.  Even the best prenatal screening regimens fail to detect 5% of Down’s cases, and suffer from false positive rates of about 5%.  When screening based on past obstetric history or advanced maternal age indicates an increased risk of fetal genetic defects, the pregnant woman is generally subjected to a further, invasive procedure - amniocentesis, CVS, or fetal blood sampling - in order to obtain fetal cells for definitive prenatal diagnosis.  Such procedures are not without risk, resulting in miscarriage rates from 0.5% to 2.0% above the expected background rate, and can lead to congenital abnormalities when performed too early in gestation. Accordingly, these tests are not recommended and consequently, some 80% of Down’s syndrome babies are currently born to women under 35 years of age.

Over the next decade, it is predicted that there will be an enormous increase in the number of genetic tests available to identify fetal characteristics.  There will also be increased pressure to conduct those tests as soon as possible after conception.

The RareCellect® project aims to eliminate the current risks to a mother and her unborn baby associated with obtaining fetal cells for genetic testing by amniocentesis or chorionic villus sampling (CVS) during the second trimester of pregnancy.  The project focuses on the development of novel and safe processes for isolating fetal DNA from the mother during the first trimester of pregnancy while avoiding the need to disturb the developing fetus unnecessarily.

From its inception, the RareCellect® project has focused on the recovery and isolation of fetal cells from peripheral blood samples of pregnant women.  Recently, the project abandoned this approach in favour of focusing solely on the recovery and isolation of fetal DNA from cervical mucus samples.  During the past year, the project has made steady progress in optimizing the design and clinically evaluating a number of prototype collection devices to maximize the amount of fetal DNA collected from cervical mucus samples.  Two provisional patent applications have been filed over this period.

Preliminary results indicate that proof of principle of sampling and isolation methods for cervical mucus are expected to be established in the first quarter of calendar 2009.

The key risk associated with this project is whether sufficient quantity of fetal DNA can be consistently collected and purified from cervical mucus to allow the application of standard genetic testing methods such as RT-PCR.

Markets and competition:  There are some four million pregnancies per year in the United States alone.  It is already the case that some form of antenatal screening is provided for most pregnancies in developed countries.  The trend towards increasing numbers of women becoming pregnant later in life is resulting in an increasing risk of chromosomal aberrations in these pregnancies.  Given the expense, inconvenience and inaccuracy of current screening strategies, and the risks associated with subsequent invasive diagnostic procedures, it seems probable that a reliable, accurate, non-invasive, and relatively inexpensive diagnostic test would be rapidly adopted and applied in all pregnancies early in the pregnancy which would substantially increase the current markets.

This conclusion has, of course, been reached by a number of other parties.  There are currently several competing groups actively pursuing different methods for the isolation of fetal DNA from maternal blood.  The most advanced group is Sequenom Inc. with its SEQureDx™ product which is undergoing clinical trials and is forecast for release in the second quarter of calendar 2009.

Government regulation:  The provision of clinical testing services and in vitro diagnostic medical devices is subject to extensive regulatory requirements in most developed countries.  In the United States, the Centers for Medicare & Medicaid Services (CMS) regulates all laboratory testing (except research) performed on humans in the United States through the Clinical Laboratory Improvement Amendments (CLIA).  The Food and Drug Administration (FDA) regulates clinical trials and medical devices.  In Australia, the regulation of clinical trials and medical devices is performed by the Therapeutic Goods Administration (TGA).  Accreditation of laboratories offering pathology services is granted by the Health Insurance Commission, based on a report of assessment by the National Association of Testing Authorities, Australia (NATA).  In addition, in the State of Victoria, where the Company has its headquarters, accreditation may also be obtained from the Pathology Services Accreditation Board, again subject to favorable assessment by NATA.

(2) ImmunAid

ImmunAid Pty. Ltd. was established in March 2001 to develop and exploit the ImmunAid technology.  Genetic Technologies currently owns 69.2% of ImmunAid with the balance of shares owned by private investors including the inventors of the ImmunAid technology.

The ImmunAid technology describes a method of leveraging a patient’s immune system to potentially improve the efficacy of treatments for cancer, autoimmune and infectious diseases.  The method builds on a discovery that the human immune system oscillates under chronic disease load.  This oscillation has been observed across a range of cancer types and other chronic disease conditions (HIV, MS) and can be elucidated by serial measurements of acute phase inflammatory markers such as C-reactive protein (CRP) and other cytokines and antigen markers.  The central hypothesis underlying ImmunAid is that timing the administration of treatment to a prescribed point on patient’s immune oscillation will increase the efficacy of the treatment.

In 2008, a pilot study was completed at a major cancer clinic involving 12 late-stage melanoma patients.  Whilst not definitive, the results of the pilot study are suggestive that timing of therapy is correlated to clinical outcomes.  Discussions are in progress with this clinic on a further, definitive clinical study with both parties aiming to commence the study in mid calendar 2009.

Recently, expressions of interest have been sought from third parties regarding their potential participation in the ImmunAid project and, as of the end of calendar 2008, interest in the project has been expressed by several groups with discussions now at an early stage.

(3) Pathogens Program

In March 2001, we entered into a Collaborative Research Agreement (“CRA”) with the University of Melbourne (Department of Veterinary Science) to conduct applied research on methods for the diagnosis and control of parasitic diseases in animals and humans.  Two scientists were employed via the University and work commenced in mid-2001 under the direction of Associate Professor Robin Gasser.  Prof. Gasser is the author of more than 120 papers in international peer-reviewed journals, mainly in classical and molecular parasitology.

A substantial portion of the costs associated with this project are paid for by interested third parties, including relevant industry bodies such as Meat and Livestock Australia (“MLA”) and the Australian Research Council (“ARC”).  A summary of the project’s development costs, outcomes and further plans is summarized below:

Project 1 (undertaken between April 2001 and March 2003) - Cryptosporidium parvum

Total estimated costs paid by the Company: $400,000

Gasser et al developed a new, DNA-based test to identify and sub-type Cryptosporidium species and sub-species.  Independent validation of sensitivity and specificity was conducted by Robin Gasser and Rachel Chalmers (PHLS Cryptosporidium Reference Unit, Swansea, UK) post our funding.  Collectively, the Company and Gasser have transferred the test from gels to capillary instruments.  Following a review of potential markets, GTG decided to terminate the project.

Project 2 - Novel methods for the control of the major worm parasites of sheep and cattle including Haemonchus contortus, Trichostrongylus vitrinus and Ostertagia ostertagi.

The project’s objective is to discover and develop novel compounds for the control of nematodes (principally Haemonchus contortus - the barber’s pole worm) in sheep.  Parasites that affect livestock are a major cause of disease globally and the financial losses they cause are substantial.  Infestation of sheep and cattle with parasites is estimated to cost Australian producers approximately $1 billion annually.  To make matters worse, these parasites have grown resistant to the drugs that are commonly used to treat them.  Left unattended, parasitic worms infest the gut of livestock, reducing their growth and leading to lower productivity and quality of wool.  Farmers typically control parasitic worms by drenching, but the efficacy of current treatments is becoming progressively less due to the development of resistance.  This trend is likely to get worse, so there is a major global drive to develop novel means to control parasites.

This project is a collection of collaborative research projects involving Genetic Technologies Limited and:

•                  Professor Robin Gasser’s group in the Department of Veterinary Science, University of Melbourne;

•                  Associate Professor Adam McClusky’s group in the Department of Chemistry, University of Newcastle;

•                  Meat and Livestock Australia (“MLA”).

Professor Gasser’s group is working on target identification by investigating the genome of parasites, target validation, assay development and compound screening.  Professor McClusky’s group is working on synthesis of compounds directed against the targets identified by Professor Gasser’s group.

Funding is provided by two ARC Linkage grants supplemented by direct and in-kind contributions from the Company and MLA.  The Company’s total cash commitment under ARC Linkage Project LP0667795 is $250,000 per year for three years ending June 30, 2009.  The Company has a further commitment under ARC Linkage Project LP0882285 of $90,000 per year for the three years ending December 2010.  Project IP ownership is split between the Company (as to 75%) and MLA (as to 25%).

During 2008, it became apparent that the methods previously used to screen compounds synthesized by the University of Newcastle were flawed.  Consequently, an industry standard larvae development assay (LDA) was designed and implemented by the University of Melbourne.  All compounds previously synthesized either have been or are planned to be re-screened with the LDA.  Initial results from the re-screening have identified two lead compounds exhibiting highly promising nematocidal performance.

It is anticipated that a number of major livestock pharmaceutical companies will be invited to evaluate these two lead compounds during calendar 2009.

(4) Sponsored Research Agreement with C.Y. O’Connor (previously reported as “Genomic Matching Technique”)

In June 2004, we entered into a series of agreements with the C.Y. O’Connor ERADE Village Foundation, incorporating the Immunogenetics Research Foundation and the Institute of Molecular Genetics and Immunology  (“CYO” and the “Foundation”) under which (i) we acquired CYO’s entire patent estate in the field of genetics and genomics, known collectively as the “Genomic Matching Technique” (“GMT”) (ii) we granted a license to CYO to utilize our non-coding patents, and (iii) we agreed to provide research funding to the Foundation for a period of five years ending June 2009 to develop novel, high-value genetic tests for commercialization by GTG.

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

One such potential disease association has been discovered with Age-related Macular Degeneration (“AMD”), an inflammatory disease of the eye which often results in blindness in the aged.  A proportion of patients diagnosed with the milder form of the disease develop to the more-advanced form which results in blindness.  GMT may be used to effectively identify those susceptible to disease progression, enabling early intervention with therapy.  This approach can potentially delay the onset of the disease, or reduce its severity.  A study was undertaken during 2006/07 by the Company into the utility of the application of GMT to AMD.  Upon completion of this study, the Company decided to terminate its support of this project.

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

CYO is currently in the process of investigating various applications of the GMT technology as they relate to immune-related diseases, including autoimmune diseases.  These include the early identification of people who are susceptible to disorders such as Type I diabetes, multiple sclerosis, lupus and rheumatoid arthritis, thereby increasing their lifespan and quality of life by delaying the onset of disease, reducing the severity of disease or potentially eliminating the disease altogether.  Research is also being undertaken by CYO investigating whether this principle can be extended to diseases outside the immune system, including diseases and desirable traits of plants and animals.  The tests are rapid, inexpensive, can be performed on standard equipment and provide more information than regular genetic tests.

Impairment of patents

During 2007, in conjunction with work performed by an independent valuation expert, an impairment charge of $1,150,000 was calculated by Management and recorded against the carrying value of the patents that were originally acquired from the Foundation.  The recoverable amount of the patents was based on value-in-use calculations.  The estimated risk adjusted cashflows were discounted by the risk free rate of 6.5%.  The 2007 financial year was the first year in which an indicator of impairment had arisen, requiring an assessment of the recoverable amount of the patents.  During 2008, following a further review of the carrying value of the CYO patents, a second impairment charge of $2,378,000 was made.

The impairment loss for 2008 resulted from a lack of progress with the research related to the commercialisation of certain applications of the technology covered by these patents.

Following a detailed scientific review of the work that had been undertaken in respect of one of the applications of the underlying technology, it was decided during the 2008 financial year to terminate that aspect of the program.  Whilst work continues in respect of the use of the technology in relation to other related areas, the lack of progress made as at balance date in relation to GMT and AMD gave rise to an impairment charge of $2,378,000 during the year ended June 30, 2008.

Given that the Company’s previous attempts to commercialize the technology associated with the patents have, so far, not delivered the anticipated revenues, the Company believes that it is appropriate to base its assessment of the carrying value of the underlying patents as at June 30, 2008 around a further product based on the technology which has already been successfully completed and from the sale of which revenues have already been generated.  Accordingly, the carrying value of the underlying patents as at June 30, 2008 has been based on the anticipated net cash flows that the Company believes will be generated from the future sales of this product.

The cashflow forecasts associated with the impairment assessment of the patents have been projected to 2012, being the first year in which the respective patents will expire, using the Company’s estimated weighted average cost of capital and conservative projections of anticipated sales volumes over the next four years.  Further, given the competitive advantage afforded to the Company in respect of this product, a termination value has also been included to reflect that sales of the product are expected to continue beyond the date of the patent expiry.  The forecasts and associated recoverable amount has been determined by Management taking into account the sales that have been generated to date and the considerable interest arising from pre-launch market analysis.

As the Sponsored Research Agreement approaches its termination in June 2009, preliminary discussions have commenced between CYO and the Company about a possible ongoing association in the areas of plant and cattle genetics.

Competition

Licensing

Our licensing business principally covers two families of “non-coding” patents.  As we are the sole owners of these patents there is, by definition, no direct competition in this activity.  However, to some degree, there are alternate technologies in the market place which can be used to perform genetic analysis and genomic mapping and so in this regard we do face indirect competition and a potential risk of technological obsolescence.  A risk of patent invalidation always exists with the possibility of the discovery of previously unknown prior art  as well as patent re-examination.  We are currently in legal proceedings with respect to a Nullity Action in the German Patent Court regarding the equivalent to US Patent No. 5,612,179 and we have recently become aware of a Request for Re-examination of US Patent No. 5,612,179.  Apart from these risks, the inevitable expiry of our non-coding family of patents in 2010 and 2015 remains, at which time our ability to generate future license revenues from these particular patents will cease.  It is anticipated that, over time, however, licensing of additional patents filed by the Company in other areas of genetics and our other research projects may replace revenues currently generated from the licensing of these non-coding patents.

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

Sonic and Healthscope are the two largest pathology companies in Australia.  Throughout Australia, Healthscope refers exclusively to DNALabs.  In Victoria, New South Wales and Western Australia, Sonic refer exclusively to their own laboratories.  The Australian market for paternity testing is now saturated and, since the entry of two of the three major pathology companies in the later part of 2003, our ability to generate growing revenues from this market has reduced.  As of December 2008, our market share appears to have stabilized and is now trending up.  A brief outline of each competitor in this area is listed below.

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

John Tonge Centre:  This is the Coroner’s laboratory in Queensland.  It is NATA accredited but does not offer the test commercially.

Medvet Science:  This laboratory is based in South Australia and its major shareholder is the State Government.  Prior to the entry of Gribbles, it had a monopoly in South Australia and also controls the market in the Northern Territory and Tasmania.

DNA Solutions:  This company was established in the late 1990’s and sells its services over the internet.  The majority of their business is generated via the web and they have sites in various countries.

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

Genetic testing - forensics

Forensic DNA testing is defined to include DNA tests, the results of which can be relied upon as evidence in a court of law.  To meet the strict standards of court evidence, forensic testing can only be conducted through NATA accredited laboratories that have been approved for such work.  We are the first non-government owned, NATA accredited forensics laboratory in Australia.  At the moment, virtually all forensic testing is conducted through state government owned laboratories.  These laboratories have substantial backlogs and do not generally undertake private DNA forensic tests.  As such, we are one of a few accredited laboratory currently providing forensic testing services to the public.  To resolve the backlog problem, various state governments have already suggested that they plan to investigate the possibility of outsourcing the testing of forensic samples to the private sector.  In January 2008, the Company announced that it had been awarded a three year contract to supply New South Wales Police with DNA analysis services.

Genetic testing - animals

GTG offers a DNA testing service across a number of animal species, particularly with respect to establishing an animal’s pedigree and parentage.  This test is common across animal species and is not proprietary.  Accordingly, any laboratory that can provide a DNA parentage / pedigree test is able to enter this market.

GTG has also developed a large portfolio of genetic tests for the canine area.  Currently, GTG is the only provider of canine DNA services for the growing pedigree dog market in China.

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

Some major pathology companies in Australia already have vet pathology businesses and almost all have expertise in human DNA profiling.  We expect that they will enter the animal testing market in the medium term.  Currently, the major canine pathology company in Australia has a relationship with GTG whereby it sends all of its canine genetic testing to GTG.

Genetic testing - plants

There are no material levels of commercial DNA service tests conducted in Australia for plants, other than commissioned research conducted by public authorities (such as universities and CSIRO) or by commercial organisations that internally conduct DNA tests as part of the ordinary course of their operations.  In recognition of this, we established AgGenomics Pty. Ltd., a joint venture between Genetic Technologies and the Victorian State Government.  The joint venture is controlled by Genetic Technologies (owning 50.1%).  The commercial goal of AgGenomics is to offer the following services to plant breeders and researchers:

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

Whilst we have few domestic competitors, our major commercial threat comes from offshore laboratories based in the United States, England and Korea which have a higher throughput than AgGenomics and enjoy greater economies of scale, thereby reducing their costs.  To date, a few large Australian plant sequencing contracts have been lost offshore in cases where the client simply requires the return of the genetic data and does not require our expertise in its interpretation.

Genetic testing - sports performance

The Company has been granted patents in India, Japan, Australia and New Zealand over genotyping of the ACTN3 gene for athletic performance.  Patents are pending in the United States, Europe, China, Canada, Russia and South Korea.  Recently, ACTN3 has been offered by the United States based lifestyle genetics company 23andMe Inc., as part of its overall product involving the analysis of more than 500,000 genetic variations.  While the ACTN3 SportsGene Test™ provides an indication of an individual’s predisposition to sports/power sport performance as opposed to endurance sport performance, there are a range of other tests, genetic and non genetic that may also indicate a predisposition to particular sporting performance.  None of these, however, specifically relate to a genetic test on the ACTN3 gene which, scientifically, has shown a very high correlation to sports performance.

Research

RareCellect Project

Sequenom, Inc. (NASDAQ: SQNM) is developing a non-invasive prenatal diagnostic platform based on analysis of cell-free fetal nucleic acid obtained from maternal blood samples.  The Sequenom platform, SEQureDx™, is being developed as a primary screening tool for Trisomy 21 (also known as Downs Syndrome) as well as a broader menu of diagnostic tests.  It is currently unknown how the diagnostic performance of SEQureDx™ will compare to RareCellect although the Company believes that RareCellect will have utility much earlier in the first trimester of pregnancy than SEQureDx™.  The Company further believes that the sample collection and pre-processing aspects of RareCellect are generic and therefore potentially highly complementary to SEQureDx™.

According to a press release in September 2008, Sequenom is expecting to launch their Trisomy 21 diagnostic test on SEQureDx™ in the first half of calendar 2009.

Pathogens Program

Several groups are known to be developing novel anthelmintic compounds for application to commercial ruminants such as sheep.  These groups include Novartis, Schering-Plough, Eli Lilly, Bayer, Merck and Pfizer.   The status of these development programs is currently unknown to the Company.

Environmental Regulations

The Company’s operations are subject to environmental regulations under Australian State legislation.  In particular, the Company is subject to the requirements of the Environment Protection Act 1993.  A license has been obtained under this Act to produce listed waste.

As of June 30, 2008, the Company held a 14.66% (2007: 16.36%) direct equity interest in the North Laverton Joint Venture with Regis Resources Limited (“Regis”) which has continuing minimal expenditure requirements as prescribed by the Western Australian Mines Department in respect of its prospecting and exploration licenses and mining leases owned by the joint venture.  By agreement with the joint venture partner, the Company is not contributing any funding towards the project, as these costs are met by its joint venture partner.  As of June 30, 2008, the Company had recorded a provision for $94,987 in respect of its share of the estimated rehabilitation costs associated with the North Laverton project.  The amount of the provision was based on calculations provided to the Company by Regis as project manager.  On August 27, 2008, the Company sold its entire interest in the joint venture to Regis and, as part of this sale, has been fully indemnified by Regis against any future rehabilitation liabilities which may arise from the exploration activities of the joint venture undertaken up until the date of sale.  This indemnification will enable the Company, during the year ending June 30, 2009, to fully reverse the provision of $94,987 in respect of such liabilities which had been recorded in the Company’s balance sheet as of June 30, 2008.

Item 4.C         Organizational Structure

The table below shows the corporate structure of Genetic Technologies and its subsidiaries as of the date of this Annual Report:

Note:                   Frozen Puppies Dot Com Pty. Ltd. was acquired on July 22, 2008, i.e. after balance date and its results have therefore not been included in the financial statements as of June 30, 2008 - refer Note 39 in the attached financial statements.

Genetic Technologies is the holding company of the group and is listed on the Australian Securities Exchange, under the code GTG and, via its ADRs, on the NASDAQ Global Market, under the ticker symbol GENE.

Item 4.D         Property, Plant and Equipment

GeneType Pty. Ltd., a wholly-owned subsidiary of the Company, rents the offices and laboratory premises located at 60-66 Hanover Street, Fitzroy, Victoria, Australia from Bankberg Pty. Ltd., a company associated with former Director, Dr. Mervyn Jacobson.  The lease expires on June 30, 2011, with an option for renewal for another 10 years, at a current annual cost of approximately $440,000.

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

Genetic Technologies Limited was incorporated on January 5, 1987 as Concord Mining NL in Western Australia.  On August 13, 1991, we changed our name to Consolidated Victorian Gold Mines NL to better reflect the operations of the Company at the time.  On December 2, 1991, we again changed our name to Consolidated Victorian Mines NL.  On March 5, 1995, we again changed our name to Duketon Goldfields NL.  On October 15, 1995, we changed our status from a “No Liability” company to a company limited by shares and the name became Duketon Goldfields Limited.  On August 29, 2000, we changed our name to  Genetic Technologies Limited, which is the current name of the Company.

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

Development Stage Enterprise

Until 2002, we were a development stage enterprise.  We had been developing our technology that resulted in the granting of seven families of patents in the USA which we have now actively started to commercialize and enforce.  Since inception up to June 30, 2008, we have incurred $51,189,189 in accumulated operating losses.  Our losses have resulted principally from costs incurred in research and development and from general and administrative costs associated with our operations.  Refer to the Consolidated Statements of Operations in our attached financial statements.

The research and development costs incurred prior to August 2000 were funded by shareholders of GeneType AG.  On completion of the merger of Duketon Goldfields Limited and GeneType AG in August 2000, to form Genetic Technologies Limited, existing funds of approximately $6 million within Genetic Technologies Limited were applied towards research and development and general and administrative expenses associated with our operations.  The Company also sold its investment in Cytomation Inc. of Fort Collins, Colorado in November 2001 for approximately $6 million.  The funds realized from this sale were applied towards research and development and general and administrative expenses associated with our operations.  The Company has completed several placements of shares, including one in August 2003, and there have been other amounts raised from the exercise of unlisted options.  We have primarily depended on these sources of funds to meet our financing needs.  However, we now license our non-coding technology and provide a series of genetic tests, both of which generate revenue to fund our expenses.

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

Since commencing our licensing program during the year ended June 30, 2002, the Company has been successful in securing licenses for its technology from a total of 38 commercial licensees and 6 research licensees (see Item 4A. for a complete list).  We have also received proceeds from the disposal of some of our remaining non-core mining assets which were held for resale in Australia and Canada during the year ended June 30, 2003 and from the sales of various shares in other companies which we formerly held.  None of this income is recurring.

Fiscal Year

As an Australian company, our fiscal, or financial, year ends on June 30 each year.  We produce audited consolidated accounts at the end of June each year and provide reviewed six-monthly accounts at the end of December each year,  both of which are prepared under Australian Accounting Standards which include Australian equivalents to International Financial Reporting Standards (“AIFRS”) and International Financial Reporting Standards (“IFRS”).

Recent Accounting Pronouncements

In respect of the year ended June 30, 2008, Genetic Technologies and its subsidiaries (collectively, the “Group”) has adopted IFRS 7 Financial Instruments; Disclosures, together with all consequential amendments which became applicable on January 1, 2007.  The adoption of this standard has only affected the disclosure in the financial statements which are attached as part of this Annual Report.  There has been no affect on profit and loss or the financial position of the Group.

Certain International Financial Reporting Standards and interpretations have been issued or amended that are not mandatory for the June 30, 2008 reporting period.  The assessment of the impact of these standards and interpretations which are considered to be of relevance to the Group and the parent entity is set out below.

•          Revised International Accounting Standard 23: Borrowing Costs

IAS 23 (Revised) is applicable to annual reporting periods beginning on or after January 1, 2009.  These amendments to IAS 23 require that all borrowing costs associated with a qualifying asset be capitalized.  The Group has not determined the extent of the impact this amendment will have on the financial statements of the Group.

•          Revised International Accounting Standard 1: Presentation of Financial Statements

IAS 1 (Revised) is applicable to annual reporting periods beginning on or after January 1, 2009.  This Standard introduces a statement of comprehensive income.  Other revisions include impacts on the presentation of items in the statement of changes in equity, new presentation requirements for restatements or reclassifications of items in the financial statements, changes in the presentation requirements for dividends and changes to the titles of the financial statements.  These amendments are only expected to affect the presentation of the Group’s Financial Report and will not have a direct impact on the measurement and recognition of amounts disclosed in the Financial Report.  The Group has not determined at this stage whether to present a single statement of comprehensive income or two separate statements.

•          Revised IFRS 2:  Share-based Payments: Vesting Conditions and Cancellations

IFRS 2 (Revised) is applicable to annual reporting periods beginning on or after January 1, 2009.  The amendments clarify the definition of “vesting conditions”, introducing the term “non-vesting conditions” for conditions other than vesting conditions as specifically defined and prescribe the accounting treatment of an award that is effectively cancelled because a non-vesting condition is not satisfied.  The Group has share-based payment arrangements that may be affected by these amendments.   However, the Group has not yet determined the extent of the impact, if any.

•          Improvements to IFRSs

Certain improvements to IFRS that are applicable to annual reporting periods beginning on or after January 1, 2009 except for amendments to IFRS 5, which are effective from July 1, 2009.  The improvements project is an annual project that provides a mechanism for making non-urgent, but necessary, amendments to IFRSs.  The IASB has separated the amendments into two parts: Part 1 deals with changes the IASB identified resulting in accounting changes; Part II deals with either terminology or editorial amendments that the IASB believes will have minimal impact.  The Group has not yet determined the extent of the impact of the amendments, if any.

•          Revised IFRS 3: Business Combinations

IFRS 3 (Revised) is applicable to annual reporting periods beginning on or after July 1, 2009.  The revised standard introduces a number of amendments to the accounting for business combinations, including: requiring acquisition costs to be expensed immediately; the fair value measurement of contingent consideration to be recognised in the balance sheet at acquisition date with subsequent changes reflected in the income statement; it provides further guidance on determining the fair value of certain assets and liabilities; as well as other changes.  The majority of these changes will apply prospectively.

As this standard will mainly only impact business combinations entered into after July 1, 2009, the Group has not yet fully assessed the impact of this standard, including which of the available accounting policy options it will adopt.

The Group has entered into a business combination during the financial year ended June 30, 2009.  However, the Group has not yet assessed the impact of early adoption, including which accounting policy to adopt.

•          Revised International Accounting Standards 27: Consolidated and Separate Financial Statements

IAS 27 (Revised) is applicable to annual reporting periods beginning on or after July 1, 2009.  Under the revised standard, a change in the ownership interest of a subsidiary (that does not result in loss of control) will be accounted for as an equity transaction.  If the Group changes its ownership interest in existing subsidiaries in future, the change will be accounted for as an equity transaction.  This will have no impact on goodwill, nor will it give rise to a gain or loss in the Group’s income statement.

These are the only changes which are expected to be of relevance to the Group.

Critical Accounting Policies

(a)              Basis of preparation

The financial statements which are attached as part of this Annual Report form part of a general purpose Financial Report has been prepared in accordance with International Financial Reporting Standards (“IFRS”) and other authoritative pronouncements of the International Accounting Standards Board (“IASB”).

Compliance with IFRS

The Financial Report complies with both IFRS, as issued by the International Accounting Standards Board, and the Australian Accounting Standards, as issued by the Australian Accounting Standards Board.

The consolidated entity changed its accounting policies on July 1, 2005 to comply with IFRS.  The transition to IFRS is accounted for in accordance with IFRS 1: First-Time Adoption of International Financial Reporting Standards (“IFRS 1”), with July 1, 2004 as the date of transition.

Historical cost convention`

These financial statements have been prepared under the historical cost convention, as modified by the measurement of certain available-for-sale investments at fair value.

Significant accounting estimates

The preparation of financial statements requires the use of certain critical accounting estimates.  It also requires Management to exercise its judgement in the process of applying the Group’s accounting policies.  The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the financial statements, are disclosed in Note 3.

(b)              Basis of consolidation

The consolidated financial statements comprise the financial statements of Genetic Technologies Limited and its subsidiaries (collectively the “Group”).  The financial statements of subsidiaries are prepared for the same reporting period as the parent, using consistent accounting policies.  Adjustments are made to bring into line any dissimilar accounting policies that may exist.  All intercompany balances and transactions, including unrealised profits arising from intra-group transactions, have been eliminated in full.  Unrealised losses are eliminated unless costs cannot be recovered.

Subsidiaries are consolidated from the date on which control is transferred to the Group and cease to be consolidated from the date on which control is transferred out of the Group.  Where there is loss of control of a subsidiary, the consolidated financial statements include the results for the part of the reporting period during which Genetic Technologies Limited has control.  Minority interests represent the interests not held by the Group in Gtech International Resources Limited, ImmunAid Pty. Ltd. and AgGenomics Pty. Ltd.

(c)              Foreign currency translation

Both the functional and presentation currency of Genetic Technologies Limited and its Australian subsidiaries is the Australian dollar (AUD).  Transactions in foreign currencies are initially recorded in the functional currency at the exchange rates ruling at the date of the transaction.  Monetary assets and liabilities which are denominated in foreign currencies are retranslated at the rate of exchange ruling at the balance sheet date.  All differences are taken to the income statement.

Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate ruling at the date of the initial transaction.  Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates ruling at the date when the fair value was determined.

The functional currencies of the Company’s three overseas subsidiaries are as follows:

Gtech International Resources Limited — Canadian dollars (CAD)

GeneType AG — Swiss francs (CHF)

GeneType Corporation — United States dollars (USD)

As at the reporting date, the assets and liabilities of these overseas subsidiaries are translated into the presentation currency of Genetic Technologies Limited at the rate of exchange ruling at the balance sheet date and the income statements are translated at the weighted average exchange rates for the period.  The exchange differences arising on the retranslation are taken directly to a separate component of equity.  On disposal of a foreign entity, the deferred cumulative amount recognised in equity relating to that particular foreign operation is recognised in the income statement.

(d)              Fair value estimation

The fair value of financial instruments that are not traded in an active market (for example, non-listed equity securities classified as available-for-sale assets) is determined using valuation techniques, including the last price at which shares were issued to third parties, where amounts are reliably measured.  The Group uses a variety of methods and makes assumptions that are based on market conditions existing at each balance date.  Information including quoted market prices and details of recent capital raisings is used to determine fair value for these remaining financial instruments.  Available-for-sale investments are measured at approximate market value, where fair value cannot be reliably determined.  The carrying value less impairment provision of trade receivables are assumed to approximate their fair values due to their short-term nature.

(e)              Segment reporting

An operating segment is a component of the Group:

•             that engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the Group);

•             whose operating results are regularly reviewed by the Group’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance; and

•             for which discrete financial information is available.

The Group elected to early adopt IFRS 8: Segment Reporting as from July 1, 2006.

(f)                Revenue recognition

Revenues are recognised to the extent that it is probable that the economic benefits will flow to the entity and the revenues can be reliably measured.  Revenues are recognised at the fair value of the consideration received or receivable net of the amounts of goods and services tax (GST).  The following specific recognition criteria must also be met before revenue is recognised:

License fees received

License fee income is recorded on the execution of a binding agreement where the Group has no future obligations, income is fixed and determinable, there is no specific term clause, and collection is reasonably assured.  The Group does not grant refunds to its customers.  Refer also to Note 2(y).

Rendering of services

Revenues from the rendering of services are recognised when the services are provided and the fee for the services is recoverable.  Service arrangements are of short duration (in most cases less than three months).

Royalties and annuities received

The Company licenses the use of its patented genetic technologies.  Royalties and annuities arising from these licenses are recognised when earned in accordance with the substance of the agreement, in cases where no future performance is required by the Company, and collection is reasonably assured.

Interest received

Revenue is recognised as the interest accrues using the effective interest method.  Interest charged on loans to related parties is charged on commercial and arm’s-length terms and conditions.

Research and development grants received

The Company receives non-refundable grants that assist the Company to fund specific research and development projects.  These grants generally provide for the reimbursement of approved costs incurred as defined in the various agreements.  Government grants are recorded as other income when they become receivable, i.e. when key milestones set within each agreement are achieved and accepted by all parties to the grant, no performance obligation remains and collectibility is reasonably assured.

(g)             Share-based payment transactions

The Group provides benefits to employees of the Group in the form of share-based payment transactions, whereby employees render services and receive rights over shares (“equity-settled transactions”).  There is currently a Staff Share Plan in place to provide these benefits to senior executives, consultants and employees.  The cost of these equity-settled transactions is measured by reference to the fair value at the date they are granted.  The fair value is determined by an external valuer using a Black-Scholes option pricing model.

In valuing equity-settled transactions, no account is taken of any performance conditions.  The cost of equity-settled transactions is recognised, together with a corresponding increase in equity, over the period in which the relevant vesting conditions are fulfilled, ending on the date that the relevant employees become fully entitled to the award (“vesting date”).  The cumulative expense recognised for equity-settled transactions at each reporting date until vesting date reflects (i) the extent to which the vesting period has expired; and (ii) the number of awards that, in the opinion of the Directors of the Group, will ultimately vest.  This opinion is formed based on the best information available at balance date.

No expense is recognised for any awards that do not ultimately vest.  Where the terms of an equity-settled award are modified, as a minimum an expense is recognised as if the terms had not been modified.  In addition, an expense is recognised for any increase in the value of the transaction as a result of the modification, as measured at the date of modification.  Where an equity-settled award is cancelled, it is treated as if it had vested on the date of cancellation, and any expense not yet recognised for the award is recognised immediately.  However, if a new award is substituted for the cancelled award, and designated as a replacement award on the date that it is granted, the cancelled and new award are treated as if they were a modification of the original award, as described in the previous paragraph.  Where appropriate, the dilutive effect of outstanding options is reflected as additional share dilution in the computation of diluted earnings per share.

(h)             Income tax

The income tax expense or revenue for the period is the tax payable on the current period’s taxable income based on the national income tax rate for each jurisdiction adjusted by changes in deferred tax assets and liabilities attributable to temporary differences and unused tax losses.  Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements.  However, the deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that, at the time of the transaction, affects neither accounting nor taxable profit or loss.  Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled.  Deferred tax assets are recognised for deductible temporary differences and unused tax losses only if it is probable that future taxable amounts will be available to utilise those temporary differences and losses.

Deferred tax liabilities and assets are not recognised for temporary differences between the carrying amount and tax bases of investments in controlled entities where the parent entity is able to control the timing of the reversal of the temporary differences and it is probable that the differences will not reverse in the foreseeable future.  Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets and liabilities and when the deferred tax balances relate to the same taxation authority.  Current tax assets and tax liabilities are offset where the entity has a legally enforceable right to offset and intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously.  Current and deferred tax balances attributable to amounts recognised directly in equity are also recognised directly in equity.

Tax consolidation legislation

Genetic Technologies Limited and its wholly-owned Australian-resident subsidiaries have implemented the tax consolidation legislation.  The head entity, Genetic Technologies Limited, and the subsidiaries in the tax consolidated group account for their own current and deferred tax amounts.  These tax amounts are measured as if each entity in the tax consolidated group continues to be a stand alone taxpayer in its own right.

In addition to its own current and deferred tax amounts, Genetic Technologies Limited also recognises the current tax liabilities (or assets) and the deferred tax assets arising from unused tax losses and unused tax credits assumed from subsidiaries in the tax consolidated group.

Assets or liabilities arising under tax funding agreements with the tax consolidated entities are recognised as amounts receivable from or payable to other entities in the Group.  Details about the tax funding agreement are disclosed in Note 7.  Any difference between the amounts assumed and amounts receivable or payable under the tax funding agreements are recognised as a contribution to (or distribution from) wholly-owned tax subsidiaries.

(i)                Cash and cash equivalents

Cash and short-term deposits in the balance sheet comprise cash at bank and in hand and short-term deposits with an original maturity of three months or less.  For the purposes of the cash flow statement, cash and cash equivalents consist of cash and cash equivalents as defined above.  Cash at bank earns interest at floating rates based on daily bank deposit rates.  Short-term deposits are made for varying periods of between one day and three months, depending on the immediate cash requirements of the Group, and earn interest at the respective short-term deposit rates.

(j)                Trade and other receivables

Trade receivables, which are non-interest bearing and generally have terms of between 30 to 90 days, are recognised and carried at original invoice amount less an allowance for any uncollectible amounts.  An allowance for doubtful debts is made when there is objective evidence that a receivable is impaired.  Such evidence includes an assessment of the debtor’s ability and willingness to pay the amount due.  The amount of the allowance/impairment loss is measured as the difference between the carrying amount of the trade receivables and the estimated future cash flows expected to be received from the relevant debtors.  No impairment charge has been recognised as an expense for the current year.  Details regarding interest rate and credit risk of current receivables are disclosed in Note 37.

(k)            Consumables

Consumables principally comprise laboratory and other supplies and are valued at the lower of cost and net realizable value.  Consumable costs are recognised as the purchase price of items from suppliers plus freight inwards and any applicable landing charges.  Costs are assigned on the basis of weighted average costs.

(l)                Restricted security deposits

Restricted security deposits include cash deposits held as security for the performance of certain contractual obligations.

(m)          Investments and other financial assets

All investments are initially recognised at cost, being the fair value of the consideration given plus directly attributable transaction costs.  After initial recognition, investments in subsidiaries are carried at cost, less any impairment disclosed in the separate financial statements of Genetic Technologies Limited.  Other investments, which are classified as available-for-sale,   are measured at fair value if this can reliably be determined or at cost where fair value cannot be reliably determined.  Gains or losses on available-for-sale investments are recognised as a separate component of equity until the investment is sold, or otherwise disposed of, or until the investment is determined to be impaired, at which time the cumulative gain or loss previously reported in equity is included in the income statement.

Available-for-sale investments

Available-for-sale investments consist of investments in ordinary shares which have no fixed maturity date or coupon rate.  The fair value of the unlisted available-for-sale investments has been estimated using valuation techniques based on assumptions that are not supported by observable market prices or rates.  Management believes the estimated fair values (where reliably measured) resulting from the valuation techniques and recorded in the balance sheet are reasonable and the most appropriate at the balance sheet date.  Any related changes in fair values are directly recorded in equity.  Available-for-sale investments are measured at approximate market value, where fair value cannot be reliably determined.

(n)             Property, plant and equipment

Plant and equipment is stated at cost less accumulated depreciation and any impairment in value.  Depreciation is calculated on either a straight-line or diminishing value basis over the estimated useful life of the respective asset as follows:

Laboratory equipment – 3 to 5 years

Computer equipment – 2 to 5 years

Office equipment – 2 to 5 years

Equipment under hire purchase – 3 years

Leasehold improvements – lease term, being between 4 and 10 years

Costs relating to day-to-day servicing of any item of property, plant and equipment, which may include the cost of small parts, are recognised in profit or loss as incurred.  The cost of replacing larger parts of some items of property, plant and equipment are capitalized when incurred and depreciated over the period until their next scheduled replacement.

(o)              Intangible assets

Patents

Patents held by the Group are used in the licensing, testing and research areas and are carried at cost and amortised on a straight-line basis over their useful lives, being from 5 to 10 years.  External costs incurred in filing and protecting patent applications, for which no future benefit is reasonably assured, are expensed as incurred.

Research costs

Costs relating to research activities are expensed as incurred.

(p)             Goodwill

Goodwill on acquisition is initially measured at cost, being the excess of the cost of the business combination over the acquirer’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities.  Following its initial recognition, goodwill is measured at cost less any accumulated impairment losses.  Goodwill is not amortised but is reviewed for impairment at each reporting date, or more frequently if events or changes in circumstances indicate that the carrying value may be impaired.  Impairment is determined by assessing the recoverable amount of the cash-generating unit to which the goodwill relates.  Where the recoverable amount of the cash-generating unit is less than the carrying amount, an impairment loss is recognised.

Where goodwill forms part of a cash-generating unit and part of the operation within that unit is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on disposal of the operation.  Goodwill disposed of in this circumstance is measured on the basis of the relative values of the operation disposed of and the portion of the cash-generating unit retained.  For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Group’s cash-generating units, or groups of cash-generating units, that are expected to benefit from the synergies of the combination, irrespective of whether other assets or liabilities of the Group are assigned to those units or groups of units.  Each unit or group of units to which the goodwill is so allocated represents the lowest level within the Group at which the goodwill is monitored for internal management purposes; and is not larger than an operating segment in accordance with IFRS 8 Operating Segments.

(q)              Impairment of assets (other than goodwill)

The Group assesses at each reporting date whether there is an indication that an asset may be impaired.  If any such indication exists, the Group makes an estimate of the asset’s recoverable amount.  An asset’s recoverable amount is the higher of its fair value less costs to sell and its value in use and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets and the asset’s value-in-use cannot be estimated to be close to its fair value.  In such cases, the asset is tested for impairment as part of the cash-generating unit to which it belongs.  When the carrying amount of an asset or cash-generating unit exceeds its recoverable amount, the asset or cash-generating unit is considered impaired and is written down to its recoverable amount.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.  Impairment losses relating to operations are recognised in those expense categories consistent with the function of the impaired asset unless the asset is carried at its revalued amount (in which case the impairment loss is treated as a revaluation decrease).

An assessment is made at each reporting date as to whether there is any indication that previously recognised impairment losses may no longer exist or may have decreased.  If such indication exists, the recoverable amount is estimated.  A previously recognised impairment loss is reversed only if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognised.  If that is the case, the carrying amount of the asset is increased to its recoverable amount.  That increased amount cannot exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognised for the asset in prior years.  Such reversal is recognised in profit or loss unless the asset is carried at revalued amount, in which case the reversal is treated as a revaluation increase.  After such a reversal, the depreciation charge is adjusted in future periods to allocate the asset’s revised carrying amount, less any residual value, on a systematic basis over its remaining useful life.

(r)              Trade and other payables

Trade payables and other payables are carried at amortised cost and represent future liabilities for goods and services provided   to the Group prior to the end of the financial year that are unpaid and arise when the Group becomes obliged to make future payments in respect of the purchase of these goods and services.  Trade payables and other payables generally have terms of between 30 and 60 days.

(s)              Deferred revenue

License revenues and annuities

License revenues received in respect of future accounting periods are deferred until the Company has fulfilled its obligations under the terms of the agreement.  Where deferred revenue relates to a license agreement with a specific term but the Company has no future performance obligations, the revenue is recognised on a straight-line accruals basis over the term in accordance with the agreements.  Where revenue has been deferred because the Company has future performance obligations, revenue is recognized as the Company’s performance obligations are satisfied.  Costs incurred relating to this future revenue are also deferred.

Where a licence agreement provides for the payment of regular annuities to the Company and the licencee has the right to terminate the agreement prior to the payment of those annuities with no penalty, the Company does not recognise revenue until such time as the associated cash payments are received, as it is not considered probable that the benefits of the transaction will flow to the Company until cash collection is made.  Where such annuities are paid in advance, the revenue is allocated on a pro-rata basis with the balance being reflected in the balance sheet as a deferred revenue liability.

Genetic testing revenues

The Company operates testing laboratories which provide genetic testing services.  The Company recognises revenue from the provision of testing services when the testing services have been completed.  Fees received in advance of the testing process are deferred until such time as the Company completes its performance obligations.

Grant revenues

Government grants are recognised when there is reasonable assurance that the grant will be received and all attaching conditions will be complied with.  When the grant relates to an expense item, it is recognised as income over the periods necessary to match the grant on a systematic basis to the costs that it is intended to compensate.  When the grant relates to an asset, the fair value is credited to a deferred income account and is released to the income statement over the expected useful life of the relevant asset by equal annual instalments.

(t)                Provisions

Provisions are recognised when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.  Where the Group expects some or all of a provision to be reimbursed, the reimbursement is recognised as a separate asset but only when the reimbursement is virtually certain.  The expense relating to any provision is presented in the income statement net of any reimbursement.

If the effect of the time value of money is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.  Where discounting is used, the increase in the provision due to the passage of time is recognised as a finance cost.

Comparison of the year ended June 30, 2008 to the year ended June 30, 2007

License revenues

Our total license revenue generated for the 2008 financial year was $10,825,267, a decrease of 5% on the previous year.  The majority of this revenue was generated from new licenses granted to a number of companies including Syngenta Crop Protection AG, Monsanto Company, GE Healthcare Bio-Sciences Corp., Biosearch Technologies Inc. and Prometheus Laboratories Inc.  As with the 2007 financial year, we continued to receive income from the Applera settlement ($1,057,135), in the form of equipment and reagent credits, representing a decrease of $84,951 on the previous year.  Included in the total license revenues is royalty and annuity income of $921,076, which fell by $1,737,919, or 65%, during 2008 as we had received a major payment.  License revenues form part of the Australian geographic segment.

Service testing revenues

Our service testing income rose 26% on the 2007 financial year, an increase of $799,561.  Breast cancer testing (up $227,574), forensics testing (up $549,479) and canine disease testing and profiling (up $196,104) contributed significantly to the increase, though falls in livestock testing (down $163,574) reduced the overall increase.  However we can see promising increases in the number of tests conducted in future periods.  We expect this progress to continue as additional marketing initiatives continue to be introduced.  The income we earned from paternity testing remained stable, which we had anticipated as more competitors enter the market, however we are satisfied that we are able to maintain our market position, despite fierce price cutting in some areas.  We have since secured further considerable work in the area of forensics and are working with political lobbyists to tender for work that certain Australian State Governments are now seeking to outsource.  Service testing revenues form part of the Australian geographic segment.

Grant income

Grant income effectively fell by $136,488 in a year on year comparison which was due largely to a delay in receipt of the income due under the Export Market Development Grant which the Company hopes to receive during 2009.  Grant income forms part of the Australian geographic segment.

Interest income

Interest income increased by $431,319, or 88%, over the 2007 financial year due to sharp increases in the deposit interest rates applicable to the Company’s cash balances during the 2008 year and the fact that a significant proportion of the Company’s cash assets were transferred from accounts in the United States, where interest rates were typically lower, to the accounts in Australia, where interest rates were typically higher.

Employee benefits expenses

Total employee benefits expenses for 2008 increased by $1,012,322, or 18%.  Apart from increases due to general inflation, this increase was attributable to increases in salaries and wages ($682,243) as a result of additional staff being employed to expand the Company’s business and Directors’ fees ($127,586) as a result of additional Directors being added to the Board.

Impairment losses and other write-downs

Overall, impairment losses increased by $1,071,040, or 82%, from the preceding 2007 financial year.  During 2008, the Company recognized an impairment loss of $2,378,000 in respect of certain patents obtained from the C.Y. O’Connor ERADE Village Foundation in 2004 due to delays and uncertainty surrounding the commercialization of the underlying technology.

Genetic testing expenses

Genetic testing expenses decreased by $389,454, or 20%, during the 2008 financial year.  This fall was due partly to the first-time recognition of consumables and improvements in laboratory practices which have resulted in overall efficiencies delivering reduced consumption of reagents.

Contract research and trial expenses

Contract research and trial expenses incurred during 2008 of $1,267,748 remained in line with the previous year ($1,247,775) as the Company’s various research and development projects continued.

Royalties, license fees and commissions paid

Royalties, license fees and commissions paid increased by $309,398, or 53%, during the 2008 financial year.  This increase was due to the payment of commissions to licensing contractors in respect of new licenses granted by the Company during the year.

Legal and patent fees

Legal and patent fees increased by $125,249, or 17%, during the 2008 financial year.  This increase was due to fees associated with the acquisition of Frozen Puppies Dot Com Pty. Ltd., the lodging of new patent applications around the world and  general growth of the business.

Administration expenses

Administration expenses decreased by $62,154, or 7%, during the 2008 financial year due principally to lower audit fees offset by general inflationary increases in other administrative expenses.

Net foreign exchange losses

Net foreign exchange losses decreased by $62,363, or 20%, during the 2008 financial year due principally to more favourable movements in the Australian / US dollar exchange rates than in the preceding 2007 year.

Marketing and promotion expenses

Marketing and promotion expenses decreased by $215,443, or 49%, during the 2008 financial year.  This fall was due to a focus on the use of in-house personnel to promote the Company’s interests and the fact that a significant amount had been incurred by the Company during the previous financial year as part of its sponsorship of the International Congress on Human Genetics.

Withholding tax

Withholding tax decreased by $169,867, or 64%, during the 2008 financial year.  This fall was due to two factors: firstly, a strengthening of the Australian dollar against the US dollar, being the currency in which most of the Company’s licenses are denominated; and, secondly, changes to the Company’s licensing documents that ensures that the majority of license fees generated from new licenses are received net of any associated withholding tax obligation.

Comparison of the year ended June 30, 2007 to the year ended June 30, 2006

License revenues

Our total license revenue generated for the 2007 financial year was $11,337,079, representing a significant increase of 70% on the previous year.  The majority of this revenue was generated from new licenses granted to a number of companies including Monsanto Company and Thermo Fisher Scientific Inc.  As with the 2006 financial year, we continued to receive income from the Applera settlement ($1,142,086), in the form of equipment and reagent credits, representing an increase of $105,975 on the previous year.  Included in the total license revenues is royalty and annuity income of $2,658,995, which increased by $1,098,094, or 70%, during 2007 as we had brought forward the receipt of a major annuity payment during the 2007 year which was not due to be received until 2008.  License revenues form part of the Australian geographic segment.

Service testing revenues

Our service testing income rose 22% on the 2006 financial year, an increase of $568,910.  Breast cancer testing (up $396,900) and canine disease testing and profiling (up $642,265) contributed significantly to the increase, though falls in paternity testing (down $218,556) reduced the overall increase.  However, we can see promising increases in the number of tests conducted in future periods.  We expect this progress to continue as additional marketing initiatives continue to be introduced.  The income we earned on paternity testing fell as new competitors entered the marketplace, creating fierce price cutting in some areas.  We have since secured additional in the area of forensics testing and have tendered for work that certain Australian State Governments are now seeking to outsource.  Service testing revenues form part of the Australian geographic segment.

Grant income

Grant income effectively fell by $255,181, or 45%, in a year on year comparison which was due largely to a delay in receipt of the income due under the Export Market Development Grant which the Company hopes to receive during 2009.  Grant income forms part of the Australian geographic segment.

Interest income

Interest income decreased by $316,108, or 39%, over the 2007 financial year due to falls in the deposit interest rates applicable to the Company’s cash balances during the 2007 year.

Employee benefits expenses

Total employee benefits expenses for 2007 increased by $124,138, or only 2%, which was due to general inflation.

Impairment losses and other write-downs

Overall, impairment losses increased by $1,209,460, or 1,240%, from the preceding 2006 financial year due largely to the Company recognizing an impairment loss of $1,150,000 in respect of certain patents obtained from the C.Y. O’Connor ERADE Village Foundation in 2004 due to delays and uncertainty surrounding the commercialization of the underlying technology.

Genetic testing expenses

Genetic testing expenses decreased by $19,448, or only 1%, during the 2007 financial year.  This modest fall was due to improvements in laboratory practices which have resulted in overall efficiencies delivering reduced consumption of reagents, offset by inevitable inflationary price increases.

Contract research and trial expenses

Contract research and trial expenses incurred during 2007 of $1,247,775 fell by $98,141, or 7%, due to the termination of the addictive states project that was formerly undertaken at King’s College, London.

Royalties, license fees and commissions paid

Royalties, license fees and commissions paid increased by $402,839, or 327%, during the 2007 financial year.  This increase was due to the payment of commissions to licensing contractors in respect of new licenses granted by the Company during the year.

Legal and patent fees

Legal and patent fees decreased by $692,324, or 48%, during the 2007 financial year.  This considerable fall was due primarily to a settlement of the legal dispute with Applera Corporation which had occurred during the previous financial year.

Administration expenses

Administration expenses incurred during 2007 of $901,380 were in line with similar expenses incurred during the previous year of $910,776.

Net foreign exchange losses

Net foreign exchange losses of $317,317 were incurred during 2007 which compared unfavourably to the net foreign exchange gain of $123,616 which was incurred during the preceding year.  This movement was principally due to a significant movement in the Australian dollar / US dollar exchange rate during the year which moved from 0.7423 as of June 30, 2006 to 0.8491 as of June 30, 2007.

Marketing and promotion expenses

Marketing and promotion expenses decreased by $65,266, or 13%, during the 2007 financial year.  This fall was due to several factors including the termination of the Company’s investor relations firm in the United States, a focus on the use of in-house personnel to promote the Company’s interests and the fact that a significant amount had been incurred by the Company during the previous financial year as part of its sponsorship of the International Congress on Human Genetics.

Withholding tax

Withholding tax increased by $173,891, or 192%, during the 2007 financial year.  This increase was due to the execution of new licenses for which a withholding tax obligation may potentially arise in future.

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

During the years ended June 30, 2008, 2007 and 2006, we have incurred net losses of $5,446,089, $4,328,543 and $7,918,773, respectively.  We anticipate incurring additional costs over at least the next several years as we expand our research and development activities and conduct further trials of our technology.  The extent to which we will incur losses in future years depends largely on the success of the licensing of our non-coding technologies and the expansion  of our genetic testing business.

Since inception, our operations have been financed primarily from capital contributions by our stockholders, licensing and service testing revenues, grants, and interest earned on cash and cash equivalents.

During the years ended June 30, 2008 and 2007, the Company generated positive cash flows from operations of $422,770 and $2,579,246, respectively.  We believe that our cash and cash equivalents of approximately $12.9 million as of June 30, 2008, will provide us with sufficient capital to fund a base level of operations for the next two years as from that date.  During this period, we expect to be able to continue to adequately fund our research and development activities, licensing program, product development and commercialization efforts and other operations.  Further, as these activities continue to expand, we anticipate that the revenues generated should assist the Company to once again achieve a cash positive result from operations.

Our net cash provided by / (used in) operating activities was $422,770, $2,597,246 and $(5,957,322) for the years ended  June 30, 2008, 2007 and 2006, respectively.  Importantly, as stated above, the Company generated positive cash flows from operations for the first time in 2007 and again in 2008.  Cash used in operating activities for each period consisted primarily of losses incurred in operations reduced by depreciation and amortization expenses, exchange movements and unrealized profits and losses relating to investments.  In approximate order of magnitude, cash outflows typically consist of staff-related costs, service testing expenses, general and administrative expenses, research and development costs and legal/patent fees.

Our net cash provided by / (used in) investing activities was $(47,399), $94,010 and $(155,247) for the years ended June 30, 2008, 2007 and 2006, respectively.  Typically, cash used in investing activities related to the acquisition of laboratory equipment.  During the 2005 financial year, the establishment of the equipment finance facility described below reduced cash outflows for that year and future years.  In addition, the agreement reached with Applera Corporation in December 2005 has provided us with significant credits for laboratory equipment and reagents produced by that company.

Our net cash provided by / (used in) financing activities was $(528,899), $(502,505) and $(450,892) for the years ended June 30, 2008, 2007 and 2006, respectively.  These outflows related to the repayment of hire purchase principal in respect of various items of laboratory equipment.

Apart from the purchase of laboratory equipment of $118,010 in 2008, $158,699 in 2007 and $159,716 in 2006, we had no material capital expenditures for the years ended June 30, 2008, 2007 and 2006.

On January 14, 2005, the Company executed a Master Asset Finance Agreement with National Australia Bank Limited in respect of a $2.5 million asset hire purchase facility (the “Facility”).  As at June 30, 2008, the Company had financed the acquisition of laboratory equipment under the Facility with a total value of $1,966,312.  It is expected that other purchases of laboratory equipment will be financed under this Facility in the future, to the extent that sufficient credit is available.  The use of this Facility enables the Company to better match the cost of the equipment with the future revenues to be generated from it in a cost-effective manner and minimizes the outflow of valuable cash.

Future Cash Needs

We expect that operating expenses and, to a lesser extent, capital expenditures will be a material use of our  cash resources in future.  As of June 30, 2008, we had cash and cash equivalents totaling approximately $12.9 million.  We believe that this working capital is sufficient for our anticipated needs for the next two years as from that date.  We do not have any lines of credit apart from the equipment finance facility with National Australia Bank Limited and a nominal credit card facility with St. George Bank Limited which, as of June 30, 2008, had available credit of $145,000.  We anticipate generating additional cash in future years from our licensing activities and the continued expansion of our service testing business.

Operating Leases

We are obligated under various operating leases for periods expiring through 2011.  Payments under non-cancelable operating lease arrangements for office premises and laboratory facilities expire on various dates through June 30, 2011, resulting in the lease commitments over that period which are stated in the following table.

The following is a schedule of future minimum lease payments for operating leases that had initial or remaining non-cancellable lease terms in excess of one year as of June 30, 2008:

Year ending,
2009	$466,412
2010	477,715
2011	488,110
Total minimum lease payments	$1,432,237

Rent expense totaling $501,239, $445,384 and $399,274 for the years ended June 30, 2008, 2007 and 2006, respectively, was paid to Bankberg Pty. Ltd., a company associated with former Director, Dr. Mervyn Jacobson.

The following is a schedule of future minimum hire purchase payments for equipment finance that had initial or remaining non-cancelable lease terms in excess of one year as of June 30, 2008:

Minimum hire purchase payments
Year ending 2009	$134,027
Year ending 2010	106,793
Year ending 2011	97,739

Total minimum hire purchase payments	$338,559
Less: future finance charges	(40,360)

Aggregate hire purchase expenditure contracted for as at reporting date	$298,199

Aggregate expenditure commitments comprise:
Current liability	$111,117
Non-current liability	187,082
Total expenditure commitments	$298,199

Item 5.C         Research and Development, Patents and Licenses, etc.

Our principal business is biotechnology, with the emphasis on genomics and genetics, the licensing of the non-coding patents, reduction to practice of our fetal cell patents and expansion of the related service testing business.

The following table details historic R&D expenditure by project.  All projects are described at Item 4.B above.

	2008	2007	2006
	$	$	$
RareCellect	$775,662	$1,081,101	$1,193,098
ImmunAid	278,175	421,032	282,884
Pathogens	359,184	406,855	179,710
Genomic Matching Technique (note 1)	4,038,061	2,476,800	1,648,876
Addictive States (note 2)	—	52,113	253,250
Other general R&D	218,007	419,147	209,144
Total R&D expense	$5,669,089	$4,857,048	$3,766,962
Other expenditure	15,761,491	14,807,959	14,898,275
Total expenditure	$21,430,580	$19,665,007	$18,665,237
R&D as a % of total expenditure	26%	25%	20%

Notes:	1.	The figure for 2008 of $4,038,061 includes an impairment loss of $2,378,000. The figure for 2007 of $2,476,800 includes an impairment loss of $1,150,000.

	2.	The addictive states project was terminated during the 2007 financial year.

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

Item 5.E         Off-balance sheet arrangements

Apart from our settlement arrangements with Applera Corporation, pursuant to which we are entitled to draw down certain items of equipment and reagents (refer Note 29 of the attached financial statements for details), we have no off-balance sheet arrangements that have or are reasonably likely to have current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

Item 5.F         Information about Contractual Obligations

The table below shows the contractual obligations and commercial commitments as at June 30, 2008:

	0-1 year	>1-<3 years	>3-<5 years	>5 years
Minimum research and development payments	$762,500	$490,000	$—	$—
Operating lease commitments	$466,412	$477,715	$488,110	$—
Hire purchase commitments	$134,027	$106,793	$97,739	$—

The Company’s purchase obligations are in respect of its subcontracted research and development activities and equipment purchases.

Item 6.            Directors, Senior Management and Employees

Item 6.A         Directors and Senior Management

The Directors of the Company as of the date of this Annual Report are:

Fred Bart, (Chairman)

Mr. Bart, 54, has been involved in the textile industry for the last 25 years as well as being a significant investor in the resource and property sectors in Australia and overseas.  He brings to the Company extensive commercial experience from his involvement in the manufacturing and textile industries.  He is also Chairman of Electro Optic Systems Holdings Limited and Global Properties Limited and is a member of the Australian Institute of Company Directors.  He was appointed to the Board on October 26, 1996 and also serves as a Director of the Company’s Canadian-listed subsidiary, Gtech International Resources Limited, and as a member of the Company’s Audit Committee.

Sidney C. Hack, CPA (Non-Executive)

Mr. Hack, 70, is a Certified Practising Accountant and registered Company Auditor having recently retired after 30 years as a senior partner in a Melbourne-based Chartered Accounting Practice.  He has extensive experience in company audits, finance and taxation.  He was appointed to the Board on November 19, 2008, serves on the Company’s Corporate Governance Committee and is Chairman of the Company’s Audit Committee.

Huw D. Jones, BEng, MBA (Non-Executive)

Mr. Jones, 45, brings broad commercial experience from the healthcare and environmental services industries.  He has been involved in the healthcare market for over 15 years and has held executive positions with leading corporations including Managing Director of Datex-Ohmeda, Australasia (now GE Healthcare, Australasia).  Mr. Jones is currently CEO and Executive Director of Aeris Environmental Limited, an emerging environmental technology and services company, and co-owner of Nascor Pty. Ltd., a developer of specialist medical devices targeting the global neonatal and maternity markets.  He was appointed to the Company’s Board of Directors on November 19, 2008 and also serves on the Company’s Audit Committee.

During the 2008 financial year, Mr. Henry Bosch AO, Mr. John Dawkins AO, Dr. Leanne Rowe AM, Mr. David Carruthers and Mr. Michael Ohanessian also served as Directors of the Company until their removal on November 19, 2008 at the Company’s 2008 Annual General Meeting.  During the 2008 year, Dr. Mervyn Jacobson also served as a Director of the Company until his resignation on December 12, 2008.

Senior Management

We have a professional team of qualified and experienced research and development scientists and technicians.  The Company currently employees 74 people, of which seven have PhD qualifications.

As of the date of this Annual Report, we do not have a Chief Executive Officer following the removal of Mr. Michael Ohanessian on November 19, 2008.  An international recruitment agent has since been appointed to conduct a global search in order to identify potential candidates who may subsequently be appointed to fill this vacancy.

The members of Senior Management, and a brief summary of their relevant experience, is as follows:

Thomas G. Howitt, BCom, ACA, FTIA, ACIS, AICPA (Chief Financial Officer and Company Secretary)

Mr. Howitt, 44, was appointed as the group’s first full-time Chief Financial Officer in June 2004 and as Company Secretary in June 2005.  During his 20-plus year career, he has served as CFO and Company Secretary for a number of companies, listed on both the ASX and foreign stock exchanges.  His wide experience covers all facets of financial management and control across a variety of industries, including resources and technology (domestic and international), having been instrumental in the successful development, patenting and commercialisation of several innovative technologies.  He has played key roles in the raising of bank debt and equity capital and the management of complex due diligence programs and has worked as a senior Taxation Consultant for Ernst & Young and in the investment banking industry.  He also serves as President of the Company’s Canadian-listed subsidiary, Gtech International Resources Limited.

Ross Barrow, BSc Hons, MBA (Chief Operating Officer)

Mr. Barrow, 46, joined Genetic Technologies as its Chief Operating Officer in April 2008.  Prior to joining the Company, Mr. Barrow was Director, Technology and Melbourne Operations for Leica’s Biosystems Division, a subsidiary of NYSE-listed Danaher Corporation.  Prior to that, he was Chief Operating Officer and a Director of Vision BioSystems Limited, one of Australia’s most successful, global biotechnology and medical device companies.  Before Vision, Mr. Barrow spent 11 years with BHP Company Limited (now BHP Billiton) in a variety of roles managing major R&D and technology development programs.  Mr. Barrow has extensive senior management experience in the clinical in-vitro diagnostics industry as well as broad experience in managing global business units and operations.  As of the date of this Annual Report, Mr. Barrow had tendered his resignation.

W. Ian Smith, BEc (Business Development  Manager - DNA Profiling)

Mr. Smith, 45, was appointed Business Development Manager - DNA Profiling in 2005 after six years as the Company’s Financial Controller.  Prior to joining the Company, he had an extensive career in corporate banking, having worked for National Australia Bank Corporate Banking Division and, later, as a domestic money market dealer.  Subsequently, a move to Barclays Bank Australia Limited as Corporate Banking Manager saw him focus on new business development and management of medium-to-large corporate customers.  Prior to joining Genetic Technologies, he was involved in the customer retention and acquisition of high net wealth individuals as a Manager of Corporate Banking for the State Bank of New South Wales.  While at Genetic Technologies, he has overseen the merger and integration of a number of acquisitions.

Jonathan S. Whitty, BSc, GradDip Genetic Counseling (Business Development  Manager - Medical Diagnostics)

Mr. Whitty, 33, was appointed Business Development Manager - Medical Diagnostics in April 2007 after working in business development for the division since July 2004.  He has previously worked for five years in Molecular Pathology at the Peter MacCallum Cancer Institute where, as coordinator of molecular testing for gastrointestinal disease, he gained extensive experience and technical knowledge in diagnostic laboratory operations.  Subsequently trained in Genetic Counseling and employed by Genetic Health Services Victoria in the division of Rural & Regional services, he has broad experience in the social and ethical aspects of clinical genetics services.  Having served as Secretary of the Human Genetics Society of Australasia - Victorian Branch from 2004 to 2006, and as a current member of the Hereditary Bowel Cancer Group in Victoria, he has in-depth knowledge of genetic testing policy in Australia.  As of the date of this Annual Report, Mr. Whitty had tendered his resignation.

M. Luisa Ashdown, MSc (General Manager - Licensing)

Ms. Ashdown, 52, is a Senior Scientist and currently serves as the Company’s General Manager - Licensing.  She has extensive experience gained in over 20 years combined employment at Royal Women’s Hospital and Royal Melbourne Hospital and at Genetic Technologies.  Areas of expertise include molecular genetics, immunology, tissue typing, DNA profiling and now intellectual property management.  After joining the Company in 1989, she was responsible for building the laboratory’s capability and managing the DNA service testing including fulfilling government statutory regulatory requirements.  In addition to Laboratory Manager, she was Research Project Manager, author on various company publications and a Director of several subsidiary companies.  In addition to managing its licensing activities, she is currently actively contributing to the Company’s business development and research activities.

Catherine M. Barclay, BA, PGDipHRM (General Manager - Human Resources)

Mrs. Barclay, 41, was appointed as General Manager - Human Resources in December 2007.  During her 20 year career,   she has served in a variety of management roles, including managing human resources, customer service and accounting support functions, in both Australia and New Zealand.  Her experience covers all aspects of human resources including organizational development, employee and industrial relations, change management and development and implementation of human resources policies and processes.  She has been responsible from a human resources perspective for acquisitions and divestitures and has played    a key role in developing corporate HR strategy whilst working for AXA Asia Pacific Holdings Ltd.

Scientific Advisors

It is vital to the success of a company seeking to commercialize research, such as Genetic Technologies Limited, to have access to pre-eminent scientists to advise and critically review its research projects and the progress it makes over time.  As such, in August 2003, we established an outstanding Scientific Advisory Committee, consisting of independent scientists with expertise and reputations for excellence in their respective fields of endeavor that complement the major projects being undertaken by the Company.  However, due to external time commitments of the members, we decided during 2007 to disband the formal Committee and, instead, avail ourselves of the services of each former Committee member on an “as needs” basis.  We believe that this approach will provide all concerned with a more efficient use of everyone’s available time.

Item 6.B         Compensation

Details of the nature and amount of each major element of the compensation of each director of the Company and each of the named officers of the Company and its subsidiaries, for services in all capacities during the financial year ended June 30, 2008 are listed below.  All figures are stated in Australian dollars (AUD).

Name and title of Directors	Year	Short-term Salary/fees	Other	Post-employment Superannuation	Long-term Long service leave	Share-based Options	Totals
		$	$	$	$	$	$
Henry Bosch AO	2008	126,846	—	—	—	12,921	139,767
Non-Executive Chairman	2007	90,000	—	—	—	74,025	164,025

Fred Bart	2008	42,282	—	3,805	—	—	46,087
Non-Executive Director	2007	30,000	—	2,700	—	—	32,700

David Carruthers	2008	50,000	—	4,500	—	—	54,500
Non-Executive Director	2007	—	—	18,795	—	—	18,795

John S. Dawkins AO	2008	42,282	—	3,805	—	12,921	59,008
Non-Executive Director	2007	30,000	—	2,700	—	74,025	106,725

Dr. Mervyn Jacobson (note)	2008	138,461	—	—	—	—	138,461
Non-Executive Director	2007	300,000	—	—	—	—	300,000

Dr. Leanne Rowe AM (note)	2008	—	—	11,353	—	—	11,353
Non-Executive Director	2007	—	—	—	—	—	—

Robert J. Edge (note)	2008	—	—	—	—	—	—
Non-Executive Director	2007	11,414	—	1,027	—	—	12,441

Prof. Deon J. Venter (note)	2008	—	—	—	—	—	—
Non-Executive Director	2007	17,500	—	399	—	—	17,899

Sub-totals for Directors	2008	399,871	—	23,463	—	25,842	449,176
	2007	478,914	—	25,621	—	148,050	652,585

Executives

Michael B. Ohanessian (note)	2008	232,546	6,706	20,769	356	68,175	328,552
Chief Executive Officer	2007	—	—	—	—	—	—

Thomas G. Howitt (note)	2008	200,000	35,000	21,150	8,284	30,759	295,193
Chief Financial Officer and Company Secretary	2007	190,000	—	17,100	3,881	35,050	246,031

Ross Barrow (note)	2008	54,006	—	4,860	—	—	58,866
Chief Operating Officer	2007	—	—	—	—	—	—

Dr. Gary Cobon (note)	2008	66,047	82,500	74,619	—	—	223,166
Chief Scientific Officer	2007	93,741	—	80,659	877	50,512	225,789

Geoffrey E. Newing (note)	2008	—	—	—	—	—	—
Fmr. Chief Operating Officer	2007	188,333	87,500	16,630	—	—	292,463

Ian N. Christensen (note)	2008	—	—	—	—	—	—
Group General Manager - IP	2007	23,358	—	1,380	—	—	24,738

Sub-totals for Executives	2008	552,599	124,206	121,398	8,640	98,934	905,777
	2007	495,432	87,500	115,769	4,758	85,562	789,021
Total remuneration of	2008	952,470	124,206	144,861	8,640	124,776	1,354,953
Key Management Personnel	2007	974,346	87,500	141,390	4,758	233,612	1,441,606

Notes:             The Company and the Group had only four Executives, as defined, during the year ended June 30, 2008.

The column above entitled “Other” of $124,206 (2007: $87,500) comprises termination benefits of $82,500 (2007: $87,500), bonuses of $35,000 (2007: $nil) and motor vehicle allowances of $6,706 (2007: $nil).

Dr. Jacobson served as the Company’s Chief Executive Officer from July 1, 2007 to September 24, 2007.  He resigned as a Director of the Company on December 12, 2008.

Dr. Rowe was appointed as a Director of the Company on April 16, 2008.

Mr. Edge retired as a Director of the Company on November 17, 2006.

Prof. Venter resigned as a Director of the Company on August 23, 2006.

Mr. Ohanessian was appointed as a Director of the Company and its Chief Executive Officer on September 24, 2007.  He was removed as a Director and its CEO on November 19, 2008.

Mr. Ohanessian received $6,706 during the year ended June 30, 2008 in respect of a motor vehicle allowance.

Mr. Howitt received an STI payment of $35,000 during the year ended June 30, 2008 in respect of the prior year.

Mr. Barrow was appointed as the Company’s Chief Operating Officer on April 14, 2008.

Dr. Cobon resigned as the Company’s Chief Scientific Officer on March 28, 2008.

Dr. Cobon received $82,500 during the year ended June 30, 2008 in respect of a termination benefit.

Mr. Newing resigned as the Company’s Chief Operating Officer on July 1, 2007.

Mr. Newing received $87,500 during the year ended June 30, 2007 in respect of a termination benefit.

Mr. Christensen resigned as the Company’s Group General Manager - IP on August 12, 2006.

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

On August 29, 2000, shareholders approved the grant of 3,000,000 options to Directors.  Each option granted to Directors was exercisable into one Ordinary Share at any time on or before April 14, 2005 at a fixed price of $0.45 per share.  On August 12, 2003, Mr. Ian Dennis exercised 1,000,000 options at $0.45 by paying $450,000 and simultaneously sold the resulting 1,000,000 shares.  The remaining 2,000,000 lapsed unexercised on April 14, 2005.

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

There are currently three executives, two consultants and 20 staff who have been granted options under the Plan.  Options issued under the Plan carry no rights to dividends and no voting rights.

Options issued under the Plan during the following financial years are as follows:

Year ended June 30, 2006:

Grant date	Expiry date	Number granted	Exercise price

August 12, 2005	August 12, 2011	1,450,000	$0.43
August 12, 2005	August 12, 2011	1,000,000	$0.53
November 23, 2005	November 23, 2011	1,000,000	$0.56
January 17, 2006	January 17, 2012	400,000	$0.45
June 22, 2006	February 1, 2012	750,000	$0.46
June 22, 2006	May 31, 2012	700,000	$0.40
	Total	5,300,000

On August 12, 2005, we issued 750,000 options under the Plan to Geoff Newing, our Chief Operating Officer, and a further 250,000 options to Tom Howitt.  These options are exercisable at $0.53 and expire on August 12, 2011.  On November 23, 2005, we issued 500,000 new options under the Plan to each of two Directors, Henry Bosch AO and John Dawkins AO.  These options are exercisable at $0.56 and expire on November 23, 2011.  The remaining 3,300,000 options were issued to various employees.  A total of 6,666,667 options were forfeited during the year ended June 30, 2006 and a further 2,630,000 options that had been issued under the Plan were cancelled.

Year ended June 30, 2007:

There were no options granted during the year ended June 30, 2007.

A total of 1,175,000 of the options issued under the Plan were forfeited during the year ended June 30, 2007 and a further 1,525,000 options were cancelled.

Year ended June 30, 2008:

Grant date	Expiry date	Number granted	Exercise price

September 24, 2007	September 24, 2012	3,650,602	$0.17
October 23, 2007	October 23, 2012	3,500,000	$0.22
June 30, 2008	June 30, 2013	1,000,000	$0.13
	Total	8,150,602

On September 24, 2007, we issued 3,650,602 options under the Plan to Michael Ohanessian, our former Chief Executive Officer.  These options are exercisable at $0.17 and expire on September 24, 2012.  On October 23, 2007, we issued 3,500,000 new options under the Plan to a number of employees.  These options are exercisable at $0.22 and expire on October 23, 2012.  The remaining 1,000,000 options were issued to Ross Barrow, our Chief Operating Officer.  These options are exercisable at $0.13 and expire on June 30, 2013.  A total of 2,900,000 options were forfeited during the year ended June 30, 2008 and a further 6,052,500 options that had been issued under the Plan were cancelled.

As of the date of this Annual Report, there was a total of 11,175,602 options outstanding.

On August 2, 2001, the Company announced that it had entered into an agreement with GTH Capital of New York to pursue its listing on the National Association of Securities Dealers Automated Quotations (“NASDAQ”).  This agreement was assigned by GTH Capital to GMCG, LLC, the successor of GTH Capital, on April 1, 2002.  In accordance with the agreement, Genetic Technologies issued 150,000 shares to GTH Capital on October 10, 2001 and agreed to issue 900,000 options at an exercise price of $0.70 to GTH Capital within three years, subject to it meeting certain performance criteria.  On January 14, 2002, GTH were entitled to receive 540,000 of the options.  During the year ended June 30, 2004, GMCG, LLC became entitled to a further 60,000 options.  We have now issued to GMCG, LLC the 600,000 options that have met specific performance criteria.  Subsequent to June 30, 2005, the parties agreed not to proceed with the issue of the 300,000 remaining options, notwithstanding the successful listing of the Company’s Level II ADR’s on NASDAQ on September 2, 2005, as certain performance criteria were not met by GMCG, LLC.  The 600,000 options granted to GMCG, LLC lapsed on September 7, 2007.

On May 22, 2001, Gtech International Resources Limited, a controlled entity issued 130,000 directors options to Dr. Mervyn Jacobson at an exercise price of CAD0.38 which vested immediately.  These options lapsed unexercised on May 22, 2006.  On February 3, 2005, Fred Bart and Ian Dennis exercised a total of 158,500 options in Gtech International at an exercise price of CAD0.20 each.  On August 26, 2005, 100,000 options in Gtech International were granted to each of Tom Howitt and Elizabeth Sy, both Directors of Gtech, at an exercise price of CAD0.45 each.

On September 4, 2003, as part of the placement of 13,333,333 shares at $0.75, we issued the subscriber with 6,666,667 options exercisable at $1.00 on or before September 30, 2005.  These options subsequently lapsed on September 30, 2005.

Options granted under the Staff Share Plan (the “Plan”) carry no rights to dividends and no voting rights.  In accordance with the terms of the Plan, options granted prior to June 2007 generally vest on the basis of 25% per annum and can be exercised at any time after vesting to the date of their expiry.  The options generally have an expiry date of six years from the date of grant.  Options granted after July 2007, generally vest on the basis of 100% after three years from the date of grant and can be exercised at any time after vesting to the date of their expiry.  These later options generally have an expiry date of five years from the date of grant.

During the years ended June 30, 2008, 2007 and 2006, the Company recorded a share-based payments expense in respect of the options granted of $164,533, $257,906 and $431,875, respectively.

The following is additional information relating to the options granted under the Plan as of June 30, 2008:

	Options outstanding			Options exercisable
Range of exercise prices	Number of options	Weighted average exercise price	Remaining weighted average contractual life (years)	Number of options	Weighted average exercise price
$0.11 - $0.20	4,650,602	$0.16	4.62	—	N/A
$0.21 - $0.30	2,800,000	$0.22	4.32	—	N/A
$0.31 - $0.40	625,000	$0.39	3.07	400,000	$0.39
$0.41 - $0.50	2,650,000	$0.46	1.94	2,112,500	$0.46
$0.51 - $0.60	450,000	$0.54	0.47	325,000	$0.53
	11,175,602	$0.27	3.73	2,837,500	$0.46

The following is additional information relating to the options granted under the Plan as of June 30, 2007:

	Options outstanding			Options exercisable
Range of exercise prices	Number of options	Weighted average exercise price	Remaining weighted average contractual life (years)	Number of options	Weighted average exercise price
$0.31 - $0.40	875,000	$0.40	4.32	350,000	$0.39
$0.41 - $0.50	4,652,500	$0.46	2.87	2,827,500	$0.47
$0.51 - $0.60	3,950,000	$0.55	2.48	2,900,000	$0.56
$0.61 - $0.70	2,500,000	$0.61	0.42	2,500,000	$0.61
	11,977,500	$0.52	2.34	8,577,500	$0.54

The following is additional information relating to the options granted under the Plan as of June 30, 2006:

	Options outstanding			Options exercisable
Range of exercise prices	Number of options	Weighted average exercise price	Remaining weighted average contractual life (years)	Number of options	Weighted average exercise price
$0.31 - $0.40	875,000	$0.40	5.66	131,250	$0.38
$0.41 - $0.50	7,152,500	$0.46	3.66	3,465,000	$0.47
$0.51 - $0.60	4,150,000	$0.55	3.49	2,200,000	$0.56
$0.61 - $0.70	2,500,000	$0.61	1.47	2,500,000	$0.61
	14,677,500	$0.52	3.35	8,296,250	$0.53

The fair value for the options issued to employees was estimated at the date of grant using a Black-Scholes option-pricing model with the following weighted-average assumptions for June 30:

	2008	June 30, 2007	2006
Risk Free Interest Rate	5.99% to 6.50%	N/A	5.62%
Expected Dividend Yield	—	N/A	—
Historic and Expected Volatility	75%	N/A	53%
Option Exercise Prices	$0.17 to $0.22	N/A	$0.38 to $0.61
Weighted Average Exercise Price	$0.19	N/A	$0.53
Expected Lives	3 to 5 years	N/A	5 years

No options were granted during the year ended June 30, 2007.

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

Item 6.C         Board Practices

The Board of Directors

Under our Constitution, our Board of Directors is required to comprise at least three Directors.  As of the date of this Annual Report, our Board comprised three Directors.

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

The Board meets to discuss business regularly throughout the year, with additional meetings being held when circumstances warrant.  Included in the table below are details of the meetings of the Board and the committees of the Board that were held during the 2008 financial year.

			Committees of the Board
	Directors’ meetings		Audit		Corporate Governance
	Eligible	Attended	Eligible	Attended	Eligible	Attended
Henry Bosch AO	11	11	9	9	5	5
Michael B. Ohanessian (note)	8	8	—	—	3	3
Fred Bart	11	10	—	—	—	—
David Carruthers	11	11	9	9	—	—
John S. Dawkins AO	11	11	9	6	5	5
Dr. Mervyn Jacobson	11	10	—	—	5	4
Dr. Leanne Rowe AM (note)	2	2	—	—	—	—

Notes:   During the year ended June 30, 2008, a total of four Unanimous Consent Resolutions of the Directors were also passed.

Mr. Ohanessian was appointed as a Director of the Company on September 24, 2007.

Dr. Rowe was appointed as a Director of the Company on April 16, 2008.

In accordance with the Charter, the auditor attended three meetings of the Audit Committee at the request of the Committee.

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

Committee membership

As at the date of this Report, the Company had an Audit Committee and a Corporate Governance Committee of the Board of Directors (the latter being formerly known as the Nomination and Remuneration Committee).

The individuals who served as members of these Committees during the financial year were:

	Audit Committee Period served	Corporate Governance Committee Period served
Henry Bosch AO (note)	July 1, 2007 to June 30, 2008	July 1, 2007 to June 30, 2008
Michael B. Ohanessian	Not applicable	September 26, 2007 to June 30, 2008
Fred Bart	Not applicable	Not applicable
David Carruthers (note)	July 1, 2007 to June 30, 2008	Not applicable
John S. Dawkins AO	July 1, 2007 to June 30, 2008	July 1, 2007 to June 30, 2008
Dr. Mervyn Jacobson	Not applicable	July 1, 2007 to June 30, 2008
Dr. Leanne Rowe AM	Not applicable	Not applicable

Notes:   Mr. Bosch served as the Chairman of the Corporate Governance Committee for the entire year ended June 30, 2008.

Mr. Carruthers served as the Chairman of the Audit Committee for the entire year ended June 30, 2008.

As of the date of this Annual Report, the members of the Audit Committee were:

Sidney C. Hack (Chairman)

Fred Bart

Huw D. Jones

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

As of the date of this Annual Report, the members of the Corporate Governance Committee were:

Huw D. Jones (Chairman)

Sidney C. Hack

Compliance with NASDAQ Rules

NASDAQ listing rules require that we disclose the home country practices that we will follow in lieu of compliance with NASDAQ corporate governance rules.  The following describes the home country practices and the related NASDAQ rule:

Majority of Independent Directors:  We follow home country practice rather than NASDAQ’s requirement in Marketplace Rule 4350(c)(1) that the majority of the Board of each issuer be comprised of independent directors as defined in Marketplace Rule 4200.  As of the date of this Annual Report, our Board of Directors comprises of a majority of independent directors.

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

Nomination:  We follow home country practice rather than NASDAQ’s requirement in Marketplace Rule 4350(c)(4) that director nominees be selected or recommended by a majority of the independent directors or by a nominations committee (in our case, the Corporate Governance Committee) comprised of independent directors.  These decisions are made by the nomination and remuneration committee and it is not comprised of a majority of independent directors.  The ASX does not have a requirement that each listed issuer have a nominations committee or otherwise follow the procedures embodied in NASDAQ’s Marketplace Rule.  Furthermore, no law, rule or regulation of the ASIC has such a requirement nor does the applicable corporate law legislation.  Accordingly, selections or recommendations of director nominees by a committee that is not comprised of a majority of directors that are not independent is not prohibited by the laws of Australia.

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

Item 6.D         Employees

The Company currently employees 74 people, including executive Directors.  The number of employees as at the end of each respective financial year ended June 30 are as follows:

2008	60
2007	54
2006	49

Item 6.E         Share Ownership

The relevant interest of each director in the share capital of the Company as notified by the directors to the Australian Securities Exchange in accordance with section 205G(1) of the Corporations Act 2001 as of December 18, 2008 is as follows:

Director	Ordinary shares	Percentage of Capital held
Fred Bart (note)	25,918,214	6.92%
Sidney C. Hack	—	N/A
Huw D. Jones	—	N/A

Notes:             Mr. Bart also controls 88,500 ordinary shares in Gtech International Resources Limited.

As of the date of this Annual Report, no options over Ordinary Shares are held by the Directors.

Item 7.            Major Shareholders and Related Party Transactions

Item 7.A         Major Shareholders

The table below sets forth the beneficial owners of 5% or more of our voting securities as of December 18, 2008:

Name	Number of Ordinary Shares held		Percentage of Capital held
Dr. Mervyn Jacobson	151,631,900	(a)	40.47%

Mr. Fred Bart	25,918,214	(b)	6.92%

(a)	includes shares held by Mervyn Jacobson ApS and JGT ApS.

(b)	shares registered in the name of Security & Equity Resources Limited.

The number of Ordinary Shares on issue in Genetic Technologies as of the date of this Annual Report was 374,644,801.   The number of holders of Ordinary Shares in Genetic Technologies as of the date of this Annual Report was approximately 3,100.

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

Item 7.B         Related Party Transactions

During the year ended June 30, 2008:

•                  GeneType Pty. Ltd. paid a total of $501,239 (2007: $445,384) to Bankberg Pty. Ltd., a company associated with former Director Dr. Mervyn Jacobson, for rent in respect of the office and laboratory premises in Fitzroy, Victoria that are leased by the Group.

•                  The Company paid a total of $79,936 (2007: $nil) to Government Relations Australia Advisory Pty. Ltd., a company associated with former Director Mr. John Dawkins AO, in respect of consulting services provided to the Group.

•                  The Company paid a total of $414,133 (2007: $nil) to Transmedia Inc., a company associated with former Director Dr. Mervyn Jacobson, in respect of licensing services provided to the Group.

•                  Former Director Dr. Mervyn Jacobson acquired a total of 522 ordinary shares in ImmunAid Pty. Ltd., a subsidiary of the Company.  As at June 30, 2008, Dr. Jacobson held a total of 522 ordinary shares in ImmunAid Pty. Ltd., representing approximately 4.0% of that company’s total issued capital.

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

Item 8.B                          Litigation and Other Legal Proceedings

Bioscentia Institut fur Medizinische Diagnostik GmbH

A nullification action was filed by Bioscentia Institut fur Medizinische Diagnostik GmbH of Ingelheim in the German Federal Patent Court in relation to German Patent No. 69029018.7, which had been assigned to the Company.  Dr. Christof Keussen of Glawe Delfs Moll in Hamburg has been engaged by the Company to defend the action, supported by Mr. Robert Brunelli of Sheridan Ross PC, of Denver, Colorado.

Application for patent re-examination

It recently came to the attention of the Company that a “Request for Re-examination” of US Patent No. 5,612,179 had been filed with the United States Patent and Trademark Office on October 15, 2008 by the law firm of Foley & Lardner LLP, of Chicago, Illinois.  The request relates to one independent claim contained in that patent.  The law firm of Sheridan Ross PC, of Denver, Colorado, has now filed a first response on behalf of the Company.

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

Item 8.D                          Significant Changes to Financial Information

Our consolidated financial statements are set out on pages F1 to F42 of this Annual Report (refer to Item 18 “Financial Statements”).

Adoption of IFRS

We previously filed our Annual Report with the SEC in a Form 20-F which included consolidated financial statements that were prepared in accordance with U.S. GAAP.

Following the publication of SEC Release 33-8879, “Acceptance From Foreign Private Issuers of Financial Statements Prepared in Accordance With International Financial Reporting Standards Without Reconciliation to U.S. GAAP,” we have decided to file our consolidated financial statements in this Form 20-F in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

An explanation of the significant differences between IFRS and U.S. GAAP that are relevant to our consolidated financial statements is presented below together with tabular reconciliations for the financial years ended June 30, 2007 and June 30, 2006 for consolidated net income and consolidated shareholders’ equity previously reported in accordance with U.S. GAAP to the equivalent measures restated in accordance with IFRS.

		Years ended June 30,
	Note	2007 AUD	2006 AUD
Income statement
Net income / (loss) under U.S. GAAP		(1,788,506)	(5,378,359)
IFRS adjustments:
Amortization of patent costs	(a)	(2,762,482)	(2,937,720)
Stock compensation expenses	(b)	222,445	385,306
Other	(d)	—	12,000
Income tax on IFRS adjustments		—	—
Net IFRS adjustments		(2,540,037)	(2,540,414)
Net income / (loss) under IFRS		(4,328,543)	(7,918,773)

Shareholders’ equity

Shareholders’ equity under U.S. GAAP		16,737,828	18,259,694
IFRS adjustments:
Patent costs	(a)	8,550,553	11,313,035
Government loan	(c)	700,000	700,000
Other	(d)	(30,590)	(30,590)
Income tax on IFRS adjustments		—	—
Shareholders’ equity under IFRS		25,957,791	30,242,139

(a)          Capitalization of patent costs - Under U.S. GAAP, the Company expensed patent costs as incurred whereas under IFRS the Company had capitalized these patent costs and amortized them over their useful life.

(b)         Stock compensation expenses - Certain differences between IFRS 2 and FAS 123(R) arise in relation to the phasing of stock compensation expenses over each accounting period.  The Company has recognized compensation expense on a straight line basis in accordance with FAS 123(R) and on a graded basis under IFRS 2.  This difference resulted in differences in expense during the year.

(c)          Government loans - Differences exist between IAS 20 and ARB 43 related to the accounting for government loans.  Notwithstanding that the loan did not need to be recognized under IFRS, under U.S. GAAP, the Company determined it was still required to recognize the loan as a liability of the Company.

(d)         Other - immaterial differences.

Item 8.E                            Significant Other Changes

On March 8, 2007, the Company announced that the Australian Securities and Investments Commission (“ASIC”) had sought information from the Company regarding certain past trading in its shares.  The Company has cooperated fully with ASIC.  The Company later clarified to the Market that, whilst the information being sought by ASIC did not relate to any suspected wrongdoing by the Company itself, it did relate to the activities of certain individuals who were Executives of the Company at the time.  On December 12, 2008, a former Director of the Company, Dr. Mervyn Jacobson, was charged with 319 counts of market manipulation regarding his involvement in the trading of shares in Genetic Technologies between April 22, 2005 and November 2, 2006.

Following the Company’s decision to enforce its rights to perform testing of the BRCA 1 and BRCA2 genes in Australia and New Zealand, a Notice issued under section 155(1) of the Trade Practices Act has been received by the Company from the Australian Competition and Consumer Commission (“ACCC”).  The ACCC has sought information from the Company in order to establish whether or not Genetic Technologies has contravened any section of the Act.  The Company has cooperated fully with the ACCC’s request.  On November 24, 2008, the Company announced to the Market its intention to reverse its decision to enforce its BRCA testing rights.  The ACCC was advised of this decision but, as at the date of this Annual Report, it is unknown how the ACCC will respond to the Company’s change in direction.

On October 26, 2007, the Company received a letter from the Australian Taxation Office (“ATO”) regarding a “Comprehensive review” of the Company.  In the letter, the ATO requested the Company to provide it with extensive documents in relation to its taxation affairs.  The Company has complied fully with the ATO’s request.  On October 30, 2008, the Company received a further letter from the ATO advising that the ATO was proceeding to audit.  As at the date of this Annual Report, the audit had not yet commenced.

On July 22, 2008, the Company acquired 100% of the issued capital of Frozen Puppies Dot Com Pty. Ltd. (“FPDC”), Australia’s foremost provider of canine reproductive services.  Under the terms of the Agreement between the Company and FPDC, Genetic Technologies acquired 100% of the issued share capital of FPDC in return for the issue to the FPDC shareholders of 12,254,902 ordinary shares in Genetic Technologies and the payment of $153,160 in cash.  In other terms of the acquisition, Genetic Technologies advanced $346,840 in loan funds to FPDC to enable shareholder loans to be repaid and Employment Agreements were executed between the Company and the five principals of FPDC.  Voluntary Restriction Agreements were also executed with all former FPDC shareholders.  As a result, 80% of the 12,254,902 Genetic Technologies’ shares that were issued as part of the acquisition are subject to voluntary escrow and will be released from escrow in four equal tranches after the expiration of 6, 12, 18  and 24 months from the date of issue, respectively.

Since June 30, 2008, there has not been any matter or circumstance, other than as referred to elsewhere in this Annual Report, Note 39 of the attached Financial Statements or the notes thereto, that has arisen that has significantly affected, or may significantly affect our operations, results of those operations or the state of our affairs in future years.

Item 9.                                   The Offer and Listing

Item 9.A                          Offer and Listing Details

The Company’s Ordinary Shares were listed on the Australian Securities Exchange (the “ASX”) in July 1987 (under the name of Concord Mining NL).  The following table sets forth, for the periods indicated, the highest and lowest market quotations for the Ordinary Shares reported on the Daily Official List of the ASX since that acquisition.

Financial Year	Period Covered	High	Low
		(in $0.00)
Yearly data
2004	Year ended June 30, 2004	0.87	0.34
2005	Year ended June 30, 2005	0.67	0.305
2006	Year ended June 30, 2006	0.595	0.315
2007	Year ended June 30, 2007	0.42	0.12
2008	Year ended June 30, 2008	0.26	0.09

Quarterly data
2007	Quarter ended September 30, 2006	0.37	0.33
	Quarter ended December 31, 2006	0.42	0.31
	Quarter ended March 31, 2007	0. 35	0.14
	Quarter ended June 30, 2007	0.30	0.12
2008	Quarter ended September 30, 2007	0.185	0.13
	Quarter ended December 31, 2007	0.26	0.145
	Quarter ended March 31, 2008	0.175	0.10
	Quarter ended June 30, 2008	0.125	0.09

Monthly data
2008 and 2009	Month ended June 30, 2008	0.105	0.09
	Month ended July 31, 2008	0.097	0.084
	Month ended August 31, 2008	0.10	0.085
	Month ended September 30, 2008	0.09	0.06
	Month ended October 31, 2008	0.065	0.038
	Month ended November 30, 2008	0.084	0.045

As of the date of this Annual Report, we had 374,644,801 Ordinary Shares on issue, without par value.  See Item 10B “Our Constitution” for a detailed description of the rights attaching to our shares and Item 12D “American Depositary Receipts” for a description of the rights attaching to the American Depositary Shares.

The Company’s securities are also listed on NASDAQ Global Market (under the ticker GENE) in the form of American Depositary Shares.  Each American Depositary Share evidences thirty Ordinary Shares.  Since listing on the NASDAQ Global Market on September 2, 2005, the ADRs have traded in a range from a low of USD0.35 to a high of USD13.85.  The most recent sale of the ADRs occurred at a price of USD1.02.

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

The Company has registered one class of American Depositary Shares (ADSs) on Form F-6 pursuant to the U.S. Securities Act of 1933, as amended.  One ADS represents thirty Ordinary Shares without par value.  As of June 30, 2008, there were 201,720 ADSs outstanding.

The table below sets forth the high and low sales prices for the ADSs during the periods indicated:

Financial Year	Period Covered	High	Low
		(in USD 0.00)
Yearly data
2004	Year ended June 30, 2004	—	—
2005	Year ended June 30, 2005	13.85	8.00
2006	Year ended June 30, 2006	13.85	7.25
2007	Year ended June 30, 2007	10.00	3.50
2008	Year ended June 30, 2008	5.21	2.26

Quarterly data
2007	Quarter ended September 30, 2006	9.00	6.50
	Quarter ended December 31, 2006	10.00	6.65
	Quarter ended March 31, 2007	8.15	3.75
	Quarter ended June 30, 2007	8.99	3.50
2008	Quarter ended September 30, 2007	4.29	3.55
	Quarter ended December 31, 2007	5.21	3.55
	Quarter ended March 31, 2008	4.50	3.03
	Quarter ended June 30, 2008	3.39	2.26

Monthly data
2008 and 2009	Month ended June 30, 2008	3.18	2.26
	Month ended July 31, 2008	2.67	2.20
	Month ended August 31, 2008	2.55	1.80
	Month ended September 30, 2008	2.44	1.45
	Month ended October 31, 2008	1.69	0.70
	Month ended November 30, 2008	2.09	0.66

Item 9.B	Plan of Distribution

Not applicable.

Item 9.C	Markets

Effective September 2, 2005, our ADSs were listed on the NASDAQ Global Market under the ticker “GENE”.  Our Ordinary Shares are listed and trade on the ASX under the code “GTG”.

Item 9.D	Selling Shareholders

Not applicable.

Item 9.E	Dilution

Not applicable.

Item 9.F	Expenses of the Issue

Not applicable.

Item 10.	Additional Information

Item 10.A	Share Capital

As of June 30, 2008, we had a total of 362,389,899 Ordinary Shares on issue.  With the exception of 3,333,333 such Shares which were the subject of a voluntary escrow arrangement, all of these Ordinary Shares were listed on the Australian Securities Exchange and were freely tradable.  As of the date of this Annual Report, we had a total of 374,644,801 Ordinary Shares on issue, of which a total of 13,137,255 such Shares which were the subject of a voluntary escrow arrangement.

Based on our review of shareholder records (based solely on the addresses), as of June 30, 2008 there are 48 U.S. resident shareholders of our Ordinary Shares holding 8,575,036 shares representing 2.3% of the total issued and outstanding Ordinary Shares.  Our Ordinary Shares do not have a par value.  These figures do not include any Ordinary Shares which may held by U.S. residents in the form of American Depositary Receipts (ADRs).

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

Between July 1, 2001 and June 30, 2003, we issued a total of 4,440,621 Ordinary Shares resulting from the exercise of vendor options, the exercise of options granted under the Staff Share Plan, a small placement for cash of 1,000,000 shares, two exchanges of our shares for shares in XY, Inc., and the issuance of shares in lieu of legal fees to our counsel, all of which resulted in 262,234,425 Ordinary Shares being outstanding as of June 30, 2003.  Subsequently, on September 4, 2003, we completed a brokered private placement to professional Australian investors of 13,333,333 Ordinary Shares at $0.75 each, raising $10,000,000.  As part of the placement, we also issued 6,666,667 options to the subscribers to the placement with an exercise price of $1.00 on or before September 30, 2005.

On June 15, 2004, we issued 16,666,667 Ordinary Shares to the C.Y. O’Connor ERADE Village Foundation, as consideration under our licensing agreement with that Foundation (see point 17).  During the year ended June 30, 2005, we issued a further 65,561,338 Ordinary Shares resulting from the exercise of vendor options and a small number of options granted under the Staff Share Plan.  During the year ended June 30, 2006, we issued a further 20,000 Ordinary Shares as consideration for the acquisition of certain intellectual property, all of which resulted in 362,389,899 Ordinary Shares being outstanding as of June 30, 2006.  There were no shares issued during the years ended June 30, 2007 and June 30, 2008.

On July 22, 2008, we issued 12,254,902 Ordinary Shares to the five former owners of Frozen Puppies Dot Com Pty. Ltd. in part consideration for the acquisition of that company by Genetic Technologies Limited (refer Note 39 of the attached financial statements).  As a result, there is a total of 374,644,801 Ordinary Shares on issue as of the date of this Annual Report.

As at June 30, 2008 and 2007, the following outstanding unlisted options, together with their respective ASX codes and expiry dates, were convertible into Ordinary Shares.  The exercise prices are quoted in Australian dollars.

Option description	2008	Weighted ave. exercise price	2007	Weighted ave. exercise price

GTGAA (expiring 6 September 2010)	750,000	$0.48	750,000	$0.48
GTGAD (expiring 12 August 2011)	700,000	$0.43	850,000	$0.43
GTGAE (expiring 12 August 2011)	250,000	$0.53	1,000,000	$0.53
GTGAF (expiring 23 November 2011)	—	—	1,000,000	$0.56
GTGAG (expiring 1 February 2012)	—	—	750,000	$0.46
GTGAH (expiring 31 May 2012)	450,000	$0.40	700,000	$0.40
GTGAI (expiring 30 June 2013)	1,000,000	$0.13	—	—
GTGAI (expiring 30 November 2007)	—	—	1,750,000	$0.56
GTGAK (expiring 11 June 2009)	200,000	$0.45	200,000	$0.45
GTGAM (expiring 30 November 2007)	—	—	2,500,000	$0.61
GTGAO (expiring 30 November 2007)	—	—	802,500	$0.49
GTGAQ (expiring 20 May 2009)	700,000	$0.44	700,000	$0.44
GTGAS (expiring 20 May 2009)	175,000	$0.38	175,000	$0.38
GTGAU (expiring 17 January 2012)	—	—	200,000	$0.45
GTGAW (expiring 24 September 2012)	3,650,602	$0.17	—	—
GTGAY (expiring 23 October 2012)	2,800,000	$0.22	—	—
GTGAZ (expiring 27 February 2010)	200,000	$0.56	200,000	$0.56
GTGAZ (expiring 27 February 2010)	300,000	$0.49	400,000	$0.49

Balance at the end of the financial year	11,175,602	$0.27	11,977,500	$0.52

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

Item 10.C                           Material Contracts

Apart from the acquisition of Frozen Puppies Dot Com Pty. Ltd. on July 22, 2008 (refer Note 39 of the attached Financial Statements), there were no material contracts entered into during the two years preceding the date of this Annual Report which were outside the ordinary course of business.  See also Item 4B “Our Licenses and Commercial Collaborations”.

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

Takeovers Act

There are no limitations, either under the laws of Australia or under the Company’s Constitution, to the right of non-residents to hold or vote Genetic Technologies Ordinary Shares other than the Commonwealth Foreign Acquisitions and Takeovers Act 1975 (the “Takeovers Act”).  The Takeovers Act may affect the right of non-Australian residents, including US residents, to hold Ordinary Shares but does not affect the right to vote, or any other rights associated with, any Ordinary Shares held in compliance with its provisions.  Acquisitions of shares in Australian companies by foreign interests are subject to review and approval by the Treasurer of the Commonwealth of Australia under the Takeovers Act.  The Takeovers Act applies to any acquisition of outstanding shares of an Australian company that exceeds, or results in a foreign person or persons controlling the voting power of more than a certain percentage of those shares.  The thresholds are 15% where the shares are acquired by a foreign person, or group of associated foreign persons, or 40% in aggregate in the case of foreign persons who are not associated.  Any proposed acquisition that would result in an individual foreign person (with associates) holding more than 15% must be notified to the Treasurer in advance of the acquisition.  As of the date of this Annual Report, approximately 52.2% of the outstanding Ordinary Shares in the Company were held by shareholders whose registered addresses were located outside Australia.  In addition to the Takeovers Act, there are statutory limitations in Australia on foreign ownership of certain businesses, such as banks and airlines, not relevant to the Company.  However, there are no other statutory or regulatory provisions of Australian law or Australian Securities Exchange requirements that restrict foreign ownership or control of Genetic Technologies.

Corporations Act 2001

As applied to Genetic Technologies Limited, the Corporations Act 2001 (the “Corporations Act 2001”) prohibits any legal person (including a corporation) from acquiring a relevant interest in Ordinary Shares if after the acquisition that person or any other person’s voting power in Genetic Technologies Limited increases from 20% or below to more than 20%, or from a starting point that is above 20% and below 90%.

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

A person’s voting power in Genetic Technologies Limited is that percentage of the total votes attached to Ordinary Shares in which that person and its associates (as defined in the Corporations Act 2001) holds a relevant interest.

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

Subject to certain exceptions for short-term and hedged positions, a dividend that a non-corporate holder receives on an ADR in a taxable year beginning before January 1, 2011 will be subject to a maximum tax rate of 15% if the dividend is a “qualified dividend.”  A dividend on an ADR will be a qualified dividend if (i) either (a) the ADRs are readily tradable on an established market in the United States or (b) we are eligible for the benefits of a comprehensive income tax treaty with the United States that the Secretary of the Treasury determines is satisfactory for purposes of these rules and that includes an exchange of information program, and (ii) we were not, in the year prior to the year the dividend was paid, and are not, in the year the dividend is paid, a passive foreign investment company (“PFIC”).  The ADRs are listed on the Nasdaq Global Market, which should qualify them as readily tradable on an established securities market in the United States.  In any event, the Treaty satisfies the requirements of clause (i)(b), and we are a resident of Australia entitled to the benefits of the Treaty.  Based on our audited financial statements and relevant market and shareholder data, we believe we were not a PFIC for U.S. federal income tax purposes for our taxable years ended June 30, 2007 and June 30, 2008, respectively, but we may be classified as a PFIC in the current taxable year.  Given that the determination of PFIC status involves the application of complex tax rules, and that it is based on the nature of our income and assets from time to time, no assurances can be provided that we will not be considered a PFIC for the current (or any past of future) taxable year.  In addition, as described in the section below entitled “Passive Foreign Investment Company Rules,” if we were a PFIC in a year while a U.S. holder held an ADR, and if the U.S. holder has not made a qualified electing fund election effective for the first year the U.S. holder held the ADR, the ordinary share underlying the ADR remains an interest in a PFIC for all future years or until such an election is made. The IRS takes the position that such rule will apply for purposes of determining whether an ADR is an interest  in a PFIC in the year a dividend is paid or in the prior year, even if we do not satisfy the tests to be a PFIC in either of those years.  Even if dividends on the ADRs would otherwise be eligible for qualified dividend treatment, in order to qualify for the reduced qualified dividend tax rates, a non-corporate holder must hold the ordinary share on which a dividend is paid for more than 60 days during the 120-day period beginning 60 days before the ex-dividend date, disregarding for this purpose any period during which the non-corporate holder has an option to sell, is under a contractual obligation to sell or has made (and not closed) a short sale of substantially identical stock or securities, is the grantor of an option to buy substantially identical stock or securities or, pursuant to Treasury regulations, has diminished their risk of loss by holding one or more other positions with respect to substantially similar or related property.  In addition, to qualify for the reduced qualified dividend tax rates, the non-corporate holder must not be obligated to make related payments with respect to positions in substantially similar or related property.  Payments in lieu of dividends from short sales or other similar transactions will not qualify for the reduced qualified dividend tax rates.  A non-corporate holder that receives an extraordinary dividend eligible for the reduced qualified dividend rates must treat any loss on the sale of the stock as a long-term capital loss to the extent of the dividend.  For purposes of determining the amount of a non-corporate holder’s deductible investment interest expense, a dividend is treated as investment income only if the non-corporate holder elects to treat the dividend as not eligible for the reduced qualified dividend tax rates.  Special limitations on foreign tax credits with respect to dividends subject to the reduced qualified dividend tax rates apply to reflect the reduced rates of tax.

The U.S. Treasury has announced its intention to promulgate rules pursuant to which non-corporate holders of stock of non-U.S. corporations, and intermediaries through whom the stock is held, will be permitted to rely on certifications from issuers to establish that dividends are treated as qualified dividends.  Because those procedures have not yet been issued, it is not clear whether we will be able to comply with them.

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

Passive Foreign Investment Company Rules

A special set of U.S. federal income tax rules applies to a foreign corporation that is a PFIC for U.S. federal income tax purposes.  As noted above, based on our audited financial statements and relevant market and shareholder data, we believe that we were not a PFIC for U.S. federal income tax purposes for our taxable years ended June 30, 2007 and June 30, 2008, respectively, but we may be classified as a PFIC in the current taxable year.  In addition, given that the determination of PFIC status involves the application of complex tax rules, and that it is based on the nature of our income and assets from time to time, no assurances can be provided that we will not be considered a PFIC for any past or future taxable years.

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

If we are treated as a PFIC, contrary to the tax consequences described in “U.S. Federal Income Tax Considerations--Taxation of Dividends” and “--U.S. Federal Income Tax Considerations--Taxation of Capital Gains” above, a U.S. holder that does not make an election described in the succeeding two paragraphs would be subject to special rules with respect to (i) any gain realized on a sale or other disposition of an ADR (for purposes of these rules, a disposition of an ADR includes many transactions on which gain or loss is not realized under general U.S. federal income tax rules) and (ii) any “excess distribution” by the Company to the U.S. holder (generally, any distribution during a taxable year in which distributions to the U.S. holder on the ADR exceed 125% of the average annual taxable distributions (whether actual or constructive and whether or not out of earnings and profits) the U.S. holder received on the ADR during the preceding three taxable years or, if shorter, the U.S. holder’s holding period for the ADR).  Under those rules, (i) the gain or excess distribution would be allocated ratably over the U.S. holder’s holding period for the ADR, (ii) the amount allocated to the taxable year in which the gain or excess distribution is realized would be taxable as ordinary income in its entirety and not as capital gain, would be ineligible for the reduced qualified dividend rates, and could not be offset by any deductions or losses, and (iii) the amount allocated to each prior year, with certain exceptions, would be subject to tax at the highest tax rate in effect for that year, and the interest charge generally applicable to underpayments of tax would be imposed in respect of the tax attributable to each of those years.  A U.S. holder who owns an ADR during any year we are a PFIC may have to  file IRS Form 8621.

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

Item 10.G      Statement by Experts

Not applicable.

Item 10.H      Documents on Display

The documents concerning the Company which are referred to in this Annual Report may be inspected at the offices of the Company at 60-66 Hanover Street, Fitzroy, Victoria 3065 Australia.  Following our listing on NASDAQ Global Market in September 2005, we are now subject to the information requirements of the U.S. Securities Exchange Act of 1934, as amended, and, in accordance therewith, we are required to file reports, including annual reports on Form 20-F, and other information with the U.S. Securities and Exchange Commission in electronic form.  These materials, including this Annual Report and the exhibits thereto, may be inspected and copied at the Commission’s public reference room in Washington, D.C.  Please call the Commission at 1-800-SEC-0330 for further information regarding the public reference rooms.  As a foreign private issuer, we are required to make filings with the Commission by electronic means.  Any filings we make electronically will be available to the public over the Internet at the Commission’s website at http://www.sec.gov.  We also maintain a website at www.gtg.com.au.  Information on our website and websites linked    to it do not constitute a part of this Annual Report.

Item 10.I        Subsidiary Information

The following is a list of the Company’s subsidiaries as at the date of this Annual Report:

GeneType AG	Switzerland	100%
GeneType Corporation	California, U.S.A.	100%
GeneType Pty. Ltd.	Australia	100%
Genetic Technologies Corporation Pty. Ltd.	Australia	100%
Frozen Puppies Dot Com Pty. Ltd.	Australia	100%
RareCellect Pty. Ltd.	Australia	100%
ImmunAid Pty. Ltd.	Australia	69.2%
Gtech International Resources Limited	Canada	75.8%
AgGenomics Pty. Ltd.	Australia	50.1%

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

We operate in Australia, and we will be subject to certain foreign currency exposure.  Historically, currency translation gains and losses have been reflected as adjustments to stockholders’ equity, while transaction gains and losses have been reflected as components of income and loss.  Transaction gains and losses could be material depending upon changes in the exchange rates between the Australian dollar and the U.S. dollar.  A significant amount of our license revenue is denominated in U.S. dollars.

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

At June 30, 2008, one customer accounted for 31% ($495,000) of trade accounts receivable, which related to the testing segment in Australia.  At June 30, 2007, two customers accounted for 25% ($158,740) and 12% ($75,850), respectively, of trade accounts receivable, which related to the licensing and genetic testing segments, respectively, in Australia.

At June 30, 2008, two suppliers accounted for 21% ($267,300) and 18% ($227,700), respectively, of trade accounts payable, both of which related to the research segment in Australia.  At June 30, 2007, one supplier accounted for 10% ($81,455) of trade accounts payable, which related to the corporate segment in Australia.

In 2008, two customers accounted for 25% ($3,952,569) and 14% ($2,164,009), respectively, of the Company’s total revenue.  In 2007, one customer accounted for 39% ($5,894,836) of the Company’s total revenue.  In 2006, one customer accounted for 37% ($3,730,076) of the Company’s total revenue.  All revenues attributable to these customers relate to the licensing segment in Australia.

Export sales, mainly to the USA, were $10,060,541, $10,476,321 and $3,004,133 in 2008, 2007 and 2006, respectively.

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

Item 14.         Material Modifications to The Rights Of Security Holders and Use Of Proceeds

Not applicable.

Item 15.         Controls and Procedures

Item 15.A      Disclosure Controls and Procedures

We maintain disclosure controls and procedures as such term is defined in Rules 13 a - 15 (e) and 15 d - 15 (e) under the Securities Exchange Act of 1934 (the “Exchange Act”), as amended, that are designed to ensure that information required to be disclosed in the reports that we file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission.  Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in our reports filed or submitted under the Securities Exchange Act of 1934 is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.  Disclosure controls and procedures, no matter how well designed and operated, can only provide reasonable assurance of achieving the desired control objectives.

Our Management has carried out an evaluation, under the supervision and with the participation of our former Chief Executive Officer and current Chief Financial Officer, of the effectiveness of our disclosure controls and procedures as of June 30, 2008.  On November 19, 2008, our Chief Executive Officer was removed from his position and as a Director of the Company at the 2008 Annual General Meeting.  An international recruitment agent has since been appointed by the Company to undertake a worldwide search for a replacement Chief Executive Officer.  Subsequent to the removal of the Chief Executive Officer, the Board has worked closely with Management to ensure the efficient operation of the Company’s businesses, collectively performing the role of acting CEO.  The Board has relied upon the representations of Management and employees performing similar functions regarding disclosure controls and procedures for the period since November 19, 2008.  Based on that evaluation, the Board and Chief Financial Officer have concluded that such disclosure controls and procedures were effective at the reasonable assurance level as of June 30, 2008.  The Board has resolved that Mr. Sid Hack, as Chairman of the Company’s Audit Committee, is the most appropriate Director to sign off on this assessment on behalf of the Board.

Our Management, including our Chief Executive Officer and Chief Financial Officer, does not expect that our disclosure controls and procedures or our internal control over financial reporting will provide absolute assurance that all appropriate information will, in fact, be communicated to management to allow timely decisions to be made or prevent all error and fraud.  A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.  Additionally, the design of a control system must reflect the fact that there are resource constraints, and the benefit of controls must be considered relative to their costs.  Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the company have been detected or that our control system will operate effectively under all circumstances.  Moreover, the design of any system of controls is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.

Item 15.B      Management’s annual report on internal control over financial reporting

Our Management is responsible for establishing and maintaining adequate internal control over financial reporting.  The Securities Exchange Act of 1934 defines internal control over financial reporting in Rule 13a-15(f) and 15d-15(f) as a process designed by, or under the supervision of, the Company’s principal executive and principal financial officers and effected by the Company’s Board of directors, Management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

•          Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;

•          Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of Management and directors of the Company; and

•          Provide reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use or disposition of the company’s assets that could have a material effect on the consolidated financial statements.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the annual financial statements will not be prevented or detected on a timely basis.

Our Management, under the supervision and with the participation of our Board and Chief Financial Officer, have assessed the effectiveness of its internal control over financial reporting as of June 30, 2008.  In making this assessment, Management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO, in Internal Control-Integrated Framework.  As a result of that assessment, Management identified the following control deficiencies as of June 30, 2008 that constituted material weaknesses:

•          Deficiencies in the financial statement reporting process of US filing.  In order to address any potential weaknesses in our knowledge in this regard, our senior finance staff are committed to attending targeted SEC reporting courses and subscribing to additional information publications and updates of SEC releases and rule changes and of information about the requirements of the Public Company Accounting Oversight Board.  Our CFO has also become an International Associate of the American Institute of Certified Public Accountants (AICPA) which assists him in keeping abreast of technical accounting developments in the US.  We have also mitigated any weakness by conferring and / or hiring outside accounting advisers with respect to the technical requirements applicable to our financial statements.

•          The Company did not maintain an adequate segregation of duties with respect to internal control over financial reporting. Specifically, the Company did not design controls to ensure that the duties and responsibilities related to the authorization, custody, recordkeeping and reconciliation of transactions related to payables and cash were performed by individuals who had incompatible roles and responsibilities or were otherwise not monitored by those in charge of governance.  The Company plans additional regular reporting to the Board of the potential segregation of duties conflicts that exist in a smaller business enterprise such as ours and the impacts of transactions within such areas for the Company.  The efforts to report the potential conflicts and Board’s oversight are intended to be implemented during the year ending June 30, 2009.

The material weaknesses described above could result in adjustments to the Company’s consolidated financial statements and disclosures for the year ended June 30, 2008 that would result in a material misstatement to the Company’s annual consolidated financial statements that would not be prevented or detected.

Based upon its assessment, because of the material weaknesses described above, our Management has concluded that, as of June 30, 2008, our internal control over financial reporting is not effective based upon the abovementioned criteria.

This Annual Report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting.  Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the company to provide only Management’s report in this Annual Report.

Item 15.C      Attestation report of the registered public accounting firm

Not applicable.

Item 15.D      Changes in internal control over financial reporting

In connection with the audits of our financial years ended June 30,  2007 and 2006, Ernst & Young, the Company’s independent registered public accounting firm, identified material weakness in the financial statement close process and knowledge of US GAAP and the maintenance of adequate segregation of duties.  As the Company converted from US GAAP to IFRS for the year ended June 30, 2008, the material weakness relating to the knowledge of US GAAP and related financial statement close process has been remediated.

There were no other changes in our internal control over financial reporting during the period covered by this Annual Report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16.A      Audit Committee Financial Expert

Following the resignation of Mr. Robert Edge at the 2006 Annual General Meeting, we did not have an audit committee financial expert within the meaning of the Sarbanes-Oxley Act and related regulations.  However, on February 26, 2007, we appointed Mr. David Carruthers as a Non-Executive Director who replaced Mr. Edge as Chairman of the Company’s Audit Committee and who we believe qualified as a financial expert within the meaning of the Sarbanes-Oxley Act and related regulations.  On November 19, 2008, Mr. Carruthers was removed as a Director of the Company and was replaced as Chairman of the Audit Committee by Mr. Sid Hack  on that date.  We believe Mr. Hack does not qualify as a financial expert within the meaning of the Sarbanes-Oxley Act and related regulations.

Recent changes in Board composition at the Company have resulted in its non-compliance with the requirements of the Nasdaq and the U.S. Securities and Exchange Commission that listed companies have an audit committee that is composed of a minimum of three independent directors.  At present there are only two independent directors serving on the Audit Committee and the Company is actively engaged in seeking appropriate candidates for appointment to its Board of Directors who also can serve on the Audit Committee, and who have the necessary financial expertise.

Item 16B.      Code Of Ethics

We have adopted a Code of Ethics (styled Code of Conduct) that applies to all of our Directors and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller.  The Code  can be downloaded at our website (www.gtg.com.au).  Additionally, any person, upon request, can ask for a hard copy or electronic file of such Code.  If we make any substantive amendment to the Code of Ethics or grant any waivers, including any implicit waiver, from a provision of the Code of Ethics, we will disclose the nature of such amendment or waiver on our website.  During the year ended June 30, 2008, no such amendment was made or waiver granted.  Our Board of Directors is responsible for the corporate governance of the consolidated entity and guides and monitors the business and affairs of Genetic Technologies on behalf of the shareholders by whom they are elected and to whom they are accountable.  We are required to publish a Corporate Governance Statement annually that accords with the introduction last year of the Australian Securities Exchange Corporate Governance Council’s (the “Council’s”) “Principles of Good Corporate Governance and Best Practice Recommendations”.  In accordance with the Council’s recommendations, the Corporate Governance Statement must now contain certain specific information and must disclose the extent to which we have followed the guidelines during the period.  Where a recommendation has not been followed, that fact must be disclosed, together with the reasons for the departure.  The Company’s Corporate Governance Statement  is now structured with reference to the Corporate Governance Council’s principles and recommendations.  Below is an extract from the Company’s most recent Corporate Governance Statement:

As of the date of this Annual Report, the following twelve Corporate Governance documents had been adopted by the Board, in addition to the Company’s Constitution which was revised and approved by the shareholders of the Company in November 2005.  All of these documents are available on the Company’s website: www.gtg.com.au

•      Board Charter which defines the role of the Board and that of Management;

•      Audit Committee Charter;

•      Corporate Governance Committee Charter;

•      Board Protocol which clarifies the responsibilities of Directors and the Company’s expectations of them;

•      Code of Conduct, including a Document Retention Policy;

•      Board Performance Evaluation Policy;

•      Risk and Compliance Policy;

•      Continuous Disclosure Policy;

•      Securities Trading Policy;

•      Shareholder Communications Policy; and

•      Whistleblower Policy.

Item 16.C      Principal Accountant Fees and Services

The following table sets forth the fees billed to us by our Independent Registered Public Accounting Firm, Ernst & Young, during the financial years ended June 30, 2008 and 2007, respectively:

	2008	2007
Audit fees	$177,500	$410,274
Tax fees	38,350	55,095
Total	$215,850	$465,369

Audit fees in the above table are the aggregate fees billed by Ernst & Young in connection with the audit of our annual financial statements and review of our semi-annual financial information.  Tax fees related to the preparation of the Company’s income tax returns.

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

Item 18.         Financial Statements

GENETIC TECHNOLOGIES LIMITED

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page
Genetic Technologies Limited - Report of Independent Registered Public Accounting Firm.

Genetic Technologies Limited - Consolidated Income Statements for the years ended June 30, 2008, 2007 and 2006.	F1

Genetic Technologies Limited - Consolidated Balance Sheets as of June 30, 2008 and 2007.	F2

Genetic Technologies Limited - Consolidated Statements of Changes in Equity for the years ended June 30, 2008, 2007 and 2006.	F3

Genetic Technologies Limited - Consolidated Cash Flows Statements for the years ended June 30, 2008, 2007 and 2006.	F4

Genetic Technologies Limited - Notes to Consolidated Financial Statements.	F5

Item 19.         Exhibits

The following documents are filed as exhibits to this Annual Report on Form 20-F:

1.1	Constitution of the Registrant. #

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

4.9	Sponsored Research Agreement dated as of June 15, 2004 between Genetic Technologies Limited and the C.Y. O’Connor ERADE Village Foundation. +

4.10	IP Sale and Royalty Agreement dated as of June 15, 2004 between Genetic Technologies Limited and C.Y. O’Connor ERADE Village Foundation. +

4.11	License Agreement dated as of September 17, 2004 between the Company and Genzyme Corporation.* ++

4.12	License Agreement dated as of September 17, 2004 between the Company and MetaMorphix, Inc. +

4.13	License Agreement dated as of September 27, 2004 among the Company, MetaMorphix, Inc. and MMI Genomics, Inc. +

4.14	Patent License Agreement with an effective date of December 1, 2006 between Genetic Technologies Limited and Genosense Diagnostic GMBH.*+++

4.15	Settlement and License Agreement with an effective date of June 20, 2007 between Genetic Technologies Limited and Monsanto Company.*+++

4.16	License Agreement and Release with an effective date of June 29, 2007 between Genetic Technologies Limited and Thermo Fisher Scientific Inc.*+++

4.17	License Agreement with an effective date of August 22, 2007 between Genetic Technologies Limited and Monsanto Company.*+++

4.18	License Agreement with an effective date of September 28, 2007 between Genetic Technologies Limited and Syngenta Crop Protection AG.*+++

4.19	License Agreement with an effective date of September 30, 2007 between Genetic Technologies Limited and BioSearch Technologies Inc.*+++

4.20	Share Purchase Agreement with an effective date of July 22, 2008 between Genetic Technologies Limited and the shareholders of Frozen Puppies Dot Com Pty. Ltd.

12.01	Section 302 Certification

12.02	Section 302 Certification

13.01	Section 1350 Certification

13.02	Section 1350 Certification

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

+++  Previously filed with the Company’s Annual Report on Form 20-F (File No. 0-51504), filed with the Commission on December 20, 2007 and incorporated herein by reference.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

GENETIC TECHNOLOGIES LIMITED

Dated: December 30, 2008	By:	/s/ Sidney C. Hack
		Name:	Sidney C. Hack
		Title:	Director and Chairman of the Audit Committee

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Genetic Technologies Limited

We have audited the accompanying consolidated balance sheets of Genetic Technologies Limited and subsidiaries as of June 30, 2008 and 2007, and the related consolidated statements of income, shareholders’ equity, and cash flows for each of the three years in the period ended June 30, 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Genetic Technologies Limited and subsidiaries at June 30, 2008 and 2007, and the consolidated results of their operations and their cash flows for each of the three years in the period ended June 30, 2008, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ Ernst & Young
Ernst & Young Melbourne, Victoria, Australia December 24, 2008

CONSOLIDATED INCOME STATEMENTS

For the year ended June 30, 2008

(Australian dollars)	Notes	2008	2007	2006
		$	$	$

Revenue from operations	4	15,702,336	14,978,819	10,048,703

Other income	5	276,606	340,486	708,411
Employee benefits expenses	6	(6,568,966)	(5,556,644)	(5,432,506)
Amortisation and depreciation expenses	6	(4,755,155)	(4,602,992)	(4,817,277)
Impairment losses and other write-downs	6	(2,378,000)	(1,306,960)	(97,500)
Genetic testing expenses		(1,599,644)	(1,989,098)	(2,008,546)
Contract research and trial expenses		(1,267,748)	(1,247,775)	(1,345,916)
Royalties, license fees and commissions paid		(889,520)	(580,122)	(177,283)
Legal and patent fees		(873,854)	(748,605)	(1,440,929)
Administration expenses		(839,226)	(901,380)	(910,776)
Rent and outgoings		(533,644)	(535,045)	(511,050)
Net foreign exchange losses		(254,954)	(317,317)	—
Marketing and promotion expenses		(221,644)	(437,087)	(502,353)
Withholding tax		(94,524)	(264,391)	(90,500)
Finance costs	6	(66,763)	(90,929)	(112,082)
Other expenses	6	(1,086,938)	(1,086,662)	(1,218,519)

Loss before income tax		(5,451,638)	(4,345,702)	(7,908,123)

Income tax expense	7	—	—	—

Loss for the year		(5,451,638)	(4,345,702)	(7,908,123)

Loss is attributable to:

Equity holders of Genetic Technologies Limited		(5,446,089)	(4,328,543)	(7,918,773)
Minority interest	26	(5,549)	(17,159)	10,650
		(5,451,638)	(4,345,702)	(7,908,123)

Earnings per share (cents per share)

Basic loss for the year attributable to the ordinary equity holders of Genetic Technologies Limited	8	(1.5)	(1.2)	(2.2)

Diluted loss for the year attributable to the ordinary equity holders of Genetic Technologies Limited	8	(1.5)	(1.2)	(2.2)

F1

CONSOLIDATED BALANCE SHEETS

As at June 30, 2008

(Australian dollars)	Notes	2008	2007
		$	$

ASSETS

Current assets
Cash and cash equivalents	9	12,920,772	13,333,750
Trade and other receivables	10	1,596,738	646,946
Prepayments and other assets	11	857,225	543,252
Performance bond and deposits	12	519,117	76,898

Total current assets		15,893,852	14,600,846

Non-current assets
Deposits	13	—	450,000
Receivables	14	—	—
Prepayments		—	8,698
Available-for-sale investments	15	207,195	233,330
Property, plant and equipment	16	1,703,757	1,944,379
Intangible assets and goodwill	17	6,289,774	12,211,774

Total non-current assets		8,200,726	14,848,181

Total assets		24,094,578	29,449,027

LIABILITIES

Current liabilities
Trade and other payables	18	1,786,412	1,563,652
Interest-bearing liabilities	19	111,117	476,989
Deferred revenue	20	138,941	321,317
Withholding tax payable		326,361	324,837
Provisions	21	684,171	561,968

Total current liabilities		3,047,002	3,248,763

Non-current liabilities
Interest-bearing liabilities	22	187,082	46,978
Provisions	21	75,421	50,477

Total non-current liabilities		262,503	97,455

Total liabilities		3,309,505	3,346,218

Net assets		20,785,073	26,102,809

EQUITY

Contributed equity	23	70,243,996	70,243,996
Reserves	24	1,588,804	1,456,895
Accumulated losses	25	(51,189,189)	(45,743,100)

Parent entity interest		20,643,611	25,957,791

Minority interests	26	141,462	145,018

Total equity		20,785,073	26,102,809

F2

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the year ended June 30, 2008

	Attributable to Members of Genetic Technologies Limited
(Australian dollars)	Contributed equity	Reserves	Accumulated losses	Parent interests	Minority interests	Total equity
	$	$	$	$	$	$

At 30 June 2005	70,235,396	779,101	(33,495,784)	37,518,713	164,526	37,683,239
Currency translation differences	—	26,548	—	26,548	—	26,548
Loss for the year	—	—	(7,918,773)	(7,918,773)	10,650	(7,908,123)
Total recognised income and expense for the year	—	26,548	(7,918,773)	(7,892,225)	10,650	(7,881,575)
Issue of ordinary shares	8,600	—	—	8,600	—	8,600
Share-based payments	—	431,875	—	431,875	—	431,875
At 30 June 2006	70,243,996	1,237,524	(41,414,557)	30,066,963	175,176	30,242,139
Currency translation differences	—	(38,535)	—	(38,535)	(12,999)	(51,534)
Loss for the year	—	—	(4,328,543)	(4,328,543)	(17,159)	(4,345,702)
Total recognised income and expense for the year	—	(38,535)	(4,328,543)	(4,367,078)	(30,158)	(4,397,236)
Share-based payments	—	257,906	—	257,906	—	257,906
At 30 June 2007	70,243,996	1,456,895	(45,743,100)	25,957,791	145,018	26,102,809
Currency translation differences	—	(32,624)	—	(32,624)	(9,161)	(41,785)
Share of issued capital	—	—	—	—	11,154	11,154
Loss for the year	—	—	(5,446,089)	(5,446,089)	(5,549)	(5,451,638)
Total recognised income and expense for the year	—	(32,624)	(5,446,089)	(5,478,713)	(3,556)	(5,482,269)
Share-based payments	—	164,533	—	164,533	—	164,533
At 30 June 2008	70,243,996	1,588,804	(51,189,189)	20,643,611	141,462	20,785,073

F3

CONSOLIDATED CASH FLOW STATEMENTS

For the year ended June 30, 2008

(Australian dollars)	Notes	2008	2007	2006
		$	$	$

Cash flows provided by / (used in) operating activities
Receipts from customers		12,961,170	14,541,621	7,537,611
Payments to suppliers and employees		(13,642,885)	(12,723,248)	(15,067,011)
Interest received		919,447	489,824	926,777
Other income		217,076	379,978	757,383
Finance costs		(32,038)	(90,929)	(112,082)

Net cash flows provided by / (used in) operating activities	9	422,770	2,597,246	(5,957,322)

Cash flows provided by / (used in) investing activities
Proceeds from the sale of plant and equipment		70,611	—	4,469
Proceeds from the sale of shares		—	332,709	—
Purchases of plant and equipment		(118,010)	(158,699)	(159,716)
Advances to unrelated parties		—	(80,000)	—

Net cash flows provided by / (used in) investing activities		(47,399)	94,010)	(155,247)

Cash flows used in financing activities
Repayment of hire purchase principal		(528,899)	(502,505)	(450,892)

Net cash flows used in financing activities		(528,899)	(502,505)	(450,892)

Net increase / (decrease) in cash and cash equivalents		(153,528)	2,188,751)	(6,563,461)

Cash and cash equivalents at beginning of year		13,783,750	11,885,247	18,414,017

Net foreign exchange difference		(259,450)	(290,248)	34,691

Cash and cash equivalents at end of year	9	13,370,772	13,783,750	11,885,247

F4

NOTES TO THE FINANCIAL STATEMENTS

For the year ended June 30, 2008

1.     CORPORATE INFORMATION

The Financial Report of Genetic Technologies Limited (the “Company”) for the year ended June 30, 2008 was authorised for issue in accordance with a resolution of the Directors dated August 27, 2008.  Genetic Technologies Limited is incorporated in Australia and is a company limited by shares.  The Company’s ordinary shares are publicly traded on the Australian Securities Exchange under the symbol GTG and, via Level II American Depositary Receipts, on the NASDAQ Global Market under the ticker GENE.

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)   Basis of preparation

This general purpose Financial Report has been prepared in accordance with International Financial Reporting Standards (“IFRS”) and other authoritative pronouncements of the International Accounting Standards Board (“IASB”).

Compliance with IFRS

The Financial Report complies with both IFRS, as issued by the International Accounting Standards Board, and the Australian Accounting Standards, as issued by the Australian Accounting Standards Board.

The consolidated entity changed its accounting policies on July 1, 2005 to comply with IFRS.  The transition to IFRS is accounted for in accordance with IFRS 1: First-Time Adoption of International Financial Reporting Standards (“IFRS 1”), with July 1, 2004 as the date of transition.

Historical cost convention`

These financial statements have been prepared under the historical cost convention, as modified by the measurement of certain available-for-sale investments at fair value.

Significant accounting estimates

The preparation of financial statements requires the use of certain critical accounting estimates.  It also requires Management to exercise its judgement in the process of applying the Group’s accounting policies.  The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the financial statements, are disclosed in Note 3.

(b)   New accounting standards and interpretations

In respect of the year ended June 30, 2008, the Group has adopted IFRS 7 Financial Instruments; Disclosures, together with all consequential amendments which became applicable on January 1, 2007.  The adoption of this standard has only affected the disclosure in these financial statements.  There has been no affect on profit and loss or the financial position of the Group.

Certain International Financial Reporting Standards and interpretations have been issued or amended that are not mandatory for the June 30, 2008 reporting period.  The assessment of the impact of these standards and interpretations which are considered to be of relevance to the Group and the parent entity is set out below.

•             Revised International Accounting Standard 23: Borrowing Costs

IAS 23 (Revised) is applicable to annual reporting periods beginning on or after January 1, 2009.  These amendments to IAS 23 require that all borrowing costs associated with a qualifying asset be capitalised.  The Group has not determined the extent of the impact this amendment will have on the financial statements of the Group.

•             Revised International Accounting Standard 1: Presentation of Financial Statements

IAS 1 (Revised) is applicable to annual reporting periods beginning on or after January 1, 2009.  This Standard introduces a statement of comprehensive income.  Other revisions include impacts on the presentation of items in the statement of changes in equity, new presentation requirements for restatements or reclassifications of items in the financial statements, changes in the presentation requirements for dividends and changes to the titles of the financial statements.  These amendments are only expected to affect the presentation of the Group’s Financial Report and will not have a direct impact on the measurement and recognition of amounts disclosed in the Financial Report.  The Group has not determined at this stage whether to present a single statement of comprehensive income or two separate statements.

F5

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(b)   New accounting standards and interpretation (cont.)

•             Revised IFRS 2:  Share-based Payments: Vesting Conditions and Cancellations

IFRS 2 (Revised) is applicable to annual reporting periods beginning on or after January 1, 2009.  The amendments clarify the definition of “vesting conditions”, introducing the term “non-vesting conditions” for conditions other than vesting conditions as specifically defined and prescribe the accounting treatment of an award that is effectively cancelled because a non-vesting condition is not satisfied.  The Group has share-based payment arrangements that may be affected by these amendments.  However, the Group has not yet determined the extent of the impact, if any.

•             Improvements to IFRSs

Certain improvements to IFRS that are applicable to annual reporting periods beginning on or after January 1, 2009 except for amendments to IFRS 5, which are effective from July 1, 2009.  The improvements project is an annual project that provides a mechanism for making non-urgent, but necessary, amendments to IFRSs.  The IASB has separated the amendments into two parts: Part 1 deals with changes the IASB identified resulting in accounting changes; Part II deals with either terminology or editorial amendments that the IASB believes will have minimal impact.  The Group has not yet determined the extent of the impact of the amendments, if any.

•             Revised IFRS 3: Business Combinations

IFRS 3 (Revised) is applicable to annual reporting periods beginning on or after July 1, 2009.  The revised standard introduces a number of amendments to the accounting for business combinations, including: requiring acquisition costs to be expensed immediately; the fair value measurement of contingent consideration to be recognised in the balance sheet at acquisition date with subsequent changes reflected in the income statement; it provides further guidance on determining the fair value of certain assets and liabilities; as well as other changes.  The majority of these changes will apply prospectively.

As this standard will mainly only impact business combinations entered into after July 1, 2009, the Group has not yet fully assessed the impact of this standard, including which of the available accounting policy options it will adopt.

The Group has entered into a business combination during the financial year ended June 30, 2009 (Note 39).  However, the Group has not yet assessed the impact of early adoption, including which accounting policy to adopt.

•             Revised International Accounting Standards 27: Consolidated and Separate Financial Statements

IAS 27 (Revised) is applicable to annual reporting periods beginning on or after July 1, 2009.  Under the revised standard, a change in the ownership interest of a subsidiary (that does not result in loss of control) will be accounted for as an equity transaction.  If the Group changes its ownership interest in existing subsidiaries in future, the change will be accounted for as an equity transaction.  This will have no impact on goodwill, nor will it give rise to a gain or loss in the Group’s income statement.

These are the only changes which are expected to be of relevance to the Group.

(c)          Basis of consolidation

The consolidated financial statements comprise the financial statements of Genetic Technologies Limited and its subsidiaries (collectively the “Group”).  The financial statements of subsidiaries are prepared for the same reporting period as the parent, using consistent accounting policies.  Adjustments are made to bring into line any dissimilar accounting policies that may exist.  All intercompany balances and transactions, including unrealised profits arising from intra-group transactions, have been eliminated in full.  Unrealised losses are eliminated unless costs cannot be recovered.

Subsidiaries are consolidated from the date on which control is transferred to the Group and cease to be consolidated from the date on which control is transferred out of the Group.  Where there is loss of control of a subsidiary, the consolidated financial statements include the results for the part of the reporting period during which Genetic Technologies Limited has control.  Minority interests represent the interests not held by the Group in Gtech International Resources Limited, ImmunAid Pty. Ltd. and AgGenomics Pty. Ltd.

(d)   Earnings per share

Basic EPS is calculated as the net loss attributable to members divided by the weighted average number of ordinary shares.

F6

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(e)   Foreign currency translation

Both the functional and presentation currency of Genetic Technologies Limited and its Australian subsidiaries is the Australian dollar (AUD).  Transactions in foreign currencies are initially recorded in the functional currency at the exchange rates ruling at the date of the transaction.  Monetary assets and liabilities which are denominated in foreign currencies are retranslated at the rate of exchange ruling at the balance sheet date.  All differences are taken to the income statement.

Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate ruling at the date of the initial transaction.  Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates ruling at the date when the fair value was determined.

The functional currencies of the Company’s three overseas subsidiaries are as follows:

Gtech International Resources Limited – Canadian dollars (CAD)

GeneType AG – Swiss francs (CHF)

GeneType Corporation – United States dollars (USD)

As at the reporting date, the assets and liabilities of these overseas subsidiaries are translated into the presentation currency of Genetic Technologies Limited at the rate of exchange ruling at the balance sheet date and the income statements are translated at the weighted average exchange rates for the period.  The exchange differences arising on the retranslation are taken directly to a separate component of equity.  On disposal of a foreign entity, the deferred cumulative amount recognised in equity relating to that particular foreign operation is recognised in the income statement.

(f)    Fair value estimation

The fair value of financial instruments that are not traded in an active market (for example, non-listed equity securities classified as available-for-sale assets) is determined using valuation techniques, including the last price at which shares were issued to third parties, where amounts are reliably measured.  The Group uses a variety of methods and makes assumptions that are based on market conditions existing at each balance date.  Information including quoted market prices and details of recent capital raisings is used to determine fair value for these remaining financial instruments.  Available-for-sale investments are measured at approximate market value, where fair value cannot be reliably determined.  The carrying value less impairment provision of trade receivables are assumed to approximate their fair values due to their short-term nature.

(g)   Segment reporting

An operating segment is a component of the Group:

•                  that engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the Group);

•                  whose operating results are regularly reviewed by the Group’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance; and

•                  for which discrete financial information is available.

The Group elected to early adopt IFRS 8: Segment Reporting as from July 1, 2006.

(h)   Revenue recognition

Revenues are recognised to the extent that it is probable that the economic benefits will flow to the entity and the revenues can be reliably measured.  Revenues are recognised at the fair value of the consideration received or receivable net of the amounts of goods and services tax (GST).  The following specific recognition criteria must also be met before revenue is recognised:

License fees received

License fee income is recorded on the execution of a binding agreement where the Group has no future obligations, income is fixed and determinable, there is no specific term clause, and collection is reasonably assured.  The Group does not grant refunds to its customers.  Refer also to Note 2(y).

Rendering of services

Revenues from the rendering of services are recognised when the services are provided and the fee for the services is recoverable.  Service arrangements are of short duration (in most cases less than three months).

F7

2.              SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(h)         Revenue recognition (cont.)

Royalties and annuities received

The Company licenses the use of its patented genetic technologies.  Royalties and annuities arising from these licenses are recognised when earned in accordance with the substance of the agreement, in cases where no future performance is required by the Company, and collection is reasonably assured.

Interest received

Revenue is recognised as the interest accrues using the effective interest method.  Interest charged on loans to related parties is charged on commercial and arm’s-length terms and conditions.

Research and development grants received

The Company receives non-refundable grants that assist the Company to fund specific research and development projects.  These grants generally provide for the reimbursement of approved costs incurred as defined in the various agreements.  Government grants are recorded as other income when they become receivable, i.e. when key milestones set within each agreement are achieved and accepted by all parties to the grant, no performance obligation remains and collectibility is reasonably assured.

(i)    Share-based payment transactions

The Group provides benefits to employees of the Group in the form of share-based payment transactions, whereby employees render services and receive rights over shares (“equity-settled transactions”).  There is currently a Staff Share Plan in place to provide these benefits to senior executives, consultants and employees.  The cost of these equity-settled transactions is measured by reference to the fair value at the date they are granted.  The fair value is determined by an external valuer using a Black-Scholes option pricing model.

In valuing equity-settled transactions, no account is taken of any performance conditions.  The cost of equity-settled transactions is recognised, together with a corresponding increase in equity, over the period in which the relevant vesting conditions are fulfilled, ending on the date that the relevant employees become fully entitled to the award (“vesting date”).  The cumulative expense recognised for equity-settled transactions at each reporting date until vesting date reflects (i) the extent to which the vesting period has expired; and (ii) the number of awards that, in the opinion of the Directors of the Group, will ultimately vest.  This opinion is formed based on the best information available at balance date.

No expense is recognised for any awards that do not ultimately vest.  Where the terms of an equity-settled award are modified, as a minimum an expense is recognised as if the terms had not been modified.  In addition, an expense is recognised for any increase in the value of the transaction as a result of the modification, as measured at the date of modification.  Where an equity-settled award is cancelled, it is treated as if it had vested on the date of cancellation, and any expense not yet recognised for the award is recognised immediately.  However, if a new award is substituted for the cancelled award, and designated as a replacement award on the date that it is granted, the cancelled and new award are treated as if they were a modification of the original award, as described in the previous paragraph.  Where appropriate, the dilutive effect of outstanding options is reflected as additional share dilution in the computation of diluted earnings per share.

(j)            Income tax

The income tax expense or revenue for the period is the tax payable on the current period’s taxable income based on the national income tax rate for each jurisdiction adjusted by changes in deferred tax assets and liabilities attributable to temporary differences and unused tax losses.  Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements.  However, the deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that, at the time of the transaction, affects neither accounting nor taxable profit or loss.  Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled.  Deferred tax assets are recognised for deductible temporary differences and unused tax losses only if it is probable that future taxable amounts will be available to utilise those temporary differences and losses.

Deferred tax liabilities and assets are not recognised for temporary differences between the carrying amount and tax bases of investments in controlled entities where the parent entity is able to control the timing of the reversal of the temporary differences and it is probable that the differences will not reverse in the foreseeable future.  Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets and liabilities and when the deferred tax balances relate to the same taxation authority.  Current tax assets and tax liabilities are offset where the entity has a legally enforceable right to offset and intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously.  Current and deferred tax balances attributable to amounts recognised directly in equity are also recognised directly in equity.

F8

2.              SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(j)            Income tax (cont.)

Tax consolidation legislation

Genetic Technologies Limited and its wholly-owned Australian-resident subsidiaries have implemented the tax consolidation legislation.  The head entity, Genetic Technologies Limited, and the subsidiaries in the tax consolidated group account for their own current and deferred tax amounts.  These tax amounts are measured as if each entity in the tax consolidated group continues to be a stand alone taxpayer in its own right.

In addition to its own current and deferred tax amounts, Genetic Technologies Limited also recognises the current tax liabilities (or assets) and the deferred tax assets arising from unused tax losses and unused tax credits assumed from subsidiaries in the tax consolidated group.

Assets or liabilities arising under tax funding agreements with the tax consolidated entities are recognised as amounts receivable from or payable to other entities in the Group.  Details about the tax funding agreement are disclosed in Note 7.  Any difference between the amounts assumed and amounts receivable or payable under the tax funding agreements are recognised as a contribution to (or distribution from) wholly-owned tax subsidiaries.

(k)        Withholding tax

The Group generates revenues from the granting of licenses to parties resident in overseas countries.  Such revenues may be subject to the deduction of local withholding tax.  In certain cases, these revenues are paid to the Group without appropriate withholding tax having been deducted.  Accordingly, the Group recognises a provision in respect of the Directors’ best estimate of the amounts payable.

(l)    Other taxes

Revenues, expenses and assets are recognised net of the amount of Goods and Services Tax (GST) except where the GST incurred on a purchase of goods and services is not recoverable from the taxation authority, in which case the GST is recognised as part of the cost of acquisition of the asset or as part of the expense item as applicable; and receivables and payables are stated with the amount of GST included.  The net amount of GST recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the balance sheet.

Cash flows are included in the cash flow statement on a gross basis and the GST component of cash flows arising from investing and financing activities, which is recoverable from, or payable to, the taxation authority are classified as operating cash flows.  Commitments and contingencies are disclosed net of the amount of GST recoverable from, or payable to, the taxation authority.

(m)      Cash and cash equivalents

Cash and short-term deposits in the balance sheet comprise cash at bank and in hand and short-term deposits with an original maturity of three months or less.  For the purposes of the cash flow statement, cash and cash equivalents consist of cash and cash equivalents as defined above.  Cash at bank earns interest at floating rates based on daily bank deposit rates.  Short-term deposits are made for varying periods of between one day and three months, depending on the immediate cash requirements of the Group, and earn interest at the respective short-term deposit rates.

(n)   Trade and other receivables

Trade receivables, which are non-interest bearing and generally have terms of between 30 to 90 days, are recognised and carried at original invoice amount less an allowance for any uncollectible amounts.  An allowance for doubtful debts is made when there is objective evidence that a receivable is impaired.  Such evidence includes an assessment of the debtor’s ability and willingness to pay the amount due.  The amount of the allowance/impairment loss is measured as the difference between the carrying amount of the trade receivables and the estimated future cash flows expected to be received from the relevant debtors.  No impairment charge has been recognised as an expense for the current year.  Details regarding interest rate and credit risk of current receivables are disclosed in Note 37.

(o)          Consumables

Consumables principally comprise laboratory and other supplies and are valued at the lower of cost and net realizable value.  Consumable costs are recognised as the purchase price of items from suppliers plus freight inwards and any applicable landing charges.  Costs are assigned on the basis of weighted average costs.

(p)          Restricted security deposits

Restricted security deposits include cash deposits held as security for the performance of certain contractual obligations.

F9

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(q)   Investments and other financial assets

All investments are initially recognised at cost, being the fair value of the consideration given plus directly attributable transaction costs.  After initial recognition, investments in subsidiaries are carried at cost, less any impairment disclosed in the separate financial statements of Genetic Technologies Limited.  Other investments, which are classified as available-for-sale, are measured at fair value if this can reliably be determined or at cost where fair value cannot be reliably determined.  Gains or losses on available-for-sale investments are recognised as a separate component of equity until the investment is sold, or otherwise disposed of, or until the investment is determined to be impaired, at which time the cumulative gain or loss previously reported in equity is included in the income statement.

Available-for-sale investments

Available-for-sale investments consist of investments in ordinary shares which have no fixed maturity date or coupon rate.  The fair value of the unlisted available-for-sale investments has been estimated using valuation techniques based on assumptions that are not supported by observable market prices or rates.  Management believes the estimated fair values (where reliably measured) resulting from the valuation techniques and recorded in the balance sheet are reasonable and the most appropriate at the balance sheet date.  Any related changes in fair values are directly recorded in equity.  Available-for-sale investments are measured at approximate market value, where fair value cannot be reliably determined.

(r)   Property, plant and equipment

Plant and equipment is stated at cost less accumulated depreciation and any impairment in value.  Depreciation is calculated on either a straight-line or diminishing value basis over the estimated useful life of the respective asset as follows:

Laboratory equipment – 3 to 5 years

Computer equipment – 2 to 5 years

Office equipment – 2 to 5 years

Equipment under hire purchase – 3 years

Leasehold improvements – lease term, being between 4 and 10 years

Costs relating to day-to-day servicing of any item of property, plant and equipment, which may include the cost of small parts, are recognised in profit or loss as incurred.  The cost of replacing larger parts of some items of property, plant and equipment are capitalized when incurred and depreciated over the period until their next scheduled replacement.

(s)   Intangible assets

Patents

Patents held by the Group are used in the licensing, testing and research areas and are carried at cost and amortised on a straight-line basis over their useful lives, being from 5 to 10 years.  External costs incurred in filing and protecting patent applications, for which no future benefit is reasonably assured, are expensed as incurred.

Research costs

Costs relating to research activities are expensed as incurred.

(t)    Goodwill

Goodwill on acquisition is initially measured at cost, being the excess of the cost of the business combination over the acquirer’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities.  Following its initial recognition, goodwill is measured at cost less any accumulated impairment losses.  Goodwill is not amortised but is reviewed for impairment at each reporting date, or more frequently if events or changes in circumstances indicate that the carrying value may be impaired.  Impairment is determined by assessing the recoverable amount of the cash-generating unit to which the goodwill relates.  Where the recoverable amount of the cash-generating unit is less than the carrying amount, an impairment loss is recognised.

Where goodwill forms part of a cash-generating unit and part of the operation within that unit is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on disposal of the operation.  Goodwill disposed of in this circumstance is measured on the basis of the relative values of the operation disposed of and the portion of the cash-generating unit retained.  For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Group’s cash-generating units, or groups of cash-generating units, that are expected to benefit from the synergies of the combination, irrespective of whether other assets or liabilities of the Group are assigned to those units or groups of units.  Each unit or group of units to which the goodwill is so allocated represents the lowest level within the Group at which the goodwill is monitored for internal management purposes; and is not larger than an operating segment in accordance with IFRS 8 Operating Segments.

F10

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(u)   Impairment of assets (other than goodwill)

The Group assesses at each reporting date whether there is an indication that an asset may be impaired.  If any such indication exists, the Group makes an estimate of the asset’s recoverable amount.  An asset’s recoverable amount is the higher of its fair value less costs to sell and its value in use and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets and the asset’s value-in-use cannot be estimated to be close to its fair value.  In such cases, the asset is tested for impairment as part of the cash-generating unit to which it belongs.  When the carrying amount of an asset or cash-generating unit exceeds its recoverable amount, the asset or cash-generating unit is considered impaired and is written down to its recoverable amount.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.  Impairment losses relating to operations are recognised in those expense categories consistent with the function of the impaired asset unless the asset is carried at its revalued amount (in which case the impairment loss is treated as a revaluation decrease).

An assessment is made at each reporting date as to whether there is any indication that previously recognised impairment losses may no longer exist or may have decreased.  If such indication exists, the recoverable amount is estimated.  A previously recognised impairment loss is reversed only if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognised.  If that is the case, the carrying amount of the asset is increased to its recoverable amount.  That increased amount cannot exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognised for the asset in prior years.  Such reversal is recognised in profit or loss unless the asset is carried at revalued amount, in which case the reversal is treated as a revaluation increase.  After such a reversal, the depreciation charge is adjusted in future periods to allocate the asset’s revised carrying amount, less any residual value, on a systematic basis over its remaining useful life.

(v)    Trade and other payables

Trade payables and other payables are carried at amortised cost and represent future liabilities for goods and services provided to the Group prior to the end of the financial year that are unpaid and arise when the Group becomes obliged to make future payments in respect of the purchase of these goods and services.  Trade payables and other payables generally have terms of between 30 and 60 days.

(w)   Leases and hire purchase agreements

Finance leases and hire purchase agreements, which transfer to the Group substantially all the risks and benefits incidental to ownership of the leased item, are capitalized at the inception of the lease at the fair value of the leased property or, if lower, at the present value of the minimum lease payments.

Lease and hire purchase payments are apportioned between finance charges and a reduction of the associated liability so as to achieve a constant rate of interest on the remaining balance of the liability.  Finance charges are recognised as an expense in profit or loss.  Capitalised leased assets and assets under hire purchase are depreciated over the shorter of the estimated useful life of the asset or the term of the agreement.  Leases where the lessor retains substantially all the risks and benefits of ownership of the asset are classified as operating leases.  Operating lease payments are recognised as an expense in the income statement on a straight-line basis over the lease term.

(x)   Finance costs

Finance costs are recognised as an expense when incurred.

(y)   Deferred revenue

License revenues and annuities

License revenues received in respect of future accounting periods are deferred until the Company has fulfilled its obligations under the terms of the agreement.  Where deferred revenue relates to a license agreement with a specific term but the Company has no future performance obligations, the revenue is recognised on a straight-line accruals basis over the term in accordance with the agreements.  Where revenue has been deferred because the Company has future performance obligations, revenue is recognized as the Company’s performance obligations are satisfied.  Costs incurred relating to this future revenue are also deferred.

Where a licence agreement provides for the payment of regular annuities to the Company and the licencee has the right to terminate the agreement prior to the payment of those annuities with no penalty, the Company does not recognise revenue until such time as the associated cash payments are received, as it is not considered probable that the benefits of the transaction will flow to the Company until cash collection is made.  Where such annuities are paid in advance, the revenue is allocated on a pro-rata basis with the balance being reflected in the balance sheet as a deferred revenue liability.

F11

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(y)   Deferred revenue (cont.)

Genetic testing revenues

The Company operates testing laboratories which provide genetic testing services.  The Company recognises revenue from the provision of testing services when the testing services have been completed.  Fees received in advance of the testing process are deferred until such time as the Company completes its performance obligations.

Grant revenues

Government grants are recognised when there is reasonable assurance that the grant will be received and all attaching conditions will be complied with.  When the grant relates to an expense item, it is recognised as income over the periods necessary to match the grant on a systematic basis to the costs that it is intended to compensate.  When the grant relates to an asset, the fair value is credited to a deferred income account and is released to the income statement over the expected useful life of the relevant asset by equal annual instalments.

(z)   Provisions

Provisions are recognised when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.  Where the Group expects some or all of a provision to be reimbursed, the reimbursement is recognised as a separate asset but only when the reimbursement is virtually certain.  The expense relating to any provision is presented in the income statement net of any reimbursement.

If the effect of the time value of money is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.  Where discounting is used, the increase in the provision due to the passage of time is recognised as a finance cost.

(aa) Contributed equity

Issued and paid up capital is recognised at the fair value of the consideration received by the Company.  Any transaction costs arising on the issue of ordinary shares are recognised directly in equity as a deduction, net of tax, of the share proceeds received.  The Company has a share-based payment option scheme under which options to subscribe for the Company’s shares have been granted to certain executives and other employees (refer Note 27).

(ab) Reclassifications

Certain reclassifications have been made in the financial statements to ensure that prior year comparatives conform to current year presentations.

(ac) Employee benefits

Provision is made for employee benefits accumulated as a result of employees rendering services up to the reporting date.  These benefits include wages and salaries, annual leave and long service leave.  Liabilities arising in respect of wages and salaries, annual leave and any other employee benefits expected to be settled within twelve months of the reporting date are measured at their nominal amounts based on remuneration rates which are expected to be paid when the liability is settled.  All other employee benefit liabilities are measured at the present value of the estimated future cash outflow to be made in respect of services provided by employees up to the reporting date using the projected unit credit method.  Any unused sick leave is forfeited and not accumulated at year end.  Expenses for non-accumulating sick leave are recognised when the leave is taken during the year and are measured at rates paid or payable.

In determining the present value of future cash outflows, the market yield as at the reporting date on national government bonds, which have terms to maturity approximating the terms of the related liability, are used.  Employee benefits expenses and revenues arising in respect of wages and salaries, non-monetary benefits, annual leave, long service leave and other leave benefits; and other types of employee benefits are recognised against profits on a net basis in their respective categories.

(ad) Interest in joint venture operation

The Group’s interest in its joint venture operation is accounted for by recognising the Group’s assets and liabilities from the joint venture, as well as expenses incurred by the Group and the Group’s share of income earned from the joint venture, in the consolidated financial statements.

F12

3.     SIGNIFICANT ACCOUNTING ESTIMATES AND JUDGEMENTS

Estimates and judgements are evaluated and are based on historical experience and other factors, including expectations of future events that may have a financial impact on the Company and that are believed to be reasonable under the circumstances.

(a)   Significant accounting estimates and assumptions

The carrying amounts of certain assets and liabilities are often determined based on estimates and assumptions of future events.  The key estimates and assumptions that have a significant risk of causing a material adjustment to the carrying value of certain assets and liabilities within the next annual reporting period are set out below.

Share-based payments transactions

The Group measures the cost of equity-settled transactions with employees by reference to the value of the equity instruments at the date on which they are granted.  The fair value is determined by an external valuer using a Black-Scholes options pricing model, using the assumptions detailed in Note 33.

Impairment of intangible assets and goodwill

The Group determines whether intangible assets with indefinite useful lives, including goodwill, are impaired on at least a bi-annual basis, in accordance with the accounting policies stated in Notes 2(t) and 2(u).  This process requires an estimation to be made of the recoverable amount of the cash-generating units to which the respective assets are allocated.  These calculations require the use of assumptions which are detailed in Note 17.

Income and withholding taxes

The Group is subject to income and withholding taxes in both Australia and jurisdictions where it has foreign operations.  Significant judgement is required in determining the worldwide provision for income and withholding taxes.  There are many transactions and calculations undertaken during the ordinary course of business for which the ultimate tax determination is uncertain.  Where the final outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current, deferred and withholding tax provisions in the period in which such determination is made (refer Notes 2(j), 2(k) and 2(l)).

In addition, the Group has considered the recognition of deferred tax assets relating to carried forward tax losses to the extent there are sufficient taxable temporary differences (deferred tax liabilities) relating to the same taxation authority and the same subsidiary against which the unused tax losses can be utilised.  However, utilisation of the tax losses also depends on the ability of the entity to satisfy certain tests at the time the losses are recouped.

Useful lives of assets

The estimation of the useful lives of assets has been based on historical experience as well as lease terms (for leased equipment) and patent terms (for patents).  In addition, the condition of the assets is assessed at least once per year and considered against the remaining useful life. Adjustments to useful lives are made when considered necessary.  Depreciation and amortisation expenses are included in Note 6.

The Group determines whether goodwill is impaired at least on an annual basis.  This requires an estimation of the recoverable amount of the cash-generating units, using a discounted cash flow methodology, to which the goodwill is allocated.  The assumptions used in this estimation of recoverable amount and the carrying amount of goodwill are discussed in Note 17.

(b)   Significant judgements in applying the entity’s accounting policies

Rehabilitation costs

As disclosed in Notes 30 and 32, the Group held an interest in a mining project as at 30 June 2008.  As at that date, the Group had recorded a provision for $94,987 in respect of its share of the estimated rehabilitation costs associated with the project (refer Note 21).  The amount of the provision was based on calculations provided to the Group by the project manager.  Refer to Note 39 Subsequent Events.

F13

4.     REVENUE

	2008	2007	2006
	$	$	$
Revenue from operations
License fees received (refer note)	9,904,191	8,678,084	5,124,347
Rendering of services	3,918,692	3,119,131	2,550,221
Royalties and annuities received	921,076	2,658,995	1,560,901

Total revenue from operations	14,743,959	14,456,210	9,235,469

Other revenue
Interest received	920,299	488,980	805,088
Rental recovery	31,945	31,945	—
Miscellaneous revenue	6,133	1,684	8,146

Total other revenue	958,377	522,609	813,234

Total revenue	15,702,336	14,978,819	10,048,703

Note:                   License fees received includes credits drawn down under the supply agreement with Applera Corporation (refer Note 29) totalling $1,057,135 (2007: $1,142,086; 2006: $1,036,111).

5.      OTHER INCOME

Grants received and related income	178,998	315,486	570,667
Write-back of provision for diminution of loan	80,000	—	—
Net gain on disposal of plant and equipment	17,608	—	2,321
Net gain on disposal of business	—	25,000	—
Net foreign exchange gains	—	—	123,616
Miscellaneous income	—	—	11,807

Total other income	276,606	340,486	708,411

6.      EXPENSES

Employee benefits expenses
Wages and salaries	4,255,535	3,573,292	3,326,462
Consulting fees	863,538	792,759	854,724
Superannuation	368,978	312,730	343,785
Directors’ fees	316,260	188,674	197,369
Staff recruitment, training and amenities	255,964	151,636	86,114
Payroll tax	213,077	174,401	168,963
Share-based payments expense	164,533	257,906	431,875
Termination benefits	82,500	87,500	—
Fringe benefits tax	36,841	—	—
Workers’ compensation costs	11,740	17,746	23,214

Total employee benefits expenses	6,568,966	5,556,644	5,432,506

Amortisation and depreciation expenses

Patents	3,544,000	3,412,482	3,596,320
Laboratory equipment	670,417	479,079	564,347
Equipment under hire purchase	392,573	537,335	510,828
Computer equipment	113,129	144,778	121,099
Office equipment	19,750	14,576	12,835
Leasehold improvements	15,286	14,742	11,848

Total amortisation and depreciation expenses	4,755,155	4,602,992	4,817,277

F14

6.      EXPENSES (cont.)

	2008	2007	2006
	$	$	$
Finance costs
Other finance costs	34,725	24,540	27,378
Interest paid	32,038	66,389	84,704

Total finance costs	66,763	90,929	112,082

Impairment losses and other write-downs
Impairment loss on patents	2,378,000	1,150,000	—
Write-down of loans to other parties	—	80,000	—
Write-down of plant and equipment	—	76,960	—
Write-off of goodwill	—	—	97,500

Total impairment losses and other write-downs	2,378,000	1,306,960	97,500

Other expenses
Operating lease payments	501,239	445,384	399,273
Loss on sale of available-for-sale investments
Proceeds from sale	—	(332,709)	—
Less: carrying value at date of sale	—	366,016	—

Loss on sale	—	33,307	—

7.      INCOME TAX

Reconciliation of income tax expense to prima facie tax payable
Loss before income tax expense	(5,451,638)	(4,345,702)	(7,908,123)
Tax at the Australian tax rate of 30% (2007: 30%; 2006: 30%)	(1,635,491)	(1,303,711)	(2,372,437)
Tax effect amounts which are not deductible / (taxable) in calculating taxable income
Share-based payments expense	49,360	77,372	129,563
Research and development expenses	(300,000)	(206,646)	(150,000)
Withholding tax expense	28,357	79,317	—
Other non-deductible items	8,704	26,690	32,972
	(1,849,070)	(1,326,978)	(2,359,902)
Tax effect of adjustments relating to temporary differences

Amortisation, impairment and depreciation expenses	1,894,372	1,622,603	1,042,061
Net movements in provisions	44,145	(202,337)	48,874
Settlement proceeds from Applera Corporation	(317,141)	(342,627)	2,253,417
Other	(5,964)	225,153	—
Tax losses now utilised	—	—	(984,450)
Tax losses not recognised	233,658	24,186	—

Income tax expense	—	—	—

F15

7.      INCOME TAX (cont.)

	2008	2007	2006
	$	$	$
Deferred tax assets
Withholding tax	326,361	324,837	600,466
Deferred revenue	41,682	96,395	—
Applera settlement	1,537,010	1,910,790	2,253,417
Doubtful debts	—	24,000	—
Amortisation of hire purchase assets	392,573	537,335	—
Provisions	227,878	183,733	134,441
Other	—	34,567	—
Tax losses	—	—	44,142

Total deferred tax assets	2,525,504	3,111,657	3,032,466

Set-off of deferred tax liabilities pursuant to set-off provisions	(223,898)	(1,947,198)	(3,032,466)
Deferred tax assets on temporary differences not brought to account	(2,301,606)	(1,164,459)	—

Total net deferred tax assets	—	—	—

Deferred tax liabilities
Intangible assets	(223,898)	(1,947,198)	(3,032,466)
Total deferred tax liabilities	(223,898)	(1,947,198)	(3,032,466)

Tax losses
Unused tax losses for which no deferred tax asset has been recognised	19,479,430	19,245,772	19,221,586
Deferred tax asset @ 30% not recognised	5,843,829	5,773,732	5,766,476

Subject to the Group continuing to meet relevant statutory tests, the tax losses are available for offset against future taxable income.

Tax consolidation legislation

Genetic Technologies Limited and its wholly-owned Australian subsidiaries implemented the tax consolidation legislation as from July 1, 2003.  The accounting policy in relation to this legislation is set out in Note 2(j).

The entities in the tax consolidated group have entered into a Tax Sharing Agreement which, in the opinion of the Directors, limits the joint and several liabilities of the wholly-owned entities in the case of a default by the head entity, Genetic Technologies Limited.

The entities have also entered into a Tax Funding Agreement under which the wholly-owned entities fully compensate Genetic Technologies Limited for any current tax payable assumed and are compensated by Genetic Technologies Limited for any current tax receivable and deferred tax assets relating to unused tax losses or unused tax credits that are transferred to Genetic Technologies Limited under the tax consolidation legislation.  The funding amounts are determined by reference to the amounts recognised in the subsidiaries’ financial statements.

The amounts receivable or payable under the Tax Funding Agreement are due upon receipt of the funding advice from the head entity, which is issued as soon as practicable after the end of each financial year.  During the year ended June 30, 2008, Genetic Technologies Limited has assumed $1,344,005 of losses from members of the tax consolidated group.  Payment for these amounts has been settled through the intercompany account in accordance with the Tax Funding Agreement.

As at June 30, 2008, there are no unrecognised temporary differences associated with the Group’s investments in subsidiaries or joint venture, as the Group has no liability for additional taxation should unremitted earnings be remitted (2007: $nil).

F16

8.      LOSS PER SHARE

The following reflects the income and share data used in the calculations of basic and diluted loss per share:

	2008	2007	2006
	$	$	$
Loss for the year	(5,451,638)	(4,345,702)	(7,908,123)
Loss attributable to minority interests	5,549	17,159	(10,650)

Loss used in calculating loss per share	(5,446,089)	(4,328,543)	(7,918,773)

Weighted average number of ordinary shares used in calculating loss per share	362,389,899	362,389,899	362,386,940

There have been no other transactions involving ordinary shares or potential ordinary shares between the reporting date and the date of completion of these financial statements.  None of the 11,175,602 options over ordinary shares are considered to be dilutive for the purposes of calculating diluted loss per share and have therefore been excluded from the weighted average number of shares.

9.      CASH AND CASH EQUIVALENTS

	2008	2007	2006
	$	$	$
Reconciliation of cash and cash equivalents
Cash at bank and on hand	5,490,846	11,303,764	9,147,060
Short-term deposits	7,429,926	2,029,986	2,288,187

Current cash and cash equivalents	12,920,772	13,333,750	11,435,247
Current and non-current cash deposits (refer note)	450,000	450,000	450,000

Total cash and cash equivalents	13,370,772	13,783,750	11,885,247

Note:                   As at June 30, 2008 and 2007, cash amounting to $450,000 was held on deposit as security for a bank guarantee (refer Notes 12 and 13).

Reconciliation of operating loss
Reconciliation of operating loss after income tax to net cash flows used in or provided by operating activities is as follows:
Operating loss after income tax	(5,451,638)	(4,345,702)	(7,908,123)

Adjust for non-cash items
Amortisation and depreciation expenses	4,755,155	4,602,992	4,817,277
Share-based payments expense	164,533	257,906	431,875
Impairment losses and other write-downs	2,378,000	1,306,960	97,500
Net draw-downs under Applera settlement (Note 29)	(602,395)	(747,533)	(641,664)
Net foreign exchange (gains) / losses	254,954	317,497	(17,242)
Profit / (loss) on sale of assets	(17,608)	33,307	(2,321)

Adjust for changes in assets and liabilities
(Increase)/decrease in trade and other receivables	(948,940)	753,678	(827,298)
(Increase)/decrease in accrued interest	(852)	844	121,689
(Increase)/decrease in prepayments	(43,608)	78,641	(50,820)
(Increase)/decrease in consumables	(261,667)	—	—
(Increase)/decrease in other financial assets	7,781	9,065	1,551

Increase/(decrease) in trade and other payables	421,704	(22,514)	(1,476,308)
Increase/(decrease) in accrued expenses	(198,944)	175,788	(118,007)
Increase/(decrease) in deferred revenue	(182,376)	287,638	(447,799)
Increase/(decrease) in withholding tax payable	1,524	(275,629)	(45,355)
Increase/(decrease) in provisions	147,147	164,308	107,723

Net cash flows provided by operating activities	422,770	2,597,246	(5,957,322)

F17

9.      CASH AND CASH EQUIVALENTS (cont.)

	2008	2007	2006
	$	$	$
Financing facilities available
As at 30 June 2008, the following financing facilities had been negotiated and were available:

Total facilities
Hire purchase facility	2,500,000	2,500,000	2,500,000
Credit cards	145,000	110,000	110,000

Facilities used as at reporting date
Hire purchase facility (Note 31)	(298,199)	(523,967)	(982,108)
Credit cards	(32,272)	(19,797)	(27,885)

Facilities unused as at reporting date
Hire purchase facility	2,201,801	1,976,033	1,517,892
Credit cards	112,728	90,203	82,115

Non-cash activities

During the financial year, the Group acquired plant and equipment by means of a hire purchase agreement with an aggregate fair value of $333,444 (2007: $40,330; 2006: $81,444) (refer Note 31).

10.    TRADE AND OTHER RECEIVABLES (CURRENT)

Trade receivables	1,595,438	646,498
Accrued interest	1,300	448

Total current trade and other receivables	1,596,738	646,946

Note:	Trade receivables include amounts due in European Euros of EUR 100,000 (2007: EUR 100,000) and US dollars of USD 68,100 (2007: USD 66,348).

Refer Note 37 for details of aging, interest rate and credit risks applicable to trade and other receivables for which, due to their short-term nature, their carrying value approximates their fair value.

11.    PREPAYMENTS AND OTHER ASSETS (CURRENT)

Prepayments	595,558	543,252
Consumables at the lower of cost and net realisable value	261,667	—

Total current prepayments and other assets	857,225	543,252

Note:      As at June 30, 2007, no consumables were recognised as consumables for the Group.

12.    PERFORMANCE BOND AND DEPOSITS (CURRENT)

Deposit for bank guarantee (note)	450,000	—
Performance bond	68,917	76,898
Other deposits	200	—

Total current performance bond and deposits	519,117	76,898

Note:                   As at June 30, 2008, cash amounting to $450,000 was held on deposit as security for a bank guarantee of less than 12 month’s duration.
Refer Notes 31 and 37 for details pertaining to the performance bond and other deposits.

13.    DEPOSITS (NON-CURRENT)

Deposit for bank guarantee (note)	—	450,000

Total non-current deposits	—	450,000

Note:                   As at June 30, 2007, cash amounting to $450,000 was held on deposit as security for a bank guarantee of more than 12 month’s duration.

F18

14.           RECEIVABLES (NON-CURRENT)

	2008	2007
	$	$
Loans to other parties
Loans to unrelated parties	—	80,000
Less: provision for impairment	—	(80,000)
Net loans to unrelated parties	—	—

Reconciliation of provision for impairment
Balance at the beginning of the financial year	(80,000)	—
Add: reversal / (charge) during the year	80,000	(80,000)
Balance at the end of the financial year	—	(80,000)

Note:         Refer Note 37 for details of aging, interest rate and credit risks applicable to trade and other receivables for which, due to their short-term nature, their carrying value approximates their fair value.

15.           AVAILABLE-FOR-SALE INVESTMENTS (NON-CURRENT)

Unlisted shares, at fair value	207,195	233,330
Total non-current available-for-sale investments	207,195	233,330

16.           PROPERTY, PLANT AND EQUIPMENT

Laboratory equipment, at cost	3,853,103	3,807,360
Less: accumulated depreciation	(2,630,340)	(2,558,113)
Net laboratory equipment	1,222,763	1,249,247

Computer equipment, at cost	726,020	691,950
Less: accumulated depreciation	(631,150)	(518,674)
Net computer equipment	94,870	173,276

Office equipment, at cost	162,912	148,775
Less: accumulated depreciation	(111,865)	(92,115)
Net office equipment	51,047	56,660

Equipment under hire purchase, at cost	1,895,669	1,632,868
Less: accumulated depreciation	(1,605,097)	(1,227,463)
Net equipment under hire purchase	290,572	405,405

Leasehold improvements, at cost	92,209	92,209
Less: accumulated depreciation	(47,704)	(32,418)
Net leasehold improvements	44,505	59,791

Total net property, plant and equipment	1,703,757	1,944,379

F19

16.           PROPERTY, PLANT AND EQUIPMENT (cont.)

	2008	2007
	$	$
Reconciliation of property, plant and equipment
Opening gross carrying amount	5,897,162	5,427,100
Add: additions purchased during the year	1,023,536	946,062
Less: disposals made during the year	(190,785)	(476,000)
Closing gross carrying amount	6,729,913	5,897,162

Opening accumulated depreciation	(3,952,783)	(3,161,313)
Add: depreciation expense charged	(1,211,155)	(1,190,510)
Less: disposals made during the year	137,782	399,040
Closing accumulated depreciation	(5,026,156)	(3,952,783)
Total net property, plant and equipment	1,703,757	1,944,379

Reconciliation of movements in property, plant and equipment by asset category

	Opening				Closing
	net carrying	Additions	Net disposals	Depreciation	net carrying
Asset category	amount	during year	during year	expense	amount
	$	$	$	$	$
Laboratory equipment	1,249,247	667,986	(24,053)	(670,417)	1,222,763
Computer equipment	173,276	38,282	(3,559)	(113,129)	94,870
Office equipment	56,660	14,137	—	(19,750)	51,047
Equipment under hire purchase	405,405	303,131	(25,391)	(392,573)	290,572
Leasehold improvements	59,791	—	—	(15,286)	44,505

Totals	1,944,379	1,023,536	(53,003)	(1,211,155)	1,703,757

17.           INTANGIBLE ASSETS AND GOODWILL

	2008	2007
	$	$
Patents (refer notes below)
Patents, at cost	36,059,673	35,929,621
Less: accumulated amortisation and impairment losses	(30,085,287)	(24,033,235)

Net patents	5,974,386	11,896,386

Goodwill (refer notes below)
Goodwill, at cost	315,388	315,388

Total net intangible assets and goodwill	6,289,774	12,211,774

F20

17.           INTANGIBLE ASSETS AND GOODWILL (cont.)

	2008	2007
	$	$
Reconciliation of patents
Opening gross carrying amount	35,929,621	36,223,593
Adjust for exchange rate movements	130,052	(293,972)
Closing gross carrying amount	36,059,673	35,929,621

Opening accumulated amortisation and impairment losses	(24,033,235)	(19,764,725)
Add: amortisation expense charged	(3,544,000)	(3,412,482)
Less: impairment loss (refer notes below)	(2,378,000)	(1,150,000)
Adjust for exchange rate movements	(130,052)	293,972

Closing accumulated amortisation and impairment losses	(30,085,287)	(24,033,235)

Total net patents	5,974,386	11,896,386

Reconciliation of goodwill
Opening gross carrying amount	315,388	315,388
Less: write-off of goodwill	—	—

Total net goodwill	315,388	315,388

Impairment notes

Business combination

The patents and goodwill were purchased as part of various business combinations completed in previous years.

Goodwill

Goodwill is allocated to the Group’s cash-generating units (CGUs) on the basis of the appropriate operating segment.  The Group’s goodwill has been allocated to the testing operating segment to which it relates and is carried at cost.  There is no carrying amount of intangible assets with indefinite useful lives allocated to this segment.  In testing goodwill for impairment, the recoverable amount of a CGU is determined based on value-in-use calculations which use cash flow projections and are based on financial budgets approved by the Board.  In performing the value-in-use calculations, the Directors have assumed that the testing business will begin to generate an operating profit in the next 2 to 3 years based on projected revenue growth.  Should this time period be extended beyond 3 years, there is a possibility that the value-in-use may fall below the carrying value of the goodwill.

Based on Management forecasts, the cashflow projections assume testing revenues of $6.7 million for the year ending June 30, 2009.  As a key assumption, constant revenue growth of 18% is assumed beyond 2009 based on the historical five-year average growth rate applicable to the testing business.

Expenses are assumed to be relatively constant over time given that significant capacity is available with the existing laboratory equipment and that the testing business is relatively capital-intensive.  Management has assessed the future cashflows using discount rates ranging between 10% and 25% which result in the recoverable amount exceeding the carrying value of goodwill which is carried at cost.

Impairment of patents

The impairment loss for 2008 arose in respect of patents held within the research operating segment and resulted from a lack of progress with the research related to the commercialisation of certain applications of the technology covered by these patents.

Following a detailed scientific review of the work that had been undertaken in respect of one of the applications of the underlying technology, it was decided during the 2008 financial year to terminate the program.  In addition, whilst work continues in respect of the use of the technology in relation to other related areas, the lack of progress made as at balance date gave rise to an impairment charge of $2,378,000 during the year ended June 30, 2008 (refer Note 6).

F21

17.           INTANGIBLE ASSETS AND GOODWILL (cont.)

Impairment of patents (cont.)

Given that the Company’s previous attempts to commercialise the technology associated with the patents have, so far, not delivered the anticipated revenues due to the factors mentioned previously, the Company believes that it is appropriate to base its assessment of the carrying value of the underlying patents as at June 30, 2008 around a further product based on the technology which has already been successfully completed and from the sale of which revenues have already been generated.  Accordingly, the carrying value of the underlying patents as at June 30, 2008 has been based on the anticipated net cash flows that the Company believes will be generated from the future sales of this product.

The cashflow forecasts associated with the impairment assessment of the patents have been projected to 2012, being the first year in which the respective patents will expire, using the Company’s estimated weighted average cost of capital and conservative projections of anticipated sales volumes over the next 4 years.  Further, given the competitive advantage afforded to the Company in respect of this product, a termination value has also been included to reflect that sales of the product are expected to continue beyond the date of the patent expiry.  The forecasts and associated recoverable amount has been determined by Management taking into account the sales that have been generated to date and the considerable interest arising from pre-launch market analysis.

With regards to the assessment of the value-in-use of the patents in the research operating segment, Management believes that there are no reasonably possible changes in any of the above key assumptions that would cause the carrying value of the patents to materially exceed their recoverable amount.

No other class of asset was impaired following from this exercise.  Further, no change in the useful economic life of these patents was noted.  The remaining amortisation period of the patents carried forward is between 2 to 4 years.

18.           TRADE AND OTHER PAYABLES (CURRENT)

	2008	2007
	$	$
Trade payables	1,292,009	852,561
Other payables	228,464	246,208
Accrued expenses	265,939	464,883
Total current trade and other payables	1,786,412	1,563,652

Note:         Trade payables and other payables include amounts due in US dollars of USD 134,166 (2007: USD 326,978), European euros of EUR 22,531 (2007: EUR nil), Canadian dollars of CAD 5,211 (2007: CAD 5,438) and Swiss francs of CHF 2,870 (2007: CHF 4,030). Refer Note 37 for details of contractual maturity and management of interest rate, foreign exchange and liquidity risks applicable to trade and other payables for which, due to their short-term nature, their carrying value approximates their fair value.

19.           INTEREST-BEARING LIABILITIES (CURRENT)

Hire purchase liability (Notes 31 and 37)	111,117	476,989
Total current interest-bearing liabilities	111,117	476,989

Note:         The carrying values of the hire purchase liabilities approximate their fair values.  During the current year and prior years, there were no defaults or breaches of any of the hire purchase agreements.

20.           DEFERRED REVENUE (CURRENT)

Genetic testing fees received in advance	138,941	104,879
Annuities received in advance	—	216,438
Total current deferred revenue	138,941	321,317

F22

21.           PROVISIONS (CURRENT AND NON-CURRENT)

	2008	2008
	$	$
Current provisions
Annual leave	368,492	294,419
Long service leave	220,692	189,051
Rehabilitation costs	94,987	78,498

Total current provisions	684,171	561,968

Non-current provisions
Long service leave	75,421	50,477
Total non-current provisions	75,421	50,477

Total provisions	759,592	612,445

Reconciliation of annual leave provision
Balance at the beginning of the financial year	294,419	244,010
Add: obligation accrued during the year	272,763	248,391
Less: utilised during the year	(198,690)	(197,982)

Balance at the end of the financial year	368,492	294,419

Reconciliation of long service leave provision
Balance at the beginning of the financial year	239,528	204,127
Add: obligation accrued during the year	56,585	35,401
Less: utilised during the year	—	—

Balance at the end of the financial year	296,113	239,528

Reconciliation of provision for rehabilitation costs
Balance at the beginning of the financial year	78,498	—
Add: costs accrued during the year (Note 31)	16,489	78,498

Balance at the end of the financial year	94,987	78,498

22.           INTEREST-BEARING LIABILITIES (NON-CURRENT)

Hire purchase liability (Notes 31 and 37)	187,082	46,978

Total non-current interest-bearing liabilities	187,082	46,978

Note:         The carrying values of the hire purchase liabilities approximate their fair values.  During the current year and prior years, there were no defaults or breaches of any of the hire purchase agreements.

23.           CONTRIBUTED EQUITY

Issued and paid-up capital
Fully paid ordinary shares	70,243,996	70,243,996
Total contributed equity	70,243,996	70,243,996

	2008		2007
Movements in shares on issue	Shares	$	Shares	$
Balance at the beginning of the financial year	362,389,899	70,243,996	362,389,899	70,243,996
Add: shares issued during the year	—	—	—	—

Balance at the end of the financial year	362,389,899	70,243,996	362,389,899	70,243,996

F23

23.           CONTRIBUTED EQUITY (cont.)

Terms and conditions of contributed equity

Ordinary shares have the right to receive dividends as declared and, in the event of winding up the Company, to participate in the proceeds from the sale of all surplus assets in proportion to the number of and amounts paid up on shares held.  Ordinary shares entitle their holder to one vote, either in person or by proxy, at a meeting of the Company.  Effective July 1, 1998, the Corporations legislation abolished the concepts of authorised capital and par value shares.  Accordingly, the Company does not have authorised capital nor par value in respect of its issued capital.

Capital management

When managing capital, Management’s objective is to ensure that the Group continues as a going concern as well as to maintain optimal returns for shareholders and benefits for other stakeholders.  Management also aims to maintain a capital structure that ensures the lowest cost of capital available to the entity.  The Group is not subject to any externally imposed capital requirements.

24.           RESERVES

	2008	2007
	$	$
Foreign currency translation	(47,930)	(15,306)
Share-based payments	1,636,734	1,472,201

Total reserves	1,588,804	1,456,895

Reconciliation of foreign currency translation reserve
Balance at the beginning of the financial year	(15,306)	23,229
Add: net currency translation loss	(32,624)	(38,535)

Balance at the end of the financial year	(47,930)	(15,306)

Reconciliation of share-based payments reserve
Balance at the beginning of the financial year	1,472,201	1,214,295
Add: share-based payments	164,533	257,906

Balance at the end of the financial year	1,636,734	1,472,201

Nature and purpose of reserves

Foreign currency translation reserve

This reserve is used to record exchange differences arising from the translation of the financial statements of foreign subsidiaries.

Share-based payments reserve

This reserve is used to record the value of share-based payments provided to employees and others providing similar services as part of their remuneration.

25.           ACCUMULATED LOSSES

Balance at the beginning of the financial year	(45,743,100)	(41,414,557)
Add: net loss attributable to members of Genetic Technologies Limited	(5,446,089)	(4,328,543)

Balance at the end of the financial year	(51,189,189)	(45,743,100)

F24

26.           MINORITY INTERESTS

Reconciliation of minority interests in subsidiaries

	2008	2007
	$	$
Balance at the beginning of the financial year	145,018	175,176
Add: movements during the year
Less: share of operating losses	(5,549)	(17,159)
Less: share of movement in reserves	(9,161)	(12,999)
Net loss attributable to minority interests	(14,710)	(30,158)
Add: share of issued capital	11,154	—
Balance at the end of the financial year	141,462	145,018

27.    OPTIONS

Options summary

As at June 30, the following options over ordinary shares in the Company were outstanding.

	2008	Weighted ave. exercise price	2007	Weighted ave. exercise price	2006	Weighted ave. exercise price
Staff Share Plan options	11,175,602	$0.27	11,977,500	$0.52	14,677,500	$0.52
Other options	—	—	600,000	$0.70	600,000	$0.70
Total options outstanding	11,175,602	$0.27	12,577,500	$0.53	15,277,500	$0.52

The movements in the number of options in each respective class are detailed below.

Unlisted Staff Share Plan options

On November 30, 2001, the Directors of the Company established a Staff Share Plan.  Pursuant to the terms of the Plan, the Directors of the Company may, at their discretion, grant options over the ordinary shares in Genetic Technologies Limited to executives, consultants and employees of the Group.  The options, which are granted at nil cost, are typically granted for a term of 6 years and have various vesting periods.  The options are not transferable and are not quoted on the Australian Securities Exchange.  The options lapse at the earlier of employment termination or six years.  As at June 30, 2008, there were 3 executives, 1 consultant and 27 employees who held options that had been granted under the Plan.  Options granted under the Plan carry no rights to dividends and no voting rights.  The movements in the numbers of Staff Share Plan options are as follows:

	2008	Weighted ave. exercise price	2007	Weighted ave. exercise price	2006	Weighted ave. exercise price
Balance at the beginning of the financial year	11,977,500	$0.52	14,677,500	$0.52	12,007,500	$0.54

Add: options granted during the year	8,150,602	$0.19	—	—	5,300,000	$0.48

Less: options forfeited during the year	(2,900,000)	$0.41	(1,175,000)	$0.37	—	—

Less: options expired during the year	(6,052,500)	$0.57	(1,525,000)	$0.39	(2,630,000)	$0.52

Balance at the end of the financial year	11,175,602	$0.27	11,977,500	$0.52	14,677,500	$0.52

Exercisable at the end of the financial year	2,837,500	$0.46	8,577,500	$0.54	8,296,250	$0.53

F25

27.    OPTIONS (cont.)

Unlisted Staff Share Plan options (cont.)

No funds were raised from the exercise of options granted under the Staff Share Plan during the years ended June 30, 2008, 2007 and 2006.  The numbers of Staff Share Plan options outstanding as at June 30, 2008 by ASX code, including the respective dates of expiry and exercise prices, are tabled below.  Refer Note 33 for further information.  The options listed below are not listed on ASX.

Options (expiry dates)	2008	Weighted ave. exercise price	2007	Weighted ave. exercise price	2006	Weighted ave. exercise price
GTGAA (6 Sept. 2010)	750,000	$0.48	750,000	$0.48	750,000	$0.48
GTGAC (25 Nov. 2010)	—	—	—	—	500,000	$0.48
GTGAD (12 Aug. 2011)	700,000	$0.43	850,000	$0.43	950,000	$0.43
GTGAE (12 Aug. 2011)	250,000	$0.53	1,000,000	$0.53	1,000,000	$0.53
GTGAF (23 Nov. 2011)	—	—	1,000,000	$0.56	1,000,000	$0.56
GTGAG (1 Feb. 2012)	—	—	750,000	$0.46	750,000	$0.46
GTGAH (31 May 2012)	450,000	$0.40	700,000	$0.40	700,000	$0.40
GTGAI (30 June 2013)	1,000,000	$0.13	—	—	—	—
GTGAI (30 Nov. 2007)	—	—	1,750,000	$0.56	1,750,000	$0.56
GTGAK (11 June 2009)	200,000	$0.45	200,000	$0.45	200,000	$0.45
GTGAM (30 Nov. 2007)	—	—	2,500,000	$0.61	2,500,000	$0.61
GTGAO (30 Nov. 2007)	—	—	802,500	$0.49	902,500	$0.49
GTGAP (20 May 2009)	—	—	—	—	1,000,000	$0.48
GTGAQ (20 May 2009)	700,000	$0.44	700,000	$0.44	1,400,000	$0.44
GTGAS (20 May 2009)	175,000	$0.38	175,000	$0.38	175,000	$0.38
GTGAU (17 Jan. 2012)	—	—	200,000	$0.45	200,000	$0.45
GTGAW (24 Sept. 2012)	3,650,602	$0.17	—	—	—	—
GTGAY (23 Oct. 2012)	2,800,000	$0.22	—	—	—	—
GTGAZ (27 Feb. 2010)	200,000	$0.56	200,000	$0.56	400,000	$0.56
GTGAZ (27 Feb. 2010)	300,000	$0.49	400,000	$0.49	500,000	$0.49

Balance at the end of the financial year	11,175,602	$0.27	11,977,500	$0.52	14,677,500	$0.52

Details of the options issued under the Staff Share Plan that are outstanding as at June 30, 2008 are as follows:

Options (expiry dates)	Vesting details
GTGAA (expiring 6 September 2010)	Vesting fully on 6 September 2008
GTGAD (expiring 12 August 2011)	Vesting fully on 12 August 2009
GTGAE (expiring 12 August 2011)	Vesting fully on 12 August 2009
GTGAH (expiring 31 May 2012)	Vesting fully on 31 May 2010
GTGAI (expiring 30 June 2013)	Vesting fully on 30 June 2011
GTGAK (expiring 11 June 2009)	Options are fully vested as at 30 June 2008
GTGAQ (expiring 20 May 2009)	Options are fully vested as at 30 June 2008
GTGAS (expiring 20 May 2009)	Options are fully vested as at 30 June 2008
GTGAW (expiring 24 September 2012)	Vesting fully on 24 September 2010
GTGAY (expiring 23 October 2012)	Vesting fully on 23 October 2010
GTGAZ (expiring 27 February 2010)	Options are fully vested as at 30 June 2008

Unlisted Other options

On August 2, 2001, the Company announced it had entered into an agreement with GTH Capital (now GMCG, LLC, “GMCG”) of New York, USA to pursue the listing of its Level II ADRs on the NASDAQ stock exchange.  Under the agreement, the Company agreed to issue 900,000 options at an exercise price of $0.70 to GMCG within three years.  On October 27, 2004, GMCG was granted 600,000 of the options due.  On September 7, 2007, the options expired.

F26

28.           SEGMENT INFORMATION

Identification of reportable segments

The Group has identified its four reportable operating segments based on the similarity of the products produced and sold and/or the services provided, as these represent the sources of the Group’s major risks and have the greatest effect on the rates of return.  The separate groups of similar products and services are then divided into operating businesses, the performances of which are reported to the Chief Executive Officer, the Management team and the Board of Directors on a monthly basis.

Identification of reportable segments

Business segments

Licensing — involves the out-licensing of the Group’s “non-coding” technology.

Testing — involves the provision of a range of genetic testing services.

Research — involves the undertaking of a range of research and development projects in the field of genetics and related areas.

Corporate — involves the management of the Group’s corporate activities.

Business segments

		Revenues and income						Amortisation
Segment		Sales	Other	Totals	Result	Assets	Liabilities	/depreciation
		$	$	$	$	$	$	$
Licensing	2008	10,825,267	—	10,825,267	6,000,724	2,447,788	(229,445)	(2,900,722)
	2007	11,337,079	—	11,337,079	7,229,326	8,846,395	(1,194,853)	(2,770,911)
	2006	6,685,248	—	6,685,248	1,940,605			(2,945,193)

Testing	2008	3,918,692	17,608	3,936,300	(2,251,040)	2,892,870	(1,186,880)	(1,019,958)
	2007	3,119,131	25,000	3,144,131	(3,323,326)	2,246,571	(964,401)	(946,689)
	2006	2,550,221	—	2,550,221	(3,661,081)			(1,006,931)

Research	2008	—	210,943	210,943	(6,000,122)	4,817,373	(740,256)	(761,593)
	2007	—	347,431	347,431	(3,483,985)	4,012,800	(268,185)	(813,760)
	2006	—	570,667	570,667	(3,849,033)			(804,776)

Corporate (note)	2008	—	1,006,432	1,006,432	(3,201,200)	13,936,547	(1,152,924)	(72,882)
	2007	—	490,664	490,664	(4,767,717)	14,343,261	(918,779)	(71,632)
	2006	—	950,978	950,978	(2,338,614)			(60,377)

Totals	2008	14,743,959	1,234,983	15,978,942	(5,451,638)	24,094,578	(3,309,505)	(4,755,155)
	2007	14,456,210	863,095	15,319,305	(4,345,702)	29,449,027	(3,346,218)	(4,602,992)
	2006	9,235,469	1,521,645	10,757,114	(7,908,123)			(4,817,277)

		Impairment	Purchases of	Net cash flows (used in) / provided by
Segment		losses/ write downs	equipment	operating activities	investing activities	financing activities
		$	$	$	$	$
Licensing	2008	—	6,030	7,641,118	(6,030)	—
	2007	—	294	9,633,894	(801)	—
	2006	—	4,448	3,930,178	(3,918)	—

Testing	2008	—	962,904	(1,778,767)	(21,996)	(385,350)
	2007	(76,960)	864,938	(671,312)	(81,853)	(357,275)
	2006	(97,500)	757,646	(2,730,649)	(34,614)	(332,687)

Research	2008	(2,378,000)	5,675	(2,679,753)	(5,675)	(106,169)
	2007	(1,150,000)	57,030	(3,407,060)	(20,759)	(128,468)
	2006	—	81,830	(3,865,291)	(52,129)	(113,896)

Corporate	2008	—	48,978	(2,759,828)	(13,698)	(37,380)
	2007	(80,000)	23,800	(2,958,276)	197,423	(16,762)
	2006	—	38,901	(3,291,560)	(64,586)	(4,309)

Totals	2008	(2,378,000)	1,023,587	422,770	(47,399)	(528,899)
	2007	(1,306,960)	946,062	2,597,246	94,010	(502,505)
	2006	(97,500)	882,825	(5,957,322)	(155,247)	(450,892)

Note:	Other revenue - corporate includes interest received of $920,299 (2007: $488,980) (refer Note 4). There were no intersegment sales.

F27

28.           SEGMENT INFORMATION (cont.)

Geographic information

Australia — is the home country of the parent entity and the location of the Company’s testing facilities and licensing activities.

Canada — is the home of Gtech International Resources Limited.

Switzerland — is the home of GeneType AG.

Revenues are allocated on the basis of the geographical location of the entities which earn them.  The following table presents sales and other income and revenue on the basis of geographical locations for the years ended June 30, 2008 and June 30, 2007.

Segment		Sales revenue	Other	Totals
		$	$	$
Australia	2008	14,743,959	1,223,833	15,967,792
	2007	14,456,210	849,827	15,306,037
	2006	9,235,469	1,508,335	10,743,804

Canada	2008	—	11,133	11,133
	2007	—	13,261	13,261
	2006	—	11,796	11,796

Switzerland	2008	—	17	17
	2007	—	7	7
	2006	—	1,514	1,514

Totals	2008	14,743,959	1,234,983	15,978,942
	2007	14,456,210	863,095	15,319,305
	2006	9,235,469	1,521,645	10,757,114

Segment products and locations

The four principal business segments of the Group are licensing, genetic testing, research and corporate.  The principal geographic segment is Australia, with the Company’s headquarters being located in Melbourne in the State of Victoria.

Segment accounting policies

Segment information is prepared in conformity with the accounting policies of the entity as disclosed in Note 2(f) and Accounting Standard IFRS 8 Operating Segments.  As a result, the primary reporting segments now reflect more closely the information that Management uses to make decisions about operating matters.  Specifically, segment information is disclosed for the licensing, genetic testing and research operations which were previously disclosed within the biotechnology segment.

The following items are allocated to the corporate segment as they do not form part of the operations of any of the other segments:

•             Interest received (Note 4)

•             Net gains / (losses) on the sale of available-for-sale investments (Note 6)

•             Finance costs (Note 6)

•             Income tax expense (Note 7)

Major customers

The Group has a number of major customers to which it provides both products and services.  During the year ended June 30, 2008, there were two customers from whom the Group generated revenues representing more than 10% of the total consolidated revenue from operations.  The most significant of these customers represented approximately 38.3% of total revenue from operations.

29.           CONTINGENT ASSETS

On December 12, 2005, the Company announced it had reached a final settlement of its patent dispute with Applera Corporation.  As part of the settlement, the parties executed a number of binding agreements, including a supply agreement, pursuant to which Applera agreed to supply the Company with certain equipment and reagents which the Company uses in its genetic testing business.  The total value of these credits was $8,547,500, comprising equipment credits to the value of $4,602,500 and reagent credits to the value of $3,945,000.  As at June 30, 2007, the Company had drawn down equipment and reagents under the supply agreement with a total value of $2,178,197.  During the year ended June 30, 2008, the Company drew down equipment and reagents under the supply agreement with a total value of $1,587,626.  Of this amount, a total of $1,057,135 (comprising equipment credits of $662,635 and reagent credits of $394,500) was recognised as income during the year ended 30 June 2008 and disclosed in Note 4 as part of license fees received, whilst the remaining $530,491 represented the balance of certain prepaid service contracts.  Accordingly, as at June 30, 2008, the Company had a contingent asset (unrecorded) representing remaining credits available to it with a total value of $4,781,677.

F28

30.           CONTINGENT LIABILITIES

The Group has been notified of a number of native title claims under the Commonwealth Native Title Act, 1993, covering exploration tenements in the North Laverton Joint Venture in Western Australia in which the Group has a direct equity interest (refer Note 32).  Due to the sale of the Company’s interest in the Joint Venture on August 27, 2008, the potential impact of any claim or the claims in aggregate is no longer relevant.

31.           COMMITMENTS AND CONTINGENCIES

Hire purchase expenditure commitments

	2008	2007
	$	$
Minimum hire purchase payments
- not later than one year	134,027	496,675
- later than one year but not later than five years	204,532	49,474
- later than five years	—	—
Total minimum hire purchase payments	338,559	546,149
Less: future finance charges	(40,360)	(22,182)
Present value of hire purchase payments	298,199	523,967
Aggregate expenditure commitments comprise:
Current liability (Note 19)	111,117	476,989
Non-current liability (Note 22)	187,082	46,978
Total hire purchase expenditure commitments	298,199	523,967

On January 14, 2005, the Company executed a Master Asset Finance Agreement with National Australia Bank Limited in respect of a $2,500,000 asset finance facility (the “Facility”).  Since January 14, 2005, the Company has financed the acquisition of laboratory and office equipment under the Facility with a total value of $1,966,312.  Each of the Company’s Australian-resident subsidiaries has provided a guarantee to the Company in respect of the Facility.

Operating lease expenditure commitments

Minimum operating lease payments
- not later than one year	466,412	418,177
- later than one year but not later than five years	965,825	1,307,963
- later than five years	—	—
Total minimum operating lease payments	1,432,237	1,726,140

The operating lease relates to office and laboratory premises located in Fitzroy, Victoria that were occupied by the Company during the year.  The lease, which is in the name of GeneType Pty. Ltd. (a wholly-owned subsidiary of the Company), expires on June 30, 2011.  GeneType Pty. Ltd. has an option to extend the lease at its expiration for a further ten year period.  The premises are owned by Bankberg Pty. Ltd., a company associated with the Company’s former CEO and Non-Executive Director, Dr. Mervyn Jacobson (refer Note 34).  GeneType Pty. Ltd. does not have an option to purchase the leased assets at the expiry of the lease period.

Research and development expenditure commitments

Minimum research and development payments
- not later than one year	762,500	1,150,000
- later than one year but not later than five years	490,000	700,000
- later than five years	—	—
Total minimum research and development payments	1,252,500	1,850,000

On June 15, 2004, the Company entered into a Sponsored Research Agreement with C.Y. O’Connor ERADE Village Foundation in Perth, Western Australia pursuant to which Genetic Technologies Limited will contribute $900,000 per annum towards research for a period of five years, amounting to a total commitment of $4,500,000.  The Company will own any intellectual property arising from the research undertaken by the Foundation.  As at balance date, an amount of $450,000 remained payable under the Agreement.

F29

31.            COMMITMENTS AND CONTINGENCIES (cont.)

Research and development expenditure commitments (cont.)

On April 1, 2008, the Company entered into an Australian Research Council (ARC) Linkage Agreement with the University of Newcastle.  The Agreement relates to the synthesis of novel nematocidal compounds and complements an existing ARC Linkage Agreement that the Company has with the University of Melbourne.  The Company will contribute $90,000 per annum in cash over a period of three years from 2008 to 2010.  As at June 30, 2008, $802,500 remained payable under the Agreement, which included a non-cash in-kind contribution of $532,500.

Other capital expenditure commitments

As at June 30, 2008, the Company did not have any other significant contracted capital expenditure commitments.

Other expenditure commitments

As at June 30, 2008, the Company held a 14.66% (2007: 16.36%) direct equity interest in the North Laverton Joint Venture with Regis Resources Limited (“Regis”) (refer Note 32) which has continuing minimal expenditure requirements as prescribed by the Western Australian Mines Department in respect of its prospecting and exploration licenses and mining leases owned by the joint venture.  By agreement with the joint venture partner, the Company is not contributing any funding towards the project, as these costs are met by its joint venture partner.  As at June 30, 2008, the Company had recorded a provision for $94,987 in respect of its share of the estimated rehabilitation costs associated with the North Laverton project (refer Note 21).  The amount of the provision was based on calculations provided to the Company by Regis as project manager.  As disclosed in Note 39, however, the Company sold its entire interest in the joint venture to Regis on August 27, 2008 and, as part of this sale, has been fully indemnified by Regis against any future rehabilitation liabilities which may arise from the exploration activities of the joint venture undertaken up until the date of sale.  This indemnification will enable the Company, during the year ending 30 June 2009, to fully reverse the provision of $94,987 in respect of such liabilities which had been recorded in the Company’s balance sheet as at June 30, 2008.

32.            JOINT VENTURES

The Company holds a direct equity interest in the North Laverton Joint Venture with Regis Resources Limited in Western Australia.  The Company is not contributing any funding towards the project by agreement with the joint venture partner and does not have any involvement in its operations.  All liabilities of the joint venture are borne by the joint venture partner.  The Company’s investment in the joint venture has been written down to nil.  As a result of its election not to contribute its share of expenditures, the Company’s interest in the joint venture was diluted down to 14.66% as at June 30, 2008 (2007: 16.36%).  All joint venture interests have been valued at nil and no revenues or expenses have been derived or incurred during the year ended June 30, 2008 with the exception in the rehabilitation provision of $16,489 (refer Note 21).  As disclosed in Note 39, the Company sold its entire interest in the joint venture to Regis on August 27, 2008.

33.           EMPLOYEE BENEFITS

Staff Share Plan

On November 30, 2001, the Directors of the Company established a Staff Share Plan.  Pursuant to the terms of the Plan, the Directors may, at their discretion, grant options over the ordinary shares in the Genetic Technologies Limited to executives, consultants, employees, and formerly Non-Executive Directors, of the Group as detailed in Note 27.  As at June 30, 2008, there were 3 executives, 1 consultant and 27 employees who held options that had been granted under the Plan.  Information regarding the movements in the number of options granted under the Staff Share Plan is set out in Note 27.

The fair value of each option granted under the Staff Share Plan is estimated by an external valuer using a Black-Scholes option-pricing model with the following assumptions used for grants made during the years ended June 30, 2008, 2007 and 2006:

	2008	2007 (note)	2006
Dividend yield	—	—	—
Historic volatility and expected volatility	75%	N/A	53%
Option exercises prices	$ 0.17 to $0.22	N/A	$ 0.38 to $0.61
Weighted average exercise price	$ 0.19	N/A	$ 0.53
Risk-free interest rate	5.99 - 6.50%	N/A	5.62%
Expected life of an option	3 years - 5 years	N/A	5 years

Note:         No options were granted during the year ended June 30, 2007.

The expected volatility reflects the assumption that the historical volatility is indicative of future trends, which may also not necessarily be the actual outcome.

F30

33.           EMPLOYEE BENEFITS (cont.)

Superannuation commitments

The Group does not have any defined benefit funds.  The Group makes statutory contributions to various superannuation funds on behalf of all employees at a rate of 9% per annum, in addition to making other superannuation contributions as part of salary packaging arrangements with staff.  All contributions are expensed when incurred.  Contributions made by the Group of up to 9% per annum of employees’ wages and salaries are legally enforceable in Australia.

34.           RELATED PARTY DISCLOSURES

Ultimate parent

Genetic Technologies Limited is the ultimate Australian parent company.  As at the date of this Report, no shareholder controls more than 50% of the issued capital of the Company.

Other related party transactions

As at June 30, 2008, a net amount of $5,517,825 (2007: $9,177,574) was receivable by the Company from its various subsidiaries.  As at the same date, an amount of $1,640,320 (2007: $1,134,778) was payable by the Company to its wholly-owned subsidiaries.  All such loans are unsecured, generally interest free and there are no fixed terms of repayment.

Also during the year, GeneType Pty. Ltd., a subsidiary, paid a total of $501,239 (2007: $445,384) to Bankberg Pty. Ltd., a company associated with former Chief Executive Officer and Non-Executive Director, Dr. Mervyn Jacobson, for rent in respect of the office and laboratory premises in Fitzroy, Victoria that are leased by the Group.  Further, Genetic Technologies Limited paid a total of $414,133 to Transmedia Inc., another company associated with Dr. Jacobson, in respect of licensing services provided to the Company.

Finally, during the year ended June 30, 2008, Genetic Technologies Limited paid a total of $79,936 to Government Relations Australia Advisory Pty. Ltd., a company associated with Non-Executive Director Mr. John Dawkins AO, in respect of consulting services provided to the Company.

All transactions with Key Management Personnel have been entered into under terms and conditions no more favourable than those which the entity would have adopted if dealing at arm’s length.  Please refer to Note 35 for a description of transactions with Key Management Personnel.

35.           KEY MANAGEMENT PERSONNEL DISCLOSURES

Details of Key Management Personnel

Directors

Henry Bosch AO (Non-Executive Chairman)

Fred Bart (Non-Executive)

David Carruthers (Non-Executive)

John S. Dawkins AO (Non-Executive)

Dr. Mervyn Jacobson (Non-Executive)

Dr. Leanne Rowe (Non-Executive)

Executives

Michael B. Ohanessian (Chief Executive Officer)

Thomas G. Howitt (Chief Financial Officer and Company Secretary)

Ross Barrow (Chief Operating Officer)

Dr. Gary Cobon (Chief Scientific Officer)

Note:         Dr. Jacobson retired as Chief Executive Officer on September 24, 2007 and was appointed as a Non-Executive Director on that date.

Dr. Rowe was appointed as a Non-Executive Director on April 16, 2008.

Michael Ohanessian was appointed as Chief Executive Officer and as an Executive Director on September 24, 2007.

Ross Barrow was appointed as Chief Operating Officer on April 14, 2008.

Dr. Gary Cobon resigned as Chief Scientific Officer on March 28, 2008.

Dr. Jacobson resigned as a Non-Executive Director on December 12, 2008.

F31

35.           KEY MANAGEMENT PERSONNEL DISCLOSURES (cont.)

Remuneration of Key Management Personnel

Name and title of		Short-term		Post-employment	Long-term	Share-based
Directors	Year	Salary/fees	Other	Superannuation	Long service leave	Options	Totals
		$	$	$	$	$	$
Henry Bosch AO	2008	126,846	—	—	—	12,921	139,767
Non-Executive Chairman	2007	90,000	—	—	—	74,025	164,025

Fred Bart	2008	42,282	—	3,805	—	—	46,087
Non-Executive Director	2007	30,000	—	2,700	—	—	32,700

David Carruthers	2008	50,000	—	4,500	—	—	54,500
Non-Executive Director	2007	—	—	18,795	—	—	18,795

John S. Dawkins AO	2008	42,282	—	3,805	—	12,921	59,008
Non-Executive Director	2007	30,000	—	2,700	—	74,025	106,725

Dr. Mervyn Jacobson (note)	2008	138,461	—	—	—	—	138,461
Non-Executive Director	2007	300,000	—	—	—	—	300,000

Dr. Leanne Rowe AM (note)	2008	—	—	11,353	—	—	11,353
Non-Executive Director	2007	—	—	—	—	—	—

Robert J. Edge (note)	2008	—	—	—	—	—	—
Non-Executive Director	2007	11,414	—	1,027	—	—	12,441

Prof. Deon J. Venter (note)	2008	—	—	—	—	—	—
Non-Executive Director	2007	17,500	—	399	—	—	17,899

Sub-totals for Directors	2008	399,871	—	23,463	—	25,842	449,176
	2007	478,914	—	25,621	—	148,050	652,585
Executives
Michael B. Ohanessian (note)	2008	232,546	6,706	20,769	356	68,175	328,552
Chief Executive Officer	2007	—	—	—	—	—	—

Thomas G. Howitt (note)	2008	200,000	35,000	21,150	8,284	30,759	295,193
Chief Financial Officer and Company Secretary	2007	190,000	—	17,100	3,881	35,050	246,031

Ross Barrow (note)	2008	54,006	—	4,860	—	—	58,866
Chief Operating Officer	2007	—	—	—	—	—	—

Dr. Gary Cobon (note)	2008	66,047	82,500	74,619	—	—	223,166
Chief Scientific Officer	2007	93,741	—	80,659	877	50,512	225,789

Geoffrey E. Newing (note)	2008	—	—	—	—	—	—
Fmr. Chief Operating Officer	2007	188,333	87,500	16,630	—	—	292,463

Ian N. Christensen (note)	2008	—	—	—	—	—	—
Group General Manager - IP	2007	23,358	—	1,380	—	—	24,738

Sub-totals for Executives	2008	552,599	124,206	121,398	8,640	98,934	905,777
	2007	495,432	87,500	115,769	4,758	85,562	789,021

Total remuneration of	2008	952,470	124,206	144,861	8,640	124,776	1,354,953
Key Management Personnel	2007	974,346	87,500	141,390	4,758	233,612	1,441,606

Note:                   The Company and the Group had only four Executives, as defined, during the year ended June 30, 2008.

The column above entitled “Other” of $124,206 (2007: $87,500) comprises termination benefits of $82,500 (2007: $87,500), bonuses of $35,000 (2007: $nil) and motor vehicle allowances of $6,706 (2007: $nil) (refer notes on the following page).

F32

35.           KEY MANAGEMENT PERSONNEL DISCLOSURES (cont.)

Remuneration of Key Management Personnel (cont.)

The details of those Executives nominated as Key Management Personnel under section 300A of the Corporations Act 2001 have been disclosed in this Report.  No other employees of the Company meet the definition of “Key Management Personnel” as defined in IAS 24 Related Party Disclosures.

Note:         Dr. Jacobson served as the Company’s Chief Executive Officer from July 1, 2007 to September 24, 2007.

Dr. Rowe was appointed as a Director of the Company on April 16, 2008.

Mr. Edge retired as a Director of the Company on November 17, 2006.

Prof. Venter resigned as a Director of the Company on August 23, 2006.

Mr. Ohanessian was appointed as a Director of the Company and its Chief Executive Officer on September 24, 2007.

Mr. Ohanessian received $6,706 during the year ended June 30, 2008 in respect of a motor vehicle allowance.

Mr. Howitt received an STI payment of $35,000 during the year ended June 30, 2008 in respect of the prior year.

Mr. Barrow was appointed as the Company’s Chief Operating Officer on April 14, 2008.

Dr. Cobon resigned as the Company’s Chief Scientific Officer on March 28, 2008.

Dr. Cobon received $82,500 during the year ended June 30, 2008 in respect of a termination benefit.

Mr. Newing resigned as the Company’s Chief Operating Officer on July 1, 2007.

Mr. Newing received $87,500 during the year ended June 30, 2007 in respect of a termination benefit.

Mr. Christensen resigned as the Company’s Group General Manager - IP on August 12, 2006.

Remuneration of Key Management Personnel

	2008	2007	2006
	$	$	$
Short-term employee benefits	994,176	974,346	1,147,433
Post-employment benefits	144,861	141,390	74,057
Termination benefits	82,500	87,500	—
Long-term benefits	8,640	4,758	6,564
Share-based payments	124,776	233,612	343,469
Total remuneration of Key Management Personnel	1,354,953	1,441,606	1,571,523

Optionholdings of Key Management Personnel

June 30, 2008

						Vested and non-vested as at year end
	Opening	Number of options			Closing	Not
Name of optionholder	balance	Granted	Exercised	Lapsed	balance	Total	exercisable	Exercisable
Director
Henry Bosch AO	500,000	—	—	(500,000)	—	—	—	—
Fred Bart	500,000	—	—	(500,000)	—	—	—	—
David Carruthers	—	—	—	—	—	—	—	—
John S. Dawkins AO	500,000	—	—	(500,000)	—	—	—	—
Dr. Mervyn Jacobson	2,000,000	—	—	(2,000,000)	—	—	—	—
Dr. Leanne Rowe AM	—	—	—	—	—	—	—	—
Executive
Michael B. Ohanessian	—	3,650,602	—	—	3,650,602	3,650,602	3,650,602	—
Thomas G. Howitt	1,000,000	1,000,000	—	—	2,000,000	2,000,000	1,312,500	687,500
Ross Barrow	—	1,000,000	—	—	1,000,000	1,000,000	1,000,000	—
Dr. Gary Cobon	750,000	500,000	—	(1,250,000)	—	—	—	—
Geoffrey E. Newing	750,000	—	—	(750,000)	—	—	—	—
Totals	6,000,000	6,150,602	—	(5,500,000)	6,650,602	6,650,602	5,963,102	687,500

F33

35.           KEY MANAGEMENT PERSONNEL DISCLOSURES (cont.)

Optionholdings of Key Management Personnel (cont.)

June 30, 2007

						Vested as at year end
	Opening	Number of options			Closing		Not
Name of optionholder	balance	Granted	Exercised	Lapsed	balance	Total	exercisable	Exercisable
Director
Henry Bosch AO	500,000	—	—	—	500,000	500,000	125,000	375,000
Dr. Mervyn Jacobson	2,000,000	—	—	—	2,000,000	2,000,000	—	2,000,000
Fred Bart	500,000	—	—	—	500,000	500,000	—	500,000
David Carruthers	—	—	—	—	—	—	—	—
John S. Dawkins AO	500,000	—	—	—	500,000	500,000	125,000	375,000
Robert J. Edge	500,000	—	—	(500,000)	—	—	—	—
Prof. Deon J. Venter	1,000,000	—	—	(1,000,000)	—	—	—	—
Executive
Thomas G. Howitt	1,000,000	—	—	—	1,000,000	1,000,000	562,500	437,500
Geoffrey E. Newing	750,000	—	—	—	750,000	750,000	562,500	187,500
Dr. Gary Cobon	750,000	—	—	—	750,000	750,000	562,500	187,500
Ian N. Christensen	300,000	—	—	(300,000)	—	—	—	—
Totals	7,800,000	—	—	(1,800,000)	6,000,000	6,000,000	1,937,500	4,062,500

Shareholdings of Key Management Personnel

June 30, 2008

Shares held in Genetic	Opening	Number of shares		Acquired on	Closing
Technologies Limited	balance	Bought	Sold	exercise of options	balance
Director
Henry Bosch AO	185,000	60,406	—	—	245,406
Fred Bart	25,918,214	—	—	—	25,918,214
David Carruthers	—	150,000	—	—	150,000
John S. Dawkins AO	—	—	—	—	—
Dr. Mervyn Jacobson	150,931,900	—	—	—	150,931,900
Dr. Leanne Rowe AM	—	—	—	—	—
Executive
Michael B. Ohanessian	—	70,000	—	—	70,000
Thomas G. Howitt	—	—	—	—	—
Ross Barrow	—	—	—	—	—
Dr. Gary Cobon	—	—	—	—	—
Totals	177,035,114	280,406	—	—	177,315,520

F34

35.           KEY MANAGEMENT PERSONNEL DISCLOSURES (cont.)

Shareholdings of Key Management Personnel (cont.)

30 June 2007

Shares held in Genetic	Opening	Number of shares		Acquired on	Closing
Technologies Limited	balance	Bought	Sold	exercise of options	balance
Director
Henry Bosch AO	185,000	—	—	—	185,000
Dr. Mervyn Jacobson	150,931,900	—	—	—	150,931,900
Fred Bart	25,918,214	—	—	—	25,918,214
David Carruthers	—	—	—	—	—
John S. Dawkins AO	—	—	—	—	—
Robert J. Edge	—	—	—	—	—
Prof. Deon J. Venter (note)	25,000	—	—	—	25,000
Executive
Thomas G. Howitt	—	—	—	—	—
Dr. Gary Cobon	—	—	—	—	—
Geoffrey E. Newing (note)	213,350	3,980,650	(746,654)	—	3,447,346
Ian N. Christensen (note)	—	—	—	—	—
Totals	177,273,464	3,980,650	(746,654)	—	180,507,460

Note:   Prof. Venter, Mr. Newing and Mr. Christensen all resigned during the years ended June 30, 2007 and 2008.

All equity transactions with Key Management Personnel, other than those arising from the exercise of options, have been entered into under terms and conditions no more favourable than those which the entity would have adopted if dealing at arm’s length.

Other transactions and balances with Key Management Personnel and their related parties

During the year ended June 30, 2008:

•                      GeneType Pty. Ltd. paid a total of $501,239 (2007: $445,384) to Bankberg Pty. Ltd., a company associated with Dr. Mervyn Jacobson, for rent in respect of the office and laboratory premises in Fitzroy, Victoria that are leased by the Group.

•                      The Company paid a total of $79,936 (2007: $nil) to Government Relations Australia Advisory Pty. Ltd., a company associated with Mr. John Dawkins AO, in respect of consulting services provided to the Group.

•                      The Company paid a total of $414,133 (2007: $nil) to Transmedia Inc., a company associated with Dr. Mervyn Jacobson, in respect of licensing services provided to the Group.

•                      Dr. Mervyn Jacobson acquired a total of 522 ordinary shares in ImmunAid Pty. Ltd., a subsidiary of the Company.  As at 30 June 2008, Dr. Jacobson held a total of 522 ordinary shares in ImmunAid Pty. Ltd., representing approximately 4.0% of that company’s total issued capital.

All transactions with Key Management Personnel are undertaken on normal commercial terms and conditions.

F35

36.           SUBSIDIARIES

The following diagram is a depiction of the Group structure as at June 30, 2008.

		Group interest (%)		Net carrying value ($ )
Name of Group company	Incorporation details	2008	2007	2008	2007

Entities held directly by parent
GeneType Pty. Ltd.	5 September 1990 Victoria, Australia	100%	100%	1	1
Genetic Technologies Corporation Pty. Ltd.	11 October 1996 N.S.W., Australia	100%	100%	2	2
RareCellect Pty. Ltd.	7 March 2001 N.S.W., Australia	100%	100%	10	10
GeneType AG	13 February 1989 Zug, Switzerland	100%	100%	26,698	26,698
GeneType Corporation	18 December 1989 California, U.S.A.	100%	100%	—	—
Gtech International Resources Limited	29 November 1968 Yukon Territory, Canada	75.8%	75.8%	424,535	424,535
ImmunAid Pty. Ltd. (refer note below)	21 March 2001 Victoria, Australia	69.2%	68.2%	—	—
Total carrying value				451,246	451,246
Entities held by other subsidiaries
AgGenomics Pty. Ltd.	15 February 2002 Victoria, Australia	50.1%	50.1%	50	50

During the year ended June 30, 2008, outstanding loans between the Company and ImmunAid Pty. Ltd. were converted into additional equity in that company.  The total amount of the loans at the time of the conversions was $278,175.  As a result of the conversion, the Company increased its interest in ImmunAid Pty. Ltd. by approximately 1.0% to 69.2%.

37.           FINANCIAL RISK MANAGEMENT

The Group’s activities expose it to a variety of financial risks such as market risk (including currency risk and interest rate risk), credit risk and liquidity risk.  The Group’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the financial performance of the Group.  The Group uses different methods to measure different types of risk to which it is exposed.  These methods include sensitivity analysis in the case of foreign exchange, interest rate and aging analysis for credit risk.

Risk management is managed by the Group’s Risk Management Committee under guidance provided by the Board of Directors.  The Committee identifies and evaluates financial risks in close cooperation with the Group’s operating units.  The Board, via its Audit Committee, provides guidance for overall risk management, as well as policies covering specific areas, such as foreign exchange risk, interest rate risk and credit risk.

F36

37.           FINANCIAL RISK MANAGEMENT (cont.)

The Group’s principal financial instruments comprise cash at bank and on hand, short-term deposits and hire purchase liabilities.  The Group has other financial assets and liabilities, such as trade receivables and payables, which arise directly from its operations.

The Group does not typically enter into derivative transactions, such as interest rate swaps or forward currency contracts.  It is, and has been throughout the period under review, the Group’s policy that no trading in financial instruments shall be undertaken.  The main risks arising from the Group’s financial instruments are credit risk exposures, liquidity risk, interest rate risk and foreign currency risk.  The policies for managing each of these risks are summarised below.

Details of the significant accounting policies and methods adopted, including the criteria for recognition, the basis of measurement and the basis on which income and expenses are recognised, in respect of each class of financial asset, financial liability and equity instrument are disclosed in Note 2.

The Group holds the following financial instruments:

	2008	2007
	$	$
Financial assets

Cash at bank / on hand	5,490,846	11,303,764
Short-term deposits	7,429,926	2,029,986
Trade and other receivables	1,596,738	646,946
Performance bond and deposits	519,117	526,898
Available-for-sale investments	207,195	233,330

Total financial assets	15,243,822	14,740,924

Financial liabilities

Trade and other payables	1,786,412	1,563,652
Hire purchase liabilities	298,199	523,967

Total financial liabilities	2,084,611	2,087,619

Credit risk

The Group’s credit risk is managed on a Group basis.  Credit risk arises from cash and cash equivalents and deposits with banks and financial institutions, as well as credit exposures to customers, including outstanding receivables and committed transactions.  If there is no independent rating, the Group assesses the credit quality of the customer, taking into account its financial position, past experience and other factors.  Individual risk limits are set based on internal or external ratings.  The compliance with credit limits by customers is regularly monitored by Management.  Sales to retail customers are required to be settled in cash or using major credit cards, mitigating credit risk.  The maximum exposures to credit risk as at June 30, 2008 in relation to each class of recognised financial assets is the carrying amount of those assets, as indicated in the balance sheet.

Financial assets included on the balance sheet that potentially subject the Group to concentration of credit risk consist principally of cash and cash equivalents and trade receivables.  In accordance with the guidelines included in the Group’s Short Term Investment Policy, the Group minimizes this concentration of risk by placing its cash and cash equivalents with financial institutions that maintain superior credit ratings in order to limit the degree of credit exposure.  For banks and financial institutions, only independently-rated parties with a minimum rating of “A-1” are accepted.  The Group has also established guidelines relative to credit ratings, diversification and maturities that seek to maintain safety and liquidity.  The Group does not require collateral to provide credit to its customers, however, the majority of the Group’s customers are large, reputable organisations and, as such, the risk of credit exposure is limited.  The Group has not entered into any transactions that qualify as a financial derivative instrument.

In addition, receivable balances are monitored on an ongoing basis with the result that the Group’s exposure to bad debts is not significant.  For some trade receivables, the Group may also obtain security in the form of guarantees, deeds of undertaking or letters of credit which can be called upon if the counterparty is in default under the terms of the agreement.

Credit risk further arises in relation to financial guarantees given by the Group to certain parties in respect of obligations of its subsidiaries.  Such guarantees are only provided in exceptional circumstances.

In assessing the recoverability of intercompany receivables, Genetic Technologies Limited, the parent entity, raises a provision for diminution to ensure that the carrying amount of these receivables does not exceed the net tangible assets of the subsidiaries.

F37

37.           FINANCIAL RISK MANAGEMENT (cont.)

Credit risk (cont.)

An analysis of the aging of trade and other receivables and trade and other payables is provided below:

	2008	2007
	$	$
Trade and other receivables

Current (less than 30 days)	1,442,167	481,043
31 days to 60 days	23,897	77,764
61 days to 90 days (note)	17,035	60,926
Greater than 90 days (note)	113,639	27,213

Total trade and other receivables (Notes 10 and 14)	1,596,738	646,946

Trade and other payables

Current (less than 30 days)	1,655,450	1,431,817
31 days to 60 days	7,738	55,131
61 days to 90 days	1,814	63,448
Greater than 90 days (note)	121,410	13,256

Total trade and other payables (Note 18)	1,786,412	1,563,652

Note:

A total of $130,674 in trade and other receivables greater than 60 days is past due, of which a total of $121,540 had been received prior to the date of this Financial Report. The Company considers that the remaining $9,134 is recoverable and not impaired.

Market risk

Foreign currency risk

The Group and the parent entity operate internationally and are exposed to foreign currency exchange risk, primarily with respect to the US dollar and Canadian dollar, through financial assets and liabilities.  It is the Group’s policy not to hedge these transactions as the exposure is considered to be minimal from a consolidated operations perspective.  Further, as the Group incurs expenses payable in US dollars, the financial assets that are held in US dollars provide a natural hedge for the Group.

Foreign exchange risk arises from planned future commercial transactions and recognised assets and liabilities denominated in a currency that is not the entity’s functional currency and net investments in foreign operations.  The risk is measured using sensitivity analysis and cash flow forecasting.

The Group has introduced a Foreign Exchange Management Policy which was developed to establish a formal framework and procedures for the efficient management of the financial risks that impact on Genetic Technologies Limited through its activities outside of Australia, predominantly in the United States.  The policy governs the way in which the financial assets and liabilities of the Group that are denominated in foreign currencies are managed and any risks associated with that management are identified and addressed.  Under the policy, which is to be updated on a regular basis as circumstances dictate, the Group generally retains in foreign currency only sufficient funds to meet the expected expenditures in that currency.  Surplus funds, if any, are converted into Australian dollars as soon as practicable after receipt.

F38

37.           FINANCIAL RISK MANAGEMENT (cont.)

Market risk (cont.)

Foreign currency risk (cont.)

As at June 30, 2008, the Group held the following financial assets and liabilities that were denominated in foreign currencies:

Consolidated	Year	United States Dollars	Canadian Dollars	European Euro	Japanese Yen	Swiss Francs

Financial assets

Cash at bank / on hand	2008	63,212	437,032	—	47,350	7,848
	2007	8,161,046	459,508	2,977	—	17,630

Trade and other receivables	2008	68,100	—	100,000	—	—
	2007	66,348	—	100,000	—	—

Available-for-sale investments	2008	198,120	—	—	—	—
	2007	198,120	—	—	—	—

Total financial assets	2008	329,432	437,032	100,000	47,350	7,848
	2007	8,425,514	459,508	102,977	—	17,630

Financial liabilities

Trade and other payables	2008	134,166	5,211	22,531	—	2,870
	2007	326,978	5,438	—	—	4,030

Total financial liabilities	2008	134,166	5,211	22,531	—	2,870
	2007	326,978	5,438	—	—	4,030

During the year ended June 30, 2008, the Australian dollar / US dollar exchange rate increased by 12.6%, from 0.8491 at the beginning of the year to 0.9562 at the end of the year.  During the same period, Australian dollar / Canadian dollar exchange rate increased by 8.1%, from 0.8991 at the beginning of the year to 0.9722 at the end of the year.

Based on the financial instruments held at 30 June 2008, had the Australian dollar weakened / strengthened by 10% against the US dollar with all other variables held constant, the Group’s loss for the year would have been $23,000 lower / $19,000 higher (2007: $1,060,000 lower / $867,000 higher), mainly as a result of changes in the values of cash and cash equivalents which are denominated in US dollars, as detailed in the above tables.

Based on the financial instruments held at June 30, 2008, had the Australian dollar weakened / strengthened by 10% against the Canadian dollar with all other variables held constant, the Group’s loss for the year would have been $49,000 lower / $40,000 higher (2007: $56,000 lower / $46,000 higher), due to changes in the values of cash and cash equivalents which are denominated in Canadian dollars, as detailed in the above tables.

Interest rate risk

The Group’s main interest rate risk arises in relation to its short-term deposits with various financial institutions.  If rates were to decrease, the Group may generate less interest revenue from such deposits.  However, given the relatively short duration of such deposits, the associate risk is relatively minimal.  The Group also has various hire purchase liabilities with fixed interest rates.  While these rates do not vary once the contract has been executed, the Group may be subject to interest rate movements if it were to acquire additional assets via similar contracts in the future.

The Group has introduced a Short Term Investment Policy which was developed to efficiently manage the Group’s surplus cash and cash equivalents.  In this context, the Group adopts a prudent approach that is tailored to cash forecasts rather than seeking high returns that may compromise access to funds as and when they are required.  Under the policy, the Group seeks to deposit its surplus cash in a range of deposits / securities over different time frames and with different institutions in an effort to diversify its portfolio and minimise risk.

On a monthly basis, Management provides the Board with a detailed list of all cash and cash equivalents, showing the periods over which the cash has been deposited, the name and credit rating of the institution holding the deposit and the interest rate at which has been deposited.  A comparison of interest rate movements from month to month and a variance to an 11am deposit rate is also provided.

At 30 June 2008, if interest rates had changed by +/- 50 basis points from the year-end rates, with all other variables held constant, the Group’s loss for the year would have been $67,000 lower / higher (2007: $36,000 lower / higher), mainly as a result of higher / lower interest income from cash and cash equivalents.  Consolidated equity for the Group would have been $67,000 higher / lower (2007: $36,000 higher / lower) mainly as a result of an increase / decrease in the fair value of cash and cash equivalents.

F39

37.           FINANCIAL RISK MANAGEMENT (cont.)

Market risk (cont.)

Interest rate risk (cont.)

The exposure to interest rate risks and the effective interest rates of financial assets and liabilities, both recognised and unrealised, for both the Group and Genetic Technologies Limited are as follows:

Consolidated	Year	Floating rate	Fixed rate	Carrying amount	Weighted ave. effective rate	Ave. maturity period days
		$	$	$	%
Financial assets

Cash at bank / on hand (note)	2008	5,490,846	—	5,490,846	6.33%	At call
	2007	11,303,764	—	11,303,764	2.89%	At call

Short-term deposits	2008	—	7,429,926	7,429,926	7.71%	73
	2007	—	2,029,986	2,029,986	6.20%	90

Performance bond / deposits	2008	—	519,117	519,117	7.86%	93
	2007	—	526,898	526,898	6.93%	86

Totals	2008	5,490,846	7,949,043	13,439,889
	2007	11,303,764	2,556,884	13,860,648

Financial liabilities

Hire purchase liabilities	2008	—	298,199	298,199	9.26%	914
	2007	—	523,967	523,967	7.17%	281

Totals	2008	—	298,199	298,199
	2007	—	523,967	523,967

Note:

As at June 30, 2007, the Group held cash and cash equivalents in US dollars of USD 8,161,046. Of this amount, USD 5,490,870 was held on deposit at an interest rate of 1.65%. The remaining USD 2,670,176 was held on deposit at an interest rate of 5.17%. Immediately after June 30, 2007, a total of USD 7,400,000 was converted into Australian dollars and placed on deposit at an interest rate of 6.35%.

All other periods in respect of financial assets are for less than one year. In respect of the hire purchase liability, the interest rates are fixed for the terms of the facility, which is less than one year ($111,117) and between one and five years ($187,082).

Liquidity risk

Prudent liquidity risk management implies maintaining sufficient cash and cash equivalents and the availability of funding through an adequate amount of committed credit facilities, such as its hire purchase and credit card facilities.  The Group manages liquidity risk by continuously monitoring forecast and actual cash flows and, wherever possible, matching the maturity profiles of financial assets and liabilities.  Due to the dynamic nature of the underlying businesses, Management aims to maintain flexibility in funding by keeping committed credit lines available.  Surplus funds are generally only invested in instruments that are tradeable in highly liquid markets.

The remaining contractual maturities of the financial liabilities of the Group are:

	2008	2007
	$	$
Financial liabilities

< 6 months	1,840,837	1,783,255
6 months to 12 months	56,692	257,415
1 year to 5 years	187,082	46,949
> 5 years	—	—

Total financial liabilities	2,084,611	2,087,619

F40

37.           FINANCIAL RISK MANAGEMENT (cont.)

Liquidity risk (cont.)

A balanced view of cash inflows and outflows affecting the Group is summarised in the table below:

Consolidated	Year	< 6 months	6 to 12 months	1 to 5 years	> 5 years	Totals
		$	$	$	$	$
Financial assets

Cash at bank / on hand	2008	5,490,846	—	—	—	5,490,846
	2007	11,303,764	—	—	—	11,303,764

Short-term deposits	2008	7,429,926	—	—	—	7,429,926
	2007	2,029,986	—	—	—	2,029,986

Trade and other receivables	2008	1,596,738	—	—	—	1,596,738
	2007	646,946	—	—	—	646,946

Performance bond and deposits	2008	69,117	450,000	—	—	519,117
	2007	76,898	—	450,000	—	526,898

Available-for-sale investments	2008	—	—	207,195	—	207,195
	2007	—	—	233,330	—	233,330

Total financial assets	2008	14,586,627	450,000	207,195	—	15,243,822
	2007	14,057,594	—	683,330	—	14,740,924

Financial liabilities

Trade and other payables	2008	1,786,412	—	—	—	1,786,412
	2007	1,563,652	—	—	—	1,563,652

Hire purchase liabilities	2008	54,425	56,692	187,082	—	298,199
	2007	219,603	257,415	46,949	—	523,967

Total financial liabilities	2008	1,840,837	56,692	187,082	—	2,084,611
	2007	1,783,255	257,415	46,949	—	2,087,619

Net maturity	2008	12,745,790	393,308	20,113	—	13,159,211
	2007	12,274,339	(257,415)	636,381	—	12,653,305

The Group had access to the following undrawn borrowing facilities as at June 30, 2008:

	Facility limit	Amount used	Amount available$
	$	$	$
Nature of facility
Master Asset Finance Facility	2,500,000	(298,199)	2,201,801
Credit card facility	145,000	(32,272)	112,728

Note:         The Master Asset Finance Facility may be drawn at any time and is subject to annual review.

Fair value estimation

As at June 30, 2008, the Group’s available-for-sale investments have been recognised at their net fair values.  The following methods and assumptions are used to determine the net fair values of financial assets and liabilities:

Cash and cash equivalents: the carrying amount approximates fair value due to their short term to maturity.

Trade and other receivables: the carrying amount approximates fair value.

Consumables: the carrying amount approximates fair value.

Performance bond and deposits: the carrying amount approximates fair value due to its short term to maturity.

Unlisted shares: the carrying amount has been written down to recoverable amount which approximates fair value.

Trade and other payables: the carrying amount approximates fair value.

Accrued expenses: the carrying amount approximates fair value.

Hire purchase liabilities: the carrying amount approximates fair value.

F41

38.    AUDITORS’ REMUNERATION

	2008	2007	2006
	$	$	$
Audit services

Ernst & Young Australia in respect of:
Audit of the Company’s Financial Report	177,500	410,274	403,918

Other audit firms in respect of:
Audit of the Financial Reports of subsidiaries	8,241	9,158	8,120

Total remuneration in respect of audit services	185,741	419,432	412,038

Non-audit services

Ernst & Young Australia in respect of:
Tax advice and compliance services	38,350	55,095	79,120

Total auditors’ remuneration	224,091	474,527	491,158

39.           SUBSEQUENT EVENTS

On July 22, 2008, the Company acquired 100% of the issued capital of Frozen Puppies Dot Com Pty. Ltd. (“FPDC”), Australia’s foremost provider of canine reproductive services.  Under the terms of the Agreement between the Company and FPDC, Genetic Technologies Limited (“GTG”) acquired 100% of the issued share capital of FPDC in return for the issue to the FPDC shareholders of 12,254,902 ordinary shares in GTG and the payment of $153,160 in cash.  In other terms of the acquisition, GTG advanced $346,840 in loan funds to FPDC to enable shareholder loans to be repaid and Employment Agreements were executed between the Company and the five principals of FPDC.  Voluntary Restriction Agreements were also executed with all former FPDC shareholders.  As a result, 80% of the 12,254,902 GTG shares that were issued as part of the acquisition are subject to voluntary escrow and will be released from escrow in four equal tranches after the expiration of 6, 12, 18 and 24 months from the date of issue, respectively.

On August 27, 2008, the Company sold its entire interest in the North Laverton Joint Venture to its partner, Regis Resources Limited (“Regis”), in return for the payment of $100,000 in cash and 500,000 fully paid ordinary shares in Regis.  As part of the sale, the Company will also have returned to it a performance bond which had a face value of $68,917 as at June 30, 2008 (refer Note 12).  Further, the Company has been fully indemnified by Regis against any future rehabilitation liabilities which may arise from the exploration activities of the Joint Venture undertaken up until the date of sale.  This indemnification will enable the Company, during the financial year ending June 30, 2009, to fully reverse the provision of $94,987 in respect of such liabilities which has been recorded in the Company’s balance sheet as at June 30, 2008 (refer Note 21).

On November 5, 2008, the Company received a letter from the Australian Taxation Office advising that a review of the Company’s available tax losses which had recently been completed had been escalated to a full audit.  As at the date of these financial statements, the Company is unable to form an assessment of the likely impact, if any, of this audit.

On November 19, 2008, at the Company’s Annual General Meeting of shareholders, five of the Company’s Directors (Non–Executive Chairman Mr. Henry Bosch AO, Mr. John Dawkins AO, Dr. Leanne Rowe AM, Mr. David Carruthers and Chief Executive Officer Mr. Michael Ohanessian) were removed as Directors of the Company.  On the same day, immediately following the AGM, Mr. Huw Jones and Mr. Sid Hack were appointed as Directors of the Company to fill casual vacancies.  Subsequent to Mr. Ohanessian’s removal as a Director, the Company paid to him amounts totaling $370,491 under the terms of his employment agreement.

On November 24, 2008, the Company drew down the remaining equipment credits available to it under the Supply Agreement executed with Applera Corporation (refer Note 29).  The remaining credits had a value of approximately $2.0 million on that date.  Accordingly, as at the date of these financial statements, the Company had a contingent asset representing the remaining reagent credits available to it with a total value of $2,761,500.

On December 12, 2008, Dr. Mervyn Jacobson resigned as a Director of the Company.

Apart from these transactions, there have been no other significant events which have occurred after balance date.

F42