Form 20-F
period 2009-06-30
GENETIC TECHNOLOGIES LTD
filed 2009-12-24
CIK 1166272

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended June 30, 2009

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Thomas G. Howitt Telephone: 011 61 3 8412 7050; Facsimile: 011 61 3 8412 7040 Email: tom.howitt@gtglabs.com 60-66 Hanover Street, Fitzroy Victoria, 3065, Australia
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act. None

Securities registered or to be registered pursuant to Section 12(g) of the Act.

American Depositary Shares each representing 30 Ordinary Shares and evidenced by American Depositary Receipts
Title of each Class

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act. None

Number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

374,644,801 Ordinary Shares

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

☒ Yes   ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such flied).

☐ Yes   ☐ No

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

Our consolidated financial statements are set out on pages F1 to F43 of this Annual Report (refer to Item 18 “Financial Statements”).

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

PART I

Item 1.            Identity of Directors, Senior Management and Advisers

Item 1.A         Directors and Senior Management

The Directors of the Company as of the date of this Annual Report are as follows:

Name	Position/Function	Business Address

Sidney C. Hack	Chairman	60-66 Hanover Street Fitzroy Victoria 3065 Australia

Tommaso Bonvino	Non-Executive Director	60-66 Hanover Street Fitzroy Victoria 3065 Australia

Dr. Malcolm R. Brandon	Non-Executive Director	60-66 Hanover Street Fitzroy Victoria 3065 Australia

Huw D. Jones	Non-Executive Director	60-66 Hanover Street Fitzroy Victoria 3065 Australia

The members of Senior Management of the Company as of the date of this Annual Report are as follows:

Name	Position/Function	Business Address

Dr. Paul D.R. MacLeman	Chief Executive Officer	60-66 Hanover Street Fitzroy Victoria 3065 Australia

Thomas G. Howitt	Chief Financial Officer and Company Secretary	60-66 Hanover Street Fitzroy Victoria 3065 Australia

Alison J. Mew	Chief Operating Officer	60-66 Hanover Street Fitzroy Victoria 3065 Australia

Dr. David J. Sparling	Vice President Legal and Corporate Development	60-66 Hanover Street Fitzroy Victoria 3065 Australia

Gregory J. McPherson	Vice President Sales and Marketing	60-66 Hanover Street Fitzroy Victoria 3065 Australia

Catherine M. Barclay	General Manager Human Resources	60-66 Hanover Street Fitzroy Victoria 3065 Australia

Item 1.B                          Advisers

Our principal bankers, accountants and legal advisers are as follows:

Name of Adviser	Function	Business Address

Ernst & Young	Auditors	8 Exhibition Street Melbourne Victoria 3000 Australia

St. George Bank Limited	Bankers - Australia	530 Collins Street Melbourne Victoria 3000 Australia

KeyBank National Association	Bankers - USA	1130 Haxton Drive Fort Collins Colorado 80525 USA

Baker & McKenzie	General Counsel	181 William Street Melbourne Victoria 3000 Australia

Sheridan Ross PC	Licensing and Patent Attorneys	1560 Broadway, Suite 1200 Denver Colorado 80202-5141 USA

Greenberg Traurig, LLP	U.S. Securities Counsel	200 Park Avenue New York New York 10166 USA

Item 1.C         Auditor

The auditor of the Group’s financial statements for the years ended June 30, 2009, 2008, 2007, 2006 and 2005 was Ernst & Young, whose address is 8 Exhibition Street, Melbourne, Victoria, 3000, Australia.  Ernst & Young is the Company’s current independent registered public accounting firm, an appointment ratified at the Annual General Meeting held on November 28, 2003.  At the Annual General Meeting held on November 25, 2009, the independent registered public accounting firm of PricewaterhouseCoopers was appointed as the Group’s auditor in respect of the year ending June 30, 2010 and subsequent years.

Item 2.            Offer Statistics And Expected Timetable

Not applicable.

Item 3.            Key Information

Item 3.A         Selected Financial Data

The following selected financial data for the five years ended June 30, 2009 is derived from the audited consolidated financial statements of Genetic Technologies Limited, prepared in accordance with International Financial Reporting Standards (“IFRS”), which became effective for our company as of our fiscal year ended June 30, 2006.  Under IFRS 1, “First-time Adoption of International Financial Reporting Standards,” or IFRS 1, a company adopting IFRS for the first time is required to adopt accounting policies that comply with IFRS and related interpretations that are in effect at the reporting date of its first annual financial statements prepared in accordance with IFRS, in our case June 30, 2006.

The balance sheet data as of June 30, 2009 and 2008 and the income statement data for fiscal years 2009, 2008 and 2007 are derived from our audited consolidated financial statements included in this annual report.  Balance sheet data as of June 30, 2007, 2006 and 2005 and income statement data for the 2006 and 2005 financial years are derived from our audited consolidated financial statements which are not included in this Annual Report.  The data should be read in conjunction with the consolidated financial statements, related notes and other financial information included herein.

All amounts are stated in Australian dollars as of June 30 as noted.

GENETIC TECHNOLOGIES LIMITED

CONSOLIDATED INCOME STATEMENTS

FOR 2009, 2008, 2007, 2006 AND 2005

	Year ended June 30, 2009	Year ended June 30, 2008	Year ended June 30, 2007	Year ended June 30, 2006	Year ended June 30, 2005
	AUD	AUD	AUD	AUD	AUD

Revenue from operations
Genetic testing services	4,599,286	3,918,692	3,119,131	2,550,221	2,391,948
Reproductive services	782,803	—	—	—	—
Total revenue from operations	5,382,089	3,918,692	3,119,131	2,550,221	2,391,948
Less: cost of sales	(2,203,839)	—	—	—	—
Gross profit from operations	3,178,250	3,918,692	3,119,131	2,550,221	2,391,948
Other revenue	6,012,014	11,689,120	11,595,297	7,407,982	6,957,046
Other income	787,529	276,606	340,486	708,411	782,714
Employee benefits expenses	(6,439,549)	(6,568,966)	(5,556,644)	(5,432,506)	(4,853,853)
Amortization and depreciation expenses	(3,987,996)	(4,755,155)	(4,602,992)	(4,817,277)	(4,411,685)
Legal and patent fees	(1,386,393)	(873,854)	(748,605)	(1,440,929)	(4,555,642)
Administration expenses	(1,304,682)	(839,226)	(901,380)	(910,776)	(1,068,232)
Contract research and trial expenses	(1,209,260)	(1,267,748)	(1,247,775)	(1,345,916)	(873,501)
Genetic testing expenses	(748,254)	(1,599,644)	(1,989,098)	(2,008,546)	(1,752,495)
Rent and outgoings	(584,980)	(533,644)	(535,045)	(511,050)	(495,749)
Royalties, license fees and commissions paid	(354,684)	(889,520)	(580,122)	(177,283)	(921,548)
Impairment losses and other write-downs	(318,025)	(2,378,000)	(1,306,960)	(97,500)	—
Marketing and promotion expenses	(272,726)	(221,644)	(437,087)	(502,353)	(504,974)
Finance costs	(89,499)	(66,763)	(90,929)	(112,082)	(69,965)
Net foreign exchange losses	—	(254,954)	(317,317)	—	(186,222)
Other expenses	(1,140,066)	(1,086,938)	(1,086,662)	(1,218,519)	(1,211,777)
Loss before income tax	(7,858,321)	(5,451,638)	(4,345,702)	(7,908,123)	(10,773,935)
Income tax expense	—	—	—	—	—
Loss for the year	(7,858,321)	(5,451,638)	(4,345,702)	(7,908,123)	(10,773,935)
Net loss / (profit) attributable to minority interests	17,248	5,549	17,159	(10,650)	(46,292)
Net loss attributable to equity holders of Genetic Technologies Limited	(7,841,073)	(5,446,089)	(4,328,543)	(7,918,773)	(10,820,227)
Loss per share (cents per share)
Basic and diluted net loss per ordinary share	(2.1)	(1.5)	(1.2)	(2.2)	(3.4)
Weighted-average shares outstanding	373,906,149	362,389,899	362,389,899	362,386,940	315,264,068

Note:           Refer Item 8D in respect of changes to the presentation of these financial statements relating to the disclosure of cost of sales data.

GENETIC TECHNOLOGIES LIMITED

CONSOLIDATED BALANCE SHEET DATA
FOR 2009, 2008, 2007, 2006 AND 2005

	Year ended June 30, 2009	Year ended June 30, 2008	Year ended June 30, 2007	Year ended June 30, 2006	Year ended June 30, 2005
	AUD	AUD	AUD	AUD	AUD

Assets
Current assets	10,103,166	15,893,852	14,600,846	13,960,666	19,693,325
Non-current assets	7,874,565	8,200,726	14,848,181	19,756,241	23,805,732
Total assets	17,977,731	24,094,578	29,449,027	33,716,907	43,499,057
Liabilities
Current liabilities	(3,779,385)	(3,047,002)	(3,248,763)	(2,946,212)	(4,871,674)
Non-current liabilities	(86,301)	(262,503)	(97,455)	(528,556)	(944,144)
Total liabilities	(3,865,686)	(3,309,505)	(3,346,218)	(3,474,768)	(5,815,818)
Net assets	14,112,045	20,785,073	26,102,809	30,242,139	37,683,239
Shareholders’ equity
Contributed equity	71,285,663	70,243,996	70,243,996	70,243,996	70,235,396
Reserves	1,701,899	1,588,804	1,456,895	1,237,524	779,101
Accumulated losses	(59,030,262)	(51,189,189)	(45,743,100)	(41,414,557)	(33,495,784)
Minority interests	154,745	141,462	145,018	175,176	164,526
Total shareholders’ equity	14,112,045	20,785,073	26,102,809	30,242,139	37,683,239

Exchange rates

The following table sets forth, for the periods and dates indicated, certain information concerning the noon buying rate in New York City for Australian dollars expressed in U.S. dollars per $1.00 as certified for customs purposes by the Federal Reserve Bank of New York.

Period ended	At period end	Average rate	High	Low

Yearly data

June 2005	0.7618	0.7564	0.7792	0.7498
June 2006	0.7423	0.7475	0.7781	0.7056
June 2007	0.8491	0.7899	0.8491	0.7407
June 2008	0.9562	0.8965	0.9644	0.7672
June 2009	0.8055	0.7513	0.9797	0.6073

Monthly data

June 2009	0.8055	0.8025	0.8195	0.7851
July 2009	0.8339	0.8049	0.8339	0.7751
August 2009	0.8439	0.8353	0.8439	0.8201
September 2009	0.8824	0.8622	0.8824	0.8306
October 2009	0.9038	0.9084	0.9275	0.8656
November 2009	0.9131	0.9196	0.9369	0.8985
December 2009 (note)	0.9092	0.9203	0.9265	0.9092

Note:           Data for December 2009 covers the period up to December 7, 2009.

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

Since our listing on the Australian Securities Exchange in August 2000, the price of our Ordinary Shares has ranged from a low of $0.03 to a high of $1.05 per share.  Further fluctuations are likely to occur due to events not within our control and general market conditions affecting the biotechnology sector or the stock market generally.  The most significant such event of which we have knowledge took place in August 2003 after a television report in Australia on our company was broadcast.  During that week, the price of our shares increased from $0.58 to $0.87 on a volume of 26,000,000 shares traded, which was exceptionally high for us.  The share price subsequently retreated.

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

The business which is now known as Genetic Technologies Limited was founded in 1989.  We have incurred operating losses in every year of our existence.  We incurred net losses of $10,820,227 for the year ended June 30, 2005, net losses of $7,918,773 for the year ended June 30, 2006, net losses of $4,328,543 for year ended June 30, 2007, net losses of $5,446,089 for year ended June 30, 2008 and net losses of $7,841,073 for year ended June 30, 2009.  As of  June 30, 2009, we have accumulated losses of $59,030,262.  The extent of future losses and the time required to achieve profitability remains uncertain.

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

We are subject to limited competition from biotechnology and diagnostic companies, academic and research institutions and government or other publicly-funded agencies that are pursuing products and services that are substantially similar to our genetic testing and reproductive services, or which otherwise address the needs of our customers and potential customers.  Our competitors in the testing market include private and public sector enterprises located in Australia and elsewhere.  Many of the organizations competing with us have greater experience in the areas of finance, research and development, manufacturing, marketing, sales, distribution, technical and regulatory matters than we do.  In addition, many current and potential competitors have greater name recognition and more extensive collaborative relationships.  However, because of our patents, we have virtually no competition in the licensing area.

Our competitive position in the testing and reproductive services area is based upon our ability to:

•                  create and maintain scientifically-advanced technology and offer proprietary products and services;

•                  attract and retain qualified personnel;

•                  obtain patent or other protection for our products and services;

•                  obtain required government approvals and other accreditations on a timely basis; and

•                  successfully market our products and services.

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

We have in the past and may possibly in the future become a party to litigation involving patents and intellectual property rights.  We have previously commenced litigation against a number of parties to protect our rights pertaining to our intellectual property.  We may in the future receive claims of infringement of intellectual property rights from other parties.  If we do not prevail in any future legal proceedings, we may be required to pay significant monetary damages.  In addition, we could also be prevented from using certain processes or prevented from selling certain configurations of our products or services that were found to be within the scope of the patent claims.  In the event we did not prevail in any future proceeding, we would either have to obtain licenses from the other party, avoid certain product configurations or modify some of our products, services and processes to design around the patents.  Licenses could be costly or unavailable on commercially reasonable terms.  Designing around patents or focusing efforts on different configurations could be time consuming, and we may have to remove some of our products or services from the market while we were completing redesigns.  Accordingly, if we are unable to settle future intellectual property disputes through licensing or similar arrangements, or if any such future disputes are determined adversely to us, our ability to market and sell our products and services could be harmed.  This would in turn reduce demands for our services and harm our financial condition and results of operations.

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

Our research and development, production and service activities involve the controlled use of hazardous laboratory materials and chemicals, including small quantities of acid and alcohol, and patient tissue and blood samples.  We do not knowingly deal with infectious samples.  We, our collaborators and service providers are subject to stringent Australian federal, state and local laws and regulations governing occupational health and safety standards, including those governing the use, storage, handling and disposal of these materials and certain waste products.  However, we could be liable for accidental contamination or discharge or any resultant injury from hazardous materials, and conveyance, processing, and storage of and data on patient samples.  If we, our collaborators or service providers fail to comply with applicable laws or regulations, we could be required to pay penalties or be held liable for any damages that result and this liability could exceed our financial resources.  Further, future changes to environmental health and safety laws could cause us to incur additional expense or restrict our operations.  We have never had a reportable serious injury through the date of this Annual Report.

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

Our strategy for research, development and commercialization of some of our products has historically involved entering into various arrangements with academic and corporate partners and others.  As a result, our strategy depends, in part, upon the success of these outside parties in performing their responsibilities.  Our collaborators may also be our competitors.  We cannot control the amount and timing of resources that our collaborators devote to performing their contractual obligations and we have no certainty that these parties will perform their obligations as expected or that any revenue will be derived from these arrangements.

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

We seek to license our intellectual property and to market our growing range of other products and services on a global scale, including in countries that are considered to provide significantly less protection to intellectual property than the United States and Australia.  In addition, a number of other risks are inherent in international transactions and commerce, including political and economic instability, foreign currency exchange fluctuations and changes in tax laws.

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

In Australia, there is no law that prohibits the performing of a paternity test by using just a sample obtained from a father and child.  In May 2003, the Australian Law Reform Commission (ALRC) released its report into Human Genetic Testing in Australia.  In relation to paternity testing, it made various recommendations, the most significant of which was that the testing of a child without the knowledge or consent of both parents should be made illegal.  In December 2005, the Australian Government formally responded to the ALRC report.  Although it accepted most of the report’s recommendations, it did not accept its recommendation that it should be illegal to test a child without the knowledge or consent of both parents.  Instead, it recommended that the body that formally accredits laboratories, National Association of Testing Authorities (NATA) should review its accreditation requirements for DNA parentage testing to ensure that laboratories meet the highest technical and ethical standards, particularly in relation to consent to testing, protecting the integrity of genetic samples, and providing information about counselling.  As of the date of this Annual Report, NATA has made no recommendation in relation to the Government’s recommendation.

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

Responses to the discussion paper were submitted by the end of January 2009. It is not known how long the Government will take to consider these submissions nor its timeframe to draft and then pass any proposed legislation.  If passed, this legislation will immediately become law in the Australian Capital Territory and the Northern Territory.  All other States would then be required to pass mirror legislation but are under no obligation to do so.  It is not clear how long it would take the States to pass this legislation.

We rely on the services of individuals who possess special skills and experience.

Much of the future success of the Company depends on the continued service and availability of skilled personnel, including members of its senior executive team, and those in technical, marketing and staff positions.  While we actively recruit new employees with such skills and experience to reduce our reliance on these individuals, skilled personnel, with specific experience in the biotechnology industry, are in high demand and competition for their talents is intense.

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

Licensing

The patenting of genes and issues surrounding access to genetic knowledge are the subjects of extensive and ongoing public debate in many countries.  By way of example, the Australian Law Reform Commission has previously conducted two inquiries into the social uses of genetic information.  The patents we hold over uses of “non-coding” DNA have a broad scope and these have also been the subject of debate and some criticism in the media.  A risk we may face is that individuals or organizations in any of the countries in which these patents have issued could potentially take legal action to seek their amendment, revocation or invalidation.

Furthermore, any time that we initiate legal action against parties that infringe our patents we face a risk that the infringer will defend itself through a counter-claim of patent invalidity.  Subsequent legal action could potentially overturn, invalidate or limit the scope of our patents.

Under the relevant Patent Act in most, if not all, of the countries in which our non-coding patents have issued, the relevant judicial system has rights to impose compulsory licensing.  The relevant governments typically hold “march-in” rights by which they may unilaterally choose to exploit the technology.  To the extent that the Company’s non-coding technology is used in the conduct of genetic research, we also face risks, uncertainty and controversy over the licensing of our technology to those conducting research.  Whether or not researchers should be exempted from obligations to take licenses to relevant patents was the subject of another government inquiry conducted by the Australian Council for Intellectual Property who recommended the creation of a research exemption.

During the 2008 calendar year, a Senate Inquiry into “matters relating to the granting of patents in Australia over human and microbial genes and non-coding sequences” was initiated by the Australian Federal Government.  Along with more than 50 other parties representing a wide variety of interested groups, the Company lodged a formal submission to the Inquiry.  As of the date of this Report, the final date for the lodging of submissions has passed and the Senate is receiving those which have been lodged ahead of making its recommendations sometime prior to the end of the 2009 calendar year.  Irrespective of the outcome of the Inquiry, the Company anticipates that it will have little, if any, material impact on the Company’s business.

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

Our registered office, headquarters, laboratory and business activities are all located at 60-66 Hanover Street, Fitzroy, Victoria, 3065 Australia.  Our telephone number is +61 3 8412 7000.  Our website address is www.gtglabs.com.  Information on our website and websites linked to it does not constitute part of this Annual Report.

On August 29, 2000, we acquired 100% of GeneType AG, including all of its valuable patents, and we changed our focus exclusively to the area of biotechnology.  We also changed our name to Genetic Technologies Limited to better reflect our new business.  In September 2000, our listing was duly transferred from the mining board of the ASX to the industrial board and our shares were thereafter classified under the industry group “Health and Biotechnology”, completing our transformation from a mining and resources company into a biotechnology company.  During 2001, we also acquired 10% of the issued and outstanding shares in Cytomation Inc., based in Fort Collins, Colorado.  At that time, Cytomation was a leader in the manufacture and sales of flow cytometers and cell sorters.  Also, in December 2001, we acquired an initial shareholding of less than 1% in the issued capital of XY, Inc., a company also based in Fort Collins.  In July 2001, we acquired the business of DNA-ID Labs in Perth, Western Australia, as part of our strategy of expanding our paternity testing business in Australia.  In March 2002, we formed AgGenomics Pty. Ltd., based in Melbourne, in order to expand our genetic testing services into the field of plant genetics.  In May 2003, we acquired the fixed assets of the business Genetic Science Services in Melbourne, in order to further expand into the field of genetic testing.  In May 2007, we sold all of our shares in XY, Inc.  The total proceeds received from the sale were $332,709 which resulted in a loss on sale of $33,307.  In July 2008, we acquired all of the issued shares of Frozen Puppies Dot Com Pty. Ltd. based in Calga, New South Wales, which is Australia’s leading provider of canine reproductive services for a total consideration of $1,550,097, comprising a combination of shares in the Company (with a value of $1,041,667) and cash.

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

In early calendar year 2002, we commenced the process of out-licensing our non-coding patents, announcing several early successes.  Since then, we have granted commercial licenses to a total of 38 licensees and 6 research licenses to the following parties, which are listed in reverse chronological order of their effective dates:

Commercial licensees	Research licensees

38. TIB MOLBIOL Syntheselabor GmbH, Germany	6. Texas A&M University (Merlogen Inc.), USA
37. Millennium Pharmaceuticals Inc., USA	5. Colorado State University, USA
36. GeneDx (Bio Reference Laboratories Inc.), USA	4. University of Technology Sydney, Australia
35. General Electric Company, USA	3. King’s College, London, England
34. Prometheus Laboratories Inc. USA	2. University of Sydney, Australia
33. Kimball Genetics Inc., USA	1. University of Utah, USA
32. BioSearch Technologies Inc., USA
31. Syngenta Crop Protection AG, Switzerland
30. Monsanto Company (swine genetics), USA
29. Thermo Fisher Scientific Inc., USA
28. Monsanto Company (plant genetics) USA
27. Sciona Inc., USA
26. Genosense Diagnostics GmbH, Austria
25. Innogenetics NV, Belgium
24. Bovigen LLC, USA
23. Optigen LLC, USA
22. Applera Corporation, USA
18 - 21. Four agriculture groups, New Zealand
17. Australian Genome Research Facility Limited, Australia
16. Bionomics Limited, Australia
15. C.Y. O’Connor ERADE Village Foundation, Australia
14. ViaLactia Biosciences Limited, New Zealand
13. MetaMorphix Inc., USA (license subsequently terminated)
12. Genzyme Corporation, USA
11. Ovita Limited, New Zealand
10. Laboratory Corporation of America Holdings, USA
9. TM Biosciences Corporation, Canada
8. Quest Diagnostics Inc., USA
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

Item 4.B                          Business Overview

We are a biotechnology company focused on expanding our genetic testing and reproductive service businesses in the Asia-Pacific region.  In addition, we are now pursuing commercial opportunities in other areas of activity:

(i)                     out-licensing our non-coding patents globally; and

(ii)                  supporting certain late-stage research and development projects in which we are already involved.

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

(2) Medical Testing - the strategic alliance with Myriad Genetics Inc. delivered to the Company exclusive rights in Australia and New Zealand to perform DNA testing for susceptibility to a range of cancers.  In April 2003, we established our cancer susceptibility testing facility.  In June 2003, this facility was granted provisional accreditation by the National Association of Testing Authorities, Australia (“NATA”).  This important area of testing continues to build momentum, with the addition of new equipment, new employees joining the Company and new technology becoming available exclusively to us, such that the Australian community now has access to some of the latest technologies available for genetic testing.

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

In November 2004, the Company announced a strategic alliance with Australian biotechnology company Bionomics Limited for the commercialisation of the diagnostic genetic test for the condition Severe Myoclonic Epilepsy in Infancy.  This test was the first to expand the Company’s human molecular diagnostics focus beyond cancer susceptibility testing.  In July 2006, we further cemented our position as Australia’s leading independent provider of complex genetic testing services with NATA granting further accreditation of our Melbourne laboratory to provide a wide range of complex genetic tests.  Genetic analysis for the predisposition and diagnosis of a wide range of disease states is increasingly being used by clinicians in standard medical practice.  We committed to providing the gold standard in testing technology, with superior turn-around times and a substantially more cost efficient service.  Attainment of the further accreditation by NATA in the area of complex gene sequencing testing services has enabled numerous government funded genetics services to begin utilizing the Company’s testing service to improve patient care.

For the financial year ended June 30, 2009, we generated revenue in the Medical division of $1.44 million, representing an increase of more than 29% over the previous financial year.  Having established an excellent laboratory service with significant excess capacity, the Company announced in July 2008 that a commercial decision had been made to enforce the rights granted to it under an exclusive license from Myriad to perform diagnostic testing of the BRCA1 and BRCA2 genes in Australia and New Zealand.  However, following the removal of five Directors from the Board at the Company’s Annual General Meeting on November 19, 2008, the new Board undertook a formal review of the Company’s decision to enforce its BRCA testing rights and subsequently resolved to immediately revert to its original decision to allow other laboratories in Australia to freely perform BRCA testing.

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

During 2008, the Company launched our Dog Attack Pack, a forensic tool enabling local government officers to collect samples from dog attacks and BITSA™, a breed identification test that uses DNA analysis to provide a history of a dog’s breed.

In July 2008, we acquired Frozen Puppies Dot Com Pty. Ltd., an Australian company specializing in canine reproductive services.  Since then, the Company has made excellent progress expanding its facilities into territories outside of Australia, developing strong relationships with breeders and associations in China, Japan, New Zealand and elsewhere.  Staff have been employed to manage the Company’s activities in these territories and purpose-built facilities have now been established on the outskirts of Beijing, China and in several States of Australia.

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

On January 7, 2008, the Company appointed Colorado-based talent identification company EPIC Athletic Performance Inc. (“EPIC”) as a non-exclusive distributor of the ACTN3 SportsGene Test® product in the United States.  Samples have been received through calendar 2009, but it is not known at this point whether there is an ongoing market for such a test.

Distributors are being set in place in various parts of the world to sell the ACTN3 SportsGene Test™.  More information regarding the market potential of this product will be known by the end of calendar 2010.

(6) Reproductive Services — with the acquisition of Frozen Puppies Dot Com Pty. Ltd. in July 2008, the Company acquired a canine fertility clinic in Calga, New South Wales, Australia and established another clinic in Beijing, China.  Further clinics are being established with the aim of combining both fertility services and DNA disease and trait tests (see below: Genetic testing — Animals) to customers and breeders in both Australia and overseas.

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

(e)   The Sports Performance patents - describe a method that enables aspects of athletic performance to be predicted based on detection of various forms of the alpha actinin 3 (ACTN3) gene.  These patents were acquired from the University of Sydney in New South Wales.

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

In total, we own 7 issued patents and 15 patent applications in the United States.  Reflecting our international business strategy, we have also sought and been granted foreign patents by many other major industrialized nations, corresponding to each of the major patents already issued in the United States.

Generally, United States patents filed with the United States Patent Office prior to June 8, 1995 have a term of 17 years from the date of issuance, and 20 years from the application filing date or earlier claimed priority date in the case of patents issued from applications filed on or after June 8, 1995.  For applications filed after May 29, 2000, the term is 20 years from the date of filing.  A minimum term of 17 years is assured, provided the applicant causes no delays during prosecution.  Patents in most other countries have a term of 20 years from the date of filing the patent application.  Our issued United States patents began to expire in 2009.  We intend to continue to file patent applications as we develop new products, technologies and patentable enhancements.  Prosecution practices have been implemented to avoid any applicant delays that could compromise the 17-year minimum term.  There can be no guarantee that such procedures will prevent the loss of a potential patent term.  This is particularly true in the short-term as the patent rules implementing the most recent patent term changes are largely new and untested.

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

Our Patents

Our current patent portfolio is described below.  “Numbers” refers to either provisional, application, publication or patent number.

	Country / region	Numbers	Granted	Pending

INTRON SEQUENCE ANALYSIS

Intron sequence analysis method for detection of adjacent and remote locus alleles as haplotypes	Australia	AU654111	•
Earliest priority August 25, 1989		AU672519	•
	Austria	AT144797	•
	Belgium	EP414469	•
	Canada	CA2023888	•
	Denmark	DK414469	•
	Europe	EP414469	•
	France	EP414469	•
	Germany	DE69029018	•
		DD299319	•
	Great Britain	EP414469	•
	Greece	GR3022410	•
	Hong Kong	HK1008053	•
	Israel	IL95467	•
	Italy	EP414469	•
	Japan	JP3206812	•
	Luxemburg	EP414469	•
	Netherlands	EP414469	•
	New Zealand	NZ235051	•
	Singapore	SG47747	•
	South Africa	ZA9006765	•
	Spain	ES2095859	•
	Sweden	EP414469	•
	Switzerland	EP414469	•
	United States	US5192659	•
		US5612179	•
		US5789568	•

GENOMIC MAPPING

Genomic mapping method by direct haplotyping using intron sequence analysis	Australia	AU647806	•
Earliest priority July 11, 1990	Austria	AT185377	•
	Belgium	EP570371	•
	Canada	CA2087042	•
	Denmark	DK570371	•
	Europe	EP570371	•
	France	EP570371	•
	Germany	DE69131691	•
	Great Britain	EP570371	•
	Ireland	IE912426	•
	Israel	IL98793	•
	Italy	EP570371	•
	Japan	JP3409796	•
	Luxemburg	EP570371	•
	Netherlands	EP570371	•
	New Zealand	NZ238926	•
	South Africa	ZA9105422	•
	Sweden	EP570371	•
	Switzerland	EP570371	•
	United States	US5851762	•

	Country / region	Numbers	Granted	Pending

ELECTROPHORESIS STANDARDS

Internal standard for electrophoretic separations	Austria	AT159589	•
Earliest priority July 11, 1990	Europe	EP466479	•
	France	EP466479	•
	Germany	DE69127999	•
	Great Britain	EP466479	•
	Japan	JP4232850	•
	Sweden	EP466479	•
	United States	US5096557	•

ANCESTRAL HAPLOTYPES

Genetic analysis	Europe	EP660877	•
Earliest priority November 1, 1991	France	EP660877	•
	Germany	DE69232726	•
	Great Britain	EP660877	•

Method for determining ancestral haplotypes using haplospecific geometric elements within the major histocompatability complex multigene cluster	United States	US6383747	•
Earliest priority November 1, 1991

Methods of genetic analysis involving the amplification of complementary duplicons	Australia	AU2006214800		•
Earliest priority February 16, 2005	Canada	CA2597947		•
	Europe	EP06704883		•
	United States	US11/816522		•

SPORTS PERFORMANCE

ACTN3 genotype screen for athletic performance	Australia	AU2003258390	•
Earliest priority September 16, 2002	India	IND216886	•
	New Zealand	NZ538890	•
	Canada	CA2499084		•
	China	CN1732270		•
	Europe	EP1546403		•
	Japan	JP2005538710		•
	Russia	RU2005111236		•
	United States	US2006121478		•
		US12/565513		•

	Country / region	Numbers	Granted	Pending

IMMUNOTHERAPEUTICS

A retroviral immunotherapy	Australia	AU2003200583	•
Earliest priority August 18, 2000	New Zealand	NZ524280	•
	China	CN1469746	•
	Europe	EP1311267		•
	United States	US20030228320		•

Cancer therapy	Singapore	SG105902	•
Earliest priority February 14, 2002	South Africa	ZA200407142	•
	Australia	AU2003203051	•
	Brazil	BR0307661		•
	Canada	CA2476366		•
	China	CN1646155		•
	Europe	EP09007539		•
	Japan	JP2005523277		•
	New Zealand	NZ573713		•
	United States	US2005180971		•

Strategy for retroviral immunotherapy	Singapore	SG105903	•
Earliest priority February 20, 2002	South Africa	ZA200407143	•
	Brazil	BR0307868		•
	Canada	CA2476956		•
	China	CN1646156		•
	China	CN200710199719		•
	Europe	EP1482971		•
	Japan	JP2005526729		•
	New Zealand	NZ554839		•

Method of therapy	Singapore	SG121609	•
Earliest priority October 24, 2003	Australia	AU2004283322		•
	Canada	CA2543490		•
	Europe	EP1692516		•
	Israel	IL175141		•
	Japan	JP2007509078		•
	Mexico	PA/a/2006/004522		•
	New Zealand	NZ546873		•
	United States	US2007202119		•

Therapeutic strategy for treating autoimmune and degenerative diseases	Australia	AU2005282218		•
Earliest priority September 8, 2004	Canada	CA2579353		•
	Europe	EP1805510		•
	Japan	JP2007530544		•
	New Zealand	NZ553720		•
	Singapore	SG130540		•
	United States	US11/574911		•

Methods of treating diseases	United States	TBA		•
Earliest priority May 27, 2009

	Country / region	Numbers	Granted	Pending

ANTIPARASITICS

Compounds, composition and methods for controlling invertebrate pests	Australia	AU2007321720		•
Earliest priority November 15, 2006	Canada	CA2670259		•
	Europe	EP78155652		•
	New Zealand	TBA		•
	South Africa	TBA		•
	United States	US12/514877		•
	World	PCT/AU2007/001762		•

Invertebrate control agents, compositions and methods of use	Australia	AU2008906163		•
Earliest priority November 23, 2006

High resolution analysis of genetic variation within Cryptosporidium parvum	Australia	AU2003250619		•
Earliest priority August 21, 2002

FETAL CELL RECOVERY

Fetal cell recovery method	Australia	AU649027	•
Earliest priority March 27, 1990	Austria	AT194166	•
	Belgium	EP521909	•
	Canada	CA2059554	•
	Denmark	DK521909	•
	Europe	EP521909	•
	France	EP521909	•
	Germany	DE69132269	•
	Great Britain	EP521909	•
	Greece	GR3034487	•
	Ireland	IE910996	•
	Israel	IL97677	•
	Italy	EP521909	•
	Japan	JP2965699	•
	Luxemburg	EP521909	•
	Netherlands	EP521909	•
	New Zealand	NZ237589	•
	Singapore	SG79188	•
	South Africa	ZA9102317	•
	Spain	ES2149760	•
	Sweden	EP521909	•
	Switzerland	EP521909	•
	United States	US5447842	•

Maternal antibodies as fetal cell markers to identify and enrich fetal cells from maternal blood	New Zealand	NZ537328	•
Earliest priority May 31, 2002	Singapore	SG108133	•
	Australia	AU2003229397		•
	Canada	CA2492631		•
	Europe	EP1532453		•
	Hong Kong	HK1075699
	Japan	JP2005528616		•
	United States	US2005287604		•

	Country / region	Numbers	Granted	Pending

FETAL CELL RECOVERY (cont.)

Identification of fetal DNA and fetal cell markers in maternal plasma or serum	Australia	AU2004217872		•
Earliest priority March 5, 2003	United States	US20070134658		•

Methods of enriching fetal cells	Europe	EP06721493		•
Earliest priority May 11, 2005	Japan	JP2008510361		•
	United States	US11/914107		•

Device for obtaining fetal cells	United Sates	US61/147718		•
Earliest priority January 27, 2009

Epigenetic DNA enrichment	Australia	AU2009905023		•
Earliest priority October 14, 2009	United States	US61/251523		•

Cell processing and/or enrichment methods	World	PCT/AU2009/000180		•
Earliest priority February 18, 2008

Methods of obtaining fetal nuclei	United States	US61/171334		•
Earliest priority April 21, 2009

Out-licensing our Non-coding Patents Globally

The Company is currently licensing its non-coding patents in the United States and elsewhere.

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

Genetic Solutions License: In November 2001, we granted a license to Genetic Solutions Pty. Ltd. who paid us a non-refundable license fee in cash in return for a license to our non-coding analysis and mapping patents.  The license can be terminated by either party upon any material breach of any term or condition by the other party which has not been timely cured after notice.  We may also terminate the agreement in the event of the bankruptcy of the licensee or discontinuation of their business.

Sequenom License: In April 2002, we granted a license to bioinstrument maker Sequenom, Inc., who paid us a non-refundable license fee in cash and shares in return for a license to our non-coding analysis and mapping patents.  The license can be terminated by either party upon any material breach of any term or condition by the other party which has not been timely cured after notice.  We may also terminate the agreement in the event of the bankruptcy of the licensee or discontinuation of their business.

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

Perlegen License:  In August 2002, we granted a license to US genome researcher, Perlegen Sciences, Inc., which paid a non-refundable combination of cash and securities for an exclusive license limited to a specialized field known as “high resolution whole genome analysis”.  Either party can terminate the license agreement upon any material breach of any term or condition by the other party that is not timely cured after notice.  We also have the right to terminate the agreement in the event of insolvency of the licensee or if it discontinues its business for any reason.

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

MetaMorphix Agreements:  In September 2004, we executed two agreements with MetaMorphix, Inc., based in Maryland and specializing in the genetics and genomics of certain animal species, particularly cattle and dogs.  Under the first such agreement, we granted a license to use our non-coding patents in order to commercialize applications of diagnostic assays for use in the livestock, aquaculture and companion animal industries.  The licensee is obligated to pay us annually increasing license annuity fees in lieu of a royalty, as well as a non-refundable license issue fee.  Either party can terminate the agreement upon a material breach not timely cured, or by us upon the licensee’s discontinuation of its business for any reason.  Under the second license, to which MMI Genomics, Inc. (a subsidiary of MetaMorphix) is also a party, we were granted a license to the licensor’s patents and associated know-how in order to perform internal DNA-based diagnostic assays for use in our cattle and canine identity and parentage verification services.  We have subsequently paid the licensor a non-refundable license fee.  The licensor’s obligations include ongoing support for the license and know-how.  The agreement is terminable by either party upon material default by the other party that is not timely cured, or by the licensor in the event we discontinue our cattle and canine identity and parentage verification genotyping services business for any reason.  The license to our non-coding patents that was previously granted to MetaMorphix was terminated in October 2009 as a result of a material unremedied breach by that company.

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

C.Y. O’Connor ERADE Village Foundation:  In October 2003, we announced that we had signed heads of agreement to establish a broad strategic alliance with the C.Y. O’Connor ERADE Village Foundation, a leader in biotechnology innovation based in Perth, Western Australia.  Definitive documentation was concluded in June 2004.  Under the terms of the agreement, we acquired all of the Foundation’s patents and other intellectual property in the fields of genetics and genomics, including the Foundation’s issued U.S. patent 6383747 and foreign equivalents.  This extensive package of intellectual property has created additional opportunities for us in support of licensing and service testing.  As part of the arrangement, the Foundation acquired a license to our non-coding patents for a fee, such that the net purchase price for us was settled by the issuance of a total of 16,666,667 of our Ordinary Shares to the Foundation based on a market value of $0.39 per share.  The transaction closed in June 2004.  Under the arrangement, we support the ongoing genetics and genomics programs of the Foundation.  Initially, five projects were selected for priority attention and we will provide $4.5 million to the Foundation, spread over five years, to help fund such research and development of new intellectual property.  On July 7, 2004, the Company supplied a letter of credit for $450,000 for the term of the agreement.  Under the agreements, we are the primary commercialization vehicle for all new inventions, patents, intellectual property and business opportunities arising at the Foundation in the field of genetics or genomics.  We are also obligated to pay royalties to the Foundation on gross revenue derived from the Foundation IP.  We may terminate the license following any breach of the license by the licensee, either party can terminate following a material breach that is not timely cured or following an insolvency event of the other party.  On June 15, 2009, being the fifth anniversary of the Effective Dates of the various underlying agreements between the Company and the Foundation, the agreements terminated.  As a result, the letter of credit for $450,000 which had been supplied by the Company was withdrawn.

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

Sciona License:  Effective February 16, 2007, we granted a license to the Company’s non-coding patents to Sciona, Inc. based in Boulder, Colorado.  This license runs for nine years and is the first step in a progressive co-operation between us and Sciona in relation to the emerging lifestyle and life-extension markets.  We received a signing fee plus annual payments from Sciona, increasing with time.  We were also granted the right to market the Sciona range of products in the Asia-Pacific region, and to perform the relevant genetic tests at our laboratory in Melbourne.  Sciona is a leading provider of personalised genetic tests which focus primarily on lifestyle and nutritional adjustments to enhance health and longevity.  The agreement is terminable by mutual agreement, or by us in the event of a breach of a term or condition by the licensee or if it is subject to an insolvency event.  During 2009, Sciona was placed into receivership.

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

TIB MOLBIOL License:  Effective December 8, 2008, we granted a license to the Company’s non-coding patents to TIB MOLBIOL Syntheselabor GmbH, based in Berlin, Germany.  As part of the license, TIB MOLBIOL made an up-front cash payment which, under the terms of the agreement, cannot be disclosed.

Research Licenses and Collaborations

University of Melbourne collaboration:  On January 22, 2003, we entered into a collaborative research agreement with the University of Melbourne, Australia, concerning the so-called “ARC Linkage Project”: toward novel approaches for the control of parasitic nematodes via genomics/phenomics.  This agreement sets forth the terms of the collaboration between GeneType Pty. Ltd. and the university for research under an Australian government Research Council Linkage Project.  Under the terms of this agreement, GeneType Pty. Ltd. is obligated to use its best efforts to provide additional funds for the project to make up the projected shortfall as contemplated by the original proposal, over a term of three years.

University of Utah License:  On April 30, 2003, we granted a research license to the University of Utah, in Salt Lake City, Utah.  This is a royalty-free license to permit the University to conduct research in exchange for a nominal fee.

Horticulture Australia Limited collaboration:  On June 18, 2003, AgGenomics Pty. Ltd., a subsidiary of the Company, entered into a three-year Collaborative Research Agreement with Horticulture Australia Limited (HAL) to try and identify a genetic trait for day/night neutrality in strawberries which, if found, could lead to an extension of the cultivation season and consequently higher production.  The research program, costing approximately $2.1 million, is funded by HAL as to 45% and AgGenomics as to 55%.  Any and all intellectual property generated from the project will be owned in the same proportions.  This initial agreement was concluded in June 2006, following which it was agreed that it be extended for a period of a further three years at a total cost of $2.1 million, to be funded 42.03% by HAL and 57.97% by AgGenomics.  Once again, any and all intellectual property generated from the project will be owned in the same proportions.  In 2010, work will commence to investigate the possible commercial application of the research.

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

University of Technology License:  Effective December 23, 2003, we granted a research license to the University of Technology, Sydney, to permit the University to conduct internal research activities to research, identify, map and develop tests for genetic markers and genes of interest.  Either party has the right to terminate the agreement upon the occurrence of a material breach that is not timely cured, without other penalty.

Colorado State University License:  Effective May 14, 2004, we granted a research license to the Colorado State University.  This is a royalty-free license to permit the University to conduct research in exchange for a nominal fee.

Texas A&M University License:  Effective February 7, 2007, we granted a research license to Merlogen LLC, a company associated with Texas A&M University.  As part of the license, we received a nominal fee and received rights to use certain technologies in the field of animal genetics.

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

Our Support for Three Significant Research Projects

We strongly support research and development.  Indeed, Genetic Technologies had its foundation as a research company when it was established some 19 years ago.  Since then, the Company has consistently pursued research and, following its Australian listing in 2000 when additional working capital became available, its research activities were significantly expanded.

We currently support three major research programs, details of which have been provided below.  Some projects have arisen from new inventions made by the Company while some have been made by others who have approached the Company seeking collaboration and support for their activities.

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

(1) RareCellectTM Project

In March 2001, the Company began to develop and commercialize patents held by GeneType AG, a subsidiary of Genetic Technologies, relating to the recovery of fetal cells circulating in the peripheral blood of a pregnant woman.  These patents, with an earliest priority date of March 27, 1990, have been granted or allowed in most countries where filed, including the United States, United Kingdom, France, Germany, Australia and Japan.

It has long been generally recognized that a simple, universally applicable, non-invasive means of obtaining fetal cells for prenatal diagnosis would represent a major advance over existing practice and would be widely adopted throughout the developed world.  As part of the RareCellectTM project, the Company has designed and tested a proprietary sampling device that can safely and reliably collect fetal material from the cervix, and has combined this with a proprietary processing technology that selectively delivers either cellular material or DNA from the fetus which is suitable for analysis to identify genetic disorders using currently available diagnostic technologies.

From its inception, the RareCellectTM project was focused on the recovery and isolation of fetal cells from peripheral blood samples of pregnant women.  However, the project subsequently abandoned this approach in favour of focusing solely on the recovery and isolation of fetal DNA from cervical mucus samples.

Background and unmet need

Genetic disorders account for a significant health burden across the world, with over 330,000 children born with congenital malformations annually in the US, Europe and Japan.  In addition, between 20% and 30% of post-natal deaths are due to such congenital malformations.  In the developed world, it is increasingly common for women to have babies later in life (25% of these births are born to women over 35 years of age), and this can significantly increase the risk of genetic disorders in their offspring.

Current pre-natal testing involves non-invasive screening and invasive diagnostic testing.  Screening uses ultrasound of the fetus and maternal serum testing and can be performed from 11 to 13 weeks of pregnancy.  Although safe, these tests are not reliable, with a detection rate of 80% (20% of abnormalities are not detected), and a false positive rate of 5% (women with healthy babies being subjected to unnecessary invasive testing).

Diagnostic testing requires the removal of fetal material using chorionic villus sampling (from 11 to 14 weeks) or amniocentesis (from 15 to 20 weeks).  Each of these surgical procedures involves the insertion of a needle into the uterus to obtain cellular material from the fetus which can then be tested for abnormalities using a variety of tests.  Although accurate, these tests are invasive and carry a significant risk to both the fetus and the mother.  Miscarriage rates, which can be as high as 5%, are dependent on the skill of the operator and the gestation age.  Furthermore, testing is limited to high-risk patients including women over the age of 35 and results may take as long as two weeks to obtain.

The Company now believes that there is a clear unmet need in pre-natal testing for risk-free (for both mother and fetus) chromosomal/genetic testing for the fetus at as early as eight weeks gestation.

The RareCellect™ solution

Genetic Technologies has developed a proprietary sampling device using materials and design features which will ensure safe, non-traumatic sampling of the optimal region of the cervix to yield fetal cellular material.  The current design, which has been used by a number of healthcare professionals to sample fetal material from more than 400 women, is protected by a US provisional patent.

The Company has also identified issues relating to the processing of fetal material that limit its utility for subsequent testing, including contamination from maternal cells, sperm cells and other DNA.  Genetic Technologies has developed processing methods, which are also covered by provisional patents, that can deliver fetal cells or DNA in a form suitable for testing using any of the currently approved diagnostic methodologies.

Commercial opportunity

The Company believes that RareCellect™ offers a unique opportunity to successfully penetrate the $2 billion global pre-natal testing market, with the potential for market launch within three to five years.  By offering a safe sampling and processing methodology that provides sufficient fetal material for subsequent analysis, it has the potential to displace currently available maternal screening tests and to avoid the need for most of the current invasive diagnostic procedures.

A comprehensive memorandum detailing technical aspects of the technology and the commercial potential of the project is nearing completion.  This document will be strengthened by the addition of reports from recognized experts in relation to regulatory and reimbursement strategies necessary as part of the commercialization process.  Further, a number of international parties who operate in the RareCellect™ space have now been identified, some of which have already expressed interest in pursuing negotiations for access to the technology.

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

(2) ImmunAid Project

ImmunAid Pty. Ltd. was established in March 2001 to develop and exploit the ImmunAid technology.  Genetic Technologies currently owns 70.5% of ImmunAid with the balance of shares owned by private investors including the inventors of the ImmunAid technology.

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

Targeting the immune system

The research undertaken as part of the ImmunAid project has discovered a phenomenon of the immune cycle which shows that the immune system switches itself “on and off” in a continuous and repetitive cycle in patients with chronic diseases such as cancer and HIV.

A critical insight made by the inventor behind the ImmunAid research is that the timing of the administration of chemotherapy may determine a patient’s response.

In cancer, the “off” switch is controlled by a group of cells called T-Regulatory cells which can be manipulated by the accurate and skilful timing of chemotherapy.  Once unleashed, the immune system is then free to attack the cancer.  In the relatively-rare 7% of cases where chemotherapy is completely effective and cancer is eliminated, the ImmunAid researchers believe that chemotherapy may actually be having a greater effect on the immune system than on the cancer.  This is a major paradigm shift in the fields of cancer treatment and immunology.

At the recent American Society of Clinical Oncology conference held in Orlando, Florida, investigators at the Mayo Clinic in Rochester, Minnesota reported the results of a pilot trial they conducted entitled “Possible therapeutic reversal of immune suppression in patients with metastatic melanoma by timed delivery of temozolomide chemotherapy”.  This pilot study, co-designed by the ImmunAid team, used ImmunAid’s concept for timed intervention with chemotherapy.  It has since provided sufficient preliminary supportive human data to warrant a larger definitive study.

Commercial opportunity

With encouraging technical results having now been obtained from various clinical studies, including that undertaken at the Mayo Clinic, Genetic Technologies has decided to invite expressions of interest from third parties capable of participating to expedite the development and potential commercialization of the ImmunAid technology.  A number of potential commercialization partners have since been identified and contacted.  Recently, the Company has engaged a recognized international Contract Research Organization to assist it in scoping definitive trials and paths to market for ImmunAid.  With the assistance of both international and local consultants, a commercialization memorandum for the project is also nearing completion.  The Company anticipates that further negotiations with interested parties will be undertaken towards the early part of the 2010 calendar year.

(3) Nematode Project (formerly reported as the Pathogens Program)

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

Funding is provided by two ARC Linkage grants supplemented by direct and in-kind contributions from the Company and MLA.  The Company’s total cash commitment under ARC Linkage Project LP0667795 is $250,000 per year for three years ended June 30, 2009.  The Company has a further commitment under ARC Linkage Project LP0882285 of $90,000 per year for the three years ending December 2010.  Project IP ownership is split between the Company (as to 75%) and MLA (as to 25%).

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

During 2009, the Company’s collaboration with the researchers at the Universities of Melbourne and Newcastle to discover new classes of chemicals for the treatment of nematodes (worms) in livestock continued.  The project is still supported by a grant from Meat & Livestock Australia who is actively participating in the project.

In the first phase of the project, genetic techniques were used to identify proteins essential for the survival of the nematodes.  Several such targets were prioritised and their DNA sequences have been compared with that of humans and sheep. The logic behind this approach is that the protein targets in the parasites that have the least similarity with man or the host will be safer and less environmentally dangerous.

Several compounds have now been successfully synthesised as part of the project and a number of major livestock pharmaceutical companies active in the field of animal health have been approached to determine their interest in this project.  The discussions are continuing.

(4) Sponsored Research Agreement with C.Y. O’Connor

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

Impairment of patents

During the 2007 financial year, in conjunction with work performed by an independent valuation expert, an impairment charge of $1,150,000 was calculated by Management and recorded against the carrying value of the patents that were originally acquired from the Foundation.  The recoverable amount of the patents was based on value-in-use calculations.  The estimated risk adjusted cashflows were discounted by the risk free rate of 6.5%.  The 2007 financial year was the first year in which an indicator of impairment had arisen, requiring an assessment of the recoverable amount of the patents.

During the 2008 financial year, following a detailed scientific review of the work that had been undertaken in respect of one of the applications of the underlying technology, a second impairment charge was made.  This charge resulted from a lack of progress with the research related to the commercialisation of certain applications of the technology covered by the patents and it was subsequently decided to terminate that aspect of the program.  Whilst work continues in respect of the use of the technology in relation to other related areas, the lack of progress made as at balance date in relation to GMT and AMD gave rise to an impairment charge of $2,378,000 during the year ended June 30, 2008.

Given that the Company’s previous attempts to commercialize the technology associated with the patents had not delivered the anticipated revenues, the Company believed that it was appropriate to base its assessment of the carrying value of the underlying patents as at June 30, 2008 around a further product based on the technology which had already been successfully completed and from the sale of which revenues had already been generated.  Accordingly, the carrying value of the underlying patents as at June 30, 2008 had been based on the anticipated net cash flows that the Company believed would be generated from the future sales of this product.

The cashflow forecasts associated with the impairment assessment of the patents have been projected to 2012, being the first year in which the respective patents will expire, using the Company’s estimated weighted average cost of capital and conservative projections of anticipated sales volumes over the next three years.  Further, given the competitive advantage afforded to the Company in respect of this product, a termination value has also been included to reflect that sales of the product are expected to continue beyond the date of the patent expiry.  The forecasts and associated recoverable amount has been determined by Management taking into account the sales that have been generated to date and the considerable interest arising from pre-launch market analysis.  Based on the sales of the products achieved during the year ended June 30, 2009 and the continued amortization of the patents, no further impairment charges were raised during that year in respect of the underlying patents.

On June 15, 2009, contract research undertaken at CYO in Perth, Western Australia ceased, following the expiry of the Sponsored Research Agreement between the Company and CYO.  Investigations into opportunities for the possible commercialization of the technology developed as part of that research continue.

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

During the year ended June 30, 2009, we successfully prevailed in legal proceedings with respect to a Nullity Action in the German Patent Court regarding the equivalent to US Patent No. 5,612,179 and we have responded to questions raised by the US Patents and Trademarks Office in relation to a Request for Re-examination of seven of the thirty six claims contained in US Patent No. 5,612,179.  Apart from these risks, the inevitable expiry of our non-coding family of patents in 2010 and 2015 remains, at which time our ability to generate future license revenues from these particular patents may be restricted.  It is anticipated that, over time, however, licensing of additional patents filed by the Company in other areas of genetics and our other research projects may replace revenues currently generated from the licensing of these non-coding patents.

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

Sonic and Healthscope are the two largest pathology companies in Australia.  Throughout Australia, Healthscope refers exclusively to DNALabs.  In Victoria, New South Wales and Western Australia, Sonic refer exclusively to their own laboratories.  The Australian market for paternity testing is now saturated and, since the entry of two of the three major pathology companies in the later part of 2003, our ability to generate growing revenues from this market has reduced.  At present, our market share appears to have stabilized.  A brief outline of each competitor in this area is listed below.

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

Some major pathology companies in Australia already have vet pathology businesses and almost all have expertise in human DNA profiling.  We anticipate that they may enter the animal testing market in the medium term.  Currently, the major canine pathology company in Australia has a relationship with GTG whereby it sends all of its canine genetic testing to GTG.

Genetic testing - plants

There are no material levels of commercial DNA service tests conducted in Australia for plants, other than commissioned research conducted by public authorities (such as universities and CSIRO) or by commercial organizations that internally conduct DNA tests as part of the ordinary course of their operations.  In recognition of this, we established AgGenomics Pty. Ltd., a joint venture between Genetic Technologies and the Victorian State Government.  The joint venture is controlled by Genetic Technologies (owning 50.1%).  The commercial goal of AgGenomics is to offer the following services to plant breeders and researchers:

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

Research

RareCellect Project

Whilst a number of companies around the world are active in the area of prenatal testing, there are currently no commercially available products that compete directly with the RareCellectTM technologies.

ImmunAid Project

Although a number of major research groups around the world are working on immune-based therapeutics for cancer, apart from the joint ImmunAid / Mayo Clinic abstract presented at the American Society of Clinical Oncology (ASCO) 2009, there have been no significant publications to date referring to the immune cycle and timed therapeutic intervention for the treatment of cancer.  However, there is momentum building in this field, and public funding programs are readily accessible by independent academic groups which would facilitate large clinical trials and uptake into practice if improvement in clinical outcomes by the use of the immune cycle to time therapy is adequately validated.  Similarly, there is no public disclosure to date by any commercial organizations referring to the use of the immune cycle for therapeutic interventions.

Nematode Project

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

As of June 30, 2008, the Company held a 14.66% direct equity interest in the North Laverton Joint Venture with Regis Resources Limited (“Regis”) that had been equity accounted to a nil balance.  The Joint Venture had continuing expenditure requirements as prescribed by the Western Australian Mines Department in respect of its prospecting and exploration licenses and mining leases owned by the joint venture.  As of June 30, 2008, the Company had recorded a provision for $94,987 in respect of its share of the estimated rehabilitation costs associated with the North Laverton project.  The amount of the provision was based on calculations provided to the Company by Regis as project manager.

On August 27, 2008, the Company sold its entire interest in the Joint Venture and, as part of the sale, it was fully indemnified by Regis against any future rehabilitation liabilities which may arise from the exploration activities of the Joint Venture undertaken up until the date of sale.  This indemnification subsequently enabled the Company, during the year ended June 30, 2009, to fully reverse the provision of $94,987 in respect of such liabilities which had been recorded in the Company’s balance sheet as of June 30, 2008.

Item 4.C                          Corporate Structure

The table below shows the corporate structure of Genetic Technologies and its subsidiaries as of the date of this Annual Report:

Notes:             Frozen Puppies Dot Com Pty. Ltd. was acquired on July 22, 2008.

Genetic Technologies (Beijing) Limited was incorporated by the Company on December 25, 2008.

Genetic Technologies is the holding company of the group and is listed on the Australian Securities Exchange, under the code GTG and, via its ADRs, on the NASDAQ Global Market, under the ticker symbol GENE.

Item 4.D                          Property, Plant and Equipment

As of the date of this Report, the Company has executed five leases in respect of premises occupied by the Group.

Fitzroy, Victoria

GeneType Pty. Ltd., a wholly-owned subsidiary of the Company, rents the offices and laboratory premises which are located at 60-66 Hanover Street, Fitzroy, Victoria, Australia from Bankberg Pty. Ltd., a company associated with former Director and majority shareholder, Dr. Mervyn Jacobson.  The lease expires on June 30, 2011, with an option for renewal for another 10 years, at a current annual cost of approximately $460,000.  Effective November 1, 2009, the lease was assigned from GeneType Pty. Ltd. to Genetic Technologies Limited.  All other terms and conditions of the lease remain unchanged.

Beijing, China

Genetic Technologies (Beijing) Limited, another wholly-owned subsidiary, rents office and veterinary premises which are located in Beijing, China that were occupied by the Group since September 2008.  The lease, which expires on August 31, 2011, covers premises that are owned by Beijing Jiangrun Pet Resorts.  The annual rental cost is CNY120,000 (approximately $20,000).  Any extension of the lease at the end of the lease period will require the agreement of both parties.  Genetic Technologies (Beijing) Limited does not have an option to purchase the leased premises at the expiry of the lease period.

Devon Meadows, Victoria

Genetic Technologies Limited rents veterinary premises which are located in Devon Meadows, Victoria, Australia (a south eastern suburb of Melbourne) that were occupied by the Group since July 2009.  The lease, which expires on June 30, 2011, covers premises that are owned by Robert Watts and Ming Chen.  The annual rental cost is $15,600 in the first year, rising to $29,640 in the second year.  Any extension of the lease at the end of the lease period will require the agreement of both parties.  Genetic Technologies Limited does not have an option to purchase the leased premises at the expiry of the lease period.

Baulkham Hills, New South Wales

Genetic Technologies Limited rents veterinary premises which are located in Baulkham Hills, New South Wales, Australia (a northern suburb of Sydney) that were occupied by the Group since September 2009.  The lease, which expires on September 28, 2011, covers premises that are owned by The Animal Referral Hospital Pty. Ltd.  The annual rental cost is $25,000 in the first year, rising to $37,500 in the second year.  Any extension of the lease at the end of the lease period will require the agreement of both parties.  Genetic Technologies Limited does not have an option to purchase the leased premises at the expiry of the lease period.

Chuwar, Queensland

Genetic Technologies Limited rents veterinary premises which are located in Chuwar, Queensland, Australia (a western suburb of Brisbane) that were occupied by the Group since October 2009.  The lease, which expires on October 31, 2011, covers premises that are owned by the Karalee Karana Veterinary Surgery.  The annual rental cost is $15,600 in the first year, with inflation adjustments to occur in respect of the second year.  Any extension of the lease at the end of the lease period will require the agreement of both parties.  Genetic Technologies Limited does not have an option to purchase the leased premises at the expiry of the lease period.

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

On August 29, 2000, Duketon Goldfields Limited received shareholder approval to change its activities from a mining company to a biotechnology and genetics company on the acquisition of all the issued capital of GeneType AG of Switzerland.  Following the acquisition of GeneType AG, the new combination has been engaged in the researching, developing and commercialization of genetic concepts primarily related to our intron sequence patents and genomic mapping patents.  We are also the largest accredited paternity testing laboratory in Australia which GeneType has been operating since 1990.  Over the past seven years, the Company has granted licenses to its patents and expects to derive revenue from further licensing of its patents.  Prior to the merger with GeneType AG, the mining exploration activities had ceased and were being progressively disposed of by August 2000.  The company was basically an investment shell and following the completion of the merger the old shareholders of GeneType AG were in control of the company which formed the basis for treating the acquisition of GeneType AG as a reverse acquisition.

Development Stage Enterprise

Until 2002, we were a development stage enterprise.  We had been developing our technology that resulted in the granting of seven families of patents in the USA which we have now actively started to commercialize and enforce.  Since inception up to June 30, 2009, we have incurred $59,030,262 in accumulated operating losses.  Our losses have resulted principally from costs incurred in research and development and from general and administrative costs associated with our operations.  Refer to the Consolidated Statements of Operations in our attached financial statements.

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

The extent to which we continue to incur losses will, amongst other things, depend on the quantum of license fees received from the licensing of our patents, the amount of annuities and royalties we receive from past licenses, the success we have with respect to the commercialization of our research projects, the rate at which our new tests are taken up by our customers and generally the number of genetic tests we conduct.  We may not be able to license our technology successfully or ever achieve or sustain profitability.

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

Fiscal Year

As an Australian company, our fiscal, or financial, year ends on June 30 each year.  We produce audited consolidated accounts at the end of June each year and provide reviewed six-monthly accounts at the end of December each year, both of which are prepared under Australian Accounting Standards as issued by the Australian Accounting Standards Board and International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

Recent Accounting Pronouncements

In respect of the year ended June 30, 2009, the Group has assessed all new accounting standards mandatory for adoption during the current year, noting no new standards which would have a material affect on the disclosure in these financial statements.  There has been no affect on the profit and loss or the financial position of the Group.

Certain International Financial Reporting Standards and interpretations have been issued or amended that are not mandatory for the June 30, 2009 reporting period.  The assessment of the impact of these standards and interpretations which are considered to be of relevance to the Group in future reporting periods is set out below.

•                  IAS 1 (Revised): Presentation of Financial Statements and consequential amendments to other Australian Accounting Standards

IAS 1 (Revised) is applicable to annual reporting periods beginning on or after January 1, 2009.  IAS 1 (Revised) introduces a statement of comprehensive income.  Other revisions include impacts on the presentation of items in the statement of changes in equity, new presentation requirements for restatements or reclassifications of items in the financial statements, changes in the presentation requirements for dividends and changes to the titles of the financial statements.  These amendments are only expected to affect the presentation of the Group’s Financial Report and will not have a direct impact on the measurement and recognition of amounts disclosed in the Financial Report.  The Group has not determined at this stage whether to present a single statement of comprehensive income or two separate statements.

•                 IFRS 2 (Revised): Amendments to Australian Accounting Standard — Share-based Payments: Vesting Conditions and Cancellations

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

•                 Amendment to IAS 39 Financial Instruments: Recognition and measurement

IAS 39 Financial Instruments: Recognition and Measurement has been amended and must be applied retrospectively in accordance with IAS 8 Accounting Policies, Changes in Accounting Estimates and Error.  The amendment makes two significant changes.  It prohibits inflation as a hedgeable component of a fixed rate debt and prohibits the inclusion of time value in the one-side hedged risk when designating options as hedges.  The Group will apply the amended standard from July 1, 2009, if hedging activity is undertaken.

•                 Improvements to IFRSs

Certain improvements to IFRSs are applicable to annual reporting periods beginning on or after January 1, 2009 except for amendments to IFRS 5, which are effective from July 1, 2009.  The improvements project is an annual project that provides a mechanism for making non-urgent, but necessary, amendments to IFRSs.  The IASB has separated the amendments into two parts: Part 1 deals with changes the IASB has identified which result in accounting changes; whilst Part II deals with either terminology or editorial amendments that the IASB believes will have minimal impact.  The Group has not yet determined the extent of the impact of the amendments, if any.

•                 IAS 23 (Revised): Borrowing Costs and consequential amendments to other Australian Accounting Standards

IAS 23 (Revised) is applicable to annual reporting periods beginning on or after January 1, 2009.  These amendments to IAS 23 (Revised) require that all borrowing costs associated with a qualifying asset be capitalized.  There will be no impact on the Financial Report of the Group, as the Group does not have any borrowing costs.

•                 IFRS 3 (Revised): Business Combinations

IFRS 3 (Revised) is applicable to annual reporting periods beginning on or after July 1, 2009.  The revised standard introduces a number of changes to the accounting for business combinations, the most significant of which allows entities a choice for each business combination entered into - to measure a non-controlling interest (formerly a minority interest) in the acquiree either at its fair value or at its proportionate interest in the acquiree’s net assets.  This choice will effectively result in recognizing goodwill relating to 100% of the business (applying the fair value option) or recognizing goodwill relating to the percentage interest acquired.  The changes apply prospectively.  The Group will apply the revised standards prospectively to all business combinations and transactions with non-controlling interests from July 1, 2009.

•                 IAS 27 (Revised): Consolidated and Separate Financial Statements

IAS 27 (Revised) is applicable to annual reporting periods beginning on or after July 1, 2009.  Under the revised standard, a change in the ownership interest of a subsidiary (that does not result in loss of control) will be accounted for as an equity transaction.  If the Group changes its ownership interest in existing subsidiaries in the future, the change will be accounted for as an equity transaction.  This will have no impact on goodwill, nor will it give rise to a gain or a loss in the Group’s income statement.

•                 IFRS 7 (Revised): Financial Instruments: Disclosures

The amendments to IFRS 7 require enhanced disclosures about fair value measurements and liquidity risk.  In particular, the amendments:

(a)          clarify that the existing fair value disclosure requirements in IFRS 7 must be made separately for each class of financial instrument;

(b)         require disclosure of any change in a method for determining fair value and the reasons for the change;

(c)          introduce a three-level hierarchy for making fair value measurements, as follows:

•                  level 1 — quoted prices (unadjusted) in active markets for identical assets or liabilities;

•                  level 2 — inputs, other than quoted prices included within level 1, that are observable for the asset or liability; and

•                  level 3 — inputs for the asset or liability that are not based on observable market data (unobservable inputs);

(d)         require disclosure about the relative reliability of each fair value measurement in the statement of financial position;

(e)          clarify that the current maturity analysis for non-derivative financial instruments should include issued financial guarantee contracts; and

(f)            requires maturity analysis of derivative liabilities based on either how the entity manages the liquidity risk, or its contractual maturity if it is essential for an understanding of the timing of the cash flows (e.g. interest rate swap in a cash flow hedge or loan commitments).

IFRS 7 (Revised) is applicable to annual reporting periods beginning on or after January 1, 2009.  These amendments are only expected to affect the presentation of the Group’s Financial Report and will not have a direct impact on the measurement or recognition of the amounts disclosed in the Financial Report.

•                  IFRS 9 Financial Instruments

On November 12, 2009, the International Accounting Standards Board published the first phase of IFRS 9 Financial Instruments, the accounting standard that will eventually replace IAS 39 Financial Instruments: Recognition and Measurement and is applicable to annual reporting periods beginning on or after January 1, 2013.  The Standard introduces a number of significant changes in the classification and measurement of financial assets.  It requires that at initial recognition, all financial assets are measured at fair value (plus transaction costs for those items measured at amortised cost).  For subsequent measurement of debt instruments, the financial assets are classified as amortised cost or fair value on the basis of both the entity’s business model for managing the financial assets and the contractual cash flow characteristics of the financial assets.  Debt instruments may be subsequently measured at amortised cost if the asset is held within a business model whose objective is to hold the assets to collect the contractual cash flows and the contractual terms of the financial asset give rise, on specified dates, to cash flows that are solely payments of principal and interest on the principal amount.

The Standard also requires that all financial assets that are equity investments be measured at fair value either through Other Comprehensive Income (“OCI”) or profit and loss.  This is an irrevocable choice the entity makes by instrument unless the equity investments are held for trading, in which case they must be measured at fair value through profit and loss.  The Group has not yet determined the extent of the impact of this Standard, if any.

•                  IAS 27 (Revised): Cost of an Investment in a Subsidiary, Jointly Controlled Entity or Associate

IAS 27 (Revised) has been amended by deleting the “cost method” and requiring all dividends from a subsidiary, jointly controlled entity or associate to be recognized in profit or loss in an entity’s separate financial statements (i.e., parent company accounts).  The distinction between pre- and post-acquisition profits is no longer required.  However, the payment of such dividends requires the entity to consider whether there is an indicator of impairment.  IAS 27 (Revised) has also been amended to effectively allow the cost of an investment in a subsidiary, in limited reorganizations, to be based on the previous carrying amount of the subsidiary (that is, share of equity) rather than its fair value.  The application of these amendments will not have any material impact on the Financial Report of the Group and the parent entity.  However, if the Group enters into any group reorganization establishing new parent entities, an assessment will need to be made to determine if the reorganization meets the conditions imposed to be effectively accounted for on a “carry-over basis” rather than at fair value.  IAS 27 (Revised) is applicable to annual reporting periods beginning on or after July 1, 2009.

•                 Further amendments to IFRSs

The amendments to some Standards result in accounting changes for presentation, recognition or measurement purposes, while some amendments that relate to terminology and editorial changes are expected to have no or minimal effect on accounting except for the following:

(a)          The amendment to IAS 17 removes the specific guidance on classifying land as a lease so that only the general guidance remains.  Assessing land leases based on the general criteria may result in more land leases being classified as finance leases and if so, the type of asset which is to be recorded (intangible vs. property, plant and equipment) needs to be determined.

(b)         The amendment to IAS 1 stipulates that the terms of a liability that could result, at anytime, in its settlement by the issuance of equity instruments at the option of the counterparty do not affect its classification.

(c)          The amendment to IAS 7 explicitly states that only expenditure that results in a recognised asset can be classified as a cash flow from investing activities.

(d)         The amendment to IAS 18 provides additional guidance to determine whether an entity is acting as a principal or as an agent.  The features indicating an entity is acting as a principal are whether the entity:

•          has primary responsibility for providing the goods or service;

•          has inventory risk;

•          has discretion in establishing prices; and

•          bears the credit risk.

The above amendments are applicable to annual reporting periods beginning on or after January 1, 2010.  The Group has not yet determined the extent of the impact of these amendments, if any.

These are the only changes which are expected to be of relevance to the Group.

Critical Accounting Policies

(a)              Basis of preparation

This general purpose Financial Report has been prepared in accordance with Australian Accounting Standards, other authoritative pronouncements of the Australian Accounting Standards Board and the Corporations Act 2001.

Compliance with IFRS

The Financial Report complies with Australian Accounting Standards as issued by the Australian Accounting Standards Board and International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.

Historical cost convention

These financial statements have been prepared under the historical cost convention, as modified by the measurement of the available-for-sale investments at fair value.

Significant accounting estimates

The preparation of financial statements requires the use of certain critical accounting estimates.  It also requires Management to exercise its judgement in the process of applying the Group’s accounting policies.  The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the financial statements, are disclosed in Note 3 of the attached financial statements.

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

The functional currencies of the Company’s four overseas subsidiaries are as follows:

Gtech International Resources Limited — Canadian dollars (CAD)

Genetic Technologies (Beijing) Limited — Chinese yuan (CNY)

GeneType AG — Swiss francs (CHF)

GeneType Corporation — United States dollars (USD)

As of the reporting date, the assets and liabilities of these overseas subsidiaries are translated into the presentation currency of Genetic Technologies Limited at the rate of exchange ruling at the balance sheet date and the income statements are translated at the weighted average exchange rates for the period.  The exchange differences arising on the retranslation are taken directly to a separate component of equity.  On disposal of a foreign entity, the deferred cumulative amount recognized in equity relating to that particular foreign operation is recognized in the income statement.

(d)              Fair value estimation

The fair value of financial instruments that are not traded in an active market (for example, non-listed equity securities classified as available-for-sale investments) is determined using valuation techniques, including the last price at which shares were issued to third parties, where amounts are reliably measured.  The Group uses various methods and makes assumptions that are based on market conditions existing at each balance date.  Information including quoted market prices and details of recent capital raisings is used to determine fair value for these remaining financial instruments.  Available-for-sale investments are measured at approximate market value, in cases where fair value cannot be reliably determined.

The carrying values less impairment provisions of trade receivables are assumed to approximate their fair values due to their short-term nature.

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

(f)                Earnings per share

Basic EPS is calculated as the net loss attributable to members divided by the weighted average number of ordinary shares.

(g)             Revenue recognition

Revenues are recognized to the extent that it is probable that the economic benefits will flow to the entity and the revenues can be reliably measured.  Revenues are recognized at the fair value of the consideration received or receivable net of the amounts of Goods and Services Tax (GST).  The following specific recognition criteria must also be met before revenue is recognized:

Rendering of testing services

Revenues from the rendering of services are recognized when the services are provided and the fee for the services provided is recoverable.  Service arrangements are of short duration (in most cases less than three months).

License fees received

License fee income is recorded on the execution of a binding agreement where the Group has no future obligations, income is fixed and determinable, and collection is reasonably assured.  The Group does not grant refunds to its customers.  Refer also to Note 2(z).

Royalties and annuities received

The Group licenses the use of its patented genetic technologies.  Royalties and annuities arising from these licenses are recognized when earned in accordance with the substance of the agreement, in cases where no future performance is required by the Group and collection is reasonably assured.

Interest received

Revenue is recognized as the interest accrues using the effective interest method.  Interest charged on loans to related parties is charged on commercial and arm’s-length terms and conditions.

Research and development grants received

The Group receives non-refundable non-Government grants that assist it to fund specific research and development projects.  These grants generally provide for the reimbursement of approved costs incurred as defined in the various agreements.

(h)             Interest in joint venture operation

The Group’s interest in its joint venture operation is accounted for by recognising the Group’s assets and liabilities from the joint venture, as well as expenses incurred by the Group and the Group’s share of income earned from the joint venture, in the consolidated financial statements.

(i)                Change in Income Statement presentation

As a result of the Group’s increased focus on genetic testing services, the classification of revenues within the consolidated statement of income changed in fiscal 2009.  “License fees received” and “Royalties and annuities received” have been reclassified from “Operating revenue” to “Other revenue” for all years presented to reflect this change in Management’s operational focus.  In addition, a standard costing system was implemented effective July 1, 2008 which has allowed the Group to estimate “Costs of sales” and measure “Gross profit from operations” by calculating the direct labour and materials used in each of the genetic tests sold.  Although such a change in expense classification requires reclassification of prior year information, cost of sales information was not collected in prior periods in a way that allows the reclassification of prior year expenses.  Furthermore, changes in the Group’s overall cost structure in fiscal 2009 do not allow the use of 2009 cost of sales information as a basis for estimating fiscal 2008 and 2007 cost of sales information.  Therefore the Group has determined it is not practicable to recreate the information for use in presenting cost of sales and gross profit from operations for fiscal 2008 and 2007.  In the event that costs of sales were reclassified in prior years, “Gross profit from operations”, “Employee benefits expense” and “Genetic testing expenses” would be lower than currently reported.  Cost of sales information has also not been captured in respect of Frozen Puppies Dot Com Pty. Ltd., as the business was acquired during fiscal 2009, however, such information will be provided as from July 1, 2009.

(j)                Share-based payment transactions

The Group provides benefits to Group employees in the form of share-based payment transactions, whereby employees render services and receive rights over shares (“equity-settled transactions”).  There is currently an Employee Option Plan in place to provide these benefits to executives and employees and the cost of these transactions is measured by reference to the fair value at the date they are granted.  The fair value is determined by an external valuer using a Black-Scholes option pricing model.

In valuing equity-settled transactions, no account is taken of any non-market performance conditions.  The cost of equity-settled transactions is recognized, together with a corresponding increase in equity, over the period in which the relevant vesting conditions are fulfilled, ending on the date that the relevant employees become fully entitled to the award (“vesting date”).

The cumulative expense recognized for equity-settled transactions at each reporting date until vesting date reflects (i) the extent to which the vesting period has expired; and (ii) the number of awards that, in the opinion of the Directors of the Group, will ultimately vest.  This opinion is formed based on the best information available at balance date.

No expense is recognized for any awards that do not ultimately vest.  Where the terms of an equity-settled award are modified, as a minimum an expense is recognized as if the terms had not been modified.  In addition, an expense is recognized for any increase in the value of the transaction as a result of the modification, as measured at the date of modification.  Where an equity-settled award is cancelled, it is treated as if it had vested on the date of cancellation, and any expense not yet recognized for the award is recognized immediately.  However, if a new award is substituted for the cancelled award, and designated as a replacement award on the date that it is granted, the cancelled and new award are treated as if they were a modification of the original award, as described in the previous paragraph.  Where appropriate, the dilutive effect of outstanding options is reflected as additional share dilution in the computation of diluted earnings per share.  The Group’s policy is to treat the share options of terminated employees as forfeitures.

(k)            Income tax

The income tax expense or revenue for the period is the tax payable on the current period’s taxable income based on the national income tax rate for each jurisdiction adjusted by changes in deferred tax assets and liabilities attributable to temporary differences and unused tax losses.

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements.  However, the deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that, at the time of the transaction, affects neither accounting nor taxable profit or loss.  Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled.  Deferred tax assets are recognized for deductible temporary differences and unused tax losses only if it is probable that future taxable amounts will be available to utilise those temporary differences and losses.

Deferred tax liabilities and assets are not recognized for temporary differences between the carrying amount and tax bases of investments in controlled entities where the parent entity is able to control the timing of the reversal of the temporary differences and it is probable that the differences will not reverse in the foreseeable future.  Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets and liabilities and when the deferred tax balances relate to the same taxation authority.  Current tax assets and tax liabilities are offset where the entity has a legally enforceable right to offset and intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously.  Current and deferred tax balances attributable to amounts recognized directly in equity are also recognized directly in equity.

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

In addition to its own current and deferred tax amounts, Genetic Technologies Limited also recognizes the current tax liabilities (or assets) and the deferred tax assets arising from unused tax losses and unused tax credits assumed from subsidiaries in the tax consolidated group.

Assets or liabilities arising under tax funding agreements with the tax consolidated entities are recognized as amounts receivable from or payable to other entities in the Group.  Details about the tax funding agreement are disclosed in Note 7 of the attached financial statements.  Any difference between the amounts assumed and amounts receivable or payable under the tax funding agreements are recognized as a contribution to (or distribution from) wholly-owned tax subsidiaries.

(l)                Withholding tax

The Group generates revenues from the granting of licenses to parties resident in overseas countries.  Such revenues may be subject to the deduction of local withholding tax.  In certain cases, these revenues are paid to the Group without appropriate withholding tax having been deducted.  Accordingly, the Group recognizes a provision in respect of the Directors’ best estimate of the amounts which may be payable.

(m)          Other taxes

Revenues, expenses and assets are recognized net of the amount of Goods and Services Tax (GST) except where the GST incurred on a purchase of goods and services is not recoverable from the taxation authority, in which case the GST is recognized as part of the cost of acquisition of the asset or as part of the expense item as applicable; and receivables and payables are stated with the amount of GST included.  The net amount of GST recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the balance sheet.

Cash flows are included in the cash flow statement on a gross basis and the GST component of cash flows arising from investing and financing activities, which is recoverable from, or payable to, the taxation authority are classified as operating cash flows.  Commitments and contingencies are disclosed net of the amount of GST recoverable from, or payable to, the taxation authority.

(n)             Finance costs

Finance costs are recognized as an expense when incurred.

(o)              Cash and cash equivalents

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

(p)              Trade and other receivables

Trade receivables, which are non-interest bearing and generally have terms of between 30 to 90 days, are recognized and carried at original invoice amount less an allowance for any uncollectible amounts.  An allowance for doubtful debts is made when there is objective evidence that a receivable is impaired.  Such evidence includes an assessment of the debtor’s ability and willingness to pay the amount due.  The amount of the allowance/impairment loss is measured as the difference between the carrying amount of the trade receivables and the estimated future cash flows expected to be received from the relevant debtors.  Details regarding interest rate and credit risk of current receivables are disclosed in Note 36 of the attached financial statements.

(q)              Consumables

Consumables principally comprise laboratory and other supplies and are valued at the lower of cost and net realizable value.  Consumable costs are recognized as the purchase price of items from suppliers plus freight inwards and any applicable landing charges.  Costs are assigned on the basis of weighted average costs.

(r)              Restricted security deposits

Restricted security deposits include cash deposits held as security for the performance of certain contractual obligations.

(s)              Investments and other financial assets

All investments are initially recognized at cost, being the fair value of the consideration given plus directly attributable transaction costs.  Other investments, which are classified as available-for-sale, are measured at fair value if this can reliably be determined or at cost where fair value cannot be reliably determined.  Gains or losses on available-for-sale investments are recognized as a separate component of equity until the investment is sold, or otherwise disposed of, or until the investment is determined to be impaired, at which time the cumulative gain or loss previously reported in equity is included in the income statement.

Available-for-sale investments

Available-for-sale investments consist of investments in ordinary shares which have no fixed maturity date or coupon rate.  After initial recognition, available-for-sale securities are measured at fair value with gains or losses being recognized as a separate component of equity until such time as the investment is either derecognized or is determined to be impaired, at which time the cumulative gain or loss previously recognized in equity is recognized in profit or loss.  The fair values of investments that are actively traded in organised financial markets are determined by reference to the quoted market bid prices applicable as at the close of business on the balance sheet date.

The fair value of unlisted available-for-sale investments has been estimated using valuation techniques based on assumptions that are not supported by observable market prices or rates.  Management believes the estimated fair values (where reliably measured) resulting from the valuation techniques and recorded in the balance sheet are reasonable and the most appropriate at the balance sheet date.  Any related changes in fair values are directly recorded in equity.  Available-for-sale investments are measured at approximate market value, where fair value cannot be reliably determined.

(t)                Property, plant and equipment

Plant and equipment is stated at cost less accumulated depreciation and any impairment in value.  Depreciation is calculated on either a straight-line or diminishing value basis over the estimated useful life of the respective asset as follows:

Laboratory / veterinary equipment — 3 to 5 years

Computer equipment — 2 to 5 years

Office equipment — 2 to 5 years

Equipment under hire purchase — 3 years

Leasehold improvements — lease term, being between 4 and 10 years

Costs relating to day-to-day servicing of any item of property, plant and equipment, which may include the cost of small parts, are recognized in profit or loss as incurred.  The cost of replacing larger parts of some items of property, plant and equipment are capitalized when incurred and depreciated over the period until their next scheduled replacement.

(u)             Intangible assets

Patents

Patents held by the Group are used in the licensing, testing and research areas and are carried at cost and amortized on a straight-line basis over their useful lives, being from 5 to 10 years.  External costs incurred in filing and protecting patent applications, for which no future benefit is reasonably assured, are expensed as incurred.

Research and development costs

Costs relating to research and development activities are expensed as incurred.  An intangible asset arising from development expenditure on an internal project is recognized only when the Group can demonstrate the technical feasibility of completing the intangible asset so that it will be available for use or sale, its intention to complete and its ability to use or sell the asset, how the asset will generate future economic benefits, the availability of resources to complete the development and the ability to measure reliably the expenditure attributable to the intangible asset during its development.  To date, all development costs have been expensed as incurred as their recoverability cannot be regarded as assured.

(v)               Goodwill

Goodwill on acquisition is initially measured at cost, being the excess of the cost of the business combination over the acquirer’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities.  Following its initial recognition, goodwill is measured at cost less any accumulated impairment losses.  Goodwill is not amortized.

Goodwill is reviewed for impairment at each reporting date, or more frequently if events or changes in circumstances indicate that the carrying value may be impaired.  Impairment is determined by assessing the recoverable amount of the cash-generating unit to which the goodwill relates.  Where the recoverable amount of the cash-generating unit is less than the carrying amount, an impairment loss is recognized.

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

For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Group’s cash-generating units, or groups of cash-generating units, that are expected to benefit from the synergies of the combination, irrespective of whether other assets or liabilities of the Group are assigned to those units or groups of units.  Each unit or group of units to which the goodwill is so allocated represents the lowest level within the Group at which the goodwill is monitored for internal management purposes and is not larger than an operating segment in accordance with IFRS 8 Operating Segments.

(w)            Impairment of assets (other than goodwill)

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

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.  Impairment losses relating to operations are recognized in those expense categories consistent with the function of the impaired asset unless the asset is carried at its revalued amount (in which case the impairment loss is treated as a revaluation decrease).

An assessment is made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased.  If such indication exists, the recoverable amount is estimated.  A previously recognized impairment loss is reversed only if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized.  If so, the carrying amount of the asset is increased to its recoverable amount.  The increased amount cannot exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years.  Such reversal is recognized in profit or loss unless it reverses a decrement previously charged to equity, in which case the reversal is treated as a revaluation increase.  After such a reversal, the depreciation charge is adjusted in future periods to allocate the asset’s revised carrying amount, less any residual value, on a systematic basis over its remaining useful life.

(x)              Trade and other payables

Trade payables and other payables are carried at amortized cost and represent future liabilities for goods and services provided to the Group prior to the end of the financial year that are unpaid and arise when the Group becomes obliged to make future payments in respect of the purchase of these goods and services.  Trade payables and other payables generally have terms of between 30 and 60 days.

(y)              Leases and hire purchase agreements

Finance leases and hire purchase agreements, which transfer to the Group substantially all the risks and benefits incidental to ownership of the financed item, are capitalized at the inception of the lease at the fair value of the leased property or, if lower, at the present value of the minimum lease payments.

Lease and hire purchase payments are apportioned between finance charges and a reduction of the associated liability so as to achieve a constant rate of interest on the remaining balance of the liability.  Finance charges are recognized as an expense in profit or loss.  Capitalised leased assets and assets under hire purchase are depreciated over the shorter of the estimated useful life of the asset or the term of the agreement.  Leases where the lessor retains substantially all the risks and benefits of ownership of the asset are classified as operating leases.  Operating lease payments are recognized as an expense in the income statement on a straight-line basis over the lease term.

(z)              Deferred revenue

Genetic testing and reproductive services revenues

The Group operates facilities which provide genetic testing and reproductive services.  The Group recognizes revenue from the provision of these services when the services have been completed.  Fees received in advance of the testing process or reproductive service are deferred until such time as the Group completes its performance obligations.

License revenues and annuities

License revenues received in respect of future accounting periods are deferred until the Group has fulfilled its obligations under the terms of the agreement.  Where deferred revenue relates to a license agreement with a specific term but the Group has no future performance obligations, the revenue is recognized on a straight-line accruals basis over the term in accordance with the substance of the agreements.  Where revenue has been deferred because the Group has future performance obligations, revenue is recognized as the Group’s performance obligations are satisfied.  Any costs incurred relating to this future revenue are also deferred.

Where a licence agreement provides for the payment of regular annuities to the Group and the licensee has the right to terminate the agreement prior to the payment of those annuities with no penalty, the Group does not recognize revenue until such time as the associated cash payments are received, as it is not considered probable that the benefits of the transaction will flow to the Group until cash collection is made.  Where such annuities are paid in advance, the revenue is allocated on a pro-rata basis with the balance being reflected in the balance sheet as a deferred revenue liability.

Grant revenues

Grants are recognized when there is reasonable assurance that the grant will be received and all attaching conditions will be complied with.  When the grant relates to an expense item, it is recognized as income over the periods necessary to match the grant on a systematic basis to the costs that it is intended to compensate.  When the grant relates to an asset, the fair value is credited to a deferred income account and is released to the income statement over the expected useful life of the relevant asset by equal annual instalments.

(aa)        Provisions

Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.  Where the Group expects some or all of a provision to be reimbursed, the reimbursement is recognized as a separate asset but only when the reimbursement is virtually certain.  The expense relating to any provision is presented in the income statement net of any reimbursement.

If the effect of the time value of money is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.  Where discounting is used, the increase in the provision due to the passage of time is recognized as a finance cost.

(ab)        Employee benefits

Provision is made for employee benefits accumulated as a result of employees rendering services up to the reporting date.  These benefits include wages and salaries, annual leave and long service leave.  Liabilities arising in respect of wages and salaries, annual leave and any other employee benefits expected to be settled within twelve months of the reporting date are measured at their nominal amounts based on remuneration rates which are expected to be paid when the liability is settled.  All other employee benefit liabilities are measured at the present value of the estimated future cash outflow to be made in respect of services provided by employees up to the reporting date using the projected unit credit method.  Any unused sick leave is forfeited and not accumulated at year end.  Expenses for non-accumulating sick leave are recognized when the leave is taken during the year and are measured at rates paid or payable.

In determining the present value of future cash outflows, the market yield as at the reporting date on national government bonds, which have terms to maturity approximating the terms of the related liability, are used.  Employee benefits expenses and revenues arising in respect of wages and salaries, non-monetary benefits, annual leave, long service leave and other leave benefits and other types of employee benefits are recognized against profits on a net basis in their respective categories.

(ac)        Contributed equity

Issued and paid up capital is recognized at the fair value of the consideration received by the Group.  Any transaction costs arising on the issue of ordinary shares are recognized directly in equity as a deduction, net of tax, of the share proceeds received.  The Group has a share-based payment option plan under which options to subscribe for the Group’s shares have been granted to certain executives and other employees (refer Note 31 of the attached financial statements).

Comparison of the year ended June 30, 2009 to the year ended June 30, 2008

Revenues from operations

Our revenues from operations (which includes fees from the sale of genetic testing and reproductive services) increased by 37%, or $1,463,397, on the 2008 financial year.  The new business of reproductive services, which forms the basis of the business owned by Frozen Puppies Dot Com Pty. Ltd., contributed $782,803 to this increase.  Breast cancer testing (up $265,670), and canine disease testing and profiling (up $104,672) also contributed significantly to the increase.  However, we see promising increases in the volume of tests conducted in future periods as the number of facilities from which the Company will sell its tests grows in the 2010 financial year from two to six.  We expect this progress to continue as additional marketing initiatives continue to be introduced.  The income we earned from paternity and forensic testing remained stable during the 2009 financial year.  Revenues from operations principally form part of the Australian geographic segment.

License revenues

Our total license revenue generated for the 2009 financial year was $5,391,714, a decrease of 50% on the result from the previous year of $10,730,743.  The three new licenses granted were to GeneDX (Bio Reference Laboratories Inc.), Millennium Pharmaceuticals Inc., and TIB MOLBIOL Syntheselabor GmbH.   As with the 2008 financial year, we continued to receive income from the Applera settlement totaling $2,047,207, in the form of equipment and reagent credits, representing an increase of $990,072 on the previous year.  Included in the total license revenues is royalty and annuity income of $1,697,848, which increased by $784,815, or 86%, during 2009 as we did not receive a major payment during the previous year.  License revenues form part of the Australian geographic segment.

Grant income

Grant income increased by $159,726, or 89% in the financial year.  It included an additional milestone payment from Horticulture Australia Ltd. that became payable on the successful conclusion of the research and development project which the grant income was being used to fund.  Grant income forms part of the Australian geographic segment.

Interest income

Interest income decreased by $330,705, or 36%, over the 2008 financial year.  This is mainly due to the decrease in cash and cash equivalent balances by 39% over the same period and a significant fall in deposit interest rates as a result of the Global Financial Crisis.  As an example, the prime interest rate, as set by the Reserve Bank of Australia (Australia’s Central Bank) fell from 7.25% to 3.00% during this period.

Employee benefits expenses

Total employee benefits expenses for 2009 financial year decreased by $129,417 or 2%.  Apart from increases due to general inflation, this decrease was attributable to a change in accounting policy whereby $1,042,397 of employee-related expenses attributable to the testing department were transferred, for the first time, into the labor component of cost of sales.  This decrease was partially offset by increases in salaries and wages amounting to $446,038 as a result of additional staff being employed to operate the new veterinary facilities acquired as part of the integration of Frozen Puppies Dot Com Pty. Ltd.  The decrease was also partly attributable to a significant fall in the Group’s share based payments expense which resulted from the forfeiture of a large number of options following the departure of several senior Management personnel during the 2009 financial year.

Impairment losses and other write-downs

Overall, impairment losses decreased by $2,059,975, or 87%, from the preceding 2008 financial year.  During the 2009 financial year, the Company recognized an impairment loss of $245,959 in respect of the carrying value of the Company’s investment in certain unlisted shares.  The balance of the reduction related to bad debts either written off or provided for.  Importantly, unlike during the two preceding financial years, there were no impairment charges raised in respect of the Group’s extensive patent portfolio.

Genetic testing expenses

Genetic testing expenses decreased by $851,390, or 53%, during the 2009 financial year.  This fall was due mostly to the change in accounting policy in relation to the disclosure of cost of sales, as described above.  Reagents previously expensed directly at the time of purchase are now capitalized and then expensed as part of cost of sales after the test has been completed.

Contract research and trial expenses

Contract research and trial expenses incurred during the 2009 financial year of $1,209,260 remained in line with the previous year ($1,267,748) as the Company’s various research and development projects continued.  During the 2009 financial year, the final payment was made to the C.Y. O’Connor ERADE Village Foundation following the termination of the agreements on June 15, 2009.

Royalties, license fees and commissions paid

Royalties, license fees and commissions paid decreased by $534,836, or 60%, during the 2009 financial year.  The expense primarily relates to the payment of commissions to licensing contractors in respect of new licenses granted by the Company during the year.  As the amount of revenue generated from the granting of new licenses decreased over the year, so too, has the related expense.

Legal and patent fees

Legal and patent fees increased by $512,539, or 59%, during the 2009 financial year.  This increase was due to fees associated with the acquisition of Frozen Puppies Dot Com Pty. Ltd., the enforcement of the Company’s rights to conduct testing of the BRCA1 and BRCA2 genes, the lodging of new patent applications around the world and a general expansion of the Company’s businesses.

Administration expenses

Administration expenses increased by $465,456 or 55%, during the 2009 financial year due principally to higher audit and accounting fees.  This increase was, in turn, due to the fact that two year’s worth of audit fees in respect of the Company’s US reporting obligations fell into the 2009 financial year.

Marketing and promotion expenses

Marketing and promotion expenses increased by $51,082, or 23%, during the 2009 financial year.  This increase was due to the advertising incurred by the new reproductive services area of the business and the launch of a new range of DNA tests under the BITSA brand.

Comparison of the year ended June 30, 2008 to the year ended June 30, 2007

Revenues from operations

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

License revenues

Our total license revenue generated for the 2008 financial year was $10,730,743, a decrease of 5% on the previous year.  The majority of this revenue was generated from new licenses granted to a number of companies including Syngenta Crop Protection AG, Monsanto Company, GE Healthcare Bio-Sciences Corp., Biosearch Technologies Inc. and Prometheus Laboratories Inc.  As with the 2007 financial year, we continued to receive income from the Applera settlement ($1,057,135), in the form of equipment and reagent credits, representing a decrease of $84,951 on the previous year.  Included in the total license revenues is royalty and annuity income of $913,033, which fell by $1,745,962, or 65%, during 2008 as we had received a major payment.  License revenues form part of the Australian geographic segment.

Grant income

Grant income effectively fell by $136,488 in a year on year comparison which was due largely to a delay in receipt of the income due under the Export Market Development Grant which the Company hopes to receive during 2010.  Grant income forms part of the Australian geographic segment.

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

Contract research and trial expenses

Contract research and trial expenses incurred during the 2008 financial year of $1,267,748 remained in line with the previous year ($1,247,775) as the Company’s various research and development projects continued.

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

Item 5.B         Liquidity and Capital Resources

Summary

Our overall cash position depends on numerous factors, including the success of licensing our non-coding patents, the numbers of genetic tests processed by our laboratory, completion of our product research and development activities, ability to commercialize our products, market acceptance of our products and services and how we choose to commercially exploit our technology.  We expect to devote additional capital resources to the expansion of our licensing program on a worldwide basis, continue our research and development programs with a view to commercializing our technology in our target markets, hire and train additional staff, and acquire or make investments in businesses that are complementary to our existing business.  Each of these activities will inevitably involve the outflow of cash reserves.

During the years ended June 30, 2009, 2008 and 2007, we have incurred net losses of $7,841,073, $5,446,089 and $4,328,543, respectively.  We anticipate incurring additional one-off establishment costs during the next two years as we expand the number of facilities in which our services are offered, broaden the range of products we offer and increase the number of the markets in which they are sold and commercialize our three principle research and development projects.  The extent to which we will incur losses in future years depends largely on the success of the licensing of our non-coding technologies and the expansion of our genetic testing and reproductive services businesses.

Since inception, our operations have been financed primarily from capital contributions by our stockholders, proceeds from our licensing activities and revenues from operations, grants, and interest earned on the Company’s cash and cash equivalents.

During the year ended June 30, 2009, the Company incurred net cash out flows from operations of $4,923,491 whilst during the year ended June 30, 2008, the Company generated positive cash flows from operations of $422,770.  We believe that our cash and cash equivalents of approximately $7.83 million as of June 30, 2009, will provide us with sufficient capital to fund a base level of operations for the next eighteen months as from that date.  During this period, we expect to be able to continue to adequately fund our research and development activities, licensing program, product development and commercialization efforts and other operations.  Further, as the Company’s operations continue to expand, we anticipate that the revenues generated should assist the Company to once again achieve a cash positive result from operations.

Our net cash provided by / (used in) operating activities was $(4,923,491), $422,770 and $2,597,246 for the years ended June 30, 2009, 2008 and 2007, respectively.  Importantly, the Company generated positive net cash flows from operations for the first time in 2007 and again in 2008.  Cash used in operating activities for each period consisted primarily of losses incurred in operations reduced by depreciation and amortization expenses, exchange movements and unrealized profits and losses relating to investments.  In approximate order of magnitude, cash outflows typically consist of staff-related costs, service testing expenses, general and administrative expenses, research and development costs and legal/patent fees.

Our net cash provided by / (used in) investing activities was $(353,191), $(47,399) and $94,010 for the years ended June 30, 2009, 2008 and 2007, respectively.  Typically, cash used in investing activities related to the acquisition of laboratory equipment and, during the 2009 financial year, costs associated with the acquisition of Frozen Puppies Dot Com Pty. Ltd. in July 2008.  During the 2005 financial year, the establishment of the equipment finance facility described below reduced cash outflows for that year.  In addition, the agreement reached with Applera Corporation in December 2005 has provided us with significant credits for laboratory equipment and reagents produced by that company.

Our net cash (used in) financing activities was $(192,591), $(528,899) and $(502,505) for the years ended June 30, 2009, 2008 and 2007, respectively.  These outflows related to the repayment of hire purchase principal in respect of various items of laboratory equipment.

Apart from the purchase of laboratory equipment of $213,300 in 2009, $118,010 in 2008 and $158,699 in 2007 and the costs associated with the acquisition of Frozen Puppies Dot Com Pty. Ltd., we had no material capital expenditures for the years ended June 30, 2009, 2008 and 2007.

On January 14, 2005, the Company executed a Master Asset Finance Agreement with National Australia Bank Limited in respect of a $2.5 million asset hire purchase facility (the “Facility”).  As of June 30, 2009, the Company had financed the acquisition of laboratory equipment and associated maintenance contracts under the Facility with a total value of $2,235,732.  The use of this Facility enables the Company to better match the cost of the equipment with the future revenues to be generated from it in a cost-effective manner and minimizes the outflow of valuable cash.  Also as of June 30, 2009, the Group had breached one of the covenants of the Facility which governs the hire purchase agreements.  Subsequent to balance date, National Australia Bank Limited provided the Group with a letter waiving its right to take any further action in respect of the breach.  As a result of the breach, however, all liabilities in respect of the hire purchase agreements as of June 30, 2009 have been classified as current liabilities in the balance sheet.  There were no breaches of the Facility during the year ended June 30, 2008.

Future Cash Needs

We expect that operating expenses and, to a lesser extent, capital expenditures will be a material use of our cash resources in future.  As of June 30, 2009, we had cash and cash equivalents totaling approximately $7.83 million.  We believe that this working capital is sufficient for our anticipated needs for the next eighteen months as from that date.  We do not have any lines of credit apart from the equipment finance facility with National Australia Bank Limited and a nominal credit card facility with St. George Bank Limited which, as of June 30, 2009, had available credit of $147,000.  We anticipate generating additional cash in future years from our licensing activities and the continued expansion of our operational businesses.

Operating Leases

We are obligated under various operating leases for periods expiring through 2011.  Payments under non-cancelable operating lease arrangements for office premises, laboratory and veterinary facilities expire on various dates through to October 31, 2011, resulting in the lease commitments over that period which are stated in the following table.

The following is a schedule of future minimum lease payments for operating leases that had initial or remaining non-cancellable lease terms in excess of one year as of June 30, 2009:

Year ending June 30,
2010	$467,238
2011	478,120

Total minimum lease payments	$945,358

Rent expense totaling $395,592, $501,239 and $445,384 for the years ended June 30, 2009, 2008 and 2007, respectively, was paid to Bankberg Pty. Ltd., a company associated with former Director, Dr. Mervyn Jacobson.  In addition, during the year ended June 30, 2009, rent totaling $18,236 was paid to Beijing Jiangrun Pet Resorts.

The following is a schedule of future minimum hire purchase payments for equipment finance that had initial or remaining non-cancelable lease terms in excess of one year as of June 30, 2009:

Minimum hire purchase payments
Year ending 2010	$192,442
Year ending 2011	183,388
Year ending 2012	37,669

Total minimum hire purchase payments	$413,499
Less: future finance charges	(40,055)

Aggregate hire purchase expenditure contracted for as at reporting date	$373,444

Aggregate expenditure commitments comprise:
Current liability	$373,444
Non-current liability	—

Total expenditure commitments	$373,444

Item 5.C                          Research and Development, Patents and Licenses, etc.

Our principal business is biotechnology, with the emphasis on genomics and genetics, the licensing of the non-coding patents, reduction to practice of our fetal cell patents and expansion of the related service testing business.

The following table details historic R&D expenditure by project.  All projects are described at Item 4.B above.

	2009	2008	2007
	$	$	$

RareCellect	$709,725	$775,662	$1,081,101
ImmunAid	331,155	278,175	421,032
Nematode project	365,705	359,184	406,855
Research at C.Y. O’Connor (notes 1 and 2)	933,641	4,038,061	2,476,800
Addictive States (note 3)	—	—	52,113
Other general R&D	674,549	218,007	419,147

Total R&D expense	$3,014,775	$5,669,089	$4,857,048
Other expenditure	17,025,178	15,666,967	14,543,568

Total expenditure	$20,039,953	$21,336,056	$19,400,616

R&D as a % of total expenditure	15%	27%	25%

Notes:	1.	The figure for 2008 of $4,038,061 includes an impairment loss of $2,378,000. The figure for 2007 of $2,476,800 includes an impairment loss of $1,150,000.

	2.	Research at the C.Y. O’Connor ERADE Village Foundation was terminated during the 2009 financial year.

	3.	The addictive states project was terminated during the 2007 financial year.

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

The Direction of Genetic Testing

Further to the completed first phase of the Human Genome Project in mid-2001, and then the Mouse Genome Project in December 2002, there is now a greatly improved general understanding of gene structure, gene function and gene expression.  This is likely to lead to new genetic tests and new genetic treatments - perhaps even tailored to an individual’s unique genetic code.  DNA testing for forensic purposes has already been shown to be extremely reliable in matters of criminal justice, disputed paternity and family relationships.  Genetic testing will also be increasingly relied upon to assist with disease diagnosis, and also in the improved assessment disease risk factors.  In addition, genetic testing will be applied more and more to help identify specific animal and plant traits that are either desirable or undesirable, in order to help breeders better select their future seed stock.  We believe the demand for an expansion of genetic testing will continue to grow in the coming years.

Item 5E.                            Off-balance sheet arrangements

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

Item 5F.                            Information about Contractual Obligations

The table below shows the contractual obligations and commercial commitments as of June 30, 2009:

	0-1 year	>1-<3 years	>3-<5 years	>5 years

Minimum research and development payments	$237,500	$140,750	$—	$—

Operating lease commitments	$467,238	$478,120	$—	$—

Hire purchase commitments	$192,442	$221,057	$—	$—

The Company’s purchase obligations are in respect of its subcontracted research and development activities and equipment purchases.

Item 6.            Directors, Senior Management and Employees

Item 6.A         Directors and Senior Management

The Directors of the Company as of the date of this Annual Report are:

Sidney C. Hack, CPA (Chairman)

In office from November 19, 2008 up to the date of this Report

Mr. Hack, 71, was appointed as a Director on November 19, 2008 and was appointed as the Company’s Chairman of the Board on November 25, 2009.  He also serves as Chairman of both the Company’s Audit Committee and its Corporate Governance Committee.  He is a Certified Practising Accountant and Registered Company Auditor and retired in 2006 after serving 30 years as a senior partner of Hack Anderson & Thomas, Chartered Accountants.  Mr. Hack has extensive experience in large company audits, financial planning and taxation and has served on various other Boards during his career.

Tommaso Bonvino, FAICD (Non-Executive)

In office from November 25, 2009 up to the date of this Report

Mr. Bonvino, 49, was appointed to the Board on November 25, 2009.  He also serves on the Company’s Corporate Governance Committee.  He has over 27 years experience in consumer marketing and product development and has managed companies for various Italian, Spanish and French firms, distributing and marketing goods throughout South-East Asia.  He has established strong bilateral trade relationships between Australian and European companies in the technology and consumer goods sectors.  Mr. Bonvino was the former Chief Executive Officer of IM Medical Ltd., an ASX-listed company committed to the use of innovative technology to promote health and well being, spearheading the strategic review which led to significant expansion of the IM Medical business.  He also spent time as a Board member of the Italian Chamber of Commerce from 2001 to March 2009, spending the last four years as Vice President.

Dr. Malcolm R. Brandon, BSc Agr, PhD (Non-Executive)

In office from October 5, 2009 up to the date of this Report

Dr. Brandon, 62, was appointed to the Board on October 5, 2009 and also serves on the Company’s Audit Committee.  He has spent his career in the biotech and life sciences sector where he has over 35 years experience in commercially focused research and development and in building successful companies which have commercialized a wide range of Australian and international technologies.  As the founding director of the Centre for Animal Biotechnology, Dr. Brandon was also responsible for fund raising and the development of many important agricultural technologies and products.  He was co-founder and Director of Stem Cell Sciences Ltd. and Smart Drug Systems Inc. and is currently the Managing Director of genetics and artificial animal breeding company Clone International which uses cloning technologies to breed elite cattle, sheep and horses and to preserve the genetics of elite animals.

Huw D. Jones, BSc (Hons), MBA, MAICD (Non-Executive)

In office from 19 November 2008 up to the date of this Report

Mr. Jones, 46, was appointed to the Board on November 19, 2008.  He also serves as a member of the Company’s Audit Committee and its Corporate Governance Committee and is currently Executive Director and Chief Executive Officer of Aeris Environmental Ltd., an ASX-listed environmental services company focused on the removal of biological contamination in food cold storage, air-conditioning and commercial water systems.  Prior to joining Aeris, he was Managing Director of Datex-Ohmeda Australasia (now part of GE Healthcare).

During the 2009 financial year, Mr. Henry Bosch AO, Mr. John Dawkins AO, Dr. Leanne Rowe AM, Mr. David Carruthers and Mr. Michael Ohanessian also served as Directors of the Company until their removal on November 19, 2008 at the Company’s 2008 Annual General Meeting.  Also during the 2009 year, Dr. Mervyn Jacobson also served as a Director of the Company until his resignation on December 12, 2008.

Senior Management

We have a professional team of qualified and experienced research and development scientists and technicians.  The Company currently has 65 full-time-equivalent employees, of which five have PhD qualifications.  The members of Senior Management, and a brief summary of their relevant experience, is as follows:

Dr. Paul D.R. MacLeman, BVSc, MBA, Grad Dip Tech Mgt, Grad Cert Eng, FAICD (Chief Executive Officer)

Dr. MacLeman, 43, was appointed as Chief Executive Officer on May 4, 2009.  He is a registered veterinary surgeon and holds additional qualifications including an MBA (MGSM), Grad Dip Tech Mgt, Grad Cert Eng and is a member of the AICD.  He is the current Chairman of the Ausbiotech Agricultural, Environmental and Industrial Advisory Committee and was most recently Chief Executive Officer of Hatchtech Pty. Limited where he led the company from research through to international Phase II human clinical trials.  Dr. MacLeman was responsible for opening up animal health and agricultural opportunities, climaxing in an agreement with one of the top three global chemicals companies.  Prior to this, he was Chief Operating Officer of Imugene Ltd. and Vice President at Agenix Ltd.  Dr. MacLeman has also previously founded life sciences start-ups and worked in investment banking focusing on the analysis and financing of technology companies.

Thomas G. Howitt, BCom, ACA, FTIA, ACIS, AICPA (Chief Financial Officer and Company Secretary)

Mr. Howitt, 45, was appointed as the Group’s first full-time Chief Financial Officer in June 2004 and as Company Secretary in June 2005.  During his 20-plus year career, he has served as CFO and Company Secretary for a number of companies, listed on both the ASX and foreign stock exchanges.  His wide experience covers all facets of financial management and control across a variety of industries, including resources and technology (domestic and international), having been instrumental in the successful development, patenting and commercialisation of several innovative technologies.  He has played key roles in the raising of bank debt and equity capital and the management of complex due diligence programs and has worked as a senior Taxation Consultant for Ernst & Young and in the investment banking industry.  He also serves as President of the Company’s Canadian-listed subsidiary, Gtech International Resources Limited.

Alison J. Mew, MSc Hons (Chief Operating Officer)

Ms. Mew, 51, was appointed as the Group’s Chief Operating Officer on August 31, 2009.  Prior to joining the Group, she had extensive experience in the bio-pharmaceutical industry in operations management roles - both in Australia and overseas.  Her most recent corporate experience was 13 years with CSL Ltd., in senior executive positions across the Animal Health, Biosciences and Pharmaceutical Divisions - managing vaccines, diagnostics and other biologicals manufacture.  Just prior to joining Genetic Technologies Limited, Ms. Mew spent three years providing consulting services in both operational and strategic management areas to both local and international organizations.

Dr. David J. Sparling BVSc Hons, LLB (Hons), Grad Dip Corp Governance (Vice President Legal and Corporate Development)

Dr. Sparling, 37, was appointed as the Group’s first Vice President Legal and Corporate Development on October 26, 2009.  He is an experienced corporate development executive who has been appointed to drive M&A, expansion and strategy development.  Dr. Sparling’s expertise includes: senior executive management, intellectual property maintenance and defence, licensing, corporate governance, corporate finance and strategic planning.  His experience extends to both pharmaceutical and diagnostic applications; in both human and animal health.  Prior to joining the Group, Dr. Sparling was chief operating officer for Solbec Pharmaceuticals Ltd., a publicly listed bio-pharmaceutical company based in Perth, Western Australia.  Dr. Sparling is also currently a director of Solbec Pharmaceuticals.  Prior to this, he was Commercial Counsel for Agenix Limited, a listed biotechnology company in Queensland.

Gregory J. McPherson BA, BBus (Vice President Sales and Marketing)

Mr. McPherson, 45, was appointed as the Group’s first Vice President Sales and Marketing on July 20, 2009.  He brings over 20 years experience in developing both retail and consumer businesses in Australia and the Asian region, including the development of new retail formats and multi-media campaigns for chains such as Mitre 10, Spotlight and Symbion Health.  There, his expertise in multi-site customer operations translated strategy into broad line management accountability.  Overseas assignments in Asia for Whirlpool Corporation included setting up Joint Ventures in China and India and Pan-Asian supplier negotiations.  Whilst working in Australia, he assisted in the development of manufacturer/wholesalers such as Electrolux, Whirlpool and Brivis/Carrier, where he implemented advanced measurement and process improvement techniques directly increasing profitability and shareholder value.

Catherine M. Barclay, BA, PGDipHRM (General Manager - Human Resources)

Mrs. Barclay, 42, was appointed as General Manager - Human Resources on December 3, 2007.  During her 20 year career,   she has served in a variety of management roles, including managing human resources, customer service and accounting support functions, in both Australia and New Zealand.  Her experience covers all aspects of human resources including organizational development, employee and industrial relations, change management and development and implementation of human resources policies and processes.  She has been responsible from a human resources perspective for acquisitions and divestitures and has played a key role in developing corporate HR strategy whilst working for AXA Asia Pacific Holdings Ltd.

Item 6.B                          Compensation

Details of the nature and amount of each major element of the compensation of each director of the Company and each of the named officers of the Company and its subsidiaries, for services in all capacities during the financial year ended June 30, 2009 are listed below.  All figures are stated in Australian dollars (AUD).

Name and title of		Short-term		Post-employment	Long-term	Share-based
Directors	Year	Salary/fees	Other	Superannuation	Long service leave	Options	Totals
		$	$	$	$	$	$
Fred Bart	2009	62,324	—	5,609	—	—	67,933
Non-Executive Chairman	2008	42,282	—	3,805	—	—	46,087

Sidney C. Hack (note 1)	2009	—	—	33,583	—	—	33,583
Non-Executive Director	2008	—	—	—	—	—	—

Huw D. Jones (note 2)	2009	30,810	—	2,773	—	—	33,583
Non-Executive Director	2008	—	—	—	—	—	—

Henry Bosch AO (note 3)	2009	57,981	—	—	—	—	57,981
Ex. Non-Executive Chairman	2008	126,846	—	—	—	12,921	139,767

David Carruthers (note 3)	2009	19,327	—	1,739	—	—	21,066
Ex. Non-Executive Director	2008	50,000	—	4,500	—	—	54,500

John S. Dawkins AO (note 3)	2009	19,327	—	1,739	—	—	21,066
Ex. Non-Executive Director	2008	42,282	—	3,805	—	12,921	59,008

Dr. Mervyn Jacobson (note 4)	2009	22,724	—	—	—	—	22,724
Ex. Non-Executive Director	2008	138,461	—	—	—	—	138,461

Dr. Leanne Rowe AM (note 3)	2009	—	—	21,066	—	—	21,066
Ex. Non-Executive Director	2008	—	—	11,353	—	—	11,353

Sub-totals for Directors	2009	212,493	—	66,509	—	—	279,002
	2008	399,871	—	23,463	—	25,842	449,176

Executives

Dr. Paul D.R. MacLeman (note 5)	2009	35,821	—	3,224	—	—	39,045
Chief Executive Officer	2008	—	—	—	—	—	—

Thomas G. Howitt (notes 6, 7)	2009	214,000	55,000	24,210	7,863	28,083	329,156
Chief Financial Officer and Company Secretary	2008	200,000	35,000	21,150	4,403	30,759	291,312

M. Luisa Ashdown (notes 8,9)	2009	141,440	5,000	13,180	4,628	5,880	170,128
Int. Chief Operating Officer	2008	—	—	—	—	—	—

Michael B. Ohanessian (notes 10, 11, 12)	2009	183,616	345,000	39,466	(356)	(68,175)	499,551
Ex. Chief Executive Officer	2008	239,252	—	20,769	356	68,175	328,552

Ross Barrow (note 13, 14)	2009	115,821	—	11,337	—	—	127,158
Ex. Chief Operating Officer	2008	54,006	—	4,860	—	—	58,866

Dr. Gary Cobon (notes 15, 16)	2009	—	—	—	—	—	—
Ex. Chief Operating Officer	2008	66,047	82,500	74,619	—	—	223,166

Sub-totals for Executives	2009	690,698	405,000	91,417	12,135	(34,212)	1,165,038
	2008	559,305	117,500	121,398	4,759	98,934	901,896

Total remuneration of	2009	903,191	405,000	157,926	12,135	(34,212)	1,444,040
Key Management Personnel	2008	959,176	117,500	144,861	4,759	124,776	1,351,072

Note:         The Company and the Group had only five Executives, as defined, during the year ended June 30, 2009.

The column above entitled “Other” of $405,000 (2008: $117,500) comprises termination benefits of $345,000 (2008: $82,500), bonuses of $60,000 (2008: $35,000) (refer notes below).

The details of those Executives nominated as Key Management Personnel under section 300A of the Corporations Act 2001 have been disclosed in this Report.  No other employees of the Company meet the definition of “Key Management Personnel” as defined in IAS 24 Related Party Disclosures, or “senior manager” as defined in the Corporations Act 2001.

Notes:

1.                   Mr. Hack was appointed as a Director of the Company on November 19, 2008.

2.                   Mr. Jones was appointed as a Director of the Company on November 19, 2008.

3.                   Messrs. Bosch, Carruthers, Dawkins and Dr. Rowe were removed as Directors of the Company on November 19, 2008.

4.                   Dr. Jacobson resigned as a Director of the Company on December 12, 2008.

5.                   Dr. MacLeman was appointed as Chief Executive Officer of the Company on May 4, 2009.

6.                   Mr. Howitt served as Interim Chief Executive Officer of the Company from December 17, 2008 until May 3, 2009.

7.                   During the year ended June 30, 2009, Mr. Howitt received an STI payment of $40,000 in respect of the prior year and an additional payment of $15,000 in recognition of his acting as Interim Chief Executive Officer during the year.

8.                   Ms. Ashdown was appointed as Interim Chief Operating Officer of the Company on January 7, 2009.  She was not classified as part of Key Management Personnel during the year ended June 30, 2008.

9.                   During the year ended June 30, 2009, Ms. Ashdown received an additional payment of $5,000 in recognition of her acting as Interim Chief Operating Officer during the year.

10.             Mr. Ohanessian was removed as a Director and as Chief Executive Officer of the Company on November 19, 2008.

11.             During the year ended June 30, 2009, Mr. Ohanessian received $345,000 in respect of a termination benefit and $30,000 in respect of a motor vehicle allowance.

12.             The share-based payments credit attributable to Mr. Ohanessian during the year ended June 30, 2009 arose from the forfeiture of his options following his removal as Chief Executive Officer of the Company on November 19, 2008.

13.             Mr. Barrow was appointed as the Company’s Chief Operating Officer on April 14, 2008.

14.             Mr. Barrow resigned as the Company’s Chief Operating Officer on December 31, 2008.

15.             Dr. Cobon resigned as the Company’s Chief Operating Officer on March 28, 2008.

16.             During the year ended June 30, 2008, Dr. Cobon received $82,500 in respect of a termination benefit.

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

Options

We introduced a Staff Share Plan on November 30, 2001.  On November 19, 2008, the shareholders of the Company approved the introduction of a new Employee Option Plan.  Collectively, these Plans establish the eligibility of our employees and those of any subsidiaries, and of consultants and independent contractors to a participating company who are declared by the Board to be eligible, to participate.  Broadly speaking, the respective Plans permits us, at the discretion of the Board, to issue traditional options (with an exercise price).  The Plans conform with the IFSA Executive Share and Option Scheme Guidelines and, where participation is to be made available to staff who reside outside Australia, there may have to be modifications to the terms of grant to meet or better comply with local laws or practice.

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

There are currently two executives and eleven employees who have been granted options under the Plans.  Options issued under the Plan carry no rights to dividends and no voting rights.

Options issued under the Plans during the following financial years are as follows:

Year ended June 30, 2007:

There were no options granted during the year ended June 30, 2007.

A total of 1,175,000 of the options issued under the Plans were forfeited during the year ended June 30, 2007 and a further 1,525,000 options were cancelled.

Year ended June 30, 2008:

Grant date	Expiry date	Number granted	Exercise price

September 24, 2007	September 24, 2012	3,650,602	$0.17
October 23, 2007	October 23, 2012	3,500,000	$0.22
June 30, 2008	June 30, 2013	1,000,000	$0.13
	Total	8,150,602

On September 24, 2007, we issued 3,650,602 options under the Plan to Michael Ohanessian, our former Chief Executive Officer.  These options, which were subsequently forfeited during the year ended June 30, 2009, were exercisable at $0.17.  On October 23, 2007, we issued 3,500,000 new options under the Plans to a number of employees.  These options are exercisable at $0.22 and expire on October 23, 2012.  The remaining 1,000,000 options were issued to Ross Barrow, our former Chief Operating Officer.  These options, which were also subsequently forfeited during the year ended June 30, 2009, were exercisable at $0.13.  A total of 2,900,000 options were forfeited during the year ended June 30, 2008 and a further 6,052,500 options that had been issued under the Plans were cancelled.

Year ended June 30, 2009:

There were no options granted during the year ended June 30, 2009.

A total of 5,700,602 of the options issued under the Plan were forfeited during the year ended June 30, 2009 and a further 1,075,000 options were cancelled.

As of the date of this Annual Report, there was a total of 4,400,000 options outstanding.

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

Options granted under the Plans carry no rights to dividends and no voting rights.  In accordance with the terms of the Plans, options granted prior to June 2007 generally vest on the basis of 25% per annum and can be exercised at any time after vesting to the date of their expiry.  The options generally have an expiry date of six years from the date of grant.  Options granted after July 2007, generally vest on the basis of 100% after three years from the date of grant and can be exercised at any time after vesting to the date of their expiry.  These later options generally have an expiry date of five years from the date of grant.

During the years ended June 30, 2009, 2008 and 2007, the Company recorded a share-based payments (credit)/expense in respect of the options granted of $(43,497), $164,533 and $257,906, respectively.

The following is additional information relating to the options granted under the respective Plans as of June 30, 2009:

	Options outstanding			Options exercisable
Range of exercise prices	Number of options	Weighted average exercise price	Remaining weighted average contractual life (years)	Number of options	Weighted average exercise price
$0.21 - $0.30	2,400,000	$0.22	3.32	—	N/A
$0.31 - $0.40	150,000	$0.40	2.92	112,500	$0.40
$0.41 - $0.50	1,400,000	$0.47	1.31	1,312,500	$0.47
$0.51 - $0.60	450,000	$0.54	1.47	387,500	$0.55
	4,400,000	$0.34	2.48	1,812,500	$0.48

The following is additional information relating to the options granted under the respective Plans as of June 30, 2008:

	Options outstanding			Options exercisable
Range of exercise prices	Number of options	Weighted average exercise price	Remaining weighted average contractual life (years)	Number of options	Weighted average exercise price
$0.11 - $0.20	4,650,602	$0.16	4.62	—	N/A
$0.21 - $0.30	2,800,000	$0.22	4.32	—	N/A
$0.31 - $0.40	625,000	$0.39	3.07	400,000	$0.39
$0.41 - $0.50	2,650,000	$0.46	1.94	2,112,500	$0.46
$0.51 - $0.60	450,000	$0.54	0.47	325,000	$0.53
	11,175,602	$0.27	3.73	2,837,500	$0.46

The following is additional information relating to the options granted under the respective Plans as of June 30, 2007:

	Options outstanding			Options exercisable
Range of exercise prices	Number of options	Weighted average exercise price	Remaining weighted average contractual life (years)	Number of options	Weighted average exercise price
$0.31 - $0.40	875,000	$0.40	4.32	350,000	$0.39
$0.41 - $0.50	4,652,500	$0.46	2.87	2,827,500	$0.47
$0.51 - $0.60	3,950,000	$0.55	2.48	2,900,000	$0.56
$0.61 - $0.70	2,500,000	$0.61	0.42	2,500,000	$0.61
	11,977,500	$0.52	2.34	8,577,500	$0.54

The fair value for the options issued to employees was estimated at the date of grant using a Black-Scholes option-pricing model with the following weighted-average assumptions for June 30:

		June 30,
	2009	2008	2007
Risk Free Interest Rate	N/A	5.99% to 6.50%	N/A
Expected Dividend Yield	N/A	—	N/A
Historic and Expected Volatility	N/A	75%	N/A
Option Exercise Prices	N/A	$0.17 to $0.22	N/A
Weighted Average Exercise Price	N/A	$0.19	N/A
Expected Lives	N/A	3 to 5 years	N/A

No options were granted during the years ended June 30, 2009 and June 30, 2007.

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

The Board meets to discuss business regularly throughout the year, with additional meetings being held when circumstances warrant.  Included in the table below are details of the meetings of the Board and the committees of the Board that were held during the 2009 financial year.

			Sub-committees of the Board
	Directors’ meetings		Audit		Corporate Governance
Name of Director	Eligible	Attended	Eligible	Attended	Eligible	Attended
Fred Bart	17	16	3	3	—	—
Sidney C. Hack (note 1)	9	9	3	3	—	—
Huw D. Jones (note 1)	9	9	3	3	—	—
Henry Bosch AO (note 2)	7	7	3	3	1	1
David Carruthers (note 2)	7	7	3	3	—	—
John S. Dawkins AO (note 2)	7	7	3	1	—	—
Dr. Mervyn Jacobson (note 3)	11	10	—	—	1	1
Michael B. Ohanessian (note 2)	7	6	—	—	1	1
Dr. Leanne Rowe AM (note 2)	7	7	—	—	—	—

Notes:

1.          Messrs. Hack and Jones were appointed as Directors of the Company on November 19, 2008.

2.          Messrs. Bosch, Carruthers, Dawkins, Ohanessian and Dr. Rowe were removed as Directors of the Company on November 19, 2008.

3.          Dr. Jacobson resigned as a Director of the Company on December 12, 2008.

4.          In accordance with the Charter, the auditor attended five meetings of the Audit Committee at the request of the Committee.

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

The individuals who served as members of these Committees during the financial year were:

	Audit Committee	Corporate Governance Committee
Name of Member	Period served	Period served
Fred Bart	November 19, 2008 to June 30, 2009	Not applicable
Sidney C. Hack (note 1)	November 19, 2008 to June 30, 2009	November 19, 2008 to June 30, 2009
Huw D. Jones	November 19, 2008 to June 30, 2009	December 12, 2008 to June 30, 2009
Henry Bosch AO (note 2)	July 1, 2008 to November 19, 2008	July 1, 2008 to November 19, 2008
David Carruthers (note 3)	July 1, 2008 to November 19, 2008	Not applicable
John S. Dawkins AO	July 1, 2008 to November 19, 2008	July 1, 2008 to November 19, 2008
Dr. Mervyn Jacobson (note 4)	Not applicable	July 1, 2008 to December 12, 2008
Michael B. Ohanessian	Not applicable	July 1, 2008 to November 19, 2008
Dr. Leanne Rowe AM	Not applicable	Not applicable

Notes:

1.          Mr. Hack served as the Chairman of the Audit Committee from November 19, 2008 to June 30, 2009.  He also served as the Chairman of the Corporate Governance Committee from December 12, 2008 to June 30, 2009.

2.          Mr. Bosch served as the Chairman of the Corporate Governance Committee from July 1, 2008 to November 19, 2008.

3.          Mr. Carruthers served as the Chairman of the Audit Committee from July 1, 2008 to November 19, 2008.

4.          Dr. Jacobson served as the Chairman of the Corporate Governance Committee from November 19, 2008 to December 12, 2008.

As of the date of this Annual Report, the members of the Audit Committee were:

Sidney C. Hack (Chairman)

Dr. Malcolm R. Brandon

Huw D. Jones

During the 2005 financial year, the Board established a Nomination and Remuneration Committee, which meets to ensure that the Board continues to operate within the established guidelines including selecting candidates for the position of Director.  During the 2006 financial year, the role of the Committee was expanded to include matters related to the Company’s Corporate Governance affairs and its name changed to the Corporate Governance Committee to reflect that additional role.  The members of the Committee have the right to appoint an independent consultant to attend meetings of the Committee, as appropriate.

As of the date of this Annual Report, the members of the Corporate Governance Committee were:

Sidney C. Hack (Chairman)

Tommaso Bonvino

Huw D. Jones

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

Compensation of Officers:  We follow home country practice rather than NASDAQ’s requirement in Marketplace Rule 4350(c)(3) that chief executive compensation be determined or recommended to the Board by the majority of independent directors or a compensation committee of independent directors.  Similarly, compensation of other officers is not determined or recommended to the Board by a majority of the independent directors or a compensation committee comprised solely of independent directors.  These decisions are made by our corporate governance committee which is comprised of a majority of independent directors.  The ASX does not have a requirement that each listed issuer have a remuneration committee or otherwise follow the procedures embodied in NASDAQ’s Marketplace Rule.  Furthermore, no law, rule or regulation of the ASIC has such a requirement nor does the applicable corporate law legislation.  Such home country practices are not prohibited by the laws of Australia.

Nomination:  We follow home country practice rather than NASDAQ’s requirement in Marketplace Rule 4350(c)(4) that director nominees be selected or recommended by a majority of the independent directors or by a nominations committee (in our case, the Corporate Governance Committee) comprised of independent directors.  These decisions are made by our corporate governance committee which is comprised of a majority of independent directors.  The ASX does not have a requirement that each listed issuer have a nominations committee or otherwise follow the procedures embodied in NASDAQ’s Marketplace Rule.  Furthermore, no law, rule or regulation of the ASIC has such a requirement nor does the applicable corporate law legislation.  Accordingly, selections or recommendations of director nominees by a committee that is not comprised of a majority of directors that are not independent is not prohibited by the laws of Australia.

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

Item 6.D         Employees

The Company currently employs 65 full-time equivalent employees.  The number of full-time equivalent employees as of the end of each respective financial year ended June 30 are as follows:

2009	65
2008	60
2007	54

Item 6.E         Share Ownership

The relevant interest of each director in the share capital of the Company as notified by the directors to the Australian Securities Exchange in accordance with section 205G(1) of the Corporations Act 2001 as of the date of this Annual Report is as follows:

Director	Ordinary shares	Percentage of Capital held
Sidney C. Hack	—	N/A
Tommaso Bonvino	—	N/A
Dr. Malcolm R. Brandon	—	N/A
Huw D. Jones	—	N/A

Notes:             As of the date of this Annual Report, no options over Ordinary Shares are held by the Directors.

In addition to the above, Ms. Luisa Ashdown (a member of Key Management Personnel during the year ended June 30, 2009), owned 622,045 Ordinary Shares as of the date of this Annual Report, representing 0.17% of the Company’s total issued capital.

Item 7.                                   Major Shareholders and Related Party Transactions

Item 7.A                          Major Shareholders

The table below sets forth the beneficial owners of 5% or more of our voting securities as of the date of this Annual Report:

Name	Number of Ordinary Shares held	Percentage of Capital held

Dr. Mervyn Jacobson	150,931,900 (note 1)	40.29%

Fred Bart	25,642,364 (note 2)	6.84%

Notes:	1. includes shares held by Mervyn Jacobson ApS and JGT ApS.

2. includes shares held by Security & Equity Resources Limited

The number of Ordinary Shares on issue in Genetic Technologies as of the date of this Annual Report was 374,644,801.  The number of holders of Ordinary Shares in Genetic Technologies as of the date of this Annual Report was approximately 2,970.

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

Item 7.B                          Related Party Transactions

During the year ended June 30, 2009:

•                  GeneType Pty. Ltd., a subsidiary, paid a total of $529,234 (2008: $501,239; 2007: $445,384) to Bankberg Pty. Ltd., a company associated with a former Director and majority shareholder of the Company, Dr. Mervyn Jacobson, for rent and its share of body corporate expenses in respect of the office and laboratory premises in Fitzroy, Victoria that are leased by the Group.  As of June 30, 2009, a dispute existed between the Company and Bankberg Pty. Ltd. in relation to amounts receivable from the landlord in respect of the premises leased by the Company in Fitzroy.  On July 28, 2009, a Letter of Intent was signed by the parties which established the parameters for calculating the amount to be paid as of June 30, 2009.  On August 20, 2009, the parties reached agreement as to the amount of this payment which has been reflected in the Group’s balance sheet as of June 30, 2009.

•                  Genetic Technologies Limited paid a total of $131,851 (2008: $420,219; 2007: $nil) to Transmedia Inc., another company associated with Dr. Jacobson, in respect of commissions paid in relation to licensing services provided to the Company of $72,401 (2008: $414,133; 2007 $nil) and reimbursement of associated travel expenses of $59,450 (2008: $6,086; 2007: $nil).

•                  Genetic Technologies Limited paid a total of $99,458 (2008: $79,936; 2007: $nil) to Government Relations Australia Advisory Pty. Ltd., a company associated with Mr. John Dawkins AO, a former Director of the Company, in respect of consulting services provided to the Company.

•                  Former Director Dr. Mervyn Jacobson acquired a total of 27 ordinary shares in ImmunAid Pty. Ltd., a subsidiary of the Company.  As at June 30, 2009, Dr. Jacobson held a total of 549 ordinary shares in ImmunAid Pty. Ltd., representing approximately 4.0% of that company’s total issued capital.

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

Item 8.B                          Litigation and Other Legal Proceedings

Bioscentia Institut fur Medizinische Diagnostik GmbH

On June 10, 2009, the Company advised that the nullification action filed in the German Federal Patent Court against one of the Company’s German patents (Patent number 69029018.7) by Bioscientia Institut fuer Medizinische Diagnostik GmbH (“Bioscientia”) of Ingelheim, Germany had been withdrawn by Bioscientia, with the approval of the Court.  Bioscientia has no right of appeal.  German Patent number 69029018.7, which is owned by Genetic Technologies Limited, is part of the Company’s worldwide family of patents covering so-called “non-coding DNA” and forms the basis of the Company’s out-licensing program.

Application for patent re-examination

On May 26, 2009, the United States Patent and Trademark Office issued a first non-final Office Action relating to one of the Company’s patents covering its non-coding DNA analysis technology.  Seven of the thirty six claims of United States Patent number 5,612,179 are the subject of the re-examination.  This initial action is preliminary and non-final and the Company has since filed a response to the action.  As the re-examination has been initiated ex parte, there is no third party to the proceedings.  The Company is confident that the claims under examination will be upheld.

We do not express an opinion as to the probable outcome of any of the pending or threatened litigation or disputes referred to above or to estimate the potential amount or range of any loss, but do not believe any amounts to be material to the Company.

With the exception of these proceedings, we are unaware of any material proceedings involving us.

Item 8.C                          Dividends

Until our businesses are profitable beyond our expected research and development needs, our Directors are unlikely to be able to recommend that any dividend be paid to our shareholders.  Our Directors will not resolve a formal dividend policy until we generate profits.  Our current intention is to reinvest our income in the continued development and expansion of our businesses.

Item 8.D                          Significant Changes to Financial Information

Our consolidated financial statements are set out on pages F1 to F43 of this Annual Report (refer to Item 18 “Financial Statements”).

Adoption of IFRS

We previously filed our Annual Report with the SEC in a Form 20-F which included consolidated financial statements that were prepared in accordance with U.S. GAAP.

Following the publication of SEC Release 33-8879, “Acceptance From Foreign Private Issuers of Financial Statements Prepared in Accordance With International Financial Reporting Standards Without Reconciliation to U.S. GAAP,” we decided to file our consolidated financial statements in our Forms 20-F in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

		Years ended June 30,
	Note	2007 AUD	2006 AUD
Income statement

Net income / (loss) under U.S. GAAP		(1,788,506)	(5,378,359)
IFRS adjustments:
Amortization of patent costs	(a)	(2,762,482)	(2,937,720)
Stock compensation expenses	(b)	222,445	385,306
Other	(d)	—	12,000

Net IFRS adjustments		(2,540,037)	(2,540,414)

Net income / (loss) under IFRS		(4,328,543)	(7,918,773)

		Years ended June 30,
	Note	2007 AUD	2006 AUD
Shareholders’ equity

Shareholders’ equity under U.S. GAAP		16,737,828	18,259,694
IFRS adjustments:
Patent costs	(a)	8,550,553	11,313,035
Government loan	(c)	700,000	700,000
Other	(d)	(30,590)	(30,590)

Shareholders’ equity under IFRS		25,957,791	30,242,139

(a)          Capitalization of patent costs - Under U.S. GAAP, the Company expensed patent costs as incurred whereas under IFRS the Company had capitalized these patent costs and amortized them over their useful life.

(b)         Stock compensation expenses - Certain differences between IFRS 2 and FAS 123(R) arise in relation to the phasing of stock compensation expenses over each accounting period.  The Company has recognized compensation expense on a straight line basis in accordance with FAS 123(R) and on a graded basis under IFRS 2.  This difference resulted in differences in expense during the respective year.

(c)          Government loans - Differences exist between IAS 20 and ARB 43 related to the accounting for government loans.  Notwithstanding that the loan did not need to be recognized under IFRS, under U.S. GAAP, the Company determined it was still required to recognize the loan as a liability of the Company.

(d)         Other - immaterial differences.

Cost of sales

Effective July 1, 2008, a standard costing system was implemented which allowed the Group to calculate the direct labour and materials used in each of the genetic tests offered.  As a result, this is the first time that cost of sales information has been separately identified in the income statement.  Data has not been collected in the prior period in a way that allows reclassification and therefore the Group has determined it is not practicable to recreate the information.  Cost of sales information has not been provided in respect of Frozen Puppies Dot Com Pty. Ltd., however, as the business was acquired during the year.  Such information will be provided as from July 1, 2009.

Item 8.E                            Significant Other Changes

On March 8, 2007, the Company announced that the Australian Securities and Investments Commission (“ASIC”) had sought information from the Company regarding certain past trading in its shares.  The Company has cooperated fully with ASIC.  The Company later clarified to the Market that, whilst the information being sought by ASIC did not relate to any suspected wrongdoing by the Company itself, it did relate to the activities of certain individuals who were Executives of the Company at the time.  On December 12, 2008, various charges were laid against the two former Executives under section 1041A of the Corporations Act 2001.  The Company believes that a further hearing in respect of this matter, which is being prosecuted by the Commonwealth Director of Public Prosecutions, will be held in February 2010.

On October 26, 2007, the Company received a letter from the Australian Taxation Office (“ATO”) regarding a “Comprehensive review” of the Company.  In the letter, the ATO requested the Company to provide it with extensive documents in relation to its taxation affairs.  The Company has complied fully with the ATO’s request.  On October 30, 2008, the Company received a further letter from the ATO advising that the ATO was proceeding to audit.  As at the date of this Annual Report, the audit has been completed but no correspondence as to the outcome of the audit has been received from the ATO.

On July 22, 2008, the Group acquired 100% of the issued capital of Frozen Puppies Dot Com Pty. Ltd. (“FPDC”), Australia’s foremost provider of canine reproductive services.  Under the terms of the Agreement between the Company and FPDC, Genetic Technologies acquired 100% of the issued share capital of FPDC in return for the issue to the FPDC shareholders of 12,254,902 ordinary shares in Genetic Technologies and the payment of $153,160 in cash.  In other terms of the acquisition, Genetic Technologies advanced $346,840 in loan funds to FPDC to enable shareholder loans to be repaid and Employment Agreements were executed between the Company and the five principals of FPDC.  Voluntary Restriction Agreements were also executed with all former FPDC shareholders.  As a result, 80% of the 12,254,902 Genetic Technologies’ shares that were issued as part of the acquisition are subject to voluntary escrow and will be released from escrow in four equal tranches after the expiration of 6, 12, 18 and 24 months from the date of issue, respectively.

On August 27, 2008, the Group sold its entire interest in the North Laverton Joint Venture to its partner, Regis Resources Limited (“Regis”), for $185,000 comprising $100,000 in cash and 500,000 fully paid ordinary shares in Regis which had a fair value of $0.17 each on the date of issue.  As part of the sale, the Group had returned to it a performance bond which had a face value of $68,917 as at June 30, 2008.  Further, the Group has been fully indemnified by Regis against any future rehabilitation liabilities which may arise from the exploration activities of the Joint Venture undertaken up until the date of sale.  This indemnification enabled the Group, during the year ended June 30, 2009, to fully reverse the provision of $94,987 in respect of such liabilities which had been recorded in the Group’s balance sheet as at June 30, 2008.  As at June 30, 2009, the 500,000 fully paid ordinary shares in Regis were still on hand and had been revalued to their fair value of $255,000.  Between October 30, 2009 and December 4, 2009, the Company sold all of its shares in Regis generating net proceeds of $295,195, and a net profit of $210,195.

On November 19, 2008, at the Company’s 2008 Annual General Meeting of shareholders, five of the Company’s Directors (Non-Executive Chairman Mr. Henry Bosch AO, Mr. John Dawkins AO, Dr. Leanne Rowe AM, Mr. David Carruthers and Chief Executive Officer Mr. Michael Ohanessian) were removed as Directors of the Company.  On the same day, immediately following the AGM, Mr. Huw Jones and Mr. Sid Hack were appointed as Directors of the Company to fill casual vacancies.  Subsequent to Mr. Ohanessian’s removal as a Director, the Company paid him a termination benefit of $345,000 under the terms of his employment agreement.  The termination of the other Directors did not incur any form of termination payment.

On 12 December 2008, Dr. Mervyn Jacobson resigned as a Director of the Company.

On 4 May 2009, Dr. Paul MacLeman was appointed as Chief Executive Officer of the Company, replacing Mr. Ohanessian.

On October 5, 2009, Dr. Malcolm Roy Brandon was appointed as a Director of the Company.

On November 25, 2009, PricewaterhouseCoopers was appointed as the Group’s auditor in respect of financial periods ending on, or after, December 31, 2009.

On November 25, 2009, Mr. Tommaso Bonvino was appointed as a Director of the Company.

Since June 30, 2009, there has not been any matter or circumstance, other than as referred to elsewhere in this Annual Report, Note 38 of the attached Financial Statements or the notes thereto, that has arisen that has significantly affected, or may significantly affect our operations, results of those operations or the state of our affairs in future years.

Item 9.                                   The Offer and Listing

Item 9.A                          Offer and Listing Details

The Company’s Ordinary Shares were listed on the Australian Securities Exchange (the “ASX”) in July 1987.  Set out below is the highest and lowest market quotations for the Ordinary Shares reported on the Daily Official List of the ASX since that date.

Financial Year	Period Covered	High	Low
		(in $0.00)
Yearly data 2005	Year ended June 30, 2005	0.67	0.305
2006	Year ended June 30, 2006	0.595	0.315
2007	Year ended June 30, 2007	0.42	0.12
2008	Year ended June 30, 2008	0.26	0.09
2009	Year ended June 30, 2009	0.10	0.03

Quarterly data 2008	Quarter ended September 30, 2007	0.185	0.13
	Quarter ended December 31, 2007	0.26	0.145
	Quarter ended March 31, 2008	0.175	0.10
	Quarter ended June 30, 2008	0.125	0.09
2009	Quarter ended September 30, 2008	0.10	0.06
	Quarter ended December 31, 2008	0.084	0.036
	Quarter ended March 31, 2009	0.05	0.035
	Quarter ended June 30, 2009	0.071	0.04

Monthly data 2009	Month ended June 30, 2009	0.071	0.04
	Month ended July 31, 2009	0.063	0.046
	Month ended August 31, 2009	0.063	0.051
	Month ended September 30, 2009	0.06	0.05
	Month ended October 31, 2009	0.057	0.048
	Month ended November 30, 2009	0.056	0.044

As of the date of this Annual Report, we had 374,644,801 Ordinary Shares on issue, without par value.  See Item 10B “Our Constitution” for a detailed description of the rights attaching to our shares and Item 12D “American Depositary Receipts” for a description of the rights attaching to the American Depositary Shares.

The Company’s securities are also listed on NASDAQ Global Market (under the ticker GENE) in the form of American Depositary Shares.  Each American Depositary Share evidences thirty Ordinary Shares.  Since listing on the NASDAQ Global Market on September 2, 2005, the ADRs have traded in a range from a low of USD0.35 to a high of USD13.85.  The most recent sale of the ADRs, on December 11, 2009, occurred at a price of USD1.29.

Following the listing of the Company’s ADRs in September 2005, our Ordinary Shares are registered under Section 12 of the Securities Exchange Act of 1934 and we file an Annual Report with the Securities and Exchange Commission on Form 20-F.  As a foreign private issuer, we are not be subject to the proxy rules under Section 14 of the Securities Exchange Act of 1934, and our officers, Directors and principal stockholders are not subject to the insider short-swing profit disclosure and recovery provisions of Section 16 of that Act.

Starting in January 14, 2002, the ADSs have traded in the USA over-the-counter market under the symbol “GNTLY” and dealers’ prices for the ADSs have been quoted in the “pink sheets” published by the National Quotations Bureau, Inc.  Commencing on September 2, 2005, our ADSs were listed on the NASDAQ Global Market under the ticker “GENE”.

The Company has registered one class of American Depositary Shares (ADSs) on Form F-6 pursuant to the U.S. Securities Act of 1933, as amended.  One ADS represents thirty Ordinary Shares without par value.  As of June 30, 2009, there were 328,979 ADSs outstanding.

The table below sets forth the high and low sales prices for the ADSs during the periods indicated:

Financial Year	Period Covered	High	Low
		(in USD 0.00)
Yearly data 2005	Year ended June 30, 2005	13.85	8.00
2006	Year ended June 30, 2006	13.85	7.25
2007	Year ended June 30, 2007	10.00	3.50
2008	Year ended June 30, 2008	5.21	2.26
2009	Year ended June 30, 2009	4.99	0.35

Quarterly data 2008	Quarter ended September 30, 2007	4.29	3.55
	Quarter ended December 31, 2007	5.21	3.55
	Quarter ended March 31, 2008	4.50	3.03
	Quarter ended June 30, 2008	3.39	2.26
2009	Quarter ended September 30, 2008	2.67	1.45
	Quarter ended December 31, 2008	2.09	0.35
	Quarter ended March 31, 2009	3.60	0.80
	Quarter ended June 30, 2009	4.99	1.30

Monthly data 2009	Month ended June 30, 2009	2.20	1.30
	Month ended July 31, 2009	1.99	1.25
	Month ended August 31, 2009	1.94	1.43
	Month ended September 30, 2009	1.85	1.40
	Month ended October 31, 2009	1.55	1.31
	Month ended November 30, 2009	1.46	1.30

Item 9.B                          Plan of Distribution

Not applicable.

Item 9.C                          Markets

Effective September 2, 2005, our ADSs were listed on the NASDAQ Global Market under the ticker “GENE”.  Our Ordinary Shares are listed and trade on the ASX under the code “GTG”.

Item 9.D                          Selling Shareholders

Not applicable.

Item 9.E                            Dilution

Not applicable.

Item 9.F                            Expenses of the Issue

Not applicable.

Item 10.                                    Additional Information

Item 10.A                   Share Capital

As of June 30, 2009, we had a total of 374,644,801 Ordinary Shares on issue.  With the exception of 4,901,956 such Shares which were the subject of a voluntary escrow arrangement, all of these Ordinary Shares were listed on the Australian Securities Exchange and were freely tradable.  As of the date of this Annual Report, we had a total of 374,644,801 Ordinary Shares on issue, of which a total of 4,901,956 such shares which were the subject of a voluntary escrow arrangement.

Based on our review of shareholder records (based solely on the addresses), as of June 30, 2009 there were 49 U.S. resident shareholders of our Ordinary Shares holding 8,585,036 shares representing 2.3% of the total issued and outstanding Ordinary Shares.  Our Ordinary Shares do not have a par value.  These figures do not include any Ordinary Shares which may held by U.S. residents in the form of American Depositary Receipts (ADRs).

During the last five years, our capital has increased, in connection with acquisition transactions and the exercise of options.  In 2001, we issued 9,754,080 Ordinary Shares to owners of shares of Cytomation Inc. resulting in a total of 257,793,804 Ordinary Shares being on issue as of June 30, 2001.  On July 30, 2001, we acquired the business of DNA-Id Labs of Perth, Western Australia, by payment of consideration that included 94,340 Ordinary Shares, with further consideration being paid on August 1, 2002, following fulfillment of performance warranties.  On September 4, 2000, our shares were transferred from the mining board of the ASX to the industrial board under the new symbol of “GTG”.

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

On June 15, 2004, we issued 16,666,667 Ordinary Shares to the C.Y. O’Connor ERADE Village Foundation, as consideration under our licensing agreement with that Foundation.  During the year ended June 30, 2005, we issued a further 65,561,338 Ordinary Shares resulting from the exercise of vendor options and a small number of options granted under the Staff Share Plan.  During the year ended June 30, 2006, we issued a further 20,000 Ordinary Shares as consideration for the acquisition of certain intellectual property, all of which resulted in 362,389,899 Ordinary Shares being outstanding as of June 30, 2006.  There were no shares issued during the years ended June 30, 2007 and June 30, 2008.

On July 22, 2008, we issued 12,254,902 Ordinary Shares to the five former owners of Frozen Puppies Dot Com Pty. Ltd. in part consideration for the acquisition of that company by Genetic Technologies Limited (refer to the attached financial statements).  As a result, there is a total of 374,644,801 Ordinary Shares on issue as of the date of this Annual Report.

As at June 30, 2009 and 2008, the following outstanding unlisted options, together with their respective ASX codes and expiry dates, were convertible into Ordinary Shares.  The exercise prices are quoted in Australian dollars.

Option description	2009	Weighted ave. exercise price	2008	Weighted ave. exercise price
GTGAA (expiring September 6, 2010)	750,000	$0.48	750,000	$0.48
GTGAD (expiring August 12, 2011)	350,000	$0.43	700,000	$0.43
GTGAE (expiring August 12, 2011)	250,000	$0.53	250,000	$0.53
GTGAH (expiring May 31, 2012)	150,000	$0.40	450,000	$0.40
GTGAI (expiring June 30, 2013)	—	—	1,000,000	$0.13
GTGAK (expiring June 11, 2009)	—	—	200,000	$0.45
GTGAQ (expiring May 20, 2009)	—	—	700,000	$0.44
GTGAS (expiring May 20, 2009)	—	—	175,000	$0.38
GTGAW (expiring September 24, 2012)	—	—	3,650,602	$0.17
GTGAY (expiring October 23, 2012)	2,400,000	$0.22	2,800,000	$0.22
GTGAZ (expiring February 27, 2010)	200,000	$0.56	200,000	$0.56
GTGAZ (expiring February 27, 2010)	300,000	$0.49	300,000	$0.49
Balance at the end of the financial year	4,400,000	$0.34	11,175,602	$0.27

Item 10.B                   Our Constitution

At the Annual General Meeting of the Company held on November 23, 2005, the shareholders resolved to replace the existing Constitution with a revised version.  A copy of the Constitution has been posted on the Company’s website: www.gtglabs.com.  The principal changes which have been implemented in the new Constitution may be summarized as follows:

•                  General changes — general changes are proposed to make the Constitution consistent with best practice, update legal matters under the existing Constitution consistent with legislative and regulatory developments and to address certain content and language aspects.

•                  ASX Listing Rules — it provides that the Listing Rules prevail in the event of any inconsistency.

•                  Shares — it allows the Directors to issue shares subject to the Corporations Act and the Listing Rules.

•                  Proportionate takeover power — the existing Constitution has a clause in it requiring shareholder approval to be obtained before any proportionate takeover is made.  However, that clause is ineffective because it needs to have been renewed at least every three years in accordance with the requirements of the Corporations Act.  The new Constitution does not include this clause on the basis that it offers no real benefit.

•                  Unmarketable parcels — the new Constitution permits the Company to sell holdings of less than a marketable parcel in accordance with the procedural and timing requirements of the Listing Rules.  This only applies if a shareholder has an opportunity to opt out of any proposed sale arrangement and does not do so.

•                  Notice of shareholders’ meetings — the new Constitution enables notice of shareholders’ meetings to be given by electronic means.

•                  Changes to general meetings — the new Constitution enables the Directors to change the venue for, and postpone or cancel a general meeting if such meeting is unnecessary, in the interests of shareholders, if the venue would be unreasonable or impractical, or for reasons of efficiency.  This does not apply in the event of a meeting requisitioned by shareholders.

•                  Quorum for shareholders’ meetings — a quorum of three shareholders represents a quorum for shareholders’ meetings, whether by way of being personally present, attorney, proxy or corporate representative.

•                  Casting vote — the Chairman of a shareholders’ meeting does not have a casting vote.

•                  Number of Directors — it contemplates that the number of Directors need to be not less than three nor more than the number determined by the Directors which, until otherwise determined, is ten.

•                  Share qualification — a Director need not hold any shares in the Company in order to be a Director.

•                  Alternate directors — there are no provisions entitling the Directors to appoint alternate directors, on the basis that this is an outdated and undesirable approach.

•                  Directors’ tenure of office — a Director must retire from office or seek re-election by no later than the third Annual General Meeting following his or her appointment or re-election or three years, whichever is longer (other than the Managing Director).

•                  Vacation of office — the office of a Director is automatically vacated if the Director is an Executive Director under an employment agreement and that agreement terminates, unless the Board otherwise determines.

•                  Powers of Directors — the Directors have a general power to manage the Company’s business.

•                  Meetings of Directors — the Directors may meet in person or by electronic means.

•                  Quorum for Directors’ meetings — the quorum for Directors’ meetings is three, unless otherwise determined.

•                  Casting vote — the Chairman has a casting vote at Directors’ meetings.

•                  Indemnity — the new Constitution contains an updated indemnity clause in favour of the current and former Directors, Secretaries indemnifying them from liability consistent with the Corporations Act provisions and to the maximum extent permitted by law.

•                  Insurance — the Company must maintain and pay insurance premiums with respect to its current and former Directors, Secretaries and other officers to the extent permitted by law.

•                  Access — current and former Directors may access the financial and other records of the Company for the purposes of legal proceedings involving the person.

Item 10.C                           Material Contracts

Apart from the acquisition of Frozen Puppies Dot Com Pty. Ltd. on July 22, 2008 (refer to the attached Financial Statements), there were no material contracts entered into during the two years preceding the date of this Annual Report which were outside the ordinary course of business.  See also Item 4B “Our Licenses and Commercial Collaborations”.

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

Takeovers Act

There are no limitations, either under the laws of Australia or under the Company’s Constitution, to the right of non-residents to hold or vote Genetic Technologies Ordinary Shares other than the Commonwealth Foreign Acquisitions and Takeovers Act 1975 (the “Takeovers Act”).  The Takeovers Act may affect the right of non-Australian residents, including US residents, to hold Ordinary Shares but does not affect the right to vote, or any other rights associated with, any Ordinary Shares held in compliance with its provisions.  Acquisitions of shares in Australian companies by foreign interests are subject to review and approval by the Treasurer of the Commonwealth of Australia under the Takeovers Act.  The Takeovers Act applies to any acquisition of outstanding shares of an Australian company that exceeds, or results in a foreign person or persons controlling the voting power of more than a certain percentage of those shares.  The thresholds are 15% where the shares are acquired by a foreign person, or group of associated foreign persons, or 40% in aggregate in the case of foreign persons who are not associated.  Any proposed acquisition that would result in an individual foreign person (with associates) holding more than 15% must be notified to the Treasurer in advance of the acquisition.  As of the date of this Annual Report, approximately 51.6% of the outstanding Ordinary Shares in the Company were held by shareholders whose registered addresses were located outside Australia.  In addition to the Takeovers Act, there are statutory limitations in Australia on foreign ownership of certain businesses, such as banks and airlines, not relevant to the Company.  However, there are no other statutory or regulatory provisions of Australian law or Australian Securities Exchange requirements that restrict foreign ownership or control of Genetic Technologies.

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

Subject to certain exceptions for short-term and hedged positions, a dividend that a non-corporate holder receives on an ADR in a taxable year beginning before January 1, 2011 will be subject to a maximum tax rate of 15% if the dividend is a “qualified dividend.”  A dividend on an ADR will be a qualified dividend if (i) either (a) the ADRs are readily tradable on an established market in the United States or (b) we are eligible for the benefits of a comprehensive income tax treaty with the United States that the Secretary of the Treasury determines is satisfactory for purposes of these rules and that includes an exchange of information program, and (ii) we were not, in the year prior to the year the dividend was paid, and are not, in the year the dividend is paid, a passive foreign investment company (“PFIC”).  The ADRs are listed on the Nasdaq Global Market, which should qualify them as readily tradable on an established securities market in the United States.  In any event, the Treaty satisfies the requirements of clause (i)(b), and we are a resident of Australia entitled to the benefits of the Treaty.  Based on our audited financial statements and relevant market and shareholder data, we believe we were not a PFIC for U.S. federal income tax purposes for our taxable years ended June 30, 2008 and June 30, 2009, respectively, but we may be classified as a PFIC in the current taxable year.  Given that the determination of PFIC status involves the application of complex tax rules, and that it is based on the nature of our income and assets from time to time, no assurances can be provided that we will not be considered a PFIC for the current (or any past or future) taxable year.  In addition, as described in the section below entitled “Passive Foreign Investment Company Rules,” if we were a PFIC in a year while a U.S. holder held an ADR, and if the U.S. holder has not made a qualified electing fund election effective for the first year the U.S. holder held the ADR, the ordinary share underlying the ADR remains an interest in a PFIC for all future years or until such an election is made. The IRS takes the position that such rule will apply for purposes of determining whether an ADR is an interest in a PFIC in the year a dividend is paid or in the prior year, even if we do not satisfy the tests to be a PFIC in either of those years.  Even if dividends on the ADRs would otherwise be eligible for qualified dividend treatment, in order to qualify for the reduced qualified dividend tax rates, a non-corporate holder must hold the ordinary share on which a dividend is paid for more than 60 days during the 120-day period beginning 60 days before the ex-dividend date, disregarding for this purpose any period during which the non-corporate holder has an option to sell, is under a contractual obligation to sell or has made (and not closed) a short sale of substantially identical stock or securities, is the grantor of an option to buy substantially identical stock or securities or, pursuant to Treasury regulations, has diminished their risk of loss by holding one or more other positions with respect to substantially similar or related property.  In addition, to qualify for the reduced qualified dividend tax rates, the non-corporate holder must not be obligated to make related payments with respect to positions in substantially similar or related property.  Payments in lieu of dividends from short sales or other similar transactions will not qualify for the reduced qualified dividend tax rates.  A non-corporate holder that receives an extraordinary dividend eligible for the reduced qualified dividend rates must treat any loss on the sale of the stock as a long-term capital loss to the extent of the dividend.  For purposes of determining the amount of a non-corporate holder’s deductible investment interest expense, a dividend is treated as investment income only if the non-corporate holder elects to treat the dividend as not eligible for the reduced qualified dividend tax rates.  Special limitations on foreign tax credits with respect to dividends subject to the reduced qualified dividend tax rates apply to reflect the reduced rates of tax.

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

Passive Foreign Investment Company Rules

A special set of U.S. federal income tax rules applies to a foreign corporation that is a PFIC for U.S. federal income tax purposes.  As noted above, based on our audited financial statements and relevant market and shareholder data, we believe that we were not a PFIC for U.S. federal income tax purposes for our taxable years ended June 30, 2008 and June 30, 2009, respectively, but we may be classified as a PFIC in the current taxable year.  In addition, given that the determination of PFIC status involves the application of complex tax rules, and that it is based on the nature of our income and assets from time to time, no assurances can be provided that we will not be considered a PFIC for any past or future taxable years.

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

If we are treated as a PFIC, contrary to the tax consequences described in “U.S. Federal Income Tax Considerations—Taxation of Dividends” and “U.S. Federal Income Tax Considerations—Taxation of Capital Gains” above, a U.S. holder that does not make an election described in the succeeding two paragraphs would be subject to special rules with respect to (i) any gain realized on a sale or other disposition of an ADR (for purposes of these rules, a disposition of an ADR includes many transactions on which gain or loss is not realized under general U.S. federal income tax rules) and (ii) any “excess distribution” by the Company to the U.S. holder (generally, any distribution during a taxable year in which distributions to the U.S. holder on the ADR exceed 125% of the average annual taxable distributions (whether actual or constructive and whether or not out of earnings and profits) the U.S. holder received on the ADR during the preceding three taxable years or, if shorter, the U.S. holder’s holding period for the ADR).  Under those rules, (i) the gain or excess distribution would be allocated ratably over the U.S. holder’s holding period for the ADR, (ii) the amount allocated to the taxable year in which the gain or excess distribution is realized would be taxable as ordinary income in its entirety and not as capital gain, would be ineligible for the reduced qualified dividend rates, and could not be offset by any deductions or losses, and (iii) the amount allocated to each prior year, with certain exceptions, would be subject to tax at the highest tax rate in effect for that year, and the interest charge generally applicable to underpayments of tax would be imposed in respect of the tax attributable to each of those years.  A U.S. holder who owns an ADR during any year we are a PFIC may have to file IRS Form 8621.

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

Item 10.G                   Statement by Experts

Not applicable.

Item 10.H                   Documents on Display

The documents concerning the Company which are referred to in this Annual Report may be inspected at the offices of the Company at 60-66 Hanover Street, Fitzroy, Victoria 3065 Australia.  Following our listing on NASDAQ Global Market in September 2005, we are now subject to the information requirements of the U.S. Securities Exchange Act of 1934, as amended, and, in accordance therewith, we are required to file reports, including annual reports on Form 20-F, and other information with the U.S. Securities and Exchange Commission in electronic form.  These materials, including this Annual Report and the exhibits thereto, may be inspected and copied at the Commission’s public reference room in Washington, D.C.  Please call the Commission at 1-800-SEC-0330 for further information regarding the public reference rooms.  As a foreign private issuer, we are required to make filings with the Commission by electronic means.  Any filings we make electronically will be available to the public over the Internet at the Commission’s website at http://www.sec.gov.  We also maintain a website at www.gtglabs.com.  Information on our website and websites linked to it do not constitute a part of this Annual Report.

Item 10.I                        Subsidiary Information

The following is a list of the Company’s subsidiaries as of the date of this Annual Report:

Name of subsidiary	Place of incorporation	Interest held
GeneType AG	Zug, Switzerland	100%
GeneType Corporation	California, U.S.A.	100%
GeneType Pty. Ltd.	Victoria, Australia	100%
Genetic Technologies Corporation Pty. Ltd.	New South Wales, Australia	100%
Frozen Puppies Dot Com Pty. Ltd.	New South Wales, Australia	100%
RareCellect Pty. Ltd.	New South Wales, Australia	100%
Genetic Technologies (Beijing) Limited	Beijing Municipality, China	100%
Gtech International Resources Limited	Yukon Territory, Canada	75.8%
ImmunAid Pty. Ltd.	Victoria, Australia	70.5%
AgGenomics Pty. Ltd.	Victoria, Australia	50.1%

Item 11.                            Quantitative And Qualitative Disclosures About Market Risk

Genetic Technologies Limited has exposure to changes in foreign currency exchange rates and interest rates.  Refer to Note 36 of the attached financial statements for further analysis surrounding market risk.

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

We operate in Australia, and we will be subject to certain foreign currency exposure.  Historically, currency translation gains and losses have been reflected as adjustments to stockholders’ equity, while transaction gains and losses have been reflected as components of income and loss.  Transaction gains and losses could be material depending upon changes in the exchange rates between the Australian dollar and the U.S. dollar.  A significant amount of our license revenue has historically been denominated in U.S. dollars.

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

At June 30, 2009, two customers accounted for 30% ($572,127) and 24% ($451,000), respectively, of trade accounts receivable, which related to the research segment in Australia.  At June 30, 2008, one customer accounted for 31% ($495,000) of trade accounts receivable, which related to the testing segment in Australia.

At June 30, 2009, two suppliers accounted for 20% ($331,662) and 15% ($243,540), respectively, of trade accounts payable, both of which related to the research segment in Australia.  At June 30, 2008, two suppliers accounted for 21% ($267,300) and 18% ($227,700), respectively, of trade accounts payable, both of which related to the research segment in Australia.

In 2009, there were no customers from whom the Group generated revenues representing more than 10% of the total consolidated revenue from operations.  In 2008, two customers accounted for 25% ($3,952,569) and 14% ($2,164,009), respectively, of the Company’s total revenue.  All revenues attributable to these customers relate to the licensing segment in Australia.

Export sales, mainly to the USA, were $5,918,421, $10,060,541 and $10,476,321 in 2009, 2008 and 2007, respectively.

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

Our Management has carried out an evaluation, under the supervision and with the participation of our various Chief Executive Officers and the Chief Financial Officer, of the effectiveness of our disclosure controls and procedures as of June 30, 2009.  Based on that evaluation, including the material weaknesses noted below in Item 15B, the Chief Executive Officer and the Chief Financial Officer concluded that the Company’s disclosure controls and procedures were ineffective as of June 30, 2009.

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

Item 15B.                   Management’s annual report on internal control over financial reporting

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

Our Management, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, have assessed the effectiveness of the Company’s internal control over financial reporting as of June 30, 2009.  In making this assessment, Management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO, in Internal Control-Integrated Framework.  As a result of that assessment, Management identified the following control deficiencies as of June 30, 2009 that constituted material weaknesses:

•                  Deficiencies in the financial statement close process.  We did not maintain effective controls over the financial statement close process which affected our ability to complete and report our consolidated financial statements without material auditor-identified adjustments.  Specifically, audit adjustments were identified after the close process which were not identified by the review and approval controls in place relating to the estimation and reconciliation of acquisitions, as well as the classification of interest bearing liabilities and available for sale investments.  This resulted in a number of post-closing adjustments to our books and records.

•                  The Company did not maintain an adequate segregation of duties with respect to internal control over financial reporting.  Specifically, the Company did not design or implement controls to ensure that the duties and responsibilities related to the authorization, custody, recordkeeping and reconciliation of transactions related to payables and cash were performed by individuals who had incompatible roles and responsibilities or were otherwise not monitored by those in charge of governance.  This control deficiency did not result in material adjustments to the financial statements, however there is a reasonable possibility that a material misstatement of the annual financial statements would not have been prevented or detected on a timely basis due to the failure to design and implement appropriate segregation of duty controls.

Based upon its assessment, because of the material weaknesses described above, our Management has concluded that, as of June 30, 2009, our internal control over financial reporting is not effective based upon the abovementioned criteria.

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

Item 15D.                   Changes in internal control over financial reporting

Except as described above, there were no other changes in our internal control over financial reporting during the period covered by this Annual Report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Remediation plans

Deficiencies in the financial statement close process.  We plan to mitigate this deficiency by consulting with and / or hiring outside accounting advisers with respect to the technical requirements applicable to our financial statements.  The Company plans to address the failure to design and put into operation appropriate controls around the financial statement close process during the 2010 year by implementing more sensitive oversight and review processes to be performed by both the Audit Committee and Board of Directors.

Segregation of duties.  The Company plans to remediate the identified segregation of duties conflicts by implementing appropriate access controls within the payables and cash applications, as well as additional review and oversight responsibilities to individuals who are independent to the processing of transactions for these significant accounts.

Item 16A.                   Audit Committee Financial Expert

Following the retirement of Mr. Robert Edge on November 17, 2006, we did not have an audit committee financial expert within the meaning of the Sarbanes-Oxley Act and related regulations.  However, on February 26, 2007, we appointed Mr. David Carruthers as a Non-Executive Director who replaced Mr. Edge as Chairman of the Audit Committee and who we believe qualified as a financial expert within the meaning of the Sarbanes-Oxley Act and related regulations.  On November 19, 2008, Mr. Carruthers was removed as a Director of the Company and was replaced as Chairman of the Audit Committee by Mr. Sid Hack on that date.  We believe Mr. Hack does not qualify as a financial expert within the meaning of the Sarbanes-Oxley Act and related regulations.

Item 16B.                   Code Of Ethics

We have adopted a Code of Ethics (styled Code of Conduct) that applies to all of our Directors and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller.  The Code can be downloaded at our website (www.gtglabs.com).  Additionally, any person, upon request, can ask for a hard copy or electronic file of such Code.  If we make any substantive amendment to the Code of Ethics or grant any waivers, including any implicit waiver, from a provision of the Code of Ethics, we will disclose the nature of such amendment or waiver on our website.  During the year ended June 30, 2009, no such amendment was made or waiver granted.  Our Board of Directors is responsible for the corporate governance of the consolidated entity and guides and monitors the business and affairs of Genetic Technologies on behalf of the shareholders by whom they are elected and to whom they are accountable.  We are required to publish a Corporate Governance Statement annually that accords with the introduction last year of the Australian Securities Exchange Corporate Governance Council’s (the “Council’s”) “Principles of Good Corporate Governance and Best Practice Recommendations”.  In accordance with the Council’s recommendations, the Corporate Governance Statement must now contain certain specific information and must disclose the extent to which we have followed the guidelines during the period.  Where a recommendation has not been followed, that fact must be disclosed, together with the reasons for the departure.  The Company’s Corporate Governance Statement is now structured with reference to the Corporate Governance Council’s principles and recommendations.  Below is an extract from the Company’s most recent Corporate Governance Statement:

As of the date of this Annual Report, the following eleven Corporate Governance documents had been adopted by the Board, in addition to the Company’s Constitution which was revised and approved by the shareholders of the Company in November 2005.  All of these documents are available on the Company’s website: www.gtglabs.com

•                  Board Charter which defines the role of the Board and that of Management;

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

•                  Securities Trading Policy;

•                  Shareholder Communications Policy; and

•                  Whistleblower Policy.

Item 16C.                   Principal Accountant Fees And Services

The following table sets forth the fees billed to us by our Independent Registered Public Accounting Firm, Ernst & Young, during the financial years ended June 30, 2009 and 2008, respectively:

	2009	2008
Audit fees (refer note below)	$541,532	$177,500
Tax fees	99,480	38,350
Other fees	20,618	—
Total	$661,630	$215,850

Note:                  Audit fees paid during the year ended June 30, 2009 include the fees paid by the Group to Ernst & Young in respect of its US reporting requirements for the year ended June 30, 2008.

Audit fees in the above table are the aggregate fees billed by Ernst & Young in connection with the audit of our annual financial statements and review of our semi-annual financial information.  Tax fees related to the preparation of the Company’s income tax returns.  Other fees relate to advisory services in relation to a proposed acquisition.

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

Item 16E.                     Purchases Of Equity Securities By The Issuer And Affiliated Purchasers

Not applicable.

Item 16F.                     Change in Company’s Certifying Accountant

With effect from November 25, 2009, Ernst & Young resigned as the Company’s independent registered public accounting firm.  On the same date, PricewaterhouseCoopers was engaged as the Company’s new independent registered public accounting firm for the financial year ending June 30, 2010 and subsequent years.  The Board of Directors of the Company accepted the resignation of Ernst & Young and the appointment of PricewaterhouseCoopers as its independent registered public accounting firm.  None of the reports of Ernst & Young on the Company’s financial statements for either of the past two years contained an adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles.

In connection with the audits for fiscal years ended June 30, 2009 and 2008, Ernst & Young, the Company’s independent registered public accounting firm, concurred with the Company’s assessment that the following matters represent material weaknesses in the operation of internal control over financial reporting:

•                  Deficiencies in the financial statement close process; and

•                  Inadequate segregation of duties with respect to internal control over financial reporting.

Apart from the aforementioned, there were no other reportable events as described in Item 304(a)(1)(v) of Regulation S-K.

During the Company’s two most recent fiscal years, there were no disagreements with Ernst & Young, whether or not resolved, on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which, if not resolved to Ernst & Young’s satisfaction, would have caused it to make reference to the subject matter of the disagreement in connection with its report on the Company’s financial statements.

The Company has requested that Ernst & Young furnish it with a letter addressed to the Securities and Exchange Commission stating whether it agrees with the above statements.  This letter has since been received and is attached as an Exhibit herein.

During the two most recent fiscal years, the Company did not consult with PricewaterhouseCoopers regarding (1) the application of accounting principles to specific transactions, (2) the type of audit opinion that might be rendered on the Company’s financial statements, (3) the provision of written or oral advice that PricewaterhouseCoopers concluded would be an important factor considered by the Company in reaching a decision as to an accounting, auditing or financial reporting issue, or (4) any matter that was the subject of a disagreement between the Company and its predecessor auditor as described in Item 304(a)(1)(iv) or a reportable event as described in Item 304(a)(1)(v) of Regulation S-K.

Item 16G.                   Corporate Governance

Refer to Item 6C. regarding the Company’s Corporate Governance practices and the key differences between the Listing Rules of the Australian Securities Exchange and the Marketplace Rules of Nasdaq as they apply to us.

PART III

Item 17.                            Financial Statements

The Company has responded to Item 18 in lieu of responding to this Item.

Item 18.                            Financial Statements

GENETIC TECHNOLOGIES LIMITED

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page

Genetic Technologies Limited - Report of Independent Registered Public Accounting Firm.	F1

Genetic Technologies Limited - Consolidated Income Statements for the years ended June 30, 2009, 2008 and 2007.	F2

Genetic Technologies Limited - Consolidated Balance Sheets as of June 30, 2009 and 2008.	F3

Genetic Technologies Limited - Consolidated Statements of Changes in Equity for the years ended June 30, 2009, 2008 and 2007.	F4

Genetic Technologies Limited - Consolidated Cash Flows Statements for the years ended June 30, 2009, 2008 and 2007.	F5

Genetic Technologies Limited - Notes to Consolidated Financial Statements.	F6

Item 19.                            Exhibits

The following documents are filed as exhibits to this Annual Report on Form 20-F:

1.1           Constitution of the Registrant. #

2.1           Deposit Agreement, dated as of January 14, 2002, by and among Genetic Technologies Limited, The Bank of New York Mellon, as Depositary, and the Owners and Holders of American Depositary Receipts (such agreement is incorporated herein by reference to the Registration Statement on Form F-6 relating to the ADSs (File No. 333-14270) filed with the Commission on January 14, 2002).

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

4.16         License Agreement and Release with an effective date of June 29, 2007 between Genetic Technologies Limited and Thermo Fisher Scientific Inc.*+++

4.17         License Agreement with an effective date of August 22, 2007 between Genetic Technologies Limited and Monsanto Company.*+++

4.18         License Agreement with an effective date of September 28, 2007 between Genetic Technologies Limited and Syngenta Crop Protection AG.*+++

4.19         License Agreement with an effective date of September 30, 2007 between Genetic Technologies Limited and BioSearch Technologies Inc.*+++

4.20         Share Purchase Agreement with an effective date of July 22, 2008 between Genetic Technologies Limited and the shareholders of Frozen Puppies Dot Com Pty. Ltd. ##

4.21         Standstill and Option Agreement dated December 2009.

12.01       Section 302 Certification

12.02       Section 302 Certification

13.01       Section 1350 Certification

13.02       Section 1350 Certification

99.1         Letter of Ernst & Young dated December 24, 2009

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

##  Previously filed with the Company’s Annual Report on Form 20-F (File No. 0-51504), filed with the Commission on December 30, 2008.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

GENETIC TECHNOLOGIES LIMITED

Dated: December 24, 2009	By:	/s/ Dr. Paul D.R. MacLeman
Name: Dr. Paul D.R. MacLeman
Title: Chief Executive Officer

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Genetic Technologies Limited

We have audited the accompanying consolidated balance sheets of Genetic Technologies Limited and subsidiaries as of June 30, 2009 and 2008, and the related consolidated statements of income, shareholders’ equity, and cash flows for each of the three years in the period ended June 30, 2009.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Genetic Technologies Limited and subsidiaries at June 30, 2009 and 2008, and the consolidated results of their operations and their cash flows for each of the three years in the period ended June 30, 2009, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

As discussed in Note 2(h) to the consolidated financial statements, in 2009 the Company changed the classification of expenses by including cost of sales information within a separate caption in the consolidated income statement.  Prior years have not been reclassified thereby impacting comparability of information presented in the consolidated income statement.

/s/ ERNST & YOUNG

Melbourne, Victoria, Australia

December 15, 2009

F1

CONSOLIDATED INCOME STATEMENTS

For the year ended June 30, 2009

(Australian dollars)	Notes	2009	2008	2007
		$	$	$

Revenue from operations

Genetic testing services		4,599,286	3,918,692	3,119,131
Reproductive services		782,803	—	—

Total revenue from operations		5,382,089	3,918,692	3,119,131

Less: cost of sales	6	(2,203,839)	—	—

Gross profit from operations		3,178,250	3,918,692	3,119,131

Other revenue	4	6,012,014	11,689,120	11,595,297

Other income	5	787,529	276,606	340,486

Employee benefits expenses	6	(6,439,549)	(6,568,966)	(5,556,644)
Amortization and depreciation expenses	6	(3,987,996)	(4,755,155)	(4,602,992)
Legal and patent fees		(1,386,393)	(873,854)	(748,605)
Administration expenses		(1,304,682)	(839,226)	(901,380)
Contract research and trial expenses		(1,209,260)	(1,267,748)	(1,247,775)
Genetic testing expenses		(748,254)	(1,599,644)	(1,989,098)
Rent and outgoings		(584,980)	(533,644)	(535,045)
Royalties, license fees and commissions paid		(354,684)	(889,520)	(580,122)
Impairment losses and other write-downs	6	(318,025)	(2,378,000)	(1,306,960)
Marketing and promotion expenses		(272,726)	(221,644)	(437,087)
Finance costs	6	(89,499)	(66,763)	(90,929)
Net foreign exchange losses		—	(254,954)	(317,317)
Other expenses		(1,140,066)	(1,086,938)	(1,086,662)

Loss before income tax		(7,858,321)	(5,451,638)	(4,345,702)

Income tax expense	7	—	—	—

Loss for the year		(7,858,321)	(5,451,638)	(4,345,702)

Loss is attributable to:
Equity holders of Genetic Technologies Limited		(7,841,073)	(5,446,089)	(4,328,543)
Minority interests	24	(17,248)	(5,549)	(17,159)
		(7,858,321)	(5,451,638)	(4,345,702)

Earnings per share (cents per share)
Basic loss for the year attributable to the ordinary equity holders of Genetic Technologies Limited	8	(2.1)	(1.5)	(1.2)

Diluted loss for the year attributable to the ordinary equity holders of Genetic Technologies Limited	8	(2.1)	(1.5)	(1.2)

F2

CONSOLIDATED BALANCE SHEETS

As at June 30, 2009

(Australian dollars)	Notes	2009	2008
		$	$

ASSETS
Current assets
Cash and cash equivalents	9	7,826,902	12,920,772
Trade and other receivables	10	1,829,239	1,596,738
Prepayments and other assets	11	446,825	857,225
Performance bond and deposits	12	200	519,117

Total current assets		10,103,166	15,893,852

Non-current assets
Available-for-sale investments	13	255,000	207,195
Property, plant and equipment	14	3,010,025	1,703,757
Intangible assets and goodwill	15	4,609,540	6,289,774

Total non-current assets		7,874,565	8,200,726

Total assets		17,977,731	24,094,578

LIABILITIES
Current liabilities
Trade and other payables	16	2,158,557	1,786,412
Interest-bearing liabilities	17	373,444	111,117
Deferred revenue	18	229,008	138,941
Withholding tax payable		370,346	326,361
Provisions	19	648,030	684,171

Total current liabilities		3,779,385	3,047,002

Non-current liabilities
Interest-bearing liabilities	20	—	187,082
Provisions	19	86,301	75,421

Total non-current liabilities		86,301	262,503

Total liabilities		3,865,686	3,309,505

Net assets		14,112,045	20,785,073

EQUITY
Contributed equity	21	71,285,663	70,243,996
Reserves	22	1,701,899	1,588,804
Accumulated losses	23	(59,030,262)	(51,189,189)
Parent entity interest		13,957,300	20,643,611
Minority interests	24	154,745	141,462

Total equity		14,112,045	20,785,073

F3

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the year ended June 30, 2009

Attributable to Members of Genetic Technologies Limited

(Australian dollars)	Contributed equity	Reserves	Accumulated losses	Parent interests	Minority interests	Total equity
	$	$	$	$	$	$
At 30 June 2006	70,243,996	1,237,524	(41,414,557)	30,066,963	175,176	30,242,139
Currency translation differences	—	(38,535)	—	(38,535)	(12,999)	(51,534)
Loss for the year	—	—	(4,328,543)	(4,328,543)	(17,159)	(4,345,702)
Total recognized income and expense for the year	—	(38,535)	(4,328,543)	(4,367,078)	(30,158)	(4,397,236)
Share-based payments	—	257,906	—	257,906	—	257,906
At 30 June 2007	70,243,996	1,456,895	(45,743,100)	25,957,791	145,018	26,102,809
Currency translation differences	—	(32,624)	—	(32,624)	(9,161)	(41,785)
Loss for the year	—	—	(5,446,089)	(5,446,089)	(5,549)	(5,451,638)
Total recognized income and expense for the year	—	(32,624)	(5,446,089)	(5,478,713)	(14,710)	(5,493,423)
Share of issued capital	—	—	—	—	11,154	11,154
Share-based payments	—	164,533	—	164,533	—	164,533
At 30 June 2008	70,243,996	1,588,804	(51,189,189)	20,643,611	141,462	20,785,073
Currency translation differences	—	(13,408)	—	(13,408)	6,133	(7,275)
Loss for the year	—	—	(7,841,073)	(7,841,073)	(17,248)	(7,858,321)
Net gain on available-for-sale investments	—	170,000	—	170,000	—	170,000
Total recognized income and expense for the year	—	156,592	(7,841,073)	(7,684,481)	(11,115)	(7,695,596)
Shares issued during the year	1,041,667	—	—	1,041,667	—	1,041,667
Share of issued capital	—	—	—	—	24,398	24,398
Share-based payments	—	(43,497)	—	(43,497)	—	(43,497)
At 30 June 2009	71,285,663	1,701,899	(59,030,262)	13,957,300	154,745	14,112,045

F4

CONSOLIDATED CASH FLOW STATEMENTS

For the year ended June 30, 2009

(Australian dollars)	Notes	2009	2008	2007
		$	$	$

Cash flows (used in) / from operating activities
Receipts from customers		9,216,374	12,961,170	14,541,621
Payments to suppliers and employees		(15,224,721)	(13,642,885)	(12,723,248)
Interest received		585,776	919,447	489,824
Other income		469,430	217,076	379,978
Refund of performance bond		68,917	—	—
Interest paid		(39,267)	(32,038)	(90,929)
Net cash flows (used in) / from operating activities	9	(4,923,491)	422,770	2,597,246

Cash flows (used in) / from investing activities
Proceeds from the sale of plant and equipment		338,269	70,611	—
Proceeds from the sale of shares		—	—	332,709
Purchases of plant and equipment		(213,300)	(118,010)	(158,699)
Investment in Frozen Puppies Dot Com Pty. Ltd.		(469,730)	—	—
Costs incurred on acquisition of subsidiary		(8,430)	—	—
Advances to unrelated parties		—	—	(80,000)
Net cash flows (used in) / from investing activities		(353,191)	(47,399)	94,010

Cash flows used in financing activities
Repayment of hire purchase principal		(192,591)	(528,899)	(502,505)
Net cash flows used in financing activities		(192,591)	(528,899)	(502,505)
Net increase / (decrease) in cash and cash equivalents		(5,469,273)	(153,528)	2,188,751
Cash and cash equivalents at beginning of year		13,370,772	13,783,750	11,885,247
Net foreign exchange difference		(74,597)	(259,450)	(290,248)
Cash and cash equivalents at end of year	9	7,826,902	13,370,772	13,783,750

F5

NOTES TO THE FINANCIAL STATEMENTS

For the year ended June 30, 2009

1.      CORPORATE INFORMATION

The Financial Report of Genetic Technologies Limited (the “Company”) for the year ended June 30, 2009 was authorized for issue in accordance with a resolution of the Directors dated November 24, 2009.  Genetic Technologies Limited is incorporated in Australia and is a company limited by shares.  The Company’s ordinary shares are publicly traded on the Australian Securities Exchange under the symbol GTG and, via Level II American Depositary Receipts, on the NASDAQ Global Market under the ticker GENE.

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)    Basis of preparation

This general purpose Financial Report has been prepared in accordance with Australian Accounting Standards, other authoritative pronouncements of the Australian Accounting Standards Board and the Corporations Act 2001.

Compliance with IFRS

The Financial Report complies with Australian Accounting Standards as issued by the Australian Accounting Standards Board and International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.

Historical cost convention

These financial statements have been prepared under the historical cost convention, as modified by the measurement of the available-for-sale investments at fair value.

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

(b)    New accounting standards and interpretations

In respect of the year ended June 30, 2009, the Group has assessed all new accounting standards mandatory for adoption during the current year, noting no new standards which would have a material affect on the disclosure in these financial statements.  There has been no affect on the profit and loss or the financial position of the Group.

Certain International Financial Reporting Standards and interpretations have been issued or amended that are not mandatory for the June 30, 2009 reporting period.  The assessment of the impact of these standards and interpretations which are considered to be of relevance to the Group in future reporting periods is set out below.

•    IAS 1 (Revised): Presentation of Financial Statements and consequential amendments to other International Accounting Standards

IAS 1 (Revised) is applicable to annual reporting periods beginning on or after January 1, 2009.  IAS 1 (Revised) introduces a statement of comprehensive income.  Other revisions include impacts on the presentation of items in the statement of changes in equity, new presentation requirements for restatements or reclassifications of items in the financial statements, changes in the presentation requirements for dividends and changes to the titles of the financial statements.  These amendments are only expected to affect the presentation of the Group’s Financial Report and will not have a direct impact on the measurement and recognition of amounts disclosed in the Financial Report.  The Group has not determined at this stage whether to present a single statement of comprehensive income or two separate statements.

•    IFRS 2 (Revised): Amendments to International Accounting Standard — Share-based Payments: Vesting Conditions and Cancellations

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

F6

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(b)    New accounting standards and interpretations (cont.)

•    Amendment to IAS 39 Financial Instruments: Recognition and measurement

IAS 39 Financial Instruments: Recognition and Measurement has been amended and must be applied retrospectively in accordance with IAS 8 Accounting Policies, Changes in Accounting Estimates and Error.  The amendment makes two significant changes.  It prohibits inflation as a hedgeable component of a fixed rate debt and prohibits the inclusion of time value in the one-side hedged risk when designating options as hedges.  The Group will apply the amended standard from July 1, 2009, if hedging activity is undertaken.

•    IFRS 7 (Revised): Financial Instruments: Disclosures

The amendments to IFRS 7 require enhanced disclosures about fair value measurements and liquidity risk.  In particular, the amendments:

(a)   clarify that the existing fair value disclosure requirements in IFRS 7 must be made separately for each class of financial instrument;

(b)   require disclosure of any change in a method for determining fair value and the reasons for the change;

(c)   introduce a three-level hierarchy for making fair value measurements, as follows:

•   level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;

•   level 2 – inputs, other than quoted prices included within level 1, that are observable for the asset or liability; and

•   level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs);

(d)   require disclosure about the relative reliability of each fair value measurement in the statement of financial position;

(e)   clarify that the current maturity analysis for non-derivative financial instruments should include issued financial guarantee contracts; and

(f)    requires maturity analysis of derivative liabilities based on either how the entity manages the liquidity risk, or its contractual maturity if it is essential for an understanding of the timing of the cash flows (e.g. interest rate swap in a cash flow hedge or loan commitments).

IFRS 7 (Revised) is applicable to annual reporting periods beginning on or after January 1, 2009.  These amendments are only expected to affect the presentation of the Group’s Financial Report and will not have a direct impact on the measurement or recognition of the amounts disclosed in the Financial Report.

•    IFRS 9 Financial Instruments

On November 12, 2009, the International Accounting Standards Board published the first phase of IFRS 9 Financial Instruments, the accounting standard that will eventually replace IAS 39 Financial Instruments: Recognition and Measurement and is applicable to annual reporting periods beginning on or after January 1, 2013.  The Standard introduces a number of significant changes in the classification and measurement of financial assets.  It requires that at initial recognition, all financial assets are measured at fair value (plus transaction costs for those items measured at amortised cost).  For subsequent measurement of debt instruments, the financial assets are classified as amortised cost or fair value on the basis of both the entity’s business model for managing the financial assets and the contractual cash flow characteristics of the financial assets.  Debt instruments may be subsequently measured at amortised cost if the asset is held within a business model whose objective is to hold the assets to collect the contractual cash flows and the contractual terms of the financial asset give rise, on specified dates, to cash flows that are solely payments of principal and interest on the principal amount.

The Standard also requires that all financial assets that are equity investments be measured at fair value either through Other Comprehensive Income (“OCI”) or profit and loss.  This is an irrevocable choice the entity makes by instrument unless the equity investments are held for trading, in which case they must be measured at fair value through profit and loss.  The Group has not yet determined the extent of the impact of this Standard, if any.

•    Improvements to IFRSs

Certain improvements to IFRSs are applicable to annual reporting periods beginning on or after January 1, 2009 except for amendments to IFRS 5, which are effective from July 1, 2009.  The improvements project is an annual project that provides a mechanism for making non-urgent, but necessary, amendments to IFRSs.  The IASB has separated the amendments into two parts: Part 1 deals with changes the IASB has identified which result in accounting changes; whilst Part II deals with either terminology or editorial amendments that the IASB believes will have minimal impact.  The Group has not yet determined the extent of the impact of the amendments, if any.

F7

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(b)     New accounting standards and interpretations (cont.)

•    IAS 27 (Revised): Consolidated and Separate Financial Statements

IAS 27 (Revised) is applicable to reporting periods beginning on or after July 1, 2009.  Under the revised standard, a change in the ownership interest of a subsidiary (that does not result in loss of control) will be accounted for as an equity transaction.  If the Group changes its ownership interest in existing subsidiaries in the future, the change will be accounted for as an equity transaction.  This will have no impact on goodwill, nor will it give rise to a gain or a loss in the Group’s income statement.

•    IFRS 3 (Revised): Business Combinations

IFRS 3 (Revised) is applicable to annual reporting periods beginning on or after July 1, 2009.  The revised standard introduces a number of changes to the accounting for business combinations, the most significant of which allows entities a choice for each business combination entered into - to measure a non-controlling interest (formerly a minority interest) in the acquiree either at its fair value or at its proportionate interest in the acquiree’s net assets.  This choice will effectively result in recognising goodwill relating to 100% of the business (applying the fair value option) or recognising goodwill relating to the percentage interest acquired.  The changes apply prospectively.  The Group will apply the revised standards prospectively to all business combinations and transactions with non-controlling interests from July 1, 2009.

•    IAS 23 (Revised): Borrowing Costs and consequential amendments to other Australian Accounting Standards

IAS 23 (Revised) is applicable to annual reporting periods beginning on or after January 1, 2009.  These amendments to IAS 23 (Revised) require that all borrowing costs associated with a qualifying asset be capitalized.  There will be no impact on the Financial Report of the Group, as the Group does not have any borrowing costs.

•    IAS 27 (Revised): Cost of an Investment in a Subsidiary, Jointly Controlled Entity or Associate

IAS 27 (Revised) has been amended by deleting the “cost method” and requiring all dividends from a subsidiary, jointly controlled entity or associate to be recognized in profit or loss in an entity’s separate financial statements (i.e. parent company accounts).  The distinction between pre- and post-acquisition profits is no longer required.  However, the payment of such dividends requires the entity to consider whether there is an indicator of impairment.  IAS 27 (Revised) has also been amended to effectively allow the cost of an investment in a subsidiary, in limited reorganizations, to be based on the previous carrying amount of the subsidiary (that is, share of equity) rather than its fair value.  The application of these amendments will not have any material impact on the Financial Report of the Group and the parent entity.  However, if the Group enters into any group reorganization establishing new parent entities, an assessment will need to be made to determine if the reorganization meets the conditions imposed to be effectively accounted for on a “carry-over basis” rather than at fair value.  IAS 27 (Revised) is applicable to annual reporting periods beginning on or after July 1, 2009.

•    Further amendments to IFRSs

The amendments to some Standards result in accounting changes for presentation, recognition or measurement purposes, while some amendments that relate to terminology and editorial changes are expected to have no or minimal effect on accounting except for the following:

(a)   The amendment to IAS 17 removes the specific guidance on classifying land as a lease so that only the general guidance remains.  Assessing land leases based on the general criteria may result in more land leases being classified as finance leases and if so, the type of asset which is to be recorded (intangible vs. property, plant and equipment) needs to be determined.

(b)   The amendment to IAS 1 stipulates that the terms of a liability that could result, at anytime, in its settlement by the issuance of equity instruments at the option of the counterparty do not affect its classification.

(c)   The amendment to IAS 7 explicitly states that only expenditure that results in a recognised asset can be classified as a cash flow from investing activities.

(d)   The amendment to IAS 18 provides additional guidance to determine whether an entity is acting as a principal or as an agent.  The features indicating an entity is acting as a principal are whether the entity:

•   has primary responsibility for providing the goods or service;

•   has inventory risk;

•   has discretion in establishing prices; and

•   bears the credit risk.

The above amendments are applicable to annual reporting periods beginning on or after January 1, 2010.  The Group has not yet determined the extent of the impact of these amendments, if any.

F8

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(c)    Basis of consolidation

The consolidated financial statements comprise the financial statements of Genetic Technologies Limited and its subsidiaries (collectively the “Group”).  The financial statements of subsidiaries are prepared for the same reporting period as the parent, using consistent accounting policies.  Adjustments are made to bring into line any dissimilar accounting policies that may exist.  All intercompany balances and transactions, including unrealized profits arising from intra-group transactions, have been eliminated in full.  Unrealized losses are eliminated unless costs cannot be recovered.

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

(d)    Foreign currency translation

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

The functional currencies of the Company’s four overseas subsidiaries are as follows:

Gtech International Resources Limited — Canadian dollars (CAD)

Genetic Technologies (Beijing) Limited — Chinese yuan (CNY)

GeneType AG — Swiss francs (CHF)

GeneType Corporation — United States dollars (USD)

As at the reporting date, the assets and liabilities of these overseas subsidiaries are translated into the presentation currency of Genetic Technologies Limited at the rate of exchange ruling at the balance sheet date and the income statements are translated at the weighted average exchange rates for the period.  The exchange differences arising on the retranslation are taken directly to a separate component of equity.  On disposal of a foreign entity, the deferred cumulative amount recognized in equity relating to that particular foreign operation is recognized in the income statement.

(e)    Fair value estimation

The fair value of financial instruments that are not traded in an active market (for example, non-listed equity securities classified as available-for-sale investments) is determined using valuation techniques, including the last price at which shares were issued to third parties, where amounts are reliably measured.  The Group uses various methods and makes assumptions that are based on market conditions existing at each balance date.  Information including quoted market prices and details of recent capital raisings is used to determine fair value for these remaining financial instruments.  Available-for-sale investments are measured at approximate market value, where fair value cannot be reliably determined.

The carrying values less impairment provisions of trade receivables are assumed to approximate their fair values due to their short-term nature.

(f)     Segment reporting

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

(g)    Earnings per share

Basic EPS is calculated as the net loss attributable to members divided by the weighted average number of ordinary shares.

F9

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(h)    Change in Income Statement presentation

As a result of the Group’s increased focus on genetic testing services, the classification of revenues within the consolidated statement of income changed in fiscal 2009.  “License fees received” and “Royalties and annuities received” have been reclassified from “Operating revenue” to “Other revenue” for all years presented to reflect this change in Management’s operational focus.  In addition, a standard costing system was implemented effective July 1, 2008 which has allowed the Group to estimate “Costs of sales” and measure “Gross profit from operations” by calculating the direct labour and materials used in each of the genetic tests sold.  Although such a change in expense classification requires reclassification of prior year information, cost of sales information was not collected in prior periods in a way that allows the reclassification of prior year expenses.  Furthermore, changes in the Group’s overall cost structure in fiscal 2009 do not allow the use of 2009 cost of sales information as a basis for estimating fiscal 2008 and 2007 cost of sales information.  Therefore the Group has determined it is not practicable to recreate the information for use in presenting cost of sales and gross profit from operations for fiscal 2008 and 2007.  In the event that costs of sales were reclassified in prior years, “Gross profit from operations”, “Employee benefits expense” and “Genetic testing expenses” would be lower than currently reported.  Cost of sales information has also not been captured in respect of Frozen Puppies Dot Com Pty. Ltd., as the business was acquired during fiscal 2009, however, such information will be provided as from July 1, 2009.

(i)     Revenue recognition

Revenues are recognized to the extent that it is probable that the economic benefits will flow to the entity and the revenues can be reliably measured.  Revenues are recognized at the fair value of the consideration received or receivable net of the amounts of goods and services tax (GST).  The following specific recognition criteria must also be met before revenue is recognized:

Rendering of testing services

Revenues from the rendering of services are recognized when the services are provided and the fee for the services provided is recoverable.  Service arrangements are of short duration (in most cases less than three months).

License fees received

License fee income is recorded on the execution of a binding agreement where the Group has no future obligations, income is fixed and determinable, and collection is reasonably assured.  The Group does not grant refunds to its customers.  Refer also to Note 2(z).

Royalties and annuities received

The Group licenses the use of its patented genetic technologies.  Royalties and annuities arising from these licenses are recognized when earned in accordance with the substance of the agreement, in cases where no future performance is required by the Group and collection is reasonably assured.

Interest received

Revenue is recognized as the interest accrues using the effective interest method.  Interest charged on loans to related parties is charged on commercial and arm’s-length terms and conditions.

Research and development grants received

The Group receives non-refundable non-Government grants that assist it to fund specific research and development projects.  These grants generally provide for the reimbursement of approved costs incurred as defined in the various agreements.

(j)     Share-based payment transactions

The Group provides benefits to Group employees in the form of share-based payment transactions, whereby employees render services and receive rights over shares (“equity-settled transactions”).  There is currently a Staff Share Plan in place to provide these benefits to executives and employees and the cost of these transactions is measured by reference to the fair value at the date they are granted.  The fair value is determined by an external valuer using a Black-Scholes option pricing model.

In valuing equity-settled transactions, no account is taken of any non-market performance conditions.  The cost of equity-settled transactions is recognized, together with a corresponding increase in equity, over the period in which the relevant vesting conditions are fulfilled, ending on the date that the relevant employees become fully entitled to the award (“vesting date”).  The cumulative expense recognized for equity-settled transactions at each reporting date until vesting date reflects (i) the extent to which the vesting period has expired; and (ii) the number of awards that, in the opinion of the Directors of the Group, will ultimately vest.  This opinion is formed based on the best information available at balance date.

F10

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(j)     Share-based payment transactions (cont.)

No expense is recognized for any awards that do not ultimately vest.  Where the terms of an equity-settled award are modified, as a minimum an expense is recognized as if the terms had not been modified.  In addition, an expense is recognized for any increase in the value of the transaction as a result of the modification, as measured at the date of modification.  Where an equity-settled award is cancelled, it is treated as if it had vested on the date of cancellation, and any expense not yet recognized for the award is recognized immediately.  However, if a new award is substituted for the cancelled award, and designated as a replacement award on the date that it is granted, the cancelled and new award are treated as if they were a modification of the original award, as described in the previous paragraph.  Where appropriate, the dilutive effect of outstanding options is reflected as additional share dilution in the computation of diluted earnings per share.

The Group’s policy is to treat the share options of terminated employees as forfeitures.

(k)    Income tax

The income tax expense or revenue for the period is the tax payable on the current period’s taxable income based on the national income tax rate for each jurisdiction adjusted by changes in deferred tax assets and liabilities attributable to temporary differences and unused tax losses.

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements.  However, the deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that, at the time of the transaction, affects neither accounting nor taxable profit or loss.  Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.  Deferred tax assets are recognized for deductible temporary differences and unused tax losses only if it is probable that future taxable amounts will be available to utilize those temporary differences and losses.

Deferred tax liabilities and assets are not recognized for temporary differences between the carrying amount and tax bases of investments in controlled entities where the parent entity is able to control the timing of the reversal of the temporary differences and it is probable that the differences will not reverse in the foreseeable future.  Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets and liabilities and when the deferred tax balances relate to the same taxation authority.  Current tax assets and tax liabilities are offset where the entity has a legally enforceable right to offset and intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.  Current and deferred tax balances attributable to amounts recognized directly in equity are also recognized directly in equity.

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

In addition to its own current and deferred tax amounts, Genetic Technologies Limited also recognizes the current tax liabilities (or assets) and the deferred tax assets arising from unused tax losses and unused tax credits assumed from subsidiaries in the tax consolidated group.

Assets or liabilities arising under tax funding agreements with the tax consolidated entities are recognized as amounts receivable from or payable to other entities in the Group.  Details about the tax funding agreement are disclosed in Note 7.  Any difference between the amounts assumed and amounts receivable or payable under the tax funding agreements are recognized as a contribution to (or distribution from) wholly-owned tax subsidiaries.

(l)     Withholding tax

The Group generates revenues from the granting of licenses to parties resident in overseas countries.  Such revenues may be subject to the deduction of local withholding tax.  In certain cases, these revenues are paid to the Group without appropriate withholding tax having been deducted.  Accordingly, the Group recognizes a provision in respect of the Directors’ best estimate of the amounts which may be payable.

(m)   Finance costs

Finance costs are recognized as an expense when incurred.

F11

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(n)    Other taxes

Revenues, expenses and assets are recognized net of the amount of Goods and Services Tax (GST) except where the GST incurred on a purchase of goods and services is not recoverable from the taxation authority, in which case the GST is recognized as part of the cost of acquisition of the asset or as part of the expense item as applicable; and receivables and payables are stated with the amount of GST included.  The net amount of GST recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the balance sheet.

Cash flows are included in the cash flow statement on a gross basis and the GST component of cash flows arising from investing and financing activities, which is recoverable from, or payable to, the taxation authority are classified as operating cash flows.  Commitments and contingencies are disclosed net of the amount of GST recoverable from, or payable to, the taxation authority.

(o)    Cash and cash equivalents

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

(p)    Trade and other receivables

Trade receivables, which are non-interest bearing and generally have terms of between 30 to 90 days, are recognized and carried at original invoice amount less an allowance for any uncollectible amounts.  An allowance for doubtful debts is made when there is objective evidence that a receivable is impaired.  Such evidence includes an assessment of the debtor’s ability and willingness to pay the amount due.  The amount of the allowance/impairment loss is measured as the difference between the carrying amount of the trade receivables and the estimated future cash flows expected to be received from the relevant debtors.  Details regarding interest rate and credit risk of current receivables are disclosed in Note 36.

(q)    Consumables

Consumables principally comprise laboratory and other supplies and are valued at the lower of cost and net realizable value.  Consumable costs are recognized as the purchase price of items from suppliers plus freight inwards and any applicable landing charges.  Costs are assigned on the basis of weighted average costs.

(r)     Restricted security deposits

Restricted security deposits include cash deposits held as security for the performance of certain contractual obligations.

(s)     Investments and other financial assets

All investments are initially recognized at cost, being the fair value of the consideration given plus directly attributable transaction costs.  Other investments, which are classified as available-for-sale, are measured at fair value if this can reliably be determined or at cost where fair value cannot be reliably determined.  Gains or losses on available-for-sale investments are recognized as a separate component of equity until the investment is sold, or otherwise disposed of, or until the investment is determined to be impaired, at which time the cumulative gain or loss previously reported in equity is included in the income statement.

Available-for-sale investments

Available-for-sale investments consist of investments in ordinary shares which have no fixed maturity date or coupon rate.  After initial recognition, available-for-sale securities are measured at fair value with gains or losses being recognized as a separate component of equity until such time as the investment is either derecognized or is determined to be impaired, at which time the cumulative gain or loss previously recognized in equity is recognized in profit or loss.  The fair values of investments that are actively traded in organized financial markets are determined by reference to the quoted market bid prices applicable as at the close of business on the balance sheet date.

The fair value of unlisted available-for-sale investments has been estimated using valuation techniques based on assumptions that are not supported by observable market prices or rates.  Management believes the estimated fair values (where reliably measured) resulting from the valuation techniques and recorded in the balance sheet are reasonable and the most appropriate at the balance sheet date.  Any related changes in fair values are directly recorded in equity.  Available-for-sale investments are measured at approximate market value, where fair value cannot be reliably determined.

F12

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(t)     Property, plant and equipment

Plant and equipment is stated at cost less accumulated depreciation and any impairment in value.  Depreciation is calculated on either a straight-line or diminishing value basis over the estimated useful life of the respective asset as follows:

Laboratory / veterinary equipment – 3 to 5 years	Equipment under hire purchase – 3 years
Computer equipment – 2 to 5 years	Leasehold improvements – lease term, being between 4 and 10 years
Office equipment – 2 to 5 years

Costs relating to day-to-day servicing of any item of property, plant and equipment, which may include the cost of small parts, are recognized in profit or loss as incurred.  The cost of replacing larger parts of some items of property, plant and equipment are capitalized when incurred and depreciated over the period until their next scheduled replacement.

(u)    Intangible assets

Patents

Patents held by the Group are used in the licensing, testing and research areas and are carried at cost and amortized on a straight-line basis over their useful lives, being from 5 to 10 years.  External costs incurred in filing and protecting patent applications, for which no future benefit is reasonably assured, are expensed as incurred.

Research and development costs

Costs relating to research and development activities are expensed as incurred.  An intangible asset arising from development expenditure on an internal project is recognized only when the Group can demonstrate the technical feasibility of completing the intangible asset so that it will be available for use or sale, its intention to complete and its ability to use or sell the asset, how the asset will generate future economic benefits, the availability of resources to complete the development and the ability to measure reliably the expenditure attributable to the intangible asset during its development.  To date, all development costs have been expensed as incurred as their recoverability cannot be regarded as assured.

(v)     Goodwill

Goodwill on acquisition is initially measured at cost, being the excess of the cost of the business combination over the acquirer’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities.  Following its initial recognition, goodwill is measured at cost less any accumulated impairment losses.  Goodwill is not amortized.

Goodwill is reviewed for impairment at each reporting date, or more frequently if events or changes in circumstances indicate that the carrying value may be impaired.  Impairment is determined by assessing the recoverable amount of the cash-generating unit to which the goodwill relates.  Where the recoverable amount of the cash-generating unit is less than the carrying amount,  an impairment loss is recognized.

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

For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Group’s cash-generating units, or groups of cash-generating units, that are expected to benefit from the synergies of the combination, irrespective of whether other assets or liabilities of the Group are assigned to those units or groups of units.  Each unit or group of units to which the goodwill is so allocated represents the lowest level within the Group at which the goodwill is monitored for internal management purposes and is not larger than an operating segment in accordance with IFRS 8 Operating Segments.

(w)    Impairment of assets (other than goodwill)

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

F13

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(w)    Impairment of assets (other than goodwill) (cont.)

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.  Impairment losses relating to operations are recognized in those expense categories consistent with the function of the impaired asset unless the asset is carried at its revalued amount (in which case the impairment loss is treated as a revaluation decrease).

An assessment is made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased.  If such indication exists, the recoverable amount is estimated.  A previously recognized impairment loss is reversed only if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized.  If so, the carrying amount of the asset is increased to its recoverable amount.  The increased amount cannot exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years.  Such reversal is recognized in profit or loss unless it reverses a decrement previously charged to equity, in which case the reversal is treated as a revaluation increase.  After such a reversal, the depreciation charge is adjusted in future periods to allocate the asset’s revised carrying amount, less any residual value, on a systematic basis over its remaining useful life.

(x)    Trade and other payables

Trade payables and other payables are carried at amortized cost and represent future liabilities for goods and services provided to the Group prior to the end of the financial year that are unpaid and arise when the Group becomes obliged to make future payments in respect of the purchase of these goods and services.  Trade payables and other payables generally have terms of between 30 and 60 days.

(y)    Leases and hire purchase agreements

Finance leases and hire purchase agreements, which transfer to the Group substantially all the risks and benefits incidental to ownership of the leased item, are capitalized at the inception of the lease at the fair value of the leased property or, if lower, at the present value of the minimum lease payments.

Lease and hire purchase payments are apportioned between finance charges and a reduction of the associated liability so as to achieve a constant rate of interest on the remaining balance of the liability.  Finance charges are recognized as an expense in profit or loss.  Capitalized leased assets and assets under hire purchase are depreciated over the shorter of the estimated useful life of the asset or the term of the agreement.  Leases where the lessor retains substantially all the risks and benefits of ownership of the asset are classified as operating leases.  Operating lease payments are recognized as an expense in the income statement on a straight-line basis over the lease term.

(z)    Deferred revenue

Genetic testing revenues

The Group operates testing laboratories which provide genetic testing services.  The Group recognizes revenue from the provision of testing services when the testing services have been completed.  Fees received in advance of the testing process are deferred until such time as the Group completes its performance obligations.

License revenues and annuities

License revenues received in respect of future accounting periods are deferred until the Group has fulfilled its obligations under the terms of the agreement.  Where deferred revenue relates to a license agreement with a specific term but the Group has no future performance obligations, the revenue is recognized on a straight-line accruals basis over the term in accordance with the substance of the agreements.  Where revenue has been deferred because the Group has future performance obligations, revenue is recognized as the Group’s performance obligations are satisfied.  Any costs incurred relating to this future revenue are also deferred.

Where a licence agreement provides for the payment of regular annuities to the Group and the licensee has the right to terminate the agreement prior to the payment of those annuities with no penalty, the Group does not recognize revenue until such time as the associated cash payments are received, as it is not considered probable that the benefits of the transaction will flow to the Group until cash collection is made.  Where such annuities are paid in advance, the revenue is allocated on a pro-rata basis with the balance being reflected in the balance sheet as a deferred revenue liability.

Grant revenues

Grants are recognized when there is reasonable assurance that the grant will be received and all attaching conditions will be complied with.  When the grant relates to an expense item, it is recognized as income over the periods necessary to match the grant on a systematic basis to the costs that it is intended to compensate.  When the grant relates to an asset, the fair value is credited to a deferred income account and is released to the income statement over the expected useful life of the relevant asset by equal annual instalments.

F14

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(aa)  Provisions

Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.  Where the Group expects some or all of a provision to be reimbursed, the reimbursement is recognized as a separate asset but only when the reimbursement is virtually certain.  The expense relating to any provision is presented in the income statement net of any reimbursement.  If the effect of the time value of money is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.  Where discounting is used, the increase in the provision due to the passage of time is recognized as a finance cost.

(ab)  Employee benefits

Provision is made for employee benefits accumulated as a result of employees rendering services up to the reporting date.  These benefits include wages and salaries, annual leave and long service leave.  Liabilities arising in respect of wages and salaries, annual leave and any other employee benefits expected to be settled within twelve months of the reporting date are measured at their nominal amounts based on remuneration rates which are expected to be paid when the liability is settled.  All other employee benefit liabilities are measured at the present value of the estimated future cash outflow to be made in respect of services provided by employees up to the reporting date using the projected unit credit method.  Any unused sick leave is forfeited and not accumulated at year end.  Expenses for non-accumulating sick leave are recognized when the leave is taken during the year and are measured at rates paid or payable.

In determining the present value of future cash outflows, the market yield as at the reporting date on national government bonds, which have terms to maturity approximating the terms of the related liability, are used.  Employee benefits expenses and revenues arising in respect of wages and salaries, non-monetary benefits, annual leave, long service leave and other leave benefits and other types of employee benefits are recognized against profits on a net basis in their respective categories.

(ac)  Contributed equity

Issued and paid up capital is recognized at the fair value of the consideration received by the Group.  Any transaction costs arising on the issue of ordinary shares are recognized directly in equity as a deduction, net of tax, of the share proceeds received.  The Group has a share-based payment option scheme under which options to subscribe for the Group’s shares have been granted to certain executives and other employees (refer Note 31).

(ad)  Interest in joint venture operation

The Group’s interest in its joint venture operation is accounted for by recognizing the Group’s assets and liabilities from the joint venture, as well as expenses incurred by the Group and the Group’s share of income earned from the joint venture, in the consolidated financial statements.

3.      SIGNIFICANT ACCOUNTING ESTIMATES AND JUDGEMENTS

Estimates and judgements are evaluated and are based on historical experience and other factors, including expectations of future events that may have a financial impact on the Group and that are believed to be reasonable under the circumstances.

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

Impairment of intangible assets and goodwill

The Group determines whether intangible assets with indefinite useful lives, including goodwill, are impaired on at least a bi-annual basis, in accordance with the accounting policies stated in Notes 2(u) and 2(v).  This process requires an estimation to be made of the recoverable amount of the cash-generating units to which the respective assets are allocated.  These calculations require the use of assumptions which are detailed in Note 15.

Useful lives of assets

The estimation of the useful lives of assets has been based on historical experience as well as lease terms (for leased equipment) and patent terms (for patents).  In addition, the condition of the assets is assessed at least annually and considered against the remaining useful life and adjustments to useful lives are made when considered necessary.  Depreciation and amortization expenses are detailed in Note 6.

F15

3.      SIGNIFICANT ACCOUNTING ESTIMATES AND JUDGEMENTS (cont.)

(a)     Significant accounting estimates and assumptions (cont.)

Share-based payments transactions

The Group measures the cost of equity-settled transactions with employees by reference to the value of the equity instruments at the date on which they are granted.  The fair value is determined by an external valuer using a Black-Scholes options pricing model, using the assumptions detailed in Note 31.

Income and withholding taxes

The Group is subject to income and withholding taxes in both Australia and jurisdictions where it has foreign operations.  Significant judgement is required in determining the worldwide provision for income and withholding taxes.  There are many transactions and calculations undertaken during the ordinary course of business for which the ultimate tax determination is uncertain.  Where the final outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current, deferred and withholding tax provisions in the period in which such determination is made (refer Notes 2(k), 2(l) and 2(n)).  In addition, the Group has considered the recognition of deferred tax assets relating to carried forward tax losses to the extent there are sufficient taxable temporary differences (deferred tax liabilities) relating to the same taxation authority and the same subsidiary against which the unused tax losses can be utilized.  However, utilization of the tax losses also depends on the ability of the entity to satisfy certain tests at the time the losses are recouped.

(b)     Significant judgements in applying the entity’s accounting policies

Research and development costs

An intangible asset arising from development expenditure on an internal project is recognized only when the Group can demonstrate the feasibility of completing the intangible asset so that it will be available for use or sale, its intention to complete and its ability to use or sell the asset, how the asset will generate future economic benefits, the resources available to complete the development and the ability to measure reliably the expenditure attributable to the intangible asset during its development.  To date, development costs have been expensed as incurred as their recoverability cannot be regarded as assured.  In addition to the costs incurred by the Group’s research and development group, costs of clinical trials are also included.  The costs of research and development are expensed in full in the period in which they are incurred.  The Group will only capitalize its development expenses when the specific milestones are met and when the Group is able to demonstrate that future economic benefits are probable.

4.      OTHER REVENUE

(Australian dollars)	2009	2008	2007
	$	$	$
License fees received (note)	3,693,866	9,817,710	8,475,703
Royalties and annuities received	1,697,848	913,033	2,596,985
Interest received	589,594	920,299	488,980
Rental recovery	30,613	31,945	31,945
Miscellaneous revenue	93	6,133	1,684

Total other revenue	6,012,014	11,689,120	11,595,297

Note:   License fees received includes credits drawn down under the Supply Agreement with Applera Corporation (refer Note 27) of $2,047,207 (2008: $1,057,135; 2007: $1,142,086).

5.      OTHER INCOME

Grants received and related income	338,724	178,998	315,486
Net gain on disposal of joint venture interest	185,000	—	—
Net gain on disposal of plant and equipment	100,811	17,608	—
Reversal of provision for rehabilitation expenses	94,987	—	—
Net foreign exchange gains	68,007	—	—
Write-back of provision for diminution of loan	—	80,000	—
Net gain on disposal of business	—	—	25,000

Total other income	787,529	276,606	340,486

Net gain on disposal of plant and equipment
Proceeds from sale	338,269	70,611	—
Less: carrying value at date of sale	(237,458)	(53,003)	—

Net gain on disposal of plant and equipment	100,811	17,608	—

F16

6.      EXPENSES

(Australian dollars)	2009	2008	2007
	$	$	$
Cost of sales
Consumables used	1,524,881	—	—
Direct labour costs	501,785	—	—
Consumables written off	177,173	—	—

Total cost of sales	2,203,839	—	—

Note:    Refer also Note 2(h) in relation to information regarding the treatment of cost of sales.

Employee benefits expenses
Wages and salaries	4,206,580	4,255,535	3,573,292
Consulting fees	763,490	863,538	792,759
Superannuation	382,666	368,978	312,730
Termination benefits	345,000	82,500	87,500
Directors’ fees	286,194	316,260	188,674
Payroll tax	266,783	213,077	174,401
Staff recruitment, training and amenities	132,841	255,964	151,636
Fringe benefits tax	67,940	36,841	—
Workers’ compensation costs	31,552	11,740	17,746
Share-based payments (credit) / expense	(43,497)	164,533	257,906

Total employee benefits expenses	6,439,549	6,568,966	5,556,644

Amortization and depreciation expenses
Patents	2,947,337	3,544,000	3,412,482
Laboratory / veterinary equipment	726,704	670,417	479,079
Equipment under hire purchase	187,678	392,573	537,335
Computer equipment	78,890	113,129	144,778
Office equipment	24,449	19,750	14,576
Leasehold improvements	21,602	15,286	14,742
Motor vehicles	1,336	—	—

Total amortization and depreciation expenses	3,987,996	4,755,155	4,602,992

Impairment losses and other write-downs
Impairment loss on available-for-sale investments	245,959	—	—
Doubtful debts expense	71,357	—	—
Bad debts written off	709	—	—
Impairment loss on patents	—	2,378,000	1,150,000
Write-down of loans to other parties	—	—	80,000
Write-down of plant and equipment	—	—	76,960

Total impairment losses and other write-downs	318,025	2,378,000	1,306,960

Finance costs
Other finance costs	50,232	34,725	24,540
Interest paid	39,267	32,038	66,389

Total finance costs	89,499	66,763	90,929

Other expenses
Operating lease payments	428,102	453,933	445,384

F17

7.      INCOME TAX

(Australian dollars)	2009	2008	2007
	$	$	$
Income tax expense
Current tax	—	—	—
Deferred tax	—	—	—

Aggregate income tax expense	—	—	—

Reconciliation of income tax expense to prima facie tax payable
Loss before income tax expense	(7,858,321)	(5,451,638)	(4,345,702)

Tax at the Australian tax rate of 30% (2008: 30%; 2007: 30%)	(2,357,496)	(1,635,491)	(1,303,711)

Tax effect amounts which are not deductible / (taxable) in calculating taxable income

Share-based payments expense	(13,049)	49,360	77,372
Research and development expenses	(300,000)	(300,000)	(206,646)
Withholding tax expense	26,886	28,357	79,317
Other non-deductible items	3,559	8,704	26,690

	(2,640,100)	(1,849,070)	(1,326,978)

Tax effect of adjustments relating to temporary differences

Amortization, impairment and depreciation expenses	1,196,399	1,894,372	1,622,603
Net movements in provisions	(7,579)	44,145	(202,337)
Settlement proceeds from Applera Corporation	(614,162)	(317,141)	(342,627)
Other	(117,256)	(5,964)	225,153
Tax losses now utilized	—	—	—
Tax losses not recognized	2,182,698	233,658	24,186

Income tax expense	—	—	—

Deferred tax assets
Withholding tax	370,346	326,361	324,837
Deferred revenue	68,702	41,682	96,395
Applera settlement	922,847	1,537,010	1,910,790
Intangible assets	562,004	—	—
Doubtful debts	33,900	—	24,000
Amortization of hire purchase assets	187,678	392,573	537,335
Provisions	220,299	227,878	183,733
Other	—	—	34,567

Total deferred tax assets	2,365,776	2,525,504	3,111,657

Set-off of deferred tax liabilities pursuant to set-off provisions (refer below)	—	(223,898)	(1,947,198)

Deferred tax assets on temporary differences not brought to account	(2,365,776)	(2,301,606)	(1,164,459)

Total net deferred tax assets	—	—	—

F18

7.      INCOME TAX (cont.)

(Australian dollars)	2009	2008	2007
	$	$	$
Deferred tax liabilities
Intangible assets	—	(223,898)	(1,947,198)

Total deferred tax liabilities	—	(223,898)	(1,947,198)

Tax losses
Unused tax losses for which no deferred tax asset has been recognized	28,566,045	21,290,385	19,245,772

Deferred tax asset @ 30%	8,569,813	6,387,116	5,773,732

Subject to the Group continuing to meet relevant statutory tests, the tax losses are available for offset against future taxable income.

Tax consolidation legislation

Genetic Technologies Limited and its wholly-owned Australian subsidiaries implemented the tax consolidation legislation as from July 1, 2003.  The accounting policy in relation to this legislation is set out in Note 2(k).

The entities in the tax consolidated group have entered into a Tax Sharing Agreement which, in the opinion of the Directors, limits the joint and several liabilities of the wholly-owned entities in the case of a default by the head entity, Genetic Technologies Limited.

The entities have also entered into a Tax Funding Agreement under which the wholly-owned entities fully compensate Genetic Technologies Limited for any current tax payable assumed and are compensated by Genetic Technologies Limited for any current tax receivable and deferred tax assets relating to unused tax losses or unused tax credits that are transferred to Genetic Technologies Limited under the tax consolidation legislation.  The funding amounts are determined by reference to the amounts recognized in the subsidiaries’ financial statements.

The amounts receivable or payable under the Tax Funding Agreement are due upon receipt of the funding advice from the head entity, which is issued as soon as practicable after the end of each financial year.  During the year ended June 30, 2008, Genetic Technologies Limited assumed $1,344,005 of losses from members of the tax consolidated group (2009: $nil; 2007: $nil).  Payment for these amounts has been settled through the intercompany account in accordance with the Tax Funding Agreement.

As at June 30, 2009, there are no unrecognized temporary differences associated with the Group’s investments in subsidiaries or joint venture, as the Group has no liability for additional taxation should unremitted earnings be remitted (2008: $nil).

8.      LOSS PER SHARE

The following reflects the income and share data used in the calculations of basic and diluted loss per share:

(Australian dollars)	2009	2008	2007
	$	$	$
Loss for the year	(7,858,321)	(5,451,638)	(4,345,702)
Loss attributable to minority interests	17,248	5,549	17,159

Loss used in calculating loss per share	(7,841,073)	(5,446,089)	(4,328,543)

Weighted average number of ordinary shares used in calculating loss per share	373,906,149	362,389,899	362,389,899

There have been no other transactions involving ordinary or potential ordinary shares between the reporting date and the date of these financial statements.

None of the 4,400,000 (2008: 11,175,602; 2007: 12,577,500) options are considered to be dilutive for the purposes of calculating diluted loss per share and have therefore been excluded from the weighted average number of shares.

F19

9.      CASH AND CASH EQUIVALENTS

(Australian dollars)	2009	2008	2007
	$	$	$
Reconciliation of cash and cash equivalents
Cash at bank and on hand	3,076,902	5,490,846	11,303,764
Short-term deposits	4,750,000	7,429,926	2,029,986

Current cash and cash equivalents	7,826,902	12,920,772	13,333,750
Current cash deposits (refer note)	—	450,000	450,000

Total cash and cash equivalents	7,826,902	13,370,772	13,783,750

Note:   As at June 30, 2008 and 2007, cash amounting to $450,000 was held on deposit as security for a bank guarantee (refer Note 12).  As at June 30, 2009, cash amounting to $301,432 was held on deposit as security for the Company’s hire purchase obligations (refer Notes 17 and 20).

Reconciliation of operating loss

Reconciliation of operating loss after income tax to net cash flows used in or provided by operating activities is as follows:

Operating loss after income tax	(7,858,321)	(5,451,638)	(4,345,702)

Adjust for non-cash items
Amortization and depreciation expenses	3,987,996	4,755,155	4,602,992
Share-based payments (credit) / expense	(43,497)	164,533	257,906
Impairment losses and other write-downs	318,025	2,378,000	1,306,960
Net draw-downs under Applera settlement (Note 27)	(1,801,628)	(602,395)	(747,533)
Net foreign exchange (gains) / losses	(68,007)	254,954	317,497
Net gain on disposal of plant and equipment	(100,811)	(17,608)	33,307
Fair value of listed shares acquired	(85,000)	—	—

Adjust for changes in assets and liabilities
(Increase)/decrease in trade and other receivables	(232,501)	(949,792)	753,678
(Increase)/decrease in prepayments / other assets	410,400	(305,275)	79,485
(Increase)/decrease in other financial assets	68,917	7,781	9,065
Increase/(decrease) in trade and other payables	372,145	222,760	153,274
Increase/(decrease) in deferred revenue	90,067	(182,376)	287,638
Increase/(decrease) in withholding tax payable	43,985	1,524	(275,629)
Increase/(decrease) in provisions	(25,261)	147,147	164,308

Net cash flows (used in) / from operating activities	(4,923,491)	422,770	2,597,246

Financing facilities available

As at June 30, 2009, the following financing facilities had been negotiated and were available:

Total facilities
Hire purchase facility	2,500,000	2,500,000	2,500,000
Credit cards	147,000	145,000	110,000

Facilities used as at reporting date
Hire purchase facility (Note 29)	(373,444)	(298,199)	(523,967)
Credit cards	(22,958)	(32,272)	(19,797)

Facilities unused as at reporting date
Hire purchase facility	2,126,556	2,201,801	1,976,033
Credit cards	124,042	112,728	90,203

Non-cash activities

During the financial year, the Group acquired plant and equipment with an aggregate fair value of $269,420 (2008: $333,444) by means of hire purchase agreements (refer Note 29).  The Group also acquired laboratory equipment with an aggregate fair value of $1,801,628 (2008: $602,345) from draw downs made under the Supply Agreement with Applera Corporation (refer Note 27).

F20

10.           TRADE AND OTHER RECEIVABLES (CURRENT)

(Australian dollars)	2009	2008
	$	$
Trade receivables	1,892,766	1,499,428
Less: provision for doubtful debts	(113,000)	—
Net trade receivables	1,779,766	1,499,428
Other receivables	44,355	96,010
Accrued interest	5,118	1,300
Total current trade and other receivables	1,829,239	1,596,738

Note:         Trade receivables and other receivables include amounts due in European Euros of EUR 90,000 (2008: EUR 90,000), US dollars of USD 82,744 (2008: USD 68,100), Chinese yuan of CNY 4,835 (2008: nil) and Swiss francs of CHF 1,226 (2008: nil).

Refer Note 36 for details of aging, interest rate and credit risks applicable to trade and other receivables for which, due to their short-term nature, their carrying value approximates their fair value.

11.           PREPAYMENTS AND OTHER ASSETS (CURRENT)

Prepayments	144,438	595,558
Consumables at the lower of cost and net realizable value	320,387	261,667
Total current prepayments and other assets	446,825	857,225

12.           PERFORMANCE BOND AND DEPOSITS (CURRENT)

Other deposits	200	200
Deposit for bank guarantee (note)	—	450,000
Performance bond	—	68,917
Total current performance bond and deposits	200	519,117

Note:         As at 30 June 2008, cash amounting to $450,000 was held on deposit as security for a bank guarantee of less than 12 month’s duration. Refer Note 36 for details pertaining to the performance bond and other deposits.

13.           AVAILABLE-FOR-SALE INVESTMENTS (NON-CURRENT)

Listed shares, at fair value	255,000	—
Unlisted shares, at fair value	245,959	207,195
Less: accumulated impairment losses	(245,959)	—
Total non-current available-for-sale investments	255,000	207,195

F21

14.           PROPERTY, PLANT AND EQUIPMENT

(Australian dollars)	2009	2008
	$	$
Laboratory / veterinary equipment, at cost	5,706,939	3,853,103
Less: accumulated depreciation	(3,266,741)	(2,630,340)
Net laboratory / veterinary equipment	2,440,198	1,222,763
Computer equipment, at cost	799,595	726,020
Less: accumulated depreciation	(706,404)	(631,150)
Net computer equipment	93,191	94,870
Office equipment, at cost	208,201	162,912
Less: accumulated depreciation	(139,192)	(111,865)
Net office equipment	69,009	51,047
Equipment under hire purchase, at cost	1,803,996	1,895,669
Less: accumulated depreciation	(1,456,175)	(1,605,097)
Net equipment under hire purchase	347,821	290,572
Leasehold improvements, at cost	129,142	92,209
Less: accumulated depreciation	(69,336)	(47,704)
Net leasehold improvements	59,806	44,505
Total net property, plant and equipment	3,010,025	1,703,757
Reconciliation of property, plant and equipment
Opening gross carrying amount	6,729,913	5,897,162
Add: additions purchased during the year	2,282,764	1,023,536
Add: additions from acquisition of subsidiary	301,621	—
Less: disposals made during the year	(666,425)	(190,785)
Closing gross carrying amount	8,647,873	6,729,913
Opening accumulated depreciation	(5,026,156)	(3,952,783)
Add: depreciation expense charged	(1,040,659)	(1,211,155)
Less: disposals made during the year	428,967	137,782
Closing accumulated depreciation	(5,637,848)	(5,026,156)
Total net property, plant and equipment	3,010,025	1,703,757

	Opening		Additions			Closing
	net carrying	Additions	from acq.	Net disposals	Depreciation	net carrying
Asset category	amount	during year	of subsidiary	during year	expense	amount
	$	$	$	$	$	$
Laboratory / veterinary equipment	1,222,763	1,893,851	58,655	(8,367)	(726,704)	2,440,198
Computer equipment	94,870	77,211	—	—	(78,890)	93,191
Office equipment	51,047	32,806	9,605	—	(24,449)	69,009
Equipment under hire purchase	290,572	244,927	—	—	(187,678)	347,821
Leasehold improvements	44,505	33,969	2,934	—	(21,602)	59,806
Motor vehicles	—	—	230,427	(229,091)	(1,336)	—
Totals	1,703,757	2,282,764	301,621	(237,458)	(1,040,659)	3,010,025

F22

15.           INTANGIBLE ASSETS AND GOODWILL

(Australian dollars)	2009	2008
	$	$
Patents (refer notes below)
Patents, at cost	36,319,304	36,059,673
Less: accumulated amortization and impairment losses	(33,292,255)	(30,085,287)
Net patents	3,027,049	5,974,386
Goodwill (refer notes below)
Goodwill, at cost	1,582,491	315,388
Total net intangible assets and goodwill	4,609,540	6,289,774
Reconciliation of patents
Opening gross carrying amount	36,059,673	35,929,621
Adjust for exchange rate movements	259,631	130,052
Closing gross carrying amount	36,319,304	36,059,673
Opening accumulated amortization and impairment losses	(30,085,287)	(24,033,235)
Add: amortization expense charged	(2,947,337)	(3,544,000)
Less: impairment loss (refer notes below)	—	(2,378,000)
Adjust for exchange rate movements	(259,631)	(130,052)
Closing accumulated amortization and impairment losses	(33,292,255)	(30,085,287)
Total net patents	3,027,049	5,974,386
Reconciliation of goodwill
Opening gross carrying amount	315,388	315,388
Add: acquisition of goodwill (refer notes below)	1,267,103	—
Total net goodwill	1,582,491	315,388

Impairment notes

Business combination

The opening net book amount of patents and goodwill were purchased as part of various business combinations completed in previous years.  Goodwill was acquired during the year ended June 30, 2009 from the purchase of Frozen Puppies Dot Com Pty. Ltd. (refer Note 34).

Goodwill

Goodwill is allocated to the Group’s cash-generating units (CGUs) on the basis of the appropriate operating segment.  The Group’s goodwill has been allocated to the canine reproductive services business within the operations segment and is carried at cost.  There is no carrying amount of intangible assets with indefinite useful lives allocated to this segment.  In testing goodwill for impairment, the recoverable amount of a CGU is determined based on fair value less costs to sell.  With regard to the assessment of the value in use of the canine reproductive services business, Management believes that no reasonably possible change in any of the following key assumptions would cause the carrying value of the CGU to materially exceed its recoverable amount.  The Directors have used the following key assumptions in determining the value in use calculations:

•                  Business model - the existing canine reproductive services business model is expected to increase margins based on expenditure forecasts and expected efficiency improvements.  In addition, the acquisition of the business was made less than 12 months ago and has recorded a profit in the 2009 financial year.

•                  Market share - Management expects that growth in the Group’s share of the canine reproductive services market is achievable due to the expansion of facilities and the introduction of new products during the next three years and the benefit of being the major provider of these services in Australia and the surrounding region.

F23

15.           INTANGIBLE ASSETS AND GOODWILL (cont.)

Impairment notes (cont.)

Aggregated impairments

Impairment losses have arisen in prior years in respect of patents held within the research segment that resulted from a lack of progress with the research related to the commercialization of certain applications of the technology covered by these patents.  Management does not consider any other reasonably possible change in assumptions would cause the carrying amount of the CGU to exceed the recoverable amount.  No class of intangible asset or goodwill was impaired during the year ended June 30, 2009.  Further, no change in the useful economic life of these patents was noted.  The remaining amortization period of the patents carried forward ranges between one to three years.

16.           TRADE AND OTHER PAYABLES (CURRENT)

(Australian dollars)	2009	2008
	$	$
Trade payables	1,624,290	1,292,009
Other payables	194,022	228,464
Accrued expenses	340,245	265,939
Total current trade and other payables	2,158,557	1,786,412

Note:         Trade payables and other payables include amounts due in US dollars of USD 193,342 (2008: USD 134,166), Canadian dollars of CAD 10,520 (2008: CAD 5,211), Japanese yen of JPY 51,951 (2008: nil), Chinese yuan of CNY 7,791 (2008: nil), Swiss francs of CHF 4,190 (2008: CHF 2,870), New Zealand dollars of NZD 1,318 (2008: nil) and European euros of EUR nil (2008: EUR 22,531).

Refer Note 36 for details of contractual maturity and management of interest rate, foreign exchange and liquidity risks applicable to trade and other payables for which, due to their short-term nature, their carrying value approximates their fair value.

17.           INTEREST-BEARING LIABILITIES (CURRENT)

Hire purchase liability (Notes 29 and 36)	373,444	111,117
Total current interest-bearing liabilities	373,444	111,117

Note:         The carrying values of the hire purchase liabilities approximate their fair values.  As at June 30, 2009, the Group had breached one of the covenants of the Master Asset Finance Facility which governs the hire purchase agreements.  Subsequent to balance date, National Australia Bank Limited provided the Group with a letter waiving its right to take any further action in respect of the breach.  As a result of the breach, however, all liabilities in respect of the hire purchase agreements as at June 30, 2009 have been classified as current liabilities in the balance sheet.  There were no breaches of the Facility during the year ended June 30, 2008.

18.           DEFERRED REVENUE (CURRENT)

Genetic testing fees received in advance	152,392	138,941
Reproductive service fees received in advance	76,616	—
Total current deferred revenue	229,008	138,941

F24

19.           PROVISIONS (CURRENT AND NON-CURRENT)

(Australian dollars)	2009	2008
	$	$
Current provisions
Annual leave	396,198	368,492
Long service leave	251,832	220,692
Rehabilitation costs	—	94,987
Total current provisions	648,030	684,171
Non-current provisions
Long service leave	86,301	75,421
Total non-current provisions	86,301	75,421
Total provisions	734,331	759,592
Reconciliation of annual leave provision
Balance at the beginning of the financial year	368,492	294,419
Add: obligation accrued during the year	392,647	272,763
Less: utilized during the year	(364,941)	(198,690)
Balance at the end of the financial year	396,198	368,492
Reconciliation of long service leave provision
Balance at the beginning of the financial year	296,113	239,528
Add: obligation accrued during the year	45,656	56,585
Less: utilized during the year	(3,636)	—
Balance at the end of the financial year	338,133	296,113
Reconciliation of provision for rehabilitation costs
Balance at the beginning of the financial year	94,987	78,498
Add: costs accrued during the year	—	16,489
Less: obligations sold during the year	(94,987)	—
Balance at the end of the financial year	—	94,987

20.           INTEREST-BEARING LIABILITIES (NON-CURRENT)

Hire purchase liability (Notes 29 and 36)	—	187,082
Total non-current interest-bearing liabilities	—	187,082

Note:         The carrying values of the hire purchase liabilities approximate their fair values.  As at June 30, 2009, the Group had breached one of the covenants of the Master Asset Finance Facility which governs the hire purchase agreements.  Subsequent to balance date, National Australia Bank Limited provided the Group with a letter waiving its right to take any further action in respect of the breach.  As a result of the breach, however, all liabilities in respect of the hire purchase agreements as at June 30, 2009 have been classified as current liabilities in the balance sheet.  There were no breaches of the Facility during the year ended June 30, 2008.

F25

21.           CONTRIBUTED EQUITY

(Australian dollars)	2009	2008
	$	$
Issued and paid-up capital
Fully paid ordinary shares	71,285,663	70,243,996
Total contributed equity	71,285,663	70,243,996

	2009		2008
Movements in shares on issue	Shares	$	Shares	$
Balance at the beginning of the financial year	362,389,899	70,243,996	362,389,899	70,243,996
Add: shares issued during the year (Note 34)	12,254,902	1,041,667	—	—
Balance at the end of the financial year	374,644,801	71,285,663	362,389,899	70,243,996

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

22.           RESERVES

(Australian dollars)	2009	2008
	$	$
Foreign currency translation	(61,338)	(47,930)
Share-based payments	1,593,237	1,636,734
Net unrealized gains reserve	170,000	—
Total reserves	1,701,899	1,588,804
Reconciliation of foreign currency translation reserve
Balance at the beginning of the financial year	(47,930)	(15,306)
Add: net currency translation loss	(13,408)	(32,624)
Balance at the end of the financial year	(61,338)	(47,930)
Reconciliation of share-based payments reserve
Balance at the beginning of the financial year	1,636,734	1,472,201
Add: share-based payments	(43,497)	164,533
Balance at the end of the financial year	1,593,237	1,636,734
Reconciliation of net unrealized gains reserve
Balance at the beginning of the financial year	—	—
Add: net unrealized gains	170,000	—
Balance at the end of the financial year	170,000	—

F26

22.           RESERVES (cont.)

Nature and purpose of reserves

Foreign currency translation reserve

This reserve is used to record exchange differences arising from the translation of the financial statements of foreign subsidiaries.

Share-based payments reserve

This reserve is used to record the value of share-based payments provided to employees and others providing similar services as part of their remuneration.

Net unrealized gains reserve

This reserve is used to record movements in the fair value of available-for-sale investments.

23.           ACCUMULATED LOSSES

(Australian dollars)	2009	2008
	$	$
Balance at the beginning of the financial year	(51,189,189)	(45,743,100)
Add: net loss attributable to members of Genetic Technologies Limited	(7,841,073)	(5,446,089)
Balance at the end of the financial year	(59,030,262)	(51,189,189)

24.           MINORITY INTERESTS

Reconciliation of minority interests in subsidiaries
Balance at the beginning of the financial year	141,462	145,018
Add: movements during the year
Less: share of operating losses	(17,248)	(5,549)
Less: share of movement in reserves	6,133	(9,161)
Net loss attributable to minority interests	(11,115)	(14,710)
Add: share of issued capital	24,398	11,154
Balance at the end of the financial year	154,745	141,462

25.    OPTIONS

Options summary

As at June 30, 2009, the following options over ordinary shares in the Company were outstanding.

	2009	Weighted average exercise price	2008	Weighted average exercise price	2007	Weighted average exercise price
Unlisted employee options (refer below)	4,400,000	$0.34	11,175,602	$0.27	11,977,500	$0.52
Total number of options outstanding	4,400,000	$0.34	11,175,602	$0.27	11,977,500	$0.52

Unlisted employee options

On November 30, 2001, the Directors of the Company established a Staff Share Plan.  On November 19, 2008, the shareholders of the Company approved the introduction of a new Employee Option Plan.  Under the terms of the respective Plans, the Directors of the Company may grant options over ordinary shares in Genetic Technologies Limited to executives, consultants and employees of the Group.  The options, which are granted at nil cost, are typically granted for a term of 5 years and have various vesting periods.  The options are not transferable and are not quoted on ASX.  The options typically lapse at the earlier of employment termination or 5 years.  As at June 30, 2009, there were 2 executives and 12 employees who held options that had been granted under the Plans.  Options granted under the Plans carry no rights to dividends and no voting rights.

F27

25.    OPTIONS (cont.)

Unlisted employee options (cont.)

The movements in the number of options that have been granted under the Plans are as follows:

	2009	Weighted average exercise price	2008	Weighted average exercise price	2007	Weighted average exercise price
Balance at beginning of the financial year	11,175,602	$0.27	11,977,500	$0.52	14,677,500	$0.52
Add: options granted during the year	—	—	8,150,602	$0.19	—	—
Less: options forfeited during the year	(5,700,602)	$0.19	(2,900,000)	$0.41	(1,175,000)	$0.37
Less: options expired during the year	(1,075,000)	$0.43	(6,052,500)	$0.57	(1,525,000)	$0.39
Balance at end of the financial year	4,400,000	$0.34	11,175,602	$0.27	11,977,500	$0.52
Exercisable at end of the financial year	1,812,500	$0.48	2,837,500	$0.46	8,577,500	$0.54

No funds were raised from the exercise of options granted under the Staff Share Plan during the year ended June 30, 2009 (2008: $nil).  The numbers of Staff Share Plan options outstanding as at June 30, 2009 by ASX code, including the respective dates of expiry and exercise prices, are tabled below.  Refer Note 31 for further information.  The options listed below are not listed on ASX.

Option description	2009	Weighted average exercise price	2008	Weighted average exercise price	2007	Weighted average exercise price
GTGAA (expiring September 6, 2010)	750,000	$0.48	750,000	$0.48	750,000	$0.48
GTGAD (expiring August 12, 2011)	350,000	$0.43	700,000	$0.43	850,000	$0.43
GTGAE (expiring August 12, 2011)	250,000	$0.53	250,000	$0.53	1,000,000	$0.53
GTGAF (expiring November 23, 2011)	—	—	—	—	1,000,000	$0.56
GTGAG (expiring February 1, 2012)	—	—	—	—	750,000	$0.46
GTGAH (expiring May 31, 2012)	150,000	$0.40	450,000	$0.40	700,000	$0.40
GTGAI (expiring June 30, 2013)	—	—	1,000,000	$0.13	—	—
GTGAI (expiring November 30, 2007)	—	—	—	—	1,750,000	$0.56
GTGAK (expiring June 11, 2009)	—	—	200,000	$0.45	200,000	$0.45
GTGAM (expiring November 30, 2007)	—	—	—	—	2,500,000	$0.61
GTGAO (expiring November 30, 2007)	—	—	—	—	802,500	$0.49
GTGAQ (expiring May 20, 2009)	—	—	700,000	$0.44	700,000	$0.44
GTGAS (expiring May 20, 2009)	—	—	175,000	$0.38	175,000	$0.38
GTGAU (expiring January 17, 2012)	—	—	—	—	200,000	$0.45
GTGAW (expiring September 24, 2012)	—	—	3,650,602	$0.17	—	—
GTGAY (expiring October 23, 2012)	2,400,000	$0.22	2,800,000	$0.22	—	—
GTGAZ (expiring February 27, 2010)	200,000	$0.56	200,000	$0.56	200,000	$0.56
GTGAZ (expiring February 27, 2010)	300,000	$0.49	300,000	$0.49	400,000	$0.49
Balance at the end of the financial year	4,400,000	$0.34	11,175,602	$0.27	11,977,500	$0.52

Details of the options issued under the Staff Share Plan that are outstanding as at June 30, 2009 are as follows:

Option description	Vesting details
GTGAA (expiring September 6, 2010)	Vesting fully on September 6, 2008
GTGAD (expiring August 12, 2011)	Vesting fully on August 12, 2009
GTGAE (expiring August 12, 2011)	Vesting fully on August 12, 2009
GTGAH (expiring May 31, 2012)	Vesting fully on May 31, 2010
GTGAY (expiring October 23, 2012)	Vesting fully on October 23, 2010
GTGAZ (expiring February 27, 2010)	Options are fully vested

F28

26.           SEGMENT INFORMATION

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

The Group’s four reportable operating segments are as follows:

Operations — involves the provision of a range of genetic testing and canine reproductive services.

Licensing — involves the out-licensing of the Group’s “non-coding” technology.

Research — involves the undertaking of a range of research and development projects in the field of genetics and related areas.

Corporate — involves the management of the Group’s corporate activities.

Business segments

		Revenues and income						Amortization
Segment		Sales	Other	Totals	Results	Assets	Liabilities	/depreciation
		$	$	$	$	$	$	$
Operations	2009	5,382,089	98,867	5,480,956	(2,923,258)	5,711,113	(1,453,352)	(872,897)
	2008	3,918,692	17,608	3,936,300	(2,251,040)	2,892,870	(1,186,880)	(1,019,958)
	2007	3,119,131	25,000	3,144,131	(3,323,326)	2,246,571	(964,401)	(946,689)

Licensing	2009	—	5,391,714	5,391,714	1,373,993	3,035,475	(309,312)	(2,899,432)
	2008	—	10,730,743	10,730,743	6,000,724	5,975,788	(229,445)	(2,900,722)
	2007	—	11,072,688	11,072,688	7,229,326	8,846,395	(1,194,853)	(2,770,911)

Research	2009	—	369,337	369,337	(2,645,438)	861,838	(866,214)	(157,796)
	2008	—	210,943	210,943	(6,000,122)	1,289,373	(740,256)	(761,593)
	2007	—	347,431	347,431	(3,483,985)	4,012,800	(268,185)	(813,760)

Corporate	2009	—	939,625	939,625	(3,663,618)	8,369,305	(1,236,808)	(57,871)
(note)	2008	—	1,006,432	1,006,432	(3,201,200)	13,936,547	(1,152,924)	(72,882)
	2007	—	490,664	490,664	(4,767,717)	14,343,261	(918,779)	(71,632)

Totals	2009	5,382,089	6,799,543	12,181,632	(7,858,321)	17,977,731	(3,865,686)	(3,987,996)
	2008	3,918,692	11,965,726	15,884,418	(5,451,638)	24,094,578	(3,309,505)	(4,755,155)
	2007	3,119,131	11,935,783	15,054,914	(4,345,702)	29,449,027	(3,346,218)	(4,602,992)

		Impairment	Purchases of	Net cash flows (used in) / from
Segment		losses/write downs	equipment	operating activities	investing activities	financing activities
		$	$	$	$	$
Operations	2009	(72,066)	2,453,760	(1,246,503)	(224,511)	(156,692)
	2008	—	962,904	(1,778,767)	(21,996)	(385,350)
	2007	(76,960)	864,938	(671,312)	(81,853)	(357,275)

Licensing	2009	—	—	2,658,848	—	—
	2008	—	6,030	7,641,118	(6,030)	—
	2007	—	294	9,633,894	(801)	—

Research	2009	—	—	(2,882,972)	—	(26,400)
	2008	(2,378,000)	5,675	(2,679,753)	(5,675)	(106,169)
	2007	(1,150,000)	57,030	(3,407,060)	(20,759)	(128,468)

Corporate	2009	(245,959)	130,625	(3,452,864)	(128,680)	(9,499)
	2008	—	48,978	(2,759,828)	(13,698)	(37,380)
	2007	(80,000)	23,800	(2,958,276)	197,423	(16,762)

Totals	2009	(318,025)	2,584,385	(4,923,491)	(353,191)	(192,591)
	2008	(2,378,000)	1,023,587	422,770	(47,399)	(528,899)
	2007	(1,306,960)	946,062	2,597,246	94,010	(502,505)

Note:         Other revenue - corporate includes interest received of $589,594 (2008: $920,299) (refer Note 4).

There were no intersegment sales.

F29

26.           SEGMENT INFORMATION (cont.)

Geographic information

Australia — is the home country of the parent entity and the location of the Group’s operations and licensing activities.

China — is the home of Genetic Technologies (Beijing) Limited.

Canada — is the home of Gtech International Resources Limited.

Switzerland — is the home of GeneType AG.

Revenues are allocated on the basis of the geographical location of the entities which earn them.  The following table presents sales and other income and revenue on the basis of geographical locations for the years ended June 30, 2009 and June 30, 2008.

Segment		Sales revenue	Other	Totals
		$	$	$
Australia	2009	5,331,248	6,798,412	12,129,660
	2008	3,918,692	11,954,576	15,873,268
	2007	3,119,131	11,922,515	15,041,646

China	2009	50,841	41	50,882
	2008	—	—	—
	2007	—	—	—

Canada	2009	—	1,083	1,083
	2008	—	11,133	11,133
	2007	—	13,261	13,261

Switzerland	2009	—	7	7
	2008	—	17	17
	2007	—	7	7

Totals	2009	5,382,089	6,799,543	12,181,632
	2008	3,918,692	11,965,726	15,884,418
	2007	3,119,131	11,935,783	15,054,914

Segment products and locations

The four principal business segments of the Group are operations, licensing, research and corporate.  The principal geographic segment is Australia, with the Company’s headquarters being located in Melbourne in the State of Victoria.

Segment accounting policies

Segment information is prepared in conformity with the accounting policies of the entity as disclosed in Note 2(f) and Accounting Standard IFRS 8 Operating Segments.  As a result, the primary reporting segments now reflect the information that Management uses to make decisions about operating matters.  Specifically, segment information is disclosed for the licensing, genetic testing and research operations which were previously disclosed within the biotechnology segment.  Interest received (Note 4), finance costs (Note 6) and income tax expense (Note 7) are allocated to the corporate segment as they are not part of the core operations of any other segment.

Major customers

The Group has a number of major customers to which it provides both products and services.  During the year ended June 30, 2009, there were no customers from whom the Group generated revenues representing more than 10% of the consolidated revenue from operations.

27.           CONTINGENT ASSETS

On December 12, 2005, the Group announced it had reached a final settlement of its patent dispute with Applera Corporation (“Applera”).  As part of the settlement, the parties executed a number of binding agreements, including a supply agreement, pursuant to which Applera agreed to supply the Group with certain equipment and reagents which the Group uses in its genetic testing business.  The total value of these credits was $8,547,500, comprising equipment credits to the value of $4,602,500 and reagent credits to the value of $3,945,000.  As at June 30, 2008, the Group had drawn down equipment and reagents under the supply agreement with a total value of $3,765,823.  During the 2009 financial year, the Group drew down the remainder of the equipment credits, being $2,020,177 (comprising equipment credits of $1,801,628 and service contract credits of $218,549), and further reagent credits of $117,706 under the supply agreement.  Of these amounts, a total of $2,047,207 (comprising equipment credits of $1,929,501 and reagent credits of $117,706) was recognized as income during the year ended June 30, 2009 and disclosed in Note 4 as part of license fees received.  The difference in the balances of the equipment credits of $27,030 represented the balance of certain prepaid service contracts which are being reflected as income as the services are progressively provided to the Group by Applera.  Accordingly, as at June 30, 2009, the Group had a contingent asset representing the remaining reagent credits available to it with a total value of $2,643,794.

F30

28.           CONTINGENT LIABILITIES

The Group had no contingent liabilities as at June 30, 2009.

29.           COMMITMENTS AND CONTINGENCIES

(Australian dollars)	2009	2008
	$	$
Hire purchase expenditure commitments
Minimum hire purchase payments
- not later than one year	192,442	134,027
- later than one year but not later than five years	221,057	204,532
- later than five years	—	—
Total minimum hire purchase payments	413,499	338,559
Less: future finance charges	(40,055)	(40,360)
Present value of hire purchase payments	373,444	298,199
Aggregate expenditure commitments comprise:
Current liability (Note 17)	373,444	111,117
Non-current liability (Note 20)	—	187,082
Total hire purchase expenditure commitments	373,444	298,199

On January 14, 2005, the Group executed a Master Asset Finance Agreement with National Australia Bank Limited in respect of a $2,500,000 asset finance facility (the “Facility”).  Since inception, the Group has financed the acquisition of laboratory and office equipment under the Facility with a total value of $2,235,732.  Each of the Group’s Australian-resident subsidiaries has provided a guarantee to the Group in respect of the Facility.  Refer Note 17 in respect of a breach of the Facility’s terms.

Operating lease expenditure commitments
Minimum operating lease payments
- not later than one year	467,238	466,412
- later than one year but not later than five years	478,120	965,825
- later than five years	—	—
Total minimum operating lease payments	945,358	1,432,237

Operating leases relates to office, laboratory and veterinary premises located in Fitzroy, Victoria and Beijing, China that were occupied by the Group during the 2009 financial year.  The Fitzroy lease, which is in the name of GeneType Pty. Ltd. (a subsidiary), expires on June 30, 2011.  GeneType Pty. Ltd. has an option to extend the lease at its expiration for a further ten year period.  The premises are owned by Bankberg Pty. Ltd., a company associated with a former Director of the Company, Dr. Mervyn Jacobson (refer Note 32).  GeneType Pty. Ltd. does not have an option to purchase the leased premises at the expiry of the lease period.

The Beijing lease, which is in the name of Genetic Technologies (Beijing) Limited, expires on August 31, 2011 and relates to office and veterinary premises located in Beijing, China, that were occupied by the Group since September 2008.  The premises are owned by Beijing Jiangrun Pet Resorts.  Any extension of the lease at the end of the lease period will require the agreement of both parties.  Genetic Technologies (Beijing) Limited does not have an option to purchase the leased premises at the expiry of the lease period.

Research and development expenditure commitments
Minimum research and development payments
- not later than one year	237,500	762,500
- later than one year but not later than five years	140,750	490,000
- later than five years	—	—
Total minimum research and development payments	378,250	1,252,500

On April 1, 2008, the Group entered into an Australian Research Council Linkage Agreement with the University of Newcastle.  The Agreement relates to the synthesis of novel compounds and complements an existing Linkage Agreement that the Group has with the University of Melbourne.  The Group will contribute $90,000 per annum in cash over a period of three years from 2008 to 2010.  As of June 30, 2009, $378,250 remained payable under the Agreement, which included a non-cash in-kind contribution of $243,250.

F31

29.           COMMITMENTS AND CONTINGENCIES (cont.)

Other capital expenditure commitments

As at June 30, 2009, the Group did not have any other significant contracted capital expenditure commitments.

Other expenditure commitments

As at June 30, 2008, the Group held a direct equity interest in the North Laverton Joint Venture with Regis Resources Limited (“Regis”) which had continuing minimal expenditure requirements as prescribed by the Western Australian Mines Department in respect of its prospecting and exploration licenses and mining leases owned by the joint venture.  On August 27, 2008, the Group sold its entire interest in the joint venture to Regis (refer Note 34).

30.           JOINT VENTURES

As at June 30, 2008, the Group held a 14.66% direct equity interest in the North Laverton Joint Venture with Regis Resources Limited (“Regis”) in Western Australia.  On August 27, 2008, the Group sold its entire interest in the joint venture to Regis (refer Note 34).

31.           EMPLOYEE BENEFITS

Employee options

On November 30, 2001, the Directors of the Group established a Staff Share Plan.  On November 19, 2008, the shareholders of the Company approved the introduction of a new Employee Option Plan.  Under the terms of the respective Plans, the Directors may, at their discretion, grant options over the ordinary shares in the Genetic Technologies Limited to executives, consultants, employees, and formerly Non-Executive Directors, of the Group (refer Note 25).  As at June 30, 2009, there were 2 executives and 12 employees who held options that had been granted under the Plans.  Information regarding the movements in the number of options granted under the Plans is set out in Note 25.

The fair value of each option granted under the Staff Share Plan is estimated by an external valuer using a Black-Scholes option-pricing model with the following assumptions used for grants made during the years ended June 30, 2009, 2008 and 2007:

	2009 (note)	2008	2007 (note)
Dividend yield	—	—	—
Historic volatility and expected volatility	N/A	75%	N/A
Option exercises prices	N/A	$0.17 to $0.22	N/A
Weighted average exercise price	N/A	$0.19	N/A
Risk-free interest rate	N/A	5.99% - 6.50%	N/A
Expected life of an option	N/A	3 years - 5 years	N/A

Note:         No options were granted during the years ended June 30, 2009 and June 30, 2007.

The expected volatility reflects the assumption that the historical volatility is indicative of future trends, which may not necessarily be the actual outcome.

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

32.    RELATED PARTY DISCLOSURES

Ultimate parent

Genetic Technologies Limited is the ultimate Australian parent company.  As at the date of these financial statements, no shareholder controls more than 50% of the issued capital of the Company.

F32

32.    RELATED PARTY DISCLOSURES (cont.)

Transactions within the Group

During the year ended June 30, 2009, various transactions within the Group as listed below occurred.  All amounts were charged on commercial, arm’s-length terms and at commercial rates.

•                  As at June 30, 2009, $30,089,249 (2008: $26,320,008) was receivable by the Company from its various subsidiaries.  As at the same date, an amount of $3,061,931 (2008: $1,189,053) was payable by the Company to its wholly-owned subsidiaries.  All such loans are unsecured, generally interest free and there are no fixed terms of repayment.

•                  AgGenomics Pty. Ltd., a subsidiary, paid interest to the Company amounting to $20,720 (2008: $31,434) in respect of an outstanding loan between the parties.

•                  ImmunAid Pty. Ltd., a subsidiary, paid management fees to the Company amounting to $45,000 (2008: $20,000).

•                  Genetic Technologies Corporation Pty. Ltd. (“GTC”), a subsidiary,  paid management fees to the Company amounting to $308 (2008: N/A).

•                  Genetic Technologies (Beijing) Limited (“GTBL”), a subsidiary, paid management fees to GTC amounting to $64 (2008: N/A).  GTBL also purchased testing services from GTC at a total cost of $1,484.

Other related party transactions

During the year ended June 30, 2009, GeneType Pty. Ltd., a subsidiary, paid a total of $529,234 (2008: $501,239) to Bankberg Pty. Ltd., a company associated with a former Director and majority shareholder of the Company, Dr. Mervyn Jacobson, for rent and its share of body corporate expenses in respect of the office and laboratory premises in Fitzroy, Victoria that are leased by the Group.  As of June 30, 2009, a dispute existed between the Company and Bankberg Pty. Ltd. in relation to amounts receivable from the landlord in respect of the premises leased by the Company in Fitzroy.  On July 28, 2009, a Letter of Intent was signed by the parties which established the parameters for calculating the amount to be paid as at June 30, 2009.  On August 20, 2009, the parties reached agreement as to the amount of this payment which has been reflected in the Group’s balance sheet as of June 30, 2009.

Also during the year, Genetic Technologies Limited paid a total of $131,851 (2008: $420,219) to Transmedia Inc., another company associated with Dr. Jacobson, in respect of commissions paid in relation to licensing services provided to the Group of $72,401 (2008: $414,133) and reimbursement of associated travel expenses of $59,450 (2008: $6,086).

Finally, during the year ended June 30, 2009, Genetic Technologies Limited paid a total of $99,458 (2008: $79,936) to Government Relations Australia Advisory Pty. Ltd., a company associated with Mr. John Dawkins AO, a former Director of the Company, in respect of consulting services provided to the Group.

All transactions with Key Management Personnel (“KMP”) have been entered into under terms and conditions no more favourable than those which the entity would have adopted if dealing at arm’s length.  Refer to Note 33 for a description of transactions with KMP.

33.    KEY MANAGEMENT PERSONNEL DISCLOSURES

Details of Key Management Personnel

Directors	Executives

Fred Bart (Non-Executive Chairman)	Dr. Paul D.R. MacLeman (Chief Executive Officer)
Sidney C. Hack (Non-Executive)	Thomas G. Howitt (Chief Financial Officer and Company Secretary)
Huw D. Jones (Non-Executive)	M. Luisa Ashdown (interim Chief Operating Officer)
Henry Bosch AO (former Non-Executive Chairman)	Michael B. Ohanessian (former Chief Executive Officer)
David Carruthers (former Non-Executive)	Ross Barrow (former Chief Operating Officer)
John S. Dawkins AO (former Non-Executive)
Dr. Mervyn Jacobson (former Non-Executive)
Dr. Leanne Rowe AM (former Non-Executive)

Notes:	Messrs. Bosch, Carruthers, Dawkins, Ohanessian and Dr. Rowe were removed as Directors on November 19, 2008.
Messrs. Hack and Jones were appointed as Non-Executive Directors on November 19, 2008.
Dr. Jacobson resigned as a Director on December 12, 2008.
Dr. MacLeman was appointed as Chief Executive Officer on May 4, 2009.
Mr. Howitt served as Interim Chief Executive Officer of the Company from December 17, 2008 until May 3, 2009.
Ms. Ashdown was appointed as Interim Chief Operating Officer on January 7, 2009.
Mr. Ohanessian was removed as a Director and as Chief Executive Officer of the Company on November 19, 2008.
Mr. Barrow resigned as Chief Operating Officer on December 31, 2008.

F33

33.    KEY MANAGEMENT PERSONNEL DISCLOSURES (cont.)

Remuneration of Key Management Personnel

(Australian dollars)	2009	2008	2007
	$	$	$
Short-term employee benefits	963,191	994,176	974,346
Post-employment benefits	157,926	144,861	141,390
Termination benefits	345,000	82,500	87,500
Long-term benefits	12,135	4,759	4,758
Share-based payments	(34,212)	124,776	233,612
Total remuneration of Key Management Personnel	1,444,040	1,351,072	1,441,606

Optionholdings of Key Management Personnel

June 30, 2009

	Opening	Number of options			Closing	Vested and non-vested as at year end
Name of optionholder	balance	Granted	Exercised	Lapsed	balance	Total	Not exercisable	Exercisable
Executive
Dr. Paul D.R. MacLeman	—	—	—	—	—	—	—	—
Thomas G. Howitt	2,000,000	—	—	—	2,000,000	2,000,000	1,062,500	937,500
M. Luisa Ashdown	300,000	—	—	—	300,000	300,000	300,000	—
Michael B. Ohanessian	3,650,602	—	—	(3,650,602)	—	—	—	—
Ross Barrow	1,000,000	—	—	(1,000,000)	—	—	—	—
Totals	6,950,602	—	—	(4,650,602)	2,300,000	2,300,000	1,362,500	937,500

Notes:	Dr. MacLeman and Ms. Ashdown became members of Key Management Personnel during the year ended June 30, 2009.
Mr. Ohanessian and Mr. Barrow ceased to be members of Key Management Personnel during the year ended June 30, 2009.
During the year ended June 30, 2008, a decision was made not to grant further options to Directors of the Company.
The heading “Lapsed” includes options which were forfeited.

June 30, 2008

	Opening	Number of options			Closing	Vested and non-vested as at year end
Name of optionholder	balance	Granted	Exercised	Lapsed	balance	Total	Not exercisable	Exercisable
Director
Henry Bosch AO	500,000	—	—	(500,000)	—	—	—	—
Fred Bart	500,000	—	—	(500,000)	—	—	—	—
John S. Dawkins AO	500,000	—	—	(500,000)	—	—	—	—
Dr. Mervyn Jacobson	2,000,000	—	—	(2,000,000)	—	—	—	—

Executive
Michael B. Ohanessian	—	3,650,602	—	—	3,650,602	3,650,602	3,650,602	—
Thomas G. Howitt	1,000,000	1,000,000	—	—	2,000,000	2,000,000	1,312,500	687,500
Ross Barrow	—	1,000,000	—	—	1,000,000	1,000,000	1,000,000	—
Dr. Gary Cobon	750,000	500,000	—	(1,250,000)	—	—	—	—
Totals	5,250,000	6,150,602	—	(4,750,000)	6,650,602	6,650,602	5,963,102	687,500

Notes:	Mr. Ohanessian and Mr. Barrow became members of Key Management Personnel during the year ended June 30, 2008.
Dr. Cobon ceased to be a member of Key Management Personnel during the year ended June 30, 2008.
The heading “Lapsed” includes options which were forfeited.

F34

33.    KEY MANAGEMENT PERSONNEL DISCLOSURES (cont.)

Shareholdings of Key Management Personnel

June 30, 2009

Shares held in Genetic	Opening	Number of shares		Acquired on	Closing
Technologies Limited	balance	Bought	Sold	exercise of options	balance
Director
Fred Bart	25,918,214	—	—	—	25,918,214
Sidney C. Hack	—	—	—	—	—
Huw D. Jones	—	—	—	—	—

Executive
Dr. Paul D.R. MacLeman	—	—	—	—	—
Thomas G. Howitt	—	—	—	—	—
M. Luisa Ashdown	622,045	—	—	—	622,045
Totals	26,540,259	—	—	—	26,540,259

Notes:	Dr. MacLeman and Ms. Ashdown became members of Key Management Personnel during the year ended June 30, 2009.
Mr. Bosch, Mr. Carruthers, Mr. Dawkins, Dr. Jacobson, Dr. Rowe, Mr. Ohanessian and Mr. Barrow all ceased to be members of Key Management Personnel during the year ended June 30, 2009.

June 30, 2008

Shares held in Genetic	Opening	Number of shares		Acquired on	Closing
Technologies Limited	balance	Bought	Sold	exercise of options	balance
Director
Henry Bosch AO	185,000	60,406	—	—	245,406
Fred Bart	25,918,214	—	—	—	25,918,214
David Carruthers	—	150,000	—	—	150,000
John S. Dawkins AO	—	—	—	—	—
Dr. Mervyn Jacobson	150,931,900	—	—	—	150,931,900
Dr. Leanne Rowe AM	—	—	—	—	—

Executive
Michael B. Ohanessian	—	70,000	—	—	70,000
Thomas G. Howitt	—	—	—	—	—
Ross Barrow	—	—	—	—	—
Dr. Gary Cobon	—	—	—	—	—
Totals	177,035,114	280,406	—	—	177,315,520

Notes:	Dr. Rowe, Mr. Ohanessian and Mr. Barrow became members of Key Management Personnel during the year ended June 30, 2008.
Dr. Cobon ceased to be a member of Key Management Personnel during the year ended June 30, 2008.

All equity transactions with Key Management Personnel, other than those arising from the exercise of options, have been entered into under terms and conditions no more favourable than those which the entity would have adopted if dealing at arm’s length.

34.           CHANGES IN THE COMPOSITION OF THE ENTITY

Acquisition of subsidiary

On July 22, 2008, the Group acquired 100% of the issued capital of Frozen Puppies Dot Com Pty. Ltd. (“FPDC”), Australia’s foremost provider of canine reproductive services.  Under the terms of the Agreement between the Company and FPDC, Genetic Technologies Limited acquired 100% of the issued share capital of FPDC in return for the issue to the FPDC shareholders of 12,254,902 ordinary shares in Genetic Technologies Limited and the payment of $500,000 in cash.  The ordinary shares had a fair value of $0.085 each, based on the quoted price of the Company’s shares at the date on which the shares were issued.

Details of the fair values of the identifiable net assets acquired in respect of the FPDC acquisition, together with the carrying amounts of the respective assets and liabilities of that company immediately prior to acquisition, are detailed below.  As at the date of these financial statements, the Group believes that the fair values of the identifiable net assets acquired are the same as the carrying values.

F35

34.           CHANGES IN THE COMPOSITION OF THE ENTITY (cont.)

Acquisition of subsidiary (cont.)

	Carrying and fair values
	$	$
Net assets acquired
Assets
Cash and cash equivalents		30,270
Trade and other receivables	115,360
Less: provision for doubtful debts	(41,643)	73,717
Plant and equipment (net of accumulated depreciation)		301,621
Consumables, prepayments and other assets		9,918
Total assets acquired		415,526
Liabilities
Trade and other payables		(132,532)
Net assets acquired		282,994
Goodwill arising on acquisition
Consideration
Issue of 12,254,902 ordinary shares @ $0.085		1,041,667
Cash paid		500,000
Costs of purchase (stamp duty)		8,430
Total consideration		1,550,097
Less: net assets acquired (as above)		(282,994)
Goodwill arising on acquisition		1,267,103
Reconciliation of goodwill arising on acquisition
Investment in Frozen Puppies Dot Com Pty. Ltd.
Value of ordinary shares issued (as above)	1,041,667
Add: cash paid	500,000
Add: stamp duty paid	8,430	1,550,097
Less: share capital of Frozen Puppies Dot Com Pty. Ltd.		(160,002)
Less: retained earnings at date of acquisition		(122,992)
Goodwill arising on acquisition		1,267,103

The goodwill arising on acquisition relates to the future earning potential of the FPDC business.  During the period from July 22, 2008 (being the date of acquisition) to June 30, 2009, FPDC contributed total revenues of $738,959 and net profit of $113,580 to the Group.  If the acquisition had occurred on July 1, 2008, the beginning of the Group’s financial year, Management estimates that the Group’s results would not have been materially impacted.

Disposal of joint venture interest

As at June 30, 2008, the Group held a 14.66% direct equity interest in the North Laverton Joint Venture with Regis Resources Limited (“Regis”) that had been equity accounted to a nil balance.  By agreement with the joint venture partner, the Group did not contribute any funding towards the project, as these costs were met by its joint venture partner.  As at June 30, 2008, the Group had recorded a provision for $94,987 (refer Note 19) in respect of its share of the estimated rehabilitation costs associated with the North Laverton project.  The amount of the provision was based on calculations provided to the Group by Regis as project manager.

On August 27, 2008, the Group sold its entire interest in the North Laverton Joint Venture to Regis for $185,000 comprising $100,000 in cash and 500,000 fully paid ordinary shares in Regis which had a fair value of $0.17 each on the date of issue.  As at June 30, 2009, the shares had a fair value of $0.51 each.  Subsequent to June 30, 2009, the Group disposed of 250,000 of the Regis shares generating net proceeds of $133,410.  As part of the sale, the Group also had returned to it a performance bond which had a face value of $68,917 as at June 30, 2008.  Further, the Group was fully indemnified by Regis against any future rehabilitation liabilities which may arise from the exploration activities of the Joint Venture undertaken up until the date of sale.  This indemnification subsequently enabled the Group, during the year ended June 30, 2009, to fully reverse the provision of $94,987 in respect of such liabilities which had been recorded in the Group’s balance sheet as at June 30, 2008.

F36

35.           SUBSIDIARIES

The following diagram is a depiction of the Group structure as at June 30, 2009.

		Group interest (%)		Net carrying value ($)
Name of Group company	Incorporation details	2009	2008	2009	2008
Entities held directly by parent

GeneType Pty. Ltd.	September 5, 1990 Victoria, Australia	100%	100%	1	1

Genetic Technologies Corporation Pty. Ltd.	October 11, 1996 N.S.W., Australia	100%	100%	2	2

RareCellect Pty. Ltd.	March 7, 2001 N.S.W., Australia	100%	100%	10	10

GeneType AG	February 13, 1989 Zug, Switzerland	100%	100%	7,311	26,698

GeneType Corporation	December 18, 1989 California, U.S.A.	100%	100%	—	—

Gtech International Resources Limited	November 29, 1968 Yukon Territory, Canada	75.8%	75.8%	398,169	424,535

Frozen Puppies Dot Com Pty. Ltd. (refer note 1 below)	February 15, 2006 N.S.W., Australia	100%	N/A	1,550,097	—

ImmunAid Pty. Ltd. (refer note 2 below)	March 21, 2001 Victoria, Australia	70.5%	69.2%	—	—

Total carrying value				1,955,590	451,246

Entities held by other subsidiaries

AgGenomics Pty. Ltd.	February 15, 2002 Victoria, Australia	50.1%	50.1%	50	50

Genetic Technologies (Beijing) Limited (refer note 3 below)	December 25, 2008 Beijing Municipality, China	100%	N/A	—	—

Notes: 1.          Frozen Puppies Dot Com Pty. Ltd. was acquired by Genetic Technologies Limited on July 22, 2008 (refer Note 34).

2.          During the year ended June 30, 2009, outstanding loans between the Company and ImmunAid Pty. Ltd. were converted into additional equity in that company.  The total amount of the loans at the time of the conversions was $346,155.  As a result, the Company increased its interest in ImmunAid Pty. Ltd. by approximately 1.3% to 70.5%.

3.   Genetic Technologies (Beijing) Limited was incorporated by the Group during the year ended June 30, 2009.

F37

36.           FINANCIAL RISK MANAGEMENT

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

The Group does not typically enter into derivative transactions, such as interest rate swaps or forward currency contracts.  It is, and has been throughout the period under review, the Group’s policy that no trading in financial instruments shall be undertaken.  The main risks arising from the Group’s financial instruments are credit risk exposures, liquidity risk, interest rate risk and foreign currency risk.  The policies for managing each of these risks are summarized below.

Details of the significant accounting policies and methods adopted, including the criteria for recognition, the basis of measurement and the basis on which income and expenses are recognized, in respect of each class of financial asset, financial liability and equity instrument are disclosed in Note 2.

The Group holds the following financial instruments:

(Australian dollars)	2009	2008
	$	$
Financial assets
Cash at bank / on hand	3,076,902	5,490,846
Short-term deposits	4,750,000	7,429,926
Trade and other receivables	1,829,239	1,596,738
Performance bond and deposits	200	519,117
Available-for-sale investments	255,000	207,195
Total financial assets	9,911,341	15,243,822
Financial liabilities
Trade and other payables	2,158,557	1,786,412
Hire purchase liabilities	373,444	298,199
Total financial liabilities	2,532,001	2,084,611

Credit risk

The Group’s credit risk is managed on a Group basis.  Credit risk arises from cash and cash equivalents and deposits with banks and financial institutions, as well as credit exposures to customers, including outstanding receivables and committed transactions.  If there is no independent rating, the Group assesses the credit quality of the customer, taking into account its financial position, past experience and other factors.  Individual risk limits are set based on internal or external ratings.  The compliance with credit limits by customers is regularly monitored by Management.  Sales to retail customers are required to be settled in cash or using major credit cards, mitigating credit risk.  The maximum exposures to credit risk as at June 30, 2009 in relation to each class of recognized financial assets is the carrying amount of those assets, as indicated in the balance sheet.

Financial assets included on the balance sheet that potentially subject the Group to concentration of credit risk consist principally of cash and cash equivalents and trade receivables.  In accordance with the guidelines included in the Group’s Short Term Investment Policy, the Group minimizes this concentration of risk by placing its cash and cash equivalents with financial institutions that maintain superior credit ratings in order to limit the degree of credit exposure.  For banks and financial institutions, only independently-rated parties with a minimum rating of “A-1” are accepted.  The Group has also established guidelines relative to credit ratings, diversification and maturities that seek to maintain safety and liquidity.  The Group does not require collateral to provide credit to its customers, however, the majority of the Group’s customers are large, reputable organizations and, as such, the risk of credit exposure is limited.  The Group has not entered into any transactions that qualify as a financial derivative instrument.

F38

36.           FINANCIAL RISK MANAGEMENT (cont.)

Credit risk (cont.)

In addition, receivable balances are monitored on an ongoing basis with the result that the Group’s exposure to bad debts is not significant.  As at June 30, 2009, the balance of the Group’s provision for doubtful debts was $113,000, out of a total receivables balance as at that date of $1,829,239.  For some trade receivables, the Group may also obtain security in the form of guarantees, deeds of undertaking or letters of credit which can be called upon if the counterparty is in default under the terms of the agreement.

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

An analysis of the aging of trade and other receivables and trade and other payables is provided below:

(Australian dollars)	2009	2008
	$	$
Trade and other receivables
Current (less than 30 days)	1,597,055	1,442,167
31 days to 60 days	133,385	23,897
61 days to 90 days (note)	25,885	17,035
Greater than 90 days (note)	72,914	113,639
Total trade and other receivables (Note 10)	1,829,239	1,596,738
Trade and other payables
Current (less than 30 days)	2,158,557	1,655,450
31 days to 60 days	—	7,738
61 days to 90 days	—	1,814
Greater than 90 days (note)	—	121,410
Total trade and other payables (Note 16)	2,158,557	1,786,412

Note:         Trade and other receivables for Genetic Technologies Limited that are greater than 90 days include net amounts receivable from wholly-owned subsidiaries of $5,692,928 (2008: $5,066,558).  Trade and other payables for Genetic Technologies Limited that are greater than 90 days include amounts payable to wholly-owned subsidiaries of $3,061,931 (2008: $1,189,053) (refer Note 16).  The loans to and from these subsidiaries are interest free and there are no fixed terms of repayment.

A total of $98,799 in net trade and other receivables greater than 60 days is past due, of which a total of $78,716 had been received prior to the date of this Financial Report.  The Group considers that the remaining $20,083 is recoverable and not impaired.

Market risk

Foreign currency risk

The Group operates internationally and is exposed to foreign currency exchange risk, primarily with respect to the US dollar and Canadian dollar, through financial assets and liabilities.  It is the Group’s policy not to hedge these transactions as the exposure is considered to be minimal from a consolidated operations perspective.  Further, as the Group incurs expenses payable in US dollars, the financial assets that are held in US dollars provide a natural hedge for the Group.

Foreign exchange risk arises from planned future commercial transactions and recognized assets and liabilities denominated in a currency that is not the entity’s functional currency and net investments in foreign operations.  The risk is measured using sensitivity analysis and cash flow forecasting.

The Group has a Foreign Exchange Management Policy which was developed to establish a formal framework and procedures for the efficient management of the financial risks that impact on Genetic Technologies Limited through its activities outside of Australia, predominantly in the United States.  The policy governs the way in which the financial assets and liabilities of the Group that are denominated in foreign currencies are managed and any risks associated with that management are identified and addressed.  Under the policy, which is to be updated on a regular basis as circumstances dictate, the Group generally retains in foreign currency only sufficient funds to meet the expected expenditures in that currency.  Surplus funds, if any, are converted into Australian dollars as soon as practicable after receipt.

F39

36.           FINANCIAL RISK MANAGEMENT (cont.)

Market risk (cont.)

As at June 30, 2009, the Group held the following financial assets and liabilities that were denominated in foreign currencies:

	Year	USD	CAD	EUR	JPY	GBP	CNY	NZD	CHF
Financial assets
Cash at bank / on hand	2009	4,047	380,971	—	—	206	470,904	6,034	9,079
	2008	63,212	437,032	—	47,350	—	—	—	7,848
Trade and other receivables	2009	82,744	—	90,000	—	—	4,835	—	1,226
	2008	68,100	—	90,000	—	—	—	—	—
Available-for-sale investments	2009	—	—	—	—	—	—	—	—
	2008	198,120	—	—	—	—	—	—	—
Total financial assets	2009	86,791	380,971	90,000	—	206	475,739	6,034	10,305
	2008	329,432	437,032	90,000	47,350	—	—	—	7,848
Financial liabilities
Trade and other payables	2009	193,342	10,520	—	51,951	—	7,791	1,318	4,190
	2008	134,166	5,211	22,531	—	—	—	—	2,870
Total financial liabilities	2009	193,342	10,520	—	51,951	—	7,791	1,318	4,190
	2008	134,166	5,211	22,531	—	—	—	—	2,870

Notes:	USD — United States dollars	CAD — Canadian dollars	EUR — European euros	JPY — Japanese yen
	GBP — Great Britain pounds	CNY — Chinese yuan	NZD — New Zealand dollars	CHF — Swiss francs

During the year ended June 30, 2009, the Australian dollar / US dollar exchange rate decreased by 15.8%, from 0.9562 at the beginning of the year to 0.8055 at the end of the year.  During the same period, Australian dollar / Canadian dollar exchange rate decreased by 4.3%, from 0.9722 at the beginning of the year to 0.9303 at the end of the year.

Based on the financial instruments held at June 30, 2009, had the Australian dollar weakened / strengthened by 10% against the US dollar with all other variables held constant, the Group’s loss for the year would have been $15,000 lower / $12,000 higher (2008: $23,000 lower / $19,000 higher), mainly as a result of changes in the values of cash and cash equivalents which are denominated in US dollars, as detailed in the above tables.

Based on the financial instruments held at June 30, 2009, had the Australian dollar weakened / strengthened by 10% against the Canadian dollar with all other variables held constant, the Group’s loss for the year would have been $44,000 lower / $36,000 higher (2008: $49,000 lower / $40,000 higher), due to changes in the values of cash and cash equivalents which are denominated in Canadian dollars, as detailed in the above tables.

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

The Group has a Short Term Investment Policy which was developed to manage the Group’s surplus cash and cash equivalents.  In this context, the Group adopts a prudent approach that is tailored to cash forecasts rather than seeking high returns that may compromise access to funds as and when they are required.  Under the policy, the Group seeks to deposit its surplus cash in a range of deposits / securities over different time frames and with different institutions in an effort to diversify its portfolio and minimise risk.

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

At June 30, 2009, if interest rates had changed by +/- 50 basis points from the year-end rates, with all other variables held constant, the Group’s loss for the year would have been $39,000 lower / higher (2008: $67,000 lower / higher), mainly as a result of higher / lower interest income from cash and cash equivalents.  Consolidated equity for the Group would have been $39,000 higher / lower (2008: $67,000 higher / lower) mainly as a result of an increase / decrease in the fair value of cash and cash equivalents.

F40

36.           FINANCIAL RISK MANAGEMENT (cont.)

Market risk (cont.)

The exposure to interest rate risks and the effective interest rates of financial assets and liabilities, both recognized and unrealized, for the Group are as follows:

				Carrying	Weighted ave.	Ave. maturity period
	Year	Floating rate	Fixed rate	amount	effective rate	days
		$	$	$	%
Financial assets
Cash at bank / on hand (note)	2009	3,076,902	—	3,076,902	2.47%	At call
	2008	5,490,846	—	5,490,846	6.33%	At call
Short-term deposits	2009	—	4,750,000	4,750,000	4.37%	89
	2008	—	7,429,926	7,429,926	7.71%	73
Performance bond / deposits	2009	—	200	200	—	At call
	2008	—	519,117	519,117	7.86%	93
Totals	2009	3,076,902	4,750,200	7,827,102
	2008	5,490,846	7,949,043	13,439,889
Financial liabilities
Hire purchase liabilities	2009	—	373,444	373,444	9.45%	714
	2008	—	298,199	298,199	9.26%	914
Totals	2009	—	373,444	373,444
	2008	—	298,199	298,199

Notes:   All periods in respect of financial assets are for less than one year.

In respect of the hire purchase liabilities attributable to the Group, the interest rates are fixed for the terms of the facility, which is less than one year ($164,128) and between one and five years ($209,316).

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

A balanced view of cash inflows and outflows affecting the Group is summarised in the table below:

				1 to 5
	Year	< 6 months	6 to 12 months	years	> 5 years	Totals
		$	$	$	$	$
Financial assets
Cash at bank / on hand	2009	3,076,902	—	—	—	3,076,902
	2008	5,490,846	—	—	—	5,490,846
Short-term deposits	2009	4,750,000	—	—	—	4,750,000
	2008	7,429,926	—	—	—	7,429,926
Trade and other receivables	2009	1,829,239	—	—	—	1,829,239
	2008	1,596,738	—	—	—	1,596,738
Performance bond and deposits	2009	200	—	—	—	200
	2008	69,117	450,000	—	—	519,117
Available-for-sale investments	2009	—	—	255,000	—	255,000
	2008	—	—	207,195	—	207,195
Total financial assets	2009	9,656,341	—	255,000	—	9,911,341
	2008	14,586,627	450,000	207,195	—	15,243,822

F41

36.           FINANCIAL RISK MANAGEMENT (cont.)

Liquidity risk (cont.)

	Year	< 6 months	6 to 12 months	1 to 5 years	> 5 years	Totals
		$	$	$	$	$
Financial liabilities
Trade and other payables	2009	2,158,557	—	—	—	2,158,557
	2008	1,786,412	—	—	—	1,786,412
Hire purchase liabilities	2009	80,131	83,997	209,316	—	373,444
	2008	54,425	56,692	187,082	—	298,199
Total financial liabilities	2009	2,238,688	83,997	209,316	—	2,532,001
	2008	1,840,837	56,692	187,082	—	2,084,611
Net maturity	2009	7,417,653	(83,997)	45,684	—	7,379,340
	2008	12,745,790	393,308	20,113	—	13,159,211

The Group had access to the following undrawn borrowing facilities as at June 30, 2009:

	Facility limit	Amount used	Amount available
	$	$	$
Nature of facility
Master Asset Finance Facility	2,500,000	(373,443)	2,126,557
Credit card facilities	147,000	(22,958)	124,042

Note:         The Master Asset Finance Facility may be drawn at any time, subject to compliance with applicable banking covenants, and is subject to annual review (refer Note 17 in respect of a breach of the terms of the Facility).

The remaining contractual maturities of the financial liabilities of the Group are:

(Australian dollars)	2009	2008
	$	$
Financial liabilities
< 6 months	2,238,688	1,840,837
6 months to 12 months	83,997	56,692
1 year to 5 years	209,316	187,082
> 5 years	—	—
Total financial liabilities	2,532,001	2,084,611

Fair value estimation

As at June 30, 2009, the Group’s available-for-sale investments have been recognized at their fair values.  The following methods and assumptions are used to determine the fair values of financial assets and liabilities:

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

Hire purchase liabilities: the carrying amount approximates fair value.

F42

37.    AUDITORS’ REMUNERATION

(Australian dollars)	2009	2008	2007
	$	$	$
Audit services
Ernst & Young Australia in respect of:
Audit of the Group’s Financial Report	541,532	177,500	410,274
Other audit firms in respect of:
Audit of the Financial Reports of subsidiaries	10,826	8,241	9,158
Total remuneration in respect of audit services	552,358	185,741	419,432
Non-audit services
Ernst & Young Australia in respect of:
Tax advice and compliance services	99,480	38,350	55,095
Ernst & Young South Korea in respect of:
Due diligence and advisory services	20,618	—	—
Total auditors’ remuneration	672,456	224,091	474,527

Note:                  Audit fees paid during the year ended June 30, 2009 include the fees paid by the Group to Ernst & Young in respect of its US reporting requirements for the year ended June 30, 2008.

38.    SUBSEQUENT EVENTS

As at June 30, 2009, a dispute existed between the Group and its landlord, Bankberg Pty. Ltd. (a company associated with former Director Dr. Mervyn Jacobson) in relation to amounts receivable from the landlord in respect of the premises leased by the Group in Fitzroy, Victoria.  On July 28, 2009, a Letter of Intent was signed by the parties which established the parameters for calculating the amount to be paid as at June 30, 2009.  On August 20, 2009, the parties reached agreement as to the amount of this payment which has been reflected in the Group’s balance sheet as at June 30, 2009.

On October 5, 2009, Dr. Malcolm Roy Brandon was appointed as a Director of the Company.

Between October 30, 2009 and December 4, 2009, the Company sold all of its 500,000 shares in Regis Resources Limited generating net proceeds of $295,195, and a net profit of $210,195.

On November 24, 2009, Mr. Fred Bart resigned as a Director of the Company.

On November 25, 2009, PricewaterhouseCoopers was appointed as the Group’s auditor in respect of financial periods ending on, or after, December 31, 2009.

On November 25, 2009, Mr. Tommaso Bonvino was appointed as a Director of the Company.

Apart from the above, there have been no other significant events which have occurred after balance date.

F43