Form 20-F
period 2010-06-30
GENETIC TECHNOLOGIES LTD
filed 2010-12-21
CIK 1166272

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended June 30, 2010

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Thomas G. Howitt Telephone: 011 61 3 8412 7050; Facsimile: 011 61 3 8412 7040 Email: tom.howitt@gtglabs.com 60-66 Hanover Street, Fitzroy, Victoria, 3065, Australia
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

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

404,605,152 Ordinary Shares

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

References to the “ADSs” are to our ADSs described in Item 12.D “American Depositary Shares” and references to the “Ordinary Shares” are to our Ordinary Shares described in Item 10.A “Share Capital”.

Our fiscal year ends on June 30 and references in this Annual Report to any specific fiscal year are to the twelve month period ended on June 30 of such year.

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

Although we believe that the expectations reflected in such forward-looking statements are reasonable at this time, we can give no assurance that such expectations will prove to be correct.  Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.  Important factors that could cause actual results to differ materially from our expectations are contained in cautionary statements in this Annual Report including, without limitation, in conjunction with the forward-looking statements included in this Annual Report and specifically under Item 3.D “Risk Factors”.

All subsequent written and oral forward-looking statements attributable to us are expressly qualified in their entirety by reference to these cautionary statements.

ENFORCEMENT OF LIABILITIES AND SERVICE OF PROCESS

We are incorporated under the laws of Western Australia in the Commonwealth of Australia. The majority of our directors and executive officers, and any experts named in this Annual Report, reside outside the U.S.  Substantially all of our assets, our directors’ and executive officers’ assets and such experts’ assets are located outside the U.S.  As a result, it may not be possible for investors to affect service of process within the U.S. upon us or our directors, executive officers or such experts, or to enforce against them or us in U.S. courts, judgments obtained in U.S. courts based upon the civil liability provisions of the federal securities laws of the U.S.  In addition, we have been advised by our Australian solicitors that there is doubt that the courts of Australia will enforce against us, our directors, executive officers and experts named herein, judgments obtained in the U.S. based upon the civil liability provisions of the federal securities laws of the U.S. or will enter judgments in original actions brought in Australian courts based upon the federal securities laws of the U.S.

PART I

Item 1.            Identity of Directors, Senior Management and Advisers

Item 1.A         Directors and Senior Management

The Directors of the Company as of the date of this Annual Report are as follows:

Name	Position/Function	Business Address

Sidney C. Hack	Non-Executive Chairman	60-66 Hanover Street Fitzroy Victoria 3065 Australia

Tommaso Bonvino	Non-Executive Director	60-66 Hanover Street Fitzroy Victoria 3065 Australia

Dr. Malcolm R. Brandon	Non-Executive Director	60-66 Hanover Street Fitzroy Victoria 3065 Australia

Huw D. Jones	Non-Executive Director	60-66 Hanover Street Fitzroy Victoria 3065 Australia

The members of Senior Management of the Company as of the date of this Annual Report are as follows:

Name	Position/Function	Business Address

Dr. Paul D.R. MacLeman	Chief Executive Officer	60-66 Hanover Street Fitzroy Victoria 3065 Australia

Thomas G. Howitt	Chief Financial Officer and Company Secretary	60-66 Hanover Street Fitzroy Victoria 3065 Australia

Alison J. Mew	Chief Operating Officer	60-66 Hanover Street Fitzroy Victoria 3065 Australia

Dr. David J. Sparling	Vice President Legal and Corporate Development	60-66 Hanover Street Fitzroy Victoria 3065 Australia

Gregory J. McPherson	Vice President Sales and Marketing	60-66 Hanover Street Fitzroy Victoria 3065 Australia

Ivan Jasenko	Quality and Regulatory Manager	60-66 Hanover Street Fitzroy Victoria 3065 Australia

Lewis J. Stuart	General Manager Phenogen Sciences Inc.	9115 Harris Corners Parkway Suite 320 Charlotte North Carolina 28269 USA

Item 1.B         Advisers

Our principal bankers, accountants and legal advisers are as follows:

Name of Adviser	Function	Business Address

PricewaterhouseCoopers	Auditors	2 Southbank Boulevard Southbank Victoria 3006 Australia

Westpac Banking Corporation	Bankers - Australia	530 Collins Street Melbourne Victoria 3000 Australia

KeyBank National Association	Bankers - USA	1130 Haxton Drive Fort Collins Colorado 80525 USA

Bank of America, N.A.	Bankers - USA	155 Town Centre Drive Charlotte North Carolina 28117 USA

Baker & McKenzie	General Counsel	181 William Street Melbourne Victoria 3000 Australia

Sheridan Ross PC	Licensing and Patent Attorneys	1560 Broadway, Suite 1200 Denver Colorado 80202-5141 USA

Greenberg Traurig, LLP	U.S. Securities Counsel	200 Park Avenue New York New York 10166 USA

Item 1.C         Auditor

The auditor of the Group’s financial statements for the year ended June 30, 2010 was PricewaterhouseCoopers, whose address is 2 Southbank Boulevard, Southbank, Victoria, 3006, Australia.  The auditor of the Group’s financial statements for the years ended June 30, 2009, 2008, 2007 and 2006 was Ernst & Young, whose address is 8 Exhibition Street, Melbourne, Victoria, 3000, Australia. PricewaterhouseCoopers is the Company’s current independent registered public accounting firm, an appointment ratified at the Annual General Meeting held on November 25, 2009.

Item 2.            Offer Statistics And Expected Timetable

Not applicable.

Item 3.            Key Information

Item 3.A         Selected Financial Data

The following selected financial data for the five years ended June 30, 2010 is derived from the audited consolidated financial statements of Genetic Technologies Limited, prepared in accordance with International Financial Reporting Standards (“IFRS”), which became effective for our company as of our fiscal year ended June 30, 2006.  Under IFRS 1 “First-time Adoption of International Financial Reporting Standards”, or IFRS 1, a company adopting IFRS for the first time is required to adopt accounting policies that comply with IFRS and related interpretations that are in effect at the reporting date of its first annual financial statements prepared in accordance with IFRS, in our case June 30, 2006.

The balance sheet data as of June 30, 2010 and 2009 and the statement of comprehensive income data for the fiscal years 2010, 2009 and 2008 are derived from our audited consolidated financial statements included in this Annual Report.  Balance sheet data as of June 30, 2008, 2007 and 2006 and statement of comprehensive income data for the 2007 and 2006 financial years are derived from our audited consolidated financial statements which are not included in this Annual Report.  The data should be read in conjunction with the consolidated financial statements, related notes and other financial information included herein.

All amounts are stated in Australian dollars as of June 30, as noted.

GENETIC TECHNOLOGIES LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR 2010, 2009, 2008, 2007 AND 2006

	Year ended June 30, 2010	Year ended June 30, 2009	Year ended June 30, 2008	Year ended June 30, 2007	Year ended June 30, 2006
	AUD	AUD	AUD	AUD	AUD
Revenue from operations
Genetic testing services	4,915,528	4,599,286	3,918,692	3,119,131	2,550,221
Reproductive services	890,030	782,803	—	—	—
Total revenue from operations	5,805,558	5,382,089	3,918,692	3,119,131	2,550,221
Less: cost of sales	(2,716,657)	(2,203,839)	—	—	—
Gross profit from operations	3,088,901	3,178,250	3,918,692	3,119,131	2,550,221
Other revenue	3,951,178	6,012,014	11,689,120	11,595,297	7,407,982
Other income	213,808	787,529	276,606	340,486	708,411
Employee benefits expenses	(5,945,605)	(6,439,549)	(6,568,966)	(5,556,644)	(5,432,506)
Amortization and depreciation expenses	(3,706,330)	(3,987,996)	(4,755,155)	(4,602,992)	(4,817,277)
Impairment losses and other write-downs	(1,786,533)	(318,025)	(2,378,000)	(1,306,960)	(97,500)
Legal and patent fees	(1,257,145)	(1,386,393)	(873,854)	(748,605)	(1,440,929)
Administration expenses	(979,006)	(1,304,682)	(839,226)	(901,380)	(910,776)
Rent and outgoings	(718,593)	(584,980)	(533,644)	(535,045)	(511,050)
Royalties, license fees and commissions paid	(399,318)	(354,684)	(889,520)	(580,122)	(177,283)
Other laboratory and veterinary expenses	(357,464)	(748,254)	(1,599,644)	(1,989,098)	(2,008,546)
Marketing and promotion expenses	(340,630)	(272,726)	(221,644)	(437,087)	(502,353)
Finance costs	(100,422)	(89,499)	(66,763)	(90,929)	(112,082)
Contract research and trial expenses	(90,000)	(1,209,260)	(1,267,748)	(1,247,775)	(1,345,916)
Net foreign exchange losses	—	—	(254,954)	(317,317)	—
Net other expenses	(928,050)	(1,140,066)	(1,086,938)	(1,086,662)	(1,218,519)
Loss before income tax	(9,355,209)	(7,858,321)	(5,451,638)	(4,345,702)	(7,908,123)
Income tax expense	—	—	—	—	—
Loss for the year	(9,355,209)	(7,858,321)	(5,451,638)	(4,345,702)	(7,908,123)
Other comprehensive income/(loss)
Realized gain on sale of available-for-sale investments transferred from reserve	(170,000)	—	—	—	—
Unrealized gain on available-for-sale investments	—	170,000	—	—	—
Exchange gains/(losses) on translation of controlled foreign operations	(8,623)	(13,408)	(32,624)	(38,535)	26,548
Exchange gains/(losses) on translation of non-controlled foreign operations	3,404	6,133	(9,161)	(12,999)	—
Other comprehensive income/(loss) for the year, net of tax	(175,219)	162,725	(41,785)	(51,534)	26,548
Total comprehensive loss for the year	(9,530,428)	(7,695,596)	(5,493,423)	(4,397,236)	(7,881,575)

Loss for the year is attributable to:
Owners of Genetic Technologies Limited	(9,343,766)	(7,841,073)	(5,446,089)	(4,328,543)	(7,918,773)
Non-controlling interests	(11,443)	(17,248)	(5,549)	(17,159)	10,650
Total loss for the year	(9,355,209)	(7,858,321)	(5,451,638)	(4,345,702)	(7,908,123)

Total comprehensive loss for the year is attributable to:
Owners of Genetic Technologies Limited	(9,522,389)	(7,684,481)	(5,478,713)	(4,367,078)	(7,892,225)
Non-controlling interests	(8,039)	(11,115)	(14,710)	(30,158)	10,650
Total loss for the year	(9,530,428)	(7,695,596)	(5,493,423)	(4,397,236)	(7,881,575)

GENETIC TECHNOLOGIES LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (cont.)

FOR 2010, 2009, 2008, 2007 AND 2006

	Year ended June 30, 2010	Year ended June 30, 2009	Year ended June 30, 2008	Year ended June 30, 2007	Year ended June 30, 2006
	AUD	AUD	AUD	AUD	AUD
Loss per share (cents per share)
Basic and diluted net loss per ordinary share	(2.5)	(2.1)	(2.1)	(1.5)	(1.2)
Weighted-average shares outstanding	380,965,204	373,906,149	373,906,149	362,389,899	362,389,899

Note:           Refer Item 8D in respect of changes to the presentation of these financial statements relating to the disclosure of cost of sales data.

GENETIC TECHNOLOGIES LIMITED

CONSOLIDATED BALANCE SHEET DATA
FOR 2010, 2009, 2008, 2007 AND 2006

	Year ended June 30, 2010	Year ended June 30, 2009	Year ended June 30, 2008	Year ended June 30, 2007	Year ended June 30, 2006
	AUD	AUD	AUD	AUD	AUD
Assets
Current assets	4,502,161	10,103,166	15,893,852	14,600,846	13,960,666
Non-current assets	3,777,411	7,874,565	8,200,726	14,848,181	19,756,241
Total assets	8,279,572	17,977,731	24,094,578	29,449,027	33,716,907
Liabilities
Current liabilities	(2,478,943)	(3,779,385)	(3,047,002)	(3,248,763)	(2,946,212)
Non-current liabilities	(82,933)	(86,301)	(262,503)	(97,455)	(528,556)
Total liabilities	(2,561,876)	(3,865,686)	(3,309,505)	(3,346,218)	(3,474,768)
Net assets	5,717,696	14,112,045	20,785,073	26,102,809	30,242,139
Shareholders’ equity
Contributed equity	72,378,105	71,285,663	70,243,996	70,243,996	70,243,996
Reserves	1,529,142	1,701,899	1,588,804	1,456,895	1,237,524
Accumulated losses	(68,374,028)	(59,030,262)	(51,189,189)	(45,743,100)	(41,414,557)
Minority interests	184,477	154,745	141,462	145,018	175,176
Total shareholders’ equity	5,717,696	14,112,045	20,785,073	26,102,809	30,242,139

Exchange rates

The following table sets forth, for the periods and dates indicated, certain information concerning the noon buying rate in New York City for Australian dollars expressed in U.S. dollars per $1.00 as certified for customs purposes by the Federal Reserve Bank of New York.

Period ended	At period end	Average rate	High	Low
Yearly data
June 2006	0.7423	0.7475	0.7781	0.7056
June 2007	0.8491	0.7899	0.8491	0.7407
June 2008	0.9562	0.8965	0.9644	0.7672
June 2009	0.8055	0.7513	0.9797	0.6073
June 2010	0.8480	0.8820	0.9369	0.7751
Monthly data
June 2010	0.8480	0.8539	0.8818	0.8192
July 2010	0.9051	0.8786	0.9051	0.8380
August 2010	0.8910	0.9004	0.9170	0.8807
September 2010	0.9640	0.9398	0.9714	0.9093
October 2010	0.9796	0.9811	0.9943	0.9666
November 2010	0.9607	0.9889	1.0143	0.9594
December 2010 (note)	0.9930	0.9850	0.9974	0.9675

Note:           Data for the month of December 2010 covers the period up to December 16, 2010.

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

Since our listing on the Australian Securities Exchange in August 2000, the price of our Ordinary Shares has ranged from a low of $0.02 to a high of $1.05 per share.  Further fluctuations are likely to occur due to events not within our control and general market conditions affecting the biotechnology sector or the stock market generally.  The most significant such event of which we have knowledge took place in August 2003 after a television report in Australia on our company was broadcast.  During that week, the price of our shares increased from $0.58 to $0.87 on a volume of 26,000,000 shares traded, which was exceptionally high for us.  The share price subsequently retreated.

In addition, low trading volume may increase the volatility of the price of our ADSs.  Trading volume in our Ordinary Shares on other markets has not been historically high, and the trading volume of our ADSs on the NASDAQ Global / Capital Markets has typically also been low.  Further, because each of our ADSs represents 30 of our Ordinary Shares, trading volume in our ADSs is lower than that for our Ordinary Shares.  A thin trading market could cause the price of our ADSs to fluctuate significantly more than the stock market as a whole.  For example, trades involving a relatively small number of our ADSs may have a greater impact on the trading price for our ADSs than would be the case if the trading volume were higher.

The following chart illustrates the fluctuation in the price of our shares (in Australian dollars) over the last five years:

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

We are a public company limited by shares, registered and operating under the Australian Corporations Act 2001.  The majority of our directors and officers named in this Annual Report reside outside the U.S.  Substantially all, or a substantial portion of, the assets of those persons are also located outside the U.S.  As a result, it may not be possible to affect service on such persons in the U.S. or to enforce, in foreign courts, judgments against such persons obtained in U.S. courts and predicated on the civil liability provisions of the federal securities laws of the U.S.  Furthermore, substantially all of our directly-owned assets are located outside the U.S., and, as such, any judgment obtained in the U.S. against us may not be collectible within the U.S.  There is doubt as to the enforceability in the Commonwealth of Australia, in original actions or in actions for enforcement of judgments of U.S. courts, of civil liabilities predicated solely upon federal or state securities laws of the U.S., especially in the case of enforcement of judgments of U.S. courts where the defendant has not been properly served in Australia.

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

However, in line with the Australian Securities Exchange regulations, we will disclose our semi-annual results which, in accordance with Australian auditing standards, are required to have a limited review semi-annually and be fully audited annually.  The information, which may have an effect on the stock price on the Australian Securities Exchange, will also be disclosed to the Australian Securities Exchange and the Securities Exchange Commission.  Other relevant information pertaining to our Company will also be disclosed in line with the Australian Securities Exchange regulations and information dissemination requirements for listed companies.  We will provide our semi-annual results and other material information that we make public in Australia in the U.S. under the cover of an SEC Form 6-K.  Nevertheless, you may not be afforded the same protection or information, which would be made available to you, were you investing in a United States public corporation because the requirements of a Form 10-Q and Form 8-K are not applicable to us.

If significant liquidity does not eventuate for our ADSs on NASDAQ, your ability to resell your ADSs could be negatively affected because there would be limited buyers for your interests.

Historically, there was virtually no trading in our ADSs through the pink sheets after the establishment of our Level I ADR Program.  However, subsequent to the Level II listing of our ADSs on the NASDAQ Global Market on September 2, 2005, the trading volumes of our ADSs have increased.  The Company subsequently transferred the listing of its ADSs to the NASDAQ Capital Market effective as from June 30, 2010.  An active trading market for the ADSs, however, may not be maintained in the future.  If an active trading market is not maintained, the liquidity and trading prices of the ADSs could be negatively affected.

In certain circumstances, holders of ADRs may have limited rights relative to holders of Ordinary Shares.

The rights of holders of ADSs with respect to the voting of Ordinary Shares and the right to receive certain distributions may be limited in certain respects by the deposit agreement entered into by us and The Bank of New York Mellon.  For example, although ADS holders are entitled under the deposit agreement, subject to any applicable provisions of Australian law and of our Constitution, to instruct the depositary as to the exercise of the voting rights pertaining to the Ordinary Shares represented by the American Depositary Shares, and the depositary has agreed that it will try, as far as practical, to vote the Ordinary Shares so represented in accordance with such instructions, ADS holders may not receive notices sent by the depositary in time to ensure that the depositary will vote the Ordinary Shares. This means that the holders of ADRs may not be able to exercise their right to vote.  In addition, under the deposit agreement, the depositary has the right to restrict distributions to holders of the ADSs in the event that it is unlawful or impractical to make such distributions.  We have no obligation to take any action to permit distributions to holders of our American Depositary Receipts, or ADRs. As a result, holders of ADRs may not receive distributions made by us.

Our Company has a history of incurring losses.

The business which is now called Genetic Technologies Limited was founded in 1989. We have incurred operating losses in every year of our existence.  We incurred net losses of $7,918,773 for the year ended June 30, 2006, net losses of $4,328,543 for year ended June 30, 2007, net losses of $5,446,089 for year ended June 30, 2008, net losses of $7,841,073 for year ended June 30, 2009 and net losses of $9,343,766 for year ended June 30, 2010.  As of June 30, 2010, we have accumulated losses of $68,374,028.  As of June 30, 2010, the extent of future losses and the time required to achieve profitability remains uncertain.

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

For a full discussion of competition see Item 4.B “Competition”.

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

We have relationships with academic consultants who are not employed by us.  Accordingly, we have limited control over their activities and can expect only limited amounts of their time to be dedicated to our activities.  These persons may have consulting, employment or advisory arrangements with other entities that may conflict with or compete with their obligations to us.  Our consultants typically sign agreements that provide for confidentiality of our proprietary information and results of studies. However, in connection with every relationship, we may not be able to maintain the confidentiality of our technology, the dissemination of which could hurt our competitive position and results of operations.  To the extent that our scientific consultants develop inventions or processes independently that may be applicable to our proposed products, disputes may arise as to the ownership of the proprietary rights to such information, and we may not win those disputes.

If we are unable to protect our proprietary assets, we may not be able to commercialize products or services.

Our commercial success partially depends on our ability to obtain patent protection for many aspects of our business, including the products, methods and services we develop. Patents issued to us may not provide us with substantial protection or be commercially beneficial to us.  The issuance of a patent is not conclusive as to its validity or its enforceability.  In addition, our patent applications or those we have licensed, may not result in issued patents.  If our patent applications do not result in issued patents, our competitors may obtain rights to commercialize our discoveries which could harm our competitive position.  We also may apply for patent protection on novel genetic variations in known genes and their uses, as well as novel uses for previously identified genetic variations discovered by third parties.  In the latter cases, we may need a license from the holder of the patent with respect to such genetic variations in order to make, use or sell any related products. We may not be able to acquire such licenses on terms acceptable to us, if at all.

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

In addition, in order to protect or enforce our patent rights or to protect our ability to operate our business, we may need to initiate other patent litigation against third parties.  These lawsuits could be expensive, take significant time to resolve, and could divert Management’s attention from other business concerns.  These lawsuits could result in the invalidation or limitation in the scope of our patents or forfeiture of the rights associated with our patents.  We may not prevail in any such proceedings and a court may find damages or award other remedies in favor of our opposing party in any of these suits.  During the course of any future proceedings, there may be public announcements of the results of hearings, motions and other interim proceedings or developments in the litigation.  Securities analysts or investors may perceive these announcements to be negative, which could cause the market price of our stock to decline.

We may be subject to professional liability suits and our insurance may not be sufficient to cover damages.  If this occurs, our business and financial condition may be adversely affected.

Our business exposes us to potential liability risks that are inherent in the testing, manufacturing, marketing and sale of genetic tests.  The use of our products and product candidates, whether for clinical trials or commercial sale, may expose us to professional liability claims and possible adverse publicity.  We may be subject to claims resulting from incorrect results of analysis of genetic variations or other screening tests performed using our services.  Litigation of such claims could be costly.  We could expend significant funds during any litigation proceeding brought against us.  Further, if a court were to require us to pay damages to a plaintiff, the amount of such damages could significantly harm our financial condition. Although we have public and product liability insurance coverage under broadform liability and professional indemnity policies, for an aggregate amount of $60,000,000, the level or breadth of our coverage may not be adequate to fully cover potential liability claims. To date we have not been subject to any claims, or ultimately liability, in excess of the amount of our coverage. In addition, we may not be able to obtain additional professional liability coverage in the future at an acceptable cost.  A successful claim or series of claims brought against us in excess of our insurance coverage and the effect of professional liability litigation upon the reputation and marketability of our technology and products, together with the diversion of the attention of key personnel, could negatively affect our business.

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

In November 2008, the Federal Government released a discussion paper on non-consensual genetic testing in which it is proposed that such testing be made illegal.  The purpose of this paper is to obtain feedback from the public and industry on this issue prior to formulating legislation in this area.  In the area of paternity testing, the paper discusses the issue of consent but makes no recommendation as to what the required consent for taking a sample from a child would be.  For example, does this require the consent of both parents or just one?  If the testing of a sample eventually requires the consent of both parents, then this will have a negative impact on our revenue as father/child testing is a substantial and growing market.

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

Gene Patenting Debate in Australia — recent developments

In 2008, the Australian Senate commenced an inquiry into the issues surrounding the patenting of genes.  The inquiry was due to report its findings in early 2009. Having extended the timeline on several occasions, the Senate inquiry was then interrupted by an Australian Federal election in October 2010.  On September 30, 2010, the Senate re-referred the matter to the Senate Community Affairs Committee for inquiry and report.

On November 25, 2010, the report arising from the Senate’s inquiry into gene patents was released.  It tabled 16 recommendations primarily aimed at making amendments to existing provisions of the Patents Act, while minimizing unforeseen consequences of changes to biotechnology sector, including the potential prohibition on patenting biological materials.

The Senate Report also noted a number of events that may affect further decisions, such as the private member’s Bill that was introduced into the Federal Parliament.  The Bill was referred immediately to the Legal and Constitutional Affairs Legislation Committee for inquiry and report by June 16, 2011.

The Report also said “… the Committee heard conflicting evidence as to whether a prohibition on the patenting of genes and other biological materials (a) would be effective, and (b) would not lead to unforeseen consequences in other fields of technology, particularly biotechnology, research and development.”

The Patent Amendment (Human Genes and Biological Materials) Bill 2010

The Patent Amendment (Human Genes and Biological Materials) Bill 2010 was introduced in the Lower House of the Australian Parliament on October 18, 2010. The Bill will now be reviewed by the Legal and Constitutional Affairs - Legislation Committee.  The Government’s response is expected to be received early in calendar 2011.  The same Bill, sponsored by Peter Dutton MP and Rob Oakeshott MP, will be introduced in the House of Representatives in February 2011.

Australian Federal Court Patent Proceeding

In June 2010, a group of Australian plaintiffs initiated litigation in the Australian Federal Court challenging the validity of certain claims of an Australian patent owned by Myriad Genetics Inc. (Australian patent 686004 — “’004”).  Genetic Technologies was named as a respondent to this matter by virtue of the fact that Genetic Technologies is the exclusive licensee of the BRCA patents in Australia (which includes the ’004 patent).  This matter bears a striking resemblance to the US litigation filed by the American Civil Liberties Union against Myriad’s US patent equivalent in which, during March 2010, a US Federal District Court ruled that isolated DNA sequences are not eligible for patent protection because of the fact that they are derived from natural sources.  Myriad has since filed an appeal against the decision.

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

Public opinion regarding ethical issues related to the confidentiality and appropriate use of genetic testing results may influence government authorities to call for limits on, or regulation of the use of, genetic testing.  In addition, such authorities could prohibit testing for genetic predisposition to certain conditions, particularly for those that have no known cure.  Furthermore, adverse publicity or public opinion relating to genetic research and testing, even in the absence of any governmental regulation, could reduce the potential markets for our services, which could materially and adversely affect our revenues.

Although we are a leader in the field of genetics in Australia, we do not undertake any activities in the contentious areas of cloning, stem cell research or other gene-altering areas.  As such, many of the ethical issues that may be relevant to other participants in the genetics industry are not necessarily applicable to us.

Licensing

The patenting of genes and issues surrounding access to genetic knowledge are the subjects of extensive and ongoing public debate in many countries.  By way of example, the Australian Law Reform Commission has previously conducted two inquiries into the social uses of genetic information.  The patents we hold over uses of “non-coding” DNA have broad scope and have also been the subject of debate and some criticism in the media. A risk we face is that individuals or organizations in one or more of the countries in which these patents have issued could take legal action to seek their amendment, revocation or invalidation, something which has previously happened on several occasions in various jurisdictions, though we have prevailed in all such cases.

Furthermore, any time that we initiate legal action against parties that infringe our patents we face a risk that the infringer will defend itself through a counter-claim of patent invalidity or other such claims.  Subsequent legal action could potentially overturn, invalidate or limit the scope of our patents.

Under the relevant Patent Act in most of the countries in which our non-coding patents have issued, the relevant judicial system has rights to impose compulsory licensing.  The relevant governments typically hold “march-in” rights by which they may unilaterally choose to exploit the technology.  To the extent that the Company’s non-coding technology is used in the conduct of research, we also face risks, uncertainty and controversy over the licensing of our technology to those conducting research. Whether or not researchers should be exempted from obligations to take licenses to relevant patents was the subject of another government inquiry conducted by the Australian Council for Intellectual Property who recommended the creation of a research exemption.

During the 2008 calendar year, a Senate Inquiry into “matters relating to the granting of patents in Australia over human and microbial genes and non-coding sequences” was initiated by the Australian Federal Government.  Along with more than 50 other parties representing a wide variety of interested groups, the Company lodged a formal submission to the Inquiry.  As of the date of this Report, the final date for the lodging of submissions has passed and the Senate is receiving those which have been lodged ahead of making its recommendations in the 2011 calendar year. Irrespective of the outcome of the Inquiry, the Company anticipates that it will have little, if any, material impact on the Company’s business.  Refer above for further discussion on the debate surrounding the patenting of genes in Australia.

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

In regards to other medical tests we offer, increased competition from countries such as China and India is likely to make inroads to our marketplaces, offering lower priced tests which may decrease our profitability.  Within Australia, the continued performance by public institutions of medical diagnostic tests also carries the risk that those institutions may acquire the latest generation of robotic test platforms which are able to perform tests at substantially lower costs.  In some cases, these institutions are heavily subsidized by the government and therefore do not have the same commercial and amortization cost bases of a publicly listed company such as Genetic Technologies.  As such, they may be able to offer tests at a lower price than we can.

Launch of BREVAGenTM

With the acquisition and proposed launch of our BREVAGenTM breast cancer test, a number of risks have been identified.  The test exists in a new area of genetic testing, being a prognostic test, and it may take time for us to establish credibility and educate the various potential customer groups we have identified.  This may result in a lag in establishing reasonable rates of sales which may be aggravated by resistance associated with price sensitivity. Despite various studies and review publications, clinician adoption of the test on a regular basis will require substantial resources and effort.  Establishing a new U.S. company will require staffing with  salespeople and identification of territories in which to start selling the test.  These salespeople will require time to establish customer contact and convert sales. The approval of our Australian laboratory as the core testing facility for the BREVAGenTM test is still dependent on us receiving CLIA approval and without it, we are unable to sell the test in the U.S. marketplace. Alternate plans are in place if such approval is not received but this would delay the proposed timing of the launch. Even with CLIA approval being given to our Australian laboratory, U.S. government health care programs could restrict our ability to offer the test in the U.S., thereby restricting our available market.

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

On April 14, 2010, we announced that we had acquired certain assets from Perlegen Sciences, Inc. in California, with the main asset being the BREVAGen™ breast cancer risk test (“BREVAGen™”).  In addition to the BREVAGen™ test, we also acquired a suite of patents valid to 2022 which augment and extend our current non-coding patent portfolio.  On June 28, 2010, we incorporated a wholly-owned subsidiary named Phenogen Sciences Inc. in the State of Delaware which will be licensed to sell the BREVAGen™ test, and in future other tests, in the U.S. marketplace.

In early calendar year 2002, we commenced the process of out-licensing our non-coding patents, announcing several early successes.  Since then, we have granted commercial licenses to a total of 47 licensees and 6 research licenses to the following parties, which are listed in reverse chronological order of their effective dates:

Commercial licensees	Research licensees

47. Pioneer Hi-Bred International Inc., USA	6. Texas A&M University (Merlogen Inc.), USA
46. Innogenetics NV (medical diagnostic products), Belgium	5. Colorado State University, USA
45. Laboratoires Réunis, Luxembourg	4. University of Technology Sydney, Australia
44. Interleukin Genetics Inc., USA	3. King’s College, London, England
43. Beckman Coulter Inc. / Clinical Data Inc., USA	2. University of Sydney, Australia
42. Monsanto Company (cattle genetics) USA	1. University of Utah, USA
41. Molecular Pathology Laboratory Network Inc., USA
40. EraGen Inc., USA
39. Gen-Probe Inc., USA
38. TIB MOLBIOL Syntheselabor GmbH, Germany
37. Millennium Pharmaceuticals Inc., USA
36. GeneDx (Bio Reference Laboratories Inc.), USA
35. General Electric Company, USA
34. Prometheus Laboratories Inc. USA
33. Kimball Genetics Inc., USA
32. BioSearch Technologies Inc., USA
31. Syngenta Crop Protection AG, Switzerland
30. Monsanto Company (swine genetics), USA
29. Thermo Fisher Scientific Inc., USA
28. Monsanto Company (plant genetics) USA
27. Sciona Inc., USA
26. Genosense Diagnostics GmbH, Austria
25. Innogenetics NV (HLA products), Belgium
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

In order to increase the rate at which these licenses can be secured, the licensing team at the Company’s headquarters in Melbourne, Australia has been expanded in recent years by the appointment of additional staff to accelerate the preparation of dossiers on potential licensees.  Internationally, independent licensing contractors were previously engaged to represent the Company “on the ground” in our major markets.

On February 16, 2010, we announced that we had filed a patent infringement suit in respect of our non-coding DNA technologies against nine parties in the US District Court, Western District of Wisconsin.  The case is being prosecuted by the Company’s Colorado-based law firm Sheridan Ross PC and we have put in place arrangements pursuant to which we believe that the patent infringement suit should not have a material adverse impact on our finances. Since filing the suit, non-coding licenses have been granted by us to Gen-Probe Inc., Molecular Pathology Laboratory Network Inc., Monsanto Company, Beckman Coulter Inc. / Clinical Data Inc., Interleukin Genetics Inc. and Pioneer Hi-Bred International Inc. as part of settlements that have been reached with those parties.  Further, settlement discussions with a number of the remaining parties, together with other parties who are not involved with the suit, have also commenced and are progressing.

Item 4.B         Business Overview

We are a biotechnology company focused on expanding our genetic testing business in the Asia-Pacific region and, with the addition of the BREVAGenTM breast cancer test, in the USA and later in Europe.  In addition, we are now pursuing commercial opportunities in other areas of activity:

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

We issue reports for the Family Court in Australia and provide similar services internationally for the Department of Immigration and Citizenship (“DIAC”).  We are one of only two DNA testing laboratories in Australia recognized by DIAC to provide DNA tests for immigration purposes.

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

In November 2004, the Company announced a strategic alliance with Australian biotechnology company Bionomics Limited for the commercialization of the diagnostic genetic test for the condition Severe Myoclonic Epilepsy in Infancy.  This test was the first to expand the Company’s human molecular diagnostics focus beyond cancer susceptibility testing.  In July 2006, we further cemented our position as Australia’s leading independent provider of complex genetic testing services with NATA granting further accreditation of our Melbourne laboratory to provide a wide range of complex genetic tests.  Genetic analysis for the predisposition and diagnosis of a wide range of disease states is increasingly being used by clinicians in standard medical practice. We committed to providing the gold standard in testing technology, with superior turn-around times and a substantially more cost efficient service.  Attainment of the further accreditation by NATA in the area of complex gene sequencing testing services has enabled numerous government funded genetics services to begin utilizing the Company’s testing service to improve patient care.

For the financial year ended June 30, 2010, we generated revenue in the Medical division of $1.73 million, representing an increase of more than 20% over the previous financial year.  Having established an excellent laboratory service with significant excess capacity, the Company announced in July 2008 that a commercial decision had been made to enforce the rights granted to it under an exclusive license from Myriad to perform diagnostic testing of the BRCA1 and BRCA2 genes in Australia and New Zealand.  However, following the removal of five Directors from the Board at the Company’s Annual General Meeting on November 19, 2008, the new Board undertook a formal review of the Company’s decision to enforce its BRCA testing rights and subsequently resolved to immediately revert to its original decision to allow other laboratories in Australia to freely perform BRCA testing.

In October 2009, a new strategic direction was established to focus efforts in creating a portfolio of tests that would be aimed at assisting medical clinicians with cancer management.  This would comprise tests that were created by the Company and in-licensed from third parties which would then be marketed by Genetic Technologies in the Asia Pacific region.  In November 2009, distribution agreements were executed with Trimgen and Rosetta Genomics of the US to acquire distribution rights for their tests across Oceania.  In addition to the current test portfolio, GTG began introducing itself to the Oncology market via regular attendance at medical conferences and direct to market selling activities.  An additional agreement to acquire local distribution rights from Response Genetics of the U.S. was then executed by the Company in January 2010.

In December 2009, GTG took a four month option to investigate the purchase of various assets from Perlegen Sciences, Inc. of Mountain View, California which included the breast cancer non-familial risk assessment test, BREVAGen™.  Those assets were subsequently purchased in April 2010.  Work then began on validating the test in GTG’s Melbourne-based laboratory as well as initiating the process for obtaining CLIA certification which would enable the Company to undertake the testing of samples received from the U.S. market. By July 2010, a new U.S. subsidiary named Phenogen Sciences Inc. had been incorporated by the Company in Delaware to market and distribute the BREVAGen™ test across mainland USA. Since then, Phenogen Sciences has established an office in Charlotte, North Carolina and employed several key personnel, including a General Manager named Mr. Lewis Stuart.

The BREVAGen™ test combines a lifestyle risk assessment using the “Gail” score, with a personalized genetic risk assessment. The two parts give a “BREVAGen™” score for five year and lifetime risk assessment as well as being compared to clinical threshold levels for treatment established by the American Cancer Society and the American Society of Clinical Oncology.  We believe there are in the order of one million women a year in the USA who have a breast biopsy result that is not invasive cancer yet they may want to know their future risk of getting breast cancer.  BREVAGen™ is a prognostic tool to help clinicians better determine what sort of proactive treatment or surveillance strategy to employ with such patients.

(3) Animal Testing - in May 2003, we acquired the assets of Genetic Science Services to expand the range of tests we can offer to include relevant genetic testing in animals - for example, progeny testing in horses, dogs, deer, sexing in birds, and animal disease identification and susceptibility testing for a range of animals, including exotic and zoo animals.  This acquisition also allowed the Company to support research projects involving, for example, the Australian fur seal and various frogs and reptiles.

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

In July 2008, we acquired Frozen Puppies Dot Com Pty. Ltd., an Australian company specializing in canine reproductive services.  Since then, the Company has made excellent progress expanding its facilities into territories outside of Australia, developing strong relationships with breeders and associations in China, Japan, New Zealand and elsewhere.  Staff has been employed to manage the Company’s activities in these territories and purpose-built facilities have now been established on the outskirts of Beijing, China and in several States of Australia.

In September 2009, GTG again won a tender for being the exclusive provider of genetic services to Greyhounds Australasia for a period of two years.  At this time, the Company’s animals business was re-launched through a new website; www.animalnetwork.com.au which provides information on genetic tests, a database of breeder dog results supplied from GTG tests, services and the ability to order tests online.

By late 2009, the new strategy for GTG of focusing on genetic health started to impact the way resources would be used in the animals business.  This change in strategic direction meant that many ad-hoc and small / infrequent volume animal tests were eliminated from the animal testing portfolio.  A decision to focus solely on canine genetic tests meant an increase in establishing relationship with new channel partners.  In the Veterinary market, Gribbles was appointed as the Company’s exclusive distribution partner for Australia and New Zealand.  In the animal welfare area, our relationship with Lort Smith Animal Hospital continued and additional relationships established with the Animal Welfare Leagues in New South Wales and South Australia and the New Zealand Kennel Club. Outside the main cities, distribution agreements were set up with ART in Rockhampton, Queensland.  From April to September 2010, GTG was invited to tender for the provision of canine genetic tests to the China Kennel Union. This is the largest canine club in China with current membership of 176,000 members.  GTG subsequently won a three year tender which will be serviced out of the GTG office in Beijing with tests to be conducted in the Company’s Melbourne laboratory.

With the increased emphasis and resourcing in the genetic business, a decision was taken during the 2010 financial year to move away from building the Frozen Puppies Dot Com business.  As a result, most of the existing centers have now been sold off to various parties who have a reputation for providing reproductive services.  GTG is, however, still able to work with those centers to provide its genetic testing services.

(4) Forensic Testing - recognizing the increasing use of DNA analysis in forensics and the demand this would place on existing government laboratories, in February 2004, the Company successfully gained forensics accreditation from the National Association of Testing Authorities, Australia (“NATA”). We were the first non-government laboratory in Australia to be awarded this accreditation.  Since then, we have developed a highly efficient and technologically advanced forensics laboratory.  This capability was substantially advanced by our recent non-coding licensing deal with Applera Corporation under which we secured equipment and supplies essential to conducting forensics analysis.  Together with these resources and our experience in DNA analysis, the Company is becoming a major provider of DNA analysis services to the forensics community.

In April 2006, we announced that we had been awarded a contract to supply the New South Wales (NSW) Police Force with DNA analysis services.  Under the contract, we provided services for an initial trial period of three months. Following this successful trial, we executed a three year contract with the NSW Police Force in January 2008 for DNA analysis services for their volume crime samples, such as burglary and motor vehicle theft.  This contract represented a major breakthrough for the Company and was the first time in Australia that any Police Force had awarded a long-term contract to outsource the testing of their crime samples.  The current contract with the NSW Police Force ends in January 2011. As of the date of this Annual Report, discussions are underway to explore initiating the first one year option and defining the type of work that would be involved.  The feedback regarding the contracted work to date has been wholly positive and the turnaround time targets stipulated in the current contract have been well exceeded.

We believe that a significant opportunity exists for the Company to assist other policing authorities to expeditiously process DNA samples and discussions have been held with two other State-based Police forces to investigate how GTG’s forensic capability could be utilized in their operations.  It is estimated that there is a substantial backlog of DNA samples currently waiting to be processed by these and other police departments throughout Australia. This work would be in addition to the processing of DNA samples collected on an ongoing basis from crime scenes.

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

During 2009, distribution agreements / amendments were established in Japan, Western Europe and Greece, with interest having also been received from South America and India.  The market for these tests is confined largely to specific professional sporting bodies and as such the volume for such a test is limited to those types of niches.

Distributors are being set in place in various parts of the world to sell the ACTN3 SportsGene Test™.  More information regarding the market potential of this product will be known by the end of calendar 2010.

(6) Reproductive Services — with the acquisition of Frozen Puppies Dot Com Pty. Ltd. in July 2008, the Company acquired a canine fertility clinic in Calga, New South Wales, Australia and established another clinic in Beijing, China. Further clinics were then established with the aim of combining both fertility services and DNA disease and trait tests to customers and breeders in both Australia and overseas.  During the 2010 financial year, the Company made the strategic decision to exit this market.  For details refer to the Animal Testing section above.

Our Patent Portfolio

The acquisition of GeneType AG gave our company ownership rights to a potentially significant portfolio of issued patents.  The major families of patents in the portfolio as of the date of this Annual Report include:

(a)          Intron Sequence Analysis;

(b)         Genomic Mapping;

(c)          Laboratory Techniques;

(d)         Perlegen;

(e)          BREVAGen™;

(f)            Ancestral Haplotypes;

(g)         Athletic Performance;

(h)         ImmunAid Project;

(i)             Nematode Project; and

(j)             RareCellect Project.

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

(c)          The Laboratory Techniques patents - describe a method for identifying band positions in an electrophoretic separation by also including a control, which serves as an internal standard.

(d)          The Perlegen patents - describe the family of patents that were acquired from Perlegen Sciences, Inc. that provide methods for discovering genetic associations to disease and which build on and augment the Genomic Mapping patents.

(e)          The BREVAGen™ patents - describe a combination of method and product filings which describes a breast cancer prognostic test based on both genetic and clinical factors to deliver an improved understanding of an individual’s risk of contracting breast cancer.

(f)            The Ancestral Haplotypes patents - describe a method for determining ancestral haplotypes using haplospecific geometric elements within the major histocompatibility complex multi-gene cluster and methods of genetic analysis involving the amplification of complimentary duplicons.  These patents were acquired from the C.Y. O’Connor ERADE Village Foundation in Western Australia.

(g)         The Athletic Performance patents - describe a method that enables aspects of athletic performance to be predicted based on detection of various forms of the alpha actinin 3 (ACTN3) gene.  These patents were acquired from the University of Sydney in New South Wales.

(h)         The ImmunAid Project patents - describe various methods aimed at improving the efficacy of cancer therapy and treatment of HIV-AIDS and form the basis of the ImmunAid project.

(i)            The Nematode Project patents - describe means to identify and to control a variety of species of parasites.  The patent applications describe the use of modern genetic technologies to identify celluar targets for two novel classes of chemicals which can be used to control the major parasitic worms of sheep and cattle. These nematodes are responsible for extensive economic losses to the sheep and cattle industries and are rapidly developing resistance to the existing chemicals.  The novel classes of chemical described in these patents offer a safe and highly effective alternative.

(j)            The RareCellect Project patents - the older patents describe a novel and safe method for the isolation and collection of fetal cells from the peripheral blood of a pregnant woman, utilizing various HLA or other markers plus flow cytometry - all without any invasive procedure that might endanger the mother or the child. Together with more recent patents, these form the basis of the intellectual property associated with the RareCellect project.

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

In total, we have 13 issued patents and 22 patent applications in the United States. Reflecting our international business strategy, we have also sought and been granted foreign patents by many other major industrialized nations, corresponding to each of the major patents already issued in the United States.

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

Our Patents

Our current patent portfolio is described below.  “Numbers” refers to either provisional, application, publication or patent number.

	Country / region	Numbers	Granted	Pending

INTRON SEQUENCE ANALYSIS

Intron sequence analysis method for detection of adjacent and remote locus alleles as haplotypes	Australia	AU654111	•
Earliest priority August 25, 1989		AU672519	•
	Austria	AT144797	•
	Belgium	EP414469	•
	Canada	CA2023888	•
	Denmark	DK414469	•
	Europe	EP414469	•
	France	EP414469	•
	Germany	DE69029018	•
		DD299319	•
	Great Britain	EP414469	•
	Greece	GR3022410	•
	Hong Kong	HK1008053	•
	Israel	IL95467	•
	Italy	EP414469	•
	Japan	JP3206812	•
	Luxembourg	EP414469	•
	Netherlands	EP414469	•
	New Zealand	NZ235051	•
	Singapore	SG47747	•
	South Africa	ZA9006765	•
	Spain	ES2095859	•
	Sweden	EP414469	•
	Switzerland	EP414469	•
	United States	US5192659	•
		US5612179	•
		US5789568	•

	Country / region	Numbers	Granted	Pending

GENOMIC MAPPING

Genomic mapping method by direct haplotyping using intron sequence analysis	Australia	AU647806	•
Earliest priority July 11, 1990	Austria	AT185377	•
	Belgium	EP570371	•
	Canada	CA2087042	•
	Denmark	DK570371	•
	Europe	EP570371	•
	France	EP570371	•
	Germany	DE69131691	•
	Great Britain	EP570371	•
	Ireland	IE912426	•
	Israel	IL98793	•
	Italy	EP570371	•
	Japan	JP3409796	•
	Luxembourg	EP570371	•
	Netherlands	EP570371	•
	New Zealand	NZ238926	•
	South Africa	ZA9105422	•
	Sweden	EP570371	•
	Switzerland	EP570371	•
	United States	US5851762	•

PERLEGEN

Methods for genetic analysis	United States	US7127355	•
Earliest priority March 5, 2004	Europe	EP05724834.6		•
	Japan	JP2007502088		•

Methods for genetic analysis	Australia	AU2008304485		•
Earliest priority September 27, 2007	Canada	CA2704152		•
	Europe	EP2198381		•
	United States	US12/236036		•

Methods for genomic analysis	Australia	AU785425	•
Earliest priority March 30, 2001	Israel	IL148783	•
	United States	US6969589	•
	Canada	CA2380047		•
	Europe	EP1246114		•
	Israel	IL186298		•
	United States	US12/795361		•

Methods for identifying matched groups	United States	US7124033	•
Earliest priority April 30, 2003

Genetic analysis systems and methods	Australia	AU2003202919	•
Earliest priority January 7, 2002	United States	US6897025	•
	Canada	CA2472646		•
	Europe	EP037020328		•
	Japan	JP2003558032		•
		JP2008195647		•

Life sciences business systems and methods	United States	US6955883	•
Earliest priority March 26, 2003		US7427480	•

	Country / region	Numbers	Granted	Pending

PERLEGEN (cont.)

Pharmaceutical and diagnostic business systems and methods	United States	US7135286	•
Earliest priority March 26, 2002

Haplotype structure of Chromosome 21 (LQTS)	United States	US7115726	•
Earliest priority March 30, 2001

BREVAGen™

Markers for breast cancer	Australia	AU20066320559		•
Earliest priority November 29, 2006	Canada	CA2631621		•
	China	CN20068005171.0		•
	Europe	EP06838661.4		•
	Hong Kong	HK09101235.4		•
	Israel	IL191566		•
	Japan	JP2008543446		•
	Korea	KR1020087015808		•
	United States	US12/370833		•
		US12/370972		•
		US12/370992		•
		US12/890272		•

Methods for breast cancer risk assessment	United States	US12/920815		•
Earliest priority June 1, 2009	World	PCT/AU2010/000675		•

LABORATORY TECHNIQUES

Internal standards for electrophoretic separations	Austria	AT159589	•
Earliest priority July 11, 1990	Europe	EP466479	•
	France	EP466479	•
	Germany	DE69127999	•
	Great Britain	EP466479	•
	Japan	JP4232850	•
	Sweden	EP466479	•
	United States	US5096557	•

ANCESTRAL HAPLOTYPES

Genetic analysis	Europe	EP660877	•
Earliest priority November 1, 1991	France	EP660877	•
	Germany	DE69232726	•
	Great Britain	EP660877	•
	World	WO9309249	•
	United States	US6383747	•

Methods of genetic analysis involving the amplification of complementary duplicons	Australia	AU2006214800		•
Earliest priority February 16, 2005	Canada	CA2597947		•
	Europe	EP1848819		•
	United States	US2009150080		•

	Country / region	Numbers	Granted	Pending

ATHLETIC PERFORMANCE

ACTN3 genotype screen for athletic performance	Australia	AU2003258390	•
Earliest priority September 16, 2002	India	IN216886	•
	New Zealand	NZ538890	•
	Russia	RU2388829	•
	United States	US7615342	•
	Canada	CA2499084		•
	China	CN1732270		•
	Europe	EP1546403		•
	Japan	JP2005538710		•

IMMUNAID PROJECT

A retroviral immunotherapy	Australia	AU2003200583	•
Earliest priority August 18, 2000	China	CN1469746	•
	New Zealand	NZ524280	•
	Europe	EP1311267		•
	United States	US12/233369		•

Cancer therapy	Australia	AU2003203051	•
Earliest priority February 14, 2002	Europe	EP090075391		•
	United States	US2005180971		•

Methods of treating diseases	United States	US61/181508		•
Earliest priority May 27, 2009	World	PCT/AU2010/000649		•

Strategy for retroviral immunotherapy	Singapore	SG105903	•
Earliest priority February 20, 2002	South Africa	ZA200407143	•
	Europe	EP1482971		•

Method of therapy	New Zealand	NZ546873	•
Earliest priority October 24, 2003	Singapore	SG121609	•
	Australia	AU2004283322		•
	Canada	CA2543490		•
	Europe	EP1692516		•
	Japan	JP2007509078		•
	Mexico	PA/a/2006/004522		•
	United States	US2007202119		•

Therapeutic strategy for treating autoimmune and degenerative diseases	Australia	AU2005282218		•
Earliest priority September 8, 2004	Canada	CA2579353		•
	Europe	EP1805510		•
	Japan	JP2007530544		•
	United States	US11/574911		•

NEMATODE PROJECT

Compounds, composition and methods for controlling invertebrate pests	South Africa	ZA2009/03306	•
Earliest priority November 15, 2006	Australia	AU2007321720		•
	Canada	CA2670259		•
	Europe	EP78155652		•
	New Zealand	NZ576963		•
	United States	US2010137294		•

	Country / region	Numbers	Granted	Pending

NEMATODE PROJECT (cont.)

Compositions and methods for control of invertebrate pests	Australia	AU2009906188		•
Earliest priority December 21, 2009

High resolution analysis of genetic variation within Cryptosporidium parvum	Australia	AU2003250619	•
Earliest priority August 21, 2002

RARECELLECT® PROJECT

Fetal cell recovery method	Australia	AU649027	•
Earliest priority March 27, 1990	Austria	AT194166	•
	Belgium	EP521909	•
	Canada	CA2059554	•
	Denmark	DK521909	•
	Europe	EP521909	•
	France	EP521909	•
	Germany	DE69132269	•
	Great Britain	EP521909	•
	Greece	GR3034487	•
	Ireland	IE910996	•
	Israel	IL97677	•
	Italy	EP521909	•
	Japan	JP2965699	•
	Luxembourg	EP521909	•
	Netherlands	EP521909	•
	New Zealand	NZ237589	•
	Singapore	SG79188	•
	South Africa	ZA9102317	•
	Spain	ES2149760	•
	Sweden	EP521909	•
	Switzerland	EP521909	•
	United States	US5447842	•

Maternal antibodies as fetal cell markers to identify and enrich fetal cells from maternal blood	New Zealand	NZ537328	•
Earliest priority May 31, 2002	Singapore	SG108133	•
	Australia	AU2003229397	•
	Japan	JP2005528616	•
	Canada	CA2492631		•
	Europe	EP1532453		•
	Hong Kong	HK1075699		•
	United States	US10/516430		•

Identification of fetal DNA and fetal cell markers in maternal plasma or serum	Australia	AU2004217872		•
Earliest priority March 5, 2003	United States	US10/547721		•

Methods of enriching fetal cells	Europe	EP06721493		•
Earliest priority May 11, 2005	Japan	JP2008510361		•
	Canada	CA2651367		•
	United States	US11/914107		•

Biological sampling device	World	PCT/AU2010/00071		•
Earliest priority January 27, 2009

	Country / region	Numbers	Granted	Pending

RARECELLECT® PROJECT (cont.)

Epigenetic DNA enrichment	Australia	AU2009905023		•
Earliest priority October 14, 2009	United States	US61/251523		•

Cell processing and/or enrichment methods	Europe	EP097125694		•
Earliest priority February 18, 2008	United States	US12/918015		•
	World	PCT/AU2009/000180		•

Methods for obtaining fetal genetic material	World	PCT/AU2010/000438		•
Earliest priority April 21, 2009

Methods of enriching and detecting fetal nucleic acids	United States	US61/289710		•
Earliest priority December 23, 2009

Methods for obtaining samples for forensic analysis	United States	US61/323700		•
Earliest priority April 13, 2010

Out-licensing our Non-coding Patents Globally

The Company is currently licensing its non-coding patents in the United States, Europe and elsewhere.

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

Our Licenses and Commercial Collaborations

The following section describes our existing commercial and research licenses, our collaborations and our collaborators.  We announced our first license to the non-coding patents to the Australian livestock testing firm Genetic Solutions Pty. Ltd., in February 2002. Since then, we have formed a number of collaborations and granted many additional licenses.

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

Quest License:  In August 2003, we granted a license to our non-coding analysis patents to Quest Diagnostics Inc., based in New Jersey, USA.  The terms included a non-refundable signing fee plus ongoing annual payments in lieu of royalties from Quest for services provided by it in genetic laboratory testing in the United States, Canada and Mexico.  In addition, the license is terminable by one party in the event of a material breach by the other party not cured after notice. Either party may also terminate the license in the event of an insolvency event affecting the other party or the discontinuation of business by the other party.  Effective June 1, 2010, we amended the license which had been granted to Quest as part of a settlement with that company.  In return for agreeing to the amendment, Quest made a further payment to Genetic Technologies.

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

Bionomics Licenses: Effective November 5, 2004, we entered into two agreements with Bionomics Limited, a public company based in Adelaide, South Australia.  Under the first such agreement, we granted a non-exclusive, royalty-free license to Bionomics to use our non-coding patents in order to (i) perform research and development activities relating to and arising from the identification of genetic factors that may influence epilepsy and (ii) commercialize the results of those research and development activities including, without limitation, epilepsy diagnostic assays.  Bionomics paid us a non-refundable license fee on signing. Either party can terminate the agreement upon a material breach not timely cured.  Under the second agreement with Bionomics, we were granted a license to use certain intellectual property rights, including patent rights and associated know-how, relating to epilepsy gene discoveries and epilepsy diagnostic assays subject to minimum annual royalties.  We paid Bionomics a non-refundable license fee.  The agreement is terminable by either party upon material default by the other party that is not timely cured.

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

Applera Licenses:  Effective December 8, 2005, we entered into various agreements with Applera Corporation of Norwalk, Connecticut as part of a settlement of a patent dispute.  The binding agreements include a final Settlement Agreement plus license agreements and a supply agreement.  The total consideration receivable by us was paid partly in cash and partly in kind - including agreements supplying the Company with certain Applera equipment, reagents and intellectual property rights.  Recognition of in-kind consideration as revenue is subject to us meeting certain revenue recognition criteria including, but not limited to, the measurement of fair value at the time of receipt.

Optigen Licenses:  Effective May 23, 2006, we executed an agreement with Optigen, LLC of Ithaca, New York.  Under the agreement, Genetic Technologies granted Optigen a non-exclusive license to our non-coding patents for applications in dogs, and Optigen granted the Company the exclusive right to offer and perform the complete range of Optigen genetic tests for diseases in dogs in the Asia-Pacific region.  The addition of the Optigen tests substantially expanded the range of genetic tests offered by us to the canine industry in our region.  The license granted by us to Optigen provides Optigen with access to our non-coding technology, covering all relevant genetic tests and research activities conducted by Optigen, in dogs.

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

Innogenetics Licenses:  Effective June 30, 2006, we granted a license to the Company’s non-coding patents to Innogenetics NV of Ghent, Belgium.  Innogenetics is a significant supplier of genetic testing kits in Europe and is listed on the Belgium and German stock exchanges.  In consideration for granting the license, Innogenetics paid us an up-front signing fee and will pay ongoing annuities for the life of the non-coding patents.  The agreement is terminable by mutual agreement, or by us in the event of a breach of a term or condition by the licensee or if it is subject to an insolvency event.  Effective November 8, 2010, we granted a second license to the Company’s non-coding patents to Innogenetics as part of a settlement of a dispute which, this time, covers its work in molecular diagnostics products.

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

Monsanto Licenses:  Effective June 20, 2007, we granted a license to the Company’s non-coding patents to Monsanto Company, based in St. Louis, Missouri. As part of the license, which covers Monsanto’s work in plants, Monsanto made an up-front cash payment which, under the terms of the license, cannot be disclosed.  Effective August 22, 2007, we granted a second license to the Company’s non-coding patents to Monsanto which, this time, covers its work in swine.  In respect of this second license, Monsanto paid us a further up-front payment. Effective July 30, 2010, we granted a third license to the Company’s non-coding patents to Monsanto which, this time, covers its work in cattle.  In respect of this third license, Monsanto paid us a further up-front payment.

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

Gen-Probe License:  Effective April 29, 2010, we granted a license to the Company’s non-coding patents as part of a settlement agreement to Gen-Probe Inc., based in San Diego, California.  As part of the license, Gen-Probe made an up-front cash payment which, under the terms of the agreement, cannot be disclosed.

EraGen License:  Effective April 30, 2010, we granted a license to the Company’s non-coding patents as part of a settlement agreement to EraGen Biosciences Inc., based in Madison, Wisconsin.  As part of the license, EraGen made an up-front cash payment which, under the terms of the agreement, cannot be disclosed.

Molecular Pathology License:  Effective June 18, 2010, we granted a license to the Company’s non-coding patents as part of a settlement agreement to Molecular Pathology Laboratory Network Inc., based in Maryville, Tennessee.  As part of the license, Molecular Pathology made an up-front cash payment which, under the terms of the agreement, cannot be disclosed.

Beckman Coulter / Clinical Data License:  Effective August 24, 2010, we granted a license to the Company’s non-coding patents as part of a settlement agreement to Beckman Coulter Inc. and Clinical Data Inc., based in Brea, California and Newton, Massachusetts, respectively.  As part of the license, both parties made an up-front cash payment which, under the terms of the agreement, cannot be disclosed.

Interleukin License:  Effective October 1, 2010, we granted a license to the Company’s non-coding patents as part of a settlement agreement to Interleukin Genetics Inc., based in Waltham, Massachusetts.  As part of the license, Interleukin made an up-front cash payment and is due to make one further cash payment in 2011 both of which, under the terms of the agreement, cannot be disclosed.

Laboratoires Réunis License:  Effective October 20, 2010, we granted a license to the Company’s non-coding patents as part of a settlement agreement to Laboratoires Réunis, based in Junglinster, Luxembourg.  As part of the license, Laboratoires Réunis made an up-front cash payment together with a number of subsequent instalment payments which, under the terms of the agreement, cannot be disclosed.

Pioneer Hi-Bred License:  Effective November 29, 2010, we granted a license to the Company’s non-coding patents as part of a settlement agreement to Pioneer Hi-Bred International Inc., a DuPont corporation based in Johnston, Iowa. As part of the license, Pioneer made an up-front cash payment which, under the terms of the agreement, cannot be disclosed.

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

In an effort to further stimulate the Company’s licensing program, the Company announced on February 16, 2010 that it had filed a patent infringement suit in respect of its non-coding DNA technologies against nine parties in the U.S. District Court, Western District of Wisconsin.  The case is being prosecuted by the Company’s Colorado-based law firm Sheridan Ross PC and Genetic Technologies has put in place arrangements pursuant to which it believes that the patent infringement suit should not have a material adverse impact on its finances.  Since filing the suit, non-coding licenses have been granted by the Company to Gen-Probe Inc., Molecular Pathology Laboratory Network Inc., Monsanto Company, Beckman Coulter Inc. / Clinical Data Inc., Interleukin Genetics Inc. and Pioneer Hi-Bred International Inc. as part of settlements that have been reached with those parties.  Further, settlement discussions with the remaining three parties, together with other parties who are not involved with the suit the majority of which are located in Europe, have also commenced and are progressing.

Our Support for Three Significant Research Projects

Genetic Technologies currently supports three major research programs, details of which have been provided below.  Some projects have arisen from new inventions made by the Company while some have been made by others who have approached the Company seeking collaboration and support for their activities.

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

The Company is now actively pursuing out-licensing/co-development partnering options for the RareCellect™ Project.

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

The RareCellect™ solution

The Company has developed a proprietary sampling device using materials and design features which will ensure safe, non-traumatic sampling of the optimal region of the cervix to yield fetal cellular material. The current design, which has been used by a number of healthcare professionals to sample fetal material from more than 400 women, is protected by a US provisional patent.

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

A comprehensive memorandum detailing technical aspects of the technology and the commercial potential of the project has been compiled as has a virtual data room containing a full data package on the project..  As detailed above,  a number of international parties who operate in the RareCellect™ space have now been identified with a view to partnering the project by way of out-license or co-development arrangement on reasonable commercial terms.

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

(3) Nematode Project (formerly reported as the Pathogens Program)

In March 2001, GTG entered into a Collaborative Research Agreement (“CRA”) with the University of Melbourne (Department of Veterinary Science) to conduct applied research on methods for the diagnosis and control of parasitic diseases in animals and humans.  Two scientists were employed via the University and work commenced in mid-2001 under the direction of Associate Professor Robin Gasser.  Prof. Gasser is the author of more than 120 papers in international peer-reviewed journals, mainly in classical and molecular parasitology.

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

During 2009, the Company’s collaboration with the researchers at the Universities of Melbourne and Newcastle to discover new classes of chemicals for the treatment of nematodes (worms) in livestock continued. The project was supported by a grant from Meat & Livestock Australia who actively participated in the project.

In the first phase of the project, genetic techniques were used to identify proteins essential for the survival of the nematodes.  Several such targets were prioritized and their DNA sequences have been compared with that of humans and sheep. The logic behind this approach is that the protein targets in the parasites that have the least similarity with man or the host will be safer and less environmentally dangerous.

Several compounds have now been successfully synthesized as part of the project and a number of major livestock pharmaceutical companies active in the field of animal health, and several smaller companies with an interest in animal parasitology have been approached to determine their interest in this project.  The discussions are continuing.

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

On May 10, 2010, we announced that we had received formal notification from the United States Patent and Trademarks Office (“USPTO”) that the USPTO had upheld, without amendment, all of the claims which formed the basis of the re-examination action of the Company’s core 5,612,179 non-coding deoxyribonucleic acid (DNA) patent (as detailed in our ASX announcement dated June 30, 2009).

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

Other competitors in this marketplace include: DNAlabs (a wholly-owned subsidiary of Sydney IVF), Sonic Health Care (a division of Sonic, the second largest pathology provider in Australia), Healthscope - formerly Gribbles (the third largest pathology provider in Australia), Victorian Institute of Forensic Medicine (this is the Coroner’s laboratory in Victoria), John Tonge Centre (this is the Coroner’s laboratory in Queensland), Medvet Science (owned by the South Australian State Government), DNA Solutions (which sells its services over the internet) and DNA-Bioscience.

Genetic testing - diagnostics

As the sole licensee in Australia and New Zealand for the genetic test for the predisposition for familial breast cancer, we do not have any commercial competitors in this area but Healthscope also supply genetic tests to the healthcare market.  In the public arena, tests are provided by the pathology departments of certain public hospitals.  They are not true competitors in that the numbers of such tests that can be performed is restricted due to limited Government funding, but they do constitute the majority of tests conducted in this field. State Health Departments fund tests for the public sector based on various criteria and skewed to the most at risk profiles.

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

GTG has also developed a large portfolio of genetic tests for the canine area.  Currently, GTG is the only provider of canine DNA services for the growing pedigree dog market in China.  Tests are also sold by the Company in various parts of Asia including Japan and the Philippines.

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

Genetic testing - athletic performance

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

GTG has distribution agreements in place for Europe, parts of Asia and the USA where tests are collected and processed in the GTG laboratory, where as the arrangement for Japan to via a Japanese based laboratory.

Research

RareCellect Project

Whilst a number of companies around the world are active in the area of prenatal testing, there are currently no commercially available products that compete directly with the RareCellect™ cervical sampling technology.

ImmunAid Project

Although a number of major research groups around the world are working on immune-based therapeutics for cancer, apart from the joint ImmunAid / Mayo Clinic abstract presented at the American Society of Clinical Oncology (ASCO) 2009 and the Mayo Clinic abstract presented in 2010, there are no commercially-available products relating to the immune cycle and timed therapeutic intervention for the treatment of cancer.  However, there is momentum building in this field, and public funding programs are readily accessible by independent academic groups which would facilitate large clinical trials and uptake into practice if improvement in clinical outcomes by the use of the immune cycle to time therapy is adequately validated.

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

Item 4.C                          Corporate Structure

The diagram below shows the corporate structure of the Genetic Technologies group as of the date of this Annual Report:

Notes:             Phenogen Sciences Inc. was incorporated by the Company in the State of Delaware on June 28, 2010.

Genetic Technologies is the holding company of the group and is listed on the Australian Securities Exchange, under the code GTG and, via its ADRs, on the NASDAQ Capital Market, under the ticker symbol GENE.

Item 4.D                          Property, Plant and Equipment

As of the date of this Report, the Company has executed four leases in respect of premises occupied by the Group.

Fitzroy, Victoria

Genetic Technologies Limited rents the offices and laboratory premises which are located at 60-66 Hanover Street, Fitzroy, Victoria, Australia (an inner suburb of Melbourne) from Crude Pty. Ltd.  The lease is due to expire on September 30, 2013.  The current annual rental charge is approximately $286,000.  Genetic Technologies Limited does not have an option to purchase the leased premises at the expiry of the lease period.

Charlotte, North Carolina

Phenogen Sciences Inc., a wholly-owned subsidiary of Genetic Technologies Limited, rents office premises which are located at 9115 Harris Corners Parkway, Suite 320, Charlotte, North Carolina, USA from HC 9115 LLC.  The lease is due to expire on October 31, 2012.  The current annual rental charge is approximately USD 31,740.  Phenogen Sciences Inc. does not have an option to purchase the leased premises at the expiry of the lease period.

Beijing, China

Genetic Technologies (Beijing) Limited, another wholly-owned subsidiary, rents office premises which are located in Beijing, China. The lease expires on February 28, 2011.  The monthly rental cost is approximately $370.  Any extension of the lease at the end of the lease period will require the agreement of both parties.  Genetic Technologies (Beijing) Limited does not have an option to purchase the leased premises at the expiry of the lease period.

Devon Meadows, Victoria

Genetic Technologies Limited rents veterinary premises which are located at 2330 South Gippsland Highway, Devon Meadows, Victoria, Australia (a south eastern suburb of Melbourne).  The lease, which expires on June 30, 2011, covers premises that are owned by Robert Watts and Ming Chen.  The annual rental cost is $29,640.  Any extension of the lease at the end of the lease period will require the agreement of both parties.  Genetic Technologies Limited does not have an option to purchase the leased premises at the expiry of the lease period.

Item 5.                                   Operating and Financial Review and Prospects

You should read the following discussion and analysis in conjunction with Item 3.A “Selected Financial Data” and our financial statements, the notes to the financial statements and other financial information appearing elsewhere in this Annual Report.  In addition to historical information, the following discussion and other parts of this Annual Report contain forward-looking statements that reflect our plans, estimates, intentions, expectations and beliefs.  Our actual results could differ materially from those discussed in the forward-looking statements.  See the “Risk Factors” section of Item 3 and other forward-looking statements in this Annual Report for a discussion of some, but not all, factors that could cause or contribute to such differences.

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

Development Stage Enterprise

Until 2002, we were a development stage enterprise.  We had been developing our technology that resulted in the granting of seven families of patents in the USA which we have now actively started to commercialize and enforce.  Since inception up to June 30, 2010, we have incurred $68,374,028 in accumulated operating losses.  Our losses have resulted principally from costs incurred in research and development and from general and administrative costs associated with our operations. Refer to the Consolidated Statements of Operations in our attached financial statements.

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

Since commencing our licensing program during the year ended June 30, 2002, the Company has been successful in securing licenses for its technology from a total of 47 commercial licensees and 6 research licensees (see Item 4A for a complete list).  We have also received proceeds from the disposal of some of our remaining non-core mining assets which were held for resale in Australia and Canada during the year ended June 30, 2003 and from the sales of various shares in other companies which we formerly held.  None of this income is recurring.

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

Recent Accounting Pronouncements

In respect of the year ended June 30, 2010, the Group has assessed all new accounting standards mandatory for adoption during the current year, noting no new standards which would have a material affect on the disclosure in these financial statements.  There has been no affect on the profit and loss or the financial position of the Group.

Certain new accounting standards and interpretations have been published that are not mandatory for June 30, 2010 reporting periods.  The Group’s and the parent entity’s assessment of the impact of these new standards and interpretations is set out below.

•             IFRS 2009-8 Amendments to International Accounting Standards — Group Cash-Settled Share-Based Payment Transactions [IFRS 2] (effective for all accounting periods commencing on or after January 1, 2010)

The amendments made by the IASC to IFRS 2 confirm that an entity receiving goods or services in a group share-based payment arrangement must recognize an expense for those goods or services regardless of which entity in the group settles the transaction or whether the transaction is settled in shares or cash.  They also clarify how the group share-based payment arrangement should be measured, that is, whether it is measured as an equity- or a cash-settled transaction. The Group will apply these amendments retrospectively for the financial reporting period commencing on July 1, 2010.  There will be no impact on the Group’s or the parent entity’s financial statements.

•             IFRS 2009-10 Amendments to Australian Accounting Standards — Classification of Rights Issues [IAS 32] (effective for all accounting periods commencing on or after February 1, 2010)

In October 2009, the IASC issued an amendment to IAS 32 Financial Instruments: Presentation which addresses the accounting for rights issues that are denominated in a currency other than the functional currency of the issuer.  Provided certain conditions are met, such rights issues are now classified as equity regardless of the currency in which the exercise price is denominated. Previously, these issues had to be accounted for as derivative liabilities.  The amendment must be applied retrospectively in accordance with IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors.  The Group will apply the amended standard from July 1, 2010.  As the Group has not made any such rights issues, the amendment will not have any effect on the Group’s or the parent entity’s financial statements.

•             IFRS 7 Financial Instruments and IFRS 2009-11 Amendments to Australian Accounting Standards arising from IFRS 7 (effective from January 1, 2013)

IFRS 7 Financial Instruments addresses the classification and measurement of financial assets and is likely to affect the group’s accounting for its financial assets.  The standard is not applicable until January 1, 2013 but is available for early adoption.  The Group is yet to assess its full impact.  However, initial indications are that it may affect the Group’s accounting for its available-for-sale financial assets, since IFRS 7 only permits the recognition of fair value gains and losses in other comprehensive income if they relate to equity investments that are not held for trading.  Fair value gains and losses on available-for-sale debt investments, for example, will therefore have to be recognized directly in profit or loss.  In the current reporting period, the Group recognized no such gains or losses in other comprehensive income (2009: $170,000).  The Group has not yet decided when to adopt 1FRS 7.

•             Revised IAS 24 Related Party Disclosures and IFRS 2009-12 Amendments to Australian Accounting Standards (effective from January 1, 2011)

In December 2009, the IASC issued a revised IAS 24 Related Party Disclosures.  It is effective for accounting periods beginning on or after January 1, 2011 and must be applied retrospectively.  The amendment removes the requirement for government-related entities to disclose details of all transactions with the government and other government-related entities and clarifies and simplifies the definition of a related party.  The group will apply the amended standard from July 1, 2011.  When the amendments are applied, the Group and the parent entity will need to disclose any transactions between its subsidiaries and its associates.  However, it has yet to put systems into place to capture the necessary information.  It is therefore not possible to disclose the financial impact, if any, of the amendment on the related party disclosures.

•             IFRIC Interpretation 19 Extinguishing financial liabilities with equity instruments and IFRS 2009-13 Amendments to Australian Accounting Standards arising from Interpretation 19 (effective from July 1, 2010)

IFRIC Interpretation 19 clarifies the accounting when an entity renegotiates the terms of its debt with the result that the liability is extinguished by the debtor issuing its own equity instruments to the creditor (debt for equity swap).  It requires a gain or loss to be recognized in profit or loss which is measured as the difference between the carrying amount of the financial liability and the fair value of the equity instruments issued.  The Group will apply the interpretation from July 1, 2010. It is not expected to have any impact on the Group’s or the parent entity’s financial statements since it is only retrospectively applied from the beginning of the earliest period presented (July 1, 2009) and the group has not entered into any debt for equity swaps since that date.

These are the only changes which are expected to be of relevance to the Group.

Critical Accounting Policies

(a)              Basis of consolidation

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

(b)              Foreign currency translation

Both the functional and presentation currency of Genetic Technologies Limited and its Australian subsidiaries is the Australian dollar (AUD).  Transactions in foreign currencies are initially recorded in the functional currency at the exchange rates ruling at the date of the transaction.  Monetary assets and liabilities which are denominated in foreign currencies are retranslated at the rate of exchange ruling at the balance sheet date.  All differences are taken to the statement of comprehensive income.

Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate ruling at the date of the initial transaction.  Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates ruling at the date when the fair value was determined.

The functional currencies of the Company’s five overseas subsidiaries are as follows:

Gtech International Resources Limited — Canadian dollars (CAD)

Genetic Technologies (Beijing) Limited — Chinese yuan (CNY)

GeneType AG — Swiss francs (CHF)

GeneType Corporation — United States dollars (USD)

Phenogen Sciences Inc. — United States dollars (USD)

As at the reporting date, the assets and liabilities of these overseas subsidiaries are translated into the presentation currency of Genetic Technologies Limited at the rate of exchange ruling at the balance sheet date and the statement of comprehensive income are translated at the weighted average exchange rates for the period. The exchange differences arising on the retranslation are taken directly to a separate component of equity.  On disposal of a foreign entity, the deferred cumulative amount recognized in equity relating to that particular foreign operation is recognized in the statement of comprehensive income.

(c)              Fair value estimation

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

(d)              Segment reporting

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

The Group has adopted IFRS 8: Operating Segments from July 1, 2008.  The new standard requires a “management approach” under which segment information is presented on the same basis as that used for internal reporting purposes.  This did not result in a change in the number of reportable segments presented.  In addition, the segments are reported in a manner that is consistent with the internal reporting provided to the chief operating decision maker.  There has been no other impact on the measurement of the Company’s assets and liabilities.

(e)              Earnings per share

Basic EPS is calculated as the net loss attributable to members divided by the weighted average number of ordinary shares.

(f)                Parent entity financial information

The financial information for the parent entity, Genetic Technologies Limited, has been prepared on the same basis as the consolidated financial statements, except as set out below:

Investments in, and loans to, subsidiaries

Investments in subsidiaries are accounted for at cost in the financial statements of Genetic Technologies Limited.  Loans to subsidiaries are written down to their recoverable value as at balance date.

Financial guarantees

As at balance date, the parent entity had agreed to fund by way of loan all of the operating expenses of ImmunAid Pty. Ltd. (a subsidiary) up to, and including, December 31, 2010 and that it would not seek repayment of the loan during that period.

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

License fees received

License fee income is recorded on the execution of a binding agreement where the Group has no future obligations, income is fixed and determinable, and collection is reasonably assured.  Consistent with the various license agreements, the Group does not grant refunds to its customers.

Rendering of services

Revenues from the rendering of services are recognized when the services are provided and the fee for the services provided is recoverable.  Service arrangements are of short duration (in most cases less than three months).

Royalties and annuities received

The Company licenses the use of its patented genetic technologies.  Royalties and annuities arising from these licenses are recognized when earned in accordance with the substance of the agreement, in cases where no future performance is required by the Company and collection is reasonably assured.

Interest received

Revenue is recognized as the interest accrues using the effective interest method.  Interest charged on loans to related parties is charged on commercial and arm’s-length terms and conditions.

Research and development grants received

The Company receives non-refundable non-Government grants that assist it to fund specific research and development projects.  These grants generally provide for the reimbursement of approved costs incurred as defined in the various agreements.

(h)             Share-based payment transactions

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

The fair value of options granted is determined by Cape Leveque Securities Pty. Ltd., an independent valuer, using a Black-Scholes option pricing model.  Cape Leveque Securities Pty. Ltd. has consented to having its name included in this Report.

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

The Company’s policy is to treat the share options of terminated employees as forfeitures.

(i)                Finance costs

Finance costs are recognized as an expense when incurred.

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

Current and deferred tax is recognized in profit or loss, except to the extent that it relates to items recognized in other comprehensive income or directly in equity.  In this case, the tax is also recognized in other comprehensive income or directly in equity, respectively.

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

Assets or liabilities arising under tax funding agreements with the tax consolidated entities are recognised as amounts receivable from or payable to other entities in the Group.  Details about the tax funding agreement are disclosed in Note 7 of the Financial Statements.  Any difference between the amounts assumed and amounts receivable or payable under the tax funding agreements are recognised as a contribution to (or distribution from) wholly-owned tax subsidiaries.

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

(l)                Other taxes

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

(n)             Trade and other receivables

Trade receivables, which are non-interest bearing and generally have terms of between 30 to 90 days, are recognized and carried at original invoice amount less an allowance for any uncollectible amounts.  An allowance for doubtful debts is made when there is objective evidence that a receivable is impaired.  Such evidence includes an assessment of the debtor’s ability and willingness to pay the amount due.  The amount of the allowance/impairment loss is measured as the difference between the carrying amount of the trade receivables and the estimated future cash flows expected to be received from the relevant debtors.  Details regarding interest rate and credit risk of current receivables are disclosed in Note 35 of the Financial Statements.

(o)              Inventories

Inventories principally comprise laboratory and other supplies and are valued at the lower of cost and net realizable value.  Inventory costs are recognized as the purchase price of items from suppliers plus freight inwards and any applicable landing charges.  Costs are assigned on the basis of weighted average costs.

(p)              Restricted security deposits

Restricted security deposits include cash deposits held as security for the performance of certain contractual obligations.

(q)              Investments and other financial assets

All investments are initially recognized at cost, being the fair value of the consideration given plus directly attributable transaction costs.  After initial recognition, investments in subsidiaries are carried at cost, less any impairment disclosed in the separate financial statements of Genetic Technologies Limited.  Other investments, which are classified as available-for-sale, are measured at fair value if this can reliably be determined or at cost where fair value cannot be reliably determined. Gains or losses on available-for-sale investments are recognized as a separate component of equity until the investment is sold, or otherwise disposed of, or until the investment is determined to be impaired, at which time the cumulative gain or loss previously reported in equity is included in the statement of comprehensive income.

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

The fair value of unlisted available-for-sale investments has been estimated using valuation techniques based on assumptions that are not supported by observable market prices or rates. Management believes the estimated fair values (where reliably measured) resulting from the valuation techniques and recorded in the balance sheet are reasonable and the most appropriate at the balance sheet date.  Any related changes in fair values are directly recorded in equity.  Available-for-sale investments are measured at cost, where fair value cannot be reliably determined.

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

For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Group’s cash-generating units, or groups of cash-generating units, that are expected to benefit from the synergies of the combination, irrespective of whether other assets or liabilities of the Group are assigned to those units or groups of units.  Each unit or group of units to which the goodwill is so allocated represents the lowest level within the Group at which the goodwill is monitored for internal management purposes and is not larger than an operating segment in accordance with IFRS 8 (AASB 8) Operating Segments.

(u)             Impairment of assets (other than goodwill)

The Group assesses at each reporting date whether there is an indication that an asset may be impaired. If any such indication exists, the Group makes an estimate of the asset’s recoverable amount.  An asset’s recoverable amount is the higher of its fair value less costs to sell and its value in use and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets.  In such cases, the asset is tested for impairment as part of the cash-generating unit to which it belongs.  When the carrying amount of an asset or cash-generating unit exceeds its recoverable amount, the asset or cash-generating unit is considered impaired and is written down to its recoverable amount.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.  Impairment losses relating to operations are recognized in those expense categories consistent with the function of the impaired asset unless the asset is carried at its revalued amount (in which case the impairment loss is treated as a revaluation decrease in the same manner as the associated impairment expense).

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

Lease and hire purchase payments are apportioned between finance charges and a reduction of the associated liability so as to achieve a constant rate of interest on the remaining balance of the liability.  Finance charges are recognized as an expense in profit or loss.  Capitalized leased assets and assets under hire purchase are depreciated over the shorter of the estimated useful life of the asset or the term of the agreement.  Leases where the lessor retains substantially all the risks and benefits of ownership of the asset are classified as operating leases.  Operating lease payments are recognized as an expense in the statement of comprehensive income on a straight-line basis over the lease term.

(x)              Deferred revenue

License revenues and annuities

License revenues received in respect of future accounting periods are deferred until the Company has fulfilled its obligations under the terms of the agreement. Annuity payments due under the respective license agreemenmts are recognized upon receipt.  In cases where revenue has been deferred because the Company has future performance obligations, revenue is recognised as the Company’s performance obligations are satisfied.

Where a licence agreement provides for the payment of regular annuities to the Company and the licensee has the right to terminate the agreement prior to the payment of those annuities with no penalty, the Company does not recognise revenue until such time as the associated cash payments are received, as it is not considered probable that the benefits of the transaction will flow to the Company until cash collection is made.  Where such annuities are paid in advance, the revenue is allocated on a pro-rata basis with the balance being reflected in the balance sheet as a deferred revenue liability.

Genetic testing and reproductive services revenues

The Company operates facilities which provide genetic testing and reproductive services.  The Company recognises revenue from the provision of these services when the services have been completed.  Fees received in advance of the testing process or reproductive service are deferred until such time as the Company completes its performance obligations.

Grant revenues

Grants are recognized when there is reasonable assurance that the grant will be received and all attaching conditions will be complied with.  When the grant relates to an expense item, it is recognized as income over the periods necessary to match the grant on a systematic basis to the costs that it is intended to compensate.  When the grant relates to an asset, the fair value is credited to a deferred income account and is released to the statement of comprehensive income over the expected useful life of the relevant asset by equal annual instalments.

(y)              Provisions

Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.  Where the Group expects some or all of a provision to be reimbursed, the reimbursement is recognized as a separate asset but only when the reimbursement is virtually certain.  The expense relating to any provision is presented in the statement of comprehensive income net of any reimbursement.

If the effect of the time value of money is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.  Where discounting is used, the increase in the provision due to the passage of time is recognized as a finance cost.

(z)              Employee benefits

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

(aa)        Contributed equity

Issued and paid up capital is recognized at the fair value of the consideration received by the Company. Any transaction costs arising on the issue of ordinary shares are recognized directly in equity as a deduction, net of tax, of the share proceeds received.  The Company has a share-based payment option plan under which options to subscribe for the Company’s shares have been granted to certain executives and other employees (refer Note 28 of the Financial Statements).

(ab)        Reclassifications

Certain reclassifications have been made in the financial statements to ensure that prior year comparatives conform to current year presentations.

(ac)        Business combinations

The acquisition method of accounting is used to account for all business combinations, including business combinations involving entities or businesses under common control, regardless of whether equity instruments or other assets are acquired.  The consideration transferred for the acquisition of a subsidiary comprises the fair values of the assets transferred, the liabilities incurred and the equity interests issued by the Group.  The consideration transferred also includes the fair value of any contingent consideration arrangement and the fair value of any pre-existing equity interest in the subsidiary.  Acquisition-related costs are expensed as incurred.  Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are, with limited exceptions, measured initially at their fair values at the acquisition date.  On an acquisition-by-acquisition basis, the Group recognizes any non-controlling interest in the acquiree either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s net identifiable assets.

The excess of the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition-date fair value of any previous equity interest in the acquiree over the fair value of the Group’s share of the net identifiable assets acquired is recorded as goodwill.  If those amounts are less than the fair value of the net identifiable assets of the subsidiary acquired and the measurement of all amounts has been reviewed, the difference is recognized directly in profit or loss as a bargain purchase. Where settlement of any part of cash consideration is deferred, the amounts payable in the future are discounted to their present value as at the date of exchange. The discount rate used is the entity’s incremental borrowing rate, being the rate at which a similar borrowing could be obtained from an independent financier under comparable terms and conditions.

Change in accounting policy

A revised AASB 3: Business Combinations became operative on July 1, 2009.  While the revised standard continues to apply the acquisition method to business combinations, there have been some significant changes.

All purchase consideration is now recorded at fair value at the acquisition date.  Contingent payments classified as debt are subsequently remeasured through profit or loss.  Under the Group’s previous policy, contingent payments were only recognized when the payments were probable and could be measured reliably and were accounted for as an adjustment to the cost of acquisition.

Acquisition-related costs are expensed as incurred.  Previously, they were recognized as part of the cost of acquisition and therefore included in goodwill.

Comparison of the year ended June 30, 2010 to the year ended June 30, 2009

Revenues from operations

Our revenues from operations (which include fees from the sale of genetic testing and reproductive services) increased by 8%, or $423,469, on the 2009 financial year. The business of reproductive services, which forms the basis of the business owned by Frozen Puppies Dot Com Pty. Ltd., contributed $107,227 to this increase.  Breast cancer testing (up $355,343), canine disease testing (up $55,346) and forensic testing (up $90,899) also contributed significantly to the increase.  Our recently-introduced Ancestry test contributed $34,435 to revenue growth. Looking forward, we envisage encouraging growth in the volume of tests conducted in future following the scheduled launch of the Company’s new BREVAGen™ breast cancer test in the U.S. market early in the 2011 calendar year.  The income we earned from paternity testing fell by $76,564 from the 2009 financial year.  Revenues from operations principally form part of the Australian geographic segment.

Licensing revenues

The total revenues generated from our licensing activities for the 2010 financial year were $3,739,747 which represented a decrease of 31% on the result from the previous year of $5,391,714.  However, following the filing by the Company of a patent infringement suit in the U.S. against nine separate parties in February 2010, the number of new licenses granted has increased significantly.  Since that date, new licenses were granted to EraGen Biosciences Inc., Gen-Probe Inc., Laboratories Réunis, Molecular Pathology Laboratory Network Inc. and Quest Diagnostics Inc. prior to the end of the 2010 financial year. Subsequent to year end, further licenses have been granted by the Company as part of settlements reached with several parties named in the infringement suit which have generated total gross fees for the Company of approximately $5.7 million.

As with the 2009 financial year, we continued to receive income from the Applera settlement totaling $611,421, in the form of equipment and reagent credits, representing a decrease of $1,435,786 on the previous year.  This reduction is due to the fact that the balance of the equipment credits due under the agreement were drawn down in full during the 2009 financial year.  Included in the total licensing revenues is royalty and annuity income of $1,681,444, which has remained stable during the 2010 year.  Licensing revenues form part of the Australian geographic segment.

Grant income

Grant income decreased by $338,724 to Nil in the financial year.  The previous year included an additional milestone payment from Horticulture Australia Ltd. that became payable on the successful conclusion of the research and development project which the grant income was being used to fund.  Grant income forms part of the Australian geographic segment.

Interest income

Interest income decreased by $378,163, or 64%, over the 2009 financial year.  This is mainly due to the decrease in cash and cash equivalent balances which fell by 58% over the same period.  The prime interest rate, as set by the Reserve Bank of Australia (Australia’s Central Bank), rose from 3.00% per annum to 4.50% per annum during this period.

Employee benefits expenses

Pleasingly, the total employee benefits expenses for 2010 financial year decreased by $493,944 or 8%.  Apart from increases due to general inflation, this decrease was attributable to a reduction (66%) in the amount of termination benefits paid out in 2009 ($345,000) as compared with $118,529 in the 2010 financial year and to a significant fall in the Group’s consultancy fees which decreased by $109,864 (14%).

Impairment losses and other write-downs

Overall, impairment losses increased by $1,468,508, or 462%, from the preceding 2009 financial year.  During the 2010 financial year, the Company recognized an impairment loss on goodwill of $1,264,603.  The impairment charge, which related to the Company’s reproductive services business, arose following a decision by the Company to strategically realign the business and to focus on the provision of animal genetic tests, rather than the services that were acquired as part of the acquisition of the Frozen Puppies Dot Com business during the 2009 financial year.  Plant and equipment ($115,413) and inventories ($6,232) were also impaired due to the decision to exit this business.  In addition, $377,648 worth of plant and equipment which was acquired from Applera was impaired due to a decision to exchange surplus laboratory equipment with an Australian-based subsidiary of Applera.

Genetic testing expenses

Genetic testing expenses decreased by $390,790, or 52%, during the 2010 financial year.  In the prior year, the Group paid the final net installment of $149,458 under the HAL project.  The balance of the decrease was due to a change in accounting policy in regard to the disclosure of cost of sales for the reproductive services area of the business.

Contract research and trial expenses

During the 2009 financial year, the final payment was made to the C.Y. O’Connor ERADE Village Foundation following the termination of the agreements on June 15, 2009.  The expenditure was therefore significantly reduced in the 2010 financial year from $1,209,260 to only $90,000.  The $90,000 relates to the agreement with the University of Newcastle which is scheduled to terminate on December 31, 2010.

Royalties, license fees and commissions paid

Royalties, license fees and commissions paid increased by $44,634, or 13%, during the 2010 financial year.  The expense primarily relates to the payment of commissions to licensing contractors in respect of new licenses granted by the Company during the year. The amount of revenue generated from the granting of new licenses decreased over the year, but the commissions increased due to the inclusion of amounts now payable to Sheridan Ross PC, the Denver-based law firm that is managing the Company’s “assertion program” and its U.S. patent infringement suit, as mentioned above.

Legal and patent fees

Legal and patent fees decreased by $129,148, or 9%, during the 2010 financial year.  This decrease was due to non-recurring legal fees associated with the acquisition of Frozen Puppies Dot Com Pty. Ltd. and the enforcement of the Company’s rights to conduct testing of the BRCA1 and BRCA2 genes which were incurred during the prior year.

Administration expenses

Administration expenses decreased by $325,676 or 25%, during the 2010 financial year due principally to lower audit and accounting fees and the fact that two years’ worth of audit fees in respect of the Company’s U.S. reporting obligations fell into the 2009 financial year.

Marketing and promotion expenses

Marketing and promotion expenses increased by $67,904, or 25%, during the 2010 financial year.  This increase was due to the advertising incurred by the Medical area of the business and the launch of the Ancestry tests.

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

Licensing revenues

Our total licensing revenue generated for the 2009 financial year was $5,391,714, a decrease of 50% on the result from the previous year of $10,730,743.  The three new licenses granted were to GeneDX (Bio Reference Laboratories Inc.), Millennium Pharmaceuticals Inc., and TIB MOLBIOL Syntheselabor GmbH.   As with the 2008 financial year, we continued to receive income from the Applera settlement totaling $2,047,207, in the form of equipment and reagent credits, representing an increase of $990,072 on the previous year.  Included in the total license revenues is royalty and annuity income of $1,697,848, which increased by $784,815, or 86%, during 2009 as we did not receive a major payment during the previous year. Licensing revenues form part of the Australian geographic segment.

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

During the years ended June 30, 2010, 2009 and 2008, we have incurred comprehensive losses of $9,530,428, $7,695,596 and $5,493,423, respectively.  We anticipate incurring additional one-off establishment costs during the next twelve months as we launch the Company’s BREVAGen™ breast cancer test in the U.S. market and elsewhere and broaden the range of products we offer and increase the number of the markets in which they are sold and commercialize our three principle research and development projects.  The extent to which we will incur losses in future years depends largely on the success of the licensing of our non-coding technologies and the expansion of our genetic testing business.

Since inception, our operations have been financed primarily from capital contributions by our stockholders, proceeds from our licensing activities and revenues from operations, grants, and interest earned on the Company’s cash and cash equivalents.

During the year ended June 30, 2010, the Company incurred net cash out flows from operations of $4,302,880, $4,923,491 whilst during the year ended June 30, 2008, the Company generated positive cash flows from operations of $422,770.  We believe that our cash and cash equivalents of approximately $3.3 million as of June 30, 2010 will, together with revenues generated from the granting of new licenses to the Company’s non-coding technology, provide us with sufficient capital to fund a base level of operations for the next eighteen months as from that date.  During this period, we expect to be able to continue to adequately fund our research and development activities, licensing program, product development and commercialization efforts and other operations.  Further, as the Company’s operations continue to expand, we anticipate that the revenues generated should assist the Company to once again achieve a cash positive result from operations.

Our net cash provided by / (used in) operating activities was $(4,302,880), $(4,923,491) and $422,770 for the years ended June 30, 2010, 2009 and 2008, respectively.  Importantly, the Company generated positive net cash flows from operations for the first time in 2007 and again in 2008.  Cash used in operating activities for each period consisted primarily of losses incurred in operations reduced by depreciation and amortization expenses, exchange movements and unrealized profits and losses relating to investments.  In approximate order of magnitude, cash outflows typically consist of staff-related costs, service testing expenses, general and administrative expenses, research and development costs and legal/patent fees.

Our net cash (used in) investing activities was $(1,039,483), $(353,191) and $(47,399) for the years ended June 30, 2010, 2009 and 2008, respectively.  Typically, cash used in investing activities related to the acquisition of laboratory equipment and, during the 2009 financial year, costs associated with the acquisition of Frozen Puppies Dot Com Pty. Ltd. in July 2008. During the 2005 financial year, the establishment of the equipment finance facility described below reduced cash outflows for that year.  In addition, the agreement reached with Applera Corporation in December 2005 has provided us with significant credits for laboratory equipment and reagents produced by that company.  As of June 30, 2010, the balance of credits due under the various agreements with Applera Corporation was $2,177,362.

Our net cash provided by / (used in) financing activities was $786,243, $(192,591) and $(528,899) for the years ended June 30, 2010, 2009 and 2008, respectively.  In respect of the year ended June 30, 2010, the Company generated net cash flows of $1,011,650 from the issue of 27,940,530 ordinary shares. In all three years, outflows from financing activities included the repayment of hire purchase principal in respect of various items of laboratory equipment.

Apart from the purchase of laboratory equipment of $144,796 in 2010, $213,300 in 2009 and $118,010 in 2008 and the costs associated with the acquisition of Frozen Puppies Dot Com Pty. Ltd. In 2008, we had no material capital expenditures for the years ended June 30, 2010, 2009 and 2008, other than the costs associated with the purchase of assets from Perlegen Sciences, Inc. in 2010.

On January 14, 2005, the Company executed a Master Asset Finance Agreement with National Australia Bank Limited in respect of a $2.5 million asset hire purchase facility (the “Facility”).  As of June 30, 2010, the Company had an outstanding liability in respect of the acquisition of laboratory equipment and associated maintenance contracts under the Facility amounting to $382,640.  The use of this Facility enables the Company to better match the cost of the equipment with the future revenues to be generated from it in a cost-effective manner and minimizes the outflow of valuable cash.  Also, as of June 30, 2010, the Group had breached one of the covenants of the Facility which governs the hire purchase agreements.  Subsequent to balance date, National Australia Bank Limited provided the Group with a letter waiving its right to take any further action in respect of the breach.  As a result of the breach, however, all liabilities in respect of the hire purchase agreements as of June 30, 2010 have been classified as current liabilities in the balance sheet.

Future Cash Needs

We expect that operating expenses and, to a lesser extent, capital expenditures will be a material use of our cash resources in future.  As of June 30, 2010, we had cash and cash equivalents totaling approximately $3.3 million.  We believe that this amount, together with revenues generated from the granting of new licenses to the Company’s non-coding technology, will provide us with working capital that is sufficient for our anticipated needs for the next eighteen months as from that date.  We do not have any lines of credit apart from the equipment finance facility with National Australia Bank Limited and a nominal credit card facility with Westpac Banking Corporation (via its St. George Bank division) which, as of June 30, 2010, had available credit of $147,000.  We anticipate generating additional cash in future years from our licensing activities and the continued expansion of our operational businesses.

Operating Leases

We are obligated under various operating leases for periods expiring through 2014.  Payments under non-cancelable operating lease arrangements for office premises, laboratory and veterinary facilities expire on various dates through to September 30, 2013, resulting in the lease commitments over that period which are stated in the table below.

The following is a schedule of future minimum lease payments for operating leases that had initial or remaining non-cancellable lease terms in excess of one year as of June 30, 2010:

Year ending June 30,
2011	$459,193
2012	325,723
2013	335,820
2014	61,560

Total minimum lease payments	$1,182,296

Rent expense and associated body corporate expenses totaling $579,806, $529,234 and $501,239 for the years ended June 30, 2010, 2009 and 2008, respectively, were paid to Bankberg Pty. Ltd., a company associated with former Director, Dr. Mervyn Jacobson, in respect of the Company’s office and laboratory expenses in Fitzroy, Victoria, Australia.

The following is a schedule of future minimum hire purchase payments for equipment finance that had initial or remaining non-cancelable lease terms in excess of one year as of June 30, 2010:

Minimum hire purchase payments
Year ending 2011	$259,597
Year ending 2012	113,968
Year ending 2013	38,986

Total minimum hire purchase payments	$412,551
Less: future finance charges	(29,911)

Aggregate hire purchase expenditure contracted for as at reporting date	$382,640

Aggregate expenditure commitments comprise:
Current liability	$382,640
Non-current liability	—

Total expenditure commitments	$382,640

Item 5.C                          Research and Development, Patents and Licenses, etc.

Our principal business is biotechnology, with the emphasis on genomics and genetics, the licensing of the non-coding patents, reduction to practice of our fetal cell patents and expansion of the related service testing business.

The following table details historic R&D expenditure by project. All projects are described at Item 4.B above.

	2010	2009	2008
	$	$	$

RareCellect	$553,768	$709,725	$775,662
ImmunAid	287,470	331,155	278,175
Nematode project	126,664	365,705	359,184
Research at C.Y. O’Connor (notes 1 and 2)	72,148	933,641	4,038,061
Other general R&D	536,453	674,549	218,007

Total R&D expense	$1,576,503	$3,014,775	$5,669,089
Other expenditure	17,749,250	17,025,178	15,666,967

Total expenditure	$19,325,753	$20,039,953	$21,336,056

R&D as a % of total expenditure	8%	15%	27%

Notes:             1.  The figure for 2008 of $4,038,061 includes an impairment loss of $2,378,000.

2.  Research by the C.Y. O’Connor ERADE Village Foundation was terminated during the 2009 financial year.

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

Item 5E.                        Off-balance sheet arrangements

Apart from our settlement arrangements with Applera Corporation, pursuant to which we are entitled to draw down certain items of equipment and reagents, we have no off-balance sheet arrangements that have or are reasonably likely to have current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

Item 5F.                         Information about Contractual Obligations

The table below shows the contractual obligations and commercial commitments as of June 30, 2010:

	0-1 year	>1-<3 years	>3-<5 years	>5 years

Minimum research and development payments	$126,083	$—	$—	$—

Operating lease commitments	$459,193	$661,543	$61,560	$—

Hire purchase commitments	$237,210	$145,430	$—	$—

The Company’s purchase obligations are in respect of its subcontracted research and development activities and equipment purchases.

Item 6.                                 Directors, Senior Management and Employees

Item 6.A                        Directors and Senior Management

The Directors of the Company as of the date of this Annual Report are:

Sidney C. Hack, CPA (Non-Executive Chairman)

In office from July 1, 2009 up to the date of this Report

Mr. Hack, 72, was appointed to the Board on November 19, 2008 and was appointed as its Chairman on November 24, 2009.  He also serves as Chairman of both the Company’s Audit Committee and its Corporate Governance Committee.  He is a Certified Practising Accountant and Registered Company Auditor and retired in 2006 after serving 30 years as a senior partner of Hack Anderson & Thomas, Chartered Accountants.  Mr. Hack has extensive experience in large company audits, financial planning and taxation and has served on various other Boards during his career.

Tommaso Bonvino, FAICD (Non-Executive)

In office from November 25, 2009 up to the date of this Report

Mr. Bonvino, 49, was appointed to the Board on November 25, 2009 and also serves as a member of the Company’s Corporate Governance Committee.  He has over 27 years experience in consumer marketing and product development and has managed companies for various Italian, Spanish and French firms, distributing and marketing goods throughout South-East Asia.  He has established strong bilateral trade relationships between Australian and European companies in the technology and consumer goods sectors. Mr. Bonvino is also currently a non-executive Director of the Melbourne Recital Centre, a Fellow of the Australian Institute of Company Directors and was the former Managing Director and Chief Executive Officer of IM Medical Ltd., an ASX-listed company committed to the use of innovative technology to promote health and well being.

Dr. Malcolm R. Brandon, BScAgr, PhD (Non-Executive)

In office from October 5, 2009 up to the date of this Report

Dr. Brandon, 63, was appointed to the Board on October 5, 2009 and also serves as a member of the Company’s Audit Committee. He has spent his career in the biotech and life sciences sector where he has over 35 years experience in commercially focused research and development and in building successful companies which have commercialized a wide range of technologies.  As the founding director of the Centre for Animal Biotechnology, a research arm within the University of Melbourne Veterinary Science School, he was responsible for fund raising and the development of many agricultural technologies and products.  Dr. Brandon was a co-founder and Director of Stem Cell Sciences Ltd. and Smart Drug Systems Inc. and is the Chairman of genetics and artificial animal breeding company Clone International which uses cloning technologies to breed elite cattle, sheep and horses and to preserve the genetics of elite animals.

Huw D. Jones, BEng (Hons), MBA (Non-Executive)

In office from July 1, 2009 up to the date of this Report

Mr. Jones, 47, was appointed to the Board on November 19, 2008.  He also serves as a member of the Company’s Audit Committee and its Corporate Governance Committee and is currently Executive Director and Chief Executive Officer of Aeris Environmental Ltd., an ASX-listed environmental services company focused on the removal of biological contamination in food cold storage, air-conditioning and commercial water systems.  Prior to joining Aeris, he was Managing Director of Datex-Ohmeda Australasia (now part of GE Healthcare).

During the 2010 financial year, Mr. Fred Bart also served as a Director of the Company until his resignation on November 24, 2009.

Senior Management

We have a professional team of qualified and experienced research and development scientists and technicians.  The Company currently has 54 full-time-equivalent employees, of which seven have PhD qualifications.  The members of Senior Management, and a brief summary of their relevant experience, is as follows:

Dr. Paul D.R. MacLeman, BVSc, MBA, Grad Dip Tech Mgt, Grad Cert Eng, FAICD (Chief Executive Officer)

Dr. MacLeman, 44, was appointed as Chief Executive Officer on May 4, 2009.  He is a registered veterinary surgeon and holds additional qualifications including an MBA (MGSM), Grad Dip Tech Mgt, Grad Cert Eng and is a member of the AICD.  He is the current Chairman of the Ausbiotech Agricultural, Environmental and Industrial Advisory Committee and was most recently Chief Executive Officer of Hatchtech Pty. Limited where he led the company from research through to international Phase II human clinical trials.  Dr. MacLeman was responsible for opening up animal health and agricultural opportunities, climaxing in an agreement with one of the top three global chemicals companies.  Prior to this, he was Chief Operating Officer of Imugene Ltd. and Vice President at Agenix Ltd.  Dr. MacLeman has also previously founded life sciences start-ups and worked in investment banking focusing on the analysis and financing of technology companies.

Thomas G. Howitt, BCom, CA, FTIA, ACIS, AICPA (Company Secretary and Chief Financial Officer)

Mr. Howitt, 46, was appointed as the group’s first full-time Chief Financial Officer on June 1, 2004 and as its Company Secretary on June 30, 2005. During his 20-plus year career, he has served as CFO and Company Secretary for a number of companies, listed on both the ASX and several foreign stock exchanges.  His wide experience covers all facets of financial management and control across a variety of industries, including resources and technology (domestic and international), having been instrumental in the successful development, patenting and subsequent commercialisation of several innovative technologies.  He has played key roles in the raising of bank debt and equity capital and the management of complex due diligence programs and has worked as a senior Taxation Consultant for Ernst & Young and in the investment banking industry. He also serves as President of the Company’s Canadian-listed subsidiary, Gtech International Resources Limited.

Alison J. Mew, MSc Hons (Chief Operating Officer)

Ms. Mew, 52, was appointed as the Group’s Chief Operating Officer on August 31, 2009.  Prior to joining the Group, she had extensive experience in the bio-pharmaceutical industry in operations management roles - both in Australia and overseas.  Her most recent corporate experience was 13 years with CSL Ltd., in senior executive positions across the Animal Health, Biosciences and Pharmaceutical Divisions - managing vaccines, diagnostics and other biologicals manufacture.  Just prior to joining Genetic Technologies Limited, Ms. Mew spent three years providing consulting services in both operational and strategic management areas to both local and international organizations.

Dr. David J. Sparling BVSc Hons, LLB (Hons), Grad Dip Corp Governance (Vice President Legal and Corporate Development)

Dr. Sparling, 38, was appointed as the Group’s first Vice President Legal and Corporate Development on October 26, 2009.  He is an experienced corporate development executive who has been appointed to drive M&A, expansion and strategy development.  Dr. Sparling’s expertise includes: senior executive management, intellectual property maintenance and defence, licensing, corporate governance, corporate finance and strategic planning.  His experience extends to both pharmaceutical and diagnostic applications; in both human and animal health.  Prior to joining the Group, Dr. Sparling was chief operating officer for Solbec Pharmaceuticals Ltd., a publicly listed bio-pharmaceutical company based in Perth, Western Australia.  Dr. Sparling is also currently a director of Solbec Pharmaceuticals. Prior to this, he was Commercial Counsel for Agenix Limited, a listed biotechnology company in Queensland.

Gregory J. McPherson BA, BBus (Vice President Sales and Marketing)

Mr. McPherson, 46, was appointed as the Group’s first Vice President Sales and Marketing on July 20, 2009.  He brings over 20 years experience in developing both retail and consumer businesses in Australia and the Asian region, including the development of new retail formats and multi-media campaigns for chains such as Mitre 10, Spotlight and Symbion Health.  There, his expertise in multi-site customer operations translated strategy into broad line management accountability.  Overseas assignments in Asia for Whirlpool Corporation included setting up Joint Ventures in China and India and Pan-Asian supplier negotiations.  Whilst working in Australia, he assisted in the development of manufacturer/wholesalers such as Electrolux, Whirlpool and Brivis/Carrier, where he implemented advanced measurement and process improvement techniques directly increasing profitability and shareholder value.

Ivan Jasenko, BAppSc (Hons) (Quality and Regulatory Manager)

Mr. Jasenko, 45, was appointed as the Group’s first Quality and Regulatory Manager on August 16, 2010. He has over ten years local and international Biopharmaceutical experience in both human and animal health in Quality and Regulatory roles, particularly with FDA and TGA compliance ranging from the manufacture of vaccines and IVD’s to proteins and cell culture.  He was appointed to obtain and maintain compliance certification with relevant U.S. and European regulatory authorities for the Group’s products.  Most recently, he held senior leadership roles with Intervet-Schering Plough and prior to that ICPBio, a publicly listed New Zealand protein biologics manufacturer recently acquired by MP Biomedicals.  He is well versed in Asia Pacific, U.S. and European regulatory requirements and GMP/GLP, ISO9001/ISO15189/ISO13485 and 21CFR820 Quality System requirements.

Lewis J. Stuart, BA (General Manager — Phenogen Sciences Inc.)

Mr. Stuart, 51, was appointed as General Manager — Phenogen Sciences Inc. on June 16, 2010.  He brings more than 28 years of health sector sales and marketing experience across multiple therapeutic categories including women’s health, infectious disease and endocrinology.  Mr. Stuart most recently served as Senior Vice President, Commercial Operations at cardiovascular drug developer CV Therapeutics (“CVT”), where he led the launch of Ranexa™ and played a significant role in growing CVT’s market cap from $300 million to its $1.5 billion acquisition by Gilead.  In this role, Mr. Stuart had responsibility for sales, marketing, medical affairs, managed care and investor relations.  Prior to CVT, Mr. Stuart held senior sales and marketing positions within the biotechnology sector, including six years as Vice President, Sales at Agouron Pharmaceuticals, Inc., a Pfizer company.  Earlier in Mr. Stuart’s career, he directed the sales teams for several cardiovascular products at Bristol Myers Squibb, Inc. and has also held senior sales and marketing positions with Solvay Pharmaceuticals, Centocor and Upjohn.

Item 6.B                        Compensation

Details of the nature and amount of each major element of the compensation of each director of the Company and each of the named officers of the Company and its subsidiaries, for services in all capacities during the financial year ended June 30, 2010 are listed below.  All figures are stated in Australian dollars (AUD).

Name and title of		Short-term		Post-employment	Long-term	Share-based
Directors	Year	Salary/fees	Other	Superannuation	Long service leave	Options	Totals
		$	$	$	$	$	$

Sidney C. Hack (note 1)	2010	16,474	—	51,077	—	—	67,551
Non-Executive Chairman	2009	—	—	33,583	—	—	33,583

Tommaso Bonvino (note 2)	2010	29,935	—	2,694	—	—	32,629
Non-Executive Director	2009	—	—	—	—	—	—

Dr. Malcolm R. Brandon (note 3)	2010	37,115	—	3,340	—	—	40,455
Non-Executive Director	2009	—	—	—	—	—	—

Huw D. Jones	2010	50,000	—	4,500	—	—	54,500
Non-Executive Director	2009	30,810	—	2,773	—	—	33,583

Fred Bart (note 4)	2010	28,134	—	2,532	—	—	30,666
Ex. Non-Executive Chairman	2009	62,324	—	5,609	—	—	67,933

Henry Bosch AO (note 5)	2010	—	—	—	—	—	—
Ex. Non-Executive Chairman	2009	57,981	—	—	—	—	57,981

David Carruthers (note 5)	2010	—	—	—	—	—	—
Ex. Non-Executive Director	2009	19,327	—	1,739	—	—	21,066

John S. Dawkins AO (note 5)	2010	—	—	—	—	—	—
Ex. Non-Executive Director	2009	19,327	—	1,739	—	—	21,066

Dr. Mervyn Jacobson (note 6)	2010	—	—	—	—	—	—
Ex. Non-Executive Director	2009	22,724	—	—	—	—	22,724

Dr. Leanne Rowe AM (note 5)	2010	—	—	—	—	—	—
Ex. Non-Executive Director	2009	—	—	21,066	—	—	21,066

Sub-totals for Directors	2010	161,658	—	64,143	—	—	225,801
	2009	212,493	—	66,509	—	—	279,002

Name and title of		Short-term		Post-employment	Long-term	Share-based
Executives	Year	Salary/fees	Other	Superannuation	Long service leave	Options	Totals

Dr. Paul D.R. MacLeman (note 7)	2010	224,653	45,000	24,268	186	—	294,107
Chief Executive Officer	2009	35,821	—	3,224	—	—	39,045

Thomas G. Howitt	2010	214,000	—	19,260	5,754	28,257	267,271
Chief Financial Officer and Company Secretary	2009	214,000	55,000	24,210	7,863	28,083	329,156

Alison J. Mew (note 8)	2010	133,948	—	12,055	78	—	146,081
Chief Operating Officer	2009	—	—	—	—	—	—

Gregory J. McPherson (note 9)	2010	162,371	—	14,613	93	—	177,077
VP Sales and Marketing	2009	—	—	—	—	—	—

Dr. David J. Sparling (note 10)	2010	115,846	—	10,426	76	—	126,348
VP Legal and Corp. Develop.	2009	—	—	—	—	—	—

M. Luisa Ashdown (note 11)	2010	—	—	—	—	—	—
Ex. Int. Chief Operating Officer	2009	141,440	5,000	13,180	4,628	5,880	170,128

Michael B. Ohanessian (note 12)	2010	—	—	—	—	—	—
Ex. Chief Executive Officer	2009	183,616	345,000	39,466	(356)	(68,175)	499,551

Ross Barrow (note 13)	2010	—	—	—	—	—	—
Ex. Chief Operating Officer	2009	115,821	—	11,337	—	—	127,158

Sub-totals for Executives	2010	850,818	45,000	80,622	6,187	28,257	1,010,884
	2009	690,698	405,000	91,417	12,135	(34,212)	1,165,038

Total remuneration of Key Management Personnel	2010	1,012,476	45,000	144,765	6,187	28,257	1,236,685
	2009	903,191	405,000	157,926	12,135	(34,212)	1,444,040

Note:        The Company and the Group had five Executives, as defined, during the year ended June 30, 2010.

The column above entitled “Other” of $45,000 (2009: $405,000) comprises termination benefits of nil (2009: $345,000) and bonuses of $45,000 (2009: $60,000) (refer notes below).

The details of those Executives nominated as Key Management Personnel under section 300A of the Corporations Act 2001 have been disclosed in this Report.  No other employees of the Company meet the definition of “Key Management Personnel” as defined in IAS 24 / (AASB 124) Related Party Disclosures, or “senior manager” as defined in the Corporations Act 2001.

Notes:

1.                  Mr. Hack was appointed as Chairman of the Company on November 24, 2009.  He was already serving as a Director.

2.                  Mr. Bonvino was appointed as a Director of the Company on November 25, 2009.

3.                  Dr. Brandon was appointed as a Director of the Company on October 5, 2009.

4.                  Mr. Bart resigned as Chairman of the Company on November 24, 2009.

5.                  Messrs. Bosch, Carruthers, Dawkins and Dr. Rowe were removed as Directors of the Company on November 19, 2008.

6.                  Dr. Jacobson resigned as a Director of the Company on December 12, 2008.

7.                  During the year ended June 30, 2010, Dr. MacLeman received an STI payment of $45,000 in respect of the anniversary of his commencement of employment.

8.                  Ms. Mew was appointed as Chief Operating Officer of the Company on August 31, 2009.

9.                  Mr. McPherson was appointed as VP Sales and Marketing of the Company on July 20, 2009.

10.           Dr. Sparling was appointed as VP Legal and Corporate Development of the Company on October 26, 2009.

11.           Ms. Ashdown was appointed as Interim Chief Operating Officer of the Company on January 7, 2009.  She was not classified as part of Key Management Personnel during the year ended June 30, 2010.  During the year ended June 30, 2009, Ms. Ashdown received a payment of $5,000 in recognition of her acting as Interim Chief Operating Officer during that year.

12.           Mr. Ohanessian was removed as a Director and as Chief Executive Officer of the Company on November 19, 2008.  During the year ended June 30, 2009, Mr. Ohanessian received $345,000 in respect of a termination benefit and $30,000 in respect of a motor vehicle allowance.  The share-based payments credit attributable to Mr. Ohanessian during the year ended June 30, 2009 arose from the forfeiture of his options following his removal as Chief Executive Officer of the Company on November 19, 2008.

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

As of the date of this Annual Report, there are six executives and seven employees who have been granted options under the Plans.  Options issued under the Plan carry no rights to dividends and no voting rights.

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

Year ended June 30, 2010:

There were no options granted during the year ended June 30, 2010.

A total of 600,000 of the options issued under the Plans were forfeited during the year ended June 30, 2010 and a further 500,000 options were cancelled.

On July 8, 2010, a total of 12,000,000 options over ordinary shares in the Company were granted, at no cost, to members of the Company’s Senior Executive Team. Each option, which entitles the holder to acquire one ordinary share at a cost of $0.045, will expire on May 8, 2015, unless exercised before that date.  The options vest in three equal tranches after 12 months, 24 months and 36 months from the date of grant, respectively.

As of the date of this Annual Report, there was a total of 14,350,000 options outstanding.

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

During the years ended June 30, 2010, 2009 and 2008, the Company recorded a share-based payments (credit)/expense in respect of the options granted of $5,866, $(43,497) and $164,533, respectively.

The following is additional information relating to the options granted under the respective Plans as of June 30, 2010:

	Options outstanding			Options exercisable
Range of exercise prices	Number of options	Weighted average exercise price	Remaining weighted average contractual life (years)	Number of options	Weighted average exercise price
$0.21 - $0.30	1,900,000	$0.22	2.32	1,425,000	$0.22
$0.31 - $0.40	150,000	$0.40	1.92	150,000	$0.40
$0.41 - $0.50	1,000,000	$0.47	0.31	1,000,000	$0.47
$0.51 - $0.60	250,000	$0.53	0.47	250,000	$0.53
	3,300,000	$0.33	1.55	2,825,000	$0.34

The following is additional information relating to the options granted under the respective Plans as of June 30, 2009:

	Options outstanding			Options exercisable
Range of exercise prices	Number of options	Weighted average exercise price	Remaining weighted average contractual life (years)	Number of options	Weighted average exercise price
$0.21 - $0.30	2,400,000	$0.22	3.32	—	N/A
$0.31 - $0.40	150,000	$0.40	2.92	112,500	$0.40
$0.41 - $0.50	1,400,000	$0.47	1.31	1,312,500	$0.47
$0.51 - $0.60	450,000	$0.54	1.47	387,500	$0.55
	4,400,000	$0.34	2.48	1,812,500	$0.48

The following is additional information relating to the options granted under the respective Plans as of June 30, 2008:

	Options outstanding			Options exercisable
Range of exercise prices	Number of options	Weighted average exercise price	Remaining weighted average contractual life (years)	Number of options	Weighted average exercise price
$0.11 - $0.20	4,650,602	$0.16	4.62	—	N/A
$0.21 - $0.30	2,800,000	$0.22	4.32	—	N/A
$0.31 - $0.40	625,000	$0.39	3.07	400,000	$0.39
$0.41 - $0.50	2,650,000	$0.46	1.94	2,112,500	$0.46
$0.51 - $0.60	450,000	$0.54	0.47	325,000	$0.53
	11,175,602	$0.27	3.73	2,837,500	$0.46

The fair value for the options issued to employees was estimated at the date of grant using a Black-Scholes option-pricing model with the following weighted-average assumptions for June 30:

	June 30,
	2010	2009	2008
Risk Free Interest Rate	N/A	N/A	5.99% to 6.50%
Expected Dividend Yield	N/A	N/A	—
Historic and Expected Volatility	N/A	N/A	75%
Option Exercise Prices	N/A	N/A	$0.17 to $0.22
Weighted Average Exercise Price	N/A	N/A	$0.19
Expected Lives	N/A	N/A	3 to 5 years

No options were granted during the years ended June 30, 2010 and June 30, 2009.

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

The Board meets to discuss business regularly throughout the year, with additional meetings being held when circumstances warrant.  Included in the table below are details of the meetings of the Board and the committees of the Board that were held during the 2010 financial year.

			Sub-committees of the Board
	Directors’ meetings		Audit		Corporate Governance
Name of Director	Eligible	Attended	Eligible	Attended	Eligible	Attended
Sidney C. Hack	16	16	3	3	1	1
Tommaso Bonvino (note 1)	10	10	—	—	—	—
Dr. Malcolm R. Brandon (note 2)	13	13	1	1	—	—
Huw D. Jones	16	16	3	3	1	1
Fred Bart (note 3)	5	5	2	2	—	—

Notes:

1.          Mr. Bonvino was appointed as a Director of the Company on November 25, 2009.

2.          Dr. Brandon was appointed as a Director of the Company on October 5, 2009.

3.          Mr. Bart resigned as a Director of the Company on November 24, 2009.

4.          In accordance with the Charter, the auditor attended two meetings of the Audit Committee at the request of the Committee.

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

The individuals who served as members of these Committees during the financial year were:

	Audit Committee	Corporate Governance Committee
Name of Member	Period served	Period served
Sidney C. Hack (note 1)	July 1, 2009 to June 30, 2010	July 1, 2009 to June 30, 2010
Tommaso Bonvino	Not applicable	November 25, 2009 to June 30, 2010
Dr. Malcolm R. Brandon	October 5, 2009 to June 30, 2010	Not applicable
Huw D. Jones	July 1, 2009 to June 30, 2010	July 1, 2009 to June 30, 2010
Fred Bart	July 1, 2009 to November 24, 2009	Not applicable

Notes:

1.          Mr. Hack served as the Chairman of both sub-committees from July 1, 2009 to June 30, 2010.

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

Item 6.D         Employees

The Company currently employs 54 full-time equivalent employees.  The number of full-time equivalent employees as of the end of each respective financial year ended June 30 are as follows:

2010	54
2009	65
2008	60

Item 6.E         Share Ownership

The relevant interest of each director in the share capital of the Company as notified by the directors to the Australian Securities Exchange in accordance with section 205G(1) of the Corporations Act 2001 as of the date of this Annual Report is as follows:

Director	Ordinary shares	Percentage of Capital held
Sidney C. Hack	—	N/A
Tommaso Bonvino	—	N/A
Dr. Malcolm R. Brandon	—	N/A
Huw D. Jones	497,887	N/A

Notes:             As of the date of this Annual Report, no options over Ordinary Shares are held by the Directors.

Item 7.            Major Shareholders and Related Party Transactions

Item 7.A         Major Shareholders

The table below sets forth the beneficial owners of 5% or more of our voting securities as of the date of this Annual Report:

Name	Number of Ordinary Shares held	Percentage of Capital held
Dr. Mervyn Jacobson	150,931,900 (note 1)	37.30%
James Edward Besser	27,940,530 (note 2)	6.91%
Fred Bart	25,642,364 (note 3)	6.25%

Notes:	1. includes shares held by Mervyn Jacobson ApS and JGT ApS.
2. includes shares held by JEB Partners, L.P.
3. includes shares held by Security & Equity Resources Limited

The number of Ordinary Shares on issue in Genetic Technologies as of the date of this Annual Report was 404,605,152.  The number of holders of Ordinary Shares in Genetic Technologies as of the date of this Annual Report was approximately 2,850.

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

Item 7.B         Related Party Transactions

During the year ended June 30, 2010:

•                      The Company and GeneType Pty. Ltd., a subsidiary, collectively paid a total of $579,806 (2009: $529,234) to Bankberg Pty. Ltd. (“Bankberg”), a company associated with a former Director and majority shareholder of the Company, Dr. Mervyn Jacobson, for rent and its share of body corporate expenses in respect of the office and laboratory premises in Fitzroy, Victoria that are leased by the Group.  On August 20, 2010, Bankberg Pty. Ltd. sold the Fitzroy premises to an unrelated third party.

•                      The Company paid a total of $50,000 (2009: $nil) to Dr. Jacobson in respect of an administrative allowance associated with his role as the Company’s Vice President Global Licensing and Intellectual Property.  Also during the year, Genetic Technologies Limited paid a total of $238,100 (2009: $131,851) to Transmedia Inc., another company associated with Dr. Jacobson, in respect of commissions paid in relation to licensing services provided to the Company of $84,949 (2009: $72,401) and reimbursement of associated travel expenses of $153,151 (2009: $59,450).  During the 2010 financial year, Dr. Jacobson was also appointed as Chief Executive Officer of ImmunAid Pty. Ltd., a subsidiary.

•                      Finally, during the year ended June 30, 2009, Genetic Technologies Limited paid a total of $99,458 to Government Relations Australia Advisory Pty. Ltd., a company associated with Mr. John Dawkins AO, a former Director of the Company, in respect of consulting services provided to the Company.

•                     Former Director Dr. Mervyn Jacobson acquired a total of 27 ordinary shares in ImmunAid Pty. Ltd., a subsidiary of the Company. As at June 30, 2010, Dr. Jacobson held a total of 576 ordinary shares in ImmunAid Pty. Ltd., representing approximately 4.0% of that company’s total issued capital.

All transactions with Key Management Personnel have been entered into under terms and conditions no more favorable than those which the entity would have adopted if dealing at arm’s length.

Item 7.C         Interests of Experts and Counsel

Not applicable.

Item 8.            Financial Information

Item 8.A         Consolidated Statements and Other Financial Information

The information included in Item 18 of this Annual Report is referred to and incorporated by reference into this Item 8.A.

Item 8.B         Litigation and Other Legal Proceedings

Patent re-examination

On May 26, 2009, the United States Patent and Trademark Office (“USPTO”) issued a first non-final Office Action relating to one of the Company’s patents covering its non-coding deoxyribonucleic acid (DNA) analysis technology.  Seven of the thirty six claims of United States Patent number 5,612,179 are the subject of the re-examination.  This initial action was preliminary and non-final and the Company subsequently filed a response to the action.  As the re-examination had been initiated ex parte, there was no third party to the proceedings.  On May 10, 2010, we announced that we had received formal notification from the USPTO that it had upheld, without amendment, all of the claims which formed the basis of the re-examination action of the Company’s core 5,612,179 non-coding patent.

Australian Federal Court Patent Proceeding

In June 2010, a group of Australian plaintiffs initiated litigation in the Australian Federal Court challenging the validity of certain claims of an Australian patent owned by Myriad Genetics Inc. (Australian patent 686004 — “’004”).  Genetic Technologies was named as a respondent to this matter by virtue of the fact that Genetic Technologies is the exclusive licensee of the BRCA patents (which includes the ’004 patent) in Australia.  This matter bears a striking resemblance to the US litigation filed by the American Civil Liberties Union against Myriad’s US patent equivalent which, in March 2010, a US Federal District Court ruled that isolated DNA sequences are not eligible for patent protection because of the fact that they are derived from natural sources.  Myriad has since filed an appeal.

Regardless of the outcome of any of the foregoing, Genetic Technologies has always operated within the existing legal and patent framework.  Should the rules change through Government or Court decisions, the Company will operate within the new rules.  Obviously, being involved in litigation exposes GTG to certain risks and costs; however, interestingly, should patent protection such as the BRCA patents be removed in Australia, Genetic Technologies could theoretically benefit financially as it would no longer stand out as the only entity in Australia paying licensing fees to the patent holders for conducting tests such as BRCA.  Regardless of the outcome of the current matters, there is no change to the current status quo in Australia for GTG and public institutions that test for BRCA1 and BRCA2.  No royalties or fees are being asked for or paid to the Company and no public institutions are inhibited from researching or conducting the test.

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

Cost of sales

Effective July 1, 2008, a standard costing system was implemented which allowed the Group to calculate the direct labor and materials used in each of the genetic tests offered.  As a result, the financial year ended June 30, 2009 was the first time that cost of sales information was separately identified in the income statement.  Data was not collected in prior periods in a way that allows reclassification and therefore the Group has determined it is not practicable to recreate the information in respect of financial years ended before 2008.

Item 8.E         Significant Other Changes

On October 5, 2009, the Company announced the appointment of Dr. Malcolm Brandon as a non-executive Director of the Company and a member of the Company’s Audit Committee.

On November 24, 2009, Mr. Fred Bart resigned as a Director of the Company and Chairman of its Board of Directors.  Mr. Sid Hack was appointed as Chairman of the Board of Directors in his place.  Mr. Hack was already serving as a Director of the Company at the time of his appointment.

On November 25, 2009, the Company held its 2009 Annual General Meeting.  Resolution 2, in respect of the re-election of Mr. Bart, was withdrawn following his resignation.  All other resolutions were passed on a show of hands.

Also on November 25, 2009, the Company announced the appointment of Mr. Tom Bonvino as a non-executive Director of the Company and a member of the Company’s Corporate Governance Committee.

On December 17, 2009, the Company announced that it had executed an exclusive option to evaluate the purchase of the BREVAGen™ breast cancer risk test from Perlegen Sciences, Inc. of Mountain View, California, USA (refer below).

On February 16, 2010, the Company announced that it had filed a patent infringement suit in respect of its non-coding DNA technologies against nine parties in the US District Court, Western District of Wisconsin.  The case is being prosecuted by the Company’s Colorado-based law firm Sheridan Ross PC and Genetic Technologies has put in place arrangements pursuant to which it believes that the patent infringement suit should not have a material adverse impact on its finances.  Since filing the suit, non-coding licenses have been granted by the Company to Gen-Probe Inc., Molecular Pathology Laboratory Network Inc., Monsanto Company, Beckman Coulter Inc. / Clinical Data Inc., Interleukin Genetics Inc. and Pioneer Hi-Bred International Inc. as part of settlements that have been reached with those parties.  Further, settlement discussions with a number of the remaining parties, together with other parties who are not involved with the suit, have also commenced and are progressing.

On April 14, 2010, the Company announced that it had acquired certain assets from Perlegen Sciences, Inc. (“Perlegen”) with the main asset being the BREVAGen™ breast cancer risk test (“BREVAGen™”).  In addition to the BREVAGen™ test, Genetic Technologies acquired a suite of patents valid to 2022 which augment and extend the Company’s current non-coding patent portfolio.

Also on April 14, 2010, the Company announced that it had issued by way of private placement a total of 29,960,351 ordinary shares in the Company.  The placement involved the issue of 27,940,530 shares to an institutional investor group in the USA at a price of $0.039 each, which raised a total of $1,089,681 in cash, before the payment of associated expenses.  The remaining 2,019,821 shares, which were issued at a price of $0.040 each, were issued as partial consideration for the acquisition of assets from Perlegen, as detailed above.  All of the shares were issued in accordance with ASX Listing Rule 7.1 and, as such, shareholder approval for the placement was not required. The majority of the net cash proceeds raised from the placement were used by the Company to purchase assets from Perlegen, including BREVAGen™, as detailed above.

On May 10, 2010, the Company announced that it had received formal notification from the United States Patent and Trademarks Office (“USPTO”) that the USPTO had upheld, without amendment, all of the claims which formed the basis of the re-examination action of the Company’s core 5,612,179 non-coding deoxyribonucleic acid (DNA) patent (as detailed in the Company’s ASX announcement dated June 30, 2009).

On June 8, 2010, two parties filed an application and statement of claim in the Federal Court of Australia (the “Action”), in which the Company was named as a respondent.  The Action relates to several claims of Australian patent 686004, a BRCA patent controlled by Myriad Genetics Inc. of Salt Lake City, Utah, USA.   Irrespective of the outcome of the Action, the Company believes that the case will have no material impact on its business and it will continue to provide BRCA testing services and will honor its historical commitment to not impede public institutions from doing the same.

On June 28, 2010, the Company established a wholly-owned subsidiary named Phenogen Sciences Inc. that is incorporated in the US state of Delaware.  The company was incorporated as the vehicle responsible for the sale of the BREVAGen™ breast cancer risk test in the US marketplace.

On June 30, 2010, the Company announced that, in order to comply with NASDAQ Listing Rule 5450(b)(1)(A), the Company had transferred its listing of its American Depositary Shares, as evidenced by American Depositary Receipts, from the NASDAQ Global Market to the NASDAQ Capital Market, as from the commencement of trade on 30 June 2010. Listing Rule 5450(b)(1)(A) requires all companies listed on the Global Market to maintain minimum shareholders’ equity of USD 10 million.  The Company also confirmed that its current NASDAQ ticker symbol, GENE, will remain unchanged.

On July 8, 2010, a total of 12,000,000 options over ordinary shares in the Company were granted, at no cost, to members of the Company’s Senior Executive Team.  Each option, which entitles the holder to acquire one ordinary share at a cost of $0.045, will expire on May 8, 2015, unless exercised before that date.  The options vest in three equal tranches after 12 months, 24 months and 36 months from the date of grant, respectively.

On October 28, 2010, the Company provided a letter of financial support to ImmunAid Pty. Ltd. (“ImmunAid”), a subsidiary.  Pursuant to the letter, the Company agreed fund by way of loan all of ImmunAid’s operating expenses up to, and including, December 31, 2010 and that it would not seek repayment of the loan during that period.  It is estimated that such expenses will not exceed $100,000 in total.

On November 24, 2010, the Company held its 2010 Annual General Meeting.  All resolutions were passed on a show of hands.

Since June 30, 2010, there has not been any matter or circumstance, other than as referred to elsewhere in this Annual Report, Note 36 of the attached Financial Statements or the notes thereto, that has arisen that has significantly affected, or may significantly affect our operations, results of those operations or the state of our affairs in future years.

Item 9.            The Offer and Listing

Item 9.A         Offer and Listing Details

The Company’s Ordinary Shares were listed on the Australian Securities Exchange (the “ASX”) in July 1987.  Set out below is the highest and lowest market quotations for the Ordinary Shares reported on the Daily Official List of the ASX since that date.

Financial Year	Period Covered	High	Low
		(in $0.00)
Yearly data 2006	Year ended June 30, 2006	0.595	0.315
2007	Year ended June 30, 2007	0.42	0.12
2008	Year ended June 30, 2008	0.26	0.09
2009	Year ended June 30, 2009	0.10	0.03
2010	Year ended June 30, 2010	0.063	0.033

Quarterly data 2009	Quarter ended September 30, 2008	0.10	0.06
	Quarter ended December 31, 2008	0.084	0.036
	Quarter ended March 31, 2009	0.05	0.035
	Quarter ended June 30, 2009	0.071	0.04

2010	Quarter ended September 30, 2009	0.063	0.05
	Quarter ended December 31, 2009	0.057	0.034
	Quarter ended March 31, 2010	0.048	0.033
	Quarter ended June 30, 2010	0.044	0.034

Monthly data 2010	Month ended June 30, 2010	0.042	0.035
	Month ended July 31, 2010	0.038	0.034
	Month ended August 31, 2010	0.04	0.028
	Month ended September 30, 2010	0.032	0.026
	Month ended October 31, 2010	0.03	0.02
	Month ended November 30, 2010	0.031	0.029

As of the date of this Annual Report, we had 404,605,152 Ordinary Shares on issue, without par value.  See Item 10B “Our Constitution” for a detailed description of the rights attaching to our shares and Item 12D “American Depositary Receipts” for a description of the rights attaching to the American Depositary Shares.

The Company’s securities are also listed on NASDAQ Capital Market (under the ticker GENE) in the form of American Depositary Shares.  Each American Depositary Share evidences thirty Ordinary Shares.  Since listing on the NASDAQ Global Market on September 2, 2005, the ADRs have traded in a range from a low of USD 0.35 to a high of USD 13.85.  The most recent sale of the ADRs, on December 16, 2010, occurred at a price of USD 0.97.

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

Starting in January 14, 2002, the ADSs have traded in the USA over-the-counter market under the symbol “GNTLY” and dealers’ prices for the ADSs have been quoted in the “pink sheets” published by the National Quotations Bureau, Inc. Commencing on September 2, 2005, our ADSs were listed on the NASDAQ Global Market and, subsequently, the NASDAQ Capital Market, under the ticker “GENE”.

The Company has registered one class of American Depositary Shares (ADSs) on Form F-6 pursuant to the U.S. Securities Act  of 1933, as amended.  One ADS represents thirty Ordinary Shares without par value.  As of June 30, 2010, there were 556,440 ADSs outstanding.

The table below sets forth the high and low sales prices in United States dollars for the ADSs during the periods indicated:

Financial Year	Period Covered	High	Low
		(in USD)
Yearly data 2006	Year ended June 30, 2006	13.85	7.25
2007	Year ended June 30, 2007	10.00	3.50
2008	Year ended June 30, 2008	5.21	2.26
2009	Year ended June 30, 2009	4.99	0.35
2010	Year ended June 30, 2010	1.99	0.90

Quarterly data 2009	Quarter ended September 30, 2008	2.67	1.45
	Quarter ended December 31, 2008	2.09	0.35
	Quarter ended March 31, 2009	3.60	0.80
	Quarter ended June 30, 2009	4.99	1.30

2010	Quarter ended September 30, 2009	1.99	1.25
	Quarter ended December 31, 2009	1.55	1.00
	Quarter ended March 31, 2010	1.53	1.00
	Quarter ended June 30, 2010	1.35	0.90

Monthly data 2010	Month ended June 30, 2010	1.20	0.90
	Month ended July 31, 2010	1.15	0.80
	Month ended August 31, 2010	1.15	0.79
	Month ended September 30, 2010	0.96	0.80
	Month ended October 31, 2010	0.90	0.70
	Month ended November 30, 2010	0.84	0.65

Item 9.B         Plan of Distribution

Not applicable.

Item 9.C         Markets

Effective September 2, 2005, our ADSs were listed on the NASDAQ Global Market under the ticker “GENE”.  Effective July 1, 2010, the ADSs were transferred to the NASDAQ Capital Market. The ticker remained unchanged. Our Ordinary Shares are listed and trade on the Australian Securities Exchange under the code “GTG”.

Item 9.D         Selling Shareholders

Not applicable.

Item 9.E         Dilution

Not applicable.

Item 9.F         Expenses of the Issue

Not applicable.

Item 10.         Additional Information

Item 10.A      Share Capital

As of June 30, 2010, we had a total of 404,605,152 Ordinary Shares on issue. None of these shares were subject to any form of escrow as of that date and, as such, all of the shares were listed on the Australian Securities Exchange and were freely tradable.

Based on our review of shareholder records (based solely on the addresses), as of June 30, 2010 there were 48 U.S. resident shareholders of our Ordinary Shares holding 10,078,157 shares representing 2.5% of the total issued and outstanding Ordinary Shares.  Our Ordinary Shares do not have a par value.  These figures do not include any Ordinary Shares which may held by U.S. residents in the form of American Depositary Receipts (ADRs).

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

On July 22, 2008, we issued 12,254,902 Ordinary Shares to the five former owners of Frozen Puppies Dot Com Pty. Ltd. in part consideration for the acquisition of that company by Genetic Technologies Limited (refer to the Company’s 2009 Annual Report).

On April 14, 2010, we issued 29,960,351 Ordinary Shares by way of private placement. The placement involved the issue of 27,940,530 shares to an institutional investor group in the USA at a price of $0.039 each, which raised a total of $1,089,681 in cash, before the payment of associated expenses.  The remaining 2,019,821 shares, which were issued at a price of $0.040 each, were issued as partial consideration for the acquisition of assets from Perlegen, as detailed above.  All of the shares were issued in accordance with ASX Listing Rule 7.1 and, as such, shareholder approval for the placement was not required.  The majority of the net cash proceeds raised from the placement were used by the Company to purchase assets from Perlegen, including BREVAGen™, as detailed above.

As of June 30, 2010 and 2009, the following outstanding unlisted options, together with their respective ASX codes and expiry dates, were convertible into Ordinary Shares.  The exercise prices are quoted in Australian dollars.

Option description	2010	Weighted ave. exercise price	2009	Weighted ave. exercise price
GTGAA (expiring 6 September 2010)	750,000	$0.48	750,000	$0.48
GTGAD (expiring 12 August 2011)	250,000	$0.43	350,000	$0.43
GTGAE (expiring 12 August 2011)	250,000	$0.53	250,000	$0.53
GTGAH (expiring 31 May 2012)	150,000	$0.40	150,000	$0.40
GTGAY (expiring 23 October 2012)	1,900,000	$0.22	2,400,000	$0.22
GTGAZ (expiring 27 February 2010)	—	—	200,000	$0.56
GTGAZ (expiring 27 February 2010)	—	—	300,000	$0.49
Balance at the end of the financial year	3,300,000	$0.33	4,400,000	$0.34

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

•                  Shares — it allows the Directors to issue shares subject to the Corporations Act 2001 and the Listing Rules.

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

•                  Indemnity — the new Constitution contains an updated indemnity clause in favor of the current and former Directors, Secretaries indemnifying them from liability consistent with the Corporations Act provisions and to the maximum extent permitted by law.

•                  Insurance — the Company must maintain and pay insurance premiums with respect to its current and former Directors, Secretaries and other officers to the extent permitted by law.

•                  Access — current and former Directors may access the financial and other records of the Company for the purposes of legal proceedings involving the person.

Item 10.C      Material Contracts

Apart from the acquisition of various assets from Perlegen Sciences, Inc. on March 30, 2010 (refer to the attached Financial Statements), there were no material contracts entered into during the year preceding the date of this Annual Report which were outside the ordinary course of business.  See also Item 4B “Our Licenses and Commercial Collaborations”.

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

Subject to certain exceptions for short-term and hedged positions, a dividend that a non-corporate holder receives on an ADR in a taxable year beginning before January 1, 2011 will be subject to a maximum tax rate of 15% if the dividend is a “qualified dividend” (for tax years beginning after January 1, 2011, the treatment of dividends and the maximum potential tax rate is subject to change, and unless tax law changes are implemented in the interim, dividends received by non-corporate holders could be subject to ordinary income treatment and a corresponding tax rate of up to 39.6%).  A dividend on an ADR will be a qualified dividend if (i) either (a) the ADRs are readily tradable on an established market in the United States or (b) we are eligible for the benefits of a comprehensive income tax treaty with the United States that the Secretary of the Treasury determines is satisfactory for purposes of these rules and that includes an exchange of information program, and (ii) we were not, in the year prior to the year the dividend was paid, and are not, in the year the dividend is paid, a passive foreign investment company (“PFIC”).  The ADRs are listed on the Nasdaq Capital Market, which should qualify them as readily tradable on an established securities market in the United States. In any event, the Treaty satisfies the requirements of clause (i)(b), and we are a resident of Australia entitled to the benefits of the Treaty.  Based on our audited financial statements and relevant market and shareholder data, we believe we were not a PFIC for U.S. federal income tax purposes for our taxable years ended June 30, 2009 and June 30, 2010, respectively, but we may be classified as a PFIC in the current taxable year.  Given that the determination of PFIC status involves the application of complex tax rules, and that it is based on the nature of our income and assets from time to time, no assurances can be provided that we will not be considered a PFIC for the current (or any past or future) taxable year.  In addition, as described in the section below entitled “Passive Foreign Investment Company Rules,” if we were a PFIC in a year while a U.S. holder held an ADR, and if the U.S. holder has not made a qualified electing fund election effective for the first year the U.S. holder held the ADR, the ordinary share underlying the ADR remains an interest in a PFIC for all future years or until such an election is made. The IRS takes the position that such rule will apply for purposes of determining whether an ADR is an interest in a PFIC in the year a dividend is paid or in the prior year, even if we do not satisfy the tests to be a PFIC in either of those years.  Even if dividends on the ADRs would otherwise be eligible for qualified dividend treatment, in order to qualify for the reduced qualified dividend tax rates, a non-corporate holder must hold the ordinary share on which a dividend is paid for more than 60 days during the 120-day period beginning 60 days before the ex-dividend date, disregarding for this purpose any period during which the non-corporate holder has an option to sell, is under a contractual obligation to sell or has made (and not closed) a short sale of substantially identical stock or securities, is the grantor of an option to buy substantially identical stock or securities or, pursuant to Treasury regulations, has diminished their risk of loss by holding one or more other positions with respect to substantially similar or related property.  In addition, to qualify for the reduced qualified dividend tax rates, the non-corporate holder must not be obligated to make related payments with respect to positions in substantially similar or related property.  Payments in lieu of dividends from short sales or other similar transactions will not qualify for the reduced qualified dividend tax rates.

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

Taxation of Capital Gains

U.S. holders.  Subject to the passive foreign investment company rules discussed below, on a sale or other taxable disposition of an ADR, a U.S. holder will recognize capital gain or loss in an amount equal to the difference between the U.S. holder’s adjusted basis in the ADR and the amount realized on the sale or other disposition, each determined in U.S. dollars.  Such capital gain or loss will be long-term capital gain or loss if at the time of the sale or other taxable disposition the ADR has been held for more than one year.  In general, any adjusted net capital gain of an individual in a taxable year beginning before January 1, 2011 is subject to a maximum tax rate of 15% (for tax years beginning after January 1, 2011, the maximum potential tax rate on capital gains may increase to 20%, unless tax law changes are implemented in the interim).  In later years, the maximum tax rate on the net capital gain of an individual will be 20%. Capital gains recognized by corporate U.S. holders generally are subject to U.S. federal income tax at the same rate as ordinary income.  The deductibility of capital losses is subject to limitations.

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

Passive Foreign Investment Company Rules

A special set of U.S. federal income tax rules applies to a foreign corporation that is a PFIC for U.S. federal income tax purposes.  As noted above, based on our audited financial statements and relevant market and shareholder data, we believe that we were not a PFIC for U.S. federal income tax purposes for our taxable years ended June 30, 2009 and June 30, 2010, respectively, but we may be classified as a PFIC in the current taxable year.  In addition, given that the determination of PFIC status involves the application of complex tax rules, and that it is based on the nature of our income and assets from time to time, no assurances can be provided that we will not be considered a PFIC for any past or future taxable years.

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

In lieu of a QEF election, a U.S. holder of stock in a PFIC that is considered marketable stock could elect to mark the stock to market annually, recognizing as ordinary income or loss each year an amount equal to the difference as of the close of the taxable year between the fair market value of the stock and the U.S. holder’s adjusted basis in the stock.  Losses would be allowed only to the extent of net mark-to-market gain previously included in income by the U.S. holder under the election for prior taxable years.  A U.S. holder’s adjusted basis in the ADRs will be adjusted to reflect the amounts included or deducted with respect to the mark-to-market election.  If the mark-to-market election were made, the rules set forth in the second preceding paragraph would not apply for periods covered by the election.  A mark-to-market election will not apply during any later taxable year in which the Company does not satisfy the tests to be a PFIC.  In general, the ADRs will be marketable stock if the ADRs are traded, other than in de minimis quantities, on at least 15 days during each calendar quarter on a national securities exchange that is registered with the SEC or on a designated national market system or on any exchange or market that the Treasury Department determines to have rules sufficient to ensure that the market price accurately represents the fair market value of the stock.  Under current law, the mark-to-market election may be available to U.S. holders of ADRs because the ADRs are listed on the Nasdaq Capital Market, which constitutes a qualified exchange, although there can be no assurance that the ADRs will be “regularly traded” for purposes of the mark-to-market election.

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

Information Reporting and Backup Withholding

Dividends paid on, and proceeds from the sale or other disposition of, an ADR to a U.S. holder generally may be subject to information reporting requirements and may be subject to backup withholding at the rate of 28% (and increasing to 31% for payments made after December 31, 2010) unless the U.S. holder provides an accurate taxpayer identification number or otherwise establishes an exemption. The amount of any backup withholding collected from a payment to a U.S. holder will be allowed as a credit against the U.S. holder’s U.S. federal income tax liability and may entitle the U.S. holder to a refund, provided certain required information is furnished to the Internal Revenue Service.  A non-U.S. holder generally will be exempt from these information reporting requirements and backup withholding tax but may be required to comply with certain certification and identification procedures in order to establish its eligibility for exemption.

Under U.S. federal income tax law and U.S. Treasury Regulations, certain categories of U.S. holders must file information returns with respect to their investment in, or involvement in, a foreign corporation.  For example, pursuant to recently enacted legislation, beginning in 2011, all U.S. holders of PFIC stock will be required to make annual return filings reporting their PFIC ownership and certain other information that the IRS may require. U.S. holders are urged to consult with their own tax advisors concerning such reporting requirements.

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

Item 10.I       Subsidiary Information

The following is a list of the Company’s subsidiaries as of the date of this Annual Report:

Name of subsidiary	Place of incorporation	Interest held
GeneType AG	Zug, Switzerland	100%
GeneType Corporation	California, USA	100%
GeneType Pty. Ltd.	Victoria, Australia	100%
Genetic Technologies Corporation Pty. Ltd.	New South Wales, Australia	100%
Frozen Puppies Dot Com Pty. Ltd.	New South Wales, Australia	100%
RareCellect Pty. Ltd.	New South Wales, Australia	100%
Genetic Technologies (Beijing) Limited	Beijing Municipality, China	100%
Phenogen Sciences Inc.	Delaware, USA	100%
Gtech International Resources Limited	Yukon Territory, Canada	75.8%
ImmunAid Pty. Ltd.	Victoria, Australia	71.7%
AgGenomics Pty. Ltd.	Victoria, Australia	50.1%

Item 11.         Quantitative And Qualitative Disclosures About Market Risk

Genetic Technologies Limited has exposure to changes in foreign currency exchange rates and interest rates.  Refer to Note 35 of the attached financial statements for further analysis surrounding market risk.

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

At June 30, 2010, three customers accounted for 17% ($128,223), 14% ($107,435) and 12% ($92,937), respectively, of trade accounts receivable.  At June 30, 2009, two customers accounted for 30% ($572,127) and 24% ($451,000), respectively, of trade accounts receivable.

At June 30, 2010, one supplier accounted for 14% ($93,588) of trade accounts payable.  At June 30, 2009, two suppliers accounted for 20% ($331,662) and 15% ($243,540), respectively, of trade accounts payable, both of which related to the research segment in Australia.

In 2010, there was one customer from whom the Group generated revenues representing 16% ($941,772) of the total consolidated revenue from operations (excluding licensing).  In 2009, there were no customers from whom the Group generated revenues representing more than 10% of the total consolidated revenue from operations.

Export sales, mainly to the USA, were $4,608,735, $5,918,421 and $10,060,541 in 2010, 2009 and 2008, respectively.

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

Item 15.         Controls and Procedures

Item 15A.      Disclosure controls and procedures

We maintain disclosure controls and procedures as such term is defined in Rules 13a - 15(e) and 15d - 15(e) under the Securities Exchange Act of 1934 (the “Exchange Act”), as amended, that are designed to ensure that information required to be disclosed in the reports that we file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission.  Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in our reports filed or submitted under the Securities Exchange Act of 1934 is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. Disclosure controls and procedures, no matter how well designed and operated, can only provide reasonable assurance of achieving the desired control objectives.

Our Management has carried out an evaluation, under the supervision and with the participation of our Chief Executive Officer and the Chief Financial Officer, of the effectiveness of our disclosure controls and procedures as of June 30, 2010.  Based on that evaluation, including the material weakness noted below in Item 15B, the Chief Executive Officer and the Chief Financial Officer concluded that the Company’s disclosure controls and procedures were ineffective as of June 30, 2010.

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

•                       Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of Management and directors of the Company; and

•                       Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the consolidated financial statements.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the annual financial statements will not be prevented or detected on a timely basis.

Our Management, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, have assessed the effectiveness of the Company’s internal control over financial reporting as of June 30, 2010.  In making this assessment, Management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO, in Internal Control-Integrated Framework.  As a result of that assessment, Management identified the following control deficiency as of June 30, 2010 that constituted a material weakness:

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

Based upon its assessment, because of the material weakness described above, our Management has concluded that, as of June 30, 2010, our internal control over financial reporting is not effective based upon the abovementioned criteria.

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

Remediation plan

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

Item 16A.      Audit Committee Financial Expert

Following the retirement of Mr. Robert Edge on November 17, 2006, we did not have an audit committee financial expert within the meaning of the Sarbanes-Oxley Act and related regulations. However, on February 26, 2007, we appointed Mr. David Carruthers as a Non-Executive Director who replaced Mr. Edge as Chairman of the Audit Committee and who we believe qualified as a financial expert within the meaning of the Sarbanes-Oxley Act and related regulations.  On November 19, 2008, Mr. Carruthers was removed as a Director of the Company and was replaced as Chairman of the Audit Committee by Mr. Sidney Hack on that date.  We believe Mr. Hack does not qualify as a financial expert within the meaning of the Sarbanes-Oxley Act and related regulations.

Item 16B.      Code Of Ethics

We have adopted a Code of Ethics (styled Code of Conduct) that applies to all of our Directors and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller.  The Code can be downloaded at our website (www.gtglabs.com). Additionally, any person, upon request, can ask for a hard copy or electronic file of such Code.  If we make any substantive amendment to the Code of Ethics or grant any waivers, including any implicit waiver, from a provision of the Code of Ethics, we will disclose the nature of such amendment or waiver on our website.  During the year ended June 30, 2010, no such amendment was made or waiver granted.

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

•                  Securities Trading Policy;

•                  Shareholder Communications Policy; and

•                  Whistleblower Policy.

Item 16C.      Principal Accountant Fees And Services

The following table sets forth the fees billed to us by our Independent Registered Public Accounting Firms, PricewaterhouseCoopers and Ernst & Young, during the financial years ended June 30, 2010 and 2009, respectively:

	2010	2009
	$	$
Audit services
PricewaterhouseCoopers in respect of:
Audit of the Company’s Financial Report under the Corporations Act 2001	250,000	—
Other audit firms in respect of:
Audit of the Financial Reports of subsidiaries	22,013	10,826
Ernst & Young Australia in respect of:
Audit of the Company’s Financial Report under the Corporations Act 2001	—	565,082
Total remuneration in respect of audit services	272,013	575,908

Non-audit services
PricewaterhouseCoopers in respect of:
Accounting and other services	60,000	—
Other audit firms in respect of:
Tax advice and compliance, accounting and other services	20,484	—
Ernst & Young Australia in respect of:
Tax advice and compliance services	—	99,480
Ernst & Young South Korea in respect of:
Due diligence and advisory services	—	20,618
Total remuneration in respect of non-audit services	80,484	120,098
Total auditors’ remuneration	352,497	696,006

Note:                 Audit fees paid during the year ended June 30, 2009 include the fees paid by the Company to Ernst & Young in respect of its US reporting requirements for the year ended June 30, 2008 and overruns relating to the 2009 audit amounting to $23,550 which were paid during the financial year ended June 30, 2010.

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

Item 16E.      Purchases Of Equity Securities By The Issuer And Affiliated Purchasers

Not applicable.

Item 16F.      Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G.     Corporate Governance

Refer to Item 6C regarding the Company’s Corporate Governance practices and the key differences between the Listing Rules of the Australian Securities Exchange and the Marketplace Rules of Nasdaq as they apply to us.

PART III

Item 17.         Financial Statements

The Company has responded to Item 18 in lieu of responding to this Item.

Item 18.         Financial Statements

GENETIC TECHNOLOGIES LIMITED

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page

Genetic Technologies Limited - Report of Independent Registered Public Accounting Firm.	F1

Genetic Technologies Limited - Consolidated Statements of Comprehensive Income for the years ended June 30, 2010, 2009 and 2008.	F2

Genetic Technologies Limited - Consolidated Balance Sheets as of June 30, 2010 and 2009.	F3

Genetic Technologies Limited - Consolidated Statements of Changes in Equity for the years ended June 30, 2010, 2009 and 2008.	F4

Genetic Technologies Limited - Consolidated Cash Flows Statements for the years ended June 30, 2010, 2009 and 2008.	F5

Genetic Technologies Limited - Notes to Consolidated Financial Statements.	F6

Item 19.         Exhibits

The following documents are filed as exhibits to this Annual Report on Form 20-F:

1.1	Constitution of the Registrant.

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

GENETIC TECHNOLOGIES LIMITED

Dated: December 17, 2010	By:	/s/ Dr. Paul D.R. MacLeman
Name: Dr. Paul D.R. MacLeman
Title: Chief Executive Officer

Report of Independent Registered Public Accounting Firm

To The Board of Directors and Shareholders of Genetic Technologies Limited

In our opinion, the accompanying consolidated balance sheet and the related consolidated statement of comprehensive income, consolidated statement of changes in stockholders’ equity, and consolidated cash flow statement present fairly, in all material respects, the financial position of Genetic Technologies Limited and its subsidiaries at June 30, 2010, and the results of their operations and their cash flows for the period ended June 30, 2010 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.  These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audit of the consolidated financial statements of Genetic Technologies Limited and its subsidiaries was conducted for the purpose of forming an opinion on the consolidated financial statements taken as a whole.  The Company has included parent entity only information in the notes to the financial statements.  Such parent entity only information is presented for purposes of additional analysis and is not a requirement of the consolidated financial statements presented in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.  Such information has been subjected to the auditing procedures applied in the audit of the consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the consolidated financial statements taken as a whole.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered recurring losses from operations that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2.  The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ PricewaterhouseCoopers

Melbourne, Victoria, Australia

December 17, 2010

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

For the year ended June 30, 2010

Australian dollars	Notes	2010	2009	2008
		$	$	$
Revenue from continuing operations
Genetic testing services		4,915,528	4,599,286	3,918,692
Reproductive services		890,030	782,803	—
Total revenue from continuing operations		5,805,558	5,382,089	3,918,692
Less: cost of sales	6	(2,716,657)	(2,203,839)	—
Gross profit from continuing operations		3,088,901	3,178,250	3,918,692
Other revenue	4	3,951,178	6,012,014	11,689,120
Other income	5	213,808	787,529	276,606
Less: borrowing costs		(100,422)	(89,499)	(66,763)
Less: other expenses	6	(16,508,674)	(17,746,615)	(21,269,293)
Loss before income tax expense		(9,355,209)	(7,858,321)	(5,451,638)
Income tax expense		—	—	—
Loss for the year		(9,355,209)	(7,858,321)	(5,451,638)
Other comprehensive income/(loss)
Realized gain on sale of available-for-sale investments transferred from reserve		(170,000)	—	—
Unrealized gain on available-for-sale investments		—	170,000	—
Exchange gains/(losses) on translation of controlled foreign operations	21	(8,623)	(13,408)	(32,624)
Exchange gains/(losses) on translation of non-controlled foreign operations	23	3,404	6,133	(9,161)
Other comprehensive income/(loss) for the year, net of tax		(175,219)	162,725	(41,785)
Total comprehensive loss for the year		(9,530,428)	(7,695,596)	(5,493,423)

Loss for the year is attributable to:
Owners of Genetic Technologies Limited		(9,343,766)	(7,841,073)	(5,446,089)
Non-controlling interests		(11,443)	(17,248)	(5,549)
Total loss for the year		(9,355,209)	(7,858,321)	(5,451,638)

Total comprehensive loss for the year is attributable to:
Owners of Genetic Technologies Limited		(9,522,389)	(7,684,481)	(5,478,713)
Non-controlling interests		(8,039)	(11,115)	(14,710)
Total comprehensive loss for the year		(9,530,428)	(7,695,596)	(5,493,423)

Earnings per share attributable to owners of the Company:
Basic loss per share (cents per share)	8	(2.5)	(2.1)	(1.5)
Diluted loss per share (cents per share)	8	(2.5)	(2.1)	(1.5)

CONSOLIDATED BALANCE SHEET

As at June 30, 2010

		Consolidated
Australian dollars	Notes	2010	2009
		$	$
ASSETS
Current assets
Cash and cash equivalents	9	3,306,311	7,826,902
Trade and other receivables	10	754,657	1,829,239
Prepayments and other assets	11	369,535	446,825
Performance bond and deposits	12	71,658	200
Total current assets		4,502,161	10,103,166

Non-current assets
Available-for-sale investments	13	—	255,000
Property, plant and equipment	14	1,977,826	3,010,025
Intangible assets and goodwill	15	1,799,585	4,609,540
Total non-current assets		3,777,411	7,874,565
Total assets		8,279,572	17,977,731

LIABILITIES
Current liabilities
Trade and other payables	16	1,195,673	2,158,557
Interest-bearing liabilities	17	382,640	373,444
Deferred revenue	18	194,441	229,008
Provisions	19	706,189	1,018,376
Total current liabilities		2,478,943	3,779,385

Non-current liabilities
Provisions	19	82,933	86,301
Total non-current liabilities		82,933	86,301
Total liabilities		2,561,876	3,865,686
Net assets		5,717,696	14,112,045

EQUITY
Contributed equity	20	72,378,105	71,285,663
Reserves	21	1,529,142	1,701,899
Accumulated losses	22	(68,374,028)	(59,030,262)
Parent entity interest		5,533,219	13,957,300
Minority interests	23	184,477	154,745
Total equity		5,717,696	14,112,045

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the year ended June 30, 2010

Attributable to Members of Genetic Technologies Limited

Consolidated	Contributed		Accumulated	Parent	Minority
Australian dollars	equity	Reserves	losses	interests	interests	Total equity
	$	$	$	$	$	$
At June 30, 2007	70,243,996	1,456,895	(45,743,100)	25,957,791	145,018	26,102,809
Total comprehensive loss	—	(32,624)	(5,446,089)	(5,478,713)	(14,710)	(5,493,423)
Transactions with owners in their capacity as owners
Share-based payments	—	164,533	—	164,533	—	164,533
Share of issued capital	—	—	—	—	11,154	11,154
	—	164,533	—	164,533	11,154	175,687
At June 30, 2008	70,243,996	1,588,804	(51,189,189)	20,643,611	141,462	20,785,073
Total comprehensive loss	—	156,592	(7,841,073)	(7,684,481)	(11,115)	(7,695,596)
Transactions with owners in their capacity as owners
Contributions of equity	1,041,667	—	—	1,041,667	—	1,041,667
Share-based payments	—	(43,497)	—	(43,497)	—	(43,497)
Share of issued capital	—	—	—	—	24,398	24,398
	1,041,667	(43,497)	—	998,170	24,398	1,022,568
At June 30, 2009	71,285,663	1,701,899	(59,030,262)	13,957,300	154,745	14,112,045
Total comprehensive loss	—	(178,623)	(9,343,766)	(9,522,389)	(8,039)	(9,530,428)
Transactions with owners in their capacity as owners
Contributions of equity	1,092,442	—	—	1,092,442	—	1,092,442
Share-based payments	—	5,866	—	5,866	—	5,866
Share of issued capital	—	—	—	—	37,771	37,771
	1,092,442	5,866	—	1,098,308	37,771	1,136,079
At June 30, 2010	72,378,105	1,529,142	(68,374,028)	5,533,219	184,477	5,717,696

CONSOLIDATED CASH FLOW STATEMENT

For the year ended June 30, 2010

Australian dollars	Notes	2010	2009	2008
		$	$	$
Cash flows used in operating activities
Receipts from customers		10,116,896	9,216,374	12,961,170
Payments to suppliers and employees		(14,594,197)	(15,224,721)	(13,642,885)
Interest received		216,549	585,776	919,447
Interest paid		(42,128)	(39,267)	(32,038)
Other receipts		—	469,430	217,076
Refund of performance bond		—	68,917	—
Net cash flows used in operating activities	9	(4,302,880)	(4,923,491)	422,770

Cash flows used in investing activities
Proceeds from the sale of available-for-sale investments		295,195	—	—
Proceeds from the sale of plant and equipment		4,977	338,269	70,611
Purchase of assets associated with BREVAGenTM breast cancer test		(952,480)	—	—
Purchase of non-coding patents		(242,379)	—	—
Purchases of plant and equipment		(144,796)	(213,300)	(118,010)
Investment in Frozen Puppies Dot Com Pty. Ltd.		—	(469,730)	—
Costs incurred on acquisition of subsidiary		—	(8,430)	—
Net cash flows used in investing activities		(1,039,483)	(353,191)	(47,399)

Cash flows from / (used) in financing activities
Net proceeds from the issue of shares		1,011,650	—	—
Repayment of hire purchase principal		(225,407)	(192,591)	(528,899)
Net cash flows from / (used) in financing activities		786,243	(192,591)	(528,899)
Net decrease in cash and cash equivalents		(4,556,120)	(5,469,273)	(153,528)
Cash and cash equivalents at beginning of year		7,826,902	13,370,772	13,783,750
Net foreign exchange difference		35,529	(74,597)	(259,450)
Cash and cash equivalents at end of year	9	3,306,311	7,826,902	13,370,772

NOTES TO THE FINANCIAL STATEMENTS

For the year ended June 30, 2010

1.                  CORPORATE INFORMATION

The Financial Report of Genetic Technologies Limited (the “Company”) for the year ended 30 June 2010 was authorized for issue in accordance with a resolution of the Directors dated September 28, 2010.  Genetic Technologies Limited is incorporated in Australia and is a company limited by shares.

The Company’s ordinary shares are publicly traded on the Australian Securities Exchange under the symbol GTG and, via Level II American Depositary Receipts, on the NASDAQ Capital Market under the ticker GENE.

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

Going concern basis

During the financial year, the consolidated entity incurred a total comprehensive loss after income tax of $9,530,428 (2009: $7,695,596) and net cash outflows from operations of $4,302,880 (2009: $4,923,491).  As at June 30, 2010, the consolidated entity held cash reserves of $3,306,311.

Given the net cash outflows from operations incurred during the year ended June 30, 2010 and the Company’s available cash reserves as at that date, the Directors have undertaken an assessment of the Company’s continued ability to pay its debts as and when they fall due and to remain as a going concern.  As part of this assessment, the Directors have had regard to the Company’s cash flow forecasts for the twelve month period from the date of this Financial Report.

There is uncertainty in the Company’s cash flow forecasts in relation to the timing and quantum of licensing revenue. However, the Directors believe that the consolidated entity will be able to maintain sufficient cash reserves through a range of available options, which include:

•             Generation of additional funds from the granting of further “non-coding” licenses as part of Company’s out-licensing and assertion programs;

•             The sale of new genetic tests, including the new BREVAGenTM test in the USA and Europe;

•             Deferment of the expenditure associated with the roll-out of the BREVAGenTM test in the USA such that material costs are only incurred once sufficient funds become available;

•             Continuation of cost containment strategies currently in progress;

•             The possible raising of debt funds to be repaid from the Company’s existing future royalty and annuity streams; and

•             If necessary, fundraising from the issue of new shares in the Company and/or the sale of non-core and surplus assets.

As a result of the above, there is material uncertainty as to the Company’s ability to continue as a going concern.

After taking into account all available information, the Directors have concluded that there are reasonable grounds to believe that the Company will be able to pay its debts as and when they fall due and that the basis of preparation of the Financial Report on a going concern basis is appropriate.

Accordingly, no adjustments have been made to the Financial Report relating to the recoverability and classification of the asset carrying amounts or the amounts and classification of liabilities that might be necessary should the Company not be able to continue as a going concern.

2.                  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(a)              Basis of preparation (cont.)

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

Financial statement presentation

The Group has applied the revised AASB 101 Presentation of Financial Statements which became effective on January 1, 2009.  The revised standard requires the separate presentation of a statement of comprehensive income and a statement of changes in equity.  All non-owner changes in equity must now be presented in the statement of comprehensive income.  As a consequence, the Group had to change the presentation of its financial statements. Comparative information has been re-presented so that it is also in conformity with the revised standard.

(b)              New accounting standards and interpretations

In respect of the year ended June 30, 2010, the Group has assessed all new accounting standards mandatory for adoption during the current year, noting no new standards which would have a material affect on the disclosure in these financial statements.  There has been no affect on the profit and loss or the financial position of the Group.

Certain new accounting standards and interpretations have been published that are not mandatory for June 30, 2010 reporting periods.  The Group’s and the parent entity’s assessment of the impact of these new standards and interpretations is set out below.

•             IFRS 2009-8 Amendments to International Accounting Standards — Group Cash-Settled Share-Based Payment  Transactions [IFRS 2] (effective for all accounting periods commencing on or after January 1, 2010)

The amendments made by the IASC to IFRS 2 confirm that an entity receiving goods or services in a group share-based payment arrangement must recognize an expense for those goods or services regardless of which entity in the group settles the transaction or whether the transaction is settled in shares or cash.  They also clarify how the group share-based payment arrangement should be measured, that is, whether it is measured as an equity- or a cash-settled transaction.  The Group will apply these amendments retrospectively for the financial reporting period commencing on July 1, 2010.  There will be no impact on the Group’s or the parent entity’s financial statements.

•             IFRS 2009-10 Amendments to Australian Accounting Standards — Classification of Rights Issues [IAS 32] (effective for all accounting periods commencing on or after February 1, 2010)

In October 2009, the IASC issued an amendment to IAS 32 Financial Instruments: Presentation which addresses the accounting for rights issues that are denominated in a currency other than the functional currency of the issuer.  Provided certain conditions are met, such rights issues are now classified as equity regardless of the currency in which the exercise price is denominated.  Previously, these issues had to be accounted for as derivative liabilities.  The amendment must be applied retrospectively in accordance with IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors. The Group will apply the amended standard from July 1, 2010.  As the Group has not made any such rights issues, the amendment will not have any effect on the Group’s or the parent entity’s financial statements.

•            IFRS 7 Financial Instruments and IFRS 2009-11 Amendments to Australian Accounting Standards arising from IFRS 7 (effective from January 1, 2013)

IFRS 7 Financial Instruments addresses the classification and measurement of financial assets and is likely to affect the group’s accounting for its financial assets. The standard is not applicable until January 1, 2013 but is available for early adoption.  The Group is yet to assess its full impact. However, initial indications are that it may affect the Group’s accounting for its available-for-sale financial assets, since IFRS 7 only permits the recognition of fair value gains and losses in other comprehensive income if they relate to equity investments that are not held for trading.  Fair value gains and losses on available-for-sale debt investments, for example, will therefore have to be recognized directly in profit or loss. In the current reporting period, the Group recognized no such gains or losses in other comprehensive income (2009: $170,000).  The Group has not yet decided when to adopt 1FRS 7.

2.                  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(b)              New accounting standards and interpretations (cont.)

•             Revised IAS 24 Related Party Disclosures and IFRS 2009-12 Amendments to Australian Accounting Standards (effective from January 1, 2011)

In December 2009, the IASC issued a revised IAS 24 Related Party Disclosures.  It is effective for accounting periods beginning on or after January 1, 2011 and must be applied retrospectively.  The amendment removes the requirement for government-related entities to disclose details of all transactions with the government and other government-related entities and clarifies and simplifies the definition of a related party.  The group will apply the amended standard from July 1, 2011.  When the amendments are applied, the Group and the parent entity will need to disclose any transactions between its subsidiaries and its associates.  However, it has yet to put systems into place to capture the necessary information.  It is therefore not possible to disclose the financial impact, if any, of the amendment on the related party disclosures.

•             IFRIC Interpretation 19 Extinguishing financial liabilities with equity instruments and IFRS 2009-13 Amendments to Australian Accounting Standards arising from Interpretation 19 (effective from July 1, 2010)

IFRIC Interpretation 19 clarifies the accounting when an entity renegotiates the terms of its debt with the result that the liability is extinguished by the debtor issuing its own equity instruments to the creditor (debt for equity swap).  It requires a gain or loss to be recognized in profit or loss which is measured as the difference between the carrying amount of the financial liability and the fair value of the equity instruments issued. The Group will apply the interpretation from July 1, 2010.  It is not expected to have any impact on the Group’s or the parent entity’s financial statements since it is only retrospectively applied from the beginning of the earliest period presented (July 1, 2009) and the group has not entered into any debt for equity swaps since that date.

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

(d)              Foreign currency translation

Both the functional and presentation currency of Genetic Technologies Limited and its Australian subsidiaries is the Australian dollar (AUD).  Transactions in foreign currencies are initially recorded in the functional currency at the exchange rates ruling at the date of the transaction.  Monetary assets and liabilities which are denominated in foreign currencies are retranslated at the rate of exchange ruling at the balance sheet date.  All differences are taken to the statement of comprehensive income.

Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate ruling at the date of the initial transaction.  Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates ruling at the date when the fair value was determined.

The functional currencies of the Company’s five overseas subsidiaries are as follows:

Gtech International Resources Limited — Canadian dollars (CAD)

Genetic Technologies (Beijing) Limited — Chinese yuan (CNY)

GeneType AG — Swiss francs (CHF)

GeneType Corporation — United States dollars (USD)

Phenogen Sciences Inc. — United States dollars (USD)

As at the reporting date, the assets and liabilities of these overseas subsidiaries are translated into the presentation currency of Genetic Technologies Limited at the rate of exchange ruling at the balance sheet date and the statement of comprehensive income are translated at the weighted average exchange rates for the period. The exchange differences arising on the retranslation are taken directly to a separate component of equity.  On disposal of a foreign entity, the deferred cumulative amount recognized in equity relating to that particular foreign operation is recognized in the statement of comprehensive income.

2.                  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

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

The Group has adopted IAS 8: Operating Segments from July 1, 2008.  The new standard requires a “management approach” under which segment information is presented on the same basis as that used for internal reporting purposes.  This did not result in a change in the number of reportable segments presented.  In addition, the segments are reported in a manner that is consistent with the internal reporting provided to the chief operating decision maker.  There has been no other impact on the measurement of the Company’s assets and liabilities.

(g)             Earnings per share

Basic EPS is calculated as the net loss attributable to members divided by the weighted average number of ordinary shares.

(h)             Parent entity financial information

The financial information for the parent entity, Genetic Technologies Limited, as disclosed in Note 34, has been prepared on the same basis as the consolidated financial statements, except as set out below:

Investments in, and loans to, subsidiaries

Investments in subsidiaries are accounted for at cost in the financial statements of Genetic Technologies Limited.  Loans to subsidiaries are written down to their recoverable value as at balance date.

Financial guarantees

As at balance date, the parent entity had agreed to fund by way of loan all of the operating expenses of ImmunAid Pty. Ltd. (a subsidiary) up to, and including, December 31, 2010 and that it would not seek repayment of the loan during that period.

(i)                Finance costs

Finance costs are recognized as an expense when incurred.

2.                  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(j)                Revenue recognition

Revenues are recognized to the extent that it is probable that the economic benefits will flow to the entity and the revenues can be reliably measured.  Revenues are recognized at the fair value of the consideration received or receivable net of the amounts of Goods and Services Tax (GST).  The following specific recognition criteria must also be met before revenue is recognized:

License fees received

License fee income is recorded on the execution of a binding agreement where the Group has no future obligations, income is fixed and determinable, and collection is reasonably assured. Consistent with the various license agreements, the Group does not grant refunds to its customers.  Refer also to Note 2(z).

Rendering of services

Revenues from the rendering of services are recognized when the services are provided and the fee for the services provided is recoverable.  Service arrangements are of short duration (in most cases less than three months).

Royalties and annuities received

The Company licenses the use of its patented genetic technologies.  Royalties and annuities arising from these licenses are recognized when earned in accordance with the substance of the agreement, in cases where no future performance is required by the Company and collection is reasonably assured.

Interest received

Revenue is recognized as the interest accrues using the effective interest method.  Interest charged on loans to related parties is charged on commercial and arm’s-length terms and conditions.

Research and development grants received

The Company receives non-refundable non-Government grants that assist it to fund specific research and development projects.  These grants generally provide for the reimbursement of approved costs incurred as defined in the various agreements.

(k)            Share-based payment transactions

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

The fair value of options granted is determined by Cape Leveque Securities Pty. Ltd., an independent valuer, using a Black-Scholes option pricing model.  Cape Leveque Securities Pty. Ltd. has consented to having its name included in this Report.

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

The Company’s policy is to treat the share options of terminated employees as forfeitures.

2.                  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(l)                Income tax

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

Current and deferred tax is recognized in profit or loss, except to the extent that it relates to items recognized in other comprehensive income or directly in equity.  In this case, the tax is also recognized in other comprehensive income or directly in equity, respectively.

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

(m)          Withholding tax

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

2.                  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

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

(p)              Trade and other receivables

Trade receivables, which are non-interest bearing and generally have terms of between 30 to 90 days, are recognized and carried at original invoice amount less an allowance for any uncollectible amounts.  An allowance for doubtful debts is made when there is objective evidence that a receivable is impaired.  Such evidence includes an assessment of the debtor’s ability and willingness to pay the amount due.  The amount of the allowance/impairment loss is measured as the difference between the carrying amount of the trade receivables and the estimated future cash flows expected to be received from the relevant debtors.  Details regarding interest rate and credit risk of current receivables are disclosed in Note 35.

(q)              Inventories

Inventories principally comprise laboratory and other supplies and are valued at the lower of cost and net realizable value.  Inventory costs are recognized as the purchase price of items from suppliers plus freight inwards and any applicable landing charges.  Costs are assigned on the basis of weighted average costs.

(r)              Restricted security deposits

Restricted security deposits include cash deposits held as security for the performance of certain contractual obligations.

(s)              Investments and other financial assets

All investments are initially recognized at cost, being the fair value of the consideration given plus directly attributable transaction costs.  After initial recognition, investments in subsidiaries are carried at cost, less any impairment disclosed in the separate financial statements of Genetic Technologies Limited.  Other investments, which are classified as available-for-sale, are measured at fair value if this can reliably be determined or at cost where fair value cannot be reliably determined.  Gains or losses on available-for-sale investments are recognized as a separate component of equity until the investment is sold, or otherwise disposed of, or until the investment is determined to be impaired, at which time the cumulative gain or loss previously reported in equity is included in the statement of comprehensive income.

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

2.                  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

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

For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Group’s cash-generating units, or groups of cash-generating units, that are expected to benefit from the synergies of the combination, irrespective of whether other assets or liabilities of the Group are assigned to those units or groups of units.  Each unit or group of units to which the goodwill is so allocated represents the lowest level within the Group at which the goodwill is monitored for internal management purposes and is not larger than an operating segment in accordance with IFRS 8 (AASB 8) Operating Segments.

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

2.                  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

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

Lease and hire purchase payments are apportioned between finance charges and a reduction of the associated liability so as to achieve a constant rate of interest on the remaining balance of the liability.  Finance charges are recognized as an expense in profit or loss.  Capitalized leased assets and assets under hire purchase are depreciated over the shorter of the estimated useful life of the asset or the term of the agreement.  Leases where the lessor retains substantially all the risks and benefits of ownership of the asset are classified as operating leases.  Operating lease payments are recognized as an expense in the statement of comprehensive income on a straight-line basis over the lease term.

(z)              Deferred revenue

License revenues and annuities

License revenues received in respect of future accounting periods are deferred until the Company has fulfilled its obligations under the terms of the agreement.  Where deferred revenue relates to a license agreement with a specific term but the Company has no future performance obligations, the revenue is recognised on a straight-line accruals basis over the term in accordance with the substance of the agreements.  Where revenue has been deferred because the Company has future performance obligations, revenue is recognised as the Company’s performance obligations are satisfied.

Where a licence agreement provides for the payment of regular annuities to the Company and the licensee has the right to terminate the agreement prior to the payment of those annuities with no penalty, the Company does not recognise revenue until such time as the associated cash payments are received, as it is not considered probable that the benefits of the transaction will flow to the Company until cash collection is made.  Where such annuities are paid in advance, the revenue is allocated on a pro-rata basis with the balance being reflected in the balance sheet as a deferred revenue liability.

Genetic testing and reproductive services revenues

The Company operates facilities which provide genetic testing and reproductive services.  The Company recognises revenue from the provision of these services when the services have been completed.  Fees received in advance of the testing process or reproductive service are deferred until such time as the Company completes its performance obligations.

Grant revenues

Grants are recognized when there is reasonable assurance that the grant will be received and all attaching conditions will be complied with.  When the grant relates to an expense item, it is recognized as income over the periods necessary to match the grant on a systematic basis to the costs that it is intended to compensate.  When the grant relates to an asset, the fair value is credited to a deferred income account and is released to the statement of comprehensive income over the expected useful life of the relevant asset by equal annual instalments.

(aa)        Provisions

Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.  Where the Group expects some or all of a provision to be reimbursed, the reimbursement is recognized as a separate asset but only when the reimbursement is virtually certain.  The expense relating to any provision is presented in the statement of comprehensive income net of any reimbursement.

If the effect of the time value of money is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.  Where discounting is used, the increase in the provision due to the passage of time is recognized as a finance cost.

2.                  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

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

(ac)        Contributed equity

Issued and paid up capital is recognized at the fair value of the consideration received by the Company. Any transaction costs arising on the issue of ordinary shares are recognized directly in equity as a deduction, net of tax, of the share proceeds received.  The Company has a share-based payment option plan under which options to subscribe for the Company’s shares have been granted to certain executives and other employees (refer Note 28).

(ad)        Reclassifications

Certain reclassifications have been made in the financial statements to ensure that prior year comparatives conform to current year presentations.

(ae)        Business combinations

The acquisition method of accounting is used to account for all business combinations, including business combinations involving entities or businesses under common control, regardless of whether equity instruments or other assets are acquired.  The consideration transferred for the acquisition of a subsidiary comprises the fair values of the assets transferred, the liabilities incurred and the equity interests issued by the Group.  The consideration transferred also includes the fair value of any contingent consideration arrangement and the fair value of any pre-existing equity interest in the subsidiary.  Acquisition-related costs are expensed as incurred. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are, with limited exceptions, measured initially at their fair values at the acquisition date.  On an acquisition-by-acquisition basis, the Group recognizes any non-controlling interest in the acquiree either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s net identifiable assets.

The excess of the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition-date fair value of any previous equity interest in the acquiree over the fair value of the Group’s share of the net identifiable assets acquired is recorded as goodwill.  If those amounts are less than the fair value of the net identifiable assets of the subsidiary acquired and the measurement of all amounts has been reviewed, the difference is recognized directly in profit or loss as a bargain purchase. Where settlement of any part of cash consideration is deferred, the amounts payable in the future are discounted to their present value as at the date of exchange. The discount rate used is the entity’s incremental borrowing rate, being the rate at which a similar borrowing could be obtained from an independent financier under comparable terms and conditions.

Change in accounting policy

A revised AASB 3: Business Combinations became operative on July 1, 2009.  While the revised standard continues to apply the acquisition method to business combinations, there have been some significant changes.

All purchase consideration is now recorded at fair value at the acquisition date.  Contingent payments classified as debt are subsequently remeasured through profit or loss.  Under the Group’s previous policy, contingent payments were only recognized when the payments were probable and could be measured reliably and were accounted for as an adjustment to the cost of acquisition.

Acquisition-related costs are expensed as incurred.  Previously, they were recognized as part of the cost of acquisition and therefore included in goodwill.

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

Impairment of intangible assets and goodwill

The Group determines whether intangible assets with indefinite useful lives, including goodwill, are impaired on at least a bi-annual basis, in accordance with the accounting policies stated in Notes 2(v) and 2(w).  This process requires an estimation to be made of the recoverable amount of the cash-generating units to which the respective assets are allocated.

Income and withholding taxes

The Group is subject to income and withholding taxes in both Australia and jurisdictions where it has foreign operations. Significant judgement is required in determining the worldwide provision for income and withholding taxes.  There are many transactions and calculations undertaken during the ordinary course of business for which the ultimate tax determination is uncertain.  Where the final outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current, deferred and withholding tax provisions in the period in which such determination is made (refer Notes 2(l), 2(m) and 2(n)).  In addition, the Group has considered the recognition of deferred tax assets relating to carried forward tax losses to the extent there are sufficient taxable temporary differences (deferred tax liabilities) relating to the same taxation authority and the same subsidiary against which the unused tax losses can be utilised.  However, utilisation of the tax losses also depends on the ability of the entity to satisfy certain tests at the time the losses are recouped.

Share-based payments transactions

The Group measures the cost of equity-settled transactions with employees by reference to the value of the equity instruments at the date on which they are granted.  The fair value is determined by an independent valuer using a Black-Scholes options pricing model.

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

To date, all development costs have been expensed as incurred as their recoverability cannot be regarded as assured. In addition to the costs incurred by the Company’s research and development group, costs of clinical trials are also included.  The costs of research and development are expensed in full in the period in which they are incurred.  The Group will only capitalize its development expenses when the specific milestones are met and when the Group is able to demonstrate that future economic benefits are probable.

4.              OTHER REVENUE

Australian dollars	2010	2009	2008
	$	$	$

License fees received	2,058,303	3,693,866	9,817,710
Royalties and annuities received	1,681,444	1,697,848	913,033
Interest received	211,431	589,594	920,299
Rental recovery	—	30,613	31,945
Miscellaneous revenue	—	93	6,133
Total other revenue	3,951,178	6,012,014	11,689,120

5 OTHER INCOME

Net gain on disposal of available-for-sale investments	210,195	—	—
Net foreign exchange gains	10,517	68,007	—
Net gain / (loss) on disposal of plant and equipment	(6,904)	100,811	17,608
Grants received and related income	—	338,724	178,998
Net gain on disposal of joint venture interest	—	185,000	—
Reversal of provision for rehabilitation expenses	—	94,987	—
Write-back of provision for diminution of loan	—	—	80,000
Total other income	213,808	787,529	276,606
Net (loss) / gain on disposal of plant and equipment
Proceeds from sale	4,977	338,269	70,611
Less: carrying value at date of sale	(11,881)	(237,458)	(53,003)
Net (loss) / gain on disposal of plant and equipment	(6,904)	100,811	17,608

6. EXPENSES

Cost of sales
Inventories used	2,038,646	1,524,881	—
Direct labor costs	442,435	501,785	—
Inventories written off	235,576	177,173	—
Total cost of sales	2,716,657	2,203,839	—

Other expenses
Employee benefits expenses
Wages and salaries	4,117,094	4,206,580	4,255,535
Consulting fees	653,626	763,490	863,538
Superannuation	358,977	382,666	368,978
Payroll tax	232,591	266,783	213,077
Directors’ fees	212,371	286,194	316,260
Staff recruitment, training, amenities and other expenses	180,628	132,841	255,964
Termination benefits	118,529	345,000	82,500
Fringe benefits tax	40,236	67,940	36,841
Workers’ compensation costs	25,687	31,552	11,740
Share-based payments expense / (credit)	5,866	(43,497)	164,533
Total employee benefits expenses	5,945,605	6,439,549	6,568,966

Impairment losses and other write-downs
Impairment loss on goodwill	1,264,603	—	—
Impairment loss on plant and equipment	493,061	—	—
Net bad debts written down / off	22,637	72,066	—
Impairment loss on inventories	6,232	—	—
Impairment loss on available-for-sale investments	—	245,959	—
Impairment loss on patents	—	—	2,378,000
Total impairment losses and other write-downs	1,786,533	318,025	2,378,000

6.              EXPENSES (cont.)

Australian dollars	2010	2009	2008
	$	$	$

Amortization and depreciation expenses
Patents	2,821,002	2,947,337	3,544,000
Laboratory / veterinary equipment	537,759	726,704	670,417
Equipment under hire purchase	234,476	187,678	392,573
Computer equipment	51,747	78,890	113,129
Leasehold improvements	41,605	21,602	15,286
Office equipment	19,741	24,449	19,750
Motor vehicles	—	1,336	—
Total amortization and depreciation expenses	3,706,330	3,987,996	4,755,155

General expenses
Legal and patent fees	1,257,145	1,386,393	873,854
Administration expenses	979,006	1,304,682	839,226
Rent and outgoings	718,593	584,980	533,644
Royalties, license fees and commissions paid	399,318	354,684	889,520
Other laboratory and veterinary expenses	357,464	748,254	1,599,644
Marketing and promotion expenses	340,630	272,726	221,644
Contract research and trial expenses	90,000	1,209,260	1,267,748
Reversal of provision	(370,346)	—	—
Net foreign exchange losses	—	—	254,954
Other expenses	1,298,396	1,140,066	1,086,938
Total general expenses	5,070,206	7,001,045	7,567,172
Total other expenses	16,508,674	17,746,615	21,269,293

7. INCOME TAX

Reconciliation of income tax expense to prima facie tax payable
Loss before income tax expense	(9,355,209)	(7,858,321)	(5,451,638)

Tax at the Australian tax rate of 30% (2009: 30%)	(2,806,563)	(2,357,496)	(1,635,491)

Tax effect amounts which are not deductible / (taxable) in calculating taxable income

Impairment losses and other write-downs	535,960	—	—
Share-based payments (credit) / expense	1,760	(13,049)	49,360
Research and development expenses	(445,951)	(300,000)	(300,000)
Withholding tax expense	19,165	26,886	28,357
Other non-deductible items	3,330	3,559	8,704
	(2,692,299)	(2,640,100)	(1,849,070)

Tax effect of adjustments relating to temporary differences
Amortization and depreciation expenses	1,111,899	1,196,399	1,894,372
Net movements in provisions	386,783	(7,579)	44,145
Settlement proceeds from Applera Corporation	(183,426)	(614,162)	(317,141)
Other	—	(117,256)	(5,964)
Tax losses not recognized	1,377,043	2,182,698	233,658
Income tax expense	—	—	—

7.     INCOME TAX (cont.)

Australian dollars	2010	2009	2008
	$	$	$

Income tax expense
Current tax	—	—	—
Deferred tax	—	—	—
Aggregate income tax expense	—	—	—

Deferred tax assets
Deferred revenue	58,332	68,702	41,682
Applera settlement	739,421	922,847	1,537,010
Intangible assets	927,311	562,004	—
Doubtful debts	30,750	33,900	—
Amortization of hire purchase assets	234,476	187,678	392,573
Provisions	236,737	590,645	554,239
Total deferred tax assets	2,227,027	2,365,776	2,525,504
Deferred tax assets on temporary differences not brought to account	—	—	(223,898)
Deferred tax assets on temporary differences not brought to account	(2,227,027)	(2,365,776)	(2,301,606)
Total net deferred tax assets	—	—	—

Deferred tax liabilities
Intangible assets	—	—	(223,898)
Aggregate income tax expense	—	—	(223,898)

Tax losses
Unused tax losses for which no deferred tax asset has been recognized	31,890,137	26,291,400	21,290,385
Deferred tax asset @ 30%	9,567,041	7,887,420	6,387,116

Subject to the Group continuing to meet relevant statutory tests, the tax losses are available for offset against future taxable income.  As at balance date, there are unconfirmed tax losses with a benefit of approximately $9,567,041 (2009: $7,887,420) that have not been recognized as a deferred tax asset to the Group.  These unrecognized deferred tax assets will only be obtained if:

(a)              The Group companies derive future assessable income of a nature and amount sufficient to enable the benefits to be realized;

(b)            The Group companies continue to comply with the conditions for deductibility imposed by the law; and

(c)              No changes in tax legislation adversely affect the Group companies from realizing the benefit.

Tax consolidation legislation

Genetic Technologies Limited and its wholly-owned Australian subsidiaries implemented the tax consolidation legislation as from July 1, 2003.  The accounting policy in relation to this legislation is set out in Note 2(l).  The entities in the tax consolidated group have entered into a Tax Sharing Agreement which, in the opinion of the Directors, limits the joint and several liabilities of the wholly-owned entities in the case of a default by the head entity, Genetic Technologies Limited.

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

As at June 30, 2010, there are no unrecognized temporary differences associated with the Group’s investments in subsidiaries or joint venture, as the Group has no liability for additional taxation should unremitted earnings be remitted (2009: $nil).

8.                  LOSS PER SHARE

The following reflects the income and share data used in the calculations of basic and diluted loss per share:

Australian dollars	2010	2009	2008
	$	$	$
Loss for the year attributable to the owners of Genetic Technologies Limited	(9,343,766)	(7,841,073)	(5,451,638)

Weighted average number of ordinary shares used in calculating loss per share	380,965,204	373,906,149	362,389,899

None of the 3,300,000 (2009: 4,400,000) options outstanding as at the reporting date are considered to be dilutive for the purposes of calculating diluted loss per share and have therefore been excluded from the weighted average number of shares.

9.     CASH AND CASH EQUIVALENTS

Australian dollars	2010	2009	2008
	$	$	$
Reconciliation of cash and cash equivalents
Cash at bank and on hand	1,773,152	3,076,902	5,490,846
Short-term deposits	1,533,159	4,750,000	7,429,926
Current cash and cash equivalents	3,306,311	7,826,902	12,920,772
Current cash deposits (refer note)	—	—	450,000
Total cash and cash equivalents	3,306,311	7,826,902	13,370,772

Note:         As at June 30, 2008, cash amounting to $450,000 was held on deposit as security for a bank guarantee.

As at June 30, 2010 and June 30, 2009, cash amounting to $418,733 and $301,432, respectively, was held on deposit as security for the Group’s hire purchase obligations (refer Note 17).

Reconciliation of operating loss

Reconciliation of operating loss after income tax to net cash flows used in operating activities is as follows:

Operating loss after income tax	(9,355,209)	(7,858,321)	(5,451,638)

Adjust for non-cash items
Amortization and depreciation expenses	3,706,330	3,987,996	4,755,155
Share-based payments expense / (credit)	5,866	(43,497)	164,533
Impairment losses and other write-downs	1,786,533	318,025	2,378,000
Net draw-downs under Applera settlement	—	(1,801,628)	(602,395)
Net gain on disposal of available-for-sale investments	(210,195)	—	—
Net loss / (gain) on disposal of plant and equipment	6,904	(100,811)	(17,608)
Net foreign exchange (gains) / losses	(10,517)	(68,007)	254,954
Fair value of listed shares acquired	—	(85,000)	—

Adjust for changes in assets and liabilities
(Increase)/decrease in trade and other receivables	1,074,582	(232,501)	(949,792)
(Increase)/decrease in prepayments / other assets	77,290	410,400	(305,275)
(Increase)/decrease in other financial assets	(71,458)	68,917	7,781
Increase/(decrease) in trade and other payables	(962,884)	372,145	222,760
Increase/(decrease) in deferred revenue	(34,567)	90,067	(182,376)
Increase/(decrease) in provisions	(315,555)	18,724	148,671

Net cash flows used in operating activities	(4,302,880)	(4,923,491)	422,770

Non-cash activities

During the financial year, the Group acquired plant and equipment with an aggregate fair value of $213,275 (2009: $269,420) by means of hire purchase agreements.  The Group also acquired laboratory equipment with an aggregate fair value of $nil (2009: $1,801,628) from draw downs made under the Supply Agreement with Applera Corporation.

9.                  CASH AND CASH EQUIVALENTS (cont.)

Hire purchase facility

As at June 30, 2010, the Company had breached one of the covenants of the Master Asset Finance Facility which governs the hire purchase agreements.  Subsequent to balance date, National Australia Bank Limited provided the Company with a letter waiving its right to take any further action in respect of the breach.  As a result of the breach, however, all liabilities in respect of the hire purchase agreements as at June 30, 2010 have been classified as current liabilities in the balance sheet.

Australian dollars	2010	2009	2008
	$	$	$
Financing facilities available

As at June 30, 2010, the following financing facilities had been negotiated and were available:

Total facilities
Hire purchase facility	2,500,000	2,500,000	2,500,000
Credit cards	147,000	147,000	147,000

Facilities used as at reporting date
Hire purchase facility (refer note below)	(382,640)	(373,444)	(298,199)
Credit cards	(29,123)	(22,958)	(32,272)

Facilities unused as at reporting date
Hire purchase facility	2,117,360	2,126,556	2,201,801
Credit cards	117,877	124,042	112,728

10.  TRADE AND OTHER RECEIVABLES (CURRENT)

Australian dollars	2010	2009
	$	$
Trade receivables	833,243	1,892,766
Less: provision for doubtful debts	(102,500)	(113,000)

Net trade receivables	730,743	1,779,766
Other receivables	23,914	44,355
Accrued interest	—	5,118

Total current trade and other receivables	754,657	1,829,239

Note:         Trade receivables and other receivables for the Group include amounts due in US dollars of USD 119,677 (2009: USD 82,744), European Euros of EUR 90,000 (2009: EUR 90,000), Chinese yuan of CNY 56,259 (2009: 4,835) and Swiss francs of CHF 550 (2009: 1,226).

Refer Note 35 for details of aging, interest rate and credit risks applicable to trade and other receivables for which, due to their short-term nature, their carrying value approximates their fair value.

11.           PREPAYMENTS AND OTHER ASSETS (CURRENT)

Prepayments	113,568	144,438
Inventories at the lower of cost and net realizable value	255,967	302,387

Total current prepayments and other assets	369,535	446,825

Impairment loss

The total impairment loss for the financial year of $1,763,896 (2009: $245,959) includes an impairment loss relating to certain inventories of $6,232 (2009: nil) associated with the Company’s reproductive services business which arose following a decision by the Company to strategically realign the business and to focus on the provision of animal genetic tests, rather than the services that were acquired as part of the acquisition of the Frozen Puppies Dot Com business in 2008.  As at balance date, the Company believes that the carrying values of the remaining inventories of $255,967 is fair and reasonable.

12.  PERFORMANCE BOND AND DEPOSITS (CURRENT)

Australian dollars	2010	2009
	$	$
Performance bond	71,235	200
Other deposits	423	—

Total current performance bond and deposits	71,658	200

13.  AVAILABLE-FOR-SALE INVESTMENTS (NON-CURRENT)

Unlisted shares, at fair value	245,959	245,959
Less: accumulated impairment losses	(245,959)	(245,959)
Listed shares, at fair value	—	255,000

Total non-current available-for-sale investments	—	255,000

14.  PROPERTY, PLANT AND EQUIPMENT

Laboratory / veterinary equipment, at cost	5,800,013	5,706,939
Less: accumulated depreciation	(3,804,498)	(3,266,741)
Less: impairment loss	(448,527)	—
Net laboratory / veterinary equipment	1,546,988	2,440,198
Computer equipment, at cost	697,641	799,595
Less: accumulated depreciation	(636,022)	(706,404)
Net computer equipment	61,619	93,191
Office equipment, at cost	199,741	208,201
Less: accumulated depreciation	(144,925)	(139,192)
Less: impairment loss	(10,613)	—
Net office equipment	44,203	69,009
Equipment under hire purchase, at cost	2,017,271	1,803,996
Less: accumulated depreciation	(1,690,651)	(1,456,175)
Less: impairment loss	(31,087)	—
Net equipment under hire purchase	295,533	347,821
Leasehold improvements, at cost	114,665	129,142
Less: accumulated depreciation	(82,348)	(69,336)
Less: impairment loss	(2,834)	—
Net leasehold improvements	29,483	59,806
Total net property, plant and equipment	1,977,826	3,010,025

Reconciliation of property, plant and equipment
Opening gross carrying amount	8,647,873	6,729,913
Add: additions purchased during the year	358,071	2,282,764
Add: additions from acquisition of subsidiary	—	301,621
Less: disposals made during the year	(176,613)	(666,425)
Closing gross carrying amount	8,829,331	8,647,873
Opening accumulated depreciation	(5,637,848)	(5,026,156)
Add: depreciation expense charged	(885,328)	(1,040,659)
Less: disposals made during the year	164,732	428,967
Less: impairment losses	(493,061)	—
Closing accumulated depreciation	(6,851,505)	(5,637,848)
Total net property, plant and equipment	1,977,826	3,010,025

14.           PROPERTY, PLANT AND EQUIPMENT (cont.)

Reconciliation of movements in property, plant and equipment by asset category

	Opening			Depreciation	Closing
	net carrying	Additions	Net disposals	expense and	net carrying
Asset category	amount	during year	during year	impairment loss	amount
	$	$	$	$	$
Laboratory / veterinary equipment	2,440,198	93,076	—	(986,286)	1,546,988
Computer equipment	93,191	20,323	(148)	(51,747)	61,619
Office equipment	69,009	8,077	(2,529)	(30,354)	44,203
Equipment under hire purchase	347,821	213,275	—	(265,563)	295,533
Leasehold improvements	59,806	23,320	(9,204)	(44,439)	29,483

Totals	3,010,025	358,071	(11,881)	(1,378,389)	1,977,826

Impairment loss

The total plant and equipment impairment loss for the financial year is $493,061 (2009: $nil).  This loss comprised items of equipment associated with the Company’s reproductive services business ($115,413) and items of equipment acquired under the Supply Agreement with Applera Corporation ($377,648) (“Applera”).

The impairment charges relating to the reproductive services business arose following a decision by the Company to strategically realign the business and to focus on the provision of animal genetic tests, rather than the services that were acquired as part of the acquisition of the Frozen Puppies Dot Com business in 2008.

The impairment charges relating to the equipment acquired under the Supply Agreement with Applera arose following an exchange of surplus laboratory equipment with an Australian-based subsidiary of Applera.

As at balance date, the Company believes that the carrying values of the remaining items of plant and equipment of $1,977,826 is appropriate.

15.  INTANGIBLE ASSETS AND GOODWILL

Australian dollars	2010	2009
	$	$
Patents
Patents, at cost	36,417,619	36,319,304
Less: accumulated amortization	(32,441,195)	(29,764,255)
Less: impairment losses	(3,528,000)	(3,528,000)
Total net patents	448,424	3,027,049

Other intangible assets
Assets associated with BREVAGenTM breast cancer test, at cost	1,033,273	—
Total net other intangible assets	1,033,273	—

Goodwill
Goodwill, at cost	1,625,115	1,625,115
Less: accumulated amortization	(42,624)	(42,624)
Less: impairment losses	(1,264,603)	—
Total net goodwill	317,888	1,582,491
Total net intangible assets and goodwill	1,799,585	4,609,540

15.  INTANGIBLE ASSETS AND GOODWILL (cont.)

Australian dollars	2010	2009
	$	$
Reconciliation of patents
Opening gross carrying amount	36,319,304	36,059,673
Add: additions purchased during the year (refer note)	242,379	—
Adjust for exchange rate movements	(144,064)	259,631
Closing gross carrying amount	36,417,619	36,319,304
Opening accumulated amortization and impairment losses	(33,292,255)	(30,085,287)
Add: amortization expense charged	(2,821,004)	(2,947,337)
Adjust for exchange rate movements	144,064	(259,631)
Closing accumulated amortization and impairment losses	(35,969,195)	(33,292,255)
Total net patents	448,424	3,027,049

Reconciliation of other intangible assets
Opening gross carrying amount	—	—
Add: acquisition of BREVAGenTM breast cancer test (refer note)	1,033,273	—
Total net other intangible assets	1,033,273	—

Reconciliation of goodwill
Opening gross carrying amount	1,625,115	358,012
Add: acquisition of goodwill (refer note)	—	1,267,103
Closing gross carrying amount	1,625,115	1,625,115
Opening accumulated amortization and impairment losses	(42,624)	(42,624)
Less: impairment losses (refer note)	(1,264,603)	—
Closing accumulated amortization and impairment losses	(1,307,227)	(42,624)
Total net goodwill	317,888	1,582,491

Note:      Goodwill acquired during the year ended 30 June 2009 arose from the purchase of Frozen Puppies Dot Com Pty. Ltd.

Acquisition of BREVAGenTM breast cancer test

On April 14, 2010, the Company acquired various intangible assets from California-based Perlegen Sciences Inc. (“Perlegen”), the majority of which relate to a proprietary genetic breast cancer test called BREVAGenTM. The carrying value of the assets acquired from Perlegen, which also equates to cost, is dissected as follows:

$
Intangible assets related to the BREVAGenTM test	1,033,273
Non-coding patents	242,379
Total value of assets acquired from Perlegen	1,275,652

In assessing the correct accounting treatment for the acquisition of the BREVAGenTM assets, consideration was given to the factors for determining a business combination in accordance with IFRS 3R.

As the BREVAGenTM assets were acquired in an arm’s-length transaction less than three months prior to balance date and the forecast revenues from the sale of the BREVAGenTM test demonstrate the likely use of the assets, there is no indication of impairment as at June 30, 2010.  Certain royalties, representing a fixed percentage of future sales of the BREVAGenTM test, will be payable by the Company to Perlegen and other parties.

15.       INTANGIBLE ASSETS AND GOODWILL (cont.)

Impairment loss

The total goodwill impairment loss for the financial year is $1,264,603 (2009: $nil). No other classes of goodwill were impaired during the financial year.  The impairment charge, which related to the Company’s reproductive services business, arose following a decision by the Company to strategically realign the business and to focus on the provision of animal genetic tests, rather than the services that were acquired as part of the acquisition of the Frozen Puppies Dot Com business during the 2009 financial year.

As at balance date, the Company believes that the carrying values of the remaining intangible assets and goodwill of $1,799,585 is appropriate.

16.  TRADE AND OTHER PAYABLES (CURRENT)

Australian dollars	2010	2009
	$	$
Trade payables	680,377	1,624,290
Other payables	228,899	194,022
Accrued expenses	286,397	340,245

Total current trade and other payables	1,195,673	2,158,557

Note:         Trade payables and other payables for the Group include amounts due in US dollars of USD 97,957 (2009: USD 193,342), Chinese yuan of CNY 50,508 (2009: 7,791), European euros of EUR 45,187 (2009: EUR nil), Canadian dollars of CAD 9,326 (2009: CAD 10,520), Pounds Sterling of GBP 3,729 (2009: nil), Swiss francs of CHF 3,190 (2009: CHF 4,190), New Zealand dollars of NZD 39 (2009: 1,318) and Japanese yen of JPY nil (2009: 51,951).

Refer Note 35 for details of contractual maturity and management of interest rate, foreign exchange and liquidity risks applicable to trade and other payables for which, due to their short-term nature, their carrying value approximates their fair value.

17.           INTEREST-BEARING LIABILITIES (CURRENT)

Hire purchase liability (Notes 27 and 35)	382,640	373,444

Total current interest-bearing liabilities	382,640	373,444

Note:         The carrying values of the hire purchase liabilities approximate their fair values.  As at June 30, 2010, the Company had breached one of the covenants of the Master Asset Finance Facility which governs the hire purchase agreements.  Subsequent to balance date, National Australia Bank Limited provided the Company with a letter waiving its right to take any further action in respect of the breach.  As a result of the breach, however, all liabilities in respect of the hire purchase agreements as at June 30, 2010 have been classified as current liabilities in the balance sheet.

18.           DEFERRED REVENUE (CURRENT)

Genetic testing fees received in advance	192,841	152,392
Reproductive service fees received in advance	1,600	76,616

Total current deferred revenue	194,441	229,008

19.           PROVISIONS (CURRENT AND NON-CURRENT)

Current provisions
Annual leave	442,108	396,198
Long service leave	264,081	251,832
Withholding tax	—	370,346
Total current provisions	706,189	1,018,376

Non-current provisions
Long service leave	82,933	86,301
Total non-current provisions	82,933	86,301
Total provisions	789,122	1,104,677

19.    PROVISIONS (CURRENT)

Australian dollars	2010	2009
	$	$
Reconciliation of annual leave provision
Balance at the beginning of the financial year	396,198	368,492
Add: obligation accrued during the year	383,883	392,647
Less: utilized during the year	(337,973)	(364,941)
Balance at the end of the financial year (note)	442,108	396,198

Reconciliation of long service leave provision
Balance at the beginning of the financial year	338,133	296,113
Add: obligation accrued during the year	54,401	45,656
Less: utilized during the year	(45,520)	(3,636)
Balance at the end of the financial year (note)	347,014	338,133

Reconciliation of withholding tax
Balance at the beginning of the financial year	370,346	326,361
Add: obligation accrued during the year	—	43,985
Less: reversal of provision	(370,346)	—
Balance at the end of the financial year	—	370,346

Reconciliation of provision for rehabilitation costs
Balance at the beginning of the financial year	—	94,987
Less: utilized during the year	—	(94,987)
Balance at the end of the financial year	—	—

Note:        The current provisions for annual leave and long service leave include a total amount of $442,475 (2009: $365,754) in respect of obligations which, based on historical evidence, the Company estimates will be settled after 12 months from balance date.

20.           CONTRIBUTED EQUITY

Issued and paid-up capital

Fully paid ordinary shares	72,378,105	71,285,663
Total contributed equity	72,378,105	71,285,663

Movements in shares on issue

	Shares	$
Year ended June 30, 2010
Balance at the beginning of the financial year	374,644,801	71,285,663
Add: shares issued during the year for cash (net of associated costs)	27,940,530	1,011,650
Add: shares issued during the year other than for cash	2,019,821	80,792
Balance at the end of the financial year	404,605,152	72,378,105

Year ended June 30, 2009
Balance at the beginning of the financial year	362,389,899	70,243,996
Add: shares issued during the year other than for cash	12,254,902	1,041,667
Balance at the end of the financial year	374,644,801	71,285,663

Terms and conditions of contributed equity

Ordinary shares have the right to receive dividends as declared and, in the event of winding up the Company, to participate in the proceeds from the sale of all surplus assets in proportion to the number of and amounts paid up on shares held.  Ordinary shares entitle their holder to one vote, either in person or by proxy, at a meeting of the Company.

20.    CONTRIBUTED EQUITY (cont.)

Capital management

When managing capital, Management’s objective is to ensure that the Group continues as a going concern as well as to maintain optimal returns for shareholders and benefits for other stakeholders.  Management also aims to maintain a capital structure that ensures the lowest cost of capital available to the entity.

21.    RESERVES

Australian dollars	2010	2009
	$	$
Foreign currency translation	(69,961)	(61,338)
Share-based payments	1,599,103	1,593,237
Net unrealized gains reserve	—	170,000
Total reserves	1,529,142	1,701,899

Reconciliation of foreign currency translation reserve
Balance at the beginning of the financial year	(61,338)	(47,930)
Add: net currency translation loss	(8,623)	(13,408)
Balance at the end of the financial year	(69,961)	(61,338)

Reconciliation of share-based payments reserve
Balance at the beginning of the financial year	1,593,237	1,636,734
Add: share-based payments	5,866	(43,497)
Balance at the end of the financial year	1,599,103	1,593,237

Reconciliation of net unrealized gains reserve
Balance at the beginning of the financial year	170,000	—
Less: reversal of reserve	(170,000)	—
Add: net unrealized gains	—	170,000
Balance at the end of the financial year	—	170,000

Nature and purpose of reserves

Foreign currency translation reserve

This reserve is used to record exchange differences arising from the translation of the financial statements of foreign subsidiaries.

Share-based payments reserve

This reserve is used to record the value of share-based payments provided to employees and others providing similar services as part of their remuneration.

Net unrealized gains reserve

This reserve is used to record movements in the fair value of available-for-sale investments.

22.    ACCUMULATED LOSSES

Australian dollars	2010	2009
	$	$
Balance at the beginning of the financial year	(59,030,262)	(51,189,189)
Add: net loss attributable to members of Genetic Technologies Limited	(9,343,766)	(7,841,073)
Balance at the end of the financial year	(68,374,028)	(59,030,262)

23.    MINORITY INTERESTS

Australian dollars	2010	2009
	$	$
Reconciliation of minority interests in subsidiaries
Balance at the beginning of the financial year	154,745	141,462
Add: movements during the year
Less: share of operating losses	(11,443)	(17,248)
Less: share of movement in reserves	3,404	6,133
Net loss attributable to minority interests	(8,039)	(11,115)
Add: share of issued capital	37,771	24,398
Balance at the end of the financial year	184,477	154,745

24.    OPTIONS

Options summary

As at June 30, 2010, the following options over ordinary shares in the Company were outstanding.

	2010	Weighted ave. exercise price	2009	Weighted ave. exercise price
Unlisted employee options (refer below)	3,300,000	$0.33	4,400,000	$0.34
Total number of options outstanding	3,300,000	$0.33	4,400,000	$0.34

Unlisted employee options

On November 30, 2001, the Directors of the Company established a Staff Share Plan. On November 19, 2008, the shareholders of the Company approved the introduction of a new Employee Option Plan. Under the terms of the respective Plans, the Directors of the Company may grant options over ordinary shares in Genetic Technologies Limited to executives, consultants and employees of the Group. The options, which are granted at nil cost, are not transferable and are not quoted on ASX. As at June 30, 2010, there was 1 executive and 7 employees who held options that had been granted under the Plans. Options granted under the Plans carry no rights to dividends and no voting rights. The movements in the number of options granted under the Plans are as follows:

	2010	Weighted ave. exercise price	2009	Weighted ave. exercise price
Balance at the beginning of the financial year	4,400,000	$0.34	11,175,602	$0.27
Less: options forfeited during the year	(600,000)	$0.26	(5,700,602)	$0.19
Less: options expired during the year	(500,000)	$0.52	(1,075,000)	$0.43
Balance at the end of the financial year	3,300,000	$0.33	4,400,000	$0.34
Exercisable at the end of the financial year	2,825,000	$0.34	1,812,500	$0.48

No funds were raised from the exercise of options granted under the Staff Share Plan during the year ended June 30, 2010 (2009: $nil). The numbers of options outstanding as at June 30, 2010 by ASX code, including the respective dates of expiry and exercise prices, are tabled below. Refer Note 28 for further information. The options listed below are not listed on ASX.

Option description	2010	Weighted ave. exercise price	2009	Weighted ave. exercise price
GTGAA (expiring 6 September 2010)	750,000	$0.48	750,000	$0.48
GTGAD (expiring 12 August 2011)	250,000	$0.43	350,000	$0.43
GTGAE (expiring 12 August 2011)	250,000	$0.53	250,000	$0.53
GTGAH (expiring 31 May 2012)	150,000	$0.40	150,000	$0.40
GTGAY (expiring 23 October 2012)	1,900,000	$0.22	2,400,000	$0.22
GTGAZ (expiring 27 February 2010)	—	—	200,000	$0.56
GTGAZ (expiring 27 February 2010)	—	—	300,000	$0.49
Balance at the end of the financial year	3,300,000	$0.33	4,400,000	$0.34

25.           SEGMENT INFORMATION

Identification of reportable segments

The Group has identified three reportable segments based on the similarity of the products produced and sold and/or the services provided, as these represent the sources of the Group’s major risks and have the greatest effect on the rates of return.  The separate groups of products and services are then divided into operating businesses, the performances of which are reported to the Chief Executive Officer, the Senior Management Team and the Board of Directors on a monthly basis. The segments are reported in a manner that is consistent with the internal reporting provided to the chief operating decision maker.  The Group also separately reports the corporate headquarter function to clearly identify costs associated with that function.  The corporate function is not considered to be an operating or reportable segment.  The Group’s three operating segments can be described as follows:

Operations — involves the provision of a range of genetic testing and reproductive services.

Licensing — involves the out-licensing of the Group’s “non-coding” technology.

Research — involves the undertaking of a range of research and development projects in the field of genetics and related areas.

The Corporate disclosures below include all revenues, costs, assets and liabilities associated with the headquarter function.

Business segments

		Revenues and income			Profit / (loss)			Amortization
Segment		Sales	Other	Totals	after tax	Assets	Liabilities	/depreciation
		$	$	$	$	$	$	$
Operations	2010	5,805,558	—	5,805,558	(4,720,180)	3,885,395	(1,646,160)	(783,826)
	2009	5,382,089	98,867	5,480,956	(2,923,258)	5,711,113	(1,453,352)	(872,897)
	2008	3,918,692	17,608	3,936,300	(2,251,040)	2,892,870	(1,186,880)	(1,019,958)
Licensing	2010	—	3,739,747	3,739,747	(186,856)	674,373	(274,602)	(2,771,907)
	2009	—	5,391,714	5,391,714	1,373,993	3,035,475	(309,312)	(2,899,432)
	2008	—	10,730,743	10,730,742	6,000,724	5,975,788	(229,445)	(2,900,722)
Research	2010	—	—	—	(1,576,503)	165,523	(81,442)	(111,412)
	2009	—	369,337	369,337	(2,645,438)	861,838	(866,214)	(157,796)
	2008	—	210,943	210,943	(6,000,122)	1,289,373	(740,256)	(761,593)
Sub-total	2010	5,805,558	3,739,747	9,545,305	(6,483,539)	4,725,291	(2,002,204)	(3,667,145)
	2009	5,382,089	5,859,918	11,242,007	(4,194,703)	9,608,426	(2,628,878)	(3,930,125)
	2008	3,918,692	10,959,294	14,877,985	(2,250,438)	10,158,031	(2,156,581)	(4,682,273)
Corporate	2010	—	425,239	425,239	(2,871,670)	3,554,281	(559,672)	(39,185)
	2009	—	939,625	939,625	(3,663,618)	8,369,305	(1,236,808)	(57,871)
	2008	—	1,006,432	1,006,432	(3,201,200)	13,936,547	(1,152,924)	(72,882)
Totals	2010	5,805,558	4,164,986	9,970,544	(9,355,209)	8,279,572	(2,561,876)	(3,706,330)
	2009	5,382,089	6,799,543	12,181,632	(7,858,321)	17,977,731	(3,865,686)	(3,987,996)
	2008	3,918,692	11,965,726	15,884,417	(5,451,638)	24,094,578	(3,309,505)	(4,755,155)

25.                  SEGMENT INFORMATION (cont.)

Business segments (cont.)

		Impairment	Purchases of	Net cash flows (used in) / from
Segment		losses/ write downs	equipment	operating activities	investing activities	financing activities
		$	$	$	$	$
Operations	2010	(1,786,533)	345,801	1,959,837	(1,331,408)	(214,838)
	2009	(72,066)	2,453,760	(1,246,503)	(224,511)	(156,692)
	2008	—	962,904	(1,778,767)	(21,996)	(385,350)

Licensing	2010	—	6,477	(794,777)	(6,477)	—
	2009	—	—	2,658,848	—	—
	2008	—	6,030	7,641,118	(6,030)	—

Research	2010	—	—	(2,115,625)	—	—
	2009	—	—	(2,882,972)	—	(26,400)
	2008	(2,378,000)	5,675	(2,679,753)	(5,675)	(106,169)

Sub-total	2010	(1,786,533)	352,278	(950,565)	(1,337,885)	(214,838)
	2009	(72,066)	2,453,760	(1,470,627)	(224,511)	(183,092)
	2008	(2,378,000)	974,609	(3,182,598)	(33,701)	(491,519)

Corporate	2010	—	5,793	(3,352,315)	298,402	1,001,081
	2009	(245,959)	130,625	(3,452,864)	(128,680)	(9,499)
	2008	—	48,978	(2,759,828)	(13,698)	(37,380)

Totals	2010	(1,786,533)	358,071	(4,302,880)	(1,039,483)	786,243
	2009	(318,025)	2,584,385	(4,923,491)	(353,191)	(192,591)
	2008	(2,378,000)	1,023,587	422,770	(47,399)	(528,899)

Note:  Other revenues and income - corporate includes interest received of $211,431 (2009: $589,594).

Expenses - corporate includes employee benefits expenses of $1,649,169 (2009: $1,864,632).

Assets - corporate includes cash of $3,306,311 (2009: $7,826,902).

Liabilities - corporate includes trade and other payables of $373,043 (2009: $666,630) and provisions of $173,607 (2009: $546,585).

There were no intersegment sales.

Geographic information

Australia — is the home country of the parent entity and the location of the Company’s operations and licensing activities.

China — is the home of Genetic Technologies (Beijing) Limited.

Canada — is the home of Gtech International Resources Limited.

Switzerland — is the home of GeneType AG.

USA — is the home of GeneType Corporation and Phenogen Sciences Inc.

25.                  SEGMENT INFORMATION (cont.)

Business segments (cont.)

Revenues are allocated on the basis of the geographical location of the entities which earn them.  The following table presents sales and other income and revenue on the basis of geographical locations for the years ended June 30, 2010 and June 30, 2009.

Segment		Sales revenue	Other	Totals
		$	$	$
Australia	2010	5,683,060	4,164,891	9,847,951
	2009	5,331,248	6,798,412	12,129,660
	2008	3,918,692	11,954,576	15,873,268

China	2010	122,498	90	122,588
	2009	50,841	41	50,882
	2008	—	—	—

Canada	2010	—	—	—
	2009	—	1,083	1,083
	2008	—	11,133	11,133

Switzerland	2010	—	5	5
	2009	—	7	7
	2008	—	17	17

Totals	2010	5,805,558	4,164,986	9,970,544
	2009	5,382,089	6,799,543	12,181,632
	2008	3,918,692	11,965,726	15,884,418

The total of the non-current assets located in Australia is $3,694,456 (2009: $7,768,174).  The total of the non-current assets located in other countries is $82,955 (2009: $106,391).  Segment non-current assets are allocated to countries based on the location of the respective assets.

Segment products and locations

The three principal business segments of the Group are operations, licensing and research.  The principal geographic segment is Australia, with the Company’s headquarters being located in Melbourne in the State of Victoria.

Segment accounting policies

Segment information is prepared in conformity with the accounting policies of the entity and Accounting Standard IFRS 8 (AASB 8) Operating Segments which was adopted by the Company in 2009.  As a result, the primary reporting segments now reflect more closely the information that Management uses to make decisions about operating matters.  Specifically, segment information is disclosed for the licensing, genetic testing and research operations which were previously disclosed within the biotechnology segment.

Interest received and finance costs are allocated under the heading Corporate as they are not part of the core operations of any other segment.

Major customers

The Group has a number of major customers to which it provides both products and services.  During the year ended 30 June 2010, there were no customers from whom the Group generated revenues representing more than 10% of the total consolidated revenue from operations.

26.                  CONTINGENT LIABILITIES

The Group had no contingent liabilities as at June 30, 2010.

27.                  COMMITMENTS AND CONTINGENCIES

Australian dollars	2010	2009
	$	$

Hire purchase expenditure commitments
Minimum hire purchase payments
- not later than one year	259,597	192,442
- later than one year but not later than five years	152,954	221,057
- later than five years	—	—

Total minimum hire purchase payments	412,551	413,499
Less: future finance charges	(29,911)	(40,055)

Present value of hire purchase payments	382,640	373,444

Aggregate expenditure commitments comprise:
Current liability (Note 17)	382,640	373,444

On January 14, 2005, the Company executed a Master Asset Finance Agreement with National Australia Bank Limited in respect of a $2,500,000 asset finance facility (the “Facility”).  Each of the Company’s Australian-resident subsidiaries has provided a guarantee to the Company in respect of the Facility. Refer Note 17 in respect of a breach of the Facility’s terms.

Operating lease expenditure commitments
Minimum operating lease payments
- not later than one year	459,193	467,238
- later than one year but not later than five years	723,103	478,120
- later than five years	—	—

Total minimum operating lease payments	1,182,296	945,358

As at June 30, 2010, leases related to the following premises that will be occupied by the Group during the 2011 financial year:

Location	Landlord	Use	Date of expiry of lease	Minimum payments

60-66 Hanover Street Fitzroy, Victoria 3065 Australia	Bankberg Pty. Ltd.	Office and laboratory	20 August 2010	$64,412

60-66 Hanover Street Fitzroy, Victoria 3065 Australia	Crude Pty. Ltd. (refer note below)	Office and laboratory	30 September 2013	$966,453

9115 Harris Corners Parkway, Suite 320 Charlotte, North Carolina 28269 USA	HC 9115 LLC	Office	31 October 2010	$68,031

19 Old Northern Road Baulkham Hills, New South Wales 2153 Australia	The Animal Referral Hospital Pty. Ltd.	Veterinary facility	28 September 2011	$43,750

2330 South Gippsland Highway Devon Meadows, Victoria 3977 Australia	Watts & Chen Super Fund	Veterinary facility	30 June 2011	$29,720
			Total	$1,172,366

Note:        On August 16, 2010, the key terms of a new three-year lease over the Company’s premises in Fitzroy, Victoria were agreed with Crude Pty. Ltd. which acquired the property from Bankberg Pty. Ltd. on August 20, 2010.  As at the date of this Report, a formal lease documenting the agree terms, which will result in reduced rent being payable by the Company, was being prepared.

In addition to the above commitments in respect of leased premises, as at June 30, 2010 the Company had commitment of $9,930 in respect of a motor vehicle lease.

27.      COMMITMENTS AND CONTINGENCIES (cont.)

Australian dollars	2010	2009
	$	$
Research and development expenditure commitments
Minimum research and development payments
- not later than one year	126,083	237,500
- later than one year but not later than five years	—	140,750
- later than five years	—	—

Total minimum research and development payments	126,083	378,250

On April 1, 2008, the Company entered into an Australian Research Council (ARC) Linkage Agreement with the University of Newcastle.  The Agreement relates to the synthesis of novel nematocidal compounds and complements an existing ARC Linkage Agreement that the Company has with the University of Melbourne.  The Company will contribute $90,000 per annum in cash over a period of three years from 2008 to 2010.  As at June 30, 2010, $126,083 remained payable under the Agreement, which included a non-cash in-kind contribution of $81,083.

Other capital expenditure commitments

As at June 30, 2010, the Company did not have any other significant contracted capital expenditure commitments.

28.                  EMPLOYEE BENEFITS

Employee options

On November 30, 2001, the Directors of the Company established a Staff Share Plan.  On November 19, 2008, the shareholders of the Company approved the introduction of a new Employee Option Plan.  Under the terms of the respective Plans, the Directors may, at their discretion, grant options over the ordinary shares in the Genetic Technologies Limited to executives, consultants, employees, and formerly Non-Executive Directors, of the Group (refer Note 24).  As at June 30, 2010, there was 1 executive and 7 employees who held options that had been granted under the Plans.

There were no options granted during the years ended June 30, 2010 or June 30, 2009.  However, on July 8, 2010, a total of 12,000,000 options over ordinary shares in the Company were granted, at no cost, to members of the Company’s Senior Executive Team.  Each option, which entitles the holder to acquire one ordinary share at a cost of $0.045, will expire on May 8, 2015, unless exercised before that date. The options vest in three equal tranches after 12 months, 24 months and 36 months from the date of grant, respectively.

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

29.                  RELATED PARTY DISCLOSURES

Ultimate parent

Genetic Technologies Limited is the ultimate Australian parent company.  As at the date of this Report, no shareholder controls more than 50% of the issued capital of the Company.

Transactions within the Group

During the year ended June 30, 2010, various transactions within the Group as listed below occurred.  All amounts were charged on commercial, arm’s-length terms and at commercial rates.

•                      AgGenomics Pty. Ltd., a subsidiary, paid interest to the Company amounting to $12,302 (2009: $20,720) in respect of an outstanding loan between the parties.

•                      ImmunAid Pty. Ltd., a subsidiary, paid management fees to the Company amounting to $45,000 (2009: $45,000).

•                      Genetic Technologies (Beijing) Limited (“GTBL”), a subsidiary, paid management fees to GTC amounting to $331 (2009: $64).  GTBL also purchased testing services from GTC at a total cost of $6,702.

29.                  RELATED PARTY DISCLOSURES (cont.)

Other related party transactions

During the year ended June 30, 2010, the Company and GeneType Pty. Ltd., a subsidiary, collectively paid a total of $579,806 (2009: $529,234) to Bankberg Pty. Ltd. (“Bankberg”), a company associated with a former Director and majority shareholder of the Company, Dr. Mervyn Jacobson, for rent and its share of body corporate expenses in respect of the office and laboratory premises in Fitzroy, Victoria that are leased by the Group.  On August 20, 2010, Bankberg Pty. Ltd. sold the Fitzroy premises to an unrelated third party (refer Note 27).

During the year ended June 30, 2010, the Company paid a total of $50,000 (2009: $nil) to Dr. Jacobson in respect of an administrative allowance associated with his role as the Company’s Vice President Global Licensing and Intellectual Property.  Also during the year, Genetic Technologies Limited paid a total of $238,100 (2009: $131,851) to Transmedia Inc., another company associated with Dr. Jacobson, in respect of commissions paid in relation to licensing services provided to the Company of $84,949 (2009: $72,401) and reimbursement of associated travel expenses of $153,151 (2009: $59,450).  During the 2010 financial year, Dr. Jacobson was also appointed as Chief Executive Officer of ImmunAid Pty. Ltd., a subsidiary.

Finally, during the year ended June 30, 2009, Genetic Technologies Limited paid a total of $99,458 to Government Relations Australia Advisory Pty. Ltd., a company associated with Mr. John Dawkins AO, a former Director of the Company, in respect of consulting services provided to the Company.

All transactions with Key Management Personnel have been entered into under terms and conditions no more favorable than those which the entity would have adopted if dealing at arm’s length.  Please refer to Note 30 for a description of transactions with Key Management Personnel.

30.                  KEY MANAGEMENT PERSONNEL DISCLOSURES

Details of Key Management Personnel

Directors	Executives
Sidney C. Hack (Non-Executive Chairman)	Dr. Paul D.R. MacLeman (Chief Executive Officer)
Tommaso Bonvino (Non-Executive)	Thomas G. Howitt (Chief Financial Officer and Company Secretary)
Dr. Malcolm R. Brandon (Non-Executive)	Alison J. Mew (Chief Operating Officer)
Huw D. Jones (Non-Executive)	Gregory J. McPherson (VP Sales and Marketing)
Fred Bart (former Non-Executive)	Dr. David J. Sparling (VP Legal and Corporate Development)

Notes:	Mr. Bonvino was appointed as a Non-Executive Director of the Company on November 25, 2009.
Dr. Brandon was appointed as a Non-Executive Director of the Company on October 5, 2009.
Mr. Bart resigned as a Director of the Company on November 24, 2009.
Ms. Mew was appointed as Chief Operating Officer of the Company on August 31, 2009.
Mr. McPherson was appointed as VP Sales and Marketing of the Company on July 20, 2009.
Dr. Sparling was appointed as VP Legal and Corporate Development of the Company on October 26, 2009.

Australian dollars	2010	2009	2008
	$	$	$
Remuneration of Key Management Personnel

Short-term employee benefits	1,102,976	963,191	994,176
Post-employment benefits	99,265	157,926	144,861
Share-based payments	28,257	(34,212)	124,776
Long-term benefits	6,187	12,135	4,759
Termination benefits	—	345,000	82,500

Total remuneration of Key Management Personnel	1,236,685	1,444,040	1,351,072

30.                  KEY MANAGEMENT PERSONNEL DISCLOSURES (cont.)

Optionholdings of Key Management Personnel

June 30, 2010

	Opening	Number of options			Closing	Vested and non-vested as at year end
Name of optionholder	balance	Granted	Exercised	Lapsed	balance	Total	Not exercisable	Exercisable

Executive
Dr. Paul D.R. MacLeman	—	—	—	—	—	—	—	—
Thomas G. Howitt	2,000,000	—	—	—	2,000,000	2,000,000	250,000	1,750,000
Alison J. Mew	—	—	—	—	—	—	—	—
Gregory J. McPherson	—	—	—	—	—	—	—	—
Dr. David J. Sparling	—	—	—	—	—	—	—	—

Totals	2,000,000	—	—	—	2,000,000	2,000,000	250,000	1,750,000

Notes:  Ms. Mew, Mr. McPherson and Dr. Sparling became members of Key Management Personnel during the year ended June 30, 2010.

Ms. Ashdown ceased to be a member of Key Management Personnel during the year ended June 30, 2010.

The heading “Lapsed” includes options which were forfeited.

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

The heading “Lapsed” includes options which were forfeited.

Shareholdings of Key Management Personnel

June 30, 2010

Shares held in Genetic	Opening	Number of shares		Acquired on	Closing
Technologies Limited	balance	Bought	Sold	exercise of options	balance

Director
Sidney C. Hack	—	—	—	—	—
Tommaso Bonvino	—	—	—	—	—
Dr. Malcolm R. Brandon	—	—	—	—	—
Huw D. Jones	—	—	—	—	—

Executive
Dr. Paul D.R. MacLeman	—	—	—	—	—
Thomas G. Howitt	—	—	—	—	—
Alison J. Mew	—	—	—	—	—
Gregory J. McPherson	—	—	—	—	—
Dr. David J. Sparling	—	—	—	—	—

Totals	—	—	—	—	—

Notes:  Ms. Mew, Mr. McPherson and Mr. Sparling became members of Key Management Personnel during the year ended June 30, 2010.

Mr. Bart and Ms. Ashdown ceased to be a member of Key Management Personnel during the year ended June 30, 2010.

Mr. Ohanessian and Mr. Barrow ceased to be members of Key Management Personnel during the year ended June 30, 2009.

30.    KEY MANAGEMENT PERSONNEL DISCLOSURES (cont.)

Shareholdings of Key Management Personnel (cont.)

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

All equity transactions with Key Management Personnel, other than those arising from the exercise of options, have been entered into under terms and conditions no more favorable than those which the entity would have adopted if dealing at arm’s length.

31.    AUDITORS’ REMUNERATION

Australian dollars	2010	2009	2008
	$	$	$
Audit services
PricewaterhouseCoopers in respect of:
Audit of the Company’s Financial Report	250,000	—	—
Other audit firms in respect of:
Audit of the Financial Reports of subsidiaries	22,013	10,826	8,241
Ernst & Young Australia in respect of:
Audit of the Company’s Financial Report	—	565,082	177,500
Total remuneration in respect of audit services	272,013	575,908	185,741

Non-audit services
PricewaterhouseCoopers in respect of:
Accounting and other services	60,000	—	—
Other audit firms in respect of:
Tax advice and compliance, accounting and other services	20,484	—	—
Ernst & Young Australia in respect of:
Tax advice and compliance services	—	99,480	38,350
Ernst & Young South Korea in respect of:
Due diligence and advisory services	—	20,618	—
Total remuneration in respect of non-audit services	80,484	120,098	38,350
Total auditors’ remuneration	352,497	696,006	224,091

Note:                  Audit fees paid during the year ended June 30, 2009 include the fees paid by the Company to Ernst & Young in respect of its US reporting requirements for the year ended June 30, 2008 and overruns relating to the 2009 audit amounting to $23,550 which were paid during the financial year ended June 30, 2010.

32.           SUBSIDIARIES

The following diagram is a depiction of the Group structure as of June 30, 2010.

		Group interest (%)		Net carrying value ($)
Name of Group company	Incorporation details	2010	2009	2010	2009
Entities held directly by parent

GeneType Pty. Ltd.	September 5, 1990 Victoria, Australia	100%	100%	1	1

Genetic Technologies Corporation Pty. Ltd.	October 11, 1996 N.S.W., Australia	100%	100%	2	2

RareCellect Pty. Ltd.	March 7, 2001 N.S.W., Australia	100%	100%	10	10

GeneType AG	February 13, 1989 Zug, Switzerland	100%	100%	236	7,311

GeneType Corporation	December 18, 1989 California, U.S.A.	100%	100%	—	—

Phenogen Sciences Inc.	June 28, 2010 Delaware, U.S.A.	100%	100%	—	—

Gtech International Resources Limited	November 29, 1968 Yukon Territory, Canada	75.8%	75.8%	364,922	398,169

Frozen Puppies Dot Com Pty. Ltd.	February 15, 2006 N.S.W., Australia	100%	100%	—	1,550,097

ImmunAid Pty. Ltd. (refer note below)	March 21, 2001 Victoria, Australia	71.7%	70.5%	60	—

Total carrying value				365,231	1,955,590

Entities held by other subsidiaries

AgGenomics Pty. Ltd.	February 15, 2002 Victoria, Australia	50.1%	50.1%	—	50

Genetic Technologies (Beijing) Limited	December 25, 2008 Beijing Municipality, China	100%	100%	—	68,607

Note:              During the year ended June 30, 2010, outstanding loans between the Company and ImmunAid Pty. Ltd. were converted into additional equity in that company. The total amount of the loans at the time of the conversions was $334,112.  As a result, the Company increased its interest in ImmunAid Pty. Ltd. by approximately 1.2% from 70.5% to 71.7%.

33.           CHANGES IN THE COMPOSITION OF THE ENTITY

Incorporation of subsidiary

On June 28, 2010, the Company incorporated Phenogen Sciences, Inc. in the state of Delaware, USA.  The initial contributed equity of the company is USD 10,000 which comprises 100 common shares with a value of USD 100 each. The company was incorporated to commercialize the BREVAGenTM breast cancer test that was acquired during the 2010 financial year by Genetic Technologies Limited (refer Note 15).

34.           PARENT ENTITY FINANCIAL INFORMATION

Summary financial information

The individual financial statements for the parent entity, Genetic Technologies Limited, disclose the aggregate amounts set out in the following table.

Australian dollars	2010	2009
	$	$
Balance sheet
Current assets	3,243,890	7,643,993
Total assets	7,856,620	16,089,356
Current liabilities	7,381,481	5,313,398
Total liabilities	7,609,844	5,399,699
Equity
Contributed equity	72,378,105	71,285,663
Reserves
Share-based payments	1,544,406	1,538,540
Net unrealized gains	—	170,000
Accumulated losses	(73,675,735)	(62,304,546)
	246,776	10,689,657
Loss for the year	(11,371,189)	(7,035,755)
Total comprehensive loss	(11,371,189)	(7,035,755)

Note:        The current liabilities of Genetic Technologies Limited exceed its current assets as at June 30, 2010 due to the fact that the asset loans to, and investments in, its subsidiaries have been written down, whilst the loans from the subsidiaries to the parent entity as at that date have not.

Guarantees entered into by the parent entity

As at balance date, the parent entity had agreed to fund by way of loan all of the operating expenses of ImmunAid Pty. Ltd. (a subsidiary) up to, and including, September 30, 2010 and that it would not seek repayment of the loan during that period.

Related party information

As at June 30, 2010, $30,793,956 (2009: $30,089,249) was receivable by the Company from its various subsidiaries.  As at the same date, an amount of $5,626,740 (2009: $3,061,931) was payable by the Company to its wholly-owned subsidiaries.  All such loans are unsecured, generally interest free and there are no fixed terms of repayment.

Financial risk management

In assessing the recoverability of intercompany receivables, Genetic Technologies Limited, the parent entity, raises a provision for diminution to ensure that the carrying amount of these receivables does not exceed the net tangible assets of the subsidiaries.

Contingent liabilities of the parent entity

As at the date of this Financial Report, the parent entity had provided a letter of financial support to ImmunAid Pty. Ltd., a subsidiary (refer Note 36).

Contractual commitments for the acquisition of plant and equipment

The parent entity had no contractual commitments for the acquisition of plant and equipment as at June 30, 2010.

35.           FINANCIAL RISK MANAGEMENT

The Group’s activities expose it to a variety of financial risks such as market risk (including currency risk and interest rate risk), credit risk and liquidity risk.  The Group’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the financial performance of the Group.  The Group uses different methods to measure different types of risk to which it is exposed.  These methods include sensitivity analysis in the case of foreign exchange, interest rate and aging analysis for credit risk.

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

The Group holds the following financial instruments:

Australian dollars	2010	2009
	$	$
Financial assets
Cash at bank / on hand	1,773,152	3,076,902
Short-term deposits	1,533,159	4,750,000
Trade and other receivables	754,657	1,829,239
Performance bond and deposits	71,658	200
Available-for-sale investments	—	255,000
Total financial assets	4,132,626	9,911,341

Financial liabilities
Trade and other payables	1,195,673	2,158,557
Hire purchase liabilities	382,640	373,444
Total financial liabilities	1,578,313	2,532,001

Credit risk

The Group’s credit risk is managed on a Group basis.  Credit risk arises from cash and cash equivalents and deposits with banks and financial institutions, as well as credit exposures to customers, including outstanding receivables and committed transactions.  If there is no independent rating, the Group assesses the credit quality of the customer, taking into account its financial position, past experience and other factors.  Individual risk limits are set based on internal or external ratings.  The compliance with credit limits by customers is regularly monitored by Management.  Sales to retail customers are required to be settled in cash or using major credit cards, mitigating credit risk.  The maximum exposures to credit risk as at June 30, 2010 in relation to each class of recognized financial assets is the carrying amount of those assets, as indicated in the balance sheet.

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

35.           FINANCIAL RISK MANAGEMENT (cont.)

Credit risk (cont.)

In addition, receivable balances are monitored on an ongoing basis with the result that the Group’s exposure to bad debts is not significant.  As at June 30, 2010, the balance of the Group’s provision for doubtful debts was $102,500 (2009: $113,000), out of a total receivables balance as at that date of $754,657 (2009: $1,829,239).  For some trade receivables, the Group may also obtain security in the form of guarantees, deeds of undertaking or letters of credit which can be called upon if the counterparty is in default under the terms of the agreement.

Credit risk further arises in relation to financial guarantees given by the Group to certain parties in respect of obligations of its subsidiaries.  Such guarantees are only provided in exceptional circumstances.

An analysis of the aging of trade and other receivables and trade and other payables is provided below:

Australian dollars	2010	2009
	$	$
Trade and other receivables
Current (less than 30 days)	578,417	1,597,055
31 days to 60 days	98,533	133,385
61 days to 90 days (note)	10,702	25,885
Greater than 90 days (note)	67,005	72,914
Total trade and other receivables (Note 10)	754,657	1,829,239

Trade and other payables
Current (less than 30 days)	1,153,364	2,158,557
31 days to 60 days	42,309	—
61 days to 90 days	—	—
Greater than 90 days	—	—
Total trade and other payables (Note 16)	1,195,673	2,158,557

Note:        Trade and other receivables for the Group that are greater than 90 days include net amounts receivable from wholly-owned subsidiaries of $2,351,077 (2009: $5,692,928). The loans to and from these subsidiaries are interest free and there are no fixed terms of repayment.

A total of $77,707 in net trade and other receivables greater than 60 days is past due, of which a total of $68,220 had been received prior to the date of this Annual Report.  The Company considers that the remaining $9,487 is recoverable and not impaired.

Market risk

Foreign currency risk

The Group operates internationally and are exposed to foreign currency exchange risk, primarily with respect to the US dollar and Canadian dollar, through financial assets and liabilities. It is the Group’s policy not to hedge these transactions as the exposure is considered to be minimal from a consolidated operations perspective.  Further, as the Group incurs expenses payable in US dollars, the financial assets that are held in US dollars provide a natural hedge for the Group.

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

35.           FINANCIAL RISK MANAGEMENT (cont.)

Market risk (cont.)

As at June 30, 2010, the Group held the following financial assets and liabilities that were denominated in foreign currencies:

Consolidated	Year	USD	CAD	EUR	JPY	GBP	CNY	NZD	CHF
Financial assets
Cash at bank / on hand	2010	15,191	335,821	840	—	206	53,748	941	908
	2009	4,047	380,971	—	—	206	470,904	6,034	9,079
Trade and other receivables	2010	119,677	—	90,000	—	—	56,259	—	550
	2009	82,744	—	90,000	—	—	4,835	—	1,226
Performance bond and deposit	2010	—	—	50,000	—	—	—	—	—
	2009	—	—	—	—	—	—	—	—
Total financial assets	2010	134,868	335,821	140,840	—	206	110,007	941	1,458
	2009	86,791	380,971	90,000	—	206	475,739	6,034	10,305
Financial liabilities
Trade and other payables	2010	97,957	9,326	45,187	—	3,729	50,508	39	3,190
	2009	193,342	10,520	—	51,951	—	7,791	1,318	4,190
Total financial liabilities	2010	97,957	9,326	45,187	—	3,729	50,508	39	3,190
	2009	193,342	10,520	—	51,951	—	7,791	1,318	4,190

Notes:             USD — United States dollars       CAD — Canadian dollars       EUR — European euros               JPY — Japanese yen
GBP — Great Britain pounds      CNY — Chinese yuan             NZD — New Zealand dollars      CHF — Swiss francs

During the year ended June 30, 2010, the Australian dollar / US dollar exchange rate increased by 5.3%, from 0.8055 at the beginning of the year to 0.8480 at the end of the year. During the same period, Australian dollar / Canadian dollar exchange rate decreased by 3.5%, from 0.9303 at the beginning of the year to 0.8982 at the end of the year.

Based on the financial instruments held at June 30, 2010, had the Australian dollar weakened / strengthened by 10% against the US dollar with all other variables held constant, the Group’s loss for the year would have been $4,000 lower / $5,000 higher (2009: $15,000 lower / $12,000 higher), mainly as a result of changes in the values of cash and cash equivalents which are denominated in US dollars, as detailed in the above tables.

Based on the financial instruments held at June 30, 2010, had the Australian dollar weakened / strengthened by 10% against the Canadian dollar with all other variables held constant, the Group’s loss for the year would have been $33,000 lower / $40,000 higher (2009: $44,000 lower / $36,000 higher), due to changes in the values of cash and cash equivalents which are denominated in Canadian dollars, as detailed in the above tables.

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

The Group has a Short Term Investment Policy which was developed to efficiently manage the Group’s surplus cash and cash equivalents.  In this context, the Group adopts a prudent approach that is tailored to cash forecasts rather than seeking high returns that may compromise access to funds as and when they are required.  Under the policy, the Group seeks to deposit its surplus cash in a range of deposits / securities over different time frames and with different institutions in an effort to diversify its portfolio and minimize risk.

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

At June 30, 2010, if interest rates had changed by +/- 50 basis points from the year-end rates, with all other variables held constant, the Group’s loss for the year would have been $16,000 lower / higher (2009: $39,000 lower / higher), mainly as a result of higher / lower interest income from cash and cash equivalents.  Consolidated equity for the Group would have been $16,000 higher / lower (2009: $39,000 higher / lower) mainly as a result of an increase / decrease in the fair value of cash and cash equivalents.

35.           FINANCIAL RISK MANAGEMENT (cont.)

Market risk (cont.)

The exposure to interest rate risks and the effective interest rates of financial assets and liabilities, both recognized and unrealized, for the Group is as follows:

Consolidated	Year	Floating rate	Fixed rate	Carrying amount	Weighted ave. effective rate	Ave. maturity period days
		$	$	$	%
Financial assets
Cash at bank / on hand	2010	1,773,152	—	1,773,152	1.69%	At call
	2009	3,076,902	—	3,076,902	2.47%	At call
Short-term deposits	2010	—	1,533,159	1,533,159	5.67%	92
	2009	—	4,750,000	4,750,000	4.37%	89
Performance bond / deposits	2010	—	71,658	71,658	—	At call
	2009	—	200	200	—	At call
Totals	2010	1,773,152	1,604,817	3,377,969
	2009	3,076,902	4,750,200	7,827,102
Financial liabilities
Hire purchase liabilities (Note 27)	2010	—	412,551	382,640	8.64%	575
	2009	—	413,499	373,444	9.45%	714
Totals	2010	—	412,551	382,640
	2009	—	413,499	373,444

Notes:     All periods in respect of financial assets are for less than one year.

In respect of the hire purchase liabilities attributable to the Group, the interest rates are fixed for the terms of the facility, which is less than one year ($237,210) and between one and five years ($145,430).

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

A balanced view of cash inflows and outflows affecting the Group is summarised in the table below:

Consolidated	Year	< 6 months	6 to 12 months	1 to 5 years	> 5 years	Totals
		$	$	$	$	$
Financial assets
Cash at bank / on hand	2010	1,773,152	—	—	—	1,773,152
	2009	3,076,902	—	—	—	3,076,902
Short-term deposits	2010	1,533,159	—	—	—	1,533,159
	2009	4,750,000	—	—	—	4,750,000
Trade and other receivables	2010	754,657	—	—	—	754,657
	2009	1,829,239	—	—	—	1,829,239
Performance bond and deposits	2010	71,658	—	—	—	71,658
	2009	200	—	—	—	200
Available-for-sale investments	2010	—	—	—	—	—
	2009	—	—	255,000	—	255,000
Total financial assets	2010	4,132,626	—	—	—	4,132,626
	2009	9,656,341	—	255,000	—	9,911,341

35.           FINANCIAL RISK MANAGEMENT (cont.)

Liquidity risk (cont.)

Consolidated	Year	< 6 months	6 to 12 months	1 to 5 years	> 5 years	Totals
		$	$	$	$	$
Financial liabilities
Trade and other payables	2010	1,245,173	—	—	—	1,245,173
	2009	2,158,557	—	—	—	2,158,557
Hire purchase liabilities	2010	134,326	125,271	152,954	—	412,551
	2009	96,221	96,221	221,057	—	413,499
Total financial liabilities	2010	1,379,499	125,271	152,954	—	1,657,724
	2009	2,254,778	96,221	221,057	—	2,572,056
Net maturity	2010	2,753,127	(125,271)	(152,954)	—	2,474,902
	2009	7,401,563	(96,221)	33,943	—	7,339,285

The Group had access to the following undrawn borrowing facilities as at June 30, 2010:

	Facility limit	Amount used	Amount available
	$	$	$
Nature of facility
Master Asset Finance Facility	2,500,000	(382,640)	2,117,360
Credit card facilities	147,000	(29,123)	117,877

Note:        The Master Asset Finance Facility may be drawn at any time, subject to compliance with applicable banking covenants, and is subject to annual review (refer Note 17 in respect of a breach of the terms of the Facility).

Fair value estimation

As at June 30, 2010, the Group’s available-for-sale investments have been recognized at their fair values. The following methods and assumptions are used to determine the fair values of financial assets and liabilities:

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

36.    SUBSEQUENT EVENTS

On July 30, 2010 and again on October 28, 2010, the Company provided letters of financial support to ImmunAid Pty. Ltd. (“ImmunAid”), a subsidiary.  Pursuant to the letters, the Company agreed fund by way of loan all of ImmunAid’s operating expenses up to, and including, December 31, 2010 and that it would not seek repayment of the loan during that period.  It is estimated that the total expenses payable will not exceed $100,000.

Subsequent to balance date, Settlement and License Agreements have been executed between Genetic Technologies Limited and Monsanto Company of St. Louis, Missouri, USA; Beckman Coulter Inc. and Clinical Data Inc., of Brea, California and Newton, Massachusetts, USA, respectively; Innogenetics N.V. of Ghent, Belgium; Laboratoires Réunis of Junglinster, Luxembourg; and Pioneer Hi-Bred International of Johnston, Iowa. As of the date of this Annual Report, total gross licensing fees of approximately $5.7 million have been generated from these agreements.

Apart from these transactions, there have been no other significant events which have occurred after balance date.