Form 20-F
period 2011-06-30
GENETIC TECHNOLOGIES LTD
filed 2011-11-21
CIK 1166272

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended June 30, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

American Depositary Shares each representing 30 Ordinary Shares and evidenced by American Depositary Receipts
(Title of each Class)

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

Our consolidated financial statements are set out on pages F1 to F40 of this Annual Report (refer to Item 18 “Financial Statements”).

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

PART I

Item 1.            Identity of Directors, Senior Management and Advisers

Item 1.A         Directors and Senior Management

The Directors of the Company as of the date of this Annual Report are as follows:

Name	Position/Function	Business Address

Sidney C. Hack	Non-Executive Chairman	60-66 Hanover Street Fitzroy Victoria 3065 Australia

Tommaso Bonvino	Non-Executive Director	60-66 Hanover Street Fitzroy Victoria 3065 Australia

Dr. Malcolm R. Brandon	Non-Executive Director	60-66 Hanover Street Fitzroy Victoria 3065 Australia

Dr. Mervyn Cass	Non-Executive Director	60-66 Hanover Street Fitzroy Victoria 3065 Australia

Huw D. Jones	Non-Executive Director	60-66 Hanover Street Fitzroy Victoria 3065 Australia

The members of Senior Management of the Company as of the date of this Annual Report are as follows:

Name	Position/Function	Business Address

Dr. Paul D.R. MacLeman	Chief Executive Officer	60-66 Hanover Street Fitzroy Victoria 3065 Australia

Thomas G. Howitt	Chief Financial Officer and Company Secretary	60-66 Hanover Street Fitzroy Victoria 3065 Australia

Alison J. Mew	Chief Operating Officer	60-66 Hanover Street Fitzroy Victoria 3065 Australia

Dr. David J. Sparling	Vice President Legal and Corporate Development	60-66 Hanover Street Fitzroy Victoria 3065 Australia

Gregory J. McPherson	Vice President Sales and Marketing	60-66 Hanover Street Fitzroy Victoria 3065 Australia

Ivan Jasenko	Quality and Regulatory Manager	60-66 Hanover Street Fitzroy Victoria 3065 Australia

Lewis J. Stuart	President and General Manager Phenogen Sciences Inc.	9115 Harris Corners Parkway Suite 320 Charlotte North Carolina 28269 USA

Item 1.B          Advisers

Our principal bankers, accountants and legal advisers are as follows:

Name of Adviser	Function	Business Address

National Australia Bank Limited	Bankers - Australia	Level 2, 151 Rathdowne Street Carlton Victoria 3053 Australia

Bank of America, N.A.	Bankers - USA	155 Town Centre Drive Mooresville North Carolina 28117 USA

Middletons	General Counsel	525 Collins Street Melbourne Victoria 3000 Australia

Sheridan Ross PC	Licensing and Patent Attorneys	1560 Broadway, Suite 1200 Denver Colorado 80202-5141 USA

Greenberg Traurig, LLP	U.S. Securities Counsel	200 Park Avenue New York New York 10166 USA

Item 1.C         Auditor

The auditor of the Group’s financial statements for the years ended June 30, 2011 and 2010 was PricewaterhouseCoopers, whose address is 2 Southbank Boulevard, Southbank, Victoria, 3006, Australia.  The auditor of the Group’s financial statements for the year ended June 30, 2009 was Ernst & Young, whose address is 8 Exhibition Street, Melbourne, Victoria, 3000, Australia.  PricewaterhouseCoopers has also audited the Group’s financial statements for the year ended June 30, 2009 as stated in their audit opinion at page F1 of this Annual Report. PricewaterhouseCoopers is the Company’s current independent registered public accounting firm, an appointment ratified at the Annual General Meeting held on November 25, 2009.

Item 2.            Offer Statistics And Expected Timetable

Not applicable.

Item 3.            Key Information

Item 3.A         Selected Financial Data

The following selected financial data for the five years ended June 30, 2011 is derived from the audited consolidated financial statements of Genetic Technologies Limited, prepared in accordance with International Financial Reporting Standards (“IFRS”), which became effective for our company as of our fiscal year ended June 30, 2006.

The balance sheet data as of June 30, 2011 and 2010 and the statement of comprehensive income data for the fiscal years 2011, 2010 and 2009 are derived from our audited consolidated financial statements included in this Annual Report.  Balance sheet data as of June 30, 2009, 2008 and 2007 and statement of comprehensive income data for the 2008 and 2007 financial years are derived from our audited consolidated financial statements which are not included in this Annual Report.  The data should be read in conjunction with the consolidated financial statements, related notes and other financial information included herein.

All amounts are stated in Australian dollars as of June 30, as noted.

GENETIC TECHNOLOGIES LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR 2011, 2010, 2009, 2008 AND 2007

	Year ended June 30, 2011	Year ended June 30, 2010	Year ended June 30, 2009	Year ended June 30, 2008	Year ended June 30, 2007
	AUD	AUD	AUD	AUD	AUD
Revenue from operations
Genetic testing services	4,594,960	4,915,528	4,599,286	3,918,692	3,119,131
Less: cost of sales (refer note below)	(2,034,916)	(2,722,975)	(2,760,359)	—	—
Gross profit from operations	2,560,044	2,192,553	1,838,927	3,918,692	3,119,131
Other revenue	13,680,741	3,739,747	5,391,714	10,730,743	11,337,079
Selling and marketing expenses	(3,018,947)	(2,679,979)	(2,765,060)	(2,576,607)	(2,747,884)
General and administrative expenses	(3,696,165)	(3,196,488)	(4,282,275)	(4,234,500)	(5,294,395)
Licensing, patent and legal costs	(4,097,323)	(3,923,102)	(4,017,721)	(4,780,463)	(4,107,754)
Laboratory, research and development costs	(4,380,866)	(6,258,871)	(6,116,450)	(9,677,723)	(7,424,045)
Finance costs	(81,934)	(100,422)	(89,499)	(66,763)	(90,929)
Operating profit/(loss) before income tax	965,550	(10,226,562)	(10,040,364)	(6,686,621)	(5,208,797)
Non-operating income and expenses	(85,771)	425,239	1,407,829	1,234,983	863,095
Profit/(loss) from continuing operations before income tax	879,779	(9,801,323)	(8,632,535)	(5,451,638)	(4,345,702)
Net profit from discontinued operation	21,562	446,114	774,214	—	—
Profit/(loss) before income tax	901,341	(9,355,209)	(7,858,321)	(5,451,638)	(4,345,702)
Income tax expense	—	—	—	—	—
Profit/(loss) for the year	901,341	(9,355,209)	(7,858,321)	(5,451,638)	(4,345,702)
Other comprehensive income/(loss)
Realized gain on sale of available-for-sale investments transferred from reserve	—	(170,000)	—	—	—
Unrealized gain on available-for-sale investments	—	—	170,000	—	—
Exchange gains/(losses) on translation of controlled foreign operations	(85,079)	(8,623)	(13,408)	(32,624)	(38,535)
Exchange gains/(losses) on translation of non-controlled foreign operations	(11,585)	3,404	6,133	(9,161)	(12,999)
Other comprehensive income/(loss) for the year, net of tax	(96,664)	(175,219)	162,725	(41,785)	(51,534)
Total comprehensive profit/(loss) for the year	804,677	(9,530,428)	(7,695,596)	(5,493,423)	(4,397,236)
Profit/(loss) for the year is attributable to:
Owners of Genetic Technologies Limited	910,002	(9,343,766)	(7,841,073)	(5,446,089)	(4,328,543)
Non-controlling interests	(8,661)	(11,443)	(17,248)	(5,549)	(17,159)
Total profit/(loss) for the year	901,341	(9,355,209)	(7,858,321)	(5,451,638)	(4,345,702)
Total comprehensive profit/(loss) for the year is attributable to:
Owners of Genetic Technologies Limited	824,923	(9,522,389)	(7,684,481)	(5,478,713)	(4,367,078)
Non-controlling interests	(20,246)	(8,039)	(11,115)	(14,710)	(30,158)
Total profit/(loss) for the year	804,677	(9,530,428)	(7,695,596)	(5,493,423)	(4,397,236)

GENETIC TECHNOLOGIES LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (cont.)

FOR 2011, 2010, 2009, 2008 AND 2007

	Year ended June 30, 2011	Year ended June 30, 2010	Year ended June 30, 2009	Year ended June 30, 2008	Year ended June 30, 2007
	AUD	AUD	AUD	AUD	AUD
Earnings/(loss) per share (cents per share)
Basic and diluted net profit/(loss) per ordinary share	0.2	(2.5)	(2.1)	(2.1)	(1.5)
Weighted-average shares outstanding	404,605,152	380,965,204	373,906,149	373,906,149	362,389,899

Note:              A standard costing system was implemented effective July 1, 2008 which allowed the Company to calculate the direct labor and materials used in each of the genetic tests offered.  As a result, the 2009 financial year was the first year that cost of sales information was separately identified in the statement of comprehensive income.  Prior to July 1, 2008, data was not collected in a way that allowed reclassification and therefore the Company has determined it is not practicable to recreate the information. Refer Item 8D for further information.

GENETIC TECHNOLOGIES LIMITED

CONSOLIDATED BALANCE SHEET DATA
FOR 2011, 2010, 2009, 2008 AND 2007

	Year ended June 30, 2011	Year ended June 30, 2010	Year ended June 30, 2009	Year ended June 30, 2008	Year ended June 30, 2007
	AUD	AUD	AUD	AUD	AUD
Assets
Current assets	6,255,344	4,502,161	10,103,166	15,893,852	14,600,846
Non-current assets	2,667,010	3,777,411	7,874,565	8,200,726	14,848,181
Total assets	8,922,354	8,279,572	17,977,731	24,094,578	29,449,027
Liabilities
Current liabilities	(2,025,629)	(2,478,943)	(3,779,385)	(3,047,002)	(3,248,763)
Non-current liabilities	(82,730)	(82,933)	(86,301)	(262,503)	(97,455)
Total liabilities	(2,108,359)	(2,561,876)	(3,865,686)	(3,309,505)	(3,346,218)
Net assets	6,813,995	5,717,696	14,112,045	20,785,073	26,102,809
Equity
Contributed equity	72,378,105	72,378,105	71,285,663	70,243,996	70,243,996
Reserves	1,697,914	1,529,142	1,701,899	1,588,804	1,456,895
Accumulated losses	(67,464,026)	(68,374,028)	(59,030,262)	(51,189,189)	(45,743,100)
Minority interests	202,002	184,477	154,745	141,462	145,018
Total equity	6,813,995	5,717,696	14,112,045	20,785,073	26,102,809

Exchange rates

The following table sets forth, for the periods and dates indicated, certain information concerning the noon buying rate in New York City for Australian dollars expressed in U.S. dollars per $1.00 as certified for customs purposes by the Federal Reserve Bank of New York.

Period ended	At period end	Average rate	High	Low
Yearly data
June 2007	0.8491	0.7899	0.8491	0.7407
June 2008	0.9562	0.8965	0.9644	0.7672
June 2009	0.8055	0.7513	0.9797	0.6073
June 2010	0.8480	0.8820	0.9369	0.7751
June 2011	1.0732	0.9905	1.0732	0.8380
Monthly data
June 2011	1.0732	1.0617	1.0737	1.0439
July 2011	1.1001	1.0781	1.1026	1.0565
August 2011	1.0702	1.0502	1.0930	1.0192
September 2011	0.9744	1.0220	1.0750	0.9744
October 2011	1.0610	1.0168	1.0707	0.9453
November 2011 (note)	1.0171	1.0272	1.0366	1.0137

Note:           Data for the month of November 2011 covers the period from November 1, 2011 to November 15, 2011.

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

The business which is now called Genetic Technologies Limited was founded in 1989.  Up until the current year ended June 30, 2011, we have incurred operating losses in every year of our existence.  We incurred net losses of $4,328,543 for year ended June 30, 2007, net losses of $5,446,089 for year ended June 30, 2008, net losses of $7,841,073 for year ended June 30, 2009, net losses of $9,343,766 for year ended June 30, 2010 and a net profit of $910,002 for year ended June 30, 2011.  As of June 30, 2011, we have accumulated losses of $67,464,026 and the extent of any future losses and whether or not the Company can continue to generate profits remains uncertain.

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

In November 2008, the Federal Government released a discussion paper on non-consensual genetic testing in which it is proposed that such testing be made illegal.  The purpose of this paper is for the Model Criminal Law Officers’ Committee of the Standing Committee of Attorneys-General (MCLOC) to obtain feedback from the public and industry on this issue prior to formulating legislation in this area.  In the area of paternity testing, the paper discusses the issue of consent but makes no recommendation as to what the required consent for taking a sample from a child would be.  For example, does this require the consent of both parents or just one?  If the testing of a sample eventually requires the consent of both parents, then this will have a negative impact on our revenue as father/child testing is a substantial and growing market.

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

On November 26, 2010, the report arising from the Senate’s inquiry into gene patents was released.  It tabled 16 recommendations primarily aimed at making amendments to existing provisions of the Patents Act, while minimizing unforeseen consequences of changes to biotechnology sector, including the potential prohibition on patenting biological materials.

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

The Patent Amendment (Human Genes and Biological Materials) Bill 2010

The Patent Amendment (Human Genes and Biological Materials) Bill 2010 was introduced in the Lower House of the Australian Parliament on October 18, 2010.  On November 26, 2010, the Senate referred the Patent Amendment (Human Genes and Biological Materials) Bill 2010 to the Senate Legal and Constitutional Affairs - Legislation Committee.  The committee received 122 submissions and held two public hearings for inquiry where 31 witnesses appeared at the public hearings.

On September 22, 2011, the report arising from the Senate’s inquiry into the Patent Amendment Bill was released.  It tabled only one recommendation: “The committee recommends that the Senate should not pass the Bill.”

Australian Federal Court Patent Proceeding

In June 2010, a group of Australian plaintiffs initiated litigation in the Australian Federal Court challenging the validity of certain claims of an Australian patent owned by Myriad Genetics Inc. (Australian patent 686004 - “‘004”).  Genetic Technologies was named as a respondent to this matter by virtue of the fact that Genetic Technologies is the exclusive licensee of the BRCA patents in Australia (which includes the ‘004 patent).

This matter bears a striking resemblance to the US litigation filed by the American Civil Liberties Union against Myriad’s US patent equivalent in which a US Federal District Court ruled that isolated DNA sequences are not eligible for patent protection because of the fact that they are “products of nature”.  On July 29, 2011, Myriad successfully appealed this decision with the Federal Circuit Court of Appeals reversing the decision of the United States District Court for the Southern District of New York.

On September 30, 2011, Genetic Technologies filed documents with the Australian Federal Court to the effect that Genetic Technologies submits to the orders of the Court and take no further part in the proceedings.

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

On November 26, 2010, the report arising from the Senate’s inquiry into gene patents was released.  It tabled 16 recommendations primarily aimed at making amendments to existing provisions of the Patents Act, while minimizing unforeseen consequences of changes to biotechnology sector, including the potential prohibition on patenting biological materials.

The Patent Amendment (Human Genes and Biological Materials) Bill 2010 was introduced in the Lower House of the Australian Parliament on October 18, 2010.  On November 26, 2010, the Senate referred the Patent Amendment (Human Genes and Biological Materials) Bill 2010 to the Senate Legal and Constitutional Affairs - Legislation Committee.  The committee received 122 submissions and held two public hearings for inquiry where 31 witnesses appeared at the public hearings.

On September 22, 2011, the report arising from the Senate’s inquiry into the Patent Amendment Bill was released.  It tabled only one recommendation: “The committee recommends that the Senate should not pass the Bill.”  Regardless of the outcome, it is unlikely that the Bill (in the event it had passed as legislation) would have materially affected the Company’s licensing program, as the Company’s “non-coding” DNA patents teach methods pertaining to the use of non-coding DNA rather than dealing with the genetic material itself.

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

Launch of BREVAGenTM

With the acquisition of our BREVAGenTM breast cancer test in 2010 and its subsequent launch in June 2011, a number of risks have been identified.  The test exists in a new area of genetic testing, being a prognostic test, and it may take time for us to establish credibility and educate the various potential customer groups we have identified.  This may result in a lag in establishing reasonable rates of sales which may be aggravated by resistance associated with price sensitivity.  Despite various studies and review publications, clinician adoption of the test on a regular basis will require substantial resources and effort.  Establishing a new U.S. company requires staffing with salespeople and identification of territories in which to start selling the test.  These salespeople require time to establish customer contact and convert sales.  Invariably, a percentage of new sales staff will not be able to adapt to the new sales environment and may need to be replaced after the first stage of selling; further hampering steady sales growth.  Even though the Company’s Australian laboratory has now been CLIA certified, U.S. government health care programs could restrict our ability to offer the test in the U.S., thereby restricting our available market.  The U.S. healthcare reimbursement system involves a series of independent insurers, the insured and parties involved to assist with credentialing and administration of the payment processes.  Establishing benchmarks with insurers is a time consuming process which could delay the receipt of initial payments until such time as “rules” with each provider can be established.

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

Our registered office, headquarters and laboratory are all located at 60-66 Hanover Street, Fitzroy, Victoria, 3065 Australia.  Our telephone number is +61 3 8412 7000.  Our website address is www.gtglabs.com.  The offices of our U.S. subsidiary, Phenogen Sciences Inc., are located at 9115 Harris Corners Parkway, Suite 320, Charlotte, North Carolina, 28269 U.S.A.  The telephone number for the Phenogen Sciences office is +1 877 992 7382.  Information on our websites and websites linked to them do not constitute part of this Annual Report.

On August 29, 2000, we acquired 100% of GeneType AG, including all of its patents, and we changed our focus exclusively to the area of biotechnology.  We also changed our name to Genetic Technologies Limited to better reflect our new business.  In September 2000, our listing was duly transferred from the mining board of the ASX to the industrial board and our shares were thereafter classified under the industry group “Health and Biotechnology”, completing our transformation from a mining and resources company into a biotechnology company.  During 2001, we also acquired 10% of the issued and outstanding shares in Cytomation Inc., based in Fort Collins, Colorado.  At that time, Cytomation was a leader in the manufacture and sales of flow cytometers and cell sorters.  Also, in December 2001, we acquired an initial shareholding of less than 1% in the issued capital of XY, Inc., a company also based in Fort Collins.  In July 2001, we acquired the business of DNA-ID Labs in Perth, Western Australia, as part of our strategy of expanding our paternity testing business in Australia.  In March 2002, we formed AgGenomics Pty. Ltd., based in Melbourne, in order to expand our genetic testing services into the field of plant genetics.  In May 2003, we acquired the fixed assets of the business Genetic Science Services in Melbourne, in order to further expand into the field of genetic testing.  In May 2007, we sold all of our shares in XY, Inc.  The total proceeds received from the sale were $332,709 which resulted in a loss on sale of $33,307.

In July 2008, we acquired all of the issued shares of Frozen Puppies Dot Com Pty. Ltd. based in Calga, New South Wales, which is Australia’s leading provider of canine reproductive services for a total consideration of $1,550,097, comprising a combination of shares in the Company (with a value of $1,041,667) and cash.  During the year ended June 30, 2010, a decision was made by the Company to strategically realign its animal business and to focus on the provision of animal genetic tests, rather than the services that were acquired as part of the acquisition of the Frozen Puppies Dot Com business in 2008.  As a result, during the 2010 financial year, several impairment charges were raised in relation to:

•    certain inventories associated with the Company’s reproductive services business, in the amount of $6,232;

•    certain items of plant and equipment associated with the reproductive services business, in the amount of $115,413; and

•    goodwill arising from the acquisition of Frozen Puppies Dot Com Pty. Ltd., in the amount of $1,264,603.

Following the disposal of assets related to the reproductive services business during the 2011 financial year, the associated business was discontinued and, as a result, Frozen Puppies Dot Com Pty. Ltd. was subsequently deregistered on June 1, 2011.

On April 14, 2010, we announced that we had acquired certain assets from Perlegen Sciences, Inc. in California, with the main asset being the BREVAGen™ breast cancer risk test (“BREVAGen™”).  In addition to the BREVAGen™ test, we also acquired a suite of patents valid to 2022 which augment and extend our current non-coding patent portfolio.  On June 28, 2010, we incorporated a wholly-owned subsidiary named Phenogen Sciences Inc. in the State of Delaware which commenced selling the BREVAGen™ test in the U.S. marketplace in June 2011.

It is a priority for the Company to continue to identify additional parties who would benefit from taking a license to the Company’s non-coding patents.  We are now pursuing negotiations with a number of companies and organizations in USA and Europe that would benefit from taking a license to our non-coding patents or from collaborations with our service testing business.

In order to increase the rate at which these licenses can be secured, the licensing team at the Company’s headquarters in Melbourne, Australia has been expanded in recent years by the appointment of additional staff to accelerate the preparation of dossiers on potential licensees.  Internationally, independent licensing contractors were previously engaged to represent the Company “on the ground” in our major markets.  Refer Item 4.B below for details.

Item 4.B      Business Overview

We are a biotechnology company focused on expanding our genetic testing business in the Asia-Pacific region and, with the addition of the BREVAGenTM breast cancer risk test, in the USA and later in Europe.  In addition, we are now pursuing commercial opportunities in other areas of activity:

(i)       out-licensing our non-coding patents globally; and

(ii)      supporting two late-stage research and development projects in which we are already involved.

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

Expansion of Testing Services Beyond Paternity Testing

(1) Plant Testing - in March 2002, we formed a joint venture with the Victorian State Government’s Department of Primary Industry, for the purpose of providing a high throughput genotyping service for plant testing - in order to help plant breeders identify the genes responsible for the detection of commercially relevant traits, such as resistance to disease, accelerated growth and the improvement of crop yields.  A new company, AgGenomics Pty. Ltd., was formed, with us as the majority shareholder and the State agency as the minority partner.  AgGenomics is located at the Victorian AgriBiosciences Centre at La Trobe University R&D Park in Bundoora, Victoria.

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

In October 2009, a new strategic direction was established to focus efforts in creating a portfolio of tests that would be aimed at assisting medical clinicians with cancer management.  This would comprise tests that were created by the Company and in-licensed from third parties which would then be marketed by Genetic Technologies in the Asia Pacific region.  In November 2009, distribution agreements were executed with Trimgen and Rosetta Genomics of the U.S. to acquire distribution rights for their tests across Oceania.  In addition to the current test portfolio, GTG began introducing itself to the Oncology market via regular attendance at medical conferences and direct to market selling activities.  An additional agreement to acquire local distribution rights from Response Genetics of the U.S. was then executed by the Company in January 2010.

In December 2009, GTG took a four month option to investigate the purchase of various assets from Perlegen Sciences, Inc. of Mountain View, California which included the breast cancer non-familial risk assessment test, BREVAGen™.  Those assets were subsequently purchased in April 2010.  Work then began on validating the test in GTG’s Melbourne-based laboratory as well as initiating the process for obtaining CLIA certification which would enable the Company to undertake the testing of samples received from the U.S. market.  By July 2010, a new U.S. subsidiary named Phenogen Sciences Inc. had been incorporated by the Company in Delaware to market and distribute the BREVAGen™ test across mainland U.S.A.  In April 2011, the Company announced that it had gained certification of its Australian laboratory under the U.S. Clinical Laboratories Improvements Amendments, as regulated by the Centers for Medicare and Medicaid in Baltimore, Maryland.  This certification, which enables the Company to accept and test samples from U.S. residents, was the culmination of preparations required for the U.S. launch of the Company’s BREVAGen™  test which occurred in June 2011.  Phenogen Sciences has since established an office in Charlotte, North Carolina and employed several key personnel, including a General Manager named Mr. Lewis Stuart, and eight initial sales staff.

The BREVAGen™ test combines a lifestyle risk assessment using the “Gail” score, with a personalized genetic risk assessment.  The two parts give a “BREVAGen™” score for five year and lifetime risk assessment as well as being compared to clinical threshold levels for treatment established by the American Cancer Society and the American Society of Clinical Oncology.  We believe there are in the order of one million women a year in the U.S.A. who have a breast biopsy result that is not invasive cancer yet they may want to know their future risk of getting breast cancer.  BREVAGen™ is a prognostic tool to help clinicians better determine what sort of proactive treatment or surveillance strategy to employ with such patients.

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

During 2008, the Company launched its Dog Attack Pack, a forensic tool enabling local government officers to collect samples from dog attacks and BITSA™, a breed identification test that uses DNA analysis to provide a history of a dog’s breed.

In July 2008, we acquired Frozen Puppies Dot Com Pty. Ltd., an Australian company specializing in canine reproductive services.  Since then, the Company expanded its facilities into territories outside of Australia, developing relationships with breeders and associations in China, Japan, New Zealand and elsewhere.  Staff were employed to manage the Company’s activities in these territories and purpose-built facilities have now been established on the outskirts of Beijing, China and in several States of Australia.  However, during the year ended June 30, 2010, a decision was made by the Company to strategically realign its animal business and to focus on the provision of animal genetic tests, rather than the services that were acquired as part of the acquisition of the Frozen Puppies Dot Com business in 2008.  As a result, most of the centers and related assets were sold off to various parties who have a reputation for providing reproductive services, however, GTG is still able to work with those centers to provide its genetic testing services.  Following these disposals, Frozen Puppies Dot Com Pty. Ltd. was subsequently deregistered in June 2011.

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

In April 2006, we announced that we had been awarded a contract to supply the New South Wales (NSW) Police Force with DNA analysis services.  Under the contract, we provided services for an initial trial period of three months.  Following this successful trial, we executed a three year contract with the NSW Police Force in January 2008 for DNA analysis services for their volume crime samples, such as burglary and motor vehicle theft.  This contract represented a major breakthrough for the Company and was the first time in Australia that any Police Force had awarded a long-term contract to outsource the testing of their crime samples.  The current contract with the NSW Police Force ended in January 2011.  In February 2011, the Company announced that it had executed a one-year extension to its Forensic DNA Testing Agreement with the NSW Police Force.  The feedback regarding the contracted work to date has been wholly positive and the turnaround time targets stipulated in the current contract have been well exceeded.

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

(e)          BREVAGenTM;

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

(e)   The BREVAGenTM patents - describe a combination of method and product filings which describes a breast cancer prognostic test based on both genetic and clinical factors to deliver an improved understanding of an individual’s risk of contracting breast cancer.

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

(h)   The ImmunAid Project patents - describe various methods aimed at improving the efficacy of cancer therapy and treatment of chronic diseases and form the basis of the ImmunAid project.

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

The many issued, allowed and pending patents claimed by GeneType AG, and which are now owned by our Company, distinguish us from competitors by giving us the legal right to claim ownership of proprietary methods and compositions for analysis of DNA using information contained within non-coding regions and for isolation of fetal cells.  The methods and compositions for analysis of DNA may be used to identify a particular form of a gene or to map the location of a disease-associated gene.

In total, we have 17 issued patents and 16 patent applications in the United States.  Reflecting our international business strategy, we have also sought and been granted foreign patents by many other major industrialized nations, corresponding to each of the major patents already issued in the United States.

Generally, United States patents filed with the United States Patent Office prior to June 8, 1995 have a term of 17 years from the date of issuance, and 20 years from the application filing date or earlier claimed priority date in the case of patents issued from applications filed on or after June 8, 1995.  For applications filed after May 29, 2000, the term is 20 years from the date of filing.  A minimum term of 17 years is assured, provided the applicant causes no delays during prosecution.  Patents in most other countries have a term of 20 years from the date of filing the patent application.  Our issued United States patents began to expire in 2009.  We intend to continue to file patent applications as we develop new products, technologies and patentable enhancements.  Prosecution practices have been implemented to avoid any applicant delays that could compromise the 17-year minimum term.  There can be no guarantee that such procedures will prevent the loss of a potential patent term.  This is particularly true in the short-term as the patent rules implementing the most recent patent term changes are relatively new and untested.

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

Of those 13 so identified, we secured licenses with six, relinquished our claims against four and commenced proceedings against Applera, Covance and Nuvello.  The suits against Covance and Nuvello were subsequently settled.  On December 12, 2005, we announced the final settlement of our patent dispute with Applera Corporation, further to a settlement conference held in San Francisco, California.  The parties had executed a number of binding agreements, including a final Settlement Agreement plus license agreements and a supply agreement and, subsequently, they jointly applied to Northern California District Court requesting that all claims and counterclaims in the legal action be dismissed forthwith.  The total value of the consideration receivable by us is approximately $15 million, payable partly in cash and partly in kind, including agreements supplying the Company with certain Applera equipment, reagents and intellectual property rights.  As of June 30, 2011, the total value of these rights was $1,867,634.  Recognition of in-kind consideration as revenue is subject to us meeting certain revenue recognition criteria including, but not limited to, the measurement of fair value at the time of receipt.

Our Patents

Our current patent portfolio is described below.  “Numbers” refers to either provisional, application, publication or patent number.

	Country / region	Numbers	Granted	Pending

INTRON SEQUENCE ANALYSIS

Intron sequence analysis method for detection of adjacent and remote locus alleles as haplotypes	Australia	AU654111	•
Earliest priority August 25, 1989		AU672519	•
	Austria	AT144797	•
	Belgium	EP414469	•
	Canada	CA2023888	•
	Denmark	DK414469	•
	Europe	EP414469	•
	France	EP414469	•
	Germany	DE69029018	•
		DD299319	•
	Great Britain	EP414469	•
	Greece	GR3022410	•
	Hong Kong	HK1008053	•
	Israel	IL95467	•
	Italy	EP414469	•
	Japan	JP3206812	•
	Luxembourg	EP414469	•
	Netherlands	EP414469	•
	New Zealand	NZ235051	•
	Singapore	SG47747	•
	South Africa	ZA9006765	•
	Spain	ES2095859	•
	Sweden	EP414469	•
	Switzerland	EP414469	•
	United States	US5192659	•
		US5612179	•
		US5789568	•

	Country / region	Numbers	Granted	Pending

GENOMIC MAPPING

Genomic mapping method by direct haplotyping using intron sequence analysis	Australia	AU647806	•
Earliest priority July 11, 1990	Austria	AT185377	•
	Belgium	EP570371	•
	Canada	CA2087042	•
	Denmark	DK570371	•
	Europe	EP570371	•
	France	EP570371	•
	Germany	DE69131691	•
	Great Britain	EP570371	•
	Ireland	IE912426	•
	Israel	IL98793	•
	Italy	EP570371	•
	Japan	JP3409796	•
	Luxembourg	EP570371	•
	Netherlands	EP570371	•
	New Zealand	NZ238926	•
	South Africa	ZA9105422	•
	Sweden	EP570371	•
	Switzerland	EP570371	•
	United States	US5851762	•

PERLEGEN

Methods for genetic analysis	United States	US7127355	•
Earliest priority March 5, 2004	United States	To be advised		•
	Japan	JP2007502088		•

Methods for genetic analysis	Australia	AU2008304485		•
Earliest priority September 27, 2007	Canada	CA2704152		•
	Europe	EP2198381		•

Methods for genomic analysis	Australia	AU785425	•
Earliest priority March 30, 2001	Israel	IL148783	•
	United States	US6969589	•
	Canada	CA2380047		•
	Europe	EP1246114		•
	United States	US12/795361		•

Methods for identifying matched groups	United States	US7124033	•
Earliest priority April 30, 2003

Genetic analysis systems and methods	Australia	AU2003202919	•
Earliest priority January 7, 2002	United States	US6897025	•
	Canada	CA2472646		•
	Europe	EP037020328		•
	Japan	JP2003558032		•

Life sciences business systems and methods	United States	US6955883	•
Earliest priority March 26, 2003

Life science business systems	United States	US7427480	•
Earliest priority March 26, 2003

	Country / region	Numbers	Granted	Pending

PERLEGEN (cont.)

Pharmaceutical and diagnostic business systems and methods	United States	US7135286	•
Earliest priority March 26, 2002

Haplotype structure of Chromosome 21 (LQTS)	United States	US7115726	•
Earliest priority March 30, 2001

BREVAGenTM

Markers for breast cancer	Australia	AU20066320559		•
Earliest priority November 29, 2006	Canada	CA2631621		•
	China	CN20068005171.0		•
	Europe	EP06838661.4		•
	Hong Kong	HK09101235.4		•
	Israel	IL191566		•
	Japan	JP2008543446		•
	Korea	KR1020087015808		•
	United States	US12/890272		•
		US12/370972		•

Methods for breast cancer risk assessment	United States	US12/920815		•
Earliest priority June 1, 2009	World	PCT/AU2010/000675		•

LABORATORY TECHNIQUES

Internal standards for electrophoretic separations	Austria	AT159589	•
Earliest priority July 11, 1990	Europe	EP466479	•
	France	EP466479	•
	Germany	DE69127999	•
	Great Britain	EP466479	•
	Japan	JP4232850	•
	Sweden	EP466479	•
	United States	US5096557	•

ANCESTRAL HAPLOTYPES

Genetic analysis	Europe	EP660877	•
Earliest priority November 1, 1991	France	EP660877	•
	Germany	DE69232726	•
	Great Britain	EP660877	•

Method for determining ancestral haplotypes using haplospecific geometric elements within the major histocompatability complex multigene cluster
Earliest priority November 1, 1991	United States	US6383747	•

Methods of genetic analysis involving the amplification of complementary duplicons	Australia	AU2006214800		•
Earliest priority February 16, 2005	Canada	CA2597947		•
	Europe	EP1848819		•
	United States	US2009150080		•

	Country / region	Numbers	Granted	Pending

ATHLETIC PERFORMANCE

ACTN3 genotype screen for athletic performance	Australia	AU2003258390	•
Earliest priority September 16, 2002	India	IN216886	•
	New Zealand	NZ538890	•
	Russia	RU2388829	•
	United States	US7615342	•
	Europe	EP1546403	•
	Germany	EP1546403		•
	France	EP1546403		•
	Great Britain	EP1546403		•
	Canada	CA2499084		•
	China	CN1732270		•
	Japan	JP2005538710		•

IMMUNAID PROJECT

A retroviral immunotherapy	Australia	AU2003200583	•
Earliest priority August 18, 2000	China	CN1469746	•
	New Zealand	NZ524280	•
	Europe	EP1311267		•
	United States	US12/233369		•

Cancer therapy	Australia	AU2003203051	•
Earliest priority February 14, 2002	Europe	EP090075391		•
	United States	US2005180971		•
	Canada	CA2476366		•

Strategy for retroviral immunotherapy	Europe	EP03742468.6		•
Earliest priority February 20, 2002

Method of therapy	New Zealand	NZ546873	•
Earliest priority October 24, 2003	Singapore	SG121609	•
	Australia	AU2004283322	•
	Europe	EP1692516	•
	Mexico	MX2801840	•
	Canada	CA2543490		•
	Japan	JP2007509078		•
	United States	US2007202119		•
	Austria	AT490470		•
	Switzerland	EP1692510		•
	Germany	EP1692516		•
	Denmark	DK1692516		•
	Europe	EP100180749		•
	Spain	EP1692516		•
	France	EP1692516		•
	Great Britain	EP1692516		•
	Greece	EP1692516		•
	Hungary	EP1692516		•
	Ireland	EP1692516		•
	Italy	EP1692516		•
	Luxembourg	EP1692516		•
	The Netherlands	EP1692516		•
	Poland	EP1692516		•
	Portugal	EP1692516		•
	Romania	EP1692516		•
	Sweden	EP1692516		•
	Turkey	EP1692516		•

	Country / region	Numbers	Granted	Pending

IMMUNAID PROJECT (cont.)

Methods of treating diseases	United States	US61/181508		•
Earliest priority May 27, 2009	World	PCT/AU2010/000649		•

Therapeutic strategy for treating autoimmune and degenerative diseases	Australia	AU2005282218		•
Earliest priority September 8, 2004	Canada	CA2579353		•
	Europe	EP1805510		•
	Japan	JP2007530544		•
	United States	US11/574911		•

NEMATODE PROJECT

Compounds, composition and methods for controlling invertebrate pests	South Africa	ZA2009/03306	•
Earliest priority November 15, 2006	Australia	AU2007321720		•
	Canada	CA2670259		•
	New Zealand	NZ576963		•
	United States	US2010137294		•

Compositions and methods for control of invertebrate pests	Australia	AU2010905603		•
Earliest priority December 21, 2009

High resolution analysis of genetic variation within Cryptosporidium parvum	Australia	AU2003250619	•
Earliest priority August 21, 2002

RARECELLECT® PROJECT

Fetal cell recovery method	Australia	AU649027	•
Earliest priority March 27, 1990	Austria	AT194166	•
	Belgium	EP521909	•
	Canada	CA2059554	•
	Denmark	DK521909	•
	Europe	EP521909	•
	France	EP521909	•
	Germany	DE69132269	•
	Great Britain	EP521909	•
	Greece	GR3034487	•
	Ireland	IE910996	•
	Israel	IL97677	•
	Italy	EP521909	•
	Japan	JP2965699	•
	Luxembourg	EP521909	•
	Netherlands	EP521909	•
	New Zealand	NZ237589	•
	Singapore	SG79188	•
	South Africa	ZA9102317	•
	Spain	ES2149760	•
	Sweden	EP521909	•
	Switzerland	EP521909	•
	United States	US5447842	•

Epigenetic DNA enrichment	World	PCT/AU2010/001345		•
Earliest priority October 14, 2009

	Country / region	Numbers	Granted	Pending

RARECELLECT® PROJECT (cont.)

Maternal antibodies as fetal cell markers to identify and enrich fetal cells from maternal blood	New Zealand	NZ537328	•
Earliest priority May 31, 2002	Singapore	SG108133	•
	Australia	AU2003229397	•
	Japan	JP4589106	•
	United States	US7785898	•
	Canada	CA2492631		•
	Europe	EP1532453		•
	Hong Kong	HK1075699		•

Identification of fetal DNA and fetal cell markers in maternal plasma or serum	Australia	AU2004217872	•
Earliest priority March 5, 2003	United States	US10/547721		•

Methods of enriching fetal cells	Europe	EP06721493		•
Earliest priority May 11, 2005	Japan	JP2008510361		•
	Canada	CA2651367		•
	United States	US11/914107		•

Biological sampling device	World	PCT/AU2010/00071		•
Earliest priority January 27, 2009	Australia	To be advised		•

Cell processing and/or enrichment methods	Europe	EP097125694		•
Earliest priority February 18, 2008	United States	US12/918015		•
	World	PCT/AU2009/000180		•

Methods for obtaining fetal genetic material	World	PCT/AU2010/000438		•
Earliest priority April 21, 2009

Methods of enriching and detecting fetal nucleic acids	World	PCT/AU2010/001718		•
Earliest priority December 23, 2009

Methods for obtaining samples for forensic analysis	United States	US61/323700		•
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

The plan initially was to grant a number of licenses focusing primarily on the up-front fee component, and then to progressively build recurring annuity or royalty component of subsequent licenses.  When we identified companies that seemed to be infringing our patents, while also indicating they would not take a license, we put them on formal notice under our patent insurance policy.  Overall, the strategy has unfolded as planned.

In recent years, this strategy had evolved further with the appointment of Colorado-based law firm Sheridan Ross PC as our “assertion” partner.  With their assistance, the Company has now filed three patent infringement suits in the U.S. against a total of 26 separate parties with settlement and license agreements having since been executed with 11 of these parties.  As of the date of this Annual Report, negotiations continue with a number of the remaining parties.

Our Licenses and Commercial Collaborations

Since commencing our licensing program back in 2002, we have granted commercial licenses to a total of 55 licensees and 6 research licenses to the following parties, which are listed in reverse chronological order of their effective dates:

Commercial licensees

55.  AutoImmun Diagnostika GmbH, Germany

54.  Hologic Inc., USA

53.  Attomol GmbH, Germany

52.  Navigenics Inc., USA

51.  Orchid Cellmark Inc., USA

50.  ViennaLab Diagnostics GmbH, Austria

49.  Sunrise Medical Laboratories Inc., USA

48.  Qiagen Sciences LLC, USA

47.  Pioneer Hi-Bred International Inc., USA

46.  Innogenetics NV (medical diagnostic products), Belgium

45.  Laboratoires Réunis, Luxembourg

44.  Interleukin Genetics Inc., USA

43.  Beckman Coulter Inc. / Clinical Data Inc., USA

42.  Monsanto Company (cattle genetics) USA

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

Research licensees

6.  Texas A&M University (Merlogen Inc.), USA

5.  Colorado State University, USA

4.  University of Technology Sydney, Australia

3.  King’s College, London, England

2.  University of  Sydney, Australia

1.  University of Utah, USA

On February 16, 2010, the Company announced it had filed a patent infringement suit in respect of its non-coding DNA technologies against a number of parties in the USA District Court, Western District of Wisconsin.  The counter-parties included Beckman Coulter Inc., Monsanto Company, Interleukin Genetics Inc., Orchid Cellmark Inc., Gen-Probe Inc., Molecular Pathology Laboratory Network Inc., Sunrise Medical Laboratories and Pioneer Hi-Bred International Inc.  In April 2011, the Company was pleased to announce the successful culmination of this suit, importantly with no counterparty proceeding to trial.  The various settlement and license agreements which were granted to the counterparties of this first suit generated gross fees in excess of $5.8 million and the suit has now been administratively closed by the Court.

On January 20, 2011, the Company announced it had filed a second patent infringement law suit in the USA, this time in the USA District Court, Western District of Texas, Austin Division.  The seven counterparties to this action, each a company associated with Sonic Healthcare Limited, are: American Esoteric Laboratories, Clinical Pathology Laboratories Inc., Clinical Pathology Laboratories Southeast, East Side Clinical Laboratories, Clinical Pathology Laboratories Mid-Atlantic, Pathology Laboratories Inc. and Sonic Healthcare USA Inc.  This second suit follows the successful settlement between GTG and Sunrise Medical Laboratories (a counterparty to the first assertion suit, detailed above) which is also an entity associated with Sonic.

On May 26, 2011, the Company announced it had filed a third patent infringement law suit in the USA, this time in the USA District Court, Western District of Colorado.  The ten counterparties to this suit are: Agilent Technologies Inc., Bristol-Myers Squibb Company, Eurofins STA Laboratories Inc., GlaxoSmithKline LLC, Hologic Inc., Merial LLC, Navigenics Inc., GeneSeek Inc., Pfizer Inc. and 454 Life Sciences Corporation.  Subsequent to filing this suit in Colorado, Settlement and License Agreements have been executed with Navigenics Inc. and Hologic Inc.

In addition to the formal USA assertion program, the Company is actively pursuing licenses external to these lawsuits, principally in Europe.  Since the time of filing the first USA assertion suit, the Company has successfully concluded licensing deals with a number of non-assertion program targets from both the USA and Europe which collectively generated gross fees in excess of $6.4 million for the Company, with slightly over $6.0 million of this having been received in the 2011 financial year.

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

ARUP License:  In April 2003, we announced a license to Associated Regional & University Pathologists (ARUP) of Salt Lake City, Utah.  ARUP is a laboratory system owned by the University of Utah, and the first service provider actually performing human genetic testing to take a license from the Company.  The license was granted in return for a one-time non-refundable license issue fee.  The license is terminable by a party upon material breach by the other party that is not timely cured after notice.  In addition, we have the right to terminate if the licensee becomes involved in an insolvency or discontinues its business for any reason.  In May, 2003, we had also granted the University of Utah a separate research license which is terminable upon material breach by the licensee not timely cured after notice.

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

LabCorp License:  In February 2004, we granted a license to our non-coding patents to Laboratory Corporation of America Holdings (known as “LabCorp”), a leading provider of human diagnostic services.  The consideration received for the license, which covers both the non-coding analysis and mapping patents, included a non-refundable signing fee plus annual license annuity payments for the life of the patents, through 2015.  LabCorp also withdrew a declaratory action in respect of our patents which had been initiated in New Jersey.  The license is terminable by either party upon material breach by the other party that is not timely cured.  In addition, we are entitled to terminate the agreement in the event that the licensee intentionally and knowingly promotes the licensee’s reference testing to third party clinical laboratories for the purpose of circumventing the need for such laboratories to license our patents.  The licensee is entitled to terminate the agreement at any time upon 30 days prior written notice and we can terminate in the event of an insolvency event involving the licensee or discontinuation of its business.

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

Monsanto Licenses:  Effective June 20, 2007, we granted a license to the Company’s non-coding patents to Monsanto Company, based in St. Louis, Missouri.  As part of the license, which covers Monsanto’s work in plants, Monsanto made an up-front cash payment which, under the terms of the license, cannot be disclosed.  Effective August 22, 2007, we granted a second license to Monsanto which, this time, covers its work in swine.  In respect of this second license, Monsanto paid us a further up-front payment.  Effective July 30, 2010, we granted a third license to the Company’s non-coding patents to Monsanto which, this time, covers its work in cattle.  In respect of this third license, Monsanto paid us a third up-front payment.

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

Interleukin License:  Effective October 1, 2010, we granted a license to the Company’s non-coding patents as part of a settlement agreement to Interleukin Genetics Inc., based in Waltham, Massachusetts.  As part of the license, Interleukin made an up-front cash payment and one further cash payment in 2011 both of which, under the terms of the agreement, cannot be disclosed.

Laboratoires Réunis License:  Effective October 20, 2010, we granted a license to the Company’s non-coding patents as part of a settlement agreement to Laboratoires Réunis, based in Junglinster, Luxembourg.  As part of the license, Laboratoires Réunis made an up-front cash payment together with subsequent instalment payments which, under the terms of the agreement, cannot be disclosed.

Pioneer Hi-Bred License:  Effective November 29, 2010, we granted a license to the Company’s non-coding patents to Pioneer Hi-Bred International Inc.  Pioneer is a DuPont corporation based in Johnston, Iowa.  As part of the license, Pioneer made an up-front cash payment which, under the terms of the agreement, cannot be disclosed.

Qiagen License:  Effective December 22, 2010, we granted a license to the Company’s non-coding patents to Qiagen Sciences LLC as part of a settlement agreement.  Qiagen is a company based in Germantown, Maryland.  As part of the license, Qiagen made an up-front cash payment which, under the terms of the agreement, cannot be disclosed.

Sunrise License:  Effective January 17, 2011, we granted a license to the Company’s non-coding patents to Sunrise Medical Laboratories Inc. as part of a settlement agreement.  Sunrise is a company based in Hicksville, New York.  As part of the license, Sunrise made an up-front cash payment which, under the terms of the agreement, cannot be disclosed.

ViennaLab License:  Effective March 25, 2011, we granted a license to the Company’s non-coding patents to ViennaLab Diagnostics GmbH as part of a settlement agreement.  ViennaLab is a company based in Vienna, Austria.  As part of the license, ViennaLab made an up-front cash payment which, under the terms of the agreement, cannot be disclosed.

Orchid Cellmark License:  Effective March 31, 2011, we granted a license to the Company’s non-coding patents to Orchid Cellmark Inc. as part of a settlement agreement.  Orchid Cellmark is a company based in Princeton, New Jersey.  As part of the license, Orchid Cellmark made an up-front cash payment which, under the terms of the agreement, cannot be disclosed.

Navigenics License:  Effective June 29, 2011, we granted a license to the Company’s non-coding patents to Navigenics Inc. as part of a settlement agreement.  Navigenics is a company based in Foster City, California.  As part of the license, Navigenics made an up-front cash payment which, under the terms of the agreement, cannot be disclosed.

Attomol License:  Effective August 15, 2011, we granted a license to the Company’s non-coding patents to Attomol GmbH as part of a settlement agreement.  Attomol is a company based in Bronkow, Germany.  As part of the license, Attomol made an up-front cash payment which, under the terms of the agreement, cannot be disclosed.

Hologic License:  Effective October 18, 2011, we granted a license to the Company’s non-coding patents to Hologic Inc. as part of a settlement agreement.  Hologic is a company based in Bedford, Massachusetts.  As part of the license, Hologic made an up-front cash payment which, under the terms of the agreement, cannot be disclosed.

AutoImmun Diagnostika License:  Effective November 18, 2011, we granted a license to the Company’s non-coding patents to AutoImmun Diagnostika GmbH, a company based in Strassberg, Germany.  As part of the license, AutoImmun Diagnostika made an up-front cash payment which, under the terms of the agreement, cannot be disclosed.

Research Licenses and Collaborations

University of Melbourne collaboration:  On January 22, 2003, we entered into a collaborative research agreement with the University of Melbourne, Australia, concerning the so-called “ARC Linkage Project”: toward novel approaches for the control of parasitic nematodes via genomics/phenomics.  This agreement sets forth the terms of the collaboration between GeneType Pty. Ltd. and the university for research under an Australian government Research Council Linkage Project.  Under the terms of this agreement, GeneType Pty. Ltd. was obligated to use its best efforts to provide additional funds for the project to make up the projected shortfall as contemplated by the original proposal.

University of Utah License:  On April 30, 2003, we granted a research license to the University of Utah, in Salt Lake City, Utah.  This is a royalty-free license to permit the University to conduct research in exchange for a nominal fee.

Horticulture Australia Limited collaboration:  On June 18, 2003, AgGenomics Pty. Ltd., a subsidiary of the Company, entered into a three-year Collaborative Research Agreement with Horticulture Australia Limited (HAL) to try and identify a genetic trait for day/night neutrality in strawberries which, if found, could lead to an extension of the cultivation season and consequently higher production.  The research program, costing approximately $2.1 million, is funded by HAL as to 45% and AgGenomics as to 55%.  Any and all intellectual property generated from the project will be owned in the same proportions.  This initial agreement was concluded in June 2006, following which it was agreed that it be extended for a period of a further three years at a total cost of $2.1 million, to be funded 42.03% by HAL and 57.97% by AgGenomics.  Once again, any and all intellectual property generated from the project will be owned in the revised proportions.  In 2010, work commenced to investigate the possible commercial application of the research, however efforts made to date have proved unsuccessful.

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

King’s College License:  In December 2003, we granted a license to our non-coding patents to King’s College, London, in the United Kingdom.  Under the terms of the license, King’s College will be able to apply the non-coding patents to its internal research programs.  The license is terminable by either party upon any material breach not timely cured, without penalty.  King’s College is considered a leader in the field of researching the genetic basis of various psychiatric and psychological disorders, including schizophrenia, anxiety / depression and certain attention deficit disorders.  Future commercial applications arising from research at King’s College would require an additional commercial license from us.  In March 2004, we initiated a joint research project in the United Kingdom to explore the functionality of certain non-coding DNA elements, initially with special focus on the genetics of breast cancer susceptibility and the genetics of certain neuro-psychiatric conditions, such as schizophrenia.  The project was funded by us for a further period of six months, in an amount of GBP53,000 that was paid in two instalments.  In May 2005, we extended the project for the period from June 1, 2005 to December 31, 2005 and agreed to fund the costs incurred by King’s College during that period up to a maximum amount of GBP51,360.  In February 2006, the Company agreed to further extend its research agreement with King’s College for the period from February 1, 2006 to August 31, 2006 and agreed to fund the costs incurred by King’s College during that period up to a maximum amount of GBP63,700.  Following the conclusion of this funding round, the project was terminated.

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

In addition to the above agreements, we continue to negotiate licensing terms to grant licenses to our non-coding patents to many companies, large and small, and also to government and private institutes, in many countries.  Refer above for details of the Company’s current assertion program.

Our Support for Significant Research Projects

Genetic Technologies currently supports two major research programs (RareCellect and ImmunAid), details of which have been provided below.  In previous years, other projects, which have since been terminated, have also been supported by the Company.  Some projects have arisen from new inventions made by the Company while some have been made by others who have approached the Company seeking collaboration and support for their activities.

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

To the extent that delays are encountered in concluding the research projects, additional costs may be incurred.  Further, the projected revenues from the projects may also be deferred, potentially impacting on the Company’s liquidity.  In such cases, the Company may seek to partner with outside parties, who will contribute to the costs of research in return for an interest in the project, or the Company may seek to raise additional working capital from the Market.  In a worst case scenario, the projects may well be closed down with no valuable intellectual property having been created for the Company.

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

It has long been recognized that a simple, universally applicable, non-invasive means of obtaining fetal cells for prenatal diagnosis would represent a major advance over existing practices which could be widely adopted throughout the developed world.  As part of the RareCellectTM project, the Company has designed and tested a proprietary sampling device that can safely and reliably collect fetal material from the cervix, and has combined this with a proprietary processing technology that delivers either cellular material or DNA from the fetus which is suitable for analysis to identify genetic disorders using currently available technologies.

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

Diagnostic testing requires the removal of fetal material using chorionic villus sampling (from 10 to 12 weeks) or amniocentesis (from 15 to 18 weeks).  Each of these surgical procedures involves the insertion of a needle into the uterus to obtain cellular material from the fetus which can then be tested for abnormalities using a variety of tests.  Although accurate, these tests are invasive and carry a significant risk to both the fetus and the mother.  Miscarriage rates, which can be as high as 5%, are dependent on the skill of the operator and the gestation age.  Furthermore, testing is limited to high-risk patients including women over the age of 35 and results may take as long as two weeks to obtain.

The Company now believes that there is a clear unmet need in pre-natal testing for risk-free (for both mother and fetus) chromosomal/genetic testing for the fetus at as early as eight weeks gestation.

The RareCellect™ solution

The Company has developed a proprietary sampling device using materials and design features which will ensure safe, non-traumatic sampling of the optimal region of the cervix to yield fetal cellular material.  Prototypes of the device have been tested on over 250 women to sample fetal material during early stages of pregnancy (6 to 12 weeks).  The device is protected by a US provisional patent.

The Company has also identified a number of issues in the processing of the freshly isolated fetal material that limit its utility for subsequent testing.  These include contamination with maternal cells and DNA, as well as with sperm cells and DNA.  Following testing of more than 1,000 transcervical samples collected by a number of healthcare professionals (the highest of any group), the Company has developed processing methods that can deliver fetal cells or DNA in a form that is suitable for testing using any of the currently approved diagnostic methodologies.  These processing methods are also covered by provisional patents.

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

A comprehensive memorandum detailing technical aspects of the technology and the commercial potential of the project has been compiled as has a virtual data room containing a full data package on the project.  As detailed above,  a number of international parties who operate in the RareCellect™ space have now been identified with a view to partnering the project by way of out-license or co-development arrangement on reasonable commercial terms.

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

(2) ImmunAid Project

ImmunAid Pty. Ltd. was established in March 2001 to research, validate, patent and commercialize the  ImmunAid technology.  Genetic Technologies currently owns 71.7% of ImmunAid Pty. Ltd., with the balance of shares owned by private investors including the inventors of the ImmunAid technology.

The ImmunAid technology describes a method of leveraging a patient’s immune system to potentially improve the efficacy of treatments for a number of diseases, including cancer, autoimmune and degenerative diseases.  The method builds on a discovery that the human immune system oscillates under chronic disease load.  This oscillation has been observed across a range of cancer types and other chronic disease conditions (HIV, MS) and can be elucidated by serial measurements of acute phase inflammatory markers such as C-reactive protein (CRP) and other cytokines and antigen markers.  The central hypothesis underlying ImmunAid is that timing the administration of treatment to a prescribed point in a particular patient’s immune cycle will increase the efficacy of the treatment for that patient.

Targeting the immune system

The research undertaken as part of the ImmunAid project has discovered a phenomenon of the immune cycle which shows that the immune system switches itself “on and off” in a continuous and repetitive cycle in patients with chronic diseases such as cancer and HIV.

A critical insight made by the inventor behind the ImmunAid research is that the precise timing of administration of chemotherapy in relation to a particular patient’s immune cycle may then determine that patient’s response.

In cancer, the “off” switch is controlled by a group of cells called T-Regulatory cells which can be manipulated by the accurate and skilful timing of chemotherapy.  Once unleashed, the immune system is then free to attack the cancer.  Until now, it has been observed that in many major cancer trials, about 7% of cases seem to have responded very effectively and the cancer appears to have been eliminated.  This observation has never been adequately explained until now.  The ImmunAid researchers now postulate that the chemotherapy may in fact have been administered co-incidentally at the optimal time in the immune cycle of those patients, and in fact was having a greater effect on the immune system than on the cancer.  This is a major paradigm shift in the fields of cancer treatment and immunology.

At the recent American Society of Clinical Oncology conference held in Orlando, Florida, investigators at the Mayo Clinic in Rochester, Minnesota reported the results of an independently-funded pilot trial they conducted entitled “Possible therapeutic reversal of immune suppression in patients with metastatic melanoma by timed delivery of temozolomide chemotherapy”.  This pilot study, co-designed by the ImmunAid team, applied ImmunAid’s concept for timed intervention with chemotherapy.  It has since provided sufficient preliminary supportive human data to warrant a larger definitive study.

Commercial opportunity

With encouraging technical results having now been obtained from various clinical studies, including that undertaken at the Mayo Clinic, ImmunAid stakeholders have decided to invite expressions of interest from third parties capable of participating to expedite the development and potential commercialization of the ImmunAid technology.  Following the granting of a key ImmunAid patent in Europe in late 2011, expressions of interest have been invited from a number of potential commercial partners and efforts are being made to secure independent funding for the company to support its further trials and commercialization from its own resources.

(3) Nematode Project (formerly reported as the Pathogens Program)

In March 2001, GTG entered into a Collaborative Research Agreement (“CRA”) with the University of Melbourne (Department of Veterinary Science) to conduct applied research on methods for the diagnosis and control of parasitic diseases in animals and humans.  Two scientists were employed via the University and work commenced in mid-2001 under the direction of Associate Professor Robin Gasser.  A substantial portion of the costs associated with this project were paid for by interested third parties, including relevant industry bodies such as Meat and Livestock Australia (“MLA”) and the Australian Research Council (“ARC”).  A summary of the project’s development costs and outcomes is summarized below:

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

The project’s objective was to discover and develop novel compounds for the control of nematodes (principally Haemonchus contortus - the barber’s pole worm) in sheep.  Parasites that affect livestock are a major cause of disease globally and the financial losses they cause are substantial.  Infestation of sheep and cattle with parasites is estimated to cost Australian producers approximately $1 billion annually.  To make matters worse, these parasites have grown resistant to the drugs that are commonly used to treat them.  Left unattended, parasitic worms infest the gut of livestock, reducing their growth and leading to lower productivity and quality of wool.  Farmers typically control parasitic worms by drenching, but the efficacy of current treatments is becoming less due to the development of resistance and, as such, there is a major global drive to develop novel means to control parasites.

This project is a collection of collaborative research projects involving Genetic Technologies Limited and:

•                  Professor Robin Gasser’s group in the Department of Veterinary Science, University of Melbourne;

•                  Associate Professor Adam McClusky’s group in the Department of Chemistry, University of Newcastle;

•                  Meat and Livestock Australia (“MLA”).

Professor Gasser’s group was working on target identification by investigating the genome of parasites, target validation, assay development and compound screening.  Professor McClusky’s group was working on synthesis of compounds directed against the targets identified by Professor Gasser’s group.  Funding was provided by two ARC Linkage grants supplemented by direct and in-kind contributions from the Company and MLA.  The Company’s total cash commitment under ARC Linkage Project LP0667795 was $250,000 per year for three years ended June 30, 2009.  The Company had a further commitment under ARC Linkage Project LP0882285 of $90,000 per year for the three years ending December 2010.  Project IP ownership was split between the Company (as to 75%) and MLA (as to 25%).

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

Several compounds were synthesized as part of the project and a number of major livestock pharmaceutical companies active in the field of animal health, and several smaller companies with an interest in animal parasitology were approached to determine their interest in this project.  Unfortunately, after extensive negotiations with, and internal validation testing by, a number of these companies, it was decided to abandon this project.

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

It is becoming increasingly apparent that the traditional genetic tests which have been developed to diagnose individuals susceptible to diseases, or identify plants or animals that have desirable characteristics, provide limited information.  As such, the Company worked with the Foundation to develop a novel approach designed to overcome these shortcomings.  The GMT developed by CYO, is an effective, yet relatively simple, method for identifying genetic differences between individuals.

One such potential disease association was discovered with Age-related Macular Degeneration (“AMD”), an inflammatory disease of the eye which often results in blindness in the aged.  GMT may be used to effectively identify those susceptible to disease progression, enabling early intervention with therapy.  This approach could potentially delay the onset of the disease, or reduce its severity.  A study was undertaken during 2006/07 by the Company into the utility of the application of GMT to AMD.  Upon completion of this study, the Company decided to terminate its support of this project.

In the area of tissue and marrow transplantation, CYO and independent laboratories have shown that transplant recipients who were matched to donors using the traditional immune markers and by GMT had an increased chance of long term survival as compared with patients matched for the immune markers alone.  This data demonstrates that the GMT is revealing information about the haplotype of the individuals above that provided by traditional immunological typing, a principle that could be extended to a range of similar disorders.

CYO previously investigated applications of the GMT as they relate to immune-related diseases, including autoimmune diseases.  These included the early identification of people who are susceptible to disorders such as Type I diabetes, multiple sclerosis, lupus and rheumatoid arthritis, thereby increasing their lifespan and quality of life by delaying the onset of disease, reducing the severity of disease or potentially eliminating the disease altogether.  Research was undertaken by CYO to investigate whether this principle could be extended to diseases outside the immune system, including diseases and desirable traits of plants and animals.  The tests are rapid, inexpensive, can be performed on standard equipment and provide more information than regular genetic tests.

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

The cashflow forecasts associated with the impairment assessment of the patents have been projected to 2012, being the first year in which the respective patents will expire, using the Company’s estimated weighted average cost of capital and projections of anticipated sales volumes over the next three years.  Further, given the competitive advantage afforded to the Company in respect of this product, a termination value has also been included to reflect that sales of the product are expected to continue beyond the date of the patent expiry.  The forecasts and associated recoverable amount has been determined by Management taking into account the sales that have been generated to date and the considerable interest arising from pre-launch market analysis.  Based on the sales of the products achieved during the year ended June 30, 2009 and the continued amortization of the patents, no further impairment charges were raised during that year in respect of the underlying patents.

On June 15, 2009, contract research undertaken at CYO in Perth, Western Australia ceased, following the expiry of the Sponsored Research Agreement between the Company and CYO.  To date, none of the technology that was developed as part of the program has been commercialized.

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

During the year ended June 30, 2009, we successfully prevailed in legal proceedings with respect to a Nullity Action in the German Patent Court regarding the equivalent to US Patent No. 5,612,179 and we have responded to questions raised by the US Patents and Trademarks Office in relation to a Request for Re-examination of seven of the thirty six claims contained in US Patent No. 5,612,179.  Apart from these risks, the inevitable expiry of our non-coding family of patents in future years remains, at which time our ability to generate future license revenues from these particular patents may be restricted.  It is anticipated that, over time, however, licensing of additional patents filed by the Company in other areas of genetics and our other research projects may replace revenues currently generated from the licensing of these non-coding patents.

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

Genetic testing - forensics

Forensic DNA testing is defined to include DNA tests, the results of which can be relied upon as evidence in a court of law.  To meet the strict standards of court evidence, forensic testing can only be conducted through NATA accredited laboratories that have been approved for such work.  We are the first non-government owned, NATA accredited forensics laboratory in Australia.  At the moment, virtually all forensic testing is conducted through state government owned laboratories.  These laboratories have substantial backlogs and do not generally undertake private DNA forensic tests.  As such, we are one of a few accredited laboratory currently providing forensic testing services to the public.  To resolve the backlog problem, various state governments have already suggested that they plan to investigate the possibility of outsourcing the testing of forensic samples to the private sector.  In January 2008, the Company announced that it had been awarded a three year contract to supply New South Wales Police with DNA analysis services, a contract that was further extended for one year in February 2011.

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

•                       High throughput DNA sequencing;

•                       High throughput genotyping; and

•                       SNP discovery and analysis.

AgGenomics has focused on the commercial species of greatest value to the Australian economy and also species where the most substantial funding has been invested, including wheat, barley, canola, cotton and wine grapes.  To date, AgGenomics has completed commercial projects on behalf of some of these industries.

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

Research

RareCellect Project

Whilst a number of companies around the world are active in the area of prenatal testing, there are currently no commercially available products that compete directly with the RareCellectTM cervical sampling technology.

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

Item 4.D         Property, Plant and Equipment

As of the date of this Report, the Company has executed two leases in respect of premises occupied by the Group.

Fitzroy, Victoria

Genetic Technologies Limited rents the offices and laboratory premises which are located at 60-66 Hanover Street, Fitzroy, Victoria, Australia (an inner suburb of Melbourne) from Crude Pty. Ltd.  The lease is due to expire on September 30, 2013.  The current annual rental charge is approximately $316,000.  Genetic Technologies Limited does not have an option to purchase the leased premises at the expiry of the lease period.

Charlotte, North Carolina

Phenogen Sciences Inc., a wholly-owned subsidiary of Genetic Technologies Limited, rents office premises which are located at 9115 Harris Corners Parkway, Suite 320, Charlotte, North Carolina, USA from HC 9115 LLC.  The lease is due to expire on October 31, 2012.  The current annual rental charge is approximately USD 31,540.  Phenogen Sciences Inc. does not have an option to purchase the leased premises at the expiry of the lease period.

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

Formerly a Development Stage Enterprise

Until 2002, we were a development stage enterprise.  We had been developing our technology that resulted in the granting of seven families of patents in the USA which we have now actively started to commercialize and enforce.  Since inception up to June 30, 2011, we have incurred $67,464,026 in accumulated operating losses.  Our losses have resulted principally from costs incurred in research and development, general and administrative and sales and marketing costs associated with our operations.  Refer to the Consolidated Statements of Operations in Item 18.

The research and development costs incurred prior to August 2000 were funded by the shareholders of GeneType AG.  On completion of the merger of Duketon Goldfields Limited and GeneType AG in August 2000, to form Genetic Technologies Limited, existing funds of approximately $6 million within Genetic Technologies Limited were applied towards the Group’s research and development and general and administrative expenses.  The Company also sold its investment in Cytomation Inc. of Fort Collins, Colorado in November 2001 for approximately $6 million.  The Company has completed several placements of shares, including one in August 2003 and July 2011, and there have been other amounts raised from the exercise of unlisted options, principally in April 2005.  We have primarily depended on these sources of funds to meet our financing needs.  However, we now license our non-coding technology and provide a series of genetic tests, both of which generate revenue to fund our expenses.

In 2011, we generated our first net profit after tax.  However, the extent to which we continue to generate profits will, amongst other things, depend on the quantum of license fees received from the licensing of our patents, the amount of annuities and royalties we receive from past licenses, the success we have with respect to the commercialization of our research projects, the rate at which our new genetic tests are taken up by our customers, and in particular the BREVAGenTM test in the U.S. market, and generally the number of genetic tests we conduct.

Where We Derive our Revenues

Our major source of revenues up to June 30, 2002 were grants received from the Australian Government under the START Program licensing, fees from licensing the non-coding patents, DNA paternity testing services income in Australia and interest income from our cash on deposit and other cash equivalents.  Since 2002, our revenues have been derived principally from the sale of genetic tests and the granting of licenses to our non-coding technology.  During that period, our licensing program has been successful in securing licenses from a total of 55 commercial licensees and 6 research licensees (see Item 4.A for a complete list).

Fiscal Year

As an Australian company, our fiscal, or financial, year ends on June 30 each year.  We produce audited consolidated accounts at the end of June each year and provide reviewed half-yearly accounts for the periods ending on December 31 each year, both of which are prepared under Australian Accounting Standards as issued by the Australian Accounting Standards Board and International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

Recent Accounting Pronouncements

In respect of the year ended June 30, 2011, the Group has assessed all new accounting standards mandatory for adoption during the current year, noting no new standards which would have a material affect on the disclosure in these financial statements.  There has been no affect on the profit and loss or the financial position of the Group.

Certain new accounting standards and interpretations (and their equivalent IASB standards) have been published that are not mandatory for June 30, 2011 reporting periods.  The Group’s and the parent entity’s assessment of the impact of these new standards and interpretations is set out below.

•             AASB 9 Financial Instruments, AASB 2009-11 Amendments to Australian Accounting Standards arising from AASB 9 and AASB 2010-7 Amendments to Australian Accounting Standards arising from AASB 9 (December 2010) (effective from January 1, 2013)

AASB 9 Financial Instruments addresses the classification, measurement and derecognition of financial assets and financial liabilities.  The standard is not applicable until January 1, 2013 but is available for early adoption.  When adopted, the standard will affect the Group’s accounting for its available-for-sale financial assets, since AASB 9 only permits the recognition of fair value gains and losses in other comprehensive income if they relate to equity investments that are not held for trading.  Fair value gains and losses on available-for-sale debt investments will therefore have to be recognized directly in profit or loss.  There will be no impact on the Group’s accounting for financial liabilities, as the new requirements only affect the accounting for financial liabilities that are designated at fair value through profit or loss and the group does not have any such liabilities.  The derecognition rules have been transferred from AASB 139 Financial Instruments: Recognition and Measurement and have not been changed.  The Group has not yet decided when to adopt AASB 9.

•             Revised AASB 124 Related Party Disclosures and AASB 2009-12 Amendments to Australian Accounting Standards (effective from January 1, 2011)

In December 2009, the AASB issued a revised AASB 124 Related Party Disclosures.  It is effective for accounting periods beginning on or after January 1, 2011 and must be applied retrospectively.  The amendment clarifies and simplifies the definition of a related party and removes the requirement for government-related entities to disclose details of all transactions with the government and other government-related entities.  The Group will apply the amended standard from July 1, 2011.  When the amendments are applied, the Group will need to disclose any transactions between its subsidiaries and its associates.  However, there will be no impact on any of the amounts recognized in the financial statements.

•             AASB 2009-14 Amendments to Australian Interpretation — Prepayments of a Minimum Funding Requirement (effective from January 1, 2011)

In December 2009, the AASB made an amendment to Interpretation 14 The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction.  The amendment removes an unintended consequence of the interpretation related to voluntary prepayments when there is a minimum funding requirement in regard to the entity’s defined benefit scheme.  It permits entities to recognise an asset for a prepayment of contributions made to cover minimum funding requirements.  The Group does not make any such prepayments.  The amendment is therefore not expected to have any impact on the Group’s financial statements.  The Group intends to apply the amendment from July 1, 2011.

•             AASB 1053 Application of Tiers of Australian Accounting Standards and AASB 2010-2 Amendments to Australian Accounting Standards arising from Reduced Disclosure Requirements (effective from July 1, 2013)

On June 30, 2010, the AASB officially introduced a revised differential reporting framework in Australia.  Under this framework, a two-tier differential reporting regime applies to all entities that prepare general purpose financial statements.  Genetic Technologies Limited is listed on the ASX and is not eligible to adopt the new Australian Accounting Standards — Reduced Disclosure Requirements.  The two standards will therefore have no impact on the financial statements of the entity.

•             AASB 2010-6 Amendments to Australian Accounting Standards — Disclosures on Transfers of Financial Assets (effective for annual reporting periods beginning on or after July 1, 2011)

Amendments made to AASB 7 Financial Instruments: Disclosures in November 2010 introduce additional disclosures in respect of risk exposures arising from transferred financial assets.  The amendments will particularly affect entities that sell, factor, securitize, lend or otherwise transfer financial assets to other parties.  They are not expected to have any significant impact on the Group’s disclosures.  The Group intends to apply the amendment from July 1, 2011.

•             AASB 2010-8 Amendments to Australian Accounting Standards — Deferred Tax: Recovery of Underlying Assets (effective from January 1, 2012)

In December 2010, the AASB amended AASB 112 Income Taxes to provide a practical approach for measuring deferred tax liabilities and assets when investment property is measured using the fair value model.  AASB 112 requires the measurement of deferred tax assets or liabilities to reflect the tax consequences that would follow from the way management expects to recover or settle the carrying amount of the relevant assets or liabilities, that is through use or through sale.  The amendment introduces a rebuttable presumption that investment property which is measured at fair value is recovered entirely by sale.  The Group will apply the amendment from July 1, 2012 and is currently evaluating the impact of the amendment.

•             AASB 10 Consolidated Financial Statements, AASB 11 Joint Arrangements, AASB 12 Disclosure of Interests in Other Entities, revised AASB 127 Separate Financial Statements and AASB 128 Investments in Associates and Joint Ventures and AASB 2011-7 Amendments to Australian Accounting Standards arising from the Consolidation and Joint Arrangements Standards (effective January 1, 2013)

In August 2011, the AASB issued a suite of five new and amended standards which address the accounting for joint arrangements, consolidated financial statements and associated disclosures.

AASB 10 replaces all of the guidance on control and consolidation in AASB 127 Consolidated and Separate Financial Statements, and Interpretation 12 Consolidation — Special Purpose Entities.  The core principle that a consolidated entity presents a parent and its subsidiaries as if they are a single economic entity remains unchanged, as do the mechanics of consolidation.  However, the standard introduces a single definition of control that applies to all entities.  It focuses on the need to have both power and rights or exposure to variable returns before control is present.  Power is the current ability to direct the activities that significantly influence returns.  Returns must vary and can be positive, negative or both.  There is also new guidance on participating and protective rights and on agent/principal relationships.  While the Group does not expect the new standard to have a significant impact on its composition, it has yet to perform a detailed analysis of the new guidance in the context of its various investees that may or may not be controlled under the new rules.

AASB 11 introduces a principles based approach to accounting for joint arrangements.  The focus is no longer on the legal structure of joint arrangements, but rather on how rights and obligations are shared by the parties to the joint arrangement.  Based on the assessment of rights and obligations, a joint arrangement will be classified as either a joint operation or joint venture.  Joint ventures are accounted for using the equity method and the choice to proportionately consolidate will no longer be permitted.  Parties to a joint operation will account their share of revenues, expenses, assets and liabilities in much the same way as under the previous standard.  AASB 11 also provides guidance for parties that participate in joint arrangements but do not share joint control.  As the Group is not party to any joint arrangements, this standard will not have any impact on its financial statements.

AASB 12 sets out the required disclosures for entities reporting under the two new standards, AASB 10 and AASB 11, and replaces the disclosure requirements currently found in AASB 128.  Application of this standard by the Group will not affect any of the amounts recognised in the financial statements, but will impact the type of information disclosed in relation to the Group’s investments.

AASB 127 is renamed Separate Financial Statements and is now a standard dealing solely with separate financial statements.  Application of this standard by the Group will not affect any of the amounts recognised in the financial statements.

Amendments to AASB 128 provide clarification that an entity continues to apply the equity method and does not remeasure its retained interest as part of ownership changes where a joint venture becomes an associate, and vice versa.  The amendments also introduce a “partial disposal” concept.  The Group is still assessing the impact of these amendments.

The Group does not expect to adopt the new standards before their operative date.  They would therefore be first applied in the financial statements for the annual reporting period ending June 30, 2014.

•             AASB 13 Fair Value Measurement and AASB 2011-8 Amendments to Australian Accounting Standards arising from AASB 13 (effective January 1, 2013)

AASB 13 was released in September 2011.  It explains how to measure fair value and aims to enhance fair value disclosures.  The Group has yet to determine which, if any, of its current measurement techniques will have to change as a result of the new guidance.  It is therefore not possible to state the impact, if any, of the new rules on any of the amounts recognised in the financial statements.  However, application of the new standard will impact the type of information disclosed in the notes to the financial statements.  The Group does not intend to adopt the new standard before its operative date, which means that it would be first applied in the annual reporting period ending June 30, 2014.

•             AASB 2011-9 Amendments to Australian Accounting Standards — Presentation of Items of Other Comprehensive Income (effective July 1, 2012)

In September 2011, the AASB made an amendment to AASB 101 Presentation of Financial Statements which requires entities to separate items presented in other comprehensive income into two groups, based on whether they may be recycled to profit or loss in the future.  This will not affect the measurement of any of the items recognised in the balance sheet or the profit or loss in the current period.  The group intends to adopt the new standard from July 1, 2012.

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

Genetic Technologies (Beijing) Limited — Chinese yuan (CNY)

GeneType AG — Swiss francs (CHF)

GeneType Corporation — United States dollars (USD)

Phenogen Sciences Inc. — United States dollars (USD)

As at the reporting date, the assets and liabilities of these overseas subsidiaries are translated into the presentation currency of Genetic Technologies Limited at the rate of exchange ruling at the balance sheet date and the statement of comprehensive income is translated at the weighted average exchange rates for the period.  The exchange differences arising on the retranslation are taken directly to a separate component of equity.  On disposal of a foreign entity, the deferred cumulative amount recognized in equity relating to that particular foreign operation is recognized in the statement of comprehensive income.

(c)              Fair value estimation

The fair value of financial instruments that are not traded in an active market (for example, non-listed equity securities classified as available-for-sale investments) is determined using valuation techniques, including the last price at which shares were issued to third parties, where amounts are reliably measured.  The Group uses various methods and makes assumptions that are based on market conditions existing at each balance date.  Information including quoted market prices and details of recent capital raisings is used to determine fair value for these remaining financial instruments.  In cases where fair value cannot be reliably determined, available-for-sale investments are measured at approximate market value.

The carrying values less impairment provisions of trade receivables are assumed to approximate their fair values due to their short-term nature.

(d)              Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker.  The chief operating decision maker, who is responsible for allocating resources and assessing the performance of the operating segments, has been identified as the Chief Executive Officer.

(e)              Earnings per share

Basic EPS is calculated as the net profit attributable to members divided by the weighted average number of ordinary shares.

(f)                Parent entity financial information

The financial information for the parent entity, Genetic Technologies Limited has been prepared on the same basis as the consolidated financial statements, except as set out below:

Investments in, and loans to, subsidiaries

Investments in subsidiaries are accounted for at cost in the financial statements of Genetic Technologies Limited.  Loans to subsidiaries are written down to their recoverable value as at balance date.

Financial guarantees

As at balance date, the parent entity had agreed to fund by way of loan all of the operating expenses of ImmunAid Pty. Ltd. (a subsidiary) up to, and including, December 31, 2011 and that it would not seek repayment of the loan during that period.

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

License fees received

License fee income is recorded on the execution of a binding agreement where the Group has no future obligations, income is fixed and determinable, and collection is reasonably assured.  The terms of the licenses do not allow refunds to be granted.

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

(j)                Income tax

The income tax expense or benefit for the period is the tax payable on the current period’s taxable income based on the national income tax rate for each jurisdiction adjusted by changes in deferred tax assets and liabilities attributable to temporary differences and unused tax losses.

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

Assets or liabilities arising under tax funding agreements with the tax consolidated entities are recognized as amounts receivable from or payable to other entities in the Group.  Details.  Any difference between the amounts assumed and amounts receivable or payable under the tax funding agreements are recognized as a contribution to (or distribution from) wholly-owned tax subsidiaries.

(k)            Withholding tax

The Group generates revenues from the granting of licenses to parties resident in overseas countries. Such revenues may, in certain circumstances, be subject to the deduction of local withholding tax.

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

(m)          Cash and cash equivalents

Cash and cash equivalents in the balance sheet comprise cash at bank and in hand and short-term deposits with an original maturity of three months or less.  For the purposes of the cash flow statement, cash and cash equivalents consist of cash and cash equivalents as defined above.  Cash at bank earns interest at floating rates based on daily bank deposit rates.  Short-term deposits are made for varying periods of between one day and six months, depending on the immediate cash requirements of the Group, and earn interest at the respective short-term deposit rates.

(n)             Trade and other receivables

Trade receivables, which are non-interest bearing and generally have terms of between 30 to 90 days, are recognized and carried at original invoice amount less an allowance for any uncollectible amounts.  An allowance for doubtful debts is made when there is objective evidence that a receivable is impaired.  Such evidence includes an assessment of the debtor’s ability and willingness to pay the amount due.  The amount of the allowance/impairment loss is measured as the difference between the carrying amount of the trade receivables and the estimated future cash flows expected to be received from the relevant debtors.  Details regarding interest rate and credit risk of current receivables are disclosed in Note 34 to the Consolidated Financial Statements.

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

(t)                Goodwill

Goodwill on acquisition is initially measured at cost, being the excess of the cost of the business combination over the acquirer’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities.  Following its initial recognition, goodwill is measured at cost less any accumulated impairment losses.  Goodwill is not amortised.

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

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.  Impairment losses relating to operations are recognized in those expense categories consistent with the function of the impaired asset unless the asset is carried at its revalued amount.

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

(x)              Deferred revenue

License revenues and annuities

Where a licence agreement provides for the payment of regular annuities to the Company and the licensee has the right to terminate the agreement prior to the payment of those annuities with no penalty, the Company does not recognise revenue until such time as the associated cash payments are received, as it is not considered probable that the benefits of the transaction will flow to the Company until the cash collection is made.  Where such annuities are paid in advance, the revenue is allocated on a pro-rata basis with the balance being reflected in the balance sheet as a deferred revenue liability.

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

(z)              Employee benefits

Provision is made for employee benefits accumulated as a result of employees rendering services up to the reporting date.  These benefits include wages and salaries, annual leave and long service leave.  Liabilities arising in respect of wages and salaries, annual leave and any other employee benefits expected to be settled within twelve months of the reporting date are measured at their nominal amounts based on remuneration rates which are expected to be paid when the liability is settled.  All other employee benefit liabilities are measured at the present value of the estimated future cash outflows to be made in respect of services provided by employees up to the reporting date using the projected unit credit method.  Expenses for non-accumulating sick leave are recognized when the leave is taken during the year and are measured at rates paid or payable.

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

The Company has a share-based payment option plan under which options to subscribe for the Company’s shares have been granted to certain executives and other employees.

(ab)        Reclassifications

Certain reclassifications have been made in the financial statements to ensure that prior year comparatives conform to current year presentations.

(ac)        Business combinations

The acquisition method of accounting is used to account for all business combinations, including business combinations involving entities or businesses under common control, regardless of whether equity instruments or other assets are acquired.  The consideration transferred for the acquisition of a subsidiary comprises the fair values of the assets transferred, the liabilities incurred and the equity interests issued by the Group.  The consideration transferred also includes the fair value of any contingent consideration arrangement and the fair value of any pre-existing equity interest in the subsidiary.  Acquisition-related costs are expensed as incurred.  Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are, with limited exceptions, measured initially at their fair values at the acquisition date.  On an acquisition-by-acquisition basis, the Group recognises any non-controlling interest in the acquiree either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s net identifiable assets.

The excess of the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition-date fair value of any previous equity interest in the acquiree over the fair value of the Group’s share of the net identifiable assets acquired is recorded as goodwill.  If those amounts are less than the fair value of the net identifiable assets of the subsidiary acquired and the measurement of all amounts has been reviewed, the difference is recognized directly in profit or loss as a bargain purchase.  Where settlement of any part of cash consideration is deferred, the amounts payable in the future are discounted to their present value as at the date of exchange.  The discount rate used is the entity’s incremental borrowing rate, being the rate at which a similar borrowing could be obtained from a financier under comparable terms and conditions.

Comparison of the year ended June 30, 2011 to the year ended June 30, 2010

Revenues from operations

Our revenues from operations (which include fees from the sale of genetic testing services) decreased by 7%, or $320,568, as compared to the 2010 financial year.  The business of reproductive services, which formed the basis of the business owned by Frozen Puppies Dot Com Pty. Ltd., was discontinued during this period.  Its results have therefore been excluded from this comparison as the amounts were reported under the heading of “discontinued operations”.  Breast cancer testing (up $95,677), together with other medical testing (up $51,730) contributed to the decrease.  Our recently-introduced METS test contributed $27,000 to this area of revenue growth.  Looking forward, we envisage encouraging growth in the volume of tests conducted in future following the scheduled launch of the Company’s new BREVAGenTM breast cancer risk test in the U.S. during the 2012 financial year.  The income we earned from paternity testing fell by $208,737 from the 2010 financial year due to greater competition.  Canine disease testing also fell by $85,094 as revenues from the 2010 financial year included amounts received form a substantial Chinese contract which ceased during that year.  Forensic testing also fell during the financial year by $154,912 due to changes with our contract with the New South Wales Police Force.  Revenues from operations principally form part of the Australian geographic segment.

Cost of sales

Our cost of sales from operations (which include costs of genetic testing services) decreased by 25%, or $688,059, from the 2010 financial year.  As stated above, the business of reproductive services, which formed the basis of the business owned by Frozen Puppies Dot Com Pty. Ltd., was discontinued during this period.  It was therefore excluded from this comparison as the amounts were reported under the heading of “discontinued operations”.  $198,144 of the decrease in cost of sales was attributable to the reduction in depreciation expenses due to major assets which are now fully depreciated.  $271,694 of the overall decrease was due to a reduction of direct labor allocated to the cost of sales caused by a reallocation of staff between different business segments.

Other revenue

Other revenue includes the total revenues generated from our licensing activities.  For the 2011 financial year, the licensing revenues were $13,680,741 which represented an increase of 266% on the result from the previous year of $3,739,747.  Following the filing by the Company of a patent infringement suit in the U.S. against nine separate parties in February 2010, there have been two other filings made during the current financial year, one involving six parties that was filed in January 2011 in the U.S. District Court for the Western District of Texas, whilst the other, involving ten parties, was filed in May 2011 in the U.S. District Court for the District of Colorado.

The number of new licenses granted during the financial year increased significantly.  New licenses were granted as part od settlement and license agreements with companies including to Monsanto, Beckman Coulter and Clinical Data, Interleukin, Innogennetics, Pioneer, Qiagen, Sunrise, Orchid Cellmark, Vienna Lab and Navigenics.  Subsequent to year end, two further licenses have been granted by the Company (refer Item 4.B for further details).

As with the 2010 financial year, we continued to receive income from the Applera settlement.  Revenues received during 2011, which totaled $526,369, came in the form of equipment and reagent credits and represented a decrease of $85,052 over the previous year.  Included in the total licensing revenues is royalty and annuity income of $1,365,681, which decreased by $315,763 during the 2011 year.  Licensing revenues form part of the Australian geographic segment.

Selling and marketing expenses

Selling and marketing expenses increased by $338,968 (13%) to $3,018,947 during the financial year.  While considerable expenses were incurred in the establishment of the Company’s U.S. subsidiary Phenogen Sciences Inc. ($1,457,300) there were offsetting reductions due to the discontinuation of the reproductive services area of the business ($815,033) in Australia, a reduction in expenses in our Beijing office ($87,445) and a reduction of expenses from our New Zealand branch ($58,662).  Adverting of our paternity area of the business (which fell by $60,834) and consulting fees (which fell by $90,670) were other areas in where a reduction occurred.

General and administrative expenses

General and administrative expenses increased by $499,677 (16%) to $3,696,165 during the financial year.  $331,437 of this increase was due to a significant increase in consultancy fees.

Licensing, patent and legal costs

Licensing, patent and legal costs increased by $174,221 (4%) to $4,097,323 during the financial year.  While the overall movement was small, commissions payable in respect of new licenses were $2,554,273 more than previous financial year.  This increase was in line with the substantial increase in gross fees generated from the granting of additional new licenses during the year. This increase was offset by a significant reduction in the amortization expenses of $2,743,427 due to the Company’s non-coding patent families becoming fully amortized during the 2010 financial year.

Laboratory, research and development costs

Laboratory, research and development costs decreased by $1,878,005 (30%) to $4,380,866 during the 2011 financial year.  During the 2010 financial year, the Company recognized an impairment loss on goodwill of $1,264,603.  The impairment charge, which related to the Company’s reproductive services business, arose following a decision by the Company to strategically realign the business and to focus on the provision of animal genetic tests, rather than the services that were acquired as part of the acquisition of the Frozen Puppies Dot Com business during the 2009 financial year.  Plant and equipment ($115,413) and inventories ($6,232) were also impaired due to the decision to exit this business.  In addition, $377,648 of plant and equipment which was acquired from Applera was impaired following a decision to exchange surplus laboratory equipment with an Australian-based subsidiary of that company.

Finance costs

Finance costs decreased by $18,488 (18%) over the financial year due to the reduction in assets financed under hire purchase.

Non-operating income and expenses

Non-operating income and expenses included the following movements:

•             Interest income decreased by $11,408 (5%) during the financial year due to the decrease in cash balances held by the Company.

•             Foreign exchange losses incurred during financial year of $68,057 compared with foreign exchange gain in prior year of $10,517.  This represented a net increase in loss of ($78,574) or 747% and was due to the movement in exchange rates, particularly the fall in U.S. dollar against the Australian dollar.

•             The loss on fixed assets of $217,737 in financial year compared to $6,904 in prior year.  The loss in the current financial year comprised of items of equipment acquired under the Supply Agreement with Applera Corporation ($373,677), offset by write-backs of items of equipment associated with the Company’s reproductive services business ($105,413).

•             In the prior year, there was a gain on the disposal of investments of $210,195.  There was no similar amount in the current financial year.

Net profit from discontinued operations

During the 2010 financial year, the Company’s reproductive services business was terminated following a decision to realign the business and to focus on the provision of animal genetic tests, rather than the services that were acquired as part of the acquisition of the Frozen Puppies business in 2008.  Due to this decision the net profit was only $21,562 for this area of the business during the financial year compared to a net profit of $446,114 in the prior period when the segment was fully operational.

Comparison of the year ended June 30, 2010 to the year ended June 30, 2009

Revenues from operations

Our revenues from operations (which include fees from the sale of genetic testing services) increased by 7%, or $316,242, on the 2009 financial year.  The business of reproductive services, which formed the basis of the business owned by Frozen Puppies Dot Com Pty. Ltd., was discontinued during this period.  It was therefore excluded from this comparison as the amounts were reported under discontinued operations.  Breast cancer testing (which increased $355,343), canine disease testing (which increased $55,346) and forensic testing (which increased $90,899) also contributed significantly to the increase.  Our recently-introduced Ancestry test also contributed $34,435 to revenue growth.  The income we earned from paternity testing fell by $76,564 from the 2009 financial year.  Revenues from operations principally form part of the Australian geographic segment.

Cost of sales

Our cost of sales from operations (which include costs of genetic testing services) decreased by 1%, or $37,384 from the 2009 financial year.  As detailed above, the business of reproductive services, which formed the basis of the business owned by Frozen Puppies Dot Com Pty. Ltd., was discontinued during this period.  It was therefore excluded from this comparison as the amounts were reported under discontinued operations.  The decrease was mainly due to the reduction in depreciation expenses due to major fixed assets becoming fully depreciated.

Other revenues

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

Selling and marketing expenses

Selling and marketing expenses decreased by $85,081 (3%) to $2,765,060 during the financial year.  Marketing and promotion expenses increased by $67,904, or 25%, during the 2010 financial year.  This increase was due to the advertising incurred by the medical area of the business and the launch of the Ancestry tests.  The increase was more than offset by a reduction in certain Frozen Puppies expenses during the 2010 financial year.

General and administrative expenses

General and administrative expenses decreased by $1,085,787 (25%) to $4,282,275 during the financial year.  Accounting and audit expenses decreased by $426,143 or 51%, during the 2010 financial year due principally to lower audit and accounting fees and the fact that two years’ worth of audit fees in respect of the Company’s U.S. reporting obligations fell into the 2009 financial year.  During the 2009 financial year, there were also impairment charges of $245,959 for the write-down of available for sale investments.  There was also a significant fall in the Group’s consultancy fees which decreased by $104,868 (39%) during the 2010 financial year.

Licensing, patent and legal costs

Licensing, patent and legal costs decreased overall by $94,619 (2%) to $3,923,102 during the financial year.  Royalties, license fees and commissions paid increased by $44,634, or 13%, during the 2010 financial year.  The expense primarily relates to the payment of commissions to licensing contractors in respect of new licenses granted by the Company during the year.  The amount of revenue generated from the granting of new licenses decreased during the year, but the commissions increased due to the inclusion of amounts now payable to Sheridan Ross PC, the Denver-based law firm that is managing the Company’s “assertion program” and its U.S. patent infringement suit, as mentioned above.  This increase was offset by a decrease in amortization expense of $126,337 (4%) due to a patent becoming fully written down during the 2010 financial period.

Laboratory, research and development costs

Laboratory, research and development costs increased by $142,421 (2%) to $6,258,871 during the financial year.  During the 2010 financial year, the Company recognized an impairment loss on goodwill of $1,264,603.  The impairment charge, which related to the Company’s reproductive services business, arose following a decision by the Company to strategically realign the business and to focus on the provision of animal genetic tests.  Plant and equipment ($115,413) and inventories ($6,232) were also impaired due to the decision to exit this business.  In addition, $377,648 worth of plant and equipment which was acquired from Applera was impaired due to a decision to exchange surplus laboratory equipment with an Australian-based subsidiary of that company.

The increase in impairment charges was offset by a reduction in the contract research and trial expenses.  During the 2009 financial year, the final payment was made to the C.Y. O’Connor ERADE Village Foundation following the termination of the agreements on June 15, 2009.  The expenditure was therefore significantly reduced in the 2010 financial year from $1,209,260 to only $90,000.  The $90,000 related to the agreement with the University of Newcastle which terminated on December 31, 2010.

Finance costs

Finance costs increased by $10,923 (12%) over the financial year due to the increase in assets financed under hire purchase.

Non-operating income and expenses

Non-operating income and expenses included the following movements:

•             Interest income decreased by $378,163, or 64%, over the 2009 financial year.  This is mainly due to the decrease in cash and cash equivalent balances which fell by 58% over the same period.  The prime interest rate, as set by the Reserve Bank of Australia (Australia’s Central Bank), rose from 3.00% per annum to 4.50% per annum during this period.

•             Foreign exchange gains in financial year of $10,517 compared with foreign exchange gains in prior year of $68,007.  This represented a net increase in gains of ($57,490) or 85%.  This was due to the movement in the exchange rates, particularly the fall in U.S. dollar against the Australian dollar.

•             Loss on fixed assets of $6,904 in financial year compared to gains of $100,811 during the prior year.

•             During the 2010 financial year, there was a gain on the disposal of investments of $210,195.  There was no similar amount in the prior financial year.

•             The prior financial year included income amounts for the certain items which had no comparatives for the current financial year, including rental recovery ($30,613), reversal of rehabilitation expenses ($94,987), net gain on disposal of joint venture interest ($185,000), and grant revenue ($338,724).

•             The previous year included an additional milestone payment from Horticulture Australia Ltd. that became payable on the successful conclusion of the research and development project which the grant income was being used to fund.  Grant income forms part of the Australian geographic segment.

Net profit from discontinued operations

During the 2010 financial year, the Company’s reproductive services business was terminated following a decision to realign the business and to focus on the provision of animal genetic tests, rather than the services that were acquired as part of the acquisition of the Frozen Puppies business in 2008.  The net profit was $446,114 for this area of the business during the financial year compared to a net profit of $774,214 in the prior period due to these operations being treated as discontinued operations during this financial year.

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

During the year ended June 30, 2011, we generated a comprehensive profit of $804,677.  During the years ended June 30, 2010 and 2009, we incurred comprehensive losses of $9,530,428 and $7,695,596, respectively.  We anticipate incurring additional costs during the next twelve months as we launch the Company’s BREVAGenTM breast cancer test in the U.S. market and elsewhere and broaden the range of products we offer and increase the number of the markets in which they are sold and commercialize our two principal research and development projects.  The extent to which we will generate profits in future years depends largely on the success of the licensing of our non-coding technologies and the expansion of our genetic testing business.

Since inception, our operations have been financed primarily from capital contributions by our stockholders, proceeds from our licensing activities and revenues from operations, grants, and interest earned on the Company’s cash and cash equivalents.

During the year ended June 30, 2011, the Company generated net cash flows from continuing operations of $2,217,725, whilst during the years ended June 30, 2010 and 2009, the Company’s net cash flows used in continuing operations were $4,710,189 and $5,685,298, respectively.  We believe that our cash and cash equivalents of approximately $5.1 million as of June 30, 2011 will, together with the $11.7 million raised from the issue of shares in July 2011, provide us with sufficient capital to fund a base level of operations for the next eighteen months as from that date.  During this period, we expect to be able to continue to adequately fund our research and development activities, licensing program, product development and commercialization efforts and other operations.  Further, as the Company’s operations continue to expand, we anticipate that the revenues generated should assist the Company to once again achieve a cash positive result from operations.

Our net cash from / (used in) operating activities was $2,233,279, $(4,302,880) and $(4,923,491) for the years ended June 30, 2011, 2010 and 2009, respectively.  Cash used in operating activities for each period consisted primarily of losses incurred in operations reduced by depreciation and amortization expenses, exchange movements and unrealized profits and losses relating to investments.  In approximate order of magnitude, cash outflows typically consist of staff-related costs, service testing expenses, general and administrative expenses, legal/patent fees and research and development costs.

Our net cash from / (used in) investing activities was $5,030, $(1,039,483) and $(353,191) for the years ended June 30, 2011,  2010 and 2009, respectively.  Typically, cash used in investing activities related to the acquisition of laboratory equipment.  In addition, the agreement reached with Applera Corporation in December 2005 has provided us with significant credits for laboratory equipment and reagents produced by that company.  As of June 30, 2011, the balance of credits due under the various agreements with Applera Corporation was $1,867,634.

Our net cash from / (used in) financing activities was $(314,762), $786,243 and $(192,591) for the years ended June 30, 2011, 2010 and 2009, respectively.  In respect of the year ended June 30, 2010, the Company generated net cash flows of $1,011,650 from the issue of 27,940,530 ordinary shares.  In all three years, outflows from financing activities included the repayment of hire purchase principal in respect of various items of laboratory equipment.

Apart from the purchase of laboratory equipment of $139,678 in 2011, $144,796 in 2010 and $213,300 in 2009, we had no material capital expenditures for the years ended June 30, 2011, 2010 and 2009, other than the costs associated with the purchase of assets from Perlegen Sciences, Inc. in 2010.

On January 14, 2005, the Company executed a Master Asset Finance Agreement with National Australia Bank Limited in respect of a $2.5 million asset hire purchase facility (the “Facility”).  As of June 30, 2011, the Company had an outstanding liability in respect of the acquisition of laboratory equipment and associated maintenance contracts under the Facility amounting to $67,878.  The use of this Facility enables the Company to better match the cost of the equipment with the future revenues to be generated from it in a cost-effective manner and minimizes the outflow of valuable cash.  Also, as of June 30, 2011, the Group had breached one of the covenants of the Facility which governs the hire purchase agreements.  Subsequent to balance date, National Australia Bank Limited provided the Group with a letter waiving its right to take any further action in respect of the breach.  As a result of the breach, however, all liabilities in respect of the hire purchase agreements as of June 30, 2011 have been classified as current liabilities in the balance sheet.

Future Cash Needs

We expect that operating expenses and, to a lesser extent, capital expenditures will be a material use of our cash resources in future.  As of June 30, 2011, we had cash and cash equivalents totaling approximately $5.1 million.  However, following the issue of 60 million fully paid ordinary shares in July 2011, our available cash resources had increased to more than $14.8 million by September 30, 2011.  We believe that this amount, together with revenues generated from the granting of new licenses to the Company’s non-coding technology, will provide us with working capital that is sufficient for our anticipated needs for the next eighteen months as from that date.  We do not have any lines of credit apart from the equipment finance facility with National Australia Bank Limited and a nominal credit card facility with Westpac Banking Corporation (via its St. George Bank division) which, as of June 30, 2011, had available credit of $145,000.  We anticipate generating additional cash in future years from our licensing activities and the continued expansion of our operational businesses.

Operating Leases

We are obligated under various operating leases for periods expiring through September 30, 2013.  Payments under non-cancelable operating lease arrangements for office premises, laboratory and veterinary facilities expire on various dates, resulting in the lease commitments over that period which are stated in the table below.

The following is a schedule of future minimum lease payments for operating leases that had initial or remaining non-cancellable lease terms in excess of one year as of June 30, 2011:

Year ending June 30,
2012	$354,192
2013	355,624
2014	76,427
Total minimum lease payments	$786,243

Rent expense and associated body corporate expenses totaling $84,583, $579,806 and $529,234 for the years ended June 30, 2011, 2010 and 2009, respectively, were paid to Bankberg Pty. Ltd., a company associated with former Director and major shareholder, Dr. Mervyn Jacobson, in respect of the Company’s office and laboratory expenses in Fitzroy, Victoria, Australia.

The following is a schedule of future minimum hire purchase payments for equipment finance that had initial or remaining non-cancelable lease terms in excess of one year as of June 30, 2011:

Minimum hire purchase payments

Year ending 2012	$53,008
Year ending 2013	17,981

Total minimum hire purchase payments	$70,989
Less: future finance charges	(3,111)

Aggregate hire purchase expenditure contracted for as at reporting date	$67,878

Aggregate expenditure commitments comprise:
Current liability	$67,878
Non-current liability	—

Total expenditure commitments	$67,878

Item 5.C                              Research and Development, Patents and Licenses, etc.

Our principal business is biotechnology, with the emphasis on genomics and genetics, the licensing of the non-coding patents, reduction to practice of our fetal cell patents and expansion of the related service testing business.

The following table details historic R&D expenditure by project.  All projects are described at Item 4.B above.

	2011	2010	2009
	$	$	$
RareCellect	$223,717	$553,768	$709,725
ImmunAid	305,775	287,470	331,155
Nematode project	52,523	126,664	365,705
Research at C.Y. O’Connor (refer note)	67,444	72,148	933,641
Other general R&D	392,002	536,453	674,549

Total R&D expense	$1,041,461	$1,576,503	$3,014,775
Other expenditure	16,295,690	17,305,334	17,016,589

Total expenditure	$17,310,151	$18,881,837	$20,031,364

R&D as a % of total expenditure	6%	8%	15%

Note:                   Research by the C.Y. O’Connor ERADE Village Foundation was terminated during the 2009 financial year.

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

Item 5F.                     Information about Contractual Obligations

The table below shows the contractual obligations and commercial commitments as of June 30, 2011:

	0-1 year	>1-<3 years	>3-<5 years	>5 years
Operating lease commitments	$354,192	$432,051	$—	$—
Hire purchase commitments	$53,008	$17,981	$—	$—

The above purchase obligations are in respect of subcontracted research and development activities and equipment purchases.

Item 6.                            Directors, Senior Management and Employees

Item 6.A                   Directors and Senior Management

The Directors of the Company as of the date of this Annual Report are:

Sidney C. Hack, CPA (Non-Executive Chairman)

In office from July 1, 2010 up to the date of this Report

Mr. Hack, 73, was appointed to the Board on November 19, 2008 and was appointed as its Chairman on November 24, 2009.  He also serves as Chairman of both the Company’s Audit Committee and its Corporate Governance Committee.  He is a Certified Practising Accountant and Registered Company Auditor and retired in 2005 after serving 30 years as a senior partner of Hack Anderson & Thomas, Chartered Accountants.  Mr. Hack has extensive experience in large company audits, financial planning, taxation, preparation of large company financial accounts and has served on various other Boards during his career.

Tommaso Bonvino, FAICD (Non-Executive)

In office from July 1, 2010 up to the date of this Report

Mr. Bonvino, 50, was appointed to the Board on November 25, 2009 and also serves as a member of the Company’s Corporate Governance Committee.  He has over 27 years experience in consumer marketing and product development and has managed companies for various Italian, Spanish and French firms, distributing and marketing goods throughout South-East Asia.  He has established strong bilateral trade relationships between Australian and European companies in the technology and consumer goods sectors.  Mr. Bonvino is currently CEO and Managing Director of Private Branded Beverages Limited.  He is also a non-executive Director of the Melbourne Recital Centre and a Fellow of the Australian Institute of Company Directors.

Dr. Malcolm R. Brandon, BScAgr, PhD (Non-Executive)

In office from July 1, 2010 up to the date of this Report

Dr. Brandon, 64, was appointed to the Board on October 5, 2009 and also serves as a member of the Company’s Audit Committee.  He has spent his career in the biotech and life sciences sector where he has over 35 years experience in commercially focused research and development and in building successful companies which have commercialized a wide range of technologies.  As the founding director of the Centre for Animal Biotechnology, a research arm within the University of Melbourne Veterinary Science School, he was responsible for fund raising and the development of many agricultural technologies and products.  Dr. Brandon was a co-founder and Director of Stem Cell Sciences Ltd. and Smart Drug Systems Inc. and is the Chairman of genetics and artificial animal breeding company Clone International.

Dr. Mervyn Cass, MBBS (Non-Executive)

In office from September 30, 2011 up to the date of this Report

Dr. Cass, 70, was appointed to the Board on September 30, 2011.  He is a practising medical practitioner and after 28 years as the senior partner in an occupational medical practice in Port Melbourne accepted the appointment as Medical Director of a plastic surgery centre in 1996.  He was the founding Chairman of the Australasian Occupational Medical Group and was a Director of Wolfe Research Pty Ltd a private Medial Biotech company associated with RMIT University.  He has been an advisor to the Victorian Government on Workers’ Compensation and Radiological Standards in General Practice.  He is currently an executive member of the Jewish Community Council of Victoria, the roof body of the Victorian Jewish Community.

Huw D. Jones, BEng (Hons), MBA (Non-Executive)

In office from July 1, 2010 up to the date of this Report

Mr. Jones, 48, was appointed to the Board on November 19, 2008.  He also serves as a member of the Company’s Audit Committee and its Corporate Governance Committee.  He has 20 years’ experience in international sales and marketing in the health care industry and is currently Managing Director of Fresh Investments Pty. Ltd.

Senior Management

We have a professional team of qualified and experienced research and development scientists and technicians.  The Company currently has 54 full-time-equivalent employees, of which seven have PhD qualifications.  The members of Senior Management, and a brief summary of their relevant experience, is as follows:

Dr. Paul D.R. MacLeman, BVSc, MBA, Grad Dip Tech Mgt, Grad Cert Eng, FAICD (Chief Executive Officer)

Dr. MacLeman, 45, was appointed as Chief Executive Officer on May 4, 2009.  He is a registered veterinary surgeon and holds additional qualifications including an MBA (MGSM), Grad Dip Tech Mgt, Grad Cert Eng and is a member of the AICD.  He is a member and past Chairman of the Ausbiotech Agricultural, Environmental and Industrial Advisory Committee and was most recently Chief Executive Officer of Hatchtech Pty. Limited where he led the company from research through to international Phase II human clinical trials.  Dr. MacLeman was responsible for opening up animal health and agricultural opportunities, climaxing in an agreement with one of the top three global chemicals companies.  Prior to this, he was Chief Operating Officer of Imugene Ltd. and Vice President at Agenix Ltd.  Dr. MacLeman has also previously founded life sciences start-ups and worked in investment banking focusing on the analysis and financing of technology companies.

Thomas G. Howitt, BCom, CA, FTIA, ACIS, AICPA (Company Secretary and Chief Financial Officer)

Mr. Howitt, 47, was appointed as the group’s first full-time Chief Financial Officer on June 1, 2004 and as its Company Secretary on June 30, 2005.  During his 20-plus year career, he has served as CFO and Company Secretary for a number of companies, listed on both the ASX and several foreign stock exchanges.  His wide experience covers all facets of financial management and control across a variety of industries, including resources and technology (domestic and international), having been instrumental in the successful development, patenting and subsequent commercialisation of several innovative technologies.  He has played key roles in the raising of bank debt and equity capital and the management of complex due diligence programs and has worked as a senior Taxation Consultant for Ernst & Young and in the investment banking industry.  He also serves as President of the Company’s Canadian-listed subsidiary, Gtech International Resources Limited.

Alison J. Mew, MSc Hons (Chief Operating Officer)

Ms. Mew, 53, was appointed as the Group’s Chief Operating Officer on August 31, 2009.  Prior to joining the Group, she had extensive experience in the bio-pharmaceutical industry in operations management roles - both in Australia and overseas.  Her most recent corporate experience was 13 years with CSL Ltd., in senior executive positions across the Animal Health, Biosciences and Pharmaceutical Divisions - managing vaccines, diagnostics and other biologicals manufacture.  Just prior to joining Genetic Technologies Limited, Ms. Mew spent three years providing consulting services in both operational and strategic management areas to both local and international organizations.

Dr. David J. Sparling BVSc (Hons), LLB (Hons), Grad Dip Corp Governance (Vice President Legal and Corporate Development)

Dr. Sparling, 39, was appointed as the Group’s first Vice President Legal and Corporate Development on October 26, 2009.  He is an experienced corporate development executive who has been appointed to drive M&A, expansion and strategy development.  Dr. Sparling’s expertise includes: senior executive management, intellectual property maintenance and defence, licensing, corporate governance, corporate finance and strategic planning.  His experience extends to both pharmaceutical and diagnostic applications; in both human and animal health.  Prior to joining the Group, Dr. Sparling was chief operating officer for Solbec Pharmaceuticals Ltd., a publicly listed bio-pharmaceutical company based in Perth, Western Australia.  Prior to this, he was Commercial Counsel for Agenix Limited, a listed biotechnology company in Queensland.  He currently serves as Chairman of ASX-listed FYI Resources Limited.

Gregory J. McPherson BA, BBus (Vice President Sales and Marketing)

Mr. McPherson, 47, was appointed as the Group’s first Vice President Sales and Marketing on July 20, 2009.  He brings over 20 years experience in developing both retail and consumer businesses in Australia and the Asian region, including the development of new retail formats and multi-media campaigns for chains such as Mitre 10, Spotlight and Symbion Health.  There, his expertise in multi-site customer operations translated strategy into broad line management accountability.  Overseas assignments in Asia for Whirlpool Corporation included setting up Joint Ventures in China and India and Pan-Asian supplier negotiations.  Whilst working in Australia, he assisted in the development of manufacturer/wholesalers such as Electrolux, Whirlpool and Brivis/Carrier, where he implemented advanced measurement and process improvement techniques directly increasing profitability and shareholder value.

Ivan Jasenko, BAppSc (Hons) (Quality and Regulatory Manager)

Mr. Jasenko, 46, was appointed as the Group’s first Quality and Regulatory Manager on August 16, 2010.  He has over ten years local and international Biopharmaceutical experience in both human and animal health in Quality and Regulatory roles, particularly with FDA and TGA compliance ranging from the manufacture of vaccines and IVD’s to proteins and cell culture.  He was appointed to obtain and maintain compliance certification with relevant U.S. and European regulatory authorities for the Group’s products.  Most recently, he held senior leadership roles with Intervet-Schering Plough and prior to that ICPBio, a publicly listed New Zealand protein biologics manufacturer acquired by MP Biomedicals.  He is well versed in Asia Pacific, U.S. and European regulatory requirements and GMP, ISO9001/ISO15189/ISO13485 and 21CFR820 Quality System requirements.

Lewis J. Stuart, BA (President and General Manager — Phenogen Sciences Inc.)

Mr. Stuart, 52, was appointed as General Manager — Phenogen Sciences Inc. on June 16, 2010 and subsequently as its first President on April 16, 2011.  He brings more than 28 years of health sector sales and marketing experience across multiple therapeutic categories including women’s health, infectious disease and endocrinology.  Mr. Stuart most recently served as Senior Vice President, Commercial Operations at cardiovascular drug developer CV Therapeutics (“CVT”), where he led the launch of Ranexa™ and played a significant role in growing CVT’s market cap from $300 million to its $1.5 billion acquisition by Gilead.  In this role, Mr. Stuart had responsibility for sales, marketing, medical affairs, managed care and investor relations.  Prior to CVT, Mr. Stuart held senior sales and marketing positions within the biotechnology sector, including six years as Vice President, Sales at Agouron Pharmaceuticals, Inc., a Pfizer company.  Earlier in Mr. Stuart’s career, he directed the sales teams for several cardiovascular products at Bristol Myers Squibb, Inc. and has also held senior sales and marketing positions with Solvay Pharmaceuticals, Centocor and Upjohn.

Item 6.B                   Compensation

Details of the nature and amount of each major element of the compensation of each director of the Company and each of the named officers of the Company and its subsidiaries, for services in all capacities during the financial year ended June 30, 2011 are listed below.  All figures are stated in Australian dollars (AUD).

Name and title of		Short-term		Post-employment	Long-term	Share-based
Directors	Year	Salary/fees	Other	Superannuation	Long service leave	Options	Totals
		$	$	$	$	$	$
Sidney C. Hack	2011	24,500	—	51,800	—	—	76,300
Non-Executive Chairman	2010	16,474	—	51,077	—	—	67,551

Tommaso Bonvino	2011	50,000	—	4,500	—	—	54,500
Non-Executive Director	2010	29,935	—	2,694	—	—	32,629

Dr. Malcolm R. Brandon	2011	30,000	—	24,500	—	—	54,500
Non-Executive Director	2010	37,115	—	3,340	—	—	40,455

Huw D. Jones	2011	50,000	—	4,500	—	—	54,500
Non-Executive Director	2010	50,000	—	4,500	—	—	54,500

Fred Bart (note 1)	2011	—	—	—	—	—	—
Ex. Non-Executive Chairman	2010	28,134	—	2,532	—	—	30,666

Sub-totals for Directors	2011	154,500	—	85,300	—	—	239,800
	2010	161,658	—	64,143	—	—	225,801

Name and title of		Short-term		Post-employment	Long-term	Share-based
Executives	Year	Salary/fees	Other	Superannuation	Long service leave	Options	Totals
		$	$	$	$	$	$
Dr. Paul D.R. MacLeman	2011	250,000	51,000	27,090	594	54,450	383,134
Chief Executive Officer	2010	224,653	45,000	24,268	186	—	294,107

Thomas G. Howitt	2011	214,000	—	19,260	7,059	22,688	263,007
Chief Financial Officer and Company Secretary	2010	214,000	—	19,260	5,754	28,257	267,271

Alison J. Mew	2011	171,200	—	15,408	356	22,688	209,652
Chief Operating Officer	2010	133,948	—	12,055	78	—	146,081

Lewis J. Stuart (note 3)	2011	272,937	—	—	—	36,300	309,237
General Manager US ops.	2010	—	—	—	—	—	—

Gregory J. McPherson	2011	175,100	—	15,759	376	22,688	213,923
VP Sales and Marketing	2010	162,371	—	14,613	93	—	177,077

Dr. David J. Sparling	2011	185,400	—	16,686	368	22,688	225,142
VP Legal and Corp. Develop.	2010	115,846	—	10,426	76	—	126,348

Sub-totals for Executives	2011	1,268,637	51,000	94,203	8,753	181,502	1,604,095
	2010	850,818	45,000	80,622	6,187	28,257	1,010,884

Total remuneration of	2011	1,423,137	51,000	179,503	8,753	181,502	1,843,895
Key Management Personnel	2010	1,012,476	45,000	144,765	6,187	28,257	1,236,685

Note:         The Company and the Group had six Executives, as defined, during the year ended June 30, 2011.

The column above entitled “Other” of $51,000 (2010: $45,000) comprises bonuses (refer notes below).

The details of those Executives nominated as Key Management Personnel under section 300A of the Corporations Act 2001 have been disclosed in this Report.  No other employees of the Company meet the definition of “Key Management Personnel” as defined in IAS 24 / (AASB 124) Related Party Disclosures, or “senior manager” as defined in the Corporations Act 2001.

Notes:

1.                   Mr. Bart resigned as Chairman of the Company on November 24, 2009.

2.                   During the year ended June 30, 2011, Dr. MacLeman received an STI payment of $51,000 (2010: $45,000).

3.                   Mr. Stuart was appointed as General Manager of Phenogen Sciences Inc., the Company’s wholly-owned US subsidiary, on July 5, 2010 and as its inaugural President on April 16, 2011.

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

As of the date of this Annual Report, there were seven executives and 19 employees who have been granted options under the Plans.  Options issued under the Plan carry no rights to dividends and no voting rights.

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

Year ended June 30, 2011:

During the year ended June 30, 2011, a total of 17,300,000 options over the Company’s ordinary shares were issued to executives and certain employees of the Group.  Each option, which was issued at no charge, entitles the holder to acquire one ordinary share in the Company at exercise prices ranging from $0.045 to $0.19 cents each up to, and including, March 31, 2016, unless exercised before that date.  The majority of the options vest in three equal tranches after 12 months, 24 months and 36 months from the date of grant, respectively.

Also during the 2011 financial year, a total of 950,000 options that had previously been issued to employees lapsed.  Of this number, a total of 200,000 options were forfeited, whilst the remaining 750,000 options expired.  Option holders do not have any right, by virtue of their options, to participate in any share issue of the Company or any related body corporate.

As of the date of this Annual Report, there was a total of 19,275,000 options outstanding.

Prior option issues:

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

During the years ended June 30, 2011, 2010 and 2009, the Company recorded a share-based payments (credit)/expense in respect of the options granted of $253,851, $5,866 and $(43,497), respectively.

The following is additional information relating to the options granted under the respective Plans as of June 30, 2011:

	Options outstanding			Options exercisable
Range of exercise prices	Number of options	Weighted average exercise price	Remaining weighted average contractual life (years)	Number of options	Weighted average exercise price
$0.01 - $0.10	12,500,000	$0.045	3.85	—	$0.045
$0.11 - $0.20	4,800,000	$0.19	4.75	—	$0.19
$0.21 - $0.30	1,700,000	$0.22	1.32	1,700,000	$0.22
$0.31 - $0.40	150,000	$0.40	0.92	150,000	$0.40
$0.41 - $0.50	250,000	$0.43	0.12	250,000	$0.43
$0.51 - $0.60	250,000	$0.53	0.12	250,000	$0.53
	19,650,000	$0.11	3.73	2,350,000	$0.29

The following is additional information relating to the options granted under the respective Plans as of June 30, 2010:

	Options outstanding			Options exercisable
Range of exercise prices	Number of options	Weighted average exercise price	Remaining weighted average contractual life (years)	Number of options	Weighted average exercise price
$0.21 - $0.30	1,900,000	$0.22	2.32	1,425,000	$0.22
$0.31 - $0.40	150,000	$0.40	1.92	150,000	$0.40
$0.41 - $0.50	1,000,000	$0.47	0.31	1,000,000	$0.47
$0.51 - $0.60	250,000	$0.53	0.47	250,000	$0.53
	3,300,000	$0.33	1.55	2,825,000	$0.34

The following is additional information relating to the options granted under the respective Plans as of June 30, 2009:

	Options outstanding			Options exercisable
Range of exercise prices	Number of options	Weighted average exercise price	Remaining weighted average contractual life (years)	Number of options	Weighted average exercise price
$0.21 - $0.30	2,400,000	$0.22	3.32	—	N/A
$0.31 - $0.40	150,000	$0.40	2.92	112,500	$0.40
$0.41 - $0.50	1,400,000	$0.47	1.31	1,312,500	$0.47
$0.51 - $0.60	450,000	$0.54	1.47	387,500	$0.55
	4,400,000	$0.34	2.48	1,812,500	$0.48

The fair value for the options issued to employees was estimated at the date of grant using a Black-Scholes option-pricing model with the following weighted-average assumptions for June 30:

June 30,
	2011	2010	2009
Risk Free Interest Rate	4.60% to 5.04%	N/A	N/A
Expected Dividend Yield	—	N/A	N/A
Historic and Expected Volatility	84% to 95%	N/A	N/A
Option Exercise Prices	$0.045 to $0.19	N/A	N/A
Weighted Average Exercise Price	$0.085	N/A	N/A
Expected Lives	3.94 years	N/A	N/A

A total of 17,300,000 options were granted during the year ended June 30, 2011.  No options were granted during the years ended June 30, 2010 and June 30, 2009.

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

Item 6.C                          Board Practices

The Board of Directors

Under our Constitution, our Board of Directors is required to comprise at least three Directors.  As of the date of this Annual Report, our Board comprised five Directors.

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

The Board meets to discuss business regularly throughout the year, with additional meetings being held when circumstances warrant.  Included in the table below are details of the meetings of the Board and the committees of the Board that were held during the 2011 financial year.

	Directors’ meetings		Sub-Committees of the Board
			Audit		Corporate Governance
Name of Director	Eligible	Attended	Eligible	Attended	Eligible	Attended
Sidney C. Hack	14	14	2	2	1	1
Tommaso Bonvino	14	14	—	—	1	1
Dr. Malcolm R. Brandon	14	12	2	2	—	—
Huw D. Jones	14	14	2	2	1	1

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

Committee membership

As at the date of this Report, the Company had an Audit Committee and a Corporate Governance Committee of the Board of Directors (the latter being formerly known as the Nomination and Remuneration Committee).  The individuals who served as members of these Committees during the financial year were:

	Audit Committee	Corporate Governance Committee
Name of Member	Period served	Period served
Sidney C. Hack	July 1, 2010 to June 30, 2011	July 1, 2010 to June 30, 2011
Tommaso Bonvino	Not applicable	July 1, 2010 to June 30, 2011
Dr. Malcolm R. Brandon	July 1, 2010 to June 30, 2011	Not applicable
Huw D. Jones	July 1, 2010 to June 30, 2011	July 1, 2010 to June 30, 2011

Notes:

1.          In accordance with the Charter, the auditor attended one meeting of the Audit Committee at the request of the Committee.

2.          Mr. Hack served as the Chairman of both Sub-Committees from July 1, 2010 to June 30, 2011.

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

Item 6.D                          Employees

As of the date of this Annual Report, the Group comprising the Company and its subsidiaries, employed 58 full-time equivalent employees.  The number of full-time equivalent employees as of the end of each respective financial year ended June 30 are as follows:

2011	60
2010	54
2009	65

Item 6.E                            Share Ownership

The relevant interest of the directors in the share capital of the Company as notified by them to the Australian Securities Exchange in accordance with section 205G(1) of the Corporations Act 2001 as of the date of this Annual Report is as follows:

Director	Ordinary shares	Percentage of Capital held
Sidney C. Hack	—	N/A
Tommaso Bonvino	—	N/A
Dr. Malcolm R. Brandon	—	N/A
Dr. Mervyn Cass	473,667	0.10%
Huw D. Jones	797,887	0.17%

Notes:             As of the date of this Annual Report, no options over Ordinary Shares are held by the Directors.

Item 7.                                       Major Shareholders and Related Party Transactions

Item 7.A                          Major Shareholders

The table below sets forth the beneficial owners of 5% or more of our voting securities as of November 15, 2011:

Name	Number of Ordinary Shares held	Percentage of Capital held

Dr. Mervyn Jacobson	149,145,492 (refer note)	32.1%

Note: Includes shares held by Mervyn Jacobson ApS and JGT ApS.

The number of Ordinary Shares on issue in Genetic Technologies as of the date of this Annual Report was 464,605,152.  The number of holders of Ordinary Shares in Genetic Technologies as of the date of this Annual Report was approximately 3,100.

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

Item 7.B                          Related Party Transactions

During the year ended June 30, 2011:

•             The Company and GeneType Pty. Ltd., a subsidiary, collectively paid a total of $84,583 (2010: $579,806) to Bankberg Pty. Ltd. (“Bankberg”), a company associated with a former Director and majority shareholder of the Company, Dr. Mervyn Jacobson, for rent and its share of body corporate expenses in respect of the office and laboratory premises in Fitzroy, Victoria that are leased by the Group.  On August 20, 2010, Bankberg Pty. Ltd. sold the Fitzroy premises to an unrelated third party.

•             The Company paid a total of $50,000 (2010: $50,000) to Dr. Jacobson in respect of an administrative allowance associated with his role as the Company’s Vice President Global Licensing and Intellectual Property.  Also during the year, Genetic Technologies Limited paid a total of $924,679 (2010: $238,100) to Transmedia Inc., another company associated with Dr. Jacobson, in respect of commissions paid in relation to licensing services provided to the Company and reimbursement of associated travel expenses of $152,033 (2010: $153,151).  During the 2011 financial year, Dr. Jacobson also served as Chief Executive Officer of ImmunAid Pty. Ltd., a subsidiary.  He received no compensation in respect of this role.

All transactions with Key Management Personnel have been entered into under terms and conditions no more favourable than those which the entity would have adopted if dealing at arm’s length.  Please refer below for a description of transactions with Key Management Personnel.

Item 7.C                         Interests of Experts and Counsel

Not applicable.

Item 8.                                   Financial Information

Item 8.A                          Consolidated Statements and Other Financial Information

The information included in Item 18 of this Annual Report is referred to and incorporated by reference into this Item 8.A.

Litigation and Other Legal Proceedings

Australian Federal Court Patent Proceeding

In June 2010, a group of Australian plaintiffs initiated litigation in the Australian Federal Court challenging the validity of certain claims of an Australian patent owned by Myriad Genetics Inc. (Australian patent 686004 - “‘004”).  Genetic Technologies was named as a respondent to this matter by virtue of the fact that Genetic Technologies is the exclusive licensee of the BRCA patents in Australia (which includes the ‘004 patent).

This matter bears a striking resemblance to the US litigation filed by the American Civil Liberties Union against Myriad’s US patent equivalent in which a US Federal District Court ruled that isolated DNA sequences are not eligible for patent protection because of the fact that they are “products of nature”.  On July 29, 2011, Myriad successfully appealed this decision with the Federal Circuit Court of Appeals reversing the decision of the United States District Court for the Southern District of New York.

On September 30, 2011, Genetic Technologies filed documents with the Australian Federal Court to the effect that Genetic Technologies submits to the orders of the Court and takes no further part in the proceedings.

We do not express an opinion as to the probable outcome of any of the pending or threatened litigation or disputes referred to above or to estimate the potential amount or range of any loss, but do not believe any amounts to be material to the Company.

With the exception of the above proceedings, and the two U.S. patent infringement suits currently on file that were initiated by us as part of our licensing assertion program (refer Item 4.B for details), we are unaware of any other material proceedings involving us.

Dividends

Until our businesses are profitable beyond our expected research and development needs, our Directors are unlikely to be able to recommend that any dividend be paid to our shareholders.  Our Directors will not resolve a formal dividend policy until we generate profits.  Our current intention is to reinvest our income in the continued development and expansion of our businesses.

Item 8.B                   Significant Changes to Financial Information

Our consolidated financial statements are set out on pages F1 to F40 of this Annual Report (refer to Item 18).

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

Significant Other Changes

On July 13, 2010, the Company announced that it had granted a total of 12,000,000 options over ordinary shares in the Company to members of its Senior Leadership team.  The options were issued pursuant to the Company’s Employee Share Option Plan, which was approved by shareholders on November 19, 2008, and each option entitles the holders to acquire one ordinary share in the Company at a price of $0.045 at any time up to, and including, May 8, 2015.  The exercise price represented a 25% premium to the volume weighted average price of the Company’s shares on the ASX for the 20 trading days preceding the date on which the options were granted.

On January 20, 2011, the Company announced that it had filed a further patent infringement law suit in the USA, this time in the US District Court, Western District of Texas, Austin Division.  The action followed the successful initial patent infringement law suit which GTG had filed in the US District Court, Western District of Wisconsin, in relation to infringement of the Company’s non-coding patents.  The counterparties to the new action were companies associated with Sonic Healthcare Limited.

On February 3, 2011, GTG granted a further 500,000 options over ordinary shares in the Company to a senior employee.  Each option, which was granted at nil cost, entitles the holder to acquire one ordinary share in the Company at a price of $0.045 at any time up to, and including, September 30, 2015.

On April 13, 2011, the Company announced that it had successfully concluded the first patent infringement law suit it had instigated in the US District Court, Western District of Wisconsin against nine US companies in February 2010.

On April 27, 2011, Company announced that it had gained certification of its Australian laboratory under the US Clinical Laboratories Improvements Amendments, as regulated by the Centers for Medicare and Medicaid in Baltimore, Maryland.  This certification, which enables the Company to accept and test samples from US residents, was the culmination of preparations required for the US launch of the Company’s BREVAGenTM breast cancer risk test.

On May 26, 2011, Company announced that it had filed a third patent infringement law suit in the US District Court, District of Colorado, asserting infringement of its primary non-coding patent against ten parties including Agilent Technologies Inc., Bristol-Myers Squibb Company, GlaxoSmithKline PLC and Pfizer Inc.

Also on May 26, 2011, the Company granted a further 4,800,000 options over ordinary shares in the Company to a number of employees, including its newly-recruited US sales staff.  Each option, which was granted at nil cost, entitles the holder to acquire one ordinary share in the Company at a price of $0.19 at any time up to, and including, March 31, 2016.

On June 1, 2011, former subsidiary Frozen Puppies Dot Com Pty. Ltd. was deregistered.

During the 2011 financial year, Genetic Technologies Limited executed Settlement and License Agreements in respect of the Company’s non-coding technologies with companies including Monsanto Company, Beckman Coulter Inc. / Clinical Data Inc., Interleukin Genetics Inc., Innogenetics NV, Pioneer Hi-Bred International Inc., Qiagen NV, Sunrise Medical Laboratories, Orchid Cellmark Inc., ViennaLab Diagnostics GmbH and Navigenics Inc.

On July 27, 2011, the Company announced that it had issued by way of private placement a total of 60,000,000 ordinary shares in the Company to institutional and sophisticated investors in the U.S.A. and Australia.  The placement, in which the shares were issued at a price of $0.195 each, raised a total of $11,700,000 in cash, before the payment of associated expenses of $805,463.  All of the shares were issued in accordance with ASX Listing Rule 7.1 and, as such, shareholder approval for the placement was not required.  Proceeds from the placement will be used to fund acquisition growth in the molecular diagnostics field focusing on women’s cancer and management, and to accelerate the roll-out of the Company’s lead cancer risk test BREVAGenTM in the U.S.A.

On October 3, 2011, Dr. Mervyn Cass was appointed as a Director of the Company.

Also on October 3, 2011, a total of 1,000,000 options over ordinary shares in the Company were granted to a senior employee.  Each option, which was granted a nil cost, entitles the holder to acquire one ordinary share in the Company at a price of $0.20 at any time up to, and including July 31, 2016, subject to first satisfying certain vesting restrictions.

On October 24, 2011, a total of 875,000 options over ordinary shares in the Company which had been previously been granted to former employees were forfeited.

There were no other significant changes in the state of affairs that are not described elsewhere in this Annual Report.

Since June 30, 2011, there has not been any other matter or circumstance, other than as referred to elsewhere in this Annual Report, Note 35 of the attached Financial Statements or the notes thereto, that has arisen that has significantly affected, or may significantly affect our operations, results of those operations or the state of our affairs in future years.

Item 9.                                     The Offer and Listing

Item 9.A                          Offer and Listing Details

The Company’s Ordinary Shares were listed on the Australian Securities Exchange (the “ASX”) in July 1987.  Set out below is the highest and lowest market quotations for the Ordinary Shares reported on the Daily Official List of the ASX since that date.

Financial Year	Period Covered	High	Low
		(in $0.00)
Yearly data 2007	Year ended June 30, 2007	0.42	0.12
2008	Year ended June 30, 2008	0.26	0.09
2009	Year ended June 30, 2009	0.10	0.03
2010	Year ended June 30, 2010	0.063	0.033
2011	Year ended June 30, 2011	0.285	0.02

Quarterly data 2010	Quarter ended September 30, 2009	0.063	0.05
	Quarter ended December 31, 2009	0.057	0.034
	Quarter ended March 31, 2010	0.048	0.033
	Quarter ended June 30, 2010	0.044	0.034

2011	Quarter ended September 30, 2010	0.04	0.026
	Quarter ended December 31, 2010	0.039	0.02
	Quarter ended March 31, 2011	0.155	0.034
	Quarter ended June 30, 2011	0.285	0.078

Monthly data 2011	Month ended June 30, 2011	0.245	0.14
	Month ended July 31, 2011	0.35	0.175
	Month ended August 31, 2011	0.225	0.155
	Month ended September 30, 2011	0.225	0.145
	Month ended October 31, 2011	0.175	0.115

As of the date of this Annual Report, we had 464,605,152 Ordinary Shares on issue, without par value.  See Item 10B “Our Constitution” for a detailed description of the rights attaching to our shares and Item 12D “American Depositary Receipts” for a description of the rights attaching to the American Depositary Shares.

The Company’s securities are also listed on NASDAQ Capital Market (under the ticker GENE) in the form of American Depositary Shares.  Each American Depositary Share evidences thirty Ordinary Shares.  Since listing on the NASDAQ Global Market on September 2, 2005, the ADRs have traded in a range from a low of USD 0.35 to a high of USD 13.85.  The most recent sale of the Company’s ADRs, as recorded on November 15, 2011, occurred at a price of USD 4.01.

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

Starting in January 14, 2002, the ADSs traded in the USA over-the-counter market under the symbol “GNTLY” and dealers’ prices for the ADSs have been quoted in the “pink sheets” published by the National Quotations Bureau, Inc.  Commencing on September 2, 2005, our ADSs were listed on the NASDAQ Global Market and, subsequently, the NASDAQ Capital Market, under the ticker “GENE”.

The Company has registered one class of American Depositary Shares (ADSs) on Form F-6 pursuant to the U.S. Securities Act  of 1933, as amended.  One ADS represents thirty Ordinary Shares without par value.  As of June 30, 2011, there were 2,015,574 ADSs outstanding.

The table below sets forth the high and low sales prices in United States dollars for the ADSs during the periods indicated:

Financial Year	Period Covered	High	Low
		(in USD)
Yearly data 2007	Year ended June 30, 2007	10.00	3.50
2008	Year ended June 30, 2008	5.21	2.26
2009	Year ended June 30, 2009	4.99	0.35
2010	Year ended June 30, 2010	1.99	0.90
2011	Year ended June 30, 2011	9.80	0.65

Quarterly data 2010	Quarter ended September 30, 2009	1.99	1.25
	Quarter ended December 31, 2009	1.55	1.00
	Quarter ended March 31, 2010	1.53	1.00
	Quarter ended June 30, 2010	1.35	0.90

2011	Quarter ended September 30, 2010	1.15	0.79
	Quarter ended December 31, 2010	1.11	0.65
	Quarter ended March 31, 2011	6.94	0.95
	Quarter ended June 30, 2011	9.80	2.29

Monthly data 2011	Month ended June 30, 2011	7.90	4.26
	Month ended July 31, 2011	11.06	5.50
	Month ended August 31, 2011	8.10	4.30
	Month ended September 30, 2011	7.40	4.32
	Month ended October 31, 2011	5.20	3.65

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

Item 9.D                          Selling Shareholders

Not applicable.

Item 9.E                            Dilution

Not applicable.

Item 9.F                            Expenses of the Issue

Not applicable.

Item 10.                            Additional Information

Item 10.A                   Share Capital

As of June 30, 2011, we had a total of 404,605,152 Ordinary Shares on issue.  None of these shares were subject to any form of escrow as of that date and, as such, all of the shares were listed on the Australian Securities Exchange and were freely tradable.

Based on our review of shareholder records (based solely on the addresses), as of June 30, 2011 there were 45 U.S. resident shareholders of our Ordinary Shares holding 16,467,543 shares representing 4.1% of the total issued and outstanding Ordinary Shares.  Our Ordinary Shares do not have a par value.  These figures do not include any Ordinary Shares which may held by U.S. residents in the form of American Depositary Receipts (ADRs).

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

On July 27, 2011, the Company announced that it had issued by way of private placement a total of 60,000,000 ordinary shares in the Company to institutional and sophisticated investors in the USA and Australia.  The placement, in which the shares were issued at a price of $0.195 each, raised a total of $11,700,000 in cash, before the payment of associated expenses of $805,463.  All of the shares were issued in accordance with ASX Listing Rule 7.1 and, as such, shareholder approval for the placement was not required.  Proceeds from the placement will be used to fund acquisition growth in the molecular diagnostics field focusing on women’s cancer and management, and to accelerate the roll-out of the Company’s lead cancer risk test BREVAGenTM in the U.S.A.

As of June 30, 2011 and 2010, the following outstanding unlisted options, together with their respective ASX codes and expiry dates, were convertible into Ordinary Shares. The exercise prices are quoted in Australian dollars.

Option description	2011	Weighted ave. exercise price	2010	Weighted ave. exercise price

GTGAA (expiring September 6, 2010)	—	—	750,000	$0.48
GTGAD (expiring August 12, 2011)	250,000	$0.43	250,000	$0.43
GTGAE (expiring August 12, 2011)	250,000	$0.53	250,000	$0.53
GTGAH (expiring May 31, 2012)	150,000	$0.40	150,000	$0.40
GTGAI (expiring May 8, 2015)	12,000,000	$0.045	—	—
GTGAK (expiring September 30, 2015)	500,000	$0.045	—	—
GTGAW (expiring March 31, 2016)	4,500,000	$0.19	—	—
GTGAW (expiring May 31, 2012)	300,000	$0.19	—	—
GTGAY (expiring October 23, 2012)	1,700,000	$0.22	1,900,000	$0.22

Balance at the end of the financial year	19,650,000	$0.11	3,300,000	$0.33

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

Item 10.C                   Material Contracts

There were no material contracts entered into during the year preceding the date of this Annual Report which were outside the ordinary course of business.  See also Item 4.B “Our Licenses and Commercial Collaborations”.

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

Takeovers Act

There are no limitations, either under the laws of Australia or under the Company’s Constitution, to the right of non-residents to hold or vote Genetic Technologies Ordinary Shares other than the Commonwealth Foreign Acquisitions and Takeovers Act 1975 (the “Takeovers Act”).  The Takeovers Act may affect the right of non-Australian residents, including US residents, to hold Ordinary Shares but does not affect the right to vote, or any other rights associated with, any Ordinary Shares held in compliance with its provisions.  Acquisitions of shares in Australian companies by foreign interests are subject to review and approval by the Treasurer of the Commonwealth of Australia under the Takeovers Act.  The Takeovers Act applies to any acquisition of outstanding shares of an Australian company that exceeds, or results in a foreign person or persons controlling the voting power of more than a certain percentage of those shares.  The thresholds are 15% where the shares are acquired by a foreign person, or group of associated foreign persons, or 40% in aggregate in the case of foreign persons who are not associated.  Any proposed acquisition that would result in an individual foreign person (with associates) holding more than 15% must be notified to the Treasurer in advance of the acquisition.  As of the date of this Annual Report, approximately 38.3% of the outstanding Ordinary Shares in the Company were held by shareholders whose registered addresses were located outside Australia (excluding Ordinary Shares which were held in ADR format).  In addition to the Takeovers Act, there are statutory limitations in Australia on foreign ownership of certain businesses, such as banks and airlines, not relevant to the Company.  However, there are no other statutory or regulatory provisions of Australian law or Australian Securities Exchange requirements that restrict foreign ownership or control of Genetic Technologies.

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

The discussion does not address any aspects of U.S. taxation other than federal income taxation or any aspects of Australian taxation other than federal income taxation, stamp duty and goods and services tax.  This discussion does not necessarily address all aspects of U.S. or Australian federal tax considerations that may be important to particular investors in light of their individual investment circumstances or investors subject to special tax regimes, like broker-dealers, insurance companies, banks or other financial institutions, tax-exempt organizations, regulated investment companies, real estate investment trusts or financial asset securitization investment trusts, persons who actually or constructively own 10% or more of our ADRs or Ordinary Shares, persons who hold ADRs or Ordinary Shares as part of a straddle, hedge, conversion or constructive sale transaction or other integrated transaction, persons who have elected mark-to-market accounting, U.S. holders whose functional currency is not the U.S. dollar, U.S. expatriates, investors liable for the alternative minimum tax, partnerships and other pass-through entities, or persons who acquired their ADRs or Ordinary Shares through the exercise of options or similar derivative securities or otherwise as compensation.  Prospective investors are urged to consult their tax advisers regarding the U.S. and Australian federal, state and local tax consequences and any other tax consequences of owning and disposing of ADRs and shares.

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

Taxation of Dividends

Australia operates a dividend imputation system under which dividends may be declared to be “franked” to the extent of tax paid on company profits.  Fully franked dividends are not subject to dividend withholding tax.  Dividends payable by our company to non-Australian resident stockholders will be subject to dividend withholding tax, to the extent the dividends are unfranked.  Dividend withholding tax will be imposed at 30%, unless a stockholder is a resident of a country with which Australia has a double taxation agreement.  Under the provisions of the Treaty, the Australian tax withheld on unfranked dividends paid by us to which a resident of the United States is beneficially entitled is generally limited to 15% if the U.S. resident holds less than 10% of the voting rights of our company, unless the shares are effectively connected to a permanent establishment or fixed base in Australia through which the stockholder carries on business or provides independent personal services, respectively.  Where a U.S. corporate resident holds 10% or more of the voting rights of our company, the withholding tax rate is reduced to 5%.

Tax on Sales or other Dispositions of Shares - Capital Gains Tax

Non-Australian resident stockholders who hold their shares in us on capital account will not be subject to Australian capital gains tax on any gain made on a sale or other disposal of our shares, unless they hold 10% or more of our issued capital and the Company holds real property situated in Australia, the market value of which is 50% or more of the market value of the Company.  The Australian Taxation Office maintains the view that the Treaty does not limit Australian capital gains tax.  Australian capital gains tax applies to net capital gains charged at a taxpayer’s marginal tax rate but, for certain stockholders, a discount of the capital gain may apply if the shares have been held for 12 months or more.  For individuals, this discount is 50%.  For superannuation funds, the discount is 33%.  There is no discount for a company that derives a net capital gain.  Net capital gains are calculated after deducting capital losses, which may only be offset against such gains.

Tax on Sales or other Dispositions of Shares - Stockholders Holding Shares on Revenue Account

Some non-Australian resident stockholders may hold shares on revenue rather than on capital account, for example, share traders.  These stockholders may have the gains made on the sale or other disposal of the shares included in their assessable income under the ordinary income provisions of the income tax law, if the gains are sourced in Australia.  Non-Australian resident stockholders assessable under these ordinary income provisions in respect of gains made on shares held on revenue account would be assessed for those gains at the Australian tax rates for non-Australian residents, which start at a marginal rate of 29%.  Some relief from the Australian income tax may be available to non-Australian resident stockholders under the Treaty, for example, because the stockholder derives business profits not through a permanent establishment in Australia.  To the extent an amount would be included in a non-Australian resident stockholder’s assessable income under both the capital gains tax provisions and the ordinary income provisions, the capital gain amount would generally be reduced, so that the stockholder would not be subject to double tax on any part of the income gain or capital gain.

Dual Residency

If a stockholder were a resident of both Australia and the United States under the respective domestic taxation laws of those countries, that stockholder may be subject to tax as an Australian resident.  If, however, the stockholder is determined to be a U.S. resident for the purposes of the Treaty, the Australian tax would be subject to limitation by the Treaty.  Stockholders should obtain specialist taxation advice in these circumstances.

Stamp Duty

Any transfer of shares through trading on the Australian Securities Exchange, whether by Australian residents or foreign residents, is not subject to stamp duty within Australia.

Australian Death Duty

Australia does not have estate or death duties.  Further, no capital gains tax liability is realized upon the inheritance of a deceased person’s shares but, rather, the subsequent disposal of inherited shares by beneficiaries may give rise to a capital gains tax liability.

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

Subject to certain exceptions for short-term and hedged positions, a dividend that a non-corporate holder receives on an ADR in a taxable year beginning before January 1, 2013 will be subject to a maximum tax rate of 15% if the dividend is a “qualified dividend” (for tax years beginning after January 1, 2013, the treatment of dividends and the maximum potential tax rate is subject to change, and unless tax law changes are implemented in the interim, dividends received by non-corporate holders could be subject to ordinary income treatment and a corresponding tax rate of up to 39.6%).  A dividend on an ADR will be a qualified dividend if (i) either (a) the ADRs are readily tradable on an established market in the United States or (b) we are eligible for the benefits of a comprehensive income tax treaty with the United States that the Secretary of the Treasury determines is satisfactory for purposes of these rules and that includes an exchange of information program, and (ii) we were not, in the year prior to the year the dividend was paid, and are not, in the year the dividend is paid, a passive foreign investment company (“PFIC”).  The ADRs are listed on the NASDAQ Capital Market, which should qualify them as readily tradable on an established securities market in the United States.  In any event, the Treaty satisfies the requirements of clause (i)(b), and we are a resident of Australia entitled to the benefits of the Treaty.  Based on our audited financial statements and relevant market and shareholder data, we believe we were not a PFIC for U.S. federal income tax purposes for our taxable years ended June 30, 2010 and June 30, 2011, respectively, but we may be classified as a PFIC in the current taxable year.  Given that the determination of PFIC status involves the application of complex tax rules, and that it is based on the nature of our income and assets from time to time, no assurances can be provided that we will not be considered a PFIC for the current (or any past or future) taxable year.  In addition, as described in the section below entitled “Passive Foreign Investment Company Rules,” if we were a PFIC in a year while a U.S. holder held an ADR, and if the U.S. holder has not made a qualified electing fund election effective for the first year the U.S. holder held the ADR, the ordinary share underlying the ADR remains an interest in a PFIC for all future years or until such an election is made. The IRS takes the position that such rule will apply for purposes of determining whether an ADR is an interest in a PFIC in the year a dividend is paid or in the prior year, even if we do not satisfy the tests to be a PFIC in either of those years.  Even if dividends on the ADRs would otherwise be eligible for qualified dividend treatment, in order to qualify for the reduced qualified dividend tax rates, a non-corporate holder must hold the ordinary share on which a dividend is paid for more than 60 days during the 120-day period beginning 60 days before the ex-dividend date, disregarding for this purpose any period during which the non-corporate holder has an option to sell, is under a contractual obligation to sell or has made (and not closed) a short sale of substantially identical stock or securities, is the grantor of an option to buy substantially identical stock or securities or, pursuant to Treasury regulations, has diminished their risk of loss by holding one or more other positions with respect to substantially similar or related property.  In addition, to qualify for the reduced qualified dividend tax rates, the non-corporate holder must not be obligated to make related payments with respect to positions in substantially similar or related property.  Payments in lieu of dividends from short sales or other similar transactions will not qualify for the reduced qualified dividend tax rates.

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

Any Australian withholding tax imposed on dividends received with respect to the ADRs will be treated as a foreign income tax eligible for credit against a U.S. holder’s U.S. federal income tax liability, subject to generally applicable limitations under U.S. federal income tax law.  For purposes of computing those limitations separately under current law for specific categories of income, a dividend generally will constitute foreign source “passive category income” or, in the case of certain holders, “general category income.”  A U.S. holder will be denied a foreign tax credit with respect to Australian income tax withheld from dividends received with respect to the ADRs to the extent the U.S. holder has not held the ADRs for at least 16 days of the 30-day period beginning on the date which is 15 days before the ex-dividend date or to the extent the U.S. holder is under an obligation to make related payments with respect to substantially similar or related property.  Any days during which a U.S. holder has substantially diminished its risk of loss on the ADRs are not counted toward meeting the 16-day holding period required by the statute. The rules relating to the determination of the foreign tax credit are complex, and U.S. holders are urged to consult with their own tax advisers to determine whether and to what extent they will be entitled to foreign tax credits as well as with respect to the determination of the foreign tax credit limitation.  Alternatively, any Australian withholding tax may be taken as a deduction against taxable income, provided the U.S. holder takes a deduction and not a credit for all foreign income taxes paid or accrued in the same taxable year.  In general, special rules will apply to the calculation of foreign tax credits in respect of dividend income that is subject to preferential rates of U.S. federal income tax.

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

Taxation of Capital Gains

U.S. holders.  Subject to the passive foreign investment company rules discussed below, on a sale or other taxable disposition of an ADR, a U.S. holder will recognize capital gain or loss in an amount equal to the difference between the U.S. holder’s adjusted basis in the ADR and the amount realized on the sale or other disposition, each determined in U.S. dollars.  Such capital gain or loss will be long-term capital gain or loss if at the time of the sale or other taxable disposition the ADR has been held for more than one year.  In general, any adjusted net capital gain of an individual in a taxable year beginning before January 1, 2013 is subject to a maximum tax rate of 15% (for tax years beginning after January 1, 2013, the maximum potential tax rate on capital gains may increase to 20%, unless tax law changes are implemented in the interim).  Capital gains recognized by corporate U.S. holders generally are subject to U.S. federal income tax at the same rate as ordinary income.  The deductibility of capital losses is subject to limitations.

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

Passive Foreign Investment Company Rules

A special set of U.S. federal income tax rules applies to a foreign corporation that is a PFIC for U.S. federal income tax purposes.  As noted above, based on our audited financial statements and relevant market and shareholder data, we believe that we were not a PFIC for U.S. federal income tax purposes for our taxable years ended June 30, 2010 and June 30, 2011, respectively, but we may be classified as a PFIC in the current taxable year.  In addition, given that the determination of PFIC status involves the application of complex tax rules, and that it is based on the nature of our income and assets from time to time, no assurances can be provided that we will not be considered a PFIC for any past or future taxable years.

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

Under U.S. federal income tax law and U.S. Treasury Regulations, certain categories of U.S. holders must file information returns with respect to their investment in, or involvement in, a foreign corporation.  For example, pursuant to recently enacted legislation, beginning in 2011, all U.S. holders of PFIC stock will generally be required to make annual return filings reporting their PFIC ownership and certain other information that the IRS may require.  U.S. holders are urged to consult with their own tax advisors concerning such reporting requirements.

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

Item 11.                            Quantitative And Qualitative Disclosures About Market Risk

Genetic Technologies Limited has exposure to changes in foreign currency exchange rates and interest rates.  Refer Note 34 of the attached financial statements for further analysis surrounding market risk.

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

At June 30, 2011, three customers accounted for 18% ($122,216), 17% ($114,189) and 15% ($98,060), respectively, of trade accounts receivable.  At June 30, 2010, three customers accounted for 17% ($128,223), 14% ($107,435) and 12% ($92,937), respectively, of trade accounts receivable.

At June 30, 2011, one supplier accounted for 12% ($76,884) of trade accounts payable.  At June 30, 2010, one supplier accounted for 14% ($93,588) of trade accounts payable.

In 2011, there were two customers from whom the Group generated revenues representing 18% ($823,528) and 12% ($531,129) of the total consolidated revenue from continuing operations (excluding licensing).  In 2010, there was one customer from whom the Group generated revenues representing 19% ($941,772) of the total consolidated revenue from operations (excluding licensing).

Export and other sales, mainly to the U.S.A., which included licensing revenue, were $14,308,304, $4,608,735 and $5,918,421 in 2011, 2010 and 2009, respectively.

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

Our Management has carried out an evaluation, under the supervision and with the participation of our Chief Executive Officer and the Chief Financial Officer, of the effectiveness of our disclosure controls and procedures as of June 30, 2011.  Based on that evaluation, including the material weakness noted below in Item 15.B, the Chief Executive Officer and the Chief Financial Officer concluded that the Company’s disclosure controls and procedures were ineffective as of June 30, 2011.

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

Our Management, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, have assessed the effectiveness of the Company’s internal control over financial reporting as of June 30, 2011.  In making this assessment, Management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO, in Internal Control-Integrated Framework.  As a result of that assessment, Management identified the following control deficiency as of June 30, 2011 that constituted a material weakness:

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

Based upon its assessment, because of the material weakness described above, our Management has concluded that, as of June 30, 2011, our internal control over financial reporting is not effective based upon the abovementioned criteria.

This Annual Report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting.  Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to rules of the Securities and Exchange Commission that permit the Company to provide only Management’s report in this Annual Report.

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

Subsequent to year end, the Company commissioned a detailed independent review of its internal control procedures and framework by Chartered Accounting firm PKF.  The report that was generated by PKF following this review contained a number of suggested recommendations which, if implemented, would assist in remediating the segregation of duties conflicts and which, in turn,  will in part remove the associated material weakness.

As of the date of this Annual Report, steps are underway to implement many of the recommendations contained in the PKF report.  Furthermore, the Company will undertake a full review of the design of the IT environment, including the roles and responsibilities within the financial reporting system.  One aspect of this review is to remove conflicting roles and to implement monitoring controls which will mitigate the risks associated with segregation of duties conflicts.

Item 16.A                       Audit Committee Financial Expert

The definition of “audit committee financial expert” requires such a person to have:

•                      An understanding of generally accepted accounting principles and financial statements;

•                      The ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves;

•                      Experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the registrant’s financial statements, or experience actively supervising one or more persons engaged in such activities;

•                      An understanding of internal control over financial reporting; and

•                      An understanding of audit committee functions.

The current Chairman of the Audit Committee is Mr. Sidney Hack.  Mr. Hack is a Certified Practising Accountant and Registered Company Auditor and retired in 2005 after serving 30 years as a senior partner of Hack Anderson & Thomas, Chartered Accountants.  Mr. Hack has extensive experience in large company audits, financial planning, taxation, preparation of large company financial accounts and has served on various other Boards during his career.  As such, we believe Mr. Hack qualifies as a financial expert within the meaning of the Sarbanes-Oxley Act and related regulations.

Item 16.B                   Code Of Ethics

We have adopted a Code of Ethics (styled Code of Conduct) that applies to all of our Directors and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller.  The Code can be downloaded at our website (www.gtglabs.com).  Additionally, any person, upon request, can ask for a hard copy or electronic file of such Code.  If we make any substantive amendment to the Code of Ethics or grant any waivers, including any implicit waiver, from a provision of the Code of Ethics, we will disclose the nature of such amendment or waiver on our website.  During the year ended June 30, 2011, no such amendment was made or waiver granted.

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

•                  Securities Trading Policy;

•                  Shareholder Communications Policy; and

•                  Whistleblower Policy.

Item 16.C                   Principal Accountant Fees and Services

The following table sets forth the fees billed to us by our Independent Registered Public Accounting Firm, PricewaterhouseCoopers, during the financial years ended June 30, 2011and 2010, respectively:

	2011	2010
	$	$
Audit services
PricewaterhouseCoopers in respect of:
Audit of the Company’s Financial Report under the Corporations Act 2001	250,812	271,766
Other audit firms in respect of:
Audit of the Financial Reports of subsidiaries	15,403	17,013
Total remuneration in respect of audit services	266,215	288,779
Non-audit services
PricewaterhouseCoopers in respect of:
Accounting and other services (refer note)	—	60,000
Other audit firms in respect of:
Tax advice and compliance, accounting and other services	14,388	16,514
Total remuneration in respect of non-audit services	14,388	76,514
Total auditors’ remuneration	280,603	365,293

Note:  The non-audit “accounting and other services” above, which amount to $60,000, relate to professional services provided to the Company by PricewaterhouseCoopers (“PwC”).  These services related to the planning, scoping and some controls testing which was expected to be required to enable PwC to opine on the Company’s internal controls over financial reporting for the year ended June 30, 2010.

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

Item 16.D                   Exemptions From The Listing Standards For Audit Committees

Not applicable.

Item 16.E                     Purchases Of Equity Securities By The Issuer And Affiliated Purchasers

Not applicable.

Item 16.F                     Change in Registrant’s Certifying Accountant

Not applicable.

Item 16.G                   Corporate Governance

Refer to Item 6C regarding the Company’s Corporate Governance practices and the key differences between the Listing Rules of the Australian Securities Exchange and the Marketplace Rules of NASDAQ as they apply to us.

PART III

Item 17.                            Financial Statements

The Company has responded to Item 18 in lieu of responding to this Item.

Item 18.                            Financial Statements

GENETIC TECHNOLOGIES LIMITED

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page

Genetic Technologies Limited - Report of Independent Registered Public Accounting Firm.	F1

Genetic Technologies Limited - Consolidated Statements of Comprehensive Income for the years ended June 30, 2011, 2010 and 2009.	F2

Genetic Technologies Limited - Consolidated Balance Sheets as of June 30, 2011 and 2010.	F3

Genetic Technologies Limited - Consolidated Statements of Changes in Equity for the years ended June 30, 2011, 2010 and 2009.	F4

Genetic Technologies Limited - Consolidated Statements of Cash Flows for the years ended June 30, 2011, 2010 and 2009.	F5

Genetic Technologies Limited - Notes to Consolidated Financial Statements.	F6

Item 19.                            Exhibits

The following documents are filed as exhibits to this Annual Report on Form 20-F:

1.1                               Constitution of the Registrant. +

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

4(b)(i)              Lease over premises in Fitzroy, Victoria, Australia with an effective date of November 4, 2010.

4(b)(ii)           Lease over premises in Charlotte, North Carolina, USA with an effective date of August 17, 2010.

12.01                     Section 302 Certification

12.02                     Section 302 Certification

13.01                     Section 1350 Certification

13.02                     Section 1350 Certification

23.1                           Consent of Cape Leveque Securities Pty Ltd.

+  Previously filed with the Company’s Registration Statement on Form 20-F (File No. 0-51504) filed with the Commission on December 21, 2010 and incorporated herein by reference.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

GENETIC TECHNOLOGIES LIMITED

Dated: November 21, 2011	By:	/s/ Dr. Paul D.R. MacLeman
Name: Dr. Paul D.R. MacLeman
Title: Chief Executive Officer

Report of Independent Registered Public Accounting Firm

To The Board of Directors and Shareholders of Genetic Technologies Limited

In our opinion, the accompanying consolidated balance sheet and the related consolidated statement of comprehensive income, consolidated statement of changes in stockholders’ equity, and consolidated statement of cash flow present fairly, in all material respects, the financial position of Genetic Technologies Limited and its subsidiaries at 30 June 2011 and 30 June 2010, and the results of their operations and their cash flows for each of the three years in the period ended 30 June 2011 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audit of the consolidated financial statements of Genetic Technologies Limited and its subsidiaries was conducted for the purpose of forming an opinion on the consolidated financial statements taken as a whole. The Company has included parent entity only information in the notes to the financial statements. Such parent entity only information is presented for purposes of additional analysis and is not a requirement of the consolidated financial statements presented in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. Such information has been subjected to the auditing procedures applied in the audit of the consolidated financial statements, and, in our opinion, is fairly stated in all material respects in relation to the consolidated financial statements taken as a whole.

PricewaterhouseCoopers

Melbourne, Australia

21 November 2011

F1

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

For the year ended June 30

		Consolidated
	Notes	2011	2010	2009
		$	$	$

Revenue from continuing operations
Genetic testing services		4,594,960	4,915,528	4,599,286
Less: cost of sales	4	(2,034,916)	(2,722,975)	(2,760,359)
Gross profit from continuing operations		2,560,044	2,192,553	1,838,927
Other revenue	5	13,680,741	3,739,747	5,391,714
Selling and marketing expenses	6	(3,018,947)	(2,679,979)	(2,765,060)
General and administrative expenses	6	(3,696,165)	(3,196,488)	(4,282,275)
Licensing, patent and legal costs	6	(4,097,323)	(3,923,102)	(4,017,721)
Laboratory and research and development costs	6	(4,380,866)	(6,258,871)	(6,116,450)
Finance costs		(81,934)	(100,422)	(89,499)
Operating profit / (loss) before income tax expense		965,550	(10,226,562)	(10,040,364)
Non-operating income and expenses	7	(85,771)	425,239	1,407,829
Profit / (loss) from continuing operations before income tax expense		879,779	(9,801,323)	(8,632,535)
Net profit from discontinued operation	8	21,562	446,114	774,214
Profit / (loss) before income tax expense		901,341	(9,355,209)	(7,858,321)
Income tax expense		—	—	—
Profit / (loss) for the year		901,341	(9,355,209)	(7,858,321)
Other comprehensive income / (loss)
Realized gain on sale of available-for-sale investments transferred from reserve		—	(170,000)	—
Unrealized gain on available-for-sale investments		—	—	170,000
Exchange gains / (losses) on translation of controlled foreign operations	22	(85,079)	(8,623)	(13,408)
Exchange gains / (losses) on translation of non-controlled foreign operations	24	(11,585)	3,404	6,133
Other comprehensive income / (loss) for the year, net of tax		(96,664)	(175,219)	162,725
Total comprehensive profit / (loss) for the year		804,677	(9,530,428)	(7,695,596)

Profit / (loss) for the year is attributable to:
Owners of Genetic Technologies Limited		910,002	(9,343,766)	(7,841,073)
Non-controlling interests		(8,661)	(11,443)	(17,248)
Total profit / (loss) for the year		901,341	(9,355,209)	(7,858,321)

Total comprehensive profit / (loss) for the year is attributable to:
Owners of Genetic Technologies Limited		824,923	(9,522,389)	(7,684,481)
Non-controlling interests		(20,246)	(8,039)	(11,115)
Total comprehensive profit / (loss) for the year		804,677	(9,530,428)	(7,695,596)

Earnings per share attributable to owners of the Company:
Basic earnings per share (cents per share)	9	0.22	(2.46)	(2.10)
Diluted earnings per share (cents per share)	9	0.22	(2.46)	(2.10)

The above consolidated statement of comprehensive income should be read in conjunction with the accompanying notes.

F2

CONSOLIDATED BALANCE SHEET

As at June 30

		Consolidated
	Notes	2011	2010
		$	$
ASSETS
Current assets
Cash and cash equivalents	11	5,104,667	3,306,311
Trade and other receivables	12	674,369	754,657
Prepayments and other assets	13	473,659	369,535
Performance bond and deposits	14	2,649	71,658
Total current assets		6,255,344	4,502,161

Non-current assets
Property, plant and equipment	15	947,500	1,977,826
Intangible assets and goodwill	16	1,719,510	1,799,585
Total non-current assets		2,667,010	3,777,411
Total assets		8,922,354	8,279,572

LIABILITIES
Current liabilities
Trade and other payables	17	1,115,028	1,195,673
Interest-bearing liabilities	18	67,878	382,640
Deferred revenue	19	163,546	194,441
Provisions	20	679,177	706,189
Total current liabilities		2,025,629	2,478,943

Non-current liabilities
Provisions	20	82,730	82,933
Total non-current liabilities		82,730	82,933
Total liabilities		2,108,359	2,561,876
Net assets		6,813,995	5,717,696

EQUITY
Contributed equity	21	72,378,105	72,378,105
Reserves	22	1,697,914	1,529,142
Accumulated losses	23	(67,464,026)	(68,374,028)
Parent entity interest		6,611,993	5,533,219
Minority interests	24	202,002	184,477
Total equity		6,813,995	5,717,696

The above consolidated balance sheet should be read in conjunction with the accompanying notes.

F3

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the year ended June 30

	Attributable to Members of Genetic Technologies Limited
Consolidated	Contributed equity	Reserves	Accumulated losses	Parent interests	Minority interests	Total equity
	$	$	$	$	$	$
Balance at June 30, 2009	71,285,663	1,701,899	(59,030,262)	13,957,300	154,745	14,112,045
Total comprehensive loss	—	(178,623)	(9,343,766)	(9,522,389)	(8,039)	(9,530,428)
Transactions with owners in their capacity as owners
Contributions of equity	1,092,442	—	—	1,092,442	—	1,092,442
Share-based payments	—	5,866	—	5,866	—	5,866
Share of issued capital	—	—	—	—	37,771	37,771
	1,092,442	5,866	—	1,098,308	37,771	1,136,079
Balance at June 30, 2010	72,378,105	1,529,142	(68,374,028)	5,533,219	184,477	5,717,696
Total comprehensive income / (loss)	—	(85,079)	910,002	824,923	(20,246)	804,677
Transactions with owners in their capacity as owners
Share-based payments	—	253,851	—	253,851	—	253,851
Share of issued capital	—	—	—	—	37,771	37,771
	—	253,851	—	253,851	37,771	291,622
Balance at June 30, 2011	72,378,105	1,697,914	(67,464,026)	6,611,993	202,002	6,813,995

The above consolidated statement of changes in equity should be read in conjunction with the accompanying notes.

F4

CONSOLIDATED STATEMENT OF CASH FLOWS

For the year ended June 30

		Consolidated
	Notes	2011	2010	2009
		$	$	$
Cash flows from / (used in) operating activities
Receipts from customers		18,009,739	9,265,671	8,445,978
Payments to suppliers and employees		(15,910,103)	(14,150,281)	(15,216,132)
Interest received		200,023	216,549	585,776
Interest paid		(81,934)	(42,128)	(39,267)
Other receipts		—	—	469,430
Refund of performance bond		—	—	68,917
Net cash flows from / (used in) operating activities in continuing operations		2,217,725	(4,710,189)	(5,685,298)
Net cash flows from operating activities in discontinued operations		15,554	407,309	761,807
Net cash flows from / (used in) operating activities	11	2,233,279	(4,302,880)	(4,923,491)

Cash flows from / (used in) investing activities
Proceeds from the sale of plant and equipment		144,708	4,977	338,269
Purchases of plant and equipment		(139,678)	(144,796)	(213,300)
Proceeds from the sale of available-for-sale investments		—	295,195	—
Purchase of assets associated with BREVAGenTM breast cancer risk test		—	(952,480)	—
Purchase of non-coding patents		—	(242,379)	—
Investment in Frozen Puppies Dot Com Pty. Ltd.		—	—	(469,730)
Costs incurred on acquisition of subsidiary		—	—	(8,430)
Net cash flows from / (used in) investing activities		5,030	(1,039,483)	(353,191)

Cash flows from / (used in) financing activities
Repayment of hire purchase principal		(314,762)	(225,407)	(192,591)
Net proceeds from the issue of shares		—	1,011,650	—
Net cash flows from / (used in) financing activities		(314,762)	786,243	(192,591)
Net increase / (decrease) in cash and cash equivalents		1,923,547	(4,556,120)	(5,469,273)
Cash and cash equivalents at beginning of year		3,306,311	7,826,902	13,370,772
Net foreign exchange difference		(125,191)	35,529	(74,597)
Cash and cash equivalents at end of year	11	5,104,667	3,306,311	7,826,902

The above consolidated statement of cash flows should be read in conjunction with the accompanying notes.

F5

NOTES TO THE FINANCIAL STATEMENTS

For the year ended June 30, 2011

1.                  CORPORATE INFORMATION

The Financial Report of Genetic Technologies Limited (the “Company”) for the year ended June 30, 2011 was authorised for issue in accordance with a resolution of the Directors dated August 24, 2011.  Genetic Technologies Limited is incorporated in Australia and is a company limited by shares.

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

Critical accounting estimates

The preparation of financial statements requires the use of certain critical accounting estimates.  It also requires Management to exercise its judgement in the process of applying the Group’s accounting policies.  The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are critical to the financial statements, are disclosed in Note 3.

(b)              New accounting standards and interpretations

In respect of the year ended June 30, 2011, the Group has assessed all new accounting standards mandatory for adoption during the current year, noting no new standards which would have a material affect on the disclosure in these financial statements.  There has been no affect on the profit and loss or the financial position of the Group.  Certain new accounting standards and interpretations have been published that are not mandatory for June 30, 2011 reporting periods.

The Group’s and the parent entity’s assessment of the impact of these new standards and interpretations (and their equivalent IASB standards) is set out below.

•             AASB 9 Financial Instruments, AASB 2009-11 Amendments to Australian Accounting Standards arising from AASB 9 and AASB 2010-7 Amendments to Australian Accounting Standards arising from AASB 9 (December 2010)

(effective from January 1, 2013)

AASB 9 Financial Instruments addresses the classification, measurement and derecognition of financial assets and financial liabilities.  The standard is not applicable until January 1, 2013 but is available for early adoption.  When adopted, the standard will affect the Group’s accounting for its available-for-sale financial assets, since AASB 9 only permits the recognition of fair value gains and losses in other comprehensive income if they relate to equity investments that are not held for trading.  Fair value gains and losses on available-for-sale debt investments will therefore have to be recognized directly in profit or loss.  There will be no impact on the Group’s accounting for financial liabilities, as the new requirements only affect the accounting for financial liabilities that are designated at fair value through profit or loss and the group does not have any such liabilities.  The derecognition rules have been transferred from AASB 139 Financial Instruments: Recognition and Measurement and have not been changed.  The Group has not yet decided when to adopt AASB 9.

F6

2.                  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(b)              New accounting standards and interpretations (cont.)

•             Revised AASB 124 Related Party Disclosures and AASB 2009-12 Amendments to Australian Accounting Standards (effective from January 1, 2011)

In December 2009, the AASB issued a revised AASB 124 Related Party Disclosures.  It is effective for accounting periods beginning on or after January 1, 2011 and must be applied retrospectively.  The amendment clarifies and simplifies the definition of a related party and removes the requirement for government-related entities to disclose details of all transactions with the government and other government-related entities.  The Group will apply the amended standard from July 1, 2011.  When the amendments are applied, the Group will need to disclose any transactions between its subsidiaries and its associates.  However, there will be no impact on any of the amounts recognized in the financial statements.

•             AASB 2009-14 Amendments to Australian Interpretation — Prepayments of a Minimum Funding Requirement (effective from January 1, 2011)

In December 2009, the AASB made an amendment to Interpretation 14 The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction.  The amendment removes an unintended consequence of the interpretation related to voluntary prepayments when there is a minimum funding requirement in regard to the entity’s defined benefit scheme.  It permits entities to recognize an asset for a prepayment of contributions made to cover minimum funding requirements.  The Group does not make any such prepayments.  The amendment is therefore not expected to have any impact on the Group’s financial statements.  The Group intends to apply the amendment from July 1, 2011.

•             AASB 1053 Application of Tiers of Australian Accounting Standards and AASB 2010-2 Amendments to Australian Accounting Standards arising from Reduced Disclosure Requirements (effective from July 1, 2013)

On June 30, 2010, the AASB officially introduced a revised differential reporting framework in Australia.  Under this framework, a two-tier differential reporting regime applies to all entities that prepare general purpose financial statements.  Genetic Technologies Limited is listed on the ASX and is not eligible to adopt the new Australian Accounting Standards — Reduced Disclosure Requirements.  The two standards will therefore have no impact on the financial statements of the entity.

•             AASB 2010-6 Amendments to Australian Accounting Standards — Disclosures on Transfers of Financial Assets (effective for annual reporting periods beginning on or after July 1, 2011)

Amendments made to AASB 7 Financial Instruments: Disclosures in November 2010 introduce additional disclosures in respect of risk exposures arising from transferred financial assets.  The amendments will particularly affect entities that sell, factor, securitize, lend or otherwise transfer financial assets to other parties.  They are not expected to have any significant impact on the Group’s disclosures.  The Group intends to apply the amendment from July 1, 2011.

•             AASB 2010-8 Amendments to Australian Accounting Standards — Deferred Tax: Recovery of Underlying Assets (effective from January 1, 2012)

In December 2010, the AASB amended AASB 112 Income Taxes to provide a practical approach for measuring deferred tax liabilities and deferred tax assets when investment property is measured using the fair value model.  AASB 112 requires the measurement of deferred tax assets or liabilities to reflect the tax consequences that would follow from the way management expects to recover or settle the carrying amount of the relevant assets or liabilities through use or through sale.  The amendment introduces a rebuttable presumption that investment property which is measured at fair value is recovered entirely by sale.  The Group will apply the amendment from July 1, 2012 and is evaluating the impact of the amendment.

•             AASB 10 Consolidated Financial Statements, AASB 11 Joint Arrangements, AASB 12 Disclosure of Interests in Other Entities, revised AASB 127 Separate Financial Statements and AASB 128 Investments in Associates and Joint Ventures and AASB 2011-7 Amendments to Australian Accounting Standards arising from the Consolidation and Joint Arrangements Standards (effective January 1, 2013)

In August 2011, the AASB issued a suite of five new and amended standards which address the accounting for joint arrangements, consolidated financial statements and associated disclosures.

AASB 10 replaces all of the guidance on control and consolidation in AASB 127 Consolidated and Separate Financial Statements, and Interpretation 12 Consolidation — Special Purpose Entities.  The core principle that a consolidated entity presents a parent and its subsidiaries as if they are a single economic entity remains unchanged, as do the mechanics of consolidation.  However, the standard introduces a single definition of control that applies to all entities.  It focuses on the need to have both power and rights or exposure to variable returns before control is present.  Power is the current ability to direct the activities that significantly influence returns.  Returns must vary and can be positive, negative or both.  There is also new guidance on participating and protective rights and on agent/principal relationships.  While the Group does not expect the new standard to have a significant impact on its composition, it has yet to perform a detailed analysis of the new guidance in the context of its various investees that may or may not be controlled under the new rules.

F7

2.                  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(b)              New accounting standards and interpretations (cont.)

AASB 11 introduces a principles based approach to accounting for joint arrangements.  The focus is no longer on the legal structure of joint arrangements, but rather on how rights and obligations are shared by the parties to the joint arrangement.  Based on the assessment of rights and obligations, a joint arrangement will be classified as either a joint operation or joint venture.  Joint ventures are accounted for using the equity method and the choice to proportionately consolidate will no longer be permitted.  Parties to a joint operation will account their share of revenues, expenses, assets and liabilities in much the same way as under the previous standard.  AASB 11 also provides guidance for parties that participate in joint arrangements but do not share joint control.  As the Group is not party to any joint arrangements, this standard will not have any impact on its financial statements.

AASB 12 sets out the required disclosures for entities reporting under the two new standards, AASB 10 and AASB 11, and replaces the disclosure requirements currently found in AASB 128.  Application of this standard by the Group will not affect any of the amounts recognised in the financial statements, but will impact the type of information disclosed in relation to the Group’s investments.

AASB 127 is renamed Separate Financial Statements and is now a standard dealing solely with separate financial statements.  Application of this standard by the Group will not affect any of the amounts recognised in the financial statements.

Amendments to AASB 128 provide clarification that an entity continues to apply the equity method and does not remeasure its retained interest as part of ownership changes where a joint venture becomes an associate, and vice versa.  The amendments also introduce a “partial disposal” concept.  The Group is still assessing the impact of these amendments.

The Group does not expect to adopt the new standards before their operative date.  They would therefore be first applied in the financial statements for the annual reporting period ending June 30, 2014.

•             AASB 13 Fair Value Measurement and AASB 2011-8 Amendments to Australian Accounting Standards arising from AASB 13 (effective January 1, 2013)

AASB 13 was released in September 2011.  It explains how to measure fair value and aims to enhance fair value disclosures.  The Group has yet to determine which, if any, of its current measurement techniques will have to change as a result of the new guidance.  It is therefore not possible to state the impact, if any, of the new rules on any of the amounts recognised in the financial statements.  However, application of the new standard will impact the type of information disclosed in the notes to the financial statements.  The Group does not intend to adopt the new standard before its operative date, which means that it would be first applied in the annual reporting period ending June 30, 2014.

•             AASB 2011-9 Amendments to Australian Accounting Standards — Presentation of Items of Other Comprehensive Income (effective July 1, 2012)

In September 2011, the AASB made an amendment to AASB 101 Presentation of Financial Statements which requires entities to separate items presented in other comprehensive income into two groups, based on whether they may be recycled to profit or loss in the future.  This will not affect the measurement of any of the items recognised in the balance sheet or the profit or loss in the current period.  The group intends to adopt the new standard from July 1, 2012.

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

Subsidiaries are consolidated from the date on which control is transferred to the Group and cease to be consolidated from the date on which control is transferred out of the Group.  Where there is loss of control of a subsidiary, the consolidated financial statements include the results for the part of the reporting period during which Genetic Technologies Limited has control.  Minority interests represent the interests not held by the Group in Gtech International Resources Limited, ImmunAid Pty. Ltd. and AgGenomics Pty. Ltd. (refer Note 31).

F8

2.                  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

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

Genetic Technologies (Beijing) Limited — Chinese yuan (CNY)

GeneType AG — Swiss francs (CHF)

GeneType Corporation — United States dollars (USD)

Phenogen Sciences Inc. — United States dollars (USD)

As at the reporting date, the assets and liabilities of these overseas subsidiaries are translated into the presentation currency of Genetic Technologies Limited at the rate of exchange ruling at the balance sheet date and the statement of comprehensive income is translated at the weighted average exchange rates for the period.  The exchange differences arising on the retranslation are taken directly to a separate component of equity.  On disposal of a foreign entity, the deferred cumulative amount recognized in equity relating to that particular foreign operation is recognized in the statement of comprehensive income.

(e)              Fair value estimation

The fair value of financial instruments that are not traded in an active market (for example, non-listed equity securities classified as available-for-sale investments) is determined using valuation techniques, including the last price at which shares were issued to third parties, where amounts are reliably measured.  The Group uses various methods and makes assumptions that are based on market conditions existing at each balance date.  Information including quoted market prices and details of recent capital raisings is used to determine fair value for these remaining financial instruments.  In cases where fair value cannot be reliably determined, available-for-sale investments are measured at approximate market value.

The carrying values less impairment provisions of trade receivables are assumed to approximate their fair values due to their short-term nature.

(f)                Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker.  The chief operating decision maker, who is responsible for allocating resources and assessing the performance of the operating segments, has been identified as the Chief Executive Officer.

(g)             Earnings per share

Basic EPS is calculated as the net profit attributable to members divided by the weighted average number of ordinary shares.

(h)             Parent entity financial information

The financial information for the parent entity, Genetic Technologies Limited, as disclosed in Note 33, has been prepared on the same basis as the consolidated financial statements, except as set out below:

Investments in, and loans to, subsidiaries

Investments in subsidiaries are accounted for at cost in the financial statements of Genetic Technologies Limited.  Loans to subsidiaries are written down to their recoverable value as at balance date.

Financial guarantees

As at balance date, the parent entity had agreed to fund by way of loan all of the operating expenses of ImmunAid Pty. Ltd. (a subsidiary) up to, and including, September 30, 2011 and that it would not seek repayment of the loan during that period.

F9

2.                  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

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

(k)            Finance costs

Finance costs are recognized as an expense when incurred.

F10

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

Tax consolidation legislation

Genetic Technologies Limited and its wholly-owned Australian-resident subsidiaries have implemented the tax consolidation legislation.  The head entity, Genetic Technologies Limited, and the subsidiaries in the tax consolidated group account for their own current and deferred tax amounts.  These tax amounts are measured as if each entity in the tax consolidated group continues to be a stand-alone taxpayer in its own right.

In addition to its own current and deferred tax amounts, Genetic Technologies Limited also recognizes the current tax liabilities (or assets) and the deferred tax assets arising from unused tax losses and unused tax credits assumed from subsidiaries in the tax consolidated group.

Assets or liabilities arising under tax funding agreements with the tax consolidated entities are recognized as amounts receivable from or payable to other entities in the Group.  Details about the tax funding agreement are disclosed in Note 10.  Any difference between the amounts assumed and amounts receivable or payable under the tax funding agreements are recognized as a contribution to (or distribution from) wholly-owned tax subsidiaries.

(m)          Withholding tax

The Group generates revenues from the granting of licenses to parties resident in overseas countries.  Such revenues may, in certain circumstances, be subject to the deduction of local withholding tax.

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

F11

2.                  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(o)              Cash and cash equivalents

Cash and cash equivalents in the balance sheet comprise cash at bank and in hand and short-term deposits with an original maturity of three months or less.  For the purposes of the cash flow statement, cash and cash equivalents consist of cash and cash equivalents as defined above.  Cash at bank earns interest at floating rates based on daily bank deposit rates.  Short-term deposits are made for varying periods of between one day and six months, depending on the immediate cash requirements of the Group, and earn interest at the respective short-term deposit rates.

(p)              Trade and other receivables

Trade receivables, which are non-interest bearing and generally have terms of between 30 to 90 days, are recognized and carried at original invoice amount less an allowance for any uncollectible amounts.  An allowance for doubtful debts is made when there is objective evidence that a receivable is impaired.  Such evidence includes an assessment of the debtor’s ability and willingness to pay the amount due.  The amount of the allowance/impairment loss is measured as the difference between the carrying amount of the trade receivables and the estimated future cash flows expected to be received from the relevant debtors.  Details regarding interest rate and credit risk of current receivables are disclosed in Note 34.

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

F12

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

F13

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

(z)              Deferred revenue

License revenues and annuities

License revenues received in respect of future accounting periods are deferred until the Company has fulfilled its obligations under the terms of the agreement.  Where deferred revenue relates to a license agreement with a specific term but the Company has no future performance obligations, the revenue is recognized on a straight-line accruals basis over the term in accordance with the substance of the agreements.  Where revenue has been deferred because the Company has future performance obligations, revenue is recognized as the Company’s performance obligations are satisfied.

Where a licence agreement provides for the payment of regular annuities to the Company and the licensee has the right to terminate the agreement prior to the payment of those annuities with no penalty, the Company does not recognize revenue until such time as the associated cash payments are received, as it is not considered probable that the benefits of the transaction will flow to the Company until the cash collection is made.  Where such annuities are paid in advance, the revenue is allocated on a pro-rata basis with the balance being reflected in the balance sheet as a deferred revenue liability.

Genetic testing and reproductive services revenues

The Company operates facilities which provide genetic testing and reproductive services.  The Company recognizes revenue from the provision of these services when the services have been completed.  Fees received in advance of the testing process or reproductive service are deferred until such time as the Company completes its performance obligations.

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

F14

2.                  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(ab)        Employee benefits

Provision is made for employee benefits accumulated as a result of employees rendering services up to the reporting date.  These benefits include wages and salaries, annual leave and long service leave.  Liabilities arising in respect of wages and salaries, annual leave and any other employee benefits expected to be settled within twelve months of the reporting date are measured at their nominal amounts based on remuneration rates which are expected to be paid when the liability is settled.  All other employee benefit liabilities are measured at the present value of the estimated future cash outflows to be made in respect of services provided by employees up to the reporting date using the projected unit credit method.  Expenses for non-accumulating sick leave are recognized when the leave is taken during the year and are measured at rates paid or payable.

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

F15

3.      CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

Estimates and judgements are evaluated and are based on historical experience and other factors, including expectations of future events that may have a financial impact on the Company and that are believed to be reasonable under the circumstances.

(a)     Critical accounting estimates and assumptions

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

(b)     Critical judgements in applying the entity’s accounting policies

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

To date, all development costs have been expensed as incurred as their recoverability cannot be regarded as assured.  In addition to the costs incurred by the Company’s research and development group, costs of clinical and other trials are also included.  The costs of research and development are expensed in full in the period in which they are incurred.  The Group will only capitalize its development expenses when the specific milestones are met and when the Group is able to demonstrate that future economic benefits are probable.

F16

4.      COST OF SALES

	Consolidated
	2011	2010	2009
	$	$	$
Inventories used	860,078	982,481	880,592
Direct labor costs	782,875	1,054,569	1,137,485
Depreciation expense	252,090	450,234	565,109
Inventories written off	139,873	235,691	177,173
Total cost of sales	2,034,916	2,722,975	2,760,359

5.      OTHER REVENUE

License fees received	12,315,060	2,058,303	3,693,866
Royalties and annuities received	1,365,681	1,681,444	1,697,848
Total other revenue	13,680,741	3,739,747	5,391,717

6.      OTHER EXPENSES

Amortization of intangible assets	77,575	2,821,002	2,947,337
Depreciation of fixed assets	287,205	435,094	475,550
Employee benefits expenses	5,435,053	5,945,605	6,439,549
Net impairment of plant and equipment	268,264	493,061	—
Net impairment of other assets	741	1,293,472	318,025

7.      NON-OPERATING INCOME AND EXPENSES

Interest received	200,023	211,431	589,594
Net gain / (loss) on disposal of plant and equipment	(217,737)	(6,904)	100,811
Net foreign exchange gains / (losses)	(68,057)	10,517	68,007
Net profit on disposal of available-for-sale investments	—	210,195	—
Grants received and related income	—	—	338,724
Net gain on disposal of joint venture interest	—	—	185,000
Reversal of provision of rehabilitation expenses and other revenue	—	—	125,693
Total non-operating income and expenses	(85,771)	425,239	1,241,329

8.      NET PROFIT FROM DISCONTINUED OPERATION

Revenue from reproductive services	66,054	890,030	782,803
Less: cost of sales	(44,492)	(443,916)	(8,589)
Total net profit from discontinued operation	21,562	446,114	774,214

During the 2010 financial year, the Company’s reproductive services business was terminated following a decision to realign the business and to focus on the provision of animal genetic tests, rather than the services that were acquired as part of the acquisition of the Frozen Puppies business in 2008.  As a result, Frozen Puppies Dot Com Pty. Ltd. was deregistered on June 1, 2011.

9.      PROFIT / (LOSS) PER SHARE

The following reflects the income and share data used in the calculations of basic and diluted profit / (loss) per share:

	2011	2010	2009
	$	$	$
Profit / (loss) for the year attributable to the owners of the Company	910,002	(9,343,766)	(7,841,073)
Weighted average number of ordinary shares	404,605,152	380,965,204	373,906,149

None of the 19,650,000 (2010: 3,300,000) options outstanding as at the reporting date are considered to be dilutive for the purposes of calculating diluted earnings per share and have therefore been excluded from the weighted average number of shares.

F17

9.      PROFIT / (LOSS) PER SHARE (cont.)

Earnings per share attributable to owners of the Company from continuing operations is $0.21, $(2.57) and $(2.30) for the years ending June 30, 2011, 2010 and 2009, respectively.  Earnings per share attributable to owners of the Company from discontinued operations is $0.01, $0.11 and $0.20 for the years ending June 30, 2011, 2010 and 2009, respectively.

10.    INCOME TAX

	Consolidated
	2011	2010	2009
	$	$	$
Reconciliation of income tax expense to prima facie tax payable
Profit / (loss) before income tax expense	901,341	(9,355,209)	(7,858,321)
Tax at the Australian tax rate of 30% (2010: 30%)	270,402	(2,806,563)	(2,357,496)
Tax effect amounts which are not deductible / (taxable) in calculating taxable income
Net impairment losses and other write-downs	80,701	535,960	—
Share-based payments expense / (credit)	76,155	1,760	(13,049)
Research and development expenses	(312,438)	(445,951)	(300,000)
Withholding tax expense	18,000	19,165	26,886
Other non-deductible items	2,930	3,330	3,559
	135,750	(2,692,299)	(2,640,100)
Tax effect of adjustments relating to temporary differences
Amortization and depreciation expenses	185,061	1,111,899	1,196,399
Net movements in provisions	(8,164)	386,783	(7,579)
Settlement proceeds from Applera Corporation	(157,911)	(183,426)	(614,162)
Other	—	—	(117,256)
Tax losses utilized	(154,736)	—	—
Tax losses not recognized	—	1,377,043	2,182,698
Income tax expense	—	—	—

Income tax expense
Current tax	—	—	—
Deferred tax	—	—	—
Aggregate income tax expense	—	—	—

Deferred tax assets
Deferred revenue	49,064	58,332	68,702
Applera settlement	581,510	739,421	922,847
Intangible assets	515,853	927,311	562,004
Doubtful debts	17,010	30,750	33,900
Provisions	228,572	236,737	187,678
Total deferred tax assets	1,392,009	1,992,551	2,365,776
Deferred tax assets on temporary differences not brought to account	(1,392,009)	(1,992,551)	(2,365,776)
Total net deferred tax assets	—	—	—

Tax losses
Unused tax losses for which no deferred tax asset has been recognized	31,690,991	32,206,778	26,291,400
Potential tax benefit @ 30%	9,507,297	9,662,033	7,887,420

Subject to the Group continuing to meet relevant statutory tests, the tax losses are available for offset against future taxable income.

F18

10.    INCOME TAX (cont.)

As at balance date, there are unconfirmed tax losses with a benefit of approximately $9,507,297 (2010: $9,662,033; 2009: $7,887,420) that have not been recognized as a deferred tax asset to the Group.  These unrecognized deferred tax assets will only be obtained if:

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

The entities have also entered into a Tax Funding Agreement under which the wholly-owned entities fully compensate Genetic Technologies Limited for any current tax payable assumed and are compensated by Genetic Technologies Limited for any current tax receivable and deferred tax assets relating to unused tax losses or unused tax credits that are transferred to Genetic Technologies Limited under the tax consolidation legislation. The funding amounts are determined by reference to the amounts recognized in the respective subsidiaries’ financial statements. The amounts receivable or payable under the Tax Funding Agreement are due upon receipt of the funding advice from the head entity, which is issued as soon as practicable after the end of each financial year.

As at June 30, 2011, there are no unrecognized temporary differences associated with the Group’s investments in subsidiaries, as the Group has no liability for additional taxation should unremitted earnings be remitted (2010: $nil; 2009: $nil).

11. CASH AND CASH EQUIVALENTS

	Consolidated
	2011	2010	2009
	$	$	$
Reconciliation of cash and cash equivalents
Cash at bank and on hand	1,985,257	1,773,152	3,076,902
Short-term deposits	3,119,410	1,533,159	4,750,000
Total cash and cash equivalents	5,104,667	3,306,311	7,826,902

Note:   As at June 30, 2011, cash amounting to $80,911 was held on deposit as security for the Group’s hire purchase obligations (2010: $418,733; 2009: $301,432) (refer Note 27).

Reconciliation of profit / (loss) for the year
Reconciliation of profit / (loss) for the year after income tax to net cash flows used in operating activities is as follows:

Profit / (loss) for the year after income tax	901,341	(9,355,209)	(7,858,321)
Adjust for non-cash items
Amortization and depreciation expenses	616,870	3,706,330	3,987,996
Share-based payments expense / (credit)	253,851	5,866	(43,497)
Net impairment losses and other write-downs	269,005	1,786,533	318,025
Net loss on disposal of plant and equipment	217,737	6,904	(100,811)
Net foreign exchange losses / (gains)	68,057	(10,517)	(68,007)
Net profit on disposal of available-for-sale investments	—	(210,195)	—
Fair value of listed shares acquired	—	—	(85,000)
Adjust for changes in assets and liabilities
(Increase) / decrease in trade and other receivables	80,288	1,074,582	(232,501)
(Increase) / decrease in prepayments / other assets	(104,124)	77,290	410,400
(Increase) / decrease in other financial assets	69,009	(71,458)	68,917
Increase / (decrease) in trade and other payables	(80,645)	(962,884)	372,145
Increase / (decrease) in deferred revenue	(30,895)	(34,567)	90,067
Increase / (decrease) in provisions	(27,215)	(315,555)	18,724
Net cash flows provided by / (used in) operating activities	2,233,279	(4,302,880)	(4,923,491)

F19

11.    CASH AND CASH EQUIVALENTS (cont.)

	Consolidated
	2011	2010	2009
	$	$	$
Financing facilities available
As at June 30, 2011, the following financing facilities had been negotiated and were available:
Total facilities
Hire purchase facility	2,500,000	2,500,000	2,500,000
Credit cards	145,000	147,000	147,000
Facilities used as at reporting date
Hire purchase facility (refer note below)	(67,878)	(382,640)	(373,444)
Credit cards	(18,786)	(29,123)	(22,958)
Facilities unused as at reporting date
Hire purchase facility	2,432,122	2,117,360	2,126,556
Credit cards	126,214	117,877	124,042

Non-cash activities

During the financial year, the Group acquired plant and equipment with an aggregate fair value of $nil (2010: $213,275; 2009: $269,420) by means of hire purchase agreements.

Hire purchase facility

As at June 30, 2011, the Company had breached one of the covenants of the Master Asset Finance Facility which governs the hire purchase agreements.  Subsequent to balance date, National Australia Bank Limited provided the Company with a letter waiving its right to take any further action in respect of the breach.  As a result of the breach, however, all liabilities in respect of the hire purchase agreements as at June 30, 2011 have been classified as current liabilities in the balance sheet.

12.    TRADE AND OTHER RECEIVABLES (CURRENT)

	Consolidated
	2011	2010
	$	$
Trade receivables	718,070	833,243
Less: provision for doubtful debts	(56,700)	(102,500)
Net trade receivables	661,370	730,743
Other receivables	12,999	23,914
Total current net trade and other receivables	674,369	754,657

Note:   Trade and other receivables for the Group include amounts due in US dollars of USD 113,276 (2010: USD 119,677), European Euros of EUR 90,105 (2010: EUR 90,000), Chinese yuan of CNY nil (2010: CNY 56,259) and Swiss francs of CHF nil (2010: CHF 550).

Refer Note 34 for details of aging, interest rate and credit risks applicable to trade and other receivables for which, due to their short-term nature, their carrying value approximates their fair value.

13.    PREPAYMENTS AND OTHER ASSETS (CURRENT)

Prepayments	191,047	113,568
Inventories at the lower of cost and net realizable value	282,612	255,967
Total current prepayments and other assets	473,659	369,535

F20

14.    PERFORMANCE BOND AND DEPOSITS (CURRENT)

	Consolidated
	2011	2010
	$	$
Performance bond	2,449	71,235
Other deposits	200	423
Total current performance bond and deposits	2,649	71,658

15.    PROPERTY, PLANT AND EQUIPMENT

Laboratory / veterinary equipment, at cost	4,301,671	5,800,013
Less: accumulated depreciation	(2,822,791)	(3,804,498)
Less: impairment loss	(751,325)	(448,527)
Net laboratory / veterinary equipment	727,555	1,546,988
Computer equipment, at cost	615,420	697,641
Less: accumulated depreciation	(519,625)	(636,022)
Net computer equipment	95,795	61,619
Office equipment, at cost	211,065	199,741
Less: accumulated depreciation	(145,205)	(144,925)
Less: impairment loss	—	(10,613)
Net office equipment	65,860	44,203
Equipment under hire purchase, at cost	1,282,389	2,017,271
Less: accumulated depreciation	(1,228,071)	(1,690,651)
Less: impairment loss	(10,000)	(31,087)
Net equipment under hire purchase	44,318	295,533
Leasehold improvements, at cost	108,212	114,665
Less: accumulated depreciation	(94,240)	(82,348)
Less: impairment loss	—	(2,834)
Net leasehold improvements	13,972	29,483
Total net property, plant and equipment	947,500	1,977,826

Reconciliation of property, plant and equipment
Opening gross carrying amount	8,829,331	8,647,873
Add: additions purchased during the year	369,809	358,071
Less: disposals made during the year	(2,680,383)	(176,613)
Closing gross carrying amount	6,518,757	8,829,331
Opening accumulated depreciation	(6,851,505)	(5,637,848)
Add: disposals made during the year	2,087,807	164,732
Less: depreciation expense charged	(539,295)	(885,328)
Less: impairment losses	(268,264)	(493,061)
Closing accumulated depreciation	(5,571,257)	(6,851,505)
Total net property, plant and equipment	947,500	1,977,826

F21

15.           PROPERTY, PLANT AND EQUIPMENT (cont.)

Reconciliation of movements in property, plant and equipment by asset category

Asset category	Opening net carrying amount	Additions during year	Net disposals during year	Depreciation expense and impairment loss	Closing net carrying amount
	$	$	$	$	$
Laboratory / veterinary equipment	1,546,988	231,708	(459,942)	(591,199)	727,555
Computer equipment	61,619	86,109	(4,668)	(47,265)	95,795
Office equipment	44,203	45,480	(16,292)	(7,531)	65,860
Equipment under hire purchase	295,533	—	(103,693)	(147,522)	44,318
Leasehold improvements	29,483	6,512	(7,981)	(14,042)	13,972

Totals	1,977,826	369,809	(592,576)	(807,559)	947,500

Impairment loss

The total plant and equipment impairment loss for the 2011 financial year was $268,264 (2010: $493,061).  This loss comprised items of equipment acquired under the Supply Agreement with Applera Corporation ($373,677) (“Applera”), offset by write-backs of items of equipment associated with the Company’s reproductive services business ($105,413).

The impairment charges relating to the equipment acquired under the Supply Agreement with Applera arose following an exchange of surplus laboratory equipment with an Australian-based subsidiary of Applera.

As at balance date, the Company believes that the carrying values of the remaining items of plant and equipment of $947,500 is appropriate.

16.           INTANGIBLE ASSETS AND GOODWILL

	Consolidated
	2011	2010
	$	$
Patents
Patents, at cost	36,538,523	36,417,619
Less: accumulated amortization	(32,639,674)	(32,441,195)
Less: impairment losses	(3,528,000)	(3,528,000)

Total net patents	370,849	448,424

Other intangible assets
Assets associated with BREVAGenTM breast cancer risk test, at cost	1,033,273	1,033,273

Total net other intangible assets	1,033,273	1,033,273

Goodwill
Goodwill, at cost	358,012	1,625,115
Less: accumulated amortization	(42,624)	(42,624)
Less: impairment losses	—	(1,264,603)

Total net goodwill	315,388	317,888

Total net intangible assets and goodwill	1,719,510	1,799,585

F22

16.           INTANGIBLE ASSETS AND GOODWILL (cont.)

	Consolidated
	2011	2010
	$	$
Reconciliation of patents
Opening gross carrying amount	36,417,619	36,319,304
Add: additions purchased during the year (refer note)	—	242,379
Adjust for exchange rate movements	120,904	(144,064)

Closing gross carrying amount	36,538,523	36,417,619

Opening accumulated amortization and impairment losses	(35,969,195)	(33,292,255)
Add: amortization expense charged	(77,575)	(2,821,004)
Adjust for exchange rate movements	(120,904)	144,064

Closing accumulated amortization and impairment losses	(36,167,674)	(35,969,195)

Total net patents	370,849	448,424

Reconciliation of other intangible assets
Opening gross carrying amount	1,033,273	—
Add: acquisition of BREVAGenTM breast cancer risk test (refer note)	—	1,033,273

Total net other intangible assets	1,033,273	1,033,273

Reconciliation of goodwill
Opening gross carrying amount	1,625,115	1,625,115
Less: goodwill written off	(1,267,103)	—

Closing gross carrying amount	358,012	1,625,115

Opening accumulated amortization and impairment losses	(1,307,227)	(42,624)
Add: goodwill written off	1,264,603	—
Less: impairment losses	—	(1,264,603)

Closing accumulated amortization and impairment losses	(42,624)	(1,307,227)

Total net goodwill	315,388	317,888

Acquisition of BREVAGenTM breast cancer risk test

On April 14, 2010, the Company acquired various intangible assets from California-based Perlegen Sciences Inc. (“Perlegen”), the majority of which relate to a proprietary genetic breast cancer risk test called BREVAGenTM.  The carrying value of the assets acquired from Perlegen, which also equates to cost, is dissected as follows:

$
Intangible assets related to the BREVAGenTM test	1,033,273
Non-coding patents	242,379

Total value of assets acquired from Perlegen	1,275,652

In assessing the correct accounting treatment for the acquisition of the BREVAGenTM assets, consideration was given to the factors for determining a business combination in accordance with IFRS 3R.

As the BREVAGenTM assets were acquired in an arm’s-length transaction and the forecast revenues from the sale of the BREVAGenTM test demonstrate the likely use of the assets, there is no indication of impairment as at June 30, 2011.  Certain royalties, representing a fixed percentage of future sales of the BREVAGenTM test, will be payable by the Company to Perlegen and other parties.

F23

17.           TRADE AND OTHER PAYABLES (CURRENT)

	Consolidated
	2011	2010
	$	$
Trade payables	653,046	680,377
Other payables	301,018	228,899
Accrued expenses	160,964	286,397

Total current trade and other payables	1,115,028	1,195,673

Note:         Trade payables and other payables for the Group include amounts due in US dollars of USD 217,168 (2010: USD 97,957), Chinese yuan of CNY 68,158 (2010: CNY 50,508), Canadian dollars of CAD 22,539 (2010: CAD 9,326), European euros of EUR 17,250 (2010: EUR 45,187), Swiss francs of CHF 3,290 (2010: CHF 3,190), New Zealand dollars of NZD 136 (2010: NZD 39) and Pounds Sterling of GBP nil (2010: GBP 3,729).

Refer Note 34 for details of contractual maturity and management of interest rate, foreign exchange and liquidity risks applicable to trade and other payables for which, due to their short-term nature, their carrying value approximates their fair value.

18.           INTEREST-BEARING LIABILITIES (CURRENT)

Hire purchase liability (Notes 27 and 34)	67,878	382,640

Total current interest-bearing liabilities	67,878	382,640

Note:         The carrying values of the hire purchase liabilities approximate their fair values.  As at June 30, 2011, the Company had breached one of the covenants of the Master Asset Finance Facility which governs the hire purchase agreements.  Subsequent to balance date, National Australia Bank Limited provided the Company with a letter waiving its right to take any further action in respect of the breach.  As a result of the breach, however, all liabilities in respect of the hire purchase agreements as at June 30, 2011 have been classified as current liabilities in the balance sheet.

19.           DEFERRED REVENUE (CURRENT)

Genetic testing fees received in advance	159,001	192,841
Reproductive service fees received in advance	4,545	1,600

Total current deferred revenue	163,546	194,441

20.           PROVISIONS (CURRENT AND NON-CURRENT)

Current provisions
Annual leave	417,603	442,108
Long service leave	261,574	264,081

Total current provisions	679,177	706,189

Non-current provisions
Long service leave	82,730	82,933

Total non-current provisions	82,730	82,933

Total provisions	761,907	789,122

Reconciliation of annual leave provision
Balance at the beginning of the financial year	442,108	396,198
Add: obligation accrued during the year	403,929	383,883
Less: utilized during the year	(428,434)	(337,973)

Balance at the end of the financial year (note)	417,603	442,108

F24

20.           PROVISIONS (CURRENT) (cont.)

	Consolidated
	2011	2010
	$	$
Reconciliation of long service leave provision
Balance at the beginning of the financial year	347,014	338,133
Add: obligation accrued during the year	60,342	54,401
Less: utilized during the year	(63,052)	(45,520)

Balance at the end of the financial year (note)	344,304	347,014

Reconciliation of withholding tax
Balance at the beginning of the financial year	—	370,346
Add: obligation accrued during the year	—	—
Less: reversal of provision	—	(370,346)

Balance at the end of the financial year	—	—

Note:         The current provisions for annual leave and long service leave include a total amount of $417,603 (2010: $442,475) in respect of obligations which, based on historical evidence, the Company estimates will be settled more than 12 months from balance date.

21.           CONTRIBUTED EQUITY

Issued and paid-up capital
Fully paid ordinary shares	72,378,105	72,378,105

Total contributed equity	72,378,105	72,378,105

	Shares	$
Movements in shares on issue

Year ended June 30, 2011
Balance at the beginning of the financial year	404,605,152	72,378,105
Add: shares issued during the year	—	—

Balance at the end of the financial year	404,605,152	72,378,105

Year ended June 30, 2010

Balance at the beginning of the financial year	374,644,801	71,285,663
Add: shares issued during the year for cash (net of associated costs)	27,940,530	1,011,650
Add: shares issued during the year other than for cash	2,019,821	80,792

Balance at the end of the financial year	404,605,152	72,378,105

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

F25

22.           RESERVES

	Consolidated
	2011	2010
	$	$
Foreign currency translation	(155,040)	(69,961)
Share-based payments	1,852,954	1,599,103
Net unrealized gains reserve	—	—

Total reserves	1,697,914	1,529,142

Reconciliation of foreign currency translation reserve
Balance at the beginning of the financial year	(69,961)	(61,338)
Add: net currency translation loss	(85,079)	(8,623)

Balance at the end of the financial year	(155,040)	(69,961)

Reconciliation of share-based payments reserve
Balance at the beginning of the financial year	1,599,103	1,593,237
Add: share-based payments expense	253,851	5,866

Balance at the end of the financial year	1,852,954	1,599,103

Reconciliation of net unrealized gains reserve
Balance at the beginning of the financial year	—	170,000
Less: reversal of reserve	—	(170,000)

Balance at the end of the financial year	—	—

Nature and purpose of reserves

Foreign currency translation reserve

This reserve is used to record exchange differences arising from the translation of the financial statements of foreign subsidiaries.

Share-based payments reserve

This reserve is used to record the value of share-based payments provided to employees and others providing similar services as part of their remuneration.

Net unrealized gains reserve

This reserve is used to record movements in the fair value of available-for-sale investments.

23.          ACCUMULATED LOSSES

	Consolidated
	2011	2010
	$	$
Balance at the beginning of the financial year	(68,374,028)	(59,030,262)
Add: net profit / (loss) attributable to members of Genetic Technologies Limited	910,002	(9,343,766)

Balance at the end of the financial year	(67,464,026)	(68,374,028)

F26

24.           MINORITY INTERESTS

	Consolidated
	2011	2010
	$	$
Reconciliation of minority interests in subsidiaries
Balance at the beginning of the financial year	184,477	154,745

Add: movements during the year
Less: share of operating losses	(8,661)	(11,443)
Less: share of movement in reserves	(11,585)	3,404

Net loss attributable to minority interests	(20,246)	(8,039)

Add: share of issued capital	37,771	37,771

Balance at the end of the financial year	202,002	184,477

25.    OPTIONS

As at June 30, 2011, the following options over ordinary shares in the Company were outstanding.

	2011	Weighted ave. exercise price	2010	Weighted ave. exercise price
Unlisted employee options (refer below)	19,650,000	$0.11	3,300,000	$0.33

On November 30, 2001, the Directors of the Company established a Staff Share Plan. On November 19, 2008, the shareholders of the Company approved the introduction of a new Employee Option Plan. Under the terms of the respective Plans, the Directors of the Company may grant options over ordinary shares in Genetic Technologies Limited to executives, consultants and employees of the Group. The options, which are granted at nil cost, are not transferable and are not quoted on ASX. As at June 30, 2011, there were 6 executives and 23 employees who held options that had been granted under the Plans. Options granted under the Plans carry no rights to dividends and no voting rights. The movements in the number of options granted under the Plans are as follows:

	2011	Weighted ave. exercise price	2010	Weighted ave. exercise price
Balance at the beginning of the financial year	3,300,000	$0.33	4,400,000	$0.34
Add: options granted during the year	17,300,000	$0.09	—	—
Less: options forfeited during the year	(200,000)	$0.22	(600,000)	$0.26
Less: options expired during the year	(750,000)	$0.48	(500,000)	$0.52

Balance at the end of the financial year	19,650,000	$0.11	3,300,000	$0.33

Exercisable at the end of the financial year	2,650,000	$0.28	2,825,000	$0.34

No funds were raised from the exercise of options granted under the Staff Share Plan during the year ended June 30, 2011 (2010: $nil). The numbers of options outstanding as at June 30, 2011 by ASX code, including the respective dates of expiry and exercise prices, are tabled below. Refer Note 28 for further information. The options tabled below are not listed on ASX.

Option description	2011	Weighted ave. exercise price	2010	Weighted ave. exercise price
GTGAA (expiring 6 September 2010)	—	—	750,000	$0.48
GTGAD (expiring 12 August 2011)	250,000	$0.43	250,000	$0.43
GTGAE (expiring 12 August 2011)	250,000	$0.53	250,000	$0.53
GTGAH (expiring 31 May 2012)	150,000	$0.40	150,000	$0.40
GTGAI (expiring 8 May 2015)	12,000,000	$0.045	—	—
GTGAK (expiring 30 September 2015)	500,000	$0.045	—	—
GTGAW (expiring 31 March 2016)	4,500,000	$0.19	—	—
GTGAW (expiring 31 May 2012)	300,000	$0.19	—	—
GTGAY (expiring 23 October 2012)	1,700,000	$0.22	1,900,000	$0.22

Balance at the end of the financial year	19,650,000	$0.11	3,300,000	$0.33

F27

26.           SEGMENT INFORMATION

Identification of reportable segments

The Group has identified three reportable segments based on the similarity of the products produced and sold and/or the services provided, as these represent the sources of the Group’s major risks and have the greatest effect on the rates of return.  The separate groups of products and services are then divided into operating businesses, the performances of which are reported to the Chief Executive Officer, the Senior Leadership Team and the Board of Directors on a monthly basis.  The segments are reported in a manner that is consistent with the internal reporting provided to the chief operating decision maker.  The Group also separately reports the corporate headquarter function to clearly identify costs associated with that function.  The corporate function is not considered to be an operating or reportable segment.  The Group’s three operating segments can be described as follows:

Operations — involves the provision of a range of genetic testing services.

Licensing — involves the out-licensing of the Group’s “non-coding” technology.

Research — involves the undertaking of a range of research and development projects in the field of genetics and related areas.

The Corporate disclosures below include all revenues, costs, assets and liabilities associated with the headquarter function.

Business segments

		Revenues and income			Profit / (loss)
Segment		Sales	Other	Totals	after tax
		$	$	$	$
Operations (continuing)	2011	4,594,960	—	4,594,960	(4,017,757)
	2010	4,915,528	—	4,915,528	(5,166,294)
Licensing	2011	—	13,680,741	13,680,741	9,583,419
	2010	—	3,739,747	3,739,747	(186,856)
Research	2011	—	—	—	(1,041,461)
	2010	—	—	—	(1,576,503)
Sub-total	2011	4,594,960	13,680,741	18,275,701	4,524,201
	2010	4,915,528	3,739,747	8,655,275	(6,929,653)
Corporate	2011	—	(85,771)	(85,771)	(3,644,422)
	2010	—	425,239	425,239	(2,871,670)
Totals	2011	4,594,960	13,594,970	18,189,930	879,779
	2010	4,915,528	4,164,986	9,080,514	(9,801,323)

				Amortization	Impairment	Purchases of
Segment		Assets	Liabilities	/depreciation	losses/write downs	equipment
		$	$	$	$	$
Operations (continuing)	2011	2,946,818	(1,035,198)	(469,383)	(269,005)	341,549
	2010	3,885,395	(1,646,160)	(783,826)	(1,786,533)	345,801
Licensing	2011	557,866	(189,704)	(29,960)	—	1,545
	2010	674,373	(274,602)	(2,771,907)	—	6,477
Research	2011	79,781	(42,517)	(87,799)	—	—
	2010	165,523	(81,442)	(111,412)	—	—
Sub-total	2011	3,584,465	(1,267,419)	(587,142)	(269,005)	343,094
	2010	4,725,291	(2,002,204)	(3,667,145)	(1,786,533)	352,278
Corporate	2011	5,337,889	(840,940)	(29,728)	—	26,715
	2010	3,554,281	(559,672)	(39,185)	—	5,793
Totals	2011	8,922,354	(2,108,359)	(616,870)	(269,005)	369,809
	2010	8,279,572	(2,561,876)	(3,706,330)	(1,786,533)	358,071

Notes:	Other revenues and income - corporate includes interest received of $200,023 (2010: $211,431).
Expenses - corporate includes employee benefits expenses of $1,808,821 (2010: $1,649,169).
Assets - corporate includes cash of $5,104,667 (2010: $3,306,311).
Liabilities - corporate includes trade and other payables of $627,608 (2010: $373,043) and provisions of $213,334 (2010: $173,607).
There were no intersegment sales.

F28

26.           SEGMENT INFORMATION (cont.)

Geographic information

Australia — is the home country of the parent entity and the location of the Company’s genetic testing and licensing operations.

USA — is the home of Phenogen Sciences Inc. and GeneType Corporation.

China — is the home of Genetic Technologies (Beijing) Limited.

Canada — is the home of Gtech International Resources Limited.

Switzerland — is the home of GeneType AG.

Geographic segments

		Revenues and income			Profit / (loss)
Segment		Sales	Other	Totals	after tax
		$	$	$	$
Australia	2011	4,591,389	13,583,021	18,174,410	2,473,786
	2010	4,834,035	4,164,896	8,998,931	(9,511,225)
USA	2011	—	66,595	66,595	(1,412,164)
	2010	—	—	—	(118,429)
China	2011	3,571	(54,646)	(51,075)	(132,774)
	2010	81,493	90	81,583	(105,068)
Canada	2011	—	—	—	(35,819)
	2010	—	—	—	(47,325)
Switzerland	2011	—	—	—	(13,250)
	2010	—	—	—	(19,276)
Totals	2011	4,594,960	13,594,970	18,189,930	879,779
	2010	4,915,528	4,164,986	9,080,514	(9,801,323)

				Amortization	Impairment	Purchases of
Segment		Assets	Liabilities	/depreciation	losses /write downs	equipment
		$	$	$	$	$
Australia	2011	8,420,967	352,832	(596,416)	(263,099)	303,526
	2010	7,795,180	(1,759,575)	(3,686,873)	(1,786,533)	339,793
USA	2011	187,807	(2,005,722)	(10,575)	—	66,283
	2010	—	(407,148)	—	—	—
China	2011	271	(323,256)	(9,879)	(5,906)	—
	2010	105,420	(294,230)	(19,457)	—	18,278
Canada	2011	302,968	(21,775)	—	—	—
	2010	375,305	(10,383)	—	—	—
Switzerland	2011	10,341	(110,438)	—	—	—
	2010	3,667	(90,540)	—	—	—
Totals	2011	8,922,354	(2,108,359)	(616,870)	(269,005)	369,809
	2010	8,279,572	(2,561,876)	(3,706,330)	(1,786,533)	358,071

Included in the above figures are the following intersegment balances and transactions:

	Consolidated
	2011	2010
	$	$
Loan payable (USA) and loan receivable (Australia)	1,851,870	407,148
Loan payable (China) and loan receivable (Australia)	633	633
Loan payable (Switzerland) and loan receivable (Australia)	106,170	87,109
Accounts payable (China) and accounts receivable (Australia)	312,689	276,135
Foreign exchange gain (USA) and foreign exchange loss (Australia)	67,041	—
Cost of sales (China) and sales (Australia)	389	6,702
Management fees paid (China) and management fees received (Australia)	19	331

F29

26.           SEGMENT INFORMATION (cont.)

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

Major customers

The Group has a number of major customers to which it provides both products and services.  During the year ended June 30, 2011, there were two customers from whom the Group generated revenues representing more than 10% of the total consolidated revenue from operations.  During the year ended June 30, 2010, there were no such customers.

27.           COMMITMENTS AND CONTINGENCIES

On January 14, 2005, the Company executed a Master Asset Finance Agreement with National Australia Bank Limited in respect of a $2,500,000 asset finance facility (the “Facility”).  Each of the Company’s Australian-resident subsidiaries has provided a guarantee to the Company in respect of the Facility.  Refer Note 18 in respect of a breach of the Facility’s terms.

	Consolidated
	2011	2010
	$	$
Hire purchase expenditure commitments
Minimum hire purchase payments
- not later than one year	53,008	259,597
- later than one year but not later than five years	17,981	152,954
- later than five years	—	—
Total minimum hire purchase payments	70,989	412,551
Less: future finance charges	(3,111)	(29,911)
Present value of hire purchase payments	67,878	382,640

Aggregate expenditure commitments comprise:
Current liability (Note 18)	67,878	382,640

Operating lease expenditure commitments
Minimum operating lease payments
- not later than one year	354,192	459,193
- later than one year but not later than five years	432,051	723,103
- later than five years	—	—
Total minimum operating lease payments	786,243	1,182,296

As at June 30, 2011, the above operating leases related to the following premises that are currently occupied by the Group:

Location	Landlord	Use	Date of expiry of lease	Minimum payments

60-66 Hanover Street Fitzroy, Victoria 3065 Australia	Crude Pty. Ltd.	Office and laboratory	September 30, 2013	$746,496

9115 Harris Corners Parkway, Suite 320 Charlotte, North Carolina 28269 USA	New Boston Harris Corners LLC	Office	October 31, 2012	$39,747
			Total	$786,243

Apart from the above, there were no other commitments or contingencies as at June 30, 2011.

F30

28.           EMPLOYEE BENEFITS

Employee options

On November 30, 2001, the Directors of the Company established a Staff Share Plan.  On November 19, 2008, the shareholders of the Company approved the introduction of a new Employee Option Plan.  Under the terms of the respective Plans, the Directors may, at their discretion, grant options over the ordinary shares in the Genetic Technologies Limited to executives, consultants, employees, and formerly Non-Executive Directors, of the Group (refer Notes 25 and 29).

On July 8, 2010, a total of 12,000,000 options over ordinary shares in the Company were granted, at no cost, to members of the Company’s Senior Leadership Team.  Each option, which entitles the holder to acquire one ordinary share at a cost of $0.045, will expire on May 8, 2015, unless exercised before that date.  On February 3, 2011, a further 500,000 similar options were granted.

On May 26, 2011, a total of 4,800,000 options over ordinary shares in the Company were granted, at no cost, to a number of employees, including those employed by its subsidiary, Phenogen Sciences Inc.  Each option, which entitles the holder to acquire one ordinary share at a cost of $0.19, will expire no later than March 31, 2016, unless exercised before that date.

The majority of above options granted during the 2011 financial year vest in three equal tranches after 12 months, 24 months and 36 months from the date of grant, respectively.  As at June 30, 2011, there were 6 executives and 23 employees who held options that had been granted under the Plans.  There were no options granted during the year ended June 30, 2010.

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

Transactions within the Group

During the year ended June 30, 2011, various transactions within the Group occurred, as listed below.  All amounts were charged on commercial, arm’s-length terms and at commercial rates.

•                      AgGenomics Pty. Ltd., a subsidiary, paid interest to the Company amounting to $12,523 (2010: $12,302) in respect of an outstanding loan between the parties.

•                      ImmunAid Pty. Ltd., a subsidiary, paid management fees to the Company amounting to $22,500 (2010: $45,000).

•                     Genetic Technologies (Beijing) Limited (“GTBL”), a subsidiary, paid management fees to Genetic Technologies Corporation Pty. Ltd. (“GTC”) of $19 (2010: $331).  GTBL also purchased testing services from GTC at a cost of $389 (2010: $6,702).

Other related party transactions

During the year ended June 30, 2011, the Company and GeneType Pty. Ltd., a subsidiary, collectively paid a total of $84,583 (2010: $579,806) to Bankberg Pty. Ltd. (“Bankberg”), a company associated with a former Director and majority shareholder of the Company, Dr. Mervyn Jacobson, for rent and its share of body corporate expenses in respect of the office and laboratory premises in Fitzroy, Victoria that are leased by the Group.  On August 20, 2010, Bankberg Pty. Ltd. sold the Fitzroy premises to an unrelated third party (refer Note 27).

During the year ended June 30, 2011, the Company paid a total of $50,000 (2010: $50,000) to Dr. Jacobson in respect of an administrative allowance associated with his role as the Company’s Vice President Global Licensing and Intellectual Property.  Also during the year, Genetic Technologies Limited paid a total of $924,679 (2010: $238,100) to Transmedia Inc., another company associated with Dr. Jacobson, in respect of commissions paid in relation to licensing services provided to the Company and reimbursement of associated travel expenses of $152,033 (2010: $153,151).  During the 2011 financial year, Dr. Jacobson also served as Chief Executive Officer of ImmunAid Pty. Ltd., a subsidiary.  He received no compensation in respect of this role.

All transactions with Key Management Personnel have been entered into under terms and conditions no more favourable than those which the entity would have adopted if dealing at arm’s length.  Please refer below for a description of transactions with Key Management Personnel.

F31

29.           RELATED PARTY DISCLOSURES (cont.)

Details of Key Management Personnel

Directors	Executives
Sidney C. Hack (Non-Executive Chairman)	Dr. Paul D.R. MacLeman (Chief Executive Officer)
Tommaso Bonvino (Non-Executive)	Thomas G. Howitt (Chief Financial Officer and Company Secretary)
Dr. Malcolm R. Brandon (Non-Executive)	Alison J. Mew (Chief Operating Officer)
Huw D. Jones (Non-Executive)	Lewis J. Stuart (General Manager US operations)
Gregory J. McPherson (VP Sales and Marketing)
Dr. David J. Sparling (VP Legal and Corporate Development)

Notes:             Mr. Stuart was appointed as General Manager of Phenogen Sciences Inc., the Company’s wholly-owned US subsidiary, on July 5, 2010.

	Consolidated
	2011	2010
	$	$
Remuneration of Key Management Personnel
Short-term employee benefits	1,474,137	1,057,476
Post-employment benefits	179,503	144,765
Share-based payments	181,502	28,257
Long-term benefits	8,753	6,187
Total remuneration of Key Management Personnel	1,843,895	1,236,685

Optionholdings of Key Management Personnel

June 30, 2011

	Opening	Number of options			Closing	Vesting as at year end
Name of optionholder	balance	Granted	Exercised	Lapsed	balance	Exercisable	Not exercisable
Executive
Dr. Paul D.R. MacLeman	—	3,600,000	—	—	3,600,000	—	3,600,000
Thomas G. Howitt	2,000,000	1,500,000	—	(750,000)	2,750,000	1,250,000	1,500,000
Alison J. Mew	—	1,500,000	—	—	1,500,000	—	1,500,000
Lewis J. Stuart	—	2,400,000	—	—	2,400,000	—	2,400,000
Gregory J. McPherson	—	1,500,000	—	—	1,500,000	—	1,500,000
Dr. David J. Sparling	—	1,500,000	—	—	1,500,000	—	1,500,000
Totals	2,000,000	12,000,000	—	(750,000)	13,250,000	1,250,000	12,000,000

Notes:	Mr. Stuart became a member of Key Management Personnel during the year ended June 30, 2011.
The heading “Lapsed” includes options which expired.

June 30, 2010

	Opening	Number of options			Closing	Vesting as at year end
Name of optionholder	balance	Granted	Exercised	Lapsed	balance	Exercisable	Not exercisable
Executive
Dr. Paul D.R. MacLeman	—	—	—	—	—	—	—
Thomas G. Howitt	2,000,000	—	—	—	2,000,000	250,000	1,750,000
Alison J. Mew	—	—	—	—	—	—	—
Gregory J. McPherson	—	—	—	—	—	—	—
Dr. David J. Sparling	—	—	—	—	—	—	—
Totals	2,000,000	—	—	—	2,000,000	250,000	1,750,000

Notes:	Ms. Mew, Mr. McPherson and Dr. Sparling became members of Key Management Personnel during the year ended June 30, 2010.

F32

29.           RELATED PARTY DISCLOSURES (cont.)

Shareholdings of Key Management Personnel

June 30, 2011

Shares held in Genetic	Opening	Number of shares		Acquired on	Closing
Technologies Limited	balance	Bought	Sold	exercise of options	balance
Director
Sidney C. Hack	—	—	—	—	—
Tommaso Bonvino	—	—	—	—	—
Dr. Malcolm R. Brandon	—	—	—	—	—
Huw D. Jones	—	797,887	—	—	797,887

Executive
Dr. Paul D.R. MacLeman	—	—	—	—	—
Thomas G. Howitt	—	—	—	—	—
Alison J. Mew	—	—	—	—	—
Lewis J. Stuart	—	—	—	—	—
Gregory J. McPherson	—	—	—	—	—
Dr. David J. Sparling	—	—	—	—	—
Totals	—	797,887	—	—	797,887

During the year ended June 30, 2010, no members of Key Management Personnel bought, sold or held a beneficial interest in any shares in the Company.

Notes:	Mr. Stuart became a member of Key Management Personnel during the year ended June 30, 2011.
Ms. Mew, Mr. McPherson and Dr. Sparling became members of Key Management Personnel during the year ended June 30, 2010.

All equity transactions with Key Management Personnel, other than those arising from the exercise of options, have been entered into under terms and conditions no more favourable than those which the entity would have adopted if dealing at arm’s length.

30.           AUDITORS’ REMUNERATION

	Consolidated
	2011	2010
	$	$
Audit services
PricewaterhouseCoopers in respect of:
Audit of the Company’s Financial Report under the Corporations Act 2001	250,812	271,766
Other audit firms in respect of:
Audit of the Financial Reports of subsidiaries	15,403	17,013
Total remuneration in respect of audit services	266,215	288,779

Non-audit services
PricewaterhouseCoopers in respect of:
Accounting and other services	—	60,000
Other audit firms in respect of:
Tax advice and compliance, accounting and other services	14,388	16,514
Total remuneration in respect of non-audit services	14,388	76,514
Total auditors’ remuneration	280,603	365,293

F33

31.           SUBSIDIARIES

The following diagram is a depiction of the Group structure as at June 30, 2011.

		Group interest (%)		Net carrying value ($)
Name of Group company	Incorporation details	2011	2010	2011	2010

Entities held directly by parent

GeneType Pty. Ltd.	September 5, 1990 Victoria, Australia	100%	100%	1	1

Genetic Technologies Corporation Pty. Ltd.	October 11, 1996 N.S.W., Australia	100%	100%	2	2

RareCellect Pty. Ltd.	March 7, 2001 N.S.W., Australia	100%	100%	10	10

GeneType AG	February 13, 1989 Zug, Switzerland	100%	100%	6,614	236

GeneType Corporation	December 18, 1989 California, U.S.A.	100%	100%	—	—

Phenogen Sciences Inc.	June 28, 2010 Delaware, U.S.A.	100%	100%	11,006	—

Gtech International Resources Limited	November 29, 1968 Yukon Territory, Canada	75.8%	75.8%	281,193	364,922

ImmunAid Pty. Ltd. (refer note below)	March 21, 2001 Victoria, Australia	71.7%	71.7%	70	60

Frozen Puppies Dot Com Pty. Ltd. (refer note below)	February 15, 2006 N.S.W., Australia	—	100%	—	—

Total carrying value				298,896	365,231

Entities held by other subsidiaries

AgGenomics Pty. Ltd.	February 15, 2002 Victoria, Australia	50.1%	50.1%	—	—

Genetic Technologies (Beijing) Limited	December 25, 2008 Beijing Municipality, China	100%	100%	—	—

Note:         During the year ended June 30, 2011, Frozen Puppies Dot Com Pty. Ltd. was deregistered (refer Note 32).

F34

32.           CHANGES IN THE COMPOSITION OF THE ENTITY

Deregistration of subsidiary

During the year ended June 30, 2010, a decision was made by the Company to strategically realign its animal business and to focus on the provision of animal genetic tests, rather than the services that were acquired as part of the acquisition of the Frozen Puppies Dot Com business in 2008.  As a result, during the 2010 financial year, several impairment charges were raised in relation to:

•             certain inventories associated with the Company’s reproductive services business, in the amount of $6,232;

•             certain items of plant and equipment associated with the reproductive services business, in the amount of $115,413; and

•             goodwill arising from the acquisition of Frozen Puppies Dot Com Pty. Ltd., in the amount of $1,264,603.

Following the disposal of assets related to the reproductive services business during the 2011 financial year, Frozen Puppies Dot Com Pty. Ltd. was subsequently deregistered on June 1, 2011.

33.           PARENT ENTITY FINANCIAL INFORMATION

Summary financial information

The financial statements for the parent entity, Genetic Technologies Limited, disclose the amounts set out in the following table.

	Consolidated
	2011	2010
	$	$
Balance sheet
Current assets	4,936,355	3,243,890
Total assets	8,878,935	7,856,620
Current liabilities	9,174,781	7,381,481
Total liabilities	9,275,259	7,609,844
Equity
Contributed equity	72,378,105	72,378,105
Reserves
Share-based payments	1,798,257	1,544,406
Accumulated losses	(74,572,686)	(73,675,735)
	(396,324)	246,776
Loss for the year	(896,951)	(11,371,189)
Total comprehensive loss	(896,951)	(11,371,189)

Note:         The current liabilities of Genetic Technologies Limited exceed its current assets as at June 30, 2011 due to the fact that the asset loans to, and investments in, its subsidiaries have been written down, whilst the loans from the subsidiaries to the parent entity as at that date have not.

Guarantees entered into by the parent entity

As at balance date, the parent entity had agreed to fund by way of loan all of the operating expenses of ImmunAid Pty. Ltd. (a subsidiary) up to, and including, September 30, 2011 and that it would not seek repayment of the loan during that period.

Related party information

As at June 30, 2011, $33,113,037 (2010: $30,793,956) was receivable by the Company from its various subsidiaries.  As at the same date, an amount of $7,672,892 (2010: $5,626,740) was payable by the Company to its wholly-owned subsidiaries.  All such loans are unsecured, generally interest free and there are no fixed terms of repayment.

Financial risk management

In assessing the recoverability of intercompany receivables, Genetic Technologies Limited, the parent entity, raises a provision for diminution to ensure that the carrying amount of these receivables does not exceed the net tangible assets of the subsidiaries.

Contingent liabilities and commitments of the parent entity

As at the date of this Report, the parent entity had no contingent liabilities or other commitments.

F35

34.           FINANCIAL RISK MANAGEMENT

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

The Group holds the following financial instruments:

	Consolidated
	2011	2010
	$	$
Financial assets
Cash at bank / on hand	1,985,257	1,773,152
Short-term deposits	3,119,410	1,533,159
Trade and other receivables	674,369	754,657
Performance bond and deposits	2,649	71,658
Total financial assets	5,781,685	4,132,626

Financial liabilities
Trade and other payables	1,115,028	1,195,673
Hire purchase liabilities	67,878	382,640
Total financial liabilities	1,182,906	1,578,313

Credit risk

The Group’s credit risk is managed on a Group basis.  Credit risk arises from cash and cash equivalents and deposits with banks and financial institutions, as well as credit exposures to customers, including outstanding receivables and committed transactions.  If there is no independent rating, the Group assesses the credit quality of the customer, taking into account its financial position, past experience and other factors.  Individual risk limits are set based on internal or external ratings.  The compliance with credit limits by customers is regularly monitored by Management.  Sales to retail customers are required to be settled in cash or using major credit cards, mitigating credit risk.  The maximum exposures to credit risk as at June 30, 2011 in relation to each class of recognized financial assets is the carrying amount of those assets, as indicated in the balance sheet.

Financial assets included on the balance sheet that potentially subject the Group to concentration of credit risk consist principally of cash and cash equivalents and trade receivables.  In accordance with the guidelines of the Group’s Short Term Investment Policy, the Group minimizes this concentration of risk by placing its cash and cash equivalents with financial institutions that maintain superior credit ratings in order to limit the degree of credit exposure.  For banks and financial institutions, only independently-rated parties with a minimum rating of “A-1” are accepted.  The Group has also established guidelines relative to credit ratings, diversification and maturities that seek to maintain safety and liquidity.  The Group does not require collateral to provide credit to its customers, however, the majority of the Group’s customers are large, reputable organizations and, as such, the risk of credit exposure is limited.  The Group has not entered into any transactions that qualify as a financial derivative instrument.

F36

34.           FINANCIAL RISK MANAGEMENT (cont.)

Credit risk (cont.)

In addition, receivable balances are monitored on an ongoing basis with the result that the Group’s exposure to bad debts is not significant.  As at June 30, 2011, the balance of the Group’s provision for doubtful debts was $56,700 (2010: $102,500), out of a total net receivables balance as at that date of $674,369 (2010: $754,657).  For some trade receivables, the Group may also obtain security in the form of guarantees, deeds of undertaking or letters of credit which can be called upon if the counterparty is in default under the terms of the agreement.

Credit risk further arises in relation to financial guarantees given by the Group to certain parties in respect of obligations of its subsidiaries.  Such guarantees are only provided in exceptional circumstances.

An analysis of the aging of trade and other receivables and trade and other payables is provided below:

	Consolidated
	2011	2010
	$	$
Net trade and other receivables
Current (less than 30 days)	616,550	578,417
31 days to 60 days	21,337	98,533
61 days to 90 days (note)	2,148	10,702
Greater than 90 days (note)	34,334	67,005
Total net trade and other receivables (Note 12)	674,369	754,657

Net trade and other payables
Current (less than 30 days)	1,085,480	1,153,364
31 days to 60 days	28,866	42,309
61 days to 90 days	—	—
Greater than 90 days	682	—
Total net trade and other payables (Note 17)	1,115,028	1,195,673

Notes:   Net trade and other receivables for the Group that are greater than 90 days include net amounts receivable from wholly-owned subsidiaries of $2,096,631 (2010: $2,351,077).  The loans to and from these subsidiaries are interest free and there are no fixed terms of repayment.

A total of $36,482 in net trade and other receivables greater than 60 days is past due, of which a total of $21,213 had been received prior to the date of this Financial Report.  The Company considers that the remaining $15,269 is recoverable and not impaired.

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

The Group has a Foreign Exchange Management Policy which was developed to establish a formal framework and procedures for the efficient management of the financial risks that impact on Genetic Technologies Limited through its activities outside of Australia, predominantly in the United States.  The policy governs the way in which the financial assets and liabilities of the Group that are denominated in foreign currencies are managed and any risks associated with that management are identified and addressed.  Under the policy, which is updated on a regular basis as circumstances dictate, the Group generally retains in foreign currency only sufficient funds to meet the expected expenditures in that currency.  Surplus funds, if any, are converted into Australian dollars as soon as practicable after receipt.

F37

34.           FINANCIAL RISK MANAGEMENT (cont.)

Market risk (cont.)

As at June 30, 2011, the Group held the following financial assets and liabilities that were denominated in foreign currencies:

Consolidated	Year	USD	CAD	EUR	GBP	CNY	NZD	CHF	SGD
Financial assets
Cash at bank / on hand	2011	437,717	313,637	34,191	1	1,854	1,240	6,626	154
	2010	15,191	335,821	840	206	53,748	941	908	—
Trade and other receivables	2011	113,276	—	90,105	—	—	—	—	—
	2010	119,677	—	90,000	—	56,259	—	550	—
Performance bond / deposit	2011	—	—	—	—	—	—	—	—
	2010	—	—	50,000	—	—	—	—	—
Total financial assets	2011	550,993	313,637	124,296	1	1,854	1,240	6,626	154
	2010	134,868	335,821	140,840	206	110,007	941	1,458	—
Financial liabilities
Trade and other payables	2011	217,168	22,539	17,250	—	68,158	136	3,290	—
	2010	97,957	9,326	45,187	3,729	50,508	39	3,190	—
Total financial liabilities	2011	217,168	22,539	17,250	—	68,158	136	3,290	—
	2010	97,957	9,326	45,187	3,729	50,508	39	3,190	—

Notes:            USD — United States dollars               CAD — Canadian dollars                 EUR — European euros                                CHF — Swiss francs

GBP — Great Britain pounds               CNY — Chinese yuan                                  NZD — New Zealand dollars     SGD — Singapore dollars

During the year ended June 30, 2011, the Australian dollar / US dollar exchange rate increased by 25.0%, from 0.8480 at the beginning of the year to 1.0597 at the end of the year.  During the same period, Australian dollar / Canadian dollar exchange rate increased by 15.2%, from 0.8982 at the beginning of the year to 1.0351 at the end of the year.

Based on the financial instruments held at June 30, 2011, had the Australian dollar weakened / strengthened by 10% against the US dollar with all other variables held constant, the Group’s profit for the year would have been $47,000 lower / $58,000 higher (2010: loss $4,000 lower / loss $5,000 higher), mainly as a result of changes in the values of cash and cash equivalents which are denominated in US dollars, as detailed in the above tables.

Based on the financial instruments held at June 30, 2011, had the Australian dollar weakened / strengthened by 10% against the Canadian dollar with all other variables held constant, the Group’s profit for the year would have been $48,000 lower / $34,000 higher (2010: loss $33,000 lower / loss $40,000 higher), due to changes in the values of cash and cash equivalents which are denominated in Canadian dollars, as detailed in the above tables.

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

The Group has a Short Term Investment Policy which was developed to manage the Group’s surplus cash and cash equivalents.  In this context, the Group adopts a prudent approach that is tailored to cash forecasts rather than seeking high returns that may compromise access to funds as and when they are required.  Under the policy, the Group deposits its surplus cash in a range of deposits / securities over different time frames and with different institutions in order to diversify its portfolio and minimize risk.

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

At June 30, 2011, if interest rates had changed by +/- 50 basis points from the year-end rates, with all other variables held constant, the Group’s profit for the year would have been $22,000 lower / higher (2010: loss $16,000 lower / higher), as a result of higher / lower interest income from cash and cash equivalents.  Consolidated equity for the Group would have been $22,000 higher / lower (2010: $16,000 higher / lower) mainly as a result of an increase / decrease in the fair value of cash and cash equivalents.

F38

34.           FINANCIAL RISK MANAGEMENT (cont.)

Market risk (cont.)

The exposure to interest rate risks and the effective interest rates of financial assets and liabilities, both recognized and unrealized, for the Group is as follows:

Consolidated	Year	Floating rate	Fixed rate	Carrying amount	Weighted ave. effective rate	Ave. maturity period days
		$	$	$	%
Financial assets
Cash at bank / on hand	2011	1,985,257	—	1,985,257	1.56%	At call
	2010	1,773,152	—	1,773,152	1.69%	At call
Short-term deposits	2011	—	3,119,410	3,119,410	5.92%	92
	2010	—	1,533,159	1,533,159	5.67%	92
Performance bond / deposits	2011	—	2,649	2,649	—	At call
	2010	—	71,658	71,658	—	At call
Totals	2011	1,985,257	3,122,059	5,107,316
	2010	1,773,152	1,604,817	3,377,969
Financial liabilities
Hire purchase liabilities (Note 27)	2011	—	70,989	67,878	6.30%	428
	2010	—	412,551	382,640	8.64%	575
Totals	2011	—	70,989	67,878
	2010	—	412,551	382,640

Notes:   All periods in respect of financial assets are for less than one year.

In respect of the hire purchase liabilities attributable to the Group, the interest rates are fixed for the terms of the facility, which is less than one year ($50,130) and between one and five years ($17,748).

Liquidity risk

Prudent liquidity risk management implies maintaining sufficient cash and cash equivalents and the availability of funding through an adequate amount of committed credit facilities, such as its hire purchase and credit card facilities.  The Group manages liquidity risk by continuously monitoring forecast and actual cash flows and, wherever possible, matching the maturity profiles of financial assets and liabilities.  Due to the dynamic nature of the underlying businesses, Management aims to maintain flexibility in funding by keeping committed credit lines available.  Surplus funds are generally only invested in instruments that are tradable in highly liquid markets.

A balanced view of cash inflows and outflows affecting the Group is summarized in the table below:

Consolidated	Year	< 6 months	6 to 12 months	1 to 5 years	> 5 years	Totals
		$	$	$	$	$
Financial assets
Cash at bank / on hand	2011	1,985,257	—	—	—	1,985,257
	2010	1,773,152	—	—	—	1,773,152
Short-term deposits	2011	3,119,410	—	—	—	3,119,410
	2010	1,533,159	—	—	—	1,533,159
Trade and other receivables	2011	674,369	—	—	—	674,369
	2010	754,657	—	—	—	754,657
Performance bond and deposits	2011	2,649	—	—	—	2,649
	2010	71,658	—	—	—	71,658
Total financial assets	2011	5,781,685	—	—	—	5,781,685
	2010	4,132,626	—	—	—	4,132,626

F39

34.           FINANCIAL RISK MANAGEMENT (cont.)

Liquidity risk (cont.)

Consolidated	Year	< 6 months	6 to 12 months	1 to 5 years	> 5 years	Totals
		$	$	$	$	$
Financial liabilities
Trade and other payables	2011	1,115,028	—	—	—	1,115,028
	2010	1,195,673	—	—	—	1,195,673
Hire purchase liabilities	2011	26,306	26,702	17,981	—	70,989
	2010	134,326	125,271	152,954	—	412,551
Total financial liabilities	2011	1,141,334	26,702	17,981	—	1,186,017
	2010	1,329,999	125,271	152,954	—	1,608,224
Net maturity	2011	4,640,351	(26,702)	(17,981)	—	4,595,668
	2010	2,802,627	(125,271)	(152,954)	—	2,524,402

The Group had access to the following undrawn borrowing facilities as at June 30, 2011:

	Facility limit	Amount used	Amount available
	$	$	$
Nature of facility
Master Asset Finance Facility	2,500,000	(67,878)	2,432,122
Credit card facilities	145,000	(18,786)	126,214

Note:         The Master Asset Finance Facility may be drawn at any time, subject to compliance with applicable banking covenants, and is subject to annual review (refer Note 18 in respect of a breach of the terms of the Facility).

Fair value measurements

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

35.           SUBSEQUENT EVENTS

On July 27, 2011, the Company announced that it had issued by way of private placement a total of 60,000,000 ordinary shares in the Company to institutional and sophisticated investors in the USA and Australia.  The placement, in which the shares were issued at a price of $0.195 each, raised a total of $11,700,000 in cash, before the payment of associated expenses of $805,463.  All of the shares were issued in accordance with ASX Listing Rule 7.1 and, as such, shareholder approval for the placement was not required.  Proceeds from the placement will be used to fund acquisition growth in the molecular diagnostics field focusing on women’s cancer and management, and to accelerate the roll-out of the Company’s lead cancer risk test BREVAGenTM in the USA.

On October 3, 2011, Dr. Mervyn Cass was appointed as a Director of the Company.

Also on October 3, 2011, a total of 1,000,000 options over ordinary shares in the Company were granted to a senior employee.  Each option, which was granted a nil cost, entitles the holder to acquire one ordinary share in the Company at a price of $0.20 at any time up to, and including July 31, 2016, subject to first satisfying certain vesting restrictions.

On October 24, 2011, a total of 875,000 options over ordinary shares in the Company which had been previously been granted to former employees were forfeited.

Apart from these events, there have been no other significant events which have occurred after balance date.

F40