Form 20-F/A
period 2011-06-30
GENETIC TECHNOLOGIES LTD
filed 2011-11-25
CIK 1166272

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

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

☐ Yes   ☐ No

EXPLANATORY NOTE

Genetic Technologies Limited (the “Company”) is filing this Form 20-F/A (the “Amendment”) to its Annual Report on Form 20-F (the “Annual Report”) for the year ended June 30, 2011, previously filed with the Securities and Exchange Commission (the “SEC”) on November 21, 2011 (the “Original Filing”), to replace the audit report in the Original Filing with a new audit report in prescribed form.  The remainder of the consolidated financial statements contained in the Original Filing are unchanged.

Except for the consolidated financial statements and auditor’s report, no other information included in the Annual Report as originally filed is being repeated in this Amendment, and this Amendment should be read together with the Annual Report as originally filed, except for the consolidated financial statements and auditor’s report. Cross references within this Amendment to items other than those in Part III are references to those items in the Original Filing. This Amendment does not otherwise update the disclosures set forth in the Annual Report for the year ended June 30, 2011, as originally filed, and does not otherwise reflect events occurring after the original filing of the Annual Report on November 21, 2011.

Exhibits 12.01, 12.02, 13.01 and 13.02 are being included in this Amendment and have been dated as of the date of this filing but are otherwise unchanged.

Item 17.	Financial Statements	1

Item 18.	Financial Statements	1

Item 19.	Exhibits	1

i

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

1

4(b)(i)              Lease over premises in Fitzroy, Victoria, Australia with an effective date of November 4, 2010. ††

4(b)(ii)           Lease over premises in Charlotte, North Carolina, USA with an effective date of August 17, 2010. ††

12.01                     Section 302 Certification

12.02                     Section 302 Certification

13.01                     Section 1350 Certification

13.02                     Section 1350 Certification

23.1                           Consent of Cape Leveque Securities Pty Ltd. ††

+  Previously filed with the Company’s Registration Statement on Form 20-F (File No. 0-51504) filed with the Commission on December 21, 2010 and incorporated herein by reference.

††  Previsouly filed with the Company’s Registration Statement on Form 20-F (File No. 0-51504) filed with the Commission on November 21, 2011 and incorporated herein by reference.

2

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

GENETIC TECHNOLOGIES LIMITED

Dated: November 25, 2011	By:	/s/ Dr. Paul D.R. MacLeman
Name: Dr. Paul D.R. MacLeman
Title: Chief Executive Officer

3

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Genetic Technologies Limited

In our opinion, the accompanying consolidated balance sheet and the related consolidated statement of comprehensive income, consolidated statement of changes in stockholders’ equity, and consolidated statement of cash flow present fairly, in all material respects, the financial position of Genetic Technologies Limited and its subsidiaries at June 30, 2011 and June 30, 2010, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2011 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

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

/s/ PricewaterhouseCoopers

Melbourne, Victoria, Australia

November 25, 2011

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