Form 20-F
period 2012-06-30
GENETIC TECHNOLOGIES LTD
filed 2012-10-24
CIK 1166272

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended June 30, 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

464,771,819 Ordinary Shares

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

PART I

Item 1.           Identity of Directors, Senior Management and Advisers

Item 1.A        Directors and Senior Management

The Directors of the Company as of the date of this Annual Report are as follows:

Name	Position/Function	Business Address

Dr. Melvyn J. Bridges	Non-Executive Chairman	60-66 Hanover Street Fitzroy Victoria 3065 Australia

Tommaso Bonvino	Non-Executive Director	60-66 Hanover Street Fitzroy Victoria 3065 Australia

Dr. Malcolm R. Brandon	Non-Executive Director	60-66 Hanover Street Fitzroy Victoria 3065 Australia

Gregory W. Brown	Non-Executive Director	60-66 Hanover Street Fitzroy Victoria 3065 Australia

Dr. Mervyn Cass	Non-Executive Director	60-66 Hanover Street Fitzroy Victoria 3065 Australia

Huw D. Jones	Non-Executive Director	60-66 Hanover Street Fitzroy Victoria 3065 Australia

The members of Senior Management of the Company as of the date of this Annual Report are as follows:

Name	Position/Function	Business Address

Dr. Paul D.R. MacLeman	Chief Executive Officer	60-66 Hanover Street Fitzroy Victoria 3065 Australia

Thomas G. Howitt	Chief Financial Officer and Company Secretary	60-66 Hanover Street Fitzroy Victoria 3065 Australia

Alison J. Mew	Chief Operating Officer	60-66 Hanover Street Fitzroy Victoria 3065 Australia

Dr. David J. Sparling	Vice President Legal and Corporate Development	60-66 Hanover Street Fitzroy Victoria 3065 Australia

Gregory J. McPherson	Vice President Sales and Marketing	60-66 Hanover Street Fitzroy Victoria 3065 Australia

Ivan Jasenko	Quality and Regulatory Manager	60-66 Hanover Street Fitzroy Victoria 3065 Australia

Mark J. Ostrowski	Senior Vice President Sales and Marketing (Phenogen Sciences Inc.)	9115 Harris Corners Parkway Suite 320 Charlotte North Carolina 28269 USA

Item 1.B                            Advisers

Our principal bankers, accountants and legal advisers are as follows:

Name of Adviser	Function	Business Address

National Australia Bank Limited	Bankers - Australia	Level 2, 151 Rathdowne Street Carlton Victoria 3053 Australia

Bank of America, N.A.	Bankers - USA	155 Town Centre Drive Mooresville North Carolina 28117 USA

Middletons	General Counsel	525 Collins Street Melbourne Victoria 3000 Australia

Sheridan Ross PC	Licensing and Patent Attorneys	1560 Broadway, Suite 1200 Denver Colorado 80202-5141 USA

Greenberg Traurig, LLP	U.S. Securities Counsel	200 Park Avenue New York New York 10166 USA

Item 1.C                        Auditor

The auditor of the Group’s financial statements for the years ended June 30, 2012, 2011 and 2010 was PricewaterhouseCoopers, whose address is 2 Southbank Boulevard, Southbank, Victoria, 3006, Australia.  PricewaterhouseCoopers is the Company’s current independent registered public accounting firm, an appointment ratified at the Annual General Meeting held on November 25, 2009.

Item 2.                                 Offer Statistics And Expected Timetable

Not applicable.

Item 3.                                 Key Information

Item 3.A                        Selected Financial Data

The following selected financial data for the five years ended June 30, 2012 is derived from the audited consolidated financial statements of Genetic Technologies Limited, prepared in accordance with International Financial Reporting Standards (“IFRS”), which became effective for our Company as of our fiscal year ended June 30, 2006.

The balance sheet data as of June 30, 2012 and 2011 and the statement of comprehensive income data for the 2012, 2011 and 2010 fiscal years are derived from our audited consolidated financial statements which are included in this Annual Report.  Balance sheet data as of June 30, 2010, 2009 and 2008 and statement of comprehensive income data for the 2009 and 2008 financial years are derived from our audited consolidated financial statements which are not included in this Annual Report.  The data should be read in conjunction with the consolidated financial statements, related notes and other financial information included herein.

All amounts are stated in Australian dollars as of June 30, as noted.

GENETIC TECHNOLOGIES LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR 2012, 2011, 2010, 2009 AND 2008

	Year ended June 30, 2012	Year ended June 30, 2011	Year ended June 30, 2010	Year ended June 30, 2009	Year ended June 30, 2008
	AUD	AUD	AUD	AUD	AUD
Revenue from operations
Genetic testing services	3,691,215	4,594,960	4,915,528	4,599,286	3,918,692
Less: cost of sales (refer note below)	(1,948,625)	(2,034,916)	(2,722,975)	(2,760,359)	—
Gross profit from operations	1,742,590	2,560,044	2,192,553	1,838,927	3,918,692
Other revenue	2,526,599	13,680,741	3,739,747	5,391,714	10,730,743
Gain on deconsolidation of subsidiary	5,113,175	—	—	—	—
Selling and marketing expenses	(4,384,184)	(3,018,947)	(2,679,979)	(2,765,060)	(2,576,607)
General and administrative expenses	(5,608,038)	(3,696,165)	(3,196,488)	(4,282,275)	(4,234,500)
Licensing, patent and legal costs	(1,267,838)	(4,097,323)	(3,923,102)	(4,017,721)	(4,780,463)
Laboratory, research and development costs	(4,029,369)	(4,380,866)	(6,258,871)	(6,116,450)	(9,677,723)
Finance costs	(45,217)	(81,934)	(100,422)	(89,499)	(66,763)
Share of net loss of associates accounted for using the equity method	(132,037)	—	—	—	—
Non-operating income and expenses	787,491	(85,771)	425,239	1,407,829	1,234,983
Profit/(loss) from continuing operations before income tax	(5,296,828)	879,779	(9,801,323)	(8,632,535)	(5,451,638)
Net profit from discontinued operation	—	21,562	446,114	774,214	—
Profit/(loss) before income tax	(5,296,828)	901,341	(9,355,209)	(7,858,321)	(5,451,638)
Income tax expense	—	—	—	—	—
Profit/(loss) for the year	(5,296,828)	901,341	(9,355,209)	(7,858,321)	(5,451,638)

Other comprehensive income/(loss)
Realized gain on sale of available-for-sale investments transferred from reserve	—	—	(170,000)	—	—
Unrealized gain on available-for-sale investments	—	—	—	170,000	—
Exchange gains/(losses) on translation of controlled foreign operations	(6,818)	(85,079)	(8,623)	(13,408)	(32,624)
Exchange gains/(losses) on translation of non-controlled foreign operations	(296)	(11,585)	3,404	6,133	(9,161)
Other comprehensive income/(loss) for the year, net of tax	(7,114)	(96,664)	(175,219)	162,725	(41,785)
Total comprehensive profit/(loss) for the year	(5,303,942)	804,677	(9,530,428)	(7,695,596)	(5,493,423)

Profit/(loss) for the year is attributable to:
Owners of Genetic Technologies Limited	(5,287,523)	910,002	(9,343,766)	(7,841,073)	(5,446,089)
Non-controlling interests	(9,305)	(8,661)	(11,443)	(17,248)	(5,549)
Total profit/(loss) for the year	(5,296,828)	901,341	(9,355,209)	(7,858,321)	(5,451,638)

Total comprehensive profit/(loss) for the year is attributable to:
Owners of Genetic Technologies Limited	(5,294,341)	824,923	(9,522,389)	(7,684,481)	(5,478,713)
Non-controlling interests	(9,601)	(20,246)	(8,039)	(11,115)	(14,710)
Total profit/(loss) for the year	(5,303,942)	804,677	(9,530,428)	(7,695,596)	(5,493,423)

GENETIC TECHNOLOGIES LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (cont.)

FOR 2012, 2011, 2010, 2009 AND 2008

	Year ended June 30, 2012	Year ended June 30, 2011	Year ended June 30, 2010	Year ended June 30, 2009	Year ended June 30, 2008
	AUD	AUD	AUD	AUD	AUD
Earnings/(loss) per share (cents per share)
Basic and diluted net profit/(loss) per ordinary share	(1.15)	0.22	(2.46)	(2.10)	(1.50)
Weighted-average shares outstanding	460,402,869	404,605,152	380,965,204	373,906,149	373,906,149

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

GENETIC TECHNOLOGIES LIMITED

CONSOLIDATED BALANCE SHEET DATA
FOR 2012, 2011, 2010, 2009 AND 2008

	As of June 30, 2012	As of June 30, 2011	As of June 30, 2010	As of June 30, 2009	As of June 30, 2008
	AUD	AUD	AUD	AUD	AUD
Assets
Current assets	9,949,795	6,255,344	4,502,161	10,103,166	15,893,852
Non-current assets	6,491,956	2,667,010	3,777,411	7,874,565	8,200,726
Total assets	16,441,751	8,922,354	8,279,572	17,977,731	24,094,578

Liabilities
Current liabilities	(1,930,568)	(2,025,629)	(2,478,943)	(3,779,385)	(3,047,002)
Non-current liabilities	(108,541)	(82,730)	(82,933)	(86,301)	(262,503)
Total liabilities	(2,039,109)	(2,108,359)	(2,561,876)	(3,865,686)	(3,309,505)
Net assets	14,402,642	6,813,995	5,717,696	14,112,045	20,785,073

Equity
Contributed equity	83,280,142	72,378,105	72,378,105	71,285,663	70,243,996
Reserves	3,719,419	1,697,914	1,529,142	1,701,899	1,588,804
Accumulated losses	(72,751,549)	(67,464,026)	(68,374,028)	(59,030,262)	(51,189,189)
Non-controlling interests	154,630	202,002	184,477	154,745	141,462
Total equity	14,402,642	6,813,995	5,717,696	14,112,045	20,785,073

Exchange rates

The following table sets forth, for the periods and dates indicated, certain information concerning the noon buying rate in New York City for Australian dollars expressed in U.S. dollars per $1.00 as certified for customs purposes by the Federal Reserve Bank of New York.

Period ended	At period end	Average rate	High	Low
Yearly data
June 2008	0.9562	0.8965	0.9644	0.7672
June 2009	0.8055	0.7513	0.9797	0.6073
June 2010	0.8480	0.8820	0.9369	0.7751
June 2011	1.0732	0.9905	1.0732	0.8380
June 2012	1.0236	1.0323	1.1026	0.9453
Monthly data
June 2012	1.0236	0.9986	1.0236	0.9688
July 2012	1.0522	1.0300	1.0522	1.0131
August 2012	1.0334	1.0475	1.0591	1.0301
September 2012	1.0388	1.0406	1.0561	1.0195
October 2012 (note)	1.0228	1.0250	1.0374	1.0188

Note:        Data for the month of October 2012 covers the period from October 1, 2012 to October 12, 2012.

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

•                       the entrance of competitive products or technologies into our markets;

•                       new medical discoveries;

•                       the establishment of strategic partnerships and alliances;

•                       changes in reimbursement policies or other practices related to the pharmaceutical industry; or

•                       other industry and market changes or trends.

Since our listing on the Australian Securities Exchange in August 2000, the price of our Ordinary Shares has ranged from a low of $0.02 to a high of $1.05 per share.  Further fluctuations are likely to occur due to events which are not within our control and general market conditions affecting the biotechnology sector or the stock market generally.

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

However, in line with the Australian Securities Exchange regulations, we disclose our financial results on a semi-annual basis which are required to have a limited review semi-annually and to be fully audited annually.   The information, which may have an effect on our stock price on the Australian Securities Exchange, will also be disclosed to the Australian Securities Exchange and the Securities Exchange Commission.  Other relevant information pertaining to our Company will also be disclosed in line with the Australian Securities Exchange regulations and information dissemination requirements for listed companies.  We will provide our semi-annual results and other material information that we make public in Australia in the U.S. under the cover of an SEC Form 6-K.  Nevertheless, you may not be afforded the same protection or information, which would be made available to you, were you investing in a United States public corporation because the requirements of a Form 10-Q and Form 8-K are not applicable to us.

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

The rights of holders of ADSs with respect to the voting of Ordinary Shares and the right to receive certain distributions may be limited in certain respects by the deposit agreement entered into by us and The Bank of New York Mellon.  For example, although ADS holders are entitled under the deposit agreement, subject to any applicable provisions of Australian law and of our Constitution, to instruct the depositary as to the exercise of the voting rights pertaining to the Ordinary Shares represented by the American Depositary Shares, and the depositary has agreed that it will try, as far as practical, to vote the Ordinary Shares so represented in accordance with such instructions, ADS holders may not receive notices sent by the depositary in time to ensure that the depositary will vote the Ordinary Shares.  This means that, from a practical point of view, the holders of ADRs may not be able to exercise their right to vote.  In addition, under the deposit agreement, the depositary has the right to restrict distributions to holders of the ADSs in the event that it is unlawful or impractical to make such distributions.  We have no obligation to take any action to permit distributions to holders of our American Depositary Receipts, or ADRs.  As a result, holders of ADRs may not receive distributions made by us.

Our Company has a history of incurring losses.

The business now called Genetic Technologies Limited was founded in 1989.  Up until the year ended June 30, 2011, we have incurred operating losses in every year of our existence.  We incurred net losses of $5,446,089 for year ended June 30, 2008, net losses of $7,841,073 for year ended June 30, 2009, net losses of $9,343,766 for year ended June 30, 2010, a net profit of $910,002 for year ended June 30, 2011 and net losses of $5,287,523 for year ended June 30, 2012.  As of June 30, 2012, we have accumulated losses of $72,751,549 and the extent of any future losses and whether or not the Company can generate profits remains uncertain.

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

If our competitors develop superior products, our operations and financial condition could be affected.

We are currently subject to limited competition from biotechnology and diagnostic companies, academic and research institutions and government or other publicly-funded agencies that are pursuing products and services which are substantially similar to our genetic testing services, or which otherwise address the needs of our customers and potential customers.  Our competitors in the testing market include private and public sector enterprises located in Australia, the U.S. and elsewhere.  Many of the organizations competing with us have greater experience in the areas of finance, research and development, manufacturing, marketing, sales, distribution, technical and regulatory matters than we do.  In addition, many current and potential competitors have greater name / brand recognition and more extensive collaborative relationships.  However, because of our patents, we have virtually no competition in the licensing area.

Our competitive position in the genetic testing area is based upon, amongst other things, our ability to:

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

We rely upon our portfolio of patent rights, patent applications and exclusive licenses to patents and patent applications relating to genetic technologies.  We expect to aggressively patent and protect our proprietary technologies.  However, we cannot be certain that any additional patents will be issued to us as a result of our domestic or foreign patent applications or that any of our patents will withstand challenges by others.  Patents issued to, or licensed by, us may be infringed or third parties may independently develop the same or similar technologies.  Similarly, our patents may not provide us with meaningful protection from competitors, including those who may pursue patents which may prevent, limit or interfere with our products or will require licensing and the payment of significant fees or royalties by us to such third parties in order to enable us to conduct our business.  We may sue or be sued by third parties regarding our patents and other intellectual property rights.  These suits are often costly and would divert valuable funds and technical resources from our operations and cause distraction to Management.

We have important relationships with external parties over whom we have limited control.

We have relationships with academic consultants and other advisers who are not employed by us.  Accordingly, we have limited control over their activities and can expect only limited amounts of their time to be dedicated to our activities.  These persons may have consulting, employment or advisory arrangements with other entities that may conflict with or compete with their obligations to us.  Our consultants typically sign agreements that provide for confidentiality of our proprietary information and results of studies.  However, in connection with every relationship, we may not be able to maintain the confidentiality of our technology, the dissemination of which could hurt our competitive position and results of operations.  To the extent that our scientific consultants develop inventions or processes independently that may be applicable to our proposed products, disputes may arise as to the ownership of the proprietary rights to such information, and we may not win those disputes.

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

Our strategy for research, development and commercialization of some of our products has historically involved entering into various arrangements with academic and corporate partners and others.  As a result, our strategy depends, in part, upon the success of these outside parties in performing their responsibilities.  Our collaborators may also be our competitors.  We cannot necessarily control the amount and timing of resources that our collaborators devote to performing their contractual obligations and we have no certainty that these parties will perform their obligations as expected or that any revenue will be derived from these arrangements.

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

We may seek additional collaborative arrangements to develop and commercialize our products in the future.  We may not  be able to negotiate acceptable arrangements in the future and, if negotiated, we have no certainty that they will be on favorable terms or if they will be successful.  In addition, our partners may pursue alternative technologies independently or in collaboration with others as a means of developing treatments for the diseases targeted by their collaborative programs with us.  If any of these events occurs, the progress of the Company could be adversely affected and our results of operations and financial condition could suffer.

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

Apart from accreditation requirements, we are generally not subject to regulation.  From time to time, federal, state and/or local governments adopt regulations relating to the conduct of genetic research and genetic testing.  In future, these regulations could limit or restrict genetic research activities as well as genetic testing for research or clinical purposes.  In addition, if such regulations are adopted, these regulations may be inconsistent with, or in conflict with, regulations adopted by other government bodies.  Regulations relating to genetic research activities could adversely affect our ability to conduct our research and development activities.  Regulations restricting genetic testing could adversely affect our ability to market and sell our products and services.  Accordingly, any regulations of this nature could increase the costs of our operations or restrict our ability to conduct our testing business and might adversely affect our operations and financial condition.

Gene Patenting Debate in Australia

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

The Senate Report also noted a number of events that may affect further decisions, such as the Private Member’s Bill that was introduced into the Federal Parliament.  The Private Member’s Bill was referred immediately to the Legal and Constitutional Affairs - Legislation Committee for inquiry and report by June 16, 2011.  The Report also said “… the Committee heard conflicting evidence as to whether a prohibition on the patenting of genes and other biological materials (a) would be effective, and (b) would not lead to unforeseen consequences in other fields of technology, particularly biotechnology, research and development.”

The Patent Amendment (Human Genes and Biological Materials) Bill 2010 (the “Bill”) was introduced in the Lower House of the Australian Parliament on October 18, 2010.  On November 26, 2010, the Senate referred the Bill to the Legal and Constitutional Affairs - Legislation Committee.  The Committee received 122 submissions and held two public hearings for inquiry where 31 witnesses appeared at the public hearings.  On September 22, 2011, the report arising from the Senate’s inquiry into the Bill was released.  It tabled only one recommendation: “The Committee recommends that the Senate should not pass the Bill.”

The Intellectual Property Laws Amendment (Raising the Bar) Bill 2012 was passed into law on March 20,  2012.  This legislation does not ban or restrict patents on genetic material other than by “raising the bar” for the granting of any new patents.

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

This matter bears a resemblance to the U.S. litigation filed by the American Civil Liberties Union against Myriad’s U.S. patent equivalent in which a U.S. Federal District Court ruled that isolated DNA sequences are not eligible for patent protection because of the fact that they are “products of nature”.  On July 29, 2011, Myriad successfully appealed this decision with the Federal Circuit Court of Appeals reversing the decision of the United States District Court for the Southern District of New York.  On March 26, 2012 the U.S. Supreme Court remanded the case back to the U.S. Court of Appeals for the Federal Circuit for reconsideration.  On August 16, 2012, the U.S. Court of Appeals for the Federal Circuit ruled on the Myriad case in the U.S., upholding the patentability of gene patents.

On September 30, 2011, Genetic Technologies filed documents with the Australian Federal Court to the effect that the Company submits to the orders of the Court and takes no further part in the proceedings.  The parties are now awaiting judgment in this case.

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

Out-licensing of our intellectual property

The patenting of genes and issues surrounding access to genetic knowledge are the subjects of extensive and ongoing public debate in many countries.  By way of example, the Australian Law Reform Commission has previously conducted two inquiries into the social uses of genetic information.  The patents we hold over uses of “non-coding” DNA have broad scope and have also been the subject of debate and some criticism in the media.  A risk we face is that individuals or organizations in one or more of the countries in which these patents have issued could take legal action to seek their amendment, revocation or invalidation, something which has happened previously on several occasions in various jurisdictions, though we have prevailed in all such cases.

Furthermore, any time that we initiate legal action against parties that infringe our patents we face a risk that the infringer will defend itself through a counter-claim of patent invalidity or other such claims.  Subsequent legal action could potentially overturn, invalidate or limit the scope of our patents.

Under the relevant Patent Acts in most of the countries in which our non-coding patents have issued, the relevant judicial system has rights to impose compulsory licensing.  The relevant governments typically hold “march-in” rights by which they may unilaterally choose to exploit the technology.  To the extent that the Company’s non-coding technology is used in the conduct of research, we also face risks, uncertainty and controversy over the licensing of our technology to those conducting research.  Whether or not researchers should be exempted from obligations to take licenses to relevant patents was the subject of another government inquiry conducted by the Australian Council for Intellectual Property who recommended the creation of a research exemption.

For further information relevant to this subject, refer to the section entitled Gene Patenting Debate in Australia  earlier in this section 3.D.

Our genetic testing activities

There is a view held by some elements of the medical and academic communities that the marketing of some of our cancer predisposition and risk assessment tests is done solely with a commercial objective in mind.  In essence, some parties have indicated that, in their view, the risk of inheriting certain types of cancer is too low to warrant the marketing of genetic testing services to the wider cancer community where such promotion may increase anxiety unnecessarily.  Guidelines laid down by the Australian National Health Medical Research Council also prevent us from promoting our testing in a manner which may “cause any unnecessary alarm”.

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

In regards to other medical tests we offer, increased competition from countries such as China and India is likely to make inroads to our marketplaces, offering lower priced tests which may decrease our profitability.  Within Australia, the continued performance by public institutions of certain medical diagnostic tests also carries the risk that those institutions may acquire the latest generation of robotic test platforms which are able to perform tests at substantially lower costs.  In some cases, these institutions are heavily subsidized by the government and therefore do not have the same commercial and amortization cost bases of a publicly listed company such as Genetic Technologies.  As such, they may be able to offer tests at a lower price than we can.

Launch of BREVAGenTM

With the acquisition of our BREVAGenTM breast cancer risk assessment test in 2010 and its subsequent launch in June 2011, a number of potential commercial risks have been identified.  The test exists in a new area of genetic testing, being a prognostic test, and it will take time for us to establish credibility and educate the potential customer groups we have identified.  This may result in a lag in establishing reasonable rates of sales which may be aggravated by any resistance associated with price sensitivity.  Despite various studies and review publications, clinician adoption of the test on a regular basis requires substantial resources and effort.

Establishing a new U.S. company, such as we have done with Phenogen Sciences Inc., requires staffing with qualified and experienced salespeople and the identification of territories in which to start selling the test.  These salespeople require time to establish customer contact and to convert sales.  Invariably, a percentage of new sales staff we hire are not be able to adapt to the new sales environment and need to be replaced after the first stage of selling; further hampering steady sales growth.  Even though the Company’s Australian laboratory has now been CLIA certified, U.S. government health care programs could potentially restrict our ability to offer the test in the U.S., thereby restricting our available market.

The U.S. healthcare reimbursement system with which we interact is highly complex, involving a series of independent insurers, together with the insured and other third parties involved to assist with credentialing and the administration of the payment processes.  Establishing benchmarks with insurers is a time consuming process which could delay the receipt of initial payments until such time as “rules” with each provider can be established.

Item 4.                                 Information on the Company

Item 4.A                            History and Development of the Company

We were incorporated under the laws of Western Australia on January 5, 1987 as Concord Mining N.L. and operated as a mining company.  On August 13, 1991, we changed our name to Consolidated Victorian Gold Mines N.L.  On December 2, 1991, we changed our name to Consolidated Victorian Mines N.L.  On March 15, 1995, we changed our name to Duketon Goldfields N.L.

On October 15, 1999, the Company’s corporate status was changed from a No Liability Company to a company limited by shares.  On August 29, 2000, following the acquisition of Swiss company GeneType AG, we changed our name to Genetic Technologies Limited, which is our current name.  At that time, we phased out our mining activities and became a biotechnology company, following which our stock exchange listing was duly transferred from the mining board of the ASX to the industrial board and our shares were thereafter classified under the industry group “Health and Biotechnology”, completing our transformation from a mining company into a biotechnology company.  Our current activities in biotechnology primarily concentrate on three clearly defined areas of activity which are covered under Item 4.B “Business Overview”.

Our Australian Company Number (ACN) is 009 212 328.  Our Australian Business Number (ABN) is 17 009 212 328.  We operate pursuant to our constitution, the Australian Corporations Act 2001, the Listing Rules of the Australian Securities Exchange, the Marketplace Rules of NASDAQ and, where applicable, local, state and federal legislation in the countries in which we operate.

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

In July 2008, we acquired all of the issued shares of Frozen Puppies Dot Com Pty. Ltd. based in Calga, New South Wales, which was Australia’s leading provider of canine reproductive services for a total consideration of $1,550,097, comprising a combination of shares in the Company (with a value of $1,041,667) and cash.  During the year ended June 30, 2010, a decision was made by the Company to strategically realign its animal business and to focus on the provision of animal genetic tests, rather than the services that were acquired as part of the acquisition of the Frozen Puppies Dot Com business in 2008.  Following the disposal of assets related to the reproductive services business during the 2011 financial year, the associated business was discontinued and, as a result, Frozen Puppies Dot Com Pty. Ltd. was subsequently deregistered on June 1, 2011.

On April 14, 2010, we announced that we had acquired certain assets from Perlegen Sciences, Inc. in California, with the main asset being the BREVAGen™ breast cancer risk assessment test (“BREVAGen™”).  In addition to the BREVAGen™ test, we also acquired a suite of patents valid to 2022 which augment and extend our current non-coding patent portfolio.  On June 28, 2010, we incorporated a wholly-owned subsidiary named Phenogen Sciences Inc. in the State of Delaware which commenced selling the BREVAGen™ test in the U.S. marketplace in June 2011.

It is a priority for the Company to continue to identify additional parties who would benefit from taking a license to the Company’s non-coding patents.  We are now pursuing negotiations with a number of companies and organizations in U.S.A. and Europe that would benefit from taking a license to our non-coding patents or from collaborations with our genetic testing business.

In order to increase the rate at which these licenses can be secured, the licensing team at the Company’s headquarters in Melbourne, Australia has been expanded in recent years by the appointment of additional staff to accelerate the preparation of dossiers on potential licensees.  Internationally, we have established an arrangement with Colorado-based law firm Sheridan Ross PC to assist the Company as its “assertion” partner in the U.S.A. and Europe.  Refer Item 4.B below for details.

Item 4.B                 Business Overview

We are a biotechnology company focused on expanding our genetic testing business in the Asia-Pacific region and, with the addition of the BREVAGenTM breast cancer risk assessment test, in the U.S.A. and later in Europe.  In addition, we are now pursuing commercial opportunities in other areas of activity:

(i)                     out-licensing our non-coding patents globally; and

(ii)                  supporting a late-stage research and development project in which we are already involved.

Industry background

The Human Genome Project announced (in April 2003) the completion of the first draft of the entire sequence of the human genome.  The biotechnology industry has since worked to build upon the vast amount of knowledge generated by that program in order to develop a better understanding of the genetic basis of human health and disease.  Increasingly, genetics is being shown to play a key role in the diagnosis and treatment of many diseases in humans, as well as diseases in animals and plants.  This increasing understanding of genetics is providing new information for understanding such predisposing or causative factors in many diseases.

Prior to the Human Genome Project, the successful mapping of the Mouse Genome (published in December 2002) permitted, for the first time, a detailed comparison of human genes and mouse genes.  One of the key findings that has arisen from this work is the significant role that non-coding DNA plays in controlling gene function in both human genes and mouse genes.  For some scientists, but not for our Company, the discovery of the great significance of non-coding DNA to gene function were new, significant and totally unexpected.

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

Genomics

A genome is an organism’s complete set of DNA and the study of that DNA is called genomics.  Genomes vary in size, with bacteria displaying the smallest known genome at 600,000 DNA base pairs, while human and mouse genomes have over 3 billion.  The DNA of the human genome is organized into 24 distinct chromosomes that contain from 50 million to 250 million base pairs on each chromosome.  The DNA on each chromosome contains genes that are specific sequences that encode proteins that actually perform the work within a cell and also make up the cell itself.  Surprisingly, only about 2% to 5% of the human genome is organized into coding DNA, with the remainder being considered to be non-coding DNA.  The global patent portfolio on which our out-licensing activities is based is centered on proprietary methods for utilizing the valuable information contained within these non-coding regions.

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

The most commonly tested marker of a particular allele is a SNP.  As much as 98% of the human genome is considered to be non-coding DNA, the majority of the identified 1.4 million SNPs are also located in non-coding regions of DNA.  We believe that a license to our proprietary methods of analyzing non-coding regions of DNA will be absolutely necessary for many of the genetic tests of the future.  Similarly, tests for genetic abnormalities or mutations may involve not just individual SNPs, but also groups of SNPs or even larger sequences of DNA, and such abnormal sequences - large or small - may be located either in the coding region alone, or in the non-coding region alone, or in both the coding and non-coding regions of the gene (or genes) under examination.  Clearly, the variations within genes that may be responsible for a disease are now known to be much more complicated than was previously understood, and the role of non-coding DNA is now being found to be highly relevant in a growing number of diseases.  This similarly applies to genetic disorders in animals and plants.  Accordingly, in future, more and more genetic testing will look not only at coding variations, but also at the non-coding variations within a particular gene.

Building the Genetic Testing Business

Background and history of the paternity testing business

In the early 1990’s, GeneType AG established a small service testing laboratory in Melbourne, Australia, initially to show-case its non-coding inventions, but also to generate revenue to help support and fund its ambitious research programs in those early days.  Following the acquisition of several other small DNA testing laboratories in Australia, GeneType AG consolidated its genetic testing business such that the Company is now the largest provider of paternity and related testing services in Australia.  Further, our service testing laboratory in Fitzroy (an inner suburb of Melbourne, Victoria) is the leading non-Government genetic testing service provider in Australia.  We now have extensive experience in providing DNA-based individuality testing for the resolution of disputed paternity, the determination of familial relationships for immigration purposes and for forensic analysis.

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

Over time, we have gained a reputation as a leading genetic testing laboratory, and progressively, we have received specimens for testing from other countries, most of which are located in the Asia-Pacific region.  In addition, we have received requests to perform tests outside of the area of human paternity which has led to the expansion of our testing services, as summarized below.

Expansion of testing services beyond paternity testing

(1) Medical testing - the strategic alliance with Myriad Genetics Inc. delivered to the Company exclusive rights in Australia and New Zealand to perform DNA testing for susceptibility to a range of cancers.  In April 2003, we established our cancer susceptibility testing facility within our Australian laboratory.  In June 2003, this facility was granted provisional accreditation by the National Association of Testing Authorities, Australia (“NATA”).  This important area of testing has since gained momentum, with the addition of new equipment and new employees joining the Company.

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

In November 2004, the Company announced a strategic alliance with Australian biotechnology company Bionomics Limited for the commercialization of the diagnostic genetic test for the condition Severe Myoclonic Epilepsy in Infancy.  This test was the first to expand the Company’s human molecular diagnostics focus beyond cancer susceptibility testing.  In July 2006, we further cemented our position as Australia’s leading independent provider of complex genetic testing services with NATA granting further accreditation of our Melbourne laboratory to provide a wide range of complex genetic tests.  Genetic analysis for the predisposition and diagnosis of a wide range of disease states is increasingly being used by clinicians in standard medical practice.  We committed to providing the gold standard in testing technology, with superior turn-around times and a substantially more cost efficient service.  Attainment of the further accreditation by NATA in the area of complex gene sequencing testing services has enabled various government funded genetics services to utilize the Company’s testing service to improve patient care.

Having established an excellent laboratory service with significant excess capacity, the Company announced in July 2008 that a commercial decision had been made to enforce the rights granted to it under an exclusive license from Myriad to perform diagnostic testing of the BRCA1 and BRCA2 genes in Australia and New Zealand.  However, following the removal of five Directors from the Board at the Company’s Annual General Meeting on November 19, 2008, the new Board undertook a formal review of the Company’s decision to enforce its BRCA testing rights and subsequently resolved to immediately revert to its original decision to allow other public laboratories in Australia to freely perform BRCA testing.

In October 2009, a new strategic direction was established to focus efforts in creating a portfolio of tests that would be aimed at assisting medical clinicians with cancer management.  This would comprise tests that were created by the Company and in-licensed from third parties which would then be marketed by Genetic Technologies in the Asia-Pacific region.  In November 2009, distribution agreements were executed with Trimgen and Rosetta Genomics of the U.S. to acquire distribution rights for their tests across Oceania.  In addition to the current test portfolio, GTG began introducing itself to the global oncology market via regular attendance at international medical conferences and direct to market selling activities.  An additional agreement to acquire local distribution rights from Response Genetics of the U.S. was then executed by the Company in January 2010.

In December 2009, Genetic Technologies negotiated an exclusive option to investigate the purchase of various assets from Perlegen Sciences, Inc. of Mountain View, California which included a breast cancer non-familial risk assessment test, BREVAGen™.  Those assets were subsequently purchased by the Company in April 2010.  Work then began on validating the test in GTG’s Australian laboratory as well as initiating the process for obtaining CLIA certification which would enable the Company to undertake the testing of samples received from the U.S. market.  By July 2010, a new U.S. subsidiary named Phenogen Sciences Inc. had been incorporated by the Company in Delaware to market and distribute the BREVAGen™ test across mainland U.S.A.  In April 2011, the Company announced that it had gained certification of its Australian laboratory under the U.S. Clinical Laboratories Improvements Amendments, as regulated by the Centers for Medicare and Medicaid in Baltimore, Maryland.  This certification, which enables the Company to accept and test samples from U.S. residents, was the culmination of preparations required for the U.S. launch of the Company’s BREVAGen™  test which occurred in June 2011.  Phenogen Sciences has since established an office in Charlotte, North Carolina and employed a number of key personnel, including an experienced local sales force which has since grown to ten, who service territories located in 49 of the 50 U.S. States (excluding New York, for which further approvals are required and are currently being sought).

(2) Animal testing - in May 2003, we acquired the assets of Genetic Science Services to expand the range of tests we can offer to include relevant genetic testing in animals - for example, progeny testing in horses, dogs, deer, sexing in birds, and animal disease identification and susceptibility testing for a range of animals, including exotic and zoo animals.  This acquisition also allowed the Company to support research projects involving other animals.

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

In July 2008, we acquired Frozen Puppies Dot Com Pty. Ltd., an Australian company specializing in canine reproductive services, following which the Company expanded its facilities into territories outside of Australia and developed relationships with breeders and associations in China, Japan, New Zealand and elsewhere.  Staff were employed to manage the Company’s activities in these territories and purpose-built facilities were established on the outskirts of Beijing, China and in several States of Australia.  However, during the year ended June 30, 2010, a decision was made by the Company to strategically realign its animal business and to focus on the provision of animal genetic tests, rather than the services that were acquired as part of the acquisition of the Frozen Puppies Dot Com business in 2008.  As a result, most of the centers and related assets were sold off and, following these disposals, Frozen Puppies Dot Com Pty. Ltd. was subsequently deregistered in June 2011.

In September 2009, GTG again won a tender for being the exclusive provider of genetic services to Greyhounds Australasia.  At this time, the Company’s animals business was re-launched through a new website; www.animalnetwork.com.au which provides information on genetic tests, a database of breeder dog results supplied from GTG tests, services and the ability to order tests online.

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

(3) Forensic testing - recognizing the increasing use of DNA analysis in forensics and the demand this would place on existing government laboratories, in February 2004, the Company successfully gained forensics accreditation from the National Association of Testing Authorities, Australia (“NATA”).  We were the first non-government laboratory in Australia to be awarded this accreditation.  Since then, we have developed a highly efficient and technologically advanced forensics laboratory.  This capability was substantially advanced by our recent non-coding licensing deal with Applera Corporation under which we secured equipment and supplies essential to conducting forensics analysis.  Together with these resources and our experience in DNA analysis, the Company is becoming a major provider of DNA analysis services to the Australian forensics community.

In April 2006, we announced that we had been awarded a contract to supply the New South Wales (N.S.W.) Police Force with DNA analysis services, under which we provided services for an initial trial period of three months.  Following this successful trial, we executed a three year contract with the NSW Police Force in January 2008 for DNA analysis services for their volume crime samples, such as burglary and motor vehicle theft.  This contract represented a major breakthrough for the Company and was the first time in Australia that any Police Force had awarded a long-term contract to outsource the testing of their crime samples.  The initial term of the contract with the NSW Police Force ended in January 2011.  The contract has since been extended to January 2013.  The feedback regarding the contracted work to date has been wholly positive and the turnaround time targets stipulated in the current contract have been well exceeded.

We believe that a significant opportunity exists for the Company to assist other policing authorities to expeditiously process DNA samples and discussions have been held with two other State-based Police forces to investigate how GTG’s forensic capability could be utilized in their operations.  In addition, forensics work is being gained through the private legal market.

(4) Plant testing - in March 2002, we formed a joint venture with the Victorian State Government’s Department of Primary Industry, for the purpose of providing a high throughput genotyping service for plant testing - in order to help plant breeders identify the genes responsible for the detection of commercially relevant traits, such as resistance to disease, accelerated growth and the improvement of crop yields.  A new company, AgGenomics Pty. Ltd., was formed, with us as the majority shareholder and the State agency as the minority partner.  After a number of years in business, AgGenomics Pty. Ltd. was deregistered on June 20, 2012.

Our Patent Portfolio

The acquisition of GeneType AG in August 2000 gave our Company ownership rights to a potentially significant portfolio of issued patents.  During the intervening years, this portfolio has since been expanded by both organic growth and the acquisition of intellectual property assets from third parties.  The major families of patents in the portfolio as of the date of this Annual Report include:

(a)         Intron Sequence Analysis;

(b)         Genomic Mapping;

(c)          Perlegen;

(d)         BREVAGenTM;

(e)          Laboratory Techniques;

(f)           Ancestral Haplotypes;

(g)          Athletic Performance;

(h)         Nematode Project; and

(i)             RareCellect Project.

(a)         The Intron Sequence Analysis patents allow for the detection of specific motifs within the genetic material in the non-coding regions of DNA which have been shown may be linked to certain alleles or haplotypes within the coding region of the gene.  In other words, whereas most geneticists previously looked at the genetic information located within the coding region alone, our inventions have provided a means of also looking at additional useful information which is located within the non-coding part of the gene, and which is now known to also be important in influencing gene function and, in particular, protein production.  It is also now known that more than 100 human diseases are associated with genetic changes in the non-coding part of a particular gene and which are linked to the function of the coding part of that gene.

(b)         The Genomic Mapping patents describe methods for analyzing genetic material collected from various selected populations to identify and locate genes and markers of interest, by identifying highly polymorphic sites throughout the genome and particular haplotypes associated with such sites, all based on a reading of sequence information in both the coding and the non-coding portions of the genome.

(c)          The Perlegen patents describe the family of patents that were acquired from Perlegen Sciences, Inc. that provide methods for discovering genetic associations to disease and which build on and augment the Genomic Mapping patents.

(d)         The BREVAGenTM patents describe a combination of method and product filings which describes a breast cancer risk assessment test based on both genetic and clinical factors to deliver an improved understanding of an individual’s risk of contracting breast cancer.

(e)          The Laboratory Techniques patents describe a method for identifying band positions in an electrophoretic separation by also including a control, which serves as an internal standard.

(f)           The Ancestral Haplotypes patents describe a method for determining ancestral haplotypes using haplospecific geometric elements within the major histocompatibility complex multi-gene cluster and methods of genetic analysis involving the amplification of complimentary duplicons.  These patents were acquired by the Company from the C.Y. O’Connor ERADE Village Foundation in Western Australia.

(g)         The Athletic Performance patents describe a method that enables aspects of athletic performance to be predicted based on detection of various forms of the alpha actinin 3 (ACTN3) gene.  These patents were acquired from the University of Sydney in New South Wales.

(h)         The Nematode Project patents describe means to identify and to control a variety of species of parasites.  The patent applications describe the use of modern genetic technologies to identify celluar targets for two novel classes of chemicals which can be used to control the major parasitic worms of sheep and cattle.  These nematodes are responsible for extensive economic losses to the sheep and cattle industries and are rapidly developing resistance to the existing chemicals.

(i)            The RareCellect Project patents comprise a suite of patents, the older ones of which describe a novel and safe method for the isolation and collection of fetal cells from the peripheral blood of a pregnant woman, utilizing various HLA or other markers plus flow cytometry - all without any invasive procedure that might endanger the mother or the child.  Together with more recent patents, these form the basis of the intellectual property associated with the RareCellect project.

The many issued, allowed and pending patents claimed by GeneType AG, and which are now owned by our Company, distinguish us from competitors by giving us the legal right to claim ownership of proprietary methods and compositions for analysis of DNA using information contained within non-coding regions and for the isolation of fetal cells.  The methods and compositions for analysis of DNA may be used to identify a particular form of a gene or to map the location of a disease-associated gene.

In total, we have 17 issued patents and 22 patent applications in the United States.  Reflecting our international business strategy, we have also sought and been granted foreign patents by many other major industrialized nations, corresponding to each of the major patents already issued in the United States.

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

Historically, were have initiated legal proceedings against a number of companies, including Applera Corporation.  On December 12, 2005, we announced the final settlement of our patent dispute with Applera, further to a settlement conference held in San Francisco, California.  The parties executed a number of binding agreements, including a final Settlement Agreement plus license agreements and a supply agreement and, subsequently, they jointly applied to Northern California District Court requesting that all claims and counterclaims in the legal action be dismissed forthwith.  The total value of the consideration receivable by us is approximately $15 million, payable partly in cash and partly in kind, including agreements supplying the Company with certain Applera equipment, reagents and intellectual property rights.  As of June 30, 2012, the total value of these rights was $1,615,860.  Recognition of in-kind consideration as revenue is subject to us meeting certain revenue recognition criteria including, but not limited to, the measurement of fair value at the time of receipt.

Our current patent portfolio is described below.  “Numbers” refers to either provisional, application, publication or patent number.

	Country / region	Numbers	Granted	Pending

INTRON SEQUENCE ANALYSIS

Intron sequence analysis method for detection of adjacent and remote locus alleles as haplotypes	Australia	AU654111	•
Earliest priority August 25, 1989		AU672519	•
	Austria	AT144797	•
	Belgium	EP414469	•
	Canada	CA2023888	•
	Denmark	DK414469	•
	Europe	EP414469	•
	France	EP414469	•
	Germany	DE69029018	•
		DD299319	•
	Great Britain	EP414469	•
	Greece	GR3022410	•
	Hong Kong	HK1008053	•
	Israel	IL95467	•
	Italy	EP414469	•
	Japan	JP3206812	•
	Luxembourg	EP414469	•
	Netherlands	EP414469	•
	New Zealand	NZ235051	•
	Singapore	SG47747	•
	South Africa	ZA9006765	•
	Spain	ES2095859	•
	Sweden	EP414469	•
	Switzerland	EP414469	•
	United States	US5192659	•
		US5612179	•
		US5789568	•

	Country / region	Numbers	Granted	Pending

GENOMIC MAPPING

Genomic mapping method by direct haplotyping using intron sequence analysis	Australia	AU647806	•
Earliest priority July 11, 1990	Austria	AT185377	•
	Belgium	EP570371	•
	Canada	CA2087042	•
	Denmark	DK570371	•
	Europe	EP570371	•
	France	EP570371	•
	Germany	DE69131691	•
	Great Britain	EP570371	•
	Ireland	IE912426	•
	Israel	IL98793	•
	Italy	EP570371	•
	Japan	JP3409796	•
	Luxembourg	EP570371	•
	Netherlands	EP570371	•
	New Zealand	NZ238926	•
	South Africa	ZA9105422	•
	Sweden	EP570371	•
	Switzerland	EP570371	•
	United States	US5851762	•

PERLEGEN

Methods for genomic analysis	Australia	AU785425	•
Earliest priority March 30, 2001	Israel	IL148783	•
	United States	US6969589	•
	Canada	CA2380047		•
	Europe	EP1246114		•
	United States	US12/795361		•

Methods for identifying matched groups	United States	US7124033	•
Earliest priority April 30, 2003

Genetic analysis systems and methods	Australia	AU2003202919	•
Earliest priority January 7, 2002	United States	US6897025	•
	Canada	CA2472646		•
	Europe	EP03702032.8	•

Life sciences business systems and methods	United States	US6955883	•
Earliest priority March 26, 2003

Life science business systems	United States	US7427480	•
Earliest priority March 26, 2003

Pharmaceutical and diagnostic business systems and methods	United States	US7135286	•
Earliest priority March 26, 2002

Haplotype structure of Chromosome 21 (LQTS)	United States	US7115726	•
Earliest priority March 30, 2001

	Country / region	Numbers	Granted	Pending

BREVAGenTM

Methods for genetic analysis	United States	US7127355	•
Earliest priority March 5, 2004	United States	13/094903		•
	Japan	JP2007502088		•

Methods for genetic analysis	Australia	AU2008304485		•
Earliest priority September 27, 2007	Canada	CA2704152		•

Markers for breast cancer	Australia	AU2006320559	•
Earliest priority November 29, 2006		AU2012202265		•
	Canada	CA2631621		•
	China	CN20068005171.0		•
	Europe	EP06838661.4	•
		12156416.5		•
		12156418.1		•
		12156417.3		•
		12156415.7		•
	Hong Kong	HK09101235.4		•
	Israel	IL191566		•
	Japan	JP2008543446		•
	Korea	KR1020087015808		•
	United States	US12/890272		•
		US12/370972		•

Methods for breast cancer risk assessment	United States	US12/920815		•
Earliest priority June 1, 2009	World	PCT/AU2010/000675		•

LABORATORY TECHNIQUES

Internal standards for electrophoretic separations	Austria	AT159589	•
Earliest priority July 11, 1990	Europe	EP466479	•
	France	EP466479	•
	Germany	DE69127999	•
	Great Britain	EP466479	•
	Japan	JP4232850	•
	Sweden	EP466479	•
	United States	US5096557	•

ANCESTRAL HAPLOTYPES

Genetic analysis	Europe	EP660877	•
Earliest priority November 1, 1991	France	EP660877	•
	Germany	DE69232726	•
	Great Britain	EP660877	•

Method for determining ancestral haplotypes using haplospecific geometric elements within the major histocompatability complex multigene cluster
Earliest priority November 1, 1991	United States	US6383747	•

Methods of genetic analysis involving the amplification of complementary duplicons	Australia	AU2006214800		•
Earliest priority February 16, 2005	Canada	CA2597947		•
	Europe	EP1848819		•
	United States	US2009150080		•

	Country / region	Numbers	Granted	Pending

ATHLETIC PERFORMANCE

ACTN3 genotype screen for athletic performance	Australia	AU2003258390	•
Earliest priority September 16, 2002	India	IN216886	•
	New Zealand	NZ538890	•
	Russia	RU2388829	•
	United States	US7615342	•
	Europe	EP1546403	•
	Canada	CA2499084	•
	Germany	EP1546403		•
	France	EP1546403		•
	Great Britain	EP1546403		•
	China	CN1732270		•
	Japan	JP2005538710		•

NEMATODE PROJECT

High resolution analysis of genetic variation within Cryptosporidium parvum	Australia	AU2003250619	•
Earliest priority August 21, 2002

RARECELLECT® PROJECT

Fetal cell recovery method	Australia	AU649027	•
Earliest priority March 27, 1990	Austria	AT194166	•
	Belgium	EP521909	•
	Canada	CA2059554	•
	Denmark	DK521909	•
	Europe	EP521909	•
	France	EP521909	•
	Germany	DE69132269	•
	Great Britain	EP521909	•
	Greece	GR3034487	•
	Ireland	IE910996	•
	Israel	IL97677	•
	Italy	EP521909	•
	Japan	JP2965699	•
	Luxembourg	EP521909	•
	Netherlands	EP521909	•
	New Zealand	NZ237589	•
	Singapore	SG79188	•
	South Africa	ZA9102317	•
	Spain	ES2149760	•
	Sweden	EP521909	•
	Switzerland	EP521909	•
	United States	US5447842	•

Maternal antibodies as fetal cell markers to identify and enrich fetal cells from maternal blood	New Zealand	NZ537328	•
Earliest priority May 31, 2002	Singapore	SG108133	•
	Australia	AU2003229397	•
	Japan	JP4589106	•
	United States	US7785898	•
	Canada	CA2492631		•
	Europe	EP1532453		•
	Hong Kong	HK1075699		•

	Country / region	Numbers	Granted	Pending

RARECELLECT® PROJECT (cont.)

Epigenetic DNA enrichment	Australia	2010306072		•
Earliest priority October 14, 2009	Europe	10822895.8		•
	Israel	219172		•
	United States	13/501799		•

Identification of fetal DNA and fetal cell markers in maternal plasma or serum	Australia	AU2004217872	•
Earliest priority March 5, 2003	United States	US10/547721		•

Methods of enriching fetal cells	Europe	EP06721493		•
Earliest priority May 11, 2005	Japan	JP2008510361		•
	Canada	CA2651367		•
	United States	13/385775		•

Biological sampling device	Australia	2010207877		•
Earliest priority January 27, 2009	Canada	To be advised		•
	China	201080014151.2		•
	Europe	10735423.5		•
	Hong Kong	12105199.4		•
	Israel	514310		•
	Singapore	201105383.2		•
	United States	13/146376		•

Cell processing and/or enrichment methods	Europe	EP09712569.4		•
Earliest priority February 18, 2008	United States	US12/918015		•
	Canada	2752838		•

Methods for obtaining fetal genetic material	Australia	2010239131		•
Earliest priority April 21, 2009	Europe	10766487.2		•
	Israel	215808		•
	Singapore	201107673.4		•
	United States	13/265485		•

Methods of enriching and detecting fetal nucleic acids	Australia	2010336017		•
Earliest priority December 23, 2009	Europe	10838414.0		•
	Israel	220560		•
	United States	13/518454		•

Out-licensing our Non-coding Patents Globally

The Company is currently licensing its non-coding patents in the United States, Europe and elsewhere.  This strategy was initiated in late 2000, soon after GeneType AG and its non-coding DNA patents were acquired by the Company.  The first step in the process was to secure patent insurance, which we achieved in early 2001.  This policy has since expired.

Thereafter, we progressively made contact with many companies in the United States and elsewhere, bringing the patents to their attention and indicating how they might benefit from a license to the Company’s non-coding patents.  The plan initially was to grant a number of licenses focusing primarily on the up-front fee component, and then to progressively build recurring annuity or royalty component of subsequent licenses.  When we identified companies that appeared to be infringing our patents, while also indicating they would not take a license, we put them on formal notice under our patent insurance policy.  Overall, the strategy has unfolded as planned.

In recent years, this strategy had evolved further with the appointment of Colorado-based law firm Sheridan Ross PC as our “assertion” partner.  With their assistance, the Company has now filed three patent infringement suits in the U.S. against a total of 26 separate parties with settlement and license agreements having since been executed with a number of these parties.  As of the date of this Annual Report, negotiations continue with a number of the remaining parties.

Our Licenses and Commercial Collaborations

Since commencing our licensing program back in 2002, we have granted commercial licenses to a total of 59 licensees and 6 research licenses to the following parties as of October 16, 2012, which are listed in reverse chronological order of the effective dates of the respective licenses:

Commercial licensees

59. Conexio Genomics Pty. Ltd., Australia	58. GeneSeek Inc., USA
57. Sonic Group companies, USA	56. Eurofins STA Laboratories Inc., USA
55. AutoImmun Diagnostika GmbH, Germany	54. Hologic Inc., USA
53. Attomol GmbH, Germany	52. Navigenics Inc., USA
51. Orchid Cellmark Inc., USA	50. ViennaLab Diagnostics GmbH, Austria
49. Sunrise Medical Laboratories Inc., USA	48. Qiagen Sciences LLC, USA
47. Pioneer Hi-Bred International Inc., USA	46. Innogenetics NV (medical diagnostic products), Belgium
45. Laboratoires Réunis, Luxembourg	44. Interleukin Genetics Inc., USA
43. Beckman Coulter Inc. / Clinical Data Inc., USA	42. Monsanto Company (cattle genetics) USA
41. Molecular Pathology Laboratory Network Inc., USA	40. EraGen Inc., USA
39. Gen-Probe Inc., USA	38. TIB MOLBIOL Syntheselabor GmbH, Germany
37. Millennium Pharmaceuticals Inc., USA	36. GeneDx (Bio Reference Laboratories Inc.), USA
35. General Electric Company, USA	34. Prometheus Laboratories Inc. USA
33. Kimball Genetics Inc., USA	32. BioSearch Technologies Inc., USA
31. Syngenta Crop Protection AG, Switzerland	30. Monsanto Company (swine genetics), USA
29. Thermo Fisher Scientific Inc., USA	28. Monsanto Company (plant genetics) USA
27. Sciona Inc., USA	26. Genosense Diagnostics GmbH, Austria
25. Innogenetics NV (HLA products), Belgium	24. Bovigen LLC, USA
23. Optigen LLC, USA	22. Applera Corporation, USA
18 - 21. Four agriculture groups, New Zealand	17. Australian Genome Research Facility Limited, Australia
16. Bionomics Limited, Australia	15. C.Y. O’Connor ERADE Village Foundation, Australia
14. ViaLactia Biosciences Limited, New Zealand	13. MetaMorphix Inc., USA (license subsequently terminated)
12. Genzyme Corporation, USA	11. Ovita Limited, New Zealand
10. Laboratory Corporation of America Holdings, USA	9. TM Bioscience Corporation, Canada
8. Quest Diagnostics Inc., USA	7. ARUP, USA
6. Biotage AB, Sweden	5. Myriad Genetics Inc., USA
4. Perlegen Sciences Inc., USA	3. Nanogen Inc., USA
2. Sequenom Inc., USA	1. Genetic Solutions Pty. Ltd., Australia

Research licensees

6. Texas A&M University (Merlogen Inc.), USA	5. Colorado State University, USA
4. University of Technology Sydney, Australia	3. King’s College London, England
2. University of Sydney, Australia	1. University of Utah, USA

On February 16, 2010, the Company announced it had filed a patent infringement suit in respect of its non-coding DNA technologies against a number of parties in the U.S. District Court, Western District of Wisconsin.  The counter-parties included Beckman Coulter Inc., Monsanto Company, Interleukin Genetics Inc., Orchid Cellmark Inc., Gen-Probe Inc., Molecular Pathology Laboratory Network Inc., Sunrise Medical Laboratories and Pioneer Hi-Bred International Inc.  In April 2011, the Company was pleased to announce the successful culmination of this suit, importantly with no counterparty proceeding to trial.  The various settlement and license agreements which were granted to the counterparties of this first suit generated gross fees in excess of $5.8 million and the suit was administratively closed by the Court.

On January 20, 2011, the Company announced it had filed a second patent infringement law suit in the U.S.A., this time in the U.S. District Court, Western District of Texas, Austin Division.  The seven counterparties to this action, each a company associated with Sonic Healthcare Limited, are: American Esoteric Laboratories, Clinical Pathology Laboratories Inc., Clinical Pathology Laboratories Southeast, East Side Clinical Laboratories, Clinical Pathology Laboratories Mid-Atlantic, Pathology Laboratories Inc. and Sonic Healthcare U.S.A. Inc.  This second suit follows the successful settlement between GTG and Sunrise Medical Laboratories (a counterparty to the first assertion suit, detailed above) which is also an entity associated with Sonic.  On February 21, 2012, the Company announced the successful conclusion of the second assertion suit having executed a Settlement with the companies associated with Sonic Healthcare Limited.

On May 26, 2011, the Company announced it had filed a third patent infringement law suit in the USA, this time in the USA District Court, Western District of Colorado.  The ten counterparties to this suit are: Agilent Technologies Inc., Bristol-Myers Squibb Company, Eurofins STA Laboratories Inc., GlaxoSmithKline LLC, Hologic Inc., Merial LLC, Navigenics Inc., GeneSeek Inc., Pfizer Inc. and 454 Life Sciences Corporation.  Subsequent to filing this suit in Colorado, Settlement and License Agreements have been executed with Navigenics Inc., Hologic Inc., Eurofins STA Laboratories Inc. and GeneSeek Inc.

In addition to the formal U.S. assertion program, the Company is actively pursuing licenses external to these lawsuits, principally in Europe.  Since the time of filing the first U.S. assertion suit, the Company has successfully concluded licensing deals with a number of non-assertion program targets from both the U.S. and Europe which collectively generated gross fees in excess of $6.5 million for the Company.

Further, on July 9, 2012, the Company announced that it had expanded the scope and jurisdictional reach of its success fee based retention arrangement with Sheridan Ross P.C. (“Sheridan Ross”) of Denver, Colorado pursuant to which the existing U.S. assertion arrangement with Sheridan Ross was extended to cover all of GTG’s non-coding patents in all jurisdictions.  Under the expanded arrangement, Sheridan Ross will be free to assist the Company in asserting all international equivalents of the U.S. non-coding patents as well as the newer non-coding patents acquired by GTG along with the purchase of BREVAGen™ from Perlegen Sciences Inc. in 2010.  Importantly, Sheridan Ross will now be able to assist GTG with asserting its non-coding patents globally, effectively acting as lead counsel to GTG in these international efforts.

The following section describes our existing commercial and research licenses.  We announced our first license to the non-coding patents to the Australian livestock testing firm Genetic Solutions Pty. Ltd., in February 2002.  Since then, we have granted many additional licenses to parties located all over the world.

Commercial Licenses

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

Perlegen License:  In August 2002, we granted a license to US genome researcher, Perlegen Sciences, Inc. of Mountain View, California, which paid a non-refundable combination of cash and securities for an exclusive license limited to a specialized field known as “high resolution whole genome analysis”.  Either party can terminate the license agreement upon any material breach of any term or condition by the other party that is not timely cured after notice.  We also have the right to terminate the agreement in the event of insolvency of the licensee or if it discontinues its business for any reason.

Myriad Licenses:  In October 2002, we announced a licensing agreement with Myriad Genetics, Inc., under which we granted Myriad broad rights to utilize our non-coding patents, in return for which Myriad agreed to pay us a non-refundable license fee plus future fees on an annual basis in lieu of royalties, plus the rights to bring Myriad’s predictive tests to Australia and New Zealand.  These tests, which include genetic susceptibility tests for breast cancer, ovarian cancer, bowel cancer, melanoma and cardiac risk are now being offered by the Company in Australia and have resulted in the expansion of our existing genetic testing facilities in Melbourne.  The license can be terminated by either party upon material breach by the other party that is not cured within 30 days of notice.  We also may terminate if the licensee fails to make any payment required by the agreement.  Under the second of two agreements, we are granted a license to use Myriad’s diagnostic services in Australia and New Zealand in exchange for an annual fee.  We are obligated to use reasonable efforts to commercialize the licensed diagnostic services in Australia and New Zealand.  Under the terms of this agreement, we have been granted an option in exchange for upfront payments and a continuing royalty, to expand the license in respect of full sequence testing, which has not been exercised.  The term of this agreement extends until 2012.  Either party can terminate the agreement upon a material breach not timely cured after notice.  In addition, Myriad can terminate if we fail to make any payment required under the agreement.

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

Quest License:  In August 2003, we granted a license to our non-coding analysis patents to Quest Diagnostics Inc., based in New Jersey.  The terms included a non-refundable signing fee plus ongoing annual payments in lieu of royalties from Quest for services provided by it in genetic laboratory testing in the United States, Canada and Mexico.  In addition, the license is terminable by one party in the event of a material breach by the other party not cured after notice.  Either party may also terminate the license in the event of an insolvency event affecting the other party or the discontinuation of business by the other party.  Effective June 1, 2010, we amended the license which had been granted to Quest as part of a settlement with that company.  In return for agreeing to the amendment, Quest made a further payment to Genetic Technologies.

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

Thermo Fisher Scientific License:  Effective June 29, 2007, we granted a license to the Company’s non-coding patents to Thermo Fisher Scientific Inc., based in Waltham, Massachusetts.  Thermo Fisher is the parent company of Athena Diagnostics, Inc., a genetic testing laboratory based in Worcester, Massachusetts, with whom we had been in discussions for some time.  As part of the license, Thermo Fisher made an up-front cash payment which, under the terms of the license, cannot be disclosed.

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

GE License:  Effective January 14, 2008, we executed a Settlement and License Agreement with General Electric Company (and indirectly its subsidiary GE Healthcare Bio-Sciences Corp.), based in Piscataway, New Jersey.  The agreement between the Company and GE Healthcare involves a settlement of all disputes between the parties and the granting of a license to GTG’s non-coding patents.  As part of the agreement, GE Healthcare made an up-front cash payment which, under the terms of the agreement, cannot be disclosed.

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

Eurofins STA Laboratories License:  Effective January 31, 2012, we granted a license to the Company’s non-coding patents to Eurofins STA Laboratories Inc., a company based in Longmont, Colorado, as part of a settlement agreement.  As part of the license, Eurofins made an up-front cash payment which, under the terms of the agreement, cannot be disclosed.

Sonic Group License:  Effective February 15, 2012, we granted a license to the Company’s non-coding patents to seven US-based companies associated with Sonic Healthcare Limited of Sydney, Australia, as part of a settlement agreement.  As part of the license, the various companies made an up-front cash payment which, under the terms of the agreement, cannot be disclosed.

GeneSeek License:  Effective May 4, 2012, we granted a license to the Company’s non-coding patents to GeneSeek Inc., a company based in Lincoln, Nebraska, as part of a settlement agreement.  As part of the license, GeneSeek made an up-front cash payment which, under the terms of the agreement, cannot be disclosed.

Conexio Genomics License:  Effective August 31, 2012, we granted a license to the Company’s non-coding patents to Conexio Genomics Pty. Ltd., a company based in Fremantle, Western Australia.  As part of the license, Conexio made an up-front cash payment which, under the terms of the agreement, cannot be disclosed.

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

Our Support for Significant Research Projects

During the year ended June 30, 2012, Genetic Technologies supported two major research programs (RareCellect and ImmunAid), details of which have been provided below.  In previous years, other projects, which have since been terminated, have also been supported by the Company.  Some projects have arisen from new inventions made by the Company while some have been made by others who have approached the Company seeking collaboration and support for their activities.

As of the date of this Annual Report, the Company is still supporting the RareCellect project.  However, on April 12, 2012, the Company’s former subsidiary, ImmunAid Pty. Ltd., which manages the ImmunAid project, was deconsolidated from the Group following a successful fundraising of $1,000,000 by that company.  As a result, the ImmunAid project is no longer managed or supported by the Group.  Following the raising of the new equity by ImmunAid Pty. Ltd., the Company’s remaining 45.5% interest in that company was revalued to $4,546,951 in the Company’s balance sheet as of June 30, 2012 (refer Note 33 of the attached financial statements).

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

It has long been recognized that a simple, universally applicable, non-invasive means of obtaining fetal genetic material for prenatal diagnostic testing would represent a major advance over existing practices such as the more invasive amniocentesis and chorionic villus sampling (CVS).  Both amniocentesis and CVS are invasive and carry a miscarriage rate of between 0.5% and 2% depending on the operator.  A safer, non-invasive means of obtaining fetal genetic material could be widely adopted throughout the developed world.  As part of the RareCellectTM project, the Company has designed and tested a proprietary sampling device that can safely and reliably collect fetal material from the cervix, and has combined this with a proprietary processing technology that delivers either fetal cellular and/or genetic material which is suitable for analysis to identify genetic disorders using currently available technologies.

The Company is now actively pursuing out-licensing/co-development partnering options for the RareCellect™ Project.

Background and unmet need

Genetic disorders account for a significant health burden across the world.  In the developed world, it is increasingly common for women to have babies later in life (25% of these births are born to women over 35 years of age), and this can significantly increase the risk of genetic disorders in their offspring.

Current pre-natal testing involves non-invasive screening and invasive diagnostic testing.  Screening uses ultrasound of the fetus and maternal serum testing and can be performed from 11 to 13 weeks of pregnancy.  Although safe, these tests are not reliable, with a detection rate of between 70% and 95% (between 5% and 30% of abnormalities are not detected), and a false positive rate of 5% (women with healthy babies being subjected to unnecessary invasive testing).  Diagnostic testing requires the removal of fetal material using chorionic villus sampling (from 10 to 12 weeks gestation) or amniocentesis (from 15 to 18 weeks gestation).  Each of these surgical procedures is invasive and carries a significant risk to both the fetus and the mother.  Miscarriage rates, which can be as high as 2%, are dependent on the skill of the operator and the gestation age.  As a direct result of the risky nature of these procedures, diagnostic testing tends to be limited to high-risk patients including women over the age of 35, and results may take as long as two weeks to obtain.

The Company now believes that there is a clear unmet need in prenatal testing for low risk (for both mother and fetus) chromosomal/genetic testing system to safely and accurately sample genetic material from the fetus at as early as six to seven weeks gestation.

The RareCellect™ solution

The Company has developed a proprietary sampling device using materials and design features which will ensure safe, non-traumatic sampling of the optimal region of the cervix to yield fetal genetic material.  Prototypes of the device have been manufactured and tested on over 250 women to sample fetal material during early stages of pregnancy (6 to 12 weeks).  The device is protected by a U.S. provisional patent.  The Company has also developed processing methods that can deliver fetal cells or DNA in a form that is suitable for testing using any of the currently approved diagnostic methodologies.  These processing methods are also covered by provisional patents.

Commercial opportunity

The Company believes that RareCellect™ offers a unique opportunity to successfully penetrate the $2 billion global prenatal testing market, with the potential for market launch within three to five years.  By offering a safe sampling and processing methodology that provides sufficient fetal material for subsequent analysis, it has the potential to displace currently available invasive diagnostic procedures.  Amniocentesis and chorionic villus sampling represent an estimated $1 billion market per annum in the U.S. alone.  A non-invasive and safe alternative to amniocentesis / CVS could replace and even expand (to lower risk pregnancies) this market.

A comprehensive memorandum detailing technical aspects of the technology and the commercial potential of the project has been compiled, as has a virtual data room containing a full data package on the project.  As detailed above, a number of international parties who operate in the RareCellect™ space have now been identified with a view to partnering the project by way of out-license or co-development arrangement on acceptable commercial terms.

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

Government regulation:  The provision of clinical testing services and in vitro diagnostic medical devices is subject to extensive regulatory requirements in most developed countries.  In the United States, the Centers for Medicare and Medicaid Services (CMS) regulates all laboratory testing (except research) performed on humans in the United States through the Clinical Laboratory Improvement Amendments (CLIA).  The Food and Drug Administration (FDA) regulates clinical trials and medical devices.  In Australia, the regulation of clinical trials and medical devices is performed by the Therapeutic Goods Administration (TGA).  Accreditation of laboratories offering pathology services is granted by the Health Insurance Commission, based on a report of assessment by the National Association of Testing Authorities, Australia (NATA).  In addition, in the State of Victoria, where the Company has its headquarters, accreditation may also be obtained from the Pathology Services Accreditation Board, again subject to favorable assessment by NATA.

Competition

Licensing

Our out-licensing business principally covers two families of “non-coding DNA” patents.  As we are the sole owners of these patents there is, by definition, no direct competition in this activity.  However, to some degree, there are alternate technologies in the market place which can be used to perform genetic analysis and genomic mapping and so in this regard we do face indirect competition and a potential risk of technological obsolescence.  A risk of patent invalidation always exists with the possibility of the discovery of previously unknown prior art, as well as the risk of patent re-examination.  Apart from these risks, the inevitable expiry of our non-coding family of patents in future years remains, at which time our ability to generate future license revenues from these particular patents may be restricted.  It is anticipated that, over time however, licensing of additional patents filed by the Company in other areas of genetics and our other research projects may replace revenues currently generated from the licensing of these non-coding patents.

During the year ended June 30, 2009, we successfully prevailed in legal proceedings with respect to a Nullity Action in the German Patent Court regarding the equivalent to U.S. Patent No. 5,612,179 (the “‘179 patent”).  We subsequently responded to questions raised by the U.S. Patents and Trademarks Office (“USPTO”) in relation to a Request for Re-examination of seven of the thirty six claims contained in ‘179 patent and, on May 10, 2010, we announced that we had received formal notification from the USPTO that it had upheld, without amendment, all of the claims which formed the basis of the re-examination action of the Company’s core non-coding DNA patent.

On July 9, 2012, the Company announced that it had received formal notification from the USPTO that it had received and granted a request for ex parte re-examination of claims 1-18 and 26-32 of the ‘179 patent brought by Merial L.L.C. of Duluth, Georgia (“Merial”).  Requesting re-examination is a common strategy employed by defendants in patent infringement proceedings and, as such, it is not unexpected from Merial who is currently a defendant in the action originally brought by the Company in the U.S. District Court for the District of Colorado for infringement of the ‘179 patent.  The ‘179 patent is very robust, having successfully been through a re-examination with the USPTO in 2010 which resulted in the re-issuing of the patent in full with all claims upheld, as mentioned above.  The Company believes that the claims of the ‘179 patent will again be upheld in the current re-examination and, as was the case in previous challenges, it will actively defend this matter in order to have the patent upheld.

Genetic testing - paternity

The size of the Australian DNA paternity testing market can only be estimated, as the tests fall outside of the Australian public health (Medicare) regime and hence no central records are kept.  Our best estimate is that the total size of the market is about 5,000 to 6,000 tests per year which, if correct, would give the Company approximately a 50 percent total market share.  There are presently a number of other laboratories that offer these tests in Australia, all of which are NATA accredited.  The Australian market for paternity testing is now saturated and, since the entry of two of the three major pathology companies in the later part of 2003, our ability to generate growing revenues from this market has reduced.  At present, our market share has stabilized.

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

Genetic testing - forensics

Forensic DNA testing is defined to include DNA tests, the results of which can be relied upon as evidence in a court of law.  To meet the strict standards of court evidence, forensic testing can only be conducted through NATA accredited laboratories that have been approved for such work.  We were the first non-government owned, NATA accredited forensics laboratory in Australia.  At the moment, virtually all forensic testing is conducted through state government owned laboratories.  In some cases, these laboratories have backlogs and do not generally undertake private DNA forensic tests.  As such, we are one of a few accredited laboratory currently providing forensic testing services to the public and private markets.  To resolve the backlog problem, various state governments have already suggested that they plan to investigate the possibility of outsourcing the testing of forensic samples to the private sector.  In January 2008, the Company announced that it had been awarded a three year contract to supply New South Wales Police with DNA analysis services, a contract that has since been extended until January 2013.

Genetic testing - animals

GTG offers a DNA testing service across a number of animal species, particularly with respect to establishing an animal’s pedigree and parentage.  This test is common across animal species and is not proprietary.  Accordingly, any laboratory that can provide a DNA parentage / pedigree test is able to enter this market.  GTG has also developed a large portfolio of genetic tests for the canine area.  These tests are also sold by the Company in various parts of Asia including Japan and China.

Some major pathology companies in Australia have already established vet pathology businesses and almost all have expertise in human DNA profiling and at least one such company has commenced offering canine genetic tests.  Currently, the major canine pathology company in Australia has a relationship with GTG whereby it sends all of its canine genetic testing to GTG.

Research

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

Fitzroy, Victoria

Genetic Technologies Limited rents the offices and laboratory premises which are located at 60-66 Hanover Street, Fitzroy, Victoria, Australia (an inner suburb of Melbourne) from Crude Pty. Ltd.  The lease is due to expire on August 31, 2015.  The anticipated total rental charge in respect of the year ending June 30, 2013 is approximately $337,300.  Genetic Technologies Limited does not have an option to purchase the leased premises at the expiry of the lease period.

Charlotte, North Carolina

Phenogen Sciences Inc., a wholly-owned subsidiary of Genetic Technologies Limited, rents office premises which are located at 9115 Harris Corners Parkway, Suite 320, Charlotte, North Carolina, USA from New Boston Harris Corners LLC.  The lease is due to expire on October 31, 2013.  The anticipated total rental charge in respect of the year ending June 30, 2013 is approximately USD 32,500.  Phenogen Sciences Inc. does not have an option to purchase the leased premises at the expiry of the lease period.

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

Item 5.A        Operating Results

Overview

Our Formation

GeneType AG was incorporated in Zug, Switzerland on February 13, 1989 to exploit the commercialization of the hypothesis that the non-coding region of the human HLA gene complex of chromosome 6 is a valuable and highly ordered reservoir of useful genetic information, largely overlooked by the rest of the world at that time.

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

Formerly a Development Stage Enterprise

Until 2002, we were a development stage enterprise.  We had been developing our technology that resulted in the granting of seven families of patents in the U.S.A. which we have now actively started to commercialize and enforce.  Since inception up to June 30, 2012, we have incurred $72,751,549 in accumulated losses.  Our losses have resulted principally from costs incurred in research and development, general and administrative and sales and marketing costs associated with our operations.  Refer to the Consolidated Statements of Operations in Item 18.

The research and development costs incurred prior to August 2000 were funded by the shareholders of GeneType AG.  On completion of the merger of Duketon Goldfields Limited and GeneType AG in August 2000, to form Genetic Technologies Limited, existing funds of approximately $6 million within Genetic Technologies Limited were applied towards the Group’s research and development and general and administrative expenses.  The Company has since completed several placements of shares, including one in August 2003 and one in July 2011, and there have been other amounts raised from the exercise of unlisted options, principally in April 2005.  We have primarily depended on these sources of funds to meet our financing needs.  However, we now license our non-coding technology and provide a series of genetic tests, both of which generate revenue to fund our expenses.

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

Where we derive our revenues

Our major source of revenues up to June 30, 2002 were grants received from the Australian Government under the START Program licensing, fees from licensing the non-coding patents, DNA paternity testing services income in Australia and interest income from our cash on deposit and other cash equivalents.  Since 2002, our revenues have been derived principally from the sale of genetic tests and the granting of licenses to our non-coding technology.  During that period, our licensing program has been successful in securing licenses from a total of 59 commercial licensees and 6 research licensees (see Item 4.A for a complete list).  In June 2011, we launched the BREVAGenTM breast cancer risk assessment test in the U.S. marketplace and, as we expand the local sales force into new and larger territories such as California and Florida during the 2013 financial year, we anticipate that the revenues from the sale of this test will increase.

Fiscal year

As an Australian company, our fiscal, or financial, year ends on June 30 each year.  We produce audited consolidated accounts at the end of June each year and provide reviewed half-yearly accounts for the periods ending on December 31 each year, both of which are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

Recent Accounting Pronouncements

In respect of the year ended June 30, 2012, the Group has assessed all new accounting standards mandatory for adoption during the current year, noting no new standards which would have a material affect on the disclosure in these financial statements.  There has been no affect on the profit and loss or the financial position of the Group.  Certain new accounting standards and interpretations have been published that are not mandatory for June 30, 2012 reporting periods.  The Group’s and the parent entity’s assessment of the impact of these new standards and interpretations is set out in Note 2(b) of the attached financial statements.

Critical Accounting Policies

The accounting policies which are applicable to the Group and the parent entity are set out in Notes 2(c) to 2(ae) of the attached financial statements.

Comparison of the year ended June 30, 2012 to the year ended June 30, 2011

Revenues from operations

Our revenues from continuing operations (which include fees from the sale of genetic testing services) decreased by 20%, or $903,745, as compared to the 2011 financial year.  More than 80% of this decline ($729,658) was attributable to a sharp fall in the number of forensics samples received as part of changes with our contract with the New South Wales Police Force.  Declines in revenues from breast cancer risk testing ($124,440), together with other paternity testing ($72,993), also contributed to the decrease, both of which were due to increased price competition from our competitors.  Revenues received from canine disease testing grew by $30,551 as compared to the 2011 financial year.  The launch of the Company’s new BREVAGenTM breast cancer risk assessment test in July 2011 contributed $42,292 to total genetic testing revenues.  Looking forward, we anticipate growth in the number of these new breast cancer risk tests being sold in the U.S. marketplace as we expand the local sales force into new and larger territories such as California and Florida during the 2013 financial year.  During the 2012 financial year, revenues from continuing operations principally formed part of the Australian geographic segment.

Cost of sales

Our cost of sales from continuing operations (which include direct costs incurred in performing our genetic testing services) decreased by 4%, or $86,291, from the 2011 financial year.  While there was an expected decrease in the forensics cost of sales of $249,004 due to the reduction in the number of tests performed, there was an offsetting increase in the negative labour variance of $240,000.  While there was an overall increase in the cost of sales relating to reagents and labour, there was an offsetting decrease due to a significant reduction in stock write-offs during the 2012 financial year.

Gain on deconsolidation of subsidiary

In April 2012, the Company announced that its former subsidiary, ImmunAid Pty. Ltd. (“ImmunAid”), had successfully raised $1,000,000 in a private placement from U.S., European and Australian sophisticated investors.  As a result of this issue, the equity interest in ImmunAid held by the Company fell below 50% and, due to the resulting loss of control, ImmunAid was deconsolidated from the Genetic Technologies Group on that date.  After allowing for certain capital restructuring and the payment of capital raising expenses, the pricing of this financing round, which was participated in by independent, arm’s-length parties, placed a value on GTG’s stake in ImmunAid of in excess of $4.5 million.  In turn, this transaction created a one-off gain on deconsolidation of $5,113,175.

Other revenue

Other revenue includes the total revenues generated from our licensing activities.  For the 2012 financial year, the Company’s licensing revenues were $2,526,599 which represented a decrease of 82% as compared to the result from the previous year of $13,680,741.  During the 2012 financial year, we executed Settlement and License Agreements with six parties: Attomol GmbH, Hologic Inc., AutoImmun Diagnostika GmbH, Eurofins STA Laboratories Inc., companies associated with Sonic Healthcare Limited and GeneSeek Inc., under which those companies have been granted non-exclusive rights to a number of GTG patents, including non-coding analysis and gene mapping.  As with the 2011 financial year, we continued to receive income from the Applera settlement.  Revenues received during 2012 from that settlement, which totaled $185,339, came in the form of equipment and reagent credits and represented a decrease of $341,030 over the previous year.  Included in the total licensing revenues is royalty and annuity income of $1,774,541, which increased by $408,860 during the 2012 year.  Licensing revenues form part of the Australian geographic segment.

The 2012 financial year presented some challenges for the Company’s licensing program, including an ex parte re-examination proceeding for the “`179 patent” (the patent’s second re-examination), certain changes to U.S. legislation and developments in U.S. case law, all of which have contributed to delays in reaching settlements with infringing parties.  The re-examination request is a common strategy employed by defendants in patent infringement proceedings and the Company is confident that, as in first re-examination, the `179 patent will again be re-issued in full with all claims upheld.  Genetic Technologies will actively defend the re-examination and will continue to vigorously pursue U.S. entities which use the Company’s proprietary non-coding DNA technology.  As a result, the Company expects to regain momentum in its U.S. assertion program during the 2013 financial year.

Outside the United States, the Company has taken active steps to expand the reach of the success fee based assertion arrangement with its Colorado-based lawyers, Sheridan Ross P.C.  Originally limited to actions brought only in the U.S., and limited in scope to cover only the Company’s 5,612,179, 5,851,762, 5,192,659 and 5,789,568 U.S. patents, the expanded assertion arrangement now covers all of GTG’s non-coding patents in all jurisdictions.  Sheridan Ross is now able to assist Genetic Technologies with asserting its non-coding patents globally, effectively acting as lead counsel to GTG in these international efforts.  Europe in particular is a jurisdiction where the Company has secured substantial licensing revenues in the past, but there remain numerous large infringers who have not as yet taken licenses.  These efforts may include litigation, and the Company expects the global assertion program to begin to regularize the activities of selected European targets in the 2013 financial year.

Selling and marketing expenses

Selling and marketing expenses increased by $1,365,237 (45%) to $4,384,184 during the 2012 financial year.  Considerable expenses ($3,048,099) were incurred this financial year as part of the establishment and expansion of the Company’s U.S. subsidiary Phenogen Sciences Inc., as compared with $1,457,300 incurred during the preceding financial year.  While this was an increase of $1,590,799 over the previous financial year, there were offsetting reductions in Australia due to personnel reductions and falls in other salary related costs of $152,221.

General and administrative expenses

General and administrative expenses increased by $1,911,873 (52%) to $5,608,038 during the financial year.  A significant one-off share based payment expense of $1,759,980 associated with transactions concerning shares in ImmunAid Pty. Ltd. (refer Note 30 of the attached financial statements for details), together with modest salary increases, accounted for the majority of this increase.  These increases were offset by a reduction in legal fees during the 2012 financial year of $182,402.

Licensing, patent and legal costs

Licensing, patent and legal costs decreased significantly by $2,829,485 (69%) to $1,267,838 during the 2012 financial year.  This reduction was attributable to the reduction in the value of new licenses granted during the financial year which resulted in material reduction in the quantum of commissions payable of $2,565,969, together with a reduction in associated legal fees of $278,715.

Laboratory, research and development costs

Laboratory, research and development costs decreased by $351,497 (8%) to $4,029,369 during the 2012 financial year.  Occupancy costs decreased by $135,774 due to the closure of sales offices previously occupied by the Company’s reproductive services business, which were closed following a decision by the Company to strategically realign its overall testing business and to focus on the provision of animal genetic tests, rather than the services that were acquired as part of the acquisition of the Frozen Puppies Dot Com business during the 2009 financial year.  In the 2011financial year, impairment charges relating to the plant and equipment ($115,413) and inventories ($6,232) used in the Frozen Puppies business were incurred that were not incurred during the 2012 financial year.  In addition, the prior financial year figure included $377,648 of plant and equipment which was acquired from Applera that was impaired following a decision to exchange surplus laboratory equipment with an Australian-based subsidiary of that company.  During the 2012 financial year, the Company recognized an impairment charge in respect of certain intangible assets of $104,338.  This expense was offset by a reduction in depreciation expense of $115,774 as more equipment became fully written down.

Finance costs

Finance costs decreased by $36,717 (45%) during the 2012 the financial year due to a reduction in the liabilities associated with plant and equipment that had been financed under hire purchase agreements.

Other income and expenses

Other income and expenses included the following movements:

•             Interest income increased by $409,784 (205%) during the financial year due to the increase in cash and cash equivalents held by the Company which themselves had increased significantly during the year due to the issue of 60,000,000 ordinary shares in the Company that raised a total of $11,700,000, before the payment of $805,463 in associated costs.

•             Foreign exchange gains incurred during financial year of $141,364 compared with foreign exchange losses in the prior year of $68,057.  This represented a net increase in overall exchange gains of $209,421, or 308%, which was partly attributable to the fact that roughly half of the cash received from the above issue of shares in the Company was received in U.S. dollars and converted to Australian dollars shortly after being received at a favorable AUD to USD exchange rate.  Most of the Company’s total foreign exchange gains for the year arose from this single conversion.

•             The profit arising from the disposal of fixed assets of $31,455 during the 2012 financial year compared to a loss of $217,737 in the prior year.  The gain on sale this financial year arose from the sale of an item of plant and equipment that had previously been fully written down.  The loss in the prior financial year comprised items of equipment acquired under the Supply Agreement with Applera ($373,677), offset by write-backs of charges associated with items of equipment used in the Company’s reproductive services business ($105,413).

Net profit from discontinued operations

During the 2010 financial year, the Company’s reproductive services business was terminated following a decision to realign the business and to focus on the provision of animal genetic tests, rather than the services that were acquired as part of the acquisition of the Frozen Puppies business in 2008.  Due to this decision, the net profit was $21,562 for this area of the business during the prior financial year.  As the business had previously been terminated, there was no similar amount incurred during the 2012 financial year.

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

The number of new licenses granted during the financial year increased significantly.  New licenses were granted as part of settlement and license agreements with companies including to Monsanto, Beckman Coulter and Clinical Data, Interleukin, Innogenetics, Pioneer, Qiagen, Sunrise, Orchid Cellmark, Vienna Lab and Navigenics.  Subsequent to year end, two further licenses have been granted by the Company (refer Item 4.B for further details).

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

Item 5.B        Liquidity and Capital Resources

Summary

Our overall cash position depends on numerous factors, including the success of licensing our non-coding patents, the numbers of genetic tests processed by our laboratory, completion of our product research and development activities, ability to commercialize our products, market acceptance of our products and services and how we choose to commercially exploit our technology.  We expect to devote additional capital resources to the expansion of our licensing program on a worldwide basis, deploy further resources to expand our U.S. operations and the marketing of our BREVAGenTM test, continue our research and development programs with a view to commercializing our technology in our target markets, hire and train additional staff, and to generally expand our global business operations.  Each of these activities will inevitably involve the outflow of cash reserves.

During the year ended June 30, 2012, we incurred comprehensive losses of $5,303,942.  During the year ended June 30, 2011, we generated a comprehensive profit of $804,677.  During the year ended June 30, 2010, we incurred comprehensive losses of $9,530,428.  We anticipate incurring additional costs during the next twelve months as we further expand the Company’s BREVAGenTM breast cancer risk assessment test in the U.S. market and elsewhere and generally broaden the range of products we offer and increase the number of the markets in which they are sold, and commercialize our last remaining research and development project.  The extent to which we will generate profits in future years will depend largely on the success of the licensing of our non-coding technologies and the expansion of our genetic testing business in the various global markets in which we operate now and in the future.

Since inception, our operations have been financed primarily from capital contributions by our stockholders, proceeds from our licensing activities and revenues from operations, grants, and interest earned on the Company’s cash and cash equivalents.

During the year ended June 30, 2012, the Company’s net cash flows used in continuing operations were $7,674,174.  During the year ended June 30, 2011, the Company generated net cash flows from continuing operations of $2,217,725, whilst during the year ended June 30, 2010, the Company’s net cash flows used in continuing operations were $4,710,189.  The Company’s cash and cash equivalents were $8.9 million as of June 30, 2012.  As disclosed in Note 2(a) of the attached financial statements, the Directors have undertaken an assessment of the Company’s ability to pay its debts as and when they fall due.  As part of this assessment, the Directors have had regard to the Company’s cash flow forecasts for the twelve month period from the date of the attached Financial Report and the cash balance on hand as at that date.  The Directors recognize that there is uncertainty in the consolidated entity’s cash flow forecasts as they relate to the timing and quantum of licensing income received.  However, the Directors believe that the consolidated entity will be able to maintain sufficient cash reserves beyond the twelve month period from the date of this Annual Report through a range of available options as disclosed in the above Note.  Further, as the Company’s operations continue to expand, we anticipate that the revenues generated should assist the Company to once again achieve a cash positive result from operations.

Our net cash from / (used in) operating activities was $(7,674,174), $2,233,279 and $(4,302,880) for the years ended June 30, 2012, 2011 and 2010, respectively.  Cash from / (used in) operating activities for each period consisted primarily of losses incurred in operations reduced by depreciation and amortization expenses, share based payments expenses, foreign exchange movements and unrealized profits and losses relating to investments.  In approximate order of magnitude, cash outflows typically consist of staff-related costs, selling and marketing expenses, service testing expenses, general and administrative expenses, legal/patent fees and research and development costs.

Our net cash from / (used in) investing activities was $492,177, $5,030 and $(1,039,483) for the years ended June 30, 2012, 2011 and 2010, respectively.  Typically, cash used in investing activities related to the acquisition of laboratory equipment.  In addition, the agreement reached with Applera Corporation in December 2005 has provided us with significant credits for laboratory equipment and reagents produced by that company.  As of June 30, 2012, the balance of credits due under the various agreements with Applera Corporation was $1,615,860.

Our net cash from / (used in) financing activities was $10,851,070, $(314,762) and $786,243 for the years ended June 30, 2012, 2011 and 2010, respectively.  In respect of the year ended June 30, 2012, the Company generated net cash flows of $10,902,037 from the issue of 60,000,000 ordinary shares.  In all three years, outflows from financing activities included the repayment of hire purchase principal in respect of various items of laboratory equipment.

Apart from the purchase of plant and equipment of $76,314 in 2012, $139,678 in 2011 and $144,796 in 2010, we had no material capital expenditures for the years ended June 30, 2012, 2011 and 2010, other than the costs associated with the purchase of assets from Perlegen Sciences, Inc. in 2010.

On January 14, 2005, the Company executed a Master Asset Finance Agreement with National Australia Bank Limited in respect of a $2.5 million asset hire purchase facility (the “Facility”).  As of June 30, 2012, the Company had an outstanding liability in respect of the acquisition of laboratory equipment and associated maintenance contracts under the Facility amounting to $17,748.  The use of this Facility enables the Company to better match the cost of the equipment with the future revenues to be generated from it in a cost-effective manner and minimizes the outflow of valuable cash.

Future cash requirements

We expect that operating expenses and, to a lesser extent, capital expenditures will be a material use of our cash resources in future.  As of June 30, 2012, we had cash and cash equivalents totaling approximately $8.9 million.  As disclosed above, the Directors have undertaken an assessment of the Company’s ability to pay its debts as and when they fall due.  As part of this assessment, the Directors have had regard to the Company’s cash flow forecasts for the twelve month period from the date of the attached Financial Report and the cash balance on hand as at that date.  The Directors recognize that there is uncertainty in the consolidated entity’s cash flow forecasts as they relate to the timing and quantum of licensing income received.  However, the Directors believe that the consolidated entity will be able to maintain sufficient cash reserves beyond the twelve month period from the date of this Annual Report through a range of available options as disclosed in Note 2(a) of the attached financial statements.  We do not have any lines of credit apart from the equipment finance facility with National Australia Bank Limited (“NAB”) and nominal credit card facilities with NAB and Bank of America, N.A. which, as of June 30, 2012, had total available credit of $183,347.  We anticipate generating additional cash in future years from our licensing activities and the continued expansion of our operational businesses.

Operating leases

We are obligated under two operating leases for periods expiring through August 31, 2015.  These leases relate to the premises occupied by the Company in Fitzroy, Victoria, Australia and by its U.S. subsidiary, Phenogen Sciences Inc., in Charlotte, North Carolina, U.S.A.  The following table summarises the future minimum lease payments in respect of the two operating leases that had remaining non-cancellable lease terms in excess of one year as of June 30, 2012:

Year ending June 30,
2013	$370,837
2014	362,809
2015	365,901
2016	61,377
Total minimum lease payments	$1,160,924

Rent expense and associated body corporate expenses totaling $84,583 and $579,806 for the years ended June 30, 2011 and 2010, respectively, were paid to Bankberg Pty. Ltd., a company associated with former Director and major shareholder, Dr. Mervyn Jacobson, in respect of the Company’s office and laboratory expenses in Fitzroy, Victoria, Australia.

The following is a schedule of future minimum hire purchase payments for equipment finance that had remaining non-cancelable lease terms in excess of one year as of June 30, 2012:

Minimum hire purchase payments
Year ending 2013	$17,981
Total minimum hire purchase payments	$17,981
Less: future finance charges	(233)
Aggregate hire purchase expenditure contracted for as at reporting date	$17,748
Aggregate expenditure commitments comprise:
Current liability	$17,748
Non-current liability	—
Total expenditure commitments	$17,748

Item 5.C         Research and Development, Patents and Licenses, etc.

Our principal business is biotechnology, with the emphasis on genomics and genetics, the licensing of our non-coding patents, reduction to practice of our fetal cell patents and expansion of the related service testing business.

The following table details historic R&D expenditure by project.

	2012	2011	2010
	$	$	$
RareCellect	289,208	223,717	553,768
ImmunAid	188,525	305,775	287,470
Nematode project	906	52,523	126,664
Research at C.Y. O’Connor (refer note)	182,184	67,444	72,148
Other general R&D	231,451	392,002	536,453
Total R&D expense	892,274	1,041,461	1,576,503
Other expenditure	16,523,044	16,295,690	17,305,334
Total expenditure	17,415,308	17,310,151	18,881,837
R&D as a % of total expenditure	5%	6%	8%

Note:                  Research by the C.Y. O’Connor ERADE Village Foundation was terminated during the 2009 financial year.  The costs incurred since that time relate to impairment charges and legal fees associated with the patent portfolio that was acquired as part of that project.

Due to the nature of the Company’s business, it is important that any intellectual property in the form of new discoveries be protected.  The table described in Item 4.B hereinabove provides the status of all patent applications the Company has filed.

Item 5.D         Trend Information

The direction of genetic research

Following upon the original non-coding inventions made by GeneType AG and the publication and dissemination of this work in the early 1990’s, research groups world-wide have increasingly sought to investigate and, if possible, establish non-coding associations in a great number of diseases which were hitherto unexplained.

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

Item 5E.      Off-balance sheet arrangements

We are not a party to any material off-balance sheet arrangements.  In addition, we have no unconsolidated special purpose financing or partnership entities that are likely to create any material contingent obligations.

Item 5F.      Information about contractual obligations

The table below shows the contractual obligations and commercial commitments as of June 30, 2012:

	0-1 year	>1-<3 years	>3-<5 years	>5 years
Operating lease commitments	$370,837	$790,087	$—	$—
Hire purchase commitments	$17,981	$—	$—	$—

The above financial obligations are in respect of leases over office and laboratory premises and equipment purchases.

Item 6.           Directors, Senior Management and Employees

Item 6.A        Directors and Senior Management

The Directors of the Company as of the date of this Annual Report are:

Dr. Melvyn J. Bridges, BSc, Doctorate, FAICD (Non-Executive Chairman)

In office from December 16, 2011 up to the date of this Report

Dr. Bridges, 62, was appointed to the Board on December 16, 2011 and served as its Chairman from that date until the date of this Report.  He also serves as Chairman of the Company’s Audit and Corporate Governance Committees.  Dr. Bridges has over 30 years’ experience in the diagnostic and healthcare industries.  During this period, he founded and managed successful diagnostics, therapeutics and medical device businesses, co-founding ASX listed Panbio Limited and ImpediMed Limited.  During the past three years, he has also served a number of prominent roles as director and chairman of public healthcare companies, including chairman of Alchemia Limited, and director of ImpediMed Limited, Campbell Brothers Limited and Benitec Limited.  Dr. Bridges also has deep experience with a number of healthcare / biotechnology companies, having served multiple board posts such as chairman of Peptech Limited and non-executive director of Domantis plc.

Tommaso Bonvino, FAICD (Non-Executive)

In office from July 1, 2011 up to the date of this Report

Mr. Bonvino, 51, was appointed to the Board on November 25, 2009 and also serves as a member of the Company’s Corporate Governance Committee.  He has over 28 years experience in marketing and product development and has managed companies for various Italian, Spanish and French firms, distributing and marketing goods throughout South-East Asia.  He has established bilateral trade relationships between Australian and European companies in the technology and consumer goods sectors.  Mr. Bonvino is currently the Managing Director and CEO of Private Branded Beverages Limited, a non-executive Director of the Melbourne Recital Centre and a Fellow of the Australian Institute of Company Directors.

Dr. Malcolm R. Brandon, BScAgr, PhD, MAICD (Non-Executive)

In office from July 1, 2011 up to the date of this Report

Dr. Brandon, 65, was appointed to the Board on October 5, 2009 and also serves as a member of the Company’s Audit Committee.  He has spent his career in the biotech and life sciences sector where he has over 35 years experience in commercially focused research and development and in building successful companies which have commercialized a wide range of technologies.  As the founding director of the Centre for Animal Biotechnology, a research arm within the University of Melbourne Veterinary Science School, he was responsible for fund raising and the development of many agricultural technologies and products.  Dr. Brandon was a co-founder and Director of Stem Cell Sciences Ltd. and Smart Drug Systems Inc. and is the Chairman of genetics and artificial animal breeding company Clone International which uses cloning technologies to breed elite cattle, sheep and horses and to preserve the genetics of elite animals.

Gregory W. Brown, BSc, MBA (Non-Executive)

In office from July 24, 2012 up to the date of this Report

Mr. Brown, 49, was appointed to the Board on July 24, 2012.  He has over 25 years of international business experience in the healthcare industry including internationally based experience overseeing product development and global commercial launches based in Switzerland (Basel), England (London), Germany (Goettingen) and the United States (New York / New Jersey / Maryland).  Mr. Brown has held the role of Sales and Marketing Director for Baxter Diagnostics in Australia and in the UK; Senior Global Marketing Manager for Roche Molecular Systems; Vice President, Global Strategic Marketing for Digene Corporation; and has led sales, device management, marketing and managed care teams in Europe and the US.  Most recently Mr. Brown held the role of Managing Director and Chief Executive Officer of ASX-listed diagnostics device company ImpediMed, which has a primary breast cancer focus.  He remains on the board of ImpediMed as an Executive Director.

Dr. Mervyn Cass, MBBS (Non-Executive)

In office from September 30, 2011 up to the date of this Report

Dr. Cass, 71, was appointed to the Board on September 30, 2011.  He is a practising medical practitioner and, after 28 years as the senior partner in an occupational medical practice in Port Melbourne, accepted the appointment as Medical Director of a plastic surgery centre in 1996.  He was the founding Chairman of the Australasian Occupational Medical Group and was a Director of Wolfe Research Pty. Ltd., a private medical biotech company associated with RMIT University.  He has been an advisor to the Victorian Government on Workers’ Compensation and Radiological Standards in general practice and is a former member of the Jewish Community Council of Victoria, the roof body of the Victorian Jewish Community.

Huw D. Jones, BEng (Hons), MBA, GAICD (Non-Executive)

In office from July 1, 2011 up to the date of this Report

Mr. Jones, 49, was appointed to the Board on November 19, 2008.  He also serves as a member of the Company’s Audit Committee and its Corporate Governance Committee.  He has over 20 years’ experience in international sales and marketing in the health care industry and is a Director of Fresh Investments Pty. Ltd., a former Managing Director of Datex-Ohmeda (Australasia) and a former Executive Director and CEO of Aeris Environmental Ltd.

Also during the financial year, Mr. Sidney C. Hack served as a Director of the Company and Chairman of the Board from the beginning of the year until his resignation on 16 December 2011.

Senior Management

We have a professional team of qualified and experienced personnel, including a number of research and development scientists and technicians.  The Group currently has 65 full-time-equivalent employees, together with the six Directors listed above.  Of the total number of personnel, eleven have Doctorate qualifications.  The members of the Company’s Senior Leadership Team, and a brief summary of their relevant experience, is as follows:

Dr. Paul D.R. MacLeman, BVSc, MBA, Grad Dip Tech Mgt, Grad Cert Eng, FAICD (Chief Executive Officer)

Dr. MacLeman, 46, was appointed as Chief Executive Officer on May 4, 2009.  He is a registered veterinary surgeon and holds additional qualifications including an MBA (MGSM), Grad Dip Tech Mgt, Grad Cert Eng and is a member of the AICD.  He is a member and past Chairman of the Ausbiotech Agricultural, Environmental and Industrial Advisory Committee and was most recently Chief Executive Officer of Hatchtech Pty. Limited where he led the company from research through to international Phase II human clinical trials.  Dr. MacLeman was responsible for opening up animal health and agricultural opportunities, climaxing in an agreement with one of the top three global chemicals companies.  Prior to this, he was Chief Operating Officer of Imugene Ltd. and Vice President at Agenix Ltd.  Dr. MacLeman has also previously founded life sciences start-ups and worked in investment banking focusing on the analysis and financing of technology companies.

Thomas G. Howitt, BCom, CA, CTA, ACIS, ACSA, AICPA (Company Secretary and Chief Financial Officer)

Mr. Howitt, 48, was appointed as the group’s first full-time Chief Financial Officer on June 1, 2004 and as its Company Secretary on June 30, 2005.  During his 20-plus year career, he has served as CFO and Company Secretary for a number of companies, listed on both the ASX and several foreign stock exchanges.  His wide experience covers all facets of financial management and control across a variety of industries, including resources and technology (domestic and international), having been instrumental in the successful development, patenting and subsequent commercialisation of several innovative technologies.  He has played key roles in the raising of bank debt and equity capital and the management of complex due diligence programs and has worked as a senior Taxation Consultant for Ernst & Young and in the investment banking industry.  He also serves as President of the Company’s Canadian-listed subsidiary, Gtech International Resources Limited, and is a current member of the Victorian Branch Committee of AusBiotech Ltd.

Alison J. Mew, MSc Hons (Chief Operating Officer)

Ms. Mew, 54, was appointed as the Group’s Chief Operating Officer on August 31, 2009.  Prior to joining the Group, she had extensive experience in the bio-pharmaceutical industry in operations management roles - both in Australia and overseas.  Her most recent corporate experience was 13 years with CSL Ltd., in senior executive positions across the Animal Health, Biosciences and Pharmaceutical Divisions - managing vaccines, diagnostics and other biologicals manufacture.  Just prior to joining Genetic Technologies Limited, Ms. Mew spent three years providing consulting services in both operational and strategic management areas to both local and international organizations.

Dr. David J. Sparling BVSc (Hons), LLB (Hons), Grad Dip Corp Governance (Vice President Legal and Corporate Development)

Dr. Sparling, 40, was appointed as the Group’s first Vice President Legal and Corporate Development on October 26, 2009.  He is an experienced corporate development executive who has been appointed to drive M&A, expansion and strategy development.  Dr. Sparling’s expertise includes: senior executive management, intellectual property maintenance and defence, licensing, corporate governance, corporate finance and strategic planning.  His experience extends to both pharmaceutical and diagnostic applications; in both human and animal health.  Prior to joining the Group, Dr. Sparling was chief operating officer for Solbec Pharmaceuticals Ltd., a publicly listed bio-pharmaceutical company based in Perth, Western Australia.  Prior to this, he was Commercial Counsel for Agenix Limited, a listed biotechnology company in Queensland.  He currently serves as Chairman of ASX-listed FYI Resources Limited.

Gregory J. McPherson BA, BBus (Vice President Sales and Marketing)

Mr. McPherson, 48, was appointed as the Group’s first Vice President Sales and Marketing on July 20, 2009.  He brings over 20 years experience in developing both retail and consumer businesses in Australia and the Asian region, including the development of new retail formats and multi-media campaigns for chains such as Mitre 10, Spotlight and Symbion Health.  There, his expertise in multi-site customer operations translated strategy into broad line management accountability.  Overseas assignments in Asia for Whirlpool Corporation included setting up Joint Ventures in China and India and Pan-Asian supplier negotiations.  Whilst working in Australia, he assisted in the development of manufacturer/wholesalers such as Electrolux, Whirlpool and Brivis/Carrier, where he implemented advanced measurement and process improvement techniques directly increasing profitability and shareholder value.

Ivan Jasenko, BAppSc (Hons) (Quality and Regulatory Manager)

Mr. Jasenko, 47, was appointed as the Group’s first Quality and Regulatory Manager on August 16, 2010.  He has over ten years local and international Biopharmaceutical experience in both human and animal health in Quality and Regulatory roles, particularly with FDA and TGA compliance ranging from the manufacture of vaccines and IVD’s to proteins and cell culture.  He was appointed to obtain and maintain compliance certification with relevant U.S. and European regulatory authorities for the Group’s products.  Most recently, he held senior leadership roles with Intervet-Schering Plough and prior to that ICPBio, a publicly listed New Zealand protein biologics manufacturer acquired by MP Biomedicals.  He is well versed in Asia Pacific, U.S. and European regulatory requirements and GMP, ISO9001/ISO15189/ISO13485 and 21CFR820 Quality System requirements.

Mark J. Ostrowski, (Senior Vice President Sales and Marketing — Phenogen Sciences Inc.)

Mr. Ostrowski, 49, was appointed as Senior Vice President Sales and Marketing — Phenogen Sciences Inc. on September 7, 2012.  He brings more than 20 years of sales and marketing experience in molecular diagnostics, having served in senior managerial positions at market-leading companies focused on women’s health and oncology, including as Director of Sales Operations at Myriad Genetics (NASDAQ: MYGN) and Director of Managed Care Services at DIANON Systems (NASDAQ: DIAN), and most recently, President/COO at Sera Prognostics.  Prior to joining the Group, Mr. Ostrowski’s career spanned both early stage and established biomedical companies, and during his professional tenures, he has had comprehensive exposure to and direct managerial responsibility for all aspects of physician, hospital and third-party payer sales and marketing.  He played an instrumental role in helping to guide the successful commercialization and clinical adoption and reimbursement of a number of now standard-of-care clinical molecular diagnostic assays used in the diagnosis and management of breast, colorectal and prostate cancers.  He attended Yale University.

Also during the financial year, Mr. Lewis J. Stuart served as President and General Manager of Phenogen Sciences Inc. from the beginning of the year until he ceased employment with that company on September 7, 2012.

Item 6.B      Compensation

Details of the nature and amount of each major element of the compensation of each director of the Company and each of the named officers of the Company and its subsidiaries, for services in all capacities during the financial year ended June 30, 2012 are listed below. All figures are stated in Australian dollars (AUD).

Name and title of		Short-term		Post-employment	Long-term	Share-based
Directors	Year	Salary/fees	Other	Superannuation	Long service leave	Options	Totals
		$	$	$	$	$	$
Dr. Melvyn J. Bridges (note 1)	2012	43,333	—	12,756	—	—	56,089
Non-Executive Chairman	2011	—	—	—	—	—	—

Tommaso Bonvino	2012	51,800	—	4,662	—	—	56,462
Non-Executive Director	2011	50,000	—	4,500	—	—	54,500

Dr. Malcolm R. Brandon	2012	31,800	—	24,662	—	—	56,462
Non-Executive Director	2011	30,000	—	24,500	—	—	54,500

Dr. Mervyn Cass (note 2)	2012	38,850	—	3,496	—	—	42,346
Non-Executive Director	2011	—	—	—	—	—	—

Huw D. Jones	2012	51,800	—	4,662	—	—	56,462
Non-Executive Director	2011	50,000	—	4,500	—	—	54,500

Sidney C. Hack (note 3)	2012	12,384	—	23,845	—	—	36,229
Ex. Non-Executive Chairman	2011	24,500	—	51,800	—	—	76,300

Sub-totals for Directors	2012	229,967	—	74,083	—	—	304,050
	2011	154,500	—	85,300	—	—	239,800

Executives

Dr. Paul D.R. MacLeman	2012	300,000	24,000	29,160	5,659	19,350	378,169
Chief Executive Officer	2011	250,000	51,000	27,090	594	54,450	383,134

Thomas G. Howitt	2012	220,204	32,100	22,726	5,111	8,063	288,204
Chief Financial Officer and Company Secretary	2011	214,000	—	19,260	7,059	22,688	263,007

Alison J. Mew	2012	176,335	34,240	18,951	2,843	8,063	240,432
Chief Operating Officer	2011	171,200	—	15,408	356	22,688	209,652

Lewis J. Stuart (note 4)	2012	267,894	20,062	—	—	12,900	300,856
General Manager US ops.	2011	272,937	—	—	—	36,300	309,237

Gregory J. McPherson	2012	177,646	35,040	19,385	2,984	8,063	243,118
VP Sales and Marketing	2011	175,100	—	15,759	376	22,688	213,923

Dr. David J. Sparling	2012	194,670	46,350	21,691	3,078	8,063	273,852
VP Legal and Corp. Develop.	2011	185,400	—	16,686	368	22,688	225,142

Sub-totals for Executives	2012	1,336,749	191,792	111,913	19,675	64,502	1,724,631
	2011	1,268,637	51,000	94,203	8,753	181,502	1,604,095

Total remuneration of	2012	1,566,716	191,792	185,996	19,675	64,502	2,028,681
Key Management Personnel	2011	1,423,137	51,000	179,503	8,753	181,502	1,843,895

Notes:

1.         Dr. Bridges was appointed as a Director of the Company and Chairman of its Board on December 16, 2011.

2.         Dr. Cass was appointed as a Director of the Company on September 30, 2011.

3.         Mr. Hack resigned as a Director of the Company and Chairman of its Board on December 16, 2011.

4.         Mr. Stuart ceased employment with Phenogen Sciences Inc. on September 7, 2012.

5.         The Company and the Group had six Executives, as defined, during the year ended June 30, 2012.

6.         The column above entitled “Other” of $191,792 (2011: $51,000) comprises STI payments.

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

As of the date of this Annual Report, there were six executives and 22 employees who have been granted options under the Plans.  Options issued under the Plan carry no rights to dividends and no voting rights.

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

Year ended June 30, 2012:

During the year ended June 30, 2012, a total of 3,250,000 options over the Company’s ordinary shares were issued to certain employees of the Group.  Each option, which was issued at no charge, entitles the holder to acquire one ordinary share in the Company at exercise prices ranging from $0.12 to $0.20 cents each up to, and including, February 20, 2017, unless exercised before that date.  The options vest in three equal tranches after 12 months, 24 months and 36 months from the date of grant, respectively.

Also during the 2012 financial year, a total of 166,667 options were exercised at a price of $0.045 each, generating total funds of $7,500 for the Company.  Further, 2,608,333 options that had previously been issued to employees lapsed.  Of this number, a total of 1,958,333 options were forfeited, whilst the remaining 650,000 options expired.  Option holders do not have any right, by virtue of their options, to participate in any share issue of the Company or any related body corporate.

As of the date of this Annual Report, there was a total of 20,125,000 options outstanding.

Options granted under the Plans carry no rights to dividends and no voting rights.  In accordance with the terms of the Plans, options granted prior to June 2007 generally vest on the basis of 25% per annum and can be exercised at any time after vesting to the date of their expiry.  The options generally have an expiry date of six years from the date of grant.  Options granted after July 2007, generally vest in three equal tranches after 12 months, 24 months and 36 months from the date of grant, respectively.  These later options generally have an expiry date of nearly five years from the date of grant.

During the years ended June 30, 2012, 2011 and 2010, the Company recorded a share-based payments expense in respect of the options granted of $268,343, $253,851 and $5,866, respectively.

The following is additional information relating to the options granted under the respective Plans as of June 30, 2012:

	Options outstanding			Options exercisable
Range of exercise prices	Number of options	Weighted average exercise price	Remaining weighted average contractual life (years)	Number of options	Weighted average exercise price
$0.01 - $0.10	12,000,000	$0.045	2.85	12,000,000	$0.045
$0.11 - $0.20	6,425,000	$0.167	3.99	1,258,333	$0.190
$0.21 - $0.30	1,700,000	$0.220	0.32	1,700,000	$0.220
	20,125,000	$0.099	3.00	14,958,333	$0.077

The following is additional information relating to the options granted under the respective Plans as of June 30, 2011:

	Options outstanding			Options exercisable
Range of exercise prices	Number of options	Weighted average exercise price	Remaining weighted average contractual life (years)	Number of options	Weighted average exercise price
$0.01 - $0.10	12,500,000	$0.045	3.85	—	$0.045
$0.11 - $0.20	4,800,000	$0.190	4.75	—	$0.190
$0.21 - $0.30	1,700,000	$0.220	1.32	1,700,000	$0.220
$0.31 - $0.40	150,000	$0.400	0.92	150,000	$0.400
$0.41 - $0.50	250,000	$0.430	0.12	250,000	$0.430
$0.51 - $0.60	250,000	$0.530	0.12	250,000	$0.530
	19,650,000	$0.110	3.73	2,350,000	$0.290

The following is additional information relating to the options granted under the respective Plans as of June 30, 2010:

	Options outstanding			Options exercisable
Range of exercise prices	Number of options	Weighted average exercise price	Remaining weighted average contractual life (years)	Number of options	Weighted average exercise price
$0.21 - $0.30	1,900,000	$0.220	2.32	1,425,000	$0.220
$0.31 - $0.40	150,000	$0.400	1.92	150,000	$0.400
$0.41 - $0.50	1,000,000	$0.470	0.31	1,000,000	$0.470
$0.51 - $0.60	250,000	$0.530	0.47	250,000	$0.530
	3,300,000	$0.330	1.55	2,825,000	$0.340

The fair value for the options issued to employees was estimated at the date of grant using a Black-Scholes option-pricing model with the following weighted-average assumptions for June 30:

	2012	2011	2010

Risk Free Interest Rate	3.23% to 3.65%	4.60% to 5.04%	N/A
Expected Dividend Yield	—	—	N/A
Historic and Expected Volatility	83% to 100%	84% to 95%	N/A
Option Exercise Prices	$0.12 to $0.20	$0.045 to $0.19	N/A
Weighted Average Exercise Price	$0.145	$0.085	N/A
Expected Lives	3.83 years	3.94 years	N/A

A total of 3,250,000 options were granted during the year ended June 30, 2012.  A total of 17,300,000 options were granted during the year ended June 30, 2011.  No options were granted during the year ended June 30, 2010.

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

The Board meets to discuss business regularly throughout the year, with additional meetings being held when circumstances warrant.  Included in the table below are details of the meetings of the Board and the two sub-committees of the Board that were held during the 2012 financial year.

			Sub-Committees of the Board
	Directors’ meetings		Audit		Corporate Governance
Name of Director	Eligible	Attended	Eligible	Attended	Eligible	Attended
Dr. Melvyn J. Bridges (note 1)	7	7	1	1	1	1
Tommaso Bonvino	15	12	—	—	1	1
Dr. Malcolm R. Brandon	15	13	2	2	—	—
Dr. Mervyn Cass	11	11	—	—	—	—
Huw D. Jones	15	15	2	2	1	1
Sidney C. Hack (note 2)	8	8	1	1	—	—

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

Committee membership

As at the date of this Report, the Company had an Audit Committee and a Corporate Governance Committee of the Board of Directors (the latter being formerly known as the Nomination and Remuneration Committee).  The individuals who served as members of these Committees during the financial year were:

The various individuals who served as members of the Sub-Committees during the 2012 financial year were:

	Audit Committee	Corporate Governance Committee
Name of Member	Period served	Period served
Dr. Melvyn J. Bridges (note 1)	December 16, 2011 to June 30, 2012	December 16, 2011 to June 30, 2012
Tommaso Bonvino	Not applicable	July 1, 2011 to June 30, 2012
Dr. Malcolm R. Brandon	July 1, 2011 to June 30, 2012	Not applicable
Dr. Mervyn Cass	Not applicable	Not applicable
Huw D. Jones	July 1, 2011 to June 30, 2012	July 1, 2011 to June 30, 2012
Sidney C. Hack (note 2)	July 1, 2011 to December 16, 2011	July 1, 2011 to December 16, 2011

Notes:

1.         Dr. Bridges served as the Chairman of both Sub-Committees from December 16, 2011 to June 30, 2012.

2.         Mr. Hack served as the Chairman of both Sub-Committees from July 1, 2011 to December 16, 2011.

3.         Mr. Gregory Brown was not appointed as a Director of the Company until after the end of the financial year.

4.         In accordance with the Charter, the auditor attended two meetings of the Audit Committee at the request of the Committee.

As of the date of this Annual Report, the members of the Audit Committee, all of whom are independent, were:

Dr. Melvyn J. Bridges (Chairman)

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

As of the date of this Annual Report, the members of the Corporate Governance Committee, all of whom are independent, were:

Dr. Melvyn J. Bridges (Chairman)

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

Item 6.D        Employees

As of the date of this Annual Report, the Group comprising the Company and its subsidiaries, employed 64 full-time equivalent employees.  The number of full-time equivalent employees as of the end of each respective financial year ended June 30 are as follows:

2012	56
2011	60
2010	54

Item 6.E        Share Ownership

The relevant interest of the directors in the share capital of the Company as notified by them to the Australian Securities Exchange in accordance with section 205G(1) of the Corporations Act 2001 as of the date of this Annual Report is as follows:

Director	Ordinary shares	Percentage of Capital held
Dr. Melvyn J. Bridges	500,000	0.108%
Tommaso Bonvino	—	N/A
Dr. Malcolm R. Brandon	—	N/A
Gregory W. Brown	—	N/A
Dr. Mervyn Cass	473,667	0.102%
Huw D. Jones	997,887	0.215%

Notes:             As of the date of this Annual Report, no options over Ordinary Shares are held by the Directors.

Item 7.            Major Shareholders and Related Party Transactions

Item 7.A        Major Shareholders

The table below sets forth the name of the only beneficial owner of 5% or more of our voting securities as of the date of this Annual Report:

Name	Number of Ordinary Shares held	Percentage of Capital held

Dr. Mervyn Jacobson	136,473,684 (refer note)	29.37%

Note:  Includes shares held by Mervyn Jacobson ApS and JGT ApS.

The number of Ordinary Shares on issue in Genetic Technologies as of the date of this Annual Report was 464,771,819.  The number of holders of Ordinary Shares in Genetic Technologies as of the date of this Annual Report was approximately 3,050.

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

Item 7.B        Related Party Transactions

During the year ended June 30, 2012, various transactions between entities within the Group and other related parties occurred, as listed below.  Except where noted, all amounts were charged on commercial, arm’s-length terms and at commercial rates.

ImmunAid Pty. Ltd.

During the 2012 financial year, various transactions were undertaken with former subsidiary ImmunAid Pty. Ltd. (“ImmunAid”) which resulted in the deconsolidation of that company on April 12, 2012.  These transactions have been summarised as follows:

•             On March 27, 2012, in consideration for more than 10 years of service to ImmunAid, Genetic Technologies Limited (the “Company”) sold a total of 2,877 shares in ImmunAid to related parties.  These parties were Transmedia Inc. (1,438 shares), a company associated with Dr. Mervyn Jacobson, a former Director and current substantial shareholder of the Company; and Ashdown Superannuation Nominees Pty. Ltd. (1,439 shares), an entity associated with Mrs. Luisa Ashdown, an employee of the Company, and Mr. Martin Ashdown, the husband of Mrs. Ashdown and the inventor of the ImmunAid technology.  The cash consideration received by the Company from the sale of these shares was $20.  A share-based payments expense of $1,759,980 was reflected in the 2012 consolidated statement of comprehensive income in relation to this transaction.

•             On March 29, 2012, the issued capital of ImmunAid was expanded such that the number of ImmunAid shares held by the Company increased from 7,432 to 4,546,951.  This expansion of issued capital came at no cost to the Company and had no accounting implications for the Group.

•             On April 12, 2012, ImmunAid raised $1,000,000 in new equity from the issue of 1,000,000 new shares to independent third parties at an issue price of $1.00 each.  As a result of this issue, the equity interest in ImmunAid held by the Company fell below 50% and, due to the resulting loss of control, ImmunAid was deconsolidated from the Genetic Technologies Group on that date.  Included in the 1,000,000 shares that were issued by ImmunAid was a total of 75,000 shares that were registered in the name of Lupetto Holdings Ltd., a company of which Dr. Mervyn Jacobson is a Director.

•             On April 18, 2012, the Company received an amount of $537,026 from ImmunAid in full repayment of an outstanding loan from the Company.

•             During February and March 2012, ImmunAid paid a total of $5,123 to Mr. Robert Jacobson, brother of Dr. Mervyn Jacobson, in respect of capital raising success fees associated with that company’s $1,000,000 capital raising.

•             During the 2012 financial year, ImmunAid paid management fees to the Company amounting to $22,500 (2011: $22,500).

•             Dr. Jacobson served as Chief Executive Officer of ImmunAid throughout the entire 2012 financial year.  He received no further payments from ImmunAid during the year in respect of this role.

AgGenomics Pty. Ltd.

Also during the 2012 financial year, various transactions were undertaken with AgGenomics Pty. Ltd. (“AgGenomics”), a former subsidiary that was subsequently deregistered on June 20, 2012.  These transactions have been summarised as follows:

•            On March 1, 2012, GeneType Pty. Ltd. (“GeneType”), a subsidiary, wrote-off a debtor owing by AgGenomics amounting to $181,304.

•             On March 16, 2012, GeneType acquired 499 ordinary shares in AgGenomics for a total consideration of $10.  As a result of this acquisition, AgGenomics became a wholly-owned subsidiary of GeneType on that date.

•             On April 13, 2012, GeneType forgave a loan owing by AgGenomics amounting to $241,678.

•             On April 27, 2012, GeneType wrote-off its entire investment in AgGenomics resulting in a loss of $10.

•             On June 20, 2012, AgGenomics was deregistered.

•             During the 2012 financial year, AgGenomics paid interest to GeneType amounting to $7,729 (2011: $12,523).

Licensing services

During the year ended June 30, 2012, the Company paid a total of $50,000 (2011: $50,000) to Dr. Mervyn Jacobson in respect of an administrative allowance associated with his role as the Company’s Vice President Global Licensing and Intellectual Property.  Also during the year, Genetic Technologies Limited paid a total of $59,813 (2011: $924,679) to Transmedia Inc. in respect of commissions paid in relation to licensing services provided to the Company by Dr. Jacobson, and payment / reimbursement of associated travel expenses amounting to $115,084 (2011: $152,033).

Limited recourse loans to executives

On June 21, 2012, Genetic Technologies Limited, the parent entity, executed separate Limited Recourse Loan Agreements with certain members of the Company’s Senior Leadership Team.  Pursuant to these Agreements, the Company agreed to provide the respective executives with limited recourse loans to pay the tax associated with certain options that were granted to them by the Company.  The Loans, if drawn down, are secured against the underlying options or resulting shares in the event that the options have been exercised before the tax is payable.  The maximum total amount due under the loans is approximately $410,000.  At this level, the underlying security will be sufficient to cover the full potential liability if the Company’s share price is no less than 8.4 cents per share.  Importantly, none of the executives can receive any benefit from the options or resulting shares while there remains an amount owing under his or her Loan.  Refer also Note 38 of the attached financial statements.

Genetic Technologies (Beijing) Limited

During the year ended June 30, 2012, Genetic Technologies (Beijing) Limited (“GTBL”), a subsidiary, paid management fees to Genetic Technologies Corporation Pty. Ltd. (“GTC”), another subsidiary, of $nil (2011: $19).  GTBL also purchased testing services from GTC at a cost of $nil (2011: $389).

Rental of office premises

During the year ended June 30, 2011, the Company and GeneType, collectively paid a total of $84,583 to Bankberg Pty. Ltd. (“Bankberg”), another company associated with Dr. Jacobson, for rent and its share of body corporate expenses in respect of the office and laboratory premises in Fitzroy, Victoria that are leased by the Group.  On August 20, 2010, Bankberg sold the Fitzroy premises to an unrelated third party.

Except as noted, all transactions with Key Management Personnel have been entered into under terms and conditions no more favourable than those which the entity would have adopted if dealing at arm’s length.  Please refer below for a description of transactions with Key Management Personnel.

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

This matter bears a striking resemblance to the US litigation filed by the American Civil Liberties Union against Myriad’s US patent equivalent in which a US Federal District Court ruled that isolated DNA sequences are not eligible for patent protection because of the fact that they are “products of nature”.  On July 29, 2011, Myriad successfully appealed this decision with the Federal Circuit Court of Appeals reversing the decision of the United States District Court for the Southern District of New York.  On March 26, 2012 the U.S. Supreme Court remanded the case back to the US Court of Appeals for the Federal Circuit for reconsideration.  On August 16, 2012, the U.S. Court of Appeals for the Federal Circuit ruled on the Myriad in the U.S., upholding the patentability of gene patents.

On September 30, 2011, Genetic Technologies filed documents with the Australian Federal Court to the effect that Genetic Technologies submits to the orders of the Court and takes no further part in the proceedings.

The parties are now awaiting judgment in this case.  We do not express an opinion as to the probable outcome of any of the pending or threatened litigation or disputes referred to above or to estimate the potential amount or range of any loss, but do not believe any amounts to be material to the Company.

With the exception of the above proceedings, the U.S. patent infringement suits currently on file that were initiated by us as part of our licensing assertion program (refer Item 4.B for details) and other similar actions brought by us as part of our ongoing licensing activities, we are unaware of any other material proceedings involving us.

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

Significant other changes

On July 27, 2011, Genetic Technologies Limited announced that it had issued by way of private placement to US and Australian institutional and sophisticated investors a total of 60,000,000 ordinary shares in the Company.  The shares were issued in accordance with ASX Listing Rule 7.1 and, as such, shareholder approval was not required.  The issue of the shares, which was made at a price of $0.195 each, raised a total of $11,700,000, before the payment of $805,463 in associated costs.  Proceeds from the placement will be used to fund potential acquisition growth in the molecular diagnostics field focusing on woman’s cancer and management, and to accelerate the roll-out of its breast cancer risk test BREVAGenTM in the U.S.

On September 30, 2011, Dr. Mervyn Cass was appointed as a Director of the Company.

On October 12, 2010, the Company released its Notice for the 2011 Annual General Meeting of shareholders which was held at 10.00 am on Monday, November 21, 2011 in the “Treetops” Room at Melbourne Museum.  All four resolutions that were put before the shareholders at the Annual General Meeting were passed on a show of hands.

On December 16, 2011, Mr. Sidney C. Hack resigned as a Director of the Company and as its Non-Executive Chairman.  Also on that date, Dr. Melvyn J. Bridges was appointed as a Director of the Company and as its Non-Executive Chairman.

On January 25, 2012, a total of 166,667 options which had previously been issued to a former employee were exercised, generating a total of $7,500 in funds for the Company.

On April 12, 2012, former subsidiary ImmunAid Pty. Ltd. was deconsolidated.

On June 20, 2012, former subsidiary AgGenomics Pty. Ltd. was deregistered.

During the year ended June 30, 2012, the Company granted a total of 3,250,000 options to nine employees of the Group.  Of these, a total of 2,250,000 options, which were granted at no cost, entitle the eight holders to acquire one ordinary share in the Company per option at a price of $0.12 each at any time up to, and including, February 20, 2017.  The remaining 1,000,000 options, which were also granted at no cost, entitle the holder to acquire one ordinary share in the Company per option at a price of $0.20 each at any time up to, and including, July 31, 2016.  Also during the 2012 financial year, a total of 2,608,333 options that had previously been issued to employees lapsed.  Of this number, a total of 1,958,333 options were forfeited, whilst the remaining 650,000 options expired.  As at the date of this Annual Report, there was a total of 20,125,000 options over the Company’s ordinary shares on issue.

On July 24, 2012, Mr. Gregory Brown was appointed as a Director of the Company.

On August 7, 2012, the Company sold a total of 46,951 ordinary shares in former subsidiary ImmunAid Pty. Ltd. for a total consideration of $46,951.

There were no other significant changes in the state of affairs that are not described elsewhere in this Annual Report.

Since June 30, 2012, there has not been any other matter or circumstance, other than as referred to elsewhere in this Annual Report, that has arisen that has significantly affected, or may significantly affect our operations, results of those operations or the state of our affairs in future years.

Item 9.            The Offer and Listing

Item 9.A        Offer and Listing Details

The Company’s Ordinary Shares were listed on the Australian Securities Exchange (the “ASX”) in July 1987.  Set out below is the highest and lowest market quotations for the Ordinary Shares reported on the Daily Official List of the ASX since July 1, 2007.

Financial Year	Period Covered	High	Low
		(in $0.00)
Yearly data 2008	Year ended June 30, 2008	0.260	0.090
2009	Year ended June 30, 2009	0.100	0.030
2010	Year ended June 30, 2010	0.063	0.033
2011	Year ended June 30, 2011	0.285	0.020
2012	Year ended June 30, 2012	0.350	0.080

Quarterly data 2011	Quarter ended September 30, 2010	0.040	0.026
	Quarter ended December 31, 2010	0.039	0.020
	Quarter ended March 31, 2011	0.155	0.034
	Quarter ended June 30, 2011	0.285	0.078

2012	Quarter ended September 30, 2011	0.350	0.145
	Quarter ended December 31, 2011	0.175	0.105
	Quarter ended March 31, 2012	0.155	0.092
	Quarter ended June 30, 2012	0.190	0.080

Monthly data 2012	Month ended June 30, 2012	0.165	0.105
	Month ended July 31, 2012	0.150	0.100
	Month ended August 31, 2012	0.130	0.090
	Month ended September 30, 2012	0.120	0.105

As of the date of this Annual Report, we had 464,771,819 Ordinary Shares on issue, without par value.  See Item 10B “Our Constitution” for a detailed description of the rights attaching to our shares and Item 12D “American Depositary Receipts” for a description of the rights attaching to the American Depositary Shares.

The Company’s securities are also listed on NASDAQ Capital Market (under the ticker GENE) in the form of American Depositary Shares.  Each American Depositary Share evidences thirty Ordinary Shares.  Since listing on the NASDAQ Global Market on September 2, 2005, the ADRs have traded in a range from a low of USD 0.35 to a high of USD 13.85.  The most recent sale of the Company’s ADRs, as recorded on October 16, 2012, occurred at a price of USD 3.46.

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

The Company has registered one class of American Depositary Shares (ADSs) on Form F-6 pursuant to the U.S. Securities Act of 1933, as amended.  One ADS represents thirty Ordinary Shares without par value.  As of June 30, 2012, there was a total of 3,171,641 ADSs outstanding, representing approximately 20.47% of the Company’s total issued capital as of that date.

The table below sets forth the high and low sales prices in United States dollars for the ADSs during the periods indicated:

Financial Year	Period Covered	High	Low
		(in USD)
Yearly data 2008	Year ended June 30, 2008	5.21	2.26
2009	Year ended June 30, 2009	4.99	0.35
2010	Year ended June 30, 2010	1.99	0.90
2011	Year ended June 30, 2011	9.80	0.65
2012	Year ended June 30, 2012	11.06	2.29

Quarterly data 2011	Quarter ended September 30, 2010	1.15	0.79
	Quarter ended December 31, 2010	1.11	0.65
	Quarter ended March 31, 2011	6.94	0.95
	Quarter ended June 30, 2011	9.80	2.29

2012	Quarter ended September 30, 2011	11.06	4.32
	Quarter ended December 31, 2011	5.20	3.03
	Quarter ended March 31, 2012	4.98	2.67
	Quarter ended June 30, 2012	6.20	2.29

Monthly data 2012	Month ended June 30, 2012	4.98	3.02
	Month ended July 31, 2012	4.79	3.05
	Month ended August 31, 2012	4.28	3.11
	Month ended September 30, 2012	4.22	3.26

Item 9.B        Plan of Distribution

Not applicable.

Item 9.C        Markets

Effective September 2, 2005, our ADSs were listed on the NASDAQ Global Market under the ticker “GENE”.  Effective July 1, 2010, the ADSs were transferred to the NASDAQ Capital Market.  The ticker remained unchanged.  Our Ordinary Shares are listed and trade on the Australian Securities Exchange under the code “GTG”.

Item 9.D        Selling Shareholders

Not applicable.

Item 9.E      Dilution

Not applicable.

Item 9.F        Expenses of the Issue

Not applicable.

Item 10.           Additional Information

Item 10.A      Share Capital

As of June 30, 2012, we had a total of 464,771,819 Ordinary Shares on issue.  None of these shares were subject to any form of escrow as of that date and, as such, all of the shares were listed on the Australian Securities Exchange and were freely tradable.

Based on our review of shareholder records (based solely on the addresses), as of June 30, 2012 there were 42 U.S. resident shareholders of our Ordinary Shares holding 14,749,257 shares representing 3.17% of the total issued and outstanding Ordinary Shares.  Our Ordinary Shares do not have a par value.  These figures do not include any Ordinary Shares which may held by U.S. residents in the form of American Depositary Receipts (ADRs).

During the last five years, the number of Ordinary Shares on issue has increased as follows:

Date	Nature of issue	Number of Ordinary Shares issued / outstanding	Movement in share capital / balance
			$
As of June 30, 2006		362,389,899	70,243,996
	There were no Ordinary Shares issued in 2007	—	—
As of June 30, 2007		362,389,899	70,243,996
	There were no Ordinary Shares issued in 2008	—	—
As of June 30, 2008		362,389,899	70,243,996
July 22, 2008	Acquisition of Frozen Puppies Dot Com Pty. Ltd.	12,254,902	1,041,667
As of June 30, 2009		374,644,801	71,285,663
April 14, 2010	Acquisition of assets from Perlegen Sciences Inc.	29,960,351	1,092,442
As of June 30, 2010		404,605,152	72,378,105
	There were no Ordinary Shares issued in 2011	—	—
As of June 30, 2011		404,605,152	72,378,105
July 27, 2011	Placement of Ordinary Shares as part of capital raising	60,000,000	10,894,537
January 25, 2012	Exercise of 166,667 options @ $0.045 each	166,667	7,500
As of June 30, 2012		464,771,819	83,280,142

On July 22, 2008, we issued 12,254,902 Ordinary Shares to the five former owners of Frozen Puppies Dot Com Pty. Ltd. in part consideration for the acquisition of that company by Genetic Technologies Limited (refer to the Company’s 2009 Annual Report).

On April 14, 2010, we issued 29,960,351 Ordinary Shares by way of private placement.  The placement involved the issue of 27,940,530 shares to an institutional investor group in the USA at a price of $0.039 each, which raised a total of $1,089,681 in cash, before the payment of associated expenses.  The remaining 2,019,821 shares, which were issued at a price of $0.040 each, were issued as partial consideration for the acquisition of assets from Perlegen, as detailed above.  All of the shares were issued in accordance with ASX Listing Rule 7.1 and, as such, shareholder approval for the placement was not required.  The majority of the net cash proceeds raised from the placement were used by the Company to purchase assets from Perlegen, including BREVAGen™ breast cancer risk assessment test.

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

As of June 30, 2012 and 2011, the following outstanding unlisted options, together with their respective ASX codes and expiry dates, were convertible into Ordinary Shares.  The exercise prices are quoted in Australian dollars.

Option description	2012	Weighted ave. exercise price	2011	Weighted ave. exercise price
GTGAI (expiring May 8, 2015)	12,000,000	$0.045	12,000,000	$0.045
GTGAK (expiring February 20, 2017)	2,250,000	$0.120	—	—
GTGAM (expiring July 31, 2016)	1,000,000	$0.200	—	—
GTGAW (expiring March 31, 2016)	2,875,000	$0.190	4,500,000	$0.190
GTGAW (expiring May 31, 2013)	300,000	$0.190	300,000	$0.190
GTGAY (expiring October 23, 2012)	1,700,000	$0.220	1,700,000	$0.220
GTGAD (expiring August 12, 2011)	—	—	250,000	$0.430
GTGAE (expiring August 12, 2011)	—	—	250,000	$0.530
GTGAH (expiring May 31, 2012)	—	—	150,000	$0.400
GTGAK (expiring September 30, 2015)	—	—	500,000	$0.045

Balance at the end of the financial year	20,125,000	$0.099	19,650,000	$0.109

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

Takeovers Act

There are no limitations, either under the laws of Australia or under the Company’s Constitution, to the right of non-residents to hold or vote Genetic Technologies Ordinary Shares other than the Commonwealth Foreign Acquisitions and Takeovers Act 1975 (the “Takeovers Act”).  The Takeovers Act may affect the right of non-Australian residents, including US residents, to hold Ordinary Shares but does not affect the right to vote, or any other rights associated with, any Ordinary Shares held in compliance with its provisions.  Acquisitions of shares in Australian companies by foreign interests are subject to review and approval by the Treasurer of the Commonwealth of Australia under the Takeovers Act.  The Takeovers Act applies to any acquisition of outstanding shares of an Australian company that exceeds, or results in a foreign person or persons controlling the voting power of more than a certain percentage of those shares.  The thresholds are 15% where the shares are acquired by a foreign person, or group of associated foreign persons, or 40% in aggregate in the case of foreign persons who are not associated.  Any proposed acquisition that would result in an individual foreign person (with associates) holding more than 15% must be notified to the Treasurer in advance of the acquisition.  As of October 16, 2012, approximately 34.1% of the outstanding Ordinary Shares in the Company were held by shareholders whose registered addresses were located outside Australia (excluding Ordinary Shares which were held in the form of American Depositary Receipts).  In addition to the Takeovers Act, there are statutory limitations in Australia on foreign ownership of certain businesses, such as banks and airlines, not relevant to the Company.  However, there are no other statutory or regulatory provisions of Australian law or Australian Securities Exchange requirements that restrict foreign ownership or control of Genetic Technologies.

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

Australian Death Duty

Australia does not have estate or death duties.  Further, no capital gains tax liability is realized upon the inheritance of a deceased person’s shares.  However, the subsequent disposal of the shares by beneficiaries may give rise to a capital gains tax liability.

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

Subject to certain exceptions for short-term and hedged positions, a dividend that a non-corporate holder receives on an ADR in a taxable year beginning before January 1, 2013 will be subject to a maximum tax rate of 15% if the dividend is a “qualified dividend” (for tax years beginning after January 1, 2013, the treatment of dividends and the maximum potential tax rate is subject to change, and unless tax law changes are implemented in the interim, dividends received by non-corporate holders could be subject to ordinary income treatment and a corresponding tax rate of up to 39.6%).  A dividend on an ADR will be a qualified dividend if (i) either (a) the ADRs are readily tradable on an established market in the United States or (b) we are eligible for the benefits of a comprehensive income tax treaty with the United States that the Secretary of the Treasury determines is satisfactory for purposes of these rules and that includes an exchange of information program, and (ii) we were not, in the year prior to the year the dividend was paid, and are not, in the year the dividend is paid, a passive foreign investment company (“PFIC”).  The ADRs are listed on the NASDAQ Capital Market, which should qualify them as readily tradable on an established securities market in the United States.  In any event, the Treaty satisfies the requirements of clause (i)(b), and we are a resident of Australia entitled to the benefits of the Treaty.  Based on our audited financial statements and relevant market and shareholder data, we believe we were not a PFIC for U.S. federal income tax purposes for our taxable years ended June 30, 2011 and June 30, 2012, respectively, but we may be classified as a PFIC in the current taxable year.  Given that the determination of PFIC status involves the application of complex tax rules, and that it is based on the nature of our income and assets from time to time, no assurances can be provided that we will not be considered a PFIC for the current (or any past or future) taxable year.  In addition, as described in the section below entitled “Passive Foreign Investment Company Rules,” if we were a PFIC in a year while a U.S. holder held an ADR, and if the U.S. holder has not made a qualified electing fund election effective for the first year the U.S. holder held the ADR, the ordinary share underlying the ADR remains an interest in a PFIC for all future years or until such an election is made. The IRS takes the position that such rule will apply for purposes of determining whether an ADR is an interest in a PFIC in the year a dividend is paid or in the prior year, even if we do not satisfy the tests to be a PFIC in either of those years.  Even if dividends on the ADRs would otherwise be eligible for qualified dividend treatment, in order to qualify for the reduced qualified dividend tax rates, a non-corporate holder must hold the ordinary share on which a dividend is paid for more than 60 days during the 120-day period beginning 60 days before the ex-dividend date, disregarding for this purpose any period during which the non-corporate holder has an option to sell, is under a contractual obligation to sell or has made (and not closed) a short sale of substantially identical stock or securities, is the grantor of an option to buy substantially identical stock or securities or, pursuant to Treasury regulations, has diminished their risk of loss by holding one or more other positions with respect to substantially similar or related property.  In addition, to qualify for the reduced qualified dividend tax rates, the non-corporate holder must not be obligated to make related payments with respect to positions in substantially similar or related property.  Payments in lieu of dividends from short sales or other similar transactions will not qualify for the reduced qualified dividend tax rates.

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

Passive Foreign Investment Company Rules

A special set of U.S. federal income tax rules applies to a foreign corporation that is a PFIC for U.S. federal income tax purposes.  As noted above, based on our audited financial statements and relevant market and shareholder data, we believe that we were not a PFIC for U.S. federal income tax purposes for our taxable years ended June 30, 2011 and June 30, 2012, respectively, but we may be classified as a PFIC in the current taxable year.  In addition, given that the determination of PFIC status involves the application of complex tax rules, and that it is based on the nature of our income and assets from time to time, no assurances can be provided that we will not be considered a PFIC for any past or future taxable years.

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

Given the complexities of the PFIC rules and their potentially adverse tax consequences, U.S. holders of ADRs are urged to consult their tax advisers about the PFIC rules, including the consequences to them of making a QEF election or a mark-to-market election with respect to the ordinary shares in the event that the Company is classified as a PFIC for any taxable year.

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

Under U.S. federal income tax law and U.S. Treasury Regulations, certain categories of U.S. holders must file information returns with respect to their investment in, or involvement in, a foreign corporation.  For example, pursuant to recently enacted legislation, beginning in 2011, all U.S. holders of PFIC stock are generally required to make annual return filings reporting their PFIC ownership and certain other information that the IRS may require.  U.S. holders are urged to consult with their own tax advisors concerning such reporting requirements.

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

Item 10.I                     Subsidiary Information

The following is a list of the Company’s subsidiaries as of the date of this Annual Report:

Name of subsidiary	Place of incorporation	Interest held
GeneType AG	Zug, Switzerland	100%
GeneType Corporation	California, U.S.A.	100%
GeneType Pty. Ltd.	Victoria, Australia	100%
Genetic Technologies Corporation Pty. Ltd.	New South Wales, Australia	100%
RareCellect Pty. Ltd.	New South Wales, Australia	100%
Genetic Technologies (Beijing) Limited	Beijing Municipality, China	100%
Phenogen Sciences Inc.	Delaware, U.S.A.	100%
Gtech International Resources Limited	Yukon Territory, Canada	75.8%

On April 12, 2012, the Company’s equity interest in former subsidiary ImmunAid Pty. Ltd. fell below 50 percent.  Due to the resulting loss of control, ImmunAid Pty. Ltd. was deconsolidated and left the Group on that date (refer Notes 33 and 35 of the attached financial statements for details).  On June 20, 2012, another former subsidiary, AgGenomics Pty. Ltd., was deregistered.

Item 11.                          Quantitative And Qualitative Disclosures About Market Risk

Genetic Technologies Limited has exposure to changes in foreign currency exchange rates and interest rates.  Refer Note 37 of the attached financial statements for further analysis surrounding market risk.

We invest excess cash in interest-bearing, investment-grade securities and time deposits in high-quality institutions.  We do not utilize derivative financial instruments, derivative commodity instruments, positions or transactions in any material matter.  Accordingly, we believe that, while the investment-grade securities and time-deposits we hold are subject to changes in financial standing of the issuer of such securities, the principal is not subject to any material risks arising from changes in interest rates, foreign currency exchange rates, commodity prices, equity prices or other market changes that affect market risk sensitive instruments.  Since we hold cash and cash equivalents in Banks which are located outside Australia, we are subject to certain cross-border risks, though due to the size of the holdings these risks are not generally significant.

We operate in Australia, and we will be subject to certain foreign currency exposure.  Historically, currency translation gains and losses have been reflected as adjustments to stockholders’ equity, while transaction gains and losses have been reflected as components of income and loss.  Transaction gains and losses could be material depending upon changes in the exchange rates between the Australian dollar and the U.S. dollar.  A significant amount of our license revenue has historically been denominated in U.S. dollars which provides us with a significant natural hedge against exchange rate movements.

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

At June 30, 2012, two customers accounted for 22% ($111,400) and 18% ($89,456), respectively, of trade accounts receivable.  At June 30, 2011, three customers accounted for 18% ($122,216), 17% ($114,189) and 15% ($98,060), respectively, of trade accounts receivable.

At June 30, 2012, one supplier accounted for 15% ($49,837) of trade accounts payable.  At June 30, 2011, one supplier accounted for 12% ($76,884) of trade accounts payable.

In 2012, there was one customer from whom the Group generated revenues representing 17% ($635,579) of the total consolidated revenue from continuing operations (excluding licensing).  In 2011, there were two customers from whom the Group generated revenues representing 18% ($823,528) and 12% ($531,129) of the total consolidated revenue from continuing operations (excluding licensing).

Export and other sales, mainly to the U.S.A., which included licensing revenue, were $3,229,394, $14,308,304 and $4,608,735 in 2012, 2011 and 2010, respectively.

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

Item 15.                              Controls and Procedures

Item 15.A                     Disclosure controls and procedures

We maintain disclosure controls and procedures as such term is defined in Rules 13(a) - 15(e) and 15(d) - 15(e) under the Securities Exchange Act of 1934 (the “Exchange Act”), as amended, that are designed to ensure that information required to be disclosed in the reports that we file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission.  Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in our reports filed or submitted under the Securities Exchange Act of 1934 is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.  Disclosure controls and procedures, no matter how well designed and operated, can only provide reasonable assurance of achieving the desired control objectives.

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

Refer to Item 15.D below for information relating to changes that were made during the year ended June 30, 2012 to the Company’s internal controls to remedy this deficiency.

Item 15.B                     Management’s annual report on internal control over financial reporting

Our Management is responsible for establishing and maintaining adequate internal control over financial reporting.  The Securities Exchange Act of 1934 defines internal control over financial reporting in Rules 13(a) -15(f) and Rules 15(d) - 15(f) as a process designed by, or under the supervision of, the Company’s principal executive and principal financial officers and effected by the Company’s Board of Directors, Management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

•                       Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;

•                       Provide reasonable assurance that transactions are recorded as necessary to permit the preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of Management and directors of the Company; and

•                       Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the consolidated financial statements.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the annual financial statements will not be prevented or detected on a timely basis.

Our Management, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, have assessed the effectiveness of the Company’s internal control over financial reporting as of June 30, 2012.  In making this assessment, Management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO, in Internal Control-Integrated Framework.  As a result of that assessment, Management identified no control deficiencies as of June 30, 2012 that constituted a material weakness.

Based upon its assessment, our Management has concluded that, as of June 30, 2012, our internal control over financial reporting is effective based upon the abovementioned criteria.

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

Item 15.D                     Changes in internal control over financial reporting

During the 2012 financial year, the Company implemented a series of IT controls to specifically address the sole material weakness that had been identified as of June 30, 2011, being that the Company did not maintain an adequate segregation of duties with respect to internal control over financial reporting.  These new controls, which were in existence and effective for a sufficient period of time during the 2012 financial year, satisfactorily addressed weaknesses surrounding duties and responsibilities related to the authorization, custody, recordkeeping and reconciliation of transactions related to payables and cash which were previously performed by individuals who had incompatible roles and responsibilities or were otherwise not monitored by those in charge of governance.  We believe the measures described above have been successful in correcting and remediating the material weaknesses previously identified and have further strengthened and enhanced our internal control over financial reporting.

Item 16.A                     Audit Committee Financial Expert

The current Chairman of the Company’s Audit Committee is Dr. Melvyn Bridges.  Over a period of more than 30 years, Dr. Bridges has served as a Director of numerous publicly-listed companies and has served as a member of many Audit Committees and, in a number of cases, as their Chairman.  Further, Dr. Bridges has extensive U.S.-related experience having held both Executive and Non-Executive positions with a number of companies which operate in the United States and which meet all relevant U.S. reporting requirements, including those under the Sarbanes-Oxley Act.  As such, we believe Dr. Bridges qualifies as a financial expert within the meaning of the Sarbanes-Oxley Act and related regulations.

Item 16.B                 Code Of Ethics

We have adopted a Code of Ethics (styled “Code of Conduct”) that applies to all of our Directors and employees, including our principal executive officer, principal financial officer and principal accounting officer or controller.  The Code can be downloaded at our website (www.gtglabs.com).  Additionally, any person, upon request, can ask for a hard copy or electronic file of the Code.  If we make any substantive amendment to the Code or grant any waivers, including any implicit waiver, from a provision of the Code, we will disclose the nature of such amendment or waiver on our website.  During the year ended June 30, 2012, no such amendment was made or waiver granted.

Our Board of Directors is responsible for the corporate governance of the consolidated entity and guides and monitors the business and affairs of Genetic Technologies on behalf of the shareholders by whom they are elected and to whom they are accountable.  We are required to publish a Corporate Governance Statement annually that accords with the Australian Securities Exchange Corporate Governance Council’s (the “Council’s”) “Principles of Good Corporate Governance and Best Practice Recommendations”.  This Statement appears in the Company’s Financial Report for the year ended June 30, 2012 that was filed with the U.S. Securities and Exchange Commission on August 29, 2012.

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

As at the date of this Annual Report, the following twelve Corporate Governance documents had been adopted by the Board, in addition to the Company’s Constitution which was completely revised and subsequently approved by the Company’s shareholders in November 2005.  All significant policies are published on the Company’s website (www.gtglabs.com).

•                       Board Charter, which defines the role of the Board and that of Management;

•                       Audit Committee Charter;

•                       Corporate Governance Committee Charter;

•                       Board Protocol, which clarifies the responsibilities of Directors and the Company’s expectations of them;

•                       Code of Conduct, including a Document Retention Policy;

•                       Board Performance Evaluation Policy;

•                       Risk and Compliance Policy;

•                       Continuous Disclosure Policy;

•                       Securities Trading Policy;

•                       Diversity Policy;

•                       Shareholder Communications Policy; and

•                       Whistleblower Policy.

Item 16.C                   Principal Accountant Fees and Services

The following table sets forth the fees billed to us by our Independent Registered Public Accounting Firm, PricewaterhouseCoopers, during the financial years ended June 30, 2012and 2011, respectively:

	Consolidated
	2012	2011
	$	$
Audit services
PricewaterhouseCoopers in respect of:
Audit of the Company’s Financial Report under the Corporations Act 2001	267,880	250,812
Other audit firms in respect of:
Audit of the Financial Reports of subsidiaries	16,360	15,403
Total remuneration in respect of audit services	284,240	266,215

Non-audit services
Other audit firms in respect of:
Tax advice and compliance, accounting and other services	18,390	14,388
Total remuneration in respect of non-audit services	18,390	14,388
Total auditors’ remuneration	302,630	280,603

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

Item 16.H                   Mine Safety Disclosure

Not applicable.

PART III

Item 17.                            Financial Statements

The Company has responded to Item 18 in lieu of responding to this Item.

Item 18.                            Financial Statements

GENETIC TECHNOLOGIES LIMITED

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page

Genetic Technologies Limited - Report of Independent Registered Public Accounting Firm.	F1

Genetic Technologies Limited - Consolidated Statements of Comprehensive Income for the years ended June 30, 2012, 2011 and 2010.	F2

Genetic Technologies Limited - Consolidated Balance Sheets as of June 30, 2012 and 2011.	F3

Genetic Technologies Limited - Consolidated Statements of Changes in Equity for the years ended June 30, 2012, 2011 and 2010.	F4

Genetic Technologies Limited - Consolidated Statements of Cash Flows for the years ended June 30, 2012, 2011 and 2010.	F5

Genetic Technologies Limited - Notes to Consolidated Financial Statements.	F6

Item 19.                            Exhibits

The following documents are filed as exhibits to this Annual Report on Form 20-F:

1.1                                 Constitution of the Registrant.++

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

4(A).1               Staff Share Plan 2001 dated November 30, 2001. +

4(A).2               Employment contract with Mark Ostrowski dated August 6, 2012.

4(B).1                 Lease over premises in Fitzroy, Victoria, Australia with an effective date of August 31, 2012.

4(B).2                 Amendment to lease over premises in Charlotte, North Carolina, USA with an effective date of August 17, 2012.

12.01                     Section 302 Certification

12.02                     Section 302 Certification

13.01                     Section 1350 Certification

13.02                     Section 1350 Certification

+  Previously filed with the Company’s Registration Statement on Form 20-F (File No. 0-51504), filed with the Commission on August 19, 2005 and incorporated herein by reference.

++  Previously filed with the Company’s Registration Statement on Form 20-F (File No. 0-51504) filed with the Commission on December 21, 2010 and incorporated herein by reference.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

GENETIC TECHNOLOGIES LIMITED

Dated: October 24, 2012	By:	/s/ Dr. Paul D.R. MacLeman
		Name:	Dr. Paul D.R. MacLeman
		Title:	Chief Executive Officer

Report of Independent Registered Public Accounting Firm

To The Board of Directors and Shareholders of Genetic Technologies Limited

In our opinion, the accompanying consolidated balance sheet and the related consolidated statement of comprehensive income, consolidated statement of changes in equity, and consolidated statement of cash flow present fairly, in all material respects, the financial position of Genetic Technologies Limited and its subsidiaries at June 30, 2012 and June 30, 2011, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2012 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

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

/s/ PricewaterhouseCoopers

Melbourne, Victoria, Australia

October 24, 2012

F1

GENETIC TECHNOLOGIES LIMITED

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

		Consolidated
For the year ended June 30	Notes	2012	2011	2010
		$	$	$

Revenue from continuing operations — genetic testing services		3,691,215	4,594,960	4,915,528
Less: cost of sales	4	(1,948,625)	(2,034,916)	(2,722,975)
Gross profit from continuing operations — genetic testing services		1,742,590	2,560,044	2,192,553
Other revenue	5	2,526,599	13,680,741	3,739,747
Gain on deconsolidation of subsidiary	6	5,113,175	—	—
Selling and marketing expenses	7	(4,384,184)	(3,018,947)	(2,679,979)
General and administrative expenses	7	(5,608,038)	(3,696,165)	(3,196,488)
Licensing, patent and legal costs		(1,267,838)	(4,097,323)	(3,923,102)
Laboratory and research and development costs	7	(4,029,369)	(4,380,866)	(6,258,871)
Finance costs		(45,217)	(81,934)	(100,422)
Share of net loss of associate accounted for using the equity method	35	(132,037)	—	—
Other income and expenses	8	787,491	(85,771)	425,239
Profit / (loss) from continuing operations before income tax expense		(5,296,828)	879,779	(9,801,323)
Net profit from discontinued operation	9	—	21,562	446,114
Profit / (loss) before income tax expense		(5,296,828)	901,341	(9,355,209)
Income tax expense	11	—	—	—
Profit / (loss) for the year		(5,296,828)	901,341	(9,355,209)
Other comprehensive loss
Exchange losses on translation of controlled foreign operations	24	(6,818)	(85,079)	(8,623)
Exchange losses on translation of non-controlled foreign operations	26	(296)	(11,585)	3,404
Realized gain on sale of available-for-sale investments transferred from reserve		—	—	(170,000)
Other comprehensive loss for the year, net of tax		(7,114)	(96,664)	(175,219)
Total comprehensive profit / (loss) for the year		(5,303,942)	804,677	(9,530,428)

Profit / (loss) for the year is attributable to:
Owners of Genetic Technologies Limited		(5,287,523)	910,002	(9,343,766)
Non-controlling interests	26	(9,305)	(8,661)	(11,443)
Total profit / (loss) for the year		(5,296,828)	901,341	(9,355,209)

Total comprehensive profit / (loss) for the year is attributable to:
Owners of Genetic Technologies Limited		(5,294,341)	824,923	(9,522,389)
Non-controlling interests	26	(9,601)	(20,246)	(8,039)
Total comprehensive profit / (loss) for the year		(5,303,942)	804,677	(9,530,428)

Earnings / (loss) per share attributable to owners of the Company and from continuing operations:
Basic earnings / (loss) per share (cents per share)	10	(1.15)	0.22	(2.46)
Diluted earnings / (loss) per share (cents per share)	10	(1.15)	0.22	(2.46)

The above consolidated statement of comprehensive income should be read in conjunction with the accompanying notes.

F2

GENETIC TECHNOLOGIES LIMITED

CONSOLIDATED BALANCE SHEET

		Consolidated
As at June 30	Notes	2012	2011
		$	$

ASSETS
Current assets
Cash and cash equivalents	12	8,900,235	5,104,667
Trade and other receivables	13	495,975	674,369
Prepayments and other assets	14	536,125	473,659
Performance bond and deposits	15	17,460	2,649
Total current assets		9,949,795	6,255,344

Non-current assets
Investments accounted for using the equity method	16	4,414,914	—
Property, plant and equipment	17	642,918	947,500
Intangible assets and goodwill	18	1,434,124	1,719,510
Total non-current assets		6,491,956	2,667,010
Total assets		16,441,751	8,922,354

LIABILITIES
Current liabilities
Trade and other payables	19	905,772	1,115,028
Interest-bearing liabilities	20	17,748	67,878
Deferred revenue	21	266,646	163,546
Provisions	22	740,402	679,177
Total current liabilities		1,930,568	2,025,629

Non-current liabilities
Provisions	22	108,541	82,730
Total non-current liabilities		108,541	82,730
Total liabilities		2,039,109	2,108,359
Net assets		14,402,642	6,813,995

EQUITY
Contributed equity	23	83,280,142	72,378,105
Reserves	24	3,719,419	1,697,914
Accumulated losses	25	(72,751,549)	(67,464,026)
Parent entity interest		14,248,012	6,611,993
Non-controlling interests	26	154,630	202,002
Total equity		14,402,642	6,813,995

The above consolidated balance sheet should be read in conjunction with the accompanying notes.

F3

GENETIC TECHNOLOGIES LIMITED

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Attributable to Members of Genetic Technologies Limited				Non-
Consolidated	Contributed equity	Reserves	Accumulated losses	Parent interests	controlling interests	Total equity
	$	$	$	$	$	$

Balance at June 30, 2010	72,378,105	1,529,142	(68,374,028)	5,533,219	184,477	5,717,696
Profit for the year	—	—	910,002	910,002	(20,246)	889,756
Other comprehensive loss	—	(85,079)	—	(85,079)	—	(85,079)
Total comprehensive income / (loss)	—	(85,079)	910,002	824,923	(20,246)	804,677
Transactions with owners in their capacity as owners
Share-based payments	—	253,851	—	253,851	—	253,851
Share of issued capital	—	—	—	—	37,771	37,771
	—	253,851	—	253,851	37,771	291,622
Balance at June 30, 2011	72,378,105	1,697,914	(67,464,026)	6,611,993	202,002	6,813,995
Loss for the year	—	—	(5,287,523)	(5,287,523)	(9,601)	(5,297,124)
Other comprehensive loss	—	(6,818)	—	(6,818)	—	(6,818)
Total comprehensive loss	—	(6,818)	(5,287,523)	(5,294,341)	(9,601)	(5,303,942)
Transactions with owners in their capacity as owners
Contributions of equity	10,902,037	—	—	10,902,037	—	10,902,037
Share-based payments	—	2,028,323	—	2,028,323	—	2,028,323
Reversal of share of issued capital	—	—	—	—	(37,771)	(37,771)
	10,902,037	2,028,323	—	12,930,360	(37,771)	12,892,589
Balance at June 30, 2012	83,280,142	3,719,419	(72,751,549)	14,248,012	154,630	14,402,642

The above consolidated statement of changes in equity should be read in conjunction with the accompanying notes.

F4

GENETIC TECHNOLOGIES LIMITED

CONSOLIDATED STATEMENT OF CASH FLOWS

		Consolidated
For the year ended June 30	Notes	2012	2011	2010
		$	$	$

Cash flows from / (used in) operating activities
Receipts from customers		6,300,410	18,009,739	9,265,671
Payments to suppliers and employees		(14,481,226)	(15,910,103)	(14,150,281)
Interest received		551,859	200,023	216,549
Interest and finance charges paid		(45,217)	(81,934)	(42,128)
Net cash flows from / (used in) operating activities in continuing operations		(7,674,174)	2,217,725	(4,710,189)
Net cash flows from / (used in) operating activities in discontinued operations		—	15,554	407,309
Net cash flows from / (used in) operating activities	12	(7,674,174)	2,233,279	(4,302,880)

Cash flows from / (used in) investing activities
Proceeds from the sale of plant and equipment		31,455	144,708	4,977
Purchases of plant and equipment		(76,314)	(139,678)	(144,796)
Proceeds from the sale of shares in associate		20	—	—
Purchase of shares in subsidiary		(10)	—	—
Loans repaid by associate		537,026	—	—
Proceeds from sale of available-for-sale investments		—	—	295,195
Purchase of assets associated with BREVAGenTM breast cancer risk test		—	—	(952,480)
Purchase of non-coding patents		—	—	(242,379)
Net cash flows from / (used in) investing activities		492,177	5,030	(1,039,483)

Cash flows from / (used in) financing activities
Net proceeds from the issue of shares		10,902,037	—	1,011,650
Proceeds from borrowings		1,000,000	—	—
Repayment of borrowings		(1,000,837)	—	—
Repayment of hire purchase principal		(50,130)	(314,762)	(225,407)
Net cash flows from / (used in) financing activities		10,851,070	(314,762)	786,243
Net increase in cash and cash equivalents		3,669,073	1,923,547	(4,556,120)
Cash and cash equivalents at beginning of year		5,104,667	3,306,311	7,826,902
Net foreign exchange difference		126,495	(125,191)	35,529
Cash and cash equivalents at end of year	12	8,900,235	5,104,667	3,306,311

The above consolidated statement of cash flows should be read in conjunction with the accompanying notes.

F5

GENETIC TECHNOLOGIES LIMITED

NOTES TO THE FINANCIAL STATEMENTS

For the year ended June 30, 2012

1.                  CORPORATE INFORMATION

Genetic Technologies Limited and its controlled entities (the “Company”) is incorporated in Australia and is a company limited by shares.  The Company’s ordinary shares are publicly traded on the Australian Securities Exchange under the symbol GTG and, via Level II American Depositary Receipts, on the NASDAQ Capital Market under the ticker GENE.  The nature of the Group’s activities and operations during the year ended June 30, 2012 are disclosed in the Item 4.  The Financial Report of Genetic Technologies Limited for the year ended June 30, 2012 was authorized for issuance in accordance with a resolution dated October 24, 2012.

2.                  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)             Basis of preparation

Compliance with IFRS

The Financial Report complies with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

Historical cost convention

These financial statements have been prepared under the historical cost convention.

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

Revenue from the sale of the BREVAGen™ test

During the financial year, the Company generated the first sales of its BREVAGen™ test.  Whilst not material to the overall result, in accordance with revenue recognition principles, due to the relatively limited numbers of tests sold in the first year of launch, the income generated from these sales has been, and will continue to be, recorded on a cash basis until such time as sufficient numbers of tests have been sold for the Company to transition to full accruals based accounting.  This is due to the BREVAGen™ sales not meeting the conditions necessary for a reliable estimate to be made in accordance with IAS 18 Revenue.  Notwithstanding this, the cost of sales associated with these tests is, and will continue to be, accounted for on an accruals basis.

Going concern

The Directors have undertaken an assessment of the Company’s ability to pay its debts as and when they fall due.  As part of this assessment, the Directors have had regard to the Company’s cash flow forecasts for the twelve month period from the date of this Financial Report and the cash balance on hand as at that date.

The Directors recognize that there is uncertainty in the consolidated entity’s cash flow forecasts as they relate to the timing and quantum of licensing income received.  However, the Directors believe that the consolidated entity will be able to maintain sufficient cash reserves beyond the twelve month period from the date of this Financial Report through a range of available options, which include:

•             Generation of additional funds from the granting of further “non-coding” licenses as part of the Company’s out-licensing and assertion programs;

•             The sale of new genetic tests, including the BREVAGenTM test in the USA and Europe;

•             Cost containment strategies which are currently in progress;

•             The possible raising of debt funds to be repaid from the Company’s existing future royalty and annuity streams; and

•             If necessary, fundraising from the issue of new shares in the Company and/or the sale of non-core or surplus assets.

(b)             New accounting standards and interpretations

In respect of the year ended June 30, 2012, the Group has assessed all new accounting standards mandatory for adoption during the current year, noting no new standards which would have a material affect on the disclosure in these financial statements.  There has been no affect on the profit and loss or the financial position of the Group.  Certain new accounting standards and interpretations have been published that are not mandatory for June 30, 2012 reporting periods.

F6

2.                  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(b)             New accounting standards and interpretations (cont.)

The Group’s and the parent entity’s assessment of the impact of these new standards and interpretations is set out below.

•             IFRS 9 Financial Instruments (effective from January 1, 2015)

IFRS 9 Financial Instruments addresses the classification, measurement and derecognition of financial assets and financial liabilities.  The standard is not applicable until January 1, 2015 but is available for early adoption.  When adopted, the standard will affect the Group’s accounting for its available-for-sale financial assets, since IFRS 9 only permits the recognition of fair value gains and losses in other comprehensive income if they relate to equity investments that are not held for trading.  Fair value gains and losses on available-for-sale debt investments will therefore have to be recognized directly in profit or loss.  There will be no impact on the Group’s accounting for financial liabilities, as the new requirements only affect the accounting for financial liabilities that are designated at fair value through profit or loss and the group does not have any such liabilities.  The derecognition rules have been transferred from IAS 139 Financial Instruments: Recognition and Measurement and have not been changed.  The Group has not yet decided when to adopt IFRS 9.

•             IFRS 10 Consolidated Financial Statements, IFRS 12 Disclosure of Interests in Other Entities and IAS 28 Investments in Associates and Joint Ventures (effective January 1, 2013)

IFRS 10 replaces all of the guidance on control and consolidation in IAS 27 Consolidated and Separate Financial Statements, and Interpretation 12 Consolidation — Special Purpose Entities.  The core principle that a consolidated entity presents a parent and its subsidiaries as if they are a single economic entity remains unchanged, as do the mechanics of consolidation.  However, the standard introduces a single definition of control that applies to all entities.  It focuses on the need to have both power and rights or exposure to variable returns before control is present.  Power is the current ability to direct the activities that significantly influence returns.  Returns must vary and can be positive, negative or both.  There is also new guidance on participating and protective rights and on agent/principal relationships.  While the Group does not expect the new standard to have a significant impact on its composition, it has yet to perform a detailed analysis of the new guidance in the context of its various investees that may or may not be controlled under the new rules.

IFRS 12 sets out the required disclosures for entities reporting under the two new standards, IFRS 10 and IFRS 11, and replaces the disclosure requirements currently found in IAS 28.  Application of this standard by the Group will not affect any of the amounts recognized in the financial statements, but may impact the type of information disclosed in relation to the Group’s investments.

The Group does not expect to adopt the new standards before their operative date.  They would therefore be first applied in the financial statements for the annual reporting period ending June 30, 2014.

•             IFRS 13 Fair Value Measurement (effective January 1, 2013)

IFRS 13 was released in May 2011.  It explains how to measure fair value and aims to enhance fair value disclosures.  The Group does not use fair value measurements extensively.  It is therefore unlikely that the new rules will have a significant impact on any of the amounts recognized in the financial statements.  However, application of the new standard will impact the type of information disclosed in the notes to the financial statements.  The Group does not intend to adopt the new standard before its operative date, which means that it would be first applied in the annual reporting period ending June 30, 2014.

•             Offsetting Financial Assets and Financial Liabilities (Amendments to IAS 32) and Disclosures-Offsetting Financial Assets and Financial Liabilities (Amendments to IFRS 7) (effective January 1, 2014 and January 1, 2013, respectively)

In December 2011, the IASB made amendments to the application guidance in IAS 32 Financial Instruments: Presentation, to clarify some of the requirements for offsetting financial assets and financial liabilities in the balance sheet.  These amendments are effective from January 1, 2014.  They are unlikely to affect the accounting for any of the entity’s current offsetting arrangements.  However, the IASB has also introduced more extensive disclosure requirements into IFRS 7 which will apply from January 1, 2013.  The Group will have to provide a number of additional disclosures in relation to its offsetting arrangements and intends to apply the new rules for the first time in the financial year commencing July 1, 2013.

F7

2.                  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(c)              Principles of consolidation

Subsidiaries

The consolidated financial statements incorporate the assets and liabilities of all subsidiaries of Genetic Technologies Limited (the “Company” or “Parent Entity”) as at June 30, 2012 and the results of all subsidiaries for the year then ended.  Genetic Technologies Limited and its subsidiaries together are referred to in this Financial Report as the “Group” or the “Consolidated Entity”.

Subsidiaries are all entities (including special purpose entities) over which the Group has the power to govern the financial and operating policies, generally accompanying a shareholding of more than one-half of the voting rights.  The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity.  Subsidiaries are fully consolidated from the date on which control is transferred to the Group.  They are de-consolidated from the date that control ceases.

Intercompany transactions, balances and unrealized gains / losses on transactions between Group companies are eliminated.  Unrealized losses are also eliminated unless the transaction provides evidence of the impairment of the asset transferred.  Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the Group’s policies.  Non-controlling interests in the results and equity of subsidiaries are shown separately in the consolidated statement of comprehensive income, consolidated balance sheet and consolidated statement of changes in equity, respectively.

Associates

Associates are all entities over which the Group has significant influence but not control or joint control, generally accompanying a shareholding of between 20% and 50% of the voting rights.  Investments in associates are accounted for using the equity method of accounting, after initially being recognized at fair market value.  The Group’s investment in associates is detailed in Note 35.

The Group’s share of its associate’s post-acquisition profits or losses is recognized in profit or loss and its share of post-acquisition other comprehensive income is recognized in other comprehensive income.  The cumulative post-acquisition movements are adjusted against the carrying amount of the investment.  Dividends receivable from associates are recognized as reduction in the carrying amount of the investment.

When the Group’s share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured long-term receivables, the Group does not recognize further losses, unless it has incurred obligations or made payments on behalf of the associate.

Unrealized gains on transactions between the Group and its associates are eliminated to the extent of the Group’s interest in the associates.  Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred.  Accounting policies of associates have been changed where necessary to ensure consistency with the policies adopted by the Group.

Changes in ownership interests

The Group treats transactions with non-controlling interests that do not result in a loss of control as transactions with equity owners of the Group.  A change in ownership interest results in an adjustment between the carrying amounts of the controlling and non-controlling interests to reflect their relative interests in the subsidiary.  Any difference between the amount of the adjustment to non-controlling interests and any consideration paid or received is recognized in a separate reserve within equity attributable to owners of Genetic Technologies Limited.

When the Group ceases to have control, joint control or significant influence, any retained interest in the entity is remeasured to its fair value with the change in carrying amount recognized in profit or loss.  The fair value is the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, jointly controlled entity or financial asset.  In addition, any amounts previously recognized in other comprehensive income in respect of that entity are accounted for as if the Group had directly disposed of the related assets or liabilities.  This may mean that amounts previously recognized in other comprehensive income are reclassified to profit or loss.

If the ownership interest in a jointly-controlled entity or an associate is reduced but joint control or significant influence is retained, only a proportionate share of the amounts previously recognized in other comprehensive income are reclassified to profit or loss where appropriate.

F8

2.                  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(d)             Foreign currency translation

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

Genetic Technologies (Beijing) Limited — Chinese yuan (CNY)

GeneType AG — Swiss francs (CHF)

GeneType Corporation — United States dollars (USD)

Phenogen Sciences Inc. — United States dollars (USD)

As at the reporting date, the assets and liabilities of these subsidiaries are translated into the presentation currency of Genetic Technologies Limited at the rate of exchange ruling at the balance sheet date and the statement of comprehensive income is translated at the weighted average exchange rates for the period.  The exchange differences arising on the retranslation are taken directly to a separate component of equity.  On disposal of a foreign entity, the deferred cumulative amount recognized in equity relating to that particular foreign operation is recognized in the statement of comprehensive income.

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

(g)             Earnings per share (“EPS”)

Basic EPS is calculated by dividing the profit attributable to owners of the Company, excluding any costs of servicing equity other than ordinary shares, by the weighted average number of ordinary shares outstanding during the financial year.  Diluted EPS adjusts the figures used in the determination of basic EPS to take into account the after income tax effect of interest and other financing costs associated with dilutive potential ordinary shares and the weighted average number of ordinary shares that would have been outstanding assuming the conversion of all dilutive potential ordinary shares.

(h)             Parent entity financial information

The financial information for the parent entity, Genetic Technologies Limited, as disclosed in Note 36, has been prepared on the same basis as the consolidated financial statements, except that investments in subsidiaries are accounted for at cost in the financial statements of Genetic Technologies Limited.  Loans to subsidiaries are written down to their recoverable value as at balance date.

(i)                Finance costs

Finance costs are recognized as an expense when incurred.

F9

2.                  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(j)                Revenue recognition

Revenues are recognized to the extent that it is probable that the economic benefits will flow to the entity and the revenues can be reliably measured.  Revenues are recognized at the fair value of the consideration received or receivable net of the amounts of Goods and Services Tax.  The following recognition criteria must also be met before revenue is recognized:

Revenue from the sale of the BREVAGen™ test

Refer Note 2(a) for details of the policy being adopted by the Group in relation to the recognition of revenue from the sale of the Company’s BREVAGen™ test.

Rendering of services

Revenues from the rendering of services are recognized when the services are provided and the fee for the services provided is recoverable.  Service arrangements are of short duration (in most cases less than three months).

License fees received

The Company licenses the use of its patented genetic technologies.  License fee income is recorded on the execution of a binding agreement where the Group has no future obligations, it is probable that the economic benefits will flow to the entity and the revenue can be reliably measured.  The Group does not grant refunds to its customers.  Refer also to Note 2(z).

Royalties and annuities received

Royalties and annuities arising from the above licenses are recognized when earned in accordance with the substance of the agreement, in cases where no future performance is required by the Company and collection is reasonably assured.

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

The fair value of options granted is determined by Cape Leveque Securities Pty. Ltd., an independent valuer, using a Black-Scholes option pricing model.  Cape Leveque Securities Pty. Ltd. has consented to having its name included in this Report.  In valuing equity-settled transactions, no account is taken of any non-market performance conditions.  The cost of equity-settled transactions is recognized, together with a corresponding increase in equity, over the period in which the relevant vesting conditions are fulfilled, ending on the date the relevant employees become entitled to the award (“vesting date”).  The cumulative expense recognized for equity-settled transactions at each reporting date until vesting date reflects (i) the extent to which the vesting period has expired; and (ii) the number of awards that, in the opinion of the Directors of the Group, will ultimately vest.  This opinion is formed based on the best information available at balance date.

The Group uses non-market vesting conditions for its share-based payment transactions and no expense is recognized for any awards that do not ultimately vest.  Where the terms of an equity-settled award are modified, as a minimum an expense is recognized as if the terms had not been modified.  In addition, an expense is recognized for any increase in the value of the transaction as a result of the modification, as at the date of modification.  Where appropriate, the dilutive effect of outstanding options is reflected as additional share dilution in the computation of diluted earnings per share.  The Company’s policy is to treat the options of terminated employees as forfeitures.

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

Tax consolidation legislation

Genetic Technologies Limited (“GTG”) and its wholly-owned Australian-resident subsidiaries have implemented the tax consolidation legislation.  The head entity, GTG, and the subsidiaries in the tax consolidated group account for their own current and deferred tax amounts.  These tax amounts are measured as if each entity in the tax consolidated group continues to be a stand alone taxpayer in its own right.

In addition to its own current and deferred tax amounts, GTG also recognizes the current tax assets / liabilities and the deferred tax assets arising from unused tax losses and tax credits assumed from subsidiaries in the tax consolidated group.  Assets or liabilities arising under tax funding agreements with the tax consolidated entities are recognized as amounts receivable from or payable to other entities in the Group.  Details about the tax funding agreement are disclosed in Note 11.  Any difference between the amounts assumed and amounts receivable or payable under the tax funding agreements are recognized as a contribution to (or distribution from) wholly-owned tax subsidiaries.

(m)         Withholding tax

The Group generates revenues from the granting of licenses to parties resident in overseas countries.  Such revenues may, in certain circumstances, be subject to the deduction of local withholding tax.

(n)            Other taxes

Revenues, expenses and assets are recognized net of the amount of Goods and Services Tax (GST) except where the GST incurred on a purchase of goods and services is not recoverable from the taxation authority, in which case the GST is recognized as part of the cost of acquisition of the asset or as part of the expense item as applicable; and receivables and payables are stated with the amount of GST included.  The net amount of GST recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the balance sheet.  Cash flows are included in the cash flow statement on a gross basis and the GST component arising from investing and financing activities, which is recoverable from / payable to the taxation authority, are classified as operating cash flows.

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

F11

2.                  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

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

(q)             Inventories

Inventories principally comprise laboratory and other supplies and are valued at the lower of cost and net realizable value.  Inventory costs are recognized as the purchase price of items from suppliers plus freight inwards and any applicable landing charges.  Costs are assigned on the basis of weighted average cost.

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

Laboratory equipment — 3 to 5 years

Computer equipment — 2 to 5 years

Office equipment — 2 to 5 years

Equipment under hire purchase — 3 years

Leasehold improvements — lease term, being between 4 and 10 years

Costs relating to day-to-day servicing of any item of property, plant and equipment are recognized in profit or loss as incurred.  The cost of replacing larger parts of some items of property, plant and equipment are capitalized when incurred and depreciated over the period until their next scheduled replacement.

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

F12

2.                  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

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

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.  Impairment losses relating to operations are recognized in those expense categories consistent with the function of the impaired asset unless the asset is carried at its revalued amount, in which case the impairment loss is treated as a revaluation decrease.

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

(x)             Trade and other payables

Trade payables and other payables are carried at amortized cost and represent liabilities for goods and services provided to the Group prior to the end of the financial year that are unpaid and arise when the Group becomes obliged to make future payments in respect of the purchase of these goods and services.  Trade payables and other payables generally have terms of between 30 and 60 days.

F13

2.                  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

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

Genetic testing revenues

The Company operates facilities which provide genetic testing services.  The Company recognizes revenue from the provision of these services when the services have been completed.  Fees received in advance of the testing process are deferred until such time as the Company completes its performance obligations.

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

If the effect of the time value of money is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects market assessments of the time value of money and, where appropriate, the risks specific to the liability.  Where discounting is used, the increase in the provision due to the passage of time is recognized as a finance cost.

(ab)      Reclassifications

Certain reclassifications have been made in the financial statements to ensure that prior year comparatives conform to current year presentations.

F14

2.                  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

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

(ad)      Contributed equity

Issued and paid up capital is recognized at the fair value of the consideration received by the Company.  Any transaction costs arising on the issue of ordinary shares are recognized directly in equity as a deduction, net of tax, of the share proceeds received.

The Company has a share-based payment option plan under which options to subscribe for the Company’s shares have been granted to certain executives and other employees (refer Note 30).

(ae)       Business combinations

The acquisition method of accounting is used to account for all business combinations, including business combinations involving entities or businesses under common control, regardless of whether equity instruments or other assets are acquired.  The consideration transferred for the acquisition of a subsidiary comprises the fair values of the assets transferred, the liabilities incurred and the equity interests issued by the Group.  The consideration transferred also includes the fair value of any contingent consideration arrangement and the fair value of any pre-existing equity interest in the subsidiary.  All costs relating to acquisitions are expensed as incurred.

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

3.                  CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

Estimates and judgements are evaluated and based on historical experience and other factors, including expectations of future events that may have a financial impact on the Company and that are believed to be reasonable under the circumstances.

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

F15

3.                  CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS (cont.)

(a)             Critical accounting estimates and assumptions (cont.)

Fair value of investment in former subsidiary

During the year, the Group ceased to have control of a former subsidiary, ImmunAid Pty. Ltd. (refer Note 28), and the retained interest in the entity was remeasured to its fair value.  The shares of this equity security are not traded in an active market.  The Group determined the fair value based on the last price at which shares were issued to third parties.

Income and withholding taxes

The Group is subject to income and withholding taxes in both Australia and jurisdictions where it has foreign operations.  There are many transactions and calculations undertaken during the ordinary course of business for which the ultimate tax determination is uncertain.  Where the final outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current, deferred and withholding tax provisions in the period in which such determination is made (refer Notes 2(l), 2(m) and 2(n)).  In addition, the Group has considered the recognition of deferred tax assets relating to carried forward tax losses to the extent there are sufficient taxable temporary differences (deferred tax liabilities) relating to the same taxation authority and the same subsidiary against which the unused tax losses can be utilised.  However, utilisation of the tax losses also depends on the ability of the entity to satisfy certain tests at the time the losses are recouped (refer Note 11).

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

(b)             Critical judgements in applying the entity’s accounting policies

Research and development costs

An intangible asset arising from development expenditure on an internal project is recognized only when the Group can demonstrate the technical feasibility of completing the intangible asset so that it will be available for use or sale, its intention to complete and its ability to use or sell the asset, how the asset will generate future economic benefits, the availability of resources to complete the development and the ability to measure reliably the expenditure attributable to the intangible asset during its development.  To date, all development costs have been expensed as incurred as their recoverability cannot be regarded as assured.  In addition to the costs incurred by the Company’s research and development group, costs of clinical and other trials are also included.  The costs of research and development are expensed in full in the period in which they are incurred.  The Group will only capitalize its development expenses when specific milestones are met and when the Group is able to demonstrate that future economic benefits are probable.

4.                  COST OF SALES

	Consolidated
	2012	2011	2010
	$	$	$
Inventories used	859,206	860,078	982,481
Direct labour costs	864,286	782,875	1,054,569
Depreciation expense	230,349	252,090	450,234
Inventories written off / (back)	(5,216)	139,873	235,691

Total cost of sales	1,948,625	2,034,916	2,722,975

5.                  OTHER REVENUE

License fees received	752,058	12,315,060	2,058,303
Royalties and annuities received	1,774,541	1,365,681	1,681,444

Total other revenue	2,526,599	13,680,741	3,739,747

F16

6.                  GAIN ON DECONSOLIDATION OF SUBSIDIARY

	Consolidated
	2012	2011	2010
	$	$	$
Recognition of investment in associate (Note 35)	4,546,951	—	—
Removal of net assets of associate on loss of control of a subsidiary	528,433	—	—
Removal of non-controlling interests (Note 26)	37,771	—	—
Profit received from sale of shares in associate	20	—	—

Total gain on deconsolidation of subsidiary	5,113,175	—	—

Note:         During the year, the Group deconsolidated its former subsidiary, ImmunAid Pty. Ltd. (refer Note 28).  As a result, the net assets and non-controlling interest of the formerly-consolidated subsidiary were derecognized from the Group at the carrying amounts on the date that control was lost.  The retained equity interest has been recorded as an investment in associate in accordance with Note 2(c) at its fair value, as described in Note 3(a).

7.                  EXPENSES

Amortization of intangible assets	181,048	77,575	2,821,002
Depreciation of fixed assets	150,547	287,205	435,094
Employee benefits expenses	8,194,251	5,435,053	5,945,605
Research and development costs	892,274	1,041,461	1,576,503
Payments for operating leases	354,958	369,555	494,353
Net impairment of intangible assets	104,338	741	1,293,472
Net impairment of plant and equipment	—	268,264	493,061

8.                  OTHER INCOME AND EXPENSES

Interest received	609,807	200,023	211,431
Net foreign exchange gains / (losses)	141,364	(68,057)	10,517
Net profit / (loss) on disposal of plant and equipment	31,455	(217,737)	(6,904)
Management fees received	4,875	—	—
Loss on disposal of shares in subsidiary (Note 28)	(10)	—	—
Net profit on disposal of available-for-sale investments	—	—	210,195

Total other income and expenses	787,491	(85,771)	425,239

9.                  NET PROFIT FROM DISCONTINUED OPERATION

Revenue from reproductive services	—	66,054	890,030
Less: cost of sales	—	(44,492)	(443,916)
Total net profit from discontinued operation	—	21,562	446,114

Note:        During the 2010 financial year, the Company’s reproductive services business was terminated following a decision to realign the business and to focus on the provision of animal genetic tests, rather than the services that were acquired as part of the acquisition of the Frozen Puppies business in 2008.  As a result, Frozen Puppies Dot Com Pty. Ltd. was deregistered on June 1, 2011.

10.           PROFIT / (LOSS) PER SHARE

The following reflects the income and share data used in the calculations of basic and diluted profit / (loss) per share:

	2012	2011	2010
	$	$	$
Profit / (loss) for the year attributable to the owners of Genetic Technologies Limited	(5,287,523)	910,002	(9,343,766)
Weighted average number of ordinary shares used in calculating loss per share	460,402,869	404,605,152	380,965,204

Note:        None of the 20,125,000 (2011: 19,650,000; 2010: 3,300,000) options over the Company’s ordinary shares that were outstanding as at the reporting date are considered to be dilutive for the purposes of calculating diluted earnings per share.

F17

11.           INCOME TAX

	Consolidated
	2012	2011	2010
	$	$	$
Reconciliation of income tax expense to prima facie tax payable
Profit / (loss) before income tax expense	(5,296,828)	901,341	(9,355,209)

Tax at the Australian tax rate of 30% (2011: 30%)	(1,589,048)	270,402	(2,806,563)

Tax effect amounts which are not deductible / (taxable) in calculating taxable income

Net impairment losses and other write-downs	31,301	81,229	535,960
Share-based payments expense	608,497	76,155	1,760
Share of net loss of associate accounted for using the equity method	39,611	—	—
Capital raising expenses	(48,328)	—	—
Gain on deconsolidation of subsidiary	(1,533,953)	—	—
Research and development expenses	—	(312,438)	(445,951)
Withholding tax expense	19,753	18,000	19,165
Other non-deductible items	4,980	2,930	3,330
	(2,467,187)	136,278	(2,692,299)
Tax effect of adjustments relating to temporary differences

Amortization and depreciation expenses	25,557	185,061	1,111,899
Net movements in provisions	26,111	(8,164)	386,783
Settlement proceeds from Applera Corporation	(131,134)	(157,911)	(183,426)
Adjustment for amended tax returns of prior periods	1,264,668	—	—
Tax losses utilized	—	(155,264)	—
Tax losses not recognized	1,281,985	—	1,377,043

Income tax expense	—	—	—

Deferred tax assets
Deferred revenue	79,994	49,064	58,332
Applera settlement	484,759	560,290	739,421
Intangible assets	2,099,763	515,853	927,311
Doubtful debts	26,635	17,010	30,750
Provisions	254,683	228,572	236,737

Total deferred tax assets	2,945,834	1,370,789	1,992,551
Deferred tax assets on temporary differences not brought to account	(2,945,834)	(1,370,789)	(1,992,551)

Total net deferred tax assets	—	—	—

Tax losses
Unused tax losses for which no deferred tax asset has been recognized	35,964,273	31,690,991	32,206,778
Potential tax benefit @ 30%	10,789,282	9,507,297	9,662,033

Subject to the Group continuing to meet the relevant statutory tests, the tax losses are available for offset against future taxable income.

As at balance date, there are unrecognized tax losses with a benefit of approximately $10,789,282 (2011: $9,507,297; 2010: $9,662,033) that have not been recognized as a deferred tax asset to the Group.  These unrecognized deferred tax assets will only be obtained if:

(a)             The Group companies derive future assessable income of a nature and amount sufficient to enable the benefits to be realized;

(b)             The Group companies continue to comply with the conditions for deductibility imposed by the law; and

(c)              No changes in tax legislation adversely affect the Group companies from realising the benefit.

F18

11.           INCOME TAX (cont.)

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

As at June 30, 2012, there are no unrecognized temporary differences associated with the Group’s investments in subsidiaries, as the Group has no liability for additional taxation should unremitted earnings be remitted (2011: $nil; 2010: $nil).

12.           CASH AND CASH EQUIVALENTS

	Consolidated
	2012	2011	2010
	$	$	$
Reconciliation of cash and cash equivalents
Cash at bank and on hand	2,380,114	1,985,257	1,773,152
Short-term deposits	6,520,121	3,119,410	1,533,159

Total cash and cash equivalents	8,900,235	5,104,667	3,306,311

Reconciliation of profit / (loss) for the year
Reconciliation of profit / (loss) for the year after income tax to net cash flows from / (used in) operating activities is as follows:

Profit / (loss) for the year after income tax	(5,296,828)	901,341	(9,355,209)

Adjust for non-cash items
Amortization and depreciation expenses	561,944	616,870	3,706,330
Share-based payments expense	2,028,323	253,851	5,866
Net impairment losses and other write-downs	104,338	269,005	1,786,533
Share of loss of associate	132,037	—	—
Loss on disposal of shares in subsidiary	10	—	—
Fair value gain on deconsolidation of subsidiary	(5,113,175)	—	—
Net (profit) / loss on disposal of plant and equipment	(31,455)	217,737	6,904
Net profit on disposal of available-for-sale investments	—	—	(210,195)
Net foreign exchange (gains) / losses	(141,365)	68,057	(10,517)

Adjust for changes in assets and liabilities
(Increase) / decrease in trade and other receivables	178,394	80,288	1,074,582
(Increase) / decrease in prepayments and other assets	(62,466)	(104,124)	77,290
(Increase) / decrease in performance bonds and deposits	(14,811)	69,009	(71,458)

Increase / (decrease) in trade and other payables	(209,256)	(80,645)	(962,884)
Increase / (decrease) in deferred revenue	103,100	(30,895)	(34,567)
Increase / (decrease) in provisions	87,036	(27,215)	(315,555)

Net cash flows from / (used in) operating activities	(7,674,174)	2,233,279	(4,302,880)

Non-cash activities

There were no non-cash activities during the 2012 and 2011 financial years.  During the financial year ended June 30, 2010, the Group acquired plant and equipment with an aggregate fair value of $213,275 by means of hire purchase agreements.

F19

12.           CASH AND CASH EQUIVALENTS (cont.)

	Consolidated
	2012	2011	2010
	$	$	$
Financing facilities available
As at June 30, 2012, the following financing facilities had been negotiated and were available:

Total facilities
Hire purchase facility	2,500,000	2,500,000	2,500,000
Credit cards	199,208	145,000	147,000

Facilities used as at reporting date
Hire purchase facility	(17,748)	(67,878)	(382,640)
Credit cards	(15,861)	(18,786)	(29,123)

Facilities unused as at reporting date
Hire purchase facility	2,482,252	2,432,122	2,117,360
Credit cards	183,347	126,214	117,877

13.           TRADE AND OTHER RECEIVABLES (CURRENT)

	Consolidated
	2012	2011
	$	$
Trade receivables	474,843	718,070
Less: provision for doubtful debts	(88,783)	(56,700)

Net trade receivables	386,060	661,370
Accrued interest	57,948	—
Other receivables	51,967	12,999

Total current net trade and other receivables	495,975	674,369

Note:        Trade and other receivables for the Group include amounts due in US dollars of USD 61,336 (2011: USD 113,276) and European euros of EUR 90,000 (2011: EUR 90,105).

Refer Note 37 for details of aging, interest rate and credit risks applicable to trade and other receivables for which, due to their short-term nature, their carrying value approximates their fair value.

14.           PREPAYMENTS AND OTHER ASSETS (CURRENT)

Prepayments	219,409	191,047
Inventories at the lower of cost and net realizable value	316,716	282,612

Total current prepayments and other assets	536,125	473,659

15.           PERFORMANCE BONDS AND DEPOSITS (CURRENT)

Performance bonds	15,260	2,449
Deposits	2,200	200

Total current performance bonds and deposits	17,460	2,649

16.           INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD (NON-CURRENT)

Shares in associate (Note 35)	4,414,914	—

Total non-current investments accounted for using the equity method	4,414,914	—

F20

17.           PROPERTY, PLANT AND EQUIPMENT

	Consolidated
	2012	2011
	$	$
Laboratory equipment, at cost	3,953,756	4,301,671
Less: accumulated depreciation	(2,706,111)	(2,822,791)
Less: impairment loss	(751,325)	(751,325)

Net laboratory equipment	496,320	727,555

Computer equipment, at cost	657,337	615,420
Less: accumulated depreciation	(571,706)	(519,625)

Net computer equipment	85,631	95,795

Office equipment, at cost	219,500	211,065
Less: accumulated depreciation	(168,116)	(145,205)

Net office equipment	51,384	65,860

Equipment under hire purchase, at cost	1,282,389	1,282,389

Less: accumulated depreciation	(1,271,014)	(1,228,071)
Less: impairment loss	(10,000)	(10,000)

Net equipment under hire purchase	1,375	44,318

Leasehold improvements, at cost	109,748	108,212
Less: accumulated depreciation	(101,540)	(94,240)

Net leasehold improvements	8,208	13,972

Total net property, plant and equipment	642,918	947,500

Reconciliation of property, plant and equipment
Opening gross carrying amount	6,518,757	8,829,331
Add: additions purchased during the year	76,314	369,809
Less: disposals made during the year	(372,341)	(2,680,383)

Closing gross carrying amount	6,222,730	6,518,757

Opening accumulated depreciation and impairment losses	(5,571,257)	(6,851,505)
Add: disposals made during the year	372,341	2,087,807
Less: depreciation expense charged	(380,896)	(539,295)
Less: impairment losses	—	(268,264)

Closing accumulated depreciation and impairment losses	(5,579,812)	(5,571,257)

Total net property, plant and equipment	642,918	947,500

Reconciliation of movements in property, plant and equipment by asset category

	Opening			Depreciation	Closing
	net carrying	Additions	Net disposals	expense and	net carrying
Asset category	amount	during year	during year	impairment loss	amount
	$	$	$	$	$
Laboratory equipment	727,555	24,426	—	(255,661)	496,320
Computer equipment	95,795	41,917	—	(52,081)	85,631
Office equipment	65,860	8,435	—	(22,911)	51,384
Equipment under hire purchase	44,318	—	—	(42,943)	1,375
Leasehold improvements	13,972	1,536	—	(7,300)	8,208

Totals	947,500	76,314	—	(380,896)	642,918

F21

18.           INTANGIBLE ASSETS AND GOODWILL

	Consolidated
	2012	2011
	$	$
Patents
Patents, at cost	36,322,585	36,538,523
Less: accumulated amortization	(32,501,457)	(32,639,674)
Less: impairment losses	(3,632,338)	(3,528,000)

Total net patents	188,790	370,849

Other intangible assets
Assets associated with BREVAGenTM breast cancer risk test, at cost	1,033,273	1,033,273
Less: accumulated amortization	(103,327)	—

Total net other intangible assets	929,946	1,033,273

Goodwill
Goodwill, at cost	358,012	358,012
Less: accumulated amortization	(42,624)	(42,624)

Total net goodwill	315,388	315,388

Total net intangible assets and goodwill	1,434,124	1,719,510

Reconciliation of patents
Opening gross carrying amount	36,538,523	36,417,619
Adjust for exchange rate movements	(215,938)	120,904

Closing gross carrying amount	36,322,585	36,538,523

Opening accumulated amortization and impairment losses	(36,167,674)	(35,969,195)
Add: amortization expense charged (refer below)	(77,721)	(77,575)
Add: impairment losses (refer below)	(104,338)	—
Adjust for exchange rate movements	215,938	(120,904)

Closing accumulated amortization and impairment losses	(36,133,795)	(36,167,674)

Total net patents	188,790	370,849

Reconciliation of other intangible assets
Opening gross carrying amount	1,033,273	1,033,273
Add: amortization expense charged (refer below)	(103,327)	—

Total net other intangible assets	929,946	1,033,273

Reconciliation of goodwill
Opening gross carrying amount	358,012	1,625,115
Less: goodwill written off	—	(1,267,103)

Closing gross carrying amount	358,012	358,012

Opening accumulated amortization and impairment losses	(42,624)	(1,307,227)
Add: goodwill written off	—	1,264,603

Closing accumulated amortization and impairment losses	(42,624)	(42,624)

Total net goodwill	315,388	315,388

F22

18.           INTANGIBLE ASSETS AND GOODWILL (cont.)

Remaining useful lives

The assets associated with the BREVAGenTM breast cancer risk test have a remaining useful life of 9 years as at June 30, 2012.

Disclosure of expenses

The total amortization expense charged during the year in respect of intangible assets of $181,048 is disclosed in the consolidated statement of comprehensive income under the headings of general and administrative ($103,327), laboratory and research and development costs ($53,483) and licensing, patent and legal costs ($24,238).

The total impairment losses charged during the year in respect of intangible assets of $104,338 is disclosed in the consolidated statement of comprehensive income under the heading of laboratory and research and development costs.

19.           TRADE AND OTHER PAYABLES (CURRENT)

	Consolidated
	2012	2011
	$	$
Trade payables	332,636	653,046
Other payables	342,539	301,018
Accrued expenses	230,597	160,964

Total current trade and other payables	905,772	1,115,028

Note:        Trade payables and other payables for the Group include amounts due in US dollars of USD 210,304 (2011: USD 217,168), Chinese yuan of CNY 49,128 (2011: CNY 68,158), Canadian dollars of CAD 7,886 (2011: CAD 22,539), European euros of EUR 1,652 (2011: EUR 17,250), Swiss francs of CHF 3,090 (2011: CHF 3,290), New Zealand dollars of NZD 1,817 (2011: NZD 136) and Japanese yen of JPY 69,677 (2011: JPY nil).

Refer Note 37 for details of contractual maturity and management of interest rate, foreign exchange and liquidity risks applicable to trade and other payables for which, due to their short-term nature, their carrying value approximates their fair value.

20.           INTEREST-BEARING LIABILITIES (CURRENT)

Hire purchase liability (Notes 31 and 37)	17,748	67,878

Total current interest-bearing liabilities	17,748	67,878

Note:        The carrying values of the hire purchase liabilities approximate their fair values.

21.           DEFERRED REVENUE (CURRENT)

Genetic testing fees received in advance	266,646	159,001
Reproductive service fees received in advance	—	4,545

Total current deferred revenue	266,646	163,546

22.           PROVISIONS (CURRENT AND NON-CURRENT)

Current provisions
Annual leave	439,186	417,603
Long service leave	301,216	261,574

Total current provisions	740,402	679,177

Non-current provisions
Long service leave	108,541	82,730

Total non-current provisions	108,541	82,730

Total provisions	848,943	761,907

F23

22.           PROVISIONS (CURRENT AND NON-CURRENT)

	Consolidated
	2012	2011
	$	$
Reconciliation of annual leave provision
Balance at the beginning of the financial year	417,603	442,108
Add: obligation accrued during the year	452,638	403,929
Less: utilised during the year	(431,055)	(428,434)

Balance at the end of the financial year (note)	439,186	417,603

Reconciliation of long service leave provision
Balance at the beginning of the financial year	344,304	347,014
Add: obligation accrued during the year	65,453	60,342
Less: utilised during the year	—	(63,052)

Balance at the end of the financial year (note)	409,757	344,304

Note:        The current provisions for annual leave and long service leave include a total amount of $439,186 (2011: $417,603) in respect of obligations which, based on historical evidence, the Company estimates will be settled more than 12 months from balance date.

23.           CONTRIBUTED EQUITY

Issued and paid-up capital
Fully paid ordinary shares	83,280,142	72,378,105

Total contributed equity	83,280,142	72,378,105

Movements in shares on issue

	Shares	$
Year ended June 30, 2012
Balance at the beginning of the financial year	404,605,152	72,378,105
Add: shares issued during the year as part of private placement	60,000,000	10,894,537
Add: shares issued during the year from the exercise of options	166,667	7,500

Balance at the end of the financial year	464,771,819	83,280,142

	Shares	$
Year ended June 30, 2011
Balance at the beginning of the financial year	404,605,152	72,378,105
Add: shares issued during the year	—	—

Balance at the end of the financial year	404,605,152	72,378,105

Terms and conditions of contributed equity

Ordinary shares have the right to receive dividends as declared and, in the event of winding up the Company, to participate in the proceeds from the sale of all surplus assets in proportion to the number of and amounts paid up on shares held.  Ordinary shares, which have no par value, entitle their holder to one vote, either in person or by proxy, at a meeting of the Company.

Capital management

When managing capital, Management’s objective is to ensure that the Group continues as a going concern as well as to provide returns for shareholders and benefits for other stakeholders.  Management also aims to maintain a capital structure to reduce the entity’s cost of capital.

F24

24.           RESERVES

	Consolidated
	2012	2011
	$	$
Foreign currency translation	(161,858)	(155,040)
Share-based payments	3,881,277	1,852,954

Total reserves	3,719,419	1,697,914

Reconciliation of foreign currency translation reserve
Balance at the beginning of the financial year	(155,040)	(69,961)
Add: net currency translation loss	(6,818)	(85,079)

Balance at the end of the financial year	(161,858)	(155,040)

Reconciliation of share-based payments reserve
Balance at the beginning of the financial year	1,852,954	1,599,103
Add: share-based payments expense	2,028,323	253,851

Balance at the end of the financial year	3,881,277	1,852,954

Nature and purpose of reserves

Foreign currency translation reserve

This reserve is used to record exchange differences arising from the translation of the financial statements of foreign subsidiaries.

Share-based payments reserve

This reserve is used to record the value of share-based payments provided to employees and others providing similar services as part of their remuneration.

25.           ACCUMULATED LOSSES

	Consolidated
	2012	2011
	$	$
Balance at the beginning of the financial year	(67,464,026)	(68,374,028)
Add: net profit / (loss) attributable to owners of Genetic Technologies Limited	(5,287,523)	910,002

Balance at the end of the financial year	(72,751,549)	(67,464,026)

26.           NON-CONTROLLING INTERESTS

Reconciliation of non-controlling interests in subsidiaries
Balance at the beginning of the financial year	202,002	184,477

Add: movements during the year
Less: share of operating losses	(9,305)	(8,661)
Less: share of movement in reserves	(296)	(11,585)

Net loss attributable to non-controlling interests	(9,601)	(20,246)

Add / (less): share / (reversal) of issued capital	(37,771)	37,771

Balance at the end of the financial year	154,630	202,002

F25

27.           OPTIONS

As at June 30, 2012, the following options over ordinary shares in the Company were outstanding.

	2012	Weighted ave. exercise price	2011	Weighted ave. exercise price
Unlisted employee options (refer below)	20,125,000	$0.099	19,650,000	$0.109

On November 30, 2001, the Directors of the Company established a Staff Share Plan.  On November 19, 2008, the shareholders of the Company approved the introduction of a new Employee Option Plan.  Under the terms of the respective Plans, the Directors of the Company may grant options over ordinary shares in Genetic Technologies Limited to executives, consultants and employees of the Group.  The options, which are granted at nil cost, are not transferable and are not quoted on ASX.  As at June 30, 2012, there were 6 executives and 22 employees who held options that had been granted under the Plans.  Options granted under the Plans carry no rights to dividends and no voting rights.

The movements in the number of options granted under the Plans are as follows:

	2012	Weighted ave. exercise price	2011	Weighted ave. exercise price
Balance at the beginning of the financial year	19,650,000	$0.109	3,300,000	$0.327
Add: options granted during the year	3,250,000	$0.145	17,300,000	$0.085
Less: options exercised during the year	(166,667)	$0.045	—	—
Less: options forfeited during the year	(1,958,333)	$0.165	(200,000)	$0.220
Less: options expired during the year	(650,000)	$0.462	(750,000)	$0.480

Balance at the end of the financial year	20,125,000	$0.099	19,650,000	$0.109

Exercisable at the end of the financial year	14,958,333	$0.077	2,650,000	$0.276

A total of $7,500 was raised from the exercise of 166,667 options granted under the Employee Option Plan during the year ended June 30, 2012 (2011: $nil).

The numbers of options outstanding as at June 30, 2012 by ASX code, including the respective dates of expiry and exercise prices, are tabled below (refer Note 30 for further information). The options tabled below are not listed on ASX.

Option description	2012	Weighted ave. exercise price	2011	Weighted ave. exercise price
GTGAI (expiring May 8, 2015)	12,000,000	$0.045	12,000,000	$0.045
GTGAK (expiring February 20, 2017)	2,250,000	$0.120	—	—
GTGAM (expiring July 31, 2016)	1,000,000	$0.200	—	—
GTGAW (expiring March 31, 2016)	2,875,000	$0.190	4,500,000	$0.190
GTGAW (expiring May 31, 2013)	300,000	$0.190	300,000	$0.190
GTGAY (expiring October 23, 2012)	1,700,000	$0.220	1,700,000	$0.220
GTGAD (expiring August 12, 2011)	—	—	250,000	$0.430
GTGAE (expiring August 12, 2011)	—	—	250,000	$0.530
GTGAH (expiring May 31, 2012)	—	—	150,000	$0.400
GTGAK (expiring September 30, 2015)	—	—	500,000	$0.045

Balance at the end of the financial year	20,125,000	$0.099	19,650,000	$0.109

28.           CHANGES IN THE COMPOSITION OF THE ENTITY

Deconsolidation of ImmunAid Pty. Ltd.

On April 12, 2012, ImmunAid Pty. Ltd. (“ImmunAid”) raised $1,000,000 in new equity from the issue of 1,000,000 new shares at an issue price of $1.00 each.  As a result of this issue, the equity interest in ImmunAid held by the Company fell below 50% and, due to the resulting loss of control, ImmunAid was deconsolidated from the Genetic Technologies Group on that date.

Deregistration of AgGenomics Pty. Ltd.

On March 16, 2012, GeneType Pty. Ltd. (“GeneType”), a subsidiary, acquired 499 ordinary shares in AgGenomics Pty. Ltd. (“AgGenomics”) for a total consideration of $10.  As a result of this acquisition, AgGenomics became a wholly-owned subsidiary of GeneType on that date.  On June 20, 2012, AgGenomics was deregistered.

F26

29.           SEGMENT INFORMATION

Identification of reportable segments

The Group has identified three reportable segments based on the similarity of the products produced and sold and/or the services provided, as these represent the sources of the Group’s major risks and have the greatest effect on rates of return.  The separate groups of products and services are then divided into operating businesses, the performances of which are reported to the CEO, the Senior Leadership Team and the Board of Directors on a monthly basis.  The segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker.  The Group also separately reports the corporate headquarter function to clearly identify costs associated with that function.  The corporate function is not considered to be an operating or reportable segment.

The Group’s three operating segments can be described as follows:

Operations — involves the provision of a range of genetic testing services.

Licensing — involves the out-licensing of the Group’s “non-coding” technology.

Research — involves the undertaking of a range of research and development projects in the field of genetics and related areas.

The Corporate disclosures below include all revenues, costs, assets and liabilities associated with the headquarter function.

Business segments

		Revenues and income
Segment		Sales	Other	Totals	Profit / (loss)
		$	$	$	$
Operations	2012	3,691,215	—	3,691,215	(5,747,234)
	2011	4,594,960	—	4,594,960	(4,017,757)
	2010	4,915,528	—	4,915,528	(5,166,294)

Licensing	2012	—	2,526,599	2,526,599	1,258,761
	2011	—	13,680,741	13,680,741	9,583,419
	2010	—	3,739,747	3,739,747	(186,856)

Research	2012	—	—	—	(892,274)
	2011	—	—	—	(1,041,461)
	2010	—	—	—	(1,576,503)

Sub-total	2012	3,691,215	2,526,599	6,217,814	(5,380,747)
	2011	4,594,960	13,680,741	18,275,701	4,524,201
	2010	4,915,528	3,739,747	8,655,275	(6,929,653)

Corporate	2012	—	5,900,666	5,900,666	83,919
	2011	—	(85,771)	(85,771)	(3,644,422)
	2010	—	425,239	425,239	(2,871,670)

Totals	2012	3,691,215	8,427,265	12,118,480	(5,296,828)
	2011	4,594,960	13,594,970	18,189,930	879,779
	2010	4,915,528	4,164,986	9,080,514	(9,801,323)

				Amortization	Impairment	Purchases of
Segment		Assets	Liabilities	/depreciation	losses/write downs	equipment
		$	$	$	$	$
Operations	2012	2,578,637	(1,210,360)	(433,124)	—	66,162
	2011	2,946,818	(1,035,198)	(469,383)	(269,005)	341,549

Licensing	2012	184,103	(100,458)	(28,195)	—	1,050
	2011	557,866	(189,704)	(29,960)	—	1,545

Research	2012	62,403	(48,865)	(79,707)	(104,338)	2,443
	2011	79,781	(42,517)	(87,799)	—	—

Sub-total	2012	2,825,144	(1,359,683)	(541,026)	(104,338)	69,655
	2011	3,584,465	(1,267,419)	(587,142)	(269,005)	343,094

Corporate	2012	13,616,607	(679,426)	(20,918)	—	6,659
	2011	5,337,889	(840,940)	(29,728)	—	26,715

Totals	2012	16,441,751	(2,039,109)	(561,944)	(104,338)	76,314
	2011	8,922,354	(2,108,359)	(616,870)	(269,005)	369,809

F27

29.           SEGMENT INFORMATION (cont.)

Geographic information

Australia — is the home country of the parent entity and the location of the Company’s genetic testing and licensing operations.

USA — is the home of Phenogen Sciences Inc. and GeneType Corporation.

China — is the home of Genetic Technologies (Beijing) Limited.

Canada — is the home of Gtech International Resources Limited.

Switzerland — is the home of GeneType AG.

Geographic segments

		Revenues and income
Segment		Sales	Other	Totals	Profit / (loss)
		$	$	$	$
Australia	2012	3,649,522	8,536,942	12,186,464	(2,055,144)
	2011	4,591,389	13,583,021	18,174,410	2,473,786
	2010	4,834,035	4,164,896	8,998,931	(9,511,225)

USA	2012	41,693	(109,678)	(67,985)	(3,161,898)
	2011	—	66,595	66,595	(1,412,164)
	2010	—	—	—	(118,429)

China	2012	—	1	1	(29,384)
	2011	3,571	(54,646)	(51,075)	(132,774)
	2010	81,493	90	81,583	(105,068)

Canada	2012	—	—	—	(38,484)
	2011	—	—	—	(35,819)
	2010	—	—	—	(47,235)

Switzerland	2012	—	—	—	(11,918)
	2011	—	—	—	(13,250)
	2010	—	—	—	(19,276)

Totals	2012	3,691,215	8,427,265	12,118,480	(5,296,828)
	2011	4,594,960	13,594,970	18,189,930	879,779
	2010	4,915,528	4,164,986	9,080,514	(9,801,323)

				Amortization	Impairment	Purchases of
Segment		Assets	Liabilities	/depreciation	losses /write downs	equipment
		$	$	$	$	$
Australia	2012	15,768,900	3,842,342	(540,381)	(104,338)	68,950
	2011	8,420,967	352,832	(596,416)	(263,099)	303,526

USA	2012	413,203	(5,398,129)	(21,563)	—	7,364
	2011	187,807	(2,005,722)	(10,575)	—	66,283

China	2012	3	(352,357)	—	—	—
	2011	271	(323,256)	(9,879)	(5,906)	—

Canada	2012	249,056	(7,571)	—	—	—
	2011	302,968	(21,775)	—	—	—

Switzerland	2012	10,589	(123,394)	—	—	—
	2011	10,341	(110,438)	—	—	—

Totals	2012	16,441,751	(2,039,109)	(561,944)	(104,338)	76,314
	2011	8,922,354	(2,108,359)	(616,870)	(269,005)	369,809

Additional segment disclosures

Other revenues and income - corporate includes interest received of $609,807 (2011: $200,023).

Expenses - corporate includes employee benefits expenses of $3,495,637 (2011: $1,808,821) and a share of loss in associate of $132,037 (2011: $nil).

Assets - corporate includes cash of $8,900,235 (2011: $5,104,667).

Liabilities - corporate includes trade and other payables of $449,034 (2011: $627,608) and provisions of $228,990 (2011: $213,334).

The Corporate business segment and the Australian geographic segment include a share of loss in associate of $132,037 (2011: $nil).

There were no intersegment sales.

F28

29.           SEGMENT INFORMATION (cont.)

Additional segment disclosures (cont.)

Included in the above figures are the following intersegment balances and transactions:

	Consolidated
	2012	2011
	$	$
Loan payable (USA) and loan receivable (Australia)	5,223,612	1,851,870
Loan payable (China) and loan receivable (Australia)	633	633
Loan payable (Switzerland) and loan receivable (Australia)	120,210	106,170
Accounts payable (China) and accounts receivable (Australia)	344,074	312,689
Foreign exchange gain (USA) and foreign exchange loss (Australia)	109,678	67,041
Cost of sales (USA) and sales (Australia)	11,572	—
Cost of sales (China) and sales (Australia)	—	389
Management fees paid (China) and management fees received (Australia)	—	19

Segment products and locations

The three principal business segments of the Group are operations, licensing and research.  The principal geographic segment is Australia, with the Company’s headquarters being located in Melbourne in the State of Victoria.

Segment accounting policies

Segment information is prepared in conformity with the accounting policies of the entity and Accounting Standard IFRS 8 Operating Segments which was adopted by the Company in 2009.  As a result, the primary reporting segments now reflect more closely the information that Management uses to make decisions about operating matters.  Interest received and finance costs are allocated under the heading Corporate as they are not part of the core operations of any other segment.

Major customers

The Group has a number of major customers to which it provides both products and services.  During the year ended June 30, 2012, there was one customer from whom the Group generated revenues representing more than 10% of the total consolidated revenue from operations.  During the year ended June 30, 2011, there were two such customers.

30.           EMPLOYEE BENEFITS

Employee options

On November 30, 2001, the Directors of the Company established a Staff Share Plan.  On November 19, 2008, the shareholders of the Company approved the introduction of a new Employee Option Plan.  Under the terms of the respective Plans, the Directors may, at their discretion, grant options over the ordinary shares in the Genetic Technologies Limited to executives, consultants, employees, and formerly Non-Executive Directors, of the Group (refer Notes 27 and 33).

During September 2011, a total of 1,000,000 options over ordinary shares in the Company (expiring July 31, 2016) were granted, at no cost, to a senior employee of the Company, while during April and May 2012, a total of 2,250,000 similar options (expiring February 20, 2017) were granted, at no cost, to a number of employees of its U.S. subsidiary, Phenogen Sciences Inc.  Each option entitles the holders to acquire one ordinary share at a cost of between $0.12 and $0.20 (refer Note 27).

The above options granted during the 2012 financial year vest in three equal tranches after 12 months, 24 months and 36 months from the date of grant, respectively.  As at June 30, 2012, there were 6 executives and 22 employees who held options that had previously been granted under the Plans.

Superannuation commitments

The Group does not have any defined benefit funds.  The Group makes statutory contributions to various superannuation funds on behalf of all employees in Australia at a rate of 9% per annum, in addition to making other superannuation contributions as part of salary packaging arrangements with staff.  All contributions are expensed when incurred.  Contributions made by the Group of up to 9% per annum of employees’ wages and salaries are legally enforceable in Australia.

Other employee benefits

During the year, the Company disposed of shares in former subsidiary ImmunAid Pty. Ltd. to parties related to the Company at a price below their fair market value.  As a result, a share-based payments expense of $1,759,980 was reflected in the consolidated statement of comprehensive income for the year ended June 30, 2012 (refer Note 33).

F29

31.           COMMITMENTS AND CONTINGENCIES

	Consolidated
	2012	2011
	$	$
Hire purchase expenditure commitments
Minimum hire purchase payments
- not later than one year	17,981	53,008
- later than one year but not later than five years	—	17,981
- later than five years	—	—

Total minimum hire purchase payments	17,981	70,989
Less: future finance charges	(233)	(3,111)

Present value of hire purchase payments (Note 20)	17,748	67,878

Operating lease expenditure commitments
Minimum operating lease payments
- not later than one year	370,837	354,192
- later than one year but not later than five years	790,087	432,051
- later than five years	—	—

Total minimum operating lease payments	1,160,924	786,243

As at June 30, 2012, the above operating leases related to the following premises that are currently occupied by the Group:

Location	Landlord	Use	Date of expiry of lease	Minimum payments ($)

60-66 Hanover Street Fitzroy, Victoria 3065 Australia	Crude Pty. Ltd.	Office / laboratory	August 31, 2015	1,117,404

9115 Harris Corners Parkway, Suite 320 Charlotte, North Carolina 28269 USA	New Boston Harris Corners LLC	Office	October 31, 2013	43,520

			Total	1,160,924

Apart from the above, and the contingent liability associated with the Limited Recourse Loans described in Note 33, there were no other commitments or contingencies as at June 30, 2012.

32.           AUDITORS’ REMUNERATION

	Consolidated
	2012	2011
	$	$
Audit services
PricewaterhouseCoopers in respect of:
Audit of the Company’s Financial Report under the Corporations Act 2001	267,880	250,812

Other audit firms in respect of:
Audit of the Financial Reports of subsidiaries	16,360	15,403

Total remuneration in respect of audit services	284,240	266,215

Non-audit services
Other audit firms in respect of:
Tax advice and compliance, accounting and other services	18,390	14,388

Total remuneration in respect of non-audit services	18,390	14,388

Total auditors’ remuneration	302,630	280,603

F30

33.           RELATED PARTY DISCLOSURES

Ultimate parent

Genetic Technologies Limited is the ultimate Australian parent company.  As at the date of this Report, no shareholder controls more than 50% of the issued capital of the Company.

Transactions within the Group and with other related parties

During the year ended June 30, 2012, various transactions between entities within the Group and other related parties occurred, as listed below.  Except where noted, all amounts were charged on commercial, arm’s-length terms and at commercial rates.

ImmunAid Pty. Ltd.

During the 2012 financial year, various transactions were undertaken with former subsidiary ImmunAid Pty. Ltd. (“ImmunAid”) which resulted in the deconsolidation of that company on April 12, 2012.  These transactions have been summarised as follows:

•             On March 27, 2012, in consideration for more than 10 years of service to ImmunAid, Genetic Technologies Limited (the “Company”) sold a total of 2,877 shares in ImmunAid to related parties.  These parties were Transmedia Inc. (1,438 shares), a company associated with Dr. Mervyn Jacobson, a former Director and current substantial shareholder of the Company; and Ashdown Superannuation Nominees Pty. Ltd. (1,439 shares), an entity associated with Mrs. Luisa Ashdown, an employee of the Company, and Mr. Martin Ashdown, the husband of Mrs. Ashdown and the inventor of the ImmunAid technology.  The cash consideration received by the Company from the sale of these shares was $20.  A share-based payments expense of $1,759,980 was reflected in the 2012 consolidated statement of comprehensive income in relation to this transaction (Note 30).

•             On March 29, 2012, the issued capital of ImmunAid was expanded such that the number of ImmunAid shares held by the Company increased from 7,432 to 4,546,951.  This expansion of issued capital came at no cost to the Company and had no accounting implications for the Group.

•             On April 12, 2012, ImmunAid raised $1,000,000 in new equity from the issue of 1,000,000 new shares to independent third parties at an issue price of $1.00 each.  As a result of this issue, the equity interest in ImmunAid held by the Company fell below 50% and, due to the resulting loss of control, ImmunAid was deconsolidated from the Genetic Technologies Group on that date.  Included in the 1,000,000 shares that were issued by ImmunAid was a total of 75,000 shares that were registered in the name of Lupetto Holdings Ltd., a company of which Dr. Mervyn Jacobson is a Director.

•             On April 18, 2012, the Company received an amount of $537,026 from ImmunAid in full repayment of an outstanding loan from the Company.

•             During February and March 2012, ImmunAid paid a total of $5,123 to Mr. Robert Jacobson, brother of Dr. Mervyn Jacobson, in respect of capital raising success fees associated with that company’s $1,000,000 capital raising.

•             During the 2012 financial year, ImmunAid paid management fees to the Company amounting to $22,500 (2011: $22,500).

•             Dr. Jacobson served as Chief Executive Officer of ImmunAid throughout the entire 2012 financial year.  He received no further payments from ImmunAid during the year in respect of this role.

AgGenomics Pty. Ltd.

Also during the 2012 financial year, various transactions were undertaken with AgGenomics Pty. Ltd. (“AgGenomics”), a former subsidiary that was subsequently deregistered on June 20, 2012.  These transactions have been summarised as follows:

•             On March 1, 2012, GeneType Pty. Ltd. (“GeneType”), a subsidiary, wrote-off a debtor owing by AgGenomics amounting to $181,304.

•             On March 16, 2012, GeneType acquired 499 ordinary shares in AgGenomics for a total consideration of $10.  As a result of this acquisition, AgGenomics became a wholly-owned subsidiary of GeneType on that date.

•             On April 13, 2012, GeneType forgave a loan owing by AgGenomics amounting to $241,678.

•             On April 27, 2012, GeneType wrote-off its entire investment in AgGenomics resulting in a loss of $10 (refer Note 8).

•             On June 20, 2012, AgGenomics was deregistered.

•             During the 2012 financial year, AgGenomics paid interest to GeneType amounting to $7,729 (2011: $12,523).

Licensing services

During the year ended June 30, 2012, the Company paid a total of $50,000 (2011: $50,000) to Dr. Mervyn Jacobson in respect of an administrative allowance associated with his role as the Company’s Vice President Global Licensing and Intellectual Property.  Also during the year, Genetic Technologies Limited paid a total of $59,813 (2011: $924,679) to Transmedia Inc. in respect of commissions paid in relation to licensing services provided to the Company by Dr. Jacobson, and payment / reimbursement of associated travel expenses amounting to $115,084 (2011: $152,033).

F31

33.           RELATED PARTY DISCLOSURES (cont.)

Transactions within the Group and with other related parties (cont.)

Limited recourse loans to executives

On June 21, 2012, Genetic Technologies Limited, the parent entity, executed separate Limited Recourse Loan Agreements with certain members of the Company’s Senior Leadership Team.  Pursuant to these Agreements, the Company will provide the respective executives with limited recourse loans to pay the tax associated with certain options that were granted to them by the Company.  The Loans, if drawn down, are secured against the underlying options or resulting shares in the event that the options have been exercised before the tax is payable.  Depending on the marginal tax rates of each executive, the maximum total amount due under the loans is approximately $410,000.  At this level, the underlying security will be sufficient to cover the full potential liability if the Company’s share price is no less than 8.4 cents per share.  Importantly, none of the relevant executives can receive any benefit from the options or resulting shares while there remains an amount owing under his or her Loan.

Genetic Technologies (Beijing) Limited

During the year ended June 30, 2012, Genetic Technologies (Beijing) Limited (“GTBL”), a subsidiary, paid management fees to Genetic Technologies Corporation Pty. Ltd. (“GTC”), another subsidiary, of $nil (2011: $19).  GTBL also purchased testing services from GTC at a cost of $nil (2011: $389).

Rental of office premises

During the year ended June 30, 2011, the Company and GeneType, collectively paid a total of $84,583 to Bankberg Pty. Ltd. (“Bankberg”), another company associated with Dr. Jacobson, for rent and its share of body corporate expenses in respect of the office and laboratory premises in Fitzroy, Victoria that are leased by the Group.  On August 20, 2010, Bankberg sold the Fitzroy premises to an unrelated third party.

Except as noted, all transactions with Key Management Personnel have been entered into under terms and conditions no more favourable than those which the entity would have adopted if dealing at arm’s length.  Please refer below for a description of transactions with Key Management Personnel.

Details of Directors and Key Management Personnel

Directors	Executives

Dr. Melvyn J. Bridges (Non-Executive Chairman)	Dr. Paul D.R. MacLeman (Chief Executive Officer)
Tommaso Bonvino (Non-Executive)	Thomas G. Howitt (Chief Financial Officer and Company Secretary)
Dr. Malcolm R. Brandon (Non-Executive)	Alison J. Mew (Chief Operating Officer)
Dr. Mervyn Cass (Non-Executive)	Lewis J. Stuart (General Manager US Operations)
Huw D. Jones (Non-Executive)	Gregory J. McPherson (VP Sales and Marketing)
Dr. David J. Sparling (VP Legal and Corporate Development)

Notes:

1.         Dr. Cass was appointed as a Director of the Company on September 30, 2011.

2.         Dr. Bridges was appointed as a Director of the Company and Chairman of its Board on December 16, 2011.

3.         Former Chairman of the Board, Sidney C. Hack, resigned as a Director of the Company on December 16, 2011.

4.         Mr. Gregory Brown was appointed as a Director of the Company on July 24, 2012, i.e. after balance date, and is therefore not included as a member of Key Management Personnel for the year ended June 30, 2012.

Remuneration of Key Management Personnel

	Consolidated
	2012	2011
	$	$
Short-term employee benefits	1,758,508	1,474,137
Post-employment benefits	185,996	179,503
Share-based payments	64,502	181,502
Long-term benefits	19,675	8,753

Total remuneration of Key Management Personnel	2,028,681	1,843,895

F32

33.           RELATED PARTY DISCLOSURES (cont.)

Optionholdings of Key Management Personnel

June 30, 2012

	Opening	Number of options			Closing	Vesting as at year end
Name of optionholder	balance	Granted	Exercised	Lapsed	balance	Exercisable	Not exercisable
Executive
Dr. Paul DR MacLeman	3,600,000	—	—	—	3,600,000	3,600,000	—
Thomas G. Howitt	2,750,000	—	—	(250,000)	2,500,000	2,500,000	—
Alison J. Mew	1,500,000	—	—	—	1,500,000	1,500,000	—
Lewis J. Stuart	2,400,000	—	—	—	2,400,000	800,000	1,600,000
Gregory J. McPherson	1,500,000	—	—	—	1,500,000	1,500,000	—
Dr. David J. Sparling	1,500,000	—	—	—	1,500,000	1,500,000	—

Totals	13,250,000	—	—	(250,000)	13,000,000	11,400,000	1,600,000

Note:                      The heading “Lapsed” includes options which expired.

June 30, 2011

	Opening	Number of options			Closing	Vesting as at year end
Name of optionholder	balance	Granted	Exercised	Lapsed	balance	Exercisable	Not exercisable
Executive
Dr. Paul D.R. MacLeman	—	3,600,000	—	—	3,600,000	—	3,600,000
Thomas G. Howitt	2,000,000	1,500,000	—	(750,000)	2,750,000	1,250,000	1,500,000
Alison J. Mew	—	1,500,000	—	—	1,500,000	—	1,500,000
Lewis J. Stuart	—	2,400,000	—	—	2,400,000	—	2,400,000
Gregory J. McPherson	—	1,500,000	—	—	1,500,000	—	1,500,000
Dr. David J. Sparling	—	1,500,000	—	—	1,500,000	—	1,500,000

Totals	2,000,000	12,000,000	—	(750,000)	13,250,000	1,250,000	12,000,000

Notes:                 Mr. Stuart became a member of Key Management Personnel during the year ended June 30, 2011.

The heading “Lapsed” includes options which expired.

Shareholdings of Key Management Personnel

June 30, 2012

Shares held in Genetic	Opening	Number of shares		Acquired on	Closing
Technologies Limited	balance	Bought	Sold	exercise of options	balance
Director
Dr. Melvyn J. Bridges	—	500,000	—	—	500,000
Tommaso Bonvino	—	—	—	—	—
Dr. Malcolm R. Brandon	—	—	—	—	—
Dr. Mervyn Cass	473,667	—	—	—	473,667
Huw D. Jones	797,887	200,000	—	—	997,887

Executive
Dr. Paul D.R. MacLeman	—	—	—	—	—
Thomas G. Howitt	—	—	—	—	—
Alison J. Mew	—	—	—	—	—
Lewis J. Stuart	—	—	—	—	—
Gregory J. McPherson	—	—	—	—	—
Dr. David J. Sparling	—	—	—	—	—

Totals	1,271,554	700,000	—	—	1,971,554

Notes:                 Dr. Bridges and Dr. Cass became members of Key Management Personnel during the year ended June 30, 2012.

All equity transactions with Key Management Personnel, other than those arising from the exercise of options, have been entered into under terms and conditions no more favourable than those which the entity would have adopted if dealing at arm’s length.

F33

34.           SUBSIDIARIES

The following diagram is a depiction of the Group structure as at June 30, 2012.

		Group interest (%)		Net carrying value ($)
Name of Group company	Incorporation details	2012	2011	2012	2011
Entities held directly by parent
GeneType Pty. Ltd.	September 5, 1990 Victoria, Australia	100%	100%	—	1
Genetic Technologies Corporation Pty. Ltd.	October 11, 1996 N.S.W., Australia	100%	100%	2	2
RareCellect Pty. Ltd.	March 7, 2001 N.S.W., Australia	100%	100%	10	10
GeneType AG	February 13, 1989 Zug, Switzerland	100%	100%	7,405	6,614
GeneType Corporation	December 18, 1989 California, U.S.A.	100%	100%	—	—
Phenogen Sciences Inc.	June 28, 2010 Delaware, U.S.A.	100%	100%	11,006	11,006
Gtech International Resources Limited	November 29, 1968 Yukon Territory, Canada	75.8%	75.8%	241,485	281,193
ImmunAid Pty. Ltd. (refer note below)	March 21, 2001 Victoria, Australia	45.5%	71.7%	—	70

Total carrying value				259,908	298,896
Entities held by other subsidiaries
Genetic Technologies (Beijing) Limited	December 25, 2008 Beijing Municipality, China	100%	100%	—	—

Note:        On April 12, 2012, the Company’s equity interest in former subsidiary ImmunAid Pty. Ltd. (“ImmunAid”) fell below 50%.  Due to the resulting loss of control, ImmunAid was deconsolidated from the Genetic Technologies Group on that date (refer Notes 33 and 35).  As at June 30, 2012, the Company held a total of 4,546,951 shares in ImmunAid representing approximately 45.47% of that company’s total issued capital.  Subsequent to balance date, the Company sold a total of 46,951 shares in ImmunAid, reducing the Company’s equity interest to 45.0% of that company’s total issued capital (refer Note 38).

On June 20, 2012, former subsidiary AgGenomics Pty. Ltd. was deregistered.

F34

35.           INVESTMENTS IN ASSOCIATES

	Consolidated
	2012	2011
	$	$
Opening gross carrying amount	—	—
Add: recognition of investment in associate recorded at fair value in accordance with IAS 28 due to loss of control (Notes 3 and 28)	4,546,951	—
Less: share of net loss of associate accounted for using the equity method	(132,037)	—

Closing gross carrying amount	4,414,914	—

Summarised financial information of associates
The Group’s share of the results of its associate, ImmunAid Pty. Ltd., and its share of the aggregate assets and liabilities as at June 30, 2012 are as follows:

Ownership interest (Note 38)	45.47%	—
Assets	161,429	—
Liabilities	(17,717)	—
Revenues	—	—
Profit / (loss)	(132,037)	—

36.           PARENT ENTITY FINANCIAL INFORMATION

Summary financial information

The individual financial statements for the parent entity, Genetic Technologies Limited, disclose the aggregate amounts set out in the following table.

	Consolidated
	2012	2011
	$	$
Balance sheet
Current assets	8,479,614	4,936,355
Total assets	16,408,747	8,878,935
Current liabilities	10,921,769	9,174,781
Total liabilities	11,030,310	9,275,259

Equity
Contributed equity	83,280,142	72,378,105
Reserves (share-based payments)	2,066,600	1,798,257
Accumulated losses	(79,968,305)	(74,572,686)

	5,378,437	(396,324)

Total comprehensive loss	(5,395,618)	(896,951)

Related party information

As at June 30, 2012, an amount of $36,604,690 (2011: $33,113,037) was receivable by the Company from its various subsidiaries.  As at the same date, an amount of $9,510,575 (2011: $7,672,892) was payable by the Company to its wholly-owned subsidiaries.  All such loans are unsecured, generally interest free and there are no fixed terms of repayment.

Financial risk management

In assessing the recoverability of intercompany receivables, Genetic Technologies Limited, the parent entity, raises a provision for diminution to ensure that the carrying amount of these receivables does not exceed the net tangible assets of the subsidiaries.

Contingent liabilities and commitments of the parent entity

As at the date of this Report, apart from the contingent liability associated with the Limited Recourse Loans described in Note 33, the parent entity had no contingent liabilities or other commitments.

F35

37.           FINANCIAL RISK MANAGEMENT

The Group’s activities expose it to a variety of financial risks such as credit risk, market risk (including foreign currency risk and interest rate risk) and liquidity risk.  The Group’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the financial performance of the Group.  The Group uses different methods to measure the different types of risk to which it is exposed.  These methods include sensitivity analysis in the case of foreign exchange, interest rate and aging analysis for credit risk.

Risk management is managed by the Group’s Risk Management Committee under guidance provided by the Board of Directors.  The Committee identifies and evaluates financial risks in close cooperation with the Group’s operating units.  The Board, via its Audit Committee, provides guidance for overall risk management, as well as policies covering specific areas, such as credit risk, foreign exchange risk and interest rate risk.

The Group’s principal financial instruments comprise cash at bank and on hand, short-term deposits and hire purchase liabilities.  The Group has other financial assets and liabilities, such as trade receivables and payables, which arise directly from its operations.

The Group does not typically enter into derivative transactions, such as interest rate swaps or forward currency contracts.  It is, and has been throughout the period under review, the Group’s policy that no trading in financial instruments shall be undertaken.  The main risks arising from the Group’s financial instruments are credit risk exposures, foreign currency risk, interest rate risk and liquidity risk.  The policies for managing each of these risks are summarised below.

Details of the significant accounting policies and methods adopted, including the criteria for recognition, the basis of measurement and the basis on which income and expenses are recognized, in respect of each class of financial asset, financial liability and equity instrument are disclosed in Note 2.

The Group holds the following financial instruments:

	Consolidated
	2012	2011
	$	$
Financial assets
Cash at bank / on hand	2,380,114	1,985,257
Short-term deposits	6,520,121	3,119,410
Trade and other receivables	495,975	674,369
Performance bond and deposits	17,460	2,649

Total financial assets	9,413,670	5,781,685

Financial liabilities
Trade and other payables	905,772	1,115,028
Hire purchase liabilities	17,748	67,878

Total financial liabilities	923,520	1,182,906

Credit risk

The Group’s credit risk is managed on a Group basis.  Credit risk arises from cash and cash equivalents and deposits with banks and financial institutions, as well as credit exposures to customers, including outstanding receivables and committed transactions.  If there is no independent rating, the Group assesses the credit quality of the customer, taking into account its financial position, past experience and other factors.  Individual risk limits are set based on internal or external ratings.  The compliance with credit limits by customers is regularly monitored by Management.  Sales to retail customers are required to be settled in cash or using major credit cards, thereby mitigating credit risk.  The maximum exposures to credit risk as at June 30, 2012 in relation to each class of recognized financial assets is the carrying amount of those assets, as indicated in the balance sheet.

Financial assets included on the balance sheet that potentially subject the Group to concentration of credit risk consist principally of cash and cash equivalents and trade receivables.  In accordance with the guidelines of the Group’s Short Term Investment Policy, the Group minimizes this concentration of risk by placing its cash and cash equivalents with financial institutions that maintain superior credit ratings in order to limit the degree of credit exposure.  For banks and financial institutions, only independently-rated parties with a minimum rating of “A-1” are accepted.  The Group has also established guidelines relative to credit ratings, diversification and maturities that seek to maintain safety and liquidity.  The Group does not require collateral to provide credit to its customers, however, the majority of the Group’s customers to whom credit is provided are large, reputable organisations and, as such, the risk of credit exposure is limited.  The Group has not entered into any transactions that qualify as a financial derivative instrument.

F36

37.           FINANCIAL RISK MANAGEMENT (cont.)

Credit risk (cont.)

In addition, receivable balances are monitored on an ongoing basis with the result that the Group’s exposure to bad debts is not significant.  As at June 30, 2012, the balance of the Group’s provision for doubtful debts was $88,783 (2011: $56,700), out of a total net receivables balance as at that date of $495,975 (2011: $674,369) (refer Note 13).  For some trade receivables, the Group may also obtain security in the form of guarantees, deeds of undertaking or letters of credit which can be called upon if the counterparty is in default under the terms of the agreement.

Credit risk further arises in relation to financial guarantees given by the Group to certain parties in respect of obligations of its subsidiaries.  Such guarantees are only provided in exceptional circumstances.

An analysis of the aging of trade and other receivables and trade and other payables is provided below:

	Consolidated
	2012	2011
	$	$
Net trade and other receivables
Current (less than 30 days)	489,893	616,550
31 days to 60 days	2,152	21,337
61 days to 90 days (note)	3,435	2,148
Greater than 90 days (note)	495	34,334

Total net trade and other receivables (Note 13)	495,975	674,369

Net trade and other payables
Current (less than 30 days)	894,817	1,085,480
31 days to 60 days	703	28,866
61 days to 90 days	9,397	—
Greater than 90 days	855	682

Total net trade and other payables (Note 19)	905,772	1,115,028

Note:        A total of $3,930 in net trade and other receivables greater than 60 days is past due, of which a total of $3,332 had been received prior to the date of this Financial Report.  The Company considers that the remaining $598 is recoverable and not impaired.

Market risk

Foreign currency risk

The Group operates internationally and is exposed to foreign currency exchange risk, primarily with respect to the US dollar and Canadian dollar, through financial assets and liabilities.  It is the Group’s policy not to hedge these transactions as the exposure is considered to be minimal from a consolidated operations perspective.  Further, as the Group incurs expenses which are payable in US dollars, the financial assets that are held in US dollars provide a natural hedge for the Group.

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

F37

37.           FINANCIAL RISK MANAGEMENT (cont.)

Market risk (cont.)

As at June 30, 2012, the Group held the following financial assets and liabilities that were denominated in foreign currencies:

Consolidated	Year	USD	CAD	EUR	GBP	CNY	NZD	CHF	JPY
Financial assets
Cash at bank / on hand	2012	396,454	259,451	4,670	—	19	154	7,776	123,175
	2011	437,717	313,637	34,191	1	1,854	1,240	6,626	—

Trade and other receivables	2012	61,336	—	90,000	—	—	—	—	—
	2011	113,276	—	90,105	—	—	—	—	—

Total financial assets	2012	457,790	259,451	94,670	—	19	154	7,776	123,175
	2011	550,993	313,637	124,296	1	1,854	1,240	6,626	—

Financial liabilities
Trade and other payables	2012	210,304	7,886	1,652	—	49,128	1,817	3,090	69,677
	2011	217,168	22,539	17,250	—	68,158	136	3,290	—

Total financial liabilities	2012	210,304	7,886	1,652	—	49,128	1,817	3,090	69,677
	2011	217,168	22,539	17,250	—	68,158	136	3,290	—

Notes:	USD — United States dollars	CAD — Canadian dollars	EUR — European euros	GBP — Great Britain pounds
	CNY — Chinese yuan	NZD — New Zealand dollars	CHF — Swiss francs	JPY — Japanese yen

During the year ended June 30, 2012, the Australian dollar / US dollar exchange rate fell by 4.1%, from 1.0597 at the beginning of the year to 1.0161 at the end of the year.  During the same period, Australian dollar / Canadian dollar exchange rate increased by 0.6%, from 1.0351 at the beginning of the year to 1.0416 at the end of the year.

Based on the financial instruments held at June 30, 2012, had the Australian dollar weakened / strengthened by 10% against the US dollar with all other variables held constant, the Group’s loss for the year would have been $41,000 lower / $50,000 higher (2011: profit $47,000 lower / profit $58,000 higher), mainly as a result of changes in the values of cash and cash equivalents which are denominated in US dollars, as detailed in the above tables.

Based on the financial instruments held at June 30, 2012, had the Australian dollar weakened / strengthened by 10% against the Canadian dollar with all other variables held constant, the Group’s loss for the year would have been $23,000 lower / $28,000 higher (2011: profit $48,000 lower / profit $34,000 higher), due to changes in the values of cash and cash equivalents which are denominated in Canadian dollars, as detailed in the above tables.

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

The Group has a Short Term Investment Policy which was developed to manage the Group’s surplus cash and cash equivalents.  In this context, the Group adopts a prudent approach that is tailored to cash forecasts rather than seeking high returns that may compromise access to funds as and when they are required.  Under the policy, the Group deposits its surplus cash in a range of deposits / securities over different time frames and with different institutions in order to diversify its portfolio and minimise risk.

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

At June 30, 2012, if interest rates had changed by +/- 50 basis points from the year-end rates, with all other variables held constant, the Group’s loss for the year would have been $42,000 lower / higher (2011: profit $22,000 lower / higher), as a result of higher / lower interest income from cash and cash equivalents.  Consolidated equity for the Group would have been $42,000 higher / lower (2011: $22,000 higher / lower) mainly as a result of an increase / decrease in the fair value of cash and cash equivalents.

F38

37.           FINANCIAL RISK MANAGEMENT (cont.)

Market risk (cont.)

The exposure to interest rate risks and the effective interest rates of financial assets and liabilities, both recognized and unrealized, for the Group is as follows:

		Floating rate	Fixed rate	Carrying amount	Weighted ave. effective rate	Ave. maturity period
Consolidated	Year	$	$	$	%	days

Financial assets
Cash at bank / on hand	2012	2,380,114	—	2,380,114	2.31%	At call
	2011	1,985,257	—	1,985,257	1.56%	At call

Short-term deposits	2012	—	6,520,121	6,520,121	5.23%	61
	2011	—	3,119,410	3,119,410	5.92%	92

Performance bond / deposits	2012	—	17,460	17,460	—	At call
	2011	—	2,649	2,649	—	At call

Totals	2012	2,380,114	6,537,581	8,917,695
	2011	1,985,257	3,122,059	5,107,316

Financial liabilities
Hire purchase liabilities (Note 31)	2012	—	17,981	17,748	6.84%	79
	2011	—	70,989	67,878	6.30%	428

Totals	2012	—	17,981	17,748
	2011	—	70,989	67,878

Notes:   All periods in respect of financial assets are for less than one year.

In respect of the hire purchase liabilities attributable to the Group, the interest rates are fixed for the terms of the facility, which is less than one year ($17,748).

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

A balanced view of cash inflows and outflows affecting the Group is summarised in the table below:

	Year	< 6 months	6 to 12 months	1 to 5 years	> 5 years	Totals
		$	$	$	$	$
Financial assets
Cash at bank / on hand	2012	2,380,114	—	—	—	2,380,114
	2011	1,985,257	—	—	—	1,985,257

Short-term deposits	2012	6,520,121	—	—	—	6,520,121
	2011	3,119,410	—	—	—	3,119,410

Trade and other receivables	2012	495,975	—	—	—	495,975
	2011	674,369	—	—	—	674,369

Performance bond and deposits	2012	17,460	—	—	—	17,460
	2011	2,649	—	—	—	2,649

Total financial assets	2012	9,413,670	—	—	—	9,413,670
	2011	5,781,685	—	—	—	5,781,685

F39

37.           FINANCIAL RISK MANAGEMENT (cont.)

Liquidity risk (cont.)

	Year	< 6 months	6 to 12 months	1 to 5 years	> 5 years	Totals
		$	$	$	$	$
Financial liabilities
Trade and other payables	2012	905,772	—	—	—	905,772
	2011	1,115,028	—	—	—	1,115,028

Hire purchase liabilities	2012	17,981	—	—	—	17,981
	2011	26,306	26,702	17,981	—	70,989

Total financial liabilities	2012	923,753	—	—	—	923,753
	2011	1,141,334	26,702	17,981	—	1,186,017

Net maturity	2012	8,489,917	—	—	—	8,489,917
	2011	4,640,351	(26,702)	(17,981)	—	4,595,668

The Group had access to the following undrawn borrowing facilities as at June 30, 2012:

Nature of facility	Facility limit	Amount used	Amount available
	$	$	$
Master Asset Finance Facility	2,500,000	(17,748)	2,482,252
Credit card facilities	199,208	(15,861)	183,347

Note:        The Master Asset Finance Facility may be drawn at any time, subject to compliance with applicable banking covenants, and is subject to annual review.

Fair value measurements

The following methods and assumptions are used to determine the fair values of financial assets and liabilities:

Cash and cash equivalents: the carrying amount approximates fair value due to their short term to maturity.

Trade and other receivables: the carrying amount approximates fair value.

Inventories: the carrying amount approximates fair value.

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

38.           SUBSEQUENT EVENTS

On July 24, 2012, Mr. Gregory Brown was appointed as a Director of the Company.

On August 7, 2012, the Company sold a total of 46,951 ordinary shares in former subsidiary ImmunAid Pty. Ltd. for a total consideration of $46,951, prior to the payment of associated expenses.

On October 19, 2012, a total of 10,200,000 options that had previously been granted to certain Executives of the Company were exercised.  As a result of this exercise, a total of 10,200,000 ordinary shares were issued on that date at an issue price of $0.045 each, raising $459,000 in new equity for the Company.

On October 24, 2012, Termination and Release Agreements were executed by the five parties to the Limited Recourse Loan Agreements referred to in Note 33.  Accordingly, the respective Loan Agreements were terminated and cancelled.  No funds were ever advanced under the respective Loan Agreements.

Apart from these events, there have been no other significant events which have occurred after balance date.

F40