Form 20-F
period 2013-06-30
GENETIC TECHNOLOGIES LTD
filed 2013-10-30
CIK 1166272

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended June 30, 2013

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

475,471,819 Ordinary Shares

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

☒ Yes   ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate web site, if any, every Interactive Data file required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232 405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

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

PART I

Item 1.                                 Identity of Directors, Senior Management and Advisers

Item 1.A                        Directors and Senior Management

The Directors of the Company as of the date of this Annual Report are as follows:

Name	Position/Function	Business Address

Dr. Malcolm R. Brandon	Non-Executive Chairman	60-66 Hanover Street Fitzroy Victoria 3065 Australia

Tommaso Bonvino	Non-Executive Director	60-66 Hanover Street Fitzroy Victoria 3065 Australia

Dr. Mervyn Cass	Non-Executive Director	60-66 Hanover Street Fitzroy Victoria 3065 Australia

Benjamin Silluzio	Non-Executive Director	60-66 Hanover Street Fitzroy Victoria 3065 Australia

The members of Senior Management of the Company as of the date of this Annual Report are as follows:

Name	Position/Function	Business Address

Alison J. Mew (refer note)	Chief Executive Officer	60-66 Hanover Street Fitzroy Victoria 3065 Australia

Thomas G. Howitt (refer note)	Chief Financial Officer and Company Secretary	60-66 Hanover Street Fitzroy Victoria 3065 Australia

Dr. Richard Allman	Scientific Director	60-66 Hanover Street Fitzroy Victoria 3065 Australia

Gregory J. McPherson	Vice President Sales and Marketing	60-66 Hanover Street Fitzroy Victoria 3065 Australia

Ivan Jasenko	Operations Director	60-66 Hanover Street Fitzroy Victoria 3065 Australia

Mark J. Ostrowski	US Senior Vice President Sales and Marketing (Phenogen Sciences Inc.)	9115 Harris Corners Parkway Suite 320 Charlotte North Carolina 28269 USA

Note:                 As from October 15, 2013, Ms. Mew stepped aside from her day to day responsibilities as CEO for a period of three months for personal, health-related reasons.  As from that date, Mr. Howitt assumed the role of Acting CEO in addition to his usual roles of CFO and Company Secretary.

Item 1.B                            Advisers

Our principal bankers, accountants and legal advisers are as follows:

Name of Adviser	Function	Business Address

National Australia Bank Limited	Bankers - Australia	Level 2, 151 Rathdowne Street Carlton Victoria 3053 Australia

Bank of America, N.A.	Bankers - USA	155 Town Centre Drive Mooresville North Carolina 28117 USA

K&L Gates	General Counsel	525 Collins Street Melbourne Victoria 3000 Australia

Sheridan Ross PC	Licensing and Patent Attorneys	1560 Broadway, Suite 1200 Denver Colorado 80202-5141 USA

Greenberg Traurig, LLP	U.S. Securities Counsel	200 Park Avenue New York New York 10166 USA

Item 1.C                        Auditor

The auditor of the Group’s financial statements for the years ended June 30, 2013, 2012 and 2011 was PricewaterhouseCoopers, whose address is 2 Southbank Boulevard, Southbank, Victoria, 3006, Australia.  PricewaterhouseCoopers is the Company’s current independent registered public accounting firm, an appointment ratified at the Annual General Meeting held on November 25, 2009.

Item 2.                                 Offer Statistics And Expected Timetable

Not applicable.

Item 3.                                 Key Information

Item 3.A                        Selected Financial Data

The following selected financial data for the five years ended June 30, 2013 is derived from the audited consolidated financial statements of Genetic Technologies Limited, prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board, which became effective for our Company as of our fiscal year ended June 30, 2006.

The balance sheet data as of June 30, 2013 and 2012 and the statement of comprehensive income data for the 2013, 2012 and 2011 fiscal years are derived from our audited consolidated financial statements which are included in this Annual Report.  Balance sheet data as of June 30, 2011, 2010 and 2009 and statement of comprehensive income data for the 2010 and 2009 financial years are derived from our audited consolidated financial statements which are not included in this Annual Report.  The data should be read in conjunction with the consolidated financial statements, related notes and other financial information included herein.

All amounts are stated in Australian dollars as of June 30, as noted.

GENETIC TECHNOLOGIES LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR 2013, 2012, 2011, 2010 AND 2009

	Year ended June 30, 2013	Year ended June 30, 2012	Year ended June 30, 2011	Year ended June 30, 2010	Year ended June 30, 2009
	AUD	AUD	AUD	AUD	AUD
Revenue from operations
Genetic testing services	3,377,183	3,691,215	4,594,960	4,915,528	4,599,286
Less: cost of sales (refer note below)	(1,945,467)	(1,948,625)	(2,034,916)	(2,722,975)	(2,760,359)
Gross profit from operations	1,431,716	1,742,590	2,560,044	2,192,553	1,838,927
Other revenue	5,002,354	3,136,406	13,680,741	3,739,747	5,391,714
Gain on deconsolidation of subsidiary	—	5,113,175	—	—	—
Selling and marketing expenses	(5,266,818)	(4,384,184)	(3,018,947)	(2,679,979)	(2,765,060)
General and administrative expenses	(4,413,782)	(5,608,038)	(3,696,165)	(3,196,488)	(4,282,275)
Licensing, patent and legal costs	(2,399,824)	(1,267,838)	(4,097,323)	(3,923,102)	(4,017,721)
Laboratory, research and development costs	(3,462,466)	(4,029,369)	(4,380,866)	(6,258,871)	(6,116,450)
Finance costs	(38,968)	(45,217)	(81,934)	(100,422)	(89,499)
Share of net loss of associates accounted for using the equity method	(437,185)	(132,037)	—	—	—
Non-operating income and expenses	235,490	177,684	(85,771)	425,239	1,407,829
Profit/(loss) from continuing operations before income tax	(9,349,483)	(5,296,828)	879,779	(9,801,323)	(8,632,535)
Net profit from discontinued operation	—	—	21,562	446,114	774,214
Profit/(loss) before income tax	(9,349,483)	(5,296,828)	901,341	(9,355,209)	(7,858,321)
Income tax expense	—	—	—	—	—
Profit/(loss) for the year	(9,349,483)	(5,296,828)	901,341	(9,355,209)	(7,858,321)
Other comprehensive income/(loss)
Realized gain on sale of available-for-sale investments transferred from reserve	—	—	—	(170,000)	—
Unrealized gain on available-for-sale investments	—	—	—	—	170,000
Exchange gains/(losses) on translation of controlled foreign operations	9,347	(6,818)	(85,079)	(8,623)	(13,408)
Exchange gains/(losses) on translation of non-controlled foreign operations	17,073	(296)	(11,585)	3,404	6,133
Other comprehensive income/(loss) for the year, net of tax	26,420	(7,114)	(96,664)	(175,219)	162,725
Total comprehensive profit/(loss) for the year	(9,323,063)	(5,303,942)	804,677	(9,530,428)	(7,695,596)
Profit/(loss) for the year is attributable to:
Owners of Genetic Technologies Limited	(9,298,367)	(5,287,523)	910,002	(9,343,766)	(7,841,073)
Non-controlling interests	(51,116)	(9,305)	(8,661)	(11,443)	(17,248)
Total profit/(loss) for the year	(9,349,483)	(5,296,828)	901,341	(9,355,209)	(7,858,321)
Total comprehensive profit/(loss) for the year is attributable to:
Owners of Genetic Technologies Limited	(9,289,020)	(5,294,341)	824,923	(9,522,389)	(7,684,481)
Non-controlling interests	(34,043)	(9,601)	(20,246)	(8,039)	(11,115)
Total profit/(loss) for the year	(9,323,063)	(5,303,942)	804,677	(9,530,428)	(7,695,596)

GENETIC TECHNOLOGIES LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (cont.)

FOR 2013, 2012, 2011, 2010 AND 2009

	Year ended June 30, 2013	Year ended June 30, 2012	Year ended June 30, 2011	Year ended June 30, 2010	Year ended June 30, 2009
	AUD	AUD	AUD	AUD	AUD
Earnings/(loss) per share (cents per share)
Basic and diluted net profit/(loss) per ordinary share	(1.97)	(1.15)	0.22	(2.46)	(2.10)
Weighted-average shares outstanding	472,084,970	460,402,869	404,605,152	380,965,204	373,906,149

GENETIC TECHNOLOGIES LIMITED

CONSOLIDATED BALANCE SHEET DATA
FOR 2013, 2012, 2011, 2010 AND 2009

	As of June 30, 2013	As of June 30, 2012	As of June 30, 2011	As of June 30, 2010	As of June 30, 2009
	AUD	AUD	AUD	AUD	AUD
Assets
Current assets	2,657,416	9,949,795	6,255,344	4,502,161	10,103,166
Non-current assets	5,662,111	6,491,956	2,667,010	3,777,411	7,874,565
Total assets	8,319,527	16,441,751	8,922,354	8,279,572	17,977,731
Liabilities
Current liabilities	(2,465,016)	(1,930,568)	(2,025,629)	(2,478,943)	(3,779,385)
Non-current liabilities	(96,224)	(108,541)	(82,730)	(82,933)	(86,301)
Total liabilities	(2,561,240)	(2,039,109)	(2,108,359)	(2,561,876)	(3,865,686)
Net assets	5,758,287	14,402,642	6,813,995	5,717,696	14,112,045
Equity
Contributed equity	83,735,845	83,280,142	72,378,105	72,378,105	71,285,663
Reserves	3,951,771	3,719,419	1,697,914	1,529,142	1,701,899
Accumulated losses	(82,049,916)	(72,751,549)	(67,464,026)	(68,374,028)	(59,030,262)
Non-controlling interests	120,587	154,630	202,002	184,477	154,745
Total equity	5,758,287	14,402,642	6,813,995	5,717,696	14,112,045

Exchange rates

The following table sets forth, for the periods and dates indicated, certain information concerning the noon buying rate in New York City for Australian dollars expressed in U.S. dollars per $1.00 as certified for customs purposes by the Federal Reserve Bank of New York.

Period ended	At period end	Average rate	High	Low
Yearly data
June 2009	0.8055	0.7513	0.9797	0.6073
June 2010	0.8480	0.8820	0.9369	0.7751
June 2011	1.0732	0.9905	1.0732	0.8380
June 2012	1.0236	1.0323	1.1026	0.9453
June 2013	0.9165	1.0272	1.0591	0.9165
Monthly data
June 2013	0.9165	0.9440	0.9770	0.9165
July 2013	0.8957	0.9155	0.9259	0.8957
August 2013	0.8901	0.9037	0.9193	0.8901
September 2013	0.9342	0.9303	0.9444	0.9055
October 2013 (note)	0.9671	0.9477	0.9671	0.9366

Note:        Data for the month of October 2013 covers the period from October 1, 2013 to October 18, 2013.

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

The business now called Genetic Technologies Limited was founded in 1989.  Up until the year ended June 30, 2011, we have incurred operating losses in every year of our existence.  We incurred net losses of $7,841,073 for year ended June 30, 2009, net losses of $9,343,766 for year ended June 30, 2010, a net profit of $910,002 for year ended June 30, 2011, net losses of $5,287,523 for year ended June 30, 2012 and net losses of $9,298,367 for year ended June 30, 2013.  As of June 30, 2013, we have accumulated losses of $82,049,916 and the extent of any future losses and whether or not the Company can generate profits remains uncertain.

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

This matter bears a resemblance to the U.S. litigation filed by the American Civil Liberties Union against Myriad’s U.S. patent equivalent in which a U.S. Federal District Court ruled that isolated DNA sequences are not eligible for patent protection because of the fact that they are “products of nature”.  On July 29, 2011, Myriad successfully appealed this decision with the Federal Circuit Court of Appeals reversing the decision of the United States District Court for the Southern District of New York.  On March 26, 2012 the U.S. Supreme Court remanded the case back to the U.S. Court of Appeals for the Federal Circuit for reconsideration.  On August 16, 2012, the U.S. Court of Appeals for the Federal Circuit ruled on the Myriad case in the U.S., upholding the patentability of gene patents.  In a further development in the case of the Association for Molecular Pathology v. Myriad Genetics, on June 13, 2013, the Supreme Court ruled (1) that isolated genomic DNA (gDNA) is not patentable under section 101 of the Patent Act, but (2) cDNA (which the Court defined as “synthetically created DNA”) is patentable,  The decision was intended to provide some clarity around DNA patents, but appears to have had the opposite effect and caused further uncertainty which is likely to persist for the forseeable future.

On September 30, 2011, Genetic Technologies filed documents with the Australian Federal Court to the effect that the Company submits to the orders of the Court and takes no further part in the proceedings.  On February 15, 2013, the Australian Federal Court ruled in favor of Myriad Genetics in this matter.

Myriad Genetics argued that by virtue of the process of extracting the gene from the body, it had satisfied the requirements of an “invention” according to section 18(1)(a) of the Patents Act which states that an invention must be a “manner of manufacture”. Based on previous case law, the Court held that a “manner of manufacture” requires an “artificial state of affairs” of some discernible effect that is of economic significance.

That decision was subsequently appealed by one of the plaintiffs on March 4, 2013 and that appeal has been heard by the courts and a judgment is due in the near future, making the impact of the trial decision uncertain at this stage.

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

In recent years, health care payers as well as federal and state governments have focused on containing or reducing health care costs.  We cannot predict the effect that any of these initiatives may have on our business.  In particular, gene-based therapeutics, if successfully developed and commercialized, are likely to be costly compared to currently available drug therapies.  Health care cost containment initiatives focused either on gene-based therapeutics or on genetic testing could result in the growth in the clinical market for genetic testing being curtailed or slowed.  In addition, health care cost containment initiatives could also cause pharmaceutical companies to reduce research and development spending.  In either case, our business and our operating results could be adversely affected.  Further, genetic testing in clinical settings is often billed to third-party payers, including private insurers and governmental organizations.  If our current and future clinical products and services are not considered cost-effective by these payers, reimbursement may not be available to users of our services.  In this event, potential customers would be much less likely to use our services and our business and operating results could be harmed.  Further, the amounts we receive in respect of the tests we perform may fall.

In regards to other medical tests we offer, increased competition from countries such as China and India is likely to make inroads to our marketplaces, offering lower priced tests which may decrease our profitability.  Within Australia, the continued performance by public institutions of certain medical diagnostic tests also carries the risk that those institutions may acquire the latest generation of robotic test platforms which are able to perform tests at substantially lower costs.  In some cases, these institutions are heavily subsidized by the government and therefore do not have the same commercial and amortization cost bases of a publicly listed company such as Genetic Technologies.  As such, they may be able to offer tests at a lower price than we can offer them.

Launch of BREVAGenTM

With the acquisition of our BREVAGenTM breast cancer risk assessment test in 2010 and its subsequent launch in June 2011, a number of potential commercial risks have been identified.  The test exists in a new area of genetic testing, being a predictive test, and it will take time for us to establish credibility and educate the potential customer groups we have identified.  This may result in a lag in establishing reasonable rates of sales which may be aggravated by any resistance associated with price sensitivity.  Despite various studies and review publications, clinician adoption of the test on a regular basis requires substantial resources and effort.

Establishing a new U.S. company, such as we have done with Phenogen Sciences Inc., requires staffing with qualified and experienced salespeople and the identification of territories in which to start selling the test.  These salespeople require time to establish customer contact and to convert sales.  Invariably, some new employees are not be able to adapt to the new sales environment and may need to be replaced after the first stage of selling, potentially hampering growth.  Even though the Company’s Australian laboratory has now been CLIA certified, U.S. government health care programs could potentially restrict our ability to offer the test in the U.S., thereby restricting our available market.

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

Building the Genetic Testing Business

Background and history of the paternity testing business

In the early 1990’s, GeneType AG established a small service testing laboratory in Melbourne, Australia, initially to show-case its non-coding inventions, but also to generate revenue to help support and fund its ambitious research programs in those early days.  Following the acquisition of several other small DNA testing laboratories in Australia, GeneType AG consolidated its genetic testing business such that the Company is now the largest provider of paternity and related testing services in Australia.  Further, our service testing laboratory in Fitzroy (an inner suburb of Melbourne, Victoria) is the leading non-Government genetic testing service provider in Australia.  We now have extensive experience in providing DNA-based individuality testing for the resolution of disputed paternity and the determination of familial relationships for immigration purposes.

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

In December 2009, Genetic Technologies negotiated an exclusive option to investigate the purchase of various assets from Perlegen Sciences, Inc. of Mountain View, California which included a breast cancer non-familial risk assessment test, BREVAGen™.  Those assets were subsequently purchased by the Company in April 2010.  Work then began on validating the test in GTG’s Australian laboratory as well as initiating the process for obtaining CLIA certification which would enable the Company to undertake the testing of samples received from the U.S. market.  By July 2010, a new U.S. subsidiary named Phenogen Sciences Inc. had been incorporated by the Company in Delaware to market and distribute the BREVAGen™ test across mainland U.S.A.  In April 2011, the Company announced that it had gained certification of its Australian laboratory under the U.S. Clinical Laboratories Improvements Amendments, as regulated by the Centers for Medicare and Medicaid in Baltimore, Maryland.  This certification, which enables the Company to accept and test samples from U.S. residents, was the culmination of preparations required for the U.S. launch of the Company’s BREVAGen™  test which occurred in June 2011.  Phenogen Sciences has since established an office in Charlotte, North Carolina.

During the first half of the 2013 financial year, the Company announced that it had received licensure to sell BREVAGen™ into the states of California and Florida, bringing the total number of U.S. states in which the BREVAGen™ test can be sold to 49 of the 50 U.S. states.  In July 2013, the Company was inspected by a representative of the New York State Department of Health, Clinical Laboratory Evaluation Program (“CLEP”).  The Company’s laboratory received an inspection result with no deficiencies reported and, on August 30, 2013, the Company announced that it had received the formal certificate of qualification from CLEP.  This approval allows the Company to test BREVAGenTM samples from residents of New York State (a densely populated state of nearly 20 million people) and completes the out of state licensures allowing the Company to provide testing services to all 50 U.S. states.  Genetic Technologies’ wholly-owned US subsidiary, Phenogen Sciences Inc., (“Phenogen”) has commenced appointing representatives to cover this state, with a particular emphasis on New York City.

In August 2012, the Company announced that it had received European CE Mark approval for BREVAGen™, which will allow BREVAGen™ to be sold in the EU and other countries that recognise the CE Mark.

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

By late 2009, the new strategy for GTG of focusing on genetic health started to impact the way resources would be used in the animals business.  This change in strategic direction meant that many ad-hoc and small / infrequent volume animal tests were eliminated from the animal testing portfolio.  A decision to focus solely on canine genetic tests meant an increase in establishing relationship with new channel partners.  In the Veterinary market, Gribbles was appointed as the Company’s exclusive distribution partner for Australia and New Zealand.  In the animal welfare area, our relationship with Lort Smith Animal Hospital continued and additional relationships established with the Animal Welfare Leagues in New South Wales and South Australia and the New Zealand Kennel Club.  Outside the main cities, distribution agreements were set up with ART in Rockhampton, Queensland.(3) Forensic testing - recognizing the increasing use of DNA analysis in forensics and the demand this would place on existing government laboratories, in February 2004, the Company successfully gained forensics accreditation from the National Association of Testing Authorities, Australia (“NATA”).  We were the first non-government laboratory in Australia to be awarded this accreditation.  Since then, we have developed a highly efficient and technologically advanced forensics laboratory.  This capability was substantially advanced by our recent non-coding licensing deal with Applera Corporation under which we secured equipment and supplies essential to conducting forensics analysis.  Together with these resources and our experience in DNA analysis, the Company is becoming a major provider of DNA analysis services to the Australian forensics community.

In April 2006, we announced that we had been awarded a contract to supply the New South Wales (N.S.W.) Police Force with DNA analysis services, under which we provided services for an initial trial period of three months.  Following this successful trial, we executed a three year contract with the NSW Police Force in January 2008 for DNA analysis services for their volume crime samples, such as burglary and motor vehicle theft.  This contract represented a major breakthrough for the Company and was the first time in Australia that any Police Force had awarded a long-term contract to outsource the testing of their crime samples.  The initial term of the contract with the NSW Police Force ended in January 2011.  The contract has since expired in January 2013.

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

In total, we have 18 issued patents and 10 patent applications in the United States.  Reflecting our international business strategy, we have also sought and been granted foreign patents by many other major industrialized nations, corresponding to each of the major patents already issued in the United States.

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

Historically, were have initiated legal proceedings against a number of companies, including Applera Corporation.  On December 12, 2005, we announced the final settlement of our patent dispute with Applera, further to a settlement conference held in San Francisco, California.  The parties executed a number of binding agreements, including a final Settlement Agreement plus license agreements and a supply agreement and, subsequently, they jointly applied to Northern California District Court requesting that all claims and counterclaims in the legal action be dismissed forthwith.  The total value of the consideration receivable by us is approximately $15 million, payable partly in cash and partly in kind, including agreements supplying the Company with certain Applera equipment, reagents and intellectual property rights.  As of June 30, 2013, the total value of these rights was $1,222,579.  Recognition of in-kind consideration as revenue is subject to us meeting certain revenue recognition criteria including, but not limited to, the measurement of fair value at the time of receipt.

Our current patent portfolio is described below.  “Numbers” refers to either provisional, application, publication or patent number.

	Country / region	Numbers	Granted	Pending
INTRON SEQUENCE ANALYSIS

Intron sequence analysis method for detection of adjacent and remote locus alleles as haplotypes	Australia	AU654111	•
Earliest priority August 25, 1989		AU672519	•
	Austria	AT144797	•

Belgium	EP414469	•
Canada	CA2023888	•
Denmark	DK414469	•
Europe	EP414469	•
France	EP414469	•
Germany	DE69029018	•
	DD299319	•
Great Britain	EP414469	•
Greece	GR3022410	•
Hong Kong	HK1008053	•
Israel	IL95467	•
Italy	EP414469	•
Japan	JP3206812	•
Luxembourg	EP414469	•
Netherlands	EP414469	•
New Zealand	NZ235051	•
Singapore	SG47747	•
South Africa	ZA9006765	•
Spain	ES2095859	•
Sweden	EP414469	•
Switzerland	EP414469	•
United States	US5192659	•
	US5612179	•
	US5789568	•

GENOMIC MAPPING

Genomic mapping method by direct haplotyping using intron sequence analysis	Australia	AU647806	•
Earliest priority July 11, 1990	Austria	AT185377	•
	Belgium	EP570371	•
	Canada	CA2087042	•
	Denmark	DK570371	•
	Europe	EP570371	•
	France	EP570371	•
	Germany	DE69131691	•
	Great Britain	EP570371	•
	Ireland	IE912426	•
	Israel	IL98793	•
	Italy	EP570371	•
	Japan	JP3409796	•
	Luxembourg	EP570371	•
	Netherlands	EP570371	•
	New Zealand	NZ238926	•
	South Africa	ZA9105422	•
	Sweden	EP570371	•
	Switzerland	EP570371	•
	United States	US5851762	•

PERLEGEN

Methods for genomic analysis	Australia	AU785425	•
Earliest priority March 30, 2001	Israel	IL148783	•
	United States	US6969589	•
	Canada	CA2380047		•
	Europe	EP1246114		•
	United States	US12/795361		•

Methods for identifying matched groups	United States	US7124033	•
Earliest priority April 30, 2003

Genetic analysis systems and methods	Australia	AU2003202919	•
Earliest priority January 7, 2002	United States	US6897025	•
	Canada	CA2472646	•
	Europe	EP03702032.8	•

Life sciences business systems and methods	United States	US6955883	•
Earliest priority March 26, 2003

Life science business systems	United States	US7427480	•
Earliest priority March 26, 2003

Pharmaceutical and diagnostic business systems and methods	United States	US7135286	•
Earliest priority March 26, 2002

Haplotype structure of Chromosome 21 (LQTS)	United States	US7115726	•
Earliest priority March 30, 2001

	Country / region	Numbers	Granted	Pending
BREVAGenTM

Methods for genetic analysis	United States	US7127355	•
Earliest priority March 5, 2004	Japan	JP2007502088		•

Methods for genetic analysis	Australia	AU2008304485		•
Earliest priority September 27, 2007	Canada	CA2704152		•
	Europe	08833114.5		•

Markers for breast cancer	Australia	AU2006320559	•
Earliest priority November 29, 2006		AU2012202265		•
	Canada	CA2631621		•
	China	CN20068005171.0		•
	Europe	EP06838661.4	•
		12156416.5		•
		12156418.1		•
		12156417.3		•
		12156415.7		•
	Hong Kong	HK09101235.4	•
		12112875.1		•
		12112368.5		•
		12112874.2		•
		12112873.3		•
	Israel	IL191566		•
		227562		•
		227563		•
		227564		•
	Japan	JP2008543446		•
		2013-112566		•
	South Korea	KR1020087015808		•
		10-2013-7020281		•
	United States	US12/890272		•
		US12/370972		•

Methods for breast cancer risk assessment	Australia	2010/000675		•
Earliest priority June 1, 2009	Canada	2763500		•
	China	201080033130.5		•
	Europe	10782820.4		•
	Hong Kong	12109000.5		•
	Israel	216627		•
	Japan	2012-513409		•
	Mexico	MX/a/2011/012913		•
	United States	US12/920815		•

LABORATORY TECHNIQUES

Internal standards for electrophoretic separations	Austria	AT159589	•
Earliest priority July 11, 1990	Europe	EP466479	•
	France	EP466479	•
	Germany	DE69127999	•
	Great Britain	EP466479	•
	Japan	JP4232850	•
	Sweden	EP466479	•
	United States	US5096557	•

	Country / region	Numbers	Granted	Pending
ANCESTRAL HAPLOTYPES

Genetic analysis	Europe	EP660877	•
Earliest priority November 1, 1991	France	EP660877	•
	Germany	DE69232726	•
	Great Britain	EP660877	•

Method for determining ancestral haplotypes using haplospecific geometric elements within the major histocompatability complex multigene cluster
Earliest priority November 1, 1991	United States	US6383747	•

Methods of genetic analysis involving the amplification of complementary duplicons	Australia	AU2006214800	•
Earliest priority February 16, 2005	Canada	CA2597947		•
	Europe	EP1848819		•
	United States	US2009150080	•

ATHLETIC PERFORMANCE

ACTN3 genotype screen for athletic performance	Australia	AU2003258390	•
Earliest priority September 16, 2002	India	IN216886	•
	New Zealand	NZ538890	•
	Russia	RU2388829	•
	United States	US7615342	•
	Europe	EP1546403	•
	Canada	CA2499084	•
	Germany	EP1546403		•
	France	EP1546403		•
	Great Britain	EP1546403		•
	China	CN1732270		•
	Japan	JP2005538710		•

NEMATODE PROJECT

High resolution analysis of genetic variation within Cryptosporidium parvum	Australia	AU2003250619	•
Earliest priority August 21, 2002

	Country / region	Numbers	Granted	Pending
RARECELLECT® PROJECT

Fetal cell recovery method	Australia	AU649027	•
Earliest priority March 27, 1990	Austria	AT194166	•
	Belgium	EP521909	•
	Canada	CA2059554	•
	Denmark	DK521909	•
	Europe	EP521909	•
	France	EP521909	•
	Germany	DE69132269	•
	Great Britain	EP521909	•
	Greece	GR3034487	•
	Ireland	IE910996	•
	Israel	IL97677	•
	Italy	EP521909	•
	Japan	JP2965699	•
	Luxembourg	EP521909	•
	Netherlands	EP521909	•
	New Zealand	NZ237589	•
	Singapore	SG79188	•
	South Africa	ZA9102317	•
	Spain	ES2149760	•
	Sweden	EP521909	•
	Switzerland	EP521909	•
	United States	US5447842	•

Maternal antibodies as fetal cell markers to identify and enrich fetal cells from maternal blood	New Zealand	NZ537328	•
Earliest priority May 31, 2002	Singapore	SG108133	•
	Australia	AU2003229397	•
	Japan	JP4589106	•
	United States	US7785898	•
	Canada	CA2492631	•
	Europe	EP1532453	•
	Hong Kong	HK1075699		•

Epigenetic DNA enrichment	Australia	2010306072		•
Earliest priority October 14, 2009	Europe	10822895.8		•
	Israel	219172		•
	United States	13/501799		•

Identification of fetal DNA and fetal cell markers in maternal plasma or serum	Australia	AU2004217872	•
Earliest priority March 5, 2003	United States	US10/547721	•
		US13/757527		•

Methods of enriching fetal cells	Europe	EP06721493		•
Earliest priority May 11, 2005	Japan	JP2008510361		•
	Canada	CA2651367		•
	United States	13/385775		•

Biological sampling device	Australia	2010207877		•
Earliest priority January 27, 2009	Canada	2787405		•
	China	201080014151.2		•
	Europe	10735423.5		•
	Hong Kong	12105199.4		•
	Israel	514310		•
	Singapore	201105383.2		•
	United States	13/146376		•

	Country / region	Numbers	Granted	Pending
RARECELLECT® PROJECT (cont.)

Cell processing and/or enrichment methods	Europe	EP09712569.4		•
Earliest priority February 18, 2008	United States	US12/918015		•
	Canada	2752838		•

Methods for obtaining fetal genetic material	Australia	2010239131		•
Earliest priority April 21, 2009	Canada	2795268		•
	Europe	10766487.2		•
	Israel	215808		•
	Singapore	201107673.4		•
	United States	13/265485		•

Methods of enriching and detecting fetal nucleic acids	Australia	2010336017		•
Earliest priority December 23, 2009	Canada	2817990		•
	Europe	10838414.0		•
	Hong Kong	13103054.2		•
	Israel	220560		•
	United States	13/518454		•

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

In recent years, this strategy had evolved further with the appointment of Colorado-based law firm Sheridan Ross PC as our “assertion” partner.  With their assistance, the Company has now filed three large patent infringement suits in the U.S. against a total of 25 separate parties. Further, 13 individual patent infringement suits have also been filed in the USA.  Settlement and license agreements have since been executed with a number of these parties.  As of the date of this Annual Report, negotiations continue with the remaining 10 parties and with other parties outside the U.S. lawsuits.

Our Licenses and Commercial Collaborations

Since commencing our licensing program back in 2002, we have granted commercial licenses to a total of 69 licensees and 6 research licenses to the following parties as of October 18, 2013, which are listed in reverse chronological order of the effective dates of the respective licenses:

Commercial licensees

69. Bio-Reference Laboratories / GenPath and Lenetix, USA	68. Genelex Corporation, USA
67. Genesis Genetics Institute, LLC, USA	66. Reproductive Genetics Institute Inc., USA
65. Bioscientia Institute for Medical Diagnostics and other Sonic Subsidiaries, Germany	64. Laboratory Corporation of America Holdings (‘LabCorp”)., USA
63. Genetics & IVF Institute Inc., USA	62. PreventionGenetics LLC, USA
61. 454 Life Sciences Corporation, USA	60. One Lambda Inc., USA
59. Conexio Genomics Pty. Ltd., Australia	58. GeneSeek Inc., USA
57. Sonic Group companies, USA	56. Eurofins STA Laboratories Inc., USA
55. AutoImmun Diagnostika GmbH, Germany	54. Hologic Inc., USA
53. Attomol GmbH, Germany	52. Navigenics Inc., USA
51. Orchid Cellmark Inc., USA	50. ViennaLab Diagnostics GmbH, Austria
49. Sunrise Medical Laboratories Inc., USA	48. Qiagen Sciences LLC, USA
47. Pioneer Hi-Bred International Inc., USA	46. Innogenetics NV (medical diagnostic products), Belgium
45. Laboratoires Réunis, Luxembourg	44. Interleukin Genetics Inc., USA
43. Beckman Coulter Inc. / Clinical Data Inc., USA	42. Monsanto Company (cattle genetics) USA
41. Molecular Pathology Laboratory Network Inc., USA	40. EraGen Inc., USA
39. Gen-Probe Inc., USA	38. TIB MOLBIOL Syntheselabor GmbH, Germany
37. Millennium Pharmaceuticals Inc., USA	36. GeneDx (Bio Reference Laboratories Inc.), USA
35. General Electric Company, USA	34. Prometheus Laboratories Inc. USA
33. Kimball Genetics Inc., USA	32. BioSearch Technologies Inc., USA
31. Syngenta Crop Protection AG, Switzerland	30. Monsanto Company (swine genetics), USA
29. Thermo Fisher Scientific Inc., USA	28. Monsanto Company (plant genetics) USA
27. Sciona Inc., USA	26. Genosense Diagnostics GmbH, Austria
25. Innogenetics NV (HLA products), Belgium	24. Bovigen LLC, USA
23. Optigen LLC, USA	22. Applera Corporation, USA
18 - 21. Four agriculture groups, New Zealand	17. Australian Genome Research Facility Limited, Australia
16. Bionomics Limited, Australia	15. C.Y. O’Connor ERADE Village Foundation, Australia
14. ViaLactia Biosciences Limited, New Zealand	13. MetaMorphix Inc., USA (license subsequently terminated)
12. Genzyme Corporation, USA	11. Ovita Limited, New Zealand
10. Laboratory Corporation of America Holdings, USA	9. TM Bioscience Corporation, Canada
8. Quest Diagnostics Inc., USA	7. ARUP, USA
6. Biotage AB, Sweden	5. Myriad Genetics Inc., USA
4. Perlegen Sciences Inc., USA	3. Nanogen Inc., USA
2. Sequenom Inc., USA	1. Genetic Solutions Pty. Ltd., Australia

Research licensees

6. Texas A&M University (Merlogen Inc.), USA	5. Colorado State University, USA
4. University of Technology Sydney, Australia	3. King’s College London, England
2. University of Sydney, Australia	1. University of Utah, USA

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

On January 20, 2011, the Company announced it had filed a second patent infringement law suit in the U.S.A., this time in the U.S. District Court, Western District of Texas, Austin Division.  The seven counterparties to this action, each a company associated with Sonic Healthcare Limited, were: American Esoteric Laboratories, Clinical Pathology Laboratories Inc., Clinical Pathology Laboratories Southeast, East Side Clinical Laboratories, Clinical Pathology Laboratories Mid-Atlantic, Pathology Laboratories Inc. and Sonic Healthcare U.S.A. Inc.  This second suit followed the successful settlement between GTG and Sunrise Medical Laboratories (a counterparty to the first assertion suit, detailed above) which is also an entity associated with Sonic.  On February 21, 2012, the Company announced the successful conclusion of the second assertion suit having executed a Settlement with the companies associated with Sonic Healthcare Limited.

On May 26, 2011, the Company announced it had filed a third patent infringement law suit in the U.S.A., this time in the U.S.A. District Court, Western District of Colorado.  The ten counterparties to this suit are: Agilent Technologies Inc., Bristol-Myers Squibb Company, Eurofins STA Laboratories Inc., GlaxoSmithKline LLC, Hologic Inc., Merial LLC, Navigenics Inc., GeneSeek Inc., Pfizer Inc. and 454 Life Sciences Corporation.  Subsequent to filing this suit in Colorado, Settlement and License Agreements have been executed with Navigenics Inc., Hologic Inc., Eurofins STA Laboratories Inc., GeneSeek Inc. and 454 Life Sciences Corporation.

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

Further, on July 9, 2012, the Company announced that it had expanded the scope and jurisdictional reach of its success fee based retention arrangement with Sheridan Ross P.C. (“Sheridan Ross”) of Denver, Colorado pursuant to which the existing U.S. assertion arrangement with Sheridan Ross was extended to cover all of GTG’s non-coding patents in all jurisdictions.  Under the expanded arrangement, Sheridan Ross will be available to assist the Company in asserting all international equivalents of the U.S. non-coding patents as well as the newer non-coding patents acquired by GTG along with the purchase of BREVAGen™ from Perlegen Sciences Inc. in 2010.  Importantly, Sheridan Ross will now be able to assist GTG with asserting its non-coding patents globally, effectively acting as lead counsel to GTG in these international efforts.

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

One Lambda License:  Effective October 17, 2012, we granted a license to the Company’s non-coding patents to One Lambda, Inc. a company based in Canoga Park, California, as a part of settlement agreement.  As part of the license, One Lambda made an up-front cash payment which, under the terms of the agreement, cannot be disclosed.

454 Life Sciences License:  Effective November 16, 2012, we granted a license to the Company’s non-coding patents to 454 Life Sciences Corporation based in Branford, Connecticut, as a part of settlement agreement.  As part of the license, 454 Life Sciences made an up-front cash payment which, under the terms of the agreement, cannot be disclosed.

Genetics & IVF Institute License:  Effective April 16, 2013, we granted a license to the Company’s non-coding patents to Genetics & IVF Institute, Inc, based in Fairfax, Virginia, as a part of settlement agreement.  As part of the license, Genetics & IVF Institute made an up-front cash payment which, under the terms of the agreement, cannot be disclosed.

Laboratory Corporation of America Settlement Agreement:  Effective April 23, 2013, we executed a Settlement Agreement with Laboratory Corporation of America Holdings, based in Burlington, North Carolina.  As part of the Agreement, Laboratory Corporation of America made an up-front cash payment which, under the terms of the agreement, cannot be disclosed.

PreventionGenetics License:  Effective April 26, 2013, we granted a license to the Company’s non-coding patents to PreventionGenetics, LLC based in Marshfield, Wisconsin, as a part of settlement agreement.  As part of the license PreventionGenetics made an up-front cash payment which, under the terms of the agreement, cannot be disclosed.

Bioscientia Institute for Medical Diagnostics and other Sonic Subsidiaries, Europe, License:  Effective May 28, 2013, we granted a license to the Company’s non-coding patents to Sonic Healthcare — European Clinical Laboratory Entities, associated with Sonic Healthcare Limited of Sydney, Australia, as a part of settlement agreement. As part of the license various companies made an up-front cash payment which, under the terms of the agreement, cannot be disclosed.

Reproductive Genetics Institute License:  Effective June 26, 2013, we granted a license to the Company’s non-coding patents to Reproductive Genetics Institute, Inc., based in Chicago, Illinois, as a part of settlement agreement. As part of the license Reproductive Genetics Institute, made an up-front cash payment which, under the terms of the agreement, cannot be disclosed.

Genelex License:  Effective August 15, 2013, we granted a license to the Company’s non-coding patents to Genelex Corporation, based in Seattle, Washington, as a part of settlement agreement. As part of the license Genelex, made an up-front cash payment which, under the terms of the agreement, cannot be disclosed.

Genesis Genetics License: Effective August 29, 2013, we granted a license to the Company’s non-coding patents to Genesis Genetics Institute, LLC, based in Detroit, Michigan, as a part of settlement agreement. As part of the license Genesis Genetics, made an up-front cash payment which, under the terms of the agreement, cannot be disclosed.

Bio-Reference /Genpath / Lenetix License:  Effective October 1, 2013, we granted a license to the Company’s non-coding patents to Bio-Reference Laboratories, Inc., Genpath Diagnostics based in Elmwood Park, New Jersey, and Lenetix Medical Screening Laboratory,  based in Mineola , New York, as a part of settlement agreement. As part of the license,  the parties made an up-front cash payment which, under the terms of the agreement, cannot be disclosed.

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

Our Support for Significant Research Projects

During the year ended June 30, 2013, Genetic Technologies supported one major research program (RareCellect), details of which have been provided below.  In previous years, other projects, which have since been terminated or otherwise commercialized, have also been supported by the Company.  Some projects have arisen from new inventions made by the Company while some have been made by others who have approached the Company seeking collaboration and support for their activities.

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

Markets and competition:  There are some four million pregnancies per year in the United States alone.  It is already the case that some form of antenatal screening is provided for most pregnancies in developed countries.  The trend towards increasing numbers of women becoming pregnant later in life is resulting in an increasing risk of chromosomal aberrations in these pregnancies.  Given the expense, inconvenience and inaccuracy of current screening strategies, and the risks associated with subsequent invasive diagnostic procedures, it seems probable that a reliable, accurate, non-invasive, and relatively inexpensive diagnostic test would be rapidly adopted and applied in all pregnancies early in the pregnancy which would substantially increase the current markets.  This conclusion has, of course, been reached by a number of other parties.  . Several commercial diagnostic tests based on circulating fetal DNA from maternal plasma are beginning to appear in this space.  However, the Company believes that cervical mucus samples may provide a better alternative to fetal DNA recovered from maternal circulation as they have the potential to yield higher quantities and higher quality fetal genetic material.

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

On July 9, 2012, the Company announced that it had received formal notification from the USPTO that it had received and granted a request for a second ex parte re-examination of claims 1-18 and 26-32 of the ‘179 patent brought by Merial LLC of Duluth, Georgia (“Merial”).  Requesting re-examination is a common strategy employed by defendants in patent infringement proceedings and, as such, it is not unexpected from Merial who is currently a defendant in the action originally brought by the Company in the U.S. District Court for the District of Colorado for infringement of the ‘179 patent.  On March 15, 2013, the Company announced that the USPTO had issued an action reaffirming the validity of certain claims contained in the Company’s ‘179 patent.  In its formal notification to the Company, the USPTO stated that “claims 1-18 and 26-32 of the ‘179 patent are confirmed and claims 19-25 and 33-36 are not reexamined”.

On April 19, 2013, the Company advised that the USPTO had received a third request for an ex parte re-examination of the ‘179 patent, again from Merial, and that the request had been granted.  As was the case in all previous challenges, GTG will actively defend this matter in order to have the patent upheld.  On September 30, 2013, the Company announced that it had received an Ex-Parte Re-examination Certificate once again confirming the patentability of claims 1-18 and 26-32 of the ‘179 patent.  However, the Company also announced that Merial filed yet another (its third) request with the USPTO for re-examination of the ‘179 patent. This request for re-examination is currently under review by the USPTO.

Once again, the Company will actively defend this matter to have the patent upheld.  The ‘179 patent is very robust, having successfully been through three re-examinations with the USPTO which resulted in the re-issuing of the patent in full with all claims upheld, as mentioned above.

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

Genetic testing - forensics

Forensic DNA testing is defined to include DNA tests, the results of which can be relied upon as evidence in a court of law.  To meet the strict standards of court evidence, forensic testing can only be conducted through NATA accredited laboratories that have been approved for such work.  We were the first non-government owned, NATA accredited forensics laboratory in Australia.  At the moment, virtually all forensic testing is conducted through state government owned laboratories.  In some cases, these laboratories have backlogs and do not generally undertake private DNA forensic tests.  As such, we are one of a few accredited laboratory currently providing forensic testing services to the public and private markets.  To resolve the backlog problem, various state governments have already suggested that they plan to investigate the possibility of outsourcing the testing of forensic samples to the private sector.  In January 2008, the Company announced that it had been awarded a three year contract to supply New South Wales Police with DNA analysis services, however this contract has since expired in January 2013.

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

Fitzroy, Victoria

Genetic Technologies Limited rents the offices and laboratory premises which are located at 60-66 Hanover Street, Fitzroy, Victoria, Australia (an inner suburb of Melbourne) from Crude Pty. Ltd.  The lease is due to expire on August 31, 2015.  The anticipated total rental charge in respect of the year ending June 30, 2014 is approximately $347,500.  Genetic Technologies Limited does not have an option to purchase the leased premises at the expiry of the lease period.

Charlotte, North Carolina

Phenogen Sciences Inc., a wholly-owned subsidiary of Genetic Technologies Limited, rents office premises which are located at 9115 Harris Corners Parkway, Suite 320, Charlotte, North Carolina, USA from New Boston Harris Corners LLC.  The lease is due to expire on October 31, 2013 and is currently being re-negotiated for a further 12 months.  The anticipated total rental charge in respect of the year ending June 30, 2014 is approximately USD 32,940.  Phenogen Sciences Inc. does not have an option to purchase the leased premises at the expiry of the lease period.

Item 4.E         Unresolved Staff comments

There are no unresolved comments from the Commission staff regarding our periodic reports under the Exchange Act.

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

Formerly a Development Stage Enterprise

Until 2002, we were a development stage enterprise.  We had been developing our technology that resulted in the granting of seven families of patents in the U.S.A. which we have now actively started to commercialize and enforce.  Since inception up to June 30, 2013, we have incurred $82,049,916 in accumulated losses.  Our losses have resulted principally from costs incurred in research and development, general and administrative and sales and marketing costs associated with our operations.  Refer to the Consolidated Statements of Operations in Item 18.

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

Where we derive our revenues

Our major source of revenues up to June 30, 2002 were grants received from the Australian Government under the START Program licensing, fees from licensing the non-coding patents, DNA paternity testing services income in Australia and interest income from our cash on deposit and other cash equivalents.  Since 2002, our revenues have been derived principally from the sale of genetic tests and the granting of licenses to our non-coding technology.  During that period, our licensing program has been successful in securing licenses from a total of 69 commercial licensees and 6 research licensees (see Item 4.A for a complete list).  In June 2011, we launched the BREVAGenTM breast cancer risk assessment test in the U.S. marketplace and, as we are now accredited to offer the test in all 50 U.S. States, we anticipate that the revenues from the sale of this test will increase.

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

Recent Accounting Pronouncements

In respect of the year ended June 30, 2013, the Group has assessed all new accounting standards mandatory for adoption during the current year, noting no new standards which would have a material effect on the disclosure in these financial statements.  There has been no affect on the profit and loss or the financial position of the Group.  Certain new accounting standards and interpretations have been published that are not mandatory for June 30, 2013 reporting periods.  The Group’s and the parent entity’s assessment of the impact of these new standards and interpretations is set out in Note 2(b) of the attached financial statements.

Critical Accounting Policies

The accounting policies which are applicable to the Group and the parent entity are set out in Notes 2(c) to 2(ab) of the attached financial statements.

Comparison of the year ended June 30, 2013 to the year ended June 30, 2012

Revenues from operations

Our revenues from continuing operations (which include fees from the sale of genetic testing services) decreased by 9%, or $314,032, as compared to the 2012 financial year. Declines in revenues from BRCA breast cancer risk testing ($555,145), together with canine disease testing ($213,085), contributed to the decrease, both of which were due to increased price competition from our competitors.  Revenues received from paternity testing grew by $134,915 as compared to the 2012 financial year.  The launch of the Company’s new BREVAGenTM breast cancer risk assessment test in July 2011 contributed $332,501 to total genetic testing revenues.  Looking forward, we anticipate growth in the number of these new breast cancer risk tests being sold in the U.S. marketplace as we expand the local sales force into new and larger territories such as New York State during the 2014 financial year.  During the 2013 financial year, revenues from continuing operations principally formed part of the Australian geographic segment, with the exception of sales of the BREVAGenTM test which were U.S. based.

Cost of sales

Our cost of sales from continuing operations (which include direct costs incurred in performing our genetic testing services) decreased slightly by $3,158, from the 2012 financial year.  While there was an expected decrease in the cost of sales due to the reduction in the number of tests performed, there was an offsetting increase in stock write-offs during the year of $168,523. During the previous financial year, there was a small stock write-back.

Gain on deconsolidation of subsidiary

In April 2012, the Company announced that its former subsidiary, ImmunAid Pty. Ltd. (“ImmunAid”), had successfully raised $1,000,000 in a private placement from U.S., European and Australian sophisticated investors.  As a result of this issue, the equity interest in ImmunAid held by the Company fell below 50% and, due to the resulting loss of control, ImmunAid was deconsolidated from the Genetic Technologies Group on that date.  After allowing for certain capital restructuring and the payment of capital raising expenses, the pricing of this financing round, which was participated in by independent, arm’s-length parties, placed a value on GTG’s stake in ImmunAid of in excess of $4.5 million.  In turn, this transaction created a one-off gain on deconsolidation of $5,113,175 in the prior year which did not occur in the 2013 year.

Other revenue

Other revenue includes the total revenues generated from our licensing activities as well as interest income.  For the 2013 financial year, the Company’s licensing revenues were $4,784,913 which represented an increase of 89% as compared to the result from the previous year of $2,526,599.  During the 2013 financial year, we executed Settlement and License Agreements with eight parties: Conexio Genomics Pty. Ltd., Genetics & IVF Institute Inc., One Lambda Inc., Laboratory Corporation of America Holdings (“LabCorp”), PreventionGenetics LLC, Reproductive Genetics Institute Inc., 454 Life Sciences Corporation and Bioscientia Institute for Medical Diagnostics and other Sonic Subsidiaries, Europe, under which those companies have been granted non-exclusive rights to a number of GTG patents, including non-coding analysis and gene mapping.  As with the 2012 financial year, we continued to receive income from the Applera settlement.  Revenues received during 2013 from that settlement, which totaled $449,189, came in the form of equipment and reagent credits and represented an increase of $12,077 over the previous year.  Included in the total licensing revenues is royalty and annuity income of $1,205,236, which decreased by $131,704 during the 2013 year.  Licensing revenues form part of the Australian geographic segment.

The 2013 financial year has presented some new challenges for the Company’s licensing program, including the below mentioned re-examination proceedings for the `179 patent, and also certain changes to US legislation and new interpretations of US case law, all of which have contributed to some delay in reaching various settlements.

As previously stated, one of the Company’s non-coding patents has been the subject of several re-examinations. Genetic Technologies will actively defend such re-examinations and will also continue to vigorously pursue entities infringing the Company’s proprietary non-coding DNA technology. The Company intends to maintain the momentum of its U.S. assertion program and also its activities in Europe, to continue generating licensing revenues during the 2014 financial year.

In addition to the formal U.S. patent assertion program, the Company continues to independently pursue additional licenses external to these lawsuits, principally in Europe. Sheridan Ross continues to assist GTG with its licensing and intellectual property activities.

Selling and marketing expenses

Selling and marketing expenses increased by $882,634 (20%) to $5,266,818 during the 2013 financial year.  Considerable expenses ($3,608,635) were incurred this financial year as part of the expansion of the Company’s U.S. activities with respect to the sale of BREVAGenTM as compared with $3,048,099 incurred during the preceding financial year.  This was an increase of $560,537 over the previous financial year. There were also increases in selling and marketing expenses incurred in Australia due to increased personnel related costs of $133,479 and increased consultancy costs of $135,885 due mainly from changes in the reimbursement regime in the U.S.A.

General and administrative expenses

General and administrative expenses decreased by $1,194,256 (21%) to $4,413,782 during the financial year.  In the previous financial year, a significant one-off share based payment expense of $1,759,980 associated with transactions concerning shares in ImmunAid Pty. Ltd., accounted for the majority of this decrease.  This decrease was offset by one off capital raising expenses which were not allowed to be offset against equity of $292,081. Transaction costs of $175,341 relating to the Scheme Merger Agreement between the company’s Canadian subsidiary pursuant to which it would, subject to shareholder approval, acquire all of the outstanding shares of Sydney-based company Simavita Holdings Limited also added to the expenses incurred during the current year.

Licensing, patent and legal costs

Licensing, patent and legal costs increased significantly by $1,131,986 (89%) to $2,399,824 during the 2013 financial year. The increase in revenues from the new licenses granted during the financial year resulted in material increase in the quantum of commissions payable of $999,387, together with an increase in associated legal fees of $173,915.

Laboratory, research and development costs

Laboratory, research and development costs decreased by $566,903 (14%) to $3,462,466 during the 2013 financial year. During the 2012 financial year, the Company recognized an impairment charge in respect of certain intangible assets of $104,338. Also, in the prior financial year the Company spent $173,897 on patent costs for its subsidiary ImmunAid Pty. Ltd. This subsidiary has now deconsolidated from the Group. There were no comparable expenses for these two items in the current financial year.  There was also a reduction in employee costs by $130,932 and royalties payable by $77,763 during the 2013 financial year as one of the Company’s license agreements has expired. These reductions in current year expenses were partially offset by the one-off expense of a cost effectiveness study of the BREVAGenTM breast cancer risk assessment test of $153,020.

Finance costs

Finance costs decreased by $6,249 (14%) during the 2013 the financial year due to a reduction in the liabilities associated with plant and equipment that had been financed under hire purchase agreements and a reduction in the bank fees associated with credit card processing.

Other income and expenses

Other income and expenses included the following movements:

•                      Receipt during the 2013 financial year of a research and development tax credit of $181,036. Previously, research and development tax reduction amounts claimable were added to the Company’s carry forward tax losses and were not payable in cash by the Australian Taxation Office.

•                      Foreign exchange gains incurred during financial year of $46,264 compared with foreign exchange gains in the prior year of $141,364.  This represented a net decrease in overall exchange gains of $95,100 or 67% which was partly attributable to the fact that in the prior financial year roughly half of the cash received from the issue of shares in the Company was received in U.S. dollars and converted to Australian dollars shortly after being received at a favorable AUD to USD exchange rate.  Most of the Company’s total foreign exchange gains for that year arose from this single conversion.

•                      The loss arising from the disposal of fixed assets of $1,416 during the 2013 financial year compared to a profit of $31,455 in the prior year.  The gain on sale last financial year arose from the sale of an item of plant and equipment that had previously been fully written down.

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

During the year ended June 30, 2013, we incurred comprehensive losses of $9,323,063. During the year ended June 30, 2012, we incurred comprehensive losses of $5,303,942. During the year ended June 30, 2011, we generated a comprehensive profit of $804,677. We anticipate incurring additional costs during the next twelve months as we further expand the Company’s BREVAGenTM breast cancer risk assessment test in the U.S. market and elsewhere and generally broaden the range of products we offer and increase the number of the markets in which they are sold, and commercialize our last remaining research and development project.  The extent to which we will generate profits in future years will depend largely on the success of the licensing of our non-coding technologies and the expansion of our genetic testing business in the various global markets in which we operate now and in the future.

Since inception, our operations have been financed primarily from capital contributions by our stockholders, proceeds from our licensing activities and revenues from operations, grants, and interest earned on the Company’s cash and cash equivalents.

During the year ended June 30, 2013, the Company’s net cash flows used in continuing operations were $7,516,779.  During the year ended June 30, 2012, the Company’s net cash flows used in continuing operations of $7,674,174, whilst during the year ended June 30, 2011, the Company generated net cash flows from continuing operations were $2,217,725.  The Company’s cash and cash equivalents were $1,721,293 as of June 30, 2013.

Subsequent to balance date, the Company raised a further $6,500,000 from the issue of ordinary shares as part of a private placement and its Share Purchase Plan, with a commitment to raise a further $500,000.  As disclosed in Note 2(a) of the attached financial statements, the Directors have undertaken an assessment of the Company’s ability to pay its debts as and when they fall due.  As part of this assessment, the Directors have had regard to the Company’s cash flow forecasts for the twelve month period from the date of the attached Financial Report and the cash balance on hand as at that date.  The Directors recognize that there is uncertainty in the consolidated entity’s cash flow forecasts which result in a substantial doubt about the Company’s ability to continue as a going concern.  As disclosed in Note 2(a), the Company will seek approval to raise additional funds via the issue of a US$5,000,000 convertible note (subject to a shareholder vote which will be sought at an Extraordinary General Meeting on November 29, 2013).  Further, as the Company’s operations continue to expand, we anticipate that the revenues generated should assist the Company to once again achieve a cash positive result from operations.

Our net cash from / (used in) operating activities was $(7,516,779), $(7,674,174), and $2,233,279 for the years ended June 30, 2013, 2012 and 2011, respectively.  Cash from / (used in) operating activities for each period consisted primarily of losses incurred in operations reduced by depreciation and amortization expenses, share based payments expenses, foreign exchange movements and unrealized profits and losses relating to investments.  In approximate order of magnitude, cash outflows typically consist of staff-related costs, selling and marketing expenses, service testing expenses, general and administrative expenses, legal/patent fees and research and development costs.

Our net cash from / (used in) investing activities was $(178,652), $492,177 and $5,030 for the years ended June 30, 2013, 2012 and 2011, respectively.  Typically, cash used in investing activities related to the acquisition of laboratory equipment.  In addition, the agreement reached with Applera Corporation in December 2005 has provided us with significant credits for laboratory equipment and reagents produced by that company.  As of June 30, 2013, the balance of credits due under the various agreements with Applera Corporation was $1,222,579.

Our net cash from / (used in) financing activities was $437,955, $10,851,070, and $(314,762) for the years ended June 30, 2013, 2012 and 2011, respectively.  In respect of the year ended June 30, 2013, the Company generated net cash flows of $481,500 from the issue of 10,700,000 ordinary shares.  In respect of the year ended June 30, 2012, the Company generated net cash flows of $10,902,037 from the issue of 60,000,000 ordinary shares.  In all three years, outflows from financing activities included the repayment of hire purchase principal in respect of various items of laboratory equipment.

Apart from the purchase of plant and equipment of $53,611 in 2013, $76,314 in 2012 and $139,678 in 2011, we had no material capital expenditures for the years ended June 30, 2013, 2012 and 2011.

Future cash requirements

We expect that operating expenses and, to a lesser extent, capital expenditures will be a material use of our cash resources in future.  As of June 30, 2013, we had cash and cash equivalents totalling $1,721,293. Subsequent to this date, the Company raised a further $6,500,000 from the issue of ordinary shares as part of a private placement and its Share Purchase Plan, with a commitment to raise a further $500,000.  As disclosed above, the Directors have undertaken an assessment of the Company’s ability to pay its debts as and when they fall due.  As part of this assessment, the Directors have had regard to the Company’s cash flow forecasts for the twelve month period from the date of the attached Financial Report as current cash on hand is not sufficient to sustain operations for one year. In light of its financial position, the Company is evaluating strategic financial opportunities through a range of available options including raising additional funds via the issue of a US$5,000,000 convertible note as disclosed in Note 2(a) of the attached financial statements to maintain liquidity for the twelve month period through October 31, 2014 and beyond.  If the Company cannot raise such funds, the Company will not be able to develop or enhance products, take advantage of future opportunities, or respond to competitive pressures or unanticipated requirements, which would have a material adverse impact on the business, financial condition and results of operations. As a result of these matters, there is a substantial doubt about the Company’s ability to continue as a going concern and, therefore, that it may be unable to realise its assets and discharge its liabilities in the normal course of business as disclosed in Note 2(a) of the attached financial statements.

Operating leases

We are obligated under two operating leases for periods expiring through August 31, 2015.  These leases relate to the premises occupied by the Company in Fitzroy, Victoria, Australia and by its U.S. subsidiary, Phenogen Sciences Inc., in Charlotte, North Carolina, U.S.A.  The following table summarises the future minimum lease payments in respect of the two operating leases that had remaining non-cancellable lease terms in excess of one year as of June 30, 2013:

Year ending June 30,
2014	359,497
2015	347,493
2016	28,957
Total minimum lease payments	$735,947

Item 5.C         Research and Development, Patents and Licenses, etc.

Our principal business is biotechnology, with the emphasis on genomics and genetics, the licensing of our non-coding patents, reduction to practice of our fetal cell patents and expansion of the related service testing business.

The following table details historic R&D expenditure by project.

	2013	2012	2011
	$	$	$
RareCellect	313,791	289,208	223,717
ImmunAid (refer note)	—	188,525	305,775
Nematode project	1,053	906	52,523
Research at C.Y. O’Connor (refer note)	12,662	182,184	67,444
Other general R&D	245,871	231,451	392,002
Total R&D expense	573,377	892,274	1,041,461
Other expenditure	17,391,133	16,523,044	16,295,690
Total expenditure	17,964,510	17,415,308	17,310,151
R&D as a % of total expenditure	3%	5%	6%

Note:                  Research by the C.Y. O’Connor ERADE Village Foundation was terminated during the 2009 financial year.  The costs incurred since that time relate to impairment charges and legal fees associated with the patent portfolio that was acquired as part of that project.

ImmunAid research is carried out by former subsidiary ImmunAid Limited. As this subsidiary was deconsolidated from the Group during 2012 there was no expense incurred by the Group in 2013.

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

Item 5F.      Information about contractual obligations

The table below shows the contractual obligations and commercial commitments as of June 30, 2013:

	0-1 year	>1-<3 years	>3-<5 years	>5 years
Operating lease commitments	$359,497	$376,450	$—	$—

The above financial obligations are in respect of leases over office and laboratory premises.

Item 6.           Directors, Senior Management and Employees

Item 6.A        Directors and Senior Management

The Directors of the Company as of the date of this Annual Report are:

Dr. Malcolm R. Brandon, BScAgr, PhD (Non-Executive)

In office from July 1,2012 up to the date of this Report

Dr. Brandon, 66, was appointed to the Board on October 5, 2009 and as its Chairman on November 28, 2012.  He also serves as Chairman of the Company’s Audit Committee.  He has spent his career in the biotech and life sciences sector where he has over 35 years experience in commercially focused research and development and in building successful companies which have commercialised a wide range of technologies.  As the founding director of the Centre for Animal Biotechnology, a research arm within the University of Melbourne Veterinary Science School, he was responsible for fund raising and the development of many agricultural technologies and products.  Dr. Brandon was a co-founder and Director of Stem Cell Sciences Ltd. and Smart Drug Systems Inc. and is the Chairman of genetics and artificial animal breeding company Clone International which uses cloning technologies to breed cattle, sheep and horses and to preserve the genetics of elite animals.  Dr. Brandon also serves as Chairman of the Company’s Canadian-listed subsidiary, Gtech International Resources Limited.

Tommaso Bonvino, FAICD (Non-Executive)

In office from July 1, 2012 up to the date of this Report

Mr. Bonvino, 52, was appointed to the Board on November 25, 2009 and also serves as Chairman of the Company’s Corporate Governance Committee.  He has over 29 years experience in marketing and product development and has managed companies for various Italian, Spanish and French firms, distributing and marketing goods throughout South-East Asia.  He has established bilateral trade relationships between Australian and European companies in the technology and consumer goods sectors.  Most recently, Mr. Bonvino served as CEO of Private Branded Beverages Limited, and is a non-executive Director of the Melbourne Recital Centre and a Fellow of the Australian Institute of Company Directors.

Dr. Mervyn Cass, MBBS (Non-Executive)

In office from July 1, 2012 up to the date of this Report

Dr. Cass, 72, was appointed to the Board on September 30, 2011 and also serves as a member of the Company’s Audit and Corporate Governance Committees.  He is a practising medical practitioner and, after 28 years as the senior partner in an occupational medical practice in Port Melbourne, accepted the appointment as Medical Director of a plastic surgery centre in 1996.  He was the founding Chairman of the Australasian Occupational Medical Group and was a Director of Wolfe Research Pty. Ltd., a private medical biotech company associated with RMIT University.  He has been an advisor to the Victorian Government on Workers’ Compensation and Radiological Standards in general practice and is a former member of the Jewish Community Council of Victoria, the roof body of the Victorian Jewish Community.

Benjamin Silluzio, DipFM, GradDipAppFin, MAICD (Non-Executive)

In office from December 10, 2012 up to the date of this Report

Mr. Silluzio, 37, was appointed to the Board on December 10, 2012 and also serves as a member of the Company’s Audit and Corporate Governance Committees.  He specializes in the provision of advice for sophisticated investors, institutional clients and high net worth families in Melbourne, nationally and abroad.  Currently, he serves as the managing partner and desk head of RBS Morgans Family Office, and is also a director of Private Branded Beverages Ltd., a public unlisted company, and is a former President and Chairman of the Italian Chamber of Commerce.  Previously, Mr. Silluzio has held several senior positions in the stockbroking and funds management industries, including: Director of UBS Wealth Management Australia, Senior Vice President of Credit Suisse First Boston in Melbourne, Vice President and member of the “Smith Barney Century Council” at Citigroup Smith Barney in Melbourne

and as an institutional client advisor at Colonial Institutional Stockbroking in Sydney and Melbourne.

Also during the financial year, Dr. Melvyn J. Bridges served as a Director of the Company and Chairman of the Board from the beginning of the year until he was not re-elected on November 27, 2012.  Mr. Huw D. Jones served as a Director of the Company from the beginning of the year until he was not re-elected November 27, 2012.  Mr. Gregory W. Brown served as a Director of the Company from July 24, 2012 until his resignation on November 27, 2012.

Senior Management

We have a professional team of qualified and experienced personnel, including a number of research and development scientists and technicians.  The Group currently has 64 full-time-equivalent employees in addition to the four Directors listed above.  Of the total number of personnel, eight have Doctorate qualifications.  The members of the Company’s Senior Leadership Team as at the date of this Report, and a brief summary of their relevant experience, is as follows:

Alison J. Mew, (Chief Executive Officer)

Ms. Mew, 55, was appointed as Chief Operating Officer in August 2009 and subsequently as Chief Executive Officer in December 2012.  She has a diverse background in leadership and operations management in the biopharmaceutical industry, in both Australia and overseas, covering animal and human heath, including more than 13 years with CSL Ltd. in various senior positions. As from October 15, 2013, Ms. Mew has stepped aside from her day to day responsibilities for a period of three months for personal health-related reasons.

Thomas G. Howitt, (Chief Financial Officer and Company Secretary)

Mr. Howitt, 49, was appointed as CFO in June 2004 and Company Secretary in June 2005.  He has wide financial experience and has played key roles in the raising of bank debt and equity capital for various listed companies operating in a variety of industries, both domestically and internationally. He also serves as President of the Company’s Canadian-listed subsidiary, Gtech International Resources Limited, and is a current member of the Victorian Branch Committee of AusBiotech Ltd.  As from October 15, 2013, Mr. Howitt has also assumed the role of Acting CEO alongside his current duties as the Company’s CFO and Company Secretary.

Mark J. Ostrowski, (Senior Vice President Sales and Marketing — Phenogen Sciences Inc.)

Mr. Ostrowski, 50, was appointed as Senior Vice President Sales and Marketing — Phenogen Sciences Inc. in September 2012.  He brings more than 20 years of sales and marketing experience in molecular diagnostics, having served in senior managerial positions at market-leading companies focused on women’s health and oncology, including as Director of Sales Operations at Myriad Genetics and DIANON Systems.

Dr. Richard Allman, PhD (Scientific Director)

Dr. Allman, 53,  joined the Company in 2004 and was appointed as Scientific Director in December 2012. He has over 20 years of scientific and research experience in both the academic arena in the UK and the commercial sector in Australia. He has wide experience in research leadership, innovation management, and intellectual property strategy, covering oncology, diagnostics, and product development. Prior to entering the biotech sector, Dr. Allman’s academic career encompassed oncology research, drug development, and assay design.

Diana Newport,  (Quality and Business Operations Director)

Ms. Newport, 56,  was appointed as Quality and Business Operations Director in September 2013. She comes to the Company with extensive international Quality Systems and operational experience in the highly regulated industries of food and pharmaceutical. The Company will benefit from her experience gained from recent senior roles within the CSL quality control laboratories.

M. Luisa Ashdown,  (Director of Global Licensing and Intellectual Property)

Ms. Ashdown, 57, has expertise in the area of genetics and immunology and has been with the Company since it started in 1989 during which time she was instrumental in the establishment of the Company’s laboratory capability and DNA testing services. She has since served in various roles including as Director of several of GTG’s subsidiaries. For over a decade, she has been involved in Licensing and Property defence and management.

Also during the financial year, Mr. Lewis J. Stuart served as President and General Manager of Phenogen Sciences Inc. from the beginning of the year until he ceased employment with that company on August 24, 2012. Dr. Paul MacLeman resigned as Chief Executive Officer of the Company on November 27, 2012. Dr. David Sparling resigned as VP Legal and Corporate Development on November 27, 2012. Since the end of the financial year, Mr. Greg McPherson,  VP Sales and Marketing ceased to be an employee of the Company on July 12, 2013. Mr. Ivan Jasenko,  Operations Director ceased to be an employee of the Company on August 16, 2013.

Ms. Luisa Ashdown and Ms. Diana Newport became members of KMP on August 23, 2013 and September 26, 2013, respectively.

Item 6.B      Compensation

Details of the nature and amount of each major element of the compensation of each director of the Company and each of the named officers of the Company and its subsidiaries, for services in all capacities during the financial year ended June 30, 2013 are listed below.  All figures are stated in Australian dollars (AUD).

		Short-term		Post-employment	Long-term	Share-based
Name and title of		Salary/fees	Other	Superannuation	Long service leave	Options	Totals
Directors	Year	$	$	$	$	$	$
Dr. Malcolm R. Brandon (1)	2013	51,759	—	26,458	—	—	78,217
Non-Executive Chairman	2012	31,800	—	24,662	—	—	56,462
Tommaso Bonvino	2013	52,318	—	4,708	—	—	57,026
Non-Executive Director	2012	51,800	—	4,662	—	—	56,462
Dr. Mervyn Cass	2013	52,318	—	4,708	—	—	57,026
Non-Executive Director	2012	38,850	—	3,496	—	—	42,346
Benjamin Silluzio (2)	2013	29,344	—	2,641	—	—	31,985
Non-Executive Director	2012	—	—	—	—	—	—
Dr. Melvyn J. Bridges (3)	2013	32,683	—	9,754	—	—	42,437
Ex-Non-Exec. Chairman	2012	43,333	—	12,756	—	—	56,089
Gregory W. Brown (4)	2013	18,016	—	1,621	—	—	19,637
Ex-Non-Executive Director	2012	—	—	—	—	—	—
Huw D. Jones (5)	2013	21,229	—	1,910	—	—	23,139
Ex-Non-Executive Director	2012	51,800	—	4,662	—	—	56,462
Sidney C. Hack (6)	2013	—	—	—	—	—	—
Ex-Non-Executive Chairman	2012	12,384	—	23,845	—	—	36,229
Sub-totals for Directors	2013	257,667	—	51,800	—	—	309,467
	2012	229,967	—	74,083	—	—	304,050

Executives

		Short-term		Post-employment	Long-term	Share-based
Name and title of		Salary/fees	Other	Superannuation	Long service leave	Options	Totals
Directors	Year	$	$	$	$	$	$
Alison J. Mew (7), (16)	2013	223,133	—	24,999	7,201	—	255,333
Chief Executive Officer	2012	176,335	10,000	18,951	2,843	8,063	216,192
Thomas G. Howitt (16)	2013	222,624	20,000	22,286	4,598	—	269,508
Chief Financial Officer and Company Secretary	2012	220,204	5,000	22,726	5,111	8,063	261,104
Mark J. Ostrowski (8)	2013	221,953	10,778	—	—	63,549	296,280
US Senior Vice President Sales and Marketing	2012	—	—	—	—	—	—
Dr. Richard Allman (9)	2013	114,076	—	13,782	5,553	—	133,411
Scientific Director	2012	—	—	—	—	—	—
Dr. Paul D.R. MacLeman (10)	2013	122,949	161,297	11,064	—	—	295,310
Ex-Chief Executive Officer	2012	300,000	—	29,160	5,659	19,350	354,169
Lewis J. Stuart (11)	2013	52,843	107,752	—	—	—	160,595
Ex-General Manager US ops.	2012	267,894	—	—	—	12,900	280,794
Gregory J. McPherson (12)	2013	182,157	77,775	16,844	—	—	276,776
Ex-VP Sales and Marketing	2012	177,646	5,000	19,385	2,984	8,063	213,078
Dr. David J. Sparling (13)	2013	79,781	102,248	8,080	—	—	190,109
Ex-VP Legal / Corp. Develop.	2012	194,670	10,000	21,691	3,078	8,063	237,502
Ivan Jasenko (14)	2013	148,607	—	13,374	2,276	12,624	176,881
Ex-Operations Director	2012	—	—	—	—	—	—
Sub-totals for Executives	2013	1,368,123	479,850	110,429	19,628	76,173	2,054,203
	2012	1,336,749	30,000	111,913	19,675	64,502	1,562,839
Total remuneration of	2013	1,625,790	479,850	162,229	19,628	76,173	2,363,670
Key Management Personnel	2012	1,566,716	30,000	185,996	19,675	64,502	1,866,889

Notes:

The following changes to KMP occurred during the period from July 1, 2012 to the date of this Report:

(1)          Dr. Malcolm Brandon was appointed as the Non-Executive Chairman of the Board on November 28, 2012.

(2)          Mr. Benjamin Silluzio was appointed as a Non-Executive Director of the Company on December 10, 2012.

(3)          Dr. Melvyn Bridges ceased to be a Director of the Company and Chairman of its Board on November 27, 2012.

(4)          Mr. Gregory Brown resigned as a Director of the Company on November 27, 2012.

(5)          Mr. Huw Jones ceased to be a Director of the Company on November 27, 2012.

(6)          Mr. Sidney Hack resigned as a Director of the Company and Chairman of its Board on December 16, 2011.

(7)          Ms. Alison Mew was appointed as acting Chief Executive Officer of the Company on November 28, 2012 and as permanent Chief Executive Officer of the Company on December 10,  2012.

(8)          Mr. Mark Ostrowski was appointed US Senior Vice President, Sales and Marketing on September 7, 2012.

(9)          Dr. Richard Allman was appointed as Scientific Director of the Company on December 10, 2012.

(10)    Dr. Paul MacLeman resigned as Chief Executive Officer of the Company on November 27, 2012.  Included in his payments under the heading “other” is a termination payment of $161,297 (2012: $nil).

(11)    Mr. Lewis Stuart ceased to be an employee of the Company on August 24, 2012.  Included in his payments under the heading “other” is a termination payment of $107,752 (2012: $nil).

(12)    Mr. Greg McPherson ceased to be an employee of the Company on July 12,  2013.  Included in his payments under the heading “other” is a termination payment of $77,775 (2012: $nil) that was accrued as at 30 June 2013.

(13)    Dr. David Sparling resigned as VP Legal and Corporate Development on November 27, 2012.  Included in his payments under the heading “other” is a termination payment of $102,248 (2012: $nil).

(14)    Mr. Ivan Jasenko was appointed as Operations Director of the Company on December 10, 2012.  He subsequently resigned as Operations Director of the Company on August 16,  2013, i.e. after balance date.

(15)    Ms. Luisa Ashdown and Ms. Diana Newport became members of KMP on August 23, 2013 and September 26, 2013, respectively.

(16)    As from October 15, 2013, Ms. Mew stepped aside from her day to day responsibilities as CEO for a period of three months for personal, health-related reasons.  As from that date, Mr. Howitt assumed the role of Acting CEO in addition to his usual roles of CFO and Company Secretary.

(17)    The column above entitled “other” of $479,850 (2012: $30,000) comprised termination payments of $449,072 (2102: $nil) and STI payments of $30,778 (2012: $30,000).

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

As of the date of this Annual Report, there were three executives and 18 employees who have been granted options under the Plans.  Options issued under the Plan carry no rights to dividends and no voting rights.

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

Year ended June 30, 2013:

During the year ended June 30, 2013, a total of 3,650,000 options over the Company’s ordinary shares were issued to certain employees of the Group.  Each option, which was issued at no charge, entitles the holder to acquire one ordinary share in the Company at exercise prices ranging from $0.10 to $0.14 cents each up to, and including, January 25, 2018, unless exercised before that date.  The options vest in three equal tranches after 12 months, 24 months and 36 months from the date of grant, respectively

During the 2013 financial year, a total of 10,700,000 shares were issued as a result of the exercise of options.  No options have been exercised since the end of the financial year.  During the 2013 financial year, a total of 3,550,000 options that had been issued to employees lapsed.  Of this number, a total of 1,550,000 options were forfeited, while the remaining 2,000,000 options expired.  Option holders do not have any right, by virtue of their options, to participate in any share issue of the Company or any related body corporate

As of the date of this Annual Report, there was a total of 9,525,000 options outstanding.

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

During the years ended June 30, 2013, 2012 and 2011, the Company recorded a share-based payments expense in respect of the options granted of $223,005, $268,343 and $253,851, respectively.

The following is additional information relating to the options granted under the respective Plans as of June 30, 2013:

	Options outstanding			Options exercisable
Range of exercise prices	Number of options	Weighted average exercise price	Remaining weighted average contractual life (years)	Number of options	Weighted average exercise price
$0.01 - $0.10	1,500,000	$0.082	3.64	500,000	$0.045
$0.11 - $0.20	8,025,000	$0.159	3.45	2,666,667	$0.176
	9,525,000	$0.147	3.48	3,166,667	$0.155

The following is additional information relating to the options granted under the respective Plans as of June 30, 2012:

	Options outstanding			Options exercisable
Range of exercise prices	Number of options	Weighted average exercise price	Remaining weighted average contractual life (years)	Number of options	Weighted average exercise price
$0.01 - $0.10	12,000,000	$0.045	2.85	12,000,000	$0.045
$0.11 - $0.20	6,425,000	$0.167	3.99	1,258,333	$0.190
$0.21 - $0.30	1,700,000	$0.220	0.32	1,700,000	$0.220
	20,125,000	$0.099	3.00	14,958,333	$0.077

The following is additional information relating to the options granted under the respective Plans as of June 30, 2011:

	Options outstanding			Options exercisable
Range of exercise prices	Number of options	Weighted average exercise price	Remaining weighted average contractual life (years)	Number of options	Weighted average exercise price
$0.01 - $0.10	12,500,000	$0.045	3.85	—	$0.045
$0.11 - $0.20	4,800,000	$0.190	4.75	—	$0.190
$0.21 - $0.30	1,700,000	$0.220	1.32	1,700,000	$0.220
$0.31 - $0.40	150,000	$0.400	0.92	150,000	$0.400
$0.41 - $0.50	250,000	$0.430	0.12	250,000	$0.430
$0.51 - $0.60	250,000	$0.530	0.12	250,000	$0.530
	19,650,000	$0.110	3.73	2,350,000	$0.290

The fair value for the options issued to employees was estimated at the date of grant using a Black-Scholes option-pricing model with the following range of assumptions for June 30:

	2013	2012	2011
Risk Free Interest Rate	3.24% to 3.66%	3.23% to 3.65%	4.60% to 5.04%
Expected Dividend Yield	—	—	—
Historic and Expected Volatility	95% to 100%	83% to 100%	84% to 95%
Option Exercise Prices	$0.045 to $0.22	$0.12 to $0.2	$0.045 to $0.19
Weighted Average Exercise Price	$ 0.129	$0.145	$0.085
Expected Lives	3.48 years	3.83 years	3.94 years

A total of 3,650,000 options were granted during the year ended June 30, 2013.  A total of 3,250,000 options were granted during the year ended June 30, 2012.  A total of 17,300,000 options were granted during the year ended June 30, 2011.

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

The Board meets to discuss business regularly throughout the year, with additional meetings being held when circumstances warrant.  Included in the table below are details of the meetings of the Board and the two sub-committees of the Board that were held during the 2013 financial year.

			Sub-Committees of the Board
	Directors’ meetings		Audit		Corporate Governance
Name of Director	Eligible	Attended	Eligible	Attended	Eligible	Attended
Dr. Malcolm R. Brandon (1)	11	11	2	2	—	—
Tommaso Bonvino (2)	11	11	—	—	—	—
Dr. Mervyn Cass	11	10	1	1	—	—
Benjamin Silluzio	6	6	1	1	—	—
Dr. Melvyn J. Bridges (3)	3	3	1	1	—	—
Gregory W. Brown	3	3	—	—	—	—
Huw D. Jones	3	3	1	1	—	—

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

Committee membership

As at the date of this Report, the Company had an Audit Committee and a Corporate Governance Committee of the Board of Directors (the latter being formerly known as the Nomination and Remuneration Committee).  The individuals who served as members of these Committees during the financial year were:

The various individuals who served as members of the Sub-Committees during the 2013 financial year were:

	Audit Committee	Corporate Governance Committee
Name of Member	Period served	Period served
Dr. Malcolm R. Brandon	July 1, 2012 to June 30, 2013	Not applicable
Tommaso Bonvino	Not applicable	July 1, 2012 to June 30, 2013
Dr. Mervyn Cass	January 30, 2013 to June 30, 2013	January 30, 2013 to June 30, 2013
Benjamin Silluzio	January 30, 2013 to June 30, 2013	January 30, 2013 to June 30, 2013
Dr. Melvyn J. Bridges	July 1, 2012 to November 27, 2012	July 1, 2012 to November 27, 2012
Huw D. Jones	July 1, 2012 to November 27, 2012	July 1, 2012 to November 27, 2012

Notes:

(1)    Dr. Brandon served as the Chairman of the Audit Sub-Committee from November 28, 2012 to June 30, 2013.

(2)    Mr. Bonvino served as the Chairman of the Corporate Governance Sub-Committee from November 28, 2012 to June 30, 2013.

(3)    Dr. Bridges served as the Chairman of both Sub-Committees from July 1, 2012 to November 27, 2012.

(4)    In accordance with the Charter, the auditor attended two meetings of the Audit Committee at the request of the Committee.

As of the date of this Annual Report, the members of the Audit Committee, all of whom are independent, were:

Dr. Malcolm R. Brandon (Chairman)

Dr. Mervyn Cass

Benjamin Silluzio

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

Tommaso Bonvino (Chairman)

Dr. Mervyn Cass

Benjamin Silluzio

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

2013	64
2012	56
2011	60

Item 6.E                        Share Ownership

The relevant interest of the directors in the share capital of the Company as notified by them to the Australian Securities Exchange in accordance with section 205G(1) of the Corporations Act 2001 as of the date of this Annual Report is as follows:

Director	Ordinary shares	Percentage of Capital held
Dr. Malcolm R. Brandon	—	N/A
Tommaso Bonvino	—	N/A
Dr. Mervyn Cass	473,667	0.084%
Benjamin Silluzio	—	N/A

Notes:             As of the date of this Annual Report, no options over Ordinary Shares are held by the Directors.

Item 7.                                     Major Shareholders and Related Party Transactions

Item 7.A                        Major Shareholders

The table below sets forth the name of the only beneficial owner of 5% or more of our voting securities as of the date of this Annual Report:

Name	Number of Ordinary Shares held	Percentage of Capital held
Dr. Mervyn Jacobson	136,473,684 (refer note)	24.12%

Note:  Includes shares held by Mervyn Jacobson ApS and JGT ApS.

The number of Ordinary Shares on issue in Genetic Technologies as of the date of this Annual Report was 565,749,677.  The number of holders of Ordinary Shares in Genetic Technologies as of the date of this Annual Report was approximately 2,850.

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

Item 7.B                        Related Party Transactions

During the year ended June 30, 2013, various transactions between entities within the Group and other related parties occurred, as listed below.  Except where noted, all amounts were charged on commercial, arm’s-length terms and at commercial rates.

ImmunAid Limited

ImmunAid Limited (“ImmunAid”) is a former subsidiary of Genetic Technologies Limited (the “Company”) in which the Company holds a total of 4,500,000 ordinary shares, representing a 45% direct equity interest in ImmunAid.  Transactions between the Company and ImmunAid, and those involving shares in ImmunAid, that were undertaken during the year have been summarised as follows:

•             On August 7, 2012, the Company sold a total of 46,951 ordinary shares in ImmunAid at a price of $1.00 per share, generating total consideration of $46,951.  In respect of this sale, the Company paid commissions of $2,817 to Dr. Mervyn Jacobson, a former Director and current substantial shareholder of the Company.

•             During the 2013 financial year, the Company rendered twelve invoices to ImmunAid totaling $52,800 (inclusive of GST) in respect management services provided to ImmunAid by the Company.  As at balance date, a total of $8,800 had been paid whilst the remaining $44,000 was recorded in the Company’s balance sheet as a receivable, against which a full provision was raised.  The remaining balance of $44,000 was recorded in the ImmunAid’s balance sheet as a payable.  During the 2012 financial year, ImmunAid paid management fees to the Company amounting to $22,500.

•             During the 2013 financial year, the Company paid various expenses to third parties on behalf of ImmunAid totalling $173,300.  This amount was recorded in the Company’s balance sheet as a receivable, against which a full provision was raised.

•             Dr. Jacobson served as Chief Executive Officer of ImmunAid throughout the entire 2013 financial year.  He rendered twelve invoices to ImmunAid totalling $200,004 (2012 $nil) in respect of services performed by him.  As at balance date he had received $33,334 from ImmunAid.  The remaining balance of $166,670 was recorded in the ImmunAid’s balance sheet as a payable.

Licensing services

During the year ended June 30, 2013, the Company paid a total of $50,000 (2012: $50,000) to Dr. Mervyn Jacobson in respect of an administrative allowance associated with his role as the Company’s Vice President Global Licensing and Intellectual Property.  Also during the year, Genetic Technologies Limited paid a total of $293,981 (2012: $59,813) to Transmedia Inc. in respect of commissions paid in relation to licensing services provided to the Company by Dr. Jacobson, and payment / reimbursement of associated travel expenses amounting to $34,518 (2012: $115,084).

Phenogen Sciences Inc.

During the year ended June 30, 2013, Phenogen Sciences Inc, a subsidiary, purchased testing services from Genetic Technologies Corporation Pty. Ltd., another subsidiary at a cost of $49,136 (2012: $11,572).

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

On September 30, 2011, Genetic Technologies filed documents with the Australian Federal Court to the effect that the Company submits to the orders of the Court and takes no further part in the proceedings.  On February 15, 2013, the Australian Federal Court ruled in favor of Myriad Genetics in this matter.

Myriad Genetics argued that by virtue of the process of extracting the gene from the body, it had satisfied the requirements of an “invention” according to section 18(1)(a) of the Patents Act which states that an invention must be a “manner of manufacture”. Based on previous case law, the Court held that a “manner of manufacture” requires an “artificial state of affairs” of some discernible effect that is of economic significance. That decision was subsequently appealed by one of the plaintiffs on March 4, 2013 and that appeal has been heard by the courts and a judgment is due in the near future, making the impact of the trial decision uncertain at this stage.

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

Significant other changes

On July 24, 2012, Mr. Gregory W. Brown was appointed as a Director of the Company.

On October 18, 2012, the Company released its Notice for the 2012 Annual General Meeting of shareholders which was held at 11.00 am on November 27, 2012 in the “Treetops” Room at Melbourne Museum.  Resolution 1 (the election of Dr. Melvyn J. Bridges) and Resolution 4 (the election of Mr. Huw D. Jones) were put to a poll and were not passed.  As a result, they ceased to be Directors of the Company on that date.  Resolutions 2, 3 and 5 were all passed on a show of hands.  Shortly after the AGM, Mr. Gregory W. Brown resigned as a Director of the Company and Dr. Paul D.R. MacLeman resigned as Chief Executive Officer of the Company.

On November 28, 2012, Dr. Malcolm R. Brandon was appointed as Chairman of the Company’s Board of Directors.

On December 10, 2012, Ms. Alison J. Mew was appointed as Chief Executive Officer of the Company.  Also on that date, Mr. Ben Silluzio was appointed as a Director of the Company.

On July 30, 2013, the Company announced that its Canadian-listed subsidiary, Gtech International Resources Limited, had executed a Scheme Merger Agreement pursuant to which it would, subject to shareholder approval, acquire all of the outstanding shares of Sydney-based company Simavita Holdings Limited. A meeting of Gtech shareholders to consider this transaction will be held on November 20, 2013.

On August 1, 2013, the Company announced a three-stage fund raising program involving a placement, a Share Purchase Plan (“SPP”) and, subject to shareholder approval, the issue of a convertible note to an institutional investor.

On August 14, 2013, the Company completed the placement of 30,555,556 ordinary shares at an issue price of $0.072 per share which raised a total of $2,200,000, prior to the payment of associated costs.  On 30 August 2013, the Company completed the placement of a further 11,111,111 ordinary shares at the same issue price which raised a total of $800,000, prior to the payment of associated costs.

On September 11, 2013, the Company granted a total of 1,250,000 options over ordinary shares in the Company.  The options, which were granted at no cost, entitle the holders to acquire one ordinary share at a price of $0.105 at any time up to, and including July 18, 2018, subject to certain vesting conditions.

Subsequent to balance date, a total of $3,500,000 had been received by the Company under its Share Purchase Plan (“SPP”), before the payment of associated costs.  At the issue price of $0.072 per share, this resulted in the issue of 48,611,111 further ordinary shares in the Company.  As of the date of this Report, the Company had received a written commitment from one of the Underwriters of the SPP to subscribe for a further 6,944,444 shares at the same issue price of $0.072 per share to raise a further $500,000, before the payment of associated costs.

There were no other significant changes in the state of affairs that are not described elsewhere in this Annual Report.

Since June 30, 2013, there has not been any other matter or circumstance, other than as referred to elsewhere in this Annual Report, that has arisen that has significantly affected, or may significantly affect our operations, results of those operations or the state of our affairs in future years.

Item 9.                                     The Offer and Listing

Item 9.A                        Offer and Listing Details

The Company’s Ordinary Shares were listed on the Australian Securities Exchange (the “ASX”) in July 1987.  Set out below is the highest and lowest market quotations for the Ordinary Shares reported on the Daily Official List of the ASX since July 1, 2007.

Financial Year	Period Covered	High	Low
		(in $0.00)
Yearly data 2009	Year ended June 30, 2009	0.100	0.030
2010	Year ended June 30, 2010	0.063	0.033
2011	Year ended June 30, 2011	0.285	0.020
2012	Year ended June 30, 2012	0.350	0.080
2013	Year ended June 30, 2013	0.150	0.060

Quarterly data 2012	Quarter ended September 30, 2011	0.350	0.145
	Quarter ended December 31, 2011	0.175	0.105
	Quarter ended March 31, 2012	0.155	0.092
	Quarter ended June 30, 2012	0.190	0.080

2013	Quarter ended September 30, 2012	0.150	0.090
	Quarter ended December 31, 2012	0.120	0.060
	Quarter ended March 31, 2013	0.092	0.070
	Quarter ended June 30, 2013	0.115	0.065

Monthly data 2013	Month ended June 30, 2013	0.105	0.082
	Month ended July 31, 2013	0.100	0.082
	Month ended August 31, 2013	0.105	0.075
	Month ended September 30, 2013	0.090	0.078

As of the date of this Annual Report, we had 565,749,677 Ordinary Shares on issue, without par value.  See Item 10B “Our Constitution” for a detailed description of the rights attaching to our shares and Item 12D “American Depositary Receipts” for a description of the rights attaching to the American Depositary Shares.

The Company’s securities are also listed on NASDAQ Capital Market (under the ticker GENE) in the form of American Depositary Shares.  Each American Depositary Share evidences thirty Ordinary Shares.  Since listing on the NASDAQ Global Market on September 2, 2005, the ADRs have traded in a range from a low of USD 0.35 to a high of USD 13.85.  The most recent sale of the Company’s ADRs, as recorded on October 21, 2013, occurred at a price of USD 2.10.

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

The Company has registered one class of American Depositary Shares (ADSs) on Form F-6 pursuant to the U.S. Securities Act of 1933, as amended.  One ADS represents thirty Ordinary Shares without par value.  As of June 30, 2013, there was a total of 3,524,723 ADSs outstanding, representing approximately 22.24% of the Company’s total issued capital as of that date.

The table below sets forth the high and low sales prices in United States dollars for the ADSs during the periods indicated:

Financial Year	Period Covered	High	Low
		(in USD)
Yearly data 2009	Year ended June 30, 2009	4.99	0.35
2010	Year ended June 30, 2010	1.99	0.90
2011	Year ended June 30, 2011	9.80	0.65
2012	Year ended June 30, 2012	11.06	2.29
2013	Year ended June 30, 2013	4.79	2.00

Quarterly data 2012	Quarter ended September 30, 2011	11.06	4.32
	Quarter ended December 31, 2011	5.20	3.03
	Quarter ended March 31, 2012	4.98	2.67
	Quarter ended June 30, 2012	6.20	2.29

2013	Quarter ended September 30, 2012	4.79	3.05
	Quarter ended December 31, 2012	3.95	2.00
	Quarter ended March 31, 2013	2.90	2.22
	Quarter ended June 30, 2013	3.35	2.25

Monthly data 2013	Month ended June 30, 2013	3.25	2.32
	Month ended July 31, 2013	2.56	2.21
	Month ended August 31, 2013	3.00	2.16
	Month ended September 30, 2013	2.54	2.22

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

Item 9.D                        Selling Shareholders

Not applicable.

Item 9.E                 Dilution

Not applicable.

Item 9.F                         Expenses of the Issue

Not applicable.

Item 10.                                  Additional Information

Item 10.A                 Share Capital

As of June 30, 2013, we had a total of 475,471,819 Ordinary Shares on issue.  None of these shares were subject to any form of escrow as of that date and, as such, all of the shares were listed on the Australian Securities Exchange and were freely tradable.

Based on our review of shareholder records (based solely on the addresses), as of June 30, 2013 there were 39 U.S. resident shareholders of our Ordinary Shares holding 12,693,681 shares representing 2.67% of the total issued and outstanding Ordinary Shares.  Our Ordinary Shares do not have a par value.  These figures do not include any Ordinary Shares which may held by U.S. residents in the form of American Depositary Receipts (ADRs).

During the last five years, the number of Ordinary Shares on issue has increased as follows:

Date	Nature of issue	Number of Ordinary Shares issued / outstanding	Movement in share capital / balance $
As of June 30, 2007		362,389,899	70,243,996
	There were no Ordinary Shares issued in 2008	—	—
As of June 30, 2008		362,389,899	70,243,996
July 22, 2008	Acquisition of Frozen Puppies Dot Com Pty. Ltd.	12,254,902	1,041,667
As of June 30, 2009		374,644,801	71,285,663
April 14, 2010	Acquisition of assets from Perlegen Sciences Inc.	29,960,351	1,092,442
As of June 30, 2010		404,605,152	72,378,105
	There were no Ordinary Shares issued in 2011	—	—
As of June 30, 2011		404,605,152	72,378,105
July 27, 2011	Placement of Ordinary Shares as part of capital raising	60,000,000	10,894,537
January 25, 2012	Exercise of 166,667 options @ $0.045 each	166,667	7,500
As of June 30, 2012		464,771,819	83,280,142
October 19, 2012	Exercise of 10,200,000 options @ $0.045 each	10,200,000	459,000
January 24, 2013	Exercise of 500,000 options @ $0.045 each	500,000	22,500
April 10, 2013	Other transaction costs	—	(25,797)
As of June 30, 2013		475,471,819	83,735,845

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

As of June 30, 2013 and 2012, the following outstanding unlisted options, together with their respective ASX codes and expiry dates, were convertible into Ordinary Shares.  The exercise prices are quoted in Australian dollars.

Option description	2013	Weighted ave. exercise price	2012	Weighted ave. exercise price
GTGAI (expiring May 8, 2015)	500,000	$0.045	12,000,000	$0.045
GTGAK (expiring February 20, 2017)	1,750,000	$0.120	2,250,000	$0.120
GTGAM (expiring July 31, 2016)	1,000,000	$0.200	1,000,000	$0.200
GTGAO (expiring August 29, 2017)	2,650,000	$0.140	—	—
GTGAQ (expiring December 1, 2017)	250,000	$0.100	—	—
GTGAS (expiring January 25, 2018)	750,000	$0.100	—	—
GTGAW (expiring March 31, 2016)	2,625,000	$0.190	2,875,000	$0.190
GTGAW (expiring May31, 2013)	—	—	300,000	$0.190
GTGAY (expiring October 23, 2012)	—	—	1,700,000	$0.220
Balance at the end of the financial year	9,525,000	$0.147	20,125,000	$0.099

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

Accordingly, at the present time, remittances of any dividends, interest or other payment by Genetic Technologies to non-resident holders of Genetic Technologies’ securities in the U.S. are not, subject to the above, restricted by exchange controls or other limitations.

Takeovers Act

There are no limitations, either under the laws of Australia or under the Company’s Constitution, to the right of non-residents to hold or vote Genetic Technologies Ordinary Shares other than the Commonwealth Foreign Acquisitions and Takeovers Act 1975 (the “Takeovers Act”).  The Takeovers Act may affect the right of non-Australian residents, including U.S. residents, to hold Ordinary Shares but does not affect the right to vote, or any other rights associated with, any Ordinary Shares held in compliance with its provisions.  Acquisitions of shares in Australian companies by foreign interests are subject to review and approval by the Treasurer of the Commonwealth of Australia under the Takeovers Act.  The Takeovers Act applies to any acquisition of outstanding shares of an Australian company that exceeds, or results in a foreign person or persons controlling the voting power of more than a certain percentage of those shares.  The thresholds are 15% where the shares are acquired by a foreign person, or group of associated foreign persons, or 40% in aggregate in the case of foreign persons who are not associated.  Any proposed acquisition that would result in an individual foreign person (with associates) holding more than 15% must be notified to the Treasurer in advance of the acquisition.  There are statutory limitations in Australia on foreign ownership of certain businesses, such as banks and airlines, not relevant to the Company.  However, there are no other statutory or regulatory provisions of Australian law or Australian Securities Exchange requirements that restrict foreign ownership or control of Genetic Technologies.

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

This discussion does not address U.S. federal tax laws other than those pertaining to U.S. federal income taxation (such as estate or gift tax laws or the recently enacted Medicare tax on investment income), nor ideas it address any aspects of U.S. state or local or non-U.S. taxation.

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

Subject to certain exceptions for short-term and hedged positions, a dividend that a non-corporate holder receives on an ADR will be subject to a maximum federal income tax rate of 20% if the dividend is a “qualified dividend.”  A dividend on an ADR will be a qualified dividend if (i) either (a) the ADRs are readily tradable on an established market in the United States or (b) we are eligible for the benefits of a comprehensive income tax treaty with the United States that the Secretary of the Treasury determines is satisfactory for purposes of these rules and that includes an exchange of information program, and (ii) we were not, in the year prior to the year the dividend was paid, and are not, in the year the dividend is paid, a passive foreign investment company (“PFIC”).  The ADRs are listed on the NASDAQ Capital Market, which should qualify them as readily tradable on an established securities market in the United States.  In any event, the Treaty satisfies the requirements of clause (i)(b), and we are a resident of Australia entitled to the benefits of the Treaty.  Based on our audited financial statements and relevant market and shareholder data, we believe we were not a PFIC for U.S. federal income tax purposes for our taxable years ended June 30, 2012 and June 30, 2013, respectively, but we may be classified as a PFIC in the current taxable year.  Given that the determination of PFIC status involves the application of complex tax rules, and that it is based on the nature of our income and assets from time to time, no assurances can be provided that we will not be considered a PFIC for the current (or any past or future) taxable year.  In addition, as described in the section below entitled “Passive Foreign Investment Company Rules,” if we were a PFIC in a year while a U.S. holder held an ADR, and if the U.S. holder has not made a qualified electing fund election effective for the first year the U.S. holder held the ADR, the ordinary share underlying the ADR remains an interest in a PFIC for all future years or until such an election is made. The IRS takes the position that such rule will apply for purposes of determining whether an ADR is an interest in a PFIC in the year a dividend is paid or in the prior year, even if we do not satisfy the tests to be a PFIC in either of those years.  Even if dividends on the ADRs would otherwise be eligible for qualified dividend treatment, in order to qualify for the reduced qualified dividend tax rates, a non-corporate holder must hold the ordinary share on which a dividend is paid for more than 60 days during the 120-day period beginning 60 days before the ex-dividend date, disregarding for this purpose any period during which the non-corporate holder has an option to sell, is under a contractual obligation to sell or has made (and not closed) a short sale of substantially identical stock or securities, is the grantor of an option to buy substantially identical stock or securities or, pursuant to Treasury regulations, has diminished their risk of loss by holding one or more other positions with respect to substantially similar or related property.  In addition, to qualify for the reduced qualified dividend tax rates, the non-corporate holder must not be obligated to make related payments with respect to positions in substantially similar or related property.  Payments in lieu of dividends from short sales or other similar transactions will not qualify for the reduced qualified dividend tax rates.

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

Taxation of Capital Gains

U.S. holders.  Subject to the passive foreign investment company rules discussed below, on a sale or other taxable disposition of an ADR, a U.S. holder will recognize capital gain or loss in an amount equal to the difference between the U.S. holder’s adjusted basis in the ADR and the amount realized on the sale or other disposition, each determined in U.S. dollars.  Such capital gain or loss will be long-term capital gain or loss if at the time of the sale or other taxable disposition the ADR has been held for more than one year.  In general, any adjusted net capital gain of an individual is subject to a maximum federal income tax rate of 20%.  Capital gains recognized by corporate U.S. holders generally are subject to U.S. federal income tax at the same rate as ordinary income.  The deductibility of capital losses is subject to limitations.

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

Passive Foreign Investment Company Rules

A special set of U.S. federal income tax rules applies to a foreign corporation that is a PFIC for U.S. federal income tax purposes.  As noted above, based on our audited financial statements and relevant market and shareholder data, we believe that we were not a PFIC for U.S. federal income tax purposes for our taxable years ended June 30, 2012 and June 30, 2013, respectively, but we may be classified as a PFIC in the current taxable year.  In addition, given that the determination of PFIC status involves the application of complex tax rules, and that it is based on the nature of our income and assets from time to time, no assurances can be provided that we will not be considered a PFIC for any past or future taxable years.

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

The special PFIC rules described above will not apply to a U.S. holder if the U.S. holder makes a timely election, which remains in effect, to treat the Company as a “qualified electing fund” (“QEF”) in the first taxable year in which the U.S. holder owns an ADR and the Company is a PFIC and if the Company complies with certain reporting requirements.  Instead, a shareholder of a QEF generally is currently taxable on a pro rata share of the Company’s ordinary earnings and net capital gain as ordinary income and long-term capital gain, respectively.  Neither that ordinary income nor any actual dividend from the Company would qualify for the 20% maximum federal income tax rate on dividends described above if the Company is a PFIC in the taxable year the ordinary income is realized or the dividend is paid or in the preceding taxable year.  We have not yet determined whether, if we are a PFIC, we would make the computations necessary to supply U.S. holders with the information needed to report income and gain pursuant to a QEF election.  It is, therefore, possible that U.S. holders would not be able to make or retain that election in any year we are a PFIC.  Although a QEF election generally cannot be revoked, if a U.S. holder made a timely QEF election for the first taxable year it owned an ADR and the Company is a PFIC (or is treated as having done so pursuant to any of certain elections), the QEF election will not apply during any later taxable year in which the Company does not satisfy the tests to be a PFIC.  If a QEF election is not made in that first taxable year, an election in a later year generally will require the payment of tax and interest.

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

Information Reporting and Backup Withholding

Dividends paid on, and proceeds from the sale or other disposition of, an ADR to a U.S. holder generally may be subject to information reporting requirements and may be subject to backup withholding unless the U.S. holder provides an accurate taxpayer identification number or otherwise establishes an exemption.  The amount of any backup withholding collected from a payment to a U.S. holder will be allowed as a credit against the U.S. holder’s U.S. federal income tax liability and may entitle the U.S. holder to a refund, provided certain required information is furnished to the Internal Revenue Service.  A non-U.S. holder generally will be exempt from these information reporting requirements and backup withholding tax but may be required to comply with certain certification and identification procedures in order to establish its eligibility for exemption.

Under U.S. federal income tax law and U.S. Treasury Regulations, certain categories of U.S. holders must file information returns with respect to their investment in, or involvement in, a foreign corporation.  U.S. holders are urged to consult with their own tax advisors concerning such reporting requirements.

Reporting obligations of Individual Owners of Foreign Financial Assets

Section 6038D of the Code generally requires U.S. individuals (and possibly certain entities that have U.S. individual owners) to file IRS Form 8938 if they hold certain “specified foreign financial assets,” the aggregate value of which exceeds $50,000. The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person and any interest in a foreign entity.

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

At June 30, 2013, two customers accounted for 39% ($128,023) and 22% ($70,916), respectively, of trade accounts receivable.  At June 30, 2012, two customers accounted for 22% ($111,400), and 18% ($89,456), respectively, of trade accounts receivable.

At June 30, 2013, one supplier accounted for 19% ($117,098) of trade accounts payable.  At June 30, 2012, one supplier accounted for 15% ($49,837) of trade accounts payable.

In 2013, there were no customers from whom the Group generated revenues representing 10% or more of the total consolidated revenue from continuing operations (excluding licensing).  In 2012, there was one customer from whom the Group generated revenues representing 17% ($635,579) of the total consolidated revenue from continuing operations (excluding licensing).

Export and other sales, mainly to the U.S.A., which included licensing revenue, were $5,630,945, $3,229,394 and $14,308,304 in 2013, 2012 and 2011, respectively.

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

Our Management has carried out an evaluation, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures as of June 30, 2013.  Based on that evaluation, including the material weakness noted below in Item 15.B, the Chief Executive Officer and the Chief Financial Officer concluded that the Company’s disclosure controls and procedures were ineffective as of June 30, 2013.

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

Our Management, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, have assessed the effectiveness of the Company’s internal control over financial reporting as of June 30, 2013.  In making this assessment, Management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO, in Internal Control-Integrated Framework.  As a result of that assessment, Management identified the following control deficiency as of June 30, 2013 that constituted a material weakness.

•                       The Company did not maintain an adequate segregation of duties with respect to internal control over financial reporting. We have limited accounting personnel with sufficient expertise in generally accepted accounting principles to enable effective segregation of duties to allow for appropriate monitoring of financial reporting matters and internal control over financial reporting. Specifically, the Chief Financial Officer has involvement in preparation of the financial statements and note disclosures with limited independent review. This control deficiency is pervasive in nature and impacts all significant accounts and critical accounting estimates. This control deficiency did not result in material adjustments to the financial statements, however there is a reasonable possibility that a material misstatement of the annual financial statements would not have been prevented or detected on a timely basis due to the failure to design and implement appropriate segregation of duty controls.

Based upon its assessment, because of the material weakness described above our Management has concluded that, as of June 30, 2013, our internal control over financial reporting is not effective based upon the abovementioned criteria.

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

Item 15.D                     Changes in internal control over financial reporting

During the 2013 financial year, there were changes in Management which resulted in a reduction in the number of key management personnel. There has also been a reduction in the number of independent board members and the Company no longer has an audit committee financial expert within the Audit Committee. These changes have limited the Company’s ability to establish adequate segregation of duties and independent review of the financial statement close process.

Remediation plan

Segregation of duties.  The Company plans to remediate the identified segregation of duties weakness by implementing additional review and oversight responsibilities to individuals who are independent of the financial statement preparation process.

Item 16.A                     Audit Committee Financial Expert

The prior chairman of the Audit Committee and Audit Committee Financial Expert, Dr. Melvyn Bridges, ceased to be a Director of the Company on November 27, 2012.  On November 28, 2012, Dr. Malcolm Brandon was appointed as Audit Committee Chairman. We believe Dr. Brandon does not qualify as a financial expert within the meaning of the Sarbanes-Oxley Act and related regulations. The Company has not been able to identify a board member who meets the criteria of a financial expert and continues to seek this attribute in future board members.

Item 16.B                 Code Of Ethics

We have adopted a Code of Ethics (styled “Code of Conduct”) that applies to all of our Directors and employees, including our principal executive officer, principal financial officer and principal accounting officer or controller.  The Code can be downloaded at our website (www.gtglabs.com).  Additionally, any person, upon request, can ask for a hard copy or electronic file of the Code.  If we make any substantive amendment to the Code or grant any waivers, including any implicit waiver, from a provision of the Code, we will disclose the nature of such amendment or waiver on our website.  During the year ended June 30, 2013, no such amendment was made or waiver granted.

Our Board of Directors is responsible for the corporate governance of the consolidated entity and guides and monitors the business and affairs of Genetic Technologies on behalf of the shareholders by whom they are elected and to whom they are accountable.  We are required to publish a Corporate Governance Statement annually that accords with the Australian Securities Exchange Corporate Governance Council’s (the “Council’s”) “Principles of Good Corporate Governance and Best Practice

Recommendations”.  This Statement appears in the Company’s Financial Report for the year ended June 30, 2013 that was filed with the U.S. Securities and Exchange Commission on September 27, 2013.

In accordance with the Council’s recommendations, the Corporate Governance Statement must now contain certain specific information and must disclose the extent to which we have followed the guidelines during the period.  Where a recommendation has not been followed, that fact must be disclosed, together with the reasons for the departure.  The Company’s Corporate Governance Statement is now structured with reference to the Corporate Governance Council’s principles and recommendations.  Below is an extract from the Company’s most recent Corporate Governance Statement:As at the date of this Annual Report, the following twelve Corporate Governance documents had been adopted by the Board, in addition to the Company’s Constitution which was completely revised and subsequently approved by the Company’s shareholders in November 2005.  All significant policies are published on the Company’s website (www.gtglabs.com).

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

•                  Diversity Policy;

•                  Shareholder Communications Policy; and

•                  Whistleblower Policy.

Item 16.C                 Principal Accountant Fees and Services

The following table sets forth the fees billed to us by our Independent Registered Public Accounting Firm, PricewaterhouseCoopers, during the financial years ended June 30, 2013 and 2012, respectively:

	Consolidated
	2013	2012
	$	$
Audit services
PricewaterhouseCoopers in respect of:
Audit of the Company’s Consolidated Financial Report	275,167	267,880
Other audit firms in respect of:
Audit of the Financial Reports of subsidiaries	16,425	16,360
Total remuneration in respect of audit services	291,592	284,240
Non-audit services
Other audit firms in respect of:
Tax advice and compliance, accounting and other services	5,676	18,390
Total remuneration in respect of non-audit services	5,676	18,390
Total auditors’ remuneration	297,268	302,630

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

Item 18.                          Financial Statements

GENETIC TECHNOLOGIES LIMITED

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page

Genetic Technologies Limited - Report of Independent Registered Public Accounting Firm.	F1

Genetic Technologies Limited - Consolidated Statements of Comprehensive Income for the years ended June 30, 2013, 2012 and 2011.	F2

Genetic Technologies Limited - Consolidated Balance Sheets as of June 30, 2013 and 2012.	F3

Genetic Technologies Limited - Consolidated Statements of Changes in Equity for the years ended June 30, 2013, 2012 and 2011.	F5

Genetic Technologies Limited - Consolidated Statements of Cash Flows for the years ended June 30, 2013, 2012 and 2011.	F4

Genetic Technologies Limited - Notes to Consolidated Financial Statements.	F6

Item 19.                          Exhibits

The following documents are filed as exhibits to this Annual Report on Form 20-F:

1.1	Constitution of the Registrant.++

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

4(A).1	Staff Share Plan 2001 dated November 30, 2001. +

4(A).2	Employment contract with Alison Mew dated December 13, 2012.

4(B).1	Lease over premises in Fitzroy, Victoria, Australia with an effective date of August 31, 2012. +++

4(B).2	Amendment to lease over premises in Charlotte, North Carolina, USA with an effective date of August 17, 2012. +++

12.01	Section 302 Certification

12.02	Section 302 Certification

13.01	Section 1350 Certification

13.02	Section 1350 Certification

23.01	Consent of Pricewaterhouse

+  Previously filed with the Company’s Registration Statement on Form 20-F (File No. 0-51504), filed with the Commission on August 19, 2005 and incorporated herein by reference.

++  Previously filed with the Company’s Registration Statement on Form 20-F (File No. 0-51504) filed with the Commission on December 21, 2010 and incorporated herein by reference.

+++  Previously filed with the Company’s Registration Statement on Form 20-F (File No. 0-51504) filed with the Commission on October 24, 2012 and incorporated herein by reference.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

GENETIC TECHNOLOGIES LIMITED

Dated: October 30, 2013	By:	/s/ Alison J. Mew
		Name:	Alison J. Mew
		Title:	Chief Executive Officer

Report of Independent Registered Public Accounting Firm

To The Board of Directors and Shareholders of Genetic Technologies Limited

In our opinion, the accompanying consolidated balance sheet and the related consolidated statement of comprehensive income, consolidated statement of cash flow, and consolidated statement of changes in equity present fairly, in all material respects, the financial position of Genetic Technologies Limited (the “Company”) and its subsidiaries at June 30, 2013 and June 30, 2012, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2013 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

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

/s/ PricewaterhouseCoopers

Melbourne, Australia

October 30, 2013

F1

GENETIC TECHNOLOGIES LIMITED

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

For the year ended June 30

		Consolidated
		2013	2012	2011
	Notes	$	$	$
Revenue from continuing operations — genetic testing services		3,377,183	3,691,215	4,594,960
Less: cost of sales	4	(1,945,467)	(1,948,625)	(2,034,916)
Gross profit from continuing operations — genetic testing services		1,431,716	1,742,590	2,560,044
Other revenue	5	5,002,354	3,136,406	13,880,764
Gain on deconsolidation of subsidiary	6	—	5,113,175	—
Selling and marketing expenses		(5,266,818)	(4,384,184)	(3,018,947)
General and administrative expenses		(4,413,782)	(5,608,038)	(3,696,165)
Licensing, patent and legal costs		(2,399,824)	(1,267,838)	(4,097,323)
Laboratory and research and development costs		(3,462,466)	(4,029,369)	(4,380,866)
Finance costs		(38,968)	(45,217)	(81,934)
Share of net loss of associate accounted for using the equity method	34	(437,185)	(132,037)	—
Other income and expenses	8	235,490	177,684	(285,794)
Profit / (loss) from continuing operations before income tax expense		(9,349,483)	(5,296,828)	879,779
Net profit from discontinued operation	9	—	—	21,562
Profit / (loss) before income tax expense		(9,349,483)	(5,296,828)	901,341
Income tax expense	11	—	—	—
Profit / (loss) for the year		(9,349,483)	(5,296,828)	901,341
Other comprehensive profit / (loss)
Items that may be reclassified to profit or loss
Exchange gains / (losses) on translation of controlled foreign operations	24	9,347	(6,818)	(85,079)
Exchange gains / (losses) on translation of non-controlled foreign operations	26	17,073	(296)	(11,585)
Other comprehensive profit / (loss) for the year, net of tax		26,420	(7,114)	(96,664)
Total comprehensive profit / (loss) for the year		(9,323,063)	(5,303,942)	804,677

Profit / (loss) for the year is attributable to:
Owners of Genetic Technologies Limited		(9,298,367)	(5,287,523)	910,002
Non-controlling interests	26	(51,116)	(9,305)	(8,661)
Total profit / (loss) for the year		(9,349,483)	(5,296,828)	901,341

Total comprehensive profit /(loss) for the year is attributable to:
Owners of Genetic Technologies Limited		(9,289,020)	(5,294,341)	824,923
Non-controlling interests	26	(34,043)	(9,601)	(20,246)
Total comprehensive profit / (loss) for the year		(9,323,063)	(5,303,942)	804,677
Earnings / (loss) per share attributable to owners of the Company and from continuing operations:
Basic earnings / (loss) per share (cents per share)	10	(1.97)	(1.15)	0.22
Diluted earnings / (loss) per share (cents per share)	10	(1.97)	(1.15)	0.22

The above consolidated statement of comprehensive income should be read in conjunction with the accompanying notes.

F2

GENETIC TECHNOLOGIES LIMITED

CONSOLIDATED BALANCE SHEET

As at June 30

		Consolidated
		2013	2012
	Notes	$	$
ASSETS
Current assets
Cash and cash equivalents	12	1,721,293	8,900,235
Trade and other receivables	13	328,642	495,975
Prepayments and other assets	14	398,185	536,125
Performance bond and deposits	15	209,296	17,460
Total current assets		2,657,416	9,949,795

Non-current assets
Investments accounted for using the equity method	16	3,932,384	4,414,914
Property, plant and equipment	17	423,168	642,918
Intangible assets and goodwill	18	1,306,559	1,434,124
Total non-current assets		5,662,111	6,491,956
Total assets		8,319,527	16,441,751

LIABILITIES
Current liabilities
Trade and other payables	19	1,375,536	905,772
Interest-bearing liabilities	20	—	17,748
Deferred revenue	21	320,781	266,646
Provisions	22	768,699	740,402
Total current liabilities		2,465,016	1,930,568

Non-current liabilities
Provisions	22	96,224	108,541
Total non-current liabilities		96,224	108,541
Total liabilities		2,561,240	2,039,109
Net assets		5,758,287	14,402,642

EQUITY
Contributed equity	23	83,735,845	83,280,142
Reserves	24	3,951,771	3,719,419
Accumulated losses	25	(82,049,916)	(72,751,549)
Parent entity interest		5,637,700	14,248,012
Non-controlling interests	26	120,587	154,630
Total equity		5,758,287	14,402,642

The above consolidated balance sheet should be read in conjunction with the accompanying notes.

F3

GENETIC TECHNOLOGIES LIMITED

CONSOLIDATED STATEMENT OF CASH FLOWS

For the year ended June 30

		Consolidated
		2013	2012	2011
	Notes	$	$	$
Cash flows from / (used in) operating activities
Receipts from customers		8,460,774	6,300,410	18,009,739
Payments to suppliers and employees		(16,213,984)	(14,481,226)	(15,910,103)
Interest received		275,399	551,859	200,023
Interest and finance charges paid		(38,968)	(45,217)	(81,934)
Net cash flows from / (used in) operating activities in continuing operations	12	(7,516,779)	(7,674,174)	2,217,725
Net cash flows from / (used in) operating activities in discontinued operations		—	—	15,554
Net cash flows from / (used in) operating activities	12	(7,516,779)	(7,674,174)	2,233,279
Cash flows from / (used in) investing activities
Proceeds from the sale of plant and equipment		1,201	31,455	144,708
Purchases of plant and equipment		(53,611)	(76,314)	(139,678)
Proceeds from the sale of shares in associate		46,951	20	—
Purchase of shares in subsidiary		—	(10)	—
Advance to associate		(173,193)	—	—
Loans repaid by associate		—	537,026	—
Net cash flows from / (used in) investing activities		(178,652)	492,177	5,030
Cash flows from / (used in) financing activities
Net proceeds from the issue of shares		481,500	10,902,037	—
Equity transaction costs		(25,797)	—	—
Proceeds from borrowings		—	1,000,000	—
Repayment of borrowings		—	(1,000,837)	—
Repayment of hire purchase principal		(17,748)	(50,130)	(314,762)
Net cash flows from / (used in) financing activities		437,955	10,851,070	(314,762)
Net increase / (decrease) in cash and cash equivalents		(7,257,476)	3,669,073	1,923,547
Cash and cash equivalents at beginning of year		8,900,235	5,104,667	3,306,311
Net foreign exchange difference		78,534	126,495	(125,191)
Cash and cash equivalents at end of year	12	1,721,293	8,900,235	5,104,667

The above consolidated statement of cash flows should be read in conjunction with the accompanying notes.

F4

GENETIC TECHNOLOGIES LIMITED

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the year ended June 30, 2013

	Attributable to Members of Genetic Technologies Limited				Non-
Consolidated	Contributed equity	Reserves	Accumulated losses	Parent interests	controlling interests	Total equity
	$	$	$	$	$	$

Balance at June 30, 2010	72,378,105	1,529,142	(68,374,028)	5,533,219	184,477	5,717,696
Profit for the year	—	—	910,002	910,002	(20,246)	889,756
Other comprehensive loss	—	(85,079)	—	(85,079)	—	(85,079)
Total comprehensive income / (loss)	—	(85,079)	910,002	824,923	(20,246)	804,677
Transactions with owners in their capacity as owners
Share-based payments	—	253,851	—	253,851	—	253,851
Share of issued capital	—	—	—	—	37,771	37,771
	—	253,851	—	253,851	37,771	291,622
Balance at June 30, 2011	72,378,105	1,697,914	(67,464,026)	6,611,993	202,002	6,813,995
Loss for the year	—	—	(5,287,523)	(5,287,523)	(9,601)	(5,297,124)
Other comprehensive loss	—	(6,818)	—	(6,818)	—	(6,818)
Total comprehensive loss	—	(6,818)	(5,287,523)	(5,294,341)	(9,601)	(5,303,942)
Transactions with owners in their capacity as owners
Contributions of equity (net)	10,902,037	—	—	10,902,037	—	10,902,037
Share-based payments	—	2,028,323	—	2,028,323	—	2,028,323
Reversal of share of issued capital	—	—	—	—	(37,771)	(37,771)
	10,902,037	2,028,323	—	12,930,360	(37,771)	12,892,589
Balance at June 30, 2012	83,280,142	3,719,419	(72,751,549)	14,248,012	154,630	14,402,642
Loss for the year	—	—	(9,298,367)	(9,298,367)	(51,116)	(9,349,483)
Other comprehensive loss	—	9,347	—	9,347	17,073	26,420
Total comprehensive income / (loss)	—	9,347	(9,298,367)	(9,289,020)	(34,043)	(9,323,063)
Transactions with owners in their capacity as owners
Contributions of equity (net)	455,703	—	—	455,703	—	455,703
Share-based payments	—	223,005	—	223,005	—	223,005
	455,703	223,005	—	678,708	—	678,708
Balance at June 30, 2013	83,735,845	3,951,771	(82,049,916)	5,637,700	120,587	5,758,287

The above consolidated statement of changes in equity should be read in conjunction with the accompanying notes.

F5

GENETIC TECHNOLOGIES LIMITED

NOTES TO THE FINANCIAL STATEMENTS

For the year ended June 30, 2013

1.                  CORPORATE INFORMATION

The Financial Report of Genetic Technologies Limited (the “Company”) for the year ended June 30, 2013 was authorised for issue in accordance with a resolution of the Directors dated October 30, 2013.  Genetic Technologies Limited is incorporated in Australia and is a company limited by shares.  The Directors have the power to amend and reissue the financial statements.

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

Revenue from the sale of the BREVAGen™ test

During the financial year ended 30 June 2012, the Company generated the first sales of its BREVAGen™ test.  Whilst not material to the overall result, in accordance with revenue recognition principles, due to the relatively limited numbers of tests sold in that first year of launch, the income generated from these sales was recorded on a cash basis.  Effective January 1, 2013, significant changes in the US reimbursement system have impacted (positively) on the amounts the Company has since received for the BREVAGen™ tests it performs.  However, given the relatively short period of time since this change, a reliable estimate of the amount of revenue expected to be received in respect of each BREVAGen™ test cannot yet be made in accordance with AASB 118 Revenue (IAS 18).  Accordingly, the sales received during the financial year ended June 30, 2013 were also recorded on a cash basis.

Going concern

During the 2013 financial year, the Company incurred a total comprehensive loss after income tax of $9,323,063 (2012: $5,303,942) and net cash outflows from operations of $7,516,779 (2012: $7,674,714).  As at June 30, 2013, the Company held cash reserves of $1,721,293 and had net current assets of $192,400.

Subsequent to balance date, the Company raised a total of $3,000,000 via the placement of 41,666,667 ordinary shares at an issue price of $0.072 per share.  Also subsequent to balance date, a total of $3,500,000 was received by the Company under its Share Purchase Plan (“SPP”), before the payment of associated costs.  At the issue price of $0.072 per share, this resulted in the issue of 48,611,111 further ordinary shares in the Company.  As at the date of this Report, the Company held cash reserves of approximately $4,640,000.

As of the date of this Report, the Company had received a written commitment from one of the Underwriters of the SPP to subscribe for a further 6,944,444 shares at the same issue price of $0.072 per share to raise a further $500,000, before the payment of associated costs.

The Company proposes to seek approval to raise additional funds via the issue of a US$5,000,000 convertible note (subject to shareholder vote which will be sought at an Extraordinary General Meeting on November 29, 2013).

F6

GENETIC TECHNOLOGIES LIMITED

2.                  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(a)             Basis of preparation (cont.)

Going concern (cont.)

The continuing viability of the Company and its ability to continue as a going concern and meet its debts and commitments as they fall due are dependent upon the consolidated entity being successful in one or more of the following events:

•             Fundraising from the issue of further new shares in the Company and/or the sale of non-core or surplus assets;

•             Obtaining shareholder approval for, and successfully completing the proposed raising of, debt funds via the issue of the US$5,000,000 convertible note;

•             Increasing sales of genetic tests, including the BREVAGenTM test in the USA and potentially Europe;

•             Generating additional funds from the granting of further “non-coding” licenses as part of the Company’s out-licensing and assertion programs, and;

•             Cost containment strategies which are currently in progress.

As a result of these matters, there is a substantial doubt about the Company’s ability to continue as a going concern and, therefore, that it may be unable to realise its assets and discharge its liabilities in the normal course of business.  However, the Directors believe that the Company will be successful in the above matters and, accordingly, have prepared the financial report on a going concern basis.

(b)             New accounting standards and interpretations

In respect of the year ended June 30, 2013, the Group has assessed all new accounting standards mandatory for adoption during the current year, noting no new standards which would have a material affect on the disclosure in these financial statements.  There has been no effect on the profit and loss or the financial position of the Group.  Certain new accounting standards and interpretations have been published that are not mandatory for June 30, 2013 reporting periods.

The Group’s and the parent entity’s assessment of the impact of these new standards and interpretations is set out below.

•             IFRS 9 / (AASB 9) Financial Instruments, AASB 2009-11 Amendments to Australian Accounting Standards arising from AASB 9, AASB 2010-7 Amendments to Australian Accounting Standards arising from AASB 9 (December 2010) and AASB 2012-6 Amendments to Australian Accounting Standards - Mandatory Effective Date of AASB 9 and Transition Disclosures (effective for annual reporting periods beginning on or afterJanuary 1, 2015)

IFRS 9 / (AASB 9) Financial Instruments addresses the classification, measurement and derecognition of financial assets and financial liabilities.  The standard is not applicable until January 1, 2015 but is available for early adoption.  When adopted, the standard will affect in particular the Group’s accounting for its available-for-sale financial assets, since IFRS 9 / (AASB 9) only permits the recognition of fair value gains and losses in other comprehensive income if they relate to equity investments that are not held for trading.  Fair value gains and losses on available-for-sale debt investments will therefore have to be recognised directly in profit or loss.  There will be no impact on the Group’s accounting for financial liabilities, as the new requirements only affect the accounting for financial liabilities that are designated as at fair value through profit or loss and the Group does not have any such liabilities.  The derecognition rules have been transferred from IAS 39 / (AASB 139) Financial Instruments: Recognition and Measurement and have not been changed.  The Group has not yet decided when to adopt IFRS 9 / (AASB 9).

•             IFRS 10 / (AASB 10) Consolidated Financial Statements, IFRS 11 / (AASB 11) Joint Arrangements, IFRS 12 / (AASB 12) Disclosure of Interests in Other Entities, revised IAS 27 / (AASB) 127 Separate Financial Statements and IAS 28 / (AASB 128) Investments in Associates and Joint Ventures, AASB 2011-7 Amendments to Australian Accounting Standards arising from the Consolidation and Joint Arrangements Standards and AASB 2012-10 Amendments to Australian Accounting Standards - Transition guidance and other Amendments (effective January 1, 2013)

In August 2011, the AASB issued a suite of five new and amended standards which address the accounting for joint arrangements, consolidated financial statements and associated disclosures.

AASB 10 replaces all of the guidance on control and consolidation in IAS7 / AASB 127 Consolidated and Separate Financial Statements, and Interpretation 12 Consolidation - Special Purpose Entities.  The core principle that a consolidated entity presents a parent and its subsidiaries as if they are a single economic entity remains unchanged, as do the mechanics of consolidation.  However, the standard introduces a single definition of control that applies to all entities.  It focuses on the need to have both power and rights or exposure to variable returns before control is present.  Power is the current ability to direct the activities that significantly influence returns.  Returns must vary and can be positive, negative or both.  There is also new guidance on participating and protective rights and on agent/principal relationships.  The Group is still evaluating the effect the new standard will have on its composition.

F7

GENETIC TECHNOLOGIES LIMITED

2.                  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(b)             New accounting standards and interpretations (cont.)

IFRS 12 / (AASB 12) sets out the required disclosures for entities reporting under the two new standards, IFRS 10 / (AASB 10) and IFRS 11 / (AASB 11), and replaces the disclosure requirements currently found in IAS 28 / (AASB 128).  Application of this standard by the Group will not affect any of the amounts recognised in the financial statements, but will impact the type of information disclosed in relation to the Group’s investments.

Amendments to IAS 28 / (AASB 128) provide clarification that an entity continues to apply the equity method and does not remeasure its retained interest as part of ownership changes where a joint venture becomes an associate, and vice versa.  The amendments also introduce a “partial disposal” concept.  As the Group is not party to any joint arrangements, this standard will not have any impact on its financial statements.  The Group will adopt the new standards before their operative date and would therefore be applied in the financial statements for the reporting period ending June 30, 2014.

•             IFRS 13 / (AASB 13) Fair Value Measurement and AASB 2011-8 Amendments to Australian Accounting Standards arising from AASB 13(effective January 1, 2013)

IFRS 13 / (AASB 13) was released in September 2011.  It explains how to measure fair value and aims to enhance fair value disclosures.  The Group does not use fair value measurements extensively.  It is therefore unlikely that the new rules will have a significant impact on any of the amounts recognised in the financial statements.  However, application of the new standard will impact the type of information disclosed in the notes to the financial statements.  The Group will adopt the new standard before its operative date, which means that it would be first applied in the annual reporting period ending June 30, 2014.

•             AASB 2011-4 Amendments to Australian Accounting Standards to Remove Individual Key Management Personnel Disclosure Requirements (effective July 1, 2013)

In July 2011, the AASB decided to remove the individual key management personnel (KMP) disclosure requirements from AASB 124 Related Party Disclosures, to achieve consistency with the international equivalent standard and remove a duplication of the requirements with the Corporations Act 2001.  While this will reduce the disclosures that are currently required in the notes to the financial statements, it will not affect any of the amounts recognised in the financial statements.  The amendments apply from July 1, 2013 and cannot be adopted early.  The Corporations Act requirements in relation to remuneration reports will remain unchanged for now, but these requirements are currently subject to review and may also be revised in the near future.

•             Improvements to IFRS (2009-2011 project cycle) / (AASB 2012-5 Amendments to Australian Accounting Standard arising from Annual Improvements 2009-2011 cycle) (effective for annual periods beginning on or after January 1, 2013)

In June 2012, the AASB approved a number of amendments to Australian Accounting Standards as a result of the 2009-2011 annual improvements project.  The Group will apply the amendments from July 1, 2013.  The Group does not expect that any adjustments will be necessary as the result of applying the revised rules.

•             Revised IAS 19 / (AASB 119) Employee Benefits, AASB 2011-10 Amendments to Australian Accounting Standards arising from AASB 119 (September 2011) and AASB 2011-11  Amendments to AASB 119 (September 2011) arising from Reduced Disclosure Requirements (effective January 1, 2013)

In June 2011 (AASB: September 2011), the IAS / (AASB) released a revised standard on accounting for employee benefits.  It requires the recognition of all remeasurements of defined benefit liabilities/assets immediately in other comprehensive income (removal of the so-called “corridor” method) and the calculation of a net interest expense or income by applying the discount rate to the net defined benefit liability or asset.  This replaces the expected return on plan assets that is currently included in profit or loss.  The standard also introduces a number of additional disclosures for defined benefit liabilities/assets and could affect the timing of the recognition of termination benefits.  The amendments will have to be implemented retrospectively.  The Group is still evaluating the impact of the new standard on its financial statements.  The Group will adopt the new standard when it becomes operative, being from July 1, 2013.

•             AASB 2012-3 Amendments to AASB 136 Recoverable Amount Disclosures for Non-Financial Assets (effective January 1, 2014)

The AASB has made small changes to some of the disclosures that are required under AASB 136 Impairment of Assets. These may result in additional disclosures if the Group recognises an impairment loss or the reversal of an impairment loss during the period.  They will not affect any of the amounts recognised in the financial statements.  The Group intends to apply the amendment from July 1, 2014.

There are no other standards that are not yet effective and that are expected to have a material impact on the entity in the current or future reporting periods and on foreseeable future transactions.

F8

GENETIC TECHNOLOGIES LIMITED

2.                  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(c)              Principles of consolidation

Subsidiaries

The consolidated financial statements incorporate the assets and liabilities of all subsidiaries of Genetic Technologies Limited (the “Company” or “Parent Entity”) as at June 30, 2013 and the results of all subsidiaries for the year then ended.  Genetic Technologies Limited and its subsidiaries together are referred to in this Financial Report as the “Group” or the “Consolidated Entity”.

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

Intercompany transactions, balances and unrealised gains / losses on transactions between Group companies are eliminated.  Unrealised losses are also eliminated unless the transaction provides evidence of the impairment of the asset transferred.  Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the Group’s policies.  Non-controlling interests in the results and equity of subsidiaries are shown separately in the consolidated statement of comprehensive income, consolidated balance sheet and consolidated statement of changes in equity, respectively.

Associates

Associates are all entities over which the Group has significant influence but not control or joint control, generally accompanying a shareholding of between 20% and 50% of the voting rights.  Investments in associates are accounted for using the equity method of accounting, after initially being recognised at fair market value.  The Group’s investment in associates is detailed in Note 35.

The Group’s share of its associate’s post-acquisition profits or losses is recognised in profit or loss and its share of post-acquisition other comprehensive income is recognised in other comprehensive income.  The cumulative post-acquisition movements are adjusted against the carrying amount of the investment.  Dividends receivable from associates are recognised as a reduction in the carrying amount of the investment.

When the Group’s share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured long-term receivables, the Group does not recognise further losses, unless it has incurred obligations or made payments on behalf of the associate.

Unrealised gains on transactions between the Group and its associates are eliminated to the extent of the Group’s interest in the associates.  Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred.  Accounting policies of associates have been changed where necessary to ensure consistency with the policies adopted by the Group.

Changes in ownership interests

The Group treats transactions with non-controlling interests that do not result in a loss of control as transactions with equity owners of the Group.  A change in ownership interest results in an adjustment between the carrying amounts of the controlling and non-controlling interests to reflect their relative interests in the subsidiary.  Any difference between the amount of the adjustment to non-controlling interests and any consideration paid or received is recognised in a separate reserve within equity attributable to owners of Genetic Technologies Limited.

When the Group ceases to have control, joint control or significant influence, any retained interest in the entity is remeasured to its fair value with the change in carrying amount recognised in profit or loss.  The fair value is the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, jointly controlled entity or financial asset.  In addition, any amounts previously recognised in other comprehensive income in respect of that entity are accounted for as if the Group had directly disposed of the related assets or liabilities.  This may mean that amounts previously recognised in other comprehensive income are reclassified to profit or loss.  If the ownership interest in a jointly-controlled entity or an associate is reduced but joint control or significant influence is retained, only a proportionate share of the amounts previously recognised in other comprehensive income are reclassified to profit or loss where appropriate.

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

F9

GENETIC TECHNOLOGIES LIMITED

2.                  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(d)             Foreign currency translation (cont.)

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

Genetic Technologies (Beijing) Limited — Chinese yuan (CNY)

GeneType AG — Swiss francs (CHF)

GeneType Corporation — United States dollars (USD)

Phenogen Sciences Inc. — United States dollars (USD)

As at the reporting date, the assets and liabilities of these subsidiaries are translated into the presentation currency of Genetic Technologies Limited at the rate of exchange ruling at the balance sheet date and the statement of comprehensive income is translated at the weighted average exchange rates for the period.  The exchange differences arising on the retranslation are taken directly to a separate component of equity.  On disposal of a foreign entity, the deferred cumulative amount recognised in equity relating to that particular foreign operation is recognised in the statement of comprehensive income.

(e)              Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker.  The chief operating decision maker, who is responsible for allocating resources and assessing the performance of the operating segments, has been identified as the Chief Executive Officer.

(f)               Earnings per share (“EPS”)

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

(g)             Parent entity financial information

The financial information for the parent entity, Genetic Technologies Limited, as disclosed in Note 36, has been prepared on the same basis as the consolidated financial statements, except that investments in subsidiaries are accounted for at cost in the financial statements of Genetic Technologies Limited.  Loans to subsidiaries are written down to their recoverable value as at balance date.

(h)             Revenue recognition

Revenues are recognised to the extent that it is probable that the economic benefits will flow to the entity and the revenues can be reliably measured.  Revenues are recognised at the fair value of the consideration received or receivable net of the amounts of Goods and Services Tax.  The following recognition criteria must also be met before revenue is recognised:

Revenue from the sale of the BREVAGen™ test

Refer Note 2(a) for details of the policy being adopted by the Group in relation to the recognition of revenue from the sale of the Company’s BREVAGen™ test.

Rendering of services

Revenues from the rendering of services are recognised when the services are provided and the fee for the services provided is recoverable.  Service arrangements are of short duration (in most cases less than three months).

License fees, royalties and annuities received

The Company licenses the use of its patented genetic technologies.  License fee income is recorded on the execution of a binding agreement where the Group has no future obligations, it is probable that the economic benefits will flow to the entity and the revenue can be reliably measured.  The Group does not grant refunds to its customers.  Refer also to Note 2(x).  Royalties and annuities arising from the above licenses are recognised when earned in accordance with the substance of the agreement, in cases where no future performance is required by the Company and collection is reasonably assured.

Interest received

Revenue is recognised as the interest accrues using the effective interest method.  Interest charged on loans to related parties is charged on commercial and arm’s-length terms and conditions.

F10

GENETIC TECHNOLOGIES LIMITED

2.                  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(i)                Share-based payment transactions

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

The fair value of options granted is determined by the Company, using a Black-Scholes option pricing model.  In valuing equity-settled transactions, no account is taken of any non-market performance conditions.  The cost of equity-settled transactions is recognised, together with a corresponding increase in equity, over the period in which the relevant vesting conditions are fulfilled, ending on the date the relevant employees become entitled to the award (“vesting date”).  The cumulative expense recognised for equity-settled transactions at each reporting date until vesting date reflects (i) the extent to which the vesting period has expired; and (ii) the number of awards that, in the opinion of the Directors of the Group, will ultimately vest.  This opinion is formed based on the best information available at balance date.

The Group uses non-market vesting conditions for its share-based payment transactions and no cumulative expense is recognised for any awards that do not ultimately vest.  Where the terms of an equity-settled award are modified, as a minimum an expense is recognised as if the terms had not been modified.  In addition, an expense is recognised for any increase in the value of the transaction as a result of the modification, as at the date of modification.  Where appropriate, the dilutive effect of outstanding options is reflected as additional share dilution in the computation of diluted earnings per share.  The Company’s policy is to treat the options of terminated employees as forfeitures.

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

Deferred tax assets are recognised for deductible temporary differences and unused tax losses only if it is probable that future taxable amounts will be available to utilise those temporary differences and losses.  Deferred tax liabilities and assets are not recognised for temporary differences between the carrying amount and tax bases of investments in controlled entities where the parent entity is able to control the timing of the reversal of the temporary differences and it is probable that the differences will not reverse in the foreseeable future.  Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets and liabilities and when the deferred tax balances relate to the same taxation authority.  Current tax assets and tax liabilities are offset where the entity has a legally enforceable right to offset and intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously.  Current and deferred tax balances attributable to amounts recognised directly in equity are also recognised directly in equity.  Current and deferred tax is recognised in profit or loss, except to the extent that it relates to items recognised in other comprehensive income or directly in equity.  In this case, the tax is also recognised in other comprehensive income or directly in equity, respectively.

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

In addition to its own current and deferred tax amounts, GTG also recognises the current tax assets / liabilities and the deferred tax assets arising from unused tax losses and tax credits assumed from subsidiaries in the tax consolidated group.  Assets or liabilities arising under tax funding agreements with the tax consolidated entities are recognised as amounts receivable from or payable to other entities in the Group.  Details about the tax funding agreement are disclosed in Note 11.  Any difference between the amounts assumed and amounts receivable or payable under the tax funding agreements are recognised as a contribution to (or distribution from) wholly-owned tax subsidiaries.

F11

GENETIC TECHNOLOGIES LIMITED

2.                  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(k)             Other taxes

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

(l)                Withholding tax

The Group generates revenues from the granting of licenses to parties resident in overseas countries.  Such revenues may, in certain circumstances, be subject to the deduction of local withholding tax.  In such cases, revenues are recorded net of any withholding tax deducted.

(m)         Finance costs

Finance costs are recognised using the effective interest rate method.

(n)             Cash and cash equivalents

Cash and cash equivalents in the balance sheet comprise cash at bank and in hand and short-term deposits with an original maturity of six months or less.  For the purposes of the cash flow statement, cash and cash equivalents consist of cash and cash equivalents as defined above.  Cash at bank earns interest at floating rates based on daily bank deposit rates.  Short-term deposits are made for varying periods, depending on the immediate cash requirements of the Group, and earn interest at the respective short-term deposit rates.

(o)             Trade and other receivables

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

(p)             Inventories

Inventories principally comprise laboratory and other supplies and are valued at the lower of cost and net realisable value.  Inventory costs are recognised as the purchase price of items from suppliers plus freight inwards and any applicable landing charges.  Costs are assigned on the basis of weighted average cost.

(q)             Performance bonds and deposits

Performance bonds and deposits include cash deposits held as security for the performance of certain contractual obligations.

(r)              Property, plant and equipment

Plant and equipment is stated at cost less accumulated depreciation and any impairment in value.  Depreciation is calculated on either a straight-line or diminishing value basis over the estimated useful life of the respective asset as follows:

Laboratory equipment — 3 to 5 years

Computer equipment — 2 to 5 years

Office equipment — 2 to 5 years

Equipment under hire purchase — 3 years

Leasehold improvements — lease term, being between 1 and 5 years

Costs relating to day-to-day servicing of any item of property, plant and equipment are recognised in profit or loss as incurred.  The cost of replacing larger parts of some items of property, plant and equipment are capitalised when incurred and depreciated over the period until their next scheduled replacement, with the replacement parts being subsequently written off.

F12

GENETIC TECHNOLOGIES LIMITED

2.                  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(s)               Intangible assets

Patents

Patents held by the Group are used in the licensing, testing and research areas and are carried at cost and amortised on a straight-line basis over their useful lives, being from 5 to 10 years.  External costs incurred in filing and protecting patent applications, for which no future benefit is reasonably assured, are expensed as incurred.

Research and development costs

Costs relating to research and development activities are expensed as incurred.  An intangible asset arising from development expenditure on an internal project is recognised only when the Group can demonstrate the technical feasibility of completing the intangible asset so that it will be available for use or sale, its intention to complete and its ability to use or sell the asset, how the asset will generate future economic benefits, the availability of resources to complete the development and the ability to measure reliably the expenditure attributable to the intangible asset during its development.  To date, all development costs have been expensed as incurred as their recoverability cannot be regarded as assured.

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

An assessment is made at each reporting date as to whether there is any indication that previously recognised impairment losses may no longer exist or may have decreased.  If such indication exists, the recoverable amount is estimated.  A previously recognised impairment loss is reversed only if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognised.  If so, the carrying amount of the asset is increased to its recoverable amount.  The increased amount cannot exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognised for the asset in prior years.  Such reversal is recognised in profit or loss unless it reverses a decrement previously charged to equity, in which case the reversal is treated as a revaluation increase.  After such a reversal, the depreciation charge is adjusted in future periods to allocate the asset’s revised carrying amount, less any residual value, on a systematic basis over its remaining useful life.

F13

GENETIC TECHNOLOGIES LIMITED

2.                  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(v)             Trade and other payables

Trade payables and other payables are carried at amortised cost and represent liabilities for goods and services provided to the Group prior to the end of the financial year that are unpaid and arise when the Group becomes obliged to make future payments in respect of the purchase of these goods and services.  Trade payables and other payables generally have terms of between 30 and 60 days.

(w)           Leases and hire purchase agreements

Finance leases and hire purchase agreements, which transfer to the Group substantially all the risks and benefits incidental to ownership of the financed item, are capitalised at the inception of the lease at the fair value of the leased property or, if lower, at the present value of the minimum lease payments.

Lease and hire purchase payments are apportioned between finance charges and a reduction of the associated liability so as to achieve a constant rate of interest on the remaining balance of the liability.  Finance charges are recognised as an expense in profit or loss.  Capitalised leased assets and assets under hire purchase are depreciated over the shorter of the estimated useful life of the asset or the term of the agreement.  Leases where the lessor retains substantially all the risks and benefits of ownership of the asset are classified as operating leases.  Operating lease payments are recognised as an expense in the statement of comprehensive income on a straight-line basis over the lease term.

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

Where a license agreement provides for the payment of regular annuities to the Company and the licensee has the right to terminate the agreement prior to the payment of those annuities with no penalty, the Company does not recognise revenue until such time as the associated cash payments are received, as it is not considered probable that the benefits of the transaction will flow to the Company until the cash collection is made.  Where such annuities are paid in advance, the revenue is allocated on a pro-rata basis with the balance being reflected in the balance sheet as a deferred revenue liability.

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

(y)             Employee benefits

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

In determining the present value of future cash outflows, the market yield as at the reporting date on national government bonds, which have terms to maturity approximating the terms of the related liability, are used.  Employee benefits expenses and revenues arising in respect of wages and salaries, non-monetary benefits, annual leave, long service leave and other leave benefits and other types of employee benefits are recognised against profits on a net basis in their respective categories.

F14

GENETIC TECHNOLOGIES LIMITED

2.                  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

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

(aa)      Contributed equity

Issued and paid up capital is recognised at the fair value of the consideration received by the Company.  Transaction costs arising on the issue of ordinary shares are recognised directly in equity as a deduction, net of tax, of the proceeds received.  The Company has a share-based payment option plan under which options to subscribe for the Company’s shares have been granted to certain executives and other employees (refer Note 30).

(ab)      Business combinations

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

The excess of the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition-date fair value of any previous equity interest in the acquiree over the fair value of the Group’s share of the net identifiable assets acquired is recorded as goodwill.  If those amounts are less than the fair value of the net identifiable assets of the subsidiary acquired and the measurement of all amounts has been reviewed, the difference is recognised directly in profit or loss as a bargain purchase.

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

Impairment of intangible assets and goodwill

The Group determines whether intangible assets, including goodwill, are impaired on at least a bi-annual basis, in accordance with the accounting policies stated in Notes 2(s) and 2(t).  This process requires an estimation to be made of the recoverable amount of the cash-generating units to which the respective assets are allocated.

F15

GENETIC TECHNOLOGIES LIMITED

3.                  CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS (cont.)

(a)             Critical accounting estimates and assumptions (cont.)

Carrying value of investment in ImmunAid Limited

As at June 30, 2013, the Company’s investment in its associate ImmunAid Limited (“ImmunAid”) had a carrying value in its balance sheet of $3,932,384.  This investment is carried at the lower of its carrying amount and its recoverable amount, which is the higher of value in use and fair value less costs to sell.  As at June 30, 2013, the Company considered the net trading loss of the investment to be indicative of an impairment trigger and has tested its carrying value for impairment.

The Company has not recognised any impairment in the investment based of its assessment that, as at June 30, 2013, its fair value less costs to sell exceeds its carrying value.  In April 2012, ImmunAid issued shares to new investors at a price in excess of the current per share carrying value of the investment.  In addition, the Company noted that ImmunAid was recently allowed an exclusive US patent, which was positively received by the Market.  Taking these events in aggregate, the Company has concluded that there is no impairment in the investment for the year ended June 30, 2013.

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

(b)             Critical judgements in applying the entity’s accounting policies

Research and development costs

An intangible asset arising from development expenditure on an internal project is recognised only when the Group can demonstrate the technical feasibility of completing the intangible asset so that it will be available for use or sale, its intention to complete and its ability to use or sell the asset, how the asset will generate future economic benefits, the availability of resources to complete the development and the ability to measure reliably the expenditure attributable to the intangible asset during its development.

To date, all development costs have been expensed as incurred as their recoverability cannot be regarded as assured.  In addition to the costs incurred by the Company’s research and development group, costs of clinical and other trials are also included.  The costs of research and development are expensed in full in the period in which they are incurred.  The Group will only capitalise its development expenses when specific milestones are met and when the Group is able to demonstrate that future economic benefits are probable.

4.      COST OF SALES

	Consolidated
	2013	2012	2011
	$	$	$
Inventories used	823,139	859,206	860,078
Direct labour costs	785,722	864,286	782,875
Depreciation expense	173,300	230,349	252,090
Inventories written off / (back)	163,306	(5,216)	139,873
Total cost of sales	1,945,467	1,948,625	2,034,916

F16

GENETIC TECHNOLOGIES LIMITED

5.                  OTHER REVENUE

	Consolidated
	2013	2012	2011
	$	$	$
License fees received	3,579,677	1,189,170	12,315,060
Royalties and annuities received	1,205,236	1,337,429	1,365,681
Interest revenue	217,441	609,807	200,023
Total other revenue	5,002,354	3,136,406	13,880,764

6.                  GAIN ON DECONSOLIDATION OF SUBSIDIARY

Recognition of investment in associate (Note 35)	—	4,546,951	—
Removal of net assets of associate on loss of control of a subsidiary	—	528,433	—
Removal of non-controlling interests (Note 26)	—	37,771	—
Profit received from sale of shares in associate	—	20	—
Total gain on deconsolidation of subsidiary	—	5,113,175	—

Note:        During the year ended 30 June 2012, the Group deconsolidated its former subsidiary, ImmunAid Limited (refer Note 28).  As a result, the net assets and non-controlling interest of the formerly-consolidated subsidiary were derecognised from the Group at the carrying amounts on the date that control was lost.  The retained equity interest has been recorded as an investment in associate in accordance with Note 2(c) at its fair value, as described in Note 3(a).

7.                  EXPENSES

Amortization of intangible assets	127,565	181,048	77,575
Depreciation of fixed assets	97,444	150,547	287,205
Employee benefits expenses	6,938,342	8,194,251	5,435,053
Research and development costs	573,377	892,274	1,041,461
Payments for operating leases	369,254	354,958	369,555
Net impairment of intangible assets	—	104,338	741
Net impairment of plant and equipment	—	—	268,264

8.                  OTHER INCOME AND EXPENSES

Net foreign exchange gains / (losses)	46,264	141,364	(68,057)
Net profit / (loss) on disposal of plant and equipment	(1,416)	31,455	(217,737)
Management fees received	8,000	4,875	—
Loss on disposal of shares in subsidiary (Notes 28 and 29)	—	(10)	—
Research and development tax credit	181,036	—	—
Net profit on disposal of investments accounted for using the equity method	1,606	—	—
Total other income and expenses	235,490	177,684	(285,794)

9.                  NET PROFIT FROM DISCONTINUED OPERATION

Revenue from reproductive services	—	—	66,054
Less: cost of sales	—	—	(44,492)
Total net profit from discontinued operation	—	—	21,562

Note:        During the 2010 financial year, the Company’s reproductive services business was terminated following a decision to realign the business and to focus on the provision of animal genetic tests, rather than the services that were acquired as part of the acquisition of the Frozen Puppies business in 2008.  As a result, Frozen Puppies Dot Com Pty. Ltd. was deregistered on June 1, 2011.

F17

GENETIC TECHNOLOGIES LIMITED

10.           LOSS PER SHARE

The following reflects the income and share data used in the calculations of basic and diluted profit / (loss) per share:

	2013	2012	2011
	$	$	$
Profit / (loss) for the year attributable to the owners of Genetic Technologies Limited	(9,298,367)	(5,287,523)	910,002
Weighted average number of ordinary shares used in calculating loss per share	472,084,970	460,402,869	404,605,152

Note:        None of the 9,525,000 (2012: 20,125,000; 2011: 19,650,000) options over the Company’s ordinary shares that were outstanding as at the reporting date are considered to be dilutive for the purposes of calculating diluted earnings per share.

11.    INCOME TAX

	Consolidated
	2013	2012	2011
	$	$	$
Reconciliation of income tax expense to prima facie tax payable
Profit / (loss) before income tax expense	(9,349,483)	(5,296,828)	901,341
Tax at the Australian tax rate of 30% (2012: 30%)	(2,804,845)	(1,589,048)	270,402
Tax effect amounts which are not deductible / (taxable) in calculating taxable income
Net impairment losses and other write-downs	54,883	31,301	81,229
Share-based payments expense	66,902	608,497	76,155
Share of net loss of associate accounted for using the equity method	131,156	39,611	—
Capital raising expenses	(48,328)	(48,328)	—
Gain on deconsolidation of subsidiary	—	(1,533,953)	—
Research and development tax incentive	(54,311)	—	(312,438)
Withholding tax expense	20,330	19,753	18,000
Other non-deductible items	6,869	4,980	2,930
	(2,627,344)	(2,467,187)	136,278
Tax effect of adjustments relating to temporary differences
Amortization and depreciation expenses	46,701	25,557	185,061
Net movements in provisions	4,794	26,111	(8,164)
Settlement proceeds from Applera Corporation	(134,757)	(131,134)	(157,911)
Adjustment for amended tax returns of prior periods	1,159,185	1,264,668	—
Tax losses utilized	—	—	(155,264)
Tax losses not recognized	1,551,421	1,281,985	—
Income tax expense	—	—	—

Deferred tax assets
Deferred revenue	96,234	79,994	49,064
Applera settlement	350,002	484,759	560,290
Intangible assets	2,404,695	2,099,763	515,853
Doubtful debts	64,286	26,635	17,010
Provisions	259,477	254,683	228,572
Other	52,553	—	—
Total deferred tax assets	3,227,247	2,945,834	1,370,789
Deferred tax assets on temporary differences not brought to account	(3,227,247)	(2,945,834)	(1,370,789)
Total net deferred tax assets	—	—	—

Tax losses

Unused tax losses for which no deferred tax asset has been recognized	41,135,676	35,964,273	31,690,991
Potential tax benefit @ 30%	12,340,703	10,789,282	9,507,297

F18

GENETIC TECHNOLOGIES LIMITED

Subject to the Group continuing to meet the relevant statutory tests, the tax losses are available for offset against future taxable income.

As at balance date, there are unrecognised tax losses with a benefit of approximately $12,340,703 (2012: $10,789,282; 2011:$9,507,297) that have not been recognised as a deferred tax asset to the Group.  These unrecognised deferred tax assets will only be obtained if:

(a)             The Group companies derive future assessable income of a nature and amount sufficient to enable the benefits to be realised;

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

The entities have also entered into a Tax Funding Agreement under which the wholly-owned entities fully compensate Genetic Technologies Limited for any current tax payable assumed and are compensated by Genetic Technologies Limited for any current tax receivable and deferred tax assets relating to unused tax losses or unused tax credits that are transferred to Genetic Technologies Limited under the tax consolidation legislation.  The funding amounts are determined by reference to the amounts recognised in the respective subsidiaries’ financial statements.

The amounts receivable or payable under the Tax Funding Agreement are due upon receipt of the funding advice from the head entity, which is issued as soon as practicable after the end of each financial year.

As at June 30, 2013, there are no unrecognised temporary differences associated with the Group’s investments in subsidiaries, as the Group has no liability for additional taxation should unremitted earnings be remitted (2012: $nil; 2011: $nil ).

12. CASH AND CASH EQUIVALENTS

	Consolidated
	2013	2012	2011
	$	$	$
Reconciliation of cash and cash equivalents
Cash at bank and on hand	1,721,293	2,380,114	1,985,257
Short-term deposits	—	6,520,121	3,119,410
Total cash and cash equivalents	1,721,293	8,900,235	5,104,667

Reconciliation of profit / (loss) for the year
Reconciliation of profit / (loss) for the year after income tax to net cash flows from / (used in) operating activities is as follows:
Profit / (loss) for the year after income tax	(9,349,483)	(5,296,828)	901,341
Adjust for non-cash items
Amortization and depreciation expenses	398,309	561,944	616,870
Share-based payments expense	223,005	2,028,323	253,851
Net impairment losses and other write-downs	—	104,338	269,005
Share of loss of associate	437,185	132,037	—
Loss on disposal of shares in subsidiary	—	10	—
Fair value gain on deconsolidation of subsidiary	—	(5,113,175)	—
Provision for advance to associate	173,193	—	—
Net (profit) / loss on disposal of plant and equipment	1,416	(31,455)	217,737
Net foreign exchange (gains) / losses	(52,114)	(141,365)	68,057
Net (profit) / loss on disposal of shares in associate	(1,606)	—	—
Adjust for changes in assets and liabilities
(Increase) / decrease in trade and other receivables	167,333	178,394	80,288
(Increase) / decrease in prepayments and other assets	137,940	(62,466)	(104,124)
(Increase) / decrease in performance bonds and deposits	(191,836)	(14,811)	69,009
Increase / (decrease) in trade and other payables	469,764	(209,256)	(80,645)
Increase / (decrease) in deferred revenue	54,135	103,100	(30,895)
Increase / (decrease) in provisions	15,980	87,036	(27,215)
Net cash flows from / (used in) operating activities	(7,516,779)	(7,674,174)	2,233,279

F19

GENETIC TECHNOLOGIES LIMITED

Non-cash activities

There were no non-cash investing or financing activities during the 2013, 2012 and 2011 financial years.

Financing facilities available
As at June 30, 2013, the following financing facilities had been negotiated and were available:
Total facilities
Hire purchase facility	—	2,500,000	2,500,000
Credit cards	215,603	199,208	145,000
Facilities used as at reporting date
Hire purchase facility	—	(17,748)	(67,878)
Credit cards	(60,918)	(15,861)	(18,786)
Facilities unused as at reporting date
Hire purchase facility	—	2,482,252	2,432,122
Credit cards	154,685	183,347	126,214

13.          TRADE AND OTHER RECEIVABLES (CURRENT)

	Consolidated
	2013	2012
	$	$
Trade receivables	513,633	474,843
Less: provision for doubtful debts	(214,285)	(88,783)

Net trade receivables	299,348	386,060
Accrued interest	—	57,948
Other receivables	29,294	51,967
Total net current trade and other receivables	328,642	495,975

Note:        Trade and other receivables for the Group include amounts due in US dollars of USD 42,140 (2012: USD 61,336) and European euros of EUR 90,000 (2012: EUR 90,000).

Refer Note 37 for details of aging, interest rate and credit risks applicable to trade and other receivables for which, due to their short-term nature, their carrying value approximates their fair value.

14.           PREPAYMENTS AND OTHER ASSETS (CURRENT)

Prepayments	184,394	219,409
Inventories at the lower of cost and net realisable value	213,791	316,716
Total current prepayments and other assets	398,185	536,125

15.           PERFORMANCE BONDS AND DEPOSITS (CURRENT)

Performance bonds	206,259	15,260
Deposits	3,037	2,200
Total current performance bonds and deposits	209,296	17,460

F20

GENETIC TECHNOLOGIES LIMITED

16.           INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD (NON-CURRENT)

Shares in associate (Note 35)	3,932,384	4,414,914
Total non-current investments accounted for using the equity method	3,932,384	4,414,914

F21

GENETIC TECHNOLOGIES LIMITED

17.           PROPERTY, PLANT AND EQUIPMENT

	Consolidated
	2013	2012
	$	$
Laboratory equipment, at cost	3,880,330	3,953,756
Less: accumulated depreciation	(2,824,044)	(2,706,111)
Less: impairment loss	(751,325)	(751,325)

Net laboratory equipment	304,961	496,320

Computer equipment, at cost	695,288	657,337
Less: accumulated depreciation	(617,439)	(571,706)

Net computer equipment	77,849	85,631

Office equipment, at cost	224,949	219,500
Less: accumulated depreciation	(190,301)	(168,116)

Net office equipment	34,648	51,384

Equipment under hire purchase, at cost	1,282,389	1,282,389
Less: accumulated depreciation	(1,272,389)	(1,271,014)
Less: impairment loss	(10,000)	(10,000)

Net equipment under hire purchase	—	1,375

Leasehold improvements, at cost	111,873	109,748
Less: accumulated depreciation	(106,163)	(101,540)

Net leasehold improvements	5,710	8,208

Total net property, plant and equipment	423,168	642,918

Reconciliation of property, plant and equipment
Opening gross carrying amount	6,222,730	6,518,757
Add: additions purchased during the year	53,611	76,314
Less: disposals made during the year	(81,512)	(372,341)
Closing gross carrying amount	6,194,829	6,222,730

Opening accumulated depreciation and impairment losses	(5,579,812)	(5,571,257)
Add: disposals made during the year	78,895	372,341
Less: depreciation expense charged	(270,744)	(380,896)

Closing accumulated depreciation and impairment losses	(5,771,661)	(5,579,812)

Total net property, plant and equipment	423,168	642,918

Reconciliation of movements in property, plant and equipment by asset category

	Opening			Depreciation	Closing
	net carrying	Additions	Net disposals	expense and	net carrying
Asset category	amount	during year	during year	impairment loss	amount
	$	$	$	$	$
Laboratory equipment	496,320	609	—	(191,968)	304,961
Computer equipment	85,631	45,428	(2,617)	(50,593)	77,849
Office equipment	51,384	5,449	—	(22,185)	34,648
Equipment under hire purchase	1,375	—	—	(1,375)	—
Leasehold improvements	8,208	2,125	—	(4,623)	5,710
Totals	642,918	53,611	(2,617)	(270,744)	423,168

F22

GENETIC TECHNOLOGIES LIMITED

18.           INTANGIBLE ASSETS AND GOODWILL

	Consolidated
	2013	2012
	$	$
Patents
Patents, at cost	36,594,310	36,322,585
Less: accumulated amortisation	(32,797,420)	(32,501,457)
Less: impairment losses	(3,632,338)	(3,632,338)

Total net patents	164,552	188,790

Other intangible assets
Assets associated with BREVAGenTM breast cancer risk test, at cost	1,033,273	1,033,273
Less: accumulated amortisation	(206,654)	(103,327)

Total net other intangible assets	826,619	929,946

Goodwill
Goodwill, at cost	358,012	358,012
Less: accumulated impairment	(42,624)	(42,624)
Total net goodwill	315,388	315,388
Total net intangible assets and goodwill	1,306,559	1,434,124

Reconciliation of patents
Opening gross carrying amount	36,322,585	36,538,523
Adjust for exchange rate movements	271,725	(215,938)
Closing gross carrying amount	36,594,310	36,322,585

Opening accumulated amortisation and impairment losses	(36,133,795)	(36,167,674)
Add: amortisation expense charged (refer below)	(24,238)	(77,721)
Add: impairment losses (refer below)	—	(104,338)
Adjust for exchange rate movements	(271,725)	215,938

Closing accumulated amortisation and impairment losses	(36,429,758)	(36,133,795)

Total net patents	164,552	188,790

Reconciliation of other intangible assets
Opening net carrying amount	929,946	1,033,273
Add: amortisation expense charged (refer below)	(103,327)	(103,327)
Total net other intangible assets	826,619	929,946

Reconciliation of goodwill
Opening gross carrying amount	358,012	358,012
Less: goodwill written off	—	—

Closing gross carrying amount	358,012	358,012
Opening accumulated impairment losses	(42,624)	(42,624)
Add: goodwill written off	—	—

Closing accumulated impairment losses	(42,624)	(42,624)

Total net goodwill	315,388	315,388

F23

GENETIC TECHNOLOGIES LIMITED

18.           INTANGIBLE ASSETS AND GOODWILL (cont.)

Remaining useful lives

The assets associated with the BREVAGenTM breast cancer risk test have a remaining useful life of 8 years as at June 30, 2013.

Disclosure of expenses

The total amortisation expense charged during the year in respect of intangible assets of $127,565 is disclosed in the consolidated statement of comprehensive income under the headings of laboratory and research and development costs ($103,327) and licensing, patent and legal costs ($24,238).

19.           TRADE AND OTHER PAYABLES (CURRENT)

	Consolidated
	2013	2012
	$	$
Trade payables	622,216	332,636
Other payables	377,829	342,539
Accrued expenses	375,491	230,597
Total current trade and other payables	1,375,536	905,772

Note:        Trade payables and other payables for the Group include amounts due in US dollars of USD 307,332 (2012: USD 210,304), Chinese yuan of CNY 41,291 (2012: CNY 49,128), Canadian dollars of CAD 171,900 (2012: CAD 7,886), European euros of EUR 20,804 (2012: EUR 1,652), Swiss francs of CHF 3,090 (2012: CHF 3,090), New Zealand dollars of NZD 839 (2012: NZD 1,817) and Japanese yen of JPY 62,928 (2012: JPY 69,677).

Refer Note 37 for details of contractual maturity and management of interest rate, foreign exchange and liquidity risks applicable to trade and other payables for which, due to their short-term nature, their carrying value approximates their fair value.

20.           INTEREST-BEARING LIABILITIES (CURRENT)

Hire purchase liability (Notes 31 and 37)	—	17,748
Total current interest-bearing liabilities	—	17,748

Note:        The carrying values of the hire purchase liabilities approximate their fair values.

21.           DEFERRED REVENUE (CURRENT)

Genetic testing fees received in advance	320,781	266,646
Total current deferred revenue	320,781	266,646

22.           PROVISIONS (CURRENT AND NON-CURRENT)

Current provisions
Annual leave	415,511	439,186
Long service leave	353,188	301,216
Total current provisions	768,699	740,402

Non-current provisions
Long service leave	96,224	108,541
Total non-current provisions	96,224	108,541
Total provisions	864,923	848,943

F24

GENETIC TECHNOLOGIES LIMITED

22.           PROVISIONS (CURRENT AND NON-CURRENT)

	Consolidated
	2013	2012
	$	$
Reconciliation of annual leave provision
Balance at the beginning of the financial year	439,186	417,603
Add: obligation accrued during the year	382,655	452,638
Less: utilised during the year	(406,330)	(431,055)

Balance at the end of the financial year (note)	415,511	439,186

Reconciliation of long service leave provision
Balance at the beginning of the financial year	409,757	344,304
Add: obligation accrued during the year	50,995	65,453
Less: utilised during the year	(11,340)	—

Balance at the end of the financial year (note)	449,412	409,757

Note:        The current provisions for annual leave and long service leave include a total amount of $353,188 (2012: $439,186) in respect of obligations which, based on historical evidence, the Company estimates will be settled more than 12 months from balance date.

23.           CONTRIBUTED EQUITY

Issued and paid-up capital
Fully paid ordinary shares	83,735,845	83,280,142
Total contributed equity	83,735,845	83,280,142

Movements in shares on issue

	Shares	$
Year ended June 30, 2013
Balance at the beginning of the financial year	464,771,819	83,280,142
Add: shares issued during the year from the exercise of options	10,700,000	481,500
Less: other share transaction costs	—	(25,797)
Balance at the end of the financial year	475,471,819	83,735,845

	Shares	$
Year ended June 30, 2012
Balance at the beginning of the financial year	404,605,152	72,378,105
Add: shares issued during the year as part of private placement	60,000,000	10,894,537
Add: shares issued during the year from the exercise of options	166,667	7,500
Balance at the end of the financial year	464,771,819	83,280,142

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

F25

GENETIC TECHNOLOGIES LIMITED

24.           RESERVES

	Consolidated
	2013	2012
	$	$
Foreign currency translation	(152,511)	(161,858)
Share-based payments	4,104,282	3,881,277
Total reserves	3,951,771	3,719,419

Reconciliation of foreign currency translation reserve
Balance at the beginning of the financial year	(161,858)	(155,040)
Add: net currency translation gain / (loss)	9,347	(6,818)
Balance at the end of the financial year	(152,511)	(161,858)

Reconciliation of share-based payments reserve
Balance at the beginning of the financial year	3,881,277	1,852,954
Add: share-based payments expense	223,005	2,028,323
Balance at the end of the financial year	4,104,282	3,881,277

Nature and purpose of reserves

Foreign currency translation reserve

This reserve is used to record exchange differences arising from the translation of the financial statements of foreign subsidiaries.

Share-based payments reserve

This reserve is used to record the value of share-based payments provided to employees and others providing similar services as part of their remuneration.

25.           ACCUMULATED LOSSES

	Consolidated
	2013	2012
	$	$
Balance at the beginning of the financial year	(72,751,549)	(67,464,026)
Add: net loss attributable to owners of Genetic Technologies Limited	(9,298,367)	(5,287,523)
Balance at the end of the financial year	(82,049,916)	(72,751,549)

26.           NON-CONTROLLING INTERESTS

Reconciliation of non-controlling interests in subsidiaries
Balance at the beginning of the financial year	154,630	202,002
Add: movements during the year
Less: share of operating losses	(51,116)	(9,305)
Less: share of movement in reserves	17,073	(296)
Net loss attributable to non-controlling interests	(34,043)	(9,601)
Add / (less): share / (reversal) of issued capital	—	(37,771)
Balance at the end of the financial year	120,587	154,630

F26

GENETIC TECHNOLOGIES LIMITED

27.           OPTIONS

As at June 30, 2013, the following options over ordinary shares in the Company were outstanding.

	2013	Weighted ave. exercise price	2012	Weighted ave. exercise price
Unlisted employee options (refer below)	9,525,000	$0.147	20,125,000	$0.099

On November 30, 2001, the Directors of the Company established a Staff Share Plan.  On November 19, 2008, the shareholders of the Company approved the introduction of a new Employee Option Plan.  Under the terms of the respective Plans, the Directors of the Company may grant options over ordinary shares in Genetic Technologies Limited to executives, consultants and employees of the Group.  The options, which are granted at nil cost, are not transferable and are not quoted on ASX.  As atJune 30, 2013, there were 3 executives and 18 employees who held options that had been granted under the Plans.  Options granted under the Plans carry no rights to dividends and no voting rights.

The movements in the number of options granted under the Plans are as follows:

	2013	Weighted ave. exercise price	2012	Weighted ave. exercise price
Balance at the beginning of the financial year	20,125,000	$0.099	19,650,000	$0.109
Add: options granted during the year	3,650,000	$0.129	3,250,000	$0.145
Less: options exercised during the year	(10,700,000)	$0.045	(166,667)	$0.045
Less: options forfeited during the year	(1,550,000)	$0.093	(1,958,333)	$0.165
Less: options expired during the year	(2,000,000)	$0.216	(650,000)	$0.462
Balance at the end of the financial year	9,525,000	$0.147	20,125,000	$0.099
Exercisable at the end of the financial year	3,166,667	$0.155	14,958,333	$0.077

A total of $481,500 was raised from the exercise of 10,700,000 options granted under the Employee Option Plan during the year ended June 30, 2013 (2012: $7,500).  The weighted average share price at the dates on which the options were exercised during the year ended June 30, 2013 was $0.106 (2012: $0.128).

The numbers of options outstanding as at  June 30, 2013 by ASX code, including the respective dates of expiry and exercise prices, are tabled below (refer Note 30 for further information).  The options tabled below are not listed on ASX.

Option description	2013	Weighted ave. exercise price	2012	Weighted ave. exercise price
GTGAI (expiring May 8, 2015)	500,000	$0.045	12,000,000	$0.045
GTGAK (expiring February 20, 2017)	1,750,000	$0.120	2,250,000	$0.120
GTGAM (expiring July 31, 2016)	1,000,000	$0.200	1,000,000	$0.200
GTGAO (expiring August 29, 2017)	2,650,000	$0.140	—	—
GTGAQ (expiring December 1, 2017)	250,000	$0.100	—	—
GTGAS (expiring January 25, 2018)	750,000	$0.100	—	—
GTGAW (expiring March 31, 2016)	2,625,000	$0.190	2,875,000	$0.190
GTGAW (expiring May 31, 2013)	—	—	300,000	$0.190
GTGAY (expiring October 23, 2012)	—	—	1,700,000	$0.220
Balance at the end of the financial year	9,525,000	$0.147	20,125,000	$0.099

The weighted average remaining contractual life of options outstanding as at June 30, 2013 was 3.48 years (2012: 3.00 years).

28.           CHANGES IN THE COMPOSITION OF THE ENTITY

Sale of shares in ImmunAid Limited

On August 7, 2012, the Company sold a total of 46,951 ordinary shares in former subsidiary ImmunAid Limited for a total consideration of $46,951, prior to the payment of associated costs.  As a result, the Company’s equity interest in the shares of ImmunAid Limited was reduced from 45.5% to 45.0%.

F27

GENETIC TECHNOLOGIES LIMITED

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

The Corporate disclosures below include all revenues, costs, assets and liabilities associated with the headquarter function.

Business segments

		Revenues and income
Segment		Sales	Other	Totals	Profit / (loss)
		$	$	$	$
Operations	2013	3,377,183	(1,419)	3,375,764	(6,725,608)
	2012	3,691,215	31,455	3,722,670	(5,747,234)
	2011	4,594,960	—	4,594,960	(4,017,757)

Licensing	2013	—	4,784,913	4,784,913	2,385,088
	2012	—	2,526,599	2,526,599	1,258,761
	2011	—	13,680,741	13,680,741	9,583,419

Research	2013	—	181,036	181,036	(392,341)
	2012	—	—	—	(892,274)
	2011	—	—	—	(1,041,461)

Sub-total	2013	3,377,183	4,964,530	8,341,713	(4,732,861)
	2012	3,691,215	2,558,054	6,249,269	(5,380,747)
	2011	4,594,960	13,680,741	18,275,701	4,524,201

Corporate	2013	—	273,314	273,314	(4,616,622)
	2012	—	5,869,211	5,869,211	83,919
	2011	—	(85,771)	(85,771)	(3,644,422)

Totals	2013	3,377,183	5,237,844	8,615,027	(9,349,483)
	2012	3,691,215	8,427,265	12,118,480	(5,296,828)
	2011	4,594,960	13,594,970	18,189,930	879,779

				Amortisation	Impairment	Purchases of
Segment		Assets	Liabilities	/depreciation	losses/write downs	equipment
		$	$	$	$	$
Operations	2013	1,960,237	(1,477,080)	(333,058)	—	42,469
	2012	2,578,637	(1,210,360)	(433,124)	—	66,162

Licensing	2013	551,293	(168,593)	(26,894)	—	712
	2012	184,103	(100,458)	(28,195)	—	1,050

Research	2013	35,224	(119,767)	(19,192)	—	990
	2012	62,403	(48,865)	(79,707)	(104,338)	2,443

Sub-total	2013	2,546,754	(1,765,440)	(379,144)	—	44,171
	2012	2,825,143	(1,359,683)	(541,026)	(104,338)	69,655

Corporate	2013	5,772,773	(795,800)	(19,165)	—	9,440
	2012	13,616,608	(679,426)	(20,918)	—	6,659

Totals	2013	8,319,527	(2,561,240)	(398,309)	—	53,611
	2012	16,441,751	(2,039,109)	(561,944)	(104,338)	76,314

F28

GENETIC TECHNOLOGIES LIMITED

29.           SEGMENT INFORMATION (cont.)

Geographic information

Australia — is the home country of the parent entity and the location of the Company’s genetic testing and licensing operations.

USA — is the home of Phenogen Sciences Inc. and GeneType Corporation.

China — is the home of Genetic Technologies (Beijing) Limited.

Canada — is the home of Gtech International Resources Limited.

Switzerland — is the home of GeneType AG.

Geographic segments

		Revenues and income
Segment		Sales	Other	Totals	Profit /(Loss)
		$	$	$	$

Australia	2013	3,047,672	6,144,771	9,192,443	(4,782,247)
	2012	3,649,522	8,536,940	12,186,462	(2,055,144)
	2011	4,591,389	13,583,021	18,174,410	2,473,786

USA	2013	329,511	(906,929)	(577,418)	(4,330,769)
	2012	41,693	(109,678)	(67,985)	(3,161,898)
	2011	—	66,595	66,595	(1,412,164)

China	2013	—	—	—	(10,258)
	2012	—	1	1	(29,384)
	2011	3,571	(54,646)	(51,075)	(132,774)

Canada	2013	—	—	—	(211,397)
	2012	—	—	—	(38,484)
	2011	—	—	—	(35,819)

Switzerland	2013	—	2	2	(14,812)
	2012	—	3	3	(11,918)
	2011	—	3	3	(13,250)

Totals	2013	3,377,183	5,237,844	8,615,027	(9,349,483)
	2012	3,691,215	8,427,265	12,118,480	(5,296,828)
	2011	4,594,960	13,594,970	18,189,930	879,779

				Amortisation	Impairment	Purchases of
Segment		Assets	Liabilities	/depreciation	losses /write downs	equipment
		$	$	$	$	$

Australia	2013	7,809,210	7,698,493	(376,424)	—	45,164
	2012	15,768,900	3,842,342	(540,381)	(104,338)	68,950

USA	2013	279,137	(9,584,715)	(21,885)	—	8,447
	2012	413,203	(5,398,129)	(21,563)	—	7,364

China	2013	—	(364,005)	—	—	—
	2012	3	(352,357)	—	—	—

Canada	2013	219,380	(172,219)	—	—	—
	2012	249,056	(7,571)	—	—	—

Switzerland	2013	11,800	(138,794)	—	—	—
	2012	10,589	(123,394)	—	—	—

Totals	2013	8,319,527	(2,561,240)	(398,309)	—	53,611
	2012	16,441,751	(2,039,109)	(561,944)	(104,338)	76,314

Additional segment disclosures

Other revenues and income - corporate includes interest received of $217,441 (2012: $609,807).

Expenses - corporate includes employee benefits expenses of $1,756,159 (2012: $3,495,637) and a share of loss in associate of $437,185 (2012: $132,037).

Assets - corporate includes cash of $1,721,293 (2012: $8,900,235).

Liabilities - corporate includes trade and other payables of $579,570 (2012: $449,034) and provisions of $216,231 (2012: $228,990).

The Corporate business and the Australian geographic segments include a share of loss in associate of $437,185 (2012: $132,037).

There were no intersegment sales.

F29

GENETIC TECHNOLOGIES LIMITED

29.           SEGMENT INFORMATION (cont.)

Additional segment disclosures (cont.)

Included in the above figures are the following intersegment balances and transactions:

	Consolidated
	2013	2012
	$	$
Loan payable (USA) and loan receivable (Australia)	9,313,022	5,223,612
Loan payable (China) and loan receivable (Australia)	633	633
Loan payable (Switzerland) and loan receivable (Australia)	135,210	120,210
Accounts payable (China) and accounts receivable (Australia)	351,712	344,074
Foreign exchange gain (USA) and foreign exchange loss (Australia)	905,700	109,678
Cost of sales (USA) and sales (Australia)	49,136	11,572

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

Major customers

The Group has a number of major customers to which it provides both products and services.  During the year ended 30 June 2013, there were no customers from whom the Group generated revenues representing more than 10% of the total consolidated revenue from operations.  During the year ended June 30, 2012, there was one such customer.

30.           EMPLOYEE BENEFITS

Employee options

OnNovember 30, 2001, the Directors of the Company established a Staff Share Plan.  On November 19, 2008, the shareholders of the Company approved the introduction of a new Employee Option Plan.  Under the terms of the respective Plans, the Directors may, at their discretion, grant options over the ordinary shares in the Genetic Technologies Limited to executives, consultants, employees, and formerly Non-Executive Directors, of the Group (refer Notes 27 and 33).

During the period from October 2012 to March 2013, a total of 3,650,000 options over ordinary shares (expiring August 29, 2017 to January 25, 2018) were granted, at no cost, to a number of employees of the Company’s US subsidiary, Phenogen Sciences Inc.  Each option entitles the holders to acquire one ordinary share at a cost of between $0.10 and $0.14 (refer Note 27), settled in cash.

The above options granted during the 2013 financial year vest in three equal tranches after 12 months, 24 months and 36 months from the date of grant, respectively.  As at June 30, 2013, there were 3 executives and 18 employees who held options that had previously been granted under the Plans.

The fair value of each option granted under the Employee Option Plan is estimated by an external valuer using a Black-Scholes option-pricing model with the following assumptions used for grants made during the years ended June 30, 2013 and 2012:

	2013	2012
Dividend yield	—	—
Historic volatility and expected volatility	95%	83%
Option exercises prices	$0.10 to $0.14	$0.12 to $0.20
Weighted average exercise price	$0.129	$0.145
Risk-free interest rate	3.24% to 3.66%	3.23% to 3.65%
Expected life of an option	4 years to 5 years	4 years to 5 years

F30

GENETIC TECHNOLOGIES LIMITED

30.           EMPLOYEE BENEFITS (cont.)

Superannuation commitments

The Group does not have any defined benefit funds.  In respect of the year ended June 30, 2013, the Group made statutory contributions to various superannuation funds on behalf of all employees in Australia at a rate of 9% per annum, in addition to making other superannuation contributions as part of salary packaging arrangements with staff.  All contributions are expensed when incurred.  In respect of the period commencing July 1, 2013, the rate increased to 9.25%.  Contributions made by the Group of up to 9% per annum of employees’ wages and salaries are legally enforceable in Australia.

Other employee benefits

During the year ended June 30, 2012, the Company disposed of shares in former subsidiary ImmunAid Limited to parties related to the Company at a price below their fair market value.  As a result, a share-based payments expense of $1,759,980 was reflected in the consolidated statement of comprehensive income for the year ended June 30, 2012.

31.           COMMITMENTS AND CONTINGENCIES

	Consolidated
	2013	2012
	$	$
Hire purchase expenditure commitments
Minimum hire purchase payments
- not later than one year	—	17,981
- later than one year but not later than five years	—	—
- later than five years	—	—
Total minimum hire purchase payments	—	17,981
Less: future finance charges	—	(233)
Present value of hire purchase payments (Note 19)	—	17,748
Operating lease expenditure commitments
Minimum operating lease payments
- not later than one year	359,497	370,837
- later than one year but not later than five years	376,450	790,087
- later than five years	—	—
Total minimum operating lease payments	735,947	1,160,924

As at June 30, 2013, the above operating leases related to the following premises that are currently occupied by the Group:

Location	Landlord	Use	Date of expiry of lease	Minimum payments ($)

60-66 Hanover Street Fitzroy, Victoria 3065 Australia	Crude Pty. Ltd.	Office / laboratory	31 August 2015	723,942

9115 Harris Corners Parkway, Suite 320 Charlotte, North Carolina 28269 USA	New Boston Harris Corners LLC	Office	31 October 2013	12,005

			Total	735,947

Apart from the above, there were no other commitments or contingencies as at June 30, 2013.

F31

GENETIC TECHNOLOGIES LIMITED

32.           AUDITORS’ REMUNERATION

	Consolidated
	2013	2012
	$	$
Audit services
PricewaterhouseCoopers in respect of:
Audit of the Company’s Consolidated Financial Report	275,167	267,880
Other audit firms in respect of:
Audit of the Financial Reports of subsidiaries	16,425	16,360
Total remuneration in respect of audit services	291,592	284,240
Non-audit services
Other audit firms in respect of:
Tax advice and compliance, accounting and other services	5,676	18,390
Total remuneration in respect of non-audit services	5,676	18,390
Total auditors’ remuneration	297,268	302,630

33.           RELATED PARTY DISCLOSURES

Ultimate parent

Genetic Technologies Limited is the ultimate Australian parent company.  As at the date of this Report, no shareholder controls more than 50% of the issued capital of the Company.

Transactions within the Group and with other related parties

During the year ended June 30, 2013, various transactions between entities within the Group and other related parties occurred, as listed below.  Except where noted, all amounts were charged on commercial, arm’s-length terms and at commercial rates.

ImmunAid Limited

ImmunAid Limited (“ImmunAid”) is a former subsidiary of Genetic Technologies Limited (the “Company”) in which the Company holds a total of 4,500,000 ordinary shares, representing a 45% direct equity interest in ImmunAid.  Transactions between the Company and ImmunAid, and those involving shares in ImmunAid, that were undertaken during the year have been summarised as follows:

•             On August 7, 2012, the Company sold a total of 46,951 ordinary shares in ImmunAid at a price of $1.00 per share, generating total consideration of $46,951.  In respect of this sale, the Company paid commissions of $2,817 to Dr. Mervyn Jacobson, a former Director and current substantial shareholder of the Company.

•             During the 2013 financial year, the Company rendered twelve invoices to ImmunAid totaling $52,800 (inclusive of GST) in respect management services provided to ImmunAid by the Company.  As at balance date, a total of $8,800 had been paid whilst the remaining $44,000 was recorded in the Company’s balance sheet as a receivable, against which a full provision was raised.  The remaining balance of $44,000 was recorded in the ImmunAid’s balance sheet as a payable.  During the 2012 financial year, ImmunAid paid management fees to the Company amounting to $22,500.

•             During the 2013 financial year, the Company paid various expenses to third parties on behalf of ImmunAid totalling $173,300.  This amount was recorded in the Company’s balance sheet as a receivable, against which a full provision was raised.

•             Dr. Jacobson served as Chief Executive Officer of ImmunAid throughout the entire 2013 financial year.  He rendered twelve invoices to ImmunAid totalling $200,004 (2012 $nil) in respect of services performed by him.  As at balance date he had received $33,334 from ImmunAid.  The remaining balance of $166,670 was recorded in the ImmunAid’s balance sheet as a payable.

Licensing services

During the year ended June 30, 2013, the Company paid a total of $50,000 (2012: $50,000) to Dr. Mervyn Jacobson in respect of an administrative allowance associated with his role as the Company’s Vice President Global Licensing and Intellectual Property.  Also during the year, Genetic Technologies Limited paid a total of $293,981 (2012: $59,813) to Transmedia Inc. in respect of commissions paid in relation to licensing services provided to the Company by Dr. Jacobson, and payment / reimbursement of associated travel expenses amounting to $34,518 (2012: $115,084).

F32

GENETIC TECHNOLOGIES LIMITED

33.           RELATED PARTY DISCLOSURES (cont.)

Phenogen Sciences Inc.

During the year ended June 30, 2013, Phenogen Sciences Inc, a subsidiary, purchased testing services from Genetic Technologies Corporation Pty. Ltd., another subsidiary at a cost of $49,136 (2012: $11,572).

Except as noted, all transactions with Key Management Personnel have been entered into under terms and conditions no more favourable than those which the entity would have adopted if dealing at arm’s length.  Please refer below for a description of transactions with Key Management Personnel.

Details of Directors and Key Management Personnel as at balance date

Directors	Executives

Dr. Malcolm R. Brandon (Non-Executive Chairman)	Alison J. Mew (Chief Executive Officer)
Tommaso Bonvino (Non-Executive)	Thomas G. Howitt (Chief Financial Officer / Company Secretary)
Dr. Mervyn Cass (Non-Executive)	Mark J. Ostrowski (US Senior Vice President, Sales and Marketing)
Benjamin Silluzio (Non-Executive)	Gregory J. McPherson (VP Sales and Marketing)
Dr. Richard Allman (Scientific Director)
Ivan Jasenko (Operations Director)

The following changes to Key Management Personnel occurred during the period from July 1, 2012 to the date of this Report:

1.                  Dr. Malcolm Brandon was appointed as the Non-Executive Chairman of the Board on November 28, 2012.

2.                  Mr. Benjamin Silluzio was appointed as a Non-Executive Director of the Company on December 10, 2012.

3.                  Dr. Melvyn Bridges ceased to be a Director of the Company and Chairman of its Board on November 27, 2012.

4.                  Mr. Greg Brown resigned as a Director of the Company on November 27, 2012.

5.                  Mr. Huw Jones ceased to be a Director of the Company on November 27, 2012.

6.                  Mr. Sidney Hack resigned as a Director of the Company and Chairman of its Board on December 16, 2011.

7.                  Ms. Alison Mew was appointed as acting Chief Executive Officer of the Company on November 28, 2012 and as permanent Chief Executive Officer of the Company on December 10, 2012.

8.                  Mr. Mark Ostrowski was appointed US Senior Vice President, Sales and Marketing on September 7, 2012.

9.                  Dr. Richard Allman was appointed as Scientific Director of the Company on December 10, 2012.

10.           Dr. Paul MacLeman resigned as Chief Executive Officer of the Company on November 27, 2012.

11.           Mr. Lewis Stuart ceased to be an employee of the Company on August 24, 2012.

12.           Mr. Greg McPherson ceased to be an employee of the Company on July 12, 2013, i.e. after balance date.

13.           Dr. David Sparling resigned as VP Legal and Corporate Development on November 27, 2012.

14.           Mr. Ivan Jasenko was appointed as Operations Director of the Company on December 10, 2012.  He subsequently resigned as Operations Director of the Company on August 16, 2013, i.e. after balance date.

15.           Ms. Luisa Ashdown and Ms. Diana Newport became members of Key Management Personnel on August 23, 2013 and September 26, 2013, respectively.

16.           As from October 15, 2013, Ms. Mew stepped aside from her day to day responsibilities as CEO for a period of three months for personal, health-related reasons.  As from that date, Mr. Howitt assumed the role of Acting CEO in addition to his usual roles of CFO and Company Secretary.

	Consolidated
	2013	2012
	$	$
Remuneration of Key Management Personnel
Short-term employee benefits	2,105,640	1,596,716
Post-employment benefits	162,229	185,996
Share-based payments	76,173	64,502
Long-term benefits	19,628	19,675

Total remuneration of Key Management Personnel	2,363,670	1,866,889

F33

GENETIC TECHNOLOGIES LIMITED

33.           RELATED PARTY DISCLOSURES (cont.)

Optionholdings of Key Management Personnel

June 30, 2013

						Vesting as at year end
	Opening	Number of options			Closing		Not
Name of optionholder	balance	Granted	Exercised	Lapsed	balance	Exercisable	exercisable
Executive
Dr. Paul DR MacLeman	3,600,000	—	(3,600,000)	—	—	—	—
Thomas G. Howitt	2,500,000	—	(1,000,000)	(1,000,000)	500,000	500,000	—
Alison J. Mew	1,500,000	—	(1,500,000)	—	—	—	—
Lewis J. Stuart	2,400,000	—	(1,600,000)	(800,000)	—	—	—
Gregory J. McPherson	1,500,000	—	(1,500,000)	—	—	—	—
Dr. David J. Sparling	1,500,000	—	(1,500,000)	—	—	—	—
Mark J. Ostrowski	—	2,400,000	—	—	2,400,000	—	2,400,000
Richard Allman	—	—	—	—	—	—	—
Ivan Jasenko	500,000	—	—	—	500,000	333,333	166,667
Totals	13,500,000	2,400,000	(10,700,000)	(1,800,000)	3,400,000	833,333	2,566,667

June 30, 2012

						Vesting as at year end
	Opening	Number of options			Closing		Not
Name of optionholder	balance	Granted	Exercised	Lapsed	balance	Exercisable	exercisable
Executive
Dr. Paul DR MacLeman	3,600,000	—	—	—	3,600,000	3,600,000	—
Thomas G. Howitt	2,750,000	—	—	(250,000)	2,500,000	2,500,000	—
Alison J. Mew	1,500,000	—	—	—	1,500,000	1,500,000	—
Lewis J. Stuart	2,400,000	—	—	—	2,400,000	800,000	1,600,000
Gregory J. McPherson	1,500,000	—	—	—	1,500,000	1,500,000	—
Dr. David J. Sparling	1,500,000	—	—	—	1,500,000	1,500,000	—
Richard Allman	—	—	—	—	—	—	—
Ivan Jasenko	500,000	—	—	—	500,000	166,667	333,333
Totals	13,750,000	—	—	(250,000)	13,500,000	11,566,667	1,933,333

Shareholdings of Key Management Personnel

June 30, 2013

Shares held in Genetic	Opening	Number of shares		Acquired on	Closing
Technologies Limited	balance	Bought	Sold	exercise of options	balance
Director
Dr. Malcolm R. Brandon	—	—	—	—	—
Tommaso Bonvino	—	—	—	—	—
Dr. Mervyn Cass	473,667	—	—	—	473,667
Benjamin Silluzio	—	—	—	—	—
Executive
Dr. Paul D.R. MacLeman	—	—	(3,600,000)	3,600,000	—
Thomas G. Howitt	—	—	(1,000,000)	1,000,000	—
Alison J. Mew	—	—	(1,500,000)	1,500,000	—
Lewis J. Stuart	—	—	(1,600,000)	1,600,000	—
Gregory J. McPherson	—	—	(1,500,000)	1,500,000	—
Dr. David J. Sparling	—	—	(1,500,000)	1,500,000	—
Mark J. Ostrowski	—	—	—	—	—
Dr. Richard Allman	—	—	—	—	—
Ivan Jasenko	—	—	—	—	—
Totals	473,667	—	(10,700,000)	10,700,000	473,667

F34

GENETIC TECHNOLOGIES LIMITED

33.           RELATED PARTY DISCLOSURES (cont.)

Notes:             Mr. Silluzio, Mr. Ostrowski, Dr. Allman and Mr. Jasenko became members of Key Management Personnel during the year ended June 30, 2013.

Mr. Bridges, Mr. Jones, Dr. MacLeman, Mr. Stuart and Dr. Sparling all ceased to be members of Key Management Personnel during the year ended June 30, 2013.

Mr. McPherson and Mr. Jasenko ceased to be members of Key Management Personnel after the year ended June 30, 2013, i.e. after balance date.

All equity transactions with Key Management Personnel, other than those arising from the exercise of options, have been entered into under terms and conditions no more favourable than those which the entity would have adopted if dealing at arm’s length.

34.           SUBSIDIARIES

The following diagram is a depiction of the Group structure as at June 30, 2013.

		Group interest (%)		Net carrying value ($)
Name of Group company	Incorporation details	2013	2012	2013	2012
Entities held directly by parent
GeneType Pty. Ltd.	September 5, 1990 Victoria, Australia	100%	100%	—	—
Genetic Technologies Corporation Pty. Ltd.	October 11, 1996 N.S.W., Australia	100%	100%	2	2
RareCellect Pty. Ltd.	March 7, 2001 N.S.W., Australia	100%	100%	10	10
GeneType AG	February 13, 1989 Zug, Switzerland	100%	100%	8,217	7,405
GeneType Corporation	December 18, 1989 California, U.S.A.	100%	100%	—	—
Phenogen Sciences Inc.	June 28, 2010 Delaware, U.S.A.	100%	100%	11,006	11,006
Gtech International Resources Limited	November 19, 1968 Yukon Territory, Canada	75.8%	75.8%	47,161	241,485
ImmunAid Limited (refer note below)	March 21, 2001 Victoria, Australia	45.0%	45.5%	—	—
Total carrying value				66,396	259,908
Entities held by other subsidiaries
Genetic Technologies (Beijing) Limited	December 25, 2008 Beijing Municipality, China	100%	100%	—	—

F35

GENETIC TECHNOLOGIES LIMITED

34.           SUBSIDIARIES (cont.)

Note:        On April12, 2012, the Company’s equity interest in former subsidiary ImmunAid Limited (“ImmunAid”) fell below 50%.  Due to the resulting loss of control, ImmunAid was deconsolidated from the Genetic Technologies Group on that date.  On August 7, 2012, the Company sold a total of 46,951 shares in ImmunAid, reducing the Company’s equity interest to 45.0% of that company’s total issued capital.

As at June 30, 2013, the Company held a total of 4,500,000 shares in ImmunAid representing 45.0% of that Company’s total issued capital.

35.           INVESTMENTS IN ASSOCIATES

	Consolidated
	2013	2012
	$	$
Opening gross carrying amount	4,414,914	—
Add: recognition of investment in associate recorded at fair value in accordance with AASB 127 due to loss of control (Notes 3 and 28)	—	4,546,951
Less: book value of 46,951 ordinary shares sold in associate	(45,345)	—
Less: share of net loss of associate accounted for using the equity method	(437,185)	(132,037)
Closing gross carrying amount	3,932,384	4,414,914

Summarised financial information of associates
The Group’s share of the results of its associate, ImmunAid Limited, and its share of the aggregate assets and liabilities as at June 30, 2013 are as follows:
Ownership interest (Note 28)	45.00%	45.47%
Assets	29,906	161,429
Liabilities	(324,621)	(17,717)
Revenues	—	—
Profit / (loss)	(437,185)	(132,037)

36.          PARENT ENTITY FINANCIAL INFORMATION

Summary financial information

The individual financial statements for the parent entity, Genetic Technologies Limited, disclose the aggregate amounts set out in the following table.

	Consolidated
	2013	2012
	$	$
Balance sheet
Current assets	1,865,349	8,479,614
Total assets	7,892,261	16,408,747
Current liabilities	1,564,682	1,411,194
Total liabilities	13,109,489	11,030,310
Equity
Contributed equity	83,735,845	83,280,142
Reserves (share-based payments)	2,289,605	2,066,600
Accumulated losses	(91,242,678)	(79,968,305)
	(5,217,228)	5,378,437
Total comprehensive loss	(11,274,372)	(5,395,618)

F36

GENETIC TECHNOLOGIES LIMITED

36.           PARENT ENTITY FINANCIAL INFORMATION (cont.)

Related party information

As at June 30, 2013, an amount of $41,331,482 (2012: $36,604,690) was receivable by the Company from its various subsidiaries and associates.  As at the same date, an amount of $11,448,582 (2012: $9,510,575) was payable by the Company to its wholly-owned subsidiaries.  All such loans are unsecured, generally interest free and there are no fixed terms of repayment.

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

The Group’s principal financial instruments comprise cash and cash equivalents.  The Group also has other financial assets and liabilities, such as trade receivables and payables, which arise directly from its operations.

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

The Group holds the following financial instruments:

	Consolidated
	2013	2012
	$	$
Financial assets
Cash at bank / on hand	1,721,293	2,380,114
Short-term deposits	—	6,520,121
Trade and other receivables	328,642	495,975
Performance bond and deposits	209,296	17,460
Total financial assets	2,259,231	9,413,670

Financial liabilities
Trade and other payables	1,375,536	905,772
Hire purchase liabilities	—	17,748
Total financial liabilities	1,375,536	923,520

F37

GENETIC TECHNOLOGIES LIMITED

37.           FINANCIAL RISK MANAGEMENT (cont.)

Credit risk

The Group’s credit risk is managed on a Group basis.  Credit risk arises from cash and cash equivalents and deposits with banks and financial institutions, as well as credit exposures to customers, including outstanding receivables and committed transactions.  If there is no independent rating, the Group assesses the credit quality of the customer, taking into account its financial position, past experience and other factors.  Individual risk limits are set based on internal or external ratings.  The compliance with credit limits by customers is regularly monitored by Management.  Sales to retail customers are required to be settled in cash or using major credit cards, thereby mitigating credit risk.  The maximum exposures to credit risk as at June 30, 2013 in relation to each class of recognised financial assets is the carrying amount of those assets, as indicated in the balance sheet.

Financial assets included on the balance sheet that potentially subject the Group to concentration of credit risk consist principally of cash and cash equivalents and trade receivables.  In accordance with the guidelines of the Group’s Short Term Investment Policy, the Group minimises this concentration of risk by placing its cash and cash equivalents with financial institutions that maintain superior credit ratings in order to limit the degree of credit exposure.  For banks and financial institutions, only independently-rated parties with a minimum rating of “A-1” are accepted.  The Group has also established guidelines relative to credit ratings, diversification and maturities that seek to maintain safety and liquidity.  The Group does not require collateral to provide credit to its customers, however, the majority of the Group’s customers to whom credit is provided are large, reputable organisations and, as such, the risk of credit exposure is limited.  The Group has not entered into any transactions that qualify as a financial derivative instrument.

In addition, receivable balances are monitored on an ongoing basis with the result that the Group’s exposure to bad debts is not significant.  As at June 30, 2013, the balance of the Group’s provision for doubtful debts was $214,285 (2012: $88,783), out of a total net receivables balance as at that date of $328,642 (2012: $495,975) (refer Note 13).  For some trade receivables, the Group may also obtain security in the form of guarantees, deeds of undertaking or letters of credit which can be called upon if the counterparty is in default under the terms of the agreement.

Credit risk further arises in relation to financial guarantees given by the Group to certain parties in respect of obligations of its subsidiaries.  Such guarantees are only provided in exceptional circumstances.

An analysis of the aging of trade and other receivables and trade and other payables is provided below:

	Consolidated
	2013	2012
	$	$
Net trade and other receivables
Current (less than 30 days)	265,578	489,893
31 days to 60 days	35,638	2,152
61 days to 90 days (note)	1,788	3,435
Greater than 90 days (note)	25,638	495

Total net trade and other receivables (Note 13)	328,642	495,975

Net trade and other payables
Current (less than 30 days)	1,364,891	894,817
31 days to 60 days	1,007	703
61 days to 90 days	6,091	9,397
Greater than 90 days	3,547	855

Total net trade and other payables (Note 19)	1,375,536	905,772

Note:        A total of $27,426 in net trade and other receivables greater than 60 days is past due, of which a total of $27,426 had been received prior to the date of this Report.

F38

GENETIC TECHNOLOGIES LIMITED

37.           FINANCIAL RISK MANAGEMENT (cont.)

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

As at June 30, 2013, the Group held the following financial assets and liabilities that were denominated in foreign currencies:

Consolidated	Year	USD	CAD	EUR	CNY	NZD	CHF	JPY
Financial assets
Cash at bank / on hand	2013	326,255	210,432	71,631	—	86	6,718	87,046
	2012	396,454	259,451	4,670	19	154	7,776	123,175

Trade and other receivables	2013	42,140	—	90,000	—	—	—	—
	2012	61,336	—	90,000	—	—	—	—

Total financial assets	2013	368,395	210,432	161,631	—	86	6,718	87,046
	2012	457,790	259,451	94,670	19	154	7,776	123,175

Financial liabilities
Trade and other payables	2013	307,332	171,900	20,804	41,291	839	3,090	62,928
	2012	210,304	7,886	1,652	49,128	1,817	3,090	69,677

Total financial liabilities	2013	307,332	171,900	20,804	41,291	839	3,090	62,928
	2012	210,304	7,886	1,652	49,128	1,817	3,090	69,677

Notes:	USD — United States dollars	CAD — Canadian dollars	EUR — European euros	GBP — Great Britain pounds
	CNY — Chinese yuan	NZD — New Zealand dollars	CHF — Swiss francs	JPY — Japanese yen

During the year ended June 30, 2013, the Australian dollar / US dollar exchange rate fell by 10.0%, from 1.0161 at the beginning of the year to 0.9146 at the end of the year.  During the same period, Australian dollar / Canadian dollar exchange rate fell by 7.6%, from 1.0416 at the beginning of the year to 0.9627 at the end of the year.

Based on the financial instruments held at June 30, 2013, had the Australian dollar weakened / strengthened by 10% against the US dollar with all other variables held constant, the Group’s loss for the year would have been $45,000 lower / $37,000 higher (2012: loss $50,000 lower / loss $41,000 higher), mainly as a result of changes in the values of cash and cash equivalents which are denominated in US dollars, as detailed in the above tables.

Based on the financial instruments held at June 30, 2013, had the Australian dollar weakened / strengthened by 10% against the Canadian dollar with all other variables held constant, the Group’s loss for the year would have been $24,000 lower / $20,000 higher (2012: loss $28,000 lower / loss $23,000 higher), due to changes in the values of cash and cash equivalents which are denominated in Canadian dollars, as detailed in the above tables.

F39

GENETIC TECHNOLOGIES LIMITED

37.           FINANCIAL RISK MANAGEMENT (cont.)

Market risk (cont.)

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

On a monthly basis, Management provides the Board with a detailed list of all cash and cash equivalents, showing the periods over which the cash has been deposited, the name and credit rating of the institution holding the deposit and the interest rate at which the funds have been deposited.  A comparison of interest rate movements from month to month and a variance to an 11am deposit rate is also provided.

At June 30, 2013, if interest rates had changed by +/- 50 basis points from the year-end rates, with all other variables held constant, the Group’s loss for the year would have been $6,000 lower / higher (2012: loss $42,000 lower / higher), as a result of higher / lower interest income from cash and cash equivalents.  Consolidated equity for the Group would have been $6,000 higher / lower (2012: $42,000 higher / lower) mainly as a result of an increase / decrease in the fair value of cash and cash equivalents.

The exposure to interest rate risks and the effective interest rates of financial assets and liabilities, both recognised and unrealised, for the Group is as follows:

		Floating rate	Fixed rate	Carrying amount	Weighted ave. effective rate	Ave. maturity period
Consolidated	Year	$	$	$	%	days
Financial assets
Cash at bank / on hand	2013	1,721,293	—	1,721,293	1.50%	At call
	2012	2,380,114	—	2,380,114	2.31%	At call

Short-term deposits	2013	—	—	—	—	—
	2012	—	6,520,121	6,520,121	5.23%	61

Performance bond / deposits	2013	—	209,296	209,296	—	At call
	2012	—	17,460	17,460	—	At call

Totals	2013	1,721,293	209,296	1,930,589
	2012	2,380,114	6,537,581	8,917,695

Financial liabilities
Hire purchase liabilities (Note 30)	2013	—	—	—	—	—
	2012	—	17,981	17,748	6.84%	79

Totals	2013	—	—	—
	2012	—	17,981	17,748

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

F40

GENETIC TECHNOLOGIES LIMITED

37.           FINANCIAL RISK MANAGEMENT (cont.)

Liquidity risk (cont.)

A balanced view of cash inflows and outflows affecting the Group is summarised in the table below:

		< 6 months	6 to 12 months	1 to 5 years	> 5 years	Totals
Consolidated	Year	$	$	$	$	$
Financial assets
Cash at bank / on hand	2013	1,721,293	—	—	—	1,721,293
	2012	2,380,114	—	—	—	2,380,114

Short-term deposits	2013	—	—	—	—	—
	2012	6,520,121	—	—	—	6,520,121

Trade and other receivables	2013	328,642	—	—	—	328,642
	2012	495,975	—	—	—	495,975

Performance bond and deposits	2013	209,296	—	—	—	209,296
	2012	17,460	—	—	—	17,460

Total financial assets	2013	2,259,231	—	—	—	2,259,231
	2012	9,413,670	—	—	—	9,413,670

Financial liabilities
Trade and other payables	2013	1,375,536	—	—	—	1,375,536
	2012	905,772	—	—	—	905,772

Hire purchase liabilities	2013	—	—	—	—	—
	2012	17,981	—	—	—	17,981

Total financial liabilities	2013	1,375,536	—	—	—	1,375,536
	2012	923,753	—	—	—	923,753

Net maturity	2013	883,695	—	—	—	883,695
	2012	8,489,917	—	—	—	8,489,917

The Group had access to the following undrawn borrowing facility as at June 30, 2013:

	Facility limit	Amount used	Amount available
Nature of facility	$	$	$
Credit card facility	215,603	(60,918)	154,685

38.    SUBSEQUENT EVENTS

On July 30, 2013, the Company announced that its Canadian-listed subsidiary, Gtech International Resources Limited, had executed a Scheme Merger Agreement pursuant to which it would, subject to shareholder approval, acquire all of the outstanding shares of Sydney-based company Simavita Holdings Limited.

On August 1, 2013, the Company announced a three-stage fund raising program involving a placement, a Share Purchase Plan (“SPP”) and, subject to shareholder approval, the issue of a convertible note to an institutional investor.

On August 14, 2013, the Company completed the placement of 30,555,556 shares at an issue price of $0.072 per share which raised a total of $2,200,000, prior to the payment of associated costs.  On 30 August 2013, the Company completed the placement of a further 11,111,111 shares at the same issue price which raised a total of $800,000, prior to the payment of associated costs.

On September 11, 2013, the Company granted a total of 1,250,000 options over ordinary shares in the Company.  The options, which were granted at no cost, entitle the holder to acquire one ordinary share at a price of $0.105 at any time up to, and including July 18, 2018, subject to certain vesting conditions.

Subsequent to balance date, the Company raised a total of $3,000,000 via the placement of 41,666,667 ordinary shares at an issue price of $0.072 per share.  Also subsequent to balance date, a total of $3,500,000 was received by the Company under its Share Purchase Plan (“SPP”), before the payment of associated costs.  At the issue price of $0.072 per share, this resulted in the issue of 48,611,111 further ordinary shares in the Company.  As at the date of this Report, the Company held cash reserves of approximately $4,640,000.

As of the date of this Report, the Company had received a written commitment from one of the Underwriters of the SPP to subscribe for a further 6,944,444 shares at the same issue price of $0.072 per share to raise a further $500,000, before the payment of associated costs.

F41

GENETIC TECHNOLOGIES LIMITED

As from October 15, 2013, Ms, Alison Mew stepped aside from her day to day responsibilities as CEO for a period of three months for personal, health-related reasons.  As from that date, Mr. Thomas Howitt assumed the role of Acting CEO in addition to his usual roles of CFO and Company Secretary.

Apart from these events, there have been no other significant events which have occurred after balance date.

F42