Form 20-F
period 2014-06-30
GENETIC TECHNOLOGIES LTD
filed 2014-10-29
CIK 1166272

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended June 30, 2014

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Bronwyn M. Christie Telephone: 011 61 3 8412 7056; Facsimile: 011 61 3 8412 7040 Email: Bronwyn.christie@gtglabs.com 60-66 Hanover Street, Fitzroy, Victoria, 3065, Australia
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

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

613,918,492 Ordinary Shares

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

Our consolidated financial statements are set out on pages F1 to F48 of this Annual Report (refer to Item 18 “Financial Statements”).

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

PART I

Item 1.           Identity of Directors, Senior Management and Advisers

Item 1.A        Directors and Senior Management

The Directors of the Company as of the date of this Annual Report are as follows:

Name	Position/Function	Business Address

Dr. Malcolm R. Brandon	Non-Executive Chairman	60-66 Hanover Street Fitzroy Victoria 3065 Australia

David N. Carter	Non-Executive Director	60-66 Hanover Street Fitzroy Victoria 3065 Australia

Dr. Mervyn Cass	Non-Executive Director	60-66 Hanover Street Fitzroy Victoria 3065 Australia

Dr. Paul A. Kasian	Non-Executive Director	60-66 Hanover Street Fitzroy Victoria 3065 Australia

Grahame J. Leonard AM	Non-Executive Director	60-66 Hanover Street Fitzroy Victoria 3065 Australia

Prof. Ian F.C. McKenzie	Non-Executive Director	60-66 Hanover Street Fitzroy Victoria 3065 Australia

Dr. Lindsay P. Wakefield	Non-Executive Director	60-66 Hanover Street Fitzroy Victoria 3065 Australia

The members of Senior Management of the Company as of the date of this Annual Report are as follows:

Name	Position/Function	Business Address

Alison J. Mew	Chief Executive Officer	60-66 Hanover Street Fitzroy Victoria 3065 Australia

Eutillio Buccilli	Chief Financial Officer	60-66 Hanover Street Fitzroy Victoria 3065 Australia

Dr. Richard Allman	Scientific Director	60-66 Hanover Street Fitzroy Victoria 3065 Australia

Diana Newport	Quality and Business Operations Director	60-66 Hanover Street Fitzroy Victoria 3065 Australia

Luisa Ashdown	Director Global Licensing & IP	60-66 Hanover Street Fitzroy Victoria 3065 Australia

Mark J. Ostrowski	US Senior Vice President Sales and Marketing (Phenogen Sciences Inc.)	9115 Harris Corners Parkway Suite 320 Charlotte North Carolina 28269 USA

Item 1.B                            Advisers

Our principal bankers, accountants and legal advisers are as follows:

Name of Adviser	Function	Business Address

National Australia Bank Limited	Bankers - Australia	Level 2, 151 Rathdowne Street Carlton Victoria 3053 Australia

Bank of America, N.A.	Bankers - USA	155 Town Centre Drive Mooresville North Carolina 28117 USA

K&L Gates	General Counsel	525 Collins Street Melbourne Victoria 3000 Australia

Sheridan Ross PC	Licensing and Patent Attorneys	1560 Broadway, Suite 1200 Denver Colorado 80202-5141 USA

Greenberg Traurig, LLP	U.S. Securities Counsel	200 Park Avenue New York New York 10166 USA

Item 1.C        Auditor

The auditor of the Group’s financial statements for the years ended June 30, 2014, 2013 and 2012 was PricewaterhouseCoopers, whose address is 2 Southbank Boulevard, Southbank, Victoria, 3006, Australia.  PricewaterhouseCoopers is the Company’s current independent registered public accounting firm, an appointment ratified at the Annual General Meeting held on November 25, 2009.

Item 2.           Offer Statistics And Expected Timetable

Not applicable.

Item 3.           Key Information

Item 3.A        Selected Financial Data

The following selected financial data for the five years ended June 30, 2014 is derived from the audited consolidated financial statements of Genetic Technologies Limited, prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board, which became effective for our Company as of our fiscal year ended June 30, 2006.

The balance sheet data as of June 30, 2014 and 2013 and the statement of comprehensive income/(loss) data for the 2014, 2013 and 2012 fiscal years are derived from our audited consolidated financial statements which are included in this Annual Report.  Balance sheet data as of June 30, 2012, 2011 and 2010 and statement of comprehensive income/(loss) data for the 2011 and 2010 financial years are derived from our audited consolidated financial statements which are not included in this Annual Report.  The data should be read in conjunction with the consolidated financial statements, related notes and other financial information included herein.

All amounts are stated in Australian dollars as of June 30, as noted.

GENETIC TECHNOLOGIES LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)

FOR 2014, 2013, 2012, 2011 AND 2010

	Year ended June 30, 2014	Year ended June 30, 2013	Year ended June 30, 2012	Year ended June 30, 2011	Year ended June 30, 2010
	AUD	AUD	AUD	AUD	AUD
Revenue from operations
Genetic testing services	4,564,280	3,377,183	3,691,215	4,594,960	4,915,528
Less: cost of sales	(1,837,729)	(1,945,467)	(1,948,625)	(2,034,916)	(2,722,975)
Gross profit from operations	2,726,551	1,431,716	1,742,590	2,560,044	2,192,553
Other revenue	979,879	5,002,354	3,136,406	13,680,741	3,739,747
Gain on deconsolidation of subsidiary	761,361	—	5,113,175	—	—
Selling and marketing expenses	(6,251,595)	(5,266,818)	(4,384,184)	(3,018,947)	(2,679,979)
General and administrative expenses	(3,173,109)	(4,413,782)	(5,608,038)	(3,696,165)	(3,196,488)
Licensing, patent and legal costs	(1,079,199)	(2,399,824)	(1,267,838)	(4,097,323)	(3,923,102)
Laboratory, research and development costs	(3,298,127)	(3,462,466)	(4,029,369)	(4,380,866)	(6,258,871)
Finance costs	(744,199)	(38,968)	(45,217)	(81,934)	(100,422)
Share of net loss of associates accounted for using the equity method	(362,682)	(437,185)	(132,037)	—	—
Fair value loss on financial liabilities at fair value through profit or loss	(648,374)	—	—	—	—
Non-operating income and expenses	955,025	235,490	177,684	(85,771)	425,239
Profit/(loss) from continuing operations before income tax	(10,134,469)	(9,349,483)	(5,296,828)	879,779	(9,801,323)
Net profit from discontinued operation	—	—	—	21,562	446,114
Profit/(loss) before income tax	(10,134,469)	(9,349,483)	(5,296,828)	901,341	(9,355,209)
Income tax expense	—	—	—	—	—
Profit/(loss) for the year	(10,134,469)	(9,349,483)	(5,296,828)	901,341	(9,355,209)
Other comprehensive income/(loss)
Realized gain on sale of available-for-sale investments transferred from reserve	—	—	—	—	(170,000)
Exchange gains/(losses) on translation of controlled foreign operations	(149,162)	9,347	(6,818)	(85,079)	(8,623)
Exchange gains/(losses) on translation of non-controlled foreign operations	86	17,073	(296)	(11,585)	3,404
Other comprehensive income/(loss) for the year, net of tax	(149,076)	26,420	(7,114)	(96,664)	(175,219)
Total comprehensive profit/(loss) for the year	(10,283,545)	(9,323,063)	(5,303,942)	804,677	(9,530,428)
Profit/(loss) for the year is attributable to:
Owners of Genetic Technologies Limited	(10,125,197)	(9,298,367)	(5,287,523)	910,002	(9,343,766)
Non-controlling interests	(9,272)	(51,116)	(9,305)	(8,661)	(11,443)
Total profit/(loss) for the year	(10,134,469)	(9,349,483)	(5,296,828)	901,341	(9,355,209)
Total comprehensive profit/(loss) for the year is attributable to:
Owners of Genetic Technologies Limited	(10,274,359)	(9,289,020)	(5,294,341)	824,923	(9,522,389)
Non-controlling interests	(9,186)	(34,043)	(9,601)	(20,246)	(8,039)
Total profit/(loss) for the year	(10,283,545)	(9,323,063)	(5,303,942)	804,677	(9,530,428)

GENETIC TECHNOLOGIES LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS) (cont.)

FOR 2014, 2013, 2012, 2011 AND 2010

	Year ended June 30, 2014	Year ended June 30, 2013	Year ended June 30, 2012	Year ended June 30, 2011	Year ended June 30, 2010
	AUD	AUD	AUD	AUD	AUD
Earnings/(loss) per share (cents per share)
Basic and diluted net profit/(loss) per ordinary share	(1.76)	(1.97)	(1.15)	0.22	(2.46)
Weighted-average shares outstanding	574,557,747	472,084,970	460,402,869	404,605,152	380,965,204

GENETIC TECHNOLOGIES LIMITED

CONSOLIDATED BALANCE SHEET DATA
FOR 2014, 2013, 2012, 2011 AND 2010

	As of June 30, 2014	As of June 30, 2013	As of June 30, 2012	As of June 30, 2011	As of June 30, 2010
	AUD	AUD	AUD	AUD	AUD
Assets
Current assets	4,360,509	2,657,416	9,949,795	6,255,344	4,502,161
Non-current assets	2,368,690	5,662,111	6,491,956	2,667,010	3,777,411
Total assets	6,729,199	8,319,527	16,441,751	8,922,354	8,279,572
Liabilities
Current liabilities	(2,318,016)	(2,465,016)	(1,930,568)	(2,025,629)	(2,478,943)
Non-current liabilities	(2,583,664)	(96,224)	(108,541)	(82,730)	(82,933)
Total liabilities	(4,901,680)	(2,561,240)	(2,039,109)	(2,108,359)	(2,561,876)
Net assets	1,827,519	5,758,287	14,402,642	6,813,995	5,717,696
Equity
Contributed equity	90,080,492	83,735,845	83,280,142	72,378,105	72,378,105
Reserves	3,922,140	3,951,771	3,719,419	1,697,914	1,529,142
Accumulated losses	(92,175,113)	(82,049,916)	(72,751,549)	(67,464,026)	(68,374,028)
Non-controlling interests	—	120,587	154,630	202,002	184,477
Total equity	1,827,519	5,758,287	14,402,642	6,813,995	5,717,696

Exchange rates

The following table sets forth, for the periods and dates indicated, certain information concerning the noon buying rate in New York City for Australian dollars expressed in U.S. dollars per $1.00 as certified for customs purposes by the Federal Reserve Bank of New York.

Period ended	At period end USD	Average rate USD	High USD	Low USD

Yearly data
June 2010	0.8480	0.8820	0.9369	0.7751
June 2011	1.0732	0.9905	1.0732	0.8380
June 2012	1.0236	1.0323	1.1026	0.9453
June 2013	0.9165	1.0272	1.0591	0.9165
June 2014	0.9427	0.9186	0.9705	0.8715

Monthly data

May 2014	0.9298	0.9305	0.9379	0.9215
June 2014	0.9427	0.9365	0.9430	0.9250
July 2014	0.9301	0.9389	0.9488	0.9301
August 2014	0.9344	0.9309	0.9488	0.9263
September 2014	0.8737	0.9042	0.9376	0.8737

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

NASDAQ notice.

On September 3, 2014, the Company announced that it received a letter dated August 29, 2014, from the Nasdaq Stock Market notifying the Company that for the last 30 consecutive business days prior to August 28, the bid price for the Company’s ordinary shares had closed below the minimum $US1.00 per share requirement for continued inclusion under Nasdaq Marketplace Listing Rules (the “Rules”).  The letter stated that in accordance with the Rules the Company has 180 calendar days, or until February 25, 2015, to regain compliance. Should the Company not regain compliance in the timeframe there may be the possibility of being delisted from the NASDAQ.

The issuance of such notices, by Nasdaq, are a matter of procedure, with the Company currently considering its position and the best course of action available in order to regain compliance.

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

The business now called Genetic Technologies Limited was founded in 1989.  Up until the year ended June 30, 2011, we have incurred operating losses in every year of our existence.  We incurred net losses of $$9,343,766 for year ended June 30, 2010, a net profit of $910,002 for year ended June 30, 2011, net losses of $5,287,523 for year ended June 30, 2012, net losses of $9,298,367 for year ended June 30, 2013 and net losses of $10,125,197 for year ended June 30, 2014. As of June 30, 2014, we have accumulated losses of $92,175,113 and the extent of any future losses and whether or not the Company can generate profits remains uncertain.

The Company’s need for equity raising is essential for a going concern.

During the 2014 financial year, the Company incurred a total comprehensive loss after income tax of $10,283,545 (2013: $9,323,063) and net cash outflows from operations of $10,987,088 (2013: $7,516,779).

As at June 30, 2014, the Company held cash reserves of $2,831,085 and had net current assets of $2,042,493.

Subsequent to balance sheet date, the Company has raised $4,150,000, before the payment of associated costs, through:

•                  $2,150,000 of new finance via the issue of unlisted secured (debt) notes to existing and new Australian institutional and wholesale investors; and

•                  $2,000,000 from the sale of its Heritage “Australian Genetics” business. Whilst subject to conditions precedent the sale is expected to complete within the next month.

As at the date of this Report, the Company held cash reserves of approximately $1,395,000.

The cash raised from the above two transactions, combined with its existing cash reserves, will enable the Company to fund its operations in the short to medium term.

However, the continuing viability of the Company and the group’s ability to continue as a going concern and meet its debts and commitments as and when they fall due is wholly dependent on the Company being successful in raising additional funds via the issuance of new equity in the near term.   Any issuance of new equity will be subject to shareholder approval, which will be sought at the appropriate time.

Due to the significant uncertainty surrounding the timing and quantum of the above event, there is a material uncertainty that may cast significant doubt on the Company’s ability to continue as a going concern and, therefore, that it may be unable to realise its assets and discharge its liabilities in the normal course of business.  However, the Directors believe that the Company will be successful in raising new funds, in the timeframe required, and accordingly, have prepared the financial report on a going concern basis.

If the Company is unable to raise sufficient funding in 2015 (the next fiscal year), it may be unable to continue to operate. There is no assurance that the Company will be successful in obtaining sufficient financing on acceptable terms and conditions to fund continuing operations, if at all. The failure of the Company to obtain sufficient funds on acceptable terms when needed could have a material adverse effect on the Company’s business, results of operations and financial condition.

The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or amounts of liabilities that might be necessary should the Company be unable to continue as a going concern.

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

Our research and development, production and service activities involve the controlled use of hazardous laboratory materials and chemicals, including small quantities of acid and alcohol, and patient tissue and blood samples.  We do not knowingly deal with infectious samples.  We, our collaborators and service providers are subject to stringent Australian federal, state and local laws and regulations governing occupational health and safety standards, including those governing the use, storage, handling and disposal of these materials and certain waste products.  However, we could be liable for accidental contamination or discharge or any resultant injury from hazardous materials, and conveyance, processing, and storage of samples and data from patient samples.  If we, our collaborators or service providers fail to comply with applicable laws or regulations, we could be required to pay penalties or be held liable for any damages that result and this liability could exceed our financial resources.  Further, future changes to environmental health and safety laws could cause us to incur additional expense or restrict our operations.  We have never had a reportable serious injury through the date of this Annual Report.

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

That decision was subsequently appealed by one of the plaintiffs on March 4, 2013. The Australian Federal Court again ruled in favor of Myriad Genetics on September 5th 2014. The decision by the court leaves intact its earlier ruling that isolated gene sequences, even if they contain the same information as DNA sequences in the body, become a manufactured object as a result of the isolation process, conferring on them an “artificial state”, and making them patentable.

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

In October 2014 the BREVAGen™ breast cancer risk assessment test was modified to contain further genetic markers and greater ethnic coverage. The test was relaunched as BREVAGenplus®. The risks associated with the new version of the test remain essentially unchanged.

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

Test samples received

Since launching its BREVAGen test in the US market in July 2011, the number of test samples received in each of the subsequent ten quarters has increased.  The start of CY14 however, brought with it severe winter weather conditions across large tracts of the US and this restricted patient and physician physical access to medical centres and willingness to attend for anything other than urgent medical care. Further to this challenge, the holiday period coincided with the introduction of the Affordable Care Act, which created uncertainty in patients’ understanding of their out-of-pocket expense liability that also restricted the uptake of BREVAGen. As a result, the number of test samples received in the March 2014 quarter, was, for the first time since launch, lower than that of the previous quarter.  In the following quarter, the company saw a return of patients to doctors’ offices and improved preparedness to take preventative care decisions, resulting in a return to growth in BREVAGen test samples received during the quarter ended June 30, 2014. Total patient samples received during the quarter were 1,096, representing 37% growth over the March 2014 quarter (800 samples).

Total samples received for the year of 3,935 was more than double that received in the previous corresponding period, representing an increase of more than 150%, reinforcing the Company’s decision to place increased focus on breast centres, radiology groups and high-population, health-conscious territories and this continued focused activity is anticipated to result in further growth over the coming quarters. Further, as a result of both increased test sample numbers and positive reimbursement changes since January 1, 2013, total sales revenue for the year increased by more than 400% over the previous corresponding period.

During the financial year ended June 30, 2012, the Company generated the first sales of its BREVAGentest.  Whilst not material to the overall result, in accordance with revenue recognition principles, due to the relatively limited numbers of tests sold in that first year of launch, the income generated from these sales was recorded on a cash basis.  Effective January 1, 2013, significant changes in the US reimbursement system have impacted (positively) on the amounts the Company has since received for the BREVAGentests it performs.

In the current year, as a result of historical experience, the Company is able to estimate its revenue deductions and accordingly has recognized deferred revenue of $446,000.  Accordingly, we now recognize revenueon the BREVAGen test at the point of sale when we are able to estimate the transaction price. Historically, we recognized revenue for the BREVAGen test upon cash receipt as we did not have enough history or agreements signed with the insurers to make a reliable estimate of the contract price

New York State

On August 30, 2013, the Company announced that it had received its Clinical Laboratory Permit from the New York State Department of Health.  This permit, which allows the Company to offer the BREVAGen test to residents of New York State, completed the final out-of-state licensure allowing the Company to provide testing services to all 50 US states.  The Company is now able to meet requests received from New York physicians to provide the BREVAGen test to patients as part of their clinical practice and Phenogen Sciences Inc. (Genetic Technologies’ US subsidiary) has now appointed its first representative to cover this State, with a particular emphasis on New York City.

Further expansion of the Company’s credentialing program

Credentialing with Preferred Provider Organisations (“PPOs”) allows for expedited claim adjudication as “in-network”.  A PPO is a managed care organisation of medical doctors, hospitals and other health care providers which has covenanted with insurers or third-party administrators to provide health care, at reduced rates, to the clients of the respective insurer or administrator.  Credentialing is a process whereby provider organisations such as physicians, care facilities and ancillary providers (including testing service providers such as Phenogen Sciences) contract directly with the PPO.  Contracts with PPOs are fundamental to having claims for the BREVAGen test adjudicated as “in-network”.

During the year, the Company announced that, through Phenogen Sciences, it had executed a further agreement with InterWest Health to use the InterWest provider network.  The execution of this agreement takes to eight the number of such PPO agreements that the Company has now entered into.  As at the date of this Report, the cumulative total number of covered lives for which its BREVAGen risk assessment test could be adjudicated as “in-network” is more than 102 million.

The positive impact of this activity has been demonstrated in reviewing reimbursement payments received in respect of the BREVAGen test since its launch.  The average reimbursement received in respect of claims that were adjudicated as “in-network” was significantly higher than the amounts received in respect of claims that were adjudicated as “out-of-network”, with the time taken to collect the funds also being materially shorter.

Once in-network, the Company receives improved cash flow via faster payment while still obtaining an acceptable level of reimbursement and reducing the costs incurred through appealing denials.  Once BREVAGen sample volumes reach a significant level and Genetic Technologies has gathered the necessary additional clinical utility data, the Company intends to approach insurers directly to contract.

Credentialing contracts have now been executed between the Company and InterWest Health, FedMed Inc., MultiPlan Network, Three Rivers Provider Network, Prime Health Services, National Preferred Provider Network / PlanCare America / Ohio Preferred Provider Network LLC (NPPN / OPPN), Galaxy Health Network and Fortified Provider Network.

Reimbursement

Up until the end of the 2012 calendar year, insurance claims for BREVAGen were submitted using the so-called “code stack” of CPT methodology codes.  Reimbursement under this regime was positive, with a low percentage of denials and appeals.  However, effective January 1, 2013, the AMA removed the code stack claim process, requiring tests without a specific CPT code to be claimed via an “Unlisted or Miscellaneous Code”.

As a result of these changes, the Company now uses a Miscellaneous Code when submitting claims for reimbursement from insurers.  As part of this transition, the list price for the BREVAGen test was increased to enable the Company to receive payment for aspects of the test that were not previously available under the code stack.  Importantly, notwithstanding this, the Company did not seek to increase the maximum out-of-pocket amount that a given patient is required to pay for a BREVAGen test under its “Patient Protection Program”.

Though the Company’s reimbursement per test (including write-offs and denials for non-coverage) has increased by more than 30%, the use of a miscellaneous code requires more administration and time by the Insurance Company to adjudicate the claim and thus increasing the time taken to receive reimbursement.

Cost effectiveness studies to improve reimbursement outcomes

Further to the publication in the journal of Cancer Prevention Research, Vol 6 (12) dated December 5, 2013: pp 1328—36, demonstrating the cost effectiveness of the BREVAGen test to guide MRI screening, an additional paper has been published demonstrating the cost effectiveness of the BREVAGen test to direct chemoprevention.

On March 7, 2014, GTG announced the publication in the journal Applied Health Economics and Health Policy Vol 12 (2): pp 203—17, of a study entitled “Economic Evaluation of Using a Genetic Test to Direct Breast Cancer Chemoprevention in White Women with a Previous Breast Biopsy”.  This study was a collaborative project between the Company and Archimedes Inc. of San Francisco, a healthcare modelling and analytics organization.  The study examined the cost-effectiveness of utilizing BREVAGen to direct tamoxifen chemoprevention.

An in-silico model of breast cancer and health care processes was used to simulate a population of white women aged 40-69, who were at elevated risk for breast cancer due to a history of benign breast biopsy, in a virtual clinical trial.  Women were assessed for risk of developing breast cancer using the BREVAGen test to determine eligibility for five years of tamoxifen therapy. The BREVAGen test was most cost-effective when given to patients at an intermediate risk of developing breast cancer (1.2 - 1.66% 5-year risk). The results demonstrated that adding genetic information about breast cancer susceptibility loci to current decision models for breast cancer chemoprevention not only improves clinical outcomes (with an average of 15 breast cancer cases prevented per 1,000 women), but is also cost-effective, with an incremental cost-effectiveness ratio below the benchmark number used by US payers of $50,000 per quality-adjusted life year (QALY) saved.

Clinical utility studies are currently being designed and will be commenced during the latter part of 2014. The data obtained in these studies will be utilised in the direct contracting discussions with Insurers and self-insured employer groups.

Further validation studies supporting BREVAGen

The Company continues to actively progress research programs with leading international academic collaborators to confirm the utility of genomic risk assessment in other ethnic populations and to incorporate the full portfolio of currently known common breast cancer susceptibility variants into the BREVAGen test.

New Product Development

Planning is well progressed and the Company is on target to release “BREVAGenplus” in Q4, CY14. The new version of BREVAGen incorporates an expanded SNP (Single Nucleotide Polymorphism) panel, providing an increase in the predictive power of the test.  Importantly, it will also be validated in Hispanic and African American women populations, thereby increasing the applicable market and simplifying the marketing process for BREVAGen in clinics and breast centres.

The launch of this next generation BREVAGen, is anticipated to result in accelerated sample test volume growth.

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

Australian heritage businesses

The 2014 financial results for the Company’s Australian genetic testing businesses exceeded budget expectations.  These well-established “heritage” businesses, which comprise the provision of a wide range of medical, paternity, forensic and animal genetic tests, continued to maintain dominant positions in a number of their respective markets, despite some considerable price competition from several competitors.

Sale of heritage Australian Genetics business

On 22 September 2014, subsequent to balance date the Company announced that it had signed a binding contract of sale for its heritage Australian Genetics business (“Australian Genetics”) to Specialist Diagnostics Services Ltd (“SDS”), the wholly owned pathology subsidiary of Primary Health Care Ltd. The Australian Genetics business provides diagnostic and sequencing services encompassing Australia-only medical, forensic, paternity and animal genomic testing. Under the terms of sale, SDS will acquire the Australian Genetics business for $2,000,000 in cash.  Assuming all conditions are met, settlement of the transaction is expected to occur within the next month.

The divestment of the Australian Genetics business follows the Company’s announcement on 15 September 2014, of plans to sell non-core assets and focus business activities on the US MDx market and commercialisation of the Company’s lead breast cancer risk test BREVAGen.

Our Patent Portfolio

The acquisition of GeneType AG in August 2000 gave our Company ownership rights to a potentially significant portfolio of issued patents.  During the intervening years, this portfolio has since been expanded by both organic growth and the acquisition of intellectual property assets from third parties. We constantly review our patent portfolio to ensure that we maintain potentially important patents but at the same time keep costs to a minimum by no longer pursuing less commercially attractive and relevant intellectual property. The major families of patents in the portfolio as of the date of this Annual Report include:

(a)         Intron Sequence Analysis;

(b)         Genomic Mapping;

(c)          Perlegen;

(d)         BREVAGenTM;

(e)          Laboratory Techniques;

(f)           Ancestral Haplotypes;

(g)          Athletic Performance;

(h)         RareCellect Project.

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

(b)         The Genomic Mapping patents describe methods for analyzing genetic material collected from various selected populations to identify and locate genes and markers of interest, by identifying highly polymorphic sites throughout the genome and particular haplotypes associated with such sites, all based on a reading of sequence information in the non-coding portions of the genome.

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

(h)         The RareCellect Project patents comprise a suite of patents, the older ones of which describe a novel and safe method for the isolation and collection of fetal cells from the peripheral blood of a pregnant woman, utilizing various HLA or other markers plus flow cytometry - all without any invasive procedure that might endanger the mother or the child.  Together with more recent patents, these form the basis of the intellectual property associated with the RareCellect project.

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

In total, we have 18 issued patents and 12 patent applications in the United States.  Reflecting our international business strategy, we have also sought and been granted foreign patents by many other major industrialized nations, corresponding to each of the major patents already issued in the United States.

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

Our current patent portfolio is described below.  “Numbers” refers to either provisional, application, publication or patent number.

	Country / region	Numbers	Granted	Pending

INTRON SEQUENCE ANALYSIS

Intron sequence analysis method for detection of adjacent and remote locus alleles as haplotypes	Australia	AU654111	•
Earliest priority August 25, 1989		AU672519	•
	Austria	AT144797	•
	Belgium	EP414469	•
	Canada	CA2023888	•
	Denmark	DK414469	•
	Europe	EP414469	•
	France	EP414469	•
	Germany	DE69029018	•
		DD299319	•
	Great Britain	EP414469	•
	Greece	GR3022410	•
	Hong Kong	HK1008053	•
	Israel	IL95467	•
	Italy	EP414469	•
	Japan	JP3206812	•
	Luxembourg	EP414469	•
	Netherlands	EP414469	•
	New Zealand	NZ235051	•
	Singapore	SG47747	•
	South Africa	ZA9006765	•
	Spain	ES2095859	•
	Sweden	EP414469	•
	Switzerland	EP414469	•
	United States	US5192659	•
		US5612179	•
		US5789568	•

GENOMIC MAPPING

Genomic mapping method by direct haplotyping using intron sequence analysis	Australia	AU647806	•
Earliest priority July 11, 1990	Austria	AT185377	•
	Belgium	EP570371	•
	Canada	CA2087042	•
	Denmark	DK570371	•
	Europe	EP570371	•
	France	EP570371	•
	Germany	DE69131691	•
	Great Britain	EP570371	•
	Ireland	IE912426	•
	Israel	IL98793	•
	Italy	EP570371	•
	Japan	JP3409796	•
	Luxembourg	EP570371	•
	Netherlands	EP570371	•
	New Zealand	NZ238926	•
	South Africa	ZA9105422	•
	Sweden	EP570371	•
	Switzerland	EP570371	•
	United States	US5851762	•

	Country / region	Numbers	Granted	Pending

PERLEGEN

Methods for genomic analysis	Australia	AU785425	•
Earliest priority March 30, 2001	Canada	CA2380047		•
	Europe	EP1246114		•
	Israel	IL148783	•
	United States	US6969589	•
	United States	US12/795361		•

Methods for identifying matched groups	United States	US7124033	•
Earliest priority April 30, 2003

Genetic analysis systems and methods	Australia	AU2003202919	•
Earliest priority January 7, 2002	Belgium	1463840	•
	Canada	CA2472646	•
	Denmark	1463840	•
	Europe	1463840	•
	France	1463840	•
	Germany	1463840	•
	Great Britain	1463840	•
	Luxembourg	1463840	•
	United States	US6897025	•

Life sciences business systems and methods	United States	US6955883	•
Earliest priority March 26, 2003

Life science business systems	United States	US7427480	•
Earliest priority March 26, 2003

Pharmaceutical and diagnostic business systems and methods	United States	US7135286	•
Earliest priority March 26, 2002

Haplotype structure of Chromosome 21 (LQTS)	United States	US7115726	•
Earliest priority March 30, 2001

BREVAGenTM

Methods for genetic analysis	United States	US7127355	•
Earliest priority March 5, 2004	United States	13/749060		•
	Japan	JP2007502088		•
	Japan	2013-151528		•

Methods for genetic analysis	Australia	AU2008304485	•
Earliest priority September 27, 2007	Canada	CA2704152		•
	Europe	08833114.5	•
	United States	14/030091		•

	Country / region	Numbers	Granted	Pending

BREVAGenTM (cont.)

Markers for breast cancer	Australia	AU2006320559	•
Earliest priority November 29, 2006		AU2012202265		•
		AU2013203426		•
		AU2013203435		•
	Austria	1954834	•
	Belgium	1954834	•
	Canada	CA2631621		•
	China	CN20068005171.0	•
		CN201310524782.4		•
		CN201310524916.2		•
		CN201310524765.0		•
	Denmark	1954834	•
	Europe	1954834	•
		12156416.5		•
		12156418.1		•
		12156417.3		•
		12156415.7		•
	France	1954834	•
	Germany	1954834	•
	Great Britain	1954834	•
	Hong Kong	HK09101235.4	•
		12112875.1		•
		12112368.5		•
		12112874.2		•
		12112873.3		•
	Iceland	1954834	•
	Ireland	1954834	•
	Israel	IL191566	•
		227562		•
		227563		•
		227564		•
	Japan	JP2008543446	•
		2013-112566		•
	Luxembourg	1954834	•
	Netherlands	1954834	•
	South Korea	KR1020087015808	•
		10-2013-7020281		•
		10-2013-7031549		•
	Switzerland	1954834	•
	United States	US12/890272		•
		US12/370972		•

Methods for breast cancer risk assessment	Australia	2010256343	•
Earliest priority June 1, 2009	Canada	2763500		•
	China	201080033130.5		•
	Europe	10782820.4		•
	Hong Kong	12109000.5		•
	Israel	216627		•
	Japan	2012-513409		•
	Mexico	MX/a/2011/012913		•
	United States	US12/920815		•

	Country / region	Numbers	Granted	Pending

RARECELLECT® PROJECT

Fetal cell recovery method	Australia	AU649027	•
Earliest priority March 27, 1990	Austria	AT194166	•
	Belgium	EP521909	•
	Canada	CA2059554	•
	Denmark	DK521909	•
	Europe	EP521909	•
	France	EP521909	•
	Germany	DE69132269	•
	Great Britain	EP521909	•
	Greece	GR3034487	•
	Ireland	IE910996	•
	Israel	IL97677	•
	Italy	EP521909	•
	Japan	JP2965699	•
	Luxembourg	EP521909	•
	Netherlands	EP521909	•
	New Zealand	NZ237589	•
	Singapore	SG79188	•
	South Africa	ZA9102317	•
	Spain	ES2149760	•
	Sweden	EP521909	•
	Switzerland	EP521909	•
	United States	US5447842	•

Identification of fetal DNA and fetal cell markers in maternal plasma or serum	Australia	AU2004217872	•
Earliest priority March 5, 2003	United States	US10/547721	•
		US13/757527		•

Biological sampling device	Australia	2010207877	•
Earliest priority January 27, 2009		2013245490		•
	Canada	2787405		•
	China	201080014151.2		•
	Europe	10735423.5		•
	Hong Kong	12105199.4		•
	Israel	514310		•
	Singapore	201105383-2	•
		201400616-7		•
	United States	13/146376		•
		14/066264		•

Device and method for obtaining a biological sample	United States	14/074215	•
Earliest priority November 7, 2013	PCT	PCT/AU2014/000454		•

	Country / region	Numbers	Granted	Pending

RARECELLECT® PROJECT (cont.)

Cell processing and/or enrichment methods	Europe	EP09712569.4		•
Earliest priority February 18, 2008 &	United States	US12/918015		•
July 3, 2008	Canada	2752838		•

Methods for obtaining fetal genetic material	Australia	2010239131		•
Earliest priority April 21, 2009	Canada	2795268		•
	Europe	10766487.2		•
	Israel	215808		•
	Singapore	201107673.4	•
	United States	13/265485		•

Methods of enriching and detecting fetal nucleic acids	Australia	2010336017		•
Earliest priority December 23, 2009	Canada	2817990		•
	Europe	10838414.0		•
	Hong Kong	13103054.2		•
	Israel	220560		•
	United States	13/518454		•

ANCESTRAL HAPLOTYPES

Genetic analysis	Europe	EP660877	•
Earliest priority November 1, 1991	France	EP660877	•
	Germany	DE69232726	•
	Great Britain	EP660877	•

Method for determining ancestral haplotypes using haplospecific geometric elements within the major histocompatability complex multigene cluster
Earliest priority November 1, 1991	United States	US6383747	•

ATHLETIC PERFORMANCE

ACTN3 genotype screen for athletic performance	Australia	AU2003258390	•
Earliest priority September 16, 2002	Canada	CA2499084	•
	China	03825166.3	•
	Europe	EP1546403	•
	France	EP1546403	•
	Germany	EP1546403	•
	Great Britain	EP1546403	•
	India	IN216886	•
	Japan	2004-534867	•
	New Zealand	NZ538890	•
	Russia	RU2388829	•
	United States	US7615342	•

LABORATORY TECHNIQUES

Internal standards for electrophoretic separations	Austria	AT159589	•
Earliest priority July 11, 1990	Europe	EP466479	•
	France	EP466479	•
	Germany	DE69127999	•
	Great Britain	EP466479	•
	Japan	JP4232850	•
	Sweden	EP466479	•
	United States	US5096557	•

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

In recent years, this strategy had evolved further with the appointment of Colorado-based law firm Sheridan Ross PC as our “assertion” partner.  With their assistance, the Company has now filed three large patent infringement suits in the U.S. against more than 20 separate parties. Further, more than 10 individual patent infringement suits have also been filed in the USA.  Settlement and license agreements have since been executed with a majority of these parties.  As of the date of this Annual Report, negotiations continue with the remaining parties and with other parties outside the U.S. lawsuits.

Our Licenses and Commercial Collaborations

Since commencing our licensing program back in 2002, we have granted commercial licenses to a total of 72 licensees and 6 research licenses to the following parties as of October 6, 2014, which are listed in reverse chronological order of the effective dates of the respective licenses:

Commercial licensees

72. Histogenetics LLC, USA
71. Promega Corporation, USA	70. Reprogenetics LLC,USA
69. Bio-Reference Laboratories / GenPath and Lenetix, USA	68. Genelex Corporation, USA
67. Genesis Genetics Institute, LLC, USA	66. Reproductive Genetics Institute Inc., USA
65. Bioscientia Institute for Medical Diagnostics and other Sonic Subsidiaries, Germany	64. Laboratory Corporation of America Holdings (‘LabCorp”)., USA
63. Genetics & IVF Institute Inc., USA	62. PreventionGenetics LLC, USA
61. 454 Life Sciences Corporation, USA	60. One Lambda Inc., USA
59. Conexio Genomics Pty. Ltd., Australia	58. GeneSeek Inc., USA
57. Sonic Group companies, USA	56. Eurofins STA Laboratories Inc., USA
55. AutoImmun Diagnostika GmbH, Germany	54. Hologic Inc., USA
53. Attomol GmbH, Germany	52. Navigenics Inc., USA
51. Orchid Cellmark Inc., USA	50. ViennaLab Diagnostics GmbH, Austria
49. Sunrise Medical Laboratories Inc., USA	48. Qiagen Sciences LLC, USA
47. Pioneer Hi-Bred International Inc., USA	46. Innogenetics NV (medical diagnostic products), Belgium
45. Laboratoires Réunis, Luxembourg	44. Interleukin Genetics Inc., USA
43. Beckman Coulter Inc. / Clinical Data Inc., USA	42. Monsanto Company (cattle genetics) USA
41. Molecular Pathology Laboratory Network Inc., USA	40. EraGen Inc., USA
39. Gen-Probe Inc., USA	38. TIB MOLBIOL Syntheselabor GmbH, Germany
37. Millennium Pharmaceuticals Inc., USA	36. GeneDx (Bio Reference Laboratories Inc.), USA
35. General Electric Company, USA	34. Prometheus Laboratories Inc. USA
33. Kimball Genetics Inc., USA	32. BioSearch Technologies Inc., USA
31. Syngenta Crop Protection AG, Switzerland	30. Monsanto Company (swine genetics), USA
29. Thermo Fisher Scientific Inc., USA	28. Monsanto Company (plant genetics) USA
27. Sciona Inc., USA	26. Genosense Diagnostics GmbH, Austria
25. Innogenetics NV (HLA products), Belgium	24. Bovigen LLC, USA
23. Optigen LLC, USA	22. Applera Corporation, USA
18 - 21. Four agriculture groups, New Zealand	17. Australian Genome Research Facility Limited, Australia
16. Bionomics Limited, Australia	15. C.Y. O’Connor ERADE Village Foundation, Australia
14. ViaLactia Biosciences Limited, New Zealand	13. MetaMorphix Inc., USA (license subsequently terminated)
12. Genzyme Corporation, USA	11. Ovita Limited, New Zealand
10. Laboratory Corporation of America Holdings, USA	9. TM Bioscience Corporation, Canada
8. Quest Diagnostics Inc., USA	7. ARUP, USA
6. Biotage AB, Sweden	5. Myriad Genetics Inc., USA
4. Perlegen Sciences Inc., USA	3. Nanogen Inc., USA
2. Sequenom Inc., USA	1. Genetic Solutions Pty. Ltd., Australia

Research licensees

6. Texas A&M University (Merlogen Inc.), USA	5. Colorado State University, USA
4. University of Technology Sydney, Australia	3. King’s College London, England
2. University of Sydney, Australia	1. University of Utah, USA

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

On May 26, 2011, the Company announced it had filed a third patent infringement law suit in the U.S.A., this time in the U.S.A. District Court, Western District of Colorado.  The ten counterparties to this suit are: Agilent Technologies Inc., Bristol-Myers Squibb Company, Eurofins STA Laboratories Inc., GlaxoSmithKline LLC, Hologic Inc., Merial LLC, Navigenics Inc., GeneSeek Inc., Pfizer Inc. and 454 Life Sciences Corporation.  Subsequent to filing this suit in Colorado, Settlement and License Agreements have been executed with a numbers of these parties including: Navigenics Inc., Hologic Inc., Eurofins STA Laboratories Inc., GeneSeek Inc. and 454 Life Sciences Corporation.

The Company is asserting actions against a number of different companies in 4 different States in the U.S.

On December 24, 2013, the Company reported that efficiencies in both legal resources and court times have been achieved by consolidating 4 cases, pending in the district of Delaware, in front of the same judge. The consolidation includes significant cases against companies such as Bristol Myers Squibb and Pfizer. These cases are awaiting scheduling orders but have been deferred until the court has ruled on 2 pending invalidity motions brought by 3 of the parties in September 2013 and in February 2014.

On March 14, 2014, the Company announced that a further consolidation had been achieved in the Northern District of California where, following the transfer of the Natera case, it has been consolidated, for at least some of the proceeding with the Agilent case. Following the court’s ruling in favour of the Company, - denying the motion to dismiss based on invalidity, issued on March 9, 2014 - case scheduling and discovery procedures are underway.

In the Glaxo-SmithKline LLC (“GSK”) case in the District of North Carolina, the Company has filed a second amended complaint introducing infringement activities related to a second Company patent. Subsequently, GSK has filed a motion to dismiss based on the familiar invalidity arguments raised by other parties. Further court activities will again be deferred until the ruling of the Judge in this matter.

On August 26, 2014, the United States District Court for the Middle District of North Carolina issued an Order denying a motion brought by GlaxoSmithKline, LLC (GSK) to dismiss the patent infringement law suit brought against it by GTG. This significant success follows the separate success reported on March 12, 2014, when a similar motion to dismiss filed by Agilent in the Northern District of California was also denied.

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

Applera Licenses:  Effective December 8, 2005, we entered into various agreements with Applera Corporation of Norwalk, Connecticut as part of a settlement of a patent dispute.  The binding agreements include a final Settlement Agreement plus license agreements and a supply agreement.  The total consideration receivable by us was paid partly in cash and partly in kind - including agreements supplying the Company with certain Applera equipment, reagents and intellectual property rights

Optigen Licenses:  Effective May 23, 2006, we executed an agreement with Optigen, LLC of Ithaca, New York.  Under the agreement, Genetic Technologies granted Optigen a non-exclusive license to our non-coding patents for applications in dogs, and Optigen granted the Company the exclusive right to offer and perform the complete range of Optigen genetic tests for diseases in dogs in the Asia-Pacific region.  The addition of the Optigen tests substantially expanded the range of genetic tests offered by us to the canine industry in our region.  The license granted by us to Optigen provides Optigen with access to our non-coding technology, covering all relevant genetic tests and research activities conducted by Optigen, in dogs.

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

Reprogenetics License: Effective December 23, 2013, we granted a license to the Company’s non-coding patents to Reprogenetics LLC, based in New Jersey, as a part of settlement agreement. As part of the license, Reprogenetics made an up-front cash payment which, under the terms of the agreement, cannot be disclosed.

Promega License: Effective March 13, 2014, we granted a license to the Company’s non-coding patents to Promega Corporation, based in Madison, Wisconsin, as a part of settlement agreement. As part of the license, Promega made an up-front cash payment which, under the terms of the agreement, cannot be disclosed.

Histogenetics License: Effective August 10, 2014, we granted a license to the Company’s non-coding patents to Histogenetics, based in Ossining, New York, as a part of settlement agreement. As part of the license, Histogenetics made an up-front cash payment which, under the terms of the agreement, cannot be disclosed.

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

Our Support for Significant Research Projects

During the year ended June 30, 2014, Genetic Technologies supported one major research program (RareCellect), details of which have been provided below.  In previous years, other projects, which have since been terminated or otherwise commercialized, have also been supported by the Company.  Some projects have arisen from new inventions made by the Company while some have been made by others who have approached the Company seeking collaboration and support for their activities.

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

Competition

Licensing

Our out-licensing business principally covers two families of “non-coding DNA” patents.  As we are the sole owners of these patents there is, by definition, no direct competition in this activity.  However, to some degree, there are alternate technologies in the market place which can be used to perform genetic analysis and genomic mapping and so in this regard we do face indirect competition and a potential risk of technological obsolescence.  A risk of patent invalidation always exists with the possibility of the discovery of previously unknown prior art, as well as the risk of patent re-examination.  Apart from these risks, the aging and expiry of our non-coding family of patents remains, and thus our ability to generate future license revenues from these particular patents may be restricted.  It is anticipated that, over time however, licensing of additional patents filed by the Company in other areas of genetics and our other research projects may replace revenues currently generated from the licensing of these non-coding patents.

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

On April 19, 2013, the Company advised that the USPTO had received a third request for an ex parte re-examination of the ‘179 patent, again from Merial, and that the request had been granted.  As was the case in all previous challenges, GTG will actively defended this matter and had the patent upheld.  On September 30, 2013, the Company announced that it had received an Ex-Parte Re-examination Certificate once again confirming the patentability of claims 1-18 and 26-32 of the ‘179 patent.  However, the Company also announced that Merial filed yet another (its third) request with the USPTO for re-examination of the ‘179 patent. This request for re-examination was once again, defended by the Company and again upheld with all claims intact as announced on February 12, 2014. The ‘179 patent is robust and our efforts have been very successful, now having been through four re-examinations with the USPTO which resulted in the re-issuing of the patent in full with all claims upheld, as mentioned above.

As a further result of our assertion program in the US, three independent but similar motions to dismiss have been brought by defendants in our assertion program. In each case, motions to dismiss were filed arguing the patents were invalid because they covered natural phenomenon or laws of nature and thus not entitled to patent protection. Again the Company has actively defended these actions and to date has prevailed in two cases that have been heard as announced by the Company on March 12, 2014 and August 26, 2014. The Company is still awaiting the decision regarding the third motion to dismiss and will actively defend any challenges to the patents as they arise.

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

Fitzroy, Victoria

Genetic Technologies Limited rents the offices and laboratory premises which are located at 60-66 Hanover Street, Fitzroy, Victoria, Australia (an inner suburb of Melbourne) from Crude Pty. Ltd.  The lease is due to expire on August 31, 2015.  The anticipated total rental charge in respect of the year ending June 30, 2015 is approximately $361,746.  Genetic Technologies Limited does not have an option to purchase the leased premises at the expiry of the lease period.

Charlotte, North Carolina

Phenogen Sciences Inc., a wholly-owned subsidiary of Genetic Technologies Limited, rents office premises which are located at 9115 Harris Corners Parkway, Suite 320, Charlotte, North Carolina, USA from New Boston Harris Corners LLC.  The lease is due to expire on October 31, 2014 and is currently being re-negotiated for a further 12 months.  The anticipated total rental charge in respect of the year ending June 30, 2015 is approximately USD 33,599.  Phenogen Sciences Inc. does not have an option to purchase the leased premises at the expiry of the lease period.

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

Formerly a Development Stage Enterprise

Until 2002, we were a development stage enterprise.  We had been developing our technology that resulted in the granting of seven families of patents in the U.S.A. which we have now actively started to commercialize and enforce.  Since inception up to June 30, 2014, we have incurred $92,175,113 in accumulated losses.  Our losses have resulted principally from costs incurred in research and development, general and administrative and sales and marketing costs associated with our operations.  Refer to the Consolidated Statements of Operations in Item 18.

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

Where we derive our revenues

Our major source of revenues up to June 30, 2002 were grants received from the Australian Government under the START Program licensing, fees from licensing the non-coding patents, DNA paternity testing services income in Australia .  Since 2002, our revenues have been derived principally from the sale of genetic tests and the granting of licenses to our non-coding technology.  During that period, our licensing program has been successful in securing licenses from a total of 72 commercial licensees and 6 research licensees (see Item 4.A for a complete list).  In June 2011, we launched the BREVAGenTM breast cancer risk assessment test in the U.S. marketplace and, as we are now accredited to offer the test in all 50 U.S. States, we anticipate that the revenues from the sale of this test will increase.

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

Recent Accounting Pronouncements

In respect of the year ended June 30, 2014, the Group has assessed all new accounting standards mandatory for adoption during the current year, noting no new standards which would have a material effect on the disclosure in these financial statements.  There has been no affect on the profit and loss or the financial position of the Group.  Certain new accounting standards and interpretations have been published that are not mandatory for June 30, 2014 reporting periods.  The Group’s and the parent entity’s assessment of the impact of these new standards and interpretations is set out in Note 2(b) of the attached financial statements.

Critical Accounting Policies

The accounting policies which are applicable to the Group and the parent entity are set out in Notes 2(c) to 2(ab) of the attached financial statements.

Comparison of the year ended June 30, 2014 to the year ended June 30, 2013

Revenues from operations

Our revenues from continuing operations (which include fees from the sale of genetic testing services) increased by 35%, or $1,187,097, as compared to the 2013 financial year. The increase in revenue was primarily due to the increase in the sales of the BREVAGenTM breast cancer risk assessment test by $1,365,150 from the previous financial year. The increase included a one off adjustment of $446,000 due the Group changing from recognizing revenue on a cash basis to an accrual basis for this test. As at June 30, 2014, the Company now has enough historical data to use to enable it to determine a reliable estimate of the amount of revenue expected to be received.  Declines in revenues other medical testing ($50,849), together with canine disease testing ($113,417), contributed to the decrease, both of which were due to increased price competition from our competitors.

Cost of sales

Our cost of sales from continuing operations (which include direct costs incurred in performing our genetic testing services) decreased by $107,738 (5.5%), from the 2013 financial year.  There was a reduction in the amount of stock written off during the 2014 year ($98,788) compared to the previous financial year. There was also a reduction in the depreciation expense ($46,358) as some of the laboratory equipment became fully depreciated during the current financial year.

Gain on deconsolidation of subsidiary

On December 12, 2013, the Company announced that its former Canadian-listed subsidiary, Gtech International Resources Limited (“Gtech”) had completed its acquisition of Sydney-based company Simavita Holdings Limited (“Simavita Holdings”), as originally disclosed by the Company to the ASX on July 30, 2013. The Group recognised a one-off gain on disposal of the subsidiary in the 2014 financial year of $761,361.  As part of the transaction, in which Simavita Holdings raised approximately $14.3 million via the issue of approximately 34.9 million new shares at an issue price of $0.41 per share (before the payment of costs and the repayment of certain debts), Gtech changed its name to Simavita Limited (“Simavita”).

The shares of Simavita commenced trading on the TSXV, under the trading symbol “SV”, on December 6, 2013.  On December 9, 2013, Simavita lodged documents with the ASX pursuant to which it also sought a listing of CHESS Depositary Interests (“CDIs”) on the ASX.  The Simavita CDIs were listed on the ASX, under the ASX code “SVA”, on February 20, 2014.

Immediately following the completion of the acquisition, Genetic Technologies Limited held a total of 1,306,166 shares in Simavita, representing approximately 2.2% of that company’s total issued capital.  As a result of the transaction, Gtech was deconsolidated from the GTG Group and a number of changes were made to the Board of that company to reflect the new ownership. Cash disposed on loss of control of subsidiary was $162,576 (refer Cash Flow Statement).

On this date the subsidiary was deconsolidated and the retained interest was recognised as an available for sale financial asset recognised at fair value. This asset has since been sold prior to the balance sheet date for $577,497 and has been included as proceeds from the sale of available-for-sale financial assets within the cash flow statement.

The Gtech International Resources Limited subsidiary was allocated to the Corporate segment.

There were no such transactions in the 2013 financial year.

Other revenue

Other revenue includes the total revenues generated from our licensing activities.  For the 2014 financial year, the Company’s licensing revenues were $863,832 which represented a decrease of 82% as compared to the result from the previous year of $4,784,913.  During the 2014 financial year, we executed Settlement and License Agreements with five parties: Genesis Genetic Institute, LLC., Genelex Corporation., BioReference / Genepath and Lenetix., Reprogenetics LLC., Promega Corporation.  Included in the total licensing revenues is royalty and annuity income of $235,335, which decreased by $969,901 during the 2014 year.  Licensing revenues form part of the Australian geographic segment.

The 2014 financial year continued to present new challenges for the Company’s licensing program, including the below mentioned re-examination proceedings for the `179 patent, and also certain changes to US legislation and new interpretations of US case law, all of which have contributed to some delay in reaching various settlements. The Company announced that on September 30, 2013, Merial had filed yet another request, its third,  with the USPTO for re-examination of the ‘179 patent. On February12, 2014: the Company announced that it had received a further ExParte Re-Examination Certificate from the United States Patent and Trademark Office (“USPTO”), this one dated February 10, 2014 (the “Certificate”).  In the Certificate, the USPTO confirms the patentability of claims 1-15, 17,18, 26-29 and 32 and no amendments have been made to the ‘179 patent. As previously stated, Genetic Technologies will actively defend such re-examinations and will also continue to vigorously pursue entities infringing the Company’s proprietary non-coding DNA technology.

On December 24,2013, the Company reported that efficiencies in both legal resources and court times have been achieved by consolidating 4 cases, pending in the district of Delaware, in front of the same judge. The consolidation includes significant cases against companies such as Bristol Myers Squibb and Pfizer. These cases are awaiting scheduling orders but have been deferred until the court has ruled on the pending invalidity motion brought by 3 of the parties. Pleasingly, 2 invalidity motions have been dismissed and the case for GSK is proceeding. However, we are still awaiting the ruling for the third motion in the District of Delaware.

On March 12, 2014, the Company announced that a further consolidation had been achieved in the Northern District of California where, following the transfer of the Natera case, it has been consolidated, for at least some of the proceeding with the Agilent case. Following the court’s ruling in favour of the Company, - denying the motion to dismiss based on invalidity, issued on March 9, 2014 . The company has and will continue to resolve these cases appropriately based on the evidence found during the prosecution of cases.

In the Glaxo-SmithKline LLC (“GSK”) case in the District of North Carolina, the Company has filed a second amended complaint introducing infringement activities related to a second Company patent. Subsequently, GSK has filed a motion to dismiss based on the familiar invalidity arguments raised by other parties. Again pleasingly, the motion was dismissed and the case is proceeding.

The Company intends to maintain the momentum of its U.S. assertion program and to continue generating licensing revenues during the 2015 financial year. Sheridan Ross continues to assist GTG with its licensing and intellectual property activities.

Selling and marketing expenses

Selling and marketing expenses increased by $984,778 (19%) to $6,251,595 during the 2014 financial year.  Considerable expenses ($5,762,023) were incurred this financial year as part of the expansion of the Company’s U.S. activities with respect to the sale of BREVAGenTM as compared with $3,608,635incurred during the preceding financial year.  This was an increase of $2,153,388 over the previous financial year. There were offsetting decreases in selling and marketing expenses incurred in Australia due to decreased personnel related costs of $625,666 due to restructuring measures incurred by the Company in the 2013 financial year and decreased consultancy costs of $154,407 and decreased marketing expenses of $146,769 compared with the prior financial year.

General and administrative expenses

General and administrative expenses decreased by $1,240,673 (28%) to $3,173,109 during the financial year.  In the previous financial year a provision for doubtful debts was expensed for $278,242 relating to an advance to an associate. The advance was forgiven in the 2014 financial year and the provision was reversed. In the 2013 financial year one off capital raising expenses (which were not allowed to be offset against equity) of $292,081 were incurred. In the 2014 financial year no such costs have been incurred. Employee related costs have also decreased by $218,679 during the 2014 financial year.

Licensing, patent and legal costs

Licensing, patent and legal costs decreased significantly by $1,320,625 (55%) to $1,079,199 during the 2014 financial year. The decrease in revenues from the new licenses granted during the financial year resulted in a material decrease in the quantum of commissions payable of $1,080,116, together with a decrease in associated legal fees of $155,314.

Laboratory, research and development costs

Laboratory, research and development costs decreased by $164,339 (5%) to $3,298,127 during the 2014 financial year. During the financial year patent costs increased by $112,621 (22%) mostly due to increased patent costs from the RareCellect research project. Offsetting decreases in employee costs of $167,850 and offsetting decreases in contract research costs of $146,614 occurred in the current financial year. The reductions in current year contract research expenses were due to the one-off expense of a cost effectiveness study of the BREVAGenTM breast cancer risk assessment test in the previous financial year.

Finance costs

Finance costs increased by $705,231 during the 2014 the financial year due to significant finance costs ($691,649) incurred with the establishment of the Iron Ridge convertible note facility.

Other income and expenses

Other income and expenses included the following movements:

•                      Receipt of the research and development tax credit of $358,395 in the current financial year increased by $177,359. The Research Tax Credit is now recognized on an accrual basis when realizable. In the prior year this was accounted for on a cash basis and the Company has corrected the accounting policy in the current year.  Foreign exchange gains incurred during financial year of $167,584 compared with foreign exchange gains in the prior year of $46,264.  This represented a net increase in overall exchange gains of $121,320 or 262%.

•                      The gain arising from the disposal of fixed assets of $53,277 during the 2014 financial year compared to a loss of $1,416 in the prior year.  The gain on sale this financial year arose from the sale of an item of plant and equipment that had previously been fully written down.

•                      The fair value gains on financial assets at fair value through profit or loss of $295,533 for the current financial year related to the revaluation of the ImmunAid option fee. There was no similar amount incurred in the 2013 financial year.

On May 16, 2014, as part of the share exchange agreement approved at an Extraordinary General meeting of Shareholders held on April 17, ImmunAid Limited (ImmunAid) granted the Company a total of 2,250,000 options to acquire ordinary shares in ImmunAid at a price of $1.35 per share at any time during the three years from the date on which the ImmunAid Options are granted. As part of the consideration the Company paid ImmunAid an option fee of $500,000 of which $114,159 was paid in cash and the balance of $ 385,841 was applied against outstanding debts.

Fair value loss on financial liabilities at fair value through profit or loss

•                      Fair value loss on financial liabilities at fair value through profit or loss for the current financial year of $648,374 that related to the year-end valuation of the convertible note facility included in the balance sheet under borrowings. There was no similar amount incurred in the 2013 financial year.

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

Other revenue

Other revenue includes the total revenues generated from our licensing activities as well as interest income.  For the 2013 financial year, the Company’s licensing revenues were $4,784,913 which represented an increase of 89% as compared to the result from the previous year of $2,526,599.  During the 2013 financial year, we executed Settlement and License Agreements with eight parties: Conexio Genomics Pty. Ltd., Genetics & IVF Institute Inc., One Lambda Inc., Laboratory Corporation of America Holdings (“LabCorp”), PreventionGenetics LLC, Reproductive Genetics Institute Inc., 454 Life Sciences Corporation and Bioscientia Institute for Medical Diagnostics and other Sonic Subsidiaries, Europe, under which those companies have been granted non-exclusive rights to a number of GTG patents, including non-coding analysis and gene mapping.  .  Included in the total licensing revenues is royalty and annuity income of $1,205,236, which decreased by $131,704 during the 2013 year.  Licensing revenues form part of the Australian geographic segment.

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

During the year ended June 30, 2014, we incurred comprehensive losses of $10,283,545. During the year ended June 30, 2013, we incurred comprehensive losses of $9,323,063. During the year ended June 30, 2012, we incurred comprehensive losses of $5,303,942.

Since inception, our operations have been financed primarily from capital contributions by our stockholders, proceeds from our licensing activities and revenues from operations, grants, and interest earned on the Company’s cash and cash equivalents.

During the year ended June 30, 2014, the Company’s net cash flows used in continuing operations were $10,987,088. During the year ended June 30, 2013, the Company’s net cash flows used in continuing operations were $7,516,779.  During the year ended June 30, 2012, the Company’s net cash flows used in continuing operations of $7,674,174. The Company’s cash and cash equivalents were $2,831,085 as of June 30, 2014.

Financing and plans for restructure

On September 15, 2014, subsequent to balance date, the Company, announced plans to restructure and realign its group activities. The changes announced will enable the Company to focus its strategy on the US molecular diagnostics (“MDx”) market and commercialisation of the Company’s lead breast cancer risk test BREVAGen.  The restructure and realignment of group activities follows a recent review of operations by the Company aimed at supporting the Company’s US MDx strategy.

The core plans approved by the Board include:

•                  the sale / divestment of non-core assets;

•                  the realignment of internal cost structures through a disciplined approach to cost management and capital allocation being driven by the recently appointed CFO;

•                  a board restructure, including the appointment of new directors, to support and enhance Company’s focus on the US MDx market; and

•                  a proposed Company name change to represent a MDx focus.

The plans being implemented are expected to provide investors with a focused MDx company and refined US commercialisation strategy for BREVAGen, with a significantly reduced operating cost base.

In support of these plans, the Company finalised the raising of $2,150,000 financing via the issue of unlisted secured (debt) notes (Notes) to existing and new Australian institutional and wholesale investors. The Notes will carry a 10.0% coupon rate, and subject to shareholder approval or, where the Company otherwise notifies that the Notes are convertible (in compliance with all applicable laws), the Notes will also be convertible into ordinary shares (at a 10.0% discount to the 5 day VWAP). The Notes will also carry free attached options to purchase further shares in the Company (Options) and will be subject shareholder approval. Shareholder approval for the conversion under Notes and the grant of the Options will be sought at a General Meeting.

The funds raised under the financing will be used to support Genetic Technologies’ short-term capital requirements and, together with existing cash reserves, will support the Company’s refocused US MDx strategy.

As disclosed in Note 2(a) of the attached financial statements, the Directors have undertaken an assessment of the Company’s ability to pay its debts as and when they fall due.  As part of this assessment, the Directors have had regard to the Company’s cash flow forecasts for the twelve month period from the date of the attached Financial Report and the cash balance on hand as at that date.  The Directors recognize that there is uncertainty in the consolidated entity’s cash flow and is wholly dependent on the Company being successful in raising additional funds via the issuance of new equity in the near term.  Any issuance of new equity will be subject to shareholder approval, which will be sought at the appropriate time.  However, the Directors believe that the Company will be successful in raising new funds, in the timeframe required, and accordingly will be able to maintain sufficient cash reserves beyond the twelve month period from the date of this Annual Report.

Our net cash from / (used in) operating activities was $(10,987,088), $(7,516,779) and $(7,674,174), for the years ended June 30, 2014, 2013 and 2012, respectively.  Cash from / (used in) operating activities for each period consisted primarily of losses incurred in operations reduced by depreciation and amortization expenses, share based payments expenses, foreign exchange movements and unrealized profits and losses relating to investments.  In approximate order of magnitude, cash outflows typically consist of staff-related costs, selling and marketing expenses, service testing expenses, general and administrative expenses, legal/patent fees and research and development costs.

Our net cash from / (used in) investing activities was $232,375, $(178,652), and $492,177 for the years ended June 30, 2014, 2013 and 2012, respectively.  Typically, cash used in investing activities related to the acquisition of laboratory equipment.  In addition, the agreement reached with Applera Corporation in December 2005 has provided us with significant credits for laboratory equipment and reagents produced by that company.  As of June 30, 2014, the balance of credits due under the various agreements with Applera Corporation was $930,951.

Our net cash from / (used in) financing activities was $11,922,964, $437,955, and $10,851,070, for the years ended June 30, 2014, 2013 and 2012, respectively. In respect of the year ended June 30, 2014, the Company generated net cash flows of $7,000,000 from the issue of 97,222,302 ordinary shares and $5,581,462 net from the issue of convertible notes . In respect of the year ended June 30, 2013, the Company generated net cash flows of $481,500 from the issue of 10,700,000 ordinary shares.  In respect of the year ended June 30, 2012, the Company generated net cash flows of $10,902,037 from the issue of 60,000,000 ordinary shares.

Apart from the purchase of plant and equipment of $181,875 in 2014, $53,611 in 2013, and $76,314 in 2012, we had no material capital expenditures for the years ended June 30, 2014, 2013 and 2012.

Future cash requirements

We expect that operating expenses and, to a lesser extent, capital expenditures will be a material use of our cash resources in future.  As of June 30, 2014, we had cash and cash equivalents totaling $2,831,085. Subsequent to this date, the Company raised a further $2,150,000 from the issue of unlisted secured (debt) notes (Notes) to existing and new Australian institutional and wholesale investors. On 22 September 2014, the Company announced that it had signed a binding contract of sale for its heritage Australian Genetics business (“Australian Genetics”) to Specialist Diagnostics Services Ltd (“SDS”), the wholly owned pathology subsidiary of Primary Health Care Ltd. The Australian Genetics business provides diagnostic and sequencing services encompassing Australia-only medical, forensic, paternity and animal genomic testing. Under the terms of sale, SDS will acquire the Australian Genetics business for $2,000,000 in cash.  Assuming all conditions are met, settlement of the transaction is expected to occur by the end of October, 2014.

As disclosed above, the Directors have undertaken an assessment of the Company’s ability to pay its debts as and when they fall due.  As part of this assessment, the Directors have had regard to the Company’s cash flow forecasts for the twelve month period from the date of the attached Financial Report and the cash balance on hand as at that date.  The Directors recognize that there is uncertainty in the consolidated entity’s cash flow forecasts However, the Directors believe that the consolidated entity will be able to maintain sufficient cash reserves beyond the twelve month period from the date of this Annual Report through a range of available options as disclosed in Note 2(a) of the attached financial statements.  We do not have any lines of credit with National Australia Bank Limited (“NAB”) and nominal credit card facilities with NAB and Bank of America, N.A. which, as of June 30, 2014, had total available credit of $250,721.

Operating leases

We are obligated under two operating leases for periods expiring through August 31, 2015.  These leases relate to the premises occupied by the Company in Fitzroy, Victoria, Australia and by its U.S. subsidiary, Phenogen Sciences Inc., in Charlotte, North Carolina, U.S.A.  The following table summarises the future minimum lease payments in respect of the two operating leases that had remaining non-cancellable lease terms in excess of one year as of June 30, 2014:

Year ending June 30,
2015	373,379
2016	60,585
Total minimum lease payments	$433,964

Item 5.C                            Research and Development, Patents and Licenses, etc.

Our principal business is biotechnology, with the emphasis on genomics and genetics, the licensing of our non-coding patents, reduction to practice of our fetal cell patents and expansion of the related service testing business.

The following table details historic R&D expenditure by project.

	2014	2013	2012
	$	$	$
RareCellect	352,478	313,791	289,208
ImmunAid (refer note)	—	—	188,525
Nematode project	1,053	1,053	906
Research at C.Y. O’Connor (refer note)	9,101	12,662	182,184
Other general R&D	249,267	245,871	231,451
Total R&D expense	611,899	573,377	892,274
Other expenditure	16,783,115	17,391,133	16,523,044
Total expenditure	17,395,014	17,964,510	17,415,308
R&D as a % of total expenditure	4%	3%	5%

Note:                  Research by the C.Y. O’Connor ERADE Village Foundation was terminated during the 2009 financial year.  The costs incurred since that time relate to impairment charges and legal fees associated with the patent portfolio that was acquired as part of that project.

ImmunAid research is carried out by former subsidiary ImmunAid Limited. As this subsidiary was deconsolidated from the Group during 2012 there was no expense incurred by the Group in 2013 and 2014.

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

Item 5F.                  Information about contractual obligations

The table below shows the contractual obligations and commercial commitments as of June 30, 2014:

	0-1 year	>1-<3 years	>3-<5 years	>5 years
Operating lease commitments	$373,379	$60,585	$—	$—

The above financial obligations are in respect of leases over office and laboratory premises.

Item 6.                                 Directors, Senior Management and Employees

Item 6.A                        Directors and Senior Management

The Directors of the Company as of the date of this Annual Report are:

Dr. Malcolm R. Brandon, BScAgr, PhD (Non-Executive)

In office from July 1,2013 up to the date of this Report

Dr. Brandon, 67, was appointed to the Board on 5 October 2009 and as its Chairman on 28 November 2012.  He also served as Chairman of the Company’s Audit Committee until 12 December 2013 and as a member of the Company’s Corporate Governance Committee since 12 December 2013.  He has spent his career in the biotech and life sciences sector where he has over 35 years’ experience in commercially focused research and development and in building successful companies which have commercialised a wide range of technologies.  As the founding director of the Centre for Animal Biotechnology, a research arm within the University of Melbourne Veterinary Science School, he was responsible for fund raising and the development of many agricultural technologies and products.  Dr. Brandon was a co-founder and Director of Stem Cell Sciences Ltd. and Smart Drug Systems Inc. and is the Chairman of genetics and artificial animal breeding company Clone International which uses cloning technologies to breed cattle, sheep and horses and to preserve the genetics of elite animals

Dr. Mervyn Cass, MBBS (Non-Executive)

In office from July 1, 2013 up to the date of this Report

Dr. Cass, 73, was appointed to the Board on September 30, 2011 and also serves as a member of the Company’s Audit Committee and as Chairman of the Corporate Governance Committee..  He is a practising medical practitioner and, after 28 years as the senior partner in an occupational medical practice in Port Melbourne, accepted the appointment as Medical Director of a plastic surgery centre in 1996.  He was the founding Chairman of the Australasian Occupational Medical Group and was a Director of Wolfe Research Pty. Ltd., a private medical biotech company associated with RMIT University.  He has been an advisor to the Victorian Government on Workers’ Compensation and Radiological Standards in general practice and is a former member of the Jewish Community Council of Victoria, the roof body of the Victorian Jewish Community.

Dr Paul A. Kasian, AM, PhD, MBA (Non-Executive)

In office from December 12, 2013 up to the date of this Report

Dr. Kasian, 57, was appointed to the Board on December 12, 2013 and also serves as a member of the Company’s Corporate Governance Committee.  Dr. Kasian is an experienced executive director with demonstrated domestic and international success in funds management, encompassing senior leadership, investment and risk roles.  Previously, Dr. Kasian has held senior leadership positions in a number of investment groups, including Chief Investment Officer at HSBC Asset Management; Head of HSBC Global Financial Team; Founding Director Accordius and Founding Director Wallara Asset Management.

Dr. Kasian has significant funds management experience in Australia leading investment in the healthcare and life sciences sector.  He was previously a Project Leader at ICI Australia providing advice on biotech projects and acquisitions.  He holds a PhD in Microbiology and a Master of Business Administration, both from the University of Melbourne.

Grahame Leonard AM, BA (Hons), LLB, CA, CPA, FAICD (Dip), AFAIM (Non-Executive)

In office from November 29, 2013 up to the date of this Report

Mr. Leonard, 73, was appointed to the Board on November 29, 2013 and also serves as Chairman of the Company’s Audit Committee. Mr. Leonard is a qualified Chartered Accountant and a Barrister and Solicitor of the Supreme Court of Victoria.  He began his professional life in various positions in the steel industry, having worked for 20 years with Lysaght (BHP), gaining invaluable training and experience in all facets of management, honing his skills in negotiating, training, planning and communication.

He subsequently accepted a senior executive position as Divisional General Manager with Nylex, which evolved into the BTR Nylex group.  On his return from establishing a distribution structure in USA in 1986, Mr. Leonard became Chief Operating Officer and Finance Director of the Australian subsidiary of the publishing multinational, The Thomson Corporation.

Mr. Leonard’s current professional positions include Commissioner, Victorian Multicultural Commission; Chairman, Escrow Angel Pty. Ltd., Diffuze Pty. Ltd., Health Media Group Pty Ltd and Digital Collective Pty. Ltd. Director, Skylabs Pty. Ltd., Opco Pty. Ltd. and Sunnymarsh Pty. Ltd. His numerous community positions include member Committee of Management, Past President and Honorary Life Member Executive Council of Australian Jewry; Director and Immediate Past Honorary Chief Executive Officer of Transparency International Australia (the Australian arm of the international anti-corruption watchdog), and member Governance and Steering Committees on the Jewish Community Demographic Survey Project.

In 2003, Mr. Leonard was awarded the Centenary Medal, instituted to commemorate the centenary of Federation of Australia, for community service and, in 2008 he was appointed a Member of the Order of Australia.

Prof. Ian McKenzie, PhD, MD, FRACP (Non-Executive)

In office from November 29, 2013 up to the date of this Report

Professor McKenzie,76, was appointed to the Board on November 29, 2013 and also serves as a member of the Company’s Corporate Governance Committee. Professor McKenzie graduated in Medicine (1961 MBBS) from Melbourne University and trained in Internal Medicine at the Royal Melbourne Hospital at the time when renal transplantation was being established.  An MD and MRACP/FRACP followed and a PhD on “Antibodies in Transplantation”.  He then worked at the Massachusetts General Hospital in Boston, and at the Jackson Laboratory in Bar Harbor, Maine USA, where his interest in Lymphocyte Surface antigens developed when working with Dr. George Snell (Nobel Prize 1980).

On return to Australia in 1974, Professor McKenzie worked at the Austin Hospital, established a “Centre of Excellence” in the Department of Pathology at the University of Melbourne and, in 1990, was appointed as Founding Director of the Austin Research Institute (ARI).  His research at the ARI resulted in the formation of Prima Biomed Limited where he was a founding Board Member.  He is currently a member of the Scientific Advisory Board of Revivicor (USA) and is an honorary member of the Australian Society for Immunology, Transplant Society of Australia and New Zealand, and International Xenotransplantation Association.

Professor McKenzie’s major contributions are described in more than 700 papers, covering allo- and xeno-transplantation, cell surface antigens and studies in the diagnosis and therapy of cancer.  His laboratory pioneered the application of monoclonal antibody technology in Australia in the 1970’s, some of which were used in the clinic, either alone or as immunoconjugates, or were used to develop serum based ELISA tests for breast or ovarian cancer and were successfully licensed.  More recently, he has been consulting for several biotech companies, particularly involved in cancer vaccines and was the scientific consultant before joining the Board of the CRC for Biomarker Translation.

Mr. David Carter, B.Ec, LL.B (Hons), LL.M (Monash), BCL (Oxford)

In office from September 24, 2014 (subsequent to balance sheet date) up to the date of this Report

Mr. Carter, 60, was appointed to the Board on September 24, 2014. Mr. Carter is an experienced company director, corporate lawyer and adviser. Mr. Carter has been an international partner of one of the world’s largest law firms and has extensive legal and management experience. He has been a director of a number of listed company boards, a chairman of two, and chair of two audit and risk and nomination and remuneration committees.

Mr. Carter is currently a director of Thorn Group Limited (ASX Listed) (immediate past Chair), Glutagen Pty Ltd; and In:Capital Pty Ltd.  Other companies where he has acted as a director include VENCorp Ltd (the public corporation responsible for managing the gas and electricity market and transmission grid in Victoria), Azure Healthcare Limited (Chairman) (ASX Listed), and the not for profit company, Diabetes Australia Victoria Limited.

Mr. Carter has significant practical corporate governance experience through his role as a director and his legal advisory roles.  He has good relationships within participants in financial markets and is focused on strategic development and shareholder value.

Dr. Lindsay Wakefield, M.B.B.S

In office from September 24, 2014 (subsequent to balance sheet date) up to the date of this Report

Dr. Wakefield, 56, was appointed to the Board on September 24, 2014. Dr. Wakefield started Safetech in 1985. In 1993, he left Medicine to become the fulltime CEO of the Company. Over the next 25 years Safetech became a force in the Australian material handling and lifting equipment market, designing and manufacturing a wide range of industrial products. In 2006, Safetech was awarded the Telstra Australian National Business of the Year.

In 2013, Safetech merged to become STS (Safetech Tieman Solutions) which is Australia’s largest manufacturer and supplier of dock equipment, freight hoists and custom lifting solutions.

Dr. Wakefield continues as Managing Director of STS and has been a keen Biotech investor for past 20 years, often at a mezzanine level.

Also during the financial year, Mr. Tommaso Bonvino served as a Director of the Company and Chairman of the Board from the beginning of the year until he resigned on November 29, 2013.  Mr. Benjamin Silluzio served as a Director of the Company from the beginning of the year until he resigned on November 29, 2013.

Senior Management

We have a professional team of qualified and experienced personnel, including a number of research and development scientists and technicians.  The Group currently has 63 full-time-equivalent employees in addition to the four Directors listed above.  Of the total number of personnel, nine have Doctorate qualifications.  The members of the Company’s Senior Leadership Team as at the date of this Report, and a brief summary of their relevant experience, is as follows:

Alison J. Mew, (Chief Executive Officer)

Ms. Mew, 56, was appointed as Chief Operating Officer in August 2009 and subsequently as Chief Executive Officer in December 2013.  She has a diverse background in leadership and operations management in the biopharmaceutical industry, in both Australia and overseas, covering animal and human health, including more than 13 years with CSL Ltd. in various senior positions.

Euillio Buccilli, (Chief Financial Officer)

Mr Buccilli, 61, was appointed to the role of Chief Financial Officer on June 2, 2014.  He joins the Company after more than 35 years of senior management experience with blue chip corporations such as General Electric, Computer Science Corporation, Coles Myer, and Challenger Limited. Whilst at GE, he was seconded to the U.S., where he worked at the GE Capital Headquarters located in Stamford, Connecticut. He possesses extensive financial and commercial experience, with a strong emphasis on financial and corporate management.

Mark J. Ostrowski, (Senior Vice President Sales and Marketing — Phenogen Sciences Inc.)

Mr. Ostrowski, 51, was appointed as Senior Vice President Sales and Marketing — Phenogen Sciences Inc. in September 2012. He brings more than 20 years of sales and marketing experience in molecular diagnostics having served in senior managerial positions at several companies focused on women’s health and oncology, including Myriad Genetics and DIANON Systems. During his tenure at Myriad, he managed a sales force of over 200 representatives, demonstrating average annual revenue growth of over 50%.

Dr. Richard Allman, PhD (Scientific Director)

Dr. Allman, 54, joined the Company in 2004 and was appointed as Scientific Director in December 2012.  He has over 20 years of scientific and research experience in both the academic arena in the UK and the commercial sector in Australia. He has wide experience in research leadership, innovation management, and intellectual property strategy, covering oncology, diagnostics, and product development. Prior to entering the biotech sector, Dr. Allman’s academic career encompassed oncology research, drug development, and assay design.

Diana Newport,  (Quality and Business Operations Director)

Ms. Newport, 57, was appointed as Quality and Business Operations Director in September 2013. She comes to the Company with extensive international Quality Systems and operational experience in the highly regulated industries of food and pharmaceutical. The Company will benefit from her recent senior roles within the CSL quality control laboratories.

M. Luisa Ashdown,  (Director of Global Licensing and Intellectual Property)

With expertise in the area of genetics and immunology, Ms. Ashdown, 58, has been with the Company since it started in 1989 and was instrumental in the establishment of the Company’s laboratory capability and DNA testing services.  She has since served in various roles including as Director of several of GTG’s subsidiaries. For over a decade, she has been involved in Licensing and Intellectual Property defence and management.

Also during the financial year, Mr. Ivan Jasenko resigned as Operations Director on August 16, 2013 and Mr. Thomas Howitt resigned as Chief Financial Officer and Company Secretary on March 28, 2014.

Item 6.B                 Compensation

Details of the nature and amount of each major element of the compensation of each director of the Company and each of the named officers of the Company and its subsidiaries, for services in all capacities during the financial year ended June 30, 2014 are listed below.  All figures are stated in Australian dollars (AUD).

		Short-term		Post-employment	Other long-	Share-based
Name and title of		Salary/fees	Other	Superannuation	term benefits	Options	Totals
Directors	Year	$	$	$	$	$	$
Dr. Malcolm R. Brandon	2014	67,125	—	28,059	—	—	95,184
Non-Executive Chairman	2013	51,759	—	26,458	—	—	78,217
Tommaso Bonvino(1)	2014	22,343	—	2,066	—	—	24,409
Non-Executive Director	2013	52,318	—	4,708	—	—	57,026
Dr. Mervyn Cass	2014	33,516	—	25,069	—	—	58,585
Non-Executive Director	2013	52,318	—	4,708	—	—	57,026
Benjamin Silluzio (2)	2014	22,343	—	2,066	—	—	24,409
Non-Executive Director	2013	29,344	—	2,641	—	—	31,985
Dr. Melvyn J. Bridges	2014	—	—	—	—	—	—
Ex-Non-Exec. Chairman	2013	32,683	—	9,754	—	—	42,437
Gregory W. Brown	2014	—	—	—	—	—	—
Ex-Non-Executive Director	2013	18,016	—	1,621	—	—	19,637
Huw D. Jones	2014	—	—	—	—	—	—
Ex-Non-Executive Director	2013	21,229	—	1,910	—	—	23,139
Grahame Leonard A.M. (3)	2014	31,281	—	2,893	—	—	34,174
Ex-Non-Executive Director	2013	—	—	—	—	—	—
Prof. Ian McKenzie (4)	2014	31,281	—	2,893	—	—	34,174
Ex-Non-Executive Director	2013	—	—	—	—	—	—
Dr. Paul Kasian (5)	2014	29,460	—	2,725	—	—	32,185
Ex-Non-Executive Director	2013	—	—	—	—	—	—
Sub-totals for Directors	2014	237,349	—	65,771	—	—	303,120
	2013	257,667	—	51,800	—	—	309,467

Notes:

(1)         Mr. Tommaso Bonvino resigned as a Director of the Company on November 29, 2013.

(2)         Mr. Benjamin Silluzio resigned as a Director of the Company on November 29, 2013.

(3)         Mr. Grahame Leonard was appointed as Non-Executive Director of the Company on December 2, 2013.

(4)         Prof. Ian McKenzie was appointed as Non-Executive Director of the Company on December 2, 2013.

(5)         Dr. Paul Kasian was appointed as Non-Executive Director of the Company on December 12, 2013.

(6)         Mr. David Carter and Dr. Lindsay Wakefield were appointed as Non-Executive Directors of the Company on September 24, 2014, subsequent to balance sheet date.

Executives

		Short-term		Post-employment	Other long-	Share-based
Name and title of		Salary/fees	Other	Superannuation	term benefits	Options	Totals
Executives	Year	$	$	$	$	$	$
Alison J. Mew	2014	227,375	—	22,812	4,168	—	254,355
Chief Executive Officer	2013	223,133	—	24,999	13,726	—	261,858
Thomas G. Howitt(1)	2014	187,824	114,755	17,374	—	—	319,953
Chief Financial Officer and Company Secretary	2013	222,624	20,000	22,286	(721)	—	264,189
Mark J. Ostrowski(2)	2014	299,828	—	—	6,591	60,661	367,080
US Senior Vice President Sales and Marketing	2013	221,953	10,778	—	9,844	63,549	306,124
Dr. Richard Allman	2014	125,725	—	14,252	7,459	—	147,436
Scientific Director	2013	114,076	—	13,782	12,817	—	140,675
Dr. Paul D.R. MacLeman(7)	2014	—	—	—	—	—	—
Ex-Chief Executive Officer	2013	122,949	161,297	11,064	—	—	295,310
Lewis J. Stuart (8)	2014	—	—	—	—	—	—
Ex-General Manager US ops.	2013	52,843	107,752	—	—	—	160,595
Gregory J. McPherson (9)	2014	—	—	—	—	—	—
Ex-VP Sales and Marketing	2013	182,157	77,775	16,844	—	—	276,776
Dr. David J. Sparling(10)	2014	—	—	—	—	—	—
Ex-VP Legal / Corp. Develop.	2013	79,781	102,248	8,080	—	—	190,109
Ivan Jasenko (3)	2014	20,470	12,893	1,894	—	(12,156)	23,101
Ex-Operations Director	2013	148,607	—	13,374	4,760	12,624	179,365
Diana Newport (4)	2014	98,692	—	23,878	7,644	—	130,214
Quality & Ops. Director	2013	—	—	—	—	—	—
Luisa Ashdown (5)	2014	140,441	—	12,991	8,500	20,761	182,693
Director, Licensing & IP	2013	—	—	—	—	—	—
Eutillio Buccilli (6)	2014	14,433	—	2,865	1,289	—	18,587
Chief Financial Officer	2013	—	—	—	—	—	—
Sub-totals for Executives	2014	1,114,788	127,648	96,066	35,651	69,266	1,443,419
	2013	1,368,123	479,850	110,429	40,426	76,173	2,075,001
Total remuneration of	2014	1,352,137	127,648	161,837	35,651	69,266	1,746,539
Key Management Personnel	2013	1,625,790	479,850	162,229	40,426	76,173	2,384,468

Notes:

The following changes to KMP occurred during the period from July 1, 2013 to the date of this Report:

(1)         Mr. Thomas Howitt resigned as a Chief Financial Officer and Company Secretary of the Company on March 28, 2014. Included in his payments under the heading “other” is the payment of unused annual leave and unused long service leave of $114,755 (2013: $nil) and STI payments of $nil (2013:20,000).

(2)         Mr. Mark Ostrowski received a STI payment of $nil (2013:$10,778).

(3)         Mr. Ivan Jasenko resigned as Operations Director of the Company on August 16, 2013. Included in his payments under the heading “other” is the payment of unused annual leave of $12,893 (2013: $nil).

(4)         Ms. Diana Newport was appointed as Quality and Business Operations Director of the Company on September 26, 2013.

(5)         Ms. Luisa Ashdown became a member of the Key Management Personnel on August 23, 2013.

(6)         Mr. Eutillio Buccilli was appointed as Chief Financial Officer of the Company on June 2, 2014

(7)         Dr. Paul MacLeman resigned as Chief Executive Officer of the Company on November 27, 2012.  Included in his payments under the heading “other” is a termination payment of $nil (2013: $161,297).

(8)         Mr. Lewis Stuart ceased to be an employee of the Company on August 24, 2012.  Included in his payments under the heading “other” is a termination payment of $nil (2013: $107,752).

(9)         Mr. Greg McPherson ceased to be an employee of the Company on July 12, 2013.  Included in his payments under the heading “other” is a termination payment of $nil (2013: $77,775) that was accrued as at June 30, 2013.

(10)  Dr. David Sparling resigned as VP Legal and Corporate Development on November 27, 2012.  Included in his payments under the heading “other” is a termination payment of $ nil (2013: $102,248).

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

Options exercised, granted and lapsed as part of remuneration during the year ended June 30, 2014

During the 2014 financial year no options were granted as equity compensation benefits to Executives, as disclosed below.  Details of the options held by the Executives nominated as Key Management Personnel during the year ended June 30,2014 are set out below.

Value at
	Number of options		Exercise	Number	Fair value	date of	Final
Name of Executive	Exercised	Granted	price	lapsed	per option	lapse	vesting date
Alison J. Mew	—	—	—	—	—	—	Not applicable
Thomas G. Howitt	—	—	—	500,000	—	—	Not applicable
Mark J. Ostrowski	—	—	—	—	—	—	Not applicable
Dr. Richard Allman	—	—	—	—	—	—	Not applicable
Gregory J. McPherson	—	—	—	—	—	—	Not applicable
Ivan Jasenko	—	—	—	500,000	—	—	Not applicable
Diana Newport	—	—	—	—	—	—	Not applicable
Luisa Ashdown	—	—	—	—	—	—	Not applicable
Eutillio Buccilli	—	—	—	—	—	—	Not applicable
Totals	—	—		1,000,000

Options exercised, granted and lapsed as part of remuneration during the year ended June 30, 2013

During the 2013 financial year, there were 2,400,000 options granted as equity compensation benefits to Executives. 10,700,000 options were exercised and 800,000 lapsed.

Fair values of options

During the year ended June 30, 2014, a total of 1,000,000 options that had previously been issued to KMPs lapsed.  Of this number, a total of 1,000,000 options were forfeited, whilst no options expired.  The lapsed options had no fair value on the date they lapsed as they were “out of the money”.  During the year ended June 30, 2013, a total of 10,700,000 options were exercised (refer Note 28 for details).

The above options granted during the 2014 financial year vest in three equal tranches after 12 months, 24 months and 36 months from the date of grant, respectively.  As at June 30, 2014, there were 2 executives and 13 employees who held options that had previously been granted under the Company’s respective option plans.

Fair values at grant date are independently determined using a Black-Scholes option pricing model that takes into account the exercise price, the term of the option, the share price at grant date and expected price volatility of the underlying share, the expected divided yield and the risk-free interest rate for the term of the option.

Optionholdings of Key Management Personnel

June 30, 2014

								Financial
								year	Fair
						Vesting as at year end		in which	Value yet
	Opening	Number of options			Closing		Not	options	to vest
Name of optionholder	balance	Granted	Exercised	Lapsed	balance	Exercisable	exercisable	vest	$
Executive
Thomas G. Howitt	500,000	—	—	(500,000)	—	—	—	—	—
Alison J. Mew	—	—	—	—	—	—	—	—	—
Gregory J. McPherson	—	—	—	—	—	—	—	—	—
Mark J. Ostrowski	2,400,000	—	—	—	2,400,000	800,000	1,600,000	2016	104,000
Richard Allman	—	—	—	—	—	—	—	—	—
Ivan Jasenko	500,000	—	—	(500,000)	—	—	—	—	—
Diana Newport	—	—	—	—	—	—	—	—	—
Luisa Ashdown	1,000,000	—	—	—	1,000,000	666,667	333,333	2015	21,667
Luisa Ashdown	500,000	—	—	—	500,000	500,000	—	2014	—
Eutillio Buccilli	—	—	—	—	—	—	—	—	—
Totals	4,900,000	—	—	(1,000,000)	3,900,000	1,966,667	1,933,333		125,667

30 June 2013

								Financial
								year	Fair
						Vesting as at year end		in which	value yet
	Opening	Number of options			Closing		Not	options	to vest
Name of optionholder	balance	Granted	Exercised	Lapsed	balance	Exercisable	exercisable	vest	$
Executive
Dr. Paul DR MacLeman	3,600,000	—	(3,600,000)	—	—	—	—	—	—
Thomas G. Howitt	2,500,000	—	(1,000,000)	(1,000,000)	500,000	500,000	—	—	—
Alison J. Mew	1,500,000	—	(1,500,000)	—	—	—	—	—	—
Lewis J. Stuart	2,400,000	—	(1,600,000)	(800,000)	—	—	—	—	—
Gregory J. McPherson	1,500,000	—	(1,500,000)	—	—	—	—	—	—
Dr. David J. Sparling	1,500,000	—	(1,500,000)	—	—	—	—	—	—
Mark J. Ostrowski	—	2,400,000	—	—	2,400,000	—	2,400,000	2016	156,000
Richard Allman	—	—	—	—	—	—	—	—	—
Ivan Jasenko	500,000	—	—	—	500,000	333,333	166,667	2014	16,833
Totals	13,500,000	2,400,000	(10,700,000)	(1,800,000)	3,400,000	833,333	2,566,667		172,833

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

As of the date of this Annual Report, there were 2 executives and 13 employees who have been granted options under the Plans.  Options issued under the Plan carry no rights to dividends and no voting rights.

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

Year ended June 30, 2013:

During the year ended June 30, 2013, a total of 3,650,000 options over the Company’s ordinary shares were issued to certain employees of the Group.  Each option, which was issued at no charge, entitles the holder to acquire one ordinary share in the Company at exercise prices ranging from $0.10 to $0.14 cents each up to, and including, January 25, 2018, unless exercised before that date.  The options vest in three equal tranches after 12 months, 24 months and 36 months from the date of grant, respectively

During the 2013 financial year, a total of 10,700,000 shares were issued as a result of the exercise of options.  No options have been exercised since the end of the financial year.  During the 2013 financial year, a total of 3,550,000 options that had been issued to employees lapsed.  Of this number, a total of 1,550,000 options were forfeited, while the remaining 2,000,000 options expired.  Option holders do not have any right, by virtue of their options, to participate in any share issue of the Company or any related body corporate

Year ended June 30, 2014:

During the year ended June 30, 2014, a total of 1,250,000 options over the Company’s ordinary shares were issued to certain employees of the Group.  Each option, which was issued at no charge, entitles the holder to acquire one ordinary share in the Company at exercise of $0.11 cents each up to, and including, July 11, 2018, unless exercised before that date.  The options vest in three equal tranches after 12 months, 24 months and 36 months from the date of grant, respectively.

During the 2014 financial year, there were no shares were issued as a result of the exercise of options.  No options have been exercised since the end of the financial year.  During the 2014 financial year, a total of 3,000,000 options that had been issued to employees were forfeited.  Option holders do not have any right, by virtue of their options, to participate in any share issue of the Company or any related body corporate

As of the date of this Annual Report, there was a total of 7,775,000 options outstanding.

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

During the years ended June 30, 2014, 2013 and 2012, the Company recorded a share-based payments expense in respect of the options granted of $119,531, $223,005 and $268,343, respectively.

This share based payment expense is included within selling and marketing costs, general and administrative costs, licensing, patent and legal costs, and laboratory research and development costs in the statement of comprehensive income/(loss).

The following is additional information relating to the options granted under the respective Plans as of June 30, 2014:

	Options outstanding			Options exercisable
Range of		Weighted	Remaining weighted
exercise prices	Number of options	average exercise price	average contractual life (years)	Number of options	Weighted average exercise price
$0.01 - $0.10	750,000	$0.10	3.52	250,000	$0.100
$0.11 - $0.20	7,025,000	$0.156	2.67	3,925,000	$0.172
	7,775,000	$0.151	2.75	4,175,000	$0.167

The following is additional information relating to the options granted under the respective Plans as of June 30, 2013:

	Options outstanding			Options exercisable
Range of		Weighted	Remaining weighted
exercise prices	Number of options	average exercise price	average contractual life (years)	Number of options	Weighted average exercise price
$0.01 - $0.10	1,500,000	$0.082	3.64	500,000	$0.045
$0.11 - $0.20	8,025,000	$0.159	3.45	2,666,667	$0.176
	9,525,000	$0.147	3.48	3,166,667	$0.155

The following is additional information relating to the options granted under the respective Plans as of June 30, 2012:

	Options outstanding			Options exercisable
Range of		Weighted	Remaining weighted
exercise prices	Number of options	average exercise price	average contractual life (years)	Number of options	Weighted average exercise price
$0.01 - $0.10	12,000,000	$0.045	2.85	12,000,000	$0.045
$0.11 - $0.20	6,425,000	$0.167	3.99	1,258,333	$0.190
$0.21 - $0.30	1,700,000	$0.220	0.32	1,700,000	$0.220
	20,125,000	$0.099	3.00	14,958,333	$0.077

The fair value for the options issued to employees was estimated at the date of grant using a Black-Scholes option-pricing model with the following range of assumptions for June 30:

	2014	2013	2012
Risk Free Interest Rate	3.13%	3.24% to 3.66%	3.23% to 3.65%
Expected Dividend Yield	—	—	—
Historic and Expected Volatility	80%	95% to 100%	83% to 100%
Option Exercise Prices	$0.105	$0.045 to $0.22	$0.12 to $0.2
Weighted Average Exercise Price	$0.105	$0.129	$0.145
Expected Lives	3.82 years	3.48 years	3.83 years

A total of 1,250,000 options were granted during the year ended June 30, 2014. A total of 3,650,000 options were granted during the year ended June 30, 2013.  A total of 3,250,000 options were granted during the year ended June 30, 2012.

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

The Board meets to discuss business regularly throughout the year, with additional meetings being held when circumstances warrant.  Included in the table below are details of the meetings of the Board and the two sub-committees of the Board that were held during the 2014 financial year.

			Sub-Committees of the Board
	Directors’ meetings		Audit		Corporate Governance
Name of Director	Eligible	Attended	Eligible	Attended	Eligible	Attended
Dr. Malcolm R. Brandon (1)	14	13	1	1	—	—
Tommaso Bonvino (2)	6	6	—	—	—	—
Dr. Mervyn Cass (4)	14	14	4	4	—	—
Benjamin Silluzio	6	6	1	1	—	—
Grahame Leonard A.M. (3)	8	8	3	3	—	—
Prof. Ian McKenzie	8	8	—	—	—	—
Dr. Paul Kasian	7	7	3	3	—	—

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

Committee membership

As at the date of this Report, the Company had an Audit Committee and a Corporate Governance Committee of the Board of Directors (the latter being formerly known as the Nomination and Remuneration Committee).  The individuals who served as members of these Committees during the financial year were:

The various individuals who served as members of the Sub-Committees during the 2014 financial year were:

	Audit Committee	Corporate Governance Committee
Name of Member	Period served	Period served
Dr. Malcolm R. Brandon	July 1, 2013 to December 12, 2013	December 12, 2013 to June 30, 2014
Tommaso Bonvino	Not applicable	July 1, 2013 to November 29, 2013
Dr. Mervyn Cass	July 1, 2013 to June 30, 2014	July 1, 2013 to June 30, 2014
Benjamin Silluzio	July 1, 2013 to November 29, 2013	July 1, 2013 to November 29, 2013
Grahame Leonard A.M	December 12, 2013 to June 30, 2014	Not applicable
Prof. Ian McKenzie	Not applicable	December 12, 2013 to June 30, 2014
Dr. Paul Kasian	December 12, 2013 to June 30, 2014	Not applicable

Notes:

1.         Dr. Brandon served as the Chairman of the Audit Sub-Committee from July 1, 2013 to December 12, 2013.

2.         Mr. Bonvino served as the Chairman of the Corporate Governance Sub-Committee from July 1, 2013 to November 29, 2013.

3.         Mr. Leonard served as the Chairman of the Audit Sub-Committee from December 12, 2013 to June 30, 2014.

4.         Dr. Cass served as the Chairman of the Corporate Governance Sub-Committee from December 12, 2013 to June 30, 2014.

As of the date of this Annual Report, the members of the Audit Committee, all of whom are independent, were:

Grahame Leonard A.M (Chairman)

Dr. Mervyn Cass

Dr. Paul Kasian

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

Dr. Mervyn Cass (Chairman)

Dr. Malcolm R. Brandon

Prof. Ian McKenzie

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

Item 6.D                        Employees

As of the date of this Annual Report, the Group comprising the Company and its subsidiaries, employed 63 full-time equivalent employees.  The number of full-time equivalent employees as of the end of each respective financial year ended June 30 are as follows:

2014	63
2013	64
2012	56

Item 6.E                        Share Ownership

The relevant interest of the directors in the share capital of the Company as notified by them to the Australian Securities Exchange in accordance with section 205G(1) of the Corporations Act 2001 as of the date of this Annual Report is as follows:

Director	Ordinary shares	Percentage of Capital held
Dr. Malcolm R. Brandon	—	N/A
David Carter	—	N/A
Dr. Mervyn Cass	577,834	0.082%
Grahame Leonard A.M.	3,000,000	0.426%
Dr. Paul Kasian	256,410	0.036%
Prof. Ian McKenzie	—	N/A
Dr. Lindsay Wakefield	14,916,846	2.117%

Notes:             As of the date of this Annual Report, no options over Ordinary Shares are held by the Directors.

Item 7.                                     Major Shareholders and Related Party Transactions

Item 7.A                        Major Shareholders

As at the date of this Annual Report, there were no shareholders who is the beneficial owner of 5% or more of our voting securities.

The number of Ordinary Shares on issue in Genetic Technologies as of the date of this Annual Report was 704,531,272.  The number of holders of Ordinary Shares in Genetic Technologies as of the date of this Annual Report was approximately 2,832.

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

Item 7.B                        Related Party Transactions

During the year ended June 30, 2014, various transactions between entities within the Group and other related parties occurred, as listed below.  Except where noted, all amounts were charged on commercial, arm’s-length terms and at commercial rates.

ImmunAid Limited

ImmunAid Limited (“ImmunAid”) is a former associate of Genetic Technologies Limited (the “Company”) in which the Company held a total of 4,500,000 ordinary shares, representing a 40% direct equity interest in ImmunAid until the following transactions were undertaken:-

•                  On December 18, 2013, the Company announced that entities associated with the Company’s founder and largest beneficial shareholder, Dr. Mervyn Jacobson (collectively, the “Jacobson Entities”), had entered into transactions which, when completed, will result in the disposal by them of 105,937,500 shares in the Company.  Subsequent to that date, the Jacobson Entities disposed of 30,000,000 shares in the Company.

•                  The Jacobson Entities and the Company entered into a binding Share Exchange Agreement (“Agreement”) pursuant to which, subject to shareholder approval, the Jacobson Entities will exchange a total of 75,937,500 shares in the Company at an agreed price of $0.08 per share in return for 4,500,000 shares in ImmunAid Limited (“ImmunAid”) owned by the Company at an agreed price of $1.35 per share.  The Jacobson Entities will not be entitled to vote at the Company shareholder meeting to consider the approval of this Agreement.

•                  ImmunAid and the Company have also executed an Option Agreement pursuant to which ImmunAid will, when completion occurs under the Agreement, grant to the Company options to acquire a total of 2,250,000 ordinary shares in ImmunAid.  Each option will entitle the Company to acquire one ordinary share in ImmunAid at a price of $1.35 per share at any time for three years from the date on which the options are granted.  In consideration for the options granted to the Company by ImmunAid, the Company will pay ImmunAid an option fee of $500,000, of which $385,841 will be satisfied by the forgiveness of outstanding debts currently owed to the Company by ImmunAid.  The Company will pay the balance owed of $114, 159 on the option fee in cash. Based on the Company’s current option agreement with ImmunAid, Dr. Mervyn Jacobson and Immunaid Limited are considered to be related parties of the Company.

•                  On March 13, 2014 the Company released the notice of the Extraordinary General Meeting of shareholders and Sample Proxy for the Meeting.  The notice of meeting also included the Independent Expert’s Report which was required to show that all of the transactions above are fair and reasonable to Non-Associated Shareholders.

•                  On April 17, 2014 the shareholders voted on the special resolution to approve the selective capital reduction by the Company and the disposal by the Company of shares in ImmunAid. The resolution was passed on a show of hands.

•                  On May 16, 2014, the Company announced the completion of Share transactions with Dr Mervyn Jacobson, at which time, the then number of ordinary issued shares in the Company was reduced by 11.4%, from 664,769,002 to 588,831,502, following the cancellation of the shares acquired from the Jacobson Entities. Following the transaction, the Jacobson Entities were left with a total holding of 30,536,184 ordinary shares in the Company, representing 5.19% of the Company’s then total issued capital.

•                  During the 2014 financial year, the Company rendered eleven (2013: twelve) invoices to ImmunAid totalling $42,093  (2013:$52,800) (inclusive of GST) in respect management services provided to ImmunAid by the Company.  As at balance date, a total of $42,093 had been forgiven which related to the 2014 financial year and $44,000 had been forgiven which related to the prior financial year. These invoices were included the debt forgiven as part of the option fee transaction.

•                  During the 2014 financial year, the Company paid various expenses to third parties on behalf of ImmunAid totalling $20,470 (2013:$173,300).  These amounts were recorded in the Company’s balance sheet as a receivable, against which a full provision was raised. As part of the option fee transaction, these debts were forgiven and the provisions in the Company’s books were reversed in full.

•                  Dr. Jacobson served as Chief Executive Officer of ImmunAid throughout the entire 2014 financial year.  He rendered twelve invoices to ImmunAid totalling $200,004 (2013 $200,004) in respect of services performed by him.  As at balance date he had received $nil (2013:$33,334) from ImmunAid.  The remaining balance of $366,674 (2013:$166,670) was recorded in the ImmunAid’s balance sheet as a payable.

Licensing services

During the year ended June 30, 2014, the Company paid a total of $50,000 (2013: $50,000) to Dr. Mervyn Jacobson in respect of an administrative allowance associated with his role as the Company’s Vice President Global Licensing and Intellectual Property. During the year ended June 30, 2014, Dr. Mervyn Jacobson was also paid a management fee of $8,333 and an expense allowance for licensing of $16,667. Also during the year, Genetic Technologies Limited paid a total of $42,618 (2013: $293,981) to Transmedia Inc. in respect of commissions paid in relation to licensing services provided to the Company by Dr. Jacobson, and payment / reimbursement of associated travel expenses amounting to $45,043 (2013: $34,518).

Phenogen Sciences Inc.

During the year ended June 30, 2014, Phenogen Sciences Inc, a subsidiary, purchased testing services from Genetic Technologies Corporation Pty. Ltd., another subsidiary at a cost of $154,555 (2013: $49,136).

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

Item 8.                                 Financial Information

Item 8.A                        Consolidated Statements and Other Financial Information

The information included in Item 18 of this Annual Report is referred to and referenced into this Item 8.A.

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

That decision was subsequently appealed by one of the plaintiffs on March 4, 2013. The Australian Federal Court again ruled in favor of Myriad Genetics on September 5, 2014. The decision by the court leaves intact its earlier ruling that isolated gene sequences, even if they contain the same information as DNA sequences in the body, become a manufactured object as a result of the isolation process, conferring on them an “artificial state”, and making them patentable.

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

Item 8.B                 Significant Changes to Financial Information

Our consolidated financial statements are set out on pages F1 to F48 of this Annual Report (refer to Item 18).

Significant other changes

Executive Moves and Appointments

On October 15, 2013, the Company announced that Ms. Alison Mew would step aside from her responsibilities as the Company’s CEO for a period of three months for personal, health-related reasons.  On January 7, 2014, the Company announced that this arrangement had been extended until March 31, 2014.  Ms Mew returned to full-time work to resume her position of Chief Executive Officer, as from Tuesday, April 1, 2014.

Mr. Eutillio Buccilli was appointed as Chief Financial Officer, effective June 2, 2014, replacing Mr. Thomas Howitt who resigned his position as Chief Financial Officer and Company Secretary effective, March 28, 2014.

Options

On September 11, 2013, the Company granted a total of 1,250,000 options over ordinary shares in the Company to employees.  The options, which were granted at no cost, entitle the holders to acquire one ordinary share at a price of $0.105 at any time up to, and including July 18, 2018, subject to certain vesting conditions.

Annual Report and AGM

On October 25, 2013, the Company released its 2013 Annual Report and Notice for the 2013 Annual General Meeting of shareholders (“AGM”) which was held at 10.45 am on Friday, November 29, 2013 in the “Treetops” Room at Melbourne Museum.  All resolutions that were put before the shareholders at the AGM were passed.

Changes to the Board of Directors

On November 29, 2013, following the conclusion of the Company’s 2013 AGM, Prof. Ian McKenzie and Mr. Grahame Leonard AM were appointed as Directors of the Company.  At the conclusion of the AGM, two former Directors, Mr. Tommaso Bonvino and Mr. Benjamin Silluzio, ceased to be Directors of the Company.

On December 12, 2013, Dr. Paul Kasian was appointed as a Director of the Company.

Significant events after balance date

Convertible Notes

Subsequent to June 30, 2014, Redeemable Convertible Notes with a face value of USD 1,300,000 were converted in return for which Ironridge received 90,612,780 ordinary shares (including ordinary shares issued in lieu of interest payment and true-up adjustment).  As a result of this conversion, the face value of the remaining Notes has been reduced to USD 450,000 as at the date of this Report.

Options

On July 31, 2014, the Company granted a total of 6,875,000 options over ordinary shares in the Company to employees.  The options, which were granted at no cost, entitle the holders to acquire one ordinary share at a price of $0.04 at any time up to, and including 31 May 2019, subject to certain vesting conditions.

Licensing

On August 26, 2014, the United States District Court for the Middle District of North Carolina last week issued an Order denying a motion brought by GlaxoSmithKline, LLC (GSK) to dismiss the patent infringement law suit brought against it by GTG. This significant success follows the separate success reported on March 12, 2014, when a similar motion to dismiss filed by Agilent in the Northern District of California was also denied.

Notice of EGM

On August 28, 2014 the Company released the Notice for an Extraordinary General Meeting of shareholders (the “Meeting”), together with a Sample Form of Proxy for the Meeting. Refer below for results of EGM.

Nasdaq notice

On September 3, 2014, the Company announced that it received a letter dated 29 August 2014, from the Nasdaq Stock Market notifying the Company that for the last 30 consecutive business days, prior to 28 August, the bid price for the Company’s ordinary shares had closed below the minimum $US1.00 per share requirement for continued inclusion under Nasdaq Marketplace Listing Rules (the “Rules”).The letter stated that in accordance with the Rules the Company has 180 calendar days, or until 25 February 2015, to regain compliance.

The issuance of such notices, by Nasdaq, are a matter of procedure, with the Company currently considering its position and the options available in order to regain compliance.

Financing and plans for restructure

On September 15, 2014, the Company, announced plans to restructure and realign its group activities. The changes announced will enable the Company to focus its strategy on the US molecular diagnostics (“MDx”) market and commercialisation of the Company’s lead breast cancer risk test BREVAGen.  The restructure and realignment of group activities follows a recent review of operations by the Company aimed at supporting the Company’s US MDx strategy.

The core plans approved by the Board include:

•                  the sale / divestment of non-core assets;

•                  the realignment of internal cost structures through a disciplined approach to cost management and capital allocation being driven by the recently appointed CFO;

•                  a board restructure, including the appointment of new directors, to support and enhance Company’s focus on the US MDx market; and

•                  a proposed Company name change to represent a MDx focus.

The plans being implemented are expected to provide investors with a focused MDx company and refined US commercialisation strategy for BREVAGen, with a significantly reduced operating cost base.

In support of these plans, the Company finalised the raising of $2,150,000 financing via the issue of unlisted secured (debt) notes (Notes) to existing and new Australian institutional and wholesale investors. The Notes will carry a 10.0% coupon rate, and subject to shareholder approval or, where the Company otherwise notifies that the Notes are convertible (in compliance with all applicable laws), the Notes will also be convertible into ordinary shares (at a 10.0% discount to the 5 day VWAP). The Notes will also carry free attached options to purchase further shares in the Company (Options) and will be subject shareholder approval. Shareholder approval for the conversion under Notes and the grant of the Options will be sought at a General Meeting.

The funds raised under the financing will be used to support Genetic Technologies’ short-term capital requirements and, together with existing cash reserves, will support the Company’s refocused US MDx strategy.

Sale of heritage Australian Genetics business

On September 22, 2014, the Company announced that it had signed a binding contract of sale for its heritage Australian Genetics business (“Australian Genetics”) to Specialist Diagnostics Services Ltd (“SDS”), the wholly owned pathology subsidiary of Primary Health Care Ltd. The Australian Genetics business provides diagnostic and sequencing services encompassing Australia-only medical, forensic, paternity and animal genomic testing. Under the terms of sale, SDS will acquire the Australian Genetics business for $2,000,000 in cash.  Assuming all conditions are met, settlement of the transaction is expected to occur within the next month.

The divestment of the Australian Genetics business follows the Company’s announcement on September 15, 2014, of plans to sell non-core assets and focus business activities on the US MDx market and commercialisation of the Company’s lead breast cancer risk test BREVAGen.

Appointment of two new Directors

On September 24, 2014, the Company announced it is pleased to advise that Mr. David Carter and Dr. Lindsay Wakefield have today been appointed Non-Executive Directors of the Company on “casual appointment”, in that the new appointees will then be required to submit themselves for re-election at the upcoming AGM, as per article 19.4 of the Company’s Constitution.

Results of EGM

On September 30, 2014, at an Extraordinary General Meeting shareholders were asked to consider and, if thought fit, to pass the following resolutions:

1.              Ratification prior issue of shares under the Ironridge Convertible Note

2.              Approval issue of further shares under the Ironridge Convertible Note

The two resolutions were put before the shareholders and were passed on a show of hands.

Launch of BREVAGenplus

On October 1, 2014, the Company announced the US launch of BREVAGenplus, an easy-to-use predictive risk test for the millions of women at risk of developing sporadic, or non-hereditary, breast cancer. The test is an enhancement of the Company’s first generation product, BREVAGen. BREVAGenplus assesses both clinical risk factors and genetic markers known to be associated with sporadic, or non-hereditary, breast cancer to determine a woman’s five-year and lifetime risk of developing the disease. It is designed to facilitate better informed decisions about breast cancer screening and preventive treatment plans. The test is directed towards Caucasian, Hispanic and African-American women, age 35 years or above, who have not had breast cancer, lobular carcinoma in situ (LCIS) or ductal carcinoma in situ (DCIS), and have one or more risk factors for developing breast cancer.

There were no other significant changes in the state of affairs that are not described elsewhere in this Annual Report.

Since June 30, 2014, there has not been any other matter or circumstance, other than as referred to elsewhere in this Annual Report, that has arisen that has significantly affected, or may significantly affect our operations, results of those operations or the state of our affairs in future years.

Item 9.                                     The Offer and Listing

Item 9.A                        Offer and Listing Details

The Company’s Ordinary Shares were listed on the Australian Securities Exchange (the “ASX”) in July 1987.  Set out below is the highest and lowest market quotations for the Ordinary Shares reported on the Daily Official List of the ASX since July 1, 2007.

Financial Year	Period Covered	High	Low
		(in $0.00)
Yearly data 2010	Year ended June 30, 2010	0.063	0.033
2011	Year ended June 30, 2011	0.285	0.020
2012	Year ended June 30, 2012	0.350	0.080
2013	Year ended June 30, 2013	0.150	0.060
2014	Year ended June 30, 2014	0.105	0.035

Quarterly data 2013	Quarter ended September 30, 2012	0.150	0.090
	Quarter ended December 31, 2012	0.120	0.060
	Quarter ended March 31, 2013	0.092	0.070
	Quarter ended June 30, 2013	0.115	0.065

2014	Quarter ended September 30, 2013	0.105	0.075
	Quarter ended December 31, 2013	0.085	0.053
	Quarter ended March 31, 2014	0.074	0.048
	Quarter ended June 30, 2014	0.056	0.035

Monthly data 2014	Month ended June 30, 2014	0.041	0.035
	Month ended July 31, 2014	0.045	0.031
	Month ended August 31, 2014	0.033	0.024
	Month ended September 30, 2014	0.029	0.022

As of the date of this Annual Report, we had 704,531,272 Ordinary Shares on issue, without par value.  See Item 10B “Our Constitution” for a detailed description of the rights attaching to our shares and Item 12D “American Depositary Receipts” for a description of the rights attaching to the American Depositary Shares.

The Company’s securities are also listed on NASDAQ Capital Market (under the ticker GENE) in the form of American Depositary Shares.  Each American Depositary Share evidences thirty Ordinary Shares.  Since listing on the NASDAQ Global Market on September 2, 2005, the ADRs have traded in a range from a low of USD 0.35 to a high of USD 13.85.  The most recent sale of the Company’s ADRs, as recorded on October 24, 2014, occurred at a price of USD 0.36.

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

The Company has registered one class of American Depositary Shares (ADSs) on Form F-6 pursuant to the U.S. Securities Act of 1933, as amended.  One ADS represents thirty Ordinary Shares without par value.  As of June 30, 2014, there was a total of 9,606,574 ADSs outstanding, representing approximately 46.94% of the Company’s total issued capital as of that date.

The table below sets forth the high and low sales prices in United States dollars for the ADSs during the periods indicated:

Financial Year	Period Covered	High	Low
		(in USD)
Yearly data 2010	Year ended June 30, 2010	1.99	0.90
2011	Year ended June 30, 2011	9.80	0.65
2012	Year ended June 30, 2012	11.06	2.29
2013	Year ended June 30, 2013	4.79	2.00
2014	Year ended June 30, 2014	1.24	1.00

Quarterly data 2013	Quarter ended September 30, 2012	4.79	3.05
	Quarter ended December 31, 2012	3.95	2.00
	Quarter ended March 31, 2013	2.90	2.22
	Quarter ended June 30, 2013	3.35	2.25

2014	Quarter ended September 30, 2013	2.54	2.22
	Quarter ended December 31, 2013	1.85	1.35
	Quarter ended March 31, 2014	1.78	1.39
	Quarter ended June 30, 2014	1.24	1.00

Monthly data 2014	Month ended June 30, 2014	1.24	1.00
	Month ended July 31, 2014	1.31	0.81
	Month ended August 31, 2014	0.95	0.60
	Month ended September 30, 2014	0.71	0.50

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

Item 9.D                        Selling Shareholders

Not applicable.

Item 9.E                 Dilution

Not applicable.

Item 9.F                         Expenses of the Issue

Not applicable.

Item 10.                                  Additional Information

Item 10.A                 Share Capital

As of June 30, 2014, we had a total of 613,918,492 Ordinary Shares on issue.  None of these shares were subject to any form of escrow as of that date and, as such, all of the shares were listed on the Australian Securities Exchange and were freely tradable.

Based on our review of shareholder records (based solely on the addresses), as of June 30, 2014 there were 38 U.S. resident shareholders of our Ordinary Shares holding 12,633,681 shares representing 1.34% of the total issued and outstanding Ordinary Shares.  Our Ordinary Shares do not have a par value.  These figures do not include any Ordinary Shares which may held by U.S. residents in the form of American Depositary Receipts (ADRs).

During the last five years, the number of Ordinary Shares on issue has increased as follows:

Date	Nature of issue	Number of Ordinary Shares issued / outstanding	Movement in share capital / balance $
As of June 30, 2009		374,644,801	71,285,663
April 14, 2010	Acquisition of assets from Perlegen Sciences Inc.	29,960,351	1,092,442
As of June 30, 2010		404,605,152	72,378,105
	There were no Ordinary Shares issued in 2011	—	—
As of June 30, 2011		404,605,152	72,378,105
July 27, 2011	Placement of Ordinary Shares as part of capital raising	60,000,000	10,894,537
January 25, 2012	Exercise of 166,667 options @ $0.045 each	166,667	7,500
As of June 30, 2012		464,771,819	83,280,142
October 19, 2012	Exercise of 10,200,000 options @ $0.045 each	10,200,000	459,000
January 24, 2013	Exercise of 500,000 options @ $0.045 each	500,000	22,500
April 10, 2013	Other transaction costs	—	(25,797)
As of June 30, 2013		475,471,819	83,735,845
August 9, 2013	Issue of shares as part of private placements @ $0.072	14,555,576	1,048,001
August 14, 2013	Issue of shares as part of private placements @ $0.072	15,999,980	1,151,999
August 30, 2013	Issue of shares as part of private placements @ $0.072	11,111,111	800,000
October 8, 2013	Issue of shares as part of private placements @ $0.072	19,277,837	1,388,000
October 9, 2013	Issue of shares as part of private placements @ $0.072	24,333,333	1,752,000
October 14, 2013	Issue of shares as part of private placements @ $0.072	5,000,000	360,000
November 18, 2013	Issue of shares as part of private placements @ $0.072	6,944,445	500,000
December 31, 2013	Issue of shares as part of the conversion of convertible notes	8,714,541	281,722
January 20, 2014	Issue of shares as part of the conversion of convertible notes	16,517,440	569,022
February 12, 2014	Issue of shares as part of the conversion of convertible notes	17,645,870	554,939
February 19, 2014	Issue of shares as part of the conversion of convertible notes	16,379,660	552,975
March 3, 2014	Issue of shares as part of the conversion of convertible notes	15,388,290	548,968
April 10, 2014	Issue of shares as part of the conversion of convertible notes	17,429,100	533,732
May 16, 2014	Shares cancelled as part of the swap deal	(75,937,500)	(3,569,702)
June 3, 2014	Issue of shares in respect of interest rate true up adjustment relating to March and April, under convertible notes	2,117,250	—
June 27, 2014	Issue of shares as part of the conversion of convertible notes	22,969,740	531,519
To November, 2013	Other transaction costs arising on share issue	—	(658,528)
As of June 30, 2014		613,918,492	90,080,492

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

During August 2013, the Company completed the placement of 41,666,667 ordinary shares at an issue price of $0.072 per share, raising a total of $3,000,000, prior to the payment of one-off transaction costs.  A further $4,000,000 was received by the Company under its Share Purchase Plan (“SPP”), during October and November 2013, before the payment of associated costs.  At the same issue price of $0.072 per share (and after allowing for rounding), this resulted in the issue of a further 55,555,635 ordinary shares in the Company.

On September 10, 2013, the Company announced that it had executed documents with Ironridge BioPharma Co., a division of institutional investor Ironridge Global IV, Ltd. (“Ironridge”), in respect of redeemable convertible notes to raise USD 5,000,000 (the “Notes”).  The details of the Notes were provided to all shareholders in a Notice of Extraordinary General Meeting at which approval for the issue of the Notes was sought from shareholders.  This approval was subsequently received on November 29, 2013.

On December 23, 2013, the Notes were drawn down and the Company received $5,627,462 (being the Australian dollar equivalent of USD 5,000,000) from Ironridge, before the payment of associated costs.

As at June 30, 2014, Notes with a face value of USD 3,250,000 had been converted by Ironridge in return for which Ironridge received 117,161,871 ordinary shares (including ordinary shares issued in lieu of interest payment and an interest true-up adjustment). Subsequent to balance date, further conversion notices were received from Ironridge in respect of Notes with a face value of USD 900,000. These were converted in return for which Ironridge received 54,187,950 ordinary shares (including ordinary shares issued in lieu of interest payment).

As of June 30, 2014 and 2013, the following outstanding unlisted options, together with their respective ASX codes and expiry dates, were convertible into Ordinary Shares.  The exercise prices are quoted in Australian dollars.

Option description	2014	Weighted ave. exercise price	2013	Weighted ave. exercise price
GTGAI (expiring May 8, 2015)	—	—	500,000	$0.045
GTGAK (expiring February 20, 2017)	750,000	$0.120	1,750,000	$0.120
GTGAM (expiring July 31, 2016)	1,000,000	$0.200	1,000,000	$0.200
GTGAO (expiring August 29, 2017)	2,650,000	$0.140	2,650,000	$0.140
GTGAQ (expiring December 1, 2017)	250,000	$0.100	250,000	$0.100
GTGAS (expiring January 25, 2018)	500,000	$0.100	750,000	$0.100
GTGAW (expiring March 31, 2016)	1,875,000	$0.190	2,625,000	$0.190
GTGAY (expiring 11 July 2018)	750,000	$0.110	—	—
Balance at the end of the financial year	7,775,000	$0.151	9,525,000	$0.147

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

Tax on Sales or other Dispositions of Shares - Stockholders Holding Shares on Revenue Account

Some non-Australian resident stockholders may hold shares on revenue rather than on capital account, for example, share traders.  These stockholders may have the gains made on the sale or other disposal of the shares included in their assessable income under the ordinary income provisions of the income tax law, if the gains are sourced in Australia.  Non-Australian resident stockholders assessable under these ordinary income provisions in respect of gains made on shares held on revenue account would be assessed for those gains at the Australian tax rates for non-Australian residents, which start at a marginal rate of 32.5%.  Some relief from the Australian income tax may be available to non-Australian resident stockholders under the Treaty, for example, because the stockholder derives business profits not through a permanent establishment in Australia.  To the extent an amount would be included in a non-Australian resident stockholder’s assessable income under both the capital gains tax provisions and the ordinary income provisions, the capital gain amount would generally be reduced, so that the stockholder would not be subject to double tax on any part of the income gain or capital gain.

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

Subject to certain exceptions for short-term and hedged positions, a dividend that a non-corporate holder receives on an ADR will be subject to a maximum federal income tax rate of 20% if the dividend is a “qualified dividend”.  A dividend on an ADR will be a qualified dividend if (i) either (a) the ADRs are readily tradable on an established market in the United States or (b) we are eligible for the benefits of a comprehensive income tax treaty with the United States that the Secretary of the Treasury determines is satisfactory for purposes of these rules and that includes an exchange of information program, and (ii) we were not, in the year prior to the year the dividend was paid, and are not, in the year the dividend is paid, a passive foreign investment company (“PFIC”).  The ADRs are listed on the NASDAQ Capital Market, which should qualify them as readily tradable on an established securities market in the United States.  In any event, the Treaty satisfies the requirements of clause (i)(b), and we are a resident of Australia entitled to the benefits of the Treaty.  Based on our audited financial statements and relevant market and shareholder data, we believe we were not a PFIC for U.S. federal income tax purposes for our taxable years ended June 30, 2013 and June 30, 2014, respectively, but we may be classified as a PFIC in the current taxable year.  Given that the determination of PFIC status involves the application of complex tax rules, and that it is based on the nature of our income and assets from time to time, no assurances can be provided that we will not be considered a PFIC for the current (or any past or future) taxable year.  In addition, as described in the section below entitled “Passive Foreign Investment Company Rules,” if we were a PFIC in a year while a U.S. holder held an ADR, and if the U.S. holder has not made a qualified electing fund election effective for the first year the U.S. holder held the ADR, the ordinary share underlying the ADR remains an interest in a PFIC for all future years or until such an election is made. The IRS takes the position that such rule will apply for purposes of determining whether an ADR is an interest in a PFIC in the year a dividend is paid or in the prior year, even if we do not satisfy the tests to be a PFIC in either of those years.  Even if dividends on the ADRs would otherwise be eligible for qualified dividend treatment, in order to qualify for the reduced qualified dividend tax rates, a non-corporate holder must hold the ordinary share on which a dividend is paid for more than 60 days during the 120-day period beginning 60 days before the ex-dividend date, disregarding for this purpose any period during which the non-corporate holder has an option to sell, is under a contractual obligation to sell or has made (and not closed) a short sale of substantially identical stock or securities, is the grantor of an option to buy substantially identical stock or securities or, pursuant to Treasury regulations, has diminished their risk of loss by holding one or more other positions with respect to substantially similar or related property.  In addition, to qualify for the reduced qualified dividend tax rates, the non-corporate holder must not be obligated to make related payments with respect to positions in substantially similar or related property.  Payments in lieu of dividends from short sales or other similar transactions will not qualify for the reduced qualified dividend tax rates.

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

Passive Foreign Investment Company Rules

A special set of U.S. federal income tax rules applies to a foreign corporation that is a PFIC for U.S. federal income tax purposes.  As noted above, based on our audited financial statements and relevant market and shareholder data, we believe that we were not a PFIC for U.S. federal income tax purposes for our taxable years ended June 30, 2013 and June 30, 2014, respectively, but we may be classified as a PFIC in the current taxable year.  In addition, given that the determination of PFIC status involves the application of complex tax rules, and that it is based on the nature of our income and assets from time to time, no assurances can be provided that we will not be considered a PFIC for any past or future taxable years.

In general, a foreign corporation is a PFIC if at least 75% of its gross income for the taxable year is passive income or if at least 50% of its assets for the taxable year produce passive income or are held for the production of passive income.  In general, passive income for this purpose means, with certain designated exceptions, dividends, interest, rents, royalties (other than certain rents and royalties derived in the active conduct of trade or business), annuities, net gains from dispositions of certain assets, net foreign currency gains, income equivalent to interest, income from notional principal contracts and payments in lieu of dividends. Passive assets are those assets that are held for production of passive income or do not produce income at all. Thus cash will be a passive asset. Interest, including interest on working capital, is treated as passive income for purposes of the income test.  Based upon our current operations, our goodwill (the value of which should be based upon the Company’s market capitalization) may be attributable to our activities that will generate active income and accordingly, may be treated as an active asset.  The determination of whether a foreign corporation is a PFIC is a factual determination made annually and is therefore subject to change.  Subject to exceptions pursuant to certain elections that generally require the payment of tax, once stock in a foreign corporation is stock in a PFIC in the hands of a particular shareholder that is a United States person, it remains stock in a PFIC in the hands of that shareholder.

If we are treated as a PFIC, contrary to the tax consequences described in “U.S. Federal Income Tax Considerations—Taxation of Dividends” and “U.S. Federal Income Tax Considerations—Taxation of Capital Gains” above, a U.S. holder that does not make an election described in the succeeding two paragraphs would be subject to special rules with respect to (i) any gain realized on a sale or other disposition of an ADR (for purposes of these rules, a disposition of an ADR includes many transactions on which gain or loss is not realized under general U.S. federal income tax rules) and (ii) any “excess distribution” by the Company to the U.S. holder (generally, any distribution during a taxable year in which distributions to the U.S. holder on the ADR exceed 125% of the average annual taxable distributions (whether actual or constructive and whether or not out of earnings and profits) the U.S. holder received on the ADR during the preceding three taxable years or, if shorter, the U.S. holder’s holding period for the ADR).  Under those rules, (i) the gain or excess distribution would be allocated ratably over the U.S. holder’s holding period for the ADR, (ii) the amount allocated to the taxable year in which the gain or excess distribution is realized would be taxable as ordinary income in its entirety and not as capital gain, would be ineligible for the reduced qualified dividend rates, and could not be offset by any deductions or losses, and (iii) the amount allocated to each prior year, with certain exceptions, would be subject to tax at the highest tax rate in effect for that year, and the interest charge generally applicable to underpayments of tax would be imposed in respect of the tax attributable to each of those years.  A U.S. holder who owns an ADR during any year we are a PFIC will generally have to file IRS Form 8621.

The special PFIC rules described above will not apply to a U.S. holder if the U.S. holder makes a timely election, which remains in effect, to treat the Company as a “qualified electing fund” (“QEF”) in the first taxable year in which the U.S. holder owns an ADR and the Company is a PFIC and if the Company complies with certain reporting requirements.  Instead, a shareholder of a QEF generally is currently taxable on a pro rata share of the Company’s ordinary earnings and net capital gain as ordinary income and long-term capital gain, respectively.  Neither that ordinary income nor any actual dividend from the Company would qualify for the 20% maximum tax rate on dividends described above if the Company is a PFIC in the taxable year the ordinary income is realized or the dividend is paid or in the preceding taxable year.  We have not yet determined whether, if we are a PFIC, we would make the computations necessary to supply U.S. holders with the information needed to report income and gain pursuant to a QEF election.  It is, therefore, possible that U.S. holders would not be able to make or retain that election in any year we are a PFIC.  Although a QEF election generally cannot be revoked, if a U.S. holder made a timely QEF election for the first taxable year it owned an ADR and the Company is a PFIC (or is treated as having done so pursuant to any of certain elections), the QEF election will not apply during any later taxable year in which the Company does not satisfy the tests to be a PFIC.  If a QEF election is not made in that first taxable year, an election in a later year generally will require the payment of tax and interest.

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

Given the complexities of the PFIC rules and their potentially adverse tax consequences, U.S. holders of ADRs are urged to consult their tax advisers about the PFIC rules, including the availability of, and consequences to them of making a QEF election or a mark-to-market election with respect to the ordinary shares in the event that the Company is classified as a PFIC for any taxable year.

Medicare surtax on net investment income

Non-corporate US Holders whose income exceeds certain thresholds generally will be subject to 3.8% Surtax on their “Net Investment Income” (which generally includes, among other things, dividends on, and capital gain from the sale or other taxable disposition of, the ADRs). Absent an election to the contrary, if a QEF election is available and made, QEF inclusions will not be included in net investment income at the time a US Holder includes such amounts in income, but rather will be included at the time distributions are received or gains are recognized. Non-corporate US Holders should consult their own tax advisors regarding the possible effect of such tax on their ownership and disposition of the Common Shares, in particular the applicability of this surtax with respect to a non-corporate US Holder that makes a QEF or mark-to-market election in respect of their Common Shares.

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

Under U.S. federal income tax law and U.S. Treasury Regulations, certain categories of U.S. holders must file information returns with respect to their investment in, or involvement in, a foreign corporation.  For example, all U.S. holders of PFIC stock are generally required to make annual return filings reporting their PFIC ownership and certain other information that the IRS may require.  U.S. holders are urged to consult with their own tax advisors concerning such reporting requirements.

Reporting Obligations of Individual Owners of Foreign Financial Assets

Section 6038D of the Code generally requires U.S. individuals (and possibly certain entities that have U.S. individual owners) to file IRS Form 8938 if they hold certain “specified foreign financial assets,” the aggregate value of which exceeds $50,000.  The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-US. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person and any interest in a foreign entity.

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

Item 10.I                     Subsidiary Information

The following is a list of the Company’s subsidiaries as of the date of this Annual Report:

Name of subsidiary	Place of incorporation	Interest held
GeneType AG	Zug, Switzerland	100%
GeneType Corporation	California, U.S.A.	100%
GeneType Pty. Ltd.	Victoria, Australia	100%
Genetic Technologies Corporation Pty. Ltd.	New South Wales, Australia	100%
RareCellect Pty. Ltd.	New South Wales, Australia	100%
Phenogen Sciences Inc.	Delaware, U.S.A.	100%

Item 11.                          Quantitative And Qualitative Disclosures About Market Risk

Genetic Technologies Limited has exposure to changes in foreign currency exchange rates and interest rates.  Refer Note 38 of the attached financial statements for further analysis surrounding market risk.

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

At June 30, 2014, two customers accounted for 12% ($130,208) and 14% ($151,726), respectively, of trade accounts receivable.  At June 30, 2013, two customers accounted for 39% ($128,023) and 22% ($70,916), respectively, of trade accounts receivable.

At June 30, 2014, one supplier accounted for 17% ($153,472) of trade accounts payable.  At June 30, 2013, one supplier accounted for 19% ($117,098) of trade accounts payable.

In 2014, there was one customer from whom the Group generated revenues representing 12% ($535,716) of the total consolidated revenue from continuing operations (excluding licensing). In 2013, there were no customers from whom the Group generated revenues representing 10% or more of the total consolidated revenue from continuing operations (excluding licensing).

Export and other sales, mainly to the U.S.A., which included licensing revenue, were $2,511,393, $5,630,945, $3,229,394 in 2014, 2013 and 2012, respectively.

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

Our Management has carried out an evaluation, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures as of June 30, 2014.  Based on that evaluation, including the material weakness noted below in Item 15.B, the Chief Executive Officer and the Chief Financial Officer concluded that the Company’s disclosure controls and procedures were ineffective as of June 30, 2014.

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

Our Management, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, have assessed the effectiveness of the Company’s internal control over financial reporting as of June 30, 2014.  In making this assessment, Management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO, in Internal Control-Integrated Framework.  As a result of that assessment, Management identified the following control deficiency as of June 30, 2014 that constituted a material weakness.

•                       The Company did not maintain an adequate segregation of duties with respect to internal control over financial reporting. We have limited accounting personnel with sufficient expertise in generally accepted accounting principles to enable effective segregation of duties to allow for appropriate monitoring of financial reporting matters and internal control over financial reporting. During the year, the current Chief Financial Officer (CFO) resigned from the Company in March 2014 and was not replaced until June 2014. During the interim period the Financial Controller assumed the interim CFO role. In addition to this, the Financial Controller has full access to SAP (accounting system), HR3 (payroll), online banking sites and is also a bank account signatory and has involvement in preparation of the financial statements and note disclosures with limited independent review. These control deficiencies are pervasive in nature and impact all significant accounts and critical accounting estimates. These control deficiencies did not result in material adjustments to the financial statements, however there is a reasonable possibility that a material misstatement of the annual financial statements would not have been prevented or detected on a timely basis due to the failure to design and implement appropriate segregation of duty controls.

Based upon its assessment, because of the material weakness described above our Management has concluded that, as of June 30, 2014, our internal control over financial reporting is not effective based upon the abovementioned criteria.

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

Item 15.D                     Changes in internal control over financial reporting

During the 2014 financial year, there were changes in Management which resulted in a reduction in the number of key management personnel. These changes have limited the Company’s ability to establish adequate segregation of duties and independent review of the financial statement close process.

Remediation plan

Segregation of duties.  The Company plans to remediate the identified segregation of duties weakness by implementing additional review and oversight responsibilities to individuals who are independent of the financial statement preparation process.

Item 16.A                     Audit Committee Financial Expert

The prior chairman of the Audit Committee and Audit Committee Financial Expert, Dr. Malcolm Brandon, ceased to be the Chairman of the Audit Committee upon the appointment of Mr. Grahame Leonard A.M. as Director and Chairman of the Audit Committee of the Company on November 29, 2013. We believe Dr. Brandon does not qualify as a financial expert within the meaning of the Sarbanes-Oxley Act and related regulations. However, we believe that Mr. Grahame Leonard A.M. would meet the criteria of a financial expert.

Item 16.B                 Code Of Ethics

We have adopted a Code of Ethics (styled “Code of Conduct”) that applies to all of our Directors and employees, including our principal executive officer, principal financial officer and principal accounting officer or controller.  The Code can be downloaded at our website (www.gtglabs.com).  Additionally, any person, upon request, can ask for a hard copy or electronic file of the Code.  If we make any substantive amendment to the Code or grant any waivers, including any implicit waiver, from a provision of the Code, we will disclose the nature of such amendment or waiver on our website.  During the year ended June 30, 2014, no such amendment was made or waiver granted.

Our Board of Directors is responsible for the corporate governance of the consolidated entity and guides and monitors the business and affairs of Genetic Technologies on behalf of the shareholders by whom they are elected and to whom they are accountable.  We are required to publish a Corporate Governance Statement annually that accords with the Australian Securities Exchange Corporate Governance Council’s (the “Council’s”) “Principles of Good Corporate Governance and Best Practice Recommendations”.  This Statement appears in the Company’s Financial Report for the year ended June 30, 2014 that was filed with the U.S. Securities and Exchange Commission on September 30, 2014.

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

•                  Diversity Policy;

•                  Shareholder Communications Policy; and

•                  Whistleblower Policy.

Item 16.C                 Principal Accountant Fees and Services

The following table sets forth the fees billed to us by our Independent Registered Public Accounting Firm, PricewaterhouseCoopers, during the financial years ended June 30, 2014 and 2013, respectively:

	Consolidated
	2014	2013
	$	$
Audit services
PricewaterhouseCoopers in respect of:
Audit of the Company’s Financial Report under the Corporations Act 2001	280,500	275,167
Other assurance services	60,000	60,000

Other audit firms in respect of:
Audit of the Financial Reports of subsidiaries	3,864	16,425

Total remuneration in respect of audit services	344,364	351,592

Non-audit services

Other audit firms in respect of:
Tax advice and compliance, accounting and other services	21,470	5,676

Total remuneration in respect of non-audit services	21,470	5,676

Total auditors’ remuneration	365,834	357,268

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

Item 18.                          Financial Statements

GENETIC TECHNOLOGIES LIMITED

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page

Genetic Technologies Limited - Report of Independent Registered Public Accounting Firm.	F1

Genetic Technologies Limited - Consolidated Statements of Comprehensive Income/(Loss) for the years ended June 30, 2014, 2013 and 2012.	F2

Genetic Technologies Limited - Consolidated Balance Sheets as of June 30, 2014 and 2013.	F3

Genetic Technologies Limited - Consolidated Statements of Changes in Equity for the years ended June 30, 2014, 2013 and 2012.	F5

Genetic Technologies Limited - Consolidated Statements of Cash Flows for the years ended June 30, 2014, 2013 and 2012.	F4

Genetic Technologies Limited - Notes to Consolidated Financial Statements.	F6

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

4(A).1              Staff Share Plan 2001 dated November 30, 2001. +

4(A).2              Employment contract with Alison Mew dated December 13, 2012.*

4(B).1              Lease over premises in Fitzroy, Victoria, Australia with an effective date of August 31, 2012.+++

4(B).2              Amendment to lease over premises in Charlotte, North Carolina, USA with an effective date of August 17, 2012.+++

12.01                 Section 302 Certification

12.02                 Section 302 Certification

13.01                 Section 1350 Certification

13.02                 Section 1350 Certification

23.01                 Consent of Pricewaterhouse

*  Certain provisions of this exhibit have been omitted and filed separately with the Commission pursuant to an application for confidential treatment under Rule 24b-2 promulgated under the Securities Exchange Act of 1934, as amended. Previously filed with the Company’s Registration Statement on Form 20-F (File No. 0-51504) filed with the Commission on October 30, 2013 and incorporated herein by reference.

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

GENETIC TECHNOLOGIES LIMITED

Dated: October 29, 2014	By:	/s/ Ms. Alison J. Mew
		Name:	Ms. Alison J. Mew
		Title:	Chief Executive Officer

Report of Independent Registered Public Accounting Firm

To The Board of Directors and Shareholders of Genetic Technologies Limited

In our opinion, the accompanying consolidated balance sheet and the related consolidated statement of comprehensive income, consolidated statement of cash flows, and consolidated statement of changes in equity present fairly, in all material respects, the financial position of Genetic Technologies Limited (the “Company”) and its subsidiaries at June 30, 2014 and June 30, 2013, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2014 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern.  As discussed in Note 2 to the financial statements, the Company has suffered recurring losses from operations that raise a substantial doubt about its ability to continue as a going concern.  Management’s plans in regard to these matters are also described in Note 2.  The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ PricewaterhouseCoopers

Melbourne, Australia

October 29, 2014

F1

GENETIC TECHNOLOGIES LIMITED	2014 Financial Report

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME/(LOSS)

For the year ended June 30, 2014

		Consolidated
		2014	2013	2012
	Notes	$	$	$
Revenue from continuing operations — genetic testing services		4,564,280	3,377,183	3,691,215
Less: cost of sales	4	(1,837,729)	(1,945,467)	(1,948,625)
Gross profit from continuing operations — genetic testing services		2,726,551	1,431,716	1,742,590
Other revenue	5	979,879	5,002,354	3,136,406
Other income	6	955,025	235,490	177,684
Gain on deconsolidation or disposal of subsidiary	7	761,361	—	5,113,175
Selling and marketing expenses		(6,251,595)	(5,266,818)	(4,384,184)
General and administrative expenses		(3,173,109)	(4,413,782)	(5,608,038)
Licensing, patent and legal costs		(1,079,199)	(2,399,824)	(1,267,838)
Laboratory and research and development costs		(3,298,127)	(3,462,466)	(4,029,369)
Finance costs		(744,199)	(38,968)	(45,217)
Fair value loss on financial liabilities at fair value through profit or loss		(648,374)	—	—
Share of net loss of associate accounted for using the equity method	36	(362,682)	(437,185)	(132,037)
Loss from continuing operations before income tax expense		(10,134,469)	(9,349,483)	(5,296,828)
Income tax expense	9	—	—	—
Loss for the year		(10,134,469)	(9,349,483)	(5,296,828)
Other comprehensive profit / (loss)
Items that may be reclassified to profit or loss
Exchange gains / (losses) on translation of controlled foreign operations	25	(149,162)	9,347	(6,818)
Exchange gains / (losses) on translation of non-controlled foreign operations	27	86	17,073	(296)
Other comprehensive profit / (loss) for the year, net of tax		(149,076)	26,420	(7,114)
Total comprehensive loss for the year		(10,283,545)	(9,323,063)	(5,303,942)

Profit loss for the year is attributable to:
Owners of Genetic Technologies Limited		(10,125,197)	(9,298,367)	(5,287,523)
Non-controlling interests	27	(9,272)	(51,116)	(9,305)
Total loss for the year		(10,134,469)	(9,349,483)	(5,296,828)

Total comprehensive loss for the year is attributable to:
Owners of Genetic Technologies Limited		(10,274,359)	(9,289,020)	(5,294,341)
Non-controlling interests	27	(9,186)	(34,043)	(9,601)
Total comprehensive loss for the year		(10,283,545)	(9,323,063)	(5,303,942)

Loss per share attributable to owners of the Company and from continuing operations:
Basic loss per share (cents per share)	10	(1.76)	(1.97)	(1.15)
Diluted loss per share (cents per share)	10	(1.76)	(1.97)	(1.15)

The above consolidated statement of comprehensive income/(loss) should be read in conjunction with the accompanying notes.

F2

GENETIC TECHNOLOGIES LIMITED	2014 Financial Report

CONSOLIDATED BALANCE SHEET

As at June 30, 2014

		Consolidated
		2014	2013
	Notes	$	$
ASSETS
Current assets
Cash and cash equivalents	11	2,831,085	1,721,293
Trade and other receivables	12	1,111,565	328,642
Prepayments and other assets	13	414,910	398,185
Performance bond and deposits	14	2,949	209,296
Total current assets		4,360,509	2,657,416

Non-current assets
Investments accounted for using the equity method	15	—	3,932,384
Financial assets at fair value through profit or loss	16	795,533	—
Property, plant and equipment	17	394,164	423,168
Intangible assets and goodwill	18	1,178,993	1,306,559
Total non-current assets		2,368,690	5,662,111
Total assets		6,729,199	8,319,527

LIABILITIES
Current liabilities
Trade and other payables	19	1,449,187	1,375,536
Deferred revenue	20	153,226	320,781
Provisions	21	715,603	768,699
Total current liabilities		2,318,016	2,465,016

Non-current liabilities
Provisions	21	81,280	96,224
Borrowings	22	2,502,384	—
Total non-current liabilities		2,583,664	96,224
Total liabilities		4,901,680	2,561,240
Net assets		1,827,519	5,758,287

EQUITY
Contributed equity	24	90,080,492	83,735,845
Reserves	25	3,922,140	3,951,771
Accumulated losses	26	(92,175,113)	(82,049,916)
Parent entity interest		1,827,519	5,637,700
Non-controlling interests	27	—	120,587
Total equity		1,827,519	5,758,287

The above consolidated balance sheet should be read in conjunction with the accompanying notes.

F3

GENETIC TECHNOLOGIES LIMITED	2014 Financial Report

CONSOLIDATED STATEMENT OF CASH FLOWS

For the year ended June 30, 2014

		Consolidated
		2014	2013	2012
	Notes	$	$	$

Cash flows from / (used in) operating activities
Receipts from customers		4,007,591	8,460,774	6,300,410
Payments to suppliers and employees		(15,058,176)	(16,213,984)	(14,481,226)
Interest received		116,047	275,399	551,859
Interest and finance charges paid		(52,550)	(38,968)	(45,217)
Net cash flows from / (used in) operating activities	11	(10,987,088)	(7,516,779)	(7,674,174)

Cash flows from / (used in) investing activities
Proceeds from the sale of plant and equipment		—	1,201	31,455
Purchases of plant and equipment		(47,917)	(53,611)	(76,314)
Proceeds from the sale of shares in associate		—	46,951	20
Purchase of shares in subsidiary		—	—	(10)
Proceeds from the sale of available-for-sale financial assets		577,497	—	—
Cash disposed on loss of control of subsidiary		(162,576)	—	—
Advances to associates		(20,470)	(173,193)	—
Loans repaid by associate		—	—	537,026
Payment for financial assets at fair value through profit or loss		(114,159)	—	—
Net cash flows from / (used in) investing activities		232,375	(178,652)	492,177

Cash flows from / (used in) financing activities
Proceeds from the issue of shares		7,000,000	481,500	10,902,037
Equity transaction costs		(658,498)	(25,797)	—
Proceeds from borrowings		5,581,462	—	1,000,000
Repayment of borrowings		—	—	(1,000,837)
Repayment of hire purchase principal		—	(17,748)	(50,130)
Net cash flows from / (used in) financing activities		11,922,964	437,955	10,851,070
Net increase / (decrease) in cash and cash equivalents		1,168,251	(7,257,476)	3,669,073
Cash and cash equivalents at beginning of year		1,721,293	8,900,235	5,104,667
Net foreign exchange difference		(58,459)	78,534	126,495
Cash and cash equivalents at end of year	11	2,831,085	1,721,293	8,900,235

The above consolidated statement of cash flows should be read in conjunction with the accompanying notes.

F4

GENETIC TECHNOLOGIES LIMITED	2014 Financial Report

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the year ended June 30, 2014

	Attributable to Members of Genetic Technologies Limited
Consolidated	Contributed equity	Reserves	Accumulated losses	Parent interests	Non- controlling interests	Total equity
	$	$	$	$	$	$
Balance at 30 June 2011	72,378,105	1,697,914	(67,464,026)	6,611,993	202,002	6,813,995
Loss for the year	—	—	(5,287,523)	(5,287,523)	(9,601)	(5,297,124)
Other comprehensive loss	—	(6,818)	—	(6,818)	—	(6,818)
Total comprehensive loss	—	(6,818)	(5,287,523)	(5,294,341)	(9,601)	(5,303,942)

Transactions with owners in their capacity as owners
Contributions of equity (net)	10,902,037	—	—	10,902,037	—	10,902,037
Share-based payments	—	2,028,323	—	2,028,323	—	2,028,323
Reversal of share of issued capital	—	—	—	—	(37,771)	(37,771)
	10,902,037	2,028,323	—	12,930,360	(37,771)	12,892,589
Balance at June 30, 2012	83,280,142	3,719,419	(72,751,549)	14,248,012	154,630	14,402,642
Loss for the year	—	—	(9,298,367)	(9,298,367)	(51,116)	(9,349,483)
Other comprehensive income	—	9,347	—	9,347	17,073	26,420
Total comprehensive income / loss)	—	9,347	(9,298,367)	(9,289,020)	(34,043)	(9,323,063)

Transactions with owners in their capacity as owners
Contributions of equity (net)	455,703	—	—	455,703	—	455,703
Share-based payments	—	223,005	—	223,005	—	223,005
	455,703	223,005	—	678,708	—	678,708
Balance at June 30, 2013	83,735,845	3,951,771	(82,049,916)	5,637,700	120,587	5,758,287
Loss for the year	—	—	(10,125,197)	(10,125,197)	(9,272)	(10,134,469)
Other comprehensive loss	—	(149,162)	—	(149,162)	86	(149,076)
Total comprehensive loss	—	(149,162)	(10,125,197)	(10,274,359)	(9,186)	(10,283,545)

Transactions with owners in their capacity as owners
Contributions of equity (net)	6,341,472	—	—	6,341,472	—	6,341,472
Value of shares issued on conversion of convertible notes	3,572,877	—	—	3,572,877	—	3,572,877
Value of shares cancelled as part of the swap deal	(3,569,702)	—	—	(3,569,702)	—	(3,569,702)
Share-based payments	—	119,531	—	119,531	—	119,531
Removal of non-controlling interests on de-consolidation	—	—	—	—	(111,401)	(111,401)
	6,344,647	119,531	—	6,464,178	—	6,352,777
Balance at June 30, 2014	90,080,492	3,922,140	(92,175,113)	1,827,519	—	1,827,519

The above consolidated statement of changes in equity should be read in conjunction with the accompanying notes.

F5

GENETIC TECHNOLOGIES LIMITED	2014 Financial Report

NOTES TO THE FINANCIAL STATEMENTS

For the year ended June 30, 2014

1.                  CORPORATE INFORMATION

The Financial Report of Genetic Technologies Limited (the “Company”) for the year ended June 30, 2014 was authorised for issue in accordance with a resolution of the Directors dated October 29, 2014.  Genetic Technologies Limited is incorporated in Australia and is a company limited by shares.  The Directors have the power to amend and reissue the financial statements.

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

Going concern

During the 2014 financial year, the Company incurred a total comprehensive loss after income tax of $10,283,545 (2013: $9,323,063) and net cash outflows from operations of $10,987,088 (2013: $7,516,779).

As at June 30, 2014, the Company held cash reserves of $2,831,085 and had net current assets of $2,042,493.

Subsequent to balance date, the Company has raised $4,150,000, before the payment of associated costs, through:

•                  $2,150,000 of new finance via the issue of unlisted secured (debt) notes to existing and new Australian institutional and wholesale investors; and

•                  $2,000,000 from the sale of its Heritage “Australian Genetics” business. Whilst subject to conditions precedent the sale is expected to complete within the next month.

As at the date of this Report, the Company held cash reserves of approximately $1,395,000.

The cash raised from the above two transactions, combined with its existing cash reserves, will enable the Company to fund its operations in the short to medium term.

However, the continuing viability of the Company and the group’s ability to continue as a going concern and meet its debts and commitments as and when they fall due is wholly dependent on the Company being successful in raising additional funds via the issuance of new equity in the near term.   Any issuance of new equity will be subject to shareholder approval, which will be sought at the appropriate time.

Due to the significant uncertainty surrounding the timing and quantum of the above event, there is a material uncertainty that may cast significant doubt on the Company’s ability to continue as a going concern and, therefore, that it may be unable to realise its assets and discharge its liabilities in the normal course of business.  However, the Directors believe that the Company will be successful in raising new funds, in the timeframe required, and accordingly, have prepared the financial report on a going concern basis.

F6

GENETIC TECHNOLOGIES LIMITED	2014 Financial Report

2.                  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)         Basis of preparation (cont.)

Events subsequent to balance date

Convertible Notes

Subsequent to June 30, 2014, Redeemable Convertible Notes with a face value of USD 1,300,000 were converted in return for which Ironridge received 90,612,780 ordinary shares (including ordinary shares issued in lieu of interest payment and true-up adjustment).  As a result of this conversion, the face value of the remaining Notes has been reduced to USD 450,000 as at the date of this Report.

On August 28, 2014, the Company announced that it has convened a general meeting for September 30, 2014 to consider approving further conversions under the Company’s existing facility with Ironridge.  Where a conversion occurs after shareholder approval that would reduce the Company’s indebtedness under the Ironridge Facility, but it would not provide cash funding to the Company.

Options

On July 31, 2014, the Company granted a total of 6,875,000 options over ordinary shares in the Company.  The options, which were granted at no cost, entitle the holders to acquire one ordinary share at a price of $0.04 at any time up to, and including May 31, 2019, subject to certain vesting conditions.

Licensing

On August 14, 2014, the Company announced that it had executed a Settlement and Release Agreement with Histogenetics LLC. New York, USA. The precise commercial terms of this Agreement are covered by formal confidentiality provisions and cannot be disclosed.  This Agreement was achieved as a result of GTG’s continuing patent assertion and monetization efforts in the USA.

On August 26, 2014, the United States District Court for the Middle District of North Carolina last week issued an Order denying a motion brought by GlaxoSmithKline, LLC (GSK) to dismiss the patent infringement law suit brought against it by GTG. This significant success follows the separate success reported on March 12, 2014, when a similar motion to dismiss filed by Agilent in the Northern District of California was also denied.

Notice of EGM

On August 28, 2014, the Company released the Notice for an Extraordinary General Meeting of shareholders (the “Meeting”), together with a Sample Form of Proxy for the Meeting. As detailed in the Notice, the Meeting will be held at 10.00 am on Tuesday, September 30, 2014, (Melbourne time) at the Company’s offices.

Nasdaq notice

On September 3, 2014, the Company announced that it received a letter dated August 29, 2014, from the Nasdaq Stock Market notifying the Company that for the last 30 consecutive business days prior to August 28, the bid price for the Company’s ordinary shares had closed below the minimum $US1.00 per share requirement for continued inclusion under Nasdaq Marketplace Listing Rules (the “Rules”).  The letter stated that in accordance with the Rule the Company has 180 calendar days, or until February 25, 2015, to regain compliance.

The issuance of such notices, by Nasdaq, are a matter of procedure, with the Company currently considering its position and the options available in order to regain compliance.

Financing and plans for restructure

On September 15, 2014, the Company, announced plans to restructure and realign its group activities. The changes announced will enable the Company to focus its strategy on the US molecular diagnostics (“MDx”) market and commercialisation of the Company’s lead breast cancer risk test BREVAGen.  The restructure and realignment of group activities follows a recent review of operations by the Company aimed at supporting the Company’s US MDx strategy.

The core plans approved by the Board include:

•                  the sale / divestment of non-core assets;

•                  the realignment of internal cost structures through a disciplined approach to cost management and capital allocation being driven by the recently appointed CFO;

•                  a board restructure, including the appointment of new directors, to support and enhance Company’s focus on the US MDx market; and

•                  a proposed Company name change to represent a MDx focus.

The plans being implemented are expected to provide investors with a focused MDx company and refined US commercialisation strategy for BREVAGen, with a significantly reduced operating cost base.

F7

GENETIC TECHNOLOGIES LIMITED	2014 Financial Report

2.           SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)             Basis of preparation (cont.)

Events subsequent to balance date (cont.)

Financing and plans for restructure (cont.)

In support of these plans, the Company finalised the raising of $2.15M financing via the issue of unlisted secured (debt) notes (Notes) to existing and new Australian institutional and wholesale investors. The Notes will carry a 10.0% coupon rate, and subject to shareholder approval or, where the Company otherwise notifies that the Notes are convertible (in compliance with all applicable laws), the Notes will also be convertible into ordinary shares (at a 10.0% discount to the 5 day VWAP). The Notes will also carry free attached options to purchase further shares in the Company (Options) and will be subject shareholder approval. Shareholder approval for the conversion under Notes and the grant of the Options will be sought at a General Meeting.

The funds raised under the financing will be used to support Genetic Technologies’ short-term capital requirements and, together with existing cash reserves, will support the Company’s refocused US MDx strategy.

Sale of heritage Australian Genetics business

On September 22, 2014, the Company announced that it had signed a binding contract of sale for its heritage Australian Genetics business (“Australian Genetics”) to Specialist Diagnostics Services Ltd (“SDS”), the wholly owned pathology subsidiary of Primary Health Care Ltd. The Australian Genetics business provides diagnostic and sequencing services encompassing Australia-only medical, forensic, paternity and animal genomic testing. Under the terms of sale, SDS will acquire the Australian Genetics business for $2,000,000 in cash.  Assuming all conditions are met, settlement of the transaction is expected to occur within the next month.

The divestment of the Australian Genetics business follows the Company’s announcement on September 15, 2014, of plans to sell non-core assets and focus business activities on the US MDx market and commercialisation of the Company’s lead breast cancer risk test BREVAGen.

Appointment of two new Directors

On September 24, 2014, the Company announced it is pleased to advise that Mr. David Carter and Dr. Lindsay Wakefield have today been appointed Non-Executive Directors of the Company on “casual appointment”, in that the new appointees will then be required to submit themselves for re-election at the upcoming AGM, as per article 19.4 of the Company’s Constitution.

Results of EGM

On 30 September 2014, at an Extraordinary General Meeting shareholders were asked to consider and, if thought fit, to pass the following resolutions:

1.              Ratification prior issue of shares under the Ironridge Convertible Note

2.              Approval issue of further shares under the Ironridge Convertible Note

The two resolutions were put before the shareholders and were passed on a show of hands.

F8

GENETIC TECHNOLOGIES LIMITED	2014 Financial Report

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(b)         New accounting standards and interpretations

(i)  Standards and Interpretations affecting amounts reported in the current period (and/or prior period)

The following new and revised standards and interpretations have been adopted in the current period and have affected the amounts reported in these financial statements.

•             AASB 10 Consolidated Financial Statements, AASB 11 Joint Arrangements, AASB 12 Disclosure of Interests in Other Entities, AASB 128 Investments in Associates and Joint Ventures, AASB 127 Separate Financial Statements and AASB 2011-7 Amendments to Australian Accounting Standards arising from the Consolidation and Joint Arrangements Standards

AASB 10 Consolidated Financial Statements was issued in August 2011 and replaces the guidance on control and consolidation in AASB 127 Consolidated and Separate Financial Statements and in Interpretation 112 Consolidation — Special Purpose Entities. The group has reviewed its investments in other entities to assess whether the conclusion to consolidate is different under AASB 10 than under AASB 127. No differences were found and therefore no adjustments to any of the carrying amounts in the financial statements are required as a result of the adoption of AASB 10.

Under AASB 11 Joint Arrangements, investments in joint arrangements are classified as either joint operations or joint ventures depending on the contractual rights and obligations of each investor. This accounting standard does not apply to the group as no joint arrangements were held by the company.

AASB 12 sets out the required disclosures for entities reporting under AASB 10 and AASB 11. It replaces the disclosure requirements currently found in AASB 127, AASB 128 and AASB 131.

•             AASB 13 Fair Value Measurement and AASB 2011-8 Amendments to Australian Accounting Standards arising from AASB 13

AASB 13 explains how to measure fair value and aims to enhance fair value disclosures; it does not change when an entity is required to use fair value to measure an asset or liability.

•             AASB 2012-2 Amendments to Australian Accounting Standards — Disclosures — Offsetting Financial Assets and Financial Liabilities

AASB 2012-2 amendments do not change the current offsetting rules in AASB 132, but they clarify that the right of set-off must be available today (ie not contingent on a future event) and must be legally enforceable in the normal course of business as well as in the event of default, insolvency or bankruptcy. There are more extensive disclosures which focus on quantitative information about recognised financial instruments that are offset in the statement of financial position, as well as those recognised financial instruments that are subject to master netting or similar arrangements, irrespective of whether they are offset.  The amendments did not have a significant impact to the Group.

•             AASB 2011-4 Amendments to Australian Accounting Standards to Remove Individual Key Management Personnel Disclosure Requirements Revised Corporations Regulations 2M.3.03

AASB 2011-4 amendments remove the individual key management personnel disclosure requirements from AASB 124 Related Party Disclosures, to achieve consistency with the international equivalent standard. Following the release of revised Corporations Regulations, all of the detailed disclosures will have to be included in the remuneration report for financial years commencing on or after July 1, 2013. Aggregate disclosures will still be required for the notes to the financial statements. These changes have been implemented in the current financial statements.

(ii) Standards and Interpretations in issue but not yet adopted

In respect of the year ended June 30, 2014, the Group has assessed all new accounting standards mandatory for adoption during the current year, noting no new standards which would have a material affect on the disclosure in these financial statements.  There has been no effect on the profit and loss or the financial position of the Group.  Certain new accounting standards and interpretations have been published that are not mandatory for June 30, 2014 reporting periods.

The Group’s and the parent entity’s assessment of the impact of these new standards and interpretations is set out below.

F9

GENETIC TECHNOLOGIES LIMITED	2014 Financial Report

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(b)             New accounting standards and interpretations (cont.)

(ii) Standards and Interpretations in issue but not yet adopted (cont.)

•             IFRS 9 / (AASB 9) Financial Instruments, AASB 2009-11 Amendments to Australian Accounting Standards arising from AASB 9 , AASB 2010-7 Amendments to Australian Accounting Standards arising from AASB 9 (December 2010), AASB 2012-6 Amendments to Australian Accounting Standards - Mandatory Effective Date of AASB 9 and Transition Disclosures and AASB 2013-9 Amendments to Australian Accounting Standards - Conceptual Framework, Materiality and Financial Instruments (effective January 1, 2018)

IFRS 9 / (AASB 9) Financial Instruments addresses the classification, measurement and derecognition of financial assets and financial liabilities.  The standard is not applicable until January 1, 2018 but is available for early adoption.  When adopted, the standard will affect in particular the Group’s accounting for its available-for-sale financial assets, since AASB 9 only permits the recognition of fair value gains and losses in other comprehensive income/(loss) if they relate to equity investments that are not held for trading.  Fair value gains and losses on available-for-sale debt investments, for example, will therefore have to be recognised directly in profit or loss.

The standard is not expected to have an impact on the Group’s accounting for financial instruments.  All available-for-sale financial assets have been designated as not held for trading, such that fair value gains and losses are recognised in other comprehensive income/(loss).  The derecognition rules have been transferred from AASB 139 Financial Instruments: Recognition and Measurement and have not been changed.  The Group has not yet decided when to adopt AASB 9.

AASB 2013-3 Amendments to AASB 136 Recoverable Amount Disclosures for Non-Financial Assets (effective January 1, 2014)

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

•             Annual Improvements to IFRSs 2010-2012 and 2011-2013 cycle (effective July 1, 2014)

In December 2013, the IASB approved a number of amendments to International Financial Reporting Standards as a result of the annual improvements project.  These include AASB-2 “Share based payments” and AASB 8, “Operating segments”. The Group does not expect that any adjustments will be necessary as the result of applying the revised rules.

•             Revenue From Contracts With Customers

The IASB has issued a new standard for the recognition of revenue. This will replace IAS 18 which covers contracts for goods and services and IAS 11 which covers construction contracts. The new standard is based on the principle that revenue is recognised when control of a good or service transfers to a customer — so the notion of control replaces the existing notion of risks and rewards. While the AASB has not yet issued an equivalent standard, they are expected to do so in the second half of 2014.

The Group has not yet considered the impact of the new rules on its revenue recognition policies. It will undertake a detailed assessment in the near future. The Group intends to apply the amendment from July 1, 2017.

There are no other standards that are not yet effective and that are expected to have a material impact on the entity in the current or future reporting periods and on foreseeable future transactions.

(c)              Principles of consolidation

Subsidiaries

The consolidated financial statements incorporate the assets and liabilities of all subsidiaries of Genetic Technologies Limited (the “Company” or “Parent Entity”) as at June 30, 2014 and the results of all subsidiaries for the year then ended.  Genetic Technologies Limited and its subsidiaries together are referred to in this Financial Report as the “Group” or the “Consolidated Entity”.

F10

GENETIC TECHNOLOGIES LIMITED	2014 Financial Report

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(c)              Principles of consolidation (cont.)

Subsidiaries (cont.)

Subsidiaries are all entities (including structured entities) over which the group has control.  The group controls an entity when the group is exposed to, or has rights to, variable returns from its involvement within the entity and has the ability to affect those returns through its power to direct the activities of the entity.  Subsidiaries are fully consolidated from the date on which control is transferred to the Group.  They are de-consolidated from the date that control ceases.

Intercompany transactions, balances and unrealised gains / losses on transactions between Group companies are eliminated.  Unrealised losses are also eliminated unless the transaction provides evidence of the impairment of the asset transferred.  Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the Group’s policies.  Non-controlling interests in the results and equity of subsidiaries are shown separately in the consolidated statement of comprehensive income/(loss), consolidated balance sheet and consolidated statement of changes in equity, respectively.

Associates

Associates are all entities over which the Group has significant influence but not control or joint control, generally accompanying a shareholding of between 20% and 50% of the voting rights.  Investments in associates are accounted for using the equity method of accounting, after initially being recognised at cost.  The Group’s investment in associates is detailed in Note 36.

The Group’s share of its associate’s post-acquisition profits or losses is recognised in profit or loss and its share of post-acquisition other comprehensive income/(loss) is recognised in other comprehensive income/(loss).  The cumulative post-acquisition movements are adjusted against the carrying amount of the investment.  Dividends receivable from associates are recognised as a reduction in the carrying amount of the investment.

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

When the Group ceases to have control, joint control or significant influence, any retained interest in the entity is remeasured to its fair value with the change in carrying amount recognised in profit or loss.  The fair value is the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, joint venture or financial asset.  In addition, any amounts previously recognised in other comprehensive income/(loss) in respect of that entity are accounted for as if the Group had directly disposed of the related assets or liabilities.  This may mean that amounts previously recognised in other comprehensive income/(loss) are reclassified to profit or loss.  If the ownership interest in a joint venture or an associate is reduced but joint control or significant influence is retained, only a proportionate share of the amounts previously recognised in other comprehensive income/(loss) are reclassified to profit or loss where appropriate.

(d)             Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker.  The chief operating decision maker, who is responsible for allocating resources and assessing the performance of the operating segments, has been identified as the Chief Executive Officer.

(e)              Parent entity financial information

The financial information for the parent entity, Genetic Technologies Limited has been prepared on the same basis as the consolidated financial statements, except that investments in subsidiaries are accounted for at cost in the financial statements of Genetic Technologies Limited.  Loans to subsidiaries are written down to their recoverable value as at balance date.

F11

GENETIC TECHNOLOGIES LIMITED	2014 Financial Report

2.                  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(f)               Foreign currency translation

The functional and presentation currency of Genetic Technologies Limited and its Australian subsidiaries is the Australian dollar (AUD).  Transactions in foreign currencies are initially recorded in the functional currency at the exchange rates ruling at the date of the transaction.  Monetary assets and liabilities which are denominated in foreign currencies are retranslated at the rate of exchange ruling at the balance sheet date.  All differences are taken to the statement of comprehensive income/(loss).

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

Genetic Technologies (Beijing) Limited (1) — Chinese yuan (CNY)

GeneType AG — Swiss francs (CHF)

GeneType Corporation — United States dollars (USD)

Phenogen Sciences Inc. — United States dollars (USD)

As at the reporting date, the assets and liabilities of these subsidiaries are translated into the presentation currency of Genetic Technologies Limited at the rate of exchange ruling at the balance sheet date and the statement of comprehensive income/(loss) is translated at the weighted average exchange rates for the period unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions.  The exchange differences arising on the retranslation are recognised in other comprehensive income/(loss) and taken directly to a separate component of equity.  On disposal of a foreign entity, the deferred cumulative amount recognised in equity relating to that particular foreign operation is recognised in the statement of comprehensive income/(loss).

Note:      (1) Genetic Technologies (Beijing) Limited was de-registered in 2014.

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

F12

GENETIC TECHNOLOGIES LIMITED	2014 Financial Report

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

The fair value of options granted is determined by Cape Leveque Securities Pty. Ltd., an independent valuer, using a Black-Scholes option pricing model.  Cape Leveque Securities Pty. Ltd. has consented to having its name included in this Report.  In valuing equity-settled transactions, no account is taken of any non-market performance conditions.  The cost of equity-settled transactions is recognized as an employee benefits expense, together with a corresponding increase in equity, over the period in which the relevant vesting conditions are fulfilled, ending on the date the relevant employees become entitled to the award (“vesting date”).  The cumulative expense recognised for equity-settled transactions at each reporting date until vesting date reflects (i) the extent to which the vesting period has expired; and (ii) the number of awards that, in the opinion of the Directors of the Group, will ultimately vest.  This opinion is formed based on the best information available at balance date.

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

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the end of the reporting period in the countries where the company’s subsidiaries and associates operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

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

Deferred tax assets are recognised for deductible temporary differences and unused tax losses only if it is probable that future taxable amounts will be available to utilise those temporary differences and losses.  Deferred tax liabilities and assets are not recognised for temporary differences between the carrying amount and tax bases of investments in controlled entities where the parent entity is able to control the timing of the reversal of the temporary differences and it is probable that the differences will not reverse in the foreseeable future.  Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets and liabilities and when the deferred tax balances relate to the same taxation authority.  Current tax assets and tax liabilities are offset where the entity has a legally enforceable right to offset and intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously.  Current and deferred tax balances attributable to amounts recognised directly in equity are also recognised directly in equity.  Current and deferred tax is recognised in profit or loss, except to the extent that it relates to items recognised in other comprehensive income/(loss) or directly in equity.  In this case, the tax is also recognised in other comprehensive income/(loss) or directly in equity, respectively.

F13

GENETIC TECHNOLOGIES LIMITED	2014 Financial Report

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

In addition to its own current and deferred tax amounts, GTG also recognises the current tax assets / liabilities and the deferred tax assets arising from unused tax losses and tax credits assumed from subsidiaries in the tax consolidated group.  Assets or liabilities arising under tax funding agreements with the tax consolidated entities are recognised as amounts receivable from or payable to other entities in the Group.  Details about the tax funding agreement are disclosed in Note 9.  Any difference between the amounts assumed and amounts receivable or payable under the tax funding agreements are recognised as a contribution to (or distribution from) wholly-owned tax subsidiaries.

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

(n)             Cash and cash equivalents

Cash and cash equivalents in the balance sheet comprise cash at bank and in hand and short-term deposits with an original maturity of 3 months or less.  For the purposes of the cash flow statement, cash and cash equivalents consist of cash and cash equivalents as defined above.  Cash at bank earns interest at floating rates based on daily bank deposit rates.  Short-term deposits are made for varying periods, depending on the immediate cash requirements of the Group, and earn interest at the respective short-term deposit rates.

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

(q)             Performance bonds and deposits

Performance bonds and deposits include cash deposits held as security for the performance of certain contractual obligations.

F14

GENETIC TECHNOLOGIES LIMITED	2014 Financial Report

2.                  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

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

Research and development costs

Costs relating to research activities are expensed as incurred.  An intangible asset arising from development expenditure on an internal project is recognised only when the Group can demonstrate the technical feasibility of completing the intangible asset so that it will be available for use or sale, its intention to complete and its ability to use or sell the asset, how the asset will generate future economic benefits, the availability of resources to complete the development and the ability to measure reliably the expenditure attributable to the intangible asset during its development.  To date, all development costs have been expensed as incurred as their recoverability cannot be regarded as assured.

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

F15

GENETIC TECHNOLOGIES LIMITED	2014 Financial Report

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

(v)             Leases and hire purchase agreements

Finance leases and hire purchase agreements, which transfer to the Group substantially all the risks and benefits incidental to ownership of the financed item, are capitalised at the inception of the lease at the fair value of the leased property or, if lower, at the present value of the minimum lease payments.

Lease and hire purchase payments are apportioned between finance charges and a reduction of the associated liability so as to achieve a constant rate of interest on the remaining balance of the liability.  Finance charges are recognised as an expense in profit or loss.  Capitalised leased assets and assets under hire purchase are depreciated over the shorter of the estimated useful life of the asset or the term of the agreement.  Leases where the lessor retains substantially all the risks and benefits of ownership of the asset are classified as operating leases.  Operating lease payments are recognised as an expense in the statement of comprehensive income/(loss) on a straight-line basis over the lease term.

(w)           Employee benefits

(i) Short-term obligations

Provision is made for employee benefits accumulated as a result of employees rendering services up to the reporting date.  These benefits include wages and salaries, annual leave and long service leave.  Liabilities arising in respect of wages and salaries, expected to be settled within twelve months of the reporting date are measured at their nominal amounts based on remuneration rates which are expected to be paid when the liability is settled.  Expenses for non-accumulating sick leave are recognised when the leave is taken during the year and are measured at rates paid or payable.

(ii) Other long-term employee benefit obligations

The liabilities for long service leave and annual leave are not expected to be settled wholly within 12 months after the end of the reporting period in which the employee renders the related service.  They are therefore recognised in the provision for employee benefits and measured as the present value of expected future payments to be made in respect of services provided by employees up to the end of the reporting period using the projected unit credit method.  Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service.  Expected future payments are discounted using market yields at the end of the reporting period of government bonds with terms and currencies that match, as closely as possible, the estimated future cash outflows.

The obligations are presented as current liabilities in the balance sheet if the entity does not have an unconditional right to defer settlement for at least twelve months after the reporting period, regardless of when the actual settlement is expected to occur.

F16

GENETIC TECHNOLOGIES LIMITED	2014 Financial Report

2.                  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(x)         Provisions

Provisions are recognised when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.  Where the Group expects some or all of a provision to be reimbursed, the reimbursement is recognised as a separate asset but only when the reimbursement is virtually certain.  The expense relating to any provision is presented in the statement of comprehensive income/(loss) net of any reimbursement.

If the effect of the time value of money is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects market assessments of the time value of money and, where appropriate, the risks specific to the liability.  Where discounting is used, the increase in the provision due to the passage of time is recognised as a finance cost.

(y)             Trade and other payables

Trade payables and other payables are carried at amortised cost and represent liabilities for goods and services provided to the Group prior to the end of the financial year that are unpaid and arise when the Group becomes obliged to make future payments in respect of the purchase of these goods and services.  Trade payables and other payables generally have terms of between 30 and 60 days.

(z)              Contributed equity

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

(aa)      Financial assets and liabilities

During the year ended June 30, 2014, the Group acquired a financial asset and liability at fair value through profit or loss.  Financial assets and liabilities at fair value through profit or loss are initially recognised at fair value on the date a derivative contract is entered into and are subsequently remeasured to their fair value and at the end of each reporting period.  The accounting for subsequent changes in fair value is recognised in profit or loss.

(ab)      Deferred revenue

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

F17

GENETIC TECHNOLOGIES LIMITED	2014 Financial Report

2.                   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

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

Impairment of intangible assets and goodwill

The Group determines whether intangible assets, including goodwill, are impaired on at least an annual basis, in accordance with the accounting policies stated in Notes 2(s) and 2(t).  This process requires an estimation to be made of the recoverable amount of the cash-generating units to which the respective assets are allocated.

Income and withholding taxes

The Group is subject to income and withholding taxes in both Australia and jurisdictions where it has foreign operations.  There are many transactions and calculations undertaken during the ordinary course of business for which the ultimate tax determination is uncertain.  Where the final outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current, deferred and withholding tax provisions in the period in which such determination is made (refer Notes 2(j), 2(k) and 2(l)).  In addition, the Group has considered the recognition of deferred tax assets relating to carried forward tax losses to the extent there are sufficient taxable temporary differences (deferred tax liabilities) relating to the same taxation authority and the same subsidiary against which the unused tax losses can be utilised.  However, utilisation of the tax losses also depends on the ability of the entity to satisfy certain tests at the time the losses are recouped (refer Note 9).

F18

GENETIC TECHNOLOGIES LIMITED	2014 Financial Report

3.                  CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

(a)              Critical accounting estimates and assumptions (cont.)

Revenue from the sale of the BREVAGen test

During the financial year ended June 30, 2012, the Company generated the first sales of its BREVAGentest.  Whilst not material to the overall result, in accordance with revenue recognition principles, due to the relatively limited numbers of tests sold in that first year of launch, the income generated from these sales was recorded on a cash basis.  Effective January 1, 2013, significant changes in the US reimbursement system have impacted (positively) on the amounts the Company has since received for the BREVAGentests it performs.

As at June 30, 2014, the Company now has enough historical data to use to enable it to determine a reliable estimate of the amount of revenue expected to be received.  Accordingly the Group now recognises the revenue on the BREVAGen test on an accruals basis. A one-off adjustment to increase revenue at this date was made for $446,000.

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

	Consolidated
	2014	2013	2012
	$	$	$
4. COST OF SALES

Inventories used	929,538	823,139	859,206
Direct labour costs	716,731	785,722	864,286
Depreciation expense	126,942	173,300	230,349
Inventories written off	64,518	163,306	(5,216)

Total cost of sales	1,837,729	1,945,467	1,948,625

5. OTHER REVENUE

License fees received	628,497	3,579,677	1,189,170
Royalties and annuities received	235,335	1,205,236	1,337,429

Total other revenue	863,832	4,784,913	2,526,599

F19

GENETIC TECHNOLOGIES LIMITED	2014 Financial Report

	Consolidated
	2014	2013	2012
	$	$	$
6. OTHER INCOME

Net foreign exchange gains	167,584	46,264	141,364
Net profit / (loss) on disposal of plant and equipment	53,277	(1,416)	31,455
Management fees received	38,267	8,000	4,875
Research and development tax credit	358,395	181,036	—
Loss on disposal of shares in subsidiary	—	—	(10)
Net profit on disposal of investments accounted for using the equity method	—	1,606	—
Fair value gains on financial assets at fair value through profit or loss	295,533	—	—
Net gain on sale of available-for-sale financial assets	41,969	—	—
Total other income and expenses	955,025	235,490	177,684

7. GAIN ON DECONSOLIDATION OR DISPOSAL OF SUBSIDIARY

Fair value of retained interest in subsidiary	535,529	—	—
Recognition of investment in associate	—	—	4,546,951
Removal of net liabilities on loss of control of a subsidiary	(9,172)	—	528,433
Reclassification of foreign currency reserve on loss of control of a subsidiary to profit or loss	123,603	—	—
Removal of non-controlling interests	111,401	—	37,771
Profit received from sale of shares in associate	—	—	20
Total gain on deconsolidation of subsidiary	761,361	—	5,113,175

Note:                  On December 12, 2013, the Company announced that its former Canadian-listed subsidiary, Gtech International Resources Limited (“Gtech”) had completed its acquisition of Sydney-based company Simavita Holdings Limited (“Simavita Holdings”), as originally disclosed by the Company to the ASX on July 30, 2013.  As part of the transaction, in which Simavita Holdings raised approximately $14.3 million via the issue of approximately 34.9 million new shares at an issue price of $0.41 per share (before the payment of costs and the repayment of certain debts), Gtech changed its name to Simavita Limited (“Simavita”).

The shares of Simavita commenced trading on the TSXV, under the trading symbol “SV”, on December 6, 2013.  On December 9, 2013, Simavita lodged documents with the ASX pursuant to which it also sought a listing of CHESS Depositary Interests (“CDIs”) on the ASX.  The Simavita CDIs were listed on the ASX, under the ASX code “SVA”, on February 20, 2014.

Immediately following the completion of the acquisition, Genetic Technologies Limited held a total of 1,306,166 shares in Simavita, representing approximately 2.2% of that company’s total issued capital.  As a result of the transaction, Gtech was deconsolidated from the GTG Group and a number of changes were made to the Board of that company to reflect the new ownership. Cash disposed on loss of control of subsidiary was $162,576 (refer Cash Flow Statement).

On this date the subsidiary was deconsolidated and the retained interest was recognised as an available for sale financial asset recognised at fair value. This asset has since been sold prior to balance date for $577,497 and has been included as proceeds from the sale of available-for-sale financial assets within the cash flow statement.

The Gtech International Resources Limited subsidiary was allocated to the Corporate segment (refer Note 29).

8.                   EXPENSES

Amortisation of intangible assets	127,566	127,565	181,048
Depreciation of fixed assets	83,937	97,444	150,547
Employee benefits expenses	6,797,341	6,938,342	8,194,251
Operating lease expenses	386,694	369,254	354,958
Research and development expenses	652,994	573,377	892,274
Net impairment of intangible assets	—	—	104,338

F20

GENETIC TECHNOLOGIES LIMITED	2014 Financial Report

9.                   INCOME TAX

	Consolidated
	2014	2013	2012
	$	$	$
Reconciliation of income tax expense to prima facie tax payable
Loss before income tax expense	(10,134,469)	(9,349,483)	(5,296,828)
Tax at the Australian tax rate of 30% (2013: 30%)	(3,040,341)	(2,804,845)	(1,589,048)
Tax effect amounts which are not deductible / (taxable) in calculating taxable income
Net impairment losses and other write-downs	(83,376)	54,883	31,301
Share-based payments expense	35,859	66,902	608,497
Share of net loss of associate accounted for using the equity method	108,805	131,156	39,611
Capital raising expenses	92,194	21,772	(48,328)
Disposal of associate accounted for using the equity method	1,100,195	—	—
Gain on deconsolidation or disposal of subsidiary	(216,056)	—	(1,533,953)
Fair value gains on financial assets at fair value through profit or loss	(88,660)	—	—
Research and development tax incentive	(107,518)	(54,311)	—
Non-assessable forgiveness of debt	(111,203)	—	—
Tax effect of inter-company transactions	(81,909)	—	—
Withholding tax expense	5,606	20,330	19,753
Other non-deductible items	2,869	6,869	4,980
	(2,383,535)	(2,557,244)	(2,467,187)
Tax effect of adjustments relating to temporary differences
Amortisation and depreciation expenses	20,477	46,701	25,557
Convertible note finance costs	165,996	—	—
Fair value loss on financial liabilities at fair value through profit or loss	194,512	—	—
Net movements in provisions	(8,560)	4,794	26,111
Settlement proceeds from Applera Corporation	(87,488)	(134,757)	(131,134)
Under /(over) provision	(1,424,354)	1,159,185	1,264,668
Tax losses utilised	—	—	—
Tax losses not recognised	3,522,952	1,481,321	1,281,985
Income tax expense	—	—	—

Net deferred tax assets
Deferred tax assets
Deferred revenue	—	96,234	79,994
Applera settlement	279,285	350,002	484,759
Intangible assets	2,170,487	2,404,695	2,099,763
Doubtful debts	32,677	64,286	26,635
Provisions	239,065	259,477	254,683
Other	64,754	52,553	—
Total deferred tax assets	2,786,269	3,227,247	2,945,834
Deferred tax liabilities
ImmunAid Option	88,660	—	—
Total deferred tax liabilities	88,660	—	—
Net deferred tax assets on temporary differences not brought to account	(2,697,609)	(3,227,247)	(2,945,834)
Total net deferred tax assets	—	—	—
Tax losses
Unused tax losses for which no deferred tax asset has been recognised	52,645,184	40,902,010	35,964,273
Potential tax benefit @ 30%	15,793,555	12,270,603	10,789,282

F21

GENETIC TECHNOLOGIES LIMITED	2014 Financial Report

9.                   INCOME TAX (cont.)

Subject to the Group continuing to meet the relevant statutory tests, the tax losses are available for offset against future taxable income.

As at balance date, there are unrecognised tax losses with a benefit of approximately $15,793,555 (2013: $12,270,603, 2012: $10,789,282) that have not been recognised as a deferred tax asset to the Group.  These unrecognised deferred tax assets will only be obtained if:

a)             The Group companies derive future assessable income of a nature and amount sufficient to enable the benefits to be realised;

b)             The Group companies continue to comply with the conditions for deductibility imposed by the law; and

c)              No changes in tax legislation adversely affect the Group companies from realising the benefit.

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

As at June 30, 2014, there are no unrecognised temporary differences associated with the Group’s investments in subsidiaries, as the Group has no liability for additional taxation should unremitted earnings be remitted (2013: $nil).

10.           LOSS PER SHARE

The following reflects the income and share data used in the calculations of basic and diluted loss per share:

	2014	2013	2012
	$	$	$
Loss for the year attributable to the owners of Genetic Technologies Limited	(10,125,197)	(9,298,367)	(5,287,523)
Weighted average number of ordinary shares used in calculating loss per share	574,557,747	472,084,970	460,402,869

Note:       None of the 7,775,000 (2013: 9,525,000, 2012: 20,125,000) options over the Company’s ordinary shares that were outstanding as at the reporting date are considered to be dilutive for the purposes of calculating diluted earnings per share.

F22

GENETIC TECHNOLOGIES LIMITED	2014 Financial Report

11.            CASH AND CASH EQUIVALENTS

	Consolidated
	2014	2013	2012
	$	$	$
Reconciliation of cash and cash equivalents
Cash at bank and on hand	2,831,085	1,721,293	2,380,114
Short-term deposits	—	—	6,520,121
Total cash and cash equivalents	2,831,085	1,721,293	8,900,235
Reconciliation of loss for the year
Reconciliation of loss for the year after income tax to net cash flows used in operating activities is as follows:
Loss for the year after income tax	(10,134,469)	(9,349,483)	(5,296,828)
Adjust for non-cash items
Amortisation and depreciation expenses	338,445	398,309	561,944
Share-based payments expense	119,531	223,005	2,028,323
Net impairment losses and other write-downs	—	—	104,338
Share of loss of associate	362,682	437,185	132,037
Loss on disposal of shares in subsidiary	—	—	10
Fair value gain on deconsolidation of subsidiary	(225,833)	—	(5,113,175)
Net (gain)/loss on sale of available for sale financial assets	(41,969)	—	—
Fair value gains on financial assets at fair value through profit or loss	(295,533)	—	—
Fair value losses on financial liabilities at fair value through profit or loss	447,769	—	—
Provision for advance to associate	—	173,193	—
Net (profit) / loss on disposal of plant and equipment	(53,277)	1,416	(31,455)
Net foreign exchange (gains) / losses	46,344	(52,114)	(141,365)
Net (profit) / loss on disposal of shares in associate	—	(1,606)	—
Adjust for changes in assets and liabilities
(Increase) / decrease in trade and other receivables	(782,923)	167,333	178,394
(Increase) / decrease in prepayments and other assets	(16,725)	137,940	(62,466)
(Increase) / decrease in performance bonds and deposits	206,347	(191,836)	(14,811)
(Increase) / decrease in financial assets at fair value through profit or loss	(795,533)	—	—
Increase / (decrease) in trade and other payables	73,651	469,764	(209,256)
Increase / (decrease) in deferred revenue	(167,555)	54,135	103,100
Increase / (decrease) in provisions	(68,040)	15,980	87,036
Net cash flows from / (used in) operating activities	(10,987,088)	(7,516,779)	(7,674,174)
Financing facilities available
As at June 30, 2014, the following financing facilities had been negotiated and were available:
Total facilities
Hire purchase facility	—	—	2,500,000
Credit cards	277,298	215,603	199,208
Facilities used as at reporting date
Hire purchase facility	—	—	(17,748)
Credit cards	(26,577)	(60,918)	(15,861)
Facilities unused as at reporting date
Hire purchase facility	—	—	2,482,252
Credit cards	250,721	154,685	183,347

F23

GENETIC TECHNOLOGIES LIMITED	2014 Financial Report

12.            TRADE AND OTHER RECEIVABLES (CURRENT)

	Consolidated
	2014	2013
	$	$
Trade receivables	1,004,395	513,633
Less: provision for doubtful debts	(108,925)	(214,285)
Net trade receivables	895,470	299,348
Other receivables	216,095	29,294
Total net current trade and other receivables	1,111,565	328,642

Note:        Trade and other receivables for the Group include amounts due in US dollars of USD 511,307 (2013: USD 42,140) and European euros of EUR 90,000 (2013: EUR 90,000).

Refer Note 38 for details of aging, interest rate and credit risks applicable to trade and other receivables for which, due to their short-term nature, their carrying value approximates their fair value.

13.           PREPAYMENTS AND OTHER ASSETS (CURRENT)

Prepayments	201,916	184,394
Inventories at the lower of cost and net realisable value	212,994	213,791
Total current prepayments and other assets	414,910	398,185

14.           PERFORMANCE BONDS AND DEPOSITS (CURRENT)

Performance bonds	—	206,259
Deposits	2,949	3,037
Total current performance bonds and deposits	2,949	209,296

15.           INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD (NON-CURRENT)

Shares in associate (Note 36)	—	3,932,384
Total non-current investments accounted for using the equity method	—	3,932,384

Note:        On December 18, 2013, the Company announced that it had entered into an agreement to sell its entire investment in ImmunAid Limited, subject to shareholder approval. On April 17, 2014 the shareholders passed the resolution to proceed with the transaction on a show of hands.  On May 16, 2014 the Company announced the completion of the share transactions in which the Jacobson Entities (the Company’s major shareholder) exchanged a total of 75,937,500 shares in the Company at an agreed price of $0.08 per share in return for the Company’s 4,500,000 shares in ImmunAid Limited at an agreed price of $1.35 per share.

16.           FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT AND LOSS (NON-CURRENT)

Option Fee — ImmunAid Limited	795,533	—
Total financial assets at fair value through profit and loss	795,533	—

On May 16, 2014, as part of the share exchange agreement approved at an Extraordinary General meeting of Shareholders held on April 17th, ImmunAid Limited (ImmunAid) granted the Company a total of 2,250,000 options to acquire ordinary shares in ImmunAid at a price of $1.35 per share at any time during the three years from the date on which the ImmunAid Options are granted. As part of the consideration the Company paid ImmunAid an option fee of $500,000 of which $114,159 was paid in cash and the balance of $ 385,841 was applied against outstanding debts.

F24

GENETIC TECHNOLOGIES LIMITED	2014 Financial Report

17.            PROPERTY, PLANT AND EQUIPMENT

	Consolidated
	2014	2013
	$	$
Laboratory equipment, at cost	3,479,145	3,880,330
Less: accumulated depreciation	(2,743,213)	(2,824,044)
Less: impairment loss	(426,950)	(751,325)

Net laboratory equipment	308,982	304,961

Computer equipment, at cost	728,323	695,288
Less: accumulated depreciation	(668,002)	(617,439)

Net computer equipment	60,321	77,849

Office equipment, at cost	229,104	224,949
Less: accumulated depreciation	(207,160)	(190,301)

Net office equipment	21,944	34,648

Equipment under hire purchase, at cost	1,251,114	1,282,389
Less: accumulated depreciation	(1,251,114)	(1,272,389)
Less: impairment loss	—	(10,000)

Net equipment under hire purchase	—	—

Leasehold improvements, at cost	111,873	111,873
Less: accumulated depreciation	(108,956)	(106,163)

Net leasehold improvements	2,917	5,710

Total net property, plant and equipment	394,164	423,168

Reconciliation of property, plant and equipment
Opening gross carrying amount	6,194,829	6,222,730
Add: additions purchased during the year	181,875	53,611
Less: disposals made during the year	(577,145)	(81,512)
Closing gross carrying amount	5,799,559	6,194,829

Opening accumulated depreciation and impairment losses	(5,771,661)	(5,579,812)
Add: disposals made during the year	577,145	78,895
Less: depreciation expense charged	(210,879)	(270,744)

Closing accumulated depreciation and impairment losses	(5,405,395)	(5,771,661)

Total net property, plant and equipment	394,164	423,168

Reconciliation of movements in property, plant and equipment by asset category

	Opening			Depreciation	Closing
	net carrying	Additions	Net disposals	expense and	net carrying
	amount	during year	during year	impairment loss	amount
Asset category	$	$	$	$	$
Laboratory equipment	304,961	144,685	—	(140,664)	308,982
Computer equipment	77,849	33,035	—	(50,563)	60,321
Office equipment	34,648	4,155	—	(16,859)	21,944
Leasehold improvements	5,710	—	—	(2,793)	2,917
Totals	423,168	181,875	—	(210,879)	394,164

F25

GENETIC TECHNOLOGIES LIMITED	2014 Financial Report

18.           INTANGIBLE ASSETS AND GOODWILL

	Consolidated
	2014	2013
	$	$
Patents
Patents, at cost	36,662,592	36,594,310
Less: accumulated amortisation	(32,889,940)	(32,797,420)
Less: impairment losses	(3,632,338)	(3,632,338)

Total net patents	140,314	164,552

Other intangible assets
Assets associated with BREVAGenTM breast cancer risk test, at cost	1,033,273	1,033,273
Less: accumulated amortisation	(309,982)	(206,654)

Total net other intangible assets	723,291	826,619

Goodwill
Goodwill, at cost	358,012	358,012
Less: accumulated impairment	(42,624)	(42,624)
Total net goodwill	315,388	315,388
Total net intangible assets and goodwill	1,178,993	1,306,559

Reconciliation of patents
Opening gross carrying amount	36,594,310	36,322,585
Adjust for exchange rate movements	68,282	271,725
Closing gross carrying amount	36,662,592	36,594,310

Opening accumulated amortisation and impairment losses	(36,429,758)	(36,133,795)
Add: amortisation expense charged (refer below)	(24,238)	(24,238)
Adjust for exchange rate movements	(68,282)	(271,725)

Closing accumulated amortisation and impairment losses	(36,522,278)	(36,429,758)

Total net patents	140,314	164,552

Reconciliation of other intangible assets
Opening net carrying amount	826,619	929,946
Less: amortisation expense charged (refer below)	(103,328)	(103,327)

Total net other intangible assets	723,291	826,619

Reconciliation of goodwill
Opening gross carrying amount	358,012	358,012
Less: goodwill written off	—	—

Closing gross carrying amount	358,012	358,012

Opening accumulated impairment losses	(42,624)	(42,624)
Add: goodwill written off	—	—

Closing accumulated impairment losses	(42,624)	(42,624)

Total net goodwill	315,388	315,388

F26

GENETIC TECHNOLOGIES LIMITED	2014 Financial Report

18.           INTANGIBLE ASSETS AND GOODWILL (cont.)

Remaining useful lives

The assets associated with the BREVAGenTM breast cancer risk test have a remaining useful life of 7 years as at June 30, 2014.

Disclosure of expenses

The total amortisation expense charged during the year in respect of intangible assets of $127,566 is disclosed in the consolidated statement of comprehensive income/(loss) under the headings of laboratory and research and development costs ($103,328) and licensing, patent and legal costs ($24,238).

Allocation of goodwill

The goodwill has been allocated to the operations segment (refer note 29).

19.           TRADE AND OTHER PAYABLES (CURRENT)

	Consolidated
	2014	2013
	$	$
Trade payables	900,275	622,216
Other payables	311,746	377,829
Accrued expenses	237,166	375,491
Total current trade and other payables	1,449,187	1,375,536

Note:        Trade payables and other payables for the Group include amounts due in US dollars of USD 331,481 (2013: USD 307,332), Chinese yuan of CNY NIL (2013: CNY 41,291), Canadian dollars of NIL (2013: CAD 171,900), European euros of EUR 75,752 (2013: EUR 20,804), Swiss francs of CHF 2,790 (2013: CHF 3,090), New Zealand dollars of NZD 861 (2013: NZD 839) and Japanese yen of NIL (2013: JPY 62,928).

Refer Note 37 for details of contractual maturity and management of interest rate, foreign exchange and liquidity risks applicable to trade and other payables for which, due to their short-term nature, their carrying value approximates their fair value.

20.           DEFERRED REVENUE (CURRENT)

Genetic testing fees received in advance	153,226	320,781
Total current deferred revenue	153,226	320,781

21.           PROVISIONS (CURRENT AND NON-CURRENT)

Current provisions
Annual leave	370,327	415,511
Long service leave	345,276	353,188
Total current provisions	715,603	768,699

Non-current provisions
Long service leave	81,280	96,224
Total non-current provisions	81,280	96,224
Total provisions	796,883	864,923

Reconciliation of annual leave provision
Balance at the beginning of the financial year	415,511	439,186
Add: obligation accrued during the year	388,935	382,655
Less: utilised during the year	(434,119)	(406,330)

Balance at the end of the financial year	370,327	415,511

F27

GENETIC TECHNOLOGIES LIMITED	2014 Financial Report

21.           PROVISIONS (CURRENT AND NON-CURRENT) (cont.)

	Consolidated
	2014	2013
	$	$
Reconciliation of long service leave provision
Balance at the beginning of the financial year	449,412	409,757
Add: obligation accrued during the year	58,415	50,995
Less: utilised during the year	(81,271)	(11,340)

Balance at the end of the financial year	426,556	449,412

Note:        The current provisions for annual leave and long service leave include a total amount of $345,276 (2013: $353,188) in respect of obligations which, based on historical evidence, the Company estimates will be settled more than 12 months from balance date.

22.           BORROWINGS (NON-CURRENT)

Redeemable convertible notes at fair value	2,502,384	—
Total borrowings	2,502,384	—

Note:        Borrowings for the Group include amounts due in US dollars of USD 2,362,000 (2013: NIL)

On December 23, 2013, Genetic Technologies Limited issued the redeemable convertible notes which had an initial face value of USD 5,000,000 to Ironridge BioPharma Co., a division of institutional investor Ironridge Global IV, Ltd. GTG received $5,627,462 (being the Australian dollar equivalent of USD 5,000,000) from Ironridge, before the payment of associated costs.

As at June 30, 2014, Notes with a face value of USD 3,250,000 had been converted in return for which Ironridge has received 117,161,871 ordinary shares in GTG (including ordinary shares issued in lieu of interest payment and an interest true-up adjustment).

After balance sheet date, Notes with a face value of USD 1,300,000 were converted in return for which Ironridge received 90,612,780 ordinary shares (including ordinary shares issued in lieu of interest payment and true-up adjustments).  As a result of the above conversions, the face value of Notes remaining is reduced to USD 450,000.

23.           FAIR VALUE MEASUREMENT OF FINANCIAL INSTRUMENTS

(i) Fair value hierarchy

This section explains the judgements and estimates made in determining the fair values of the financial instruments that are recognised and measured at fair value in the financial statements. To provide an indication about the reliability of the inputs used in determining fair value, the group has classified its financial instruments into the three levels prescribed under the Accounting Standards. An explanation of each level follows:

(a)             quoted prices (unadjusted) in active markets for identical assets or liabilities (level 1);

(b)            inputs other than prices included within level 1 that are observable for the asset or liability, either directly or indirectly (level 2); and

(c)              inputs for the asset or liability that are not based on observable market data (unobservable inputs) (level 3).

The following table presents the Group’s financial assets and financial liabilities measured and recognised at fair value as at June 30, 2014.

At June 30, 2014	Level 1 $	Level 2 $	Level 3 $	Total $
Assets
Available-for-sale financial assets
ImmunAid option financial asset	—	—	795,533	795,533
Total assets	—	—	795,533	795,533

Liabilities
Financial liabilities at fair value through profit or loss
Convertible note	—	—	2,502,384	2,502,384
Total liabilities	—	—	2,502,384	2,502,384

F28

GENETIC TECHNOLOGIES LIMITED	2014 Financial Report

23.    FAIR VALUE MEASUREMENT OF FINANCIAL INSTRUMENTS (cont.)

(i) Fair value hierarchy (cont.)

The Group’s policy is to recognise transfers into and transfers out of fair value hierarchy levels as at the end of the reporting period.

There were no transfers between levels 1 and 2 for recurring fair value measurements during the year, as the Company did not have any fair value assets or liabilities at June 30, 2013.

(ii) Valuation techniques used to derive level 2 and level 3 fair values

The Group obtains independent valuations for its financial assets and financial liabilities at least annually.

At the end of each reporting period, the directors update their assessment of the fair value of each asset and liability, taking into account the most recent independent valuations. The directors determine an assets or liabilities value range within a range of reasonable fair value estimates.

The fair value of financial instruments that are not traded in an active market is determined using valuation techniques.  These valuation techniques maximise the use of observable market data where it is available and rely as little as possible on entity specific estimates.  If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2.  If one or more of the significant inputs is not based on observable market data, the instrument is included in level 3.

(iii) Valuation inputs and relationships to fair value

The following table summarises the quantitative information about significant unobservable inputs used in recurring level 3 fair value measurements. See (iv) below for the valuation methods adopted.

Description	Fair value at June 30, 2014 $	Unobservable inputs	Range of inputs (probability- weighted average)	Relationship of unobservable inputs to fair value
ImmunAid option financial asset	795,533	Share price	$0.66 - $1.56 ($1.00)	The higher the share price, the higher the fair value
		Risk free cost of capital	2.63%	The higher the risk free cost of capital, the higher the fair value
		Expected life of option	2.87 years	The longer the expected life of the option, the higher the fair value
		Volatility of share price	65%	The higher the volatility, the higher the fair value
Convertible note	2,502,384	Share price	USD 1.06/unit (underlying ADR value)	The higher the share price, the lower the fair value
		Hurdle price	USD2.00, USD2.50, USD 3.50 for options 1, 2 and 3 respectively	The higher the hurdle price, the higher the fair value
		Risk free cost of capital	2.43%	The higher the risk free cost of capital, the lower the fair value
		Expected life of option	0.5 years	The longer the expected life of the option, the lower the fair value
		Volatility of share price	65%	The higher the volatility, the higher the fair value

F29

GENETIC TECHNOLOGIES LIMITED	2014 Financial Report

23.    FAIR VALUE MEASUREMENT OF FINANCIAL INSTRUMENTS (cont.)

(iv) Valuation processes

ImmunAid option financial asset

The value of the ImmunAid options held by Genetic Technologies as at year end (June 30, 2014) was calculated by an independent licensed financial services provider using the Black Scholes option pricing model.

The inputs to the pricing model are summarised as follows -

•                  An underlying share price of $1.00 per ImmunAid share. This value was consistent with that contained in the Independent Experts Report dated 7 March distributed to shareholders of the company.

•                  A risk free cost of capital of 2.63%

•                  An expected option life of 2.87 years

•                  A future expected volatility of 65%

The life of the options is based on the options being held until close to or at expiry. The future expected volatility is based on historical volatilities of a number of comparable listed companies.

As a result the value per option as at June 30 was determined as 35.4 cents. Accordingly for the 2.25 million options held by the company as at June 30, 2014 a value of $795,533 has been ascribed and recorded.

Convertible note

The value of the Ironridge Redeemable Convertible Note (“IRCN”) outstanding as at June 30, 2014 was calculated by an independent licensed financial services provider using:

•                 standard corporate bond pricing theory for the redemption amount for principal and interest payable, and

•                 a variation of the Black Scholes option pricing model often referred to as a “cash or nothing” option for the additional marginal redemptions available under certain company ADR price out-performance milestones

The value of the principal and interest payable under the IRCN was determined as the redemption amount (including that associated with an early conversion) of the IRCN at the estimated most-likely redemption date, estimated to be 6 months from June 30, 2014, discounted back at the coupon rate (7.5% per annum) attributable to the IRCN.

The inputs to the relevant option pricing model associated with the additional marginal redemptions under certain ADR price outperformance are summarised as follows:

•                  An underlying share price of USD 1.06/ unit

•                  Hurdle prices of: USD2.00, USD 2.50, USD 3.50, with marginal payoffs of -0.1x FV, 0.25 x FV, and 0.15x FV respectively, where FV = USD 1.75 million

•                  A risk free cost of capital of 2.43%

•                  An expected option life of 0.5 years. Being the estimated most likely redemption date of the IRCNs based on historical redemption behaviour of the holder

•                  A future expected volatility of 65%. Based on the historical volatility of the companys ADR’s.

The optional values associated with additional marginal redemptions under certain ADR price-outperformance were as a result found to be immaterial. Accordingly the value of the IRCN was determined as 1.4 multiplied by USD 1.75 million being principal and interest or redemption amount due at the likely redemption date, discounted back by six months at the relevant coupon rate of 7.5% p.a. ie: USD 2.362 million.

The expected payoff is approximately 1.4x the stand-alone Note value for GTG ADR share price scenarios around USD 2.00 and below, which captures the share price at valuation date.

F30

GENETIC TECHNOLOGIES LIMITED	2014 Financial Report

24.           CONTRIBUTED EQUITY

	Consolidated
	2014	2013
	$	$
Issued and paid-up capital
Fully paid ordinary shares	90,080,492	83,735,845
Total contributed equity	90,080,492	83,735,845

Movements in shares on issue

	Shares	$
Year ended June 30, 2014
Balance at the beginning of the financial year	475,471,819	83,735,845
Add: shares issued as part of private placements	97,222,302	7,000,000
Add: shares issued as part of the conversion of convertible notes	117,161,871	3,572,877
Less: shares cancelled as part of the swap deal	(75,937,500)	(3,569,702)
Less: transaction costs arising on share issue	—	658,528)
Balance at the end of the financial year	613,918,492	90,080,492

	Shares	$
Year ended June 30, 2013
Balance at the beginning of the financial year	464,771,819	83,280,142
Add: shares issued during the year from the exercise of options	10,700,000	481,500
Less: other share transaction costs	—	(25,797)
Balance at the end of the financial year	475,471,819	83,735,845

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

F31

GENETIC TECHNOLOGIES LIMITED	2014 Financial Report

25.           RESERVES

	Consolidated
	2014	2013
	$	$
Foreign currency translation	(301,673)	(152,511)
Share-based payments	4,223,813	4,104,282
Total reserves	3,922,140	3,951,771

Reconciliation of foreign currency translation reserve
Balance at the beginning of the financial year	(152,511)	(161,858)
Add: net currency translation gain / (loss)	(149,162)	9,347
Balance at the end of the financial year	(301,673)	(152,511)

Reconciliation of share-based payments reserve
Balance at the beginning of the financial year	4,104,282	3,881,277
Add: share-based payments expense	119,531	223,005
Balance at the end of the financial year	4,223,813	4,104,282

Nature and purpose of reserves

Foreign currency translation reserve

This reserve is used to record exchange differences arising from the translation of the financial statements of foreign subsidiaries.

Share-based payments reserve

This reserve is used to record the value of share-based payments provided to employees and others providing similar services as part of their remuneration.

26.           ACCUMULATED LOSSES

	Consolidated
	2014	2013
	$	$
Balance at the beginning of the financial year	(82,049,916)	(72,751,549)
Add: net loss attributable to owners of Genetic Technologies Limited	(10,125,197)	(9,298,367)
Balance at the end of the financial year	(92,175,113)	(82,049,916)

27.           NON-CONTROLLING INTERESTS

Reconciliation of non-controlling interests in subsidiaries
Balance at the beginning of the financial year	120,587	154,630
Add: movements during the year
Less: share of operating losses	(9,272)	(51,116)
Less: share of movement in reserves	86	17,073
Net loss attributable to non-controlling interests	(9,186)	(34,043)
Removal of non-controlling interests on de-consolidation	(111,401)	—
Balance at the end of the financial year	—	120,587

F32

GENETIC TECHNOLOGIES LIMITED	2014 Financial Report

28.    OPTIONS

As at June 30, 2014, the following options over ordinary shares in the Company were outstanding.

	2014	Weighted ave. exercise price	2013	Weighted ave. exercise price
Unlisted employee options (refer below)	7,775,000	$0.151	9,525,000	$0.147

On November 30, 2001, the Directors of the Company established a Staff Share Plan.  On November 19, 2008, the shareholders of the Company approved the introduction of a new Employee Option Plan.  Under the terms of the respective Plans, the Directors of the Company may grant options over ordinary shares in Genetic Technologies Limited to executives, consultants and employees of the Group.  The options, which are granted at nil cost, are not transferable and are not quoted on ASX.  As at June 30, 2014, there were 2 executives and 13 employees who held options that had been granted under the Plans.  Options granted under the Plans carry no rights to dividends and no voting rights.

The movements in the number of options granted under the Plans are as follows:

	2014	Weighted ave. exercise price	2013	Weighted ave. exercise price
Balance at the beginning of the financial year	9,525,000	$0.147	20,125,000	$0.099
Add: options granted during the year	1,250,000	$0.11	3,650,000	$0.129
Less: options exercised during the year	—	—	(10,700,000)	$0.045
Less: options forfeited during the year	(3,000,000)	$0.121	(1,550,000)	$0.093
Less: options expired during the year	—	—	(2,000,000)	$0.216
Balance at the end of the financial year	7,775,000	$0.151	9,525,000	$0.147
Exercisable at the end of the financial year	4,175,000	$0.167	3,166,667	$0.155

There were no options exercised during the year ended June 30, 2014. A total of $481,500 was raised from the exercise of 10,700,000 options granted under the Employee Option Plan during the year ended June 30, 2013.  The weighted average share price at the dates on which the options were exercised during the year ended June 30, 2013 was $0.106.

The numbers of options outstanding as at June 30, 2014 by ASX code, including the respective dates of expiry and exercise prices, are tabled below (refer Note 30 for further information).  The options tabled below are not listed on ASX.

Option description	2014	Weighted ave. exercise price	2013	Weighted ave. exercise price
GTGAI (expiring May 8,2015)	—	—	500,000	$0.045
GTGAK (expiring February 20, 2017)	750,000	$0.120	1,750,000	$0.120
GTGAM (expiring July 31, 2016)	1,000,000	$0.200	1,000,000	$0.200
GTGAO (expiring August 29, 2017)	2,650,000	$0.140	2,650,000	$0.140
GTGAQ (expiring December 1, 2017)	250,000	$0.100	250,000	$0.100
GTGAS (expiring January 25, 2018)	500,000	$0.100	750,000	$0.100
GTGAW (expiring March 31, 2016)	1,875,000	$0.190	2,625,000	$0.190
GTGAY (expiring July 11, 2018)	750,000	$0.110	—	—
Balance at the end of the financial year	7,775,000	$0.151	9,525,000	$0.147

The weighted average remaining contractual life of options outstanding as at June 30, 2014 was 2.75 years (2013: 3.48 years).

F33

GENETIC TECHNOLOGIES LIMITED	2014 Financial Report

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

The Corporate disclosures below include all revenues, costs, assets and liabilities associated with the headquarter function.

Business segments

		Revenues and income
Segment		Sales	Other	Totals	Profit / (loss)
		$	$	$	$
Operations	2014	4,564,280	53,277	4,617,557	(6,170,433)
	2013	3,377,183	(1,419)	3,375,764	(6,725,608)
	2012	3,691,215	31,455	3,722,670	(5,747,234)

Licensing	2014	—	863,832	863,832	(215,367)
	2013	—	4,784,913	4,784,913	2,385,088
	2012	—	2,526,599	2,526,599	1,258,761

Research	2014	—	358,395	358,395	(294,600)
	2013	—	181,036	181,036	(392,341)
	2012	—	—	—	(892,274)

Sub-total	2014	4,564,280	1,275,504	5,839,784	(6,680,400)
	2013	3,377,183	4,964,530	8,341,713	(4,732,861)
	2012	3,691,215	2,558,054	6,249,269	(5,380,747)

Corporate	2014	—	1,420,761	1,420,761	(3,454,069)
	2013	—	273,314	273,314	(4,616,622)
	2012	—	5,869,211	5,869,211	83,919

Totals	2014	4,564,280	2,696,265	7,260,545	(10,134,469)
	2013	3,377,183	5,237,844	8,615,027	(9,349,483)
	2012	3,691,215	8,427,265	12,118,480	(5,296,828)

				Amortisation	Purchases of
Segment		Assets	Liabilities	/depreciation	equipment
		$	$	$	$
Operations	2014	2,410,598	(1,466,106)	(281,501)	180,065
	2013	1,960,237	(1,477,080)	(333,058)	42,469

Licensing	2014	318,341	(188,443)	(25,926)	—
	2013	184,103	(100,458)	(28,195)	712

Research	2014	202,305	(74,853)	(14,695)	—
	2013	35,224	(119,767)	(19,192)	990

Sub-total	2014	2,931,244	(1,729,402)	(322,122)	180,065
	2013	2,546,754	(1,765,440)	(379,144)	44,171

Corporate	2014	3,797,955	(3,172,278)	(16,323)	1,810
	2013	5,772,773	(795,800)	(19,165)	9,440

Totals	2014	6,729,199	(4,901,680)	(338,445)	181,875
	2013	8,319,527	(2,561,240)	(398,309)	53,611

F34

GENETIC TECHNOLOGIES LIMITED	2014 Financial Report

29.           SEGMENT INFORMATION (cont.)

Geographic information

Australia — is the home country of the parent entity and the location of the Company’s genetic testing and licensing operations.

USA — is the home of Phenogen Sciences Inc. and GeneType Corporation.

China — is the home of Genetic Technologies (Beijing) Limited.

Canada — is the home of Gtech International Resources Limited.

Switzerland — is the home of GeneType AG.

Geographic segments

		Revenues and income
Segment		Sales	Other	Totals	Profit/(Loss)
		$	$	$	$
Australia	2014	2,867,665	2,273,473	5,141,138	(6,470,068)
	2013	3,047,672	6,144,771	9,192,443	(4,782,247)
	2012	3,649,522	8,536,940	12,186,462	(2,055,144)

USA	2014	1,696,615	422,157	2,118,772	(3,974,981)
	2013	329,511	(906,929)	(577,418)	(4,330,769)
	2012	41,693	(109,678)	(67,985)	(3,161,898)

China	2014	—	633	633	363,886
	2013	—	—	—	(10,258)
	2012	—	1	1	(29,384)

Canada	2014	—	—	—	(38,345)
	2013	—	—	—	(211,397)
	2012	—	—	—	(38,484)

Switzerland	2014	—	2	2	(14,961)
	2013	—	2	2	(14,812)
	2012	—	3	3	(11,918)

Totals	2014	4,564,280	2,696,265	7,260,545	(10,134,469)
	2013	3,377,183	5,237,844	8,615,027	(9,349,483)
	2012	3,691,215	8,427,265	12,118,480	(5,296,828)

				Amortisation	Purchases of
Segment		Assets	Liabilities	/depreciation	equipment
		$	$	$	$
Australia	2014	5,939,694	9,336,251	(320,476)	162,934
	2013	7,809,210	7,698,493	(376,424)	45,164

USA	2014	784,829	(14,091,395)	(17,969)	18,941
	2013	279,137	(9,584,715)	(21,885)	8,447

China	2014	—	—	—	—
	2013	—	(364,005)	—	—

Canada	2014	—	—	—	—
	2013	219,380	(172,219)	—	—

Switzerland	2014	4,676	(146,536)	—	—
	2013	11,800	(138,794)	—	—

Totals	2014	6,729,199	(4,901,680)	(338,445)	181,875
	2013	8,319,527	(2,561,240)	(398,309)	53,611

Additional segment disclosures

Other revenues and income - corporate includes interest received of $116,047 (2013: $217,441).

Expenses - corporate includes employee benefits expenses of $1,537,479 (2013: $1,756,159) and a share of loss in associate of $362,682 (2013: $437,185).

Assets - corporate includes cash of $2,831,085 (2013:$1,721,293).

Liabilities - corporate includes trade and other payables of $486,612 (2013: $579,570) and provisions of $183,283 (2013: $216,231).

The Corporate business and the Australian geographic segments include a share of loss in associate of $362,682 (2013: $437,185).

F35

GENETIC TECHNOLOGIES LIMITED	2014 Financial Report

29.           SEGMENT INFORMATION (cont.)

Additional segment disclosures (cont.)

Included in the above figures are the following intersegment balances and transactions:

	Consolidated
	2014	2013
	$	$
Loan payable (USA) and loan receivable (Australia)	346,315	3,562
Foreign exchange gain (USA) and foreign exchange loss (Australia)	422,157	905,700
Cost of sales (USA) and sales (Australia)	154,555	49,136

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

Major customers

The Group has a number of major customers to which it provides both products and services.  During the year ended June 30, 2014, there was one Australian customer from whom the Group generated revenues representing more than 10% ($ 535,716) of the total consolidated revenue from operations.  During the year ended June 30, 2013, there were no such customers.

30.           EMPLOYEE BENEFITS

Employee options

On November 30, 2001, the Directors of the Company established a Staff Share Plan.  On November 19, 2008, the shareholders of the Company approved the introduction of a new Employee Option Plan.  Under the terms of the respective Plans, the Directors may, at their discretion, grant options over the ordinary shares in the Genetic Technologies Limited to executives, consultants, employees, and former Non-Executive Directors, of the Group (refer Notes 28).

On September 13, 2013 1,250,000 options over ordinary shares (expiring July 11, 2018) were granted, at no cost, to a number of employees of the Company’s US subsidiary, Phenogen Sciences Inc.  Each option entitles the holders to acquire one ordinary share at a cost of between $0.105 (refer Note 28), settled in cash.

The above options granted during the 2014 financial year vest in three equal tranches after 12 months, 24 months and 36 months from the date of grant, respectively.  As at June 30, 2014, there were 2 executives and 13 employees who held options that had previously been granted under the Plans.

The fair value of each option granted under the Employee Option Plan is estimated by an external valuer using a Black-Scholes option-pricing model with the following assumptions used for grants made during the years ended June 30, 2014 and 2013:

	2014	2013
Dividend yield	-	-
Historic volatility and expected volatility	80%	95%
Option exercises prices	$0.105	$0.10 to $0.14
Weighted average exercise price	$0.105	$0.129
Risk-free interest rate	3.13%	3.24% to 3.66%
Expected life of an option	3.82 years	4 years to 5 years

The expected price volatility is based on the historic volatility (based on the remaining life of the options), adjusted for any expected changes to future volatility due to publicly available information.

F36

GENETIC TECHNOLOGIES LIMITED	2014 Financial Report

30.    EMPLOYEE BENEFITS (cont.)

Superannuation commitments

The Group does not have any defined benefit funds.  In respect of the year ended June 30, 2014, the Group made statutory contributions to various superannuation funds on behalf of all employees in Australia at a rate of 9.25% per annum, in addition to making other superannuation contributions as part of salary packaging arrangements with staff.  All contributions are expensed when incurred.  In respect of the period commencing July 1, 2014, the rate increased to 9.5%.  Contributions made by the Group of up to 9.25% per annum of employees’ wages and salaries are legally enforceable in Australia.

31.           COMMITMENTS AND CONTINGENCIES

	Consolidated
	2014	2013
	$	$
Operating lease expenditure commitments
Minimum operating lease payments
- not later than one year	373,379	359,497
- later than one year but not later than five years	60,585	376,450
- later than five years	—	—
Total minimum operating lease payments	433,964	735,947

As at June 30, 2014, the above operating leases related to the following premises that are currently occupied by the Group:

Location	Landlord	Use	Date of expiry of lease	Minimum payments ($)

60-66 Hanover Street Fitzroy, Victoria 3065 Australia	Crude Pty. Ltd.	Office / laboratory	August 31, 2015	422,331

9115 Harris Corners Parkway, Suite 320 Charlotte, North Carolina 28269 USA	New Boston Harris Corners LLC	Office	October 31, 2014	11,633
			Total	433,964

Apart from the above, there were no other commitments or contingencies as at June 30, 2014.

32.           CHANGES IN THE COMPOSITION OF THE ENTITY

De-registration of Genetic Technologies (Beijing) Limited

On April 4, 2014, the subsidiary Genetic Technologies (Beijing) Limited was de-registered.

Sale of Investment in ImmunAid Limited

On December 18, 2013, the Company announced that it had entered into an agreement to sell its entire investment in ImmunAid Limited, subject to shareholder approval. On April 17, 2014 the shareholders passed the resolution to proceed with the transaction on a show of hands.  On May 16, 2014 the Company announced the completion of the share transactions in which the Jacobson Entities (the Company’s major shareholder) exchanged a total of 75,937,500 shares in the Company at an agreed price of $0.08 per share in return for the Company’s 4,500,000 shares in ImmunAid Limited at an agreed price of $1.35 per share. Refer to note 15.

De-consolidation of Gtech International Resources Limited

During the year ended June 30, 2014, the Group deconsolidated its former Canadian-listed subsidiary, Gtech International Resources Limited.  As a result, the net liabilities, the foreign currency reserve and non-controlling interest of the formerly-consolidated subsidiary were derecognised from the Group at the carrying amounts on the date that control was lost.  The retained equity interest has been recorded as an available for sale financial asset, and was sold prior to balance sheet date. Refer to note 7.

F37

GENETIC TECHNOLOGIES LIMITED	2014 Financial Report

33.    AUDITORS’ REMUNERATION

	Consolidated
	2014	2013
	$	$
Audit services
PricewaterhouseCoopers in respect of:
Audit of the Company’s Financial Report under the Corporations Act 2001	280,500	275,167
Other audit firms in respect of:
Audit of the Financial Reports of subsidiaries	3,864	16,425
Total remuneration in respect of audit services	284,364	291,592
Non-audit services
PricewaterhouseCoopers in respect of:
Other assurance services	60,000	—
Other audit firms in respect of:
Tax advice and compliance, accounting and other services	21,470	5,676
Total remuneration in respect of non-audit services	81,470	5,676
Total auditors’ remuneration	365,834	297,268

34.    RELATED PARTY DISCLOSURES

Ultimate parent

Genetic Technologies Limited is the ultimate Australian parent company.  As at the date of this Report, no shareholder controls more than 50% of the issued capital of the Company.

Transactions within the Group and with other related parties

During the year ended June 30, 2014, various transactions between entities within the Group and other related parties occurred, as listed below.  Except where noted, all amounts were charged on commercial, arm’s-length terms and at commercial rates.

ImmunAid Limited

ImmunAid Limited (“ImmunAid”) is a former associate of Genetic Technologies Limited (the “Company”) in which the Company held a total of 4,500,000 ordinary shares, representing a 40% direct equity interest in ImmunAid until the following transactions were undertaken:-

•              On December 18, 2013, the Company announced that entities associated with the Company’s founder and largest beneficial shareholder, Dr. Mervyn Jacobson (collectively, the “Jacobson Entities”), had entered into transactions which, when completed, will result in the disposal by them of 105,937,500 shares in the Company.  Subsequent to that date, the Jacobson Entities disposed of 30,000,000 shares in the Company.

•              The Jacobson Entities and the Company entered into a binding Share Exchange Agreement (“Agreement”) pursuant to which, subject to shareholder approval, the Jacobson Entities will exchange a total of 75,937,500 shares in the Company at an agreed price of $0.08 per share in return for 4,500,000 shares in ImmunAid Limited (“ImmunAid”) owned by the Company at an agreed price of $1.35 per share.  The Jacobson Entities will not be entitled to vote at the Company shareholder meeting to consider the approval of this Agreement.

•              ImmunAid and the Company have also executed an Option Agreement pursuant to which ImmunAid will, when completion occurs under the Agreement, grant to the Company options to acquire a total of 2,250,000 ordinary shares in ImmunAid.  Each option will entitle the Company to acquire one ordinary share in ImmunAid at a price of $1.35 per share at any time for three years from the date on which the options are granted.  In consideration for the options granted to the Company by ImmunAid, the Company will pay ImmunAid an option fee of $500,000, of which $385,841 will be satisfied by the forgiveness of outstanding debts currently owed to the Company by ImmunAid.  The Company will pay the balance owed of $114, 159 on the option fee in cash. Based on the Company’s current option agreement with ImmunAid, Dr. Mervyn Jacobson and Immunaid Limited are considered to be related parties of the Company.

•              On March 13, 2014 the Company released the notice of the Extraordinary General Meeting of shareholders and Sample Proxy for the Meeting.  The notice of meeting also included the Independent Expert’s Report which was required to show that all of the transactions above are fair and reasonable to Non-Associated Shareholders.

F38

GENETIC TECHNOLOGIES LIMITED	2014 Financial Report

34.    RELATED PARTY DISCLOSURES (cont.)

Transactions within the Group and with other related parties (cont.)

•                  On April 17, 2014 the shareholders voted on the special resolution to approve the selective capital reduction by the Company and the disposal by the Company of shares in ImmunAid. The resolution was passed on a show of hands.

•              On May 16, 2014, the Company announced the completion of Share transactions with Dr Mervyn Jacobson, at which time, the then number of ordinary issued shares in the Company was reduced by 11.4%, from 664,769,002 to 588,831,502, following the cancellation of the shares acquired from the Jacobson Entities. Following the transaction, the Jacobson Entities were left with a total holding of 30,536,184 ordinary shares in the Company, representing 5.19% of the Company’s then total issued capital.

•             During the 2014 financial year, the Company rendered eleven (2013: twelve) invoices to ImmunAid totalling $42,093 (2013:$52,800) (inclusive of GST) in respect management services provided to ImmunAid by the Company.  As at balance date, a total of $42,093 had been forgiven which related to the 2014 financial year and $44,000 had been forgiven which related to the prior financial year. These invoices were included the debt forgiven as part of the option fee transaction.

•             During the 2014 financial year, the Company paid various expenses to third parties on behalf of ImmunAid totalling $20,470 (2013:$173,300).  These amounts were recorded in the Company’s balance sheet as a receivable, against which a full provision was raised. As part of the option fee transaction, these debts were forgiven and the provisions in the Company’s books were reversed in full.

•             Dr. Jacobson served as Chief Executive Officer of ImmunAid throughout the entire 2014 financial year.  He rendered twelve invoices to ImmunAid totalling $200,004 (2013 $200,004) in respect of services performed by him.  As at balance date he had received $nil (2013:$33,334) from ImmunAid.  The remaining balance of $366,674 (2013:$166,670) was recorded in the ImmunAid’s balance sheet as a payable.

Licensing services

During the year ended June 30, 2014, the Company paid a total of $50,000 (2013: $50,000) to Dr. Mervyn Jacobson in respect of an administrative allowance associated with his role as the Company’s Vice President Global Licensing and Intellectual Property. During the year ended June 30, 2014, Dr. Mervyn Jacobson was also paid a management fee of $8,333 and an expense allowance for licensing of $16,667. Also during the year, Genetic Technologies Limited paid a total of $42,618 (2013: $293,981) to Transmedia Inc. in respect of commissions paid in relation to licensing services provided to the Company by Dr. Jacobson, and payment / reimbursement of associated travel expenses amounting to $45,043 (2013: $34,518).

Phenogen Sciences Inc.

During the year ended June 30, 2014, Phenogen Sciences Inc, a subsidiary, purchased testing services from Genetic Technologies Corporation Pty. Ltd., another subsidiary at a cost of $154,555 (2013: $49,136).

Except as noted, all transactions with Key Management Personnel have been entered into under terms and conditions no more favourable than those which the entity would have adopted if dealing at arm’s length.  Please refer below for a description of transactions with Key Management Personnel.

Details of Directors and Key Management Personnel as at balance date

Directors	Executives

Dr. Malcolm R. Brandon (Non-Executive Chairman)	Alison J. Mew (Chief Executive Officer)
Dr. Mervyn Cass (Non-Executive)	Eutillio Buccilli (Chief Financial Officer)
Mr. Grahame Leonard A.M. (Non-Executive)	Mark J. Ostrowski (US Senior Vice President, Sales and Marketing)
Prof. Ian McKenzie (Non-Executive)	Dr. Richard Allman (Scientific Director)
Dr. Paul Kasian (Non-Executive)	Diana Newport (Quality and Business Operations Director)
Luisa Ashdown (Director, Global Licensing and IP)

F39

GENETIC TECHNOLOGIES LIMITED	2014 Financial Report

34.    RELATED PARTY DISCLOSURES (cont.)

The following changes to Key Management Personnel occurred during the period from July 1, 2013 to the date of this Report:

1.                  Mr. Greg McPherson ceased to be an employee of the Company on July 12, 2013.

2.                  Mr. Ivan Jasenko resigned as Operations Director of the Company on August 16, 2013.

3.                  Ms. Luisa Ashdown became a member of the Key Management Personnel on August 23, 2013.

4.                  Ms. Diana Newport was appointed as Quality and Business Operations Director on September 26, 2013.

5.                  Mr. Tommaso Bonvino resigned as a Director of the Company on November 29, 2013.

6.                  Mr. Benjamin Silluzio resigned as a Director of the Company on November 29, 2013.

7.                  Mr. Grahame Leonard A.M. was appointed as a Non-Executive Director of the Company on December 2, 2014.

8.                  Prof. Ian McKenzie was appointed as a Non-Executive Director of the Company on December 2, 2014.

9.                  Dr. Paul Kasian was appointed as a Non-Executive Director of the Company on December 12, 2014.

10.           Mr. Thomas Howitt resigned as Company Secretary and Chief Financial Officer on March 28, 2014.

11.           Mr. Eutillio Buccilli was appointed as Chief Financial Officer on June 2, 2014.

	Consolidated
	2014	2013
	$	$
Remuneration of Key Management Personnel
Short-term employee benefits	1,479,785	2,105,640
Post-employment benefits	161,837	162,229
Share-based payments	69,266	76,173
Long-term benefits	35,651	40,426
Total remuneration of Key Management Personnel	1,746,539	2,384,468

Notes:             Mr. Leonard A.M., Prof. McKenzie, Dr. Kasian, Ms. Ashdown, Ms. Newport and Mr. Buccilli became members of Key Management Personnel during the year ended June 30, 2014.

Mr. Silluzio, Mr. Bonvino, Mr. McPherson Mr. Jasenko and Mr. Howitt all ceased to be members of Key Management Personnel during the year ended June 30, 2014.

All equity transactions with Key Management Personnel, other than those arising from the exercise of options, have been entered into under terms and conditions no more favourable than those which the entity would have adopted if dealing at arm’s length.

F40

GENETIC TECHNOLOGIES LIMITED	2014 Financial Report

35.    SUBSIDIARIES

The following diagram is a depiction of the Group structure as at June 30, 2014.

		Group interest (%)		Net carrying value ($)
Name of Group company	Incorporation details	2014	2013	2014	2013
Entities held directly by parent
GeneType Pty. Ltd. (Dormant)	September 5, 1990 Victoria, Australia	100%	100%	—	—
Genetic Technologies Corporation Pty. Ltd. (Genetic testing)	October 11, 1996 N.S.W., Australia	100%	100%	2	2
RareCellect Pty. Ltd. (Dormant)	March 7, 2001 N.S.W., Australia	100%	100%	10	10
GeneType AG (Dormant)	February 13, 1989 Zug, Switzerland	100%	100%	1,350	8,217
GeneType Corporation (Dormant)	December 18, 1989 California, U.S.A.	100%	100%	—	—
Phenogen Sciences Inc. (BREVAGenTM)	June 28, 2010 Delaware, U.S.A.	100%	100%	11,006	11,006
Gtech International Resources Limited (Deconsolidated — refer note below)	November 29, 1968 Yukon Territory, Canada	—	75.8%	—	47,161
Total carrying value				12,368	66,396
Entities held by other subsidiaries
Genetic Technologies (Beijing) Limited (Deconsolidated — refer note below)	December 25, 2008 Beijing Municipality, China	—	100%	—	—

Note:  On April 4, 2014, the subsidiary Genetic Technologies (Beijing) Limited was de-registered.

During the year ended June 30, 2014, the Group deconsolidated its former Canadian-listed subsidiary, Gtech International Resources Limited.  As a result, the net liabilities, the foreign currency reserve and non-controlling interest of the formerly-consolidated subsidiary were derecognised from the Group at the carrying amounts on the date that control was lost.  The retained equity interest has been recorded as an available for sale financial asset, and was sold prior to the balance sheet date.

F41

GENETIC TECHNOLOGIES LIMITED	2014 Financial Report

36.           INVESTMENTS IN ASSOCIATES

	Consolidated
	2014	2013
	$	$
Opening gross carrying amount	3,932,384	4,414,914
Less: book value of 46,951 ordinary shares sold in associate	—	(45,345)
Less: share of net loss of associate accounted for using the equity method	(362,682)	(437,185)
Less: 4,500,000 shares transferred to Dr Jacobson Entities as part of the share exchange agreement	(3,569,702)	—
Closing gross carrying amount	—	3,932,384
Summarised financial information of associates
The Group’s share of the results of its associate, ImmunAid Limited, and its share of the aggregate assets and liabilities as at June 30, 2014 are as follows:
Ownership interest (Note 32)	—	45.00%
Assets	—	29,906
Liabilities	—	(324,621)
Revenues	—	—
Profit / (loss)	(362,682)	(437,185)

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

F42

GENETIC TECHNOLOGIES LIMITED	2014 Financial Report

37.           FINANCIAL RISK MANAGEMENT (cont.)

The Group holds the following financial instruments:

	Consolidated
	2014	2013
	$	$
Financial assets
Cash at bank / on hand	2,831,085	1,721,293
Trade and other receivables	1,111,565	328,642
Performance bond and deposits	2,949	209,296
Financial assets at fair value through profit or loss	795,533	—
Total financial assets	4,741,132	2,259,231
Financial liabilities
Trade and other payables	1,449,187	1,375,536
Borrowings	2,502,384	—
Total financial liabilities	3,951,571	1,375,536

Credit risk

The Group’s credit risk is managed on a Group basis.  Credit risk arises from cash and cash equivalents and deposits with banks and financial institutions, as well as credit exposures to customers, including outstanding receivables and committed transactions.  If there is no independent rating, the Group assesses the credit quality of the customer, taking into account its financial position, past experience and other factors.  Individual risk limits are set based on internal or external ratings.  The compliance with credit limits by customers is regularly monitored by Management.  Sales to retail customers are required to be settled in cash or using major credit cards, thereby mitigating credit risk.  The maximum exposures to credit risk as at June 30, 2014 in relation to each class of recognised financial assets is the carrying amount of those assets, as indicated in the balance sheet.

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

In addition, receivable balances are monitored on an ongoing basis with the result that the Group’s exposure to bad debts is not significant.  As at June 30, 2014, the balance of the Group’s provision for doubtful debts was $108,925 (2013: $214,285), out of a total net receivables balance as at that date of $1,111,565 (2013: $328,642) (refer Note 12).  For some trade receivables, the Group may also obtain security in the form of guarantees, deeds of undertaking or letters of credit which can be called upon if the counterparty is in default under the terms of the agreement.

F43

GENETIC TECHNOLOGIES LIMITED	2014 Financial Report

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

As at June 30, 2014, the Group held the following financial assets and liabilities that were denominated in foreign currencies:

Consolidated	Year	USD	CAD	EUR	CNY	NZD	CHF	JPY
Financial assets
Cash at bank / on hand	2014	335,026	85	44	—	86	—	—
	2013	326,255	210,432	71,631	—	86	6,718	87,046
Trade and other receivables	2014	90,313	—	90,000	—	—	—	—
	2013	42,140	—	90,000	—	—	—	—
Total financial assets	2014	425,339	85	90,044	—	86	—	—
	2013	368,395	210,432	161,631	—	86	6,718	87,046
Financial liabilities
Trade and other payables	2014	331,481	—	75,752	—	861	2,790	—
	2013	307,332	171,900	20,804	41,291	839	3,090	62,928
Borrowings	2014	2,362,000	—	—	—	—	—	—
	2013	—	—	—	—	—	—	—
Total financial liabilities	2014	2,693,481	—	75,752	—	861	2,790	—
	2013	307,332	171,900	20,804	41,291	839	3,090	62,928

Notes:            USD — United States dollars               CAD — Canadian dollars                               EUR — European euros                     GBP — Great Britain pounds

CNY — Chinese yuan                                                  NZD — New Zealand dollars             CHF — Swiss francs                                        JPY — Japanese yen

During the year ended June 30, 2014, the Australian dollar / US dollar exchange rate strengthened by 3.2%, from 0.9146 at the beginning of the year to 0.9439 at the end of the year.  During the same period, Australian dollar / Canadian dollar exchange rate strengthened by 4.6%, from 0.9627 at the beginning of the year to 1.0072 at the end of the year.

Based on the financial instruments held at June 30, 2014, had the Australian dollar weakened / strengthened by 10% against the US dollar with all other variables held constant, the Group’s loss for the year would have been $218,000 lower / $267,000 higher (2013: loss $45,000 lower / loss $37,000 higher), mainly as a result of changes in the values of cash and cash equivalents which are denominated in US dollars, as detailed in the above tables.

F44

GENETIC TECHNOLOGIES LIMITED	2014 Financial Report

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

At June 30, 2014, if interest rates had changed by +/- 50 basis points from the year-end rates, with all other variables held constant, the Group’s loss for the year would have been $12,000 lower / higher (2013: loss $6,000 lower / higher), as a result of higher / lower interest income from cash and cash equivalents.  Consolidated equity for the Group would have been $12,000 higher / lower (2013: $6,000 higher / lower) mainly as a result of an increase / decrease in the fair value of cash and cash equivalents.

The exposure to interest rate risks and the effective interest rates of financial assets and liabilities, both recognised and unrealised, for the Group is as follows:

		Floating rate	Fixed rate	Carrying amount	Weighted ave. effective rate	Ave. maturity period
Consolidated	Year	$	$	$	%	days
Financial assets
Cash at bank / on hand	2014	2,831,085	—	2,831,085	2.35%	At call
	2013	1,721,293	—	1,721,293	1.50%	At call
Performance bond / deposits	2014	—	2,949	2,949	—	At call
	2013	—	209,296	209,296	—	At call
Financial assets at fair value	2014	—	795,533	795,533	—	At call
through profit or loss	2013	—	—	—	—	At call
Totals	2014	2,831,085	798,482	3,629,567
	2013	1,721,293	209,296	1,930,589
Financial liabilities
Borrowings	2014	—	2,502,384	2,502,384	7.50%	At call
	2013	—	—	—	—	—
Totals	2014	—	2,502,384	2,502,384
	2013	—	—	—

Note   The convertible note is settled in shares of the Company.

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

F45

GENETIC TECHNOLOGIES LIMITED	2014 Financial Report

37.           FINANCIAL RISK MANAGEMENT (cont.)

Liquidity risk (cont.)

A balanced view of cash inflows and outflows affecting the Group is summarised in the table below:

		< 6 months	6 to 12 months	1 to 5 years	> 5 years	Totals
Consolidated	Year	$	$	$	$	$
Financial assets
Cash at bank / on hand	2014	2,831,085	—	—	—	2,831,085
	2013	1,721,293	—	—	—	1,721,293

Trade and other receivables	2014	1,111,565	—	—	—	1,111,565
	2013	328,642	—	—	—	328,642

Performance bond and deposits	2014	2,949	—	—	—	2,949
	2013	209,296	—	—	—	209,296

Total financial assets	2014	3,945,599	—	—	—	3,945,599
	2013	2,259,231	—	—	—	2,259,231

Financial liabilities
Trade and other payables	2014	1,449,187	—	—	—	1,449,187
	2013	1,375,536	—	—	—	1,375,536

Total financial liabilities	2014	1,449,187	—	—	—	1,449,187
	2013	1,375,536	—	—	—	1,375,536

Net maturity	2014	2,496,412	—	—	—	2,496,412
	2013	883,695	—	—	—	883,695

The Group had access to the following undrawn borrowing facility as at June 30, 2014:

	Facility limit	Amount used	Amount available
Nature of facility	$	$	$
Credit card facility	277,298	(26,577)	250,721

38.    SUBSEQUENT EVENTS

Subsequent to June 30, 2014, Redeemable Convertible Notes with a cumulative face value of USD 1,300,000 were converted in return for which Ironridge Global IV, Ltd. received a total of 3,020,426 American Depositary Receipts (representing 90,612,780 ordinary shares).  As a result of these conversions, the face value of the remaining Notes had been reduced to USD 450,000 as at the date of this Report.

On August 28, 2014, the Company announced that it has convened a general meeting for September 30, 2014 to consider approving further conversions under the Company’s existing facility with Ironridge.  Where a conversion occurs after shareholder approval that would reduce the Company’s indebtedness under the Ironridge Facility, but it would not provide cash funding to the Company.

On July 31, 2014, the Company granted a total of 6,875,000 options over ordinary shares in the Company.  The options, which were granted at no cost, entitle the holders to acquire one ordinary share at a price of $0.04 at any time up to, and including May 31, 2019, subject to certain vesting conditions.

On August 26, 2014, the United States District Court for the Middle District of North Carolina last week issued an Order denying a motion brought by GlaxoSmithKline, LLC (GSK) to dismiss the patent infringement law suit brought against it by GTG. This significant success follows the separate success reported on March 12, 2014, when a similar motion to dismiss filed by Agilent in the Northern District of California was also denied.

F46

GENETIC TECHNOLOGIES LIMITED	2014 Financial Report

38.    SUBSEQUENT EVENTS (cont.)

Nasdaq  notice

On September 3, 2014, the Company announced that it received a letter dated August 29, 2014, from the Nasdaq Stock Market notifying the Company that for the last 30 consecutive business days prior to August 28, the bid price for the Company’s ordinary shares had closed below the minimum $US1.00 per share requirement for continued inclusion under Nasdaq Marketplace Listing Rules (the “Rules”).The letter stated that in accordance with the Rule the Company has 180 calendar days, or until 25 February 2015, to regain compliance.

The issuance of such notices, by Nasdaq, are a matter of procedure, with the Company currently considering its position and the options available in order to regain compliance.

Financing and plans for restructure

On September 15, 2014, the Company, announced plans to restructure and realign its group activities. The changes announced will enable the Company to focus its strategy on the US molecular diagnostics (“MDx”) market and commercialisation of the Company’s lead breast cancer risk test BREVAGen.  The restructure and realignment of group activities follows a recent review of operations by the Company aimed at supporting the Company’s US MDx strategy.

The core plans approved by the Board include:

•                  the sale / divestment of non-core assets;

•                  the realignment of internal cost structures through a disciplined approach to cost management and capital allocation being driven by the recently appointed CFO;

•                  a board restructure, including the appointment of new directors, to support and enhance Company’s focus on the US MDx market; and

•                  a proposed Company name change to represent a MDx focus.

The plans being implemented are expected to provide investors with a focused MDx company and refined US commercialisation strategy for BREVAGen, with a significantly reduced operating cost base.

In support of these plans, the Company finalised the raising of $2.15M financing via the issue of unlisted secured (debt) notes (Notes) to existing and new Australian institutional and wholesale investors. The Notes will carry a 10.0% coupon rate, and subject to shareholder approval or, where the Company otherwise notifies that the Notes are convertible (in compliance with all applicable laws), the Notes will also be convertible into ordinary shares (at a 10.0% discount to the 5 day VWAP). The Notes will also carry free attached options to purchase further shares in the Company (Options) and will be subject shareholder approval.  Shareholder approval for the conversion under Notes and the grant of the Options will be sought at a General Meeting.

The funds raised under the financing will be used to support Genetic Technologies’ short-term capital requirements and, together with existing cash reserves, will support the Company’s refocused US MDx strategy.

Sale of heritage Australian Genetics business

On September 22, 2014, the Company announced that it had signed a binding contract of sale for its heritage Australian Genetics business (“Australian Genetics”) to Specialist Diagnostics Services Ltd (“SDS”), the wholly owned pathology subsidiary of Primary Health Care Ltd. The Australian Genetics business provides diagnostic and sequencing services encompassing Australia-only medical, forensic, paternity and animal genomic testing. Under the terms of sale, SDS will acquire the Australian Genetics business for $2,000,000 in cash.  Assuming all conditions are met, settlement of the transaction is expected to occur within the next month.

The divestment of the Australian Genetics business follows the Company’s announcement on September 15, 2014, of plans to sell non-core assets and focus business activities on the US MDx market and commercialisation of the Company’s lead breast cancer risk test BREVAGen.

F47

GENETIC TECHNOLOGIES LIMITED	2014 Financial Report

38.    SUBSEQUENT EVENTS (cont.)

Appointment of two new Directors

On September 24, 2014, the Company announced it is pleased to advise that Mr. David Carter and Dr. Lindsay Wakefield have today been appointed Non-Executive Directors of the Company on “casual appointment”, in that the new appointees will then be required to submit themselves for re-election at the upcoming AGM, as per article 19.4 of the Company’s Constitution.

Results of EGM

On September 30, 2014, at an Extraordinary General Meeting shareholders were asked to consider and, if thought fit, to pass the following resolutions:

1.              Ratification prior issue of shares under the Ironridge Convertible Note

2.              Approval issue of further shares under the Ironridge Convertible Note

The two resolutions were put before the shareholders and were passed on a show of hands.

Apart from these events, there have been no other significant events which have occurred after balance date.

F48