Form 20-F
period 2015-06-30
GENETIC TECHNOLOGIES LTD
filed 2015-11-13
CIK 1166272

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended June 30, 2015

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Kevin Fischer Telephone: 011 61 3 8412 7000; Facsimile: 011 61 3 8412 7040 Email: kevin.fischer@gtglabs.com 60-66 Hanover Street, Fitzroy, Victoria, 3065, Australia
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act. None

Securities registered or to be registered pursuant to Section 12(g) of the Act.

American Depositary Shares each representing 150 Ordinary Shares and evidenced by American Depositary Receipts
Title of each Class

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act. None

Number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

1,715,282,724 Ordinary Shares

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

PART I

Item 1.                                 Identity of Directors, Senior Management and Advisers

Item 1.A                        Directors and Senior Management

The Directors of the Company as of the date of this Annual Report are as follows:

Name	Position/Function	Business Address

Dr. Malcolm R. Brandon	Non-Executive Chairman	60-66 Hanover Street Fitzroy Victoria 3065 Australia

Eutillio Buccilli	Executive Director	60-66 Hanover Street Fitzroy Victoria 3065 Australia

Grahame J. Leonard AM	Non-Executive Director	60-66 Hanover Street Fitzroy Victoria 3065 Australia

Dr. Paul A. Kasian	Non-Executive Director	60-66 Hanover Street Fitzroy Victoria 3065 Australia

Dr. Lindsay P. Wakefield	Non-Executive Director	60-66 Hanover Street Fitzroy Victoria 3065 Australia

The members of Senior Management of the Company as of the date of this Annual Report are as follows:

Name	Position/Function	Business Address

Eutillio Buccilli	Chief Executive Officer	60-66 Hanover Street Fitzroy Victoria 3065 Australia

Kevin Fischer	Chief Financial Officer	60-66 Hanover Street Fitzroy Victoria 3065 Australia

Dr. Richard Allman	Scientific Director	60-66 Hanover Street Fitzroy Victoria 3065 Australia

Diana Newport	Quality and Business Operations Director	60-66 Hanover Street Fitzroy Victoria 3065 Australia

Chris Saunders	Vice President Sales & Marketing (Phenogen Sciences Inc.)	9115 Harris Corners Parkway Suite 320 Charlotte, North Carolina, 28269 USA

Item 1.B                            Advisers

Our principal bankers, accountants and legal advisers are as follows:

Name of Adviser	Function	Business Address

National Australia Bank Limited	Bankers - Australia	Level 2, 151 Rathdowne Street Carlton Victoria 3053 Australia

Bank of America, N.A.	Bankers - USA	155 Town Centre Drive Mooresville North Carolina 28117 USA

K&L Gates	General Counsel	525 Collins Street Melbourne Victoria 3000 Australia

Sheridan Ross PC	Licensing and Patent Attorneys	1560 Broadway, Suite 1200 Denver Colorado 80202-5141 USA

Greenberg Traurig, LLP	U.S. Securities Counsel	200 Park Avenue New York New York 10166 USA

Item 1.C                        Auditor

The auditor of the Group’s financial statements for the years ended June 30, 2015, 2014 and 2013 was PricewaterhouseCoopers, whose address is 2 Southbank Boulevard, Southbank, Victoria, 3006, Australia.  PricewaterhouseCoopers is the Company’s current independent registered public accounting firm, an appointment ratified at the Annual General Meeting held on November 25, 2009.

Item 2.                                 Offer Statistics and Expected Timetable

Not applicable.

Item 3.                                 Key Information

Item 3.A                        Selected Financial Data

The following selected financial data for the five years ended June 30, 2015 is derived from the audited consolidated financial statements of Genetic Technologies Limited, prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board, which became effective for our Company as of our fiscal year ended June 30, 2006.

The balance sheet data as of June 30, 2015 and 2014 and the statement of comprehensive income/(loss) data for the 2015, 2014 and 2013 fiscal years are derived from our audited consolidated financial statements which are included in this Annual Report.  Balance sheet data as of June 30, 2013, 2012 and 2011 and statement of comprehensive income/ (loss) data for the 2012 and 2011 financial years are derived from our audited consolidated financial statements which are not included in this Annual Report.  The data should be read in conjunction with the consolidated financial statements, related notes and other financial information included herein.

All amounts are stated in Australian dollars as of June 30, as noted.

GENETIC TECHNOLOGIES LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/ (LOSS)

FOR 2015, 2014, 2013, 2012 AND 2011

	Year ended June 30, 2015	Year ended June 30, 2014	Year ended June 30, 2013	Year ended June 30, 2012	Year ended June 30, 2011
	AUD	AUD	AUD	AUD	AUD
Revenue from operations
Genetic testing services	2,011,918	4,564,280	3,377,183	3,691,215	4,594,960
Less: cost of sales	(891,243)	(1,837,729)	(1,945,467)	(1,948,625)	(2,034,916)
Gross profit from operations	1,120,675	2,726,551	1,431,716	1,742,590	2,560,044
Other revenue	1,027,151	863,832	4,784,913	2,526,599	13,680,741
Gain on deconsolidation of subsidiary	—	761,361	—	5,113,175	—
Selling and marketing expenses	(4,504,299)	(6,251,595)	(5,266,818)	(4,384,184)	(3,018,947)
General and administrative expenses	(4,222,988)	(3,173,109)	(4,413,782)	(5,608,038)	(3,696,165)
Licensing, patent and legal costs	(435,418)	(1,079,199)	(2,399,824)	(1,267,838)	(4,097,323)
Laboratory, research and development costs	(2,851,665)	(3,298,127)	(3,462,466)	(4,029,369)	(4,380,866)
Finance costs	(264,694)	(744,199)	(38,968)	(45,217)	(81,934)
Gain on disposal of business	1,396,798	—	—	—	—
Fair value loss on ImmunAid option fee	(795,533)	—	—	—	—
Share of net loss of associates accounted for using the equity method	—	(362,682)	(437,185)	(132,037)	—
Fair value gain/ (loss) on financial liabilities at fair value through profit or loss	349,246	(648,374)	—	—	—
Non-operating income and expenses	370,557	1,071,072	452,931	787,491	(85,771)
Profit/(loss) from continuing operations before income tax	(8,810,170)	(10,134,469)	(9,349,483)	(5,296,828)	879,779
Net profit from discontinued operation	—	—	—	—	21,562
Profit/(loss) before income tax	(8,810,170)	(10,134,469)	(9,349,483)	(5,296,828)	901,341
Income tax expense	—	—	—	—	—
Profit/(loss) for the year	(8,810,170)	(10,134,469)	(9,349,483)	(5,296,828)	901,341
Other comprehensive income/(loss)
Realized gain on sale of available-for-sale investments transferred from reserve	—	—	—	—	—
Exchange gains/(losses) on translation of controlled foreign operations	414,005	(149,162)	9,347	(6,818)	(85,079)
Exchange gains/(losses) on translation of non-controlled foreign operations	—	86	17,073	(296)	(11,585)
Other comprehensive income/(loss) for the year, net of tax	414,005	(149,076)	26,420	(7,114)	(96,664)
Total comprehensive profit/(loss) for the year	(8,396,165)	(10,283,545)	(9,323,063)	(5,303,942)	804,677
Profit/(loss) for the year is attributable to:
Owners of Genetic Technologies Limited	(8,810,170)	(10,125,197)	(9,298,367)	(5,287,523)	910,002
Non-controlling interests	—	(9,272)	(51,116)	(9,305)	(8,661)
Total profit/(loss) for the year	(8,810,170)	(10,134,469)	(9,349,483)	(5,296,828)	901,341
Total comprehensive profit/(loss) for the year is attributable to:
Owners of Genetic Technologies Limited	(8,396,165)	(10,274,359)	(9,289,020)	(5,294,341)	824,923
Non-controlling interests	—	(9,186)	(34,043)	(9,601)	(20,246)
Total profit/(loss) for the year	(8,396,165)	(10,283,545)	(9,323,063)	(5,303,942)	804,677

Earnings/(loss) per share (cents per share)
Basic and diluted net profit/(loss) per ordinary share	(0.82)	(1.76)	(1.97)	(1.15)	0.22
Weighted-average shares outstanding	1,072,803,358	574,557,747	472,084,970	460,402,869	404,605,152

GENETIC TECHNOLOGIES LIMITED

CONSOLIDATED BALANCE SHEET DATA
FOR 2015, 2014, 2013, 2012 AND 2011

	As of June 30, 2015	As of June 30, 2014	As of June 30, 2013	As of June 30, 2012	As of June 30, 2011
	AUD	AUD	AUD	AUD	AUD
Assets
Current assets	19,566,096	4,360,509	2,657,416	9,949,795	6,255,344
Non-current assets	1,153,636	2,368,690	5,662,111	6,491,956	2,667,010
Total assets	20,719,732	6,729,199	8,319,527	16,441,751	8,922,354
Liabilities
Current liabilities	(1,735,163)	(2,318,016)	(2,465,016)	(1,930,568)	(2,025,629)
Non-current liabilities	(25,321)	(2,583,664)	(96,224)	(108,541)	(82,730)
Total liabilities	(1,760,484)	(4,901,680)	(2,561,240)	(2,039,109)	(2,108,359)
Net assets	18,959,248	1,827,519	5,758,287	14,402,642	6,813,995
Equity
Contributed equity	115,247,128	90,080,492	83,735,845	83,280,142	72,378,105
Reserves	4,697,403	3,922,140	3,951,771	3,719,419	1,697,914
Accumulated losses	(100,985,283)	(92,175,113)	(82,049,916)	(72,751,549)	(67,464,026)
Non-controlling interests	—	—	120,587	154,630	202,002
Total equity	18,959,248	1,827,519	5,758,287	14,402,642	6,813,995

Exchange rates

The following table sets forth, for the periods and dates indicated, certain information concerning the noon buying rate in New York City for Australian dollars expressed in U.S. dollars per $1.00 as certified for customs purposes by the Federal Reserve Bank of New York.

Period ended	At period end USD	Average rate USD	High USD	Low USD

Yearly data
June 2011	1.0732	0.9905	1.0732	0.8380
June 2012	1.0236	1.0323	1.1026	0.9453
June 2013	0.9165	1.0272	1.0591	0.9165
June 2014	0.9427	0.9186	0.9705	0.8715
June 2015	0.7704	0.8365	0.9488	0.7566

Monthly data
May 2015	0.7659	0.7891	0.8118	0.7631
June 2015	0.7704	0.7715	0.7831	0.7613
July 2015	0.7332	0.7407	0.7664	0.7278
August 2015	0.7100	0.7295	0.7419	0.7087
September 2015	0.7020	0.7059	0.7222	0.6917
October 2015	0.7133	0.7200	0.7316	0.7025
November 6, 2015	0.7034

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

Since our listing on the Australian Securities Exchange in August 2000, the price of our Ordinary Shares has ranged from a low of $0.012 to a high of $0.97 per share.  Further fluctuations are likely to occur due to events which are not within our control and general market conditions affecting the biotechnology sector or the stock market generally.

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

(Refer Item 9.A for more information on key data points on this chart)

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

However, in line with the Australian Securities Exchange regulations, we disclose our financial results on a semi-annual basis (which is performed under International Standard on Review Engagements) and to be fully audited annually (which is performed under International Standards on Auditing) which are required to have a limited review semi-annually and to be fully audited annually.   The information, which may have an effect on our stock price on the Australian Securities Exchange, will be disclosed to the Australian Securities Exchange and also the Securities Exchange Commission.  Other relevant information pertaining to our Company will also be disclosed in line with the Australian Securities Exchange regulations and information dissemination requirements for listed companies.  We will provide our semi-annual results and other material information that we make public in Australia in the U.S. under the cover of an SEC Form 6-K.  Nevertheless, you may not be afforded the same protection or information, which would be made available to you, were you investing in a United States public corporation because the requirements of a Form 10-Q and Form 8-K are not applicable to us.

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

In certain circumstances, holders of ADSs may have limited rights relative to holders of Ordinary Shares.

The rights of holders of ADSs with respect to the voting of Ordinary Shares and the right to receive certain distributions may be limited in certain respects by the deposit agreement entered into by us and The Bank of New York Mellon.  For example, although ADS holders are entitled under the deposit agreement, subject to any applicable provisions of Australian law and of our Constitution, to instruct the depositary as to the exercise of the voting rights pertaining to the Ordinary Shares represented by the American Depositary Shares, and the depositary has agreed that it will try, as far as practical, to vote the Ordinary Shares so represented in accordance with such instructions, ADS holders may not receive notices sent by the depositary in time to ensure that the depositary will vote the Ordinary Shares.  This means that, from a practical point of view, the holders of ADSs may not be able to exercise their right to vote.  In addition, under the deposit agreement, the depositary has the right to restrict distributions to holders of the ADSs in the event that it is unlawful or impractical to make such distributions.  We have no obligation to take any action to permit distributions to holders of our American Depositary Receipts, or ADSs.  As a result, holders of ADSs may not receive distributions made by us.

Our Company has a history of incurring losses.

The business now called Genetic Technologies Limited was founded in 1989.  With the exception of the year ended 30 June 2011, the Company has incurred operating losses in every year of its existence.  As at June 30, 2015, the Company had accumulated losses of $100,985,283 and the extent of any future losses and whether or not the Company can generate profits in future years remains uncertain.  The Company currently does not generate sufficient revenue to cover its operating expenses.  There is also no certainty that the Company will be able to raise additional funds by issuing further shares and/or the raising of debt and, if such funds are available, on what terms the Company would be able to secure them.

Going concern.

During the 2015 financial year, the Company incurred a total comprehensive loss after income tax of $8,396,165 (2014: $10,283,545) and net cash outflows from operations of $9,691,528 (2014: $10,987,088).

As at June 30, 2015, the Company held cash reserves of $18,341,357 and had net current assets of $17,830,933.

The cash generated from revenue combined with its existing cash reserves will enable the Company to fund its operations in the next twelve months from the date of this report.

However, we are aware that the long term viability of the Company is directly dependent on the ability to grow revenue, control costs and raise additional funds via the issuance of new equity should the need arise.   Any issuance of new equity will be subject to normal risks and therefore could impact the ability of the Company to continue as a going concern. However, the Directors believe that the Company would be successful in raising new funds if the need arises and have prepared the financial report on a going concern basis.

Risks Related to our Industry

Our sales cycle is typically lengthy.

The sales cycle for our testing products is typically lengthy.  As a result, we may expend substantial funds and management effort with no assurance of successfully selling our products or services.  Our ability to obtain customers for our genetic testing services depends significantly on the perception that our services can help accelerate efforts in genomics.  Our sales effort requires the effective demonstration of the benefits of our services to, and significant training of, many different departments within a potential customer.  In addition, we sometimes are required to negotiate agreements containing terms unique to each customer.  Our business could also be adversely affected if we expend money without any return.

If our competitors develop superior products, our operations and financial condition could be affected.

Though we currently have no direct competition in this space, we are currently subject to competition from biotechnology and diagnostic companies, academic and research institutions and government or other publicly-funded agencies that are pursuing products and services which are substantially similar to our genetic testing services, or which otherwise address the needs of our customers and potential customers.  Our competitors in the testing market include private and public sector enterprises located in Australia, the U.S. and elsewhere. Many of the organizations competing with us are much larger and have more ready access to needed resources. In particular, they would have greater experience in the areas of finance, research and development, manufacturing, marketing, sales, distribution, technical and regulatory matters than we do.  In addition, many of the larger current and potential competitors have already established r name / brand recognition and more extensive collaborative relationships.

Our competitive position in the genetic testing area is based upon, amongst other things, our ability to:

•             maintain first to market advantage;

•             continue to strengthen and maintain scientific credibility through the process of obtaining scientific validation and undertaken further clinical trials supported by Peer-reviewed publication in medical journals;

•             create and maintain scientifically-advanced technology and offer proprietary products and services

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

We rely heavily upon our patents and proprietary technology and any future claims that our patents are invalid could adversely affect our revenues and our financial condition.

We rely upon our portfolio of patent rights, patent applications and exclusive licenses to patents and patent applications relating to genetic technologies.  We expect to aggressively patent and protect our proprietary technologies.  However, we cannot be certain that any additional patents will be issued to us as a result of our domestic or foreign patent applications or that any of our patents will withstand challenges by others.  Patents issued to, or licensed by us may be infringed or third parties may independently develop the same or similar technologies.  Similarly, our patents may not provide us with meaningful protection from competitors, including those who may pursue patents which may prevent, limit or interfere with our products or which may require licensing and the payment of significant fees or royalties by us to such third parties in order to enable us to conduct our business.  We may sue or be sued by third parties regarding our patents and other intellectual property rights.  These suits are often costly and would divert valuable funds, time and technical resources from our operations and cause a distraction to management.

We have important relationships with external parties over whom we have limited control.

We have relationships with academic consultants and other advisers who are not employed by us.  Accordingly, we have limited control over their activities and can expect only limited amounts of their time to be dedicated to our activities.  These persons may have consulting, employment or advisory arrangements with other entities that may conflict with or compete with their obligations to us.  Our consultants typically sign agreements that provide for confidentiality of our proprietary information and results of studies.  However, in connection with every relationship, we may not be able to maintain the confidentiality of our technology, the dissemination of which could hurt our competitive position and results from operations.  To the extent that our scientific consultants develop inventions or processes independently that may be applicable to our proposed products, disputes may arise as to the ownership of the proprietary rights to such information, and we may not be successful with any dispute outcomes.

We may be subject to professional liability suits and our insurance may not be sufficient to cover damages.  If this occurs, our business and financial condition may be adversely affected.

Our business exposes us to potential liability risks that are inherent in the testing, manufacturing, marketing and sale of genetic tests.  The use of our products and product candidates, whether for clinical trials or commercial sale, may expose us to professional liability claims and possible adverse publicity.  We may be subject to claims resulting from incorrect results of analysis of genetic variations or other screening tests performed using our services.  Litigation of such claims could be costly.  We could expend significant funds during any litigation proceeding brought against us.  Further, if a court were to require us to pay damages to a plaintiff, the amount of such damages could be significant and severely damage our financial condition.  Although we have public and product liability insurance coverage under broadform liability and professional indemnity policies, for an aggregate amount of A$60,000,000, the level or breadth of our coverage may not be adequate to fully cover any potential liability claims.  To date we have not been subject to any claims, or ultimately liability, in excess of the amount of our coverage.  In addition, we may not be able to obtain additional professional liability coverage in the future at an acceptable cost.  A successful claim or series of claims brought against us in excess of our insurance coverage and the effect of professional liability litigation upon the reputation and marketability of our technology and products, together with the diversion of the attention of key personnel, could negatively affect our business.

We use potentially hazardous materials, chemicals and patient samples in our business and any disputes relating to improper handling, storage or disposal of these materials could be time consuming and costly.

Our research and development, production and service activities involve the controlled use of hazardous laboratory materials and chemicals, including small quantities of acid and alcohol, and patient tissue samples.  We do not knowingly deal with infectious samples.  We, our collaborators and service providers are subject to stringent Australian federal, state and local laws and regulations governing occupational health and safety standards, including those governing the use, storage, handling and disposal of these materials and certain waste products.  However, we could be liable for accidental contamination or discharge or any resultant injury from hazardous materials, and conveyance, processing, and storage of and data on patient samples.  If we, our collaborators or service providers fail to comply with applicable laws or regulations, we could be required to pay penalties or be held liable for any damages that result and this liability could exceed our financial resources.  Further, future changes to environmental health and safety laws could cause us to incur additional expense or restrict our operations.  To date, we have not had a reportable event or serious injury.

In addition, our collaborators and service providers may be working with these same types of hazardous materials, including hazardous chemicals, in connection with our collaborations.  In the event of a lawsuit or investigation, we could be held responsible for any injury caused to persons or property by exposure to, or release of, these hazardous materials or patient samples that may contain infectious materials.  The cost of this liability could exceed our resources.  While we maintain broadform liability insurance coverage for these risks, in the amount of up to A$40,000,000, the level or breadth of our coverage may not be adequate to fully cover potential liability claims.  To date, we have not been subject to claims, or ultimately liability, in excess of the amount of our coverage.  Our broadform insurance coverage also covers us against losses arising from an interruption of our business activities as a result of the mishandling of such materials.  We also maintain workers’ compensation insurance, which is mandatory in Australia, covering all of our workers in the event of injury.

We depend on the collaborative efforts of our academic and corporate partners for research, development and commercialization of some of our products.  A breach by our partners of their obligations, or the termination of the relationship, could deprive us of valuable resources and require additional investment of time and money.

Our strategy for research, development and commercialization of some of our products has historically involved entering into various arrangements with academic, corporate partners and others.  As a result, the success of our strategy depends, in part, upon the strength of those relationships and these outside parties undertaking their responsibilities and performing their tasks to the best of their ability and responding in a timely manner.  Our collaborators may also be our competitors.  We cannot necessarily control the amount and timing of resources that our collaborators devote to performing their contractual obligations and we have no certainty that these parties will perform their obligations as expected or that any revenue will be derived from these arrangements.

If our collaborators breach or terminate their agreement with us or otherwise fail to conduct their collaborative activities in a timely manner, the development or commercialization of the product candidate or research program under such collaborative arrangement may be delayed.  If that is the case, we may be required to undertake unforeseen additional responsibilities or to devote unforeseen additional funds or other resources to such development or commercialization, or such development or commercialization could be terminated.  The termination or cancellation of collaborative arrangements could adversely affect our financial condition, intellectual property position and general operations.  In addition, disagreements between collaborators and us could lead to delays in the collaborative research, development, or commercialization of certain products or could require or result in formal legal process or arbitration for resolution.  These consequences could be time-consuming and expensive and could have material adverse effects on the Company.

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

We may seek additional collaborative arrangements to develop and commercialize our products in the future.  We may not be able to negotiate acceptable arrangements in the future and, if negotiated, we have no certainty that they will be on favorable terms or if they will be successful.  In addition, our partners may pursue alternative technologies independently or in collaboration with others as a means of developing treatments for the diseases targeted by their collaborative programs with us.  If any of these events occur, the progress of the Company could be adversely affected and our results of operations and financial condition could suffer.

Problems associated with international business operations could affect our results of operations.

We seek to market our growing range of other products and services on a global scale, including in countries that are considered to provide significantly less protection to intellectual property than does the United States and Australia.  In addition, a number of other risks are inherent in international transactions and commerce, including political and economic instability, foreign currency exchange fluctuations and changes in tax laws.

Currently our financial results depend largely on the sales of our breast cancer risk assessment test, BREVAGenplus.

For the near future, we expect to continue to derive a substantial majority of our revenues from sales of one product, our breast cancer risk test BREVAGen. Although in October 2014, we announced the U.S. release of BREVAGenplus, a second generation BREVAGen product, we do not expect to recognize significant revenues from this test until significant levels of adoption have been established. If we are unable to increase sales of our BREVAGen or BREVAGenplus or successfully develop and commercialize other tests or enhancements, our ability to achieve sustained revenues would be impaired.

If our sole laboratory facility becomes inoperable, we will be unable to perform our tests and our business will be harmed.

We do not have redundant clinical reference laboratory facilities outside of Melbourne, Australia. Our current lease of laboratory premises expires August 31 2018. The facility and the equipment we use to perform our tests would be costly to replace and could require substantial lead time to repair or replace. The facility may be harmed or rendered inoperable by natural or man-made disasters, including flooding and power outages, which may render it difficult or impossible for us to perform our tests for some period of time. The inability to perform our tests or the backlog of tests that could develop if our facility is inoperable for even a short period of time may result in the loss of customers or harm our reputation, and we may be unable to regain those customers in the future.

If we no longer had our own facility and needed to rely on a third party to perform our tests, we could only use another facility with established state licensure and CLIA accreditation under the scope of which BREVAgenplus tests could be performed following validation and other required procedures. We cannot assure you that we would be able to find another CLIA-certified facility willing to comply with the required procedures, that this laboratory would be willing to perform the tests on commercially reasonable terms, or that it would be able to meet our quality standards. In order to establish a redundant clinical reference laboratory facility, we would have to spend considerable time and money securing adequate space, constructing the facility, recruiting and training employees, and establishing the additional operational and administrative infrastructure necessary to support a second facility. We may not be able, or it may take considerable time, to replicate our testing processes or results in a new facility. Additionally, any new clinical reference laboratory facility would be subject to certification under CLIA and licensing by several states, including California and New York, which could take a significant amount of time and result in delays in our ability to begin operations.

The loss of key members of our senior management team or our inability to attract and retain highly skilled scientists, clinicians and salespeople could adversely affect our business.

Our success depends largely on the skills, experience and performance of key members of our executive management team and others in key management positions. The efforts of each of these persons together will be critical as we continue to develop our technologies and testing processes, continue our international expansion and transition to a company with multiple commercialized products on offer. If we were to lose one or more of these key employees, we may experience difficulties in competing effectively, developing our technologies and implementing our business strategies.

Our research and development programs and commercial laboratory operations depend on our ability to attract and retain highly skilled scientists and technicians, including licensed laboratory technicians, chemists, biostatisticians and engineers. We may not be able to attract or retain qualified scientists and technicians in the future due to the competition for qualified personnel among life science businesses. In addition, if there were to be a shortage of clinical laboratory scientists in coming years, this would make it more difficult to hire sufficient numbers of qualified personnel. We also face competition from universities and public and private research institutions in recruiting and retaining highly qualified scientific personnel. In addition, our success depends on our ability to attract and retain salespeople with extensive experience in oncology and close relationships with medical oncologists, pathologists and other hospital personnel. We may have difficulties sourcing, recruiting or retaining qualified salespeople, which could cause delays or a decline in the rate of adoption of our tests. If we are not able to attract and retain the necessary personnel to accomplish our business objectives, we may experience constraints that could adversely affect our ability to support our research and development and sales programs. All of our U.S employees are at-will, which means that either we or the employee may terminate their employment at any time.

FDA regulation of LDTs may result in significant changes, and our business could be adversely impacted if we fail to adapt.

Clinical laboratory tests like ours are regulated under the CLIA, as well as by applicable state laws. Diagnostic kits that are sold and distributed through interstate commerce are regulated as medical devices by the FDA. FDA has exercised its discretion and has not subjected most LDTs to FDA regulation, although reagents or software provided by third parties and used to perform LDTs may be subject to regulation.

The FDA claims to have regulatory authority over LDTs under the Medical Device Amendments of 1976 and has stated in the past that it would issue guidance to the industry regarding its regulatory approach. In such discussions, the FDA has indicated that it would use a risk-based approach to regulation and would direct more resources to tests with wider distribution and with the highest risk of injury, but that it will be sensitive to the need to not adversely impact patient care or innovation.  In October 2014, the FDA announced its framework and timetable for implementing this guidance.  We cannot predict the ultimate timing or form of any such guidance or regulation and the potential impact on our existing tests. If adopted, such a regulatory approach by the FDA may lead to an increased regulatory burden, including additional costs and delays in introducing new tests or even continuing with our current tests. While the ultimate impact of the FDA’s approach is unknown, it may be extensive and may result in significant changes. Our failure to adapt to these changes could have a material adverse effect on our business.

If the FDA decides to regulate our tests, it may require additional pre-market clinical testing prior to submitting a regulatory notification or application for commercial sales. If we are required to conduct pre-market clinical trials, whether using prospectively acquired samples or archival samples, delays in the commencement or completion of clinical testing could significantly increase our test development costs and delay commercialization of any future tests, and interrupt sales of our current tests. Many of the factors that may cause or lead to a delay in the commencement or completion of clinical trials may also ultimately lead to delay or denial of regulatory clearance or approval. The commencement of clinical trials may be delayed due to insufficient patient enrollment, which is a function of many factors, including the size of the patient population, the nature of the protocol, the proximity of patients to clinical sites and the eligibility criteria for the clinical trial.

We may find it necessary to engage contract research organizations to perform data collection and analysis and other aspects of our clinical trials, which might increase the cost and complexity of our trials. We may also depend on clinical investigators, medical institutions and contract research organizations to perform the trials. If these parties do not successfully carry out their contractual duties or obligations or meet expected deadlines, or if the quality, completeness or accuracy of the clinical data they obtain is compromised due to the failure to adhere to our clinical protocols or for other reasons, our clinical trials may have to be extended, delayed or terminated. Many of these factors would be beyond our control. We may not be able to enter into replacement arrangements without undue delays or considerable expenditures. If there are delays in testing or approvals as a result of the failure to perform by third parties, our research and development costs would increase, and we may not be able to obtain regulatory clearance or approval for our tests. In addition, we may not be able to establish or maintain relationships with these parties on favorable terms, if at all. Each of these outcomes would harm our ability to market our tests, or to achieve sustained profitability.

Our business could be harmed from the loss or suspension of a license or imposition of a fine or penalties under, or future changes in, or changing interpretations of, CLIA or state laboratory licensing laws to which we are subject.

The clinical laboratory testing industry is subject to extensive federal and state regulation, and many of these statutes and regulations have not been interpreted by the courts.  The regulations implementing CLIA set out federal regulatory standards that apply to virtually all clinical laboratories (regardless of the location, size or type of laboratory), including those operated by physicians in their offices, by requiring that they be certified by the federal government or by a federally approved accreditation agency.  CLIA does not preempt state law, which in some cases may be more stringent than federal law and require additional personnel qualifications, quality control, record maintenance and proficiency testing. The sanction for failure to comply with CLIA and state requirements may be suspension, revocation or limitation of a laboratory’s CLIA certificate, which is necessary to conduct business, as well as significant fines and/or criminal penalties. Several states have similar laws and we may be subject to similar penalties.

We cannot assure you that applicable statutes and regulations will not be interpreted or applied by a prosecutorial, regulatory or judicial authority in a manner that would adversely affect our business. Potential sanctions for violation of these statutes and regulations include significant fines and the suspension or loss of various licenses, certificates and authorizations, which could have a material adverse effect on our business. In addition, compliance with future legislation could impose additional requirements on us, which may be costly.

Failure to establish, and perform to, appropriate quality standards to assure that the highest level of quality is observed in the performance of our testing services and in the design, manufacture and marketing of our products could adversely affect the results of our operations and adversely impact our reputation.

The provision of clinical testing services, and the design, manufacture and marketing of diagnostic products involve certain inherent risks. The services that we provide and the products that we design, manufacture and market are intended to provide information for healthcare providers in providing patient care. Therefore, users of our services and products may have a greater sensitivity to errors than the users of services or products that are intended for other purposes.

Similarly, negligence in performing our services can lead to injury or other adverse events. We may be sued under common law, physician liability or other liability law for acts or omissions by our laboratory personnel.  We are subject to the attendant risk of substantial damages awards and risk to our reputation.

Failure to timely or accurately bill for our services could have a material adverse effect on our business.

Billing for clinical testing services is extremely complicated and is subject to extensive and non-uniform rules and administrative requirements. Depending on the billing arrangement and applicable law, we bill various payers, such as patients, insurance companies, Medicare, Medicaid, physicians and hospitals. Changes in laws and regulations could increase the complexity and cost of our billing process. Additionally, auditing for compliance with applicable laws and regulations as well as internal compliance policies and procedures adds further cost and complexity to the billing process.

Missing or incorrect information on requisitions adds complexity to and slows the billing process, creates backlogs of unbilled requisitions, and generally increases the aging of accounts receivable and bad debt expense. Failure to timely or correctly bill may lead to us not being reimbursed for our services or an increase in the aging of our accounts receivable, which could adversely affect our results of operations and cash flows. Failure to comply with applicable laws relating to billing government healthcare programs or private healthcare programs that operate under government contract could lead to various penalties, including: (1) exclusion or suspension from participation in Center for Medicare & Medicaid Services (CMS) and other government programs; (2) asset forfeitures; (3) civil and criminal fines and penalties; and (4) the loss of various licenses, certificates and authorizations necessary to operate our business, any of which could have a material adverse effect on our results of operations or cash flows.

Failure to comply with complex federal and state laws and regulations related to submission of claims for clinical laboratory services could result in significant monetary damages and penalties and exclusion from the Medicare and Medicaid programs.

We are subject to extensive federal and state laws and regulations relating to the submission of claims for payment for clinical laboratory services, including those that relate to coverage of our services under Medicare, Medicaid and other governmental health care programs, the amounts that may be billed for our services and to whom claims for services may be submitted. In addition, we are subject to various laws regulating our interactions with other healthcare providers and with patients, such as the Anti-Kickback Statute, the Anti-Inducement Statute, and the Ethics in Patient Referrals Act of 1989, commonly referred to as the Stark law.  These laws are complicated.

Our failure to comply with applicable laws and regulations could result in our inability to receive payment for our services or result in attempts by third-party payers, such as Medicare and Medicaid, to recover payments from us that have already been made. Submission of claims in violation of certain statutory or regulatory requirements can result in penalties, including substantial civil penalties for each item or service billed to Medicare in violation of the legal requirement, and exclusion from participation in Medicare and Medicaid. Government authorities may also assert that violations of laws and regulations related to submission or causing the submission of claims violate the federal False Claims Act, or FCA, or other laws related to fraud and abuse, including submission of claims for services that were not medically necessary. Violations of the FCA could result in significant economic liability. The FCA provides that all damages are trebled, and each false claim submitted is subject to a penalty of up to $11,000. For example, we could be subject to FCA liability if it were determined that the services we provided were not medically necessary and not reimbursable, particularly if it were asserted that we contributed to the physician’s referrals of unnecessary services to us. It is also possible that the government could attempt to hold us liable under fraud and abuse laws for improper claims submitted by an entity for services that we performed if we were found to have knowingly participated in the arrangement that resulted in submission of the improper claims.

Failure to comply with HIPAA, including regarding the use of new “standard transactions,” may negatively impact our profitability and cash flows.

Pursuant to the Health Insurance Portability and Accountability Act of 1996, as amended, or HIPAA, we must comply with comprehensive privacy and security standards with respect to the use and disclosure of protected health information, as well as standards for electronic transactions, including specified transaction and code set rules. Under recent HITECH amendments to HIPAA, the law was expanded, including requirements to provide notification of certain identified data breaches, direct patient access to laboratory records, the extension of certain HIPAA privacy and security standards directly to business associates, and heightened penalties for noncompliance, and enforcement efforts.

In addition, the HIPAA transaction standards are complex, and subject to differences in interpretation by payers. For instance, some payers may interpret the standards to require us to provide certain types of information, including demographic information not usually provided to us by physicians. As a result of inconsistent application of transaction standards by payers or our inability to obtain certain billing information not usually provided to us by physicians, we could face increased costs and complexity, a temporary disruption in receipts and ongoing reductions in the timeliness of reimbursement. In addition, new requirements for additional standard transactions, such as claims attachments, Version 5010 of the HIPAA Transaction Standards and the ICD-10-CM Code Set, could prove technically difficult, time-consuming or expensive to implement.

Complying with numerous regulations pertaining to our business is an expensive and time-consuming process, and any failure to comply could result in substantial penalties.

The clinical laboratory testing industry is highly regulated and there can be no assurance that the regulatory environment in which we operate will not change significantly and adversely in the future. Areas of the regulatory environment that may affect our ability to conduct business include, without limitation:

•                  federal and state laws applicable to billing and claims payment;

•                  federal and state laboratory anti-mark-up laws;

•                  federal and state anti-kickback laws;

•                  federal and state false claims laws;

•                  federal self-referral and financial inducement prohibition laws, commonly known as the Stark Law, and the state equivalents;

•                  federal and state laws governing laboratory licensing and testing, including CLIA;

•                  federal and state laws governing the LDTs;

•                  HIPAA, along with the revisions to HIPPA as a result of the HITECH Act, and analogous state laws;

•                  federal, state and foreign regulation of privacy, security, electronic transactions and identity theft;

•                  federal, state and local laws governing the handling, transportation and disposal of medical and hazardous waste;

•                  Occupational Safety and Health Administration rules and regulations;

•                  changes to laws, regulations and rules as a result of the Health Care Reform Law; and

•                  changes to other federal, state and local laws, regulations and rules, including tax laws.

We have adopted policies and procedures designed to comply with these laws.  In the ordinary course of business, there is an ongoing awareness of the importance of compliance with these laws.  The growth of our business and sales organization may increase the potential for violating these laws or our internal policies and procedures, despite our ongoing vigilance in maintaining and updating our compliance procedures. The risk of being found in violation of these or other laws and regulations is further increased by the fact that many of them are extremely complex and in many instances, there are no significant regulatory or judicial interpretations of these laws and regulations. Any action brought against us for violation of these or other laws or regulations, even if we successfully defend against it, could cause us to incur significant legal expenses and divert management’s attention. Any determination that we have violated these laws or regulations, or a public announcement that we are being investigated for possible violations of these laws or regulations, could harm our reputation, operating results and financial condition. If our operations are found to be in violation of any of these laws and regulations, we may be subject to any applicable penalty associated with the violation, including civil and criminal penalties, damages and fines, we could be required to refund payments received by us, and we could be required to curtail or cease our operations. In addition, a significant change in any of these laws or regulations may require us to change our business model in order to maintain compliance with these laws or regulations, which could harm our operating results and financial condition.

A failure to comply with any of federal or state laws applicable to our business, particularly laws related to the elimination of healthcare fraud, may adversely impact our business.

Federal officials responsible for administering and enforcing the healthcare laws and regulations have made a priority of eliminating healthcare fraud. For example, the Patient Protection and Affordable Care Act, as amended by the Health Care Education and Reconciliation Act of 2010, jointly the “Affordable Care Act,”  includes significant new fraud and abuse measures, including required disclosures of financial arrangements between drug and device manufacturers, and physicians and teaching hospitals. Federal funding available for combating health care fraud and abuse generally has increased. While we seek to conduct our business in compliance with all applicable laws and regulations, many of the laws and regulations applicable to our business, particularly those relating to billing and reimbursement of tests and those relating to relationships with physicians, hospitals and patients, contain language that has not been interpreted by courts. We must rely on our interpretation of these laws and regulations based on the advice of our counsel and regulatory or law enforcement authorities may not agree with our interpretation of these laws and regulations and may seek to enforce legal remedies or penalties against us for violations. From time to time we may need to change our operations, particularly pricing or billing practices, in response to changing interpretations of these laws and regulations or regulatory or judicial determinations with respect to these laws and regulations. These occurrences, regardless of their outcome, could damage our reputation and harm important business relationships that we have with healthcare providers, payers and others. Furthermore, if a regulatory or judicial authority finds that we have not complied with applicable laws and regulations, we could be required to refund amounts that were billed and collected in violation of such laws and regulations. In addition, we may voluntarily refund amounts that were alleged to have been billed and collected in violation of applicable laws and regulations. In either case, we could suffer civil and criminal damages, fines and penalties, exclusion from participation in governmental healthcare programs and the loss of licenses, certificates and authorizations necessary to operate our business, as well as incur liabilities from third-party claims, all of which could harm our operating results and financial condition. Moreover, regardless of the outcome, if we or physicians or other third parties with whom we do business are investigated by a regulatory or law enforcement authority we could incur substantial costs, including legal fees, and our management may be required to divert a substantial amount of time to an investigation.

To enhance compliance with applicable health care laws, and mitigate potential liability in the event of noncompliance, regulatory authorities, such as the United States Health and Human Services Department Office of Inspector General, or OIG, have recommended the adoption and implementation of a comprehensive health care compliance program that generally contains the elements of an effective compliance and ethics program described in Section 8B2.1 of the United States Sentencing Commission Guidelines Manual, and for many years the OIG has made available a model compliance program targeted to the clinical laboratory industry.  In addition, certain states, such as New York, require that health care providers, such as clinical laboratories, that engage in substantial business under the state Medicaid program have a compliance program that generally adheres to the standards set forth in the Model Compliance Program.  Also, under the Affordable Care Act, the U.S. Department of Health and Human Services, or HHS, will require suppliers, such as the Company, to adopt, as a condition of Medicare participation, compliance programs that meet a core set of requirements.

Failure to maintain the security of patient-related information or compliance with security requirements could damage our reputation with customers, cause us to incur substantial additional costs and become subject to litigation.

Pursuant to HIPAA, and certain similar state laws, we must comply with comprehensive privacy and security standards with respect to the use and disclosure of protected health information. Under the HITECH amendments to HIPAA, HIPAA was expanded to require certain data breach notification, to extend certain HIPAA privacy and security standards directly to business associates, to heighten penalties for noncompliance, and enhance enforcement efforts.

We receive certain personal and financial information about our clients and their patients. In addition, we depend upon the secure transmission of confidential information over public networks. A compromise in our security systems that results in client or patient personal information being obtained by unauthorized persons or our failure to comply with security requirements for financial transactions could adversely affect our reputation with our clients and result in litigation against us or the imposition of penalties, all of which may adversely impact our results of operations, financial condition and liquidity.

Changes in regulation and policies, including increasing downward pressure on health care reimbursement, may adversely affect reimbursement for diagnostic services and could have a material adverse impact on our business.

Reimbursement levels for health care services are subject to continuous and often unexpected changes in policies, and we face a variety of efforts by government payers to reduce utilization and reimbursement for diagnostic testing services. Changes in governmental reimbursement may result from statutory and regulatory changes, retroactive rate adjustments, administrative rulings, competitive bidding initiatives, and other policy changes.

The U.S. Congress has considered, at least yearly in conjunction with budgetary legislation, changes to one or both of the Medicare fee schedules under which we receive reimbursement, which include the clinical laboratory fee schedule for our clinical laboratory services. For example, Congress has periodically considered imposing a 20 percent coinsurance on laboratory services. If enacted, this would require us to attempt to collect this amount from patients, although in many cases the costs of collection would exceed the amount actually received.

The CMS pays laboratories on the basis of a fee schedule that is reviewed and re-calculated on an annual basis.  CMS may change the fee schedule upward or downward on billing codes that we submit for reimbursement on a regular basis. Our revenue and business may be adversely affected if the reimbursement rates associated with such codes are reduced. Even when reimbursement rates are not reduced, policy changes add to our costs by increasing the complexity and volume of administrative requirements. Medicaid reimbursement, which varies by state, is also subject to administrative and billing requirements and budget pressures. Recently, state budget pressures have caused states to consider several policy changes that may impact our financial condition and results of operations, such as delaying payments, reducing reimbursement, restricting coverage eligibility and service coverage, and imposing taxes on our services.

Healthcare policy changes, including recently enacted legislation reforming the U.S. healthcare system, may have a material adverse effect on our financial condition and results of operations.

The Affordable Care Act makes changes that are expected to significantly affect clinical laboratories, among others.  Beginning in 2013, each medical device manufacturer must pay a sales tax in an amount equal to 2.3% of the price for which such manufacturer sells its medical devices that are listed with the FDA. Although the FDA has contended that LDTs are medical devices, none of our products is currently listed with the FDA. We cannot assure you that the tax will not be extended to services such as ours in the future.  The  Affordable Care Act also mandates a reduction in payments for clinical laboratory services paid under the Medicare Clinical Laboratory Fee Schedule, or CLFS, of 1.75% through 2015 and a productivity adjustment to the CLFS.

Other significant measures contained in the Affordable Care Act includes, for example, coordination and promotion of research on comparative clinical effectiveness of different technologies and procedures, initiatives to revise Medicare payment methodologies, such as bundling of payments across the continuum of care by providers and physicians, and initiatives to promote quality indicators in payment methodologies. The Affordable Care Act also includes significant new fraud and abuse measures, including required disclosures by drug and device manufacturers and distributors of financial arrangements with physicians and teaching hospitals. In addition, the Health Care Reform Law establishes an Independent Payment Advisory Board, or IPAB, to reduce the per capita rate of growth in Medicare spending. The IPAB has broad discretion to propose policies to reduce expenditures, which may have a negative impact on payment rates for services. The IPAB proposals may impact payments for clinical laboratory services beginning in 2016. We are monitoring the impact of the Health Care Reform Law in order to enable us to determine the trends and changes that may be necessitated by the legislation that may potentially impact on our business over time.

In addition to the Affordable Care Act, various healthcare reform proposals have also emerged from federal and state governments. For example, in February 2012, Congress passed the “Middle Class Tax Relief and Job Creation Act of 2012” which in part reduced the potential future cost-based increases to the Medicare Clinical Laboratory Fee Schedule by 2%. Overall the expected total fee cut to the CLFS for 2013 was 2.95% not including a further reduction of 2% from implementation of the automatic expense reductions (sequester) under the Budget Control Act of 2011 which went into effect for dates of service on or after April 1, 2013.  Reductions made by the Congressional sequester are applied to total claims payments made.  While these reductions did not result in a rebasing of the negotiated or established Medicare or Medicaid reimbursement rates, rebasing could occur as a result of future legislation.  In 2015, the total fee cut to the CLFS will be 0.25%.

We cannot be certain that these or future changes will not affect payment rates in the future. We also cannot predict whether future healthcare initiatives will be implemented at the federal or state level, or the effect any future legislation or regulation will have on us. The taxes imposed by the new federal legislation, cost reduction measures and the expansion in government’s role in the U.S. healthcare industry may result in decreased profits to us, lower reimbursements by payers for our products or reduced medical procedure volumes, all of which may adversely affect our business, financial condition and results of operations.

Healthcare plans have taken steps to control the utilization and reimbursement of healthcare services, including clinical test services.

We also face efforts by non-governmental third-party payers, including healthcare plans, to reduce utilization and reimbursement for clinical testing services.

The healthcare industry has experienced a trend of consolidation among healthcare insurance plans, resulting in fewer but larger insurance plans with significant bargaining power to negotiate fee arrangements with healthcare providers, including clinical testing providers. These healthcare plans, and independent physician associations, may demand that clinical testing providers accept discounted fee structures or assume all or a portion of the financial risk associated with providing testing services to their members through capped payment arrangements. In addition, some healthcare plans have been willing to limit the PPO or POS laboratory network to only a single national laboratory to obtain improved fee-for-service pricing. There are also an increasing number of patients enrolling in consumer driven products and high deductible plans that involve greater patient cost-sharing.

The increased consolidation among healthcare plans also has increased the potential adverse impact of ceasing to be a contracted provider with any such insurer.

We expect continuing efforts to reduce reimbursements, to impose more stringent cost controls and to reduce utilization of clinical test services. These efforts, including future changes in third-party payer rules, practices and policies, or ceasing to be a contracted provider to a healthcare plan, may have a material adverse effect on our business.

Government regulation of genetic research or testing may adversely affect the demand for our services and impair our business and operations.

In addition to the regulatory framework governing healthcare, genetic research and testing has been the focus of public attention and regulatory scrutiny.  From time to time, federal, state and/or local governments adopt regulations relating to the conduct of genetic research and genetic testing.  In the future, these regulations could limit or restrict genetic research activities as well as genetic testing for research or clinical purposes.  In addition, if such regulations are adopted, these regulations may be inconsistent with, or in conflict with, regulations adopted by other government bodies.  Regulations relating to genetic research activities could adversely affect our ability to conduct our research and development activities.  Regulations restricting genetic testing could adversely affect our ability to market and sell our products and services.  Accordingly, any regulations of this nature could increase the costs of our operations or restrict our ability to conduct our testing business and might adversely affect our operations and financial condition.

Our operations may be adversely affected by the effects of extreme weather conditions or other interruptions in the timely transportation of specimens.

We transport specimens from our North Carolina offices in the U.S. to our laboratory located in Melbourne, Australia.  Our operations may be adversely impacted by extreme weather conditions or other interruptions in the timely transportation of such specimens or otherwise to provide our services, from time to time. The occurrence of any such event and/or a disruption to our operations as a result may harm our reputation and adversely impact our results of operations.

Failure in our information technology systems could significantly increase testing turn-around times or impact on the billing processes or otherwise disrupt our operations.

Our laboratory operations depend, in part, on the continued performance of our information technology systems. Our information technology systems are potentially vulnerable to physical or electronic break-ins, computer viruses and similar disruptions. Sustained system failures or interruption of our systems in our laboratory operations could disrupt our ability to process laboratory requisitions, perform testing, and provide test results in a timely manner and/or billing process.  Breaches with respect to protected health information could result in violations of HIPAA and analogous state laws, and risk the imposition of significant fines and penalties.  Failure of our information technology systems could adversely affect our reputation, business, profitability and financial condition.

Failure to demonstrate the clinical utility of our products could have a material adverse effect on our financial condition and results of operations.

In order to assure adequate insurance coverage and favorable insurance reimbursement of our products, we are required to demonstrate the clinical utility of our tests. Clinical utility—which is the usefulness of a test for clinical practice (as contrasted with diagnostic accuracy, which is how well the test can determine the presence, absence, or risk of a specific disease)—may well be the most significant limitation for the widespread acceptance of molecular diagnostic tools such as BREVAGenplus.   We are currently undertaking studies intended to demonstrate the clinical utility of our tests in order to assure continued acceptance of the value of our products.  These studies will require us to invest considerable financial and management resources without any assurance of favorable results.  Successful studies are difficult to plan, execute and validate, because of the time involved and variables that are difficult to control and which can impact outcomes.   If we are unable to demonstrate clinical utility, or if our data is deemed insufficient to validate utility, which are required for Medicare coverage, then we may face negative coverage decisions for our products.  The resulting negative coverage decisions could have a material adverse effect on our financial conditions and results of operations.

Ethical and other concerns surrounding the use of genetic information may reduce the demand for our services.

Public opinion regarding ethical issues related to the confidentiality and appropriate use of genetic testing may influence government authorities to call for limits on, or regulation of the use of, genetic testing.  In addition, such authorities could prohibit testing for genetic predisposition to certain conditions, particularly for those that have no known cure.  Furthermore, adverse publicity or public opinion relating to genetic research and testing, even in the absence of any governmental regulation, could reduce the potential markets for our services, which could materially and adversely affect our financial position.

Although we are a leader in the field of genetics in Australia, we do not undertake any activities in the contentious areas of cloning, stem cell research or other gene-altering areas.  As such, many of the ethical issues that may be relevant to other participants in the genetics industry are not necessarily applicable to us.

Risks associated with Out-licensing of our intellectual property

The patenting of genes and issues surrounding access to genetic knowledge are the subjects of extensive and ongoing public debate in many countries.  By way of example, the Australian Law Reform Commission has previously conducted two inquiries into the social uses of genetic information.  The patents we hold over uses of “non-coding” DNA have broad scope and have also been the subject of debate and some criticism in the media.  Individuals or organizations, in any one of the countries in which these patents have issued, could take legal action to seek their amendment, revocation or invalidation, something which has happened previously, on several occasions in various jurisdictions, though we have prevailed in all such cases.

Furthermore, any time that we initiate legal action against parties that infringe our patents we face a risk that the infringer will defend itself through a counter-claim of patent invalidity or other such claims.  Subsequent legal action could potentially overturn, invalidate or limit the scope of our patents.

Under the relevant Patent Acts in most of the countries in which our non-coding patents have issued, the relevant judicial system has rights to impose compulsory licensing.  The relevant governments typically hold “march-in” rights by which they may unilaterally choose to exploit the technology.  To the extent that the Company’s non-coding technology is used in the conduct of research, we also face risks, uncertainty and controversy over the licensing of our technology to those conducting the research.

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

On October 15, 1999, the Company’s corporate status was changed from a No Liability Company to a company limited by shares.  On August 29, 2000, following the acquisition of Swiss company GeneType AG, we changed our name to Genetic Technologies Limited, which is our current name.  At that time, we phased out our mining activities and became a biotechnology company, following which our stock exchange listing was duly transferred from the mining board of the ASX to the industrial board and our shares were thereafter classified under the industry group “Health and Biotechnology”, completing our transformation from a mining company into a biotechnology company.  Our current activities in biotechnology primarily concentrate on one clearly defined area of activity which is covered under Item 4.B “Business Overview”.

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

On April 14, 2010, we announced that we had acquired certain assets from Perlegen Sciences, Inc. in California, with the main asset being the BREVAGen™ breast cancer risk assessment test (“BREVAGen™”).  In addition to the BREVAGen™ test, we also acquired a suite of patents valid to 2022 which augment and extend our current non-coding patent portfolio.  On June 28, 2010, we incorporated a wholly-owned subsidiary named Phenogen Sciences Inc. in the State of Delaware which commenced selling the BREVAGen™ test in the U.S. marketplace in June 2011. In October 2014, the Company released its next generation breast cancer risk assessment test BREVAGenplus®

During 2014, the Directors considered an offer by Specialist Diagnostic Services Ltd (SDS), the wholly owned pathology subsidiary of Primary Health Care Ltd., to purchase the assets of the Australian Genetic testing business, which included Paternity, Forensics, Animal and Medical testing for the ANZ region.  In September 2014, the Company signed a binding Sale and Purchase Agreement with SDS.

On 19 November 2014, the Company completed the sale of its heritage Australian Genetics business to SDS.

Item 4.B      Business Overview

Founded in 1989, Genetic Technologies is an established Australian-based global genetic testing business specializing in cancer diagnostics, with a focus on women’s health.

Listed on the ASX (GTG) in 2000 and NASDAQ (GENE) in 2005, the Company has established a successful fee-for-service genetic testing business that is primarily focused on the U.S. market.

From its headquarters in Melbourne, Victoria, the Company’s laboratory holds a number of accreditations including:

•                 The Clinical Laboratory Improvement Amendments (CLIA) license required for all laboratories offering testing in the U.S.;

•                 The Clinical Laboratory Evaluation Program (CLEP) license, an additional certification required to offer tests in New York State;

•                 A Medical Device Establishment License (MDEL) required for Canada;

•                 The BREVAGenplus® test is CE marked for sale in Europe; and

•                 The laboratory complies with the International Organisation for Standardisation (ISO), enabling it to accept test samples from anywhere in the world

Following its acquisition, in 2010, of a proprietary breast cancer risk assessment test named BREVAGen™, the Company established a permanent office in North Carolina from which its current U.S sales activities are based.

On September 15, 2014 we announced plans to restructure and realign our group activities, in order to focus our strategy on the U.S. molecular diagnostics market and the commercialisation of our lead breast cancer risk test BREVAGen through our U.S. subsidiary Phenogen Sciences, Inc.  In October 2014, we announced the U.S. release of BREVAGenplus, an easy-to-use predictive risk test for the millions of women at risk of developing sporadic, or non-hereditary, breast cancer, representing a marked enhancement in accuracy and broader patient applicability, over our first generation BREVAGen product.  We also made a pivotal change of sales and marketing emphasis toward large comprehensive breast treatment and imaging centers, which are more complex entities with a longer sales cycle, but higher potential.  As part of this realignment, on November 19, 2014 we completed the sale of our heritage Australian genetics business to Specialist Diagnostic Services Ltd.  As part of the Company’s strategy to focus on the expansion of its cancer diagnostic franchise, we continue to evaluate opportunities to sell, out-license or co-develop other assets and technologies in which we have an interest, including our legacy non-coding assertion and licensing program.

Physicians who order clinical tests for their patients represent the primary sources of our testing volume. Fees invoiced to patients and third parties are based on our fee schedule, which may be subject to limitations imposed by third-party payers. Fees invoiced to federal health care programs such as Medicare and Medicaid, are based on fee schedules set by applicable governmental authorities, such as the Center for Medicare and Medicaid Services (CMS). The clinical laboratory industry is highly regulated and subject to significant and changing Federal and state laws and regulations. These laws and regulations affect key aspects of our business, including licensure and operations, billing and payment for laboratory services, sales and marketing interactions with ordering physicians, security and confidentiality of health information, and environmental and occupational safety.  Oversight by government officials includes regular inspections and audits.  We seek to and believe that we do conduct our business in compliance with all applicable laws and regulations.

The United States Clinical Laboratory Improvement Amendments of 1988, or CLIA, extends Federal licensing requirements to all clinical laboratories (regardless of the location, size or type of laboratory), including those operated by physicians in their offices, based on the complexity of the tests they perform.  CLIA also establishes a stringent proficiency testing program for laboratories and includes substantial sanctions, such as suspension, revocation or limitation of a laboratory’s CLIA certificate (which is necessary to conduct business), cancellation or suspension of the laboratory’s approval to receive Medicare and Medicaid reimbursement, and significant fines and/or criminal penalties.

CLIA, and its implementing regulations, includes quality standards (establishing Federal quality standards for all clinical laboratories); application and user fee requirements; and enforcement procedures.  The quality standard regulations establish varying levels of regulatory scrutiny depending upon the complexity of testing performed. The tests on samples provided through our products are processed at our laboratory in Melbourne, Australia.  Our laboratory completed its first CLIA inspection under CLIA guidelines and received its certificate of compliance effective November 17, 2011. We expect a second inspection in late 2015 or early 2016.  We believe the Company is in compliance with all applicable federal and state laboratory requirements. Under CLIA, the company remains subject to state and local laboratory regulations.   CLIA provides that a state may adopt laboratory regulations that are more stringent than those under federal law, and some states require additional personnel qualifications, quality control, record maintenance and other requirements.

BREVAGen and BREVAGenplus are laboratory developed tests, or LDTs.  The federal Food and Drug Administration, or FDA, has regulatory responsibility over, among other areas, instruments, test kits, reagents and other medical devices used by clinical laboratories to perform diagnostic testing.  CLIA-certified laboratories, such as ours, frequently develop internal testing procedures to provide diagnostic results to customers. These tests are referred to as laboratory developed tests, or LDTs.  LDT’s are subject to CMS oversight through its enforcement of CLIA.  The FDA has also claimed regulatory authority over all LDTs, but indicates that it has exercised enforcement discretion with regard to most LDTs offered by high complexity CLIA-certified laboratories, and has not subjected these tests to the panoply of FDA rules and regulations governing medical devices.  However, the FDA has stated that it has been considering changes in the way it believes that laboratories ought to be allowed to offer these LDTs, and during 2010 publicly announced that it would be exercising regulatory authority over LDTS, using a risk-based approach that will direct more resources to tests with the highest risk of injury.  In September 2014, the FDA announced its framework and timetable for implementing this guidance.

Corporate Information

Our registered office, headquarters and laboratory is located at 60-66 Hanover Street, Fitzroy, Victoria, 3065, Australia and our telephone number is +-61 3 8412 7000. The offices of our U.S. subsidiary, Phenogen Sciences Inc., are located at 9115 Harris Corners Parkway, Suite 320, Charlotte, North Carolina, 28269 U.S.A.  The telephone number for the Phenogen Sciences office is (877) 992 7382.  Our website address is www.gtglabs.com.  The information in our website is not incorporated by reference into this Annual Report and should not be considered as part of this Annual Report

Industry background

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

Genomics

A genome is an organism’s complete set of DNA and the study of that DNA is called genomics.  Genomes vary in size, with bacteria displaying the smallest known genome at 600,000 DNA base pairs, while human and mouse genomes have over 3 billion.  The DNA of the human genome is organized into 24 distinct chromosomes that contain from 50 million to 250 million base pairs on each chromosome.  The DNA on each chromosome contains genes that are specific sequences that encode proteins that actually perform the work within a cell and also make up the cell itself

Genetic variability

Almost 99.9% of an individual’s genome is identical to that of every other individual’s genome.  However, even slight variations in sequence can drastically change how a gene functions.  Variations can lead to harmless changes, such as blue eyes instead of brown, or to major diseases such as cancer, cystic fibrosis, or cardiovascular disease.  Genetic variations can also be responsible for many of the differences in the ways individuals respond to drug therapies.  As a result of this knowledge, routine analysis of SNPs and other genetic variations is expected to play an increasingly important role in the discovery and development of new drugs, as well as in a variety of diagnostic therapeutic and other medical and life science applications.  Industry sources estimate there are millions of genetic variations in the human genome, creating demand for products and technologies that can quickly and accurately detect and analyze these variations.  It is thought that the medicine of the future will be dispensed to a patient based on his or her own specific DNA variations.  This type of “personalized medicine” will require sophisticated genetic tests to determine the genetic composition of an individual and the science is progressing rapidly.

Genetic tests

Most genes come in many different forms, called alleles.  One or more allele may be associated with a particular disease state.  Genetic testing involves the direct examination of an individual’s DNA for a DNA marker associated with the allele of interest.  The determination of the particular alleles an individual has within his or her DNA is called genotyping.

The most commonly tested marker of a particular allele is a SNP.  The variations within genes that may be responsible for a disease are now known to be much more complicated than was previously understood, and the role of SNPs is now being found to be highly relevant in a growing number of diseases.

Medical testing

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

In December 2009, Genetic Technologies negotiated an exclusive option to investigate the purchase of various assets from Perlegen Sciences, Inc. of Mountain View, California which included a breast cancer non-familial risk assessment test, BREVAGen™.  Those assets were subsequently purchased by the Company in April 2010.  Work then began on validating the test in the Company’s Australian laboratory as well as initiating the process for obtaining CLIA certification which would enable the Company to undertake the testing of samples received from the U.S. market.  By July 2010, a new U.S. subsidiary named Phenogen Sciences Inc. had been incorporated by the Company in Delaware to market and distribute the BREVAGen™ test across mainland U.S.A.

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

In August 2012, the Company announced that it had received European CE Mark approval for BREVAGen™, which will allow BREVAGen™ to be sold in the EU and other countries that recognize the CE Mark.

During the first half of the 2013 financial year, the Company announced that it had received licensure to sell BREVAGen™ into the states of California and Florida, bringing the total number of U.S. states in which the BREVAGen™ test can be sold to 49 of the 50 U.S. states.  In July 2013, the Company was inspected by a representative of the New York State Department of Health, Clinical Laboratory Evaluation Program (“CLEP”).  The Company’s laboratory received an inspection result with no deficiencies reported and, on August 30, 2013, the Company announced that it had received its Clinical Laboratory Permit (CLEP) from the New York State Department of Health.  This permit, which allows the Company to offer the BREVAGen™ test to residents of New York State, completed the final out-of-state licensure allowing the Company to provide testing services to all 50 U.S. states.

Test samples received since launch

Since launching its BREVAGen test in the U.S. market in July 2011, followed by the U.S. release of BREVAGenplus, in October 2014, the number of test samples received up to balance date June 30 2015, was 8,558 tests.

During the financial year ended June 30, 2012, the Company generated the first sales of its BREVAGen™ test.  Whilst not material to the overall result, in accordance with revenue recognition principles, due to the relatively limited numbers of tests sold in that first year of launch, the income generated from these sales was recorded on a cash basis.  Effective January 1, 2013, significant changes in the US reimbursement system have impacted (positively) on the amounts the Company has since received for the

BREVAGen tests it performs. As at June 2014, the Company had enough historical data to use to enable it to determine a reliable estimate of the amount of revenue expected to be received. Accordingly the Group now recognises the revenue on the BREVAGen test on an accruals basis.

Further expansion of the Company’s credentialing program

Credentialing with Preferred Provider Organizations (“PPOs”) allows for expedited claim adjudication as “in-network”.  A PPO is a managed care organization of medical doctors, hospitals and other health care providers which has covenanted with insurers or third-party administrators to provide health care, at reduced rates, to the clients of the respective insurer or administrator.  Credentialing is a process whereby provider organizations such as physicians, care facilities and ancillary providers (including testing service providers such as Phenogen Sciences) contract directly with the PPO.  Contracts with PPOs are fundamental to having claims for the BREVAGen™ test adjudicated as “in-network”.

Credentialing contracts have now been executed between the Company and InterWest Health, FedMed Inc., MultiPlan Network, Three Rivers Provider Network, Prime Health Services, National Preferred Provider Network / PlanCare America / Ohio Preferred Provider Network LLC (NPPN / OPPN), Galaxy Health Network and Fortified Provider Network.

The positive impact of this activity is reflected in the fact that the average reimbursement received in respect of claims that were adjudicated as “in-network” was significantly higher than the amounts received in respect of claims that were adjudicated as “out-of-network”, with the time taken to collect the funds also being materially shorter.

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

Reimbursement

Up until the end of the 2012 calendar year, insurance claims for BREVAGen were submitted using the so-called “code stack” of CPT methodology codes.  Reimbursement under this regime was positive, with a low percentage of denials and appeals.  However, effective 1 January 2013, the AMA removed the code stack claim process, requiring tests without a specific CPT code to be claimed via an “Unlisted or Miscellaneous Code”.

As a result of the above changes the Company now uses a miscellaneous code when submitting claims for reimbursement from insurers. As part of this transition, the list price for the BREVAGen test was increased to enable the Company to receive payment for aspects of the test that were not previously available under the code stack. Importantly, notwithstanding this, the Company did not seek to increase the maximum out-of-pocket amount that a given patient is required to pay for a BREVAGenplus test under its “Patient Protection Program.”

Though the Company’s reimbursement per test (including write-offs and denials for non-coverage) has increased by more than 30%, the use of a miscellaneous code requires more administration and time by the Insurance Company to adjudicate and process the claim, thus increasing the time taken to receive reimbursement.

Clinical utility studies and peer-review publications to drive reimbursement outcome

The Company has launched an initiative to reinvigorate the pathway to Peer- Review Publication. Attaining such publications in medical journals will help to further strengthen the Company’s commercial position and accelerate reimbursement discussions with private payers.

The Company had previously conducted multiple scientific studies to develop and validate the first generation BREVAGen test as well as created two health economic models to demonstrate potential cost savings and health benefits associated with the BREVAGen test. Importantly, due to the nature of the technology and the specific improvements incorporated in BREVAGenplus, the research undertaken and published based on the original version of the test remains applicable to the new and improved BREVAGenplus test.

Following is a list of peer-reviewed publications on the BREVAGen test, to date:

1)             “Cost-effectiveness of a Genetic Test for Breast Cancer Risk”. Cancer Prevention Research. 2013 Dec; 6(12):1328-36.

2)             “Economic Evaluation of Using a Genetic Test to Direct Breast Cancer Chemoprevention in White Women with a Previous Breast Biopsy”. Applied Health Economics and Health Policy. 2014 Apr; 12(2):203-17.

3)             “Using SNP genotypes to improve the discrimination of a simple breast cancer risk prediction model”. Breast Cancer Res Treat. 2013 Jun; 139(3):887-96.

4)             “Assessment of clinical validity of a breast cancer risk model combining genetic and clinical information”. J Natl Cancer Inst. 2010 Nov 3; 102(21):1618-27.

And supporting presentations:

1)             Jacoby E, DiCicco, Allman R. (2013). Impact of genomics on the assessment and management of breast cancer risk in a women’s healthcare clinic. Proceedings of the National Consortium of Breast Centers March 2013.

2)             Fohlse HJ, Dinh TA, Allman R. (2013). Genetic testing for breast cancer risk estimation — A cost-effectiveness analysis. Presented at The California Pacific Medical Centre Breast Cancer Risk Assessment Workshop June 2013.

3)             Fohlse HJ, Dinh TA, Allman R. (2013). Genetic testing for breast cancer risk estimation — A cost-effectiveness analysis. Presented at the San Antonio Breast Cancer Symposium December 2013.

While these papers remain relevant to the BREVAGenplus test, they:

1)             Underestimate its improved performance, due to its inclusion of a greatly expanded single-nucleotide polymorphism (SNP) panel; and

2)             Do not capture the performance of BREVAGenplus in African American and Hispanic women, two groups for which the first iteration of the test was not validated.

Even though the BREVAGen concept has already demonstrated market acceptance, the Company  recognizes that in order to secure wider commercial payer coverage and or to improve the level of commercial payer payments currently received, it needs to provide additional evidence that demonstrate the impact of the test on treatment decision-making that is aligned with payer evidence requirements. As such, the Company is about to commence a series of clinical utility studies that will provide further evidence to support the product’s value proposition and clinical benefits.

The first of three clinical trials planned is scheduled to begin in Q2 FY16 with completion expected before the end of FY16. Two longer-term clinical trials are also expected to commence within the current financial year and are designed to run for up to two years. One of the longer term studies will be prospective in design looking at patient outcomes, with the other being retrospective, assessing the impact of the test on MRI screening rates.

The data obtained from these studies will be utilized in direct contracting discussions with insurers and self-insured employer groups. Peer-reviewed publications demonstrating the product’s utility in terms of patient outcomes and its impact on healthcare costs is the most powerful marketing tool for a product like BREVAGenplus. Such publications are crucial in convincing physicians’ to use a product and how much payers will pay for its use.

Additional Clinical

New Product Development

BREVAGenplus is a State-of-the-Art Breast Cancer Risk Assessment Test designed to enable a more personalized breast cancer risk assessment in a greater number of women

The identification, in 2007, of a number of single nucleotide polymorphisms (SNPs), each with an associated small relative risk of breast cancer, led to the development of the first commercially available genetic risk test for sporadic breast cancer, BREVAGenTM.  The Company launched the product, in the U.S. in June 2011.  In October 2014, Genetic Technologies released its next generation breast cancer risk assessment test, BREVAGenplus.  This new version of the test incorporates a 10-fold expanded panel of genetic markers (SNPs), known to be associated with the development of sporadic breast cancer, providing an increase in predictive power relative to its first-generation predecessor test.  In addition, the new test is clinically validated in a broader population of women including, African American and Hispanic women. This increases the applicable market beyond the Caucasian only indication of the first generation test, and simplifies the marketing process in medical clinics and breast health centres in the U.S.

The expanded panel of SNPs incorporated into BREVAGenplus were identified from multiple large-scale genome-wide association studies and subsequently tested in case-control studies utilising specific Caucasian, African American and Hispanic patient samples.

BREVAGenplus is a first-in-class, clinically validated, predictive risk test for sporadic breast cancer which examines a woman’s clinical risk factors, combined with seventy seven scientifically validated genetic biomarkers (SNPs), to allow for more personalised breast cancer risk assessment and risk management.

Physicians worldwide look largely to family history of breast cancer as an indication of risk in patients for developing this disease. However, 85% of women who develop breast cancer have little or no family history of developing the disease and BREVAGenplus is designed to help elucidate risk in this group of women.

Targeted towards women over the age of 35 who have little or no family history of breast cancer but harbor one or more known clinical risk factors such as early menstruation, late childbirth, late menopause, a history of atypical or benign breast biopsies, BREVAGenplus provides a more accurate tool for assessing a woman’s personal risk of developing breast cancer.

In addition, women designated as having ‘dense breasts’ upon mammographic evaluation are recognized as being at elevated risk of developing breast cancer, which makes these patients potential candidates for the BREVAGenplus test.  Several U.S. States have enacted legislation, which mandates that breast density be documented on mammogram reports, and encourages physicians to discuss risk profiles and risk reduction strategies with these patients. Recent scientific evidence indicates that BREVAGenplus may help to properly identify the high risk women in this category. It is expected that more U.S. jurisdictions will adopt similar legislation in the coming years, increasing awareness of the correlation between dense breast and breast cancer risk amongst healthcare providers, patients and health insurance payers.

Australian Genetics testing business

During 2014, the Directors considered an offer by Specialist Diagnostic Services Ltd (SDS), the wholly owned pathology subsidiary of Primary Health Care Ltd., to purchase the assets of the Australian Genetic testing business, which included Paternity, Forensics, Animal and Medical testing for the ANZ region.  In September 2014, the Company signed a binding Sale and Purchase Agreement with SDS.

On 19 November 2014, the Company completed the sale of its heritage Australian Genetics business to SDS.

The divestment of the Australian Genetics business was in line with the Company’s announcement on September 15, 2014, of plans to sell non-core assets and focus business activities on the US Molecular Diagnostics market and commercialization of the Company’s lead breast cancer risk test BREVAGenplus.

Our Support for Significant Research Projects

During the year ended June 30, 2015, Genetic Technologies supported one major research program (BREVAGenplus), details of which have been provided below.  In previous years, other projects, which have since been terminated or otherwise commercialized, have also been supported by the Company. The Company is constantly seeking new opportunities. Historically some projects have arisen from new inventions made by the Company while some have been made by others who have approached the Company seeking collaboration and support for their activities.

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

BREVAGenplus® Project

In June 2011, the Company launched the first iteration of the breast cancer risk assessment test; BREVAGen™. In October 2014, Genetic Technologies released its next-generation breast cancer risk assessment test, BREVAGenplus. This new version of the test incorporates a 10-fold expanded panel of genetic markers (SNPs), known to be associated with the development of sporadic breast cancer, providing an increase in predictive power relative to its first-generation predecessor test. In addition, the new test has been studied in a broader population of women including, African American and Hispanic women. This increases the applicable market beyond the Caucasian only application of the first generation test, and simplifies the marketing process in medical clinics and breast health centres in the U.S. The expanded panel of SNPs incorporated into BREVAGenplus were identified from multiple large-scale genome-wide association studies and subsequently tested in case-control studies utilising specific Caucasian, African American and Hispanic patient samples.

Background and unmet need

Physicians worldwide look largely to family history of breast cancer as an indication of risk in patients for developing this disease. However, 85% of women who develop breast cancer have little or no family history of developing the disease and BREVAGenplus is designed to help elucidate risk in this group of women.

Targeted towards women over the age of 35 who have little or no family history of breast cancer but harbour one or more known clinical risk factors such as early menstruation, late childbirth, late menopause, a history of atypical or benign breast biopsies, BREVAGenplus provides a more accurate tool for assessing a woman’s personal risk of developing breast cancer.

Additional clinical utility studies and peer-reviewed publication strategy

Although the BREVAGen concept has already demonstrated market acceptance, the Company recognises that in order to secure wider commercial payer coverage and improve the level of commercial payer payments currently received, it needs to provide additional evidence that demonstrate the impact of the test on treatment decision-making that is aligned with payer evidence requirements. As such, Genetic Technologies will be conducting further research and development projects to demonstrate the clinical utility of the BREVAGenplus test. Peer-reviewed publications demonstrating the product’s utility in terms of patient outcomes and its impact on healthcare costs is the most powerful marketing tool for a product like BREVAGenplus.

Government regulation:

The provision of clinical testing services and in vitro diagnostic medical devices is subject to extensive regulatory requirements in most developed countries.  In the United States, the Centers for Medicare and Medicaid Services (CMS) regulates all laboratory testing (except research) performed on human tissue or fluid samples on behalf of the Food and Drug Administration (FDA) through the Clinical Laboratory Improvement Amendments (CLIA).  The FDA regulates clinical trials and medical devices.  In Australia, the regulation of clinical trials and medical devices is performed by the Therapeutic Goods Administration (TGA).  Accreditation of laboratories offering pathology services is granted by the Health Insurance Commission, based on a report of assessment by the National Association of Testing Authorities, Australia (NATA).  In addition, in the State of Victoria, where the Company has its headquarters, accreditation may also be obtained from the Pathology Services Accreditation Board, again subject to favourable assessment by NATA.

Historical Research Projects

Following a significant corporate restructure during the 2015 fiscal year, a strategic decision was made to focus the Company on the US diagnostics market and all historical research projects, including the RareCellectTM Project have been suspended. The Company will continue to pursue out-licensing/co-development partnering options for the RareCellect™ Project.

Competition

The medical diagnostics and biotechnology industries is subject to intense competition.  As more information regarding cancer genomics and personalized medicine becomes available to the public, we anticipate that more products aimed at identifying cancer risk will be developed and that these products may compete with ours. However, the use of Single Nucleotide Polymorphisms (SNPs), for disease risk prediction is still a relatively new field of medicine.

Currently, there are no active direct competitors marketing an assay similar to that of BREVAGENplus in the sporadic breast cancer risk assessment space.   In recent years, a number of organizations, including 23andMe, Intergenetics, and Navigenics have attempted to commercialize SNP-based genetic tests, to both physicians and consumers, to assess sporadic breast cancer risk in relevant patient populations.  But, either due to a lack of adequate and compelling scientific validation, and/or sufficient commercial impetus and capability, these efforts have led to lackluster market adoption, resulting in either the dissolution of these businesses or a marked change in their strategy and ultimate competitive posture to genuinely challenge the efforts of the Company to commercialize and grow its BREVAGENplus franchise.

Nonetheless, there are a number of academic centers and affiliated research and development bodies, in the U.S and in Europe, that are reportedly exploring the validity and clinical viability of SNP-based commercial tests in the clinical setting, but it is unclear to what extent these entities currently represent  a direct or indirect potential competitive liability to the Company.   A number of established, mature laboratory services companies, such as Myriad Genetics, Ambry Genetics, and Laboratory Corporation of America, among others, have the demonstrable product development, marketing skill and resources to enter into this market for sporadic breast cancer risk assessment. Many of these larger potential competitors have already established name and brand recognition and more extensive collaborative relationships, but again, it is unclear to what extent these potential competitive threats could manifest in the near-to-long term.

The Company continues to invest in proprietary, differentiating features of its BREVAGENplus test offering to diminish any prospective efforts of a potential competitor, be they an established commercial laboratory provider, a research/academic test development or laboratory services entity.  Therefore, any imminent bona fide risk that any one of these entities represents to the continued success and growth of the Company’s BREVAGENplus commercialization efforts and market-leading position in this area is not clear.

The Company’s competitive position in the genetic testing area is based upon, amongst other things, our ability to:

•             maintain first to market advantage;

•             continue to strengthen and maintain scientific credibility through the process of obtaining scientific validation and undertaken further clinical trials supported by Peer-reviewed publication in medical journals;

•             create and maintain scientifically-advanced technology and offer proprietary products and services

•             Continue to strengthen and improve the messaging and the importance and value of the breast cancer information that BREVAGenplus provides to Physicians

•             attract and retain qualified personnel;

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

Licensing

Non-Coding Assertion Program

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

On the 30 October 2014, Judge Stark issued a Memorandum Opinion finding Claim 1 of the Company’s foundation ‘179 patent ineligible and granted that Motion to Dismiss. Legal Counsel has now prepared an appeal to the decision in the Federal Circuit. It is anticipated that the appeal will be argued in September 2015, with a decision being issued between December 2015 and June 2016.  Counsel sought and achieved a stay of all non-appealed actions pending resolution of the Appeal. Several of those cases are asserted against major pharmaceutical companies.

If the appeal is successful in overturning Judge Stark’s decision, the pending cases will be resumed.

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

Item 4.D                        Property, Plant and Equipment

Subsequent to June 30, 2015, the Company renewed its two leases in respect of premises occupied by the Group.

Fitzroy, Victoria

Genetic Technologies Limited rents the offices and laboratory premises which are located at 60-66 Hanover Street, Fitzroy, Victoria, Australia (an inner suburb of Melbourne) from Crude Pty. Ltd.  The renewed lease is due to expire on August 31, 2018.  The anticipated total rental charge in respect of the year ending June 30, 2016 is approximately $211,672.  Genetic Technologies Limited does not have an option to purchase the leased premises at the expiry of the lease period.

Charlotte, North Carolina

Phenogen Sciences Inc., a wholly-owned subsidiary of Genetic Technologies Limited, rents office premises which are located at 9115 Harris Corners Parkway, Suite 320, Charlotte, North Carolina, USA from New Boston Harris Corners LLC.  The lease has been renegotiated for a further 12 months to October 31, 2016.  The anticipated total rental charge in respect of the year ending June 30, 2016 is approximately USD 33,520.  Phenogen Sciences Inc. does not have an option to purchase the leased premises at the expiry of the lease period.

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

On August 29, 2000, Duketon Goldfields Limited received shareholder approval to change its activities from a mining company to a biotechnology and genetics company on the acquisition of all the issued capital of GeneType AG of Switzerland.  Following the acquisition of GeneType AG, the new combination has been engaged in the researching, developing and commercialization of genetic concepts primarily related to our intron sequence patents and genomic mapping patents.  We were also the largest accredited paternity testing laboratory in Australia which GeneType had operated since 1990.  Over the past seven years, the Company granted licenses to its patents and expects to derive revenue from further licensing of its patents.  Prior to the merger with GeneType AG, the mining exploration activities had ceased and were being progressively disposed of by August 2000.  The Company was basically an investment shell and following the completion of the merger the old shareholders of GeneType AG were in control of the company which formed the basis for treating the acquisition of GeneType AG as a reverse acquisition.

Formerly a Development Stage Enterprise

Until 2002, we were a development stage enterprise.  We had been developing our technology that resulted in the granting of seven families of patents in the U.S.A. which we have now actively started to commercialize and enforce.  Since inception up to June 30, 2015, we have incurred $100,985,283 in accumulated losses.  Our losses have resulted principally from costs incurred in research and development, general and administrative and sales and marketing costs associated with our operations.  Refer to the Consolidated Statements of Operations in Item 18.

The research and development costs incurred prior to August 2000 were funded by the shareholders of GeneType AG.  On completion of the merger of Duketon Goldfields Limited and GeneType AG in August 2000, to form Genetic Technologies Limited, existing funds of approximately $6 million within Genetic Technologies Limited were applied towards the Group’s research and development and general and administrative expenses.  The Company has since completed several placements of shares in August 2003, July 2011, December 2014 and March 2015. There have also been other amounts raised from the exercise of unlisted options, principally in April 2005 and February 2015.  We have primarily depended on these sources of funds to meet our financing needs.  However, we now license our non-coding technology and provide a series of genetic tests, both of which generate revenue to fund our expenses.

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

Where we derive our revenues

During the year, the Company divested its interest in other genetic testing services to concentrate on the principal activity of the provision of molecular risk assessment for cancer.

The operating revenues for the year is directly reflective of the repositioned business.  Non-core business was sold, operations appropriately scaled back and equity raised to set the Company up for future success.  Critical to this was the release of the much improved 2nd generation BREVAGenplus® test in October 2014.  The Company has purposefully moved focus away from reliance on its past licensing assertion programme as there is now a clear focus on concentrating effort on the Company’s lead product BREVAGenplus® in the U.S.

During the 2015 financial year, Genetic Technologies Limited and its subsidiaries generated consolidated gross revenues from continuing operations, excluding other revenue, of approximately $2.0 million compared to $4.6 million in the preceding year.  $(2.2) million of this differential is directly attributable to the divested Heritage business with the balance of $(0.4) million due to a decrease in the overall combined sales of the BREVAGenTM and BREVAGenplus® tests.

Our major source of revenues and other income up to June 30, 2002 were grants received from the Australian Government under the START Program licensing, fees from licensing the non-coding patents, DNA paternity testing services income in Australia.  From 2003 to 2014, our revenues were derived principally from the sale of genetic tests and the granting of licenses to our non-coding technology.  During that period, our licensing program successfully secured licenses from a total of 72 commercial licensees and 6 research licensees.  In June 2011, we launched the BREVAGenTM breast cancer risk assessment test in the U.S. marketplace and, as we are now accredited to offer the test in all 50 U.S. States, we anticipate that the revenues from the sale of this test will increase.

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

Recent Accounting Pronouncements

In respect of the year ended June 30, 2015, the Group has assessed all new accounting standards mandatory for adoption during the current year, noting no new standards which would have a material effect on the disclosure in these financial statements.  There has been no affect on the profit and loss or the financial position of the Group.  Certain new accounting standards and interpretations have been published that are not mandatory for June 30, 2015 reporting periods.  The Group’s and the parent entity’s assessment of the impact of these new standards and interpretations is set out in Note 2(b) of the attached financial statements.

Critical Accounting Policies

The accounting policies which are applicable to the Group and the parent entity are set out in Notes 2(c) to 2(ab) of the attached financial statements.

Comparison of the year ended June 30, 2015 to the year ended June 30, 2014

Revenues from operations

The operating result for the year is directly reflective of the repositioning of the business.  Non-core business was sold, operations have been appropriately scaled back and equity has been raised to set the Company up for future success.  Critical to this was the release of the much improved 2nd generation BREVAGenplus® test in October 2014.  The Company has purposefully moved focus away from reliance on its past licensing assertion programme as there is now a clear focus on concentrating effort on the Company’s lead product BREVAGenplus® in the U.S.

During the 2015 financial year, Genetic Technologies Limited and its subsidiaries generated consolidated gross revenues from continuing operations, excluding other revenue, of approximately $2.0 million compared to $4.6 million in the preceding year.  $(2.2) million of this differential is directly attributable to the divested Heritage business with the balance of $(0.4) million due to a decrease in the overall combined sales of the BREVAGenTM and BREVAGenplus® tests.

Overheads have decreased by approximately $2.6 million compared with 2014.  The combined areas of selling/ marketing, administration (excluding net foreign currency losses), licensing and operations totaled $11.9 million for the year compared with $14.5 million for 2014.  The decreased licensing activities accounted for approximately $0.6 million of the decrease with the remaining $2.1 million the result of the divestment of the Heritage business in November 2014, benefits derived from restructure activities and better management with overhead spending.

With reference to significant “one-off” items, the loss for the year of approximately $8.8 million includes a $1.4 million pre-tax profit on the sale of the Heritage business and a write-down of $0.8 million against the opening asset value for the Immunaid option.

Gain on sale of Business

On November 19, 2014, the Company announced the sale of its heritage Australian Genetics business, which had previously provided diagnostic and sequencing services encompassing Australia only medical, forensic, paternity and animal genomic testing to Specialist Diagnostics Services Limited (SDS) for $ 2.1 million in cash. The divestment of the Australian Genetics business followed the Company’s announced plans to sell non-core assets and focus business activities on the commercialization of the BREVANGenplus® breast cancer risk test. The company recognized a one-off profit on disposal of $ 1,396,798 as a result of this disposal.

Cost of sales

Our cost of sales from continuing operations (which include direct costs incurred in performing our genetic testing services prior to disposal in November 2014) decreased by $946,486 (51.5%), from the 2014 financial year. The decrease is directly attributable to the divested Heritage business in November 2014.

Other revenue

Other revenue which includes the total revenues generated from our licensing activities increased by $ 163,319 (19%) in 2015 to $1,027,151 primarily as a result of licensing income from Applera Corporation of $781,108 (2014: $291,628 -this agreement will end in December 2015). This is offset by a decrease in royalties and annuities received of $ 146,655 as well as a decrease in other licensing income of $ 179,506. Although the overall focus changed during 2015 to grow sales revenues of BREVAGenplus® in the U.S, the Company will continue to use Sheridan Ross to assist with its licensing and intellectual property activities.

Selling and marketing expenses

Selling and marketing expenses decreased by $1,747,296 (28%) to $4,504,299 during the 2015 financial year. Personnel related costs decreased by $1,010,012 as a direct result of restructuring activities in Australia as well as the USA. There were also significant decreases in peer to peer/ consulting fees paid of $ 391,594 and travel related costs of $ 229,741.

General and administrative expenses

General and administrative expenses increased by $1,049,879 (33%) to $4,222,988 during the financial year.  There was an increase of $ 183,992 in share based payment expense primarily as a result of the Kentgrove Standby facility negotiated in 2015. At year end, an accrual of $200,000 for costs associated with a lease fitouts of the Company’s Fitzroy premises was recognized as part of the restructuring activities. The remaining increase in general & administrative expenses is contributed by an increase in professional service fees of $ 215,330 and travel expenses of $ 53,588. The increase is also contributed by the reversal of a provision for doubtful debts of $ 278,242 recognised in 2014.

Licensing, patent and legal costs

Licensing, patent and legal costs decreased significantly by $643,781 (60%) to $435,418 during the 2015 financial year. The change in focus away from reliance on the previous licensing assertion saw a decrease in legal fees of $ 232,957. Employee related costs decreased by $ 145,450 in line with the change and restructuring initiatives. There was also a decrease in commissions paid on new licenses of $126,950.

Laboratory, research and development costs

Laboratory, research and development costs decreased by $446,462 (14%) to $2,851,665 during the 2015 financial year. Patent and legal costs decreased by $192,696 (31%) mostly due to the suspension of the RareCellect research project. There was also a substantial decrease in employee costs of $278,449 as a result of this suspension and the sale of the Australian Heritage business. Contract research expenses increased by $ 185,146 as the Company intensified its clinical trial activities associated with the BREVAGenTM breast cancer risk assessment test.

Finance costs

Finance costs decreased by $479,505 (64%) to $ 264,694 during the 2015 year. The costs for 2014 included $691,649 incurred with the establishment of the Iron Ridge convertible note facility. Finance costs associated with the issue of convertible notes in 2015 were $ 150,500.

Other income and expenses

Other income and expenses included the following movements:

•                      Research and development tax credit of $111,188 in the current financial year decreased by $247,207. As per 2014, the research tax credit is recognized on an accrual basis when realizable.

•                  A net Foreign exchange loss of $ 200,243 was recognized during the financial year compared to a gain of $167,584 in 2014.

•                      Rental recoveries of $ 215,575 were received from SDS when the Australian Heritage business was sold at the end of November 2014 — this arrangement continued until August 2015 when SDS vacated the premises in Fitzroy.

Fair value loss on ImmunAid option fee

•                      The loss of $ 795,533 in 2015 resulted from the write down of the options granted by ImmunAid to Nil.

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

Other revenue

Other revenue includes the total revenues generated from our licensing activities.  For the 2014 financial year, the Company’s licensing revenues were $863,832 which represented a decrease of 82% as compared to the result from the previous year of $4,784,913.  During the 2014 financial year, we executed Settlement and License Agreements with five parties: Genesis Genetic Institute, LLC. Genelex Corporation., BioReference / Genepath and Lenetix., Reprogenetics LLC., Promega Corporation.  Included in the total licensing revenues is royalty and annuity income of $235,335, which decreased by $969,901 during the 2014 year.  Licensing revenues form part of the Australian geographic segment.

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

On March 12, 2014, the Company announced that a further consolidation had been achieved in the Northern District of California where, following the transfer of the Natera case, it has been consolidated, for at least some of the proceeding with the

Agilent case. Following the court’s ruling in favour of the Company, - denying the motion to dismiss based on invalidity, issued on March 9, 2014. The company has and will continue to resolve these cases appropriately based on the evidence found during the prosecution of cases.

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

Selling and marketing expenses

Selling and marketing expenses increased by $984,778 (19%) to $6,251,595 during the 2014 financial year.  Considerable expenses $5,762,023 were incurred this financial year as part of the expansion of the Company’s U.S. activities with respect to the sale of BREVAGenTM as compared with $3,608,635incurred during the preceding financial year.  This was an increase of $2,153,388 over the previous financial year. There were offsetting decreases in selling and marketing expenses incurred in Australia due to decreased personnel related costs of $625,666 due to restructuring measures incurred by the Company in the 2013 financial year and decreased consultancy costs of $154,407 and decreased marketing expenses of $146,769 compared with the prior financial year.

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

Licensing, patent and legal costs

Licensing, patent and legal costs decreased significantly by $1,320,625 (55%) to $1,079,199 during the 2014 financial year. The decrease in revenues from the new licenses granted during the financial year resulted in a material decrease in the quantum of commission payable of $1,080,116, together with a decrease in associated legal fees of $155,314.

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

Finance costs

Finance costs increased by $705,231 during the 2014 the financial year due to significant finance costs $691,649 incurred with the establishment of the Iron Ridge convertible note facility.

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

During the year ended June 30, 2015, we incurred comprehensive losses of $8,396,165.  During the year ended June 30, 2014, we incurred comprehensive losses of $10,283,545. During the year ended June 30, 2013, we incurred comprehensive losses of $9,323,063.

Since inception, our operations have been financed primarily from capital contributions by our stockholders, proceeds from our licensing activities and revenues from operations, grants, and interest earned on the Company’s cash and cash equivalents.

During the year ended June 30, 2015, the Company’s net cash flows used in continuing operations were $9,691,528. During the year ended June 30, 2014, the Company’s net cash flows used in continuing operations were $10,987,088. During the year ended June 30, 2013, the Company’s net cash flows used in continuing operations were $7,516,779.  The Company’s cash and cash equivalents were $18,341,357 as of June 30, 2015.

Financing and plans for restructure

On September 15, 2014 the Company announced plans to restructure and realign its group activities to focus its strategy on the US molecular diagnostics (“MDx”) market and commercialisation of the Company’s lead breast cancer risk test BREVAGen.

The core actions for these plans included the following which have been delivered during the past financial year:

•                  Sale/ divestment of non-core assets;

•                  Realignment of internal cost structures through a disciplined approach to cost management and capital allocation being driven by the recently appointed CFO; and

•                  Board restructure, including the appointment of new directors, to support and enhance Company’s focus on the US MDx market.

The proposed Company name change to represent a MDx focus was approved by shareholders at the Annual General Meeting held on November 25, 2014. On January 21, 2015, the Board resolved to defer the Company name change until a later date.

These implemented plans are expected to provide investors with a focused MDx company and refined US commercialisation strategy for BREVAGen, with a significantly reduced operating cost base.

In support of these plans, the following changes to the issued capital of the Company were completed:

•              Contributed equity increased by $25,166,636 to $115,247,128 as the result of a private share placements, a Share Purchase Plan, the issue of shares as part of the conversion of convertible notes and on the exercise of options attached to the convertible notes. (Refer Item 10.A — Share Capital for details)

•              The Company issued $2,150,000 of interest bearing convertible notes during the year which are convertible into ordinary shares at the option of the holder.  All but $25,000 of these notes were converted during the year.

•              On July 31 2014, the Company granted a total of 6,875,000 options over ordinary shares in the Company to its US employees.  The options, which were granted at no cost, entitle the holders to acquire one ordinary share at a price of $0.040 at any time up to, and including May 31, 2018, subject to certain vesting conditions.

•              On December 2, 2014, the Company granted a total of 143,333,333 fully vested options over ordinary shares in the Company to the holders of convertible notes.  The options, which were granted at no cost, entitle the holders to acquire one ordinary share at a price of $0.015 at any time up to, and including December 2, 2018.  As at June 30, 2015, 20,366,667 of these options remain unexercised.

The net cash received from the increase in contributed equity and the issue of the convertible notes was used principally to provide the Company with general working capital and to fund the continuing commercialisation and to facilitate the acceptance and growth of the Company’s flagship lead breast cancer risk test BREVAGenplus®.

The Directors have undertaken an assessment of the Company’s ability to pay its debts as and when they fall due.  As part of this assessment, the Directors have had regard to the Company’s cash flow forecasts for the twelve month period from the date of the attached Financial Report and the cash balance on hand as at that date.  The Directors believe that the Company will maintain sufficient cash reserves beyond the twelve month period from the date of this Annual Report.

Our net cash from / (used in) operating activities was $(9,691,528), $(10,987,088) and $(7,516,779) for the years ended June 30, 2015, 2014 and 2013, respectively.  Cash from / (used in) operating activities for each period consisted primarily of losses incurred in operations reduced by depreciation and amortization expenses, share based payments expenses, foreign exchange movements and unrealized profits and losses relating to investments.  In approximate order of magnitude, cash outflows typically consist of staff-related costs, selling and marketing expenses, service testing expenses, general and administrative expenses, legal/patent fees and research and development costs.

Our net cash from / (used in) investing activities was $1,965,422, $232,375 and $(178,652) for the years ended June 30, 2015, 2014 and 2013, respectively.  Typically, cash used in investing activities related to the acquisition of laboratory equipment, however in 2015 the sale of the Heritage business accounted for $2,100,895 of the cash generated from investing activities.  In addition, the agreement reached with Applera Corporation in December 2005 has provided us with significant credits for laboratory equipment and reagents produced by that company. Total credits received from Applera Corporation from December 2005 to June 2015 are $ 8,397,684, of which $ 781,138 was received in the June 30, 2015 financial year.  As of June 30, 2015, the balance of credits receivable under the various agreements with Applera Corporation was $ 149,815.

Our net cash from / (used in) financing activities was $22,867,263, $11,922,964 and $437,955 for the years ended June 30, 2015, 2014 and 2013, respectively. In respect of the year ended June 30, 2015, the Company generated gross cash flows of $23,289,927 from the issue of ordinary shares, $2,150,000 from the issue of convertible notes less costs associated with these transactions of $(2,572,664).  In respect of the year ended June 30, 2014, the Company generated net cash flows of $7,000,000 from the issue of 97,222,302 ordinary shares and $5,581,462 net from the issue of convertible notes. In respect of the year ended June 30, 2013, the Company generated net cash flows of $481,500 from the issue of 10,700,000 ordinary shares.

Apart from the purchase of plant and equipment of $192,592 in 2015, $47,917 in 2014, and $53,611 in 2013, we had no material capital expenditures for the years ended June 30, 2015, 2014 and 2013.

Future cash requirements

As disclosed above, the Directors have undertaken an assessment of the Company’s ability to pay its debts as and when they fall due.  As part of this assessment, the Directors have had regard to the Company’s cash flow forecasts for the twelve month period from the date of the attached Financial Report and the cash balance on hand as at that date.  The Directors recognize that there is uncertainty in the consolidated entity’s cash flow forecasts, however the Directors believe that the consolidated entity will be able to maintain sufficient cash reserves beyond the twelve month period from the date of this Annual Report through a range of available options as disclosed in Note 2(a) of the attached financial statements.  We do not have any lines of credit with National Australia Bank Limited (“NAB”) and nominal credit card facilities with NAB and Bank of America, N.A. which, as of June 30, 2015, had total available credit of $281,042.

Operating leases

We are obligated under two operating leases that were in place at June 30, 2015.  These leases relate to the premises occupied by the Company in Fitzroy, Victoria, Australia and by its U.S. subsidiary, Phenogen Sciences Inc., in Charlotte, North Carolina, U.S.A.  Both leases were renewed since June 30, 2015 details of which are located in Item 4.D.

The future minimum lease payments in respect of the two operating leases that were in place and had remaining non-cancellable lease terms as of June 30, 2015 were $75,526.

Item 5.C         Research and Development, Patents and Licenses, etc.

Our principal business is biotechnology, with the emphasis on genomics and genetics, the licensing of our non-coding patents, reduction to practice of our fetal cell patents and expansion of the related service testing business.

The following table details historic R&D expenditure by project.

	2015	2014	2013
	$	$	$
RareCellect	170,107	352,478	313,791
BREVAGENplus	346,792	13,910	—
Nematode project	—	1,053	1,053
Research at C.Y. O’Connor (refer note)	—	9,101	12,662
Other general R&D	211,693	235,357	245,871
Total R&D expense	728,592	611,899	573,377
Other expenditure	12,441,715	16,783,115	17,391,133
Total expenditure	13,170,307	17,395,014	17,964,510
R&D as a % of total expenditure	6%	3%	3%

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

All of these projects depend significantly on the basic inventions owned by our Company.  It remains a corporate objective that, where practical, to encourage all such research which could, in time, lead to a great number of new commercial licensing opportunities for Genetic Technologies.  Such opportunities are no longer considered to be core business given the Company’s

Such opportunities are also not limited to human applications, given the recent expansion of interest in the genetics of animals, plants and lower forms of life, including parasites and many organisms that contribute to either disease or to recuperative environmental systems of our planet.  Such research is likely to expand significantly in the coming years.  Our ability to secure licensing agreements from these areas of research as they develop into commercial operations will determine the level of revenue in the future.

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

Item 5F.      Information about contractual obligations

The table below shows the contractual obligations and commercial commitments as of June 30, 2015:

	0-1 year	>1-<3 years	>3-<5 years	>5 years
Operating lease commitments	$75,526	$—	$—	$—

The above financial obligations are in respect of leases over office and laboratory premises.

Item 6.           Directors, Senior Management and Employees

Item 6.A        Directors and Senior Management

The Directors of the Company as of the date of this Annual Report are:

Dr. Malcolm R. Brandon, BScAgr, PhD (Non-Executive)

Dr. Brandon was appointed to the Board on 5 October 2009 and as its Chairman on 28 November 2012.  He has over 39 years’ experience in commercially focused research and development and in building successful companies which have commercialised a wide range of Australian and international technologies. Dr. Brandon is currently Managing Director of genetics and artificial animal breeding company Clone International which uses cloning technologies to preserve the genetics of elite animals.

Eutillio Buccilli, (Executive Director and Chief Executive Officer)

In office as a Director from 12 June 2015 to the date of this Report.

Mr. Buccilli joined the Company in June 2014 as Chief Financial Officer. In November 2014, he was appointed to the position of Chief Operating Officer and Chief Financial Officer and was subsequently appointed Chief Executive Officer in February 2015.

Mr. Buccilli has more than 35 years of senior management experience in the financial services, contracting and recruitment, property and retail industries in Australia and the U.S. He has held senior management positions with blue chip corporations such as General Electric (“GE”), Computer Science Corporation, Coles Myer and Challenger Limited. Whilst at GE, Mr. Buccilli was seconded to the U.S., where he worked at the GE Capital Headquarters located in Stamford Connecticut. He brings to the Board extensive financial, corporate governance, commercial and fund raising experience

Dr Paul A. Kasian, AM, PhD, MBA (Non-Executive)

Dr. Kasian was appointed to the Board on 12 December 2013. He brings to the Board a combination of expertise in strategic business leadership and biotech investment giving him a deep understanding on key value drivers for companies in generating shareholder value. He is an experienced executive director with demonstrated domestic and international success in funds management, encompassing senior leadership, investment and risk roles.

Dr. Kasian has held senior leadership positions in a number of investment groups, and has significant funds management experience in Australia leading investment in the healthcare and life sciences sector. He holds a PhD in Microbiology and a Master of Business Administration, both from the University of Melbourne.

Grahame Leonard AM, BA (Hons), LLB, CA, CPA, FAICD (Dip), AFAIM (Non-Executive)

Mr. Leonard was appointed to the Board on 29 November 2013 and also serves as Chairman of the Company’s Audit Committee.

He is a qualified Lawyer and Chartered Accountant. He brings over 35 years in the corporate world including Lysaght (BHP), BTR Nylex and The Thompson Corporation. His numerous community positions include Commissioner, Victorian Multicultural Commission and Director of Transparency International Australia, (the Australian arm of the international anti-corruption watchdog).

Dr. Lindsay Wakefield, M.B.B.S

Dr. Wakefield was appointed to the Board on 24 September 2014.  Dr. Wakefield started Safetech in 1985. In 1993 he left medicine to become the fulltime CEO of the Company. Over the next 25 years, Safetech became a force in the Australian material handling and lifting equipment market, designing and manufacturing a wide range of industrial products. In 2006, Safetech was awarded the Telstra Australian National Business of the Year.

In 2013, Safetech merged to become STS (Safetech Tieman Solutions) which is Australia’s largest manufacturer and supplier of dock equipment, freight hoists and custom lifting solutions. Dr. Wakefield continues as Managing Director of STS and has been a keen Biotech investor for past 20 years, often at a mezzanine level.

Prof. Ian McKenzie and Dr. Mervyn Cass served as Directors of the Company from the beginning of the financial year until they resigned on November 25, 2014.

Mr. David Carter served as a Director of the Company from September 24, 2014 to January 27, 2015.

Senior Management

We have a professional team of qualified and experienced personnel, including a number of research and development scientists and technicians.  The Group currently has 27 full-time-equivalent employees in addition to the four Non-executive Directors listed above.  Of the total number of personnel, two have Doctorate qualifications.  In addition to the Chief Executive Office, Mr. Buccilli whose details are noted above, the members of the Company’s Senior Leadership Team as at the date of this Report, and a brief summary of their relevant experience, are as follows:

Kevin Fischer, CPA, AGIA, ACIS, B. Com. (Chief Financial Officer)

Mr. Fischer was appointed to the role of Chief Financial Officer and Company Secretary on November 2, 2015.

Mr. Fischer is a Certified Practicing Accountant and an Associate Member of the Governance Institute of Australia. With over 20 years of financial experience, his last decade has been at senior finance levels with biotech companies namely QIAGEN Australia Pty Ltd and Cellestis Limited, which was listed on the ASX until its acquisition in 2011. He has strong accounting, finance and IT skills developed through complex international businesses.

Dr. Richard Allman, PhD (Scientific Director)

Dr. Allman joined the Company in 2004 and was appointed as Scientific Director in December 2012.  He has over 20 years of scientific and research experience in both the academic arena in the UK and the commercial sector in Australia. He has wide experience in research leadership, innovation management, and intellectual property strategy, covering oncology, diagnostics, and product development. Prior to entering the biotech sector, Dr. Allman’s academic career encompassed oncology research, drug development, and assay design.

Diana Newport, (Quality and Business Operations Director)

Ms. Newport was appointed as Quality and Business Operations Director in September 2013. She comes to the Company with extensive international Quality Systems and operational experience in the highly regulated industries of food and pharmaceutical. The Company will benefit from her recent senior roles within the CSL quality control laboratories.

Brian Manuel, FCA, FGIA, FCIS, B. Com. (former Chief Financial Officer)

Until his resignation effective October 30, 2015 which was after the end of the most recent financial year, Mr. Manuel was appointed to the role of Company Secretary on July 9, 2015 following his appointment as Chief Financial Officer on June 15, 2015.

Also during the financial year, Ms. Alison Mew resigned as Chief Executive Officer on December 31, 2014 and Mr. Mark Ostrowski resigned as US Senior VP Sales and Marketing on January 31, 2015.

Item 6.B      Compensation

Details of the nature and amount of each major element of the compensation of each director of the Company and each of the named officers of the Company and its subsidiaries, for services in all capacities during the financial year ended June 30, 2015 are listed below.  All figures are stated in Australian dollars (AUD).

		Short-term		Post-employment	Other long-	Share-based
Name and title of	Year	Salary/fees	Other	Superannuation*	term benefits	Options	Totals
Non-Executive Directors	$	$	$	$	$	$
Dr Malcolm R. Brandon	2015	87,125	—	8,277	—	—	95,402
Non-Executive Chairman	2014	87,125	—	8,059	—	—	95,184

Grahame Leonard AM	2015	53,626	—	5,094	—	—	58,720
	2014	31,281	—	2,893	—	—	34,174

Dr Paul Kasian	2015	53,626	—	5,094	—	—	58,720
	2014	29,460	—	2,725	—	—	32,185

Dr Lindsay Wakefield (1)	2015	41,251	—	3,919	—	—	45,170
	2014	—	—	—	—	—	—

David Carter (2)	2015	18,907	—	1,796	—	—	20,703
	2014	—	—	—	—	—	—

Dr Mervyn Cass (3)	2015	22,344	—	2,123	—	—	24,467
	2014	53,626	—	4,959	—	—	58,585

Prof Ian McKenzie (3)	2015	21,554	—	2,048	—	—	23,602
	2014	31,281	—	2,893	—	—	34,174

Tommaso Bonvino (4)	2015	—	—	—	—	—	—
	2014	22,343	—	2,066	—	—	24,409

Benjamin Silluzio (4)	2015	—	—	—	—	—	—
	2014	22,343	—	2,066	—	—	24,409

Totals	2015	298,433	—	28,351	—	—	326,784
	2014	277,459	—	25,661	—	—	303,120

Notes pertaining to changes during the year:

(1)         Appointed to the Board in September 2014.

(2)         Appointed to the Board in September 2014 subsequently ceased to be a Director in January 2015.

(3)         Resigned from the Board effective November 2014.

(4)         Resigned from the Board in the previous financial year.

Executives

		Short-term		Post-employment	Other long-	Share-based
Name and title of	Year	Salary/fees	Other	Superannuation*	term benefits**	Options***	Totals
Executives	$	$	$	$	$	$
Eutillio Buccilli (5)	2015	238,090	80,000	27,369	8,085	—	353,544
Executive Director & Chief Executive Officer	2014	14,433	—	2,865	1,289	—	18,587

Luisa Ashdown (6)	2015	163,947	—	15,575	(20,672)	2,927	161,777
Director, Licensing & IP	2014	140,441	—	12,991	8,500	20,761	182,693

Diana Newport (7)	2015	154,350	20,000	16,088	2,793	—	193,231
Quality & Ops. Director	2014	98,692	10,000	23,878	7,644	—	140,214

Dr Richard Allman (8)	2015	145,965	15,812	15,084	19,908	—	196,769
Scientific Director	2014	125,725	12,000	14,252	7,459	—	159,436

Brian Manuel (9)	2015	8,333	—	792	737	—	9,862
Chief Financial Officer	2014	—	—	—	—	—	—

Alison J. Mew (10)	2015	137,164	25,000	15,401	(20,757)	—	156,808
Ex-Chief Executive Officer	2014	227,375	—	22,812	4,168	—	254,355

Mark J. Ostrowski (11)	2015	170,631	—	—	1,052	(28,886)	142,797
Ex-US Senior VP Sales and Marketing	2014	299,828	—	—	6,591	60,661	367,080

Thomas G. Howitt (12)	2015	—	—	—	—	—	—
Ex-Chief Financial Officer	2014	187,824	—	17,374	—	—	205,198

Ivan Jasenko (13)	2015	—	—	—	—	—	—
Ex-Operations Director	2014	20,470	—	1,894	—	(12,156)	10,208

Sub-totals for Executives	2015	1,018,480	140,812	90,309	(8,854)	(25,959)	1,214,788
	2014	1,114,788	22,000	96,066	35,651	69,266	1,337,771

Total remuneration of	2015	1,316,913	140,812	118,660	(8,854)	(25,959)	1,541,572
Key Management Personnel	2014	1,392,247	22,000	121,727	35,651	69,266	1,640,891

Notes pertaining to changes during the year:

(5)

Mr. Buccilli was appointed to the Chief Executive Officer role in February 2015 prior to which he was the Chief Financial Officer. “Other” includes a bonus paid or payable in the amount of $80,000, $50,000 of which was paid on the successful raising of capital in March 2015 with the balance paid at the discretion of the Board.

(6)	Ms. Ashdown ceased to be an executive with effect from July 2015.

(7)	“Other” includes a bonus paid or payable to Ms. Newport in the amount of $20,000 at the discretion of the Board.

(8)	“Other” includes a bonus paid or payable to Dr Allman in the amount of $15,812 at the discretion of the Board.

(9)	Mr. Manuel was appointed to the Chief Financial Officer role in June 2015.

(10)	Ms. Mew held the role of Chief Executive Officer until her resignation in December 2014. “Other” includes a bonus paid in the amount of $25,000 on the successful sale of the Heritage business.

(11)	Mr. Ostrowski held the role of US Senior Vice President Sales and Marketing until his resignation in January 2015.

(12)	Mr. Howitt resigned as Chief Financial Officer in the 2014 financial year.

(13)	Mr. Jasenko resigned as Operations Director in the 2014 financial year.

Referencing the previous two tables:

*	Post-employment benefits as per Corporations Regulation 2M.3.03 (1) Item 7
**	Other long-term benefits as per Corporations Regulation 2M.3.03 (1) Item 8
***	Equity settled share-based payments as per Corporations Regulation 2M.3.03 (1) Item 11

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

Options exercised, granted and forfeited as part of remuneration during the year ended June 30, 2015

During the 2015 financial year 2,500,000 options were granted as equity compensation benefits to Executives, all of which were subsequently forfeited.  Details of the options held by the Executives nominated as Key Management Personnel during the year ended June 30, 2015 are set out below.

	Number of options		Exercise	Number		Fair value	Final
Name of Executive	Exercised	Granted	price	forfeited		per option	vesting date
Eutillio Buccilli	—	—	—	—		—	—
Brian Manuel	—	—	—	—		—	—
Mark J. Ostrowski	—	2,500,000	$0.04	(2,500,000	)(1)	$0.018	—
Mark J. Ostrowski	—	—	$0.14	(2,400,000	)(2)	$0.065	—
Dr. Richard Allman	—	—	—	—		—	—
Diana Newport	—	—	—	—		—	—
Luisa Ashdown	—	—	—	—		—	—
	—	—	—	—		—	—
Totals	—	2,500,000		(4,900,000)

(1)         Granted in July 2014

(2)         Granted in October 2012

Options exercised, granted and lapsed as part of remuneration during the year ended June 30, 2014

During the 2014 financial year no options were granted as equity compensation benefits to Executives, as disclosed below.  Details of the options held by the Executives nominated as Key Management Personnel during the year ended June 30, 2014 are set out below.

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

Fair values of options

The above options granted during the 2015 financial year vest in three equal tranches after 12 months, 24 months and 36 months from the date of grant, respectively.  As at June 30, 2015, there was 1 executive and 7 employees who held options that had been granted under the Company’s respective option plans.

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

Option holdings of Key Management Personnel

June 30, 2015

								Financial
								year	Fair
						Vesting as at year end		in which	Value yet
	Opening	Number of options			Closing		Not	options	to vest
Name of option holder	balance	Granted	Exercised	Lapsed	balance	Exercisable	exercisable	vest	$
Executive
Eutillio Buccilli				—	—	—	—	—
Brian Manuel	—	—	—	—	—	—	—	—	—
Mark J. Ostrowski	2,400,000	—	—	(2,400,000)	—	—	—	—	—
Mark J. Ostrowski	—	2,500,000	—	(2,500,000)	—	—	—	—	—
Richard Allman	—	—	—	—	—	—	—	—	—
Diana Newport	—	—	—	—	—	—	—	—	—
Luisa Ashdown	1,000,000	—	—	—	1,000,000	1,000,000	—	2015	—
Luisa Ashdown	500,000	—	—	—	500,000	500,000	—	2014	—
Totals	3,900,000	2,500,000	—	(4,900,000)	1,500,000	1,500,000	—		—

June 30, 2014

								Financial
								year	Fair
						Vesting as at year end		in which	Value yet
	Opening	Number of options			Closing		Not	options	to vest
Name of option holder	balance	Granted	Exercised	Lapsed	balance	Exercisable	exercisable	vest	$
Executive
Thomas G. Howitt	500,000	—	—	(500,000)	—	—	—	—	—
Alison J. Mew	—	—	—	—	—	—	—	—	—
Gregory J. McPherson	—	—	—	—	—	—	—	—	—
Mark J. Ostrowski	2,400,000	—	—	—	2,400,000	800,000	1,600,000	2016	104,000
Richard Allman	—	—	—	—	—	—	—	—	—
Ivan Jasenko	500,000	—	—	(500,000)	—	—	—	—	—
Diana Newport	—	—	—	—	—	—	—	—	—
Luisa Ashdown	1,000,000	—	—	—	1,000,000	666,667	333,333	2015	21,667
Luisa Ashdown	500,000	—	—	—	500,000	500,000	—	2014	—
Eutillio Buccilli	—	—	—	—	—	—	—	—	—
Totals	4,900,000	—	—	(1,000,000)	3,900,000	1,966,667	1,933,333		125,667

Options

We introduced a Staff Share Plan on November 30, 2001.  On November 19, 2008, the shareholders of the Company approved the introduction of a new Employee Option Plan.  Collectively, these Plans establish the eligibility of our employees and those of any subsidiaries, and of consultants and independent contractors to a participating company who are declared by the Board to be eligible, to participate.  Broadly speaking, the respective Plans permits us, at the discretion of the Board, to issue traditional options (with an exercise price).  The Plans conform to the IFSA Executive Share and Option Scheme Guidelines and, where participation is to be made available to staff who reside outside Australia, there may have to be modifications to the terms of grant to meet or better comply with local laws or practice.

As at June 30, 2015, there was 1 executive and 7 employees who held options that had been granted under the Company’s respective option plans.  Options issued under the Plan carry no rights to dividends and no voting rights.

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

During the 2014 financial year, there were no shares were issued as a result of the exercise of options.  No options have been exercised since the end of the financial year.  During the 2014 financial year, a total of 3,000,000 options that had been issued to employees were forfeited.  Option holders do not have any right, by virtue of their options, to participate in any share issue of the Company or any related body corporate

Year ended June 30, 2015:

During the year ended June 30, 2015, a total of 6,875,000 options over the Company’s ordinary shares were issued to certain employees of the Group.  Each option, which was issued at no charge, entitles the holder to acquire one ordinary share in the Company at exercise price of $0.04 each up to, and including, May 31, 2019, unless exercised before that date.  The options vest in three equal tranches after 12 months, 24 months and 36 months from the date of grant, respectively.

Also during the 2015 financial year, no options were exercised and 10,775,000 options that had previously been issued to employees were forfeited.  Option holders do not have any right, by virtue of their options, to participate in any share issue of the Company or any related body corporate.

As of the date of this Annual Report, there was a total of 3,875,000 options outstanding.

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

During the years ended June 30, 2015, 2014 and 2013, the Company recorded a share-based payments expense in respect of the options granted of $(26,536), $119,531 and $223,005, respectively.

This share based payment expense is included within selling and marketing costs, general and administrative costs, licensing, patent and legal costs, and laboratory research and development costs in the statement of comprehensive income/ (loss).

The following is additional information relating to the options granted under the respective Plans as of June 30, 2015:

	Options outstanding			Options exercisable
Range of		Weighted	Remaining weighted
exercise prices	Number of options	average exercise price	average contractual life (years)	Number of options	Weighted average exercise price
$0.01 - $0.10	1,125,000	$0.040	3.92	—	$—
$0.11 - $0.20	2,750,000	$0.182	1.21	2,666,667	$0.183
	3,875,000	$0.140	2.00	2,666,667	$0.183

The following is additional information relating to the options granted under the respective Plans as of June 30, 2014:

	Options outstanding			Options exercisable
Range of		Weighted	Remaining weighted
exercise prices	Number of options	average exercise price	average contractual life (years)	Number of options	Weighted average exercise price
$0.01 - $0.10	750,000	$0.100	3.52	250,000	$0.100
$0.11 - $0.20	7,025,000	$0.156	2.67	3,925,000	$0.172
	7,775,000	$0.151	2.75	4,175,000	$0.167

The following is additional information relating to the options granted under the respective Plans as of June 30, 2013:

	Options outstanding			Options exercisable
Range of		Weighted	Remaining weighted
exercise prices	Number of options	average exercise price	average contractual life (years)	Number of options	Weighted average exercise price
$0.01 - $0.10	1,500,000	$0.082	3.64	500,000	$0.045
$0.11 - $0.20	8,025,000	$0.159	3.45	2,666,667	$0.176
	9,525,000	$0.147	3.48	3,166,667	$0.155

The fair value for the options issued to employees was estimated at the date of grant using a Black-Scholes option-pricing model with the following range of assumptions for June 30:

	2015	2014	2013
Risk Free Interest Rate	2.81%	3.13%	3.24% to 3.66%
Expected Dividend Yield	—	—	—
Historic and Expected Volatility	80%	80%	95% to 100%
Option Exercise Prices	$0.040	$0.105	$0.045 to $0.22
Weighted Average Exercise Price	$0.040	$0.105	$0.129
Expected Lives	3.83 years	3.82 years	3.48 years

A total of 6,875,000 options were granted during the year ended June 30, 2015.  A total of 1,250,000 options were granted during the year ended June 30, 2014. A total of 3,650,000 options were granted during the year ended June 30, 2013.

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

(f)                   Nominating of audit and remuneration committee members.

The Board meets to discuss business regularly throughout the year, with additional meetings being held when circumstances warrant.  Included in the table below are details of the meetings of the Board and the sub-committees of the Board that were held during the 2015 financial year.

	Directors’ meetings		Audit Committee meetings
	Attended	Eligible	Attended	Eligible
Dr Malcolm Brandon	11	11	—	—
Mr. Eutillio Buccilli	—	—	—	—
Mr. Grahame Leonard A.M.	11	11	5	5
Dr Paul Kasian	9	11	5	5
Dr Lindsay Wakefield	9	10	2	2
Mr. David Carter	4	5	—	—
Dr Mervyn Cass	3	4	2	3
Prof Ian McKenzie	4	4	—	—

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

During the year the Company combined the Corporate Governance Committee into the Audit Committee and formed a separate Remuneration Committee.  However, during the year the function of the Remuneration Committee was undertaken by the full Board until June 30, 2015.

The Remuneration Committee is, amongst other things, responsible for determining and reviewing remuneration arrangements for the Directors, the Chief Executive Officer and the Senior Leadership Team.  The majority of the Committee is comprised of independent directors.

The Remuneration Committee assesses the appropriateness of the nature and amount of remuneration paid to Directors and Executives on a periodic basis by reference to relevant employment market conditions, with the overall objective of ensuring maximum shareholder benefit from the retention of a high quality Board and Senior Leadership Team.

Committee membership

As at the date of this Report, the composition of these two Sub-Committees are:

Audit Committee:	Mr. Grahame Leonard AM — Chairman of the Committee
Dr Paul Kasian
Dr Lindsay Wakefield

Remuneration Committee:	Dr Lindsay Wakefield — Chairman of the Committee
Dr Paul Kasian
Mr. Eutillio Buccilli

As an executive, Mr. Buccilli does not take part in deliberations pertaining to his own remuneration.

Compliance with NASDAQ Rules

NASDAQ listing rules require that we disclose the home country practices that we will follow in lieu of compliance with NASDAQ corporate governance rules.  The following describes the home country practices and the related NASDAQ rule:

Majority of Independent Directors:  We follow home country practice rather than NASDAQ’s requirement in Marketplace Rule 4350(c) (1) that the majority of the Board of each issuer be comprised of independent directors as defined in Marketplace Rule 4200.  As of the date of this Annual Report, our Board of Directors comprises of a majority of independent directors.

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

Nomination:  We follow home country practice rather than NASDAQ’s requirement in Marketplace Rule 4350(c)(4) that director nominees be selected or recommended by a majority of the independent directors or by a nominations committee comprised of independent directors.  These decisions are made by our full Board which is comprised of a majority of independent directors.  The ASX does not have a requirement that each listed issuer have a nominations committee or otherwise follow the procedures embodied in NASDAQ’s Marketplace Rule.  Furthermore, no law, rule or regulation of the ASIC has such a requirement nor does the applicable corporate law legislation.  Accordingly, selections or recommendations of director nominees by a committee that is not comprised of a majority of directors that are not independent is not prohibited by the laws of Australia.

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

Shareholder Approval for Capital Issuance: We have elected to follow certain home country practices in lieu of NASDAQ Marketplace Rule 5635.  For example, the Company is entitled to an annual 15% of capital placement capacity under ASX Listing Rule 7.1 without shareholder approval.  If this amount of annual entitlement is aggregated with an additional placement of ordinary shares, including through the grant of options over ordinary shares, that exceeds 20% of the outstanding share capital, only the excess over the 15% annual allowance requires shareholder approval under Australian law. Such home country practice is not prohibited by the laws of Australia.

Item 6.D        Employees

As of the date of this Annual Report, the Group comprising the Company and its subsidiaries, employed 25 full-time equivalent employees.  The number of full-time equivalent employees as of the end of each respective financial year ended June 30 are as follows:

2015	23
2014	63
2013	64

Item 6.E        Share Ownership

The relevant interest of the directors in the share capital of the Company as notified by them to the Australian Securities Exchange in accordance with section 205G(1) of the Corporations Act 2001 as of the date of this Annual Report is as follows:

Director	Ordinary shares	Percentage of Capital held
Dr. Malcolm R. Brandon	—	N/A
Eutillio Buccilli	—	N/A
Dr. Paul Kasian	256,410	0.015%
Grahame Leonard A.M.	4,000,000	0.233%
Dr. Lindsay Wakefield	15,325,263	0.894%

Notes:             As of the date of this Annual Report, no options over Ordinary Shares are held by the Directors.

Item 7.            Major Shareholders and Related Party Transactions

Item 7.A        Major Shareholders

As at the date of this Annual Report, there were no shareholders who is the beneficial owner of 5% or more of our voting securities.

The number of Ordinary Shares on issue in Genetic Technologies as of the date of this Annual Report was 1,715,282,724.  The number of holders of Ordinary Shares in Genetic Technologies as of the date of this Annual Report was approximately 3,107.

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

Item 7.B        Related Party Transactions

During the year ended June 30, 2015, the only transactions between entities within the Group and other related parties occurred, are as listed below.  Except where noted, all amounts were charged on commercial, similar to market terms and at commercial rates.

Debt convertible notes

As described in Note 20, during the current year the Company finalised the raising of $2,150,000 via the issue of unlisted secured (debt) notes to existing and new Australian institutional and wholesale investors. The debt notes carried a 10.0% coupon rate, and as approved at the Annual General Meeting, held on 25 November 2014, became convertible notes which could convert into ordinary shares (at a 10.0% discount to the 5 day VWAP). These convertible notes also carry free attached options to purchase further shares in the Company.

$50,000 of these convertible notes were issued to a holder associated with Mr. David Carter, a Company director at the time of issue, on the same terms and conditions as similar to market holders.  All of these convertible notes were converted during the year.  The 3,333,333 share options attached to these convertible notes were exercised during the year.

$125,000 of these convertible notes were issued to a holder associated with Dr Lindsay Wakefield, a Company director at the time of issue, on the same terms and conditions as similar to market holders.  All of these convertible notes were converted during the year.  The 8,333,333 share options attached to these convertible notes remain unexercised at the end of the year.

There were no transactions with parties related to Key Management Personnel during the year other than that disclosed above.

ImmunAid Limited

ImmunAid Limited (“ImmunAid”) is a former associate of Genetic Technologies Limited (the “Company”) in which ImmunAid and the Company executed an Option Agreement pursuant to which ImmunAid granted the Company options to acquire a total of $2,250,000 ordinary shares in ImmunAid.  Each option will entitle the Company to acquire one ordinary share in ImmunAid at a price of $1.35 per share at any time for three years from the date on which the options are granted on 17 April 2014. During the year ended June 30, 2015 the Company has written down the ImmunAid asset by $795,533 to $NIL. The write-down was recorded as a fair value loss on financial assets at fair value through profit or loss in the Comprehensive Income Statement.

Phenogen Sciences Inc.

During the year ended June 30, 2015, Phenogen Sciences Inc., a subsidiary, purchased testing services from Genetic Technologies Corporation Pty. Ltd., another subsidiary at a cost of $153,581 (2014: $154,555).

Except as noted, all transactions with Key Management Personnel have been entered into under terms and conditions no more favourable than those which the entity would have adopted if dealing at similar to market.  Please refer below for a description of transactions with Key Management Personnel.

Item 7.C        Interests of Experts and Counsel

Not applicable.

Item 8.           Financial Information

Item 8.A        Consolidated Statements and Other Financial Information

The information included in Item 18 of this Annual Report is referred to and referenced into this Item 8.A.

Litigation and other legal proceedings

Australian Federal Court Patent Proceeding

In June 2010, a group of Australian plaintiffs initiated litigation in the Australian Federal Court challenging the validity of certain claims of an Australian patent owned by Myriad Genetics Inc. (Australian patent 686004 - “‘004”).  Genetic Technologies was named as a respondent to this matter by virtue of the fact that Genetic Technologies was the exclusive licensee of the BRCA patents in Australia (which includes the ‘004 patent).

This matter bears a striking resemblance to the US litigation filed by the American Civil Liberties Union against Myriad’s US patent equivalent in which a US Federal District Court ruled that isolated DNA sequences are not eligible for patent protection because of the fact that they are “products of nature”.  On July 29, 2011, Myriad successfully appealed this decision with the Federal Circuit Court of Appeals reversing the decision of the United States District Court for the Southern District of New York.  On March 26, 2012 the U.S. Supreme Court remanded the case back to the US Court of Appeals for the Federal Circuit for reconsideration.  On August 16, 2012, the U.S. Court of Appeals for the Federal Circuit ruled on the Myriad in the U.S., upholding the patentability of gene patents. On June 13, 2013, the U.S. Supreme Court allowed an appeal, and found that claims for isolated genomic DNA were invalid.

On September 30, 2011, Genetic Technologies filed documents with the Australian Federal Court to the effect that the Company submits to the orders of the Court and takes no further part in the proceedings.  On February 15, 2013, the Australian Federal Court ruled in favour of Myriad Genetics in this matter.

Myriad Genetics argued that by virtue of the process of extracting the gene from the body, it had satisfied the requirements of an “invention” according to section 18(1) (a) of the Patents Act which states that an invention must be a “manner of manufacture”. Based on previous case law, the Court held that a “manner of manufacture” requires an “artificial state of affairs” of some discernible effect that is of economic significance.

That decision was subsequently appealed by one of the plaintiffs on March 4, 2013. The Full Federal Court again ruled in favour of Myriad Genetics on September 5, 2014. The decision by the court leaves intact its earlier ruling that isolated gene sequences, even if they contain the same information as DNA sequences in the body, become a manufactured object as a result of the isolation process, conferring on them an “artificial state”, and making them patentable.

On September 16, 2014, the plaintiff sought special leave to appeal from the Full Federal Court’s decision to the High Court of Australia, which was granted on February 13, 2015. The plaintiff filed a formal appeal to the High Court shortly thereafter, on February 27, 2015. Genetic Technologies did not contest the special leave application or the appeal to the High Court.

On October 7, 2015 the High Court found claims 1 to 3 (directed to isolated gene sequences) of the ‘004 patent invalid. The High Court held that whether or not an invention is an “artificial state of affairs” is not the only factor relevant to whether a patent defines a manner of manufacture. The High Court took into account a number of other policy considerations, including:

a.              whether patentability of the invention is consistent with the overarching purposes of the Patents Act (i.e., stimulating, rather than chilling, innovation);

b.              whether patentability of the invention would enhance or detract from the coherence of the law relating to inherent patentability;

c.               whether patentability of the invention is consistent with Australia’s international obligations and the patent laws of other countries; and

d.              whether patentability of the class of invention as claimed would involve law-making of a kind that should be done by the legislature;

before concluding that claims 1 to 3 of the ‘004 patent did not define a manner of manufacture. As the High Court’s decision cannot be appealed, it is final and effectively ends the proceeding.

The challenge by the plaintiffs did not affect the validity of the remaining claims (4-30) of the ‘004 Patent. While the ‘004 patent reached the end of its 20 year term and therefore expired on August 11, 2015, similar claims in other, subsisting patents (including those directed to probes and methods for diagnostic testing relating to specific genes) remain enforceable, affording a monopoly over many uses of gene sequences.

Although there are no more avenues for appeal available in the D’Arcy v Myriad case, it is likely that further administrative hearings will be required before the proceedings can be disposed of. The next steps are largely in the hands of the Applicant, and the Company is seeking clarification from the Applicant’s lawyers on how they intend to proceed with this case.

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

Significant other changes

Executive Moves and Appointments

On November 25, 2014, the Company announced that Ms. Alison Mew would step down as the Company’s CEO for personal, health-related reasons.

On November 25, 2014, the Company announced that Mr. Mark Ostrowski was appointed to the role of Senior VP Sales and Marketing.  Mr. Ostrowski subsequently resigned from this role effective January 31, 2015.

On November 25, 2014, the Company announced that Mr. Eutillio Buccilli was appointed to the position of Chief Financial Officer and Chief Operating Officer.

On February 26, 2015 the Company announced that Mr. Eutillio Buccilli was appointed to the position of Chief Executive Officer.

On June 12, 2015 the Company announced that Mr. Eutillio Buccilli was appointed to the position of Executive Director.

On June 15, 2015 the Company announced that Mr. Brian Manuel was appointed as Chief Financial Officer.

On October 6, 2015 the Company announced that Mr. Kevin Fischer was appointed Chief Financial Officer with effect from November 2, 2015

Options

On July 31, 2014, the Company granted a total of 6,875,000 options over ordinary shares in the Company to employees.  The options, which were granted at no cost, entitle the holders to acquire one ordinary share at a price of $0.04 at any time up to, and including May 31, 2019, subject to certain vesting conditions.

Annual Report and AGM

On October 27, 2014, the Company released its 2014 Annual Report and Notice for the 2014 Annual General Meeting of shareholders (“AGM”) which was held at 10.30 am on Tuesday, November 25, 2014 in the “Treetops” Room at Melbourne Museum.  All resolutions that were put before the shareholders at the AGM were passed.

Changes to the Board of Directors

On September 24, 2014, Dr. Lindsay Wakefield and Mr. David Carter were appointed as Directors of the Company.

On November 25, 2014, following the conclusion of the Company’s 2014 AGM, Prof. Ian McKenzie and Dr. Mervyn Cass, ceased to be Directors of the Company.

On January 27, 2015, Mr. David Carter ceased to be a Director of the Company.

On June 15, 2015, Mr. Eutillio Buccilli was appointed as a Director of the Company.

Significant events after balance date

Except for the conversion of $25,000 of convertible notes plus capitalised interest as disclosed above, there have been no significant events which have occurred after balance date.

Item 9.            The Offer and Listing

Item 9.A        Offer and Listing Details

The Company’s Ordinary Shares were listed on the Australian Securities Exchange (the “ASX”) in July 1987.  Set out below is the highest and lowest market quotations for the Ordinary Shares reported on the Daily Official List of the ASX since July 1, 2010.

Financial Year	Period Covered	High	Low
		(in $0.00)
Yearly data 2011	Year ended June 30, 2011	0.285	0.020
2012	Year ended June 30, 2012	0.350	0.080
2013	Year ended June 30, 2013	0.150	0.060
2014	Year ended June 30, 2014	0.105	0.035
2015	Year ended June 30, 2015	0.087	0.012

Quarterly data 2014	Quarter ended September 30, 2013	0.105	0.075
	Quarter ended December 31, 2013	0.085	0.053
	Quarter ended March 31, 2014	0.074	0.048
	Quarter ended June 30, 2014	0.056	0.035

2015	Quarter ended September 30, 2014	0.044	0.022
	Quarter ended December 31, 2014	0.026	0.013
	Quarter ended March 31, 2015	0.087	0.012
	Quarter ended June 30, 2015	0.045	0.028

Monthly data 2015	Month ended June 30, 2015	0.036	0.028
	Month ended July 31, 2015	0.034	0.024
	Month ended August 31, 2015	0.030	0.020
	Month ended September 30, 2015	0.024	0.017
	Month ended October 31, 2015	0.023	0.016
	Period ended November 10, 2015	0.039	0.016

As of the date of this Annual Report, we had 1,715,282,724 Ordinary Shares on issue, without par value.  See Item 10B “Our Constitution” for a detailed description of the rights attaching to our shares and Item 12D “American Depositary Receipts” for a description of the rights attaching to the American Depositary Shares.

The Company’s securities are also listed on NASDAQ Capital Market (under the ticker GENE) in the form of American Depositary Shares.  During January 2015, the Company undertook a reverse stock split (consolidation) which had the effect of resetting the ratio of 1 ADS representing 30 Ordinary shares to 1 ADS representing 150 Ordinary shares. Since listing on the NASDAQ Global Market on September 2, 2005, the ADSs have traded in a range from a low of USD 0.35 to a high of USD 13.85.  The most recent sale of the Company’s ADSs, as recorded on November 10, 2015, occurred at a price of USD 2.46.

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

The Company has registered one class of American Depositary Shares (ADSs) on Form F-6 pursuant to the U.S. Securities Act of 1933, as amended.  One ADS represents 150 Ordinary Shares without par value.  As of June 30, 2015, there was a total of 8,790,744 ADSs outstanding, representing approximately 76.92% of the Company’s total issued capital as of that date.

The table below sets forth the high and low sales prices in United States dollars for the ADSs during the periods indicated:

Financial Year	Period Covered	High	Low
		(in USD)
Yearly data 2011	Year ended June 30, 2011	9.80	0.65
2012	Year ended June 30, 2012	11.06	2.29
2013	Year ended June 30, 2013	4.79	2.00
2014	Year ended June 30, 2014	1.24	1.00
2015	Year ended June 30, 2015	11.00	0.31

Quarterly data 2014	Quarter ended September 30, 2013	2.54	2.22
	Quarter ended December 31, 2013	1.85	1.35
	Quarter ended March 31, 2014	1.78	1.39
	Quarter ended June 30, 2014	1.24	1.00

2015	Quarter ended September 30, 2014	1.31	0.50
	Quarter ended December 31, 2014	0.61	0.31
	Quarter ended March 31, 2015	11.00	0.35
	Quarter ended June 30, 2015	6.00	3.00

Monthly data 2015	Month ended June 30, 2015	4.17	3.00
	Month ended July 31, 2015	4.10	2.60
	Month ended August 31, 2015	3.24	2.00
	Month ended September 30, 2015	2.58	1.72
	Month ended October 31, 2015	2.17	1.76
	Period ended November 10, 2015	3.80	1.80

Item 9.B        Plan of Distribution

Not applicable.

Item 9.C        Markets

Effective September 2, 2005, our ADSs were listed on the NASDAQ Global Market under the ticker “GENE”.  Effective July 1, 2010, the ADSs were transferred to the NASDAQ Capital Market.  The ticker remained unchanged.  Our Ordinary Shares are listed and trade on the Australian Securities Exchange under the code “GTG”.

Item 9.D        Selling Shareholders

Not applicable.

Item 9.E      Dilution

Not applicable.

Item 9.F        Expenses of the Issue

Not applicable.

Item 10.           Additional Information

Item 10.A      Share Capital

As of June 30, 2015, we had a total of 1,714,191,631 Ordinary Shares on issue.  None of these shares were subject to any form of escrow as of that date and, as such, all of the shares were listed on the Australian Securities Exchange and were freely tradable.

Based on our review of shareholder records (based solely on the addresses), as of June 30, 2015 there were 35 U.S. resident shareholders of our Ordinary Shares holding 11,688,595 shares representing 1.11% of the total issued and outstanding Ordinary Shares.  Our Ordinary Shares do not have a par value.  These figures do not include any Ordinary Shares which may held by U.S. residents in the form of American Depositary Receipts (ADRs).

During the last five years, the number of Ordinary Shares on issue has increased as follows:

Date	Nature of issue	Number of Ordinary Shares issued / outstanding	Movement in share capital / balance $
As of June 30, 2010		404,605,152	72,378,105
	There were no Ordinary Shares issued in 2011	—	—
As of June 30, 2011		404,605,152	72,378,105
July 27, 2011	Placement of Ordinary Shares as part of capital raising	60,000,000	10,894,537
January 25, 2012	Exercise of 166,667 options @ $0.045 each	166,667	7,500
As of June 30, 2012		464,771,819	83,280,142
October 19, 2012	Exercise of 10,200,000 options @ $0.045 each	10,200,000	459,000
January 24, 2013	Exercise of 500,000 options @ $0.045 each	500,000	22,500
April 10, 2013	Other transaction costs	—	(25,797)
As of June 30, 2013		475,471,819	83,735,845
August 9, 2013	Issue of shares as part of private placements @ $0.072	14,555,576	1,048,001
August 14, 2013	Issue of shares as part of private placements @ $0.072	15,999,980	1,151,999
August 30, 2013	Issue of shares as part of private placements @ $0.072	11,111,111	800,000
October 8, 2013	Issue of shares as part of private placements @ $0.072	19,277,837	1,388,000
October 9, 2013	Issue of shares as part of private placements @ $0.072	24,333,333	1,752,000
October 14, 2013	Issue of shares as part of private placements @ $0.072	5,000,000	360,000
November 18, 2013	Issue of shares as part of private placements @ $0.072	6,944,445	500,000
December 31, 2013	Issue of shares as part of the conversion of convertible notes	8,714,541	281,722
January 20, 2014	Issue of shares as part of the conversion of convertible notes	16,517,440	569,022
February 12, 2014	Issue of shares as part of the conversion of convertible notes	17,645,870	554,939
February 19, 2014	Issue of shares as part of the conversion of convertible notes	16,379,660	552,975
March 3, 2014	Issue of shares as part of the conversion of convertible notes	15,388,290	548,968
April 10, 2014	Issue of shares as part of the conversion of convertible notes	17,429,100	533,732
May 16, 2014	Shares cancelled as part of the swap deal	(75,937,500)	(3,569,702)
June 3, 2014	Issue of shares in respect of interest rate true up adjustment relating to March and April, under convertible notes	2,117,250	—
June 27, 2014	Issue of shares as part of the conversion of convertible notes	22,969,740	531,519
To November, 2013	Other transaction costs arising on share issue	—	(658,528)
As of June 30, 2014		613,918,492	90,080,492

July 9, 2014	Issue of shares as part of the conversion of convertible notes plus capitalised interest	23,227,950	721,403
August 12, 2014	Issue of shares for capitalised interest on convertible notes	5,142,450	—
August 20, 2014	Issue of shares as part of the conversion of convertible notes plus capitalised interest	25,817,550	580,783
October 2, 2014	Issue of shares as part of the conversion of convertible notes plus capitalised interest	31,637,640	621,139
October 20, 2014	Issue of shares for capitalised interest on convertible notes	4,787,190	—
October 31, 2014	Issue of shares as part of the conversion of convertible notes plus capitalised interest	46,503,360	306,619
November 28, 2014	Issue of shares as part of the conversion of convertible notes plus capitalised interest	27,655,230	234,192
December 5, 2014	Issue of shares as part of the conversion of convertible notes plus capitalised interest	34,100,456	78,546
December 19, 2014	Issue of shares as part of the conversion of convertible notes plus capitalised interest	8,059,599	102,685
December 29, 2014	Issue of shares as part of the conversion of convertible notes plus capitalised interest	8,677,729	102,849
December 30, 2014	Issue of shares as part of private placements @ $0.0135	19,074,112	257,500
January 9, 2015	Issue of shares as part of the conversion of convertible notes plus capitalised interest	8,258,496	113,474
January 22, 2015	Facility fee pursuant to a standby equity placement facility	35,876,392	—
January 30, 2015	Issue of shares as part of private placements @ $0.01407	41,933,191	621,450
January 30, 2015	Exercise of 26,666,667 options @ $0.015 each	26,666,667	400,000
February 2, 2015	Issue of shares as part of private placements @ $0.02447	34,066,809	877,561
February 2, 2015	Issue of shares as part of the conversion of convertible notes	78,181,336	889,000
February 2, 2015	Issue of shares for capitalised interest on convertible notes	2,939,998	33,431
February 9, 2015	Issue of shares as part of private placements @ $0.020	16,000,000	337,600
February 9, 2015	Exercise of 27,499,999 options @ $0.015 each	27,499,999	412,500
February 13, 2015	Issue of shares as part of the conversion of convertible notes	1,712,663	51,000
February 13, 2015	Issue of shares for capitalised interest on convertible notes	72,260	2,152
February 13, 2015	Exercise of 37,666,666 options @ $0.015 each	37,666,666	565,000
February 18, 2015	Issue of shares as part of private placements @ $0.0695	10,500,000	729,750
February 18, 2015	Exercise of 8,666,667 options @ $0.015 each	8,666,667	130,000
February 19, 2015	Issue of shares as part of the conversion of convertible notes	5,868,122	275,000
February 19, 2015	Issue of shares for capitalised interest on convertible notes	257,233	12,054
February 19, 2015	Exercise of 13,133,333 options @ $0.015 each	13,133,333	197,000
February 20, 2015	Issue of shares as part of the conversion of convertible notes	2,713,459	150,000
February 20, 2015	Issue of shares for capitalised interest on convertible notes	119,690	6,616
February 20, 2015	Exercise of 2,000,000 options @ $0.015 each	2,000,000	30,000
February 20, 2015	Exercise of 7,333,334 options @ $0.015 each	7,333,334	110,000
March 11,2015	Issue of shares as part of private placements @ $0.0382	392,670,150	15,000,000
March 11, 2015	Issue of shares as part of private placements @ $0.0334	107,329,800	3,584,815
To March 2015	Other transaction costs arising on share issue	—	(2,572,664)
To March 2015	Other transaction costs on placement of shares	4,123,608	(57,736)
As of June 30, 2015		1,714,191,631	115,247,128

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

As at June 30, 2014, Notes with a face value of USD 3,250,000 had been converted by Ironridge in return for which Ironridge received 117,161,871 ordinary shares (including ordinary shares issued in lieu of interest payment and an interest true-up adjustment). The balance of the notes were fully converted during 2015 in return for which Ironridge received 164,771,370 ordinary shares (including ordinary shares issued in lieu of interest payment).

During the current year the Company finalized the raising of $2,150,000 via the issue of unlisted secured (debt) notes to existing and new Australian institutional and wholesale investors. The debt notes carried a 10.0% coupon rate, and as approved at the Annual General Meeting, held on November 25, 2014, became convertible notes which could convert into ordinary shares (at a 10.0% discount to the 5 day VWAP). These convertible notes also carry free attached options to purchase further shares in the Company.

$2,125,000 of the convertible notes, together with the capitalized interest, has been converted into 150,961,041 ordinary shares in the Company.

Subsequent to June 30, 2015, the balance of $25,000 convertible notes plus capitalized interest has been converted into 1,091,093 ordinary shares in the Company.

On December 2, 2014, the Company granted a total of 143,333,333 fully vested options over ordinary shares in the Company to the holders of convertible notes. The options, which were granted at no cost, entitle the holders to acquire one ordinary share at a price of $0.015 at any time up to, and including December 2, 2018.  At June 30, 2015, 122,966,666 options had been exercised for an increase in capital of $ 1,844,500. As at the date of this report, 20,366,667 of these options remain unexercised.

During December 2014, the Company raised $ 257,500 from existing shareholders through the issue of 19,074,112 new shares as part of a Share Purchase Plan.

In March 2015 an additional $ 18,354,815 capital was raised at a weighted average issue price of $ 0.0372 per share from professional and sophisticated investors in the United States through an offer of 499,999,950 fully paid ordinary shares, represented by 3,333,333 ADS’s (with each ADS representing 150 ordinary shares)

During January 2015 year the Company entered into a standby equity placement facility with Kentgrove, an investment fund managed by Kentgrove Capital Pty Ltd

Key terms of the Standby Equity Placement Facility

•                 Standby equity placement facility of up to A$24,000,000 with a maturity date January 21, 2017

•                 Multiple placements permitted

•                 For each placement, shares are issued at a 5% discount to a volume weighted average price (VWAP) over the period of the placement

•                 A facility fee of 2.33% of the facility amount is payable, to be satisfied by the issue of shares. The facility fee, less 20%, will be rebated at termination or at maturity, pro rata for any amount of the facility that is unutilized.

•                 The commencement fee rebate may be paid by cash or shares.

As at June 30, 2015, the Company has issued 142,500,000 shares to Kentgrove under the standby facility for $ 2,566,361

As of June 30, 2015 and 2014, the following outstanding unlisted options, together with their respective ASX codes and expiry dates, were convertible into Ordinary Shares.  The exercise prices are quoted in Australian dollars.

Option description	2015	Weighted ave. exercise price	2014	Weighted ave. exercise price
Unlisted employee options
GTGAK (expiring February 20, 2017)	—	—	750,000	$0.120
GTGAM (expiring July 31, 2016)	1,000,000	$0.200	1,000,000	$0.200
GTGAO (expiring August 29, 2017)	250,000	$0.140	2,650,000	$0.140
GTGAQ (expiring December 1, 2017)	—	—	250,000	$0.100
GTGAS (expiring January 25, 2018)	—	—	500,000	$0.100
GTGAW (expiring March 31, 2016)	1,250,000	$0.190	1,875,000	$0.190
GTGAY (expiring 11 July 2018)	250,000	$0.110	750,000	$0.110
GTGAA (expiring 31 May 2019)	1,125,000	$0.040	—	—
	3,875,000	0.140	7,775,000	$0.151
Unlisted options attached to convertible notes
GTGAC (expiring 2 December 2018)	20,366,667	$0.015	—	—
Balance at the end of the financial year	24,241,667	$0.035	7,775,000	$0.151

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

Taxation of Dividends

U.S. holders.  In general, subject to the passive foreign investment company rules discussed below, a distribution on an ADR will constitute a dividend for U.S. federal income tax purposes to the extent that it is made from our current or accumulated earnings and profits as determined under U.S. federal income tax principles.  If a distribution exceeds our current and accumulated earnings and profits, it is generally treated as a non-taxable reduction of basis to the extent of the U.S. holder’s tax basis in the ADR on which it is paid, and to the extent it exceeds that basis it will be treated as capital gain.  For purposes of this discussion, the term “dividend” means a distribution that constitutes a dividend for U.S. federal income tax purposes. The Company has not maintained and does not plan to maintain calculations of earnings and profits under U.S. federal income tax principles. Accordingly, it is unlikely that U.S. Holders will be able to establish that a distribution by the Company is in excess of its current and accumulated earnings and profits (as computed under U.S. federal income tax principles). Therefore, a U.S. Holder should expect that a distribution by the Company will generally be treated as taxable in its entirety as a dividend to U.S. Holders for U.S. federal income tax purposes even though the distribution may be treated in whole or in part as a non-taxable distribution for Australian tax purposes.

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

Subject to certain exceptions for short-term and hedged positions, a dividend that a non-corporate holder receives on an ADR will be subject to a maximum federal income tax rate of 20% if the dividend is a “qualified dividend”.  A dividend on an ADR will be a qualified dividend if (i) either (a) the ADRs are readily tradable on an established market in the United States or (b) we are eligible for the benefits of a comprehensive income tax treaty with the United States that the Secretary of the Treasury determines is satisfactory for purposes of these rules and that includes an exchange of information program, and (ii) we were not, in the year prior to the year the dividend was paid, and are not, in the year the dividend is paid, a passive foreign investment company (“PFIC”).  The ADRs are listed on the NASDAQ Capital Market, which should qualify them as readily tradable on an established securities market in the United States.  In any event, the Treaty satisfies the requirements of clause (i) (b), and we are a resident of Australia entitled to the benefits of the Treaty.  Based on our audited financial statements and relevant market and shareholder data, we believe we were not a PFIC for U.S. federal income tax purposes for our taxable year ended June 30, 2015, but we may be classified as a PFIC in the current taxable year.  Given that the determination of PFIC status involves the application of complex tax rules, and that it is based on the nature of our income and assets from time to time, no assurances can be provided that we will or will not be considered a PFIC for any past or future taxable years.  In addition, as described in the section below entitled “Passive Foreign Investment Company Rules,” if we were a PFIC in a year while a U.S. holder held an ADR, and if the U.S. holder has not made a qualified electing fund election effective for the first year the U.S. holder held the ADR, the ordinary share underlying the ADR remains an interest in a PFIC for all future years or until such an election is made. The IRS takes the position that such rule will apply for purposes of determining whether an ADR is an interest in a PFIC in the year a dividend is paid or in the prior year, even if we do not satisfy the tests to be a PFIC in either of those years.  Even if dividends on the ADRs would otherwise be eligible for qualified dividend treatment, in order to qualify for the reduced qualified dividend tax rates, a non-corporate holder must hold the ordinary share on which a dividend is paid for more than 60 days during the 120-day period beginning 60 days before the ex-dividend date, disregarding for this purpose any period during which the non-corporate holder has an option to sell, is under a contractual obligation to sell or has made (and not closed) a short sale of substantially identical stock or securities, is the grantor of an option to buy substantially identical stock or securities or, pursuant to Treasury regulations, has diminished their risk of loss by holding one or more other positions with respect to substantially similar or related property.  In addition, to qualify for the reduced qualified dividend tax rates, the non-corporate holder must not be obligated to make related payments with respect to positions in substantially similar or related property.  Payments in lieu of dividends from short sales or other similar transactions will not qualify for the reduced qualified dividend tax rates.

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

Passive Foreign Investment Company Rules

A special set of U.S. federal income tax rules applies to a foreign corporation that is a PFIC for U.S. federal income tax purposes.  As noted above, based on our audited financial statements and relevant market and shareholder data, we believe that we were not a PFIC for U.S. federal income tax purposes for our taxable year ended June 30, 2015, respectively, but we may be classified as a PFIC in our current taxable year.  In addition, given that the determination of PFIC status involves the application of complex tax rules, and that it is based on the nature of our income and assets from time to time, no assurances can be provided that we will or will not be considered a PFIC for any past or future taxable years.

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

If we are treated as a PFIC, contrary to the tax consequences described in “U.S. Federal Income Tax Considerations—Taxation of Dividends” and “U.S. Federal Income Tax Considerations—Taxation of Capital Gains” above, a U.S. holder that does not make an election described in the succeeding two paragraphs would be subject to special rules with respect to (i) any gain realized on a sale or other disposition of an ADR (for purposes of these rules, a disposition of an ADR includes many transactions on which gain or loss is not realized under general U.S. federal income tax rules) and (ii) any “excess distribution” by the Company to the U.S. holder (generally, any distribution during a taxable year in which distributions to the U.S. holder on the ADR exceed 125% of the average annual taxable distributions (whether actual or constructive and whether or not out of earnings and profits) the U.S. holder received on the ADR during the preceding three taxable years or, if shorter, the U.S. holder’s holding period for the ADR).  Under those rules, (i) the gain or excess distribution would be allocated ratably over the U.S. holder’s holding period for the ADR, (ii) the amount allocated to the taxable year in which the gain or excess distribution is realized would be taxable as ordinary income in its entirety and not as capital gain, would be ineligible for the reduced qualified dividend rates, and could not be offset by any deductions or losses, and (iii) the amount allocated to each prior year, with certain exceptions, would be subject to tax at the highest tax rate in effect for that year, and the interest charge generally applicable to underpayments of tax would be imposed in respect of the tax attributable to each of those years.  A U.S. holder who owns an ADR during any year we are a PFIC will generally have to file IRS Form 8621. A failure to file this return will suspend the statute of limitations with respect to any tax return, event, or period to which such report relates (potentially including with respect to items that do not relate to a U.S. Holder’s investment in the ADRs).

The special PFIC rules described above will not apply to a U.S. holder if the U.S. holder makes a timely election, which remains in effect, to treat the Company as a “qualified electing fund” (“QEF”) in the first taxable year in which the U.S. holder owns an ADR and the Company is a PFIC and if the Company complies with certain reporting requirements.  Instead, a shareholder of a QEF generally is currently taxable on a pro rata share of the Company’s ordinary earnings and net capital gain as ordinary income and long-term capital gain, respectively.  Neither that ordinary income nor any actual dividend from the Company would qualify for the 20% maximum tax rate on dividends described above if the Company is a PFIC in the taxable year the ordinary income is realized or the dividend is paid or in the preceding taxable year.  We have not yet determined whether we would make the computations necessary to supply U.S. holders with the information needed to report income and gain pursuant to a QEF election.  It is, therefore, possible that U.S. holders would not be able to make or retain that election in any year we are a PFIC.  Although a QEF election generally cannot be revoked, if a U.S. holder made a timely QEF election for the first taxable year it owned an ADR and the Company is a PFIC (or is treated as having done so pursuant to any of certain elections), the QEF election will not apply during any later taxable year in which the Company does not satisfy the tests to be a PFIC.  If a QEF election is not made in that first taxable year, an election in a later year generally will require the payment of tax and interest.

In lieu of a QEF election, a U.S. holder of stock in a PFIC that is considered marketable stock could elect to mark the stock to market annually, recognizing as ordinary income or loss each year an amount equal to the difference as of the close of the taxable year between the fair market value of the stock and the U.S. holder’s adjusted basis in the stock.  Losses would be allowed only to the extent of net mark-to-market gain previously included in income by the U.S. holder under the election for prior taxable years.  A U.S. holder’s adjusted basis in the ADRs will be adjusted to reflect the amounts included or deducted with respect to the mark-to-market election.  If the mark-to-market election were made, the rules set forth in the second preceding paragraph would not apply for periods covered by the election.  A mark-to-market election will not apply during any later taxable year in which the Company does not satisfy the tests to be a PFIC.  In general, the ADRs will be marketable stock if the ADRs are traded, other than in de minimis quantities, on at least 15 days during each calendar quarter on a national securities exchange that is registered with the SEC or on a designated national market system or on any exchange or market that the Treasury Department determines to have rules sufficient to ensure that the market price accurately represents the fair market value of the stock.  Under current law, the mark-to-market election may be available to U.S. holders of ADRs because the ADRs are listed on the Nasdaq Capital Market, which constitutes a qualified exchange, although there can be no assurance that the ADRs will be “regularly traded” for purposes of the mark-to-market election or that the ADRs will continue to be listed on the Nasdaq Capital Market.

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

Reporting Obligations of Individual Owners of Foreign Financial Assets

Section 6038D of the Code generally requires U.S. individuals (and possibly certain entities that have U.S. individual owners) to file IRS Form 8938 if they hold certain “specified foreign financial assets,” the aggregate value of which exceeds $50,000.  The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-US. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person and any interest in a foreign entity. Persons who are required to report foreign financial assets and fail to do so may be subject to substantial penalties.  U.S. Holders should consult their tax advisors regarding these information reporting requirements.

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

At June 30, 2015, there was no customer who accounted for 10% or more of trade accounts receivable. At June 30, 2014, two customers accounted for 12% ($130,208) and 14% ($151,726), respectively, of trade accounts receivable.

At June 30, 2015, one supplier accounted for 15% ($76,327) of trade accounts payable. At June 30, 2014, one supplier accounted for 17% ($153,472) of trade accounts payable.

In 2014, there was one customer from whom the Group generated revenues representing 12% ($535,716) of the total consolidated revenue from continuing operations (excluding licensing). During the year ended 30 June 2015, there was no customer from whom the group generated revenues representing more than 10% of the total consolidated revenues from operations.013excluding licensing).

Export and other sales, mainly to the U.S.A., which included licensing revenue, were $ 1,500,803, $2,511,393, $5,630,945 in 2015, 2014, and 2013  respectively.

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

Our Management has carried out an evaluation, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures as of June 30, 2015.  Based on that evaluation, including the material weakness noted below in Item 15.B, the Chief Executive Officer and the Chief Financial Officer concluded that the Company’s disclosure controls and procedures were ineffective as of June 30, 2015.

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

Our Management, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, have assessed the effectiveness of the Company’s internal control over financial reporting as of June 30, 2015.  In making this assessment, Management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO, in Internal Control-Integrated Framework (2013).  As a result of that assessment, Management identified the following material weakness as of June 30, 2015.

•                                                                      The Company did not maintain an adequate segregation of duties with respect to internal control over financial reporting. We have limited accounting personnel with the appropriate level of accounting knowledge, experience, and training commensurate with our financial reporting requirements to enable effective segregation of duties to allow for appropriate monitoring of financial reporting matters and internal control over financial reporting. There was no separate Chief Financial Officer (CFO) role for a portion of the year. During the year, the CFO was appointed as Chief Executive Officer (CEO) of the Company in February 2015 and was not replaced until June 15, 2015. During the period prior to the official change the CFO was performing more of the tasks associated with the CEO role. In addition to this, the Financial Controller had full administrative and processing rights for the accounting and payroll systems, including the ability to create and post journal entries and significant involvement in the monthly financial statement close process throughout the year with limited independent review. Further, there was also no evidence of review and approval of journal entries processed in the accounting system throughout the year. These control deficiencies are pervasive in nature and impact all significant accounts and critical accounting estimates. These control deficiencies did not result in material adjustments to the financial statements, however there is a reasonable possibility that a material misstatement of the annual financial statements would not have been prevented or detected on a timely basis due to the failure to design and implement appropriate segregation of duty controls.

Based upon its assessment, because of the material weakness described above our Management has concluded that, as of June 30, 2015, our internal control over financial reporting is not effective based upon the abovementioned criteria.

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

Item 15.D                     Changes in internal control over financial reporting

During the 2015 financial year, there were changes in Management which resulted in a reduction in the number of key management personnel. These changes have limited the Company’s ability to establish adequate segregation of duties and independent review of the financial statement close process.

Remediation plan

Segregation of duties.  We are committed to remediating the material weakness over the segregation of duties by implementing changes to our internal control over financial reporting. We are re-assessing the design of the controls and modifying processes by implementing additional review and oversight responsibilities to individuals who are independent of the financial statement preparation process. We will test the ongoing operating effectiveness of the revised controls in future periods.

Item 16.A                     Audit Committee Financial Expert

The chairman of the Audit Committee since November 29, 2013 has been Mr. Grahame Leonard A.M. and we believe that Mr. Leonard A.M. would meet the criteria of a financial expert.

Item 16.B                                         Code of Ethics

We have adopted a Code of Ethics (styled “Code of Conduct”) that applies to all of our Directors and employees, including our principal executive officer, principal financial officer and principal accounting officer or controller.  The Code can be downloaded at our website (www.gtglabs.com).  Additionally, any person, upon request, can ask for a hard copy or electronic file of the Code.  If we make any substantive amendment to the Code or grant any waivers, including any implicit waiver, from a provision of the Code, we will disclose the nature of such amendment or waiver on our website.  During the year ended June 30, 2015, no such amendment was made or waiver granted.

Our Board of Directors is responsible for the corporate governance of the consolidated entity and guides and monitors the business and affairs of Genetic Technologies on behalf of the shareholders by whom they are elected and to whom they are accountable.

We are committed to achieving the leading standards of corporate governance.

Reference is made to the revised Corporate Governance Principles and Recommendations issued and revised from time to time by the ASX Corporate Governance Council.  The Board believes that all concepts of the revised Principles and Recommendations have been satisfied, however the Board is realistic with respect to the relative size and nature of the Company and have implemented the Recommendations accordingly.  The Company endeavors to ensure exceptions to the guidelines do not have negative impact on the best interests of shareholders.

While in most respects the Company complies with the Recommendations, it is recognised that the development and implementation of policies and practices is an ongoing process that evolves with the needs of the business and its stakeholders.

ASX Listing Rule 4.10.3 requires an entity that is included in the official list as an ASX Listing to include in its annual report either a corporate governance statement that meets the requirements of that rule or the URL of the page on its website where such a statement is located.

The Company therefore advises that the current corporate governance statement and a summary of its main corporate governance practices may be found via the following link on the Company’s website: http://www.gtgcorporate.com/investor-centre/corporate-governance

We are therefore also required to publish an Appendix 4G Key to Disclosures Corporate Governance Council Principles and Recommendations annually that describes our adherence to the revised Corporate Governance Principles and Recommendations.  This Appendix 4G with respect to the year ended June 30, 2015 was filed with the U.S. Securities and Exchange Commission on September 24, 2015.

In accordance with the Council’s recommendations, the Corporate Governance Statement must now contain certain specific information and must disclose the extent to which we have followed the guidelines during the period.  Where a recommendation has not been followed, that fact must be disclosed, together with the reasons for the departure.  The Company’s Corporate Governance Statement is now structured with reference to the Corporate Governance Council’s principles and recommendations.  Below is an extract from the Company’s most recent Corporate Governance Statement.

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

•                  Remuneration Committee Charter;

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

•                  Diversity Policy;

•                  Shareholder Communications Policy; and

•                  Whistleblower Policy.

Item 16.C                 Principal Accountant Fees and Services

The following table sets forth the fees billed to us by our Independent Registered Public Accounting Firm, PricewaterhouseCoopers, during the financial years ended June 30, 2015 and 2014, respectively:

	Consolidated
	2015	2014
	$	$
Services rendered
PricewaterhouseCoopers in respect of:
Audit fees (1)	558,360	340,500

(1)  Audit fees consist of services that would normally be provided in connection with statutory and regulatory filings or engagements, including services that generally only the independent accountant can reasonably provide such as comfort letters.

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

Item 18.                          Financial Statements

GENETIC TECHNOLOGIES LIMITED

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page

Genetic Technologies Limited - Report of Independent Registered Public Accounting Firm	F1

Genetic Technologies Limited - Consolidated Statements of Comprehensive Income/ (Loss) for the years ended June 30, 2015, 2014 and 2013	F2

Genetic Technologies Limited - Consolidated Balance Sheets as of June 30, 2015 and 2014	F3

Genetic Technologies Limited - Consolidated Statements of Changes in Equity for the years ended June 30, 2015, 2014 and 2013	F5

Genetic Technologies Limited - Consolidated Statements of Cash Flows for the years ended June 30, 2015, 2014 and 2013	F4

Genetic Technologies Limited - Notes to Consolidated Financial Statements	F6

Item 19.                          Exhibits

The following documents are filed as exhibits to this Annual Report on Form 20-F:

1.1	Constitution of the Registrant.++

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

4(A).1	Staff Share Plan 2001 dated November 30, 2001. +

4(B).1	Lease over premises in Fitzroy, Victoria, Australia with an effective date of September 1, 2015

4(B).2	Amendment to lease over premises in Charlotte, North Carolina, USA with an effective date of November 1, 2015

12.01	Section 302 Certification

12.02	Section 302 Certification

13.01	Section 1350 Certification

13.02	Section 1350 Certification

23.01	Consent of PricewaterhouseCoopers

+  Previously filed with the Company’s Registration Statement on Form 20-F (File No. 0-51504), filed with the Commission on August 19, 2005 and incorporated herein by reference.

++  Previously filed with the Company’s Registration Statement on Form 20-F (File No. 0-51504), filed with the Commission on December 21, 2010 and incorporated herein by reference.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

GENETIC TECHNOLOGIES LIMITED

Dated: November 13, 2015	By:	/s/ Mr. Eutillio Buccilli
		Name:	Mr. Eutillio Buccilli
		Title:	Chief Executive Officer

Report of Independent Registered Public Accounting Firm

To The Board of Directors and Shareholders of Genetic Technologies Limited

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of comprehensive income/ (loss), consolidated statements of cash flows, and consolidated statement of changes in equity present fairly, in all material respects, the financial position of Genetic Technologies Limited (the “Company”) and its subsidiaries at June 30, 2015 and June 30, 2014, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2015 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers

PricewaterhouseCoopers

Melbourne, Australia

November 13, 2015

2015 Financial Report

GENETIC TECHNOLOGIES LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/ (LOSS)

FOR 2015, 2014 and 2013

	Note	Year ended June 30, 2015	Year ended June 30, 2014	Year ended June 30, 2013
		AUD	AUD	AUD
Revenue from operations
Genetic testing services		2,011,918	4,564,280	3,377,183
Less: cost of sales	4	(891,243)	(1,837,729)	(1,945,467)
Gross profit from operations		1,120,675	2,726,551	1,431,716
Other revenue	5	1,027,151	863,832	4,784,913
Gain on deconsolidation of subsidiary		—	761,361	—
Selling and marketing expenses		(4,504,299)	(6,251,595)	(5,266,818)
General and administrative expenses		(4,222,988)	(3,173,109)	(4,413,782)
Licensing, patent and legal costs		(435,418)	(1,079,199)	(2,399,824)
Laboratory, research and development costs		(2,851,665)	(3,298,127)	(3,462,466)
Finance costs		(264,694)	(744,199)	(38,968)
Gain on disposal of business	7	1,396,798	—	—
Fair value loss on ImmunAid option fee		(795,533)	—	—
Share of net loss of associates accounted for using the equity method		—	(362,682)	(437,185)
Fair value gain/ (loss) on financial liabilities at fair value through profit or loss		349,246	(648,374)	—
Non-operating income and expenses	6	370,557	1,071,072	452,931
Profit/(loss) from continuing operations before income tax		(8,810,170)	(10,134,469)	(9,349,483)
Net profit from discontinued operation		—	—	—
Profit/(loss) before income tax	9	(8,810,170)	(10,134,469)	(9,349,483)
Income tax expense		—	—	—
Profit/(loss) for the year		(8,810,170)	(10,134,469)	(9,349,483)
Other comprehensive income/(loss)
Realized gain on sale of available-for-sale investments transferred from reserve		—	—	—
Exchange gains/(losses) on translation of controlled foreign operations		414,005	(149,162)	9,347
Exchange gains/(losses) on translation of non-controlled foreign operations		—	86	17,073
Other comprehensive income/(loss) for the year, net of tax		414,005	(149,076)	26,420
Total comprehensive profit/(loss) for the year		(8,396,165)	(10,283,545)	(9,323,063)
Profit/(loss) for the year is attributable to:
Owners of Genetic Technologies Limited		(8,810,170)	(10,125,197)	(9,298,367)
Non-controlling interests		—	(9,272)	(51,116)
Total profit/(loss) for the year		(8,810,170)	(10,134,469)	(9,349,483)
Total comprehensive profit/(loss) for the year is attributable to:
Owners of Genetic Technologies Limited		(8,396,165)	(10,274,359)	(9,289,020)
Non-controlling interests		—	(9,186)	(34,043)
Total profit/(loss) for the year		(8,396,165)	(10,283,545)	(9,323,063)

Earnings/(loss) per share (cents per share)
Basic and diluted net profit/(loss) per ordinary share	10	(0.82)	(1.76)	(1.97)
Weighted-average shares outstanding	10	1,072,803,358	574,557,747	472,084,970

The above consolidated statement of comprehensive income should be read in conjunction with the accompanying notes.

2015 Financial Report

CONSOLIDATED BALANCE SHEET

As at June 30, 2015

		Consolidated
		2015	2014
	Notes	$	$
ASSETS
Current assets
Cash and cash equivalents	11	18,341,357	2,831,085
Trade and other receivables	12	714,951	1,111,565
Prepayments and other assets	13	506,198	414,910
Performance bond and deposits		3,590	2,949
Total current assets		19,566,096	4,360,509

Non-current assets
Financial assets at fair value through profit or loss	14	—	795,533
Property, plant and equipment	15	417,595	394,164
Intangible assets and goodwill	16	736,041	1,178,993
Total non-current assets		1,153,636	2,368,690
Total assets		20,719,732	6,729,199

LIABILITIES
Current liabilities
Trade and other payables	17	1,102,974	1,449,187
Financial liabilities at fair value through profit or loss	20	25,000	—
Deferred revenue	18	77,282	153,226
Provisions	19	529,907	715,603
Total current liabilities		1,735,163	2,318,016

Non-current liabilities
Provisions	19	25,321	81,280
Financial liabilities at fair value through profit or loss	20	—	2,502,384
Total non-current liabilities		25,321	2,583,664
Total liabilities		1,760,484	4,901,680
Net assets		18,959,248	1,827,519

EQUITY
Contributed equity	22	115,247,128	90,080,492
Reserves	23	4,697,403	3,922,140
Accumulated losses	24	(100,985,283)	(92,175,113)
Total equity		18,959,248	1,827,519

The above consolidated balance sheet should be read in conjunction with the accompanying notes.

2015 Financial Report

CONSOLIDATED STATEMENT OF CASH FLOWS

For the year ended June 30, 2015

		Consolidated
		2015	2014	2013
	Notes	$	$	$
Cash flows from / (used in) operating activities
Receipts from customers		2,855,599	4,007,591	8,460,774
Payments to suppliers and employees		(12,583,957)	(15,058,176)	(16,213,984)
Interest received		39,951	116,047	275,399
Interest and finance charges paid		(3,121)	(52,550)	(38,968)
Net cash flows from / (used in) operating activities	11	(9,691,528)	(10,987,088)	(7,516,779)

Cash flows from / (used in) investing activities
Proceeds from the sale of plant and equipment		57,119	—	1,201
Purchases of plant and equipment		(192,592)	(47,917)	(53,611)
Proceeds from sale of shares in associate		—	—	46,951
Proceeds from the sale of business		2,100,895	—	—
Proceeds from the sale of available-for-sale financial assets		—	577,497	—
Cash disposed on loss of control of subsidiary		—	(162,576)	—
Advances to associates		—	(20,470)	(173,193)
Payment for financial assets at fair value through profit or loss		—	(114,159)	—
Net cash flows from / (used in) investing activities		1,965,422	232,375	(178,652)

Cash flows from / (used in) financing activities
Proceeds from the issue of shares		23,289,927	7,000,000	481,500
Equity transaction costs		(2,572,664)	(658,498)	(25,797)
Proceeds from borrowings		2,150,000	5,581,462	—
Repayment of hire purchase principal		—	—	(17,748)
Net cash flows from / (used in) financing activities		22,867,263	11,922,964	437,955

Net increase / (decrease) in cash and cash equivalents		15,141,157	1,168,251	(7,257,476)
Cash and cash equivalents at beginning of year		2,831,085	1,721,293	8,900,235
Net foreign exchange difference		369,115	(58,459)	78,534
Cash and cash equivalents at end of year	11	18,341,357	2,831,085	1,721,293

The above consolidated statement of cash flows should be read in conjunction with the accompanying notes.

2015 Financial Report

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the year ended June 30, 2015

	Attributable to Members of Genetic Technologies Limited
	Contributed equity	Reserves	Accumulated losses	Parent interests	Non- controlling interests	Total equity
Consolidated	$	$	$	$	$	$
Balance at June 30, 2012	83,280,142	3,719,419	(72,751,549)	14,248,012	154,630	14,402,642
Loss for the year	—	—	(9,298,367)	(9,298,367)	(51,116)	(9,349,483)
Other comprehensive loss	—	9,347	—	9,347	17,073	26,420
Total comprehensive income /( loss)	—	9,347	(9,298,367)	(9,289,020)	(34,043)	(9,323,063)
Transactions with owners in their capacity as owners
Contributions of equity (net)	455,703	—	—	455,703	—	455,703
Share-based payments	—	223,005	—	223,005	—	223,005
	455,703	223,005	—	678,708	—	678,708
Balance at June 30, 2013	83,735,845	3,951,771	(82,049,916)	5,637,700	120,587	5,758,287
Loss for the year	—	—	(10,125,197)	(10,125,197)	(9,272)	(10,134,469)
Other comprehensive income	—	(149,162)	—	(149,162)	86	(149,076)
Total comprehensive income / loss	—	(149,162)	(10,125,197)	(10,274,359)	(9,186)	(10,283,545)
Transactions with owners in their capacity as owners
Contributions of equity (net of transaction costs)	6,341,472	—	—	6,341,472	—	6,341,472
Value of shares issued on conversion of convertible notes	3,572,877	—	—	3,572,877	—	3,572,877
Value of shares cancelled as part of the swap deal	(3,569,702)	—	—	(3,569,702)	—	(3,569,702)
Share-based payments	—	119,531	—	119,531	—	119,531
Removal of non-controlling interests on de-consolidation	—	—	—	—	(111,401)	(111,401)
	6,344,647	119,531	—	6,464,178	(111,401)	6,352,777
Balance at June 30, 2014	90,080,492	3,922,140	(92,175,113)	1,827,519	—	1,827,519
Loss for the year	—	—	(8,810,170)	(8,810,170)	—	(8,810,170)
Other comprehensive loss	—	414,005	—	414,005	—	414,005
Total comprehensive loss	—	414,005	(8,810,170)	(8,396,165)	—	(8,396,165)
Transactions with owners in their capacity as owners
Contributions of equity (net of transaction costs)	20,659,527	—	—	20,659,527	—	20,659,527
Value of shares issued on conversion of convertible notes	4,507,109	—	—	4,507,109	—	4,507,109
Share-based payments	—	303,522	—	303,522	—	303,522
Transaction costs on placement of shares	—	57,736	—	57,736	—	57,736
	25,166,636	361,258	—	25,527,894	—	25,527,894
Balance at June 30, 2015	115,247,128	4,697,403	(100,985,283)	18,959,248	—	18,959,248

The above consolidated statement of changes in equity should be read in conjunction with the accompanying notes.

Genetic Technologies Limited	2015 Financial Report

NOTES TO THE FINANCIAL STATEMENTS

For the year ended June 30, 2015

1.                  CORPORATE INFORMATION

The Financial Report of Genetic Technologies Limited (the “Company”) for the year ended June 30, 2015 was authorised for issue in accordance with a resolution of the Directors dated November 13, 2015.  Genetic Technologies Limited is incorporated in Australia and is a company limited by shares.  The Directors have the power to amend and reissue the financial statements.

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

Historical cost convention

These financial statements have been prepared under the historical cost convention except for financial assets and liabilities (including derivative instruments) which are measured at fair value.

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

(b)                                 New accounting standards and interpretations

(i)                 Standards and Interpretations affecting amounts reported in the current period (and/or prior period)

The group has applied the following standards and amendments for the first time for their annual reporting period commencing July 1, 2014:

•                        AASB 2013-3 Amendments to AASB 136 — Recoverable Amount Disclosures for Non-Financial Assets

•                      AASB 2013-4 Amendments to Australian Accounting Standards — Novation of Derivatives and Continuation of Hedge Accounting

•                      Interpretation 21 Accounting for Levies

•                      AASB 2014-1 Amendments to Australian Accounting Standards

The adoption of these standards did not have any impact on the current period or any prior period and is not likely to affect future periods.

Genetic Technologies Limited	2015 Financial Report

2.                  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(b)                                 New accounting standards and interpretations (cont.)

(ii)             Standards and Interpretations in issue but not yet adopted

In respect of the year ended June 30, 2015, the Group has assessed all new Australian accounting standards, and the IFRS equivalent, mandatory for adoption during the current year, noting no new standards which would have a material effect on the disclosure in these financial statements.  There has been no effect on the profit and loss or the financial position of the Group.  Certain new accounting standards and interpretations have been published that are not mandatory for June 30, 2015 reporting periods.

The Group’s and the parent entity’s assessment of the impact of these new standards and interpretations is set out below.

Title of Standard	Summary and impact on Group’s financial statements	Application date of the standard	Application date for Group for financial year ending
IFRS 9 Financial Instruments

IFRS 9 Financial Instruments replaces IAS 39 and addresses and classification, measurement and derecognition of financial assets and liabilities. It also addresses the new hedge accounting requirements, including changes to hedge effectiveness, treatment of hedging costs and risk components that can be hedged.

IFRS 9 introduces a new expected loss model impairment model that will require entities to account for expected credit losses at the time of recognising the asset. The Group does not expect the adoption of the new standard to have a material impact on its classification and measurement of the financial assets and liabilities or its results on adoption of the new impairment model.

The new standard will result in extended disclosures in the financial statements. The Group has decided not to early adopt IFRS 9.

		January 1, 2018	June 30, 2019
IFRS 15 Revenue from Contracts with Customers

IFRS 15 provides a single, principles based five-step model to be applied to all contracts with customers. The five steps in the model are as follows:

1.              identify contracts with customers

2.              identify the separate performance obligations

3.              determine the transaction price of the contract

4.              allocate the transaction price to each of the separate performance obligations, and

5.              recognise the revenue as each performance obligation is satisfied.

Guidance is provided on topics such as the point in which revenue is recognised, accounting for variable consideration, costs of fulfilling and obtaining a contract and various related matters. The Group is assessing the impact of the new standard on its revenue recognition policy.

		January 1, 2018	June 30, 2019

There are no other standards that are not yet effective and that are expected to have a material impact on the entity in the current or future reporting periods and on foreseeable future transactions.

Genetic Technologies Limited	2015 Financial Report

2.                  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(c)                            Principles of consolidation

Subsidiaries

The consolidated financial statements incorporate the assets and liabilities of all subsidiaries of Genetic Technologies Limited (the “Company” or “Parent Entity”) as at June 30, 2015 and the results of all subsidiaries for the year then ended.  Genetic Technologies Limited and its subsidiaries together are referred to in this Financial Report as the “Group” or the “Consolidated Entity”.

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

Genetic Technologies Limited	2015 Financial Report

2.                  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

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

GeneType AG — Swiss francs (CHF)

GeneType Corporation — United States dollars (USD)

Phenogen Sciences Inc. — United States dollars (USD)

As at the reporting date, the assets and liabilities of these subsidiaries are translated into the presentation currency of Genetic Technologies Limited at the rate of exchange ruling at the balance sheet date and the statement of comprehensive income is translated at the weighted average exchange rates for the period unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions.  The exchange differences arising on the retranslation are recognised in other comprehensive income and taken directly to a separate component of equity.  On disposal of a foreign entity, the deferred cumulative amount recognised in equity relating to that particular foreign operation is recognised in the statement of comprehensive income.

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

License fees, royalties and annuities received

The Company licenses the use of its patented genetic technologies.  License fee income is recorded either upfront where the Group has no future obligations or over the license term where the Group has future obligations based on the execution of a binding agreement.  The Group does not grant refunds to its customers.  Royalties and annuities arising from the above licenses are recognised when earned in accordance with the substance of the agreement, in cases where no future performance is required by the Company and collection is reasonably assured.

Genetic Technologies Limited	2015 Financial Report

Interest received

Revenue is recognised as the interest accrues using the effective interest method.  Interest charged on loans to related parties is charged on commercial and similar to market terms and conditions.

Research and development tax incentive

The Australian government replaced the research and development tax concession with research and development (R&D) tax incentive from July 1, 2011. The R&D tax incentive applies to expenditure incurred and the use of depreciating assets in an income year commencing on or after July 1, 2011. A refundable tax offset is available to eligible companies with an annual aggregate turnover of less than $20 million. Management has assessed the Group’s activities and expenditure to determine which are likely to be eligible under the incentive scheme. The Group accounts for the R&D tax incentive as a government grant. The grant is recognised as other income over the period in which the R&D expense is recognised.

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

The Group calculates the fair value of options using the Black-Scholes option pricing model at the grant date.  In valuing equity-settled transactions, no account is taken of any non-market performance conditions.  The cost of equity-settled transactions is recognized as an employee benefits expense, together with a corresponding increase in equity, over the period in which the relevant vesting conditions are fulfilled, ending on the date the relevant employees become entitled to the award (“vesting date”).  The cumulative expense recognised for equity-settled transactions at each reporting date until vesting date reflects (i) the extent to which the vesting period has expired; and (ii) the number of awards that, in the opinion of the Directors of the Group, will ultimately vest.  This opinion is formed based on the best information available at balance date.

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

Genetic Technologies Limited	2015 Financial Report

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

(q)                           Performance bonds and deposits

Performance bonds and deposits include cash deposits held as security for the performance of certain contractual obligations.

Genetic Technologies Limited	2015 Financial Report

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

(s)                             Intangible assets

Patents

Patents held by the Group are used in the licensing, testing and research areas and are carried at cost and amortised on a straight-line basis over their useful lives, being10 years.  External costs incurred in filing and protecting patent applications, for which no future benefit is reasonably assured, are expensed as incurred.

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

For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Group’s cash-generating units, or groups of cash-generating units, that are expected to benefit from the synergies of the combination, irrespective of whether other assets or liabilities of the Group are assigned to those units or groups of units.  Each unit or group of units to which the goodwill is so allocated represents the lowest level within the Group at which the goodwill is monitored for internal management purposes and is not larger than an operating segment in accordance with AASB 8 Operating Segments.

Genetic Technologies Limited	2015 Financial Report

2.                  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(u)                           Impairment of assets (other than goodwill)

The Group assesses at each reporting date whether there is an indication that an asset may be impaired.  If any such indication exists, the Group makes an estimate of the asset’s recoverable amount.  An asset’s recoverable amount is the higher of its fair value less costs of disposal and its value in use and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets and the asset’s value-in-use cannot be estimated to be close to its fair value.  In such cases, the asset is tested for impairment as part of the cash-generating unit to which it belongs.  When the carrying amount of an asset or cash-generating unit exceeds its recoverable amount, the asset or cash-generating unit is considered impaired and is written down to its recoverable amount.

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

Genetic Technologies Limited	2015 Financial Report

2.                  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(w)                         Employee benefits (cont.)

(ii)                                Other long-term employee benefit obligations

The liabilities for long service leave and annual leave are not expected to be settled wholly within 12 months after the end of the reporting period in which the employee renders the related service.  They are therefore recognised in the provision for employee benefits and measured as the present value of expected future payments to be made in respect of services provided by employees up to the end of the reporting period using the projected unit credit method.  Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service.  Expected future payments are discounted using market yields at the end of the reporting period of corporate bonds with terms and currencies that match, as closely as possible, the estimated future cash outflows.

The obligations are presented as current liabilities in the balance sheet if the entity does not have an unconditional right to defer settlement for at least twelve months after the reporting period, regardless of when the actual settlement is expected to occur.

(iii)                            Retirement benefit obligations

The Group does not have any defined benefit funds.  Statutory contributions to defined contribution superannuation funds are recognised as an expense as they become payable. Prepaid contributions are recognised as an asset to the extent that a cash refund or a reduction in the future payments is available.  Statutory contributions are legally enforceable in Australia.

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

(aa)                    Financial assets and liabilities

During the year ended June 30, 2015, the Group acquired both a financial asset and liability at fair value through profit or loss.  Financial assets and liabilities at fair value through profit or loss are initially recognised at fair value on the date a contract is entered into and are subsequently remeasured to their fair value and at the end of each reporting period.  The accounting for subsequent changes in fair value is recognised in profit or loss.

Genetic Technologies Limited	2015 Financial Report

2.                  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

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

Going concern

During the 2015 financial year, the Company incurred a total comprehensive loss after income tax of $8,396,165 (2014: $10,283,545) and net cash outflows from operations of $9,691,528 (2014: $10,987,088).

As at June 30, 2015, the Company held cash reserves of $18,341,357 and had net current assets of $17,830,933.

The cash generated from revenue combined with its existing cash reserves will enable the Company to fund its operations in the next twelve months from the date of this report.

However, the Company is aware that the long term viability of the Company is directly dependent on the ability to grow revenue, control costs and raise additional funds via the issuance of new equity should the need arise.   Any issuance of new equity will be subject to normal risks and therefore could impact the ability of the Company to continue as a going concern. However, the Directors believe that the Company would be successful in raising new funds if the need arises and have prepared the financial report on a going concern basis.

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

Share-based payments transactions

The Group measures the cost of equity-settled transactions with employees by reference to the value of the equity instruments at the date on which they are granted.  Management determined the fair value by engaging an independent valuer using a Black-Scholes options pricing model.

Genetic Technologies Limited	2015 Financial Report

3.                  CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS (cont.)

Useful lives of assets

The estimation of the useful lives of assets has been based on historical experience as well as lease terms (for leased equipment) and patent terms (for patents).  In addition, the condition of the assets is assessed at least annually and considered against the remaining useful life and adjustments to useful lives are made when considered necessary.

Revenue from the sale of BREVAGen tests

In accordance with revenue recognition principles, the Group recognises the revenue from the sale of BREVAGenTM and BREVAGenplus® test on an accruals basis. This requires the Group to estimate the amount of revenue expected to be received based on the historical data of amounts received from tests sold since the launch of BREVAGenTM and BREVAGenplus®. The accrual estimate may be impacted by the recoverability of the amounts via the U.S. healthcare reimbursement system.

	Consolidated
	2015	2014
	$	$
4. COST OF SALES
Inventories used	462,908	929,538
Direct labour costs	347,745	716,731
Depreciation expense	55,818	126,942
Inventories written off	24,772	64,518
Total cost of sales	891,243	1,837,729
5. OTHER REVENUE
License fees received (1)	938,471	628,497
Royalties and annuities received	88,680	235,335
Total other revenue	1,027,151	863,832

(1)    License fees received included $781,108 (2014: $291,628) of licensing income from Applera Corporation and this agreement will end in December 2015.

6.      OTHER INCOME

	Consolidated
	2015	2014
	$	$
Net foreign exchange gains	—	167,584
Net profit on disposal of plant and equipment	3,843	53,277
Management fees received	—	38,267
Research and development tax incentive	111,188	358,395
Fair value gains on financial assets at fair value through profit or loss	—	295,533
Interest income	39,951	116,047
Net gain on sale of available-for-sale financial assets	—	41,969
Rent recovery	215,575	—
Total other income and expenses	370,557	1,071,072

Genetic Technologies Limited	2015 Financial Report

7.                   GAIN ON SALE OF BUSINESS

2015
$
Proceeds from sale of business	2,100,895
Trade and other receivables	(190,990)
Prepayments and other assets	(220,785)
Net value of fixed assets	(176,065)
Goodwill	(315,388)
Deferred revenue	51,952
Current provisions	120,989
Long term provisions	26,190
Total gain on sale of business	1,396,798

On November 19, 2014, the Company announced that it had completed the sale of its heritage Australian Genetics business to Specialist Diagnostics Services Ltd (“SDS”), the wholly owned pathology subsidiary of Primary Health Care Ltd. Under the terms of sale, SDS acquired the Australian Genetics business for $2,100,895 (net of employee entitlements and inclusive of GST) in cash. The gain on disposal as recognised in the Consolidated Statement of Comprehensive Income is $1,396,798 the details of which are noted above.

8.                  EXPENSES

	Consolidated
	2015 $	2014 $
Amortisation of intangible assets	127,564	127,566
Depreciation of fixed assets	104,639	83,937
Net foreign currency losses	200,243	—
Employee benefits expenses	5,470,007	6,247,731
Operating lease expenses	404,638	386,694
Research and development expenses	728,592	652,994

Genetic Technologies Limited	2015 Financial Report

9.                  INCOME TAX

	Consolidated
	2015	2014
	$	$
Reconciliation of income tax expense to prima facie tax payable
Loss before income tax expense	(8,810,170)	(10,134,469)
Tax at the Australian tax rate of 30% (2014: 30%)	(2,643,051)	(3,040,341)
Tax effect amounts which are not deductible / (taxable)in calculating taxable income
Net impairment losses and other write-downs	98	(83,376)
Share-based payments expense	91,057	35,859
Share of net loss of associate accounted for using the equity method	—	108,805
Capital raising expenses	—	92,194
Disposal of associate accounted for using the equity method	—	1,100,195
Gain on disposal of subsidiary	—	(216,056)
Fair value gains on financial assets at fair value through profit or loss	—	(88,660)
Fair value (gains)/ loss on financial liabilities at fair value through profit or loss	(104,774)	194,512
Research and development tax incentive	78,673	113,360
Non-assessable forgiveness of debt	—	(111,203)
Disposal of Heritage business	41,091	—
Tax effect of inter-company transactions	5,370	(81,909)
Withholding tax expense	5,484	5,606
Other non-deductible items	2,032	2,869
	(2,524,020)	(1,968,145)
Under /(over) provision	(7,849)	(1,424,354)
Research and development tax credit	(33,356)	(107,518)
Tax losses not recognised	2,565,225	3,500,017
Income tax expense	—	—

Net deferred tax assets
Deferred tax assets not recognised
ImmunAid option fee	150,000	—
Property, plant & equipment	9,067	—
Capital raising costs	849,649	481,459
Applera settlement	44,945	279,285
Intangible assets	2,185,263	2,170,487
Doubtful debts	—	32,677
Provisions	226,568	239,065
Other	86,830	64,755
Total deferred tax assets	3,552,322	3,267,728
Deferred tax liabilities not recognised
Prepayments	355	—
ImmunAid Option	—	88,660
Total deferred tax liabilities	355	88,660
Net deferred tax assets on temporary differences not brought to account	(3,551,967)	(3,179,068)
Total net deferred tax assets	—	—

Genetic Technologies Limited	2015 Financial Report

9.             INCOME TAX (cont.)

	Consolidated
	2015	2014
	$	$
Tax losses
Unused tax losses for which no deferred tax asset has been recognised	63,780,030	52,645,184
Potential tax benefit @ 30%	19,134,010	15,793,555

Subject to the Group continuing to meet the relevant statutory tests, the tax losses are available for offset against future taxable income.

At June 30, 2015, the Group had a potential tax benefit related to tax losses carried forward of $19,134,010.  Such amount includes net losses of $5,696,906 related to subsidiaries in the United States (US) which would expire after 20 years starting in 2030.  The remaining tax losses carried forward of $13,437,104 are indefinite and are attributable to the Group’s operations in Australia.

As such, the total unused tax losses available to the group, equal $19,134,010.

As at balance date, there are unrecognised tax losses with a benefit of approximately $19,134,010 (2014: $15,793,555) that have not been recognised as a deferred tax asset to the Group.  These unrecognised deferred tax assets will only be obtained if:

(a)                     The Group companies derive future assessable income of a nature and amount sufficient to enable the benefits to be realised;

(b)                     The Group companies continue to comply with the conditions for deductibility imposed by the law; and

(c)                      No changes in tax legislation adversely affect the Group companies from realising the benefit.

Tax consolidation legislation

Genetic Technologies Limited and its wholly-owned Australian subsidiaries implemented the tax consolidation legislation as from 1 July 2003.  The accounting policy in relation to this legislation is set out in Note 2(j).

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

As at June 30, 2015, there are no unrecognised temporary differences associated with the Group’s investments in subsidiaries, as the Group has no liability for additional taxation should unremitted earnings be remitted (2014: $nil).

10.           LOSS PER SHARE

The following reflects the income and share data used in the calculations of basic and diluted loss per share:

	Consolidated
	2015 $	2014 $
Loss for the year attributable to the owners of Genetic Technologies Limited	(8,810,170)	(10,125,197)
Weighted average number of ordinary shares used in calculating loss per share	1,072,803,358	574,557,747

Note:        None of the 24,241,667 (2014: 7,775,000) options over the Company’s ordinary shares that were outstanding as at the reporting date are considered to be non-dilutive for the purposes of calculating diluted earnings per share.

Genetic Technologies Limited	2015 Financial Report

11.           CASH AND CASH EQUIVALENTS

	Consolidated
	2015	2014
	$	$
Reconciliation of cash and cash equivalents
Cash at bank and on hand	18,341,357	2,831,085
Total cash and cash equivalents	18,341,357	2,831,085
Reconciliation of loss for the year
Reconciliation of loss for the year after income tax to net cash flows used in operating activities is as follows:
Loss for the year after income tax	(8,810,170)	(10,134,469)
Adjust for non-cash items
Amortisation and depreciation expenses	232,203	338,445
Interest on convertible notes converted to shares	73,618	—
Share-based payments expense	303,522	119,531
Share of loss of associate	—	362,682
Non-cash licensing revenue	(245,500)	—
Fair value gain on deconsolidation of subsidiary	—	(225,833)
Net (gain)/loss on sale of business	(1,396,798)	—
Net (gain)/loss on sale of available for sale financial assets	—	(41,969)
Fair value gains on financial assets at fair value through profit or loss	(349,246)	(295,533)
Fair value losses on financial liabilities at fair value through profit or loss	—	447,769
Net (profit) / loss on disposal of plant and equipment	(3,843)	(53,277)
Net foreign exchange (gains) / losses	200,243	46,344
Adjust for changes in assets and liabilities
(Increase) / decrease in trade and other receivables	152,348	(782,923)
(Increase) / decrease in prepayments and other assets	(312,073)	(16,725)
(Increase) / decrease in performance bonds and deposits	(641)	206,347
(Increase) / decrease in financial assets at fair value through profit or loss	795,533	(795,533)
Increase / (decrease) in trade and other payables	(412,256)	73,651
Increase / (decrease) in deferred revenue	(23,993)	(167,555)
Increase / (decrease) in provisions	105,525	(68,040)
Net cash flows from / (used in) operating activities	(9,691,528)	(10,987,088)
Financing facilities available
As at June 30, 2015, the following financing facilities had been negotiated and were available:
Total facilities
Credit cards	306,750	277,298
Facilities used as at reporting date
Credit cards	(25,708)	(26,577)
Facilities unused as at reporting date
Credit cards	281,042	250,721

Genetic Technologies Limited	2015 Financial Report

12.           TRADE AND OTHER RECEIVABLES (CURRENT)

	Consolidated
	2015	2014
	$	$
Trade receivables	524,580	1,004,395
Less: provision for doubtful debts	—	(108,925)
Net trade receivables	524,580	895,470
Other receivables	190,371	216,095
Total net current trade and other receivables	714,951	1,111,565

Note: Trade and other receivables for the Group include amounts due in US dollars of USD 373,137 (2014: USD 511,307).

Refer Note 34 for details of aging, interest rate and credit risks applicable to trade and other receivables for which, due to their short-term nature, their carrying value approximates their fair value.

13.           PREPAYMENTS AND OTHER ASSETS (CURRENT)

Prepayments	188,701	201,916
Inventories at the lower of cost and net realisable value	317,497	212,994
Total current prepayments and other assets	506,198	414,910

14.           FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT AND LOSS (NON-CURRENT)

Option Fee — ImmunAid Limited	—	795,533
Total financial assets at fair value through profit and loss	—	795,533

ImmunAid Limited (“ImmunAid”) is a former associate of Genetic Technologies Limited (the “Company”) in which ImmunAid and the Company executed an Option Agreement pursuant to which ImmunAid granted the Company options to acquire a total of $2,250,000 ordinary shares in ImmunAid.  Each option will entitle the Company to acquire one ordinary share in ImmunAid at a price of $1.35 per share at any time for three years from the date on which the options are granted on April 17, 2014. During the year ended June 30, 2015 the Company has written down the ImmunAid asset by $795,533 to $NIL. The write-down was recorded as a fair value loss on financial assets at fair value through profit or loss in the Comprehensive Income Statement.

Genetic Technologies Limited	2015 Financial Report

15.    PROPERTY, PLANT AND EQUIPMENT

	Consolidated
	2015	2014
	$	$
Laboratory equipment, at cost	1,277,651	3,479,145
Less: accumulated depreciation	(914,050)	(2,743,213)
Less: impairment loss	—	(426,950)
Net laboratory equipment	363,601	308,982
Computer equipment, at cost	502,695	728,323
Less: accumulated depreciation	(456,902)	(668,002)
Net computer equipment	45,793	60,321
Office equipment, at cost	167,564	229,104
Less: accumulated depreciation	(160,539)	(207,160)
Net office equipment	7,025	21,944
Equipment under hire purchase, at cost	594,626	1,251,114
Less: accumulated depreciation	(594,626)	(1,251,114)
Net equipment under hire purchase	—	—
Leasehold improvements, at cost	111,873	111,873
Less: accumulated depreciation	(110,697)	(108,956)
Net leasehold improvements	1,176	2,917
Total net property, plant and equipment	417,595	394,164

Reconciliation of property, plant and equipment
Opening gross carrying amount	5,799,559	6,194,829
Add: additions purchased during the year	304,135	181,875
Less: disposals made during the year	(31,789)	(577,145)
Less: disposals due to sale of business	(3,417,497)	—
Closing gross carrying amount	2,654,408	5,799,559
Opening accumulated depreciation and impairment losses	(5,405,395)	(5,771,661)
Add: disposals made during the year	31,789	577,145
Add: disposals due to sale of business	3,241,432	—
Less: depreciation expense charged	(104,639)	(210,879)
Closing accumulated depreciation and impairment losses	(2,236,813)	(5,405,395)
Total net property, plant and equipment	417,595	394,164

Reconciliation of movements in property, plant and equipment by asset category

	Opening		Net disposals		Closing
	net carrying	Additions	due to sale	Depreciation	net carrying
	Amount	during year	of subsidiary	expense	amount
Asset category	$	$	$	$	$
Laboratory equipment	308,982	274,310	(161,703)	(57,988)	363,601
Computer equipment	60,321	29,825	(7,826)	(36,527)	45,793
Office equipment	21,944	—	(6,536)	(8,383)	7,025
Leasehold improvements	2,917	—	—	(1,741)	1,176
Totals	394,164	304,135	(176,065)	(104,639)	417,595

Genetic Technologies Limited	2015 Financial Report

16.           INTANGIBLE ASSETS AND GOODWILL

	Consolidated
	2015	2014
	$	$
Patents
Patents, at cost	36,662,592	36,662,592
Less: accumulated amortisation	(32,914,177)	(32,889,940)
Less: impairment losses	(3,632,338)	(3,632,338)
Total net patents	116,077	140,314

Other intangible assets
Assets associated with BREVAGenTM breast cancer risk test, at cost	1,033,273	1,033,273
Less: accumulated amortisation	(413,309)	(309,982)
Total net other intangible assets	619,964	723,291

Goodwill
Goodwill, at cost	—	358,012
Less: accumulated impairment	—	(42,624)
Total net goodwill	—	315,388
Total net intangible assets and goodwill	736,041	1,178,993

Reconciliation of patents
Opening gross carrying amount	36,662,592	36,594,310
Adjust for exchange rate movements	—	68,282
Closing gross carrying amount	36,662,592	36,662,592
Opening accumulated amortisation and impairment losses	(36,522,278)	(36,429,758)
Add: amortisation expense charged (refer below)	(24,237)	(24,238)
Adjust for exchange rate movements	—	(68,282)
Closing accumulated amortisation and impairment losses	(36,546,515)	(36,522,278)
Total net patents	116,077	140,314

Reconciliation of other intangible assets
Opening net carrying amount	723,291	826,619
Less: amortisation expense charged (refer below)	(103,327)	(103,328)
Total net other intangible assets	619,964	723,291

Reconciliation of goodwill
Opening gross carrying amount	358,012	358,012
Less: goodwill disposed on sale of business	(358,012)	—
Closing gross carrying amount	—	358,012
Opening accumulated impairment losses	(42,624)	(42,624)
Add: goodwill disposed on sale of business	42,624	—
Closing accumulated impairment losses	—	(42,624)
Total net goodwill	—	315,388

Genetic Technologies Limited	2015 Financial Report

16.           INTANGIBLE ASSETS AND GOODWILL (cont.)

Remaining useful lives

The assets associated with the BREVAGenTM breast cancer risk test have a remaining useful life of 6 years as at June 30, 2015.

Disclosure of expenses

The total amortisation expense charged during the year in respect of intangible assets of $127,564 is disclosed in the consolidated statement of comprehensive income under the headings of laboratory and research and development costs ($103,327) and licensing, patent and legal costs ($24,237).

Estimated amortisation expense per year for the forthcoming five years is $122,674.

17.           TRADE AND OTHER PAYABLES (CURRENT)

	Consolidated
	2015	2014
	$	$
Trade payables	517,079	900,275
Other payables	155,215	311,746
Accrued expenses	430,680	237,166
Total current trade and other payables	1,102,974	1,449,187

Note: Trade payables and other payables for the Group include amounts due in US dollars of USD 232,733 (2014: USD 331,481), European euros of EUR NIL (2014: EUR 75,752), Swiss francs of CHF 2,082 (2014: CHF 2,790), and New Zealand dollars of NZD NIL (2014: NZD 861)

Refer Note 34 for details of contractual maturity and management of interest rate, foreign exchange and liquidity risks applicable to trade and other payables for which, due to their short-term nature, their carrying value approximates their fair value.

18.           DEFERRED REVENUE (CURRENT)

Genetic testing fees received in advance	77,282	153,226
Total current deferred revenue	77,282	153,226

19.           PROVISIONS (CURRENT AND NON-CURRENT)

Current provisions
Annual leave	200,957	370,327
Long service leave	328,950	345,276
Total current provisions	529,907	715,603

Non-current provisions
Long service leave	25,321	81,280
Total non-current provisions	25,321	81,280
Total provisions	555,228	796,883

Genetic Technologies Limited	2015 Financial Report

19.            PROVISIONS (CURRENT AND NON-CURRENT) (cont.)

	Consolidated
	2015	2014
	$	$
Reconciliation of annual leave provision
Balance at the beginning of the financial year	370,327	415,511
Add: obligation accrued during the year	380,804	388,935
Less: amount transferred on disposal of business	(66,623)	—
Less: utilised during the year	(483,551)	(434,119)
Balance at the end of the financial year	200,957	370,327

Reconciliation of long service leave provision
Balance at the beginning of the financial year	426,556	449,412
Add: obligation accrued during the year	42,949	58,415
Less: amount transferred due to sale of business	(80,558)	—
Less: utilised during the year	(34,676)	(81,271)
Balance at the end of the financial year	354,271	426,556

Note: The current provisions for annual leave and long service leave include a total amount of $381,683 (2014: $345,276) in respect of obligations which, based on historical evidence, the Company estimates will be settled more than 12 months from balance date.

20.           FINANCIAL LIABILITIES AT FAIR VALUE THROUGH THE PROFIT OR LOSS (CURRENT AND NON-CURRENT)

Debt convertible notes at fair value - current	25,000	—
Redeemable convertible notes at fair value — non-current	—	2,502,384
Total financial liabilities at fair value through profit or loss	25,000	2,502,384

Debt convertible notes

During the current year the Company finalised the raising of $2,150,000 via the issue of unlisted secured (debt) notes to existing and new Australian institutional and wholesale investors. The debt notes carried a 10.0% coupon rate, and as approved at the Annual General Meeting, held on November 25, 2014, became convertible notes which could convert into ordinary shares (at a 10.0% discount to the 5 day VWAP). These convertible notes also carry free attached options to purchase further shares in the Company.

$2,125,000 of the convertible notes, together with the capitalised interest, has been converted into 150,961,041 ordinary shares in the Company.

Subsequent to June 30, 2015, the balance of $25,000 convertible notes plus capitalised interest has been converted into 1,091,093 ordinary shares in the Company.

Redeemable convertible notes

During the previous financial year the Company issued the redeemable convertible notes which had an initial face value of USD 5,000,000 to Ironridge BioPharma Co., a division of institutional investor Ironridge Global IV, Ltd. As at June 30, 2015 these redeemable notes had been fully converted.

Genetic Technologies Limited	2015 Financial Report

21.           FAIR VALUE MEASUREMENT OF FINANCIAL INSTRUMENTS

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

There were no transfers between levels 1 and 2 for recurring fair value measurements during the year, as the Company did not have any fair value assets or liabilities at June 30, 2015.

The following table presents the Group’s financial assets and financial liabilities measured and recognized at fair value as at June 30, 2015 and 2014. No level 1 or level 2 financial assets or liabilities were held by the group at June 30, 2015 and 2014.

Genetic Technologies Limited	2015 Financial Report

21.           FAIR VALUE MEASUREMENT OF FINANCIAL INSTRUMENTS (cont.)

	ImmunAid option financial asset $		Convertible note (financial liabilities) $
Opening balance 1 July 2013	—		—
Additions	500,000		(5,627,462)
Conversions to equity	—		3,572,877
Exchange differences	—		200,575
Fair value gain/ (loss) recognized through profit and loss	295,533		(648,374)
Closing balance 30 June 2014	795,533		(2,502,384)

Additions	—		(2,150,000)
Conversions to equity	—		4,433,491
Exchange differences	—		(155,353)
Fair value gain/ (loss) recognized through profit and loss	(795,533)		349,246
Closing balance 30 June 2015	—	(1)	(25,000)

(1)                   Management has recognised a fair value of $Nil for the ImmunAid financial assets at 30 June 2015 to reflect the expected recoverability of the investments

The Group obtains independent valuations for its financial assets and financial liabilities at least annually.

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

(iii)                               Valuation processes

Convertible note

The value of the Convertible Note outstanding as at June 30, 2015 was calculated with reference to its face value, which approximates its fair value.

22.           CONTRIBUTED EQUITY

	Consolidated
	2015	2014
	$	$
Issued and paid-up capital
Fully paid ordinary shares	115,247,128	90,080,492
Total contributed equity	115,247,128	90,080,492

Genetic Technologies Limited	2015 Financial Report

22.           CONTRIBUTED EQUITY (cont.)

Movements in shares on issue

Year ended 30 June 2014	Shares	$
Balance at the beginning of the financial year	475,471,819	83,735,845
Add: shares issued as part of private placements	97,222,302	7,000,000
Add: shares issued as part of the conversion of convertible notes	117,161,871	3,572,877
Less: shares cancelled as part of the swap deal	(75,937,500)	(3,569,702)
Less: transaction costs arising on share issue	—	(658,528)
Balance at the end of the financial year	613,918,492	90,080,492

Year ended June 30, 2015	Shares	$
Balance at the beginning of the financial year	613,918,492	90,080,492
Add: shares issued as part of private placements	621,574,062	21,445,427
Add: shares issued as part of the conversion of convertible notes	315,732,411	4,507,109
Add: shares issued on exercise of options	122,966,666	1,844,500
Less: transaction costs arising on share issue	—	(2,572,664)
Add: shares issued in relation to a share-based payment (Note 28)	35,876,392	—
Add/ (less): transaction costs on placement of shares (Note 28)	4,123,608	(57,736)
Balance at the end of the financial year	1,714,191,631	115,247,128

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

23.            RESERVES

	Consolidated
	2015	2014
	$	$
Foreign currency translation	112,332	(301,673)
Share-based payments	4,585,071	4,223,813
Total reserves	4,697,403	3,922,140

Reconciliation of foreign currency translation reserve
Balance at the beginning of the financial year	(301,673)	(152,511)
Add: net currency translation gain / (loss)	414,005	(149,162)
Balance at the end of the financial year	112,332	(301,673)

Reconciliation of share-based payments reserve
Balance at the beginning of the financial year	4,223,813	4,104,282
Add: share-based payments expense	303,522	119,531
Add: transaction costs on placement of shares	57,736	—
Balance at the end of the financial year	4,585,071	4,223,813

Genetic Technologies Limited	2015 Financial Report

23.            RESERVES (cont.)

Nature and purpose of reserves

Foreign currency translation reserve

This reserve is used to record exchange differences arising from the translation of the financial statements of foreign subsidiaries.

Share-based payments reserve

This reserve is used to record the value of share-based payments provided to employees and others providing similar services as part of their remuneration.

24.           ACCUMULATED LOSSES

	Consolidated
	2015 $	2014 $
Balance at the beginning of the financial year	(92,175,113)	(82,049,916)
Add: net loss attributable to owners of Genetic Technologies Limited	(8,810,170)	(10,125,197)
Balance at the end of the financial year	(100,985,283)	(92,175,113)

25.           NON-CONTROLLING INTERESTS

Reconciliation of non-controlling interests in subsidiaries
Balance at the beginning of the financial year	—	120,587
Add: movements during the year
Less: share of operating losses	—	(9,272)
Less: share of movement in reserves	—	86
Net loss attributable to non-controlling interests	—	(9,186)
Removal of non-controlling interests on de-consolidation	—	(111,401)
Balance at the end of the financial year	—	—

26.            OPTIONS

As at June 30, 2015, the following options over ordinary shares in the Company were outstanding.

	2015	Weighted ave. exercise price	2014	Weighted ave. exercise price
Unlisted employee options (refer below)	3,875,000	$0.140	7,775,000	$0.151
Unlisted options attached to convertible notes	20,366,667	$0.015	—	—
	24,241,667	$0.035	7,775,000	$0.151

On November 30, 2001, the Directors of the Company established a Staff Share Plan.  On November 19, 2008, the shareholders of the Company approved the introduction of a new Employee Option Plan.  Under the terms of the respective Plans, the Directors of the Company may grant options over ordinary shares in Genetic Technologies Limited to executives, consultants and employees of the Group.  The options, which are granted at nil cost, are not transferable and are not quoted on ASX.  As at June 30, 2015, there was 1 executive and 7 employees who held options that had been granted under the Plans.  Options granted under the Plans carry no rights to dividends and no voting rights.

Genetic Technologies Limited	2015 Financial Report

26.            OPTIONS (cont.)

The movements in the number of options granted under the Plans are as follows:

	2015	Weighted ave. exercise price	2014	Weighted ave. exercise price
Unlisted employee options
Balance at the beginning of the financial year	7,775,000	$0.151	9,525,000	$0.147
Add: options granted during the year	6,875,000	$0.040	1,250,000	$0.11
Less: options exercised during the year	—	—	—	—
Less: options forfeited during the year	(10,775,000)	$0.084	(3,000,000)	$0.121
Less: options expired during the year	—	—	—	—
Balance at the end of the financial year	3,875,000	$0.140	7,775,000	$0.151

There were no options exercised under the Employee Option Plan during the year ended June 30, 2015 nor the year ended June 30, 2014.

The numbers of options outstanding as at June 30, 2015 by ASX code, including the respective dates of expiry and exercise prices, are tabled below (refer Note 30 for further information).  The options tabled below are not listed on ASX.

Option description	2015	Weighted ave. exercise price	2014	Weighted ave. exercise price
Unlisted employee options
GTGAK (expiring 20 February 2017)	—	—	750,000	$0.120
GTGAM (expiring 31 July 2016)	1,000,000	$0.200	1,000,000	$0.200
GTGAO (expiring 29 August 2017)	250,000	$0.140	2,650,000	$0.140
GTGAQ (expiring 1 December 2017)	—	—	250,000	$0.100
GTGAS (expiring 25 January 2018)	—	—	500,000	$0.100
GTGAW (expiring 31 March 2016)	1,250,000	$0.190	1,875,000	$0.190
GTGAY (expiring 11 July 2018)	250,000	$0.110	750,000	$0.110
GTGAA (expiring 31 May 2019)	1,125,000	$0.040	—	—
	3,875,000	$0.140	7,775,000	$0.151

Unlisted options attached to convertible notes
GTGAC (expiring 2 December 2018)	20,366,667	$0.015	—	—
Balance at the end of the financial year	24,241,667	$0.035	7,775,000	$0.151
Exercisable at the end of the financial year	23,033,334	$0.034	4,175,000	$0.167

The weighted average remaining contractual life of options outstanding as at June 30, 2015 was 3.20 years (2014: 2.75 years).

27.           SEGMENT INFORMATION

Identification of reportable segments

In line with the changes to the business activities for the Group during the past year, there is now just the one operating and reportable segment.  Previously the Group’s activities were split into three reportable segments based on the nature of the business at that time.

The sole operating segment as reported is consistent with the internal reporting provided to the chief operating decision maker, being the newly appointed Chief Executive Officer, and is aligned to the one major revenue stream.

The Group’s one operating segment is summarised as follows:

Genetic Technologies Limited	2015 Financial Report

27.           SEGMENT INFORMATION (cont.)

Business segments

		Revenues and income
		Sales	Other	Totals	Profit / (loss)
Segment		$	$	$	$
Operations	2015	2,011,918	2,794,506	4,806,424	(8,810,170)
	2014	4,564,280	2,696,265	7,260,545	(10,134,469)

				Amortisation	Purchases of
		Assets	Liabilities	/depreciation	equipment
Segment		$	$	$	$
Operations	2015	20,719,732	(1,760,484)	(232,203)	304,135
	2014	6,729,199	(4,901,680)	(338,445)	181,875

Geographic information

Australia — is the home country of the parent entity and the location of the Company’s genetic testing and licensing operations.

USA — is the home of Phenogen Sciences Inc. and GeneType Corporation.

Switzerland — is the home of GeneType AG.

Geographic information

		Revenues and income
		Sales	Other	Totals	Profit/(Loss)
		$	$	$	$
Australia	2015	910,740	2,794,358	3,705,098	(1,519,192)
	2014	2,867,665	2,273,473	5,141,138	(6,470,068)
USA	2015	1,101,178	148	1,101,326	(7,276,878)
	2014	1,696,615	422,157	2,118,772	(3,974,981)
Other	2015	—	—	—	(14,100)
	2014	—	635	635	310,580
Totals	2015	2,011,918	2,794,506	4,806,424	(8,810,170)
	2014	4,564,280	2,696,265	7,260,545	(10,134,469)

				Amortisation	Purchases of
		Assets	Liabilities	/depreciation	Equipment
		$	$	$	$
Australia	2015	3,139,778	(1,532,911)	(219,784)	304,135
	2014	5,939,694	9,336,251	(320,476)	162,934
USA	2015	17,576,978	(224,917)	(12,419)	—
	2014	784,829	(14,091,395)	(17,969)	18,941
Other	2015	2,976	(2,656)	—	—
	2014	4,676	(146,536)	—	—
Totals	2015	20,719,732	(1,760,484)	(232,203)	304,135
	2014	6,729,199	(4,901,680)	(338,445)	181,875

Genetic Technologies Limited	2015 Financial Report

27.           SEGMENT INFORMATION (cont.)

Additional segment disclosures

Other revenues and income includes interest received of $39,951 (2014: $116,047).

Expenses includes employee benefits expenses of $5,470,007 (2014: $6,247,731).

Assets - includes cash of $18,341,357 (2014: $2,831,085).

Liabilities includes trade and other payables of $1,102,974 (2014: $1,449,187) and provisions of $555,228 (2014: $796,883).

Included in the above figures are the following intersegment balances and transactions:

	Consolidated
	2015	2014
	$	$
Loan payable (USA) and loan receivable (Australia)	16,948,601	346,315
Foreign exchange gain (USA) and foreign exchange loss (Australia)	3,823,791	422,157
Cost of sales (USA) and sales (Australia)	153,581	154,555

Segment products and locations

The principal geographic segment is Australia, with the Company’s headquarters being located in Melbourne in the State of Victoria however the key sales activities take place in the USA.

Major customers

During the prior year the Group had a number of major customers to which it provides both products and services.  During the year ended June 30, 2014, there was one Australian customer from whom the Group generated revenues representing more than 10% ($ 535,716) of the total consolidated revenue from operations.  During the year ended June 30, 2015, there were no such customers.

28.           SHARE BASED PAYMENTS

(a)                                 Employee option plan

On November 30, 2001, the Directors of the Company established a Staff Share Plan.  On November 19, 2008, the shareholders of the Company approved the introduction of a new Employee Option Plan.  Under the terms of the respective Plans, the Directors may, at their discretion, grant options over the ordinary shares in the Genetic Technologies Limited to executives, consultants, employees, and former Non-Executive Directors, of the Group.

On July 31, 2014 6,875,000 options over ordinary shares (expiring May 31, 2019) were granted, at no cost, to a number of employees of the Company’s US subsidiary, Phenogen Sciences Inc.  Each option entitles the holders to acquire one ordinary share at a cost of between $0.040, settled in cash.

The above options granted during the 2015 financial year vest in three equal tranches after 12 months, 24 months and 36 months from the date of grant, respectively.

As at June 30, 2015, there was 1 executive and 7 employees who held options that had been granted under the Plans.

The fair value of each option granted under the Employee Option Plan is estimated by an external valuer using a Black-Scholes option-pricing model with the following assumptions used for grants made during the years ended June 30, 2015 and 2014:

	2015	2014
Dividend yield	-	-
Historic volatility and expected volatility	80%	80%
Option exercise price	$0.040	$0.105
Weighted average exercise price	$0.040	$0.105
Risk-free interest rate	2.81%	3.13%
Expected life of an option	3.83 years	3.82 years

Genetic Technologies Limited	2015 Financial Report

28.           SHARE BASED PAYMENTS (Cont.)

The expected price volatility is based on the historic volatility (based on the remaining life of the options), adjusted for any expected changes to future volatility due to publicly available information.

(b)                                 Other share based payments

During the year the Company entered into a Standby Equity Placement Facility Agreement with the Kentgrove Capital Growth Fund (“Kentgrove Capital”), an investment fund managed by Kentgrove Capital Pty Ltd, a Melbourne-based investment and advisory firm.

Key terms of the Standby Equity Placement Facility

•                 Standby equity placement facility of up to A$24,000,000 with a maturity date January 21, 2017

•                 Multiple placements permitted

•                 For each placement, shares are issued at a 5% discount to a volume weighted average price (VWAP) over the period of the placement

•                 A facility fee of 2.33% of the facility amount is payable, to be satisfied by the issue of shares. The facility fee, less 20%, will be rebated at termination or at maturity, pro rata for any amount of the facility that is unutilised.

•                 The commencement fee rebate may be paid by cash or shares.

A total of 40,000,000 shares has been issued to Kentgrove Capital on commencement date of the facility agreement in January 2015. As at June 30, 2015, 10.31% of the facility has been utilised. Hence, 10.31% of 40,000,000 shares which amounted to $57,736 is accounted for as transaction costs for the placements made by Kentgrove Capital. The remaining 89.69% of the 40,000,000 shares is accounted for as shares issued in relation to a share-based payment. This represents an option for Kentgrove Capital to acquire shares that the Company has granted to Kentgrove Capital. The option value has been determined through the use of a Black-Scholes option pricing model and the fair value of consideration paid and expensed for the 2015 year is $330,059.

(c)                                  Expenses arising from share-based payment transactions

Total expenses arising from share-based payment transactions recognised during the period as part of employee benefit expense were as follows:

	Consolidated
	2015	2014
	$	$
Options issued under employee option plan	(26,536)	119,531
Shares issued as consideration for standby equity placement facility	330,059	—
Total	303,523	119,531

29.           COMMITMENTS AND CONTINGENCIES

Operating lease expenditure commitments
Minimum operating lease payments
- not later than one year	75,526	373,379
- later than one year but not later than five years	—	60,585
- later than five years	—	—
Total minimum operating lease payments	75,526	433,964

Genetic Technologies Limited	2015 Financial Report

29.           COMMITMENTS AND CONTINGENCIES (cont.)

As at June 30, 2015, the above operating leases related to the following premises that are currently occupied by the Group both of which are being renegotiated since balance date:

Location	Landlord	Use	Date of expiry of lease	Minimum payments ($)

60-66 Hanover Street Fitzroy, Victoria 3065 Australia	Crude Pty. Ltd.	Office / laboratory	August 31, 2015	61,173

9115 Harris Corners Parkway, Suite 320 Charlotte, North Carolina 28269 USA	New Boston Harris Corners LLC	Office	October 31, 2015	14,353
			Total	75,526

Apart from the above, there were no other commitments or contingencies as at June 30, 2015.

30.           AUDITORS’ REMUNERATION

	Consolidated
	2015	2014
	$	$

Services rendered
PricewaterhouseCoopers in respect of:
Audit (1)	558,360	340,500

(1)  Audit fees consist of services that would normally be provided in connection with statutory and regulatory filings or engagements, including services that generally only the independent accountant can reasonably provide such as comfort letters.

31.           RELATED PARTY DISCLOSURES

Ultimate parent

Genetic Technologies Limited is the ultimate Australian parent company.  As at the date of this Report, no shareholder controls more than 50% of the issued capital of the Company.

Transactions within the Group and with other related parties

During the year ended June 30, 2015, the only transactions between entities within the Group and other related parties occurred, are as listed below.  Except where noted, all amounts were charged on commercial, similar to market terms and at commercial rates.

Phenogen Sciences Inc.

During the year ended June 30, 2015, Phenogen Sciences Inc., a subsidiary, purchased testing services from Genetic Technologies Corporation Pty. Ltd., another subsidiary at a cost of $153,581 (2014: $154,555).

Debt convertible notes

As described in Note 20, during the current year the Company finalised the raising of $2,150,000 via the issue of unlisted secured (debt) notes to existing and new Australian institutional and wholesale investors. The debt notes carried a 10.0% coupon rate, and as approved at the Annual General Meeting, held on November 25, 2014, became convertible notes which could convert into ordinary shares (at a 10.0% discount to the 5 day VWAP). These convertible notes also carry free attached options to purchase further shares in the Company.

$50,000 of these convertible notes were issued to a holder associated with Mr. David Carter, a Company director at the time of issue, on the same terms and conditions as similar to market holders.  All of these convertible notes were converted during the year.  The 3,333,333 share options attached to these convertible notes were exercised during the year.

Genetic Technologies Limited	2015 Financial Report

31.           RELATED PARTY DISCLOSURES (cont.)

$125,000 of these convertible notes were issued to a holder associated with Dr. Lindsay Wakefield, a Company director at the time of issue, on the same terms and conditions as similar to market holders.  All of these convertible notes were converted during the year.  The 8,333,333 share options attached to these convertible notes remain unexercised at the end of the year.

There were no transactions with parties related to Key Management Personnel during the year other than that disclosed above.

ImmunAid financial asset

Refer Note 14.

Details of Directors and Key Management Personnel as at balance date

Directors	Executives

Dr Malcolm R. Brandon (Non-Executive Chairman)	Mr. Brian Manuel (Chief Financial Officer)
Mr. Eutillio Buccilli (Executive Director	Ms. Diana Newport (Quality and Business Operations Director)
& Chief Executive Officer)	Dr Richard Allman (Scientific Director)
Mr. Grahame Leonard AM (Non-Executive)	Ms. Luisa Ashdown (Director, Global Licensing and IP)
Dr Lindsay Wakefield (Non-Executive)
Dr Paul Kasian (Non-Executive)

	Consolidated
	2015	2014
	$	$
Remuneration of Key Management Personnel
Short-term employee benefits	1,457,725	1,414,247
Post-employment benefits	118,660	121,727
Share-based payments	(25,959)	69,266
Other long-term benefits	(8,854)	35,651
Total remuneration of Key Management Personnel	1,541,572	1,640,891

32.           SUBSIDIARIES

The following diagram is a depiction of the Group structure as at June 30, 2015.

Genetic Technologies Limited	2015 Financial Report

32.           SUBSIDIARIES (cont.)

		Group interest (%)		Net carrying value ($)
Name of Group company	Incorporation details	2015	2014	2015	2014

Entities held directly by parent

GeneType Pty. Ltd. (Dormant)	5 September 1990 Victoria, Australia	100%	100%	—	—

Genetic Technologies Corporation Pty. Ltd. (Genetic testing)	11 October 1996 N.S.W., Australia	100%	100%	2	2

RareCellect Pty. Ltd. (Dormant)	7 March 2001 N.S.W., Australia	100%	100%	10	10

GeneType AG (Dormant)	13 February 1989 Zug, Switzerland	100%	100%	1,350	1,350

GeneType Corporation (Dormant)	18 December 1989 California, U.S.A.	100%	100%	—	—

Phenogen Sciences Inc. (BREVAGenTM )	28 June 2010 Delaware, U.S.A.	100%	100%	11,006	11,006

Total carrying value				12,368	12,368

33.           FINANCIAL RISK MANAGEMENT

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

Risk management is managed by the Executive under guidance provided by the Board of Directors via its Audit Committee, which provides guidance for overall risk management, as well as policies covering specific areas, such as credit risk, foreign exchange risk and interest rate risk.  The Committee identifies and evaluates financial risks in close cooperation with the Group’s executive management.

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

The Group holds the following financial instruments:

	Consolidated
	2015	2014
	$	$
Financial assets
Cash at bank / on hand	18,341,357	2,831,085
Trade and other receivables	714,951	1,111,565
Performance bond and deposits	3,590	2,949
Financial assets at fair value through profit or loss	—	795,533
Total financial assets	19,059,898	4,741,132
Financial liabilities
Trade and other payables	1,102,974	1,449,187
Financial liabilities at fair value through profit or loss	25,000	2,502,384
Total financial liabilities	1,127,974	3,951,571

Genetic Technologies Limited	2015 Financial Report

33.           FINANCIAL RISK MANAGEMENT (cont.)

Credit risk

The Group’s credit risk is managed on a Group basis.  Credit risk arises from cash and cash equivalents and deposits with banks and financial institutions, as well as credit exposures to customers, including outstanding receivables and committed transactions.  If there is no independent rating, the Group assesses the credit quality of the customer, taking into account its financial position, past experience and other factors.  Individual risk limits are set based on internal or external ratings.  The compliance with credit limits by customers is regularly monitored by Management.  Sales to retail customers are required to be settled in cash or using major credit cards, thereby mitigating credit risk.  The maximum exposures to credit risk as at June 30, 2015 in relation to each class of recognised financial assets is the carrying amount of those assets, as indicated in the balance sheet.

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

In addition, receivable balances are monitored on an ongoing basis with the result that the Group’s exposure to bad debts is not significant.  As at June 30, 2015, the balance of the Group’s provision for doubtful debts was $nil (2014: $108,925), out of a total net receivables balance as at that date of $714,951 (2014: $1,111,565) (refer Note 12).

Credit risk further arises in relation to financial guarantees given by the Group to certain parties in respect of obligations of its subsidiaries.  Such guarantees are only provided in exceptional circumstances.

An analysis of the aging of trade and other receivables and trade and other payables is provided below:

	Consolidated
	2015	2014
	$	$
Net trade and other receivables
Current (less than 30 days)	714,951	862,292
31 days to 60 days	—	89,028
61 days to 90 days (note)	—	70,404
Greater than 90 days (note)	—	89,841
Total net trade and other receivables (Note 12)	714,951	1,111,565

Note:        Given the nature of the trade receivables for the remaining business all amounts are considered to be current.

Market risk

Foreign currency risk

The Group operates internationally and is exposed to foreign currency exchange risk, primarily with respect to the US dollar, through financial assets and liabilities.  It is the Group’s policy not to hedge these transactions as the exposure is considered to be minimal from a consolidated operations perspective.  Further, as the Group incurs expenses which are payable in US dollars, the financial assets that are held in US dollars provide a natural hedge for the Group.

Genetic Technologies Limited	2015 Financial Report

33.           FINANCIAL RISK MANAGEMENT (cont.)

Market risk (cont.)

Foreign exchange risk arises from planned future commercial transactions and recognised assets and liabilities denominated in a currency that is not the entity’s functional currency and net investments in foreign operations.  The risk is measured using sensitivity analysis and cash flow forecasting.

The Group has a Foreign Exchange Management Policy which was developed to establish a formal framework and procedures for the efficient management of the financial risks that impact on Genetic Technologies Limited through its activities outside of Australia, predominantly in the United States.  The policy governs the way in which the financial assets and liabilities of the Group that are denominated in foreign currencies are managed and any risks associated with that management are identified and addressed.  Under the policy, which is updated on a regular basis as circumstances dictate, the Group generally retains in foreign currency only sufficient funds to meet the expected expenditures in that currency.  Surplus funds are converted into Australian dollars as and when deemed appropriate by the Board in consultation with the CFO.

As at June 30, 2015, the Group held the following financial assets and liabilities that were denominated in foreign currencies:

Consolidated	Year	USD	CAD	EUR	NZD	CHF
Financial assets
Cash at bank / on hand	2015	28,231	—	100,535	—	—
	2014	335,026	85	44	86	—
Trade and other receivables	2015	—	—	—	—	—
	2014	90,313	—	90,000	—	—
Total financial assets	2015	28,231	—	100,535	—	—
	2014	425,339	85	90,044	86	—
Financial liabilities
Trade and other payables	2015	108,380	—	—	—	2,082
	2014	331,481	—	75,752	861	2,790
Borrowings	2015	—	—	—	—	—
	2014	2,362,000	—	—	—	—
Total financial liabilities	2015	108,380	—	—	—	2,082
	2014	2,693,481	—	75,752	861	2,790

Notes:	USD — United States dollars	CAD — Canadian dollars	EUR — European euros
	NZD — New Zealand dollars	CHF — Swiss francs

During the year ended June 30, 2015, the Australian dollar / US dollar exchange rate weakened by 18.9%, from 0.9439 at the beginning of the year to 0.7655 at the end of the year.

Based on the financial instruments held at June 30, 2015, had the Australian dollar weakened/ strengthened by 10% against the US dollar with all other variables held constant, the Group’s loss for the year would have been $10,000 lower/ $12,000 higher (2014: loss $218,000 lower / loss $267,000 higher), mainly as a result of changes in the values of cash and cash equivalents which are denominated in US dollars, as detailed in the above tables.

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

Genetic Technologies Limited	2015 Financial Report

33.           FINANCIAL RISK MANAGEMENT (cont.)

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

At June 30, 2015, if interest rates had changed by +/- 50 basis points from the year-end rates, with all other variables held constant, the Group’s loss for the year would have been $5,000 lower / higher (2014: loss $12,000 lower / higher), as a result of higher / lower interest income from cash and cash equivalents.  Consolidated equity for the Group would have been $5,000 higher / lower (2014: $12,000 higher / lower) mainly as a result of an increase / decrease in the fair value of cash and cash equivalents.

The exposure to interest rate risks and the effective interest rates of financial assets and liabilities, both recognised and unrealised, for the Group is as follows:

		Floating rate	Fixed rate	Carrying amount	Weighted ave. effective rate	Ave. maturity period
Consolidated	Year	$	$	$	%	days
Financial assets
Cash at bank / on hand	2015	1,108,297	—	1,108,297	2.25%	At call
	2014	2,831,085	—	2,831,085	2.35%	At call
Performance bond / deposits	2015	—	3,950	3,950	—	At call
	2014	—	2,949	2,949	—	At call
Financial assets at fair value	2015	—	—	—	—	At call
through profit or loss	2014	—	795,533	795,533	—	At call
Totals	2015	1,108,297	3,950	1,112,247
	2014	2,831,085	798,482	3,629,567
Financial liabilities
Financial liabilities at fair value	2015	—	25,000	25,000	10.00%	At call
through profit or loss	2014	—	2,502,384	2,502,384	7.50%	At call
Totals	2015	—	25,000	25,000
	2014	—	2,502,384	2,502,384

Note  The Company holds the balance of its cash in non-interest bearing bank accounts.

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

Genetic Technologies Limited	2015 Financial Report

33.           FINANCIAL RISK MANAGEMENT (cont.)

Liquidity risk (cont.)

A balanced view of cash inflows and outflows affecting the Group is summarised in the table below:

		< 6 months	6 to 12 months	1 to 5 years	> 5 years	Totals
Consolidated	Year	$	$	$	$	$
Financial assets
Cash at bank / on hand	2015	18,341,357	—	—	—	18,341,357
	2014	2,831,085	—	—	—	2,831,085
Trade and other receivables	2015	714,951	—	—	—	714,951
	2014	1,111,565	—	—	—	1,111,565
Performance bond and deposits	2015	3,590	—	—	—	3,590
	2014	2,949	—	—	—	2,949
Total financial assets	2015	19,059,898	—	—	—	19,059,898
	2014	3,945,599	—	—	—	3,945,599
Financial liabilities
Trade and other payables	2015	1,102,974	—	—	—	1,102,974
	2014	1,449,187	—	—	—	1,449,187
Total financial liabilities	2015	1,102,974	—	—	—	1,102,974
	2014	1,449,187	—	—	—	1,449,187
Net maturity	2015	17,956,924	—	—	—	17,956,924
	2014	2,496,412	—	—	—	2,496,412

The Group had access to the following undrawn borrowing facility as at June 30, 2015:

	Facility limit	Amount used	Amount available
Nature of facility	$	$	$
Credit card facility	306,750	(25,705)	281,042

34.    SUBSEQUENT EVENTS

Except for the conversion of $25,000 of convertible notes plus capitalised interest as disclosed above, there have been no significant events which have occurred after balance date.