Form 20-F
period 2016-06-30
GENETIC TECHNOLOGIES LTD
filed 2016-10-28
CIK 1166272

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended June 30, 2016

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Our consolidated financial statements are set out on pages F1 to F41 of this Annual Report (refer to Item 18 “Financial Statements”).

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

Not applicable

Item 2.                                 Offer Statistics and Expected Timetable

Not applicable.

Item 3.                                 Key Information

Item 3.A                        Selected Financial Data

The following selected financial data for the five years ended June 30, 2016 is derived from the audited consolidated financial statements of Genetic Technologies Limited, prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board, which became effective for our Company as of our fiscal year ended June 30, 2006.

The balance sheet data as of June 30, 2016 and 2015 and the statement of comprehensive income/(loss) data for the 2016, 2015 and 2014 fiscal years are derived from our audited consolidated financial statements which are included in this Annual Report.  Balance sheet data as of June 30, 2014, 2013 and 2012 and statement of comprehensive income/ (loss) data for the 2013 and 2012 financial years are derived from our audited consolidated financial statements which are not included in this Annual Report.  The data should be read in conjunction with the consolidated financial statements, related notes and other financial information included herein.

All amounts are stated in Australian dollars as of June 30, as noted.

GENETIC TECHNOLOGIES LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/ (LOSS)

FOR 2016, 2015, 2014, 2013 AND 2012

	Year ended June 30, 2016	Year ended June 30, 2015	Year ended June 30, 2014	Year ended June 30, 2013	Year ended June 30, 2012
	AUD	AUD	AUD	AUD	AUD
Revenue from operations
Genetic testing services	824,586	2,011,918	4,564,280	3,377,183	3,691,215
Less: cost of sales	(743,060)	(891,243)	(1,837,729)	(1,945,467)	(1,948,625)
Gross profit from operations	81,526	1,120,675	2,726,551	1,431,716	1,742,590
Other revenue	300,548	1,027,151	863,832	4,784,913	2,526,599
Gain on deconsolidation of subsidiary	—	—	761,361	—	5,113,175
Selling and marketing expenses	(3,186,497)	(4,504,299)	(6,251,595)	(5,266,818)	(4,384,184)
General and administrative expenses	(3,429,357)	(4,222,988)	(3,173,109)	(4,413,782)	(5,608,038)
Licensing, patent and legal costs	(103,581)	(435,418)	(1,079,199)	(2,399,824)	(1,267,838)
Laboratory, research and development costs	(2,584,752)	(2,851,665)	(3,298,127)	(3,462,466)	(4,029,369)
Finance costs	(28,889)	(264,694)	(744,199)	(38,968)	(45,217)
Gain on disposal of business	—	1,396,798	—	—	—
Fair value loss on ImmunAid option fee	—	(795,533)	—	—	—
Share of net loss of associates accounted for using the equity method	—	—	(362,682)	(437,185)	(132,037)
Fair value gain/ (loss) on financial liabilities at fair value through profit or loss	—	349,246	(648,374)	—	—
Non-operating income and expenses	492,037	370,557	1,071,072	452,931	787,491
Profit/(loss) from continuing operations before income tax	(8,458,965)	(8,810,170)	(10,134,469)	(9,349,483)	(5,296,828)
Net profit from discontinued operation	—	—	—	—	—
Profit/(loss) before income tax	(8,458,965)	(8,810,170)	(10,134,469)	(9,349,483)	(5,296,828)
Income tax expense	—	—	—	—	—
Profit/(loss) for the year	(8,458,965)	(8,810,170)	(10,134,469)	(9,349,483)	(5,296,828)
Other comprehensive income/(loss)
Realized gain on sale of available-for-sale investments transferred from reserve	—	—	—	—	—
Exchange gains/(losses) on translation of controlled foreign operations	1,307,219	414,005	(149,162)	9,347	(6,818)
Exchange gains/(losses) on translation of non-controlled foreign operations	—	—	86	17,073	(296)
Other comprehensive income/(loss) for the year, net of tax	1,307,219	414,005	(149,076)	26,420	(7,114)
Total comprehensive profit/(loss) for the year	(7,151,746)	(8,396,165)	(10,283,545)	(9,323,063)	(5,303,942)
Profit/(loss) for the year is attributable to:
Owners of Genetic Technologies Limited	(8,458,965)	(8,810,170)	(10,125,197)	(9,298,367)	(5,287,523)
Non-controlling interests	—	—	(9,272)	(51,116)	(9,305)
Total profit/(loss) for the year	(8,458,965)	(8,810,170)	(10,134,469)	(9,349,483)	(5,296,828)
Total comprehensive profit/(loss) for the year is attributable to:
Owners of Genetic Technologies Limited	(7,151,746)	(8,396,165)	(10,274,359)	(9,289,020)	(5,294,341)
Non-controlling interests	—	—	(9,186)	(34,043)	(9,601)
Total profit/(loss) for the year	(7,151,746)	(8,396,165)	(10,283,545)	(9,323,063)	(5,303,942)

Earnings/(loss) per share (cents per share)
Basic and diluted net profit/(loss) per ordinary share	(0.49)	(0.82)	(1.76)	(1.97)	(1.15)
Weighted-average shares outstanding	1,715,214,158	1,072,803,358	574,557,747	472,084,970	460,402,869

GENETIC TECHNOLOGIES LIMITED

CONSOLIDATED BALANCE SHEET DATA
FOR 2016, 2015, 2014, 2013 AND 2012

	As of June 30, 2016	As of June 30, 2015	As of June 30, 2014	As of June 30, 2013	As of June 30, 2012
	AUD	AUD	AUD	AUD	AUD
Assets
Current assets	12,131,070	19,566,096	4,360,509	2,657,416	9,949,795
Non-current assets	1,158,616	1,153,636	2,368,690	5,662,111	6,491,956
Total assets	13,289,686	20,719,732	6,729,199	8,319,527	16,441,751
Liabilities
Current liabilities	(1,332,189)	(1,735,163)	(2,318,016)	(2,465,016)	(1,930,568)
Non-current liabilities	(74,308)	(25,321)	(2,583,664)	(96,224)	(108,541)
Total liabilities	(1,406,497)	(1,760,484)	(4,901,680)	(2,561,240)	(2,039,109)
Net assets	11,883,189	18,959,248	1,827,519	5,758,287	14,402,642
Equity
Contributed equity	115,272,576	115,247,128	90,080,492	83,735,845	83,280,142
Reserves	6,054,861	4,697,403	3,922,140	3,951,771	3,719,419
Accumulated losses	(109,444,248)	(100,985,283)	(92,175,113)	(82,049,916)	(72,751,549)
Non-controlling interests	—	—	—	120,587	154,630
Total equity	11,883,189	18,959,248	1,827,519	5,758,287	14,402,642

Exchange rates

The following table sets forth, for the periods and dates indicated, certain information concerning the noon buying rate in New York City for Australian dollars expressed in U.S. dollars per $1.00 as certified for customs purposes by the Federal Reserve Bank of New York.

Period ended	At period end USD	Average rate USD	High USD	Low USD

Yearly data
June 2012	1.0236	1.0323	1.1026	0.9453
June 2013	0.9165	1.0272	1.0591	0.9165
June 2014	0.9427	0.9186	0.9705	0.8715
June 2015	0.7704	0.8365	0.9488	0.7566
June 2016	0.7432	0.7289	0.7817	0.6855

Monthly data
May 2016	0.7242	0.7318	0.7641	0.7184
June 2016	0.7432	0.7401	0.7598	0.7225
July 2016	0.7599	0.7529	0.7632	0.7453
August 2016	0.7519	0.7629	0.7717	0.7516
September 2016	0.7667	0.7591	0.7676	0.7470
October 14 2016	0.7610	0.7592	0.7664	0.7545

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

Risks Related to our Business and Business Strategy

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

(Source: Yahoo Finance: https//au.finance.yahoo.com/)

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

The business now called Genetic Technologies Limited was founded in 1989.  With the exception of the year ended June 30, 2011, the Company has incurred operating losses in every year of its existence.  As at June 30, 2016, the Company had accumulated losses of $109,444,248 and the extent of any future losses and whether or not the Company can generate profits in future years remains uncertain.  The Company currently does not generate sufficient revenue to cover its operating expenses.  We expect our capital outlays and operating expenditures to continue to increase for the foreseeable future as we seek to establish the BREVAGenplus test as a leading non-hereditary breast cancer risk assessment test.  In order to fund the commercialization of BREVAGenplus, further expand our clinical laboratory operations, technologies and research & development activities, we may need to raise additional capital. There is no certainty that the Company will be able to raise additional funds by issuing further shares and/or the raising of debt and, if such funds are available, on what terms the Company would be able to secure them.

Going concern.

During the 2016 financial year, the Company incurred a total comprehensive loss after income tax of $7,151,746 (2015: $8,396,165) and net cash outflows from operations of $7,726,838 (2015: $9,691,528).

As of June 30, 2016, the Company held cash reserves of $11,179,687 and had net current assets of $10,798,881.

During the 2017 financial year, the Directors expect increased cash outflows from operations as the Company continues to invest resources in expanding the research & development and sales & marketing activities in support of BREVAGenplus® in the U.S. As a result of these expected cash outflows, the Directors intend to raise new equity funding within the next twelve months in order to ensure the Company continues to hold adequate levels of available cash resources to meet creditors and other commitments.

The continuing viability of the Company and its ability to continue as a going concern and meet its debts and commitments as they fall due is dependent on the satisfactory completion of the planned equity raising.

Due to the uncertainty surrounding the timing, quantum or the ability to raise additional funds via the issuance of new equity, there is a material uncertainty that may raise substantial doubt on the Company’s ability to continue as a going concern and therefore, that it may be unable to realise its assets and discharge its liabilities in the normal course of business.  However, the Directors believe that the Company will be successful in the above matters and accordingly, have prepared the financial report on a going concern basis. As such no adjustments have been made to the financial statements relating to the recoverability and classification of the asset carrying amounts or classification of liabilities that might be necessary should the Company not be able to continue as a going concern.

There is a substantial risk that we are, or will become, a passive foreign investment company, or PFIC, which will subject our U.S. investors to adverse tax rules.

Holders of our ADSs who are U.S. residents face income tax risks. There is a substantial risk that we are, or will become, a passive foreign investment company, commonly referred to as a PFIC. Our treatment as a PFIC could result in a reduction in the after-tax return to the holders of our ADSs and would likely cause a reduction in the value of such ADSs. For U.S. federal income tax purposes, we will be classified as a PFIC for any taxable year in which either (i) 75% or more of our gross income is passive income, or (ii) at least 50% of the average value of all of our assets for the taxable year produce or are held for the production of passive income. For this purpose, cash is considered to be an asset that produces passive income. We believe that there is a risk we will be classified as a PFIC for the taxable year ended June 30, 2016. If we are classified as a PFIC for U.S. federal income tax purposes, highly complex rules will apply to U.S. holders owning ADSs. Accordingly, you are urged to consult your tax advisors regarding the application of such rules. United States residents should carefully read “Item 10.E. Additional Information—Taxation, United States Federal Income Tax Consequences” in this Annual Report on Form 20-F for the fiscal year ended June 30, 2016, for a more complete discussion of the U.S. federal income tax risks related to owning and disposing of our ADSs.

Risks Related to our Industry

Our sales cycle is typically lengthy.

The sales cycle for our testing products is typically lengthy.  As a result, we may expend substantial funds and management effort with no assurance of successfully selling our products or services.  Our ability to obtain customers for our molecular risk assessment and predictive genetic testing services depends significantly on the perception that our services can help accelerate efforts in genomics.  Our sales effort requires the effective demonstration of the benefits of our services to, and significant training of, many different departments within a potential customer.  In addition, we sometimes are required to negotiate agreements containing terms unique to each customer.  Our business could also be adversely affected if we expend money without any return.

If our competitors develop superior products, our operations and financial condition could be affected.

Though we currently have no direct competition in this space, we are currently subject to competition from biotechnology and diagnostic companies, academic and research institutions and government or other publicly-funded agencies that are pursuing products and services which are substantially similar to our molecular risk assessment testing services, or which otherwise address the needs of our customers and potential customers.  Our competitors in the predictive genetic testing and assessment market include private and public sector enterprises located in Australia, the U.S. and elsewhere. Many of the organizations competing with us are much larger and have more ready access to needed resources. In particular, they would have greater experience in the areas of finance, research and development, manufacturing, marketing, sales, distribution, technical and regulatory matters than we do.  In addition, many of the larger current and potential competitors have already established name / brand recognition and more extensive collaborative relationships.

Our competitive position in the molecular risk assessment and predictive testing area is based upon, amongst other things, our ability to:

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

We rely heavily upon patents and proprietary technology that may fail to protect our business.

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

Our business exposes us to potential liability risks that are inherent in the testing, manufacturing, marketing and sale of molecular risk assessment and predictive tests.  The use of our products and product candidates, whether for clinical trials or commercial sale, may expose us to professional liability claims and possible adverse publicity.  We may be subject to claims resulting from incorrect results of analysis of genetic variations or other screening tests performed using our services.  Litigation of such claims could be costly.  We could expend significant funds during any litigation proceeding brought against us.  Further, if a court were to require us to pay damages to a plaintiff, the amount of such damages could be significant and severely damage our financial condition.  Although we have public and product liability insurance coverage under broadform liability and professional indemnity policies, for an aggregate amount of A$60,000,000, the level or breadth of our coverage may not be adequate to fully cover any potential liability claims.  To date we have not been subject to any claims, or ultimately liability, in excess of the amount of our coverage.  In addition, we may not be able to obtain additional professional liability coverage in the future at an acceptable cost.  A successful claim or series of claims brought against us in excess of our insurance coverage and the effect of professional liability litigation upon the reputation and marketability of our technology and products, together with the diversion of the attention of key personnel, could negatively affect our business.

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

For the near future, we expect to continue to derive a substantial majority of our revenues from sales of one product, our breast cancer risk test BREVAGenplus. We do not expect to recognize significant revenues from BREVAGenplus, a second generation BREVAGen product, until increased levels of adoption and reimbursement for this test have been established. If we are unable to increase sales of   BREVAGenplus or successfully develop and commercialize other tests or enhancements, our ability to achieve sustained revenues and profitability would be impacted.

If our sole laboratory facility becomes inoperable, we will be unable to perform our tests and our business will be harmed.

We do not have redundant clinical reference laboratory facilities outside of Melbourne, Australia. Our current lease of laboratory premises expires August 31, 2018. The facility and the equipment we use to perform our tests would be costly to replace and could require substantial lead time to repair or replace. The facility may be harmed or rendered inoperable by natural or man-made disasters, including flooding and power outages, which may render it difficult or impossible for us to perform our tests for some period of time. The inability to perform our tests or the backlog of tests that could develop if our facility is inoperable for even a short period of time may result in the loss of customers or harm our reputation, and we may be unable to regain those customers in the future.

If we no longer had our own facility and needed to rely on a third party to perform our tests, we could only use another facility with established state licensure and Clinical Laboratory Improvements Amendments (CLIA) accreditation under the scope of which BREVAgenplus tests could be performed following validation and other required procedures. We cannot assure you that we would be able to find another CLIA-certified facility willing to comply with the required procedures, that this laboratory would be willing to perform the tests on commercially reasonable terms, or that it would be able to meet our quality standards. In order to establish a redundant clinical reference laboratory facility, we would have to spend considerable time and money securing adequate space, constructing the facility, recruiting and training employees, and establishing the additional operational and administrative infrastructure necessary to support a second facility. We may not be able, or it may take considerable time, to replicate our testing processes or results in a new facility. Additionally, any new clinical reference laboratory facility would be subject to certification under CLIA and licensing by several states, including California and New York, which could take a significant amount of time and result in delays in our ability to begin operations.

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

Clinical laboratory tests like ours are regulated under the CLIA, as well as by applicable state laws. Diagnostic kits that are sold and distributed through interstate commerce are regulated as medical devices by the federal Food and Drug Administration (FDA). The FDA has exercised its discretion and has not subjected most Laboratory Developed Tests, or LDTs to FDA regulation, although reagents or software provided by third parties and used to perform LDTs may be subject to regulation.

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

Even if the clinical trials are timely completed, there is no assurance that the results of those trials will be sufficient to support regulatory clearance or approval for the intended indications.  Failure of the clinical data to support an intended use of given LDT would likely have an adverse impact on the Company.

Our business could be harmed from the loss or suspension of a license or imposition of a fine or penalties under, or future changes in, or changing interpretations of, CLIA or state laboratory licensing laws to which we are subject.

The clinical laboratory testing industry is subject to extensive federal and state regulation, and many of these statutes and regulations have not been interpreted by the courts.  The regulations implementing CLIA set out federal regulatory standards that apply to virtually all clinical laboratories (regardless of the location, size or type of laboratory), including those operated by physicians in their offices, by requiring that they be certified by the federal government or by a federally approved accreditation agency.  CLIA does not preempt state law, which in some cases may be more stringent than federal law and require additional personnel qualifications, quality control, record maintenance and proficiency testing. The sanction for failure to comply with CLIA and state requirements may be suspension, revocation or limitation of a laboratory’s CLIA certificate, which is necessary to conduct business, as well as significant fines and/or criminal penalties. Several states have similar laws and we may be subject to similar penalties. If the certification of one laboratory owned by the Company is suspended or revoked that may preclude the Company from owning or operating any other laboratory in the Country for two years.

We cannot assure you that applicable statutes and regulations and more specifically, the Food, Drug, and Cosmetic Act, will not be interpreted or applied by a prosecutorial, regulatory or judicial authority in a manner that would adversely affect our business. Potential sanctions for violation of these statutes and regulations include significant fines and the suspension or loss of various licenses, certificates and authorizations, which could have a material adverse effect on our business. In addition, compliance with future legislation could impose additional requirements on us, which may be costly.

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

Billing for clinical testing services is extremely complicated and is subject to extensive and non-uniform rules and administrative requirements. Depending on the billing arrangement and applicable law, we bill various payers, such as patients, insurance companies, Medicare, Medicaid, physicians and hospitals. Changes in laws regulations and contract terms could increase the complexity and cost of our billing process. Additionally, auditing for compliance with applicable laws and regulations as well as internal compliance policies and procedures add further cost and complexity to the billing process.

Missing or incorrect information on requisitions adds complexity to and slows the billing process, creates backlogs of unbilled requisitions, and generally increases the aging of accounts receivable and bad debt expense. Failure to timely or correctly bill may lead to us not being reimbursed for our services or an increase in the aging of our accounts receivable, which could adversely affect our results of operations and cash flows. Failure to comply with applicable laws relating to billing government healthcare programs or private healthcare programs that operate under government contract could lead to various penalties, including: (1) exclusion or suspension from participation in federal  health care programs ; (2) asset forfeitures; (3) civil and criminal fines and penalties; (3) possible liability under the federal False Claims Act and state analogs, and (4) the loss of various licenses, certificates and authorizations necessary to operate our business, any of which could have a material adverse effect on our results of operations or cash flows.

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

Our failure to comply with applicable laws and regulations could result in our inability to receive payment for our services or result in attempts by third-party payers, such as Medicare and Medicaid, to recover payments from us that have already been made. Submission of claims in violation of certain statutory or regulatory requirements can result in penalties, including substantial civil penalties for each item or service billed to Medicare in violation of the legal requirement, and exclusion from participation in Medicare, Medicaid and other federal health care programs. Government authorities or whistleblowers may also assert that violations of laws and regulations related to submission or causing the submission of claims violate the federal False Claims Act, or FCA, or other laws related to fraud and abuse, including submission of claims for services that were not medically necessary. Violations of the FCA could result in significant economic liability. The FCA provides that all damages are trebled, and each false claim submitted is subject to a penalty of up

to $21,563 for violations occurring after November 2, 2015 and $11,000 for violations occurring before November 2, 2015.   For example, we could be subject to FCA liability if it were determined that the services we provided were not medically necessary and not reimbursable or if it were determined that we improperly paid physicians who referred patients to our laboratory.  It is also possible that the government could attempt to hold us liable under fraud and abuse laws for improper claims submitted by an entity for services that we performed if we were found to have knowingly participated in the arrangement that resulted in submission of the improper claims.

Failure to comply with HIPAA, including regarding the use of new “standard transactions,” may negatively impact our profitability and cash flows.

Pursuant to the Health Insurance Portability and Accountability Act of 1996, as amended, or HIPAA, we must comply with comprehensive privacy and security standards with respect to the use and disclosure of protected health information, as well as standards for electronic transactions, including specified transaction and code set rules. Under the 2009 HITECH amendments to HIPAA, the law was expanded, including requirements to provide notification of certain identified data breaches, direct patient access to laboratory records, the extension of certain HIPAA privacy and security standards directly to business associates, and heightened penalties for noncompliance, and enforcement efforts.

In addition, HIPAA not only seeks to ensure patient privacy, but also requires providers that bill electronically to do so using standard code sets.  These HIPAA transaction standards are complex, and subject to differences in interpretation by payers. For instance, some payers may interpret the standards to require us to provide certain types of information, including demographic information not usually provided to us by physicians. As a result of inconsistent application of transaction standards by payers or our inability to obtain certain billing information not usually provided to us by physicians, we could face increased costs and complexity, a temporary disruption in receipts and ongoing reductions in the timeliness of reimbursement. In addition, new requirements for additional standard transactions, such as claims attachments, Version 5010 of the HIPAA Transaction Standards and the ICD-10-CM Code Set, could prove technically difficult, time-consuming or expensive to implement.

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

Federal officials responsible for administering and enforcing the healthcare laws and regulations have made a priority of eliminating healthcare fraud. For example, the Patient Protection and Affordable Care Act, as amended by the Health Care Education and Reconciliation Act of 2010, jointly the “Affordable Care Act,”  includes significant new fraud and abuse measures, including required disclosures of financial arrangements between drug and device manufacturers, on the one hand, and physicians and teaching hospitals, on the other hand. Federal funding available for combating health care fraud and abuse generally has increased. While we seek to conduct our business in compliance with all applicable laws and regulations, many of the laws and regulations applicable to our business, particularly those relating to billing and reimbursement of tests and those relating to relationships with physicians, hospitals and patients, contain language that has not been interpreted by courts. We must rely on our interpretation of these laws and regulations based on the advice of our counsel and regulatory or law enforcement authorities may not agree with our interpretation of these laws and regulations and may seek to enforce legal remedies or penalties against us for violations. From time to time we may need to change our operations, particularly pricing or billing practices, in response to changing interpretations of these laws and regulations or regulatory or judicial determinations with respect to these laws and regulations. These occurrences, regardless of their outcome, could damage our reputation and harm important business relationships that we have with healthcare providers, payers and others. Furthermore, if a regulatory or judicial authority finds that we have not complied with applicable laws and regulations, we could be required to refund amounts that were billed and collected in violation of such laws and regulations. In addition, we may voluntarily refund amounts that were alleged to have been billed and collected in violation of applicable laws and regulations. In either case, we could suffer civil and criminal damages, fines and penalties, exclusion from participation in governmental healthcare programs and the loss of licenses, certificates and authorizations necessary to operate our business, as well as incur liabilities from third-party claims, all of which could harm our operating results and financial condition. Moreover, regardless of the outcome, if we or physicians or other third parties with whom we do business are investigated by a regulatory or law enforcement authority we could incur substantial costs, including legal fees, and our management may be required to divert a substantial amount of time to an investigation.

To enhance compliance with applicable health care laws, and mitigate potential liability in the event of noncompliance, regulatory authorities, such as the United States Department of Health and Human Services’  Office of Inspector General, or OIG, have recommended the adoption and implementation of a comprehensive health care compliance program that generally contains the elements of an effective compliance and ethics program described in Section 8B2.1 of the United States Sentencing Commission Guidelines Manual, and for many years the OIG has made available a model compliance program targeted to the clinical laboratory industry.  In addition, certain states, such as New York, require that health care providers, such as clinical laboratories, that engage in substantial business under the state Medicaid program have a compliance program that generally adheres to the standards set forth in the Model Compliance Program.  Also, under the Affordable Care Act, the U.S. Department of Health and Human Services, or HHS, will require suppliers, such as the Company, to adopt, as a condition of Medicare participation, compliance programs that meet a core set of requirements.

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

We receive certain personal and financial information about our clients and their patients. In addition, we depend upon the secure transmission of confidential information over public networks. A compromise in our security systems that results in client or patient personal information being obtained by unauthorized persons or our failure to comply with security requirements for financial transactions could adversely affect our reputation with our clients and result in litigation against us or the imposition of penalties, all of which may adversely affect our operations, financial condition and liquidity.

Changes in regulation and policies, including increasing downward pressure on health care reimbursement, may adversely affect reimbursement for diagnostic services and could have a material adverse impact on our business.

Reimbursement levels for health care services are subject to continuous and often unexpected changes, and we face a variety of efforts by government payers to reduce utilization and reimbursement for diagnostic testing services. Changes in governmental reimbursement may result from statutory and regulatory changes, retroactive rate adjustments, administrative rulings, competitive bidding initiatives, or other policy changes.

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

The CMS pays laboratories on the basis of a of a fee schedule that is reviewed and re-calculated on an annual basis.  CMS may change the fee schedule upward or downward on billing codes that we submit for reimbursement on a regular basis. Our revenue and business may be adversely affected if the reimbursement rates associated with such codes are reduced. Even when reimbursement rates are not reduced, policy changes add to our costs by increasing the complexity and volume of administrative requirements. Medicaid reimbursement, which varies by state, is also subject to administrative and billing requirements and budget pressures. Recently, state budget pressures have caused states to consider several policy changes that may impact our financial condition and results of operations, such as delaying payments, reducing reimbursement, restricting coverage eligibility and service coverage, and imposing taxes on our services.

Healthcare policy changes, including recently enacted legislation reforming the U.S. healthcare system, may have a material adverse effect on our financial condition and results of operations.

Fees for most laboratory services reimbursed by Medicare are established in the Clinical Laboratory Fee Schedule (CLFS), and fees for other testing reimbursed by Medicare, primarily related to pathology, are covered by the Physician Fee Schedule (PFS). Over the past several years, the Company has experienced governmental pay reductions as a direct result of the Affordable Care Act (ACA), the Medicare Access and CHIP Reauthorization Act of 2015 (MACRA) and the Achieving a Better Life Experience Act of 2014 (ABLE Act). In addition, the Protecting Access to Medicare Act (PAMA), which became law on April 1, 2014, is expected to result in a future net reduction in reimbursement revenue under the CLFS. These laws include provisions designed to control healthcare expenses reimbursed by government programs through a combination of reductions to fee schedules, incentives to providers to participate in alternative payment models such as risk-sharing and new methods to establish and adjust fees.

The Affordable Care Act makes changes that are expected to significantly affect clinical laboratories, among others.  Beginning in 2013, each medical device manufacturer must pay a sales tax in an amount equal to 2.3% of the price for which such manufacturer sells its medical devices that are listed with the FDA. The Consolidated Appropriations Act, 2016 (Dec. 18, 2015) imposed a two-year moratorium on this medical device tax so it would not apply to the sale of a taxable medical device by the manufacturer, producer, or importer of the device during the period beginning on Jan. 1, 2016, and ending on Dec. 31, 2017.

Although the FDA has contended that LDTs are medical devices, none of our products is currently listed with the FDA. We cannot assure you that the tax, once the moratorium sunsets, will not be extended to services such as ours in the future.  The  Affordable Care Act also mandates a reduction in payments for clinical laboratory services paid under the Medicare Clinical Laboratory Fee Schedule, or CLFS, of 1.75% through 2015 and a productivity adjustment to the CLFS.  Moreover, under Protecting Access to Medicare Act, CMS will be required to set and make adjustments to the CLFS using market-based information that reflects the scope of prices paid across the laboratory industry. On October 1, 2015, CMS issued a proposed rule to implement PAMA that would require applicable laboratories, including the Company, to begin reporting their test-specific private payer payment amounts to CMS during the first quarter of 2016. CMS intends to use that private market data to calculate weighted median prices for each test (based on applicable CPT codes) that would represent the new CLFS rates beginning in 2017, subject to certain phase-in limits. For 2017-2019, a test price cannot be reduced by more than 10.0% per year; for 2020-2022, a test price cannot be reduced by more than 15.0% per year. Reporting and pricing will occur every three years, or annually with respect to certain types of tests, to update the CLFS thereafter.

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

In addition to the Affordable Care Act, various healthcare reform proposals have also emerged from federal and state governments. For example, in February 2012, Congress passed the “Middle Class Tax Relief and Job Creation Act of 2012” which in part reduced the potential future cost-based increases to the Medicare Clinical Laboratory Fee Schedule by 2%. Overall the expected total fee cut to the CLFS for 2013 was 2.95% not including a further reduction of 2% from implementation of the automatic expense reductions (sequester) under the Budget Control Act of 2011 which went into effect for dates of service on or after April 1, 2013.  Reductions made by the Congressional sequester are applied to total claims payments made.  While these reductions did not result in a rebasing of the negotiated or established Medicare or Medicaid reimbursement rates, rebasing could occur as a result of future legislation.  In 2015, the total fee cut to the CLFS was 0.25%.

On June 23, 2016, the CMS published a final rule implementing PAMA, which required establishment of a new Medicare reimbursement system for clinical lab tests paid under the CLFS, based on private payer rates, as reported to CMS. Although the new payment system was supposed to go into effect for tests furnished after January 1, 2017, the CMS rulemaking process was delayed, and the new rates will not be effective until January 1, 2018 pursuant to the final rule. Under the new system the Company must collect data on private payer rates and report the data to CMS every three years for most types of tests.  The Company does not expect that the new reporting requirements will have a material impact on its business or results of operations. CMS will use the data reported by all applicable labs to calculate a weighted median of private payer rates for each test performed, and that weighted median will be the new Medicare rate. Rate reductions for existing tests under the new system will be phased in over six years. The Company is still assessing the full impact of the final rule, but has been preparing for it for some time.

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

We do not however undertake any activities in the contentious areas of cloning, stem cell research or other gene-altering areas.  As such, many of the ethical issues that may be relevant to other participants in the genetics industry are not necessarily applicable to us.

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

Item 4.           Information on the Company

Item 4.A         History and Development of the Company

Originally incorporated under the laws of Western Australia on January 5, 1987 as Concord Mining N.L. the Company operated as a mining company.  On August 13, 1991, we changed our name to Consolidated Victorian Gold Mines N.L.  On December 2, 1991, we changed our name to Consolidated Victorian Mines N.L.  On March 15, 1995, we changed our name to Duketon Goldfields N.L.

On October 15, 1999, the Company’s corporate status was changed from a No Liability Company to a company limited by shares.  On August 29, 2000, following the acquisition of Swiss company GeneType AG, we changed our name to Genetic Technologies Limited, which is our current name.  At that time, the mining activities were phased out to focus on becoming a  biotechnology company, following which our stock exchange listing was duly transferred from the mining board of the ASX to the industrial board and our shares were thereafter classified under the industry group “Health and Biotechnology”, completing our transformation from a mining company into a biotechnology company.  Our current activities in biotechnology primarily concentrate on one clearly defined area of activity which is covered under Item 4.B “Business Overview”.

In October 2009, a new strategic direction was established to focus efforts in creating a portfolio of tests that would be aimed at assisting medical clinicians with cancer management.  This would comprise tests that were created by the Company and in-licensed from third parties which would then be marketed by Genetic Technologies in the Asia-Pacific region.

On April 14, 2010, we announced that we had acquired certain assets from Perlegen Sciences, Inc. in California, with the main asset being the BREVAGen™ breast cancer risk assessment test (“BREVAGen™”).  In addition to the BREVAGen™ test, we also acquired a suite of patents valid to 2022 which augment and extend our current non-coding patent portfolio.  On June 28, 2010, we incorporated a wholly-owned subsidiary named Phenogen Sciences Inc. in the State of Delaware which commenced selling the BREVAGen™ test in the U.S. marketplace in June 2011. In October 2014, the Company released its next generation breast cancer risk assessment test BREVAGenplus® .

During 2014, the Directors considered an offer by Specialist Diagnostic Services Ltd (SDS), the wholly owned pathology subsidiary of Primary Health Care Ltd., to purchase the assets of the Australian Genetic testing business, which included Paternity, Forensics, Animal and Medical testing for the ANZ region.  In September 2014, the Company signed a binding Sale and Purchase Agreement with SDS.

On November 19, 2014, the Company completed the sale of its Heritage Australian Genetics business to SDS.

As part of the Company’s strategy to focus on the expansion of its cancer diagnostic franchise, we continue to evaluate opportunities to sell, out-license or co-develop other assets and technologies in which we have an interest, including our legacy non-coding assertion and licensing program.

Corporate Information

Our registered office, headquarters and laboratory is located at 60-66 Hanover Street, Fitzroy, Victoria, 3065, Australia and our telephone number is +-61 3 8412 7000. The offices of our U.S. subsidiary, Phenogen Sciences Inc., are located at 9115 Harris Corners Parkway, Suite 320, Charlotte, North Carolina, 28269 U.S.A.  The telephone number for the Phenogen Sciences office is (877) 992 7382.  Our website address is www.gtglabs.com.  The information in our website is not incorporated by reference into this Annual Report and should not be considered as part of this Annual Report.

Our Australian Company Number (ACN) is 009 212 328.  Our Australian Business Number (ABN) is 17 009 212 328.  We operate pursuant to our constitution, the Australian Corporations Act 2001, the Listing Rules of the Australian Securities Exchange, the Marketplace Rules of NASDAQ and, where applicable, local, state and federal legislation in the countries in which we operate.

Item 4.B      Business Overview

Description of our Business

Founded in 1989, Genetic Technologies Listed on the ASX (GTG) in 2000 and NASDAQ (GENE) in 2005, Genetic Technologies is today a molecular diagnostics company that offers predictive testing and assessment tools to help physicians proactively manage women’s health. The Company’s lead product, BREVAGenplus, is a clinically validated risk assessment test for non-hereditary breast cancer and is first in its class. BREVAGenplus improves upon the predictive power of the first generation BREVAGen test and is designed to facilitate better informed decisions about breast cancer screening and preventive treatment plans. BREVAGenplus expands the application of BREVAGen from Caucasian women to include African-Americans and Hispanics, and is directed towards women aged 35 years or above, who have not had breast cancer and have one or more risk factors for developing breast cancer.

The Company has successfully launched the first generation BREVAGen test across the U.S. via its U.S. subsidiary Phenogen Sciences Inc. and the addition of BREVAGenplus, launched in October 2014, significantly expands the applicable market. The Company markets BREVAGenplus to healthcare professionals in comprehensive breast health care and imaging centres, as well as to obstetricians/gynecologists (OBGYNs) and breast cancer risk assessment specialists (such as breast surgeons). For more information, visit www.brevagenplus.com and www.phenogensciences.com.

The Genetic Testing Business

Following the acquisition of Genetype AG in 1999 and the subsequent renaming to Genetic Technologies Limited, the Company focused on establishing a genetic testing business, which over the following decade saw it become the largest provider of paternity and related testing services in Australia.  The Company’s service testing laboratory in Melbourne became the leading non-Government genetic testing service provider in Australia. The genetic testing services of the Company expanded to include at certain times:

•                  Medical testing

•                  Animal Testing

•                  Forensic Testing

•                  Plant Testing

The acquisition of GeneType AG also provided the Company with ownership rights to a potentially significant portfolio of issued patents.  During the intervening years, this portfolio has since been expanded by both organic growth and the acquisition of intellectual property assets from third parties. The patent portfolio is constantly reviewed to ensure that we maintain potentially important patents but at the same time keep costs to a minimum by no longer pursuing less commercially attractive and relevant intellectual property.

A strategic alliance with Myriad Genetics Inc. delivered to the Company exclusive rights in Australia and New Zealand to perform DNA testing for susceptibility to a range of cancers.  In April 2003, we established our cancer susceptibility testing facility within our Australian laboratory.  In June 2003, this facility was granted provisional accreditation by the National Association of Testing Authorities, Australia (“NATA”).

In November 2003, the Company joined the world-wide genetic testing network GENDIA as the sole reference laboratory for the network in Australia and New Zealand.  GENDIA consists of more than 50 laboratories from around the world, each contributing expertise in their respective disciplines to create a network capable of providing more than 2,000 different genetic tests.  This provided the Company with the ability to offer comprehensive testing services to its customer base in the Asia-Pacific region as well as increasing its exposure to other markets.

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

During the first half of the 2013 financial year, the Company announced that it had received licensure to sell BREVAGen™ into the states of California, Maryland, Pennsylvania, Rhode Island and Florida, bringing the total number of U.S. states in which the BREVAGen™ test can be sold to 49 of the 50 U.S. states.  In July 2013, the Company was inspected by a representative of the New York State Department of Health, Clinical Laboratory Evaluation Program (“CLEP”).  The Company’s laboratory received an inspection result with no deficiencies reported and, on August 30, 2013, the Company announced that it had received its Clinical Laboratory Permit (CLEP) from the New York State Department of Health.  This permit, which allows the Company to offer the BREVAGen™ test to residents of New York State, completed the final out-of-state licensure allowing the Company to provide testing services to all 50 U.S. states.

From its headquarters in Melbourne, Victoria, the Company’s laboratory holds a number of accreditations including:

•                 The Clinical Laboratory Improvement Amendments (CLIA) license required for all laboratories offering testing the U.S.;

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

The United States Clinical Laboratory Improvement Amendments of 1988, or CLIA, extends Federal licensing requirements to all clinical laboratories (regardless of the location, size or type of laboratory), including those operated by physicians in their offices, based on the complexity of the tests they perform.  CLIA also establishes a stringent proficiency testing program for laboratories and includes substantial sanctions, such as suspension, revocation or limitation of a laboratory’s CLIA certificate (which is necessary to conduct business), and significant fines and/or criminal penalties.

CLIA, and its implementing regulations, includes quality standards (establishing Federal quality standards for all clinical laboratories); application and user fee requirements; and enforcement procedures.  The quality standard regulations establish varying levels of regulatory scrutiny depending upon the complexity of testing performed. The tests on samples provided through our products are processed at our laboratory in Melbourne, Australia.  Our laboratory completed its first CLIA inspection under CLIA guidelines and received its certificate of compliance effective November 17, 2011. A re-certification from CMS i.e. paper survey, was performed in November 2013 and another on-site re-certification followed up in February 2016. Furthermore, our laboratory completed its first CLEP inspection under the NYS DOH CLEP guidelines and received its certificate of compliance effective August 30, 2013. Since the initial survey, the laboratory has been successful in submitting documents via the NYS eCLEP Health Commerce System for each subsequent year to date. The laboratory is expecting an on-site visit in the near future in late 2016 or early 2017.

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

Test samples received since launch

Since launching its BREVAGen test in the U.S. market in July 2011, followed by the U.S. release of, in October 2014, the number of test samples received up to balance date June 30 2016, was 9,742 tests.

During the financial year ended June 30, 2012, the Company generated the first sales of its BREVAGen™ test.  Whilst not material to the overall result, in accordance with revenue recognition principles, due to the relatively limited numbers of tests sold in that first year of launch, the income generated from these sales was recorded on a cash basis. Effective January 1, 2013, significant changes in the US reimbursement system have impacted (positively) on the amounts the Company has since received for the BREVAGen tests it performs. As of June 2014, the Company had enough historical data to use to enable it to determine a reliable estimate of the amount of revenue expected to be received. Accordingly the Group recognises the revenue on the BREVAGen test on an accruals basis.

Further expansion of the Company’s credentialing program

Credentialing with Preferred Provider Organization (“PPOs”) Networks allows for expedited claim adjudication as “in-network”.  A PPO is a managed care organization of medical doctors, hospitals and other health care providers which has covenanted with insurers or third-party administrators to provide health care, at reduced rates, to the clients of the respective insurer or administrator.  Credentialing is a process whereby provider organizations such as physicians, care facilities and ancillary providers (including testing service providers such as Phenogen Sciences) contract directly with the PPO.  Contracts with PPOs are fundamental to having claims for the BREVAGen™ test adjudicated as “in-network”.

Credentialing contracts have been executed between the Company and InterWest Health, FedMed Inc., MultiPlan Network, Three Rivers Provider Network, Prime Health Services, National Preferred Provider Network / PlanCare America / Ohio Preferred Provider Network LLC (NPPN / OPPN), Galaxy Health Network and Fortified Provider Network.

The positive impact of this activity is reflected in the fact that the average reimbursement received in respect of claims that were adjudicated as “in-network” was significantly higher than the amounts received in respect of claims that were adjudicated as “out-of-network”, with the time taken to collect the funds also being materially shorter.

Once in-network, the Company receives improved cash flow via faster payment while still obtaining an acceptable level of reimbursement and reducing the costs incurred through appealing denials.  Once BREVAGenplus sample volumes reach a significant level and Genetic Technologies has gathered the necessary additional clinical utility data, the Company intends to approach insurers directly to contract.

Reimbursement

Up until the end of the 2012 calendar year, insurance claims for BREVAGen were submitted using the so-called “code stack” of CPT methodology codes.  Reimbursement under this regime was positive, with a low percentage of denials and appeals.  However, effective January, 1 2013, the AMA removed the code stack claim process, requiring tests without a specific CPT code to be claimed via an “Unlisted or Miscellaneous Code”.

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

A key accomplishment during the current year has been the publication of two new validation studies:

1)             “SNP’s and Breast cancer risk prediction for African-American and Hispanic women.” Breast Cancer Research & Treatment. 2015 Dec; 4(3): 583-89.

2)             “Breast cancer risk prediction based on clinical models and 77 independent risk-associated SNPs in women aged under 50 years: Australian Breast Cancer Family Registry” Cancer, Epidemiology, Biomarkers and Prevention. 2016 Feb; 25(2): 359-65.

Even though the BREVAGenTM/ BREVAGenplus® concept has already demonstrated market acceptance, the Company recognises that in order to secure wider commercial payer coverage and to improve the level of commercial payer payments currently received, it needs to provide additional evidence that demonstrate the impact of the test on treatment decision-making that is aligned with payer evidence requirements. As such, the Company has commenced a series of clinical utility studies that will provide further evidence to support the product’s value proposition and clinical benefits.

The first two of three clinical trials planned commenced in Q4 FY16 with completion expected before the end of H1 FY17. A further longer-term retrospective in design clinical trial that will assess the impact of the test on MRI screening rates is expected to commence in H1 FY17. Combined, these three studies are designed to inform the medical community of the measureable improvement in health outcomes associated with BREVAGenplus® testing.

Research & Development Projects

During the year ended June 30, 2016, Genetic Technologies supported one major research program (BREVAGenplus), details of which have been provided below.  In previous years, other projects, which have since been terminated or otherwise commercialized, have also been supported by the Company. The Company is constantly seeking new opportunities. Historically some projects have arisen from new inventions made by the Company while some have been made by others who have approached the Company seeking collaboration and support for their activities.

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

Historical Research Projects

Following a significant corporate restructure undertaken during the 2015 fiscal year, a strategic decision was made to focus the Company on the US diagnostics market and all historical research projects were ceased.

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

Currently, there are no active direct competitors marketing an assay similar to that of BREVAGENplus in the sporadic breast cancer risk assessment space.   In recent years, a number of organizations, including deCODE (Iceland), 23andMe, Intergenetics, and Navigenics (subsequently acquired by Life Technologies — now ThermoFisher) have attempted to commercialize SNP-based genetic tests, to both physicians and consumers, to assess sporadic breast cancer risk in relevant patient populations.  But, either due to a lack of adequate and compelling scientific validation, and/or sufficient commercial impetus and capability, these efforts have led to lackluster market adoption, resulting in either the dissolution of these businesses or a marked change in their strategy and ultimate competitive posture to genuinely challenge the efforts of the Company to commercialize and grow its BREVAGENplus franchise. New entrants that we are aware of that are in early stages of product development include Counsyl Inc. in the U.S.

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

On April 19, 2013, the Company advised that the USPTO had received a third request for an ex parte re-examination of the ‘179 patent, again from Merial, and that the request had been granted.  As was the case in all previous challenges, GTG actively defended this matter and had the patent upheld.  On September 30, 2013, the Company announced that it had received an Ex-Parte Re-examination Certificate once again confirming the patentability of claims 1-18 and 26-32 of the ‘179 patent.  However, the Company also announced that Merial filed yet another (its third) request with the USPTO for re-examination of the ‘179 patent. This request for re-examination was once again, defended by the Company and again upheld with all claims intact as announced on February 12, 2014.

As a further result of our assertion program in the US, three independent but similar motions to dismiss have been brought by defendants in our assertion program. In each case, motions to dismiss were filed arguing the patents were invalid because they covered natural phenomenon or laws of nature and thus not entitled to patent protection. Again the Company actively defended these actions and prevailed in two cases that had been heard as announced by the Company on March 12, 2014 and August 26, 2014.

On October 30, 2014, Judge Stark issued a Memorandum Opinion finding Claim 1 of the Company’s foundation ‘179 patent ineligible and granted that Motion to Dismiss. Legal Counsel has now prepared an appeal to the decision in the Federal Circuit.

On December 7, 2015, Genetic Technologies argued before the Federal Circuit Court of Appeals in Washington DC that Claim 1 of the Company’s foundation ‘179 patent is patent eligible under the standards set forth in the Mayo/Alice line of Supreme Court cases, and that Judge Stark’s decision to grant motions to dismiss finding Claim 1 patent ineligible should be reversed.

On April 8, 2016, the Federal Circuit affirmed the District Court and found that Claim 1 of the Company’s ‘179 patent is patent-ineligible under 35 U.S.C. § 101.

On October 3, 2016, the Company was advised by its U.S. based attorney, Sheridan Ross, that the Supreme Court has declined to hear the Company’s appeal.

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

Item 4.D                                                Property, Plant and Equipment

As at date of this Report, the Company has executed two leases in respect of premises occupied by the Group.

Fitzroy, Victoria

Genetic Technologies Limited rents the offices and laboratory premises which are located at 60-66 Hanover Street, Fitzroy, Victoria, Australia (an inner suburb of Melbourne) from Crude Pty. Ltd.  The three year lease is due to expire on August 31, 2018.  The anticipated total rental charge in respect of the year ending June 30, 2017 is approximately $205,340.  Genetic Technologies Limited does not have an option to purchase the leased premises at the expiry of the lease period.

Charlotte, North Carolina

Phenogen Sciences Inc., a wholly-owned subsidiary of Genetic Technologies Limited, rents office premises which are located at 9115 Harris Corners Parkway, Suite 320, Charlotte, North Carolina, USA from New Boston Harris Corners LLC. This lease will expire on October 31, 2016. Subsequent to June 30, 2016, the lease has been renegotiated for a further 12 months to October 31, 2017.  The anticipated total rental charge in respect of the year ending June 30, 2017 is approximately USD 34,615.  Phenogen Sciences Inc. does not have an option to purchase the leased premises at the expiry of the lease period.

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

Item 5.A                        Operating Results

Overview

Founded in 1989, Genetic Technologies is an established Australian-based molecular diagnostics company that offers predictive genetic testing and risk assessment tools, with a current focus on women’s health. During the year ended June 30, 2015 the Company divested its interest in other genetic testing services, which up until then together with licensing of non-coding technology had provided the main source of income to fund operations, to concentrate on the principal activity of the provision of molecular risk assessment for cancer.

The operating result for the year ended June 30, 2016 is directly reflective of the Company’s concentrated focus on the expansion of its genetic testing business, with emphasis on the sale and distribution of the BREVAGenplus® breast cancer risk test in the U.S. through its wholly-owned U.S. subsidiary, Phenogen Sciences Inc. following the sale of the Australian Heritage business during the previous financial year.

Since inception up to June 30, 2016, we have incurred $109,444,248 in accumulated losses.  Our losses have resulted principally from costs incurred in research and development, general and administrative and sales and marketing costs associated with our operations.  Refer to the Consolidated Statements of Operations in Item 18.

During the 2016 financial year, Genetic Technologies Limited and its subsidiaries generated consolidated gross revenues from continuing operations, excluding other revenue, of approximately $0.8 million, a decrease from $2.0 million in 2015 and $ 4.6 million in 2014. The comparisons reflect the impact of the substantial restructuring changes that took place during 2015.

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

Recent Accounting Pronouncements

In respect of the year ended June 30, 2016, the Group has assessed all new accounting standards mandatory for adoption during the current year, noting no new standards which would have a material effect on the disclosure in these financial statements.  There has been no effect on the profit and loss or the financial position of the Group.  Certain new accounting standards and interpretations have been published that are not mandatory for June 30, 2016 reporting periods.  The Group’s and the parent entity’s assessment of the impact of these new standards and interpretations is set out in Note 2(b) of the attached financial statements.

Critical Accounting Policies

The accounting policies which are applicable to the Group and the parent entity are set out in Notes 2(c) to 2(aa) of the attached financial statements.

Comparison of the year ended June 30, 2016 to the year ended June 30, 2015

Revenues from operations

The operating result for the year is directly reflective of the repositioning of the business involving the divestment of the Australian Heritage business that took place in the previous financial year.  The Groups primary focus during 2016 has been geared toward establishing the BREVAGenplus® test as a leading non-hereditary breast cancer risk assessment test that is affordable to all women who qualify for the test. Attaining Peer-reviewed publication in medical journals, strengthening of the management team in the U.S., an intensified and targeted marketing campaign with national reach, a refreshed BREVAGenplus® website and a reinvigorated social media presence have been key elements in the drive to achieve this goal.

During the 2016 financial year, Genetic Technologies Limited and its subsidiaries generated consolidated gross revenues from continuing operations, excluding other revenue, of $824,586 compared to $2,011,918 in the preceding year.  $756,354 of this differential is directly attributable to the divested Heritage business with the balance of $430,978 due to a decrease in the overall combined sales of the BREVAGenTM and BREVAGenplus® tests. Samples received for BREVAGenTM and BREVAGenplus® tests during 2016 were 1,184 compared to 2,659 in the previous financial year. Following changes to the U.S. leadership team as disclosed in 2015, in order to steady the decline in samples received and improve the revenue generated, a new Vice President sales and marketing was employed in November 2015, as well as a Director of Marketing and Senior Medical Director in January and June 2016 respectively.

Savings achieved  from the ongoing restructuring activities during the current financial year which are reflective of the divestment of the Heritage business in the prior financial year resulted in a decrease in overheads by $2,945,988 compared with 2015.  The combined areas of selling/ marketing, administration, licensing and operations totaled $9,333,076 for the year compared with $12,279,064 for 2015.  The decreased licensing activities accounted for $331,837 of the decrease with the remaining $2,614,151 million the result of the divestment of the Heritage business in November 2014, benefits derived from restructure activities and better management with overhead spending.

There were no significant items reported during the year compared to a $1,396,798 pre-tax profit on the sale of the Heritage business and a write-down of $795,533 against the opening asset value for the Immunaid option disclosed in 2015.

Cost of sales

Our cost of sales from continuing operations decreased by 17% from $891,243 to $743,060. There was a decrease in BREVAGenTM and BREVAGenplus® direct materials utilized of $156,927 in line with the reduced tests sold and a $295,355 decrease in direct materials and labour costs directly attributable to the genetic testing services disposed of in November 2014. This overall decrease was partially offset by an increase in inventories written off of $299,669 in 2016, the majority of which (67%) included BREVAGenplus® materials that had expired during the year of $ 218,178.

Other revenue

Other revenue which includes the total revenues generated from our licensing activities decreased by $726,603 (71%) in 2016 to $300,548. This decrease was primarily as a result of a decrease in licensing income from Applera Corporation from $781,108 in 2015 to $149,837 in 2016 due to the expiry of the agreement in December 2015. Reflective of the Company’s restructuring activities initiated in 2015, there was also a decrease in royalties and annuities received of $40,839 as well as a decrease in other licensing income of $54,493.

Although there was an overall change in focus during 2015 to grow sales revenues of BREVAGenplus® in the U.S, the Company will continue to use Sheridan Ross to assist with its licensing and intellectual property activities.

Selling and marketing expenses

Selling and marketing expenses decreased by $1,317,802 (29%) to $3,186,497 during the 2016 financial year. Personnel related costs decreased by $806,837 (31%) as a direct result of restructuring activities initiated in 2015. A new sales and marketing team in the U.S. has been assembled to increase revenue and drive market development through direct sales to Breast Centers and individual Obstetricians and Gynaecologists. Fees paid for billing services decreased by $106,378 in line with the decrease in test samples in 2016.

There were also decreases in peer to peer/ key opinion leader reimbursement costs of $164,506 (54%) and travel related costs of $97,758 (36%).

General and administrative expenses

General and administrative expenses decreased by $793,631 (19%) to $3,429,357 during the financial year.  Included in the general and administrative expenses is a net foreign currency loss of $427,574 (2015; $200,243) which is primarily driven by the translation of US dollar cash reserves to Australian dollars at June 30, 2016.

Share based payment expenses decreased by $ 289,965 (88%) to $40,093. Included in this cost for the year ended June 30, 2015 was an amount of $330,059 associated with the Kentgrove Standby facility which was not recurring in 2016 (refer Item 10A. below for futher details on the Kentgrove Standby Facility). Occupancy related costs associated with the make good of lease fitouts of the Company’s Fitzroy premises that initially commenced in the 2015 year decreased by $336,744.

There was also a decrease in personnel related costs of $287,578 to $1,437,731 as the finance and administration team in Australia underwent several changes in order to best support the Company subsequent to the restructuring activities. These changes include a reduction in two full time and one part time finance and administration positions.

Licensing, patent and legal costs

Licensing, patent and legal costs decreased significantly by $331,837 (76%) to $103,581 during the 2016 financial year as further actions as per the Company restructuring announcement of November 2014 to reduce reliance on the previous licensing assertion programme were implemented. Employment related costs decreased by $183,246 as the last of the personnel associated with the Licensing assertion programme left the Company in July 2015. Consulting fees paid in relation to the programme had ceased in November 2014 resulting in a reduction of $75,800 to Nil for 2016.

Laboratory, research and development costs

Laboratory, research and development costs decreased by $266,913 (9%) to $2,584,752 during the 2016 financial year. Similar to 2015 changes, there was a substantial decrease (21%) in employee costs of $237,552 as a result of the suspension of the RareCellect research project and the sale of the Australian Heritage business. These changes implemented in 2015 also lead to a reduction in the laboratory supplies and consumables purchased of $142,045 to $34,842. Patent & legal costs increased by $76,494 as the Company improved its overall global protection of the BREVAGenTM breast cancer risk assessment IP.

Finance costs

Finance costs decreased by $235,805 (89%) to $ 28,889 during the 2016 year. Finance costs incurred in 2015 were primarily associated with the issue of convertible notes of $ 150,500, and secured debt notes of $75,721.

Non Operating income and expenses

Other income and expenses included the following movements:

•                      Research and development tax credit of $359,803 in the current financial year increased by $248,615. The research tax credit is recognized on an accrual basis when realizable.  During the year ended June 30, 2016 costs associated with research activities undertaken in the United States were eligible for inclusion for the first time following a successful application to the relevant statutory body in Australia. Eligibility is available for a further 4 years and resulted in an additional credit of $39,191 in the current year.

•                      Rental income of $ 58,002 was received from SDS when the Australian Heritage business was sold at the end of November 2014 — this arrangement continued until August 2015 when SDS vacated the premises in Fitzroy.

Comparison of the year ended June 30, 2015 to the year ended June 30, 2014

Revenues from operations

The operating result for the year was directly reflective of the repositioning of the business.  Non-core business were sold, operations appropriately scaled back and equity was raised to set the Company up for future success.  Critical to this was the release of the much improved 2nd generation BREVAGenplus® test in October 2014.  The Company has purposefully moved focus away from reliance on its past licensing assertion programme as there is now a clear focus on concentrating effort on the Company’s lead product BREVAGenplus® in the U.S.

During the 2015 financial year, Genetic Technologies Limited and its subsidiaries generated consolidated gross revenues from continuing operations, excluding other revenue, of $2,011,918 compared to $4,564,280 in the preceding year.  $2,061,878 of this differential is directly attributable to the divested Heritage business with the balance of $490,483 due to a decrease in the overall combined sales of the BREVAGenTM and BREVAGenplus® tests.

Overheads decreased by approximately $2,267,165 compared with 2014.  The combined areas of selling/ marketing, administration, licensing and operations totaled $12,279,064 for the year compared with $14,546,229 for 2014.  The decreased licensing activities accounted for approximately $643,781 of the decrease with the remaining $1,623,384 the result of the divestment of the Heritage business in November 2014, benefits derived from restructure activities and better management with overhead spending.

With reference to significant “one-off” items, the loss for the year of $8,810,170 included a $1,396,798 pre-tax profit on the sale of the Heritage business and a write-down of $795,533against the opening asset value for the Immunaid option.

Gain on sale of Business

On November 19, 2014, the Company announced the sale of its Heritage Australian Genetics business, which had previously provided diagnostic and sequencing services encompassing Australia only medical, forensic, paternity and animal genomic testing to Specialist Diagnostics Services Limited (SDS) for $2,100,895 in cash. The divestment of the Australian Genetics business followed the Company’s announced plans to sell non-core assets and focus business activities on the commercialization of the BREVANGenplus® breast cancer risk test. The company recognized a one-off profit on disposal of $ 1,396,798 as a result of this disposal.

Cost of sales

Our cost of sales from continuing operations (which include direct costs incurred in performing our genetic testing services prior to disposal in November 2014) decreased by $946,486 (51.5%), from the 2014 financial year. The decrease is directly attributable to the divested Heritage business in November 2014.

Other revenue

Other revenue which includes the total revenues generated from our licensing activities increased by $ 163,319 (19%) in 2015 to $1,027,151 primarily as a result of licensing income from Applera Corporation of $781,108 (2014: $291,628 -this agreement ended in December 2015). This is offset by a decrease in royalties and annuities received of $ 146,655 as well as a decrease in other licensing income of $ 179,506. Although the overall focus changed during 2015 to grow sales revenues of BREVAGenplus® in the U.S, the Company will continue to use Sheridan Ross to assist with its licensing and intellectual property activities.

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

Non Operating income and expenses

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

•                      Rental recoveries of $ 215,575 were received from SDS when the Australian Heritage business was sold at the end of November 2015 — this arrangement continued until August 2015 when SDS vacated the premises in Fitzroy.

Fair value loss on ImmunAid option fee

•                      the loss of $ 795,533 in 2015 resulted from the write down of the options granted by ImmunAid to Nil.

Item 5.B                        Liquidity and Capital Resources

Summary

Since inception, our operations have been financed primarily from capital contributions by our stockholders, proceeds from our licensing activities and revenues from operations, grants, and interest earned on the Company’s cash and cash equivalents. Currently our overall cash position depends on completion of our research & development activities, overall market acceptance of and revenue generated by our BREVAGenplus® test, grants and interest earned on the Company’s cash & cash equivalents. The Company’s cash and cash equivalents were $11,179,687 as of June 30, 2016.

During the year ended June 30, 2016, we incurred comprehensive losses of $7,151,746.  During the year ended June 30, 2015, we incurred comprehensive losses of $8,396,165. During the year ended June 30, 2014, we incurred comprehensive losses of $10,283,545.

During the year ended June 30, 2016, the Company’s net cash flows used in continuing operations were $7,726,838. During the year ended June 30, 2015, the Company’s net cash flows used in continuing operations were $9,691,528. During the year ended June 30, 2014, the Company’s net cash flows used in continuing operations were $10,987,088.

The Directors expect increased cash outflows from operations during the 2017 financial year as the Company continues to invest resources in expanding the research & development and sales & marketing activities in support of BREVAGenplus in the U.S. As a result of these expected cash outflows, the Directors intend to raise new equity funding within the next twelve months in order to ensure the Company continues to hold adequate levels of available cash resources to meet creditors and other commitments.

Going Concern. The continuing viability of the Company and its ability to continue as a going concern and meet its debts and commitments as they fall due is dependent on the satisfactory completion of an equity raising.

Due to the uncertainty surrounding the timing, quantum or the ability to raise additional funds via the issuance of new equity, there is a material uncertainty that may cast significant doubt on the Company’s ability to continue as a going concern and therefore, that it may be unable to realise its assets and discharge its liabilities in the normal course of business.  However, the Directors believe that the Company will be successful in the above matters and accordingly, have prepared the attached financial report on a going concern basis.

Operating Activities. Our net cash from / (used in) operating activities was $(7,726,838), $(9,691,528) and $(10,987,088) for the years ended June 30, 2016, 2015 and 2014, respectively.  Cash from / (used in) operating activities for each period consisted primarily of losses incurred in operations reduced by depreciation and amortization expenses, share based payments expenses, foreign exchange movements and unrealized profits and losses relating to investments.  In approximate order of magnitude, cash outflows typically consist of staff-related costs , marketing expenses, service testing expenses, general and administrative expenses, legal/patent fees and research and development costs.

Investing Activities. Our net cash from / (used in) investing activities was $(296,331), $1,965,422 and $232,375 for the years ended June 30, 2016, 2015 and 2014, respectively.  During the year ended June 30, 2016, $249,025 was used on leasehold improvements at the Company’s Fitzroy premises in Melbourne as the laboratory and offices were consolidated subsequent to the divestment of the Heritage business, which in the prior financial year had accounted for $2,100,895 of the cash generated from investing activities. Apart from the purchase of plant and equipment of $303,462 in 2016, $192,592 in 2015, and $47,917 in 2014, we had no other significant capital expenditures for the years ended June 30, 2016, 2015 and 2014.

Financing Activities. Our net cash from / (used in) financing activities was $(1,654), $22,867,263 and $11,922,964 for the years ended June 30, 2016, 2015 and 2014, respectively. During the year ended June 30, 2016 no new financing activities were undertaken. In respect of the year ended June 30, 2015, the Company generated gross cash flows of $23,289,927 from the issue of 744,540,728 ordinary shares, $2,150,000 from the issue of convertible notes less costs associated with these transactions of $(2,572,664).  In respect of the year ended June 30, 2014, the Company generated net cash flows of $7,000,000 from the issue of 97,222,302 ordinary shares and $5,581,462 net from the issue of convertible notes.

Future cash requirements

The Directors have undertaken an assessment of the Company’s ability to pay its debts as and when they fall due.  As part of this assessment, the Directors have had regard to the Company’s cash flow forecasts for the twelve month period from the date of the attached Financial Report and the cash balance on hand as of that date.  The Directors recognize that there is uncertainty in the consolidated entity’s cash flow forecasts, and that the continuing viability of the Company and its ability to continue as a going concern and meet its debts and commitments as they fall due is dependent on the satisfactory completion of an equity raising within the next twelve months.

We do not have any lines of credit with National Australia Bank Limited (“NAB”) and nominal credit card facilities with NAB and Bank of America, N.A. which, as of June 30, 2016, had total available credit of $279,218.

Operating leases

We are obligated under two operating leases that were in place at June 30, 2016.  These leases relate to the premises occupied by the Company in Fitzroy, Victoria, Australia and by its U.S. subsidiary, Phenogen Sciences Inc., in Charlotte, North Carolina, U.S.A.  The lease for the premises in Charlotte, has subsequent to June 30, 2016 been renewed to October 31, 2017 details of which are located in Item 4.D.

The future minimum lease payments in respect of the two operating leases that were in place and had remaining non-cancellable lease terms as of June 30, 2016 were $468,967.

Item 5.C                            Research and Development, Patents and Licenses, etc.

Our principal business is biotechnology, with a historical emphasis on genomics and genetics, the licensing of our non-coding patents, reduction to practice of our fetal cell patents and expansion of the related service testing business. Research and development expenditure as below is reflective of the changes implemented during 2015 following the sale of the Australian Heritage business in November 2014, and a focus the BREVAGenplus® breast cancer risk test

The following table details historic R&D expenditure by project.

	2016	2015	2014
	$	$	$
RareCellect (1)	59,453	170,107	352,478
BREVAGenplus	282,460	346,792	13,910
Nematode project	—	—	1,053
Research at C.Y. O’Connor (2)	—	—	9,101
Other general R&D	53,625	211,693	235357
Total R&D expense	395,538	728,592	611,899
Other expenditure	9,680,597	12,441,715	16,783,115
Total expenditure	10,076,136	13,170,307	17,395,014
R&D as a % of total expenditure	4%	6%	3%

(1) The RareCellect project ceased during 2014. The costs incurred since then relate to legal fees associated with the patent portfolio.

(2) Research by the C.Y. O’Connor ERADE Village Foundation ceased during the 2009 financial year.  The costs incurred since that time relate to impairment charges and legal fees associated with the patent portfolio that was acquired as part of that project.

Item 5.D                            Trend Information

The direction of genetic research and breast cancer

During the 1990s, the two major susceptibility genes for breast cancer, BRCA1 and BRCA2, were identified. Mutations in these genes account for approximately 30% of the familial risk for breast cancer. Following these discoveries, a large number of candidate gene studies were conducted over the following decade, aimed at identifying moderate and low-penetrance alleles believed to be responsible for the remaining familial risk.

In 2007, one of the very first large scale genome-wide association studies (GWAS) reported five significant loci associated with breast cancer risk. It was these loci which formed the basis of the Company’s first generation BREVAGen breast cancer risk assessment test. Further GWAS continue to provide additional loci associated with breast cancer risk and these are incorporated into the Company’s second generation BREVAGenplus test. The Company continues to monitor developments in the field.

Following the success of the initial GWAS for breast cancer and improvements in the technology required to conduct the studies, many international research groups are now investigating genetic associations with different types of cancer and other “multifactorial” diseases. These studies are likely to lead to new genetic tests for disease susceptibility, both in cancer and other diseases.

Our ability to produce such tests will depend on our ability to secure licensing agreements to the underlying technology or to take part in the basic research studies.

We believe that the demand for genetic risk assessment testing is in its infancy and will continue to grow in the coming years.

Item 5E.                 Off-balance sheet arrangements

We are not a party to any material off-balance sheet arrangements.  In addition, we have no unconsolidated special purpose financing or partnership entities that are likely to create any material contingent obligations.

Item 5F.                  Information about contractual obligations

The table below shows the contractual obligations and commercial commitments as of June 30, 2016:

	0-1 year	>1-<3 years	>3-<5 years	>5 years
Operating lease commitments	$220,486	$248,481	$—	$—

The above financial obligations are in respect of leases over office and laboratory premises.

Item 6.                                 Directors, Senior Management and Employees

Item 6.A                        Directors and Senior Management

The Directors of the Company as of the date of this Annual Report are:

Dr. Malcolm R. Brandon, BScAgr, PhD (Non-Executive)

Dr. Brandon was appointed to the Board on October 5, 2009 and as its Chairman on November 28, 2012.  He has over 39 years’ experience in commercially focused research and development and in building successful companies which have commercialized a wide range of Australian and international technologies. Dr. Brandon is currently Managing Director of genetics and artificial animal breeding company Clone International which uses cloning technologies to preserve the genetics of elite animals.

Eutillio Buccilli, (Executive Director and Chief Executive Officer)

Mr. Buccilli was appointed to the Board in June 2015. He joined the Company in June 2014 as Chief Financial Officer. In November 2014, he was appointed to the position of Chief Operating Officer and Chief Financial Officer and was subsequently appointed Chief Executive Officer in February 2015.

Mr. Buccilli has more than 35 years of senior management experience in the financial services, contracting and recruitment, property and retail industries in Australia and the U.S. He has held senior management positions with blue chip corporations such as General Electric (“GE”), Computer Science Corporation, Coles Myer and Challenger Limited. Whilst at GE, Mr. Buccilli was seconded to the U.S., where he worked at the GE Capital Headquarters located in Stamford Connecticut. He brings to the Board extensive financial, corporate governance, commercial and fund raising experience.

Dr Paul A. Kasian, AM, PhD, MBA, GAICD (Non-Executive)

Dr. Kasian was appointed to the Board on December 12, 2013. He brings to the Board a combination of expertise in strategic business leadership and biotech investment giving him a deep understanding on key value drivers for companies in generating shareholder value. He is an experienced executive director with demonstrated domestic and international success in funds management, encompassing senior leadership, investment and risk roles.

Dr. Kasian has held senior leadership positions in a number of investment groups, and has significant funds management experience in Australia leading investment in the healthcare and life sciences sector. He holds a PhD in Microbiology and a Master of Business Administration, both from the University of Melbourne, and is a Graduate Member of the Australian Institute of Company Directors. Dr. Kasian is also a non-executive director of IODM Limited (ASX: IOD) and Blockchain Global Limited.

Mr Grahame Leonard AM, BA (Hons), LLB, CA, CPA, FAICD (Dip), AFAIM (Non-Executive)

Mr. Leonard was appointed to the Board on November 29, 2013 and also serves as Chairman of the Company’s Audit Committee. He is a qualified Lawyer and Chartered Accountant. He brings over 35 years’ experience in the corporate world including Lysaght (BHP), BTR Nylex and The Thompson Corporation. His numerous community positions include Commissioner, Victorian Multicultural Commission, Chair, Victorian Government Multifaith Advisory Group and former Director of Transparency International Australia, (the Australian arm of the international anti-corruption watchdog).

Dr. Lindsay Wakefield, M.B.B.S

Dr. Wakefield was appointed to the Board on September 24, 2014.  Dr. Wakefield started Safetech in 1985. In 1993 he left medicine to become the fulltime CEO of the Company. Over the next 25 years, Safetech became a force in the Australian material handling and lifting equipment market, designing and manufacturing a wide range of industrial products. In 2006, Safetech was awarded the Telstra Australian National Business of the Year.

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

Senior Management

We have a professional team of qualified and experienced personnel, including a number of research and development scientists and technicians.  The Group currently has 25 full-time-equivalent employees in addition to the four Non-executive Directors listed above.  Of the total number of personnel, two have Doctorate qualifications.  In addition to the Chief Executive Office, Mr. Buccilli whose details are noted above, the members of the Company’s Senior Leadership Team as of the date of this Report, and a brief summary of their relevant experience, are as follows:

Kevin Fischer, CPA, AGIA, ACIS, B. Com. (Chief Financial Officer)

Mr. Fischer was appointed Company Secretary on January 13, 2016 following his appointment as Chief Financial Officer on November 2, 2015. He has over ten years’ experience in senior finance roles with successful diagnostic companies, such as QIAGEN and Cellestis. Mr. Fischer is a CPA and Chartered Secretary who has significant experience in the financial management and reporting for international operations.

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

Chris Saunders, MBA, B.S. (Vice President Sales & Marketing — Phenogen Sciences Inc.)

Mr. Saunders brings more than 15 years of experience in senior sales, operations and marketing roles for start-up, publicly held and multi-national companies in the pharmaceutical and biotech sectors. He served as National Sales Director at Cbr Systems, a cord blood stem cell bank that serves customers in the United States and internationally. Most recently, he served as an early sales management leader at Natera, a genetic testing company that develops and commercializes non-invasive methods for analyzing DNA. During his tenure, he successfully launched new products and product expansions through multiple channels including private practice, hospital, health system and distribution partnerships. Areas of expertise include business development, sales operations, training and management strategies focused on sales growth and market expansion.

Susan J Gross, MD, FRCSC, FACOG, FACMG (Senior Medical Director — Phenogen Sciences Inc.)

Dr Gross was appointed to the role of Senior Medical Director in June 2016.Dr. Gross received her medical degree from the University of Toronto, Ontario, Canada, where she completed her residency in Obstetrics and Gynaecology, as well as a fellowship in Maternal Fetal Medicine and a second residency/fellowship in Medical Genetics at the University of Tennessee (Memphis). She is board certified in both Obstetrics and Gynaecology and Medical Genetics and is a Professor of Clinical Obstetrics & Gynaecology, Women’s Health, Paediatrics and Genetics at the Albert Einstein College of Medicine. She served as past division director for the division of Reproductive Genetics at Montefiore Medical Center as well as Chairperson of the Department of Obstetrics and Gynaecology and founder of the Human Genetics Laboratory at Jacobi Medical Center. Dr. Gross has spent decades not only in research and medical education, but also direct patient care, overseeing both large and small practice systems. She has worked on national and international guideline committees and lectured and published extensively on screening and genetic testing with a focus on new technologies and public health policy. She was previously the Chief Medical Officer of Natera Inc., a public genomic diagnostics company and is now President of SJG Advisors LLC, a company that provides comprehensive medical affairs and digital media expertise to the diagnostics industry.

Item 6.B                 Compensation

Details of the nature and amount of each major element of the compensation of each director of the Company and each of the named officers of the Company and its subsidiaries, for services in all capacities during the financial year ended June 30, 2016 and 2015 are listed below.  All figures are stated in Australian dollars (AUD).

Name and title of		Short-term		Post-employment	Other long-	Share-based
Non-Executive Directors	Year	Salary/fees	Other	Superannuation*	term benefits	Options	Totals
		$	$	$	$	$	$
Dr Malcolm R. Brandon	2016	89,303	—	8,484	—	—	97,787
Non-Executive Chairman	2015	87,125	—	8,277	—	—	95,402

Grahame Leonard AM	2016	54,967	—	5,222	—	—	60,189
	2015	53,626	—	5,094	—	—	58,720

Dr Paul Kasian	2016	54,967	—	5,222	—	—	60,189
	2015	53,626	—	5,094	—	—	58,720

Dr Lindsay Wakefield (1)	2016	54,967	—	5,222	—	—	60,189
	2015	41,251	—	3,919	—	—	45,170

David Carter (2)	2016	—	—	—	—	—	—
	2015	18,907	—	1,796	—	—	20,703

Dr Mervyn Cass (3)	2016	—	—	—	—	—	—
	2015	22,344	—	2,123	—	—	24,467

Prof Ian McKenzie (3)	2016	—	—	—	—	—	—
	2015	21,554	—	2,048	—	—	23,602

Totals	2016	254,204	—	24,150	—	—	278,354
	2015	298,433	—	28,351	—	—	326,784

Notes pertaining to changes during the year:

(1)         Appointed to the Board in September 2014.

(2)         Appointed to the Board in September 2014 subsequently ceased to be a Director in January 2015.

(3)         Resigned from the Board effective November 2014

Executives

Name and title of		Short-term		Post-employment	Other long-term	Share-based	Termination
Executives	Year	Salary/fees	Other	Superannuation*	benefits**	Options ***	benefits	Totals
		$	$	$	$		$	$
Eutillio Buccilli (4) Executive Director & Chief Executive Officer	2016	307,500	83,800	32,062	15,519	26,623	—	465,504
	2015	238,090	80,000	27,369	8,085	—	—	353,544

Luisa Ashdown (5) Director, Licensing & IP	2016	6,856	—	2,964	(16,980)	—	53,795	46,635
	2015	163,947	—	15,575	(20,672)	2,927	—	161,777

Diana Newport Quality & Ops. Director	2016	103,343	—	11,242	(298)	1,373	—	115,660
	2015	154,350	20,000	16,088	2,793	—	—	193,231

Dr Richard Allman (6) Scientific Director	2016	158,875	11,900	16,518	8,317	2,747	—	198,357
	2015	145,965	15,812	15,084	19,908	—	—	196,769

Brian Manuel (7) Chief Financial Officer	2016	66,667	—	6,333	4,263	—	—	77,263
	2015	8,333	—	792	737	—	—	9,862

Alison J. Mew (8) Ex-Chief Executive Officer	2016	—	—	—	—	—	—	—
	2015	137,164	25,000	15,401	(20,757)	—	—	156,808

Mark J. Ostrowski (9) Ex-US Senior VP Sales and Marketing	2016	—	—	—	—	—	—	—
	2015	170,631	—	—	1,052	(28,886)	—	142,797

Kevin Fischer (10) Chief Financial Officer	2016	113,808	16,700	10,812	5,454	9,351	—	156,125
	2015	—	—	—	—	—	—	—

Chris Saunders (11) US-VP Sales & Marketing	2016	183,760	37,629	—	12,277	9,351	—	243,017
	2015	—	—	—	—	—	—	—

Susan Gross (12) US-Senior Medical Director	2016	5,944	—	—	—	—	—	5,944
	2015	—	—	—	—	—	—	—

Sub-totals for Executives	2016	946,753	150,029	79,931	28,552	49,445	53,795	1,308,505
	2015	1,018,480	140,812	90,309	(8,854)	(25,959)	—	1,214,788

Total remuneration of Key Management Personnel	2016	1,200,957	150,029	104,081	28,552	49,445	53,795	1,586,859
	2015	1,316,913	140,812	118,660	(8,854)	(25,959)	—	1,541,572

Notes pertaining to changes during the year:

(4)         Mr. Buccilli was appointed to the Chief Executive Officer role in February 2015 prior to which he was the Chief Financial Officer.  “Other” includes a bonus paid or payable in the amount of $83,800 at the discretion of the Board.

(5)         Ms Ashdown ceased to be an executive with effect from July 2015.

(6)         “Other” includes a bonus paid or payable to Dr Allman in the amount of $11,900 at the discretion of the Board.

(7)         Mr. Manuel held the role of Chief Financial Officer until his resignation in October 2015.

(8)         Ms Mew held the role of Chief Executive Officer until her resignation in December 2014.

(9)         Mr. Ostrowski held the role of US Senior Vice President Sales and Marketing until his resignation in January 2015.

(10)  Mr. Fischer was appointed to role of Chief Financial Officer in November 2015. “Other” includes a bonus payable in the amount of $ 16,700 at the discretion of the board.

(11)  Mr. Saunders was appointed to the role of Vice President Sales & Marketing in November 2015. “Other” includes a bonus payable in the amount of $ 37,629 at the discretion of the board.

(12)  Dr Gross was engaged under a consulting agreement to perform the role of Senior Medical Director for Phenogen Sciences Inc (USA) in June 2016. Remuneration is by way of a fixed monthly consultancy fee for service provided on a part time basis.

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

Options exercised, granted and forfeited as part of remuneration during the year ended June 30, 2016

Details of the options held by the Executives nominated as Key Management Personnel during the year ended June 30, 2016 are set out below. As of June 30, 2016, there were 5 executives and 5 employees who held options that had been granted under the Company’s respective option plans.

Options Exercised

No options granted as equity compensation benefits to Executives were exercised during the year.

Options Granted

During the 2016 financial year 31,736,111 options were granted as equity compensation benefits to Executives.

	Options	Exercise	Fair value	Final
Name of Executive	Granted	price	per option	vesting date
Eutillio Buccilli (1)	8,328,125	$0.02	$0.0161	Nov 24, 2020
	3,131,944	$0.02	$0.0139	Nov 24, 2020
	2,776,042	$0.02	$0.0100	Nov 24, 2020

Dr. Richard Allman (2)	2,925,000	$0.02	$0.0112	Mar 31, 2021
	1,100,000	$0.02	$0.0094	Mar 31, 2021
	975,000	$0.02	$0.0065	Mar 31, 2021

Diana Newport (3)	1,462,500	$0.02	$0.0112	Mar 31, 2021
	550,000	$0.02	$0.0094	Mar 31, 2021
	487,500	$0.02	$0.0065	Mar 31, 2021

Kevin Fischer (4)	2,925,000	$0.02	$0.0161	Nov 24, 2020
	1,100,000	$0.02	$0.0139	Nov 24, 2020
	975,000	$0.02	$0.0100	Nov 24, 2020

Chris Saunders (5)	2,925,000	$0.02	$0.0161	Nov 24, 2020
	1,100,000	$0.02	$0.0139	Nov 24, 2020
	975,000	$0.02	$0.0100	Nov 24, 2020

Totals	31,736,111

(1)         Total of 14,236,111 options granted in November 2015 vesting in 3 tranches

(2)         Total of 5,000,000 options Granted in March 2016 vesting in 3 tranches

(3)         Total of 2,500,000 options Granted in March 2016 vesting in 3 tranches

(4)         Total of 5,000,000 options Granted in November 2015 vesting in 3 tranches

(5)         Total of 5,000,000 options Granted in November 2015 vesting in 3 tranches

The options granted to Executives during 2016 are exercisable at any time after the date on which the Option meets its vesting conditions, namely the 3 month volume weighted average price (VWAP) of shares as traded on the ASX as follows (subject to any adjustments in the vesting conditions as contained in the option terms):

Tranche Number	Vesting Condition — VWAP Price
1	$0.05
2	$0.10
3	$0.20

Fair values at grant date have been determined independently using a Monte Carlo Simulation method that takes into account the exercise price, the VWAP hurdle (preceding 3 month price), the term of the option, the share price at grant date and expected price volatility of the underlying share, the expected divided yield and the risk-free interest rate for the term of the option.

Options Forfeited

During the 2016 financial year 1,500,000 options previously granted as equity compensation benefits to Executives were forfeited. These options were forfeited due to resignation.

	Number	Fair value	Final
Name of Executive	forfeited	per option	vesting date
Luisa Ashdown (6)	(500,000)	$0.1010	March 31, 2016
	(1,000,000)	$0.1053	July 31, 2016
Totals	(1,500,000)

(6)         Granted in April & September 2011 respectively

The options that were forfeited during the year were issued under the Employee Share plan and vested in three equal tranches after 12 months, 24 months and 36 months from the date of grant, respectively.  Fair values of these options at grant date were independently determined using a Black-Scholes option pricing model that takes into account the exercise price, the term of the option, the share price at grant date and expected price volatility of the underlying share, the expected divided yield and the risk-free interest rate for the term of the option.

Options exercised, granted and forfeited as part of remuneration during the year ended June 30, 2015

During the 2015 financial year 2,500,000 options were granted as equity compensation benefits to Executives, all of which were subsequently forfeited due to resignation.

Option holdings of Key Management Personnel

June 30, 2016

						Vesting as of year end		Financial year in which	Fair Value yet
Name of option	Opening	Number of options			Closing		Not	options	to vest
holder	balance	Granted	Exercised	Lapsed	balance	Exercisable	exercisable	vest	$
Executive
Eutillio Buccilli	—	14,236,111	—	—	14,236,111	—	14,236,111	*	205,377
Luisa Ashdown	1,000,000	—	—	(1,000,000)	—	—	—	—	—
Luisa Ashdown	500,000	—	—	(500,000)	—	—	—	—	—
Diana Newport	—	2,500,000	—	—	2,500,000	—	2,500,000	*	24,719
Richard Allman	—	5,000,000	—	—	5,000,000	—	5,000,000	*	49,438
Kevin Fischer	—	5,000,000	—	—	5,000,000	—	5,000,000	*	72,133
Chris Saunders	—	5,000,000	—	—	5,000,000	—	5,000,000	*	72,133

Totals	1,500,000	31,736,111	—	(1,500,000)	31,736,111	—	31,736,111		423,800

* Options vest and are exercisable at any time after the date on which they meet the vesting conditions as described above

Option holdings of Key Management Personnel June 30, 2015

						Vesting as of year end		Financial year in which	Fair Value yet
	Opening	Number of options			Closing		Not	options	to vest
Name of option holder	balance	Granted	Exercised	Lapsed	balance	Exercisable	exercisable	vest	$
Executive
Mark J. Ostrowski **	2,400,000	—	—	(2,400,000)	—	—	—	—	—
Mark J. Ostrowski	—	2,500,000	—	(2,500,000)	—	—	—	—	—
Luisa Ashdown	1,000,000	—	—	—	1,000,000	1,000,000	—	2015	—
Luisa Ashdown	500,000	—	—	—	500,000	500,000	—	2014	—

Totals	3,900,000	2,500,000	—	(4,900,000)	1,500,000	1,500,000	—		—

** Mr. Ostrowski held the role of KMP until his resignation in January 15

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

As of June 30, 2016, there were 5 executives and 5 employees who held options that had been granted under the Company’s respective option plans.  Options issued under the Plan carry no rights to dividends and no voting rights.

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

During the 2014 financial year, there were no shares issued as a result of the exercise of options. During the 2014 financial year, a total of 3,000,000 options that had been issued to employees were forfeited.  Option holders do not have any right, by virtue of their options, to participate in any share issue of the Company or any related body corporate

Year ended June 30, 2015:

During the year ended June 30, 2015, a total of 6,875,000 options over the Company’s ordinary shares were issued to certain employees of the Group.  Each option, which was issued at no charge, entitles the holder to acquire one ordinary share in the Company at exercise price of $0.04 each up to, and including, May 31, 2019, unless exercised before that date.  The options vest in three equal tranches after 12 months, 24 months and 36 months from the date of grant, respectively.

Also during the 2015 financial year, no options were exercised and 10,775,000 options that had previously been issued to employees were forfeited.  Option holders do not have any right, by virtue of their options, to participate in any share issue of the Company or any related body corporate.

Year ended June 30, 2016:

During the year ended June 30, 2016, a total of 33,736,111 options over the Company’s ordinary shares were issued to certain employees of the Group as follows;

Key Management Personnel (KMP)- see above for more details;  During the year there were two issues of options to KMP — the first being 24,236,111 options that were issued at no charge, and entitle the holder to acquire one ordinary share in the Company at an exercise price of $0.02 each up to, and including, November 24, 2020. The second issue was of 7,500,000 options that were issued at no charge, and entitle the holder to acquire one ordinary share in the Company at an exercise price of $0.02 each up to, and including, March 31, 2021.  All options granted to KMP during 2016 are exercisable at any time after the date on which the Option meets its vesting conditions, namely the 3 month volume weighted average price (VWAP) of shares as traded on the ASX as follows (subject to any adjustments in the vesting conditions as contained in the option terms) - further details as described in the preceding section.

Other — employees of Phenogen Sciences Inc.: During the year there were two issues of options to other employees of the Group — the first being 1,500,000 options that were issued at no charge, and entitle the holder to acquire one ordinary share in the Company at an exercise price of $0.058 each up to, and including, September 14, 2020. The second issue was of 500,000 options that were issued at no charge, and entitle the holder to acquire one ordinary share in the Company at an exercise price of $0.039 each up to, and including, January 31, 2021.  All options granted to these employees during 2016 are exercisable in three equal tranches after 12 months, 24 months and 36 months from the date of grant, respectively.

During the 2016 financial year, no options were exercised and 4,125,000 options that had previously been issued to employees were forfeited.  Option holders do not have any right, by virtue of their options, to participate in any share issue of the Company or any related body corporate.

As of the date of this Annual Report, there was a total of 33,486,111 unlisted employee options outstanding.

Options granted under the Employee Option Plan carry no rights to dividends and no voting rights and generally have an expiry date of nearly five years from the date of grant.

During the years ended June 30, 2016, 2015 and 2014, the Company recorded a share-based payments expense in respect of the options granted of $ 50,239, $(26,536) and $119,531.

This share based payment expense is included within selling and marketing costs, general and administrative costs, licensing, patent and legal costs, and laboratory research and development costs in the statement of comprehensive income/ (loss).

The following is additional information relating to the options granted under the respective Plans as of June 30, 2016:

	Options outstanding			Options exercisable
Range of		Weighted	Remaining weighted
exercise prices	Number of options	average exercise price	average contractual life (years)	Number of options	Weighted average exercise price
$0.01 - $0.10	33,486,111	$0.022	4.47	83,333	$0.040
$0.11 - $0.20	—	$—	—	—	$—
	33,486,111	$0.022	4.47	83,333	$0.040

The following is additional information relating to the options granted under the respective Plans as of June 30, 2015:

	Options outstanding			Options exercisable
Range of		Weighted	Remaining weighted
exercise prices	Number of options	average exercise price	average contractual life (years)	Number of options	Weighted average exercise price
$0.01 - $0.10	1,125,000	$0.040	3.92	—	$—
$0.11 - $0.20	2,750,000	$0.182	1.21	2,666,667	$0.183
	3,875,000	$0.140	2.00	2,666,667	$0.183

The following is additional information relating to the options granted under the respective Plans as of June 30, 2014:

	Options outstanding			Options exercisable
Range of		Weighted	Remaining weighted
exercise prices	Number of options	average exercise price	average contractual life (years)	Number of options	Weighted average exercise price
$0.01 - $0.10	750,000	$0.100	3.52	250,000	$0.100
$0.11 - $0.20	7,025,000	$0.156	2.67	3,925,000	$0.172
	7,775,000	$0.151	2.75	4,175,000	$0.167

The fair value for the options issued to employees was estimated at the date of grant using either of the following valuation models;

Key Management Personnel (KMP) — Monte Carlo simulation analysis with the following range of assumptions for June 30:

	2016	2015	2014
Risk Free Interest Rate	1.93% to 2.22%	—	—
Expected Dividend Yield	—	—	—
Historic and Expected Volatility	80%	—	—
Option Exercise Prices	$0.020	—	—
Weighted Average Exercise Price	$0.020	—	—
Expected Lives	4.50 years	—	—

Other — employees of Phenogen Sciences Inc.: Black-Scholes option-pricing model with the following range of assumptions for June 30:

	2016	2015	2014
Risk Free Interest Rate	1.93% to 2.22%	2.81%	3.13%
Expected Dividend Yield	—	—	—
Historic and Expected Volatility	80%	80%	80%
Option Exercise Prices	$0.039 to $0.058	$0.040	$0.105
Weighted Average Exercise Price	$0.053	$0.040	$0.105
Expected Lives	4.40 years	3.83 years	3.82 years

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

The Board meets to discuss business regularly throughout the year, with additional meetings being held when circumstances warrant.  Included in the table below are details of the meetings of the Board and the sub-committees of the Board that were held during the 2016 financial year.

	Directors’ meetings		Audit Committee meetings		Remuneration Committee meetings
	Attended	Eligible	Attended	Eligible	Attended	Eligible
Dr Malcolm Brandon	12	13	—	—	—	—
Mr. Eutillio Buccilli	12	13	—	—	2	2
Mr. Grahame Leonard A.M.	12	13	4	4	—	—
Dr Paul Kasian	13	13	4	4	2	2
Dr Lindsay Wakefield	12	13	4	4	2	2

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

Compensation of Officers:  We follow home country practice rather than NASDAQ’s requirement in Marketplace Rule 4350(c)(3) that chief executive compensation be determined or recommended to the Board by the majority of independent directors or a compensation committee of independent directors.  Similarly, compensation of other officers is not determined or recommended to the Board by a majority of the independent directors or a compensation committee comprised solely of independent directors.  These decisions are made by our remuneration committee which is comprised of a majority of independent directors.

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

Quorum:  We follow home country practice rather than NASDAQ’s requirement in Marketplace Rule 4350(f) that each issuer provide for a quorum of at least 33 1/3 percent of the outstanding shares of the issuer’s ordinary stock (voting stock).  Pursuant to our Constitution we are currently required to have a quorum for a general meeting of three persons.  The practice followed by us is not prohibited by Australian law.

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

Item 6.D        Employees

As of the date of this Annual Report, the Group comprising the Company and its subsidiaries, employed 22 full-time equivalent employees.  The number of full-time equivalent employees as of the end of each respective financial year ended June 30 are as follows:

2016	25
2015	23
2014	64

Item 6.E        Share Ownership

The relevant interest of the directors in the share capital of the Company as notified by them to the Australian Securities Exchange in accordance with section 205G(1) of the Corporations Act 2001 as of the date of this Annual Report is as follows:

Director	Ordinary shares	Percentage of Capital held
Dr. Malcolm R. Brandon	—	N/A
Eutillio Buccilli	—	N/A
Dr. Paul Kasian	256,410	0.015%
Grahame Leonard A.M.	6,000,000	0.350%
Dr. Lindsay Wakefield	15,325,263	0.894%

Notes:             As of the date of this Annual Report, no options over Ordinary Shares are held by the Directors.

Item 7.            Major Shareholders and Related Party Transactions

Item 7.A        Major Shareholders

As at the date of this Annual Report, there were no shareholders who is the beneficial owner of 5% or more of our voting securities.

The number of Ordinary Shares on issue in Genetic Technologies as of the date of this Annual Report was 1,715,282,724.  The number of holders of Ordinary Shares in Genetic Technologies as of the date of this Annual Report was approximately 3,013.

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

Item 7.B        Related Party Transactions

During the year ended June 30, 2016, the only transactions between entities within the Group and other related parties occurred, are as listed below.  Except where noted, all amounts were charged on similar to market terms and at commercial rates.

Phenogen Sciences Inc.

During the year ended June 30, 2016, Phenogen Sciences Inc, a subsidiary, purchased testing services from Genetic Technologies Corporation Pty. Ltd., another subsidiary at a cost of $91,676 (2015: $153,581). This transaction is eliminated on consolidation of the Company’s accounts

Debt convertible notes

As described in Note 20 of the Financial Report, during the previous year the Company finalised the raising of $2,150,000 via the issue of unlisted secured (debt) notes to existing and new Australian institutional and wholesale investors. The debt notes carried a 10.0% coupon rate, and as approved at the Annual General Meeting, held on November 25, 2014, became convertible notes which could convert into ordinary shares (at a 10.0% discount to the 5 day VWAP). These convertible notes also carry free attached options to purchase further shares in the Company.

$125,000 of these convertible notes were issued to a holder associated with Dr Lindsay Wakefield, a Company director at the time of issue, on the same terms and conditions as other note holders.  All of these convertible notes were converted during the year.  The 8,333,333 share options attached to these convertible notes remain unexercised at the end of the year.

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

Item 8.B      Significant Changes to Financial Information

Our consolidated financial statements are set out on pages F1 to F41 of this Annual Report (refer to Item 18).

Significant other changes

Executive Moves and Appointments

Mr. Kevin Fischer was appointed Chief Financial Officer and joint Company Secretary, effective November 2, 2015. Mr. Fischer has subsequently been appointed as sole Company Secretary effective January 13, 2016.

Mr. Chris Saunders was appointed Senior VP Sales and Marketing, Phenogen Sciences Inc. on November 2, 2015, replacing Mr. Mark Ostrowski.

On June 22, 2016, Dr Susan Gross was appointed Senior Medical Director, Phenogen Sciences Inc.

Options

On November 25, 2015, the Company granted the following options over ordinary shares in the Company;

•                  As approved by shareholders at the Company’s Annual General Meeting held on November 25, 2015, 14,236,111 options to the CEO, Mr. Eutillio Buccilli. The options, which were granted at nil consideration, entitle Mr. Buccilli to acquire one ordinary share, at a strike price of $0.02 at any time up to, and including November 24, 2020, subject to certain vesting conditions.

•                  10,000,000 options to Key Management Personnel.  The options, which were granted at nil consideration, entitle the holders to acquire one ordinary share, at a strike price of $0.02 at any time up to, and including November 24, 2020, subject to certain vesting conditions.

•                  1,500,000 options to US based employees. The options, which were granted at nil consideration, entitle the holders to acquire one ordinary share, at a strike price of $0.058 at any time up to, and including September 24, 2020, subject to certain vesting conditions.

On March 31, 2016, the Company granted the following options over ordinary shares of the Company;

•                  7,500,000 options to Key Management Personnel.  The options, which were granted at nil consideration, entitle the holders to acquire one ordinary share, at a strike price of $0.02 at any time up to, and including March 31, 2021, subject to certain vesting conditions.

•                  500,000 options to a US based employee. The options, which were granted at nil consideration, entitle the holder to acquire one ordinary share, at a strike price of $0.039 at any time up to, and including January 31, 2021, subject to certain vesting conditions.

Changes to the Board of Directors

There were no changes to the Board of Directors during the year ended June 30, 2016.

Significant events after balance date

There have been no significant events which have occurred after balance date.

Item 9.            The Offer and Listing

Item 9.A        Offer and Listing Details

The Company’s Ordinary Shares were listed on the Australian Securities Exchange (the “ASX”) in July 1987.  Set out below is the highest and lowest market quotations for the Ordinary Shares reported on the Daily Official List of the ASX since July 1, 2011.

Financial Year	Period Covered	High	Low
		(in $0.00)
Yearly data 2012	Year ended June 30, 2012	0.350	0.080
2013	Year ended June 30, 2013	0.150	0.060
2014	Year ended June 30, 2014	0.105	0.035
2015	Year ended June 30, 2015	0.087	0.012
2016	Year ended June 30, 2016	0.039	0.016

Quarterly data 2015	Quarter ended September 30, 2014	0.044	0.022
	Quarter ended December 31, 2014	0.026	0.013
	Quarter ended March 31, 2015	0.087	0.012
	Quarter ended June 30, 2015	0.045	0.028

2016	Quarter ended September 30, 2015	0.035	0.019
	Quarter ended December 31, 2015	0.039	0.016
	Quarter ended March 31, 2016	0.027	0.018
	Quarter ended June 30, 2016	0.024	0.017

Monthly data 2016	Month ended May 31, 2016	0.022	0.019
	Month ended June 30, 2016	0.021	0.017
	Month ended July 31, 2016	0.020	0.017
	Month ended August 31, 2016	0.019	0.014
	Month ended September 30, 2016	0.017	0.015
	Period ended October 20, 2016	0.016	0.013

As of the date of this Annual Report, we had 1,715,282,724 Ordinary Shares on issue, without par value.  See Item 10B “Our Constitution” for a detailed description of the rights attaching to our shares and Item 12D “American Depositary Receipts” for a description of the rights attaching to the American Depositary Shares.

The Company’s securities are also listed on NASDAQ Capital Market (under the ticker GENE) in the form of American Depositary Shares.  During January 2015, the Company undertook a reverse stock split (consolidation) which had the effect of resetting the ratio of 1 ADS representing 30 Ordinary shares to 1 ADS representing 150 Ordinary shares. Since listing on the NASDAQ Global Market on September 2, 2005, the ADSs have traded in a range from a low of USD 0.31 to a high of USD 13.85.  The most recent sale of the Company’s ADSs, as recorded on October 20, 2016, occurred at a price of USD 1.53.

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

Starting in January 14, 2002, the ADSs traded in the USA over-the-counter market under the symbol “GNTLY” and dealers’ prices for the ADSs were been quoted in the “pink sheets” published by the National Quotations Bureau, Inc.  Commencing on

September 2, 2005, our ADSs were listed on the NASDAQ Global Market and, subsequently, the NASDAQ Capital Market, under the ticker “GENE”.

The Company has registered one class of American Depositary Shares (ADSs) on Form F-6 pursuant to the U.S. Securities Act of 1933, as amended.  One ADS represents 150 Ordinary Shares without par value.  As of June 30, 2016 there was a total of 8,584,180 ADSs outstanding, representing approximately 75.27% of the Company’s total issued capital as of that date.

The table below sets forth the high and low sales prices in United States dollars for the ADSs during the periods indicated:

Financial Year	Period Covered	High	Low
		(in USD)
Yearly data 2012	Year ended June 30, 2012	11.06	2.29
2013	Year ended June 30, 2013	4.79	2.00
2014	Year ended June 30, 2014	1.24	1.00
2015	Year ended June 30, 2015	11.00	0.31
2016	Year ended June 30, 2016	4.27	1.62

Quarterly data 2015	Quarter ended September 30, 2014	1.31	0.50
	Quarter ended December 31, 2014	0.61	0.31
	Quarter ended March 31, 2015	11.00	0.35
	Quarter ended June 30, 2015	6.00	3.00

2016	Quarter ended September 30, 2015	3.77	1.72
	Quarter ended December 31, 2015	4.27	1.76
	Quarter ended March 31, 2016	2.62	1.62
	Quarter ended June 30, 2016	2.76	1.99

Monthly data 2016	Month ended May 31, 2016	2.49	2.09
	Month ended June 30, 2016	2.45	1.99
	Month ended July 31, 2016	2.27	2.06
	Month ended August 31, 2016	2.14	1.89
	Month ended September 30, 2016	1.99	1.70
	Period ended October 20, 2016	1.78	1.49

Item 9.B        Plan of Distribution

Not applicable.

Item 9.C        Markets

Effective September 2, 2005, our ADSs were listed on the NASDAQ Global Market under the ticker “GENE”.  Effective July 1, 2010, the ADSs were transferred to the NASDAQ Capital Market.  The ticker remained unchanged.  Our Ordinary Shares are listed and trade on the Australian Securities Exchange under the code “GTG”.

Item 9.D        Selling Shareholders

Not applicable.

Item 9.E      Dilution

Not applicable.

Item 9.F        Expenses of the Issue

Not applicable.

Item 10.                                  Additional Information

Item 10.A                 Share Capital

As of June 30, 2016, we had a total of 1,715,282,724 Ordinary Shares on issue.  None of these shares were subject to any form of escrow as of that date and, as such, all of the shares were listed on the Australian Securities Exchange and were freely tradable.

Based on our review of shareholder records (based solely on the addresses), as of June 30, 2016 there were 35 U.S. resident shareholders of our Ordinary Shares holding 11,688,595 shares representing 1.14% of the total issued and outstanding Ordinary Shares.  Our Ordinary Shares do not have a par value.  These figures do not include any Ordinary Shares which may be held by U.S. residents in the form of American Depositary Receipts (ADRs).

During the last five years, the number of Ordinary Shares on issue has increased as follows:

Date	Nature of issue	Number of Ordinary Shares issued / outstanding	Movement in share capital / balance $
As of June 30, 2011		404,605,152	72,378,105
July 27, 2011	Placement of Ordinary Shares as part of capital raising	60,000,000	10,894,537
January 25, 2012	Exercise of 166,667 options @ $0.045 each	166,667	7,500
As of June 30, 2012		464,771,819	83,280,142
October 19, 2012	Exercise of 10,200,000 options @ $0.045 each	10,200,000	459,000
January 24, 2013	Exercise of 500,000 options @ $0.045 each	500,000	22,500
April 10, 2013	Other transaction costs	—	(25,797)
As of June 30, 2013		475,471,819	83,735,845
August 9, 2013	Issue of shares as part of private placements @ $0.072	14,555,576	1,048,001
August 14, 2013	Issue of shares as part of private placements @ $0.072	15,999,980	1,151,999
August 30, 2013	Issue of shares as part of private placements @ $0.072	11,111,111	800,000
October 8, 2013	Issue of shares as part of private placements @ $0.072	19,277,837	1,388,000
October 9, 2013	Issue of shares as part of private placements @ $0.072	24,333,333	1,752,000
October 14, 2013	Issue of shares as part of private placements @ $0.072	5,000,000	360,000
November 18, 2013	Issue of shares as part of private placements @ $0.072	6,944,445	500,000
December 31, 2013	Issue of shares as part of the conversion of convertible notes	8,714,541	281,722
January 20, 2014	Issue of shares as part of the conversion of convertible notes	16,517,440	569,022
February 12, 2014	Issue of shares as part of the conversion of convertible notes	17,645,870	554,939
February 19, 2014	Issue of shares as part of the conversion of convertible notes	16,379,660	552,975
March 3, 2014	Issue of shares as part of the conversion of convertible notes	15,388,290	548,968
April 10, 2014	Issue of shares as part of the conversion of convertible notes	17,429,100	533,732
May 16, 2014	Shares cancelled as part of the swap deal	(75,937,500)	(3,569,702)
June 3, 2014	Issue of shares in respect of interest rate true up adjustment relating to March and April, under convertible notes	2,117,250	—
June 27, 2014	Issue of shares as part of the conversion of convertible notes	22,969,740	531,519
To November, 2013	Other transaction costs arising on share issue	—	(658,528)
As of June 30, 2014		613,918,492	90,080,492

July 9, 2014	Issue of shares as part of the conversion of convertible notes plus capitalised interest	23,227,950	721,403
August 12, 2014	Issue of shares for capitalised interest on convertible notes	5,142,450	—
August 20, 2014	Issue of shares as part of the conversion of convertible notes plus capitalised interest	25,817,550	580,783
October 2, 2014	Issue of shares as part of the conversion of convertible notes plus capitalised interest	31,637,640	621,139
October 20, 2014	Issue of shares for capitalised interest on convertible notes	4,787,190	—
October 31, 2014	Issue of shares as part of the conversion of convertible notes plus capitalised interest	46,503,360	306,619
November 28, 2014	Issue of shares as part of the conversion of convertible notes plus capitalised interest	27,655,230	234,192
December 5, 2014	Issue of shares as part of the conversion of convertible notes plus capitalised interest	34,100,456	78,546
December 19, 2014	Issue of shares as part of the conversion of convertible notes plus capitalised interest	8,059,599	102,685
December 29, 2014	Issue of shares as part of the conversion of convertible notes plus capitalised interest	8,677,729	102,849
December 30, 2014	Issue of shares as part of private placements @ $0.0135	19,074,112	257,500
January 9, 2015	Issue of shares as part of the conversion of convertible notes plus capitalised interest	8,258,496	113,474
January 22, 2015	Facility fee pursuant to a standby equity placement facility	35,876,392	—
January 30, 2015	Issue of shares as part of private placements @ $0.01407	41,933,191	621,450
January 30, 2015	Exercise of 26,666,667 options @ $0.015 each	26,666,667	400,000
February 2, 2015	Issue of shares as part of private placements @ $0.02447	34,066,809	877,561
February 2, 2015	Issue of shares as part of the conversion of convertible notes	78,181,336	889,000
February 2, 2015	Issue of shares for capitalised interest on convertible notes	2,939,998	33,431
February 9, 2015	Issue of shares as part of private placements @ $0.020	16,000,000	337,600
February 9, 2015	Exercise of 27,499,999 options @ $0.015 each	27,499,999	412,500
February 13, 2015	Issue of shares as part of the conversion of convertible notes	1,712,663	51,000
February 13, 2015	Issue of shares for capitalised interest on convertible notes	72,260	2,152
February 13, 2015	Exercise of 37,666,666 options @ $0.015 each	37,666,666	565,000
February 18, 2015	Issue of shares as part of private placements @ $0.0695	10,500,000	729,750
February 18, 2015	Exercise of 8,666,667 options @ $0.015 each	8,666,667	130,000
February 19, 2015	Issue of shares as part of the conversion of convertible notes	5,868,122	275,000
February 19, 2015	Issue of shares for capitalised interest on convertible notes	257,233	12,054
February 19, 2015	Exercise of 13,133,333 options @ $0.015 each	13,133,333	197,000
February 20, 2015	Issue of shares as part of the conversion of convertible notes	2,713,459	150,000
February 20, 2015	Issue of shares for capitalised interest on convertible notes	119,690	6,616
February 20, 2015	Exercise of 2,000,000 options @ $0.015 each	2,000,000	30,000
February 20, 2015	Exercise of 7,333,334 options @ $0.015 each	7,333,334	110,000
March 11,2015	Issue of shares as part of private placements @ $0.0382	392,670,150	15,000,000
March 11, 2015	Issue of shares as part of private placements @ $0.0334	107,329,800	3,584,815
To March 2015	Other transaction costs arising on share issue	—	(2,572,664)
To March 2015	Other transaction costs on placement of shares	4,123,608	(57,736)
As of June 30, 2015		1,714,191,631	115,247,128
July 23, 2015	Issue of shares as part of the conversion of convertible notes	1,006,441	25,000
July 23, 2015	Issue of shares for capitalised interest on convertible notes	84,652	2,102
July 27, 2015	Other transaction costs arising on share issue	—	(1,654)

As of June 30, 2016		1,715,282,724	115,272,576

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

During September 2014 the Company finalized the raising of $2,150,000 via the issue of unlisted secured (debt) notes to existing and new Australian institutional and wholesale investors. The debt notes carried a 10.0% coupon rate, and as approved at the Annual General Meeting, held on November 25, 2014, became convertible notes which could convert into ordinary shares (at a 10.0% discount to the 5 day VWAP). These convertible notes also carry free attached options to purchase further shares in the Company.

$2,125,000 of the convertible notes, together with the capitalized interest, had been converted into 150,961,041 ordinary shares in the Company at June 30, 2015.

On July 23, 2015 the balance of $25,000 convertible notes plus capitalized interest was converted into 1,091,093 ordinary shares in the Company.

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

In March 2015 an additional $ 18,354,815 capital was raised at a weighted average issue price of $ 0.0372 per share from professional and sophisticated investors in the United States through an offer of 499,999,950 fully paid ordinary shares, represented by 3,333,333 ADS’s (with each ADS representing 150 ordinary shares).

During January 2015 year the Company entered into a standby equity placement facility with Kentgrove, an investment fund managed by Kentgrove Capital Pty Ltd.

Key terms of the Standby Equity Placement Facility:

•                 Standby equity placement facility of up to A$24,000,000 with a maturity date January 21, 2017.

•                 Multiple placements permitted.

•                 For each placement, shares are issued at a 5% discount to a volume weighted average price (VWAP) over the period of the placement.

•                 A facility fee of 2.33% of the facility amount is payable, to be satisfied by the issue of shares. The facility fee, less 20%, will be rebated at termination or at maturity, pro rata for any amount of the facility that is unutilized.

•                 The commencement fee rebate may be paid by cash or shares.

As at June 30, 2016, the Company has issued 142,500,000 shares to Kentgrove under the standby facility for $ 2,566,361.

As of June 30, 2016 and 2015, the following outstanding unlisted options, together with their respective ASX codes and expiry dates, were convertible into Ordinary Shares.  The exercise prices are quoted in Australian dollars.

Option description	2016	Weighted ave. exercise price	2015	Weighted ave. exercise price
Unlisted employee options
GTGAM (expiring July 31, 2016)	—	—	1,000,000	$0.200
GTGAO (expiring August 29, 2017)	—	—	250,000	$0.140
GTGAW (expiring March 31, 2016)	—	—	1,250,000	$0.190
GTGAY (expiring July 11, 2018)	—	—	250,000	$0.110
GTGAA (expiring May 31, 2019)	250,000	$0.040	1,125,000	$0.040
GTGAD (expiring September 14, 2020)	1,000,000	$0.058	—	—
GTGAD (expiring November 24, 2020)	24,236,111	$0.020	—	—
GTGAD (expiring January 31, 2021)	500,000	$0.039	—	—
GTGAD (expiring March 31, 2021)	7,500,000	$0.020	—	—
	33,486,111	$0.022	3,875,000	$0.140

Unlisted options attached to convertible notes
GTGAC (expiring December 2, 2018)	20,366,667	$0.015	20,366,667	$0.015
Balance at the end of the financial year	53,852,778	$0.019	24,241,667	$0.035
Exercisable at the end of the financial year	20,450,000	$0.015	23,033,334	$0.034

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

Subject to certain exceptions for short-term and hedged positions, a dividend that a non-corporate holder receives on an ADR will be subject to a maximum federal income tax rate of 20% if the dividend is a “qualified dividend”.  A dividend on an ADR will be a qualified dividend if (i) either (a) the ADRs are readily tradable on an established market in the United States or (b) we are eligible for the benefits of a comprehensive income tax treaty with the United States that the Secretary of the Treasury determines is satisfactory for purposes of these rules and that includes an exchange of information program, and (ii) we were not, in the year prior to the year the dividend was paid, and are not, in the year the dividend is paid, a passive foreign investment company (“PFIC”).  The ADRs are listed on the NASDAQ Capital Market, which should qualify them as readily tradable on an established securities market in the United States.  In any event, the Treaty satisfies the requirements of clause (i) (b), and we are a resident of Australia entitled to the benefits of the Treaty.  However, based on our audited financial statements and relevant market and shareholder data, we believe we were a PFIC for U.S. federal income tax purposes for our taxable year ended June 30, 2015 and June 30, 2016, respectively, and expect to be classified as a PFIC in the current taxable year.  Given that the determination of PFIC status involves the application of complex tax rules, and that it is based on the nature of our income and assets from time to time, no assurances can be provided that we will or will not be considered a PFIC for any past or future taxable years.  In addition, as described in the section below entitled “Passive Foreign Investment Company Rules,” if we were a PFIC in a year while a U.S. holder held an ADR, and if the U.S. holder has not made a qualified electing fund election effective for the first year the U.S. holder held the ADR, the ordinary share underlying the ADR remains an interest in a PFIC for all future years or until such an election is made. The IRS takes the position that such rule will apply for purposes of determining whether an ADR is an interest in a PFIC in the year a dividend is paid or in the prior year, even if we do not satisfy the tests to be a PFIC in either of those years.  Even if dividends on the ADRs would otherwise be eligible for qualified dividend treatment, in order to qualify for the reduced qualified dividend tax rates, a non-corporate holder must hold the ordinary share on which a dividend is paid for more than 60 days during the 120-day period beginning 60 days before the ex-dividend date, disregarding for this purpose any period during which the non-corporate holder has an option to sell, is under a contractual obligation to sell or has made (and not closed) a short sale of substantially identical stock or securities, is the grantor of an option to buy substantially identical stock or securities or, pursuant to Treasury regulations, has diminished their risk of loss by holding one or more other positions with respect to substantially similar or related property.  In addition, to qualify for the reduced qualified dividend tax rates, the non-corporate holder must not be obligated to make related payments with respect to positions in substantially similar or related property.  Payments in lieu of dividends from short sales or other similar transactions will not qualify for the reduced qualified dividend tax rates.

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

Passive Foreign Investment Company Rules

A special set of U.S. federal income tax rules applies to a foreign corporation that is a PFIC for U.S. federal income tax purposes.  As noted above, based on our audited financial statements and relevant market and shareholder data, we believe that we were a PFIC for U.S. federal income tax purposes for our taxable year ended June 30, 2015 and June 30, 2016, respectively, and expect to be classified as a PFIC in our current taxable year.  In addition, given that the determination of PFIC status involves the application of complex tax rules, and that it is based on the nature of our income and assets from time to time, no assurances can be provided that we will or will not be considered a PFIC for any past or future taxable years.

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

Item 11.                          Quantitative and Qualitative Disclosures about Market Risk

Our market risk relates primarily to exposure to changes in foreign currency exchange rates and interest rates.  Refer Note 31 of the attached financial statements for further analysis surrounding market risk.

Interest Rate Risk. As of June 30, 2016 we had $11,179,687 in cash & cash equivalents of which $3,952,078 was subject to interest rate risk. Interest income earned on the cash balances is affected by changes in the levels of market interest rates. We invest excess cash in interest-bearing, investment-grade securities and time deposits in high-quality institutions.  We do not utilize derivative financial instruments, derivative commodity instruments, positions or transactions in any material matter.

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

Foreign Currency Exchange Rate Risk. We operate in Australia with active operations in the U.S.A., and are accordingly subject to certain foreign currency exposure.  This includes foreign-currency denominated receivables, payables, debt, and other balance sheet positions as well as future cash flows resulting from anticipated transactions including intra-group transactions.  Historically, currency translation gains and losses have been reflected as adjustments to stockholders’ equity, while transaction gains and losses have been reflected as components of income and loss.  Transaction gains and losses could be material depending upon changes in the exchange rates between the Australian dollar and the U.S. dollar.  A significant amount of our current revenue is denominated in U.S. dollars which provides us with a limited natural hedge against exchange rate movements.

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

Our Management has carried out an evaluation, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures as of June 30, 2016.  Based on that evaluation, including the material weakness noted below in Item 15.B, the Chief Executive Officer and the Chief Financial Officer concluded that the Company’s disclosure controls and procedures were ineffective as of June 30, 2016.

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

Our Management, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, have assessed the effectiveness of the Company’s internal control over financial reporting as of June 30, 2016.  In making this assessment, Management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO, in Internal Control-Integrated Framework (2013).  As a result of that assessment, Management identified the following material weakness as of June 30, 2016.

The Company did not maintain an adequate segregation of duties with respect to internal control over financial reporting.

•                  We have limited accounting personnel to enable effective review of complex financial reporting matters across all significant accounts and critical accounting estimates.

•                  The Admin & Payroll manager had payment processing rights in addition to edit rights in the supplier masterfile of the accounting system. In addition, there was a generic accounting system user account/ ID with full access authorization, and user accounts for several individuals that had left the organisation that had not been deactivated from the accounting system.

•                  Further, there was a lack of evidence of independent review and approval of some journal entries processed in the accounting system throughout the year.

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

Based upon its assessment, because of the material weakness described above our Management has concluded that, as of June 30, 2016, our internal control over financial reporting is not effective based upon the abovementioned criteria.

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

Item 15.D Changes in Internal Control over Financial Reporting

The continuity of key management personnel provided a platform that allowed the Company to actively implement changes in improving overall internal control over financial reporting during the year ended June 30, 2016.

Remediation efforts

Segregation of duties.  We are committed to remediating the material weakness over the segregation of duties by implementing changes to our internal control over financial reporting. We have taken certain steps in an effort to correct certain control deficiencies that were identified for the year ended June 30, 2015, including:

•                  Appointment of full time Chief Financial Officer (CFO) in June 2015, and subsequently replaced by another CFO in November 2015. Both the previous and current CFO have performed their responsibilities as the CFO separate to the CEO’s role throughout the current financial year,

•                  Changed online banking roles previously held by the Financial Controller to separate the payment processing rights from payment authorisation/signatory rights since July 2015, and

•                  Implemented review procedures through the introduction of month end, half year and full year accounting checklists since November 2015 whereby the CFO performs an independent review of reconciliations prepared by the financial accountant.

Additional controls were also implemented during the year ended June 30, 2016 to remediate certain control deficiencies identified, and subsequent to the year- end we have implemented further changes, including:

•                  Segregating the system access of the Payroll & Admin manager by removing payment processing rights in addition to edit rights in the supplier masterfile,

•                  De-activating user accounts of terminated employees and we are working on removing redundant accounting system users, and

•                  Independent review by the CFO of all manual journals posted by the financial accountant and payroll and admin manager

Although these changes are an important step towards improving the segregation of duties, additional time is still required to fully re-assess the design of the controls and implement additional internal controls procedures over financial reporting and test their operating effectiveness.

Other than as described in Remediation efforts section above, there have been no changes in internal control over financial reporting during the year ended June 30, 2016 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16.A                     Audit Committee Financial Expert

The chairman of the Audit Committee since November 29, 2013 has been Mr. Grahame Leonard A.M. and we believe that Mr. Leonard A.M. would meet the criteria of a financial expert.

Item 16.B                                         Code of Ethics

We have adopted a Code of Ethics (styled “Code of Conduct”) that applies to all of our Directors and employees, including our principal executive officer, principal financial officer and principal accounting officer or controller.  The Code can be downloaded at our website (www.gtglabs.com).  Additionally, any person, upon request, can ask for a hard copy or electronic file of the Code.  If we make any substantive amendment to the Code or grant any waivers, including any implicit waiver, from a provision of the Code, we will disclose the nature of such amendment or waiver on our website.  During the year ended June 30, 2016, no such amendment was made or waiver granted.

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

We are therefore also required to publish an Appendix 4G Key to Disclosures Corporate Governance Council Principles and Recommendations annually that describes our adherence to the revised Corporate Governance Principles and Recommendations.  This Appendix 4G with respect to the year ended June 30, 2016 was filed with the U.S. Securities and Exchange Commission on August 31, 2016.

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

•                  Diversity Policy;

•                  Shareholder Communications Policy; and

•                  Whistleblower Policy.

Item 16.C                 Principal Accountant Fees and Services

The following table sets forth the fees billed to us by our Independent Registered Public Accounting Firm, PricewaterhouseCoopers, during the financial years ended June 30, 2016 and 2015, respectively:

	Consolidated
	2016	2015
	$	$
Services rendered
PricewaterhouseCoopers in respect of:
Audit fees (1)	334,560	558,360

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

Item 18.                          Financial Statements

GENETIC TECHNOLOGIES LIMITED

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page

Genetic Technologies Limited - Report of Independent Registered Public Accounting Firm.	F1

Genetic Technologies Limited - Consolidated Statements of Comprehensive Income/ (Loss) for the years ended June 30, 2016, 2015 and 2014.	F2

Genetic Technologies Limited - Consolidated Balance Sheets as of June 30, 2016 and 2015.	F3

Genetic Technologies Limited - Consolidated Statements of Changes in Equity for the years ended June 30, 2016, 2015 and 2014.	F5

Genetic Technologies Limited - Consolidated Statements of Cash Flows for the years ended June 30, 2016, 2015 and 2014.	F4

Genetic Technologies Limited - Notes to Consolidated Financial Statements.	F6

Item 19.                          Exhibits

The following documents are filed as exhibits to this Annual Report on Form 20-F:

1.1	Constitution of the Registrant.++

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

4(A).1	Staff Share Plan 2001 dated November 30, 2001. +

4(B).1	Lease over premises in Fitzroy, Victoria, Australia with an effective date of September 1, 2015+++

4(B).2	Amendment to lease over premises in Charlotte, North Carolina, USA with an effective date of November 1, 2016

12.01	Section 302 Certification

12.02	Section 302 Certification

13.01	Section 1350 Certification

13.02	Section 1350 Certification

23.01	Consent of PricewaterhouseCoopers

+ Previously filed with the Company’s Registration Statement on Form 20-F (File No. 0-51504), filed with the Commission on August 19, 2005 and incorporated herein by reference.

++  Previously filed with the Company’s Registration Statement on Form 20-F (File No. 0-51504), filed with the Commission on December 21, 2010 and incorporated herein by reference.

+++ Previously filed with the Company’s Registration Statement on Form 20-F (File No. 0-51504), filed with the Commission on November 13, 2015 and incorporated herein by reference.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

GENETIC TECHNOLOGIES LIMITED

Dated: October 28, 2016	By:	/s/ Mr. Eutillio Buccilli
		Name:	Mr. Eutillio Buccilli
		Title:	Chief Executive Officer

2016 Financial Report

GENETIC TECHNOLOGIES LIMITED

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Genetic Technologies Limited

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of comprehensive income/(loss), consolidated statements of cash flows, and consolidated statements of changes in equity present fairly, in all material respects, the financial position of Genetic Technologies Limited (the “Company”) and its subsidiaries at June 30, 2016 and June 30, 2015, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2016 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

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

/s/ PricewaterhouseCoopers

PricewaterhouseCoopers

Melbourne, Australia

October 28, 2016

F 1

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/ (LOSS)

FOR 2016, 2015 and 2014

	Note	Year ended June 30, 2016	Year ended June 30, 2015	Year ended June 30, 2014
		$	$	$
Revenue from operations
Genetic testing services		824,586	2,011,918	4,564,280
Less: cost of sales	4	(743,060)	(891,243)	(1,837,729)
Gross profit from operations		81,526	1,120,675	2,726,551
Other revenue	5	300,548	1,027,151	863,832
Gain on deconsolidation of subsidiary		—	—	761,361
Selling and marketing expenses		(3,186,497)	(4,504,299)	(6,251,595)
General and administrative expenses		(3,429,357)	(4,222,988)	(3,173,109)
Licensing, patent and legal costs		(103,581)	(435,418)	(1,079,199)
Laboratory, research and development costs		(2,584,752)	(2,851,665)	(3,298,127)
Finance costs		(28,889)	(264,694)	(744,199)
Gain on disposal of business	7	—	1,396,798	—
Fair value loss on ImmunAid option fee		—	(795,533)	—
Share of net loss of associates accounted for using the equity method		—	—	(362,682)
Fair value gain/ (loss) on financial liabilities at fair value through profit or loss		—	349,246	(648,374)
Non-operating income and expenses	6	492,037	370,557	1,071,072
Profit/(loss) from operations before income tax		(8,458,965)	(8,810,170)	(10,134,469)
Income tax expense	9	—	—	—
Profit/(loss) for the year		(8,458,965)	(8,810,170)	(10,134,469)
Other comprehensive income/(loss)
Exchange gains/(losses) on translation of controlled foreign operations		1,307,219	414,005	(149,162)
Exchange gains/(losses) on translation of non-controlled foreign operations		—	—	86
Other comprehensive income/(loss) for the year, net of tax		1,307,219	414,005	(149,076)
Total comprehensive profit/(loss) for the year		(7,151,746)	(8,396,165)	(10,283,545)
Profit/(loss) for the year is attributable to:
Owners of Genetic Technologies Limited		(8,458,965)	(8,810,170)	(10,125,197)
Non-controlling interests		—	—	(9,272)
Total profit/(loss) for the year		(8,458,965)	(8,810,170)	(10,134,469)
Total comprehensive profit/(loss) for the year is attributable to:
Owners of Genetic Technologies Limited		(7,151,746)	(8,396,165)	(10,274,359)
Non-controlling interests		—	—	(9,186)
Total profit/(loss) for the year		(7,151,746)	(8,396,165)	(10,283,545)

Earnings/(loss) per share (cents per share)
Basic and diluted net profit/(loss) per ordinary share	10	(0.49)	(0.82)	(1.76)
Weighted-average shares outstanding	10	1,715,214,158	1,072,803,358	574,557,747

The above consolidated statements of comprehensive income/(loss) should be read in conjunction with the accompanying notes.

F 2

CONSOLIDATED BALANCE SHEETS

As at June 30, 2016

		Consolidated
		2016	2015
	Notes	$	$
ASSETS
Current assets
Cash and cash equivalents	11	11,179,687	18,341,357
Trade and other receivables	12	630,773	714,951
Prepayments and other assets	13	320,610	509,788
Total current assets		12,131,070	19,566,096

Non-current assets
Property, plant and equipment	14	550,139	417,595
Intangible assets and goodwill	15	608,477	736,041
Total non-current assets		1,158,616	1,153,636
Total assets		13,289,686	20,719,732

LIABILITIES
Current liabilities
Trade and other payables	16	837,983	1,180,256
Financial liabilities at fair value through profit or loss	19	—	25,000
Provisions	17	494,206	529,907
Total current liabilities		1,332,189	1,735,163

Non-current liabilities
Provisions	17	74,308	25,321
Total non-current liabilities		74,308	25,321
Total liabilities		1,406,497	1,760,484
Net assets		11,883,189	18,959,248

EQUITY
Contributed equity	20	115,272,576	115,247,128
Reserves	21	6,054,861	4,697,403
Accumulated losses	22	(109,444,248)	(100,985,283)
Total equity		11,883,189	18,959,248

The above consolidated balance sheets should be read in conjunction with the accompanying notes.

F 3

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the year ended June 30, 2016

		Consolidated
		2016	2015	2014
	Notes	$	$	$
Cash flows from / (used in) operating activities
Receipts from customers		1,482,970	2,855,599	4,007,591
Payments to suppliers and employees		(9,276,907)	(12,583,957)	(15,058,176)
Interest received		67,099	39,951	116,047
Interest and finance charges paid		—	(3,121)	(52,550)
Net cash flows from / (used in) operating activities	11	(7,726,838)	(9,691,528)	(10,987,088)

Cash flows (used in)/ from investing activities
Proceeds from the sale of plant and equipment		7,131	57,119	—
Purchases of plant and equipment		(303,462)	(192,592)	(47,917)
Proceeds from the sale of business		—	2,100,895	—
Proceeds from the sale of available-for-sale financial assets		—	—	577,497
Cash disposed on loss of control of subsidiary		—	—	(162,576)
Advances to associates		—	—	(20,470)
Payment for financial assets at fair value through profit or loss		—	—	(114,159)
Net cash flows (used in)/ from investing activities		(296,331)	1,965,422	232,375

Cash flows (used in)/ from financing activities
Proceeds from the issue of shares		—	23,289,927	7,000,000
Equity transaction costs		(1,654)	(2,572,664)	(658,498)
Proceeds from borrowings		—	2,150,000	5,581,462
Net cash flows (used in)/ from financing activities		(1,654)	22,867,263	11,922,964
Net (decrease)/ increase in cash and cash equivalents		(8,024,823)	15,141,157	1,168,251
Cash and cash equivalents at beginning of year		18,341,357	2,831,085	1,721,293
Net foreign exchange difference		863,153	369,115	(58,459)
Cash and cash equivalents at end of year	11	11,179,687	18,341,357	2,831,085

The above consolidated statements of cash flows should be read in conjunction with the accompanying notes.

F 4

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Attributable to Members of Genetic Technologies Limited
	Contributed equity	Reserves	Accumulated losses	Parent interests	Non-controlling interests	Total equity
Consolidated	$	$	$	$	$	$
Balance at June 30, 2013	83,735,845	3,951,771	(82,049,916)	5,637,700	120,587	5,758,287
Loss for the year	—	—	(10,125,197)	(10,125,197)	(9,272)	(10,134,469)
Other comprehensive loss	—	(149,162)	—	(149,162)	86	(149,076)
Total comprehensive loss	—	(149,162)	(10,125,197)	(10,274,359)	(9,186)	(10,283,545)
Transactions with owners in their capacity as owners
Contributions of equity (net of transaction costs)	6,341,472	—	—	6,341,472	—	6,341,472
Value of shares issued on conversion of convertible notes	3,572,877	—	—	3,572,877	—	3,572,877
Value of shares cancelled as part of the swap deal	(3,569,702)	—	—	(3,569,702)	—	(3,569,702)
Share-based payments	—	119,531	—	119,531	—	119,531
Removal of non-controlling interests on de-consolidation	—	—	—	—	(111,401)	(111,401)
	6,344,647	119,531	—	6,464,178	(111,401)	6,352,777
Balance at June 30, 2014	90,080,492	3,922,140	(92,175,113)	1,827,519	—	1,827,519
Loss for the year	—	—	(8,810,170)	(8,810,170)	—	(8,810,170)
Other comprehensive profit	—	414,005	—	414,005	—	414,005
Total comprehensive loss	—	414,005	(8,810,170)	(8,396,165)	—	(8,396,165)
Transactions with owners in their capacity as owners
Contributions of equity (net of transaction costs)	20,659,527	—	—	20,659,527	—	20,659,527
Value of shares issued on conversion of convertible notes	4,507,109	—	—	4,507,109	—	4,507,109
Share-based payments	—	303,522	—	303,522	—	303,522
Transaction costs on placement of shares	—	57,736	—	57,736	—	57,736
	25,166,636	361,258	—	25,527,894	—	25,527,894
Balance at June 30, 2015	115,247,128	4,697,403	(100,985,283)	18,959,248	—	18,959,248
Loss for the year	—	—	(8,458,965)	(8,458,965)	—	(8,458,965)
Other comprehensive profit	—	1,307,219	—	1,307,219	—	1,307,219
Total comprehensive loss	—	1,307,219	(8,458,965)	(7,151,746)	—	(7,151,746)
Transactions with owners in their capacity as owners
Value of shares issued on conversion of convertible notes	25,448	—	—	25,448	—	25,448
Share-based payments	—	50,239	—	50,239	—	50,239
	25,448	50,239	—	75,687	—	75,687
Balance at June 30, 2016	115,272,576	6,054,861	(109,444,248)	11,883,189	—	11,883,189

For the year ended June 30, 2016

The above consolidated statements of changes in equity should be read in conjunction with the accompanying notes.

F 5

NOTES TO THE FINANCIAL STATEMENTS

For the year ended June 30, 2016

1.                  CORPORATE INFORMATION

The Financial Report of Genetic Technologies Limited (the “Company”) for the year ended June 30, 2016 was authorised for issue in accordance with a resolution of the Directors dated October 28, 2016.  Genetic Technologies Limited is incorporated in Australia and is a company limited by shares.  The Directors have the power to amend and reissue the financial statements.

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

Going concern

For the year ending June 30, 2016, the Group incurred a total comprehensive loss of $7,151,746 (2015: $8,396,165) and net cash outflow from operations of $7,726,838 (2015: $9,691,528). As at June 30, 2016 the Company held total cash and cash equivalents of $11,179,687.

During the 2017 financial year, the Directors expect increased cash outflows from operations as the Company continues to invest resources in expanding the research & development and sales & marketing activities in support of BREVAGenplus® in the U.S. As a result of these expected cash outflows, the Directors intend to raise new equity funding within the next twelve months in order to ensure the Company continues to hold adequate levels of available cash resources to meet creditors and other commitments.

The continuing viability of the Company and its ability to continue as a going concern and meet its debts and commitments as they fall due is dependent on the satisfactory completion of the planned equity raising.

Due to the uncertainty surrounding the timing, quantum or the ability to raise additional funds via the issuance of new equity, there is a material uncertainty that may cast significant doubt on the Company’s ability to continue as a going concern and therefore, that it may be unable to realise its assets and discharge its liabilities in the normal course of business.  However, the Directors believe that the Company will be successful in the above matters and accordingly, have prepared the financial report on a going concern basis. As such no adjustments have been made to the financial statements relating to the recoverability and classification of the asset carrying amounts or classification of liabilities that might be necessary should the Company not be able to continue as a going concern.

F 6

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(a)              Basis of preparation (cont.)

Going Concern (cont.)

As a U.S. SEC registrant, the Company is required to have its financial statements audited in accordance with Public Company Oversight Board (“PCAOB”) standards.  References in these IFRS financial statements to matters that may cast significant doubt about the Company’s ability to continue as a going concern also raise substantial doubt as contemplated by the PCAOB standards.

(b)             New accounting standards and interpretations

(i)                                     Standards and Interpretations affecting amounts reported in the current period (and/or prior period)

The group has not applied any new standards or amendments for the first time for their annual reporting period commencing July 1,  2015.

(ii)                                  Standards and Interpretations in issue but not yet adopted

In respect of the year ended June 30, 2016, the Group has assessed all new Australian accounting standards, and the IFRS equivalent, mandatory for adoption during the current year, noting no new standards which would have a material effect on the disclosure in these financial statements.  There has been no effect on the profit and loss or the financial position of the Group.  Certain new accounting standards and interpretations have been published that are not mandatory for June 30, 2016 reporting periods.

The Group’s and the parent entity’s assessment of the impact of these new standards and interpretations is set out below.

Title of Standard	Summary and impact on Group’s financial statements	Application date of the standard	Application date for Group for financial year ending
IFRS 9 Financial Instruments

IFRS 9 Financial Instruments replaces IFRS 139 and addresses and classification, measurement and derecognition of financial assets and liabilities. It also addresses the new hedge accounting requirements, including changes to hedge effectiveness, treatment of hedging costs and risk components that can be hedged.

IFRS 9 introduces a new expected loss impairment model that will require entities to account for expected credit losses at the time of recognising the asset. The Group does not expect the adoption of the new standard to have a material impact on its classification and measurement of the financial assets and liabilities or its results on adoption of the new impairment model.

The new standard will result in extended disclosures in the financial statements. The Group has decided not to early adopt AASB 9.

		January 1, 2018	June 30, 2019
IFRS 15 Revenue from Contracts with Customers

IFRS 15 provides a single, principles based five-step model to be applied to all contracts with customers. The five steps in the model are as follows:

1. identify contracts with customers

2. identify the separate performance obligations

3. determine the transaction price of the contract

4. allocate the transaction price to each of the separate performance obligations, and

5. recognise the revenue as each performance obligation is satisfied.

Guidance is provided on topics such as the point in which revenue is recognised, accounting for variable consideration, costs of

		January 1, 2018	June 30, 2019

F 7

fulfilling and obtaining a contract and various related matters. The Group is assessing the impact of the new standard on its revenue recognition policy.
IFRS 16 Leases

IFRS 16 will primarily affect the accounting by lessees and will result in the recognition of almost all leases on the balance sheet. The standard removes the current distinction between operating & financing leases and requires recognition of an asset (the right to use the leased item) and financial liability to pay rentals for almost all of the lease contracts. The accounting by lessors, however, will not significantly change

The new standard will result in extended disclosures in the financial statements. The Group has decided not to early adopt IFRS 16

		January 1, 2019	June 30, 2020

There are no other standards that are not yet effective and that are expected to have a material impact on the entity in the current or future reporting periods and on foreseeable future transactions.

(c)              Principles of consolidation

Subsidiaries

The consolidated financial statements incorporate the assets and liabilities of all subsidiaries of Genetic Technologies Limited (the “Company” or “Parent Entity”) as at June 30, 2016 and the results of all subsidiaries for the year then ended.  Genetic Technologies Limited and its subsidiaries together are referred to in this Financial Report as the “Group” or the “Consolidated Entity”.

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

Intercompany transactions, balances and unrealised gains / losses on transactions between Group companies are eliminated.  Unrealised losses are also eliminated unless the transaction provides evidence of the impairment of the asset transferred.  Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the Group’s policies.  Non-controlling interests in the results and equity of subsidiaries are shown separately in the consolidated statement of comprehensive income, consolidated balance sheet and consolidated statements of changes in equity, respectively.

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

Changes in ownership interests

The Group treats transactions with non-controlling interests that do not result in a loss of control as transactions with equity owners of the Group.  A change in ownership interest results in an adjustment between the carrying amounts of the controlling and

F 8

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(c)                        Principles of consolidation (cont.)

non-ontrolling interests to reflect their relative interests in the subsidiary.  Any difference between the amount of the adjustment to non-controlling interests and any consideration paid or received is recognised in a separate reserve within equity attributable to owners of Genetic Technologies Limited.

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

F 9

2.                  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

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

(i)                Share-based payment transactions

The fair value of options granted under an Employee Option Plan is recognised as an employee benefit expense with a corresponding increase in equity.  The fair value is measured at grant date and recognized over the vesting period over which all of the specified vesting conditions are to be satisfied. The fair value at grant date is determined by management with the assistance of an independent valuer, using a Black-Scholes option pricing model or a Monte Carlo simulation analysis.   The total amount to be expensed is determined by reference to the fair value of the options granted;

•                  including any market performance conditions (e.g. the entities share price)

•                  excluding the impact of any service and non-market performance vesting conditions (e.g. remaining an employee over a specified time period)

The cumulative employee benefits expense recognised at each reporting date until vesting date reflects (i) the extent to which the vesting period has expired; and (ii) the number of awards that, in the opinion of the Directors of the Group, will ultimately vest.  This opinion is formed based on the best information available at balance date.

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

F 10

2.                  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(j)     Income tax (cont.)

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

F 11

2.                  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

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

(r)              Property, plant and equipment

Plant and equipment is stated at cost less accumulated depreciation and any impairment in value.  Depreciation is calculated on a straight-line basis over the estimated useful life of the respective asset as follows:

Laboratory equipment — 3 to 5 years

Computer equipment — 3 years

Office equipment — 3 to 5 years

Leasehold improvements — lease term, being between 1 and 3 years

Costs relating to day-to-day servicing of any item of property, plant and equipment are recognised in profit or loss as incurred.  The cost of replacing larger parts of some items of property, plant and equipment are capitalised when incurred and depreciated over the period until their next scheduled replacement, with the replacement parts being subsequently written off.

(s)               Intangible assets

Patents

Patents held by the Group are used in the licensing, testing and research areas and are carried at cost and amortised on a straight-line basis over their useful lives, being 10 years.  External costs incurred in filing and protecting patent applications, for which no future benefit is reasonably assured, are expensed as incurred.

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

(t)                Impairment of assets

The Group assesses at each reporting date whether there is an indication that an asset may be impaired.  If any such indication exists, the Group makes an estimate of the asset’s recoverable amount.  An asset’s recoverable amount is the higher of its fair value less costs of disposal or its value in use and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets and the asset’s value-in-use cannot be

F 12

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(t)    Impairment of assets (cont.)

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

(u)             Leases and hire purchase agreements

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

(v)             Employee benefits

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

F 13

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(v)             Employee benefits (cont.)

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

(w)           Provisions

Provisions for legal claims, service claims and make good obligations are recognised when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.  Where the Group expects some or all of a provision to be reimbursed, the reimbursement is recognised as a separate asset but only when the reimbursement is virtually certain.  The expense relating to any provision is presented in the statement of comprehensive income net of any reimbursement.

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

(y)             Contributed equity

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

(z)              Financial assets and liabilities

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

(aa) Business combinations

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

F 14

2.                  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(aa) Business combinations (cont.)

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

Impairment of intangible assets

The Group determines whether intangible assets are impaired on at least an annual basis, in accordance with the accounting policies stated in Note 2(s).  This process requires an estimation to be made of the recoverable amount of the cash-generating units to which the respective assets are allocated.

Share-based payments transactions

The Group measures the cost of equity-settled transactions with employees by reference to the value of the equity instruments at the date on which they are granted.  Management determined the fair value by engaging an independent valuer using a Black-Scholes and Monte Carlo simulation options pricing model.

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

F 15

4.              COST OF SALES

	Consolidated
	2016	2015	2014
	$	$	$

Inventories used	159,256	462,908	929,538
Direct labour costs	199,114	347,745	716,731
Depreciation expense	60,249	55,818	126,942
Inventories written off (1)	324,441	24,772	64,518
Total cost of sales	743,060	891,243	1,837,729

(1)         Inventories written off include $218,178 (2015 and 2014: $nil) of items that expired during the year.

5.              OTHER REVENUE

License fees received (2)	252,707	938,471	628,497
Royalties and annuities received	47,841	88,680	235,335
Total other revenue	300,548	1,027,151	863,832

(2)         License fees received includes $149,837 (2015: $781,108 and 2014: $291,628) of licensing income from Applera Corporation This agreement ended in December 2015.

6.              NON OPERATING INCOME AND EXPENDITURE

Net profit on disposal of plant and equipment	7,132	3,843	53,277
Net foreign exchange gains	—	—	167,584
Management fees received	—	—	38,267
Fair value gains on financial assets at fair value through profit or loss	—	—	295,533
Research and development tax incentive	359,803	111,188	358,395
Interest income	67,100	39,951	116,047
Net gain on sale of available for sale financial assets	—	—	41,969
Rental income	58,002	215,575	—
Total other income and expenses	492,037	370,557	1,071,072

7.              GAIN ON SALE OF BUSINESS

Proceeds from sale of business	2,100,895
Trade and other receivables	(190,990)
Prepayments and other assets	(220,785)
Net value of fixed assets	(176,065)
Goodwill	(315,388)
Deferred revenue	51,952
Current provisions	120,989
Long term provisions	26,190
Total gain on sale of business	1,396,798

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

F 16

8.              EXPENSES

	Consolidated
	2016	2015	2014
	$	$	$
Amortisation of intangible assets	127,564	127,564	127,566
Depreciation of fixed assets	262,510	104,639	83,937
Net foreign currency losses	427,574	200,243	—
Employee benefits expenses	3,774,770	5,470,007	6,247,731
Operating lease expenses	312,586	404,638	386,694
Research and development expenses	395,539	728,592	652,994

F 17

9.                  INCOME TAX

	Consolidated
	2016	2015	2014
	$	$	$
Reconciliation of income tax expense to prima facie tax payable
Loss before income tax expense	(8,458,965)	(8,810,170)	(10,134,469)
Tax at the Australian tax rate of 28.50% (2015 and 2014: 30%)	(2,410,805)	(2,643,051)	(3,040,341)
Tax effect amounts which are not deductible / (taxable) in calculating taxable income
Net impairment losses and other write-downs	—	98	(83,376)
Share-based payments expense	14,318	91,057	35,859
Share of net loss of associate accounted for using the equity method	—	—	108,805
Capital raising expenses	—	—	92,194
Disposal of associate accounted for using the equity method	—	—	1,100,195
Gain on disposal of subsidiary	—	—	(216,056)
Fair value gains on financial assets at fair value through profit or loss	—	—	(88,660)
Non-assessable forgiveness of debt	—	—	(111,203)
Fair value (gains)/ loss on financial liabilities at fair value through profit or loss	—	(104,774)	194,512
Research and development tax incentive	116,800	78,673	113,360
Disposal of Heritage business	—	41,091	—
Tax effect of inter-company transactions	—	5,370	(81,909)
Withholding tax expense	849	5,484	5,606
Other non-deductible items	1,450	2,032	2,869
	(2,277,388)	(2,524,020)	(1,968,145)

Difference in overseas tax rates	(225,070)	(138,687)	—
Under /(over) provision	10,583	(7,849)	(1,424,354)
Research and development tax credit	(102,544)	(33,356)	(107,518)
Tax losses not recognised	2,594,419	2,703,912	3,500,017
Income tax expense	—	—	—
Net deferred tax assets
Deferred tax assets not recognised
ImmunAid option fee	—	150,000	—
Property, plant & equipment	3,517	9,067	—
Capital raising costs	531,646	849,649	481,459
Applera settlement	—	44,945	279,285
Intangible assets	1,978,065	2,185,263	2,170,487
Provisions	209,643	226,568	239,065
Doubtful debts	—	—	32,677
Other	—	86,830	64,755
Total deferred tax assets	2,722,871	3,552,322	3,267,728
Deferred tax liabilities not recognised
Prepayments	—	355	—
ImmunAid Option	—	—	88,660
Total deferred tax liabilities	—	355	88,660
Net deferred tax assets on temporary differences not brought to account	(2,722,871)	(3,551,967)	(3,179,068)
Total net deferred tax assets	—	—	—

F 18

9.              INCOME TAX (cont.)

	Consolidated
	2016	2015	2014
	$	$	$
Tax losses
Unused tax losses for which no deferred tax asset has been recognised	74,107,688	63,780,030	52,645,184
Potential tax benefit @ 28.50% (2015: 30%)	21,120,691	19,134,010	15,793,555

Subject to the Group continuing to meet the relevant statutory tests, the tax losses are available for offset against future taxable income.

At June 30,  2016, the group had a potential tax benefit related to tax losses carried forward of $21,120,691. Such amount includes net losses of $ 6,970,091 related to subsidiaries in the United States (U.S.) which would expire after 20 years starting in 2030. The remaining tax losses carried forward of $ 14,150,600 are indefinite and are attributable to the Group’s operations in Australia. As such the total unused tax losses available to the Group, equal $21,120,691.

As at balance date, there are unrecognised tax losses with a benefit of approximately $21,120,691 (2015: $19,134,010 and 2014: $15,793,555) that have not been recognised as a deferred tax asset to the Group.  These unrecognised deferred tax assets will only be obtained if:

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

As at June 30, 2016, there are no unrecognised temporary differences associated with the Group’s investments in subsidiaries, as the Group has no liability for additional taxation should unremitted earnings be remitted (2015: $nil).

10.       LOSS PER SHARE

The following reflects the income and share data used in the calculations of basic and diluted loss per share:

Loss for the year attributable to the owners of Genetic Technologies Limited	(8,458,965)	(8,810,170)	(10,125,197)
Weighted average number of ordinary shares used in calculating loss per share	1,715,214,158	1,072,803,358	574,557,747

Note:        None of the 53,852,778 (2015: 24,241,667) options over the Company’s ordinary shares that were outstanding as at the reporting date are considered to be dilutive for the purposes of calculating diluted earnings per share.

F 19

11.       CASH AND CASH EQUIVALENTS

	Consolidated
	2016	2015	2014
	$	$	$
Reconciliation of cash and cash equivalents
Cash at bank and on hand	11,179,687	18,341,357	2,831,085
Total cash and cash equivalents	11,179,687	18,341,357	2,831,085

Reconciliation of loss for the year
Reconciliation of loss for the year after income tax to net cash flows used in operating activities is as follows:
Loss for the year after income tax	(8,458,965)	(8,810,170)	(10,134,469)
Adjust for non-cash items
Amortisation and depreciation expenses	390,074	232,203	338,445
Interest on convertible notes converted to shares	—	73,618	—
Share-based payments expense	50,239	303,522	119,531
Share of loss of associate	—	—	362,682
Non-cash licensing revenue	—	(245,500)
Fair value gain on deconsolidation of subsidiary	—	—	(225,833)
Non-cash rental income	(58,002)	—
Net (gain)/loss on sale of business	—	(1,396,798)	—
Net (gain)/ loss on sale of available for sale financial assets	—	—	(41,969)
Fair value gains on financial assets at fair value through profit or loss	—	(349,246)	(295,533)
Fair value losses on financial liabilities at fair value through profit or loss	—	—	447,769
Net (profit) / loss on disposal of plant and equipment	(7,132)	(3,843)	(53,277)
Net foreign exchange (gains) / losses	412,579	200,243	46,344
Adjust for changes in assets and liabilities
(Increase) / decrease in trade and other receivables	84,178	152,348	(782,923)
(Increase) / decrease in prepayments and other assets	189,178	(312,714)	189,622
Increase / (decrease) in financial assets at fair value through profit or loss	—	795,533	(795,533)
Increase / (decrease) in trade and other payables	(342,273)	(436,249)	(93,904)
Increase / (decrease) in provisions	13,286	105,525	(68,040)
Net cash flows from / (used in) operating activities	(7,726,838)	(9,691,528)	(10,987,088)

Financing facilities available
As at June 30, 2016, the following financing facilities had been negotiated and were available:
Total facilities
Credit cards	311,269	306,750	277,298
Facilities used as at reporting date
Credit cards	(32,051)	(25,708)	(26,577)
Facilities unused as at reporting date
Credit cards	279,218	281,042	(250,721)

F 20

12.       TRADE AND OTHER RECEIVABLES (CURRENT)

	Consolidated
	2016	2015
	$	$
Trade receivables	392,521	524,580
Less: provision for doubtful debts	—	—
Net trade receivables	392,521	524,580
Other receivables	238,252	190,371
Total net current trade and other receivables	630,773	714,951

Note: Trade and other receivables for the Group include amounts due in US dollars of USD 291,540 (2015: USD 373,137).

Refer Note 31 for details of aging, interest rate and credit risks applicable to trade and other receivables for which, due to their short-term nature, their carrying value approximates their fair value.

13.       PREPAYMENTS AND OTHER ASSETS (CURRENT)

Prepayments	149,459	188,701
Inventories at the lower of cost and net realisable value	166,942	317,497
Performance bond and deposits	4,209	3,590
Total current prepayments and other assets	320,610	509,788

F 21

14.       PROPERTY, PLANT AND EQUIPMENT

	Consolidated
	2016	2015
	$	$
Laboratory equipment, at cost	1,287,609	1,277,651
Less: accumulated depreciation	(1,056,124)	(914,050)
Net laboratory equipment	231,485	363,601
Computer equipment, at cost	547,176	502,695
Less: accumulated depreciation	(487,574)	(456,902)
Net computer equipment	59,602	45,793
Office equipment, at cost	167,564	167,564
Less: accumulated depreciation	(164,527)	(160,539)
Net office equipment	3,037	7,025
Equipment under hire purchase, at cost	594,626	594,626
Less: accumulated depreciation	(594,626)	(594,626)
Net equipment under hire purchase	—	—
Leasehold improvements, at cost	452,487	111,873
Less: accumulated depreciation	(196,472)	(110,697)
Net leasehold improvements	256,015	1,176
Total net property, plant and equipment	550,139	417,595
Reconciliation of property, plant and equipment
Opening gross carrying amount	2,654,408	5,799,559
Add: additions purchased during the year	395,054	304,135
Less: disposals made during the year	—	(31,789)
Less: disposals due to sale of business	—	(3,417,497)
Closing gross carrying amount	3,049,462	2,654,408
Opening accumulated depreciation and impairment losses	(2,236,813)	(5,405,395)
Add: disposals made during the year	—	31,789
Add: disposals due to sale of business	—	3,241,432
Less: depreciation expense charged	(262,510)	(104,639)
Closing accumulated depreciation and impairment losses	(2,499,323)	(2,236,813)
Total net property, plant and equipment	550,139	417,595

Reconciliation of movements in property, plant and equipment by asset category

	Opening			Closing
	net carrying	Additions	Depreciation	net carrying
	amount	during year	expense	amount
Asset category	$	$	$	$
Laboratory equipment	363,601	9,958	(142,074)	231,485
Computer equipment	45,793	44,481	(30,672)	59,602
Office equipment	7,025	—	(3,988)	3,037
Leasehold improvements	1,176	340,615	(85,776)	256,015
Totals	417,595	395,054	(262,510)	550,139

F 22

15.       INTANGIBLE ASSETS

	Consolidated
	2016	2015
	$	$
Patents
Patents, at cost	36,662,592	36,662,592
Less: accumulated amortisation	(32,938,414)	(32,914,177)
Less: impairment losses	(3,632,338)	(3,632,338)
Total net patents	91,840	116,077
Other intangible assets
Assets associated with BREVAGenTM breast cancer risk test, at cost	1,033,273	1,033,273
Less: accumulated amortisation	(516,636)	(413,309)
Total net other intangible assets	516,637	619,964
Total net intangible assets	608,477	736,041
Reconciliation of patents
Opening net carrying amount	116,077	140,314
Less: amortisation expense charged (refer below)	(24,237)	(24,237)
Total net patents	91,840	116,077
Reconciliation of other intangible assets
Opening net carrying amount	619,964	723,291
Less: amortisation expense charged (refer below)	(103,327)	(103,327)
Total net other intangible assets	516,637	619,964

Remaining useful lives

The assets associated with the BREVAGenTM breast cancer risk test have a remaining useful life of 5 years as at June 30, 2016.

Disclosure of expenses

The total amortisation expense charged during the year in respect of intangible assets of $127,564 is disclosed in the consolidated statement of comprehensive income under the headings of laboratory and research and development costs ($103,327) and licensing, patent and legal costs ($24,237).

F 23

16.            TRADE AND OTHER PAYABLES (CURRENT)

	Consolidated
	2016	2015
	$	$
Trade payables	392,322	517,079
Other payables	270,504	232,497
Accrued expenses	175,157	430,680

Total current trade and other payables	837,983	1,180,256

Note: Trade payables for the Group include amounts due in US dollars of USD 178,679 (2015: USD 232,733) and Swiss francs of CHF 2,702 (2015: CHF 2,082).

Refer Note 31 for details of contractual maturity and management of interest rate, foreign exchange and liquidity risks applicable to trade and other payables for which, due to their short-term nature, their carrying value approximates their fair value.

17.            PROVISIONS (CURRENT AND NON-CURRENT)

Current provisions
Annual leave	223,100	200,957
Long service leave	217,679	328,950
Make good *	53,427	—
Total current provisions	494,206	529,907
Non-current provisions
Long service leave	36,145	25,321
Make good *	38,163	—
Total non-current provisions	74,308	25,321
Total provisions	568,514	555,228

* Make good provision

Genetic Technologies Limited is required to restore the leased premises situated in Fitzroy, Melbourne to their original condition at the end of the lease terms. A provision has been recognised for the present value of the estimated expenditure required to remove any leasehold improvements. These costs have been capitalised as part of the cost of leasehold improvements and are amortised over the shorter of the term of the lease or the useful life of the assets. See Note 2 (w) for the Group’s other accounting policies relevant to provisions.

F 24

17.           PROVISIONS (CURRENT AND NON-CURRENT) (cont.)

	Consolidated
	2016	2015
	$	$
Reconciliation of annual leave provision
Balance at the beginning of the financial year	200,957	370,327
Add: obligation accrued during the year	260,434	380,804
Less: amount transferred on disposal of business	—	(66,623)
Less: utilised during the year	(238,291)	(483,551)
Balance at the end of the financial year	223,100	200,957
Reconciliation of long service leave provision
Balance at the beginning of the financial year	354,271	426,556
(Less)/ Add: obligation accrued during the year	(16,904)	42,949
Less: amount transferred due to sale of business	—	(80,558)
Less: utilised during the year	(83,543)	(34,676)
Balance at the end of the financial year	253,824	354,271

Note: The current provisions for annual leave and long service leave include a total amount of $298,846 (2015: $381,683) in respect of obligations which, based on historical evidence, the Company estimates will be settled more than 12 months from balance date.

18.           FINANCIAL LIABILITIES AT FAIR VALUE THROUGH THE PROFIT OR LOSS (CURRENT AND NON-CURRENT)

Debt convertible notes at fair value - current	—	25,000
Total financial liabilities at fair value through profit or loss	—	25,000

Debt convertible notes

During the year ended  June 30,  2015 the Company finalised the raising of $2,150,000 via the issue of unlisted secured (debt) notes to existing and new Australian institutional and wholesale investors. The debt notes carried a 10.0% coupon rate, and as approved at the Annual General Meeting, held on November 25, 2014, became convertible notes which could convert into ordinary shares (at a 10.0% discount to the 5 day VWAP). These convertible notes carried free attached options to purchase further shares in the Company.

During the current financial year $25,000 (2015: $ 2,125,000) convertible notes plus capitalised interest were converted into 1,091,093 (2015: 150,961,041) ordinary shares of the Company.

F 25

19.           FAIR VALUE MEASUREMENT OF FINANCIAL INSTRUMENTS

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

The following table presents the Group’s financial assets and financial liabilities measured and recognised at fair value as at June 30, 2016 and 2015.  No level 1 or level 2 financial assets or liabilities were held by the Group as at June 30, 2016 and 2015.

	ImmunAid option financial asset $		Convertible note (financial liabilities) $
Opening balance July 1, 2014	795,533		(2,502,384)
Additions	—		(2,150,000)
Conversions to equity	—		4,433,491
Exchange differences	—		(155,353)
Fair value gain/ (loss) recognized through profit and loss	(795,533)		349,246
Closing balance June 30, 2015	—	(1)	(25,000)
Conversions to equity	—		25,000
Closing balance June 30, 2016	—	(1)	—

(1)         Management has recognised a fair value of $Nil for the ImmunAid financial asset as at June 30, 2016 (2015: $nil). The complete write down to $Nil this asset was recorded as a fair value loss on financial assets at fair value through profit or loss in the Comprehensive Income Statement for the year ended June 30, 2015.

The Group’s policy is to recognise transfers into and transfers out of fair value hierarchy levels as at the end of the reporting period.

There were no transfers between levels 1 and 2 for recurring fair value measurements during the year, as the Company did not have any fair value assets or liabilities at June 30, 2016.

F 26

19.                               FAIR VALUE MEASUREMENT OF FINANCIAL INSTRUMENTS (cont.)

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

(iii) Valuation processes

Convertible note

The value of the Convertible Note outstanding as at June 30, 2015 was calculated with reference to its face value, which approximates its fair value.

20.                               CONTRIBUTED EQUITY

	Consolidated
	2016	2015
	$	$
Issued and paid-up capital
Fully paid ordinary shares	115,272,576	115,247,128
Total contributed equity	115,272,576	115,247,128

Movements in shares on issue

Year ended June 30, 2015	Shares	$
Balance at the beginning of the financial year	613,918,492	90,080,492
Add: shares issued as part of private placements	621,574,062	21,445,427
Add: shares issued as part of the conversion of convertible notes	315,732,411	4,507,109
Add: shares issued on exercise of options	122,966,666	1,844,500
Less: transaction costs arising on share issue	—	(2,572,664)
Add: shares issued in relation to a share-based payment (Note 25)	35,876,392	—
Add/ (less): transaction costs on placement of shares (Note 25)	4,123,608	(57,736)
Balance at the end of the financial year	1,714,191,631	115,247,128

Year ended June 30, 2016	Shares	$
Balance at the beginning of the financial year	1,714,191,631	115,247,128
Add: shares issued as part of the conversion of convertible notes	1,091,093	27,102
Less: transaction costs arising on share issue	—	(1,654)
Balance at the end of the financial year	1,715,282,724	115,272,576

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

F 27

20.           CONTRIBUTED EQUITY (cont.)

Capital management

When managing capital, Management’s objective is to ensure that the Group continues as a going concern as well as to provide returns for shareholders and benefits for other stakeholders.  Management also aims to maintain a capital structure to reduce the entity’s cost of capital.

21.           RESERVES

	Consolidated
	2016	2015
	$	$
Foreign currency translation	1,419,551	112,332
Share-based payments	4,635,310	4,585,071
Total reserves	6,054,861	4,697,403
Reconciliation of foreign currency translation reserve
Balance at the beginning of the financial year	112,332	(301,673)
Add: net currency translation gain / (loss)	1,307,219	414,005
Balance at the end of the financial year	1,419,551	112,332
Reconciliation of share-based payments reserve
Balance at the beginning of the financial year	4,585,071	4,223,813
Add: share-based payments expense	50,239	303,522
Add: transaction costs on placement of shares	—	57,736
Balance at the end of the financial year	4,635,310	4,585,071

Nature and purpose of reserves

Foreign currency translation reserve

This reserve is used to record exchange differences arising from the translation of the financial statements of foreign subsidiaries.

Share-based payments reserve

This reserve is used to record the value of share-based payments provided to employees and others providing similar services as part of their remuneration.

22.           ACCUMULATED LOSSES

Balance at the beginning of the financial year	(100,985,283)	(92,175,113)
Add: net loss attributable to owners of Genetic Technologies Limited	(8,458,965)	(8,810,170)
Balance at the end of the financial year	(109,444,248)	(100,985,283)

F 28

23.           OPTIONS

As at June 30, 2016, the following options over ordinary shares in the Company were outstanding.

	2016	Weighted ave. exercise price	2015	Weighted ave. exercise price
Unlisted employee options (refer below)	33,486,111	$0.022	3,875,000	$0.140
Unlisted options attached to convertible notes	20,366,667	$0.015	20,366,667	$0.015
	53,852,778	$0.019	24,241,667	$0.035

On November 30, 2001, the Directors of the Company established a Staff Share Plan.  On November 19, 2008, the shareholders of the Company approved the introduction of a new Employee Option Plan.  Under the terms of the respective Plans, the Directors of the Company may grant options over ordinary shares in Genetic Technologies Limited to executives, consultants and employees of the Group.  The options, which are granted at nil cost, are not transferable and are not quoted on the ASX.  As at June 30, 2016, there was 5 executive and 5 employees who held options that had been granted under the Plans.  Options granted under the Plans carry no rights to dividends and no voting rights.

The movements in the number of options granted under the Plans are as follows:

	2016	Weighted ave. exercise price	2015	Weighted ave. exercise price
Unlisted employee options
Balance at the beginning of the financial year	3,875,000	$0.140	7,775,000	$0.151
Add: options granted during the year	33,736,111	$0.022	6,875,000	$0.040
Less: options exercised during the year	—	—	—	—
Less: options forfeited during the year	(4,125,000)	$0.136	(10,775,000)	$0.084
Less: options expired during the year	—	—	—	—
Balance at the end of the financial year	33,486,111	$0.022	3,875,000	$0.140

There were no options exercised under the Employee Option Plan during the year ended June 30, 2016 (2015: Nil).

The numbers of options outstanding as at June 30, 2016 by ASX code, including the respective dates of expiry and exercise prices, are tabled below (refer Note 26 for further information).  The options tabled below are not listed on ASX.

Option description	2016	Weighted ave. exercise price	2015	Weighted ave. exercise price
Unlisted employee options
GTGAM (expiring July 31, 2016)	—	—	1,000,000	$0.200
GTGAO (expiring August 29, 2017)	—	—	250,000	$0.140
GTGAW (expiring March 31, 2016)	—	—	1,250,000	$0.190
GTGAY (expiring July 11, 2018)	—	—	250,000	$0.110
GTGAA (expiring May 3, 2019)	250,000	$0.040	1,125,000	$0.040
GTGAD (expiring September 14, 2020)	1,000,000	$0.058	—	—
GTGAD (expiring November 24, 2020)	24,236,111	$0.020	—	—
GTGAD (expiring January 31, 2021)	500,000	$0.039	—	—
GTGAD (expiring March 31, 2021)	7,500,000	$0.020	—	—
	33,486,111	$0.022	3,875,000	$0.140

Unlisted options attached to convertible notes
GTGAC (expiring December 2, 2018)	20,366,667	$0.015	20,366,667	$0.015
Balance at the end of the financial year	53,852,778	$0.019	24,241,667	$0.035
Exercisable at the end of the financial year	20,450,000	$0.015	23,033,334	$0.034

The weighted average remaining contractual life of options outstanding as at June 30, 2016 was 3.70 years (2015: 3.20 years).

F 29

24.           SEGMENT INFORMATION

Identification of reportable segments

The Group has identified a sole operating segment as reported that is consistent with the internal reporting provided to the chief operating decision maker and is aligned to the one major revenue stream.

The Groups operating segment is summarised as follows:

Business segments

		Revenues and income
		Sales	Other	Totals	Profit / (loss)
Segment		$	$	$	$
Operations	2016	824,586	792,585	1,617,171	(8,458,965)
	2015	2,011,918	2,794,506	4,806,424	(8,810,170)
	2014	4,564,280	2,696,265	7,260,545	(10,134,469)

				Amortisation	Purchases of
		Assets	Liabilities	/depreciation	equipment
Segment		$	$	$	$
Operations	2016	13,289,686	(1,406,497)	(390,074)	395,054
	2015	20,719,732	(1,760,484)	(232,203)	304,135
	2014	6,729,199	(4,901,680)	(338,445)	181,875

Geographic information

Australia — is the home country of the parent entity and the location of the Company’s genetic testing and licensing operations.

USA — is the home of Phenogen Sciences Inc. and GeneType Corporation.

Switzerland — is the home of GeneType AG.

Geographic information

		Revenues and income
		Sales	Other	Totals	Profit/(Loss)
		$	$	$	$
Australia	2016	220	792,585	792,805	(4,241,451)
	2015	910,740	2,794,358	3,705,098	(1,519,192)
	2014	2,867,665	2,273,473	5,141,138	(6,470,068)
USA	2016	824,366	—	824,366	(4,197,368)
	2015	1,101,178	148	1,101,326	(7,276,878)
	2014	1,696,615	422,157	2,118,772	(3,974,981)
Other	2016	—	—	—	(20,146)
	2015	—	—	—	(14,100)
	2014	—	635	635	310,580
Totals	2016	824,586	792,585	1,617,171	(8,458,965)
	2015	2,011,918	2,794,506	4,806,424	(8,810,170)
	2014	4,564,280	2,696,265	7,260,545	(10,134,469)

F 30

24.                               SEGMENT INFORMATION (cont.)

				Amortisation	Purchases of
		Assets	Liabilities	/depreciation	Equipment
		$	$	$	$
Australia	2016	12,553,539	(1,199,257)	(379,944)	382,893
	2015	3,139,778	(1,532,911)	(219,784)	304,135
	2014	5,939,694	9,336,251	(320,476)	162,934
USA	2016	733,168	(202,200)	(10,130)	12,161
	2015	17,576,978	(224,917)	(12,419)	—
	2014	784,829	(14,091,395)	(17,969)	18,941
Other	2016	2,979	(5,040)	—	—
	2015	2,976	(2,656)	—	—
	2014	4,676	(146,536)	—	—
Totals	2016	13,289,686	(1,406,497)	(390,074)	395,054
	2015	20,719,732	(1,760,484)	(232,203)	304,135
	2014	6,729,199	(4,901,680)	(338,445)	181,875

Additional segment disclosures

Other revenues and income includes interest received of $67,099 (2015: $39,951 and 2014: $116,047).

Expenses includes employee benefits expenses of $3,774,770 (2015: $5,470,007 and 2014: $6,247,731).

Assets - includes cash of $11,179,687 (2015: $18,341,357 and 2014: $2,831,085).

Liabilities includes trade and other payables of $812,457 (2015: $1,102,974 and 2014: $1,449,187) and provisions of $568,514 (2015: $555,228 and 2014: $796,883).

Included in the above figures are the following intersegment balances and transactions:

	Consolidated
	2016	2015	2014
	$	$	$
Loan payable (USA) and loan receivable (Australia)	512,816	16,948,601	346,315
Foreign exchange gain (USA) and foreign exchange loss (Australia)	1,750,759	3,823,791	422,157
Cost of sales (USA) and sales (Australia)	91,896	153,581	154,555

Segment products and locations

The principal geographic segment is Australia, with the Company’s headquarters being located in Melbourne in the State of Victoria however the key sales activities take place in the USA.

Major customers

During the years ended June 30, 2016 & June 30, 2015 there was no customer from whom the Group generated revenues representing more than 10% of the total consolidated revenue from operations.

F 31

25.                               SHARE BASED PAYMENTS

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

During the year the following options over ordinary shares were granted pursuant the Employee Option Plan at no cost;

i.                  2,000,000 options (2015: 6,875,000 options) to a number of employees of the Company’s US Subsidiary, Phenogen Sciences Inc. The options vest based on non-market performance conditions (requirement to remain employed by the Company) in three equal tranches after 12 months, 24 months, and 36 months from date of grant, respectively. The fair value of each option granted is estimated by an external valuer using a Black-Scholes option-pricing model, with assumptions as follows

	2016	2016
Grant Date	April 1, 2016	November 25, 2015
Options issued	500,000	1,500,000
Dividend yield	—	—
Historic volatility and expected volatility	80%	80%
Option exercise price	$0.039	$0.058
Weighted average exercise price	$0.039	$0.058
Risk-free interest rate	1.93%	2.22%
Expected life of an option	4.3 years	4.5 years
Model used	Black-Scholes	Black-Scholes

As at 30, 2016, there were 5 employees who held options that had been granted under the Plan.

(a) Employee option plan (cont.)

The expected price volatility is based on the historic volatility (based on the remaining life of the options), adjusted for any expected changes to future volatility due to publicly available information.

ii.               31,736,111 options (2015: nil) to a number of KMP with a market related vesting condition of share price growth. The options are exercisable at any time after the vesting conditions are met for a period of up to 5 years after granting. The vesting conditions that must be met before a tranche of Options shall vest, namely the 3 month VWAP at which the shares of the Company must be trading on the ASX, are $0.05, $ 0.10 and $0.20. The fair value of each option granted is estimated by an external valuer using a Monte Carlo simulation analysis as detailed in the table below,

	2016	2016
Grant Date	April 1, 2016	November 25, 2015
Options issued	7,500,000	24,236,111
Dividend yield	—	—
Historic volatility and expected volatility	80%	80%
Option exercise price	$0.020	$0.020
Weighted average exercise price	$0.020	$0.020
Risk-free interest rate	1.93%	2.22%
Expected life of an option	4.3 years	4.5 years
Model used	Monte Carlo	Monte Carlo

As at June 30, 2016, there were 5 executives who held options that had been granted under the Plan.

The expected price volatility is based on the historic volatility (based on the remaining life of the options), adjusted for any expected changes to future volatility due to publicly available information.

F 32

25.                               SHARE BASED PAYMENTS (cont.)

(b) Other share based payments

During the previous financial year the Company entered into a Standby Equity Placement Facility Agreement with the Kentgrove Capital Growth Fund (“Kentgrove Capital”), an investment fund managed by Kentgrove Capital Pty Ltd, a Melbourne-based investment and advisory firm.

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

A total of 40,000,000 shares have been issued to Kentgrove Capital on commencement date of the facility agreement in January 2015. As at June 30, 2015, 10.31% of the facility has been utilised. There was no movement in this amount during the year ended June 30, 2016. Hence, 10.31% of 40,000,000 shares which amounted to $57,736 has been accounted for as transaction costs for the placements made by Kentgrove Capital. The remaining 89.69% of the 40,000,000 shares is accounted for as shares issued in relation to a share-based payment. This represents an option for Kentgrove Capital to acquire shares that the Company has granted to Kentgrove Capital. The option value has been determined through the use of a Black-Scholes option pricing model and the fair value of consideration paid and expensed for the 2015 year was $330,059. (2016: Nil)

(c) Expenses arising from share-based payment transactions

Total expenses arising from share-based payment transactions recognised during the period as part of employee benefit expense were as follows:

	Consolidated
	2016	2015	2014
	$	$	$
Options issued under employee option plan	50,239	(26,536)	119,531
Shares issued as consideration for standby equity placement facility	—	330,059	—
Total	50,239	303,523	119,531

F 33

26.            COMMITMENTS AND CONTINGENCIES

	Consolidated
	2016	2015	2014
	$	$	$
Operating lease expenditure commitments
Minimum operating lease payments
- not later than one year	220,486	75,536	373,379
- later than one year but not later than five years	248,481	—	60,585
- later than five years	—	—	—
Total minimum operating lease payments	468,967	75,536	433,964

As at June 30, 2016, the above operating leases related to the following premises that are currently occupied by the Group both of which are being renegotiated since balance date:

Location	Landlord	Use	Date of expiry of lease	Minimum payments ($)
60-66 Hanover Street Fitzroy, Victoria 3065 Australia	Crude Pty. Ltd.	Office / laboratory	August 31, 2018	453,821
9115 Harris Corners Parkway, Suite 320 Charlotte, North Carolina 28269 USA	New Boston Harris Corners LLC	Office	October 31, 2016	15,146
			Total	468,967

Apart from the above, there were no other commitments or contingencies as at June 30, 2016.

27.            AUDITORS’ REMUNERATION

	Consolidated
	2016	2015	2014
	$	$	$
Audit and assurance services
PricewaterhouseCoopers in respect of:
Audit(1)	334,560	558,360	340,500

(1) Audit fees consist of services that would normally be provided in connection with statutory & regulatory filings or engagements, including services that generally only the independent accountant can reasonably provide such as comfort letters

28.           RELATED PARTY DISCLOSURES

Ultimate parent

Genetic Technologies Limited is the ultimate Australian parent company.  As at the date of this Report, no shareholder controls more than 50% of the issued capital of the Company.

Transactions within the Group and with other related parties

During the year ended June 30, 2016, the only transactions between entities within the Group and other related parties occurred, are as listed below.  Except where noted, all amounts were charged on similar to market terms and at commercial rates.

Phenogen Sciences Inc.

During the year ended June 30, 2016, Phenogen Sciences Inc, a subsidiary, purchased testing services from Genetic Technologies Corporation Pty. Ltd., another subsidiary at a cost of $91,676 (2015: $153,581 and 2014: $154,555). This transaction is eliminated on consolidation.

F 34

28.           RELATED PARTY DISCLOSURES (cont.)

Debt convertible notes

As described in Note 20, during the previous year the Company finalised the raising of $2,150,000 via the issue of unlisted secured (debt) notes to existing and new Australian institutional and wholesale investors. The debt notes carried a 10.0% coupon rate, and as approved at the Annual General Meeting, held on November 25, 2014, became convertible notes which could convert into ordinary shares (at a 10.0% discount to the 5 day VWAP). These convertible notes also carry free attached options to purchase further shares in the Company.

$125,000 of these convertible notes were issued to a holder associated with Dr Lindsay Wakefield, a Company director at the time of issue, on the same terms and conditions as other note holders.  All of these convertible notes were converted during the year.  The 8,333,333 share options attached to these convertible notes remain unexercised at the end of the year.

There were no transactions with parties related to Key Management Personnel during the year other than that disclosed above.

Details of Directors and Key Management Personnel as at balance date

Directors	Executives

Dr Malcolm R. Brandon (Non-Executive Chairman)	Mr. Kevin Fischer (Chief Financial Officer)
Mr. Eutillio Buccilli (Executive Director & Chief Executive Officer)	Ms Diana Newport (Quality and Business Operations Director) Dr Richard Allman (Scientific Director)
Mr. Grahame Leonard AM (Non-Executive)	Mr. Chris Saunders (Vice President, Sales and Marketing — Phenogen)
Dr Lindsay Wakefield (Non-Executive)	Dr Susan Gross (Senior Medical Director — Phenogen)
Dr Paul Kasian (Non-Executive)

	Consolidated
	2016	2015	2014
	$	$	$
Remuneration of Key Management Personnel
Short-term employee benefits	1,350,986	1,457,725	1,414,247
Post-employment benefits	104,081	118,660	121,727
Share-based payments	49,445	(25,959)	69,266
Other long-term benefits	28,552	(8,854)	35,651
Termination benefits	53,795	—	—
Total remuneration of Key Management Personnel	1,586,859	1,541,572	1,640,891

F 35

29.           SUBSIDIARIES

The following diagram is a depiction of the Group structure as at June 30, 2016.

		Group interest (%)		Net carrying value ($)
Name of Group company	Incorporation details	2016	2015	2016	2015
Entities held directly by parent
GeneType Pty. Ltd. (Dormant)	September 5, 1990 Victoria, Australia	100%	100%	—	—
Genetic Technologies Corporation Pty. Ltd. (Genetic testing)	October 11, 1996 N.S.W., Australia	100%	100%	2	2
RareCellect Pty. Ltd. (Dormant)	March 7, 2001 N.S.W., Australia	100%	100%	10	10
GeneType AG (Dormant)	February 13, 1989 Zug, Switzerland	100%	100%	1,350	1,350
GeneType Corporation (Dormant)	December 18, 1989 California, U.S.A.	100%	100%	—	—
Phenogen Sciences Inc. (BREVAGenTM )	June 28, 2010 Delaware, U.S.A.	100%	100%	11,006	11,006
Total carrying value				12,368	12,368

F 36

30.           FINANCIAL RISK MANAGEMENT

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

The Group holds the following financial instruments:

	Consolidated
	2016	2015
	$	$
Financial assets
Cash at bank / on hand	11,179,687	18,341,357
Trade and other receivables	630,773	714,951
Performance bond and deposits	4,209	3,590
Financial assets at fair value through profit or loss	—	—
Total financial assets	11,814,669	19,059,898
Financial liabilities
Trade and other payables	812,457	1,102,974
Financial liabilities at fair value through profit or loss	—	25,000
Total financial liabilities	812,457	1,127,974

Credit risk

The Group’s credit risk is managed on a Group basis.  Credit risk arises from cash and cash equivalents and deposits with banks and financial institutions, as well as credit exposures to customers, including outstanding receivables and committed transactions. The trade & other receivables balance at year end includes an accrual estimate of revenue to be collected from the sale of BREVAGenTM and BREVAGenplus® tests. This estimate is calculated based on historical data of amounts received from tests sold and is sensitive to/ may be impacted by the recoverability of the amounts through the U.S. healthcare reimbursement system. Recoverability of accrued revenues for tests performed is regularly monitored by management.  Other receivables represent amounts accrued for which reimbursement will be applied for from the Australian Taxation Authority under the Governments Research & Development grant. The maximum exposures to credit risk at June 30, 2016 in relation to each class of recognsied financial asset is the carrying amount of those assets, as indicated in the balance sheet.

F 37

30.           FINANCIAL RISK MANAGEMENT (cont.)

Credit risk (cont.)

Financial assets included on the balance sheet that potentially subject the Group to concentration of credit risk consist principally of cash and cash equivalents and trade receivables.  In accordance with the guidelines of the Group’s Short Term Investment Policy, the Group minimises this concentration of risk by placing its cash and cash equivalents with financial institutions that maintain superior credit ratings in order to limit the degree of credit exposure.  For banks and financial institutions, only independently-rated parties with a minimum rating of “A-1” are accepted.  The Group has also established guidelines relative to credit ratings, diversification and maturities that seek to maintain safety and liquidity.  The Group does not require collateral to provide credit to its customers. Once a BREVAGenTM or BREVAGenplus® test has been performed, the patient elects to self-pay or where applicable seek healthcare provider payment on receipt of the outcome of the test. The nature of this revenue recognition cycle increases the risk of credit exposure.  The Group has not entered into any transactions that qualify as a financial derivative instrument.

The trade receivables balance is reflective of historical collection rates which are monitored on an ongoing basis and adjusted accordingly based on changing collection and test data. As at June 30, 2016, the balance of the Group’s total accrued net trade receivables was $630,773 (2015: $714,951 (refer Note 12).

Credit risk further arises in relation to financial guarantees given by the Group to certain parties in respect of obligations of its subsidiaries.  Such guarantees are only provided in exceptional circumstances.

An analysis of the aging of trade and other receivables s is provided below:

	Consolidated
	2016	2015
	$	$
Net trade and other receivables
Current (less than 30 days)	630,773	714,951
31 days to 60 days	—	—
61 days to 90 days (note)	—	—
Greater than 90 days (note)	—	—
Total net trade and other receivables (Note 12)	630,773	714,951

Note:        Given the nature of the trade receivables for the remaining business all amounts are considered to be current.

F 38

30.           FINANCIAL RISK MANAGEMENT (cont.)

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

As at June 30, 2016, the Group held the following financial assets and liabilities that were denominated in foreign currencies:

Consolidated	Year	USD	EUR	CHF
Financial assets
Cash at bank / on hand	2016	5,108,964	32,767	—
	2015	28,231	100,535	—

Total financial assets	2016	5,108,964	32,767	—
	2015	28,231	100,535	—
Financial liabilities
Trade and other payables	2016	96,069	—	—
	2015	108,380	—	2,082

Total financial liabilities	2016	96,069	—	—
	2015	108,380	—	2,082

Notes:            USD — United States dollars               EUR — European euros                                       CHF — Swiss francs

During the year ended June 30, 2016, the Australian dollar / US dollar exchange rate weakened by 2.8%, from 0.7655 at the beginning of the year to 0.7441 at the end of the year.

Based on the financial instruments held at June 30, 2016, had the Australian dollar weakened/ strengthened by 10% against the US dollar with all other variables held constant, the Group’s loss for the year would have been $748,000 lower/ $612,000 higher (2015: loss $10,000 lower / loss $12,000 higher), mainly as a result of changes in the values of cash and cash equivalents which are denominated in US dollars, as detailed in the above tables.

F 39

30.           FINANCIAL RISK MANAGEMENT (cont.)

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

At June 30, 2016, if interest rates had changed by +/- 50 basis points from the year-end rates, with all other variables held constant, the Group’s loss for the year would have been $20,000 lower / higher (2015: loss $5,000 lower / higher), as a result of higher / lower interest income from cash and cash equivalents.  Consolidated equity for the Group would have been $20,000 higher / lower (2015: $5,000 higher / lower) mainly as a result of an increase / decrease in the fair value of cash and cash equivalents.

The exposure to interest rate risks and the effective interest rates of financial assets and liabilities, both recognised and unrealised, for the Group is as follows:

		Floating rate	Fixed rate	Carrying amount	Weighted ave. effective rate	Ave. maturity Period
Consolidated	Year	$	$	$	%	Days
Financial assets
Cash at bank / on hand	2016	3,952,078	—	3,952,078	1.98%	At call
	2015	1,108,297	—	1,108,297	2.25%	At call

Performance bond / deposits	2016	—	4,209	4,209	—	At call
	2015	—	3,950	3,950	—	At call

Totals	2016	3,952,078	4,209	3,956,287
	2015	1,108,297	3,950	1,112,247
Financial liabilities
Financial liabilities at fair value through profit or loss	2016	—	—	—	—	—
	2015	—	25,000	25,000	10.00%	At call

Totals	2016	—	—	—
	2015	—	25,000	25,000

Note   The Company holds the balance of its cash in non-interest bearing bank accounts.

Liquidity risk

Prudent liquidity risk management implies maintaining sufficient cash and cash equivalents and the availability of funding through an adequate amount of committed credit facilities, such as its hire purchase and credit card facilities.  The Group manages liquidity risk by continuously monitoring forecast and actual cash flows and, wherever possible, matching the maturity profiles of financial assets and liabilities.  Due to the dynamic nature of the underlying businesses, Management aims to maintain flexibility in funding by keeping committed credit lines available.  Surplus funds are generally only invested in instruments that are tradeable in highly liquid markets. Refer note 2(a) for further information on the material uncertainty that may cast significant doubt on the Company’s ability to continue as a going concern.

F 40

30.           FINANCIAL RISK MANAGEMENT (cont.)

Liquidity risk (cont.)

A balanced view of cash inflows and outflows affecting the Group is summarised in the table below:

		< 6 months	6 to 12 months	1 to 5 years	> 5 years	Totals
Consolidated	Year	$	$	$	$	$
Financial assets
Cash at bank / on hand	2016	11,179,687	—	—	—	11,179,687
	2015	18,341,357	—	—	—	18,341,357

Trade and other receivables	2016	630,773	—	—	—	630,773
	2015	714,951	—	—	—	714,951

Performance bond and deposits	2016	4,209	—	—	—	4,209
	2015	3,590	—	—	—	3,590

Total financial assets	2016	11,814,669	—	—	—	11,814,669
	2015	19,059,898	—	—	—	19,059,898
Financial liabilities
Trade and other payables	2016	812,457	—	—	—	812,457
	2015	1,102,974	—	—	—	1,102,974

Total financial liabilities	2016	812,457	—	—	—	812,457
	2015	1,102,974	—	—	—	1,102,974

Net maturity	2016	11,002,212	—	—	—	11,002,212
	2015	17,956,924	—	—	—	17,956,924

The Group had access to the following undrawn borrowing facility as at June 30, 2016:

	Facility limit	Amount used	Amount available
Nature of facility	$	$	$
Credit card facility	311,269	(32,051)	279,218

32.           SUBSEQUENT EVENTS

There have been no significant events which have occurred after balance date.

F 41