Form 20-F/A
period 2016-06-30
GENETIC TECHNOLOGIES LTD
filed 2016-11-04
CIK 1166272

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

☐ Yes   ☐ No

EXPLANATORY NOTE

This Form 20-F/A amends our Annual Report on Form 20-F for the year ended June 30, 2016 (“Annual Report”), as filed with the U.S. Securities and Exchange Commission (the “Commission”) on October 28, 2016 (the “Original Filing”) and is being filed to replace Exhibit 23.01 (Consent of Independent Registered Public Accounting Firm) of the Original Filing, in order to correct a typographical error with respect to the date of PricewaterhouseCoopers’ audit report contained in that Exhibit.

Other than as expressly set forth above, this amendment does not, and does not purport to, amend, restate, or update the information contained in the Annual Report, or reflect any events that have occurred after the Annual Report was filed.  As a result, our Annual Report, as amended hereby, continues to speak as of the initial filing date of our Annual Report.

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

4(A).1	Staff Share Plan 2001 dated November 30, 2001. +

4(B).1	Lease over premises in Fitzroy, Victoria, Australia with an effective date of September 1, 2015+++

4(B).2	Amendment to lease over premises in Charlotte, North Carolina, USA with an effective date of November 1, 2016++++

12.01	Section 302 Certification

12.02	Section 302 Certification

13.01	Section 1350 Certification

13.02	Section 1350 Certification

23.01	Consent of PricewaterhouseCoopers

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

++++ Previously filed with the Company’s Registration Statement on Form 20-F, filed with the Commission on October 28, 2016 and incorporated herein by reference.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Form 20-F/A on its behalf.

GENETIC TECHNOLOGIES LIMITED

Dated: November 4, 2016	By:	/s/ Mr. Eutillio Buccilli
		Name:	Mr. Eutillio Buccilli
		Title:	Chief Executive Officer