Form 20-F
period 2017-06-30
GENETIC TECHNOLOGIES LTD
filed 2017-10-31
CIK 1166272

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended June 30, 2017

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

2,435,282,724 Ordinary Shares

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

☒ Yes   ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐ Yes  ☐ No

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

PART I

Item 1.           Identity of Directors, Senior Management and Advisers

Not applicable

Item 2.           Offer Statistics and Expected Timetable

Not applicable.

Item 3.           Key Information

Item 3.A        Selected Financial Data

The following selected financial data for the five years ended June 30, 2017 is derived from the audited consolidated financial statements of Genetic Technologies Limited, prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board, which became effective for our Company as of our fiscal year ended June 30, 2006.

The balance sheet data as of June 30, 2017 and 2016 and the statement of comprehensive income/(loss) data for the 2017, 2016 and 2015 fiscal years are derived from our audited consolidated financial statements which are included in this Annual Report.  Balance sheet data as of June 30, 2015, 2014 and 2013 and statement of comprehensive income/ (loss) data for the 2014 and 2013 financial years are derived from our audited consolidated financial statements which are not included in this Annual Report.  The data should be read in conjunction with the consolidated financial statements, related notes and other financial information included herein.

All amounts are stated in Australian dollars as of June 30, as noted.

GENETIC TECHNOLOGIES LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/ (LOSS)

FOR 2017, 2016, 2015, 2014 AND 2013

	Year ended June 30, 2017	Year ended June 30, 2016	Year ended June 30, 2015	Year ended June 30, 2014	Year ended June 30, 2013
	AUD	AUD	AUD	AUD	AUD
Revenue from operations
Genetic testing services	518,506	824,586	2,011,918	4,564,280	3,377,183
Less: cost of sales	(492,417)	(743,060)	(891,243)	(1,837,729)	(1,945,467)
Gross profit from operations	26,089	81,526	1,120,675	2,726,551	1,431,716
Other revenue	—	300,548	1,027,151	863,832	4,784,913
Gain on deconsolidation of subsidiary	—	—	—	761,361	—
Selling and marketing expenses	(2,721,474)	(3,186,497)	(4,504,299)	(6,251,595)	(5,266,818)
General and administrative expenses	(3,109,530)	(3,429,357)	(4,222,988)	(3,173,109)	(4,413,782)
Licensing, patent and legal costs	—	(103,581)	(435,418)	(1,079,199)	(2,399,824)
Laboratory, research and development costs	(2,366,334)	(2,584,752)	(2,851,665)	(3,298,127)	(3,462,466)
Finance costs	(31,995)	(28,889)	(264,694)	(744,199)	(38,968)
Gain on disposal of business	—	—	1,396,798	—	—
Impairment of intangible asset expense	(544,694)	—	—	—	—
Fair value loss on ImmunAid option fee	—	—	(795,533)	—	—
Share of net loss of associates accounted for using the equity method	—	—	—	(362,682)	(437,185)
Fair value gain/ (loss) on financial liabilities at fair value through profit or loss	—	—	349,246	(648,374)	—
Non-operating income and expenses	344,112	492,037	370,557	1,071,072	452,931
Profit/(loss) from continuing operations before income tax	(8,403,826)	(8,458,965)	(8,810,170)	(10,134,469)	(9,349,483)
Net profit from discontinued operation	—	—	—	—	—
Profit/(loss) before income tax	(8,403,826)	(8,458,965)	(8,810,170)	(10,134,469)	(9,349,483)
Income tax expense	—	—	—	—	—
Profit/(loss) for the year	(8,403,826)	(8,458,965)	(8,810,170)	(10,134,469)	(9,349,483)
Other comprehensive income/(loss)
Exchange gains/(losses) on translation of controlled foreign operations	(130,655)	1,307,219	414,005	(149,162)	9,347
Exchange gains/(losses) on translation of non-controlled foreign operations	—	—	—	86	17,073
Other comprehensive income/(loss) for the year, net of tax	(130,655)	1,307,219	414,005	(149,076)	26,420
Total comprehensive profit/(loss) for the year	(8,534,481)	(7,151,746)	(8,396,165)	(10,283,545)	(9,323,063)
Profit/(loss) for the year is attributable to:
Owners of Genetic Technologies Limited	(8,403,826)	(8,458,965)	(8,810,170)	(10,125,197)	(9,298,367)
Non-controlling interests	—	—	—	(9,272)	(51,116)
Total profit/(loss) for the year	(8,403,826)	(8,458,965)	(8,810,170)	(10,134,469)	(9,349,483)
Total comprehensive profit/(loss) for the year is attributable to:
Owners of Genetic Technologies Limited	(8,534,481)	(7,151,746)	(8,396,165)	(10,274,359)	(9,289,020)
Non-controlling interests	—	—	—	(9,186)	(34,043)
Total comprehensive profit/(loss) for the year	(8,534,481)	(7,151,746)	(8,396,165)	(10,283,545)	(9,323,063)

Earnings/(loss) per share (cents per share)
Basic and diluted net profit/(loss) per ordinary share	(0.40)	(0.49)	(0.82)	(1.76)	(1.97)
Weighted-average shares outstanding	2,121,638,888	1,715,214,158	1,072,803,358	574,557,747	472,084,970

GENETIC TECHNOLOGIES LIMITED

CONSOLIDATED BALANCE SHEET DATA
FOR 2017, 2016, 2015, 2014 AND 2013

	As of June 30, 2017	As of June 30, 2016	As of June 30, 2015	As of June 30, 2014	As of June 30, 2013
	AUD	AUD	AUD	AUD	AUD
Assets
Current assets	11,631,649	12,131,070	19,566,096	4,360,509	2,657,416
Non-current assets	476,648	1,158,616	1,153,636	2,368,690	5,662,111
Total assets	12,108,297	13,289,686	20,719,732	6,729,199	8,319,527
Liabilities
Current liabilities	(1,465,293)	(1,332,189)	(1,735,163)	(2,318,016)	(2,465,016)
Non-current liabilities	(63,960)	(74,308)	(25,321)	(2,583,664)	(96,224)
Total liabilities	(1,529,253)	(1,406,497)	(1,760,484)	(4,901,680)	(2,561,240)
Net assets	10,579,044	11,883,189	18,959,248	1,827,519	5,758,287
Equity
Contributed equity	122,382,625	115,272,576	115,247,128	90,080,492	83,735,845
Reserves	6,044,493	6,054,861	4,697,403	3,922,140	3,951,771
Accumulated losses	(117,848,074)	(109,444,248)	(100,985,283)	(92,175,113)	(82,049,916)
Non-controlling interests	—	—	—	—	120,587
Total equity	10,579,044	11,883,189	18,959,248	1,827,519	5,758,287

Exchange rates

The following table sets forth, for the periods and dates indicated, certain information concerning the noon buying rate in New York City for Australian dollars expressed in U.S. dollars per $1.00 as certified for customs purposes by the Federal Reserve Bank of New York.

Period ended	At period end USD	Average rate USD	High USD	Low USD

Yearly data
June 2013	0.9165	1.0272	1.0591	0.9165
June 2014	0.9427	0.9186	0.9705	0.8715
June 2015	0.7704	0.8365	0.9488	0.7566
June 2016	0.7432	0.7289	0.7817	0.6855
June 2017	0.7676	0.7544	0.7733	0.7174

Monthly data
April 2017	0.7475	0.7533	0.7604	0.7452
May 2017	0.7437	0.7437	0.7534	0.7352
June 2017	0.7676	0.7562	0.7680	0.7387
July 2017	0.7988	0.7807	0.7991	0.7584
August 2017	0.7932	0.7915	0.7983	0.7822
September 2017	0.7840	0.7974	0.8071	0.7831
October 13 2017	0.7885

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

Risks Related to our Business and Business Strategy

A material uncertainy exists that may cast significant doubt about our Company’s ability to continue as a Going concern.

For the year ending June 30, 2017, the Group incurred a total comprehensive loss of $8,534,481 (2016: $7,151,746) and net cash outflow from operations of $6,813,639 (2016: $7,726,838). As at June 30, 2017 the Group held total cash and cash equivalents of $10,988,255.

In light of these historical cash outflows, and further expected cash outflows from operations in the next twelve months, the Directors have initiated a comprehensive strategic review of the Group’s operations. This review, which commenced during the first half of the 2018 financial year, is exploring a wide range of possible strategic alternatives designed to maximise near and long-term value for the Group’s shareholders (the Group has retained Roth Capital Partners LLC to serve as a financial advisor in the process). The strategic review will also give consideration to future cash needs to ensure the Group continues to hold adequate levels of cash resources to meet creditors and other commitments.

The longer-term viability of the Group and its ability to continue as a going concern and meet its debts and commitments as they fall due is dependent on the successful completion and implementation of the results of the strategic review.

Due to the uncertainty surrounding the completion and implementation of the results of the strategic review, and the timing, quantum or the ability to raise additional funds if identified in the strategic review, there is a material uncertainty that may cast significant doubt on the Group’s ability to continue as a going concern and therefore, that it may be unable to realise its assets and discharge its liabilities in the normal course of business.  However, the Directors believe that the Group will be successful in the above matters and accordingly, have prepared the financial report on a going concern basis. As such no adjustments have been made to the financial statements relating to the recoverability and classification of the asset carrying amounts or classification of liabilities that might be necessary should the Group not be able to continue as a going concern.

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

Since our listing on the Australian Securities Exchange in August 2000, the price of our Ordinary Shares has ranged from a low of $0.006 to a high of $0.97 per share.  Further fluctuations are likely to occur due to events which are not within our control and general market conditions affecting the biotechnology sector or the stock market generally.

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

On July 20, 2017 the Company received a notification letter (the “Notice”) from the Listing Qualifications Department of The Nasdaq Stock Market, notifying the Company that its closing bid price has been below the minimum $US1.00 per share requirement for a period of 30 consecutive business days and that the Company has not met the minimum bid price requirement of  $US1.00 per share for continued inclusion under Nasdaq Marketplace Listing Rules (the “Rules”).

The Notice stated that in accordance with the Rules the Company has 180 calendar days, or until January 15, 2018, to regain compliance. To regain compliance with the minimum bid price requirement, the Company’s securities must meet or exceed the $US1.00 per share price for 10 consecutive business days.

This deficiency notice does not immediately affect the Company’s Nasdaq listing.

If the Company does not regain compliance with the Rules by January 15, 2018, Nasdaq will determine whether the Company meets the continued listing requirement for market value of publicly held shares and all other initial listing standards for The Nasdaq Capital Market, with the exception of the bid price requirement. If it meets the initial listing criteria and upon written notice of the Company of its intention to cure the deficiency, Nasdaq will notify the Company that it has been granted an additional 180 calendar days compliance period. If the Company is not eligible for an additional compliance period, Nasdaq will provide written confirmation that the Company’s securities will be delisted from The Nasdaq Capital Market.

The relevant Listing Rules are:-

•                  5550(a)(2) - bid price

•                  5810(c)(3)(A) - compliance period

•                  5810(b) - public disclosure

•                  5505 - Capital Market criteria

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

The business now called Genetic Technologies Limited was founded in 1989.  With the exception of the year ended June 30, 2011, the Company has incurred operating losses in every year of its existence.  As at June 30, 2017, the Company had accumulated losses of $117,848,074 and the extent of any future losses and whether or not the Company can generate profits in future years remains uncertain.  The Company currently does not generate sufficient revenue to cover its operating expenses.  We expect our capital outlays and operating expenditures to continue to increase for the foreseeable future as we continue to commercialize and enhance the BREVAGenplus test, progress existing collaborative research programs while sourcing further collaborative opportunities and undertake a comprehensive strategic review, exploring a wide range of strategic alternatives. In order to fund the commercialization of BREVAGenplus, further expand our clinical laboratory operations, technologies and research & development activities, and undertake a comprehensive strategic review we may need to raise additional capital. There is no certainty that the Company will be able to raise additional funds by issuing further shares and/or the raising of debt and, if such funds are available, on what terms the Company would be able to secure them.

There is a substantial risk that we are, or will become, a passive foreign investment company, or PFIC, which will subject our U.S. investors to adverse tax rules.

Holders of our ADSs who are U.S. residents face income tax risks. There is a substantial risk that we are, or will become, a passive foreign investment company, commonly referred to as a PFIC. Our treatment as a PFIC could result in a reduction in the after-tax return to the holders of our ADSs and would likely cause a reduction in the value of such ADSs. For U.S. federal income tax purposes, we will be classified as a PFIC for any taxable year in which either (i) 75% or more of our gross income is passive income, or (ii) at least 50% of the average value of all of our assets for the taxable year produce or are held for the production of passive income. For this purpose, cash is considered to be an asset that produces passive income. We believe that we were a PFIC for the taxable year ended June 30, 2017 and there is a substantial risk we will be classified as a PFIC for the current taxable year. If we are classified as a PFIC for U.S. federal income tax purposes, highly complex rules will apply to U.S. holders owning ADSs. Accordingly, you are urged to consult your tax advisors regarding the application of such rules. United States residents should carefully read “Item 10.E. Additional Information—Taxation, United States Federal Income Tax Consequences” in this Annual Report , for a more complete discussion of the U.S. federal income tax risks related to owning and disposing of our ADSs.

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

We are currently subject to increased competition from biotechnology and diagnostic companies, academic and research institutions and government or other publicly-funded agencies that are pursuing products and services which are substantially similar to our molecular risk assessment testing services, or which otherwise address the needs of our customers and potential customers.  Our competitors in the predictive genetic testing and assessment market include private and public sector enterprises located in Australia, the U.S. and elsewhere. Many of the organizations competing with us are much larger and have more ready access to needed resources. In particular, they would have greater experience in the areas of finance, research and development, manufacturing, marketing, sales, distribution, technical and regulatory matters than we do.  In addition, many of the larger current and potential competitors have already established name / brand recognition and more extensive collaborative relationships.

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

In order to, amongst other things, simplify the billing process, in April 2017, the Company transitioned to a direct self-pay programme. We cannot assure you that this change will address and minimize all of the billing risks.

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

We receive certain personal and financial information about our clients and their patients. In addition, we rely heavily on communications and information systems to conduct our business. Our operations depend heavily upon the secure transmission of confidential information over public networks. We are transitioning our products’ commercial program to an ecommerce based solution, which places our assets, customer data and other personally identifiable data at higher risks. We are making investments to ensure that our employees are aware of cyber security risks facing the Company and how to prevent data breaches. A compromise in our security systems that results in client or patient personal information being obtained by unauthorized persons or our failure to comply with security requirements for financial transactions could adversely affect our reputation with our clients and result in litigation against us or the imposition of penalties, all of which may adversely affect our operations, financial condition and liquidity. Although we are not aware of the occurrence of any data beaches, we continue to update our cyber security tools and processes in an attempt to keep pace with evolving cyber security risks.

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

The transition to a direct self-pay programme in April 2017 may reduce the reimbursement risks by placing the responsibility for payment purely with the patient, although overall market adoption and revenue generation may be adversely affected.

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

The Affordable Care Act makes changes that are expected to significantly affect clinical laboratories, among others.  Beginning in 2013, each medical device manufacturer must pay a sales tax (medical device exise tax “MDET”) in an amount equal to 2.3% of the price for which such manufacturer sells its medical devices that are listed with the FDA. The Consolidated Appropriations Act, 2016 (Dec. 18, 2015) imposed a two-year moratorium on this medical device tax so it would not apply to the sale of a taxable medical device by the manufacturer, producer, or importer of the device during the period beginning on Jan. 1, 2016, and ending on Dec. 31, 2017.Repeal of the MDET was included in the House passed American Health Care Act of 2017 and the Senate’s Better Care Reconciliation Act released on July 13, 2017; however, the Senate has thus far failed to pass its bill to repeal and replace the Affordable Care Act. Senate discussions appear to be ongoing, and MDET repeal could be included in other legislation considered in 2017, such as tax reform.

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

On June 23, 2016, the CMS published a final rule implementing PAMA, which required establishment of a new Medicare reimbursement system for clinical lab tests paid under the CLFS, based on private payer rates, as reported to CMS. Although the new payment system was supposed to go into effect for tests furnished after January 1, 2017, the CMS rulemaking process was delayed, and the new rates will not be effective until January 1, 2018 pursuant to the final rule. Under the new system the Company must collect data on private payer rates and report the data to CMS every three years for most types of tests.  The Company does not expect that the new reporting requirements will have a material impact on its business or results of operations. CMS will use the data reported by all applicable labs to calculate a weighted median of private payer rates for each test performed, and that weighted median will be the new Medicare rate. Rate reductions for existing tests under the new system will be phased in over six years. The public comment period on the preliminary private payor rate based CLFS payment amounts will close on October 23, 2017 after which CMS will make available final CY 2018 CLFS rates on the CMS website for a January 1, 2018 implementaion. The Company is still assessing the full impact of the final rule, but has been preparing for it for some time.

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

Breaches of network or information technology, natural disasters or terrorist attacks could have an adverse impact on our business

Cyber-attacks or other breaches of information technology security, natural disasters, or acts of terrorism or war may result in hardware failure or disrupt our product testing or research and development activities. There has been a substantial increase in frequency of successful and unsuccessful cyber-attacks on companies in recent years. Such an event may result in our inability, or the inability of our collaborative partners, to operate the facilities to conduct and complete the necessary activities, which even if the event is for a limited period of time, may result in significant expenses and/ or significant damage or delay to our commercial or research activities. While we maintain insurance cover for some of these events, the potential liabilities associated with these events could exceeded the cover we maintain. We are likely to be subject to attempts to breach the security of our networks and information technology infrastructure through cyber-attack, malware, computer viruses or other means of unauthorized access. To date however, we have not been subject to any cyber incidents which individually or in aggregate have resulted in a material impact to our operations or financial condition.

Failure to demonstrate the clinical utility of our products could have a material adverse effect on our financial condition and results of operations.

In order to assure adequate insurance coverage and favorable insurance reimbursement of our products, we have been required to demonstrate the clinical utility of our tests. Clinical utility—which is the usefulness of a test for clinical practice (as contrasted with diagnostic accuracy, which is how well the test can determine the presence, absence, or risk of a specific disease)—may well be the most significant limitation for the widespread acceptance of molecular diagnostic tools such as BREVAGenplus.  These studies have required us to invest considerable financial and management resources without any assurance of favorable results.  Successful studies are difficult to plan, execute and validate, because of the time involved and variables that are difficult to control and which can impact outcomes.   If we are unable to demonstrate clinical utility, or if our data is deemed insufficient to validate utility, which are required for Medicare coverage, then we may face negative coverage decisions for our products.  The resulting negative coverage decisions could have a material adverse effect on our financial conditions and results of operations.

With the change in our pricing and billing model effective April 1, 2017, to a direct patient self-pay model, this requirement has currently become redundant. We recognize, however  that scientific papers are an essential marketing tool and that scientific and clinical data are key drivers in commercial adoption. We intend to  explore opportunities to engage in further research collaborations to support clinical utility.

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

In line with this strategy, during the current financial year;

•                  in November 2016, the Company executed an exclusive worldwide license agreement with The University of Melbourne, for the development and commercialization of a novel colorectal cancer (CRC) risk assessment test, providing the Company with an opportunity to enhance its pipeline of risk assessment products.

•                  In June 2017, the Company executed an investigator initiated Research Agreement with The Ohio State University, reflecting  the growing awareness of the Company’s expertise in SNP-based risk assessment.

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

BREVAGenplus is a State-of-the-Art Breast Cancer Risk Assessment Test designed to enable a more personalized breast cancer risk assessment in a greater number of women

The identification, in 2007, of a number of single nucleotide polymorphisms (SNPs), each with an associated small relative risk of breast cancer, led to the development of the first commercially available genetic risk test for sporadic breast cancer, BREVAGen(TM).  The Company launched the product, in the U.S. in June 2011.  In October 2014, Genetic Technologies released its next generation breast cancer risk assessment test, BREVAGenplus.  This new version of the test incorporates a 10-fold expanded panel of genetic markers (SNPs), known to be associated with the development of sporadic breast cancer, providing an increase in predictive power relative to its first-generation predecessor test.  In addition, the new test is clinically validated in a broader population of women including, African American and Hispanic women. This increases the applicable market beyond the Caucasian only indication of the first generation test, and simplifies the marketing process in medical clinics and breast health centres in the U.S.

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

CLIA, and its implementing regulations, includes quality standards (establishing Federal quality standards for all clinical laboratories); application and user fee requirements; and enforcement procedures.  The quality standard regulations establish varying levels of regulatory scrutiny depending upon the complexity of testing performed. The tests on samples provided through our products are processed at our laboratory in Melbourne, Australia.  Our laboratory completed its first CLIA inspection under CLIA guidelines and received its certificate of compliance effective November 17, 2011. A re-certification from CMS i.e. paper survey, was performed in November 2013 and another on-site re-certification followed up in February 2016. A further re-certification via a paper survey is scheduled to be conducted by CMS in November 2017. Furthermore, our laboratory completed its first CLEP inspection under the NYS DOH CLEP guidelines and received its certificate of compliance effective August 30, 2013. Since the initial survey, the laboratory has been successful in submitting documents via the NYS eCLEP Health Commerce System for each subsequent year to date. Although no firm date has been provided, the laboratory is expecting an on-site visit in the near future.

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

Test samples received since launch

Since launching its BREVAGen test in the U.S. market in July 2011, followed by the U.S. release of BREVAGenplus, in October 2014, the number of test samples received up to balance date June 30 2017, was 10,637 tests.

During the financial year ended June 30, 2012, the Company generated the first sales of its BREVAGen™ test.  Whilst not material to the overall result, in accordance with revenue recognition principles, due to the relatively limited numbers of tests sold in that first year of launch, the income generated from these sales was recorded on a cash basis. Effective January 1, 2013, significant changes in the US reimbursement system have impacted (positively) on the amounts the Company has since received for the BREVAGen tests it performs. As of June 2014, the Company had enough historical data to use to enable it to determine a reliable estimate of the amount of revenue expected to be received. Accordingly the Group recognizes the revenue on the BREVAGen test on an accruals basis.

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

Historically, the positive impact of this activity was reflected in the fact that the average reimbursement received in respect of claims that were adjudicated as “in-network” was significantly higher than the amounts received in respect of claims that were adjudicated as “out-of-network”, with the time taken to collect the funds also being materially shorter.

Ongoing challenges experienced with the traditional reimbursement system resulted in the Company transitioning to a patient self-pay program on April 1, 2017 (see “Reimbursement” below). This change currently eliminates the need for credentialing and the role of the PPO’s for new test samples received subsequent to this date.

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

As a result of the above changes the Company up to April 1, 2017 used a miscellaneous code when submitting claims for reimbursement from insurers. As part of this transition, the list price for the BREVAGen test was increased to enable the Company to receive payment for aspects of the test that were not previously available under the code stack. Importantly, notwithstanding this, the Company did not seek to increase the maximum out-of-pocket amount that a given patient is required to pay for a BREVAGenplus test under its “Patient Protection Program.”

Though the Company’s reimbursement per test (including write-offs and denials for non-coverage) has increased by more than 30%, the use of a miscellaneous code requires more administration and time by the Insurance Company to adjudicate and process the claim, thus increasing the time taken to receive reimbursement.

These ongoing reimbursement challenges through the use of a miscellaneous CPT code, as well as overall pressure on the U.S. health care market to lower cost and maximize efficiency were major factors in the Company’s decision to transition from a traditional reimbursement system through insurance providers to a direct patient self-pay program from April 1, 2017.  Converting to a direct pay relationship with patients is aimed at providing economic and process certainty to the transaction for the healthcare provider and the patient.  The change is expected to eliminate ongoing reimbursement issues being experienced, such as low levels of reimbursement, prolonged payment time, patient confusion around eligibility and financial responsibility and poor coverage.

Clinical utility studies and peer-review publications to drive reimbursement outcome

With effect from April 1, 2017, the Company transitioned from a traditional reimbursement system through insurance providers, to a direct patient self-pay program.  This shift has implications for the series of clinical utility studies, the first two of three which had commenced in the fourth quarter of 2016, that were designed as a means to achieve reimbursement coverage through the private insurers.  With the change in the pricing model, that requirement has become redundant.

We recognize, however  that scientific papers are an essential marketing tool and that scientific and clinical data are key drivers to help strengthen our commercial position. We intend to  explore opportunities to engage in further research collaborations to support clinical utility.

Physicians and the major breast health centres seek multiple points of confirmation that the medical device works as intended and leads to a meaningful improvement in women’s health.  Therefore, the more papers that are published on BREVAGenplus, profiling its performance characteristics including clinical validity and utility, the more likely physicians will be to use the test

The Company had previously conducted multiple scientific studies to develop and validate the first generation BREVAGen test as well as created two health economic models to demonstrate potential cost savings and health benefits associated with the BREVAGen test. Importantly, due to the nature of the technology and the specific improvements incorporated in BREVAGenplus, the research undertaken and published based on the original version of the test remains applicable to the new and improved BREVAGenplus test.

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

5)             “SNP’s and Breast cancer risk prediction for African-American and Hispanic women.” Breast Cancer Research & Treatment. 2015 Dec; 4(3): 583-89.

6)             “Breast cancer risk prediction based on clinical models and 77 independent risk-associated SNPs in women aged under 50 years: Australian Breast Cancer Family Registry” Cancer, Epidemiology, Biomarkers and Prevention. 2016 Feb; 25(2): 359-65.

7)             “Prediction of breast cancer risk based on profiling with common genetic variants”. J Natl Cancer Inst. 2015; 107(5):doi:10.1093/jnci/djv036. doi: 10.1093/jnci/djv036.

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

4)             Allman R, Dite GS, Hopper JL.  (2015).  Should women with a projected 5-year risk of developing breast cancer of 1.4% or higher be offered pharmacologic risk reduction? World Congress on Controversies in Breast Cancer: 22-24 October 2015.

5)             Dite GS, Allman R, Hopper JL (2014).  Value of adding Single-Nucleotide Polymorphism panel markers to phenotypic algorithms of Breast Cancer risk.  Presented at the San Antonio Breast Cancer Symposium December 2014.

Although there is strong scientific data behind BREVAGenplus, there is always a need for further clinical data to show clinical efficacy and utility of the product.  As such, in June 2017, we have engaged in a research collaboration with The Ohio State University which is conducting a clinical trial surrounding the efficacy of polygenic risk in patient management of at-risk women.  Our medical affairs team continues to engage with other influential medical centres across the U.S. in order to facilitate further research collaborations that will continue to support the utility of polygenic risk in clinical practice.

Research & Development Projects

During the year ended June 30, 2017, Genetic Technologies supported the following research programs, details of which have been provided below;

•                  BREVAGenplus

•                  Colorectal Cancer Risk Assessment Test

•                  Research collaboration with The Ohio State University

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

Further modifications to BREVAGenplus were implemented in December 2016. Changes included a simplification of the clinical risk questionnaire, utilized in BREVAGenplus, from the seven questions of the Gail Model to just two questions: “Age” and “Any First Degree Relatives.”  Additionally, test results are now reported as a 5-year Absolute Risk of Developing Breast Cancer.  This approach is modelled on that of Mavaddat et al (2015) 107(5): djv036 and provides multiple product benefits.  It simplifies the data-input requirement by the physician, aligns the product more firmly with U.S. clinical guidelines, in particular, the United States Preventative Services Task Force (USPSTF) recommendation statement on chemoprevention of breast cancer, and automatically strengthens the validation data by tying the test to a multinational study of approximately 80,000 women

Colorectal Cancer (CRC) risk assessment test Project

On November 29, 2016, Genetic Technologies announced the signing of an exclusive worldwide license agreement with The University of Melbourne for the development and commercialization of a novel colorectal cancer (CRC) risk assessment test.

The core technology behind this test was developed by a research team at the University’s Centre for Epidemiology and Biostatistics, with results from preliminary modelling studies first published online in Future Oncology on 1 February 2016, in a Paper entitled “Quantifying the utility of single nucleotide polymorphisms to guide colorectal cancer screening,” 2016 Feb: 12(4), 503-13. This simulated case-control study of 1 million patients indicated that a panel of 45 known susceptibility SNPs can stratify the population into clinically useful CRC risk categories. In practice, the technology could be used to identify people at high risk for CRC who should be subjected to intensive screening, ultimately reducing the risk of occurrence and death from the disease. Those identified as low risk of CRC can be spared expensive and invasive screening, thereby preventing adverse events and unjustified expenses.

A scientific validation study supporting this work has been completed, and a report of the research program progress has been delivered to the Company. Whilst the terms of the Agreement are confidential, these events represent an important first milestone in the development of a new test as the Company seeks to diversify its product pipeline and become a key player in the SNP-based cancer risk assessment landscape.

The fundamental technology is similar to the BREVAGenplus test and is expected to fit synergistically into the Company’s existing infrastructure and processes.

Research Collaboration with The Ohio State University

On June 15, 2017 the Company executed a Clinical Study Agreement with The Ohio State University, Technology Commercialization Office and Division of Human Genetics. This is an “investigator-initiated” study in which Genetic Technologies was approached to be the collaborating partner, reflecting the growing awareness of the Company’s expertise in SNP-based risk assessment.

The terms and conditions of the Agreement are confidential; however Genetic Technologies will supply novel SNP-based genotyping for a clinical research study, through its CLIA laboratory facility, on a fee for service basis. The Company will be responsible for the development and validation of the new assay, although the fundamental technology is similar to the BREVAGenplus test and will fit synergistically into the Company’s existing laboratory infrastructure and processes. Importantly, if the first phase of the study is successful, several other major genetics centres in the U.S. have expressed an interest in joining the study.

This collaborative study provides two tangible benefits for the Company:

(i)            engagement and collaboration with high profile cancer genetics researchers in the U.S. who are at the forefront of risk assessment research; and

(ii)           the resulting data can be used to inform the design of future pipeline products

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

Until recently, there have been no active direct competitors marketing an assay similar to that of BREVAGENplus in the sporadic breast cancer risk assessment space. Effective August 31, 2017, Myriad Genetic Laboratories Inc. announced that it will market a new breast cancer risk-prediction tool, which according to our early understanding will be a direct competitor for BREVAGENplus. It is however, at the date of this report, too early to determine the specific nature of the test when compared to BREVAGENplus.

In recent years, a number of other organizations, including deCODE (Iceland), 23andMe, Intergenetics, and Navigenics (subsequently acquired by Life Technologies — now ThermoFisher) have attempted to commercialize SNP-based genetic tests, to both physicians and consumers, to assess sporadic breast cancer risk in relevant patient populations.  But either due to a lack of adequate and compelling scientific validation, and/or sufficient commercial impetus and capability, these efforts have led to lackluster market adoption, resulting in either the dissolution of these businesses or a marked change in their strategy and ultimate competitive posture to genuinely challenge the efforts of the Company to commercialize and grow its BREVAGENplus franchise. New entrants that we are aware of that are in early stages of product development include Counsyl Inc. in the U.S.

Nonetheless, there are a number of academic centers and affiliated research and development bodies, in the U.S and in Europe, that are reportedly exploring the validity and clinical viability of SNP-based commercial tests in the clinical setting, but it is unclear to what extent these entities currently represent  a direct or indirect potential competitive liability to the Company.   A number of established, mature laboratory services companies, such as Ambry Genetics, and Laboratory Corporation of America, among others, have the demonstrable product development, marketing skill and resources to enter into this market for sporadic breast cancer risk assessment. Many of these larger potential competitors have already established name and brand recognition and more extensive collaborative relationships, but again, it is unclear to what extent these potential competitive threats could manifest in the near-to-long term.

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

On October 3, 2016, the Company was advised by its U.S. based attorney, Sheridan Ross, that the Supreme Court has declined to hear the Company’s appeal. The matter is now closed.

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

At June 30, 2017, the dormant subsidiary GeneType Ag was placed into members voluntary liquidation.

Item 4.D                                                Property, Plant and Equipment

As at date of this Report, the Company has executed two leases in respect of premises occupied by the Group.

Fitzroy, Victoria

Genetic Technologies Limited rents the offices and laboratory premises which are located at 60-66 Hanover Street, Fitzroy, Victoria, Australia (an inner suburb of Melbourne) from Crude Pty. Ltd.  The three year lease is due to expire on August 31, 2018.  The anticipated total rental charge in respect of the year ending June 30, 2018 is approximately $212,805.  Genetic Technologies Limited does not have an option to purchase the leased premises at the expiry of the lease period.

Charlotte, North Carolina

Phenogen Sciences Inc., a wholly-owned subsidiary of Genetic Technologies Limited, rents office premises which are located at 9115 Harris Corners Parkway, Suite 320, Charlotte, North Carolina, USA from New Boston Harris Corners LLC. This lease will expire on October 31, 2017. At the date of this report, the Company is in the process of renegotiating a further lease period..  The anticipated total rental charge in respect of the year ending June 30, 2018, without taking into account an as yet unknown lease extension, is approximately USD 11,672.  Phenogen Sciences Inc. does not have an option to purchase the leased premises at the expiry of the lease period.

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

The operating result for the year ended June 30, 2017 is directly reflective of the Company’s concentrated focus on the expansion of its genetic testing business, with emphasis on the sale and distribution of the BREVAGenplus® breast cancer risk test in the U.S. through its wholly-owned U.S. subsidiary, Phenogen Sciences Inc.

Since inception up to June 30, 2017, we have incurred $117,848,074 in accumulated losses.  Our losses have resulted principally from costs incurred in research and development, general and administrative and sales and marketing costs associated with our operations.  Refer to the Consolidated Statements of Operations in Item 18.

During the 2017 financial year, Genetic Technologies Limited and its subsidiaries generated consolidated gross revenues from continuing operations, excluding other income, of approximately $0.5 million, a decrease from $0.8 million in 2016 and $ 2.0 million in 2015. The comparisons reflect the impact of the substantial restructuring changes that took place during 2015, as well as the slow growth rates being experienced in the market adoption of the BREVAGenplus breast cancer risk assessment test in the U.S.

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

Recent Accounting Pronouncements

In respect of the year ended June 30, 2017, the Group has assessed all new accounting standards mandatory for adoption during the current year, noting no new standards which would have a material effect on the disclosure in these financial statements.  There has been no effect on the profit and loss or the financial position of the Group.  Certain new accounting standards and interpretations have been published that are not mandatory for June 30, 2017 reporting periods.  The Group’s and the parent entity’s assessment of the impact of these new standards and interpretations is set out in Note 2(b) of the attached financial statements.

Critical Accounting Policies

The accounting policies which are applicable to the Group and the parent entity are set out in Notes 2(c) to 2(y) of the attached financial statements.

Comparison of the year ended June 30, 2017 to the year ended June 30, 2016

Revenues from operations

The Group’s primary focus during 2017 was aimed at achieving market acceptance and physician adoption of the BREVAGenplus® breast cancer risk assessment test in the U.S. through its wholly owned U.S. subsidiary, Phenogen Sciences Inc. This strategy resulted in the implementation of several modifications to the BREVAGenplus®  test as well as the transition from a traditional reimbursement system through insurance providers to a direct patient self-pay pay program in an effort to simplify the BREVAGenplus® billing and collection policy. An enhanced medical affairs presence together with  a refined marketing message, with a focus on health care provider education have been key elements in the drive to achieve this market acceptance and adoption.

During the 2017 financial year, Genetic Technologies Limited and its subsidiaries generated consolidated gross revenues from continuing operations, excluding other revenue, of $518,506 compared to $824,586 in the preceding year.  The overall decline of $306,080 is as a result of a $191,661 reduction in previously accrued BREVAGenTM and BREVAGenplus revenues, driven by ongoing reduced test samples and collection rates, with the balance of $114,419 of the differential directly attributable to a decrease in the overall combined sales of the BREVAGenTM and BREVAGenplus® tests. Samples received for BREVAGenTM and BREVAGenplus® tests during 2017 were 895 compared to 1,184 in the previous financial year.

Overheads decreased by $852,040 compared with 2016.  The combined areas of selling/ marketing, administration, licensing and operations (excluding net foreign currency losses) totaled $8,053,462 for the year compared with $8,905,502 for 2016.  The overall decrease is reflective of the ongoing commitment to effectively manage overhead spending.

The loss for the year of $8,403,826 includes a $544,694 expense for the impairment of intangible assets. No significant items were reported during the previous financial year.

Cost of sales

Our cost of sales from continuing operations decreased by 34% from $743,060 to $492,417. There was a slight increase in BREVAGenplus® direct materials utilized of $12,814 as a result of the operating inefficiencies of performing testing on a reduced number of samples received. Depreciation expense attributable to the laboratory testing equipment increased by $ 10,890 whilst direct labour costs decreased by $46,347 as a result of a streamlined laboratory team. There was a decrease in inventories written off of $228,000 in 2017, which included BREVAGenplus® materials that had expired during the year of $ 53,856.

Other revenue

Other revenue which in prior years included total revenues generated from our licensing and royalty and annuity activities decreased by $300,548 (100%) to $ Nil. This decrease is attributable to the expiry of a license agreement with Applera Corporation in December 2015 as well as being reflective of the Company’s restructuring activities initiated in 2015, whereby focus on the previous licensing and assertion programme was minimized.

Although there was an overall change in focus during 2015 to grow sales revenues of BREVAGenplus® in the U.S, the Company will continue to use Sheridan Ross to assist with its licensing and intellectual property activities.

Selling and marketing expenses

Selling and marketing expenses decreased by $465,023 (15%) to $2,721,474 during the 2017 financial year. Personnel related costs decreased by $201,799 (12%) as a direct result of ongoing natural attrition within the U.S. sales and marketing team. Fees paid for public relations services decreased by $207,361 to $Nil as the Company terminated its agreement with a service provider in 2016.

General and administrative expenses

General and administrative expenses (excluding net foreign currency losses) decreased by $68,124 (2%) to $2,933,659 during the financial year.

In line with streamlined commercial operations subsequent to the 2015 restructuring, fees for tax advice and compliance, accounting and other services decreased by $55,259 (34%) to $107,997. In the absence of any specific U.S filing such as an f-3 shelf filing undertaken in the U.S. during 2016, Legal and other U.S. regulatory costs incurred under a  streamlined operating structure decreased by 32% ($58,006) to $125,992.

Licensing, patent and legal costs

No Licensing, patent and legal costs were incurred during 2017. The last of the personnel associated with the Licensing assertion programme left the Company in July 2015 and consulting fees paid in relation to the programme ceased in November 2014. Prior year costs have been combined with Laboratory, research and development costs for disclosure purposes in the Statement of Comprehensive Income/ (loss) for 2017.

Laboratory, research and development costs

Laboratory, research and development costs decreased by $321,999 (12%) to $2,366,334 during the 2017 financial year. As a result of lower test samples received, there was a reduction in 2 part time and 1 full time positions during the year, which resulted in a decrease in employee related costs of $72,384 (8%) to $827,929. Patent & legal costs decreased by $59,724 (12%) to $438,915, primarily ($49,212 or 82% of the decrease) attributable to the restructuring activities of 2015, and the decision to no longer actively pursue the RareCellect research project. Additionally, as a result of the impairment of the intangible assets at December 31, 2016, the amortization expense associated with the intangible assets decreased by $63,782 (50%) in 2017.

Finance costs

Finance costs increased by $3,106 (11%) to $ 31,995 during the 2017 year. Finance costs incurred in 2017 and 2016 were primarily bank charges.

Non-Operating income and expenses

Other income and expenses included the following movements:

•                      Research and development tax credit of $253,159 in the current financial year decreased by $106,614. The research tax credit is recognized on an accrual basis when realizable.  There was a decrease in laboratory supplies used in research activates of $ 155,240 as most of the work was undertaken at third party collaborator facilities.

•                      A net foreign currency loss of $175,871 (2016; $427,574) was recorded for the year. The loss is primarily driven by the translation of US dollar cash reserves to Australian dollars at June 30, 2017.

•                  An impairment expense of $544,694 (2016: $ Nil) relating to the BREVAGen intangible assets was recognized. The assets have been impaired in line with IAS 36, Impairment of assets and the Company’s accounting policy, as disclosed in note 2 of the 2017 Annual Report

Comparison of the year ended June 30, 2016 to the year ended June 30, 2015

Revenues from operations

The operating result for the year is directly reflective of the repositioning of the business involving the divestment of the Australian Heritage business that took place in 2015.  The Groups primary focus during 2016 has been geared toward establishing the BREVAGenplus® test as a leading non-hereditary breast cancer risk assessment test that is affordable to all women who qualify for the test. Attaining Peer-reviewed publication in medical journals, strengthening of the management team in the U.S., an intensified and targeted marketing campaign with national reach, a refreshed BREVAGenplus® website and a reinvigorated social media presence have been key elements in the drive to achieve this goal.

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

Savings achieved from the ongoing restructuring activities during the 2016 financial year which are reflective of the divestment of the Heritage business in the prior financial year resulted in a decrease in overheads by $2,945,988 compared with 2015.  The combined areas of selling/ marketing, administration, licensing and operations totaled $9,333,076 for the year compared with $12,279,064 for 2015.  The decreased licensing activities accounted for $331,837 of the decrease with the remaining $2,614,151 million the result of the divestment of the Heritage business in November 2014, benefits derived from restructure activities and better management with overhead spending.

There were no significant items reported during 2016 compared to a $1,396,798 pre-tax profit on the sale of the Heritage business and a write-down of $795,533 against the opening asset value for the Immunaid option disclosed in 2015.

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

Share based payment expenses decreased by $ 289,965 (88%) to $40,093. Included in this cost for the year ended June 30, 2015 was an amount of $330,059 associated with the Kentgrove Standby facility which was not recurring in 2016 (refer Item 10A. below for further details on the Kentgrove Standby Facility). Occupancy related costs associated with the make good of lease fitouts of the Company’s Fitzroy premises that initially commenced in the 2015 year decreased by $336,744.

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

Non-Operating income and expenses

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

Item 5.B                        Liquidity and Capital Resources

Summary

Since inception, our operations have been financed primarily from capital contributions by our stockholders, proceeds from our licensing activities and revenues from operations, grants, and interest earned on the Company’s cash and cash equivalents. Currently our overall cash position depends on completion of our research & development activities, overall market acceptance of and revenue generated by our BREVAGenplus® test, grants and interest earned on the Company’s cash & cash equivalents. The Company’s cash and cash equivalents were $10,988,255 as of June 30, 2017.

During the year ended June 30, 2017, we incurred comprehensive losses of $8,534,481.  During the year ended June 30, 2016, we incurred comprehensive losses of $7,151,746. During the year ended June 30, 2015, we incurred comprehensive losses of $8,396,165.

During the year ended June 30, 2017, the Company’s net cash flows used in continuing operations were $6,813,639. During the year ended June 30, 2016, the Company’s net cash flows used in continuing operations were $7,726,838. During the year ended June 30, 2015, the Company’s net cash flows used in continuing operations were $9,691,528.

The Directors expect increased cash outflows from operations during the 2018 financial year as the Company continues to invest resources in expanding the research & development, particularly the development of the colorectal cancer risk assessment test, and sales & marketing activities in support of BREVAGenplus in the U.S. As a result of these expected cash outflows, the Directors have initiated a comprehensive strategic review of the Group’s operations. This review, which commenced during the first half of the 2018 financial year, will explore a wide range of possible strategic alternatives designed to maximise near and long-term value for the Group’s shareholders (the Group has retained Roth Capital Partners LLC to serve as a financial advisor in the process). The strategic review will also give consideration to future cash needs to ensure the Group continues to hold adequate levels of cash resources to meet creditors and other commitments.

Going Concern. The longer-term viability of the Company and its ability to continue as a going concern and meet its debts and commitments as they fall due is dependent on the successful completion and implementation of the results of the strategic review.

Due to the uncertainty surrounding the completion and implementation of the results of the strategic review, and the timing, quantum or the ability to raise additional funds if identified in the strategic review, there is a material uncertainty that may cast significant doubt on the Company’s ability to continue as a going concern and therefore, that it may be unable to realize its assets and discharge its liabilities in the normal course of business.  However, the Directors believe that the Company will be successful in the above matters and accordingly, have prepared the attached financial report on a going concern basis.

Operating Activities. Our net cash from / (used in) operating activities was $(6,813,639), $(7,726,838) and $(9,691,528) for the years ended June 30, 2017, 2016 and 2015, respectively.  Cash from / (used in) operating activities for each period consisted primarily of losses incurred in operations reduced by impairment of intangible assets expenses, depreciation and amortization expenses, share based payments expenses, foreign exchange movements and unrealized profits and losses relating to investments.  In approximate order of magnitude, cash outflows typically consist of staff-related costs, marketing expenses, service testing expenses, general and administrative expenses, legal/patent fees and research and development costs.

Investing Activities. Our net cash from / (used in) investing activities was $(182,149), $(296,331) and $1,965,422 for the years ended June 30, 2017, 2016 and 2015, respectively.  During the year ended June 30, 2017, $52,650 was received from the sale of unutilized laboratory equipment that was superfluous to the requirements of the Company’s current operations following the 2015 divestment of the Heritage business. Apart from the purchase of plant and equipment of $234,799 in 2017, $303,462 in 2016, and $192,592 in 2015, we had no other significant capital expenditures for the years ended June 30, 2017, 2016 and 2015.

Financing Activities. Our net cash from / (used in) financing activities was $7,110,049, $(1,654) and $22,867,263 for the years ended June 30, 2017, 2016 and 2015, respectively. During the year ended June 30, 2017, the Company generated cash flows of $8,049,369 from the issue of 720,000,000 ordinary shares and $295,110 from a facility fee rebate on previously issued shares less costs associated with the transactions of $(1,234,430). No new financing activities were undertaken for the year ended June 30, 2016, whilst in respect of the year ended June 30, 2015, the Company generated gross cash flows of $23,289,927 from the issue of 744,540,728 ordinary shares, $2,150,000 from the issue of convertible notes less costs associated with these transactions of $(2,572,664).

Future cash requirements

The Directors have undertaken an assessment of the Company’s ability to pay its debts as and when they fall due.  As part of this assessment, the Directors have had regard to the Company’s cash flow forecasts for the twelve month period from the date at which the Financial Report was authorized and lodged and the cash balance on hand as of that date.  The Directors recognize that there is uncertainty in the consolidated entity’s cash flow forecasts, and that the continuing viability of the Company and its ability to continue as a going concern and meet its debts and commitments as they fall due is dependent on the successful completion and implementation of the results of a comprehensive strategic review that has been initiated.

We do not have any  lines of credit  and nominal credit card facilities with National Australia Bank Limited (“NAB”) and Bank of America, N.A. which, as of June 30, 2017, had total available credit of $293,700.

Operating leases

We are obligated under two operating leases that were in place at June 30, 2017.  These leases relate to the premises occupied by the Company in Fitzroy, Victoria, Australia and by its U.S. subsidiary, Phenogen Sciences Inc., in Charlotte, North Carolina, U.S.A.

The future minimum lease payments in respect of the two operating leases that were in place and had remaining non-cancellable lease terms as of June 30, 2017 were $263,668.

Item 5.C                            Research and Development, Patents and Licenses, etc.

Our principal business is biotechnology, with a historical emphasis on genomics and genetics, the licensing of our non-coding patents, reduction to practice of our fetal cell patents and expansion of the related service testing business. Research and development expenditure as below is reflective of the changes implemented during 2015 following the sale of the Australian Heritage business in November 2014, and a focus the BREVAGenplus® breast cancer risk test. In November 2016, we commenced work on the colorectal cancer (CRC) risk assessment test project.

The following table details historic R&D expenditure by project.

	2017	2016	2015
	$	$	$
RareCellect (1)	10,782	59,453	170,107
BREVAGenplus	216,121	282,460	346,792
Colorectal Cancer Risk Assessment Test	114,651	—	—
Other general R&D	77,044	53,625	211,693
Total R&D expense	418,598	395,538	728,592
Other expenditure	8,847,846	9,680,597	12,441,715
Total expenditure	9,266,444	10,076,136	13,170,307
R&D as a % of total expenditure	5%	4%	6%

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

Item 5F.                  Information about contractual obligations

The table below shows the contractual obligations and commercial commitments as of June 30, 2017:

	0-1 year	>1-<3 years	>3-<5 years	>5 years
Operating lease commitments	$227,992	$35,676	$—	$—

The above financial obligations are in respect of leases over office and laboratory premises.

Item 6.                                 Directors, Senior Management and Employees

Item 6.A                        Directors and Senior Management

The Directors of the Company as of the date of this Annual Report are:

Dr. Malcolm R. Brandon, BScAgr, PhD (Non-Executive)

Dr. Brandon was appointed to the Board on October 5, 2009 and as its Chairman on November 28, 2012.  He has over 40 years’ experience in commercially focused research and development and in building successful companies which have commercialized a wide range of Australian and international technologies. Dr. Brandon is currently Managing Director of genetics and artificial animal breeding company Clone International which uses cloning technologies to preserve the genetics of elite animals.

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

Dr Paul A. Kasian,  PhD, MBA, GAICD (Non-Executive)

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

Dr. Kasian has held senior leadership positions in a number of investment groups, and has significant funds management experience in Australia leading investment in the healthcare and life sciences sector. He holds a PhD in Microbiology and a Master of Business Administration, both from the University of Melbourne, and is a Graduate Member of the Australian Institute of Company Directors. Dr. Kasian is also a non-executive director of IODM Limited (ASX: IOD), ELK OrthoBiologics and Blockchain Global Limited.

Mr Grahame Leonard AM, BA (Hons), LLB, CA, CPA, FAICD (Dip), AFAIM (Non-Executive)

Mr. Leonard was appointed to the Board on November 29, 2013 and also serves as Chairman of the Company’s Audit Committee. He is a qualified Lawyer and Chartered Accountant. He brings over 35 years’ experience in the corporate world including Lysaght (BHP), BTR Nylex and The Thompson Corporation. His numerous community positions include former Commissioner, Victorian Multicultural Commission, former Chair, Victorian Government Multifaith Advisory Group and former Director of Transparency International Australia, (the Australian arm of the international anti-corruption watchdog).

Dr. Lindsay Wakefield, M.B.B.S (Non-Executive)

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

Senior Management

We have a professional team of qualified and experienced personnel, including a number of research and development scientists and technicians.  The Group currently has 20 full-time-equivalent employees in addition to the four Non-executive Directors listed above.  Of the total number of personnel, three have Doctorate qualifications.  In addition to the Chief Executive Office, Mr. Buccilli whose details are noted above, the members of the Company’s Senior Leadership Team as of the date of this Report, and a brief summary of their relevant experience, are as follows:

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

Item 6.B                 Compensation

Details of the nature and amount of each major element of the compensation of each director of the Company and each of the named officers of the Company and its subsidiaries, for services in all capacities during the financial year ended June 30, 2017 and 2016 are listed below.  All figures are stated in Australian dollars (AUD).

Name and title of		Short-term		Post-employment	Other long-	Share-based
Non-Executive Directors	Year	Salary/fees	Other	Superannuation*	term benefits	Options	Totals
		$	$	$	$	$	$
Dr Malcolm R. Brandon	2017	91,089	—	8,653	—	—	99,742
Non-Executive Chairman	2016	89,303	—	8,484	—	—	97,787
Grahame Leonard AM	2017	56,065	—	5,326	—	—	61,391
	2016	54,967	—	5,222	—	—	60,189
Dr Paul Kasian	2017	56,065	—	5,326	—	—	61,391
	2016	54,967	—	5,222	—	—	60,189
Dr Lindsay Wakefield	2017	56,065	—	5,326	—	—	61,391
	2016	54,967	—	5,222	—	—	60,189
Totals	2017	259,284	—	24,631	—	—	283,915
	2016	254,204	—	24,150	—	—	278,354

Key Management Personnel

Name and title of		Short-term		Post-employment	Other long-term	Share-based	Termination
Executives	Year	Salary/fees	Other	Superannuation*	benefits**	Options ***	benefits	Totals
		$	$	$	$		$	$
Eutillio Buccilli (1)	2017	313,650	33,000	32,566	19,297	45,639	—	444,152
Executive Director & Chief Executive Officer	2016	307,500	83,800	32,062	15,519	26,623	—	465,504
Luisa Ashdown (2)	2017	—	—	—	—	—	—	—
Director, Licensing & IP	2016	6,856	—	2,964	(16,980)	—	53,795	46,635
Diana Newport	2017	105,493	—	10,022	10,962	10,533	—	137,010
Quality & Ops. Director	2016	103,343	—	11,242	(298)	1,373	—	115,660
Dr Richard Allman (3)	2017	162,053	8,100	16,526	12,528	17,287	—	216,494
Scientific Director	2016	158,875	11,900	16,518	8,317	2,747	—	198,357
Brian Manuel (4)	2017	—	—	—	—	—	—	—
Chief Financial Officer	2016	66,667	—	6,333	4,263	—	—	77,263
Kevin Fischer (5)	2017	168,300	12,600	17,575	9,421	22,330	—	230,226
Chief Financial Officer	2016	113,808	16,700	10,812	5,454	9,351	—	156,125
Chris Saunders (6)	2017	283,402	14,832	—	7,408	22,330	—	327,972
US-VP Sales & Marketing	2016	183,760	37,629	—	12,277	9,351	—	243,017
Dr Susan Gross (7)	2017	165,262	7,481	—	1,978	3,150	—	177,871
US-Senior Medical Director	2016	5,944	—	—	—	—	—	5,944
Sub-totals for Executives	2017	1,198,160	76,013	76,689	61,594	121,269	—	1,533,725
	2016	946,753	150,029	79,931	28,552	49,445	53,795	1,308,505
Total remuneration of Key Management Personnel	2017	1,457,444	76,013	101,320	61,594	121,269	—	1,817,640
	2016	1,200,957	150,029	104,081	28,552	49,445	53,795	1,586,859

Notes pertaining to changes during the year:

(1)         Other” includes a bonus paid or payable to Mr Buccilli in the amount of $33,000 at the discretion of the Board.

(2)         Ms Ashdown ceased to be an executive with effect from July 2015.

(3)         “Other” includes a bonus paid or payable to Dr Allman in the amount of $8,100 at the discretion of the Board.

(4)         Mr Manuel held the role of Chief Financial Officer until his resignation in October 2015.

(5)         Mr Fischer was appointed to role of Chief Financial Officer in November 2015. “Other” includes a bonus paid or payable in the amount of $12,600 at the discretion of the board.

(6)         Mr Saunders was appointed to the role of Vice President Sales & Marketing in November 2015. “Other” includes a bonus paid or payable in the amount of $14,832 at the discretion of the board.

(7)         Dr Gross was engaged under a consulting agreement to perform the role of Senior Medical Director for Phenogen Sciences Inc (USA) in June 2016. Remuneration is by way of a fixed monthly consultancy fee for services provided on a part time basis to 31 December 2016, after which Dr Gross was employed on a part time basis through an employment contract. “Other” includes a bonus paid or payable in the amount of $7,481 at the discretion of the board. Dr Gross ceased to be an executive with effect from September 2017.

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

Options exercised, granted, altered and forfeited as part of remuneration during the year ended 30 June 2017

Details of the options held by the Executives nominated as Key Management Personnel during the year ended 30 June 2017 are set out below. As at 30 June 2017, there were 6 executives and 4 employees who held options that had been granted under the Company’s respective option plans.

Options Exercised

No options granted as equity compensation benefits to Executives were exercised during the year.

Options Granted

During the 2017 financial year 21,500,000 options were granted as equity compensation benefits to Executives.

	Options	Exercise	Fair value	Final
Name of Executive	Granted	price	per option	vesting date
Dr. Richard Allman 1	5,000,000	$0.01	$0.005	16 Feb 2022
Diana Newport	4,000,000	$0.01	$0.005	16 Feb 2022
Kevin Fischer	5,000,000	$0.01	$0.005	16 Feb 2022
Chris Saunders	5,000,000	$0.01	$0.005	16 Feb 2022
Dr. Susan Gross	2,500,000
Totals	21,500,000

Options Forfeited

No options granted as equity compensation benefits to Executives were forfeited during the year.

Alterations to terms of Options Granted in 2016

During the 2017 financial year, the vesting conditions attached to 31,736,111 options that had previously been granted as equity compensation benefits to Executives were amended as follows;

a.              Date of Alteration: 17 February 2017

b.              Market price of underlying equity instruments at date of alteration: at a price of $0.01 per share = $ 317,361

c.               Terms prior to alteration:

i.             Number and class of underlying equity instruments: 31,736,111 options over ordinary shares with a strike price of $ 0.02 per share

ii.          Time remaining until expiry:

•             Options Granted 25 November 2015 (24,236,111 Options) = ~ 3.75 years

•             Options Granted 1 April 2016 (7,500,000 Options) = ~ 4.1 years

iii.       Vesting conditions; market related vesting conditions of share price growth whereby options can be exercised at any time after the date on which the option meets the vesting condition of the 3 months VWAP of shares traded on the ASX per table as follows;

Tranche Number	Vesting Condition — VWAP Price
1	$0.05
2	$0.10
3	$0.20

d.              Terms following the alteration:

i.                  Number and class of underlying equity instruments: 31,736,111 options over ordinary shares with a strike price of $ 0.02 per share

ii.               Time remaining until expiry:

•      Options Granted 25 November 2015 (24,236,111 Options) = ~ 3.75 years

•      Options Granted 1 April 2016 (7,500,000 Options) = ~ 4.1 years

iii.            Vesting conditions; non-market related vesting conditions of tenure, vesting in 2 equal tranches as follows;

•   50% entitlement released from ESCROW on 30 June 2017, and

•   50% entitlement released from ESCROW on 30 June 2018.

e.               Total Fair value of the options;

i.       Immediately before the alteration : $ 423,798 (using a Monte Carlo simulation method)

ii.    Immediately after the alteration : $ 65,667 (using a Black-Scholes option pricing model)

iii. Difference — reduction of $ 358,131

Options exercised, granted and forfeited as part of remuneration during the year ended 30 June 2016

During the 2016 financial year 31,736,111 options were granted as equity compensation benefits to Executives. No options were exercised and 1,500,000 were forfeited.

Fair values of options

The above options granted during the 2017 financial year vest in three equal tranches, with the first tranche vesting on the date of the 2017 Annual General Meeting and thereafter on each anniversary of that date, subject to the recipient meeting the vesting condition of continuous tenure during the relevant period.

Fair values at grant date are independently determined using a Black-Scholes option pricing model that takes into account the exercise price, the term of the option, the share price at grant date and expected price volatility of the underlying share, the expected divided yield and the risk-free interest rate for the term of the option.

Fair values at grant date of the options issued during the 2016 financial year was originally determined independently using a Monte Carlo Simulation method that takes into account the exercise price, the VWAP hurdle (preceding 3 month price), the term of the option, the share price at grant date and expected price volatility of the underlying share, the expected divided yield and the risk-free interest rate for the term of the option.

Option holdings of Key Management Personnel 30 June 2017

								Financial year	Fair
						Vesting as at year end		in which	Value yet
Name of option	Opening		Number of options		Closing		Not	options	to vest
holder	balance	Granted	Exercised	Lapsed	balance	Exercisable	exercisable	vest	$
Executive
Eutillio Buccilli	14,236,111	—	—	—	14,236,111	7,118,055	7,118,056	2018	90,777
Diana Newport	2,500,000	4,000,000	—	—	6,500,000	1,250,000	5,250,000	2019	30,719
Richard Allman	5,000,000	5,000,000	—	—	10,000,000	2,500,000	7,500,000	2019	46,438
Kevin Fischer	5,000,000	5,000,000	—	—	10,000,000	2,500,000	7,500,000	2019	56,883
Chris Saunders	5,000,000	5,000,000	—	—	10,000,000	2,500,000	7,500,000	2019	56,883
Susan Gross	—	2,500,000	—	—	2,500,000	—	2,500,000	2019	20,000
Totals	31,736,111	21,500,000	—	—	53,236,111	15,868,055	37,368,056		301,700

Option holdings of Key Management Personnel 30 June 2016

								Financial year	Fair
						Vesting as at year end		in which	Value yet
Name of option	Opening		Number of options		Closing		Not	options	to vest
holder	balance	Granted	Exercised	Lapsed	balance	Exercisable	exercisable	vest	$
Executive
Eutillio Buccilli	—	14,236,111	—	—	14,236,111	—	14,236,111	*	205,377
Luisa Ashdown	1,000,000	—	—	(1,000,000)	—	—	—	—	—
Luisa Ashdown	500,000	—	—	(500,000)	—	—	—	—	—
Diana Newport	—	2,500,000	—	—	2,500,000	—	2,500,000	*	24,719
Richard Allman	—	5,000,000	—	—	5,000,000	—	5,000,000	*	49,438
Kevin Fischer	—	5,000,000	—	—	5,000,000	—	5,000,000	*	72,133
Chris Saunders	—	5,000,000	—	—	5,000,000	—	5,000,000	*	72,133
Totals	1,500,000	31,736,111	—	(1,500,000)	31,736,111	—	31,736,111		423,800

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

As of June 30, 2017, there were 6 executives and 4 employees who held options that had been granted under the Company’s respective option plans.  Options issued under the Plan carry no rights to dividends and no voting rights.

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

Year ended June 30, 2017:

During the year ended June 30, 2017, a total of 22,750,000 options over the Company’s ordinary shares were issued to certain employees of the Group as follows;

Key Management Personnel (KMP) - see above for more details; 21,500,000 options were issued to KMP in February 2017.  The options were issued at no charge, and entitle the holder to acquire one ordinary share in the Company at an exercise price of $0.01 each up to, and including February 16, 2022.The options vest based on non-market performance conditions (requirement to remain employed by the Company) in three tranches commencing on the date of the 2017 Annual General Meeting (AGM) of the Company and then at each of the 12 and 24 month anniversaries thereafter. The fair value of each option granted is estimated by an external valuer using a Black-Scholes option-pricing model — further details as described in the preceding section

Other — employees of Phenogen Sciences Inc.: During the year 1,250,000 options were issued to a number of employees of the Company’s US Subsidiary, Phenogen Sciences Inc. The options were issued at no charge, and entitle the holder to acquire one ordinary share in the Company at an exercise price of $0.01 each up to, and including February 16, 2022. The options vest based on non-market performance conditions (requirement to remain employed by the Company) in three equal tranches commencing on the date of the 2017 Annual General Meeting (AGM) of the Company and then at each of the 12 and 24 month anniversaries thereafter. The fair value of each option granted is estimated by an external valuer using a Black-Scholes option-pricing model.

During the 2017 financial year, no options were exercised and 1,500,000 options that had previously been issued to employees were forfeited.  Option holders do not have any right, by virtue of their options, to participate in any share issue of the Company or any related body corporate.

As of the date of this Annual Report, there was a total of 54,736,111 unlisted employee options outstanding.

Options granted under the Employee Option Plan carry no rights to dividends and no voting rights and generally have an expiry date of nearly five years from the date of grant.

During the years ended June 30, 2017, 2016 and 2015, the Company recorded a share-based payments expense in respect of the options granted of $ 120,287, $50,239 and $(26,536).

This share based payment expense is included within selling and marketing costs, general and administrative costs, licensing, patent and legal costs, and laboratory research and development costs in the statement of comprehensive income/ (loss). The following is additional information relating to the options granted under the respective Plans as of June 30, 2017:

	Options outstanding			Options exercisable
Range of exercise prices	Number of options	Weighted average exercise price	Remaining weighted average contractual life (years)	Number of options	Weighted average exercise price
$0.01 - $0.10	54,736,111	$0.016	3.96	15,868,056	$0.020
$0.11 - $0.20	—	$—	—	—	$—
	54,736,111	$0.016	3.96	15,868,056	$0.020

The following is additional information relating to the options granted under the respective Plans as of June 30, 2016:

	Options outstanding			Options exercisable
Range of exercise prices	Number of options	Weighted average exercise price	Remaining weighted average contractual life (years)	Number of options	Weighted average exercise price
$0.01 - $0.10	33,486,111	$0.022	4.47	83,333	$0.040
$0.11 - $0.20	—	$—	—	—	$—
	33,486,111	$0.022	4.47	83,333	$0.040

The following is additional information relating to the options granted under the respective Plans as of June 30, 2015:

	Options outstanding			Options exercisable
Range of exercise prices	Number of options	Weighted average exercise price	Remaining weighted average contractual life (years)	Number of options	Weighted average exercise price
$0.01 - $0.10	1,125,000	$0.040	3.92	—	$—
$0.11 - $0.20	2,750,000	$0.182	1.21	2,666,667	$0.183
	3,875,000	$0.140	2.00	2,666,667	$0.183

The fair value for the options issued to employees was estimated at the date of grant using either a Monte Carlo simulation analysis or Black-Scholes option pricing valuation model;

Key Management Personnel (KMP) — with the following range of assumptions for June 30:

	2017	2016	2015
Risk Free Interest Rate	2.19%	1.93% to 2.22%	—
Expected Dividend Yield	—	—	—
Historic and Expected Volatility	60%	80%	—
Option Exercise Prices	$0.010	$0.020	—
Weighted Average Exercise Price	$0.010	$0.020	—
Expected Lives	4.50 years	4.50 years	—
Valuation Model	Black-Scholes	Monte Carlo	—

Other — employees of Phenogen Sciences Inc.: with the following range of assumptions for June 30:

	2017	2016	2015
Risk Free Interest Rate	2.19%	1.93% to 2.22%	2.81%
Expected Dividend Yield	—	—	—
Historic and Expected Volatility	60%	80%	80%
Option Exercise Prices	$0.010	$0.039 to $0.058	$0.040
Weighted Average Exercise Price	$0.010	$0.053	$0.040
Expected Lives	4.50 years	4.40 years	3.83 years
Valuation Model	Black-Scholes	Black-Scholes	Black-Scholes

Modification of share-based payment arrangements

In February 2017, the Company modified the vesting conditions of the 31,736,111 options granted to KMP during 2016 from that of market related share price growth to non-market conditions of continuing employment with the Company, vesting in two equal tranches on the 30 June 3017 and 30 June 2018. All other vesting conditions attached to these option, including Option exercise price and expiry date remained unchanged. The fair value of the options at the date of the modification was $358,131 less than the original fair value, primarily as a result of the reduced share price at date of revaluation, as follows;

	Fair Value Post Modification		Fair Value Pre Modification
Grant Date	1 April 2016	25 Nov 2015	1 April 2016	25 Nov 2015
Options issued	7,500,000	24,236,111	7,500,000	24,236,111
Dividend yield	—	—	—	—
Historic volatility and expected volatility	60%	60%	80%	80%
Option exercise price	$0.020	$0.020	$0.020	$0.020
Weighted average exercise price	$0.020	$0.020	$0.020	$0.020
Risk-free interest rate	2.08%	2.02%	1.93%	2.22%
Expected life of an option	3.6 years	3.3 years	4.3 years	4.5 years
Model used	Black-Scholes	Black-Scholes	Monte Carlo	Monte Carlo

In line with the relevant accounting standards, the reduction in fair value of the options will not be recognized, with the expense of the original option grant to continue to be recognized as if the terms had not been modified.

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

The Board meets to discuss business regularly throughout the year, with additional meetings being held when circumstances warrant.  Included in the table below are details of the meetings of the Board and the sub-committees of the Board that were held during the 2017 financial year.

	Directors’ meetings		Audit Committee meetings		Remuneration Committee meetings
	Attended	Eligible	Attended	Eligible	Attended	Eligible
Dr Malcolm Brandon	10	11	—	—	—	—
Mr. Eutillio Buccilli	10	11	—	—	2	2
Mr. Grahame Leonard A.M.	10	11	4	4	—	—
Dr Paul Kasian	11	11	4	4	2	2
Dr Lindsay Wakefield	10	11	4	4	2	2

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

Item 6.D                Employees

As of the date of this Annual Report, the Group comprising the Company and its subsidiaries, employed 16 full-time equivalent employees.  The number of full-time equivalent employees as of the end of each respective financial year ended June 30 are as follows:

2017	20
2016	25
2015	23

Item 6.E        Share Ownership

The relevant interest of the directors in the share capital of the Company as notified by them to the Australian Securities Exchange in accordance with section 205G(1) of the Corporations Act 2001 as of the date of this Annual Report is as follows:

Director	Ordinary shares	Percentage of Capital held
Dr. Malcolm R. Brandon	—	N/A
Eutillio Buccilli	—	N/A
Dr. Paul Kasian	256,410	0.010%
Grahame Leonard A.M.	6,000,000	0.250%
Dr. Lindsay Wakefield	8,325,263	0.342%

Notes:             As of the date of this Annual Report, Dr Wakefield has an indirect interest in 8,333,333 options over Ordinary Shares and Mr Buccilli has a direct interest in 14,236,111 options granted to him under the employee share option scheme.

Item 7.            Major Shareholders and Related Party Transactions

Item 7.A        Major Shareholders

As at the date of this Annual Report, there is one shareholder who is the beneficial owner of 5% or more of our voting securities;

Renaissance Technologies LLC holds 942,180 ADS’s, being the equivalent of 141,327,000 ordinary shares or 5.8% of the issued share capital of the Company.

The number of Ordinary Shares on issue in Genetic Technologies as of the date of this Annual Report was 2,435,282,724.  The number of holders of Ordinary Shares in Genetic Technologies as of the date of this Annual Report was approximately 2,927.

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

Item 7.B        Related Party Transactions

During the year ended June 30, 2017, the only transactions between entities within the Group and other related parties occurred, are as listed below.  Except where noted, all amounts were charged on similar to market terms and at commercial rates.

Phenogen Sciences Inc.

During the year ended June 30, 2017, Phenogen Sciences Inc., a subsidiary, purchased testing services from Genetic Technologies Corporation Pty. Ltd., another subsidiary at a cost of $74,762 (2016: $91,676). This transaction is eliminated on consolidation of the Company’s accounts

Debt convertible notes

As described in Note 17 of the Financial Report, during the year ended June 30, 2015 the Company finalized the raising of $2,150,000 via the issue of unlisted secured (debt) notes to existing and new Australian institutional and wholesale investors. The debt notes carried a 10.0% coupon rate, and as approved at the Annual General Meeting, held on November 25, 2014, became convertible notes which could convert into ordinary shares (at a 10.0% discount to the 5 day VWAP). These convertible notes also carry free attached options to purchase further shares in the Company.

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

Significant other changes

•                  Contributed equity increased by $ 7,110,049 to $ 122,382,625 as the result of a private share placement and rebate of a facility fee on previously issued shares. Details of the changes in contributed equity are disclosed in note 19 to the financial statements.

•                  Impairment of Assets - Slow growth rates in the market adoption of the BREVAGenplus® breast cancer risk assessment test contributing to net losses represented an impairment triggering event in the first half of the year. The Group performed an impairment assessment, which resulted in a non-cash impairment of $544,694 being recognized at 31 December 2016. The Company impairs assets in accordance with AASB 136 (IAS 36) Impairment of Assets. This standard prescribes that an impairment loss must be recognized if an assets carrying value exceeds its recoverable amount (refer Note 2 for more details). Management prepares internal valuations of each asset annually (or more frequently should indicators of impairment be identified). The valuations are reviewed and consideration is given as to whether there are indicators of impairment which would warrant impairment testing

Impairment testing conducted at 30 June 2017 supports management’s assessment that the intangible asset should remain fully impaired at year end. Details of the impairment testing conducted are included in note 15 to these accounts

•                  On 17 February 2017, the Company granted a total of 22,750,000 options over ordinary shares in the Company to certain Key Management Personnel (21,750,000 options) and US employees (1,000,000 options). The options, which were granted at nil consideration, entitle the holders to acquire one ordinary share, at a strike price of $0.01 at any time up to, and including 16 February 2022, subject to certain vesting conditions.

Changes to the Board of Directors

There were no changes to the Board of Directors during the year ended June 30, 2017.

Significant events after balance date

Nasdaq notice

On July 21, 2017, the Company announced that it received a letter dated  July 19, 2017, from the Nasdaq Stock Market notifying the Company that for the last 30 consecutive business days, prior to July 18, the bid price for the Company’s ordinary shares had closed below the minimum $US1.00 per share requirement for continued inclusion under Nasdaq Marketplace Listing Rules (the “Rules”).

The Notice stated that in accordance with the Rules the Company has 180 calendar days, or until January15, 2018, to regain compliance. To regain compliance with the minimum bid price requirement, the Company’s securities must meet or exceed the $US1.00 per share price for 10 consecutive business days.

This deficiency notice does not immediately affect the Company’s Nasdaq listing.

If the Company does not regain compliance with the Rules by January15, 2018, Nasdaq will determine whether the Company meets the continued listing requirement for market value of publicly held shares and all other initial listing standards for The Nasdaq Capital Market, with the exception of the bid price requirement. If it meets the initial listing criteria and upon written notice of the Company of its intention to cure the deficiency, Nasdaq will notify the Company that it has been granted an additional 180 calendar days compliance period. If the Company is not eligible for an additional compliance period, Nasdaq will provide written confirmation that the Company’s securities will be delisted from The Nasdaq Capital Market.

The relevant Listing Rules are:-

•                  5550(a)(2) - bid price

•                  5810(c)(3)(A) - compliance period

•                  5810(b) - public disclosure

•                  5505 - Capital Market criteria

The issuance of such notices, by Nasdaq, are a matter of procedure, with the Company currently considering its position and the options available in order to regain compliance.

Comprehensive review of strategic alternatives

On August 25, 2017, the Company announced that it that it had initiated a strategic review. The comprehensive review commenced during the first half of the 2018 financial year, and is exploring a wide range of strategic alternatives that include a business combination or strategic merger, reverse merger, sale of the Company or its assets, in-licensing assets, an acquisition, or other transaction designed to maximise near and long-term value for the Company’s shareholders. Roth CapitalPartners have been retained by the Company to serve as a financial advisor in the process. The Company does not have a defined timeline for the exploration of these possible strategic alternatives and cannot provide any assurance whether or when a strategic alternative will be announced or consummated.

Since June 30, 2017, there has not been any other matter or circumstance, other than as referred to elsewhere in this Annual Report, that has arisen that has significantly affected, or may significantly affect our operations, results of those operations or the state of our affairs in future years.

Item 9.            The Offer and Listing

Item 9.A        Offer and Listing Details

The Company’s Ordinary Shares were listed on the Australian Securities Exchange (the “ASX”) in July 1987.  Set out below is the highest and lowest market quotations for the Ordinary Shares reported on the Daily Official List of the ASX since July 1, 2011.

Financial Year	Period Covered	High	Low
		(in $0.00)
Yearly data 2013	Year ended June 30, 2013	0.150	0.060
2014	Year ended June 30, 2014	0.105	0.035
2015	Year ended June 30, 2015	0.087	0.012
2016	Year ended June 30, 2016	0.039	0.016
2017	Year ended June 30, 2017	0.021	0.007

Quarterly data 2016	Quarter ended September 30, 2015	0.035	0.019
	Quarter ended December 31, 2015	0.039	0.016
	Quarter ended March 31, 2016	0.027	0.018
	Quarter ended June 30, 2016	0.024	0.017

2017	Quarter ended September 30, 2016	0.020	0.014
	Quarter ended December 31, 2016	0.021	0.010
	Quarter ended March 31, 2017	0.012	0.009
	Quarter ended June 30, 2017	0.011	0.007

Monthly data 2017	Month ended May 31, 2017	0.011	0.008
	Month ended June 30, 2017	0.009	0.007
	Month ended July 31, 2017	0.008	0.006
	Month ended August 31, 2017	0.008	0.006
	Month ended September 30, 2017	0.007	0.006
	Period ended October 18, 2017	0.010	0.007

As of the date of this Annual Report, we had 2,435,282,724 Ordinary Shares on issue, without par value.  See Item 10B “Our Constitution” for a detailed description of the rights attaching to our shares and Item 12D “American Depositary Receipts” for a description of the rights attaching to the American Depositary Shares.

The Company’s securities are also listed on NASDAQ Capital Market (under the ticker GENE) in the form of American Depositary Shares.  During January 2015, the Company undertook a reverse stock split (consolidation) which had the effect of resetting the ratio of 1 ADS representing 30 Ordinary shares to 1 ADS representing 150 Ordinary shares. Since listing on the NASDAQ Global Market on September 2, 2005, the ADSs have traded in a range from a low of USD 0.31 to a high of USD 13.85.  The most recent sale of the Company’s ADSs, as recorded on October 18, 2017, occurred at a price of USD 0.9405.

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

The Company has registered one class of American Depositary Shares (ADSs) on Form F-6 pursuant to the U.S. Securities Act of 1933, as amended.  One ADS represents 150 Ordinary Shares without par value.  As of June 30, 2017 there was a total of 13,133,394 ADSs outstanding, representing approximately 81.05% of the Company’s total issued capital as of that date.

The table below sets forth the high and low sales prices in United States dollars for the ADSs during the periods indicated:

Financial Year	Period Covered	High	Low
		(in USD)
Yearly data 2013	Year ended June 30, 2013	4.79	2.00
2014	Year ended June 30, 2014	1.24	1.00
2015	Year ended June 30, 2015	11.00	0.31
2016	Year ended June 30, 2016	4.27	1.62
2017	Year ended June 30, 2017	2.27	0.75

Quarterly data 2016	Quarter ended September 30, 2015	3.77	1.72
	Quarter ended December 31, 2015	4.27	1.76
	Quarter ended March 31, 2016	2.62	1.62
	Quarter ended June 30, 2016	2.76	1.99

2017	Quarter ended September 30, 2016	2.27	1.70
	Quarter ended December 31, 2016	2.89	1.04
	Quarter ended March 31, 2017	1.38	1.05
	Quarter ended June 30, 2017	1.27	0.75

Monthly data 2017	Month ended May 31, 2017	1.27	1.06
	Month ended June 30, 2017	1.10	0.75
	Month ended July 31, 2017	0.94	0.80
	Month ended August 31, 2017	0.90	0.70
	Month ended September 30, 2017	0.94	0.74
	Period ended October 18, 2017	1.28	0.85

Item 9.B        Plan of Distribution

Not applicable.

Item 9.C        Markets

Effective September 2, 2005, our ADSs were listed on the NASDAQ Global Market under the ticker “GENE”.  Effective July 1, 2010, the ADSs were transferred to the NASDAQ Capital Market.  The ticker remained unchanged.  Our Ordinary Shares are listed and trade on the Australian Securities Exchange under the code “GTG”.

Item 9.D        Selling Shareholders

Not applicable.

Item 9.E      Dilution

Not applicable.

Item 9.F        Expenses of the Issue

Not applicable.

Item 10.           Additional Information

Item 10.A      Share Capital

As of June 30, 2017, we had a total of 2,435,282,724 Ordinary Shares on issue.  None of these shares were subject to any form of escrow as of that date and, as such, all of the shares were listed on the Australian Securities Exchange and were freely tradable.

Based on our review of shareholder records (based solely on the addresses), as of June 30, 2017 there were 33 U.S. resident shareholders of our Ordinary Shares holding 1,853,616 shares representing 0.080% of the total issued and outstanding Ordinary Shares.  Our Ordinary Shares do not have a par value.  These figures do not include any Ordinary Shares which may be held by U.S. residents in the form of American Depositary Receipts (ADRs).

During the last five years, the number of Ordinary Shares on issue has increased as follows:

Date	Nature of issue	Number of Ordinary Shares issued / outstanding	Movement in share capital / balance $
As of June 30, 2012		464,771,819	83,280,142
October 19, 2012	Exercise of 10,200,000 options @ $0.045 each	10,200,000	459,000
January 24, 2013	Exercise of 500,000 options @ $0.045 each	500,000	22,500
April 10, 2013	Other transaction costs	—	(25,797)
As of June 30, 2013		475,471,819	83,735,845
August 9, 2013	Issue of shares as part of private placements @ $0.072	14,555,576	1,048,001
August 14, 2013	Issue of shares as part of private placements @ $0.072	15,999,980	1,151,999
August 30, 2013	Issue of shares as part of private placements @ $0.072	11,111,111	800,000
October 8, 2013	Issue of shares as part of private placements @ $0.072	19,277,837	1,388,000
October 9, 2013	Issue of shares as part of private placements @ $0.072	24,333,333	1,752,000
October 14, 2013	Issue of shares as part of private placements @ $0.072	5,000,000	360,000
November 18, 2013	Issue of shares as part of private placements @ $0.072	6,944,445	500,000
December 31, 2013	Issue of shares as part of the conversion of convertible notes	8,714,541	281,722
January 20, 2014	Issue of shares as part of the conversion of convertible notes	16,517,440	569,022
February 12, 2014	Issue of shares as part of the conversion of convertible notes	17,645,870	554,939
February 19, 2014	Issue of shares as part of the conversion of convertible notes	16,379,660	552,975
March 3, 2014	Issue of shares as part of the conversion of convertible notes	15,388,290	548,968
April 10, 2014	Issue of shares as part of the conversion of convertible notes	17,429,100	533,732
May 16, 2014	Shares cancelled as part of the swap deal	(75,937,500)	(3,569,702)
June 3, 2014	Issue of shares in respect of interest rate true up adjustment relating to March and April, under convertible notes	2,117,250	—
June 27, 2014	Issue of shares as part of the conversion of convertible notes	22,969,740	531,519
To November, 2013	Other transaction costs arising on share issue	—	(658,528)
As of June 30, 2014		613,918,492	90,080,492

Date	Nature of issue	Number of Ordinary Shares issued / outstanding	Movement in share capital / balance $
July 9, 2014	Issue of shares as part of the conversion of convertible notes plus capitalized interest	23,227,950	721,403
August 12, 2014	Issue of shares for capitalized interest on convertible notes	5,142,450	—
August 20, 2014	Issue of shares as part of the conversion of convertible notes plus capitalized interest	25,817,550	580,783
October 2, 2014	Issue of shares as part of the conversion of convertible notes plus capitalized interest	31,637,640	621,139
October 20, 2014	Issue of shares for capitalized interest on convertible notes	4,787,190	—
October 31, 2014	Issue of shares as part of the conversion of convertible notes plus capitalized interest	46,503,360	306,619
November 28, 2014	Issue of shares as part of the conversion of convertible notes plus capitalized interest	27,655,230	234,192
December 5, 2014	Issue of shares as part of the conversion of convertible notes plus capitalized interest	34,100,456	78,546
December 19, 2014	Issue of shares as part of the conversion of convertible notes plus capitalized interest	8,059,599	102,685
December 29, 2014	Issue of shares as part of the conversion of convertible notes plus capitalized interest	8,677,729	102,849
December 30, 2014	Issue of shares as part of private placements @ $0.0135	19,074,112	257,500
January 9, 2015	Issue of shares as part of the conversion of convertible notes plus capitalized interest	8,258,496	113,474
January 22, 2015	Facility fee pursuant to a standby equity placement facility	35,876,392	—
January 30, 2015	Issue of shares as part of private placements @ $0.01407	41,933,191	621,450
January 30, 2015	Exercise of 26,666,667 options @ $0.015 each	26,666,667	400,000
February 2, 2015	Issue of shares as part of private placements @ $0.02447	34,066,809	877,561
February 2, 2015	Issue of shares as part of the conversion of convertible notes	78,181,336	889,000
February 2, 2015	Issue of shares for capitalized interest on convertible notes	2,939,998	33,431
February 9, 2015	Issue of shares as part of private placements @ $0.020	16,000,000	337,600
February 9, 2015	Exercise of 27,499,999 options @ $0.015 each	27,499,999	412,500
February 13, 2015	Issue of shares as part of the conversion of convertible notes	1,712,663	51,000
February 13, 2015	Issue of shares for capitalized interest on convertible notes	72,260	2,152
February 13, 2015	Exercise of 37,666,666 options @ $0.015 each	37,666,666	565,000
February 18, 2015	Issue of shares as part of private placements @ $0.0695	10,500,000	729,750
February 18, 2015	Exercise of 8,666,667 options @ $0.015 each	8,666,667	130,000
February 19, 2015	Issue of shares as part of the conversion of convertible notes	5,868,122	275,000
February 19, 2015	Issue of shares for capitalized interest on convertible notes	257,233	12,054
February 19, 2015	Exercise of 13,133,333 options @ $0.015 each	13,133,333	197,000
February 20, 2015	Issue of shares as part of the conversion of convertible notes	2,713,459	150,000
February 20, 2015	Issue of shares for capitalized interest on convertible notes	119,690	6,616
February 20, 2015	Exercise of 2,000,000 options @ $0.015 each	2,000,000	30,000
February 20, 2015	Exercise of 7,333,334 options @ $0.015 each	7,333,334	110,000
March 11,2015	Issue of shares as part of private placements @ $0.0382	392,670,150	15,000,000
March 11, 2015	Issue of shares as part of private placements @ $0.0334	107,329,800	3,584,815
To March 2015	Other transaction costs arising on share issue	—	(2,572,664)
To March 2015	Other transaction costs on placement of shares	4,123,608	(57,736)
As of June 30, 2015		1,714,191,631	115,247,128
July 23, 2015	Issue of shares as part of the conversion of convertible notes	1,006,441	25,000
July 23, 2015	Issue of shares for capitalized interest on convertible notes	84,652	2,102
July 27, 2015	Other transaction costs arising on share issue	—	(1,654)

As of June 30, 2016		1,715,282,724	115,272,576

Date	Nature of issue	Number of Ordinary Shares issued / outstanding	Movement in share capital / balance $
December 6, 2016	Issue of shares as part of private placements	720,000,000	8,049,369
To January 2017	Other transaction costs arising on share issue	—	(1,228,129)
March 16, 2017	Kentgrove Facility Fee Rebate	—	295,110
March 16, 2017	Other transaction costs on Kentgrove Facility Fee Rebate	—	(6,301)

As of June 30, 2017		2,435,282,724	122,382,625

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

In March 2015 an additional $ 18,354,815 capital was raised at a weighted average issue price of $ 0.0372 per share from professional and sophisticated investors in the United States through an offer of 499,999,950 fully paid ordinary shares, represented by 3,333,333 with each ADS representing 150 ordinary shares).

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

In December 2016 an additional $ 8,049,369 capital was raised at a weighted average issue price of $ 0.0113 per share from professional and sophisticated investors in the United States through an offer of 720,000,000 fully paid ordinary shares, represented by 4,800,000 ADS’s (with each ADS representing 150 ordinary shares).

In March 2017, the company received $295,110 as a rebate of a facility fee originally provided to Kentgrove Capital on commencement of a standby equity placement facility agreement entered into in January 2015 that was paid on expiry of the facility agreement on January 21, 2017 in accordance with the agreement, representing a reduction in total equity transaction costs associated with the commencement of the facility.

As of June 30, 2017 and 2016, the following outstanding unlisted options, together with their respective ASX codes and expiry dates, were convertible into Ordinary Shares.  The exercise prices are quoted in Australian dollars.

Option description	2017	Weighted ave. exercise price	2016	Weighted ave. exercise price
Unlisted employee options
GTGAA (expiring May 31, 2019)	—	—	250,000	$0.040
GTGAD (expiring September 14, 2020)	250,000	$0.058	1,000,000	$0.058
GTGAD (expiring November 24, 2020)	24,236,111	$0.020	24,236,111	$0.020
GTGAD (expiring January 31, 2021)	—	—	500,000	$0.039
GTGAD (expiring March 31, 2021)	7,500,000	$0.020	7,500,000	$0.020
GTGAD (expiring February 16, 2022)	22,750,000	$0.010	—	—
	54,736,111	$0.016	33,486,111	$0.022

Unlisted options attached to convertible notes
GTGAC (expiring December 2, 2018)	20,366,667	$0.015	20,366,667	$0.015
Balance at the end of the financial year	75,102,778	$0.016	53,852,778	$0.019
Exercisable at the end of the financial year	36,234,722	$0.017	20,450,000	$0.015

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

•                  Alternate directors — there are no provisions entitling the Directors to appoint alternate directors, on the basis that this is an outdated and undesirable approach.4

•                  Directors’ tenure of office — a Director must retire from office or seek re-election by no later than the third Annual General Meeting following his or her appointment or re-election or three years, whichever is longer (other than the Managing Director).

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

Subject to certain exceptions for short-term and hedged positions, a dividend that a non-corporate holder receives on an ADR will be subject to a maximum federal income tax rate of 20% if the dividend is a “qualified dividend”.  A dividend on an ADR will be a qualified dividend if (i) either (a) the ADRs are readily tradable on an established market in the United States or (b) we are eligible for the benefits of a comprehensive income tax treaty with the United States that the Secretary of the Treasury determines is satisfactory for purposes of these rules and that includes an exchange of information program, and (ii) we were not, in the year prior to the year the dividend was paid, and are not, in the year the dividend is paid, a passive foreign investment company (“PFIC”).  The ADRs are listed on the NASDAQ Capital Market, which should qualify them as readily tradable on an established securities market in the United States.  In any event, the Treaty satisfies the requirements of clause (i) (b), and we are a resident of Australia entitled to the benefits of the Treaty.  However, based on our audited financial statements and relevant market and shareholder data, we believe we were a PFIC for U.S. federal income tax purposes for our taxable year ended June 30, 2017, respectively, and expect to be classified as a PFIC in the current taxable year.  Given that the determination of PFIC status involves the application of complex tax rules, and that it is based on the nature of our income and assets from time to time, no assurances can be provided that we will or will not be considered a PFIC for any past or future taxable years.  In addition, as described in the section below entitled “Passive Foreign Investment Company Rules,” if we were a PFIC in a year while a U.S. holder held an ADR, and if the U.S. holder has not made a qualified electing fund election effective for the first year the U.S. holder held the ADR, the ordinary share underlying the ADR remains an interest in a PFIC for all future years or until such an election is made. The IRS takes the position that such rule will apply for purposes of determining whether an ADR is an interest in a PFIC in the year a dividend is paid or in the prior year, even if we do not satisfy the tests to be a PFIC in either of those years.  Even if dividends on the ADRs would otherwise be eligible for qualified dividend treatment, in order to qualify for the reduced qualified dividend tax rates, a non-corporate holder must hold the ordinary share on which a dividend is paid for more than 60 days during the 120-day period beginning 60 days before the ex-dividend date, disregarding for this purpose any period during which the non-corporate holder has an option to sell, is under a contractual obligation to sell or has made (and not closed) a short sale of substantially identical stock or securities, is the grantor of an option to buy substantially identical stock or securities or, pursuant to Treasury regulations, has diminished their risk of loss by holding one or more other positions with respect to substantially similar or related property.  In addition, to qualify for the reduced qualified dividend tax rates, the non-corporate holder must not be obligated to make related payments with respect to positions in substantially similar or related property.  Payments in lieu of dividends from short sales or other similar transactions will not qualify for the reduced qualified dividend tax rates.

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

Passive Foreign Investment Company Rules

A special set of U.S. federal income tax rules applies to a foreign corporation that is a PFIC for U.S. federal income tax purposes.  As noted above, based on our audited financial statements and relevant market and shareholder data, we believe that we were a PFIC for U.S. federal income tax purposes for our taxable year ended June 30, 2017, respectively, and expect to be classified as a PFIC in our current taxable year.  In addition, given that the determination of PFIC status involves the application of complex tax rules, and that it is based on the nature of our income and assets from time to time, no assurances can be provided that we will or will not be considered a PFIC for any past or future taxable years.

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

The special PFIC rules described above will not apply to a U.S. holder if the U.S. holder makes a timely election, which remains in effect, to treat the Company as a “qualified electing fund” (“QEF”) in the first taxable year in which the U.S. holder owns an ADR and the Company is a PFIC and if the Company complies with certain reporting requirements.  Instead, a shareholder of a QEF generally is currently taxable on a pro rata share of the Company’s ordinary earnings and net capital gain as ordinary income and long-term capital gain, respectively.  Neither that ordinary income nor any actual dividend from the Company would qualify for the 20% maximum tax rate on dividends described above if the Company is a PFIC in the taxable year the ordinary income is realized or the dividend is paid or in the preceding taxable year.  We have not yet determined whether we would make the computations necessary to supply U.S. holders with the information needed to report income and gain pursuant to a QEF election.  It is, therefore, possible that U.S. holders would not be able to make or retain a QEF election in any year we are a PFIC.  Although a QEF election generally cannot be revoked, if a U.S. holder made a timely QEF election for the first taxable year it owned an ADR and the Company is a PFIC (or is treated as having done so pursuant to any of certain elections), the QEF election will not apply during any later taxable year in which the Company does not satisfy the tests to be a PFIC.  If a QEF election is not made in that first taxable year, an election in a later year generally will require the payment of tax and interest.

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

Item 10.I                     Subsidiary Information

The following is a list of the Company’s subsidiaries as of the date of this Annual Report:

Name of subsidiary	Place of incorporation	Interest held
GeneType AG *	Zug, Switzerland	100%
GeneType Corporation	California, U.S.A.	100%
GeneType Pty. Ltd.	Victoria, Australia	100%
Genetic Technologies Corporation Pty. Ltd.	New South Wales, Australia	100%
RareCellect Pty. Ltd.	New South Wales, Australia	100%
Phenogen Sciences Inc.	Delaware, U.S.A.	100%

* Placed into voluntary liquidation on June 30, 2017

Item 11.                          Quantitative and Qualitative Disclosures about Market Risk

Our market risk relates primarily to exposure to changes in foreign currency exchange rates and interest rates.  Refer Note 30 of the attached financial statements for further analysis surrounding market risk.

Interest Rate Risk. As of June 30, 2017 we had $10,988,255 in cash & cash equivalents of which $2,468,730 was subject to interest rate risk. Interest income earned on the cash balances is affected by changes in the levels of market interest rates. We invest excess cash in interest-bearing, investment-grade securities and time deposits in high-quality institutions.  We do not utilize derivative financial instruments, derivative commodity instruments, positions or transactions in any material matter.

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

Our Management has carried out an evaluation, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures as of June 30, 2017.  Based on that evaluation, including the material weakness noted below in Item 15.B, the Chief Executive Officer and the Chief Financial Officer concluded that the Company’s disclosure controls and procedures were ineffective as of June 30, 2017.

Item 15.B                     Management’s annual report on internal control over financial reporting

Our Management is responsible for establishing and maintaining adequate internal control over financial reporting.  The Securities Exchange Act of 1934 defines internal control over financial reporting in Rules 13(a) -15(f) and Rules 15(d) - 15(f) as a process designed by, or under the supervision of, the Company’s Chief Exeuctive Officer and Chief Financial Officereffected by the Company’s Board of Directors, Management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

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

Our Managementhave assessed the effectiveness of the Company’s internal control over financial reporting as of June 30, 2017.  In making this assessment, Management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway

Commission, or COSO, in Internal Control-Integrated Framework (2013).  As a result of that assessment, Management identified the following material weakness as of June 30, 2017.

The Company did not maintain an adequate segregation of duties with respect to internal control over financial reporting, specifically including the following;

•                  The Financial Accountant has full procurement processing rights in addition to the ability to create new vendors in the supplier masterfile of the accounting system.

•                  The CFO had access to the underlying SAP system to record entries and is also responsible for reviewing journal entries.

•                  We have limited accounting personnel to enable and sufficiently evidence an independent review of complex financial reporting matters, namely the impairment assessment for intangible assets which is prepared by the CFO.

These control deficiencies are pervasive in nature and impact all significant accounts and critical accounting estimates. These control deficiencies did not result in mistatements to the financial statements, however,these control deficiencies could result in misstatements of thefinancial statements or disclosures that would result in a material misstatement to the annual or interim consolidated financial statements that would not be prevented or detected. Accordingly, our management has determined that these control deficiencies constitute a material weakness.

Based upon its assessment, because of the material weakness described above our Management has concluded that, as of June 30, 2017, our internal control over financial reporting is not effective based upon the abovementioned criteria.

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

Item 15.D Changes in Internal Control over Financial Reporting

The continuity of key management personnel provided a platform that allowed the Company to actively implement changes in improving overall internal control over financial reporting during the year ended June 30, 2017. As a result, we concluded that the following changes during the year ended June 30, 2017 have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Remediation efforts

Segregation of duties.  We are committed to remediating the material weakness over the segregation of duties by implementing changes to our internal control over financial reporting. We have taken certain steps in an effort to correct certain control deficiencies that were identified for the year ended June 30, 2016, including:

•                  Although the Financial Accountant still has similar access, we have segregated the system access of the Payroll & Admin manager through the removal of payment processing and editing rights in the supplier masterfile,

•                  De-activation of user accounts of terminated employees and generic redundant accounting system users, and

•                  Independent review by the CFO of manual journals posted by the financial accountant and payroll and admin manager.

Additional controls were also implemented during the year ended June 30, 2017 to remediate certain control deficiencies identified, and subsequent to the year- end we have implemented further changes, including:

•                  Activate & enable SAP system notification to CFO via email of any changes to sensitive fields in supplier masterfile,

•                  Change of CFO SAP user profile to read only access,

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

•                  Diversity Policy;

•                  Shareholder Communications Policy; and

•                  Whistleblower Policy.

Item 16.C                 Principal Accountant Fees and Services

The following table sets forth the fees billed to us by our Independent Registered Public Accounting Firm, PricewaterhouseCoopers, during the financial years ended June 30, 2017 and 2016, respectively:

	Consolidated
	2017	2016
	$	$
Services rendered
PricewaterhouseCoopers in respect of:
Audit fees (1)	325,972	334,560

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

Item 18.                          Financial Statements

GENETIC TECHNOLOGIES LIMITED

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page

Genetic Technologies Limited - Report of Independent Registered Public Accounting Firm.	F1

Genetic Technologies Limited - Consolidated Statements of Comprehensive Income/ (Loss) for the years ended June 30, 2017, 2016 and 2015.	F2

Genetic Technologies Limited - Consolidated Balance Sheets as of June 30, 2017 and 2016.	F3

Genetic Technologies Limited - Consolidated Statements of Changes in Equity for the years ended June 30, 2017, 2016 and 2015.	F5

Genetic Technologies Limited - Consolidated Statements of Cash Flows for the years ended June 30, 2017, 2016 and 2015.	F4

Genetic Technologies Limited - Notes to Consolidated Financial Statements.	F6

Item 19.         Exhibits

The following documents are filed as exhibits to this Annual Report on Form 20-F:

1.1	Constitution of the Registrant.++

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

4(A).1	Staff Share Plan 2001 dated November 30, 2001. +

4(B).1	Lease over premises in Fitzroy, Victoria, Australia with an effective date of September 1, 2015+++

4(B).2	Amendment to lease over premises in Charlotte, North Carolina, USA with an effective date of November 1, 2016++++

12.01	Section 302 Certification

12.02	Section 906 Certification

13.01	Section 1350 Certification

13.02	Section 1350 Certification

23.01	Consent of PricewaterhouseCoopers

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

++++  Previously filed with the Company’s Registration Statement on Form 20-F (File No. 0-51504), filed with the Commission on October 28, 2016 and incorporated herein by reference.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

GENETIC TECHNOLOGIES LIMITED

Dated: October 31, 2017	By:	/s/ Mr. Eutillio Buccilli
		Name:	Mr. Eutillio Buccilli
		Title:	Chief Executive Officer

2017 Financial Report

GENETIC TECHNOLOGIES LIMITED

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Genetic Technologies Limited

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of comprehensive income/(loss), consolidated statements of cash flows, and consolidated statements of changes in equity present fairly, in all material respects, the financial position of Genetic Technologies Limited (the “Company”) and its subsidiaries at June 30, 2017 and June 30, 2016, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2017 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

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

/s/PricewaterhouseCoopers

PricewaterhouseCoopers

Melbourne, Australia

October 31, 2017

PricewaterhouseCoopers, ABN 52 780 433 757

2 Riverside Quay, SOUTHBANK  VIC  3006, GPO Box 1331, MELBOURNE  VIC  3001

T: 61 3 8603 1000, F: 61 3 8603 1999, www.pwc.com.au

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/ (LOSS)

FOR 2017, 2016 and 2015

	Note	Year ended June 30, 2017	Year ended June 30, 2016	Year ended June 30, 2015
		$	$	$
Revenue from operations
Genetic testing services		518,506	824,586	2,011,918
Less: cost of sales	4	(492,417)	(743,060)	(891,243)
Gross profit from operations		26,089	81,526	1,120,675
Other revenue	5	—	300,548	1,027,151
Selling and marketing expenses		(2,721,474)	(3,186,497)	(4,504,299)
General and administrative expenses		(3,109,530)	(3,429,357)	(4,222,988)
Licensing, patent and legal costs		—	(103,581)	(435,418)
Laboratory, research and development costs		(2,366,334)	(2,584,752)	(2,851,665)
Finance costs		(31,995)	(28,889)	(264,694)
Gain on disposal of business	7	—	—	1,396,798
Fair value loss on ImmunAid option fee		—	—	(795,533)
Impairment of intangible assets expenses		(544,694)	—	—
Fair value gain/ (loss) on financial liabilities at fair value through profit or loss		—	—	349,246
Non-operating income and expenses	6	344,112	492,037	370,557
Profit/(loss) from operations before income tax		(8,403,826)	(8,458,965)	(8,810,170)
Income tax expense	9	—	—	—
Profit/(loss) for the year		(8,403,826)	(8,458,965)	(8,810,170)
Other comprehensive income/(loss)
Exchange gains/(losses) on translation of controlled foreign operations		(130,655)	1,307,219	414,005
Exchange gains/(losses) on translation of non-controlled foreign operations		—	—	—
Other comprehensive income/(loss) for the year, net of tax		(130,655)	1,307,219	414,005
Total comprehensive profit/(loss) for the year		(8,534,481)	(7,151,746)	(8,396,165)
Profit/(loss) for the year is attributable to:
Owners of Genetic Technologies Limited		(8,403,826)	(8,458,965)	(8,810,170)
Non-controlling interests		—	—	—
Total profit/(loss) for the year		(8,403,826)	(8,458,965)	(8,810,170)
Total comprehensive profit/(loss) for the year is attributable to:
Owners of Genetic Technologies Limited		(8,534,481)	(7,151,746)	(8,396,165)
Non-controlling interests		—	—	—
Total comprehensive profit/(loss) for the year		(8,534,481)	(7,151,746)	(8,396,165)

Earnings/(loss) per share (cents per share)
Basic and diluted net profit/(loss) per ordinary share	10	(0.40)	(0.49)	(0.82)
Weighted-average shares outstanding	10	2,121,638,888	1,715,214,158	1,072,803,358

The above consolidated statement of comprehensive income/(loss) should be read in conjunction with the accompanying notes.

CONSOLIDATED BALANCE SHEETS

As at June 30, 2017

		Consolidated
	Notes	2017	2016
		$	$
ASSETS
Current assets
Cash and cash equivalents	11	10,988,255	11,179,687
Trade and other receivables	12	426,272	630,773
Prepayments and other assets	13	217,122	320,610
Total current assets		11,631,649	12,131,070

Non-current assets
Property, plant and equipment	14	476,648	550,139
Intangible assets	15	—	608,477
Total non-current assets		476,648	1,158,616
Total assets		12,108,297	13,289,686

LIABILITIES
Current liabilities
Trade and other payables	16	898,103	837,983
Provisions	17	567,190	494,206
Total current liabilities		1,465,293	1,332,189

Non-current liabilities
Provisions	17	63,960	74,308
Total non-current liabilities		63,960	74,308
Total liabilities		1,529,253	1,406,497
Net assets		10,579,044	11,883,189

EQUITY
Contributed equity	20	122,382,625	115,272,576
Reserves	21	6,044,493	6,054,861
Accumulated losses	22	(117,848,074)	(109,444,248)
Total equity		10,579,044	11,883,189

The above consolidated balance sheet should be read in conjunction with the accompanying notes.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the year ended June 30, 2017

		Consolidated
	Notes	2017	2016	2015
		$	$	$
Cash flows from / (used in) operating activities
Receipts from customers		964,520	1,482,970	2,855,599
Payments to suppliers and employees		(7,816,924)	(9,276,907)	(12,583,957)
Interest received		38,765	67,099	39,951
Interest and finance charges paid		—	—	(3,121)

Net cash flows from / (used in) operating activities	11	(6,813,639)	(7,726,838)	(9,691,528)

Cash flows (used in)/ from investing activities
Proceeds from the sale of plant and equipment		52,650	7,131	57,119
Purchases of plant and equipment		(234,799)	(303,462)	(192,592)
Net cash flows (used in)/ from investing activities		(182,149)	(296,331)	1,965,422
Cash flows (used in)/ from financing activities
Proceeds from the issue of shares		8,049,369	—	23,289,927
Equity transaction costs		(1,234,430)	(1,654)	(2,572,664)
Proceeds from borrowings		—	—	2,150,000
Facility fee rebate		295,110	—	—

Net cash flows (used in)/ from financing activities		7,110,049	(1,654)	22,867,263

Net (decrease)/ increase in cash and cash equivalents		114,261	(8,024,823)	15,141,157
Cash and cash equivalents at beginning of year		11,179,687	18,341,357	2,831,085
Net foreign exchange difference		(305,393)	863,153	369,115
Cash and cash equivalents at end of year	11	10,988,255	11,179,687	18,341,357

The above consolidated statement of cash flows should be read in conjunction with the accompanying notes.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the year ended June 30, 2017

	Attributable to Members of Genetic Technologies Limited
Consolidated	Contributed equity $	Reserves $	Accumulated losses $	Parent interests $	Non-controlling interests $	Total equity $
Balance at June 30, 2014	90,080,492	3,922,140	(92,175,113)	1,827,519	—	1,827,519
Loss for the year	—	—	(8,810,170)	(8,810,170)	—	(8,810,170)
Other comprehensive profit	—	414,005	—	414,005	—	414,005
Total comprehensive loss	—	414,005	(8,810,170)	(8,396,165)	—	(8,396,165)
Transactions with owners in their capacity as owners
Contributions of equity (net of transaction costs)	20,659,527	—	—	20,659,527	—	20,659,527
Value of shares issued on conversion of convertible notes	4,507,109	—	—	4,507,109	—	4,507,109
Share-based payments	—	303,522	—	303,522	—	303,522
Transaction costs on placement of shares	—	57,736	—	57,736	—	57,736
	25,166,636	361,258	—	25,527,894	—	25,527,894
Balance at June 30, 2015	115,247,128	4,697,403	(100,985,283)	18,959,248	—	18,959,248
Loss for the year	—	—	(8,458,965)	(8,458,965)	—	(8,458,965)
Other comprehensive profit	—	1,307,219	—	1,307,219	—	1,307,219
Total comprehensive loss	—	1,307,219	(8,458,965)	(7,151,746)	—	(7,151,746)
Transactions with owners in their capacity as owners
Value of shares issued on conversion of convertible notes	25,448	—	—	25,448	—	25,448
Share-based payments	—	50,239	—	50,239	—	50,239
	25,448	50,239	—	75,687	—	75,687
Balance at June 30, 2016	115,272,576	6,054,861	(109,444,248)	11,883,189	—	11,883,189
Loss for the year	—	—	(8,403,826)	(8,403,826)	—	(8,403,826)
Other comprehensive loss	—	(130,655)	—	(130,655)	—	(130,655)
Total comprehensive loss	—	(130,655)	(8,403,826)	(8,534,481)	—	(8,534,481)
Transactions with owners in their capacity as owners
Contributions of equity (net of transaction costs)	6,814,939	—	—	6,814,939	—	6,814,939
Share-based payments	—	120,287	—	120,287	—	120,287
Share facility fee rebate	295,110	—	—	295,110	—	295,110
	7,110,049	120,287	—	7,230,336	—	7,230,336
Balance at June 30, 2017	122,382,625	6,044,493	(117,848,074)	10,579,044	—	10,579,044

The above consolidated statements of changes in equity should be read in conjunction with the accompanying notes.

NOTES TO THE FINANCIAL STATEMENTS

For the year ended June 30, 2017

1.                  CORPORATE INFORMATION

The Financial Report of Genetic Technologies Limited (the “Company”) for the year ended June 30, 2017 was authorized for issue in accordance with a resolution of the Directors dated October 31, 2017.  Genetic Technologies Limited is incorporated in Australia and is a company limited by shares.  The Directors have the power to amend and reissue the financial statements.

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

Going concern

For the year ending June 30, 2017, the Group incurred a total comprehensive loss of $8,534,481 (2016: $7,151,746) and net cash outflow from operations of $6,813,639 (2016: $7,726,838). As at June 30, 2017 the Company held total cash and cash equivalents of $10,988,255.

In light of these historical cash outflows, and further expected cash outflows from operations in the next twelve months, the Directors have initiated a comprehensive strategic review of the Group’s operations. This review, which commenced during the first half of the 2018 financial year, is exploring a wide range of possible strategic alternatives designed to maximise near and long-term value for the Group’s shareholders (the Group has retained Roth Capital Partners LLC to serve as a financial advisor in the process). The strategic review will also give consideration to future cash needs to ensure the Group continues to hold adequate levels of cash resources to meet creditors and other commitments.

The longer-term viability of the Group and its ability to continue as a going concern and meet its debts and commitments as they fall due is dependent on the successful outcome of the strategic review.

Due to the uncertainty surrounding the outcome of the strategic review, and the timing, quantum or the ability to raise additional funds if identified in the strategic review, there is a material uncertainty that may cast significant doubt on the Group’s ability to continue as a going concern and therefore, that it may be unable to realise its assets and discharge its liabilities in the normal course of business.  However, the Directors believe that the Group will be successful in the above matters and accordingly, have prepared the financial report on a going concern basis. As such no adjustments have been made to the financial statements relating to the recoverability and classification of the asset carrying amounts or classification of liabilities that might be necessary should the Group not be able to continue as a going concern.

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

(b)             New accounting standards and interpretations

(i)                                    Standards and Interpretations affecting amounts reported in the current period (and/or prior period)

The group has applied the following standards and amendments for the first time for their annual reporting period commencing July 1, 2016:

•                  AASB 2016-1 Amendments to Australian Accounting Standard AASB 112/IAS 12 — Recognition of Deferred Tax Assets for Unrealized Losses

•                  AASB 2016-2 Amendments to Australian Accounting Standard AASB 107/IAS7 — Disclosure Initiative

•                  AASB 2016-5 Amendments to Australian Accounting Standard AASB 2/IFRS 2 — Classification and Measurement of Share-based Payment Transactions

The adoption of these standards did not have any impact on the current period or any prior period and is not likely to affect future periods.

(ii)                                Standards and Interpretations in issue but not yet adopted

In respect of the year ended June 30, 2017, the Group has assessed all new Australian accounting standards, and the IFRS equivalent, mandatory for adoption during the current year, noting no new standards which would have a material effect on the disclosure in these financial statements.  There has been no effect on the profit and loss or the financial position of the Group.  Certain new accounting standards and interpretations have been published that are not mandatory for June 30, 2017 reporting periods.

The Group’s assessment of the impact of these new standards and interpretations is set out below.

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

IFRS 9 introduces a new expected loss impairment model that will require entities to account for expected credit losses at the time of recognizing the asset. The Group does not expect the adoption of the new standard to have a material impact on its classification and measurement of the financial assets and liabilities or its results on adoption of the new impairment model.

The new standard will result in extended disclosures in the financial

		January 1, 2018	June 30, 2019

statements. The Group has decided not to early adopt AASB 9.
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

1.    identify contracts with customers

2.    identify the separate performance obligations

3.    determine the transaction price of the contract

4.    allocate the transaction price to each of the separate performance obligations, and

5.    Recognize the revenue as each performance obligation is satisfied.

Guidance is provided on topics such as the point in which revenue is recognized, accounting for variable consideration, costs of fulfilling and obtaining a contract and various related matters. The Group is assessing the impact of the new standard on its revenue recognition policy.

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

(c)              Principles of consolidation

Subsidiaries

The consolidated financial statements incorporate the assets and liabilities of all subsidiaries of Genetic Technologies Limited (the “Company” or “Parent Entity”) as at June 30, 2017 and the results of all subsidiaries for the year then ended.  Genetic Technologies Limited and its subsidiaries together are referred to in this Financial Report as the “Group” or the “Consolidated Entity”.

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

GeneType AG — Swiss francs (CHF)

GeneType Corporation — United States dollars (USD)

Phenogen Sciences Inc. — United States dollars (USD)

As at the reporting date, the assets and liabilities of these subsidiaries are translated into the presentation currency of Genetic Technologies Limited at the rate of exchange ruling at the balance sheet date and the statement of comprehensive income is translated at the weighted average exchange rates for the period unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions.  The exchange differences arising on the retranslation are recognized in other comprehensive income and taken directly to a separate component of equity.  On disposal of a foreign entity, the deferred cumulative amount recognized in equity relating to that particular foreign operation is recognized in the statement of comprehensive income.

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

Research and development tax incentive

The Australian government replaced the research and development tax concession with research and development (R&D) tax incentive from July 1, 2011. The R&D tax incentive applies to expenditure incurred and the use of depreciating assets in an income year commencing on or after July 1, 2011. A refundable tax offset is available to eligible companies with an annual aggregate turnover of less than $20 million. Management has assessed the Group’s activities and expenditure to determine which are likely to be eligible under the incentive scheme. The Group accounts for the R&D tax incentive as a government grant. The grant is recognized as other income over the period in which the R&D expense is recognized.

2.                  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(i)                Share-based payment transactions

The fair value of options granted under an Employee Option Plan is recognized as an employee benefit expense with a corresponding increase in equity.  The fair value is measured at grant date and recognized over the vesting period over which all of the specified vesting conditions are to be satisfied. The fair value at grant date is determined by management with the assistance of an independent valuer, using a Black-Scholes option pricing model or a Monte Carlo simulation analysis.   The total amount to be expensed is determined by reference to the fair value of the options granted;

•                  including any market performance conditions (e.g. the entities share price)

•                  excluding the impact of any service and non-market performance vesting conditions (e.g. remaining an employee over a specified time period)

The cumulative employee benefits expense recognized at each reporting date until vesting date reflects (i) the extent to which the vesting period has expired; and (ii) the number of awards that, in the opinion of the Directors of the Group, will ultimately vest.  This opinion is formed based on the best information available at balance date.

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

Tax consolidation legislation

Genetic Technologies Limited (“GTG”) and its wholly-owned Australian-resident subsidiaries have implemented the tax consolidation legislation.  The head entity, GTG, and the subsidiaries in the tax consolidated group account for their own current and deferred tax amounts.  These tax amounts are measured as if each entity in the tax consolidated group continues to be a stand-alone taxpayer in its own right

2.                  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

In addition to its own current and deferred tax amounts, GTG also recognises the current tax assets / liabilities and the deferred tax assets arising from unused tax losses and tax credits assumed from subsidiaries in the tax consolidated group.  Assets or liabilities arising under tax funding agreements with the tax consolidated entities are recognised as amounts receivable from or payable to other entities in the Group.  Any difference between the amounts assumed and amounts receivable or payable under the tax funding agreements are recognised as a contribution to (or distribution from) wholly-owned tax subsidiaries.

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

(m)         Finance costs

Finance costs are recognized using the effective interest rate method.

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

(q)             Property, plant and equipment

Plant and equipment is stated at cost less accumulated depreciation and any impairment in value.  Depreciation is calculated on a straight-line basis over the estimated useful life of the respective asset as follows:

Laboratory equipment — 3 to 5 years

Computer equipment — 3 years

Office equipment — 3 to 5 years

Leasehold improvements — lease term, being between 1 and 3 years

Costs relating to day-to-day servicing of any item of property, plant and equipment are recognized in profit or loss as incurred.  The cost of replacing larger parts of some items of property, plant and equipment are capitalized when incurred and depreciated over the period until their next scheduled replacement, with the replacement parts being subsequently written off.

2.                  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(r)              Intangible assets

Patents

Patents held by the Group are used in the licensing, testing and research areas and are carried at cost and amortized on a straight-line basis over their useful lives, being 10 years.  External costs incurred in filing and protecting patent applications, for which no future benefit is reasonably assured, are expensed as incurred.

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

(s)               Impairment of assets

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

(t)                Employee benefits

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

ii) Other long-term employee benefit obligations

The liabilities for long service leave and annual leave are not expected to be settled wholly within 12 months after the end of the reporting period in which the employee renders the related service.  They are therefore recognized in the provision for employee benefits and measured as the present value of expected future payments to be made in respect of services provided by employees up to the end of the reporting period using the projected unit credit method.  Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service.  Expected future payments are discounted using market yields at the end of the reporting period of corporate bonds with terms and currencies that match, as closely as possible, the estimated future cash outflows.

2.                  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(t)                Employee benefits (cont.)

The obligations are presented as current liabilities in the balance sheet if the entity does not have an unconditional right to defer settlement for at least twelve months after the reporting period, regardless of when the actual settlement is expected to occur.

(iii) Retirement benefit obligations

The Group does not have any defined benefit funds.  Statutory contributions to defined contribution superannuation funds are recognized as an expense as they become payable. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in the future payments is available.  Statutory contributions are legally enforceable in Australia.

(u)             Provisions

Provisions for legal claims, service claims and make good obligations are recognized when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.  Where the Group expects some or all of a provision to be reimbursed, the reimbursement is recognized as a separate asset but only when the reimbursement is virtually certain.  The expense relating to any provision is presented in the statement of comprehensive income net of any reimbursement.

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

(w)           Contributed equity

Issued and paid up capital is recognized at the fair value of the consideration received by the Company.  Transaction costs arising on the issue of ordinary shares are recognized directly in equity as a deduction, net of tax, of the proceeds received.  The Company has a share-based payment option plan under which options to subscribe for the Company’s shares have been granted to certain executives and other employees.

(x)             Financial assets and liabilities

During the year ended June 30, 2015, the Group acquired both a financial asset and liability at fair value through profit or loss.  Financial assets and liabilities at fair value through profit or loss are initially recognized at fair value on the date a contract is entered into and are subsequently premeasured to their fair value and at the end of each reporting period.  The accounting for subsequent changes in fair value is recognized in profit or loss.

(y)             Business combinations

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

The excess of the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition-date fair value of any previous equity interest in the acquiree over the fair value of the Group’s share of the net identifiable assets acquired is recorded as goodwill.  If those amounts are less than the fair value of the net identifiable assets of the subsidiary

2.                  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(y)             Business combinations (cont.)

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

Impairment of intangible assets

The Group determines whether intangible assets are impaired on at least an annual basis, in accordance with the accounting policies stated in Note 2(s). At June 30, 2017, the Company has recognised an impairment expense of $544,694. The assumptions used in the estimation of the recoverable and carrying amounts as well as the impairment amount of intangible assets are as detailed in note 15 below.

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

Revenue from the sale of BREVAGen tests

In accordance with revenue recognition principles, the Group recognizes the revenue from the sale of BREVAGenTM and BREVAGenplus® test on an accruals basis. This requires the Group to estimate the amount of revenue expected to be received based on the historical data of amounts received from tests sold since the launch of BREVAGenTM and BREVAGenplus®.

4.                  COST OF SALES

	Consolidated
	2017	2016	2015
	$	$	$

Inventories used	172,070	159,256	462,908
Direct labour costs	152,767	199,114	347,745
Depreciation expense	71,139	60,249	55,818
Inventories written off (1)	96,441	324,441	24,772
Total cost of sales	492,417	743,060	891,243

(1)  Inventories written off include $53,856 (2016: $218,178 and 2015: $nil) of items that expired during the year.

5.                  OTHER REVENUE

License fees received (2)	—	252,707	938,471
Royalties and annuities received (3)	—	47,841	88,680
Total other revenue	—	300,548	1,027,151

(2) License fees received in 2016 included $149,837 (2015: $781,108) of licensing income from Applera Corporation. This agreement ended in December 2015.

(3) Derived under the Group’s non-coding assertion programme that was discontinued during 2015

6.              NON OPERATING INCOME AND EXPENDITURE

Net profit on disposal of plant and equipment	52,188	7,132	3,843
Research and development tax incentive	253,159	359,803	111,188
Interest income	38,765	67,100	39,951
Rental income	—	58,002	215,575
Total non operating income and expenditure	344,112	492,037	370,557

7.              GAIN ON SALE OF BUSINESS

Proceeds from sale of business	2,100,895
Trade and other receivables	(190,990)
Prepayments and other assets	(220,785)
Net value of fixed assets	(176,065)
Goodwill	(315,388)
Deferred revenue	51,952
Current provisions	120,989
Long term provisions	26,190
Total gain on sale of business	1,396,798

On November 19, 2014, the Company announced that it had completed the sale of its Heritage Australian Genetics business to Specialist Diagnostics Services Ltd (“SDS”), the wholly owned pathology subsidiary of Primary Health Care Ltd. Under the terms of sale, SDS acquired the Australian Genetics business for $2,100,895 (net of employee entitlements and inclusive of GST) in cash. The gain on disposal as recognized in the Consolidated Statement of Comprehensive Income is $1,396,798 the details of which are noted above.

8.              EXPENSES

	Consolidated
	2017	2016	2015
	$	$	$

Amortization of intangible assets	63,783	127,564	127,564
Depreciation of fixed assets	307,828	262,510	104,639
Net foreign currency losses	175,871	427,574	200,243
Employee benefits expenses	3,594,936	3,774,770	5,470,007
Operating lease expenses	310,413	312,586	404,638
Research and development expenses	418,598	395,539	728,592

9.                  INCOME TAX

Reconciliation of income tax expense to prima facie tax payable

	Consolidated
	2017	2016	2015
	$	$	$

Loss before income tax expense	(8,403,826)	(8,458,965)	(8,810,170)
Tax at the Australian tax rate of 27.50% (2016: 28.50% and 2015: 30%)	(2,311,052)	(2,410,805)	(2,643,051)
Tax effect amounts which are not deductible / (taxable) in calculating taxable income
Net impairment losses and other write-downs	—	—	98
Share-based payments expense	33,079	14,318	91,057
Fair value (gains)/ loss on financial liabilities at fair value through profit or loss	—	—	(104,774)
Research and development tax incentive	108,163	116,800	78,673
Disposal of Heritage business	—	—	41,091
Tax effect of inter-company transactions	—	—	5,370
Withholding tax expense	—	849	5,484
Other non-deductible items	1,257	1,450	2,032
Other assessable items	81,155	—	—
	(2,087,398)	(2,277,388)	(2,524,020)

Difference in overseas tax rates	(96,775)	(225,070)	(138,687)
Under /(over) provision	(75,054)	10,583	(7,849)
Research and development tax credit	(69,619)	(102,544)	(33,356)
Tax losses not recognized	2,328,846	2,594,419	2,703,912
Income tax expense	—	—	—
Net deferred tax assets
Deferred tax assets not recognized
ImmunAid option fee	—	—	150,000
Property, plant & equipment	2,802	3,517	9,067
Capital raising costs	320,417	531,646	849,649
Applera settlement	—	—	44,945
Intangible assets	2,003,505	1,978,065	2,185,263
Provisions	333,103	209,643	226,568
Other	—	—	86,830
Total deferred tax assets	2,659,827	2,722,871	3,552,322
Deferred tax liabilities not recognized
Prepayments	—	—	355
Total deferred tax liabilities	—	—	355
Net deferred tax assets on temporary differences not brought to account	(2,659,827)	(2,722,871)	(3,551,967)
Total net deferred tax assets	—	—	—

9.                  INCOME TAX (cont.)

Tax losses

	Consolidated
	2017	2016	2015
	$	$	$

Unused tax losses for which no deferred tax asset has been recognized	80,706,629	74,107,688	63,780,030
Potential tax benefit @ 27.50% (2016: 28.50% and 2015 30%)	22,194,323	21,120,691	19,134,010

Subject to the Group continuing to meet the relevant statutory tests, the tax losses are available for offset against future taxable income.

At June 30, 2017, the group had a potential tax benefit related to tax losses carried forward of $22,194,323. Such amount includes net losses of $6,452,988 related to subsidiaries in the United States (U.S.) which would expire after 20 years starting in 2030. The remaining tax losses carried forward of $15,741,335 are indefinite and are attributable to the Group’s operations in Australia. As such the total unused tax losses available to the Group, equal $22,194,323.

As at balance date, there are unrecognized tax losses with a benefit of approximately $22,194,323 (2016: $21,120,691 and 2015: $19,134,010) that have not been recognized as a deferred tax asset to the Group.  These unrecognized deferred tax assets will only be obtained if:

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

As at June 30, 2017, there are no unrecognised temporary differences associated with the Group’s investments in subsidiaries, as the Group has no liability for additional taxation should unremitted earnings be remitted (2016: $nil).

10.           LOSS PER SHARE

The following reflects the income and share data used in the calculations of basic and diluted loss per share:

Loss for the year attributable to the owners of Genetic Technologies Limited	(8,403,826)	(8,458,965)	(8,810,170)
Weighted average number of ordinary shares used in calculating loss per share	2,121,638,888	1,715,214,158	1,072,803,358

Note:        None of the 75,102,778 (2016: 53,852,778 and 2015 24,241,667) options over the Company’s ordinary shares that were outstanding as at the reporting date are considered to be dilutive for the purposes of calculating diluted earnings per share.

11.           CASH AND CASH EQUIVALENTS

	Consolidated
	2017	2016	2015
	$	$	$
Reconciliation of cash and cash equivalents
Cash at bank and on hand	10,988,255	11,179,687	18,341,357
Total cash and cash equivalents	10,988,255	11,179,687	18,341,357
Reconciliation of loss for the year
Reconciliation of loss for the year after income tax to net cash flows used in operating activities is as follows:
Loss for the year after income tax	(8,403,826)	(8,458,965)	(8,810,170)
Adjust for non-cash items
Amortization and depreciation expenses	371,611	390,074	232,203
Impairment of intangible assets	544,694	—	—
Interest on convertible notes converted to shares	—	—	73,618
Share-based payments expense	120,287	50,239	303,522
Non-cash licensing revenue	—	—	(245,500)
Non-cash rental income	—	(58,002)	—
Net (gain)/loss on sale of business	—	—	(1,396,798)
Fair value gains on financial assets at fair value through profit or loss	—	—	(349,246)
Net (profit) / loss on disposal of plant and equipment	(52,188)	(7,132)	(3,843)
Net foreign exchange (gains) / losses	175,038	412,579	200,243
Adjust for changes in assets and liabilities
(Increase) / decrease in trade and other receivables	204,501	84,178	152,348
(Increase) / decrease in prepayments and other assets	103,488	189,178	(312,714)
Increase / (decrease) in financial assets at fair value through profit or loss	—	—	795,533
Increase / (decrease) in trade and other payables	60,120	(342,273)	(436,249)
Increase / (decrease) in provisions	62,636	13,286	105,525
Net cash flows from / (used in) operating activities	(6,813,639)	(7,726,838)	(9,691,528)
Financing facilities available
As at June 30, 2017, the following financing facilities had been negotiated and were available:
Total facilities
Credit cards	306,128	311,269	306,750
Facilities used as at reporting date
Credit cards	(12,428)	(32,051)	(25,708)
Facilities unused as at reporting date
Credit cards	293,700	279,218	281,042

12.           TRADE AND OTHER RECEIVABLES (CURRENT)

	Consolidated
	2017	2016
	$	$
Trade receivables	200,837	392,521
Less: provision for doubtful debts	—	—
Net trade receivables	200,837	392,521
Other receivables	225,435	238,252
Total net current trade and other receivables	426,272	630,773

Note: Trade and other receivables for the Group include amounts due in US dollars of USD 153,829 (2016: USD 291,540).

Refer Note 30 for details of aging, interest rate and credit risks applicable to trade and other receivables for which, due to their short-term nature, their carrying value approximates their fair value.

13.           PREPAYMENTS AND OTHER ASSETS (CURRENT)

Prepayments	136,923	149,459
Inventories at the lower of cost and net realizable value	76,822	166,942
Performance bond and deposits	3,377	4,209
Total current prepayments and other assets	217,122	320,610

14.           PROPERTY, PLANT AND EQUIPMENT

	Consolidated
	2017	2016
	$	$
Laboratory equipment, at cost	1,451,389	1,287,609
Less: accumulated depreciation	(1,209,553)	(1,056,124)
Net laboratory equipment	241,836	231,485
Computer equipment, at cost	607,165	547,176
Less: accumulated depreciation	(523,278)	(487,574)
Net computer equipment	83,887	59,602
Office equipment, at cost	167,564	167,564
Less: accumulated depreciation	(165,805)	(164,527)
Net office equipment	1,759	3,037
Equipment under hire purchase, at cost	594,626	594,626
Less: accumulated depreciation	(594,626)	(594,626)
Net equipment under hire purchase	—	—
Leasehold improvements, at cost	462,797	452,487
Less: accumulated depreciation	(313,631)	(196,472)
Net leasehold improvements	149,166	256,015
Total net property, plant and equipment	476,648	550,139
Reconciliation of property, plant and equipment
Opening gross carrying amount	3,049,462	2,654,408
Add: additions purchased during the year	234,799	395,054
Less: disposals made during the year	(720)	—
Closing gross carrying amount	3,283,541	3,049,462
Opening accumulated depreciation and impairment losses	(2,499,323)	(2,236,813)
Add: disposals made during the year	258	—
Less: depreciation expense charged	(307,828)	(262,510)
Closing accumulated depreciation and impairment losses	(2,806,893)	(2,499,323)
Total net property, plant and equipment	476,648	550,139

Reconciliation of movements in property, plant and equipment by asset category

	Opening				Closing
	net carrying	Additions	Disposals	Depreciation	net carrying
	amount	during year	during year	expense	amount
Asset category	$	$	$	$	$
Laboratory equipment	231,485	163,780	—	(153,429)	241,836
Computer equipment	59,602	60,709	(462)	(35,962)	83,887
Office equipment	3,037	—	—	(1,278)	1,759
Leasehold improvements	256,015	10,310	—	(117,159)	149,166
Totals	550,139	234,799	(462)	(307,828)	476,648

15.           INTANGIBLE ASSETS

	Consolidated
	2017	2016
	$	$
Patents
Patents, at cost	36,662,592	36,662,592
Less: accumulated amortization	(32,950,533)	(32,938,414)
Less: impairment losses	(3,712,059)	(3,632,338)
Total net patents	—	91,840
Other intangible assets
Assets associated with BREVAGenTM breast cancer risk test, at cost	1,033,273	1,033,273
Less: accumulated amortization	(568,300)	(516,636)
Less: impairment losses	(464,973)	—
Total net other intangible assets	—	516,637
Total net intangible assets	—	608,477
Reconciliation of patents
Opening net carrying amount	91,840	116,077
Less: amortization expense charged (refer below)	(12,119)	(24,237)
Less: impairment expense	(79,721)	—
Total net patents	—	91,840
Reconciliation of other intangible assets
Opening net carrying amount	516,637	619,964
Less: amortization expense charged (refer below)	(51,664)	(103,327)
Less: impairment expense	(464,973)	—
Total net other intangible assets	—	516,637

Impairment

Slow growth rates in the market adoption of the BREVAGenplus® breast cancer risk assessment test contributing to net losses represented an impairment triggering event. The Group performed an impairment assessment, which resulted in a non-cash impairment of the Patents and other Intangible assets associated with the BREVAGenTM test of $544,694.

In order to support this conclusion, the Company undertook an impairment assessment as follows:

i.                  calculating the value in use of each Intangible asset using a discounted cash flow model. These models used cash flows (revenues, expenses and capital expenditure) for each asset based on their remaining useful lives of approximately 4 years. The cash flows were then discounted to net present values at an average of the most recent rates utilized by other Companies in the industry in which the Group operates and have been assessed by management to align with the long term growth profile of the Company. A pre-tax discount rate of 14.5%, and a growth rate estimate of 2.0% was used throughout the value in use model, and

ii.               comparing the resulting value in use of each Intangible asset to their respective book values

The Company also performed sensitivity analysis over the value in use calculations by varying the assumptions used to assess the impact on the valuations.

15.           INTANGIBLE ASSETS (cont.)

Impairment (cont.)

On consideration of all of these key assumptions the Company, in line with its impairment testing policy has concluded that the intangible asset should be fully impaired at year end, and that a non-cash impairment expense of $544,694 be recognized at June 30, 2017.

Remaining useful lives

The assets associated with the BREVAGenTM breast cancer risk test had a remaining useful life of 4 years as at June 30, 2017.

Disclosure of expenses

The total amortization expense charged during the year in respect of intangible assets of $63,783 is disclosed in the consolidated statement of comprehensive income under the heading of laboratory and research and development costs.

16.            TRADE AND OTHER PAYABLES (CURRENT)

	Consolidated
	2017	2016
	$	$
Trade payables	398,291	392,322
Other payables	195,584	270,504
Accrued expenses	304,228	175,157
Total current trade and other payables	898,103	837,983

Note: Trade payables for the Group include amounts due in US dollars of USD 137,154 (2016: USD 178,679) and Swiss francs of CHF 380 (2016: CHF 2,702).

Refer Note 30 for details of management of interest rate, foreign exchange and liquidity risks applicable to trade and other payables for which, due to their short-term nature, their carrying value approximates their fair value.

17.           PROVISIONS (CURRENT AND NON-CURRENT)

Current provisions
Annual leave	239,821	223,100
Long service leave	243,411	217,679
Make good *	83,958	53,427
Total current provisions	567,190	494,206
Non-current provisions
Long service leave	56,328	36,145
Make good *	7,632	38,163
Total non-current provisions	63,960	74,308
Total provisions	631,150	568,514

* Make good provision

Genetic Technologies Limited is required to restore the leased premises situated in Fitzroy, Melbourne to their original condition at the end of the lease terms. A provision has been recognized for the present value of the estimated expenditure required to remove any leasehold improvements. These costs have been capitalized as part of the cost of leasehold improvements and are amortized over the shorter of the term of the lease or the useful life of the assets. See Note 2 (w) for the Group’s other accounting policies relevant to provisions.

17.                               PROVISIONS (CURRENT AND NON-CURRENT) (cont.)

	Consolidated
	2017	2016
	$	$
Reconciliation of annual leave provision
Balance at the beginning of the financial year	223,100	200,957
Add: obligation accrued during the year	183,613	260,434
Less: utilized during the year	(166,892)	(238,291)
Balance at the end of the financial year	239,821	223,100
Reconciliation of long service leave provision
Balance at the beginning of the financial year	253,824	354,271
(Less)/ Add: obligation accrued during the year	58,699	(16,904)
Less: utilized during the year	(12,784)	(83,543)
Balance at the end of the financial year	299,739	253,824

Note: The current provisions for annual leave and long service leave include a total amount of $428,891 (2016: $298,846) in respect of obligations which, based on historical evidence, the Company estimates will be settled more than 12 months from balance date.

18.           FINANCIAL LIABILITIES AT FAIR VALUE THROUGH THE PROFIT OR LOSS (CURRENT AND NON-CURRENT)

Debt convertible notes

During the prior financial year $25,000 convertible notes plus capitalized interest were converted into 1,091,093 ordinary shares of the Company. The notes were originally issues as secured (debt) notes to existing and new Australian institutional and wholesale investors as part of a $2,150,000 raising, carrying a 10% coupon rate, and as  approved at the Annual General Meeting, held on 25 November 2014, became convertible notes which could convert into ordinary shares (at a 10.0% discount to the 5 day VWAP). These convertible notes carried free attached options to purchase further shares in the Company.

19.           FAIR VALUE MEASUREMENT OF FINANCIAL INSTRUMENTS

(i) Fair value hierarchy

This section explains the judgements and estimates made in determining the fair values of the financial instruments that are recognized and measured at fair value in the financial statements. To provide an indication about the reliability of the inputs used in determining fair value, the group has classified its financial instruments into the three levels prescribed under the Accounting Standards. An explanation of each level follows:

(a)             quoted prices (unadjusted) in active markets for identical assets or liabilities (level 1);

(b)             inputs other than prices included within level 1 that are observable for the asset or liability, either directly or indirectly (level 2); and

(c)              inputs for the asset or liability that are not based on observable market data (unobservable inputs) (level 3).

No level 1 or level 2 financial assets or liabilities were held by the Group as at 30 June 2017 and 2016

Convertible note (financial liabilities) $
Opening balance 1 July 2015	(25,000)
Conversions to equity	25,000
Closing balance 30 June 2016	—

The Group’s policy is to recognize transfers into and transfers out of fair value hierarchy levels as at the end of the reporting period.

There were no transfers between levels 1 and 2 for recurring fair value measurements during the year, as the Company did not have any fair value assets or liabilities at 30 June 2017.

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

The fair value of financial instruments that are not traded in an active market is determined using valuation techniques.  These valuation techniques maximize the use of observable market data where it is available and rely as little as possible on entity specific estimates.  If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2.  If one or more of the significant inputs is not based on observable market data, the instrument is included in level 3.

(iii) Valuation processes

Convertible note

The value of the Convertible Note outstanding as at July 1, 2015 was calculated with reference to its face value, which approximates its fair value.

20.           CONTRIBUTED EQUITY

	Consolidated
	2017	2016
	$	$
Issued and paid-up capital
Fully paid ordinary shares	122,382,625	115,272,576
Total contributed equity	122,382,625	115,272,576

Movements in shares on issue

Year ended June 30, 2016	Shares	$
Balance at the beginning of the financial year	1,714,191,631	115,247,128
Add: shares issued as part of the conversion of convertible notes	1,091,093	27,102
Less: transaction costs arising on share issue	—	(1,654)
Balance at the end of the financial year	1,715,282,724	115,272,576

Year ended June 30, 2017	Shares	$
Balance at the beginning of the financial year	1,715,282,724	115,272,576
Add: shares issued as part of private placements	720,000,000	8,049,369
Add: facility fee rebate on previously issued shares*	—	295,110
Less: transaction costs arising on share issue	—	(1,234,430)
Balance at the end of the financial year	2,435,282,724	122,382,625

* Rebate of a facility fee originally provided to Kentgrove Capital on commencement date of a Standby Equity Placement Facility Agreement entered into in January 2015 that was paid on expiry of the facility agreement on 21 January 2017 in accordance with the agreement, representing a reduction in total equity transaction costs associated with the commencement of the facility.

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

21.           RESERVES

	Consolidated
	2017	2016
	$	$
Foreign currency translation	1,288,896	1,419,551
Share-based payments	4,755,597	4,635,310
Total reserves	6,044,493	6,054,861
Reconciliation of foreign currency translation reserve
Balance at the beginning of the financial year	1,419,551	112,332
Add: net currency translation gain / (loss)	(130,655)	1,307,219
Balance at the end of the financial year	1,288,896	1,419,551
Reconciliation of share-based payments reserve
Balance at the beginning of the financial year	4,635,310	4,585,071
Add: share-based payments expense	120,287	50,239
Balance at the end of the financial year	4,755,597	4,635,310

Nature and purpose of reserves

Foreign currency translation reserve

This reserve is used to record exchange differences arising from the translation of the financial statements of foreign subsidiaries.

Share-based payments reserve

This reserve is used to record the value of share-based payments provided to employees and others providing similar services as part of their remuneration.

22.           ACCUMULATED LOSSES

Balance at the beginning of the financial year	(109,444,248)	(100,985,283)
Add: net loss attributable to owners of Genetic Technologies Limited	(8,403,826)	(8,458,965)
Balance at the end of the financial year	(117,848,074)	(109,444,248)

23.           OPTIONS

As at June 30, 2017, the following options over ordinary shares in the Company were outstanding.

	2017	Weighted ave. exercise price	2016	Weighted ave. exercise price
Unlisted employee options (refer below)	54,736,111	$0.016	33,486,111	$0.022
Unlisted options attached to convertible notes	20,366,667	$0.015	20,366,667	$0.015
	75,102,778	$0.016	53,852,778	$0.019

On November 30, 2001, the Directors of the Company established a Staff Share Plan.  On November 19, 2008, the shareholders of the Company approved the introduction of a new Employee Option Plan.  Under the terms of the respective Plans, the Directors of the Company may grant options over ordinary shares in Genetic Technologies Limited to executives, consultants and employees of the Group.  The options, which are granted at nil cost, are not transferable and are not quoted on the ASX.  As at June 30, 2017, there were 6 executives and 4 employees who held options that had been granted under the Plans.  Options granted under the Plans carry no rights to dividends and no voting rights.

23.           OPTIONS (cont.)

The movements in the number of options granted under the Plans are as follows:

	2017	Weighted ave. exercise price	2016	Weighted ave. exercise price
Unlisted employee options
Balance at the beginning of the financial year	33,486,111	$0.022	3,875,000	$0.140
Add: options granted during the year	22,750,000	$0.010	33,736,111	$0.022
Less: options exercised during the year	—	—	—	—
Less: options forfeited during the year	(1,500,000)	$0.049	(4,125,000)	$0.136
Balance at the end of the financial year	54,736,111	$0.016	33,486,111	$0.022

There were no options exercised under the Employee Option Plan during the year ended June 30, 2017 (2016: Nil).

The numbers of options outstanding as at June 30, 2017 by ASX code, including the respective dates of expiry and exercise prices, are tabled below (refer Note 25 for further information).  The options tabled below are not listed on ASX.

Option description	2017	Weighted ave. exercise price	2016	Weighted ave. exercise price
Unlisted employee options
GTGAA (expiring May 31, 2019)	—	—	250,000	$0.040
GTGAD (expiring September 14, 2020)	250,000	$0.058	1,000,000	$0.058
GTGAD (expiring November 24, 2020)	24,236,111	$0.020	24,236,111	$0.020
GTGAD (expiring January 31, 2021)	—	—	500,000	$0.039
GTGAD (expiring March 31, 2021)	7,500,000	$0.020	7,500,000	$0.020
GTGAD (expiring February 16, 2022)	22,750,000	$0.010	—	—
	54,736,111	$0.016	33,486,111	$0.022

Unlisted options attached to convertible notes
GTGAC (expiring December 2, 2018)	20,366,667	$0.015	20,366,667	$0.015
Balance at the end of the financial year	75,102,778	$0.016	53,852,778	$0.019
Exercisable at the end of the financial year	36,234,722	$0.017	20,450,000	$0.015

The weighted average remaining contractual life of options outstanding as at June 30, 2017 was 3.28 years (2016: 3.70 years).

24.           SEGMENT INFORMATION

Identification of reportable segments

The Group has identified a sole operating segment as reported that is consistent with the internal reporting provided to the chief operating decision maker and is aligned to the one major revenue stream.

The Groups operating segment is summarized as follows:

Business segments

		Revenues and income
Segment		Sales	Other	Totals	Profit / (loss)
		$	$	$	$
Operations	2017	518,506	344,112	862,618	(8,403,826)
	2016	824,586	792,585	1,617,171	(8,458,965)
	2015	2,011,918	2,794,506	4,806,424	(8,810,170)

				Amortization	Purchases of
		Assets	Liabilities	/depreciation	equipment
Segment		$	$	$	$
Operations	2017	12,108,297	(1,529,253)	(371,611)	234,799
	2016	13,289,686	(1,406,497)	(390,074)	395,054
	2015	20,719,732	(1,760,484)	(232,203)	304,135

Geographic information

Australia — is the home country of the parent entity and the location of the Company’s genetic testing and licensing operations.

USA — is the home of Phenogen Sciences Inc. and GeneType Corporation.

Switzerland — is the home of GeneType AG.

Geographic information

		Revenues and income
		Sales	Other	Totals	Profit/(Loss)
		$	$	$	$
Australia	2017	18,215	344,112	362,327	(7,000,994)
	2016	220	792,585	792,805	(4,241,451)
	2015	910,740	2,794,358	3,705,098	(1,519,192)
USA	2017	500,291	—	500,291	(1,371,001)
	2016	824,366	—	824,366	(4,197,368)
	2015	1,101,178	148	1,101,326	(7,276,878)
Other	2017	—	—	—	(31,831)
	2016	—	—	—	(20,146)
	2015	—	—	—	(14,100)
Totals	2017	518,506	344,112	862,618	(8,403,826)
	2016	824,586	792,585	1,617,171	(8,458,965)
	2015	2,011,918	2,794,506	4,806,424	(8,810,170)

24.                               SEGMENT INFORMATION (cont.)

				Amortization	Purchases of
		Assets	Liabilities	/depreciation	Equipment
		$	$	$	$
Australia	2017	11,473,094	(1,291,529)	(362,677)	223,096
	2016	12,553,539	(1,199,257)	(379,944)	382,893
	2015	3,139,778	(1,532,911)	(219,784)	304,135
USA	2017	632,419	(233,301)	(8,934)	11,703
	2016	733,168	(202,200)	(10,130)	12,161
	2015	17,576,978	(224,917)	(12,419)	—
Other	2017	2,784	(4,423)	—	—
	2016	2,979	(5,040)	—	—
	2015	2,976	(2,656)	—	—
Totals	2017	12,108,297	(1,529,253)	(371,611)	234,799
	2016	13,289,686	(1,406,497)	(390,074)	395,054
	2015	20,719,732	(1,760,484)	(232,203)	304,135

Additional segment disclosures

Other revenues and income includes interest received of $38,765 (2016: $67,099 and 2015: $39,951).

Expenses includes employee benefits expenses of $3,594,936 (2016: $3,774,770 and 2015: $5,470,007).

Assets - includes cash of $10,988,255 (2016: $11,179,687 and 2015: $18,341,357).

Liabilities includes trade and other payables of $898,103 (2016: $837,983 and 2015: $1,102,974) and provisions of $631,150 (2016: $568,514 and 2015: $555,228).

Included in the above figures are the following intersegment balances and transactions:

	Consolidated
	2017	2016	2015
	$	$	$
Loan payable (USA) and loan receivable (Australia)	348,835	512,816	16,948,601
Foreign exchange gain (USA) and foreign exchange loss (Australia)	776,295	1,750,759	3,823,791
Cost of sales (USA) and sales (Australia)	74,762	91,896	153,581

Segment products and locations

The principal geographic segment is Australia, with the Company’s headquarters being located in Melbourne in the State of Victoria however the key sales activities take place in the USA.

Major customers

During the years ended June 30, 2017 & June 30, 2016 there was no customer from whom the Group generated revenues representing more than 10% of the total consolidated revenue from operations or outstanding receivables.

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

i.                  1,250,000 options (2016: 2,000,000 options) to a number of employees of the Company’s US Subsidiary, Phenogen Sciences Inc. The options vest based on non-market performance conditions (requirement to remain employed by the Company) in three tranches commencing on the date of the 2017 Annual General Meeting (AGM) of the Company and then at each of the 12 and 24 month anniversaries thereafter (2016:  three equal tranches after 12 months, 24 months, and 36 months from date of grant, respectively). The fair value of each option granted is estimated by an external valuer using a Black-Scholes option-pricing model, with assumptions as follows

	2017	2016	2016
Grant Date	February 17, 2017	April 1, 2016	November 25, 2015
Options issued	1,250,000	500,000	1,500,000
Dividend yield	—	—	—
Historic volatility and expected volatility	60%	80%	80%
Option exercise price	$ 0.010	$ 0.039	$ 0.058
Weighted average exercise price	$ 0.010	$ 0.039	$ 0.058
Risk-free interest rate	2.19%	1.93%	2.22%
Expected life of an option	4.5 years	4.3 years	4.5 years
Model used	Black-Scholes	Black-Scholes	Black-Scholes

As at June 30, 2017, there were 4 employees who held options that had been granted under the Plan.

The expected price volatility is based on the historic volatility (based on the remaining life of the options), adjusted for any expected changes to future volatility due to publicly available information.

ii.               21,500,000 options (2016: 31,736,111) to a number of KMP. The options vest based on non-market performance conditions (requirement to remain employed by the Company) in three tranches commencing on the date of the 2017 Annual General Meeting (AGM) of the Company and then at each of the 12 and 24 month anniversaries thereafter (2016: market related vesting condition of share price growth, whereby the options are exercisable at any time after the vesting conditions are met for a period of up to 5 years after granting. The vesting conditions that must be met before a tranche of Options shall vest, namely the 3 month VWAP at which the shares of the Company must be trading on the ASX, are $0.05, $ 0.10 and $0.20). The fair value of each option granted is estimated by an external valuer using a Black-Scholes option-pricing model (2016: Monte Carlo simulation analysis), with assumptions as follows

	2017	2016	2016
Grant Date	February 17, 2017	April 1, 2016	November 25, 2015
Options issued	21,500,000	7,500,000	24,236,111
Dividend yield	—	—	—
Historic volatility and expected volatility	60%	80%	80%
Option exercise price	$ 0.010	$ 0.020	$ 0.020
Weighted average exercise price	$ 0.010	$ 0.020	$ 0.020
Risk-free interest rate	2.19%	1.93%	2.22%
Expected life of an option	4.5 years	4.3 years	4.5 years
Model used	Black-Scholes	Monte Carlo	Monte Carlo

25.          SHARE BASED PAYMENTS (cont.)

Modification of share-based payment arrangements

In February 2017, the Company modified the vesting conditions of the 31,736,111 options granted to KMP during 2016 from that of market related share price growth to non-market conditions of continuing employment with the Company, vesting in two equal tranches on the June 30, 2017 and June 30, 2018. All other vesting conditions attached to these option, including Option exercise price and expiry date remained unchanged. The fair value of the options at the date of the modification was $358,131 less than the original fair value, primarily as a result of the reduced share price at date of revaluation, as follows;

	Fair Value Post Modification		Fair Value Pre Modification
Grant Date	1 April 2016	25 Nov 2015	1 April 2016	25 Nov 2015
Options issued	7,500,000	24,236,111	7,500,000	24,236,111
Dividend yield	—	—	—	—
Historic volatility and expected volatility	60%	60%	80%	80%
Option exercise price	$ 0.020	$ 0.020	$ 0.020	$ 0.020
Weighted average exercise price	$ 0.020	$ 0.020	$ 0.020	$ 0.020
Risk-free interest rate	2.08%	2.02%	1.93%	2.22%
Expected life of an option	3.6 years	3.3 years	4.3 years	4.5 years
Model used	Black-Scholes	Black-Scholes	Monte Carlo	Monte Carlo

In line with the relevant accounting standards, the reduction in fair value of the options will not be recognized, with the expense of the original option grant to continue to be recognized as if the terms had not been modified.

(c) Expenses arising from share-based payment transactions

Total expenses arising from share-based payment transactions recognized during the period as part of employee benefit expense were as follows:

	Consolidated
	2017	2016	2015
	$	$	$
Options issued under employee option plan	120,287	50,239	(26,536)
Shares issued as consideration for standby equity placement facility	—	—	330,059
Total	120,287	50,239	303,523

26.           COMMITMENTS AND CONTINGENCIES

	Consolidated
	2017	2016	2015
Operating lease expenditure commitments	$	$	$
Minimum operating lease payments
- not later than one year	227,992	220,486	75,536
- later than one year but not later than five years	35,676	248,481	—
- later than five years	—	—	—
Total minimum operating lease payments	263,668	468,967	75,536

26.           COMMITMENTS AND CONTINGENCIES (cont.)

As at June 30, 2017, the above operating leases related to the following premises that are currently occupied by the Group:

Location	Landlord	Use	Date of expiry of lease	Minimum payments ($)
60-66 Hanover Street Fitzroy, Victoria 3065 Australia	Crude Pty. Ltd.	Office / laboratory	August 31, 2018	248,481
9115 Harris Corners Parkway, Suite 320 Charlotte, North Carolina 28269 USA	New Boston Harris Corners LLC	Office	October 31, 2017	15,187
			Total	263,668

Apart from the above, there were no other commitments or contingencies as at June 30, 2017.

27.    AUDITORS’ REMUNERATION

	Consolidated
	2017	2016	2015
	$	$	$
Audit and assurance services
PricewaterhouseCoopers in respect of:
Audit(1)	325,972	334,560	558,360
Audit related	107,451	—
Other audit firms in respect of:
Audit of the Financial Reports of subsidiaries	4,070	5,868
Total remuneration in respect of audit services	437,493	340,428	558,360

(1) Audit fees consist of services that would normally be provided in connection with statutory & regulatory filings or engagements, including services that generally only the independent accountant can reasonably provide.

28.          RELATED PARTY DISCLOSURES

Ultimate parent

Genetic Technologies Limited is the ultimate Australian parent company.  As at the date of this Report, no shareholder controls more than 50% of the issued capital of the Company.

Transactions within the Group and with other related parties

During the year ended June 30, 2017, the only transactions between entities within the Group and other related parties occurred, are as listed below.  Except where noted, all amounts were charged on similar to market terms and at commercial rates.

Phenogen Sciences Inc.

During the year ended June 30, 2017, Phenogen Sciences Inc, a subsidiary, purchased testing services from Genetic Technologies Corporation Pty. Ltd., another subsidiary at a cost of $74,762 (2016: $91,676 and 2015: $153,581). This transaction is eliminated on consolidation.

Debt convertible notes

During the year ended June 30, 2015 the Company finalized the raising of $2,150,000 via the issue of unlisted secured (debt) notes to existing and new Australian institutional and wholesale investors. The debt notes carried a 10.0% coupon rate, and as approved at the Annual General Meeting, held on November 25, 2014, became convertible notes which could convert into ordinary shares (at a 10.0% discount to the 5 day VWAP). These convertible notes also carry free attached options to purchase further shares in the Company.

25.          RELATED PARTY DISCLOSURES (cont.)

$125,000 of these convertible notes were issued to a holder associated with Dr Lindsay Wakefield, a Company director at the time of issue, on the same terms and conditions as other note holders, all of which were converted during the year ended June 30, 2015.  The 8,333,333 share options attached to these convertible notes remain unexercised at the end of the year.

There were no transactions with parties related to Key Management Personnel during the year other than that disclosed above.

Details of Directors and Key Management Personnel as at balance date

Directors	Executives
Dr Malcolm R. Brandon (Non-Executive Chairman)	Mr. Kevin Fischer (Chief Financial Officer)
Mr. Eutillio Buccilli (Executive Director	Ms Diana Newport (Quality and Business Operations Director)
& Chief Executive Officer)	Dr Richard Allman (Scientific Director)
Mr. Grahame Leonard AM (Non-Executive)	Mr. Chris Saunders (Vice President, Sales and Marketing — Phenogen)
Dr Lindsay Wakefield (Non-Executive)	Dr Susan Gross (Senior Medical Director — Phenogen)
Dr Paul Kasian (Non-Executive)

	Consolidated
	2017	2016	2015
	$	$	$
Remuneration of Key Management Personnel
Short-term employee benefits	1,533,457	1,350,986	1,457,725
Post-employment benefits	101,320	104,081	118,660
Share-based payments	121,269	49,445	(25,959)
Other long-term benefits	61,594	28,552	(8,854)
Termination benefits	—	53,795	—
Total remuneration of Key Management Personnel	1,817,640	1,586,859	1,541,572

29.    SUBSIDIARIES

The following diagram is a depiction of the Group structure as at June 30, 2017.

		Group interest (%)		Net carrying value ($)
Name of Group company	Incorporation details	2017	2016	2017	2016
Entities held directly by parent
GeneType Pty. Ltd. (Dormant)	September 5, 1990 Victoria, Australia	100%	100%	—	—
Genetic Technologies Corporation Pty. Ltd. (Genetic testing)	October 11, 1996 N.S.W., Australia	100%	100%	2	2
RareCellect Pty. Ltd. (Dormant)	March 7, 2001 N.S.W., Australia	100%	100%	10	10
GeneType AG * (Dormant)	February 13, 1989 Zug, Switzerland	100%	100%	—	1,350
GeneType Corporation (Dormant)	December 18, 1989 California, U.S.A.	100%	100%	—	—
Phenogen Sciences Inc. (BREVAGenTM )	June 28, 2010 Delaware, U.S.A.	100%	100%	11,006	11,006
Total carrying value				11,018	12,368

* At June 30, 2017, GeneType AG was placed into members’ voluntary liquidation.

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

The Group holds the following financial instruments:

	Consolidated
	2017	2016
	$	$
Financial assets
Cash at bank / on hand	10,988,255	11,179,687
Trade and other receivables	426,272	630,773
Performance bond and deposits	3,376	4,209
Financial assets at fair value through profit or loss	—	—
Total financial assets	11,417,903	11,814,669
Financial liabilities
Trade and other payables	898,103	837,983
Total financial liabilities	898,103	837,983

Credit risk

The Group’s credit risk is managed on a Group basis.  Credit risk arises from cash and cash equivalents and deposits with banks and financial institutions, as well as credit exposures to customers, including outstanding receivables and committed transactions. The trade & other receivables balance at year end includes an accrual estimate of revenue to be collected from the sale of BREVAGenTM and BREVAGenplus® tests. This estimate is calculated based on historical data of amounts received from tests sold and is sensitive to/ may be impacted by the recoverability of the amounts through the U.S. healthcare reimbursement system. Recoverability of accrued revenues for tests performed is regularly monitored by management.  Other receivables represent amounts accrued for which reimbursement will be applied for from the Australian Taxation Authority under the Governments Research & Development grant. The maximum exposures to credit risk at June 30, 2017 in relation to each class of recognized financial asset is the carrying amount of those assets, as indicated in the balance sheet.

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

The trade receivables balance is reflective of historical collection rates which are monitored on an ongoing basis and adjusted accordingly based on changing collection and test data. As at June 30, 2017, the balance of the Group’s total accrued net trade receivables was $200,837 (2016: $392,521 (refer Note 12).

Credit risk further arises in relation to financial guarantees given by the Group to certain parties in respect of obligations of its subsidiaries.  Such guarantees are only provided in exceptional circumstances.

An analysis of the aging of trade and other receivables s is provided below:

	Consolidated
	2017	2016
	$	$
Net trade and other receivables
Current (less than 30 days)	426,272	630,773
31 days to 60 days	—	—
61 days to 90 days (note)	—	—
Greater than 90 days (note)	—	—
Total net trade and other receivables (Note 12)	426,272	630,773

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

As at June 30, 2017, the Group held the following financial assets and liabilities that were denominated in foreign currencies:

Consolidated	Year	USD	EUR	CHF
Financial assets
Cash at bank / on hand	2017	6,203,335	30,852	—
	2016	5,108,964	32,767	—
Total financial assets	2017	6,203,335	30,852	—
	2016	5,108,964	32,767	—
Financial liabilities
Trade and other payables	2017	99,540	—	—
	2016	96,069	—	—
Total financial liabilities	2017	99,540	—	—
	2016	96,069	—	—

Notes:    USD — United States dollars     EUR — European euros             CHF — Swiss francs

During the year ended June 30, 2017, the Australian dollar / US dollar exchange rate strengthened by 3.3%, from 0.7441 at the beginning of the year to 0.7686 at the end of the year.

Based on the financial instruments held at June 30, 2017, had the Australian dollar weakened/ strengthened by 10% against the US dollar with all other variables held constant, the Group’s loss for the year would have been $882,000 lower/ $722,000 higher (2016: loss $748,000 lower / loss $612,000 higher), mainly as a result of changes in the values of cash and cash equivalents which are denominated in US dollars, as detailed in the above tables.

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

At June 30, 2017, if interest rates had changed by +/- 50 basis points from the year-end rates, with all other variables held constant, the Group’s loss for the year would have been $12,000 lower / higher (2016: loss $20,000 lower / higher), as a result of higher / lower interest income from cash and cash equivalents.  Consolidated equity for the Group would have been $12,000 higher / lower (2016: $20,000 higher / lower) mainly as a result of an increase / decrease in the fair value of cash and cash equivalents.

The exposure to interest rate risks and the effective interest rates of financial assets and liabilities, both recognized and unrealized, for the Group is as follows:

		Floating rate	Fixed rate	Carrying amount	Weighted ave. effective rate	Ave. maturity Period
Consolidated	Year	$	$	$	%	Days
Financial assets
Cash at bank / on hand	2017	2,468,730	—	2,468,730	1.75%	At call
	2016	3,952,078	—	3,952,078	1.98%	At call
Performance bond / deposits	2017	—	3,376	3,376	—	At call
	2016	—	4,209	4,209	—	At call
Totals	2017	2,468,730	3,376	2,472,106
	2016	3,952,078	4,209	3,956,287
Financial liabilities
Financial liabilities at fair value through profit or loss	2017	—	—	—	—	—
	2016	—	—	—	—	—
Totals	2017	—	—	—
	2016	—	—	—

Note   The Company holds the balance of its cash in non-interest bearing bank accounts.

30.           FINANCIAL RISK MANAGEMENT (cont.)

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

A balanced view of cash inflows and outflows affecting the Group is summarized in the table below:

		< 6 months	6 to 12 months	1 to 5 years	> 5 years	Totals
Consolidated	Year	$	$	$	$	$
Financial assets
Cash at bank / on hand	2017	10,988,255	—	—	—	10,988,255
	2016	11,179,678	—	—	—	11,179,678
Trade and other receivables	2017	426,272	—	—	—	426,272
	2016	630,773	—	—	—	630,773
Performance bond and deposits	2017	3,376	—	—	—	3,376
	2016	4,209	—	—	—	4,209
Total financial assets	2017	11,417,903	—	—	—	11,417,903
	2016	11,814,669	—	—	—	11,814,669
Financial liabilities
Trade and other payables	2017	898,103	—	—	—	898,103
	2016	837,983	—	—	—	837,983
Total financial liabilities	2017	898,103	—	—	—	898,103
	2016	837,983	—	—	—	837,983
Net maturity	2017	10,519,800	—	—	—	10,519,800
	2016	10,976,686	—	—	—	10,976,686

The Group had access to the following undrawn borrowing facility as at June 30, 2017:

	Facility limit	Amount used	Amount available
Nature of facility	$	$	$
Credit card facility	306,128	(12,428)	293,700

32.    SUBSEQUENT EVENTS

Nasdaq notice

On July 21, 2017, the Company announced that it received a letter dated  July 19, 2017, from the Nasdaq Stock Market notifying the Company that for the last 30 consecutive business days, prior to July 18, the bid price for the Company’s ordinary shares had closed below the minimum $US1.00 per share requirement for continued inclusion under Nasdaq Marketplace Listing Rules (the “Rules”).

The Notice stated that in accordance with the Rules the Company has 180 calendar days, or until January 15, 2018, to regain compliance. To regain compliance with the minimum bid price requirement, the Company’s securities must meet or exceed the $US1.00 per share price for 10 consecutive business days. This deficiency notice does not immediately affect the Company’s Nasdaq listing.

The issuance of such notices, by Nasdaq, are a matter of procedure, with the Company currently considering its position and the options available in order to regain compliance.

There have been no other significant events which have occurred after balance date, outside of the commencement of the strategic review, which has been disclosed in Note 2(a)