Form 20-F
period 2018-06-30
GENETIC TECHNOLOGIES LTD
filed 2018-10-31
CIK 1166272

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended June 30, 2018

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

☒ Yes   ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). ☒ Yes   ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

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

Our consolidated financial statements are set out on pages F1 to F39 of this Annual Report (refer to Item 18 “Financial Statements”).

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

PART I

Item 1.                                 Identity of Directors, Senior Management and Advisers

Not applicable

Item 2.                                 Offer Statistics and Expected Timetable

Not applicable.

Item 3.                                 Key Information

Item 3.A                        Selected Financial Data

The following selected financial data for the five years ended June 30, 2018 is derived from the audited consolidated financial statements of Genetic Technologies Limited, prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board, which became effective for our Company as of our fiscal year ended June 30, 2006.

The balance sheet data as of June 30, 2018 and 2017 and the statement of comprehensive income/(loss) data for the 2018, 2017 and 2016 fiscal years are derived from our audited consolidated financial statements which are included in this Annual Report.  Balance sheet data as of June 30, 2016, 2015 and 2014 and statement of comprehensive income/ (loss) data for the 2015 and 2014 financial years are derived from our audited consolidated financial statements which are not included in this Annual Report.  The data should be read in conjunction with the consolidated financial statements, related notes and other financial information included herein.

All amounts are stated in Australian dollars as of June 30, as noted.

GENETIC TECHNOLOGIES LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/ (LOSS)

FOR 2018, 2017, 2016, 2015 AND 2014

	Year ended June 30, 2018	Year ended June 30, 2017	Year ended June 30, 2016	Year ended June 30, 2015	Year ended June 30, 2014
	AUD	AUD	AUD	AUD	AUD
Revenue from operations
Genetic testing services	189,254	518,506	824,586	2,011,918	4,564,280
Less: cost of sales	(300,088)	(492,417)	(743,060)	(891,243)	(1,837,729)
Gross profit from operations	(110,834)	26,089	81,526	1,120,675	2,726,551
Other revenue	—	—	300,548	1,027,151	863,832
Gain on deconsolidation of subsidiary	—	—	—	—	761,361
Selling and marketing expenses	(1,066,404)	(2,721,474)	(3,186,497)	(4,504,299)	(6,251,595)
General and administrative expenses	(3,015,818)	(3,109,530)	(3,429,357)	(4,222,988)	(3,173,109)
Licensing, patent and legal costs	—	—	(103,581)	(435,418)	(1,079,199)
Laboratory, research and development costs	(2,210,498)	(2,366,334)	(2,584,752)	(2,851,665)	(3,298,127)
Finance costs	(28,843)	(31,995)	(28,889)	(264,694)	(744,199)
Foreign exchange gains reclassified on liquidation of subsidiary	527,049
Gain on disposal of business	—	—	—	1,396,798	—
Impairment of intangible asset expense	—	(544,694)	—	—	—
Fair value loss on ImmunAid option fee	—	—	—	(795,533)	—
Share of net loss of associates accounted for using the equity method	—	—	—	—	(362,682)
Fair value gain/ (loss) on financial liabilities at fair value through profit or loss	—	—	—	349,246	(648,374)
Non-operating income and expenses	441,476	344,112	492,037	370,557	1,071,072
Profit/(loss) from continuing operations before income tax	(5,463,872)	(8,403,826)	(8,458,965)	(8,810,170)	(10,134,469)
Net profit from discontinued operation	—	—	—	—	—
Profit/(loss) before income tax	(5,463,872)	(8,403,826)	(8,458,965)	(8,810,170)	(10,134,469)
Income tax expense	—	—	—	—	—
Profit/(loss) for the year	(5,463,872)	(8,403,826)	(8,458,965)	(8,810,170)	(10,134,469)
Other comprehensive income/(loss)
Exchange gains/(losses) on translation of controlled foreign operations	(522,966)	(130,655)	1,307,219	414,005	(149,162)
Exchange gains/(losses) on translation of non-controlled foreign operations	—	—	—	—	86
Other comprehensive income/(loss) for the year, net of tax	(522,966)	(130,655)	1,307,219	414,005	(149,076)
Total comprehensive profit/(loss) for the year	(5,986,481)	(8,534,481)	(7,151,746)	(8,396,165)	(10,283,545)
Profit/(loss) for the year is attributable to:
Owners of Genetic Technologies Limited	(5,463,872)	(8,403,826)	(8,458,965)	(8,810,170)	(10,125,197)
Non-controlling interests	—	—	—	—	(9,272)
Total profit/(loss) for the year	(5,463,872)	(8,403,826)	(8,458,965)	(8,810,170)	(10,134,469)
Total comprehensive profit/(loss) for the year is attributable to:
Owners of Genetic Technologies Limited	(5,986,838)	(8,534,481)	(7,151,746)	(8,396,165)	(10,274,359)
Non-controlling interests	—	—	—	—	(9,186)
Total comprehensive profit/(loss) for the year	(5,986,838)	(8,534,481)	(7,151,746)	(8,396,165)	(10,283,545)

Earnings/(loss) per share (cents per share)
Basic and diluted net profit/(loss) per ordinary share	(0.22)	(0.40)	(0.49)	(0.82)	(1.76)
Weighted-average shares outstanding	2,435,282,724	2,121,638,888	1,715,214,158	1,072,803,358	574,557,747

GENETIC TECHNOLOGIES LIMITED

CONSOLIDATED BALANCE SHEET DATA
FOR 2018, 2017, 2016, 2015 AND 2014

	As of June 30, 2018	As of June 30, 2017	As of June 30, 2016	As of June 30, 2015	As of June 30, 2014
	AUD	AUD	AUD	AUD	AUD
Assets
Current assets	5,990,697	11,631,649	12,131,070	19,566,096	4,360,509
Non-current assets	175,284	476,648	1,158,616	1,153,636	2,368,690
Total assets	6,165,981	12,108,297	13,289,686	20,719,732	6,729,199
Liabilities
Current liabilities	(1,450,713)	(1,465,293)	(1,332,189)	(1,735,163)	(2,318,016)
Non-current liabilities	(3,390)	(63,960)	(74,308)	(25,321)	(2,583,664)
Total liabilities	(1,454,103)	(1,529,253)	(1,406,497)	(1,760,484)	(4,901,680)
Net assets	4,711,878	10,579,044	11,883,189	18,959,248	1,827,519
Equity
Contributed equity	122,372,662	122,382,625	115,272,576	115,247,128	90,080,492
Reserves	5,651,162	6,044,493	6,054,861	4,697,403	3,922,140
Accumulated losses	(123,311,946)	(117,848,074)	(109,444,248)	(100,985,283)	(92,175,113)
Non-controlling interests	—	—	—	—	—
Total equity	4,711,878	10,579,044	11,883,189	18,959,248	1,827,519

Exchange rates

The following table sets forth, for the periods and dates indicated, certain information concerning the noon buying rate in New York City for Australian dollars expressed in U.S. dollars per $1.00 as certified for customs purposes by the Federal Reserve Bank of New York.

Period ended	At period end USD	Average rate USD	High USD	Low USD

Yearly data
June 2014	0.9427	0.9186	0.9705	0.8715
June 2015	0.7704	0.8365	0.9488	0.7566
June 2016	0.7432	0.7289	0.7817	0.6855
June 2017	0.7676	0.7562	0.7680	0.7387
June 2018	0.7399	0.7753	0.8105	0.7355

Monthly data
April 2018	0.7543	0.7684	0.7784	0.7543
May 2018	0.7570	0.7525	0.7595	0.7445
June 2018	0.7399	0.7498	0.7677	0.7355
July 2018	0.7438	0.7403	0.7466	0.7322
August 2018	0.7192	0.7325	0.7428	0.7192
September 2018	0.7238	0.7206	0.7278	0.7107
October 19, 2018	0.7132

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

Risks Related to our Business and Business Strategy

A material uncertainty exists that may cast significant doubt about our Company’s ability to continue as a Going concern.

For the year ending June 30, 2018, the Group incurred a total comprehensive loss of $5,986,838 (2017: $8,534,481) and net cash outflow from operations of $5,621,315 (2017: $6,813,639). As at June 30, 2018 the Group held total cash and cash equivalents of $5,487,035.

During the 2019 financial year, the Directors expect increased cash outflows from operations as the Company continues to invest resources in expanding the research & development, sales & marketing, and blockchain activities in support of the distribution of BREVAGenplus® and its pipeline of risk assessment products. As a result of these expected cash outflows, the Directors intend to raise new equity funding within the next twelve months in order to ensure the Company continues to hold adequate levels of available cash resources to meet creditors and other commitments. The Company has subsequent to June 30, 2018 executed an equity placement facility with Kentgrove Capital Pty Ltd whereby it has an opportunity to raise equity funding of up to $20 million in a series of individual placements of up to $1 million (or a higher amount by mutual agreement) over a period of 20 months, expiring April 7, 2020. The Company has in place an open Placement Prospectus, which provides the Company with greater flexibility should the opportunity arise to offer and issue any of the Placement Shares while this Prospectus remains open.  Since June 30, 2018, the Company has issued 100,000,000 shares under this facility, resulting in cash inflows from financing of $1,350,000.  In addition to this facility the Directors will also consider other sources of equity funding through traditional offerings in either Australia or the United States.

The continuing viability of the Company and its ability to continue as a going concern and meet its debts and commitments as they fall due is dependent on the satisfactory completion of planned equity raisings, which are not guaranteed.

Due to the uncertainty surrounding the timing, quantum or the ability to raise additional equity, there is a material uncertainty that may cast significant doubt on the Group’s ability to continue as a going concern and therefore, that it may be unable to realise its assets and discharge its liabilities in the normal course of business.  However, the Directors believe that the Group will be successful in the above matters and accordingly, have prepared the financial report on a going concern basis. As such no adjustments have been made to the financial statements relating to the recoverability and classification of the asset carrying amounts or classification of liabilities that might be necessary should the Group not be able to continue as a going concern.

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

We have never declared or paid a cash dividend on our Ordinary Shares and we do not anticipate to do so in the foreseeable future.  We intend to retain future cash earnings, if any, for reinvestment in the development and expansion of our business.  Whether we pay cash dividends in the future will be at the discretion of our Board of Directors and may be dependent on our financial condition, results of operations, capital requirements and any other factors our Board of Directors decides is relevant.  As a result, an investor may only recognize an economic gain on an investment in our stock from an appreciation in the price of our stock, which is uncertain and unpredictable. There is no guarantee that our ordinary shares will appreciate in value or even maintain the price at which an investor purchased the ordinary shares.

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

The business now called Genetic Technologies Limited was founded in 1989.  With the exception of the year ended June 30, 2011, the Company has incurred operating losses in every year of its existence.  As at June 30, 2018, the Company had accumulated losses of $123,311,946 and the extent of any future losses and whether or not the Company can generate profits in future years remains uncertain.  The Company currently does not generate sufficient revenue to cover its operating expenses.  We expect our capital outlays and operating expenditures to continue to increase for the foreseeable future as we continue to commercialise existing R&D capabilities, IP and introduce an enhanced BREVAGenplus breast cancer risk assessment test and a colon cancer risk assessment test progress development of a suite of genetic screening tests targeting both cancer and non-oncological diseases utilising the latest technology and platforms, and explore and capitalise on blockchain opportunities in the medical and biotech industries.

There is no certainty that the Company will be able to raise additional funds by issuing further shares and/or the raising of debt and, if such funds are available, on what terms the Company would be able to secure them. If we fail to generate sufficient revenue and eventually become profitable, or if we are unable to fund our continuing losses, our shareholders could lose all or part of their investments.

There is a substantial risk that we are, or will become, a passive foreign investment company, or PFIC, which will subject our U.S. investors to adverse tax rules.

Holders of our ADSs who are U.S. residents face income tax risks. There is a substantial risk that we are, or will become, a passive foreign investment company, commonly referred to as a PFIC. Our treatment as a PFIC could result in a reduction in the after-tax return to the holders of our ADSs and would likely cause a reduction in the value of such ADSs. For U.S. federal income tax purposes, we will be classified as a PFIC for any taxable year in which either (i) 75% or more of our gross income is passive income, or (ii) at least 50% of the average value of all of our assets for the taxable year produce or are held for the production of passive income. For this purpose, cash is considered to be an asset that produces passive income. We believe that we were a PFIC for the taxable year ended June 30, 2018 and there is a substantial risk we will be classified as a PFIC for the current taxable year. If we are classified as a PFIC for U.S. federal income tax purposes, highly complex rules will apply to U.S. holders owning ADSs. Accordingly, you are urged to consult your tax advisors regarding the application of such rules. United States residents should carefully read “Item 10.E. Additional Information—Taxation, United States Federal Income Tax Consequences” in this Annual Report, for a more complete discussion of the U.S. federal income tax risks related to owning and disposing of our ADSs.

The failure to establish sales, marketing and distribution capacity will materially impact our ability to successfully market and sell our genetic risk assessment tests

We currently have no experience in marketing, sales or distribution of genetic risk assessment tests. We announced in August 2018 that we were transitioning the BREVAGenplus commercial program from a direct salesforce in the US to an ecommerce based sales solution.  To successfully establish a web based Consumer Initiated Testing (CIT) platform for the BREVAGenplus and future genetic risk assessment tests, we will have to enter into marketing arrangements with other parties who have established appropriate marketing and sales capabilities in the design and development of a suitable ecommerce platform. We may not be able to enter into marketing arrangements with any marketing party, or if such arrangements are established, our marketing partners may not be able to develop and design an ecommerce sales solution that achieves commercial success for BREVAGenplus or other future genetic risk assessment test. Failure to establish sufficient marketing capabilities through engagement with third party marketing service providers will materially impact our ability to successfully market and sell our tests.

If We Fail To Maintain An Effective System Of Internal Control Over Financial Reporting, We May Not Be Able To Accurately Report Our Financial Results Or Prevent Fraud.

Effective internal controls over financial reporting are necessary for us to provide reliable financial reports and, together with adequate disclosure controls and procedures, are designed to prevent fraud. Any failure to design and implement an effective system of internal control may reveal deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses.  Ineffective internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of the ADSs and our ordinary shares.

As of June 30, 2018 Chief Executive Officer and Chief Financial Officer assessed the effectiveness of our internal control over financial reporting. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control — Integrated Framework (2013). A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. In connection with this assessment, we identified the following material weaknesses in internal control over financial reporting as of June 30, 2018.

The Company did not maintain an adequate segregation of duties with respect to internal control over financial reporting, given we have limited accounting personnel to enable and sufficiently evidence an independent review of complex financial reporting matters.

In an effort to remediate the identified material weaknesses and to enhance our overall control environment, we have implemented key steps to ensure continuity in the finance team and ongoing training, which through the introduction of a more controlled month end closing process has provided opportunity for the finance team to take on tasks including the preparation of the month end Finance Board reports and the FY2018 Annual Report which can now be reviewed by the CFO.    Refer to Item 15 of this annual report on Form 20-F for further information on our remediation activities. We cannot assure you that the measures we have taken to date, and actions we may take in the future, will be sufficient to remediate the control deficiencies that led to our material weaknesses in our internal control over financial reporting or that they will prevent potential future material weaknesses.

Risks related to the Company’s Blockchain Projects

There is an Uncertain Regulatory Framework for Blockchain Technology.  Changes to the framework could negatively affect us.

The regulatory status of blockchain technology is unclear or unsettled in many jurisdictions. It is difficult to predict how or whether governmental authorities will regulate such technologies. It is likewise difficult to predict how or whether any governmental authority may make changes to existing laws, regulations and/or rules that will affect blockchain technology and its applications. Such changes could negatively affect us in various ways, including ceasing the development of our blockchain projects or ceasing operations in a jurisdiction in the event that governmental or other actions make such operations unlawful or commercially undesirable to continue.

Blockchain technology will operate in a new and developing legal and regulatory environment. There is no established body of law or court decisions concerning blockchain and smart contracts. The Company may need to change its business model to comply with these licensing and/or registration requirements (or any other legal or regulatory requirements) in order to avoid violating applicable laws or regulations or because of the cost of such compliance. Uncertainty in how the legal and regulatory environment will develop could negatively impact the Company.

There is a risk that the Company’s  Blockchain Technology could be Superseded or not function as intended.

There can be no assurance that the technology being proposed to underpin the Company’s blockchain applications will not be supplanted by competing protocols that improve upon, or fully replace, the Company’s technology. In addition, the Company’s use of blockchain may include coding errors or otherwise not function as intended, which may negatively affect its functionality.

Blockchain technology may be subject to risks of hacking and security weakness, which could have an adverse effect on the Company’s projects or implementation.

Hackers or other malicious groups or organizations may attempt to interfere with the Company’s blockchain in a variety of ways, including but not limited to malware attacks, denial of service attacks, consensus-based attacks, Sybil attacks, smurfing and spoofing. Furthermore, hackers or other individuals may uncover and exploit intentional or unintentional bugs or weaknesses in the network.  Any of these risks if they occur could have a materially adverse effect on the Company’s projects or the implementation of its blockchain applications.

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

The transition to a direct self-pay program in April 2017 may reduce the reimbursement risks by placing the responsibility for payment purely with the patient, although overall market adoption and revenue generation may be adversely affected.

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

The Affordable Care Act makes changes that are expected to significantly affect clinical laboratories, among others.  Beginning in 2013, each medical device manufacturer must pay a sales tax (medical device excise tax “MDET”) in an amount equal to 2.3% of the price for which such manufacturer sells its medical devices that are listed with the FDA. The Consolidated Appropriations Act, 2016 (Dec. 18, 2015) imposed a two-year moratorium on this medical device tax so it would not apply to the sale of a taxable medical device by the manufacturer, producer, or importer of the device during the period beginning on Jan. 1, 2016, and ending on Dec. 31, 2017.Repeal of the MDET was included in the House passed American Health Care Act of 2017 and the Senate’s Better Care Reconciliation Act released on July 13, 2017; however, the Senate has thus far failed to pass its bill to repeal and replace the Affordable Care Act. The moratorium has subsequently on January 22, 2018 been extended  for a further period of 2 years. Unless additional action is taken, the MDET will be reinstated on January 1, 2020. The medical device industry has garnered significant support for the permanent repeal of the MDET. It is likely that advocates will continue to push Congress to consider legislation to repeal the MDET before it is reinstated.

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

We may also be subject to the U.S. federal Physician Payments Sunshine Act and various state laws on reporting remunerative relationships with healthcare customers. These laws impact the kinds of financial arrangements we may have with hospitals, surgeons or other potential purchasers of our products. They particularly impact how we structure our sales offerings, including discount practices, customer support, education and training programs, physician consulting, research grants and other arrangements. These laws are administered by, among others, the U.S. Department of Justice, the Office of Inspector General of the Department of Health and Human Services and state attorneys general. Many of these agencies have increased their enforcement activities with respect to medical device manufacturers in recent years. If our operations are found to be in violation of these laws, we may be subject to penalties, including potentially significant criminal, civil and/or administrative penalties, damages, fines, disgorgement, exclusion from participation in government healthcare programs, contractual damages, reputational harm, administrative burdens, diminished profits and future earnings, and the curtailment or restructuring of our operations.

On June 23, 2016, the CMS published a final rule implementing PAMA, which required establishment of a new Medicare reimbursement system for clinical lab tests paid under the CLFS, based on private payer rates, as reported to CMS. Although the new payment system was supposed to go into effect for tests furnished after January 1, 2017, the CMS rulemaking process was delayed, and the new rates will not be effective until January 1, 2018 pursuant to the final rule. Under the new system the Company must collect data on private payer rates and report the data to CMS every three years for most types of tests.  The Company does not expect that the new reporting requirements will have a material impact on its business or results of operations. CMS will use the data reported by all applicable labs to calculate a weighted median of private payer rates for each test performed, and that weighted median will be the new Medicare rate. Rate reductions for existing tests under the new system will be phased in over six years. The public comment period on the preliminary private payor rate based CLFS payment amounts will close on October 23, 2017 after which CMS will make available final CY 2018 CLFS rates on the CMS website for a January 1, 2018 implementation. The Company is still assessing the full impact of the final rule, but has been preparing for it for some time.

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

The increased consolidation among healthcare plans also has increased the potential adverse impact of ceasing to be a contracted provider with any such insurer. Sales volumes and prices of our products depend in large part on the availability of coverage and reimbursement from third-party payors. Third-party payors include governmental programs such as U.S. Medicare and Medicaid, private insurance plans, and workers’ compensation plans. These third-party payors may deny coverage or reimbursement for a product or procedure if they determine that the product or procedure was not medically appropriate or necessary. Even though a new product may have been cleared for commercial distribution by relevant regulatory authorities, we may find limited demand for the product until reimbursement approval is assured from multiple governmental and private third-party payors. In the United States, a uniform policy of coverage does not exist across all third-party payors relative to payment of claims for all products. Therefore, coverage and payment can be quite different from payor to payor, and from one region of the country to another. This is also true for foreign countries in that coverage and payment systems vary from country to country.

Third-party payors are developing increasingly sophisticated methods of controlling healthcare costs through more cost-effective methods of delivering healthcare. All of these types of programs can potentially impact market access for, and pricing structures of our products, which in turn, can impact our future sales. There can be no assurance that third-party reimbursement will be available or adequate, or that current and future legislation, regulation or reimbursement policies of third-party payors will not adversely affect the demand for our products or our ability to sell our products on a profitable basis. The unavailability or inadequacy of third-party payor reimbursement could have a material adverse effect on our business, operating results, and financial condition.

Outside the United States, reimbursement and healthcare payment systems vary significantly by country, and many countries have instituted price ceilings on specific product lines and procedures. There can be no assurances that procedures using our products will be considered medically reasonable and necessary for a specific indication, that our products will be considered cost-effective by third-party payors, that an adequate level of reimbursement will be available, or that the third-party payors’ reimbursement policies will not adversely affect our ability to sell our products profitably.

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

Breaches of network or information technology, natural disasters or terrorist attacks could have an adverse impact on our business

Cyber-attacks or other breaches of information technology security, natural disasters, or acts of terrorism or war may result in hardware failure or disrupt our product testing or research and development activities. There has been a substantial increase in frequency of successful and unsuccessful cyber-attacks on companies in recent years. Such an event may result in our inability, or the inability of our collaborative partners, to operate the facilities to conduct and complete the necessary activities. which even if the event is for a limited period of time, may result in significant expenses and/ or significant damage or delay to our commercial or research activities. While we maintain insurance cover for some of these events, the potential liabilities associated with these events could exceeded the cover we maintain. We are likely to be subject to attempts to breach the security of our networks and information technology infrastructure through cyber-attack, malware, computer viruses or other means of unauthorized access. To date however, we have not been subject to any cyber incidents which individually or in aggregate have resulted in a material impact to our operations or financial condition.

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

We may face difficulties in certain jurisdictions in protecting our intellectual property rights, which may diminish the value of our intellectual property rights in those jurisdictions.

The laes of some jurisdictions do not protect intellectual property rights to the same extent as the laes in the United States and the European Union, and many companies have encountered significant difficulties in protecting and defending such rights in such jurisdictions. If we or our collaboration partners encounter difficulties in protecting, or are otherwise precluded from effectively protecting, the intellectual property rights for our business in such jurisdictions, the value of those rights may be diminished and we may face additional completion from others in those jurisdictions.

In addition, many countries limit the enforceability of patents against governments agencies or government contractors. In those countries, the patent owner may have limited remedies, which could materially diminish the value of such patent.

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

On November 19, 2014, the Company completed the sale of its Heritage Australian Genetics business to SDS.

As part of the Company’s strategy to focus on the expansion of its cancer diagnostic franchise, we continue to evaluate opportunities to sell, out-license or co-develop other assets and technologies in which we have an interest.

In line with this strategy, in November 2016, the Company executed an exclusive worldwide license agreement with The University of Melbourne, for the development and commercialization of a novel colorectal cancer (CRC) risk assessment test, providing the Company with an opportunity to enhance its pipeline of risk assessment products. Additionally, in June 2017, the Company executed an investigator initiated Research Agreement with The Ohio State University, reflecting  the growing awareness of the Company’s expertise in SNP-based risk assessment.

During the current financial year, the Company executed a further Collaborative research & services agreement with The University of Melbourne, with the research designed to broaden the applicability of BREVAGenplus®, enabling its use by women with extended family history of breast cancer as well as increase the range of factors analyzed in assessing breast cancer. In addition., the Company  has commenced development of a pipeline of other cancer and disease target tests for its predictive technologies, initially focusing on:

•                  Prostate cancer

•                  Melanoma

•                  Type 2 Diabetes

•                  Cardiovascular disease

On February 15, 2018, following changes to composition of the majority of the Board on January 31, 2018,  the Company announced that it had entered into a non-binding terms sheet with Blockchain Global Limited (BCG) with the objective of providing a framework for entering into a strategic alliance with BCG to explore potential medical and biotech blockchain applications to provide efficiencies and new opportunities leveraging off the Company’s existing genomics business and BCG’s extensive blockchain application experience. This collaboration has subsequently (August 2, 2018)  been formalized through a framework agreement.

Corporate Information

Our registered office, headquarters and laboratory is located at 60-66 Hanover Street, Fitzroy, Victoria, 3065, Australia and our telephone number is +-61 3 8412 7000. The offices of our U.S. subsidiary, Phenogen Sciences Inc., are located at 1300 Baxter Street, Suite 157, Charlotte, North Carolina, 28269 U.S.A.  The telephone number for the Phenogen Sciences office is (877) 992 7382.  Our website address is www.gtglabs.com.  The information in our website is not incorporated by reference into this Annual Report and should not be considered as part of this Annual Report.

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

The Company has successfully launched the first generation BREVAGen test across the U.S. via its U.S. subsidiary Phenogen Sciences Inc. and the addition of BREVAGenplus, launched in October 2014, significantly expands the applicable market. The Company markets BREVAGenplus to healthcare professionals in comprehensive breast health care and imaging centers, as well as to obstetricians/gynecologists (OBGYNs) and breast cancer risk assessment specialists (such as breast surgeons).

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

On September 15, 2014 we announced plans to restructure and realign our group activities, in order to focus our strategy on the U.S. molecular diagnostics market and the commercialisation of our lead breast cancer risk test BREVAGen through our U.S. subsidiary Phenogen Sciences, Inc.  In October 2014, we announced the U.S. release of BREVAGenplus, an easy-to-use predictive risk test for the millions of women at risk of developing sporadic, or non-hereditary, breast cancer, representing a marked enhancement in accuracy and broader patient applicability, over our first generation BREVAGen product.  We also made a pivotal change of sales and marketing emphasis toward large comprehensive breast treatment and imaging centres, which are more complex entities with a longer sales cycle, but higher potential.

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

CLIA, and its implementing regulations, includes quality standards (establishing Federal quality standards for all clinical laboratories); application and user fee requirements; and enforcement procedures.  The quality standard regulations establish varying levels of regulatory scrutiny depending upon the complexity of testing performed. The tests on samples provided through our products are processed at our laboratory in Melbourne, Australia.  Our laboratory completed its first CLIA inspection under CLIA guidelines and received its certificate of compliance effective November 17, 2011. A re-certification from CMS i.e. paper survey, was performed in November 2013 and another on-site re-certification followed up in February 2016. A . A paper survey was conducted in November 2017 and the company’s next scheduled re-certification survey is due in November 2019. Furthermore, our laboratory completed its first CLEP inspection under the NYS DOH CLEP guidelines and received its certificate of compliance effective August 30, 2013. Since the initial survey, the laboratory has been successful in submitting documents via the NYS eCLEP Health Commerce System for each subsequent year to date. Although no firm date has been provided, the laboratory is expecting an on-site visit in the near future.

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

The CLIA regulations apply to laboratory developed test (LDT) medical device. The FDA defines a LDT as an in vitro diagnostic test that is manufactured by and used within a single laboratory (i.e. a laboratory with a single CLIA certificate). As with other in vitro diagnostic tests, LDTs are considered “devices,” as defined by the Federal Food, Drug and Cosmetic Act (FD&CA), and are therefore subject to regulatory oversight by FDA. When a laboratory develops a test system such as an LDT in-house without receiving FDA clearance or approval, the CLIA prohibits the release of any test results prior to the laboratory establishing certain performance characteristics relating to analytical validity for the use of that test system in the laboratory’s own environment, see 42 CFR 493.1253(b)(2) (establishment of performance specifications). This analytical validation is limited, however, to the specific conditions, staff, equipment and patient population of the particular laboratory, so the findings of these laboratory-specific analytical validation are limited in how they can be commercialized outside of the laboratory that did the analysis. Furthermore, the laboratory’s analytical validation of LDTs is reviewed during its routine CLIA biennial survey — after the laboratory has already started testing.

BREVAGen and BREVAGenplus are laboratory developed tests, or LDTs.  The federal Food and Drug Administration, or FDA, has regulatory responsibility over, among other areas, instruments, test kits, reagents and other medical devices used by clinical laboratories to perform diagnostic testing.  CLIA-certified laboratories, such as ours, frequently develop internal testing procedures to provide diagnostic results to customers. These tests are referred to as laboratory developed tests, or LDTs.  LDT’s are subject to CMS oversight through its enforcement of CLIA.  The FDA has also claimed regulatory authority over all LDTs, but indicates that it has exercised enforcement discretion with regard to most LDTs offered by high complexity CLIA-certified laboratories, and has not subjected these tests to the panoply of FDA rules and regulations governing medical devices.  However, the FDA has stated that it has been considering changes in the way it believes that laboratories ought to be allowed to offer these LDTs, and during 2010 publicly announced that it would be exercising regulatory authority over LDTS, using a risk-based approach that will direct more resources to tests with the highest risk of injury.  In September 2014, the FDA announced its framework and timetable for implementing this guidance. In 2017, FDA announced its position that FDA and CMS should share oversight of LDTs  and also reiterated that already marketed LDTs would be grandfathered.  In its prospective approach, FDA proposed a four year phase in period for pre-market review of LDTs and this approach can affect new or modified current products.

Test samples received since launch

Since launching its BREVAGen test in the U.S. market in July 2011, followed by the U.S. release of, in October 2014, the number of test samples received up to balance date June 30, 2018, was 11,042 tests.

During the financial year ended June 30, 2012, the Company generated the first sales of its BREVAGen™ test.  Whilst not material to the overall result, in accordance with revenue recognition principles, due to the relatively limited numbers of tests sold in that first year of launch, the income generated from these sales was recorded on a cash basis Effective January 1, 2013, significant changes in the US reimbursement system have impacted (positively) on the amounts the Company has since received for the BREVAGen tests it performs. As of June 2014, the Company had enough historical data to use to enable it to determine a reliable estimate of the amount of revenue expected to be received. Accordingly the Group up to June 30, 2017 recognized the revenue on the BREVAGen test on an accruals basis. With the transition to a patient self-pay program from April 1, 2017, revenues are recognized on an individual billed basis from July 1, 2017.

In an ongoing effort to establish the most optimal methodology to effectively market the product and improve overall market adoption, during September 2017, the Company transitioned the BREVAGenplus commercial program from a direct salesforce in the U.S. to an ecommerce based solution that will allow the consumer to initiate the testing via a consumer initiated testing (CIT) platform via the Company’s U.S. subsidiary, Phenogen Sciences Inc. website. This transition is ongoing as the Company seeks to effectively address all of the regulatory requirements of a CIT solution.

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

These ongoing reimbursement challenges through the use of a miscellaneous CPT code, as well as overall pressure on the U.S. health care market to lower cost and maximize efficiency were major factors in the Company’s decision to transition from a traditional reimbursement system through insurance providers to a direct patient self-pay program from April 1, 2017.  Converting to a direct pay relationship with patients is aimed at providing economic and process certainty to the transaction for the healthcare provider and the patient.  The change is expected to eliminate ongoing reimbursement issues being experienced, such as low levels of reimbursement, prolonged payment time, patient confusion around eligibility and financial responsibility and poor coverage

Clinical utility studies and peer-review publications to drive reimbursement outcome

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

We recognize, however  that scientific papers are an essential marketing tool and that scientific and clinical data are key drivers in to help strengthen our commercial position. We intend to  explore opportunities to engage in further research collaborations to support clinical utility.

Physicians and the major breast health centers seek multiple points of confirmation that the medical device works as intended and leads to a meaningful improvement in women’s health.  Therefore, the more papers that are published on BREVAGenplus, profiling its performance characteristics including clinical validity and utility, the more likely physicians will be to use the test

The Company had previously conducted multiple scientific studies to develop and validate the first generation BREVAGen test as well as created two health economic models to demonstrate potential cost savings and health benefits associated with the BREVAGen test. Importantly, due to the nature of the technology and the specific improvements incorporated in BREVAGenplus, the research undertaken and published based on the original version of the test remains applicable to the new and improved BREVAGenplus test.

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

Although there is strong scientific data behind BREVAGenplus, there is always a need for further clinical data to show clinical efficacy and utility of the product.  As such, in June 2017, we have engaged in a research collaboration with The Ohio State University which is conducting a clinical trial surrounding the efficacy of polygenic risk in patient management of at-risk women.  Our medical affairs team continues to engage with other influential medical centers across the U.S. in order to facilitate further research collaborations that will continue to support the utility of polygenic risk in clinical practice.

Research & Development Projects

During the year ended June 30, 2018, Genetic Technologies supported the following research programs, details of which have been provided below;

•                  BREVAGenplus

•                  Colorectal Cancer Risk Assessment Test

•                  Research collaboration with The Ohio State University

•                  Expanded range of other cancer and disease target predictive risk assessment tests

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

Further modifications to BREVAGenplus were implemented in December 2016. Changes included a simplification of the clinical risk questionnaire, utilized in BREVAGenplus, from the seven questions of the Gail Model to just two questions: “Age” and “Any First Degree Relatives.”  Additionally, test results are now reported as a 5-year Absolute Risk of Developing Breast Cancer.  This approach is modelled on that of Mavaddat et al (2015) 107(5): djv036 and provides multiple product benefits.  It simplifies the data-input requirement by the physician, aligns the product more firmly with U.S. clinical guidelines, in particular, the United States Preventative Services Task Force (USPSTF) recommendation statement on chemoprevention of breast cancer, and automatically strengthens the validation data by tying the test to a multinational study of approximately 80,000 women.

Colorectal Cancer (CRC) risk assessment test Project

On November 29, 2016, Genetic Technologies announced the signing of an exclusive worldwide license agreement with The University of Melbourne for the development and commercialization of a novel colorectal cancer (CRC) risk assessment test.

The core technology behind this test was developed by a research team at the University’s Centre for Epidemiology and Biostatistics, with results from preliminary modelling studies first published online in Future Oncology on February 1, 2016, in a Paper entitled “Quantifying the utility of single nucleotide polymorphisms to guide colorectal cancer screening,” 2016 Feb: 12(4), 503-13. This simulated case-control study of 1 million patients indicated that a panel of 45 known susceptibility SNPs can stratify the population into clinically useful CRC risk categories. In practice, the technology could be used to identify people at high risk for CRC who should be subjected to intensive screening, ultimately reducing the risk of occurrence and death from the disease. Those identified as low risk of CRC can be spared expensive and invasive screening, thereby preventing adverse events and unjustified expenses.

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

The Company is on track to begin the commercialisation process for the new colon cancer screening test in October 2018. A scientific validation study was completed during the current year, the results of which confirm previously evaluated modelling data. Test design and identification of relevant reporting requirements are in progress.

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

The terms and conditions of the Agreement are confidential; however Genetic Technologies will supply novel SNP-based genotyping for a clinical research study, through its CLIA laboratory facility, on a fee for service basis. The Company will be responsible for the development and validation of the new assay, although the fundamental technology is similar to the BREVAGenplus test and will fit synergistically into the Company’s existing laboratory infrastructure and processes. Importantly, if the first phase of the study is successful, several other major genetics centers in the U.S. have expressed an interest in joining the study.

This collaborative study provides two tangible benefits for the Company:

(i)                                     engagement and collaboration with high profile cancer genetics researchers in the U.S. who are at the forefront of risk assessment research; and

(ii)                                  the resulting data can be used to inform the design of future pipeline products

Whilst sample collection by the University has been slower than expected during the current year, the Company remains committed to delivering a high standard of service as envisaged under the terms of the agreement.

New Product Development

Whilst very much at an early stage of activity, during the current year, the Company commenced development of a suite of genetic screening tests targeting both cancer and non-oncological diseases, including:

•                  Prostate Cancer

•                  Melanoma

•                  Type 2 Diabetes

•                  Cardiovascular Disease

The new risk assessment tests represent a significant market opportunity. To assist with this programme GTG is investigating alternative technology and platforms for performing the Company’s genetic testing.

Blockchain Projects

Through a strategic alliance with Blockchain Global Limited (BCG) and establishment of a new functional team, the Company is actively engaging with stakeholders and pursuing opportunities that potentially allow it to not only build on the genomic assets and expertise that it has developed to date but also take advantage of the new and developing opportunities that blockchain digital platforms may create in the medical and biotech industries.  Blockchain technology presents a unique opportunity for the Company to contribute to the advancement of cancer research and to improve the health of individuals around the world. The security and privacy inherent in the blockchain provides a means by which individuals can share their genomic information while retaining control of their personal medical records.

Through the wholly owned subsidiary, GeneVentures, the Company  is actively seeking to assist with efforts required for the successful introduction of products or services into the biotech market through;

•                  Expertise in commercialising and operationalising new medical technology

•                  Knowledge and experience applying blockchain technology to the biotech sector

•                  Introduction of cutting-edge technology solutions into the US and APAC

•                  Marketing in support of product launches

•                  Pathways to development resources for blockchain solutions

As part of our blockchain initiative, to date we have commenced work with several organisations, including Swisstec Helath Analytics Limited to develop a blockchain-enabled platform to address the retail market in Southeast Asia, and Project Shivom (Omix Ventures) whose platform will act as a distribution channel for existing and planned genetic risk screening tests in India.

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

Until recently, there have been no active direct competitors marketing an assay similar to that of BREVAGENplus in the sporadic breast cancer risk assessment space. Effective August 31, 2017, Myriad Genetic Laboratories Inc. announced that it will market a new breast cancer risk-prediction tool, which according to our early understanding is  a direct competitor for BREVAGENplus. Similarly, effective March 14, 2018, Ambry Genetics Corporation launched a precision risk tool that provides lifetime breast cancer risk information and from information we have available is s direct competitor to BREVAGENplus. Other organizations such as 23andMe and Color Genomics in the U.S. have also over the past few years developed SNP based risk tests that whilst not currently direct competitors to BREVAGENplus, are attracting significant consumer interest.

In recent years, a number of other organizations, including deCODE (Iceland), 23andMe, Intergenetics, and Navigenics (subsequently acquired by Life Technologies — now ThermoFisher) have attempted to commercialize SNP-based genetic tests, to both physicians and consumers, to assess sporadic breast cancer risk in relevant patient populations.  But either due to a lack of adequate and compelling scientific validation, and/or sufficient commercial impetus and capability, these efforts have led to lackluster market adoption, resulting in either the dissolution of these businesses or a marked change in their strategy and ultimate competitive posture to genuinely challenge the efforts of the Company to commercialize and grow its BREVAGENplus franchise. New entrants that we are aware of that are in early stages of product development include Counsyl Inc. and Invitae Corporation in the U.S.

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

At December 13, 2017, liquidation of the dormant subsidiary GeneTypeAG was completed.

Item 4.D                                                Property, Plant and Equipment

As at date of this Report, the Company has executed two leases in respect of premises occupied by the Group.

Fitzroy, Victoria

Genetic Technologies Limited rents the offices and laboratory premises which are located at 60-66 Hanover Street, Fitzroy, Victoria, Australia (an inner suburb of Melbourne) from Crude Pty. Ltd.  The three year lease is due to expire on August 31, 2018.  The anticipated total rental charge in respect of the year ending June 30, 2018 is approximately $35,676.  On July 3, 2018 the lease agreement for the Fitzroy premises in Melbourne was extended for 3 years from September 1, 2018 to August 31, 2021.

Charlotte, North Carolina

Phenogen Sciences Inc., a wholly-owned subsidiary of Genetic Technologies Limited, rents office premises which are located at 9115 Harris Corners Parkway, Suite 320, Charlotte, North Carolina, USA from New Boston Harris Corners LLC. This lease expired on October 31, 2017. It was then followed by a month to month lease. The anticipated total rental charge in respect of the year ending June 30, 2018, based on the month to month lease, is approximately USD 4,404.  Phenogen Sciences Inc. entered into a 2 year lease agreement effective July 23, 2018 for premises situated at Suite 157, 1300 Baxter Street, Charlotte, North Carolina.

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

In August 2017 the Company initiated a comprehensive strategic review, whereby it appointed Roth Capital Partners LLC, a U.S. based investment firm, to explore a wide range of strategic alternatives including a business combination or strategic merger, reverse merger, sale of the Company or its assets, in-licensing assets, an acquisition, or other transaction designed to maximize near and long term value for the Company’s shareholders. Following a significant change to the composition of the Board of Directors on January 31, 2018, which saw three new Directors elected, the Company elected not to pursue any of the potential strategic opportunities that were identified during the comprehensive review undertaken by Roth Capital Partners during the latter half of 2017, instead electing to focus on commercialising existing R&D capabilities, IP and BREVAGenplus to achieve better patient outcomes and exploring blockchain opportunities.

The operating result for the year ended June 30, 2018 is directly reflective of these activities.

Since inception up to June 30, 2018, we have incurred $123,311,946 in accumulated losses.  Our losses have resulted principally from costs incurred in research and development, general and administrative and sales and marketing costs associated with our operations.  Refer to the Consolidated Statements of Operations in Item 18.

During the 2018 financial year, Genetic Technologies Limited and its subsidiaries generated consolidated gross revenues from continuing operations, excluding other income, of approximately $0.2 million, a decrease from $0.5 million in 2017 and $ 0.8 million in 2016. As the Company continues to explore the optimal methodology to effectively market its product offering , the comparisons reflect;

a.              the impact of the substantial restructuring changes that took place during 2015,

b.              the slow growth rates being experienced in the market adoption of the BREVAGenplus breast cancer risk assessment test in the U.S.,

c.               the impact of the change to a patient self-pay billing model in 2017, and

d.              whilst undertaking a comprehensive review of strategic alternatives for the Commpany, the transition from a direct salesforce in the U.S. to an ecommerce CIT platform in September 2017

Fiscal year

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

Recent Accounting Pronouncements

In respect of the year ended June 30, 2018, the Group has assessed all new accounting standards mandatory for adoption during the current year, noting no new standards which would have a material effect on the disclosure in these financial statements.  There has been no effect on the profit and loss or the financial position of the Group.  Certain new accounting standards and interpretations have been published that are not mandatory for June 30, 2018 reporting periods.  The Group’s and the parent entity’s assessment of the impact of these new standards and interpretations is set out in Note 2(b) of the attached financial statements.

Critical Accounting Policies

The accounting policies which are applicable to the Group and the parent entity are set out in Notes 2(c) to 2(u) of the attached financial statements.

Comparison of the year ended June 30, 2018 to the year ended June 30, 2017

Revenues from operations

During 2018, the Group continued to focus on  achieving market acceptance and physician adoption of the BREVAGenplus® breast cancer risk assessment test in the U.S. through its wholly owned U.S. subsidiary, Phenogen Sciences Inc.

During the 2018 financial year, Genetic Technologies Limited and its subsidiaries generated consolidated gross revenues from continuing operations, excluding other revenue, of $189,254 compared to $518,506 in the preceding year.  The overall decline of $329,252 is as a result of a $197,734 reduction in previously accrued BREVAGenTM and BREVAGenplus revenues, driven by ongoing reduced test samples and collection rates, with the balance of $131,518 of the differential directly attributable to a decrease in the overall combined sales of the BREVAGenTM and BREVAGenplus® tests. Samples received for BREVAGenTM and BREVAGenplus® tests during 2018 were 405 compared to 895 in the previous financial year.

Overheads decreased by $1,603,539 compared with 2017.  The combined areas of selling/ marketing, administration, licensing and operations (excluding net foreign currency losses) totaled $6,449,923 for the year compared with $8,053,462 for 2017.  The overall decrease is reflective of the ongoing commitment to effectively manage overhead spending, and a transition from a direct salesforce to an ecommerce based solution in the U.S.

The loss for the 2017 year of $8,403,826 (2018: $5,463,872) includes a $544,694 (2018: Nil) expense for the impairment of intangible assets.

Cost of sales

Our cost of sales from continuing operations decreased by 39% from $492,417 to $300,088. BREVAGenplus® direct materials utilized decreased by 45% from $172,070 to $ 93,869 as a result of the reduced number of samples received. Depreciation expense attributable to the laboratory testing equipment increased by $ 5,286 whilst direct labour costs decreased by $64,077 as a result of a continued streamlining of the laboratory team to match the reduced samples received. There was a decrease in inventories written off of $44,765 in 2018, which included BREVAGenplus® materials that had expired during the year of $ 24,506.

Selling and marketing expenses

Selling and marketing expenses decreased by $1,655,070 (61%) to $1,066,404 during the 2018 financial year. Personnel related costs decreased by $822,151 (54%) as a direct result of the transition from a direct sales force in the U.S. to an ecommerce web enabled sales platform to sell BREVAGenplus. Fees paid billing and collection services decreased by $208,974 to $49,086 as the Company terminated its agreement with a service provider in 2017 and introduced a patient self-pay pricing model for its tests. Marketing and promotion costs decreased by $242,058 (93%) as certain sponsorship agreements and other marketing activities were not pursued in light of the strategic review initiated by the Company in August 2017.

General and administrative expenses

General and administrative expenses (excluding net foreign currency losses) increased by $210,519 (7%) to $3,144,178 during the financial year.

Personnel related costs increased by $270,993 (18%) as a result of the payout to the previous CEO on his departure in February 2018, as well as 3 additional headcount engaged in February 2018 to oversee the blockchain opportunities being pursued by the Company. This was offset by a decrease in audit, accounting and tax fees of $129,736 in line with streamlined commercial operations.

Laboratory, research and development costs

Laboratory, research and development costs decreased by $155,836 (7%) to $2,210,498 during the 2018 financial year. As a result of lower test samples received, there was a reduction in 1 part time position, and 1 full time positions resigned during the year, which when combined with reductions in headcount in the previous year, resulted in a decrease in employee related costs of $216,041 (26%) to $611,888. Patent & legal costs increased by $95,320 (22%) to $534,235 as the Company continued to strengthen its patent portfolio around the BREVAGenplus technology and Colorectal Cancer research project. Laboratory materials related to in-house research and development work performed on the BREVAGenplus, CRC & OSU projects increased by $182,767 to $220,809. This was offset by a decrease of $100,000 (100%) in fees payable to the University Of Melbourne as part of the Colorectal Cancer research project.

Finance costs

Finance costs decreased by $3,152 (10%) to $ 28,843 during the 2018 year. Finance costs incurred in 2018 and 2017 were primarily bank charges.

Non-Operating income and expenses

Other income and expenses included the following movements:

•                  Research and development tax credit of $299,351 in the current financial year increased by $46,192. The research tax credit is recognized on an accrual basis when realizable.  There was an increase in laboratory supplies used in research activates of $ 182,767 as the Company refocused on the BREVAGenplus and CRC projects in the second half opf the year, whilst license fees payable to the University of Melbourne for the CRC project decreased by $100,000.

•                      Export Marketing And Development Grant of $126,907 for eligible expenditure related to 2016 & 2017 was received during the year. The grant was not previously recognized by the Company as there was no reasonable assurance of receipt.

•                  A net foreign currency gain of $128,360 (2017; loss of $175,871) was recorded for the year. The profit is primarily driven by the translation of US dollar cash reserves to Australian dollars at June 30, 2018.

•                  An impairment expense of $544,694 was recognized in the prior year ending June 30, 2017 (2018: $ Nil) relating to the BREVAGen intangible assets was recognized. The assets have were impaired in line with IAS 36, Impairment of assets and the Company’s accounting policy, as disclosed in note 2 of the 2018 Annual Report

Comparison of the year ended June 30, 2017 to the year ended June 30, 2016

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

Cost of sales

Our cost of sales from continuing operations decreased by 34% from $743,060 to $492,417. There was a slight increase in BREVAGenplus® direct materials utilized of $12,814 as a result of the operating inefficiencies of performing testing on a reduced number of samples received. Depreciation expense attributable to the laboratory testing equipment increased by $ 10,890 whilst direct labor costs decreased by $46,347 as a result of a streamlined laboratory team. There was a decrease in inventories written off of $228,000 in 2017, which included BREVAGenplus® materials that had expired during the year of $ 53,856.

Other revenue

Other revenue which in prior years included total revenues generated from our licensing and royalty and annuity activities decreased by $300,548 (100%) to $ Nil. This decrease is attributable to the expiry of a license agreement with Applera Corporation December 2015 as well as being reflective of the Company’s restructuring activities initiated in 2015, whereby focus on the previous licensing and assertion program was minimized.

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

In line with streamlined commercial operations subsequent to the 2015 restructuring, fees for tax advice and compliance, accounting and other services decreased by $55,259 (34%) to $107,997. In the absence of any specific U.S. filing such as an f-3 shelf filing undertaken in the U.S. during 2016, Legal and other U.S. regulatory costs incurred under a  streamlined operating structure decreased by 32% ($58,006) to $125,992

Licensing, patent and legal costs

No Licensing, patent and legal costs were incurred during 2017. The last of the personnel associated with the Licensing assertion program left the Company in July 2015 and consulting fees paid in relation to the program ceased in November 2014. Prior year costs have been combined with Laboratory, research and development costs for disclosure purposes in the Statement of Comprehensive Income/ (loss) for 2017.

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

Non-Operating income and expenses

Other income and expenses included the following movements:

•                  Research and development tax credit of $253,159 for the year ended June 30, 2017 decreased by $106,614. The research tax credit is recognized on an accrual basis when realizable.  There was a decrease in laboratory supplies used in research activates of $ 155,240 as most of the work was undertaken at third party collaborator facilities.

•                  A net foreign currency loss of $175,871 (2016; $427,574) was recorded for the year ended June 30, 2017. The loss is primarily driven by the translation of US dollar cash reserves to Australian dollars at June 30, 2017.

•                  An impairment expense of $544,694 (2016: $ Nil) relating to the BREVAGen intangible assets was recognized. The assets were impaired in line with IAS 36, Impairment of assets and the Company’s accounting policy, as disclosed in note 2 of the 2017 Annual Report

Item 5.B                                                Liquidity and Capital Resources

Summary

Since inception, our operations have been financed primarily from capital contributions by our stockholders, proceeds from our licensing activities and revenues from operations, grants, and interest earned on the Company’s cash and cash equivalents. Currently our overall cash position depends on completion of our research & development activities, overall market acceptance of and revenue generated by our BREVAGenplus® test, blockchain opportunities, grants and interest earned on the Company’s cash & cash equivalents. The Company’s cash and cash equivalents were $5,487,035 as of June 30, 2018.

During the year ended June 30, 2018, we incurred comprehensive losses of $5,986,838.  During the year ended June 30, 2017, we incurred comprehensive losses of $8,534,481. During the year ended June 30, 2016, we incurred comprehensive losses of $7,151,746.

During the year ended June 30, 2018, the Company’s net cash flows used in continuing operations were $5,621,315. During the year ended June 30, 2017, the Company’s net cash flows used in continuing operations were $6,813,639. During the year ended June 30, 2016, the Company’s net cash flows used in continuing operations were $7,726,838.

The Directors expect increased cash outflows from operations during the 2019 financial year as the Company continues to invest resources in expanding the research & development, particularly the enhancement of the BREVAGenplus test, development of the colorectal cancer risk assessment test and a suite of genetic screening tests targeting both cancer and non-oncological diseases, exploring distribution activities of BREVAGenplus in the U.S. and Asia as well as embracing blockchain opportunities in the medical and biotech space. As a result of these expected cash outflows, the Directors have subsequent to June 30, 2018 executed an equity placement facility with Kentgrove Capital Pty Ltd whereby it has an opportunity to raise equity funding of up to $20 million in a series of individual placements of up to $ 1 million over a period of 20 months, expiring April 2020. In addition to this facility, the Directors will also consider other sources of equity funding through traditional offerings in either Australia or the U.S.

Going Concern. The longer-term viability of the Company and its ability to continue as a going concern and meet its debts and commitments as they fall due is dependent on the satisfactory completion of planned equity raisings which are not guaranteed.

Due to the uncertainty surrounding the timing, quantum or the ability to raise additional equity, there is a material uncertainty that may cast significant doubt on the Company’s ability to continue as a going concern and therefore, that it may be unable to realize its assets and discharge its liabilities in the normal course of business.  However, the Directors believe that the Company will be successful in the above matters and accordingly, have prepared the attached financial report on a going concern basis.

Operating Activities. Our net cash from / (used in) operating activities was $ (5,621,315), $(6,813,639) and $(7,726,838)  for the years ended June 30, 2018, 2017 and 20165, respectively.  Cash from / (used in) operating activities for each period consisted primarily of losses incurred in operations reduced by impairment of intangible assets expenses, depreciation and amortization expenses, share based payments expenses, foreign exchange movements and unrealized profits and losses relating to investments.  In approximate order of magnitude, cash outflows typically consist of staff-related costs, marketing expenses, service testing expenses, general and administrative expenses, legal/patent fees and research and development costs.

Investing Activities. Our net cash  (used in) investing activities was $(2,385), $(182,149) and $(296,331) for the years ended June 30, 2018, 2017 and 2016, respectively.  During the year ended June 30, 2017, $52,650 was received from the sale of unutilized laboratory equipment that was superfluous to the requirements of the Company’s current operations following the 2015 divestment of the Heritage business. Apart from the purchase of plant and equipment of $2,385 in 2018, $234,799 in 2017 and  $303,462 in 2016, we had no other significant capital expenditures for the years ended June 30, 2018, 2017 and 2016.

Financing Activities. Our net cash from / (used in) financing activities was $(9,963), $7,110,049 and $(1,654) for the years ended June 30, 2018, 2017 and 2016, respectively. During the year ended June 30, 2017, the Company generated cash flows of $8,049,369 from the issue of 720,000,000 ordinary shares and $295,110 from a facility fee rebate on previously issued shares less costs associated with the transactions of $(1,234,430). No new financing activities were undertaken for the years ended June 30, 2018 and 2016,

Future cash requirements

The Directors have undertaken an assessment of the Company’s ability to pay its debts as and when they fall due.  As part of this assessment, the Directors have had regard to the Company’s cash flow forecasts for the twelve month period from the date at which the Financial Report was authorized and lodged and the cash balance on hand as of that date.  The Directors recognize that there is uncertainty in the consolidated entity’s cash flow forecasts, and that the continuing viability of the Company and its ability to continue as a going concern and meet its debts and commitments as they fall due is dependent on the successful completion of planned equity raisings.

We do not have any  lines of credit  and nominal credit card facilities with National Australia Bank Limited (“NAB”) and Bank of America, N.A. which, as of June 30, 2018, had total available credit of $171,739

Operating leases

We are obligated under two operating leases that were in place at June 30, 2018.  These leases relate to the premises occupied by the Company in Fitzroy, Victoria, Australia and by its U.S. subsidiary, Phenogen Sciences Inc., in Charlotte, North Carolina, U.S.A.

The future minimum lease payments in respect of the two operating leases that were in place and had remaining non-cancellable lease terms as of June 30, 2018 were $41,625.

Item 5.C                            Research and Development, Patents and Licenses, etc.

Our principal business is biotechnology, with a historical emphasis on genomics and genetics, the licensing of our non-coding patents, reduction to practice of our fetal cell patents and expansion of the related service testing business. Research and development expenditure as below is reflective of the changes implemented during 2015 following the sale of the Australian Heritage business in November 2014, and a focus the BREVAGenplus® breast cancer risk test. In November 2016, we commenced work on the colorectal cancer (CRC) risk assessment test project, and in June 2017 we commenced work on the Ohio State University research collaboration.

The following table details historic R&D expenditure by project.

	2018	2017	2016
	$	$	$
RareCellect (1)	12,555	10,782	59,453
BREVAGenplus	266,723	216,121	282,460
Colorectal Cancer Risk Assessment Test	114,315	114,651	—
Ohio State University	48,377

Other general R&D	18,544	77,044	53,625
Total R&D expense	460,514	418,598	395,538
Other expenditure	5,634,088	8,847,846	9,680,597
Total expenditure	6,094,602	9,266,444	10,076,136
R&D as a % of total expenditure	8%	5%	4%

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

Item 5F.                             Information about contractual obligations

The table below shows the contractual obligations and commercial commitments as of June 30, 2018:

	0-1 year	>1-<3 years	>3-<5 years	>5 years
Operating lease commitments	$41,625	$—	$—	$—

The above financial obligations are in respect of leases over office and laboratory premises.

On July 3, 2018 the lease agreement for the Fitzroy premises in Melbourne was extended for 3 years from September 1, 2018 to August 31, 2021. In addition, Phenogen Sciences Inc. has vacated the Harris Corners Parkway office in Charlotte and entered into a 2 year lease agreement effective July 23, 2018 for premises at 1300 Baxter Street, Suite 157, Charlotte, North Carolina.

Item 6.                                 Directors, Senior Management and Employees

Item 6.A                        Directors and Senior Management

The Directors of the Company as of the date of this Annual Report are:

Dr Paul A. Kasian, PhD, MBA, GAICD (Chairman & Chief Executive Officer)

Dr Kasian was appointed to the Board on December 12, 2013 and became Chairman of the Company on January 31, 2018 and interim, part time CEO on February 6, 2018. He brings to the Board a combination of expertise in strategic business leadership and biotech investment giving him a deep understanding on key value drivers for companies in generating shareholder value.  He is an experienced executive director with demonstrated domestic and international success in funds management, encompassing senior leadership, investment and risk roles.

Dr Kasian has held senior leadership positions in a number of investment groups, and has significant funds management experience in Australia leading investment in the healthcare and life sciences sector.  He holds a PhD in Microbiology and a Master of Business Administration, both from the University of Melbourne, and is a Graduate Member of the Australian Institute of Company Directors.  Dr Kasian is also a non-executive director and the Chairman of IODM Limited (ASX: IOD), and former Non-Executive Director of ELK OrthoBiologics and Blockchain Global Limited.

Dr Lindsay Wakefield, MBBS (Non-Executive)

Dr Wakefield was appointed to the Board on September 24, 2014.  He started Safetech in 1985 and over the next 25 years Safetech became a force in the Australian material handling and lifting equipment market, designing and manufacturing a wide range of industrial products.  In 1993, he left Medicine to become the fulltime CEO of the Company.  In 2006 Safetech was awarded the Telstra Australian National Business of the Year.  In 2013 Safetech merged and ultimately acquired Tieman Materials Handling. Dr. Wakefield continues as the CEO of the Company.  It is Australia’s largest manufacturer and supplier of dock equipment, freight hoists and custom lifting solutions.  Safetech employs approximately 100 people. Dr. Wakefield has been a Biotech investor for more than 20 years.

Dr Jerzy (George) Muchnicki (Executive)

Dr Muchnicki was appointed to the Board on January 31, 2018 and has also been appointed to the role of part time Business Development Director.  George graduated from Monash University having held positions in private practice for some 25 years to head of student health at Melbourne University.  For the past 14 years he has been mostly involved in commercialisation and funding R&D in the biotechnology sector from gene silencing to regenerative medicine.

Dr Muchnicki brings with him strong commercial and medical skills, including broad interests in software development, blockchain and sustainable building materials.  He is a co-founder and Non-Executive Director of Speed Panel Holdings a world leader in fire rated and acoustic wall solutions.  He is also the co-founder of Candlebets, a software development company that is creating blockchain enabled platforms for the gaming industry.

Mr Peter Rubinstein (Non-Executive)

Mr Peter Rubinstein was appointed to the Board on January 31, 2018.  He has over 20 years’ experience in early stage technology commercialisation through to public listings on the ASX.  He is a lawyer, having worked at one of the large national firms prior to moving in house at Montech, the commercial arm of Monash University.

Mr Rubinstein has had significant exposure to the creation, launch and management of a diverse range of technology companies including in biotech, digital payments and renewable energy.  Peter is also Chairman of DigitalX Limited (DCC) and an advisor to Blockchain Global Limited.

Mr Xue (Sam) Lee (Non-Executive)

Mr Sam Lee was appointed to the Board on January 31, 2018.  He is the founder and CEO of Blockchain Global Limited, which offers one of Australia’s largest cryptocurrency exchanges, blockchain consulting and blockchain incubation services, assisting with over $200m in blockchain related investments with offices in Melbourne, New York, Kobe, Shanghai and Dalian.

Mr Lee is a frequent speaker at Blockchain Summits, DLT Conferences and has been a panellist at the World Economic Forum.  Mr Lee is also a Director of ASX listed DigitalX Limited (DCC), a leading blockchain advisory company.

Directors who held office during the year

Names of directors who vacated their roles during the year are as follows;

Dr Malcolm R. Brandon, BScAgr, PhD (Non-Executive) Resigned January 30, 2018

Dr Brandon was appointed to the Board on October 5, 2009 and as its Chairman on November 28, 2012.

Mr Eutillio Buccilli (Executive) Stepped Down as CEO and Director on February 6, 2018

Mr Buccilli was appointed to the Board in June 2015. He joined the Company in June 2014 as Chief Financial Officer. In November 2014, he was appointed to the position of Chief Operating Officer and Chief Financial Officer and was subsequently appointed Chief Executive Officer in February 2015.

Mr Grahame Leonard AM, BA (Hons), LLB, CA, CPA, FAICD (Dip), AFAIM (Non-Executive) Resigned January 30, 2018

Mr Leonard was appointed to the Board on November 29, 2013 and also served as Chairman of the Company’s Audit Committee.

Senior Management

We have a professional team of qualified and experienced personnel, including a number of research and development scientists and technicians.  The Group currently has 15 full-time-equivalent employees in addition to the 2 part time executive Directors and three  Non-executive Directors listed above.  Of the total number of personnel, three have Doctorate qualifications.  In addition to the interim part time Chief Executive Officer and Business Development Director, Dr Kasian and Dr Muchnicki respectively whose details are noted above, the members of the Company’s Senior Leadership Team as of the date of this Report, and a brief summary of their relevant experience, are as follows:

Kevin Fischer, FCPA, FGIA, FCIS, B. Com. (Chief Financial Officer)

Mr. Fischer was appointed Company Secretary on January 13, 2016 following his appointment as Chief Financial Officer on November 2, 2015. He has over ten years’ experience in senior finance roles with successful diagnostic companies, such as QIAGEN and Cellestis. Mr. Fischer is a Fellow CPA and Chartered Secretary who has significant experience in the financial management and reporting for international operations.

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

Item 6.B                 Compensation

Details of the nature and amount of each major element of the compensation of each director of the Company and each of the named officers of the Company and its subsidiaries, for services in all capacities during the financial year ended June 30, 2018 and 2017 are listed below.  All figures are stated in Australian dollars (AUD).

		Short-term		Post-employment	Other long-	Share-based
Name and title of	Year	Salary/fees	Other	Superannuation*	term benefits	Options	Totals
Non-Executive Directors		$	$	$	$	$	$
Dr Lindsay Wakefield	2018	57,186	—	5,433	—	—	62,619
	2017	56,065	—	5,326	—	—	61,391
Mr Peter Rubinstein (1)	2018	23,827	—	2,264	—	—	26,091
	2017	—	—	—	—	—	—
Mr Xue Lee (2)	2018	23,827	—	2,264	—	—	26,091
	2017	—	—	—	—	—	—
Dr Malcolm R. Brandon(3)	2018	54,198	—	5,149	—	—	59,347
	2017	91,089	—	8,653	—	—	99,742
Grahame Leonard AM (4)	2018	33,358	—	3,169	—	—	36,527
	2017	56,065	—	5,326	—	—	61,391
Totals	2018	192,396	—	18,279	—	—	210,675
	2017	203,219	—	19,305	—	—	222,524

(1) Mr Rubinstein was appointed as a Non-executive Director on January 31, 2018.

(2) Mr Lee was appointed as a Non-executive Director on January 31, 2018.

(3) Dr Brandon resigned as the Non-executive Chairman on January 30, 2018.

(4) Mr Leonard resigned as a Director on January 30, 2018.

Key Management Personnel

		Short-term		Post-employment	Other long-term	Share-based	Termination
Name and title of	Year	Salary/fees	Other	Superannuation*	benefits**	Options ***	benefits	Totals
Executives Directors		$	$	$	$		$	$

Dr Paul Kasian (1)	2018	89,099	—	8,464	44	—	—	97,607
Chairman & Interim CEO	2017	56,065	—	5,326	—	—	—	61,391
Dr Jerzy Muchnicki (2)	2018	38,051	—	3,615	1,200	—	—	42,866
Business Development Director	2017	—	—	—	—	—	—	—
Eutillio Buccilli (3)	2018	186,621	—	25,000	802	45,639	164,760	422,822
Ex - Executive Director & Chief Executive Officer	2017	313,650	33,000	32,566	19,297	45,639	—	444,152

Executives

Diana Newport (4)	2018	73,469	—	6,980	(10,137)	18,257	—	88,569
Quality & Ops. Director	2017	105,493	—	10,022	10,962	10,533	—	137,010
Dr Richard Allman (5)	2018	165,294	49,588	16,472	(1,370)	23,407	—	253,391
Scientific Director	2017	162,053	8,100	16,526	12,528	17,287	—	216,494
Kevin Fischer (6)	2018	171,666	51,500	17,505	3,187	28,450	—	272,308
Chief Financial Officer	2017	168,300	12,600	17,575	9,421	22,330	—	230,226
Chris Saunders (7)	2018	156,403	—	—	6,778	17,782	—	180,963
US-VP Sales & Marketing	2017	283,402	14,832	—	7,408	22,330	—	327,972
Dr Susan Gross (8)	2018	41,545	—	—	1,867	(3,150)	—	40,262
US-Senior Medical Director	2017	165,262	7,481	—	1,978	3,150	—	177,871
Sub-totals for Executives	2018	922,148	101,088	78,036	2,371	130,385	164,760	1,398,788
	2017	1,254,225	76,013	82,015	61,594	121,269	—	1,595,116
Total remuneration of Key Management Personnel	2018	1,114,544	101,088	96,315	2,371	130,385	164,760	1,609,463
	2017	1,457,444	76,013	101,320	61,594	121,269	—	1,817,640

Notes pertaining to changes during the year:

(1) Dr Kasian was appointed as the Chairman on January 31, 2018 and interim CEO on February 6, 2018, having previously served as a Non-Executive Director since his appointment in December 2013. Included in the 2018 total remuneration is an amount of $18,689 attributable to his executive role as interim CEO (2017: Nil). The 2017 fees are all Non-Executive Director fees.

(2) Dr Muchnicki was appointed as Business Development Director on January 31, 2018. Included in the 2018 total remuneration is an amount of $16,774 attributable to his executive role as Business Development Director

(3) Mr Buccilli stepped down from his position of Executive Director and Chief Executive officer on February 6, 2018. Included in the termination benefits paid to Mr Buccilli are ; 3 months’ notice pay: pro-rata bonus entitlement calculated up to that date being 3 months from February 6, 2018.

(4) Ms Newport held the role of Quality & Operations Director until her resignation on May 1, 2018.

(5) “Other” includes a bonus paid or payable to Dr Allman in the amount of $49,588 under a retention bonus scheme awarded to KMP.

(6) “Other” includes a bonus paid or payable to Mr Fischer in the amount of $51,500 under a retention bonus scheme awarded to KMP.

(7) Mr Saunders held the role of Vice President Sales & Marketing for Phenogen Sciences Inc. (USA) until his termination on November 30, 2017

(8) Dr Gross held the role of Senior Medical Director for Phenogen Sciences Inc. (USA) until her termination on September 15, 2017.

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

Options exercised, granted, and forfeited as part of remuneration during the year ended June 30, 2018

Details of the options held by the Executives nominated as Key Management Personnel during the year ended June 30, 2018 are set out below. As at June 30, 2018, there were 3 executives and 1 employee who held options that had been granted under the Company’s respective option plans.

During the 2018 financial year no options granted as equity compensation benefits to Executives were exercised, and no new options were granted as equity compensation benefits to Executives. The following options previously granted as equity compensation benefits to Executives were forfeited during the year;

	Options	Exercise	Fair value	Final
Name of Executive	Forfeited	price	per option	vesting date
Diana Newport	4,000,000	$0.01	$0.0050	Feb 16, 2022
Diana Newport	2,500,000	$0.02	$0.0026	Mar 31, 2021
Chris Saunders	5,000,000	$0.01	$0.0050	Feb 16, 2022
Chris Saunders	5,000,000	$0.02	$0.0024	Nov 24, 2020
Dr. Susan Gross	2,500,000	$0.01	$0.0050	Feb 16, 2022
Totals	19,000,000

Options exercised, granted and forfeited as part of remuneration during the year ended June 30, 2017

During the 2017 financial year 21,500,000 options were granted as equity compensation benefits to Executives. No options were exercised or forfeited.

Fair values of options

Fair values at grant date are independently determined using a Black-Scholes option pricing model that takes into account the exercise price, the term of the option, the share price at grant date and expected price volatility of the underlying share, the expected divided yield and the risk-free interest rate for the term of the option.

Option holdings of Key Management Personnel June 30, 2018

						Vesting as at year end		Financial year	Fair Value yet
Name of option	Opening	Number of options			Closing		Not	in which	to vest
holder	balance	Granted	Exercised	Lapsed	balance	Exercisable	exercisable	options vest	$
Executive
Paul Kasian	—	—	—	—	—	—	—	—	—
Jerzy Muchnicki*	6,666,667	—	—	—	6,666,667	6,666,667	—	2015	—
Eutillio Buccilli	14,236,111	—	—	—	14,236,111	14,236,111	—	2018	—
Diana Newport	6,500,000	—	—	(6,500,000)	—	—	—	—	—
Richard Allman	10,000,000	—	—	—	10,000,000	6,666,667	3,333,333	2019	16,667
Kevin Fischer	10,000,000	—	—	—	10,000,000	6,666,667	3,333,333	2019	16,667
Chris Saunders	10,000,000	—	—	(10,000,000)	—	—	—	—	—
Susan Gross	2,500,000	—	—	(2,500,000)	—	—	—	—	—
Totals	59,902,778	—	—	(19,000,000)	40,902,778	34,236,112	6,666,666		33,334

* Options held by Dr Muchnicki when appointed as a Director on January 31, 2018

Option holdings of Key Management Personnel June 30, 2017

								Financial year	Fair
						Vesting as at year end		in which	Value yet
Name of option	Opening	Number of options			Closing		Not	options	to vest
holder	balance	Granted	Exercised	Lapsed	balance	Exercisable	exercisable	vest	$
Executive
Eutillio Buccilli	14,236,111	—	—	—	14,236,111	7,118,055	7,118,056	2018	90,777
Diana Newport	2,500,000	4,000,000	—	—	6,500,000	1,250,000	5,250,000	2019	30,719
Richard Allman	5,000,000	5,000,000	—	—	10,000,000	2,500,000	7,500,000	2019	46,438
Kevin Fischer	5,000,000	5,000,000	—	—	10,000,000	2,500,000	7,500,000	2019	56,883
Chris Saunders	5,000,000	5,000,000	—	—	10,000,000	2,500,000	7,500,000	2019	56,883
Susan Gross	—	2,500,000	—	—	2,500,000	—	2,500,000	2019	20,000
Totals	31,736,111	21,500,000	—	—	53,236,111	15,868,055	37,368,056		301,700

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

As of June 30, 2018, there were 3 executives and 1 employee who held options that had been granted under the Company’s respective option plans.  Options issued under the Plan carry no rights to dividends and no voting rights.

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

Year ended June 30, 2018:

During the 2018 financial year, no options over ordinary shares pursuant to the Employee Option Plan were granted or exercised and 20,000,000 options that had previously been issued to employees were forfeited.  Option holders do not have any right, by virtue of their options, to participate in any share issue of the Company or any related body corporate.

As of the date of this Annual Report, there was a total of 34,736,111 unlisted employee options outstanding.

Options granted under the Employee Option Plan carry no rights to dividends and no voting rights and generally have an expiry date of nearly five years from the date of grant.

During the years ended June 30, 2018, 2017 and 2016, the Company recorded a share-based payments expense in respect of the options granted of $129,635, $ 120,287 and  $50,239.

This share based payment expense is included within selling and marketing costs, general and administrative costs, licensing, patent and legal costs, and laboratory research and development costs in the statement of comprehensive income/ (loss). The following is additional information relating to the options granted under the respective Plans as of June 30, 2018:

	Options outstanding			Options exercisable
Range of		Weighted	Remaining weighted
exercise prices	Number of options	average exercise price	average contractual life (years)	Number of options	Weighted average exercise price
$0.01 - $0.10	34,736,111	$0.017	2.83	27,736,111	$0.019
$0.11 - $0.20	—	$—	—	—	$—
	34,736,111	$0.017	2.83	27,736,111	$0.019

The following is additional information relating to the options granted under the respective Plans as of June 30, 2017:

	Options outstanding			Options exercisable
Range of		Weighted	Remaining weighted
exercise prices	Number of options	average exercise price	average contractual life (years)	Number of options	Weighted average exercise price
$0.01 - $0.10	54,736,111	$0.016	3.96	15,868,056	$0.020
$0.11 - $0.20	—	$—	—	—	$—
	54,736,111	$0.016	3.96	15,868,056	$0.020

The following is additional information relating to the options granted under the respective Plans as of June 30, 2016:

	Options outstanding			Options exercisable
Range of		Weighted	Remaining weighted
exercise prices	Number of options	average exercise price	average contractual life (years)	Number of options	Weighted average exercise price
$0.01 - $0.10	33,486,111	$0.022	4.47	83,333	$0.040
$0.11 - $0.20	—	$—	—	—	$—
	33,486,111	$0.022	4.47	83,333	$0.040

The fair value for the options issued to employees was estimated at the date of grant using either a Monte Carlo simulation analysis or Black-Scholes option pricing valuation model;

Key Management Personnel (KMP) — with the following range of assumptions for June 30:

	2018	2017	2016
Risk Free Interest Rate	—	2.19%	1.93% to 2.22%
Expected Dividend Yield	—	—	—
Historic and Expected Volatility	—	60%	80%
Option Exercise Prices	—	$0.010	$0.020
Weighted Average Exercise Price	—	$0.010	$0.020
Expected Lives	—	4.50 years	4.50 years
Valuation Model	—	Black-Scholes	Monte Carlo

Other — employees of Phenogen Sciences Inc.: with the following range of assumptions for June 30:

	2018	2017	2016
Risk Free Interest Rate	—	2.19%	1.93% to 2.22%
Expected Dividend Yield	—	—	—
Historic and Expected Volatility	—	60%	80%
Option Exercise Prices	—	$0.010	$0.039 to $0.058
Weighted Average Exercise Price	—	$0.010	$0.053
Expected Lives	—	4.50 years	4.40 years
Valuation Model	—	Black-Scholes	Black-Scholes

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

The Board meets to discuss business regularly throughout the year, with additional meetings being held when circumstances warrant.  Included in the table below are details of the meetings of the Board and the sub-committees of the Board that were held during the 2018 financial year.

	Directors’ meetings		Audit Committee meetings		Remuneration Committee meetings
	Attended	Eligible	Attended	Eligible	Attended	Eligible
Dr Malcolm Brandon	9	9	—	—	—	—
Mr. Eutillio Buccilli	9	9	—	—	2	2
Mr. Grahame Leonard A.M.	8	9	2	3	—	—
Dr Paul Kasian	15	15	3	3	3	3
Dr Lindsay Wakefield	15	15	5	5	3	3
Dr. Jerzy Muchnicki	6	6	2	2	—	—
Mr. Peter Rubinstein	6	6	2	2	1	1
Mr Xue Lee	3	6	—	—	—	—

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

The Board has delegated the responsibility for the establishment and maintenance of a framework of internal control and ethical standards for the management of the Group to the Audit Committee.  The Audit Committee also provides the Board with assurance regarding the reliability of financial information for inclusion in the financial reports.  As at date of this report, all of the members of the Audit Committee are independent Non-Executive Directors.

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

Committee membership

As at the date of this Report, the composition of these two Sub-Committees are:

Audit Committee:	Mr Peter Rubinstein — Chairman of the Committee
Dr Lindsay Wakefield
Mr Sam Lee

Remuneration Committee:	Dr Lindsay Wakefield — Chairman of the Committee
Dr Paul Kasian
Mr Peter Rubinstein

Compliance with NASDAQ Rules

NASDAQ listing rules require that we disclose the home country practices that we will follow in lieu of compliance with NASDAQ corporate governance rules.  The following describes the home country practices and the related NASDAQ rule:

Majority of Independent Directors:  We follow home country practice rather than NASDAQ’s requirement in Marketplace Rule 4350(c) (1) that the majority of the Board of each issuer be comprised of independent directors as defined in Marketplace Rule 4200.  As of the date of this Annual Report, our Board of Directors does not comprise of a majority of independent directors. The Company intends to review its composition in the future as operations expand; however, the Company believes that the current Board structure is best suited to enable the Company to deliver shareholder value.

Compensation of Officers:  We follow home country practice rather than NASDAQ’s requirement in Marketplace Rule 4350(c)(3) that chief executive compensation be determined or recommended to the Board by the majority of independent directors or a compensation committee of independent directors.  Similarly, compensation of other officers is not determined or recommended to the Board by a majority of the independent directors or a compensation committee comprised solely of independent directors.  These decisions are made by our remuneration committee which at June 30, 2018 is not comprised of a majority of independent directors. The members are however considered by the Board to currently be the “best fit” for the committee taking into account the current Board composition. As the operations of the Company develop, the Board will reassess the composition of the Remuneration Committee.

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

2018	15
2017	20
2016	25

Item 6.E                        Share Ownership

The relevant interest of the directors in the share capital of the Company as notified by them to the Australian Securities Exchange in accordance with section 205G(1) of the Corporations Act 2001 as of the date of this Annual Report is as follows:

Director	Ordinary shares	Percentage of Capital held
Dr. Paul Kasian	256,410	0.010%
Dr. Lindsay Wakefield	7,754,763	0.305%
Dr. Jerzy Muchnicki	20,903,244	0.822%
Mr. Peter Rubinstein	47,282,700	1.859%

Notes:             Dr Wakefield also has a direct interest in 570,500 shares, and Mr Lee has a direct interest in 59,594,850 ordinary shares (represented by 397,299 American Depositary Receipts). Apart from the above, no Director holds any interest in the shares and options of the Company as at the date of this Report.

Item 7.                                     Major Shareholders and Related Party Transactions

Item 7.A                        Major Shareholders

As at the date of this Annual Report, there are no  shareholders who are the beneficial owner of 5% or more of our voting securities;

The number of Ordinary Shares on issue in Genetic Technologies as of the date of this Annual Report was 2,544,115,824.  The number of holders of Ordinary Shares in Genetic Technologies as of the date of this Annual Report was approximately 4,472.

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

Item 7.B                        Related Party Transactions

During the year ended June 30, 2018, the only transactions between entities within the Group and other related parties occurred, are as listed below.  Except where noted, all amounts were charged on similar to market terms and at commercial rates.

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

$125,000 of these convertible notes were issued to a holder associated with Dr Lindsay Wakefield, a Company director at the time of issue, on the same terms and conditions as other note holders, all of which were converted during the year ended June 30, 2015.  The 8,333,333 share options attached to these convertible notes remain unexercised at June 30, 2018. Dr Muchnicki and Mr Rubinstein, both of whom were elected as Directors of the Company on January 31, 2018, also participated in the debt convertible notes raising, and at June 30, 2018 indirectly held 6,666,667 and 5,000,000 options respectively.

Blockchain Global Limited

As announced by the Company on February 15, 2018, a non-binding terms sheet with Blockchain Global Limited (BCG) was entered to provide a framework for continuing discussions between the two companies, with the proposed transaction being subject to shareholder approval (by non-associated Shareholders); and as announced by the Company on August 2, 2018, a framework agreement with BCG was entered formalizing the non-binding terms sheet and providing a framework for a strategic alliance between the Company and BCG, with this Framework Agreement only becoming binding on the Company obtaining the approval of non-associated Shareholders.  This framework includes a proposed issuance of 486,000,000 shares to BCG in 3 tranches subject to the achievement of certain milestones.

A number of Directors of the Company presently or previously have had involvement with BCG.  Mr Sam Lee has a direct and indirect share interest in BCG of 21% and is a director of BCG.  Mr Peter Rubinstein has a direct and indirect share interest in BCG of 8% and is a consultant to BCG. Dr George Muchnicki has a direct and indirect share interest in BCG of 3.4%. Dr Paul Kasian was previously a director of BCG until July 2018. No transactions between the Company and BCG took place during the year ended June 30, 2018.

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

Item 8.B                 Significant Changes to Financial Information

Our consolidated financial statements are set out on pages F1 to F39 of this Annual Report (refer to Item 18).

Significant other changes

•                  A reduced physical headcount in the US as the Company transitioned the BREVAGenplus® commercial programme from a direct salesforce to an ecommerce based solution.  Under the new program, it is planned that the consumer will be able to initiate the testing by accessing the Consumer Initiated Testing (CIT) platform via the Company’s U.S. subsidiary, Phenogen Sciences, Inc. website.

•                  On  February 2, 2018, the Company entered into a non-binding terms sheet with Blockchain Global Limited (BCG), which outlined a proposed strategic alliance between the parties with respect to the provision of a suite of blockchain opportunities to the Company to leverage off its existing genetics testing platform, existing CLIA approved laboratory and long history in genomics, along with BCG’s extensive blockchain experience, with the proposed issue of 486,000,000 shares to BCG in 3 tranches subject to the achievement of certain milestones. Although subject to final shareholder approval, the strategic alliance has subsequently been formalized through a Framework Agreement, executed between the parties on August 2, 2018.

Changes to the Board of Directors

The following changes  to the Board of Directors took place during the year ended June 30, 2018;

•                  Dr Malcolm R Brandon — resigned January 30, 2018

•                  Mr Grahame Leonard — resigned January 30, 2018

•                  Mr Peter Rubinstein — appointed January 31, 2018

•                  Dr George Muchnicki — appointed January 31, 2018

•                  Mr Sam Lee — appointed January 31, 2018

•                  Mr Eutillio Buccilli — resigned February 6, 2018

Significant events after balance date

The following significant events have occurred after balance date;

•                  The Company has renewed the lease agreement for its Fitzroy premises in Melbourne for a further period of 3 years from September 1, 2018 to August 31, 2021. The Company has also entered into a 2 year lease for new premises in Charlotte, North Carolina, commencing July 23, 2018 to July 31, 2020.

•                  A Framework Agreement with Blockchain Global Limited (“BCG”) was entered into on August 2, 2018. The Agreement formalizes the non-binding terms sheet that was entered into between the parties on February 2, 2018, which outlined a proposed strategic alliance with respect to the provision of a suite of blockchain opportunities to the Company, with the proposed issue of 486,000,000 shares to BCG in 3 tranches subject to the achievement of certain milestones.

•                  On August 8, 2018, the Company executed an Equity Placement Facility with Kentgrove Capital Pty Ltd. Under the Facility, Kentgrove Capital may provide the Company with up to A$20 million of equity capital in a series of individual placements of up to $1 million (or a higher amount by mutual agreement) over the next 20 months. Following the execution of the Facility and under a Prospectus as lodged with ASIC, the Company has issued:

•                  12,500,000 Options, exercisable at $0.0153 each, expiring 3 years after issue (Establishment Options), to Kentgrove Capital Pty Ltd in its capacity as trustee of the Kentgrove Capital Growth Fund (Kentgrove) (Option Offer).

•                  8,833,100 Shares (Establishment Shares) to Kentgrove in lieu of payment of an Establishment Fee (Establishment Share Offer).

•                  100,000,000 Shares (Collateral Shares) to Kentgrove as security for the Company’s obligations under the equity placement facility with Kentgrove.

The issue of the establishment and collateral shares to Kentgrove has resulted in an increase of the issued share capital of the Company to 2,544,115,824.

Under the lodged Prospectus, the Company will also have the ability to offer and issue up to 441,655,004 Placement Shares either to Kentgrove under the Kentgrove Facility, or to other investors as determined by the Board, to raise up to $5,000,000. Prospectus currently has a closing date of November 9, 2018. Since June 30 2018, the Company has issued 100,000,000 shares under this facility, resulting in cash inflows from financing of $1,350,000.

•                  Following the recommendation of the Remuneration Committee, and subsequent Board approval in July 2018, the Board has agreed to award the Directors’ of the Company Share Options pursuant to the Company’s Employee Share Option Plan. Subject to Shareholder approval, the quantum of the award, ranging in value from $75k to $150k will be aligned to the individual Directors responsibilities and activities. In addition, the Board has agreed to grant to Dr Kasian, in his role as interim CEO, 50 million Options subject to certain market related vesting conditions.  The issue of such Options will be subject to all necessary Shareholder approvals being obtained.

•                  The Company has executed an Agreement with Swisstec Health Analytics on July 30, 2018 which sets out the principal commercial terms on which the Company intends to appoint Swisstec as a non-exclusive distributor for hospitals in Asia.  In accordance with the terms of this agreement, the Company has acquired a 5% equity stake in Swisstec, and has provided Swisstec with $250k to facilitate their expansion into hospitals in the Asian region.

•                  The Company has signed a Heads of Agreement with Beijing Zishan Health Consultancy Limited. The Agreement provides a framework according to which the two parties will explore opportunities to achieve market entry, through a Joint Venture, for GTG’s genomic tests into the health sector in the People’s Republic of China.

Item 9.                                     The Offer and Listing

Item 9.A                        Offer and Listing Details

The Company’s Ordinary Shares were listed on the Australian Securities Exchange (the “ASX”) in July 1987.  Set out below is the highest and lowest market quotations for the Ordinary Shares reported on the Daily Official List of the ASX since July 1, 2011.

Financial Year	Period Covered	High	Low
		(in $0.00)
Yearly data 2014	Year ended June 30, 2014	0.105	0.035
2015	Year ended June 30, 2015	0.087	0.012
2016	Year ended June 30, 2016	0.039	0.016
2017	Year ended June 30, 2017	0.021	0.007
2018	Year ended June 30, 2018	0.018	0.006

Quarterly data 2017	Quarter ended September 30, 2016	0.020	0.014
	Quarter ended December 31, 2016	0.021	0.010
	Quarter ended March 31, 2017	0.012	0.009
	Quarter ended June 30, 2017	0.011	0.007

2018	Quarter ended September 30, 2017	0.008	0.006
	Quarter ended December 31, 2017	0.016	0.007
	Quarter ended March 31, 2018	0.021	0.008
	Quarter ended June 30, 2018	0.015	0.008

Monthly data 2018	Month ended May 31, 2018	0.012	0.009
	Month ended June 30, 2018	0.012	0.008
	Month ended July 31, 2018	0.015	0.010
	Month ended August 31, 2018	0.012	0.009
	Month ended September 30, 2018	0.012	0.010
	Period ended October 24, 2018	0.017	0.010

As of the date of this Annual Report, we had 2,644,115,8244 Ordinary Shares on issue, without par value.  See Item 10B “Our Constitution” for a detailed description of the rights attaching to our shares and Item 12D “American Depositary Receipts” for a description of the rights attaching to the American Depositary Shares.

The Company’s securities are also listed on NASDAQ Capital Market (under the ticker GENE) in the form of American Depositary Shares.  During January 2015, the Company undertook a reverse stock split (consolidation) which had the effect of resetting the ratio of 1 ADS representing 30 Ordinary shares to 1 ADS representing 150 Ordinary shares. Since listing on the NASDAQ Global Market on September 2, 2005, the ADSs have traded in a range from a low of USD 0.31 to a high of USD 13.85.  The most recent sale of the Company’s ADSs, as recorded on October 24, 2018, occurred at a price of USD 1.24.

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

The Company has registered one class of American Depositary Shares (ADSs) on Form F-6 pursuant to the U.S. Securities Act of 1933, as amended.  One ADS represents 150 Ordinary Shares without par value.  As of June 30, 2018 there was a total of 10,706,141 ADSs outstanding, representing approximately 65.94% of the Company’s total issued capital as of that date.

The table below sets forth the high and low sales prices in United States dollars for the ADSs during the periods indicated:

Financial Year	Period Covered	High	Low
		(in USD)
Yearly data 2014	Year ended June 30, 2014	1.24	1.00
2015	Year ended June 30, 2015	11.00	0.31
2016	Year ended June 30, 2016	4.27	1.62
2017	Year ended June 30, 2017	2.27	0.75
2018	Year ended June 30, 2018	2.05	0.70

Quarterly data 2017	Quarter ended September 30, 2016	2.27	1.70
	Quarter ended December 31, 2016	2.89	1.04
	Quarter ended March 31, 2017	1.38	1.05
	Quarter ended June 30, 2017	1.27	0.75

2018	Quarter ended September 30, 2017	0.94	0.70
	Quarter ended December 31, 2017	1.79	0.75
	Quarter ended March 31, 2018	2.05	1.02
	Quarter ended June 30, 2018	1.47	0.93

Monthly data 2018	Month ended May 31, 2018	1.38	1.03
	Month ended June 30, 2018	1.21	0.93
	Month ended July 31, 2018	2.04	0.93
	Month ended August 31, 2018	1.22	1.06
	Month ended September 30, 2018	1.18	1.03
	Period ended October 24, 2018	1.48	1.03

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

Item 9.D                        Selling Shareholders

Not applicable.

Item 9.E                 Dilution

Not applicable.

Item 9.F                         Expenses of the Issue

Not applicable.

Item 10.                                  Additional Information

Item 10.A                 Share Capital

As of June 30, 2018, we had a total of 2,435,282,724 Ordinary Shares on issue.  None of these shares were subject to any form of escrow as of that date and, as such, all of the shares were listed on the Australian Securities Exchange and were freely tradable.

Based on our review of shareholder records (based solely on the addresses), as of June 30, 2018 there were 35 U.S. resident shareholders of our Ordinary Shares holding 2,018,616 shares representing 0.080% of the total issued and outstanding Ordinary Shares.  Our Ordinary Shares do not have a par value.  These figures do not include any Ordinary Shares which may be held by U.S. residents in the form of American Depositary Receipts (ADRs).

During the last five years, the number of Ordinary Shares on issue has increased as follows:

Date	Nature of issue	Number of Ordinary Shares issued / outstanding	Movement in share capital / balance $
As of June 30, 2013		475,471,819	83,735,845
August 9, 2013	Issue of shares as part of private placements @ $0.072	14,555,576	1,048,001
August 14, 2013	Issue of shares as part of private placements @ $0.072	15,999,980	1,151,999
August 30, 2013	Issue of shares as part of private placements @ $0.072	11,111,111	800,000
October 8, 2013	Issue of shares as part of private placements @ $0.072	19,277,837	1,388,000
October 9, 2013	Issue of shares as part of private placements @ $0.072	24,333,333	1,752,000
October 14, 2013	Issue of shares as part of private placements @ $0.072	5,000,000	360,000
November 18, 2013	Issue of shares as part of private placements @ $0.072	6,944,445	500,000
December 31, 2013	Issue of shares as part of the conversion of convertible notes	8,714,541	281,722
January 20, 2014	Issue of shares as part of the conversion of convertible notes	16,517,440	569,022
February 12, 2014	Issue of shares as part of the conversion of convertible notes	17,645,870	554,939
February 19, 2014	Issue of shares as part of the conversion of convertible notes	16,379,660	552,975
March 3, 2014	Issue of shares as part of the conversion of convertible notes	15,388,290	548,968
April 10, 2014	Issue of shares as part of the conversion of convertible notes	17,429,100	533,732
May 16, 2014	Shares cancelled as part of the swap deal	(75,937,500)	(3,569,702)
June 3, 2014	Issue of shares in respect of interest rate true up adjustment relating to March and April, under convertible notes	2,117,250	—
June 27, 2014	Issue of shares as part of the conversion of convertible notes	22,969,740	531,519
To November, 2013	Other transaction costs arising on share issue	—	(658,528)
As of June 30, 2014		613,918,492	90,080,492

Date	Nature of issue	Number of Ordinary Shares issued / outstanding	Movement in share capital / balance $
July 9, 2014	Issue of shares as part of the conversion of convertible notes plus capitalized interest	23,227,950	721,403
August 12, 2014	Issue of shares for capitalized interest on convertible notes	5,142,450	—
August 20, 2014	Issue of shares as part of the conversion of convertible notes plus capitalized interest	25,817,550	580,783
October 2, 2014	Issue of shares as part of the conversion of convertible notes plus capitalized interest	31,637,640	621,139
October 20, 2014	Issue of shares for capitalized interest on convertible notes	4,787,190	—
October 31, 2014	Issue of shares as part of the conversion of convertible notes plus capitalized interest	46,503,360	306,619
November 28, 2014	Issue of shares as part of the conversion of convertible notes plus capitalized interest	27,655,230	234,192
December 5, 2014	Issue of shares as part of the conversion of convertible notes plus capitalized interest	34,100,456	78,546
December 19, 2014	Issue of shares as part of the conversion of convertible notes plus capitalized interest	8,059,599	102,685
December 29, 2014	Issue of shares as part of the conversion of convertible notes plus capitalized interest	8,677,729	102,849
December 30, 2014	Issue of shares as part of private placements @ $0.0135	19,074,112	257,500
January 9, 2015	Issue of shares as part of the conversion of convertible notes plus capitalized interest	8,258,496	113,474
January 22, 2015	Facility fee pursuant to a standby equity placement facility	35,876,392	—
January 30, 2015	Issue of shares as part of private placements @ $0.01407	41,933,191	621,450
January 30, 2015	Exercise of 26,666,667 options @ $0.015 each	26,666,667	400,000
February 2, 2015	Issue of shares as part of private placements @ $0.02447	34,066,809	877,561
February 2, 2015	Issue of shares as part of the conversion of convertible notes	78,181,336	889,000
February 2, 2015	Issue of shares for capitalized interest on convertible notes	2,939,998	33,431
February 9, 2015	Issue of shares as part of private placements @ $0.020	16,000,000	337,600
February 9, 2015	Exercise of 27,499,999 options @ $0.015 each	27,499,999	412,500
February 13, 2015	Issue of shares as part of the conversion of convertible notes	1,712,663	51,000
February 13, 2015	Issue of shares for capitalized interest on convertible notes	72,260	2,152
February 13, 2015	Exercise of 37,666,666 options @ $0.015 each	37,666,666	565,000
February 18, 2015	Issue of shares as part of private placements @ $0.0695	10,500,000	729,750
February 18, 2015	Exercise of 8,666,667 options @ $0.015 each	8,666,667	130,000
February 19, 2015	Issue of shares as part of the conversion of convertible notes	5,868,122	275,000
February 19, 2015	Issue of shares for capitalized interest on convertible notes	257,233	12,054
February 19, 2015	Exercise of 13,133,333 options @ $0.015 each	13,133,333	197,000
February 20, 2015	Issue of shares as part of the conversion of convertible notes	2,713,459	150,000
February 20, 2015	Issue of shares for capitalized interest on convertible notes	119,690	6,616
February 20, 2015	Exercise of 2,000,000 options @ $0.015 each	2,000,000	30,000
February 20, 2015	Exercise of 7,333,334 options @ $0.015 each	7,333,334	110,000
March 11, 2015	Issue of shares as part of private placements @ $0.0382	392,670,150	15,000,000
March 11, 2015	Issue of shares as part of private placements @ $0.0334	107,329,800	3,584,815
To March 2015	Other transaction costs arising on share issue	—	(2,572,664)
To March 2015	Other transaction costs on placement of shares	4,123,608	(57,736)
As of June 30, 2015		1,714,191,631	115,247,128
July 23, 2015	Issue of shares as part of the conversion of convertible notes	1,006,441	25,000
July 23, 2015	Issue of shares for capitalized interest on convertible notes	84,652	2,102
July 27, 2015	Other transaction costs arising on share issue	—	(1,654)

As of June 30, 2016		1,715,282,724	115,272,576

Date	Nature of issue	Number of Ordinary Shares issued / outstanding	Movement in share capital / balance $
December 6, 2016	Issue of shares as part of private placements	720,000,000	8,049,369
To January 2017	Other transaction costs arising on share issue	—	(1,228,129)
March 16, 2017	Kentgrove Facility Fee Rebate	—	295,110
March 16, 2017	Other transaction costs on Kentgrove Facility Fee Rebate	—	(6,301)

As of June 30, 2017		2,435,282,724	122,382,625
December 7, 2017	Other transaction costs on prior private placements	—	(9,963)
As of June 30, 2018		2,435,282,724	122,372,662

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

As of June 30, 2018 and 2017, the following outstanding unlisted options, together with their respective ASX codes and expiry dates, were convertible into Ordinary Shares.  The exercise prices are quoted in Australian dollars.

Option description	2018	Weighted ave. exercise price	2017	Weighted ave. exercise price
Unlisted employee options
GTGAD (expiring September 14, 2020)	—	—	250,000	$0.058
GTGAD (expiring November 24, 2020)	19,236,111	$0.020	24,236,111	$0.020
GTGAD (expiring March 31, 2021)	5,000,000	$0.020	7,500,000	$0.020
GTGAD (expiring February 16, 2022)	10,500,000	$0.010	22,750,000	$0.010
	34,736,111	$0.017	54,736,111	$0.016

Unlisted options attached to convertible notes
GTGAC (expiring December 2, 2018)	20,366,667	$0.015	20,366,667	$0.015
Balance at the end of the financial year	55,102,778	$0.016	75,102,778	$0.016
Exercisable at the end of the financial year	48,102,722	$0.017	36,234,722	$0.017

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

Item 10.C       Material Contracts

On August 8, 2018, the Company executed an Equity Placement Facility with Kentgrove Capital Pty Ltd. Under the Facility, Kentgrove Capital may provide the Company with up to A$20 million of equity capital in a series of individual placements of up to $1 million (or a higher amount by mutual agreement) over the next 20 months (refer to Note 29 of the Financial Report for details)

There were no other material contracts entered into during the year preceding the date of this Annual Report which were outside the ordinary course of business

Item 10.D      Exchange Controls and Other Limitations Affecting Security Holders

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

Subject to certain exceptions for short-term and hedged positions, a dividend that a non-corporate holder receives on an ADR will be subject to a maximum federal income tax rate of 20% if the dividend is a “qualified dividend”.  A dividend on an ADR will be a qualified dividend if (i) either (a) the ADRs are readily tradable on an established market in the United States or (b) we are eligible for the benefits of a comprehensive income tax treaty with the United States that the Secretary of the Treasury determines is satisfactory for purposes of these rules and that includes an exchange of information program, and (ii) we were not, in the year prior to the year the dividend was paid, and are not, in the year the dividend is paid, a passive foreign investment company (“PFIC”).  The ADRs are listed on the NASDAQ Capital Market, which should qualify them as readily tradable on an established securities market in the United States.  In any event, the Treaty satisfies the requirements of clause (i) (b), and we are a resident of Australia entitled to the benefits of the Treaty.  However, based on our audited financial statements and relevant market and shareholder data, we believe we were a PFIC for U.S. federal income tax purposes for our taxable years ended June 30, 2017 and June 30, 2018, and expect to be classified as a PFIC in the current taxable year.  Given that the determination of PFIC status involves the application of complex tax rules, and that it is based on the nature of our income and assets from time to time, no assurances can be provided that we will or will not be considered a PFIC for any past or future taxable years.  In addition, as described in the section below entitled “Passive Foreign Investment Company Rules,” if we were a PFIC in a year while a U.S. holder held an ADR, and if the U.S. holder has not made a qualified electing fund election effective for the first year the U.S. holder held the ADR, the ordinary share underlying the ADR remains an interest in a PFIC for all future years or until such an election is made. The IRS takes the position that such rule will apply for purposes of determining whether an ADR is an interest in a PFIC in the year a dividend is paid or in the prior year, even if we do not satisfy the tests to be a PFIC in either of those years.  Even if dividends on the ADRs would otherwise be eligible for qualified dividend treatment, in order to qualify for the reduced qualified dividend tax rates, a non-corporate holder must hold the ordinary share on which a dividend is paid for more than 60 days during the 120-day period beginning 60 days before the ex-dividend date, disregarding for this purpose any period during which the non-corporate holder has an option to sell, is under a contractual obligation to sell or has made (and not closed) a short sale of substantially identical stock or securities, is the grantor of an option to buy substantially identical stock or securities or, pursuant to Treasury regulations, has diminished such holder’s risk of loss by holding one or more other positions with respect to substantially similar or related property.  In addition, to qualify for the reduced qualified dividend tax rates, the non-corporate holder must not be obligated to make related payments with respect to positions in substantially similar or related property.  Payments in lieu of dividends from short sales or other similar transactions will not qualify for the reduced qualified dividend tax rates.

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

Passive Foreign Investment Company Rules

A special set of U.S. federal income tax rules applies to a foreign corporation that is a PFIC for U.S. federal income tax purposes.  As noted above, based on our audited financial statements and relevant market and shareholder data, we believe that we were a PFIC for U.S. federal income tax purposes for our taxable years ended June 30, 2017 and June 30, 2018, and expect to be classified as a PFIC in our current taxable year.  In addition, given that the determination of PFIC status involves the application of complex tax rules, and that it is based on the nature of our income and assets from time to time, no assurances can be provided that we will or will not be considered a PFIC for any past or future taxable years.

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

Item 10.I                     Subsidiary Information

The following is a list of the Company’s subsidiaries as of the date of this Annual Report:

Name of subsidiary	Place of incorporation	Interest held
GeneType Corporation	California, U.S.A.	100%
GeneType Pty. Ltd.	Victoria, Australia	100%
Genetic Technologies Corporation Pty. Ltd.	New South Wales, Australia	100%
Geneventures Pty. Ltd.*	New South Wales, Australia	100%
Phenogen Sciences Inc.	Delaware, U.S.A.	100%

* Previously RareCellect Pty Ltd — name changed on April 6, 2018

Item 11.                          Quantitative and Qualitative Disclosures about Market Risk

Our market risk relates primarily to exposure to changes in foreign currency exchange rates and interest rates.  Refer Note 28 of the attached financial statements for further analysis surrounding market risk.

Interest Rate Risk. As of June 30, 2018 we had $5,487,035 in cash & cash equivalents of which $2,394,754 was subject to interest rate risk. Interest income earned on the cash balances is affected by changes in the levels of market interest rates. We invest excess cash in interest-bearing, investment-grade securities and time deposits in high-quality institutions.  We do not utilize derivative financial instruments, derivative commodity instruments, positions or transactions in any material matter.

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

Our Management has carried out an evaluation, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures as of June 30, 2018.  Based on that evaluation, including the material weakness noted below in Item 15.B, the Chief Executive Officer and the Chief Financial Officer concluded that the Company’s disclosure controls and procedures were ineffective as of June 30, 2018.

Item 15.B                     Management’s annual report on internal control over financial reporting

Our Management is responsible for establishing and maintaining adequate internal control over financial reporting.  The Securities Exchange Act of 1934 defines internal control over financial reporting in Rules 13(a) -15(f) and Rules 15(d) - 15(f) as a process designed by, or under the supervision of, the Company’s Chief Executive Officer and Chief Financial Officer effected by the Company’s Board of Directors, Management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

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

Our Management, under the supervision and with participation of our Chief Executive Officer and Chief Financial Officer, have assessed the effectiveness of the Company’s internal control over financial reporting as of June 30, 2018.  In making this assessment, Management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO, in Internal Control-Integrated Framework (2013).  As a result of that assessment, Management identified the following material weakness as of June 30, 2018.

The Company did not maintain an adequate segregation of duties with respect to internal control over financial reporting, specifically including the following;

•                  We have limited accounting personnel to enable and sufficiently evidence an independent review of complex financial reporting matters.

This control deficiency is pervasive in nature and impacts all significant accounts and critical accounting estimates. This control deficiency did not result in material adjustments to the financial statements, however there is a reasonable possibility that a materials misstatement of the annual financial statements would not have been prevented or detected on a timely basis due to the failure to design and implement appropriate segregation of duty controls.. Accordingly, our management has determined that these control deficiencies constitute a material weakness.

Based upon its assessment, because of the material weakness described above our Management has concluded that, as of June 30, 2018, our internal control over financial reporting is not effective based upon the abovementioned criteria.

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

Item 15.D Changes in Internal Control over Financial Reporting

The  key management personnel of the Company continued  to actively implement changes in improving overall internal control over financial reporting during the year ended June 30, 2018.

Remediation efforts

Segregation of duties.  We are committed to remediating the material weakness over the segregation of duties by implementing changes to our internal control over financial reporting. We have taken certain steps in an effort to correct certain control deficiencies that were identified for the year ended June 30, 2017, including:

•                  Activation of SAP system notifications and reporting for CFO to view any changes to sensitive fields in supplier masterfile,

•                  CFO access to the underlying SAP system to record entries whilst also being responsible for reviewing journal entries has been altered by changing system user profile to read only.

Additional controls were also implemented during the year ended June 30, 2018 to remediate certain control deficiencies identified, and subsequent to the year- end we have implemented further changes, including:

•                  Continuity in the Finance team and ongoing training, which through the introduction of a more controlled month end closing process has provided opportunity for the finance team to take on tasks including preparation of the month end Finance Board reports and the FY2018 Annual Report which can now be reviewed by the CFO

Although these changes are an important step towards improving the segregation of duties, additional time is still required to fully re-assess the design of the controls and implement additional internal controls procedures over financial reporting and test their operating effectiveness.  Other than as described in Remediation efforts section above, there have been no changes in internal control over financial reporting during the year ended June 30, 2018 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16.A                     Audit Committee Financial Expert

The chairman of the Audit Committee since January 31, 2018 has been Mr. Peter Rubinstein. and we believe that Mr. Rubinstein would meet the criteria of a financial expert.

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

While in most respects the Company complies with the Recommendations, it is recognized that the development and implementation of policies and practices is an ongoing process that evolves with the needs of the business and its stakeholders.

ASX Listing Rule 4.10.3 requires an entity that is included in the official list as an ASX Listing to include in its annual report either a corporate governance statement that meets the requirements of that rule or the URL of the page on its website where such a statement is located.

The Company therefore advises that the current corporate governance statement and a summary of its main corporate governance practices may be found via the following link on the Company’s website: http://www.gtgcorporate.com/investor-centre/corporate-governance

We are therefore also required to publish an Appendix 4G Key to Disclosures Corporate Governance Council Principles and Recommendations annually that describes our adherence to the revised Corporate Governance Principles and Recommendations.  This Appendix 4G with respect to the year ended June 30, 2018 was filed with the U.S. Securities and Exchange Commission on August 31, 2018.

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

•                  Diversity Policy;

•                  Shareholder Communications Policy; and

•                  Whistleblower Policy.

Item 16.C                 Principal Accountant Fees and Services

The following table sets forth the fees billed to us by our Independent Registered Public Accounting Firm, PricewaterhouseCoopers, during the financial years ended June 30, 2018 and 2017, respectively:

	Consolidated
	2018	2017
	$	$
Services rendered
PricewaterhouseCoopers in respect of:
Audit fees (1)	288,200	325,972

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

4(A).1	Staff Share Plan 2001 dated November 30, 2001. +

4(B).1	Lease over premises in Fitzroy, Victoria, Australia with an effective date of September 1, 2015+++

4(B) 1.2	Renewal of Lease over premises in Fitzroy, Victoria, Australia with an effective date of September 1, 2018

4(B).2	Amendment to lease over premises in Charlotte, North Carolina, USA with an effective date of November 1, 2016++++

4(B) 2.2	Lease over premises over premises in Charlotte, North Carolina, USA with an effective date of July 23, 2018

12.01	Section 302 Certification

12.02	Section 906 Certification

13.01	Section 1350 Certification

13.02	Section 1350 Certification

23.01	Consent of PricewaterhouseCoopers

101.INS	XBRL Instance Document

101.SCH	XBRL Schema Document

101.CAL	XBRL Calculation Linkbase Document

101.DEF	XBRL Definition Linkbase Document

101.LAB	XBRL Labels Linkbase Document

101.PRE	XBRL Presentation Linkbase Documen

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

GENETIC TECHNOLOGIES LIMITED

Dated: October 31, 2018	By:	/s/ Dr Paul Kasian
Name: Dr Paul Kasian
Title: Chief Executive Officer

2018 Financial Report

GENETIC TECHNOLOGIES LIMITED

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Genetic Technologies Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Genetic Technologies Limited and its subsidiaries (collectively “the Company”) and its subsidiaries as of June 30, 2018 and 2017, and the related consolidated statements of comprehensive income/(loss), consolidated statements of cash flows and consolidated statements of changes in equity for each of the three years in the period ended June 30, 2018, including the related notes (collectively referred to as the “consolidated financial statements”).  In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2018 and 2017, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2018 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company has suffered recurring losses and cash outflows from operations that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits.  We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.  Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks.  Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.  Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.  We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers
Melbourne, Australia
October 31, 2018

We have served as the Company’s auditor since 2009.

F 1

2018 Financial Report

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/ (LOSS)

FOR 2018, 2017 and 2016

	Note	Year ended June 30, 2018	Year ended June 30, 2017	Year ended June 30, 2016
		$	$	$
Revenue from operations
Genetic testing services		189,254	518,506	824,586
Less: cost of sales	4	(300,088)	(492,417)	(743,060)
Gross profit from operations		(110,834)	26,089	81,526
Other revenue	5	—	—	300,548
Selling and marketing expenses		(1,066,404)	(2,721,474)	(3,186,497)
General and administrative expenses		(3,015,818)	(3,109,530)	(3,429,357)
Licensing, patent and legal costs		—	—	(103,581)
Laboratory, research and development costs		(2,210,498)	(2,366,334)	(2,584,752)
Finance costs		(28,843)	(31,995)	(28,889)
Foreign exchange gains reclassified on liquidation of subsidiary	7	527,049	—	—
Impairment of intangible assets expenses		—	(544,694)	—
Non-operating income and expenses	6	441,476	344,112	492,037
Profit/(loss) from operations before income tax		(5,463,872)	(8,403,826)	(8,458,965)
Income tax expense	9	—	—	—
Profit/(loss) for the year		(5,463,872)	(8,403,826)	(8,458,965)
Other comprehensive income/(loss)
Exchange gains/(losses) on translation of controlled foreign operations		(522,966)	(130,655)	1,307,219
Exchange gains/(losses) on translation of non-controlled foreign operations		—	—	—
Other comprehensive income/(loss) for the year, net of tax		(522,966)	(130,655)	1,307,219
Total comprehensive profit/(loss) for the year		(5,986,838)	(8,534,481)	(7,151,746)
Profit/(loss) for the year is attributable to:
Owners of Genetic Technologies Limited		(5,463,872)	(8,403,826)	(8,458,965)
Non-controlling interests		—	—	—
Total profit/(loss) for the year		(5,463,872)	(8,403,826)	(8,458,965)
Total comprehensive profit/(loss) for the year is attributable to:
Owners of Genetic Technologies Limited		(5,986,838)	(8,534,481)	(7,151,746)
Non-controlling interests		—	—	—
Total comprehensive profit/(loss) for the year		(5,986,838)	(8,534,481)	(7,151,746)

Earnings/(loss) per share (cents per share)
Basic and diluted net profit/(loss) per ordinary share	10	(0.22)	(0.40)	(0.49)
Weighted-average shares outstanding	10	2,435,282,724	2,121,638,888	1,715,214,158

F 2

CONSOLIDATED BALANCE SHEETS

As at June 30, 2018

		Consolidated
		2018	2017
	Notes	$	$
ASSETS
Current assets
Cash and cash equivalents	11	5,487,035	10,988,255
Trade and other receivables	12	301,383	426,272
Prepayments and other assets	13	202,279	217,122

Total current assets		5,990,697	11,631,649

Non-current assets
Property, plant and equipment	14	175,284	476,648
Total non-current assets		175,284	476,648
Total assets		6,165,981	12,108,297

LIABILITIES
Current liabilities
Trade and other payables	16	945,130	898,103
Provisions	17	505,583	567,190
Total current liabilities		1,450,713	1,465,293
Non-current liabilities
Provisions	17	3,390	63,960
Total non-current liabilities		3,390	63,960
Total liabilities		1,454,103	1,529,253
Net assets		4,711,878	10,579,044

EQUITY
Contributed equity	18	122,372,662	122,382,625
Reserves	19	5,651,162	6,044,493
Accumulated losses	20	(123,311,946)	(117,848,074)
Total equity		4,711,878	10,579,044

The above consolidated balance sheet should be read in conjunction with the accompanying notes.

F 3

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the year ended June 30, 2018

		Consolidated
		2018	2017	2016
	Notes	$	$	$
Cash flows from / (used in) operating activities
Receipts from customers		758,452	964,520	1,482,970
Payments to suppliers and employees		(6,394,985)	(7,816,924)	(9,276,907)
Interest received		15,218	38,765	67,099
Net cash flows from / (used in) operating activities	11	(5,621,315)	(6,813,639)	(7,726,838)

Cash flows (used in)/ from investing activities
Proceeds from the sale of plant and equipment		—	52,650	7,131
Purchases of plant and equipment		(2,385)	(234,799)	(303,462)
Net cash flows (used in)/ from investing activities		(2,385)	(182,149)	(296,331)
Cash flows (used in)/ from financing activities
Proceeds from the issue of shares		—	8,049,369	—
Equity transaction costs		(9,963)	(1,234,430)	(1,654)
Facility fee rebate		—	295,110	—
Net cash flows (used in)/ from financing activities		(9,963)	7,110,049	(1,654)

Net (decrease)/ increase in cash and cash equivalents		(5,633,663)	114,261	(8,024,823)
Cash and cash equivalents at beginning of year		10,988,255	11,179,687	18,341,357
Net foreign exchange difference		132,443	(305,693)	863,153
Cash and cash equivalents at end of year	11	5,487,035	10,988,255	11,179,687

The above consolidated statement of cash flows should be read in conjunction with the accompanying notes.

F 4

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the year ended June 30, 2018

	Attributable to Members of Genetic Technologies Limited
	Contributed equity	Reserves	Accumulated losses	Parent interests	Non- controlling interests	Total equity
Consolidated	$	$	$	$	$	$
Balance at June 30, 2015	115,247,128	4,697,403	(100,985,283)	18,959,248	—	18,959,248
Loss for the year	—	—	(8,458,965)	(8,458,965)	—	(8,458,965)
Other comprehensive profit	—	1,307,219	—	1,307,219	—	1,307,219

Total comprehensive loss	—	1,307,219	(8,458,965)	(7,151,746)	—	(7,151,746)

Transactions with owners in their capacity as owners
Value of shares issued on conversion of convertible notes	25,448	—	—	25,448	—	25,448
Share-based payments	—	50,239	—	50,239	—	50,239
	25,448	50,239	—	75,687	—	75,687

Balance at June 30, 2016	115,272,576	6,054,861	(109,444,248)	11,883,189	—	11,883,189
Loss for the year	—	—	(8,403,826)	(8,403,826)	—	(8,403,826)
Other comprehensive loss	—	(130,655)	—	(130,655)	—	(130,655)
Total comprehensive loss	—	(130,655)	(8,403,826)	(8,534,481)	—	(8,534,481)

Transactions with owners in their capacity as owners
Contributions of equity (net of transaction costs)	6,814,939	—	—	6,814,939	—	6,814,939
Share-based payments	—	120,287	—	120,287	—	120,287
Share facility fee rebate	295,110	—	—	295,110	—	295,110
	7,110,049	120,287	—	7,230,336	—	7,230,336

Balance at June 30, 2017	122,382,625	6,044,493	(117,848,074)	10,579,044	—	10,579,044
Loss for the year	—	—	(5,463,872)	(5,463,872)	—	(5,463,872)
Other comprehensive loss	—	(522,966)	—	(522,966)	—	(522,966)
Total comprehensive loss	—	(522,966)	(5,463,872)	(5,986,838)	—	(5,986,838)

Transactions with owners in their capacity as owners
Contributions of equity (net of transaction costs)	(9,963)	—	—	(9,963)	—	(9,963)
Share-based payments	—	129,635	—	129,635	—	129,635
Share facility fee rebate	—	—	—	—	—	—
	(9.963)	129,635	—	119,672	—	119,672
Balance at June 30, 2018	122,372,662	5,651,162	(123,311,946)	4,711,878	—	4,711,878

The above consolidated statements of changes in equity should be read in conjunction with the accompanying notes.

F 5

NOTES TO THE FINANCIAL STATEMENTS

For the year ended June 30, 2018

1.                  CORPORATE INFORMATION

The Financial Report of Genetic Technologies Limited (the “Company”) for the year ended June 30, 2018 was authorized for issue in accordance with a resolution of the Directors dated October 31, 2018.  Genetic Technologies Limited is incorporated in Australia and is a company limited by shares.  The Directors have the power to amend and reissue the financial statements.

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

Going concern

For the year ending June 30, 2018, the Group incurred a total comprehensive loss of $5,986,838 (2017: $8,534,481) and net cash outflow from operations of $5,621,315 (2017: $6,813,639). As at June 30, 2018 the Group held total cash and cash equivalents of $5,487,035.

During the 2019 financial year, the Directors expect increased cash outflows from operations as the Company continues to invest resources in expanding the research & development, sales & marketing, and blockchain activities in support of the distribution of BREVAGenplus® and its pipeline of risk assessment products. As a result of these expected cash outflows, the Directors intend to raise new equity funding within the next twelve months in order to ensure the Company continues to hold adequate levels of available cash resources to meet creditors and other commitments. The Company has subsequent to June 30, 2018 executed an equity placement facility with Kentgrove Capital Pty Ltd whereby it has an opportunity to raise equity funding of up to $20 million in a series of individual placements of up to $1 million (or a higher amount by mutual agreement) over a period of 20 months, expiring April 7, 2020. The Company has in place an open Placement Prospectus, and although it does not currently have binding commitments from any party to subscribe for Placement Shares, the Placement Offer within the Prospectus provides the Company with greater flexibility should the opportunity arise to offer and issue any of the Placement Shares while this Prospectus remains open.  Since June 30, 2018, the Company has issued 100,000,000 shares under this facility, resulting in cash inflows from financing of $1,350,000. In addition to this facility the Directors will also consider other sources of equity funding through traditional offerings in either Australia or the United States.

The continuing viability of the Company and its ability to continue as a going concern and meet its debts and commitments as they fall due is dependent on the satisfactory completion of planned equity raisings, which are not guaranteed.

F 6

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(a)              Basis of preparation (cont.)

Going Concern (cont.)

Due to the uncertainty surrounding the timing, quantum or the ability to raise additional equity, there is a material uncertainty that may cast significant doubt on the Group’s ability to continue as a going concern and therefore, that it may be unable to realise its assets and discharge its liabilities in the normal course of business.  However, the Directors believe that the Group will be successful in the above matters and accordingly, have prepared the financial report on a going concern basis. As such no adjustments have been made to the financial statements relating to the recoverability and classification of the asset carrying amounts or classification of liabilities that might be necessary should the Group not be able to continue as a going concern.

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

(b)             New accounting standards and interpretations

(i)                                    Standards and Interpretations affecting amounts reported in the current period (and/or prior period)

The group has not applied any new standards or amendments for the first time for their annual reporting period commencing July 1, 2017.

(ii)                                Standards and Interpretations in issue but not yet adopted

In respect of the year ended June 30, 2018, the Group has assessed all new Australian accounting standards, and the IFRS equivalent, mandatory for adoption during the current year, noting no new standards which would have a material effect on the disclosure in these financial statements.  There has been no effect on the profit and loss or the financial position of the Group.  Certain new accounting standards and interpretations have been published that are not mandatory for June 30, 2018 reporting periods.

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

The group has the following financial assets as at the balance date:

Cash and cash equivalents

Cash and cash equivalents in the balance sheet comprise cash at bank and in hand and short-term deposits with an original maturity of 3 months or less. For the purposes of the cash flow statement, cash and cash equivalents consist of cash and cash equivalents as defined above. Cash at bank earns interest at floating rates based on daily bank deposit rates.

		January 1, 2018	June 30, 2019

F 7

Short-term deposits are made for varying periods, depending on the immediate cash requirements of the Group, and earn interest at the respective short-term deposit rates. Given the nature of cash, the expected loss model will not be material.

Trade and other receivables

Trade receivables, which are non-interest bearing and generally have terms of between 30 to 90 days, are recognized and carried at original invoice amount less an allowance for any uncollectible amounts. An allowance for doubtful debts is made when there is objective evidence that a receivable is impaired. Such evidence includes an assessment of the debtor’s ability and willingness to pay the amount due. The amount of the allowance/impairment loss is measured as the difference between the carrying amount of the trade receivables and the estimated future cash flows expected to be received from the relevant debtors. The Group expects to continue to hold these assets in cash and cash equivalents and thus does not expect to be impacted by the classification and measurement provisions of IFRS 9.

The only financial liabilities the group has at the balance date relate to trade and other payables. Trade payables and other payables are carried at amortized cost and represent liabilities for goods and services provided to the Group prior to the end of the financial year that are unpaid and arise when the Group becomes obliged to make future payments in respect of the purchase of these goods and services. Trade payables and other payables generally have terms of between 30 and 60 days. Given the nature of these liabilities, the group does not expect to adopt the fair value option under IFRS9. The Group does not hold any derivative instruments and thus the related impacts of IFRS 9 will not be applicable. The Group has decided not to early adopt IFRS 9.

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

Guidance is provided on topics such as the point in which revenue is recognized, accounting for variable consideration, costs of fulfilling and obtaining a contract and various related matters. IFRS 15 must be applied for financial years commencing on or after January 1, 2018. The Group has not adopted AASB 15 before the mandatory date. The Group intends to adopt the standard using the modified retrospective approach which means that the cumulative impact of the adoption will be recognized in retained earnings as of July 1, 2018, and comparative disclosures will not be restated.

The adoption of this standard will apply to the recognition of the sales related to the BREVAGENplus product as the Group’s current sole

	January 1, 2018	June 30, 2019

F 8

revenue stream. Revenue generated from this product is not currently material and thus we do not expect there to be any material impact upon adoption.

IFRS 16 Leases

IFRS 16 will primarily affect the accounting by lessees and will result in the recognition of almost all leases on the balance sheet. The standard removes the current distinction between operating & financing leases and requires recognition of an asset (the right to use the leased item) and financial liability to pay rentals for almost all of the lease contracts. The accounting by lessors, however, will not significantly change

The Group is in the process of assessing the potential future impact on the balance sheet of the recently executed lease agreements for premises in Fitzroy and Charlotte, which are considered material.

The new standard will result in extended disclosures in the financial statements. The Group has decided not to early adopt IFRS 16

		January 1, 2019	June 30, 2020

There are no other standards that are not yet effective and that are expected to have a material impact on the entity in the current or future reporting periods and on foreseeable future transactions.

(c)              Principles of consolidation

Subsidiaries

The consolidated financial statements incorporate the assets and liabilities of all subsidiaries of Genetic Technologies Limited (the “Company” or “Parent Entity”) as at June 30, 2018 and the results of all subsidiaries for the year then ended.  Genetic Technologies Limited and its subsidiaries together are referred to in this Financial Report as the “Group” or the “Consolidated Entity”.

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

F 9

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(f)               Foreign currency translation (cont.)

Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate ruling at the date of the initial transaction.  Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates ruling at the date when the fair value was determined.  The functional currencies of the Company’s two overseas subsidiaries are as follows:

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

Government Grants

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

Other

Other Grants from the government are recognized at their fair value where there is a reasonable assurance that the       grant will be received and the company will comply with all attached conditions.

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

F 10

2.                  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(i)                Share-based payment transactions (cont.)

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

F 11

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

F 12

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

F 13

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

F 14

Consolidated
2018	2017	2016
$	$	$

4.                  COST OF SALES

Inventories used	93,869	172,070	159,256
Direct labour costs	88,690	152,767	199,114
Depreciation expense	65,853	71,139	60,249
Inventories written off (1)	51,676	96,441	324,441
Total cost of sales	300,088	492,417	743,060

(1) Inventories written off include $24,506 (2017: $53,856 and 2016: $218,178) of items that expired during the year.

5.                   OTHER REVENUE

License fees received (2)	—	—	252,707
Royalties and annuities received (3)	—	—	47,841
Total other revenue	—	—	300,548

(2) License fees received in 2016 included $149,837 of licensing income from Applera Corporation. This agreement ended in December 2015.

(3) Derived under the Group’s non-coding assertion programme that was discontinued during 2015

6.                   NON OPERATING INCOME AND EXPENDITURE

Net profit on disposal of plant and equipment	—	52,188	7,132
Research and development tax incentive	299,351	253,159	359,803
Export Marketing & Development Grant	126,907	—	—
Interest income	15,218	38,765	67,100
Rental income	—	—	58,002
Total non operating income and expenditure	441,476	344,112	492,037

7.                   FOREIGN EXCHANGE GAIN RECLASSIFIED ON LIQUIDATION OF SUBSIDIARY

Reclassification of net foreign exchange gains previously recognised in other comprehensive income, reclassified to profit or loss	527,049
Total gain on liquidation of subsidiary	527,049

Total gain is attributable to the liquidation of GeneType AG, a dormant subsidiary, that was completed on December 13, 2017

Consolidated
2018	2017	2016
$	$	$

8.                   EXPENSES

Amortization of intangible assets	—	63,783	127,564
Depreciation of fixed assets	303,749	307,828	262,510
Net foreign currency losses	—	175,871	427,574
Employee benefits expenses	2,657,232	3,594,936	3,774,770
Operating lease expenses	326,192	310,413	312,586
Research and development expenses	459,026	418,598	395,539

F 15

Consolidated
2018	2017	2016
$	$	$

9.                  INCOME TAX

Reconciliation of income tax expense to prima facie tax payable

Loss before income tax expense	(5,463,872)	(8,403,826)	(8,458,965)
Tax at the Australian tax rate of 27.50% (2017: 27.50% and 2016: 28.50%)	(1,502,565)	(2,311,052)	(2,410,805)
Tax effect amounts which are not deductible / (taxable) in calculating taxable income
Net impairment losses and other write-downs	—	—	—
Share-based payments expense	35,650	33,079	14,318
Fair value (gains)/ loss on financial liabilities at fair value through profit or loss	—	—	—
Research and development tax incentive	148,346	108,163	116,800
Disposal of Heritage business	—	—	—
Tax effect of inter-company transactions	—	—	—
Withholding tax expense	—	—	849
Other non-deductible items	1,509	1,257	1,450
Other assessable items	—	81,155	—
	(1,317,060)	(2,087,398)	(2,277,388)

Difference in overseas tax rates	67,557	(96,775)	(225,070)
Under /(over) provision	(268,092)	(75,054)	10,583
Research and development tax credit	(82,322)	(69,619)	(102,544)
Tax losses not recognized	1,599,917	2,328,846	2,594,419

Income tax expense	—	—	—

Net deferred tax assets
Deferred tax assets not recognized
ImmunAid option fee	—	—	—
Property, plant & equipment	1,381	2,802	3,517
Capital raising costs	347,370	320,417	531,646
Applera settlement	—	—	—
Intangible assets	1,949,601	2,003,505	1,978,065
Provisions	201,492	333,103	209,643
Other	—	—	—
Total deferred tax assets	2,499,844	2,659,827	2,722,871
Deferred tax liabilities not recognized
Prepayments	—	—	—
Total deferred tax liabilities	—	—	—
Net deferred tax assets on temporary differences not brought to account	(2,499,844)	(2,659,827)	(2,722,871)
Total net deferred tax assets	—	—	—

F 16

Consolidated
2018	2017	2016
$	$	$

9.                  INCOME TAX (cont.)

Tax losses
Unused tax losses for which no deferred tax asset has been recognized	87,970,140	80,706,629	74,107,688
Potential tax benefit @ 27.50% (2016: 28.50%)	22,596,182	22,194,323	21,120,691

Subject to the Group continuing to meet the relevant statutory tests, the tax losses are available for offset against future taxable income.

At June 30, 2018, the group had a potential tax benefit related to tax losses carried forward of $22,596,182. Such amount includes net losses of $5,155,038 related to subsidiaries in the United States (U.S.). The Tax Cuts and Jobs Act (TCJA) enacted by Congress in the U.S on December 22, 2017 cut the top corporate income tax rate from 35% to 21%. For tax years beginning after December 31, 2017, the graduated corporate tax rate structure is eliminated and corporate taxable income will be taxed at 21-percent flat rate. Additionally, the previous 20-year limitation on carry forward net operating losses (NOL’s) has been removed, allowing the NOL’s to be carried forward indefinitely. The remaining tax losses carried forward of $ 17,441,144 are indefinite and are attributable to the Group’s operations in Australia. As such the total unused tax losses available to the Group, equal $22,596,182.

As at balance date, there are unrecognized tax losses with a benefit of approximately $22,596,182 (2017: $22,194,323 and 2016: $21,120,691) that have not been recognized as a deferred tax asset to the Group.  These unrecognized deferred tax assets will only be obtained if:

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

As at June 30, 2018, there are no unrecognised temporary differences associated with the Group’s investments in subsidiaries, as the Group has no liability for additional taxation should unremitted earnings be remitted (2017: $nil).

10.           LOSS PER SHARE

The following reflects the income and share data used in the calculations of basic and diluted loss per share:

Loss for the year attributable to the owners of Genetic Technologies Limited	(5,463,872)	(8,403,826)	(8,458,965)
Weighted average number of ordinary shares used in calculating loss per share	2,435,282,724	2,121,638,888	1,715,214,158

Note:        None of the 55,102,778 (2017: 75,102,778 and 2016: 53,852,778) options over the Company’s ordinary shares that were outstanding as at the reporting date are considered to be dilutive for the purposes of calculating diluted earnings per share.

F 17

Consolidated
2018	2017	2016
$	$	$

11.           CASH AND CASH EQUIVALENTS

Reconciliation of cash and cash equivalents
Cash at bank and on hand	5,487,035	10,988,255	11,179,687
Total cash and cash equivalents	5,487,035	10,988,255	11,179,687

Reconciliation of loss for the year
Reconciliation of loss for the year after income tax to net cash flows used in operating activities is as follows:
Loss for the year after income tax	(5,463,872)	(8,403,826)	(8,458,965)
Adjust for non-cash items
Amortization and depreciation expenses	303,749	371,611	390,074
Impairment of intangible assets	—	544,694	—
Share-based payments expense	129,635	120,287	50,239
Non-cash rental income	—	—	(58,002)
Net (profit) / loss on disposal of plant and equipment	—	(52,188)	(7,132)
Net (gains) / losses on liquidation of subsidiary	(527,049)	—	—
Net foreign exchange (gains) / losses	(128,360)	175,038	412,579
Adjust for changes in assets and liabilities
(Increase) / decrease in trade and other receivables	124,889	204,501	84,178
(Increase) / decrease in prepayments and other assets	14,843	103,488	189,178
Increase / (decrease) in trade and other payables	47,027	60,120	(342,273)
Increase / (decrease) in provisions	(122,177)	62,636	13,286
Net cash flows from / (used in) operating activities	(5,621,315)	(6,813,639)	(7,726,838)
Financing facilities available
As at June 30, 2018, the following financing facilities had been negotiated and were available:
Total facilities
Credit cards	183,770	306,128	311,269

Facilities used as at reporting date
Credit cards	(12,031)	(12,428)	(32,051)

Facilities unused as at reporting date
Credit cards	171,739	293,700	279,218

F 18

Consolidated
2018	2017
$	$

12.           TRADE AND OTHER RECEIVABLES (CURRENT)

Trade receivables	10,503	200,837
Less: provision for doubtful debts	—	—
Net trade receivables	10,503	200,837
Other receivables	290,880	225,435
Total net current trade and other receivables	301,383	426,272

Note: Trade and other receivables for the Group include amounts due in US dollars of USD 7,114 (2017: USD 153,829).

Refer Note 28 for details of aging, interest rate and credit risks applicable to trade and other receivables for which, due to their short-term nature, their carrying value approximates their fair value.

13.           PREPAYMENTS AND OTHER ASSETS (CURRENT)

Prepayments	139,767	136,923
Inventories at the lower of cost and net realizable value	59,007	76,822
Performance bond and deposits	3,505	3,377
Total current prepayments and other assets	202,279	217,122

F 19

Consolidated
2018	2017
$	$

14.       PROPERTY, PLANT AND EQUIPMENT

Laboratory equipment, at cost	1,451,389	1,451,389
Less: accumulated depreciation	(1,355,397)	(1,209,553)

Net laboratory equipment	95,992	241,836

Computer equipment, at cost	609,550	607,165
Less: accumulated depreciation	(563,208)	(523,278)

Net computer equipment	46,342	83,887

Office equipment, at cost	167,564	167,564
Less: accumulated depreciation	(166,807)	(165,805)

Net office equipment	757	1,759

Equipment under hire purchase, at cost	594,626	594,626
Less: accumulated depreciation	(594,626)	(594,626)

Net equipment under hire purchase	—	—

Leasehold improvements, at cost	462,797	462,797
Less: accumulated depreciation	(430,604)	(313,631)

Net leasehold improvements	32,193	149,166

Total net property, plant and equipment	175,284	476,648

Reconciliation of property, plant and equipment
Opening gross carrying amount	3,283,541	3,049,462
Add: additions purchased during the year	2,385	234,799
Less: disposals made during the year	—	(720)

Closing gross carrying amount	3,285,926	3,283,541

Opening accumulated depreciation and impairment losses	(2,806,893)	(2,499,323)
Add: disposals made during the year	—	258
Less: depreciation expense charged	(303,749)	(307,828)

Closing accumulated depreciation and impairment losses	(3,110,642)	(2,806,893)
Total net property, plant and equipment	175,284	476,648

Reconciliation of movements in property, plant and equipment by asset category

	Opening				Closing
	net carrying	Additions	Disposals	Depreciation	net carrying
	amount	during year	during year	expense	amount
Asset category	$	$	$	$	$
Laboratory equipment	241,836	—	—	(145,844)	95,992
Computer equipment	83,887	2,385	—	(39,930)	46,342
Office equipment	1,759	—	—	(1,002)	757
Leasehold improvements	149,166	—	—	(116,973)	32,193
Totals	476,648	2,385	—	(303,749)	175,284

F 20

Consolidated
2018	2017
$	$

15.       INTANGIBLE ASSETS

Patents
Patents, at cost	—	36,662,592
Less: accumulated amortization	—	(32,950,533)
Less: impairment losses	—	(3,712,059)
Total net patents	—	—
Other intangible assets
Assets associated with BREVAGenTM breast cancer risk test, at cost	—	1,033,273
Less: accumulated amortization	—	(568,300)
Less: impairment losses	—	(464,973)
Total net other intangible assets	—	—
Total net intangible assets	—	—
Reconciliation of patents
Opening net carrying amount	—	91,840
Less: amortization expense charged (refer below)	—	(12,119)
Less: impairment expense	—	(79,721)
Total net patents	—	—
Reconciliation of other intangible assets
Opening net carrying amount	—	516,637
Less: amortization expense charged (refer below)	—	(51,664)
Less: impairment expense	—
Total net other intangible assets	—	(464,973)

Impairment

Slow growth rates in the market adoption of the BREVAGenplus® breast cancer risk assessment test contributing to net losses represented an impairment triggering event. The Group performed an impairment assessment, which resulted in a non-cash impairment of the Patents and other Intangible assets associated with the BREVAGenTM test of $544,694 being recorded at December 31, 2016. There have been no indications of a change in the estimates used to determine the assets recoverable amount since the last impairment loss was recognized and as such there is no reversal in the current year ended June 30, 2018.

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

F 21

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

Disclosure of expenses

The total amortization expense charged during the year ended June 30, 2017 (2018: Nil) in respect of intangible assets of $63,783 is disclosed in the consolidated statement of comprehensive income under the heading of laboratory and research and development costs.

Consolidated
2018	2017
$	$

16.       TRADE AND OTHER PAYABLES (CURRENT)

Trade payables	535,923	398,291
Other payables	222,503	195,584
Accrued expenses	186,704	304,228
Total current trade and other payables	945,130	898,103

Note: Trade payables for the Group include amounts due in US dollars of USD 116,063 (2017: USD 137,154) and Swiss francs of CHF 0 (2017: CHF 380).

Refer Note 28 for details of management of interest rate, foreign exchange and liquidity risks applicable to trade and other payables for which, due to their short-term nature, their carrying value approximates their fair value.

17.       PROVISIONS (CURRENT AND NON-CURRENT)

Current provisions
Annual leave	145,449	239,821
Long service leave	268,544	243,411
Make good *	91,590	83,958
Total current provisions	505,583	567,190
Non-current provisions
Long service leave	3,390	56,328
Make good *	—	7,632
Total non-current provisions	3,390	63,960
Total provisions	508,973	631,150

* Make good provision

Genetic Technologies Limited is required to restore the leased premises situated in Fitzroy, Melbourne to their original condition at the end of the lease terms. A provision has been recognized for the present value of the estimated expenditure required to remove any leasehold improvements. These costs have been capitalized as part of the cost of leasehold improvements and are amortized over the shorter of the term of the lease or the useful life of the assets. See Note 2 (u) for the Group’s other accounting policies relevant to provisions.

F 22

Consolidated
2018	2017
$	$

17.       PROVISIONS (CURRENT AND NON-CURRENT) (cont.)

Reconciliation of annual leave provision
Balance at the beginning of the financial year	239,821	223,100
Add: obligation accrued during the year	155,967	183,613
Less: utilized during the year	(250,289)	(166,892)
Balance at the end of the financial year	145,499	239,821
Reconciliation of long service leave provision
Balance at the beginning of the financial year	299,739	253,824
(Less)/ Add: obligation accrued during the year	(27,806)	58,699
Less: utilized during the year	—	(12,784)
Balance at the end of the financial year	271,933	299,739

Note: The current provisions for annual leave and long service leave include a total amount of $325,421 (2017: $428,891) in respect of obligations which, based on historical evidence, the Company estimates will be settled more than 12 months from balance date.

F 23

Consolidated
2018	2017
$	$

18.       CONTRIBUTED EQUITY

Issued and paid-up capital
Fully paid ordinary shares	122,372,662	122,382,625
Total contributed equity	122,372,662	122,382,625

Movements in shares on issue

Year ended June 30, 2017	Shares	$
Balance at the beginning of the financial year	1,715,282,724	115,272,576
Add: shares issued as part of private placements	720,000,000	8,049,369
Add: facility fee rebate on previously issued shares*	—	295,110
Less: transaction costs arising on share issue	—	(1,234,430)
Balance at the end of the financial year	2,435,282,724	122,382,625

Year ended June 30, 2018	Shares	$
Balance at the beginning of the financial year	2,435,282,724	122,382,625
Less: transaction costs arising on share issue	—	(9,963)
Balance at the end of the financial year	2,435,282,724	122,372,662

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

F 24

Consolidated
2018	2017
$	$

19.       RESERVES

Foreign currency translation	765,930	1,288,896
Share-based payments	4,885,232	4,755,597
Total reserves	5,651,162	6,044,493

Reconciliation of foreign currency translation reserve

Balance at the beginning of the financial year	1,288,896	1,419,551
Add: net currency translation gain / (loss)	(522,966)	(130,655)
Balance at the end of the financial year	765,930	1,288,896

Reconciliation of share-based payments reserve

Balance at the beginning of the financial year	4,755,597	4,635,310
Add: share-based payments expense	129,635	120,287
Balance at the end of the financial year	4,885,232	4,755,597

Nature and purpose of reserves

Foreign currency translation reserve

This reserve is used to record exchange differences arising from the translation of the financial statements of foreign subsidiaries.

Share-based payments reserve

This reserve is used to record the value of share-based payments provided to employees and others providing similar services as part of their remuneration.

20.       ACCUMULATED LOSSES

Balance at the beginning of the financial year	(117,848,074)	(109,444,248)
Add: net loss attributable to owners of Genetic Technologies Limited	(5,463,872)	(8,403,826)
Balance at the end of the financial year	(123,311,946)	(117,848,074)

21.       OPTIONS

As at June 30, 2018, the following options over ordinary shares in the Company were outstanding.

	2018	Weighted ave. exercise price	2017	Weighted ave. exercise price
Unlisted employee options (refer below)	34,736,111	$0.017	54,736,111	$0.016
Unlisted options attached to convertible notes	20,366,667	$0.015	20,366,667	$0.015
	55,102,778	$0.016	75,102,778	$0.016

On November 30, 2001, the Directors of the Company established a Staff Share Plan.  On November 19, 2008, the shareholders of the Company approved the introduction of a new Employee Option Plan.  Under the terms of the respective Plans, the Directors of the Company may grant options over ordinary shares in Genetic Technologies Limited to executives, consultants and employees of the Group.  The options, which are granted at nil cost, are not transferable and are not quoted on the ASX.  As at June 30, 2018, there were 3 executives and 1 employees who held options that had been granted under the Plans.  Options granted under the Plans carry no rights to dividends and no voting rights.

F 25

21.       OPTIONS (cont.)

The movements in the number of options granted under the Plans are as follows:

	2018	Weighted ave. exercise price	2017	Weighted ave. exercise price
Unlisted employee options
Balance at the beginning of the financial year	54,736,111	$0.016	33,486,111	$0.022
Add: options granted during the year	—	—	22,750,000	$0.010
Less: options exercised during the year	—	—	—	—
Less: options forfeited during the year	(20,000,000)	$0.014	(1,500,000)	$0.049
Balance at the end of the financial year	34,736,111	$0.017	54,736,111	$0.016

There were no options exercised under the Employee Option Plan during the year ended June 30, 2018 (2017: Nil).

The numbers of options outstanding as at June 30, 2018 by ASX code, including the respective dates of expiry and exercise prices, are tabled below (refer Note 23 for further information).  The options tabled below are not listed on ASX.

Option description	2018	Weighted ave. exercise price	2017	Weighted ave. exercise price
Unlisted employee options
GTGAD (expiring September 14, 2020)	—	—	250,000	$0.058
GTGAD (expiring November 24, 2020)	19,236,111	$0.020	24,236,111	$0.020
GTGAD (expiring March 31, 2021)	5,000,000	$0.020	7,500,000	$0.020
GTGAD (expiring February 16, 2022)	10,500,000	$0.010	22,750,000	$0.010
	34,736,111	$0.017	54,736,111	$0.016

Unlisted options attached to convertible notes
GTGAC (expiring December 2, 2018)	20,366,667	$0.015	20,366,667	$0.015
Balance at the end of the financial year	55,102,778	$0.016	75,102,778	$0.016
Exercisable at the end of the financial year	48,102,778	$0.017	36,234,722	$0.017

The weighted average remaining contractual life of options outstanding as at June 30, 2018 was 1.94 years (2017: 3.28 years).

F 26

22.       SEGMENT INFORMATION

Identification of reportable segments

The Group has identified a sole operating segment as reported that is consistent with the internal reporting provided to the chief operating decision maker and is aligned to the one major revenue stream.

The Groups operating segment is summarized as follows:

Business segments

		Revenues and income
Segment		Sales	Other	Totals	Profit / (loss)
		$	$	$	$
Operations	2018	189,254	441,476	630,730	(5,463,872)
	2017	518,506	344,112	862,618	(8,403,826)
	2016	824,586	792,585	1,617,171	(8,458,965)

				Amortization	Purchases of
Segment		Assets	Liabilities	/depreciation	equipment
		$	$	$	$
Operations	2018	6,165,981	(1,454,103)	(303,749)	2,385
	2017	12,108,297	(1,529,253)	(371,611)	234,799
	2016	13,289,686	(1,406,497)	(390,074)	395,054

Geographic information

Australia — is the home country of the parent entity and the location of the Company’s genetic testing and licensing operations.

USA — is the home of Phenogen Sciences Inc. and GeneType Corporation.

Switzerland — is the home of GeneType AG (Liquidated December 2017).

Geographic information

		Revenues and income
		Sales	Other	Totals	Profit/(Loss)
		$	$	$	$
Australia	2018	—	441,476	441,476	(3,504,098)
	2017	18,215	344,112	362,327	(7,000,994)
	2016	220	792,585	792,805	(4,241,451)
USA	2018	189,254	—	189,254	(1,959,774)
	2017	500,291	—	500,291	(1,371,001)
	2016	824,366	—	824,366	(4,197,368)
Other	2018	—	—	—	—
	2017	—	—	—	(31,831)
	2016	—	—	—	(20,146)
Totals	2018	189,254	441,476	630,730	(5,463,872)
	2017	518,506	344,112	862,618	(8,403,826)
	2016	824,586	792,585	1,617,171	(8,458,965)

F 27

22.       SEGMENT INFORMATION (cont.)

				Amortization	Purchases of
		Assets	Liabilities	/depreciation	Equipment
		$	$	$	$
Australia	2018	6,004,286	(1,353,718)	(295,150)	2,385
	2017	11,473,094	(1,291,529)	(362,677)	223,096
	2016	12,553,539	(1,199,257)	(379,944)	382,893
USA	2018	161,695	(100,385)	(8,599)	—
	2017	632,419	(233,301)	(8,934)	11,703
	2016	733,168	(202,200)	(10,130)	12,161
Other	2018	—	—	—	—
	2017	2,784	(4,423)	—	—
	2016	2,979	(5,040)	—	—
Totals	2018	6,165,981	(1,454,103)	(303,749)	2,385
	2017	12,108,297	(1,529,253)	(371,611)	234,799
	2016	13,289,686	(1,406,497)	(390,074)	395,054

Additional segment disclosures

Other revenues and income includes interest received of $15,218 (2017: $38,765 and 2016: $67,099).

Expenses includes employee benefits expenses of $2,657,232 (2017: $3,594,936 and 2016: $3,774,770).

Assets - includes cash of $5,487,035 (2017: $10,988,255 and 2016: $11,179,687).

Liabilities includes trade and other payables of $945,130 (2017: $898,103 and 2016: $837,983) and provisions of $508,973 (2017: $631,150 and 2016: $568,514).

Included in the above figures are the following intersegment balances and transactions:

	Consolidated
	2018	2017	2016
	$	$	$
Loan payable (USA) and loan receivable (Australia)	66,503	348,835	512,816
Foreign exchange gain (USA) and foreign exchange loss (Australia)	981,141	776,295	1,750,759
Cost of sales (USA) and sales (Australia)	38,352	74,762	91,896

Segment products and locations

The principal geographic segment is Australia, with the Company’s headquarters being located in Melbourne in the State of Victoria however the key sales activities take place in the USA.

Major customers

During the years ended June 30, 2018 & June 30, 2017 there was no customer from whom the Group generated revenues representing more than 10% of the total consolidated revenue from operations or outstanding receivables.

F 28

23.       SHARE BASED PAYMENTS

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

During the year no options over ordinary shares were granted pursuant the Employee Option Plan The following information relates to ordinary shares granted pursuant to the Employee Option Plan at no cost for year ended June 30, 2017;

i.                  1,250,000 options to a number of employees of the Company’s US Subsidiary, Phenogen Sciences Inc. The options vest based on non-market performance conditions (requirement to remain employed by the Company) in three tranches commencing on the date of the 2017 Annual General Meeting (AGM) of the Company and then at each of the 12 and 24 month anniversaries thereafter. The fair value of each option granted is estimated by an external valuer using a Black-Scholes option-pricing model, with assumptions as follows

2017
Grant Date	Feb 17, 2017
Options issued	1,250,000
Dividend yield	—
Historic volatility and expected volatility	60%
Option exercise price	$0.010
Weighted average exercise price	$0.010
Risk-free interest rate	2.19%
Expected life of an option	4.5 years
Model used	Black-Scholes

As at June 30, 2018, there was 1 employee (2017: 4) who held options that had been granted under the Plan.

The expected price volatility is based on the historic volatility (based on the remaining life of the options), adjusted for any expected changes to future volatility due to publicly available information.

ii.               21,500,000 options to a number of KMP. The options vest based on non-market performance conditions (requirement to remain employed by the Company) in three tranches commencing on the date of the 2017 Annual General Meeting (AGM) of the Company and then at each of the 12 and 24 month anniversaries thereafter. The fair value of each option granted is estimated by an external valuer using a Black-Scholes option-pricing model, with assumptions as follows

2017
Grant Date	Feb 17, 2017
Options issued	21,500,000
Dividend yield	—
Historic volatility and expected volatility	60%
Option exercise price	$0.010
Weighted average exercise price	$0.010
Risk-free interest rate	2.19%
Expected life of an option	4.5 years
Model used	Black-Scholes

F 29

23.       SHARE BASED PAYMENTS (cont.)

(b) Expenses arising from share-based payment transactions

Total expenses arising from share-based payment transactions recognized during the period as part of employee benefit expense were as follows:

	Consolidated
	2018	2017	2016
	$	$	$
Options issued under employee option plan	129,635	120,287	50,239
Total	129,635	120,287	50,239

24.       COMMITMENTS AND CONTINGENCIES

	Consolidated
	2018	2017	2016
Operating lease expenditure commitments	$	$	$
Minimum operating lease payments
- not later than one year	41,625	227,992	220,486
- later than one year but not later than five years	—	35,676	248,481
- later than five years	—	—	—
Total minimum operating lease payments	41,625	263,668	468,967

As at June 30, 2018, the above operating leases related to the following premises that are currently occupied by the Group:

Location	Landlord	Use	Date of expiry of lease	Minimum payments ($)
60-66 Hanover Street Fitzroy, Victoria 3065 Australia	Crude Pty. Ltd.	Office / laboratory	August 31, 2018	35,676
9115 Harris Corners Parkway, Suite 320 Charlotte, North Carolina 28269 USA	New Boston Harris Corners LLC	Office	Month to month	5,949
			Total	41,625

Apart from the above, there were no other commitments or contingencies as at June 30, 2018.

On July 3, 2018 the lease agreement for the Fitzroy premises in Melbourne was extended for 3 years from September 1, 2018 to August 31, 2021. In addition, Phenogen Sciences Inc. has vacated the Harris Corners Parkway office in Charlotte and entered into a 2 year lease agreement effective July 23, 2018 for premises situated at 1300 Baxter Street, Suite 157, Charlotte, North Carolina.

F 30

25.       AUDITORS’ REMUNERATION

	Consolidated
	2018	2017	2016
	$	$	$
Audit and assurance services
PricewaterhouseCoopers in respect of:
Audit(1)	288,200	325,972	334,560
Audit related	—	107,451	—
Other audit firms in respect of:
Audit of the Financial Reports of subsidiaries	—	4,070	5,868
Total remuneration in respect of audit services	288,200	437,493	340,428

(1) Audit fees consist of services that would normally be provided in connection with statutory & regulatory filings or engagements, including services that generally only the independent accountant can reasonably provide.

26.       RELATED PARTY DISCLOSURES

Ultimate parent

Genetic Technologies Limited is the ultimate Australian parent company.  As at the date of this Report, no shareholder controls more than 50% of the issued capital of the Company.

Transactions within the Group and with other related parties

During the year ended June 30, 2018, the only transactions between entities within the Group and other related parties occurred, are as listed below.  Except where noted, all amounts were charged on similar to market terms and at commercial rates.

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

$125,000 of these convertible notes were issued to a holder associated with Dr Lindsay Wakefield, a Company director at the time of issue, on the same terms and conditions as other note holders, all of which were converted during the year ended June 30, 2015.  The 8,333,333 share options attached to these convertible notes remain unexercised at June 30, 2018. Dr Muchnicki and                      Mr Rubinstein, both of whom were elected as Directors of the Company on January 31, 2018, also participated in the debt convertible notes raising, and at June 30, 2018 indirectly held 6,666,667 and 5,000,000 options respectively.

Blockchain Global Limited

As announced by the Company on February 15, 2018, a non-binding terms sheet with Blockchain Global Limited (BCG) was entered to provide a framework for continuing discussions between the two companies, with the proposed transaction being subject to shareholder approval (by non-associated Shareholders); and as announced by the Company on August 2, 2018, a framework agreement with BCG was entered formalizing the non-binding terms sheet and providing a framework for a strategic alliance between the Company and BCG, with this Framework Agreement only becoming binding on the Company obtaining the approval of non-associated Shareholders.  This framework includes a proposed issuance of 486,000,000 shares to BCG in 3 tranches subject to the achievement of certain milestones.

A number of Directors of the Company presently or previously have had involvement with BCG.  Mr Sam Lee has a direct and indirect share interest in BCG of 21% and is a director of BCG.  Mr Peter Rubinstein has a direct and indirect share interest in BCG of

F 31

26.       RELATED PARTY DISCLOSURES (cont.)

8% and is a consultant to BCG. Dr George Muchnicki has a direct and indirect share interest in BCG of 3.4%. Dr Paul Kasian was previously a director of BCG until July 2018. No transactions between the Company and BCG took place during the year ended June 30, 2018.

There were no transactions with parties related to Key Management Personnel during the year other than that disclosed above.

Details of Directors and Key Management Personnel as at balance date

Directors	Executives
Dr Paul Kasian (Chairman and Interim CEO)	Mr Kevin Fischer (Chief Financial Officer)
Dr Lindsay Wakefield (Non-Executive)	Dr Richard Allman (Scientific Director)
Dr Jerzy Muchnicki (Executive Director)
Mr Peter Rubinstein (Non-Executive)
Mr Xue Lee (Non-Executive)

	Consolidated
	2018	2017	2016
	$	$	$
Remuneration of Key Management Personnel
Short-term employee benefits	1,215,632	1,533,457	1,350,986
Post-employment benefits	96,315	101,320	104,081
Share-based payments	130,385	121,269	49,445
Other long-term benefits	2,371	61,594	28,552
Termination benefits	164,760	—	53,795
Total remuneration of Key Management Personnel	1,609,463	1,817,640	1,586,859

F 32

27.       SUBSIDIARIES

The following diagram is a depiction of the Group structure as at June 30, 2018.

		Group interest (%)		Net carrying value ($)
Name of Group company	Incorporation details	2018	2017	2018	2017
Entities held directly by parent
GeneType Pty. Ltd. (Dormant)	September 5, 1990 Victoria, Australia	100%	100%	—	—
Genetic Technologies Corporation Pty. Ltd. (Genetic testing)	October 11, 1996 N.S.W., Australia	100%	100%	2	2
Gene Ventures Pty. Ltd. * (Dormant)	March 7, 2001 N.S.W., Australia	100%	100%	10	10
GeneType AG ** (Dormant)	February 13, 1989 Zug, Switzerland	—	100%	—	—
GeneType Corporation (Dormant)	December 18, 1989 California, U.S.A.	100%	100%	—	—
Phenogen Sciences Inc. (BREVAGenTM )	June 28, 2010 Delaware, U.S.A.	100%	100%	11,006	11,006
Total carrying value				11,018	11,018

* On April 26, 2018, the name of RareCellect Pty Ltd (ACN 096 135 9847) was changed to Gene Ventures Pty Ltd (ACN 096 135 947)

** Liquidation of  GeneType AG was completed on December 13, 2017

F 33

28.       FINANCIAL RISK MANAGEMENT

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

The Group holds the following financial instruments:

	Consolidated
	2018	2017
	$	$
Financial assets
Cash at bank / on hand	5,487,035	10,988,255
Trade and other receivables	301,383	426,272
Performance bond and deposits	3,505	3,376
Total financial assets	5,791,923	11,417,903
Financial liabilities
Trade and other payables	945,130	898,103
Total financial liabilities	945,130	898,103

Credit risk

The Group’s credit risk is managed on a Group basis.  Credit risk arises from cash and cash equivalents and deposits with banks and financial institutions, as well as credit exposures to customers, including outstanding receivables and committed transactions. Other receivables represent amounts accrued for which reimbursement will be applied for from the Australian Taxation Authority under the Governments Research & Development grant. The maximum exposures to credit risk at June 30, 2018 in relation to each class of recognized financial asset is the carrying amount of those assets, as indicated in the balance sheet.

Financial assets included on the balance sheet that potentially subject the Group to concentration of credit risk consist principally of cash and cash equivalents and trade receivables.  In accordance with the guidelines of the Group’s Short Term Investment Policy, the Group minimizes this concentration of risk by placing its cash and cash equivalents with financial institutions that maintain superior credit ratings in order to limit the degree of credit exposure.  For banks and financial institutions, only independently-rated parties with a minimum rating of “A-1” are accepted.  The Group has also established guidelines relative to credit ratings, diversification and maturities that seek to maintain safety and liquidity.  The Group does not require collateral to provide credit to its customers. On April 1, 2017, a change to the billing policy for the BREVAGenplus® test was introduced whereby the test is now only provided on a patient self-pay basis. This is in contrast to prior periods, whereby once a BREVAGenTM or BREVAGenplus® test had been performed, historically a patient elected to self-pay or where applicable seek healthcare provider payment on receipt of the outcome of the test. The nature of this revenue recognition cycle increased the risk of credit exposure. The Group has not entered into any transactions that qualify as a financial derivative instrument.

F 34

28.       FINANCIAL RISK MANAGEMENT (cont.)

Credit risk (cont.)

The trade receivables balance is reflective of historical collection rates which are monitored on an ongoing basis and adjusted accordingly based on changing collection and test data. As at June 30, 2018, the balance of the Group’s total accrued net trade receivables was $10,503 (2017: $200,837 (refer Note 12)).

Credit risk further arises in relation to financial guarantees given by the Group to certain parties in respect of obligations of its subsidiaries.  Such guarantees are only provided in exceptional circumstances.

An analysis of the aging of trade and other receivables s is provided below:

	Consolidated
	2018	2017
	$	$
Net trade and other receivables
Current (less than 30 days)	294,454	426,272
31 days to 60 days	3142	—
61 days to 90 days (note)	783	—
Greater than 90 days (note)	3004	—
Total net trade and other receivables (Note 12)	301,383	426,272

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

F 35

28.       FINANCIAL RISK MANAGEMENT (cont.)

Market risk (cont.)

As at June 30, 2018, the Group held the following financial assets and liabilities that were denominated in foreign currencies:

Consolidated	Year	USD	EUR	CHF
Financial assets
Cash at bank / on hand	2018	2,154,291	28,952	—
	2017	6,203,335	30,852	—
Total financial assets	2018	2,154,291	28,952	—
	2017	6,203,335	30,852	—
Financial liabilities
Trade and other payables	2018	116,063	—	—
	2017	99,540	—	—
Total financial liabilities	2018	116,063	—	—
	2017	99,540	—	—

Notes:            USD — United States dollars               EUR — European euros                                       CHF — Swiss francs

During the year ended June 30, 2018, the Australian dollar / US dollar exchange rate weakened by 3.7%, from 0.7686 at the beginning of the year to 0.7403 at the end of the year.

Based on the financial instruments held at June 30, 2018, had the Australian dollar weakened/ strengthened by 10% against the US dollar with all other variables held constant, the Group’s loss for the year would have been $306,000 lower/ $250,000 higher (2017: loss $882,000 lower / loss $722,000 higher), mainly as a result of changes in the values of cash and cash equivalents which are denominated in US dollars, as detailed in the above tables.

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

At June 30, 2018, if interest rates had changed by +/- 50 basis points from the year-end rates, with all other variables held constant, the Group’s loss for the year would have been $12,000 lower / higher (2017: loss $12,000 lower / higher), as a result of higher / lower interest income from cash and cash equivalents.  Consolidated equity for the Group would have been $12,000 higher / lower (2017: $12,000 higher / lower) mainly as a result of an increase / decrease in the fair value of cash and cash equivalents.

F 36

28.       FINANCIAL RISK MANAGEMENT (cont.)

Market risk (cont.)

The exposure to interest rate risks and the effective interest rates of financial assets and liabilities, both recognized and unrealized, for the Group is as follows:

		Floating rate	Fixed rate	Carrying amount	Weighted ave. effective rate	Ave. maturity Period
Consolidated	Year	$	$	$	%	Days
Financial assets
Cash at bank / on hand	2018	2,394,754	—	2,394,754	1.74%	At call
	2017	2,468,730	—	2,468,730	1.75%	At call
Performance bond / deposits	2018	—	3,505	3,505	—	At call
	2017	—	3,376	3,376	—	At call
Totals	2018	2,394,754	3,505	2,398,259
	2017	2,468,730	3,376	2,472,106
Financial liabilities
Financial liabilities at fair value through profit or loss	2018	—	—	—	—	—
	2017	—	—	—	—	—
Totals	2018	—	—	—
	2017	—	—	—

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

F 37

28.       FINANCIAL RISK MANAGEMENT (cont.)

Liquidity risk (cont.)

A balanced view of cash inflows and outflows affecting the Group is summarized in the table below:

		< 6 months	6 to 12 months	1 to 5 years	> 5 years	Totals
Consolidated	Year	$	$	$	$	$
Financial assets
Cash at bank / on hand	2018	5,487,035	—	—	—	5,487,035
	2017	10,988,255	—	—	—	10,988,255
Trade and other receivables	2018	301,383	—	—	—	301,383
	2017	426,272	—	—	—	426,272
Performance bond and deposits	2018	3,505	—	—	—	3,505
	2017	3,376	—	—	—	3,376
Total financial assets	2018	5,791,923	—	—	—	5,791,923
	2017	11,417,903	—	—	—	11,417,903
Financial liabilities
Trade and other payables	2018	945,130	—	—	—	945,130
	2017	898,103	—	—	—	898,103
Total financial liabilities	2018	945,130	—	—	—	945,130
	2017	898,103	—	—	—	898,103
Net maturity	2018	4,846,793	—	—	—	4,846,793
	2017	10,519,800	—	—	—	10,519,800

The Group had access to the following undrawn borrowing facility as at June 30, 2018:

	Facility limit	Amount used	Amount available
Nature of facility	$	$	$
Credit card facility	183,770	(12,031)	171,739

29.       SUBSEQUENT EVENTS

Significant events after balance date

The following significant events have occurred after balance date;

•                  The Company has renewed the lease agreement for it Fitzroy premises in Melbourne for a further period of 3 years from September 1, 2018 to August 31, 2021. The Company has also entered into a 2 year lease for new premises in Charlotte, North Carolina, commencing July 23, 2018 to July 31, 2020.

•                  A Framework Agreement with Blockchain Global Limited (“BCG”) was entered into on August 2, 2018. The Agreement formalizes the non-binding terms sheet that was entered into between the parties on February 2, 2018, which outlined a proposed strategic alliance with respect to the provision of a suite of blockchain opportunities to the Company, with the proposed issue of 486,000,000 shares to BCG in 3 tranches subject to the achievement of certain milestones.

•                  On August 8, 2018, the Company executed an Equity Placement Facility with Kentgrove Capital Pty Ltd. Under the Facility, Kentgrove Capital may provide the Company with up to A$20 million of equity capital in a series of individual placements of up to $1 million (or a higher amount by mutual agreement) over the next 20 months. Following the execution of the Facility and under a Prospectus as lodged with ASIC, the Company has issued:

•                  12,500,000 Options, exercisable at $0.0153 each, expiring 3 years after issue (Establishment Options), to Kentgrove Capital Pty Ltd in its capacity as trustee of the Kentgrove Capital Growth Fund (Kentgrove) (Option Offer).

•                  8,833,100 Shares (Establishment Shares) to Kentgrove in lieu of payment of an Establishment Fee (Establishment Share Offer).

F 38

29.       SUBSEQUENT EVENTS

Significant events after balance date (cont.)

•                  100,000,000 Shares (Collateral Shares) to Kentgrove as security for the Company’s obligations under the equity placement facility with Kentgrove.

The issue of the establishment and collateral shares to Kentgrove has resulted in an increase of the issued share capital of the Company to 2,544,115,824.

Under the lodged Prospectus, the Company will also have the ability to offer and issue up to 441,655,004 Placement Shares either to Kentgrove under the Kentgrove Facility, or to other investors as determined by the Board, to raise up to $5,000,000. Prospectus currently has a closing date of November 9 2018. Since June 30 2018, the Company has issued 100,000,000 shares under this facility, resulting in cash inflows from financing of $1,350,000.

•                  Following the recommendation of the Remuneration Committee, and subsequent Board approval in July 2018, the Board has agreed to award the Directors’ of the Company Share Options pursuant to the Company’s Employee Share Option Plan. Subject to Shareholder approval, the quantum of the award, ranging in value from $75k to $150k will be aligned to the individual Directors responsibilities and activities. In addition, the Board has agreed to grant to Dr Kasian, in his role as interim CEO, 50 million Options subject to certain market related vesting conditions.  The issue of such Options will be subject to all necessary Shareholder approvals being obtained.

•                  The company has executed an Agreement with Swisstec Health Analytics on July 30, 2018 which sets out the principal commercial terms on which the Company intends to appoint Swisstec as a non-exclusive distributor for hospitals in Asia and imposes binding obligations on the parties to negotiate in good faith in order to enter a formal distribution agreement.  In accordance with the terms of this agreement, the Company has acquired a 5% equity stake in Swisstec, and has provided Swisstec with $250k to facilitate their expansion into hospitals in the Asian region.

•                  The Company has signed a Heads of Agreement with Beijing Zishan Health Consultancy Limited. The Agreement provides a framework according to which the two parties will explore opportunities to achieve market entry, through a Joint Venture, for GTG’s genomic tests into the health sector in the People’s Republic of China.

F 39