Form 20-F
period 2019-06-30
GENETIC TECHNOLOGIES LTD
filed 2019-10-03
CIK 1166272

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended June 30, 2019

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report . . . . . . . . . . . . . . . . . . .

Commission file number 000-51504

GENETIC TECHNOLOGIES LIMITED
(Exact name of Registrant as specified in its charter and translation of Registrant’s name into English)

Australia
(Jurisdiction of incorporation or organization)

60-66 Hanover Street, Fitzroy, Victoria, 3065, Australia
(Address of principal executive offices)

Dr. Jerzy Muchnicki, Interim Chief Executive Officer and Chairman 60-66 Hanover Street, Fitzroy, Victoria, 3065, Australia Telephone: 011 61 3 8412 7000; Facsimile: 011 61 3 8412 7040
(Name, telephone, e-mail and/or facsimile number and address of company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered

N/A	N/A	N/A

Securities registered or to be registered pursuant to Section 12(g) of the Act: American Depositary Shares, each representing 600 Ordinary Shares

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

There were 2,938,134,143 Ordinary Shares outstanding as of June 30, 2019

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

☒ Yes   ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

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

Our consolidated financial statements are set out beginning on page F1 of this Annual Report (refer to Item 18 “Financial Statements”).

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

PART I

Item 1.           Identity of Directors, Senior Management and Advisers

Not applicable

Item 2.           Offer Statistics and Expected Timetable

Not applicable.

Item 3.           Key Information

Item 3.A        Selected Financial Data

The following selected financial data for the five years ended June 30, 2019 is derived from the audited consolidated financial statements of Genetic Technologies Limited, prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board, which became effective for our Company as of our fiscal year ended June 30, 2006.

The balance sheet data as of June 30, 2019 and 2018 and the statement of comprehensive income/(loss) data for the 2019, 2018 and 2017 fiscal years are derived from our audited consolidated financial statements which are included in this Annual Report.  Balance sheet data as of June 30, 2017, 2016 and 2015 and statements of comprehensive income/ (loss) data for the 2016 and 2015 financial years are derived from our audited consolidated financial statements which are not included in this Annual Report.  The data should be read in conjunction with the consolidated financial statements, related notes and other financial information included herein.

All amounts are stated in Australian dollars as of June 30, as noted.

GENETIC TECHNOLOGIES LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/ (LOSS)

FOR 2019, 2018, 2017, 2016 AND 2015

	Year ended June 30, 2019	Year ended June 30, 2018	Year ended June 30, 2017	Year ended June 30, 2016	Year ended June 30, 2015
	AUD	AUD	AUD	AUD	AUD
	(in A$, except loss per share and number of shares)
Revenue from operations
Genetic testing services	25,444	189,254	518,506	824,586	2,011,918
Less: cost of sales	(276,267)	(300,088)	(492,417)	(743,060)	(891,243)
Gross profit/(loss) from operations	(250,823)	(110,834)	26,089	81,526	1,120,675
Other revenue	—	—	—	300,548	1,027,151
Selling and marketing expenses	(576,077)	(1,066,404)	(2,721,474)	(3,186,497)	(4,504,299)
General and administrative expenses	(3,830,198)	(3,015,818)	(3,109,530)	(3,429,357)	(4,222,988)
Licensing, patent and legal costs	—	—	—	(103,581)	(435,418)
Laboratory, research and development costs	(2,360,762)	(2,210,498)	(2,366,334)	(2,584,752)	(2,851,665)
Finance costs	(20,031)	(28,843)	(31,995)	(28,889)	(264,694)
Foreign exchange gains reclassified on liquidation of subsidiary	—	527,049	—	—	—
Other gains/(losses)	(407,482)	—	—	—	—
Gain on disposal of business	—	—	—	—	1,396,798
Impairment of intangible asset expense	—	—	(544,694)	—	—
Fair value loss on ImmunAid option fee	—	—	—	—	(795,533)

Fair value gain/ (loss) on financial liabilities at fair value through profit or loss	—	—	—	—	349,246
Non-operating income and expenses	1,019,769	441,476	344,112	492,037	370,557
Profit/(loss) from continuing operations before income tax	(6,425,604)	(5,463,872)	(8,403,826)	(8,458,965)	(8,810,170)
Net profit from discontinued operation	—	—	—	—	—
Profit/(loss) before income tax	(6,425,604)	(5,463,872)	(8,403,826)	(8,458,965)	(8,810,170)
Income tax expense	—	—	—	—	—
Profit/(loss) for the year	(6,425,604)	(5,463,872)	(8,403,826)	(8,458,965)	(8,810,170)
Other comprehensive income/(loss)
Exchange gains/(losses) on translation of controlled foreign operations	23,668	(522,966)	(130,655)	1,307,219	414,005

Other comprehensive income/(loss) for the year, net of tax	23,668	(522,966)	(130,655)	1,307,219	414,005
Total comprehensive profit/(loss) for the year	(6,401,936)	(5,986,481)	(8,534,481)	(7,151,746)	(8,396,165)
Profit/(loss) for the year is attributable to:
Owners of Genetic Technologies Limited	(6,425,604)	(5,463,872)	(8,403,826)	(8,458,965)	(8,810,170

Total profit/(loss) for the year	(6,425,604)	(5,463,872)	(8,403,826)	(8,458,965)	(8,810,170)
Total comprehensive income/(loss) for the year is attributable to:
Owners of Genetic Technologies Limited	(6,401,936)	(5,986,838)	(8,534,481)	(7,151,746)	(8,396,165
Non-controlling interests	—	—	—	—	—
Total comprehensive profit/(loss) for the year	(6,401,936)	(5,986,838)	(8,534,481)	(7,151,746)	(8,396,165)

Earnings/(loss) per share (cents per share)
Basic and diluted net profit/(loss) per ordinary share	(0.24)	(0.22)	(0.40)	(0.49)	(0.82)
Weighted-average shares outstanding	2,635,454,870	2,435,282,724	2,121,638,888	1,715,214,158	1,072,803,358

GENETIC TECHNOLOGIES LIMITED

CONSOLIDATED BALANCE SHEET DATA
FOR 2019, 2018, 2017, 2016 AND 2015

	As of June 30, 2019	As of June 30, 2018	As of June 30, 2017	As of June 30, 2016	As of June 30, 2015
	AUD	AUD	AUD	AUD	AUD
	(in A$)
Assets
Current assets	3,195,672	5,990,697	11,631,649	12,131,070	19,566,096
Non-current assets	69,333	175,284	476,648	1,158,616	1,153,636
Total assets	3,265,005	6,165,981	12,108,297	13,289,686	20,719,732
Liabilities
Current liabilities	(1,492,990)	(1,450,713)	(1,465,293)	(1,332,189)	(1,735,163)
Non-current liabilities	(809)	(3,390)	(63,960)	(74,308)	(25,321)
Total liabilities	1,493,799	(1,454,103)	(1,529,253)	(1,406,497)	(1,760,484)
Net assets	1,771,206	4,711,878	10,579,044	11,883,189	18,959,248
Equity
Contributed equity	125,498,824	122,372,662	122,382,625	115,272,576	115,247,128
Reserves	6,009,932	5,651,162	6,044,493	6,054,861	4,697,403
Accumulated losses	(129,737,550)	(123,311,946)	(117,848,074)	(109,444,248)	(100,985,283)
Non-controlling interests	—	—	—	—	—
Total equity	1,771,206	4,711,878	10,579,044	11,883,189	18,959,248

Exchange rates

The following table sets forth, for the periods and dates indicated, certain information concerning the noon buying rate in New York City for Australian dollars expressed in U.S. dollars per $1.00 as certified for customs purposes by the Federal Reserve Bank of New York.

Period ended	At period end USD	Average rate USD	High USD	Low USD

Yearly data
June 2015	0.7704	0.8365	0.9488	0.7566
June 2016	0.7432	0.7289	0.7817	0.6855
June 2017	0.7676	0.7562	0.7680	0.7387
June 2018	0.7399	0.7753	0.8105	0.7355
June 2019	0.7009	0.7153	0.7466	0.686

Monthly data
April 2019	0.7040	0.7111	0.7178	0.701
May 2019	0.6930	0.6945	0.7038	0.6874
June 2019	0.7009	0.6945	0.7009	0.686
July 2019	0.6888	0.6977	0.7043	0.6872
August 2019	0.6749	0.6781	0.6858	0.6742

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

For the years ending June 30, 2019 and June 30, 2018, the Company incurred total comprehensive losses of $6,401,936 and $5,986,838, respectively, and net cash outflows from operations of $6,073,182 and $5,636,533, respectively. As at June 30, 2019 the Company held total cash and cash equivalents of $2,131,741.  We expect to continue to incur losses and cash outflows for the foreseeable future as we continue to invest resources in expanding the research and development activities in support of the distribution of existing and new products. As a result, the continuing viability of the Company and its ability to continue as a going concern and meet its debts and commitments as they fall due is dependent on our ability to raise additional financing.  We are seeking to raise equity financing in the second quarter of the current fiscal year, but there can be no assurance that we will be successful in this regard.  In addition, future offerings of our equity securities could have a material adverse effect on the price of our outstanding ADRs.

Due to our history of losses and cash outflows, and the uncertainty surrounding the timing, quantum or the ability to raise additional equity, there is a material uncertainty that casts significant doubt on the Company’s ability to continue as a going concern and therefore, that it may be unable to realise its assets and discharge its liabilities in the normal course of business.  In addition, our auditors have indicated in their report on our consolidated financial statements for the fiscal year ended June 30, 2019, that conditions exist that raise substantial doubt about our ability to continue as a going concern. However, we believe that the Company will be successful in raising required capital when needed, and accordingly, have prepared our financial statements on a going concern basis. As such no adjustments have been made to the financial statements relating to the recoverability and classification of the asset carrying amounts or classification of liabilities that might be necessary should the Company not be able to continue as a going concern.

Our Company has a history of incurring losses.

We have incurred operating losses in every year since the year ended June 30, 2011.  As at June 30, 2019, the Company had accumulated losses of $129,737,550 and the extent of any future losses and whether or not the Company can generate profits in future years remains uncertain.  The Company currently does not generate sufficient revenue to cover its operating expenses.  We expect our capital outlays and operating expenditures to remain constant for the foreseeable future as we continue to focus on R&D and new product development, IP creation and the introduction of predictive genetic testing products.  If we fail to generate sufficient revenue and eventually become profitable, or if we are unable to fund our continuing losses by raising additional financing when required, our shareholders could lose all or part of their investments.

We may not be successful in transitioning from our existing product portfolio to our next generation of risk assessment tests, and our newly developed approach to marketing and distribution of such products may not generate revenues.

Although we developed and marketed our BREVAGen™ and BREVAGenplus products in the recent past, and had internally developed product distribution teams in both Australia and the U.S., we believe that our future success is dependent upon our ability to successfully introduce and sell our newly developed products, “GeneType for Breast Cancer”, and ‘GeneType for Colorectal Cancer’.  Although we believe that we now have world class products that are poised to be an important part of making predictive genetic testing a mainstream healthcare activity, we may not be successful in transitioning from our existing products to these products, and there can be no assurance that the demand for these new products will develop. Furthermore, we plan to introduce our new products to healthcare providers through a global network of distribution partners instead of through our own sales force. Although we believe that we are building worthwhile sales and distribution relationships with experienced United States and Chinese medical product distribution firms, there can be no assurance that we will be able to enter into distribution arrangements on terms satisfactory to us, and that our marketing strategy will be successful and result in significant revenues.

Our products may never achieve significant market acceptance.

We may expend substantial funds and management effort on the development and marketing of our predictive genetic testing products with no assurance that we will be successful in selling our products or services.  Our ability to enter into distribution arrangements to successfully sell our molecular risk assessment and predictive genetic testing products and services will depend significantly on the perception that our products and services can reduce patient risk and improve medical outcomes, and that our products and services are superior to existing tests.  Our business could also be adversely affected if we expend money without any return.

Failure to demonstrate the clinical utility of our products could have a material adverse effect on our financial condition and results of operations.

The Company believes that its GeneType for Breast Cancer and GeneType for Colorectal Cancer tests, along with the pipeline of new tests under development have the capacity to transform health outcomes for entire populations.  However, it is critical for the Company to demonstrate the clinical utility of its new products. Clinical utility is the usefulness of a test for clinical practice. If the Company is unable to demonstrate clinical utility, or if the data is deemed insufficient to validate utility, there may be insufficient demand for the Company’s products.

If our competitors develop superior products, our operations and financial condition could be affected.

We are currently subject to increased competition from biotechnology and diagnostic companies, academic and research institutions and government or other publicly-funded agencies that are pursuing products and services which are substantially similar to our molecular risk assessment testing products, or which otherwise address the needs of our customers and potential customers.  Our competitors in the predictive genetic testing and assessment market include private and public sector enterprises located in Australia, the U.S. and elsewhere. Many of the organizations competing with us are much larger and have more ready access to needed resources. In particular, they would have greater experience in the areas of finance, research and development, manufacturing, marketing, sales, distribution, technical and regulatory matters than we do.  In addition, many of the larger current and potential competitors have already established name / brand recognition and more extensive collaborative relationships.

Our competitive position in the molecular risk assessment and predictive testing area is based upon, amongst other things, our ability to:

•             continue to strengthen and maintain scientific credibility through the process of obtaining scientific validation through clinical trials supported by peer-reviewed publication in medical journals;

•             create and maintain scientifically-advanced technology and offer proprietary products and services;

•             continue to strengthen and improve the messaging regarding the importance and value that our cancer risk assessment tests provides to patients and physicians;

•             diversify our product offerings in disease types other than breast cancer;

•             obtain and maintain patent or other protection for our products and services;

•             obtain and maintain required government approvals and other accreditations on a timely basis; and

•             successfully market our products and services.

If we are not successful in meeting these goals, our business could be adversely affected.  Similarly, our competitors may succeed in developing technologies, products or services that are more effective than any that we are developing or that would render our technology, products and services obsolete, noncompetitive or uneconomical.

We have important relationships with external parties over whom we have limited control.

We have relationships with academic consultants, research collaborators at other institutions and other advisers who are not employed by us.  Accordingly, we have limited control over their activities and can expect only limited amounts of their time to be dedicated to our activities.  These persons may have consulting, employment or advisory arrangements with other entities that may conflict with or compete with their obligations to us.  Our consultants typically sign agreements that provide for confidentiality of our proprietary information and results of studies.  However, we may not be able to maintain the confidentiality of our technology, the dissemination of which could hurt our competitive position and results from operations.  To the extent that our scientific consultants, collaborator or advisors develop inventions or processes that may be applicable to our proposed products, disputes may arise as to the ownership of the proprietary rights to such information, and we may not be successful with any dispute outcomes.

We may be subject to liability and our insurance may not be sufficient to cover damages.

Our business exposes us to potential liability risks that are inherent in the testing, manufacturing, marketing and sale of molecular risk assessment and predictive tests.  The use of our products and product candidates, whether for clinical trials or commercial sale, may expose us to professional and product liability claims and possible adverse publicity.  We may be subject to claims resulting from incorrect results of analysis of genetic variations or other screening tests performed using our products.  Litigation of such claims could be costly.  Further, if a court were to require us to pay damages to a plaintiff, the amount of such damages could be significant and severely damage our financial condition.  Although we have public and product liability insurance coverage under broad form liability and professional indemnity policies, for an aggregate amount of A$20,000,000, the level or breadth of our coverage may not be adequate to fully cover any potential liability claims.  In addition, we may not be able to obtain additional liability coverage in the future at an acceptable cost.  A successful claim or series of claims brought against us in excess of our insurance coverage and the effect of professional and/or product liability litigation upon the reputation and marketability of our technology and products, together with the diversion of the attention of key personnel, could negatively affect our business.

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

In addition, our collaborators and service providers may be working with these same types of hazardous materials, including hazardous chemicals, in connection with our collaborations.  In the event of a lawsuit or investigation, we could be held responsible for any injury caused to persons or property by exposure to, or release of, these hazardous materials or patient samples that may contain infectious materials.  The cost of this liability could exceed our resources.  While we maintain broad form liability insurance coverage for these risks, in the amount of up to A$8,000,000, the level or breadth of our coverage may not be adequate to fully cover potential liability claims.

We depend on the collaborative efforts of our academic and corporate partners for research, development and commercialization of our products.  A breach by our partners of their obligations, or the termination of the relationship, could deprive us of valuable resources and require additional investment of time and money.

Our strategy for research, development and commercialization of our products has historically involved entering into various arrangements with academic, corporate partners and others.  As a result, the success of our strategy depends, in part, upon the strength of those relationships and these outside parties undertaking their responsibilities and performing their tasks to the best of their ability and responding in a timely manner.  Our collaborators may also be our competitors.  We cannot necessarily control the amount and timing of resources that our collaborators devote to performing their contractual obligations and we have no certainty that these parties will perform their obligations as expected or that any revenue will be derived from these arrangements.

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

We rely on our sole laboratory facilities in Melbourne, Australia, which has been certified under the U.S. Clinical Laboratory Improvements Amendments (“CLIA”). Our current lease of laboratory premises expires August 31, 2021. The facility and the equipment we use to perform our tests would be costly to replace and could require substantial lead time to repair or replace. If we were to lose our CLIA certification or other required certifications or licenses, or if the facility is harmed or rendered inoperable by natural or man-made disasters, including flooding and power outages, it will be difficult or impossible for us to perform our tests for some period of time. The inability to perform our tests or the backlog of tests that could develop if our facility is inoperable for even a short period of time may result in the loss of customers or harm our reputation, and we may be unable to regain those customers in the future.

If we no longer had our own facility and needed to rely on a third party to perform our tests, we could only use another facility with established state licensure and CLIA accreditation. We cannot assure you that we would be able to find another CLIA-certified facility willing to comply with the required procedures, that this laboratory would be willing to perform the tests on commercially reasonable terms, or that it would be able to meet our quality standards. In order to establish a redundant clinical reference laboratory facility, we would have to spend considerable time and money securing adequate space, constructing the facility, recruiting and training employees, and establishing the additional operational and administrative infrastructure necessary to support a second facility. We may not be able, or it may take considerable time, to replicate our testing processes or results in a new facility. Additionally, any new clinical reference laboratory facility would be subject to certification under CLIA and licensing by several states, including California and New York, which could take a significant amount of time and result in delays in our ability to begin operations.

The loss of key members of our senior management team or our inability to attract and retain highly skilled scientists, clinicians and salespeople could adversely affect our business.

Our success depends largely on the skills, experience and performance of key members of our executive management team and others in key management positions. The efforts of each of these persons together will be critical as we continue to develop our technologies and testing processes, continue our international expansion and transition to a company with multiple commercialized products. If we were to lose one or more of these key employees, we may experience difficulties in competing effectively, developing our technologies and implementing our business strategies.

We recently experienced significant changes in our executive officers, including the appointment of Jerzy Muchnicki as our Chief Executive Officer on September 24, 2019 following the resignation of Paul Kasian, our former Chief Executive Officer; and the appointment of Philip Hains as our Chief Financial Officer on July 15, 2019, following the resignation of Paul Viney, which followed the resignation of our previous Chief Financial Officer on December 31, 2018. While we believe our current executive officers have the skills and experience to enable us to execute our business plan, these changes may nevertheless result in a transition phase that could adversely affect our operations in the short-term.

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

Changes in the way that the FDA regulates our tests could result in the delay or additional expense in offering our tests and tests that we may develop in the future.

Historically, the U.S. Food and Drug Administration (“FDA”) has exercised enforcement discretion with respect to most  laboratory-developed tests (“LDTs”) and has not required laboratories that furnish LDTs to comply with the agency’s requirements for medical devices (e.g., establishment registration, device listing, quality systems regulations, premarket clearance or premarket approval, and post-market controls).  In recent years, however, the FDA publicly announced its intention to regulate certain LDTs and issued two draft guidance documents that set forth a proposed phased-in risk-based regulatory framework that would apply varying levels of FDA oversight to LDTs.  However, these guidance documents were withdrawn at the end of the Obama administration and replaced by an informal discussion paper reflecting some of the feedback that FDA had received on LDT regulation.  The FDA acknowledged that the discussion paper in January 2017 does not represent the formal position of the FDA and is not enforceable.  Nevertheless, the FDA wanted to share its synthesis of the feedback that it had received in the hope that it might advance public discussion on future LDT oversight.  Notwithstanding the discussion paper, the FDA continues to exercise enforcement discretion and may decide to regulate certain LDTs on a case-by-case basis at any time, which could result in delay or additional expense in offering our tests and tests that we may develop in the future.

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

Failure to establish and comply with appropriate quality standards to assure that the highest level of quality is observed in the performance of our testing services and in the design, manufacture and marketing of our products could adversely affect the results of our operations and adversely impact our reputation.

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

As of June 30, 2019, our Chief Executive Officer and Chief Financial Officer assessed the effectiveness of our internal control over financial reporting. In connection with this assessment, we identified the following material weakness in internal control over financial reporting as of June 30, 2019: The Company did not maintain an adequate segregation of duties with respect to internal control over financial reporting, given we have limited accounting personnel to enable and sufficiently evidence an independent review of complex financial reporting matters.

In an effort to remediate the identified material weakness and to enhance our overall control environment, we have implemented key steps to ensure continuity in the finance team and ongoing training. However, we cannot assure you that the measures we have taken to date, and actions we may take in the future, will be sufficient to remediate the control deficiencies that led to our material weaknesses in our internal control over financial reporting or that they will prevent potential future material weaknesses.

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

Failure to comply with HIPAA, including regarding the use of new “standard transactions,” may negatively impact our business.

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

If we fail to comply with the complex federal, state, local and foreign laws and regulations that apply to our business, we could suffer severe consequences that could materially and adversely affect our operating results and financial condition.

Our operations are subject to extensive federal, state, local and foreign laws and regulations, all of which are subject to change.  These laws and regulations currently include, among other things:

•                                          CLIA, which requires that laboratories obtain certification from the federal government, and state licensure laws;

•                                          FDA laws and regulations;

•                                          HIPAA, which imposes comprehensive federal standards with respect to the privacy and security of protected health information and requirements for the use Of certain standardized electronic transactions; amendments to HIPAA under HITECH, which strengthen and expand HIPAA privacy and security compliance requirements, increase penalties for violators, extend enforcement authority to state attorneys general and impose requirements for breach notification;

•                                          state laws regulating genetic testing and protecting the privacy of genetic test results, as well as state laws protecting the privacy and security of health information and personal data and mandating reporting of breaches to affected individuals and state regulators;

•                                          the federal anti-kickback law, or the Anti-Kickback Statute, which prohibits knowingly and willfully offering, paying, soliciting, receiving, or providing remuneration, directly or indirectly, in exchange for or to induce either the referral of an individual, or the furnishing, arranging for, or recommending of an item or service that is reimbursable, in whole or in part, by a federal health care program;

•                                          other federal and state fraud and abuse laws, such as anti-kickback laws, prohibitions on self-referral, and false claims acts, which may extend to services reimbursable by any third-party payor, including private insurers;

•                                          the federal Physician Payments Sunshine Act, which requires medical device manufactures to track and report to the federal government certain payments and other transfers of value made to physicians and teaching hospitals and ownership or investment interests held by physicians and their immediate family members;

•                                          Section 216 of the federal Protecting Access to Medicare Act of 2014 (“PAMA”), which requires applicable laboratories to report private payor data in a timely and accurate manner beginning in 2017 and every three years thereafter (and in some cases annually);

•                                          state laws that impose reporting and other compliance-related requirements; and

•                                          similar foreign laws and regulations that apply to us in the countries in which we operate.

These laws and regulations are complex and are subject to interpretation by the courts and by government agencies.  Our failure to comply could lead to civil or criminal penalties, exclusion from participation in state and federal health care programs, or prohibitions or restrictions on our laboratory’s ability to provide or receive payment for our services.  We believe that we are in material compliance with all statutory and regulatory requirements, but there is a risk that one or more government agencies could take a contrary position, or that a private, party could file suit under the qui tam provisions of the federal False Claims Act or a similar state law.  Such occurrences, regardless of their outcome, could damage our reputation and adversely affect important business relationships with third parties, including managed care organizations, and other private third-party payors.

A failure to comply with any of federal or state laws applicable to our business, particularly laws related to the elimination of healthcare fraud, may adversely impact our business.

Federal officials responsible for administering and enforcing the healthcare laws and regulations have made a priority of eliminating healthcare fraud. For example, the Patient Protection and Affordable Care Act, as amended by the Health Care Education and Reconciliation Act of 2010, jointly the “Affordable Care Act,”  includes significant fraud and abuse measures, including required disclosures of financial arrangements between drug and device manufacturers, on the one hand, and physicians and teaching hospitals, on the other hand. Federal funding available for combating health care fraud and abuse generally has increased. While we seek to conduct our business in compliance with all applicable laws and regulations, many of the laws and regulations applicable to our business, particularly those relating to billing and reimbursement of tests and those relating to relationships with physicians, hospitals and patients, contain language that has not been interpreted by courts. We must rely on our interpretation of these laws and regulations based on the advice of our counsel and regulatory or law enforcement authorities may not agree with our interpretation of these laws and regulations and may seek to enforce legal remedies or penalties against us for violations. From time to time we may need to change our operations, particularly pricing or billing practices, in response to changing interpretations of these laws and regulations or regulatory or judicial determinations with respect to these laws and regulations. These occurrences, regardless of their outcome, could damage our reputation and harm important business relationships that we have with healthcare providers, payers and others.

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

The increased consolidation among healthcare plans also has increased the potential adverse impact of ceasing to be a contracted provider with any such insurer. Sales volumes and prices of our products depend in large part on the availability of coverage and reimbursement from third-party payers. Third-party payers include governmental programs such as U.S. Medicare and Medicaid, private insurance plans, and workers’ compensation plans. These third-party payers may deny coverage or reimbursement for a product or procedure if they determine that the product or procedure was not medically appropriate or necessary. Even though a new product may have been cleared for commercial distribution by relevant regulatory authorities, we may find limited demand for the product until reimbursement approval is assured from multiple governmental and private third-party payers. In the United States, a uniform policy of coverage does not exist across all third-party payers relative to payment of claims for all products. Therefore, coverage and payment can be quite different from payor to payor, and from one region of the country to another. This is also true for foreign countries in that coverage and payment systems vary from country to country.

Third-party payers are developing increasingly sophisticated methods of controlling healthcare costs through more cost-effective methods of delivering healthcare. All of these types of programs can potentially impact market access for, and pricing structures of our products, which in turn, can impact our future sales. There can be no assurance that third-party reimbursement will be available or adequate, or that current and future legislation, regulation or reimbursement policies of third-party payers will not adversely affect the demand for our products or our ability to sell our products on a profitable basis. The unavailability or inadequacy of third-party payor reimbursement could have a material adverse effect on our business, operating results, and financial condition.

Outside the United States, reimbursement and healthcare payment systems vary significantly by country, and many countries have instituted price ceilings on specific product lines and procedures. There can be no assurances that procedures using our products will be considered medically reasonable and necessary for a specific indication, that our products will be considered cost-effective by third-party payers, that an adequate level of reimbursement will be available, or that the third-party payers’ reimbursement policies will not adversely affect our ability to sell our products profitably.

We expect continuing efforts to reduce reimbursements, to impose more stringent cost controls and to reduce utilization of clinical test services. These efforts may have a material adverse effect on our business.

Changes in health care policy could increase our costs, decrease our revenues and impact sales of and reimbursement for our tests.

In March 2010, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Affordability Reconciliation Act, or the ACA became law. This law substantially changed the way health care is financed by both governmental and private insurers, and significantly impacts our industry. The ACA contains a number of provisions that are expected to impact our business and operations, some of which in ways we cannot currently predict, including those governing enrollment in state and federal health care programs, reimbursement changes and fraud and abuse, which will impact existing state and federal health care programs and will result in the development of new programs. Since its enactment, there have been judicial and Congressional challenges to certain aspects of the ACA. Both Congress and President Trump have expressed their intention to repeal or repeal and replace the ACA, and as a result, certain sections of the ACA have not been fully implemented or were effectively repealed. The uncertainty around the future of the ACA, and in particular the impact to reimbursement levels and the number of insured individuals, may lead to delay in the purchasing decisions of our customers, which may in turn negatively impact our product sales. Further, if reimbursement levels are inadequate, our business and results of operations could be adversely affected.

In addition to the ACA, there will continue to be proposals by legislators at both the federal and state levels, regulators and private third-party payors to reduce costs while expanding individual healthcare benefits. Certain of these changes could impose additional limitations on the prices we will be able to charge for our tests or the amounts of reimbursement available for our tests from governmental agencies or private third-party payors.

We face risks associated with currency exchange rate fluctuations, which could adversely affect our operating results.

We receive a portion of our revenues and pay a portion of our expenses in currencies other than the United States dollar, such as the Australian dollar, the Euro, the Swiss franc, the British pound, and the Canadian dollar. As a result, we are at risk for exchange rate fluctuations between such foreign currencies and the United States dollar, which could affect the results of our operations. If the U.S. dollar strengthens against foreign currencies, the translation of these foreign currency denominated transactions will result in decreased revenues and operating expenses. We may not be able to offset adverse foreign currency impact with increased revenues. We do not currently utilize hedging strategies to mitigate foreign currency risk and even if we were to implement hedging strategies to mitigate foreign currency risk, these strategies might not eliminate our exposure to foreign exchange rate fluctuations and would involve costs and risks of their own, such as ongoing management time and expertise, external costs to implement the strategies and potential accounting implications.

Government regulation of genetic research or testing may adversely affect the demand for our services and impair our business and operations.

In addition to the regulatory framework governing healthcare, genetic research and testing has been the focus of public attention and regulatory scrutiny.  From time to time, federal, state and/or local governments adopt regulations relating to the conduct of genetic research and genetic testing.  In the future, these regulations could limit or restrict genetic research activities as well as genetic testing for research or clinical purposes.  In addition, if such regulations are adopted, these regulations may be inconsistent with, or in conflict with, regulations adopted by other government bodies.  Regulations relating to genetic research activities could adversely affect our ability to conduct our research and development activities.  Regulations restricting genetic testing could adversely affect our ability to market and sell our products and services.  Accordingly, any regulations of this nature could increase the costs of our operations or restrict our ability to conduct our testing business.

Failure in our information technology systems could significantly increase testing turn-around times or impact on the billing processes or otherwise disrupt our operations.

Our laboratory operations depend, in part, on the continued performance of our information technology systems. Our information technology systems are potentially vulnerable to physical or electronic break-ins, computer viruses and similar disruptions. Sustained system failures or interruption of our systems in our laboratory operations could disrupt our ability to process laboratory requisitions, perform testing, and provide test results in a timely manner and/or billing process.  Failure of our information technology systems could adversely affect our business and financial condition.

Breaches of network or information technology, natural disasters or terrorist attacks could have an adverse impact on our business.

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

Public opinion regarding ethical issues related to the confidentiality and appropriate use of genetic testing may influence government authorities to call for limits on, or regulation of the use of, genetic testing.  In addition, such authorities could prohibit testing for genetic predisposition to certain conditions, particularly for those that have no known cure.  Furthermore, adverse publicity or public opinion relating to genetic research and testing, even in the absence of any governmental regulation, could reduce the potential markets for our products and services

Risks associated with our intellectual property

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

We also rely upon unpatented proprietary technologies and databases. Although we require employees, consultants and collaborators to sign confidentiality agreements, we may not be able to adequately protect our rights in such unpatented proprietary technologies and databases, which could have a material adverse effect on our business. For example, others may independently develop substantially equivalent proprietary information or techniques or otherwise gain access to our proprietary technologies or disclose our technologies to our competitors.

We may face difficulties in certain jurisdictions in protecting our intellectual property rights, which may diminish the value of our intellectual property rights in those jurisdictions.

The laws of some jurisdictions do not protect intellectual property rights to the same extent as the laws in the United States and the European Union, and many companies have encountered significant difficulties in protecting and defending such rights in such other jurisdictions. If we or our collaboration partners encounter difficulties in protecting, or are otherwise precluded from effectively protecting, the intellectual property rights for our business in such jurisdictions, the value of those rights may be diminished and we may face additional competition from others in those jurisdictions.  In addition, many countries limit the enforceability of patents against governments agencies or government contractors. In those countries, the patent owner may have limited remedies, which could materially diminish the value of such patent.

Our operations may be adversely affected by the effects of extreme weather conditions or other interruptions in the timely transportation of specimens.

We may be required to transport specimens from the U.S. or other distant locations to our laboratory located in Melbourne, Australia.  Our operations may be adversely impacted by extreme weather conditions or other interruptions in the timely transportation of such specimens or otherwise to provide our services, from time to time. The occurrence of any such event and/or a disruption to our operations as a result may harm our reputation and adversely impact our results of operations.

Risks Related to our Securities

Our ADSs may be delisted from the Nasdaq Capital Market.

On January 23, 2019, we received notice from Nasdaq that for 30 consecutive business days the bid price of our ADSs had closed below the minimum $1.00 per share requirement for continued inclusion under Nasdaq’s Marketplace Listing Rules. On April 29, 2019, we received notice from Nasdaq that our reported stockholders’ equity was less than the minimum specified amount of $2,500,000 as of December 31, 2018, and that Nasdaq did not believe we met the alternatives of market value of listed securities or net income from continuous operations. On June 20, 2019, we submitted a compliance plan to Nasdaq in response to their April 29, 2019 letter. On July 24, 2019, we received a letter from Nasdaq informing us that because we failed to regain compliance with the $1.00 minimum bid price requirement, our ADSs were subject to delisting.   On July 29, 2019, we appealed this delisting notice which stayed the delisting of our ADSs pending the hearing of the appeal and ultimate decision by Nasdaq’s Hearings Panel.  We regained compliance with Nasdaq Listing Rules with respect to our bid price prior to the hearing as a result of the adjustment to the ratio of our ADSs that took effect on August 15, 2019.  Our hearing with Nasdaq was held on September 5, 2019, and on September 17, 2019 the Hearings Panel ruled that we had until October 31, 2019 to regain compliance with our stockholder equity deficiency.  We intend to raise additional equity financing in order to regain compliance by October 31, 2019.  However, there can be no assurance that we will be successful in these efforts or that our securities will remain listed on the Nasdaq Capital Market.   The delisting of our ADSs by Nasdaq would have material negative impacts on the liquidity of our securities and our ability to raise future capital.

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

Since our listing on the Australian Securities Exchange in August 2000, the price of our Ordinary Shares has ranged from a low of $0.006 to a high of $0.039 per share.  Further fluctuations are likely to occur due to events which are not within our control and general market conditions affecting the biotechnology sector or the stock market generally.

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

We are exempt from certain provisions of the Securities Exchange Act of 1934, as amended, commonly referred to as the Exchange Act, that are applicable to U.S. public companies, including (i) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q and current reports on Form 8-K; (ii) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; and (iii) the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time.  The exempt provisions would be available to you if you had invested in a U.S. corporation.

However, in line with the Australian Securities Exchange regulations, we disclose our reviewed financial results on a semi-annual basis (under International Standard on Review Engagements) and our audited financial results on an annual basis (under International Standards on Auditing).   The information, which may have an effect on our stock price on the Australian Securities Exchange, will be disclosed to the Australian Securities Exchange and also the Securities Exchange Commission.  Other relevant information pertaining to our Company will also be disclosed in line with the Australian Securities Exchange regulations and information dissemination requirements for listed companies.  We provide our semi-annual results and other material information that we make public in Australia in the U.S. under the cover of an SEC Form 6-K.  Nevertheless, you may not be afforded the same protection or information, which would be made available to you, were you investing in a United States public corporation because the requirements of a Form 10-Q and Form 8-K are not applicable to us.

A lack of significant liquidity for our ADSs may negatively affect your ability to resell our securities.

Our ADSs have traded on the Nasdaq Capital Market since June 30, 2010.  An active trading market for the ADSs, however, may not be maintained in the future.  If an active trading market is not maintained, the liquidity and trading prices of the ADSs could be negatively affected.

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

There is a substantial risk that we are a passive foreign investment company, or PFIC, which subjects U.S. investors to adverse tax rules.

Holders of our ADSs who are U.S. residents face income tax risks. There is a substantial risk that we are a passive foreign investment company, commonly referred to as a PFIC. Our treatment as a PFIC could result in a reduction in the after-tax return to the holders of our ADSs. For U.S. federal income tax purposes, we are classified as a PFIC for any taxable year in which either (i) 75% or more of our gross income is passive income, or (ii) at least 50% of the average value of all of our assets for the taxable year produce or are held for the production of passive income. For this purpose, cash is considered to be an asset that produces passive income.  As a result of our substantial cash position in relation to our other assets, we believe that we have been a PFIC in our most recent taxable years and will continue to be a PFIC in the current tax year. Highly complex rules apply to U.S. holders owning ADSs. Accordingly, you are urged to consult your tax advisors regarding the application of such rules. United States residents should carefully read “Item 10.E. Additional Information—Taxation, United States Federal Income Tax Consequences” in this Annual Report, for a more complete discussion of the U.S. federal income tax risks related to owning and disposing of our ADSs.

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

On October 15, 1999, the Company’s corporate status was changed from a No Liability Company to a company limited by shares.  On August 29, 2000, following the acquisition of Swiss company GeneType AG, we changed our name to Genetic Technologies Limited, which is our current name.  At that time, the mining activities were phased out to focus on becoming a  biotechnology company, following which our stock exchange listing was duly transferred from the mining board of the ASX to the industrial board and our shares were thereafter classified under the industry Company “Health and Biotechnology”, completing our transformation from a mining company into a biotechnology company.  Our current activities in biotechnology primarily concentrate on one clearly defined area of activity which is covered under Item 4.B “Business Overview”.

In October 2009, a new strategic direction was established to focus efforts in creating a portfolio of tests that would be aimed at assisting medical clinicians with cancer management.  This would comprise tests that were created by the Company and in-licensed from third parties which would then be marketed by us in the Asia-Pacific region.

On April 14, 2010, we announced that we had acquired certain assets from Perlegen Sciences, Inc. in California, with the main asset being the BREVAGen™ breast cancer risk assessment test (“BREVAGen™”).  In addition to the BREVAGen™ test, we also acquired a suite of patents valid to 2022 which augment and extend our current non-coding patent portfolio.  On June 28, 2010, we incorporated a wholly-owned subsidiary named Phenogen Sciences Inc. in the State of Delaware which commenced selling the BREVAGen™ test in the U.S. marketplace in June 2011. In October 2014, the Company released its next generation breast cancer risk assessment test BREVAGenplus.

On November 19, 2014, the Company completed the sale of its Heritage Australian Genetics business to Specialist Diagnostic Services Ltd (SDS), the wholly owned pathology subsidiary of Primary Health Care Ltd.

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

During 2018, the Company executed a further collaborative research and services agreement with The University of Melbourne, with the research designed to broaden the applicability of BREVAGenplus, enabling its use by women with extended family history of breast cancer as well as increase the range of factors analyzed in assessing breast cancer.

In May 2019, we announced the development of two new cancer risk assessment tests branded as “GeneType for Colorectal Cancer” and “GeneType for Breast Cancer.” The new breast cancer test provides substantial improvement over our legacy breast cancer test BREVAGenplus, by incorporating multiple additional clinical risk factors. This test will provide healthcare providers and their patients with a 5-year and lifetime risk assessment of the patient developing breast cancer.  The colorectal cancer test will provide healthcare providers and their patients a 5-year, 10-year, and lifetime risk assessment of the patient developing colorectal cancer.

With the release of these two ground breaking predictive genetic tests, and a pipeline of new tests under development, we believe that we are poised to increase collaboration with world-leading genetics institutes and research facilities and to commence product distribution in multiple jurisdictions including the U.S. and China.

Further genetic risk assessment tests under development are as follows:

•                  Cardiovascular Disease — target launch late 2019

•                  Type 2 Diabetes — target launch late 2019

•                  Prostate Cancer - 2020

•                  Melanoma - 2020

On August 2, 2018, the Company entered into a Framework Agreement with Blockchain Global (BCG), providing for a strategic alliance under which the Company and BCG will explore potential medical and biotech blockchain applications to provide efficiencies and new opportunities leveraging the Company’s existing genomics business and BCG’s extensive blockchain application experience. To date, there has been limited activity under this arrangement, and the Company intends to remain focused on its core genetic testing business activities and is not currently considering any blockchain related projects.

We continue to explore Chinese regulatory approval for our genetic risk assessment tests. The Chinese market is now the second biggest single healthcare market outside the United States. Over 4 million new cases of cancer are diagnosed in China every year, with breast cancer increasing at a rate of over 3.5% each year. Our efforts to gain entry into the Chinese market aligns with the government’s Healthy China 2030 initiative that seeks to provide cost-effective healthcare to more than 1.5 billion people . Disease prevention is critical to cost control as treatments for early stage disease carry a lower cost and result in better health outcomes.  Our efforts to enter the Chinese markets include becoming more actively involved with Chinese healthcare providers and working with a significant U.S. based Asian medical distribution network expert.

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

Our Australian Company Number (ACN) is 009 212 328.  Our Australian Business Number (ABN) is 17 009 212 328.  We operate pursuant to our constitution, the Australian Corporations Act 2001, the Listing Rules of the Australian Securities Exchange, the Marketplace Rules of The Nasdaq Stock Market, and where applicable, local, state and federal legislation in the countries in which we operate.

Item 4.B                 Business Overview

Description of our Business

Founded in 1989, Genetic Technologies listed its Ordinary Shares on the ASX (GTG) in 2000 and its ADSs on Nasdaq’s Capital Market (GENE) in 2005.  Genetic Technologies is a molecular diagnostics company that offers predictive testing and assessment tools to help physicians proactively manage women’s health.  The Company’s legacy product, BREVAGenplus, was a clinically validated risk assessment test for non-hereditary breast cancer and was first in its class. BREVAGenplus improved upon the predictive power of the first generation BREVAGen test and was designed to facilitate better informed decisions about breast cancer screening and preventive treatment plans. BREVAGenplus expanded the application of BREVAGen from Caucasian women to include African-Americans and Hispanics, and was directed towards women aged 35 years or above who have not had breast cancer and have one or more risk factors for developing breast cancer.

The Company successfully launched the first generation BREVAGen test across the U.S. via its U.S. subsidiary Phenogen Sciences Inc., and believes the addition of BREVAGenplus, launched in October 2014, significantly expanded the applicable market.  The Company marketed BREVAGenplus to healthcare professionals in comprehensive breast health care and imaging centers, as well as to obstetricians/gynecologists (OBGYNs) and breast cancer risk assessment specialists (such as breast surgeons).

In May 2019, the Company announced that it had developed two new cancer risk assessment tests branded as ‘GeneType for Colorectal Cancer’ and ‘GeneType for Breast Cancer’. The new breast cancer test provides substantial improvement over the Company’s legacy breast cancer test BREVAGenplus, by incorporating multiple additional clinical risk factors. This test will provide healthcare providers and their patients with a 5-year and lifetime risk assessment of the patient developing breast cancer.  The colorectal cancer test will provide healthcare providers and their patients a 5-year, 10-year, and lifetime risk assessment of the patient developing colorectal cancer.

With the release of these two ground breaking predictive genetic tests, and a pipeline of new tests under development, the Company is poised to increase collaboration with world-leading genetics institutes and research facilities and to commence product distribution in multiple jurisdictions including the U.S. and China.

The Company’s Genetic Testing Business

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

In April 2010 we purchased various assets from Perlegen Sciences, Inc. of Mountain View, California, which included a breast cancer non-familial risk assessment test, BREVAGen™.  We then began validating the test in our Australian laboratory and initiated the process for obtaining CLIA certification which would enable the Company to undertake the testing of samples received from the U.S. market. By July 2010, a new U.S. subsidiary named Phenogen Sciences Inc. had been incorporated by the Company in Delaware to market and distribute the BREVAGen™ test across the United States.

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

GeneType for Breast Cancer; a State-of-the-Art Breast Cancer Risk Assessment Test designed to enable a more personalized breast cancer risk assessment in a greater number of women

The identification, in 2007, of a number of single nucleotide polymorphisms (SNPs), each with an associated small relative risk of breast cancer, led to the development of the first commercially available genetic risk test for sporadic breast cancer, BREVAGenTM.  The Company launched the product in the U.S. in June 2011.  In October 2014, we released our next generation breast cancer risk assessment test, BREVAGenplus.  This new version of the test incorporated a 10-fold expanded panel of genetic markers (SNPs), known to be associated with the development of sporadic breast cancer, providing an increase in predictive power relative to its first-generation predecessor test.  In addition, the new test was clinically validated in a broader population of women including, African American and Hispanic women. This increased the applicable market beyond the Caucasian only indication of the first generation test, and simplified the marketing process in medical clinics and breast health centres in the U.S.

The expanded panel of SNPs incorporated into our breast cancer tests were identified from multiple large-scale genome-wide association studies and subsequently tested in case-control studies utilising specific Caucasian, African American and Hispanic patient samples.

BREVAGenplus was a first-in-class, clinically validated, predictive risk test for sporadic breast cancer which examined a woman’s clinical risk factors, combined with seventy seven scientifically validated genetic biomarkers (SNPs), to allow for more personalised breast cancer risk assessment and risk management.

In May 2019, we announced the development of our next generation breast cancer risk assessment test, ‘GeneType for Breast Cancer’. The new breast cancer test provides substantial improvement over our legacy breast cancer test BREVAGenplus by incorporating multiple additional clinical risk factors. This test will provide healthcare providers and their patients with a 5-year and lifetime risk assessment of the patient developing breast cancer.

Germline genetic testing for mutations in BRCA1 and BRCA2 allows for the identification of individuals at significantly increased risk for breast and other cancers. However, such mutations are relatively rare in the general population and account for less than 10% of all breast cancer cases.   The remaining 90% of non-familial or sporadic

breast cancer have to be defined by other genetic/clinical markers common to the population at large and this is where we have focused our attention.

The newly developed ‘GeneType for Breast Cancer’ test is aimed at risk detection of non-BRCA related sporadic breast cancer (that is, for those women who do not have an identified family history of breast cancer). Importantly, this means that our new test covers 95% of women.

GeneType for Colorectal; a State-of-the-Art Risk Assessment Test for Colorectal Cancer.

Next generation risk assessments combine multiple clinical and genetic risk factors to better stratify individuals at increased risk of developing disease. ‘GeneType for Colorectal Cancer’ incorporates the most impactful risk factors in order to define an individual’s risk of developing colorectal cancer, so the healthcare provider can make screening and preventative care recommendations that are tailored to their patient’s personalised risk.

Colorectal cancer is the third most commonly diagnosed cancer in the U.S., yet 1 in 3 adults are not receiving the appropriate colorectal cancer screening for their age. In addition, rates of colorectal cancer among 20-49 year olds is steadily increasing. Identifying patients who are most at risk for colorectal cancer can lead to enhanced screening protocols and better outcomes. Most individuals diagnosed with colorectal cancer do not have a significant family history of the disease. ‘GeneType for Colorectal Cancer’ evaluates the genometric risk of developing colorectal cancer for men and women over age 30 who do not have a known pathogenic gene variant.

In sporadic colorectal cancer, no single gene mutation is causal of disease. Rather, common DNA variations or SNPs, each contribute a small but measurable risk of developing disease. ‘GeneType for Colorectal Cancer’ analyses a patient’s DNA for more than 40 SNPs that have been clinically validated in their association with colorectal cancer. By combining the effects of all of these SNPs into a single polygenic risk score (PRS), ‘GeneType for Colorectal Cancer’ will provide a superior risk stratification over standard risk assessments that incorporate only clinical factors.

‘GeneType for Colorectal Cancer’ is clinically validated for men and women 30 years of age or older and for individuals of Caucasian descent.  We intend to provide updates as we continuously improve our tests and add fully validated models for additional ethnicities.

Government Regulations

CLIA AND FDA Regulations

In April 2011, we obtained certification of our Australian laboratory under the U.S. Clinical Laboratories Improvements Amendments of 1988 (“CLIA”), as regulated by the Centers for Medicare and Medicaid in Baltimore, Maryland.  This certification enables the Company to accept and test samples from U.S. residents, and was the culmination of preparations required for the U.S. launch of the Company’s BREVAGen™  test which occurred in June 2011.

In July 2013, the Company was inspected by a representative of the New York State Department of Health, Clinical Laboratory Evaluation Program (“CLEP”).  The Company’s laboratory received an inspection result with no deficiencies reported and, on August 30, 2013, the Company announced that it had received its Clinical Laboratory Permit (CLEP) from the New York State Department of Health.  This permit, which allows the Company to offer its risk assessment tests to residents of New York State, completed the final out-of-state licensure allowing the Company to provide testing services to all 50 U.S. states.

From its headquarters in Melbourne, Victoria, the Company’s laboratory holds a number of accreditations including:

•                 The CLIA license required for all laboratories offering testing the U.S.;

•                 The CLEP license, an additional certification required to offer tests in New York State; and

•                 A Medical Device Establishment License (MDEL) required for Canada.

Physicians who order clinical tests for their patients have historically represented the primary source of our testing volume. Fees invoiced to patients and third parties are based on our fee schedule, which may be subject to limitations imposed by third-party payers. The clinical laboratory industry is highly regulated and subject to significant and changing Federal and state laws and regulations. These laws and regulations affect key aspects of our business, including licensure and operations, billing and payment for laboratory services, sales and marketing interactions with ordering physicians, security and confidentiality of health information, and environmental and occupational safety.  Oversight by government officials includes regular inspections and audits.  We seek to and believe that we do conduct our business in compliance with all applicable laws and regulations.

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

We believe the Company is in compliance with all applicable federal and state laboratory requirements. Under CLIA, we remain subject to state and local laboratory regulations.   CLIA provides that a state may adopt laboratory regulations that are more stringent than those under federal law, and some states require additional personnel qualifications, quality control, record maintenance and other requirements.

Although the U.S. Food and Drug Administration (“FDA”) has consistently claimed that it has the authority to regulate laboratory-developed tests (“LDTs”) such as ours, that are developed, validated and performed only by a CLIA certified laboratory, it has historically exercised enforcement discretion in not otherwise regulating most LDTs and has not required laboratories that furnish LDTs to comply with the agency’s requirements for medical devices (e.g., establishment registration, device listing, quality systems regulations, premarket clearance or premarket approval, and post-market controls).  More recently, the FDA has indicated that it will apply a risk-based approach to determine the regulatory pathway for all in-vitro diagnostics, which includes LDTs, as it does with all medical devices. Accordingly, the regulatory pathway for our LDTs will depend on the level of risk to patients, based on the intended use of the LDT and the controls necessary to provide a reasonable assurance of the LDTs safety and effectiveness. The two primary types of marketing pathways for medical devices are clearance of a premarket notification under Section 510(k) of the Federal Food, Drug, and Cosmetic Act, or 510(k), and approval of a premarket approval application, or PMA.

HIPAA and other privacy laws

The Health Insurance Portability and Accountability Act of 1996 (“HIPAA”), established comprehensive federal standards for the privacy and security of health information. The HIPAA standards apply to three types of organizations: health plans, healthcare clearing houses, and healthcare providers that conduct certain healthcare transactions electronically (“Covered Entities”).  Title II of HIPAA, the Administrative Simplification Act, contains provisions that address the privacy of health data, the security of health data, the standardization of identifying numbers used in the healthcare system and the standardization of certain healthcare transactions.  The privacy regulations protect medical records and other protected health information by limiting their use and release, giving patients the right to access their medical records and limiting most disclosures of health information to the minimum amount necessary to accomplish an intended purpose.  The HIPAA security standards require the adoption of administrative, physical, and technical safeguards and the adoption of written security policies and procedures.

On February 17, 2009, Congress enacted Subtitle D of the Health Information Technology for Economic and Clinical Health Act, or HITECH, provisions of the American Recovery and Reinvestment Act of 2009.  HITECH expanded and strengthened HIPAA, created new targets for enforcement, imposed new penalties for noncompliance and established new breach notification requirements for Covered Entities.  Regulations implementing major provisions of HITECH were finalized on January 25, 2013 through publication of the HIPAA Omnibus Rule (the “Omnibus Rule”).

Under HITECH’s breach notification requirements, Covered Entities must report breaches of protected health information that has not been encrypted or otherwise secured in accordance with guidance from the Secretary of the U.S. Department of Health and Human Services (the “Secretary”).  Required breach notices must be made as soon as is reasonably practicable, but no later than 60 days following discovery of the breach.  Reports must be made to affected individuals and to the Secretary and, in some cases depending on the size of the breach; they must be reported through local and national media.  Breach reports can lead to investigation, enforcement and civil litigation, including class action lawsuits.

In addition to the federal privacy and security regulations, there are a number of state laws regarding the privacy and security of health information and personal data that are applicable to clinical laboratories.  Many states have also implemented genetic testing and privacy laws imposing specific patient consent requirements and protecting test results by strictly limiting the disclosure of those results.  State requirements are particularly stringent regarding predictive genetic tests, due to the risk of genetic discrimination against healthy patients identified through testing as being at a high risk for disease.  We believe that we have taken the steps required of us to comply with health information privacy and security statutes and regulations, including genetic testing and genetic information privacy laws in all jurisdictions, both state and federal.  However, these laws constantly change and we may not be able to maintain compliance in all jurisdictions where we do business.  Failure to maintain compliance, or changes in state or federal laws regarding privacy or security could result in civil and/or criminal penalties, significant reputational damage and could have a material adverse effect on our business.

Environmental and Safety Laws and Regulations

We are subject to laws and regulations related to the protection of the environment, the health and safety of employees and the handling, transportation and disposal of medical specimens, infectious and hazardous waste and radioactive materials.  For example, the U.S. Occupational Safety and Health Administration (“OSHA”) has established extensive requirements relating specifically to workplace safety for healthcare employers in the U.S.  This includes requirements to develop and implement multi-faceted programs to protect workers from exposure to blood-borne pathogens, including preventing or minimizing any exposure through needle stick injuries.  For purposes of transportation, some biological materials and laboratory supplies are classified as hazardous materials and are subject to regulation by one or more of the following agencies: the U.S. Department of Transportation, the U.S. Public Health Service, the United States Postal Service and the International Air Transport Association.  We generally use third-party vendors to dispose of regulated medical waste, hazardous waste and radioactive materials and contractually require them to comply with applicable laws and regulations.

Our operations are also subject to environmental regulations under Australian State legislation.  In particular, the Company is subject to the requirements of the Environment Protection Act 1993.  A license has been obtained under this Act to produce listed waste.

Transparency Laws and Regulations

A federal law known as the Physician Payments Sunshine Act (the “Sunshine Act”) requires medical device manufacturers to track and report to the federal government certain payments and other transfers of value made to physicians and teaching hospitals and ownership or investment interests held by physicians and their immediate family members.  There are also state “sunshine” laws that require manufacturers to provide reports to state governments on pricing and marketing information.  Several states have enacted legislation requiring medical device manufacturers to, among other things, establish marketing compliance programs, file periodic reports with the state, make periodic public disclosures on sales and marketing activities, and such laws may also prohibit or limit certain other sales and marketing practices.  These laws may adversely affect our sales, marketing, and other activities by imposing administrative and compliance burdens on us.  If we fail to track and report as required by these laws or to otherwise comply with these laws, we could be subject to the penalty provisions of the pertinent state and federal authorities.

Product Distribution

Despite significant resource allocation and efforts by a dedicated sales team, sales of BREVAGenplus were insufficient to defray the costs of the sales team.  By late 2017, management decided that its sales strategy was not working and disbanded much of the sales infrastructure in the U.S. and transitioned to an ecommerce based solution that allowed consumers to initiate testing online.  Management then designed a “pivot plan” in an effort to reposition the Company, refine and improve products and reload with a newly developed approach to market.  We intend to introduce the new ‘GeneType for Colorectal Cancer’ and ‘GeneType for Breast Cancer’ genetic tests to healthcare providers through a global network of distribution partners. To this end, we have entered into a distribution agreement with Translational Genomics Research Institute (“TGen”), an Arizona based world leading non-profit biomedical research institute dedicated to conducting ground-breaking genetic research and Hainan Resort Software Company to focus on the Asian market by identifying and introducing us to health distribution networks and genetic laboratory facilities in China.

Although we are currently not yet selling our new products, we have maintained a limited number of personnel in North Carolina and Texas. These employees have maintained their connections to health influencers and clinicians in the US. The Company intends to utilize these staff when it reloads its U.S. distribution strategy, now underway.

Reimbursement and Clinical Studies

Prior to April 2017, our payment model relied on a traditional reimbursement system by Preferred Provider Organizations (“PPOs”) and other third party payers, which required credentialing our products with those payers. With effect from April 1, 2017, the Company transitioned to a direct patient self-pay program. Converting to a direct pay relationship with patients was aimed at providing economic and process certainty to the transaction for the healthcare provider and the patient.  The change eliminated reimbursement issues from PPO and other third-party payors, including low levels of reimbursement, prolonged payment time, patient confusion around eligibility and financial responsibility and poor coverage.

This shift also has reduced our reliance on clinical utility studies that had been designed as a means to achieve reimbursement coverage through the private insurers.   We recognize however  that scientific papers are an essential marketing tool, and that scientific and clinical data are key drivers in to help strengthen our commercial position. We intend to  explore opportunities to engage in further research collaborations to support clinical utility.  Physicians and the major breast health centers seek multiple points of confirmation that the medical device works as intended and leads to a meaningful improvement in women’s health.  Therefore, the more papers that are published regarding our genetic tests, profiling product performance characteristics including clinical validity and utility, the more likely physicians will be to use the tests.

The Company had previously conducted multiple scientific studies to develop and validate the first generation BREVAGen test and also created two health economic models to demonstrate potential cost savings and health benefits associated with the BREVAGen test. Importantly, the research undertaken and published based on the original version of our test remains applicable to our new GeneType for Breast Cancer and GeneType for Colorectal Cancer tests.

Research & Development Projects

During the year ended June 30, 2019, we supported the following research and development programs, details of which are provided below:

•                  Breast Cancer Risk Assessment Test (GeneType for Breast Cancer)

•                  Colorectal Cancer Risk Assessment Test (GeneType for Colorectal Cancer)

•                  Research collaboration with Translational Genomics Research Institute (“TGen”)

•                  Research Agreement executed with Memorial Sloan Kettering New York Cambridge University

•                  Research collaboration with The Ohio State University

•                  Expanded range of other cancer and disease target predictive risk assessment tests

In previous years, other projects, which have since been terminated or otherwise commercialized, have also been supported by the Company. The Company is constantly seeking new opportunities and plans to focus more on research and development activities in the future. In addition, we plan on having our science and management team engage with the world’s leading scientific experts working on predictive genetic testing and its role within world health systems. Historically, some projects have arisen from new inventions made by the Company while some have been made by others who have approached the Company seeking collaboration and support for their activities.

Collaboration with the University of Melbourne

On November 29, 2016, we announced the signing of an exclusive worldwide license agreement with The University of Melbourne for the development and commercialization of a novel colorectal cancer (CRC) risk assessment test.  The core technology behind this test was developed by a research team at the University’s Centre for Epidemiology and Biostatistics, with results from preliminary modelling studies first published online in Future Oncology on 1 February 2016, in a Paper entitled “Quantifying the utility of single nucleotide polymorphisms to guide colorectal cancer screening,” 2016 Feb: 12(4), 503-13. This simulated case-control study of 1 million patients indicated that a panel of 45 known susceptibility SNPs can stratify the population into clinically useful CRC risk categories. In practice, the technology could be used to identify people at high risk for CRC who should be subjected to intensive screening, ultimately reducing the risk of occurrence and death from the disease. Those identified as low risk of CRC can be spared expensive and invasive screening, thereby preventing adverse events and unjustified expenses.

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

TGen Collaboration

TGen is an Arizona-based, non-profit biomedical research institute dedicated to conducting ground-breaking research with life-changing results. TGen works to unravel the genetic components of common and complex diseases, including cancer, neurological disorders, infectious disease, and rare childhood disorders. TGen is affiliated with City of Hope in Duarte, California, a world-renowned independent research and treatment center for cancer, diabetes and other life-threatening diseases.  During 2019 we entered into agreements with TGen under which TGen will conduct a clinical study of GeneType Breast and Colorectal Cancer GRSs tests developed by Genetic Technologies Limited utilizing TGen’s extensive network of cancer centre clinicians.

We also intend to work with TGen in the development of a commercialisation strategy and infrastructure development for a suite of polygenic risk tests to be made available in the U.S.  The clinical trials to be conducted will require the Company to invest a modest amount of financial resource to demonstrate and document clinical utility and practitioner acceptance.

Research Collaboration Memorial Sloan Kettering New York Cambridge University

In early 2019, our U.S. subsidiary entered into a Research Agreement with Memorial Sloan Kettering Cancer Center of New York and the University of Cambridge. This collaborative research study is to be led by Mark Robson, MD, Chief of the Breast Medicine Service at Sloan Kettering. The study is intended to assess whether the provision of individual risk information informed by a polygenic risk score reduces decisional conflict among BRCA mutation carriers considering preventive surgery.

We believe this collaboration will benefit the Company by its engagement and collaboration with high profile cancer genetics researchers who are at the forefront of risk assessment research, and by providing us with data that may potentially be beneficial in developing additional risk assessment products.

Research Collaboration with The Ohio State University

On June 15, 2017 the Company executed a Clinical Study Agreement with The Ohio State University, Technology Commercialization Office and Division of Human Genetics. This is an

“investigator-initiated” study in which the Company was approached to be the collaborating partner, reflecting the growing awareness of the Company’s expertise in SNP-based risk assessment.

Under this Agreement, we will supply novel SNP-based genotyping for a clinical research study, through our CLIA laboratory facility, on a fee for service basis. The Company will be responsible for the development and validation of the new assay, although the fundamental technology is similar to the BREVAGenplus test and will fit synergistically into the Company’s existing laboratory infrastructure and processes. Importantly, if the first phase of the study is successful, several other major genetics centers in the U.S. have expressed an interest in joining the study.

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

Collaboration with Shivom

The Company entered into an agreement with Shivom in March 2018. Shivom is a biotechnology data and analysis company that optimizes the way DNA is shared, secured and analysed.  Under our agreement, Shivom would provide genetic population data for the development of an Indian market polygenic predictive diabetes test to be developed by us, as well as future genetic tests we develop, and our CLIA laboratory facilities would be used develop a regulatory approval strategy for the distribution of completed products. To date, the parties have not commenced development activities under this agreement.

Competition

The medical diagnostics and biotechnology industries are subject to intense competition.  As more information regarding cancer genomics and personalized medicine becomes available to the public, we anticipate that more products aimed at identifying cancer risk will be developed and that these products may compete with ours. However, the use of Single Nucleotide Polymorphisms (SNPs), for disease risk prediction is still a relatively new field of medicine.

Until recently, there have been no active direct competitors marketing an assay similar to that of our breast cancer risk assessment products in the sporadic breast cancer risk assessment space. However, in March 2019, Genomics PLC announced that it was developing polygenic risk tests for several common diseases including breast cancer. In addition, Myriad Genetic Laboratories Inc. announced in December 2017 that it will market a new breast cancer risk-prediction tool, which we believe will compete with our GeneType for Breast Cancer test. Similarly, Ambry Genetics Corporation sells a precision risk tool that provides lifetime breast cancer risk information. Other organizations such as 23andMe and Color Genomics in the U.S. have also over the past few years developed SNP based risk tests that whilst not currently direct competitors to our products, are attracting significant consumer interest.

In recent years, a number of other organizations, including deCODE (Iceland), 23andMe, Intergenetics, and Navigenics (subsequently acquired by Life Technologies — now ThermoFisher) have attempted to commercialize SNP-based genetic tests, to both physicians and consumers, to assess sporadic breast cancer risk in relevant patient populations.  But either due to a lack of adequate and compelling scientific validation, and/or sufficient commercial impetus and capability, these efforts have led to lackluster market adoption, resulting in either the dissolution of these businesses or a marked change in their strategy. New entrants that we are aware of that are in early stages of product development include Counsyl Inc. and Invitae Corporation in the U.S.

There are also a number of academic centers and affiliated research and development bodies, in the U.S. and in Europe, that are reportedly exploring the validity and clinical viability of SNP-based commercial tests in the clinical setting, but it is unclear to what extent these entities currently represent  a direct or indirect potential

competitive liability to the Company.   A number of established, mature laboratory services companies, such as Ambry Genetics, and Laboratory Corporation of America, among others, have the demonstrable product development, marketing skill and resources to enter into this market for sporadic breast cancer risk assessment. Many of these larger potential competitors have already established name and brand recognition and more extensive collaborative relationships, but again, it is unclear to what extent these potential competitive threats could manifest in the near-to-long term.

Our competitive position in the genetic testing area is based upon, amongst other things, our ability to:

•             continue to strengthen and maintain scientific credibility through the process of obtaining scientific validation through clinical trials supported by peer-reviewed publication in medical journals;

•             create and maintain scientifically-advanced technology and offer proprietary products and services;

•             continue to strengthen and improve the messaging regarding the importance and value that our cancer risk assessment tests provides to patients and physicians;

•             diversify our product offerings in disease types other than breast cancer;

•             obtain and maintain patent or other protection for our products and services;

•             obtain and maintain required government approvals and other accreditations on a timely basis; and

•             successfully market our products and services.

If we are not successful in meeting these goals, our business could be adversely affected.  Similarly, our competitors may succeed in developing technologies, products or services that are more effective than any that we are developing or that would render our technology and services obsolete, noncompetitive or uneconomical.

Item 4.C                        Organizational Structure

The diagram below shows our corporate structure of the as of the date of this Annual Report.  All of our subsidiaries in the chart below are wholly-owned.

Item 4.D                                                Property, Plant and Equipment

As at date of this Report, the Company has executed two leases in respect of premises occupied by the Company.

Fitzroy, Victoria

We rent offices and laboratory premises located at 60-66 Hanover Street, Fitzroy, Victoria, Australia (an inner suburb of Melbourne) from Crude Pty. Ltd.  The three year lease is due to expire on August 31, 2021.  The total rental charge in respect of the year ended June 30, 2019 was approximately $208,445.

Charlotte, North Carolina

Phenogen Sciences Inc., our U.S. subsidiary, rents office premises which are located at 9115 Harris Corners Parkway, Suite 320, Charlotte, North Carolina, U.S. from New Boston Harris Corners LLC. This lease expired on October 31, 2017. It was then followed by a month to month lease, which was terminated during the 2019 fiscal year. The total rental charge in respect of the year ended June 30, 2019, based on the month to month lease, was approximately USD 20,154.  Phenogen Sciences Inc. entered into a two year lease agreement effective July 23, 2018 for premises situated at Suite 157, 1300 Baxter Street, Charlotte, North Carolina.

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

Item 5.A                        Operating Results

Overview

Founded in 1989, Genetic Technologies is an established Australian-based molecular diagnostics company that offers predictive genetic testing and risk assessment tools, with a current focus on women’s health. During the year ended June 30, 2015 the Company divested its interest in other genetic testing services, which up until then, together with licensing of non-coding technology, had provided the main source of income to fund operations, to concentrate on the principal activity of the provision of molecular risk assessment tests for cancer.

The Company’s revenues during its years ended June 30, 2019, 2018 and 2017 were generated principally by sales of its BREVAGenplus  breast cancer risk assessment test.  However, during 2017, management determined that sales of this product were insufficient to defray the costs of the sales team.  By late 2017, management decided that its sales strategy was not working and disbanded much of the sales infrastructure in the U.S. and transitioned to an ecommerce based sales solution.  Management then designed a “pivot plan” in an effort to reposition the Company and refine and improve products and reload with a newly developed approach to market.  To that end, the Company intends to introduce its new ‘GeneType for Colorectal Cancer’ and ‘GeneType for Breast Cancer’ genetic tests to healthcare providers through a global network of distribution partners. The Company is currently not yet selling its new products, and as a result, sales currently and during its year ended June 30, 2019 were minimal.

The Company employs a limited number of personnel in North Carolina and Texas, which it intends to utilize when it is ready to distribute its new products in the U.S. In addition, the Company is in discussion with a U.S. firm specializing in connecting western medical firms with Asian distribution partners.

Since inception up to June 30, 2019, we have incurred $129,787,550 in accumulated losses.  Our losses have resulted principally from costs incurred in research and development, general and administrative and sales and marketing costs associated with our operations. Further losses are anticipated as the Company continues to invest in new genetic testing product research and development, and explore optimal distribution methodologies to commercialise its product offering.  Refer to the Consolidated Statements of Operations in Item 18.

Fiscal year

As an Australian company, our fiscal, or financial, year ends on June 30 each year.  We produce audited consolidated accounts at the end of June each year and furnish half-yearly accounts for the periods ending on December 31 each year, both of which are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

Recent Accounting Pronouncements

In respect of the year ended June 30, 2019, the Company has assessed all new accounting standards mandatory for adoption during the current year, noting no new standards which would have a material effect on the disclosure in these financial statements.  There has been no effect on the profit and loss or the financial position of the Company.  Certain new accounting standards and interpretations have been published that are not mandatory for June 30, 2019 reporting periods.  The Company’s assessment of the impact of these new standards and interpretations is set out in Note 2(b) of the attached financial statements.

Critical Accounting Policies

The accounting policies which are applicable to the Company are set out in Notes 2(c) to 2(w) of the attached financial statements.

Comparison of the year ended June 30, 2019 to the year ended June 30, 2018

Revenues from operations

During the 2019 financial year, the Company’s consolidated gross revenues from continuing operations, excluding other revenue, was $25,444 compared to $189,254 in the preceding year.   Revenues decreased as a result of management’s determination to discontinue sales of its legacy BREVAGenplus product and develop its new products. The Company expects sales to increase once distribution of its GeneType for Breast Cancer and GeneType for Colorectal Cancer commences later in the 2020 financial year.

Cost of sales

Our cost of sales from continuing operations decreased by 7.93% from $300,088 to $276,267. BREVAGenplus direct materials utilized decreased by 40% from $93,869 to $55,995 as a result of the reduced number of samples received. Depreciation expense attributable to the laboratory testing equipment decreased by $10,373 whilst direct labour costs increased by $14,911 as a result of a continued streamlining of the laboratory team to match the reduced samples received. There was a decrease in inventories written off of $9,515 in 2019.

Selling and marketing expenses

Selling and marketing expenses decreased by $490,327 (46%) to $576,077 during the 2019 financial year. Personnel related costs decreased by $185,807 (38%) following the wind-down of direct to customer sales activity in the U.S. associated with the legacy BREVAGenplus product. Other decreases relate to lower rental costs, airfares, conference costs during the year.

General and administrative expenses

General and administrative expenses (excluding net foreign currency losses) increased by $814,380 (27%) to $3,830,198 during the financial year.  The increase is mainly due to increase in spending on legal (73%) and compliance costs (32%), insurance (25%), printing (135%) and accounting, tax and audit related costs (21%) due to higher compliance and legal activities affecting the company in the current period.

Laboratory, research and development costs

Laboratory, research and development costs increased by $150,264 (7%) to $2,360,762 during the 2019 financial year. Laboratory, research and development costs increased due to the intensive research and development effort to develop the GeneType for Breast Cancer and GeneType for Colorectal Cancer genetic tests, which concluded in May 2019. The Company is continuing research and development activities on the following genetic tests:

•                  Cardiovascular Disease — target launch late 2019

•                  Type 2 Diabetes — target launch late 2019

•                  Prostate Cancer - 2020

•                  Melanoma - 2020

Finance costs

Finance costs decreased by $8,812 (30%) to $20,031 during the 2019 year. Finance costs incurred in 2019 and 2018 were primarily bank charges.

Non-Operating income and expenses

Other income and expenses included the following movements:

Research and development tax credit of $856,706 in the current financial year increased by $557,356. The research tax credit is recognized on an accrual basis when realizable. The higher research and development tax credit is due to higher eligible research expenditure during the period ended June 30, 2019 as the Company has progressed development of its two new cancer risk assessment tests, and the proportion of costs associated with sales activities has declined.

Other gains/losses

•     A net foreign currency gain of $92,518 (2018; gain of $128,360) was recorded for the year. The profit is primarily driven by the translation of US dollar cash reserves to Australian dollars at June 30, 2019.

•     An impairment expense of $500,000 was recognized in the current year ending June 30, 2019 (2018: $ Nil) relating to the impairment of investments in Swisstec and Blockshine Health Pty Ltd.

Comparison of the year ended June 30, 2018 to the year ended June 30, 2017

Revenues from operations

During the 2018 financial year, the Company generated consolidated gross revenues from continuing operations, excluding other revenue, of $189,254 compared to $518,506 in the preceding year.  The overall decline of $329,252 is as a result of a $197,734 reduction in previously accrued BREVAGenplus revenues, driven by ongoing reduced test samples and collection rates, with the balance of $131,518 of the differential directly attributable to a decrease in the overall combined sales of BREVAGenplus tests. Samples received for BREVAGenplus tests during 2018 were 405 compared to 895 in the previous financial year.

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

Cost of sales

Our cost of sales from continuing operations decreased by 39% from $492,417 to $300,088. BREVAGenplus direct materials utilized decreased by 45% from $172,070 to $93,869 as a result of the reduced number of samples received. Depreciation expense attributable to the laboratory testing equipment decreased by $5,286 whilst direct labour costs decreased by $64,077 as a result of a continued streamlining of the laboratory team to match the reduced samples received. There was a decrease in inventories written off of $44,765 in 2018, which included BREVAGenplus materials that had expired during the year of $24,506.

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

Laboratory, research and development costs

Laboratory, research and development costs decreased by $155,836 (7%) to $2,210,498 during the 2018 financial year. As a result of lower test samples received, there was a reduction in 1 part time position, and 1 full time positions resigned during the year, which when combined with reductions in headcount in the previous year, resulted in a decrease in employee related costs of $216,041 (26%) to $611,888. Patent & legal costs increased by $95,320 (22%) to $534,235 as the Company continued to strengthen its patent portfolio around the BREVAGenplus technology and Colorectal Cancer research project. Laboratory materials related to in-house research and development work performed on the BREVAGenplus, CRC and other projects increased by $182,767 to $220,809. This was offset by a decrease of $100,000 (100%) in fees payable to the University of Melbourne as part of the Colorectal Cancer research project.

Finance costs

Finance costs decreased by $3,152 (10%) to $28,843 during the 2018 year. Finance costs incurred in 2018 and 2017 were primarily bank charges.

Non-Operating income and expenses

Other income and expenses included the following movements:

•                  Research and development tax credit of $299,351 in the 2018 financial year increased by $46,192. The research tax credit is recognized on an accrual basis when realizable.  There was an increase in laboratory supplies used in research activities of $182,767 as the Company refocused on the BREVAGenplus and CRC projects in the second half of the year, whilst license fees payable to the University of Melbourne for the CRC project decreased by $100,000.

•                  Export Marketing And Development Grant of $126,907 for eligible expenditure related to 2016 and 2017 was received during 2018. The grant was not previously recognized by the Company as there was no reasonable assurance of receipt.

•                  A net foreign currency gain of $128,360 (2017; loss of $175,871) was recorded for the year. The profit is primarily driven by the translation of US dollar cash reserves to Australian dollars at June 30, 2018.

•                  An impairment expense of $544,694 was recognized in the prior year ending June 30, 2017 (2018: $ Nil) relating to the BREVAGen intangible assets was recognized. The assets have were impaired in line with IAS 36, Impairment of assets and the Company’s accounting policy.

Item 5.B                        Liquidity and Capital Resources

Summary

Since inception, our operations have been financed primarily from capital contributions by our stockholders, proceeds from our licensing activities and revenues from operations, grants, and interest earned on the Company’s cash and cash equivalents. Currently our overall cash position depends on completion of our research and development activities, overall market acceptance of and revenue generated by our new genetic testing products. The Company’s cash and cash equivalents were $2,131,741 as of June 30, 2019.

During the year ended June 30, 2019, we incurred comprehensive losses of $6,401,936.  During the year ended June 30, 2018, we incurred comprehensive losses of $5,986,838. During the year ended June 30, 2017, we incurred comprehensive losses of $8,534,481.

During the year ended June 30, 2019, the Company’s net cash flows used in continuing operations were $6,073,182. During the year ended June 30, 2018, the Company’s net cash flows used in continuing operations were $5,636,533. During the year ended June 30, 2017, the Company’s net cash flows used in continuing operations were $6,852,404.

Management expects increased cash outflows from operations during the 2020 financial year as the Company continues to invest resources in expanding research and development activities in its suite of genetic screening tests targeting both cancer and non-oncological diseases, and exploring distribution opportunities in the U.S. and Asia.   As a result of these expected cash outflows, the Company is seeking to raise equity financing in the second quarter of the current fiscal year, although there can be no assurance that the Company will be successful in this regard.

Going Concern. The longer-term viability of the Company and its ability to continue as a going concern and meet its debts and commitments as they fall due is dependent on the satisfactory completion of planned equity raisings which are not guaranteed.  Due to our history of losses and cash outflows, and the uncertainty surrounding the timing, quantum or the ability to raise additional equity, there is a material uncertainty that casts significant doubt on the Company’s ability to continue as a going concern and therefore, that it may be unable to realise its assets and discharge its liabilities in the normal course of business.  In addition, the Company’s auditors have indicated in their report on our consolidated financial statements for the fiscal year ended June 30, 2019, that conditions exist that raise substantial doubt about our ability to continue as a going concern. However, we believe that the Company will be successful in raising required capital when needed, and accordingly, have prepared our financial statements on a going concern basis. As such, no adjustments have been made to the financial statements relating to the recoverability and classification of the asset carrying amounts or classification of liabilities that might be necessary should the Company not be able to continue as a going concern.

Operating Activities. Our net cash used in operating activities was $6,073,182, $5,636,533 and $6,852,404  for the years ended June 30, 2019, 2018 and 2017, respectively.  Cash used in operating activities for each period consisted primarily of losses incurred in operations reduced by impairment of intangible assets expenses, depreciation and amortization expenses, share based payments expenses, foreign exchange movements and unrealized profits and losses relating to investments.  In approximate order of magnitude, cash outflows typically consist of staff-related costs, marketing expenses, service testing expenses, general and administrative expenses, legal/patent fees and research and development costs.

Investing Activities. Our net cash  from/(used in) investing activities was $(524,460), $12,833 and $(143,384) for the years ended June 30, 2019, 2018 and 2017, respectively.  During the year ended June 30, 2019 the Company spent $50,309 towards purchase of computer equipment, furniture and leasehold improvements. During the year ended June 30, 2017, $52,650 was received from the sale of unutilized laboratory equipment that was superfluous to the requirements of the Company’s current operations following the 2015 divestment of the Heritage business. Apart from the purchase of plant and equipment of $50,309 in 2019, $2,385 in 2018 and  $234,799 in 2017, we had no other significant capital expenditures for the years ended June 30, 2019, 2018 and 2017.

Financing Activities. Our net cash from/(used in) financing activities was $3,126,162, $(9,963) and $7,110,049 for the years ended June 30, 2019, 2018 and 2017, respectively. During the year ended June 30, 2019, the Company generated cash flows of $3,557,509 from the issue Ordinary Shares less costs associated with the transactions of $431,347, and during 2018 no proceeds from share issues were received.

Operating leases

We are obligated under two operating leases that were in place at June 30, 2019.  These leases relate to the premises occupied by the Company in Fitzroy, Victoria, Australia and by its U.S. subsidiary, Phenogen Sciences Inc., in Charlotte, North Carolina, U.S.A.

The future minimum lease payments in respect of the two operating leases that were in place and had remaining non-cancellable lease terms as of June 30, 2019 were $516,628.

Item 5.C                            Research and Development, Patents and Licenses, etc.

Our principal business is biotechnology, with a historical emphasis on genomics and genetics, the licensing of our non-coding patents, reduction to practice of our fetal cell patents and expansion of the related service testing business. Research and development expenditure as below is reflective of the intense focus by the scientific and laboratory team to develop and market a suite of world-leading predictive genetic tests.

The following table details historic R&D expenditure by project.

	2019	2018	2017
	$	$	$
	(in A$)
RareCellect (1)	—	12,555	10,782
BREVAGenplus	228,643	266,723	216,121
Colorectal Cancer Risk Assessment Test	14,286	114,315	114,651
Ohio State University	—	48,377
Other general R&D	67,774	18,544	77,044
Total R&D expense	310,703	460,514	418,598
Other expenditure	7,160,114	5,634,088	8,847,846
Total expenditure	7,470,817	6,094,602	9,266,444
R&D as a % of total expenditure	4.17%	8%	5%

(1) The RareCellect project ceased during 2014. The costs incurred since then relate to legal fees associated with the patent portfolio.

Item 5.D                            Trend Information

See Item 5.A. “Operating Results” and Item 5.B. “Liquidity and Capital Resources” above.

Item 5E.                 Off-balance sheet arrangements

We are not a party to any material off-balance sheet arrangements.  In addition, we have no unconsolidated special purpose financing or partnership entities that are likely to create any material contingent obligations.

Item 5F.                  Information about contractual obligations

The table below shows the contractual obligations and commercial commitments as of June 30, 2019:

	0-1 year	>1-<3 years	>3-<5 years	>5 years
Operating lease commitments	$250,068	$266,560	$—	$—

The above financial obligations are in respect of leases over office and laboratory premises.

On July 3, 2018 the lease agreement for the Fitzroy premises in Melbourne was extended for 3 years from September 1, 2018 to August 31, 2021. In addition, Phenogen Sciences Inc. vacated the Harris Corners Parkway office in Charlotte in July 2018, and entered into a two year lease agreement effective July 23, 2018 for premises at 1300 Baxter Street, Suite 157, Charlotte, North Carolina.

Item 6.           Directors, Senior Management and Employees

Item 6.A        Directors and Senior Management

The Directors of the Company as of the date of this Annual Report are:

Dr Jerzy (George) Muchnicki (Interim Chief Executive Officer)

Dr Muchnicki was appointed to the Board on 31 January 2018 and was appointed Interim Chief Executive Officer on September 24, 2019.  Prior to his appointment as Interim Chief Executive Officer, was a part time Business Development Director for the Company. Dr. Muchnicki graduated from Monash University having held positions in private practice for some 25 years to head of student health at Melbourne University.  For the past 14 years he has been mostly involved in commercialisation and funding R&D in the biotechnology sector from gene silencing to regenerative medicine.

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

Dr Lindsay Wakefield, MBBS (Non-Executive)

Dr Wakefield was appointed to the Board on 24 September 2014.  He started Safetech in 1985 and over the next 25 years Safetech became a force in the Australian material handling and lifting equipment market, designing and manufacturing a wide range of industrial products.  In 1993, he left medicine to become the fulltime CEO of Safetech.  In 2006 Safetech was awarded the Telstra Australian National Business of the Year.  In 2013 Safetech merged and ultimately acquired Tieman Materials Handling. Dr. Wakefield continues as the CEO of Safetech.  It is Australia’s largest manufacturer and supplier of dock equipment, freight hoists and custom lifting solutions.  Safetech employs approximately 100 people. Dr. Wakefield has been a biotech investor for more than 20 years.

Mr Peter Rubinstein (Non-Executive)

Mr Peter Rubinstein was appointed to the Board on 31 January 2018.  He has over 20 years’ experience in early stage technology commercialisation through to public listings on the ASX.  He is a lawyer, having worked at one of the large national firms prior to moving in house at Montech, the commercial arm of Monash University. Mr Rubinstein has had significant exposure to the creation, launch and management of a diverse range of technology companies including in biotech, digital payments and renewable energy.  Peter is also Chairman of DigitalX Limited (DCC) and an advisor to Blockchain Global Limited.

Mr Nick Burrows (Non-Executive)

Mr Burrows was appointed to the Board on 1 September 2019. He is a contemporary independent Non-Executive Director across the listed, government and private sectors with significant expertise in corporate governance, and strategic, commercial, financial and risk management oversight.  His current diverse multi-sector portfolio includes Non-Executive Directorships of Clean Seas Seafood Limited, Metro Tasmania Pty Ltd, TasWater, and a number of private companies. Mr Burrows also provides board, governance, audit and risk advisory services to entities within the IT, tourism and hospitality, debt recovery, agribusiness, forestry, and Local/State Government sectors.  Mr Burrows  was Chief Financial Officer and Company Secretary of Tassal Group Limited for 21 years from 1988 to 2009 and accordingly brings to the Board strong independent c-suite commercial experience and the benefits of an extensive and contemporary senior executive ASX200 listed entity background.  Mr Burrows is a respective Fellow of the Australian Institute of Company Directors, Institute of Chartered Accountants Australia, Governance Institute of Australia Ltd and the Financial Services Institute of Australasia and is also a Chartered Accountant and Registered Company Auditor. Mr Burrows also served as National President of the Governance Institute of Australia in 2002 and served on their National Board for 6 years.

Senior Management

We have a professional team of qualified and experienced personnel, including a number of research and development scientists and technicians.  The Company currently has 15 full-time-equivalent employees in addition to the four part time executive Director and three Non-executive Directors listed above.

Mr. Phillip Hains, MBA, CA (Chief Financial Officer)

Phillip Hains was appointed as the Company’s Chief Financial Officer on  July 15, 2019. Mr. Hains is a Chartered Accountant and specialist in the public company environment. He has served the needs of a number of public company boards of directors and related committees. He has over 30 years’ experience in providing accounting, administration, compliance and general management services. He holds a Masters of Business Administration from RMIT and a Public Practice Certificate from the Institute of Chartered Accountants of Australia.

Mr. Justyn Stedwell (Company Secretary)

Justyn Stedwell was appointed as the Company Secretary on July 15, 2019. Mr. Stedwell is a professional Company Secretary consultant with over 10 years’ experience acting as a Company Secretary of ASX listed companies across a wide range of industries. He is currently the Company Secretary of several ASX listed companies.

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

Item 6.B      Compensation

Details of the nature and amount of each major element of the compensation of each director of the Company and each of the named officers of the Company and its subsidiaries, for services in all capacities during the financial year ended June 30, 2019 are listed below.  All figures are stated in Australian dollars (AUD).

		Short-term		Post-employment	Other long-term	Share-based
Name and title of	Year	Salary/fees	Other	Superannuation*	benefits	Options	Totals
Non-Executive Directors		A$	A$	A$	A$	A$	A$
Dr Lindsay Wakefield	2019	67,462	—	6,409	—	5,615	79,486
Mr Peter Rubinstein	2019	67,462	—	6,409	—	7,486	81,357
Mr Xue Lee (1)	2019	58,330	—	5,541	—	28,849	92,720
Totals		193,254	—	18,359	—	41,950	253,563

(1) Mr Lee resigned as a Non-executive Director on July 9, 2019.

		Short-term		Post-employment	Other long-term	Share-based	Termination
Name and title of	Year	Salary/fees	Other	Superannuation*	benefits**	Options ***	benefits	Totals
Executives Directors		A$	A$	A$	A$	A$	A$	$A

Dr Paul Kasian (1)	2019	192,410	8,745	18,279	—	76,368	—	295,802
Former Chairman and Interim CEO

Dr Jerzy Muchnicki (2)	2019	82,995	(1,200)	7,884	—	9,358	—	99,037
Interim CEO; Business Development Director

Management

Dr Richard Allman (3)	2019	168,600	72,865	20,319	4,124	36,486	—	302,394
Scientific Director
Kevin Fischer (4)	2019	101,644	48,364	12,785	(3,390)	(6,276)	—	153,127
Chief Financial Officer
Paul Viney (5)	2019	89,519	6,965	8,504	—	—	—	104,989
Chief Financial Officer
Sub-totals for Executives		635,168	128,194	67,772	734	115,936	—	955,349
Total remuneration of Key management personnel	2019	828,422	135,739	86,131	734	157,886	—	1,208,912

Notes pertaining to changes during the year:

(1) Dr Kasian was appointed as the Chairman on January 31, 2018 and interim CEO on February 6, 2018, having previously served as a Non-Executive Director since his appointment in December 2013. Of the total remuneration, $94,536.78 relates to Director Fees. Dr Kasian resigned on September 24, 2019 from all of his positions with the Company.

(2) Dr Muchnicki was engaged to do business development work on January 31, 2018. During 2018/19, Dr Muchnicki performed these duties as Additional Director Duties, rather than as an Executive role. Dr Muchnicki was appointed Interim Chief Executive Officer on September 24, 2019.

(3)  “Other” includes a bonus paid or payable to Dr Allman in the amount of $45,286 under a retention bonus scheme awarded to key management personnel (“KMP”).

(4) “Other” includes a bonus paid or payable to Mr Fischer in the amount of $47,032 under a retention bonus scheme awarded to KMP. Mr. Kevin Fischer resigned on December 31, 2018.

(5) Mr Paul Viney was appointed as the Chief Financial Officer, Chief Operating Officer and Company Secretary on December 15, 2018 and subsequently resigned from the positions on July 15, 2019.

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

Options exercised, granted, and forfeited as part of remuneration during the year ended 30 June 2019

Details of the options held by the Executives nominated as Key Management Personnel during the year ended 30 June 2019 are set out below. As at 30 June 2019, there were 2 executives and 12 employees who held options that had been granted under the Company’s respective option plans.

During the 2019 financial year no options granted as equity compensation benefits to Executives were exercised, and 5,000,000 new options were granted as equity compensation benefits to Executives. The following options previously granted as equity compensation benefits to Executives were forfeited during the year;

Name of Executive	Options Lapsed	Options forfeited	Exercise price	Fair value per option	Final vesting date
Mr Eutillio Buccilli(1)	8,328,125	—	$0.020	$0.0161	30 June 2018
Mr Eutillio Buccilli(1)	3,131,944	—	$0.020	$0.0139	30 June 2018
Mr Eutillio Buccilli(1)	2,776,042	—	$0.020	$0.0100	30 June 2018
Mr Kevin Fischer(2)	2,925,000	—	$0.020	$0.0161	30 June 2018
Mr Kevin Fischer(2)	1,100,000	—	$0.020	$0.0139	30 June 2018
Mr Kevin Fischer(2)	975,000	—	$0.020	$0.0100	30 June 2018
Mr Kevin Fischer(3)	—	5,000,000	$0.020	$0.0050	22 Nov 2019
TOTAL	19,236,111	5,000,000

(1) The Company agreed to vesting 7,118,056 options which were originally set to vest on 30 June 2018 — all to be subject to the Company’s option plan (including the exercise or lapsing of all of those 14,236,111 options within 60 days of 3 months from termination date through a termination deed. As at June 30, 2019 the options had not been exercised and were lapsed on 30 June 2019.

(2) 5,000,000 options held by Mr. Kevin Fischer also lapsed on 30 June 2019 through accelerated vesting due to his departure.

(3) The remaining 5,000,000 options held by Mr. Kevin Fischer were forfeited during the year. The reversal expense of forfeited options were valued at $ 6,276.43.

Fair values of options

Fair values at grant date are independently determined using a Black-Scholes option pricing model that takes into account the exercise price, the term of the option, the share price at grant date and expected price volatility of the underlying share, the expected divided yield and the risk-free interest rate for the term of the option.

Option holdings of Key Management Personnel 30 June 2019

Name of		Number of options				Vesting as at year end		Financial year in which	Fair Value yet
option holder	Opening balance	Granted	Exercised	Lapsed/Forfeited	Closing balance	Exercisable	Not exercisable	options vest	to vest $
Executive
Dr Paul Kasian	—	—	—	—	—	—	—	—	—
Dr Jerzy Muchnicki*	6,666,667				6,666,667	6,666,667		2015	—
Mr Richard Allman	10,000,000	5,000,000			15,000,000	10,000,000	5,000,000	2021	2,550
Mr Kevin Fischer	10,000,000			(10,000,000)	—	—	—	—	—
Mr Paul Viney	—	—	—	—	—	—	—	—	—
Totals	26,666,667	5,000,000		(10,000,000)	21,666,667	16,666,667	5,000,000		2,550

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

As of June 30, 2019, there was 1 executive and 12 employees who held options that had been granted under the Company’s respective option plans.  Options issued under the Plan carry no rights to dividends and no voting rights.

During the 2019 financial year, 16,000,000 options (expiring on December 11, 2021 with an exercise price of $0.01 vesting on 30 June 2019) over Ordinary Shares pursuant to the Employee Option Plan were granted and out of the 24,236,111 options that had previously been issued to employees were 19,236,111 lapsed and 5,000,000 were forfeited.  Option holders do not have any right, by virtue of their options, to participate in any share issue of the Company or any related body corporate.

As of the date of this Annual Report, there was a total of 26,000,000 unlisted employee options outstanding.

Options granted under the Employee Option Plan carry no rights to dividends and no voting rights and generally have an expiry date of nearly five years from the date of grant.

During the year ended June 30, 2019, the Company recorded a share-based payments expense in respect of the options granted of $341,201.

Unlisted Performance Rights:

During the year ended June 30, 2019, the Company also issued 76,250,000  long term unlisted performance right s as incentives to the Directors which were approved by the shareholders on November 29, 2018.

The following are the details of the unlisted performance rights:

•                  26,250,000 Class A Performance rights with an exercise price of $ nil each. Vesting per resolution passed at 2018 Annual General Meeting (AGM) and per the terms and conditions as set out below.

•                  25,000,000 Class B Performance rights with an exercise price of $ nil each. Vesting per resolution passed at 2018 Annual General Meeting (AGM) and per the terms and conditions as set below.

•                  25,000,000 Class C Performance rights with an exercise price of $ nil each. Vesting per resolution passed at 2018 Annual General Meeting (AGM) and per the terms and conditions as set out below.

Based on the independent valuation of the performance rights, the company agrees that the total value of the performance rights to be issued to each director (depending on the share price at issue) is as follows:

Valuation of Class A Performance Rights

	Number of Performance Rights issued	Valuation per Class A (cents)	Total fair value of Class A Performance Rights	Expense accounted for during the year
Dr Paul Kasian	7,500,000	0.77	$57,750	$11,229
Dr Lindsay Wakefield	3,750,000	0.77	$28,875	$5,614
Dr George Muchnicki	6,250,000	0.77	$48,125	$9,358
Mr Peter Rubinstein	5,000,000	0.77	$38,500	$7,486
Mr Xue Lee	3,750,000	0.77	$28,875	$5,614

Valuation of Class B Performance Rights

	Number of Performance Rights issued	Valuation per Class B (cents)	Class B Performance Rights	Expense accounted for during the year
Dr Paul Kasian	25,000,000	0.77	$192,500	$37,431

Valuation of Class C Performance Rights

	Number of Performance Rights issued	Valuation per Class C (cents)	Class C Performance Rights	Expense accounted for during the year
Dr Paul Kasian	25,000,000	0.57	$142,500	$27,708

The Performance Rights are not currently quoted on the ASX and as such have no ready market value. The Performance Rights each grant the holder a right of grant of one ordinary Share in the Company upon vesting of the Performance Rights for nil consideration. Accordingly, the Performance Rights may have a present value at the date of their grant. Various factors impact upon the value of Performance Rights including:

•               the period outstanding before the expiry date of the Performance Rights;

•               the underlying price or value of the securities into which they may be converted;

•               the proportion of the issued capital as expanded consequent upon conversion of the Performance Rights into Shares (i.e. whether or not the shares that might be acquired upon exercise of the options represent a controlling or other significant interest); and

•               the value of the shares into which the Performance Rights may be converted.

There are various formulae which can be applied to determining the theoretical value of options (including the formula known as the Black-Scholes Model valuation formula and the Monte Carlo simulation).

Performance hurdles

The Class A Performance Rights vest and are exercisable upon the Share price reaching $0.02 or greater for more than 10 day consecutive ASX trading days.

The Class B Performance Rights vest and are exercisable upon the Share price reaching $0.02 or greater for more than 10 day consecutive ASX trading days and the Hainan Agreement being executed.

The Class C Performance Rights vest and are exercisable upon the Hainan Joint Venture being listed on a recognised stock exchange and the market capitalisation of GTG’s share of this listed Joint Venture reaching $100 million or above and being sustained for more than 10 consecutive ASX trading days.

The Directors, being the recipients of the Performance Rights, must remained engaged by the Company at the time of satisfaction of the performance hurdle in order for the relevant Performance Right to vest.

The unlisted performance rights granted under the Plans are as follows:

	2019	Fair Value	Expiration Date
Director
Dr Paul Kasian (Class A)(2)	7,500,000	$57,750	11-Dec-2021
Dr Paul Kasian (Class B)(2)	25,000,000	$192,500	11-Dec-2021
Dr Paul Kasian (Class C)(2)	25,000,000	$142,500	11-Dec-2021
Mr Peter Rubinstein (Class A)	5,000,000	$38,500	11-Dec-2021
Mr Xue Lee(1) (Class A)	3,750,000	$28,875	11-Dec-2021
Dr Jerzy Muchnicki (Class A)	6,250,000	$48,125	11-Dec-2021
Mr Lindsay Wakefield (Class A)	3,750,000	$28,875	11-Dec-2021
Balance at the end of the financial year	76,250,000	$537,125

(1) Mr Xue Lee resigned on July 9, 2019 as announced to the market

(2) Dr Kasian subsequently has resigned on September 24, 2019 from his position with the Company.

The expense during the financial year 2019 accounted for related to unlisted performance rights in the P&L was $ 104,441.

This share based payment expense is included within selling and marketing costs, general and administrative costs, licensing, patent and legal costs, and laboratory research and development costs in the statement of comprehensive income/ (loss). The following is additional information relating to the options granted under the respective Plans as of June 30, 2019:

	Options outstanding			Options exercisable
Range of exercise prices	Number of options	Weighted average exercise price	Remaining weighted average contractual life (years)	Number of options	Weighted average exercise price
$0.01 - $0.10	26,000,000	$0.010	2.36	19,000,000	$0.015
$0.11 - $0.20	12,500,000	$0.015	2.28	12,500,000	$0.015
	38,500,000	$0.011	2.16	31,500,000	$0.015

	Performance rights outstanding			Performance rights exercisable
Range of exercise prices	Number of options	Weighted average exercise price	Remaining weighted average contractual life (years)	Number of Perf. rights	Weighted average exercise price
$0.00 - $0.00	76,250,000	$0.00	2.45	76,250,000	$0.00
	76,250,000	$0.000	2.45	76,250,000	$0.00

The fair value for the options issued to employees during the year ended June 30, 2019 was estimated at the date of grant using either a Monte Carlo simulation analysis or Black-Scholes option pricing valuation model:

Risk Free Interest Rate	2.02%
Expected Dividend Yield	—
Historic and Expected Volatility	80%
Option Exercise Prices	$0.010
Weighted Average Exercise Price	$0.030
Expected Lives	2.8 years

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

(f)                   Nominating audit and remuneration committee members.

The Board meets to discuss business regularly throughout the year, with additional meetings being held when circumstances warrant.  Included in the table below are details of the meetings of the Board and the sub-committees of the Board that were held during the 2019 financial year.

	Directors’ meetings		Audit Committee meetings		Remuneration Committee meetings
	Attended	Eligible	Attended	Eligible	Attended	Eligible
Dr Paul Kasian(2)	15	15	4	4	1	1
Dr Lindsay Wakefield	15	15	4	4	1	1
Dr. Jerzy Muchnicki	14	15	2	2	—	—
Mr. Peter Rubinstein	15	15	4	4	1	1
Mr Xue Lee (1)	10	15	2	2	—	—

(1) Mr Xue Lee resigned on July 9 , 2019

(2) Dr. Paul Kasian resigned on September 24, 2019

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

The Board has delegated the responsibility for the establishment and maintenance of a framework of internal control and ethical standards for the management of the Company to the Audit Committee.  The Audit Committee also provides the Board with assurance regarding the reliability of financial information for inclusion in the financial reports.  As at date of this report, one of the members of the Audit Committee is an independent Non-Executive Directors.

The Remuneration Committee is, amongst other things, responsible for determining and reviewing remuneration arrangements for the Directors, the Chief Executive Officer and the Senior Leadership Team.  The Chairman of the Committee is  an independent director.

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

Majority of Independent Directors:  We follow home country practice rather than Nasdaq’s requirement in Marketplace Rule 4350(c) (1) that the majority of the Board of each issuer be comprised of independent directors as defined in Marketplace Rule 4200.  As of the date of this Annual Report, with there were three independent Directors namely Mr. Nick Burrows, Mr. Peter Rubinstein and Dr. Lindsay Wakefield which led to our Board of Directors being comprised of a majority of independent directors.

Compensation of Officers:  We follow home country practice rather than Nasdaq’s requirement in Marketplace Rule 4350(c)(3) that chief executive compensation be determined or recommended to the Board by the majority of independent directors or a compensation committee of independent directors.  Similarly, compensation of other officers is not determined or recommended to the Board by a majority of the independent directors or a compensation committee comprised solely of independent directors.  These decisions are made by our remuneration committee which at June 30, 2019 is not comprised of a majority of independent directors. The members are however considered by the Board to currently be the “best fit” for the committee taking into account the current Board composition. As the operations of the Company develop, the Board will reassess the composition of the Remuneration Committee.

Nomination:  We follow home country practice rather than Nasdaq’s requirement in Marketplace Rule 4350(c)(4) that director nominees be selected or recommended by a majority of the independent directors or by a nominations committee comprised of independent directors.  These decisions are made by our full Board which is comprised of a majority of independent directors which constitute Mr. Nick Burrows and Dr. Lindsay Wakefield.

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

Item 6.D                Employees

As of the date of this Annual Report, the Company comprising the Company and its subsidiaries, employed 16 full-time equivalent employees.  The number of full-time equivalent employees as of the end of each respective financial year ended June 30 are as follows:

2019	13
2018	15
2017	20

Item 6.E        Share Ownership

The relevant interest of the directors in the share capital of the Company as notified by them to the Australian Securities Exchange in accordance with section 205G(1) of the Corporations Act 2001 as of the date of this Annual Report is as follows:

Director	Ordinary shares	Percentage of Capital held
Dr. Paul Kasian	256,410	0.008%
Dr. Lindsay Wakefield	8,325,263	0.283%
Dr. Jerzy Muchnicki	20,903,244	0.711%
Mr. Peter Rubinstein	47,282,700	1.609%
Mr. Nick Burrows	-0-	-0-

Item 7.            Major Shareholders and Related Party Transactions

Item 7.A        Major Shareholders

As at the date of this Annual Report, there is one shareholder who is the beneficial owner of 5% or more of our voting securities. The following shareholders who have substantial shareholdings as at September 30, 2019:

Shareholders:	Number held	Percentage
MR JIMMY THOMAS + MS IVY RUTH PONNIAH <THOMAS SUPER FUND A/C>	177,774,013	6.05%

The following are the significant changes to the holdings in the last three financial years:

Shareholder:	Holdings% in 2019	Holdings% in 2018	Holdings% in 2017
MR JIMMY THOMAS + MS IVY RUTH PONNIAH <THOMAS SUPER FUND A/C>	6.06%	0.51%	0.75%

The number of Ordinary Shares on issue in Genetic Technologies as of the date of this Annual Report was 2,938,134,143.  The number of holders of Ordinary Shares in Genetic Technologies as of the date of this Annual Report was approximately 4,555.

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

Record Holders

As of September 30, 2019, there were 4,342 holders of record of our ordinary shares, of which 34 record holders, holding approximately 0.067% of our ordinary shares, had registered addresses in the United States. These numbers are not representative of the number of beneficial holders of our shares nor are they representative of where such beneficial holders reside, since many of these ordinary shares were held of record by brokers or other nominees. The majority of trading by our U.S. investors is done by means of ADSs that are held of record by HSBC Custody Nominees Ltd., which held 56.77% of our ordinary shares as of such date.

Item 7.B        Related Party Transactions

During the year ended June 30, 2019, the only transactions between entities within the Company and other related parties occurred, are as listed below.  Except where noted, all amounts were charged on similar to market terms and at commercial rates.

Transactions within the Group and with other related parties

During the year ended 30 June 2019, the only transactions between entities within the Group and other related parties occurred, are as listed below. Except where noted, all amounts were charged on similar to market terms and at commercial rates.

Blockchain Global Limited

As announced by the Company on 15 February 2018, a non-binding terms sheet with Blockchain Global Limited(BCG) was entered to provide a framework for continuing discussions between the two companies, with the proposed transaction being subject to shareholder approval (by non-associated Shareholders); and as announced by the Company on 2 August 2018, a framework agreement with BCG was entered formalizing the non-binding terms sheet and providing a framework for a strategic alliance between the Company and BCG, with the agreement became binding on 29 November 2018 upon receiving the requisite shareholder approval. To date no shares have been issued under the framework agreements and no milestones have been achieved. Any rights to the 486 million milestone shares lapse beginning 27 December 2019 through 27 June 2020.

The company has accounted for these share issuances in accordance with its accounting policy for share-based payment transactions and has not recorded any associated expense in the current half-year given performance conditions have not been met and are not currently considering any Blockchain related projects.

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

Performance Rights Issuance

After receiving requisite shareholder approval on 29 November 2018, the Company has issued 76,250,000 performance rights to Directors of the Company as follows:

• 7,500,000 Class A Performance Rights, 25,000,000 Class B Performance Rights and 25,000,000 Class C performance Rights to Dr Paul Kasian

• 3,750,000 Class A Performance Rights to Dr Lindsay Wakefield

• 6,250,000 Class A Performance Rights to Dr George Muchnicki

• 5,000,000 Class A Performance Rights to Mr Peter Rubinstein

• 3,750,000 Class A Performance Rights to Mr Xue Lee

Further detail around each tranche of performance rights has been detailed within the explanatory memorandum accompanying the Notice of Meeting lodged with the ASX on 30 October 2018. The Company has accounted for these performance rights in accordance with its accounting policy for share-based payment transactions and has recorded $104,441 of associated expense in the current year-end.

Blockshine Health Joint Venture

The Company, via its subsidiary Gene Ventures Pty Ltd, entered into a joint venture with Blockshine Technology Corporation (BTC). The joint venture company, called Blockshine Health, will pursue and develop blockchain opportunities in the biomedical sector. Blockshine Health will have full access to BTC’s technology (royalty free) as well as all of its opportunities in the biomedical sector. The Company invested $250,000 into the joint venture for a 49% equity stake. During the year the Company determined that the $250,000 investment in the Joint Venture agreement fully impaired. Subsequent to year end (August 6, 2019) the Company announced the Joint Venture agreement was cancelled.

Dr George Muchnicki (GTG’s nominee for directorship) is currently the director of both the Company and Blockshine Health. At this time, no Directors fees are payable to Dr Muchnicki by the joint venture company Blockshine Health.

Genetic Technologies HK Limited and Aocheng Genetic Technologies Co. Ltd - Joint Venture

In August 2018, the Company entered into a Heads of Agreement with Representatives of the Hainan Government - Hainan Ecological Smart City Group (“HESCG”), a Chinese industrial park development and operations company. The Heads of Agreement provides for the formation of a joint venture vehicle that would sell the Company’s genetic risk assessment tests into China through the Hainan Medical Pilot Zone.

Participants in the Hainan Medical Pilot Zone gain access to the Chinese healthcare market with an estimated value in excess of US$800B. Discussions with HESCG form part of an official review process to evaluate the feasibility of offering GTG’s suite of genetic risk assessment tests into China through the Hainan Medical Pilot Zone.

Subsequently, the Company announced the official formation of Genetic Technologies HK Limited and Aocheng Genetic Technologies Co. Ltd in Hong Kong to the market on March 27, 2019,

Dr Paul Kasian was named in the formation Heads of Agreement document to be the Chairman of the Joint Venture entity. At this time, no Directors fees or emoluments have been paid to Dr Kasian, nor have agreements regarding fees been reached.

Lodge Corporate

Dr. Kasian was a director of corporate finance and corporate advisor from December 2017 to February 2019 with Lodge Corporate. During the year, the company engaged in corporate advisory services with Lodge Corporate and had transactions worth $67,000 during the financial year end 2019.

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

Legal Proceedings

We are not currently a party to any material legal proceedings. From time to time, we may be a party to litigation or subject to claims incident to the ordinary course of business. Although the results of litigation and claims cannot be predicted with certainty, we currently believe that the final outcome of these ordinary course matters will not have a significant effect on our financial position or profitability. Regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

Dividends

Until our businesses are profitable beyond our expected research and development needs, our Directors are unlikely to be able to recommend that any dividend be paid to our shareholders.  Our Directors will not resolve a formal dividend policy until we generate profits.  Our current intention is to reinvest our income in the continued development and expansion of our businesses.

Item 8.B                Significant Changes

There have been no significant changes in the operation or financial condition of the Company since June 30, 2019.

Item 9.                                     The Offer and Listing

Item 9.A                        Offer and Listing Details

The Company’s Ordinary Shares have been listed on the Australian Securities Exchange (the “ASX”) since July 1987 and trade there under the symbol GTG.  The Company’s securities are also listed on Nasdaq’s Capital Market (under the ticker GENE) in the form of American Depositary Shares, each of which represents 600 Ordinary Shares.

Item 9.B        Plan of Distribution

Not applicable.

Item 9.C        Markets

See “Item 9.A Offer and Listing Details.”

Item 9.D        Selling Shareholders

Not applicable.

Item 9.E      Dilution

Not applicable.

Item 9.F        Expenses of the Issue

Not applicable.

Item 10.           Additional Information

Item 10.A      Share Capital

Not applicable.

Item 10.B      Our Constitution

Our registration number is 009 212 328. Our Constitution has been posted on the Company’s website and has been filed with the SEC.

Purposes and Objects

As a public company we have all the rights, powers and privileges of a natural person. Our Constitution does not specify any purposes or objects.

The Powers of the Directors

Under the provisions of our Constitution our directors may exercise all of the powers of our company, other than those that are required by our Constitution or the Corporations Act of Australia to be exercised at a general meeting of shareholders. A director may participate in a meeting and vote on a proposal, arrangement or contract in which he or she is materially interested, so long as the director’s interest is declared in accordance with the Corporations Act. The authority of our directors to enter into borrowing arrangements on our behalf is not limited, except in the same manner as any other transaction by us.

Rights Attached to Our Ordinary Shares

The concept of authorized share capital no longer exists in Australia and as a result, our authorized share capital is unlimited. All our outstanding Ordinary Shares are validly issued, fully paid and non-assessable. The rights attached to our Ordinary Shares are as follows:

Dividend rights. If our board of directors recommends a dividend, registered holders of our Ordinary Shares may declare a dividend by ordinary resolution in a general meeting. The dividend, however, cannot exceed the amount recommended by our board of directors. Our board of directors may declare an interim dividend.

Voting rights. Holders of Ordinary Shares have one vote for each Ordinary Share held on all matters submitted to a vote of shareholders. Such voting rights may be affected by the grant of any special voting rights to the holders of a class of shares with preferential rights that may be authorized in the future.

The quorum required for an ordinary meeting of shareholders consists of at least two shareholders represented in person or by proxy who hold or represent, in the aggregate, at least one third of the voting rights of the issued share capital. A meeting adjourned for lack of a quorum generally is adjourned to the same day in the following week at the same time and place or any time and place as the directors designate in a notice to the shareholders. At the reconvened meeting, the required quorum consists of any two members present in person or by proxy.

An ordinary resolution, such as a resolution for the declaration of dividends, requires approval by the holders of a majority of the voting rights represented at the meeting, in person, by proxy or by written ballot and voting thereon. Under our Constitution, a special resolution, such as amending our Constitution, approving any change in capitalization, winding-up, authorization of a class of shares with special rights, or other changes as specified in our Constitution, requires approval of a special majority, representing the holders of no less than 75% of the voting rights represented at the meeting in person, by proxy or by written ballot, and voting thereon.

Pursuant to our Constitution, our directors are elected at our annual general meeting of shareholders by a vote of the holders of a majority of the voting power represented and voting at such meeting.

Rights in our profits. Our shareholders have the right to share in our profits distributed as a dividend and any other permitted distribution.

Rights in the event of liquidation. In the event of our liquidation, after satisfaction of liabilities to creditors, our assets will be distributed to the holders of Ordinary Shares in proportion to the nominal value of their holdings. This right may be affected by the grant of preferential dividend or distribution rights to the holders of a class of shares with preferential rights that may be authorized in the future.

Changing Rights Attached to Shares

According to our Constitution, in order to change the rights attached to any class of shares, unless otherwise provided by the terms of the class, such change must be adopted by a general meeting of the shareholders and by a separate general meeting of the holders of the affected class with a majority of 75% of the voting power participating in such meeting.

Annual and Extraordinary Meetings

Our Board of Directors must convene an annual meeting of shareholders at least once every calendar year, within five months of our last fiscal year-end balance sheet date. Notice of at least 28 days prior to the date of the meeting is required. An extraordinary meeting may be convened by the board of directors, it decides or upon a demand of any directors, or of one or more shareholders holding in the aggregate at least five percent of our issued capital. An extraordinary meeting must be called not more than 21 days after the request is made. The meeting must be held not later than two months after the request is given.

Limitations on the Rights to Own Securities in Our Company

Neither our Constitution nor the laws of the Commonwealth of Australia restrict in any way the ownership or voting of our shares. However, acquisitions and proposed acquisitions of securities in Australian companies may be subject to review and approval by the Australian Federal Treasurer under the Takeovers Act as described under Item 10.D below.

Changes in Our Capital

Pursuant to the Listing Rules of the ASX, without shareholder approval, we may not issue more than 25% of our outstanding Ordinary Shares in any twelve month period other than by a pro rata rights offering or a share purchase plan offer (of shares with a value at the issue price of up to A$15,000 per shareholder to a maximum of 30% of our outstanding shares) in each case to the then existing shareholders.

Item 10.C       Material Contracts

On August 8, 2018, the Company executed an Equity Placement Facility with Kentgrove Capital Pty Ltd. Under the Facility, Kentgrove Capital may provide the Company with up to A$20.0 million of equity capital in a series of individual placements of up to $1 million (or a higher amount by mutual agreement) until April 7, 2020.  The Company raised AU$1.6 million during 2018 and 2019 and has approximately AU$400,000 of remaining availability thereunder.

There were no other material contracts entered into during the two years preceding the date of this Annual Report which were outside the ordinary course of business.

Item 10.D                 Exchange Controls

Under existing Australian legislation, the Reserve Bank of Australia does not inhibit the import and export of funds, and, generally, no permission is required to be given to the Company for the movement of funds in and out of Australia.  However, payments to or from (or relating to) Iraq, its agencies or nationals, the government or a public authority of Libya, or certain Libyan undertakings, the authorities in the Federal Republic of Yugoslavia (Serbia and Montenegro) or their agencies, the Taliban (also referred to as the Islamic Emirate of Afghanistan), or the National Union for the Total Independence of Angola (also known as UNITA), its senior officials or the adult members of their immediate families, may not be made without the specific approval of the Reserve Bank of Australia.

Accordingly, at the present time, remittances of any dividends, interest or other payment by the Company to non-resident holders of our securities in the U.S. are not, subject to the above, restricted by exchange controls or other limitations.

Takeovers Act

There are no limitations, either under the laws of Australia or under the Company’s Constitution, to the right of non-residents to hold or vote our  Technologies Ordinary Shares other than the Commonwealth Foreign Acquisitions and Takeovers Act 1975 (the “Takeovers Act”).  The Takeovers Act may affect the right of non-Australian residents, including U.S. residents, to hold Ordinary Shares but does not affect the right to vote, or any other rights associated with, any Ordinary Shares held in compliance with its provisions.  Acquisitions of shares in Australian companies by foreign interests are subject to review and approval by the Treasurer of the Commonwealth of Australia under the Takeovers Act.  The Takeovers Act applies to any acquisition of outstanding shares of an Australian company that exceeds, or results in a foreign person or persons controlling the voting power of more than a certain percentage of those shares.  The thresholds are 15% where the shares are acquired by a foreign person, or Company of associated foreign persons, or 40% in aggregate in the case of foreign persons who are not associated.  Any proposed acquisition that would result in an individual foreign person (with associates) holding more than 15% must be notified to the Treasurer in advance of the acquisition.  There are statutory limitations in Australia on foreign ownership of certain businesses, such as banks and airlines, not relevant to the Company.  However, there are no other statutory or regulatory provisions of Australian law or Australian Securities Exchange requirements that restrict foreign ownership or control of the Company.

Corporations Act 2001

As applied to the Company, the Corporations Act 2001 (the “Corporations Act 2001”) prohibits any legal person (including a corporation) from acquiring a relevant interest in Ordinary Shares if after the acquisition that person or any other person’s voting power in the Company increases from 20% or below to more than 20%, or from a starting point that is above 20% and below 90%.

This prohibition is subject to a number of specific exceptions set out in section 611 of the Corporations Act 2001 which must be strictly complied with to be applicable.

In general terms, a person is considered to have a “relevant interest” in a share in the Company if that person is the holder of that share, has the power to exercise, or control the exercise of, a right to vote attached to that share, or has the power to dispose of, or to control the exercise of a power to dispose of that share.

It does not matter how remote the relevant interest is or how it arises.  The concepts of “power” and “control” are given wide and extended meanings in this context in order to deem certain persons to hold a relevant interest.  For example, each person who has voting power above 20% in a company or a managed investment scheme which in turn holds shares in the Company is deemed to have a relevant interest in those shares.  Certain situations (set out in section 609 of the Corporations Act 2001) which would otherwise constitute the holding of a relevant interest are excluded from the definition.

A person’s voting power in the Company is that percentage of the total votes attached to Ordinary Shares in which that person and its associates (as defined in the Corporations Act 2001) holds a relevant interest.

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

Subject to certain exceptions for short-term and hedged positions, a dividend that a non-corporate holder receives on an ADR will be subject to a maximum federal income tax rate of 20% if the dividend is a “qualified dividend”.  A dividend on an ADR will be a qualified dividend if (i) either (a) the ADRs are readily tradable on an established market in the United States or (b) we are eligible for the benefits of a comprehensive income tax treaty with the United States that the Secretary of the Treasury determines is satisfactory for purposes of these rules and that includes an exchange of information program, and (ii) we were not, in the year prior to the year the dividend was paid, and are not, in the year the dividend is paid, a passive foreign investment company (“PFIC”).  The ADRs are listed on the Nasdaq Capital Market, which should qualify them as readily tradable on an established securities market in the United States.  In any event, the Treaty satisfies the requirements of clause (i) (b), and we are a resident of Australia entitled to the benefits of the Treaty.  However, based on our audited financial statements and relevant market and shareholder data, we believe we were a PFIC for U.S. federal income tax purposes for our taxable years ended June 30, 2018 and June 30, 2019, and expect to be classified as a PFIC in the current taxable year.  Given that the determination of PFIC status involves the application of complex tax rules, and that it is based on the nature of our income and assets from time to time, no assurances can be provided that we will or will not be considered a PFIC for any past or future taxable years.  In addition, as described in the section below entitled “Passive Foreign Investment Company Rules,” if we were a PFIC in a year while a U.S. holder held an ADR, and if the U.S. holder has not made a qualified electing fund election effective for the first year the U.S. holder held the ADR, the Ordinary Share underlying the ADR remains an interest in a PFIC for all future years or until such an election is made. The IRS takes the position that such rule will apply for purposes of determining whether an ADR is an interest in a PFIC in the year a dividend is paid or in the prior year, even if we do not satisfy the tests to be a PFIC in either of those years.  Even if dividends on the ADRs would otherwise be eligible for qualified dividend treatment, in order to qualify for the reduced qualified dividend tax rates, a non-corporate holder must hold the Ordinary Share on which a dividend is paid for more than 60 days during the 120-day period beginning 60 days before the ex-dividend date, disregarding for this purpose any period during which the non-corporate holder has an option to sell, is under a contractual obligation to sell or has made (and not closed) a short sale of substantially identical stock or securities, is the grantor of an option to buy substantially identical stock or securities or, pursuant to Treasury regulations, has diminished such holder’s risk of loss by holding one or more other positions with respect to substantially similar or related property.  In addition, to qualify for the reduced qualified dividend tax rates, the non-corporate holder must not be obligated to make related payments with respect to positions in substantially similar or related property.  Payments in lieu of dividends from short sales or other similar transactions will not qualify for the reduced qualified dividend tax rates.

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

Passive Foreign Investment Company Rules

A special set of U.S. federal income tax rules applies to a foreign corporation that is a PFIC for U.S. federal income tax purposes.  As noted above, based on our audited financial statements and relevant market and shareholder data, we believe that we were a PFIC for U.S. federal income tax purposes for our taxable years ended June 30, 2018 and June 30, 2019, and expect to be classified as a PFIC in our current taxable year.  In addition, given that the determination of PFIC status involves the application of complex tax rules, and that it is based on the nature of our income and assets from time to time, no assurances can be provided that we will or will not be considered a PFIC for any past or future taxable years.

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

Item 10.G       Statement by Experts

Not applicable.

Item 10.H       Documents on Display

The documents concerning the Company which are referred to in this Annual Report may be inspected at the offices of the Company at 60-66 Hanover Street, Fitzroy, Victoria 3065 Australia.  As a “foreign private issuer” we are subject to the information requirements of the U.S. Securities Exchange Act of 1934, as amended, and, in accordance therewith, we are required to file reports, including annual reports on Form 20-F, and other information with the U.S. Securities and Exchange Commission in electronic form.    Any filings we make electronically are available to the public over the Internet at the Commission’s website at http://www.sec.gov.  We also maintain a website at www.gtglabs.com.  Information on our website and websites linked to it do not constitute a part of this Annual Report.

Item 10.I       Subsidiary Information

Not applicable.

Item 11.                          Quantitative and Qualitative Disclosures about Market Risk

Our market risk relates primarily to exposure to changes in foreign currency exchange rates and interest rates.  Refer Note 28 of the attached financial statements for further analysis surrounding market risk.

Interest Rate Risk. As of June 30, 2019 we had $2,131,741 in cash and cash equivalents of which $1,739,815 was subject to interest rate risk. Interest income earned on the cash balances is affected by changes in the levels of market interest rates. We invest excess cash in interest-bearing, investment-grade securities and time deposits in high-quality institutions.  We do not utilize derivative financial instruments, derivative commodity instruments, positions or transactions in any material matter.

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

Foreign Currency Exchange Rate Risk. We operate in Australia with active operations in the U.S.A., and are accordingly subject to certain foreign currency exposure.  This includes foreign-currency denominated receivables, payables, debt, and other balance sheet positions as well as future cash flows resulting from anticipated transactions including intra-company transactions.  Historically, currency translation gains and losses have been reflected as adjustments to stockholders’ equity, while transaction gains and losses have been reflected as components of income and loss.  Transaction gains and losses could be material depending upon changes in the exchange rates between the Australian dollar and the U.S. dollar.  A significant amount of our current revenue is denominated in U.S. dollars which provides us with a limited natural hedge against exchange rate movements.

Item 12.         Description of Securities Other Than Equity Securities

Item 12.A      Debt Securities

Not applicable.

Item 12.B      Warrants and Rights

Not applicable.

Item 12.C      Other Securities

Not applicable

Item 12.D      American Depositary Shares

Fees and Charges Payable by ADS Holders

The table below summarizes the fees and charges that a holder of our ADSs may have to pay, directly or indirectly, to our depositary, The Bank of New York Mellon, or BNYM, pursuant to the Deposit Agreement, which was filed as Exhibit 2.1 to our Registration Statement on Form F-6 filed with the SEC on January 14, 2002, and the types of services and the amount of the fees or charges paid for such services. The disclosure under this heading “Fees and Charges Payable by ADS Holders” is subject to and qualified in its entirety by reference to the full text of the Deposit Agreement. The holder of an ADS may have to pay the following fees and charges to BNYM in connection with ownership of the ADS:

Persons Depositing or Withdrawing Shares Must
Pay:	For:

• US$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	•Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property
•Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

• US$0.02 (or less) per ADS	•Any cash distribution to you

•A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	•Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADS holders

•US$1.50 (or less) per ADR	•Transfers, combination and split-up of ADRs

•Expenses of the depositary	•Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement)
•Converting foreign currency to U.S. dollars

•Taxes and other governmental charges the depository or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	•As necessary

•Any charges incurred by the depositary or its agents for servicing the deposited securities	•As necessary

The depositary collects its fees for issuance and cancellation of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

PART II

Item 13.         Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14.         Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15.          Controls and Procedures

Item 15.A       Disclosure controls and procedures

We maintain disclosure controls and procedures as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 (the “Exchange Act”), as amended, that are designed to ensure that information required to be disclosed in the reports that we file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission.  Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in our reports filed or submitted under the Securities Exchange Act of 1934 is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

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

Our Management has carried out an evaluation, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures as of June 30, 2019.  Based on that evaluation, including the material weakness noted below in Item 15.B, the Chief Executive Officer and the Chief Financial Officer concluded that the Company’s disclosure controls and procedures were ineffective as of June 30, 2019.

Item 15.B       Management’s annual report on internal control over financial reporting

Our Management is responsible for establishing and maintaining adequate internal control over financial reporting.  The Securities Exchange Act of 1934 defines internal control over financial reporting in Rules 13a-15(f) and 15d-15(f) as a process designed by, or under the supervision of, the Company’s Chief Executive Officer and Chief Financial Officer effected by the Company’s Board of Directors, Management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

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

Our Management, under the supervision and with participation of our Chief Executive Officer and Chief Financial Officer, have assessed the effectiveness of the Company’s internal control over financial reporting as of June 30, 2019.  In making this assessment, Management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO, in Internal Control-Integrated Framework (2013).  As a result of that assessment, Management identified the following material weakness as of June 30, 2019.

The Company did not maintain an adequate segregation of duties with respect to internal control over financial reporting, specifically including the following:

•                  We have limited accounting personnel to enable and sufficiently evidence an independent review of complex financial reporting matters.

These control deficiencies are pervasive in nature and impacts all significant accounts and critical accounting estimates. These control deficiencies resulted in audit adjustments to the Company's consolidated financial statements for the period ended June 30, 2019. Consequently, there is a reasonable possibility that a material misstatement of the annual consolidated financial statements would not have been prevented or detected on a timely basis due to the failure to design and implement appropriate segregation of duty controls. Accordingly, our management has determined that these control deficiencies constitute a material weakness.

Based upon its assessment, because of the material weakness described above our Management has concluded that, as of June 30, 2019, our internal control over financial reporting is not effective based upon the abovementioned criteria.

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

Item 15.D       Changes in Internal Control over Financial Reporting

The remediation activities described below are changes in internal control over financial reporting during the year ended June 30, 2019, that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Remediation efforts

Segregation of duties.  We are committed to remediating the material weakness over the segregation of duties by implementing changes to our internal control over financial reporting. We have taken certain steps in an effort to correct certain control deficiencies that were identified for the year ended June 30, 2019, including:

•                  Change in accounting system to a cloud based system (XERO) which grants the ability to the accounting team and the CFO a systematic process for preparing and reviewing the underlying journal entries, invoices, payments and reconciliations.

•                  We were assisted by a professional service firm called CFO Solution who have standard internal review procedures to ensure quality of accounting data and review over complex financial reporting matters.

•                  A internal control of a preparer of the accounting data and reviewer has been established through implementation of workpapers where in the accounting data is prepared and reviewed by segregated staff and signed off by the CFO internally.

Although these changes are an important step towards improving the segregation of duties, additional time is still required to fully re-assess the design of the controls and implement additional internal controls procedures over financial reporting and test their operating effectiveness.

Item 16.A       Audit Committee Financial Expert

The chairman of the Audit Committee since January 31, 2018 has been Mr. Peter Rubinstein. We do not believe that Mr. Rubinstein would meet the criteria of a financial expert. Subsequent to 30 June 2019, the Company has appointed Mr Nick Burrows to the Board. Mr Burrows is a financial expert and the Company may request Mr Burrows to become an active member of the Audit Committee.

Item 16.B       Code of Ethics

We have adopted a Code of Ethics (styled “Code of Conduct”) that applies to all of our Directors and employees, including our principal executive officer, principal financial officer and principal accounting officer or controller.  The Code can be downloaded at our website (www.gtglabs.com).  Additionally, any person, upon request, can ask for a hard copy or electronic file of the Code.  If we make any substantive amendment to the Code or grant any waivers, including any implicit waiver, from a provision of the Code, we will disclose the nature of such amendment or waiver on our website.  During the year ended June 30, 2019, no such amendment was made or waiver granted.

Item 16.C       Principal Accountant Fees and Services

The following table sets forth the fees billed to us by our Independent Registered Public Accounting Firm, PricewaterhouseCoopers, during the financial years ended June 30, 2019 and 2018, respectively:

	Consolidated
	2019	2018
	$	$
Services rendered
PricewaterhouseCoopers in respect of:
Audit fees (1)	288,000	288,200

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

Item 16.F      Change in Registrant’s Certifying Accountant

Not applicable.

Item 16.G     Corporate Governance

Refer to Item 6C regarding the Company’s Corporate Governance practices and the key differences between the Listing Rules of the Australian Securities Exchange and Nasdaq’s Marketplace Rules as they apply to us.

Item 16.H     Mine Safety Disclosure

Not applicable.

PART III

Item 17.         Financial Statements

The Company has responded to Item 18 in lieu of responding to this Item.

Item 18.         Financial Statements

GENETIC TECHNOLOGIES LIMITED

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page

Genetic Technologies Limited - Report of Independent Registered Public Accounting Firm.	F-1

Genetic Technologies Limited - Consolidated Statements of Comprehensive Income/ (Loss) for the years ended June 30, 2019, 2018 and 2017.	F-2

Genetic Technologies Limited - Consolidated Balance Sheets as of June 30, 2019 and 2018.	F-3

Genetic Technologies Limited - Consolidated Statements of Changes in Equity for the years ended June 30, 2019, 2018 and 2017.	F-5

Genetic Technologies Limited - Consolidated Statements of Cash Flows for the years ended June 30, 2019, 2018 and 2017.	F-4

Genetic Technologies Limited - Notes to Consolidated Financial Statements.	F-6

Item 19.         Exhibits

The following documents are filed as exhibits to this Annual Report on Form 20-F:

1.1Constitution of the Registrant.++

2.1Deposit Agreement, dated as of January 14, 2002, by and among Genetic Technologies Limited, The Bank of New York Mellon, as Depositary, and the Owners and Holders of American Depositary Receipts (such agreement is incorporated herein by reference to the Registration Statement on Form F-6 relating to the ADSs (File No. 333-14270) filed with the Commission on January 14, 2002).

4(A).1Staff Share Plan 2001 dated November 30, 2001. +

4(B).1Lease over premises in Fitzroy, Victoria, Australia with an effective date of September 1, 2015+++

4(B) 1.2 Renewal of Lease over premises in Fitzroy, Victoria, Australia with an effective date of September 1, 2018

4(B).2Amendment to lease over premises in Charlotte, North Carolina, U.S. with an effective date of November 1, 2016++++

4(B) 2.2 Lease over premises over premises in Charlotte, North Carolina, U.S. with an effective date of July 23, 2018

12.01Section 302 Certification

12.02Section 906 Certification

13.01Section 1350 Certification

13.02Section 1350 Certification

101.INS	XBRL Instance Document

101.SCH	XBRL Schema Document

101.CAL	XBRL Calculation Linkbase Document

101.DEF	XBRL Definition Linkbase Document

101.LAB	XBRL Labels Linkbase Document

101.PRE	XBRL Presentation Linkbase Document

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

GENETIC TECHNOLOGIES LIMITED

Dated: October 03, 2019	By:	/s/ Dr Jerzy Muchnicki
		Name:	Dr Jerzy Muchnicki
		Title:	Interim Chief Executive Officer

2019 Financial Report

GENETIC TECHNOLOGIES LIMITED

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Genetic Technologies Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Genetic Technologies Limited and its subsidiaries (the “Company”) as of June 30, 2019 and 2018, and the related consolidated statements of comprehensive income/(loss), consolidated statements of cash flows and consolidated statements of changes in equity for each of the three years in the period ended June 30, 2019, including the related notes (collectively referred to as the “consolidated financial statements”).  In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2019 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2(a) to the consolidated financial statements, the Company has suffered recurring losses and cash outflows from operations that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2(a). The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits.  We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

/s/ PricewaterhouseCoopers

Melbourne, Australia

October 3, 2019

We have served as the Company’s auditor since 2009.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/ (LOSS)

FOR 2019, 2018 and 2017

(in Australian dollars, except number of shares)

	Note	Year ended June 30, 2019	Year ended June 30, 2018	Year ended June 30, 2017
		$	$	$
Revenue from operations
Genetic testing services		25,444	189,254	518,506
Less: cost of sales	4	(276,267)	(300,088)	(492,417)
Gross profit from operations		(250,823)	(110,834)	26,089
Selling and marketing expenses		(576,077)	(1,066,404)	(2,721,474)
General and administrative expenses		(3,830,198)	(3,015,818)	(3,109,530)
Laboratory, research and development costs		(2,360,762)	(2,210,498)	(2,366,334)
Finance costs		(20,031)	(28,843)	(31,995)
Foreign exchange gains reclassified on liquidation of subsidiary		—	527,049	—
Other gains/(losses)	7	(407,482)	—	—
Impairment of intangible assets expenses		—	—	(544,694)
Non-operating income and expenses	5	1,019,769	441,476	344,112
Loss from operations before income tax		(6,425,604)	(5,463,872)	(8,403,826)
Income tax expense	9	—	—	—
Loss for the year		(6,425,604)	(5,463,872)	(8,403,826)
Other comprehensive income/(loss)
Exchange gains/(losses) on translation of controlled foreign operations		23,668	(522,966)	(130,655)
Other comprehensive income/(loss) for the year, net of tax		23,668	(522,966)	(130,655)
Total comprehensive loss for the year		(6,401,936)	(5,986,838)	(8,534,481)
Total loss for the year is attributable to:
Owners of Genetic Technologies Limited		(6,425,604)	(5,463,872)	(8,403,826)
Non-controlling interests		—	—	—
Total loss for the year		(6,425,604)	(5,463,872)	(8,403,826)
Total comprehensive loss for the year is attributable to:
Owners of Genetic Technologies Limited		(6,401,936)	(5,986,838)	(8,534,481)
Non-controlling interests		—	—	—
Total comprehensive loss for the year		(6,401,936)	(5,986,838)	(8,534,481)

Loss per share (cents per share)
Basic and diluted net loss per ordinary share	10	(0.24)	(0.22)	(0.40)
Weighted-average shares outstanding	10	2,635,454,870	2,435,282,724	2,121,638,888

The above consolidated statement of comprehensive income/(loss) should be read in conjunction with the accompanying notes.

CONSOLIDATED BALANCE SHEETS

As at June 30, 2019

(in Australian dollars, except number of shares)

		Consolidated
		2019	2018
	Notes	$	$
ASSETS
Current assets
Cash and cash equivalents	11	2,131,741	5,487,035
Trade and other receivables	12	818,766	301,383
Prepayments and other assets	13	245,165	202,279
Total current assets		3,195,672	5,990,697

Non-current assets
Property, plant and equipment	14	69,333	175,284
Total non-current assets		69,333	175,284
Total assets		3,265,005	6,165,981
LIABILITIES
Current liabilities
Trade and other payables	15	1,005,308	945,130
Provisions	16	487,682	505,583
Total current liabilities		1,492,990	1,450,713

Non-current liabilities
Provisions	16	809	3,390
Total non-current liabilities		809	3,390
Total liabilities		1,493,799	1,454,103
Net assets		1,771,206	4,711,878

EQUITY
Contributed equity	17	125,498,824	122,372,662
Reserves	19	6,009,932	5,651,162
Accumulated losses	20	(129,737,550)	(123,311,946)
Total equity		1,771,206	4,711,878

The above consolidated balance sheets should be read in conjunction with the accompanying notes.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the year ended June 30, 2019

(in Australian dollars, except number of shares)

		Consolidated
		2019	2018	2017
	Notes	$	$	$
Cash flows from/(used in) operating activities
Receipts from customers		204,768	758,452	964,520
Payments to suppliers and employees		(6,575,163)	(6,757,243)	(8,077,083)
R&D tax incentive and other grants received		297,213	362,258	260,159
Net cash flows from/(used in) operating activities	11	(6,073,182)	(5,636,533)	(6,852,404)

Cash flows (used in)/ from investing activities
Proceeds from the sale of plant and equipment		—	—	52,650
Purchases of plant and equipment		(50,309)	(2,385)	(234,799)
Interest received		25,849	15,218	38,765
Payments for investments in related parties		(500,000)	—	—
Net cash flows (used in)/ from investing activities		(524,460)	12,833	(143,384)
Cash flows (used in)/ from financing activities
Proceeds from the issue of shares		3,557,509	—	8,049,369
Equity transaction costs		(431,347)	(9,963)	(1,234,430)
Facility fee rebate		—	—	295,110
Net cash flows (used in)/ from financing activities		3,126,162	(9,963)	7,110,049

Net (decrease)/ increase in cash and cash equivalents		(3,471,480)	(5,633,663)	114,261
Cash and cash equivalents at beginning of year		5,487,035	10,988,255	11,179,687
Net foreign exchange difference		116,186	132,443	(305,693)
Cash and cash equivalents at end of year	11	2,131,741	5,487,035	10,988,255

The above consolidated statements of cash flows should be read in conjunction with the accompanying notes.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the year ended June 30, 2019

(in Australian dollars, except number of shares)

	Attributable to Members of Genetic Technologies Limited				Non-
	Contributed equity	Reserves	Accumulated losses	Parent interests	controlling interests	Total equity
Consolidated	$	$	$	$	$	$

Balance at June 30, 2016	115,272,576	6,054,861	(109,444,248)	11,883,189	—	11,883,189
Loss for the year	—	—	(8,403,826)	(8,403,826)	—	(8,403,826)
Other comprehensive loss	—	(130,655)	—	(130,655)	—	(130,655)
Total comprehensive loss	—	(130,655)	(8,403,826)	(8,534,481)	—	(8,534,481)

Transactions with owners in their capacity as owners
Contributions of equity (net of transaction costs)	6,814,939	—	—	6,814,939	—	6,814,939
Share-based payments	—	120,287	—	120,287	—	120,287
Share facility fee rebate	295,110	—	—	295,110	—	295,110
	7,110,049	120,287	—	7,230,336	—	7,230,336
Balance at June 30, 2017	122,382,625	6,044,493	(117,848,074)	10,579,044	—	10,579,044
Loss for the year	—	—	(5,463,872)	(5,463,872)	—	(5,463,872)
Other comprehensive loss	—	(522,966)	—	(522,966)	—	(522,966)
Total comprehensive loss	—	(522,966)	(5,463,872)	(5,986,838)	—	(5,986,838)

Transactions with owners in their capacity as owners
Contributions of equity (net of transaction costs)	(9,963)	—	—	(9,963)	—	(9,963)
Share-based payments	—	129,635	—	129,635	—	129,635
Share facility fee rebate	—	—	—	—	—	—
	(9,963)	129,635	—	119,672	—	119,672
Balance at June 30, 2018	122,372,662	5,651,162	(123,311,946)	4,711,878	—	4,711,878

Loss for the year			(6,425,604)			(6,425,604)
Other comprehensive income		23,668				23,668
Total comprehensive loss		23,668	(6,425,604)			(6,401,936)
Transactions with owners in their capacity as owners
Contributions of equity, net of transaction costs and tax	3,126,162	—	—	—		3,126,162
Share-based payments	—	341,201	—	—		341,201
Reversal of forfeited options	—	(6,099)	—	—		(6,099)
	3,126,162	335,102	—	—		3,461,264

Balance at June 30, 2019	125,498,824	6,009,932	(129,737,550)	—		1,771,206

The above consolidated statements of changes in equity should be read in conjunction with the accompanying notes.

NOTES TO THE FINANCIAL STATEMENTS

For the year ended June 30, 2019

1.                  CORPORATE INFORMATION

The Financial Report of Genetic Technologies Limited (the “Company”) for the year ended June 30, 2019 was authorized for issue in accordance with a resolution of the Directors dated September 30, 2019.  Genetic Technologies Limited is incorporated in Australia and is a company limited by shares.  The Directors have the power to amend and reissue the financial statements.

The Company’s Ordinary Shares are publicly traded on the Australian Securities Exchange under the symbol GTG and, via Level II American Depositary Receipts, on the Nasdaq Capital Market under the ticker GENE.

2.                  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)             Basis of preparation

Compliance with International Financial Reporting Standards as issued by the International Accounting Standards Board

The Financial Report complies with the International Financial Reporting Standards as issued by the International Accounting Standards Board.

Historical cost convention

These financial statements have been prepared under the historical cost convention except for financial assets and liabilities (including derivative instruments) which are measured at fair value.

Critical accounting estimates

The preparation of financial statements requires the use of certain critical accounting estimates.  It also requires Management to exercise its judgement in the process of applying the Company’s accounting policies.  The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are critical to the financial statements, are disclosed in Note 3.

Going concern

For the year ending 30 June 2019, the Group incurred a total comprehensive loss of $6,401,936 (2018: $5,986,838) and net cash outflow from operations of $6,073,182 (2018: $5,636,533). As at 30 June 2019 the Group held total cash and cash equivalents of $2,131,741.

During the 2020 financial year, the Directors expect stable cash outflows from operations as the Company continues to invest resources in expanding the research & development activities in support of the distribution of existing and new products.

As a result of these expected cash outflows to support the announcement of the launch of further new genetic testing products, the Directors intend to raise further new equity funding in order to ensure the Company continues to hold adequate levels of available cash resources to meet creditors and other commitments and to deliver on partner expectations in China and the USA.

The Company intends to raise further equity financing in October 2019, but there can be no assurance that we will be successful in this regard. The Company does not currently have binding commitments from any party to subscribe for shares and any raise will be subject to maintaining active listing on the NASDAQ exchange as well as compliance with the Group’s obligations under ASX Listing Rule 7.1.

In addition to the plans to raise capital in the US, the Group has recorded a receivable at 30 June 2019 from the Australian Taxation Office in respect of the 2019 research and development tax incentive claim which the Group expects to receive this in October 2019. The group also has access to equity placement facility with Kentgrove Capital Pty Ltd whereby it has an opportunity to raise equity funding of up to $20 million in a series of individual placements of up to $1 million (or a higher amount by mutual agreement), expiring 7 April 2020. The Group currently does not have any binding commitments under this facility and the quantum and timing of capital raised will be subject to the market price and trading volumes of our ordinary shares.

The continuing viability of the Company and its ability to continue as a going concern and meet its debts and commitments as they fall due is dependent on the satisfactory completion of planned equity raisings in October of 2019.

2.                  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

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

(b)             New accounting standards and interpretations

Standards and Interpretations affecting amounts reported in the current period (and/or prior period)

The Company has applied the following standards and amendments for the first time for their annual reporting period commencing July 1, 2018:

IFRS 9 Financial Instruments

IFRS 9 Financial Instruments has replaced IAS 39 and addresses and classification, measurement and derecognition of financial assets and liabilities. It also addresses the new hedge accounting requirements, including changes to hedge effectiveness, treatment of hedging costs and risk components that can be hedged.

IFRS 9 introduced a new expected loss impairment model that requires entities to account for expected credit losses at the time of recognizing the asset. The adoption of the new standard did not have a material impact on its classification and measurement of the financial assets and liabilities or its results on adoption of the new impairment model.

IFRS 15 Revenue from Contracts with Customers

IFRS 15 provides a single, principles based five-step model to be applied to all contracts with customers. Guidance is provided on topics such as the point in which revenue is recognized, accounting for variable consideration, costs of fulfilling and obtaining a contract and various related matters. The adoption of this standard applies to the recognition of the sales related to the BREVAGENplus product as the Company’s current sole revenue stream. The Company has adopted the standard using the modified retrospective approach. There was no material impact on adoption of the new standard.

Other new standards affecting the current reporting period

The company also adopted the following standards during the period.

•             Classification and Measurement of Share-based Payment Transactions (Amendments to IFRS 2)

•             Interpretation 22 Foreign Currency Transactions and Advance Consideration.

The adoption of these amendments did not have any impact on the current period or any prior period and is not likely to affect future periods.

Certain new accounting standards and interpretations have been published that are not mandatory for June 30, 2019 reporting periods and have not been early adopted by the group. The group’s assessment of the impact of these new standards and interpretations is set out below.

Standards and interpretations in issue but not yet adopted

Title of standard	IFRS 16 Leases

Nature of change

IFRS 16 was issued in February 2016. It will result in almost all leases being recognised on the consolidated balance sheet by lessees, as the distinction between operating and finance leases is removed. Under the new standard, an asset (the right to use the leased item) and a financial liability to pay rentals are recognised. The only exceptions are short-term and low-value leases.

Impact

The group has reviewed all leasing arrangements in light of the new lease accounting rules in IFRS 16. The standard will affect the accounting for the group’s operating leases.

As at the reporting date, the group has non-cancellable operating lease commitments of $487,849.

The group expects to recognise at 1 July 2019 right-of-use assets of an amount approximating the nominal value of these non-cancellable operating lease commitments, discounted at the group’s incremental borrowing rate. A corresponding lease liability will offset the amount recognised as a right-of-use asset at 1 July 2019. Overall net current assets will be $14,712 lower due to the presentation of a portion of the liability as a current liability.

In financial year 2020, the operating cash flows will increase and financing cash flows decrease by approximately $221,281 as repayment of the principal portion of the lease liabilities will be classified as cash flows from financing activities.

Mandatory application date/Date of adoption by group

The group will apply the standard from its mandatory adoption date of July 1, 2019.

The group intends to apply the simplified transition approach and will not restate comparative amounts for the year prior to first adoption. Right-of-use assets for property leases will be measured on transition as if the new rules had always been applied. All other right-of-use assets will be measured at the amount of the lease liability on adoption (adjusted for any prepaid or accrued lease expenses).

There are no other new standards and interpretations that are not yet effective and that would be expected to have a material impact on the group in the current or future reporting periods and on foreseeable future transactions.

(c)              Principles of consolidation

Subsidiaries

The consolidated financial statements incorporate the assets and liabilities of all subsidiaries of Genetic Technologies Limited (the “Company” or “Parent Entity”) as at June 30, 2019 and the results of all subsidiaries for the year then ended.  Genetic Technologies Limited and its subsidiaries together are referred to in this Financial Report as the “Company” or the “Consolidated Entity”.

Subsidiaries are all entities (including structured entities) over which the Company has control.  The Company controls an entity when the Company is exposed to, or has rights to, variable returns from its involvement within the entity and has the ability to affect those returns through its power to direct the activities of the entity.  Subsidiaries are fully consolidated from the date on which control is transferred to the Company.  They are de-consolidated from the date that control ceases.

Intercompany transactions, balances and unrealized gains / losses on transactions between Company companies are eliminated.  Unrealized losses are also eliminated unless the transaction provides evidence of the impairment of the asset transferred.  Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the Company’s policies.

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

(h)             Revenue recognition

IFRS 15 supersedes IAS 11 Construction Contracts, IAS18 Revenue and related interpretations and it applies to all revenue arising from contracts with customers, unless those contracts are in the scope of other standards. The new standard has been applied as at 1 July 2018 using the modified retrospective approach and establishes a five-step model to account for revenue arising from contracts with customers. Under IFRS 15, revenue is recognised at an amount that reflects the consideration to which an entity expects to be entitled in exchange for transferring goods or services to a customer. The standard requires entities to exercise judgement, taking into consideration all of the relevant facts and circumstances when applying each step of the model to contracts with their customers. The standard also specifies the accounting for the incremental costs of obtaining a contract and the costs directly related to fulfilling a contract. The adoption of IFRS 15 has not impacted the amounts disclosed within the financial statements. The following recognition criteria must also be met before revenue is recognized:

Genetic testing revenues

The Company operates facilities which provide genetic testing services.  The Company recognises revenue from the provision of these services when the services have been completed.

Interest received

Income is recognized as the interest accrues using the effective interest method.

Government Grants

Research and development tax incentive

The Australian government replaced the research and development tax concession with research and development (R&D) tax incentive from July 1, 2011. The R&D tax incentive applies to expenditure incurred and the use of depreciating assets in an income year commencing on or after July 1, 2011. A refundable tax offset is available to eligible companies with an annual aggregate turnover of less than $20 million. Management has assessed the Company’s activities and expenditure to determine which are likely to be eligible under the incentive scheme. The Company accounts for the R&D tax incentive as a government grant. The grant is recognized as other income over the period in which the R&D expense is recognized.

2.                  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Other

Other Grants from the government are recognized at their fair value where there is a reasonable assurance that the grant will be received and the company will comply with all attached conditions.

(i)                Share-based payment and performance rights transactions

The fair value of options granted under an Employee Option Plan is recognized as an employee benefit expense with a corresponding increase in equity.  The fair value is measured at grant date and recognized over the vesting period over which all of the specified vesting conditions are to be satisfied. The fair value at grant date is determined by management with the assistance of an independent valuer, using a Black-Scholes option pricing model or a Monte Carlo simulation analysis.   The total amount to be expensed is determined by reference to the fair value of the options granted.

•                  including any market performance conditions (e.g. the entity’s share price)

•                  excluding the impact of any service and non-market performance vesting conditions (e.g. remaining an employee over a specified time period)

The cumulative employee benefits expense recognized at each reporting date until vesting date reflects (i) the extent to which the vesting period has expired; and (ii) the number of awards that, in the opinion of the Directors of the Company, will ultimately vest.  This opinion is formed based on the best information available at balance date.

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

The Performance Rights are not currently quoted on the ASX and as such have no ready market value. The Performance Rights each grant the holder a right of grant of one ordinary Share in the Company upon vesting of the Performance Rights for nil consideration. Accordingly, the Performance Rights may have a present value at the date of their grant. Various factors impact upon the value of Performance Rights including:

•              the period outstanding before the expiry date of the Performance Rights;

•              the underlying price or value of the securities into which they may be converted;

•              the proportion of the issued capital as expanded consequent upon conversion of the Performance Rights into Shares (i.e. whether or not the shares that might be acquired upon exercise of the options represent a controlling or other significant interest); and

•              the value of the shares into which the Performance Rights may be converted.

There are various formulae which can be applied to determining the theoretical value of options (including the formula known as the Black-Scholes Model valuation formula and the Monte Carlo simulation).

With the assistance of an independent valuer, the Company performed a valuation of the Performance Rights. The independent valuer has applied the Monte Carlo simulation in providing the valuation of the Performance Rights.

As the Performance Rights have market event hurdles for vesting, the valuation has been provided with a range of underlying share prices.

Inherent in the application of the Monte Carlo simulation are a number of inputs, some of which must be assumed. The data relied upon in applying the Monte Carlo simulation was:

a)         a range of prices analysed from 0.5 cents per share to 1.5 cents per share (being an approximate 50% discount to a 50%premium) from GTG’s current share price of 1.1 cents per share as at 5 October 2018 for all classes of Performance Rights;

b)         exercise price being 0.0 cents per Performance Right for all classes;

c)          VWAP hurdle (10 days consecutive share price hurdle) equaling 2.0 cents for Class A and Class B and 3.3 cents for Class C Performance Rights;

d)         the continuously compounded risk free rate being 2.02% for all classes of Performance Rights (calculated with reference to the RBA quoted Commonwealth Government bonds as at 8 October 2018 of similar duration to that of the expected life of each class of Performance Right);

2.                  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(i)                Share-based payment and performance rights transactions (cont.)

Performance Rights. As the Performance Rights have market event hurdles for vesting, the valuation has been provided with a range of underlying share prices.

Inherent in the application of the Monte Carlo simulation are a number of inputs, some of which must be assumed. The data relied upon in applying the Monte Carlo simulation was:

e)        a range of prices analysed from 0.5 cents per share to 1.5 cents per share (being an approximate 50% discount to a 50%premium) from GTG’s current share price of 1.1 cents per share as at 5 October 2018 for all classes of Performance Rights;

f)         exercise price being 0.0 cents per Performance Right for all classes;

g)       VWAP hurdle (10 days consecutive share price hurdle) equaling 2.0 cents for Class A and Class B and 3.3 cents for Class C Performance Rights;

h)       the continuously compounded risk free rate being 2.02% for all classes of Performance Rights (calculated with reference to the RBA quoted Commonwealth Government bonds as at 8 October 2018 of similar duration to that of the expected life of each class of Performance Right);

i)           the expected option life of 2.8 years for all classes of Performance Rights; and

j)       a volatility measure of 80%.

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

2.                  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

recognised directly in equity are also recognised directly in equity.  Current and deferred tax is recognised in profit or loss, except to the extent that it relates to items recognised in other comprehensive income or directly in equity.  In this case, the tax is also recognised in other comprehensive income or directly in equity, respectively.

Tax consolidation legislation

Genetic Technologies Limited (“GTG”) and its wholly-owned Australian-resident subsidiaries have implemented the tax consolidation legislation.  The head entity, GTG, and the subsidiaries in the tax consolidated Company account for their own current and deferred tax amounts.  These tax amounts are measured as if each entity in the tax consolidated Company continues to be a stand-alone taxpayer in its own right.

In addition to its own current and deferred tax amounts, GTG also recognizes the current tax assets / liabilities and the deferred tax assets arising from unused tax losses and tax credits assumed from subsidiaries in the tax consolidated Company.  Assets or liabilities arising under tax funding agreements with the tax consolidated entities are recognized as amounts receivable from or payable to other entities in the Company.  Any difference between the amounts assumed and amounts receivable or payable under the tax funding agreements are recognized as a contribution to (or distribution from) wholly-owned tax subsidiaries.

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

(l)                Withholding tax

The Company generates revenues from the granting of licenses to parties resident in overseas countries.  Such revenues may, in certain circumstances, be subject to the deduction of local withholding tax.  In such cases, revenues are recorded net of any withholding tax deducted.

(m)         Finance costs

Finance costs are recognized using the effective interest rate method.

(n)             Cash and cash equivalents

Cash and cash equivalents in the balance sheet comprise cash at bank and in hand and short-term deposits with an original maturity of 3 months or less.  For the purposes of the cash flow statement, cash and cash equivalents consist of cash and cash equivalents as defined above.  Cash at bank earns interest at floating rates based on daily bank deposit rates.  Short-term deposits are made for varying periods, depending on the immediate cash requirements of the Company, and earn interest at the respective short-term deposit rates.

2.                  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(o)             Trade and other receivables

Trade receivables, which are non-interest bearing and generally have terms of between 30 to 90 days, are recognized and carried at original invoice amount less an allowance for any uncollectible amounts. For the comparative periods prior to July 1, 2018, an allowance for doubtful debts is made when there is objective evidence that a receivable is impaired.  Such evidence includes an assessment of the debtor’s ability and willingness to pay the amount due.  The amount of the allowance/impairment loss is measured as the difference between the carrying amount of the trade receivables and the estimated future cash flows expected to be received from the relevant debtors.

The Company has applied IFRS 9 from July 1, 2018. To measure the loss allowance on trade receivables, the Company uses the simplified approach to measuring expected credit losses which uses a lifetime expected loss allowance for all trade receivables.

To measure the expected credit losses, trade receivables assets would be grouped based on shared credit risk characteristics and the days past due.

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

(r)              Intangible assets

Patents

Patents held by the Company are used in the licensing, testing and research areas and are carried at cost and amortized on a straight-line basis over their useful lives, being 10 years.  External costs incurred in filing and protecting patent applications, for which no future benefit is reasonably assured, are expensed as incurred.

Research and development costs

Costs relating to research activities are expensed as incurred.  An intangible asset arising from development expenditure on an internal project is recognized only when the Company can demonstrate the technical feasibility of completing the intangible asset so that it will be available for use or sale, its intention to complete and its ability to use or sell the asset, how the asset will generate future economic benefits, the availability of resources to complete the development and the ability to measure reliably the expenditure attributable to the intangible asset during its development.  To date, all development costs have been expensed as incurred as their recoverability cannot be regarded as assured.

2.                  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(s)               Impairment of assets

The Company assesses at each reporting date whether there is an indication that an asset may be impaired.  If any such indication exists, the Company makes an estimate of the asset’s recoverable amount.  An asset’s recoverable amount is the higher of its fair value less costs of disposal or its value in use and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets and the asset’s value-in-use cannot be estimated to be close to its fair value.  In such cases, the asset is tested for impairment as part of the cash-generating unit to which it belongs.  When the carrying amount of an asset or cash-generating unit exceeds its recoverable amount, the asset or cash-generating unit is considered impaired and is written down to its recoverable amount.

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

(iii) Retirement benefit obligations

The Company does not have any defined benefit funds.  Statutory contributions to defined contribution superannuation funds are recognized as an expense as they become payable. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in the future payments is available.  Statutory contributions are legally enforceable in Australia.

2.                  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(u)             Provisions

Provisions for legal claims, service claims and make good obligations are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.  Where the Company expects some or all of a provision to be reimbursed, the reimbursement is recognized as a separate asset but only when the reimbursement is virtually certain.  The expense relating to any provision is presented in the statement of comprehensive income net of any reimbursement.

If the effect of the time value of money is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects market assessments of the time value of money and, where appropriate, the risks specific to the liability.  Where discounting is used, the increase in the provision due to the passage of time is recognized as a finance cost.

(v)             Trade and other payables

Trade payables and other payables are carried at amortized cost and represent liabilities for goods and services provided to the Company prior to the end of the financial year that are unpaid and arise when the Company becomes obliged to make future payments in respect of the purchase of these goods and services.  Trade payables and other payables generally have terms of between 30 and 60 days.

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

Share-based payments transactions

The Company measures the cost of equity-settled transactions with employees by reference to the value of the equity instruments at the date on which they are granted.  Management determined the fair value with the assistance of an independent valuer using a Black-Scholes and Monte Carlo simulation options pricing model.

4.                  COST OF SALES

	Consolidated
	2019	2018	2017
	A$	A$	A$
Inventories used	55,995	93,869	172,070
Direct labour costs	103,601	88,690	152,767
Depreciation expense	55,480	65,853	71,139
Inventories written off (1)	61,191	51,676	96,441
Total cost of sales	276,267	300,088	492,417

(1)                                           Inventories written off include $Nil (2018: $24,506 and 2017: $53,856) of items that expired during the year.

5.                  NON OPERATING INCOME AND EXPENDITURE

	2019 A$	2018 A$	2017 A$
Net profit on disposal of plant and equipment	—	—	52,188
Research and development tax incentive	856,707	299,351	253,159
Export Marketing & Development Grant	—	126,907	—
Interest income	25,794	15,218	38,765
Rental income	—	—	—
Other income	137,268	—	—
Total non operating income and expenditure	1,019,769	441,476	344,112

6.                  FOREIGN EXCHANGE GAIN RECLASSIFIED ON LIQUIDATION OF SUBSIDIARY

Reclassification of net foreign exchange gains previously recognised in other comprehensive income, reclassified to profit or loss	Nil
Total gain on liquidation of subsidiary	Nil

Total gain is attributable to the liquidation of GeneType AG, a dormant subsidiary, that was completed on 13 December 2017

7.                   OTHER GAINS / (LOSSES)

	Consolidated
	2019	2018	2017
	A$	A$	A$
Net foreign exchange gains/(losses)	92,518	—	—
Net impairment losses(1)	(500,000)	—	—
Total other gains / (losses)	(407,482)	—	—

(1) In August 2018, the Company invested $250,000 into Swisstec towards the proposed joint venture to enable the Company and Swisstec to collaborate to develop a medical and health service platform using blockchain technology. The Company has recorded an impairment against the investment during the financial year ended June 30, 2019, due to cessation of activities in relation to the joint venture.

(1) In December 2018, Genetic Technologies Limited entered and invested $250,000 into a Joint Venture agreement with Blockshine Health Pty Ltd. with an ownership of 49%. The Company has recorded an impairment against the investment during the financial year ended June 30, 2019, due to the cancellation of the project.

8.                   EXPENSES

	Consolidated
	2019	2018	2017
	A$	A$	A$
Amortization of intangible assets	—	—	63,783
Depreciation of fixed assets	156,248	303,749	307,828
Employee benefits expenses	2,414,408	2,657,232	3,594,936
Operating lease expenses	312,956	326,192	310,413
Research and development expenses	310,703	459,026	418,598

9.                  INCOME TAX

	Consolidated
	2019	2018	2017
	A$	A$	A$
Reconciliation of income tax expense to prima facie tax payable
Loss before income tax expense	(6,425,604)	(5,463,872)	(8,403,826)
Tax at the Australian tax rate of 27.50% (2018: 27.50% and 2017: 28.50%)	(1,767,041)	(1,502,565)	(2,311,052)
Tax effect amounts which are not deductible/(taxable) in calculating taxable income
Share-based payments expense	92,153	35,650	33,079
Research and development tax incentive	541,596	148,346	108,163
Other non-deductible items	590	1,509	1,257
Other assessable items	—	—	81,155
	(1,132,702)	(1,317,060)	(2,087,398)

Difference in overseas tax rates	41,009	67,557	(96,775)
Under /(over) provision	1,126,722	(268,092)	(75,054)
Temporary differences not recognized	(121,965)	—	—
Research and development tax credit	(238,084)	(82,322)	(69,619)
Tax losses not recognized	325,020	1,599,917	2,328,846
Income tax expense	—	—	—

Net deferred tax assets

Deferred tax assets not recognized
Property, plant and equipment	863	1,381	2,802
Capital raising costs	232,328	347,370	320,417
Applera settlement	—	—	—
Intangible assets	1,893,220	1,949,601	2,003,505
Provisions	187,958	201,492	333,103
Other	—	—	—
Total deferred tax assets	2,314,369	2,499,844	2,659,827
Deferred tax liabilities not recognized
Prepayments	—	—	—
Total deferred tax liabilities	—	—	—
Net deferred tax assets on temporary differences not brought to account	(2,314,369)	(2,499,844)	(2,659,827)
Total net deferred tax assets	—	—	—

9.                  INCOME TAX (cont.)

	Consolidated
	2019	2018	2017
	A$	A$	A$
Tax losses
Unused tax losses for which no deferred tax asset has been recognized	90,254,547	87,970,140	80,706,629
Potential tax benefit @ 27.50% (2016: 28.50%)	23,104,882	22,596,182	22,194,323

Subject to the Company continuing to meet the relevant statutory tests, the tax losses are available for offset against future taxable income.

At June 30, 2019, the Company had a potential tax benefit related to tax losses carried forward of $23,104,882 (2018:22,596,182). Such amount includes net losses of $5,541,152 (2018:$5,155,038) related to subsidiaries in the United States (U.S.). The Tax Cuts and Jobs Act (TCJA) enacted by Congress in the U.S. on December 22, 2017 cut the top corporate income tax rate from 35% to 21%. For tax years beginning after December 31, 2017, the graduated corporate tax rate structure is eliminated and corporate taxable income will be taxed at 21-percent flat rate. Additionally, the previous 20-year limitation on carry forward net operating losses (NOL’s) has been removed, allowing the NOL’s to be carried forward indefinitely. The remaining tax losses carried forward of $ 17,563,730 (2018:17,441,144) are indefinite and are attributable to the Company’s operations in Australia. As such the total unused tax losses available to the Company, equal $23,104,882 (2018:$22,596,182).

As at balance date, there are unrecognized tax losses with a benefit of approximately $23,104,882 (2018: $22,596,182 and 2017: $22,194,323) that have not been recognized as a deferred tax asset to the Company.  These unrecognized deferred tax assets will only be obtained if:

(a)         The Company companies derive future assessable income of a nature and amount sufficient to enable the benefits to be realized;

(b)         The Company companies continue to comply with the conditions for deductibility imposed by the law; and

(c)          No changes in tax legislation adversely affect the Company companies from realizing the benefit.

Tax consolidation legislation

Genetic Technologies Limited and its wholly-owned Australian subsidiaries implemented the tax consolidation legislation as from July 1, 2003.  The accounting policy in relation to this legislation is set out in Note 2(j).

The entities in the tax consolidated Company have entered into a Tax Sharing Agreement which, in the opinion of the Directors, limits the joint and several liabilities of the wholly-owned entities in the case of a default by the head entity, Genetic Technologies Limited.

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

As at June 30, 2019, there are no unrecognised temporary differences associated with the Company’s investments in subsidiaries, as the Company has no liability for additional taxation should unremitted earnings be remitted (2017: $nil).

10.           LOSS PER SHARE

The following reflects the income and share data used in the calculations of basic and diluted loss per share:

	2019 A$	2018 A$	2017 A$
Loss for the year attributable to the owners of Genetic Technologies Limited	(6,425,604)	(5,463,872)	(8,403,826)
Weighted average number of Ordinary Shares used in calculating loss per share	2,635,454,870	2,435,282,724	2,121,638,888

Note:        None of the 114,250,000 (2018: 55,102,778 and 2017: 75,102,778) options/performance rights over the Company’s Ordinary Shares that were outstanding as at the reporting date are considered to be dilutive for the purposes of calculating diluted earnings per share.

11.           CASH AND CASH EQUIVALENTS

	Consolidated
	2019	2018	2017
	A$	A$	A$
Reconciliation of cash and cash equivalents
Cash at bank and on hand	2,131,741	5,487,035	10,988,255
Total cash and cash equivalents	2,131,741	5,487,035	10,988,255

Reconciliation of loss for the year
Reconciliation of loss for the year after income tax to net cash flows used in operating activities is as follows:
Loss for the year after income tax	(6,425,604)	(5,463,872)	(8,403,826)

Adjust for non-cash items
Amortization and depreciation expenses	156,260	303,749	371,611
Impairment of intangible assets		—	544,694
Impairment of investments	500,000
Share-based payments expense	335,102	129,635	120,287
interest classified as investing cash flows	(25,850)	15,219	—
Net (profit) / loss on disposal of plant and equipment	—	—	(52,188)
Net (gains) / losses on liquidation of subsidiary	—	(527,049)	—
Net foreign exchange (gains) / losses	(92,518)	(128,360)	175,038

Adjust for changes in assets and liabilities
(Increase) / decrease in trade and other receivables	(517,383)	124,889	204,501
(Increase) / decrease in prepayments and other assets	(42,885)	14,843	103,488
Increase / (decrease) in trade and other payables	60,178	47,027	60,120
Increase / (decrease) in provisions	(20,482)	(122,176)	62,636
Net cash flows from / (used in) operating activities	(6,073,182)	(5,636,533)	(6,813,639)
Financing facilities available
As at June 30, 2019, the following financing facilities had been negotiated and were available:
Total facilities
Credit cards	95,714	183,770	306,128
Facilities used as at reporting date
Credit cards	(6,516)	(12,031)	(12,428)
Facilities unused as at reporting date
Credit cards	89,198	171,739	293,700

12.           TRADE AND OTHER RECEIVABLES (CURRENT)

	Consolidated
	2019	2018
	A$	A$
Trade receivables	16,529	10,503
Less: 2019: Impairment allowance / 2018: provision for doubtful debts	—	—
Net trade receivables	16,529	10,503
Other receivables*	802,237	290,880
Total net current trade and other receivables	818,766	301,383

•                 Other receivables majorly consists of R&D income grant receivable.

Note: Trade and other receivables for the Company include amounts due in US dollars of USD Nil (2018: USD 7,114).

Refer Note 28 for details of aging, interest rate and credit risks applicable to trade and other receivables for which, due to their short-term nature, their carrying value approximates their fair value.

13.           PREPAYMENTS AND OTHER ASSETS (CURRENT)

	2019 A$	2018 A$
Prepayments	159,844	139,767
Inventories at the lower of cost and net realizable value	31,865	59,007
Performance bond and deposits	53,456	3,505
Total current prepayments and other assets	245,165	202,279

14.           PROPERTY, PLANT AND EQUIPMENT

	Consolidated
	2019	2018
	A$	A$
Laboratory equipment, at cost	1,451,389	1,451,389
Less: accumulated depreciation	(1,410,877)	(1,355,397)
Net laboratory equipment	40,512	95,992
Computer equipment, at cost	609,550	609,550
Add: additions during the year	47,715	—
Less: accumulated depreciation	(628,868)	(563,208)
Net computer equipment	28,397	46,342
Office equipment, at cost	167,564	167,564
Less: accumulated depreciation	(167,564)	(166,807)
Net office equipment	—	757
Equipment under hire purchase, at cost	594,626	594,626
Less: accumulated depreciation	(594,626)	(594,626)
Net equipment under hire purchase	—	—
Leasehold improvements, at cost	462,797	462,797
Add: additions during the year	2,583
Less: accumulated depreciation	(464,956)	(430,604)
Net leasehold improvements	424	32,193
Total net property, plant and equipment	69,333	175,284
Reconciliation of property, plant and equipment
Opening gross carrying amount	3,285,926	3,283,541
Add: additions purchased during the year	50,297	2,385
Less: disposals made during the year	—	—
Closing gross carrying amount	3,336,223	3,285,926
Opening accumulated depreciation and impairment losses	(3,110,642)	(2,806,893)
Add: disposals made during the year	—	—
Less: depreciation expense charged	(156,248)	(303,749)
Closing accumulated depreciation and impairment losses	(3,266,890)	(3,110,642)
Total net property, plant and equipment	69,333	175,284

Reconciliation of movements in property, plant and equipment by asset category

	Opening				Closing
	net carrying	Additions	Disposals	Depreciation	net carrying
	amount	during year	during year	expense	amount
Asset category	A$	A$	A$	A$	A$
Laboratory equipment	95,992	—	—	(55,480)	40,512
Computer equipment	46,342	47,714	—	(66,416)	28,397
Leasehold improvements	32,193	2,583	—	(34,352)	424
Totals	175,284	50,297	—	(156,248)	69,333

15.           TRADE AND OTHER PAYABLES (CURRENT)

	Consolidated
	2019	2018
	A$	A$
Trade payables	590,231	535,924
Other payables	68,423	222,502
Accrued expenses	346,654	186,704
Total current trade and other payables	1,005,308	945,130

Note: Trade payables for the Company include amounts due in US dollars of USD 126,829 (2018: USD 116,063) and Swiss francs of CHF 0 (2017: CHF 380).

Refer Note 28 for details of management of interest rate, foreign exchange and liquidity risks applicable to trade and other payables for which, due to their short-term nature, their carrying value approximates their fair value.

16.           PROVISIONS (CURRENT AND NON-CURRENT)

	2019	2018
	A$	A$
Current provisions
Annual leave	152,352	145,449
Long service leave	243,740	268,544
Make good *	91,590	91,590
Total current provisions	487,682	505,583
Non-current provisions
Long service leave	809	3,390
Make good *	—	—
Total non-current provisions	809	3,390
Total provisions	488,491	508,973

* Make good provision

Genetic Technologies Limited is required to restore the leased premises situated in Fitzroy, Melbourne to their original condition at the end of the lease terms. A provision has been recognized for the present value of the estimated expenditure required to remove any leasehold improvements. These costs have been capitalized as part of the cost of leasehold improvements and are amortized over the shorter of the term of the lease or the useful life of the assets. See Note 2 (u) for the Company’s other accounting policies relevant to provisions.

16.           PROVISIONS (CURRENT AND NON-CURRENT) (cont.)

	Consolidated
	2019	2018
	A$	A$
Reconciliation of annual leave provision
Balance at the beginning of the financial year	145,499	239,821
Add: obligation accrued during the year	91,106	155,967
Less: utilized during the year	(84,253)	(250,289)
Balance at the end of the financial year	152,352	145,499
Reconciliation of long service leave provision
Balance at the beginning of the financial year	271,933	299,739
(Less)/ Add: obligation accrued during the year	10,226	(27,806)
Less: utilized during the year	(37,610)	—
Balance at the end of the financial year	244,549	271,933

Note: The current provisions for annual leave and long service leave include a total amount of $335,655 (2018: $325,421) in respect of obligations which, based on historical evidence, the Company estimates will be settled more than 12 months from balance date.

17.           CONTRIBUTED EQUITY

	Consolidated
	2019	2018
	A$	A$
Issued and paid-up capital
Fully paid Ordinary Shares	125,498,824	122,372,662
Total contributed equity	125,498,824	122,372,662
Movements in shares on issue

Year ended June 30, 2018	Shares	$
Balance at the beginning of the financial year	2,435,282,724	122,382,625
Less: transaction costs arising on share issue	—	(9,963)
Balance at the end of the financial year	2,435,282,724	122,372,662

Year ended June 30, 2019	Shares	$
Balance at the beginning of the financial year	2,435,282,724	122,372,662
Shares issued during the year	502,851,419	3,557,509
Less: transaction costs arising on share issue		(431,347)
Balance at the end of the financial year	2,938,134,143	125,498,824

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

Capital management

When managing capital, Management’s objective is to ensure that the Company continues as a going concern as well as to provide returns for shareholders and benefits for other stakeholders. Management also aims to maintain a capital structure to reduce the entity’s cost of capital.

18.           RESERVES

	Consolidated
	2019	2018
	A$	A$
Foreign currency translation	789,598	765,930
Share-based payments	5,220,334	4,885,232
Total reserves	6,009,932	5,651,162
Reconciliation of foreign currency translation reserve
Balance at the beginning of the financial year	765,930	1,288,896
Add: net currency translation gain / (loss)	23,668	(522,966)
Balance at the end of the financial year	789,598	765,930
Reconciliation of share-based payments reserve
Balance at the beginning of the financial year	4,885,232	4,755,597
Add: share-based payments expense	341,201	129,635
Less: Reversal of forfeited/lapsed options	(6,099)
Balance at the end of the financial year	5,220,334	4,885,232

Nature and purpose of reserves

Foreign currency translation reserve

This reserve is used to record exchange differences arising from the translation of the financial statements of foreign subsidiaries.

Share-based payments reserve

This reserve is used to record the value of share-based payments provided to employees and others providing similar services as part of their remuneration.

19.           ACCUMULATED LOSSES

Balance at the beginning of the financial year	(123,311,946)	(117,848,074)
Add: net loss attributable to owners of Genetic Technologies Limited	(6,425,604)	(5,463,872)
Balance at the end of the financial year	(129,737,550)	(123,311,946)

20.    OPTIONS

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

On November 30, 2001, the Directors of the Company established a Staff Share Plan. On November 19, 2008, the shareholders of the Company approved the introduction of a new Employee Option Plan. Under the terms of the respective Plans, the Directors may, at their discretion, grant options over the ordinary shares in the Genetic Technologies Limited to executives, consultants, employees, and former Non-Executive Directors, of the Company.

During the year 16,000,000 options over ordinary shares were granted pursuant the Employee Option Plan. The following information relates to ordinary shares granted pursuant to the Employee Option Plan at no cost for year ended 30 June 2019;

Set out below are summaries of all listed and unlisted options, including ESOP:

	Ave. exercise price per option	Number of options and performance rights
As at 1 July	$0.017	55,102,778
Granted to KentGrove Capital	$0.015	12,500,000
Granted to employees during the year	$0.010	16,000,000
Lapsed during the year	$0.020	(19,236,111)
Forfeited during the year	$0.001	(6,000,000)
Lapse of unlisted options attached to convertible notes	$0.015	(20,366,667)
As at 30 June	$0.015	38,000,000

Note:

On August 8, 2018, the Company announced that it issued the following securities to Kentgrove Capital Pty Ltd:

•                  8,833,100 Shares in lieu of payment of the Establishment Fee (Establishment Shares);

•                  12,500,000 Options exercisable at $0.0153 each and expiring 3 years after issue (Establishment Options); and

•                  100,000,000 Shares as security for the Company’s obligations under the Kentgrove Facility (Collateral Shares).

Fair value of options granted

The options granted to Kentgrove Capital Pty Ltd were valued based on the following:

2019
Grant Date	08 Aug 2018
Options issued	12,500,000
Dividend yield	—
Historic volatility and expected volatility	80%
Option exercise price	$0.0153
Weighted average exercise price	$0.0153
Risk-free interest rate	2.02%
Expected life of an option	3 years
Model used	Black-Scholes
Fair value of options at grant date	$0.0040

As at June 30, 2019, the following options over Ordinary Shares in the Company were outstanding.

	2019	Weighted ave. exercise price	2018	Weighted ave. exercise price
Unlisted employee options (refer below)	25,500,000	$0.015	34,736,111	$0.017
Unlisted options attached to convertible notes	—	—	20,366,667	$0.015
Unlisted options granted to KentGrove Capital	12,500,000	$0.015	—	—
	38,000,000	$0.015	55,102,778	$0.016

On November 30, 2001, the Directors of the Company established a Staff Share Plan.  On November 19, 2008, the shareholders of the Company approved the introduction of a new Employee Option Plan.  Under the terms of the respective Plans, the Directors of the Company may grant options over Ordinary Shares in Genetic Technologies Limited to executives, consultants and employees of the Company.  The options, which are granted at nil cost, are not transferable and are not quoted on the ASX.  As at June 30, 2019, there was 1 executive and 12 employees who held options that had been granted under the Plans.  Options granted under the Plans carry no rights to dividends and no voting rights.

20.    OPTIONS (cont.)

The movements in the number of options granted under the Plans are as follows:

	2019	Weighted ave. exercise price	2018	Weighted ave. exercise price
Unlisted employee options
Balance at the beginning of the financial year	34,736,111	$0.017	54,736,111	$0.016
Add: options granted during the year	16,000,000	$0.010	—	—
Less: options lapsed during the year	(19,236,111)	$0.020	—	—
Less: options forfeited during the year	(6,000,000)	$0.010	(20,000,000)	$0.014
Balance at the end of the financial year	25,500,000	$0.015	34,736,111	$0.017

There were no options exercised under the Employee Option Plan during the year ended June 30, 2019 (2018: Nil).

The numbers of options outstanding as at June 30, 2019 by ASX code, including the respective dates of expiry and exercise prices, are tabled below (refer Note 23 for further information).  The options tabled below are not listed on ASX.

Option description	2019	Weighted ave. exercise price	2018	Weighted ave. exercise price
Unlisted employee options
Options to Kentgrove (expiring August 8, 2021)	12,500,000	$0.015	—	—
GTGAD (expiring September 14, 2020)	—	—	—	—
GTGAD (expiring November 24, 2020)	—	—	19,236,111	$0.020
GTGAD (expiring March 31, 2021)	5,000,000	$0.020	5,000,000	$0.020
GTGAD (expiring February 16, 2022)	5,500,000	$0.010	10,500,000	$0.010
ESOP options (expiring December 11, 2021)	15,000,000	$0.010	—	—
Balance at the end of financial year	38,000,000	$0.015	34,736,111	$0.017

Unlisted options attached to convertible notes
GTGAC (expiring December 2, 2018)	—	—	20,366,667	$0.015
Balance at the end of the financial year	38,000,000	$0.015	55,102,778	$0.016
Exercisable at the end of the financial year	38,000,000	$0.015	48,102,778	$0.017

The weighted average remaining contractual life of options outstanding as at June 30, 2019 was 2.16 years (2018: 1.94 years).

21.           SEGMENT INFORMATION

Identification of reportable segments

The Company has identified a sole operating segment as reported that is consistent with the internal reporting provided to the chief operating decision maker and is aligned to the one major revenue stream.

The Company’s operating segment is summarized as follows:

Business segments

		Revenues and income
Segment		Sales	Other	Totals	Profit / (loss)
		A$	A$	A$	A$
Operations	2019	25,444	1,019,769	1,045,213	(6,425,604)
	2018	189,254	441,476	630,730	(5,463,872)
	2017	518,506	344,112	862,618	(8,403,826)

				Amortization	Purchases of
Segment		Assets	Liabilities	/depreciation	equipment
		A$	A$	A$	A$
Operations	2019	3,265,005	(1,493,799)	(156,248)	5,353
	2018	6,165,981	(1,454,103)	(303,749)	2,385
	2017	12,108,297	(1,529,253)	(371,611)	234,799

Geographic information

Australia — is the home country of the parent entity and the location of the Company’s genetic testing and licensing operations.

U.S. — is the home of Phenogen Sciences Inc. and GeneType Corporation.

Switzerland — is the home of GeneType AG (Liquidated December 2017).

Geographic information

		Revenues and income
		Sales	Other	Totals	Profit/(Loss)
		A$	A$	A$	A$
Australia	2019	5,247	1,019,769	1,025,016	(5,791,950)
	2018	—	441,476	441,476	(3,504,098)
	2017	18,215	344,112	362,327	(7,000,994)
U.S.	2019	20,197	—	20,197	(633,654)
	2018	189,254	—	189,254	(1,959,774)
	2017	500,291	—	500,291	(1,371,001)
Other	2019	—	—	—	—
	2018	—	—	—	—
	2017	—	—	—	(31,831)
Totals	2019	25,444	1,019,769	1,045,213	(6,425,604)
	2018	189,254	441,476	630,730	(5,463,872)
	2017	518,506	344,112	862,618	(8,403,826)

21.          SEGMENT INFORMATION (cont.)

Segment assets:

The internal management reporting presented to key business decision makers report total assets on the basis consistent with that if the consolidated financial statements. These reports do not allocate assets based on the operations of each segment or by geographical location.

Under the current management reporting framework, total assets are not reviewed to a specific reporting segment or geographical location.

Segment Liabilities:

The internal management reporting presented to key business decision makers report total liabilities on the basis consistent with that if the consolidated financial statements. Under the current management reporting framework, total liabilities are not reviewed to a specific reporting segment or geographical location.

Other revenues and income includes interest received of $25,790 (2018: $15,218  and 2017: $38,765).

Expenses includes employee benefits expenses of $2,414,408 (2018: $2,657,232 and 2017: $3,594,936).

Included in the above figures are the following intersegment balances and transactions:

	Consolidated
	2019	2018	2017
	A$	A$	A$
Foreign exchange gain (U.S.) and foreign exchange loss (Australia)	291,542	981,141	776,295
Cost of sales (U.S.) and sales (Australia)	9,708	38,352	74,762

Segment products and locations

The principal geographic segment is Australia, with the Company’s headquarters being located in Melbourne in the State of Victoria however the key sales activities take place in the U.S..

Major customers

During the years ended June 30, 2019 and June 30, 2018 there was no customer from whom the Company generated revenues representing more than 10% of the total consolidated revenue from operations or outstanding receivables.

22.          SHARE BASED PAYMENTS

(a) Employee option plan

On November 30, 2001, the Directors of the Company established a Staff Share Plan.  On November 19, 2008, the shareholders of the Company approved the introduction of a new Employee Option Plan.  Under the terms of the respective Plans, the Directors may, at their discretion, grant options over the Ordinary Shares in the Genetic Technologies Limited to executives, consultants, employees, and former Non-Executive Directors, of the Company.

During the year 16,000,000 options over Ordinary Shares were granted pursuant the Employee Option Plan. The following information relates to Ordinary Shares granted pursuant to the Employee Option Plan at no cost for year ended 30 June 2019;

i.                                          16,000,000 unlisted options (Expiring on December 11, 2021 with an exercise price of $0.01 vesting on 30 June 2019) over Ordinary Shares pursuant to the Employee Option Plan were granted. The fair value of each option granted is estimated by an external valuer using a Black-Scholes option-pricing model, with assumptions as follows:

2019
Grant Date	12 Dec 2018
Options issued	16,000,000
Dividend yield	—
Historic volatility and expected volatility	80%
Option exercise price	$0.010
Weighted average exercise price	$0.030
Risk-free interest rate	2.02%
Expected life of an option	2.8 years
Model used	Black-Scholes
Fair value of options at grant date	$0.0051

As at 30 June 2019, there were 14 employee who held options that had been granted under the Plan.

During the financial year 2018 no options over ordinary shares were granted pursuant the Employee Option Plan. The following information relates to ordinary shares granted pursuant to the Employee Option Plan at no cost for year ended 30 June 2017;

The following information relates to Ordinary Shares granted pursuant to the Employee Option Plan at no cost for year ended 30 June 2017;

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

2017
Grant Date	17 Feb 2017
Options issued	1,250,000
Dividend yield	—
Historic volatility and expected volatility	60%
Option exercise price	$0.010
Weighted average exercise price	$0.010
Risk-free interest rate	2.19%
Expected life of an option	4.5 years
Model used	Black-Scholes
Fair value of options at grant date	$0.0050

As at 30 June 2019, there was 1 employee (2018: 1) who held options that had been granted under the Plan.

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

2017
Grant Date	17 Feb 2017
Options issued	21,500,000
Dividend yield	—
Historic volatility and expected volatility	60%
Option exercise price	$0.010
Weighted average exercise price	$0.010
Risk-free interest rate	2.19%
Expected life of an option	4.5 years
Model used	Black-Scholes
Fair value of options at grant date	$0.0050

iii.            1,250,000 options (2016: 2,000,000 options) to a number of employees of the Company’s US Subsidiary, Phenogen Sciences Inc. The options vest based on non-market performance conditions (requirement to remain employed by the Company) in three tranches commencing on the date of the 2017 Annual General Meeting (AGM) of the Company and then at each of the 12 and 24 month anniversaries thereafter (2016:  three equal tranches after 12 months, 24 months, and 36 months from date of grant, respectively). The fair value of each option granted is estimated by an external valuer using a Black-Scholes option-pricing model, with assumptions as follows

	2017	2016
Grant Date	17 Feb 2017	1 April 2016	25 Nov 2015
Options issued	1,250,000	500,000	1,500,000
Dividend yield	—	—	—
Historic volatility and expected volatility	60%	80%	80%
Option exercise price	$0.010	$0.039	$0.058
Fair value of options at grant date	$0.0050	$0.0065	$0.0139
Weighted average exercise price	$0.010	$0.039	$0.058
Risk-free interest rate	2.19%	1.93%	2.22%
Expected life of an option	4.5 years	4.3 years	4.5 years
Model used	Black-Scholes	Black-Scholes	Black-Scholes

(b) Performance Rights Issuance

After receiving requisite shareholder approval on November 29, 2018, the Company has issued 76,250,000 performance rights to Directors of the Company as follows:

7,500,000 Class A Performance Rights, 25,000,000 Class B Performance Rights and 25,000,000 Class C performance Rights to Dr Paul Kasian

3,750,000 Class A Performance Rights to Dr Lindsay Wakefield

6,250,000 Class A Performance Rights to Dr George Muchnicki

5,000,000 Class A Performance Rights to Mr Peter Rubinstein

3,750,000 Class A Performance Rights to Mr Xue Lee

Further detail around each tranche of performance rights has been detailed within the explanatory memorandum accompanying the Notice of Meeting lodged with the ASX on October 30, 2018. The Company has accounted for these performance rights in accordance with its accounting policy for share-based payment transactions and has recorded $104,441 of associated expense in the current year-end.

Valuation of Performance Rights

The Performance Rights are not currently quoted on the ASX and as such have no ready market value. The Performance Rights each grant the holder a right of grant of one ordinary Share in the Company upon vesting of the Performance Rights for nil consideration. Accordingly, the Performance Rights may have a present value at the date of their grant. Various factors impact upon the value of Performance Rights including:

•               the period outstanding before the expiry date of the Performance Rights;

•               the underlying price or value of the securities into which they may be converted;

•               the proportion of the issued capital as expanded consequent upon conversion of the Performance Rights into Shares (i.e. whether or not the shares that might be acquired upon exercise of the options represent a controlling or other significant interest); and

•               the value of the shares into which the Performance Rights may be converted.

There are various formulae which can be applied to determining the theoretical value of options (including the formula known as the Black-Scholes Model valuation formula and the Monte Carlo simulation).

The Company has commissioned an independent valuation of the Performance Rights. The independent valuer has applied the Monte Carlo simulation in providing the valuation of the Performance Rights.

Inherent in the application of the Monte Carlo simulation are a number of inputs, some of which must be assumed. The data relied upon in applying the Monte Carlo simulation was:

a)             exercise price being 0.0 cents per Performance Right for all classes;

b)             VWAP hurdle (10 days consecutive share price hurdle) equaling 2.0 cents for Class A and Class B and

3.3       cents for Class C Performance Rights;

c)              the continuously compounded risk-free rate being 2.02% for all classes of Performance Rights (calculated with reference to the RBA quoted Commonwealth Government bonds as at 8 October 2018 of similar duration to that of the expected life of each class of Performance Right);

d)             the expected option life of 2.8 years for all classes of Performance Rights; and

e)              a volatility measure of 80%.

Based on the independent valuation of the performance rights, the company agrees that the total value of the performance rights to be issued to each director (depending on the share price at issue) is as follows:

Valuation of Class A Performance Rights

	Number of Performance Rights issued	Valuation per Class A (cents)	Total fair value of Class A Performance Rights	Expense accounted for during the year
Dr Paul Kasian	7,500,000	0.77	$57,750	$11,229
Dr Lindsay Wakefield	3,750,000	0.77	$28,875	$5,614
Dr George Muchnicki	6,250,000	0.77	$48,125	$9,358
Mr Peter Rubinstein	5,000,000	0.77	$38,500	$7,486
Mr Sam Lee	3,750,000	0.77	$28,875	$5,614

Valuation of Class B Performance Rights

	Number of Performance Rights issued	Valuation per Class B (cents)	Class B Performance Rights	Expense accounted for during the year
Dr Paul Kasian	25,000,000	0.77	$192,500	$37,431

Valuation of Class C Performance Rights

	Number of Performance Rights issued	Valuation per Class C (cents)	Class C Performance Rights	Expense accounted for during the year
Dr Paul Kasian	25,000,000	0.57	$142,500	$27,708

22.          SHARE BASED PAYMENTS (cont.)

(b) Expenses arising from share-based payment transactions

Total expenses arising from share-based payment transactions recognized during the period as part of employee benefit expense were as follows:

	Consolidated
	2019	2018	2017
Kentgrove options issued	15,278	—	—
Performance rights issued	104,441	—	120,287
Options issued under employee option plan	215,383	129,635	120,287
Total expenses arising from share-based payments	335,102	129,635	120,287

23.           COMMITMENTS AND CONTINGENCIES

	Consolidated
	2019	2018	2017
Operating lease expenditure commitments	A$	A$	A$
Minimum operating lease payments
- not later than one year	250,068	41,625	227,992
- later than one year but not later than five years	266,560	—	35,676
- later than five years	—	—	—
Total minimum operating lease payments	516,628	41,625	263,668

As at June 30, 2019, the above operating leases related to the following premises that are currently occupied by the Company:

Location	Landlord	Use	Date of expiry of lease	Minimum payments ($)
60-66 Hanover Street Fitzroy, Victoria 3065 Australia	Crude Pty. Ltd.	Office / laboratory	August 31, 2021	487,837
1300 Baxter Street, Suite 157, Charlotte, North Carolina	Mid-Town Partners LLC	Office	Month to month	28,791
			Total	516,628

Apart from the above, there were no other commitments or contingencies as at June 30, 2019.

On July 3, 2018 the lease agreement for the Fitzroy premises in Melbourne was extended for 3 years from September 1, 2018 to August 31, 2021. In addition, Phenogen Sciences Inc. has vacated the Harris Corners Parkway office in Charlotte and entered into a lease agreement effective July 23, 2018 for premises situated at 1300 Baxter Street, Suite 157, Charlotte, North Carolina.

24.    AUDITORS’ REMUNERATION

	Consolidated
	2019	2018	2017
	A$	A$	A$
Audit and assurance services
PricewaterhouseCoopers in respect of:
Audit(1)	288,000	288,200	325,972
Audit related	—	—	107,451
Other audit firms in respect of:
Audit of the Financial Reports of subsidiaries	—	—	4,070
Total remuneration in respect of audit services	288,000	288,200	437,493

(1) Audit fees consist of services that would normally be provided in connection with statutory and regulatory filings or engagements, including services that generally only the independent accountant can reasonably provide.

25.          RELATED PARTY DISCLOSURES

Ultimate parent

Genetic Technologies Limited is the ultimate Australian parent company. As at the date of this Report, no shareholder controls more than 50% of the issued capital of the Company.

Transactions within the Group and with other related parties

During the year ended 31 December 2019, the only transactions between entities within the Group and other related parties occurred, are as listed below. Except where noted, all amounts were charged on similar to market terms and at commercial rates.

Debt convertible notes

During the year ended 30 June 2015, the Company finalised the raising of $2,150,000 via the issue of unlisted secured (debt) notes to existing and new Australian institutional and wholesale investors. The debt notes carried a 10.0% coupon rate, and as approved at the Annual General Meeting, held on 25 November 2014, became convertible notes which could convert into ordinary shares (at a 10.0% discount to the 5 day VWAP). These convertible notes also carry free attached options to purchase further shares in the Company.

Of these convertible notes, $125,000 were issued to a holder associated with Dr Lindsay Wakefield, a Company director at the time of issue, on the same terms and conditions as other note holders, all of which were converted during the year ended 30 June 2015. The 8,333,333 share options attached to these convertible notes expired during the year ended 30 June 2019. Dr Muchnicki and Mr Rubinstein, both of whom were elected as Directors of the Company on 31 January 2018, also participated in the debt convertible notes raising, during the year ended 30 June 2019 associated options indirectly held of 6,666,667 and 5,000,000 respectively expired.

Blockchain Global Limited

As announced by the Company on 15 February 2018, a non-binding terms sheet with Blockchain Global Limited(BCG) was entered to provide a framework for continuing discussions between the two companies, with the proposed transaction being subject to shareholder approval (by non-associated Shareholders); and as announced by the Company on 2 August 2018, a framework agreement with BCG was entered formalizing the non-binding terms sheet and providing a framework for a strategic alliance between the Company and BCG, with the agreement became binding on 29 November 2018 upon receiving the requisite shareholder approval. The agreement proposed the issue of 486 million shares to BCG in 3 tranches subject to the achievement of certain milestones. To date no shares have been issued under the framework agreements and no milestones have been achieved. Any rights to the 486 million milestone shares lapse between 27th December 2019 and 27 June 2020.

The company has accounted for these share issuances in accordance with its accounting policy for share-based payment transactions and has not recorded any associated expense in the current year given performance conditions have not been met and are not currently considering any Blockchain related projects.

A number of Directors of the Company presently or previously have had involvement with BCG. Mr Sam Lee has a direct and indirect share interest and was a CEO and managing director of BCG. Mr Peter Rubinstein held a minority shareholding in the entity and was also a director in BCG. Dr George Muchnicki has a direct and indirect interest in BCG. Dr Paul Kasian was previously a director of BCG until July 2018.

Performance Rights Issuance

After receiving requisite shareholder approval on 29 November 2018, the Company has issued 76,250,000 performance rights to Directors of the Company as follows:

• 7,500,000 Class A Performance Rights, 25,000,000 Class B Performance Rights and 25,000,000 Class C performance Rights to Dr Paul Kasian

• 3,750,000 Class A Performance Rights to Dr Lindsay Wakefield

• 6,250,000 Class A Performance Rights to Dr George Muchnicki

• 5,000,000 Class A Performance Rights to Mr Peter Rubinstein

• 3,750,000 Class A Performance Rights to Mr Xue Lee

The Company has accounted for these performance rights in accordance with its accounting policy for share-based payment transactions and has recorded $104,441 of associated expense in the current year.

Valuation of Performance Rights

The Performance Rights are not currently quoted on the ASX and as such have no ready market value. The Performance Rights each grant the holder a right of grant of one ordinary Share in the Company upon vesting of the Performance Rights for nil consideration. Accordingly, the Performance Rights may have a present value at the date of their grant. Various factors impact upon the value of Performance Rights including:

• the period outstanding before the expiry date of the Performance Rights;

• the underlying price or value of the securities into which they may be converted;

• the proportion of the issued capital as expanded consequent upon conversion of the Performance Rights into Shares (i.e. whether or not the shares that might be acquired upon exercise of the options represent a controlling or other significant interest); and

• the value of the shares into Which the Performance Rights may be converted.

Blockshine Health Joint Venture

The Company, via its subsidiary Gene Ventures Pty Ltd, entered into a joint venture with Blockshine Technology Corporation (BTC). The joint venture company, called Blockshine Health, will pursue and develop blockchain opportunities in the biomedical sector. Blockshine Health will have full access to BTC’s technology (royalty free) as well as all of its opportunities in the biomedical sector. The Company invested $250,000 into the joint venture for a 49% equity stake. The Company has recorded an impairment against the investment during the financial year ended June 30, 2019, due to the cancellation of the project.

Dr George Muchnicki (GTG’s nominee for directorship) is currently the director of both the Company and Blockshine Health. At this time, no Directors fees are payable to Dr Muchnicki by the joint venture company Blockshine Health.

There were no transactions with parties related to Key Management Personnel during the year other than that disclosed above.

Genetic Technologies HK Limited and Aocheng Genetic Technologies Co. Ltd - Joint Venture

In August 2018, the Company announced a Heads of Agreement had been reached with Representatives of the Hainan Government - Hainan Ecological Smart City Group (“HESCG”), a Chinese industrial park development & operations company have formally invited Genetic Technologies Limited (“GTG”) to visit the Hainan Medical Pilot Zone to conduct a formal review and discuss opportunities for market entry into China via the Hainan Free Trade Zone initiative. The invitation was extended to GTG via Beijing Zishan Health Consultancy Limited (“Zishan”), demonstrating the potential for growth presented by the proposed Joint Venture between the parties (as announced to the market on 14 August 2018).

Participants in the Hainan Medical Pilot Zone gain access to the Chinese healthcare market with an estimated value in excess of US$800B. Discussions with HESCG form part of an official review process to evaluate the feasibility of offering GTG’s suite of genetic risk assessment tests into China through the Hainan Medical Pilot Zone.

Subsequently, the Company announced the official formation of Genetic Technologies HK Limited and Aocheng Genetic Technologies Co. Ltd in Hong Kong to the market on March 27, 2019,

With a growing clinical market and increased government investment in health-related technology, China is poised to become one of the largest global markets for genomic testing. The invitation from representatives of the Hainan Government represents a significant opportunity for GTG to advance the adoption of genetic risk assessment tests in the region.

GTG’s Chairman, Dr Paul Kasian has been named in the formation Heads of Agreement document to be the Chairman of the Joint Venture entity. At this time, no Directors fees or emoluments have been paid to Dr Kasian, nor have agreements regarding fees been reached.

Lodge Corporate

Dr. Kasian was a director of corporate finance and corporate advisor from December 2017 to February 2019 with Lodge Corporate. During the year, the company engaged in corporate advisory services with Lodge Corporate and had transactions worth $67,000 during the financial year end 2019.

Mr. Phillip Hains (Chief Financial Officer)

Subsequent to the financial year end 2019, on July 11, 2019, the Company announced that it had appointed Mr. Phillip Hains (MBA, CA) as the Chief Financial Officer who has over 30 years of extensive experience in roles with a portfolio of ASX and NASDAQ listed companies and provides CFO services through his firm The CFO Solution. The Company had a similar arrange with The CFO Solution, where it would engage and provided services of overall CFO, accounting and other finance related activities.

During the financial year 2019, the company had transactions valued at $45,459 with The CFO Solution towards provision of overall CFO, accounting and other finance related activities.

Details of Directors and Key Management Personnel as at balance date

Directors

• Dr Paul Kasian (Former Chairman and Interim CEO) (resigned September 24, 2019)

• Dr Lindsay Wakefield (Non-Executive)

• Dr Jerzy Muchnicki (Executive Director and Interim CEO) (appointed on September 24, 2019)

• Mr Peter Rubinstein (Non-Executive)

• Mr Xue Lee (Non-Executive) (resigned on July 9, 2019)

Executives

• Dr Richard Allman (Scientific Director)

• Mr Paul Viney (Chief Financial Officer, Chief Operating Officer and Company Secretary) (appointed on December 15, 2018 and resigned on July 15, 2019)

• Kevin Fischer (Chief Financial Officer) (resigned on December 31, 2018)

25.    RELATED PARTY DISCLOSURES (cont.)

	Consolidated
	2019	2018	2017
	A$	A$	A$
Remuneration of Key Management Personnel
Short-term employee benefits	964,162	1,215,632	1,533,457
Post-employment benefits	86,130	96,315	101,320
Share-based payments	157,886	130,385	121,269
Other long-term benefits	734	2,371	61,594
Termination benefits	—	164,760	—
Total remuneration of Key Management Personnel	1,208,912	1,609,463	1,817,640

26.    SUBSIDIARIES

The following diagram is a depiction of the Company structure as at June 30, 2019.

		Company interest (%)		Net carrying value ($)
Name of Company	Incorporation details	2019	2018	2019	2018
Entities held directly by parent
GeneType Pty. Ltd. (Dormant)	September 5, 1990 Victoria, Australia	100%	100%	—	—
Genetic Technologies Corporation Pty. Ltd. (Genetic testing)	October 11, 1996 N.S.W., Australia	100%	100%	2	2
Gene Ventures Pty. Ltd. * (Dormant)	March 7, 2001 N.S.W., Australia	100%	100%	10	10
GeneType AG ** (Dormant)	February 13, 1989 Zug, Switzerland	—	—	—	—
GeneType Corporation (Dormant)	December 18, 1989 California, U.S.A.	100%	100%	—	—
Phenogen Sciences Inc. (BREVAGenTM )	June 28, 2010 Delaware, U.S.A.	100%	100%	11,006	11,006
Genetic Technologies HK Ltd	March 18, 2019 Hong Kong, China	100%	N/A	—	—
Total carrying value				11,018	11,018

* On 26 April 2018, the name of RareCellect Pty Ltd (ACN 096 135 9847) was changed to Gene Ventures Pty Ltd (ACN 096 135 947)

** Liquidation of GeneType AG was completed on 13 December 2017

27.    FINANCIAL RISK MANAGEMENT

The Company’s activities expose it to a variety of financial risks such as credit risk, market risk (including foreign currency risk and interest rate risk) and liquidity risk.  The Company’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the financial performance of the Company.  The Company uses different methods to measure the different types of risk to which it is exposed.  These methods include sensitivity analysis in the case of foreign exchange, interest rate and aging analysis for credit risk.

Risk management is managed by the Executive under guidance provided by the Board of Directors via its Audit Committee, which provides guidance for overall risk management, as well as policies covering specific areas, such as credit risk, foreign exchange risk and interest rate risk.  The Committee identifies and evaluates financial risks in close cooperation with the Company’s executive management.

The Company’s principal financial instruments comprise cash and cash equivalents.  The Company also has other financial assets and liabilities, such as trade receivables and payables, which arise directly from its operations.

The Company does not typically enter into derivative transactions, such as interest rate swaps or forward currency contracts.  It is, and has been throughout the period under review, the Company’s policy that no trading in financial instruments shall be undertaken.  The main risks arising from the Company’s financial instruments are credit risk exposures, foreign currency risk, interest rate risk and liquidity risk.  The policies for managing each of these risks are summarized below.

Details of the significant accounting policies and methods adopted, including the criteria for recognition, the basis of measurement and the basis on which income and expenses are recognized, in respect of each class of financial asset, financial liability and equity instrument are disclosed in Note 2.

The Company holds the following financial instruments:

	Consolidated
	2019	2018
	A$	A$
Financial assets
Cash at bank / on hand	2,131,741	5,487,035
Trade and other receivables	818,766	301,383
Performance bond and deposits	53,456	3,505
Total financial assets	3,003,963	5,791,923

Financial liabilities
Trade and other payables	1,005,308	945,130
Total financial liabilities	1,005,308	945,130

Credit risk

The Company’s credit risk is managed on a Company basis.  Credit risk arises from cash and cash equivalents and deposits with banks and financial institutions, as well as credit exposures to customers, including outstanding receivables and committed transactions. Other receivables represent amounts accrued for which reimbursement will be applied for from the Australian Taxation Authority under the Governments Research & Development grant. The maximum exposures to credit risk at June 30, 2019 in relation to each class of recognized financial asset is the carrying amount of those assets, as indicated in the balance sheet.

Financial assets included on the balance sheet that potentially subject the Company to concentration of credit risk consist principally of cash and cash equivalents and trade receivables.  In accordance with the guidelines of the Company’s Short Term Investment Policy, the Company minimizes this concentration of risk by placing its cash and cash equivalents with financial institutions that maintain superior credit ratings in order to limit the degree of credit exposure.  For banks and financial institutions, only independently-rated parties with a minimum rating of “A-1” are accepted.  The Company has also established guidelines relative to credit ratings, diversification and maturities that seek to maintain safety and liquidity.  The Company does not require collateral to provide credit to its customers.  The Group has not entered into any transactions that qualify as a financial derivative instrument.

27.           FINANCIAL RISK MANAGEMENT (cont.)

Credit risk (cont.)

The trade receivables balance is reflective of historical collection rates which are monitored on an ongoing basis and adjusted accordingly based on changing collection and test data. As at June 30, 2019, the balance of the Company’s total accrued net trade receivables was $16,529 (2018: $10,503 (refer Note 12)).

Credit risk further arises in relation to financial guarantees given by the Company to certain parties in respect of obligations of its subsidiaries.  Such guarantees are only provided in exceptional circumstances.

An analysis of the aging of trade and other receivables s is provided below:

	Consolidated
	2019	2018
	A$	A$
Net trade and other receivables
Current (less than 30 days)	802,237	294,454
31 days to 60 days	11,159	3142
61 days to 90 days (note)	—	783
Greater than 90 days (note)	5,370	3004
Total net trade and other receivables (Note 12)	818,766	301,383

Market risk

Foreign currency risk

The Company operates internationally and is exposed to foreign currency exchange risk, primarily with respect to the US dollar, through financial assets and liabilities.  It is the Company’s policy not to hedge these transactions as the exposure is considered to be minimal from a consolidated operations perspective.  Further, as the Company incurs expenses which are payable in US dollars, the financial assets that are held in US dollars provide a natural hedge for the Company.

Foreign exchange risk arises from planned future commercial transactions and recognized assets and liabilities denominated in a currency that is not the entity’s functional currency and net investments in foreign operations.  The risk is measured using sensitivity analysis and cash flow forecasting.

The Company has a Foreign Exchange Management Policy which was developed to establish a formal framework and procedures for the efficient management of the financial risks that impact on Genetic Technologies Limited through its activities outside of Australia, predominantly in the United States.  The policy governs the way in which the financial assets and liabilities of the Company that are denominated in foreign currencies are managed and any risks associated with that management are identified and addressed.  Under the policy, which is updated on a regular basis as circumstances dictate, the Company generally retains in foreign currency only sufficient funds to meet the expected expenditures in that currency.  Surplus funds are converted into Australian dollars as and when deemed appropriate by the Board in consultation with the CFO.

27.           FINANCIAL RISK MANAGEMENT (cont.)

Market risk (cont.)

As at June 30, 2019, the Company held the following financial assets and liabilities that were denominated in foreign currencies:

Consolidated	Year	USD	EUR	CHF
Financial assets
Cash at bank / on hand	2019	201,737	27,052	—
	2018	2,154,291	28,952	—
Bonds and deposits	2019	1,986	—	—
	2018	3,505	—	—
Total financial assets	2019	203,723	27,052	—
	2018	2,157,796	28,952	—
Financial liabilities
Trade and other payables	2019	117,992	1,900	—
	2018	116,063	—	—
Total financial liabilities	2019	117,992	1,900	—
	2018	116,063	—	—

Notes:    USD — United States dollars     EUR — European euros             CHF — Swiss francs

During the year ended June 30, 2019, the Australian dollar / US dollar exchange rate weakened by 5.13%, from 0.7403 at the beginning of the year to 0.7023 at the end of the year.

Based on the financial instruments held at June 30, 2019, had the Australian dollar weakened/ strengthened by 10% against the US dollar with all other variables held constant, the Company’s loss for the year would have been $11,851 lower/ $9,696 higher (2018: 306,000 lower/ $250,000 higher), mainly as a result of changes in the values of cash and cash equivalents which are denominated in US dollars, as detailed in the above tables.

Interest rate risk

The Company’s main interest rate risk arises in relation to its short-term deposits with various financial institutions.  If rates were to decrease, the Company may generate less interest revenue from such deposits.  However, given the relatively short duration of such deposits, the associate risk is relatively minimal.

The Company has a Short Term Investment Policy which was developed to manage the Company’s surplus cash and cash equivalents.  In this context, the Company adopts a prudent approach that is tailored to cash forecasts rather than seeking high returns that may compromise access to funds as and when they are required.  Under the policy, the Company deposits its surplus cash in a range of deposits / securities over different time frames and with different institutions in order to diversify its portfolio and minimize risk.

On a monthly basis, Management provides the Board with a detailed list of all cash and cash equivalents, showing the periods over which the cash has been deposited, the name and credit rating of the institution holding the deposit and the interest rate at which the funds have been deposited.

At June 30, 2019, if interest rates had changed by +/- 50 basis points from the year-end rates, with all other variables held constant, the Company’s loss for the year would have been $8,969 lower / higher (2018: loss $12,000 lower / higher), as a result of higher / lower interest income from cash and cash equivalents.

27.           FINANCIAL RISK MANAGEMENT (cont.)

Market risk (cont.)

The exposure to interest rate risks and the effective interest rates of financial assets and liabilities, both recognized and unrealized, for the Company is as follows:

		Floating rate	Fixed rate	Carrying amount	Weighted ave. effective rate	Ave. maturity Period
Consolidated	Year	A$	A$	A$	%	Days
Financial assets
Cash at bank / on hand	2019	2,131,741		2,131,741	1.74%	At call
	2018	2,394,754	—	2,394,754	1.74%	At call
Performance bond / deposits	2019		53,456	53,456	—	At call
	2018	—	3,505	3,505	—	At call
Totals	2019	2,131,741	53,456	2,131,741
	2018	2,394,754	3,505	2,398,259
Financial liabilities
Financial liabilities at fair value through profit or loss	2019	—	—	—	—	—
	2018	—	—	—	—	—
Totals	2019	—	—	—
	2018	—	—	—

Note  The Company holds the balance of its cash in non-interest bearing bank accounts.

Liquidity risk

Prudent liquidity risk management implies maintaining sufficient cash and cash equivalents and the availability of funding through an adequate amount of committed credit facilities, such as its hire purchase and credit card facilities.  The Company manages liquidity risk by continuously monitoring forecast and actual cash flows and, wherever possible, matching the maturity profiles of financial assets and liabilities.  Due to the dynamic nature of the underlying businesses, Management aims to maintain flexibility in funding by keeping committed credit lines available.  Surplus funds are generally only invested in instruments that are tradeable in highly liquid markets. Refer note 2(a) for further information on the material uncertainty that may cast significant doubt on the Company’s ability to continue as a going concern.

27.           FINANCIAL RISK MANAGEMENT (cont.)

Liquidity risk (cont.)

A balanced view of cash inflows and outflows affecting the Company is summarized in the table below:

		< 6 months	6 to 12 months	1 to 5 years	> 5 years	Totals
Consolidated	Year	A$	A$	A$	A$	A$
Financial assets
Cash at bank / on hand	2019	2,131,741				2,131,741
	2018	5,487,035	—	—	—	5,487,035
Trade and other receivables	2019	818,766				818,766
	2018	301,383	—	—	—	301,383
Performance bond and deposits	2019	53,456				53,456
	2018	3,505	—	—	—	3,505
Total financial assets	2019	3,003,963				3,003,963
	2018	5,791,923	—	—	—	5,791,923
Financial liabilities
Trade and other payables	2019	1,005,308				1,005,308
	2018	945,130	—	—	—	945,130
Total financial liabilities	2019	1,005,308				1,005,308
	2018	945,130	—	—	—	945,130
Net maturity	2019	(1,998,655)				(1,998,655)
	2018	4,846,793	—	—	—	4,846,793

The Company had access to the following undrawn borrowing facility as at June 30, 2019:

	Facility limit	Amount used	Amount available
	A$	A$	A$
Nature of facility
Credit card facility	95,714	-6,516	89,198

28.    SUBSEQUENT EVENTS

Significant events after balance date

The following significant events have occurred after balance date;

•      The Company appointed Mr. Nick Burrows as Non- Executive Independent Director to the board on September 2, 2019.

•      On August 15, 2019, the Company announced a ratio change on the ADR program from 1 ADS representing 150 Ordinary Shares to a new ratio of 1 ADS representing 600 Ordinary Shares. The ratio change will result in a reverse split on Genetic Technologies ADSs on the basis of 1 ADS for 4 old ADS held. The Ordinary Shares of Genetic Technologies Limited will not be affected by this change in the ADS to ordinary shares ratio.

•      On July 11, 2019, the Company announced the appointment of a new Company Secretary in form of Mr. Justyn Stedwell and appointed a new Chief Financial Officer of the Company in form of Mr. Phillip Hains. These appointments replace roles performed by Mr. Paul Viney due to his departure which was announced during the same month.

•      On September 24, 2019, the Company announced resignation of Dr. Paul Kasian (current Chairman and interim Chief Executive Officer) with immediate effect with Dr. George Muchnicki taking up the role of the interim Chief Executive Officer.

•      On September 23, 2019, the Company announced the signing of a three-year collaboration agreement with Translational Genomics Research Institute (TGen) of Phoenix, Arizona USA. The agreement includes cooperation in the design feasibility analysis of clinical research studies to support the clinical application of GTG’s polygenic risk tests and identification of appropriate clinical partners to participate in the studies.