Form 20-F
period 2020-06-30
GENETIC TECHNOLOGIES LTD
filed 2020-10-22
CIK 1166272

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 20-F

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended June 30, 2020

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to

OR

[ ]	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Dr. Jerzy Muchnicki, Executive Director and Interim Chief

Executive Officer

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

Number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. There were 8,261,726,743 Ordinary Shares outstanding as of October 01, 2020

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

[  ] Yes [X] No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

[  ] Yes [X] No

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

[X] Yes [  ] No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

[X] Yes [  ] No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer [ ]	Accelerated filer [ ]	Non-accelerated filer [X]
Emerging growth company [ ]

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. [  ]

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.”

[  ] Yes [X] No

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP [ ]	International Financial Reporting Standards as issued	Other [ ]
by the International Accounting Standards Board [X]

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

[  ] Item 17 [  ] Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

[  ] Yes [X] No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. [  ] Yes [  ] No

i

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

FORWARD-LOOKING STATEMENTS

This Annual Report contains forward-looking statements that involve risks and uncertainties. We use words such as “anticipates”, “believes”, “plans”, “expects”, “future”, “intends” and similar expressions to identify such forward-looking statements. This Annual Report also contains forward-looking statements attributed to certain third parties relating to their estimates regarding the growth of Genetic Technologies and related service markets and spending. You should not place undue reliance on these forward- looking statements, which apply only as of the date of this Annual Report. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including the risks faced by us described below under the caption “Risk Factors” and elsewhere in this Annual Report.

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

iv

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

Item 3.A Selected Financial Data

The following selected financial data for the five years ended June 30, 2020 is derived from the audited consolidated financial statements of Genetic Technologies Limited, prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board, which became effective for our Company as of our fiscal year ended June 30, 2006.

The balance sheet data as of June 30, 2020 and 2019 and the statement of comprehensive income/(loss) data for the 2020, 2019 and 2018 fiscal years are derived from our audited consolidated financial statements which are included in this Annual Report. Balance sheet data as of June 30, 2018, 2017 and 2016 and statements of comprehensive income/ (loss) data for the 2017 and 2016 financial years are derived from our audited consolidated financial statements which are not included in this Annual Report. The data should be read in conjunction with the consolidated financial statements, related notes and other financial information included herein.

All amounts are stated in Australian dollars as of June 30, 2020 as noted.

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME/ (LOSS)

FOR 2020, 2019, 2018, 2017 AND 2016

	Year ended	Year ended	Year ended	Year ended	Year ended
	June 30, 2020	June 30, 2019	June 30, 2018	June 30, 2017	June 30, 2016
	AUD	AUD	AUD	AUD	AUD
	(in A$, except loss per share and number of shares)
Revenue from operations
Genetic testing services	9,864	25,444	189,254	518,506	824,586
Less: cost of sales	(251,511)	(276,267)	(300,088)	(492,417)	(743,060)
Gross profit/(loss) from operations	(241,647)	(250,823)	(110,834)	26,089	81,526
Other revenue	—	—	—	—	300,548
Selling and marketing expenses	(637,295)	(576,077)	(1,066,404)	(2,721,474)	(3,186,497)
General and administrative expenses	(4,058,557)	(3,830,198)	(3,015,818)	(3,109,530)	(3,429,357)
Licensing, patent and legal costs	—	—	—	—	(103,581)
Laboratory, research and development costs	(2,477,578)	(2,360,762)	(2,210,498)	(2,366,334)	(2,584,752)
Finance costs	(14,823)	(20,031)	(28,843)	(31,995)	(28,889)
Foreign exchange gains reclassified on liquidation of subsidiary	—	—	527,049	—	—
Other gains/(losses)	(5,522)	(407,482)	—	—	—
Gain on disposal of business	—	—	—	—	—
Impairment of intangible asset expense	—	—	—	(544,694)	—
Fair value gain on financial liabilities at fair value through profit or loss	195,845	—	—	—	—
Non-operating income and expenses	1,140,647	1,019,769	441,476	344,112	492,037
Loss from continuing operations before income tax	(6,098,930)	(6,425,604)	(5,463,872)	(8,403,826)	(8,458,965)
Net profit from discontinued operation	—	—	—	—	—
Loss before income tax	(6,098,930)	(6,425,604)	(5,463,872)	(8,403,826)	(8,458,965)
Income tax expense	—	—	—	—	—
Loss for the year	(6,098,930)	(6,425,604)	(5,463,872)	(8,403,826)	(8,458,965)
Other comprehensive income/(loss)
Exchange (losses)/gains on translation of controlled foreign operations	(33,175)	23,668	(522,966)	(130,655)	1,307,219

Other comprehensive (loss)/income for the year, net of tax	(33,175)	23,668	(522,966)	(130,655)	1,307,219
Total comprehensive loss for the year	(6,132,105)	(6,401,936)	(5,986,481)	(8,534,481)	(7,151,746)
Loss for the year is attributable to:
Owners of Genetic Technologies Limited	(6,098,930)	(6,425,604)	(5,463,872)	(8,403,826)	(8,458,965)

Total loss for the year	(6,098,930)	(6,425,604)	(5,463,872)	(8,403,826)	(8,458,965)
Total comprehensive income/(loss) for the year is attributable to:
Owners of Genetic Technologies Limited	(6,132,105)	(6,401,936)	(5,986,838)	(8,534,481)	(7,151,746)
Non-controlling interests		—	—	—	—
Total comprehensive loss for the year	(6,132,105)	(6,401,936)	(5,986,838)	(8,534,481)	(7,151,746)

Loss per share (cents per share)
Basic and diluted net loss per ordinary share	(0.15)	(0.24)	(0.22)	(0.40)	(0.49)
Weighted-average shares outstanding	4,155,017,525	2,635,454,870	2,435,282,724	2,121,638,888	1,715,214,158

CONSOLIDATED BALANCE SHEET DATA

FOR 2020, 2019, 2018, 2017 AND 2016

	As of June 30,	As of June 30,	As of June 30,	As of June 30,	As of June 30,
	2020	2019	2018	2017	2016
	AUD	AUD	AUD	AUD	AUD
			(in A$)
Assets
Current assets	15,192,749	3,195,672	5,990,697	11,631,649	12,131,070
Non-current assets	440,230	69,333	175,284	476,648	1,158,616
Total assets	15,632,979	3,265,005	6,165,981	12,108,297	13,289,686
Liabilities
Current liabilities	(1,397,572)	(1,492,990)	(1,450,713)	(1,465,293)	(1,332,189)
Non-current liabilities	(1,220,037)	(809)	(3,390)	(63,960)	(74,308)
Total liabilities	(2,617,609)	(1,493,799)	(1,454,103)	(1,529,253)	(1,406,497)
Net assets	13,015,370	1,771,206	4,711,878	10,579,044	11,883,189
Equity
Contributed equity	140,111,073	125,498,824	122,372,662	122,382,625	115,272,576
Reserves	8,755,489	6,009,932	5,651,162	6,044,493	6,054,861
Accumulated losses	(135,851,192)	(129,737,550)	(123,311,946)	(117,848,074)	(109,444,248)
Non-controlling interests	—	—	—	—	—
Total equity	13,015,370	1,771,206	4,711,878	10,579,044	11,883,189

Exchange rates

The following table sets forth, for the periods and dates indicated, certain information concerning the noon buying rate in New York City for Australian dollars expressed in U.S. dollars per $1.00 as certified for customs purposes by the Federal Reserve Bank of New York.

	At period end	Average rate	High	Low
Period ended	USD	USD	USD	USD

Yearly data
June 2016	0.7432	0.7289	0.7817	0.6855
June 2017	0.7676	0.7562	0.7680	0.7387
June 2018	0.7399	0.7753	0.8105	0.7355
June 2019	0.7009	0.7153	0.7466	0.686
June 2020	0.6893	0.6711	0.7043	0.5755

3

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

We have incurred operating losses in every year since the year ended June 30, 2011. As at June 30, 2020, the Company had accumulated losses of A$135,851,192 and the extent of any future losses and whether or not the Company can generate profits in future years remains uncertain. The Company currently does not generate sufficient revenue to cover its operating expenses. We expect our capital outlays and operating expenditures to remain constant for the foreseeable future as we continue to focus on R&D and new product development, IP creation and the introduction of predictive genetic testing products. If we fail to generate sufficient revenue and eventually become profitable, or if we are unable to fund our continuing losses by raising additional financing when required, our shareholders could lose all or part of their investments.

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

Item 3.D Risk Factors (cont.)

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

Our competitive position in the molecular risk assessment and predictive testing area is based upon, amongst other things, our ability to:

●	continue to strengthen and maintain scientific credibility through the process of obtaining scientific validation through clinical trials supported by peer-reviewed publication in medical journals;

●	create and maintain scientifically advanced technology and offer proprietary products and services;

●	continue to strengthen and improve the messaging regarding the importance and value that our cancer risk assessment tests provides to patients and physicians;

●	diversify our product offerings in disease types other than breast cancer;

●	obtain and maintain patent or other protection for our products and services;

●	obtain and maintain required government approvals and other accreditations on a timely basis; and

●	successfully market our products and services.

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

Item 3.D Risk Factors (cont.)

We may be subject to liability and our insurance may not be sufficient to cover damages.

Our business exposes us to potential liability risks that are inherent in the testing, manufacturing, marketing and sale of molecular risk assessment and predictive tests. The use of our products and product candidates, whether for clinical trials or commercial sale, may expose us to professional and product liability claims and possible adverse publicity. We may be subject to claims resulting from incorrect results of analysis of genetic variations or other screening tests performed using our products.Litigation of such claims could be costly. Further, if a court were to require us to pay damages to a plaintiff, the amount of such damages could be significant and severely damage our financial condition. Although we have public and product liability insurance coverage under broad form liability and professional indemnity policies, the level or breadth of our coverage may not be adequate to fully cover any potential liability claims. In addition, we may not be able to obtain additional liability coverage in the future at an acceptable cost. A successful claim or series of claims brought against us in excess of our insurance coverage and the effect of professional and/or product liability litigation upon the reputation and marketability of our technology and products, together with the diversion of the attention of key personnel, could negatively affect our business.

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

In addition, our collaborators and service providers may be working with these same types of hazardous materials, including hazardous chemicals, in connection with our collaborations. In the event of a lawsuit or investigation, we could be held responsible for any injury caused to persons or property by exposure to, or release of, these hazardous materials or patient samples that may contain infectious materials. The cost of this liability could exceed our resources. While we maintain broad form liability insurance coverage for these risks, the level or breadth of our coverage may not be adequate to fully cover potential liability claims.

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

Item 3.D Risk Factors (cont.)

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

If we no longer had our own facility and needed to rely on a third party to perform our tests, we could only use another facility with established state licensure and CLIA accreditation. We cannot assure you that we would be able to find another CLIA- certified facility willing to comply with the required procedures, that this laboratory would be willing to perform the tests on commercially reasonable terms, or that it would be able to meet our quality standards. In order to establish a redundant clinical reference laboratory facility, we would have to spend considerable time and money securing adequate space, constructing the facility, recruiting and training employees, and establishing the additional operational and administrative infrastructure necessary to support a second facility. We may not be able, or it may take considerable time, to replicate our testing processes or results in a new facility. Additionally, any new clinical reference laboratory facility would be subject to certification under CLIA and licensing by several states, including California and New York, which could take a significant amount of time and result in delays in our ability to begin operations.

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

During the year, we experienced significant changes in our executive officers, including the appointment of Jerzy Muchnicki as our Interim Chief Executive Officer on September 24, 2019 following the resignation of Paul Kasian, our former Chief Executive Officer; appointment of Philip Hains as our Chief Financial Officer on July 15, 2019, and the appointment of Mr. Nicholas Burrows on 2 September, 2019 as a non-executive director. While we believe our current executive officers have the skills and experience to enable us to execute our business plan, these changes may nevertheless result in a transition phase that could adversely affect our operations in the short-term.

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

Item 3.D Risk Factors (cont.)

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

Item 3.D Risk Factors (cont.)

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

As of June 30, 2020, our Interim Chief Executive Officer and Chief Financial Officer assessed the effectiveness of our internal control over financial reporting. In connection with this assessment, we identified the material weakness in internal control over financial reporting as of June 30, 2020 in relation to segregation of duties: Refer to Item 15.B for the description of the material weakness and Item 15.D for the efforts currently being undertaken to remediate the material weakness identified.

In an effort to remediate the previously identified material weakness and to enhance our overall control environment, we continued to implement policies and procedures to ensure segregation of duties are appropriate and continuous training for the finance team is in place. However, we cannot assure you that the measures we have taken to date, and actions we may take in the future, will be sufficient to remediate the control deficiencies that led to our material weaknesses in our internal control over financial reporting or that they will prevent potential future material weaknesses.

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

Item 3.D Risk Factors (cont.)

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

Our operations are subject to extensive federal, state, local and foreign laws and regulations, all of which are subject to change. These laws and regulations currently include, among other things:

●	CLIA, which requires that laboratories obtain certification from the federal government, and state licensure laws;

●	FDA laws and regulations;

●	HIPAA, which imposes comprehensive federal standards with respect to the privacy and security of protected health information and requirements for the use Of certain standardized electronic transactions; amendments to HIPAA under HITECH, which strengthen and expand HIPAA privacy and security compliance requirements, increase penalties for violators, extend enforcement authority to state attorneys general and impose requirements for breach notification;

●	state laws regulating genetic testing and protecting the privacy of genetic test results, as well as state laws protecting the privacy and security of health information and personal data and mandating reporting of breaches to affected individuals and state regulators;

●	the federal anti-kickback law, or the Anti-Kickback Statute, which prohibits knowingly and willfully offering, paying, soliciting, receiving, or providing remuneration, directly or indirectly, in exchange for or to induce either the referral of an individual, or the furnishing, arranging for, or recommending of an item or service that is reimbursable, in whole or in part, by a federal health care program;

●	other federal and state fraud and abuse laws, such as anti-kickback laws, prohibitions on self-referral, and false claims acts, which may extend to services reimbursable by any third-party payor, including private insurers;

●	the federal Physician Payments Sunshine Act, which requires medical device manufactures to track and report to the federal government certain payments and other transfers of value made to physicians and teaching hospitals and ownership or investment interests held by physicians and their immediate family members;

●	Section 216 of the federal Protecting Access to Medicare Act of 2014 (“PAMA”), which requires applicable laboratories to report private payor data in a timely and accurate manner beginning in 2017 and every three years thereafter (and in some cases annually);

●	state laws that impose reporting and other compliance-related requirements; and

●	similar foreign laws and regulations that apply to us in the countries in which we operate.

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

Federal officials responsible for administering and enforcing the healthcare laws and regulations have made a priority of eliminating healthcare fraud. For example, the Patient Protection and Affordable Care Act, as amended by the Health Care Education and Reconciliation Act of 2010, jointly the “Affordable Care Act,” includes significant fraud and abuse measures, including required disclosures of financial arrangements between drug and device manufacturers, on the one hand, and physicians and teaching hospitals, on the other hand. Federal funding available for combating health care fraud and abuse generally has increased. While we seek to conduct our business in compliance with all applicable laws and regulations, many of the laws and regulations applicable to our business, particularly those relating to billing and reimbursement of tests and those relating to relationships with physicians, hospitals and patients contain language that has not been interpreted by courts. We must rely on our interpretation of these laws and regulations based on the advice of our counsel and regulatory or law enforcement authorities may not agree with our interpretation of these laws and regulations and may seek to enforce legal remedies or penalties against us for violations. From time to time we may need to change our operations, particularly pricing or billing practices, in response to changing interpretations of these laws and regulations or regulatory or judicial determinations with respect to these laws and regulations. These occurrences, regardless of their outcome, could damage our reputation and harm important business relationships that we have with healthcare providers, payers and others.

Item 3.D Risk Factors (cont.)

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

Third-party payers are developing increasingly sophisticated methods of controlling healthcare costs through more cost- effective methods of delivering healthcare. All of these types of programs can potentially impact market access for, and pricing structures of our products, which in turn, can impact our future sales. There can be no assurance that third-party reimbursement will be available or adequate, or that current and future legislation, regulation or reimbursement policies of third-party payers will not adversely affect the demand for our products or our ability to sell our products on a profitable basis. The unavailability or inadequacy of third-party payor reimbursement could have a material adverse effect on our business, operating results, and financial condition.

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

In March 2010, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Affordability Reconciliation Act, or the ACA became law. This law substantially changed the way health care is financed by both governmental and private insurers, and significantly impacts our industry. The ACA contains a number of provisions that are expected to impact our business and operations, some of which in ways we cannot currently predict, including those governing enrollments in state and federal health care programs, reimbursement changes and fraud and abuse, which will impact existing state and federal health care programs and will result in the development of new programs. Since its enactment, there have been judicial and Congressional challenges to certain aspects of the ACA. Both Congress and President Trump have expressed their intention to repeal or repeal and replace the ACA, and as a result, certain sections of the ACA have not been fully implemented or were effectively repealed. The uncertainty around the future of the ACA, and in particular the impact to reimbursement levels and the number of insured individuals, may lead to delay in the purchasing decisions of our customers, which may in turn negatively impact our product sales. Further, if reimbursement levels are inadequate, our business and results of operations could be adversely affected.

Item 3.D Risk Factors (cont.)

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

We receive a portion of our revenues and pay a portion of our expenses in currencies other than the United States dollar, such as the Australian dollar, the Euro and the British pound. As a result, we are at risk for exchange rate fluctuations between such foreign currencies and the United States dollar, which could affect the results of our operations. If the U.S. dollar strengthens against foreign currencies, the translation of these foreign currency denominated transactions will result in decreased revenues and operating expenses. We may not be able to offset adverse foreign currency impact with increased revenues. We do not currently utilize hedging strategies to mitigate foreign currency risk and even if we were to implement hedging strategies to mitigate foreign currency risk, these strategies might not eliminate our exposure to foreign exchange rate fluctuations and would involve costs and risks of their own, such as ongoing management time and expertise, external costs to implement the strategies and potential accounting implications.

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

Item 3.D Risk Factors (cont.)

Ethical and other concerns surrounding the use of genetic information may reduce the demand for our services.

Public opinion regarding ethical issues related to the confidentiality and appropriate use of genetic testing may influence government authorities to call for limits on, or regulation of the use of, genetic testing. In addition, such authorities could prohibit testing for genetic predisposition to certain conditions, particularly for those that have no known cure. Furthermore, adverse publicity or public opinion relating to genetic research and testing, even in the absence of any governmental regulation, could reduce the potential markets for our products and services.

Risks associated with our intellectual property.

The patenting of genes and issues surrounding access to genetic knowledge are the subjects of extensive and ongoing public debate in many countries. By way of example, the Australian Law Reform Commission has previously conducted two inquiries into the social uses of genetic information. The patents we hold overuses of “non-coding” DNA have broad scope and have also been the subject of debate and some criticism in the media. Individuals or organizations, in any one of the countries in which these patents have issued, could take legal action to seek their amendment, revocation or invalidation, something which has happened previously, on several occasions in various jurisdictions, though we have prevailed in all such cases. Furthermore, any time that we initiate legal action against parties that infringe our patents we face a risk that the infringer will defend itself through a counterclaim of patent invalidity or other such claims. Subsequent legal action could potentially overturn, invalidate or limit the scope of our patents.

We rely heavily upon patents and proprietary technology that may fail to protect our business.

We rely upon our portfolio of patent rights, patent applications and exclusive licenses to patents and patent applications relating to genetic technologies. We expect to aggressively patent and protect our proprietary technologies. However, we cannot be certain that any additional patents will be issued to us because of our domestic or foreign patent applications or that any of our patents will withstand challenges by others. Patents issued to, or licensed by us may be infringed or third parties may independently develop the same or similar technologies. Similarly, our patents may not provide us with meaningful protection from competitors, including those who may pursue patents which may prevent, limit or interfere with our products or which may require licensing and the payment of significant fees or royalties by us to such third parties in order to enable us to conduct our business. We may sue or be sued by third parties regarding our patents and other intellectual property rights. These suits are often costly and would divert valuable funds, time and technical resources from our operations and cause a distraction to management.

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

Item 3.D Risk Factors (cont.)

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

Our CIT Platform will expose us to various risks.

Our Consumer Initiated Testing platform (CIT), which once implemented will allow for consumers to directly request any of our tests online with a practitioner involved in the process via telemedicine, will be subject to various risks, including but not limited to:

●	The risk of failure to protect personal medical information;
●	The risk of breach of cyber security for the platform; and
●	The risk that the platform will fail to perform as expected.

Our ability to conduct telehealth services in a particular U.S. state or non-U.S. jurisdiction is dependent upon the applicable laws governing remote healthcare, the practice of medicine and healthcare delivery in general in such location which are subject to changing political, regulatory and other influences. Some state medical boards have established new rules or interpreted existing rules in a manner that limits or restricts the practice of telemedicine. The extent to which a U.S. state or non-U.S. jurisdiction considers particular actions or relationships to constitute practicing medicine is subject to change and to evolving interpretations by (in the case of U.S. states) medical boards and state attorneys general, among others, and (in the case of non-U.S. jurisdictions) the relevant regulatory and legal authorities, each with broad discretion. Accordingly, we must monitor our compliance with law in every jurisdiction in which we operate, on an ongoing basis, and we cannot provide assurance that our activities and arrangements, if challenged, will be found to be in compliance with the law. If a successful legal challenge or an adverse change in the relevant laws were to occur, and we were unable to adapt our business model accordingly, our operations in the affected jurisdictions would be disrupted, which could have a material adverse effect on our business, financial condition and results of operations.

Discontinuation or recalls of existing testing products or our customers using new technologies to perform their own tests could adversely affect our business.

Discontinuation or recalls of existing testing products or our customers using new technologies to perform their own tests could adversely affect the Company’s business. Manufacturers may discontinue or recall reagents, test kits or instruments used by us to perform laboratory testing. Such discontinuations or recalls could adversely affect our costs, testing volume and revenue. In addition, advances in technology may lead to the development of more cost-effective technologies such as point-of-care testing equipment that can be operated by physicians or other healthcare providers in their offices or by patients themselves without requiring the services of freestanding clinical laboratories. Development of such technology and its use by our customers could reduce the demand for our laboratory testing services and the utilization of certain tests offered by us and negatively impact our revenues.

There can be no assurances that we will be able to successfully transition our current lab facilities into a COVID-19 testing facility.

Although we believe we will be able to do so, there can be no assurances that we will be able to make available our existing lab facilities for conducting of COVID-19 testing. If we are unable to successfully transition our current lab facilities into a COVID-19 testing facility, we will not be able to move forward our planned short-term business transition of performing COVID-19 testing. Additionally, time spent attempting to transition our facilities would affect our ability to perform testing for our other products and could have an adverse impact on business operations.

Even if we are able to successfully transition our current lab facilities into a COVID-19 testing facility, there can be no assurances that we will generate revenue from COVID-19 testing.

The Company has not had any material conversations or entered into any agreements with a third party regarding the performance of COVID-19 testing and there is no guarantee that we will ever enter into any such agreements. As a result, despite our potential ability to conduct COVID-19 testing, there can be no assurances that we will be to commercialize such ability to generate any revenue.

We may not be able to produce a PRS test that successfully allows for the assessment of risk in a timely manner, if at all.

In response to the global COVID-19 pandemic, we have completed the development of our COVID-19 risk test, which we believe may allow for the assessment of risk of an individual contracting a serious disease as a result of the contracting the COVID-19 virus (see “Recent Developments”). We may be unable to produce a test that successfully allows for the assessment of risk in a timely manner, if at all. Additionally, our ability to develop an effective test depends upon our ability to rapidly produce the test, which we have not previously done, and which may require funding or assistance from third parties in order to enable us to prepare the test in a timely manner. If the outbreak is effectively contained or the risk of infection is diminished or eliminated before we can successfully develop and manufacture a PRS test, we may be unable to successfully generate revenue from the development of the PRS test. Our business could be negatively impacted by our allocation of significant resources to a global health threat that is unpredictable and could rapidly dissipate or against which our PRS test, if developed, may not be deemed useful or effective enough by the market.

Furthermore, the testing market is highly competitive, is subject to rapid technological change and is significantly affected by existing or new products. Our competitors may develop products more rapidly or more effectively than us. If our competitors are more successful in commercializing their products than us, their success could adversely affect our competitive position and harm our business prospectus.

Item 3.D Risk Factors (cont.)

Because the PRS test may not be able to obtain necessary regulatory clearance, we may not generate any revenue.

All of our existing products are subject to regulation in Australia by CLIA, the U.S. by the FDA and/or other domestic and international governmental, public health agencies, regulatory bodies or non-governmental organizations. The process of obtaining required approvals or clearances for a potential new product varies according to the nature of and uses for a specific product. These processes can involve lengthy and detailed laboratory testing, human clinical trials, sampling activities, and other costly, time-consuming procedures. The submission of an application to a regulatory authority does not guarantee that the authority will grant an approval or clearance for the product. Each authority may impose its own requirements and can delay or refuse to grant approval or clearance, even though a product has been approved in another country. The time taken to obtain approval or clearance varies depending on the nature of the application and may result in the passage of a significant period of time from the date of submission of the application. Delays in the approval or clearance processes increase the risk that we will not succeed in introducing or selling the subject products, and we may be required to abandon the PRS after devoting substantial time and resources to its development.

If our PRS test receives necessary CLIA and FDA approvals, it will be subject to continuing governmental regulations and additional foreign regulations.

If the FDA determines that enforcement discretion is not appropriate or that LDTs are generally subject to FDA regulation and that premarket review, including clearance or approval, is required for our PRS tests or any of our future tests, diagnostic test kits that we may develop, or other products that would be classified as medical devices, the process of obtaining regulatory clearances or approvals to market a medical device can be costly and time consuming, and we may not be able to obtain these clearances or approvals on a timely basis, if at all. In particular, the FDA permits commercial distribution of a new medical device only after the device has received clearance under Section 510(k) of the Federal Food, Drug and Cosmetic Act, or is the subject of an approved premarket approval application, or PMA unless the device is specifically exempt from those requirements. The FDA will clear marketing of a lower risk medical device through the 510(k) process if the manufacturer demonstrates that the new product is substantially equivalent to other 510(k)-cleared products. High risk devices deemed to pose the greatest risk, such as life-sustaining, life-supporting, or implantable devices, or devices not deemed substantially equivalent to a previously cleared device, require the approval of a PMA. The PMA process is more costly, lengthy and uncertain than the 510(k)-clearance process. A PMA application must be supported by extensive data, including, but not limited to, technical, preclinical, clinical trial, manufacturing and labeling data, to demonstrate to the FDA’s satisfaction the safety and efficacy of the device for its intended use. Our currently commercialized products have not received FDA clearance or approval, as they are marketed under the FDA’s enforcement discretion for LDTs. Even if regulatory clearance or approval of a product is required and granted, such clearance or approval may be subject to limitations on the intended uses for which the product may be marketed and reduce our potential to successfully commercialize the product and generate revenue from the product. If the FDA determines that our promotional materials, labeling, training or other marketing or educational activities constitute promotion of an unapproved use, it could request that we cease or modify our training or promotional materials or subject us to regulatory enforcement actions.

We are also subject to other federal, state, and foreign regulation concerning the manufacture and sale of our products. Our failure to comply with U.S. federal, state and foreign governmental regulations could lead to the issuance of warning letters or untitled letters, the imposition of injunctions, suspensions or loss of regulatory clearance or approvals, product recalls, termination of distribution, product seizures or civil penalties. In the most extreme cases, criminal sanctions or closure of our manufacturing facility are possible, any of which could adversely affect our business, operating results and prospects.

The FDA and similar foreign governmental authorities have the authority to require the recall of regulated products in the event of material deficiencies or defects in design or manufacture. In the case of the FDA, the authority to require a recall must be based on an FDA finding that there is a reasonable probability that the device would cause serious injury or death. In addition, foreign governmental bodies have the authority to require the recall of our products in the event of material deficiencies or defects in design or manufacture. Manufacturers may, under their own initiative, recall a product if any material deficiency in a device is found. A government-mandated or voluntary recall by us could occur as a result of component failures, manufacturing errors, design or labeling defects or other deficiencies and issues. Recalls of any of our products would divert managerial and financial resources and have an adverse effect on our financial condition and results of operations. The FDA requires that certain classifications of recalls be reported to FDA within 10 working days after the recall is initiated. Companies are required to maintain certain records of recalls, even if they are not reportable to the FDA. We may initiate voluntary recalls involving our products in the future that we determine do not require notification of the FDA. If the FDA disagrees with our determinations, they could require us to report those actions as recalls. A future recall announcement could harm our reputation with customers and negatively affect our sales. In addition, the FDA could take enforcement action for failing to report the recalls when they were conducted.

We may be subject to liability for our current products or for our planned COVID-19 testing and our insurance may not be sufficient to cover damages.

Our current business and potential COVID-19 testing exposes us to potential liability risks that are inherent in the testing, manufacturing, marketing and sale of molecular risk assessment and predictive tests. The use of our products and product candidates, whether for clinical trials or commercial sale, may expose us to professional and product liability claims and possible adverse publicity. We may be subject to claims resulting from incorrect results of analysis of genetic variation or other screening tests performed using our products or from any future COVID-19 testing. Litigation of such claims could be costly. Further, if a court were to require us to pay damages to a plaintiff, the amount of such damages could be significant and severely damage our financial condition. Although we have public and product liability insurance coverage under broad form liability and professional indemnity policies, the level or breadth of our coverage may not be adequate to fully cover any potential liability claims. In addition, we may not be able to obtain additional liability coverage in the future at an acceptable cost. A successful claim or series of claims brought against us in excess of our insurance coverage and the effect of professional and/or product liability litigation upon the reputation and marketability of our technology and products, together with the diversion of the attention of key personnel, could negatively affect our business.

Item 3.D Risk Factors (cont.)

Declining general economic or business conditions, including as a result of the recent COVID-19 outbreak, may have a negative impact on our business.

Continuing concerns over economic and business prospects in the United States and other countries have contributed to increased volatility and diminished expectations for the global economy. These factors, coupled with the prospect of decreased business and consumer confidence and increased unemployment resulting from the recent COVID-19 outbreak, may precipitate an economic slowdown and recession. If the economic climate deteriorates, our business, including our access to patient samples and the addressable market for diagnostic tests that we may successfully develop, as well as the financial condition of our suppliers and our third-party payors, could be adversely affected, resulting in a negative impact on our business, financial condition, results of operations and cash flows.

The COVID-19 pandemic is having a negative impact on global markets and business activity, which has had an effect on the operations of the Company, including but not limited to that sales of our products have been impacted not only by the inability for consumers to visit their practitioners but also the difficulty our sales team is having in arranging face to face meetings with practitioners. Our sales team has found it very difficult to reach practitioners to build on the sales momentum created prior to the pandemic, thus, sales have effectively ceased for the short term. Additionally, in response to the COVID-19 pandemic, the Company has done the following:

●	Moved forward with its Consumer Initiated Testing platform (CIT), as previously announced on April 1, which allows for consumers to directly request any of the Company’s tests online with a practitioner involved in the process via telemedicine. Once the CIT platform goes live, which is anticipated to be within the next sixty days, we believe it will ensure that sales will be able to recommence in the event a lockdown is maintained and it opens up another significant sales channel.
●	Began the process of attempting to make available our existing lab facilities for the conducting of COVID-19 testing via existing Polymerase Chain Reaction (or PCR) (a method of amplifying DNA prior to analysis) PCR equipment and personnel.
●	We have also commenced work on a Polygenic Risk Score (or PRS) test for COVID-19, which may allow for the assessment of risk of an individual contracting a serious disease as a result of the contracting the COVID-19 virus. The proposed test will be designed using the same strategies used to build our existing GeneType for breast and colorectal cancer tests. Our objective will be to produce a test that can predict “disease severity” using either genetic information alone (PRS) or a combination of genetic and clinical information. Biobank data will be interrogated to discover any informative genetic and phenotypic associations. At this time, we are not certain whether an association exists between genetic or phenotypic variants and risk of an individual contracting a serious disease as a result of the contracting the COVID-19 virus. If such associations are identified, they will be incorporated into a proprietary algorithm to potentially predict future disease severity.

These new COVID-19 related activities may provide some revenue opportunities for us in the short term and will assist in the development of additional tests the company is currently working on. We have not made significant progress to date that would lead to orders or requests to increase capacity and there is no guarantee we will ever receive orders or requests.

Item 3.D Risk Factors (cont.)

Risks Related to our Securities

Our ADSs may be delisted from the Nasdaq Capital Market.

In 2019, we were subject to Nasdaq delisting proceedings as a result of our failure to maintain the bid price of the ADSs above the minimum $1.00 per share requirement and because our reported stockholders’ equity was less than the minimum specified amount of $2,500,000 as of December 31, 2018. We regained compliance with Nasdaq’s Listing Rules with respect to our bid price as a result of the adjustment to the ratio of the ADSs that took effect on August 15, 2019, and we regained compliance with the minimum stockholders’ equity requirement by raising gross proceeds of approximately $3,043,000 in a rights offering completed on October 29, 2019. On November 6, 2019, we received a letter from Nasdaq notifying us that we had regained compliance with the equity rule (the “Compliance Letter”).

On March 13, 2020, we received a determination letter (the “Letter”) from Nasdaq indicating that we did not comply with the stockholders’ equity rule. The Letter indicates that Listing Rule 5815(d)(4)(B) does not permit an issuer that is deficient in stockholders’ equity to present a plan of compliance to the Nasdaq Staff if such issuer has failed to comply with that provision within one year of a Hearing Panel (the “Panel”) determination of compliance. The Letter states that since we are out of compliance with the equity rule within one year of the Compliance Letter, the Staff cannot allow us to submit a plan of compliance. We requested an appeal hearing with the Panel to review the delisting determination. Upon Nasdaq’s receipt of the hearing request by the Company, Nasdaq stayed the suspension of our securities and the filing of the Form 25-NSE pending the Panel’s decision. An oral hearing took place on April 30, 2020 and in a letter dated May 12, 2020, the Panel granted the Company the full 180 day extension until September 9, 2020, to publicly disclose full compliance with the minimum shareholder equity requirement under Nasdaq rules. Subsequent to this, the Company has regained compliance with Nasdaq Listing Rule 5550(b)(1) as of August 25, 2020 (refer to sequence of events below).

On April 2, 2020, we closed a registered direct offering of 1,028,574 ADSs, at a purchase price of $1.75 per ADS (the “First April Offering”). H.C. Wainwright & Co., LLC acted as the placement agent for this offering. We intend to use the net proceeds from this offering to support the introduction and distribution of our new products in the United States, for general product research and development, including the development of polygenic risk tests with TGen in the United States, for implementation of our consumer initiated testing platform, and for working capital.   The Company issued 40,114,200 warrants to H.C. Wainright & Co on April 3, 2020, exercisable at US$0.00365 each, expiring in 5 years from issue date. The warrants are exercisable for fully paid ordinary shares.

On April 17, 2020, we announced that we have developed a detailed implementation plan to enable a temporary transition of our genetic testing laboratory to a high-throughput COVID-19 testing laboratory, should it be required by government agencies to assist with demand (we have not received any such requests to date and there is no guarantee that we will ever receive such requests). Initial work to identify laboratory workflows, instrument modification, laboratory compliance for biologics and contaminated materials handling has commenced. Secure supply chain of test reagents has been confirmed. We believe we are prepared to commence testing within 21 days of receiving a request to assist with demand, if any.

On April 22, 2020, we closed a registered direct offering of 722,502 ADSs at a purchase price of $2.00 per ADS (the “Second April Offering,” and together with the First April Offering, the “April Offerings”). H.C. Wainwright & Co., LLC acted as the placement agent for this offering. We intend to use the net proceeds of this offering to support the introduction and distribution of our new products in the United States, for general product research and development, including the development of polygenic risk tests with TGen in the United States, for implementation of our consumer initiated testing platform and preparation for potential COVID-19 testing as well as for working capital.  The Company issued 28,177,578 warrants to H.C. Wainright & Co on April 22, 2020, exercisable at US$0.00417 each, expiring in 5 years from issue date. The warrants are exercisable for fully paid ordinary shares.

On May 26, 2020, we completed a capital raise by offering of (i) 3,500,000 American Depositary Shares (“ADSs”), for a purchase price of United States Dollars (US$) US$2.00 per ADS (each representing six hundred (600) of the Company’s ordinary shares) and (ii) 500,000 pre-funded warrants to purchase one ADS (the “Pre-Funded Warrants”) for a purchase price of US$1.9999 per Pre-Funded Warrant. H.C. Wainwright & Co., LLC acted as the placement agent for this offering. In connection with such offering, the Company agreed to issue 156,000,000 warrants exercisable at US$0.004166 each, expiring in 5 years from issue date, to H.C. Wainwright & Co. The said warrants have not yet been issued as of the date of report as they are subject to shareholder approval.

On July 21, 2020, we closed a registered direct offering of 1,025,000 American Depository Shares (ADS’s), each representing six hundred (600) of the Company’s ordinary shares, at a purchase price of United States Dollars (US$) US$5.00 per ADS - or in Australian dollars $0.012 per ordinary share. The gross proceeds for this offering was approximately US$5.1 million. Against the offering, the Company agreed to issue 39,975,000 warrants exercisable at US$0.0104 each, expiring in 5 years from issue date, to H.C. Wainwright & Co which would form part of cost of raising capital. The said warrants have not been issued as of the date of report as they are subject to shareholder approval.

As of August 25, 2020, the Company has regained compliance with the equity requirement of NASDAQ Listing Rule 5550(b)(1), as required by the Hearings Panel decision dated May 12, 2020.

However, there can be no assurance that we will be successful in these in maintaining net assets compliance and our securities will remain listed on the Nasdaq Capital Market. The delisting of our ADSs by Nasdaq would have material negative impacts on the liquidity of our securities and our ability to raise future capital.

Item 3.D Risk Factors (cont.)

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

The biotechnology sector can be particularly vulnerable to abrupt changes in investor sentiment. Stock prices of companies in the biotechnology industry, including ours, can swing dramatically, with little relationship to operating performance. Our stock price may be affected by a number of factors including, but not limited to:

●	product development events;
●	the outcome of litigation;
●	decisions relating to intellectual property rights;
●	the entrance of competitive products or technologies into our markets;
●	new medical discoveries;
●	the establishment of strategic partnerships and alliances;
●	changes in reimbursement policies or other practices related to the pharmaceutical industry; or
●	other industry and market changes or trends.

Since our listing on the Australian Securities Exchange in August 2000, the price of our Ordinary Shares has ranged from a low of A$0.006 to a high of A$0.039 per share. Further fluctuations are likely to occur due to events which are not within our control and general market conditions affecting the biotechnology sector or the stock market generally.

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

We have never declared or paid a cash dividend on our Ordinary Shares and we do not anticipate doing so in the foreseeable future. We intend to retain future cash earnings, if any, for reinvestment in the development and expansion of our business. Whether we pay cash dividends in the future will be at the discretion of our Board of Directors and may be dependent on our financial condition, results of operations, capital requirements and any other factors our Board of Directors decides is relevant. As a result, an investor may only recognize an economic gain on an investment in our stock from an appreciation in the price of our stock, which is uncertain and unpredictable. There is no guarantee that our Ordinary Shares will appreciate in value or even maintain the price at which an investor purchased the Ordinary Shares.

You may have difficulty in effecting service of legal process and enforcing judgments against us and our management.

We are a public company limited by shares, registered and operating under the Australian Corporations Act 2001. The majority of our directors and officers named in this Annual Report reside outside the U.S. Substantially all, or a substantial portion of, the assets of those persons are also located outside the U.S. As a result, it may not be possible to affect service on such persons in the

U.S. or to enforce, in foreign courts, judgments against such persons obtained in U.S. courts and predicated on the civil liability provisions of the federal securities laws of the U.S. Furthermore, substantially all of our directly owned assets are located outside the U.S., and, as such, any judgment obtained in the U.S. against us may not be collectible within the U.S. There is doubt as to the enforceability in the Commonwealth of Australia, in original actions or in actions for enforcement of judgments of U.S. courts, of civil liabilities predicated solely upon federal or state securities laws of the U.S., especially in the case of enforcement of judgments of U.S. courts where the defendant has not been properly served in Australia.

Item 3.D Risk Factors (cont.)

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

However, in line with the Australian Securities Exchange regulations, we disclose our reviewed financial results on a semi- annual basis (under International Standard on Review Engagements) and our audited financial results on an annual basis (under International Standards on Auditing). The information, which may have an effect on our stock price on the Australian Securities Exchange, will be disclosed to the Australian Securities Exchange and also the Securities Exchange Commission. Other relevant information pertaining to our Company will also be disclosed in line with the Australian Securities Exchange regulations and information dissemination requirements for listed companies. We provide our semi-annual results and other material information that we make public in Australia in the U.S. under the cover of an SEC Form 6-K. Nevertheless, you may not be afforded the same protection or information, which would be made available to you, were you investing in a United States public corporation because the requirements of a Form 10-Q and Form 8-K are not applicable to us.

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

Item 4. Information on the Company

Item 4.A History and Development of the Company

Originally incorporated under the laws of Western Australia on January 5, 1987    as Concord Mining N.L. the Company operated as a mining company. On August 13, 1991, the Company changed its name to Consolidated Victorian Gold Mines N.L. On December 2, 1991, the Company changed its name to Consolidated Victorian Mines N.L. On March 15, 1995, the Company changed its name to Duketon Goldfields N.L.

On October 15, 1999, the Company’s corporate status was changed from a No Liability Company to a company limited by shares. On August 29, 2000, following the acquisition of Swiss company GeneType AG, the Company changed its name to Genetic Technologies Limited, which is its current name. At that time, the mining activities were phased out to focus on becoming a biotechnology company, following which its stock exchange listing was duly transferred from the mining board of the ASX to the industrial board and its shares were thereafter classified under the industry Company “Health and Biotechnology”, completing its transformation from a mining company into a biotechnology company. The Company’s current activities in biotechnology primarily concentrate on one clearly defined area of activity which is covered under Item 4.B “Business Overview”.

In October 2009, a new strategic direction was established to focus efforts in creating a portfolio of tests that would be aimed at assisting medical clinicians with cancer management. This would comprise tests that were created by the Company and in-licensed from third parties which would then be marketed by us in the Asia-Pacific region.

On April 14, 2010, the Company announced that it had acquired certain assets from Perlegen Sciences, Inc. in California, with the main asset being the BREVAGen™ breast cancer risk assessment test (“BREVAGen™”). In addition to the BREVAGen™ test, the Company also acquired a suite of patents valid to 2022 which augment and extend its current non-coding patent portfolio. On June 28, 2010, the Company incorporated a wholly owned subsidiary named Phenogen Sciences Inc. in the State of Delaware which commenced selling the BREVAGen™ test in the U.S. marketplace in June 2011. In October 2014, the Company released its next generation breast cancer risk assessment test BREVAGenplus.

On November 19, 2014, the Company completed the sale of its Heritage Australian Genetics business to Specialist Diagnostic Services Ltd (SDS), the wholly owned pathology subsidiary of Primary Health Care Ltd.

In November 2016, the Company executed an exclusive worldwide license agreement with The University of Melbourne, for the development and commercialization of a novel colorectal cancer (CRC) risk assessment test, providing the Company with an opportunity to enhance its pipeline of risk assessment products. Additionally, in June 2017, the Company executed an investigator-initiated Research Agreement with The Ohio State University, reflecting the growing awareness of the Company’s expertise in SNP- based risk assessment.

During 2018, the Company executed a further collaborative research and services agreement with The University of Melbourne, with the research designed to broaden the applicability of BREVAGenplus, enabling its use by women with extended family history of breast cancer as well as increase the range of factors analyzed in assessing breast cancer.

In May 2019, the Company announced the development of two new cancer risk assessment tests branded as “GeneType for Colorectal Cancer” and “GeneType for Breast Cancer.” The new breast cancer test provides substantial improvement over its legacy breast cancer test BREVAGenplus, by incorporating multiple additional clinical risk factors. This test will provide healthcare providers and their patients with a 5-year and lifetime risk assessment of the patient developing breast cancer. The colorectal cancer test will provide healthcare providers and their patients a 5-year, 10-year, and lifetime risk assessment of the patient developing colorectal cancer.

In June 2020, the Company received US Patent No: US10,683,549, Methods for assessing risk of developing breast cancer. The Company is the first company in the world to successfully commercialize a polygenic risk test for breast cancer. The granted patent covers the Company’s proprietary panels of single nucleotide polymorphisms (SNPs) and the combination of clinical and phenotypic risk models to create the most comprehensive risk assessment tool on the market: GeneType for Breast Cancer.

The Company hired and trained a new internal sales employee to educate doctors on the Company’s polygenic risk score (PRS) tests and introduce them to preventative health strategies. The Company had a very positive response from doctors. Initial test results showed 10 per cent of subjects were high risk and 41 per cent were moderate risk. The Company believes that these results will help create personalized strategies specifically designed for the patient risk profile. We think early indications show the tests lead to better screening compliance and to the development of personalized screening solutions. This confirms the Company’s objective of focusing on preventative health rather than ‘after the fact’ medicine. However, there is no guarantee that the PRS tests will generate any substantial income for the Company in the near future or at all.

At the same time, the Company continued to develop other risk assessment tests across a range of diseases including:

●	Cardiovascular disease
●	Type 2 diabetes
●	Prostate cancer
●	Melanoma

Item 4. Information on the Company (cont.)

Item 4.A History and Development of the Company (cont.)

COVID-19 Related Testing

The Company developed a detailed implementation plan to allow a temporary transition of the Company’s genetic testing laboratory to a high-throughput COVID-19 test center, should government agencies need it to assist with demand. The Company has begun the initial work to identify laboratory workflows, instrument modification, and laboratory compliance for biologics and contaminated materials handling. The Company has also confirmed a secure supply chain of test reagents.

The Company is developing a polygenic risk score (PRS) test for COVID-19, which may enable an assessment of the risk of people developing a serious disease should they contract the virus. The test aims to predict disease severity using a combination of genetic and clinical information.

●	Working prototype developed based on about 3,000 patients
●	Options for clinical risk model currently under evaluation
●	Discussions continue with several international biobanks and clinical laboratories to source an independent cross-validation dataset.

The Company has built strong relationships with international biobanks and health studies, including UK Biobank. They allow us to secure additional, current COVID-19 patient data to continuously develop, refine, and validate the COVID-19 risk test.

The Company has ordered its first single nucleotide polymorphism (SNP) array panel from US-based Thermo Fisher Scientific Inc., a world leader in genetic testing and the Company’s manufacturing partner for GeneType products.

The SNP array panel is a key reagent the Company needs to process the polygenic risk test portion of the COVID-19 risk test. The test aims to categorize subjects as being at high, average, or low risk of developing life-threatening conditions due to COVID-19.

The Company has also confirmed capacity to scale up production for a global rollout of the COVID-19 risk test (reagent and SNP array panel) with major manufacturers, including Thermo Fisher Scientific. The product uses technical components that healthcare manufacturers already produce for other genetic-based tests. This will support the Company’s plans to accelerate production to meet expected global demand.

We estimate that the Company’s Australian facilities can produce up to 250,000 tests a year. The scale-up of manufacturing will require global distribution partnerships if the COVID-19 risk test is widely adopted. In anticipation of high demand, the Company expects to make its data pack for the test available to global laboratories. Direct and indirect costs to date are approximately A$375,000.

Discussions have taken place with Centres for Medicare and Medicaid Services (CMS) and National Association of Testing Authorities, Australia (NATA) for regulatory approval for the Company’s COVID-19 risk severity test in the U.S. and Australia.

●	The Company plans to submit a complete technical package to the Centres for Medicare and Medicaid Services (CMS) for review and approval. Clinical Laboratory Improvement Amendments (CLIA) turn-around time for approval is expected to be approximately 45 days from submission;
●	Submission of the technical file to include scientific literature, algorithm validation, laboratory network validation, and laboratory procedural documentation; and
●	NATA to provide an assessment after an internal review of the final independent data set for test validation.

The test should give risk stratification information which may help personal and population management in two ways, to:

●	Guide quarantine measures on a personal, local, and national scale; and
●	Prioritize vaccination if and when a vaccine becomes available

The Company has filed a provisional patent application for its COVID-19 risk test with IP Australia, an agency of Department of Industry, Innovation and Science (Intellectual Property Australia)   (2020901739 - Methods of assessing risk of developing a severe response to Coronavirus infection). The provisional patent covers the specific single nucleotide polymorphism (SNP) algorithm the Company designed to calculate a PRS and the testing model that combines PRS and the clinical risk factors that together constitute the COVID-19 risk test.

Item 4. Information on the Company (cont.)

Item 4.A History and Development of the Company (cont.)

Corporate Information

The Company’s registered office, headquarters and laboratory is located at 60-66 Hanover Street, Fitzroy, Victoria, 3065, Australia and its telephone number is +-61 3 8412 7000. The office of its U.S. subsidiary, Phenogen Sciences Inc., is located at 1300 Baxter Street, Suite 157, Charlotte, North Carolina, 28269 U.S.A. The telephone number for the Phenogen Sciences office is (877) 992 7382. The Company’s website address is www.gtglabs.com. The information in its website is not incorporated by reference into this Annual Report and should not be considered as part of this Annual Report.

The Company’s Australian Company Number (ACN) is 009 212 328. The Company’s Australian Business Number (ABN) is 17 009 212 328. The Company operate pursuant to its constitution, the Australian Corporations Act 2001, the Listing Rules of the Australian Securities Exchange, the Marketplace Rules of The Nasdaq Stock Market, and where applicable, local, state and federal legislation in the countries in which the Company operates.

Item 4.B Business Overview Description of Business

Founded in 1989, Genetic Technologies listed its Ordinary Shares on the ASX (GTG) in 2000 and its ADSs on Nasdaq’s Capital Market (GENE) in 2005. Genetic Technologies is a molecular diagnostics company that offers predictive testing and assessment tools to help physicians proactively manage women’s health. The Company’s legacy product, BREVAGenplus, was a clinically validated risk assessment test for non-hereditary breast cancer and was first in its class. BREVAGenplus improved upon the predictive power of the first generation BREVAGen test and was designed to facilitate better informed decisions about breast cancer screening and preventive treatment plans. BREVAGenplus expanded the application of BREVAGen from Caucasian women to include African-Americans and Hispanics and was directed towards women aged 35 years or above who have not had breast cancer and have one or more risk factors for developing breast cancer.

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

In June 2020, the Company received US Patent No: US 10,683,549, Methods for assessing risk of developing breast cancer. The Company is the first company in the world to successfully commercialize a polygenic risk test for breast cancer. The granted patent covers the Company’s proprietary panels of single nucleotide polymorphisms (SNPs) and the combination of clinical and phenotypic risk models to create the most comprehensive risk assessment tool on the market: GeneType for Breast Cancer.

At the same time, the Company continued to develop other risk assessment tests across a range of diseases, including:

●	Cardiovascular disease
●	Type 2 diabetes
●	Prostate cancer
●	Melanoma

The Company’s Genetic Testing Business

Following the acquisition of Genetype AG in 1999 and the subsequent renaming to Genetic Technologies Limited, the Company focused on establishing a genetic testing business, which over the following decade saw it become the largest provider of paternity and related testing services in Australia. The Company’s service testing laboratory in Melbourne became the leading non- Government genetic testing service provider in Australia. The genetic testing services of the Company expanded to include at certain times:

●	Medical testing
●	Animal Testing
●	Forensic Testing
●	Plant Testing

Item 4. Information on the Company (cont.)

Item 4.B Business Overview (cont.)

The Company’s Genetic Testing Business (cont.)

The acquisition of GeneType AG also provided the Company with ownership rights to a potentially significant portfolio of issued patents. During the intervening years, this portfolio has since been expanded by both organic growth and the acquisition of intellectual property assets from third parties. The patent portfolio is constantly reviewed to ensure that the Company maintains potentially important patents but at the same time keep costs to a minimum by no longer pursuing less commercially attractive and relevant intellectual property.

A strategic alliance with Myriad Genetics Inc. delivered to the Company exclusive rights in Australia and New Zealand to perform DNA testing for susceptibility to a range of cancers. In April 2003, the Company established its cancer susceptibility testing facility within its Australian laboratory. In June 2003, this facility was granted provisional accreditation by the National Association of Testing Authorities, Australia (“NATA”).

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

In April 2010 the Company purchased various assets from Perlegen Sciences, Inc. of Mountain View, California, which included a breast cancer non-familial risk assessment test, BREVAGen™. The Company then began validating the test in our Australian laboratory and initiated the process for obtaining CLIA certification which would enable the Company to undertake the testing of samples received from the U.S. market. By July 2010, a new U.S. subsidiary named Phenogen Sciences Inc. had been incorporated by the Company in Delaware to market and distribute the BREVAGen™ test across the United States.

In October 2014, the Company announced the U.S. release of BREVAGenplus, an easy-to-use predictive risk test for the millions of women at risk of developing sporadic, or non-hereditary, breast cancer, representing a marked enhancement in accuracy and broader patient applicability, over its first generation BREVAGen product. The Company also made a pivotal change of sales and marketing emphasis toward large comprehensive breast treatment and imaging centers, which are more complex entities with a longer sales cycle, but higher potential.

GeneType for Breast Cancer; a State-of-the-Art Breast Cancer Risk Assessment Test designed to enable a more personalized breast cancer risk assessment in a greater number of women

The identification, in 2007, of a number of single nucleotide polymorphisms (SNPs), each with an associated small relative risk of breast cancer, led to the development of the first commercially available genetic risk test for sporadic breast cancer, BREVAGen TM. The Company launched the product in the U.S. in June 2011. In October 2014, the Company released its next generation breast cancer risk assessment test, BREVAGenplus. This new version of the test incorporated a 10-fold expanded panel of genetic markers (SNPs), known to be associated with the development of sporadic breast cancer, providing an increase in predictive power relative to its first-generation predecessor test. In addition, the new test was clinically validated in a broader population of women including, African American and Hispanic women. This increased the applicable market beyond the Caucasian only indication of the first-generation test, and simplified the marketing process in medical clinics and breast health centers in the U.S.

The expanded panel of SNPs incorporated into our breast cancer tests were identified from multiple large-scale genome-wide association studies and subsequently tested in case-control studies utilizing specific Caucasian, African American and Hispanic patient samples.

BREVAGenplus was a first-in-class, clinically validated, predictive risk test for sporadic breast cancer which examined a woman’s clinical risk factors, combined with seventy seven scientifically validated genetic biomarkers (SNPs), to allow for more personalized breast cancer risk assessment and risk management.

In May 2019, the Company announced the development of its next generation breast cancer risk assessment test, ‘GeneType for Breast Cancer’. The new breast cancer test provides substantial improvement over its legacy breast cancer test BREVAGenplus by incorporating multiple additional clinical risk factors. This test will provide healthcare providers and their patients with a 5-year and lifetime risk assessment of the patient developing breast cancer.

Germline genetic testing for mutations in BRCA1 and BRCA2 allows for the identification of individuals at significantly increased risk for breast and other cancers. However, such mutations are relatively rare in the general population and account for less than 10% of all breast cancer cases. The remaining 90% of non-familial or sporadic breast cancer have to be defined by other genetic/clinical markers common to the population at large and this is where the Company has focused its attention.

Item 4. Information on the Company (cont.)

The newly developed ‘GeneType for Breast Cancer’ test is aimed at risk detection of non-BRCA related sporadic breast cancer (that is, for those women who do not have an identified family history of breast cancer). Importantly, this means that the Company’s new test covers 95% of women.

In June 2020, the Company received the approval for its U.S. patent, patent number US 10,683,549, “Methods for Assessing Risk of Developing Breast Cancer.” The granted patent covers the Company’s proprietary panels of single nucleotide polymorphisms (SNPs) and the combination of clinical and phenotypic risk models to create the most comprehensive risk assessment tool on the market: GeneType for Breast Cancer.

GeneType for Colorectal; a State-of-the-Art Risk Assessment Test for Colorectal Cancer.

Next generation risk assessments combine multiple clinical and genetic risk factors to better stratify individuals at increased risk of developing disease. ‘GeneType for Colorectal Cancer’ incorporates the most impactful risk factors in order to define an individual’s risk of developing colorectal cancer, so the healthcare provider can make screening and preventative care recommendations that are tailored to their patient’s personalized risk.

Colorectal cancer is the third most commonly diagnosed cancer in the U.S., yet 1 in 3 adults are not receiving the appropriate colorectal cancer screening for their age. In addition, rates of colorectal cancer among 20-49-year olds is steadily increasing.

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

‘GeneType for Colorectal Cancer’ is clinically validated for men and women of 30 years of age or older and for individuals of Caucasian descent. The Company intend to provide updates as it continuously improves its tests and add fully validated models for additional ethnicities.

Government Regulations

CLIA AND FDA Regulations

In April 2011, the Company obtained certification of its Australian laboratory under the U.S. Clinical Laboratories Improvements Amendments of 1988 (“CLIA”), as regulated by the Centers for Medicare and Medicaid in Baltimore, Maryland. This certification enables the Company to accept and test samples from U.S. residents, and was the culmination of preparations required for the U.S. launch of the Company’s BREVAGen™ test which occurred in June 2011.

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

From its headquarters in Melbourne, Victoria, the Company’s laboratory holds a number of accreditations including:

●	The CLIA license required for all laboratories offering testing the U.S.;
●	The CLEP license, an additional certification required to offer tests in New York State; and
●	A Medical Device Establishment License (MDEL) required for Canada.

Physicians who order clinical tests for their patients have historically represented the primary source of its testing volume. Fees invoiced to patients and third parties are based on its fee schedule, which may be subject to limitations imposed by third-party payers. The clinical laboratory industry is highly regulated and subject to significant and changing Federal and state laws and regulations. These laws and regulations affect key aspects of

Item 4. Information on the Company (cont.)

The Company’s business, including licensure and operations, billing and payment for laboratory services, sales and marketing interactions with ordering physicians, security and confidentiality of health information, and environmental and occupational safety. Oversight by government officials includes regular inspections and audits. The Company seek to and believe that it conducts business in compliance with all applicable laws and regulations.

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

The tests on samples provided through the Company’s products are processed at its laboratory in Melbourne, Australia. The Company’s laboratory completed its first CLIA inspection under CLIA guidelines and received its certificate of compliance effective November 17, 2011. A re-certification from CMS i.e. paper survey, was performed in November 2013 and another on-site re-certification followed up in February 2016. Paper surveys were conducted in November 2017 and November 2019. Furthermore, the Company’s laboratory completed its first CLEP inspection under the NYS DOH CLEP guidelines and received its certificate of compliance effective August 30, 2013. Since the initial survey, the laboratory has been successful in submitting documents via the NYS eCLEP Health Commerce System for each subsequent year to date. Although no firm date has been provided, the laboratory is expecting an on-site visit in the near future.

The Company believes that it is in compliance with all applicable federal and state laboratory requirements. Under CLIA, the Company remain subject to state and local laboratory regulations. CLIA provides that a state may adopt laboratory regulations that are more stringent than those under federal law, and some states require additional personnel qualifications, quality control, record maintenance and other requirements.

Following a successful Q3 CLIA audit, the Company renewed its status as a fully NATA and CLIA –accredited laboratory. It places the Company in a unique position to service both the Australian and US markets subject to regulatory approvals.

Although the U.S. Food and Drug Administration (“FDA”) has consistently claimed that it has the authority to regulate laboratory-developed tests (“LDTs”) that are developed, validated and performed only by a CLIA certified laboratory, it has historically exercised enforcement discretion in not otherwise regulating most LDTs and has not required laboratories that furnish LDTs to comply with the agency’s requirements for medical devices (e.g., establishment registration, device listing, quality systems regulations, premarket clearance or premarket approval, and post-market controls). More recently, the FDA has indicated that it will apply a risk-based approach to determine the regulatory pathway for all in-vitro diagnostics, which includes LDTs, as it does with all medical devices. Accordingly, the regulatory pathway for the Company’s LDTs will depend on the level of risk to patients, based on the intended use of the LDT and the controls necessary to provide a reasonable assurance of the LDTs safety and effectiveness. The two primary types of marketing pathways for medical devices are clearance of a premarket notification under Section 510(k) of the Federal Food, Drug, and Cosmetic Act, or 510(k), and approval of a premarket approval application, or PMA.

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

Item 4. Information on the Company (cont.)

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

In addition to the federal privacy and security regulations, there are a number of state laws regarding the privacy and security of health information and personal data that are applicable to clinical laboratories. Many states have also implemented genetic testing and privacy laws imposing specific patient consent requirements and protecting test results by strictly limiting the disclosure of those results. State requirements are particularly stringent regarding predictive genetic tests, due to the risk of genetic discrimination against healthy patients identified through testing as being at a high risk for disease. The Company believes that it has taken the steps required to comply with health information privacy and security statutes and regulations, including genetic testing and genetic information privacy laws in all jurisdictions, both state and federal. However, these laws constantly change, and the Company may not be able to maintain compliance in all jurisdictions where it does business. Failure to maintain compliance, or changes in state or federal laws regarding privacy or security could result in civil and/or criminal penalties, significant reputational damage and could have a material adverse effect on the Company’s business.

Environmental and Safety Laws and Regulations

The Company is subject to laws and regulations related to the protection of the environment, the health and safety of employees and the handling, transportation and disposal of medical specimens, infectious and hazardous waste and radioactive materials. For example, the U.S. Occupational Safety and Health Administration (“OSHA”) has established extensive requirements relating specifically to workplace safety for healthcare employers in the U.S. This includes requirements to develop and implement multi- faceted programs to protect workers from exposure to blood-borne pathogens, including preventing or minimizing any exposure through needle stick injuries. For purposes of transportation, some biological materials and laboratory supplies are classified as hazardous materials and are subject to regulation by one or more of the following agencies: the U.S. Department of Transportation, the U.S. Public Health Service, the U.S. Postal Service and the International Air Transport Association. The Company generally use third- party vendors to dispose of regulated medical waste, hazardous waste and radioactive materials and contractually require them to comply with applicable laws and regulations.

The Company’s operations are also subject to environmental regulations under Australian State legislation. In particular, the Company is subject to the requirements of the Environment Protection Act 1993. A license has been obtained under this Act to produce listed waste.

Transparency Laws and Regulations

A federal law known as the Physician Payments Sunshine Act (the “Sunshine Act”) requires medical device manufacturers to track and report to the federal government certain payments and other transfers of value made to physicians and teaching hospitals and ownership or investment interests held by physicians and their immediate family members. There are also state “sunshine” laws that require manufacturers to provide reports to state governments on pricing and marketing information. Several states have enacted legislation requiring medical device manufacturers to, among other things, establish marketing compliance programs, file periodic reports with the state, make periodic public disclosures on sales and marketing activities, and such laws may also prohibit or limit certain other sales and marketing practices. These laws may adversely affect our sales, marketing, and other activities by imposing administrative and compliance burdens on us. If the Company fail to track and report as required by these laws or to otherwise comply with these laws, it could be subject to the penalty provisions of the pertinent state and federal authorities.

Product Distribution

Despite significant resource allocation and efforts by a dedicated sales team, sales of BREVAGenplus were insufficient to defray the costs of the sales team. By late 2017, management decided that its sales strategy was not working and disbanded much of the sales infrastructure in the U.S. and transitioned to an ecommerce-based solution that allowed consumers to initiate testing online. Management then designed a “pivot plan” in an effort to reposition the Company, refine and improve products and reload with a newly developed approach to market.

Item 4. Information on the Company (cont.)

With COVID-19 social distancing impacting on the Company’s ability to fully engage with physicians, the Company has brought forward its plans to introduce a consumer-initiated testing (CIT) platform. This sales pipeline deviates from a traditional sales approach that targets clinicians. Instead it allows patients to request a test directly, with clinician oversight of the testing process through an independent provider network and telemedicine. The Company has started negotiations with its preferred independent provider network which will oversee patient ordering of the CIT pipeline. The Company has entered into binding agreements and planned to launch its CIT platforms in the third calendar quarter of 2020.

The Company presented its latest technology and world-leading tests at the 2020 JP Morgan Healthcare Conference in January. The presentation coincided with the successful launch of the Company’s new tests and the introduction of the Company’s new management to the U.S. market.

The Company is finalizing verification of the diabetes test in its Australian laboratory. The Company has completed its marketing collateral, and plan to launch once more normal conditions return post COVID-19.

Reimbursement and Clinical Studies

Prior to April 2017, the Company’s payment model relied on a traditional reimbursement system by Preferred Provider Organizations (“PPOs”) and other third-party payers, which required credentialing its products with those payers. With effect from April 1, 2017, the Company transitioned to a direct patient self-pay program. Converting to a direct pay relationship with patients was aimed at providing economic and process certainty to the transaction for the healthcare provider and the patient. The change eliminated reimbursement issues from PPO and other third-party payors, including low levels of reimbursement, prolonged payment time, patient confusion around eligibility and financial responsibility and poor coverage.

This shift also has reduced the Company’s reliance on clinical utility studies that had been designed as a means to achieve reimbursement coverage through the private insurers. The Company recognize however that scientific papers are an essential marketing tool, and that scientific and clinical data are key drivers to help strengthen our commercial position. The Company intends to explore opportunities to engage in further research collaborations to support clinical utility. Physicians and the major breast health centers seek multiple points of confirmation that the medical device works as intended and leads to a meaningful improvement in women’s health. Therefore, the more papers that are published regarding the Company’s genetic tests, profiling product performance characteristics including clinical validity and utility, the more likely physicians will be to use the tests.

The Company had previously conducted multiple scientific studies to develop and validate the first generation BREVAGen test and also created two health economic models to demonstrate potential cost savings and health benefits associated with the BREVAGen test. Importantly, the research undertaken and published based on the original version of the Company’s test remains applicable to its new GeneType for Breast Cancer and GeneType for Colorectal Cancer tests.

Research & Development Projects

During the year ended June 30, 2020, the Company supported the following research and development programs, details of which are provided below:

●	Breast Cancer Risk Assessment Test (GeneType for Breast Cancer)
●	Colorectal Cancer Risk Assessment Test (GeneType for Colorectal Cancer)
●	Research collaboration with Translational Genomics Research Institute (“TGen”)
●	Research Agreement executed with Memorial Sloan Kettering New York Cambridge University
●	Research collaboration with The Ohio State University
●	Expanded range of other cancer and disease target predictive risk assessment tests

In previous years, other projects, which have since been terminated or otherwise commercialized, have also been supported by the Company. The Company is constantly seeking new opportunities and plans to focus more on research and development activities in the future. In addition, the Company plans on having its science and management team engage with the world’s leading scientific experts working on predictive genetic testing and its role within world health systems. Historically, some projects have arisen from new inventions made by the Company while some have been made by others who have approached the Company seeking collaboration and support for their activities.

Item 4. Information on the Company (cont.)

Collaboration with the University of Melbourne

On November 29, 2016, the Company announced the signing of an exclusive worldwide license agreement with The University of Melbourne for the development and commercialization of a novel colorectal cancer (CRC) risk assessment test. The core technology behind this test was developed by a research team at the University’s Centre for Epidemiology and Biostatistics, with results from preliminary modelling studies first published online in Future Oncology on 1 February 2016, in a Paper entitled “Quantifying the utility of single nucleotide polymorphisms to guide colorectal cancer screening,” 2016 Feb: 12(4), 503-13. This simulated case-control study of 1 million patients indicated that a panel of 45 known susceptibility SNPs can stratify the population into clinically useful CRC risk categories. In practice, the technology could be used to identify people at high risk for CRC who should be subjected to intensive screening, ultimately reducing the risk of occurrence and death from the disease. Those identified as low risk of CRC can be spared expensive and invasive screening, thereby preventing adverse events and unjustified expenses.

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

TGen Collaboration

In September 2019, the Company signed a three-year collaboration agreement with Translational Genomics Research Institute (TGen). The agreement includes cooperation in the design feasibility analysis of clinical research studies. The analysis is designed to support the Company’s polygenic risk tests, by specifically identifying clinical applications or workflows, which would directly benefit by the addition of a polygenic risk test. For example, some of the Company’s patients may be ineligible for routine screening based on their age, but if identified as having an elevated risk by the Company’s polygenic tests, they may become eligible for such screening. The studies are designed to identify areas of such need to enable successful implementation of the Company’s polygenic tests in the clinical arena. TGen is an Arizona-based world leading non-profit biomedical research institute dedicated to conducting ground-breaking genetic research. TGen is affiliated with Duarte, a world-renowned independent research and treatment center for cancer, diabetes, and other life-threatening.

The collaboration with TGen will focus on a clinical utility as the first stage, working with TGen’s extensive network of cancer center clinicians. The wide-ranging collaboration will cover distribution channels, reimbursement strategy, further research, and potential for the establishment of a new laboratory facility. The Company and TGen plan to develop a commercialization strategy and infrastructure for a suite of polygenic risk tests for the U.S. market, and set up the necessary fund-raising diseases.

Research Collaboration Memorial Sloan Kettering New York Cambridge University

In early 2019, the Company’s U.S. subsidiary entered into a Research Agreement with Memorial Sloan Kettering Cancer Center of New York and the University of Cambridge. This collaborative research study is to be led by Mark Robson, MD, Chief of the Breast Medicine Service at Sloan Kettering. The study is intended to assess whether the provision of individual risk information informed by a polygenic risk score reduces decisional conflict among BRCA mutation carriers considering preventive surgery.

The Company believes this collaboration will benefit its engagement and collaboration with high profile cancer genetics researchers who are at the forefront of risk assessment research, and by providing us with data that may potentially be beneficial in developing additional risk assessment products.

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

Item 4. Information on the Company (cont.)

Under this Agreement, the Company will supply novel SNP-based genotyping for a clinical research study, through its CLIA laboratory facility, on a fee for service basis. The Company will be responsible for the development and validation of the new assay, although the fundamental technology is similar to the BREVAGenplus test and will fit synergistically into the Company’s existing laboratory infrastructure and processes. Importantly, if the first phase of the study is successful, several other major genetics centers in the U.S. have expressed an interest in joining the study.

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

Collaboration with Shivom

The Company entered into an agreement with Shivom in March 2018. Shivom is a biotechnology data and analysis company that optimizes the way DNA is shared, secured and analyzed. Under the agreement, Shivom would provide genetic population data for the development of an Indian market polygenic predictive diabetes test to be developed by the Company, as well as future genetic tests it develops, and its CLIA laboratory facilities would be used develop a regulatory approval strategy for the distribution of completed products. To date, the parties have not commenced development activities under this agreement.

Competition

The medical diagnostics and biotechnology industries are subject to intense competition. As more information regarding cancer genomics and personalized medicine becomes available to the public, the Company anticipates that more products aimed at identifying cancer risk will be developed and that these may compete with its products. However, the use of Single Nucleotide Polymorphisms (SNPs), for disease risk prediction is still a relatively new field of medicine.

Until recently, there have been no active direct competitors marketing an assay similar to that of the Company’s breast cancer risk assessment products in the sporadic breast cancer risk assessment space. However, in March 2019, Genomics PLC announced that it was developing polygenic risk tests for several common diseases including breast cancer. In addition, Myriad Genetic Laboratories Inc. announced in December 2017 that it will market a new breast cancer risk-prediction tool, which the Company believes will compete with its GeneType for Breast Cancer test. Similarly, Ambry Genetics Corporation sells a precision risk tool that provides lifetime breast cancer risk information. Other organizations such as 23andMe and Color Genomics in the U.S. have also over the past few years developed SNP based risk tests that whilst not currently direct competitors to the Company’s products, are attracting significant consumer interest.

In recent years, a number of other organizations, including deCODE (Iceland), 23andMe, Intergenetics, and Navigenics (subsequently acquired by Life Technologies — now ThermoFisher) have attempted to commercialize SNP-based genetic tests, to both physicians and consumers, to assess sporadic breast cancer risk in relevant patient populations. But either due to a lack of adequate and compelling scientific validation, and/or sufficient commercial impetus and capability, these efforts have led to lackluster market adoption, resulting in either the dissolution of these businesses or a marked change in their strategy. New entrants that the Company are aware of that are in early stages of product development include Counsyl Inc. and Invitae Corporation in the U.S.

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

Item 4. Information on the Company (cont.)

The Company’s competitive position in the genetic testing area is based upon, amongst other things, its ability to:

●	continue to strengthen and maintain scientific credibility through the process of obtaining scientific validation through clinical trials supported by peer-reviewed publication in medical journals;

●	create and maintain scientifically advanced technology and offer proprietary products and services;

●	continue to strengthen and improve the messaging regarding the importance and value that the Company’s cancer risk assessment tests provides to patients and physicians;

●	diversify the Company’s product offerings in disease types other than breast and colorectal cancer;

●	obtain and maintain patent or other protection for the Company’s products and services;

●	obtain and maintain required government approvals and other accreditations on a timely basis; and

●	successfully market the Company’s products and services.

If the Company is not successful in meeting these goals, its business could be adversely affected. Similarly, the Company’s competitors may succeed in developing technologies, products or services that are more effective than any that it is developing or that would render the Company’s technology and services obsolete, noncompetitive or uneconomical.

Item 4. Information on the Company (cont.)

Item 4.C Organizational Structure

The diagram below shows the Company’s corporate structure as of the date of this Annual Report. All of the Company’s subsidiaries in the chart below are wholly owned.

Item 4.D Property, Plant and Equipment

As at date of this Report, the Company has executed two leases in respect of premises occupied by the Company.

Fitzroy, Victoria

The Company rents offices and laboratory premises located at 60-66 Hanover Street, Fitzroy, Victoria, Australia (an inner suburb of Melbourne) from Crude Pty. Ltd. The three-year lease is due to expire on August 31, 2021. The total rental charge in respect of the year ended June 30, 2020 was approximately A$221,282.

Item 4. Information on the Company (cont.)

Charlotte, North Carolina

Phenogen Sciences Inc., the Company’s U.S. subsidiary, rents office premises which are located at 1300 Baxter Street, Suite 157, Charlotte, North Carolina, U.S. from Midtown Area Partners LLC. The original lease expired on October 31, 2017. It was then followed by a month to month lease. The total rental expense towards the premise for the year ended June 30, 2020 was A$24,548.

Subsequently, a lease agreement was signed on July 10, 2020 for a three-year term, commencing on August 1, 2020 and expiring July 31, 2023 . Total lease payable per annum are as follow:

●	US$ 16,280 for financial year ending June 30, 2021
●	US$ 18,248 for financial year ending June 30, 2022
●	US$ 18,795 for financial year ending June 30, 2023

Item 5. Operating and Financial Review and Prospects

The following discussion and analysis should be read in conjunction with Item 3.A “Selected Financial Data” and the Company’s financial statements, the notes to the financial statements and other financial information appearing elsewhere in this Annual Report. In addition to historical information, the following discussion and other parts of this Annual Report contain forward-looking statements that reflect the Company’s plans, estimates, intentions, expectations and beliefs. The Company’s actual results could differ materially from those discussed in the forward-looking statements. See the “Risk Factors” section of Item 3 and other forward-looking statements in this Annual Report for a discussion of some, but not all, factors that could cause or contribute to such differences.

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

The Company’s revenues during its years ended June 30, 2020, 2019 and 2018 were generated principally by sales of its BREVAGenplus breast cancer risk assessment test. However, during 2017, management determined that sales of this product were insufficient to defray the costs of the sales team. By late 2017, management decided that its sales strategy was not working and disbanded much of the sales infrastructure in the U.S. and transitioned to an ecommerce-based sales solution. Management then designed a “pivot plan” in an effort to reposition the Company and refine and improve products and reload with a newly developed approach to market. To that end, the Company intends to introduce its new ‘GeneType for Colorectal Cancer’ and ‘GeneType for Breast Cancer’ genetic tests to healthcare providers through a global network of distribution partners.

With COVID-19 social distancing impacting on the Company’s ability to fully engage with physicians, the Company has brought forward its plans to introduce a consumer-initiated testing (CIT) platform. This sales pipeline deviates from a traditional sales approach that targets clinicians. Instead it allows patients to request a test directly, with clinician oversight of the testing process through an independent provider network and telemedicine. The Company has started negotiations with its preferred independent provider network which will oversee patient ordering of the CIT pipeline. The Company has entered into binding agreements and will launch its CIT platforms in the third calendar quarter of 2020.

Since inception up to June 30, 2020, the Company has incurred A$135,851,192 in accumulated losses. The Company’s losses have resulted principally from costs incurred in research and development, general and administrative and sales and marketing costs associated with its operations. Further losses are anticipated as the Company continues to invest in new genetic testing product research and development, and explore optimal distribution methodologies to commercialize its product offering. Refer to the Financial Statements section in Item 18.

Fiscal year

As an Australian company, the Company’s fiscal, or financial, year ends on June 30 each year. The Company produces audited consolidated accounts at the end of June each year and furnish half-yearly accounts for the periods ending on December 31 each year, both of which are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

Item 5. Operating and Financial Review and Prospects (cont.)

Recent Accounting Pronouncements

The Company has adopted IFRS 16 Leases during the year ended June 30, 2020 using the modified retrospective approach. The modified approach does not require restatement of comparative periods. Instead the cumulative impact of applying IFRS 16 is accounted for as an adjustment to equity at the start of the current accounting period in which it is first applied, known as the ‘date of initial application’.

IFRS 16 will result in almost all leases being recognized on the balance sheet, as the distinction between operating and finance leases is removed. Under the new standard, an asset (the right to use the leased item) and a financial liability to pay rentals are recognized. The only exceptions are short-term and low-value leases.

On adoption of IFRS 16, the Company recognized lease liabilities in relation to leases which had previously been classified as ‘operating leases’ under the principles of IAS 17 Leases. These liabilities were measured at the present value of the remaining lease payments, discounted using the lessee’s incremental borrowing rate as of July 1, 2019. The weighted average lessee’s incremental borrowing rate applied to the lease liabilities on July 1, 2019 was 5.37%.

The associated right-of use assets were measured at the amount equal to the lease liability, adjusted by the amount of any prepaid or accrued lease payments relating to that lease recognized in the balance sheet as at July 1, 2019. There were no onerous lease contracts that would have required an adjustment to the right-of-use assets at the date of initial application.

In applying IFRS 16 for the first time, the Company has used the following practical expedients permitted by the standard:

●	the use of a single discount rate to a portfolio of leases with reasonably similar characteristics.
●	the accounting for operating leases with a lease term of less than 12 months as short-term leases.

The Company has also elected not to reassess whether a contract is or contains a lease at the date of initial application. Instead, for contracts entered into before the transition date the Company relied on its assessment made applying IAS 17 and interpretation 4 determining whether an arrangement contains a Lease.

A$
Operating lease commitments disclosed as at June 30, 2019	487,837
Discounted using the lessee’s incremental borrowing rate of at the date of initial application	461,358
Lease liability recognized as at July 1, 2019	461,358
Of which are:
Current lease liabilities	209,887
Non-current lease liabilities	251,471
Right of use of assets increased by	446,645
Lease liabilities increased by	461,358
The net impact on retained earnings on July 1, 2019 was a decrease of	14,712

Critical Accounting Policies

The accounting policies which are applicable to the Company are set out in Notes 2 of the attached financial statements.

Comparison of the year ended June 30, 2020 to the year ended June 30, 2019 Revenues from operations

During the 2020 financial year, the Company’s consolidated gross revenues from continuing operations, excluding other revenue, decreased by A$15,580 (61%) from A$25,444 to A$9,864 when compared to previous year. The decrease in revenues was due to sales for the GeneType for Breast Cancer and GeneType for Colorectal cancer which commenced in January 2020 being impacted by the COVID-19 pandemic. This has had an effect on the operations of the Company, including but not limited to impacting sales of the Company’s products through consumers’ inability to visit their practitioners and also by the difficulty its sales team is having in arranging face to face meetings with practitioners. The Company’s sales team has found it very difficult to reach practitioners to build on the sales momentum created prior to the pandemic, with the launch into the Australian market being halted after less than 60 days of operations thus, sales have effectively ceased for the short term.

Item 5. Operating and Financial Review and Prospects (cont.)

Cost of sales

The Company’s cost of sales from continuing operations decreased by A$24,756 (9%) from A$276,267 in the previous financial year to A$251,511 in the current financial year. BREVAGenplus direct materials utilized increased by A$26,521 (47%) from A$55,995 to A$82,516 because of the increase in number of revenue free sample tests conducted along with the limited revenue generating tests during the year. Depreciation expense attributable to the laboratory testing equipment decreased by $12,992 (23%) whilst direct labor costs increased by A$3,989 because of a continued streamlining of the laboratory team to match the increase in number of tests (revenue generating and non-revenue generating). There was a decrease in inventories written-off by A$42,274 to A$18,917 in the current financial year when compared to A$61,191 in the previous financial year. The Australian segment of the cost of sales contributed A$243,506 and whereas the US segment contributed A$8,005 of the total cost of sales in the current year. The Australian segment had incurred majority of the costs since the Company operates its testing activities through its own laboratory in Australia.

Selling and marketing expenses

Selling and marketing expenses increased by A$61,218 (11%) from A$576,077 to A$637,295 when compared to previous year. Major movements during the year related to personnel costs which increased by A$20,505 (6%) to A$375,832 in the current financial year from A$355,327 in the previous financial year as we still maintained the minimum sales activities with our customers. Additionally, other marketing costs increased to A$27,750 (100%) in the current financial year against nil in the prior year, in addition to the general insurance costs allocated to selling and marketing category of expenses which increased by A$22,291 (164%) to A$35,861 in the current financial year when compared to A$13,570 in the previous financial year. These costs increased due to the commencement of new products or kits in the financial year. There were other small expenses within the category during the financial period which had a net impact on the overall movement value when compared to prior year expense.

General and administrative expenses

General and administrative expenses (excluding net foreign currency losses) decreased by A$362,975 (9%) to A$3,467,223 during the financial year when compared to A$3,830,198 in the previous financial year. The decrease is mainly due to the Company’s conscious effort to reduce administration costs such as decrease in employee expenses which reduced by A$942,410 (76%) to A$300,339 in the current financial year when compared to A$1,242,749 in the previous financial year, decrease in stock compensation expense by A$341,393 (104%) to A$(14,441) in the current financial year when compared to A$228,626 in the previous financial year due to the net impact of reversal of performance rights held by prior directors and the usual expense of share based payment, increase in accounting costs by A$506,872 (565%) to A$596,510 in the current financial year when compared to A$89,638 in the previous financial year which is due to support provided by outsourced accounting teams for ad-hoc services and out of scope activities hired by the Company, increase in the legal fees by A$97,893 (27%) from A$356,750 to A$454,643 in the current year when compared to prior year and an increase in consulting fees by A$442,450 (329%) to A$577,058 in the current financial year when compared to A$134,608 in the previous financial year.

Laboratory, research and development costs

Laboratory, research and development costs increased by A$116,816 (5%) from A$2,360,762 to A$2,477,578 when compared to previous year. Laboratory, research and development costs increased as the Company started to develop a polygenic risk score (PRS) test for COVID-19. The Company is also continuing research and development activities on the following genetic tests:

●	Cardiovascular disease
●	Type 2 diabetes
●	Prostate cancer
●	Melanoma

Finance costs

Finance costs decreased by A$5,208 (26%) from A$20,031 to A$14,823 when compared to previous year. Finance costs incurred in 2020 and 2019 were primarily bank charges.

Non-operating income

Other income mainly consists of research and development tax incentive income received from Australian Taxation Office. Research and development tax incentive income has decreased by 12% from A$856,707 to A$750,000 when compared to previous year. The research tax credit is recognized on an accrual basis when realizable. The lower research and development tax credit is due to completion of the development of GeneType for Breast Cancer and GeneType for Colorectal Cancer.

Other gains/losses

●	No impairment expense was recognized in the current year ended June 30, 2020 (2019: A$500,000).

Item 5. Operating and Financial Review and Prospects (cont.)

Comparison of the year ended June 30, 2019 to the year ended June 30, 2018

Revenues from operations

During the 2019 financial year, the Company’s consolidated gross revenues from continuing operations, excluding other revenue, was A$25,444 compared to A$189,254 in the preceding year. Revenues decreased as a result of management’s determination to discontinue sales of its legacy BREVAGenplus product and develop its new products. The Company expects sales to increase once distribution of its GeneType for Breast Cancer and GeneType for Colorectal Cancer commences later in the 2020 financial year.

Cost of sales

Our cost of sales from continuing operations decreased by 7.93% from A$300,088 to A$276,267. BREVAGenplus direct materials utilized decreased by 40% from A$93,869 to A$55,995 as a result of the reduced number of samples received. Depreciation expense attributable to the laboratory testing equipment decreased by A$10,373 whilst direct labour costs increased by A$14,911 as a result of a continued streamlining of the laboratory team to match the reduced samples received. There was a decrease in inventories written-off of A$9,515 in 2019.

Selling and marketing expenses

Selling and marketing expenses decreased by A$490,327 (46%) to A$576,077 during the 2019 financial year. Personnel related costs decreased by A$185,807 (38%) following the wind-down of direct to customer sales activity in the U.S. associated with the legacy BREVAGenplus product. Other decreases relate to lower rental costs, airfares, conference costs during the year.

General and administrative expenses

General and administrative expenses (excluding net foreign currency losses) increased by A$814,380 (27%) to A$3,830,198 during the financial year. The increase is mainly due to increase in spending on legal (73%) pertaining to placement in Blockshine Health Limited and Swisstec Health Analytic Ltd, legal expenses related to the annual general meeting and due diligence analysis of a potential acquisition and compliance costs (32%) which pertains to increased investor relations activities, insurance (25%), printing (135%) and accounting, tax and audit related costs (21%) due to higher compliance and legal activities affecting the company in the current period.

Item 5. Operating and Financial Review and Prospects (cont.)

Laboratory, research and development costs

Laboratory, research and development costs increased by A$150,264 (7%) to A$2,360,762 during the 2019 financial year. Laboratory, research and development costs increased due to the intensive research and development effort to develop the GeneType for Breast Cancer and GeneType for Colorectal Cancer genetic tests, which concluded in May 2019. The Company is continuing research and development activities on the following genetic tests:

Finance costs

Finance costs decreased by A$8,812 (30%) to A$20,031 during the 2019 year. Finance costs incurred in 2019 and 2018 were primarily bank charges.

Non-Operating income and expenses

Other income and expenses included the following movements:

Research and development tax credit of A$856,706 in the current financial year increased by A$557,356. The research tax credit is recognized on an accrual basis when realizable. The higher research and development tax credit is due to higher eligible research expenditure during the period ended June 30, 2020 as the Company has progressed development of its two new cancer risk assessment tests, and the proportion of costs associated with sales activities has declined.

Other gains/losses

● A net foreign currency gain of A$92,518 (2018: gain of A$128,360) was recorded for the year. The profit is primarily driven by the translation of US dollar cash reserves to Australian dollars at June 30, 2020.

● An impairment expense of A$500,000 was recognized in the current year ending June 30, 2020 (2018: $ Nil) relating to the impairment of investments in Swisstec and Blockshine Health Pty Ltd.

Item 5. Operating and Financial Review and Prospects (cont.)

Item 5.B Liquidity and Capital Resources

Summary

Since inception, the Company’s operations have been financed primarily from capital contributions by our stockholders, proceeds from our licensing activities and revenues from operations, grants, and interest earned on the Company’s cash and cash equivalents.

Currently the Company’s overall cash position depends on completion of its research and development activities, overall market acceptance of and revenue generated by its new genetic testing products. The Company’s cash and cash equivalents were A$14,214,160 as of June 30, 2020.

During the year ended June 30, 2020, 2019 and 2018 the Company incurred total comprehensive losses of A$6,132,105, A$6,401,936 and A$5,986,838

During the year ended June 30, 2020, 2019 and 2018 the Company’s net cash flows used in continuing operations were A$5,712,098, A$6,073,182 and A$5,636,533.

The additional capital raised during and since the end of the financial year puts the Company in its best financial position for approximately 2 years. The Company can expand and bring its comprehensive suite of risk assessment tests to market across both Australia and the US. The Company can also expand and upgrade the laboratory to incorporate next generation sequencing and high-density SNP arrays. These will allow-for the first time-risk assessments for 100 per cent of a person’s genomic risk, including monogenic, polygenic, clinical risk factors, and family history.

Going Concern. The longer-term viability of the Company and its ability to continue as a going concern and meet its debts and commitments as they fall due is dependent on the satisfactory completion of planned equity raisings which are not guaranteed.

The Company expects to continue to incur losses and cash outflows for the foreseeable future as it continues to invest resources in expanding the research and development activities in support of the distribution of existing and new products. Following successful capital raises in the last three months of the financial year, the Company has A$14,214,160 cash and cash equivalents as at June 30, 2020. In the Director’s opinion this, together with further gross proceeds of $5.1 million before transaction costs raised in July 2020, will underpin the Company’s funding requirements for approximately two years. As a result, the financial statements have been prepared on a going concern basis.

Operating Activities. The Company’s net cash used in operating activities was A$5,712,098, A$6,073,182 and A$5,636,533 for the years ended June 30, 2020, 2019 and 2018, respectively. Cash used in operating activities for each period consisted primarily of losses incurred in operations reduced by non-cash items such as impairment expenses, depreciation and amortization expenses, share based payments expenses, foreign exchange movements and unrealized profits and losses relating to investments. In approximate order of magnitude, cash outflows typically consist of staff-related costs, marketing expenses, service testing expenses, general and administrative expenses, legal/patent fees and research and development costs.

Item 5. Operating and Financial Review and Prospects (cont.)

Investing Activities. The Company’s net cash from/(used in) investing activities was A$64,787, A$(524,460) and A$12,833 for the years ended June 30, 2020, 2019 and 2018, respectively. During the year ended June 30, 2020 the Company spent A$38,100 towards purchase of computer equipment, furniture and fittings and A$37,000 was received from the sale of unutilized laboratory equipment. Apart from the purchase of plant and equipment of A$38,100 in 2020, A$50,309 in 2019 and A$2,385 in 2018, the Company had no other significant capital expenditures for the years ended June 30, 2020, 2019 and 2018.

Financing Activities. Our net cash from/(used in) financing activities was A$18,360,346, A$3,126,162 and A$(9,963) for the years ended June 30, 2020, 2019 and 2018, respectively. During the year ended June 30, 2020, the Company generated cash flows of A$21,793,678 from the issue of Ordinary Shares less costs associated with the transactions of A$3,215,174. For the year ended June 30, 2019, the Company generated cash flows of A$3,557,509 from the issue of Ordinary Shares less costs associated with the transactions of A$431,347 and during 2018 no proceeds from share issues were received.

Operating leases

We are obligated under two operating leases that were in place at June 30, 2020. These leases relate to the premises occupied by the Company in Fitzroy, Victoria, Australia and by its U.S. subsidiary, Phenogen Sciences Inc., in Charlotte, North Carolina, U.S.A. The total rental charge in respect of the year ended June 30, 2020 was approximately A$221,282 and A$24,548, respectively.

The future minimum lease payments in respect of the two operating leases that were in place and had remaining non- cancellable lease terms as of June 30, 2020 were A$429,536.

Item 5.C Research and Development, Patents and Licenses, etc.

Our principal business is biotechnology, with a historical emphasis on genomics and genetics, the licensing of our non- coding patents, reduction to practice of our fetal cell patents and expansion of the related service testing business. Research and development expenditure as below is reflective of the intense focus by the scientific and laboratory team to develop and market a suite of world-leading predictive genetic tests.

The following table details historic R&D expenditure by project.

	2020$	2019$	2018$
		(in A$)
RareCellect (1)	—	—	12,555
BREVAGenplus	—	228,643	266,723
Colorectal Cancer Risk Assessment Test	—	14,286	114,315
Ohio State University	—	—	48,377
Other general R&D	—	67,774	18,544
Polygenic Risk Testing	380,667	—	—
Total R&D expense	380,667	310,703	460,514
Other expenditure	7,044,274	7,160,114	5,634,088
Total expenditure	7,424,941	7,470,817	6,094,602
R&D as a % of total expenditure	5.13%	4.17%	8%

(1)	The RareCellect project ceased during 2014. The costs incurred since then relate to legal fees associated with the patent portfolio.

Item 5.D Trend Information

See Item 5.A. “Operating Results” and Item 5.B. “Liquidity and Capital Resources” above.

Item 5. Operating and Financial Review and Prospects (cont.)

Item 5E. Off-balance sheet arrangements

We are not a party to any material off-balance sheet arrangements. In addition, we have no unconsolidated special purpose financing or partnership entities that are likely to create any material contingent obligations.

Item 5F. Information about contractual obligations

The table below shows the contractual obligations and commercial commitments as of June 30, 2020:

	0-1 year	>1-<3 years	>3-<5 years	>5 years
Operating lease commitments (A$)	$-	$-	$-	$-

Due to the adoption of IFRS 16 effective July 1, 2019, the Company no longer has any non-cancellable operating lease to be recognized under commitments for the year ended June 30, 2020.

The Company rents offices and laboratory premises located at 60-66 Hanover Street, Fitzroy, Victoria, Australia (an inner suburb of Melbourne) from Crude Pty. Ltd. The three-year lease is due to expire on August 31, 2021. The total rental charge in respect of the year ended June 30, 2020 was approximately A$221,282.

Phenogen Sciences Inc., the Company’s U.S. subsidiary, rents office premises which are located at 1300 Baxter Street, Suite 157, Charlotte, North Carolina, U.S. from Midtown Area Partners LLC. The original lease expired on October 31, 2017. It was then followed by a month to month lease. The total rental expense towards the premise for the year ended June 30, 2020 was A$24,548.

Subsequently, a lease agreement was signed on July 10, 2020, for a three-year term, commencing on August 1, 2020 and expiring July 31, 2023. Total lease payable per annum are as follow:

●	US$ 16,279.56 for financial year ending June 30, 2021
●	US$ 18,247.92 for financial year ending June 30, 2022
●	US$ 18,795.35 for financial year ending June 30, 2023

Apart from the operating lease commitment, the Company has a capital commitment entered as of June 30, 2020:

	2020	2019
	A$	A$
Property, plant and equipment	466,560	-

The above commitment relates to the purchase of laboratory equipment which will assist the Company to conduct more tests in the future.

Item 6. Directors, Senior Management and Employees

Item 6.A Directors and Senior Management

The Directors of the Company as of the date of this Annual Report are:

Mr. Peter Rubinstein (Independent Non-Executive and Chairman)

Mr. Peter Rubinstein was appointed to the Board on January 31, 2018. He has over 20 years’ experience in early stage technology commercialisation through to public listings on the ASX. He is a lawyer, having worked at one of the large national firms prior to moving in house at Montech, the commercial arm of Monash University. Mr. Rubinstein has had significant exposure to the creation, launch and management of a diverse range of technology companies including in biotech, digital payments and renewable energy. Mr. Rubinstein is also a Director of DigitalX Limited (DCC).

Dr. Jerzy (George) Muchnicki (Executive Director and Interim Chief Executive Officer)

Dr. Muchnicki was appointed to the Board on January 31, 2018 and was appointed Interim Chief Executive Officer on September 24, 2019. Prior to his appointment as Interim Chief Executive Officer, he was a part time Business Development Director for the Company. Dr. Muchnicki graduated from Monash University having held positions in private practice for some 25 years to head of student health at Melbourne University. For the past 14 years he has been mostly involved in commercialization and funding R&D in the biotechnology sector from gene silencing to regenerative medicine.

Dr. Muchnicki brings with him strong commercial and medical skills, including broad interests in software development, blockchain and sustainable building materials. He is a co-founder and Non-Executive Director of Speed Panel Holdings a world leader in fire rated and acoustic wall solutions. He is also the co-founder of Candlebets, a software development company that is creating blockchain enabled platforms for the gaming industry.

Dr. Lindsay Wakefield, MBBS (Independent Non-Executive)

Dr. Wakefield was appointed to the Board on September 24, 2014. He started Safetech in 1985 and over the next 25 years Safetech became a force in the Australian material handling and lifting equipment market, designing and manufacturing a wide range of industrial products. In 1993, he left medicine to become the fulltime CEO of Safetech. In 2006 Safetech was awarded the Telstra Australian National Business of the Year. In 2013 Safetech merged and ultimately acquired Tieman Materials Handling. Dr. Wakefield continues as the CEO of Safetech. It is Australia’s largest manufacturer and supplier of dock equipment, freight hoists and custom lifting solutions. Safetech employs approximately 120 people. Dr. Wakefield has been a biotech investor for more than 20 years.

Mr. Nicholas Burrows (Independent Non-Executive)

Mr. Burrows was appointed to the Board on September 2, 2019. He is a contemporary independent Non-Executive Director across the listed, government and private sectors with significant expertise in corporate governance, and strategic, commercial, financial and risk management oversight. His current diverse multi-sector portfolio includes Non-Executive Directorships of Clean Seas Seafood Limited, TasWater, and a number of private companies. Mr. Burrows also provides board, governance, audit and risk advisory services to entities within the IT, tourism and hospitality, debt recovery, agribusiness, forestry, and Local/State Government sectors. Mr. Burrows was Chief Financial Officer and Company Secretary of Tassal Group Limited for 21 years from 1988 to 2009 and accordingly brings to the Board strong independent c-suite commercial experience and the benefits of an extensive and contemporary senior executive ASX200 listed entity background. Mr. Burrows is a respective Fellow of the Australian Institute of Company Directors, Institute of Chartered Accountants Australia, Governance Institute of Australia Ltd and the Financial Services Institute of Australasia and is also a Chartered Accountant and Registered Company Auditor. Mr. Burrows also served as National President of the Governance Institute of Australia in 2002 and served on their National Board for 6 years.

Item 6. Directors, Senior Management and Employees (cont.)

Senior Management

The Company has a professional team of qualified and experienced personnel, including a number of research and development scientists and technicians. The Company currently has 13 full-time-equivalent employees in addition to the three Non-Executive Directors listed above.

Mr. Phillip Hains, MBA, CA (Chief Financial Officer)

Phillip Hains was appointed as the Company’s Chief Financial Officer on July 15, 2019. Mr. Phillip Hains is a Chartered Accountant operating a specialist public practice, ‘The CFO Solution’. The CFO Solution focuses on providing back office support, financial reporting and compliance systems for listed public companies. A specialist in the public company environment, Mr. Hains has served the needs of a number of company boards and their related committees. He has over 25 years’ experience in providing businesses with accounting, administration, compliance and general management services. He holds a Master of Business Administration from RMIT and a Public Practice Certificate from the Institute of Chartered Accountants.

Mr. Justyn Stedwell (Company Secretary)

Justyn Stedwell was appointed as the Company Secretary on July 15, 2019. Mr. Stedwell is a professional Company Secretary consultant with over 12 years’ experience acting as a Company Secretary of ASX listed companies across a wide range of industries. He is currently the Company Secretary of several ASX listed companies.

Dr. Richard Allman, PhD (Chief Scientific Officer)

Dr. Allman joined the Company in 2004 and was appointed as Chief Scientific Officer in December 2012. He has over 20 years of scientific and research experience in both the academic arena in the UK and the commercial sector in Australia. He has wide experience in research leadership, innovation management, and intellectual property strategy, covering oncology, diagnostics, and product development. Prior to entering the biotech sector, Dr Allman’s academic career encompassed oncology research, drug development, and assay design.

Item 6.B Compensation

Details of the nature and amount of each major element of the compensation of each director of the Company and each of the named officers of the Company and its subsidiaries, for services in all capacities during the financial year ended June 30, 2020 are listed below. All figures are stated in Australian dollars (A$).

		Short-term benefits		Post-employment	Other long-term	Share-based payments
Name and title of	Year	Salary/fees	Other	Superannuation*	benefits **	Equity ***	Totals
Non-Executive Directors		A$	A$	A$	A$	A$	A$
Dr. Lindsay Wakefield	2020	66,295	—	6,298	—	9,625	82,218
Mr. Peter Rubinstein	2020	106,946	—	6,835	—	12,833	126,614
Mr. Xue Lee (1)	2020	1,570	—	149	—	(5,616)	(3,897)
Mr. Nicholas Burrows (2)	2020	53,775	—	5,109	—	—	58,884

Executives Directors

Dr. Paul Kasian (3)	2020	62,789	—	5,923	—	(76,368)	(7,656)
Dr. Jerzy Muchnicki	2020	139,824	—	13,283	—	16,042	169,149

Management

Dr. Richard Allman	2020	168,600	360	16,017	3,231	10,986	199,194
Mr. Stanley Sack (4)	2020	38,500	—	—	—	—	38,500
Totals	2020	638,299	360	53,614	3,231	(32,498)	663,006

Mr Phillip Hains was appointed on July 15, 2019 as the Company’s Chief Financial Officer. During the year ended June 30, 2020, he does not earn any remuneration apart from the provision of advice on the capacity as the CFO, accounting and other finance related activities through his firm, The CFO Solution. During the reporting period, the total service fees of A$527,724 (2019: A$45,459) were paid.

During the financial year ended June 30, 2020, the board approved to obtain consulting services in relation to capital raises, compliance, NASDAQ hearings and investor relations from its Non-executive director and current Chairman, Mr. Peter Rubinstein. The services procured were through Mr. Peter Rubinstein’s associate entity, ValueAdmin.com Pty Ltd, and amounted to A$35,000 which remains payable and is included as part of the cash salary and fees above as at June 30, 2020.

During the financial year ended June 30, 2020, the board members sacrificed 20% of their fees for a certain period in order to support the staff costs during the COVID-19 cutback on working hours. Due to this there is a variance between the above disclosed and the contractual arrangement disclosures.

(1) Mr. Lee resigned as a Non-Executive Director on July 9, 2019.

(2) Mr. Burrows was appointed as Non-Executive Director on September 2, 2019.

(3) Dr. Kasian resigned on September 24, 2019.

(4) Mr. Sack was appointed as Chief Operating Officer on May 18, 2020.

Item 6. Directors, Senior Management and Employees (cont,)

		Short-term		Post-employment	Other long-term	Share-based Payments
Name and title of	Year	Salary/fees	Other	Superannuation*	benefits**	Equity ***	Totals
Non-Executives Directors		A$	A$	A$	A$	A$	$A
Dr. Lindsay Wakefield	2019	67,462	-	6,409	-	5,615	79,486
Mr. Peter Rubinstein	2019	67,462	-	6,409	-	7,486	81,357
Mr. Xue Lee(6)	2019	58,330	-	5,541	-	28,849	92,037

Executives Directors
Dr. Paul Kasian(1)	2019	192,410	8,745	18,279	—	76,368	295,802
Dr. Jerzy Muchnicki (2)	2019	82,995	(1,200)	7,884	—	9,358	99,037
Management
Dr. Richard Allman (3)	2019	168,600	72,865	20,319	4,124	36,486	302,394
Kevin Fischer (4)	2019	101,644	48,364	12,785	(3,390)	(6,276)	153,127
Paul Viney (5)	2019	89,519	6,965	8,504	—	—	104,989
Sub-totals for
Executives		635,168	128,194	67,772	734	115,936	955,349
Total	2019	828,422	135,739	86,130	734	157,886	1,208,911

Notes pertaining to changes during the year:

(1) Dr Kasian was appointed as the Chairman on January 31, 2018 and interim CEO on February 6, 2018, having previously served as a Non-Executive Director since his appointment in December 2013. Of the total remuneration, A$94,536.78 relates to Director Fees. Dr Kasian resigned on September 24, 2019 from all of his positions with the Company.

(2) Dr Muchnicki was engaged to do business development work on January 31, 2018. During 2018/19, Dr Muchnicki performed these duties as Additional Director Duties, rather than as an Executive role. Dr Muchnicki was appointed Interim Chief Executive Officer on September 24, 2019.

(3) “Other” includes a bonus paid or payable to Dr Allman in the amount of A$45,286 under a retention bonus scheme awarded to key management personnel (“KMP”).

(4) “Other” includes a bonus paid or payable to Mr Fischer in the amount of A$47,032 under a retention bonus scheme awarded to KMP. Mr. Kevin Fischer resigned on December 31, 2018.

(5) Mr Paul Viney was appointed as the Chief Financial Officer, Chief Operating Officer and Company Secretary on December 15, 2018 and subsequently resigned from the positions on July 15, 2019.

Item 6. Directors, Senior Management and Employees (cont.)

Referencing the previous two tables:

*Post-employment benefits as per Corporations Regulation 2M.3.03 (1) Item 7

** Other long-term benefits as per Corporations Regulation 2M.3.03 (1) Item 8

*** Equity settled share-based payments as per Corporations Regulation 2M.3.03 (1) Item 11

The details of those Executives nominated as Key Management Personnel under section 300A of the Corporations Act 2001 have been disclosed in this Report. No other employees of the Company meet the definition of “Key Management Personnel” as defined in IAS 24 Related Party Disclosures, or “senior manager” as defined in the Corporations Act

Executive officers are those officers who were involved during the year in the strategic direction, general management or control of the business at a company or operating division level. The remuneration paid to Executives is set with reference to prevailing market levels and comprises a fixed salary, various short-term incentives (which are linked to agreed key performance indicators), and an option component. Options are granted to Executives in line with their respective levels of experience and responsibility.

Options exercised, granted, and forfeited as part of remuneration during the year ended 30 June 2020

Details of the options held by the Executives nominated as Key Management Personnel during the year ended June 30, 2020 are set out below. As at June 30, 2020, there was one executive and twelve employees who held options that had been granted under the Company’s respective option plans.

During the year ended June 30, 2020, there were no options issued under Employee Option Plan (2019: 16,000,000 unlisted options were granted at no cost). The Company, however issued various unlisted options to underwriters and sub-underwriters as a part of capital raising costs.

The options mentioned below lapsed during financial year 2019, however they were not shown as lapsed in the prior year’s remuneration report. Hence, in the current year, the movement in options held by Dr. Jerzy Muchnicki has been reflected by taking into account these lapsed options.

Name of Executive	Options Lapsed	Options forfeited	Exercise price		Fair value per option		Final vesting date
Dr. Jerzy Muchnicki	6,666,667	-	A$	0.015	A$	0.0017	December 2, 2014
TOTAL	6,666,667	-

Item 6. Directors, Senior Management and Employees (cont.)

Option holdings of Key Management Personnel 30 June 2020

Options	Balance at start of the year	Granted as remuneration	Granted as part of cost of capital	Exercised	Other Changes[1]	Balance at end of the year	Vested and exercisable
Dr. Lindsay Wakefield	-	-	-	-	-	-	-
Mr. Peter Rubinstein[3]	-	-	125,000,000	-	-	125,000,000	125,000,000
Mr. Xue Lee (resigned on July 9, 2019)	-	-	-	-	-	-	-
Mr. Nicholas Burrows (appointed on September 2, 2019)
Dr. Paul Kasian (resigned on September 24, 2019)	-	-	-	-	-	-	-
Dr. Jerzy Muchnicki[2]	6,666,667	-	125,000,000	-	(6,666,667)	125,000,000	125,000,000
Dr. Richard Allman	15,000,000	-	-	-	-	15,000,000	15,000,000
Mr. Stanley Sack (appointed on May 18, 2020)		-	-	-	-	-	-
Mr. Phillip Hains (appointed on July 15, 2019)		-	-	-	-	-	-
TOTAL	21,666,667	-	250,000,000	-	(6,666,667)	265,000,000	265,000,000

Notes

1. Other changes incorporates changes resulting from the expiration/forfeiture of options.

2.Dr. Jerzy Muchnicki currently holds 125,000,000 unlisted options issued as the sub-underwriter during the capital raise process in October 2019. Hence, the unlisted options have been accounted for as part of transactions costs to equity and are not issued as a part of his remuneration.

3.Mr. Peter Rubinstein currently holds 125,000,000 unlisted options issued as the sub-underwriter during the capital raise process in October 2019. Hence, the unlisted options have been accounted for as part of transactions costs to equity and are not issued as a part of his remuneration.

Options

The Company introduced a Staff Share Plan on November 30, 2001. On November 19, 2008, the shareholders of the Company approved the introduction of a new Employee Option Plan. Collectively, these Plans establish the eligibility of our employees and those of any subsidiaries, and of consultants and independent contractors to a participating company who are declared by the Board to be eligible, to participate. Broadly speaking, the respective Plans permits us, at the discretion of the Board, to issue traditional options (with an exercise price). The Plans conform to the IFSA Executive Share and Option Scheme Guidelines and, where participation is to be made available to staff who reside outside Australia, there may have to be modifications to the terms of grant to meet or better comply with local laws or practice.

As of June 30, 2020, there was 1 executive and 12 employees who held options that had been granted under the Company’s respective option plans. Options issued under the Plan carry no rights to dividends and no voting rights.

As of the date of this Annual Report, there was a total of 20,500,000 unlisted employee options outstanding.

Options granted under the Employee Option Plan carry no rights to dividends and no voting rights and generally have an expiry date of nearly five years from the date of grant.

During the year ended June 30, 2020, the Company recorded a share-based payments expense in respect of the options granted of A$67,542.

Item 6. Directors, Senior Management and Employees (cont.)

Unlisted Performance Rights

During the year ended June 30, 2019, the Company also issued 76,250,000 long term unlisted performance right s as incentives to the Directors which were approved by the shareholders on November 29, 2018.

The following are the details of the unlisted performance rights:

●	26,250,000 Class A Performance rights with an exercise price of $ nil each. Vesting per resolution passed at 2018 Annual General Meeting (AGM) and per the terms and conditions as set out below.

●	25,000,000 Class B Performance rights with an exercise price of $ nil each. Vesting per resolution passed at 2018 Annual General Meeting (AGM) and per the terms and conditions as set below.

●	25,000,000 Class C Performance rights with an exercise price of $ nil each. Vesting per resolution passed at 2018 Annual General Meeting (AGM) and per the terms and conditions as set out below.

During the year ended June 30, 2020, 3,750,000 Performance Rights previously issued to Mr. Xue Lee in the year ended June 30, 2019 were forfeited. Additionally, 57,500,000 Performance Rights previously issued to Dr. Paul Kasian in the year ended June 30, 2019 were forfeited in the year ended June 30, 2020. Due to the forfeiture of Performance Rights, a reversal amounting to A$81,984 relating to previously expensed amounts was accounted for during the current reporting period.

The Company has accounted for these Performance Rights in accordance with its accounting policy for share-based payment transactions and has recorded net reversal of A$43,484 of associated expense in the current year end (2019: A$104,441).

Based on the independent valuation of the performance rights, the company agrees that the total value of the performance rights to be issued to each director (depending on the share price at issue) is as follows:

Valuation of Class A Performance Rights

Performance rights vested during the year

	Number of Performance Rights issued	Valuation per Class A (cents)	Total fair value of Class A Performance Rights		Expense accounted for during the year
Dr. Lindsay Wakefield	3,750,000	0.77	A$	28,875	A$	9,625
Dr. Jerzy Muchnicki	6,250,000	0.77	A$	48,125	A$	16,042
Mr. Peter Rubinstein	5,000,000	0.77	A$	38,500	A$	12,833
Total	15,000,000		A$	115,500	A$	38,500

Performance rights cancelled/forfeited during the year

Mr. Xue Lee[2]	3,750,000	0.77	A$	28,875	A$	(5,616)
Dr. Paul Kasian	7,500,000	0.77	A$	57,750	A$	(11,229)
Total	11,250,000		A$	86,625	A$	(16,845)

Valuation of Class B Performance Rights

	Number of Performance Rights issued	Valuation per Class B (cents)	Total fair value of Class B Performance Rights		Expense accounted for during the year
Dr Paul Kasian[1]	25,000,000	0.57	A$	142,500	A$	(37,431)

Valuation of Class C Performance Rights

	Number of Performance Rights issued	Valuation per Class C (cents)	Total fair value of Class C Performance Rights		Expense accounted for during the year
Dr Paul Kasian[1]	25,000,000	0.57	A$	142,500	A$	(37,431)

Notes:

1 Dr. Paul Kasian resigned on September 24, 2019.

2 Mr. Xue Lee resigned on July 9, 2019

Item 6. Directors, Senior Management and Employees (cont.)

The following is the reconciliation of Performance Rights for the year ended June 30, 2020 held by Key Management Personnel:

Performance Rights	Balance at start of the year	Granted as remuneration	Exercised	Other Changes[1]	Balance at the end of year
Dr Lindsay Wakefield	3,750,000	-	-	-	3,750,000
Mr Peter Rubinstein	5,000,000	-	-	-	5,000,000
Mr Xue Lee (resigned on July 9, 2019)	3,750,000	-	-	(3,750,000)	-
Mr Nicholas Burrows (appointed September 2, 2019)	-	-	-	-	-
Dr Paul Kasian (resigned on September 24, 2019)	57,500,000	-	-	(57,500,000)	-
Dr Jerzy Muchnicki	6,250,000	-	-	-	6,250,000
Dr Richard Allman	-	-	-	-	-
Mr Stanley Sack (appointed May 18, 2020)	-	-	-	-	-
Mr Phillip Hains (appointed July 15, 2019)	-	-	-	-	-
Total	76,250,000	-	-	(61,250,000)	15,000,000

Notes

1. Performance rights issued to Dr Paul Kasian and Mr Xue Lee have forfeited since they resigned from the posts in the current financial year.

The Performance Rights are not currently quoted on the ASX and as such have no ready market value. The Performance Rights each grant the holder a right of grant of one ordinary Share in the Company upon vesting of the Performance Rights for nil consideration. Accordingly, the Performance Rights may have a present value at the date of their grant. Various factors impact upon the value of Performance Rights including:

●	the period outstanding before the expiry date of the Performance Rights;

●	the underlying price or value of the securities into which they may be converted;

●	the proportion of the issued capital as expanded consequent upon conversion of the Performance Rights into Shares (i.e. whether or not the shares that might be acquired upon exercise of the options represent a controlling or other significant interest); and

●	the value of the shares into which the Performance Rights may be converted.

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

Inherent in the application of the Monte Carlo simulation are a number of inputs, some of which must be assumed. The data relied upon in applying the Monte Carlo simulation was:

a)	exercise price being 0.0 cents per Performance Right for all classes;

b)	VWAP hurdle (10 days consecutive share price hurdle) equaling A$0.02 for Class A and Class B and A$0.033 for Class C Performance Rights;

c)	the continuously compounded risk free rate being 2.02% for all classes of Performance Rights (calculated with reference to the RBA quoted Commonwealth Government bonds as at October 8, 2018 of similar duration to that of the expected life of each class of Performance Right);

d)	the expected option life of 2.8 years for all classes of Performance Rights; and

e)	a volatility measure of 80%.

Item 6. Directors, Senior Management and Employees (cont.)

Performance hurdles

The Class A Performance Rights vest and are exercisable upon the Share price reaching $0.02 or greater for more than 10-day consecutive ASX trading days.

The Directors, being the recipients of the Performance Rights, must remained engaged by the Company at the time of satisfaction of the performance hurdle in order for the relevant Performance Right to vest.

The unlisted performance rights granted and outstanding as of June 30, 2020 under the Plans are as follows:

	2019	Fair Value		Expiration Date
Director
Mr. Peter Rubinstein (Class A)	5,000,000	A$	38,500	11-Dec-2021
Dr. Jerzy Muchnicki (Class A)	6,250,000	A$	48,125	11-Dec-2021
Mr. Lindsay Wakefield (Class A)	3,750,000	A$	28,875	11-Dec-2021
Balance at the end of the financial year	15,000,000	A$	115,500

The Company has accounted for these Performance Rights in accordance with its accounting policy for share-based payment transactions and has recorded net reversal of A$43,484 of associated expense in the current year end (2019: A$104,441).

Item 6. Directors, Senior Management and Employees (cont.)

This share-based payment expense is included within general and administrative costs in the statement of comprehensive income/ (loss). The following is additional information relating to the options granted under the respective Plans and as of June 30, 2020:

		Options outstanding		Options exercisable
Remaining
		Weighted	weighted		Weighted
		average	average		average
	Number of	exercise	contractual	Number of	exercise
Range of exercise prices	options	price	life (years)	options	price
$0.011 - $0.020	20,500,000	$0.015	0.03	20,500,000	$0.015
	20,500,000	$0.015	0.03	20,500,000	$0.015

	Performance rights outstanding			Performance rights exercisable
			Remaining
		Weighted average	Weighted average		Weighted
	Number of	exercise	contractual	Number of	average
Range of exercise prices	options	price	life (years)	Perf. rights	exercise price
$0.00 - $0.00	15,000,000	$0.000	1.58	15,000,000	$0.00
	15,000,000	$0.000	1.58	15,000,000	$0.00

Item 6. Directors, Senior Management and Employees (cont.)

Indemnification and Insurance with respect to Directors

We are obligated pursuant to an indemnity agreement, to indemnify the current Directors and executive officers and former Directors against all liabilities to third parties that may arise from their position as Directors or officers of the Company and our controlled entities, except where to do so would be prohibited by law. In addition, the Company does currently carry insurance in respect of Directors’ and officers’ liabilities for current and former Directors, Company Secretary and executive officers or employees under certain circumstances as specified in the insurance policy.

Item 6.C Board Practices

The Board of Directors

Under the Company’s Constitution, its Board of Directors is required to comprise at least three Directors. As of the date of this Annual Report, our Board comprised four Directors.

The role of the Board includes:

(a)	Reviewing and making recommendations in remuneration packages and policies applicable to directors, senior executives and consultants.

(b)	Nomination of external auditors and reviewing the adequacy of external audit arrangements.

(c)	Establishing the overall internal control framework over financial reporting, quality and integrity of personnel and investment appraisal. In establishing an appropriate framework, the board recognized that no cost-effective internal control systems will preclude all errors and irregularities.

(d)	Establishing and maintaining appropriate ethical standards in dealings with business associates, suppliers, advisers and regulators, competitors, the community and other employees.

(e)	Identifying areas of significant business risk and implementing corrective action as soon as practicable after a risk is identified.

(f)	Nominating audit and remuneration committee members.

The Board meets to discuss business regularly throughout the year, with additional meetings being held when circumstances warrant. Included in the table below are details of the meetings of the Board and the sub-committees of the Board that were held during the 2020 financial year.

	Directors’ meetings		Audit Committee meetings		Remuneration Committee meetings
	Attended	Eligible	Attended	Eligible	Attended	Eligible
Dr. Lindsay Wakefield	12	12	7	7	1	1
Dr. Paul Kasian[1]	2	2	2	-	1	-
Dr. Jerzy Muchnicki	12	12	7	-	1	-
Mr. Peter Rubinstein	12	12	7	7	1	1
Mr. Nicholas Burrows[2]	9	9	4	4	1	1
Mr. Xue Lee³	-	-	-	-	-	-

[1]	Dr. Paul Kasian - resigned September 24, 2019
[2]	Mr. Nicholas Burrows - appointed on September 2, 2019
[3]	Mr. Xue Lee - resigned on July 9, 2019

Item 6. Directors, Senior Management and Employees (cont.)

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

The Remuneration Committee is, amongst other things, responsible for determining and reviewing remuneration arrangements for the Directors, the Interim Chief Executive Officer and the Senior Leadership Team. The Chairman of the Committee is an independent non-executive director.

The Remuneration Committee assesses the appropriateness of the nature and amount of remuneration paid to Directors and Executives on a periodic basis by reference to relevant employment market conditions, with the overall objective of ensuring maximum shareholder benefit from the retention of a high quality Board and senior leadership team.

Committee membership

As at the date of this Report, the composition of these two Sub-Committees are:

Audit Committee:	Mr. Nicholas Burrows — Chairman of the Committee (appointed October 2019)
Mr. Peter Rubinstein
Dr. Lindsay Wakefield

Remuneration Committee:	Dr Lindsay Wakefield — Chairman of the Committee
Mr. Peter Rubinstein
Mr. Nicholas Burrows

Item 6. Directors, Senior Management and Employees (cont.)

Compliance with Nasdaq Rules

Nasdaq listing rules require that the Company disclose the home country practices that we will follow in lieu of compliance with Nasdaq corporate governance rules. The following describes the home country practices and the related Nasdaq rule:

Majority of Independent Directors: The Company follows home country practice rather than Nasdaq’s requirement in Marketplace Rule 4350(c) (1) that the majority of the Board of each issuer be comprised of independent directors as defined in Marketplace Rule 4200. As of the date of this Annual Report, with there were three independent Directors namely Mr. Nick Burrows, Mr. Peter Rubinstein and Dr. Lindsay Wakefield which led to our Board of Directors being comprised of a majority of independent directors.

Compensation of Officers: The Company follows home country practice rather than Nasdaq’s requirement in Marketplace Rule 4350(c) (3) that chief executive compensation be determined or recommended to the Board by the majority of independent directors or a compensation committee of independent directors. Similarly, compensation of other officers is not determined or recommended to the Board by a majority of the independent directors or a compensation committee comprised solely of independent directors. These decisions are made by the Company’s remuneration committee.

Nomination: The Company follow home country practice rather than Nasdaq’s requirement in Marketplace Rule 4350(c)(4) that director nominees be selected or recommended by a majority of the independent directors or by a nominations committee comprised of independent directors. These decisions are made by the Company’s full Board which is comprised of a majority of independent directors which constitute Mr. Nick Burrows, Mr. Peter Rubinstein and Dr. Lindsay Wakefield.

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

Quorum: The Company follows home country practice rather than Nasdaq’s requirement in Marketplace Rule 4350(f) that each issuer provides for a quorum of at least 33 1/3 percent of the outstanding shares of the issuer’s ordinary stock (voting stock). Pursuant to the Company’s Constitution it is currently required to have a quorum for a general meeting of three persons. The practice followed by the Company is not prohibited by Australian law.

Shareholder Approval for Capital Issuance: The Company has elected to follow certain home country practices in lieu of Nasdaq Marketplace Rule 5635. For example, the Company is entitled to an annual 15% of capital placement capacity under ASX Listing Rule 7.1 without shareholder approval. If this amount of annual entitlement is aggregated with an additional placement of Ordinary Shares, including through the grant of options over Ordinary Shares, that exceeds 20% of the outstanding share capital, only the excess over the 15% annual allowance requires shareholder approval under Australian law. Such home country practice is not prohibited by the laws of Australia.

Item 6.D Employees

As of the date of this Annual Report, the Company comprising the Company and its subsidiaries, employed 13 full-time equivalent employees. The number of full-time equivalent employees as of the end of each respective financial year ended June 30 are as follows:

2020	13
2019	13
2018	15

Item 6. Directors, Senior Management and Employees (cont.)

Item 6.E Share Ownership

The relevant interest of the directors in the share capital of the Company as notified by them to the Australian Securities Exchange in accordance with section 205G(1) of the Corporations Act 2001 as of the date of this Annual Report   is as follows:

Director	Ordinary shares	Percentage of Capital held
Dr. Lindsay Wakefield	9,418,104	0.11%
Dr. Jerzy Muchnicki	263,085,885	3.18%
Mr. Peter Rubinstein	308,132,009	3.73%
Mr. Nicholas Burrows	1,670,000	0.02%

Item 7. Major Shareholders and Related Party Transactions

Item 7.A Major Shareholders

As at the date of this Annual Report, there were no shareholders who is the beneficial owner of 5% or more of our voting securities.

The number of Ordinary Shares on issue in Genetic Technologies as of the date of this Annual Report was 8,261,726,743. The number of holders of Ordinary Shares in Genetic Technologies as of the date of this Annual Report was approximately 4,564 (October 7, 2020).

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

Record Holders

As of October 7, 2020, there were 4,564 holders of record of our ordinary shares, of which 33 record holders, holding approximately 0.072% of our ordinary shares, had registered addresses in the United States. These numbers are not representative of the number of beneficial holders of our shares nor are they representative of where such beneficial holders reside, since many of these ordinary shares were held of record by brokers or other nominees. The majority of trading by our U.S. investors is done by means of ADSs that are held of record by HSBC Custody Nominees Ltd., which held 72.07% of our ordinary shares as of such date.

Item 7.B Related Party Transactions

During the year ended June 30, 2020, the only transactions between entities within the Company and other related parties occurred, are as listed below. Except where noted, all amounts were charged on similar to market terms and at commercial rates.

Transactions within the Company and with other related parties

During the year ended June 30, 2020, the only transactions between entities within the Company and other related parties occurred, are as listed below. Except where noted, all amounts were charged on similar to market terms and at commercial rates.

Item 7. Major Shareholders and Related Party Transactions (Cont.)

Blockchain Global Limited

As announced by the Company on February 15, 2018, a non-binding terms sheet with Blockchain Global Limited(BCG) was entered to provide a framework for continuing discussions between the two companies, with the proposed transaction being subject to shareholder approval (by non-associated Shareholders); and as announced by the Company on August 2, 2018, a framework agreement with BCG was entered formalizing the non-binding terms sheet and providing a framework for a strategic alliance between the Company and BCG, with the agreement became binding on November 29, 2018 upon receiving the requisite shareholder approval. The agreement proposed the issue of 486 million shares to BCG in 3 tranches subject to the achievement of certain milestones. No shares have been issued under the framework agreements and no milestones have been achieved. Any rights to the 486 million milestone shares lapsed between December 27, 2019 and June 27, 2020.

The Company has accounted for these share issuances in accordance with its accounting policy for share-based payment transactions and has not recorded any associated expense in the current year given performance conditions have not been met and are not currently considering any Blockchain related projects.

A number of Directors of the Company presently or previously have had involvement with BCG. Mr. Xue Lee has a direct and indirect equity interest and was a CEO and managing director of BCG. Mr. Peter Rubinstein held a minority shareholding in the entity and was also a director in BCG. Dr. Jerzy Muchnicki has a direct and indirect interest in BCG. Dr. Paul Kasian was previously a director of BCG until July 2018.

Item 7. Major Shareholders and Related Party Transactions (Cont.)

Performance Rights Issuance

After receiving requisite shareholder approval on November 29, 2018, the Company has issued 76,250,000 performance rights to Directors of the Company as follows:

● 7,500,000 Class A Performance Rights, 25,000,000 Class B Performance Rights and 25,000,000 Class C Performance Rights to Dr. Paul Kasian

● 3,750,000 Class A Performance Rights to Dr Lindsay Wakefield

● 6,250,000 Class A Performance Rights to Dr Jerzy Muchnicki

● 5,000,000 Class A Performance Rights to Mr Peter Rubinstein

● 3,750,000 Class A Performance Rights to Mr Xue Lee

During the year, 3,750,000 Performance Rights previously issued to Mr. Xue Lee in the year ended June 30, 2019 were forfeited during the year ended June 30, 2020. Additionally, 57,500,000 Performance Rights previously issued to Dr. Paul Kasian in the year ended June 30, 2019 were forfeited in the year ended June 30, 2020. Due to the forfeiture of Performance Rights, a reversal amounting to A$81,984 relating to previously expensed amounts was accounted for during the current reporting period.

The Company has accounted for these performance rights in accordance with its accounting policy for share-based payment transactions and has recorded net reversal of A$43,484 of associated expense in the current year end

Item 7. Major Shareholders and Related Party Transactions (Cont.)

Blockshine Health Joint Venture

The Company, via its subsidiary Gene Ventures Pty Ltd, entered into a joint venture with Blockshine Technology Corporation (BTC). The joint venture company, called Blockshine Health, was to pursue and develop blockchain opportunities in the biomedical sector. Blockshine Health was to have full access to BTC’s technology (royalty free) as well as all of its opportunities in the biomedical sector. The Company invested $250,000 into the joint venture in the year ended June 30, 2019 and held 49% equity stake. The Joint Venture agreement was subsequently cancelled and the investment of $250,000 was impaired in the year ended June 30, 2019.

During the year ended June 30, 2020, the Company managed to transfer $43,380 back to its account from Blockshine Health and as a result partially recovered its investment in Blockshine Health, its joint venture investment, which was previously fully impaired in the year ended June 30, 2019.

Genetic Technologies HK Limited and Aocheng Genetic Technologies Co. Ltd - Joint Venture

In August 2018, the Company announced a Heads of Agreement had been reached with Representatives of the Hainan Government - Hainan Ecological Smart City Company (“HESCG”), a Chinese industrial park development & operations company have formally invited Genetic Technologies Limited (“GTG”) to visit the Hainan Medical Pilot Zone to conduct a formal review and discuss opportunities for market entry into China via the Hainan Free Trade Zone initiative. The invitation was extended to GTG via Beijing Zishan Health Consultancy Limited (“Zishan”), demonstrating the potential for growth presented by the proposed Joint Venture between the parties (as announced to the market on August 14, 2018).

Item 7. Major Shareholders and Related Party Transactions (Cont.)

Subsequently, the Company announced the official formation of Genetic Technologies HK Limited and Aocheng Genetic Technologies Co. Ltd in Hong Kong to the market on March 27, 2019.

The Company’s previous Chairman, Dr. Paul Kasian was named in the formation Heads of Agreement document to be the Chairman of the Joint Venture entity. At June 30, 2020, Genetic Technologies HK Limited has 100% ownership of Hainan Aocheng Genetic Technologies Co. Limited. At this time, no Directors fees or emoluments have been paid to Dr. Kasian, nor have agreements regarding fees been reached.

Issuance of options to directors towards sub-underwriting the capital raise

As announced on October 4, 2019, the Company undertook an underwritten non-renounceable pro-rata entitlement offer at an Issue Price of 0.4 cents per new share.

On October 11, 2019, the Company updated the market to advise that the offer was from that time agreed to be underwritten by Lodge Corporate Pty Ltd and that two of the Company’s directors (Mr. Peter Rubinstein and Dr. Jerzy Muchnicki), had agreed to sub-underwrite the offer. Both directors, in conjunction with the underwriter Lodge Corporate Pty Ltd, subsequently agreed amongst themselves to alter the respective sub-underwritten amounts, but the total to be sub-written between them (A$2 million) remained same, as did the total underwritten amount (of A$4 million).

Accordingly, the underwritten offer subsequently was sub-underwritten by Peter Rubinstein and Dr. Jerzy Muchnicki (each as up to A$1 million) in conjunction with a consortium of non-associated wholesale investors (also as sub-underwriters) who in aggregate equate to the underwritten amount of A$4 million, each in accordance with the terms of their separate sub-underwriting agreements with Lodge Corporate Pty Ltd (each a Sub-Underwriting Agreement).

Dr. Muchnicki and Mr. Rubinstein reflecting the amount of their sub-writing commitment were to be granted on the same terms as all options to be granted to the relevant sub-underwriters. The number of options issued to both directors was calculated as 1 Option for every 2 Shares being sub-underwritten and were issued a total of 125,000,000 unlisted options to each of the directors.

As announced on October 11, 2019, within the rights issue offer document, upon exercise each such option converts into 1 fully paid share on terms consistent with the ASX Listing Rules; with a 3-year expiry date from grant and with an exercise price per underwriter and sub-underwriter option equal to the lower of:

● A$0.008 ; and

● The implicit price per share at which any raise done by Aegis capital within 3 months from the company’s shareholder meeting.

but in any event with a floor exercise price equal to A$0.004.

Mr. Phillip Hains (Chief Financial Officer)

On July 15, 2019, the Company announced that it had appointed Mr. Phillip Hains (MBA, CA) as the Chief Financial Officer who has over 30 years of extensive experience in roles with a portfolio of ASX and NASDAQ listed companies and provides CFO services through his firm The CFO Solution. Prior to this point the Company had a similar arrangement with The CFO Solution, where it would engage and provided services of overall CFO, accounting and other finance related activities.

During the reporting period, the company had transactions valued at A$527,724 (2019: A$45,459) with The CFO Solution towards provision of overall CFO, accounting and other finance related activities.

Mr. Stanley Sack (Chief Operating Officer)

On May 18, 2020, the Company appointed Mr. Stanley Sack who provides consulting in the capacity of Chief Operating Officer. Mr. Sack has spent 15 years in large listed entities in executive positions managing large business divisions. He has worked with a high net worth family managing all their operating businesses and private equity activities. Mr. Sack built an Allied Health Business in the aged care and community care space which became the biggest Mobile Allied Health Business in Australia and was recently sold to a large medical insurance company.

During the reporting period, the Company had transactions valued at A$38,500 (2019: Nil) with Mr. Stanley Sack’s entity, Cobben Investments, towards provision of consulting services in relation to provision of duties related to Chief Operating Officer of the Company.

Mr. Peter Rubinstein (Non-Executive Director and Chairman)

During the financial year ended June 30, 2020, the board approved to obtain consulting services in relation to capital raises, compliance, Nasdaq hearings and investor relations from its Non-Executive Director and current Chairman, Mr. Peter Rubinstein. The services procured were through Mr. Peter Rubinstein’s associate entity ValueAdmin.com Pty Ltd and amounted to A$35,000 which remains payable and is included as part of the cash salary and fees in the remuneration report as at June 30, 2020.

Lodge Corporate

Dr. Kasian was a director of corporate finance and corporate advisor from December 2017 to February 2019 with Lodge Corporate. During the year ended, the Company engaged in corporate advisory services with Lodge Corporate and had transactions worth $154,224 which also included A$88,000 that related to 2% of the underwriting of the capital raise during the year ended June 30, 2020. Additionally, during the year, On March 6, 2020 the Company issued 5,000,000 options to Lodge Corporate Pty Ltd valued at A$29,340 which were in relation to capital raising costs.

There were no transactions with parties related to Key Management Personnel during the year other than that disclosed above.

Item 7.C Interests of Experts and Counsel

Not applicable.

Item 8. Financial Information

Item 8.A Consolidated Statements and Other Financial Information

The information included in Item 18 of this Annual Report is referred to and referenced into this Item 8.A.

Item 8. Financial Information (Cont.)

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

Item 8.B Significant Changes

There have been no significant changes in the operation or financial condition of the Company since June 30, 2020.

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

Purposes and Objects

Our Constitution does not specify any purposes or objects of the Company.

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

Item 10. Additional Information (Cont.)

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

Item 10.C Material Contracts

During the year, the Company entered into agreement with Lodge Corporate, Aegis Corporation and H.C. Wainright & Co, to act as the placement agent to the offering made through which on multiple occasions the Company managed to raise a total of A$21,793,678 before costs of the transactions. Towards the cost of the transactions, the Company issued the following securities:

●	250,000,000 unlisted options issued on October 30, 2019, exercisable at A$0.008 each and expiring on October 29, 2022, amounting to A$817,666. Each option is exercisable for one fully paid ordinary share.
●	125,000,000 unlisted options issued on December 20, 2019, exercisable at A$0.008 each and expiring on December 20,2022, amounting to A$528,027. Each option is exercisable for one fully paid ordinary share.
●	125,000,000 unlisted options issued on December 20, 2019, exercisable at A$0.008 each and expiring on December 20,2022, amounting to A$528,027. Each option is exercisable for one fully paid ordinary share.
●	166,066,050 warrants issued at no cash consideration on July 16, 2019, exercisable at US$0.00533 each and expiring on July 16, 2024, amounting to A$890,113. The warrants are exercisable for fully paid ordinary shares.
●	5,000,000 unlisted options issued to Lodge Corporate on March 6, 2020, exercisable at A$0.008 each and expiring on March 6, 2023, amounting to A$29,340. Each option is exercisable for one fully paid ordinary share.
●	40,114,200 warrants issued to H.C. Wainright & Co on April 3, 2020, exercisable at US$0.00365 each and expiring on April 1, 2025, amounting to A$175,137. The warrants are exercisable for fully paid ordinary shares.
●	28,177,578 warrants issued to H.C. Wainright & Co on April 22, 2020, exercisable at US$0.00417 each and expiring on April 19, 2025, amounting to A$149,693. The warrants are exercisable for fully paid ordinary shares.
●	156,000,000 warrants to be issued to H.C. Wainright & Co at, subject to shareholder approval, exercisable at US$0.004166 expiring on 5 years after date of issue, amounting to A$848,252. The warrants are exercisable for fully paid ordinary shares.

In the prior period, On August 8, 2018, the Company executed an Equity Placement Facility with Kentgrove Capital Pty Ltd. Under the Facility, Kentgrove Capital may provide the Company with up to A$20 million of equity capital in a series of individual placements of up to A$1 million (or a higher amount by mutual agreement) until April 7, 2020. The Company raised A$1.6 million during 2018 and 2019 and has approximately A$400,000 of remaining availability thereunder. This agreement was expired on April 7, 2020.

There were no other material contracts entered into during the two years preceding the date of this Annual Report which were outside the ordinary course of business.

Item 10. Additional Information (Cont.)

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

Item 10. Additional Information (Cont.)

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

Item 10. Additional Information (Cont.)

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

Item 10. Additional Information (Cont.)

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

The gross amount of any dividend on an ADR (which will include the amount of any Australian taxes withheld) generally will be subject to U.S. federal income tax as foreign source dividend income, and will not be eligible for the corporate dividends received deduction. The amount of a dividend paid in Australian dollars will be its value in U.S. dollars based on the prevailing spot market exchange rate in effect on the day the U.S. holder receives the dividend or, in the case of a dividend received in respect of an ADR, on the date the Depositary receives it, whether or not the dividend is converted into U.S. dollars. A U.S. holder will have a tax basis in any distributed Australian dollars equal to its U.S. dollar amount on the date of receipt, and any gain or loss realized on a subsequent conversion or other disposition of Australian dollars generally will be treated as U.S. source ordinary income or loss. If dividends paid in Australian dollars are converted into U.S. dollars on the date they are received by a U.S. holder, the U.S. holder generally should not be required to recognize foreign currency gain or loss in respect of the dividend income

Item 10. Additional Information (Cont.)

Subject to certain exceptions for short-term and hedged positions, a dividend that a non-corporate holder receives on an ADR will be subject to a maximum federal income tax rate of 20% if the dividend is a “qualified dividend”. A dividend on an ADR will be a qualified dividend if (i) either (a) the ADRs are readily tradable on an established market in the United States or (b) we are eligible for the benefits of a comprehensive income tax treaty with the United States that the Secretary of the Treasury determines is satisfactory for purposes of these rules and that includes an exchange of information program, and (ii) we were not, in the year prior to the year the dividend was paid, and are not, in the year the dividend is paid, a passive foreign investment company (“PFIC”). The ADRs are listed on the Nasdaq Capital Market, which should qualify them as readily tradable on an established securities market in the United States. In any event, the Treaty satisfies the requirements of clause (i) (b), and we are a resident of Australia entitled to the benefits of the Treaty. However, based on our audited financial statements and relevant market and shareholder data, we believe we were a PFIC for U.S. federal income tax purposes for our taxable years ended June 30, 2018 and June 30, 2020, and expect to be classified as a PFIC in the current taxable year. Given that the determination of PFIC status involves the application of complex tax rules, and that it is based on the nature of our income and assets from time to time, no assurances can be provided that we will or will not be considered a PFIC for any past or future taxable years. In addition, as described in the section below entitled “Passive Foreign Investment Company Rules,” if we were a PFIC in a year while a U.S. holder held an ADR, and if the U.S. holder has not made a qualified electing fund election effective for the first year the U.S. holder held the ADR, the Ordinary Share underlying the ADR remains an interest in a PFIC for all future years or until such an election is made. The IRS takes the position that such rule will apply for purposes of determining whether an ADR is an interest in a PFIC in the year a dividend is paid or in the prior year, even if we do not satisfy the tests to be a PFIC in either of those years. Even if dividends on the ADRs would otherwise be eligible for qualified dividend treatment, in order to qualify for the reduced qualified dividend tax rates, a non-corporate holder must hold the Ordinary Share on which a dividend is paid for more than 60 days during the 120-day period beginning 60 days before the ex-dividend date, disregarding for this purpose any period during which the non-corporate holder has an option to sell, is under a contractual obligation to sell or has made (and not closed) a short sale of substantially identical stock or securities, is the grantor of an option to buy substantially identical stock or securities or, pursuant to Treasury regulations, has diminished such holder’s risk of loss by holding one or more other positions with respect to substantially similar or related property. In addition, to qualify for the reduced qualified dividend tax rates, the non-corporate holder must not be obligated to make related payments with respect to positions in substantially similar or related property. Payments in lieu of dividends from short sales or other similar transactions will not qualify for the reduced qualified dividend tax rates.

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

The U.S. Treasury has announced its intention to promulgate rules pursuant to which non-corporate holders of stock of non- U.S. corporations, and intermediaries through whom the stock is held, will be permitted to rely on certifications from issuers to establish that dividends are treated as qualified dividends. Because those procedures have not yet been issued, it is not clear whether we will be able to comply with them.

Non-corporate holders of Ordinary Shares are urged to consult their own tax advisers regarding the availability of the reduced qualified dividend tax rates with respect to dividends received on the ADRs in the light of their own particular circumstances.

Item 10. Additional Information (Cont.)

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

Item 10. Additional Information (Cont.)

Passive Foreign Investment Company Rules

A special set of U.S. federal income tax rules applies to a foreign corporation that is a PFIC for U.S. federal income tax purposes. As noted above, based on our audited financial statements and relevant market and shareholder data, we believe that we were a PFIC for U.S. federal income tax purposes for our taxable years ended June 30, 2018 and June 30, 2020, and expect to be classified as a PFIC in our current taxable year. In addition, given that the determination of PFIC status involves the application of complex tax rules, and that it is based on the nature of our income and assets from time to time, no assurances can be provided that we will or will not be considered a PFIC for any past or future taxable years.

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

If we are treated as a PFIC, contrary to the tax consequences described in “U.S. Federal Income Tax Considerations— Taxation of Dividends” and “U.S. Federal Income Tax Considerations—Taxation of Capital Gains” above, a U.S. holder that does not make an election described in the succeeding two paragraphs would be subject to special rules with respect to (i) any gain realized on a sale or other disposition of an ADR (for purposes of these rules, a disposition of an ADR includes many transactions on which gain or loss is not realized under general U.S. federal income tax rules) and (ii) any “excess distribution” by the Company to the U.S. holder (generally, any distribution during a taxable year in which distributions to the U.S. holder on the ADR exceed 125% of the average annual taxable distributions (whether actual or constructive and whether or not out of earnings and profits) the U.S. holder received on the ADR during the preceding three taxable years or, if shorter, the U.S. holder’s holding period for the ADR). Under those rules, (i) the gain or excess distribution would be allocated ratably over the U.S. holder’s holding period for the ADR, (ii) the amount allocated to the taxable year in which the gain or excess distribution is realized would be taxable as ordinary income in its entirety and not as capital gain, would be ineligible for the reduced qualified dividend rates, and could not be offset by any deductions or losses, and (iii) the amount allocated to each prior year, with certain exceptions, would be subject to tax at the highest tax rate in effect for that year, and the interest charge generally applicable to underpayments of tax would be imposed in respect of the tax attributable to each of those years. A U.S. holder who owns an ADR during any year we are a PFIC will generally have to file IRS Form 8621. A failure to file this return will suspend the statute of limitations with respect to any tax return, event, or period to which such report relates (potentially including with respect to items that do not relate to a U.S. Holder’s investment in the ADRs).

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

Item 10. Additional Information (Cont.)

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

Item 10. Additional Information (Cont.)

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

Item 11. Quantitative and Qualitative Disclosures about Market Risk

Our market risk relates primarily to exposure to changes in foreign currency exchange rates and interest rates. Refer Note 29 of the attached financial statements for further analysis surrounding market risk.

Interest Rate Risk. As of June 30, 2020, we had A$14,214,160 in cash and cash equivalents of which A$11,645,389 was subject to interest rate risk. Interest income earned on the cash balances is affected by changes in the levels of market interest rates. We invest excess cash in interest-bearing, investment-grade securities and time deposits in high-quality institutions. We do not utilize derivative financial instruments, derivative commodity instruments, positions or transactions in any material matter.

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

Item 11. Quantitative and Qualitative Disclosures about Market Risk (Cont.)

Foreign Currency Exchange Rate Risk. We operate in Australia with active operations in the U.S.A. and are accordingly subject to certain foreign currency exposure. This includes foreign-currency denominated receivables, payables, debt, and other balance sheet positions as well as future cash flows resulting from anticipated transactions including intra-company transactions. Historically, currency translation gains and losses have been reflected as adjustments to stockholders’ equity, while transaction gains and losses have been reflected as components of income and loss. Transaction gains and losses could be material depending upon changes in the exchange rates between the Australian dollar and the U.S. dollar. A significant amount of our current revenue is denominated in U.S. dollars which provides us with a limited natural hedge against exchange rate movements.

Item 12. Description of Securities Other Than Equity Securities

Item 12.A Debt Securities

Not applicable.

Item 12.B Warrants and Rights

Not applicable.

Item 12.C Other Securities

Not applicable

Item 12. Description of Securities Other Than Equity Securities (Cont.)

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

Persons Depositing or Withdrawing Shares Must

Pay:	For:

● US$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	● Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property
● Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

● US$0.02 (or less) per ADS	● Any cash distribution to you

● A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	● Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADS holders

● US$1.50 (or less) per ADR	● Transfers, combination and split-up of ADRs

● Expenses of the depositary	● Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement)
● Converting foreign currency to U.S. dollars

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

Item 15. Controls and Procedures

Item 15.A Disclosure controls and procedures

We maintain disclosure controls and procedures as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 (the “Exchange Act”), as amended, that are designed to ensure that information required to be disclosed in the reports that we file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in our reports filed or submitted under the Securities Exchange Act of 1934 is accumulated and communicated to management, including our Interim Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

Our Management, including our Interim Chief Executive Officer and Chief Financial Officer, believes that our disclosure controls and procedures or our internal control over financial reporting are designed and operated to be effective at the reasonable assurance level. However, our management does not expect that our disclosure controls and procedures and our internal control over financial reporting will prevent all error and fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Additionally, the design of a control system must reflect the fact that there are resource constraints, and the benefit of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected or that our control system will operate effectively under all circumstances. Moreover, the design of any system of controls is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.

Our Management has carried out an evaluation, under the supervision and with the participation of our Interim Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures as of June 30, 2020. Based on that evaluation, the Interim Chief Executive Officer and the Chief Financial Officer concluded that the Company’s disclosure controls and procedures were ineffective as of June 30, 2020 due to the material weaknesses in internal control over financial reporting described in Item 15.B below.

Item 15.B Management’s annual report on internal control over financial reporting

Our Management is responsible for establishing and maintaining adequate internal control over financial reporting. The Securities Exchange Act of 1934 defines internal control over financial reporting in Rules 13a-15(f) and 15d-15(f) as a process designed by, or under the supervision of, the Company’s Interim Chief Executive Officer and Chief Financial Officer effected by the Company’s Board of Directors, Management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

●	Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;

●	Provide reasonable assurance that transactions are recorded as necessary to permit the preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of Management and directors of the Company; and

●	Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the consolidated financial statements.

Item 15. Controls and Procedures (Cont.)

Our Management, under the supervision and with participation of our Interim Chief Executive Officer and Chief Financial Officer, has assessed the effectiveness of the Company’s internal control over financial reporting as of June 30, 2020. In making this assessment, Management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO, in Internal Control-Integrated Framework (2013).

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the annual financial statements will not be prevented or detected on a timely basis.

We did not maintain an adequate segregation of duties with respect to internal control over financial reporting, specifically including the following:

●	We have limited accounting personnel to enable controls to be designed and implemented which sufficiently and consistently evidence an independent review of complex financial reporting matters.

The control deficiencies are pervasive in nature and impacts all significant accounts and critical accounting estimates. The control deficiencies resulted in audit adjustments to the Company’s consolidated financial statements for the year ended June 30, 2020. Additionally, these control deficiencies could result in misstatements of the Company’s consolidated financial statements or disclosures that would result in a material misstatement of the annual consolidated financial statements that would not be prevented or detected. Accordingly, our management has determined that these control deficiencies constitutes a material weakness.

Because of the material weakness described above, our Management has concluded that, as of June 30, 2020, the Company did not maintain effective internal control over financial reporting based on criteria in Internal Control - Integrated Framework (2013) issued by the COSO.

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

Item 15.D Changes in Internal Control over Financial Reporting

The remediation activities described below are changes in internal control over financial reporting during the year ended June 30, 2020, that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Remediation efforts

Segregation of duties. We are committed to remediating the material weakness over the segregation of duties by implementing changes to our internal control over financial reporting. We have taken certain steps in an effort to correct this material weakness that was identified for the year ended June 30, 2020, including:

●	Completed migration of our accounting systems to a cloud-based system (XERO), which provides the accounting team and the CFO with a systematic process for preparing and reviewing the underlying journal entries, invoices, payments and reconciliations.

●	Continuous engagement with a professional service firm called CFO Solution who have standard internal review procedures to ensure quality of accounting data and review over complex financial reporting matters.

●	Engaged independent specialists for more complex financial reporting matters when needed, such as valuation of warrants that have embedded derivatives.

Item 15. Controls and Procedures (Cont.)

●	An internal control of a preparer of the accounting data and reviewer has been established through implementation of workpapers where in the accounting data is prepared and reviewed on a monthly basis by segregated staff and signed off by the CFO Solution team.

Although these changes are an important step towards improving the segregation of duties, additional time is still required to fully re-assess the design of the controls and implement additional internal controls procedures over financial reporting and test their operating effectiveness over a period of time.

Item 16.A Audit Committee Financial Expert

On September 2, 2019, the Company has appointed Mr. Nick Burrows to the Board as an independent Non-Executive Director. Mr. Burrows is a financial expert and hence the Company subsequently appointed Mr. Burrows as the Chairman of the Audit Committee replacing Mr. Peter Rubinstein, former Chairman of the Audit Committee.

Item 16.B Code of Ethics

We have adopted a Code of Ethics (styled “Code of Conduct”) that applies to all of our Directors and employees, including our principal executive officer, principal financial officer and principal accounting officer or controller. The Code can be downloaded at our website (www.gtglabs.com). Additionally, any person, upon request, can ask for a hard copy or electronic file of the Code. If we make any substantive amendment to the Code or grant any waivers, including any implicit waiver, from a provision of the Code, we will disclose the nature of such amendment or waiver on our website. During the year ended June 30, 2020, no such amendment was made, or waiver granted.

Item 16.C Principal Accountant Fees and Services

The following table sets forth the fees billed to us by our Independent Registered Public Accounting Firm, PricewaterhouseCoopers, during the financial years ended June 30, 2020 and 2018, respectively:

	Consolidated
	2020 $	2019 $
Services rendered
PricewaterhouseCoopers in respect of:
Audit fees (1)	274,000	288,000
Other audit fees (2)	200,000	-

(1) Audit fees consist of services that would normally be provided in connection with statutory and regulatory filings or engagements, including services that generally only the independent accountant can reasonably provide such as comfort letters.

(2) Other assurance services consist of fees billed for assurance and related services that generally only the statutory auditor could reasonably provide to a client. Included in the balance are amounts related to additional regulatory filings during the 2020 financial year. All services provided are considered audit services for the purpose of SEC classification.

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

Item 16.F Change in Registrant’s Certifying Accountant

Genetic Technologies Limited (“GTG”), through the Audit & Risk Committee, conducted an external audit tender in 2020 with a view to replacing PricewaterhouseCoopers (“PwC”) from our 2021 financial year onwards. The audit tender process was completed in July 2020 when, following the recommendation of the Audit & Risk Committee, the Board announced that it would appoint Grant Thornton Audit Pty Ltd (“Grant Thornton”) as GTG’s new external auditor to undertake GTG’s audit for the financial year ending 30 June 2021.

PwC, has been the independent registered public accounting firm for GTG, as appointed and approved by the Audit Committee and Board of Directors of GTG for the 2010-2020 fiscal years. As a result of PwC’s resignation, GTG has subsequently appointed Grant Thornton as its independent registered public accounting firm beginning with the fiscal year commencing July 1, 2020.

During the fiscal years ended June 30, 2020 and 2019 and the subsequent interim period through July 13, 2020, (1) PwC has not issued any reports on the consolidated financial statements of the Company that contained an adverse opinion or a disclaimer of opinion, nor were the auditors’ reports of PwC qualified or modified as to uncertainty, audit scope, or accounting principles, other than, in the year ended June 30, 2019 to include an explanatory paragraph regarding substantial doubt as to the Company’s ability to continue as a going concern; and (2) there has not been any disagreement as that term is used in Item 16F(a)(1)(iv) of Form 20-F over any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreement if not resolved to PwC’s satisfaction would have caused it to make reference to the subject matter of the disagreement in connection with its auditors’ reports, or any “reportable event” as that term is used in Item 16F(a)(1)(v) of Form 20-F.

The Company has provided PwC with a copy of the foregoing disclosure and has requested that they furnish the Company with a letter addressed to the SEC stating whether they agree with such disclosure and, if not, stating the respects in which they do not agree. A copy of PwC’s letter dated October 22, 2020 is included herewith as Exhibit 15.2.

During the fiscal years ended June 30, 2020 and June 30, 2019 and through July 13, 2020, the Company did not consult with Grant Thornton regarding (1) the application of accounting principles to a specified transaction, (2) the type of audit opinion that might be rendered on the Company’s financial statements, (3) written or oral advice provided that would be an important factor considered by the Company in reaching a decision as to an accounting, auditing or financial reporting issue, or (4) any matter that was the subject of a disagreement between the Company and its predecessor auditor as described in Item 16F(a)(1)(iv) or a reportable event as described in Item 16F(a)(1)(v) of the Form 20-F.

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

Item 18. Financial Statements

The full text of the Company’s audited financial statements for the fiscal years ended June 30, 2020 and 2019 begins on page F-1 of this Annual Report on Form 20-F.

Item 19. Exhibits

The following documents are filed as exhibits to this Annual Report on Form 20-F:

1.1	Constitution of the Registrant (incorporate by reference to Exhibit 1.1 to the Company’s Registration Statement on Form 20-F filed with the Commission on December 21, 2010)

2.1	Deposit Agreement, dated as of January 14, 2002, by and among Genetic Technologies Limited, The Bank of New York Mellon, as Depositary, and the Owners and Holders of American Depositary Receipts (such agreement is incorporated herein by reference to the Registration Statement on Form F-6 relating to the ADSs (File No. 333-14270) filed with the Commission on January 14, 2002).

4.1	Description of Securities (filed herewith)

4.2	Form of American Depositary Receipt (incorporated by reference to Rule 424(b)(3) filing (File No. 333-183861), filed with the Commission on August 15, 2019)

4.3	Form of Warrant issued on May 23, 2019 (incorporated by reference to Exhibit 10.3 of the Company’s Report on Form 6-K filed with the Commission on May 23, 2019)

4.4	Form of Compensation Warrant issued on April 3, 2020 (incorporated by reference to Exhibit 10.3 of the Company’s Report on Form 6-K filed with the Commission on April 2, 2020)
4.5	Form of Pre-funded Warrant (incorporate by reference to Exhibit 4.5 to the Company’s registration statement on Form F-1/A filed on May 12, 2020)

4.6	Form of Placement Agent Warrant (incorporate by reference to Exhibit 4.6 to the Company’s registration statement on Form F-1/A filed on May 12, 2020)

4.7	Staff Share Plan 2001 dated November 30, 2001 (incorporate by reference to Exhibit 4.2 to the Company’s Registration Statement on Form 20-F filed with the Commission on August 19, 2005)

10.1	Master Collaboration Agreement, dated September 13, 2019, between Genetic Technologies Limited and The Translational Genomics Research Institute (incorporate by reference to Exhibit 10.4 to the Company’s registration statement on Form F-1/A filed on December 18, 2019)

10.2	Exhibit A-1 entered into under Master Collaboration Agreement, dated September 13, 2019, between Genetic Technologies Limited and The Translational Genomics Research Institute (incorporate by reference to Exhibit 10.5 to the Company’s registration statement on Form F-1/A filed on December 18, 2019)

10.3	Form of Securities Purchase Agreement dated as of May 22, 2019, between Genetic Technologies Limited and the investors listed therein (incorporated by reference to Exhibit 10.2 of the Company’s Report on Form 6-K filed with the Commission on May 23, 2019)

10.4	Form of Securities Purchase Agreement dated as of April 1, 2020, between Genetic Technologies Limited and the investors listed therein (incorporated by reference to Exhibit 10.1 of the Company’s Report on Form 6-K filed with the Commission on April 2, 2020)

10.5	Placement Agent Agreement effective March 30, 2020 (incorporated by reference to Exhibit 10.2 of the Company’s Report on Form 6-K filed with the Commission on April 2, 2020)

10.6	Form of Securities Purchase Agreement (incorporate by reference to Exhibit 10.9 to the Company’s registration statement on Form F-1/A filed on May 12, 2020)

10.7	Renewal of Lease over premises in Fitzroy, Victoria, Australia with an effective date of September 1, 2018 (incorporated by reference to 20-F filed October 3, 2019)

10.8	Form of Securities Purchase Agreement dated July 16, 2020 (incorporated by reference to Exhibit 10.1 of the Company’s Report on Form 6-K filed with the Commission on July 20, 2020)

12.01	Section 302 Certification of the Interim Chief Executive Officer

12.02	Section 302 Certification of the Chief Financial Officer

13.01	Section 906 Certification of the Interim Chief Executive Officer

13.02	Section 906 Certification of the Chief Financial Officer

15.1	Consent of PricewaterhouseCoopers

15.2	Letter from PricewaterhouseCoopers to SEC, dated October 22, 2020 pertaining to Item 16F

101.INS	XBRL Instance Document

101.SCH	XBRL Schema Document

101.CAL	XBRL Calculation Linkbase Document

101.DEF	XBRL Definition Linkbase Document

101.LAB	XBRL Labels Linkbase Document

101.PRE	XBRL Presentation Linkbase Document

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

GENETIC TECHNOLOGIES LIMITED
Dated: October 22, 2020
	By:	/s/ Dr Jerzy Muchnicki
	Name:	Dr Jerzy Muchnicki
	Title:	Interim Chief Executive Officer

2020 Financial Report

GENETIC TECHNOLOGIES LIMITED

GENETIC TECHNOLOGIES LIMITED

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Genetic Technologies Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Genetic Technologies Limited and its subsidiaries (the “Company”) as of June 30, 2020 and 2019, and the related consolidated statements of profit or loss and other comprehensive income/(loss), consolidated statements of cash flows and consolidated statements of changes in equity for each of the three years in the period ended June 30, 2020, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2020 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

/s/ PricewaterhouseCoopers Melbourne, Australia
22 October 2020

We have served as the Company’s auditor since 2009.

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME/(LOSS)

FOR 2020, 2019 and 2018

(in Australian dollars, except number of shares)

	Note	Year ended June 30, 2020	Year ended June 30, 2019	Year ended June 30, 2018
		$	$	$
Revenue from operations
Genetic testing services		9,864	25,444	189,254
Less: cost of sales	4	(251,511)	(276,267)	(300,088)
Gross loss from operations		(241,647)	(250,823)	(110,834)
Selling and marketing expenses		(637,295)	(576,077)	(1,066,404)
General and administrative expenses		(4,058,557)	(3,830,198)	(3,015,818)
Laboratory, research and development costs		(2,477,578)	(2,360,762)	(2,210,498)
Finance costs		(14,823)	(20,031)	(28,843)
Foreign exchange gains reclassified on liquidation of subsidiary	6	—	—	527,049
Other gains/(losses)	7	(5,522)	(407,482)	—
Fair value gains on financial liabilities	7	195,845	—	—
Non-operating income	5	1,140,647	1,019,769	441,476
Loss from operations before income tax		(6,098,930)	(6,425,604)	(5,463,872)
Income tax expense	8	—	—	—
Loss for the year		(6,098,930)	(6,425,604)	(5,463,872)
Other comprehensive income/(loss)
Exchange gains/(losses) on translation of controlled foreign operations		(33,175)	23,668	(522,966)
Other comprehensive income/(loss) for the year, net of tax		(33,175)	23,668	(522,966)
Total comprehensive loss for the year		(6,132,105)	(6,401,936)	(5,986,838)
Total loss for the year is attributable to:
Owners of Genetic Technologies Limited		(6,098,930)	(6,425,604)	(5,463,872)
Total loss for the year		(6,098,930)	(6,425,604)	(5,463,872)
Total comprehensive loss for the year is attributable to:
Owners of Genetic Technologies Limited		(6,132,105)	(6,401,936)	(5,986,838)
Total comprehensive loss for the year		(6,132,105)	(6,401,936)	(5,986,838)

Loss per share (cents per share)
Basic and diluted net loss per ordinary share	9	(0.15)	(0.24)	(0.22)
Weighted-average shares outstanding	9	4,155,017,525	2,635,454,870	2,435,282,724

The above consolidated statement of profit or loss and other comprehensive income/(loss) should be read in conjunction with the accompanying notes.

CONSOLIDATED BALANCE SHEETS

As at June 30, 2020

(in Australian dollars)

		Consolidated
	Notes	2020 $	2019 $
ASSETS
Current assets
Cash and cash equivalents	10	14,214,160	2,131,741
Trade and other receivables	11	789,354	818,766
Inventories		91,390	31,865
Other current assets	12	97,845	213,300
Total current assets		15,192,749	3,195,672

Non-current assets
Right-of-use assets	17	397,945	—
Property, plant and equipment	13	42,285	69,333
Total non-current assets		440,230	69,333
Total assets		15,632,979	3,265,005
LIABILITIES
Current liabilities
Trade and other payables	14	723,724	1,005,308
Provisions	15	432,933	487,682
Lease liabilities	17	240,915	—
Total current liabilities		1,397,572	1,492,990

Non-current liabilities
Provisions	15	1,927	809
Borrowing	16	52,252	—
Lease liabilities	17	188,621	—
Other financial liabilities	18	977,237	—
Total non-current liabilities		1,220,037	809
Total liabilities		2,617,609	1,493,799
Net assets		13,015,370	1,771,206

EQUITY
Contributed equity	19	140,111,073	125,498,824
Reserves	20	8,755,489	6,009,932
Accumulated losses	21	(135,851,192)	(129,737,550)
Total equity		13,015,370	1,771,206

The above consolidated balance sheets should be read in conjunction with the accompanying notes.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the year ended June 30, 2020

(in Australian dollars)

		Consolidated
	Notes	2020 $	2019 $	2018 $
Cash flows from/ (used in) operating activities
Receipts from customers		9,864	204,768	758,452
Payments to suppliers and employees		(6,758,484)	(6,575,163)	(6,757,243)
R&D tax incentive and other grants received		1,036,522	297,213	362,258
Net cash flows used in operating activities		(5,712,098)	(6,073,182)	(5,636,533)

Cash flows from/(used in) investing activities
Proceeds from the sale of plant and equipment		37,000	—	—
Proceeds from sale of financial assets at fair value through other comprehensive income		43,380	—	—
Purchases of plant and equipment		(38,100)	(50,309)	(2,385)
Interest received		22,507	25,849	15,218
Payments for investments in related parties		-	(500,000)	—
Net cash flows from/(used in) investing activities		64,787	(524,460)	12,833

Cash flows from/(used in) financing activities
Proceeds from the issue of shares		21,793,678	3,557,509	—
Equity transaction costs		(3,215,174)	(431,347)	(9,963)
Proceeds from borrowings		52,252	—	—
Principal elements of finance lease payments		(183,907)	—	—
Interest paid		(86,503)	—	—
Net cash flows from/(used in) financing activities		18,360,346	3,126,162	(9,963)

Net (decrease)/ increase in cash and cash equivalents		12,713,035	(3,471,480)	(5,633,663)
Cash and cash equivalents at beginning of year		2,131,741	5,487,035	10,988,255
Net foreign exchange difference		(630,616)	116,186	132,443
Cash and cash equivalents at end of year	10	14,214,160	2,131,741	5,487,035

The above consolidated statements of cash flows should be read in conjunction with the accompanying notes.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the year ended June 30, 2020

(in Australian dollars, except number of shares)

	Attributable to Members of Genetic Technologies Limited				Non-
	Contributed equity	Reserves	Accumulated losses	Parent interests	controlling interests	Total equity
Consolidated	$	$	$	$	$	$
Balance at July 1, 2017	122,382,625	6,044,493	(117,848,074)	10,579,044	—	10,579,044
Loss for the year	—	—	(5,463,872)	(5,463,872)	—	(5,463,872)
Other comprehensive loss	—	(522,966)	—	(522,966)	—	(522,966)

Total comprehensive loss	—	(522,966)	(5,463,872)	(5,986,838)	—	(5,986,838)
Transactions with owners in their capacity as owners
Contributions of equity (net of transaction costs)	(9,963)	—	—	(9,963)	—	(9,963)
Share-based payments	—	129,635	—	129,635	—	129,635
Share facility fee rebate	—	—	—	—	—	—
	(9,963)	129,635	—	119,672	—	119,672
Balance at June 30, 2018	122,372,662	5,651,162	(123,311,946)	4,711,878	—	4,711,878
Loss for the year	—	—	(6,425,604)	—	—	(6,425,604)
Other comprehensive income	—	23,668	—	—	—	23,668
Total comprehensive loss	—	23,668	(6,425,604)	—	—	(6,401,936)
Transactions with owners in their capacity as owners
Contributions of equity, net of transaction costs and tax	3,126,162	—	—	—	—	3,126,162
Share-based payments	—	341,201	—	—	—	341,201
Issue of options/warrants to underwriters	—	(6,099)	—	—	—	(6,099)
	3,126,162	335,102	—	—	—	3,461,264
Balance at June 30, 2019	125,498,824	6,009,932	(129,752,262)	—	—	1,771,206
Initial adoption of IFRS 16	—	—	(14,712)	—	—	(14,712)
Restated total equity at July 1, 2019	125,498,824	6,009,932	(129,752,262)	—	—	1,756,494
Loss for the year	—	—	(6,098,930)	—	—	(6,098,930)
Other comprehensive income	—	(33,175)	—	—	—	(33,175)
Total comprehensive loss	—	(33,175)	(6,098,930)	—	—	(6,132,105)
Transactions with owners in their capacity as owners
Contributions of equity, net of transaction costs and tax	14,612,249	—	—	—	—	14,612,249
Share-based payments	—	67,542	—	—	—	67,542
Reversal of forfeited Performance Rights	—	(81,894)	—	—	—	(81,894)
Issue of options/warrants to underwriters	—	2,793,174	—	—	—	2,793,174
	14,612,249	2,778,732	—	—	—	17,390,981
Balance at June 30, 2020	140,111,073	8,755,489	(135,851,192)	—	—	13,015,370

The above consolidated statements of changes in equity should be read in conjunction with the accompanying notes.

NOTES TO THE FINANCIAL STATEMENTS

For the year ended June 30, 2020

1. CORPORATE INFORMATION

The Financial Report of Genetic Technologies Limited (the “Company”) for the year ended June 30, 2020 was authorized for issue in accordance with a resolution of the Directors dated on October 22, 2020 Genetic Technologies Limited is incorporated in Australia and is a company limited by shares. The Directors have the power to amend and reissue the financial statements.

The Company’s Ordinary Shares are publicly traded on the Australian Securities Exchange under the symbol GTG and, via Level II American Depositary Receipts, on the Nasdaq Capital Market under the ticker GENE.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of preparation

(i) Compliance with International Financial Reporting Standards as issued by the International Accounting Standards Board

The Financial Report complies with the International Financial Reporting Standards as issued by the International Accounting Standards Board.

(ii) Historical cost convention

These financial statements have been prepared under the historical cost convention except for financial assets and liabilities (including derivative instruments) which are measured at fair value.

(iii) Critical accounting estimates

The preparation of financial statements requires the use of certain critical accounting estimates. It also requires Management to exercise its judgement in the process of applying the Company’s accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are critical to the financial statements, are disclosed in Note 3.

(iv) Going concern

For the year ended June 30, 2020, the Company incurred a total comprehensive loss of $6,132,105 (2019: $6,401,936) and net cash outflow from operations of $5,712,098 (2019: $6,073,182). As at June 30, 2020 the Company held total cash and cash equivalents of $14,214,160 and total net current assets of $13,795,177.

The Company expects to continue to incur losses and cash outflows for the foreseeable future as it continues to invest resources in expanding the research and development activities in support of the distribution of existing and new products. Following successful capital raises in the last three months of the financial year, the Company has $14.2 million cash and cash equivalents as at June 30, 2020. In the Director’s opinion this, together with further gross proceeds of US$5.1 million before transaction costs raised in July 2020, will underpin the Company’s funding requirements for approximately two years. As a result, the financial statements have been prepared on a going concern basis.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(a) Basis of preparation (cont.)

(v) New accounting standards and interpretations

The Company has applied the following standards and amendments for the first time for their annual reporting period commencing July 1, 2019:

● IFRS 16 Leases

The impact of the adoption of this standard and the new accounting policy is disclosed below.

IFRS 16 will result in almost all leases being recognized on the balance sheet, as the distinction between operating and finance leases is removed. Under the new standard, an asset (the right to use the leased item) and a financial liability to pay rentals are recognized. The only exceptions are short-term and low-value leases.

On adoption of IFRS 16, the Company recognized lease liabilities in relation to leases which had previously been classified as ‘operating leases’ under the principles of IAS 17 Leases. These liabilities were measured at the present value of the remaining lease payments, discounted using the lessee’s incremental borrowing rate as of July 1, 2019. The weighted average lessee’s incremental borrowing rate applied to the lease liabilities on July 1, 2019 was 5.37%.

The associated right-of use assets were measured at the amount equal to the lease liability, adjusted by the amount of any prepaid or accrued lease payments relating to that lease recognized in the balance sheet as at July 1, 2019. There were no onerous lease contracts that would have required an adjustment to the right-of-use assets at the date of initial application.

In applying IFRS 16 for the first time, the Company has used the following practical expedients permitted by the standard:

●	the use of a single discount rate to a portfolio of leases with reasonably similar characteristics.
●	the accounting for operating leases with a lease term of less than 12 months as short-term leases.

The Company has also elected not to reassess whether a contract is or contains a lease at the date of initial application. Instead, for contracts entered into before the transition date the Company relied on its assessment made applying IAS 17 and interpretation 4 determining whether an arrangement contains a Lease.

Amount
Operating lease commitments disclosed as at June 30, 2019	$487,837
Discounted using the lessee’s incremental borrowing rate of at the date of initial application	$461,358

Lease liability recognized as at July 1, 2019	$461,358

Of which are:
Current lease liabilities	$209,887
Non-current lease liabilities	$251,471

Right of use of assets increased by	$446,645
Lease liabilities increased by	$461,358
The net impact on retained earnings on July 1, 2019 was a decrease of	$14,712

(vi) New standards and interpretations not yet adopted

There are no other standards that are not yet effective and that would be expected to have a material impact on the entity in the current or future reporting years and on foreseeable future transactions.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(b) Principles of consolidation

(i) Subsidiaries

Subsidiaries are all entities (including structured entities) over which the Company has control. The Company controls an entity when the Company is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Company. They are deconsolidated from the date that control ceases.

The acquisition method of accounting is used to account for business combinations by the Company.

Intercompany transactions, balances and unrealized gains on transactions between Company companies are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Company.

Non-controlling interests in the results and equity of subsidiaries are shown separately in the consolidated statement of comprehensive income, consolidated balance sheet and consolidated statements of changes in equity, respectively.

(c) Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(d) Foreign currency translation

(i) Functional and presentation currency

Items included in the financial statements of each of the Company’s entities are measured using the currency of the primary economic environment in which the entity operates (‘the functional currency’). The consolidated financial statements are presented in Australian dollar ($), which is Genetic Technologies Limited’s functional and presentation currency.

(ii) Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies at year end exchange rates are generally recognized in profit or loss.

Foreign exchange gains and losses that relate to borrowings are presented in the consolidated statement of profit or loss, within finance costs. All other foreign exchange gains and losses are presented in the consolidated statement of profit or loss on a net basis within other gains/(losses).

Non-monetary items that are measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined. Translation differences on assets and liabilities carried at fair value are reported as part of the fair value gain or loss. For example, translation differences on non-monetary assets and liabilities such as equities held at fair value through profit or loss are recognized in profit or loss as part of the fair value gain or loss and translation differences on non-monetary assets such as equities classified as at fair value through other comprehensive income are recognized in other comprehensive income.

(iii) Group companies

The results and financial position of foreign operations (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

●	assets and liabilities for each consolidated balance sheet presented are translated at the closing rate at the date of that consolidated balance sheet

●	income and expenses for each consolidated statement of profit or loss and consolidated statement of profit or loss and other comprehensive income are translated at average exchange rates (unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions), and

●	all resulting exchange differences are recognized in other comprehensive income.

On consolidation, exchange differences arising from the translation of any net investment in foreign entities, and of borrowings and other financial instruments designated as hedges of such investments, are recognized in other comprehensive income. When a foreign operation is sold or any borrowings forming part of the net investment are repaid, the associated exchange differences are reclassified to profit or loss, as part of the gain or loss on sale.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(e) Revenue recognition

Under IFRS 15, revenue is recognized based on contract with customers when performance obligations were satisfied. The following recognition criteria must also be met before revenue is recognized:

(i) Genetic testing revenues

The Company operates facilities which provide genetic testing services. Revenue from the provision molecular risk testing for cancer (BREVAGenplus) is recognized at a point time when the Company has provided the customer with their test results, the single performance obligation.

(ii) Interest income

Revenue is recognized as the interest accrues using the effective interest method.

(iii) Government Grants

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

(f) Government Grants

Revenue from government grants is recognized in the consolidated income statement on a systematic basis over the periods in which the Company recognizes as expense the related costs for which the grants are intended to compensate in accordance with IAS 20 Accounting for Government Grants and Disclosure of Government Assistance.

The receivable for reimbursable amounts that have not been collected is reflected in trade and other receivables on our consolidated balance sheets.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(g) Income tax

The income tax expense or credit for the period is the tax payable on the current period’s taxable income based on the applicable income tax rate for each jurisdiction adjusted by changes in deferred tax assets and liabilities attributable to temporary differences and to unused tax losses.

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the end of the reporting period in the countries where the company and its subsidiaries and associates operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, deferred tax liabilities are not recognized if they arise from the initial recognition of goodwill. Deferred income tax is also not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss.

Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the end of the reporting period and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

Deferred tax assets are recognized only if it is probable that future taxable amounts will be available to utilize those temporary differences and losses.

(h) Leases

Please refer to Note 17 for further information.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(i) Impairment of assets

The Company assesses at each reporting date whether there is an indication that an asset may be impaired. If any such indication exists, the Company makes an estimate of the asset’s recoverable amount. An asset’s recoverable amount is the higher of its fair value less costs of disposal or its value in use and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or group of assets and the asset’s value-in-use cannot be estimated to be close to its fair value. In such cases, the asset is tested for impairment as part of the cash-generating unit to which it belongs. When the carrying amount of an asset or cash-generating unit exceeds its recoverable amount, the asset or cash-generating unit is considered impaired and is written down to its recoverable amount.

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

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(j) Cash and cash equivalents

For the purpose of presentation in the consolidated statement of cash flows, cash and cash equivalents includes cash on hand, deposits held at call with financial institutions, other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value, and bank overdrafts. Bank overdrafts are shown within borrowings in current liabilities in the consolidated balance sheet.

(k) Trade and other receivables

Trade receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less loss allowance.

(l) Inventories

(i) Raw materials and stores, work in progress and finished goods

Raw materials and stores, work in progress and finished goods are stated at the lower of cost and net realizable value. Cost comprises direct materials, direct labor and an appropriate proportion of variable and fixed overhead expenditure, the latter being allocated on the basis of normal operating capacity. Costs are assigned to individual items of inventory on the basis of weighted average costs. Costs of purchased inventory are determined after deducting rebates and discounts. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(m) Property, plant and equipment

Property, plant and equipment is stated at historical cost less depreciation. Historical cost includes expenditure that is directly attributable to the acquisition of the items.ss

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. The carrying amount of any component accounted for as a separate asset is derecognized when replaced. All other repairs and maintenance are charged to profit or loss during the reporting period in which they are incurred.

Depreciation is calculated using the straight-line method to allocate their cost or revalued amounts, net of their residual values, over their estimated useful lives or, in the case of leasehold improvements and certain leased plant and equipment, the shorter lease term as follows:

Plant and equipment	3 - 5 years
Furniture, fittings and equipment	3 - 5 years
Leasehold improvements	1 - 3 years (lease term)
Leased plant and equipment	3 years (lease term)

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at the end of each reporting period.

An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount (note 2(i)).

Gains and losses on disposals are determined by comparing proceeds with carrying amount. These are included in profit or loss. When revalued assets are sold, it is Company policy to transfer any amounts included in other reserves in respect of those assets to retained earnings.

(n) Trade and other payables

Trade payables and other payables are carried at amortized cost and represent liabilities for goods and services provided to the Company prior to the end of the financial year that are unpaid and arise when the Company becomes obliged to make future payments in respect of the purchase of these goods and services. Trade payables and other payables generally have terms of between 30 and 60 days.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(o) Provisions

Provisions for legal claims, service warranties and make good obligations are recognized when the Company has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation and the amount can be reliably estimated. Provisions are not recognized for future operating losses.

Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognized even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.

Provisions are measured at the present value of management’s best estimate of the expenditure required to settle the present obligation at the end of the reporting period. The discount rate used to determine the present value is a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The increase in the provision due to the passage of time is recognized as interest expense.

(p) Employee benefits

(i) Short-term obligations

Liabilities for wages and salaries, including non-monetary benefits, annual leave and accumulating sick leave that are expected to be settled wholly within 12 months after the end of the period in which the employees render the related service are recognized in respect of employees’ services up to the end of the reporting period and are measured at the amounts expected to be paid when the liabilities are settled. The liabilities are presented as current employee benefit obligations in the balance sheet.

(ii) Other long-term employee benefit obligations

In some countries, the Company also has liabilities for long service leave and annual leave that are not expected to be settled wholly within 12 months after the end of the period in which the employees render the related service. These obligations are therefore measured as the present value of expected future payments to be made in respect of services provided by employees up to the end of the reporting period using the projected unit credit method. Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service. Expected future payments are discounted using market yields at the end of the reporting period of high-quality corporate bonds with terms and currencies that match, as closely as possible, the estimated future cash outflows. Remeasurements as a result of experience adjustments and changes in actuarial assumptions are recognized in profit or loss.

The obligations are presented as current liabilities in the balance sheet if the entity does not have an unconditional right to defer settlement for at least twelve months after the reporting period, regardless of when the actual settlement is expected to occur.

(q) Contributed equity

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

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(r)	Loss per share

(i)	Basic loss per share

Basic loss per share is calculated by dividing:

●	the loss attributable to owners of the company, excluding any costs of servicing equity other than ordinary shares,

●	by the weighted average number of ordinary shares outstanding during the financial year, adjusted for bonus elements in ordinary shares issued during the year and excluding treasury shares

(ii)	Diluted loss per share

Diluted loss per share adjusts the figures used in the determination of basic loss per share to take into account:

●	after income tax effect of interest and other financing costs associated with dilutive potential ordinary shares, and

●	the weighted average number of additional ordinary shares that would have been outstanding assuming the conversion of all dilutive potential ordinary shares.

On the basis of the Company’s losses, the outstanding options as at June 30, 2020 are considered to be anti-dilutive and therefore were excluded from the diluted weighted average number of ordinary shares calculation.

(s)	Goods and services tax (GST)

Revenues are recognized to the extent that it is probable that the economic benefits will flow to the entity and the revenues can be reliably measured. Revenues are recognized at the fair value of the consideration received or receivable net of the amounts of Goods and Services Tax. The following recognition criteria must also be met before revenue is recognized:

Receivables and payables are stated inclusive of the amount of GST receivable or payable. The net amount of GST recoverable from, or payable to, the taxation authority is included with other receivables or payables in the consolidated balance sheet.

Cash flows are presented on a gross basis. The GST components of cash flows arising from investing or financing activities which are recoverable from, or payable to the taxation authority, are presented as operating cash flows.

(t)	Parent entity financial information

The financial information for the parent entity, Genetic Technologies Limited, disclosed in note 32 has been prepared on the same basis as the consolidated financial statements, except that accounted for at cost in the financial statements of Genetic Technologies Limited. Loans to subsidiaries are written down to their recoverable value as at balance date.

3.	CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

Estimates and judgements are evaluated and based on historical experience and other factors, including expectations of future events that may have a financial impact on the Company and that are believed to be reasonable under the circumstances.

Share-based payments transactions

The Company measures the cost of equity-settled transactions with employees and service providers by reference to the value of the equity instruments at the date on which they are granted. Management has determined the fair value by engaging an independent valuer for more complex equity instruments, such as warrants and performance rights, by using Black-Scholes, Monte-Carlo Simulation and Binomial model, and utilized internal resources to perform fair value by straight forward equity instruments by using Black-Scholes model.

4.	COST OF SALES

	Consolidated
	2020 $	2019 $	2018 $
Inventories used	82,516	55,995	93,869
Direct labor costs	107,590	103,601	88,690
Depreciation expense	42,488	55,480	65,853
Inventories written-off (1)	18,917	61,191	51,676
Total cost of sales	251,511	276,267	300,088

●	Inventories written off include $Nil (2019: $Nil and 2018: $24,506) of items that expired during the year.

5.	NON-OPERATING INCOME

	Consolidated
	2020 $	2019 $	2018 $
Net profit on disposal of plant and equipment	37,000	—	—
Research and development tax incentive income (i)	750,000	856,707	299,351
Export Marketing & Development Grant	—	—	126,907
Interest income	22,507	25,794	15,218
Rental income	—	—	—
Other income	78,001	137,268	—
Government grant income – COVID-19 relief (ii)	253,139	—	—
Total non-operating income	1,140,647	1,019,769	441,476

(i)	R&D tax incentive

The Company’s research and development activities are eligible under an Australian government tax incentive for eligible expenditure. Management has assessed these activities and expenditure to determine which are likely to be eligible under the incentive scheme. Amounts are recognized when it has been established that the conditions of the tax incentive have been met and that the expected amount can be reliably measured. For the year ended June 30, 2020, the group has included an item in other income of A$750,000 (2019: A$856,707, 2018: A$299,351) to recognize income over the period necessary to match the grant on a systematic basis with the costs that they are intended to compensate.

On December 5, 2019, the Treasury Laws Amendment (R&D Tax Incentive Bill 2019) was introduced into Parliament. The draft bill contains proposed amendments to the R&D tax incentive regulations. Under the proposed amendments, the refundable tax offset rate for companies with an aggregated turnover of less than $20 million would become 41%. As at June 30, 2020, the bill remains under review by the Senate Committee.

In accordance with IAS 20, government grants, including non-monetary grants at fair value, should not be recognized until there is reasonable assurance that the Company will comply with the conditions attaching to them and the grants will be received.

Management does not consider the rate reduction to be substantially enacted as at June 30, 2020 due to the continued legislative debate in Parliament. The Company has therefore calculated the R&D tax incentive by applying the currently legislated R&D rate to eligible expenditure.

(ii)	Government Grant income – COVID-19 Relief

The COVID-19 relief relate to government assistance received during the year, from the Australian Government (at both federal and state level), in response to the economic and financial challenges in the current economy.

6.	FOREIGN EXCHANGE GAIN RECLASSIFIED ON LIQUIDATION OF SUBSIDIARY

	Consolidated
	2020 $	2019 $	2018 $
Reclassification of net foreign exchange gains previously recognized in other comprehensive income, reclassified to profit or loss	—	—	527,049

Total gain is attributable to the liquidation of GeneType AG, a dormant subsidiary, that was completed on 13 December 2017

7.	OTHER GAINS / (LOSSES)

	Consolidated
	2020 $	2019 $	2018 $
Net foreign exchange gains/(losses)	(5,522)	92,518	—
Fair value gains on financial liabilities through profit or loss	195,845	—	—
Net impairment losses (1)	-	(500,000)	—
Total other gains / (losses)	(190,323)	(407,482)	—

(1) In August 2018, the Company invested A$250,000 into Swisstec towards the proposed joint venture to enable the Company and Swisstec to collaborate to develop a medical and health service platform using blockchain technology. The Company has recorded an impairment against the investment during the financial year ended June 30, 2019, due to cessation of activities in relation to the joint venture.

In December 2018, Genetic Technologies Limited entered and invested A$250,000 into a Joint Venture agreement with Blockshine Health Pty Ltd. with an ownership of 49%. The Company has recorded an impairment against the investment during the financial year ended June 30, 2019, due to the cancellation of the project.

8.	INCOME TAX

	Consolidated
	2020 $	2019 $	2018 $
Reconciliation of income tax expense to prima facie tax payable
Loss before income tax expense	(6,098,930)	(6,425,604)	(5,463,872)
Tax at the Australian tax rate of 27.50% (2019: 27.50% and 2018: 27.5%)	(1,677,206)	(1,767,040)	(1,502,565)
Tax effect amounts which are not deductible/(taxable) in calculating taxable income
Share-based payments expense	(3,971)	92,153	35,650
Research and development tax incentive	446,717	541,596	148,346
Other non-deductible items	888	590	1,509
Other assessable items	(26,764)	—	—
	(1,260,336)	(1,132,701)	(1,317,060)

Difference in overseas tax rates	26,526	41,009	67,557
Under /(over) provision	553,190	1,126,722	(268,092)
Temporary differences not recognized	(353,628)	(121,965)	—
Research and development tax credit	(206,250)	(238,084)	(82,322)
Tax losses not recognized	1,240,498	325,020	1,599,917
Income tax expense	—	—	—

Net deferred tax assets

Deferred tax assets not recognized
Property, plant and equipment	—	863	1,381
Capital raising costs	877,584	232,328	347,370
Intangible assets	1,832,075	1,893,220	1,949,601
Provisions	306,044	187,958	201,492
Total deferred tax assets	3,015,703	2,314,369	2,499,844
Deferred tax liabilities not recognized
Right-of-use assets	(119,384)	—	—
Total deferred tax liabilities		—	—
Net deferred tax assets on temporary differences not brought to account	(2,896,320)	(2,314,369)	(2,499,844)
Total net deferred tax assets	—	—	—

8.	INCOME TAX (cont.)

	Consolidated
	2020 $	2019 $	2018 $
Tax losses
Unused tax losses for which no deferred tax asset has been recognized	97,259,045	90,254,547	87,970,140
Potential tax benefit @ 27.5% (Australia)	18,727,578	17,563,730	17,441,144
Potential tax benefit @ 21% (USA)	6,123,340	5,541,152	5,155,038

Subject to the Company continuing to meet the relevant statutory tests, the tax losses are available for offset against future taxable income.

At June 30, 2020, the Company had a potential tax benefit related to tax losses carried forward of A$24,850,918 (2019: A$23,104,882, 2018: A$22,596,185). Such amount includes net losses of A$6,123,340 (2019: A$5,541,152, 2018: A$5,155,038) related to subsidiaries in the United States (U.S.). The Tax Cuts and Jobs Act (TCJA) enacted by Congress in the U.S. on December 22, 2017 cut the top corporate income tax rate from 35% to 21%. For tax years beginning after December 31, 2017, the graduated corporate tax rate structure is eliminated and corporate taxable income will be taxed at 21-percent flat rate. Additionally, the previous 20-year limitation on carry forward net operating losses (NOL’s) has been removed, allowing the NOL’s to be carried forward indefinitely. The remaining tax losses carried forward of A$18,727,578 (2019: A$17,563,730, 2018: A$17,441,144) are indefinite and are attributable to the Company’s operations in Australia. As such the total unused tax losses available to the Company, equal A$24,850,918 (2019: A$23,104,882, 2018: A$22,596,182).

As at balance date, there are unrecognized tax losses with a benefit of approximately A$24,850,918 (2019: A$23,104,882 and 2018:

A$22,596,182) that have not been recognized as a deferred tax asset to the Company. These unrecognized deferred tax assets will only be obtained if:

(a)	The Company companies derive future assessable income of a nature and amount sufficient to enable the benefits to be realized;

(b)	The Company companies continue to comply with the conditions for deductibility imposed by the law; and

(c)	No changes in tax legislation adversely affect the Company companies from realizing the benefit.

Tax consolidation legislation

Genetic Technologies Limited and its wholly owned Australian subsidiaries implemented the tax consolidation legislation as from July 1, 2003. The accounting policy in relation to this legislation is set out in Note 2(g).

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

As at June 30, 2020, there are no unrecognized temporary differences associated with the Company’s investments in subsidiaries, as the Company has no liability for additional taxation should unremitted earnings be remitted (2019: $Nil, 2018:$Nil).

9.	LOSS PER SHARE

The following reflects the income and share data used in the calculations of basic and diluted loss per share:

	2020 $	2019 $	2017 $
Loss for the year attributable to the owners of Genetic Technologies Limited	(6,098,930)	(6,425,604)	(5,463,872)
Weighted average number of Ordinary Shares used in calculating loss per share (number of shares)	4,155,017,525	2,635,454,870	2,435,282,724

Note:	None of the 553,000,000 (2019:114,250,000: and 2018: 55,102,778 ) options/performance rights over the Company’s Ordinary Shares that were outstanding as at the reporting date are considered to be dilutive for the purposes of calculating diluted earnings per share.

10. CASH AND CASH EQUIVALENTS

	Consolidated
	2020 $	2019 $	2018 $
Reconciliation of cash and cash equivalents

Cash at bank and on hand	14,214,160	2,131,741	5,487,035
Total cash and cash equivalents	14,214,160	2,131,741	5,487,035

Reconciliation of loss for the year
Reconciliation of loss for the year after income tax to net cash flows used in operating activities is as follows:
Loss for the year after income tax	6,098,930	(6,425,604)	(5,463,872)

Adjust for non-cash items
Amortization and depreciation expenses	65,148	156,260	303,749
Other expenses	2,885	—	—
Impairment of investments	-	500,000	—
Share-based payments expense	(14,442)	335,102	129,635
Interest classified as investing cash flows	-	(25,850)	15,219
Net (profit) / loss on disposal of plant and equipment	(37,000)	—	—
Net (gains) / losses on liquidation of subsidiary	-	—	(527,049)
Depreciation of right-of-use of assets	200,785	-	-
Inventory written-off	18,917	-	-
Gain on investment previously written off	(43,380)	-	-
Finance costs	86,503	-	-
Interest received	(22,507)	-	-

Net foreign exchange (gains) / losses	(597,441)	(92,518)	(128,360)

Adjust for changes in assets and liabilities
Decrease / (increase) in trade and other receivables	29,412	(517,383)	124,889
(Increase) / decrease in other operating assets	115,455	(70,027)	17,815
(Increase) / decrease in inventories	(59,525)	27,142	(2,972)
Increase / (decrease) in trade and other payables	695,653	60,178	47,027
Increase / (Decrease) in provisions	(53,631)		-
Increase / (decrease) in operating liabilities	—	(20,482)	(122,176)
Net cash flows from / (used in) operating activities	(5,712,098)	(6,073,182)	(5,636,533)
Financing facilities available
As at June 30, 2020, the following financing facilities had been negotiated and were available:
Total facilities
Credit cards	193,605	95,714	183,770
Facilities used as at reporting date
Credit cards	(5,332)	(6,516)	(12,031)
Facilities unused as at reporting date
Credit cards	188,272	89,198	171,739

11.	TRADE AND OTHER RECEIVABLES (CURRENT)

	Consolidated
	2020 A$	2019 A$
Trade receivables	38,871	16,529
Less: loss allowance	—	—
Net trade receivables	38,871	16,529
Other receivables*	750,483	802,237
Total net current trade and other receivables	789,354	818,766

●	Other receivables majorly consists of R&D income grant receivable.

Note: Trade and other receivables for the Company include amounts due in US dollars of USD Nil (2019: USD Nil).

Refer Note 29 for details of aging, interest rate and credit risks applicable to trade and other receivables for which, due to their short-term nature, their carrying value approximates their fair value.

12.	OTHER CURRENT ASSETS

	2020 A$	2019 A$
Prepayments	95,820	159,844
Performance bond and deposits	2,025	53,456
Total current prepayments and other assets	97,845	213,300

13.	PROPERTY, PLANT AND EQUIPMENT

	Consolidated
	2020 $	2019 $
Laboratory equipment, at cost	1,451,389	1,451,389
Less: cost written-off during the year	(1,047,515)	—
Add: additions during the year	22,827	—
Less: accumulated depreciation	(1,453,365)	(1,410,877)
Add: accumulated depreciation written-off during the year	1,047,515	—
Net laboratory equipment	20,851	40,512
Computer equipment, at cost	657,265	609,551
Add: additions during the year	15,273	47,714
Less: accumulated depreciation	(651,104)	(628,868)
Net computer equipment	21,434	28,397
Office equipment, at cost	167,564	167,564
Less: cost written-off during the year	(167,564)	—
Less: accumulated depreciation	(167,564)	(167,564)
Add: accumulated depreciation written-off during the year	167,564	—
Net office equipment	—	—
Equipment under hire purchase, at cost	594,626	594,626
Less: accumulated depreciation	(594,626)	(594,626)
Net equipment under hire purchase	—	—
Leasehold improvements, at cost	465,380	462,797
Less: cost written-off during the year	(465,380)	—
Add: additions during the year	—	2,583
Less: accumulated depreciation	(465,380)	(464,956)
Add: accumulated depreciation written-off during the year	465,380	—
Net leasehold improvements	—	424
Total net property, plant and equipment	42,285	69,333
Reconciliation of property, plant and equipment
Opening gross carrying amount	3,336,224	3,285,927
Add: additions purchased during the year	38,100	50,297
Less: cost written-off during the year	(2,277,835)	—
Closing gross carrying amount	1,096,489	3,336,224
Opening accumulated depreciation and impairment losses	(3,266,891)	(3,110,643)
Add: accumulated depreciation written-off during the year	2,277,835	—
Less: depreciation expense charged	(65,148)	(156,248)
Closing accumulated depreciation and impairment losses	(1,054,204)	(3,266,891)
Total net property, plant and equipment	42,285	69,333

Reconciliation of movements in property, plant and equipment by asset category

	Opening net carrying	Additions	Disposals	Depreciation	Closing net carrying
Asset category	amount $	during year $	during year $	expense $	amount $
Laboratory equipment	40,512	22,827	—	(42,488)	20,851
Computer equipment	28,397	15,273	—	(22,236)	21,434
Leasehold improvements	424	-	—	(424)	-
Totals	69,333	38,100	—	(65,148)	42,285

14.	TRADE AND OTHER PAYABLES (CURRENT)

	Consolidated
	2020 $	2019 $
Trade payables	350,151	590,231
Other payables	42,728	68,423
Accrued expenses	330,845	346,654
Total current trade and other payables	723,724	1,005,308

Note: Trade payables for the Company include amounts due in US dollars of USD 685 (2019: USD 126,829).

Refer Note 29 for details of management of interest rate, foreign exchange and liquidity risks applicable to trade and other payables for which, due to their short-term nature, their carrying value approximates their fair value.

15.	PROVISIONS (CURRENT AND NON-CURRENT)

	Consolidated
	2020 $	2019 $
Current provisions
Annual leave	152,239	152,352
Long service leave	189,104	243,740
Make good *	91,590	91,590
Total current provisions	432,933	487,682
Non-current provisions
Long service leave	1,927	809
Make good *	—	—
Total non-current provisions	1,927	809
Total provisions	434,860	488,491

* Make good provision

Genetic Technologies Limited is required to restore the leased premises situated in Fitzroy, Melbourne to their original condition at the end of the lease terms. A provision has been recognized for the present value of the estimated expenditure required to remove any leasehold improvements. These costs have been capitalized as part of the cost of leasehold improvements and are amortized over the shorter of the term of the lease or the useful life of the assets. See Note 2(o) for the Company’s other accounting policies relevant to provisions.

15.	PROVISIONS (CURRENT AND NON-CURRENT) (cont.)

	Consolidated
	2020 $	2019 $
Reconciliation of annual leave provision
Balance at the beginning of the financial year	152,352	145,499
Add: obligation accrued during the year	38,270	91,106
Less: utilized during the year	(38,383)	(84,253)
Balance at the end of the financial year	152,239	152,352
Reconciliation of long service leave provision
Balance at the beginning of the financial year	244,549	271,933
Add: obligation accrued during the year	3,454	10,226
Less: utilized during the year	(56,972)	(37,610)
Balance at the end of the financial year	191,031	244,549

Note: The current portion of this liability includes all of the accrued annual leave, the unconditional entitlements to long service leave where employees have completed the required period of service and also for those employees that are entitled to pro-rata payments in certain circumstances. The entire amount of the provision of A$432,933 (2019: A$487,682) is presented as current, since the group does not have an unconditional right to defer settlement for any of these obligations. However, based on past experience, the group does not expect all employees to take the full amount of accrued leave or require payment within the next 12 months.

16.	Borrowing

	2020			2019
	Current	Non-Current	Total	Current	Non-Current	Total
	$	$	$	$	$	$
Unsecured
Other loan	-	52,252	52,252	-	-	-
Total unsecured borrowing	-	52,252	52,252	-	-	-

As of June 30, 2020, borrowing relates to loan received on May 4, 2020, from the U.S. Small Business Administration as a part of the Paycheck Protection Program (PPP) which ensures the Company can continue to pay its employees and cover certain costs for up to 8 weeks after the loan is made available to the Company.

The following are the terms of the loan availed:

●	PPP loan has fixed interest rate of 1%.

●	Loans issued prior to June 5 have a maturity of 2 years. Loans issued after June 5 have a maturity of 5 years.

●	Loan payments can be deferred for another six months.

●	No collateral or personal guarantees are required.

●	Neither the government nor lenders will charge small businesses any fees.

The loan availed has the following conditions for the Company to seek its forgiveness:

●	Forgiveness is based on the Company maintaining or quickly rehiring employees and maintaining salary levels.

●	Forgiveness will be reduced if full-time headcount declines, or if salaries and wages decrease.

17.	LEASE LIABILITIES

(a)	Amounts recognized in the statement of financial position

The statement of financial position shows the following amounts relating to leases:

	2020	2019
	$	$
Right-of-use assets
Right of use-of-assets	397,945	-

Lease Liabilities
Lease liabilities - Current	240,915	-
Lease liabilities – Non-Current	188,621	-
Total	429,536	-

17.	LEASE LIABILITIES (Cont.)

(b)	Amounts recognized in the statement of profit or loss

The statement of profit or loss under general and administrative expenses includes the following amounts relating to leases:

	2020	2019
	$	$
Depreciation charge of right-of-use assets
Depreciation Expense (for Leased Assets)	200,785	-

Interest expense (included in general and administrative expenses)	37,375	-

During the financial year ended June 30, 2020, the total cash outflow was $221,282.

(c)	The group’s leasing activities and how these leases are accounted for

The Company has adopted IFRS 16 Leases during the year ended June 30, 2020 using the modified retrospective approach. The modified approach does not require restatement of comparative periods. Instead the cumulative impact of applying IFRS 16 is accounted for as an adjustment to equity at the start of the current accounting period in which it is first applied, known as the ‘date of initial application’. Refer to Note 2(a)(v) for the impact on adoption.

For any new contracts entered into on or after July 1, 2019, the Company considers whether a contract is, or contains a lease. A lease is defined as ‘a contract, or part of a contract, that conveys the right to use an asset (the underlying asset) for a period of time in exchange for consideration’. To apply this definition the Company assesses whether the contract meets three key evaluations which are whether:

●	the contract contains an identified asset, which is either explicitly identified in the contract or implicitly specified by being identified at the time the asset is made available to the Company,

●	the Company has the right to obtain substantially all of the economic benefits from use of the identified asset throughout the period of use, considering its rights within the defined scope of the contract,

●	the Company has the right to direct the use of the identified asset throughout the period of use. The Company assess whether it has the right to direct ‘how and for what purpose’ the asset is used throughout the period of use.

Leases are recognized as a right-of-use asset and a corresponding liability at the date at which the leased asset is available for use by the Company. Each lease payment is allocated between the liability and finance cost. The finance cost is charged to profit or loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The right-of-use asset is depreciated over the shorter of the asset’s useful life and the lease term on a straight-line basis.

Assets and liabilities arising from a lease are initially measured on a present value basis. Lease liabilities include the net present value of the following lease payments:

●	fixed payments (including in-substance fixed payments), less any lease incentives receivable,

●	amounts expected to be payable by the lessee under residual value guarantees,

●	the exercise price of a purchase option if the lessee is reasonably certain to exercise that option, and

●	payments of penalties for terminating the lease, if the lease term reflects the lessee exercising that option.

The lease payments are discounted using the interest rate implicit in the lease, if that rate can be determined, or the Company’s incremental borrowing rate.

Right-of-use assets are measured at cost comprising the following:

●	the amount of the initial measurement of lease liability,

●	any lease payments made at or before the commencement date, less any lease incentives received,

●	any initial direct costs, and

●	restoration costs.

Payments associated with short-term leases and leases of low-value assets are recognized on a straight-line basis as an expense in profit or loss. Short-term leases are leases with a lease term of 12 months or less.

17.	LEASE LIABILITIES (Cont.)

(d) COVID-19 Impact on Leases

On June 25, 2020, the Company obtained a rent concession for its leased premises. The terms of the concession are as follows:

●	15% waiver for the period April 1 through to September 30, 2020.

●	15% deferral for the period April 1 through to September 30, 2020.

●	70% due and payable on the first of each month in line with the lease.

●	No interest on deferred payment.

●	No increase of rent during the period April 1 through to September 30, 2020.

●	The lease has been extended by 6 months from September 1, 2021 to February 28, 2022.

The above were treated as lease modification and adjustments were made to the right-of-use assets and corresponding current and non-current liabilities for the year ended June 30, 2020 have been according to the amendments issued by the IASB towards IFRS 16. The net impact of the variation resulted in an increase on the right -of-use assets balance amounted to A$88,103 and non-current liabilities increased by A$94,626.

18.	OTHER FINANCIAL LIABILITIES

	2020			2019
	Current	Non-current	Total	Current	Non-current	Total
	$	$	$	$	$	$
Other financial liabilities	-	977,237	977,237	-	-	-
Total	-	977,237	977,237	-	-	-

Other financial liabilities relates to warrants issued and to be issued to H.C. Wainwright & Co during capital raises in April and May 2020. The US warrants represent a written option to exchange a fixed number of the Company’s own equity instruments for a fixed amount of cash that is denominated in a foreign currency (US dollars) and is classified as a derivative financial liability in accordance with IFRS 9.The initial recognition of the warrants amounted to A$1,173,082. As of June 30, 2020, the warrants have been revalued to A$977,237, and resulted in A$195,845 recognized in profit or loss. Since the Company is expected to be in a loss making position, the expectation of the Company is that the warrants are unlikely to be exercised in the next 12 months and hence have been classified under non-current liabilities.

All US warrants represent a written option to exchange a fixed number of the Company’s own equity instruments for a fixed amount of cash that is denominated in a foreign currency (US dollars) and is classified as a derivative financial liability in accordance with IFRS 9. The US warrants liability is initially recorded at fair value at issue date and subsequently measured at fair value through profit and loss at each reporting date. The warrants granted are not traded in an active market and fall under the level 2 hierarchy of the requirements for disclosure of the fair value measurements. The fair value has thus been estimated by using the Binomial pricing model based on the following assumptions based on observable market conditions that existed at the issue date and at June 30, 2020.

	2020	2020
Valuation date	June 30, 2020	April 3, 2020
Grant Date	April 3, 2020	April 3, 2020
Warrants issued	40,114,200	40,114,200
Underlying asset price	A$0.0050	A$0.0050
Risk free rate	0.398%	0.411%
Volatility	134%	140.54%
Exercise price presented in United States Dollar	US$0.00365	US$0.00365
Exchange rate at valuation date	A$1 to US$0.689	A$1 to US$0.712
Exercise price presented in Australian Dollar	A$0.0053	A$0.0061
Time to maturity of underlying warrants (years)	5	5
Value per warrant in Australian Dollar	A$0.0043	A$0.0044
Model used	Binomial	Binomial
Valuation amount	A$172,491	A$175,137

18.	OTHER FINANCIAL LIABILITIES (Cont.)

	2020	2020
Valuation date	June 30, 2020	April 23, 2020
Grant Date	April 23, 2020	April 23, 2020
Warrants issued	28,177,578	28,177,578
Underlying asset price	A$0.0050	A$0.0060
Risk free rate	0.398%	0.444%
Volatility	134%	142.70%
Exercise price presented in United States Dollar	US$0.00417	US$0.00417
Exchange rate at valuation date	A$1 to US$0.689	A$1 to US$0.712
Exercise price presented in Australian Dollar	A$0.0060	A$0.0065
Time to maturity of underlying warrants (years)	5	5
Value per warrant in Australian Dollar	A$0.0042	A$0.0053
Model used	Binomial	Binomial
Valuation amount	A$118,346	A$149,693

	2020	2020
Valuation date	June 30, 2020	June 1, 2020
Grant Date	June 1, 2020	June 1, 2020
Warrants issued	156,000,000	156,000,000
Underlying asset price	A$0.0050	A$0.0060
Risk free rate	0.398%	0.397%
Volatility	134.00%	142.94%
Exercise price presented in United States Dollar	US$0.00417	US$0.00417
Exchange rate at valuation date	A$1 to US$0.689	A$1 to US$0.712
Exercise price presented in Australian Dollar	A$0.0060	A$0.0061
Time to maturity of underlying warrants (years)	5	5
Value per warrant in Australian Dollar	A$0.0044	A$0.0054
Model used	Binomial	Binomial
Valuation amount	A$686,400	A$848,252

18.	OTHER FINANCIAL LIABILITIES (cont.)

(a)	Recognized fair value measurements

(i) Fair value hierarchy

Level 1: The fair value of financial instruments traded in active markets (such as publicly traded derivatives and equity securities) is based on quoted market prices at the end of the reporting period. The quoted market price used for financial assets held by the Company is the current bid price. These instruments are included in level 1.

Level 2: The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives) is determined using valuation techniques which maximize the use of observable market data and rely as little as possible on entity-specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2.

Level 3: If one or more of the significant inputs is not based on observable market data, the instrument is included in level 3. This is the case for unlisted equity securities.

19.	CONTRIBUTED EQUITY

	Consolidated
	2020 $	2019 $
Issued and paid-up capital
Fully paid Ordinary Shares	140,111,073	125,498,824
Total contributed equity	140,111,073	125,498,824

Movements in shares on issue Year ended June 30, 2019	Number of Shares	$
Balance at the beginning of the financial year	2,435,282,724	122,372,662
Shares issued during the year	502,851,419	3,557,509
Less: transaction costs arising on share issue	-	(431,347)
Balance at the end of the financial year	2,938,134,143	125,498,824

Year ended June 30, 2020	Number of Shares	$
Balance at the beginning of the financial year	2,938,134,143	125,498,824
Shares issued during the year	4,575,645,600	21,793,678
Less: transaction costs arising on share issue (i)	-	(7,181,429)
Balance at the end of the financial year	7,513,779,743	140,111,073

(i)	The transaction costs arising on shares issued for the year ended June 30, 2020 are as below:-

●	250,000,000 unlisted options issued on October 30, 2019, exercisable at $0.008 each and expiring on October 29, 2022, amounting to A$817,666. Each option is exercisable for one fully paid ordinary share.

●	125,000,000 unlisted options issued on December 20, 2019, exercisable at $0.008 each and expiring on December 20,2022, amounting to A$528,027. Each option is exercisable for one fully paid ordinary share.

●	125,000,000 unlisted options issued on December 20, 2019, exercisable at $0.008 each and expiring on December 20,2022, amounting to A$528,027. Each option is exercisable for one fully paid ordinary share.

●	5,000,000 unlisted options issued on March 6, 2020, exercisable at $0.008 each and expiring on March 6, 2023, amounting to A$29,340. Each option is exercisable for one fully paid ordinary share.

●	166,066,050 warrants issued at no cash consideration on July 16, 2019, exercisable at US$0.00533 each and expiring on July 16, 2024, amounting to $890,113. The warrants are exercisable for fully paid ordinary shares.

●	40,114,200 warrants issued on April 3, 2020, exercisable at US$0.00365 each and expiring on April 1, 2025, amounting to A$175,137. The warrants are exercisable for fully paid ordinary shares.

●	28,177,578 warrants issued on April 22, 2020, exercisable at US$0.00417 each and expiring on April 19, 2025, amounting to A$149,693. The warrants are exercisable for fully paid ordinary shares.

●	156,000,000 warrants to be issued at, subject to shareholder approval, exercisable at US$0.004166 expiring on 5 years after date of issue, amounting to A$848,252. The warrants are exercisable for fully paid ordinary shares.

●	Apart from the above, the Company also incurred expenses paid in cash towards capital raising costs through legal, accounting and broker related fees amounting to A$3,215,174 during the year for various capital raises.

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

20.	RESERVES

	Consolidated
	2020 $	2019 $
Foreign currency translation	756,423	789,598
Share-based payments	7,999,066	5,220,334
Total reserves	8,755,489	6,009,932
Reconciliation of foreign currency translation reserve
Balance at the beginning of the financial year	789,598	765,930
Add: net currency translation gain / (loss)	(33,175)	23,668
Balance at the end of the financial year	756,423	789,598
Reconciliation of share-based payments reserve
Balance at the beginning of the financial year	5,220,334	4,885,232
Add: share-based payments expense	67,542	341,201
Add: Issue of options/warrants to underwriters	2,793,174	-
Less: Reversal of Performance Rights expenses in prior year*	(81,984)	(6,099)
Balance at the end of the financial year	7,999,066	5,220,334

*During the year, 3,750,000 performance rights previously issued to Mr. Xue Lee in the year ended June 30, 2019 were forfeited during the year ended June 30, 2020. Additionally, 57,500,000 performance rights previously issued to Dr. Paul Kasian in the year ended June 30, 2019 were forfeited in the year ended June 30, 2020. Due to the forfeiture of performance rights, a reversal amounting to A$81,984 relating to previously expensed amounts was accounted for during the current reporting period.

During the financial year ended 30 June 2020, the following warrants were issued to as a part of capital raising costs:

Warrants issued to	Grant date for warrants issued	Number of warrants issued
Aegis Corp	July 16, 2019	166,066,050
Total		166,066,050

2020
Grant Date	July 16, 2019
Warrants issued	166,066,050
Dividend yield	-
Historic volatility and expected volatility	152%
Option exercise price	$0.008
Fair value of warrants at grant date	$0.006
Weighted average exercise price	$0.008
Risk free interest rate	1.05%
Model used	Black-Scholes
Expected life of an warrant	5 years
Valuation amount	$890,113

The following information relates to options granted and issued against the capital raising costs year ended June 30, 2020;

Options issued to	Grant date for options issued	Number of options issued
Mr. Peter Rubinstein	November 28, 2019	125,000,000
Dr Jerzy Muchnicki	November 28, 2019	125,000,000
Various underwriters	October 30, 2019	250,000,000
Lodge Corporate Pty Ltd	March 6, 2020	5,000,000
Total		505,000,000

20.	RESERVES (Cont.)

2020
Grant Date	November 28, 2019
Options issued	250,000,000
Dividend yield	-
Historic volatility and expected volatility	136%
Option exercise price	$0.008
Fair value of options at grant date	$0.003
Weighted average exercise price	$0.008
Risk-free interest rate	0.85%
Expected life of an option	3 years
Model used	Black-Scholes
Valuation amount	A$1,056,054

2020
Grant Date	October 30, 2019
Options issued	250,000,000
Dividend yield	-
Historic volatility and expected volatility	136%
Option exercise price	$0.008
Fair value of options at grant date	$0.003
Weighted average exercise price	$0.008
Risk-free interest rate	0.78%
Expected life of an option	3 years
Model used	Black-Scholes
Valuation amount	A$817,666

2020
Grant Date	March 6, 2020
Options issued	5,000,000
Dividend yield	-
Historic volatility and expected volatility	141%
Option exercise price	$0.008
Fair value of options at grant date	$0.007
Weighted average exercise price	$0.008
Risk-free interest rate	0.36%
Expected life of an option	3 years
Model used	Black-Scholes
Valuation amount	A$29,340

Nature and purpose of reserves

Foreign currency translation reserve

Exchange differences arising on translation of the foreign controlled entities are recognized in other comprehensive income as described in Note 2(d) and accumulated in a separate reserve within equity. The cumulative amount is reclassified to profit or loss when the net investment is disposed of.

Share-based payments reserve

The share-based payment reserve records items recognized as expenses on valuation of share options issued to key management personnel, other employees and eligible contractors.

21.	ACCUMULATED LOSSES

2020 $
Balance at the beginning of the financial year	(129,737,550)
Add: Initial adoption of IFRS 16	(14,712)
Add: net loss attributable to owners of Genetic Technologies Limited	(6,098,930)
Balance at the end of the financial year	(135,851,192)

22.	OPTIONS

Employee Option Plan

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

●	including any market performance conditions (e.g. the entities share price)

●	excluding the impact of any service and non-market performance vesting conditions (e.g. remaining an employee over a specified time period)

22.	OPTIONS (Cont.)

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

On November 30, 2001, the Directors of the Company established a Staff Share Plan. On November 19, 2008, the shareholders of the Company approved the introduction of a new Employee Option Plan. Under the terms of the respective Plans, the Directors may, at their discretion, grant options over the ordinary shares in the Genetic Technologies Limited to executives, consultants, employees, and former Non-Executive Directors, of the Company. The options, which are granted at nil cost, are not transferable and are not quoted on the ASX. As at June 30, 2020, there was 1 executive and 12 employees who held options that had been granted under the Plans. Options granted under the Plans carry no rights to dividends and no voting rights.

(i) Fair value of options granted

During the year ended June 30, 2020, there were no options issued under Employee Option Plan (2019: 16,000,000 unlisted options were granted at no cost). The Company, however issued various unlisted options to underwriters and sub-underwriters as a part of capital raising costs. For valuations on the unlisted options issued please refer to Note 20.

Set out below are summaries of all and unlisted options, including ESOP which were issued in prior periods:

	2020		2019
	Average exercise price per share option	Number of options	Average exercise price per share option	Number of options
Opening balance	$0.015	38,000,000	$0.017	55,102,778
Granted to Kentgrove Capital	-	-	$0.015	12,500,000
Granted to employees during the year	-	-	$0.010	16,000,000
Granted to directors in their capacity as sub-underwriters	$0.008	250,000,000	-	-
Options granted to various underwriters	$0.008	250,000,000	-	-
Granted to Lodge Corporate Pty Ltd	$0.008	5,000,000	-	-
Lapsed during the year	$0.010	(5,000,000)	$0.015	(19,236,111)
Forfeited during the year	-	-	$0.020	(6,000,000)
Lapse of unlisted options attached to convertible notes	-	-	-	(20,366,667)
Closing balance	$0.008	538,000,000	$0.015	38,000,000

22.	OPTIONS (Cont.)

(i)	Fair value of options granted (Cont.)

The movements in the number of options granted under the Employee share plans are as follows:

	2020		2019
	Average exercise price per share option	Number of options	Average exercise price per share option	Number of options
Balance at the beginning of the financial year	$0.015	25,500,000	$0.017	34,736,111
Add: options granted during the year	-	-	$0.010	16,000,000
Less: options lapsed during the year	$0.010	(5,000,000)	$0.020	(19,236,111)
Less: options forfeited during the year	-	-	$0.010	(6,000,000)
Balance at the end of the financial year	$0.015	20,500,000	$0.015	25,500,000

The number of options outstanding as at June 30, 2020 by ASX code, including the respective dates of expiry and exercise prices, are tabled below. The options tabled below are not listed on ASX.

	2020		2019
Unlisted options	Average exercise price per share option	Number of options	Average exercise price per share option	Number of options
Options to Kentgrove Capital (expiring August 8, 2021)	$0.015	12,500,000	$0.015	12,500,000
GTGAD (expiring March 31, 2021)	$0.020	5,000,000	$0.020	5,000,000
GTGAD (expiring February 16, 2022)	$0.010	5,500,000	$0.010	5,500,000
Options to various underwriters (expiring October 30, 2022)	$0.008	250,000,000	-	-
Options to directors (expiring December 20, 2022)	$0.008	250,000,000	-	-
Options issued Lodge Corporate Pty Ltd (expiring March 6, 2023)	$0.008	5,000,000	-	-
ESOP options (expiring December 11, 2021)	$0.010	10,000,000	$0.010	15,000,000
Total	$0.008	538,000,000	$0.015	38,000,000
Exercisable at the end of the financial year	$0.008	538,000,000	$0.015	38,000,000

The weighted average remaining contractual life of options outstanding as at June 30, 2020 was 2.39 years (2019: 2.16 years).

23. SEGMENT INFORMATION

(a) Identification of reportable segments

The Company has identified two reportable segments as reported that is consistent with the internal reporting provided to the chief operating decision maker.

Management considers the business from a geographic perspective and has identified two reportable segments:

Australia: is the home country of the parent entity and the location of the company’s genetic testing and licensing operations.

USA: is the home of Phenogen Sciences Inc. and GeneType Corporation

(b) Geographical segments

The segment information for the reportable segments is as follows:

2020	Australia	USA	Total
Consolidated entity	$	$	$

Segment revenue & other income
Revenue from contracts with customers	3,160	6,704	9,864
Other income	1,130,881	9,766	1,140,647
Net other gains	190,323	-	190,323
Cost of goods sold	(243,506)	(8,005)	(251,511)
Total segment revenue & other income	1,080,858	8,465	1,089,323

Segment expenses
Depreciation and amortization	(65,148)	-	(65,148)
Finance costs	(1,221)	(13,602)	(14,823)
Share-based payments	14,442	-	14,442
Laboratory and research and development	(2,310,815)	(166,763)	(2,477,578)
General and administrative expenses	(4,046,264)	(12,295)	(4,058,559)
Other operating expenses	(159,009)	(226,793)	(385,802)
Depreciation for right-of-use assets	(200,785)	-	(200,785)
Total segment expenses	(6,768,800)	(419,453)	(7,188,253)

Income tax expenses	-	-	-
Loss for the period	(5,687,942)	(410,988)	(6,098,930)

Total Segment Assets	15,329,955	303,024	15,632,979
Total Segment Liabilities	(2,404,288)	(213,321)	(2,617,609)

23. SEGMENT INFORMATION (Cont.)

(b) Geographical segments (Cont.)

2019	Australia	USA	Total
Consolidated entity	$	$	$

Segment revenue & other income
Revenue from contracts with customers	10,579	14,865	25,444
Other income	1,019,711	58	1,019,769
Net other gains	(407,482)	-	(407,482)
Cost of goods sold	(265,492)	(10,775)	(276,267)
Total segment revenue & other income	357,316	4,148	361,464

Segment expenses
Depreciation and amortization	(156,250)	-	(156,250)
Finance costs	(3,884)	(16,147)	(20,031)
Share-based payments	(326,952)	-	(326,952)
Laboratory and research and development	(2,181,469)	(179,293)	(2,360,762)
General and administrative expenses	(3,816,607)	(13,591)	(3,830,198)
Other operating expenses	335,896	(428,771)	(92,875)
Total segment expenses	(6,149,266)	(637,802)	(6,787,068)

Income tax expenses	-	-	-
Loss for the period	(5,791,950)	(633,654)	(6,425,604)

Total Segment Assets	3,190,004	75,001	3,265,005
Total Segment Liabilities	(1,370,508)	(123,291)	(1,493,799)

24. SHARE BASED PAYMENTS

(a) Employee option plan

During the year ended June 30, 2020, there were no options issued under Employee Option Plan (2019: 16,000,000 unlisted options were granted at no cost). The Company, however issued various unlisted options to underwriters and sub-underwriters as a part of capital raising costs. Please refer to further details on options on Note 22.

(b) Performance Rights Issuance

After receiving requisite shareholder approval on November 29, 2018, the Company has issued 76,250,000 performance rights to Directors of the Company as follows:

●	7,500,000 Class A Performance Rights, 25,000,000 Class B Performance Rights and 25,000,000 Class C performance Rights to Dr Paul Kasian
●	3,750,000 Class A Performance Rights to Dr Lindsay Wakefield
●	6,250,000 Class A Performance Rights to Dr Jerzy Muchnicki
●	5,000,000 Class A Performance Rights to Mr. Peter Rubinstein
●	3,750,000 Class A Performance Rights to Mr. Xue Lee

The Company has accounted for these performance rights in accordance with its accounting policy for share-based payment transactions and has recorded net reversal of $43,484 of associated expense in the current year end (2019: $104,441).

During the year, 3,750,000 performance rights previously issued to Mr. Xue Lee in the year ended June 30, 2019 were forfeited during the year ended June 30, 2020. Additionally, 57,500,000 performance rights previously issued to Dr. Paul Kasian in the year ended June 30, 2019 were forfeited in the year ended June 30, 2020. Due to the forfeiture of performance rights, a reversal amounting to A$81,984 relating to previously expensed amounts was accounted for during the current reporting period.

24. SHARE BASED PAYMENTS (Cont.)

(b) Performance Rights Issuance (Cont.)

Valuation of Performance Rights

The Performance Rights are not currently quoted on the ASX and as such have no ready market value. The Performance Rights each grant the holder a right of grant of one ordinary Share in the Company upon vesting of the Performance Rights for nil consideration. Accordingly, the Performance Rights may have a present value at the date of their grant. Various factors impact upon the value of Performance Rights including:

●	the period outstanding before the expiry date of the Performance Rights;

●	the underlying price or value of the securities into which they may be converted;

●	the proportion of the issued capital as expanded consequent upon conversion of the Performance Rights into Shares (i.e. whether or not the shares that might be acquired upon exercise of the options represent a controlling or other significant interest); and

●	the value of the shares into which the Performance Rights may be converted.

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

24. SHARE BASED PAYMENTS (Cont.)

(b) Performance Rights Issuance (Cont.)

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

Based on the independent valuation of the performance rights, the company agrees that the total value of the performance rights to be issued to each director (depending on the share price at issue) is as follows:

Performance rights vested during the year

	Number of Performance Rights issued	Valuation per Class A (cents)		Total fair value of Class A Performance Rights		Expense accounted for during the year
Dr. Lindsay Wakefield	3,750,000	0.77	A	$28,875	A	$9,625
Dr. Jerzy Muchnicki	6,250,000	0.77	A	$48,125	A	$16,042
Mr. Peter Rubinstein	5,000,000	0.77	A	$38,500	A	$12,833
Total	15,000,000		A	$115,500	A	$38,500

Performance rights cancelled/forfeited during the year

Mr. Xue Lee[2]	3,750,000	0.77	A	$28,875	A	$(5,616)
Dr. Paul Kasian	7,500,000	0.77	A	$57,750	A	$(11,229)
Total	11,250,000		A	$86,625	A	$(16,845)

Valuation of Class B Performance Rights

	Number of Performance Rights issued	Valuation per Class B (cents)		Total fair value of Class B Performance Rights		Expense accounted for during the year
Dr Paul Kasian[1]	25,000,000	0.77	A	$192,500	A	$(37,431)

Valuation of Class C Performance Rights

	Number of Performance Rights issued	Valuation per Class B (cents)		Total fair value of Class B Performance Rights		Expense accounted for during the year
Dr Paul Kasian[1]	25,000,000	0.57	A	$142,500	A	$(27,708)

Notes:

1 Dr Paul Kasian resigned on September 24, 2019.

2 Mr. Xue Lee resigned on July 9, 2019

24. SHARE BASED PAYMENTS (cont.)

(c) Expenses arising from share-based payment transactions

Total expenses arising from share-based payment transactions recognized during the period as part of employee benefit expense were as follows:

	Consolidated
	2020	2019	2018
	$	$	$
Kentgrove options issued	16,667	15,278	—
Performance rights issued	38,500	104,441	—
Reversal of forfeited Performance Rights	(81,984)	—	—
Options issued under employee option plan	12,375	215,383	129,635
Total expenses arising from share-based payments	(14,442)	335,102	129,635

(d) Securities issued during capital raise

The following information relates to options granted and issued against the capital raising costs year ended June 30, 2020;

Director	Grant date of issued options	Number of options issued
Mr. Peter Rubinstein	November 28, 2019	125,000,000
Dr Jerzy Muchnicki	November 28, 2019	125,000,000
Total		250,000,000

2020
Grant Date	November 28, 2019
Options issued	250,000,000
Dividend yield	-
Historic volatility and expected volatility	136%
Option exercise price	$0.008
Fair value of options at grant date	$0.003
Weighted average exercise price	$0.008
Risk-free interest rate	0.85%
Expected life of an option	3 years
Model used	Black-Scholes
Valuation amount	$1,056,054

Director	Grant date of issued options	Number of options issued
Various underwriters	October 30, 2019	250,000,000
Total		250,000,000

2020
Grant Date	October 30, 2019
Options issued	250,000,000
Dividend yield	-
Historic volatility and expected volatility	136%
Option exercise price	$0.008
Fair value of options at grant date	$0.003
Weighted average exercise price	$0.008
Risk-free interest rate	0.78%
Expected life of an option	3 years
Model used	Black-Scholes
Valuation amount	$817,666

Director	Grant date of issued options	Number of options issued
Lodge Corporate Pty Ltd	March 6, 2020	5,000,000
Total		5,000,000

2020
Grant Date	March 6, 2020
Options issued	5,000,000
Dividend yield	-
Historic volatility and expected volatility	141%
Option exercise price	$0.008
Fair value of options at grant date	$0.007
Weighted average exercise price	$0.008
Risk-free interest rate	0.36%
Expected life of an option	3 years
Model used	Black-Scholes
Valuation amount	$29,340

25. COMMITMENTS

(a) Non-cancellable operating leases

	Consolidated
Operating lease expenditure commitments	2020	2019	2018
	$	$	$
Minimum operating lease payments
- not later than one year	—	250,068	41,625
- later than one year but not later than five years	—	266,560	—
- later than five years	—	—	—
Total minimum operating lease payments	—	516,628	41,625

Due to the adoption of IFRS 16 effective July 1, 2019, the Company no longer has any non-cancellable operating lease to be recognized under commitments for the year ended June 30, 2020.

As at June 30, 2019, the above operating leases related to the following premises that are currently occupied by the Company:

Location	Landlord	Use	Date of expiry of lease	Minimum payments ($)
60-66 Hanover Street Fitzroy, Victoria 3065 Australia	Crude Pty. Ltd.	Office / laboratory	August 31, 2021	487,837
1300 Baxter Street, Suite 157, Charlotte, North Carolina	Mid-Town Partners LLC	Office	Month to month	28,791
			Total	516,628

Apart from the above, there were no other commitments as at June 30, 2020.

(b) Capital commitments

Significant capital expenditure contracted for at the end of the reporting period but not recognized as liabilities is as follows:

	2020	2019
	A$	A$
Property, plant and equipment	466,560	-

The above commitment relates to the purchase of laboratory equipment which will assist the Company to conduct more tests in the future.

26. AUDITORS’ REMUNERATION

	Consolidated
	2020 A$	2019 A$	2018 A$
Audit and assurance services
PricewaterhouseCoopers in respect of:
Audit (1)	274,000	288,000	288,200
Other assurance services (2)	200,000	—	—
Other audit firms in respect of:
Audit of the Financial Reports of subsidiaries	—	—	—
Total remuneration in respect of audit services	474,000	288,000	288,200

(1)	Audit fees consist of services that would normally be provided in connection with statutory and regulatory filings or engagements, including services that generally only the independent accountant can reasonably provide.

(2)	Other assurance services consist of fees billed for assurance and related services that generally only the statutory auditor could reasonably provide to a client. Included in the balance are amounts related to additional regulatory filings during the 2020 financial year. All services provided are considered audit services for the purpose of SEC classification.

27. RELATED PARTY DISCLOSURES

Ultimate parent

Genetic Technologies Limited is the ultimate Australian parent company. As at the date of this Report, no shareholder controls more than 50% of the issued capital of the Company.

Transactions within the Company and with other related parties

During the year ended 30 June 2020, the only transactions between entities within the Company and other related parties occurred, are as listed below. Except where noted, all amounts were charged on similar to market terms and at commercial rates.

27. RELATED PARTY DISCLOSURES (Cont.)

Blockchain Global Limited

As announced by the Company on February 15, 2018, a non-binding terms sheet with Blockchain Global Limited(BCG) was entered to provide a framework for continuing discussions between the two companies, with the proposed transaction being subject to shareholder approval (by non-associated Shareholders); and as announced by the Company on August 2, 2018, a framework agreement with BCG was entered formalizing the non-binding terms sheet and providing a framework for a strategic alliance between the Company and BCG, with the agreement became binding on November 29, 2018 upon receiving the requisite shareholder approval. The agreement proposed the issue of 486 million shares to BCG in 3 tranches subject to the achievement of certain milestones. No shares have been issued under the framework agreements and no milestones have been achieved. Any rights to the 486 million milestone shares lapsed between December 27, 2019 and June 27, 2020.

The company has accounted for these share issuances in accordance with its accounting policy for share-based payment transactions and has not recorded any associated expense in the current year given performance conditions have not been met and are not currently considering any Blockchain related projects.

A number of Directors of the Company presently or previously have had involvement with BCG. Mr. Xue Lee has a direct and indirect share interest and was a CEO and managing director of BCG. Mr. Peter Rubinstein held a minority shareholding in the entity and was also a director in BCG. Dr Jerzy Muchnicki has a direct and indirect interest in BCG. Dr Paul Kasian was previously a director of BCG until July 2018.

Performance Rights Issuance

After receiving requisite shareholder approval on 29 November 2018, the Company has issued 76,250,000 performance rights to Directors of the Company as follows:

●	7,500,000 Class A Performance Rights, 25,000,000 Class B Performance Rights and 25,000,000 Class C performance Rights to Dr Paul Kasian

●	3,750,000 Class A Performance Rights to Dr Lindsay Wakefield

●	6,250,000 Class A Performance Rights to Dr George Muchnicki

●	5,000,000 Class A Performance Rights to Mr. Peter Rubinstein

●	3,750,000 Class A Performance Rights to Mr. Xue Lee

27. RELATED PARTY DISCLOSURES (Cont.)

During the year, 3,750,000 Performance Rights previously issued to Mr. Xue Lee in the year ended June 30, 2019 were forfeited during the year ended June 30, 2020. Additionally, 57,500,000 Performance Rights previously issued to Dr Paul Kasian in the year ended June 30, 2019 were forfeited in the year ended June 30, 2020. Due to the forfeiture of Performance Rights, a reversal amounting to A$81,984 relating to previously expensed amounts was accounted for during the current reporting period.

The Company has accounted for these performance rights in accordance with its accounting policy for share-based payment transactions and has recorded net reversal of A$43,484 of associated expense in the current year end.

Blockshine Health Joint Venture

The Company, via its subsidiary Gene Ventures Pty Ltd, entered into a joint venture with Blockshine Technology Corporation (BTC). The joint venture company, called Blockshine Health, was to pursue and develop blockchain opportunities in the biomedical sector. Blockshine Health was to have full access to BTC’s technology (royalty free) as well as all of its opportunities in the biomedical sector. The Company invested A$250,000 into the joint venture in the year ended June 30, 2019 and held 49% equity stake. The Joint Venture agreement was subsequently cancelled and the investment of A$250,000 was impaired in the year ended June 30, 2019.

During the year ended June 30, 2020, the Company managed to recover A$43,380 from this investment previously written-off.

Genetic Technologies HK Limited and Aocheng Genetic Technologies Co. Ltd - Joint Venture

In August 2018, the Company announced a Heads of Agreement had been reached with Representatives of the Hainan Government - Hainan Ecological Smart City Company (“HESCG”), a Chinese industrial park development & operations company have formally invited Genetic Technologies Limited (“GTG”) to visit the Hainan Medical Pilot Zone to conduct a formal review and discuss opportunities for market entry into China via the Hainan Free Trade Zone initiative. The invitation was extended to GTG via Beijing Zishan Health Consultancy Limited (“Zishan”), demonstrating the potential for growth presented by the proposed Joint Venture between the parties (as announced to the market on August 14, 2018).

Subsequently, the Company announced the official formation of Genetic Technologies HK Limited and Aocheng Genetic Technologies Co. Ltd in Hong Kong to the market on March 27, 2019,

The Company’s previous Chairman, Dr Paul Kasian was named in the formation Heads of Agreement document to be the Chairman of the Joint Venture entity. At June 30, 2020, Genetic Technologies HK Limited has 100% ownership of Hainan Aocheng Genetic Technologies Co. Limited. At this time, no Directors fees or emoluments have been paid to Dr Kasian, nor have agreements regarding fees been reached.

27. RELATED PARTY DISCLOSURES (Cont.)

Issuance of options to directors towards sub-underwriting the capital raise

As announced on October 4, 2019, the Company undertook an underwritten non-renounceable pro-rata entitlement offer at an Issue Price of 0.4 cents per new share.

On October 11, 2019, the Company updated the market to advise that the offer was from that time agreed to be underwritten by Lodge Corporate Pty Ltd and that two of the Company’s directors (Peter Rubinstein and Dr. Jerzy Muchnicki), had agreed to sub-underwrite the offer. Both directors, in conjunction with the underwriter Lodge Corporate Pty Ltd, subsequently agreed amongst themselves to alter the respective sub-underwritten amounts, but the total to be sub-written between them (A$2 million) remained same, as did the total underwritten amount (of A$4 million).

Accordingly, the underwritten offer subsequently was sub-underwritten by Mr. Peter Rubinstein and Dr. Jerzy Muchnicki (each as up to A$1 million) in conjunction with a consortium of non-associated wholesale investors (also as sub-underwriters) who in aggregate equate to the underwritten amount of A$4 million, each in accordance with the terms of their separate sub-underwriting agreements with Lodge Corporate Pty Ltd (each a Sub-Underwriting Agreement).

Dr. Muchnicki and Mr. Rubinstein reflecting the amount of their sub-writing commitment were to be granted on the same terms as all options to be granted to the relevant sub-underwriters. The number of options issued to both directors was calculated as 1 Option for every 2 Shares being sub-underwritten and were issued a total of 125,000,000 unlisted options to each of the directors.

As announced on October 11, 2019, within the rights issue offer document, upon exercise each such option converts into 1 fully paid share on terms consistent with the ASX Listing Rules; with a 3-year expiry date from grant and with an exercise price per underwriter and sub-underwriter option equal to the lower of:

●	A$0.008 ; and
●	The implicit price per share at which any raise done by Aegis capital within 3 months from the company’s shareholder meeting.

but in any event with a floor exercise price equal to A$0.004.

Lodge Corporate

Dr. Kasian was a director of corporate finance and corporate advisor from December 2017 to February 2019 with Lodge Corporate. During the year ended, the company engaged in corporate advisory services with Lodge Corporate and had transactions worth A$154,224 which also included A$88,000 that related to 2% of the underwriting of the capital raise during the year ended June 30, 2020. Additionally, during the year, On March 6, 2020 the Company issued 5,000,000 options to Lodge Corporate Pty Ltd valued at A$29,340 which were in relation to capital raising costs.

Mr. Phillip Hains (Chief Financial Officer)

On July 15, 2019, the Company announced that it had appointed Mr. Phillip Hains (MBA, CA) as the Chief Financial Officer who has over 30 years of extensive experience in roles with a portfolio of ASX and NASDAQ listed companies and provides CFO services through his firm The CFO Solution. Prior to this point the Company had a similar arrangement with The CFO Solution, where it would engage and provided services of overall CFO, accounting and other finance related activities.

During the reporting period, the company had transactions valued at A$527,724 (2019: A$45,459) with The CFO Solution towards provision of overall CFO, accounting and other finance related activities.

Mr. Stanley Sack (Chief Operating Officer)

On May 18, 2020, the Company appointed Mr. Stanley Sack who provides consulting in the capacity of Chief Operating Officer. Mr. Sack has spent 15 years in large listed entities in executive positions managing large business divisions. He has worked with a high net worth family managing all their operating businesses and private equity activities. Mr. Sack built an Allied Health Business in the aged care and community care space which became the biggest Mobile Allied Health Business in Australia, and was recently sold to a large medical insurance company.

During the reporting period, the company had transactions valued at A$38,500 (2019: Nil) with Mr. Stanley Sack’s entity Cobben Investments towards provision of consulting services in relation to provision of duties related to Chief Operating Officer of the Company.

Mr. Peter Rubinstein (Non-Executive Director and Chairman)

During the financial year ended June 30, 2020, the board approved to obtain consulting services in relation to capital raises, compliance, Nasdaq hearings and investor relations from its Non-executive director and current Chairman, Mr. Peter Rubinstein. The services procured were through Mr. Peter Rubinstein’s associate entity ValueAdmin.com Pty Ltd and amounted to A$35,000 which remains payable and is included as part of the cash salary and fees in the remuneration report as at June 30, 2020.

There were no transactions with parties related to Key Management Personnel during the year other than that disclosed above.

27. RELATED PARTY DISCLOSURES (Cont.)

Details of Directors and Key Management Personnel as at balance date

Directors

●	Mr Peter Rubinstein (Independent Non-Executive & Chairman)
●	Dr Jerzy Muchnicki (Executive Director & Interim Chief Executive Officer)
●	Dr Lindsay Wakefield (Independent Non-Executive)
●	Mr Nicholas Burrows (Independent Non-Executive) (appointed September 2, 2019)

Key Management Personnel (KMPs)

●	Dr Richard Allman (Chief Scientific Officer)
●	Mr Phillip Hains (Chief Financial Officer) (appointed July 15, 2019)
●	Mr Stanley Sack (Chief Operating Officer) (appointed May 18, 2020)

	Consolidated
	2020 $	2019 $	2018 $
Remuneration of Key Management Personnel
Short-term employee benefits	638,659	964,162	1,215,632
Post-employment benefits	53,614	86,130	96,315
Share-based payments	(32,498)	157,886	130,385
Other long-term benefits	3,231	734	2,371
Termination benefits	-	-	164,760
Total remuneration of Key Management Personnel	663,006	1,208,912	1,609,463

28. SUBSIDIARIES

The following diagram is a depiction of the Company structure as at June 30, 2020.

28. SUBSIDIARIES (Cont.)

		Company interest (%)		Net carrying value ($)
Name of Company	Incorporation details	2020	2019	2020	2019
Entities held directly by parent
GeneType Pty. Ltd. (Dormant)	September 5, 1990 Victoria, Australia	100%	100%	—	—
Genetic Technologies Corporation Pty. Ltd. (Genetic testing)	October 11, 1996 N.S.W., Australia	100%	100%	2	2
Gene Ventures Pty. Ltd. * (Dormant)	March 7, 2001 N.S.W., Australia	100%	100%	10	10
GeneType Corporation (Dormant)	December 18, 1989 California, U.S.A.	100%	100%	—	—
Phenogen Sciences Inc. (BREVAGenTM)	June 28, 2010 Delaware, U.S.A.	100%	100%	11,006	11,006
Hainan Aocheng Genetic Technologies Co Ltd	Hong Kong, China	100%	100%	—	—
Genetic Technologies HK Ltd	March 18, 2019 Hong Kong, China	100%	100%	—	—
Total carrying value				11,018	11,018

* On 26 April 2018, the name of RareCellect Pty Ltd (ACN 096 135 9847) was changed to Gene Ventures Pty Ltd (ACN 096 135 947)

** Liquidation of GeneType AG was completed on 13 December 2017

29. FINANCIAL RISK MANAGEMENT

This note explains the group’s exposure to financial risks and how these risks could affect the Company’s future financial performance.

The Company’s risk management is predominantly controlled by the board. The board monitors the Company’s financial risk management policies and exposures and approves substantial financial transactions. It also reviews the effectiveness of internal controls relating to market risk, credit risk and liquidity risk.

(a)	Market risk

(i)	Foreign exchange risk

The Company undertakes certain transactions denominated in foreign currency and is exposed to foreign currency risk through foreign exchange rate fluctuations.

Foreign exchange rate risk arises from financial assets and financial liabilities denominated in a currency that is not the Company’s functional currency. Exposure to foreign currency risk may result in the fair value of future cash flows of a financial instrument fluctuating due to the movement in foreign exchange rates of currencies in which the group holds financial instruments which are other than the Australian dollar (AUD) functional currency of the group. This risk is measured using sensitivity analysis and cash flow forecasting. The cost of hedging at this time outweighs any benefits that may be obtained.

The consolidated financial statements are presented in Australian Dollar ($), which is Genetic Technologies Limited’s functional and presentational currency.

Exposure

The Company’s exposure to foreign currency risk at the end of the reporting period, expressed in Australian dollar, was as follows:

	June 30, 2020		June 30, 2019
	USD	EUR	USD	EUR
	$	$	$	$
Cash at Bank / on hand	2,512,767	38,020	201,737	27,052
Trade and other payables	99,637	-	117,992	1,990

Sensitivity

As shown in the table above, the group is primarily exposed to changes in USD/AUD exchange rates. The sensitivity of profit or loss to changes in the exchange rates arises mainly from USD denominated financial instruments.

The Company has conducted a sensitivity analysis of its exposure to foreign currency risk. Based on the financial instruments held as at June 30, 2020, had the Australian dollar weakened/strengthened by 6.03% (2019: 5.13%) against the USD with all other variables held constant, the Group’s post-tax loss for the year would have been A$145,520 lower/higher (2019: A$6,466 lower/higher).

●	USD: 6.03% (2019: 5.13%)

The Company is more sensitive to movements in the AUD/USD exchange rates in 2020 than 2019 because of the increased amount of USD denominated cash and cash equivalents. The US warrants financial liability will be equity-based settled upon exercise of the US warrants. However, as the exercise will be done with an exercise price in US dollars, there is a foreign exchange risk due to the subsequent translation to Australian dollars. The Company’s exposure to other foreign exchange movements is not material.

(b)	Credit risk

Exposure to credit risk relating to financial assets arises from the potential non-performance by counterparties of contract obligations that could lead to a financial loss to the Company.

(i)	Risk management

Credit risk is managed through the maintenance of procedures (such as the utilization of systems for the approval, granting and renewal of credit limits, regular monitoring of exposures against such limits and monitoring the financial stability of significant customers and counterparties), ensuring to the extent possible that customers and counterparties to transactions are of sound credit worthiness. Such monitoring is used in assessing receivables for impairment. Credit terms are normally 30 days from the invoice date.

Risk is also minimized through investing surplus funds in financial institutions that maintain a high credit rating.

(ii)	Security

For some trade receivables the group may obtain security in the form of guarantees, deeds of undertaking or letters of credit which can be called upon if the counterparty is in default under the terms of the agreement.

(iii)	Impairment of financial assets

The Company has one type of financial asset subject to the expected credit loss model:

●	trade receivables for sales of inventory

While cash and cash equivalents are also subject to the impairment requirements of IFRS 9, the identified impairment loss was immaterial.

29. FINANCIAL RISK MANAGEMENT (Cont.)

(b)	Credit risk (Cont.)

(iii)	Impairment of financial assets (Cont.)

Trade receivables

The Company applies the IFRS 9 simplified approach to measuring expected credit losses which uses a lifetime expected loss allowance for all trade receivables.

To measure the expected credit losses, trade receivables assets have been grouped based on shared credit risk characteristics and the days past due.

(c)	Liquidity risk

Liquidity risk arises from the possibility that the Company might encounter difficulty in settling its debts or otherwise meeting its obligations related to financial liabilities. The Company manages this risk through the following mechanisms:

●	preparing forward looking cash flow analyses in relation to its operating, investing and financing activities;
●	obtaining funding from a variety of sources;
●	maintaining a reputable credit profile;
●	managing credit risk related to financial assets;
●	investing cash and cash equivalents and deposits at call with major financial institutions; and
●	comparing the maturity profile of financial liabilities with the realization profile of financial assets.

(i) Maturities of financial liabilities

The tables below analyze the Company’s financial liabilities into relevant maturity groupings based on their contractual maturities. The amounts disclosed in the table are the contractual undiscounted cash flows.

Contractual maturities of financial liabilities	Less than 6 months	6 – 12 months	Between 1 and 2 years	Between 2 and 5 years	Over 5 years	Total contractual cash flows	Carrying amount (assets)/liabilities
At June 30, 2020	$	$	$	$	$	$	$
Trade and other payables	723,724	-	-	-	-	723,724	723,724
Lease liabilities	108,924	131,991	188,621	-	-	429,536	429,536
Borrowings	-	-	52,252	-	-	52,252	52,252
TOTAL	832,648	131,991	240,873	-	-	1,205,512	1,205,512

Contractual maturities of financial liabilities	Less than 6 months	6 – 12 months	Between 1 and 2 years	Between 2 and 5 years	Over 5 years	Total contractual cash flows	Carrying amount (assets)/liabilities
At June 30, 2019	$	$	$	$	$	$	$
Trade and other payables	1,005,305	-	-	-	-	1,005,305	1,005,305
TOTAL	1,005,305	-	-	-	-	1,005,305	1,005,305

29. FINANCIAL RISK MANAGEMENT (Cont.)

(d)	Interest rate risk

The Company’s main interest rate risk arises in relation to its short-term deposits with various financial institutions. If rates were to decrease, the Company may generate less interest revenue from such deposits. However, given the relatively short duration of such deposits, the associate risk is relatively minimal.

The Company has a Short-Term Investment Policy which was developed to manage the Company’s surplus cash and cash equivalents. In this context, the Company adopts a prudent approach that is tailored to cash forecasts rather than seeking high returns that may compromise access to funds as and when they are required. Under the policy, the Company deposits its surplus cash in a range of deposits / securities over different time frames and with different institutions in order to diversify its portfolio and minimize risk.

On a monthly basis, Management provides the Board with a detailed list of all cash and cash equivalents, showing the periods over which the cash has been deposited, the name and credit rating of the institution holding the deposit and the interest rate at which the funds have been deposited.

At June 30, 2020, if interest rates had changed by +/- 50 basis points from the year-end rates, with all other variables held constant, the Company’s loss for the year would have been A$55,828 lower / higher (2019: loss A$8,969 lower / higher), as a result of higher / lower interest income from cash and cash equivalents and deposits in place.

29. FINANCIAL RISK MANAGEMENT (Cont.)

The exposure to interest rate risks and the effective interest rates of financial assets and liabilities, both recognized and unrealized, for the Company is as follows:

		Floating rate	Fixed rate	Carrying amount	Weighted ave. effective rate	Ave. maturity Period
Consolidated	Year	A$	A$	A$	%	Days
Financial assets
Cash at bank / on hand	2020	11,645,389		11,645,389	0.5%	At call
	2019	2,131,741		2,131,741	1.74%	At call
Performance bond / deposits	2020	—	2,025	2,025	—	At call
	2019	—	53,456	53,456	—	At call
Totals	2020	11,645,389	2,025	11,647,414
	2019	2,131,741	53,456	2,185,197
Financial liabilities
Borrowings	2020	—	52,252	52,252	1%	—
Leases	2020	—	429,536	429,536	5.37%
	2019	—	—	—	—	—
Totals	2020	—	481,788	481,788
	2019	—	—	—

Note The Company holds the balance of its cash in non-interest-bearing bank accounts.

30. SUBSEQUENT EVENTS

On July 20, 2020, 166,066,050 warrants issued during the capital raise in May 2019 exercisable at United States Dollars (US$) US$0.00533, each expiring May 23, 2024 were exercised and converted to 114,447,000 Ordinary Shares. These warrants have no cash consideration upon conversion and were consistent with the cashless exercise arrangement under the terms of their issue

Furthermore, 18,500,000 options issued to an underwriter exercisable at $0.008, each expiring October 29, 2022 were exercised and converted to 18,500,000 Ordinary Shares. These options were issued for a cash consideration of A$148,000.

On July 21, 2020, the Company closed a registered direct offering of 1,025,000 American Depository Shares (ADS’s), each representing six hundred (600) of the Company’s ordinary shares, at a purchase price of United States Dollars (US$) US$5.00 per ADS - or in Australian dollars $0.012 per ordinary share. The gross proceeds for this offering was approximately US$5.1 million. Against the offering, the Company agreed to issue 39,975,000 warrants exercisable at US$0.0104 each, expiring in 5 years from issue date, to H.C. Wainwright & Co which would form part of cost of raising capital. The said warrants have not been issued as of the date of report as they are subject to shareholder approval.

As of August 25, 2020, the Company has regained compliance with the equity requirement of NASDAQ Listing Rule 5550(b)(1), as required by the Hearings Panel decision dated May 12, 2020.

31. CAPITAL MANAGEMENT

(a)	Risk management

The Company’s objectives when managing capital are to

●	safeguard their ability to continue as a going concern, so that they can continue to provide returns for shareholders and benefits for other stakeholders, and
●	maintain an optimal capital structure to reduce the cost of capital.

In order to maintain or adjust the capital structure, the group may issue new shares or reduce its capital, subject to the provisions of the Company’s constitution. The capital structure of the Company consists of equity attributed to equity holders of the Company, comprising contributed equity, reserves and accumulated losses. By monitoring undiscounted cash flow forecasts and actual cash flows provided to the board by the Company’s management, the board monitors the need to raise additional equity from the equity markets.

(b)	Dividends

No dividends were declared or paid to members for the year ended June 30, 2020 (2019: nil). The Company’s franking account balance was nil at June 30, 2020 (2019: nil).

32. PARENT ENTITY FINANCIAL INFORMATION

The individual financial statements for the parent entity show the following aggregate amounts:

	2020 $	2019 $
Balance sheet
Current assets	11,646,391	3,003,871
Non-current assets	345,236	25,126
Total assets	11,991,627	3,028,997
Current liabilities	10,095,549	10,795,245
Non-current liabilities	1,117,947	809
Total liabilities	11,213,496	10,796,054

Shareholders’ equity
Share Capital Reserves	140,111,073	125,498,824
Other reserves	(117,131)	(117,131)
Share-based payments	6,184,391	3,405,659
Retained earnings	(145,400,202)	(136,554,409)

Total Equity	778,131	(7,767,057)

Loss for the year	(8,816,667)	(5,949,827)

As of June 30, 2020, there were A$3,782,537 (2019: A$18,456,661) impairment loss recognized for intercompany loan balances between the parent and its subsidiaries

33. Contingent liabilities and contingent assets

The group had no contingent liabilities at June 30, 2020 (2019: nil).

34. Impact of COVID-19

On January 30, 2020, the International Health Regulations Emergency Committee of the World Health Organization (WHO) declared the novel coronavirus disease 2019 (“COVID-19”) outbreak a public health emergency of international concern and on March 12, 2020 the WHO announced the outbreak was a pandemic.

Continuing concerns over economic and business prospects in the United States and other countries have contributed to increased volatility and diminished expectations for the global economy. These factors, coupled with the prospect of decreased business and consumer confidence and increased unemployment resulting from the recent COVID-19 outbreak, may precipitate an economic slowdown and recession. If the economic climate deteriorates, the Company’s business, including its access to patient samples and the addressable market for diagnostic tests that it may successfully develop, as well as the financial condition of its suppliers and its third-party payors, could be adversely affected, resulting in a negative impact on the Company’s business, financial condition, results of operations and cash flows.

On a micro level, the COVID-19 pandemic is having a negative impact on global markets and business activity, which has had an effect on the operations of the Company, including but not limited to that sales of the Company’s products have been impacted not only by the inability for consumers to visit their practitioners but also the difficulty its sales team is having in arranging face to face meetings with practitioners. The Company’s sales team has found it very difficult to reach practitioners to build on the sales momentum created prior to the pandemic, with the launch into the Australian market being halted after less than 60 days of operations thus, sales have effectively ceased for the short term.

During the period of the pandemic commencing March 2020, the Company undertook a number of capital raises both public and private placements managed by H.C. Wainwright & Co. in the United States of America.

