Form 20-F
period 2021-06-30
GENETIC TECHNOLOGIES LTD
filed 2021-08-31
CIK 1166272

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended June 30, 2021

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report . . . . . . . . . . . . . . . . . . .

Commission file number 000-51504

GENETIC TECHNOLOGIES LIMITED

(Exact name of Registrant as specified in its charter

and translation of Registrant’s name into English)

Australia

(Jurisdiction of incorporation or organisation)

60-66 Hanover Street, Fitzroy, Victoria, 3065, Australia

(Address of principal executive offices)

Simon Morriss,

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

Number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. There were 9,016,726,743 Ordinary Shares outstanding as of June 30, 2021.

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

☐ Yes ☒ No

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued	Other ☐
by the International Accounting Standards Board ☒

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

Australian Disclosure Requirements

Our ordinary shares are primarily quoted on the Australian Securities Exchange (“ASX”) in addition to our listing of our ADSs on the NASDAQ Global Select Market. As part of our ASX listing, we are required to comply with various disclosure requirements as set out under the Australian Corporations Act 2001 and the ASX Listing Rules. Information furnished under the sub-heading “Australian Disclosure Requirements” is intended to comply with ASX listing and Corporations Act 2001 disclosure requirements and is not intended to fulfill information required by this Annual report on Form 20F.

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

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

Item 3.A Selected Financial Data

The following selected financial data for the five years ended June 30, 2021 is derived from the audited consolidated financial statements of Genetic Technologies Limited, prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board, which became effective for our Company as of our fiscal year ended June 30, 2006.

The balance sheet data as of June 30, 2021 and 2020 and the statement of comprehensive income/(loss) data for the 2021, 2020 and 2019 fiscal years are derived from our audited consolidated financial statements which are included in this Annual Report. Balance sheet data as of June 30, 2019, 2018 and 2017 and statements of comprehensive income/ (loss) data for the 2018 and 2017 financial years are derived from our audited consolidated financial statements which are not included in this Annual Report. The data should be read in conjunction with the consolidated financial statements, related notes and other financial information included herein.

All amounts are stated in Australian dollars as of June 30, 2021 as noted.

Item 3. Key Information (cont.)

Item 3.A Selected Financial Data (cont.)

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME/ (LOSS)

FOR 2021, 2020, 2019, 2018 AND 2017

	Year ended	Year ended	Year ended	Year ended	Year ended
	June 30, 2021	June 30, 2020	June 30, 2019	June 30, 2018	June 30, 2017
	A$	A$	A$	A$	A$

Revenue from operations
Genetic testing services	120,554	9,864	25,444	189,254	518,506
Less: cost of sales	(361,027)	(251,511)	(276,267)	(300,088)	(492,417)
Gross profit/(loss) from operations	(240,473)	(241,647)	(250,823)	(110,834)	26,089
Other income	1,564,456	1,140,647	1,019,769	441,476	344,112
Selling and marketing expenses	(1,119,851)	(637,295)	(576,077)	(1,066,404)	(2,721,474)
General and administrative expenses	(4,158,319)	(4,058,557)	(3,830,198)	(3,015,818)	(3,109,530)
Laboratory, research and development costs	(3,109,383)	(2,477,578)	(2,360,762)	(2,210,498)	(2,366,334)
Finance costs	(14,049)	(14,823)	(20,031)	(28,843)	(31,995)
Foreign exchange gains reclassified on liquidation of subsidiary	—	—	—	527,049	—
Other gains/(losses)	—	(5,522)	(407,482)	—	—
Impairment of intangible asset expense	—	—	—	—	(544,694)
Loss from continuing operations before income tax	(7,077,619)	(6,294,775)	(6,425,604)	(5,463,872)	(8,403,826)
Net profit from discontinued operation	—	—	—	—	—
Loss before income tax	(7,077,619)	(6,294,775)	(6,425,604)	(5,463,872)	(8,403,826)
Income tax expense	—	—	—	—	—
Loss for the year	(7,077,619)	(6,294,775)	(6,425,604)	(5,463,872)	(8,403,826)
Other comprehensive income/(loss)
Exchange (losses)/gains on translation of controlled foreign operations	(37,468)	(33,175)	23,668	(522,966)	(130,655)
Other comprehensive (loss)/income for the year, net of tax	(37,468)	(33,175)	23,668	(522,966)	(130,655)
Total comprehensive loss for the year	(7,115,087)	(6,327,950)	(6,401,936)	(5,986,481)	(8,534,481)

Loss per share (cents per share)
Basic and diluted net loss per ordinary share	(0.08)	(0.15)	(0.24)	(0.22)	(0.40)
Weighted-average shares outstanding	8,544,157,979	4,155,017,525	2,635,454,870	2,435,282,724	2,121,638,888

The company revised the previous audited financial statements to reflect the correction of an immaterial error. See Note 2(a)(v) of the Consolidated Financial Statements for additional information.

Item 3. Key Information (cont.)

Item 3.A Selected Financial Data (cont.)

CONSOLIDATED BALANCE SHEET DATA

FOR 2021, 2020, 2019, 2018 AND 2017

	As of June 30,	As of June 30,	As of June 30,	As of June 30,	As of June 30,
	2021	2020	2019	2018	2017
	A$	A$	A$	A$	A$
Assets
Current assets	22,236,114	15,192,749	3,195,672	5,990,697	11,631,649
Non-current assets	735,574	440,230	69,333	175,284	476,648
Total assets	22,971,688	15,632,979	3,265,005	6,165,981	12,108,297
Liabilities
Current liabilities	(1,405,381)	(1,397,572)	(1,492,990)	(1,450,713)	(1,465,293)
Non-current liabilities	(33,272)	(242,800)	(809)	(3,390)	(63,960)
Total liabilities	(1,438,653)	(1,640,372)	(1,493,799)	(1,454,103)	(1,529,253)
Net assets	21,533,035	13,992,607	1,771,206	4,711,878	10,579,044
Equity
Contributed equity	153,574,974	140,111,073	125,498,824	122,372,662	122,382,625
Reserves	11,033,279	9,928,571	6,009,932	5,651,162	6,044,493
Accumulated losses	(143,075,218)	(136,047,037)	(129,737,550)	(123,311,946)	(117,848,074)
Total equity	21,533,035	13,992,607	1,771,206	4,711,878	10,579,044

The company revised the previous audited financial statements to reflect the correction of an immaterial error. See Note 2(a)(v) of the Consolidated Financial Statements for additional information.

Exchange rates

The following table sets forth, for the periods and dates indicated, certain information concerning the noon buying rate in New York City for Australian dollars expressed in U.S. dollars per $1.00 as certified for customs purposes by the Federal Reserve Bank of New York.

	At period end	Average rate	High	Low
Period ended	USD	USD	USD	USD

Yearly data
June 2017	0.7676	0.7562	0.7680	0.7387
June 2018	0.7399	0.7753	0.8105	0.7355
June 2019	0.7009	0.7153	0.7466	0.6860
June 2020	0.6893	0.6711	0.7043	0.5755
June 2021	0.7518	0.7444	0.7829	0.6863

Item 3.B Capitalisation and Indebtedness

Not applicable.

Item 3.C Reasons for the Offer and Use of Proceeds

Not applicable.

Item 3.D Risk Factors

Before you purchase our ADSs, you should be aware that there are risks, including those described below. You should consider carefully these risk factors together with all of the other information contained elsewhere in this Annual Report before you decide to purchase our ADSs.

Risks Related to our Business

A variety of general risk factors associated with commercialising our products and product candidates internationally could materially adversely affect our business.

We, or our licensing partners, may seek regulatory approval for our products or product candidates in multi-jurisdictions, accordingly, we expect that we will be subject to additional risks for our products and product candidates related to operating in foreign countries if we obtain the necessary approvals, including:

●	differing regulatory requirements in foreign countries;

●	the potential for so-called parallel importing, which is what happens when a local seller, faced with high or higher local prices, opts to import goods from a foreign market (with low or lower prices) rather than buying them locally;

●	unexpected changes in tariffs, trade barriers, price and exchange controls and other regulatory requirements;

●	economic weakness, including inflation, or political instability in particular foreign economies and markets;

●	compliance with tax, employment, immigration and labour laws for employees living or traveling abroad;

●	foreign taxes, including withholding of payroll taxes;

●	foreign currency fluctuations, which could result in increased operating expenses and reduced revenues, and other obligations incident to doing business in another country;

●	difficulties staffing and managing foreign operations;

●	workforce uncertainty in countries where labour unrest is more common than in Germany or the U.S.;

●	potential liability under the Foreign Corrupt Practices Act of 1977 or comparable foreign regulations;

●	challenges enforcing our contractual and intellectual property rights, especially in those foreign countries that do not respect and protect intellectual property rights to the same extent as in the EU or the U.S.;

●	production shortages resulting from any events affecting raw material supply or manufacturing capabilities abroad; and

●	business interruptions resulting from geo-political actions, including war and terrorism.

These and other risks associated with our or our licensing partners’ international operations may materially adversely affect our ability to attain or maintain profitable operations.

Our Company has a history of incurring losses.

We have incurred operating losses in every year since the year ended June 30, 2011. As at June 30, 2021, the Company had accumulated losses of A$143,075,218 and the extent of any future losses and whether or not the Company can generate profits in future years remains uncertain. The Company currently does not generate sufficient revenue to cover its operating expenses. We expect our capital outlays and operating expenditures to remain constant for the foreseeable future as we continue to focus on R&D and new product development, IP creation and the introduction of predictive genetic testing products. If we fail to generate sufficient revenue and eventually become profitable, or if we are unable to fund our continuing losses by raising additional financing when required, our shareholders could lose all or part of their investments.

We may not be successful in transitioning from our existing product portfolio to our next generation of risk assessment tests, and our newly developed approach to marketing and distribution of such products may not generate revenues.

Although we developed and marketed our BREVAGen™ and BREVAGenplus products in the recent past, and had internally developed product distribution teams in both Australia and the U.S., we believe that our future success is dependent upon our ability to successfully introduce and sell our newly developed products, “GeneType for Breast Cancer”, “GeneType for Colorectal Cancer” and or COVID severity risk test. Although we believe that we now have world class products that are poised to be an important part of making predictive genetic testing a mainstream healthcare activity, we may not be successful in transitioning from our existing products to these products, and there can be no assurance that the demand for these new products will develop. Furthermore, we plan to introduce our new products to healthcare providers through a global network of distribution partners instead of through our own sales force. Although we believe that we are building worthwhile sales and distribution relationships with experienced United States distribution firms, there can be no assurance that we will be able to enter into distribution arrangements on terms satisfactory to us, and that our marketing strategy will be successful and result in significant revenues.

Item 3. Key Information (cont.)

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

The Company believes that its GeneType for Breast Cancer, GeneType for Colorectal Cancer and COVID severity risk tests, along with the pipeline of new tests under development have the capacity to transform health outcomes for entire populations. However, it is critical for the Company to demonstrate the clinical utility of its new products. Clinical utility is the usefulness of a test for clinical practice. If the Company is unable to demonstrate clinical utility, or if the data is deemed insufficient to validate utility, there may be insufficient demand for the Company’s products.

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

Our competitors in the predictive genetic testing and assessment market include private and public sector enterprises located in Australia, the U.S. and elsewhere. Many of the organisations competing with us are much larger and have more ready access to needed resources. In particular, they would have greater experience in the areas of finance, research and development, manufacturing, marketing, sales, distribution, technical and regulatory matters than we do. In addition, many of the larger current and potential competitors have already established name / brand recognition and more extensive collaborative relationships.

Our competitive position in the molecular risk assessment and predictive testing area is based upon, amongst other things, our ability to:

●	continue to strengthen and maintain scientific credibility through the process of obtaining scientific validation through clinical trials supported by peer-reviewed publication in medical journals;

●	create and maintain scientifically advanced technology and offer proprietary products and services;

●	continue to strengthen and improve the messaging regarding the importance and value that our cancer risk assessment tests provide to patients and physicians;

●	diversify our product offerings in disease types other than breast cancer, colorectal cancer and COVID severity risk test;

●	obtain and maintain patent or other protection for our products and services;

●	obtain and maintain required government approvals and other accreditations on a timely basis; and

●	successfully market our products and services.

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

We have relationships with academic consultants, research collaborators at other institutions and other advisers who are not employed by us. Accordingly, we have limited control over their activities and can expect only limited amounts of their time to be dedicated to our activities. These persons may have consulting, employment or advisory arrangements with other entities that may conflict with or compete with their obligations to us. Our consultants typically sign agreements that provide for confidentiality of our proprietary information and results of studies. However, we may not be able to maintain the confidentiality of our technology, the dissemination of which could hurt our competitive position and results from operations. To the extent that our scientific consultants, collaborators or advisors develop inventions or processes that may be applicable to our proposed products, disputes may arise as to the ownership of the proprietary rights to such information, and we may not be successful with any dispute outcomes.

Item 3. Key Information (cont.)

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

We depend on the collaborative efforts of our academic and corporate partners for research, development and commercialisation of our products. A breach by our partners of their obligations, or the termination of the relationship, could deprive us of valuable resources and require additional investment of time and money.

Our strategy for research, development and commercialisation of our products has historically involved entering into various arrangements with academic, corporate partners and others. As a result, the success of our strategy depends, in part, upon the strength of those relationships and these outside parties undertaking their responsibilities and performing their tasks to the best of their ability and responding in a timely manner. Our collaborators may also be our competitors. We cannot necessarily control the amount and timing of resources that our collaborators devote to performing their contractual obligations and we have no certainty that these parties will perform their obligations as expected or that any revenue will be derived from these arrangements.

If our collaborators breach or terminate their agreement with us or otherwise fail to conduct their collaborative activities in a timely manner, the development or commercialisation of the product candidate or research program under such collaborative arrangement may be delayed. If that is the case, we may be required to undertake unforeseen additional responsibilities or to devote unforeseen additional funds or other resources to such development or commercialisation, or such development or commercialisation could be terminated. The termination or cancellation of collaborative arrangements could adversely affect our financial condition, intellectual property position and general operations. In addition, disagreements between collaborators and us could lead to delays in the collaborative research, development, or commercialisation of certain products or could require or result in formal legal process or arbitration for resolution. These consequences could be time-consuming and expensive and could have material adverse effects on the Company.

Item 3. Key Information (cont.)

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

We rely on our sole laboratory facilities in Melbourne, Australia, which has been certified under the U.S. Clinical Laboratory Improvements Amendments (“CLIA”). Our current lease of laboratory premises expires February 28, 2022. The facility and the equipment we use to perform our tests would be costly to replace and could require substantial lead time to repair or replace. If we were to lose our CLIA certification or other required certifications or licenses, or if the facility is harmed or rendered inoperable by natural or man-made disasters, including flooding and power outages, it will be difficult or impossible for us to perform our tests for some period of time. The inability to perform our tests or the backlog of tests that could develop if our facility is inoperable for even a short period of time may result in the loss of customers or harm our reputation, and we may be unable to regain those customers in the future.

If we no longer had our own facility and needed to rely on a third party to perform our tests, we could only use another facility with established state licensure and CLIA accreditation. We cannot assure you that we would be able to find another CLIA certified facility willing to comply with the required procedures, that this laboratory would be willing to perform the tests on commercially reasonable terms, or that it would be able to meet our quality standards. In order to establish a redundant clinical reference laboratory facility, we would have to spend considerable time and money securing adequate space, constructing the facility, recruiting and training employees, and establishing the additional operational and administrative infrastructure necessary to support a second facility. We may not be able, or it may take considerable time, to replicate our testing processes or results in a new facility. Additionally, any new clinical reference laboratory facility would be subject to certification under CLIA and licensing by several states, including California and New York, which could take a significant amount of time and result in delays in our ability to begin operations.

The loss of key members of our senior management team or our inability to attract and retain highly skilled scientists, clinicians and salespeople could adversely affect our business.

Our success depends largely on the skills, experience and performance of key members of our executive management team and others in key management positions. The efforts of each of these persons together will be critical as we continue to develop our technologies and testing processes, continue our international expansion and transition to a company with multiple commercialised products. If we were to lose one or more of these key employees, we may experience difficulties in competing effectively, developing our technologies and implementing our business strategies.

During the year, we experienced significant changes in our executive officers, including the appointment of Simon Morriss as our Chief Executive Officer on February 1, 2021 with Jerzy Muchnicki who had been acting CEO since September 21, 2019, stepping into the role of Chief Medical Officer and Executive Director. Mike Tonroe has been appointed Chief Financial Officer in June 15, 2021 taking over from Philip Hains who had been in role since July 15, 2019, While we believe our current executive officers have the skills and experience to enable us to execute our business plan, these changes may nevertheless result in a transition phase that could adversely affect our operations in the short-term.

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

Item 3. Key Information (cont.)

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

We cannot assure you that applicable statutes and regulations and more specifically, the Food, Drug, and Cosmetic Act, will not be interpreted or applied by a prosecutorial, regulatory or judicial authority in a manner that would adversely affect our business. Potential sanctions for violation of these statutes and regulations include significant fines and the suspension or loss of various licenses, certificates and authorisations, which could have a material adverse effect on our business. In addition, compliance with future legislation could impose additional requirements on us, which may be costly.

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

Item 3. Key Information (cont.)

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

As of June 30, 2021, our Chief Executive Officer and Chief Financial Officer assessed the effectiveness of our internal control over financial reporting. In connection with this assessment, we are satisfied that remediation of the material weakness in relation to segregation of duties identified as of June 30, 2020 had occurred. Refer to Item 15.B for the description of the material weakness and Item 15.D for the efforts undertaken to remediate the material weakness identified as of June 30, 2020.

To remediate the previously identified material weakness and to enhance our overall control environment, we continued to implement policies and procedures to ensure segregation of duties are appropriate as of June 30, 2021, and continuous training for the finance team is in place. However, we cannot assure you that the measures we have taken to date, and actions we may take in the future, will be sufficient to prevent potential future material weaknesses.

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

Item 3. Key Information (cont.)

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

Our operations are subject to extensive federal, state, local and foreign laws and regulations, all of which are subject to change. These laws and regulations currently include, among other things:

●	CLIA, which requires that laboratories obtain certification from the federal government, and state licensure laws;

●	FDA laws and regulations;

●	HIPAA, which imposes comprehensive federal standards with respect to the privacy and security of protected health information and requirements for the use of certain standardised electronic transactions; amendments to HIPAA under HITECH, which strengthen and expand HIPAA privacy and security compliance requirements, increase penalties for violators, extend enforcement authority to state attorneys general and impose requirements for breach notification;

●	state laws regulating genetic testing and protecting the privacy of genetic test results, as well as state laws protecting the privacy and security of health information and personal data and mandating reporting of breaches to affected individuals and state regulators;

●	the federal anti-kickback law, or the Anti-Kickback Statute, which prohibits knowingly and willfully offering, paying, soliciting, receiving, or providing remuneration, directly or indirectly, in exchange for or to induce either the referral of an individual, or the furnishing, arranging for, or recommending of an item or service that is reimbursable, in whole or in part, by a federal health care program;

●	other federal and state fraud and abuse laws, such as anti-kickback laws, prohibitions on self-referral, and false claims acts, which may extend to services reimbursable by any third-party payor, including private insurers;

●	the federal Physician Payments Sunshine Act, which requires medical device manufactures to track and report to the federal government certain payments and other transfers of value made to physicians and teaching hospitals and ownership or investment interests held by physicians and their immediate family members;

●	Section 216 of the federal Protecting Access to Medicare Act of 2014 (“PAMA”), which requires applicable laboratories to report private payor data in a timely and accurate manner beginning in 2017 and every three years thereafter (and in some cases annually);

●	state laws that impose reporting and other compliance-related requirements; and

●	similar foreign laws and regulations that apply to us in the countries in which we operate.

These laws and regulations are complex and are subject to interpretation by the courts and by government agencies. Our failure to comply could lead to civil or criminal penalties, exclusion from participation in state and federal health care programs, or prohibitions or restrictions on our laboratory’s ability to provide or receive payment for our services. We believe that we are in material compliance with all statutory and regulatory requirements, but there is a risk that one or more government agencies could take a contrary position, or that a private, party could file suit under the qui tam provisions of the federal False Claims Act or a similar state law. Such occurrences, regardless of their outcome, could damage our reputation and adversely affect important business relationships with third parties, including managed care organisations, and other private third-party payors.

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

Item 3. Key Information (cont.)

Item 3.D Risk Factors (cont.)

We face risks associated with currency exchange rate fluctuations, which could adversely affect our operating results.

We receive a portion of our revenues and pay a portion of our expenses in currencies other than the United States dollar, such as the Australian dollar, the Euro and the British pound. As a result, we are at risk for exchange rate fluctuations between such foreign currencies and the United States dollar, which could affect the results of our operations. If the U.S. dollar strengthens against foreign currencies, the translation of these foreign currency denominated transactions will result in decreased revenues and operating expenses. We may not be able to offset adverse foreign currency impact with increased revenues. We do not currently utilise hedging strategies to mitigate foreign currency risk and even if we were to implement hedging strategies to mitigate foreign currency risk, these strategies might not eliminate our exposure to foreign exchange rate fluctuations and would involve costs and risks of their own, such as ongoing management time and expertise, external costs to implement the strategies and potential accounting implications.

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

Item 3. Key Information (cont.)

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

The patenting of genes and issues surrounding access to genetic knowledge are the subjects of extensive and ongoing public debate in many countries. By way of example, the Australian Law Reform Commission has previously conducted two inquiries into the social uses of genetic information. The patents we hold overuses of “non-coding” DNA have broad scope and have also been the subject of debate and some criticism in the media. Individuals or organisations, in any one of the countries in which these patents have issued, could take legal action to seek their amendment, revocation or invalidation, something which has happened previously, on several occasions in various jurisdictions, though we have prevailed in all such cases. Furthermore, any time that we initiate legal action against parties that infringe our patents we face a risk that the infringer will defend itself through a counterclaim of patent invalidity or other such claims. Subsequent legal action could potentially overturn, invalidate or limit the scope of our patents.

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

Item 3. Key Information (cont.)

Item 3.D Risk Factors (cont.)

Our operations may be adversely affected by the effects of extreme weather conditions or other interruptions in the timely transportation of specimens.

We may be required to transport specimens from the U.S. or other distant locations to our laboratory located in Melbourne, Australia. Our operations may be adversely impacted by extreme weather conditions or other interruptions such as the COVID pandemic in the timely transportation of such specimens or otherwise to provide our services, from time to time. The occurrence of any such event and/or a disruption to our operations as a result may harm our reputation and adversely impact our results of operations.

Our CIT Platform will expose us to various risks.

Our Consumer Initiated Testing platform (CIT), allows consumers to directly request any of our tests online with a practitioner involved in the process via telemedicine, will be subject to various risks, including but not limited to:

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

Discontinuation or recalls of existing testing products or our customers using new technologies to perform their own tests could adversely affect the Company’s business. Manufacturers may discontinue or recall reagents, test kits or instruments used by us to perform laboratory testing. Such discontinuations or recalls could adversely affect our costs, testing volume and revenue. In addition, advances in technology may lead to the development of more cost-effective technologies such as point-of-care testing equipment that can be operated by physicians or other healthcare providers in their offices or by patients themselves without requiring the services of freestanding clinical laboratories. Development of such technology and its use by our customers could reduce the demand for our laboratory testing services and the utilisation of certain tests offered by us and negatively impact our revenues.

Even if we are able to successfully transition our current lab facilities into a COVID-19 testing facility, there can be no assurances that we will generate revenue from COVID-19 testing.

The Company has not had any material conversations or entered into any agreements with a third party regarding the performance of COVID-19 testing and there is no guarantee that we will ever enter into any such agreements. As a result, despite our potential ability to conduct COVID-19 testing, there can be no assurances that we will be able to commercialise such ability to generate any revenue.

We may not be able to produce a PRS test that successfully allows for the assessment of risk in fully vaccinated populations

In response to the global COVID-19 pandemic, we have completed the development of our COVID-19 risk test, which we believe may allow for the assessment of risk of an individual contracting a serious disease as a result of the contracting the COVID-19 virus (see “Recent Developments”). We may be unable to produce a test that successfully allows for the assessment of risk in a in fully vaccinated populations. If the outbreak is effectively contained or the risk of infection is diminished or eliminated before we can successfully develop and manufacture a PRS test, we may be unable to successfully generate revenue from the development of the PRS test. Our business could be negatively impacted by our allocation of significant resources to a global health threat that is unpredictable and could rapidly dissipate or against which our PRS test, if developed, may not be deemed useful or effective enough by the market.

Item 3. Key Information (cont.)

Item 3.D Risk Factors (cont.)

Because the PRS test may not be able to obtain necessary regulatory clearance, we may not generate any revenue.

All of our existing products are subject to regulation in Australia by CLIA, the U.S. by the FDA and/or other domestic and international governmental, public health agencies, regulatory bodies or non-governmental organisations. The process of obtaining required approvals or clearances for a potential new product varies according to the nature of and uses for a specific product. These processes can involve lengthy and detailed laboratory testing, human clinical trials, sampling activities, and other costly, time-consuming procedures. The submission of an application to a regulatory authority does not guarantee that the authority will grant an approval or clearance for the product. Each authority may impose its own requirements and can delay or refuse to grant approval or clearance, even though a product has been approved in another country. The time taken to obtain approval or clearance varies depending on the nature of the application and may result in the passage of a significant period of time from the date of submission of the application. Delays in the approval or clearance processes increase the risk that we will not succeed in introducing or selling the subject products, and we may be required to abandon the PRS after devoting substantial time and resources to its development.

If our PRS test receives necessary CLIA and FDA approvals, it will be subject to continuing governmental regulations and additional foreign regulations.

If the FDA determines that enforcement discretion is not appropriate or that LDTs are generally subject to FDA regulation and that premarket review, including clearance or approval, is required for our PRS tests or any of our future tests, diagnostic test kits that we may develop, or other products that would be classified as medical devices, the process of obtaining regulatory clearances or approvals to market a medical device can be costly and time consuming, and we may not be able to obtain these clearances or approvals on a timely basis, if at all. In particular, the FDA permits commercial distribution of a new medical device only after the device has received clearance under Section 510(k) of the Federal Food, Drug and Cosmetic Act, or is the subject of an approved premarket approval application, or PMA unless the device is specifically exempt from those requirements. The FDA will clear marketing of a lower risk medical device through the 510(k) process if the manufacturer demonstrates that the new product is substantially equivalent to other 510(k)-cleared products. High risk devices deemed to pose the greatest risk, such as life-sustaining, life-supporting, or implantable devices, or devices not deemed substantially equivalent to a previously cleared device, require the approval of a PMA. The PMA process is more costly, lengthy and uncertain than the 510(k)-clearance process. A PMA application must be supported by extensive data, including, but not limited to, technical, preclinical, clinical trial, manufacturing and labeling data, to demonstrate to the FDA’s satisfaction the safety and efficacy of the device for its intended use. Our currently commercialised products have not received FDA clearance or approval, as they are marketed under the FDA’s enforcement discretion for LDTs. Even if regulatory clearance or approval of a product is required and granted, such clearance or approval may be subject to limitations on the intended uses for which the product may be marketed and reduce our potential to successfully commercialise the product and generate revenue from the product. If the FDA determines that our promotional materials, labeling, training or other marketing or educational activities constitute promotion of an unapproved use, it could request that we cease or modify our training or promotional materials or subject us to regulatory enforcement actions.

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

Item 3. Key Information (cont.)

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

The COVID-19 pandemic is having a negative impact on global markets and business activity, which has had an effect on the operations of the Company, including but not limited to, that sales of our products have been impacted not only by the inability for consumers to visit their practitioners but also the difficulty our sales team is having in arranging face to face meetings with practitioners. Our sales team has found it very difficult to reach practitioners to build on the sales momentum created prior to the pandemic,. Additionally, in response to the COVID-19 pandemic, the Company has done the following:

●

Moved forward with its Consumer Initiated Testing platform (CIT), as previously announced on April 1, which allows for consumers to directly request any of the Company’s tests online with a practitioner involved in the process via telemedicine. The platform is live, which we believe it will ensure that sales will be able to recommence in the event a lockdown is maintained and it opens up another significant sales channel.

●	We have also launched the Polygenic Risk Score (or PRS) test for COVID-19, which will allow for the assessment of risk of an individual contracting a serious disease as a result of the contracting the COVID-19 virus. The proposed test will be designed using the same strategies used to build our existing GeneType for breast and colorectal cancer tests. Our objective will be to produce a test that can predict “disease severity” using either genetic information alone (PRS) or a combination of genetic and clinical information. Biobank data will be interrogated to discover any informative genetic and phenotypic associations.

These new COVID-19 related activities will provide some revenue opportunities for us in the short term and will assist in the development of additional tests the Company is currently working on. We have not made significant progress to date that would lead to orders or requests to increase capacity and there is no guarantee we will ever receive orders or requests.

Item 3. Key Information (cont.)

Item 3.D Risk Factors (cont.)

Risks Related to our Securities

Our ADSs may be delisted from the NASDAQ Capital Market.

In 2019, we were subject to NASDAQ delisting proceedings as a result of our failure to maintain the bid price of the ADS above the minimum $1.00 per share requirement and because our reported stockholders’ equity was less than the minimum specified amount of $2,500,000 as of December 31, 2018. We regained compliance with NASDAQ’s Listing Rules with respect to our bid price as a result of the adjustment to the ratio of the ADSs that took effect on August 15, 2019, and we regained compliance with the minimum stockholders’ equity requirement by raising gross proceeds of approximately $3,043,000 in a rights offering completed on October 29, 2019. On November 6, 2019, we received a letter from NASDAQ notifying us that we had regained compliance with the equity rule (the “Compliance Letter”).

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

On April 2, 2020, we closed a registered direct offering of 1,028,574 ADSs, at a purchase price of $1.75 per ADS (the “First April Offering”). H.C. Wainwright & Co., LLC acted as the placement agent for this offering. We intend to use the net proceeds from this offering to support the introduction and distribution of our new products in the United States, for general product research and development, including the development of polygenic risk tests with TGen in the United States, for implementation of our consumer initiated testing platform, and for working capital. The Company issued 40,114,200 warrants to H.C. Wainwright & Co on April 3, 2020, exercisable at US$0.00365 each, expiring in 5 years from issue date. The warrants are exercisable for fully paid ordinary shares.

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

On April 22, 2020, we closed a registered direct offering of 722,502 ADSs at a purchase price of $2.00 per ADS (the “Second April Offering,” and together with the First April Offering, the “April Offerings”). H.C. Wainwright & Co., LLC acted as the placement agent for this offering. We intend to use the net proceeds of this offering to support the introduction and distribution of our new products in the United States, for general product research and development, including the development of polygenic risk tests with TGen in the United States, for implementation of our consumer initiated testing platform and preparation for potential COVID-19 testing as well as for working capital. The Company issued 28,177,578 warrants to H.C. Wainwright & Co on April 22, 2020, exercisable at US$0.00417 each, expiring in 5 years from issue date. The warrants are exercisable for fully paid ordinary shares.

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

On July 21, 2020, we closed a registered direct offering of 1,025,000 American Depository Shares (ADSs), each representing six hundred (600) of the Company’s ordinary shares, at a purchase price of United States Dollars (US$) US$5.00 per ADS - or in Australian dollars $0.012 per ordinary share. The gross proceeds for this offering were approximately US$5.1 million. Against the offering, the Company agreed to issue 39,975,000 warrants exercisable at US$0.0104 each, expiring in 5 years from issue date, to H.C. Wainwright & Co which would form part of cost of raising capital.

As of August 25, 2020, the Company has regained compliance with the equity requirement of NASDAQ Listing Rule 5550(b)(1), as required by the Hearings Panel decision dated May 12, 2020.

On January 25, 2021, we closed a registered direct offering of 1,250,000 American Depository Shares (ADSs), each representing six hundred (600) of the Company’s ordinary shares, at a purchase price of United States Dollars (US$) US$5.25 per ADS - or in Australian dollars $0.01125 per ordinary share. The gross proceeds for this offering was approximately US$6.56 million. Against the offering, the Company agreed to issue 48,750,000 warrants exercisable at US$0.010938 each, expiring in 5 years from issue date, to H.C. Wainwright & Co which would form part of cost of raising capital. The said warrants are subject to shareholder approval.

However, there can be no assurance that we will be successful in these in maintaining net assets compliance and our securities will remain listed on the NASDAQ Capital Market. The delisting of our ADSs by NASDAQ would have material negative impacts on the liquidity of our securities and our ability to raise future capital.

Item 3. Key Information (cont.)

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

Since our listing on the Australian Securities Exchange in August 2000, the price of our Ordinary Shares has ranged from a low of A$0.006 to a high of A$0.88 per share. Further fluctuations are likely to occur due to events which are not within our control and general market conditions affecting the biotechnology sector or the stock market generally.

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

We have never declared or paid a cash dividend on our Ordinary Shares and we do not anticipate doing so in the foreseeable future. We intend to retain future cash earnings, if any, for reinvestment in the development and expansion of our business. Whether we pay cash dividends in the future will be at the discretion of our Board of Directors and may be dependent on our financial condition, results of operations, capital requirements and any other factors our Board of Directors decides is relevant. As a result, an investor may only recognise an economic gain on an investment in our stock from an appreciation in the price of our stock, which is uncertain and unpredictable. There is no guarantee that our Ordinary Shares will appreciate in value or even maintain the price at which an investor purchased the Ordinary Shares.

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

Item 3. Key Information (cont.)

Item 3.D Risk Factors (cont.)

Because we are not required to provide you with the same information as an issuer of securities based in the United States, you may not be afforded the same protection or information you would have if you had invested in a public corporation based in the United States.

We are exempt from certain provisions of the Securities Exchange Act of 1934, as amended, commonly referred to as the Exchange Act, that are applicable to U.S. public companies, including (i) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q and current reports on Form 8-K; (ii) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorisations in respect of a security registered under the Exchange Act; and (iii) the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time. The exempt provisions would be available to you if you had invested in a U.S. corporation.

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

Item 4. Information on the Company

Item 4.A History and Development of the Company

Originally incorporated under the laws of Western Australia on January 5, 1987, as Concord Mining N.L. the Company operated as a mining company. On August 13, 1991, the Company changed its name to Consolidated Victorian Gold Mines N.L. On December 2, 1991, the Company changed its name to Consolidated Victorian Mines N.L. On March 15, 1995, the Company changed its name to Duketon Goldfields N.L.

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

In November 2016, the Company executed an exclusive worldwide license agreement with The University of Melbourne, for the development and commercialisation of a novel colorectal cancer (CRC) risk assessment test, providing the Company with an opportunity to enhance its pipeline of risk assessment products. Additionally, in June 2017, the Company executed an investigator-initiated Research Agreement with The Ohio State University, reflecting the growing awareness of the Company’s expertise in SNP- based risk assessment.

During 2018, the Company executed a further collaborative research and services agreement with The University of Melbourne, with the research designed to broaden the applicability of BREVAGenplus, enabling its use by women with extended family history of breast cancer as well as increase the range of factors analysed in assessing breast cancer.

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

In June 2020, the Company received US Patent No: US10,683,549, Methods for assessing risk of developing breast cancer. The Company is the first company in the world to successfully commercialise a polygenic risk test for breast cancer. The granted patent covers the Company’s proprietary panels of single nucleotide polymorphisms (SNPs) and the combination of clinical and phenotypic risk models to create the most comprehensive risk assessment tool on the market: GeneType for Breast Cancer.

The Company hired and trained a new internal sales employee to educate doctors on the Company’s polygenic risk score (PRS) tests and introduce them to preventative health strategies. The Company had a very positive response from doctors. Initial test results showed 10 per cent of subjects were high risk and 41 per cent were moderate risk. The Company believes that these results will help create personalised strategies specifically designed for the patient risk profile. We think early indications show the tests lead to better screening compliance and to the development of personalised screening solutions. This confirms the Company’s objective of focusing on preventative health rather than ‘after the fact’ medicine. However, there is no guarantee that the PRS tests will generate any substantial income for the Company in the near future or at all.

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

The Company has developed a polygenic risk score (PRS) test for COVID-19, which may enable an assessment of the risk of people developing a serious disease should they contract the virus. The test aims to predict disease severity using a combination of genetic and clinical information.

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

The SNP array panel is a key reagent the Company needs to process the polygenic risk test portion of the COVID-19 risk test. The test aims to categorise subjects as being at high, average, or low risk of developing life-threatening conditions due to COVID-19.

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

●	The Company plans to submit a complete technical package to the Centres for Medicare and Medicaid Services (CMS) for review and approval. Clinical Laboratory Improvement Amendments (CLIA) turn-around time for approval is expected to be approximately 45 days from submission;
●	Submission of the technical file to include scientific literature, algorithm validation, laboratory network validation, and laboratory procedural documentation; and
●	NATA to provide an assessment after an internal review of the final independent data set for test validation.

The test should give risk stratification information which may help personal and population management in two ways, to:

●	Guide quarantine measures on a personal, local, and national scale; and
●	Prioritise vaccination

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

The Company executed an acquisition agreement (“Acquisition Agreement”) on July 19th, 2021 to acquire the direct-to-consumer eCommerce business and distribution rights associated with General Genetics Corporation and its associated brands trading as EasyDNA, from BelHealth Investment Fund LP. The Acquisition Agreement provides for the acquisition of all brands, websites and reseller agreements associated with EasyDNA. This includes over 70 websites in 40 countries and six brand identities. Under the terms of the Acquisition Agreement, the Company will acquire 100% of EasyDNA’s brands and assets within the General Genetics Corporation business for a purchase price of US$4 million, comprising cash consideration of US$2.5 million and US$1.5 million worth of GTG securities in the nature of ADRs.

Item 4. Information on the Company (cont.)

Item 4.A History and Development of the Company (cont.)

Corporate Information

The Company’s registered office, headquarters and laboratory is located at 60-66 Hanover Street, Fitzroy, Victoria, 3065, Australia and its telephone number is +61 3 8412 7000. The office of its U.S. subsidiary, Phenogen Sciences Inc., is located at 1300 Baxter Street, Suite 157, Charlotte, North Carolina, 28204 U.S.A. The telephone number for the Phenogen Sciences Inc. office is (704) 926 5700. The Company’s website address is www.gtglabs.com. The information in its website is not incorporated by reference into this Annual Report and should not be considered as part of this Annual Report.

The Company’s Australian Company Number (ACN) is 009 212 328. The Company’s Australian Business Number (ABN) is 17 009 212 328. The Company operates pursuant to its constitution, the Australian Corporations Act 2001, the Listing Rules of the Australian Securities Exchange, the Marketplace Rules of The NASDAQ Stock Market, and where applicable, local, state and federal legislation in the countries in which the Company operates.

Item 4.B Business Overview Description of Business

Founded in 1989, Genetic Technologies listed its Ordinary Shares on the ASX (GTG) in 2000 and its ADSs on NASDAQ’s Capital Market (GENE) in 2005. Genetic Technologies is a molecular diagnostics company that offers predictive testing and assessment tools to help physicians proactively manage women’s health. The Company’s legacy product, BREVAGenplus, was a clinically validated risk assessment test for non-hereditary breast cancer and was first in its class. BREVAGenplus improved upon the predictive power of the first generation BREVAGen™ test and was designed to facilitate better informed decisions about breast cancer screening and preventive treatment plans. BREVAGenplus expanded the application of BREVAGen™ from Caucasian women to include African Americans and Hispanics and was directed towards women aged 35 years or above who have not had breast cancer and have one or more risk factors for developing breast cancer.

The Company successfully launched the first generation BREVAGen™ test across the U.S. via its U.S. subsidiary Phenogen Sciences Inc., and believes the addition of BREVAGenplus, launched in October 2014, significantly expanded the applicable market. The Company marketed BREVAGenplus to healthcare professionals in comprehensive breast health care and imaging centers, as well as to obstetricians/gynecologists (OBGYNs) and breast cancer risk assessment specialists (such as breast surgeons).

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

In June 2020, the Company received US Patent No: US 10,683,549, Methods for assessing risk of developing breast cancer. The Company is the first company in the world to successfully commercialise a polygenic risk test for breast cancer. The granted patent covers the Company’s proprietary panels of single nucleotide polymorphisms (SNPs) and the combination of clinical and phenotypic risk models to create the most comprehensive risk assessment tool on the market: GeneType for Breast Cancer.

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

In October 2014, the Company announced the U.S. release of BREVAGenplus, an easy-to-use predictive risk test for the millions of women at risk of developing sporadic, or non-hereditary, breast cancer, representing a marked enhancement in accuracy and broader patient applicability, over its first generation BREVAGen™ product. The Company also made a pivotal change of sales and marketing emphasis toward large comprehensive breast treatment and imaging centers, which are more complex entities with a longer sales cycle, but higher potential.

GeneType for Breast Cancer; a State-of-the-Art Breast Cancer Risk Assessment Test designed to enable a more personalised breast cancer risk assessment in a greater number of women

The identification, in 2007, of a number of single nucleotide polymorphisms (SNPs), each with an associated small relative risk of breast cancer, led to the development of the first commercially available genetic risk test for sporadic breast cancer, BREVAGen™. The Company launched the product in the U.S. in June 2011. In October 2014, the Company released its next generation breast cancer risk assessment test, BREVAGenplus. This new version of the test incorporated a 10-fold expanded panel of genetic markers (SNPs), known to be associated with the development of sporadic breast cancer, providing an increase in predictive power relative to its first-generation predecessor test. In addition, the new test was clinically validated in a broader population of women including, African American and Hispanic women. This increased the applicable market beyond the Caucasian only indication of the first-generation test, and simplified the marketing process in medical clinics and breast health centers in the U.S.

The expanded panel of SNPs incorporated into our breast cancer tests were identified from multiple large-scale genome-wide association studies and subsequently tested in case-control studies utilising specific Caucasian, African American and Hispanic patient samples.

BREVAGenplus was a first-in-class, clinically validated, predictive risk test for sporadic breast cancer which examined a woman’s clinical risk factors, combined with seventy-seven scientifically validated genetic biomarkers (SNPs), to allow for more personalised breast cancer risk assessment and risk management.

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

Item 4. Information on the Company (cont.)

Item 4.B Business Overview (cont.)

Physicians who order clinical tests for their patients have historically represented the primary source of its testing volume. Fees invoiced to patients and third parties are based on its fee schedule, which may be subject to limitations imposed by third-party payers. The clinical laboratory industry is highly regulated and subject to significant and changing Federal and state laws and regulations. These laws and regulations affect key aspects of the Company’s business, including licensure and operations, billing and payment for laboratory services, sales and marketing interactions with ordering physicians, security and confidentiality of health information, and environmental and occupational safety. Oversight by government officials includes regular inspections and audits. The Company seek to and believe that it conducts business in compliance with all applicable laws and regulations.

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

The tests on samples provided through the Company’s products are processed at its laboratory in Melbourne, Australia. The Company’s laboratory completed its first CLIA inspection under CLIA guidelines and received its certificate of compliance effective November 17, 2011. A re-certification from CMS i.e. paper survey, was performed in November 2013 and another on-site re-certification followed up in February 2016. Paper surveys were conducted in November 2017 and December 2019. Furthermore, the Company’s laboratory completed its first CLEP inspection under the NYS DOH CLEP guidelines and received its certificate of compliance effective August 30, 2013. Since the initial survey, the laboratory has been successful in submitting documents via the NYS eCLEP Health Commerce System for each subsequent year to date. Although no firm date has been provided, the laboratory is expecting an on-site visit in the near future.

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

HIPAA and other privacy laws

The Health Insurance Portability and Accountability Act of 1996 (“HIPAA”), established comprehensive federal standards for the privacy and security of health information. The HIPAA standards apply to three types of organisations: health plans, healthcare clearing houses, and healthcare providers that conduct certain healthcare transactions electronically (“Covered Entities”). Title II of HIPAA, the Administrative Simplification Act, contains provisions that address the privacy of health data, the security of health data, the standardisation of identifying numbers used in the healthcare system and the standardisation of certain healthcare transactions. The privacy regulations protect medical records and other protected health information by limiting their use and release, giving patients the right to access their medical records and limiting most disclosures of health information to the minimum amount necessary to accomplish an intended purpose. The HIPAA security standards require the adoption of administrative, physical, and technical safeguards and the adoption of written security policies and procedures.

On February 17, 2009, Congress enacted Subtitle D of the Health Information Technology for Economic and Clinical Health Act, or HITECH, provisions of the American Recovery and Reinvestment Act of 2009. HITECH expanded and strengthened HIPAA, created new targets for enforcement, imposed new penalties for noncompliance and established new breach notification requirements for Covered Entities. Regulations implementing major provisions of HITECH were finalised on January 25, 2013, through publication of the HIPAA Omnibus Rule (the “Omnibus Rule”).

Item 4. Information on the Company (cont.)

Item 4.B Business Overview (cont.)

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

Environmental and Safety Laws and Regulations

The Company is subject to laws and regulations related to the protection of the environment, the health and safety of employees and the handling, transportation and disposal of medical specimens, infectious and hazardous waste and radioactive materials. For example, the U.S. Occupational Safety and Health Administration (“OSHA”) has established extensive requirements relating specifically to workplace safety for healthcare employers in the U.S. This includes requirements to develop and implement multi-faceted programs to protect workers from exposure to blood-borne pathogens, including preventing or minimising any exposure through needle stick injuries. For purposes of transportation, some biological materials and laboratory supplies are classified as hazardous materials and are subject to regulation by one or more of the following agencies: the U.S. Department of Transportation, the U.S. Public Health Service, the U.S. Postal Service and the International Air Transport Association. The Company generally use third- party vendors to dispose of regulated medical waste, hazardous waste and radioactive materials and contractually require them to comply with applicable laws and regulations.

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

Item 4. Information on the Company (cont.)

Item 4.B Business Overview (cont.)

With COVID-19 social distancing impacting on the Company’s ability to fully engage with physicians, the Company introduced a consumer-initiated testing (CIT) platform. This sales pipeline deviates from a traditional sales approach that targets clinicians. Instead it allows patients to request a test directly, with clinician oversight of the testing process through an independent provider network and telemedicine.

The Company presented its latest technology and world-leading tests at the 2020 JP Morgan Healthcare Conference in January. The presentation coincided with the successful launch of the Company’s new tests and the introduction of the Company’s new management to the U.S. market.

The Company is finalising verification of the diabetes test in its Australian laboratory. The Company has completed its marketing collateral, and plan to launch once more normal conditions return post COVID-19.

Reimbursement and Clinical Studies

Prior to April 2017, the Company’s payment model relied on a traditional reimbursement system by Preferred Provider Organisations (“PPOs”) and other third-party payers, which required credentialing its products with those payers. With effect from April 1, 2017, the Company transitioned to a direct patient self-pay program. Converting to a direct pay relationship with patients was aimed at providing economic and process certainty to the transaction for the healthcare provider and the patient. The change eliminated reimbursement issues from PPO and other third-party payors, including low levels of reimbursement, prolonged payment time, patient confusion around eligibility and financial responsibility and poor coverage.

This shift also has reduced the Company’s reliance on clinical utility studies that had been designed as a means to achieve reimbursement coverage through the private insurers. The Company recognised however that scientific papers are an essential marketing tool, and that scientific and clinical data are key drivers to help strengthen our commercial position. The Company intends to explore opportunities to engage in further research collaborations to support clinical utility. Physicians and the major breast health centers seek multiple points of confirmation that the medical device works as intended and leads to a meaningful improvement in women’s health. Therefore, the more papers that are published regarding the Company’s genetic tests, profiling product performance characteristics including clinical validity and utility, the more likely physicians will be to use the tests.

The Company had previously conducted multiple scientific studies to develop and validate the first generation BREVAGen™ test and also created two health economic models to demonstrate potential cost savings and health benefits associated with the BREVAGen™ test. Importantly, the research undertaken and published based on the original version of the Company’s test remains applicable to its new GeneType for Breast Cancer and GeneType for Colorectal Cancer tests.

Research & Development Projects

During the year ended June 30, 2021, the Company supported the following research and development programs, details of which are provided below:

●	COVID Severity Risk Test (GeneType for COVID Severity)

●	Breast Cancer Risk Assessment Test (GeneType for Breast Cancer)

●	Colorectal Cancer Risk Assessment Test (GeneType for Colorectal Cancer)

●	Research collaboration with Translational Genomics Research Institute (“TGen”)

●	Research Agreement executed with Memorial Sloan Kettering New York Cambridge University

●	Research collaboration with The Ohio State University

●	Expanded range of other cancer and disease target predictive risk assessment tests

In previous years, other projects, which have since been terminated or otherwise commercialised, have also been supported by the Company. The Company is constantly seeking new opportunities and plans to focus more on research and development activities in the future. In addition, the Company plans on having its science and management team engage with the world’s leading scientific experts working on predictive genetic testing and its role within world health systems. Historically, some projects have arisen from new inventions made by the Company while some have been made by others who have approached the Company seeking collaboration and support for their activities.

Item 4. Information on the Company (cont.)

Item 4.B Business Overview (cont.)

Collaboration with The University of Melbourne

On November 29, 2016, the Company announced the signing of an exclusive worldwide license agreement with The University of Melbourne for the development and commercialisation of a novel colorectal cancer (CRC) risk assessment test. The core technology behind this test was developed by a research team at the University’s Centre for Epidemiology and Biostatistics, with results from preliminary modelling studies first published online in Future Oncology on 1 February 2016, in a Paper entitled “Quantifying the utility of single nucleotide polymorphisms to guide colorectal cancer screening,” 2016 Feb: 12(4), 503-13. This simulated case-control study of 1 million patients indicated that a panel of 45 known susceptibility SNPs can stratify the population into clinically useful CRC risk categories. In practice, the technology could be used to identify people at high risk for CRC who should be subjected to intensive screening, ultimately reducing the risk of occurrence and death from the disease. Those identified as low risk of CRC can be spared expensive and invasive screening, thereby preventing adverse events and unjustified expenses.

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

TGen Collaboration

In September 2019, the Company signed a three-year collaboration agreement with Translational Genomics Research Institute (TGen). The agreement includes cooperation in the design feasibility analysis of clinical research studies. The analysis is designed to support the Company’s polygenic risk tests, by specifically identifying clinical applications or workflows, which would directly benefit by the addition of a polygenic risk test. For example, some of the Company’s patients may be ineligible for routine screening based on their age, but if identified as having an elevated risk by the Company’s polygenic tests, they may become eligible for such screening. The studies are designed to identify areas of such need to enable successful implementation of the Company’s polygenic tests in the clinical arena. TGen is an Arizona-based world leading non-profit biomedical research institute dedicated to conducting ground-breaking genetic research. TGen is affiliated with Duarte, a world-renowned independent research and treatment center for cancer, diabetes, and other life-threatening diseases.

The collaboration with TGen will focus on a clinical utility as the first stage, working with TGen’s extensive network of cancer center clinicians. The wide-ranging collaboration will cover distribution channels, reimbursement strategy, further research, and potential for the establishment of a new laboratory facility. The Company and TGen plan to develop a commercialisation strategy and infrastructure for a suite of polygenic risk tests for the U.S. market, and set up the necessary fund-raising diseases.

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

Research Collaboration with The Ohio State University

On June 15, 2017 the Company executed a Clinical Study Agreement with The Ohio State University, Technology Commercialisation Office and Division of Human Genetics. This is an “investigator-initiated” study in which the Company was approached to be the collaborating partner, reflecting the growing awareness of the Company’s expertise in SNP-based risk assessment.

Item 4. Information on the Company (cont.)

Item 4.B Business Overview (cont.)

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

Collaboration with Shivom

The Company entered into an agreement with Shivom in March 2018. Shivom is a biotechnology data and analysis company that optimises the way DNA is shared, secured and analysed. Under the agreement, Shivom would provide genetic population data for the development of an Indian market polygenic predictive diabetes test to be developed by the Company, as well as future genetic tests it develops, and its CLIA laboratory facilities would be used to develop a regulatory approval strategy for the distribution of completed products. To date, the parties have not commenced development activities under this agreement.

Competition

The medical diagnostics and biotechnology industries are subject to intense competition. As more information regarding cancer genomics and personalised medicine becomes available to the public, the Company anticipates that more products aimed at identifying cancer risk will be developed and that these may compete with its products. However, the use of Single Nucleotide Polymorphisms (SNPs), for disease risk prediction is still a relatively new field of medicine.

Until recently, there have been no active direct competitors marketing an assay similar to that of the Company’s breast cancer risk assessment products in the sporadic breast cancer risk assessment space. However, in March 2019, Genomics PLC announced that it was developing polygenic risk tests for several common diseases including breast cancer. In addition, Myriad Genetic Laboratories Inc. announced in December 2017 that it will market a new breast cancer risk-prediction tool, which the Company believes will compete with its GeneType for Breast Cancer test. Similarly, Ambry Genetics Corporation sells a precision risk tool that provides lifetime breast cancer risk information. Other organisations such as 23andMe and Color Genomics in the U.S. have also over the past few years developed SNP based risk tests that whilst not currently direct competitors to the Company’s products, are attracting significant consumer interest.

In recent years, a number of other organisations, including deCODE (Iceland), 23andMe, Intergenetics, and Navigenics (subsequently acquired by Life Technologies — now ThermoFisher) have attempted to commercialise SNP-based genetic tests, to both physicians and consumers, to assess sporadic breast cancer risk in relevant patient populations. But either due to a lack of adequate and compelling scientific validation, and/or sufficient commercial impetus and capability, these efforts have led to lackluster market adoption, resulting in either the dissolution of these businesses or a marked change in their strategy. New entrants that the Company are aware of that are in early stages of product development include Counsyl Inc. and Invitae Corporation in the U.S.

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

Item 4. Information on the Company (cont.)

Item 4.B Business Overview (cont.)

Australian Disclosure Requirements

Business Strategies and Prospects for Future Years

The Company’s competitive position in the genetic testing area is based upon, amongst other things, its ability to:

●	continue to strengthen and maintain scientific credibility through the process of obtaining scientific validation through clinical trials supported by peer-reviewed publication in medical journals;

●	create and maintain scientifically advanced technology and offer proprietary products and services;

●	continue to strengthen and improve the messaging regarding the importance and value that the Company’s cancer risk assessment tests provide to patients and physicians;

●	diversify the Company’s product offerings in disease types other than breast and colorectal cancer;

●	obtain and maintain patent or other protection for the Company’s products and services;

●	obtain and maintain required government approvals and other accreditations on a timely basis; and

●	successfully market the Company’s products and services.

If the Company is not successful in meeting these goals, its business could be adversely affected. Similarly, the Company’s competitors may succeed in developing technologies, products or services that are more effective than any that it is developing or that would render the Company’s technology and services obsolete, noncompetitive or uneconomical.

Dividends

No dividends were paid during the course of the fiscal year ended June 30, 2021. There are no dividends or distributions recommended or declared for payment to members, but not yet paid, during the year.

Item 4. Information on the Company (cont.)

Item 4.C Corporate Structure

The diagram below shows the Company’s corporate structure as of the date of this Annual Report. All of the Company’s subsidiaries in the chart below are wholly owned.

Item 4.D Property, Plant and Equipment

As at date of this Report, the Company has executed two leases in respect of premises occupied by the Company.

Fitzroy, Victoria

The Company rents offices and laboratory premises located at 60-66 Hanover Street, Fitzroy, Victoria, Australia (an inner suburb of Melbourne) from Crude Pty. Ltd. In June 2020, the three-year lease was extended by 6 months and is now due to expire on February 28, 2022. The total rental charge in respect of the year ended June 30, 2021 was approximately A$358,020.

Item 4. Information on the Company (cont.)

Item 4.D Property, Plant and Equipment (cont.)

Charlotte, North Carolina

Phenogen Sciences Inc., the Company’s U.S. subsidiary, rents office premises located at 1300 Baxter Street, Suite 157, Charlotte, North Carolina, U.S. from Midtown Area Partners LLC. The original lease expired on October 31, 2017. It was then followed by a month-to-month lease. A lease agreement was signed on July 10, 2020 for a three-year term, commencing on August 1, 2020 and expiring July 31, 2023. The total rental expense towards the premise for the year ended June 30, 2021 was A$23,800.

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

Item 5.A Operating Results

Overview

Founded in 1989, Genetic Technologies is an established Australian-based molecular diagnostics company that offers predictive genetic testing and risk assessment tools. During the year ended June 30, 2015, the Company divested its interest in other genetic testing services, which up until then, together with licensing of non-coding technology, had provided the main source of income to fund operations, to concentrate on the principal activity of the provision of molecular risk assessment tests for cancer.

The Company’s revenues during its years ended June 30, 2021, 2020 and 2019 were generated principally by sales of its BREVAGenplus breast cancer risk assessment test. However, during 2017, management determined that sales of this product were insufficient to defray the costs of the sales team. By late 2017, management decided that its sales strategy was not working and disbanded much of the sales infrastructure in the U.S. and transitioned to an ecommerce-based sales solution. Management then designed a “pivot plan” in an effort to reposition the Company and refine and improve products and reload with a newly developed approach to market. To that end, the Company has introduced its ‘GeneType for Colorectal Cancer’ and ‘GeneType for Breast Cancer’ genetic tests to healthcare providers through a global network of distribution partners.

With COVID-19 social distancing impacting on the Company’s ability to fully engage with physicians, the Company has brought forward its plans to introduce a consumer-initiated testing (CIT) platform. This sales pipeline deviates from a traditional sales approach that targets clinicians. Instead, it allows patients to request a test directly, with clinician oversight of the testing process through an independent provider network and telemedicine. The Company has started negotiations with its preferred independent provider network which will oversee patient ordering of the CIT pipeline. The Company has entered into binding agreements and has launched its CIT platforms in the second half of 2021.

Since inception up to June 30, 2021, the Company has incurred A$143,075,218 in accumulated losses. The Company’s losses have resulted principally from costs incurred in research and development, general and administrative and sales and marketing costs associated with its operations. Further losses are anticipated as the Company continues to invest in new genetic testing product research and development, and explore optimal distribution methodologies to commercialise its product offering. Refer to the Financial Statements section in Item 18.

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

Item 5.A Operating Results (cont.)

Critical Accounting Policies

The accounting policies which are applicable to the Company are set out in Notes 2 of the attached financial statements.

Comparison of the year ended June 30, 2021 to the year ended June 30, 2020

Revenues from operations

During the 2021 financial year, the Company’s consolidated gross revenues from continuing operations, excluding other revenue, increased by A$110,690 from A$9,864 to A$120,554 when compared to previous year. The increase in revenue resulted from the three-year co-exclusive license agreement with Infinity Biologyx (IBX) announced on March 3, 2021 for the production, distribution, sales and marketing of GTG’s COVID-19 Risk Test in the US with the product launched at the end of May 2021.

Cost of sales

The Company’s cost of sales from continuing operations increased by A$109,516 (44%) from A$251,511 in the previous financial year to A$361,027 in the current financial year. Direct materials utilised for GeneType for Breast Cancer and GeneType for Colorectal Cancer, increased by A$33,418 (40%) from A$82,516 to A$115,934 due to an increased number of revenue free sample tests conducted during the year. Depreciation expense attributable to the laboratory testing equipment increased by $37,188 (88%) due to the purchase of new equipment in anticipation of process improvements. There was an increase in inventories written-off by A$35,606 to A$54,523 in the current financial year when compared to A$18,917 in the previous financial year.

The Australian and US segments contributed A$351,971 and A$9,056 respectively of the total cost of sales in the current year. The Australian segment incurred the majority of the costs since the Company operates its testing activities through its own laboratory in Australia.

Selling and marketing expenses

Selling and marketing expenses increased by A$482,556 (76%) from A$637,295 to A$1,119,851 when compared to the previous year. Major movements during the year related to personnel costs which increased by A$200,921 (53%) to A$576,753 in the current financial year from A$375,832 in the previous financial year. The Company hired and trained a new internal sales force to educate doctors on our Polygenic Risk Score (or “PRS”) tests and introduced them to preventative health strategies. Additionally, other marketing costs increased to A$310,960 in the current financial year against A$27,750 in the prior year as the Company launched the Australian-based CIT platform. This platform will enable the sale of tests to be initiated directly by consumers in Australia and the US for both the GeneType for Breast Cancer and Colorectal Cancer tests.

General and administrative expenses

General and administrative expenses increased by A$99,762 (2%) to A$4,158,319 during the financial year when compared to A$4,058,557 in the previous financial year. The increase is mainly related to employee expenses which increased by $525,784 that, along with Performance Rights issued to the Directors, resulted in an increase in stock compensation expense of $729,018. The increase is offset by the reduction in various administration costs such as bank revaluation ($539,223), legal fees ($368,707), accounting fees ($120,890), SEC filing costs ($110,179) and share registry expenses ($107,475).

Laboratory, research and development costs

Laboratory, research and development costs increased by A$631,805 (26%) from A$2,477,578 to A$3,109,383 when compared to the previous year. Laboratory, research and development costs increased as the Company continued development, and accelerated commercialisation of its pipeline of the new PRS tests for a range of human disease types. Also under development are a suite of gene-panel tests for a range of hereditary cancers. The research and development activities cover the following diseases:

Breast cancer, Colorectal cancer, Prostate cancer, Ovarian cancer, Melanoma, Type-2-diabetes, Coronary artery disease, Atrial fibrillation, COVID severity.

Finance costs

Finance costs decreased by A$774 (5%) from A$14,823 to A$14,049 when compared to previous year. Finance costs incurred in 2021 and 2020 were primarily bank charges.

Non-operating income

Other income mainly consists of research and development tax incentive income received from the Australian Taxation Office. Research and development tax incentive income (or “R&D tax credit”) has increased by 33% from A$750,000 to A$997,908 when compared to the previous year. The R&D tax credit is recognised on an accruals basis when realisable. The higher R&D tax credit is due to the increasing expenses on the R&D activities. The Company also received A$287,883 in Government grants income for COVID-19 relief which included A$157,500 in respect of the Jobkeeper allowance. Other income also includes A$100,000 received in respect of the Export Market Development Grant

Other gains/losses

●	No impairment expense was recognised in the current year ended June 30, 2021 (2020: Nil).

Item 5. Operating and Financial Review and Prospects (cont.)

Item 5.A Operating Results (cont.)

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

Cost of sales

The Company’s cost of sales from continuing operations decreased by A$24,756 (9%) from A$276,267 in the previous financial year to A$251,511 in the current financial year. BREVAGenplus direct materials utilised increased by A$26,521 (47%) from A$55,995 to A$82,516 because of the increase in number of revenue free sample tests conducted along with the limited revenue generating tests during the year. Depreciation expense attributable to the laboratory testing equipment decreased by $12,992 (23%) whilst direct labor costs increased by A$3,989 because of a continued streamlining of the laboratory team to match the increase in number of tests (revenue generating and non-revenue generating). There was a decrease in inventories written-off by A$42,274 to A$18,917 in the current financial year when compared to A$61,191 in the previous financial year. The Australian segment of the cost of sales contributed A$243,506 and whereas the US segment contributed A$8,005 of the total cost of sales in the current year. The Australian segment had incurred majority of the costs since the Company operates its testing activities through its own laboratory in Australia.

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

General and administrative expenses

General and administrative expenses (excluding net foreign currency losses) increased by A$228,359 (6%) to A$4,058,557 during the financial year when compared to A$3,830,198 in the previous financial year. There was an increase in accounting costs by A$506,872 (565%) to A$596,510 in the current financial year when compared to A$89,638 in the previous financial year which is due to support provided by outsourced accounting teams for ad-hoc services and out of scope activities hired by the Company, increase in the legal fees by A$97,893 (27%) from A$356,750 to A$454,643 in the current year when compared to prior year and an increase in consulting fees by A$442,450 (329%) to A$577,058 in the current financial year when compared to A$134,608 in the previous financial year. The Company’s conscious effort to reduce administration costs resulted a decrease in employee expenses which reduced by A$942,410 (76%) to A$300,339 in the current financial year when compared to A$1,242,749 in the previous financial year, decrease in stock compensation expense by A$341,393 (104%) to A$(14,441) in the current financial year when compared to A$228,626 in the previous financial year due to the net impact of reversal of performance rights held by prior directors and the usual expense of share based payment.

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

Non-operating income

Other income mainly consists of research and development tax incentive income received from Australian Taxation Office. Research and development tax incentive income has decreased by 12% from A$856,707 to A$750,000 when compared to previous year. The research tax credit is recognised on an accrual basis when realisable. The lower research and development tax credit is due to completion of the development of GeneType for Breast Cancer and GeneType for Colorectal Cancer.

Other gains/losses

●	No impairment expense was recognised in the current year ended June 30, 2020 (2019: A$500,000).

Item 5. Operating and Financial Review and Prospects (cont.)

Item 5.A Operating Results (cont.)

Australian Disclosure Requirements

Significant Changes in the State of Affairs

There have been no significant changes within the state of affairs during the year ended June 2021 except as noted in the “Important Corporate Developments” section included in Item 4.A.

Likely Developments and Expected Results of Operations

The Company executed an acquisition agreement (“Acquisition Agreement”) on July 19th, 2021 to acquire the direct-to-consumer eCommerce business and distribution rights associated with General Genetics Corporation and its associated brands trading as EasyDNA, from BelHealth Investment Fund LP. The Acquisition Agreement provides for the acquisition of all brands, websites and reseller agreements associated with EasyDNA. This includes over 70 websites in 40 countries and six brand identities. Under the terms of the Acquisition Agreement, the Company will acquire 100% of EasyDNA’s brands and assets within the General Genetics Corporation business for a purchase price of US$4 million, comprising cash consideration of US$2.5 million and US$1.5 million worth of GTG securities in the nature of ADRs.

Environmental Regulations

Our operations are not subject to any significant environmental regulations under either Commonwealth of Australia or State/Territory legislation. We consider that adequate systems are in place to manage our obligations and are not aware of any breach of environmental requirements pertaining to us.

Item 5.B Liquidity and Capital Resources

Summary

Since inception, the Company’s operations have been financed primarily from capital contributions by our stockholders, proceeds from our licensing activities and revenues from operations, grants, and interest earned on the Company’s cash and cash equivalents.

Currently the Company’s overall cash position depends on completion of its research and development activities, overall market acceptance of and revenue generated by its new genetic testing products. The Company’s cash and cash equivalents were A$20,902,282 as of June 30, 2021.

During the year ended June 30, 2021, 2020 and 2019 the Company incurred total comprehensive losses of A$7,115,087, A$6,327,950 and A$6,401,936.

During the year ended June 30, 2021, 2020 and 2019 the Company’s net cash flows used in continuing operations were A$6,295,929, A$5,712,098 and A$6,073,182.

The additional capital raised during the financial year puts the Company in its best financial position for more than 2 years. The Company can expand and bring its comprehensive suite of risk assessment tests to market across both Australia and the US. The Company can also expand and upgrade the laboratory to incorporate next generation sequencing and high-density SNP arrays. These will allow-for the first time-risk assessments for 100 per cent of a person’s genomic risk, including monogenic, polygenic, clinical risk factors, and family history.

Going Concern. The longer-term viability of the Company and its ability to continue as a going concern and meet its debts and commitments as they fall due is dependent on the satisfactory completion of planned equity raisings which are not guaranteed.

The Company expects to continue to incur losses and cash outflows for the foreseeable future as it continues to invest resources in expanding the research and development activities in support of the distribution of existing and new products. Following successful capital raises in the last six months of the financial year, the Company has A$20,902,282 cash and cash equivalents as at June 30, 2021. In the Director’s opinion this will underpin the Company’s funding requirements for approximately two years. As a result, the financial statements have been prepared on a going concern basis.

Operating Activities. The Company’s net cash used in operating activities was A$6,295,929, A$5,712,098 and A$6,073,182 for the years ended June 30, 2021, 2020 and 2019, respectively. Cash used in operating activities for each period consisted primarily of losses incurred in operations reduced by non-cash items such as impairment expenses, depreciation and amortisation expenses, share based payments expenses, foreign exchange movements and unrealised profits and losses relating to investments. In approximate order of magnitude, cash outflows typically consist of staff-related costs, marketing expenses, service testing expenses, general and administrative expenses, legal/patent fees and research and development costs.

Item 5. Operating and Financial Review and Prospects (cont.)

Item 5.B Liquidity and Capital Resources (cont.)

Investing Activities. The Company’s net cash from/(used in) investing activities was A$(748,706), A$64,787 and A$(524,460) for the years ended June 30, 2021, 2020 and 2019, respectively. During the year ended June 30, 2021 the Company spent A$748,706 towards purchase of computer equipment, furniture and fittings. Apart from the purchase of plant and equipment of A$748,706 in 2021, A$38,100 in 2020 and A$50,309 in 2019, the Company had no other significant capital expenditures for the years ended June 30, 2021, 2020 and 2019.

Financing Activities. The Company’s net cash from/(used in) financing activities was A$13,689,996, A$18,360,346 and A$3,126,162 for the years ended June 30, 2021, 2020 and 2019, respectively. During the year ended June 30, 2021, the Company generated cash flows of A$15,897,629 from the issue of Ordinary Shares less costs associated with the transactions of A$1,956,691. For the year ended June 30, 2020, the Company generated cash flows of A$21,793,678 from the issue of Ordinary Shares less costs associated with the transactions of A$3,215,174. For the year ended June 30, 2019, the Company generated cash flows of A$3,557,509 from the issue of Ordinary Shares less costs associated with the transactions of A$431,347.

Leases

We are obligated under two leases that were in place at June 30, 2021. These leases relate to the premises occupied by the Company in Fitzroy, Victoria, Australia and by its U.S. subsidiary, Phenogen Sciences Inc., in Charlotte, North Carolina, U.S.A. The total rental charge in respect of the year ended June 30, 2021 was A$358,020 and A$23,800, respectively.

The future minimum lease payments in respect of the two leases that were in place and had remaining non-cancellable lease terms as of June 30, 2021 were A$205,831.

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

The following table details historic R&D expenditure by project.

	2021 A$	2020 A$	2019 A$
BREVAGenplus	—	—	228,643
Colorectal Cancer Risk Assessment Test	—	—	14,286
Ohio State University	—	—	—
Other general R&D	—	—	67,774
Polygenic Risk Testing	986,622	380,667	—
Total R&D expense	986,622	380,667	310,703
Other expenditure	7,776,007	7,044,274	7,160,114
Total expenditure	8,762,629	7,424,941	7,470,817
R&D as a % of total expenditure	11.26%	5.13%	4.17%

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

Item 5F. Information about contractual obligations

The Company has no contractual obligations or commercial commitments as of June 30, 2021, other than those disclosed in the financial statements.

As at June 30, 2020, the Company had a commitment to purchase laboratory equipment, which was used to expand the range of tests.

	2021	2020
	A$	A$
Property, plant and equipment	—	466,560

Item 6. Directors, Senior Management and Employees

(Start of the Remuneration Report for Australian Disclosure Requirements)

The Genetic Technologies Limited Board of Directors (“the Board”) presents the 2020/2021 Remuneration Report, which has been prepared in accordance with the relevant Corporations Act 2001 (“Corporations Act”) and accounting standards requirements. The remuneration report sets out remuneration information for our company’s key management personnel (“KMP”) as defined in the International Accounting Standards 24 ‘Related Party Disclosures’ and the Australian Corporations Act 2001 for the financial year ended June 30, 2021. The remuneration report has been audited as required by s308 (3C) of the Corporations Act.

Item 6.A Directors and Senior Management

The Directors of the Company as of the date of this Annual Report are:

Mr. Peter Rubinstein, BEc. LLB (Independent Non-Executive and Chairman)

Mr. Rubinstein was appointed to the Board on January 31, 2018 and appointed as Chairman in April 2020. He has over 20 years’ experience in early stage technology commercialisation through to public listings on the ASX. He is a lawyer, having worked at one of the large national firms prior to moving in house at Montech, the commercial arm of Monash University.

Mr. Rubinstein has had significant exposure to the creation, launch and management of a diverse range of technology companies including in biotech, digital payments and renewable energy. Mr. Rubinstein is also a Director of DigitalX Limited (ASX: DCC). Mr. Rubinstein has not held any other public company directorships in the last three years.

Dr. Jerzy (George) Muchnicki, MBBS (Executive Director and Chief Medical Officer)

Dr. Muchnicki was appointed to the Board on January 31, 2018 and acted as Interim Chief Executive Officer from September 2019 till the appointment of Mr. Simon Morriss to the role. Dr. Muchnicki is a medical graduate from Monash University having held positions in private practice for some 25 years, including a 12 month period as director for student health at The University of Melbourne. For the past 14 years he has been mostly involved in commercialisation and funding R&D in the biotechnology sector from gene silencing to regenerative medicine.

Dr. Muchnicki has been in his current role as Chief Medical Officer since February 2021, where he is focusing on the integration of inherited with sporadic disease risk to create new predictive platforms which address 100% genetic risk screening for common complex disease.

Dr. Muchnicki brings with him strong clinical medical skills, including interests in software development, blockchain and sustainable building materials. He is a co-founder of Speed Panel Systems Pty Ltd a world leader in fire rated and acoustic wall solutions. He is also the co-founder of CandleBets, a software development company that is creating blockchain enabled, novel instruments for the financial industry.

Dr. Lindsay Wakefield, MBBS (Independent Non-Executive)

Dr. Wakefield was appointed to the Board in 2014. He launched Safetech Pty Ltd in 1985 and over the next 35 years Safetech has grown to become the largest supplier in the Australian material handling and lifting equipment market, designing and manufacturing a wide range of industrial products. In 1993, he left medicine to become the fulltime CEO of Safetech. In 2019 Safetech was named Victorian Manufacturer of the Year. It is Australia’s largest manufacturer and supplier of dock equipment, vehicle lifts, freight hoists and custom lifting solutions. Safetech employs approximately 140 people. Dr. Wakefield has been a biotech investor for 30 years and his role at GTG combines his medical and business experience.

Mr. Nicholas Burrows, B.Com. FAICD, FCA, FGIA, FTIA, F Fin (Independent Non-Executive)

Mr. Burrows was appointed to the Board on September 2, 2019. He is a contemporary independent Non-Executive Director across the listed, government and private sectors with significant expertise in corporate governance, and strategic, commercial, financial and risk management oversight. Mr. Burrows is currently a Non-Executive Director of TasWater, Australian Seafood Industries Pty Ltd, PFG Group Pty Ltd and a number of large private companies and is a past Non-Executive Director of Clean Seas Seafood Limited, Metro Tasmania Pty Ltd and TasTafe. Former public company directorship held by Mr. Burrows in the last three years: Clean Seas Seafood Limited (ASX:CSS).

Mr. Burrows also provides board, governance, audit and risk advisory services to entities within the IT, tourism and hospitality, debt recovery, agribusiness, forestry, and Local/State Government sectors. Mr. Burrows was Chief Financial Officer and Company Secretary of Tassal Group Limited for 21 years from 1988 to 2009 and accordingly brings to the Board strong independent c-suite commercial experience and the benefits of an extensive and contemporary senior executive ASX200 listed entity background. Mr. Burrows is a respective Fellow of the Australian Institute of Company Directors, Institute of Chartered Accountants Australia, Governance Institute of Australia Ltd, The Tax Institute and the Financial Services Institute of Australasia and is also a Chartered Accountant. Mr. Burrows also served as National President of the Governance Institute of Australia in 2002 and served on their National Board for 6 years.

Item 6. Directors, Senior Management and Employees (cont.)

Item 6.A Directors and Senior Management (cont.)

Senior Management

The Company has a professional team of qualified and experienced personnel, including a number of research and development scientists and technicians. The Company currently has 18 full-time-equivalent employees in addition to the three Non-Executive Directors listed above.

Mr. Simon Morriss, GAICD (Chief Executive Officer)

Mr. Morriss was appointed as Chief Executive Officer on February 1, 2021 and brings over 20 years’ experience within the Pharmaceutical, Healthcare and FMCG industries having held senior executive positions at Sanofi and Blackmores. He brings a wealth of experience in managing teams and successfully executing across sales, marketing and brand building.

Additionally, Mr. Morriss has been critical in leading commercialisation across these industries and understands the unique pressures and opportunities. He has led companies through strategic adaptation to execution and will be driving Genetic Technologies commercialisation strategy and continue to drive innovation across the business.

Mr. Mike Tonroe, BSc, FCA, MAICD (Company Secretary/Chief Financial Officer)

Mr. Tonroe was appointed as the Chief Financial Officer on June 15, 2021 and as Company Secretary on August 2, 2021. Mr. Tonroe has over 25 years’ experience in overseeing the finance function at both management and board-level positions for private and listed companies in Australia, UK, US and Canada. He also has extensive experience in the biotech space across both the financial and company secretary roles. Prior to his most recent role as Chief Financial Officer and Company Secretary at dual-listed Opthea Limited (ASX: OPT), Mr. Tonroe was Chief Financial Officer and Company Secretary at the Australian Synchrotron in Melbourne. Mr. Tonroe also has extensive accounting expertise having worked for both Deloitte and KPMG in the UK and Hong Kong.

Mr. Tonroe is a fellow of the Institute of Chartered Accountants in England and Wales, a member of the Australian Institute of Company Directors and holds a Bachelor of Science from Buckingham University, UK.

Mr. Justyn Stedwell B.Com, Grad Dip Acctg, Grad Dip Corp. Governance (Company Secretary)

Mr. Stedwell was appointed as the Company Secretary on July 15, 2019. Mr. Stedwell is a professional Company Secretary consultant with over 12 years’ experience acting as a Company Secretary of ASX listed companies across a wide range of industries. Mr. Stedwell resigned on August 2, 2021.

Mr. Stanley Sack (Chief Operating Officer)

On May 18, 2020, the Company appointed Mr. Stanley Sack who provides consulting in the capacity of Chief Operating Officer. Mr. Sack has spent 15 years in large, listed entities in executive positions managing large business divisions. He has worked with a high net worth family managing all their operating businesses and private equity activities. Mr. Sack built an Allied Health Business in the aged care and community care space which became the biggest Mobile Allied Health Business in Australia, and was recently sold to a large medical insurance company.

During the reporting period, the Company had transactions valued at A$157,609 (2020: A$38,500) with Mr. Stanley Sack’s entity Cobben Investments Pty Ltd towards provision of consulting services in relation to provision of duties related to Chief Operating Officer of the Company.

Item 6. Directors, Senior Management and Employees (cont.)

Item 6.A Directors and Senior Management (cont.)

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

Item 6.B Compensation

Elements of compensation

The board aims to ensure that remuneration practices are:

●	competitive and reasonable, enabling the Company to attract and retain key talent
●	aligned to the Company’s strategic and business objectives and the creation of shareholder value
●	transparent and easily understood, and
●	acceptable to shareholders.

Element	Purpose	Performance metrics

Fixed annual remuneration (FR)	Provide competitive market salary including superannuation and non-monetary benefits	Nil
Short-Term Incentive (STI)	Reward for in-year performance and retention	Company and individual performance goals
Long-Term Incentive (LTI)	Alignment to long-term shareholder value	Share price, capital raised, company and individual performance goals

(i)	Fixed annual remuneration (FR)

Objective

The Remuneration Committee oversees the setting of fixed remuneration on an annual basis. The process consists of a review of Company, divisional and individual performance, relevant comparative remuneration in the market and internally and, where appropriate, external advice on policies and practices. The members of the Committee have access to external advice independent of Management.

Structure

Fixed remuneration consists of some or all of the following components:

●	base salary;
●	non-monetary benefits which can include a motor vehicle allowance, health insurance etc.; and
●	superannuation benefits, which includes employer contributions,

With the exception of the employer contributions to superannuation, Executives are given some flexibility to decide the composition of their total fixed remuneration and the allocation between cash and other benefits. It is intended that the manner of payment chosen will be optimal for the recipient without creating any additional cost for the Company.

Fixed remuneration is reviewed annually with reference to individual performance, market benchmarks for individual roles and the overall financial performance of the Company. Any changes to the fixed remuneration of Executives are first approved by the Remuneration Committee.

Item 6. Directors, Senior Management and Employees (cont.)

Item 6.B Compensation (cont.)

All employee remuneration is evaluated on a regular basis using a set of variables and taking into account the addition of the statutory superannuation contribution. An assessment of existing base salaries is made annually using comparisons against independent market data which provides information on salaries and other benefits paid for comparable roles within the biotech and pharmaceutical industries, using third party salary survey data. Annual performance reviews with each employee are based on a rating system which is used to assess his or her eligibility for salary increases. Other qualitative factors, including the specialised knowledge and experience of the individual and the difficulty of replacing that person, are also taken into account when considering salary adjustments.

Remuneration Committee membership

As at the date of this Report, the composition of the committee is as follows:

●	Dr. Lindsay Wakefield – Chairman of the Committee
●	Mr. Nicholas Burrows (Member)
●	Mr. Peter Rubinstein (Member)

(ii)	Short-Term Incentives (STI)

Short Term Incentive (STI) is an annual plan that applies to Executives and other senior employees that is based on the performance of both the Company and the individual during a given financial year. STI ranges vary depending on the role, responsibilities and deliverables achieved by each individual. Actual STI payments granted to the relevant employee will depend on the extent to which the pre-agreed specific targets are met within a financial year. Specific targets are quantifiable with the agreed method of measurement defined at the beginning of the financial year. The ongoing performance of the Executive or senior employee is evaluated regularly during the performance cycle.

Company objectives, and their relative weighting, vary depending on the position and responsibility of the respective individual, but in respect of the year ended June 30, 2021 include, amongst other things, the achievement of:

●	achieving targets for cost reduction or efficiency gains;
●	contributing to business growth and expansion; and
●	performance or the delivery of results which exceed agreed targets.

These measures are chosen as they represent the key drivers for the short-term success of the business and provide a framework for delivering long term value. Personal and operating objectives vary according to the role and responsibility of the Executive and include objectives such as service delivery to customers, project delivery, compliance outcomes, intellectual property management and various staff management and leadership objectives.

Achievement of an individual’s targets or objectives is documented and assessed by both the individual and his or her direct manager. The individual will participate in an annual performance review and must provide evidence of the objectives that he or she has delivered during the period under review. Each objective is then rated on an achievement scale. Depending on the aggregate of the ratings, the individual may be eligible to receive an STI payment.

STI payments, if any, are generally paid in August or September of each year subject to the completion of the performance review process and the receipt of a satisfactory rating. The Board conducts this process in the case of the CEO. During the financial year ended June 30, 2021, no Short-Term Incentive payments were made to either Executives or other senior employees.

(iii)	Long-Term Incentives (LTI)

The objective of the Company’s LTI arrangements is to reward Executives and senior employees in a manner that aligns their remuneration with the creation of shareholder wealth. As such, significant LTI grants are generally only made to Executives who are able to influence the generation of shareholder wealth and have an impact on the Company’s long-term profitability. There are no specific performance hurdles, apart from certain vesting provisions, in respect of the LTI grants made to Executives. Options with a vesting period also serve as a retention tool and may reduce the likelihood of high performing Executives and senior employees being targeted by other companies.

Item 6. Directors, Senior Management and Employees (cont.)

Item 6.B Compensation (cont.)

Long Term Incentive (LTI) grants to Executives and senior employees are delivered in the form of options over unissued ordinary shares in the Company which are granted under the terms and conditions of the Company’s Employee Option Plan. Selected Executives who contribute significantly to the long-term profitability of the Company are invited to participate in the Employee Option Plan. The remuneration value of these grants varies and is determined with reference to the nature of the individual’s role, as well as his or her individual potential and specific performance.

In cases where an Executive ceases employment prior to the vesting of his or her options, the options are forfeited after a prescribed period if they have not been exercised. The prescribed period ranges from two to six months, depending on the circumstances under which they left the Company, e.g. resignation, retirement, termination or death. In the event of a change of control of the Company, the performance period end date will be brought forward to the date of the change of control and awards will vest over this shortened period.

Link between remuneration and performance

Statutory performance indicators

The Company aims to align executive remuneration to the Company’s strategic and business objectives and the creation of shareholder wealth. The table below shows measures of the Company’s financial performance over the last five years as required by the Corporations Act 2001. However, these are not necessarily consistent with the measures used in determining the variable amounts of remuneration to be awarded to KMPs. As a consequence, there may not always be a direct correlation between the statutory key performance measures and the variable remuneration awarded.

	2021	2020	2019	2018	2017

Loss for the year attributable to owners ($)	7,077,619	6,294,775	6,425,604	5,463,872	8,403,826
Basic earnings per share (cents)	(0.1)	(0.1)	(0.2)	(0.2)	(0.4)
Share price at year end ($)	0.009	0.005	0.006	0.010	0.007

The Company’s earnings have remained negative since inception due to the nature of the business. Shareholder wealth reflects this speculative and volatile market sector. No dividends have ever been declared by the Company. The Company continues to focus on the research and development of its intellectual property portfolio with the objective of achieving key development and commercial milestones in order to add further shareholder value.

Remuneration expenses

Details of the nature and amount of each major element of the compensation of each director of the Company and each of the named officers of the Company and its subsidiaries, for services in all capacities during the financial year ended June 30, 2021 are listed below. All figures are stated in Australian dollars (A$).

		Short-term benefits		Post-employment	Other long-term benefits	Share-based payments Equity
Name and title of Non-Executive Directors	Year	Salary/fees A$	Other* A$	Superannuation** A$	*** A$	**** A$	Totals A$
Dr. Lindsay Wakefield	2021	67,462	—	6,409	—	43,137	117,008
Mr. Peter Rubinstein	2021	154,769	—	9,003	—	229,259	393,031
Mr. Nicholas Burrows	2021	67,462	—	6,409	—	33,512	107,383

Executives Directors
Dr. Jerzy Muchnicki	2021	240,020	11,359	22,802	1,359	232,467	508,007

Management
Dr. Richard Allman	2021	216,434	(37,021)	20,561	3,231	28,187	231,392
Mr. Mike Tonroe (6)	2021	12,692	—	1,206	—	—	13,898
Mr. Simon Morriss (5)	2021	133,181	43,750	12,652	—	79,727	269,311
Mr. Stanley Sack (4)	2021	143,281	—	—	—	4,622	147,903

Totals	2021	1,035,302	18,088	79,042	4,589	650,911	1,787,933

Item 6. Directors, Senior Management and Employees (cont.)

Item 6.B Compensation (cont.)

Notes pertaining to changes during the year:

On June 15, 2021, Mr. Phillip Hains resigned as CFO. During the year ended June 30, 2021, Mr. Phillip Hains did not earn any remuneration apart from the provision of advice on the capacity as the CFO, accounting and other finance related activities through his firm, The CFO Solution. During the reporting period, the total service fees of A$225,171 (2020: A$527,724) were paid.

During the financial year ended June 30, 2020, the Board approved to obtain consulting services in relation to capital raises, compliance, NASDAQ hearings and investor relations from its Non-Executive director and current Chairman, Mr. Peter Rubinstein. The services procured were through Mr. Peter Rubinstein’s associate entity, ValueAdmin.com Pty Ltd, and amounted to A$60,000 for the year ended June 30, 2021.

Details of the nature and amount of each major element of the compensation of each director of the Company and each of the named officers of the Company and its subsidiaries, for services in all capacities during the financial year ended June 30, 2020 are listed below. All figures are stated in Australian dollars (A$).

Name and title of		Short-term benefits		Post-employment	Other long-term benefits	Share-based payments Equity
Non-Executive Directors	Year	Salary/fees A$	Other A$	Superannuation* A$	** A$	*** A$	Totals A$
Dr. Lindsay Wakefield	2020	66,295	—	6,298	—	9,625	82,218
Mr. Peter Rubinstein	2020	106,946	—	6,835	—	12,833	126,614
Mr. Xue Lee (1)	2020	1,570	—	149	—	(5,616)	(3,897)
Mr. Nicholas Burrows (2)	2020	53,775	—	5,109	—	—	58,884

Executives Directors
Dr. Paul Kasian (3)	2020	62,789	—	5,923	—	(76,368)	(7,656)
Dr. Jerzy Muchnicki	2020	139,824	—	13,283	—	16,042	169,149

Management
Dr. Richard Allman	2020	168,600	360	16,017	3,231	10,986	199,194
Mr. Stanley Sack (4)	2020	38,500	—	—	—	—	38,500

Totals	2020	638,299	360	53,614	3,231	(32,498)	663,006

Mr. Phillip Hains was appointed on July 15, 2019 as the Company’s Chief Financial Officer. During the year ended June 30, 2020, he did not earn any remuneration apart from the provision of advice on the capacity as the CFO, accounting and other finance related activities through his firm, The CFO Solution. During the reporting period, total service fees of A$527,724 (2019: A$45,459) were paid.

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

(1) Mr. Lee resigned as a Non-Executive Director on July 9, 2019.

(2) Mr. Burrows was appointed as Non-Executive Director on September 2, 2019.

(3) Dr. Kasian resigned on September 24, 2019.

(4) Mr. Sack was appointed as Chief Operating Officer on May 18, 2020.

(5) Mr. Morriss was appointed as Chief Executive Officer on February 1, 2021.

(6) Mr. Tonroe was appointed as Chief Financial Officer on June 15, 2021.

Item 6. Directors, Senior Management and Employees (cont,)

Item 6.B Compensation (cont.)

Contractual agreements with the directors and other key management personnel

Name:	Dr. Jerzy Muchnicki
Position:	Executive Director and Chief Medical Officer
Fixed remuneration:	$219,000 (inclusive of superannuation)

Name:	Mr. Peter Rubinstein
Position:	Non-Executive Director and Chairman
Fixed remuneration:	$103,772 (inclusive of superannuation)
Consulting fee:	$60,000 (excluding GST)

Name:	Dr. Lindsay Wakefield
Position:	Non-Executive Director
Fixed remuneration:	$73,871 (inclusive of superannuation)

Name:	Mr. Nicholas Burrows
Position:	Non-Executive Director
Fixed remuneration:	$73,871 (inclusive of superannuation)

Name:	Mr. Simon Morriss
Position:	Chief Executive Officer
Fixed remuneration:	$350,000 (inclusive of superannuation)

Name:	Mr. Mike Tonroe
Position:	Chief Financial Officer
Fixed remuneration:	$300,000 (inclusive of superannuation)

Name:	Mr. Stanley Sack
Position:	Chief Operating Officer
Fixed remuneration:	$13,125 (plus GST) per month

Name:	Dr. Richard Allman
Position:	Chief Scientific Officer
Fixed remuneration:	$184,617 (inclusive of superannuation)

Key Terms and Conditions:

The key provisions contained in the agreements of the directors of the Company include the following:

●	The Company does not have a set tenure for directors, and under the Corporations Act and the Constitution, the directorship can cease under prescribed circumstances (example, bankruptcy, conviction of an offence). In addition, the director may resign by providing notice in writing at any time.
●	No form of remuneration linked to short term incentives has been issued to any of the directors.
●	The following are the key provisions contained in the agreements of the other Key Management Personnel:

Mr. Simon Morriss (appointed February 1, 2021)

●	Genetic Technologies or Mr. Morriss may terminate the employment agreement by providing two weeks written notice within the first six months of employment. Thereafter the notice period is 4 months written notice. Genetic Technologies may, at its own election, make payment in lieu of notice.
●	Mr. Morriss shall be subject to restrictions on competing with Genetic Technologies Limited and its related bodies corporate during the employment and for a period of up to 24 months after the employment ends. Mr. Morriss is also prevented from soliciting Genetic Technologies employees’ customers or suppliers to cease employment or conducting business with the Company.
●	Mr. Morriss’ CEO employment agreement otherwise contains standard terms and conditions for agreements of its nature, including confidentiality, retention of intellectual property and leave.

Mr. Mike Tonroe (appointed June 15, 2021)

●	Genetic Technologies or Mr. Tonroe may terminate the employment agreement by providing two weeks written notice within the first six months of employment. Thereafter the notice period is 4 months written notice. Genetic Technologies may, at its own election, make payment in lieu of notice.
●	Mr. Tonroe shall be subject to restrictions on competing with Genetic Technologies Limited and its related bodies corporate during the employment and for a period of up to 24 months after the employment ends. Mr. Tonroe is also prevented from soliciting Genetic Technologies employees’ customers or suppliers to cease employment or conducting business with the Company.
●	Mr. Tonroe’s CFO employment agreement otherwise contains standard terms and conditions for agreements of its nature, including confidentiality, retention of intellectual property and leave.

Mr. Stanley Sack

●	Stanley Sack, under his consulting agreement with the Company has an agreed fixed remuneration of $13,125 (plus GST) per month work consisting of three days per week.
●	Towards termination, the agreement states that the Company or Consultant may terminate the agreement at any time upon the giving of 30 Days prior written notice to the other party. The Company and/or the Consultant can propose an adjusted level of ongoing consulting services and the parties agree to consider such adjustment in good faith and replace this Agreement with a Replacement Agreement on the newly agreed terns.
●	Due to the agreement being consulting in nature the Company shall not be required to make contributions for employment insurance, superannuation, workers’ compensation or similar premiums, employer health tax and other similar levies on behalf of any of the Consultant’s personnel.

Dr. Richard Allman

●	Towards termination, the agreement states that the Company or the employee may terminate at any time by providing a 30 day notice to the other party or the agreement will be terminated on the expiration of that notice.
●	On termination of this agreement the Company will pay the employee the salary package due up to and including the date of termination.

Item 6. Directors, Senior Management and Employees (cont.)

Item 6.B Compensation (cont.)

Referencing the previous two tables:

* Other includes movement in Annual Leave component

** Post-employment benefits as per Corporations Regulation 2M.3.03 (1) Item 7

*** Other long-term benefits as per Corporations Regulation 2M.3.03 (1) Item 8

**** Equity settled share-based payments as per Corporations Regulation 2M.3.03 (1) Item 11

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

Options exercised, granted, and forfeited as part of remuneration during the year ended 30 June 2021

Details of the options held by the Executives nominated as Key Management Personnel during the year ended June 30, 2021 are set out below. As at June 30, 2021, there was one executive and fourteen employees who held options that had been granted under the Company’s respective option plans.

On December 21, 2020, the Company issued 5,000,000 options to Executives and 7,850,000 to other employees, under an employee incentive scheme (2020: Nil). The options have an exercise price of A$0.008 (0.8 cents) per option and expire on December 1, 2023. The Company also issued various unlisted options to underwriters and sub-underwriters as a part of capital raising costs.

The following options previously granted as equity compensation benefits to KMP were forfeited during the year;

Name of KMP	Options Lapsed	Options forfeited	Exercise price	Fair value per option	Final vesting date
Dr. Richard Allman (1)	2,925,000	—	$0.010	$0.0112	31 Mar 2021
Dr. Richard Allman (1)	1,100,000	—	$0.010	$0.0094	31 Mar 2021
Dr. Richard Allman (1)	975,000	—	$0.010	$0.0065	31 Mar 2021
Total	5,000,000	—

(1)	The options held by Dr. Richard Allman lapsed as they were not exercised by the final exercise date.

Item 6. Directors, Senior Management and Employees (cont.)

Item 6.B Compensation (cont.)

Option holdings of Key Management Personnel 30 June 2021

Options	Balance at start of the year	Granted as remuneration	Granted as part of cost of capital	Exercised	Other Changes(1)	Balance at end of the year	Vested and exercisable
Dr. Lindsay Wakefield	—	—	—	—	—	—	—
Mr. Peter Rubinstein(3)	125,000,000	—	—	—	—	125,000,000	125,000,000
Dr. Jerzy Muchnicki(2)	125,000,000	—	—	—	—	125,000,000	125,000,000
Dr. Richard Allman	15,000,000	5,000,000	—	—	(5,000,000)	15,000,000	15,000,000
Mr. Stanley Sack	—	—	—	—	—	—	—
Mr. Mike Tonroe (appointed on June 15, 2021)	—	—	—	—	—	—	—
Mr. Phillip Hains	—	—	—	—	—	—	—
Total	265,000,000	5,000,000	—	—	(5,000,000)	265,000,000	265,000,000

Notes

(1) Other changes incorporates changes resulting from the expiration/forfeiture of options.

(2) Dr. Jerzy Muchnicki currently holds 125,000,000 unlisted options issued as the sub-underwriter during the capital raise process in October 2019. Hence, the unlisted options have been accounted for as part of transactions costs to equity and are not issued as a part of his remuneration.

(3) Mr. Peter Rubinstein currently holds 125,000,000 unlisted options issued as the sub-underwriter during the capital raise process in October 2019. Hence, the unlisted options have been accounted for as part of transactions costs to equity and are not issued as a part of his remuneration.

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

As of June 30, 2021, there was 1 executive and 14 employees who held options that had been granted under the Company’s respective option plans. Options issued under the Plan carry no rights to dividends and no voting rights.

As of the date of this Annual Report, there was a total of 27,850,000 unlisted employee options outstanding.

Options granted under the Employee Option Plan carry no rights to dividends and no voting rights and generally have an expiry date of nearly five years from the date of grant.

During the year ended June 30, 2021, the Company recorded a share-based payments expense in respect of the options granted of A$91,853.

Item 6. Directors, Senior Management and Employees (cont.)

Item 6.B Compensation (cont.)

Unlisted Performance Rights

During the year ended June 30, 2021, the Company also issued 188,937,500 long term unlisted Performance Rights as incentives to the Key Management Personnel which were approved by the shareholders on December 10, 2020.

The following are the details of the unlisted performance rights:

●	25,000,000 Class A Performance Rights with an exercise price of $ nil each. Vesting per resolution passed at 2020 Annual General Meeting (AGM) and per the terms and conditions as set out below. Class A performance rights granted during the year ended June 30, 2021 expire on December 21, 2023.

●	50,000,000 Class B Performance Rights with an exercise price of $ nil each. Vesting per resolution passed at 2020 Annual General Meeting (AGM) and per the terms and conditions as set out below. Class B performance rights granted during the year ended June 30, 2021 expire on December 21, 2023.

●	50,000,000 Class C Performance Rights with an exercise price of $ nil each. Vesting per resolution passed at 2020 Annual General Meeting (AGM) and per the terms and conditions as set out below. Class C performance rights granted during the year ended June 30, 2021 expire on December 21, 2023.

●	60,000,000 Class D Performance Rights with an exercise price of $ nil each. Vesting per resolution passed by the Board of Directors and per the terms and conditions as set out below. Class D performance rights granted during the year ended June 30, 2021 expire on February 4, 2024.

●	3,937,500 Class E Performance Rights with an exercise price of $ nil each. Vesting per resolution passed by the Board of Directors and per the terms and conditions as set out below. Class A performance rights granted during the year ended June 30, 2021 expire on March 10, 2023.

Based on the independent valuation of the performance rights, the Company agrees that the total value of the performance rights to be issued to each director (depending on the share price at issue) is as follows:

Valuation of Class A Performance Rights granted during the year ended June 30, 2021

	Number of Performance Rights issued	Valuation per Class A (cents)	Total fair value of Class A Performance Rights		Expense accounted for during the year
Dr. Lindsay Wakefield	5,000,000	0.6702	A$	33,512	A$	33,512
Mr. Nicholas Burrows	5,000,000	0.6702	A$	33,512	A$	33,512
Dr. Jerzy Muchnicki	7,500,000	0.6702	A$	50,268	A$	50,268
Mr. Peter Rubinstein	7,500,000	0.6702	A$	50,268	A$	50,268
Total	25,000,000		A$	167,560	A$	167,560

Valuation of Class B Performance Rights granted during the year ended June 30, 2021

	Number of Performance Rights issued	Valuation per Class B (cents)	Total fair value of Class B Performance Rights		Expense accounted for during the year
Dr. Jerzy Muchnicki	25,000,000	0.6646	A$	166,157.50	A$	166,157.50
Mr. Peter Rubinstein	25,000,000	0.6646	A$	166,157.50	A$	166,157.50
Total	50,000,000		A$	332,315	A$	332,315

Item 6. Directors, Senior Management and Employees (cont,)

Item 6.B Compensation (cont.)

Valuation of Class C Performance Rights granted during the year ended June 30, 2021

	Number of Performance Rights issued	Valuation per Class C (cents)	Total fair value of Class C Performance Rights		Expense accounted for during the year
Dr. Jerzy Muchnicki	25,000,000	0.6702	A$	167,541	A$	—
Mr. Peter Rubinstein	25,000,000	0.6702	A$	167,541	A$	—
Total	50,000,000		A$	335,082	A$	—

Valuation of Class D Performance Rights granted during the year ended June 30, 2021

	Number of Performance Rights issued	Valuation per Class D (cents)	Total fair value of Class D Performance Rights		Expense accounted for during the year
Mr. Simon Morriss	60,000,000	0.9567	A$	574,037	A$	79,727

Valuation of Class E Performance Rights granted during the year ended June 30, 2021

	Number of Performance Rights issued	Valuation per Class E (cents)	Total fair value of Class E Performance Rights		Expense accounted for during the year
Mr. Stanley Sack	3,937,500	0.9000	A$	35,438	A$	4,622

Performance hurdles

The Class A Performance Rights vest and are exercisable upon the Share price reaching $0.012 or greater for more than 10-day consecutive ASX trading days.

The Class B Performance Rights vest and are exercisable upon the Share price reaching $0.014 or greater for more than 10-day consecutive ASX trading days and sales commence on the Consumer Initiated Testing (CIT) platform in either Australia or the United States of America.

The Class C Performance Rights vest and are exercisable upon a minimum of 4,000 tests being processed in any 12 month period or the market cap of GTG reaching $100 million or above and being sustained for more than 10 consecutive ASX trading days, whichever happens sooner.

The Class D Performance Rights vest and are exercisable upon the Share price reaching $0.016 or greater for more than 15-day consecutive ASX trading days.

The Class E Performance Rights vest and are exercisable upon the first commercial sale of the Company’s COVID-19 risk test with IBX (Infinity BioLogix).

The Key Management Personnel, being the recipients of the Performance Rights, must remain engaged by the Company at the time of satisfaction of the performance hurdle in order for the relevant Performance Right to vest.

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

Item 6. Directors, Senior Management and Employees (cont,)

Item 6.B Compensation (cont.)

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

Inherent in the application of the Monte Carlo simulation are a number of inputs, some of which must be assumed. The data relied upon in applying the Monte Carlo simulation was:

a)	exercise price being 0.0 cents per Performance Right for all classes;

b)	VWAP hurdle (10 days consecutive share price hurdle) equaling A$0.012 for Class A and A$0.014 for Class B, and (15 days consecutive share price hurdle) equaling $0.016 for Class D Performance Rights;

c)	sales and market cap hurdles as listed above for Class C and Class E Performance Rights;

d)	the continuously compounded risk free rate being 0.111% for all classes of Performance Rights (based on a 3 year Australian Government yield as at December 21, 2020);

e)	the expected option life of 2 years for Class E Performance Rights and 3 years for all other classes of Performance Rights; and

f)	a volatility measure of 158.23%.

During the year ended June 30, 2019, the Company also issued 76,250,000 long term unlisted performance rights as incentives to the Directors which were approved by the shareholders on November 29, 2018.

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

Based on the independent valuation of the performance rights, the Company agrees that the total value of the outstanding performance rights issued to each director (depending on the share price at issue) is as follows:

Valuation of Class A Performance Rights granted prior to the year ended June 30, 2021

Performance rights vested during the year

	Number of Performance Rights issued	Valuation per Class A (cents)	Total fair value of Class A Performance Rights		Expense accounted for during the year
Dr. Lindsay Wakefield	3,750,000	0.77	A$	28,875	A$	9,625
Dr. Jerzy Muchnicki	6,250,000	0.77	A$	48,125	A$	16,042
Mr. Peter Rubinstein	5,000,000	0.77	A$	38,500	A$	12,833
Total	15,000,000		A$	115,500	A$	38,500

Item 6. Directors, Senior Management and Employees (cont.)

Item 6.B Compensation (cont.)

The following is the reconciliation of Performance Rights for the year ended June 30, 2021 held by Key Management Personnel:

Performance Rights	Balance at start of the year	Granted as remuneration	Exercised	Other Changes[1]	Balance at the end of year
Dr. Lindsay Wakefield	3,750,000	5,000,000	—	—	8,750,000
Mr. Peter Rubinstein	5,000,000	57,500,000	—	—	62,500,000
Mr. Nicholas Burrows	—	5,000,000	—	—	5,000,000
Dr. Jerzy Muchnicki	6,250,000	57,500,000	—	—	63,750,000
Dr. Richard Allman	—	—	—	—	—
Mr. Stanley Sack	—	3,937,500	—	—	3,937,500
Mr. Mike Tonroe	—	—	—	—	—
Mr. Simon Morriss	—	60,000,000	—	—	60,000,000
Mr. Phillip Hains	—	—	—	—	—
Total	15,000,000	188,937,500	—	—	203,937,500

Notes

1. Other changes incorporates changes resulting from the expiration/forfeiture of options.

Item 6. Directors, Senior Management and Employees (cont,)

Item 6.B Compensation (cont.)

Performance rights included in the balance at start of the year

Performance hurdles

The Class A Performance Rights vest and are exercisable upon the Share price reaching $0.02 or greater for more than 10-day consecutive ASX trading days.

The Directors, being the recipients of the Performance Rights, must remain engaged by the Company at the time of satisfaction of the performance hurdle in order for the relevant Performance Right to vest.

The unlisted Performance Rights granted and outstanding as of June 30, 2021 under the Plans are as follows:

	2019	Fair Value		Expiration Date
Director
Mr. Peter Rubinstein (Class A)	5,000,000	A$	38,500	11-Dec-2021
Dr. Jerzy Muchnicki (Class A)	6,250,000	A$	48,125	11-Dec-2021
Mr. Lindsay Wakefield (Class A)	3,750,000	A$	28,875	11-Dec-2021
Balance at the end of the financial year	15,000,000	A$	115,500

The Company has accounted for these Performance Rights in accordance with its accounting policy for share-based payment transactions and has not recorded any reversal of associated expense in the current year (2020: A$43,484).

Item 6. Directors, Senior Management and Employees (cont,)

Item 6.B Compensation (cont.)

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

Inherent in the application of the Monte Carlo simulation are a number of inputs, some of which must be assumed. The data relied upon in applying the Monte Carlo simulation was:

a)	exercise price being 0.0 cents per Performance Right for all classes;

b)	VWAP hurdle (10 days consecutive share price hurdle) equaling A$0.02 for Class A Performance Rights;

c)	the continuously compounded risk-free rate being 2.02% for all classes of Performance Rights (calculated with reference to the RBA quoted Commonwealth Government bonds as at October 8, 2018 of similar duration to that of the expected life of each class of Performance Right);

d)	the expected option life of 2.8 years for all classes of Performance Rights; and

e)	a volatility measure of 80%.

This share-based payment expense is included within general and administrative costs in the statement of comprehensive income/ (loss). The following is additional information relating to the options granted under the respective Plans and as of June 30, 2021:

		Options outstanding		Options exercisable
Remaining
		Weighted	weighted		Weighted
		average	average		average
	Number of	exercise	contractual	Number of	exercise
Range of exercise prices	options	price	life (years)	options	price
$0.008 - $0.01	27,850,000	$0.009	1.39	27,850,000	$0.009

	Performance rights outstanding			Performance rights exercisable
Remaining
		Weighted average	Weighted average		Weighted average
	Number of	exercise	contractual	Number of	exercise
Range of exercise prices	options	price	life (years)	Perf. rights	price
$0.00 - $0.00	203,937,500	$0.000	2.33	203,937,500	$0.00

Item 6. Directors, Senior Management and Employees (cont,)

Item 6.B Compensation (cont.)

Australian Disclosure Requirements ordinary shares of Genetic Technologies Limited under option at the date of this Directors’ report are as follows:

Ordinary Shares	Balance at start of the year[1]	Granted as remuneration	Received on exercised options	Other Changes[2]	Balance at the end of year[3]
Dr. Lindsay Wakefield	9,418,104	—	—	—	9,418,104
Mr. Peter Rubinstein	308,132,009	—	—	—	308,132,009
Mr. Nicholas Burrows	1,670,000	—	—	—	1,670,000
Dr. Jerzy Muchnicki	263,085,885	—	—	—	263,085,885
Dr. Richard Allman	—	—	—	—	—
Mr. Stanley Sack	—	—	—	—	—
Mr. Mike Tonroe	—	—	—	—	—
Mr. Simon Morriss	—	—	—	—	—
Mr. Phillip Hains	—	—	—	—	—
Total	582,305,998	—	—	—	582,305,998

1. Balance may include shares held prior to individuals becoming KMP. For individuals who became KMP during the period, the balance is as at the date they became KMP.

2. Other changes incorporates changes resulting from the acquisition or disposal of shares or in relation to rights issues.

3. For former KMP, the balance is as at the date they cease being KMP.

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

(End of the Remuneration Report for Australian Disclosure Requirements)

Other Australian Disclosure Requirements

Auditor’s Independence Declaration

There were no former partners or directors of Grant Thornton Audit Pty Ltd, the Company’s auditor, who were or were at any time during the financial year an officer of the Company.

A copy of the auditor’s independence declaration under Section 307C of the Corporations Act in relation to the audit for the year ended June 30, 2021 is included in Exhibit 15.4 of this annual report on Form 20-F.

Directors’ resolution

The components of our directors’ report are incorporated in various places within this annual report on the Form 20-F. A table charting these components is included within ‘Exhibit 15.3 Appendix 4E’.

This report is made in accordance with a resolution of directors.

/s/ Peter Rubinstein

Director

Melbourne

August 31, 2021

Item 6.C Board Practices

The Board of Directors

Under the Company’s Constitution, its Board of Directors is required to comprise at least three Directors. As of the date of this Annual Report, our Board comprised four Directors.

The role of the Board includes:

(a)	Reviewing and making recommendations in remuneration packages and policies applicable to directors, senior executives and consultants.

(b)	Nomination of external auditors and reviewing the adequacy of external audit arrangements.

(c)	Establishing the overall internal control framework over financial reporting, quality and integrity of personnel and investment appraisal. In establishing an appropriate framework, the board recognised that no cost-effective internal control systems will preclude all errors and irregularities.

(d)	Establishing and maintaining appropriate ethical standards in dealings with business associates, suppliers, advisers and regulators, competitors, the community and other employees.

(e)	Identifying areas of significant business risk and implementing corrective action as soon as practicable after a risk is identified.

(f)	Nominating audit and remuneration committee members.

The Board meets to discuss business regularly throughout the year, with additional meetings being held when circumstances warrant. Included in the table below are details of the meetings of the Board and the sub-committees of the Board that were held during the 2021 financial year.

	Directors’ meetings		Audit Committee meetings		Remuneration Committee meetings
	Attended	Eligible	Attended	Eligible	Attended	Eligible
Dr. Lindsay Wakefield	10	10	10	10	3	3
Dr. Jerzy Muchnicki	10	10	9	10	2	1
Mr. Peter Rubinstein	10	10	10	10	3	3
Mr. Nicholas Burrows	10	10	10	10	3	3

Item 6. Directors, Senior Management and Employees (cont.)

Item 6.C Board Practices (cont.)

Committees of the Board

The Board has established an Audit Committee which operates under a specific Charter approved by the Board. It is the Board’s responsibility to ensure that an effective internal control framework exists within the Company. This includes internal controls to deal with both the effectiveness and efficiency of significant business processes, the safeguarding of assets, the maintenance of proper accounting records, and the reliability of financial information as well as non-financial considerations such as the benchmarking of operational key performance indicators.

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

The Remuneration Committee assesses the appropriateness of the nature and amount of remuneration paid to Directors and Executives on a periodic basis by reference to relevant employment market conditions, with the overall objective of ensuring maximum shareholder benefit from the retention of a high-quality Board and senior leadership team.

Committee membership

As at the date of this Report, the composition of these two Sub-Committees are:

Audit Committee:	Mr. Nicholas Burrows — Chairman of the Committee
Mr. Peter Rubinstein
Dr. Lindsay Wakefield

Remuneration Committee:	Dr. Lindsay Wakefield — Chairman of the Committee
Mr. Peter Rubinstein
Mr. Nicholas Burrows

Item 6. Directors, Senior Management and Employees (cont.)

Item 6.C Board Practices (cont.)

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

Item 6.D Employees

As of the date of this Annual Report, the Company comprising the Company and its subsidiaries, employed 18 full-time equivalent employees. The number of full-time equivalent employees as of the end of each respective financial year ended June 30 are as follows:

2021	18
2020	13
2019	13

Item 6. Directors, Senior Management and Employees (cont.)

Item 6.E Share Ownership

The relevant interest of the directors in the share capital of the Company as notified by them to the Australian Securities Exchange in accordance with section 205G(1) of the Corporations Act 2001 as of the date of this Annual Report is as follows:

Director	Ordinary shares	Percentage of Capital held
Dr. Lindsay Wakefield	9,418,104	0.10%
Dr. Jerzy Muchnicki	263,085,885	2.85%
Mr. Peter Rubinstein	308,132,009	3.34%
Mr. Nicholas Burrows	1,670,000	0.02%

Item 7. Major Shareholders and Related Party Transactions

Item 7.A Major Shareholders

As at the date of this Annual Report, no shareholders hold a beneficial ownership of 5% or more of our voting securities.

The number of Ordinary Shares on issue in Genetic Technologies as of the date of this Annual Report was 9,226,090,143. The number of holders of Ordinary Shares in Genetic Technologies as of the date of this Annual Report was approximately 4,724 (July 22, 2021).

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

Record Holders

As of July 22, 2021, there were 4,724 holders of record of our ordinary shares, of which 40 record holders, holding approximately 0.85% of our ordinary shares, had registered addresses in the United States. These numbers are not representative of the number of beneficial holders of our shares nor are they representative of where such beneficial holders reside, since many of these ordinary shares were held of record by brokers or other nominees. The majority of trading by our U.S. investors is done by means of ADSs that are held of record by HSBC Custody Nominees (Australia) Ltd., which held 74.49% of our ordinary shares as of such date.

Item 7.B Related Party Transactions

During the year ended June 30, 2021, the only transactions between entities within the Company and other related parties occurred, are as listed below. Except where noted, all amounts were charged on similar to market terms and at commercial rates.

Transactions within the Company and with other related parties

During the year ended June 30, 2021, other than compensation paid to directors and other members of key management personnel, see “Item 6.B Compensation”, the only transactions between entities within the Company and other related parties are as listed below. Except where noted, all amounts were charged on similar to market terms and at commercial rates.

Item 7. Major Shareholders and Related Party Transactions (Cont.)

Item 7.B Related Party Transactions (Cont.)

Blockchain Global Limited

As announced by the Company on February 15, 2018, a non-binding terms sheet with Blockchain Global Limited (BCG) was entered to provide a framework for continuing discussions between the two companies, with the proposed transaction being subject to shareholder approval (by non-associated Shareholders); and as announced by the Company on August 2, 2018, a framework agreement with BCG was entered formalising the non-binding terms sheet and providing a framework for a strategic alliance between the Company and BCG, with the agreement became binding on November 29, 2018 upon receiving the requisite shareholder approval. The agreement proposed the issue of 486 million shares to BCG in 3 tranches subject to the achievement of certain milestones. No shares have been issued under the framework agreements and no milestones have been achieved. Any rights to the 486 million milestone shares lapsed between December 27, 2019 and June 27, 2020.

The Company has accounted for these share issuances in accordance with its accounting policy for share-based payment transactions and has not recorded any associated expense in the current year given performance conditions have not been met and are not currently considering any Blockchain related projects.

A number of Directors of the Company presently or previously have had involvement with BCG. Mr. Xue Lee has a direct and indirect equity interest and was a CEO and managing director of BCG. Mr. Peter Rubinstein held a minority shareholding in the Company and was also a director in BCG. Dr. Jerzy Muchnicki has a direct and indirect interest in BCG. Dr. Paul Kasian was previously a director of BCG until July 2018.

Item 7. Major Shareholders and Related Party Transactions (Cont.)

Item 7.B Related Party Transactions (Cont.)

Performance Rights Issuance

After receiving requisite shareholder approval on November 29, 2018, the Company has issued 76,250,000 performance rights to Directors of the Company as follows:

● 7,500,000 Class A Performance Rights, 25,000,000 Class B Performance Rights and 25,000,000 Class C Performance Rights to Dr. Paul Kasian

● 3,750,000 Class A Performance Rights to Dr. Lindsay Wakefield

● 6,250,000 Class A Performance Rights to Dr. Jerzy Muchnicki

● 5,000,000 Class A Performance Rights to Mr. Peter Rubinstein

● 3,750,000 Class A Performance Rights to Mr. Xue Lee

In the year ended June 30, 2020, all Performance Rights previously issued to Dr. Paul Kasian and Mr. Xue Lee were forfeited.

After receiving another requisite shareholder approval on December 10, 2020, the Company issued additional 125,000,000 Performance Rights to Directors of the Company as follows:

●	5,000,000 Class A Performance Rights to Dr. Lindsay Wakefield
●	7,500,000 Class A Performance Rights, 25,000,000 Class B Performance Rights and 25,000,000 Class C Performance Rights to Dr. Jerzy Muchnicki
●	7,500,00 Class A Performance Rights, 25,000,000 Class B Performance Rights and 25,000,000 Class C Performance Rights to Mr. Peter Rubinstein
●	5,000,000 Class A Performance Rights to Mr. Nicholas Burrows

During the year, the Board has approved for the following Performance Rights to be issued to the Chief Executive Officer and Chief Operating Officer:

●	60,000,000 Class D Performance Rights to Mr. Simon Morris
●	3,937,500 Class E Performance Rights to Mr. Stanley Sack

The Company has accounted for these Performance Rights in accordance with its accounting policy for share-based payment transactions and has recorded A$622,725 of associated expense in the current reporting period.

Item 7. Major Shareholders and Related Party Transactions (Cont.)

Item 7.B Related Party Transactions (Cont.)

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

Item 7.B Related Party Transactions (Cont.)

Subsequently, the Company announced the official formation of Genetic Technologies HK Limited and Aocheng Genetic Technologies Co. Ltd in Hong Kong to the market on March 27, 2019.

The Company’s previous Chairman, Dr. Paul Kasian was named in the formation Heads of Agreement document to be the Chairman of the Joint Venture entity. At June 30, 2021, Genetic Technologies HK Limited has 100% ownership of Hainan Aocheng Genetic Technologies Co. Limited. At this time, no Directors fees or emoluments have been paid to Dr. Kasian, nor have agreements regarding fees been reached.

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

As announced on October 11, 2019, within the rights issue offer document, upon exercise each such option converts into 1 fully paid share on terms consistent with the ASX Listing Rules; with a 3-year expiry date from grant and with an exercise price per underwriter and sub-underwriter option equal to the lower of:

●	A$0.008; and
●	The implicit price per share at which any raise done by Aegis capital within 3 months from the Company’s shareholder meeting.

but in any event with a floor exercise price equal to A$0.004.

Item 7. Major Shareholders and Related Party Transactions (Cont.)

Item 7.B Related Party Transactions (Cont.)

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

Mr. Phillip Hains (Former Chief Financial Officer)

On July 15, 2019, the Company announced that it had appointed Mr. Phillip Hains (MBA, CA) as the Chief Financial Officer who has over 30 years of extensive experience in roles with a portfolio of ASX and NASDAQ listed companies and provides CFO services through his firm The CFO Solution. Prior to this point the Company had a similar arrangement with The CFO Solution, where it would engage and provide services of overall CFO, accounting and other finance related activities.

During the reporting period, the Company had transactions valued at A$224,971 (2020: A$527,724) with The CFO Solution towards provision of overall CFO, accounting and other finance related activities.

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

During the reporting period, the Company had transactions valued at A$157,609 (2020: A$38,500) with Mr. Stanley Sack’s entity Cobben Investments Pty Ltd towards provision of consulting services in relation to provision of duties related to Chief Operating Officer of the Company.

Mr. Peter Rubinstein (Non-Executive Director and Chairman)

During the financial year ended June 30, 2020, the Board approved to obtain consulting services in relation to capital raises, compliance, NASDAQ hearings and investor relations from its Non-Executive Director and current Chairman, Mr. Peter Rubinstein. The services procured were through Mr. Peter Rubinstein’s associate entity ValueAdmin.com Pty Ltd and amounted to A$60,000 (2020: A$35,000) that is included as part of the cash salary and fees in the remuneration report as at June 30, 2021.

There were no transactions with parties related to Key Management Personnel during the year other than that disclosed above.

Item 7.C Interests of Experts and Counsel

Not applicable.

Item 8. Financial Information

Item 8.A Consolidated Statements and Other Financial Information

The information included in Item 18 of this Annual Report is referred to and referenced into this Item 8.A.

Item 8. Financial Information (Cont.)

Item 8.A Consolidated Statements and Other Financial Information (Cont.)

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

Item 8.B Significant Changes to Financial Information

There have been no significant changes in the operation or financial condition of the Company since June 30, 2021.

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

Rights Attached to Our Ordinary Shares

The concept of authorised share capital no longer exists in Australia and as a result, our authorised share capital is unlimited. All our outstanding Ordinary Shares are validly issued, fully paid and non-assessable. The rights attached to our Ordinary Shares are as follows:

Dividend rights. If our board of directors recommends a dividend, registered holders of our Ordinary Shares may declare a dividend by ordinary resolution in a general meeting. The dividend, however, cannot exceed the amount recommended by our board of directors. Our board of directors may declare an interim dividend.

Voting rights. Holders of Ordinary Shares have one vote for each Ordinary Share held on all matters submitted to a vote of shareholders. Such voting rights may be affected by the grant of any special voting rights to the holders of a class of shares with preferential rights that may be authorised in the future.

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

An ordinary resolution, such as a resolution for the declaration of dividends, requires approval by the holders of a majority of the voting rights represented at the meeting, in person, by proxy or by written ballot and voting thereon. Under our Constitution, a special resolution, such as amending our Constitution, approving any change in capitalisation, winding-up, authorisation of a class of shares with special rights, or other changes as specified in our Constitution, requires approval of a special majority, representing the holders of no less than 75% of the voting rights represented at the meeting in person, by proxy or by written ballot, and voting thereon.

Item 10. Additional Information (Cont.)

Item 10.B Our Constitution (Cont.)

Pursuant to our Constitution, our directors are elected at our annual general meeting of shareholders by a vote of the holders of a majority of the voting power represented and voting at such meeting.

Rights in our profits. Our shareholders have the right to share in our profits distributed as a dividend and any other permitted distribution.

Rights in the event of liquidation. In the event of our liquidation, after satisfaction of liabilities to creditors, our assets will be distributed to the holders of Ordinary Shares in proportion to the nominal value of their holdings. This right may be affected by the grant of preferential dividend or distribution rights to the holders of a class of shares with preferential rights that may be authorised in the future.

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

Changes in Our Capital

Pursuant to the Listing Rules of the ASX, without shareholder approval, we may not issue more than 25% of our outstanding Ordinary Shares in any twelve month period other than by a pro rata rights offering or a share purchase plan offer (of shares with a value at the issue price of up to A$30,000 per shareholder to a maximum of 30% of our outstanding shares) in each case to the then existing shareholders.

Item 10.C Material Contracts

During the prior period, the Company entered into agreement with Lodge Corporate, Aegis Capital Corporation and H.C. Wainright & Co, to act as the placement agent to the offering made through which on multiple occasions the Company managed to raise a total of A$ 15,709,559 before costs of the transactions (2020: A$21,793,678). Towards the cost of the transactions, the Company issued the following securities:

●	250,000,000 unlisted options issued on October 30, 2019, exercisable at A$0.008 each and expiring on October 29, 2022, amounting to A$817,666. Each option is exercisable for one fully paid ordinary share.
●	125,000,000 unlisted options issued on December 20, 2019, exercisable at A$0.008 each and expiring on December 20,2022, amounting to A$528,027. Each option is exercisable for one fully paid ordinary share.
●	125,000,000 unlisted options issued on December 20, 2019, exercisable at A$0.008 each and expiring on December 20,2022, amounting to A$528,027. Each option is exercisable for one fully paid ordinary share.
●	166,066,050 warrants issued at no cash consideration on July 16, 2019, exercisable at US$0.00533 each and expiring on July 16, 2024, amounting to A$890,113. The warrants are exercisable for fully paid ordinary shares.
●	5,000,000 unlisted options issued to Lodge Corporate on March 6, 2020, exercisable at A$0.008 each and expiring on March 6, 2023, amounting to A$29,340. Each option is exercisable for one fully paid ordinary share.
●	40,114,200 warrants issued to H.C. Wainwright & Co. LLC on April 3, 2020, exercisable at US$0.00365 each and expiring on April 1, 2025, amounting to A$175,137. The warrants are exercisable for fully paid ordinary shares.
●	28,177,578 warrants issued to H.C. Wainwright & Co. LLC on April 22, 2020, exercisable at US$0.00417 each and expiring on April 19, 2025, amounting to A$149,693. The warrants are exercisable for fully paid ordinary shares.
●

156,000,000 warrants issued to H.C. Wainwright & Co. LLC on December 21, 2020 exercisable at US$0.004166 expiring on December 21, 2025, amounting to A$1,462,442. The warrants are exercisable for fully paid ordinary shares.

●	39,975,000 warrants issued to H.C. Wainwright & Co. LLC on December 21, 2020, exercisable at US$0.0104 expiring on December 21, 2025, amounting to A$360,017. The warrants are exercisable for fully paid ordinary shares.
●	48,750,000 warrants to be issued to H.C. Wainwright & Co. LLC, subject to shareholder approval, exercisable at US$0.00109375 expiring 5 years after date of issue, amounting to A$476,297. The warrants are exercisable for fully paid ordinary shares.

On August 8, 2018, the Company executed an Equity Placement Facility with Kentgrove Capital Pty Ltd. Under the Facility, Kentgrove Capital may provide the Company with up to A$20 million of equity capital in a series of individual placements of up to A$1 million (or a higher amount by mutual agreement) until April 7, 2020. The Company raised A$1.6 million during 2018 and 2019 and has approximately A$400,000 of remaining availability thereunder. This agreement expired on April 7, 2020.

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

The discussion does not address any aspects of U.S. taxation other than federal income taxation or any aspects of Australian taxation other than federal income taxation, stamp duty and goods and services tax. This discussion does not necessarily address all aspects of U.S. or Australian federal tax considerations that may be important to particular investors in light of their individual investment circumstances or investors subject to special tax regimes, like broker-dealers, insurance companies, banks or other financial institutions, tax-exempt organisations, regulated investment companies, real estate investment trusts or financial asset securitisation investment trusts, persons who actually or constructively own 10% or more of our ADRs or Ordinary Shares, persons who hold ADRs or Ordinary Shares as part of a straddle, hedge, conversion or constructive sale transaction or other integrated transaction, persons who have elected mark-to-market accounting, U.S. holders whose functional currency is not the U.S. dollar, U.S. expatriates, investors liable for the alternative minimum tax, partnerships and other pass-through entities, or persons who acquired their ADRs or Ordinary Shares through the exercise of options or similar derivative securities or otherwise as compensation.

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

Item 10.E Taxation (Cont.)

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

Australian Death Duty

Australia does not have estate or death duties. Further, no capital gains tax liability is realised upon the inheritance of a deceased person’s shares. However, the subsequent disposal of the shares by beneficiaries may give rise to a capital gains tax liability.

Goods and Services Tax

The issue or transfer of shares will not incur Australian goods and services tax and does not require a stockholder to register for Australian goods and services tax purposes.

Item 10. Additional Information (Cont.)

Item 10.E Taxation (Cont.)

United States Federal Income Taxation

As used below, a “U.S. holder” is a beneficial owner of an ADR that is, for U.S. federal income tax purposes, (i) a citizen or resident alien individual of the United States, (ii) a corporation (or an entity treated as a corporation) created or organised under the law of the United States, any State thereof or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income tax without regard to its source or (iv) a trust if (1) a court within the United States is able to exercise primary supervision over the administration of the trust, and one or more United States persons have the authority to control all substantial decisions of the trust, or (2) the trust has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a United States person. For purposes of this discussion, a “non-U.S. holder” is a beneficial owner of an ADR that is (i) a nonresident alien individual, (ii) a corporation (or an entity treated as a corporation) created or organised in or under the law of a country other than the United States or a political subdivision thereof or (iii) an estate or trust that is not a U.S. Holder. If a partnership (including for this purpose any entity treated as a partnership for U.S. federal tax purposes) is a beneficial owner of an ADR, the U.S. federal tax treatment of a partner in the partnership generally will depend on the status of the partner and the activities of the partnership. A holder of an ADR that is a partnership and partners in that partnership should consult their own tax advisers regarding the U.S. federal income tax consequences of holding and disposing of ADRs. We have not sought a ruling from the Internal Revenue Service (“IRS”) or an opinion of counsel as to any U.S. federal income tax consequence described herein. The IRS may disagree with the description herein, and its determination may be upheld by a court.

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

The gross amount of any dividend on an ADR (which will include the amount of any Australian taxes withheld) generally will be subject to U.S. federal income tax as foreign source dividend income, and will not be eligible for the corporate dividends received deduction. The amount of a dividend paid in Australian dollars will be its value in U.S. dollars based on the prevailing spot market exchange rate in effect on the day the U.S. holder receives the dividend or, in the case of a dividend received in respect of an ADR, on the date the Depositary receives it, whether or not the dividend is converted into U.S. dollars. A U.S. holder will have a tax basis in any distributed Australian dollars equal to its U.S. dollar amount on the date of receipt, and any gain or loss realised on a subsequent conversion or other disposition of Australian dollars generally will be treated as U.S. source ordinary income or loss. If dividends paid in Australian dollars are converted into U.S. dollars on the date they are received by a U.S. holder, the U.S. holder generally should not be required to recognise foreign currency gain or loss in respect of the dividend income

Item 10. Additional Information (Cont.)

Item 10.E Taxation (Cont.)

Subject to certain exceptions for short-term and hedged positions, a dividend that a non-corporate holder receives on an ADR will be subject to a maximum federal income tax rate of 20% if the dividend is a “qualified dividend”. A dividend on an ADR will be a qualified dividend if (i) either (a) the ADRs are readily tradable on an established market in the United States or (b) we are eligible for the benefits of a comprehensive income tax treaty with the United States that the Secretary of the Treasury determines is satisfactory for purposes of these rules and that includes an exchange of information program, and (ii) we were not, in the year prior to the year the dividend was paid, and are not, in the year the dividend is paid, a passive foreign investment company (“PFIC”). The ADRs are listed on the NASDAQ Capital Market, which should qualify them as readily tradable on an established securities market in the United States. In any event, the Treaty satisfies the requirements of clause (i) (b), and we are a resident of Australia entitled to the benefits of the Treaty. However, based on our audited financial statements and relevant market and shareholder data, we believe we were a PFIC for U.S. federal income tax purposes for our taxable years ended June 30, 2018 and June 30, 2020, and expect to be classified as a PFIC in the current taxable year. Given that the determination of PFIC status involves the application of complex tax rules, and that it is based on the nature of our income and assets from time to time, no assurances can be provided that we will or will not be considered a PFIC for any past or future taxable years. In addition, as described in the section below entitled “Passive Foreign Investment Company Rules,” if we were a PFIC in a year while a U.S. holder held an ADR, and if the U.S. holder has not made a qualified electing fund election effective for the first year the U.S. holder held the ADR, the Ordinary Share underlying the ADR remains an interest in a PFIC for all future years or until such an election is made. The IRS takes the position that such rule will apply for purposes of determining whether an ADR is an interest in a PFIC in the year a dividend is paid or in the prior year, even if we do not satisfy the tests to be a PFIC in either of those years. Even if dividends on the ADRs would otherwise be eligible for qualified dividend treatment, in order to qualify for the reduced qualified dividend tax rates, a non-corporate holder must hold the Ordinary Share on which a dividend is paid for more than 60 days during the 120-day period beginning 60 days before the ex-dividend date, disregarding for this purpose any period during which the non-corporate holder has an option to sell, is under a contractual obligation to sell or has made (and not closed) a short sale of substantially identical stock or securities, is the grantor of an option to buy substantially identical stock or securities or, pursuant to Treasury regulations, has diminished such holder’s risk of loss by holding one or more other positions with respect to substantially similar or related property. In addition, to qualify for the reduced qualified dividend tax rates, the non-corporate holder must not be obligated to make related payments with respect to positions in substantially similar or related property. Payments in lieu of dividends from short sales or other similar transactions will not qualify for the reduced qualified dividend tax rates.

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

Item 10.E Taxation (Cont.)

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

Taxation of Capital Gains

U.S. Holders. Subject to the passive foreign investment company rules discussed below, on a sale or other taxable disposition of an ADR, a U.S. holder will recognise capital gain or loss in an amount equal to the difference between the U.S. holder’s adjusted basis in the ADR and the amount realised on the sale or other disposition, each determined in U.S. dollars. Such capital gain or loss will be long-term capital gain or loss if at the time of the sale or other taxable disposition the ADR has been held for more than one year. In general, any adjusted net capital gain of an individual is subject to a maximum federal income tax rate of 20%. Capital gains recognised by corporate U.S. holders generally are subject to U.S. federal income tax at the same rate as ordinary income. The deductibility of capital losses is subject to limitations. Any gain a U.S. holder recognises generally will be U.S. source income for U.S. foreign tax credit purposes, and, subject to certain exceptions, any loss will generally be a U.S. source loss. If an Australian tax is paid on a sale or other disposition of an ADR, the amount realised will include the gross amount of the proceeds of that sale or disposition before deduction of the Australian tax.

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

Non-U.S. Holders. A non-U.S. holder will not be subject to U.S. federal income tax on gain recognised on a sale or other disposition of an ADR unless (i) the gain is effectively connected with the conduct of trade or business by the non-U.S. holder within the United States (and is attributable to a permanent establishment or fixed base the non-U.S. holder maintains in the United States if an applicable income tax treaty so requires as a condition for the non-U.S. holder to be subject to U.S. taxation on a net income basis on income from the ADR), or (ii) in the case of a non-U.S. holder who is an individual, the holder is present in the United States for 183 or more days in the taxable year of the sale or other disposition and certain other conditions apply. Any effectively connected gain of a corporate non-U.S. holder may also be subject under certain circumstances to an additional “branch profits tax,” the rate of which may be reduced pursuant to an applicable income tax treaty.

Item 10. Additional Information (Cont.)

Item 10.E Taxation (Cont.)

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

If we are treated as a PFIC, contrary to the tax consequences described in “U.S. Federal Income Tax Considerations— Taxation of Dividends” and “U.S. Federal Income Tax Considerations—Taxation of Capital Gains” above, a U.S. holder that does not make an election described in the succeeding two paragraphs would be subject to special rules with respect to (i) any gain realised on a sale or other disposition of an ADR (for purposes of these rules, a disposition of an ADR includes many transactions on which gain or loss is not realised under general U.S. federal income tax rules) and (ii) any “excess distribution” by the Company to the U.S. holder (generally, any distribution during a taxable year in which distributions to the U.S. holder on the ADR exceed 125% of the average annual taxable distributions (whether actual or constructive and whether or not out of earnings and profits) the U.S. holder received on the ADR during the preceding three taxable years or, if shorter, the U.S. holder’s holding period for the ADR). Under those rules, (i) the gain or excess distribution would be allocated ratably over the U.S. holder’s holding period for the ADR, (ii) the amount allocated to the taxable year in which the gain or excess distribution is realised would be taxable as ordinary income in its entirety and not as capital gain, would be ineligible for the reduced qualified dividend rates, and could not be offset by any deductions or losses, and (iii) the amount allocated to each prior year, with certain exceptions, would be subject to tax at the highest tax rate in effect for that year, and the interest charge generally applicable to underpayments of tax would be imposed in respect of the tax attributable to each of those years. A U.S. holder who owns an ADR during any year we are a PFIC will generally have to file IRS Form 8621. A failure to file this return will suspend the statute of limitations with respect to any tax return, event, or period to which such report relates (potentially including with respect to items that do not relate to a U.S. Holder’s investment in the ADRs).

The special PFIC rules described above will not apply to a U.S. holder if the U.S. holder makes a timely election, which remains in effect, to treat the Company as a “qualified electing fund” (“QEF”) in the first taxable year in which the U.S. holder owns an ADR and the Company is a PFIC and if the Company complies with certain reporting requirements. Instead, a shareholder of a QEF generally is currently taxable on a pro rata share of the Company’s ordinary earnings and net capital gain as ordinary income and long-term capital gain, respectively. Neither that ordinary income nor any actual dividend from the Company would qualify for the 20% maximum tax rate on dividends described above if the Company is a PFIC in the taxable year the ordinary income is realised or the dividend is paid or in the preceding taxable year. We have not yet determined whether we would make the computations necessary to supply U.S. holders with the information needed to report income and gain pursuant to a QEF election. It is, therefore, possible that U.S. holders would not be able to make or retain a QEF election in any year we are a PFIC. Although a QEF election generally cannot be revoked, if a U.S. holder made a timely QEF election for the first taxable year it owned an ADR and the Company is a PFIC (or is treated as having done so pursuant to any of certain elections), the QEF election will not apply during any later taxable year in which the Company does not satisfy the tests to be a PFIC. If a QEF election is not made in that first taxable year, an election in a later year generally will require the payment of tax and interest.

Item 10. Additional Information (Cont.)

Item 10.E Taxation (Cont.)

In lieu of a QEF election, a U.S. holder of stock in a PFIC that is considered marketable stock could elect to mark the stock to market annually, recognising as ordinary income or loss each year an amount equal to the difference as of the close of the taxable year between the fair market value of the stock and the U.S. holder’s adjusted basis in the stock. Losses would be allowed only to the extent of net mark-to-market gain previously included in income by the U.S. holder under the election for prior taxable years. A U.S. holder’s adjusted basis in the ADRs will be adjusted to reflect the amounts included or deducted with respect to the mark-to-market election. If the mark-to-market election were made, the rules set forth in the second preceding paragraph would not apply for periods covered by the election. A mark-to-market election will not apply during any later taxable year in which the Company does not satisfy the tests to be a PFIC. In general, the ADRs will be marketable stock if the ADRs are traded, other than in de minimis quantities, on at least 15 days during each calendar quarter on a national securities exchange that is registered with the SEC or on a designated national market system or on any exchange or market that the Treasury Department determines to have rules sufficient to ensure that the market price accurately represents the fair market value of the stock. Under current law, the mark-to-market election may be available to U.S. holders of ADRs because the ADRs are listed on the NASDAQ Capital Market, which constitutes a qualified exchange, although there can be no assurance that the ADRs will be “regularly traded” for purposes of the mark-to-market election or that the ADRs will continue to be listed on the NASDAQ Capital Market.

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

Medicare Surtax on Net Investment Income

Non-corporate US Holders whose income exceeds certain thresholds generally will be subject to 3.8% surtax on their “Net Investment Income” (which generally includes, among other things, dividends on, and capital gain from the sale or other taxable disposition of, the ADRs). Absent an election to the contrary, if a QEF election is available and made, QEF inclusions will not be included in net investment income at the time a US Holder includes such amounts in income, but rather will be included at the time distributions are received or gains are recognised. Non-corporate US Holders should consult their own tax advisors regarding the possible effect of such tax on their ownership and disposition of the Common Shares, in particular the applicability of this surtax with respect to a non-corporate US Holder that makes a QEF or mark-to-market election in respect of their Common Shares.

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

Item 10.E Taxation (Cont.)

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

Interest Rate Risk. As of June 30, 2021, we had A$20,902,282 in cash and cash equivalents of which A$12,959,979 was subject to interest rate risk. Interest income earned on the cash balances is affected by changes in the levels of market interest rates. We invest excess cash in interest-bearing, investment-grade securities and time deposits in high-quality institutions. We do not utilise derivative financial instruments, derivative commodity instruments, positions or transactions in any material matter.

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

Item 12.C Other Securities

Not applicable

Item 12. Description of Securities Other Than Equity Securities (Cont.)

Item 12.D American Depositary Shares Fees and Charges Payable by ADS Holders

The table below summarises the fees and charges that a holder of our ADSs may have to pay, directly or indirectly, to our depositary, The Bank of New York Mellon, or BNYM, pursuant to the Deposit Agreement, which was filed as Exhibit 2.1 to our Registration Statement on Form F-6 filed with the SEC on January 14, 2002, and the types of services and the amount of the fees or charges paid for such services. The disclosure under this heading “Fees and Charges Payable by ADS Holders” is subject to and qualified in its entirety by reference to the full text of the Deposit Agreement. The holder of an ADS may have to pay the following fees and charges to BNYM in connection with ownership of the ADS:

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

Item 15. Controls and Procedures

Item 15.A Disclosure controls and procedures

We maintain disclosure controls and procedures as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 (the “Exchange Act”), as amended, that are designed to ensure that information required to be disclosed in the reports that we file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarised and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in our reports filed or submitted under the Securities Exchange Act of 1934 is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

Our Management, including our Chief Executive Officer and Chief Financial Officer, believes that our disclosure controls and procedures or our internal control over financial reporting are designed and operated to be effective at the reasonable assurance level. However, our Management does not expect that our disclosure controls and procedures and our internal control over financial reporting will prevent all error and fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Additionally, the design of a control system must reflect the fact that there are resource constraints, and the benefit of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected or that our control system will operate effectively under all circumstances. Moreover, the design of any system of controls is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.

Our Management has carried out an evaluation, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures as of June 30, 2021. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that the Company’s disclosure controls and procedures were effective as of June 30, 2021 due to the remediation of material weaknesses in internal control over financial reporting identified as of June 30, 2020 described in Item 15.B below.

Item 15.B Management’s annual report on internal control over financial reporting

Our Management is responsible for establishing and maintaining adequate internal control over financial reporting. The Securities Exchange Act of 1934 defines internal control over financial reporting in Rules 13a-15(f) and 15d-15(f) as a process designed by, or under the supervision of, the Company’s Chief Executive Officer and Chief Financial Officer effected by the Company’s Board of Directors, Management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

●	Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;

●	Provide reasonable assurance that transactions are recorded as necessary to permit the preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorisations of Management and directors of the Company; and

●	Provide reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use or disposition of the Company’s assets that could have a material effect on the consolidated financial statements.

Item 15. Controls and Procedures (Cont.)

Item 15.B Management’s annual report on internal control over financial reporting (Cont.)

Our Management, under the supervision and with participation of our Chief Executive Officer and Chief Financial Officer, has assessed the effectiveness of the Company’s internal control over financial reporting as of June 30, 2021. In making this assessment, Management used the criteria set forth by the Committee of Sponsoring Organisations of the Treadway Commission, or COSO, in Internal Control-Integrated Framework (2013).

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the annual financial statements will not be prevented or detected on a timely basis.

As of June 30, 2020. we did not maintain an adequate segregation of duties with respect to internal control over financial reporting, specifically including the following:

●	We had limited accounting personnel to enable controls to be designed and implemented which sufficiently and consistently evidence an independent review of complex financial reporting matters.

The control deficiencies were pervasive in nature and could impact all significant accounts and critical accounting estimates. The control deficiencies resulted in audit adjustments to the Company’s consolidated financial statements for the year ended June 30, 2020. Additionally, these control deficiencies could result in misstatements of the Company’s consolidated financial statements or disclosures that would result in a material misstatement of the annual consolidated financial statements that would not be prevented or detected. Accordingly, our Management determined that these control deficiencies constituted a material weakness as of June 30, 2020.

We implemented improved systems of internal control through increased segregation of duties within its financial accounting and reporting team by adding suitably professionally qualified resources and improving the management and oversight of its financial reporting systems. The Company also engaged an external professional firm to conduct independent reviews of our internal controls reporting to the Company’s Audit Committee. This remediation of the material weakness described above has led our Management to conclude that, as of June 30, 2021, the Company did maintain effective internal control over financial reporting based on criteria in Internal Control - Integrated Framework (2013) issued by the COSO.

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

Item 15.D Changes in Internal Control over Financial Reporting

The remediation activities described below are changes in internal control over financial reporting during the year ended June 30, 2021, that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Remediation efforts

Segregation of duties. We are committed to continuously improving our internal control over financial reporting. We have remediated the material weakness that was identified as of June 30, 2020, by implementing the following:

●	Completed migration of our accounting systems to a cloud-based system (XERO), which provides the accounting team and the CFO with a systematic process for preparing and reviewing the underlying journal entries, invoices, payments and reconciliations. Appropriate access rights are maintained within XERO to formally enforce segregation of duties within the accounting system.

●	Continuous engagement with a professional service firm called The CFO Solution, who have standard internal review procedures to ensure quality of accounting data and review over complex financial reporting matters.

●	Engaged independent specialists for more complex financial reporting matters when needed, such as valuation of warrants that have embedded derivatives.

Item 15. Controls and Procedures (Cont.)

Item 15.D Changes in Internal Control over Financial Reporting (Cont.)

●

Established an internal control of a preparer of the accounting data and reviewer, through implementation of workpapers wherein the accounting data is prepared and reviewed on a monthly basis by segregated staff and signed off by The CFO Solution team.

●	Engaged independent professional firm to assess and report on the effectiveness of internal controls to the Audit Committee

Although these measures have remediated the previously identified segregation of duties control deficiency, the Company will continue to assess the effectiveness of the design of the controls and implement additional internal controls procedures over financial reporting and test their operating effectiveness over a period of time.

Item 16.A Audit Committee Financial Expert

On September 2, 2019, the Company has appointed Mr. Nick Burrows to the Board as an independent Non-Executive Director. Mr. Burrows is a financial expert and hence the Company subsequently appointed Mr. Burrows as the Chairman of the Audit Committee replacing Mr. Peter Rubinstein, former Chairman of the Audit Committee.

Item 16.B Code of Ethics

We have adopted a Code of Ethics (styled “Code of Conduct”) that applies to all of our Directors and employees, including our principal executive officer, principal financial officer and principal accounting officer or controller. The Code can be downloaded at our website (www.gtglabs.com). Additionally, any person, upon request, can ask for a hard copy or electronic file of the Code. If we make any substantive amendment to the Code or grant any waivers, including any implicit waiver, from a provision of the Code, we will disclose the nature of such amendment or waiver on our website. During the year ended June 30, 2021, no such amendment was made, or waiver granted.

Item 16.C Principal Accountant Fees and Services

The following table sets forth the fees billed to us by our Independent Registered Public Accounting Firms, Grant Thornton Audit Pty Ltd and PricewaterhouseCoopers, during the financial years ended June 30, 2021 and 2020, respectively:

	Consolidated
	2021 $	2020 $
Services rendered
PricewaterhouseCoopers in respect of:
Audit fees (1)	72,500	274,000
Audit-related fees (2)	—	200,000
Tax fees (3)	—	—
All other fees (4)	—	—
Grant Thornton Audit Pty Ltd in respect of:
Audit fees (1)	168,333	—
Audit-related fees (2)	—	—
Tax fees (3)	—	—
All other fees (4)	65,000	—

(1) Audit fees consist of services that would normally be provided in connection with statutory and regulatory filings or engagements, including services that generally only the independent accountant can reasonably provide such as comfort letters.

(2) Audit-related fees consist of fees billed for assurance and related services that generally only the statutory auditor could reasonably provide to a client. Included in the balance are amounts related to additional regulatory filings during the 2021 and 2020 financial year. All services provided are considered audit services for the purpose of SEC classification.

(3) Tax fees include fees for all tax services other than those included in “Audit Fees” and “Audit-Related Fees”. This category includes fees for tax compliance, tax advice and tax planning.

(4) All other fees consist of fees billed for financial and information technology due diligence services in respect of the Company’s acquisition of the business and assets associated with the EasyDNA brand that completed on August 13th, 2021

Audit Committee Pre-Approval Policies and Procedures

Our Board of Directors has established pre-approval and procedures for the engagement of its Independent Registered Public Accounting Firm for audit and non-audit services. The Board of Directors reviews the scope of the services to be provided, before their commencement, in order to ensure that there are no independence issues and the services are not prohibited services, as defined by the Sarbanes-Oxley Act of 2002. The Board of Directors has considered advice received from the audit committee and is satisfied that the provision of the non-audit services is compatible with the general standard of independence for auditors imposed by the Corporations Act 2001. The directors are satisfied that the provision of the non-audit services as set out above, did not compromise the auditor independence requirements of the Corporations Act 2001 because the services are not deemed to undermine the general principles relating to auditor independence as set out in APES 110 Code of Ethics for Professional Accountants.

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

Item 16.H Mine Safety Disclosure

Not applicable.

Item 16.I Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

PART III

Item 17. Financial Statements

The Company has responded to Item 18 in lieu of responding to this Item.

Item 18. Financial Statements

The full text of the Company’s audited financial statements for the fiscal years ended June 30, 2021 and 2020 begins on page F-1 of this Annual Report on Form 20-F.

Australian Disclosure Requirements

Directors’ Declaration

In the directors’ opinion:

(a) the financial statements and Notes set out on pages 86 to 150 are in accordance with the Corporations Act 2001, including:

(i) Complying with Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements, and

(ii) Giving a true and fair view of the consolidated entity’s financial position as at June 30, 2021 and of its performance for the fiscal year ended on that date, and

(b) There are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

Note 1 ‘Basis of preparation’ confirms that the financial statements also comply with International Financial Reporting Standards as issued by the International Accounting Standards Board.

The directors have been given the declarations by the chief executive officer and chief financial officer required by section 295A of the Corporations Act 2001.

This declaration is made in accordance with a resolution of the directors.

/s/ Peter Rubinstein
Chairman

Melbourne, August 31, 2021

Item 19. Exhibits

The following documents are filed as exhibits to this Annual Report on Form 20-F:

1.1	Constitution of the Registrant (incorporate by reference to Exhibit 1.1 to the Company’s Registration Statement on Form 20-F filed with the Commission on December 21, 2010)

2.1	Deposit Agreement, dated as of January 14, 2002, by and among Genetic Technologies Limited, The Bank of New York Mellon, as Depositary, and the Owners and Holders of American Depositary Receipts (such agreement is incorporated herein by reference to the Registration Statement on Form F-6 relating to the ADSs (File No. 333-14270) filed with the Commission on January 14, 2002).

2.2	Description of Securities (incorporate by reference to Exhibit 4.1 to the Company’s Annual Report on Form 20-F filed with the Commission on October 22, 2020)

2.3	Form of American Depositary Receipt (incorporated by reference to Rule 424(b)(3) filing (File No. 333-183861), filed with the Commission on August 15, 2019)

2.4	Form of Warrant issued on May 23, 2019 (incorporated by reference to Exhibit 10.3 of the Company’s Report on Form 6-K filed with the Commission on May 23, 2019)

2.5	Form of Compensation Warrant issued on April 3, 2020 (incorporated by reference to Exhibit 10.3 of the Company’s Report on Form 6-K filed with the Commission on April 2, 2020)

2.6	Form of Pre-funded Warrant (incorporate by reference to Exhibit 4.5 to the Company’s registration statement on Form F-1/A filed on May 12, 2020)

2.7	Form of Placement Agent Warrant (incorporate by reference to Exhibit 4.6 to the Company’s registration statement on Form F-1/A filed on May 12, 2020)

2.8	Staff Share Plan 2001 dated November 30, 2001 (incorporate by reference to Exhibit 4.2 to the Company’s Registration Statement on Form 20-F filed with the Commission on August 19, 2005)

4.1	Master Collaboration Agreement, dated September 13, 2019, between Genetic Technologies Limited and The Translational Genomics Research Institute (incorporate by reference to Exhibit 10.4 to the Company’s registration statement on Form F-1/A filed on December 18, 2019)

4.2	Exhibit A-1 entered into under Master Collaboration Agreement, dated September 13, 2019, between Genetic Technologies Limited and The Translational Genomics Research Institute (incorporate by reference to Exhibit 10.5 to the Company’s registration statement on Form F-1/A filed on December 18, 2019)

4.3	Form of Securities Purchase Agreement dated as of May 22, 2019, between Genetic Technologies Limited and the investors listed therein (incorporated by reference to Exhibit 10.2 of the Company’s Report on Form 6-K filed with the Commission on May 23, 2019)

4.4	Form of Securities Purchase Agreement dated as of April 1, 2020, between Genetic Technologies Limited and the investors listed therein (incorporated by reference to Exhibit 10.1 of the Company’s Report on Form 6-K filed with the Commission on April 2, 2020)

4.5	Placement Agent Agreement effective March 30, 2020 (incorporated by reference to Exhibit 10.2 of the Company’s Report on Form 6-K filed with the Commission on April 2, 2020)

4.6	Form of Securities Purchase Agreement (incorporate by reference to Exhibit 10.9 to the Company’s registration statement on Form F-1/A filed on May 12, 2020)

Item 19. Exhibits (Cont.)

4.7	Renewal of Lease over premises in Fitzroy, Victoria, Australia with an effective date of September 1, 2018 (incorporated by reference to 20-F filed October 3, 2019)

4.8	Form of Securities Purchase Agreement dated July 16, 2020 (incorporated by reference to Exhibit 10.1 of the Company’s Report on Form 6-K filed with the Commission on July 20, 2020)

4.9	Form of Securities Purchase Agreement dated January 21, 2021 (incorporated by reference to Exhibit 10.1 of the Company’s Report on Form 6-K filed with the Commission on January 5, 2021)

4.10	Sale of Business Agreement dated July 18, 2021

4.11	Registration Rights Agreement dated August 12, 2021

4.12	Non-Solicitation Agreement dated July 18, 2021

4.13	Escrow Agreement dated August 12, 2021

12.01	Section 302 Certification of the Chief Executive Officer

12.02	Section 302 Certification of the Chief Financial Officer

13.01	Section 906 Certification of the Chief Executive Officer

13.02	Section 906 Certification of the Chief Financial Officer

15.1	Consent of Grant Thornton

15.2	Consent of PricewaterhouseCoopers

15.3	Appendix 4E

15.4	Auditor’s Independence Declaration

15.5	Independent Auditor’s Report

101.INS	XBRL Instance Document

101.SCH	XBRL Schema Document

101.CAL	XBRL Calculation Linkbase Document

101.DEF	XBRL Definition Linkbase Document

101.LAB	XBRL Labels Linkbase Document

101.PRE	XBRL Presentation Linkbase Document

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this Annual Report on its behalf.

GENETIC TECHNOLOGIES LIMITED
Dated: August 31, 2021
	By:	/s/ Simon Morriss
	Name:	Simon Morriss
	Title:	Chief Executive Officer

2021 Financial Report

GENETIC TECHNOLOGIES LIMITED

82

GENETIC TECHNOLOGIES LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders

Genetic Technologies Limited

Opinion on the financial statements

We have audited the accompanying consolidated balance sheet of Genetic Technologies Limited and its subsidiaries (the “Company”) as of June 30, 2021, the related consolidated statement of profit or loss and other comprehensive income, consolidated statement of cash flows and consolidated statement of changes in equity for the year ended June 30, 2021, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2021, and the results of its operations and its cash flows for the year ended June 30, 2021, in conformity with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

Basis for opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provide a reasonable basis for our opinion.

Emphasis of matter

As described in Note 2 (a) (v), the Company has revised the June 30, 2020 financial statements for the correction of an immaterial error. In our opinion, such adjustments are appropriate and have been properly applied. We were not engaged to audit, review, or apply any procedures to the 2020 financial statements of the Company other than with respect to the adjustment and, accordingly, we do not express an opinion or any other form of assurance on the 2020 financial statements taken as a whole.

Critical audit matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Share-based Payments

During the period ended June 30, 2021, the Company issued a significant number of warrants, employee options and performance rights. Under IFRS 2 Share-based Payments, these issuances are to be recognized over the vesting period, and recorded as a liability or equity depending on the employees’ nomination of cash or shares.

Share-based payment arrangements are a complex accounting area which rely on assumptions applied in the determination of fair value and estimation regarding the number of options that are expected to become exercisable. Additionally, a number of share-based awards were granted to related parties. As a result, share-based payment arrangements were considered a critical audit matter.

Our audit procedures related to share-based payments included, amongst others:

●	Obtaining an understanding the process applied to determine the appropriate accounting treatment and calculate the share-based payments;

●	Evaluating the accounting treatment of the awards for compliance with IFRS 2;

●	Agreeing a sample of awards to the relevant contractual grant agreements;

●	Critically assessing the appropriateness of the valuation methods applied by:

○	Evaluating the competence, capabilities and objectivity of the valuation specialist engaged by the Company to perform the valuations;

○	Assessing inputs and assumptions utilized in the valuation models for accuracy and reasonableness; and

○	Utilizing internal valuation specialists to assess the appropriateness of valuation methodologies applied, reasonableness of key assumptions, and accuracy of mathematical calculations;

●	Recalculating the deferral of the fair value of share-based payment expense over the vesting period; and

●	Assessing the adequacy of the Company’s disclosures in relation to share-based payments.

R&D Tax Incentive

Under the research and development (R&D) tax incentive scheme, the Company receives a 43.5% refundable tax offset of eligible expenditure if its turnover is less than $20 million per annum, provided it is not controlled by income tax exempt entities. A registration of R&D Activities Application is filed with AusIndustry in the following financial year and, based on this filing, the Company receives the incentive in cash.

Management engaged an R&D expert to perform a detailed review of the Company’s total R&D expenditure to determine the potential claim under the R&D tax incentive legislation. The R&D receivable for the year ended June 30, 2021 was $984,872. This represents an estimated claim for the year from July 1, 2020 to June 30, 2021.

This is a critical audit matter due to the size of the receivable and because there is a degree of judgment and interpretation of the R&D tax legislation required to assess eligibility of the R&D expenditure under the scheme.

Our procedures included, amongst others:

●	Obtaining an understanding the process undertaken to calculate the R&D tax incentive;

●	Evaluating the competence, capabilities and objectivity of the specialist engaged by the Company to review the R&D expenditure;

●	Utilising an internal R&D tax specialist in:

○	Reviewing the methodology used by the Company for consistency with the R&D tax offset rules; and

○	Considering the nature of the expenses against the eligibility criteria of the R&D tax incentive scheme to assess whether the expenses included in the estimate were likely to meet the eligibility criteria;

●	Inspecting supporting documentation for a sample of expenses claimed to assess validity of the claimed amount and eligibility against the R&D tax incentive scheme criteria;

●	Comparing the nature of R&D expenditure included in the current year estimate to the prior year claim;

●	Considering the Company’s history of successful claims;

●	Inspecting copies of relevant correspondence with AusIndustry and the Australian Taxation Office related to the claims; and

●	Assessing the adequacy of the Company’s disclosures in relation to the R&D tax incentive.

/s/ Grant Thornton Audit Pty Ltd
Melbourne, Australia August 31, 2021

We have served as the Company’s auditor since 2021.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Genetic Technologies Limited

Opinion on the Financial Statements

We have audited the consolidated balance sheet of Genetic Technologies Limited and its subsidiaries (the “Company”) as of June 30, 2020, and the related consolidated statements of profit or loss and other comprehensive income/(loss), consolidated statements of cash flows and consolidated statements of changes in equity for each of the two years in the period ended June 30, 2020, including the related notes (collectively referred to as the “consolidated financial statements”), before the effects of the adjustments to retrospectively revise the accounting for the representative warrants described in Note 2. In our opinion, the consolidated financial statements, before the effects of the adjustments to retrospectively revise the accounting for the representative warrants described in Note 2, present fairly, in all material respects, the financial position of the Company as of June 30, 2020, and the results of its operations and its cash flows for each of the two years in the period ended June 30, 2020 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (the 2020 financial statements before the effects of the adjustments discussed in Note 2 are not presented herein).

We were not engaged to audit, review, or apply any procedures to the adjustments to retrospectively revise the accounting for the representative warrants described in Note 2 and, accordingly, we do not express an opinion or any other form of assurance about whether such adjustments are appropriate and have been properly applied. Those adjustments were audited by other auditors.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements, before the effects of the adjustments described above, based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements, before the effects of the adjustments described above, in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

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

/s/ PricewaterhouseCoopers Melbourne, Australia
October 22, 2020

We have served as the Company’s auditor from 2009 to 2020.

CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE

INCOME/(LOSS)

For the year ended June 30, 2021

(in Australian dollars, except number of shares)

		Year ended June 30, 2021	Year ended June 30, 2020	Year ended June 30, 2019
	Note	$	$	$
Revenue from operations
Genetic testing services		120,554	9,864	25,444
Less: cost of sales	4	(361,027)	(251,511)	(276,267)
Gross loss from operations		(240,473)	(241,647)	(250,823)
Other income	5	1,564,456	1,140,647	1,019,769
Selling and marketing expenses		(1,119,851)	(637,295)	(576,077)
General and administrative expenses		(4,158,319)	(4,058,557)	(3,830,198)
Laboratory, research and development costs		(3,109,383)	(2,477,578)	(2,360,762)
Finance costs		(14,049)	(14,823)	(20,031)
Other gains/(losses)	7	—	(5,522)	(407,482)
Loss from operations before income tax		(7,077,619)	(6,294,775)	(6,425,604)
Income tax expense	8	—	—	—
Loss for the year		(7,077,619)	(6,294,775)	(6,425,604)
Other comprehensive income/(loss)
Exchange gains/(losses) on translation of controlled foreign operations		(37,468)	(33,175)	23,668
Other comprehensive income/(loss) for the year, net of tax		(37,468)	(33,175)	23,668
Total comprehensive loss for the year		(7,115,087)	(6,327,950)	(6,401,936)

Loss per share (cents per share)
Basic and diluted net loss per ordinary share	9	(0.08)	(0.15)	(0.24)
Weighted-average shares outstanding	9	8,544,157,979	4,155,017,525	2,635,454,870

The company revised the previous audited financial statements to reflect the correction of an immaterial error. See Note 2(a)(v) for additional information.

The above consolidated statement of profit or loss and other comprehensive income/(loss) should be read in conjunction with the accompanying notes.

CONSOLIDATED BALANCE SHEETS

As at June 30, 2021

(in Australian dollars)

	Note	2021 $	2020 $
ASSETS
Current assets
Cash and cash equivalents	10	20,902,282	14,214,160
Trade and other receivables	11	1,074,325	789,354
Inventories		76,927	91,390
Other current assets	12	182,580	97,845
Total current assets		22,236,114	15,192,749

Non-current assets
Right-of-use assets	17	180,528	397,945
Property, plant and equipment	13	457,178	42,285
Other non-current assets		97,868	—
Total non-current assets		735,574	440,230
Total assets		22,971,688	15,632,979
LIABILITIES
Current liabilities
Trade and other payables	14	760,350	723,724
Deferred income		635	—
Provisions	15	464,770	432,933
Lease liabilities	17	179,626	240,915
Total current liabilities		1,405,381	1,397,572

Non-current liabilities
Provisions	15	8,860	1,927
Borrowing	16	—	52,252
Lease liabilities	17	24,412	188,621
Total non-current liabilities		33,272	242,800
Total liabilities		1,438,653	1,640,372
Net assets		21,533,035	13,992,607

EQUITY
Contributed equity	18	153,574,974	140,111,073
Reserves	19	11,033,279	9,928,571
Accumulated losses	20	(143,075,218)	(136,047,037)
Total equity		21,533,035	13,992,607

The above consolidated balance sheets should be read in conjunction with the accompanying notes.

The company revised the previous audited financial statements to reflect the correction of an immaterial error. See Note 2(a)(v) for additional information.

CONSOLIDATED STATEMENT OF CASH FLOWS

For the year ended June 30, 2021

(in Australian dollars)

		Consolidated
	Note	2021 $	2020 $	2019 $
Cash flows from/(used in) operating activities
Receipts from customers		121,190	9,864	204,768
Payments to suppliers and employees		(7,747,186)	(6,758,484)	(6,575,163)
R&D tax incentive and other grants received		1,330,067	1,036,522	297,213
Net cash flows (used in) operating activities		(6,295,929)	(5,712,098)	(6,073,182)

Cash flows from/(used in) investing activities
Proceeds from the sale of plant and equipment		—	37,000	—
Proceeds from sale of financial assets at fair value through other comprehensive income		—	43,380	—
Purchases of plant and equipment		(748,706)	(38,100)	(50,309)
Interest received		—	22,507	25,849
Payments for investments in related parties		—	—	(500,000)
Net cash flows from/(used in) investing activities		(748,706)	64,787	(524,460)

Cash flows from/(used in) financing activities
Proceeds from the issue of shares		15,897,629	21,793,678	3,557,509
Equity transaction costs		(1,956,691)	(3,215,174)	(431,347)
Proceeds from borrowings		—	52,252	—
Principal elements of lease payments		(236,893)	(183,907)	—
Interest paid		(14,049)	(86,503)	—
Net cash flows from financing activities		13,689,996	18,360,346	3,126,162

Net (decrease)/ increase in cash and cash equivalents		6,645,361	12,713,035	(3,471,480)
Cash and cash equivalents at beginning of year		14,214,160	2,131,741	5,487,035
Net foreign exchange difference		42,761	(630,616)	116,186
Cash and cash equivalents at end of year	10	20,902,282	14,214,160	2,131,741

The above consolidated statements of cash flows should be read in conjunction with the accompanying notes.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the year ended June 30, 2021

(in Australian dollars)

	Contributed equity	Reserves	Accumulated losses	Total equity
	$	$	$	$
Balance at June 30, 2018	122,372,662	5,651,162	(123,311,946)	4,711,878
Loss for the year	—	—	(6,425,604)	(6,425,604)
Other comprehensive income	—	23,668	—	23,668
Total comprehensive loss	—	23,668	(6,425,604)	(6,401,936)
Transactions with owners in their capacity as owners
Contributions of equity, net of transaction costs and tax	3,126,162	—	—	3,126,162
Share-based payments	—	341,201	—	341,201
Issue of options/warrants to underwriters	—	(6,099)	—	(6,099)
	3,126,162	335,102	—	3,461,264
Balance at June 30, 2019	125,498,824	6,009,932	(129,737,550)	1,771,206
Initial adoption of IFRS 16	—	—	(14,712)	(14,712)
Restated total equity at July 1, 2019	125,498,824	6,009,932	(129,752,262)	1,756,494
Loss for the year	—	—	(6,294,775)	(6,294,775)
Other comprehensive income	—	(33,175)	—	(33,175)
Total comprehensive loss	—	(33,175)	(6,294,775)	(6,327,950)
Transactions with owners in their capacity as owners
Contributions of equity, net of transaction costs and tax	14,612,249	—	—	14,612,249
Share-based payments	—	263,387	—	263,387
Reversal of forfeited Performance Rights	—	(81,984)	—	(81,984)
Issue of options/warrants to underwriters	—	3,770,411	—	3,770,411
	14,612,249	3,951,814	—	18,564,063
Balance at June 30, 2020	140,111,073	9,928,571	(136,047,037)	13,992,607
Loss for the year	—	—	(7,077,619)	(7,077,619)
Other comprehensive income	—	(37,468)	—	(37,468)
Total comprehensive loss	—	(37,468)	(7,077,619)	(7,115,087)
Transactions with owners in their capacity as owners
Contributions of equity, net of transaction costs and tax	11,764,379	—	—	11,764,379
Exercise of options/warrants	1,699,522	(973,467)	—	726,055
Share-based payments	—	—	—	—
Revaluation of warrants	—	—	—	—
Issue of performance rights	—	622,725	—	622,725
Options expired	—	(49,438)	49,438	—
Issue of options/warrants	—	1,542,356	—	1,542,356
	13,463,901	1,142,176	49,438	14,655,515
Balance at June 30, 2021	153,574,974	11,033,279	(143,075,218)	21,533,035

The above consolidated statements of changes in equity should be read in conjunction with the accompanying notes.

The company revised the previous audited financial statements to reflect the correction of an immaterial error. See Note 2(a)(v) for additional information.

NOTES TO THE FINANCIAL STATEMENTS

For the year ended June 30, 2021

1. CORPORATE INFORMATION

Genetic Technologies Limited (the “Company”) is a molecular diagnostics company that offers predictive genetic testing and risk assessment tools. The Financial Report of the Company for the year ended June 30, 2021 was authorised for issue in accordance with a resolution of the Directors dated on August 31, 2021 Genetic Technologies Limited is incorporated in Australia and is a company limited by shares. The Directors have the power to amend and reissue the financial statements.

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

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of preparation

(i) Compliance with International Financial Reporting Standards as issued by the International Accounting Standards Board

The general purpose financial statements of Genetic Technologies Limited and its subsidiaries have been prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board and Australian equivalent International Financial Reporting Standards, as issued by the Australian Accounting Standards Board. Genetic Technologies Limited is a for-profit entity for the purpose of preparing the financial statements.

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

(iv) Going concern

For the year ended June 30, 2021, the Company incurred a total comprehensive loss of $7,115,087 (2020: $6,327,950) and net cash outflow from operations of $6,295,929 (2020: $5,712,098). As at June 30, 2021, the Company held total cash and cash equivalents of $20,902,282 and total net current assets of $20,830,733.

The Company expects to continue to incur losses and cash outflows for the foreseeable future as it continues to invest resources in expanding the research and development activities in support of the distribution of existing and new products. Following two successful capital raises during the financial year, the Company has $20,902,282 cash and cash equivalents as at June 30, 2021. In the Directors’ opinion this will underpin the Company’s funding requirements for approximately two years. As a result, the financial statements have been prepared on a going concern basis.

(v) Immaterial correction of error – previous year

During the year ended June 30, 2021, the Company identified an error and retrospectively revised the accounting for its representative warrants as described below.

Representative warrants

Genetic Technologies Limited raised capital in April 2020 and May 2020, and representative warrants were included as part of these public offerings. These representative warrants had been accounted for as a financial liability and was subsequently adjusted to fair value at each subsequent reporting date.

The Company determined that these representative warrants originally classified as a financial liability should have been accounted for as an equity-settled share-based payment in the consolidated financial statements as of and for the year ended June 30, 2020. The Company assessed the effects of this correction based on both quantitative and qualitative factors and determined that the correction was not material. Accordingly, the Company corrected the errors as of and for the year ended June 30, 2020 in the accompanying consolidated financial statements and related footnotes.

The below tables summarise the adjustments that were made to correct the immaterial errors for the periods presented.

Extract from the Consolidated Statements of Profit or Loss and Other Comprehensive Income/(Loss)

	Year ended June 30, 2020	Revision	Year ended June 30, 2020 Revised
	$	$	$
Fair value gains on financial instruments	195,845	(195,845)	—
Loss from operations before income tax	(6,098,930)	(195,845)	(6,294,775)
Loss for the year	(6,098,930)	(195,845)	(6,294,775)
Total comprehensive loss for the year	(6,132,105)	(195,845)	(6,327,950)

Loss per share (cents per share)
Basic and diluted net loss per ordinary share	(0.15)		(0.15)
Weighted-average shares outstanding	4,155,017,525		4,155,017,525

Extract from the Consolidated Balance Sheet

	2020	Revision	2020 Revised
	$	$	$
Non-Current Liabilities
Other financial liabilities	977,237	(977,237)	—
Total Non-Current Liabilities	1,220,037	(977,237)	242,800
TOTAL LIABILITIES	2,617,609	(977,237)	1,640,372
NET ASSETS	13,015,370	977,237	13,992,607

EQUITY
Reserves	8,755,489	1,173,082	9,928,571
Accumulated losses	(135,851,192)	(195,845)	(136,047,037)
TOTAL EQUITY	13,015,370	977,237	13,992,607

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(a) Basis of preparation (cont.)

Other Gains / (Losses)

	2020 $	Revision $	2020 Revised $
Net foreign exchange gains/(losses)	(5,522)	—	(5,522)
Fair value gains on financial liabilities through profit or loss	195,845	(195,845)	—
Net impairment losses	—	—	—
Total other gains / (losses)	190,323	(195,845)	(5,522)

Loss per Share

	2020 $	Revision $	2020 Revised $
Loss for the year attributable to the owners of Genetic Technologies Limited	(6,098,930)	(195,845)	(6,294,775)
Weighted average number of Ordinary Shares used in calculating loss per share (number of shares)	4,155,017,525	—	4,155,017,525

Reserves

	2020 $	Revision $	2020 Revised $
Foreign currency translation	756,423	—	756,423
Share-based payments	7,999,066	1,173,082	9,172,148
Total reserves	8,755,489	1,173,082	9,928,571
Reconciliation of foreign currency translation reserve
Balance at the beginning of the financial year	789,598	—	789,598
Add: net currency translation gain / (loss)	(33,175)	—	(33,175)
Balance at the end of the financial year	756,423	—	756,423
Reconciliation of share-based payments reserve
Balance at the beginning of the financial year	5,220,334	—	5,220,334
Add: share-based payments expense	67,542	195,845	263,387
Add: Issue of options/warrants to underwriters	2,793,174	977,237	3,770,411
Less: Reversal of Performance Rights expenses in prior year	(81,984)	—	(81,984)
Balance at the end of the financial year	7,999,066	1,173,082	9,172,148

Accumulated Losses

2021	2020	Revision	2020 Revised
	$	$	$

Balance at the beginning of the financial year	(129,737,550)	—	(129,737,550)
Add: Initial adoption of IFRS 16	(14,712)	—	(14,712)
Add: net loss attributable to owners of Genetic Technologies Limited	(6,098,930)	(195,845)	(6,294,775)
Balance at the end of the financial year	(135,851,192)	(195,845)	(136,047,037)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(a) Basis of preparation (cont.)

(vi) New standards and interpretations

Software-as-a-Service arrangements

The IFRS Interpretations Committee (IFRIC) has issued two agenda decisions related to accounting for Software-as-a-Service (SaaS) arrangements:

● In March 2019, the IFRIC considered the accounting for SaaS arrangements (the first agenda decision) and concluded that for many such arrangements the substance is that the Company has contracted to receive services rather than the acquisition (or lease) of software assets. This is because, in a cloud-based environment, the SaaS contract generally only gives the customer the right to receive access to the cloud provider’s application software, rather than a license over the IP i.e. control over the software code itself.

● In April 2021, the IFRIC specifically considered how an entity should account for configuration and customisation costs incurred in implementing these (SaaS) service arrangements. The IFRIC concluded (the second agenda decision) that these costs should be expensed, unless the criteria for recognising a separate asset are met.

The Company has historically expensed costs related to SaaS arrangements. The impact of this decision has not had a material impact on the Company’s financial statements.

(vii) New standards and interpretations not yet adopted

There are no standards that are not yet effective and that would be expected to have a material impact on the Company in the current or future reporting years and on foreseeable future transactions.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(b) Principles of consolidation

(i) Subsidiaries

Subsidiaries are all entities (including structured entities) over which the Company has control. The Company controls an entity when the Company is exposed to, or has rights to, variable returns from its involvement with the Company and has the ability to affect those returns through its power to direct the activities of the Company. Subsidiaries are fully consolidated from the date on which control is transferred to the Company. They are deconsolidated from the date that control ceases.

The acquisition method of accounting is used to account for business combinations by the Company.

Intercompany transactions, balances and unrealised gains on transactions between Company companies are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Company.

(c) Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(d) Foreign currency translation

(i) Functional and presentation currency

Items included in the financial statements of each of the Company’s entities are measured using the currency of the primary economic environment in which the Company operates (‘the functional currency’). The consolidated financial statements are presented in Australian dollar ($), which is Genetic Technologies Limited’s functional and presentation currency.

(ii) Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies at year end exchange rates are generally recognised in profit or loss.

Foreign exchange gains and losses that relate to borrowings are presented in the consolidated statement of profit or loss, within finance costs. All other foreign exchange gains and losses are presented in the consolidated statement of profit or loss on a net basis within other gains/(losses).

Non-monetary items that are measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined. Translation differences on assets and liabilities carried at fair value are reported as part of the fair value gain or loss. For example, translation differences on non-monetary assets and liabilities such as equities held at fair value through profit or loss are recognised in profit or loss as part of the fair value gain or loss and translation differences on non-monetary assets such as equities classified as at fair value through other comprehensive income are recognised in other comprehensive income.

(iii) Group companies

The results and financial position of foreign operations (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

●	assets and liabilities for each consolidated balance sheet presented are translated at the closing rate at the date of that consolidated balance sheet

●	income and expenses for each consolidated statement of profit or loss and consolidated statement of profit or loss and other comprehensive income are translated at average exchange rates (unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions), and

●	all resulting exchange differences are recognised in other comprehensive income.

On consolidation, exchange differences arising from the translation of any net investment in foreign entities, and of borrowings and other financial instruments designated as hedges of such investments, are recognised in other comprehensive income. When a foreign operation is sold or any borrowings forming part of the net investment are repaid, the associated exchange differences are reclassified to profit or loss, as part of the gain or loss on sale.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(e) Revenue recognition

Under IFRS 15, revenue is recognised based on contract with customers when performance obligations were satisfied. The following recognition criteria must also be met before revenue is recognised:

Genetic testing revenues

The Company operates facilities which provide genetic testing services. Revenue from the provision molecular risk testing for cancer (BREVAGenplus) is recognised at a point time when the Company has provided the customer with their test results, the single performance obligation.

(f) Other income

(i) Interest income

Income is recognised as the interest accrues using the effective interest method.

(ii) Government Grants

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

Income from government grants is recognised in the consolidated income statement on a systematic basis over the periods in which the Company recognises as expense the related costs for which the grants are intended to compensate in accordance with IAS 20 Accounting for Government Grants and Disclosure of Government Assistance.

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

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, deferred tax liabilities are not recognised if they arise from the initial recognition of goodwill. Deferred income tax is also not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss.

Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the end of the reporting period and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled.

Deferred tax assets are recognised only if it is probable that future taxable amounts will be available to utilise those temporary differences and losses.

Management has assessed the tax position of the Company and concluded that any potential uncertainty does not have a material impact on the financial statements.

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

(k) Trade and other receivables

Trade receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less loss allowance.

Refer Note 28 for details of management of interest rate, foreign exchange and liquidity risks applicable to trade and other payables for which, due to their short-term nature, their carrying value approximates their fair value.

(l) Inventories

(i) Raw materials and stores, work in progress and finished goods

Raw materials and stores, work in progress and finished goods are stated at the lower of cost and net realisable value. Cost comprises direct materials, direct labor and an appropriate proportion of variable and fixed overhead expenditure, the latter being allocated on the basis of normal operating capacity. Costs are assigned to individual items of inventory on the basis of weighted average costs. Costs of purchased inventory are determined after deducting rebates and discounts. Net realisable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(m) Property, plant and equipment

Property, plant and equipment is stated at historical cost less accumulated depreciation. Historical cost includes expenditure that is directly attributable to the acquisition of the items.

Subsequent costs are included in the asset’s carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. The carrying amount of any component accounted for as a separate asset is derecognised when replaced. All other repairs and maintenance are charged to profit or loss during the reporting period in which they are incurred.

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

(n) Trade and other payables

Trade payables and other payables are carried at amortised cost and represent liabilities for goods and services provided to the Company prior to the end of the financial year that are unpaid and arise when the Company becomes obliged to make future payments in respect of the purchase of these goods and services. Trade payables and other payables generally have terms of between 30 and 60 days.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(o) Provisions

Provisions for legal claims, service warranties and make good obligations are recognised when the Company has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation and the amount can be reliably estimated. Provisions are not recognised for future operating losses.

Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognised even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.

Provisions are measured at the present value of management’s best estimate of the expenditure required to settle the present obligation at the end of the reporting period. The discount rate used to determine the present value is a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The increase in the provision due to the passage of time is recognised as interest expense.

(p) Employee benefits

(i) Short-term obligations

Liabilities for wages and salaries, including non-monetary benefits, annual leave and accumulating sick leave that are expected to be settled wholly within 12 months after the end of the period in which the employees render the related service are recognised in respect of employees’ services up to the end of the reporting period and are measured at the amounts expected to be paid when the liabilities are settled. The liabilities are presented as current employee benefit obligations in the balance sheet.

(ii) Other long-term employee benefit obligations

In some countries, the Company also has liabilities for long service leave and annual leave that are not expected to be settled wholly within 12 months after the end of the period in which the employees render the related service. These obligations are therefore measured as the present value of expected future payments to be made in respect of services provided by employees up to the end of the reporting period using the projected unit credit method. Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service. Expected future payments are discounted using market yields at the end of the reporting period of high-quality corporate bonds with terms and currencies that match, as closely as possible, the estimated future cash outflows. Remeasurements as a result of experience adjustments and changes in actuarial assumptions are recognised in general and administrative expenses in profit or loss.

The obligations are presented as current liabilities in the balance sheet if the Company does not have an unconditional right to defer settlement for at least twelve months after the reporting period, regardless of when the actual settlement is expected to occur.

(q) Fair value measurement

When an asset or liability, financial or non-financial, is measured at fair value for recognition or disclosure purposes, the fair value is based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date; and assumes that the transaction will take place either: in the principal market; or in the absence of a principal market, in the most advantageous market.

Fair value is measured using the assumptions that market participants would use when pricing the asset or liability, assuming they act in their economic best interests. For non-financial assets, the fair value measurement is based on its highest and best use. Valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, are used, maximising the use of relevant observable inputs and minimising the use of unobservable inputs.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Assets and liabilities measured at fair value are classified into three levels, using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. Classifications are reviewed at each reporting date and transfers between levels are determined based on a reassessment of the lowest level of input that is significant to the fair value measurement.

Fair value hierarchy levels 1 to 3 are based on the degree to which the fair value is observable:

●	Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities;
●	Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and
●	Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

For recurring and non-recurring fair value measurements, external valuers may be used when internal expertise is either not available or when the valuation is deemed to be significant. External valuers are selected based on market knowledge and reputation. Where there is a significant change in fair value of an asset or liability from one period to another, an analysis is undertaken, which includes a verification of the major inputs applied in the latest valuation and a comparison, where applicable, with external sources of data.

(r) Contributed equity

Issued and paid-up capital is recognised at the fair value of the consideration received by the Company. Transaction costs arising on the issue of Ordinary Shares are recognised directly in equity as a deduction, net of tax, of the proceeds received. The Company has a share-based payment option plan under which options to subscribe for the Company’s shares have been granted to certain executives and other employees.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(s) Loss per share

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

On the basis of the Company’s losses, the outstanding options as at June 30, 2021 are considered to be anti-dilutive and therefore were excluded from the diluted weighted average number of ordinary shares calculation.

(t) Goods and services tax (GST)

Revenues are recognised to the extent that it is probable that the economic benefits will flow to the Company and the revenues can be reliably measured. Revenues are recognised at the fair value of the consideration received or receivable net of the amounts of Goods and Services Tax. The following recognition criteria must also be met before revenue is recognised:

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

(u) Parent entity financial information

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

Share-based payments transactions

The Company measures the cost of equity-settled transactions with employees and service providers by reference to the value of the equity instruments at the date on which they are granted. Management has determined the fair value by engaging an independent valuer for more complex equity instruments, such as warrants and performance rights, by using Black-Scholes, Monte-Carlo Simulation and Binomial model, and utilised internal resources to perform fair value by straight forward equity instruments by using Black-Scholes model.

Coronavirus (COVID-19) pandemic

Judgement has been exercised in considering the impacts that the Coronavirus (COVID-19) pandemic has had, or may have, on the Company based on known information. This consideration extends to the nature of the products and services offered, customers, supply chain, staffing and geographic regions in which the Company operates. Other than as addressed in specific notes, there does not currently appear to be either any significant impact upon the financial statements or any significant uncertainties with respect to events or conditions which may impact the Company unfavourably as at the reporting date or subsequently as a result of the Coronavirus (COVID-19) pandemic.

Lease liabilities

The application of IFRS 16 requires the Company to make judgments and estimates that affect the measurement of right-of-use assets and lease liabilities. In determining the lease term, we must consider all facts and circumstances that create an economic incentive to exercise renewal options (or not exercise renewal options). Assessing whether a contract includes a lease also requires judgement. Estimates are required to determine the appropriate discount rate used to measure lease liabilities.

4. COST OF SALES

	Consolidated
	2021 $	2020 $	2019 $
Inventories used	115,934	82,516	55,995
Direct labor costs	110,894	107,590	103,601
Depreciation expense	79,676	42,488	55,480
Inventories written-off	54,523	18,917	61,191
Total cost of sales	361,027	251,511	276,267

5. OTHER INCOME

	Consolidated
	2021 $	2020 $	2019 $
Net profit on disposal of plant and equipment	—	37,000	—
Research and development tax incentive income (1)	997,908	750,000	856,707
Export Marketing & Development Grant	100,000	—	—
Interest income	62,394	22,507	25,794
Rental income	—	—	—
Other income	116,271	78,001	137,268
Government grant income – COVID-19 relief (2)	287,883	253,139	—
Total other income	1,564,456	1,140,647	1,019,769

(1)	R&D tax incentive

The Company’s research and development activities are eligible under an Australian government tax incentive for eligible expenditure. Management has assessed these activities and expenditure to determine which are likely to be eligible under the incentive scheme. Amounts are recognised when it has been established that the conditions of the tax incentive have been met and that the expected amount can be reliably measured. For the year ended June 30, 2021, the Company has included an item in other income of A$997,908 (2020: A$750,000, 2019: A$856,707) to recognise income over the period necessary to match the grant on a systematic basis with the costs that they are intended to compensate.

On December 5, 2019, the Treasury Laws Amendment (R&D Tax Incentive Bill 2019) was introduced into Parliament. The draft bill contains proposed amendments to the R&D tax incentive regulations. Under the proposed amendments, the refundable tax offset rate for companies with an aggregated turnover of less than $20 million would become 41%. As at June 30, 2021, the bill remains under review by the Senate Committee.

In accordance with IAS 20, government grants, including non-monetary grants at fair value, should not be recognised until there is reasonable assurance that the Company will comply with the conditions attaching to them and the grants will be received.

Management does not consider the rate reduction to be substantially enacted as at June 30, 2021 due to the continued legislative debate in Parliament. The Company has therefore calculated the R&D tax incentive by applying the currently legislated R&D rate to eligible expenditure.

(2)	Government Grant income – COVID-19 Relief

The COVID-19 relief relates to government assistance received during the year, from the Australian Government (at both federal and state level) and the U.S. Small Business Administration, in response to the economic and financial challenges in the current economy.

6. FOREIGN EXCHANGE MOVEMENT

The Company is more sensitive to movements in the AUD/USD exchange rates in 2021 than 2020 because of the increased amount of USD denominated cash and cash equivalents. The US warrants financial liability will be equity-based settled upon exercise of the US warrants. However, as the exercise will be done with an exercise price in US dollars, there is a foreign exchange risk due to the subsequent translation to Australian dollars. The Company’s exposure to other foreign exchange movements is not material.

7. OTHER GAINS / (LOSSES)

During the year ended June 30, 2021 the Company identified an error in the accounting for its representative warrants and the table below reflected the correction of an immaterial prior period error.

	Consolidated
	2021 $	2020 $	2019 $
Net foreign exchange gains/(losses)	—	(5,522)	92,518
Fair value gains on financial liabilities through profit or loss	—	—	—
Net impairment losses (1)	—	—	(500,000)
Total other gains / (losses)	—	(5,522)	(407,482)

The company revised the previous audited financial statements to reflect the correction of an immaterial error. See Note 2(a)(v) for additional information.

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

8. INCOME TAX

	Consolidated
	2021 $	2020 $	2019 $
Reconciliation of income tax expense to prima facie tax payable
Loss before income tax expense	(7,077,619)	(6,098,930)	(6,425,604)
Tax at the Australian tax rate of 26% (2020: 27.50% and 2019: 27.50%)	(1,840,181)	(1,677,206)	(1,767,040)
Tax effect amounts which are not deductible/(taxable) in calculating taxable income
Share-based payments expense	185,790	(3,971)	92,153
Research and development tax incentive	588,659	446,717	541,596
Other non-deductible items	—	888	590
Other assessable items	—	(26,764)	—
	(1,065,732)	(1,260,336)	(1,132,701)

Difference in overseas tax rates	16,688	26,526	41,009
Under /(over) provision	(235,653)	553,190	1,126,722
Temporary differences not recognised	(419,965)	(353,628)	(121,965)
Research and development tax credit	(275,631)	(206,250)	(238,084)
Tax losses not recognised	1,980,293	1,240,498	325,020
Income tax expense	—	—	—

Net deferred tax assets

Deferred tax assets not recognised
Property, plant and equipment	8,004	—	863
Capital raising costs	975,270	877,584	232,328
Intangible assets	1,701,477	1,832,075	1,893,220
Provisions	297,907	306,044	187,958
Total deferred tax assets	2,982,658	3,015,703	2,314,369
Deferred tax liabilities not recognised
Right-of-use assets	(34,735)	(119,384)	—
Total deferred tax liabilities	(34,735)	(119,384)	—
Net deferred tax assets on temporary differences not brought to account	2,947,923	(2,896,320)	(2,314,369)
Total net deferred tax assets	—	—	—

8. INCOME TAX (cont.)

	Consolidated
	2021 $	2020 $	2019 $
Tax losses
Unused tax losses for which no deferred tax asset has been recognised	100,694,696	97,259,045	90,254,547
Potential tax benefit @ 26% (Australia)	19,165,603	18,727,578	17,563,730
Potential tax benefit @ 21% (USA)	5,665,976	6,123,340	5,541,152

Subject to the Company continuing to meet the relevant statutory tests, the tax losses are available for offset against future taxable income.

At June 30, 2021, the Company had a potential tax benefit related to tax losses carried forward of A$24,691,039 (2020: A$24,850,918, 2019: A$23,104,882). Such amount includes net losses of A$5,665,976 (2020: A$6,123,340, 2019: A$5,541,152) related to subsidiaries in the United States (U.S.). The Tax Cuts and Jobs Act (TCJA) enacted by Congress in the U.S. on December 22, 2017 cut the top corporate income tax rate from 35% to 21%. For tax years beginning after December 31, 2017, the graduated corporate tax rate structure is eliminated and corporate taxable income will be taxed at 21% flat rate. Additionally, the previous 20-year limitation on carry forward net operating losses (NOL’s) has been removed, allowing the NOL’s to be carried forward indefinitely. The remaining tax losses carried forward of A$19,025,063 (2020: A$18,727,578, 2019: A$17,563,730) are indefinite and are attributable to the Company’s operations in Australia. As such the total unused tax losses available to the Company, equal A$24,691,039 (2020: A$24,850,918, 2019: A$23,104,882).

As at balance date, there are unrecognised tax losses with a benefit of approximately A$24,691,039 (2020: A$24,850,918 and 2019: A$23,104,882) that have not been recognised as a deferred tax asset to the Company. These unrecognised deferred tax assets will only be obtained if:

(a)	The Company derives future assessable income of a nature and amount sufficient to enable the benefits to be realised;

(b)	The Company continues to comply with the conditions for deductibility imposed by the law; and

(c)	No changes in tax legislation adversely affect the Company from realising the benefit.

Tax consolidation legislation

Genetic Technologies Limited and its wholly owned Australian subsidiaries implemented the tax consolidation legislation as from July 1, 2003. The accounting policy in relation to this legislation is set out in Note 2(g).

The entities in the tax consolidated Company have entered into a Tax Sharing Agreement which, in the opinion of the Directors, limits the joint and several liabilities of the wholly owned entities in the case of a default by the head entity, Genetic Technologies Limited.

The entities have also entered into a Tax Funding Agreement under which the wholly owned entities fully compensate Genetic Technologies Limited for any current tax payable assumed and are compensated by Genetic Technologies Limited for any current tax receivable and deferred tax assets relating to unused tax losses or unused tax credits that are transferred to Genetic Technologies Limited under the tax consolidation legislation. The funding amounts are determined by reference to the amounts recognised in the respective subsidiaries’ financial statements.

The amounts receivable or payable under the Tax Funding Agreement are due upon receipt of the funding advice from the head entity, which is issued as soon as practicable after the end of each financial year.

As at June 30, 2021, there are no unrecognised temporary differences associated with the Company’s investments in subsidiaries, as the Company has no liability for additional taxation should unremitted earnings be remitted (2020: $Nil, 2019:$Nil).

9. LOSS PER SHARE

During the year ended June 30, 2021 the Company identified an error in the accounting for its representative warrants and the table below reflected the correction of an immaterial prior period error.

The following reflects the income and share data used in the calculations of basic and diluted loss per share:

	Consolidated
	2021 $	2020 $	2019 $
Loss for the year attributable to the owners of Genetic Technologies Limited	(7,077,619)	(6,294,775)	(6,425,604)
Weighted average number of Ordinary Shares used in calculating loss per share (number of shares)	8,544,157,979	4,155,017,525	2,635,454,870

The company revised the previous audited financial statements to reflect the correction of an immaterial error. See Note 2(a)(v) for additional information.

Note:	None of the 725,787,500 (2020:553,000,000 and 2019:114,250,000) options/performance rights over the Company’s Ordinary Shares that were outstanding as at the reporting date are considered to be dilutive for the purposes of calculating diluted earnings per share.

10. CASH AND CASH EQUIVALENTS

During the year ended June 30, 2021 the Company identified an error in the accounting for its representative warrants and the table below reflected the correction of an immaterial prior period error.

	Consolidated
	2021 $	2020 $	2019 $
Reconciliation of cash and cash equivalents

Cash at bank and on hand	20,902,282	14,214,160	2,131,741
Total cash and cash equivalents	20,902,282	14,214,160	2,131,741

Reconciliation of loss for the year
Reconciliation of loss for the year after income tax to net cash flows used in operating activities is as follows:
Loss for the year after income tax	(7,077,619)	(6,294,775)	(6,425,604)

Adjust for non-cash items
Amortisation and depreciation expenses	265,748	65,148	156,260
Other expenses	—	2,885	—
Impairment of investments	—	—	500,000
Share-based payments expense	714,577	(14,442)	335,102
Interest classified as investing cash flows	—	—	(25,850)
Net (profit) / loss on disposal of plant and equipment	—	(37,000)	—
Net (gains) / losses on liquidation of subsidiary	—	—	—
Depreciation of right-of-use of assets	212,474	200,785	—
Inventory written-off	54,523	18,917	—
Gain on investment previously written off	—	(43,380)	—
Finance costs	16,338	86,503	—
Interest received	(62,394)	(22,507)	—

Net foreign exchange (gains) / losses	9,755	(597,441)	(92,518)

Adjust for changes in assets and liabilities
Decrease / (increase) in trade and other receivables	(284,971)	29,412	(517,383)
(Increase) / decrease in other operating assets	(182,602)	115,455	(70,027)
(Increase) / decrease in inventories	14,463	(59,525)	27,142
Increase / (decrease) in trade and other payables	(14,991)	891,498	60,178
Increase / (Decrease) in provisions	38,770	(53,631)	—
Increase / (decrease) in operating liabilities	—	—	(20,482)
Net cash flows from / (used in) operating activities	(6,295,929)	(5,712,098)	(6,073,182)
Financing facilities available
As at June 30, 2021, the following financing facilities had been negotiated and were available:
Total facilities
Credit cards	190,020	193,605	95,714
Facilities used as at reporting date
Credit cards	(9,511)	(5,332)	(6,516)
Facilities unused as at reporting date
Credit cards	180,509	188,272	89,198

The Company revised the previous audited financial statements to reflect the correction of an immaterial error. See Note 2(a)(v) for additional information.

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

11. TRADE AND OTHER RECEIVABLES (CURRENT)

	Consolidated
	2021 $	2020 $
Trade receivables	120,237	38,871
Less: loss allowance	(30,784)	—
Net trade receivables	89,453	38,871
Other receivables (1)	984,872	750,483
Total net current trade and other receivables	1,074,325	789,354

(1)	Other receivables majorly consists of R&D income grant receivable.

12. OTHER CURRENT ASSETS

	Consolidated
	2021 $	2020 $
Prepayments	180,724	95,820
Performance bond and deposits	1,856	2,025
Total current prepayments and other assets	182,580	97,845

13. PROPERTY, PLANT AND EQUIPMENT

	Consolidated
	2021	2020
	$	$
Laboratory equipment, at cost	426,701	1,451,389
Less: cost written-off during the year	(23,484)	(1,047,515)
Add: additions during the year	557,655	22,827
Less: accumulated depreciation	(571,467)	(1,453,365)
Add: accumulated depreciation written-off during the year	23,484	1,047,515
Net laboratory equipment	412,889	20,851
Computer equipment, at cost	672,538	657,265
Less: cost written-off during the year	(447,229)	—
Add: additions during the year	26,543	15,273
Less: accumulated depreciation	(664,164)	(651,104)
Add: accumulated depreciation written-off during the year	447,229	—
Net computer equipment	34,917	21,434
Office equipment, at cost	—	167,564
Less: cost written-off during the year	—	(167,564)
Add: additions during the year	10,495	—
Less: accumulated depreciation	(1,123)	(167,564)
Add: accumulated depreciation written-off during the year	—	167,564
Net office equipment	9,372	—
Equipment under hire purchase, at cost	—	594,626
Less: accumulated depreciation	—	(594,626)
Net equipment under hire purchase	—	—
Leasehold improvements, at cost	—	465,380
Less: cost written-off during the year	—	(465,380)
Add: additions during the year	—	—
Less: accumulated depreciation	—	(465,380)
Add: accumulated depreciation written-off during the year	—	465,380
Net leasehold improvements	—	—
Total net property, plant and equipment	457,178	42,285

Reconciliation of property, plant and equipment
Opening gross carrying amount	1,096,489	3,336,224
Add: additions purchased during the year	594,693	38,100
Less: cost written-off during the year	(470,713)	(2,277,835)
Closing gross carrying amount	1,220,469	1,096,489
Opening accumulated depreciation and impairment losses	(1,054,204)	(3,266,891)
Add: accumulated depreciation written-off during the year	470,713	2,277,835
Less: depreciation expense charged	(179,800)	(65,148)
Closing accumulated depreciation and impairment losses	(763,291)	(1,054,204)
Total net property, plant and equipment	457,178	42,285

Reconciliation of movements in property, plant and equipment by asset category for the year ended June 30, 2021

	Opening net	Additions	Disposals		Closing net
Asset category	carrying Amount $	during year $	during year $	Depreciation expense $	carrying amount $
Laboratory equipment	20,851	557,655	—	(165,617)	412,889
Computer equipment	21,434	26,543	—	(13,060)	34,917
Office equipment	—	10,495	—	(1,123)	9,372
Leasehold improvements	—	—	—	—	—
Totals	42,285	594,693	—	(179,800)	457,178

Reconciliation of movements in property, plant and equipment by asset category for the year ended June 30, 2020

	Opening net	Additions	Disposals		Closing net
Asset category	carrying Amount $	during year $	during year $	Depreciation expense $	carrying amount $
Laboratory equipment	40,512	22,827	—	(42,488)	20,851
Computer equipment	28,397	15,273	—	(22,236)	21,434
Leasehold improvements	424	—	—	(424)	—
Totals	69,333	38,100	—	(65,148)	42,285

14. TRADE AND OTHER PAYABLES (CURRENT)

	Consolidated
	2021 $	2020 $
Trade payables	269,665	350,151
Accrued expenses	485,422	330,845
Other payables	5,263	42,728
Total current trade and other payables	760,350	723,724

15. PROVISIONS (CURRENT AND NON-CURRENT)

	Consolidated
	2021 $	2020 $
Current provisions
Annual leave	171,398	152,239
Long service leave	201,782	189,104
Make good (1)	91,590	91,590
Total current provisions	464,770	432,933
Non-current provisions
Long service leave	8,860	1,927
Make good (1)	—	—
Total non-current provisions	8,860	1,927
Total provisions	473,630	434,860

(1)	Make good provision

15. PROVISIONS (CURRENT AND NON-CURRENT) (cont.)

	Consolidated
	2021 $	2020 $
Reconciliation of annual leave provision
Balance at the beginning of the financial year	152,239	152,352
Add: obligation accrued during the year	62,461	38,270
Less: utilised during the year	(43,302)	(38,383)
Balance at the end of the financial year	171,398	152,239
Reconciliation of long service leave provision
Balance at the beginning of the financial year	191,031	244,549
Add: obligation accrued during the year	19,611	3,454
Less: utilised during the year	—	(56,972)
Balance at the end of the financial year	210,642	191,031

16. BORROWING

	Consolidated
	2021			2020
	Current	Non-Current	Total	Current	Non-Current	Total
	$	$	$	$	$	$
Unsecured
Other loan	—	—	—	—	52,252	52,252

On May 4, 2020, the Company was granted a loan from the U.S. Small Business Administration as a part of the Paycheck Protection Program (PPP) which ensures the Company could continue to pay its employees and cover certain costs for up to 8 weeks after the loan was made available to the Company.

The following were the terms of the loan availed:

●	PPP loan had fixed interest rate of 1%.

●	Loan had a maturity of 2 years.

●	No collateral or personal guarantees were required.

●	Neither the government nor lenders charged small businesses any fees.

The loan availed had the following conditions for the Company to seek its forgiveness:

●	Forgiveness was based on the Company maintaining or quickly rehiring employees and maintaining salary levels.

●	Forgiveness would be reduced if full-time headcount declined, or if salaries and wages decreased.

On February 8, 2021, the U.S. Small Business Administration (SBA) determined that the amount the Company requested for forgiveness on the Paycheck Protection Program loan was fully approved. The resulting credit has been recorded as a government grant in other income.

17. LEASE LIABILITIES

(a)	Amounts recognised in the statement of financial position

The statement of financial position shows the following amounts relating to leases:

	Consolidated
	2021	2020
	$	$
Right-of-use assets
Right of use-of-assets	180,528	397,945

Lease Liabilities
Lease liabilities - Current	179,626	240,915
Lease liabilities – Non-Current	24,412	188,621
Total	204,038	429,536

17.	LEASE LIABILITIES (Cont.)

(b)	Amounts recognised in the statement of profit or loss

The statement of profit or loss under general and administrative expenses includes the following amounts relating to leases:

	2021	2020
	$	$
Depreciation charge of right-of-use assets
Depreciation Expense (for Leased Assets)	212,474	200,785

Interest expense (included in general and administrative expenses)	16,338	37,375

During the financial year ended June 30, 2021, the total cash outflow was $358,020.

(c)	The Company’s leasing activities and how these leases are accounted for:

The Company has adopted IFRS 16 Leases during the year ended June 30, 2020 using the modified retrospective approach. The modified approach does not require restatement of comparative periods. Instead, the cumulative impact of applying IFRS 16 is accounted for as an adjustment to equity at the start of the current accounting period in which it is first applied, known as the ‘date of initial application’.

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

Leases are recognised as a right-of-use asset and a corresponding liability at the date at which the leased asset is available for use by the Company. Each lease payment is allocated between the liability and finance cost. The finance cost is charged to profit or loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The right-of-use asset is depreciated over the shorter of the asset’s useful life and the lease term on a straight-line basis.

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

Payments associated with short-term leases and leases of low-value assets are recognised on a straight-line basis as an expense in profit or loss. Short-term leases are leases with a lease term of 12 months or less.

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

The above was treated as lease modification and adjustments were made to the right-of-use assets and corresponding current and non-current liabilities for the year ended June 30, 2020 have been according to the amendments issued by the IASB towards IFRS 16. The net impact of the variation resulted in an increase on the right -of-use assets balance amounted to A$88,103 and non-current liabilities increased by A$94,626.

18. CONTRIBUTED EQUITY

	Consolidated
	2021 $	2020 $
Issued and paid-up capital
Fully paid Ordinary Shares	153,574,974	140,111,073
Total contributed equity	153,574,974	140,111,073

Movements in shares on issue

	Consolidated
Year ended June 30, 2020	Number of Shares	$
Balance at the beginning of the financial year	2,938,134,143	125,498,824
Shares issued during the year	4,575,645,600	21,793,678
Less: transaction costs arising on share issue (i)	—	(7,181,429)
Balance at the end of the financial year	7,513,779,743	140,111,073

	Consolidated
Year ended June 30, 2021	Number of Shares	$
Balance at the beginning of the financial year	7,513,779,743	140,111,073
Shares issued during the year	1,502,947,000	17,409,150
Less: transaction costs arising on share issue	—	(3,945,249)
Balance at the end of the financial year	9,016,726,743	153,574,974

(i)	The details of securities arising on shares issued for the year ended June 30, 2021 are as below:

●	On July 17, 2020, the Company issued 114,447,000 new ordinary shares at the exercise of 166,066,050 warrants issued on 16 July, 2019, at no cash consideration and exercisable at United States Dollars (US$) 0.0053 that were issued to underwriters along with capital raised in May 2019.

●	On July 17, 2020, the Company issued 18,500,000 new ordinary shares at the exercise of 18,500,000 options issued on October 30, 2019, at $0.008 (0.8 cents) per option, expiring October 29, 2022 to various underwriters.

●	On July 21, 2020, the Company closed a registered direct offering of 1,025,000 American Depositary Shares (“ADSs”), each representing six hundred (600) of the Company’s ordinary shares, at the purchase price of United States Dollars (US$) US$5.00 per ADS – or in Australian Dollars $0.012 per ordinary share. H.C Wainwright & Co acted as the placement agent for this offering. Against the offering, the Company issued 365,000,000 shares to several US institutional investors pursuant to Listing Rule 7.1. The Company issued 250,000,000 shares to several US institutional investors pursuant to Listing Rule 7.1A. The Company issued 156,000,000 warrants exercisable at US$0.004166 and 39,975,000 warrants exercisable at US$0.00104 each (unless exercised using the Cashless Exercise), both expiring December 21, 2025 to H.C. Wainwright & Co, which formed part of cost of raising capital which were approved at the AGM held on 10 December 2020.

●	On December 21, 2020, the Company issued 12,850,000 options with an exercise price of $0.008 (0.8 cents) per option, expiring December 1, 2023 issued under an employee incentive scheme that are not being immediately quoted on the ASX.

●

On December 21, 2020 and following the approval by shareholders at the Company’s Annual General Meeting held on December 10, 2020, the Company issued performance rights expiring on December 21, 2023 for nil consideration to the following Directors:

○	Mr. Nick Burrows issued with 5,000,000 Class A performance rights.
○	Dr. Jerzy Muchnicki issued with 7,500,000 Class A performance rights, 25,000,000 Class B performance rights and 25,000,000 Class C performance rights.
○	Mr. Peter Rubinstein issued with 7,500,000 Class A performance rights, 25,000,000 Class B performance rights and 25,000,000 Class C performance rights.
○	Dr. Lindsay Wakefield issued with 5,000,000 Class A performance rights.

●	On January 25, 2021 the Company issued 750,000,000 new ordinary shares pursuant to Listing Rule 7.1A.

●	On February 4, 2021 the Company issued 2,500,000 new ordinary shares at the exercise of 2,500,000 options issued on March 5, 2020, at $0.008 (0.8 cents) per option, expiring March 5, 2023 to various underwriters.

●	On March 10, 2021, the Company issued 2,500,000 new ordinary shares at the exercise of 2,500,000 options issued on October 30, 2019, at $0.008 (0.8 cents) per option, expiring October 29, 2022 to various underwriters.

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

19.	RESERVES

During the year ended June 30, 2021 the Company identified an error in the accounting for its representative warrants and the table below reflected the correction of an immaterial prior period error.

	Consolidated
	2021 $	2020 $
Foreign currency translation	718,955	756,423
Share-based payments	10,314,324	9,172,148
Total reserves	11,033,279	9,928,571
Reconciliation of foreign currency translation reserve
Balance at the beginning of the financial year	756,423	789,598
Add: net currency translation gain / (loss)	(37,468)	(33,175)
Balance at the end of the financial year	718,955	756,423
Reconciliation of share-based payments reserve
Balance at the beginning of the financial year	9,172,148	5,220,334
Add: share-based payments expense	—	263,387
Add: Issue of options/warrants to underwriters	—	3,770,411
Add: Issue of performance rights	622,725	—
Add: Issue of options/warrants	1,542,356	—
Less: Options expired	(49,438)	—
Less: Exercise of options/warrants	(973,467)	—
Less: Reversal of Performance Rights expenses in prior year (1)	—	(81,984)
Balance at the end of the financial year	10,314,324	9,172,148

The company revised the previous audited financial statements to reflect the correction of an immaterial error. See Note 2(a)(v) for additional information.

(1)	During the year ended June 30, 2020, 3,750,000 performance rights previously issued to Mr. Xue Lee in the year ended June 30, 2019 were forfeited. Additionally, 57,500,000 performance rights previously issued to Dr. Paul Kasian in the year ended June 30, 2019 were forfeited in the year ended June 30, 2020. Due to the forfeiture of performance rights, a reversal amounting to A$81,984 relating to previously expensed amounts was accounted for during the current reporting period.

During the financial year ended 30 June 2020, the following warrants were issued to as a part of capital raising costs:

Warrants issued to	Grant date for warrants issued	Number of warrants issued
Aegis Corp	July 16, 2019	166,066,050

	2020
Grant Date		July 16, 2019
Warrants issued		166,066,050
Dividend yield		—
Historic volatility and expected volatility		152%
Option exercise price	A$	0.008
Fair value of warrants at grant date	A$	0.006
Weighted average exercise price	A$	0.008
Risk free interest rate		1.05%
Model used		Black-Scholes
Expected life of an warrant		5 years
Valuation amount	A$	890,113

19.	RESERVES (Cont.)

During the financial year ended June 30, 2021, the following warrants were reclassified from Other Financial Liabilities to Other Reserves. See Note 2(a)(v) for additional information.

	2020
Valuation date		April 3, 2020
Grant Date		April 3, 2020
Warrants issued		40,114,200
Underlying asset price	A$	0.0050
Risk free rate		0.411%
Volatility		140.54%
Exercise price presented in United States Dollar	US$	0.00365
Exchange rate at valuation date	A$	1 to US$0.5995
Exercise price presented in Australian Dollar	A$	0.0061
Time to maturity of underlying warrants (years)		5
Value per warrant in Australian Dollar	A$	0.0044
Model used		Binomial
Valuation amount	A$	175,137

	2020
Valuation date		April 23, 2020
Grant Date		April 23, 2020
Warrants issued		28,177,578
Underlying asset price	A$	0.0060
Risk free rate		0.444%
Volatility		142.70%
Exercise price presented in United States Dollar	US$	0.00417
Exchange rate at valuation date	A$	1 to US$0.6369
Exercise price presented in Australian Dollar	A$	0.0065
Time to maturity of underlying warrants (years)		5
Value per warrant in Australian Dollar	A$	0.0053
Model used		Binomial
Valuation amount	A$	149,693

During the financial year ended June 30, 2021, the following warrants were reclassified from Other Financial Liabilities to Other Reserves. See Note 2(a)(v) for additional information. The following warrants were revalued as at the date of shareholder approval.

	2021		2020
Valuation date		July 21, 2020		June 1, 2020
Grant Date		June 1, 2020		June 1, 2020
Warrants issued		156,000,000		156,000,000
Underlying asset price	A$	0.0070	A$	0.0060
Risk free rate		0.34%		0.397%
Volatility		135.64%		142.94%
Exercise price presented in United States Dollar	US$	0.00417	US$	0.00417
Exchange rate at valuation date	A$	1 to US$0.7127	A$	1 to US$0.6797
Exercise price presented in Australian Dollar	A$	0.00541	A$	0.0061
Time to maturity of underlying warrants (years)		5		5
Value per warrant in Australian Dollar	A$	0.0062	A$	0.0054
Model used		Binomial		Binomial
Valuation amount	A$	1,462,442	A$	848,252

During the financial year ended June 30, 2021, the following warrants were issued to as a part of capital raising costs.

	2021
Valuation date		July 21, 2020
Grant Date		June 1, 2020
Warrants issued		39,975,000
Underlying asset price	A$	0.0070
Risk free rate		0.42%
Volatility		148.66%
Exercise price presented in United States Dollar	US$	0.00417
Exchange rate at valuation date	A$	1 to US$0.7127
Exercise price presented in Australian Dollar	A$	0.0146
Time to maturity of underlying warrants (years)		5
Value per warrant in Australian Dollar	A$	0.009
Model used		Binomial
Valuation amount	A$	360,017

	2021
Valuation date		January 25, 2021
Grant Date		January 25, 2021
Warrants issued		48,750,000
Underlying asset price	A$	0.0110
Risk free rate		0.414%
Volatility		147.29%
Exercise price presented in United States Dollar	US$	0.0109
Exchange rate at valuation date	A$	1 to US$0.7708
Exercise price presented in Australian Dollar	A$	0.0142
Time to maturity of underlying warrants (years)		5
Value per warrant in Australian Dollar	A$	0.0098
Model used		Binomial
Valuation amount	A$	476,297

19.	RESERVES (Cont.)

The following information relates to options granted and issued against under the Employee Option Plan for the year ended June 30, 2021;

Options issued to	Grant date for options issued	Number of options issued

Employee Option Plan	December 21, 2020	12,850,000

19.	RESERVES (Cont.)

	2020
Grant Date		November 28, 2019
Options issued		250,000,000
Dividend yield		—
Historic volatility and expected volatility		136%
Option exercise price	A$	0.008
Fair value of options at grant date	A$	0.003
Weighted average exercise price	A$	0.008
Risk-free interest rate		0.85%
Expected life of an option		3 years
Model used		Black-Scholes
Valuation amount	A$	1,056,054

	2020
Grant Date		October 30, 2019
Options issued		250,000,000
Dividend yield		—
Historic volatility and expected volatility		136%
Option exercise price	A$	0.008
Fair value of options at grant date	A$	0.003
Weighted average exercise price	A$	0.008
Risk-free interest rate		0.78%
Expected life of an option		3 years
Model used		Black-Scholes
Valuation amount	A$	817,666

	2020
Grant Date		March 6, 2020
Options issued		5,000,000
Dividend yield		—
Historic volatility and expected volatility		141%
Option exercise price	A$	0.008
Fair value of options at grant date	A$	0.007
Weighted average exercise price	A$	0.008
Risk-free interest rate		0.36%
Expected life of an option		3 years
Model used		Black-Scholes
Valuation amount	A$	29,340

	2021
Grant Date		December 21, 2020
Options issued		12,850,000
Dividend yield		—
Historic volatility and expected volatility		155.34%
Option exercise price	A$	0.008
Fair value of options at grant date	A$	0.007
Weighted average exercise price	A$	0.008
Risk-free interest rate		0.111%
Expected life of an option		3 years
Model used		Binomial
Valuation amount	A$	72,439

Nature and purpose of reserves

Foreign currency translation reserve

Exchange differences arising on translation of the foreign controlled entities are recognised in other comprehensive income as described in Note 2(d) and accumulated in a separate reserve within equity. The cumulative amount is reclassified to profit or loss when the net investment is disposed of.

Share-based payments reserve

The share-based payment reserve records items recognised as expenses on valuation of share options issued to key management personnel, other employees and eligible contractors.

20.	ACCUMULATED LOSSES

During the year ended June 30, 2021 the Company identified an error in the accounting for its representative warrants and the table below reflected the correction of an immaterial prior period error.

2021 $
Balance at the beginning of the financial year	(136,047,037)
Add: net loss attributable to owners of Genetic Technologies Limited	(7,077,619)
Less: Options expired	49,438
Balance at the end of the financial year	(143,075,218)

The company revised the previous audited financial statements to reflect the correction of an immaterial error. See Note 2(a)(v) for additional information.

21.	OPTIONS

Employee Option Plan

The fair value of options granted under an Employee Option Plan is recognised as an employee benefit expense with a corresponding increase in equity. The fair value is measured at grant date and recognised over the vesting period over which the service vesting conditions are to be satisfied. Employee Option Plan options have no other vesting conditions. The fair value at grant date is determined by management with the assistance of an independent valuer, using a Black-Scholes option pricing model or a Monte Carlo simulation analysis. The total amount to be expensed is determined by reference to the fair value of the options granted;

●	including any market performance conditions (e.g. the entities share price)

●	excluding the impact of any service and non-market performance vesting conditions (e.g. remaining an employee over a specified time period)

21.	OPTIONS (Cont.)

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

On November 30, 2001, the Directors of the Company established a Staff Share Plan. On November 19, 2008, the shareholders of the Company approved the introduction of a new Employee Option Plan. Under the terms of the respective Plans, the Directors may, at their discretion, grant options over the ordinary shares in the Genetic Technologies Limited to executives, consultants, employees, and former Non-Executive Directors, of the Company. The options, which are granted at nil cost, are not transferable and are not quoted on the ASX. As at June 30, 2021, there was 1 executive and 12 employees who held options that had been granted under the Plans. Options granted under the Plans carry no rights to dividends and no voting rights.

(i) Fair value of options granted

During the year ended June 30, 2021, there were 12,850,000 options issued under Employee Option Plan (2020: no options were granted). The Company, however issued various unlisted options to underwriters and sub-underwriters as a part of capital raising costs. For valuations on the unlisted options issued please refer to Note 20.

Set out below are summaries of all and unlisted options, including ESOP which were issued in prior periods:

	2021		2020
	Average exercise price per share option	Number of options	Average exercise price per share option	Number of options
Opening balance	$0.008	538,000,000	$0.015	38,000,000
Exercised by various underwriters	$0.008	(21,000,000)	—	—
Exercised by Lodge Corporate Pty Ltd	$0.008	(2,500,000)	—	—
Granted to employees during the year	$0.008	12,850,000	—	—
Granted to directors in their capacity as sub-underwriters	—	—	$0.008	250,000,000
Options granted to various underwriters	—	—	$0.008	250,000,000
Granted to Lodge Corporate Pty Ltd	—	—	$0.008	5,000,000
Lapsed during the year	$0.01	(5,000,000)	$0.010	(5,000,000)
Forfeited during the year	$0.01	(500,000)	—	—
Lapse of unlisted options attached to convertible notes	—	—	—	—
Closing balance	$0.008	$521,850,000	$0.008	$538,000,000

21. OPTIONS (Cont.)

(i) Fair value of options granted (Cont.)

The movements in the number of options granted under the Employee share plans are as follows:

	2021		2020
	Average exercise price per share option	Number of options	Average exercise price per share option	Number of options
Balance at the beginning of the financial year	$0.015	20,500,000	$0.015	25,500,000
Add: options granted during the year	$0.008	12,850,000	—	—
Less: options lapsed during the year	$0.010	(5,000,000)	$0.010	(5,000,000)
Less: options forfeited during the year	$0.010	(500,000)	—	—
Balance at the end of the financial year	$0.011	$27,850,000	$0.015	$20,500,000

The number of options outstanding as at June 30, 2021 by ASX code, including the respective dates of expiry and exercise prices, are tabled below. The options tabled below are not listed on ASX.

	2021		2020
Unlisted options	Average exercise price per share option	Number of options	Average exercise price per share option	Number of options
Options to Kentgrove Capital (expiring August 8, 2021)	$0.015	12,500,000	$0.015	12,500,000
GTGAD (expiring March 31, 2021)	—	—	$0.020	5,000,000
GTGAD (expiring February 16, 2022)	$0.010	5,500,000	$0.010	5,500,000
Options to various underwriters (expiring October 30, 2022)	$0.008	231,500,000	$0.008	250,000,000
Options to directors (expiring December 20, 2022)	$0.008	250,000,000	$0.008	250,000,000
Options issued Lodge Corporate Pty Ltd (expiring March 6, 2023)	—	—	$0.008	5,000,000
ESOP options (expiring December 11, 2021)	$0.010	9,500,000	$0.010	10,000,000
ESOP options (expiring December 1, 2023)	$0.008	12,850,000	—	—
Total	$0.008	521,850,000	$0.008	538,000,000
Exercisable at the end of the financial year	$0.008	$521,850,000	$0.008	$538,000,000

The weighted average remaining contractual life of options outstanding as at June 30, 2021 was 1.37 years (2020: 2.39 years).

22. SEGMENT INFORMATION

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

USA: is the home of Phenogen Sciences Inc. and GeneType Corporation

(b) Geographical segments

The segment information for the reportable segments is as follows:

2021	Australia	USA	Total
Consolidated entity	$	$	$

Segment revenue & other income
Revenue from contracts with customers	102,416	18,138	120,554
Other income	1,308,043	256,413	1,564,456
Cost of goods sold	(351,971)	(9,056)	(361,027)
Total segment revenue & other income	1,058,488	265,495	1,323,983

Segment expenses
Depreciation and amortisation	(99,719)	(405)	(100,124)
Finance costs	(4,360)	(9,689)	(14,049)
Share-based payments	(714,577)	—	(714,577)
Laboratory and research and development	(2,702,313)	(149,155)	(2,851,468)
General and administrative expenses	(3,381,808)	(7,656)	(3,389,464)
Other operating expenses	(723,890)	(395,556)	(1,119,446)
Depreciation for right-of-use assets	(191,671)	(20,803)	(212,474)
Total segment expenses	(7,818,338)	(583,264)	(8,401,602)

Income tax expenses	—	—	—
Loss for the period	(6,759,850)	(317,769)	(7,077,619)
Total Segment Assets	22,628,506	343,182	22,971,688
Total Segment Liabilities	(1,347,007)	(91,646)	(1,438,653)

22. SEGMENT INFORMATION (Cont.)

(b) Geographical segments (Cont.)

2020	Australia	USA	Total
Consolidated entity	$	$	$

Segment revenue & other income
Revenue from contracts with customers	3,160	6,704	9,864
Other income	1,130,881	9,766	1,140,647
Net other gains	(5,522)	—	(5,522)
Cost of goods sold	(243,506)	(8,005)	(251,511)
Total segment revenue & other income	885,013	8,465	893,478

Segment expenses
Depreciation and amortisation	(65,148)	—	(65,148)
Finance costs	(1,221)	(13,602)	(14,823)
Share-based payments	14,442	—	14,442
Laboratory and research and development	(2,310,815)	(166,763)	(2,477,578)
General and administrative expenses	(4,046,264)	(12,295)	(4,058,559)
Other operating expenses	(159,009)	(226,793)	(385,802)
Depreciation for right-of-use assets	(200,785)	—	(200,785)
Total segment expenses	(6,768,800)	(419,453)	(7,188,253)

Income tax expenses	—	—	—
Loss for the period	(5,687,942)	(410,988)	(6,098,930)
Total Segment Assets	15,329,955	303,024	15,632,979
Total Segment Liabilities	(1,427,051)	(213,321)	(1,640,372)

The company revised the previous audited financial statements to reflect the correction of an immaterial error. See Note 2(a)(v) for additional information.

23. SHARE BASED PAYMENTS

(a) Employee option plan

On December 21, 2020, the Company issued 12,850,000 options with an exercise price of A$0.008 (0.8cents) per option, expiring December 1, 2023 issued under an employee incentive scheme (2020: Nil).The Company, also issued various unlisted options to underwriters and sub-underwriters as a part of capital raising costs. Please refer to further details on options on Note 22.

(b) Performance Rights Issuance

After receiving requisite shareholder approval on November 29, 2018, the Company has issued 76,250,000 performance rights to Directors of the Company as follows:

●	7,500,000 Class A Performance Rights, 25,000,000 Class B Performance Rights and 25,000,000 Class C performance Rights to Dr. Paul Kasian
●	3,750,000 Class A Performance Rights to Dr. Lindsay Wakefield
●	6,250,000 Class A Performance Rights to Dr. Jerzy Muchnicki
●	5,000,000 Class A Performance Rights to Mr. Peter Rubinstein
●	3,750,000 Class A Performance Rights to Mr. Xue Lee

In the year ended June 30, 2020, all Performance Rights previously issued to Dr. Paul Kasian and Mr. Xue Lee were forfeited.

After receiving another requisite shareholder approval on December 10, 2020, the Company issued additional 125,000,000 Performance Rights to Directors of the Company as follows:

●	5,000,000 Class A Performance Rights to Dr. Lindsay Wakefield
●	7,500,000 Class A Performance Rights, 25,000,000 Class B Performance Rights and 25,000,000 Class C Performance Rights to Dr. Jerzy Muchnicki
●	7,500,00 Class A Performance Rights, 25,000,000 Class B Performance Rights and 25,000,000 Class C Performance Rights to Mr. Peter Rubinstein
●	5,000,000 Class A Performance Rights to Mr. Nicholas Burrows

During the year, the Board has approved for the following Performance Rights to be issued to the Chief Executive Officer and Chief Operating Officer:

●	60,000,000 Class D Performance Rights to Mr. Simon Morris
●	3,937,500 Class E Performance Rights to Mr. Stanley Sack

The Company has accounted for these Performance Rights in accordance with its accounting policy for share-based payment transactions and has recorded A$622,725 of associated expense in the current reporting period.

23. SHARE BASED PAYMENTS (Cont.)

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

Inherent in the application of the Monte Carlo simulation are a number of inputs, some of which must be assumed. For the Performance Rights issued in the year ended June 2019, the data relied upon in applying the Monte Carlo simulation was:

a)	exercise price being 0.0 cents per Performance Right for all classes;

b)	VWAP hurdle (10 days consecutive share price hurdle) equaling 2.0 cents for Class A Performance Rights;

c)	the continuously compounded risk-free rate being 2.02% for all classes of Performance Rights (calculated with reference to the RBA quoted Commonwealth Government bonds as at 8 October 2018 of similar duration to that of the expected life of each class of Performance Right);

d)	the expected option life of 2.8 years for all classes of Performance Rights; and

e)	a volatility measure of 80%.

For the Performance Rights issued during the current year, the data relied upon in applying the Monte Carlo simulation was:

a)	exercise price being 0.0 cents per Performance Right for all classes;

b)	VWAP hurdle (10 days consecutive share price hurdle) equaling A$0.012 for Class A and A$0.014 for Class B, and (15 days consecutive share price hurdle) equaling $0.016 for Class D Performance Rights;

c)	sales and market cap hurdles as listed above for Class C and Class E Performance Rights;

d)	the continuously compounded risk free rate being 0.111% for all classes of Performance Rights (calculated with reference to Refinitiv – closing share price as at December 21, 2020, and 3 year Australian Government yield as at December 21, 2020);

e)	the expected option life of 2 years for Class E Performance Rights and 3 years for all other classes of Performance Rights; and

f)	a volatility measure of 158.23%.

23. SHARE BASED PAYMENTS (Cont.)

(b) Performance Rights Issuance (Cont.)

Performance hurdles

The Directors, being the recipients of the Performance Rights, must remain engaged by the Company at the time of satisfaction of the performance hurdle in order for the relevant Performance Right to vest.

Performance Rights issued during the year ended June 30, 2021

The Class A Performance Rights vest and are exercisable upon the Share price reaching $0.012 or greater for more than 10-day consecutive ASX trading days.

The Class B Performance Rights vest and are exercisable upon the Share price reaching $0.014 or greater for more than 10-day consecutive ASX trading days and sales commence on the Consumer Initiated Testing (CIT) platform in either Australia or the United States of America.

The Class C Performance Rights vest and are exercisable upon a minimum of 4,000 tests being processed in any 12 month period or the market cap of the Company reaching $100 million or above and being sustained for more than 10 consecutive ASX trading days, whichever happens sooner.

The Class D Performance Rights vest and are exercisable upon the Share price reaching $0.016 or greater for more than 15-day consecutive ASX trading days.

The Class E Performance Rights vest and are exercisable upon the first commercial sale of the Company’s COVID-19 risk test with IBX (Infinity BioLogix).

Performance Rights issued prior to the year ended June 30, 2021

The Class A Performance Rights vest and are exercisable upon the Share price reaching $0.02 or greater for more than 10 day consecutive ASX trading days.

Performance rights issued during prior years, vested during the year

	Number of Performance Rights issued	Valuation per Class A (cents)	Total fair value of Class A Performance Rights	Expense accounted for during the year
Dr. Lindsay Wakefield	3,750,000	0.77	$28,875	$9,625
Dr. Jerzy Muchnicki	6,250,000	0.77	$48,125	$16,042
Mr. Peter Rubinstein	5,000,000	0.77	$38,500	$12,833
Total	15,000,000		$115,500	$38,500

Performance rights cancelled/forfeited during the year ended June 30, 2020

	Number of Performance Rights issued	Valuation per Class A (cents)	Total fair value of Class A Performance Rights	Expense accounted for during the year
Mr. Xue Lee(2)	3,750,000	0.77	$28,875	$(5,616)
Dr. Paul Kasian(1)	7,500,000	0.77	$57,750	$(11,229)
Total	11,250,000		$86,625	$(16,845)

	Number of Performance Rights issued	Valuation per Class B (cents)	Total fair value of Class B Performance Rights	Expense accounted for during the year
Dr. Paul Kasian(1)	25,000,000	0.77	$192,500	$(37,431)

	Number of Performance Rights issued	Valuation per Class C (cents)	Total fair value of Class C Performance Rights	Expense accounted for during the year
Dr. Paul Kasian(1)	25,000,000	0.57	$142,500	$(27,708)

Notes:

(1)	Dr. Paul Kasian resigned on September 24, 2019.
(2)	Mr. Xue Lee resigned on July 9, 2019

No Performance Rights were cancelled/forfeited during the year ended June 30, 2021.

23. SHARE BASED PAYMENTS (cont.)

(c) Expenses arising from share-based payment transactions

Total expenses arising from share-based payment transactions recognised during the period as part of employee benefit expense were as follows:

	Consolidated
	2021	2020	2019
	$	$	$
Kentgrove options issued	16,667	16,667	15,278
Performance rights issued	622,725	38,500	104,441
Reversal of forfeited Performance Rights	—	(81,984)	—
Options issued under employee option plan	75,186	12,375	215,383
Total expenses arising from share-based payments	714,578	(14,442)	335,102

(d) Securities issued during capital raise

The following information relates to options granted and issued against the capital raising costs year ended June 30, 2020;

Director	Grant date of issued options	Number of options issued
Mr. Peter Rubinstein	November 28, 2019	125,000,000
Dr. Jerzy Muchnicki	November 28, 2019	125,000,000
Total		250,000,000

	2020
Grant Date		November 28, 2019
Options issued		250,000,000
Dividend yield		—
Historic volatility and expected volatility		136%
Option exercise price	A$	0.008
Fair value of options at grant date	A$	0.003
Weighted average exercise price	A$	0.008
Risk-free interest rate		0.85%
Expected life of an option		3 years
Model used		Black-Scholes
Valuation amount	A$	1,056,054

Holder	Grant date of issued options	Number of options issued
Various underwriters	October 30, 2019	250,000,000

	2020
Grant Date		October 30, 2019
Options issued		250,000,000
Dividend yield		—
Historic volatility and expected volatility		136%
Option exercise price	A$	0.008
Fair value of options at grant date	A$	0.003
Weighted average exercise price	A$	0.008
Risk-free interest rate		0.78%
Expected life of an option		3 years
Model used		Black-Scholes
Valuation amount	A$	817,666

Holder	Grant date of issued options	Number of options issued
Lodge Corporate Pty Ltd	March 6, 2020	5,000,000

	2020
Grant Date		March 6, 2020
Options issued		5,000,000
Dividend yield		—
Historic volatility and expected volatility		141%
Option exercise price	A$	0.008
Fair value of options at grant date	A$	0.007
Weighted average exercise price	A$	0.008
Risk-free interest rate		0.36%
Expected life of an option		3 years
Model used		Black-Scholes
Valuation amount	A$	29,340

24. COMMITMENTS

(a) Expense commitments

	Consolidated
Expenditure commitments	2021	2020	2019
	$	$	$
Minimum expense payments
- not later than one year	—	—	250,068
- later than one year but not later than five years	—	—	266,560
- later than five years	—	—	—
Total minimum expense payments	—	—	516,628

Due to the adoption of IFRS 16 effective July 1, 2019, the Company no longer has any non-cancellable lease to be recognised under commitments for the year ended June 30, 2021.

(b) Capital commitments

Significant capital expenditure contracted for at the end of the reporting period but not recognised as liabilities is as follows:

	2021	2020
	$	$
Property, plant and equipment	—	466,560

The above commitment relates to the purchase of laboratory equipment which will assist the Company to conduct more tests in the future.

25. AUDITORS’ REMUNERATION

	Consolidated
	2021 $	2020 $	2019 $
Audit and assurance services
PricewaterhouseCoopers in respect of:
Audit (1)	72,500	274,000	288,000
Audit related fees (2)	—	200,000	—
Tax fees (3)	—	—	—
All other fees (4)	—	—	—
Grant Thornton Audit Pty Ltd in respect of:
Audit (1)	168,333	—	—
Audit related fees (2)	—	—	—
Tax fees (3)	—	—	—
All other fees (4)	65,000	—	—
Other audit firms in respect of:
Audit of the Financial Reports of subsidiaries	—	—	—
Total remuneration in respect of audit services	305,833	474,000	288,000

(1)	Audit fees consist of services that would normally be provided in connection with statutory and regulatory filings or engagements, including services that generally only the independent accountant can reasonably provide.

(2)	Audit related fees consist of fees billed for assurance and related services that generally only the statutory auditor could reasonably provide to a client. Included in the balance are amounts related to additional regulatory filings during the 2020 financial year. All services provided are considered audit services for the purpose of SEC classification.

(3)	Tax fees include fees for all tax services other than those included in “Audit Fees” and “Audit-Related Fees”. This category includes fees for tax compliance, tax advice and tax planning.

(4)	All other fees consist of fees billed for financial and information technology due diligence services in respect of the Company’s acquisition of the business and assets associated with the EasyDNA brand that completed on August 13th, 2021.

26. RELATED PARTY DISCLOSURES

Ultimate parent

Genetic Technologies Limited is the ultimate Australian parent company. As at the date of this Report, no shareholder controls more than 50% of the issued capital of the Company.

Transactions within the Company and with other related parties

During the year ended June 30, 2021, other than compensation paid to directors and other members of key management personnel, see “Item 6.B Compensation”, the only transactions between entities within the Company and other related parties are as listed below. Except where noted, all amounts were charged on similar to market terms and at commercial rates.

26. RELATED PARTY DISCLOSURES (Cont.)

Blockchain Global Limited

As announced by the Company on February 15, 2018, a non-binding terms sheet with Blockchain Global Limited(BCG) was entered to provide a framework for continuing discussions between the two companies, with the proposed transaction being subject to shareholder approval (by non-associated Shareholders); and as announced by the Company on August 2, 2018, a framework agreement with BCG was entered formalising the non-binding terms sheet and providing a framework for a strategic alliance between the Company and BCG, with the agreement became binding on November 29, 2018 upon receiving the requisite shareholder approval. The agreement proposed the issue of 486 million shares to BCG in 3 tranches subject to the achievement of certain milestones. No shares have been issued under the framework agreements and no milestones have been achieved. Any rights to the 486 million milestone shares lapsed between December 27, 2019 and June 27, 2020.

The company has accounted for these share issuances in accordance with its accounting policy for share-based payment transactions and has not recorded any associated expense in the current year given performance conditions have not been met and are not currently considering any Blockchain related projects.

A number of Directors of the Company presently or previously have had involvement with BCG. Mr. Xue Lee has a direct and indirect share interest and was a CEO and managing director of BCG. Mr. Peter Rubinstein held a minority shareholding in the Company and was also a director in BCG. Dr. Jerzy Muchnicki has a direct and indirect interest in BCG. Dr. Paul Kasian was previously a director of BCG until July 2018.

Performance Rights Issuance

After receiving requisite shareholder approval on November 29, 2018, the Company has issued 76,250,000 Performance Rights to Directors of the Company as follows:

●	7,500,000 Class A Performance Rights, 25,000,000 Class B Performance Rights and 25,000,000 Class C Performance Rights to Dr. Paul Kasian

●	3,750,000 Class A Performance Rights to Dr. Lindsay Wakefield

●	6,250,000 Class A Performance Rights to Dr. Jerzy Muchnicki

●	5,000,000 Class A Performance Rights to Mr. Peter Rubinstein

●	3,750,000 Class A Performance Rights to Mr. Xue Lee

26. RELATED PARTY DISCLOSURES (Cont.)

In the year ended June 30, 2020, all Performance Rights previously issued to Dr. Paul Kasian and Mr. Xue Lee were forfeited.

After receiving another requisite shareholder approval on December 10, 2020, the Company issued additional 125,000,000 Performance Rights to Directors of the Company as follows:

●	5,000,000 Class A Performance Rights to Dr. Lindsay Wakefield
●	7,500,000 Class A Performance Rights, 25,000,000 Class B Performance Rights and 25,000,000 Class C Performance Rights to Dr. Jerzy Muchnicki
●	7,500,00 Class A Performance Rights, 25,000,000 Class B Performance Rights and 25,000,000 Class C Performance Rights to Mr. Peter Rubinstein
●	5,000,000 Class A Performance Rights to Mr. Nicholas Burrows

During the year, the Board has approved for the following Performance Rights to be issued to the Chief Executive Officer and Chief Operating Officer:

●	60,000,000 Class D Performance Rights to Mr. Simon Morris
●	3,937,500 Class E Performance Rights to Mr. Stanley Sack

The Company has accounted for these Performance Rights in accordance with its accounting policy for share-based payment transactions and has recorded A$622,725 of associated expense in the current reporting period.

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

Subsequently, the Company announced the official formation of Genetic Technologies HK Limited and Aocheng Genetic Technologies Co. Ltd in Hong Kong to the market on March 27, 2019,

The Company’s previous Chairman, Dr. Paul Kasian was named in the formation Heads of Agreement document to be the Chairman of the Joint Venture entity. At June 30, 2021, Genetic Technologies HK Limited has 100% ownership of Hainan Aocheng Genetic Technologies Co. Limited. At this time, no Directors fees or emoluments have been paid to Dr. Kasian, nor have agreements regarding fees been reached.

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

As announced on October 11, 2019, within the rights issue offer document, upon exercise each such option converts into 1 fully paid share on terms consistent with the ASX Listing Rules; with a 3-year expiry date from grant and with an exercise price per underwriter and sub-underwriter option equal to the lower of:

●	A$0.008; and
●	The implicit price per share at which any raise done by Aegis capital within 3 months from the Company’s shareholder meeting.

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

26. RELATED PARTY DISCLOSURES (Cont.)

Mr. Phillip Hains (Former Chief Financial Officer)

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

During the reporting period, the Company had transactions valued at A$224,971 (2020: A$527,724) with The CFO Solution towards provision of overall CFO, accounting and other finance related activities.

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

During the reporting period, the Company had transactions valued at A$143,172 (2020: A$38,500) with Mr. Stanley Sack’s entity Cobben Investments towards provision of consulting services in relation to provision of duties related to Chief Operating Officer of the Company.

Mr. Peter Rubinstein (Non-Executive Director and Chairman)

During the financial year ended June 30, 2020, the Board approved to obtain consulting services in relation to capital raises, compliance, NASDAQ hearings and investor relations from its Non-Executive Director and current Chairman, Mr. Peter Rubinstein. The services procured were through Mr. Peter Rubinstein’s associate entity ValueAdmin.com Pty Ltd and amounted to A$60,000 (2020: A$35,000) that is included as part of the cash salary and fees in the remuneration report as at June 30, 2021.

There were no transactions with parties related to Key Management Personnel during the year other than that disclosed above.

26. RELATED PARTY DISCLOSURES (Cont.)

Details of Directors and Key Management Personnel as at balance date

Directors

●	Mr. Peter Rubinstein (Independent Non-Executive & Chairman)

●	Dr. Jerzy Muchnicki (Executive Director & Chief Medical Officer )

●	Dr. Lindsay Wakefield (Independent Non-Executive)

●	Mr. Nicholas Burrows (Independent Non-Executive) (appointed September 2, 2019)

Key Management Personnel (KMPs)

●	Mr. Simon Morriss (Chief Executive Officer) (appointed 1 February 2021)

●	Dr. Richard Allman (Chief Scientific Officer)

●	Mr. Phillip Hains (Chief Financial Officer) (July 15, 2019 to 15 June 2021)

●	Mr. Mike Tonroe (Chief Financial Officer) (appointed 15 June 2021)

●	Mr. Stanley Sack (Chief Operating Officer) (appointed May 18, 2020)

	Consolidated
	2021 $	2020 $	2019 $
Remuneration of Key Management Personnel
Short-term employee benefits	1,035,302	638,659	964,162
Post-employment benefits	79,042	53,614	86,130
Share-based payments	650,911	(32,498)	157,886
Other long-term benefits	4,589	3,231	734
Termination benefits	—	—	—
Total remuneration of Key Management Personnel	1,787,933	663,006	1,208,912

27. SUBSIDIARIES

The following diagram is a depiction of the Company structure as at June 30, 2021.

Genetic Technologies Limited
ABN: 17 009 212 328
Inc: 5/1/87 W.A.
TFN: 84237 807
ASX: GTG
Nasdaq: GENE
Genetic Technologies HK Ltd
Inc 18/03/2019
GeneType Corporation
Inc: USA (Calif) 18/12/89
GeneVentures Pty Ltd
ACN: 096 135 947
GeneType Pty Ltd
ABN: 60 050 029 279
Inc: 5/9/90 VIC
Genetic Technologies Corporation Pty Ltd
ABN: 92 075 962 800
Inc: 11/10/96 NSW
Phenogen Sciences Inc.
Inc: USA
FEIN: 42-1772525
Hainan Aocheng
Genetic Technologies Co. Ltd
Inc: 25/3/19

27. SUBSIDIARIES (Cont.)

		Company interest (%)		Net carrying value ($)
Name of Company	Incorporation details	2021	2020	2021	2020
Entities held directly by parent
GeneType Pty. Ltd. (Dormant)	September 5, 1990 Victoria, Australia	100%	100%	—	—
Genetic Technologies Corporation Pty. Ltd. (Genetic testing)	October 11, 1996 N.S.W., Australia	100%	100%	2	2
Gene Ventures Pty. Ltd. (1) (Dormant)	March 7, 2001 N.S.W., Australia	100%	100%	10	10
GeneType Corporation (Dormant)	December 18, 1989 California, U.S.A.	100%	100%	—	—
Phenogen Sciences Inc. (BREVAGenTM)	June 28, 2010 Delaware, U.S.A.	100%	100%	11,006	11,006
Hainan Aocheng Genetic Technologies Co Ltd	Hong Kong, China	100%	100%	—	—
Genetic Technologies HK Ltd	March 18, 2019 Hong Kong, China	100%	100%	—	—
Total carrying value				11,018	11,018

(1)	On 26 April 2018, the name of RareCellect Pty Ltd (ACN 096 135 9847) was changed to Gene Ventures Pty Ltd (ACN 096 135 947)

28. FINANCIAL RISK MANAGEMENT

This note explains the Company’s exposure to financial risks and how these risks could affect the Company’s future financial performance.

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

Foreign exchange rate risk arises from financial assets and financial liabilities denominated in a currency that is not the Company’s functional currency. Exposure to foreign currency risk may result in the fair value of future cash flows of a financial instrument fluctuating due to the movement in foreign exchange rates of currencies in which the Company holds financial instruments which are other than the Australian dollar (AUD) functional currency of the Company. This risk is measured using sensitivity analysis and cash flow forecasting. The cost of hedging at this time outweighs any benefits that may be obtained.

The consolidated financial statements are presented in Australian Dollar ($), which is Genetic Technologies Limited’s functional and presentational currency.

Exposure

The Company’s exposure to foreign currency risk at the end of the reporting period, expressed in Australian dollar, was as follows:

	June 30, 2021			June 30, 2020
	USD	CAD	EUR	USD	EUR
	$	$	$	$	$
Cash at Bank / on hand	7,868,978	—	36,787	2,512,767	38,020
Trade and other receivables	31,908	—	—	—	—
Trade and other payables	27,001	(1,236)	—	99,637	—

Sensitivity

As shown in the table above, the Company is primarily exposed to changes in USD/AUD exchange rates. The sensitivity of profit or loss to changes in the exchange rates arises mainly from USD denominated financial instruments.

The Company has conducted a sensitivity analysis of its exposure to foreign currency risk. Based on the financial instruments held as at June 30, 2021, had the Australian dollar weakened/strengthened by 4.9% (2020: 6.03%) against the USD with all other variables held constant, the Company’s post-tax loss for the year would have been A$388,466 lower/higher (2020: A$145,520 lower/higher).

●	USD: 4.9% (2020: 6.03%)

The Company is more sensitive to movements in the AUD/USD exchange rates in 2021 than 2020 because of the increased amount of USD denominated cash and cash equivalents. The US warrants financial liability will be equity-based settled upon exercise of the US warrants. However, as the exercise will be done with an exercise price in US dollars, there is a foreign exchange risk due to the subsequent translation to Australian dollars. The Company’s exposure to other foreign exchange movements is not material.

(b) Credit risk

Exposure to credit risk relating to financial assets arises from the potential non-performance by counterparties of contract obligations that could lead to a financial loss to the Company.

(i) Risk management

Credit risk is managed through the maintenance of procedures (such as the utilisation of systems for the approval, granting and renewal of credit limits, regular monitoring of exposures against such limits and monitoring the financial stability of significant customers and counterparties), ensuring to the extent possible that customers and counterparties to transactions are of sound credit worthiness. Such monitoring is used in assessing receivables for impairment. Credit terms are normally 30 days from the invoice date.

Risk is also minimised through investing surplus funds in financial institutions that maintain a high credit rating.

(ii) Security

For some trade receivables the Company may obtain security in the form of guarantees, deeds of undertaking or letters of credit which can be called upon if the counterparty is in default under the terms of the agreement.

(iii) Impairment of financial assets

The Company has one type of financial asset subject to the expected credit loss model:

●	trade receivables for sales of inventory

While cash and cash equivalents are also subject to the impairment requirements of IFRS 9, the identified impairment loss was immaterial.

28. FINANCIAL RISK MANAGEMENT (Cont.)

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

(c) Liquidity risk

Liquidity risk arises from the possibility that the Company might encounter difficulty in settling its debts or otherwise meeting its obligations related to financial liabilities. The Company manages this risk through the following mechanisms:

●	preparing forward looking cash flow analyses in relation to its operating, investing and financing activities;
●	obtaining funding from a variety of sources;
●	maintaining a reputable credit profile;
●	managing credit risk related to financial assets;
●	investing cash and cash equivalents and deposits at call with major financial institutions; and
●	comparing the maturity profile of financial liabilities with the realisation profile of financial assets.

(i) Maturities of financial liabilities

The tables below analyse the Company’s financial liabilities into relevant maturity groupings based on their contractual maturities. The amounts disclosed in the table are the contractual undiscounted cash flows.

Contractual maturities of	Less than 6 months	6 – 12 months	Between 1 and 2 years	Between 2 and 5 years	Over 5 years	Total contractual cash flows	Carrying amount (assets)/liabilities
financial liabilities	$	$	$	$	$	$	$
At June 30, 2021
Trade and other payables	760,350	—	—	—	—	760,350	760,350
Lease liabilities	129,057	50,569	24,412	—	—	204,038	204,038
Total	889,407	50,569	24,412	—	—	964,388	964,388

Contractual maturities of	Less than 6 months	6 – 12 months	Between 1 and 2 years	Between 2 and 5 years	Over 5 years	Total contractual cash flows	Carrying amount (assets)/liabilities
financial liabilities	$	$	$	$	$	$	$
At June 30, 2020
Trade and other payables	723,724	—	—	—	—	723,724	723,724
Lease liabilities	108,924	131,991	188,621	—	—	429,536	429,536
Borrowings	—	—	52,252	—	—	52,252	52,252
Total	832,648	131,991	240,873	—	—	1,205,512	1,205,512

28. FINANCIAL RISK MANAGEMENT (Cont.)

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

At June 30, 2021, if interest rates had changed by +/- 50 basis points from the year-end rates, with all other variables held constant, the Company’s loss for the year would have been A$14,775 lower / higher (2020: loss A$55,828 lower / higher), as a result of higher / lower interest income from cash and cash equivalents and deposits in place.

28. FINANCIAL RISK MANAGEMENT (Cont.)

The exposure to interest rate risks and the effective interest rates of financial assets and liabilities, both recognised and unrealised, for the Company is as follows:

		Floating rate	Fixed rate	Carrying amount	Weighted ave. effective rate	Ave. maturity Period
Consolidated	Year	A$	A$	A$	%	Days
Financial assets
Cash at bank / on hand	2021	2,955,047	17,947,235	20,902,282	0.2%	At call
	2020	11,645,389	—	11,645,389	0.5%	At call
Performance bond / deposits	2021	—	1,856	1,856	—	At call
	2020	—	2,025	2,025	—	At call
Totals	2021	2,955,047	17,949,091	20,904,138
	2020	11,645,389	2,025	11,647,414
Financial liabilities
Borrowings	2021	—	—	—	—	—
	2020	—	52,252	52,252	1%	—
Leases	2021	—	204,038	204,038	5.37%	—
	2020	—	429,536	429,536	5.37%	—
Totals	2021	—	204,038	204,038
	2020	—	481,788	481,788

Note The Company holds the balance of its cash in non-interest-bearing bank accounts.

29. SUBSEQUENT EVENTS

The Company executed an acquisition agreement (“Acquisition Agreement”) on July 19th, 2021 to acquire the direct-to-consumer eCommerce business and distribution rights associated with General Genetics Corporation and its associated brands trading as EasyDNA, from BelHealth Investment Fund LP. The Acquisition Agreement provides for the acquisition of all brands, websites and reseller agreements associated with EasyDNA. This includes over 70 websites in 40 countries and six brand identities. Under the terms of the Acquisition Agreement, the Company will acquire 100% of EasyDNA’s brands and assets within the General Genetics Corporation business for a purchase price of US$4 million, comprising cash consideration of US$2.5 million and US$1.5 million worth of GTG securities in the nature of ADRs.

30. CAPITAL MANAGEMENT

(a) Risk management

The Company’s objectives when managing capital are to

●	safeguard their ability to continue as a going concern, so that they can continue to provide returns for shareholders and benefits for other stakeholders, and
●	maintain an optimal capital structure to reduce the cost of capital.

In order to maintain or adjust the capital structure, the Company may issue new shares or reduce its capital, subject to the provisions of the Company’s constitution. The capital structure of the Company consists of equity attributed to equity holders of the Company, comprising contributed equity, reserves and accumulated losses. By monitoring undiscounted cash flow forecasts and actual cash flows provided to the board by the Company’s management, the board monitors the need to raise additional equity from the equity markets.

(b) Dividends

No dividends were declared or paid to members for the year ended June 30, 2021 (2020: nil). The Company’s franking account balance was nil at June 30, 2021 (2020: nil).

31. PARENT ENTITY FINANCIAL INFORMATION

The individual financial statements for the parent entity show the following aggregate amounts:

	2021 $	2020 $
Balance sheet
Current assets	21,809,918	11,646,391
Non-current assets	2,011,338	345,236
Total assets	23,821,256	11,991,627
Current liabilities	1,317,378	10,095,549
Non-current liabilities	7,694,668	1,117,947
Total liabilities	9,012,046	11,213,496

Shareholders’ equity
Share Capital Reserves	153,574,974	140,111,073
Other reserves	(117,131)	(117,131)
Share-based payments	8,499,649	6,184,391
Retained earnings	(147,148,282)	(145,400,202)

Total Equity	14,809,210	778,131

Profit/(Loss) for the year	(1,601,672)	(8,816,667)

For the year ended June 30, 2021, A$4,482,965 impairment loss previously recognised on intercompany loan balances between the parent and its subsidiaries was reversed. (2020: A$3,782,537 recognised as impairment loss).

32. CONTINGENT LIABILITIES AND CONTINGENT ASSETS

The Company had no contingent liabilities at June 30, 2021 (2020: nil).

33. IMPACT OF COVID-19

On January 30, 2020, the International Health Regulations Emergency Committee of the World Health Organisation (WHO) declared the novel coronavirus disease 2019 (“COVID-19”) outbreak a public health emergency of international concern and on March 12, 2020 the WHO announced the outbreak was a pandemic.

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

Australian Disclosure Requirements

All press releases, financial reports and other information are available using the stock code GTG on the Australian Stock Exchange website: www2.asx.com.au

This page has purposefully been left blank

This page has purposefully been left blank

F-59