Form 20-F
period 2022-06-30
GENETIC TECHNOLOGIES LTD
filed 2022-08-30
CIK 1166272

Commission file number 000-51504

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2022

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EX CHANGE ACT OF 1934

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

Telephone: +61 3 8412 7000

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

Number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. There were 9,233,965,143 Ordinary Shares outstanding as of June 30, 2022.

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

Our consolidated financial statements are set out beginning on page F-1 of this Annual Report (refer to Item 18 “Financial Statements”).

References to the “ADSs” are to our ADSs described in Item 12.D “American Depositary Shares” and references to the “Ordinary Shares” are to our Ordinary Shares described in Item 10.

Our fiscal year ends on June 30 and references in this Annual Report to any specific fiscal year are to the twelve month period ended on June 30 of such year.

FORWARD-LOOKING STATEMENTS

This Annual Report contains forward-looking statements that involve risks and uncertainties. We use words such as “anticipates”, “believes”, “plans”, “expects”, “future”, “intends” and similar expressions to identify such forward-looking statements. This Annual Report also contains forward-looking statements attributed to certain third parties relating to their estimates regarding the growth of Genetic Technologies and related markets and spending. You should not place undue reliance on these forward-looking statements, which apply only as of the date of this Annual Report. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including the risks faced by us described below under the caption “Risk Factors” and elsewhere in this Annual Report.

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

AUSTRALIAN DISCLOSURE REQUIREMENTS

Our ordinary shares are primarily quoted on the Australian Securities Exchange (“ASX”) in addition to our listing of our ADSs on the NASDAQ Global Select Market. As part of our ASX listing, we are required to comply with various disclosure requirements as set out under the Australian Corporations Act 2001 and the ASX Listing Rules. Information furnished under the sub-heading “Australian Disclosure Requirements” is intended to comply with ASX listing and Corporations Act 2001 disclosure requirements and is not intended to fulfill information required by this Annual report on Form 20-F.

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

iii

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

Item 3.A Reserved

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

Risk Factor Summary

Risk Related to our Business

●	A variety of risks associated with commercialising our products and product candidates internationally could materially adversely affect our business.
●	Our Company has a history of incurring losses.
●	We may not be successful in transitioning from our existing product portfolio to our next generation of risk assessment tests, and our newly developed approach to marketing and distribution of such products may not generate revenues.
●	Our products may never achieve significant market acceptance.
●	We face additional risks as a result of the General Genetics Acquisition and may be unable to integrate our businesses successfully and realize the anticipated synergies and related benefits of the General Genetics Acquisition or do so within the anticipated timeframe.
●	Failure to demonstrate the clinical utility of our products could have a material adverse effect on our financial condition and results of operations.
●	If our competitors develop superior products, our operations and financial condition could be affected.
●	We have important relationships with external parties over whom we have limited control.
●	We may be subject to liability and our insurance may not be sufficient to cover damages.
●	Security breaches, privacy issues, loss of data and other incidents could compromise sensitive or personal information related to our business or prevent us from accessing critical information and expose us to liability, which could adversely affect our business and our reputation.
●	We use potentially hazardous materials, chemicals and patient samples in our business and any disputes relating to improper handling, storage or disposal of these materials could be time consuming and costly.
●	Our industry is subject to rapidly changing technology and new and increasing amounts of scientific data related to genes and genetic variants and their role in disease.
●	We depend on the collaborative efforts of our academic and corporate partners for research, development and commercialisation of our products. A breach by our partners of their obligations, or the termination of the relationship, could deprive us of valuable resources and require additional investment of time and money.
●	If our sole laboratory facility becomes inoperable, we will be unable to perform our tests and our business will be harmed.
●	The loss of key members of our senior management team or our inability to attract and retain highly skilled scientists, clinicians and salespeople could adversely affect our business.
●	Changes in the way that the FDA regulates our tests could result in the delay or additional expense in offering our tests and tests that we may develop in the future.
●	Our business could be harmed from the loss or suspension of a license or imposition of a fine or penalties under, or future changes in, or changing interpretations of, CLIA or state laboratory licensing laws to which we are subject.
●	Failure to establish and comply with appropriate quality standards to assure that the highest level of quality is observed in the performance of our testing services and in the design, manufacture and marketing of our products could adversely affect the results of our operations and adversely impact our reputation.
●	We could be adversely affected by violations of the FCPA and other worldwide anti-bribery laws.
●	If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud.
●	Failure to comply with health information privacy laws, including HIPAA or other U.S. federal or state health information privacy and security laws, as applicable, may negatively impact our business.
●	If we or our partners fail to comply with the complex federal, state, local and foreign laws and regulations to the extent that apply to our business, we could suffer severe consequences that could materially and adversely affect our operating results and financial condition.
●	A failure to comply with any of federal or state laws to the extent such are applicable to our business, particularly laws related to the elimination of healthcare fraud, may adversely impact our business.
●	We face risks associated with currency exchange rate fluctuations, which could adversely affect our operating results.
●	Government regulation of genetic research or testing may adversely affect the demand for our services and impair our business and operations.

●	Failure in our information technology systems could significantly increase testing turn-around times or impact on the billing processes or otherwise disrupt our operations.
●	Any significant disruption in service on our website or in our computer or logistics systems, whether due to a failure with our information technology systems or that of a third-party vendor, could harm our reputation and may result in a loss of customers.
●	Breaches of network or information technology, natural disasters or terrorist attacks could have an adverse impact on our business.
●	Ethical and other concerns surrounding the use of genetic information may reduce the demand for our services.
●	Risks associated with our intellectual property.
●	We rely heavily upon patents and proprietary technology that may fail to protect our business.
●	We may face difficulties in certain jurisdictions in protecting our intellectual property rights, which may diminish the value of our intellectual property rights in those jurisdictions.
●	Our operations may be adversely affected by the effects of extreme weather conditions or other interruptions in the timely transportation of specimens.
●	Our CIT Platform will expose us to various risks.
●	Discontinuation or recalls of existing testing products or our customers using new technologies to perform their own tests could adversely affect our business.
●	Because the PRS test may not be able to obtain necessary regulatory clearance, we may not generate any revenue.
●	If our PRS test is required to obtain and maintain FDA approvals, it will be subject to continuing governmental regulations and additional foreign regulations.
●	Declining general economic or business conditions, including as a result of the recent COVID-19 outbreak, may have a negative impact on our business.

Risk Related to our Securities

●	Our ADSs may be delisted from the NASDAQ Capital Market.
●	Our stock price is volatile and can fluctuate significantly based on events not in our control and general industry conditions. As a result, the value of your investment may decline significantly.
●	The fact that we do not expect to pay cash dividends may lead to decreased prices for our stock.
●	You may have difficulty in effecting service of legal process and enforcing judgments against us and our management.
●	Because we are not required to provide you with the same information as an issuer of securities based in the United States, you may not be afforded the same protection or information you would have if you had invested in a public corporation based in the United States.
●	As a foreign private issuer, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq corporate governance listing standards and these practices may afford less protection to shareholders than they would enjoy if we complied fully with Nasdaq corporate governance listing standards.
●	As a result of being a U.S. public company, we are subject to additional regulatory compliance requirements, including Section 404, and if we fail to maintain an effective system of internal controls, we may not be able to accurately report our financial results or prevent fraud.
●	We will incur significant costs as a result of operating as a company with ADSs that are publicly traded in the United States, and our management will be required to devote substantial time to new compliance initiatives.
●	The dual listing of our ordinary shares and the ADSs may negatively impact the liquidity and value of the ADSs.
●	Australian takeover laws may discourage takeover offers being made for us or may discourage the acquisition of a significant position in our ordinary shares or ADSs.
●	Our Constitution and Australian laws and regulations applicable to us may adversely affect our ability to take actions that could be beneficial to our shareholders.
●	A lack of significant liquidity for our ADSs may negatively affect your ability to resell our securities.
●	In certain circumstances, holders of ADSs may have limited rights relative to holders of Ordinary Shares.

Risk Related to Taxation

●	We may be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences for U.S. holders.
●	If a United States person is treated as owning at least 10% of our ordinary shares, such holder may be subject to adverse U.S. federal income tax consequences.
●	Changes to tax laws could materially adversely affect our company and reduce net returns to our shareholders.
●	Tax authorities may disagree with our positions and conclusions regarding certain tax positions, resulting in unanticipated costs, taxes or non-realization of expected benefits.

Risks Related to our Business

A variety of risks associated with commercialising our products and product candidates internationally could materially adversely affect our business.

We, or our licensing partners, may seek regulatory approval for our products or product candidates in multiple jurisdictions, accordingly, we expect that we will be subject to additional risks for our products and product candidates related to operating in foreign countries if we obtain the necessary approvals, including:

●	differing regulatory requirements in foreign countries;
●	the potential for so-called parallel importing, when a local seller, faced with high or higher local prices, opts to import goods from a foreign market (with low or lower prices) rather than buying them locally;
●	unexpected changes in tariffs, trade barriers, price and exchange controls and other regulatory requirements;
●	economic weakness, including inflation, or political instability in particular foreign economies and markets;
●	compliance with tax, employment, immigration and labour laws for employees living or traveling abroad;
●	foreign taxes, including withholding of payroll taxes;
●	foreign currency fluctuations, which could result in increased operating expenses and reduced revenues, and other obligations incident to doing business in another country;
●	difficulties staffing and managing foreign operations;
●	workforce uncertainty in countries where labour unrest is more common than in Australia or the U.S.;
●	challenges enforcing our contractual and intellectual property rights, especially in those foreign countries that do not respect and protect intellectual property rights to the same extent as in Australia or the U.S.;
●	production shortages resulting from any events affecting raw material supply or manufacturing capabilities abroad; and
●	business interruptions resulting from geo-political actions, including war and terrorism.

These and other risks associated with our or our licensing partners’ international operations may materially adversely affect our ability to attain or maintain profitable operations.

Our Company has a history of incurring losses.

We have incurred operating losses in every year since the year ended June 30, 2011. As at June 30, 2022, the Company had accumulated losses of A$150,206,216 and the extent of any future losses and whether or not the Company can generate profits in future years remains uncertain. The Company currently does not generate sufficient revenue to cover its operating expenses. We expect our capital outlays and operating expenditures to remain constant for the foreseeable future as we continue to focus on R&D and new product development, IP creation and the introduction of predictive genetic testing products. If we fail to generate sufficient revenue and eventually become profitable, or if we are unable to fund our continuing losses by raising additional financing when required, our shareholders could lose all or part of their investments.

We may not be successful in transitioning from our existing product portfolio to our next generation of risk assessment tests, and our newly developed approach to marketing and distribution of such products may not generate revenues.

Although we developed and marketed our BREVAGen™ and BREVAGenplus products in the recent past, and had internally developed product distribution teams in both Australia and the U.S., we believe that our future success is dependent upon our ability to successfully introduce and sell our newly developed products, “GeneType for Breast Cancer”, “GeneType for Colorectal Cancer” and or COVID severity risk test. Although we believe that we now have world class products that are poised to be an important part of making predictive genetic testing a mainstream healthcare activity, we may not be successful in transitioning from our existing products to these products, and there can be no assurance that the demand for these new products will develop. Furthermore, we plan to introduce our new products to healthcare providers through a global network of distribution partners instead of through our own sales force. Although we believe that we are building worthwhile sales and distribution relationships with experienced distribution firms, there can be no assurance that we will be able to enter into distribution arrangements on terms satisfactory to us, and that our marketing strategy will be successful and result in significant revenues.

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

We face additional risks as a result of the General Genetics Acquisition and may be unable to integrate our businesses successfully and realize the anticipated synergies and related benefits of the General Genetics Acquisition or do so within the anticipated timeframe.

●	difficulties in integrating and managing the combined operations of General Genetics, and realizing the anticipated economic, operational, and other benefits in a timely manner, which could result in substantial costs and delays or other operational, technical, or financial problems;

●	disruption to General Genetics’ business and operations and relationships with service providers and other third parties;

●	loss of key employees of General Genetics and other challenges associated with integrating new employees into our culture, as well as reputational harm if integration is not successful;

●	diversion of management time and focus from operating our business to addressing General Genetics Acquisition integration challenges;

●	diversion of significant resources from the ongoing development of our existing products, services, and operations;

●	failure to successfully realize our intended business strategy;

●	increase in the operating losses that we expect to incur in future periods;

●	regulatory complexities of integrating or managing the combined operations or expanding into other industries or parts of the healthcare industry;

●	regulatory developments or enforcement trends focusing on corporate practice of medicine;

●	greater than anticipated costs related to the integration of General Genetics’ business and operations into ours;

●	increase in compliance and related costs associated with the addition of a regulated business;

●	responsibility for the liabilities of General Genetics, including those that were not disclosed to us or exceed our estimates, as well as, without limitation, liabilities arising out of their failure to maintain effective data protection and privacy practices controls and comply with applicable regulations; and

●	potential accounting charges to the extent intangibles recorded in connection with the General Genetics Acquisition, such as goodwill, trademarks, client relationships, or intellectual property, are later determined to be impaired and written down in value.

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

Security breaches, privacy issues, loss of data and other incidents could compromise sensitive or personal information related to our business or prevent us from accessing critical information and expose us to liability, which could adversely affect our business and our reputation.

In the ordinary course of our business, we collect and store sensitive data, including protected health information, or PHI, personally identifiable information, genetic information, credit card information, intellectual property and proprietary business information owned or controlled by ourselves or our customers, payers and other parties. We manage and maintain our applications and data utilizing a combination of on-site systems, managed data center systems and cloud-based systems. We also communicate PHI and other sensitive patient data through our various customer tools and platforms. In addition to storing and transmitting sensitive data that is subject to multiple legal protections, these applications and data encompass a wide variety of business-critical information including research and development information, commercial information, and business and financial information. We face a number of risks relative to protecting this critical information, including loss of access risk, inappropriate disclosure, inappropriate modification, and the risk of our being unable to adequately monitor and modify our controls over our critical information. Any technical problems that may arise in connection with our data and systems, including those that are hosted by third-party providers, could result in interruptions to our business and operations or exposure to security vulnerabilities. These types of problems may be caused by a variety of factors, including infrastructure changes, intentional or accidental human actions or omissions, software errors, malware, viruses, security attacks, fraud, spikes in customer usage and denial of service issues. In addition, there has recently been a significant increase in ransomware and cyber security attacks related to the ongoing conflict between Russia and Ukraine, which could result in substantial harm to internal systems necessary for running our critical operations and revenue generating services.

The secure processing, storage, maintenance and transmission of this critical information are vital to our operations and business strategy, and we devote significant resources to protecting such information. Although we take what we believe to be reasonable and appropriate measures, including a formal, dedicated enterprise security program, to protect sensitive information from various compromises (including unauthorized access, disclosure, or modification or lack of availability), our information technology and infrastructure may be vulnerable to attacks by hackers or viruses or breached due to employee error, malfeasance or other disruptions. For example, we have been subject to phishing incidents in the past, and we may experience additional incidents in the future. Any such breach or interruption could compromise our networks, and the information stored therein could be accessed by unauthorized parties, altered, publicly disclosed, lost or stolen.

Unauthorized access, loss or dissemination could also disrupt our operations (including our ability to conduct our analyses, provide test results, bill payers or patients, process claims and appeals, provide customer assistance, conduct research and development activities, collect, process and prepare company financial information, provide information about our tests and other patient and physician education and outreach efforts through our website, and manage the administrative aspects of our business) and damage our reputation, any of which could adversely affect our business.

In addition to data security risks, we also face privacy risks. Should we actually violate, or be perceived to have violated, any privacy commitments we make to patients or consumers, we could be subject to a complaint from an affected individual or interested privacy regulator, such as the FTC, a state Attorney General, an EU Member State Data Protection Authority, or a data protection authority in another international jurisdiction. This risk is heightened given the sensitivity of the data we collect.

Any security compromise that causes an apparent privacy violation could also result in legal claims or proceedings; liability under federal, state, foreign, or multinational laws that regulate the privacy, security, or breach of personal information, such as but not limited to the Health Insurance Portability and Accountability Act of 1996, or HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009, or HITECH, state data security and data breach notification laws, the European Union’s General Data Protection Regulation, or GDPR, and the UK Data Protection Act of 2018; and related regulatory penalties. Penalties for failure to comply with a requirement of HIPAA or HITECH vary significantly, and, depending on the knowledge and culpability of the HIPAA-regulated entity, may include civil monetary penalties of up to $1.5 million per calendar year for each provision of HIPAA that is violated. A person who knowingly obtains or discloses individually identifiable health information in violation of HIPAA may face a criminal penalty of up to $50,000 and up to one-year imprisonment. The criminal penalties increase if the wrongful conduct involves false pretenses or the intent to sell, transfer or use identifiable health information for commercial advantage, personal gain or malicious harm. Penalties for unfair or deceptive acts or practices under the FTC Act or state Unfair and Deceptive Acts and Practices, or UDAP, statutes may also vary significantly.

There has been unprecedented activity in the development of data protection regulation around the world. As a result, the interpretation and application of consumer, health-related and data protection laws in the United States, Europe and elsewhere are often uncertain, contradictory and in flux. The GDPR took effect on May 25, 2018. The GDPR applies to any entity established in the EU as well as extraterritorially to any entity outside the EU that offers goods or services to, or monitors the behavior of, individuals who are located in the EU. The GDPR imposes strict requirements on controllers and processors of personal data, including enhanced protections for “special categories” of personal data, which includes sensitive information such as health and genetic information of data subjects. The GDPR also grants individuals various rights in relation to their personal data, including the rights of access, rectification, objection to certain processing and deletion. The GDPR provides an individual with an express right to seek legal remedies if the individual believes his or her rights have been violated. Failure to comply with the requirements of the GDPR or the related national data protection laws of the member states of the EU, which may deviate from or be more restrictive than the GDPR, may result in significant administrative fines issued by EU regulators. Maximum penalties for violations of the GDPR are capped at 20M euros or 4% of an organization’s annual global revenue, whichever is greater.

Additionally, the implementation of GDPR has led other jurisdictions to either amend or propose legislation to amend their existing data privacy and cybersecurity laws to resemble the requirements of GDPR. For example, on June 28, 2018, California adopted the California Consumer Privacy Act of 2018, or the CCPA. The CCPA regulates how certain for-profit businesses that meet one or more CCPA applicability thresholds collect, use, and disclose the personal information of consumers who reside in California. Among other things, the CCPA confers to California consumers the right to receive notice of the categories of personal information that will be collected by a business, how the business will use and share the personal information, and the third parties who will receive the personal information. The CCPA also confers rights to access, delete, or transfer personal information; and the right to receive equal service and pricing from a business after exercising a consumer right granted by the CCPA. In addition, the CCPA allows California consumers the right to opt out of the “sale” of their personal information, which the CCPA defines broadly as any disclosure of personal information to a third party in exchange for monetary or other valuable consideration. The CCPA also requires a business to implement reasonable security procedures to safeguard personal information against unauthorized access, use, or disclosure. The CCPA does not apply to PHI collected by certain parties subject to HIPAA, or to de-identified data as defined under HIPAA. The CCPA provides for civil penalties for violations, as well as a private right of action for certain data breaches resulting from a business’s failure to implement and maintain reasonable data security procedures that is expected to increase data breach litigation. On January 1, 2023, the California Privacy Rights Act, or CPRA, is scheduled to go into effect and will substantially amend the CCPA. The CPRA would, among other things, amend the CCPA to give California residents the ability to limit the use of their sensitive information, provide for penalties for CPRA violations concerning California residents under the age of 16, and establish a new California Privacy Protection Agency to implement and enforce the law.

Virginia, Colorado, and Utah have recently enacted similar privacy acts, and dozens of other states in the United States are currently considering similar consumer data privacy laws, which could impact our operations if enacted. Some observers have noted that the CCPA could mark the beginning of a trend toward more stringent privacy legislation in the United States, which could increase our potential liability and adversely affect our business, results of operations, and financial condition.

It is possible the GDPR, CCPA and other emerging United States and international data protection laws may be interpreted and applied in a manner that is inconsistent with our practices. If so, this could result in government-imposed fines or orders requiring that we change our practices, which could adversely affect our business. In addition, these privacy laws and regulations may differ from country to country and state to state, and our obligations under these laws and regulations vary based on the nature of our activities in the particular jurisdiction, such as whether we collect samples from individuals in the local jurisdiction, perform testing in the local jurisdiction, or process personal information regarding employees or other individuals in the local jurisdiction. Complying with these various laws and regulations could cause us to incur substantial costs or require us to change our business practices and compliance procedures in a manner adverse to our business. We can provide no assurance that we are or will remain in compliance with diverse privacy and data security requirements in all of the jurisdictions in which we do business. Failure to comply with privacy and data security requirements could result in a variety of consequences, including civil or criminal penalties, litigation, or damage to our reputation, any of which could have a material adverse effect on our business.

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

Our industry is subject to rapidly changing technology and new and increasing amounts of scientific data related to genes and genetic variants and their role in disease.

Our failure to develop tests to keep pace with these changes could make us obsolete. In recent years, there have been numerous advances in methods used to analyze very large amounts of genomic information and the role of genetics and gene variants in disease and treatment therapies. Our industry has and will continue to be characterized by rapid technological change, increasingly larger amounts of data, frequent new testing service introductions and evolving industry standards, all of which could make our tests obsolete. Our future success will also depend on our ability to keep pace with the evolving needs of our customers on a timely and cost-effective basis and to pursue new market opportunities that develop as a result of technological and scientific advances. Our tests could become obsolete and our business adversely affected unless we continually update our offerings to reflect new scientific knowledge about genes and genetic variations and their role in diseases and treatment therapies.

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

We rely on our sole laboratory facilities in Melbourne, Australia, which has been certified under the U.S. Clinical Laboratory Improvements Amendments (“CLIA”). Our current lease of laboratory premises expires February 28, 2025. The facility and the equipment we use to perform our tests would be costly to replace and could require substantial lead time to repair or replace. If we were to lose our CLIA certification or other required certifications or licenses, or if the facility is harmed or rendered inoperable by natural or man-made disasters, including flooding and power outages, it will be difficult or impossible for us to perform our tests for some period of time. The inability to perform our tests or the backlog of tests that could develop if our facility is inoperable for even a short period of time may result in the loss of customers or harm our reputation, and we may be unable to regain those customers in the future.

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

As a matter of policy, the FDA generally does not review Direct-to-Consumer LDTs that are created and performed in a single laboratory, if they are offered to patients only when prescribed by a health care provider.

Legislative proposals addressing the FDA’s oversight of LDTs have been introduced in the current and previous Congresses, and we expect that new legislative proposals will be introduced from time-to-time. On May 17, 2022, the Senate Health, Education, Labor and Pensions (HELP) Committee released an FDA user fees reauthorization legislative package, which incorporates contents from the Verifying Accurate Leading-edge IVCT Development (VALID) Act that would establish a new category of in vitro clinical tests (IVCTs) comprised of traditional in vitro diagnostics and LDTs, and grant the FDA authority to review and approve them pre-market. Such arrangement increased the likelihood for Congress to pass a legislation that will give the FDA clear authority to regulate LDTs, but the eventual result is difficult to predict at this time.

If the FDA ultimately regulates certain LDTs, whether via final guidance, final regulation, or as instructed by Congress, our tests may be subject to certain additional regulatory requirements. Complying with the FDA’s requirements can be expensive, time-consuming, and subject us to significant or unanticipated delays. Insofar as we may be required to obtain premarket clearance or approval to perform or continue performing an LDT, we cannot assure you that we will be able to obtain such authorization. Even if we obtain regulatory clearance or approval where required, such authorization may not be for the intended uses that we believe are commercially attractive or are critical to the commercial success of our tests. As a result, the application of the FDA’s requirements to our tests could materially and adversely affect our business, financial condition, and results of operations.

Our business could be harmed from the loss or suspension of a license or imposition of a fine or penalties under, or future changes in, or changing interpretations of, CLIA or state laboratory licensing laws to which we are subject.

The clinical laboratory testing industry is subject to extensive federal and state regulation. The regulations implementing CLIA set out federal regulatory standards that apply to virtually all clinical laboratories operating in the U.S. (regardless of the location, size or type of laboratory), including those operated by physicians in their offices, by requiring that they be certified by the federal government or by a federally approved accreditation agency. CLIA is a U.S. federal law regulating clinical laboratories that perform testing on specimens derived from humans for the purpose of providing information for the diagnosis, prevention or treatment of disease. CLIA is intended to ensure the quality and reliability of clinical laboratories in the U.S. by mandating specific standards in the areas of personnel qualifications, administration, and participation in proficiency testing, patient test management, quality control, quality assurance and inspections.

Certain US States also require state laboratory licenses in order to test specimens received from patients residing in those states or requests received from ordering physicians in those states. We currently hold out-of-state laboratory licenses in California, New York, Maryland, Rhode Island, and Pennsylvania. Other US States may have similar requirements or may adopt similar requirements in the future.

Further, CLIA does not preempt state law, which in some cases may be more stringent than federal law and require additional personnel qualifications, quality control, record maintenance and proficiency testing. The sanction for failure to comply with CLIA and state requirements may be suspension, revocation or limitation of a laboratory’s CLIA certificate, which is necessary to conduct business, as well as significant fines, civil and criminal penalties, the imposition of directed plan of correction, and on-site monitoring. If we were to be found out of compliance with CLIA program requirements and subjected to sanctions, our business and reputation could be harmed. Several states have similar laws, and we may be subject to similar penalties. If the CLIA certification of one laboratory owned by the Company is suspended or revoked that may preclude the Company from owning or operating any other CLIA regulated laboratory for two years. Further, even if it were possible for us to bring our laboratory back into compliance, we could incur significant expenses and potentially lose revenue in doing so.

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

We could be adversely affected by violations of the FCPA and other worldwide anti-bribery laws.

We are subject to the FCPA, which prohibits companies and their intermediaries from making payments in violation of law to non-U.S. government officials for the purpose of obtaining or retaining business or securing any other improper advantage. We are increasing our direct sales and operations personnel outside the United States, in which we have limited experience. We use a limited number of independent distributors to sell our tests internationally, which requires a high degree of vigilance in maintaining our policy against participation in corrupt activity, because these distributors could be deemed to be our agents, and we could be held responsible for their actions. Other U.S. companies in the medical device and pharmaceutical fields have faced criminal penalties under the FCPA for allowing their agents to deviate from appropriate practices in doing business with these individuals. We are also subject to similar anti-bribery laws in the jurisdictions in which we operate, including anti-bribery laws in Australia which also prohibits commercial bribery and makes it a crime for companies to fail to prevent bribery. These laws are complex and far-reaching in nature, and, as a result, we cannot assure you that we would not be required in the future to alter one or more of our practices to be in compliance with these laws or any changes in these laws or the interpretation thereof. Any violations of these laws, or allegations of such violations, could disrupt our operations, involve significant management distraction, involve significant costs and expenses, including legal fees, and could result in a material adverse effect on our business, prospects, financial condition or results of operations. We could also incur severe penalties, including criminal and civil penalties, disgorgement and other remedial measures.

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

As of June 30, 2020, we had identified a material weakness in our internal control over financial reporting in relation to segregation of duties. Such material weakness was remedied as of June 30, 2021.

As of June 30, 2022, our Chief Executive Officer and Chief Financial Officer assessed the effectiveness of our internal control over financial reporting. We did not identify any material weakness in our internal control over financial reporting during the year. However, we cannot assure you that the measures we have taken to date, and actions we may take in the future, will be sufficient to prevent potential future material weaknesses.

Failure to comply with health information privacy laws, including HIPAA or other U.S. federal or state health information privacy and security laws, as applicable, may negatively impact our business.

Pursuant to the Health Insurance Portability and Accountability Act of 1996, or HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009, or HITECH, covered entities (including health plans, healthcare clearing houses, and certain healthcare providers), as well as their respective “business associates” that create, receive, maintain or transmit individually identifiable health information for or on behalf of a covered entity, with respect to safeguarding the privacy, security and transmission of individually identifiable health information. Individuals and entities who are subject to HIPAA must comply with comprehensive privacy and security standards with respect to the use and disclosure of protected health information, as well as standards for electronic transactions, including specified transaction and code set rules. Under HITECH, HIPAA was expanded, including requirements to provide notification of certain identified data breaches, direct patient access to laboratory records, the extension of certain HIPAA privacy and security standards directly to business associates, and heightened penalties for noncompliance, and enforcement efforts. Failure to comply with HIPAA or other U.S. federal and state health information privacy and security laws, as applicable, could result in significant penalties

If we or our partners fail to comply with the complex federal, state, local and foreign laws and regulations to the extent that apply to our business, we could suffer severe consequences that could materially and adversely affect our operating results and financial condition.

Our operations are subject to extensive federal, state, local and foreign laws and regulations, all of which are subject to change. The U.S. laws and regulations that may apply to our business include, among other things:

●	CLIA, which requires that laboratories obtain certification from the federal government, and state licensure laws;
●	FDA laws and regulations;
●	HIPAA, which imposes comprehensive federal standards with respect to the privacy and security of protected health information and requirements for the use of certain standardised electronic transactions; amendments to HIPAA under HITECH, which strengthen and expand HIPAA privacy and security compliance requirements, increase penalties for violators, extend enforcement authority to state attorneys general and impose requirements for breach notification;
●	state laws regulating genetic testing and protecting the privacy of genetic test results, as well as state laws protecting the privacy and security of health information and personal data and mandating reporting of breaches to affected individuals and state regulators;
●	federal and state fraud and abuse laws, such as false claims and anti-kickback laws, and prohibitions on self-referral;
●	Section 216 of the federal Protecting Access to Medicare Act of 2014 (“PAMA”), which requires applicable laboratories to report private payer data in a timely and accurate manner;
●	state laws that impose reporting and other compliance-related requirements; and
●	similar foreign laws and regulations that apply to us in the countries in which we operate.

These laws and regulations are complex and are subject to interpretation by the courts and by government agencies. Our failure to comply could lead to significant administrative civil or criminal penalties, exclusion from participation in state and federal health care programs, imprisonment, disgorgement, and prohibitions or restrictions on our laboratory’s ability to provide or receive payment for our services. We believe that we are in material compliance with all statutory and regulatory requirements that apply to us, but there is a risk that one or more government agencies could take a contrary position, or that a private, party could file suit under the qui tam provisions of the federal False Claims Act or a similar state law. Such occurrences, regardless of their outcome, could damage our reputation and adversely affect important business relationships with third parties, including managed care organisations, and other private third-party payers.

A failure to comply with any of federal or state laws to the extent such are applicable to our business, particularly laws related to the elimination of healthcare fraud, may adversely impact our business.

The healthcare industry is subject to changing political, economic, and regulatory influences that may affect our business. During the past several years, the healthcare industry has been subject to an increase in governmental regulation and subject to potential disruption due to legislative initiatives and government regulation, as well as judicial interpretations thereof. While these regulations may not directly impact us or our offerings in every instance, they will affect the healthcare industry as a whole and may impact patient use of our services. We currently accept payments only from our customers not any third-party payers, such as government healthcare programs or health insurers. Because of this approach, we are not subject to many of the laws and regulations that impact many other participants in the healthcare industry.

If the government asserts broader regulatory control over companies like ours or if we determine that we will change our business model and accept payment from and/or participate in third-party payer programs, the complexity of our operations and our compliance obligations will materially increase. Failure to comply with any applicable federal, state, and local laws and regulations could have a material adverse effect on our business, financial condition, and results of operations.

While we seek to conduct our business in compliance with all applicable healthcare laws and regulations, regulatory or law enforcement authorities may not agree with our interpretation of these laws and regulations and may seek to enforce legal remedies or penalties against us for violations. Any action brought against us for violation of these or other laws or regulations, even if we successfully defend against it, could cause us to incur significant legal expenses and divert our management’s attention from the operation of our business. If our operations are found to be in violation of any of the federal, state, fraud and abuse or other healthcare laws and regulations that apply to us, we may be subject to penalties, including significant criminal, civil, and administrative penalties, damages and fines, disgorgement, additional reporting requirements and oversight, and imprisonment for individuals, as well as contractual damages and reputational harm. We could also be required to curtail or cease our operations. Any of the foregoing consequences could seriously harm our business and our financial results. From time to time we may need to change our operations, particularly pricing or billing practices, in response to changing interpretations of these laws and regulations or regulatory or judicial determinations with respect to these laws and regulations. These occurrences, regardless of their outcome, could damage our reputation and harm important business relationships that we have with healthcare providers, payers and others.

We face risks associated with currency exchange rate fluctuations, which could adversely affect our operating results.

We receive a portion of our revenues and pay a portion of our expenses in currencies other than the Australian dollar, such as the U.S. dollar, the Euro and the British pound. As a result, we are at risk for exchange rate fluctuations between such foreign currencies and the Australian dollar, which could affect the results of our operations. If the Australian dollar strengthens against foreign currencies, the translation of these foreign currency denominated transactions will result in decreased revenues and operating expenses. We may not be able to offset adverse foreign currency impact with increased revenues. We do not currently utilise hedging strategies to mitigate foreign currency risk and even if we were to implement hedging strategies to mitigate foreign currency risk, these strategies might not eliminate our exposure to foreign exchange rate fluctuations and would involve costs and risks of their own, such as ongoing management time and expertise, external costs to implement the strategies and potential accounting implications.

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

Any significant disruption in service on our website or in our computer or logistics systems, whether due to a failure with our information technology systems or that of a third-party vendor, could harm our reputation and may result in a loss of customers.

Customers purchase and access our services through our websites. Our reputation and ability to attract, retain and serve our customers, patients, and members is dependent upon the reliable performance of our website, network infrastructure and content delivery processes. Interruptions in any of these systems, whether due to system failures, computer viruses or physical or electronic break-ins, could affect the security or availability of our website, including our databases, and prevent our customers, patients, and members from accessing and using our services.

Our systems and operations are also vulnerable to damage or interruption from fire, flood, power loss, telecommunications failure, terrorist attacks, acts of war, electronic and physical break-ins, earthquake and similar events. For example, our headquarters are located in Melbourne, Australia where increased bush fire and flood activity has recently been experienced. In the event of any catastrophic failure involving our website, we may be unable to serve our web traffic. In addition, our sole laboratory in Melbourne, Australia is responsible for substantially all of our operations, which operations would be materially disrupted in the event any of these events were to occur at such laboratory. The occurrence of any of the foregoing risks could result in damage to our systems or could cause them to fail completely, and our insurance may not cover such risks or may be insufficient to compensate us for losses that may occur.

Additionally, our business model is dependent on our ability to deliver kits to customers and have kits processed and returned to us. This requires coordination between our logistics providers and third-party shipping services. Operational disruptions may be caused by factors outside of our control such as hostilities, political unrest, terrorist attacks, natural disasters, pandemics (such as COVID-19) and public health emergencies, such as COVID-19, affecting the geographies where our operations and customers are located. We may not be effective at preventing or mitigating the effects of such disruptions, particularly in the case of a catastrophic event. In addition, operational disruptions may occur during the holiday season, causing delays or failures in deliveries of our kits. Any such disruption may result in lost revenues, a loss of customers and reputational damage, which would have an adverse effect on our business, results of operations and financial condition.

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

The patenting of genes and issues surrounding access to genetic knowledge are the subjects of extensive and ongoing public debate in many countries. By way of example, the Australian Law Reform Commission has previously conducted two inquiries into the social uses of genetic information. The patents we hold in respect of “non-coding” DNA have broad scope and have also been the subject of debate and some criticism in the media. Individuals or organisations, in any one of the countries in which these patents have issued, could take legal action to seek their amendment, revocation or invalidation, something which has happened previously, on several occasions in various jurisdictions, though we have prevailed in all such cases. Furthermore, any time that we initiate legal action against parties that infringe our patents we face a risk that the infringer will defend itself through a counterclaim of patent invalidity or other such claims. Subsequent legal action could potentially overturn, invalidate or limit the scope of our patents.

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

The laws of some jurisdictions do not protect intellectual property rights to the same extent as the laws in the United States and Australia and many companies have encountered significant difficulties in protecting and defending such rights in such other jurisdictions. If we or our collaboration partners encounter difficulties in protecting, or are otherwise precluded from effectively protecting, the intellectual property rights for our business in such jurisdictions, the value of those rights may be diminished and we may face additional competition from others in those jurisdictions. In addition, many countries limit the enforceability of patents against governments agencies or government contractors. In those countries, the patent owner may have limited remedies, which could materially diminish the value of such patent.

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

Our Consumer Initiated Testing platform (CIT), allows consumers to directly request any of our tests online with a practitioner involved in the process, will be subject to various risks, including:

●	The risk of failure to protect personal medical information;

●	The risk of breach of cyber security for the platform; and
●	The risk that the platform will fail to perform as expected.

Our ability to conduct our services in a particular U.S. state or non-U.S. jurisdiction is dependent upon the applicable laws governing remote healthcare, the practice of medicine and healthcare delivery in general in such location which are subject to changing political, regulatory and other influences, and corporate practice of medicine limitations. Some state medical boards have established new rules or interpreted existing rules in a manner that limits or restricts the practice of telemedicine. The extent to which a U.S. state or non-U.S. jurisdiction considers particular actions or relationships to constitute practicing medicine is subject to change and to evolving interpretations by (in the case of U.S. states) medical boards and state attorneys general, among others, and (in the case of non-U.S. jurisdictions) the relevant regulatory and legal authorities, each with broad discretion. Accordingly, we must monitor our compliance with law in every jurisdiction in which we operate, on an ongoing basis, and we cannot provide assurance that our activities and arrangements, if challenged, will be found to be in compliance with the law. If a successful legal challenge or an adverse change in the relevant laws were to occur, we could be subject to significant penalties. Further, if we were unable to adapt our business model to comply with such laws, our operations in the affected jurisdictions would be disrupted, which could have a material adverse effect on our business, financial condition and results of operations.

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

All of our existing products are subject to regulation in Australia by the TGA, the U.S. by the FDA and/or other domestic and international governmental, public health agencies, regulatory bodies or non-governmental organisations. The process of obtaining required approvals or clearances for a potential new product varies according to the nature of and uses for a specific product. These processes can involve lengthy and detailed laboratory testing, human clinical trials, sampling activities, and other costly, time-consuming procedures. The submission of an application to a regulatory authority does not guarantee that the authority will grant an approval or clearance for the product. Each authority may impose its own requirements and can delay or refuse to grant approval or clearance, even though a product has been approved in another country. The time taken to obtain approval or clearance varies depending on the nature of the application and may result in the passage of a significant period of time from the date of submission of the application. Delays in the approval or clearance processes increase the risk that we will not succeed in introducing or selling the subject products, and we may be required to abandon the PRS after devoting substantial time and resources to its development.

If our PRS test is required to obtain and maintain FDA approvals, it will be subject to continuing governmental regulations and additional foreign regulations.

If the FDA determines that enforcement discretion is not appropriate or that LDTs are generally subject to FDA regulation and that premarket review, including clearance or approval, is required for our PRS tests or any of our future tests, diagnostic test kits that we may develop, or other products that would be classified as medical devices, the process of obtaining regulatory clearances or approvals to market a medical device can be costly and time consuming, and we may not be able to obtain these clearances or approvals on a timely basis, if at all. In particular, the FDA permits commercial distribution of a new medical device only after the device has received clearance under Section 510(k) of the Federal Food, Drug and Cosmetic Act, or is the subject of an approved premarket approval application, or PMA or reclassification of the device through the De Novo classification process, unless the device is specifically exempt from those requirements. The FDA will clear marketing of a lower risk medical device through the 510(k) process if the manufacturer demonstrates that the new product is substantially equivalent to other 510(k)-cleared products. High risk devices deemed to pose the greatest risk, such as life-sustaining, life-supporting, or implantable devices, or devices not deemed substantially equivalent to a previously cleared device, require the approval of a PMA. The PMA process is more costly, lengthy and uncertain than the 510(k)-clearance process. A PMA application must be supported by extensive data, including, but not limited to, technical, preclinical, clinical trial, manufacturing and labeling data, to demonstrate to the FDA’s satisfaction the safety and efficacy of the device for its intended use. The De Novo classification process is an alternate pathway to classify medical devices that are automatically classified into Class III but which are low to moderate risk. A manufacturer can submit a petition for direct De Novo review if the manufacturer is unable to identify an appropriate predicate device and the new device or new use of the device presents moderate or low risk. De Novo classification may also be available after receipt of a “not substantially equivalent” letter following submission of a 510(k) to FDA. Our currently commercialised products have not received FDA clearance or approval, as they are marketed under the FDA’s enforcement discretion for LDTs. Even if regulatory clearance or approval of a product is required and granted, such clearance or approval may be subject to limitations on the intended uses for which the product may be marketed and reduce our potential to successfully commercialise the product and generate revenue from the product. If the FDA determines that our promotional materials, labeling, training or other marketing or educational activities constitute promotion of an unapproved use, it could request that we cease or modify our training or promotional materials or subject us to regulatory enforcement actions.

We are also subject to other federal, state, and foreign regulation concerning the manufacture and sale of our products. Our failure to comply with U.S. federal, state and foreign governmental regulations could lead to the issuance of warning letters or untitled letters, government investigation, the imposition of injunctions, suspensions or loss of regulatory clearance or approvals, product recalls, termination of distribution, product seizures or civil penalties. In the most extreme cases, criminal sanctions or closure of our manufacturing facility are possible, any of which could adversely affect our business, operating results and prospects.

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

Continuing concerns over economic and business prospects in the United States and other countries have contributed to increased volatility and diminished expectations for the global economy. These factors, coupled with the prospect of decreased business and consumer confidence and increased unemployment resulting from the recent COVID-19 outbreak, may precipitate an economic slowdown and recession. If the economic climate deteriorates, our business, including our access to patient samples and the addressable market for diagnostic tests that we may successfully develop, as well as the financial condition of our suppliers and our third-party payers, could be adversely affected, resulting in a negative impact on our business, financial condition, results of operations and cash flows.

The COVID-19 pandemic is having a negative impact on global markets and business activity, which has had an effect on the operations of the Company, including but not limited to, that sales of our products have been impacted not only by the inability for consumers to visit their practitioners but also the difficulty our sales team is having in arranging face to face meetings with practitioners. Our sales team has found it very difficult to reach practitioners to build on the sales momentum created prior to the pandemic. Additionally, in response to the COVID-19 pandemic, the Company has done the following:

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

On March 13, 2020, we received a determination letter (the “Letter”) from NASDAQ indicating that we did not comply with the stockholders’ equity rule. The Letter indicates that Listing Rule 5815(d)(4)(B) does not permit an issuer that is deficient in stockholders’ equity to present a plan of compliance to the NASDAQ Staff if such issuer has failed to comply with that provision within one year of a Hearing Panel (the “Panel”) determination of compliance. The Letter states that since we are out of compliance with the equity rule within one year of the Compliance Letter, the Staff cannot allow us to submit a plan of compliance. We requested an appeal hearing with the Panel to review the delisting determination. Upon NASDAQ’s receipt of the hearing request by the Company, NASDAQ stayed the suspension of our securities and the filing of the Form 25-NSE pending the Panel’s decision. An oral hearing took place on April 30, 2020 and in a letter dated May 12, 2020, the Panel granted the Company the full 180-day extension until September 9, 2020, to publicly disclose full compliance with the minimum shareholder equity requirement under NASDAQ rules. Subsequent to this, the Company has regained compliance with NASDAQ Listing Rule 5550(b)(1) as of August 25, 2020 (refer to sequence of events below).

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

On May 26, 2020, we completed a capital raise by offering of (i) 3,500,000 ADSs, for a purchase price of United States Dollars (US$) US$2.00 per ADS (each representing six hundred (600) of the Company’s ordinary shares) and (ii) 500,000 pre-funded warrants to purchase one ADS (the “Pre-Funded Warrants”) for a purchase price of US$1.9999 per Pre-Funded Warrant. H.C. Wainwright & Co., LLC acted as the placement agent for this offering. In connection with such offering, the Company agreed to issue 156,000,000 warrants exercisable at US$0.004166 each, expiring in 5 years from issue date, to H.C. Wainwright & Co.

On July 21, 2020, we closed a registered direct offering of 1,025,000 ADSs, each representing six hundred (600) of the Company’s ordinary shares, at a purchase price of United States Dollars (US$) US$5.00 per ADS - or in Australian dollars $0.012 per ordinary share. The gross proceeds for this offering were approximately US$5.1 million. Against the offering, the Company agreed to issue 39,975,000 warrants exercisable at US$0.0104 each, expiring in 5 years from issue date, to H.C. Wainwright & Co which would form part of cost of raising capital.

As of August 25, 2020, the Company has regained compliance with the equity requirement of NASDAQ Listing Rule 5550(b) (1), as required by the Hearings Panel decision dated May 12, 2020.

On January 25, 2021, we closed a registered direct offering of 1,250,000 ADSs, each representing six hundred (600) of the Company’s ordinary shares, at a purchase price of United States Dollars (US$) US$5.25 per ADS - or in Australian dollars $0.01125 per ordinary share. The gross proceeds for this offering was approximately US$6.56 million. Against the offering, the Company agreed to issue 48,750,000 warrants exercisable at US$0.010938 each, expiring in 5 years from issue date, to H.C. Wainwright & Co which would form part of cost of raising capital. The said warrants are subject to shareholder approval.

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

The biotechnology sector can be particularly vulnerable to abrupt changes in investor sentiment. Stock prices of companies in the biotechnology industry, including ours, can swing dramatically, with little relationship to operating performance. Our stock price may be affected by a number of factors including, but not limited to:

●	product development events;
●	the outcome of litigation;
●	decisions relating to intellectual property rights;
●	the entrance of competitive products or technologies into our markets;
●	new medical discoveries;
●	the establishment of strategic partnerships and alliances;
●	changes in pricing policies or other practices related to the healthcare industry; or
●	other industry and market changes or trends.

Since our listing on the Australian Securities Exchange in August 2000, the price of our Ordinary Shares has ranged from a low of A$0.003 to a high of A$0.88 per share. Further fluctuations are likely to occur due to events which are not within our control and general market conditions affecting the biotechnology sector or the stock market generally.

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

As a foreign private issuer, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq corporate governance listing standards and these practices may afford less protection to shareholders than they would enjoy if we complied fully with Nasdaq corporate governance listing standards.

As a foreign private issuer listed on Nasdaq, we will be subject to their corporate governance listing standards. However, Nasdaq rules permit foreign private issuers to follow the corporate governance practices of its home country. Some corporate governance practices in Australia may differ from Nasdaq corporate governance listing standards. For example, we could include non-independent directors as members of our Remuneration committee, and our independent directors may not necessarily hold regularly scheduled meetings at which only independent members of the board of directors are present. Currently, we follow home country practice to the maximum extent possible. Therefore, our shareholders may be afforded less protection than they otherwise would have under corporate governance listing standards applicable to U.S. domestic issuers.

We may lose our foreign private issuer status in the future, which could result in significant additional cost and expense.

While we currently qualify as a foreign private issuer, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter and, accordingly, our next determination will be made on December 31, 2023. In the future, we would lose our foreign private issuer status if we to fail to meet the requirements necessary to maintain our foreign private issuer status as of the relevant determination date. For example, if 50% or more of our securities are held by U.S. residents and more than 50% of our senior management or directors are residents or citizens of the United States, we could lose our foreign private issuer status. The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly more than costs we incur as a foreign private issuer. If we are not a foreign private issuer, we will be required to file periodic reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive in certain respects than the forms available to a foreign private issuer. We would be required under current SEC rules to prepare our financial statements in accordance with U.S. GAAP rather than IFRS, and modify certain of our policies to comply with corporate governance practices required of U.S. domestic issuers. Such conversion of our financial statements to U.S. GAAP would involve significant time and cost. In addition, we may lose our ability to rely upon exemptions from certain corporate governance requirements on U.S. stock exchanges that are available to foreign private issuers such as the ones described above and exemptions from procedural requirements related to the solicitation of proxies.

As a result of being a U.S. public company, we are subject to additional regulatory compliance requirements, including Section 404, and if we fail to maintain an effective system of internal controls, we may not be able to accurately report our financial results or prevent fraud.

Pursuant to Section 404, our management will be required to assess and attest to the effectiveness of our internal control over financial reporting in connection with issuing our consolidated financial statements as of and for the fiscal year ending June 30, 2022. Section 404 also requires an attestation report on the effectiveness of internal control over financial reporting be provided by our independent registered public accounting firm beginning with our annual report following the date on which we are no longer a non-accelerated filer. The cost of complying with Section 404 will significantly increase and management’s attention may be diverted from other business concerns, which could adversely affect our results. We may need to hire more employees in the future or engage outside consultants to comply with these requirements, which will further increase expenses. If we fail to comply with the requirements of Section 404 in the required timeframe, we may be subject to sanctions or investigations by regulatory authorities, including the SEC and Nasdaq. Furthermore, if we are unable to attest to the effectiveness of our internal control over financial reporting, we could lose investor confidence in the accuracy and completeness of our financial reports, and the market price of our ordinary shares and ADSs could decline. Failure to implement or maintain effective internal control over financial reporting could also restrict our future access to the capital markets and subject each of us, our directors and our officers to both significant monetary and criminal liability. In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expense and a diversion of management’s time and attention from revenue generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may initiate legal proceedings against us and our business, financial position, results and prospects may be adversely affected.

We will incur significant costs as a result of operating as a company with ADSs that are publicly traded in the United States, and our management will be required to devote substantial time to new compliance initiatives.

As a company whose ADSs are publicly traded in the United States, we have incurred and will continue to incur significant legal, accounting, insurance and other expenses. In addition, the Sarbanes-Oxley Act, Dodd-Frank Wall Street Reform and Consumer Protection Act and related rules implemented by the United States Securities and Exchange Commission, or SEC, and Nasdaq have imposed various requirements on public companies listed in the United States including requiring establishment and maintenance of effective disclosure and financial controls. Our management and other personnel will need to devote a substantial amount of time to these compliance initiatives, and we will need to add additional personnel and build our internal compliance infrastructure. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. These laws and regulations could also make it more difficult and expensive for us to attract and retain qualified persons to serve on our board of directors, our board committees or as our senior management. Furthermore, if we are unable to satisfy our obligations as a public company listed in the United States, we could be subject to delisting of the ADSs, fines, sanctions and other regulatory action and potentially civil litigation.

The dual listing of our ordinary shares and the ADSs may negatively impact the liquidity and value of the ADSs.

Our ADSs are listed on Nasdaq and our ordinary shares are listed on the ASX. We cannot predict the effect of this dual listing on the value of our ordinary shares and ADSs. However, the dual listing of our ordinary shares and ADSs may dilute the liquidity of these securities in one or both markets and may negatively impact the development of an active trading market for the ADSs in the United States. The price of the ADSs could also be negatively impacted by trading in our ordinary shares on the ASX.

Australian takeover laws may discourage takeover offers being made for us or may discourage the acquisition of a significant position in our ordinary shares or ADSs.

We are incorporated in Australia and are subject to the takeover laws of Australia. Among other things, we are subject to the Corporations Act. Subject to a range of exceptions, the Corporations Act prohibits the acquisition of a direct or indirect interest in our issued voting shares if the acquisition of that interest will lead to a person’s voting power in us increasing to more than 20%, or increasing from a starting point that is above 20% and below 90%. Australian takeover laws may discourage takeover offers being made for us or may discourage the acquisition of a significant position in our ordinary shares. This may have the ancillary effect of entrenching our board of directors and may deprive or limit our shareholders’ opportunity to sell their ordinary shares and may further restrict the ability of our shareholders to obtain a premium from such transactions.

Our Constitution and Australian laws and regulations applicable to us may adversely affect our ability to take actions that could be beneficial to our shareholders.

As an Australian company we are subject to different corporate requirements than a corporation organized under the laws of the United States. Our Constitution, as well as the Corporations Act, sets forth various rights and obligations that apply to us as an Australian company and which may not apply to a U.S. corporation. These requirements may operate differently than those of many U.S. companies. You should carefully review the summary of these matters set forth under our Constitution, which is included as an exhibit to this annual report, prior to investing in our securities.

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

RISKS RELATED TO TAXATION

We may be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences for U.S. holders.

In general, a non-U.S. company will be considered a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year in which (1) 75% or more of its gross income consists of passive income (the “income test”) or (2) 50% or more of the average quarterly value of its assets is attributable to assets that produce, or are held for the production of, passive income (the “asset test”). For purposes of these tests, passive income generally includes dividends, interest, gains from the sale or exchange of investment property and certain rents and royalties. In addition, for purposes of the above calculations, a non-U.S. corporation that directly or indirectly owns at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets and received directly its proportionate share of the income of such other corporation.

Based on the nature and composition of our income, assets, activities and market capitalization, we believe that we were classified as a PFIC for our taxable year ended June 30, 2022. However, our PFIC status is based on an annual determination that is subject to a number of uncertainties and may change from year to year. Our PFIC status will depend on the composition of our income (including with respect to the R&D Tax Credit) and the composition and value of our assets, which may be determined in large part by reference to the market value of the ADSs and our Ordinary Shares, which may be volatile, from time to time. Our status may also depend, in part, on how quickly we utilize the cash we raise in any offering of our securities. There can be no assurance that we will not be considered a PFIC in any past, current or future taxable year, and our U.S. counsel expresses no opinion regarding our conclusions or our expectations regarding our PFIC status.

If we are a PFIC for any taxable year during which a U.S. holder (as defined in the section titled “Item 10.E. Additional Information—Taxation, United States Federal Income Taxation”) holds the ADSs or Ordinary Shares, the U.S. holder may be subject to adverse tax consequences regardless of whether we continue to qualify as a PFIC, including ineligibility for any preferred tax rates on capital gains or on actual or deemed dividends, interest charges on certain taxes treated as deferred, and additional reporting requirements. We will continue to be treated as a PFIC with respect to such U.S. holder in all succeeding years during which the U.S. holder owns the ADSs or Ordinary Shares, regardless of whether we continue to meet the income or asset tests described above, unless the U.S. holder makes a valid and timely qualified electing fund (QEF) or mark-to-market election, or makes a deemed sale election once we cease to be a PFIC; however, we do not currently intend to provide the information necessary for a U.S. holder to make a QEF election. For further discussion of the PFIC rules and the adverse U.S. federal income tax consequences to U.S. holders in the event we are classified as a PFIC, see “Item 10.E. Additional Information—Taxation, United States Federal Income Taxation—Passive Foreign Investment Company Rules.”

If a United States person is treated as owning at least 10% of our ordinary shares, such holder may be subject to adverse U.S. federal income tax consequences.

If a U.S. holder (as defined in the section titled “Item 10.E. Additional Information—Taxation, United States Federal Income Taxation”) is treated as owning (directly, indirectly or constructively) at least 10% of the value or voting power of our Ordinary Shares or ADSs, such U.S. holder may be treated, for U.S. federal income tax purposes, as a “United States shareholder” with respect to each “controlled foreign corporation” in our group, if any. Because our group includes a U.S. subsidiary (Phenogen Sciences Inc.), certain of our current and future non-U.S. subsidiaries will be treated as controlled foreign corporations, regardless of whether we are treated as a controlled foreign corporation. A United States shareholder of a controlled foreign corporation may be required to annually report and include in its U.S. taxable income its pro rata share of “Subpart F income,” “global intangible low-taxed income” and investments in U.S. property by controlled foreign corporations, regardless of whether we make any distributions. An individual that is a United States shareholder with respect to a controlled foreign corporation generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a United States shareholder that is a U.S. corporation. We cannot provide any assurances that we will furnish to any United States shareholder information that may be necessary to comply with the reporting and payment obligations described above. Failure to comply with such obligations may subject a United States shareholder to significant monetary penalties and stall the beginning of the statute of limitations period for relevant U.S. federal income tax returns. U.S. holders should consult their tax advisors regarding the potential application of these rules to their investment in the Ordinary Shares or ADSs.

Changes to tax laws could materially adversely affect our company and reduce net returns to our shareholders.

Our tax treatment is subject to the enactment of, or changes in, tax laws, regulations and treaties, or the interpretation thereof, tax policy initiatives and reforms under consideration and the practices of tax authorities in jurisdictions in which we operate, including those related to the Organization for Economic Co-Operation and Development’s Base Erosion and Profit Shifting Project, the European Commission’s state aid investigations and other initiatives. Such changes may include (but are not limited to) the taxation of operating income, investment income, dividends received or (in the specific context of withholding tax) dividends paid. We are unable to predict what tax reform may be proposed or enacted in the future or what effect such changes would have on our business, but such changes, to the extent they are brought into tax legislation, regulations, policies or practices, could affect our financial position and overall or effective tax rates in the future in countries where we have operations, reduce post-tax returns to our shareholders, and increase the complexity, burden and cost of tax compliance.

Tax authorities may disagree with our positions and conclusions regarding certain tax positions, resulting in unanticipated costs, taxes or non-realization of expected benefits.

A tax authority may disagree with tax positions that we have taken, which could result in increased tax liabilities. For example, the U.S. Internal Revenue Service or another tax authority could challenge our allocation of income by tax jurisdiction and the amounts paid between our affiliated companies pursuant to our intercompany arrangements and transfer pricing policies, including amounts paid with respect to our intellectual property development. Similarly, a tax authority could assert that we are subject to tax in a jurisdiction where we believe we have not established a taxable connection, often referred to as a “permanent establishment” under international tax treaties, and such an assertion, if successful, could increase our expected tax liability in one or more jurisdictions. A tax authority may take the position that material income tax liabilities, interest and penalties are payable by us, in which case, we expect that we might contest such assessment. Contesting such an assessment may be lengthy and costly and if we were unsuccessful in disputing the assessment, the implications could increase our anticipated effective tax rate, where applicable.

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

The Company hired and trained a new internal sales employee to educate doctors on the Company’s polygenic risk score (PRS) tests and introduce them to preventative health strategies. The Company received a positive response from doctors. Initial test results showed 10 per cent of subjects were high risk and 41 per cent were moderate risk. The Company believes that these results will help create personalised strategies specifically designed for the patient risk profile. We think early indications show the tests lead to better screening compliance and to the development of personalised screening solutions. This confirms the Company’s objective of focusing on preventative health rather than ‘after the fact’ medicine.

At the same time, the Company continued to develop other risk assessment tests across a range of diseases including:

●	Breast cancer
●	Colorectal cancer
●	Ovarian cancer
●	Prostate cancer
●	Coronary artery disease
●	Type 2 diabetes

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

The Company’s single nucleotide polymorphism (SNP) array panels are supplied by US-based Thermo Fisher Scientific Inc., a world leader in genetic testing and the Company’s manufacturing partner for geneType products. The SNP array panel is a key reagent the Company needs to process the polygenic risk test portion of the COVID-19 risk test. The test aims to categorise subjects as being at high, average, or low risk of developing life-threatening conditions due to COVID-19.

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

The Company executed an acquisition agreement (“Acquisition Agreement”) on July 19th, 2021 to acquire the direct-to-consumer eCommerce business and distribution rights associated with General Genetics Corporation and its associated brands trading as EasyDNA, from BelHealth Investment Fund LP. The Acquisition Agreement provides for the acquisition of all brands, websites and agency reseller agreements associated with EasyDNA. This includes over 70 websites in 40 countries and six brand identities. Under the terms of the Acquisition Agreement, the Company acquired 100% of EasyDNA’s brands and assets within the General Genetics Corporation business for a purchase price of US$4 million, comprising cash consideration of US$2.5 million and US$1.5 million of ADSs.

The Company executed an asset purchase agreement (“APA”) on July 14th, 2022 to acquire the direct-to-consumer eCommerce business, laboratory testing and distribution agreements associated with AffinityDNA. The APA provides for the acquisition of all brands and websites associated with AffinityDNA. This includes the AffinityDNA Amazon sales channel rights. Under the terms of the APA, the Company acquired 100% of AffinityDNA’s brands and assets for a purchase price of GBP555,000, comprising cash consideration of GBP227,500 on completion and GBP227,500 payable in July 2023 subject to the AffinityDNA business attaining certain financial performance parameters.

SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC and state the address of that site (http:// www.sec.gov). The Company’s website address is https:// genetype.com. The information contained on our website is not incorporated by reference into this annual report on Form 20-F.

Corporate Information

The Company’s registered office, headquarters and laboratory is located at 60-66 Hanover Street, Fitzroy, Victoria, 3065, Australia and its telephone number is +61 3 8412 7000. The office of its U.S. subsidiary, Phenogen Sciences Inc., is located at 1300 Baxter Street, Suite 157, Charlotte, North Carolina, 28204 U.S.A. The telephone number for the Phenogen Sciences Inc. office is (704) 926 5700. The Company’s website address is www.genetype.com. The information in its website is not incorporated by reference into this Annual Report and should not be considered as part of this Annual Report.

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

Item 4.B Business Overview Description of Business

Founded in 1989, Genetic Technologies listed its Ordinary Shares on the ASX (GTG) in 2000 and its ADSs on NASDAQ’s Capital Market (GENE) in 2005. Genetic Technologies is a molecular diagnostics company that offers predictive testing and assessment tools to help physicians proactively manage people’s health. The Company’s legacy product, BREVAGenplus, was a clinically validated risk assessment test for non-hereditary breast cancer and was first in its class. BREVAGenplus improved upon the predictive power of the first generation BREVAGen™ test and was designed to facilitate better informed decisions about breast cancer screening and preventive treatment plans. BREVAGenplus expanded the application of BREVAGen™ from Caucasian women to include African Americans and Hispanics and was directed towards women aged 35 years or above who have not had breast cancer and have one or more risk factors for developing breast cancer.

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

In February 2022 the Company received US Patent No: US 11,257,569, Methods of assessing risk of developing a severe response to Coronavirus infection. The granted US patent covers the proprietary technology incorporated into GTG’s geneType COVID-19 Risk Test, which provides a probability that a person will develop severe symptoms requiring hospitalization should they become infected.

During the 2022 financial year the Company continued to develop other risk assessment tests across a range of diseases, including:

●	Breast cancer
●	Colorectal cancer
●	Ovarian cancer
●	Prostate cancer
●	Coronary artery disease
●	Type 2 diabetes

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

GeneType for Colorectal; a State-of-the-Art Risk Assessment Test for Colorectal Cancer

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

Colorectal cancer is the third most commonly diagnosed cancer in the U.S., yet 1 in 3 adults are not receiving the appropriate colorectal cancer screening for their age. In addition, rates of colorectal cancer among 20-49 year old is steadily increasing. Identifying patients who are most at risk for colorectal cancer can lead to enhanced screening protocols and better outcomes. Most individuals diagnosed with colorectal cancer do not have a significant family history of the disease. ‘GeneType for Colorectal Cancer’ evaluates the genometric risk of developing colorectal cancer for men and women over age 30 who do not have a known pathogenic gene variant.

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

Commercial launch of GeneType Multi-Risk Test

The GeneType brand was re-launched globally in October 2021 following redevelopment of the Company’s websites, marketing and advertising, media releases and announcements to the ASX and NASDAQ. The commercial launch of the GeneType Multi Risk Test in February 2022 included the first phase launch to cover risk assessment for six serious diseases including breast, colorectal, prostate, and ovarian cancers, coronary artery disease and Type-2 diabetes covering more than 50% of all serious diseases, all in one test sample. The GeneType Multi-Test received simultaneous NATA accreditation and CMS certification in Australia and USA respectively. The first phase of the GeneType Multi-Test became available to Health Care Professionals (HCPs) in February 2022.

Direct-to-consumer channel of lifestyle genetic tests

The Company’s acquisition of EasyDNA in August 2021, gave us our direct-to-consumer channel for the sale and distribution of lifestyle genetic tests. The EasyDNA brand of tests can be completed by the customer without the need to consult a healthcare professional. The laboratory testing of the EasyDNA genetic tests are performed by contracted laboratories in the US, Europe and Australia. EasyDNA customers order their tests online using our network of websites covering 40 countries.

Government Regulations

CLIA AND FDA Regulations

In April 2011, the Company obtained certification of its Australian laboratory under the U.S. Clinical Laboratories Improvements Amendments of 1988 (“CLIA”), as regulated by the Centers for Medicare and Medicaid. This certification enables the Company to accept and test samples from U.S. residents, and was the culmination of preparations required for the U.S. launch of the Company’s BREVAGen™ test which occurred in June 2011.

In July 2013, the Company was inspected by a representative of the New York State Department of Health, Clinical Laboratory Evaluation Program (“CLEP”). The Company’s laboratory received an inspection result with no deficiencies reported and, on August 30, 2013, the Company announced that it had received its Clinical Laboratory Permit from the New York State Department of Health. This permit, which allows the Company to offer its risk assessment tests to residents of New York State, allows the Company to provide testing services to all 50 U.S. states.

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

The tests on samples provided through the Company’s products are processed at its laboratory in Melbourne, Australia. The Company’s laboratory completed its first CLIA inspection under CLIA guidelines and received its certificate of compliance effective November 17, 2011. A re-certification from CMS i.e., paper survey, was performed in November 2013 and another on-site re-certification followed up in February 2016. Paper surveys were also conducted in November 2017 and December 2019. Furthermore, the Company’s laboratory completed its first CLEP inspection under the NYS DOH CLEP guidelines and received its certificate of compliance effective August 30, 2013. Since the initial survey, the laboratory has been successful in submitting documents via the NYS eCLEP Health Commerce System for each subsequent year to date. Although no firm date has been provided, the laboratory is expecting an on-site visit in the near future.

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

Following a successful CLIA audit during the year, the Company renewed its status as a fully NATA and CLIA –accredited laboratory. It places the Company in a unique position to service both the Australian and US markets subject to regulatory approvals.

Although the U.S. Food and Drug Administration (“FDA”) has consistently claimed that it has the authority to regulate laboratory-developed tests (“LDTs”) that are developed, validated and performed only by a CLIA certified laboratory, it has historically exercised enforcement discretion in not otherwise regulating most LDTs and has not required laboratories that furnish LDTs to comply with the agency’s requirements for medical devices (e.g., establishment registration, device listing, quality systems regulations, premarket clearance or premarket approval, and post-market controls). As a matter of policy, the FDA generally does not review Direct- to-Consumer LDTs that are created and performed in a single laboratory, if they are offered to patients only when prescribed by a healthcare provider. More recently, the FDA has indicated that it will apply a risk-based approach to determine the regulatory pathway for all in-vitro diagnostics, which includes LDTs, as it does with all medical devices. Accordingly, the regulatory pathway for the Company’s LDTs will depend on the level of risk to patients, based on the intended use of the LDT and the controls necessary to provide a reasonable assurance of the LDTs safety and effectiveness. The two primary types of marketing pathways for medical devices are clearance of a premarket notification under Section 510(k) of the Federal Food, Drug, and Cosmetic Act, or 510(k), and approval of a premarket approval application, or PMA. Legislative proposals addressing the FDA’s oversight of LDTs have been introduced in the current and previous Congresses, and we expect that new legislative proposals will be introduced from time-to-time. The likelihood that Congress will pass such legislation and the extent to which such legislation may affect the FDA’s plans to regulate certain LDTs as medical devices is difficult to predict at this time.

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

Transparency Laws and Regulations

In the United States, the Physician Payments Sunshine Act (the “Sunshine Act”) requires medical device manufacturers to track and report to the federal government certain payments and other transfers of value made to physicians, other healthcare providers (such as physicians assistants and nurse practitioners), and teaching hospitals and ownership or investment interests held by physicians and their immediate family members. There are also state “sunshine” laws that require manufacturers to provide reports to state governments on pricing and marketing information. Several states have enacted legislation requiring medical device manufacturers to, among other things, establish marketing compliance programs, file periodic reports with the state, make periodic public disclosures on sales and marketing activities, and such laws may also prohibit or limit certain other sales and marketing practices. These laws may adversely affect our sales, marketing, and other activities by imposing administrative and compliance burdens on us. If the Company fail to track and report as required by these laws or to otherwise comply with these laws, it could be subject to the penalty provisions of the pertinent state and federal authorities.

Other Healthcare Compliance Requirements.

Our operations in the U.S. may subject us to healthcare regulation and enforcement by the U.S. federal government and the states in which we conduct our business, including federal fraud and abuse laws (such as anti-kickback and false claims laws and transparency laws). Failure to comply with such laws may result in significant penalties, including civil, administrative, and criminal penalties, fines, imprisonment, disgorgement, exclusion from participation in federal health care programs, and other penalties

Environmental and Safety Laws and Regulations

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

The Company presented its latest technology and world-leading tests at the 2020 JP Morgan Healthcare Conference in January 2020. The presentation coincided with the successful launch of the Company’s new tests and the introduction of the Company’s management to the U.S. market.

The COVID-19 Risk Test was launched in the US market in June 2021. The Company entered into a license agreement with Infinity BiologiX LLC in May 2021 for the online sale and distribution of the COVID-19 Risk Test to customers in the USA.

The EasyDNA business acquired in August 2021, distributes its consumer and lifestyle DNA tests direct to customers through its website portals and network of laboratory partners in North America, Europe and Australia.

The Company launched the GeneType Multi-Test for breast and colon cancer in February 2022 for the Australian and US markets to be distributed to Health Care Professionals through the Company’s website portals. The Company is finalising the development and verification in its Australian laboratory of the phase two elements of the GeneType Multi-Test product to include tests for prostate and ovarian cancers, coronary heart disease and Type-2 Diabetes. The Company expects to launch the complete suite of tests in the Multi-Test in 2022.

Reimbursement and Clinical Studies

Beginning in April 1, 2017, the Company converted to a direct pay relationship with patients in an effort to foster economic and process certainty to the transaction for the healthcare provider and the patient. The change addressed reimbursement issues from third-party payers, including low levels of reimbursement, prolonged payment time, patient confusion around eligibility and financial responsibility and poor coverage.

This shift also has reduced the Company’s reliance on clinical utility studies that had been designed as a means to achieve reimbursement coverage through the private insurers. The Company recognised however that scientific and clinical data are key drivers to help strengthen our commercial position. The Company intends to explore opportunities to engage in further research collaborations to support clinical utility. Physicians and the major breast health centers seek multiple points of confirmation that the medical device works as intended and leads to a meaningful improvement in women’s health. Therefore, the more papers that are published regarding the Company’s genetic tests, profiling product performance characteristics including clinical validity and utility, the more likely physicians will be to use the tests.

In June 2022 the Company completed an independently developed and validated customisable Budget Impact Model (“BIM”), which demonstrates significant health and economic benefits directly attributed to the implementation of GeneType Breast Cancer Risk Assessment Test for US customers. The BIM was independently developed and validated by ALVA10, whose mission is to create an economic ecosystem that pulls technology into healthcare, aligning effective healthcare solutions to payer economics. The BIM illustrates the clinical pathways patients would experience and the economic implications of commercialisation and utilisation of a test or device. The main finding of the BIM is the potential for US payers to reduce the annual costs of breast cancer treatment by US$1.4 billion.

US payers, including commercial insurers, large employers, and benefit groups such as Medicare, are typically reluctant to cover new diagnostic tools, with reimbursement often taking years to receive. Critically, GTG’s customisable BIM enables US payers to accelerate their understanding of the economic impact of implementing GTG’s GeneType Breast Cancer Risk Assessment Test prior to commercialisation. This could provide a faster and more certain outcome and minimising their technology adoption risk. GTG’s BIM is a comprehensive and dynamic tool and can be customised for any US payer. Importantly it will also enable GTG to identify those US Payers who are most likely to be fast adopters.

Research & Development Projects

During the year ended June 30, 2022, the Company supported the following research and development programs, details of which are provided below:

●	COVID Severity Risk Test (GeneType for COVID Severity)
●	Breast Cancer Risk Assessment Test (GeneType for Breast Cancer)
●	Colorectal Cancer Risk Assessment Test (GeneType for Colorectal Cancer)
●	Research collaboration with Translational Genomics Research Institute (“TGen”)
●	Research Agreement executed with Memorial Sloan Kettering New York Cambridge University
●	Research collaboration with The University of Melbourne
●	Research collaboration with Washington University
●	Expanded range of other cancer and disease target predictive risk assessment tests

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

Organisations such as Ancestry.com, 23andMe and Color Genomics in the U.S. have developed SNP based risk tests, are attracting significant consumer interest in genetic tests that predict clinical risk of contracting serious diseases. A number of other organisations, including deCODE (Iceland), Intergenetics, and ThermoFisher have attempted to commercialise SNP-based genetic tests, to both physicians and consumers, to assess sporadic cancer risk in relevant patient populations. New entrants that the Company are aware of that are in the product development stage include Counsyl Inc. and Invitae Corporation in the U.S.

We believe our major direct-to-consumer EasyDNA product competitors are AncestryDNA, 23andMe, MyHeritage, Gene by Gene and Color Genomics.

Australian Disclosure Requirements

Business Strategies and Prospects for Future Years

The Company’s competitive position in the genetic testing market is based upon, amongst other things, its ability to:

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

Dividends

No dividends were paid during the course of the fiscal year ended June 30, 2022. There are no dividends or distributions recommended or declared for payment to members, but not yet paid, during the year.

Item 4.C Corporate Structure

The diagram below shows the Company’s corporate structure as of the date of this Annual Report. All of the Company’s subsidiaries in the chart below are wholly owned.

Item 4.D Property, Plant and Equipment

As at date of this Report, the Company has executed three leases in respect of premises occupied by the Company.

Fitzroy, Victoria

The Company rents offices and laboratory premises located at 60-66 Hanover Street, Fitzroy, Victoria, Australia (an inner suburb of Melbourne) from Crude Pty. Ltd. The current lease will expire on February 28, 2025. The total rental charge in respect of the year ended June 30, 2022 was A$230,940 (2021: A$358,020).

Charlotte, North Carolina

Phenogen Sciences Inc., the Company’s U.S. subsidiary, rents office premises located at 1300 Baxter Street, Suite 157, Charlotte, North Carolina, U.S. from Midtown Area Partners LLC. The original lease expired on October 31, 2017. It was then followed by a month-to-month lease. A lease agreement was signed on July 10, 2020 for a three-year term, commencing on August 1, 2020 and expiring July 31, 2023. The total rental expense towards the premise for the year ended June 30, 2022 was A$23,300 (2021: A$23,800).

Slacks Creek, Queensland

The Company rents office premises located at Suite 3/5 Sesame Court, Slacks Creek, Queensland, Australia from Castleburn Nominees Pty. Ltd. In August 2021, the Company entered into a three-year lease, expiring on April 3, 2024. The total rental charge in respect of the year ended June 30, 2022 was approximately A$12,871.

Item 5. Operating and Financial Review and Prospects

The following discussion and analysis should be read in conjunction with the Company’s financial statements, the notes to the financial statements and other financial information appearing elsewhere in this Annual Report. In addition to historical information, the following discussion and other parts of this Annual Report contain forward-looking statements that reflect the Company’s plans, estimates, intentions, expectations and beliefs. The Company’s actual results could differ materially from those discussed in the forward-looking statements. See the “Risk Factors” section of Item 3 and other forward-looking statements in this Annual Report for a discussion of some, but not all, factors that could cause or contribute to such differences.

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

The Company’s revenues during its years ended June 30, 2021 and 2020 were generated principally by sales of its ‘GeneType for Colorectal Cancer’ and ‘GeneType for Breast Cancer’ genetic tests to healthcare providers through a global network of distribution partners and the Company’s website portals. The Company’s revenues during its years ended June 30, 2022 were generated principally by sales of its EasyDNA branded genetic test products through its international network of proprietary EasyDNA branded websites. The company acquired the business and assets of EasyDNA in August 2021. The acquisition of EasyDNA has resulted in a change in how the Company reports segment information as compared to the prior year. The prior period presentation of segment information has been recast to conform with the current segment reporting structure.

Since inception up to June 30, 2022, the Company has incurred A$150,206,216 in accumulated losses. The Company’s losses have resulted principally from costs incurred in research and development, general and administrative and sales and marketing costs associated with its operations. Further losses are anticipated as the Company continues to invest in new genetic testing product research and development, and explore optimal distribution methodologies to commercialise its product offering. Refer to the Financial Statements section in Item 18.

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

Comparison of the year ended June 30, 2022 to the year ended June 30, 2021

Certain comparative figures within the consolidated statement of profit or loss and comprehensive income have been reclassified to conform with the current year’s presentation. The current presentation is in line with the Company management’s monthly reporting of the Group’s results and performance presented to the Board of Directors

Revenues from operations

During the 2022 financial year, the Company’s consolidated gross revenues from continuing operations, excluding other revenue, increased by A$6,674,262 (5,536%) from A$120,554 to A$6,794,816 when compared to previous year. The increase in revenue is mainly due to sales of EasyDNA direct-to-consumer genetic tests following the acquisition of the EasyDNA business on August 13th, 2021.

Finance income

Finance income decreased by A$26,138 (42%) from A$62,394 to A$36,256 when compared to the previous year. The decrease is due to the reduction in cash balances as at year end of $11,731,325 as compared to $20,902,282 in the prior year.

Other income

Other income mainly consists of research and development tax incentive income received from the Australian Taxation Office. Research and development tax incentive income (or “R&D tax credit”) has increased by 140% from A$997,908 to A$2,397,552 when compared to the previous year. The R&D tax credit is recognised on an accruals basis when realisable. The higher R&D tax credit is due to the increasing expenses on the R&D activities. The increase is offset by reduction in Government grants income for COVID-19 relief received in prior year amounting to A$287,883. The increase is also attributable to foreign currency gains amounting to A$359,884 as compared to A$57,899 in the prior year, as a result of a weakening of the Australian dollar against the United States Dollar during the financial year.

Raw materials and changes in inventory

The Company’s raw materials and changes in inventory costs increased by A$2,843,077 (1,668%) from A$170,457 in the previous financial year to A$3,013,534 in the current financial year. Direct materials utilised for GeneType for breast and colorectal cancer as well as EasyDNA direct-to-consumer genetic testing products, increased by A$2,867,386 (2,473%) from A$115,934 to A$2,983,320 due to an increased number of tests conducted during the year. There was an decrease in inventories written-off by A$24,309 to A$30,214 in the current financial year when compared to A$54,523 in the previous financial year.

The EasyDNA and GeneType/Corporate segments contributed A$2,951,815 and A$61,719, respectively of the total cost of sales in the current year. The EasyDNA business incurred the majority of the costs in line with the sale of genetic tests since its acquisition in August 2021.

Commissions

Commissions increased by A$156,625 (100%) to A$156,625 during the financial year when compared to Nil in the previous financial year. Commissions paid were in respect to agency sales for EasyDNA.

Employee benefits expenses

Employee benefits expense increased by A$2,000,324 (52%) to A$5,868,655 during the financial year when compared to A$3,868,331 in the previous financial year. The increase is mainly related to the increase in number of employees from 18 to 52 as a result of the acquisition of the EasyDNA business during the year.

Advertising and promotional expenses

Advertising and promotional expenses increased by A$1,449,128 (332%) from A$436,274 to A$1,885,402 when compared to the previous year. The major movement during the year related to pay-per-click advertising costs incurred of A$987,460 (nil in the prior year) for the EasyDNA business. Additionally, other marketing costs increased to A$675,493 in the current financial year against A$310,960 in the prior year as the Company launched the GeneType branded genetic tests for breast and colorectal cancer in the Australian and US markets.

Professional fees

Professional fees increased by A$374,043 (26%) from A$1,461,401 to A$1,835,444 when compared to the previous year. The increase is mainly related to the increase in consulting fees by A$410,549 to A$994,275 during the 2022 financial year when compared to A$583,726 in the previous financial year.

Research and development expenses

Laboratory, research and development costs decreased by A$460,024 (39%) from A$1,165,531 to A$705,507 when compared to the previous year. Laboratory, research and development costs increased as the Company continued development, and accelerated commercialisation of its pipeline of the new PRS tests for a range of human disease types. Also under development are a suite of gene-panel tests for a range of hereditary cancers. The research and development activities cover the following diseases: breast cancer, colorectal cancer, prostate cancer, ovarian cancer, melanoma, Type-2-diabetes, coronary artery disease, atrial fibrillation, and COVID severity.

Depreciation and amortisation

Depreciation and amortisation expense attributable to the laboratory testing equipment and other intangible assets increased by A$192,391 (50%) from A$386,277 to A$578,668 in 2022 due to the purchase of laboratory equipment.

Impairment expenses

Impairment expenses increased by A$532,113 (1660%) to A$564,161 during the financial year when compared to A$32,048 in the previous financial year. Impairment expense is a result of management’s judgement on the collectability of debtor balances outstanding as at June 30, 2022.

Other expenses

Other expenses increased by A$870,504 (68%) to A$2,154,375 during the financial year when compared to A$1,283,871 in the previous financial year. The increase is mainly related to increase in buildings and facilities expenses such as country office charges (A$226,827), service charges (A$116,752) and credit card merchant charges (A$253,098) attributable to EasyDNA sales.

Finance costs

Finance costs decreased by A$1,123 (7%) from A$16,338 to A$15,215 when compared to the previous year. Finance costs incurred in 2022 and 2021 were primarily lease interest charges.

Income tax credit/(expense)

Income tax credit recognised during the year relates to reversal of deferred tax liabilities arising from the acquisition of EasyDNA’s brands and other intangible assets.

Comparison of the year ended June 30, 2021 to the year ended June 30, 2020

Revenues from operations

During the 2021 financial year, the Company’s consolidated gross revenues from continuing operations, excluding other revenue, increased by A$110,690 (1122%) from A$9,864 to A$120,554 when compared to previous year. The increase in revenue resulted from the three-year co-exclusive license agreement with Infinity Biologyx (IBX) announced on March 3, 2021 for the production, distribution, sales and marketing of GTG’s COVID-19 Risk Test in the US with the product launched at the end of May 2021.

Finance income

Finance income increased by A$39,869 (177%) from A$22,525 to A$62,394 when compared to the previous year. The increase in finance income is mainly due to the increase in interest income by A$39,869.

Other income

Other income mainly consists of research and development tax incentive income received from the Australian Taxation Office. Research and development tax incentive income (or “R&D tax credit”) has increased by 33% from A$750,000 to A$997,908 when compared to the previous year. The R&D tax credit is recognised on an accruals basis when realisable. The higher R&D tax credit is due to the increasing expenses on the R&D activities. The Company also received A$287,883 in Government grants income for COVID-19 relief which included A$157,500 in respect of the Jobkeeper allowance. Other income also includes A$100,000 received in respect of the Export Market Development Grant.

Raw materials and changes in inventory

The Company’s raw materials and changes in inventory costs increased by A$69,024 (68%) from A$101,433 in the previous financial year to A$170,457 in the current financial year. Direct materials utilised for GeneType for Breast Cancer and GeneType for Colorectal Cancer, increased by A$33,418 (40%) from A$82,516 to A$115,934 due to an increased number of revenue free sample tests conducted during the year. There was an increase in inventories written-off by A$35,606 to A$54,523 in the current financial year when compared to A$18,917 in the previous financial year.

Employee benefits expenses

Employee benefits expense increased by A$1,802,220 (87%) to A$3,868,331 during the financial year when compared to A$2,066,111 in the previous financial year. The increase is mainly related to employee expenses which increased by A$925,658, along with Performance Rights issued to the Directors, resulted in an increase in stock compensation expense of A$729,018.

Advertising and promotional expenses

Selling and marketing expenses increased by A$156,962 (56%) from A$279,312 to A$436,274 when compared to the previous year. Major movements during the year related to other marketing costs increased to A$390,691 in the current financial year against A$56,727 in the prior year as the Company launched the Australian-based CIT platform. This platform will enable the sale of tests to be initiated directly by consumers in Australia and the US for both the GeneType for Breast Cancer and Colorectal Cancer tests.

Professional fees

Professional fees decreased by A$573,994 (28%) from A$2,035,395 to A$1,461,401 when compared to the previous year. The decrease is mainly due to costs arising from legal fees (A$366,038) and accounting fees (A$128,271).

Research and development expenses

Laboratory, research and development costs increased by A$299,904 (35%) from A$865,627 to A$1,165,531 when compared to the previous year. Laboratory, research and development costs increased as the Company continued development, and accelerated commercialisation of its pipeline of the new PRS tests for a range of human disease types. Also under development are a suite of gene-panel tests for a range of hereditary cancers. The research and development activities cover the following diseases:

Breast cancer, Colorectal cancer, Prostate cancer, Ovarian cancer, Melanoma, Type-2-diabetes, Coronary artery disease, Atrial fibrillation, and COVID severity.

Depreciation and amortisation

Depreciation and amortisation expense attributable to the laboratory testing equipment increased by A$127,916 (50%) from A$258,361 to A$386,277 in 2021 due to the purchase of new equipment in anticipation of process improvements.

Impairment expenses

Impairment expenses increased by A$32,048 (100%) to A$32,048 during the financial year when compared to Nil in the previous financial year. Impairment expense was a result of management’s judgement on the collectability of debtor balances outstanding as at June 30, 2020.

Other expenses

Other expenses decreased by A$483,114 (27%) to A$1,283,871 during the financial year when compared to A$1,766,985 in the previous financial year. Other expenses comprise of various administrative expenses such as buildings and facilities related expenses, insurance, investor relations, shareholder maintenance and foreign currency losses. The decrease was primarily due to the decrease in bank revaluation by A$539,223.

Finance costs

Finance costs decreased by A$55,742 (77%) from A$72,080 to A$16,338 when compared to the previous year. The decrease is mainly due to the decrease in lease interest charges by A$21,037 and interest paid by A$34,705.

Australian Disclosure Requirements

Significant Changes in the State of Affairs

There have been no significant changes within the state of affairs during the year ended June 30, 2022 except as noted in the “Important Corporate Developments” section included in Item 4.A.

Likely Developments and Expected Results of Operations

The Company executed an acquisition agreement (“Acquisition Agreement”) on July 14th, 2022 to acquire the direct-to-consumer eCommerce business and distribution rights associated with AffinityDNA. The Acquisition Agreement provides for the acquisition of all AffinityDNA’s assets (including websites, brand identities, laboratory testing and distribution agreement) for a purchase price of GBP555,000.

Environmental Regulations

Our operations are not subject to any significant environmental regulations under either Commonwealth of Australia or State/ Territory legislation. We consider that adequate systems are in place to manage our obligations and are not aware of any breach of environmental requirements pertaining to us.

Item 5.B Liquidity and Capital Resources Summary

Since inception, the Company’s operations have been financed primarily from capital contributions by our stockholders, proceeds from our licensing activities and revenues from operations, grants, and interest earned on the Company’s cash and cash equivalents.

Currently the Company’s overall cash position depends on completion of its research and development activities, overall market acceptance of and revenue generated by its new genetic testing products. The Company’s cash and cash equivalents were A$11,731,325 as of June 30, 2022.

During the year ended June 30, 2022, 2021 and 2020 the Company incurred total comprehensive losses of A$7,103,134, A$7,115,087 and A$6,327,950.

During the year ended June 30, 2022, 2021 and 2020 the Company’s net cash flows used in continuing operations were A$5,659,456, A$6,295,929 and A$5,712,098.

The Company will continue to bring its comprehensive suite of risk assessment tests to market across both Australia and the US. The Company can also expand and upgrade the laboratory to incorporate next generation sequencing and high-density SNP arrays. These will allow-for the first time-risk assessments for 100 per cent of a person’s genomic risk, including monogenic, polygenic, clinical risk factors, and family history.

Going Concern. The longer-term viability of the Company and its ability to continue as a going concern and meet its debts and commitments as they fall due is dependent on the satisfactory completion of planned equity raisings which are not guaranteed.

The Company expects to continue to incur losses and cash outflows for the foreseeable future as it continues to invest resources in expanding the research and development activities in support of the distribution of existing and new products. The Company has A$11,731,325 cash and cash equivalents as at June 30, 2022. In the Director’s opinion, the cash reserves and revenues generated from sales of genetic tests will provide the Company’s funding requirements for more than twelve months. As a result, the financial statements have been prepared on a going concern basis.

Operating Activities. The Company’s net cash used in operating activities was A$5,659,456, A$6,295,929 and A$5,712,098 for the years ended June 30, 2022, 2021 and 2020, respectively. Cash used in operating activities for each period consisted primarily of losses incurred in operations reduced by non-cash items such as impairment expenses, depreciation and amortisation expenses, share based payments expenses, foreign exchange movements and unrealised profits and losses relating to investments. In approximate order of magnitude, cash outflows typically consist of staff-related costs, marketing expenses, service testing expenses, general and administrative expenses, legal/patent fees and research and development costs.

Investing Activities. The Company’s net cash (used in)/from investing activities was A$(3,461,163), A$(748,706) and A$64,787 for the years ended June 30, 2022, 2021 and 2020, respectively. During the year ended June 30, 2022 the Company spent A$3,400,625 towards acquisition of EasyDNA. Apart from acquisition of EasyDNA and purchase of plant and equipment of A$63,926 in 2022, A$748,706 in 2021 and A$38,100 in 2020, the Company had no other significant capital expenditures for the years ended June 30, 2022, 2021 and 2020.

Financing Activities. The Company’s net cash (used in)/from financing activities was A$(279,064), A$13,689,996 and A$18,360,346 for the years ended June 30, 2022, 2021 and 2020, respectively. During the year ended June 30, 2021, the Company generated cash flows of A$15,897,629 from the issue of Ordinary Shares less costs associated with the transactions of A$1,956,691. For the year ended June 30, 2020, the Company generated cash flows of A$21,793,678 from the issue of Ordinary Shares less costs associated with the transactions of A$3,215,174. There were no capital raising during the year ended 30 June 2022.

Leases

We are obligated under three leases that were in place at June 30, 2022. These leases relate to the premises occupied by the Company in Fitzroy, Victoria, Australia and Slacks Creek, Queensland, Australia and by its U.S. subsidiary, Phenogen Sciences Inc., in Charlotte, North Carolina, U.S.A. The total rental charge in respect of the year ended June 30, 2022 was A$230,940, A$12,871 and A$23,300, respectively.

The future minimum lease payments in respect of the three leases that were in place and had remaining non-cancellable lease terms as of June 30, 2022 were A$623,950.

Item 5.C Research and Development, Patents and Licenses, etc.

Our principal business is biotechnology, with a historical emphasis on genomics and genetics, the licensing of our non coding patents, reduction to practice of our fetal cell patents and expansion of the related service testing business. Research and development expenditure as below is reflective of the intense focus by the scientific and laboratory team to develop and market a suite of world-leading predictive genetic tests.

The following table details historic R&D expenditure by project.

	2022 A$	2021 A$	2020 A$
Polygenic Risk Testing	4,204,919	986,622	380,667
Total R&D expense	4,204,919	986,622	380,667
Other expenditure	12,572,667	7,776,007	7,044,274
Total expenditure	16,777,586	8,762,629	7,424,941
R&D as a % of total expenditure	25.1%	11.26%	5.13%

Item 5.D Trend Information

See Item 5.A. “Operating Results” and Item 5.B. “Liquidity and Capital Resources” above.

Item 6. Directors, Senior Management and Employees

(Start of the Remuneration Report for Australian Disclosure Requirements)

The Genetic Technologies Limited Board of Directors (“the Board”) presents the 2021/2022 Remuneration Report, which has been prepared in accordance with the relevant Corporations Act 2001 (“Corporations Act”) and accounting standards requirements. The remuneration report sets out remuneration information for our company’s key management personnel (“KMP”) as defined in the International Accounting Standards 24 ‘Related Party Disclosures’ and the Australian Corporations Act 2001 for the financial year ended June 30, 2022. The remuneration report has been audited as required by s308 (3C) of the Corporations Act.

Item 6.A Directors and Senior Management

The Directors of the Company as of the date of this Annual Report are:

Mr. Peter Rubinstein, BEc. LLB (Independent Non-Executive and Chairman)

Mr. Rubinstein was appointed to the Board on January 31, 2018 and appointed as Chairman in April 2020. He has over 20 years’ experience in early stage technology commercialisation through to public listings on the ASX. He is a lawyer, having worked at a large national firm prior to moving in-house at Montech, the commercial arm of Monash University.

Mr. Rubinstein has had significant exposure to the creation, launch and management of a diverse range of technology companies in biotech, digital payments and renewable energy. Mr. Rubinstein is also a Non-Executive Director of DigitalX Limited (ASX: DCC).

Dr. Jerzy (George) Muchnicki, MBBS (Non-Independent Non-Executive)

Dr. Muchnicki was appointed to the Board on January 31, 2018 and acted as Interim Chief Executive Officer from September 2019 till the appointment of Mr. Simon Morriss to the role. Dr. Muchnicki graduated from Monash University and has held positions in private practice for over 25 years and was Head of Student Health at The University of Melbourne. For the past 14 years, he has been involved in commercialisation and funding R&D in the biotechnology sector from gene silencing to regenerative medicine.

Dr. Muchnicki brings with him strong commercial and medical skills, including broad interests in software development, block chain and sustainable building materials. He is a co-founder and Non-Executive Director of Speed Panel Holdings a world leader in fire rated and acoustic wall solutions. He is also the co-founder of Candlebets, a software development company that is creating blockchain enabled platforms for the gaming industry.

Dr. Lindsay Wakefield, MBBS (Independent Non-Executive)

Dr. Wakefield was appointed to the Board on September 24, 2014. He started Safetech Pty Ltd in 1985 and over the next 25 years, Safetech became a force in the Australian material handling and lifting equipment market, designing and manufacturing a wide range of industrial products. In 1993, he left medicine to become the full-time CEO of Safetech. In 2006, Safetech was awarded the Telstra Australian National Business of the Year. In 2013, Safetech merged and ultimately acquired Tiemen Materials Handling.

Dr Wakefield continues as the CEO of Safetech. It is Australia’s largest manufacturer and supplier of dock equipment, freight hoists and custom lifting solutions. Safetech employs approximately 100 people. Dr Wakefield has been a biotech investor for more than 20 years.

Mr. Nicholas Burrows, B.Com. FAICD, FCA, FGIA, FTIA, F Fin (Independent Non-Executive)

Mr. Burrows has over 30 years’ commercial experience and was appointed to the Board on September 1, 2019. He is a contemporary independent Non-Executive Director across the listed, government and private sectors with significant expertise in corporate governance, and strategic, commercial, financial and risk management oversight, underpinned by his background as a chartered accountant and registered company auditor.

Mr. Burrows was Chief Financial Officer and Company Secretary of Tassal Group Limited for 21 years from 1988 to 2009, and accordingly brings to the Board strong independent c-suite commercial experience and the benefits of an extensive and contemporary senior executive ASX200 listed entity background. Mr. Burrows current and past Board and advisory portfolio spans listed entities, regulated entities, GBE’s, State-owned and local Government entities and authorities, large private / family companies, community organisations, membership-based bodies and Not-for-Profits.

Mr Burrows is a respective Fellow of the Australian Institute of Company Directors, Institute of Chartered Accountants Australia, Governance Institute of Australia Ltd, Taxation Institute of Australia and the Financial Services Institute of Australasia and is also a Chartered Accountant. Mr Burrows also served as National President of the Governance Institute of Australia in 2002 and served on their National Board for 6 years.

Senior Management

The Company has a professional team of qualified and experienced personnel, including a number of research and development scientists and technicians. The Company currently has 52 full-time-equivalent employees in addition to the four Non-Executive Directors listed above.

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

Mr. Mike Tonroe, BSc, FCA, MAICD (Company Secretary/Chief Financial Officer)

Mr. Tonroe joined the company in June 2021, he has over 25 years of experience in overseeing the finance function at both management and board-level positions for private and listed companies in Australia, UK, US and Canada.

Prior to his most recent role as Chief Financial Officer and Company Secretary at dual-listed Opthea, Mr. Tonroe was Chief Financial Officer and Company Secretary at the Australian Synchrotron in Melbourne and also has extensive accounting expertise having worked for both Deloitte and KPMG in the UK and Hong Kong.

Mr. Tonroe is a fellow of the Institute of Chartered Accountants in England and Wales, a member of the Australian Institute of Company Directors and holds a graduate degree in Business Studies from Buckingham University, UK.

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

Mr. Carl Stubbings (Chief Commercial Officer)

Mr Stubbings joined the Company in 2021 and was appointed as Chief Commercial Officer in September 2021. Mr Stubbings is an experienced senior leader in the biotechnology and diagnostics industry with a focus on commercialisation, sales, marketing and business development.

He has considerable experience commercialising diagnostic products, both locally and globally. Based in the USA for 13 years, he served as Senior Vice President for Panbio USA Ltd and Vice-President of Sales and Marketing for Focus Diagnostics, a subsidiary of Quest Diagnostics (NASDAQ:DGX), one of the world’s largest pathology laboratories.

In July 2012, Mr Stubbings moved back to Australia where he was appointed Chief Business Officer at Benitec Biopharma Limited (ASX: BLT, NASDAQ: BNTC). More recently he has assisted several Australian biotech companies with their commercialisation strategies. These companies include BCAL Diagnostics, a start-up company developing a blood test for breast cancer, Minomic, an Immuno Oncology company with a test for prostate cancer, and Biotron (ASX: BIT), a listed company that is developing and commercialising anti-viral small molecule therapies. In 2019 Mr Stubbings was appointed CEO and Managing Director of Sienna Cancer Diagnostics Ltd (ASX: SDX). In that role, he helped lead the successful merger between Sienna and BARD1 Life Sciences (ASX:BD1). Following the merger, Mr Stubbings was appointed Chief Operating Officer of the merged entity BARD1 Life Sciences.

Mr Stubbings has a Bachelor of Applied Science (Medical Technology) from the Queensland University of Technology.

Mr. Kevin Camilleri (Chief Executive Officer of EasyDNA)

Mr Camilleri joined the Company in 2021 and was appointed as Chief Executive Officer of EasyDNA in August 2021. He was founder member of the EasyDNA brand in 2001 and grew the business over time into a leading international online provider of genetic testing services. A business graduated from the University of Bath in the UK, Mr. Camilleri has over the years accumulated a broad range of skills covering most aspects of business management including strategic, financial, organisational, operational and commercial skills. He therefore brings to the company the ability to manage a cross-border organisation in line with Genetic Technologies strategy for international expansion.

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

Short Term Incentive (STI) is an annual plan that applies to Executives and other senior employees that is based on the performance of both the Company and the individual during a given financial year. STI ranges vary depending on the role, responsibilities and deliverables achieved by each individual. Actual STI payments granted to the relevant employee will depend on the extent to which the preagreed specific targets are met within a financial year. Specific targets are quantifiable with the agreed method of measurement defined at the beginning of the financial year. The ongoing performance of the Executive or senior employee is evaluated regularly during the performance cycle.

Company objectives, and their relative weighting, vary depending on the position and responsibility of the respective individual, but in respect of the year ended June 30, 2022 include, amongst other things, the achievement of:

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

STI payments, if any, are generally paid in August or September of each year subject to the completion of the performance review process and the receipt of a satisfactory rating. The Remuneration Committee conducts this process in the case of the CEO. During the financial year ended June 30, 2022, A$43,750 in respect of Short-Term Incentive payments were made to Executives and other senior employees. The percentage of short term incentives achieved for the year ended June 30, 2022 was between 25% and 50%.

(iii)	Long-Term Incentives (LTI)

The objective of the Company’s LTI arrangements is to reward Executives and senior employees in a manner that aligns their remuneration with the creation of shareholder wealth. As such, significant LTI grants are generally only made to Executives who are able to influence the generation of shareholder wealth and have an impact on the Company’s long-term profitability. There are share price targets to be met before performance rights vest in respect of the LTI grants made to Executives. Options with a vesting period also serve as a retention tool and may reduce the likelihood of high performing Executives and senior employees being targeted by other companies.

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

	2022	2021	2020	2019	2018
Loss for the year attributable to owners (A$)	7,130,998	7,077,619	6,294,775	6,425,604	5,463,872
Basic earnings per share (cents)	(0.1)	(0.1)	(0.1)	(0.2)	(0.2)
Share price at year end (A$)	0.003	0.009	0.005	0.006	0.010

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

Remuneration expenses

Details of the nature and amount of each major element of the compensation of each director of the Company and each of the named officers of the Company and its subsidiaries, for services in all capacities during the financial year ended June 30, 2022 are listed below. All figures are stated in Australian dollars (A$).

		Short-term benefits		Post-employment	Other long-term	Share-based payments
Name and title of Non-Executive Directors	Year	Salary /fees * A$	Other** A$	Superannuation *** A$	benefits **** A$	Equity ***** A$	Totals A$
Dr. Lindsay Wakefield	2022	67,462	-	6,746	-	4,010	78,218
Mr. Peter Rubinstein	2022	154,769	-	9,477	-	5,347	169,593
Mr. Nicholas Burrows	2022	67,462	-	6,746	-	-	74,208

Non-Independent Non-Executive Director
Dr. Jerzy Muchnicki	2022	145,117	-	8,194	-	6,684	159,995

Management
Dr. Richard Allman	2022	195,365	8,683	17,366	3,231	-	224,645
Mr. Mike Tonroe (3)	2022	289,531	10,400	27,500	472	101,043	428,946
Mr. Simon Morriss (2)	2022	390,438	18,606	27,500	780	191,346	628,670
Mr. Stanley Sack (1)	2022	107,188	-	-	-	35,438	142,626
Mr. Carl Stubbings (4)	2022	201,850	3,205	18,765	314	26,459	250,593
Mr. Kevin Camilleri (5)	2022	211,982	22,355	3,528	-	16,719	254,584

Totals	2022	1,831,164	63,249	125,822	4,797	387,046	2,412,078

Details of the nature and amount of each major element of the compensation of each director of the Company and each of the named officers of the Company and its subsidiaries, for services in all capacities during the financial year ended June 30, 2021 are listed below. All figures are stated in Australian dollars (A$).

		Short-term benefits		Post-employment	Other long-term	Share-based payments
Name and title of Non-Executive Directors	Year	Salary/ fees* A$	Other** A$	Superannuation *** A$	benefits **** A$	Equity ***** A$	Totals A$
Dr. Lindsay Wakefield	2021	67,462	-	6,409	-	43,137	117,008
Mr. Peter Rubinstein	2021	154,769	-	9,003	-	229,259	393,031
Mr. Nicholas Burrows	2021	67,462	-	6,409	-	33,512	107,383

Non-Independent Non-Executives Director
Dr. Jerzy Muchnicki	2021	240,020	11,359	22,802	1,359	232,467	508,007

Management
Dr. Richard Allman	2021	216,434	(37,021)	20,561	3,231	28,187	231,392
Mr. Mike Tonroe (3)	2021	12,692	-	1,206	-	-	13,898
Mr. Simon Morriss (2)	2021	133,181	43,750	12,652	-	79,727	269,311
Mr. Stanley Sack (1)	2021	143,281	-	-	-	4,622	147,903

Totals	2021	1,035,301	18,088	79,042	4,590	650,911	1,787,933

Referencing the previous two tables:

* Salary/fees includes short term incentives accrued as at 30 June 2022

** Other includes movement in Annual Leave component

*** Post-employment benefits as per Corporations Regulation 2M.3.03 (1) Item 7

**** Other long-term benefits as per Corporations Regulation 2M.3.03 (1) Item 8

***** Equity settled share-based payments as per Corporations Regulation 2M.3.03 (1) Item 11

Notes pertaining to changes during the year:

On June 15, 2021, Mr. Phillip Hains resigned as CFO. During the year ended June 30, 2021, Mr. Phillip Hains did not earn any remuneration apart from the provision of advice on the capacity as the CFO, accounting and other finance related activities through his firm, The CFO Solution. During the reporting period, the total service fees of A$91,615 (2021: A$225,171) were paid.

During the financial year ended June 30, 2020, the Board approved to obtain consulting services in relation to capital raises, compliance, NASDAQ hearings and investor relations from its Non-Executive director and current Chairman, Mr. Peter Rubinstein. The services procured were through Mr. Peter Rubinstein’s associate entity, ValueAdmin.com Pty Ltd, and amounted to A$60,000 for the year ended June 30, 2022 (2021: A$60,000).

(1) Mr. Sack was appointed as Chief Operating Officer on May 18, 2020. He resigned on April 30, 2022.

(2) Mr. Morriss was appointed as Chief Executive Officer on February 1, 2021.

(3) Mr. Tonroe was appointed as Chief Financial Officer on June 15, 2021.

(4) Mr Stubbings was appointed as Chief Commercial Officer on September 1, 2021.

(5) Mr Camilleri was appointed as Chief Executive Officer of EasyDNA on August 16, 2021.

Contractual agreements with the directors and other key management personnel

Name:	Dr. Jerzy Muchnicki
Position:	Non-Independent Non-Executive Director
Fixed remuneration:	$103,311 (inclusive of superannuation)
Consulting fee:	$50,000 (excluding GST)

Name:	Mr. Peter Rubinstein
Position:	Non-Executive Director and Chairman
Fixed remuneration:	$104,246 (inclusive of superannuation)
Consulting fee:	$60,000 (excluding GST)

Name:	Dr. Lindsay Wakefield
Position:	Non-Executive Director
Fixed remuneration:	$74,208 (inclusive of superannuation)

Name:	Mr. Nicholas Burrows
Position:	Non-Executive Director
Fixed remuneration:	$74,208 (inclusive of superannuation)

Name:	Mr. Simon Morriss
Position:	Chief Executive Officer
Fixed remuneration:	$393,750 (inclusive of superannuation)

Name:	Mr. Mike Tonroe
Position:	Chief Financial Officer
Fixed remuneration:	$300,000 (inclusive of superannuation)

Name:	Mr. Stanley Sack
Position:	former Chief Operating Officer
Fixed remuneration:	$13,125 (plus GST) per month

Name:	Dr. Richard Allman
Position:	Chief Scientific Officer
Fixed remuneration:	$191,024 (inclusive of superannuation)

Name:	Mr. Carl Stubbings
Position:	Chief Commercial Officer
Fixed remuneration:	$206,410 (inclusive of superannuation)

Name:	Mr. Kevin Camilleri
Position:	Chief Executive Officer, EasyDNA
Fixed remuneration:	$201,709

Key Terms and Conditions:

The key provisions contained in the agreements of the directors of the Company include the following:

●	The Company does not have a set tenure for directors, and under the Corporations Act and the Constitution, the directorship can cease under prescribed circumstances (example, bankruptcy, conviction of an offence). In addition, the director may resign by providing notice in writing at any time.

●	No form of remuneration linked to short term incentives has been issued to any of the directors.

●	The following are the key provisions contained in the agreements of the other Key Management Personnel:

Mr. Simon Morriss

●	Genetic Technologies or Mr. Morriss may terminate the employment agreement by providing two weeks written notice within the first six months of employment. Thereafter the notice period is 4 months written notice. Genetic Technologies may, at its own election, make payment in lieu of notice.

●	Mr. Morriss shall be subject to restrictions on competing with Genetic Technologies Limited and its related bodies corporate during the employment and for a period of up to 24 months after the employment ends. Mr. Morriss is also prevented from soliciting Genetic Technologies employees’ customers or suppliers to cease employment or conducting business with the Company.

●	Mr. Morriss’ CEO employment agreement otherwise contains standard terms and conditions for agreements of its nature, including confidentiality, retention of intellectual property and leave.

Mr. Mike Tonroe

●	Genetic Technologies or Mr. Tonroe may terminate the employment agreement by providing two weeks written notice within the first six months of employment. Thereafter the notice period is 4 months written notice. Genetic Technologies may, at its own election, make payment in lieu of notice.
●	Mr. Tonroe shall be subject to restrictions on competing with Genetic Technologies Limited and its related bodies corporate during the employment and for a period of up to 24 months after the employment ends. Mr. Tonroe is also prevented from soliciting Genetic Technologies employees’ customers or suppliers to cease employment or conducting business with the Company.
●	Mr. Tonroe’s CFO employment agreement otherwise contains standard terms and conditions for agreements of its nature, including confidentiality, retention of intellectual property and leave.

Mr. Stanley Sack (former Chief Operating Officer)

●	Stanley Sack, under his consulting agreement with the Company has an agreed fixed remuneration of $13,125 (plus GST) per month work consisting of three days per week.
●	Towards termination, the agreement states that the Company or Consultant may terminate the agreement at any time upon the giving of 30 Days prior written notice to the other party. The Company and/or the Consultant can propose an adjusted level of ongoing consulting services and the parties agree to consider such adjustment in good faith and replace this Agreement with a Replacement Agreement on the newly agreed terns.
●	Due to the agreement being consulting in nature the Company shall not be required to make contributions for employment insurance, superannuation, workers’ compensation or similar premiums, employer health tax and other similar levies on behalf of any of the Consultant’s personnel.

Dr. Richard Allman

●	Towards termination, the agreement states that the Company or the employee may terminate at any time by providing a 30 day notice to the other party or the agreement will be terminated on the expiration of that notice.

●	On termination of this agreement the Company will pay the employee the salary package due up to and including the date of termination.

Mr. Carl Stubbings (appointed September 1, 2021)

●	Genetic Technologies or Mr. Stubbings may terminate the employment agreement by providing two weeks written notice within the first six months of employment. Thereafter the notice period is 4 months written notice. Genetic Technologies may, at its own election, make payment in lieu of notice.
●	Mr. Stubbings shall be subject to restrictions on competing with Genetic Technologies Limited and its related bodies corporate during the employment and for a period of up to 24 months after the employment ends. Mr. Stubbings is also prevented from soliciting Genetic Technologies employees’ customers or suppliers to cease employment or conducting business with the Company.
●	Mr. Stubbings’s CCO employment agreement otherwise contains standard terms and conditions for agreements of its nature, including confidentiality, retention of intellectual property and leave.

Mr. Kevin Camilleri (August 16, 2021)

●	Genetic Technologies or Mr. Camilleri may terminate the employment agreement by providing two weeks written notice within the first six months of employment. Thereafter the notice period is 4 months written notice. Genetic Technologies may, at its own election, make payment in lieu of notice.
●	Mr. Camilleri shall be subject to restrictions on competing with Genetic Technologies Limited and its related bodies corporate during the employment and for a period of up to 12 months after the employment ends. Mr. Camilleri is also prevented from soliciting Genetic Technologies employees’ customers or suppliers to cease employment or conducting business with the Company.
●	Mr. Camilleri’s EasyDNA CEO employment agreement otherwise contains standard terms and conditions for agreements of its nature, including confidentiality, retention of intellectual property and leave.

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

Options exercised, granted, and forfeited as part of remuneration during the year ended June 30, 2022

Details of the options held by the Executives nominated as Key Management Personnel during the year ended June 30, 2022 are set out below. On December 21, 2020, the Company issued 5,000,000 performance rights to Executives and 7,850,000 to other employees, under an employee incentive scheme. The options have an exercise price of A$0.008 (0.8 cents) per option and expire on December 1, 2023. No options under employee incentive scheme were issued during the financial year ended 30 June 2022.

Option holdings of Key Management Personnel June 30, 2022

Options	Balance at start of the year	Granted as remuneration	Granted as part of cost of capital	Exercised	Lapsed	Balance at end of the year	Vested and exercisable
Dr. Lindsay Wakefield	-	-	-	-	-	-	-
Mr. Peter Rubinstein	125,000,000	-	-	-	-	125,000,000	125,000,000
Dr. Jerzy Muchnicki	125,000,000	-	-	-	-	125,000,000	125,000,000
Dr. Richard Allman	15,000,000	-	-	-	(10,000,000)	5,000,000	5,000,000
Mr. Stanley Sack	-	-	-	-	-	-	-
Mr. Mike Tonroe	-	-	-	-	-	-	-
Mr. Carl Stubbings	-	-	-	-	-	-	-
Mr. Kevin Camilleri	-	-	-	-	-	-	-
Total	265,000,000	-	-	-	(10,000,000)	255,000,000	255,000,000

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

As of June 30, 2022, there was one executive and 10 employees who held options that had been granted under the Company’s respective option plans. Options issued under the Plan carry no rights to dividends and no voting rights.

As of the date of this Annual Report, there was a total of 12,850,000 unlisted employee options outstanding.

Options granted under the Employee Option Plan carry no rights to dividends and no voting rights and generally have an expiry date of nearly five years from the date of grant.

During the year ended June 30, 2022, the Company did not record a share-based payments expense in respect of the options granted (2021: A$91,853).

Unlisted Performance Rights

During the year ended 30 June 2022, the Board has approved for the following Performance Rights to be issued to the Key Management Personnel below:

●	40,000,000 Performance Rights to Mr. Michael Tonroe
●	20,000,000 Performance Rights to Mr. Carl Stubbings
●	20,000,000 Performance Rights to Mr. Kevin Camilleri

Based on the independent valuation of the performance rights, the Company agrees that the total value of the performance rights to be issued to each director (depending on the share price at issue) is as follows:

Valuation of Performance Rights granted during the year ended June 30, 2022

	Number of Performance Rights issued	Valuation (cents)	Total fair value of Performance Rights	Expense accounted for during the year
Mr. Michael Tonroe	40,000,000	0.73	$291,428	$101,043
Mr. Carl Stubbings	20,000,000	0.52	$103,104	$26,459
Mr. Kevin Camilleri	20,000,000	0.42	$83,216	$16,719
Others	3,937,500	1.20	$47,250	49,073
Total	83,937,500		$524,998	193,294

Performance hurdles

The Directors, being the recipients of the Performance Rights, must remain engaged by the Company at the time of satisfaction of the performance hurdle in order for the relevant Performance Right to vest.

Performance Rights issued during the year ended June 30, 2022

The Performance Rights for key management personnel vest and are exercisable upon the Share price reaching $0.016 while or greater for more than 15-day consecutive ASX trading days.

The Key Management Personnel, being the recipients of the Performance Rights, must remain employed by the Company for the relevant Performance Right to vest.

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

There are various formulae which can be applied to determining the theoretical value of options (including the formula known as the Black-Scholes Model valuation formula and the Binomial model).

The Company has commissioned an independent valuation of the Performance Rights. The independent valuer has applied the Binomial model in providing the valuation of the Performance Rights.

Inherent in the application of the Binomial model are a number of inputs, some of which must be assumed. The data relied upon in applying the Binomial model was:

a)	exercise price being 0.0 cents per Performance Right for all classes;
b)	VWAP hurdle for key management personnel (15 days consecutive share price hurdle) equaling A$0.016 for Performance Rights;
c)	sales and market cap hurdles as listed above for Performance Rights;
d)	the continuously compounded risk free rate are as per table below (calculated based on yield of Australian government bonds, as at the grant dates for a 2 or 3 year period matching the expected life of Performance Rights);
e)	the expected option life of 3 years for key management personnel and 2 years for others; and
f)	a volatility measure between 149% to 161%.

Based on the independent valuation of the performance rights, the Company agrees that the total value of the outstanding performance rights issued to each director (depending on the share price at issue) is as follows:

Valuation of Class A Performance Rights granted prior to the year ended June 30, 2022

Performance rights issued during prior years, lapse during the year

	Number of Performance Rights issued	Valuation per Class A (cents)	Total fair value of Class A Performance Rights A$	Expense accounted in 2021 A$	Expense accounted for during the year A$
Dr. Lindsay Wakefield	3,750,000	0.77	$28,875	$9,625	$4,010
Dr. Jerzy Muchnicki	6,250,000	0.77	$48,125	$16,042	$6,684
Mr. Peter Rubinstein	5,000,000	0.77	$38,500	$12,833	$5,347
Total	15,000,000		$115,500	$38,500	$16,041

Valuation of Class A Performance Rights granted during the year ended June 30, 2021

	Number of Performance Rights issued	Valuation per Class A (cents)	Total fair value of Class A Performance Rights A$	Expense accounted in 2021 A$	Expense accounted for during the year A$
Dr. Lindsay Wakefield	5,000,000	0.6702	33,512	33,512	-
Mr. Nicholas Burrows	5,000,000	0.6702	33,512	33,512	-
Dr. Jerzy Muchnicki	7,500,000	0.6702	50,268	50,268	-
Mr. Peter Rubinstein	7,500,000	0.6702	50,268	50,268	-
Total	25,000,000		167,560	167,560	-

Valuation of Class B Performance Rights granted during the year ended June 30, 2021

	Number of Performance Rights issued	Valuation per Class B (cents)	Total fair value of Class B Performance Rights A$	Expense accounted in 2021 A$	Expense accounted for during the year A$
Dr. Jerzy Muchnicki	25,000,000	0.6646	166,158	166,158	-
Mr. Peter Rubinstein	25,000,000	0.6646	166,158	166,158	-
Total	50,000,000		332,316	332,316	-

Valuation of Class C Performance Rights granted during the year ended June 30, 2021

	Number of Performance Rights issued	Valuation per Class C (cents)	Total fair value of Class C Performance Rights A$	Expense accounted in 2021 A$	Expense accounted for during the year A$
Dr. Jerzy Muchnicki	25,000,000	0.6702	167,541	-	-
Mr. Peter Rubinstein	25,000,000	0.6702	167,541	-	-
Total	50,000,000		335,082	-	-

Valuation of Class D Performance Rights granted prior to the year ended June 30, 2021, vested during the year

	Number of Performance Rights issued	Valuation per Class D (cents)	Total fair value of Class D Performance Rights A$	Expense accounted in 2021 A$	Expense accounted for during the year A$
Mr Simon Morriss	60,000,000	0.96	$574,037	$79,727	$191,346

Valuation of Class E Performance Rights granted prior to the year ended June 30, 2021, vested during the year

	Number of Performance Rights issued	Valuation per Class E (cents)	Total fair value of Class E Performance Rights A$	Expense accounted in 2021 A$	Expense accounted for during the year A$
Mr Stanley Sack	3,937,500	0.90	$35,438	$4,622	$35,438

The following is the reconciliation of Performance Rights for the year ended June 30, 2022 held by Key Management Personnel:

Performance Rights	Balance at start of the year	Granted as remuneration	Exercised	Lapsed	Balance at the end of year
Dr. Lindsay Wakefield	8,750,000	-	-	(3,750,000)	5,000,000
Mr. Peter Rubinstein	62,500,000	-	-	(5,000,000)	57,500,000
Mr. Nicholas Burrows	5,000,000	-	-	-	5,000,000
Dr. Jerzy Muchnicki	63,750,000	-	-	(6,250,000)	57,500,000
Dr. Richard Allman	-	-	-	-	-
Mr. Stanley Sack	3,937,500	-	(3,937,500)	-	-
Mr. Mike Tonroe	-	40,000,000	-	-	40,000,000
Mr. Simon Morriss	60,000,000	-	-	-	60,000,000
Mr. Carl Stubbings	-	20,000,000	-	-	20,000,000
Mr. Kevin Camilleri	-	20,000,000	-	-	20,000,000
Total	203,937,500	80,000,000	(3,937,500)	(15,000,000)	265,000,000

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

The Class C Performance Rights vest and are exercisable upon a minimum of 4,000 tests being processed in any 12-month period or the market cap of GTG reaching $100 million or above and being sustained for more than 10 consecutive ASX trading days, whichever happens sooner.

The Class D Performance Rights vest and are exercisable upon the Share price reaching $0.016 or greater for more than 15-day consecutive ASX trading days.

The Class E Performance Rights vest and are exercisable upon the first commercial sale of the Company’s COVID-19 risk test with IBX (Infinity BioLogix).

The Key Management Personnel, being the recipients of the Performance Rights, must remain employed by the Company for the relevant Performance Right to vest.

The unlisted Performance Rights granted and outstanding as of June 30, 2021 under the Plans are as follows:

	2021	Fair Value A$	Expiration Date
Director
Mr. Peter Rubinstein (Class A)	5,000,000	38,500	11-Dec-2021
Dr. Jerzy Muchnicki (Class A)	6,250,000	48,125	11-Dec-2021
Mr. Lindsay Wakefield (Class A)	3,750,000	28,875	11-Dec-2021
Mr. Peter Rubinstein (Class A)	7,500,000	50,268	21-Dec-2023
Mr Nick Burrows (Class A)	5,000,000	33,512	21-Dec-2023
Dr. Jerzy Muchnicki (Class A)	7,500,000	50,268	21-Dec-2023
Mr. Lindsay Wakefield (Class A)	5,000,000	33,512	21-Dec-2023

Mr. Peter Rubinstein (Class B)	25,000,000	166,158	21-Dec-2023
Dr. Jerzy Muchnicki (Class B)	25,000,000	166,158	21-Dec-2023

Mr. Peter Rubinstein (Class C)	25,000,000	167,541	21-Dec-2023
Dr. Jerzy Muchnicki (Class C)	25,000,000	167,541	21-Dec-2023

Mr. Simon Morriss (Class D)	60,000,000	574,037	4-Feb-2024

Mr. Stanley Sack (Class E)	3,937,500	35,438	10-Mar-2023

Balance at the end of the financial year	203,937,500	1,559,932

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

There are various formulae which can be applied to determining the theoretical value of options (including the formula known as the Black-Scholes Model valuation formula and the Binomial model).

The Company has commissioned an independent valuation of the Performance Rights. The independent valuer has applied the Binomial model in providing the valuation of the Performance Rights.

Inherent in the application of the Binomial model are a number of inputs, some of which must be assumed. The data relied upon in applying the Binomial model was:

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

Inherent in the application of the Binomial model are a number of inputs, some of which must be assumed. The data relied upon in applying the Binomial model was:

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

This share-based payment expense is included within general and administrative costs in the statement of comprehensive income/ (loss). The following is additional information relating to the options granted under the respective Plans and as of June 30, 2022:

	Options outstanding			Options exercisable
Range of exercise prices	Number of options	Weighted average exercise price A$	Remaining weighted average contractual life (years)	Number of options	Weighted average exercise price A$
$0.008	12,850,000	0.008	1.42	12,850,000	0.008

	Performance rights outstanding			Performance rights exercisable
Range of exercise prices	Number of options	Weighted average exercise price A$	Remaining Weighted average contractual life (years)	Number of Perf. rights	Weighted average exercise price A$
$0.00 - $0.00	265,000,000	0.000	1.34	265,000,000	0.00

Australian disclosure requirements: ordinary shares of Genetic Technologies Limited held at the date of this Directors’ report are as follows:

Ordinary Shares	Balance at start of the year[1]	Granted as remuneration	Received on exercised options	Other Changes[2]	Balance at the end of year[3]
Dr. Lindsay Wakefield	9,418,104	-	-	-	9,418,104
Mr. Peter Rubinstein	308,132,009	-	-	-	308,132,009
Mr. Nicholas Burrows	1,670,000	-	-	-	1,670,000
Dr. Jerzy Muchnicki	263,085,885	-	-	-	263,085,885
Dr. Richard Allman	553,338	-	-	-	553,338
Mr. Stanley Sack	-	-	-	-	-
Mr. Mike Tonroe	-	-	-	-	-
Mr. Simon Morriss	-	-	-	-	-
Mr. Carl Stubbings	-	-	-	-	-
Mr. Kevin Camilleri	-	-	-	-	-
Total	582,305,998	553,338	-	-	582,859,336

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

A copy of the auditor’s independence declaration under Section 307C of the Corporations Act in relation to the audit for the year ended June 30, 2022 is included in Exhibit 15.4 of this annual report on Form 20-F.

Directors’ resolution

The components of our directors’ report are incorporated in various places within this annual report on the Form 20-F. A table charting these components is included within ‘Exhibit 15.3 Appendix 4E’.

This report is made in accordance with a resolution of directors.

/s/ Peter Rubinstein Director Melbourne

August 30, 2022

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

The Board meets to discuss business regularly throughout the year, with additional meetings being held when circumstances warrant. Included in the table below are details of the meetings of the Board and the sub-committees of the Board that were held during the 2022 financial year.

	Directors’ meetings		Audit Committee meetings		Remuneration Committee meetings
	Attended	Eligible	Attended	Eligible	Attended	Eligible
Dr. Lindsay Wakefield	13	13	5	5	2	2
Dr. Jerzy Muchnicki	13	13	2	-	-	-
Mr. Peter Rubinstein	13	13	5	5	2	2
Mr. Nicholas Burrows	13	13	5	5	2	2

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

Nomination: The Company follow home country practice rather than NASDAQ’s requirement in Marketplace Rule 4350(c)(4) that director nominees be selected or recommended by a majority of the independent directors or by a nominations committee comprised of independent directors. These decisions are made by the Company’s full Board which is comprised of a majority of independent directors which constitute Mr. Nick Burrows, Mr. Peter Rubinstein, Dr. Jerzy Muchnicki and Dr. Lindsay Wakefield.

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

Board diversity matrix

Board Diversity Matrix (As of 30 June 2022)
Country of Principal Executive Offices	Australia
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	4
	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	-	4	-	-
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	1
LGBTQ+	-
Did Not Disclose Demographic Background	-

Item 6.D Employees

As of the date of this Annual Report, the Company comprising the Company and its subsidiaries, employed 52 full-time equivalent employees. The number of full-time equivalent employees as of the end of each respective financial year ended June 30 are as follows:

2022	52
2021	18
2020	13

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

The number of Ordinary Shares on issue in Genetic Technologies Limited as of the date of this Annual Report was 9,233,965,143. The number of holders of Ordinary Shares in Genetic Technologies Limited as of the date of this Annual Report was approximately 4,782 (August 16, 2022).

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

Record Holders

As of August 16, 2022, there were 4,782 holders of record of our ordinary shares, of which 98 record holders, holding approximately 0.19% of our ordinary shares, had registered addresses in the United States. These numbers are not representative of the number of beneficial holders of our shares nor are they representative of where such beneficial holders reside, since many of these ordinary shares were held of record by brokers or other nominees. The majority of trading by our U.S. investors is done by means of ADSs that are held of record by HSBC Custody Nominees (Australia) Ltd., which held 67.96% of our ordinary shares as of such date.

Item 7.B Related Party Transactions

During the year ended June 30, 2022, 2021 and 2020, the only transactions between entities within the Company and other related parties occurred, are as listed below. Except where noted, all amounts were charged on similar to market terms and at commercial rates.

Transactions within the Company and with other related parties

During the year ended June 30, 2022, other than compensation paid to directors and other members of key management personnel, see “Item 6.B Compensation”, the only transactions between entities within the Company and other related parties are as listed below. Except where noted, all amounts were charged on similar to market terms and at commercial rates.

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

During the year ended June 30, 2021, the Board has approved for the following Performance Rights to be issued to the Chief Executive Officer and Chief Operating Officer:

●	60,000,000 Class D Performance Rights to Mr. Simon Morriss

●	3,937,500 Class E Performance Rights to Mr. Stanley Sack

During the year, the Board has approved for the following Performance Rights to be issued to the Key Management Personnel below:

●	40,000,000 Performance Rights to Mr. Michael Tonroe
●	20,000,000 Performance Rights to Mr. Carl Stubbings
●	20,000,000 Performance Rights to Mr. Kevin Camilleri

The Company has accounted for these Performance Rights in accordance with its accounting policy for share-based payment transactions and has recorded A$437,508 (2021: A$622,725) of associated expense in the current reporting period.

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

Genetic Technologies HK Limited and Aocheng Genetic Technologies Co. Ltd Joint Venture

In August 2018, the Company announced a Heads of Agreement had been reached with Representatives of the Hainan Government Hainan Ecological Smart City Company (“HESCG”), a Chinese industrial park development & operations company have formally invited Genetic Technologies Limited (“GTG”) to visit the Hainan Medical Pilot Zone to conduct a formal review and discuss opportunities for market entry into China via the Hainan Free Trade Zone initiative. The invitation was extended to GTG via Beijing Zishan Health Consultancy Limited (“Zishan”), demonstrating the potential for growth presented by the proposed Joint Venture between the parties (as announced to the market on August 14, 2018).

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

During the reporting period, the Company had transactions valued at A$91,615 (2021: A$224,971) with The CFO Solution towards provision of overall CFO, accounting and other finance related activities.

Mr. Stanley Sack (former Chief Operating Officer)

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

During the reporting period, the Company had transactions valued at A$107,188 (2021: A$157,609) with Mr. Stanley Sack’s entity Cobben Investments Pty Ltd towards provision of consulting services in relation to provision of duties related to Chief Operating Officer of the Company.

Mr. Peter Rubinstein (Non-Executive Director and Chairman)

During the financial year ended June 30, 2020, the Board approved to obtain consulting services in relation to capital raises, compliance, NASDAQ hearings and investor relations from its Non-Executive Director and current Chairman, Mr. Peter Rubinstein. The services procured were through Mr. Peter Rubinstein’s associate entity ValueAdmin.com Pty Ltd and amounted to A$60,000 (2021: A$60,000) that is included as part of the cash salary and fees in the remuneration report as at June 30, 2022.

There were no transactions with parties related to Key Management Personnel during the year other than that disclosed above.

Dr. Jerzy Muchnicki (Non-Independent Non-Executive Director)

During the financial year ended June 30, 2022, the Board approved to obtain consulting services in relation to PRS and Germline Integration; Epigenetics; Somatic Testing; NIPT; Carrier testing and related marketing advice from its Non-Independent Non-Executive Director, Dr. Jerzy Muchnicki. The services procured were through Dr. Jerzy Muchnicki’s private consultancy and amounted to A$50,000 (2021: Nil) that is included as part of the cash salary and fees in the remuneration report as at June 30, 2022.

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

Item 8.B Significant Changes to Financial Information

There have been no significant changes in the operation or financial condition of the Company since June 30, 2022.

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

Takeovers Act

There are no limitations, either under the laws of Australia or under the Company’s Constitution, to the right of non-residents to hold or vote our Technologies Ordinary Shares other than the Commonwealth Foreign Acquisitions and Takeovers Act 1975 (the “Take overs Act”). The Takeovers Act may affect the right of non-Australian residents, including U.S. residents, to hold Ordinary Shares but does not affect the right to vote, or any other rights associated with, any Ordinary Shares held in compliance with its provisions. Acquisitions of shares in Australian companies by foreign interests are subject to review and approval by the Treasurer of the Commonwealth of Australia under the Takeovers Act. The Takeovers Act applies to any acquisition of outstanding shares of an Australian company that exceeds, or results in a foreign person or persons controlling the voting power of more than a certain percentage of those shares. The thresholds are 15% where the shares are acquired by a foreign person, or Company of associated foreign persons, or 40% in aggregate in the case of foreign persons who are not associated. Any proposed acquisition that would result in an individual foreign person (with associates) holding more than 15% must be notified to the Treasurer in advance of the acquisition. There are statutory limitations in Australia on foreign ownership of certain businesses, such as banks and airlines, not relevant to the Company. However, there are no other statutory or regulatory provisions of Australian law or Australian Securities Exchange requirements that restrict foreign ownership or control of the Company.

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

Item 10.C Material Contracts

During the year ended June 30, 2020, the Company entered into agreement with Lodge Corporate, Aegis Capital Corporation and H.C. Wainwright & Co, to act as the placement agent to the offering made through which on multiple occasions the Company raised a total of A$15,709,559 during the year ended June 30, 2021 before costs of the transactions (2020: A$21,793,678). Towards the cost of the transactions, the Company issued the following securities:

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

The Company executed an acquisition agreement (“Acquisition Agreement”) on July 19th, 2021 to acquire the direct-to-consumer eCommerce business and distribution rights associated with General Genetics Corporation and its associated brands trading as EasyDNA, from BelHealth Investment Fund LP. The Acquisition Agreement provides for the acquisition of all brands, websites and agency reseller agreements associated with EasyDNA. This includes over 70 websites in 40 countries and six brand identities. Under the terms of the Acquisition Agreement, the Company acquired 100% of EasyDNA’s brands and assets within the General Genetics Corporation business for a purchase price of US$4 million, comprising cash consideration of US$2.5 million and US$1.5 million of ADSs.

The Company executed an asset purchase agreement (“APA”) on July 14th, 2022 to acquire the direct-to-consumer eCommerce business, laboratory testing and distribution agreements associated with AffinityDNA. The APA provides for the acquisition of all brands and websites associated with AffinityDNA. This includes the AffinityDNA Amazon sales channel rights. Under the terms of the APA, the Company acquired 100% of AffinityDNA’s brands and assets for a purchase price of GBP555,000, comprising cash consideration of GBP227,500 on completion and GBP227,500 payable in July 2023 subject to the AffinityDNA business attaining certain financial performance parameters.

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

Item 10.E Taxation

The following summary is based on the tax laws of the United States (including the Internal Revenue Code of 1986, as amended, or the Code, its legislative history, existing and proposed regulations thereunder, published rulings and court decisions) and on the Australian tax law and practice, in each case as in effect on the date hereof. In addition, this summary is based on the Convention between the Government of the United States of America and the Government of Australia for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income, signed on August 6, 1982, as amended and currently in force, or the. The foregoing laws and legal authorities as well as the Treaty are subject to change (or changes in interpretation), possibly with retroactive effect. Finally, this summary is based in part upon the representations of our ADS Depositary and the assumption that each obligation in the Deposit Agreement and any related agreement will be performed in accordance with its terms.

The discussion does not address any aspects of U.S. taxation other than federal income taxation or any aspects of Australian taxation other than federal income taxation, stamp duty and goods and services tax. This discussion does not necessarily address all aspects of U.S. or Australian federal tax considerations that may be important to particular investors in light of their individual investment circumstances.

Prospective investors are urged to consult their tax advisers regarding the U.S. and Australian federal, state and local tax consequences and any other tax consequences of owning and disposing of ADSs and Ordinary Shares.

Australian Tax Consequences

In this section, we discuss Australian tax considerations that apply to non-Australian tax residents who are residents of the United States with respect to the ownership and disposal by the absolute beneficial owners of ADSs. This summary does not discuss any foreign or state tax considerations, other than stamp duty.

Nature of ADSs for Australian Taxation Purposes

ADSs held by a U.S. holder will be treated for Australian taxation purposes as being held under a “bare trust” for that holder. Consequently, the underlying Ordinary Shares will be regarded as owned by the ADS holder for Australian income tax and capital gains tax purposes. Dividends paid on the underlying Ordinary Shares will also be treated as dividends paid to the ADS holder, as the person beneficially entitled to those dividends. Therefore, in the following analysis, we discuss the tax consequences to non-Australian resident holders of Ordinary Shares which, for Australian taxation purposes, will be the same as to U.S. holders of ADSs.

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

Tax on Sales or other Dispositions of Shares Capital Gains Tax

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

Tax on Sales or other Dispositions of Shares Stockholders Holding Shares on Revenue Account

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

United States Federal Income Taxation

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of the ADSs or Ordinary Shares by a U.S. holder (as defined below). This summary applies only to U.S. holders that hold such ADSs or Ordinary Shares as capital assets (generally, property held for investment) for U.S. federal income tax purposes. This summary does not address all U.S. federal income tax considerations that may be relevant to a particular U.S. holder and does not represent a detailed discussion of all of the U.S. federal income tax considerations applicable to a holder of our ADSs or Ordinary Shares that may be subject to special tax rules including, without limitation:

● banks, financial institutions or insurance companies;

● brokers, dealers or traders in securities, currencies, commodities, or notional principal contracts;

● tax-exempt entities or organizations, including an “individual retirement account” or “Roth IRA” as defined in Section 408 or 408A of the Code (as defined below), respectively;

● real estate investment trusts, regulated investment companies or grantor trusts;

● persons that hold ADSs or Ordinary Shares as part of a “hedging,” “integrated,” “wash sale” or “conversion” transaction or as a position in a “straddle” for U.S. federal income tax purposes;

● S corporations, partnerships, or other entities or arrangements classified as passthrough entities for U.S. federal income tax purposes, or U.S. holders who hold the ADSs or Ordinary Shares through such an entity;

● certain former citizens or long-term residents of the United States;

● persons that received ADSs or Ordinary Shares pursuant to the exercise of any employee share option or otherwise as compensation for the performance of services;

● persons who have elected mark-to-market accounting;

● holders that own or have owned directly, indirectly, or through attribution 10% or more of the voting power or value of ADSs or Ordinary Shares; and

● holders that have a “functional currency” other than the U.S. dollar.

Each holder of the ADSs or Ordinary Shares who fall within one of the categories above is advised to consult their tax advisers regarding the specific tax consequences which may apply to their particular situation.

If a partnership (or any other entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds the ADSs or Ordinary Shares, the tax consequences relating to an investment in such ADSs or Ordinary Shares will depend in part upon the status of the partner and the activities of the partnership. Such a partner or partnership should consult its tax advisers regarding the U.S. federal income tax considerations of owning and disposing of the ADSs or Ordinary Shares in its particular circumstances.

The discussion in this section is based on the Code, existing, proposed and temporary U.S. Treasury Regulations promulgated thereunder, administrative and judicial interpretations thereof, and the Treaty, in each case as in effect and available on the date hereof. Such authorities are subject to change, which change could apply retroactively, and to differing interpretations, all of which could affect the tax considerations described below. There can be no assurance that the U.S. Internal Revenue Service, or the IRS, will not take a position concerning the tax consequences of the ownership and disposition of ADSs or Ordinary Shares or that such a position would not be sustained by a court. U.S. holders should consult their own tax advisers concerning the U.S. federal, state, local and non-U.S. tax consequences of owning and disposing of ADSs or Ordinary Shares in their particular circumstances.

This summary does not address the estate or gift tax considerations, alternative minimum tax considerations, the potential application of the Medicare contribution tax on net investment income, the special tax accounting rules under Section 451(b) of the Code, or any U.S. state, local, or non-U.S. tax considerations applicable to the acquisition, ownership and disposition of ADSs or Ordinary Shares.

As used herein, a “U.S. holder” is a beneficial owner of an ADS that is, for U.S. federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or an entity taxable as a corporation) created or organised in or under the laws of the United States, any State thereof or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income tax without regard to its source or (iv) a trust if (1) a court within the United States is able to exercise primary supervision over the administration of the trust, and one or more United States persons have the authority to control all substantial decisions of the trust, or (2) the trust has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a United States person.

GIVEN THE COMPLEXITY OF THE TAX LAWS AND BECAUSE THE TAX CONSEQUENCES TO ANY PARTICULAR INVESTOR MAY BE AFFECTED BY MATTERS NOT DISCUSSED HEREIN, ALL CURRENT AND PROSPECTIVE HOLDERS OF ORDINARY SHARES AND THE ADSs ARE URGED TO CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE SPECIFIC TAX CONSEQUENCES OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF ADSs, INCLUDING THE APPLICABILITY AND EFFECT OF U.S. FEDERAL, STATE AND LOCAL TAX LAWS, AS WELL AS AUSTRALIAN AND OTHER NON-U.S. TAX LAWS.

Nature of ADSs for U.S. Federal Income Tax Purposes

In general, for U.S. federal income tax purposes, a holder of an ADS will be treated as the owner of the underlying Ordinary Shares. Accordingly, except as specifically noted below, the tax consequences discussed below with respect to ADSs will be the same as for Ordinary Shares. Exchanges of Ordinary Shares for ADSs, and ADSs for Ordinary Shares, generally will not be subject to U.S. federal income tax.

Distributions

In general, subject to the passive foreign investment company rules discussed below, a distribution on an ADS or Ordinary Share will constitute a dividend for U.S. federal income tax purposes to the extent that it is made from our current or accumulated earnings and profits as determined under U.S. federal income tax principles. If a distribution exceeds our current and accumulated earnings and profits, it generally will be treated as a non-taxable reduction of basis to the extent of the U.S. holder’s tax basis in the ADS or Ordinary Share on which it is paid, and to the extent it exceeds that basis it generally will be treated as capital gain. The Company has not maintained and does not plan to maintain calculations of earnings and profits under U.S. federal income tax principles. Accordingly, it is unlikely that U.S. holders will be able to establish that a distribution by the Company is in excess of its current and accumulated earnings and profits (as computed under U.S. federal income tax principles). Therefore, a U.S. holder should expect that a distribution by the Company will generally be treated as taxable in its entirety as a dividend to U.S. holders for U.S. federal income tax purposes even though the distribution may be treated in whole or in part as a non-taxable distribution for Australian tax purposes.

The gross amount of any dividend on an ADS or Ordinary Share (which will include the amount of any Australian taxes withheld) generally will be subject to U.S. federal income tax as foreign source dividend income, and will not be eligible for the corporate dividends received deduction. In general, the amount of a dividend paid in Australian dollars will be its value in U.S. dollars based on the prevailing spot market exchange rate in effect on the day the U.S. holder receives the dividend or, in the case of a dividend received in respect of an ADS, on the date the Depositary receives it, whether or not the dividend is converted into U.S. dollars at that time. A U.S. holder will have a tax basis in any distributed Australian dollars equal to its U.S. dollar amount on the date of receipt, and any gain or loss realised on a subsequent conversion or other disposition of Australian dollars generally will be treated as U.S. source ordinary income or loss. If dividends paid in Australian dollars are converted into U.S. dollars on the date they are received by a U.S. holder, the U.S. holder generally should not be required to recognise foreign currency gain or loss in respect of the dividend.

Subject to certain exceptions, a dividend that a non-corporate holder receives on an ADS or Ordinary Share may qualify for the preferential rates of taxation with respect to dividends on the ADSs or Ordinary Shares applicable to long-term capital gains (i.e., gains from the sale of capital assets held for more than one year) and “qualified dividend income” (as discussed below). A dividend on an ADS or Ordinary Share will be a qualified dividend if (i) either (a) the ADSs or Ordinary Shares, as applicable, are readily tradable on an established market in the United States or (b) we are eligible for the benefits of a comprehensive income tax treaty with the United States that the Secretary of the Treasury determines is satisfactory for purposes of these rules and that includes an exchange of information program, and (ii) we were not, in the year prior to the year the dividend was paid, and are not, in the year the dividend is paid, a passive foreign investment company (“PFIC”). The ADSs are listed on the NASDAQ Capital Market, which should qualify them as readily tradable on an established securities market in the United States. In any event, the Treaty satisfies the requirements of clause (i) (b), and we believe we qualify as a resident of Australia entitled to the benefits of the Treaty (though there can be no assurance in this regard). However, based on our audited financial statements and relevant market and shareholder data, we believe we were a PFIC for

U.S. federal income tax purposes for our taxable year ended June 30, 2022. Therefore, in light of the discussion in the section entitled “Passive Foreign Investment Company Rules,” you should assume that dividends generally will not constitute qualified dividend income eligible for reduced rates of taxation.

Any Australian withholding tax imposed on dividends received with respect to the ADSs or Ordinary Shares will be treated as a foreign income tax eligible for credit against a U.S. holder’s U.S. federal income tax liability, subject to generally applicable limitations under U.S. federal income tax law. Alternatively, any Australian withholding tax may be taken as a deduction against taxable income, provided the U.S. holder takes a deduction and not a credit for all foreign income taxes paid or accrued in the same taxable year. The rules relating to the determination of the foreign tax credit are complex and subject to numerous limitations that must be applied on an individual basis. In addition, the creditability of foreign taxes could be affected by actions taken by intermediaries in the chain of ownership between the holders of the ADSs and our company if, as a result of such actions, the holders of the ADSs are not properly treated as beneficial owners of the underlying Ordinary Shares. U.S. holders are urged to consult with their own tax advisers to determine whether and to what extent they will be entitled to foreign tax credits as well as with respect to the determination of the foreign tax credit limitation.

Sale, Exchange or Other Taxable Disposition

Subject to the passive foreign investment company rules discussed below, on a sale, exchange or other taxable disposition of an Ordinary Share or ADS, a U.S. holder generally will recognise capital gain or loss in an amount equal to the difference between the U.S. holder’s adjusted tax basis in the Ordinary Share or ADS and the amount realised on the sale, exchange or other taxable disposition, each determined in U.S. dollars. The adjusted tax basis in the ADSs or Ordinary Shares generally will be equal to the cost of such ADSs or Ordinary Shares. Capital gain from the sale, exchange or other taxable disposition of the ADSs or Ordinary Shares by a non-corporate U.S. holder is generally eligible for a preferential rate of taxation applicable to long-term taxable capital gains if the non-corporate U.S. holder’s holding period determined at the time of such sale, exchange or other taxable disposition for such securities exceeds one year. Capital gains recognised by corporate U.S. holders generally are subject to U.S. federal income tax at the same rate as ordinary income.

The deductibility of capital losses is subject to limitations. Any gain or loss a U.S. holder recognises generally will be U.S. source for U.S. foreign tax credit purposes. The rules relating to the determination of the foreign tax credit are complex, and U.S. holders are urged to consult with their own tax advisers regarding the application of such rules.

For a cash basis taxpayer, units of foreign currency paid or received are translated into U.S. dollars at the spot rate on the settlement date of the purchase or sale. In that case, no foreign currency exchange gain or loss will result from currency fluctuations between the trade date and the settlement date of such a purchase or sale.

An accrual basis taxpayer may elect the same treatment required of cash basis taxpayers with respect to purchases and sales of our Ordinary Shares or ADSs that are traded on an established securities market, provided the election is applied consistently from year to year. Such election may not be changed without the consent of the IRS. For an accrual basis taxpayer who does not make such election, units of foreign currency paid or received are translated into U.S. dollars at the spot rate on the trade date of the purchase or sale. Such an accrual basis taxpayer may recognize exchange gain or loss based on currency fluctuations between the trade date and the settlement date. Any foreign currency gain or loss a U.S. holder realizes will be U.S. source ordinary income or loss.

Passive Foreign Investment Company Rules

A special set of U.S. federal income tax rules applies to a foreign corporation that is a PFIC for U.S. federal income tax purposes. As noted above, based on our audited financial statements and relevant market and shareholder data, we believe that we were a PFIC for U.S. federal income tax purposes for our taxable year ended June 30, 2022. There can be no assurance that we will not be considered a PFIC in any past, current or future taxable year. However, our PFIC status is based on an annual determination and may change from year to year. Our status as a PFIC will depend on the composition of our income (including with respect to the R&D Tax Credit) and the composition and value of our assets, which may be determined in large part by reference to the market value of the ADSs and Ordinary Shares, which may be volatile, from time to time. Our status may also depend, in part, on how quickly we utilize the cash we raise in any offering of our securities. Our U.S. counsel expresses no opinion regarding our conclusions or our expectations regarding our PFIC status.

In general, a non-U.S. corporation is a PFIC if at least 75% of its gross income for the taxable year is passive income (the “income test”) or if at least 50% of the average quarterly value of its total gross assets for the taxable year (which would generally be measured by fair market value of our assets, and for which purpose the total value of our assets may be determined in part by the market value of the ADSs and Ordinary Shares, which are subject to change) produce passive income or are held for the production of passive income (the “asset test”). Passive income for this purpose generally includes dividends, interest, royalties, rents, gains from commodities and securities transactions, the excess of gains over losses from the disposition of assets which produce passive income, and includes amounts derived by reason of the temporary investment of funds raised in offerings of our securities. If a non-U.S. corporation owns directly or indirectly at least 25% by value of the stock of another corporation or the partnership interests in a partnership, the non-U.S. corporation is treated for purposes of the PFIC tests as owning its proportionate share of the assets of the other corporation or partnership and as receiving directly its proportionate share of the other corporation’s or partnership’s income.

If we are classified as a PFIC in any year with respect to which a U.S. holder owns ADSs or Ordinary Shares, we will continue to be treated as a PFIC with respect to such U.S. holder in all succeeding years during which the U.S. holder owns the ADSs or Ordinary Shares, regardless of whether we continue to meet the tests described above unless we cease to be a PFIC and the U.S. holder has made a “deemed sale” election under the PFIC rules. If the “deemed sale” election is made, a U.S. holder will be deemed to have sold the securities the U.S. holder holds at their fair market value as of the date of such deemed sale and any gain from such deemed sale would be subject to the rules described below. After the deemed sale election, so long as we do not become a PFIC in a subsequent taxable year, the U.S. holder’s securities with respect to which such election was made will not be treated as shares in a PFIC and the U.S. holder will not be subject to the rules described below with respect to any “excess distribution” the U.S. holder receives from us or any gain from an actual sale or other disposition of the securities. U.S. holders should consult their tax advisors as to the possibility and consequences of making a deemed sale or other “purging” election if such election becomes available.

If we are a PFIC, and you are a U.S. holder that does not make one of the elections described herein, a special tax regime will apply to both (a) any “excess distribution” by us to you (generally, your ratable portion of distributions in any year, other than the taxable year in which your holding period in the Ordinary Shares or ADSs begins, which are greater than 125% of the average annual distribution received by you in the shorter of the three preceding years or the portion of your holding period for the ADSs or Ordinary Shares that preceded the year of the distribution) and (b) any gain realized on the sale or other disposition of the ADSs or Ordinary Shares. Under this regime, any excess distribution and realized gain will be treated as ordinary income and will be subject to tax as if (a) the excess distribution or gain had been realized ratably over your holding period, (b) the amount deemed realized in each year had been subject to tax in each year of that holding period at the highest marginal rate for such year (other than income allocated to the current period or any taxable period before we became a PFIC, which would be subject to tax at the U.S. holder’s regular ordinary income rate for the current year and would not be subject to the interest charge discussed below) and (c) the interest charge generally applicable to underpayments of tax had been imposed on the taxes deemed to have been payable in those years. In addition, dividend distributions made to you will not qualify for the lower rates of taxation applicable to qualified dividends discussed above under “Distributions.”

Certain elections may alleviate some of the adverse consequences of PFIC status and would result in an alternative treatment of our Ordinary Shares or ADSs. If a U.S. holder makes a mark-to-market election with respect to their Ordinary Shares or ADSs, the U.S. holder generally will recognize as ordinary income any excess of the fair market value of such Ordinary Shares or ADSs at the end of each taxable year over their adjusted tax basis, and will recognize an ordinary loss in respect of any excess of the adjusted tax basis of such Ordinary Shares or ADSs over their fair market value at the end of the taxable year (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). If a U.S. holder makes the election, the U.S. holder’s tax basis in their Ordinary Shares or ADSs will be adjusted to reflect these income or loss amounts. Any gain recognized on the sale or other disposition of Ordinary Shares or ADSs in a year in which we are a PFIC will be treated as ordinary income and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). The mark-to-market election is available only if we are a PFIC and the Ordinary Shares or ADSs are “regularly traded” on a “qualified exchange.” Our Ordinary Shares or ADSs will be treated as “regularly traded” in any calendar year in which more than a de minimis quantity of our Ordinary Shares or ADSs are traded on a qualified exchange on at least 15 days during each calendar quarter (subject to the rule that trades that have as one of their principal purposes the meeting of the trading requirement are disregarded). The NASDAQ Capital Market is a qualified exchange for this purpose and, consequently, if the ADSs are regularly traded, the mark-to-market election will be available to a U.S. holder. It should be noted that it is intended that only the ADSs and not the Ordinary Shares will be listed on the NASDAQ Capital Market. Consequently, the Ordinary Shares may not be marketable if the ASX (where the Ordinary Shares are currently listed) does not meet the applicable requirements. U.S. holders should consult their tax advisors regarding the availability of the mark-to-market election for Ordinary Shares that are not represented by ADSs.

However, a mark-to-market election generally cannot be made for equity interests in any lower-tier PFICs that we own, unless shares of such lower-tier PFIC are themselves “marketable.” As a result, even if a U.S. holder validly makes a mark-to-market election with respect to our Ordinary Shares or ADSs, the U.S. holder may continue to be subject to the PFIC rules (described above) with respect to its indirect interest in any of our investments that are treated as an equity interest in a PFIC for U.S. federal income tax purposes. U.S. holders should consult their tax advisors as to the availability and desirability of a mark-to-market election, as well as the impact of such election on interests in any lower-tier PFICs.

We do not currently intend to provide the information necessary for U.S. holders to make qualified electing fund elections if we were treated as a PFIC for any taxable year. U.S. holders should consult their tax advisors to determine whether any of the other elections described above would be available and if so, what the consequences of the alternative treatments would be in their particular circumstances.

If we are determined to be a PFIC, the general tax treatment for U.S. holders described in this section would apply to indirect distributions and gains deemed to be realized by U.S. holders in respect of any of our subsidiaries that also may be determined to be PFICs. U.S. holders should consult their tax advisors regarding the application of the PFIC rules to our subsidiaries. If a U.S. holder owns Ordinary Shares or ADSs during any taxable year in which we are a PFIC, the U.S. holder may be required to file an IRS Form 8621 (Information Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund) with respect to the company, generally with the U.S. holder’s federal income tax return for that year. You should consult your tax advisor concerning any filing requirements arising from the PFIC rules.

The U.S. federal income tax rules relating to PFICs are complex. Prospective U.S. investors are urged to consult their own tax advisors with respect to the acquisition, ownership and disposition of our Ordinary Shares or ADSs, the consequences to them of an investment in a PFIC, any elections available with respect to Ordinary Shares and ADSs and the IRS information reporting obligations with respect to the acquisition, ownership and disposition of Ordinary Shares and ADSs.

Information Reporting and Backup Withholding

U.S. holders generally will be subject to information reporting requirements with respect to dividends on the Ordinary Shares or ADSs and on the proceeds from the sale, exchange or disposition of the Ordinary Shares or ADSs that are paid within the United States or through U.S.-related financial intermediaries, unless the U.S. holder is an “exempt recipient.” In addition, U.S. holders may be subject to backup withholding on such payments unless the U.S. holder provides a taxpayer identification number and a duly executed IRS Form W-9 or otherwise establishes an exemption. Backup withholding is not an additional tax, and the amount of any backup withholding will be allowed as a credit against a U.S. holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that the required information is timely furnished to the IRS.

Reporting Obligations of Individual Owners of Foreign Financial Assets

Subject to certain exceptions (including an exception for property held in accounts maintained by U.S. financial institutions), Section 6038D of the Code generally requires certain individual U.S. holders (and certain entities that are closely held by U.S. individuals) to report information relating to an interest in the Ordinary Shares or ADSs by filing IRS Form 8938 (Statement of Specified Foreign Financial Assets) with their U.S. federal income tax return. Such U.S. holders (or entities) who fail to timely furnish the required information may be subject to penalties. Additionally, if any such U.S. holder (or entity) does not report the required information, the statute of limitations with respect to tax returns of the U.S. holder (or entity) to which the information relates may not close until three years after such information is reported. U.S. holders are urged to consult their tax advisors regarding their information reporting obligations, if any, with respect to their ownership and disposition of the Ordinary Shares or ADSs.

THE DISCUSSION ABOVE IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL TAX CONSIDERATIONS APPLICABLE TO AN INVESTMENT IN ORDINARY SHARES OR ADSs. EACH CURRENT AND POTENTIAL HOLDER IS URGED TO CONSULT THEIR OWN TAX ADVISERS CONCERNING THE TAX CONSEQUENCES RELEVANT TO THEM IN THEIR PARTICULAR SITUATION.

Item 10.F Dividends and Paying Agents

No dividends were declared or paid to members for the year ended June 30, 2022 (2021: nil). The Company’s franking account balance was nil at June 30, 2022 (2021: nil)

Item 10.G Statement by Experts

Not applicable.

Item 10.H Documents on Display

The documents concerning the Company which are referred to in this Annual Report may be inspected at the offices of the Company at 60-66 Hanover Street, Fitzroy, Victoria 3065 Australia. As a “foreign private issuer” we are subject to the information requirements of the U.S. Securities Exchange Act of 1934, as amended, and, in accordance therewith, we are required to file reports, including annual reports on Form 20-F, and other information with the U.S. Securities and Exchange Commission in electronic form. Any filings we make electronically are available to the public over the Internet at the Commission’s website at http://www.sec.gov. We also maintain a website at www.genetype.com. Information on our website and websites linked to it do not constitute a part of this Annual Report.

Item 10.I Subsidiary Information

Not applicable.

Item 11. Quantitative and Qualitative Disclosures about Market Risk

Our market risk relates primarily to exposure to changes in foreign currency exchange rates and interest rates. Refer Note 31 of the attached financial statements for further analysis surrounding market risk.

Interest Rate Risk. As of June 30, 2022, we had A$11,731,325 in cash and cash equivalents of which A$8, 073,851 was subject to interest rate risk. Interest income earned on the cash balances is affected by changes in the levels of market interest rates. We invest excess cash in interest-bearing, investment-grade securities and time deposits in high-quality institutions. We do not utilise derivative financial instruments, derivative commodity instruments, positions or transactions in any material matter.

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

Foreign Currency Exchange Rate Risk. We operate in Australia with active operations in the U.S.A., United Kingdom and Europe, and are accordingly subject to certain foreign currency exposure. This includes foreign-currency denominated receivables, payables, debt, and other balance sheet positions as well as future cash flows resulting from anticipated transactions including intra-company transactions. Historically, currency translation gains and losses have been reflected as adjustments to stockholders’ equity, while transaction gains and losses have been reflected as components of income and loss. Transaction gains and losses could be material depending upon changes in the exchange rates between the Australian dollar and the U.S. dollar. A significant amount of our current revenue is denominated in U.S. dollars which provides us with a limited natural hedge against exchange rate movements.

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

Our Management has carried out an evaluation, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures as of June 30, 2022. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that the Company’s disclosure controls and procedures were effective as of June 30, 2022.

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

Our Management, under the supervision and with participation of our Chief Executive Officer and Chief Financial Officer, has assessed the effectiveness of the Company’s internal control over financial reporting as of June 30, 2022. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that the Company’s internal control over financial reporting was effective as of June 30, 2022. In making this assessment, Management used the criteria set forth by the Committee of Sponsoring Organisations of the Treadway Commission, or COSO, in Internal Control-Integrated Framework (2013).

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

Item 15.D Changes in Internal Control over Financial Reporting

There were no changes in the internal control over financial reporting during the year ended June 30, 2022.

Item 16.A Audit Committee Financial Expert

On September 2, 2019, the Company has appointed Mr. Nick Burrows to the Board as an independent Non-Executive Director. Mr. Burrows is a financial expert and hence the Company subsequently appointed Mr. Burrows as the Chairman of the Audit Committee replacing Mr. Peter Rubinstein, former Chairman of the Audit Committee.

Item 16.B Code of Ethics

We have adopted a Code of Ethics (styled “Code of Conduct”) that applies to all of our Directors and employees, including our principal executive officer, principal financial officer and principal accounting officer or controller. The Code can be downloaded at our website (www.genetype.com). Additionally, any person, upon request, can ask for a hard copy or electronic file of the Code. If we make any substantive amendment to the Code or grant any waivers, including any implicit waiver, from a provision of the Code, we will disclose the nature of such amendment or waiver on our website. During the year ended June 30, 2021, no such amendment was made, or waiver granted.

Item 16.C Principal Accountant Fees and Services

The following table sets forth the fees billed to us by our Independent Registered Public Accounting Firms, Grant Thornton Audit Pty Ltd and PricewaterhouseCoopers, during the financial years ended June 30, 2022 and 2021, respectively:

	2022 $	2021 $
Services rendered
PricewaterhouseCoopers in respect of:
Audit fees (1)	20,000	72,500
Audit-related fees (2)	-	-
All other fees (3)	-	-
Grant Thornton Audit Pty Ltd in respect of:
Audit fees (1)	241,882	168,333
Audit-related fees (2)	-	-
All other fees (3)	30,000	65,000

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

(3) All other fees consist of fees billed for financial and information technology due diligence services in respect of the Company’s acquisition of the business and assets associated with the EasyDNA brand that completed on August 13th, 2021

Audit Committee Pre-Approval Policies and Procedures

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

Item 18. Financial Statements

The full text of the Company’s audited financial statements for the fiscal years ended June 30, 2022 and 2021 begins on page F-1 of this Annual Report on Form 20-F.

Australian Disclosure Requirements Directors’ Declaration

In the directors’ opinion:

(a) the financial statements and Notes set out on pages 86 to 150 are in accordance with the Corporations Act 2001, including:

(i) Complying with Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements, and

(ii) Giving a true and fair view of the consolidated entity’s financial position as at June 30, 2022 and of its performance for the fiscal year ended on that date, and

(b) There are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

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

/s/ Peter Rubinstein

Chairman

Melbourne, August 30, 2022

Item 19. Exhibits

The following documents are filed as exhibits to this Annual Report on Form 20-F:

1.1	Constitution of the Registrant (incorporated by reference to Exhibit 1.1 to the Company’s Registration Statement on Form 20-F filed with the Commission on December 21, 2010)
2.1	Deposit Agreement, dated as of January 14, 2002, by and among Genetic Technologies Limited, The Bank of New York Mellon, as Depositary, and the Owners and Holders of American Depositary Receipts (such agreement is incorporated herein by reference to the Registration Statement on Form F-6 relating to the ADSs (File No. 333-14270) filed with the Commission on January 14, 2002).
2.2	Description of Securities (incorporated by reference to Exhibit 4.1 to the Company’s Annual Report on Form 20-F filed with the Commission on October 22, 2020)

2.3	Form of American Depositary Receipt (incorporated by reference to Rule 424(b)(3) filing (File No. 333-183861), filed with the Commission on August 15, 2019)
2.4	Form of Warrant issued on May 23, 2019 (incorporated by reference to Exhibit 10.3 of the Company’s Report on Form 6-K filed with the Commission on May 23, 2019)
2.5	Form of Compensation Warrant issued on April 3, 2020 (incorporated by reference to Exhibit 10.3 of the Company’s Report on Form 6-K filed with the Commission on April 2, 2020)
2.6	Form of Pre-funded Warrant (incorporated by reference to Exhibit 4.5 to the Company’s registration statement on Form F-1/A filed on May 12, 2020)
2.7	Form of Placement Agent Warrant (incorporated by reference to Exhibit 4.6 to the Company’s registration statement on Form F-1/A filed on May 12, 2020)
2.8	Staff Share Plan 2001 dated November 30, 2001 (incorporated by reference to Exhibit 4.2 to the Company’s Registration Statement on Form 20-F filed with the Commission on August 19, 2005)
4.1	Master Collaboration Agreement, dated September 13, 2019, between Genetic Technologies Limited and The Translational Genomics Research Institute (incorporated by reference to Exhibit 10.4 to the Company’s registration statement on Form F-1/A filed on December 18, 2019)
4.2	Exhibit A-1 entered into under Master Collaboration Agreement, dated September 13, 2019, between Genetic Technologies Limited and The Translational Genomics Research Institute (incorporated by reference to Exhibit 10.5 to the Company’s registration statement on Form F-1/A filed on December 18, 2019)
4.3	Form of Securities Purchase Agreement dated as of May 22, 2019, between Genetic Technologies Limited and the investors listed therein (incorporated by reference to Exhibit 10.2 of the Company’s Report on Form 6-K filed with the Commission on May 23, 2019)
4.4	Form of Securities Purchase Agreement dated as of April 1, 2020, between Genetic Technologies Limited and the investors listed therein (incorporated by reference to Exhibit 10.1 of the Company’s Report on Form 6-K filed with the Commission on April 2, 2020)
4.5	Placement Agent Agreement effective March 30, 2020 (incorporated by reference to Exhibit 10.2 of the Company’s Report on Form 6-K filed with the Commission on April 2, 2020)
4.6	Form of Securities Purchase Agreement (incorporated by reference to Exhibit 10.9 to the Company’s registration statement on Form F-1/A filed on May 12, 2020)
4.7	Renewal of Lease over premises in Fitzroy, Victoria, Australia with an effective date of September 1, 2018 (incorporated by reference to 20-F filed October 3, 2019)
4.8	Form of Securities Purchase Agreement dated July 16, 2020 (incorporated by reference to Exhibit 10.1 of the Company’s Report on Form 6-K filed with the Commission on July 20, 2020)
4.9	Form of Securities Purchase Agreement dated January 21, 2021 (incorporated by reference to Exhibit 10.1 of the Company’s Report on Form 6-K filed with the Commission on January 5, 2021)
4.10	Registration Rights Agreement dated August 12, 2021 (incorporated by reference to Exhibit 4.11 of the Company’s Annual Report on Form 20-F filed with the Commission on August 31, 2021)
4.11	Non-Solicitation Agreement dated July 18, 2021 (incorporated by reference to Exhibit 4.12 of the Company’s Annual Report on Form 20-F filed with the Commission on August 31, 2021)
4.12	Sale of Business Agreement dated July 14, 2022
12.01	Section 302 Certification of the Chief Executive Officer
12.02	Section 302 Certification of the Chief Financial Officer
13.01	Section 906 Certification of the Chief Executive Officer
13.02	Section 906 Certification of the Chief Financial Officer
15.1	Consent of Grant Thornton
15.2	Consent of PricewaterhouseCoopers
15.3	Appendix 4E
15.4	Auditor’s Independence Declaration
15.5	Independent Auditor’s Report

101. INS	XBRL Instance Document
101. SCH	XBRL Schema Document
101.CAL	XBRL Calculation Linkbase Document
101. DEF	XBRL Definition Linkbase Document
101.LAB	XBRL Labels Linkbase Document
101. PRE	XBRL Presentation Linkbase Document
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*Certain information which constitutes a clearly unwarranted invasion of personal privacy pursuant to Item 601(a)(6) of Regulation S-K has been omitted.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this Annual Report on its behalf.

GENETIC TECHNOLOGIES LIMITED
Dated: August 30, 2022
	By:	/s/ Simon Morriss
	Name:	Simon Morriss
	Title:	Chief Executive Officer

2022 Financial Report

GENETIC TECHNOLOGIES LIMITED

75

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders

Genetic Technologies Limited

Opinion on the financial statements

We have audited the accompanying consolidated balance sheet of Genetic Technologies Limited and its subsidiaries (the “Company”) as of June 30, 2022 and 2021, the related consolidated statement of operations, comprehensive (loss) income, changes in shareholders’ equity, and cashflows for the years ended June 30, 2022 and June 30, 2021, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2022 and 2021, and the results of its operations and its cash flows for the year ended June 30, 2022 and June 30, 2021, in conformity with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

We also have audited the adjustments to the 2020 financial statements to retrospectively apply the change within the consolidated statement of profit or loss and comprehensive income that have been reclassified to conform with the current year’s presentation, as described in Note 2(a)(v). In our opinion, such adjustments are appropriate and have been properly applied. We were not engaged to audit, review, or apply any procedures to the 2020 financial statements of the Company other than with respect to such adjustments and, accordingly, we do not express an opinion or any other form of assurance on the 2020 financial statements taken as a whole.

Basis for opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical audit matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Research and Development Tax Incentive

Genetic Technologies Limited determines the eligibility of the research and development (“R&D”) activities under the Australian government tax incentive scheme. The R&D receivable for the period was $1,943,083 and the income recognized in the consolidated statement of profit or loss and other comprehensive income was $2,397,552 for the year then ended.

There is inherent subjectivity involved in the Company’s judgements in relation to the calculation and recognition of the R&D tax incentive income and receivable, with several assumptions made in determining the eligibility of claimable expenses.

The Company was assisted by an expert with the review of the eligibility of expenses and with the lodgement of the R&D tax incentive claim. Due to the above reasons, this was assessed as a critical audit matter.

Our procedures included, amongst others:

●	Obtaining an understanding of the process undertaken to calculate the research and development tax incentive;
●	Evaluating the competence, capabilities and objectivity of the specialist engaged by the Company to review the research and development expenditure;
●	Utilising an internal research and development tax specialist to:

○	Review the methodology used by the Company for consistency with the R&D tax offset rules; and

○	Consider the nature of the expenses against the eligibility criteria of the R&D tax incentive scheme to assess whether the expenses included in the estimate were likely to meet the eligibility criteria;

●	Inspecting supporting documentation for a sample of expenses claimed to assess validity of the claimed amount and eligibility against the R&D tax incentive scheme criteria;
●	Comparing the nature of R&D expenditure included in the current year estimate to the prior year claim;
●	Considering the Company’s history of successful claims;
●	Inspecting copies of relevant correspondence with AusIndustry and the Australian Taxation Office related to the claims; and
●	Assessing the adequacy of the Company’s disclosures in relation to the R&D tax incentive.

Goodwill and other long-lived asset impairment assessment

As described further in Note 15 of the financial statements, goodwill amounted to $4,506,653 at 30 June 2022 as a result of the acquisition of EasyDNA that occurred in the period. Brand names and domain names were also recognized as part of the business combination. In accordance with IFRS 36 Impairment of Assets, goodwill acquired in a business combination must be allocated to the Company’s cash-generating units (“CGUs”). For each CGU to which goodwill has been allocated, the Company is required to assess if the carrying value of the CGU is in excess of the recoverable value.

The Goodwill and other long-lived assets impairment assessment has been assessed as a critical audit matter due to the judgement required by management in preparing a value in use model to satisfy the impairment test as prescribed in IFRS 36 Impairment of Assets, including significant estimation involved in forecasting of future cash flows and applying an appropriate discount rate which inherently involves a high degree of estimation and judgement by management.

Our procedures included, amongst others:

●	Assessing management’s determination of the Company having two CGUs and their allocation of goodwill;
●	Assessing whether management has the requisite expertise to prepare the impairment model;
●	Reviewing the impairment model for compliance with IFRS 36 Impairment of Assets;
●	Assessing the reasonableness and appropriateness of inputs and assumptions to the model, with the involvement of our internal valuation specialist;
●	Evaluating management’s future cash flow forecasts and obtaining an understanding of the process by which they were developed, including;

○	Assessing management’s key assumptions for reasonableness and obtaining available evidence to support key assumptions;
○	Considering the reasonableness of the revenue and cost forecasts against current period actuals;
○	Performing a sensitivity analysis on the key assumptions; and
○	Testing the underlying calculations for mathematical accuracy of the model; and

●	Evaluating the disclosures in the financial statements for appropriateness and consistency with accounting standards.

Business combination

As described further in Note 17 to the financial statements, the Company entered into an agreement to acquire the direct-to-consumer eCommerce business and distribution rights associated with General Genetics Corporation and its associated brands, trading as EasyDNA for $4,974,761 in cash and scrip. This transaction was accounted for as a business combination using the acquisition method in according with International Financial Reporting Standards.

Accounting for these transactions is a complex and judgmental exercise requiring management to determine the fair value of acquired assets and liabilities as well as the goodwill arising on acquisition and, as a result, has been assessed as a critical audit matter.

Our procedures included, amongst others:

●	Reading the executed acquisition agreements and evaluating the Company’s acquisition accounting against the requirements of International Financial Reporting Standards;
●	Testing the accuracy of the purchase consideration against the executed acquisition agreements;
●	Assessing the fair values of the acquired assets and liabilities recognized, including:

○	Evaluating the competence, capabilities and objectivity of management’s expert who assisted the Company in estimating fair values;
○	Assessing the valuation of identified intangible assets recognized as part of the purchase price allocation calculations;
○	Assessing the completeness of identified intangible assets through discussions with management and with the internal valuation specialist;
○	Evaluating the mathematical accuracy of the Company’s calculation of the resulting goodwill arising from the PPA calculations;
○	Reviewing the work of the independent valuers engaged by the Group to assist with the PPA calculations; and
○	Utilizing an internal valuation specialist to review the work performed by management’s expert; and

●	Assessing the adequacy of the Company’s disclosures in relation to business combination.

Going Concern

The Company incurred a total comprehensive loss of $7,103,134 for the year ended 30 June 2022, with net operating cash outflows of $5,659,456 for the year.

As 30 June 2022 the Company has $11,731,325 of cash and cash equivalents, which in the opinion of the Directors, will support the Company’s funding requirements for twelve months from the date of this report.

Accordingly, testing the availability of sufficient funding for the Company to meet its obligations is considered to be a key part of our going concern assessment. This has been assessed as a critical audit matter due to the judgement required by management in preparing their forecasts and assessing their ability to continue as a going concern.

Our procedures included, amongst others:

●	Assessing the cash flow forecast prepared by management for at least 12 months from the anticipated date of signing the financial statements and evaluating the reasonableness of inputs and assumptions used in the forecast;
●	Analyzing key assumptions in Genetic Technologies Limited’s budget for the twelve-month period from expected date of signing;
●	Discussing with management future plans for the Company;
●	Reviewing ASX announcement to gather an understanding of the strategy of the business;
●	Inquiring of management as to whether they are aware of any events or conditions beyond the period of Management’s assessment that may cast significant doubt on Genetic Technology Limited’s ability to continue as a going concern; and
●	Assessing the adequacy of Genetic Technologies Limited’s disclosures in relation to the assessment of going concern.

/s/ GRANT THORNTON AUDIT PTY LTD

We have served as the Company’s auditor since 2021.

Melbourne, Australia

August 30, 2022

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Genetic Technologies Limited

Opinion on the Financial Statements

We have audited the consolidated statements of profit or loss and other comprehensive income/(loss), of changes in equity and of cash flows of Genetic Technologies Limited and its subsidiaries (the “Company”) for the year ended June 30, 2020, including the related notes (collectively referred to as the “consolidated financial statements”), before the effects of the adjustments to retrospectively (1) revise the accounting for the representative warrants described in Note 2(a)(v), (2) reflect the change in presentation of comparative figures in the statement of profit or loss and other comprehensive income/(loss) described in Note 2(a)(v), and (3) reflect the change in the composition of reportable segments described in Note 25. In our opinion, the consolidated financial statements for the year ended June 30, 2020, before the effects of the adjustments to retrospectively (1) revise the accounting for the representative warrants described in Note 2(a)(v), (2) reflect the change in presentation of comparative figures in the statement of profit or loss and other comprehensive income/(loss) described in Note 2(a)(v), and (3) reflect the change in the composition of reportable segments described in Note 25, present fairly, in all material respects, the results of operations and cash flows of the Company for the year ended June 30, 2020, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (the 2020 financial statements before the effects of the adjustments discussed in Note 2(a)(v) and Note 25 are not presented herein).

We were not engaged to audit, review, or apply any procedures to the adjustments to retrospectively (1) revise the accounting for the representative warrants described in Note 2(a)(v), (2) reflect the change in presentation of comparative figures in the statement of profit or loss and other comprehensive income/(loss) described in Note 2(a)(v), and (3) reflect the change in the composition of reportable segments described in Note 25 and accordingly, we do not express an opinion or any other form of assurance about whether such adjustments are appropriate and have been properly applied. Those adjustments were audited by other auditors.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements, before the effects of the adjustments described above, based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements, before the effects of the adjustments described above, in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers
Melbourne, Australia

October 22, 2020

We served as the Company’s auditor from 2009 to 2020.

CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME/(LOSS)

For the year ended June 30, 2022

(in Australian dollars, except number of shares)

		Year ended June 30, 2022	Year ended June 30, 2021	Year ended June 30, 2020
	Note	$	$	$

Revenue	4	6,794,816	120,554	9,864
Finance income	8	36,256	62,394	22,525
Other income	5	2,783,391	1,559,961	1,118,140

Changes in inventories		(321,223)	14,463	(59,525)

Raw materials		(2,692,311)	(184,920)	(41,908)
Commissions		(156,625)	-	-
Employee benefits expenses	6	(5,868,655)	(3,868,331)	(2,066,111)
Advertising and promotional expenses		(1,885,402)	(436,274)	(279,312)
Professional fees		(1,835,444)	(1,461,401)	(2,035,395)
Research and development expenses		(705,507)	(1,165,531)	(865,627)
Depreciation and amortisation		(578,668)	(386,277)	(258,361)
Impairment expenses		(564,161)	(32,048)	-
Other expenses	7	(2,154,375)	(1,283,871)	(1,766,985)
Finance costs	8	(15,215)	(16,338)	(72,080)
Loss from operations before income tax		(7,163,123)	(7,077,619)	(6,294,775)
Income tax credit/(expense)	9	32,125	-	-
Loss for the year		(7,130,998)	(7,077,619)	(6,294,775)
Other comprehensive income/(loss)
Exchange gains/(losses) on translation of controlled foreign operations		27,864	(37,468)	(33,175)
Other comprehensive income/(loss) for the year, net of tax		27,864	(37,468)	(33,175)
Total comprehensive loss for the year		(7,103,134)	(7,115,087)	(6,327,950)

Loss per share (cents per share)
Basic and diluted net loss per ordinary share	10	(0.08)	(0.08)	(0.15)

Weighted-average shares outstanding	10	9,220,348,281	8,544,157,979	4,155,017,525

The company revised the previous audited financial statements to conform with current year’s presentation. Kindly refer to Note 2(v) for further details.

The above consolidated statement of profit or loss and other comprehensive income/(loss) should be read in conjunction with the accompanying notes.

CONSOLIDATED BALANCE SHEETS

As at June 30, 2022

(in Australian dollars)

	Note	2022 $	2021 $
ASSETS
Current assets
Cash and cash equivalents	11	11,731,325	20,902,282
Trade and other receivables	12	2,421,238	1,074,325
Inventories		398,150	76,927
Other current assets	13	166,087	182,580
Total current assets		14,716,800	22,236,114

Non-current assets
Right-of-use assets	20	647,150	180,528
Property, plant and equipment	14	306,175	457,178
Goodwill	15	4,506,653	-
Other intangible assets	16	624,920	-
Other non-current assets		-	97,868
Total non-current assets		6,084,898	735,574
Total assets		20,801,698	22,971,688

LIABILITIES
Current liabilities
Trade and other payables	18	2,122,379	760,350
Deferred income	4	814,150	635
Provisions	19	611,060	464,770
Lease liabilities	20	264,130	179,626
Total current liabilities		3,811,719	1,405,381

Non-current liabilities
Provisions	19	22,499	8,860
Lease liabilities	20	388,396	24,412
Deferred tax liability	9	148,013	-
Total non-current liabilities		558,908	33,272
Total liabilities		4,370,627	1,438,653
Net assets		16,431,071	21,533,035

EQUITY
Contributed equity	21	155,138,636	153,574,974
Reserves	22	11,498,651	11,033,279
Accumulated losses	23	(150,206,216)	(143,075,218)
Total equity		16,431,071	21,533,035

The above consolidated balance sheets should be read in conjunction with the accompanying notes.

CONSOLIDATED STATEMENT OF CASH FLOWS

For the year ended June 30, 2022

(in Australian dollars)

	Note	2022 $	2021 $	2020 $
Cash flows from/(used in) operating activities
Receipts from customers		5,745,162	121,190	9,864
Payments to suppliers and employees		(13,802,170)	(7,747,186)	(6,758,484)
R&D tax incentive and other grants received		2,397,552	1,330,067	1,036,522
Net cash flows (used in) operating activities		(5,659,456)	(6,295,929)	(5,712,098)

Cash flows from/(used in) investing activities
Proceeds from the sale of plant and equipment		-	-	37,000
Proceeds from sale of financial assets at fair value through other comprehensive income		-	-	43,380
Purchases of plant and equipment		(63,926)	(748,706)	(38,100)
Purchases of intangible assets		(32,868)	-	-
Interest received		36,256	-	22,507
Acquisition of EasyDNA	17	(3,400,625)	-	-
Net cash flows (used in)/from investing activities		(3,461,163)	(748,706)	64,787

Cash flows from/(used in) financing activities
Proceeds from the issue of shares		-	15,897,629	21,793,678
Equity transaction costs		(10,474)	(1,956,691)	(3,215,174)
Proceeds from borrowings		-	-	52,252
Principal elements of lease payments		(268,590)	(236,893)	(183,907)
Interest paid		-	(14,049)	(86,503)
Net cash flows (used in)/from financing activities		(279,064)	13,689,996	18,360,346

Net (decrease)/ increase in cash and cash equivalents		(9,399,683)	6,645,361	12,713,035
Cash and cash equivalents at beginning of year		20,902,282	14,214,160	2,131,741
Net foreign exchange difference		228,726	42,761	(630,616)
Cash and cash equivalents at end of year	11	11,731,325	20,902,282	14,214,160

The above consolidated statements of cash flows should be read in conjunction with the accompanying notes.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the year ended June 30, 2022

(in Australian dollars)

	Contributed equity	Reserves	Accumulated losses	Total equity
	$	$	$	$
Balance at June 30, 2019	125,498,824	6,009,932	(129,737,550)	1,771,206
Initial adoption of IFRS 16	-	-	(14,712)	(14,712)
Restated total equity at July 1, 2019	125,498,824	6,009,932	(129,752,262)	1,756,494
Loss for the year	-	-	(6,294,775)	(6,294,775)
Other comprehensive income	-	(33,175)	-	(33,175)
Total comprehensive loss	-	(33,175)	(6,294,775)	(6,327,950)
Transactions with owners in their capacity as owners
Contributions of equity, net of transaction costs and tax	14,612,249	-	-	14,612,249
Share-based payments	-	263,387	-	263,387
Reversal of forfeited Performance Rights	-	(81,984)	-	(81,984)
Issue of options/warrants to underwriters	-	3,770,411	-	3,770,411
	14,612,249	3,951,814	-	18,564,063
Balance at June 30, 2020	140,111,073	9,928,571	(136,047,037)	13,992,607
Loss for the year	-	-	(7,077,619)	(7,077,619)
Other comprehensive income	-	(37,468)	-	(37,468)
Total comprehensive loss	-	(37,468)	(7,077,619)	(7,115,087)
Transactions with owners in their capacity as owners
Contributions of equity, net of transaction costs and tax	11,764,379	-	-	11,764,379
Exercise of options/warrants	1,699,522	(973,467)	-	726,055
Issue of performance rights	-	622,725	-	622,725
Options expired	-	(49,438)	49,438	-
Issue of options/warrants	-	1,542,356	-	1,542,356
	13,463,901	1,142,176	49,438	14,655,515
Balance at June 30, 2021	153,574,974	11,033,279	(143,075,218)	21,533,035
Loss for the year	-	-	(7,130,998)	(7,130,998)
Other comprehensive income	-	27,864	-	27,864
Total comprehensive loss	-	27,864	(7,130,998)	(7,103,134)
Transactions with owners in their capacity as owners
Contributions of equity, net of transaction costs and tax	1,563,662	-	-	1,563,662
Issue of performance rights	-	437,508	-	437,508
	1,563,662	437,508	-	2,001,170
Balance at June 30, 2022	155,138,636	11,498,651	(150,206,216)	16,431,071

The above consolidated statements of changes in equity should be read in conjunction with the accompanying notes.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended June 30, 2022

1. CORPORATE INFORMATION

Genetic Technologies Limited (the “Company”) is a molecular diagnostics company that offers predictive genetic testing and risk assessment tools. These consolidated financial statements comprise the Company and its subsidiaries (together referred to as the “Group”). The Financial Report of the Company for the year ended June 30, 2022 was authorised for issue in accordance with a resolution of the Directors dated on August 30, 2022 Genetic Technologies Limited is incorporated in Australia and is a company limited by shares. The Directors have the power to amend and reissue the financial statements.

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

(iv) Going concern

For the year ended June 30, 2022, the Company incurred a total comprehensive loss of $7,103,134 (2021: $7,115,087) and net cash outflow from operations of $5,659,456 (2021: $6,295,929). As at June 30, 2022, the Company held total cash and cash equivalents of $11,731,325 and total net current assets of $10,905,081.

The Company expects to continue to incur losses and cash outflows for the foreseeable future as it continues to invest resources in expanding the research and development activities in support of the distribution of existing and new products. The Company has $11,731,325 cash and cash equivalents as at June 30, 2022. In the Directors’ opinion this will support the Company’s funding requirements for approximately 15 months from the date of this report. As a result, the financial statements have been prepared on a going concern basis.

(v) Comparative figures

Certain comparative figures within the consolidated statement of profit or loss and comprehensive income have been reclassified to conform with the current year’s presentation. The current presentation is in line with the Company management’s monthly reporting of the Group’s results and performance presented to the Board of Directors.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(a) Basis of preparation (cont.)

(v) Comparative figures (cont.)

The below tables summarise the changes that were made to comparative figures for periods presented.

	As reported 2021	Reclass	Revised 2021
	$	$	$
Cost of sales
- Inventories used	(115,934)	115,934	-
- Inventories written-off	(54,523)	54,523	-
- Direct labor costs	(110,894)	110,894	-
- Depreciation expense	(79,676)	79,676	-

Changes in inventory	-	14,463	14,463
Raw materials	-	(184,920)	(184,920)

Other income	1,564,456	(4,495)	1,559,961
- Interest income	62,394	(62,394)	-

Selling and marketing expenses	(1,119,851)	1,119,851	-
General and administrative expenses	(4,158,318)	4,158,318	-
Laboratory, research and development costs	(3,109,383)	3,109,383	-
Finance costs	(14,049)	(2,289)	(16,338)
Other gains/(losses)	-	-	-

Finance income	-	62,394	62,394
Employee benefits expenses	-	(3,868,331)	(3,868,331)
Advertising and promotional expenses	-	(436,274)	(436,274)
Professional fees	-	(1,461,401)	(1,461,401)
Research and development expenses	-	(1,165,531)	(1,165,531)
Depreciation and amortisation	-	(386,277)	(386,277)
Impairment expense	-	(32,048)	(32,048)
Other expenses	-	(1,283,871)	(1,283,871)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(a) Basis of preparation (cont.)

(v) Comparative figures (cont.)

The below tables summarise the changes that were made to comparative figures for periods presented.

	As reported 2020	Reclass	Revised 2020
	$	$	$
Cost of sales
- Inventories used	(82,516)	82,516	-
- Inventories written-off	(18,917)	18,917	-
- Direct labor costs	(107,590)	107,590	-
- Depreciation expense	(42,488)	42,488	-

Changes in inventory	-	(59,525)	(59,525)
Raw materials	-	(41,908)	(41,908)

Other income	1,140,647	(22,507)	1,118,140
- Interest income	22,507	(22,507)	-

Selling and marketing expenses	(637,295)	637,295	-
General and administrative expenses	(4,058,557)	4,058,557	-
Laboratory, research and development costs	(2,477,578)	2,477,578	-
Finance costs	(14,823)	(57,257)	(72,080)
Other gains/(losses)	(5,522)	5,522	-

Finance income	-	22,525	22,525
Employee benefits expenses	-	(2,066,111)	(2,066,111)
Advertising and promotional expenses	-	(279,312)	(279,312)
Professional fees	-	(2,035,395)	(2,035,395)
Research and development expenses	-	(865,627)	(865,627)
Depreciation and amortisation	-	(258,361)	(258,361)
Impairment expense	-	-	-
Other expenses	-	(1,766,985)	(1,766,985)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(a) Basis of preparation (cont.)

(v) Comparative figures (cont.)

Representative warrants (prior period corrections)

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

The below tables summarise the adjustments that were made to correct the immaterial errors for the periods presented.

Extract from the Consolidated Statements of Profit or Loss and Other Comprehensive Income/(Loss)

	Year ended June 30, 2020	Revision	Year ended June 30, 2020 Revised
	$	$	$

Fair value gains on financial instruments	195,845	(195,845)	-
Loss from operations before income tax	(6,098,930)	(195,845)	(6,294,775)
Loss for the year	(6,098,930)	(195,845)	(6,294,775)
Total comprehensive loss for the year	(6,132,105)	(195,845)	(6,327,950)

Loss per share (cents per share)
Basic and diluted net loss per ordinary share	(0.15)		(0.15)
Weighted-average shares outstanding	4,155,017,525		4,155,017,525

Extract from the Consolidated Balance Sheet

	2020	Revision	2020 Revised
	$	$	$
Non-Current Liabilities
Other financial liabilities	977,237	(977,237)	-
Total Non-Current Liabilities	1,220,037	(977,237)	242,800
TOTAL LIABILITIES	2,617,609	(977,237)	1,640,372
NET ASSETS	13,015,370	977,237	13,992,607

EQUITY
Reserves	8,755,489	1,173,082	9,928,571
Accumulated losses	(135,851,192)	(195,845)	(136,047,037)
TOTAL EQUITY	13,015,370	977,237	13,992,607

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(a) Basis of preparation (cont.)

(v) Comparative figures (cont.)

Other Gains / (Losses)

	2020 $	Revision $	2020 Revised $
Net foreign exchange gains/(losses)	(5,522)	-	(5,522)
Fair value gains on financial liabilities through profit or loss	195,845	(195,845)	-
Net impairment losses	-	-	-
Total other gains / (losses)	190,323	(195,845)	(5,522)

Loss per Share

	2020 $	Revision $	2020 Revised $
Loss for the year attributable to the owners of Genetic Technologies Limited	(6,098,930)	(195,845)	(6,294,775)
Weighted average number of Ordinary Shares used in calculating loss per share (number of shares)	4,155,017,525	-	4,155,017,525

Reserves

	2020 $	Revision $	2020 Revised $
Foreign currency translation	756,423	-	756,423
Share-based payments	7,999,066	1,173,082	9,172,148
Total reserves	8,755,489	1,173,082	9,928,571
Reconciliation of foreign currency translation reserve
Balance at the beginning of the financial year	789,598	-	789,598
Add: net currency translation gain / (loss)	(33,175)	-	(33,175)
Balance at the end of the financial year	756,423	-	756,423
Reconciliation of share-based payments reserve
Balance at the beginning of the financial year	5,220,334	-	5,220,334
Add: share-based payments expense	67,542	195,845	263,387
Add: Issue of options/warrants to underwriters	2,793,174	977,237	3,770,411
Less: Reversal of Performance Rights expenses in prior year	(81,984)	-	(81,984)
Balance at the end of the financial year	7,999,066	1,173,082	9,172,148

Accumulated Losses

	2020	Revision	2020 Revised
	$	$	$
Balance at the beginning of the financial year	(129,737,550)	-	(129,737,550)
Add: Initial adoption of IFRS 16	(14,712)	-	(14,712)
Add: net loss attributable to owners of Genetic Technologies Limited	(6,098,930)	(195,845)	(6,294,775)
Balance at the end of the financial year	(135,851,192)	(195,845)	(136,047,037)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(a) Basis of preparation (cont.)

(vi) New standards and interpretations

The Group has applied the following standards and amendments for the first time for their annual reporting period commencing 1 July 2021:

●	Interest Rate Benchmark Reform - Phase 2 (Amendments to IFRS 9, IAS 139, IFRS 7, IFRS 4 and IFRS 16)

●	COVID-19 Relates Rent Concessions (Amendment to IFRS 16)

The amendments listed above did not have any impact on the amounts recognised in prior periods and are not expected to significantly affect the current or future periods.

(vii) New standards and interpretations not yet adopted.

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

Intercompany transactions, balances and unrealised gains on transactions between Group companies are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Company.

(c) Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker. The acquisition of EasyDNA has resulted in a change in how the Company reports segment information as compared to the prior year. The prior period presentation of segment information has been recast to conform with the current segment reporting structure.

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

All foreign exchange gains and losses are presented in the consolidated statement of profit or loss on a net basis, within other expenses or other income, respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(d) Foreign currency translation (cont.)

(ii) Transactions and balances (cont.)

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

(iii) Group companies

The results and financial position of foreign operations (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

●	assets and liabilities for each consolidated balance sheet presented are translated at the closing rate at the date of that consolidated balance sheet;
●	income and expenses for each consolidated statement of profit or loss and consolidated statement of profit or loss and other comprehensive income are translated at average exchange rates (unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and
●	all resulting exchange differences are recognised in other comprehensive income.

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

(e) Revenue recognition

Under IFRS 15, revenue is recognised based on contract with customers when performance obligations were satisfied. The following recognition criteria must also be met before revenue is recognised:

Genetic testing revenues

Revenues from the provision of genetic and clinical risk testing for cancer and other serious diseases under the geneType brand are recognised at a point time when the Company has provided the customer with their test results, the single performance obligation.

Revenue from provision of genetic test direct to consumer under the EasyDNA brand is recognised at a point in time when the Company has provided the customer with their test results, the single performance obligation.

No discounts are provided for genetic testing revenues and payments are made upfront when the test is ordered. Any unsatisfied performance obligations are recognised as deferred income.

Revenue from services - license fees

Revenue from contracts with service providers is recognised when the contracted sales parameters are met, the single performance obligation. Revenue is recognised over time based on the higher of actual sales incurred or minimum fees requirement on a quarterly basis. Variable consideration in relation to licence payments were constrained during the year. No discounts are provided for revenue from services.

Deferred income

The Group recognises contract liabilities for consideration received in respect of unsatisfied performance obligations and reports these amounts as deferred income in its consolidated statement of financial position. Similarly, if the Group satisfies a performance obligation before it receives the consideration, the Group recognises either a contract asset or a receivable in its consolidated statement of financial position, depending on whether something other than the passage of time is required before the consideration is due.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(f) Other income

(i) Research and development tax incentive income

The Australian government replaced the research and development tax concession with research and development (R&D) tax incentive from July 1, 2011. The R&D tax incentive applies to expenditure incurred and the use of depreciating assets in an income year commencing on or after July 1, 2011. A refundable tax offset is available to eligible companies with an annual aggregate turnover of less than $20 million. In the current year a new legislation came into place, where for the first income year commencing on or after 1 July 2021, for companies with an aggregated turnover below $20 million, the refundable R&D tax offset will be a premium of 18.5 percentage points above the claimant’s company tax rate.

Management has assessed the Company’s activities and expenditure to determine which are likely to be eligible under the incentive scheme. The Company accounts for the R&D tax incentive as a government grant. The grant is recognised as other income over the period in which the R&D expense is recognised.

(ii) Government Grants

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

(g) Finance income and finance costs

The Group’s finance income and finance costs include interest income and interest expenses. Interest income or expense is recognised using the effective interest method.

(h) Income tax

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(i) Leases

For any new contracts entered into on or after July 1, 2019, the Group considers whether a contract is, or contains a lease. A lease is defined as ‘a contract, or part of a contract, that conveys the right to use an asset (the underlying asset) for a period of time in exchange for consideration’. To apply this definition the Company assesses whether the contract meets three key evaluations which are whether:

●	the contract contains an identified asset, which is either explicitly identified in the contract or implicitly specified by being identified at the time the asset is made available to the Group,
●	the Company has the right to obtain substantially all of the economic benefits from use of the identified asset throughout the period of use, considering its rights within the defined scope of the contract,
●	the Company has the right to direct the use of the identified asset throughout the period of use. The Company assess whether it has the right to direct ‘how and for what purpose’ the asset is used throughout the period of use.

Leases are recognised as a right-of-use asset and a corresponding liability at the date at which the leased asset is available for use by the Group. Each lease payment is allocated between the liability and finance cost. The finance cost is charged to profit or loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The right-of-use asset is depreciated over the shorter of the asset’s useful life and the lease term on a straight-line basis.

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

The lease payments are discounted using the interest rate implicit in the lease, if that rate can be determined, or the Group’s incremental borrowing rate.

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

Short-term leases and leases of low-value assets

The Group has elected not to recognise right-of-use assets and lease liabilities for leases of low-value assets and short-term leases, including IT equipment. The Group recognises the lease payments associated with these leases as an expense on a straight-line basis over the lease term.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(j) Impairment of assets

Non financial asset

The Group assesses at each reporting date whether there is an indication that an asset may be impaired. If any such indication exists, the Group makes an estimate of the asset’s recoverable amount. An asset’s recoverable amount is the higher of its fair value less costs of disposal or its value in use and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or group of assets and the asset’s value-in-use cannot be estimated to be close to its fair value. In such cases, the asset is tested for impairment as part of the cash-generating unit to which it belongs. Cash generating unit is the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or CGUs. When the carrying amount of an asset or cash-generating unit exceeds its recoverable amount, the asset or cash-generating unit is considered impaired and is written down to its recoverable amount.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Impairment losses relating to operations are recognised as a separate line in the statement of profit or loss unless the asset is carried at its revalued amount, in which case the impairment loss is treated as a revaluation decrease.

An assessment is made at each reporting date as to whether there is any indication that previously recognised impairment losses may no longer exist or may have decreased. If such indication exists, the recoverable amount is estimated. A previously recognised impairment loss is reversed only if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognised. If so, the carrying amount of the asset is increased to its recoverable amount. The increased amount cannot exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognised for the asset in prior years. Such reversal is recognised in profit or loss unless it reverses a decrement previously charged to equity, in which case the reversal is treated as a revaluation increase. After such a reversal, the depreciation charge is adjusted in future periods to allocate the asset’s revised carrying amount, less any residual value, on a systematic basis over its remaining useful life. An impairment loss in respect of goodwill is not reversed.

Financial asset

The Group records the impairment losses for financial assets as lifetime expected credit losses. These are the expected shortfalls in contractual cash flows, considering the potential for default at any point during the life of the financial instrument. In calculating, the Group uses its historical experience, external indicators and forward-looking information to calculate the expected credit losses using a provision matrix.

(k) Cash and cash equivalents

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

(l) Trade and other receivables

Trade receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less loss allowance.

Refer Note 31 for details of management of interest rate, foreign exchange and liquidity risks applicable to trade and other payables for which, due to their short-term nature, their carrying value approximates their fair value.

(m) Inventories

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(n) Property, plant and equipment

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

An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount (note 2(j)).

Gains and losses on disposals are determined by comparing proceeds with carrying amount. These are included in profit or loss. When revalued assets are sold, it is Company policy to transfer any amounts included in other reserves in respect of those assets to retained earnings.

(o) Intangible assets and goodwill

(i) Goodwill

Goodwill arises on the acquisition of a business combination. Goodwill is calculated as the excess sum of:

●	the consideration transferred;

●	any non-controlling interest; and

●	the acquisition date fair value of any previously held equity interest; over the acquisition date fair value of net identifiable assets acquired.

Goodwill is not amortised. Instead, goodwill is tested annually for impairment, or more frequently if events or changes in circumstances indicate that it might be impaired, and is carried at cost less accumulated impairment losses. Impairment losses on goodwill are taken to profit or loss and are not subsequently reversed.

Goodwill is allocated to the Group’s cash-generating units representing the lowest level at which goodwill is monitored.

(ii) Brand name and customer contracts

Brand, trademark, trade names and domain names acquired in a business combination that qualify for separate recognition are recognised as intangible assets at their fair values.

Brand, trademark, trade names and domain names are amortised on a straight-lined basis over their estimated useful lives of 5 years.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(p) Trade and other payables

Trade payables and other payables are carried at amortised cost and represent liabilities for goods and services provided to the Company prior to the end of the financial year that are unpaid and arise when the Company becomes obliged to make future payments in respect of the purchase of these goods and services. Trade payables and other payables generally have terms of between 30 and 60 days.

(q) Provisions

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

(r) Employee benefits

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

(s) Fair value measurement

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(s) Fair value measurement (cont.)

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

(t) Contributed equity

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

(u) Loss per share

(i) Basic loss per share

Basic loss per share is calculated by dividing:

●	the loss attributable to owners of the Company, excluding any costs of servicing equity other than ordinary shares,

●	by the weighted average number of ordinary shares outstanding during the financial year, adjusted for bonus elements in ordinary shares issued during the year and excluding treasury shares.

(ii) Diluted loss per share

Diluted loss per share adjusts the figures used in the determination of basic loss per share to take into account:

●	after income tax effect of interest and other financing costs associated with dilutive potential ordinary shares, and

●	the weighted average number of additional ordinary shares that would have been outstanding assuming the conversion of all dilutive potential ordinary shares.

On the basis of the Company’s losses, the outstanding options as at June 30, 2022 are considered to be anti-dilutive and therefore were excluded from the diluted weighted average number of ordinary shares calculation.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(v) Goods and services tax (GST) and other sales taxes

Revenues are recognised to the extent that it is probable that the economic benefits will flow to the Company and the revenues can be reliably measured. Revenues are recognised at the fair value of the consideration received or receivable net of the amounts of Goods and Services Tax and other sales taxes.

Receivables and payables are stated inclusive of the amount of GST and other sales taxes receivable or payable. The net amount of GST and other taxes recoverable from, or payable to, the taxation authority is included with other receivables or payables in the consolidated balance sheet.

Cash flows are presented on a gross basis. The GST and other sales taxes components of cash flows arising from investing or financing activities which are recoverable from, or payable to the taxation authority, are presented as operating cash flows.

(w) Parent entity financial information

The financial information for the parent entity, Genetic Technologies Limited, disclosed in Note 34 has been prepared on the same basis as the consolidated financial statements. Loans to subsidiaries are written down to their recoverable value as at balance date.

3. CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

Estimates and judgements are evaluated and based on historical experience and other factors, including expectations of future events that may have a financial impact on the Company and that are believed to be reasonable under the circumstances.

Share-based payments transactions

The Company has determined that the fair value of the equity instruments is a critical judgement. The Company measures the cost of equity-settled transactions with employees and service providers by reference to the value of the equity instruments at the date on which they are granted. Management has determined the fair value by engaging an independent valuer for more complex equity instruments, such as warrants and performance rights, by using Black-Scholes and Binomial model, and utilised internal resources to perform fair value by straight forward equity instruments by using Black-Scholes model.

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

Goodwill

The Group tests annually, or more frequently if events or changes in circumstances indicate impairment, whether goodwill and other indefinite life intangible assets have suffered any impairment, in accordance with the accounting policy stated in Note 2(j). The value-in-use calculation used in assessing potential impairment of goodwill incorporates a number of key estimates and assumptions which is a critical judgement. CGUs are identified by determining the smallest identifiable group of assets that generate largely independent cash inflows from other assets or groups of assets. Identifying those largely independent cash inflows requires significant judgement in assessing the Group’s sources of revenue and how assets are utilised in generating those revenues. Goodwill is required to be allocated to the CGUs or groups of CGUs that are expected to benefit from the synergies of the combination acquired where goodwill cannot be allocated to individual CGUs on a reasonable and consistent basis. Significant judgement is required to assess which CGUs or groups of CGUs benefit from the synergies and thus determine how the goodwill is allocated.

Impairment of non-financial assets other than goodwill and other indefinite life intangible assets

The Group assesses impairment of non-financial assets other than goodwill and other indefinite life intangible assets at each reporting date by evaluation conditions specific to the Group and to the particular asset that may lead to impairment. If an impairment trigger exists, the recoverable amount of the asset is determined. This involves fair value less costs of disposal or value-in-use calculation which incorporate a number of key estimates and assumptions.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

4. REVENUE AND DEFERRED INCOME

4A. REVENUE

	2022 $	2021 $	2020 $
Sales of EasyDNA branded test - point in time	5,989,782	-	-
Sales of geneType branded test - point in time	7,551	25,347	9,864
License fees - over time	797,483	95,207	-
Total revenue	6,794,816	120,554	9,864

4B. DEFERRED INCOME

	2022 $	2021 $
Deferred income	814,150	635

Deferred income arises from new revenue for EasyDNA, which is the consideration received in respect of unsatisfied performance obligation.

The Group’s revenue disaggregated by primary geographical markets is as follows:

	2022 $	2021 $	2020 $
America and Canada	2,274,551	120,554	9,864
Europe Middle East and Africa	2,501,302	-	-
Latin America	128,840	-	-
Asia pacific	1,890,123	-	-
Total revenue	6,794,816	120,554	9,864

5. OTHER INCOME

	2022 $	2021 $	2020 $
Net profit on disposal of plant and equipment	-	-	37,000
Research and development tax incentive income (1)	2,397,552	997,908	750,000
Export Marketing & Development Grant	-	100,000	-
Other income	25,955	116,271	78,001
Government grant income – COVID-19 relief (2)	-	287,883	253,139
Net unrealised foreign exchange gain	244,762	-	-
Net realised foreign exchange gain	155,122	57,899	-
Total other income	2,783,391	1,559,961	1,118,140

(1)	R&D tax incentive

The Company’s research and development activities are eligible under an Australian government tax incentive for eligible expenditure. Management has assessed these activities and expenditure to determine which are likely to be eligible under the incentive scheme. Amounts are recognised when it has been established that the conditions of the tax incentive have been met and that the expected amount can be reliably measured. For the year ended June 30, 2022, the Company has included an item in other income of A$2,397,552, (2021: A$997,908, 2020: A$750,000) to recognise income over the period necessary to match the grant on a systematic basis with the costs that they are intended to compensate.

On December 5, 2019, the Treasury Laws Amendment (R&D Tax Incentive Bill 2019) was introduced into Parliament. The draft bill contains proposed amendments to the R&D tax incentive regulations. Under the proposed amendments, the refundable tax offset rate for companies with an aggregated turnover of less than $20 million would become 41%. In lieu of that bill, the below legislation came into place.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

5. OTHER INCOME (cont.)

In the current year a new legislation came into place, where for the first income year commencing on or after 1 July 2021, for companies with an aggregated turnover below $20 million, the refundable R&D tax offset will be a premium of 18.5 percentage points above the claimant’s company tax rate. The Company has therefore calculated the R&D tax incentive by applying the new legislated R&D rate to eligible expenditure.

(2)	Government Grant income – COVID-19 Relief

The COVID-19 relief relates to government assistance received during the year, from the Australian Government (at both federal and state level) and the U.S. Small Business Administration, in response to the economic and financial challenges in the current economy.

6. EMPLOYEE BENEFITS EXPENSE

	2022 $	2021 $	2020 $
Salaries and wages	4,490,186	2,480,336	1,554,678
Director fees	288,024	288,024	277,936
Superannuation contribution	347,018	203,242	137,939
Share-based payments	437,508	714,577	(14,441)
Other employee costs	305,919	182,152	109,999
Total employee benefits expenses	5,868,655	3,868,331	2,066,111

7. OTHER EXPENSES

	2022 $	2021 $	2020 $
Buildings and facilities costs	748,580	345,624	262,972
Insurance	345,450	302,722	277,486
Investor relations and shareholder maintenance	344,355	273,187	306,821
Net unrealised foreign exchange loss	-	47,896	585,175
Net realised foreign exchange loss	-	-	11,681
Bank and credit card merchant charges	296,883	14,582	15,190
Other expenses	419,107	299,860	307,660
Total other expenses	2,154,375	1,283,871	1,766,985

8. FINANCE INCOME / (FINANCE COSTS)

	2022 $	2021 $	2020 $
Interest income	36,256	62,394	22,525
Total finance income	36,256	62,394	22,525

Leased interest	(15,215)	(16,338)	(37,375)
Interest paid	-	-	(34,705)
Total finance costs	(15,215)	(16,338)	(72,080)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

9. INCOME TAX CREDIT/(EXPENSE)

	2022 $	2021 $	2020 $
Reconciliation of income tax expense to prima facie tax payable
Loss before income tax credit/(expense)	(7,163,123)	(7,077,619)	(6,294,775)
Tax at the Australian tax rate of 25% (2021: 26% and 2020: 27.50%)	(1,790,781)	(1,840,181)	(1,731,063)
Tax effect amounts which are not deductible/(taxable) in calculating taxable income
Share-based payments expense	109,377	185,790	(3,971)
Research and development tax incentive	1,116,714	588,659	446,717
Other non-deductible items	-	-	888
Other assessable items	-	-	(26,764)
Income tax expenses before unrecognised tax losses	(564,690)	(1,065,732)	(1,314,193)

Difference in overseas tax rates	(79,604)	16,688	26,526
Under /(over) provision	(348,607)	(235,653)	553,190
Temporary differences not recognised	(301,694)	(419,965)	(353,628)
Research and development tax credit	(599,388)	(275,631)	(206,250)
Tax losses not recognised	1,861,858	1,980,293	1,294,355
Income tax (credit)/expense	(32,125)	-	-

	2022 $	2021 $	2020 $
Net deferred tax assets
Deferred tax liabilities recognised
Brands and trademarks	(148,013)	-	-
Total deferred tax liabilities	(148,013)	-	-

Deferred tax assets not recognised
Property, plant and equipment	58,041	8,004	-
Capital raising costs	661,863	975,270	877,584
Intangible assets	1,456,225	1,701,477	1,832,075
Provisions	442,383	297,907	306,044
Total deferred tax assets	2,618,512	2,982,658	3,015,703
Deferred tax liabilities not recognised
Right-of-use assets	(161,787)	(34,735)	(119,384)
Total deferred tax liabilities	(161,787)	(34,735)	(119,384)
Net deferred tax assets on temporary differences not brought to account	(2,456,725)	2,947,923	(2,896,319)
Total net deferred tax assets	-	-	-

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

9. INCOME TAX CREDIT/(EXPENSE) (cont.)

	2022 $	2021 $	2020 $
Tax losses
Unused tax losses for which no deferred tax asset has been recognised	105,287,311	100,694,696	97,259,045
Potential tax benefit @ 26% (Australia)	19,020,914	19,165,603	18,727,578
Potential tax benefit @ 21% (USA)	5,950,299	5,665,976	6,123,340
Potential tax benefit @ 35% (Malta)	304,115	-	-

Subject to the Company continuing to meet the relevant statutory tests, the tax losses are available for offset against future taxable income.

At June 30, 2022, the Company had a potential tax benefit related to tax losses carried forward of A$25,275,328 (2021: A$24,691,039, 2020: A$24,850,918). Such amount includes net losses of A$5,950,299 (2021: A$5,665,976, 2020: A$6,123,340) related to subsidiaries in the United States (U.S.). The Tax Cuts and Jobs Act (TCJA) enacted by Congress in the U.S. on December 22, 2017 cut the top corporate income tax rate from 35% to 21%. For tax years beginning after December 31, 2017, the graduated corporate tax rate structure is eliminated and corporate taxable income will be taxed at 21% flat rate. Additionally, the previous 20-year limitation on carry forward net operating losses (NOL’s) has been removed, allowing the NOL’s to be carried forward indefinitely. The remaining tax losses carried forward of A$19,020,914 (2021: A$19,025,063, 2020: A$18,727,578) are indefinite and are attributable to the Company’s operations in Australia as well as A$304,115 (2021: Nil, 2020: Nil) tax losses attributable to Company’s operations in Malta. As such the total unused tax losses available to the Company, equal A$25,275,328 (2021: A$24,691,039, 2020: A$24,850,918).

As at balance date, there are unrecognised tax losses with a benefit of approximately A$25,275,328 (2021: A$24,691,039 and 2020: A$24,850,918) that have not been recognised as a deferred tax asset to the Company. These unrecognised deferred tax assets will only be obtained if:

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

Tax consolidation legislation

Genetic Technologies Limited and its wholly owned Australian subsidiaries implemented the tax consolidation legislation as from July 1, 2003. The accounting policy in relation to this legislation is set out in Note 2(h).

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

As at June 30, 2022, there are no unrecognised temporary differences associated with the Company’s investments in subsidiaries, as the Company has no liability for additional taxation should unremitted earnings be remitted (2021: $Nil, 2020:$Nil).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

10. LOSS PER SHARE

The following reflects the income and share data used in the calculations of basic and diluted loss per share:

	2022 $	2021 $	2020 $
Loss for the year attributable to the owners of Genetic Technologies Limited	(7,163,123)	(7,077,619)	(6,294,775)
Weighted average number of Ordinary Shares used in calculating loss per share (number of shares)	9,220,348,281	8,544,157,979	4,155,017,525

Note:

None of the 757,400,000 (2021: 725,787,500 and 2020: 553,000,000) options/performance rights over the Company’s Ordinary Shares that were outstanding as at the reporting date are considered to be dilutive for the purposes of calculating diluted earnings per share.

11. CASH AND CASH EQUIVALENTS

	2022 $	2021 $	2020 $
Reconciliation of cash and cash equivalents

Cash at bank and on hand	11,731,325	20,902,282	14,214,160
Total cash and cash equivalents	11,731,325	20,902,282	14,214,160

Reconciliation of loss for the year
Reconciliation of loss for the year after income tax to net cash flows used in operating activities is as follows:
Loss for the year after income tax	(7,163,123)	(7,077,619)	(6,294,775)

Adjust for non-cash items
Amortisation and depreciation expenses	343,427	265,748	65,148
Other expenses	-	-	2,885
Impairment of receivables	564,161	-	-
Share-based payments expense	437,508	714,577	(14,442)
Net (profit) / loss on disposal of plant and equipment	-	-	(37,000)
Depreciation of right-of-use of assets	235,241	212,474	200,785
Inventory written-off	30,214	54,523	18,917
Gain on investment previously written off	-	-	(43,380)
Finance costs	15,215	16,338	86,503
Interest received	(36,256)	(62,394)	(22,507)

Net foreign exchange (gains) / losses	(244,762)	9,755	(597,441)
	(5,818,375)	(5,866,598)	(6,635,307)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

11. CASH AND CASH EQUIVALENTS (cont.)

	2022 $	2021 $	2020 $
Reconciliation of cash and cash equivalents (cont.)

Adjust for changes in assets and liabilities
(Increase) / Decrease in trade and other receivables	(1,889,124)	(284,971)	29,412
Decrease / (Increase) in other operating assets	16,493	(182,602)	115,455
(Increase) / Decrease in inventories	(351,437)	14,463	(59,525)
Decrease / (Increase) in other non-current assets	97,868	-	-
Increase / (Decrease) in trade and other payables	2,178,301	(14,991)	891,498
Increase / (Decrease) in provisions	106,818	38,770	(53,631)
Net cash flows from / (used in) operating activities	(5,659,456)	(6,295,928)	(5,712,098)
Financing facilities available
As at June 30, 2022, the following financing facilities had been negotiated and were available:
Total facilities
Credit cards	190,020	190,020	193,605
Facilities used as at reporting date
Credit cards	-	(9,511)	(5,332)
Facilities unused as at reporting date
Credit cards	190,020	180,509	188,273

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

12. TRADE AND OTHER RECEIVABLES (CURRENT)

	2022 $	2021 $
Trade receivables	1,036,998	120,237
Less: loss allowance	(594,798)	(30,784)
Net trade receivables	442,200	89,453
Other receivables (1)	1,979,038	984,872
Total net current trade and other receivables	2,421,238	1,074,325

(1)	Other receivables majority consists of R&D income grant receivable.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

13. OTHER CURRENT ASSETS

	2022 $	2021 $
Prepayments	147,854	180,724
Performance bond and deposits	13,257	1,856
Other	4,976	-
Total current prepayments and other assets	166,087	182,580

14. PROPERTY, PLANT AND EQUIPMENT

	2022 $	2021 $
Laboratory equipment, at cost	960,872	426,701
Less: cost written-off during the year	-	(23,484)
Add: additions during the year	14,747	557,655
Less: accumulated depreciation	(744,615)	(571,467)
Add: accumulated depreciation written-off during the year	-	23,484
Net laboratory equipment	231,004	412,889
Computer equipment, at cost	251,852	672,538
Less: cost written-off during the year	-	(447,229)
Add: additions during the year	40,965	26,543
Less: accumulated depreciation	(230,186)	(664,164)
Add: accumulated depreciation written-off during the year	-	447,229
Net computer equipment	62,631	34,917
Office equipment, at cost	10,495	-
Less: cost written-off during the year	-	-
Add: additions during the year	8,214	10,495
Less: accumulated depreciation	(6,169)	(1,123)
Add: accumulated depreciation written-off during the year	-	-
Net office equipment	12,540	9,372
Total net property, plant and equipment	306,175	457,178

Reconciliation of property, plant and equipment
Opening gross carrying amount	1,220,469	1,096,489
Add: additions purchased during the year	63,926	594,693
Less: cost written-off during the year	-	(470,713)
Closing gross carrying amount	1,284,395	1,220,469
Opening accumulated depreciation and impairment losses	(763,291)	(1,054,204)
Add: accumulated depreciation written-off during the year	-	470,713
Less: depreciation expense charged	(214,929)	(179,800)
Closing accumulated depreciation and impairment losses	(978,220)	(763,291)
Total net property, plant and equipment	306,175	457,178

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

14. PROPERTY, PLANT AND EQUIPMENT (cont.)

Reconciliation of movements in property, plant and equipment by asset category for the year ended June 30, 2022

Asset category	Opening net carrying Amount $	Additions during year $	Disposals during year $	Depreciation expense $	Closing net carrying amount $
Laboratory equipment	412,889	14,747	-	(196,632)	231,004
Computer equipment	34,917	40,965	-	(13,251)	62,631
Office equipment	9,372	8,214	-	(5,046)	12,540
Totals	457,178	63,926	-	(214,929)	306,175

Reconciliation of movements in property, plant and equipment by asset category for the year ended June 30, 2021

Asset category	Opening net carrying Amount $	Additions during year $	Disposals during year $	Depreciation expense $	Closing net carrying amount $
Laboratory equipment	20,851	557,655	-	(165,617)	412,889
Computer equipment	21,434	26,543	-	(13,060)	34,917
Office equipment	-	10,495	-	(1,123)	9,372
Totals	42,285	594,693	-	(179,800)	457,178

15. GOODWILL

The following table shows the movements in goodwill:

	2022	2021
	$	$
Gross carrying amount:
Balance at beginning of period	-	-
Acquired through business combination (Note 17)	4,506,653	-
Balance at end of period	4,506,653	-

Accumulated impairment:
Balance at beginning of period	-	-
Impairment loss recognised	-	-
Balance at end of period	-	-
Carrying amount at the end of the period	4,506,653	-

Management has determined that the acquisition of EasyDNA is a single cash generating unit. Further details of net assets acquired and of goodwill is disclosed in Note 17.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

15. GOODWILL (cont.)

(i) Key assumptions used for value-in-use calculations

The estimates below were used in the goodwill impairment assessment:

Revenue growth (FY2024 to FY2025)	15%
Revenue growth (FY2026 to FY2027)	5%
Gross margin	51.2%
Post-tax discount rate	15%
Growth rate beyond FY2027	2.5%

(ii) Impact of possible changes in key assumptions

The key assumptions in the value-in-use impairment tests are estimated post-tax cash flows, revenue growth rates, gross margins and the discount rate. Management is aware that reasonably possible negative changes in the estimated post-tax cash flows or the discount rate could cause the recoverable amount to fall below the carrying amount as at 30 June 2022. However, no impairment was recorded as at 30 June 2022. Based on the sensitivity analysis performed, impairment would exist if the revenue growth rates for year 2 and 3 were to fall below 10% and 7.8%, respectively.

16. OTHER INTANGIBLE ASSETS

The following table shows the movements in other intangible assets:

	2022	2021
	$	$
Other intangible assets:
Gross carrying amount
Balance at beginning of period	-	-
Brands, trademark and trade names, acquired through business combination	720,550	-
Domain names	32,868
Balance at end of period	753,418	-

Accumulated amortisation:
Balance at beginning of period	-	-
Amortisation for the period	(128,498)	-
Balance at end of period	(128,498)	-
Carrying amount at the end of the period	624,920	-

Brand, trademark, trade names and domain names acquired in a business combination that qualify for separate recognition are recognised as intangible assets at their fair values. The Brand, trademark, trade names and domain names acquired in respect of the purchase of EasyDNA’s business and assets have been valued using the ‘relief from royalty method’. The projected royalty cashflows have been discounted to their present value assuming a weighted average cost of capital of 16%. A net royalty rate of 1.5% of projected EasyDNA revenues has been assumed.

Brand, trademark, trade names and domain names are amortised on a straight-line basis over their estimated useful lives of five years.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

17. BUSINESS ACQUISITION

On 13 August 2021, the Company completed the acquisition of EasyDNA’s assets and business. The purchase was settled by $3,400,625 in cash and $1,574,136 in GTG shares. Costs incurred in respect of acquisition were $116,682, these have been recognised through profit or loss for the period. The acquisition provides the foundation for the Company to grow its portfolio of serious disease test through direct-to-consumer market and additional platform for growth and expansion into lifestyle testing. The acquisition will provide the Group with operational and sales channel synergies that represents goodwill, which cannot be separately measured and identified.

Intangible assets arising on acquisition were valued by an independent valuer. Details of net assets acquired and of goodwill are as follows:

	Number of shares	$
Fair value of consideration transferred
Amount settled in cash		3,400,625
Amount settled in shares	209,363,400	1,574,136
Total consideration		4,974,761
Recognised amounts of identifiable net assets
Right-of-use asset		42,289
Intangible assets (1)		720,550
Other payables		(19,193)
Lease liability		(42,289)
Employee benefit provisions		(53,111)
Deferred tax liability		(180,138)
Identifiable net assets		468,108
Goodwill on acquisition (Note 15)		4,506,653

Goodwill arises on the acquisition of a business combination. Goodwill is calculated as the excess sum of:

●	the consideration transferred;
●	any non-controlling interest; and
●	the acquisition date fair value of any previously held equity interest; over the acquisition date fair value of net identifiable assets acquired.

Goodwill is not amortised. Instead, goodwill is tested annually for impairment, or more frequently if events or changes in circumstances indicate that it might be impaired, and is carried at cost less accumulated impairment losses. Impairment losses on goodwill are taken to profit or loss and are not subsequently reversed.

(1)	Intangible assets relate to brand, trademark, trade names and domain names acquired as part of the business acquisition amounted to $720,550 (refer to Note 16 for further details).

EasyDNA incurred a loss of $165,000 from 13 August 2021 to the 30 June 2022.

Business combination entered into after the reporting period

On 14 July 2022, the Group entered into an Acquisition Agreement to acquire 100% ownership in the direct-to-consumer eCommerce business and distributions rights associated with AffinityDNA for total consideration of GBP555,000, comprising cash consideration of GBP227,500 on completion and GBP227,500 payable in July 2023 subject to the AffinityDNA business attaining certain financial performance parameters. Through the imposition of various contractual rights, control in the context of the Australian Accounting Standards was obtained on 14 July 2022.

The acquisition of AffinityDNA will provide GTG with an additional and complimentary platform to further build its existing direct-to-consumer offerings and lifestyle division.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

17. BUSINESS ACQUISITION (cont.)

There are no contingent consideration arrangements related to the acquisition.

As information from the entity being acquired has been limited prior to the closing of the transaction, management has yet to determine the fair values of the net assets acquired and consequently any goodwill and other identifiable assets or liabilities. Therefore, the initial accounting for the business combination is incomplete and no determination of the fair value of net assets acquired (and the calculation of goodwill) has yet been completed. Any goodwill ultimately recognised is expected to represent synergies to the Group as it provides additional platform for growth into the direct-to-consumer market, leveraging AffinityDNA’s well-established market place worldwide. Any goodwill ultimately recognised is not expected to be deductible for tax purposes.

18. TRADE AND OTHER PAYABLES (CURRENT)

	2022 $	2021 $
Trade payables	1,153,856	269,665
Accrued expenses	953,439	485,422
Other payables	15,084	5,263
Total current trade and other payables	2,122,379	760,350

19. PROVISIONS (CURRENT AND NON-CURRENT)

	2022 $	2021 $
Current provisions
Annual leave	312,665	171,398
Long service leave	206,805	201,782
Make good (1)	91,590	91,590
Total current provisions	611,060	464,770
Non-current provisions
Long service leave	22,499	8,860
Total non-current provisions	22,499	8,860
Total provisions	633,559	473,630

(1)	Make good provision in respect of Melbourne office and laboratory lease

	2022 $	2021 $
Reconciliation of annual leave provision
Balance at the beginning of the financial year	171,398	152,239
Add: obligation accrued during the year	366,816	62,461
Less: utilised during the year	(225,549)	(43,302)
Balance at the end of the financial year	312,665	171,398
Reconciliation of long service leave provision
Balance at the beginning of the financial year	210,642	191,031
Add: obligation accrued during the year	18,662	19,611
Less: utilised during the year	-	-
Balance at the end of the financial year	229,304	210,642

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

20. RIGHT-OF-USE ASSET / (LEASE LIABILITIES)

(a)	Amounts recognised in the statement of financial position

The statement of financial position shows the following amounts relating to leases:

	2022	2021
	$	$
Right-of-use assets
Right-of-use assets	647,150	180,528

Lease Liabilities
Lease liabilities - Current	(264,130)	(179,626)
Lease liabilities – Non-Current	(388,396)	(24,412)
Total	(652,526)	(204,038)

(b)	Amounts recognised in the statement of profit or loss

The statement of profit or loss under general and administrative expenses includes the following amounts relating to leases:

	2022	2021
	$	$
Depreciation charge of right-of-use assets
Depreciation Expense (for Leased Assets)	235,241	212,474
Interest expense (included in finance costs)	15,215	16,338

Low value leases	26,408	-

During the financial year ended June 30, 2022, the total cash outflow was $267,111 (2021: $358,020).

(c) COVID-19 Impact on Leases

On June 25, 2020, the Company obtained a rent concession for its leased premises. The terms of the concession are as follows:

●	15% waiver for the period April 1 through to September 30, 2020.
●	15% deferral for the period April 1 through to September 30, 2020.
●	70% due and payable on the first of each month in line with the lease.
●	No interest on deferred payment.
●	No increase of rent during the period April 1 through to September 30, 2020.
●	The lease has been extended by 6 months from September 1, 2021 to February 28, 2022.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

21. CONTRIBUTED EQUITY

	2022 $	2021 $
Issued and paid-up capital
Fully paid Ordinary Shares	155,138,636	153,574,974
Total contributed equity	155,138,636	153,574,974

Movements in shares on issue

Year ended June 30, 2021	Number of Shares	$
Balance at the beginning of the financial year	7,513,779,743	140,111,073
Shares issued during the year	1,502,947,000	17,409,150
Less: transaction costs arising on share issue (i)	-	(3,945,249)
Balance at the end of the financial year	9,016,726,743	153,574,974

Year ended June 30, 2022	Number of Shares	$
Balance at the beginning of the financial year	9,016,726,743	153,574,974
Shares issued during the year	217,238,400	1,574,136
Less: transaction costs arising on share issue	-	(10,474)
Balance at the end of the financial year	9,233,965,143	155,138,636

(i)	The details of securities arising on shares issued for the year ended June 30, 2022 are as below:

●	On July 19, 2021, the Company issued 209,363,400 new ordinary shares, at fair value of $1,574,136 in part consideration for the acquisition of 100% of EasyDNA.
●	On November 3, 2021, the Company issued 7,875,000 new ordinary shares pursuant to the Company’s Employee Share Option Plan.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

22. RESERVES

	2022 $	2021 $
Foreign currency translation	746,819	718,955
Share-based payments	10,751,832	10,314,324
Total reserves	11,498,651	11,033,279
Reconciliation of foreign currency translation reserve
Balance at the beginning of the financial year	718,955	756,423
Add: net currency translation gain / (loss)	27,864	(37,468)
Balance at the end of the financial year	746,819	718,955
Reconciliation of share-based payments reserve
Balance at the beginning of the financial year	10,314,324	9,172,148
Add: share-based payments expense	-	-
Add: Issue of options/warrants to underwriters	-	-
Add: Issue of performance rights	437,508	622,725
Add: Issue of options/warrants	-	1,542,356
Less: Options expired	-	(49,438)
Less: Exercise of options/warrants	-	(973,467)
Balance at the end of the financial year	10,751,832	10,314,324

No warrants were issued for the financial year ended 30 June 2022. During the financial year ended June 30, 2021, the following warrants were issued to as a part of capital raising costs.

		2021
Valuation date		July 21, 2020
Grant Date		June 1, 2020
Warrants issued		39,975,000
Underlying asset price	A$	0.0070
Risk free rate		0.42%
Volatility		148.66%
Exercise price presented in United States Dollar	US$	0.00417
Exchange rate at valuation date	A$	1 to US$0.7127
Exercise price presented in Australian Dollar	A$	0.0146
Time to maturity of underlying warrants (years)		5
Value per warrant in Australian Dollar	A$	0.009
Model used		Binomial
Valuation amount	A$	360,017

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

22. RESERVES (cont.)

		2021
Valuation date		January 25, 2021
Grant Date		January 25, 2021
Warrants issued		48,750,000
Underlying asset price	A$	0.0110
Risk free rate		0.414%
Volatility		147.29%
Exercise price presented in United States Dollar	US$	0.0109
Exchange rate at valuation date	A$	1 to US$0.7708
Exercise price presented in Australian Dollar	A$	0.0142
Time to maturity of underlying warrants (years)		5
Value per warrant in Australian Dollar	A$	0.0098
Model used		Binomial
Valuation amount	A$	476,297

The following information relates to options granted and issued against under the Employee Option Plan for the year ended June 30, 2021;

Options issued to	Grant date for options issued	Number of options issued

Employee Option Plan	December 21, 2020	12,850,000

		2021
Grant Date		December 21, 2020
Options issued		12,850,000
Dividend yield		-
Historic volatility and expected volatility		155.34%
Option exercise price	A$	0.008
Fair value of options at grant date	A$	0.007
Weighted average exercise price	A$	0.008
Risk-free interest rate		0.111%
Expected life of an option		3 years
Model used		Binomial
Valuation amount	A$	72,439

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

22. RESERVES (cont.)

The following information relates to issued Performance Rights for the year ended June 30, 2022;

Performance rights issued to	Grant date for options issued	Number of options issued

Adam Kramer	March 3, 2021	3,937,500
Mike Tonroe	June 15, 2021	40,000,000
Carl Stubbings	September 22, 2021	20,000,000
Kevin Camilleri	November 22, 2021	20,000,000

		2022
Grant Date		March 3, 2021	June 15, 2021	September 22, 2021	November 22, 2021
Options issued		3,937,500	40,000,000	20,000,000	20,000,000
Dividend yield		-	-	-	-
Historic volatility and expected volatility		161	152	149	150%
Option exercise price	A$	0.009	0.0069	0.0047	0.0038
Fair value of options at grant date	A$	0.012	0.0073	0.0052	0.0042
Weighted average exercise price	A$	0.008	0.008	0.008	0.008
Risk-free interest rate		0.110	0.085	0.160	0.960%
Expected life of an option		2.02 years	3 years	3 years	3 years
Model used		Binomial	Binomial	Binomial	Binomial
Valuation amount	A$	47,250	291,428	103,104	83,216

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

23. ACCUMULATED LOSSES

	2022 $	2021 $
Balance at the beginning of the financial year	(143,075,218)	(136,047,037)
Add: net loss attributable to owners of Genetic Technologies Limited	(7,130,998)	(7,077,619)
Less: Options expired	-	49,438
Balance at the end of the financial year	(150,206,216)	(143,075,218)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

24. OPTIONS

Employee Option Plan

The fair value of options granted under an Employee Option Plan is recognised as an employee benefit expense with a corresponding increase in equity. The fair value is measured at grant date and recognised over the vesting period over which the service vesting conditions are to be satisfied. Employee Option Plan options have no other vesting conditions. The fair value at grant date is determined by management with the assistance of an independent valuer, using a Black-Scholes option pricing model or a Binomial model simulation analysis. The total amount to be expensed is determined by reference to the fair value of the options granted;

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

Where the terms of an equity-settled award are modified, as a minimum an expense is recognised as if the terms had not been modified. In addition, an expense is recognised for any increase in the value of the transaction as a result of the modification, as at the date of modification. Where appropriate, the dilutive effect of outstanding options is reflected as additional share dilution in the computation of diluted earnings per share. The Company’s policy is to treat the options of terminated employees as forfeitures if termination occurs prior to vesting conditions being reached.

On November 30, 2001, the Directors of the Company established a Staff Share Plan. On November 19, 2008, the shareholders of the Company approved the introduction of a new Employee Option Plan. Under the terms of the respective Plans, the Directors may, at their discretion, grant options over the ordinary shares in the Genetic Technologies Limited to executives, consultants, employees, and former Non-Executive Directors, of the Company. The options, which are granted at nil cost, are not transferable and are not quoted on the ASX. As at June 30, 2022, there were 1 executive and 10 employees who held options that had been granted under the Plans. Options granted under the Plans carry no rights to dividends and no voting rights.

(i) Fair value of options granted

During the year ended June 30, 2022, there were no options granted under Employee Option Plan (2021: 12,850,000 were granted). The Company, however issued various unlisted options to underwriters and sub-underwriters as a part of capital raising costs in prior year. For valuations on the unlisted options issued please refer to Note 22.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

24. OPTIONS (cont.)

Set out below are summaries of all and unlisted options, including ESOP which were issued in prior periods:

	2022		2021
	Average exercise price per share option $	Number of options	Average exercise price per share option $	Number of options
Opening balance	0.008	521,850,000	0.008	538,000,000
Exercised by various underwriters	-	-	0.008	(21,000,000)
Exercised by Lodge Corporate Pty Ltd	-	-	0.008	(2,500,000)
Granted to employees during the year	-	-	0.008	12,850,000
Granted to directors in their capacity as sub-underwriters	-	-	-	-
Options granted to various underwriters	-	-	-	-
Granted to Lodge Corporate Pty Ltd	-	-	-	-
Lapsed during the year	0.012	(29,450,000)	0.01	(5,000,000)
Forfeited during the year			0.01	(500,000)
Lapse of unlisted options attached to convertible notes	-	-	-	-
Closing balance	0.008	492,400,000	0.008	521,850,000

The movements in the number of options granted under the Employee share plans are as follows:

	2022		2021
	Average exercise price per share option $	Number of options	Average exercise price per share option $	Number of options
Balance at the beginning of the financial year	0.011	27,850,000	0.015	20,500,000
Add: options granted during the year	-	-	0.008	12,850,000
Less: options lapsed during the year	0.010	(16,950,000)	0.010	(5,000,000)
Less: options forfeited during the year	-	-	0.010	(500,000)
Balance at the end of the financial year	0.008	10,900,000	0.011	27,850,000

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

24. OPTIONS (cont.)

The number of options outstanding as at June 30, 2022 by ASX code, including the respective dates of expiry and exercise prices, are tabled below. The options tabled below are not listed on ASX.

	2022		2021
Unlisted options	Average exercise price per share option $	Number of options	Average exercise price per share option $	Number of options
Options to Kentgrove Capital (expiring August 8, 2021)	-	-	0.015	12,500,000
GTGAD (expiring February 16, 2022)	-	-	0.010	5,500,000
Options to various underwriters (expiring October 30, 2022)	0.008	229,000,000	0.008	231,500,000
Options to directors (expiring December 20, 2022)	0.008	250,000,000	0.008	250,000,000
Options issued Lodge Corporate Pty Ltd (expiring March 6, 2023)	0.008	2,500,000	-	-
ESOP options (expiring December 11, 2021)	-	-	0.010	9,500,000
ESOP options (expiring December 1, 2023)	0.008	12,850,000	0.008	12,850,000
Total	0.008	494,350,000	0.008	521,850,000
Exercisable at the end of the financial year	0.008	494,350,000	0.008	521,850,000

The weighted average remaining contractual life of options outstanding as at June 30, 2022 was 0.43 years (2021: 1.37 years).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

25. SEGMENT INFORMATION

(a) Identification of reportable segments

The Company has identified two reportable segments as reported that is consistent with the internal reporting provided to the chief operating decision maker, Chief Executive Officer.

As of 30 June 2022, the Company changed its reportable operating segments from two geographical segments, previously Australia and USA, to two business unit segments, EasyDNA and GeneType/Corporate as a result of integrating the EasyDNA acquisition in fiscal 2022. The Company changed its reporting structure to better reflect what the chief operating decision maker is reviewing to make organisational decisions and resource allocations. As a result, the prior period presentation of segment information has been recast to conform with the current segment reporting structure.

Management considers the business from a business unit perspective and has identified two reportable segments:

EasyDNA: relates to EasyDNA branded test sales and expenses.

GeneType / Corporate: relates to GeneType branded test sales and expense, including corporate charges.

(b) Business unit segments

The segment information for the reportable segments is as follows:

2022	EasyDNA	GeneType/ Corporate	Total
	$	$	$

Segment revenue & other income
Revenue from contracts with customers	6,001,421	793,395	6,794,816
Other income	-	2,783,391	2,783,391
Finance income	-	36,256	36,256
Total segment revenue & other income	6,001,421	3,613,042	9,614,463

Segment expenses
Depreciation and amortisation	-	(578,668)	(578,668)
Finance costs	-	(15,215)	(15,215)
Raw materials and change in inventories	(2,951,815)	(61,719)	(3,013,534)
Commissions	(156,625)	-	(156,625)
Employee benefits expenses	(1,235,657)	(4,632,998)	(5,868,655)
Advertising and promotional expenses	(1,079,291)	(806,111)	(1,885,402)
Professional fees	(21,685)	(1,813,759)	(1,835,444)
Research and development expenses	-	(705,507)	(705,507)
Impairment expenses	-	(564,161)	(564,161)
Other expenses	(721,226)	(1,433,149)	(2,154,375)
Total segment expenses	(6,166,300)	(10,611,286)	(16,777,586)

Income tax credit/(expense)	-	32,125	32,125
Loss for the period	(164,879)	(6,966,119)	(7,130,998)
Total Segment Assets	2,668,618	18,133,080	20,801,698
Total Segment Liabilities	(1,969,878)	(2,400,749)	(4,370,627)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

25. SEGMENT INFORMATION (cont.)

2021	EasyDNA	GeneType/ Corporate	Total
	$	$	$

Segment revenue & other income
Revenue from contracts with customers	-	120,554	120,554
Other income	-	1,559,961	1,559,961
Finance income	-	62,394	62,394
Total segment revenue & other income	-	1,742,909	1,742,909

Segment expenses
Depreciation and amortisation	-	(386,277)	(386,277)
Finance costs	-	(16,338)	(16,338)
Raw materials and change in inventories	-	(170,457)	(170,457)
Commissions	-	-	-
Employee benefits expenses	-	(3,868,331)	(3,868,331)
Advertising and promotional expenses	-	(436,274)	(436,274)
Professional fees	-	(1,461,401)	(1,461,401)
Research and development expenses	-	(1,165,531)	(1,165,531)
Impairment expenses	-	(32,048)	(32,048)
Other expenses	-	(1,283,871)	(1,283,871)
Total segment expenses	-	(8,820,528)	(8,820,528)

Income tax credit/(expense)	-	-	-
Loss for the period	-	(7,077,619)	(7,077,619)
Total Segment Assets	-	22,971,688	22,971,688
Total Segment Liabilities	-	(1,438,653)	(1,438,653)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

25. SEGMENT INFORMATION (cont.)

2020	EasyDNA	GeneType/ Corporate	Total
	$	$	$

Segment revenue & other income
Revenue from contracts with customers	-	9,864	9,864
Other income	-	1,118,140	1,118,140
Finance income	-	22,525	22,525
Total segment revenue & other income	-	1,150,529	1,150,529

Segment expenses
Depreciation and amortisation	-	(258,361)	(258,361)
Finance costs	-	(72,080)	(72,080)
Raw materials and change in inventories	-	(101,433)	(101,433)
Commissions	-	-	-
Employee benefits expenses	-	(2,066,111)	(2,066,111)
Advertising and promotional expenses	-	(279,312)	(279,312)
Professional fees	-	(2,035,395)	(2,035,395)
Research and development expenses	-	(865,627)	(865,627)
Impairment expenses	-	-	-
Other expenses	-	(1,766,985)	(1,766,985)
Total segment expenses	-	(7,445,304)	(7,445,304)

Income tax credit/(expense)	-	-	-
Loss for the period	-	(6,294,775)	(6,294,775)
Total Segment Assets	-	15,632,979	15,632,979
Total Segment Liabilities	-	(1,640,372)	(1,640,372)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

26. SHARE BASED PAYMENTS

(a) Employee option plan

On December 21, 2020, the Company issued 12,850,000 options with an exercise price of A$0.008 (0.8cents) per option, expiring December 1, 2023 issued under an employee incentive scheme (2020: Nil). The Company, also issued various unlisted options to underwriters and sub-underwriters as a part of capital raising costs in prior year. Please refer to further details on options on Note 23.

There were no new options issued under the Employee Option Plan during the year.

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

In the year ended June 30, 2020, all Performance Rights previously issued to Dr. Paul Kasian and Mr. Xue Lee were forfeited.

After receiving another requisite shareholder approval on December 10, 2020, the Company issued additional 125,000,000 Performance Rights to Directors of the Company as follows:

●	5,000,000 Class A Performance Rights to Dr. Lindsay Wakefield
●	7,500,000 Class A Performance Rights, 25,000,000 Class B Performance Rights and 25,000,000 Class C Performance Rights to Dr. Jerzy Muchnicki
●	7,500,000 Class A Performance Rights, 25,000,000 Class B Performance Rights and 25,000,000 Class C Performance Rights to Mr. Peter Rubinstein
●	5,000,000 Class A Performance Rights to Mr. Nicholas Burrows

In prior year, the Board has approved for the following Performance Rights to be issued to the Chief Executive Officer and Chief Operating Officer:

●	60,000,000 Class D Performance Rights to Mr. Simon Morris
●	3,937,500 Class E Performance Rights to Mr. Stanley Sack

During the year, the Board has approved for the following Performance Rights to be issued to the Key Management Personnel below:

●	40,000,000 Performance Rights to Mr. Michael Tonroe
●	20,000,000 Performance Rights to Mr. Carl Stubbings
●	20,000,000 Performance Rights to Mr. Kevin Camilleri

The Company has accounted for these Performance Rights in accordance with its accounting policy for share-based payment transactions and has recorded A$437,508 (2021: A$622,725) of associated expense in the current reporting period.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

26. SHARE BASED PAYMENTS (cont.)

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

There are various formulae which can be applied to determining the theoretical value of options (including the formula known as the Black-Scholes Model valuation formula and the Binomial model).

The Company has commissioned an independent valuation of the Performance Rights. The independent valuer has applied the Binomial Model in providing the valuation of the Performance Rights.

Inherent in the application of the Binomial model are a number of inputs, some of which must be assumed. For the Performance Rights issued in the year ended June 2021, the data relied upon in applying the Binomial model was:

a)	exercise price being 0.0 cents per Performance Right for all classes;
b)	VWAP hurdle (10 days consecutive share price hurdle) equaling A$0.012 for Class A and A$0.014 for Class B, and (15 days consecutive share price hurdle) equaling $0.016 for Class D Performance Rights;
c)	sales and market cap hurdles as listed above for Class C and Class E Performance Rights;
d)	the continuously compounded risk free rate being 0.111% for all classes of Performance Rights (calculated with reference to Refinitiv – closing share price as at December 21, 2020, and 3 year Australian Government yield as at December 21, 2020);
e)	the expected option life of 2 years for Class E Performance Rights and 3 years for all other classes of Performance Rights; and
f)	a volatility measure of 158.23%.

For the Performance Rights issued during the current year, the data relied upon in applying the Binomial model was:

a)	exercise price being 0.0 cents per Performance Right for all classes;
b)	VWAP hurdle for key management personnel (15 days consecutive share price hurdle) equaling A$0.016 for Performance Rights;
c)	sales and market cap hurdles as listed above for Performance Rights;
d)	the continuously compounded risk free rate are as per table below (calculated based on yield of Australian government bonds, as at the grant dates for a 2 or 3 year period matching the expected life of Performance Rights);
e)	the expected option life of 3 years for key management personnel and 2 years for others; and
f)	a volatility measure between 149% to 161%.

Performance hurdles

The Directors, being the recipients of the Performance Rights, must remain engaged by the Company at the time of satisfaction of the performance hurdle in order for the relevant Performance Right to vest.

Performance Rights issued during the year ended June 30, 2022

The Performance Rights for key management personnel vest and are exercisable upon the Share price reaching $0.016 while or greater for more than 15-day consecutive ASX trading days.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

26. SHARE BASED PAYMENTS (cont.)

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

The Class C Performance Rights vest and are exercisable upon a minimum of 4,000 tests being processed in any 12-month period or the market cap of the Company reaching $100 million or above and being sustained for more than 10 consecutive ASX trading days, whichever happens sooner.

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

Performance rights issued during the year

	Number of Performance Rights issued	Valuation (cents)	Total fair value of Performance Rights $	Expense accounted for during the year $
Mr. Michael Tonroe	40,000,000	0.73	291,428	101,043
Mr. Carl Stubbings	20,000,000	0.52	103,104	26,459
Mr. Kevin Camilleri	20,000,000	0.42	83,216	16,719
Others	3,937,500	1.20	47,250	49,073
Total	83,937,500		524,998	193,294

Performance rights issued during prior years, lapse during the year

	Number of Performance Rights issued	Valuation per Class A (cents)	Total fair value of Class A Performance Rights $	Expense accounted for in 2021 $	Expense accounted for during the year $
Dr. Lindsay Wakefield	3,750,000	0.77	28,875	9,625	4,010
Dr. Jerzy Muchnicki	6,250,000	0.77	48,125	16,042	6,684
Mr. Peter Rubinstein	5,000,000	0.77	38,500	12,833	5,347
Total	15,000,000		115,500	38,500	16,041

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

26. SHARE BASED PAYMENTS (cont.)

Performance rights issued during prior years, vested during the year (cont.)

	Number of Performance Rights issued	Valuation per Class D (cents)	Total fair value of Class D Performance Rights $	Expense accounted for in 2021 $	Expense accounted for during the year $
Mr Simon Morriss	60,000,000	0.96	574,037	79,727	191,346

	Number of Performance Rights issued	Valuation per Class E (cents)	Total fair value of Class E Performance Rights $	Expense accounted for in 2021 $	Expense accounted for during the year $
Mr Stanley Sack	3,937,500	0.90	35,438	4,622	35,438

No Performance Rights were cancelled/forfeited during the years ended June 30, 2021 and June 30, 2022.

(c) Expenses arising from share-based payment transactions

Total expenses arising from share-based payment transactions recognised during the period as part of employee benefit expense were as follows:

	2022	2021	2020
	$	$	$
Kentgrove options issued	-	16,667	16,667
Performance rights issued	436,119	622,725	38,500
Reversal of forfeited Performance Rights	-	-	(81,984)
Options issued under employee option plan	1,389	75,186	12,375
Total expenses arising from share-based payments	437,508	714,578	(14,442)

27. COMMITMENTS

(a) Expense commitments

Expenditure commitments	2022	2021	2020
	$	$	$
Minimum expense payments
- not later than one year	-	-	-
- later than one year but not later than five years	-	-	-
- later than five years	-	-	-
Total minimum expense payments	-	-	-

Due to the adoption of IFRS 16 effective July 1, 2019, the Company no longer has any non-cancellable lease to be recognised under commitments for the year ended June 30, 2022.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

27. COMMITMENTS (cont.)

(b) Capital commitments

Significant capital expenditure contracted for at the end of the reporting period but not recognised as liabilities is as follows:

	2022	2021	2020
	$	$	$
Property, plant and equipment	-	-	466,560

The above commitment at June 30, 2020 relates to the purchase of laboratory equipment which will assist the Company to conduct more tests in the future.

28. AUDITORS’ REMUNERATION

	2022 $	2021 $	2020 $
Audit and assurance services
PricewaterhouseCoopers in respect of:
Audit (1)	20,000	72,500	274,000
Audit related fees (2)	-	-	200,000
All other fees (3)	-	-	-
Grant Thornton Audit Pty Ltd in respect of:			-
Audit (1)	241,882	168,333	-
Audit related fees (2)	-	-	-
All other fees (3)	30,000	65,000	-
Other audit firms in respect of:
Audit of the Financial Reports of subsidiaries		-	-
Total remuneration in respect of audit services	291,882	305,833	474,000

(1)	Audit fees consist of services that would normally be provided in connection with statutory and regulatory filings or engagements, including services that generally only the independent accountant can reasonably provide.

(2)	Audit related fees consist of fees billed for assurance and related services that generally only the statutory auditor could reasonably provide to a client. Included in the balance are amounts related to additional regulatory filings during the 2020 financial year. All services provided are considered audit services for the purpose of SEC classification.

(3)	All other fees consist of fees billed for financial and information technology due diligence services in respect of the Company’s acquisition of the business and assets associated with the EasyDNA brand that completed on August 13th, 2021.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

29. RELATED PARTY DISCLOSURES

Ultimate parent

Genetic Technologies Limited is the ultimate Australian parent company. As at the date of this Report, no shareholder controls more than 50% of the issued capital of the Company.

Transactions within the Company and with other related parties

During the year ended June 30, 2022, 2021 and 2020, other than compensation paid to directors and other members of key management personnel, see “Item 6.B Compensation”, the only transactions between entities within the Company and other related parties are as listed below. Except where noted, all amounts were charged on similar to market terms and at commercial rates.

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

In the year ended June 30, 2020, all Performance Rights previously issued to Dr. Paul Kasian and Mr. Xue Lee were forfeited.

After receiving shareholder approval on December 10, 2020, the Company issued additional 125,000,000 Performance Rights to Directors of the Company as follows:

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

29. RELATED PARTY DISCLOSURES (cont.)

Performance Rights Issuance (cont.)

In prior year, the Board has approved for the following Performance Rights to be issued to the Chief Executive Officer and Chief Operating Officer:

●	60,000,000 Class D Performance Rights to Mr. Simon Morris
●	3,937,500 Class E Performance Rights to Mr. Stanley Sack

During the year, the Board has approved for the following Performance Rights to be issued to the Key Management Personnel below:

●	40,000,000 Performance Rights to Mr. Michael Tonroe
●	20,000,000 Performance Rights to Mr. Carl Stubbings
●	20,000,000 Performance Rights to Mr. Kevin Camilleri

The Company has accounted for these Performance Rights in accordance with its accounting policy for share-based payment transactions and has recorded A$437,508 (2021: A$622,725) of associated expense in the current reporting period.

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

The Company’s previous Chairman, Dr. Paul Kasian was named in the formation Heads of Agreement document to be the Chairman of the Joint Venture entity. At June 30, 2022, Genetic Technologies HK Limited has 100% ownership of Hainan Aocheng Genetic Technologies Co. Limited. At this time, no Directors fees or emoluments have been paid to Dr. Kasian, nor have agreements regarding fees been reached.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

29. RELATED PARTY DISCLOSURES (cont.)

Issuance of options to directors towards sub-underwriting the capital raise (cont.)

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

During the reporting period, the Company had transactions valued at A$91,615 (2021: A$224,971) with The CFO Solution towards provision of overall CFO, accounting and other finance related activities.

Mr. Stanley Sack (former Chief Operating Officer)

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

During the reporting period, the Company had transactions valued at A$107,187 (2021: A$143,172) with Mr. Stanley Sack’s entity Cobben Investments towards provision of consulting services in relation to provision of duties related to Chief Operating Officer of the Company.

Mr. Peter Rubinstein (Non-Executive Director and Chairman)

During the financial year ended June 30, 2020, the Board approved to obtain consulting services in relation to capital raises, compliance, NASDAQ hearings and investor relations from its Non-Executive Director and current Chairman, Mr. Peter Rubinstein. The services procured were through Mr. Peter Rubinstein’s associate entity ValueAdmin.com Pty Ltd and amounted to A$60,000 (2021: A$60,000) that is included as part of the cash salary and fees in the remuneration report as at June 30, 2022.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

29. RELATED PARTY DISCLOSURES (cont.)

Dr. Jerzy Muchnicki (Non-Independent Non-Executive Director)

During the financial year ended June 30, 2022, the Board approved to obtain consulting services in relation to PRS and Germline Integration; Epigenetics; Somatic Testing; NIPT; Carrier testing and related marketing advice from its Non-Independent Non-Executive Director, Dr. Jerzy Muchnicki. The services procured were through Dr. Jerzy Muchnicki’s private consultancy and amounted to A$50,000 (2021: Nil) that is included as part of the cash salary and fees in the remuneration report as at June 30, 2022.

There were no transactions with parties related to Key Management Personnel during the year other than that disclosed above.

Details of Directors and Key Management Personnel as at balance date

Directors

●	Mr. Peter Rubinstein (Independent Non-Executive & Chairman)
●	Dr. Jerzy Muchnicki (Non-Independent Non-Executive)
●	Dr. Lindsay Wakefield (Independent Non-Executive)
●	Mr. Nicholas Burrows (Independent Non-Executive) (appointed September 2, 2019)

Key Management Personnel (KMPs)

●	Mr. Simon Morriss (Chief Executive Officer) (appointed 1 February 2021)
●	Dr. Richard Allman (Chief Scientific Officer)
●	Mr. Phillip Hains (Chief Financial Officer) (July 15, 2019 to 15 June 2021)
●	Mr. Mike Tonroe (Chief Financial Officer) (appointed 15 June 2021)
●	Mr. Stanley Sack (former Chief Operating Officer) (May 18, 2020 to April 30, 2022)
●	Mr. Kevin Camilleri (Chief Executive Officer of EasyDNA) (appointed August 16, 2021)
●	Mr. Carl Stubbings (Chief Commercial Officer) (appointed September 1, 2021)

	2022 $	2021 $	2020 $
Remuneration of Key Management Personnel
Short-term employee benefits	1,894,413	1,035,302	638,659
Post-employment benefits	125,822	79,042	53,614
Share-based payments	387,046	650,911	(32,498)
Other long-term benefits	4,797	4,589	3,231
Termination benefits	-	-	-
Total remuneration of Key Management Personnel	2,412,078	1,787,933	663,006

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

30. SUBSIDIARIES

The following diagram is a depiction of the Company structure as at June 30, 2022.

		Company interest (%)		Net carrying value ($)
Name of Company	Incorporation details	2022	2021	2022	2021
Entities held directly by parent
GeneType Pty. Ltd. (Dormant)	September 5, 1990 Victoria, Australia	100%	100%	-	-
Genetic Technologies Corporation Pty. Ltd. (Genetic testing)	October 11, 1996 NSW, Australia	100%	100%	2	2
Gene Ventures Pty. Ltd. (1) (Dormant)	March 7, 2001 NSW, Australia	100%	100%	10	10
GeneType Corporation (Dormant)	December 18, 1989 California, U.S.A.	100%	100%	-	-
Phenogen Sciences Inc. (BREVAGenTM)	June 28, 2010 Delaware, U.S.A.	100%	100%	11,006	11,006
Hainan Aocheng Genetic Technologies Co Ltd	March 18, 2019 Hong Kong, China	100%	100%	-	-
Genetic Technologies HK Ltd	March 18, 2019 Hong Kong, China	100%	100%	-	-
Helix Genetics Limited	July 7, 2021 Malta	100%	-	-	-
Genetype UK Limited	April 26, 2022 United Kingdom	100%	-	-	-
Total carrying value				11,018	11,018

(1)	On 26 April 2018, the name of RareCellect Pty Ltd (ACN 096 135 9847) was changed to Gene Ventures Pty Ltd (ACN 096 135 947)

31. FINANCIAL RISK MANAGEMENT

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

31. FINANCIAL RISK MANAGEMENT (cont.)

Exposure

The Company’s exposure to foreign currency risk at the end of the reporting period, expressed in Australian dollar, was as follows:

	June 30, 2022			June 30, 2021
	USD	CAD	EUR	USD	CAD	EUR
	$	$	$	$	$	$
Cash at Bank / on hand	3,299,787	3,318	199,758	7,868,978	-	36,787
Trade and other receivables	606,075	-	16,033	31,908	-	-
Trade and other payables	(412,511)	(1,652)	(46,790)	(27,001)	(1,236)	-

Sensitivity

As shown in the table above, the Company is primarily exposed to changes in USD/AUD exchange rates. The sensitivity of profit or loss to changes in the exchange rates arises mainly from USD denominated financial instruments.

The Company has conducted a sensitivity analysis of its exposure to foreign currency risk. Based on the financial instruments held as at June 30, 2022, had the Australian dollar weakened/strengthened by 8.3% (2021: 4.9%) against the USD with all other variables held constant, the Company’s post-tax loss for the year would have been A$289,607 lower/higher (2021: A$388,466 lower/higher).

●	USD: 8.3% (2021: 4.9%)

The Company is less sensitive to movements in the AUD/USD exchange rates in 2022 than 2021 because of the reduced amount of USD denominated cash and cash equivalents. The US warrants financial liability will be equity settled upon exercise of the US warrants. However, as the exercise will be done with an exercise price in US dollars, there is a foreign exchange risk due to the subsequent translation to Australian dollars. The Company’s exposure to other foreign exchange movements is not material.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

31. FINANCIAL RISK MANAGEMENT (cont.)

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

Contractual maturities	Less than 6 months	6 – 12 months	Between 1 and 2 years	Between 2 and 5 years	Over 5 years	Total contractual cash flows	Carrying amount (assets)/ liabilities
of financial liabilities	$	$	$	$	$	$	$
At June 30, 2022
Trade and other payables	2,122,379	-	-	-	-	2,122,379	2,122,379
Lease liabilities	133,507	136,250	255,601	163,896	-	689,254	652,526
Total	2,255,886	136,250	255,601	163,896	-	2,811,633	2,774,905

Contractual maturities of	Less than 6 months	6 – 12 months	Between 1 and 2 years	Between 2 and 5 years	Over 5 years	Total contractual cash flows	Carrying amount (assets)/ liabilities
financial liabilities	$	$	$	$	$	$	$
At June 30, 2021
Trade and other payables	760,350	-	-	-	-	760,350	760,350
Lease liabilities	129,057	50,569	24,412	-	-	204,038	204,038
Total	889,407	50,569	24,412	-	-	964,388	964,388

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

31. FINANCIAL RISK MANAGEMENT (cont.)

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

At June 30, 2022, if interest rates had changed by +/- 50 basis points from the year-end rates, with all other variables held constant, the Company’s loss for the year would have been A$40,369 lower / higher (2021: loss A$14,775 lower / higher), as a result of higher / lower interest income from cash and cash equivalents and deposits in place.

The exposure to interest rate risks and the effective interest rates of financial assets and liabilities, both recognised and unrealised, for the Company is as follows:

		Floating rate	Fixed rate	Carrying amount	Weighted ave. effective rate	Ave. maturity Period
	Year	A$	A$	A$	%	Days
Financial assets
Cash at bank / on hand	2022	1,971,827	9,759,498	11,731,325	1.31	At call
	2021	2,955,047	17,947,235	20,902,282	0.2%	At call
Performance bond / deposits	2022	-	13,257	13,257	-	At call
	2021	-	1,856	1,856	-	At call
Totals	2022	1,971,827	9,772,755	11,744,582
	2021	2,955,047	17,949,091	20,904,138
Financial liabilities
Borrowings	2022	-	-	-	-	-
	2021	-	-	-	-	-
Leases	2022	-	652,526	652,526	4.55	-
	2021	-	204,038	204,038	5.37%	-
Totals	2022	-	652,526	652,526
	2021	-	204,038	204,038

Note The Company holds the balance of its cash in non-interest-bearing bank accounts.

32. SUBSEQUENT EVENTS

The Company executed an acquisition agreement (“Acquisition Agreement”) on July 14th, 2022 to acquire 100% ownership in the direct-to-consumer eCommerce business and distribution rights associated with AffinityDNA. The Acquisition Agreement provides for the acquisition of all AffinityDNA’s assets (including websites, brand identities, laboratory testing, distribution agreement and three employees) for a purchase price of GBP555,000. The acquisition of AffinityDNA will provide GTG with an additional and complimentary platform to further build its existing direct-to-consumer offerings and lifestyle division. The purchase price allocation has yet to be conducted as at the date of this financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

33. CAPITAL MANAGEMENT

(a) Risk management

The Company’s objectives when managing capital are to:

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

(b) Dividends

No dividends were declared or paid to members for the year ended June 30, 2022 (2021: nil). The Company’s franking account balance was nil at June 30, 2022 (2021: nil).

34. PARENT ENTITY FINANCIAL INFORMATION

The individual financial statements for the parent entity show the following aggregate amounts:

	2022 $	2021 $	2020 $
Balance sheet
Current assets	5,022,689	21,809,918	11,646,391
Non-current assets	5,815,118	2,011,338	345,236
Total assets	10,837,807	23,821,256	11,991,627
Current liabilities	2,270,626	1,317,378	10,095,549
Non-current liabilities	589,745	7,694,668	1,117,947
Total liabilities	2,860,371	9,012,046	11,213,496
Shareholders’ equity
Share Capital Reserves	155,138,636	153,574,974	140,111,073
Other reserves	(117,131)	(117,131)	(117,131)
Share-based payments	8,937,157	8,499,649	6,184,391
Retained earnings	(155,981,226)	(147,148,282)	(145,400,202)

Total Equity	7,977,436	14,809,210	778,131

Profit/(Loss) for the year	(8,833,064)	(1,601,672)	(8,816,667)

For the year ended June 30, 2021, A$4,482,965 impairment loss previously recognised on intercompany loan balances between the parent and its subsidiaries was reversed. (2020: A$3,782,537 recognised as impairment loss).

35. CONTINGENT LIABILITIES AND CONTINGENT ASSETS

The Company had no contingent liabilities at June 30, 2022 (2021: nil).

Australian Disclosure Requirements

All press releases, financial reports and other information are available using the stock code GTG on the Australian Securities Exchange website: www2.asx.com.au

