Form 20-F
period 2023-06-30
GENETIC TECHNOLOGIES LTD
filed 2023-08-30
CIK 1166272

Commission file number 000-51504

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EX- CHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended June 30, 2023

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EX- CHANGE ACT OF 1934

Date of event requiring this shell company report .. . . . . . . . . . . . . . . . . . .

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

Securities registered or to be registered pursuant to Section 12(g) of the Act: American Depositary Shares, each representing 600 Ordinary Shares.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. There were 11,541,658,143 Ordinary Shares outstanding as of June 30, 2023.

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

☐ Yes ☒ No

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.

☐ Yes ☒ No

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b).

☐ Yes ☒ No

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued y the International Accounting Standards Board ☒	Other ☐

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

ii

INTRODUCTION

In this Annual Report, the “Company,” “Genetic Technologies”, “GTG”, “the Group”, “we,” “us” and “our” refer to Genetic Technologies Limited and its consolidated subsidiaries.

Our consolidated financial statements are set out beginning on page F-1 of this Annual Report (refer to Item 18 “Financial Statements”).

References to the “ADSs” are to our ADSs described in Item 12.D “American Depositary Shares” and references to the “Ordinary Shares” are to our Ordinary Shares described in Item 10.

Our fiscal year ends on June 30 and references in this Annual Report to any specific fiscal year are to the twelve-month period ended on June 30 of such year.

FORWARD-LOOKING STATEMENTS

This Annual Report contains forward-looking statements that involve risks and uncertainties. We use words such as “anticipates”, “believes”, “plans”, “expects”, “future”, “intends” and similar expressions to identify such forward-looking statements. This Annual Report also contains forward-looking statements attributed to certain third parties relating to their estimates regarding the growth of Genetic Technologies and related markets and spending. You should not place undue reliance on these forward-looking statements, which apply only as of the date of this Annual Report. Our actual results could differ materially from those anticipated in these forward- looking statements for many reasons, including the risks faced by us described below under the caption “Risk Factors” and elsewhere in this Annual Report.

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

Risk Factor Summary

Risk Related to our Business

●	A variety of risks associated with commercializing our products and product candidates internationally could materially adversely affect our business.
●	Our Company has a history of incurring losses.
●	We may not be successful in transitioning from our existing product portfolio to our next generation of risk assessment tests, and our newly developed approach to marketing and distribution of such products may not generate revenues.
●	Our products may never achieve significant market acceptance.
●	We face additional risks as a result of the EasyDNA and AffinityDNA acquisitions and may be unable to integrate our businesses successfully and realize the anticipated synergies and related benefits of these acquisitions or do so within the anticipated time frame.
●	Failure to demonstrate the clinical utility of our products could have a material adverse effect on our financial condition and results of operations.
●	If our competitors develop superior products, our operations and financial condition could be affected.
●	We have important relationships with external parties over whom we have limited control.
●	We may be subject to liability and our insurance may not be sufficient to cover damages.
●	Security breaches, privacy issues, loss of data and other incidents could compromise sensitive or personal information related to our business or prevent us from accessing critical information and expose us to liability, which could adversely affect our business and our reputation.
●	We use potentially hazardous materials, chemicals and patient samples in our business and any disputes relating to improper handling, storage or disposal of these materials could be time consuming and costly.
●	Our industry is subject to rapidly changing technology and new and increasing amounts of scientific data related to genes and genetic variants and their role in disease.
●	We depend on the collaborative efforts of our academic and corporate partners for research, development and commercialization of our products. A breach by our partners of their obligations, or the termination of the relationship, could deprive us of valuable resources and require additional investment of time and money.
●	If our sole laboratory facility becomes inoperable, we may be unable to perform our tests and our business will be harmed.
●	The loss of key members of our senior management team or our inability to attract and retain highly skilled scientists, clinicians and salespeople could adversely affect our business.

●	Changes in the way that the Food & Drug Administration (FDA) regulates our tests could result in the delay or additional expense in offering our tests and tests that we may develop in the future.
●	Our business could be harmed from the loss or suspension of a license or imposition of a fine or penalties under, or future changes in, or changing interpretations of, Clinical Laboratory Improvements Amendments (CLIA) or state laboratory licensing laws to which we are subject.
●	Failure to establish and comply with appropriate quality standards to assure that the highest level of quality is observed in the performance of our testing services and in the design, manufacture and marketing of our products could adversely affect the results of our operations and adversely impact our reputation.
●	We could be adversely affected by violations of the Foreign Corrupt Practices Act (FCPA) and other worldwide anti-bribery laws.
●	If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud.
●	Failure to comply with health information privacy laws, including Health Insurance Portability and Accountability Act of 1996 (HIPAA) or other U.S. federal or state health information privacy and security laws, as applicable, may negatively impact our business.
●	If we or our partners fail to comply with the complex federal, state, local and foreign laws and regulations to the extent that apply to our business, we could suffer severe consequences that could materially and adversely affect our operating results and financial condition.
●	A failure to comply with any of federal or state laws to the extent such are applicable to our business, particularly laws related to the elimination of healthcare fraud, may adversely impact our business.
●	We face risks associated with currency exchange rate fluctuations, which could adversely affect our operating results.
●	Government regulation of genetic research or testing may adversely affect the demand for our services and impair our business and operations.
●	Failure in our information technology systems could significantly increase testing turn-around times or impact on the billing processes or otherwise disrupt our operations.
●	Any significant disruption in service on our website or in our computer or logistics systems, whether due to a failure with our information technology systems or that of a third-party vendor, could harm our reputation and may result in a loss of customers.
●	Breaches of network or information technology, natural disasters or terrorist attacks could have an adverse impact on our business.
●	Ethical and other concerns surrounding the use of genetic information may reduce the demand for our services.
●	Risks associated with our intellectual property.
●	We rely heavily upon patents and proprietary technology that may fail to protect our business.
●	We may face difficulties in certain jurisdictions in protecting our intellectual property rights, which may diminish the value of our intellectual property rights in those jurisdictions.
●	Our operations may be adversely affected by the effects of extreme weather conditions or other interruptions in the timely transportation of specimens.
●	Our Consumer Initiated Testing (CIT) Platform will expose us to various risks.
●	Discontinuation or recalls of existing testing products or our customers using new technologies to perform their own tests could adversely affect our business.
●	The Polygenic Risk Score (PRS) test may not be able to obtain necessary regulatory clearance, and therefore we may not generate any revenue.
●	If the PRS test is required to obtain and maintain FDA approvals, it will be subject to continuing governmental regulations and additional foreign regulations.
●	Declining general economic or business conditions may have a negative impact on our business.

Risk Related to our Securities

●	Our ADSs may be delisted from the NASDAQ Capital Market.
●	Our stock price is volatile and can fluctuate significantly based on events not in our control and general industry conditions. As a result, the value of your investment may decline significantly.
●	The fact that we do not expect to pay cash dividends may lead to decreased prices for our stock.
●	You may have difficulty in effecting service of legal process and enforcing judgments against us and our management.

●	Because we are not required to provide you with the same information as an issuer of securities based in the United States, you may not be afforded the same protection or information you would have if you had invested in a public corporation based in the United States.
●	As a foreign private issuer, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq corporate governance listing standards and these practices may afford less protection to shareholders than they would enjoy if we complied fully with Nasdaq corporate governance listing standards.
●	As a result of being a U.S. public company, we are subject to additional regulatory compliance requirements, including Section 404, and if we fail to maintain an effective system of internal controls, we may not be able to accurately report our financial results or prevent fraud.
●	We will incur significant costs as a result of operating as a company with ADSs that are publicly traded in the United States, and our management will be required to devote substantial time to new compliance initiatives.
●	The dual listing of our ordinary shares and the ADSs may negatively impact the liquidity and value of the ADSs.
●	Australian takeover laws may discourage takeover offers being made for us or may discourage the acquisition of a significant position in our ordinary shares or ADSs.
●	Our Constitution and Australian laws and regulations applicable to us may adversely affect our ability to take actions that could be beneficial to our shareholders.
●	A lack of significant liquidity for our ADSs may negatively affect your ability to resell our securities.
●	In certain circumstances, holders of ADSs may have limited rights relative to holders of Ordinary Shares.

Risk Related to Taxation

●	We may be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences for U.S. holders.
●	If a United States person is treated as owning at least 10% of our ordinary shares, such holder may be subject to adverse U.S. federal income tax consequences.
●	Changes to tax laws could materially adversely affect our company and reduce net returns to our shareholders.
●	Tax authorities may disagree with our positions and conclusions regarding certain tax positions, resulting in unanticipated costs, taxes or non-realization of expected benefits.

Risks Related to our Business

A variety of risks associated with commercializing our products and product candidates internationally could materially adversely affect our business.

We, or our licensing partners, may seek regulatory approval for our products or product candidates in multiple jurisdictions, accordingly, we expect that we will be subject to additional risks for our products and product candidates related to operating in foreign countries if we obtain the necessary approvals, including:

●	differing regulatory requirements in foreign countries;
●	the potential for so-called parallel importing, when a local seller, faced with high or higher local prices, opts to import goods from a foreign market (with low or lower prices) rather than buying them locally;
●	unexpected changes in tariffs, trade barriers, price and exchange controls and other regulatory requirements;
●	economic weakness, including inflation, or political instability in particular foreign economies and markets;
●	compliance with tax, employment, immigration and labor laws for employees living or traveling abroad;
●	foreign taxes, including withholding of payroll taxes;
●	foreign currency fluctuations, which could result in increased operating expenses and reduced revenues, and other obligations incident to doing business in another country;
●	difficulties staffing and managing foreign operations;
●	workforce uncertainty in countries where labor unrest is more common than in Australia or the U.S.;
●	challenges enforcing our contractual and intellectual property rights, especially in those foreign countries that do not respect and protect intellectual property rights to the same extent as in Australia or the U.S.;
●	production shortages resulting from any events affecting raw material supply or manufacturing capabilities abroad; and
●	business interruptions resulting from geo-political actions, including war and terrorism.

These and other risks associated with our or our licensing partners’ international operations may materially adversely affect our ability to attain or maintain profitable operations.

Our Company has a history of incurring losses.

We have incurred operating losses in every year since the year ended June 30, 2011. As at June 30, 2023, the Company had accumulated losses of A$156,715,687 and the extent of any future losses and whether or not the Company can generate profits in future years remains uncertain. The Company currently does not generate sufficient revenue to cover its operating expenses. We expect our capital outlays and operating expenditures to remain constant for the foreseeable future as we continue to focus on R&D and new product development, IP creation and the introduction of predictive genetic testing products. If we fail to generate sufficient revenue and eventually become profitable, or if we are unable to fund our continuing losses by raising additional financing when required, our shareholders could lose all or part of their investments.

We may not be successful in expanding our revenues, and therefore improving operational profitability, of the recently acquired EasyDNA and AffinityDNA businesses or achieve significant commercial sales of the portfolio to our next generation of geneType risk assessment tests.

Although GTG have recently achieved a significant increase in product revenues, which are largely attributable to the recently acquired EasyDNA and AffinityDNA businesses and the Company has recently developed, launched and marketed our geneType Multi- risk test, we believe that our future success is dependent upon our ability to grow revenues from our existing product offerings and to successfully introduce and sell our newly developed products including our innovative hereditary breast and ovarian cancer test, due for launch in financial year 2024. Although we believe that we now have world class products that are poised to be an important part of making predictive genetic testing a mainstream healthcare activity, we may not be successful in transitioning from our existing products to these products, and there can be no assurance that the demand for these new products will develop. Furthermore, we plan to introduce our new products to healthcare providers through a global network of distribution partners instead of through our own sales force. Although we believe that we are building worthwhile sales and distribution relationships with experienced distribution firms, there can be no assurance that we will be able to enter into distribution arrangements on terms satisfactory to us, and that our marketing strategy will be successful and result in significant revenues.

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

We face additional risks as a result of the EasyDNA and AffinityDNA acquisitions. We may be unable to integrate our businesses successfully and realize the anticipated synergies and related benefits of these acquisitions or do so within our anticipated timeframes. Including:

●	difficulties in integrating and managing the combined operations of EasyDNA and AffinityDNA, and realizing the anticipated economic, operational, and other benefits in a timely manner, which could result in substantial costs and delays or other operational, technical, or financial problems;
●	disruptions to the EasyDNA and AffinityDNA businesses and their operations and relationships with service providers and other third parties;
●	loss of key employees of EasyDNA and AffinityDNA and other challenges associated with integrating new employees into our culture, as well as reputational harm if integration is not successful;
●	diversion of management time and focus from operating our business to addressing the EasyDNA and AffnityDNA operations integration challenges;
●	diversion of significant resources from the ongoing development of our existing products, services, and operations;
●	failure to successfully realize our intended business strategy;
●	increase in the operating losses that we expect to incur in future periods;
●	regulatory complexities of integrating or managing the combined operations or expanding into other industries or parts of the healthcare industry;
●	regulatory developments or enforcement trends focusing on corporate practice of medicine;
●	greater than anticipated costs related to the integration of the EasyDNA and AffinityDNA businesses and operations;
●	increase in compliance and related costs associated with the addition of a regulated business;

●	responsibility for the liabilities of EasyDNA and AffinityDNA, including those that were not disclosed to us or exceed our estimates, as well as, without limitation, liabilities arising out of their failure to maintain effective data protection and privacy practices controls and comply with applicable regulations; and
●	potential accounting charges to the extent intangibles recorded in connection with the EasyDNA and AffinityDNA acquisitions, such as goodwill, trademarks, client relationships, or intellectual property, are later determined to be impaired and written down in value.

Failure to demonstrate the clinical utility of our geneType products could have a material adverse effect on our financial condition and results of operations.

The Company believes that its current GeneType risk assessment tests, along with the pipeline of new tests for additional disease indications under development have the capacity to transform health outcomes for entire populations. However, it is critical for the Company to demonstrate the clinical utility of its new products at scale. Clinical utility is the usefulness of a test for clinical practice. If the Company is unable to demonstrate clinical utility, or if the data is deemed insufficient to validate utility, there may be insufficient demand for the Company’s products.

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

Our competitive position in the molecular risk assessment and predictive testing area is based upon, amongst other things, our ability to:

●	continue to strengthen and maintain scientific credibility through the process of obtaining scientific validation through clinical trials supported by peer-reviewed publication in medical journals;
●	create and maintain scientifically advanced technology and offer proprietary products and services;
●	continue to strengthen and improve the messaging regarding the importance and value that our cancer risk assessment tests provide to patients and physicians;
●	diversify our product offerings in disease types;
●	obtain and maintain patent or other protection for our products and services;
●	obtain and maintain required government approvals and other accreditations on a timely basis; and
●	successfully market our products and services.

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

In the ordinary course of our business, we collect and store sensitive data, including Protected Health Information, (PHI), personally identifiable information, genetic information, credit card information, intellectual property and proprietary business information owned or controlled by ourselves or our customers, payers and other parties. We manage and maintain our applications and data utilizing a combination of on-site systems, managed data center systems and cloud-based systems. We also communicate PHI and other sensitive patient data through our various customer tools and platforms. In addition to storing and transmitting sensitive data that is subject to multiple legal protections, these applications and data encompass a wide variety of business-critical information including research and development information, commercial information, and business and financial information. We face a number of risks relative to protecting this critical information, including loss of access risk, inappropriate disclosure, inappropriate modification, and the risk of our being unable to adequately monitor and modify our controls over our critical information. Any technical problems that may arise in connection with our data and systems, including those that are hosted by third-party providers, could result in interruptions to our business and operations or exposure to security vulnerabilities. These types of problems may be caused by a variety of factors, including infrastructure changes, intentional or accidental human actions or omissions, software errors, malware, viruses, security attacks, fraud, spikes in customer usage and denial of service issues. In addition, there has recently been a significant increase in ransomware and cyber security attacks related to the ongoing conflict between Russia and Ukraine, which could result in substantial harm to internal systems necessary for running our critical operations and revenue generating services.

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

Any security compromise that causes an apparent privacy violation could also result in legal claims or proceedings; liability under federal, state, foreign, or multinational laws that regulate the privacy, security, or breach of personal information, such as but not limited to the Health Insurance Portability and Accountability Act of 1996, or HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009, or HITECH, state data security and data breach notification laws, the European Union’s General Data Protection Regulation, or GDPR, and the UK Data Protection Act of 2018; and related regulatory penalties. Penalties for failure to comply with a requirement of HIPAA or HITECH vary significantly, and, depending on the knowledge and culpability of the HIPAA-regulated entity, may include civil monetary penalties of up to US$1.5 million per calendar year for each provision of HIPAA that is violated. A person who knowingly obtains or discloses individually identifiable health information in violation of HIPAA may face a criminal penalty of up to US$50,000 and up to one-year imprisonment. The criminal penalties increase if the wrongful conduct involves false pretenses or the intent to sell, transfer or use identifiable health information for commercial advantage, personal gain or malicious harm. Penalties for unfair or deceptive acts or practices under the FTC Act or state Unfair and Deceptive Acts and Practices, or UDAP, statutes may also vary significantly.

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

Our research and development, production and service activities involve the controlled use of hazardous laboratory materials and chemicals, including small quantities of acid and alcohol, and fluid (i.e. saliva, blood) as well as tissue samples from customers. We do not knowingly deal with infectious samples. We, our collaborators and service providers are subject to stringent Australian federal, state and local laws and regulations governing occupational health and safety standards, including those governing the use, storage, handling and disposal of these materials and certain waste products. However, we could be liable for accidental contamination or discharge or any resultant injury from hazardous materials, and conveyance, processing, and storage of and data on patient samples. If we, our collaborators or service providers fail to comply with applicable laws or regulations, we could be required to pay penalties or be held liable for any damages that result and this liability could exceed our financial resources. Further, future changes to environmental health and safety laws could cause us to incur additional expense or restrict our operations.

In addition, our collaborators and service providers may be working with these same types of hazardous materials, including hazardous chemicals, in connection with our collaborations. In the event of a lawsuit or investigation, we could be held responsible for any injury caused to persons or property by exposure to, or release of, these hazardous materials or customer samples that may contain infectious materials. The cost of this liability could exceed our resources. While we maintain broad form liability insurance coverage for these risks, the level or breadth of our coverage may not be adequate to fully cover potential liability claims.

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

If our sole laboratory facility becomes inoperable, we may be unable to perform our tests and our business will be harmed.

We rely heavily upon our sole laboratory facilities in Melbourne, Australia, which has been certified under the U.S. CLIA. Our current lease of laboratory premises expires February 28, 2025. The facility and the equipment we use to perform our tests would be costly to replace and could require substantial lead time to repair or replace. If we were to lose our CLIA certification or other required certifications or licenses, or if the facility is harmed or rendered inoperable by natural or man-made disasters, including flooding and power outages, it will be difficult or impossible for us to perform our tests for some period of time. The inability to perform our tests or the backlog of tests that could develop if our facility is inoperable for even a short period of time may result in the loss of customers or harm our reputation, and we may be unable to regain those customers in the future.

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

Our research and development programs and commercial laboratory operations depend on our ability to attract and retain highly skilled scientists and technicians, including licensed laboratory technicians, chemists, biostatisticians and engineers. We may not be able to attract or retain qualified scientists and technicians in the future due to the competition for qualified personnel among life science businesses. In addition, if there were to be a shortage of clinical laboratory scientists in coming years, this would make it more difficult to hire sufficient numbers of qualified personnel. We also face competition from universities and public and private research institutions in recruiting and retaining highly qualified scientific personnel. Our success also depends on our ability to attract and retain salespeople with extensive experience in oncology and have close relationships with medical oncologists, pathologists and other hospital personnel. We may have difficulties sourcing, recruiting or retaining qualified salespeople, which could cause delays or a decline in the rate of adoption of our tests. If we are not able to attract and retain the necessary personnel to accomplish our business objectives, we may experience constraints that could adversely affect our ability to support our research and development and sales programs.

Changes in the way that the FDA regulates our tests could result in the delay or additional expense in offering our tests and tests that we may develop in the future.

Historically, the U.S. Food and Drug Administration (“FDA”) has exercised enforcement discretion with respect to most Laboratory Developed Tests (“LDTs”) and has not required laboratories that furnish LDTs to comply with the agency’s requirements for medical devices (e.g., establishment registration, device listing, quality systems regulations, premarket clearance or premarket approval, and post-market controls). In recent years, however, the FDA publicly announced its intention to regulate certain LDTs and issued two draft guidance documents that set forth a proposed phased-in risk-based regulatory framework that would apply varying levels of FDA oversight to LDTs. However, these guidance documents were withdrawn at the end of the Obama administration and replaced by an informal discussion paper reflecting some of the feedback that FDA had received on LDT regulation. The FDA acknowledged that the discussion paper in January 2017 does not represent the formal position of the FDA and is not enforceable. Nevertheless, the FDA wanted to share its synthesis of the feedback that it had received in the hope that it might advance public discussion on future LDT oversight. Notwithstanding the discussion paper, the FDA continues to exercise enforcement discretion and may decide to regulate certain LDTs on a case-by-case basis at any time, which could result in delay or additional expense in offering our tests and tests that we may develop in the future.

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

Further, CLIA does not pre-empt state law, which in some cases may be more stringent than federal law and require additional personnel qualifications, quality control, record maintenance and proficiency testing. The sanction for failure to comply with CLIA and state requirements may be suspension, revocation or limitation of a laboratory’s CLIA certificate, which is necessary to conduct business, as well as significant fines, civil and criminal penalties, the imposition of directed plan of correction, and on-site monitoring. If we were to be found out of compliance with CLIA program requirements and subjected to sanctions, our business and reputation could be harmed. Several states have similar laws, and we may be subject to similar penalties. If the CLIA certification of one laboratory owned by the Company is suspended or revoked that may preclude the Company from owning or operating any other CLIA regulated laboratory for two years. Further, even if it were possible for us to bring our laboratory back into compliance, we could incur significant expenses and potentially lose revenue in doing so.

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

We are subject to the FCPA, which prohibits companies and their intermediaries from making payments in violation of law to non-U.S. government officials for the purpose of obtaining or retaining business or securing any other improper advantage. We are increasing our direct sales and operations personnel outside the United States, in which we have limited experience. We use a limited number of independent distributors to sell our tests internationally, which requires a high degree of vigilance in maintaining our policy against participation in corrupt activity, because these distributors could be deemed to be our agents, and we could be held responsible for their actions. Other U.S. companies in the medical device and pharmaceutical fields have faced criminal penalties under the FCPA for allowing their agents to deviate from appropriate practices in doing business with these individuals. We are also subject to similar anti- bribery laws in the jurisdictions in which we operate, including anti-bribery laws in Australia which also prohibits commercial bribery and makes it a crime for companies to fail to prevent bribery. These laws are complex and far-reaching in nature, and, as a result, we cannot assure you that we would not be required in the future to alter one or more of our practices to be in compliance with these laws or any changes in these laws or the interpretation thereof. Any violations of these laws, or allegations of such violations, could disrupt our operations, involve significant management distraction, involve significant costs and expenses, including legal fees, and could result in a material adverse effect on our business, prospects, financial condition or results of operations. We could also incur severe penalties, including criminal and civil penalties, disgorgement and other remedial measures.

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

As of June 30, 2023, our Chief Executive Officer and Chief Financial Officer assessed the effectiveness of our internal control over financial reporting. We did not identify any material weakness in our internal control over financial reporting during the year. However, we cannot assure you that the measures we have taken to date, and actions we may take in the future, will be sufficient to prevent potential future material weaknesses.

Failure to comply with health information privacy laws, including HIPAA or other U.S. federal or state health information privacy and security laws, as applicable, may negatively impact our business.

Pursuant to the Health Insurance Portability and Accountability Act of 1996, or HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009, or HITECH, covered entities (including health plans, healthcare clearinghouses, and certain healthcare providers), as well as their respective “business associates” that create, receive, maintain or transmit individually identifiable health information for or on behalf of a covered entity, with respect to safeguarding the privacy, security and transmission of individually identifiable health information. Individuals and entities who are subject to HIPAA must comply with comprehensive privacy and security standards with respect to the use and disclosure of protected health information, as well as standards for electronic transactions, including specified transaction and code set rules. Under HITECH, HIPAA was expanded, including requirements to provide notification of certain identified data breaches, direct patient access to laboratory records, the extension of certain HIPAA privacy and security standards directly to business associates, and heightened penalties for noncompliance, and enforcement efforts. Failure to comply with HIPAA or other U.S. federal and state health information privacy and security laws, as applicable, could result in significant penalties

If we or our partners fail to comply with the complex federal, state, local and foreign laws and regulations to the extent that apply to our business, we could suffer severe consequences that could materially and adversely affect our operating results and financial condition.

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

These laws and regulations are complex and are subject to interpretation by the courts and by government agencies. Our failure to comply could lead to significant administrative civil or criminal penalties, exclusion from participation in state and federal health care programs, imprisonment, disgorgement, and prohibitions or restrictions on our laboratory’s ability to provide or receive payment for our services. We believe that we are in material compliance with all statutory and regulatory requirements that apply to us, but there is a risk that one or more government agencies could take a contrary position, or that a private, party could file suit under the qui tam provisions of the federal False Claims Act or a similar state law. Such occurrences, regardless of their outcome, could damage our reputation and adversely affect important business relationships with third parties, including managed care organizations, and other private third-party payers.

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

We receive a portion of our revenues and pay a portion of our expenses in currencies other than the Australian dollar, such as the U.S. dollar, the Euro and the British pound. As a result, we are at risk for exchange rate fluctuations between such foreign currencies and the Australian dollar, which could affect the results of our operations. If the Australian dollar strengthens against foreign currencies, the translation of these foreign currency denominated transactions will result in decreased revenues and operating expenses. We may not be able to offset adverse foreign currency impact with increased revenues. Other than holding foreign currency bank accounts in which revenues from foreign currency denominated sales are held, offering a natural hedge against some foreign currency expenditures, we do not currently utilize other hedging strategies to mitigate foreign currency risk. Even if we were to implement hedging strategies to mitigate foreign currency risk, these strategies might not eliminate our total exposure to foreign exchange rate fluctuations and would involve costs and risks of their own, such as ongoing management time and expertise, external costs to implement the strategies and potential accounting implications.

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

Our systems and operations are also vulnerable to damage or interruption from fire, flood, power loss, telecommunications failure, terrorist attacks, acts of war, electronic and physical break-ins, earthquake and similar events. For example, our headquarters are located in Melbourne, Australia where increased bush fire and flood activity has recently been experienced. In the event of any catastrophic failure involving our website, we may be unable to serve our web traffic. In addition, our sole laboratory in Melbourne, Australia is responsible for a significant portion of our operations of our geneType risk assessment tests, these operations would be materially disrupted in the event any of these events were to occur. The occurrence of any of the foregoing risks could result in damage to our systems or could cause them to fail completely, and our insurance may not cover such risks or may be insufficient to compensate us for losses that may occur.

Additionally, our business model is dependent on our ability to deliver kits to customers and have kits processed and returned to us. This requires coordination between our logistics providers and third-party shipping services. Operational disruptions may be caused by factors outside of our control such as hostilities, political unrest, terrorist attacks, natural disasters, pandemics (such as COVID-19) and public health emergencies, affecting the geographies where our operations and customers are located. We may not be effective at preventing or mitigating the effects of such disruptions, particularly in the case of a catastrophic event. In addition, operational disruptions may occur during the holiday season, causing delays or failures in deliveries of our kits. Any such disruption may result in lost revenues, a loss of customers and reputational damage, which would have an adverse effect on our business, results of operations and financial condition.

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

We may be required to transport specimens from the U.S. or other distant locations to our laboratory located in Melbourne, Australia. Our operations may be adversely impacted by extreme weather conditions or other interruptions such as was the case with the COVID pandemic in the timely transportation of such specimens or otherwise to provide our services, from time to time. The occurrence of any such event and/or a disruption to our operations as a result may harm our reputation and adversely impact our results of operations.

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

All of our existing products are subject to regulation in Australia by the Therapeutic Goods Association (TGA), the U.S. by the FDA and/or other domestic and international governmental, public health agencies, regulatory bodies or non-governmental organizations. The process of obtaining required approvals or clearances for a potential new product varies according to the nature of and uses for a specific product. These processes can involve lengthy and detailed laboratory testing, human clinical trials, sampling activities, and other costly, time-consuming procedures. The submission of an application to a regulatory authority does not guarantee that the authority will grant an approval or clearance for the product. Each authority may impose its own requirements and can delay or refuse to grant approval or clearance, even though a product has been approved in another country. The time taken to obtain approval or clearance varies depending on the nature of the application and may result in the passage of a significant period of time from the date of submission of the application. Delays in the approval or clearance processes increase the risk that we will not succeed in introducing or selling the subject products, and we may be required to abandon the PRS after devoting substantial time and resources to its development.

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

Declining general economic or business conditions may have a negative impact on our business.

If the current economic climate deteriorates, our business, including our access to patient samples and the addressable market for diagnostic tests that we may successfully develop, as well as the financial condition of our suppliers and our third-party payers, could be adversely affected, resulting in a negative impact on our business, financial condition, results of operations and cash flows.

RISKS RELATED TO OUR SECURITIES

Our ADSs may be delisted from the NASDAQ Capital Market.

On March 13, 2020, the Company received a determination letter (the “Letter”) from NASDAQ indicating that we did not comply with the stockholders’ equity rule. The Letter indicated that Listing Rule 5815(d)(4)(B) does not permit an issuer that is deficient in stockholders’ equity to present a plan of compliance to the NASDAQ Staff if such issuer has failed to comply with that provision within one year of a Hearing Panel (the “Panel”) determination of compliance. The Letter stated that since the Company was not compliant with the equity rule within one year of the Compliance Letter, the Staff cannot allow us to submit a plan of compliance. We requested an appeal hearing with the Panel to review the delisting determination. Upon NASDAQ’s receipt of the hearing request by the Company, NASDAQ stayed the suspension of our securities and the filing of the Form 25-NSE pending the Panel’s decision. An oral hearing took place on April 30, 2020 and in a letter dated May 12, 2020, the Panel granted the Company the full 180-day extension until September 9, 2020, to publicly disclose full compliance with the minimum shareholder equity requirement under NASDAQ rules. The Company subsequently regained compliance with NASDAQ Listing Rule 5550(b)(1) as of August 25, 2020.

On July 21, 2020, we closed a registered direct offering of 1,025,000 ADSs, each representing six hundred (600) of the Company’s ordinary shares, at a purchase price of United States Dollars (US$) US$5.00 per ADS - or in Australian dollars A$0.012 per ordinary share. The gross proceeds for this offering were approximately US$5.1 million. Against the offering, the Company agreed to issue 39,975,000 warrants exercisable at US$0.0104 each, expiring in 5 years from issue date, to H.C. Wainwright & Co which would form part of cost of raising capital.

On January 25, 2021, we closed a registered direct offering of 1,250,000 ADSs, each representing six hundred (600) of the Company’s ordinary shares, at a purchase price of United States Dollars (US$) US$5.25 per ADS - or in Australian dollars A$0.01125 per ordinary share. The gross proceeds for this offering were approximately US$6.56 million. Against the offering, the Company agreed to issue 48,750,000 warrants exercisable at US$0.010938 each, expiring in 5 years from issue date, to H.C. Wainwright & Co which would form part of cost of raising capital. The said warrants were subject to shareholder approval, which was granted by shareholders at the Company’s Annual General Meeting (AGM) held 24 November 2021.

On February 8, 2023, we closed a registered direct offering of 3,846,155 ADSs, each representing six hundred (600) of the Company’s ordinary shares, at a purchase price of United States Dollars (US$) US$1.30 per ADS. The gross proceeds for this offering were approximately US$5 million. Against the offering, the Company agreed to issue 250,000 warrants exercisable at US$1.625 each, expiring in 5 years from issue date, to H.C. Wainwright & Co which would form part of cost of raising capital. The said warrants are subject to shareholder approval.

On July 17, 2023, the Company received notification from The Nasdaq Stock Market LLC that it is not in compliance with the minimum bid price requirement of Nasdaq Listing Rule 5550(a)(2) for continued listing on the Nasdaq Capital Market, since the closing bid price for the Company’s American Depositary Shares (ADS) on the Nasdaq Capital Market was below US$1.00 for 34 consecutive trading days. Nasdaq Listing Rule 5550(a)(2) requires the ADS to maintain a minimum bid price of US$1.00 per share (the “Minimum Bid Requirement”), and Nasdaq Listing Rule 5810(c)(3)(A) provides that failure to meet such requirement exists if the deficiency continues for a period of 30 consecutive business days. The Notification has no immediate effect on the listing of the Company’s ADS on the Nasdaq Capital Market. Under Nasdaq Listing Rule 5810(c)(3)(A), the Company has a period of 180 calendar days from the date of Notification, which was July 17, 2023, to regain compliance with the minimum bid requirement, during which time the ADS will continue to trade on the Nasdaq Capital Market. If at any time before January 15, 2024, the bid price of the ADS closes at or above US$1.00 per ADS for a minimum of 10 consecutive business days, the Company will regain compliance with the Minimum Bid Requirement. In the event the Company does not regain compliance with the Minimum Bid Requirement by January 15, 2024, the Company may be eligible for an additional period of 180 calendar days to regain compliance or may be subject to delisting of the ADS from the Nasdaq Capital Market. The Company will continuously monitor the closing bid price of its ADS between now and January 15, 2024, and will evaluate its options to regain compliance with Nasdaq Listing Rule 5550(a)(2) before such date.

However, there can be no assurance that the Company will continue to be successful in maintaining net assets and minimum bid compliance and that our securities will remain listed on the NASDAQ Capital Market. The delisting of our ADSs by NASDAQ would have material negative impacts on the liquidity of our securities and our ability to raise future capital.

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

The biotechnology sector can be particularly vulnerable to abrupt changes in investor sentiment. Stock prices of companies in the biotechnology industry, including ours, can swing dramatically, with little relationship to operating performance. Our stock price may be affected by a number of factors including, but not limited to:

●	global economic uncertainty and financial market volatility caused by political instability, changes in international trade relationships and international conflicts, such as the conflict between Russia and Ukraine;
●	product development events;
●	the outcome of litigation;
●	decisions relating to intellectual property rights;
●	the entrance of competitive products or technologies into our markets;
●	new medical discoveries;
●	the establishment of strategic partnerships and alliances;
●	changes in pricing policies or other practices related to the healthcare industry; or
●	other industry and market changes or trends.

Since our listing on the Australian Securities Exchange in August 2000, the price of our Ordinary Shares has ranged from a low of A$0.002 to a high of A$0.88 per share. Further fluctuations are likely to occur due to events which are not within our control and general market conditions affecting the biotechnology sector or the stock market generally.

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

Pursuant to Section 404, our management will be required to assess and attest to the effectiveness of our internal control over financial reporting in connection with issuing our consolidated financial statements as of and for the fiscal year ending June 30, 2023. Section 404 also requires an attestation report on the effectiveness of internal control over financial reporting be provided by our independent registered public accounting firm beginning with our annual report following the date on which we are no longer a non-accelerated filer. The cost of complying with Section 404 will significantly increase and management’s attention may be diverted from other business concerns, which could adversely affect our results. We may need to hire more employees in the future or engage outside consultants to comply with these requirements, which will further increase expenses. If we fail to comply with the requirements of Section 404 in the required timeframe, we may be subject to sanctions or investigations by regulatory authorities, including the SEC and Nasdaq. Furthermore, if we are unable to attest to the effectiveness of our internal control over financial reporting, we could lose investor confidence in the accuracy and completeness of our financial reports, and the market price of our ordinary shares and ADSs could decline. Failure to implement or maintain effective internal control over financial reporting could also restrict our future access to the capital markets and subject each of us, our directors and our officers to both significant monetary and criminal liability. In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expense and a diversion of management’s time and attention from revenue generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may initiate legal proceedings against us and our business, financial position, results and prospects may be adversely affected.

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

We are incorporated in Australia and are subject to the takeover laws of Australia. Among other things, we are subject to the Corporations Act 2001. Subject to a range of exceptions, the Corporations Act 2001 prohibits the acquisition of a direct or indirect interest in our issued voting shares if the acquisition of that interest will lead to a person’s voting power in us increasing to more than 20%, or increasing from a starting point that is above 20% and below 90%. Australian takeover laws may discourage takeover offers being made for us or may discourage the acquisition of a significant position in our ordinary shares. This may have the ancillary effect of entrenching our board of directors and may deprive or limit our shareholders’ opportunity to sell their ordinary shares and may further restrict the ability of our shareholders to obtain a premium from such transactions.

Our Constitution and Australian laws and regulations applicable to us may adversely affect our ability to take actions that could be beneficial to our shareholders.

As an Australian company we are subject to different corporate requirements than a corporation organized under the laws of the United States. Our Constitution, as well as the Corporations Act 2001, sets forth various rights and obligations that apply to us as an Australian company and which may not apply to a U.S. corporation. These requirements may operate differently than those of many U.S. companies. You should carefully review the summary of these matters set forth under our Constitution, which is included as an exhibit to this annual report, prior to investing in our securities.

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

Based on the nature and composition of our income, assets, activities and market capitalization, we believe that we were classified as a PFIC for our taxable year ended June 30, 2023. However, our PFIC status is based on an annual determination that is subject to a number of uncertainties and may change from year to year. Our PFIC status will depend on the composition of our income (including with respect to the R&D Tax Credit) and the composition and value of our assets, which may be determined in large part by reference to the market value of the ADSs and our Ordinary Shares, which may be volatile, from time to time. Our status may also depend, in part, on how quickly we utilize the cash we raise in any offering of our securities. There can be no assurance that we will not be considered a PFIC in any past, current or future taxable year, and our U.S. counsel expresses no opinion regarding our conclusions or our expectations regarding our PFIC status.

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

If a U.S. holder (as defined in the section titled “Item 10.E. Additional Information—Taxation, United States Federal Income Taxation”) is treated as owning (directly, indirectly or constructively) at least 10% of the value or voting power of our Ordinary Shares or ADSs, such U.S. holder may be treated, for U.S. federal income tax purposes, as a “United States shareholder” with respect to each “controlled foreign corporation” in our group, if any. Because our group includes a U.S. subsidiary (geneType Inc., previously the named Phenogen Sciences Inc.), certain of our current and future non-U.S. subsidiaries will be treated as controlled foreign corporations, regardless of whether we are treated as a controlled foreign corporation. A United States shareholder of a controlled foreign corporation may be required to annually report and include in its U.S. taxable income its pro rata share of “Subpart F income,” “global intangible low- taxed income” and investments in U.S. property by controlled foreign corporations, regardless of whether we make any distributions. An individual that is a United States shareholder with respect to a controlled foreign corporation generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a United States shareholder that is a U.S. corporation. We cannot provide any assurances that we will furnish to any United States shareholder information that may be necessary to comply with the reporting and payment obligations described above. Failure to comply with such obligations may subject a United States shareholder to significant monetary penalties and stall the beginning of the statute of limitations period for relevant U.S. federal income tax returns. U.S. holders should consult their tax advisors regarding the potential application of these rules to their investment in the Ordinary Shares or ADSs.

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

On April 14, 2010, the Company announced that it had acquired certain assets from Perlegen Sciences, Inc. in California, with the main asset being the BREVAGen™ breast cancer risk assessment test (“BREVAGen™”). On June 28, 2010, the Company incorporated a wholly owned subsidiary named Phenogen Sciences Inc, whose name changed to geneType Inc. on 4 April 2022, in the State of Delaware which commenced selling the BREVAGen™ test in the U.S. marketplace in June 2011. In October 2014, the Company released its next generation breast cancer risk assessment test BREVAGenplus.

On November 19, 2014, the Company completed the sale of its Heritage Australian Genetics business to Specialist Diagnostic Services Ltd (SDS), the wholly owned pathology subsidiary of Primary Health Care Ltd.

In November 2016, the Company executed an exclusive worldwide license agreement with The University of Melbourne, for the development and commercialization of a novel colorectal cancer (CRC) risk assessment test, providing the Company with an opportunity to enhance its pipeline of risk assessment products. Additionally, in June 2017, the Company executed an investigator- initiated Research Agreement with The Ohio State University, reflecting the growing awareness of the Company’s expertise in SNP- based risk assessment.

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

At the same time, the Company continued to refine existing, and to develop other, risk assessment tests across a range of diseases including:

●	Breast cancer
●	Colorectal cancer
●	Ovarian cancer
●	Prostate cancer
●	Coronary artery disease
●	Type 2 diabetes
●	Pancreatic cancer
●	Melanoma
●	Atrial fibrillation

The Company has developed a polygenic risk score (PRS) test for COVID-19 in 2022, which may enable an assessment of the risk of people developing a serious disease should they contract the virus. The test aims to predict disease severity using a combination of genetic and clinical information. The Company has built strong relationships with international biobanks and health studies, including UK Biobank. They allow us to secure additional, current COVID-19 patient data to continuously develop, refine, and validate the COVID-19 risk test.

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

The Company filed a provisional patent application for its COVID-19 risk test with IP Australia, an agency of Department of Industry, Innovation and Science (Intellectual Property Australia) (2020901739 - Methods of assessing risk of developing a severe response to Coronavirus infection). The provisional patent covers the specific single nucleotide polymorphism (SNP) algorithm the Company designed to calculate a PRS and the testing model that combines PRS and the clinical risk factors that together constitute the COVID-19 risk test. Subsequently this patent has been granted in the United States and pending grant in several other key markets.

The Company executed an acquisition agreement (“Acquisition Agreement”) on July 19th, 2021 to acquire the direct-to- consumer eCommerce business and distribution rights associated with General Genetics Corporation and its associated brands trading as EasyDNA, from BelHealth Investment Fund LP. The Acquisition Agreement provides for the acquisition of all brands, websites and agency reseller agreements associated with EasyDNA. This includes over 70 websites in 40 countries and six brand identities. Under the terms of the Acquisition Agreement, the Company acquired 100% of EasyDNA’s brands and assets within the General Genetics Corporation business for a purchase price of US$4 million, comprising cash consideration of US$2.5 million and US$1.5 million of ADSs.

The Company executed an asset purchase agreement (“APA”) on July 14th, 2022 to acquire the direct-to-consumer eCommerce business, laboratory testing and distribution agreements associated with AffinityDNA. The APA provides for the acquisition of all brands and websites associated with AffinityDNA. This includes the AffinityDNA Amazon sales channel rights. Under the terms of the APA, the Company acquired 100% of AffinityDNA’s brands and assets for a purchase price of GBP555,000, comprising cash consideration of GBP227,500 on completion and GBP227,500 payable in July 2023 subject to the AffinityDNA business attaining certain financial performance parameters. The second payment was payable on the achievement of a gross profit target for the 12-month period from the acquisition date. This target was not achieved and therefore no further payment is to be made in respect of the acquisition of AffinityDNA.

On 3 February 2023, GTG announced the launch of the first Comprehensive Risk Test for Breast & Ovarian Cancer. The test evaluates a woman’s risk of developing Breast and/or Ovarian Cancer either from a hereditary genetic mutation or from the far more common familial or sporadic cancer. In combination with other clinical risk factors, the test provides a comprehensive risk assessment in a simple saliva test.

SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC and state the address of that site (http:// www.sec.gov). The Company’s website address is https:// genetype.com. The information contained on our website is not incorporated by reference into this annual report on Form 20-F.

Corporate Information

The Company’s registered office, headquarters and laboratory is located at 60-66 Hanover Street, Fitzroy, Victoria, 3065, Australia and its telephone number is +61 3 8412 7000. The office of its U.S. subsidiary, geneType Inc. (formerly Phenogen Sciences Inc.), is located at 1300 Baxter Street, Suite 255, Charlotte, North Carolina, 28204 U.S.A. The telephone number for the geneType Inc. office is (704) 926 5700. The Company’s website address is www.genetype.com. The information in its website is not incorporated by reference into this Annual Report and should not be considered as part of this Annual Report.

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

The Company successfully launched the first generation BREVAGen™ test across the U.S. via its U.S. subsidiary Phenogen Sciences Inc. (now geneType Inc.), and BREVAGenplus was launched in October 2014. The Company marketed BREVAGenplus to healthcare professionals in comprehensive breast health care and imaging centers, as well as to obstetricians/gynecologists (OBGYNs) and breast cancer risk assessment specialists (such as breast surgeons).

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

In February 2022 the Company received US Patent No: US 11,257,569, Methods of assessing risk of developing a severe response to Coronavirus infection. The granted US patent covers the proprietary technology incorporated into GTG’s geneType COVID- 19 Risk Test, which provides a probability that a person will develop severe symptoms requiring hospitalization should they become infected.

During the 2023 financial year the Company continued to refine existing, and develop other, risk assessment tests across a range of diseases, including:

●	Breast cancer
●	Colorectal cancer
●	Ovarian cancer
●	Prostate cancer
●	Coronary artery disease
●	Type 2 diabetes
●	Pancreatic cancer
●	Melanoma
●	Atrial fibrillation

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

In April 2010 the Company purchased various assets from Perlegen Sciences, Inc. of Mountain View, California, which included a breast cancer non-familial risk assessment test, BREVAGen™. The Company then began validating the test in our Australian laboratory and initiated the process for obtaining CLIA certification which would enable the Company to undertake the testing of samples received from the U.S. market. By July 2010, a new U.S. subsidiary named Phenogen Sciences Inc, now named geneType Inc., had been incorporated by the Company in Delaware to market and distribute the BREVAGen™ test across the United States.

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

GeneType for Breast Cancer; a State-of-the-Art Breast Cancer Risk Assessment Test designed to enable a more personalized breast cancer risk assessment in a greater number of women

The identification, in 2007, of a number of single nucleotide polymorphisms (SNPs), each with an associated small relative risk of breast cancer, led to the development of the first commercially available genetic risk test for sporadic breast cancer, BREVAGen™. The Company launched the product in the U.S. in June 2011. In October 2014, the Company released its next generation breast cancer risk assessment test, BREVAGenplus. This new version of the test incorporated a 10-fold expanded panel of genetic markers (SNPs), known to be associated with the development of sporadic breast cancer, providing an increase in predictive power relative to its first- generation predecessor test. In addition, the new test was clinically validated in a broader population of women including, African American and Hispanic women. This increased the applicable market beyond the Caucasian only indication of the first-generation test, and simplified the marketing process in medical clinics and breast health centers in the U.S.

The expanded panel of SNPs incorporated into our breast cancer tests were identified from multiple large-scale genome-wide association studies and subsequently tested in case-control studies utilizing specific Caucasian, African American and Hispanic patient samples.

BREVAGenplus was a first-in-class, clinically validated, predictive risk test for sporadic breast cancer which examined a woman’s clinical risk factors, combined with seventy-seven scientifically validated genetic biomarkers (SNPs), to allow for more personalized breast cancer risk assessment and risk management.

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

Commercial launch of geneType Multi-Risk Test

The geneType brand was re-launched globally in October 2021 following redevelopment of the Company’s websites, marketing and advertising, media releases and announcements to the ASX and NASDAQ. The commercial launch of the geneType Multi-Risk Test in February 2022 included the first phase launch to cover risk assessment for six serious diseases including breast, colorectal, prostate, and ovarian cancers, coronary artery disease and Type-2 diabetes covering more than 50% of all serious diseases, all in one test sample. The geneType Multi-Test received simultaneous NATA accreditation and CMS certification in Australia and USA respectively. The first phase of the geneType Multi-Test became available to Health Care Professionals (HCPs) in February 2022.

World’s First Comprehensive Risk Test for Breast & Ovarian Cancer

In February 2023 the Company announced the development of a ‘World First’ Comprehensive Risk Assessment Test which evaluates a women’s risk of developing Breast and/or Ovarian Cancer either from a hereditary genetic mutation or from the far more common familial or sporadic cancer. Combined with other clinical risk factors the test provides a comprehensive risk assessment in a simple saliva test.

The Company intend to provide updates as it continuously improves its tests and add fully validated models for additional ethnicities.

Direct-to-consumer channel of lifestyle genetic tests

The Company’s acquisition of EasyDNA in August 2021, gave us our direct-to-consumer channel for the sale and distribution of lifestyle genetic tests. The EasyDNA brand of tests can be completed by the customer without the need to consult a healthcare professional. The laboratory testing of the EasyDNA genetic tests is performed by contracted laboratories in the US, Europe and Australia. EasyDNA customers order their tests online using our network of websites covering 40 countries.

In May 2022, the Company announced the acquisition of AffinityDNA and the business began integration when the first payment due under the acquisition agreement was settled on 14 July 2022. AffinityDNA joins EasyDNA as the Company’s Direct to Consumer (DTC) avenues to the market for DNA testing. During the first part of the financial year, we have focused on the integration of our people, products and AffinityDNA platform to deliver a “One Company-Multi-brand and Mult-channel” approach for GTG – EasyDNA, AffinityDNA and geneType. The acquisition expands GTG’s portfolio of tests to 51 in 14 categories available in more than 40 countries.

Further integration will continue as the Company leverages its well-established worldwide marketplace (including Amazon). This marketplace will also be used to provide an avenue to promote the Company’s geneType portfolio.

The Company has a strong ‘whole of life’ portfolio of high-quality products both in the market and under development and a substantial international platform for the distribution of the direct-to-consumer products.

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

The geneType tests on samples provided are processed at its laboratory in Melbourne, Australia. The Company’s laboratory completed its first CLIA inspection under CLIA guidelines and received its certificate of compliance effective November 17, 2011. A re- certification from CMS i.e., paper survey, was performed in November 2013 and another on-site re-certification followed up in February 2016. Paper surveys were also conducted in November 2017 and December 2019. Furthermore, the Company’s laboratory completed its first CLEP inspection under the NYS DOH CLEP guidelines and received its certificate of compliance effective August 30, 2013. Since the initial survey, the laboratory has been successful in submitting documents via the NYS eCLEP Health Commerce System for each subsequent year to date. Although no firm date has been provided, the laboratory is expecting an on-site visit in the coming 12 months.

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

Following a successful CLIA audit during the year, the Company renewed its status as a fully NATA and CLIA – accredited laboratory. The Company in a unique position to service both the Australian and US markets subject to regulatory approvals.

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

On February 17, 2009, Congress enacted Subtitle D of the Health Information Technology for Economic and Clinical Health Act, or HITECH, provisions of the American Recovery and Reinvestment Act of 2009. HITECH expanded and strengthened HIPAA, created new targets for enforcement, imposed new penalties for noncompliance and established new breach notification requirements for Covered Entities. Regulations implementing major provisions of HITECH were finalized on January 25, 2013, through publication of the HIPAA Omnibus Rule (the “Omnibus Rule”).

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

Transparency Laws and Regulations

In the U.S., the Physician Payments Sunshine Act (the “Sunshine Act”) requires medical device manufacturers to track and report to the federal government certain payments and other transfers of value made to physicians, other healthcare providers (such as physicians assistants and nurse practitioners), and teaching hospitals and ownership or investment interests held by physicians and their immediate family members. There are also state “sunshine” laws that require manufacturers to provide reports to state governments on pricing and marketing information. Several states have enacted legislation requiring medical device manufacturers to, among other things, establish marketing compliance programs, file periodic reports with the state, make periodic public disclosures on sales and marketing activities, and such laws may also prohibit or limit certain other sales and marketing practices. These laws may adversely affect our sales, marketing, and other activities by imposing administrative and compliance burdens on us. If the Company fail to track and report as required by these laws or to otherwise comply with these laws, it could be subject to the penalty provisions of the pertinent state and federal authorities.

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

The Company acquired the EasyDNA business acquired in August 2021 and the AffinityDNA business in July 2022, distributing its consumer and lifestyle DNA tests direct to customers through its website portals and network of laboratory partners in North America, Europe and Australia.

The Company launched the geneType Multi-Test for breast and colon cancer in February 2022 for the Australian and US markets to be distributed to Health Care Professionals through the Company’s website portals. The Company is finalizing the development and verification in its Australian laboratory of the phase two elements of the geneType Multi-Test product to include tests for prostate and ovarian cancers, coronary heart disease and Type-2 Diabetes. The Company expects to launch the complete suite of tests in the Multi- Test in 2022.

In March 2023, the Company announced the commercial release of a Melanoma, Atrial Fibrillation, and Pancreatic geneType risk assessment tests.

In April 2023, the Melbourne facility successfully completed a NATA audit with no findings from the assessors.

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

This shift also has reduced the Company’s reliance on clinical utility studies that had been designed as a means to achieve reimbursement coverage through the private insurers. The Company recognized however that scientific and clinical data are key drivers to help strengthen our commercial position. The Company intends to explore opportunities to engage in further research collaborations to support clinical utility. Physicians and the major breast health centers seek multiple points of confirmation that the medical device works as intended and leads to a meaningful improvement in women’s health. Therefore, the more papers that are published regarding the Company’s genetic tests, profiling product performance characteristics including clinical validity and utility, the more likely physicians will be to use the tests.

In June 2022 the Company completed an independently developed and validated customizable Budget Impact Model (“BIM”), which demonstrates significant health and economic benefits directly attributed to the implementation of geneType Breast Cancer Risk Assessment Test for US customers. The BIM was independently developed and validated by ALVA10, whose mission is to create an economic ecosystem that pulls technology into healthcare, aligning effective healthcare solutions to payer economics. The BIM illustrates the clinical pathways patients would experience and the economic implications of commercialization and utilization of a test or device. The main finding of the BIM is the potential for US payers to reduce the annual costs of breast cancer treatment by US$1.4 billion.

US payers, including commercial insurers, large employers, and benefit groups such as Medicare, are typically reluctant to cover new diagnostic tools, with reimbursement often taking years to receive. Critically, GTG’s customizable BIM enables US payers to accelerate their understanding of the economic impact of implementing GTG’s geneType Breast Cancer Risk Assessment Test prior to commercialization. This could provide a faster and more certain outcome and minimizing their technology adoption risk. GTG’s BIM is a comprehensive and dynamic tool and can be customized for any US payer. Importantly it will also enable GTG to identify those US Payers who are most likely to be fast adopters.

Research & Development Projects

During the year ended June 30, 2023, the Company supported the following research and development programs, details of which are provided below:

●	Breast Cancer Risk Assessment Test (geneType for Breast Cancer)

●	Colorectal Cancer Risk Assessment Test (geneType for Colorectal Cancer)
●	Research Agreement executed with Memorial Sloan Kettering New York
●	Research collaboration with The University of Melbourne
●	Research collaboration with Ohio State University
●	Research collaboration with Washington State University
●	Expanded range of other cancer and disease target predictive risk assessment tests

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

A scientific validation study supporting this work has been completed, and a report of the research program progress has been delivered to the Company. Whilst the terms of the agreement are confidential, these events represent an important first milestone in the development of a new test as the Company seeks to diversify its product pipeline and become a key player in the SNP-based cancer risk assessment landscape. We continue to identify new and exciting ways to collaborate with the University of Melbourne to improve the standard of care for practitioners and their patients.

Research Collaboration Memorial Sloan Kettering New York

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

Organizations such as Ancestry.com, 23andMe and Color Genomics in the U.S. have developed SNP based risk tests, are attracting significant consumer interest in genetic tests that predict clinical risk of contracting serious diseases. A number of other organizations, including deCODE (Iceland), Intergenetics, and ThermoFisher have attempted to commercialize SNP-based genetic tests, to both physicians and consumers, to assess sporadic cancer risk in relevant patient populations. New entrants that the Company are aware of that are in the product development stage include Counsyl Inc. and Invitae Corporation in the U.S.

We believe our major direct-to-consumer EasyDNA and AffinityDNA product competitors are AncestryDNA, 23andMe, MyHeritage, Gene by Gene and Color Genomics.

Australian Disclosure Requirements

Business Strategies and Prospects for Future Years

The Company’s competitive position in the genetic testing market is based upon, amongst other things, its ability to:

●	continue to strengthen and maintain scientific credibility through the process of obtaining scientific validation through clinical trials supported by peer-reviewed publication in medical journals;
●	create and maintain scientifically advanced technology and offer proprietary products and services;
●	continue to strengthen and improve the messaging regarding the importance and value that the Company’s cancer risk assessment tests provide to patients and physicians;
●	diversify the Company’s product offerings into other serious disease types;
●	obtain and maintain patent or other protection for the Company’s products and services;
●	obtain and maintain required government approvals and other accreditations on a timely basis; and
●	successfully market the Company’s products and services.

If the Company is not successful in meeting these goals, its business could be adversely affected. Similarly, the Company’s competitors may succeed in developing technologies, products or services that are more effective than any that it is developing or that would render the Company’s technology and services obsolete, noncompetitive or uneconomical.

Dividends

No dividends were paid during the course of the fiscal year ended June 30, 2023. There are no dividends or distributions recommended or declared for payment to members, but not yet paid, during the year.

Item 4.C Organizational Structure

The diagram below shows the Company’s organizational structure as of the date of this Annual Report. All of the Company’s subsidiaries in the chart below are wholly owned.

Item 4.D Property, Plant and Equipment

As at date of this Report, the Company has executed four leases in respect of premises occupied by the Company.

Fitzroy, Victoria

The Company rents offices and a laboratory premises at 60-66 Hanover Street, Fitzroy, Victoria, Australia (an inner suburb of Melbourne) from Crude Pty. Ltd. The current lease will expire on February 28, 2025. The total rental charge in respect of the year ended June 30, 2023 was A$233,634 (2022: A$230,940).

Charlotte, North Carolina

GeneType Inc. (formerly named Phenogen Sciences Inc.), the Company’s U.S. subsidiary, rents office premises located at 1300 Baxter Street, Suite 255, Charlotte, North Carolina, U.S. from Midtown Area Partners LLC. The current lease will expire on July 31, 2023. A lease agreement was signed on March 27, 2023 for a three-year term, commencing on August 1, 2023 and expiring July 31, 2026. The total rental expense towards the premise for the year ended June 30, 2023 was A$19,724 (2022: A$23,300).

Slacks Creek, Queensland

The Company rents office premises located at Suite 1B/1 Sesame Court, Slacks Creek, Queensland, Australia from Kennedy Family Slacks Creek Pty. Ltd. The Company relocated its office premise from 1 July 2022 through a new two-year lease, expiring on June 30, 2024, with Growth Steel Australia Pty. Ltd. The property was subsequently sold to Kennedy Family Slacks Creek Pty. Ltd. in December 2022. The total rental charge in respect of the year ended June 30, 2023 was A$31,335 (2022: A$12,871).

Hove, East Sussex

The Company rents office premises located at 60 Lansdowne Place, Hove, East Sussex, United Kingdom from Andrew, Chris & Stephen Tugwell. The current lease will expire on May 30, 2025. The total rental charge in respect of the year ended June 30, 2023 was A$25,206 (2022: Nil).

Item 4A. Unresolved Staff Comments

Not applicable

Item 5. Operating and Financial Review and Prospects

The following discussion and analysis should be read in conjunction with the Company’s financial statements, the notes to the financial statements and other financial information appearing elsewhere in this Annual Report. In addition to historical information, the following discussion and other parts of this Annual Report contain forward-looking statements that reflect the Company’s plans, estimates, intentions, expectations and beliefs. The Company’s actual results could differ materially from those discussed in the forward- looking statements. See the “Risk Factors” section of Item 3 and other forward-looking statements in this Annual Report for a discussion of some, but not all, factors that could cause or contribute to such differences.

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

The Company’s revenues during its years ended June 30, 2021 and 2020 were generated principally by sales of its ‘geneType for Colorectal Cancer’ and ‘geneType for Breast Cancer’ genetic tests to healthcare providers through a global network of distribution partners and the Company’s website portals. The Company’s revenues during its years ended June 30, 2022 and 2023 were generated principally by sales of its EasyDNA and AffinityDNA branded genetic test products through its international network of proprietary EasyDNA and AffinityDNA branded websites as well as Amazon (AffinityDNA). The company acquired the business and assets of EasyDNA and AffinityDNA in August 2021 and July 2022, respectively. The acquisition of AffinityDNA has resulted in a new business segment within the Company’s segment information as compared to the prior year.

Since inception up to June 30, 2023, the Company has incurred A$156,715,687 in accumulated losses. The Company’s losses have resulted principally from costs incurred in research and development, general and administrative and sales and marketing costs associated with its operations. Further losses are anticipated as the Company continues to invest in new genetic testing product research and development, and explore optimal distribution methodologies to commercialize its product offering. Refer to the Financial Statements section in Item 18.

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

Comparison of the year ended June 30, 2023 to the year ended June 30, 2022

The presentation of the Statement of Profit or Loss and Other Comprehensive Income is in line with the Company management’s monthly reporting of the Group’s results and performance presented to the Board of Directors. For the financial year ended June 30, 2023, the Company reports a total comprehensive loss of A$11,650,334 (2022: A$7,103,134), the result includes a non-cash impairment expense of A$2,125,725 (2022: A$564,161).

Revenues from operations

During the 2023 financial year, the Company’s consolidated gross revenues from continuing operations, excluding other revenue, increased by A$1,891,302 (28%) from A$6,794,816 to A$8,686,118 from the previous year. The increase in revenue is mainly due to increase in sales of EasyDNA (A$1,708,823) direct-to-consumer genetic tests as well as sales of AffinityDNA (A$944,508), following the acquisition of the AffinityDNA business on 14 July 2022.

Finance income

Finance income increased by A$183,905 (507%) from A$36,256 to A$220,161 when compared to the previous year. The increase is due to the combination of higher interest rates and additional interest income gained from fixed deposits placed during the year following the receipt of funds from the capital raised in February 2023.

Other income

Other income decreased by A$946,569 (34%) from A$2,783,391 to A$1,836,822 when compared to the previous year. The majority of the Other income recorded for the financial year is largely the research and development tax incentive refund received from the Australian Taxation Office. Research and development tax incentive income (or “R&D tax credit”) recorded for the financial year was A$1,616,064 (2022: A$2,397,552). The R&D tax incentive is recognized on an accruals basis when realizable. The lower R&D tax credit is due to the decreasing external R& D expenses.

Raw materials and changes in inventory

The Company’s raw materials and changes in inventory costs increased by A$1,321,731 (44%) from A$3,013,534 to A$4,335,265 from the prior financial year. The increase in raw materials is in line with the increase in product revenues from EasyDNA and AffinityNDA experienced during the financial year.

Commissions

Commissions increased to A$236,019 (2022: A$156,625), the increase being attributable to commissions paid/payable in respect to agency sales for EasyDNA and AffinityDNA.

Employee benefits expenses

Employee benefits expense increased by A$339,411 (6%) to A$6,208,066 during the financial year (2022: A$5,868,655). The increase is largely the result of an increase in number of employees from 52 to 60 following the acquisition of the AffinityDNA business and an expansion of commercialization staff for the geneType test.

Advertising and promotional expenses

Advertising and promotional expenses increased to A$2,712,353, a 44% increase from comparative period (2022: A$1,885,402) (44%). The majority of this increase is attributable to pay-per-click advertising costs, A$1,556,627 (2022: A$987,460) for the EasyDNA and AffinityDNA businesses. Additionally, other marketing costs increased to A$861,639 in the current financial year against A$675,493 in the prior year as the Company expanded the geneType branded genetic tests in the Australian and U.S. markets.

Professional fees

Professional fees decreased by A$474,804 (26%) from A$1,835,444 to A$1,360,640 when compared to the previous year. The decrease is mainly related to the decrease in consulting fees, A$558,987 (2022: A$994,275).

Research and development expenses

Laboratory, research and development costs increased by A$575,650 (82%) from A$705,507 to A$1,281,157 when compared to the previous year. This category of expenditure includes patent application and annual renewal fees. Laboratory, research and development costs increased as the Company continued development, and accelerated commercialization of its pipeline of the new PRS tests for a range of human disease types. Also under development are a suite of gene-panel tests for a range of hereditary cancers. The research and development activities cover the following diseases: breast cancer, colorectal cancer, prostate cancer, ovarian cancer, pancreatic cancer, melanoma, Type-2-diabetes, cardiovascular disease, and atrial fibrillation.

Depreciation and amortization

Depreciation and amortization expense attributable to the laboratory testing equipment, computer equipment, office equipment, leases amortization and other intangible assets was A$676,583 (2022: A$578,668), with the increase related to an increase in laboratory testing equipment depreciation as a result of prior period purchase and first-time recognition of lease amortization for the AffinityDNA office lease.

Impairment expenses

Impairment expenses increased to A$2,125,725 for the 2023 financial year (2022: A$564,161). Impairment expense is mainly the result of an impairment expense recognized against the goodwill associated with the acquisition of EasyDNA, A$1,845,000, as initial product revenues has not met expectations. The balance of the expense recorded for the financial year is the result of additional allowance for un-collectability of certain debtor balances outstanding as at June 30, 2023.

Other expenses

Other expenses increased to A$3,687,030 (2022: A$2,154,375) during the financial year. The increase is mainly related to increase in IT and communication expenses (A$585,875), travel and entertainment expenses (A$299,622) and administrative expenses (A$249,387).

Finance costs

Finance costs increased to A$29,515 (2022: A$15,215). Finance costs relate to non-cash lease interest charges required to be recognized under accounting standard AASB16.

Income tax credit

Income tax credit recognized for the financial year was A$158,329 (2022: A$32,125) which mainly relates to the recognition of deferred tax assets to offset against the remaining deferred tax liabilities arising from the acquisition of EasyDNA and AffinityDNA’s brands and other identifiable intangible assets.

Comparison of the year ended June 30, 2022 to the year ended June 30, 2021

The current presentation is in line with the Company management’s monthly reporting of the Group’s results and performance presented to the Board of Directors. For the financial year ended June 30, 2022, the Company reports a total comprehensive loss of A$7,103,134 (2021: A$7,115,087).

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

Finance income

Finance income decreased by A$26,138 (42%) from A$62,394 to A$36,256 when compared to the previous year. The decrease was due to the reduction in cash balances as at year-end of A$11,731,325 as compared to A$20,902,282 in the prior year.

Other income

Other income mainly consists of research and development tax incentive refund received from the Australian Taxation Office. The Research and development tax incentive refund (or “R&D tax credit”) increased by 140% from A$997,908 to A$2,397,552 when compared to the previous year. The R&D tax credit is recognized on an accruals basis when realizable. The higher R&D tax credit was due to increased expenditure on the R&D activities. The increase was offset by reduction in Government grants income for COVID-19 relief received in prior year amounting to A$287,883. The increase was also attributable to foreign currency gains amounting to A$359,884 as compared to A$57,899 in the prior year, as a result of a weakening of the Australian dollar against the United States Dollar during the financial year.

Raw materials and changes in inventory

The Company’s raw materials and changes in inventory costs increased by A$2,843,077 (1,668%) from A$170,457 in the previous financial year to A$3,013,534 in the current financial year. Direct materials utilized for geneType for breast and colorectal cancer as well as EasyDNA direct-to-consumer genetic testing products, increased by A$2,867,386 (2,473%) from A$115,934 to A$2,983,320 due to an increased number of tests conducted during the year. There was a decrease in inventories written-off by A$24,309 to A$30,214 in the current financial year when compared to A$54,523 in the previous financial year.

The EasyDNA and geneType/Corporate segments contributed A$2,951,815 and A$61,719, respectively of the total cost of sales in the 2022 financial year. The EasyDNA business incurred the majority of the costs in line with the sale of genetic tests since its acquisition in August 2021.

Commissions

Commissions were A$156,625 for the 2022 financial year, no commissions expenditure was recorded for the comparative period. Commissions paid were in respect to agency sales for EasyDNA.

Employee benefits expenses

Employee benefits expense increased by A$2,000,324 (52%) to A$5,868,655 during the 2022 financial year when compared to A$3,868,331 in the previous financial year. The increase is mainly related to the increase in number of employees from 18 to 52 as a result of the acquisition of the EasyDNA business during the year.

Advertising and promotional expenses

Advertising and promotional expenses increased by A$1,449,128 (332%) from A$436,274 to A$1,885,402 when compared to the previous year. The major movement during the year related to pay-per-click advertising costs incurred of A$987,460 (2021: Nil) for the EasyDNA business. Additionally, other marketing costs increased to A$675,493 for the 2022 financial year against A$310,960 in the prior year as the Company launched the geneType branded genetic tests for breast and colorectal cancer in the Australian and US markets.

Professional fees

Professional fees increased by A$374,043 (26%) from A$1,461,401 to A$1,835,444 when compared to the previous year. The increase was mainly related to the increase in consulting fees by A$410,549 to A$994,275 during the 2022 financial year when compared to A$583,726 in the previous financial year.

Research and development expenses

Laboratory, research and development costs decreased by A$460,024 (39%) from A$1,165,531 to A$705,507 when compared to the previous year. Laboratory, research and development costs increased as the Company continued development, and accelerated commercialization of its pipeline of the new PRS tests for a range of human disease types. Also under development are a suite of gene-panel tests for a range of hereditary cancers. The research and development activities cover the following diseases: breast cancer, colorectal cancer, prostate cancer, ovarian cancer, melanoma, Type-2-diabetes, coronary artery disease, atrial fibrillation, and COVID severity.

Depreciation and amortization

Depreciation and amortization expense attributable to the laboratory testing equipment and other intangible assets increased by A$192,391 (50%) from A$386,277 to A$578,668 in 2022 financial year due to the purchase of laboratory equipment.

Impairment expenses

Impairment expenses increased by A$532,113 (1660%) to A$564,161 during the financial year when compared to A$32,048 in the previous financial year. Impairment expense was a result of management’s judgement on the collectability of debtor balances outstanding as at June 30, 2022.

Other expenses

Other expenses increased by A$870,504 (68%) to A$2,154,375 during the financial year when compared to A$1,283,871 in the previous financial year. The increase mainly related to an increase in buildings and facilities expenses such as country office charges (A$226,827), service charges (A$116,752) and credit card merchant charges (A$253,098) attributable to EasyDNA sales.

Finance costs

Finance costs decreased by A$1,123 (7%) from A$16,338 to A$15,215 when compared to the previous year. Finance costs incurred in 2022 and 2021 were primarily lease interest charges.

Income tax credit/(expense)

Income tax credit recognized during the 2022 financial year related to reversal of deferred tax liabilities arising from the acquisition of EasyDNA’s brands and other intangible assets. No tax impact was recorded in the 2021 financial year.

Australian Disclosure Requirements

Significant Changes in the State of Affairs

There have been no significant changes within the state of affairs during the year ended June 30, 2023 except as noted in the “Important Corporate Developments” section included in Item 4.A.

Likely Developments and Expected Results of Operations

At the date of the Directors’ Report there no other matters not already disclosed within the Company’s Directors’ Report and financial statements, and related notes, for the 2023 financial year.

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

Currently the Company’s overall cash position depends on completion of its research and development activities, overall market acceptance of, and revenue generated by, its new genetic testing products. The Company’s cash and cash equivalents were A$7,851,197 as of June 30, 2023.

During the years ended June 30, 2023, 2022 and 2021 the Company incurred total comprehensive losses of A$11,650,334, A$7,103,134 and A$7,115,087, respectively.

During the years ended June 30, 2023, 2022 and 2021 the Company’s net cash flows used in continuing operations were A$9,723,095, A$5,659,456 and A$6,295,929, respectively.

The Company will continue to bring its comprehensive suite of risk assessment tests and direct to consumer portfolio to major global markets across global markets. The Company can also expand and upgrade the laboratory to incorporate next generation sequencing and high-density SNP arrays. These will allow-for the first time-risk assessments for 100 per cent of a person’s genomic risk, including monogenic, polygenic, clinical risk factors, and family history.

Going Concern. For the year ended June 30, 2023, the Company incurred a total comprehensive loss of A$11,650,334 (2022: A$7,103,134) and net cash outflow from operations of A$9,723,095 (2022: A$5,659,456). As at June 30, 2023, the Company held total cash and cash equivalents of A$7,851,197 and total net current assets of A$7,185,750.

The company expects to continue to incur losses and cash outflows for the foreseeable future as it continues to invest resources in research and development activities for geneType risk assessment tests and to invest in the commercialization activities for geneType, EasyDNA and AffinityDNA, via marketing, sales and distribution channels.

The continuing viability of the company and its ability to continue as a going concern, and meet its debts and commitments as they fall due, is dependent on the satisfactory completion of an equity raising forecast for the early part of the 2024 calendar year. The Company does not currently have binding commitments from any party to subscribe for shares and any raise will be subject to maintaining active listing on the NASDAQ exchange as well as compliance with the Group’s obligations under ASX Listing Rule 7.1.

On July 17, 2023, the company received notification from The Nasdaq Stock Market LLC that it is not in compliance with the minimum bid price requirement of Nasdaq Listing Rule 5550(a)(2) for continued listing on the Nasdaq Capital Market, since the closing bid price for the company’s American Depositary Shares (ADS) on the Nasdaq Capital Market was below US$1.00 for 34 consecutive trading days.

The Notification has no immediate effect on the listing of the Company’s ADS on the Nasdaq Capital Market. Under Nasdaq Listing Rule 5810(c)(3)(A), the company has a period of 180 calendar days from the date of Notification to regain compliance with the minimum bid requirement, during which time the ADS will continue to trade on the Nasdaq Capital Market. If at any time before January 15, 2024, the bid price of the ADS closes at or above US$1.00 per ADS for a minimum of 10 consecutive business days, the Company will regain compliance with the Minimum Bid Requirement.

Re-compliance with the NASDAQ’s minimum bid price requirement can be cured with positive business developments (announced to the market), leading to an increase in the ADS price to above US$1 or a stock split. The company also has the option of applying for an extension of time, a further 180 days, to regain compliance. This development isn’t expected to impede the company’s ability to raise additional equity capital.

Due to the uncertainty surrounding the timing, quantum or the ability to raise additional equity, there is a material uncertainty that may cast significant doubt on the Group’s ability to continue as a going concern and therefore, that it may be unable to realize its assets and discharge its liabilities in the normal course of business. However, the Directors believe that the Company will be successful in its equity raising endeavours, and has a strong track record in this regard, and accordingly, have prepared the financial report on a going concern basis. As such no adjustments have been made to the financial statements relating to the recoverability and classification of the asset carrying amounts or classification of liabilities that might be necessary should the Group not be able to continue as a going concern.

Operating Activities. The Company’s net cash used in operating activities was A$9,723,095, A$5,659,456 and A$6,295,929 for the years ended June 30, 2023, 2022 and 2021, respectively. Cash used in operating activities for each period consisted primarily of losses incurred in operations reduced by non-cash items such as impairment expenses, depreciation and amortization expenses, share based payments expenses, foreign exchange movements and unrealized profits and losses relating to investments. In approximate order of magnitude, cash outflows typically consist of staff-related costs, marketing expenses, service testing expenses, general and administrative expenses, legal/patent fees and research and development costs.

Investing Activities. The Company’s net cash used in investing activities was A$311,937, A$3,461,163 and A$748,706 for the years ended June 30, 2023, 2022 and 2021, respectively. During the year ended June 30, 2023 the Company paid A$486,188 for the acquisition of the AffinityDNA business, representing the first tranche payment due under the acquisition agreement. During the 2022 financial year the Company made a cash payment contribution of A$3,400,625 towards the acquisition of EasyDNA from General Genetics Corporation. The purchase of plant and equipment was A$17,552, A$63,926 and A$748,706 in the past 3 financial years, respectively. There were no further significant capital expenditures for the years ended June 30, 2023, 2022 and 2021.

Financing Activities. The Company’s net cash (used in)/from financing activities was A$5,919,943, A$(279,064), and A$13,689,996 for the years ended June 30, 2023, 2022 and 2021, respectively. During the year ended June 30, 2023, the Company generated cash flows of A$7,172,399 from the issue of Ordinary Shares less costs associated with the transactions of A$851,624. There were no capital raising during the year ended June 30, 2022. During the 2021 financial year the Company raised equity capital which contributed A$13,940,938 net of costs.

Leases. The Company has four property leases in place at June 30, 2023. These leases relate to the premises occupied by the Company in Fitzroy, Victoria, Australia and Slacks Creek, Queensland, Australia, by its U.S. subsidiary, geneType Inc. (formerly Phenogen Sciences Inc.), in Charlotte, North Carolina, U.S. and by its U.K. subsidiary, GeneType UK Limited in Hove, East Sussex, United Kingdom. The total rental charge in respect of the year ended June 30, 2023 was A$233,634, A$31,335, A$19,724 and A$25,206, respectively.

The future minimum lease payments in respect of the four leases that were in place and had remaining non-cancellable lease terms as of June 30, 2023 were A$551,879.

Item 5.C Research and Development, Patents and Licenses, etc.

Our principal business industry is biotechnology, with a historical emphasis on genomics and genetics, the licensing of our non- coding patents, reduction to practice of our fetal cell patents and expansion of the related service testing business. Research and development expenditure as below is reflective of the intense focus by the scientific and laboratory team to develop and market a suite of world-leading predictive genetic tests.

The following table details historic R&D expenditure by project.

	2023 A$	2022 A$	2021 A$
Polygenic Risk Testing	3,679,139	4,204,919	986,622
Total R&D expense	3,679,139	4,204,919	986,622
Other expenditure	18,973,214	12,572,667	7,833,906
Total expenditure	22,652,353	16,777,586	8,820,528
R&D as a % of total expenditure	16.7%	25.1%	11.19%

Item 5.D Trend Information

See Item 5.A. “Operating Results” and Item 5.B. “Liquidity and Capital Resources” above.

Item 5.E Critical Accounting Estimates

Not applicable

Item 6. Directors, Senior Management and Employees

(Start of the Remuneration Report (Audited) for Australian Disclosure Requirements)

The Genetic Technologies Limited Board of Directors (“the Board”) presents the 2022/2023 Remuneration Report, which has been prepared in accordance with the relevant Corporations Act 2001 and accounting standards requirements. The remuneration report sets out remuneration information for our company’s key management personnel (“KMP”) as defined in the International Accounting Standards 24 ‘Related Party Disclosures’ and the Australian Corporations Act 2001 for the financial year ended June 30, 2023. The remuneration report which complies with s300A of the Corporations Act 2001 has been audited as required by s308 (3C) of the Corporations Act 2001.

Item 6.A Directors and Senior Management

The Directors of the Company as of the date of this Annual Report are:

Mr. Peter Rubinstein, BEc. LLB (Independent Non-Executive and Chairman)

Mr. Rubinstein was appointed to the Board on January 31, 2018 and appointed as Chairman in April 2020. He has over 20 years’ experience in early-stage technology commercialization through to public listings on the ASX. He is a lawyer, having worked at a large national firm prior to moving in-house at Montech, the commercial arm of Monash University.

Mr. Rubinstein has had significant exposure to the creation, launch and management of a diverse range of technology companies in biotech, digital payments and renewable energy. Mr. Rubinstein is also a Non-Executive Director of DigitalX Limited (ASX: DCC).

Dr. Jerzy (George) Muchnicki, MBBS (Non-Independent Non-Executive)

Dr. Muchnicki was appointed to the Board on January 31, 2018 and acted as Interim Chief Executive Officer from September 2019 till the appointment of Mr. Simon Morriss to the role. Dr. Muchnicki graduated from Monash University and has held positions in private practice for over 25 years and was Head of Student Health at The University of Melbourne. For the past 14 years, he has been involved in commercialization and funding R&D in the biotechnology sector from gene silencing to regenerative medicine.

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

Mr. Nick Burrows, B.Com. FAICD, FCA, FGIA, FTIA, F Fin (Independent Non-Executive)

Mr. Burrows has over 30 years’ commercial experience and was appointed to the Board on September 1, 2019. He is a contemporary independent Non-Executive Director across the Listed, government and private sectors with significant expertise in corporate governance, and strategic, commercial, financial and risk management oversight, underpinned by his background as a chartered accountant.

Mr. Burrows was Chief Financial Officer and Company Secretary of Tassal Group Limited for 21 years from 1988 to 2009, and accordingly brings to the Board strong independent C-suite commercial experience and the benefits of an extensive and contemporary senior executive ASX200 listed entity background. Mr. Burrows current and past Board and advisory portfolio encompasses listed and regulated entities, government business enterprises, state-owned and local government entities and authorities, large private/ family companies community organizations, membership-based bodies and Not-for-Profits.

Mr Burrows’ expertise spans a raft of industry sectors encompassing water and sewerage, infrastructure, renewable energy, forestry, agribusiness, public transport, tourism and hospitality, education and the vocational education sector, aquaculture, civil engineering, construction, and finance and valuations.

Mr Burrows is a Fellow of the Australian Institute of Company Directors, Institute of Chartered Accountants Australia, Governance Institute of Australia Ltd, Taxation Institute of Australia and the Financial Services Institute of Australasia and is also a Chartered Accountant. Mr Burrows also served as National President of the Governance Institute of Australia in 2002 and served on their National Board for 6 years.

Senior Management

The Company has a professional team of qualified and experienced personnel, including a number of research and development scientists and technicians. The Company currently has 60 full-time-equivalent employees in addition to the four Non-Executive Directors listed above.

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

Additionally, Mr. Morriss has been critical in leading commercialization across these industries and understands the unique pressures and opportunities. He has led companies through strategic adaptation to execution and will be driving Genetic Technologies commercialization strategy and continue to drive innovation across the business.

Mr. Tony Di Pietro, BComm, CA, AGIA, MAICD (Company Secretary/Chief Financial Officer)

Mr Tony Di Pietro was appointed Company Secretary & Chief Financial Officer November 28, 2022. Mr Di Pietro is a Chartered Accountant with significant corporate accounting experience, gained both in Australia and the UK. He holds a Graduate Diploma of Applied Corporate Governance from the Governance Institute of Australia and is a member of the Australian Institute of Company Directors. Tony is a finance executive with extensive technical accounting, corporate tax, and company secretarial experience. Mr Di Pietro has held senior roles within the Biotechnology/MedTech industry for the past 20 years including INOVIQ Ltd (ASX:IIQ), BARD1 Life Sciences Ltd (ASX:BD1), Sienna Cancer Diagnostics Ltd (SDX), and Acrux Ltd (ASX:ACR). Tony played a significant role in the ASX listing of both Sienna and Acrux and the merger between Sienna and BARD1. He has also gained valuable experience in other industry sectors, employed by companies such as BHP Ltd, ExxonMobil Ltd, HSBC Ltd and Wilson Group.

Dr. Richard Allman, PhD (Scientific Advisor, former Chief Scientific Officer)

Dr. Allman joined the Company in December 2004 and was appointed as Scientific Director in December 2012 and Chief Scientific Officer in 2016. He has over 20 years of scientific and research experience in both the academic arena in the UK and the commercial sector in Australia. He has wide experience in research leadership, innovation management, and intellectual property strategy, covering oncology, diagnostics, and product development. Prior to entering the biotech sector, Dr. Allman’s academic career encompassed oncology research, drug development, and assay design. Dr. Allman ceased full-time employment with the Company on October 6, 2022. Dr. Allman has continued his association with the Company as a consulting Scientific Advisor.

Mr. Carl Stubbings (Chief Commercial Officer)

Mr Stubbings joined the Company in 2021 and was appointed as Chief Commercial Officer on September 1, 2021. Mr Stubbings is an experienced senior leader in the biotechnology and diagnostics industry with a focus on commercialization, sales, marketing and business development.

He has considerable experience commercializing diagnostic products, both locally and globally. Based in the USA for 13 years, he served as Senior Vice President for Panbio USA Ltd and Vice-President of Sales and Marketing for Focus Diagnostics, a subsidiary of Quest Diagnostics (NASDAQ:DGX), one of the world’s largest pathology laboratories.

In July 2012, Mr Stubbings moved back to Australia where he was appointed Chief Business Officer at Benitec Biopharma Limited (ASX: BLT, NASDAQ: BNTC). More recently he has assisted several Australian biotech companies with their commercialization strategies. These companies include BCAL Diagnostics, a start-up company developing a blood test for breast cancer, Minomic, an Immuno Oncology company with a test for prostate cancer, and Biotron (ASX: BIT), a listed company that is developing and commercializing anti-viral small molecule therapies. In 2019 Mr Stubbings was appointed CEO and Managing Director of Sienna Cancer Diagnostics Ltd (ASX: SDX). In that role, he helped lead the successful merger between Sienna and BARD1 Life Sciences (ASX:BD1). Following the merger, Mr Stubbings was appointed Chief Operating Officer of the merged entity BARD1 Life Sciences.

Mr Stubbings has a Bachelor of Applied Science (Medical Technology) from the Queensland University of Technology.

Mr. Kevin Camilleri (Chief Executive Officer of EasyDNA)

Mr Camilleri joined the Company in 2021 and was appointed as Chief Executive Officer of EasyDNA on August 16, 2021. He was founder member of the EasyDNA brand in 2001 and grew the business over time into a leading international online provider of genetic testing services. A business graduate from the University of Bath in the UK, Mr. Camilleri has over the years accumulated a broad range of skills covering most aspects of business management including strategic, financial, organizational, operational and commercial skills. He brings to the company the ability to manage a cross-border organization in line with Genetic Technologies strategy for international expansion.

Mr. Mike Tonroe, BSc, FCA, MAICD (former Company Secretary/Chief Financial Officer)

Mr. Tonroe joined the company on June 15, 2021, resigning November 28, 2022. Mike has over 25 years of experience with private and listed companies in Australia, UK, US and Canada.

Mike held the role of Chief Financial Officer and Company Secretary at dual-listed Opthea and was Chief Financial Officer and Company Secretary at the Australian Synchrotron in Melbourne and he also has extensive accounting expertise having worked for both Deloitte and KPMG in the UK and Hong Kong.

Mr. Tonroe is a fellow of the Institute of Chartered Accountants in England and Wales, a member of the Australian Institute of Company Directors and holds a graduate degree in Business Studies from Buckingham University, UK.

Item 6.B Compensation

Elements of compensation

Independent external advice is sought from remuneration consultants when required, however no advice has been sought during the period ended June 30, 2023, or comparative period. The board aims to ensure that remuneration practices are:

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

Structure

Fixed remuneration consists of some or all of the following components:

●	base salary;
●	non-monetary benefits, for example health insurance; and
●	superannuation benefits, which includes employer contributions,

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

All employee remuneration is evaluated on a regular basis using a set of variables and taking into account the addition of the statutory superannuation contribution. An assessment of existing base salaries is made annually using comparisons against independent market data which provides information on salaries and other benefits paid for comparable roles within the biotech and pharmaceutical industries, using third party salary survey data. Annual performance reviews with each employee are based on a rating system which is used to assess his or her eligibility for salary increases. Other qualitative factors, including the specialized knowledge and experience of the individual and the difficulty of replacing that person, are also taken into account when considering salary adjustments.

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

Company objectives, and their relative weighting, vary depending on the position and responsibility of the respective individual, but in respect of the year ended June 30, 2023 include, amongst other things, the achievement of:

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

STI payments, if any, are generally paid in August or September of each year subject to the completion of the performance review process and the receipt of a satisfactory rating. The Remuneration Committee conducts this process in the case of the CEO. During the financial year ended June 30, 2023, no Short-Term Incentive payments were made to Executives and other senior employees.

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

	2023	2022	2021	2020	2019
Loss for the year attributable to owners (A$)	11,750,923	7,130,998	7,077,619	6,294,775	6,425,604
Basic earnings per share (cents)	(0.1)	(0.1)	(0.1)	(0.1)	(0.2)
Share price at year end (A$)	0.003	0.003	0.009	0.005	0.006

The Company’s earnings have remained negative since inception due to the nature of the business. Shareholder wealth reflects this speculative and volatile market sector. No dividends have ever been declared by the Company. The Company will continue its research and development activities, leading to an expansion of its intellectual property portfolio, as well as continued growth of product revenues from its three key brands; geneType, EasyDNA and AffinityDNA. The overall objective is to achieve key development and commercial milestones in order to add further shareholder value.

Remuneration expenses

Details of the nature and amount of each major element of the compensation of each director of the Company and each of the named officers of the Company and its subsidiaries, for services in all capacities during the financial year ended June 30, 2023 are listed below. All figures are stated in Australian dollars (A$).

		Short-term benefits			Post- employment Superannuation	Other long-term benefits	Share- based payments Equity		Percentage (%)
Name and title		Salary/fees	STI#	Other**	***	****	*****	Totals	Fixed	Variable
Non-Executive Directors	Year	A$	A$	A$	A$	A$	A$	A$	Rem.	Rem.
Dr. Lindsay Wakefield	2023	67,462	-	-	7,084	-	-	74,546	100	-
Mr. Peter Rubinstein	2023	154,769	-	-	9,951	-	-	164,720	100	-
Mr. Nicholas Burrows	2023	67,462	-	-	7,084	-	-	74,546	100	-

Non-Independent Non-Executive Director
Dr. Jerzy Muchnicki	2023	58,330	-	-	6,125	-	-	64,455	100	-

Management
Dr. Richard Allman	2023	48,162	21,707	3,007	7,336	7,071	-	87,283	75	25
Mr. Mike Tonroe (3)	2023	63,584	17,031	4,192	6,444	-	-	91,251	81	19
Mr. Simon Morriss (2)	2023	330,565	24,188	13,985	25,375	2,285	191,346	587,744	63	37
Mr. Tony Di Pietro (6)	2023	158,958	-	10,131	15,028	313	-	184,430	100	-
Mr. Carl Stubbings (4)	2023	223,444	14,205	(1,335)	24,953	1,309	34,368	296,944	84	16
Mr. Kevin Camilleri (5)	2023	233,276	14,725	1,276	4,131	-	27,739	281,147	85	15

Totals	2023	1,406,012	91,856	31,256	113,511	10,978	253,453	1,907,066	82	18

Referencing the table above:

# Represents the payment of short-term incentives for the 2022 financial year, no short-term incentive was payable for the 2023 financial year

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

		Short-term benefits			Post- employment Superannuation	Other long-term benefits	Share- based payments Equity		Percentage (%)
Name and title		Salary/fees	STI*	Other**	***	****	*****	Totals	Fixed	Variable
Non-Executive Directors	Year	A$	A$	A$	A$	A$	A$	A$	Rem.	Rem.
Dr. Lindsay Wakefield	2022	67,462	-	-	6,746	-	4,010	78,218	95	5
Mr. Peter Rubinstein	2022	154,769	-	-	9,477	-	5,347	169,593	97	3
Mr. Nicholas Burrows	2022	67,462	-	-	6,746	-	-	74,208	100	-

Non-Independent Non-Executive Director
Dr. Jerzy Muchnicki	2022	145,117	-	-	8,194	-	6,684	159,995	96	4

Management
Dr. Richard Allman	2022	195,365	-	8,683	17,366	3,231	-	224,645	100	0
Mr. Mike Tonroe (3)	2022	289,531	-	10,400	27,500	472	101,043	428,946	76	24
Mr. Simon Morriss (2)	2022	346,688	43,750	18,606	27,500	780	191,346	628,670	63	37
Mr. Stanley Sack (1)	2022	107,188	-	-	-	-	35,438	142,626	75	25
Mr. Carl Stubbings (4)	2022	201,850	-	3,205	18,765	314	26,459	250,593	89	11
Mr. Kevin Camilleri (5)	2022	211,982	-	22,355	3,528	-	16,719	254,584	93	7

Totals	2022	1,787,414	43,750	63,249	125,822	4,797	387,046	2,412,078

Referencing the table above:

* Represents the payment of short-term incentives for the 2021 financial year

** Other includes movement in Annual Leave component

*** Post-employment benefits as per Corporations Regulation 2M.3.03 (1) Item 7

**** Other long-term benefits as per Corporations Regulation 2M.3.03 (1) Item 8

***** Equity settled share-based payments as per Corporations Regulation 2M.3.03 (1) Item 11 Notes pertaining to changes during the year:

During the financial year ended June 30, 2020, the Board approved to obtain consulting services in relation to capital raises, compliance, NASDAQ hearings and investor relations from its Non-Executive director and current Chairman, Mr. Peter Rubinstein. The services procured were through Mr. Peter Rubinstein’s associate entity, ValueAdmin.com Pty Ltd, and amounted to A$60,000 for the year ended June 30, 2023 (2022: A$60,000).

(1) Mr. Sack was appointed as Chief Operating Officer (COO) on May 18, 2020. He resigned on April 30, 2022.

(2) Mr. Morriss was appointed as Chief Executive Officer (CEO) on February 1, 2021.

(3) Mr. Tonroe was appointed as Chief Financial Officer (CFO) on June 15, 2021. He resigned on November 28, 2022.

(4) Mr Stubbings was appointed as Chief Commercial Officer (CCO) on September 1, 2021.

(5) Mr Camilleri was appointed as Chief Executive Officer of EasyDNA on August 16, 2021.

(6) Mr Di Pietro was appointed as Company Secretary & Chief Financial Officer on November 28, 2022.

Contractual agreements with the directors and other key management personnel

Name:	Dr. Jerzy Muchnicki
Position:	Non-Independent Non-Executive Director
Fixed remuneration:	A$64,455 (inclusive of superannuation)

Name:	Mr. Peter Rubinstein
Position:	Non-Executive Director and Chairman
Fixed remuneration:	A$104,720 (inclusive of superannuation)
Consulting fee:	A$60,000 (excluding GST)

Name:	Dr. Lindsay Wakefield
Position:	Non-Executive Director
Fixed remuneration:	A$74,546 (inclusive of superannuation)

Name:	Mr. Nicholas Burrows
Position:	Non-Executive Director
Fixed remuneration:	A$74,546 (inclusive of superannuation)

Name:	Mr. Simon Morriss
Position:	Chief Executive Officer
Fixed remuneration:	A$365,274 (inclusive of superannuation)

Name:	Mr. Mike Tonroe
Position:	former Chief Financial Officer
Fixed remuneration:	A$300,000 (inclusive of superannuation)

Name:	Mr. Tony Di Pietro
Position:	Company Secretary & Chief Financial Officer
Fixed remuneration:	A$300,000 (inclusive of superannuation)

Name:	Dr. Richard Allman
Position:	Chief Scientific Officer until October 6,2022/Scientific Advisor (Consultant)
Fixed remuneration:	A$200,530 (inclusive of superannuation) when employed as Chief Scientific Officer/Remains on call and invoices the company for his time on a project by project basis.

Name:	Mr. Carl Stubbings
Position:	Chief Commercial Officer
Fixed remuneration:	A$257,415 (inclusive of superannuation)

Name:	Mr. Kevin Camilleri
Position:	Chief Executive Officer, EasyDNA
Fixed remuneration:	A$233,276

Key Terms and Conditions:

The key provisions contained in the agreements of the directors of the Company include the following:

●	The Company does not have a set tenure for directors, and under the Corporations Act 2001 and the Constitution, the directorship can cease under prescribed circumstances (example, bankruptcy, conviction of an offence). In addition, the director may resign by providing notice in writing at any time.
●	No form of remuneration linked to short term incentives has been issued to any of the directors.
●	The following are the key provisions contained in the agreements of the other Key Management Personnel:

Mr. Simon Morriss

●	Genetic Technologies or Mr. Morriss may terminate the employment agreement by providing two weeks written notice within the first six months of employment. Thereafter the notice period is 4 months written notice. Genetic Technologies may, at its own election, make payment in lieu of notice.
●	Mr. Morriss shall be subject to restrictions on competing with Genetic Technologies Limited and its related bodies corporate during the employment and for a period of up to 24 months after the employment ends. Mr. Morriss is also prevented from soliciting Genetic Technologies employees’ customers or suppliers to cease employment or conducting business with the Company.
●	Mr. Morriss’ CEO employment agreement otherwise contains standard terms and conditions for agreements of its nature, including confidentiality, retention of intellectual property and leave.

Mr. Mike Tonroe (resigned on November 28, 2022)

●	Genetic Technologies or Mr. Tonroe may terminate the employment agreement by providing two weeks written notice within the first six months of employment. Thereafter the notice period is 4 months written notice. Genetic Technologies may, at its own election, make payment in lieu of notice.
●	Mr. Tonroe shall be subject to restrictions on competing with Genetic Technologies Limited and its related bodies corporate during the employment and for a period of up to 24 months after the employment ends. Mr. Tonroe is also prevented from soliciting Genetic Technologies employees’ customers or suppliers to cease employment or conducting business with the Company.
●	Mr. Tonroe’s CFO employment agreement otherwise contains standard terms and conditions for agreements of its nature, including confidentiality, retention of intellectual property and leave.

Mr. Tony Di Pietro (appointed November 28, 2022)

●	Genetic Technologies or Mr. Di Pietro may terminate the employment agreement by providing two weeks written notice within the first six months of employment. Thereafter the notice period is 4 months written notice. Genetic Technologies may, at its own election, make payment in lieu of notice.
●	Mr. Di Pietro shall be subject to restrictions on competing with Genetic Technologies Limited and its related bodies corporate during the employment and for a period of up to 24 months after the employment ends. Mr. Di Pietro is also prevented from soliciting Genetic Technologies employees’ customers or suppliers to cease employment or conducting business with the Company.
●	Mr. Di Pietro’s CFO employment agreement otherwise contains standard terms and conditions for agreements of its nature, including confidentiality, retention of intellectual property and leave.

Dr. Richard Allman

●	Towards termination, the agreement states that the Company or the employee may terminate at any time by providing a 30-day notice to the other party or the agreement will be terminated on the expiration of that notice.
●	On termination of this agreement the Company will pay the employee the salary package due up to and including the date of termination.

Mr. Carl Stubbings

●	Genetic Technologies or Mr. Stubbings may terminate the employment agreement by providing two weeks written notice within the first six months of employment. Thereafter the notice period is 4 months written notice. Genetic Technologies may, at its own election, make payment in lieu of notice.
●	Mr. Stubbings shall be subject to restrictions on competing with Genetic Technologies Limited and its related bodies corporate during the employment and for a period of up to 24 months after the employment ends. Mr. Stubbings is also prevented from soliciting Genetic Technologies employees’ customers or suppliers to cease employment or conducting business with the Company.
●	Mr. Stubbings’s CCO employment agreement otherwise contains standard terms and conditions for agreements of its nature, including confidentiality, retention of intellectual property and leave.

Mr. Kevin Camilleri

●	Genetic Technologies or Mr. Camilleri may terminate the employment agreement by providing two weeks written notice within the first six months of employment. Thereafter the notice period is 4 months written notice. Genetic Technologies may, at its own election, make payment in lieu of notice.
●	Mr. Camilleri shall be subject to restrictions on competing with Genetic Technologies Limited and its related bodies corporate during the employment and for a period of up to 12 months after the employment ends. Mr. Camilleri is also prevented from soliciting Genetic Technologies employees’ customers or suppliers to cease employment or conducting business with the Company.
●	Mr. Camilleri’s EasyDNA CEO employment agreement otherwise contains standard terms and conditions for agreements of its nature, including confidentiality, retention of intellectual property and leave.

The details of those Executives nominated as Key Management Personnel under section 300A of the Corporations Act 2001 have been disclosed in this Report. No other employees of the Company meet the definition of “Key Management Personnel” as defined in IAS 24 Related Party Disclosures, or “senior manager” as defined in the Corporations Act 2001.

Executive officers are those officers who were involved during the year in the strategic direction, general management or control of the business at a company or operating division level. The remuneration paid to Executives is set with reference to prevailing market levels and comprises a fixed salary, short-term incentives (which are linked to agreed key performance indicators), and an option or performance share component (long term incentive). Options/Performance shares are granted to Executives in line with their respective levels of experience and responsibility.

Share Based Payments

Option holdings and details of options exercised, granted, and forfeited, as part of remuneration

No options were issued under employee incentive scheme during the financial year ended June 30, 2023 and June 30, 2022. On December 21, 2020, the Company issued 5,000,000 options to Executives and 7,850,000 to other employees, under an employee incentive scheme. The options have an exercise price of A$0.008 (0.8 cents) per option and expire on December 1, 2023. During the financial year ending June 30, 2023 250,000,000 options lapsed due to expiry (2022: 10,000,000, 2021: 5,000,000). No options were exercised during the financial years ending June 30, 2023, 2022 and 2021.

Details of the options held by the Executives and Directors nominated as Key Management Personnel at the year ended June 30, 2023 are set out below.

Option holdings of Key Management Personnel June 30, 2023

Options	Balance at start of the year	Granted as remuneration	Granted as part of cost of capital	Exercised	Lapsed	Balance at end of the year	Vested and exercisable
Dr. Lindsay Wakefield	-	-	-	-	-	-	-
Mr. Peter Rubinstein	125,000,000	-	-	-	(125,000,000)	-	-
Dr. Jerzy Muchnicki	125,000,000	-	-	-	(125,000,000)	-	-
Dr. Richard Allman	5,000,000	-	-	-	-	5,000,000	5,000,000
Mr. Stanley Sack	-	-	-	-	-	-	-
Mr. Mike Tonroe	-	-	-	-	-	-	-
Mr. Carl Stubbings	-	-	-	-	-	-	-
Mr. Kevin Camilleri	-	-	-	-	-	-	-
Total	255,000,000	-	-	-	(250,000,000)	5,000,000	5,000,000

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

As of June 30, 2023, there was one executive and 7 employees who held options that had been granted under the Company’s respective option plans. Options issued under the Plan carry no rights to dividends and no voting rights.

As of the date of this Annual Report, there was a total of 8,000,000 unlisted employee options outstanding.

Options granted under the Employee Option Plan carry no rights to dividends and no voting rights and generally have an expiry date of five years from the date of the offer to grant options.

During the year ended June 30, 2023, the Company did not record a share-based payments expense in respect of the options granted (2022: Nil).

The following is additional information relating to the options granted under the Employee Share Option Plan as of June 30, 2023:

Options outstanding				Options exercisable
Range of exercise prices	Number of options	Weighted average exercise price A$	Remaining weight- ed average contrac- tual life (years)	Number of options	Weighted average exercise price A$
A$0.008	8,400,000	0.008	0.42	8,400,000	0.008

Unlisted performance rights holdings and details of performance rights exercised, granted, and forfeited, as part of remuneration

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

No new performance rights were issued during the financial year. (2022: 80,000,000). The performance rights issued to Mr Michael Tonroe, 40,000,000, in the prior financial year lapsed upon his resignation in November 2022 (2022: 15,000,000). No performance rights were exercised during the financial year (2022: 3,937,500).

Valuation of performance rights granted in the year ended June 30, 2022

During the year ended June 30, 2022, the Board has approved for the following Performance Rights to be issued to the Key Management Personnel below:

●	40,000,000 Performance Rights to Mr. Michael Tonroe
●	20,000,000 Performance Rights to Mr. Carl Stubbings
●	20,000,000 Performance Rights to Mr. Kevin Camilleri

Performance hurdles

Key management personnel, being the recipients of the performance rights, must remain engaged by the Company at the time of satisfaction of the performance hurdle in order for the relevant Performance Right to vest.

The performance rights for key management personnel vest and are exercisable upon the Share price reaching A$0.016 while or greater for more than 15-day consecutive ASX trading days.

There are various formulae which can be applied to determining the theoretical value of performance rights (including the formula known as the Black-Scholes Model valuation formula and the Binomial model).

The Company commissioned an independent valuation of these performance rights. The independent valuer has applied the Binomial model in providing the valuation of the performance rights.

Inherent in the application of the Binomial model are a number of inputs, some of which must be assumed. The data relied upon in applying the Binomial model was:

a)	exercise price being 0.0 cents per Performance Right for all classes;
b)	VWAP hurdle for key management personnel (15 days consecutive share price hurdle) equaling A$0.016 for Performance Rights;
c)	sales and market cap hurdles as listed above for Performance Rights;
d)	the continuously compounded risk-free rate is as per table below (calculated based on yield of Australian government bonds, as at the grant dates for a 2 or 3 year period matching the expected life of Performance Rights);
e)	the expected option life of 3 years for key management personnel and 2 years for others; and
f)	a volatility measure between 149% to 161%.

Based on the independent valuation of the performance rights, the Company agrees that the total value of these performance rights to be issued to each member of key management personnel (depending on the share price at issue) is as follows:

Performance rights issued during prior year, vested during the year

	Number of Performance Rights issued	Valuation (cents)	Total fair value of Performance Rights A$	Expense accounted for in 2022 A$	Expense accounted for during the year A$
Mr. Carl Stubbings	20,000,000	0.52	103,104	26,459	34,368
Mr. Kevin Camilleri	20,000,000	0.42	83,216	16,719	27,739
Total	40,000,000		186,320	43,178	62,107

Performance rights issued during prior year, lapsed during the financial year ending June30, 2023

	Number of Performance Rights issued	Valuation (cents)	Total fair value of Performance Rights A$	Expense accounted for in 2022 A$	Expense accounted for during the year A$
Mr. Michael Tonroe	40,000,000	0.73	291,428	101,043	-
Total	40,000,000		291,428	101,043	-

Valuation of performance rights granted in prior years

Based on the independent valuation of the performance rights, the Company agrees that the total value of the outstanding performance rights issued to key management personnel (depending on the share price at issue) is as follows:

Valuation of Class A Performance Rights granted prior to the year ended June 30, 2022

Performance hurdles

The Class A Performance Rights vest and are exercisable upon the Share price reaching A$0.012 or greater for more than 10- day consecutive ASX trading days.

The Class B Performance Rights vest and are exercisable upon the Share price reaching A$0.014 or greater for more than 10-day consecutive ASX trading days and sales commence on the Consumer Initiated Testing (CIT) platform in either Australia or the United States of America.

The Class C Performance Rights vest and are exercisable upon a minimum of 4,000 tests being processed in any 12-month period or the market cap of GTG reaching A$100 million or above and being sustained for more than 10 consecutive ASX trading days, whichever happens sooner.

The Class D Performance Rights vest and are exercisable upon the Share price reaching A$0.016 or greater for more than 15- day consecutive ASX trading days.

The Class E Performance Rights vest and are exercisable upon the first commercial sale of the Company’s COVID-19 risk test with IBX (Infinity BioLogix).

The Company commissioned an independent valuation of these performance rights. The independent valuer has applied the Binomial model in providing the valuation of these performance rights. Inherent in the application of the Binomial model are a number of inputs, some of which must be assumed. The data relied upon in applying the Binomial model was:

a)	exercise price being 0.0 cents per Performance Right for all classes;
b)	VWAP hurdle (10 days consecutive share price hurdle) equaling A$0.012 for Class A and A$0.014 for Class B, and (15 days consecutive share price hurdle) equaling A$0.016 for Class D Performance Rights;
c)	sales and market cap hurdles as listed above for Class C and Class E Performance Rights;
d)	the continuously compounded risk-free rate being 0.111% for all classes of Performance Rights (based on a 3 year Australian Government yield as at December 21, 2020);
e)	the expected option life of 2 years for Class E Performance Rights and 3 years for all other classes of Performance Rights; and
f)	a volatility measure of 158.23%.

The values calculated are set out below and are recognized as a share-based payment expense is included within general and administrative costs in the statement of profit or loss and other comprehensive income. Performance rights issued during prior years, lapse during the year

Valuation of class A performance rights granted in prior years, and held by key management personnel at June 30, 2023

	Number of Performance Rights issued	Valuation per Class A (cents)	Total fair value of Class A Performance Rights A$	Expense accounted in 2021 A$	Expense accounted for during the year A$
Dr. Lindsay Wakefield	5,000,000	0.6702	33,512	33,512	-
Mr. Nicholas Burrows	5,000,000	0.6702	33,512	33,512	-
Dr. Jerzy Muchnicki	7,500,000	0.6702	50,268	50,268	-
Mr. Peter Rubinstein	7,500,000	0.6702	50,268	50,268	-
Total	25,000,000		167,560	167,560	-

Valuation of class B performance rights granted in prior years, and held by key management personnel at June 30, 2023

	Number of Performance Rights issued	Valuation per Class B (cents)	Total fair value of Class B Performance Rights A$	Expense accounted in 2021 A$	Expense accounted for during the year A$
Dr. Jerzy Muchnicki	25,000,000	0.6646	166,158	166,158	-
Mr. Peter Rubinstein	25,000,000	0.6646	166,158	166,158	-
Total	50,000,000		332,316	332,316	-

Valuation of class C performance rights granted in prior years, and held by key management personnel at June 30, 2023

	Number of Performance Rights issued	Valuation per Class C (cents)	Total fair value of Class C Performance Rights A$	Expense accounted in 2021 A$	Expense accounted for during the year A$
Dr. Jerzy Muchnicki	25,000,000	0.6702	167,541	-	-
Mr. Peter Rubinstein	25,000,000	0.6702	167,541	-	-
Total	50,000,000		335,082	-	-

Valuation of class D performance rights granted in prior years, and held by key management personnel at June 30, 2023

	Number of Performance Rights issued	Valuation per Class D (cents)	Total fair value of Class D Performance Rights A$	Expense accounted in 2022 A$	Expense accounted for during the year A$
Mr Simon Morriss	60,000,000	0.96	574,037	191,346	191,346

Valuation of class E performance rights granted in prior years and exercised in the financial year ending June 30, 2022

	Number of Performance Rights issued	Valuation per Class E (cents)	Total fair value of Class E Performance Rights A$	Expense accounted in 2021 A$	Expense accounted for during the year A$
Mr Stanley Sack	3,937,500	0.90	35,438	4,622	-

Class A performance rights issued in prior years, that lapsed during the financial year ending June 30, 2022

	Number of Performance Rights issued	Valuation per Class A (cents)	Total fair value of Class A Performance Rights A$	Expense accounted in 2022 A$	Expense accounted for during the year A$
Dr. Lindsay Wakefield	3,750,000	0.77	28,875	4,010	-
Dr. Jerzy Muchnicki	6,250,000	0.77	48,125	6,684	-
Mr. Peter Rubinstein	5,000,000	0.77	38,500	5,347	-
Total	15,000,000		115,500	16,041	-

The values calculated as set out above are recognized as a share-based payment expense is included within general and administrative costs in the statement of profit or loss and other comprehensive income for the relevant period.

The following is the reconciliation of Performance Rights for the year ended June 30, 2023 held by Key Management Personnel:

Performance Rights	Balance at start of the year	Granted as remuneration	Exercised	Lapsed/ Forfeited	Balance at the end of year
Dr. Lindsay Wakefield	5,000,000	-	-	-	5,000,000
Mr. Peter Rubinstein	57,500,000	-	-	-	57,500,000
Mr. Nicholas Burrows	5,000,000	-	-	-	5,000,000
Dr. Jerzy Muchnicki	57,500,000	-	-	-	57,500,000
Dr. Richard Allman	-	-	-	-	-
Mr. Tony Di Pietro	-	-	-	-	-
Mr. Mike Tonroe	40,000,000	-	-	(40,000,000)	-
Mr. Simon Morriss	60,000,000	-	-	-	60,000,000
Mr. Carl Stubbings	20,000,000	-	-	-	20,000,000
Mr. Kevin Camilleri	20,000,000	-	-	-	20,000,000
Total	265,000,000	-	-	(40,000,000)	225,000,000

Performance rights included in the balance at start of the financial year

The unlisted performance rights granted and outstanding as of June 30, 2023 are as follows:

	2023	Fair Value A$	Expiration Date
Director
Mr. Peter Rubinstein (Class A)	7,500,000	50,268	21-Dec-2023
Mr Nick Burrows (Class A)	5,000,000	33,512	21-Dec-2023
Dr. Jerzy Muchnicki (Class A)	7,500,000	50,268	21-Dec-2023
Mr. Lindsay Wakefield (Class A)	5,000,000	33,512	21-Dec-2023

Mr. Peter Rubinstein (Class B)	25,000,000	166,158	21-Dec-2023
Dr. Jerzy Muchnicki (Class B)	25,000,000	166,158	21-Dec-2023

Mr. Peter Rubinstein (Class C)	25,000,000	167,541	21-Dec-2023
Dr. Jerzy Muchnicki (Class C)	25,000,000	167,541	21-Dec-2023

Mr. Simon Morriss (Class D)	60,000,000	574,037	4-Feb-2024

Mr. Carl Stubbings	20,000,000	103,104	22-Sep-2024
Mr. Kevin Camilleri	20,000,000	83,216	22-Nov-2024

Balance at the end of the financial year	225,000,000	1,595,315

The following is additional information relating to the performance rights granted, as of June 30, 2023:

Performance rights outstanding				Performance rights exercisable
Range of exercise prices	Number of Performance Rights	Weighted average exercise price A$	Remaining Weighted average contractual life (years)	Number of Perf. rights	Weighted average exercise price A$
A$0.00 - A$0.00	225,000,000	0.000	0.66	225,000,000	0.00

Australian disclosure requirements: ordinary shares of Genetic Technologies Limited held by key management personnel at the date of this Directors’ report are as follows:

Ordinary Shares	Balance at start of the year[1]	Granted as remuneration	Received on exercised options	Other Changes[2]	Balance at the end of year
Dr. Lindsay Wakefield	9,418,104	-	-	-	9,418,104
Mr. Peter Rubinstein	308,132,009	-	-	-	308,132,009
Mr. Nicholas Burrows	1,670,000	-	-	-	1,670,000
Dr. Jerzy Muchnicki	263,085,885	-	-	(38,400,000)	224,685,885
Dr. Richard Allman	553,338	-	-	-	553,338
Mr. Tony Di Pietro	-	-	-	500,000	500,000
Mr. Mike Tonroe	-	-	-	-	-
Mr. Simon Morriss	-	-	-	-	-
Mr. Carl Stubbings	-	-	-	750,000	750,000
Mr. Kevin Camilleri	-	-	-	-	-
Total	582,859,336	-	-	(37,150,000)	545,709,336

1. Balance may include shares held prior to individuals becoming KMP. For individuals who became KMP during the period, the balance is as at the date they became KMP.

2. Other changes incorporate changes from acquisition and disposals of ordinary share transactions.

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

Loans to Key Management Personnel

There have been no loans to KMP’s during the financial year or prior financial year.

Voting and comments at the Company’s 2022 Annual General Meeting

The Company received 84.49% of the vote in favor of its Remuneration Report for the 2022 financial year. The Company did not receive any specific feedback at the AGM on its remuneration policies.

(End of the Remuneration Report (Audited) for Australian Disclosure Requirements)

Other Australian Disclosure Requirements

Auditor’s Independence Declaration

There were no former partners or directors of Grant Thornton Audit Pty Ltd, the Company’s auditor, who were or were at any time during the financial year, an officer of the Company.

A copy of the auditor’s independence declaration under Section 307C of the Corporations Act 2001 in relation to the audit for the year ended June 30, 2023 is included in Exhibit 15.4 of this annual report on Form 20-F.

Directors’ resolution

The components of our directors’ report are incorporated in various places within this annual report on the Form 20-F. A table charting these components is included within ‘Exhibit 15.3 Appendix 4E’.

This report is made in accordance with a resolution of directors.

/s/ Peter Rubinstein

Director Melbourne

August 30, 2023

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

The Board meets to discuss business regularly throughout the year, with additional meetings being held when circumstances warrant. Included in the table below are details of the meetings of the Board and the sub-committees of the Board that were held during the 2023 financial year.

	Directors’ meetings		Audit & Risk Committee meetings		Remuneration Committee meetings
	Attended	Eligible	Attended	Eligible	Attended	Eligible
Dr. Lindsay Wakefield	11	12	6	6	3	3
Dr. Jerzy Muchnicki	9	12	-	-	-	-
Mr. Peter Rubinstein	12	12	6	6	3	3
Mr. Nicholas Burrows	12	12	6	6	3	3

Committees of the Board

The Board has established an Audit & Risk Committee which operates under a specific Charter approved by the Board. It is the Board’s responsibility to ensure that an effective internal control framework exists within the Company. This includes internal controls to deal with both the effectiveness and efficiency of significant business processes, the safeguarding of assets, the maintenance of proper accounting records, and the reliability of financial information as well as non-financial considerations such as the benchmarking of operational key performance indicators.

The Board has delegated the responsibility for the establishment and maintenance of a framework of internal control and ethical standards for the management of the Company to the Audit & Risk Committee. The Audit & Risk Committee also provides the Board with assurance regarding the reliability of financial information for inclusion in the financial reports. As at date of this report, all of the members of the Audit & Risk Committee are independent Non-Executive Directors.

The Remuneration Committee is, amongst other things, responsible for determining and reviewing remuneration arrangements for the Directors, the Chief Executive Officer and the Senior Leadership Team. The Chairman of the Committee is an independent non- executive director.

The Remuneration Committee assesses the appropriateness of the nature and amount of remuneration paid to Directors and Executives on a periodic basis by reference to relevant employment market conditions, with the overall objective of ensuring maximum shareholder benefit from the retention of a high-quality Board and senior leadership team.

Committee membership

As at the date of this Report, the composition of these two Sub-Committees are:

Audit & Risk Committee:	Mr. Nicholas Burrows — Chairman of the Committee
Mr. Peter Rubinstein
Dr. Lindsay Wakefield

Remuneration Committee:	Dr. Lindsay Wakefield — Chairman of the Committee
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

Board Diversity Matrix (As of June 30, 2023)
Country of Principal Executive Offices	Australia
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	4

	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	-	4	-	-
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	1
LGBTQ+	-
Did Not Disclose Demographic Background	-

As at 7th August 2023 the Company has less than 5 Directors and at that date does not have a diverse director on the Board. Accordingly, we are not in compliance with Nasdaq Rule 5605(f) as we did not meet the applicable board diversity objective by the end of the phase- in period on that date.

The Company’s Directors acknowledge the importance of board diversity and this is considered as part of the Company’s regular director skills assessment process. In considering the output from this skills assessment process, the Board has formally identified the need to address and prioritize Board diversity. Accordingly, one of the key People and Culture strategic pillar initiatives from the Company’s current strategic plan, is to identify and appoint a suitable female director over the course of the financial year ended June 30, 2024. The Company’s Remuneration Committee will oversee this process, consistent with its Charter, and will provide a formal recommendation to the Board.

Item 6.D Employees

As of the date of this Annual Report, the Company comprising the Company and its subsidiaries, employed 60 full-time equivalent employees. The number of full-time equivalent employees as of the end of each respective financial year ended June 30 are as follows:

2023	60
2022	52
2021	18

Item 6.E Share Ownership

The relevant interest of the directors in the share capital of the Company as notified by them to the Australian Securities Exchange in accordance with section 205G(1) of the Corporations Act 2001 as of the date of this Annual Report is as follows:

Director	Ordinary shares	Percentage of Capital held
Dr. Lindsay Wakefield	9,418,104	0.10%
Dr. Jerzy Muchnicki	224,685,885	2.85%
Mr. Peter Rubinstein	308,132,009	3.34%
Mr. Nicholas Burrows	1,670,000	0.02%

Item 7. Major Shareholders and Related Party Transactions

Item 7.A Major Shareholders

As at the date of this Annual Report, no shareholders hold a beneficial ownership of 5% or more of our voting securities.

The number of Ordinary Shares on issue in Genetic Technologies Limited as of the date of this Annual Report was 11,541,658,143. The number of holders of Ordinary Shares in Genetic Technologies Limited as of the date of this Annual Report was approximately 4,846 (August 21, 2023).

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

Record Holders

As of August 21, 2023, there were 4,846 holders of record of our ordinary shares, of which 33 record holders, holding approximately 0.02% of our ordinary shares, had registered addresses in the United States. These numbers are not representative of the number of beneficial holders of our shares nor are they representative of where such beneficial holders reside, since many of these ordinary shares were held of record by brokers or other nominees. The majority of trading by our U.S. investors is done by means of ADSs that are held of record by HSBC Custody Nominees (Australia) Ltd., which held 70.35% of our ordinary shares as of such date.

Item 7.B Related Party Transactions

During the year ended June 30, 2023, 2022 and 2021, the only transactions between entities within the Company and other related parties occurred, are as listed below. Except where noted, all amounts were charged on similar to market terms and at commercial rates.

Transactions within the Company and with other related parties

During the year ended June 30, 2023, other than compensation paid to directors and other members of key management personnel, see “Item 6.B Compensation”, the only transactions between entities within the Company and other related parties are as listed below. Except where noted, all amounts were charged on similar to market terms and at commercial rates.

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

In the prior reporting period, the Company paid A$91,615 to The CFO Solution towards provision of overall CFO, accounting and other finance related activities. During the reporting period, the Company did not transact with The CFO Solution.

Mr. Stanley Sack (former Chief Operating Officer)

On May 18, 2020, the Company appointed Mr. Stanley Sack who provides consulting in the capacity of Chief Operating Officer. Mr. Sack had spent 15 years in large listed entities in executive positions managing large business divisions. He has worked with a high-net-worth family managing all their operating businesses and private equity activities. Mr. Sack built an Allied Health Business in the aged care and community care space which became the biggest Mobile Allied Health Business in Australia, and was recently sold to a large medical insurance company.

During the reporting period, the Company had no transactions (2022: A$107,188) with Mr. Stanley Sack’s entity Cobben Investments Pty Ltd towards provision of consulting services in relation to provision of duties related to Chief Operating Officer of the Company.

Mr. Peter Rubinstein (Non-Executive Director and Chairman)

During the financial year ended June 30, 2020, the Board approved to obtain consulting services in relation to capital raises, compliance, NASDAQ hearings and investor relations from its Non-Executive Director and current Chairman, Mr. Peter Rubinstein. The services procured were through Mr. Peter Rubinstein’s associate entity ValueAdmin.com Pty Ltd and amounted to A$60,000 (2022: A$60,000), which is included as part of the cash salary and fees in the remuneration report as at June 30, 2023.

There were no transactions with parties related to Key Management Personnel during the year other than that disclosed above.

Dr. Jerzy Muchnicki (Non-Independent Non-Executive Director)

During the financial year ended June 30, 2022, the Board approved to obtain consulting services in relation to PRS and Germline Integration; Epigenetics; Somatic Testing; NIPT; Carrier testing and related marketing advice from its Non-Independent Non- Executive Director, Dr. Jerzy Muchnicki. The services procured were through Dr. Jerzy Muchnicki’s private consultancy and amounted to A$50,000 (2021: Nil) that is included as part of the cash salary and fees in the remuneration report as at June 30, 2022.

There were no transactions with parties related to Key Management Personnel during the year other than that disclosed above.

Performance Rights Issuance

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

During the year ended June 30, 2022 the Board has approved for the following Performance Rights to be issued to the Key Management Personnel below:

●	40,000,000 Performance Rights to Mr. Michael Tonroe
●	20,000,000 Performance Rights to Mr. Carl Stubbings
●	20,000,000 Performance Rights to Mr. Kevin Camilleri

The Company has accounted for these Performance Rights in accordance with its accounting policy for share-based payment transactions, recording A$125,500 (2022: A$437,508, 2021: A$622,725) of associated expense in the current reporting period. During the financial year ending June 30, 2023 the Performances Rights issued to Mr. Michael Tonroe were forfeit as Mr. Tonroe resigned from his position as CFO.

Item 7.C Interests of Experts and Counsel

Not applicable.

Item 8. Financial Information

Item 8.A Consolidated Statements and Other Financial Information

The information included in Item 18 of this Annual Report is referred to and referenced into this Item 8.A.

Legal Proceedings

We are not currently a party to any legal proceedings. From time to time, we may be a party to litigation or subject to claims incident to the ordinary course of business. Although the results of litigation and claims cannot be predicted with certainty, we currently believe that the final outcome of these ordinary course matters will not have a significant effect on our financial position or profitability. Regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

Dividends

Until our businesses are profitable beyond our expected research and development needs, our Directors are unlikely to be able to recommend that any dividend be paid to our shareholders. Our Directors will not resolve a formal dividend policy until we generate profits. Our current intention is to reinvest our income in the continued development and expansion of our businesses.

Item 8.B Significant Changes

There have been no significant changes in the operational or financial condition of the Company since June 30, 2023.

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

The Powers of the Directors

Under the provisions of our Constitution our Directors may exercise all of the powers of our company, other than those that are required by our Constitution or the Corporations Act 2001 of Australia to be exercised at a general meeting of shareholders. A director may participate in a meeting and vote on a proposal, arrangement or contract in which he or she is materially interested, so long as the director’s interest is declared in accordance with the Corporations Act 2001. The authority of our directors to enter into borrowing arrangements on our behalf is not limited, except in the same manner as any other transaction by us.

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

The quorum required for an ordinary meeting of shareholders consists of at least three shareholders represented in person or by proxy. A meeting adjourned for lack of a quorum generally is adjourned to the same day in the following week at the same time and place or any time and place as the directors designate in a notice to the shareholders. At the reconvened meeting, the required quorum consists of any two members present in person or by proxy.

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

Annual and Extraordinary Meetings

Our Board of Directors must convene an annual meeting of shareholders at least once every calendar year, within five months of our last fiscal year-end. Notice of at least 28 days prior to the date of the meeting is required. An extraordinary meeting may be convened by the board of directors, it decides or upon a demand of any directors, or of one or more shareholders holding in the aggregate at least five percent of our issued capital. An extraordinary meeting must be called not more than 21 days after the request is made. The meeting must be held not later than two months after the request is given.

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

Corporations Act 2001

As applied to the Company, the Corporations Act 2001 prohibits any legal person (including a corporation) from acquiring a relevant interest in Ordinary Shares if after the acquisition that person or any other person’s voting power in the Company increases from 20% or below to more than 20%, or from a starting point that is above 20% and below 90%.

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

Item 10.C Material Contracts

During the financial years ending June 30, 2021, 2022, and 2023, the Company entered into agreements with H.C. Wainwright & Co, to act as placement agents to the share offerings made on multiple occasions the Company raised a total of A$22,881,958 before costs of the transactions. Towards the cost of these transactions, the Company issued the following securities:

●	156,000,000 warrants issued to H.C. Wainwright & Co. LLC on December 21, 2020 exercisable at US$0.004166 expiring on December 21, 2025, amounting to A$1,462,442. The warrants are exercisable for fully paid ordinary shares.
●	39,975,000 warrants issued to H.C. Wainwright & Co. LLC on December 21, 2020, exercisable at US$0.0104 expiring on December 21, 2025, amounting to A$360,017. The warrants are exercisable for fully paid ordinary shares.
●	48,750,000 warrants issued to H.C. Wainwright & Co. LLC on November 24, 2021, exercisable at US$0.00109375 expiring 5 years after date of issue, amounting to A$476,297. The warrants are exercisable for fully paid ordinary shares.
●	250,000 warrants to be issued to H.C. Wainwright & Co. LLC, subject to shareholder approval scheduled for the 2023 Annual General Meeting (AGM), exercisable at US$1.625 expiring 5 years after date of issue, amounting to A$134,956. The warrants are exercisable for fully paid ordinary shares.

As at June 30, 2023, the following warrants remain outstanding and exercisable and relate to capital raising activities prior to June 30, 2021.

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

The Company executed an acquisition agreement (“Acquisition Agreement”) on July 19, 2021 to acquire the direct-to- consumer eCommerce business and distribution rights associated with General Genetics Corporation and its associated brands trading as EasyDNA, from BelHealth Investment Fund LP. The Acquisition Agreement provides for the acquisition of all brands, websites and agency reseller agreements associated with EasyDNA. This includes over 70 websites in 40 countries and six brand identities. Under the terms of the Acquisition Agreement, the Company acquired 100% of EasyDNA’s brands and assets within the General Genetics Corporation business for a purchase price of US$4 million, comprising cash consideration of US$2.5 million and US$1.5 million of ADSs.

The Company executed an asset purchase agreement (“APA”) on July 14, 2022 to acquire the direct-to-consumer eCommerce business, laboratory testing and distribution agreements associated with AffinityDNA. The APA provides for the acquisition of all brands and websites associated with AffinityDNA. This includes the AffinityDNA Amazon sales channel rights. Under the terms of the APA, the Company acquired 100% of AffinityDNA’s brands and assets for a purchase price of GBP555,000, comprising cash consideration of GBP227,500 on completion and GBP227,500 payable in July 2023 subject to the AffinityDNA business attaining certain financial performance parameters. The second payment was payable on the achievement of a gross profit target for the 12-month period from the acquisition date. This target was not achieved and therefore no further payment is to be made in respect of the acquisition of AffinityDNA.

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

Tax on Sales or other Dispositions of Shares - Stockholders Holding Shares on Revenue Account

Some non-Australian resident stockholders may hold shares on revenue rather than on capital account, for example, share traders. These stockholders may have the gains made on the sale or other disposal of the shares included in their assessable income under the ordinary income provisions of the income tax law, if the gains are sourced in Australia. Non-Australian resident stockholders assessable under these ordinary income provisions in respect of gains made on shares held on revenue account would be assessed for those gains at the Australian tax rates for non-Australian residents, which start at a marginal rate of 32.5%. Some relief from the Australian income tax may be available to non-Australian resident stockholders under the Treaty, for example, because the stockholder derives business profits not through a permanent establishment in Australia. To the extent an amount would be included in a non- Australian resident stockholder’s assessable income under both the capital gains tax provisions and the ordinary income provisions, the capital gain amount would generally be reduced, so that the stockholder would not be subject to double tax on any part of the income gain or capital gain.

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

As used herein, a “U.S. holder” is a beneficial owner of an ADS that is, for U.S. federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or an entity taxable as a corporation) created or organized in or under the laws of the United States, any State thereof or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income tax without regard to its source or (iv) a trust if (1) a court within the United States is able to exercise primary supervision over the ad- ministration of the trust, and one or more United States persons have the authority to control all substantial decisions of the trust, or (2) the trust has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a United States person.

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

The gross amount of any dividend on an ADS or Ordinary Share (which will include the amount of any Australian taxes withheld) generally will be subject to U.S. federal income tax as foreign source dividend income, and will not be eligible for the corporate dividends received deduction. In general, the amount of a dividend paid in Australian dollars will be its value in U.S. dollars based on the prevailing spot market exchange rate in effect on the day the U.S. holder receives the dividend or, in the case of a dividend received in respect of an ADS, on the date the Depositary receives it, whether or not the dividend is converted into U.S. dollars at that time. A U.S. holder will have a tax basis in any distributed Australian dollars equal to its U.S. dollar amount on the date of receipt, and any gain or loss realized on a subsequent conversion or other disposition of Australian dollars generally will be treated as U.S. source ordinary income or loss. If dividends paid in Australian dollars are converted into U.S. dollars on the date they are received by a U.S. holder, the U.S. holder generally should not be required to recognize foreign currency gain or loss in respect of the dividend.

Subject to certain exceptions, a dividend that a non-corporate holder receives on an ADS or Ordinary Share may qualify for the preferential rates of taxation with respect to dividends on the ADSs or Ordinary Shares applicable to long-term capital gains (i.e., gains from the sale of capital assets held for more than one year) and “qualified dividend income” (as discussed below). A dividend on an ADS or Ordinary Share will be a qualified dividend if (i) either (a) the ADSs or Ordinary Shares, as applicable, are readily tradable on an established market in the United States or (b) we are eligible for the benefits of a comprehensive income tax treaty with the United States that the Secretary of the Treasury determines is satisfactory for purposes of these rules and that includes an exchange of information program, and (ii) we were not, in the year prior to the year the dividend was paid, and are not, in the year the dividend is paid, a passive foreign investment company (“PFIC”). The ADSs are listed on the NASDAQ Capital Market, which should qualify them as readily tradable on an established securities market in the United States. In any event, the Treaty satisfies the requirements of clause (i)(b), and we believe we qualify as a resident of Australia entitled to the benefits of the Treaty (though there can be no assurance in this regard). However, based on our audited financial statements and relevant market and shareholder data, we believe we were a PFIC for U.S. federal income tax purposes for our taxable year ended June 30, 2023. Therefore, in light of the discussion in the section entitled “Passive Foreign Investment Company Rules,” you should assume that dividends generally will not constitute qualified dividend income eligible for reduced rates of taxation.

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

Sale, Exchange or Other Taxable Disposition

Subject to the passive foreign investment company rules discussed below, on a sale, exchange or other taxable disposition of an Ordinary Share or ADS, a U.S. holder generally will recognize capital gain or loss in an amount equal to the difference between the U.S. holder’s adjusted tax basis in the Ordinary Share or ADS and the amount realized on the sale, exchange or other taxable disposition, each determined in U.S. dollars. The adjusted tax basis in the ADSs or Ordinary Shares generally will be equal to the cost of such ADSs or Ordinary Shares. Capital gain from the sale, exchange or other taxable disposition of the ADSs or Ordinary Shares by a non-corporate U.S. holder is generally eligible for a preferential rate of taxation applicable to long-term taxable capital gains if the non-corporate U.S. holder’s holding period determined at the time of such sale, exchange or other taxable disposition for such securities exceeds one year. Capital gains recognized by corporate U.S. holders generally are subject to U.S. federal income tax at the same rate as ordinary income. The deductibility of capital losses is subject to limitations. Any gain or loss a U.S. holder recognizes generally will be U.S. source for U.S. foreign tax credit purposes. The rules relating to the determination of the foreign tax credit are complex, and U.S. holders are urged to consult with their own tax advisers regarding the application of such rules.

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

Passive Foreign Investment Company Rules

A special set of U.S. federal income tax rules applies to a foreign corporation that is a PFIC for U.S. federal income tax purposes. As noted above, based on our audited financial statements and relevant market and shareholder data, we believe that we were a PFIC for U.S. federal income tax purposes for our taxable year ended June 30, 2023. There can be no assurance that we will not be considered a PFIC in any past, current or future taxable year. However, our PFIC status is based on an annual determination and may change from year to year. Our status as a PFIC will depend on the composition of our income (including with respect to the R&D Tax Credit) and the composition and value of our assets, which may be determined in large part by reference to the market value of the ADSs and Ordinary Shares, which may be volatile, from time to time. Our status may also depend, in part, on how quickly we utilize the cash we raise in any offering of our securities. Our U.S. counsel expresses no opinion regarding our conclusions or our expectations regarding our PFIC status.

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

Item 10.F Dividends and Paying Agents

No dividends were declared or paid to members for the year ended June 30, 2023 (2022: nil). The Company’s franking account balance was nil at June 30, 2023 (2022: nil).

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

Item 10.I Subsidiary Information

Not applicable.

Item 10.J Annual Report to Security Holders

Not applicable.

Item 11. Quantitative and Qualitative Disclosures about Market Risk

Our market risk relates primarily to exposure to changes in foreign currency exchange rates and interest rates. Refer Note 31 of the attached financial statements for further analysis surrounding market risk.

Interest Rate Risk. As of June 30, 2023, we had A$7,851,197 in cash and cash equivalents of which A$6,216,646 was subject to interest rate risk. Interest income earned on the cash balances is affected by changes in the levels of market interest rates. We invest excess cash in interest-bearing, investment-grade securities and time deposits in high-quality institutions. We do not utilize derivative financial instruments, derivative commodity instruments, positions or transactions in any material matter.

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

Foreign Currency Exchange Rate Risk. We operate in Australia with active operations in the U.S.A., United Kingdom and Europe, and are accordingly subject to certain foreign currency exposure. This includes foreign-currency denominated receivables, payables, and other balance sheet positions as well as future cash flows resulting from anticipated transactions including intra-company transactions. Historically, currency translation gains and losses have been reflected as adjustments to stockholders’ equity, while transaction gains and losses have been reflected as components of income and loss. Transaction gains and losses could be material depending upon changes in the exchange rates between the Australian dollar and the U.S. dollar. A significant amount of our current revenue is denominated in U.S. dollars which provides us with a limited natural hedge against exchange rate movements.

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

Our Management has carried out an evaluation, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures as of June 30, 2023. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that the Company’s disclosure controls and procedures were effective as of June 30, 2023.

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

Our Management, under the supervision and with participation of our Chief Executive Officer and Chief Financial Officer, has assessed the effectiveness of the Company’s internal control over financial reporting as of June 30, 2023. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that the Company’s internal control over financial reporting was effective as of June 30, 2023. In making this assessment, Management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO, in Internal Control-Integrated Framework (2013).

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

Item 15.D Changes in Internal Control over Financial Reporting

There were no changes in the internal control over financial reporting during the year ended June 30, 2023.

Item 16. Reserved

Reserved.

Item 16.A Audit Committee Financial Expert

On September 2, 2019, the Company appointed Mr. Nick Burrows to the Board as an independent Non-Executive Director. Mr. Burrows is a financial expert and hence the Company subsequently appointed Mr. Burrows as the Chairman of the Audit & Risk Committee replacing Mr. Peter Rubinstein, former Chairman of the Audit & Risk Committee.

Item 16.B Code of Ethics

We have adopted a Code of Ethics (styled “Code of Conduct”) that applies to all of our Directors and employees, including our principal executive officer, principal financial officer and principal accounting officer or controller. The Code can be downloaded at our website (www.genetype.com). Additionally, any person, upon request, can ask for a hard copy or electronic file of the Code. If we make any substantive amendment to the Code or grant any waivers, including any implicit waiver, from a provision of the Code, we will disclose the nature of such amendment or waiver on our website. During the year ended June 30, 2023, no such amendment was made, or waiver granted.

Item 16.C Principal Accountant Fees and Services

The following table sets forth the fees billed to us by our Independent Registered Public Accounting Firms, Grant Thornton Audit Pty Ltd and PricewaterhouseCoopers, during the financial years ended June 30, 2023 and 2022, respectively:

	2023 A$	2022 A$
Services rendered
PricewaterhouseCoopers in respect of:
Audit fees (1)	-	20,000
Audit-related fees (2)	-	-
All other fees (3)	-	-
Grant Thornton Audit Pty Ltd in respect of:
Audit fees (1)	320,569	241,882
Audit-related fees (2)	-	-
All other fees (3)	-	30,000

(1) Audit fees consist of services that would normally be provided in connection with statutory, half year review and regulatory filings or engagements, including services that generally only the independent accountant can reasonably provide such as comfort letters.

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

Our Board of Directors has established pre-approval and procedures for the engagement of its Independent Registered Public Accounting Firm for audit and non-audit services. The Board of Directors reviews the scope of the services to be provided, before their commencement, in order to ensure that there are no independence issues and the services are not prohibited services, as defined by the Sarbanes-Oxley Act of 2002. The Board of Directors has considered advice received from the Audit & Risk Committee and is satisfied that the provision of the non-audit services is compatible with the general standard of independence for auditors imposed by the Corporations Act 2001. The directors are satisfied that the provision of the non-audit services as set out above, did not compromise the auditor independence requirements of the Corporations Act 2001 because the services are not deemed to undermine the general principles relating to auditor independence as set out in APES 110 Code of Ethics for Professional Accountants.

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

Item 16.I Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Item 16.J insider Trading Policies

The Company has adopted a Securities Trading Policy which covers insider trading. Refer to exhibit 4.13 for further details.

PART III

Item 17. Financial Statements

The Company has responded to Item 18 in lieu of responding to this Item.

Item 18. Financial Statements

The full text of the Company’s audited financial statements for the fiscal years ended June 30, 2023 and 2022 begins on page F-1 of this Annual Report on Form 20-F.

Australian Disclosure Requirements

Directors’ Declaration

In the directors’ opinion:

(a) the financial statements and Notes set out on pages F-4 to F-56 are in accordance with the Corporations Act 2001, including:

(i) Complying with Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements, and

(ii) Giving a true and fair view of the consolidated entity’s financial position as at June 30, 2023 and of its performance for the fiscal year ended on that date, and

(b) There are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

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

/s/ Peter Rubinstein

Chairman

Melbourne, August 30, 2023

Item 19. Exhibits

The following documents are filed as exhibits to this Annual Report on Form 20-F:

1.1	Constitution of the Registrant (incorporated by reference to Exhibit 1.1 to the Company’s Registration Statement on Form 20-F filed with the Commission on December 21, 2010)
2.1	Deposit Agreement, dated as of January 14, 2002, by and among Genetic Technologies Limited, The Bank of New York Mellon, as Depositary, and the Owners and Holders of American Depositary Receipts (such agreement is incorporated herein by reference to the Registration Statement on Form F-6 relating to the ADSs (File No. 333-14270) filed with the Commission on January 14, 2002).
2.2	Description of Securities (incorporated by reference to Exhibit 4.1 to the Company’s Annual Report on Form 20-F filed with the Commission on October 22, 2020)
2.5	Form of Compensation Warrant issued on April 3, 2020 (incorporated by reference to Exhibit 10.3 of the Company’s Report on Form 6-K filed with the Commission on April 2, 2020)
2.6	Form of Pre-funded Warrant (incorporated by reference to Exhibit 4.5 to the Company’s registration statement on Form F-1/A filed on May 12, 2020)
2.7	Form of Placement Agent Warrant (incorporated by reference to Exhibit 4.6 to the Company’s registration statement on Form F-1/A filed on May 12, 2020)
2.8	Staff Share Plan 2001 dated November 30, 2001 (incorporated by reference to Exhibit 4.2 to the Company’s Registration Statement on Form 20-F filed with the Commission on August 19, 2005)
4.5	Placement Agent Agreement effective March 30, 2020 (incorporated by reference to Exhibit 10.2 of the Company’s Report on Form 6-K filed with the Commission on April 2, 2020)
4.6	Form of Securities Purchase Agreement (incorporated by reference to Exhibit 10.9 to the Company’s registration statement on Form F-1/A filed on May 12, 2020)
4.7	Renewal of Lease over premises in Fitzroy, Victoria, Australia with an effective date of September 1, 2018 (incorporated by reference to 20-F filed October 3, 2019)
4.8	Form of Securities Purchase Agreement dated July 16, 2020 (incorporated by reference to Exhibit 10.1 of the Company’s Report on Form 6-K filed with the Commission on July 20, 2020)
4.9	Form of Securities Purchase Agreement dated January 21, 2021 (incorporated by reference to Exhibit 10.1 of the Company’s Report on Form 6-K filed with the Commission on January 5, 2021)
4.10	Registration Rights Agreement dated August 12, 2021 (incorporated by reference to Exhibit 4.11 of the Company’s Annual Report on Form 20-F filed with the Commission on August 31, 2021)
4.11	Non-Solicitation Agreement dated July 18, 2021 (incorporated by reference to Exhibit 4.12 of the Company’s Annual Report on Form 20-F filed with the Commission on August 31, 2021)
4.12	Sale of Business Agreement dated July 14, 2022 (incorporated by reference to Exhibit 4.12 of the Company’s Annual Report on Form 20-F filed with the Commission on August 30, 2022)
4.13	Securities Trading Policy
4.14	Form of Securities Purchase Agreement (incorporated by reference to Exhibit 10.1 to the Company’s Report on Form 6-K filed with the Commission on February 7, 2023)

12.01	Section 302 Certification of the Chief Executive Officer
12.02	Section 302 Certification of the Chief Financial Officer
13.01	Section 906 Certification of the Chief Executive Officer
13.02	Section 906 Certification of the Chief Financial Officer
15.1	Appendix 4E
15.2	Auditor’s Independence Declaration
15.3	Independent Auditor’s Report
101. INS	Inline XBRL Instance Document
101. SCH	Inline XBRL Schema Document
101. CAL	Inline XBRL Calculation Linkbase Document
101. DEF	Inline XBRL Definition Linkbase Document
101. LAB	Inline XBRL Labels Linkbase Document
101. PRE	Inline XBRL Presentation Linkbase Document
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*Certain information which constitutes a clearly unwarranted invasion of personal privacy pursuant to Item 601(a)(6) of Regulation S-K has been omitted.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

GENETIC TECHNOLOGIES LIMITED

Dated: August 30, 2023	By:	/s/ Simon Morriss
	Name:	Simon Morriss
	Title:	Chief Executive Officer

2023 Financial Report

GENETIC TECHNOLOGIES LIMITED

77

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders

Genetic Technologies Limited

Opinion on the financial statements

We have audited the accompanying consolidated balance sheets of Genetic Technologies Limited and subsidiaries (the “Company”) as of June 30, 2023 and 2022, the related consolidated statement of profit or loss and other comprehensive income, changes in shareholders’ equity, and cashflows for the three years ended June 30, 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2023, in conformity with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

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

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

Going concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2(a)(iv) to the financial statements, the Company incurred a total comprehensive loss of A$11,650,334 (2022: A$7,103,134) and net cash outflow from operations of A$9,723,095 (2022: A$5,659,456). As at June 30, 2023, the Company held total cash and cash equivalents of A$7,851,197 and total net current assets of A$7,185,750. These conditions, along with other matters as set forth in Note 2(a)(iv), raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2(a)(iv). The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

Research and Development Tax Incentive

As described further in Note 5 and Note 12 of the financial report, Genetic Technologies Limited determines the eligibility of the research and development (“R&D”) activities under the Australian government tax incentive scheme. The R&D receivable for the period was A$1,616,064 and the income recognized in the consolidated statement of profit or loss and other comprehensive income was A$1,616,064 for the year then ended.

There is inherent subjectivity involved in the Company’s judgements in relation to the calculation and recognition of the R&D tax incentive income and receivable, with several assumptions made in determining the eligibility of claimable expenses.

Our procedures included, amongst others:

●	Obtained an understanding of the process undertaken to calculate the research and development tax incentive;

●	Utilized an internal research and development tax specialist to:

○	Review the methodology used by the Company for consistency with the R&D tax offset rules; and

○	Consider the nature of the expenses against the eligibility criteria of the R&D tax incentive scheme to assess whether the expenses included in the estimate were likely to meet the eligibility criteria;

●	Inspected supporting documentation for a sample of expenses claimed to assess validity of the claimed amount and eligibility against the R&D tax incentive scheme criteria;

●	Validated the approval process for a sample of expenses;

●	Compared the nature of R&D expenditure included in the current year estimate to the prior year claim;

●	Considered the Company’s history of successful claims;

●	Inspected copies of relevant correspondence with Aus Industry and the Australian Taxation Office related to the claims; and

●	Assessed the adequacy of the Company’s disclosures in relation to the R&D tax incentive.

Impairment of goodwill and other long-lived assets impairment assessment

As described further in Note 15 of the financial report, goodwill amounted to A$3,116,893 at June 30, 2023, as a result of the acquisitions of EasyDNA and AffinityDNA and the impairment loss of A$1,845,000 for EasyDNA that was recognized in the period. At June 30, 2023, Genetic Technologies Limited also has other intangibles assets of A$520,472 made up of brands, trademarks, trade names, and domain names acquired via the EasyDNA and AffinityDNA acquisitions.

In accordance with AASB 136 Impairment of Assets, goodwill and other intangible assets acquired in a business combination must be allocated to the Group’s cash generating units (“CGUs”). For each CGU to which goodwill has been allocated, the Group is required to assess if the carrying value of the CGU is in excess of the recoverable value.

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

Our procedures included, amongst others:

●	Assessed management’s determination of the Company having two CGUs and their allocation of goodwill;

●	Assessed whether management has the requisite expertise to prepare the impairment model;

●	Reviewed the impairment model for compliance with IFRS 36 Impairment of Assets;

●	Assessed the reasonableness and appropriateness of inputs and assumptions to the model, with involvement of our internal valuation specialist;

●	Evaluated management’s future cash flow forecasts and obtained an understanding of the process by which they were developed, including:

○	Assessed management’s key assumptions for reasonableness and obtaining available evidence to support key assumptions;

○	Considered the reasonableness of the revenue and cost forecasts against current period actuals;

○	Performed a sensitivity analysis on the key assumptions;

○	Tested the underlying calculations for mathematical accuracy of the model; and

●	Evaluated the disclosures in the financial statements for appropriateness and consistency with accounting standards.

Business combination

As described further in Note 17 to the financial statements, on July 14, 2022, the Company completed the acquisition of AffinityDNA’s direct-to-consumer eCommerce business and distribution rights. This transaction was accounted for as a business combination using the acquisition method.

Accounting for these transactions is a complex and judgmental exercise requiring management to determine the fair value of acquired assets and liabilities as well as the goodwill arising on acquisition and as a result has been assessed as a critical audit matter.

Our procedures included, amongst others:

●	Read the executed acquisition agreement and evaluated the Company’s acquisition accounting against the requirements of International Financial Reporting Standards;

●	Tested the accuracy of the purchase consideration against the executed acquisition agreements;

●	Assessed the fair values of the acquired assets and liabilities recognized, with involvement of our valuations specialist, including:

○	Evaluated the competence, capabilities and objectivity of management’s expert who assisted the Company in estimating fair values;

○	Assessed the valuation of identified intangible assets recognized as part of the purchase price allocation calculations;

○	Assessed the completeness of identified intangible assets through discussions with management and with the internal valuation specialist;

○	Evaluated the mathematical accuracy of the Company’s calculation of the resulting goodwill arising on the PPA calculations;

○	Reviewed the work of the independent valuers engaged by the Group to assist with the PPA calculations;

○	Utilized an internal valuation specialist to review the work performed by management’s expert; and

●	Assessed the adequacy of the Company’s disclosures in relation to business combination.

/s/ GRANT THORNTON AUDIT PTY LTD

We have served as the Company’s auditor since 2021.

Melbourne, Australia

August 30, 2023

CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND COMPREHENSIVE INCOME

For the year ended June 30, 2023

(in Australian dollars, except number of shares)

		Year ended June 30, 2023	Year ended June 30, 2022	Year ended June 30, 2021
	Note	A$	A$	A$

Revenue	4A	8,686,118	6,794,816	120,554
Finance income	8	220,161	36,256	62,394
Other income	5	1,836,822	2,783,391	1,559,961

Changes in inventories		72,257	(321,223)	14,463

Raw materials		(4,407,522)	(2,692,311)	(184,920)
Commissions		(236,019)	(156,625)	-
Employee benefits expenses	6	(6,208,066)	(5,868,655)	(3,868,331)
Advertising and promotional expenses		(2,712,353)	(1,885,402)	(436,274)
Professional fees		(1,360,640)	(1,835,444)	(1,461,401)
Research and development expenses		(1,281,157)	(705,507)	(1,165,531)
Depreciation and amortization		(676,583)	(578,668)	(386,277)
Impairment expenses		(2,125,725)	(564,161)	(32,048)
Other expenses	7	(3,687,030)	(2,154,375)	(1,283,871)
Finance costs	8	(29,515)	(15,215)	(16,338)
Loss from operations before income tax		(11,909,252)	(7,163,123)	(7,077,619)
Income tax credit	9	158,329	32,125	-
Loss for the year		(11,750,923)	(7,130,998)	(7,077,619)
Other comprehensive income/(loss)
Exchange gains/(losses) on translation of con- trolled foreign operations		100,589	27,864	(37,468)
Other comprehensive income/(loss) for the year, net of tax		100,589	27,864	(37,468)
Total comprehensive loss attributable to the members of Genetic Technologies Ltd		(11,650,334)	(7,103,134)	(7,115,087)

Loss per share (cents per share)
Basic and diluted net loss per ordinary share	10	(0.012)	(0.08)	(0.08)
Weighted-average shares outstanding	10	10,138,075,003	9,220,348,281	8,544,157,979

The above consolidated statement of profit or loss and comprehensive income should be read in conjunction with the accompanying notes.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As at June 30, 2023

(in Australian dollars)

	Note	2023 A$	2022 A$
ASSETS
Current assets
Cash and cash equivalents	11	7,851,197	11,731,325
Trade and other receivables	12	1,921,657	2,421,238
Inventories		325,893	398,150
Other current assets	13	399,048	166,087
Total current assets		10,497,795	14,716,800

Non-current assets
Right-of-use assets	20	509,553	647,150
Property, plant and equipment	14	89,623	306,175
Goodwill	15	3,116,893	4,506,653
Other intangible assets	16	520,472	624,920
Other non-current assets		-	-
Deferred tax asset	9	121,901	-
Total non-current assets		4,358,442	6,084,898
Total assets		14,856,237	20,801,698
LIABILITIES
Current liabilities
Trade and other payables	18	1,617,333	2,122,379
Contract liabilities	4C	849,212	814,150
Provisions	19	541,930	611,060
Lease liabilities	20	303,570	264,130
Total current liabilities		3,312,045	3,811,719

Non-current liabilities
Provisions	19	30,439	22,499
Lease liabilities	20	229,276	388,396
Deferred tax liability	9	121,901	148,013
Total non-current liabilities		381,616	558,908
Total liabilities		3,693,661	4,370,627
Net assets		11,162,576	16,431,071

EQUITY
Contributed equity	21	161,342,707	155,138,636
Reserves	22	6,535,556	11,498,651
Accumulated losses	23	(156,715,687)	(150,206,216)
Total equity		11,162,576	16,431,071

The above consolidated statement of financial position should be read in conjunction with the accompanying notes.

CONSOLIDATED STATEMENT OF CASH FLOWS

For the year ended June 30, 2023

(in Australian dollars)

	Note	2023 A$	2022 A$	2021 A$
Cash flows from/(used in) operating activities
Receipts from customers		8,771,325	5,745,162	121,190
Payments to suppliers and employees		(20,453,567)	(13,802,170)	(7,747,186)
R&D tax incentive and other grants received		1,959,147	2,397,552	1,330,067
Net cash flows (used in) operating activities	11	(9,723,095)	(5,659,456)	(6,295,929)

Cash flows from/(used in) investing activities
Purchases of plant and equipment		(17,552)	(63,926)	(748,706)
Purchases of intangible assets		-	(32,868)	-
Interest received		191,803	36,256	-
Payment for purchase of business, net of cash acquired	17	(486,188)	(3,400,625)	-
Net cash flows (used in) investing activities		(311,937)	(3,461,163)	(748,706)

Cash flows from/(used in) financing activities
Proceeds from the issue of shares		7,172,399	-	15,897,629
Equity transaction costs		(916,060)	(10,474)	(1,956,691)
Principal elements of lease payments		(336,396)	(268,590)	(236,893)
Interest paid		-	-	(14,049)
Net cash flows from/(used in) financing activities		5,919,943	(279,064)	13,689,996

Net (decrease)/ increase in cash and cash equivalents		(4,115,089)	(9,399,683)	6,645,361
Cash and cash equivalents at beginning of year		11,731,325	20,902,282	14,214,160
Net foreign exchange difference		234,961	228,726	42,761
Cash and cash equivalents at end of year	11	7,851,197	11,731,325	20,902,282

The above consolidated statements of cash flows should be read in conjunction with the accompanying notes.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the year ended June 30, 2023

(in Australian dollars)

	Contributed equity	Reserves	Accumulat- ed losses	Total equity
	A$	A$	A$	A$
Balance at June 30, 2020	140,111,073	9,928,571	(136,047,037)	13,992,607
Loss for the year	-	-	(7,077,619)	(7,077,619)
Other comprehensive loss	-	(37,468)	-	(37,468)
Total comprehensive loss	-	(37,468)	(7,077,619)	(7,115,087)
Transactions with owners in their capacity as owners
Contributions of equity, net of transaction costs and tax	11,764,379	-	-	11,764,379
Exercise of options/warrants	1,699,522	(973,467)	-	726,055
Issue of performance rights	-	622,725	-	622,725
Options expired	-	(49,438)	49,438	-
Issue of options/warrants	-	1,542,356	-	1,542,356
	13,463,901	1,142,176	49,438	14,655,515
Balance at June 30, 2021	153,574,974	11,033,279	(143,075,218)	21,533,035
Loss for the year	-	-	(7,130,998)	(7,130,998)
Other comprehensive income	-	27,864	-	27,864
Total comprehensive loss	-	27,864	(7,130,998)	(7,103,134)
Transactions with owners in their capacity as owners
Contributions of equity, net of transaction costs	1,563,662	-	-	1,563,662
Issue of performance rights	-	437,508	-	437,508
	1,563,662	437,508	-	2,001,170
Balance at June 30, 2022	155,138,636	11,498,651	(150,206,216)	16,431,071
Loss for the year	-	-	(11,750,923)	(11,750,923)
Other comprehensive income	-	100,589	-	100,589
Total comprehensive loss	-	100,589	(11,750,923)	(11,650,334)
Transactions with owners in their capacity as owners
Contributions of equity, net of transaction costs	6,256,339	-	-	6,256,339
Valuation of warrants	(134,956)	134,956	-	-
Exercise of performance rights	82,688	(82,688)	-	-
Options/warrants expired	-	(5,241,452)	5,241,452	-
Issue of performance rights	-	125,500	-	125,500
	6,204,071	(5,063,684)	5,241,452	6,381,839
Balance at June 30, 2023	161,342,707	6,535,556	(156,715,687)	11,162,576

The above consolidated statements of changes in equity should be read in conjunction with the accompanying notes.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended June 30, 2023

1. CORPORATE INFORMATION

Genetic Technologies Limited (the “Company”) is a molecular diagnostics company that offers predictive genetic testing and risk assessment tools. These consolidated financial statements comprise the Company and its subsidiaries (together referred to as the “Group”). The Financial Report of the Company for the year ended June 30, 2023 was authorized for issue in accordance with a resolution of the Directors dated on August 30, 2023. Genetic Technologies Limited is incorporated in Australia and is a company limited by shares. The Directors have the power to amend and reissue the financial statements.

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

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of preparation

(i) Compliance with International Financial Reporting Standards as issued by the International Accounting Standards Board

The general purpose financial statements of Genetic Technologies Limited and its subsidiaries have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board and Australian equivalent International Financial Reporting Standards, as issued by the Australian Accounting Standards Board. Genetic Technologies Limited is a for-profit entity for the purpose of preparing the financial statements.

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

(iv) Going concern

For the year ended June 30, 2023, the Company incurred a total comprehensive loss of A$11,650,334 (2022: A$7,103,134) and net cash outflow from operations of A$9,723,095 (2022: A$5,659,456). As at June 30, 2023, the Company held total cash and cash equivalents of A$7,851,197 and total net current assets of A$7,185,750.

The company expects to continue to incur losses and cash outflows for the foreseeable future as it continues to invest resources in research and development activities for geneType risk assessment tests and to invest in the commercialization activities for geneType, EasyDNA and AffinityDNA, via marketing, sales and distribution channels.

The continuing viability of the company and its ability to continue as a going concern, and meet its debts and commitments as they fall due, is dependent on the satisfactory completion of an equity raising forecast for the early part of the 2024 calendar year. The Company does not currently have binding commitments from any party to subscribe for shares and any raise will be subject to maintaining active listing on the NASDAQ exchange as well as compliance with the Group’s obligations under ASX Listing Rule 7.1.

On July 17, 2023, the company received notification from The Nasdaq Stock Market LLC that it is not in compliance with the minimum bid price requirement of Nasdaq Listing Rule 5550(a)(2) for continued listing on the Nasdaq Capital Market, since the closing bid price for the company’s American Depositary Shares (ADS) on the Nasdaq Capital Market was below US$1.00 for 34 consecutive trading days.

Under Nasdaq Listing Rule 5810(c)(3)(A), the company has a period of 180 calendar days from the date of Notification to regain compliance with the minimum bid requirement, during which time the ADS will continue to trade on the Nasdaq Capital Market. If at any time before January 15, 2024, the bid price of the ADS closes at or above US$1.00 per ADS for a minimum of 10 consecutive business days, the Company will regain compliance with the Minimum Bid Requirement.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(a) Basis of preparation (cont.)

(iv) Going concern (cont.)

Due to the uncertainty surrounding the timing, quantum or the ability to raise additional equity, there is a material uncertainty that may cast significant doubt on the Group’s ability to continue as a going concern and therefore, that it may be unable to realize its assets and discharge its liabilities in the normal course of business. However, the Directors believe that the Company will be successful in its equity raising endeavours, and has a strong track record in this regard, and accordingly, have prepared the financial report on a going concern basis. As such no adjustments have been made to the financial statements relating to the recoverability and classification of the asset carrying amounts or classification of liabilities that might be necessary should the Group not be able to continue as a going concern.

(v) New standards and interpretations

The Group has applied the following standards and amendments for the first time for its annual reporting period commencing 1 July 2022:

●	Onerous Contracts – Cost of Fulfilling a Contract –Amendments to IAS 37

●	Annual Improvements to IFRS Standards 2018–2020

●	Property, Plant and Equipment: Proceeds before Intended Use – Amendments to IAS 16

●	Reference to the Conceptual Framework – Amendments to IFRS 3

The amendments listed above did not have any impact on the amounts recognized in prior periods and are not expected to significantly affect the current or future periods.

(vi) New standards and interpretations not yet adopted.

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

Intercompany transactions, balances and unrealized gains on transactions between Group companies are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Company.

(ii) Loss of control

When the Group loses control over a subsidiary, it derecognizes the assets and liabilities of the subsidiary, and any related NCI and other components of equity. Any resulting gain or loss is recognized in profit or loss. Any interest retained in the former subsidiary is measured at fair value when control is lost.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(c) Business combination

The Group accounts for business combinations using the acquisition method when the acquired set of activities and assets meets the definition of a business and control is transferred to the Group (Note 2(b)(i)). In determining whether a particular set of activities and assets is a business, the Group assesses whether the set of assets and activities acquired includes, at a minimum, an input and substantive process and whether the acquired set has the ability to produce outputs.

The Group has an option to apply a ‘concentration test’ that permits a simplified assessment of whether an acquired set of activities and assets is not a business. The optional concentration test is met if substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets.

The consideration transferred in the acquisition is generally measured at fair value, as are the identifiable net assets acquired. Any goodwill that arises is tested annually for impairment (Note 2(k)). Any gain on a bargain purchase is recognized in profit or loss immediately. Transaction costs are expensed as incurred, except if related to the issue of debt or equity securities (Note 2(u)).

The consideration transferred does not include amounts related to the settlement of pre-existing relationships. Such amounts are generally recognized in profit or loss.

Any contingent consideration is measured at fair value at the date of acquisition. If an obligation to pay contingent consideration that meets the definition of a financial instrument is classified as equity, then it is not remeasured and settlement is accounted for within equity. Otherwise, other contingent consideration is remeasured at fair value at each reporting date and subsequent changes in the fair value of the contingent consideration are recognized in profit or loss.

If share-based payment awards (replacement awards) are required to be exchanged for awards held by the acquiree’s employees (acquiree’s awards), then all or a portion of the amount of the acquirer’s replacement awards is included in measuring the consideration transferred in the business combination. This determination is based on the market-based measure of the replacement awards compared with the market-based measure of the acquiree’s awards and the extent to which the replacement awards relate to pre-combination service.

(d) Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker. The acquisition of EasyDNA in the 2022 financial year changed how the Company reports segment information as compared to the prior year. Therefore, the 2021 financial year period presentation of segment information was recast to conform with the current segment reporting structure.

(e) Foreign currency translation

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

(e) Foreign currency translation (cont.)

(iii) Group companies

The results and financial position of foreign operations (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

●	assets and liabilities for each consolidated statement of financial position presented are translated at the closing rate at the date of that consolidated statement of financial position;

●	income and expenses for each consolidated statement of profit or loss and other comprehensive income are translated at average exchange rates (unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and

●	all resulting exchange differences are recognized in other comprehensive income.

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

(f) Revenue recognition

Under IFRS 15, revenue is recognized based on contract with customers when performance obligations were satisfied. The following recognition criteria must also be met before revenue is recognized:

(i) Revenue from sale of goods - Genetic testing revenues

Genetype

Revenues from the provision of genetic and clinical risk testing for cancer and other serious diseases under the geneType brand are recognized at a point time when the Company has provided the customer with their test results, the single performance obligation. Invoices are usually payable within 30 days. Where consideration is received in advance of performance, it is initially recorded as contract liabilities and then revenue is recognized as the performance obligations are satisfied. Revenue is recognized where consideration for collection is probable and is above 50%. The geneType brand have more than 75% probability of being collected.

EasyDNA and AffinityDNA

Revenue from provision of genetic test direct to consumer under the EasyDNA and AffinityDNA brand is recognized at a point in time when the Company has provided the customer with their test results, the single performance obligation. Where consideration is received in advance of performance, it is initially recorded as contract liabilities and then revenue is recognized as the performance obligations are satisfied. Revenue recognized under the EasyDNA and AffinityDNA brands are mainly upfront, hence, no issue in collectability.

(ii) Revenue from services - license fees

Revenue from contracts with service providers is recognized when the contracted sales parameters are met, the single performance obligation. Revenue is recognized over time based on the higher of actual sales incurred or minimum fees requirement on a quarterly basis. The Company did not recognize or receive any license fee revenue in the current financial year. Fixed license fee revenue recognized in the prior period have been fully impaired as it is unlikely that these amounts will be recovered.

(iii) Contract liabilities

The Group recognizes contract liabilities for consideration received in respect of unsatisfied performance obligations and reports these amounts as deferred income in its consolidated statement of financial position. Similarly, if the Group satisfies a performance obligation before it receives the consideration, the Group recognizes either a contract asset or a receivable in its consolidated statement of financial position, depending on whether something other than the passage of time is required before the consideration is due.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(g) Other income

(i) Research and development tax incentive income

The Australian government replaced the research and development tax concession with research and development (R&D) tax incentive from July 1, 2011. The R&D tax incentive applies to expenditure incurred and the use of depreciating assets in an income year commencing on or after July 1, 2011. A refundable tax offset is available to eligible companies with an annual aggregate turnover of less than A$20 million. A new legislation subsequently came into place, where for the first income year commencing on or after 1 July 2021, for companies with an aggregated turnover below A$20 million, the refundable R&D tax offset will be a premium of 18.5 percentage points above the claimant’s company tax rate.

Management has assessed the Company’s activities and expenditure to determine which are likely to be eligible under the incentive scheme. The Company accounts for the R&D tax incentive as a government grant. The grant is recognized as other income over the period in which the R&D expense is recognized.

(ii) Government Grants

Income from government grants is recognized in the consolidated statement of profit or loss and comprehensive income on a systematic basis over the periods in which the Company recognizes as expense the related costs for which the grants are intended to compensate in accordance with IAS 20 Accounting for Government Grants and Disclosure of Government Assistance.

The receivable for reimbursable amounts that have not been collected is reflected in trade and other receivables on our consolidated statement of financial position.

(h) Finance income and finance costs

The Group’s finance income and finance costs include interest income and interest expenses. Interest income or expense is recognized using the effective interest method.

(i) Income tax

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

(j) Leases

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

Short-term leases and leases of low-value assets

The Group has elected not to recognize right-of-use assets and lease liabilities for leases of low-value assets and short-term leases, including IT equipment. The Group recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(k) Impairment of assets

Non-financial asset

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

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Impairment losses relating to operations are recognized as a separate line in the statement of profit or loss unless the asset is carried at its revalued amount, in which case the impairment loss is treated as a revaluation decrease.

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

(l) Cash and cash equivalents

For the purpose of presentation in the consolidated statement of cash flows, cash and cash equivalents includes cash on hand, deposits held at call with financial institutions, other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value, and bank overdrafts. Bank overdrafts are shown within borrowings in current liabilities in the consolidated statement of financial position.

(m) Trade and other receivables

Trade receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less loss allowance.

Refer Note 31 for details of management of interest rate, foreign exchange and liquidity risks applicable to trade and other payables for which, due to their short-term nature, their carrying value approximates their fair value.

(n) Inventories

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

(o) Property, plant and equipment

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

An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount (Note 2(k)).

Gains and losses on disposals are determined by comparing proceeds with carrying amount. These are included in profit or loss. When revalued assets are sold, it is Company policy to transfer any amounts included in other reserves in respect of those assets to retained earnings.

(p) Intangible assets and goodwill

(i) Goodwill

Goodwill arises on the acquisition of a business combination. Goodwill is calculated as the excess sum of:

●	the consideration transferred;

●	any non-controlling interest; and

●	the acquisition date fair value of any previously held equity interest; over the acquisition date fair value of net identifiable assets acquired.

Goodwill is not amortized. Instead, goodwill is tested annually for impairment, or more frequently if events or changes in circumstances indicate that it might be impaired, and is carried at cost less accumulated impairment losses. Impairment losses on goodwill are taken to profit or loss and are not subsequently reversed.

Goodwill is allocated to the Group’s cash-generating units representing the lowest level at which goodwill is monitored.

(ii) Brand name and customer contracts

Brand, trademark, trade names and domain names acquired in a business combination that qualify for separate recognition are recognized as intangible assets at their fair values.

Brand, trademark, trade names and domain names are amortized on a straight-lined basis over their estimated useful lives of 5 years.

(q) Trade and other payables

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

(r) Provisions

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

(s) Employee benefits

(i) Short-term obligations

Liabilities for wages and salaries, including non-monetary benefits, annual leave and accumulating sick leave that are expected to be settled wholly within 12 months after the end of the period in which the employees render the related service are recognized in respect of employees’ services up to the end of the reporting period and are measured at the amounts expected to be paid when the liabilities are settled. The liabilities are presented as current employee benefit obligations in the consolidated statement of financial position.

(ii) Other long-term employee benefit obligations

In some countries, the Company also has liabilities for long service leave and annual leave that are not expected to be settled wholly within 12 months after the end of the period in which the employees render the related service. These obligations are therefore measured as the present value of expected future payments to be made in respect of services provided by employees up to the end of the reporting period using the projected unit credit method. Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service. Expected future payments are discounted using market yields at the end of the reporting period of high-quality corporate bonds with terms and currencies that match, as closely as possible, the estimated future cash outflows. Remeasurements as a result of experience adjustments and changes in actuarial assumptions are recognized in general and administrative expenses in profit or loss.

The obligations are presented as current liabilities in the consolidated statement of financial position if the Company does not have an unconditional right to defer settlement for at least twelve months after the reporting period, regardless of when the actual settlement is expected to occur.

(t) Fair value measurement

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

Fair value is measured using the assumptions that market participants would use when pricing the asset or liability, assuming they act in their economic best interests. For non-financial assets, the fair value measurement is based on its highest and best use. Valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, are used, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

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

(t) Fair value measurement

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

(u) Contributed equity

Issued and paid-up capital is recognized at the fair value of the consideration received by the Company. Transaction costs arising on the issue of Ordinary Shares are recognized directly in equity as a deduction, net of tax, of the proceeds received. The Company has a share-based payment option plan under which options to subscribe for the Company’s shares have been granted to certain executives and other employees.

(v) Loss per share

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

On the basis of the Company’s losses, the outstanding options and performance rights as at June 30, 2023 are considered to be anti- dilutive and therefore were excluded from the diluted weighted average number of ordinary shares calculation.

(w) Goods and services tax (GST) and other sales taxes

Receivables and payables are stated inclusive of the amount of GST and other sales taxes receivable or payable. The net amount of GST and other taxes recoverable from, or payable to, the taxation authority is included with other receivables or payables in the consolidated statement of financial position.

Cash flows are presented on a gross basis. The GST and other sales taxes components of cash flows arising from investing or financing activities which are recoverable from, or payable to the taxation authority, are presented as operating cash flows.

(x) Parent entity financial information

The financial information for the parent entity, Genetic Technologies Limited, disclosed in Note 33 has been prepared on the same basis as the consolidated financial statements. Loans to subsidiaries are written down to their recoverable value as at balance date.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

3. CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

Estimates and judgements are evaluated and based on historical experience and other factors, including expectations of future events that may have a financial impact on the Company and that are believed to be reasonable under the circumstances.

Share-based payments transactions

The Company has determined that the fair value of the equity instruments is a critical judgement. The Company measures the cost of equity-settled transactions with employees and service providers by reference to the value of the equity instruments at the date on which they are granted. Management has determined the fair value by engaging an independent valuer for more complex equity instruments, such as warrants and performance rights, by using a Black-Scholes or Binomial model, and utilized internal resources to perform fair value by straight forward equity instruments by using Black-Scholes model.

Goodwill

The Group tests annually, or more frequently if events or changes in circumstances indicate impairment, whether goodwill and other indefinite life intangible assets have suffered any impairment, in accordance with the accounting policy stated in Note 2(k). The value-in-use calculation used in assessing potential impairment of goodwill incorporates a number of key estimates and assumptions which is a critical judgement. CGUs are identified by determining the smallest identifiable group of assets that generate largely independent cash inflows from other assets or groups of assets. Identifying those largely independent cash inflows requires significant judgement in assessing the Group’s sources of revenue and how assets are utilized in generating those revenues. Goodwill is required to be allocated to the CGUs or groups of CGUs that are expected to benefit from the synergies of the combination acquired where goodwill cannot be allocated to individual CGUs on a reasonable and consistent basis. Significant judgement is required to assess which CGUs or groups of CGUs benefit from the synergies and thus determine how the goodwill is allocated.

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

Business combination and the contingent consideration

Business combination are initially accounted for on a provisional basis. The fair value of assets acquired and liabilities assumed are initially estimated by the Group taking into consideration all available information at the reporting date. Fair value adjustments on the finalization of the business combination accounting is retrospective, where applicable, to the period the combination occurred and may have an impact on the assets and liabilities, depreciation and amortization reported.

For the AffinityDNA acquisition, a second payment of A$486,188 (£277,500) would be due to the prior owners of the business if a pre-determined gross profit target for the 12-month period from the acquisition date is achieved. Management used judgement by not including the second payment in the calculation of fair value of consideration transferred.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

4. REVENUE AND DEFERRED INCOME

4A. REVENUE

	2023 A$	2022 A$	2021 A$
Sales of EasyDNA branded test - point in time	7,698,605	5,989,782	-
Sales of AffinityDNA branded test - point in time	944,058	-	-
Sales of geneType branded test - point in time	43,455	7,551	25,347
License fees - over time	-	797,483	95,207
Total revenue from contract with customers	8,686,118	6,794,816	120,554

4B. DISAGGREGATION OF REVENUE FROM CONTRACTS WITH CUSTOMERS

The Group’s revenue disaggregated by primary geographical markets is as follows:

	2023 A$	2022 A$	2021 A$
America and Canada	2,242,169	2,274,551	120,554
Europe Middle East and Africa	4,494,626	2,501,302	-
Latin America	322,033	128,840	-
Asia Pacific	1,627,290	1,890,123	-
Total revenue	8,686,118	6,794,816	120,554

4C. CONTRACT BALANCES

	Note	2023 A$	2022 A$
Receivables, which are included in ‘net trade receivables’	12	1,049,393	390,587
Contract liabilities		849,212	814,150

Contract liabilities arises from revenue for all business units, which is the consideration received in respect of unsatisfied performance obligation. There are no contract assets as at 30 June 2023 (2022: Nil).

The amount of A$814,150 included in deferred income (contract liabilities) at 30 June 2022 has been recognized as revenue in 2023 (2022: Nil).

No revenue was recognized in 2023 from performance obligations satisfied (or partially satisfied) in previous periods (2022: Nil, 2021: Nil).

5. OTHER INCOME

	2023 A$	2022 A$	2021 A$
Research and development tax incentive income (1)	1,616,064	2,397,552	997,908
Export Marketing & Development Grant	-	-	100,000
Other income	45,724	25,955	116,271
Government grant income – COVID-19 relief (2)	-	-	287,883
Net unrealized foreign exchange gain	152,963	244,762	-
Net realized foreign exchange gain	22,071	115,122	57,899
Total other income	1,836,822	2,783,391	1,559,961

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

5. OTHER INCOME

(1)	R&D tax incentive

The Company’s research and development activities are eligible under an Australian government tax incentive for eligible expenditure. Management has assessed these activities and expenditure to determine which are likely to be eligible under the incentive scheme. Amounts are recognized when it has been established that the conditions of the tax incentive have been met and that the expected amount can be reliably measured. For the year ended June 30, 2023, the Company has included an item in other income of A$1,616,064, (2022: A$2,397,552, 2021: A$997,908) to recognize income over the period necessary to match the grant on a systematic basis with the costs that they are intended to compensate.

On December 5, 2019, the Treasury Laws Amendment (R&D Tax Incentive Bill 2019) was introduced into Parliament. The draft bill contains proposed amendments to the R&D tax incentive regulations. Under the proposed amendments, the refundable tax offset rate for companies with an aggregated turnover of less than A$20 million would become 41%. In lieu of that bill, the below legislation came into place.

During the 2022 financial year new legislation came into place, where for the first income year commencing on or after 1 July 2021, for companies with an aggregated turnover below A$20 million, the refundable R&D tax offset will be a premium of 18.5 percentage points above the claimant’s company tax rate. The Company has therefore calculated the R&D tax incentive for 2022 and 2023 by applying the legislation brought into effect during the 2022 financial year.

(2)	Government Grant income – COVID-19 Relief

The COVID-19 relief relates to government assistance received during the year, from the Australian Government (at both federal and state level) and the U.S. Small Business Administration, in response to the economic and financial challenges in the current economy.

6. EMPLOYEE BENEFITS EXPENSE

	2023 A$	2022 A$	2021 A$
Salaries and wages	4,938,516	4,490,186	2,480,336
Director fees	288,024	288,024	288,024
Superannuation contribution	415,128	347,018	203,242
Share-based payments	125,500	437,508	714,577
Other employee costs	440,898	305,919	182,152
Total employee benefits expenses	6,208,066	5,868,655	3,868,331

7. OTHER EXPENSES

	2023 A$	2022 A$	2021 A$
Buildings and facilities costs	695,844	748,580	345,624
Insurance	403,167	345,450	302,722
Investor relations and shareholder maintenance	469,151	344,355	273,187
Net unrealized foreign exchange loss	13,521	-	47,896
Net realized foreign exchange loss	-	-	-
Bank and credit card merchant charges	426,589	296,883	14,582
IT and communication	670,008	84,133	75,311
Travel and entertainment	366,920	67,298	12,318
Administrative	370,571	121,184	82,264
Other expenses	271,259	146,492	129,967
Total other expenses	3,687,030	2,154,375	1,283,871

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

8. FINANCE INCOME / (FINANCE COSTS)

	2023 A$	2022 A$	2021 A$
Interest income	220,161	36,256	62,394
Total finance income	220,161	36,256	62,394

Lease interest	(29,515)	(15,215)	(16,338)
Total finance costs	(29,515)	(15,215)	(16,338)

9. INCOME TAX CREDIT/(EXPENSE)

	2023 A$	2022 A$	2021 A$
Reconciliation of income tax expense to prima facie tax payable
Loss before income tax credit	(11,909,252)	(7,163,123)	(7,077,619)
Tax at the Australian tax rate of 25% (2022: 25% and 2021: 26%)
	(2,977,313)	(1,790,781)	(1,840,181)
Tax effect amounts which are not deductible/(taxable) in calculating taxable income
Share-based payments expense	31,375	109,377	185,790
Research and development tax incentive	919,785	1,116,714	588,659
Impairment of goodwill	461,250	-	-
Other assessable items	-	-	-
Income tax expenses before unrecognized tax losses	(1,564,903)	(564,690)	(1,065,732)

Difference in overseas tax rates	53,673	(79,604)	16,688
Over provision in prior years	(454,928)	(348,607)	(235,653)
Temporary differences not recognized	29,979	(301,694)	(419,965)
Research and development tax credit	(404,016)	(599,388)	(275,631)
Tax losses not recognized	2,543,441	1,861,858	1,980,293
Utilization of tax losses not previously recognized	(361,575)	-	-
Income tax credit	(158,329)	(32,125)	-

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

9. INCOME TAX CREDIT/(EXPENSE) (cont.)

	2023 A$	2022 A$	2021 A$
Net deferred tax assets
Deferred tax liabilities recognized
Brands and trademarks	(121,901)	(148,013)	-
Total deferred tax liabilities	(121,901)	(148,013)	-

Deferred tax assets recognized
Tax losses	121,901	-	-
Total deferred tax assets	121,901	-	-

Deferred tax assets not recognized
Property, plant and equipment	-	-	8,004
Trade debtor	222,144	58,041	-
Capital raising costs	582,168	661,863	975,270
Intangible assets	1,407,570	1,456,225	1,701,477
Provisions	342,252	442,383	297,907
Total deferred tax assets	2,554,134	2,618,512	2,982,658
Deferred tax liabilities not recognized
Right-of-use assets	(127,388)	(161,787)	(34,735)
Total deferred tax liabilities	(127,388)	(161,787)	(34,735)
Net deferred tax assets on temporary differences not brought to account	(2,426,746)	(2,456,725)	2,947,923
Total net deferred tax assets/(liabilities)	-	(148,013)	-

	2023 A$	2022 A$	2021 A$
Tax losses
Unused tax losses for which no deferred tax asset has been recognized	119,096,654	105,287,311	100,694,696
Potential tax benefit @ 26% (Australia)	21,897,732	19,020,914	19,025,063
Potential tax benefit @ 21% (USA)	6,568,458	5,950,299	5,665,976
Potential tax benefit @ 35% (Malta)	65,895	304,115	-
Potential tax benefit @ 19% (UK)	7,427	-	-

Subject to the Company continuing to meet the relevant statutory tests, the tax losses are available for offset against future taxable income.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

9. INCOME TAX CREDIT/(EXPENSE) (cont.)

At June 30, 2023, the Company had a potential tax benefit related to tax losses carried forward of A$28,539,512 (2022: A$25,275,328, 2021: A$24,691,039). Such amount includes net losses of A$6,568,458 (2022: A$5,950,299, 2021: A$5,665,976) related to subsidiaries in the United States (U.S.). The Tax Cuts and Jobs Act (TCJA) enacted by Congress in the U.S. on December 22, 2017 cut the top corporate income tax rate from 35% to 21%. For tax years beginning after December 31, 2017, the graduated corporate tax rate structure is eliminated and corporate taxable income will be taxed at 21% flat rate. Additionally, the previous 20-year limitation on carry forward net operating losses (NOL’s) has been removed, allowing the NOL’s to be carried forward indefinitely. The remaining tax losses carried forward of A$21,897,732 (2022: A$19,020,914, 2021: A$19,025,063) are indefinite and are attributable to the Company’s operations in Australia, as well as A$65,895 (2022: A$304,115, 2021: Nil) and A$7,427 (2022: Nil) tax losses attributable to Company’s operations in Malta and UK, respectively. As such the total unused tax losses available to the Company, equal A$28,539,511 (2022: A$25,275,328, 2021: A$24,691,039).

As at balance date, there are unrecognized tax losses with a benefit of approximately A$28,539,511 (2022: A$25,275,328, 2021: A$24,691,039) that have not been recognized as a deferred tax asset to the Company. These unrecognized deferred tax assets will only be obtained if:

(a)	The Company derives future assessable income of a nature and amount sufficient to enable the benefits to be realized;
(b)	The Company continues to comply with the conditions for deductibility imposed by the law; and
(c)	No changes in tax legislation adversely affect the Company from realizing the benefit.

Management has assessed the tax position of the Company and concluded that any potential uncertainty does not have a material impact on the financial statements.

Tax consolidation legislation

Genetic Technologies Limited and its wholly owned Australian subsidiaries implemented the tax consolidation legislation as from July 1, 2003. The accounting policy in relation to this legislation is set out in Note 2(i).

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

As at June 30, 2023, there are no unrecognized temporary differences associated with the Company’s investments in subsidiaries, as the Company has no liability for additional taxation should unremitted earnings be remitted (2022: Nil, 2021: Nil).

10. LOSS PER SHARE

The following reflects the income and share data used in the calculations of basic and diluted loss per share:

	2023 A$	2022 A$	2021 A$
Loss for the year	(11,750,923)	(7,130,998)	(7,077,619)
Weighted average number of Ordinary Shares used in calculating loss per share (number of shares)	10,138,075,003	9,220,348,281	8,544,157,979

Note:

None of the 233,400,000 (2022: 757,400,000 and 2021: 725,787,500) options/performance rights over the Company’s Ordinary Shares that were outstanding as at the reporting date are considered to be dilutive for the purposes of calculating diluted earnings per share.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

11. CASH AND CASH EQUIVALENTS

	2023 A$	2022 A$	2021 A$
Reconciliation of cash and cash equivalents

Cash at bank and on hand	7,851,197	11,731,325	20,902,282
Total cash and cash equivalents	7,851,197	11,731,325	20,902,282

Reconciliation of loss for the year
Reconciliation of loss for the year after income tax to net cash flows used in operating activities is as follows:
Loss for the year after income tax	(11,750,923)	(7,130,998)	(7,077,619)
Tax credit	158,329	32,125	-
Loss for the year before income tax	(11,909,252)	(7,163,123)	(7,077,619)

Adjust for non-cash items and non-operational items
Amortization and depreciation expenses	380,409	343,427	265,748
Depreciation of right-of-use of assets	296,174	235,241	212,474
Impairment of receivables	280,725	564,161	-
Impairment of goodwill	1,845,000	-	-
Share-based payments expense	125,500	437,508	714,577
Inventory written-off	-	30,214	54,523
Finance costs	29,515	15,215	16,338
Finance income	(220,161)	(36,256)	(62,394)

Net foreign exchange (gains) / losses	(152,963)	(244,762)	9,755
	(9,325,053)	(5,818,375)	(5,866,598)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

11. CASH AND CASH EQUIVALENTS (cont.)

	2023 A$	2022 A$	2021 A$
Reconciliation of cash and cash equivalents (cont.)

Adjust for changes in assets and liabilities
Decrease / (Increase) in trade and other receivables	256,213	(1,889,124)	(284,971)
(Increase) / Decrease in other operating assets	(232,961)	16,493	(182,602)
Decrease / (Increase) in inventories	72,257	(351,437)	14,463
Decrease / (Increase) in other non-current assets	-	97,868	-
(Decrease) / Increase in trade and other payables	(432,361)	2,178,301	(14,991)
(Decrease) / Increase in provisions	(61,190)	106,818	38,770
Net cash flows used in operating activities	(9,723,095)	(5,659,456)	(6,295,928)
Financing facilities available
As at June 30, 2023, the following financing facilities had been nego- tiated and were available:
Total facilities
Credit cards	188,630	190,020	190,020
Facilities used as at reporting date
Credit cards	(16,029)	-	(9,511)
Facilities unused as at reporting date
Credit cards	172,601	190,020	180,509

The Company’s main interest rate risk arises in relation to its short-term deposits with various financial institutions. If rates were to decrease, the Company may generate less interest revenue from such deposits. However, given the relatively short duration of such deposits, the associate risk is relatively minimal.

The Company has a Short-Term Investment Policy which was developed to manage the Company’s surplus cash and cash equivalents. In this context, the Company adopts a prudent approach that is tailored to cash forecasts rather than seeking high returns that may compromise access to funds as and when they are required. Under the policy, the Company deposits its surplus cash in a range of deposits over different time frames and with different institutions in order to diversify its portfolio and minimize risk.

12. TRADE AND OTHER RECEIVABLES (CURRENT)

	2023 A$	2022 A$
Trade receivables	1,080,479	1,036,998
Less: impairment loss (1)	(888,576)	(594,798)
Net trade receivables	191,903	442,200
Other receivables (2)	1,729,754	1,979,038
Total net current trade and other receivables	1,921,657	2,421,238

(1)	Provision of impairment losses against trade receivables relate to license fees from IBX contract in the prior year. The Company did not recognize or receive any license fee revenue in the current financial year.
(2)	Other receivables includes the R&D tax incentive refund accrued for the 2023 financial year A$1,616,064 (2022: A$1,943,083).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

13. OTHER CURRENT ASSETS

	2023 A$	2022 A$
Prepayments	381,608	147,854
Bonds and deposits	17,440	13,257
Other	-	4,976
Total current prepayments and other assets	399,048	166,087

14. PROPERTY, PLANT AND EQUIPMENT

	2023 A$	2022 A$
Laboratory equipment, at cost	975,619	960,872
Less: cost written-off during the year	(8,243)	-
Add: additions during the year	6,402	14,747
Less: accumulated depreciation	(941,545)	(744,615)
Add: accumulated depreciation written-off during the year	8,243	-
Net laboratory equipment	40,476	231,004
Computer equipment, at cost	292,817	251,852
Less: cost written-off during the year	(3,099)	-
Less: cost transferred	(11,603)
Add: additions during the year	11,150	40,965
Less: accumulated depreciation	(261,580)	(230,186)
Add: accumulated depreciation transferred	11,897
Add: accumulated depreciation written-off during the year	3,099	-
Net computer equipment	42,681	62,631
Office equipment, at cost	18,709	10,495
Less: cost written-off during the year	-	-
Add: cost transferred	11,603
Add: additions during the year		8,214
Less: accumulated depreciation	(11,949)	(6,169)
Less: accumulated depreciation transferred	(11,897)
Add: accumulated depreciation written-off during the year	-	-
Net office equipment	6,466	12,540
Total net property, plant and equipment	89,623	306,175

Reconciliation of property, plant and equipment
Opening gross carrying amount	1,284,395	1,220,469
Add: additions purchased during the year	17,552	63,926
Less: cost written-off during the year	(11,342)	-
Closing gross carrying amount	1,290,605	1,284,395
Opening accumulated depreciation and impairment losses	(978,220)	(763,291)
Add: accumulated depreciation written-off during the year	11,342	-
Less: cost written-off during the year	(234,697)	(214,929)
Add: foreign currency translation	593	-
Closing accumulated depreciation and impairment losses	(1,200,982)	(978,220)
Total net property, plant and equipment	89,623	306,175

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

14. PROPERTY, PLANT AND EQUIPMENT (cont.)

Reconciliation of movements in property, plant and equipment by asset category for the year ended June 30, 2023

Asset category	Opening net carrying Amount A$	Additions during year A$	Transfer during year A$	Depreciation expense A$	Foreign currency translation A$	Closing net carrying amount A$
Laboratory equipment	231,004	6,402	-	(196,928)	(2)	40,476
Computer equipment	62,631	11,150	294	(31,394)	-	42,681
Office equipment	12,540	-	(294)	(6,375)	595	6,466
Totals	306,175	17,552	-	(234,697)	593	89,623

Reconciliation of movements in property, plant and equipment by asset category for the year ended June 30, 2022

Asset category	Opening net carrying Amount A$	Additions during year A$	Disposals during year A$	Depre- ciation expense A$	Closing net carrying amount A$
Laboratory equipment	412,889	14,747	-	(196,632)	231,004
Computer equipment	34,917	40,965	-	(13,251)	62,631
Office equipment	9,372	8,214	-	(5,046)	12,540
Totals	457,178	63,926	-	(214,929)	306,175

15. GOODWILL

The following table shows the movements in goodwill:

	2023	2022
	A$	A$
Gross carrying amount:
Balance at beginning of period	4,506,653	-
Acquired through business combination - AffinityDNA (Note 17)	455,240	4,506,653
Balance at end of period	4,961,893	4,506,653

Accumulated impairment:
Balance at beginning of period	-	-
Impairment loss recognized	(1,845,000)	-
Balance at end of period	(1,845,000)	-
Carrying amount at the end of the period	3,116,893	4,506,653

Management has determined that the acquisition of AffinityDNA in the current year is a single cash generating unit. The total goodwill acquired though business combination for AffinityDNA amounted to $455,240. Further details of net assets acquired and of goodwill is disclosed in Note 17.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

15. GOODWILL (cont.)

(i) Impairment testing for CGUs containing goodwill

For the purpose of impairment testing, goodwill has been allocated to the Group’s CGUs as follows:

	2023	2022
	A$	A$
Net carrying amount at the end of the period:
EasyDNA	2,661,653	4,506,653
AffinityDNA	455,240	-
Goodwill allocation at 30 June	3,116,893	4,506,653

(ii) Key assumptions used for value-in-use calculations

The estimates below were used in the goodwill impairment assessment for the acquired EasyDNA and AffinityDNA businesses:

	EasyDNA	AffinityDNA
Revenue growth (FY2025 to FY2028)	4.3%	4.5%
Gross margin	47.5%	45.0%
Pre-tax discount rate	22.7%	22.7%
Post-tax discount rate	17%	17%
Growth rate beyond FY2027	4.3%	4.5%

The key assumptions in the value-in-use impairment tests are estimated post-tax cash flows, revenue growth rates, gross margins and the discount rate. Management is aware that reasonably possible negative changes in the estimated post-tax cash flows or the discount rate could cause the recoverable amount to fall below the carrying amounts of the acquired EasyDNA and AffinityDNA businesses.

(iii) Impairment charge for goodwill

EasyDNA

Based upon the impairment testing undertaken by management for the financial year ending June 30, 2023 an impairment loss of A$1,845,000 (2022: Nil) was recorded for the goodwill asset recorded as part of the EasyDNA business acquisition indicating that the carrying value exceeded the recoverable amount of the CGU as at 30 June 2023. Although significant revenue was recorded in the financial year for EasyDNA, revenue did not meet forecast expectations. Management believes there were a number of contributing factors, including increased competition for the genetic tests offered by EasyDNA and slowing economic activity in key markets following the actions of central banks to bring down inflation.

Following the impairment loss recognized in the Group’s EasyDNA CGU, the recoverable amount was equal to the carrying amount. Therefore, any adverse movement in a key assumption would lead to further impairment.

AffinityDNA

Management’s assessment of impairment for AffinityDNA did not result in an impairment for AffinityDNA as the recoverable amounts exceeds it’s carrying value by A$78,000.

Sensitivity analysis undertaken on the key impairment model assumptions indicates that in order for the recoverable amount to be equal to their carrying value for AffinityDNA, the discount rate would need to increase to 17.5% and revenue growth rate would need to decrease by 0.5%. Management is not aware of any events that are expected to have an adverse effect on revenue growth

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

16. OTHER INTANGIBLE ASSETS

The following table shows the movements in other intangible assets:

	2023	2022
	A$	A$
Other intangible assets:
Gross carrying amount
Balance at beginning of period	753,418	-
Brands, trademark and trade names, acquired through business combination	41,264	720,550
Domain names	-	32,868
Balance at end of period	794,682	753,418

Accumulated amortization:
Balance at beginning of period	(128,498)	-
Amortization for the period	(145,712)	(128,498)
Balance at end of period	(274,210)	(128,498)
Carrying amount at the end of the period	520,472	624,920

Brand, trademark, trade names and domain names acquired in a business combination that qualify for separate recognition are recognized as intangible assets at their fair values. Brands, trademarks and trade names acquired through business combination for EasyDNA and AffinityDNA have been recognized a one category of intangible asset for each segment as they are interconnected elements that collectively contribute to a company’s image, recognition, and legal protection. They are essential components for establishing a strong market presence, building consumer trust, and safeguarding a company’s intellectual property.

The Brand, trademark, trade names and domain names acquired in respect of the purchase of the EasyDNA business and its assets have been valued using the ‘relief from royalty method’. The projected royalty cashflows were discounted to their present value assuming a weighted average cost of capital of 16%. A net royalty rate of 1.5% of projected EasyDNA revenues has been assumed.

The Brand, trademark, trade names and domain names acquired in respect of the purchase of AffinityDNA’s business and its assets have been valued using the ‘relief from royalty method’. The projected royalty cashflows have been discounted to their present value assuming a weighted average cost of capital of 48%. A net royalty rate of 1.5% of projected AffinityDNA revenues has been assumed.

Brand, trademark, trade names and domain names are amortized on a straight-line basis over their estimated useful lives of five years.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

17. BUSINESS ACQUISITION

On 14 July 2022, the Company completed the acquisition of AffinityDNA’s direct-to-consumer eCommerce business and distribution rights. The purchase consideration has two parts, A$486,188 (£277,500) on the acquisition date (which has been paid) and a further A$486,188 (£277,500) as contingent consideration. The second payment is payable on the achievement of certain financial targets and remained unpaid at June 30, 2023. The second payment was payable on the achievement of a gross profit target for the 12-month period from the acquisition date. This target was not achieved and therefore no further payment is to be made in respect of the acquisition of AffinityDNA.

Costs incurred in respect of acquisition were A$40,625, these have been recognized through profit or loss for the period.

The acquisition of AffinityDNA provides the Group with an additional and complimentary platform to further build its existing direct-to-consumer offerings and lifestyle division. The acquisition also expands the Group’s portfolio of tests, geographic (including the UK and US markets) and demographic access. The acquisition provides the group with operational, supply chain, distribution and commercial synergies with its existing EasyDNA direct-to-consumer business that represents goodwill, which cannot be separately measured and identified.

Intangible assets arising on acquisition were valued by an independent valuer. Details of net assets acquired and of goodwill are as follows:

A$
Fair value of consideration transferred
Amount settled in cash	486,188
Total consideration	486,188
Recognized amounts of identifiable net assets
Intangible assets (1)	41,264
Deferred tax liabilities	(10,316)
Identifiable net assets	30,948
Goodwill on acquisition (Note 15)	455,240

The total fair value of the contingent consideration transferred was on the basis that the probability of achieving the earn-out payment at acquisition date was 0%.

Goodwill arises on the acquisition of a business combination. Goodwill is calculated as the excess sum of:

●	the consideration transferred;
●	any non-controlling interest; and
●	the acquisition date fair value of any previously held equity interest; over the acquisition date fair value of net identifiable assets acquired.

Goodwill is not amortized. Instead, goodwill is tested annually for impairment, or more frequently if events or changes in circumstances indicate that it might be impaired, and is carried at cost less accumulated impairment losses. Impairment losses on goodwill are taken to profit or loss and are not subsequently reversed.

(1)	Intangible assets relate to brand, trademark, trade names and domain names acquired as part of the business acquisition amounted to A$41,264 (refer to Note 16 for further details). The useful life of these intangibles are amortized on a straight-line basis over their estimated useful lives of five years.

AffinityDNA reported revenue of A$944,058 and incurred an operating loss of A$89,618 from July 14, 2022 to the June 30, 2023. Given that the acquisition date was fairly close to the start of the year, the impact to consolidated revenue and loss for the year would be immaterial, even if the acquisition had occurred on 1 July 2022.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

17. BUSINESS ACQUISITION (cont.)

Prior year’s business acquisition

On 13 August 2021, the Company completed the acquisition of EasyDNA’s assets and business. The purchase was settled by A$3,400,625 in cash and A$1,574,136 in GTG shares. Costs incurred in respect of acquisition were A$116,682, these have been recognized through profit or loss for the period. The acquisition provides the foundation for the Company to grow its portfolio of serious disease test through direct-to-consumer market and additional platform for growth and expansion into lifestyle testing. The acquisition will provide the Group with operational and sales channel synergies that represents goodwill, which cannot be separately measured and identified.

Intangible assets arising on acquisition were valued by an independent valuer. Details of net assets acquired and of goodwill are as follows:

	Number of shares	A$
Fair value of consideration transferred
Amount settled in cash		3,400,625
Amount settled in shares	209,363,400	1,574,136
Total consideration		4,974,761
Recognized amounts of identifiable net assets
Right-of-use asset		42,289
Intangible assets (1)		720,550
Other payables		(19,193)
Lease liability		(42,289)
Employee benefit provisions		(53,111)
Deferred tax liability		(180,138)
Identifiable net assets		468,108
Goodwill on acquisition (Note 15)		4,506,653

Goodwill arises on the acquisition of a business combination. Goodwill is calculated as the excess sum of:

●	the consideration transferred;
●	any non-controlling interest; and
●	the acquisition date fair value of any previously held equity interest; over the acquisition date fair value of net identifiable assets acquired.

Goodwill is not amortized. Instead, goodwill is tested annually for impairment, or more frequently if events or changes in circumstances indicate that it might be impaired, and is carried at cost less accumulated impairment losses. Impairment losses on goodwill are taken to profit or loss and are not subsequently reversed.

(1)	Intangible assets relate to brand, trademark, trade names and domain names acquired as part of the business acquisition amounted to A$720,550 (refer to Note 16 for further details).

EasyDNA reported revenue of A$5,989,782 and incurred an operating loss of A$165,000 from August 13, 2021 to the June 30, 2022. The revenue and operating loss as at June 30, 2023 for EasyDNA CGU are A$7,698,605 and A$2,871,259, respectively (see Note 25).

There are no contingent consideration arrangements related to the acquisition.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

18. TRADE AND OTHER PAYABLES (CURRENT)

	2023 A$	2022 A$
Trade payables	837,952	1,153,856
Accrued expenses	618,163	953,439
Other payables	161,218	15,084
Total current trade and other payables	1,617,333	2,122,379

19. PROVISIONS (CURRENT AND NON-CURRENT)

	2023 A$	2022 A$
Current provisions
Annual leave	328,924	312,665
Long service leave	121,416	206,805
Make good (1)	91,590	91,590
Total current provisions	541,930	611,060
Non-current provisions
Long service leave	30,439	22,499
Total non-current provisions	30,439	22,499
Total provisions	572,369	633,559

(1)	Make good provision in respect of the lease of the Melbourne office and laboratory

	2023 A$	2022 A$
Reconciliation of annual leave provision
Balance at the beginning of the financial year	312,665	171,398
Add: obligation accrued during the year	400,780	366,816
Less: utilized during the year	(388,457)	(225,549)
Less: FX on translation	3,936	-
Balance at the end of the financial year	328,924	312,665
Reconciliation of long service leave provision
Balance at the beginning of the financial year	229,304	210,642
Add: obligation accrued during the year	21,723	18,662
Less: reversal during the year	(472)	-
Less: paid off during the year	(98,700)	-
Balance at the end of the financial year	151,855	229,304

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

20. RIGHT-OF-USE ASSET / (LEASE LIABILITIES)

(a) Amounts recognized in the statement of financial position

The statement of financial position shows the following amounts relating to leases:

	2023	2022
	A$	A$
Right-of-use assets
Right-of-use assets	509,553	647,150

Lease Liabilities
Lease liabilities - Current	(303,570)	(264,130)
Lease liabilities - Non-Current	(229,276)	(388,396)
Total	(532,846)	(652,526)

(b) Amounts recognized in the statement of profit or loss

The statement of profit or loss under general and administrative expenses includes the following amounts relating to leases:

	2023	2022
	A$	A$
Depreciation charge of right-of-use assets
Depreciation Expense (for Leased Assets)	296,174	235,241
Interest expense (included in finance costs)	29,515	15,215

Low value leases	32,094	26,408

During the financial year ended June 30, 2023, the total cash outflow was A$336,396 (2022: A$268,590).

21. CONTRIBUTED EQUITY

	2023 A$	2022 A$
Issued and paid-up capital
Fully paid Ordinary Shares	161,342,707	155,138,636
Total contributed equity	161,342,707	155,138,636

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

21. CONTRIBUTED EQUITY (cont.)

Movements in shares on issue

Year ended June 30, 2023	Number of Shares	A$
Balance at the beginning of the financial year	9,233,965,143	155,138,636
Shares issued during the year	2,307,693,000	7,172,399
Add: Exercise of performance rights	-	82,688
Less: transaction costs arising on share issue (i)	-	(916,060)
Less: valuation of warrants to be issued	-	(134,956)
Balance at the end of the financial year	11,541,658,143	161,342,707

Year ended June 30, 2022	Number of Shares	A$
Balance at the beginning of the financial year	9,016,726,743	153,574,974
Shares issued during the year	217,238,400	1,574,136
Less: transaction costs arising on share issue (i)	-	(10,474)
Balance at the end of the financial year	9,233,965,143	155,138,636

(i)	The details of securities arising on shares issued for the year ended June 30, 2023 and June 30 2022 are as below:

●	On July 19, 2021, the Company issued 209,363,400 new ordinary shares, at fair value of A$1,574,136 in part consideration for the acquisition of 100% of EasyDNA.
●	On November 3, 2021, the Company issued 7,875,000 new ordinary shares pursuant to the Company’s Employee Performance Rights Plan.
●	On February 7, 2023, the Company issued 3,846,155 ADSs, each representing six hundred (600) of the Company’s ordinary shares, totaling 2,307,693,000 ordinary shares, at a purchase price of United States Dollars (US$) US$1.30 per ADS. The gross proceeds for this offering were approximately US$5 million. Against the offering, the Company agreed to issue 250,000 warrants exercisable at US$1.625 each, expiring in 5 years from issue date, to H.C. Wainwright & Co which would form part of cost of raising capital. The said warrants are subject to shareholder approval at the Company’s 2023 annual general meeting.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

22. RESERVES

	2023 A$	2022 A$
Foreign currency translation	847,408	746,819
Share-based payments	5,688,148	10,751,832
Total reserves	6,535,556	11,498,651
Reconciliation of foreign currency translation reserve
Balance at the beginning of the financial year	746,819	718,955
Add: net currency translation gain / (loss)	100,589	27,864
Balance at the end of the financial year	847,408	746,819
Reconciliation of share-based payments reserve
Balance at the beginning of the financial year	10,751,832	10,314,324
Add: share-based payments expense	-	-
Add: Issue of performance rights	125,500	437,508
Add: Valuation of warrants	134,956	-
Less: Options/warrants expired	(5,241,452)	-
Less: Exercise of performance rights	(82,688)	-
Balance at the end of the financial year	5,688,148	10,751,832

Share Based Payments Reserve

Nature and Purpose

The share-based payment reserve records items recognized as expenses on valuation of warrants, share options, and performance shares issued to capital raising agents, key management personnel, other employees, and eligible contractors.

Warrants

During the financial year ended June 30, 2023, the following warrants were issued to as a part of capital raising costs.

		2023
Valuation date		December 20, 2022
Grant Date		December 20, 2022
Warrants issued		250,000
Underlying asset price	A$	1.525
Risk free rate		4.1%
Volatility		75%
Exercise price presented in United States Dollar	US$	1.625
Exchange rate at valuation date	A$	1 to USD$0.669
Exercise price presented in Australian Dollar	A$	2.429
Time to maturity of underlying warrants (years)		5.12
Value per warrant in Australian Dollar	A$	0.5398
Model used		Black Scholes
Valuation amount	A$	134,956

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

22. RESERVES (cont.)

No warrants were issued for the financial year ended June 30, 2022. During the financial year ended June 30, 2021, the following warrants were issued to as a part of capital raising costs.

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

Share Options

No share options were issued during the financial year ending June 30, 2023 or June 30, 2022. The following information relates to options granted and issued against under the Employee Option Plan for the year ended June 30, 2021;

Options issued to	Grant date for options issued	Number of options issued

Employee Option Plan	December 21, 2020	12,850,000

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

22. RESERVES (cont.)

		2021
Grant Date		December 21, 2020
Options issued		12,850,000
Dividend yield		-
Historic volatility and expected volatility		155.34%
Option exercise price	A$	0.008
Fair value of options at grant date	A$	0.007
Weighted average exercise price	A$	0.008
Risk-free interest rate		0.111%
Expected life of an option		3 years
Model used		Binomial
Valuation amount	A$	72,439

Performance Rights

No Performance Rights were issued for financial year ended June 30, 2023. The following information relates to issued Performance Rights for the year ended June 30, 2022;

Performance rights issued to	Grant date for performance rights issued	Number of performance rights issued

Adam Kramer	March 3, 2021	3,937,500
Mike Tonroe	June 15, 2021	40,000,000
Carl Stubbings	September 22, 2021	20,000,000
Kevin Camilleri	November 22, 2021	20,000,000

	2022
Grant Date		March 3, 2021	June 15, 2021	September 22, 2021	November 22, 2021
Performance rights issued		3,937,500	40,000,000	20,000,000	20,000,000
Dividend yield		-	-	-	-
Historic volatility and expected volatility		161	152	149	150%
Performance rights exercise price	A$	0.009	0.0069	0.0047	0.0038
Fair value of performance rights at grant date	A$	0.012	0.0073	0.0052	0.0042
Weighted average exercise price	A$	0.008	0.008	0.008	0.008
Risk-free interest rate		0.110	0.085	0.160	0.960%
Expected life of the performance rights		2.02 years	3 years	3 years	3 years
Model used		Binomial	Binomial	Binomial	Binomial
Valuation amount	A$	47,250	291,428	103,104	83,216

Foreign currency translation reserve

Nature and Purpose

Exchange differences arising on translation of the foreign controlled entities are recognized in other comprehensive income as described in Note 2(e) and accumulated in a separate reserve within equity. The cumulative amount is reclassified to profit or loss when the net investment is disposed of.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

23. ACCUMULATED LOSSES

	2023 A$	2022 A$
Balance at the beginning of the financial year	(150,206,216)	(143,075,218)
Add: net loss attributable to owners of Genetic Technologies Limited	(11,750,923)	(7,130,998)
Less: Options/warrants expired	5,241,452	-
Balance at the end of the financial year	(156,715,687)	(150,206,216)

24. SHARE OPTIONS

Employee Option Plan

The fair value of options granted under an Employee Option Plan is recognized as an employee benefit expense with a corresponding increase in equity. The fair value is measured at grant date and recognized over the vesting period over which the service vesting conditions are to be satisfied. Employee Option Plan options have no other vesting conditions. The fair value at grant date is determined by management with the assistance of an independent valuer, using a Black-Scholes option pricing model or a Binomial model simulation analysis. The total amount to be expensed is determined by reference to the fair value of the options granted;

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

On November 30, 2001, the Directors of the Company established a Staff Share Plan. On November 19, 2008, the shareholders of the Company approved the introduction of a new Employee Option Plan. Under the terms of the respective Plans, the Directors may, at their discretion, grant options over the ordinary shares in the Genetic Technologies Limited to executives, consultants, employees, and former Non-Executive Directors, of the Company. The options, which are granted at nil cost, are not transferable and are not quoted on the ASX. As at June 30, 2023, there were 1 executive and 7 employees who held options that had been granted under the Plans. Options granted under the Plans carry no rights to dividends and no voting rights.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

24. SHARE OPTIONS (cont.)

(i) Fair value of options granted

During the year ended June 30, 2023, there were no options granted (2022: Nil). The Company, however issued various unlisted options to underwriters and sub-underwriters as a part of capital raising costs in 2021. For valuations on the unlisted options issued please refer to Note 22.

Set out below are summaries of all and unlisted options, including ESOP which were issued in prior periods:

	2023		2022
	Average exercise price per share option A$	Number of options	Average exercise price per share option A$	Number of options
Opening balance	0.008	492,400,000	0.008	521,850,000
Lapsed during the year	0.008	(481,500,000)	0.012	(29,450,000)
Forfeited during the year	0.008	(2,500,000)	-	-
Closing balance	0.008	8,400,000	0.008	492,400,000

The movements in the number of options granted under the Employee share plans are as follows:

	2023		2022
	Average exercise price per share option A$	Number of options	Average exercise price per share option A$	Number of options
Balance at the beginning of the financial year	0.008	10,900,000	0.011	27,850,000
Add: options granted during the year	-	-	-	-
Less: options lapsed during the year	-	-	0.010	(16,950,000)
Less: options forfeited during the year	0.008	(2,500,000)	-	-
Balance at the end of the financial year	0.008	8,400,000	0.008	10,900,000

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

24. SHARE OPTIONS (cont.)

The number of options outstanding as at June 30, 2023 by ASX code, including the respective dates of expiry and exercise prices, are tabled below. The options tabled below are not listed on ASX.

	2023		2022
Unlisted options	Average exercise price per share option A$	Number of options	Average exercise price per share option A$	Number of options
Options to various underwriters (expiring October 30, 2022)	-	-	0.008	229,000,000
Options to directors (expiring December 20, 2022)	-	-	0.008	250,000,000
Options issued Lodge Corporate Pty Ltd (expiring March 6, 2023)	-	-	0.008	2,500,000
ESOP options (expiring December 1, 2023)	0.008	8,400,000	0.008	12,850,000
Total	0.008	8,400,000	0.008	494,350,000
Exercisable at the end of the financial year	0.008	8,400,000	0.008	494,350,000

The weighted average remaining contractual life of options outstanding as at June 30, 2023 was 0.42 years (2022: 0.43 years).

25. SEGMENT INFORMATION

(a) Identification of reportable segments

The Company has identified three reportable segments as reported that is consistent with the internal reporting provided to the chief operating decision maker, Chief Executive Officer.

As of June 30, 2022, the Company changed its reportable operating segments from two geographical segments, previously Australia and USA, to two business unit segments, EasyDNA and geneType/Corporate as a result of integrating the EasyDNA acquisition in fiscal 2022. The Company changed its reporting structure to better reflect what the chief operating decision maker is reviewing to make organizational decisions and resource allocations. As a result, the 2021 presentation of segment information has been recast to conform with the current segment reporting structure. In July 2022, a new business unit was created as a result of AffinityDNA acquisition.

Management considers the business from a business unit perspective and has identified three reportable segments:

EasyDNA: relates to EasyDNA branded test sales and expenses.

AffinityDNA: relates to AffinityDNA branded test sales and expenses.

GeneType / Corporate: relates to geneType branded test sales and expense, includes corporate charges.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

25. SEGMENT INFORMATION (cont.)

(b) Business unit segments

The segment information for the reportable segments is as follows:

2023	AffinityDNA	EasyDNA	geneType/ Corporate	Total
	A$	A$	A$	A$

Segment revenue & other income
Revenue from contracts with customers	944,058	7,698,605	43,455	8,686,118
Other income	-	17	1,836,805	1,836,822
Finance income	-	-	220,161	220,161
Total segment revenue & other income	944,058	7,698,622	2,100,421	10,743,101

Segment expenses
Depreciation and amortization	(22,310)	(30,074)	(624,199)	(676,583)
Finance costs	(2,693)	(2,132)	(24,690)	(29,515)
Raw materials and change in inventories	(404,660)	(3,896,000)	(34,605)	(4,335,265)
Commissions	(42,727)	(193,292)	-	(236,019)
Employee benefits expenses	(209,219)	(1,593,699)	(4,405,148)	(6,208,066)
Advertising and promotional expenses	(35,926)	(1,681,875)	(994,552)	(2,712,353)
Professional fees	(62,522)	(18,414)	(1,279,704)	(1,360,640)
Research and development expenses	-	-	(1,281,157)	(1,281,157)
Impairment expenses	-	(2,125,725)	-	(2,125,725)
Other expenses	(253,619)	(1,028,670)	(2,404,741)	(3,687,030)
Total segment expenses	(1,033,676)	(10,569,881)	(12,513,521)	(22,652,353)

Income tax credit	-	-	158,329	158,329
Loss for the period	(89,618)	(2,871,259)	(10,254,771)	(11,750,923)
Total Segment Assets	625,421	3,320,967	10,909,849	14,856,237
Total Segment Liabilities	(208,468)	(1,308,206)	(2,176,987)	(3,693,661)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

25. SEGMENT INFORMATION (cont.)

2022	AffinityDNA	EasyDNA	geneType/ Corporate	Total
	A$	A$	A$	A$

Segment revenue & other income
Revenue from contracts with customers	-	5,989,782	805,034	6,794,816
Other income	-	-	2,783,391	2,783,391
Finance income	-	-	36,256	36,256
Total segment revenue & other income	-	5,989,782	3,624,681	9,614,463

Segment expenses
Depreciation and amortization	-	-	(578,668)	(578,668)
Finance costs	-	-	(15,215)	(15,215)
Raw materials and change in inventories	-	(2,951,815)	(61,719)	(3,013,534)
Commissions	-	(156,625)	-	(156,625)
Employee benefits expenses	-	(1,235,657)	(4,632,998)	(5,868,655)
Advertising and promotional expenses	-	(1,079,291)	(806,111)	(1,885,402)
Professional fees	-	(21,685)	(1,813,759)	(1,835,444)
Research and development expenses	-	-	(705,507)	(705,507)
Impairment expenses	-	-	(564,161)	(564,161)
Other expenses	-	(721,226)	(1,433,149)	(2,154,375)
Total segment expenses	-	(6,166,299)	(10,611,287)	(16,777,586)

Income tax credit	-	-	32,125	32,125
Loss for the period	-	(176,517)	(6,954,481)	(7,130,998)
Total Segment Assets	-	2,668,618	18,133,080	20,801,698
Total Segment Liabilities	-	(1,969,878)	(2,400,749)	(4,370,627)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

25. SEGMENT INFORMATION (cont.)

2021	AffinityDNA	EasyDNA	geneType/ Corporate	Total
	A$	A$	A$	A$

Segment revenue & other income
Revenue from contracts with customers	-	-	120,554	120,554
Other income	-	-	1,559,961	1,559,961
Finance income	-	-	62,394	62,394
Total segment revenue & other income	-	-	1,742,909	1,742,909

Segment expenses
Depreciation and amortization	-	-	(386,277)	(386,277)
Finance costs	-	-	(16,338)	(16,338)
Raw materials and change in inventories	-	-	(170,457)	(170,457)
Commissions	-	-	-	-
Employee benefits expenses	-	-	(3,868,331)	(3,868,331)
Advertising and promotional expenses	-	-	(436,274)	(436,274)
Professional fees	-	-	(1,461,401)	(1,461,401)
Research and development expenses	-	-	(1,165,531)	(1,165,531)
Impairment expenses	-	-	(32,048)	(32,048)
Other expenses	-	-	(1,283,871)	(1,283,871)
Total segment expenses	-	-	(8,820,528)	(8,820,528)

Income tax credit	-	-	-	-
Loss for the period	-	-	(7,077,619)	(7,077,619)
Total Segment Assets	-	-	22,971,688	22,971,688
Total Segment Liabilities	-	-	(1,438,653)	(1,438,653)

(c) Geographic information

In presenting the geographic information, segment revenue has been based on geographic location of customers. The geographic information for the reportable segments is as follows:

2023	AffinityDNA	EasyDNA	geneType/ Corporate	Total
	A$	A$	A$	A$

America and Canada	15,056	2,190,352	36,761	2,242,169
Europe Middle East and Africa	766,040	3,728,586	-	4,494,626
Latin America	144,727	177,306	-	322,033
Asia Pacific	18,235	1,602,361	6,694	1,627,290
Total revenue	944,058	7,698,605	43,455	8,686,118

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

25. SEGMENT INFORMATION (cont.)

(c) Geographic information (cont.)

2022	AffinityDNA	EasyDNA	geneType/ Corporate	Total
	A$	A$	A$	A$

America and Canada	-	2,267,474	7,077	2,274,551
Europe Middle East and Africa	-	2,501,302	-	2,501,302
Latin America	-	128,840	-	128,840
Asia Pacific	-	1,092,166	797,957	1,890,123
Total revenue	-	5,989,782	805,034	6,794,816

2021	AffinityDNA	EasyDNA	geneType/ Corporate	Total
	A$	A$	A$	A$

America and Canada	-	-	120,554	120,554
Europe Middle East and Africa	-	-	-	-
Latin America	-	-	-	-
Asia Pacific	-	-	-	-
Total revenue	-	-	120,554	120,554

26. SHARE BASED PAYMENTS

(a) Employee option plan

On December 21, 2020, the Company issued 12,850,000 options with an exercise price of A$0.008 (0.8cents) per option, expiring December 1, 2023 issued under an employee incentive scheme (2020: Nil). The Company, also issued various unlisted options to underwriters and sub-underwriters as a part of capital raising costs in financial year ended June 30, 2021. Please refer to further details on options on Note 23.

There were no new options issued under the Employee Option Plan during the financial years ending June 30, 2022 and June 30, 2023.

(b) Performance Rights Issuance

After receiving requisite shareholder approval on December 10, 2020, the Company issued performance rights to Directors of the Company as follows:

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

These performance rights remain available to Directors to exercise at June 30, 2023, if vesting conditions are met.

During the financial year ending June 30, 2021, the Board has approved the issue of the following performance rights to the Chief Executive Officer and Chief Operating Officer:

●	60,000,000 Class D Performance Rights to Mr. Simon Morris
●	3,937,500 Class E Performance Rights to Mr. Stanley Sack

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

26. SHARE BASED PAYMENTS

(b) Performance Rights Issuance (cont.)

Mr. Stanley Sack exercised his performance rights during the financial year ending June 30, 2022. The performance rights issued to Mr. Simon Morriss remain exercisable at June 30, 2023, if vesting conditions are met.

During the financial year ending June 30, 2022, the Board has approved for the following performance rights to be issued to the Key Management Personnel below:

●	40,000,000 Performance Rights to Mr. Michael Tonroe
●	20,000,000 Performance Rights to Mr. Carl Stubbings
●	20,000,000 Performance Rights to Mr. Kevin Camilleri

The performance rights issued to Mr. Michael Tonroe were forfeit during the 2023 financial year following his resignation. The performance rights issued to Mr. Carl Stubbings and Mr. Kevin Camilleri remain exercisable at June 30, 2023, if vesting conditions are met.

The Company has accounted for these performance rights in accordance with its accounting policy for share-based payment transactions and has recorded a share-based payments expense of A$125,500 in the Statement of Profit or Loss and Other Comprehensive Income for the current reporting period (2022: A$437,508 & 2021: A$622,725).

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

There are various formulae which can be applied to determining the theoretical value of performance rights (including the formula known as the Black-Scholes Model valuation formula and the Binomial model).

The Company commissioned an independent valuation of the performance rights. The independent valuer has applied the Binomial Model in providing the valuation of the performance rights.

Valuation of Performance Rights

The Performance Rights are not currently quoted on the ASX and as such have no ready market value. The performance rights each Inherent in the application of the Binomial model are a number of inputs, some of which must be assumed. For the performance rights issued in the year ended June 30, 2021, the data relied upon in applying the Binomial model was:

a)	exercise price being 0.0 cents per performance right for all classes;
b)	VWAP hurdle (10 days consecutive share price hurdle) equaling A$0.012 for Class A and A$0.014 for Class B, and (15 days consecutive share price hurdle) equaling $0.016 for Class D performance rights;
c)	sales and market cap hurdles as listed above for Class C and Class E performance rights;
d)	the continuously compounded risk-free rate being 0.111% for all classes of performance rights (calculated with reference to Refinitiv – closing share price as at December 21, 2020, and 3 year Australian Government yield as at December 21, 2020);
e)	the expected option life of 2 years for Class E performance rights and 3 years for all other classes of performance rights; and
f)	a volatility measure of 158.23%.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

26. SHARE BASED PAYMENTS (cont.)

Valuation of Performance Rights (cont.)

For the performance Rights issued during the financial year ending June 30, 2022, the data relied upon in applying the Binomial model was:

a)	exercise price being 0.0 cents per performance right for all classes;
b)	VWAP hurdle for key management personnel (15 days consecutive share price hurdle) equaling A$0.016 for performance rights;
c)	sales and market cap hurdles as listed above for performance rights;
d)	the continuously compounded risk-free rate is as per table below (calculated based on yield of Australian government bonds, as at the grant dates for a 2 or 3 year period matching the expected life of performance rights);
e)	the expected option life of 3 years for key management personnel and 2 years for others; and
f)	a volatility measure between 149% to 161%.

Performance hurdles

Key management personnel, being the recipients of the performance rights, must remain engaged by the Company at the time of satisfaction of the performance hurdle in order for the relevant performance right to vest.

There were no performance rights issued for the year ended June 30, 2023.

Performance rights issued during the year ended June 30, 2022

The performance rights for key management personnel vest and are exercisable upon the Share price reaching A$0.016 while or greater for more than 15-day consecutive ASX trading days.

Performance rights issued during the year ended June 30, 2021

The Class A Performance Rights vest and are exercisable upon the Share price reaching A$0.012 or greater for more than 10-day consecutive ASX trading days.

The Class B Performance Rights vest and are exercisable upon the Share price reaching A$0.014 or greater for more than 10-day consecutive ASX trading days and sales commence on the Consumer Initiated Testing (CIT) platform in either Australia or the United States of America.

The Class C Performance Rights vest and are exercisable upon a minimum of 4,000 tests being processed in any 12-month period or the market cap of the Company reaching A$100 million or above and being sustained for more than 10 consecutive ASX trading days, whichever happens sooner.

The Class D Performance Rights vest and are exercisable upon the Share price reaching A$0.016 or greater for more than 15-day consecutive ASX trading days.

The Class E Performance Rights vest and are exercisable upon the first commercial sale of the Company’s COVID-19 risk test with IBX (Infinity BioLogix).

Performance rights issued prior to the year ended June 30, 2021

The Class A Performance Rights vest and are exercisable upon the Share price reaching A$0.02 or greater for more than 10-day consecutive ASX trading days.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

26. SHARE BASED PAYMENTS (cont.)

Performance rights issued during prior year

	Number of Performance Rights issued	Valuation (cents)	Total fair value of Performance Rights A$	Expense accounted for in 2022 A$	Expense accounted for during the year A$
Mr. Carl Stubbings	20,000,000	0.52	103,104	26,459	34,368
Mr. Kevin Camilleri	20,000,000	0.42	83,216	16,719	27,739
Total	40,000,000		186,320	43,178	62,107

Performance rights issued during prior year, that lapsed during the financial year ending June 30, 2023

	Number of Performance Rights issued	Valuation (cents)	Total fair value of Performance Rights A$	Expense accounted for in 2022 A$	Expense accounted for during the year A$
Mr. Michael Tonroe	40,000,000	0.73	291,428	101,043	(101,043)
Total	40,000,000		291,428	101,043	(101,043)

	Number of Performance Rights issued	Valuation per Class D (cents)	Total fair value of Class D Performance Rights A$	Expense accounted for in 2022 A$	Expense accounted for during the year A$
Mr Simon Morriss	60,000,000	0.96	574,037	191,346	191,346

	Number of Performance Rights issued	Valuation per Class E (cents)	Total fair value of Class E Performance Rights A$	Expense accounted for in 2022 A$	Expense accounted for during the year A$
Mr Stanley Sack	3,937,500	0.90	35,438	35,438	-

Performance rights issued during prior years, that lapsed during the financial year ending June 30, 2022

	Number of Performance Rights issued	Valuation per Class A (cents)	Total fair value of Class A Performance Rights A$	Expense accounted for in 2021 A$	Expense accounted for during for in 2022 A$
Dr. Lindsay Wakefield	3,750,000	0.77	28,875	9,625	4,010
Dr. Jerzy Muchnicki	6,250,000	0.77	48,125	16,042	6,684
Mr. Peter Rubinstein	5,000,000	0.77	38,500	12,833	5,347
Total	15,000,000		115,500	38,500	16,041

No Performance Rights were cancelled/forfeited during the years ended June 30, 2023 and June 30, 2022.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

26. SHARE BASED PAYMENTS (cont.)

Performance rights issued during prior years, that lapsed during the financial year ending June 30, 2022

	Number of Performance Rights issued	Valuation per Class A (cents)	Total fair value of Class A Performance Rights A$	Expense accounted for in 2021 A$	Expense accounted for during for in 2022 A$
Dr. Lindsay Wakefield	3,750,000	0.77	28,875	9,625	4,010
Dr. Jerzy Muchnicki	6,250,000	0.77	48,125	16,042	6,684
Mr. Peter Rubinstein	5,000,000	0.77	38,500	12,833	5,347
Total	15,000,000		115,500	38,500	16,041

No Performance Rights were cancelled/forfeited during the years ended June 30, 2023 and June 30, 2022.

(c) Expenses arising from share-based payment transactions

Total expenses arising from share-based payment transactions recognized during the period as part of employee benefit expense and equity raising expenses were as follows:

	2023	2022	2021
	A$	A$	A$
Kentgrove options issued	-	-	16,667
Warrants to be issued H.C. Wainwright, subject to shareholder approval	134,956	-	-
Performance rights issued	125,500	436,119	622,725
Reversal of forfeited Performance Rights	-	-	-
Options issued under employee option plan	-	1,389	75,186
Total expenses arising from share-based payments	260,456	437,508	714,578

27. CAPITAL COMMITMENTS

There were no significant contracted capital expenditures at the end of the reporting periods ending June 30, 2021, 2022 & 2023.

28. AUDITORS’ REMUNERATION

	2023 A$	2022 A$	2021 A$
Audit and assurance services
PricewaterhouseCoopers in respect of:
Audit (1)	-	20,000	72,500
Audit related fees (2)	-	-	-
All other fees (3)	-	-	-
Grant Thornton Audit Pty Ltd in respect of:
Audit (1)	320,569	241,882	168,333
Audit related fees (2)	-	-	-
All other fees (3)	-	30,000	65,000
Other audit firms in respect of:
Audit of the Financial Reports of subsidiaries	-	-	-
Total remuneration in respect of audit services	320,569	291,882	305,833

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

28. AUDITORS’ REMUNERATION (cont.)

(1)	Audit fees consist of services that would normally be provided in connection with statutory, half year review, and regulatory filings or engagements, including services that generally only the independent accountant can reasonably provide.

(2)	Audit related fees consist of fees billed for assurance and related services that generally only the statutory auditor could reason- ably provide to a client.

(3)	All other fees consist of fees billed for financial and information technology due diligence services in respect of the Company’s acquisition of the business and assets associated with the EasyDNA brand that completed on August 13th, 2021.

29. RELATED PARTY DISCLOSURES

Ultimate parent

Genetic Technologies Limited is the ultimate Australian parent company. As at the date of this Report, no shareholder controls more than 50% of the issued capital of the Company.

Transactions within the Company and with other related parties

During the financial years ended June 30, 2023, 2022 and 2021, other than compensation paid to directors and other members of key management personnel, see “Item 6.B Compensation”, the only transactions between entities within the Company and other related parties are as listed below. Except where noted, all amounts were charged on similar to market terms and at commercial rates.

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

During the financial year ending June 30, 2021, the Board has approved for the following Performance Rights to be issued to the Chief Executive Officer and Chief Operating Officer:

●	60,000,000 Class D Performance Rights to Mr. Simon Morris
●	3,937,500 Class E Performance Rights to Mr. Stanley Sack

Mr. Stanley Sack exercised his performance rights during the financial year ending June 30, 2022.

During the financial year ending June 30, 2022, the Board has approved for the following Performance Rights to be issued to the Key Management Personnel below:

●	40,000,000 Performance Rights to Mr. Michael Tonroe
●	20,000,000 Performance Rights to Mr. Carl Stubbings
●	20,000,000 Performance Rights to Mr. Kevin Camilleri

The performance rights issued to Mr. Michael Tonroe were forfeit during the 2023 financial year following his resignation.

The Company has accounted for these Performance Rights in accordance with its accounting policy for share-based payment transactions and has recorded A$125,500 (2022: A$437,508 & 2021: A$622,725) of associated expense in the reporting period.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

29. RELATED PARTY DISCLOSURES (cont.)

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

During the reporting period, the Company had not transacted with The CFO Solution towards provision of overall CFO, accounting and other finance related activities (2022: A$91,615 & 2021: A$224,971).

Mr. Stanley Sack (former Chief Operating Officer)

On May 18, 2020, the Company appointed Mr. Stanley Sack who provides consulting in the capacity of Chief Operating Officer. Mr. Sack has spent 15 years in large listed entities in executive positions managing large business divisions. He has worked with a high-net- worth family managing all their operating businesses and private equity activities. Mr. Sack built an Allied Health Business in the aged care and community care space which became the biggest Mobile Allied Health Business in Australia, and was recently sold to a large medical insurance company.

During the reporting period, the Company had not transacted with Mr. Stanley Sack’s entity Cobben Investments towards provision of consulting services in relation to provision of duties related to Chief Operating Officer of the Company (2022: A$107,187 & 2021: A$143,172).

Mr. Peter Rubinstein (Non-Executive Director and Chairman)

During the financial year ended June 30, 2020, the Board approved to obtain consulting services in relation to capital raises, compliance, NASDAQ hearings and investor relations from its Non-Executive Director and current Chairman, Mr. Peter Rubinstein. The services procured were through Mr. Peter Rubinstein’s associate entity ValueAdmin.com Pty Ltd and amounted to A$60,000 (2022: A$60,000 & 2021: A$60,000) that is included as part of the cash salary and fees in the remuneration report as at June 30, 2023.

Dr. Jerzy Muchnicki (Non-Independent Non-Executive Director)

During the financial year ended June 30, 2022, the Board approved to obtain consulting services in relation to PRS and Germline Integration; Epigenetics; Somatic Testing; NIPT; Carrier testing and related marketing advice from its Non-Independent Non-Executive Director, Dr. Jerzy Muchnicki. The services procured were through Dr. Jerzy Muchnicki’s private consultancy and amounted to A$50,000 (2021: Nil) that is included as part of the cash salary and fees in the remuneration report.

There were no transactions with parties related to Key Management Personnel during the year other than that disclosed above.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

29. RELATED PARTY DISCLOSURES (cont.)

Details of Directors and Key Management Personnel as at balance date

Directors

●	Mr. Peter Rubinstein (Independent Non-Executive & Chairman)
●	Dr. Jerzy Muchnicki (Non-Independent Non-Executive)
●	Dr. Lindsay Wakefield (Independent Non-Executive)
●	Mr. Nicholas Burrows (Independent Non-Executive)

Key Management Personnel (KMPs)

●	Mr. Simon Morriss (Chief Executive Officer) (appointed 1 February 2021)
●	Dr. Richard Allman (Chief Scientific Officer) (ceased full-time employment 6 October 2022, then appointed consulting Scientific Advisor)
●	Mr. Tony Di Pietro (Chief Financial Officer) (appointed 28 November 2022)
●	Mr. Mike Tonroe (Chief Financial Officer) (appointed 15 June 2021, resigned on 28 November 2022)
●	Mr. Phillip Hains (Chief Financial Officer) (July 15, 2019 to 15 June 2021)
●	Mr. Stanley Sack (former Chief Operating Officer) (May 18, 2020 to April 30, 2022)
●	Mr. Kevin Camilleri (Chief Executive Officer of EasyDNA) (appointed August 16, 2021)
●	Mr. Carl Stubbings (Chief Commercial Officer) (appointed September 1, 2021)

	2023 A$	2022 A$	2021 A$
Remuneration of Key Management Personnel
Short-term employee benefits	1,529,124	1,894,413	1,035,302
Post-employment benefits	113,511	125,822	79,042
Share-based payments	253,453	387,046	650,911
Other long-term benefits	10,978	4,797	4,589
Termination benefits	-	-	-
Total remuneration of Key Management Personnel	1,907,066	2,412,078	1,769,844

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

30. SUBSIDIARIES

The following diagram is a depiction of the Company structure as at June 30, 2023.

	Incorporation	Company interest (%)		Net carrying value (A$)
Name of Company	details	2023	2022	2023	2022
Entities held directly by parent
GeneType Pty. Ltd. (Dormant)	September 5, 1990 Victoria, Australia	100%	100%	-	-
Genetic Technologies Corporation Pty. Ltd. (Genetic testing)	October 11, 1996 NSW, Australia	100%	100%	2	2
Gene Ventures Pty. Ltd. (1) (Dormant)	March 7, 2001 NSW, Australia	100%	100%	10	10
GeneType Corporation (Dormant)	December 18, 1989 California, U.S.A.	100%	100%	-	-
geneType Inc. (2) (formerly Pheno- gen Sciences Inc.)	June 28, 2010 Delaware, U.S.A.	100%	100%	11,006	11,006
Hainan Aocheng Genetic Technolo- gies Co Ltd	March 18, 2019 Hong Kong, China	100%	100%	-	-
Genetic Technologies HK Ltd	March 18, 2019 Hong Kong, China	100%	100%	-	-
Helix Genetics Limited	July 7, 2021 Malta	100%	100%	1,910	-
Genetype UK Limited	April 26, 2022 United Kingdom	100%	100%	176	-
Total carrying value				13,104	11,018

(1)	On 26 April 2018, the name of RareCellect Pty Ltd (ACN 096 135 9847) was changed to Gene Ventures Pty Ltd (ACN 096 135 947)
(2)	On 3 April 2023, the name of Phenogen Sciences Inc. was changed to geneType Inc.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

31. FINANCIAL RISK MANAGEMENT (cont.)

Exposure

The Company’s exposure to foreign currency risk at the end of the reporting period, expressed in Australian dollar, was as follows:

	June 30, 2023				June 30, 2022
	USD	CAD	EUR	GBP	USD	CAD	EUR
	A$	A$	A$	A$	A$	A$	A$
Cash at Bank / on hand	1,296,082	10,766	100,369	41,858	3,299,787	3,318	199,758
Trade and other receivables	611,193	11,252	17,690	26,376	606,075	-	16,033
Trade and other payables	(455,167)	(3,795)	(151,327)	(31,441)	(412,511)	(1,652)	(46,790)

Sensitivity

As shown in the table above, the Company is primarily exposed to changes in USD/AUD exchange rates. The sensitivity of profit or loss to changes in the exchange rates arises mainly from USD denominated financial instruments.

The Company has conducted a sensitivity analysis of its exposure to foreign currency risk. Based on the financial instruments held as at June 30, 2023, had the Australian dollar weakened/strengthened by 3.65% (2022: 8.3%) against the USD with all other variables held constant, the Company’s post-tax loss for the year would have been A$52,988 lower/higher (2022: A$289,607 lower/higher).

●	USD: 3.65% (2022: 8.3%)

The Company is less sensitive to movements in the AUD/USD exchange rates in 2023 than 2022 because of the reduced amount of USD denominated cash and cash equivalents. The Company’s exposure to other foreign exchange movements is not material.

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

Contractual maturities of	Less than 6 months	6 – 12 months	Between 1 and 2 years	Between 2 and 5 years	Over 5 years	Total contrac- tual cash flows	Carrying amount (assets)/ liabilities
financial liabilities	A$	A$	A$	A$	A$	A$	A$
At June 30, 2023
Trade and other payables	1,617,333	-	-	-	-	1,617,333	1,617,333
Lease liabilities	158,316	161,154	208,957	21,636	1,817	551,880	532,846
Total	1,775,649	161,154	208,957	21,636	1,817	2,169,213	2,150,179

Contractual maturities of	Less than 6 months	6 – 12 months	Between 1 and 2 years	Between 2 and 5 years	Over 5 years	Total contrac- tual cash flows	Carrying amount (assets)/ liabilities
financial liabilities	A$	A$	A$	A$	A$	A$	A$
At June 30, 2022
Trade and other payables	2,122,379	-	-	-	-	2,122,379	2,122,379
Lease liabilities	133,507	136,250	255,601	163,896	-	689,254	652,526
Total	2,255,886	136,250	255,601	163,896	-	2,811,633	2,774,905

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

At June 30, 2023, if interest rates had changed by +/- 50 basis points from the year-end rates, with all other variables held constant, the Company’s loss for the year would have been A$31,083 lower / higher (2022: loss A$40,369 lower / higher), as a result of higher / lower interest income from cash and cash equivalents and deposits in place.

The exposure to interest rate risks and the effective interest rates of financial assets and liabilities, both recognized and unrealized, for the Company is as follows:

		Floating rate	Fixed rate	Carrying amount	Weighted ave. effective rate	Ave. maturity Period
	Year	A$	A$	A$	%	Days
Financial assets
Cash at bank / on hand	2023	1,516,646	6,334,551	7,851,197	4.46	At call
	2022	1,971,827	9,759,498	11,731,325	1.31	At call
Bonds / deposits	2023	-	17,440	17,440		At call
	2022	-	13,257	13,257	-	At call
Totals	2023	1,516,646	6,351,991	7,868,637
	2022	1,971,827	9,772,755	11,744,582
Financial liabilities
Borrowings	2023	-	-	-	-	-
	2022	-	-	-	-	-
Leases	2023	-	532,846	532,846	4.77%	-
	2022	-	652,526	652,526	4.55%	-
Totals	2023	-
	2022	-	652,526	652,526

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

32. CAPITAL MANAGEMENT

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

(b) Dividends

No dividends were declared or paid to members for the year ended June 30, 2023 (2022: nil). The Company’s franking account balance was nil at June 30, 2023 (2022: nil).

33. PARENT ENTITY FINANCIAL INFORMATION

The individual financial statements for the parent entity show the following aggregate amounts:

	2023 A$	2022 A$	2021 A$
Statement of Financial Position
Current assets	10,035,224	5,022,689	21,809,918
Non-current assets	4,237,344	5,815,118	2,011,338
Total assets	14,272,568	10,837,807	23,821,256
Current liabilities	2,841,919	2,270,626	1,317,378
Non-current liabilities	314,999	589,745	7,694,668
Total liabilities	3,156,918	2,860,371	9,012,046

Shareholders’ equity
Share Capital	161,342,707	155,138,636	153,574,974
Other reserves	(117,131)	(117,131)	(117,131)
Share-based payment	3,917,101	8,937,157	8,499,649
Accumulated losses	(154,027,027)	(155,981,226)	(147,148,282)

Total Equity	11,115,650	7,977,436	14,809,210

Loss for the year	(3,697,316)	(8,833,064)	(1,601,672)

For the year ended June 30, 2023, A$30,956,037 impairment loss previously recognized on intercompany loan balances between the parent and its subsidiaries was reversed (2022: Nil, 2021: A$4,482,965 recognized as impairment loss reversal). The parent entity forgave loan balances with subsidiaries representing A$26,072,596 during the year.

34. CONTINGENT LIABILITIES AND CONTINGENT ASSETS

The Company is not aware of any contingent liabilities as at June 30, 2023 (2022: There were no contingent liabilities or assets).

35. SUBSEQUENT EVENTS

At the date of this report there have been no matters or circumstances that have arisen since the end of the period which significantly, or may significantly affect:

–	The Company’s operations in future years;
–	The results of those operations in future years; or
–	The Company’s state of affairs in future years.

Australian Disclosure Requirements

All press releases, financial reports and other information are available using the stock code GTG on the Australian Securities Exchange website: www2.asx.com.au

