Form 20-F
period 2024-06-30
GENETIC TECHNOLOGIES LTD
filed 2024-09-30
CIK 1166272

Commission file number 000-51504

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EX- CHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended June 30, 2024

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EX- CHANGE ACT OF 1934

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

Securities registered or to be registered pursuant to Section 12(g) of the Act: American Depositary Shares, each representing 30 Ordinary Shares.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. There were 132,217,246 Ordinary Shares outstanding as of June 30, 2024.

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

We have incurred operating losses in every year since the year ended June 30, 2011. As at June 30, 2024, the Company had accumulated losses of A$166,376,076 and the extent of any future losses and whether or not the Company can generate profits in future years remains uncertain. The Company currently does not generate sufficient revenue to cover its operating expenses. On July 26, 2024 the Company announced that it was restructuring its operating model in order to significantly reduce ongoing operating losses and cash outflows. As part of the restructure the Company will be transitioning to a capital light operating model under which activities such as R&D and new product development, IP creation, laboratory testing, and the introduction of predictive genetic testing products that previously had been carried out in-house, would be variously ceased, outsourced and/or undertaken through partnering. Going forward the focus of the Company would be on growing revenues in its EasyDNA and AffinityDNA business, and commercialization of geneType in the U.S. through strategic partnerships. If we fail to generate sufficient revenue and eventually become profitable, or if we are unable to fund our continuing losses by raising additional financing when required, our shareholders could lose all or part of their investments.

We may not be successful in expanding our revenues, and therefore improving operational profitability, of the recently acquired EasyDNA and AffinityDNA businesses or achieve significant commercial sales of the portfolio to our next generation of geneType risk assessment tests.

We believe that our future success is dependent upon our ability to grow revenues from our existing product offerings and to successfully introduce and sell our newly developed products including our innovative hereditary breast and ovarian cancer test, launched in November 2023, and the geneType Comprehensive Risk Assessment Test launched in March 2024  . Although we believe that we now have world class products that are poised to be an important part of making predictive genetic testing a mainstream healthcare activity, we may not be successful in transitioning from our existing products to these products, and there can be no assurance that the demand for these new products will develop. Furthermore, we plan to introduce our new products to healthcare providers through a global network of distribution partners instead of through our own sales force. Although we believe that we are building worthwhile sales and distribution relationships with experienced distribution firms, there can be no assurance that we will be able to enter into distribution arrangements on terms satisfactory to us, and that our marketing strategy will be successful and result in significant revenues.

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

We face additional risks as a result of the EasyDNA and AffinityDNA acquisitions. We may be unable to integrate our businesses successfully and realize the anticipated synergies and related benefits of these acquisitions or do so within our anticipated timeframes. Including:

●	difficulties in integrating and managing the combined operations of EasyDNA and AffinityDNA, and realizing the anticipated economic, operational, and other benefits in a timely manner, which could result in substantial costs and delays or other operational, technical, or financial problems;
●	disruptions to the EasyDNA and AffinityDNA businesses and their operations and relationships with service providers and other third parties;
●	loss of key employees of EasyDNA and AffinityDNA and other challenges associated with integrating new employees into our culture, as well as reputational harm if integration is not successful;
●	diversion of management time and focus from operating our business to addressing the EasyDNA and AffinityDNA operations integration challenges;
●	diversion of significant resources from the ongoing development of our existing products, services, and operations;
●	failure to successfully realize our intended business strategy;
●	increase in the operating losses that we expect to incur in future periods;
●	regulatory complexities of integrating or managing the combined operations or expanding into other industries or parts of the healthcare industry;
●	regulatory developments or enforcement trends focusing on corporate practice of medicine;
●	greater than anticipated costs related to the integration of the EasyDNA and AffinityDNA businesses and operations;
●	increase in compliance and related costs associated with the addition of a regulated business;

●	responsibility for the liabilities of EasyDNA and AffinityDNA, including those that were not disclosed to us or exceed our estimates, as well as, without limitation, liabilities arising out of their failure to maintain effective data protection and privacy practices controls and comply with applicable regulations; and
●	potential accounting charges to the extent intangibles recorded in connection with the EasyDNA and AffinityDNA acquisitions, such as goodwill, trademarks, client relationships, or intellectual property, are later determined to be impaired and written down in value.

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

If our sole laboratory partner’s facility becomes inoperable, we may be unable to perform our tests and our business will be harmed.

We have been heavily reliant upon our sole laboratory facilities in Melbourne, Australia, which has been certified under the U.S. CLIA. Our current lease of laboratory premises expires February 28, 2025. To mitigate this risk and to provide expanded testing capacity and flexibility, in June 2024 we formed a partnership with Gene By Gene (GbG), a premier specialty genetic laboratory based in Houston, Texas. GbG’s state-of-the -art, highly accredited facility (CLIA, CAP, AABB and CDPH licensed) has the ability to process more than 25,000 tests per month greatly increasing geneType’s operational capacity. The initial focus of the partnership was to focus on testing and proving the solution in North America. On July 26, 2024 we announced that as part of the restructure of GTG all geneType testing would be moved to GbG, following the success of testing for the North America market. Once we close our Melbourne laboratory facility we will be reliant on GbG to perform our tests, maintain our CLIA and other required certifications or licences. If we were to lose our CLIA certification or other required certifications or licenses, or if the GbG facility is harmed or rendered inoperable by natural or man-made disasters, including flooding and power outages, it will be difficult or impossible for us to perform our tests for some period of time. The inability to perform our tests or the backlog of tests that could develop if our GbG’s facility is inoperable for even a short period of time may result in the loss of customers or harm our reputation, and we may be unable to regain those customers in the future.

As we no longer will have our own facility we will rely on third parties, that have the required facilities and with established state licensure and CLIA accreditation, to perform our tests. As part of the transition to GbG we have evolved our geneType solution, systems and processes to be able to integrate with third party laboratories providing increased flexibility. However, we cannot assure you that we would be able to find another CLIA certified facility willing to comply with the required procedures, that this laboratory would be willing to perform the tests on commercially reasonable terms, or that it would be able to meet our quality standards in place of GbG should it be required. In order to re-establish a replacement clinical reference laboratory facility, we would have to spend considerable time and money securing adequate space, constructing the facility, recruiting and training employees, and establishing the additional operational and administrative infrastructure necessary to support a second facility. We may not be able, or it may take considerable time, to replicate our testing processes or results in a new facility. Additionally, any new clinical reference laboratory facility would be subject to certification under CLIA and licensing by several states, including California and New York, which could take a significant amount of time and result in delays in our ability to begin operations.

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

As of June 30, 2024, our Chief Executive Officer and Chief Financial Officer assessed the effectiveness of our internal control over financial reporting. We did not identify any material weakness in our internal control over financial reporting during the year. However, we cannot assure you that the measures we have taken to date, and actions we may take in the future, will be sufficient to prevent potential future material weaknesses.

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

On July 17, 2023, the Company received notification from The Nasdaq Stock Market LLC that it is not in compliance with the minimum bid price requirement of Nasdaq Listing Rule 5550(a)(2) for continued listing on the Nasdaq Capital Market, since the closing bid price for the Company’s American Depositary Shares (ADS) on the Nasdaq Capital Market was below US$1.00 for 34 consecutive trading days. Nasdaq Listing Rule 5550(a)(2) requires the ADS to maintain a minimum bid price of US$1.00 per share (the “Minimum Bid Requirement”), and Nasdaq Listing Rule 5810(c)(3)(A) provides that failure to meet such requirement exists if the deficiency continues for a period of 30 consecutive business days. The Notification has no immediate effect on the listing of the Company’s ADS on the Nasdaq Capital Market. Under Nasdaq Listing Rule 5810(c)(3)(A), the Company has a period of 180 calendar days from the date of Notification, which was July 17, 2023, to regain compliance with the minimum bid requirement, during which time the ADS will continue to trade on the Nasdaq Capital Market. The deficiency was cured in December 2023 following the share consolidation of all classes of the Company’s securities, including ordinary shares at a ratio of one (1) for every parcel of one hundred securities held, such that each hundred ordinary shares of the Company would be combined into one ordinary share of the Company (the “Local Consolidation”). In connection with the Local Consolidation, the Company also simultaneously adjusted its ADS Ratio from the then-existing ratio of one ADS representing 600 ordinary shares to one ADS representing 30 ordinary shares (the “Ratio Change”). Both the Local Consolidation and the Ratio Change became effective at the open of trading on December 14, 2023.

On November 22, 2023, we held our 2023 Annual General Meeting of shareholders (the “2023 Annual Meeting”). At the 2023 Annual Meeting, our shareholders approved a share consolidation of all classes of securities, including ordinary shares at a ratio of one (1) for every parcel of one hundred securities held, such that each hundred ordinary shares of the Company would be combined into one ordinary share of the Company (the “Local Consolidation”). In connection with the Local Consolidation, the Company also simultaneously adjusted its ADS Ratio from the then-existing ratio of one ADS representing 600 ordinary shares to one ADS representing 30 ordinary shares (the “Ratio Change”). Both the Local Consolidation and the Ratio Change became effective at the open of trading on December 14, 2023. Our ordinary shares continue to be traded on the ASX, under the symbol “GTG.” The ADSs continue to be traded on The Nasdaq Stock Exchange under the symbol “GENE”.

On the effective date of the Ratio Change, ADS holders were required on a mandatory basis to surrender their old ADSs to the depository for cancellation and exchange at a rate of one “new” ADS (CUSIP 37185R406) for every five “old” ADSs (CUSIP 37185R307) surrendered. Holders of ADSs in the Direct Registration System or in brokerage accounts had their ADSs automatically exchanged with no further action. No fraction of an ADS was issued.

On April 18, 2024, we entered into a definitive agreement (the “Purchase Agreement”) with institutional investors providing for the issuance of 16,800,000 ordinary shares represented by 560,000 ADSs, and (ii) pre-funded warrants to purchase up to an aggregate 13,200,000 ordinary shares represented by 440,000 ADSs, in a registered direct offering at an offering price of $2.00 per ADS and $1.999 per pre-funded warrant, for aggregate gross proceeds of approximately $2 million. Each pre-funded warrant is exercisable for one ADS at an exercise price of $0.001 per share. The pre-funded warrants are immediately exercisable and may be exercised at any time until all of the pre-funded warrants are exercised in full. The offering closed on April 22, 2024. In addition, under the Purchase Agreement, the investors received unregistered warrants to purchase up to an aggregate of 30,000,000 ordinary shares represented by 1,000,000 ADSs at an exercise price of $2.00 per ADS (the “Private Placement”). The warrants will be immediately exercisable and will expire five years following the date of issuance. The warrants may be exercised on a cashless basis if there is no effective registration statement registering the ADSs underlying the warrants.

On August 23, 2024, the company received notification from The   Nasdaq Stock Market LLC that it is not in compliance with the minimum bid price requirement of Nasdaq Listing Rule 5550(a)(2) for continued listing on the Nasdaq Capital Market, since the closing bid price for the company’s American Depositary Shares (ADS) on the Nasdaq Capital Market was below US$1.00 for 30 consecutive trading days. Under Nasdaq Listing Rule 5810(c)(3)(A), the company has a period of 180 calendar days from the date of Notification to regain compliance with the minimum bid requirement, during which time the ADS will continue to trade on the Nasdaq Capital Market. If at any time before February 19, 2025, the bid price of the ADS closes at or above US$1.00 per ADS for a minimum of 10 consecutive business days, the Company will regain compliance with the Minimum Bid Requirement.

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

We may lose our foreign private issuer status in the future, which could result in significant additional cost and expense. While we currently qualify as a foreign private issuer, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter and, accordingly, our next determination will be made on December 31, 2024. In the future, we would lose our foreign private issuer status if we to fail to meet the requirements necessary to maintain our foreign private issuer status as of the relevant determination date. For example, if 50% or more of our securities are held by U.S. residents and more than 50% of our senior management or directors are residents or citizens of the United States, we could lose our foreign private issuer status. The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly more than costs we incur as a foreign private issuer. If we are not a foreign private issuer, we will be required to file periodic reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive in certain respects than the forms available to a foreign private issuer. We would be required under current SEC rules to prepare our financial statements in accordance with U.S. GAAP rather than IFRS, and modify certain of our policies to comply with corporate governance practices required of U.S. domestic issuers. Such conversion of our financial statements to U.S. GAAP would involve significant time and cost. In addition, we may lose our ability to rely upon exemptions from certain corporate governance requirements on U.S. stock exchanges that are available to foreign private issuers such as the ones described above and exemptions from procedural requirements related to the solicitation of proxies.

As a result of being a U.S. public company, we are subject to additional regulatory compliance requirements, including Section 404, and if we fail to maintain an effective system of internal controls, we may not be able to accurately report our financial results or prevent fraud.

Pursuant to Section 404, our management will be required to assess and attest to the effectiveness of our internal control over financial reporting in connection with issuing our consolidated financial statements as of and for the fiscal year ending June 30, 2024. Section 404 also requires an attestation report on the effectiveness of internal control over financial reporting be provided by our independent registered public accounting firm beginning with our annual report following the date on which we are no longer a non-accelerated filer. The cost of complying with Section 404 will significantly increase and management’s attention may be diverted from other business concerns, which could adversely affect our results. We may need to hire more employees in the future or engage outside consultants to comply with these requirements, which will further increase expenses. If we fail to comply with the requirements of Section 404 in the required timeframe, we may be subject to sanctions or investigations by regulatory authorities, including the SEC and Nasdaq. Furthermore, if we are unable to attest to the effectiveness of our internal control over financial reporting, we could lose investor confidence in the accuracy and completeness of our financial reports, and the market price of our ordinary shares and ADSs could decline. Failure to implement or maintain effective internal control over financial reporting could also restrict our future access to the capital markets and subject each of us, our directors and our officers to both significant monetary and criminal liability. In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expense and a diversion of management’s time and attention from revenue generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may initiate legal proceedings against us and our business, financial position, results and prospects may be adversely affected.

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

Based on the nature and composition of our income, assets, activities and market capitalization, we believe that we were classified as a PFIC for our taxable year ended June 30, 2024. However, our PFIC status is based on an annual determination that is subject to a number of uncertainties and may change from year to year. Our PFIC status will depend on the composition of our income (including with respect to the R&D Tax Credit) and the composition and value of our assets, which may be determined in large part by reference to the market value of the ADSs and our Ordinary Shares, which may be volatile, from time to time. Our status may also depend, in part, on how quickly we utilize the cash we raise in any offering of our securities. There can be no assurance that we will not be considered a PFIC in any past, current or future taxable year, and our U.S. counsel expresses no opinion regarding our conclusions or our expectations regarding our PFIC status.

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

On July 26, 2024 the Company announced that it was restructuring its operating model in order to significantly reduce ongoing operating losses and cash outflows. As part of the restructure the Company will be transitioning to a capital light operating model under which activities such as R&D and new product development, IP creation, laboratory testing, and the introduction of predictive genetic testing products that previously had been carried out in-house, would be variously ceased, outsourced and/or undertaken through partnering. Going forward the focus of the Company would be on growing revenues in its EasyDNA and AffinityDNA business, and commercialization of geneType in the U.S. through strategic partnerships.

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

During the 2024 financial year the Company continued to refine existing, and develop other, risk assessment tests across a range of diseases, including:

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

On April 11, 2024 the Company announced it was establishing a clinical implementation study with breast imaging centers across New York, Miami and Houston. This initiative will pilot the integration of the geneType test into breast imaging centers, assisting in the streamlining of care that is currently fragmented.

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

In sporadic colorectal cancer, no single gene mutation is causal of disease. Rather, common DNA variations or SNPs, each contribute a small but measurable risk of developing disease. ‘geneType for Colorectal Cancer’ analyses a patient’s DNA for more than 40 SNPs that have been clinically validated in their association with colorectal cancer. By combining the effects of all of these SNPs into a single polygenic risk score (PRS), ‘geneType for Colorectal Cancer’ will provide a superior risk stratification over standard risk assessments that incorporate only clinical factors

‘geneType for Colorectal Cancer’ is clinically validated for men and women of 30 years of age or older and for individuals of Caucasian descent. .. The Company intends to provide updates as it continuously improves its tests and add fully validated models for additional ethnicities.

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

In March 2023 the Company announced that the geneType multi-risk test had been expanded to include three new diseases: Melanoma, pancreatic cancer, and Atria Fibrillation, taking the total number of diseases covered by the test to nine. Centers for Medicare & Medicaid (CMS approved the sue of the test for U.S. customers in March, which was followed by the approval of the test for the Australian market in September 2023 by the National Association of Testing Authority (NATA).

In March 2024, the Company announced the development of the Company’s; most advanced risk assessment test for serious diseases, building on the success of the Comprehensive Hereditary Breast and Ovarian Cancer Test (HBOC) test. Based on our extensive industry experience and expertise we are not aware of any other organization that is able to offer a test that includes the detection of the genes noted and includes PRS and the clinical factors of our test, making this latest innovation will be a world first; including over 200 high penetrant genes to unlock the hereditary disease risk to its current multi-test associated with the most common cancers, cardiovascular disease, and type 2 diabetes. This ground-breaking innovation enables doctors to identify nearly 100% of people at risk if disease going beyond family history.

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

In November 2023, the Company announced its plans to launch its three brands EasyDNA, AffinityDNA, and geneType, via the United Kingdom (U.K.) pharmacy channel in April 2024. The U.K. National Pharmacy Association is driving an initiative to make home testing accessible in Pharmacy versus General Practice.

The Company has a strong ‘whole of life’ portfolio of high-quality products both in the market and under development and a substantial international platform for the distribution of the direct-to-consumer products.

New precision oncology tests

In April 2024, the Company announced the establishment of a precision oncology division and a portfolio of new diagnostic tests under its geneType precision oncology brand. The tests will provide information to medical oncologists, helping to determine which therapies will have the most efficacious impact in treating a range of cancers. This follows the announcement in September 2023 of a partnership with Gold Coast Private Hospital to carry out a precision medicine pilot study utilizing GTGs geneType Multi-test assessment and Pharmacogenomics (Gx) tests.

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

In September 2023, the Company announced it was commencing its Environmental, Social and Governance (ESG) reporting with the development of a baseline report addressing 21 core metrics set by the World Economic Forum (WEF) in their standardized and globally recognized Stakeholder Capitalism Metrics ESG Framework. This is a first step in the Company’s ESG reporting evolution that will include quarterly review of the baseline report, with improvements to come as our experience grows.

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

In May 2024, the Company announced the execution of a strategic joint sales and marketing agreement with U.S. based Wellworks for You, Inc. (Wellworks). As part of the agreement, Wellworks will incorporate the geneType portfolio of tests into its fully flexible, scalable employee wellness solutions for organisations and businesses across the U.S., providing direct access to 750 employer groups and more than two million lives covered.

In June 2024, the Company announced a major distribution agreement with Stayhealthy, Inc., a leader in health and wellness technology. The partnership will bring geneType’s innovative Multi-risk Tests to a broader audience in the online pharmacy channel across North America. Stayhealthy is at the forefront of integrating technology with health solutions. Their FDA-cleared technologies have ebale users to measure, track and improve their health outcomes. In 2023, Stayhealthy launched an online pharmacy with 1.5 million users as well they have a database with over 200 million U.S. email addresses to promote this new offering.

In June 2024, the Company announced expanded U.S. testing capacity through the establishment of a partnership with Gene By Gene (GbG), a premier specialty genetic laboratory based in Houston, Texas, a state-of-the-art, highly accredited laboratory (CLIA, CAP, AABB, and CDPH licensed). GbG has the capacity to process up to 25,000 tests per month, greatly expanding geneType’s operational capacity in North America.

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

Research & Development Projects

During the year ended June 30, 2024, the Company supported the following research and development programs, details of which are provided below:

●	Breast Cancer Risk Assessment Test (geneType for Brest Cancer)
●	Colorectal Cancer Risk Assessment Test (geneType for Colorectal Cancer)
●	Research Agreement executed with Memorial Sloan Kettering New York
●	Research collaboration with The University of Melbourne (this collaboration included melanoma and prostate risk assessments as well)
●	Research collaboration with Ohio State University
●	Research collaboration with Washington University in St Louis
●	research collaboration with Harvard University
●	Expanded range of other cancer and disease target predictive risk assessment tests

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

We fund a 3-way fellowship position with Jon Emery and John Hopper (add their positions and credentials) to further the implementation of breast cancer risk assessment. Our scientists are co-investigators on MRFF grants led by Jon Emery to further the implementation of multi-risk stratification in the GP setting. Our lab is the contract lab processing specimen for studies led by Jon Emery.

Research Collaboration Memorial Sloan Kettering New York (MSK)

In early 2017, the Company’s U.S. subsidiary entered into a Research Agreement with Memorial Sloan Kettering Cancer Center of New York and the University of Cambridge. This collaborative research study is to be led by Mark Robson, MD, Chief of the Breast Medicine Service at Sloan Kettering. The study is intended to assess whether the provision of individual risk information informed by a polygenic risk score reduces decisional conflict among BRCA mutation carriers considering preventive surgery.

The Company believes this collaboration will benefit its engagement and collaboration with high profile cancer genetics researchers who are at the forefront of risk assessment research, and by providing us with data that may potentially be beneficial in developing additional risk assessment products.

Research Collaboration with Harvard University

The research collaboration work at Harvard University is with Bernard Rosner and the Nurses’ Health Study to cross validate the ovarian risk model.

Research Collaboration with Ohio State University

The research collaboration work with Mandy Toland at Ohio State University is also a BRCA-modifier study, similar to the MSK study.

Research Collaboration with Washington University

The research collaboration work with Graham Colditz and a small internal cohort of Black women with and without breast cancer at Washington University is to assess the performance of risk assessment.

Medical Research Future Fund Grant (MRFF)

On September 11, 2023, the Company announced that it had been named National Research Partner for a MRFF Genomics Health Futures Mission Grant which was awarded to a group of renowned national and international research and charity organizations. The grant will provide funding for the CASSOWARY Trial: a randomized controlled trial of the clinical utility and cost-effectiveness of a multi-cancer polygenic risk score in general practice. The Cassowary Trial is a collaboration between international investigators from GTG (Industry partner), University of Melbourne and Queen Mary University of London, The Royal Melbourne Hospital, Royal Marsden NHS Foundation Trust, and the Daffodil Centre.

Gold Coast Private Hospital precision oncology pilot study

On September 28, 2023 the Company announced a partnership with the Gold Coast Private Hospital (GCPH) to establish a Precision Medicine Clinic at the Hospital. The partnership will be initiated with a 50-patient pilot study using geneType Multi-risk test combined with Pharmacogenomics (PGx) tests provide a comprehensive wellness profile for GCPH patients. GCPH is part of Healthscope, Australia’s only national private hospital operation and healthcare provider with a network of 38 hospitals that service every state and territory and over 19,000 employees.

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

Dividends

No dividends were paid during the course of the fiscal year ended June 30, 2024. There are no dividends or distributions recommended or declared for payment to members, but not yet paid, during the year.

Item 4.C Organizational Structure

The diagram below shows the Company’s organizational structure as of the date of this Annual Report. All of the Company’s subsidiaries in the chart below are wholly owned.

Genetic Technologies Limited
Helix Genetics Limited (EasyDNA)
geneType Inc. (formerly known as Phenogen Sciences Inc.)
Genetic Technologies Corporation Pty Ltd
Genetype UK Ltd
DORMANT
GeneType Corporation Inc
Genetic Technologies HK Ltd
GeneVentures Pty Ltd
GeneType Pty Ltd
Hainan Aocheng Gene Technology Co Ltd
Hong Kong
United Kingdom
Australia
United States
Malta

Item 4.D Property, Plant and Equipment

As at date of this Report, the Company has executed four leases in respect of premises occupied by the Company.

Fitzroy, Victoria

The Company rents offices and a laboratory premises at 60-66 Hanover Street, Fitzroy, Victoria, Australia (an inner suburb of Melbourne) from Crude Pty. Ltd. The current lease will expire on February 28, 2025. The total rental charge in respect of the year ended June 30, 2024 was A$241,811 (2023: A$233,634).

Charlotte, North Carolina

GeneType Inc. (formerly named Phenogen Sciences Inc.), the Company’s U.S. subsidiary, rents office premises located at 1300 Baxter Street, Suite 255, Charlotte, North Carolina, U.S. from Midtown Area Partners LLC. The current lease will expire on July 31, 2026. The total rental expense towards the premise for the year ended June 30, 2024 was A$20,722 (2023: A$19,724).

Slacks Creek, Queensland

At June 30, 2024 the Company ended the office lease at Suite 1B/1 Sesame Court, Slacks Creek, Queensland, Australia from Kennedy Family Slacks Creek Pty. Ltd. The total rental charge in respect of the year ended June 30, 2024 was A$32,136 (2023: A$31,335).

Hove, East Sussex

The Company rents office premises located at 60 Lansdowne Place, Hove, East Sussex, United Kingdom from Andrew, Chris & Stephen Tugwell. The current lease will expire on May 30, 2025. The total rental charge in respect of the year ended June 30, 2024 was A$26,842 (2023: A$25,206).

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

The Company’s revenues during its years ended June 30, 2021 and 2020 were generated principally by sales of its ‘geneType for Colorectal Cancer’ and ‘geneType for Breast Cancer’ genetic tests to healthcare providers through a global network of distribution partners and the Company’s website portals. The Company’s revenues during its years ended June 30, 2023 and 2024 were generated principally by sales of its EasyDNA and AffinityDNA branded genetic test products through its international network of proprietary EasyDNA and AffinityDNA branded websites as well as Amazon (AffinityDNA).

Since inception up to June 30, 2024, the Company has incurred A$166,376,077 in accumulated losses. The Company’s losses have resulted principally from costs incurred in research and development, general and administrative and sales and marketing costs associated with its operations. Further losses are anticipated as the Company continues to invest in new genetic testing product research and development, and explore optimal distribution methodologies to commercialize its product offering. Refer to the Financial Statements section in Item 18.

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

Comparison of the year ended June 30, 2024 to the year ended June 30 , 2023

The presentation of the Statement of Profit or Loss and Other Comprehensive Income is in line with the Company management’s monthly reporting of the Group’s results and performance presented to the Board of Directors. For the financial year ended June 30, 2024, the Company reports a total comprehensive loss of A$12,033,485 (2023: A$11,650,334), the result includes a non-cash impairment expense of A$1,332,000 (2023: A$2,125,725).

Revenues from operations

During the 2024 financial year, the Company’s consolidated gross revenues from continuing operations, excluding other revenue, decreased by A$1,021,414 (12%) from A$8,686,118 to A$7,664,784 from the previous year. The decrease in revenue is mainly due to decrease in sales of EasyDNA (A$1,535,740) direct-to-consumer genetic tests as a result of paternity tests being banned in France, loss of rights to animal tests and increased competition. The sales of AffinityDNA increased by A$423,776 from the previous year (A$944,508), following the acquisition of the AffinityDNA business on 14 July 2022.

Finance income

Finance income in the 2024 financial year decreased by A$100,650 (46%) from A$220,161 to A$119,511 when compared to the previous year. The decrease is due to reduced interest income gained from fixed deposits placed during the previous year following the receipt of funds from the capital raised in February 2023.

Other income

Other income in the 2024 financial year increased by A$11,909 (1%) from A$1,836,822 to A$1,848,731 when compared to the previous year. The majority of the Other income recorded for the 2024 financial year is largely the research and development tax incentive refund received from the Australian Taxation Office. Research and development tax incentive income (or “R&D tax credit”) recorded for the 2024 financial year increased $371,189 (23%) to A$1,987,253 (2023: A$1,616,064) due to increasing R&D expenses. The R&D tax incentive is recognized on an accruals basis when realizable. The higher R&D income was almost wholly offset by realized and unrealized foreign exchange losses that were $334,319 higher compared to the prior year.

Raw materials and changes in inventory

The Company’s raw materials and changes in inventory costs in the 2024 financial year decreased by A$574,955 (13%) from A$4,335,265 to A$3,760,310 from the prior financial year. The decrease in raw materials is in line with the decrease in product revenue from EasyDNA experienced during the financial year.

Commissions

Commissions in the 2024 financial year decreased to A$216,414 (2023: A$236,019), the decrease being attributable to commissions paid/payable in respect to agency sales for EasyDNA and AffinityDNA.

Employee benefits expenses

Employee benefits expense in the 2024 financial year increased by A$1,378,041 (22%) to A$7,586,107 during the financial year (2023: A$6,208,066). The increase is largely the result of an expansion of commercialization staff for the geneType test.

Advertising and promotional expenses

Advertising and promotional expenses decreased to A$2,609,315, a 4% decrease from comparative period (2023: A$2,712,353). Part of this decrease is attributable to pay-per-click advertising costs A$1,066,748 (2023: A$1,556,627) for the EasyDNA and AffinityDNA businesses. Additionally, other marketing costs increased to A$1,542,567 in the current financial year against A$1,155,726 in the prior year as the Company expanded the geneType branded genetic tests in the Australian and U.S. markets.

Professional fees

Professional fees decreased by A$75,579 (6%) from A$1,360,640 last year to A$1,285,061 this year. The decrease is mainly related to the decrease of A$138,577 and A$284,794 in legal fees and audit and accounting fees, respectively. These decreases are offset by increase in consulting fees of $A358,687 from $A558,987 last year to A$917,674 this year.

Research and development expenses

Laboratory, research and development costs decreased by A$528,403 (41%) from A$1,281,157 to A$752,754 when compared to the previous year. This category of expenditure includes patent application and annual renewal fees. Laboratory, research and development costs decreased due to reduced professional fees (by A$165,148), patents costs (by A$162,768) and laboratory supplies (by A$246,528).

Depreciation and amortization

Depreciation and amortization expense attributable to the laboratory testing equipment, computer equipment, office equipment, leases amortization and other intangible assets was A$534,888 (2023: A$676,583) (21% decrease). The decrease is due to some fixed assets being completely depreciated before the year end.

Impairment expenses

Impairment expenses decreased to A$1,332,000 for the 2024 financial year (2023: A$2,125,725). Impairment expense is the result of an impairment expense recognized against the goodwill associated with the acquisition of EasyDNA as initial product revenues have not met expectations. The goodwill impairment in the prior year was A$1,845,000 and the balance of the expense recorded for the financial year was the result of additional allowance for un-collectability of certain debtor balances outstanding as at June 30, 2023.

Other expenses

Other expenses decreased by A$165,256 to A$3,521,774 (2023: A$3,687,030) during the financial year. The decrease is mainly related to the decrease of A$208,480 in listing and regulatory fees compared to the prior year.

Finance costs

Finance costs increased to A$51,622 (2023: A$29,515). Finance costs relate to non-cash lease interest charges required to be recognized under accounting standard IFRS. The increase is mainly due to the interest expense A$33,983 associated with the loan to fund the insurance of the group.

Income tax credit

Income tax credit recognized for the financial year was NIL (2023: A$158,329 ). The credit for the prior year mainly related to the recognition of deferred tax assets to offset against the remaining deferred tax liabilities arising from the acquisition of EasyDNA and AffinityDNA’s brands and other identifiable intangible assets.

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

Finance costs

Finance costs increased to A$29,515 (2022: A$15,215). Finance costs relate to non-cash lease interest charges required to be recognized under accounting standard IFRS.

Income tax credit/(expense)

Income tax credit recognized for the financial year was A$158,329 (2022: A$32,125) which mainly relates to the recognition of deferred tax assets to offset against the remaining deferred tax liabilities arising from the acquisition of EasyDNA and AffinityDNA’s brands and other identifiable intangible assets.

Australian Disclosure Requirements

Significant Changes in the State of Affairs

There have been no significant changes within the state of affairs during the year ended June 30, 2024 except as noted in the “Important Corporate Developments” section included in Item 4.A.

Likely Developments and Expected Results of Operations

At the date of the Directors’ Report there are no other matters not already disclosed within the Company’s Directors’ Report and financial statements, and related notes, for the 2024 financial year.

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

Currently the Company’s overall cash position depends on completion of its research and development activities, overall market acceptance of, and revenue generated by, its new genetic testing products. The Company’s cash and cash equivalents were A$1,020,608 as of June 30, 2024.

During the years ended June 30, 2024, 2023 and 2022 the Company incurred total comprehensive losses of A$12,033,485, A$11,650,334 and A$7,103,134, respectively.

During the years ended June 30, 2024, 2023 and 2022 the Company’s net cash flows used in continuing operations were A$9,679,048, A$9,723,095 and A$5,659,456, respectively.

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

Going Concern. For the year ended June 30, 2024, the Company incurred a total comprehensive loss of A$12,033,485 (2023: A$11,650,334) and net cash outflow from operations of A$9,679,048 (2023: A$9,723,095). As at June 30, 2024, the Company held total cash and cash equivalents of A$1,020,608 and total net current assets of A($500,088).

On July 26, 2024 the Company announced that it was restructuring its operating model in order to significantly reduce ongoing operating losses and cash outflows. As part of the restructure the Company will be transitioning to a capital light operating model under which activities such as R&D and new product development, IP creation, laboratory testing, and the introduction of predictive genetic testing products that previously had been carried out in-house, would be variously ceased, outsourced and/or undertaken through partnering. Going forward the focus of the Company would be on growing revenues in its EasyDNA and AffinityDNA business, and commercialization of geneType in the U.S. through strategic partnerships.

The company expects to continue to incur losses and cash outflows for the foreseeable future as it continues to invest resources in research and development activities for geneType risk assessment tests and to invest in the commercialization activities for geneType, EasyDNA and AffinityDNA, via marketing, sales and distribution channels.

The continuing viability of the company and its ability to continue as a going concern, and meet its debts and commitments as they fall due, is dependent on the satisfactory completion of an equity raising forecast for the early part of the 2025 calendar year. The Company does not currently have binding commitments from any party to subscribe for shares and any raise will be subject to maintaining active listing on the NASDAQ exchange as well as compliance with the Group’s obligations under ASX Listing Rule 7.1.

On August 23, 2024, the company received notification from The Nasdaq Stock Market LLC that it is not in compliance with the minimum bid price requirement of Nasdaq Listing Rule 5550(a)(2) for continued listing on the Nasdaq Capital Market, since the closing bid price for the company’s American Depositary Shares (ADS) on the Nasdaq Capital Market was below US$1.00 for 30 consecutive trading days.

Under Nasdaq Listing Rule 5810(c)(3)(A), the company has a period of 180 calendar days from the date of Notification to regain compliance with the minimum bid requirement, during which time the ADS will continue to trade on the Nasdaq Capital Market. If at any time before February 19, 2025, the bid price of the ADS closes at or above US$1.00 per ADS for a minimum of 10 consecutive business days, the Company will regain compliance with the Minimum Bid Requirement.

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

Operating Activities. The Company’s net cash used in operating activities was A$9,679,048, A$9,723,095 and A$5,659,456 for the years ended June 30, 2024, 2023 and 2022, respectively. Cash used in operating activities for each period consisted primarily of losses incurred in operations reduced by non-cash items such as impairment expenses, depreciation and amortization expenses, share based payments expenses, foreign exchange movements and unrealized profits and losses relating to investments. In approximate order of magnitude, cash outflows typically consist of staff-related costs, marketing expenses, service testing expenses, general and administrative expenses, legal/patent fees and research and development costs.

Investing Activities. The Company’s net cash received/(used) in investing activities was A$114,900, A$(311,937) and A$(3,461,163) for the years ended June 30, 2024, 2023 and 2022, respectively. During the year ended June 30, 2023 the Company paid A$486,188 for the acquisition of the AffinityDNA business, representing the first tranche payment due under the acquisition agreement. The purchase of plant and equipment was A$32,967, A$17,552 and A$63,926 in the past 3 financial years, respectively. There were no further significant capital expenditures for the years ended June 30, 2024, 2023 and 2022.

Financing Activities. The Company’s net cash received/(used in) financing activities was A$2,822,393, A$5,919,943, and A$(279,064) for the years ended June 30, 2024, 2023 and 2022, respectively. During the year ended June 30, 2024, the Company generated cash inflows of A$2,577,147 (2023: A$7,172,399) from the issue of Ordinary Shares less costs associated with the transactions of A$534,611 (2023:A$897,797). There were no capital raising during the year ended June 30, 2022. In the 2024 financial year, the Company also received a secured loan of $601,000 from Radium Capital. The loan is secured against the anticipated R&D tax incentive refund for the year ended 30 June 2024 and attracts interest at 1.33% per month. The amount of the loan represents 80% of the estimated R&D tax refund based on qualifying expenditure for the six months to 31 December 2023. The loan plus any interest are payable upon receipt of the Group’s R&D refund. The Company did not have any loans in the prior years.

Leases. The Company has three property leases in place at June 30, 2024. These leases relate to the premises occupied by the Company in Fitzroy, Victoria, Australia, by its U.S. subsidiary, geneType Inc. (formerly Phenogen Sciences Inc.), in Charlotte, North Carolina, U.S. and by its U.K. subsidiary, GeneType UK Limited in Hove, East Sussex, United Kingdom. The total rental charge in respect of the year ended June 30, 2024 was A$241,811, A$20,722 and A$26,842, respectively.

The future minimum lease payments in respect of the three leases that were in place and had remaining non-cancellable lease terms as of June 30, 2024 were A$234,795.

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

The following table details historic R&D expenditure by project.

	2024 A$	2023 A$	2022 A$
Polygenic Risk Testing	4,227,639	3,679,139	4,204,919
Total R&D expense	4,227,639	3,679,139	4,204,919
Other expenditure	17,422,607	18,973,214	12,572,667
Total expenditure	21,650,246	22,652,353	16,777,586
R&D as a % of total expenditure	19.5%	16.7%	25.1%

Item 5.D Trend Information

See Item 5.A. “Operating Results” and Item 5.B. “Liquidity and Capital Resources” above.

Item 5.E Critical Accounting Estimates

Not applicable

Item 6. Directors, Senior Management and Employees

(Start of the Remuneration Report (Audited) for Australian Disclosure Requirements)

The Genetic Technologies Limited Board of Directors (“the Board”) presents the 2023/2024 Remuneration Report, which has been prepared in accordance with the relevant Corporations Act 2001 and accounting standards requirements. The remuneration report sets out remuneration information for our company’s key management personnel (“KMP”) as defined in the IFRS 24 ‘Related Party Disclosures’ and the Australian Corporations Act 2001 for the financial year ended June 30, 2024. The remuneration report which complies with s300A of the Corporations Act 2001 has been audited as required by s308 (3C) of the Corporations Act 2001.

Item 6.A Directors and Senior Management

The Directors of the Company as of the date of this Annual Report are:

Name	Age	Title
Mr. Peter Rubinstein	58	Chairman of the Board of Directors
Dr. Jerzy (George) Muchnicki	68	Non-Independent Non-Executive Director
Dr. Lindsay Wakefield	66	Independent Non-Executive Director
Mr. Simon Morriss	51	Chief Executive Officer
Mr. Mark Ziirsen	61	Company Secretary / Chief Financial Officer
Mr. Carl Stubbings	69	Chief Commercial Officer
Mr. Kevin Camilleri	47	Chief Executive Officer, EasyDNA

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

Senior Management

The Company has a professional team of qualified and experienced personnel, including a number of research and development scientists and technicians. The Company currently has 55 full-time-equivalent employees in addition to the three Non-Executive Directors listed above.

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

Mr. Mark Ziirsen, BComm,, MBA, FCPA, MAICD (Company Secretary/Chief Financial Officer)

Mr. Mark Ziirsen was appointed as Chief Financial Officer and Company Secretary on July 16, 2024. Mr. Ziirsen holds an Bachelor of Commerce from University of Queensland, an MBA from University of New England, is a Fellow of CPA Australia and a member of Australian Institute of Company Directors. Mark is a highly experience ASX and Nasdaq listed CFO, Company Secretary and non-executive director. His executive career spans life science, technology and consumer and includes senior finance leadership roles with major ASX listed companies such as Cochlear, Aristocrat, Coca-Cola Amatil and Goodman Fielder. He has served a non-executive director of ASX listed companies, including roles as Chair and Chair of Audit Committees, for Opyl Limited (ASX:OPL), an ASX listed AI technology business focused on life sciences, Respiri Limited (ASX:RSH), an eHealth SaaS company, Orcoda Limited (ASX:ODA), a SaaS based technology company. Mark commenced his career with EY, working in business advisory, tax and management consulting. His most recent executive roles include, Executive Chair Opyl Limited, CFO and Company Secretary of Cenntro Electric Group (Nasdaq CENN), Wiseway Group Limited (ASX:WWG), Anteris Technologies Limited (ASX:AVR) and Director of Finance and IT for Asia Pacific at Cochlear (ASX:COH).

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

Item 6.B Compensation

Elements of compensation

Independent external advice is sought from remuneration consultants when required, however no advice has been sought during the period ended June 30, 2024, or comparative period. The board aims to ensure that remuneration practices are:

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

Company objectives, and their relative weighting, vary depending on the position and responsibility of the respective individual, but in respect of the year ended June 30, 2024 include, amongst other things, the achievement of:

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

STI payments, if any, are generally paid in August or September of each year subject to the completion of the performance review process and the receipt of a satisfactory rating. The Remuneration Committee conducts this process in the case of the CEO. During the financial year ended June 30, 2024, no Short-Term Incentive payments were made to Executives and other senior employees.

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

In cases where an Executive ceases employment prior to the vesting of his or her options, then the service condition is not met and the awards cannot be exercised. In the event of a change of control of the Company, the performance period end date will be brought forward to the date of the change of control and awards will vest over this shortened period.

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

	2024	2023	2022	2021	2020
Loss for the year attributable to owners (A$)	12,017,219	11,750,923	7,130,998	6,294,775	6,425,604
Basic earnings per share (cents)	(0.1)	(0.1)	(0.1)	(0.1)	(0.2)
Share price at year end (A$)	0.07	0.003	0.003	0.005	0.006

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

Remuneration expenses

Details of the nature and amount of each major element of the compensation of each director of the Company and each of the named officers of the Company and its subsidiaries, for services in all capacities during the financial year ended June 30, 2024 are listed below. All figures are stated in Australian dollars (A$).

		Short-term benefits			Post- employment Superannuation	Other long-term benefits	Share- based payments Equity		Percentage (%)
Name and title		Salary/fees	STI#	Other**	***	****	*****	Totals	Fixed	Variable
Non-Executive Directors	Year	A$	A$	A$	A$	A$	A$	A$	Rem.	Rem.
Dr. Lindsay Wakefield	2024	67,462	-	-	7,421	-	-	74,883	100	-
Mr. Peter Rubinstein	2024	139,769	-	-	10,425	-	-	150,194	100	-
Mr. Nicholas Burrows	2024	42,164	-	-	4,638	-	-	46,802	100	-

Non-Independent Non-Executive Director
Dr. Jerzy Muchnicki	2024	81,022	-	-	6,416	-	-	87,438	100	-

Management
Mr. Simon Morriss (2)	2024	340,000	-	9,266	27,399	5,945	66,971	449,581	85	15
Mr. Tony Di Pietro (6)	2024	228,059	-	(10,131)	20,549	(313)	-	238,164	100	-
Ms. Kathryn Andrews (1)	2024	66,441	-	3,985	7,309	-	-	77,735	-	-
Mr. Carl Stubbings (4)	2024	237,933	-	500	26,173	2,607	34,462	301,675	89	11
Mr. Kevin Camilleri (5)	2024	257,547	-	6,268	4,490	-	27,815	296,120	91	9

Totals	2024	1,437,705	-	9,888	114,820	8,239	129,248	1,699,900	92	8

Referencing the table above:

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

Referencing the table above:

# Represents the payment of short-term incentives for the 2022 financial year

** Other includes movement in Annual Leave component

*** Post-employment benefits as per Corporations Regulation 2M.3.03 (1) Item 7

**** Other long-term benefits as per Corporations Regulation 2M.3.03 (1) Item 8

***** Equity settled share-based payments as per Corporations Regulation 2M.3.03 (1) Item 11

During the financial year ended June 30, 2020, the Board approved to obtain consulting services in relation to capital raises, compliance, NASDAQ hearings and investor relations from its Non-Executive director and current Chairman, Mr. Peter Rubinstein. The services procured were through Mr. Peter Rubinstein’s associate entity, ValueAdmin.com Pty Ltd, and amounted to A$45,000 for the year ended June 30, 2024 (2023: A$60,000).

During the financial year ended June 30, 2022, the Board approved to obtain consulting services in relation to PRS and Germline Integration; Epigenetics; Somatic Testing; NIPT; Carrier testing and related marketing advice from its Non-Independent Non-Executive Director, Dr. Jerzy Muchnicki. The services procured were through Dr. Jerzy Muchnicki’s private consultancy and amounted to A$22,692 (2023: Nil).

(1) Ms Kathryn Andrews was appointed as Company Secretary & Chief Financial Officer on 25 March 2024. She resigned on 23 July 2024.

(2) Mr Morriss was appointed as Chief Executive Officer (CEO) on February 1, 2021.

(3) Mr. Tonroe was appointed as Chief Financial Officer (CFO) on June 15, 2021. He resigned on November 28, 2022.

(4) Mr Stubbings was appointed as Chief Commercial Officer (CCO) on September 1, 2021.

(5) Mr Camilleri was appointed as Chief Executive Officer of EasyDNA on August 16, 2021.

(6) Mr Di Pietro was appointed as Company Secretary & Chief Financial Officer on November 28, 2022. He resigned on 29 March 2024.

Contractual agreements with the directors and other key management personnel

Name:	Dr. Jerzy Muchnicki
Position:	Non-Independent Non-Executive Director
Fixed remuneration:	A$64,746 (inclusive of superannuation)
Consulting fee:	A$22,692

Name:	Mr. Peter Rubinstein
Position:	Non-Executive Director and Chairman
Fixed remuneration:	A$105,194 (inclusive of superannuation)
Consulting fee:	A$45,000 (excluding GST)

Name:	Dr. Lindsay Wakefield
Position:	Non-Executive Director
Fixed remuneration:	A$74,883 (inclusive of superannuation)

Name:	Mr. Nicholas Burrows
Position:	Non-Executive Director
Fixed remuneration:	A$46,802 (inclusive of superannuation)

Name:	Mr. Simon Morriss
Position:	Chief Executive Officer
Fixed remuneration:	A$377,400 (inclusive of superannuation)

Name:	Mr. Tony Di Pietro
Position:	former Company Secretary & Chief Financial Officer
Fixed remuneration:	A$300,000 (inclusive of superannuation)

Name:	Ms. Kathryn Andrews
Position:	Company Secretary & Chief Financial Officer
Fixed remuneration:	A$260,000 (inclusive of superannuation)

Name:	Mr. Carl Stubbings
Position:	Chief Commercial Officer
Fixed remuneration:	A$217,560 (inclusive of superannuation)

Name:	Mr. Kevin Camilleri
Position:	Chief Executive Officer, EasyDNA
Fixed remuneration:	A$262,036

Key Terms and Conditions:

The key provisions contained in the agreements of the directors of the Company include the following:

●	The Company does not have a set tenure for directors, and under the Corporations Act 2001 and the Constitution, the directorship can cease under prescribed circumstances (example, bankruptcy, conviction of an offence). In addition, the director may resign by providing notice in writing at any time.
●	No form of remuneration linked to short term incentives has been issued to any of the directors.
●	The following are the key provisions contained in the agreements of the other Key Management Personnel:

Mr. Simon Morriss

●	Genetic Technologies or Mr. Morriss may terminate the employment agreement by providing two weeks written notice within the first six months of employment. Thereafter the notice period is 4 months written notice. Genetic Technologies may, at its own election, make payment in lieu of notice.
●	Mr. Morriss shall be subject to restrictions on competing with Genetic Technologies Limited and its related bodies corporate during the employment and for a period of up to 24 months after the employment ends. Mr. Morriss is also prevented from soliciting Genetic Technologies employees’ customers or suppliers to cease employment or conducting business with the Company.
●	Mr. Morriss’ CEO employment agreement otherwise contains standard terms and conditions for agreements of its nature, including confidentiality, retention of intellectual property and leave.

Mr. Tony Di Pietro (resigned March 29, 2024)

●	Genetic Technologies or Mr. Di Pietro may terminate the employment agreement by providing two weeks written notice within the first six months of employment. Thereafter the notice period is 4 months written notice. Genetic Technologies may, at its own election, make payment in lieu of notice.
●	Mr. Di Pietro shall be subject to restrictions on competing with Genetic Technologies Limited and its related bodies corporate during the employment and for a period of up to 24 months after the employment ends. Mr. Di Pietro is also prevented from soliciting Genetic Technologies employees’ customers or suppliers to cease employment or conducting business with the Company.
●	Mr. Di Pietro’s CFO employment agreement otherwise contains standard terms and conditions for agreements of its nature, including confidentiality, retention of intellectual property and leave.

Ms. Kathryn Andrews (appointed March 25, 2024)

●	Genetic Technologies or Ms. Kathryn Andrews may terminate the employment agreement by providing one months written notice within the first six months of employment. Thereafter the notice period is 4 months written notice. Genetic Technologies may, at its own election, make payment in lieu of notice.
●	Ms. Andrews shall be subject to restrictions on competing with Genetic Technologies Limited and its related bodies corporate during the employment and for a period of up to 24 months after the employment ends. Ms. Andrews is also prevented from soliciting Genetic Technologies employees’ customers or suppliers to cease employment or conducting business with the Company.
●	Ms. Andrew’s CFO employment agreement otherwise contains standard terms and conditions for agreements of its nature, including confidentiality, retention of intellectual property and leave.

Mr. Carl Stubbings

●	Genetic Technologies or Mr. Stubbings may terminate the employment agreement by providing two weeks written notice within the first six months of employment. Thereafter the notice period is 4 months written notice. Genetic Technologies may, at its own election, make payment in lieu of notice.
●	Mr. Stubbings shall be subject to restrictions on competing with Genetic Technologies Limited and its related bodies corporate during the employment and for a period of up to 24 months after the employment ends. Mr. Stubbings is also prevented from soliciting Genetic Technologies employees’ customers or suppliers to cease employment or conducting business with the Company.
●	Mr. Stubbings’s CCO employment agreement otherwise contains standard terms and conditions for agreements of its nature, including confidentiality, retention of intellectual property and leave.

Mr. Kevin Camilleri

●	Genetic Technologies or Mr. Camilleri may terminate the employment agreement by providing two weeks written notice within the first six months of employment. Thereafter the notice period is 4 months written notice. Genetic Technologies may, at its own election, make payment in lieu of notice.
●	Mr. Camilleri shall be subject to restrictions on competing with Genetic Technologies Limited and its related bodies corporate during the employment and for a period of up to 12 months after the employment ends. Mr. Camilleri is also prevented from soliciting Genetic Technologies employees’ customers or suppliers to cease employment or conducting business with the Company.
●	Mr. Camilleri’s EasyDNA CEO employment agreement otherwise contains standard terms and conditions for agreements of its nature, including confidentiality, retention of intellectual property and leave.

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

Share Based Payments

Option holdings and details of options exercised, granted, and forfeited, as part of remuneration

No options were issued under employee incentive scheme during the financial year ended June 30, 2024 and June 30, 2023. On December 21, 2020, the Company issued 5,000,000 options to Executives and 7,850,000 to other employees, under an employee incentive scheme. These options lapsed on December 1, 2023. No options were exercised during the financial years ending June 30, 2024, 2023 and 2022.

Details of the options held by the Executives and Directors nominated as Key Management Personnel at the year ended June 30, 2024 are set out below.

Option holdings of Key Management Personnel June 30, 2024

Options	Balance at start of the year	Granted as remuneration	Granted as part of cost of capital	Exercised	Lapsed	Balance at end of the year	Vested and exercisable
Dr. Lindsay Wakefield	-	-	-	-	-	-	-
Mr. Peter Rubinstein	-	-	-	-	-	-	-
Dr. Jerzy Muchnicki	-	-	-	-	-	-	-
Dr. Richard Allman	5,000,000	-	-	-	(5,000,000)	-	-
Mr. Stanley Sack	-	-	-	-	-	-	-
Mr. Mike Tonroe	-	-	-	-	-	-	-
Mr. Carl Stubbings	-	-	-	-	-	-	-
Mr. Kevin Camilleri	-	-	-	-	-	-	-
Total	5,000,000	-	-	-	(5,000,000)	-	-

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

As of June 30, 2024, there were no executives or employees holding options under the plan. All these options lapsed during the financial year ended June 30,2024.

During the year ended June 30, 2024, the Company did not record a share-based payments expense in respect of the options granted (2023: Nil).

Unlisted performance rights holdings and details of performance rights exercised, granted, and forfeited, as part of remuneration

Performance Rights are not currently quoted on the ASX and as such have no ready market value. The Performance Rights each grant the holder a right of grant of one ordinary Share in the Company upon vesting of the Performance Rights for nil consideration. Accordingly, the Performance Rights may have a fair value at the date of their grant. Various factors impact upon the value of Performance Rights including:

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

No new performance rights were issued during the financial year (2023: Nil). No performance rights were exercised during the financial year (2023: Nil).

Valuation of performance rights granted in the year ended June 30, 2022

During the year ended June 30, 2022, the Board has approved for the following Performance Rights to be issued to the Key Management Personnel below:

●	20,000,000 Performance Rights to Mr. Carl Stubbings
●	20,000,000 Performance Rights to Mr. Kevin Camilleri

Note: As a result of the share consolidation that occurred on December 18, 2023 whereby the Company’s equity securities were consolidated on the basis of one (1) ordinary share for every 100 ordinary shares held, the number of performance rights held by Carl Stubbings and Kevin Camilleri were reduced to 200,000 each.

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

Inherent in the application of the Binomial model are a number of inputs, some of which must be assumed. The data relied upon in applying the Binomial model was:

a)	exercise price being 0.0 cents per Performance Right for all classes;
b)	VWAP hurdle for key management personnel (15 days consecutive share price hurdle) equaling A$0.016 for Performance Rights;
c)	the continuously compounded risk-free rate is as per table below (calculated based on yield of Australian government bonds, as at the grant dates for a 2 or 3 year period matching the expected life of Performance Rights);
d)	the expected option life of 3 years for key management personnel and 2 years for others; and
e)	a volatility measure between 149% to 161%.

Based on the independent valuation of the performance rights, the Company agrees that the total value of these performance rights to be issued to each member of key management personnel (depending on the share price at issue) is as follows:

Performance rights issued during the year ended June 2022, vested in 2023

	Number of Performance Rights issued	Valuation (cents)	Total fair value of Performance Rights A$	Expense accounted for in 2023 A$	Expense accounted for during the year A$
Mr. Carl Stubbings	20,000,000	0.52	103,104	34,368	34,462
Mr. Kevin Camilleri	20,000,000	0.42	83,216	27,739	27,815
Total	40,000,000		186,320	62,107	62,277

Valuation of performance rights granted in prior years

Based on the independent valuation of the performance rights, the Company agrees that the total value of the outstanding performance rights issued to key management personnel (depending on the share price at issue) is as follows:

The values calculated as set out above are recognized as a share-based payment expense and included within general and administrative costs in the statement of profit or loss and other comprehensive income for the relevant period.

The following is the reconciliation of Performance Rights for the year ended June 30, 2024 held by Key Management Personnel:

Performance Rights	Balance at start of the year	Granted as remuneration	Share consolidation	Lapsed/ Forfeited	Balance at the end of year
Dr. Lindsay Wakefield	5,000,000	-	-	(5,000,000)	-
Mr. Peter Rubinstein	57,500,000	-	-	(57,500,000)	-
Mr. Nicholas Burrows	5,000,000	-	-	(5,000,000)	-
Dr. Jerzy Muchnicki	57,500,000	-	-	(57,500,000)	-
Mr. Simon Morriss	60,000,000	-	-	(60,000,000)	-
Mr. Carl Stubbings	20,000,000	-	(19,800,000)	-	200,000
Mr. Kevin Camilleri	20,000,000	-	(19,800,000)	-	200,000
Total	225,000,000	-	(39,600,000)	-	400,000

Performance rights included in the balance at start of the financial year

The unlisted performance rights granted and outstanding as of June 30, 2024 are as follows:

	2024	Fair Value A$	Expiration Date
Director
Mr. Carl Stubbings	200,000	103,104	22-Sep-2024
Mr. Kevin Camilleri	200,000	83,216	22-Nov-2024

Balance at the end of the financial year	400,000	186,320

The following is additional information relating to the performance rights granted, as of June 30, 2024:

Performance rights outstanding				Performance rights exercisable
Range of exercise prices	Number of Performance Rights	Weighted average exercise price A$	Remaining Weighted average contractual life (years)	Number of Perf. rights	Weighted average exercise price A$
A$0.00 - A$0.00	400,000	0.000	0.31	400,000	0.00

Australian disclosure requirements: ordinary shares of Genetic Technologies Limited held by key management personnel at the date of this Directors’ report are as follows:

Ordinary Shares	Balance at start of the year[1]	Granted as remuneration	Received on exercised options	Other Changes[2]	Balance at the end of year
Dr. Lindsay Wakefield	9,418,104	-	-	(9,323,922)	94,182
Mr. Peter Rubinstein	308,132,009	-	-	(304,433,479)	3,698,530
Mr. Nicholas Burrows	1,670,000	-	-	(1,653,300)	16,700
Dr. Jerzy Muchnicki	224,685,885	-	-	(222,435,023)	2,250,862
Dr. Richard Allman	553,338	-	-	(553,338)	-
Mr. Tony Di Pietro	500,000	-	-	(500,000)	-
Mr. Carl Stubbings	750,000	-	-	(750,000)	-
Total	545,709,336	-	-	-	6,043,574

1. Balance may include shares held prior to individuals becoming KMP. For individuals who became KMP during the period, the balance is as at the date they became KMP.

2. Other changes incorporate changes from disposals of ordinary share transactions, plus a share consolidation which took place in December 2023.

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

Voting and comments at the Company’s 2023 Annual General Meeting

The Company received 77.79% of the vote in favor of its Remuneration Report for the 2023 financial year. The Company did not receive any specific feedback at the AGM on its remuneration policies.

(End of the Remuneration Report (Audited) for Australian Disclosure Requirements)

Other Australian Disclosure Requirements

Auditor’s Independence Declaration

There were no former partners or directors of Grant Thornton Audit Pty Ltd, the Company’s auditor, who were or were at any time during the financial year, an officer of the Company.

A copy of the auditor’s independence declaration under Section 307C of the Corporations Act 2001 in relation to the audit for the year ended June 30, 2024 is included in Exhibit 15.2 of this annual report on Form 20-F.

Directors’ resolution

The components of our directors’ report are incorporated in various places within this annual report on the Form 20-F.

This report is made in accordance with a resolution of directors.

/s/ Peter Rubinstein

Director Melbourne

September 30, 2024

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

The Board meets to discuss business regularly throughout the year, with additional meetings being held when circumstances warrant. Included in the table below are details of the meetings of the Board and the sub-committees of the Board that were held during the 2024 financial year.

	Directors’ meetings		Audit & Risk Committee meetings		Remuneration Committee meetings
	Attended	Eligible	Attended	Eligible	Attended	Eligible
Dr. Lindsay Wakefield	11	11	6	6	2	2
Dr. Jerzy Muchnicki	11	11	-	-	-	-
Mr. Peter Rubinstein	11	11	6	6	2	2
Mr. Nicholas Burrows	6	6	3	3	1	1

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
Mr. Peter Rubinstein
Dr. Lindsay Wakefield - Chairman of the Committee

Remuneration Committee:	Dr. Lindsay Wakefield — Chairman of the Committee
Mr. Peter Rubinstein

Compliance with NASDAQ Rules

NASDAQ listing rules require that the Company disclose the home country practices that we will follow in lieu of compliance with NASDAQ corporate governance rules. The following describes the home country practices and the related NASDAQ rule:

Majority of Independent Directors: The Company follows home country practice rather than NASDAQ’s requirement in Marketplace Rule 4350(c) (1) that the majority of the Board of each issuer be comprised of independent directors as defined in Marketplace Rule 4200. As of the date of this Annual Report, there were two independent Directors namely Mr. Peter Rubinstein and Dr. Lindsay Wakefield which led to our Board of Directors being comprised of a majority of independent directors.

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

Board diversity matrix

Board Diversity Matrix (As of June 30, 2024)
Country of Principal Executive Offices	Australia
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	3

	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	-	2	-	-
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	1
LGBTQ+	-
Did Not Disclose Demographic Background	-

As at 7th August 2023 the Company had less than 5 Directors and at that date does not have a diverse director on the Board. Accordingly, we are not in compliance with Nasdaq Rule 5605(f) as we did not meet the applicable board diversity objective by the end of the phase- in period on that date.

The Company’s Directors acknowledge the importance of board diversity and this is considered as part of the Company’s regular director skills assessment process. In considering the output from this skills assessment process, the Board has formally identified the need to address and prioritize Board diversity. Accordingly, one of the key People and Culture strategic pillar initiatives from the Company’s current strategic plan, is to identify and appoint a suitable female director over the course of the financial year ended June 30, 2025. The Company’s Remuneration Committee will oversee this process, consistent with its Charter, and will provide a formal recommendation to the Board.

Duties and Functions of Directors

Under the laws of the Australia, the Company’s directors owe fiduciary duties to the Company, including duty to act honestly and in good faith in what the directors believe to be in the best interests of the company, duty to exercise powers for a proper purpose and directors shall not act, or agree to act, in a matter that contravenes the applicable law or the Memorandum and Articles of Association, duty to exercise the care, diligence and skill that a reasonable director would exercise in the circumstances, and duty to avoid conflicts of interest. In fulfilling their duty of care to the Company, the Company’s directors must ensure compliance with the Company’s Memorandum and Articles of Association, as amended and restated from time to time. The Company has the right to seek damages if a duty owed by its directors is breached. In limited exceptional circumstances, a shareholder may have the right to seek damages in the Company’s name if a duty owed by the Company’s directors is breached. The functions and powers of the Board include, among other things, (i) convening shareholder meetings at such times and in such manner and places as the director considers necessary or desirable, (ii) declaring dividends, (iii) appointing directors or officers and determining their terms of offices and responsibilities, and (iv) approving the transfer of shares of the Company, including the registering of such shares in the Company’s share register.

Terms of Directors and Officers

The Company’s officers are elected by and serve at the discretion of the Board. Each director holds office for the term fixed by the resolution of shareholders or the resolution of directors appointing him until such time as his successor takes office or until the earlier of his death, resignation or removal from office by resolution of directors with or without cause or by resolution of shareholders for cause. The directors may at any time appoint any person to be a director either to fill a vacancy or as an addition to the existing directors. Where the directors appoint a person as director to fill a vacancy, the term shall not exceed the term that remained when the person who has ceased to be a director ceased to hold office. A vacancy in relation to directors occurs if a director dies or otherwise ceases to hold office prior to the expiration of his term of office.

Interested Transactions

A director may, subject to any separate requirements for Audit Committee approval under applicable laws or applicable Nasdaq Stock Market Listing Rules, vote on a matter relating to the transaction in which he or she is interested, provided that the interest of any directors in such transaction is disclosed by him or her to all other directors.

Item 6.D Employees

As of the date of this Annual Report, the Company comprising the Company and its subsidiaries, employed 60 full-time equivalent employees. The number of full-time equivalent employees as of the end of each respective financial year ended June 30 are as follows:

2024	58
2023	60
2022	52

Item 6.E Share Ownership

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares as of the date of this annual report by:

●	each of our directors and executive officers; and

●	each of our principal shareholders who beneficially own more than 5% of our total outstanding ordinary shares;

The calculations in the table below are based on 145,417,246 Class A Ordinary Shares outstanding as of September 25, 2024. Unless otherwise indicated, each person has sole investment and voting power with respect to all shares shown as beneficially owned. The term “beneficial owner” of securities refers to any person who, even if not the record owner of the securities, has or shares the underlying benefits of ownership. These benefits include the power to direct the voting or the disposition of the securities or to receive the economic benefit of ownership of the securities. A person also is considered to be the “beneficial owner” of securities that the person has the right to acquire within 60 days by option or other agreement. Beneficial owners include persons who hold their securities through one or more trustees, brokers, agents, legal representatives or other intermediaries, or through companies in which they have a “controlling interest”, which means the direct or indirect power to direct the management and policies of the entity. The Company’s directors and executive officers do not have different voting rights than other shareholders of the Company.

Name of Beneficial Owner	Number of Shares	% of Class
Five Percent Holders other than our Directors and Officers

Directors and Named Executive Officers (1):
Dr. Lindsay Wakefield	94,182	0.01%
Dr. Jerzy Muchnicki	2,250,862	1.50%
Mr. Peter Rubinstein	3,698,530	2.50%

(1) The relevant interest of the directors in the share capital of the Company as notified by them to the Australian Securities Exchange in accordance with section 205G(1) of the Corporations Act 2001 as of the date of this Annual Report is as follows:

Item 6.F Disclosure of a registrant’s action to recover erroneously awarded compensation.

Not applicable.

Item 7. Major Shareholders and Related Party Transactions

Item 7.A Major Shareholders

As at the date of this Annual Report, no shareholders hold a beneficial ownership of 5% or more of our voting securities.

The number of Ordinary Shares on issue in Genetic Technologies Limited as of the date of this Annual Report was 145,417,246. The number of holders of Ordinary Shares in Genetic Technologies Limited as of the date of this Annual Report was approximately 4,528 (September 25, 2024)

The Company is not aware of any direct or indirect ownership or control of it by another corporation(s), by any foreign government or by any other natural or legal person(s) severally or jointly. Principal shareholders do not enjoy any special or different voting rights from those to which other holders of Ordinary Shares are entitled. The Company does not know of any arrangements, the operation of which may at a subsequent date result in a change in control of the Company.

Record Holders

As of September 25, 2024, there were 4,5284 holders of record of our ordinary shares, of which 33 record holders, holding approximately 0.01% of our ordinary shares, had registered addresses in the United States. These numbers are not representative of the number of beneficial holders of our shares nor are they representative of where such beneficial holders reside, since many of these ordinary shares were held of record by brokers or other nominees. The majority of trading by our U.S. investors is done by means of ADSs that are held of record by HSBC Custody Nominees (Australia) Ltd., which held 71.13% of our ordinary shares as of such date.

Item 7.B Related Party Transactions

During the year ended June 30, 2024, 2023 and 2022, the only transactions between entities within the Company and other related parties occurred, are as listed below. Except where noted, all amounts were charged on similar to market terms and at commercial rates.

Transactions within the Company and with other related parties

During the year ended June 30, 2024, other than compensation paid to directors and other members of key management personnel, see “Item 6.B Compensation”, the only transactions between entities within the Company and other related parties are as listed below. Except where noted, all amounts were charged on similar to market terms and at commercial rates.

Mr. Peter Rubinstein (Non-Executive Director and Chairman)

During the financial year ended June 30, 2020, the Board approved to obtain consulting services in relation to capital raises, compliance, NASDAQ hearings and investor relations from its Non-Executive Director and current Chairman, Mr. Peter Rubinstein. The services procured were through Mr. Peter Rubinstein’s associate entity ValueAdmin.com Pty Ltd and amounted to A$45,000 (2023: A$60,000), which is included as part of the cash salary and fees in the remuneration report as at June 30, 2024.

Dr. Jerzy Muchnicki (Non-Independent Non-Executive Director)

During the financial year ended June 30, 2022, the Board approved to obtain consulting services in relation to PRS and Germline Integration; Epigenetics; Somatic Testing; NIPT; Carrier testing and related marketing advice from its Non-Independent Non-Executive Director, Dr. Jerzy Muchnicki. The services procured were through Dr. Jerzy Muchnicki’s private consultancy and amounted to A$22,692 (2023: Nil), which is included as part of the cash salary and fees in the remuneration report as at June 30, 2024.

Mr. Kevin Camilleri (Chief Executive Officer of EasyDNA)

During the financial year ended June 30, 2022, the Company agreed to lease its offices in Malta at 36 Triq ir-Russell, Kappara from Kevin Camilleri. The lease commenced August 13, 2021 and ends December 31, 2024. Extension beyond December 31, 2024 requires a new lease to be entered. After the first year, the lease can be terminated by the lessee, at any time, by providing three months’ notice. A Euro 4,500 refundable security deposit was paid at inception. Annual rents during the term of the lease are fixed as follows; years ending December 31, 2021 (August 13, 2021 to December 31, 2021) Euro 6,920, 2022 Euro 18,900, 2023 Euro 19,845 and 2024 Euro 20,844. Rent paid amounted to A$34,335 (2023: A$31,046 and 2022: A$29,336).

There were no transactions with parties related to Key Management Personnel during the year other than those disclosed above  .

Performance Rights Issuance

During the year ended June 30, 2022 the Board has approved for the following Performance Rights to be issued to the Key Management Personnel below:

●	20,000,000 Performance Rights to Mr. Carl Stubbings
●	20,000,000 Performance Rights to Mr. Kevin Camilleri

The Company has accounted for these Performance Rights in accordance with its accounting policy for share-based payment transactions, recording A$124,177 (2023: A$125,500, 2022: A$437,508) of associated expense in the current reporting period. During the financial year ended June 30, 2024 the Company undertook a share consolidation of its equity securities on the basis of one (1) for every 100 securities held, as a result the Performance Rights held by Mr. Carl Stubbings and Mr. Kevin Camilleri following the share consolidation reduced to 200,000 each.

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

Item 8.B Significant Changes

On July 26, 2024 the Company announced that it was restructuring its operating model in order to significantly reduce ongoing operating losses and cash outflows. As part of the restructure the Company will be transitioning to a capital light operating model under which activities such as R&D and new product development, IP creation, laboratory testing, and the introduction of predictive genetic testing products that previously had been carried out in-house, would be variously ceased, outsourced and/or undertaken through partnering. Going forward the focus of the Company would be on growing revenues in its EasyDNA and AffinityDNA business, and commercialization of geneType in the U.S. through strategic partnerships.

Item 9. The Offer and Listing

Item 9.A Offer and Listing Details

The Company’s Ordinary Shares have been listed on the Australian Securities Exchange (the “ASX”) since July 1987 and trade there under the symbol GTG. The Company’s securities are also listed on NASDAQ’s Capital Market (under the ticker GENE) in the form of American Depositary Shares, each of which represents 30 Ordinary Shares.

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

Item 10.C Material Contracts

During the financial years ending June 30, 2022, 2023, and 2024, the Company entered into agreements with H.C. Wainwright & Co, to act as placement agents to the share offerings made on multiple occasions the Company raised a total of A$10,284,157 before costs   of the transactions. Towards the cost of these transactions, the Company issued the following securities, which have been adjusted to reflect the one for 100 share consolidation that occurred during the year:

●	487,500 warrants issued to H.C. Wainwright & Co. LLC on November 24, 2021, exercisable at US$0.109375 expiring 5 years after date of issue, amounting to A$476,297. The warrants are exercisable for fully paid ordinary shares.
●	1,500,000 warrants issued to H.C. Wainwright & Co. LLC, exercisable at US$0.27083 expiring 5 years after date of issue, amounting to A$134,956. The warrants are exercisable for fully paid ordinary shares.
●	1,950,000 warrants issued to H.C. Wainwright & Co. LLC, subject to shareholder approval scheduled for the 2024 Annual General Meeting (AGM), exercisable at US$0.083 expiring 5 years after date of issue, amounting to A$101,991. The warrants are exercisable for fully paid ordinary shares.

As at June 30, 2024, the following warrants remain outstanding and exercisable and relate to capital raising activities prior to June 30, 2022.

●	401,143 warrants issued to H.C. Wainwright & Co. LLC on April 3, 2020, exercisable at US$0.365 each and expiring on April 1, 2025, amounting to A$175,137. The warrants are exercisable for fully paid ordinary shares.
●	281,775 warrants issued to H.C. Wainwright & Co. LLC on April 22, 2020, exercisable at US$0.417 each and expiring on April 19, 2025, amounting to A$149,693. The warrants are exercisable for fully paid ordinary shares.
●	1,560,000 warrants issued to H.C. Wainwright & Co. LLC on December 21, 2020 exercisable at US$0.4166 expiring on December 21, 2025, amounting to A$1,462,442. The warrants are exercisable for fully paid ordinary shares.
●	399,750 warrants issued to H.C. Wainwright & Co. LLC on December 21, 2020, exercisable at US$1.04 expiring on December 21, 2025, amounting to A$360,017. The warrants are exercisable for fully paid ordinary shares

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

Item 10.F Dividends and Paying Agents

No dividends were declared or paid to members for the year ended June 30, 2024 (2023: nil). The Company’s franking account balance was nil at June 30, 2024 (2023: nil).

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

Item 10.I Subsidiary Information

We have nine subsidiaries of which four are operating. For further details please refer to Exhibit 8.1 filed with this report.

Item 10.J Annual Report to Security Holders

Not applicable.

Item 11. Quantitative and Qualitative Disclosures about Market Risk

Our market risk relates primarily to exposure to changes in foreign currency exchange rates and interest rates. Refer Note 32 of the attached financial statements for further analysis surrounding market risk.

Interest Rate Risk. As of June 30, 2024, we had A$1,020,608 in cash and cash equivalents of which A$118,607 was subject to interest rate risk. Interest income earned on the cash balances is affected by changes in the levels of market interest rates. We invest excess cash in interest-bearing, investment-grade securities and time deposits in high-quality institutions. We do not utilize derivative financial instruments, derivative commodity instruments, positions or transactions in any material matter.

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

Our Management has carried out an evaluation, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures as of June 30, 2024. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that the Company’s disclosure controls and procedures were effective as of June 30, 2024.

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

Our Management, under the supervision and with participation of our Chief Executive Officer and Chief Financial Officer, has assessed the effectiveness of the Company’s internal control over financial reporting as of June 30, 2024. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that the Company’s internal control over financial reporting was effective as of June 30, 2024. In making this assessment, Management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO, in Internal Control-Integrated Framework (2013).

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

Attestation report of the registered public accounting firm

Not applicable.

Changes in Internal Control over Financial Reporting

There were no changes in the internal control over financial reporting during the year ended June 30, 2024.

Item 16. Reserved

Reserved.

Item 16.A Audit Committee Financial Expert

On February 15, 2024 the Company appointed Mr. Lindsay Wakefield, an independent Non-Exectuiev Director, as the Chairman of the Audit & Risk Committee replacing Mr. Nick Burrows who resigned as a director on the same date. The Board has determined that Mr. Lindsay Wakefield qualifies as an audit committee financial expert and has the accounting or financial management expertise as required under Item 407(d)(5)(ii) and (iii) of Regulation S-K. He is independent as that term is used in NASDAQ Marketplace Rule 5605(a)(2).

Item 16.B Code of Ethics

We have adopted a Code of Ethics (styled “Code of Conduct”) that applies to all of our Directors and employees, including our principal executive officer, principal financial officer and principal accounting officer or controller. The Code can be downloaded at our website (www.genetype.com). Additionally, any person, upon request, can ask for a hard copy or electronic file of the Code. If we make any substantive amendment to the Code or grant any waivers, including any implicit waiver, from a provision of the Code, we will disclose the nature of such amendment or waiver on our website. During the year ended June 30, 2024, no such amendment was made, or waiver granted. A copy of our Code of Conduct is incorporated by reference as an exhibit to this Report.

Item 16.C Principal Accountant Fees and Services

The following table sets forth the fees billed to us by our Independent Registered Public Accounting Firm, Grant Thornton Audit Pty Ltd, during the financial years ended June 30, 2024 and 2023, respectively:

	2024 A$	2023 A$
Services rendered
Grant Thornton Audit Pty Ltd in respect of:
Audit fees (1)	332,706	320,569
Audit-related fees (2)	-	-
All other fees (3)	-	-

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

Item 16.K Cybersecurity

The Company’s executive officers oversee the strategic processes to safeguard data and comply with relevant regulations and has overall responsibility for evaluating cybersecurity risks, as well as related policies and risks in connection with the company’s supply chain, suppliers and other service providers. The Company does not currently engage any assessors, consultants, auditors, or other third parties in connection with any such processes, given the size and scale of the Company, the resources available to it, the anticipated expenditures, and the risks it faces in terms of cybersecurity. The Company’s executive officers are responsible for overseeing and periodically reviewing and identifying risks from cybersecurity threats associated with its use of any third-party service provider.

Since the start of its latest completed fiscal year and up to the date of this Annual Report, the Company is not aware of any risks from cybersecurity threats, including as a result of any previous cybersecurity incidents, have materially affected or are reasonably likely to materially affect the registrant, including its business strategy, results of operations, or financial condition.

The Board is collectively responsible for oversight of risks from cybersecurity threats. The Company’s executive officers oversee the overall processes to safeguard data and comply with relevant regulations and will report material cybersecurity incidents to the board. The Company’s executive officers have limited experience in the area of cybersecurity, but where necessary in the view of the Company’s executive officers, the Company will consult with external advisers to manage and remediate any cybersecurity incidents. For material cybersecurity incidents, the Company’s executive officers will promptly inform, update, and seek the instructions of the board.

PART III

Item 17. Financial Statements

The Company has responded to Item 18 in lieu of responding to this Item.

Item 18. Financial Statements

The full text of the Company’s audited financial statements for the fiscal years ended June 30, 2024 and 2023 begins on page F-1 of this Annual Report on Form 20-F.

Australian Disclosure Requirements

Directors’ Declaration

In the directors’ opinion:

(a) the financial statements and Notes set out on pages F-8 to F-55 are in accordance with the Corporations Act 2001, including:

(i) Complying with Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements, and

(ii) Giving a true and fair view of the consolidated entity’s financial position as at June 30, 2024 and of its performance for the fiscal year ended on that date, and

(b) There are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

(c) the information disclosed in the consolidated entity disclosure statement is true and correct.

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

/s/ Peter Rubinstein
Chairman

Melbourne, September 30, 2024

Item 19. Exhibits

The following documents are filed as exhibits to this Annual Report on Form 20-F:

1.1	Constitution of the Registrant (incorporated by reference to Exhibit 1.1 to the Company’s Registration Statement on Form 20-F filed with the Commission on December 21, 2010)
2.1	Deposit Agreement, dated as of January 14, 2002, by and among Genetic Technologies Limited, The Bank of New York Mellon, as Depositary, and the Owners and Holders of American Depositary Receipts (such agreement is incorporated herein by reference to the Registration Statement on Form F-6 relating to the ADSs (File No. 333-14270) filed with the Commission on January 14, 2002).
2.2	Description of Securities (incorporated by reference to Exhibit 4.1 to the Company’s Annual Report on Form 20-F filed with the Commission on October 22, 2020)
2.5	Form of Compensation Warrant issued on April 3, 2020 (incorporated by reference to Exhibit 10.3 of the Company’s Report on Form 6-K filed with the Commission on April 2, 2020)
2.6	Form of Pre-funded Warrant (incorporated by reference to Exhibit 4.5 to the Company’s registration statement on Form F-1/A filed on May 12, 2020)
2.7	Form of Placement Agent Warrant (incorporated by reference to Exhibit 4.6 to the Company’s registration statement on Form F-1/A filed on May 12, 2020)
2.8	Staff Share Plan 2001 dated November 30, 2001 (incorporated by reference to Exhibit 4.2 to the Company’s Registration Statement on Form 20-F filed with the Commission on August 19, 2005)
4.5	Placement Agent Agreement effective March 30, 2020 (incorporated by reference to Exhibit 10.2 of the Company’s Report on Form 6-K filed with the Commission on April 2, 2020)
4.6	Form of Securities Purchase Agreement (incorporated by reference to Exhibit 10.9 to the Company’s registration statement on Form F-1/A filed on May 12, 2020)
4.7	Renewal of Lease over premises in Fitzroy, Victoria, Australia with an effective date of September 1, 2018 (incorporated by reference to 20-F filed October 3, 2019)
4.8	Form of Securities Purchase Agreement dated July 16, 2020 (incorporated by reference to Exhibit 10.1 of the Company’s Report on Form 6-K filed with the Commission on July 20, 2020)
4.9	Form of Securities Purchase Agreement dated January 21, 2021 (incorporated by reference to Exhibit 10.1 of the Company’s Report on Form 6-K filed with the Commission on January 5, 2021)
4.10	Registration Rights Agreement dated August 12, 2021 (incorporated by reference to Exhibit 4.11 of the Company’s Annual Report on Form 20-F filed with the Commission on August 31, 2021)
4.11	Non-Solicitation Agreement dated July 18, 2021 (incorporated by reference to Exhibit 4.12 of the Company’s Annual Report on Form 20-F filed with the Commission on August 31, 2021)
4.12	Sale of Business Agreement dated July 14, 2022 (incorporated by reference to Exhibit 4.12 of the Company’s Annual Report on Form 20-F filed with the Commission on August 30, 2022)
4.13	Securities Trading Policy (incorporated by reference to Exhibit 4.13 to the Company’s Annual Report on Form 20-F filed with the Commission on August 30, 2023)
4.15	Form of Pre-Funded Warrant issued by Genetic Technologies Limited on April 22, 2024 (Incorporated by reference to Exhibit 10.2 of the Company’s Report on Form 6-K filed with the Commission on April 22, 2024)
4.16	Form of Warrant issued by Genetic Technologies Limited on April 22, 2024 (Incorporated by reference to Exhibit 10.3 of the Company’s Report on Form 6-K filed with the Commission on April 22, 2024)
4.17	Form of Placement Agent Warrant to be issued by Genetic Technologies Limited (Incorporated by reference to Exhibit 10.4 of the Company’s Report on Form 6-K filed with the Commission on April 22, 2024)
4.18	Form of American Depositary Receipt (incorporated by reference to Rule 424(b)(3) filing (File No. 333-183861), filed with the SEC on December 7, 2023)
4.19	Form of Securities Purchase Agreement dated as of April 18, 2024 between Genetic Technologies Limited and the investors listed therein (Incorporated by reference to Exhibit 10.1 of the Company’s Report on Form 6-K filed with the Commission on April 22, 2024)
8.1	List of Subsidiaries

12.01	Section 302 Certification of the Chief Executive Officer
12.02	Section 302 Certification of the Chief Financial Officer
13.01	Section 906 Certification of the Chief Executive Officer
13.02	Section 906 Certification of the Chief Financial Officer
14.1	Code of Ethics (styled “Code of Conduct”)
15.2	Auditor’s Independence Declaration
15.3	Independent Auditor’s Report
19.1	Form of Securities Purchase Agreement (incorporated by reference to Exhibit 10.1 to the Company’s Report on Form 6-K filed with the Commission on February 7, 2023)
23.1	Consent of Grant Thornton
97.1	Clawback Policy
101. INS	Inline XBRL Instance Document
101. SCH	Inline XBRL Schema Document
101. CAL	Inline XBRL Calculation Linkbase Document
101. DEF	Inline XBRL Definition Linkbase Document
101. LAB	Inline XBRL Labels Linkbase Document
101. PRE	Inline XBRL Presentation Linkbase Document
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*Certain information which constitutes a clearly unwarranted invasion of personal privacy pursuant to Item 601(a)(6) of Regulation S-K has been omitted.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

GENETIC TECHNOLOGIES LIMITED

Dated: September 30, 2024	By:	/s/ Simon Morriss
	Name:	Simon Morriss
	Title:	Chief Executive Officer

2023 Financial Report

GENETIC TECHNOLOGIES LIMITED

74

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders

Genetic Technologies Limited

Opinion on the financial statements

We have audited the accompanying consolidated balance sheets of Genetic Technologies Limited and subsidiaries (the “Company”) as of June 30, 2024 and 2023, the related consolidated statement of comprehensive income, changes in shareholders’ equity, and cashflows for the three years ended June 30, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2024, in conformity with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

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

Going concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2(a)(iv) to the financial statements, the Company incurred a total comprehensive loss of A$12,033,485 (2023: A$11,650,334) and net cash outflow from operations of A$9,679,048 (2023: A$9,723,095). As at June 30, 2024, the Company held total cash and cash equivalents of A$1,020,608 and total net current liabilities of A$500,088. These conditions, along with other matters as set forth in Note 2(a)(iv), raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2(a)(iv). The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

Research and Development Tax Incentive

As described further in Note 5 and Note 12 of the financial report, Genetic Technologies Limited determines the eligibility of the research and development (“R&D”) activities under the Australian government tax incentive scheme. The R&D receivable for the period was A$1,839,023 and the income recognized in the consolidated statement of profit or loss and other comprehensive income was A$1,987,253 for the year then ended.

We identified the R&D tax incentive as a critical audit matter because there is inherent subjectivity involved in the Company’s judgements in relation to the calculation and recognition of the R&D tax incentive income and receivable, with several assumptions made in determining the eligibility of claimable expenses.

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

Impairment of goodwill and other long-lived assets impairment assessment

As described further in Note 15 of the financial report, the carrying value of goodwill amounted to $1,784,893 at June 30, 2024. At June 30, 2024 Genetic Technologies Limited also has other intangibles assets of $360,063 made up of brands, trademarks, trade names and domain names.

In accordance with IFRS136 Impairment of Assets, goodwill and other intangible assets acquired in a business combination must be allocated to the Group’s cash generating units (“CGUs”). For each CGU to which goodwill has been allocated, the Group is required to assess if the carrying value of the CGU is in excess of the recoverable value.

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

Our procedures included, amongst others:

●	Assessed management’s determination of the Company having two CGUs and their allocation of goodwill;

●	Assessed whether management has the requisite expertise to prepare the impairment model;

●	Reviewed the impairment model for compliance with IFRS 36 Impairment of Assets;

●	Assessed the reasonableness and appropriateness of inputs and assumptions to the model, with involvement of our internal valuation specialist;

●	Evaluated management’s future cash flow forecasts and obtained an understanding of the process by which they were developed, including;

○	Assessed management’s key assumptions for reasonableness and obtaining available evidence to support key assumptions;

○	Considered the reasonableness of the revenue and cost forecasts against current period actuals;

○	Performed a sensitivity analysis on the key assumptions;

○	Tested the underlying calculations for mathematical accuracy of the model; and

●	Evaluated the disclosures in the financial statements for appropriateness and consistency with accounting standards.

/s/ GRANT THORNTON AUDIT PTY LTD

We have served as the Company’s auditor since 2021.

Melbourne, Australia

September 30, 2024

CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND COMPREHENSIVE INCOME

For the year ended June 30, 2024

(in Australian dollars, except number of shares)

		Year ended June 30, 2024	Year ended June 30, 2023	Year ended June 30, 2022
	Note	A$	A$	A$

Revenue	4A	7,664,784	8,686,118	6,794,816
Finance income	8	119,511	220,161	36,256
Other income	5	1,848,731	1,836,822	2,783,391

Changes in inventories		119,425	72,257	(321,223)

Raw materials		(3,879,735)	(4,407,522)	(2,692,311)
Commissions		(216,414)	(236,019)	(156,625)
Employee benefits expenses	6	(7,586,107)	(6,208,066)	(5,868,655)
Advertising and promotional expenses		(2,609,315)	(2,712,353)	(1,885,402)
Professional fees		(1,285,061)	(1,360,640)	(1,835,444)
Research and development expenses		(752,754)	(1,281,157)	(705,507)
Depreciation and amortization		(534,888)	(676,583)	(578,668)
Impairment expenses		(1,332,000)	(2,125,725)	(564,161)
Other expenses	7	(3,521,774)	(3,687,030)	(2,154,375)
Finance costs	8	(51,622)	(29,515)	(15,215)
Loss from operations before income tax		(12,017,219)	(11,909,252)	(7,163,123)
Income tax credit	9	-	158,329	32,125
Loss for the year		(12,017,219)	(11,750,923)	(7,130,998)
Other comprehensive income/(loss)
Exchange gains/(losses) on translation of con- trolled foreign operations		(16,266)	100,589	27,864)
Other comprehensive income/(loss) for the year, net of tax		(16,266)	100,589	27,864)
Total comprehensive loss attributable to the members of Genetic Technologies Ltd		(12,033,485)	(11,650,334)	(7,103,134)

Loss per share (cents per share)
Basic and diluted net loss per ordinary share	10	(0.091)	(0.116)	(0.077)
Weighted-average shares outstanding	10	132,217,246	101,380,750	92,203,483

The above consolidated statement of profit or loss and comprehensive income should be read in conjunction with the accompanying notes.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As at June 30, 2024

(in Australian dollars)

	Note	2024 A$	2023 A$
ASSETS
Current assets
Cash and cash equivalents	11	1,020,608	7,851,197
Trade and other receivables	12	2,126,553	1,921,657
Inventories		206,468	325,893
Other current assets	13	341,746	399,048
Total current assets		3,695,375	10,497,795

Non-current assets
Right-of-use assets	21	211,796	509,553
Property, plant and equipment	14	52,695	89,623
Goodwill	15	1,784,893	3,116,893
Other intangible assets	16	360,064	520,472
Deferred tax asset	9	81,698	121,901
Total non-current assets		2,491,146	4,358,442
Total assets		6,186,521	14,856,237
LIABILITIES
Current liabilities
Trade and other payables	19	2,030,523	1,617,333
Borrowings	17	643,546	-
Contract liabilities	4C	741,647	849,212
Provisions	20	571,028	541,930
Lease liabilities	21	208,719	303,570
Total current liabilities		4,195,463	3,312,045

Non-current liabilities
Provisions	20	56,021	30,439
Lease liabilities	21	22,924	229,276
Deferred tax liability	9	81,698	121,901
Total non-current liabilities		160,643	381,616
Total liabilities		4,356,106	3,693,661
Net assets		1,830,415	11,162,576

EQUITY
Contributed equity	22	163,817,863	161,342,707
Reserves	23	4,388,628	6,535,556
Accumulated losses	24	(166,376,076)	(156,715,687)
Total equity		1,830,415	11,162,576

The above consolidated statement of financial position should be read in conjunction with the accompanying notes.

CONSOLIDATED STATEMENT OF CASH FLOWS

For the year ended June 30, 2024

(in Australian dollars)

	Note	2024 A$	2023 A$	2022 A$
Cash flows used in operating activities
Receipts from customers		7,885,121	8,771,325	5,745,162
Payments to suppliers and employees		(19,312,399)	(20,453,567)	(13,802,170)
R&D tax incentive and other grants received		1,748,230	1,959,147	2,397,552
Net cash flows used in operating activities	11	(9,679,048)	(9,723,095)	(5,659,456)

Cash flows from/(used in) investing activities
Purchases of plant and equipment		(32,967)	(17,552)	(63,926)
Purchases of intangible assets		-	-	(32,868)
Interest received		147,867	191,803	36,256
Payment for purchase of business, net of cash acquired	18	-	(486,188)	(3,400,625)
Net cash flows from/(used in) investing activities		114,900	(311,937)	(3,461,163)

Cash flows from financing activities
Proceeds from the issue of shares		2,577,147	7,172,399	-
Proceeds from borrowings		601,000	-	-
Equity transaction costs		-	(916,060)	(10,474)
Principal elements of lease payments		(348,906)	(336,396)	(268,590)
Interest paid		(6,848)	-	-
Net cash flows from financing activities		2,822,393	5,919,943	(279,064)

Net (decrease)/ increase in cash and cash equivalents		(6,741,755)	(4,115,089)	(9,399,683)
Cash and cash equivalents at beginning of year		7,851,197	11,731,325	20,902,282
Net foreign exchange difference		(88,834)	234,961	228,726
Cash and cash equivalents at end of year	11	1,020,608	7,851,197	11,731,325

The above consolidated statements of cash flows should be read in conjunction with the accompanying notes.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the year ended June 30, 2024

(in Australian dollars)

	Contributed equity	Reserves	Accumulated losses	Total equity
	A$	A$	A$	A$
Balance at June 30, 2021	153,574,974	11,033,279	(143,075,218)	21,533,035
Loss for the year	-	-	(7,130,998)	(7,130,998)
Other comprehensive income	-	27,864	-	27,864
Total comprehensive loss	-	27,864	(7,130,998)	(7,103,134)
Transactions with owners in their capacity as owners
Contributions of equity, net of transaction costs and tax	1,563,662	-	-	1,563,662
Issue of performance rights	-	437,508	-	437,508
	1,563,662	437,508	-	2,001,170
Balance at June 30, 2022	155,138,636	11,498,651	(150,206,216)	16,431,071
Loss for the year	-	-	(11,750,923)	(11,750,923)
Other comprehensive income	-	100,589	-	100,589
Total comprehensive loss	-	100,589	(11,750,923)	(11,650,334)
Transactions with owners in their capacity as owners
Contributions of equity, net of transaction costs	6,256,339	-	-	6,256,339
Valuation of warrants	(134,956)	134,956	-	-
Exercise of performance rights	82,688	(82,688)	-	-
Options/warrants expired	-	(5,241,452)	5,241,452	-
Issue of performance rights	-	125,500	-	125,500
	6,204,071	(5,063,684)	5,241,452	6,381,839
Balance at June 30, 2023	161,342,707	6,535,556	(156,715,687)	11,162,576
Loss for the year	-	-	(12,017,219)	(12,017,219)
Other comprehensive income	-	(16,266)	-	(16,266)
Total comprehensive loss	-	(16,266)	(12,017,219)	(12,033,485)
Transactions with owners in their capacity as owners
Contributions of equity, net of transaction costs	2,577,147	-	-	2,577,147
Valuation of warrants	(101,991)	101,991	-	-
Share-based payment expense	-	124,177	-	124,177
Options/warrants expired	-	(2,356,830)	2,356,830	-
Issue of performance rights	-	-	-	-
	2,475,156	(2,130,662)	2,356,830	2,701,324
Balance at June 30, 2024	163,817,863	4,388,628	(166,376,076)	1,830,415

The above consolidated statements of changes in equity should be read in conjunction with the accompanying notes.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended June 30, 2024

1. CORPORATE INFORMATION

Genetic Technologies Limited (the “Company”) is a molecular diagnostics company that offers predictive genetic testing and risk assessment tools. These consolidated financial statements comprise the Company and its subsidiaries (together referred to as the “Group”). The Financial Report of the Company for the year ended June 30, 2024 was authorized for issue in accordance with a resolution of the Directors dated on September 30, 2024. Genetic Technologies Limited is incorporated in Australia and is a company limited by shares. The Directors have the power to amend and reissue the financial statements.

The Company’s Ordinary Shares are publicly traded on the Australian Securities Exchange under the symbol GTG and, via Level II American Depositary Receipts, on the NASDAQ Capital Market under the ticker GENE.

2. SUMMARY OF MATERIAL ACCOUNTING POLICIES

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

(iv) Going concern

For the year ended June 30, 2024, the Company incurred a total comprehensive loss of A$12,033,485 (2023: A$11,650,334) and net cash outflow from operations of A$9,679,048 (2023: A$9,723,095). As at June 30, 2024, the Company held total cash and cash equivalents of A$1,020,608 and total net current assets deficiency of A$500,088.

On July 26, 2024 the Company announced that it was restructuring its operating model in order to significantly reduce ongoing operating losses and cash outflows. As part of the restructure the Company will be transitioning to a capital light operating model under which activities such as R&D and new product development, IP creation, laboratory testing, and the introduction of predictive genetic testing products that previously had been carried out in-house, would be variously ceased, outsourced and/or undertaken through partnering. Going forward the focus of the Company would be on growing revenues in its EasyDNA and AffinityDNA business, and commercialization of geneType in the U.S. through strategic partnerships.

The company expects to continue to incur losses and cash outflows for the foreseeable future as it continues to invest resources in research and development activities for geneType risk assessment tests and to invest in the commercialization activities for geneType, EasyDNA and AffinityDNA, via marketing, sales and distribution channels .

The continuing viability of the company and its ability to continue as a going concern, and meet its debts and commitments as they fall due, is dependent on the satisfactory completion of an equity raising forecast for the early part of the 2025 financial year. The Company does not currently have binding commitments from any party to subscribe for shares and any raise will be subject to maintaining active listing on the NASDAQ exchange as well as compliance with the Group’s obligations under ASX Listing Rule 7.1.

On August 23, 2024, the company received notification from The   Nasdaq Stock Market LLC that it is not in compliance with the minimum bid price requirement of Nasdaq Listing Rule 5550(a)(2) for continued listing on the Nasdaq Capital Market, since the closing bid price for the company’s American Depositary Shares (ADS) on the Nasdaq Capital Market was below US$1.00 for 30 consecutive trading days.

Under Nasdaq Listing Rule 5810(c)(3)(A), the company has a period of 180 calendar days from the date of Notification to regain compliance with the minimum bid requirement, during which time the ADS will continue to trade on the Nasdaq Capital Market. If at any time before February 19, 2025, the bid price of the ADS closes at or above US$1.00 per ADS for a minimum of 10 consecutive business days, the Company will regain compliance with the Minimum Bid Requirement.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

2. SUMMARY OF MATERIAL ACCOUNTING POLICIES (cont.)

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

(v) New standards and interpretations

  The Company has adopted all of the new or amended Accounting Standards and Interpretations issued by the Australian Accounting Standards Board (IFRS) that are mandatory for the current reporting period.

(vi) New standards and interpretations not yet adopted

The following new/amended standard and interpretations has been issued but are not mandatory for financial years ended June 30, 2024. It has not been adopted in preparing the financial statements for the year ended June 30, 2024 and is expected to impact the Company in the period of initial application. In all cases the Company intends to apply this standard from application date as indicated below.

IFRS Reference	Title and affected standard(s)	Nature of change	Application date	Impact on initial application
IFRS 18 (issued June 2024)	Presentation and Disclosure in Financial Statements

IFRS 18 replaces IFRS 101 Presentation of Financial Statements. The standard aims to improve how entities communicate in their financial statements, with a focus on information about financial performance in the statement of profit or loss.

The standard requires income and expenses to be classified in profit or loss as one of five categories, being investing, financing, income taxes, discontinued operations and operating (which is a residual category). There are also two mandatory sub-totals:

● Operating profit or loss

● Profit or loss before financing and income taxes, which comprises operating profit or loss and all investing income and expenses

IFRS 18 introduces new disclosure requirements related to management-defined performance measures in the notes to the financial statements.

			Annual reporting periods beginning on or after 1 January 2027	The Company has not yet assessed the impacts of IFRS 18.

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

2. SUMMARY OF MATERIAL ACCOUNTING POLICIES (cont.)

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

The consideration transferred in the acquisition is measured at fair value, as are the identifiable net assets acquired unless a measurement exception applied. Any goodwill that arises is tested annually for impairment (Note 2(k)). Any gain on a bargain purchase is recognized in profit or loss immediately. Transaction costs are expensed as incurred, except if related to the issue of debt or equity securities (Note 2(u)).

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

2. SUMMARY OF MATERIAL ACCOUNTING POLICIES (cont.)

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

(iii) Contract liabilities

The Group recognizes contract liabilities for consideration received in respect of unsatisfied performance obligations and reports these amounts in its consolidated statement of financial position. Similarly, if the Group satisfies a performance obligation before it receives the consideration, the Group recognizes either a contract asset or a receivable in its consolidated statement of financial position, depending on whether something other than the passage of time is required before the consideration is due.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

2. SUMMARY OF MATERIAL ACCOUNTING POLICIES (cont.)

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

2. SUMMARY OF MATERIAL ACCOUNTING POLICIES (cont.)

(j) Leases

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

2. SUMMARY OF MATERIAL ACCOUNTING POLICIES (cont.)

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

(n) Inventories

(i) Raw materials, work in progress and finished goods

Raw materials, work in progress and finished goods are stated at the lower of cost and net realizable value. Cost comprises direct materials, direct labor and an appropriate proportion of variable and fixed overhead expenditure, the latter being allocated on the basis of normal operating capacity. Costs are assigned to individual items of inventory on the basis of weighted average costs. Costs of purchased inventory are determined after deducting rebates and discounts. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

2. SUMMARY OF MATERIAL ACCOUNTING POLICIES (cont.)

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

Depreciation is calculated using the straight-line method to allocate their cost over their estimated useful lives or, in the case of leasehold improvements and certain leased plant and equipment, the shorter lease term as follows:

Plant and equipment	3 - 5 years
Furniture, fittings and equipment	3 - 5 years
Leasehold improvements	1 - 3 years (lease term)
Leased plant and equipment	3 years (lease term)

An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount (Note 2(k)).

Gains and losses on disposals are determined by comparing proceeds with carrying amount. These are included in profit or loss. When assets are sold, it is Company policy to transfer any amounts included in other reserves in respect of those assets to retained earnings.

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

2. SUMMARY OF MATERIAL ACCOUNTING POLICIES (cont.)

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

2. SUMMARY OF MATERIAL ACCOUNTING POLICIES (cont.)

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

On the basis of the Company’s losses, the outstanding options and performance rights as at June 30, 2024 are considered to be anti- dilutive and therefore were excluded from the diluted weighted average number of ordinary shares calculation.

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

Share-based payments transactions

The Company has determined that the fair value of the equity instruments is a critical judgement. The Company measures the cost of equity-settled transactions with employees and service providers by reference to the value of the equity instruments at the date on which they are granted. Management has determined the fair value by engaging an independent valuer for more complex equity instruments, such as warrants and performance rights, by using a Black-Scholes or Binomial model, and utilized internal resources to perform fair value of straight forward equity instruments by using Black-Scholes model.

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

Impairment of non-financial assets other than goodwill and other indefinite life intangible assets

The Group assesses impairment of non-financial assets other than goodwill and other indefinite life intangible assets at each reporting date by evaluating conditions specific to the Group and to the particular asset that may lead to impairment. If an impairment trigger exists, the recoverable amount of the asset is determined. This involves fair value less costs of disposal or value-in-use calculation which incorporate a number of key estimates and assumptions.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

4. REVENUE AND DEFERRED INCOME

4A. REVENUE

	2024 A$	2023 A$	2022 A$
Sales of EasyDNA branded test - point in time	6,162,865	7,698,605	5,989,782
Sales of AffinityDNA branded test - point in time	1,367,834	944,058	-
Sales of geneType branded test - point in time	134,085	43,455	7,551
License fees - over time	-	-	797,483
Total revenue from contract with customers	7,664,784	8,686,118	6,794,816

4B. DISAGGREGATION OF REVENUE FROM CONTRACTS WITH CUSTOMERS

The Group’s revenue disaggregated by primary geographical markets is as follows:

	2024 A$	2023 A$	2022 A$
America and Canada	1,666,961	2,242,169	2,274,551
Europe Middle East and Africa	4,069,799	4,494,626	2,501,302
Latin America	190,422	322,033	128,840
Asia Pacific	1,737,602	1,627,290	1,890,123
Total revenue	7,664,784	8,686,118	6,794,816

4C. CONTRACT BALANCES

	Note	2024 A$	2023 A$
Receivables, which are included in ‘net trade receivables’	12	209,254	1,049,393
Contract liabilities		741,647	849,212

Contract liabilities arises from revenue for all business units, which is the consideration received in respect of unsatisfied performance obligation. There are no contract assets as at 30 June 2024 (2023: Nil).

The amount of A$849,212 included in deferred income (contract liabilities) at 30 June 2023 has been recognized as revenue in 2024 (2023: A$814,150).

No revenue was recognized in 2024 from performance obligations satisfied (fully or partially unsatisfied) in previous periods (2023: Nil, 2022: Nil).

5. OTHER INCOME

	2024 A$	2023 A$	2022 A$
Research and development tax incentive income (1)	1,987,253	1,616,064	2,397,552
Other income	20,763	45,724	25,955
Net unrealized foreign exchange gain	(139,540)	152,963	244,762
Net realized foreign exchange gain	(19,745)	22,071	115,122
Total other income	1,848,731	1,836,822	2,783,391

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

5. OTHER INCOME (cont.)

R&D tax incentive

The Company’s research and development activities are eligible under an Australian government tax incentive for eligible expenditure. Management has assessed these activities and expenditure to determine which are likely to be eligible under the incentive scheme. Amounts are recognized when it has been established that the conditions of the tax incentive have been met and that the expected amount can be reliably measured. For the year ended June 30, 2024, the Company has included an item in other income of A$1,987,253 (2023: A$1,616,064, 2022: A$2,397,552) to recognize income over the period necessary to match the grant on a systematic basis with the costs that they are intended to compensate.

On December 5, 2019, the Treasury Laws Amendment (R&D Tax Incentive Bill 2019) was introduced into Parliament. The draft bill contains proposed amendments to the R&D tax incentive regulations. Under the proposed amendments, the refundable tax offset rate for companies with an aggregated turnover of less than A$20 million would become 41%. In lieu of that bill, the new legislation came into place.

6. EMPLOYEE BENEFITS EXPENSE

	2024 A$	2023 A$	2022 A$
Salaries and wages	6,351,193	4,938,516	4,490,186
Director fees	262,725	288,024	288,024
Superannuation contribution	417,145	415,128	347,018
Share-based payments	124,177	125,500	437,508
Other employee costs	430,867	440,898	305,919
Total employee benefits expenses	7,586,107	6,208,066	5,868,655

7. OTHER EXPENSES

	2024 A$	2023 A$	2022 A$
Buildings and facilities costs	748,864	695,844	748,580
Insurance	437,004	403,167	345,450
Investor relations and shareholder maintenance	349,441	469,151	344,355
Net unrealized foreign exchange loss	-	13,521	-
Bank and credit card merchant charges	391,627	426,589	296,883
IT and communication	627,169	670,008	84,133
Travel and entertainment	292,335	366,920	67,298
Administrative	281,898	370,571	121,184
Other expenses	393,436	271,259	146,492
Total other expenses	3,521,774	3,687,030	2,154,375

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

8. FINANCE INCOME / (FINANCE COSTS)

	2024 A$	2023 A$	2022 A$
Interest income	119,511	220,161	36,256
Total finance income	119,511	220,161	36,256

Lease interest	(17,639)	(29,515)	(15,215)
Interest paid	(33,983)	-	-
Total finance costs	(51,622)	(29,515)	(15,215)

9. INCOME TAX CREDIT/(EXPENSE)

	2024 A$	2023 A$	2022 A$
Reconciliation of income tax expense to prima facie tax payable
Loss before income tax credit	(12,017,219)	(11,909,252)	(7,163,123)
Tax at the Australian tax rate of 25% (2023: 25% and 2022: 25%)
	(3,004,305)	(2,977,313)	(1,790,781)
Tax effect amounts which are not deductible/(taxable) in calculating taxable income
Share-based payments expense	31,044	31,375	109,377
Non-deductible R&D expense subject to R&D tax incentive	1,056,910	919,785	1,116,714
Impairment of goodwill	333,000	461,250	-
Other assessable items	10,687	-	-
Income tax expenses before unrecognized tax losses	(1,572,664)	(1,564,903)	(564,690)

Difference in overseas tax rates	(1,873)	53,673	(79,604)
Over provision in prior years	(124,775)	(454,928)	(348,607)
Temporary differences not recognized	(440,162)	29,979	(301,694)
Research and development tax credit	(496,813)	(404,016)	(599,388)
Tax losses not recognized	2,655,894	2,543,441	1,861,858
Utilization of tax losses not previously recognized	(19,607)	(361,575)	-
Income tax credit	-	(158,329)	(32,125)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

9. INCOME TAX CREDIT/(EXPENSE) (cont.)

	2024 A$	2023 A$	2022 A$
Net deferred tax assets
Deferred tax liabilities recognized
Brands and trademarks	(81,698)	(121,901)	(148,013)
Total deferred tax liabilities	(81,698)	(121,901)	(148,013)

Deferred tax assets recognized
Tax losses	81,698	121,901	-
Total deferred tax assets	81,698	121,901	-

Deferred tax assets not recognized

Trade debtor	-	222,144	58,041
Capital raising costs	313,518	582,168	661,863
Intangible assets	1,058,658	1,407,570	1,456,225
Provisions	502,950	342,252	442,383
Total deferred tax assets	1,875,127	2,554,134	2,618,512
Deferred tax liabilities not recognized
Right-of-use assets	(37,102)	(127,388)	(161,787)
Total deferred tax liabilities	(37,102)	(127,388)	(161,787)
Net deferred tax assets on temporary differences not brought to account	(1,838,025)	(2,426,746)	(2,456,725)
Total net deferred tax assets/(liabilities)	-	-	(148,013)

	2024 A$	2023 A$	2022 A$
Tax losses
Unused tax losses for which no deferred tax asset has been recognized	128,351,776	119,096,654	105,287,311
Potential tax benefit	31,040,867	28,539,512	25,275,328
Potential tax benefit @ 26% (Australia)	24,675,913	21,897,732	19,020,914
Potential tax benefit @ 21% (USA)	6,006,091	6,568,458	5,950,299
Potential tax benefit @ 35% (Malta)	339,290	65,895	304,115
Potential tax benefit @ 19% (UK)	19,572	7,427	-

Subject to the Company continuing to meet the relevant statutory tests, the tax losses are available for offset against future taxable income.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

9. INCOME TAX CREDIT/(EXPENSE) (cont.)

At June 30, 2024, the Company had a potential tax benefit related to tax losses carried forward of A$31,040,867 (2023: A$28,539,512, 2022: A$25,275,328). Such amount includes net losses of A$6,006,091 (2023: A$6,568,458, 2022: A$5,950,299) related to subsidiaries in the United States (U.S.). The Tax Cuts and Jobs Act (TCJA) enacted by Congress in the U.S. on December 22, 2017 cut the top corporate income tax rate from 35% to 21%. For tax years beginning after December 31, 2017, the graduated corporate tax rate structure is eliminated, and corporate taxable income will be taxed at 21% flat rate. Additionally, the previous 20-year limitation on carry forward net operating losses (NOL’s) has been removed, allowing the NOL’s to be carried forward indefinitely. The remaining tax losses carried forward of A$24,675,913 (2023: A$21,897,732, 2022: A$19,020,914) are indefinite and are attributable to the Company’s operations in Australia, as well as A$339,290 (2023: A$65,895, 2022: A$304,115) and A$19,572 (2023: A$7,427, 2022: NIL) tax losses attributable to Company’s operations in Malta and UK, respectively. As such the total unused tax losses available to the Company, equal A$31,040,867 (2023: A$28,539,511, 2022: A$25,275,328).

As at balance date, there are unrecognized tax losses with a benefit of approximately A$31,040,867 (2023: A$28,539,511, 2022: A$25,275,328) that have not been recognized as a deferred tax asset to the Company. These unrecognized deferred tax assets will only be recognized if:

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

As at June 30, 2024, there are no unrecognized temporary differences associated with the Company’s investments in subsidiaries, as the Company has no liability for additional taxation should unremitted earnings be remitted (2023: Nil, 2022: Nil).

10. LOSS PER SHARE

The following reflects the income and share data used in the calculations of basic and diluted loss per share:

	2024 A$	2023 A$	2022 A$
Loss for the year	(12,017,219)	(11,750,923)	(7,130,998)
Weighted average number of Ordinary Shares used in calculating loss per share (number of shares)	132,217,246	101,380,750	92,203,483

Note:

None of the 400,000 (post share consolidation) (2023: 233,400,000 and 2022: 757,400,000) options/performance rights over the Company’s Ordinary Shares that were outstanding as at the reporting date are considered to be dilutive for the purposes of calculating diluted earnings per share.

The company undertook a share consolidation of equity security on December 18, 2023 on the basis of one (1) security for every 100 securities held.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

11. CASH AND CASH EQUIVALENTS

	2024 A$	2023 A$	2022 A$
Reconciliation of cash and cash equivalents

Cash at bank and on hand	1,020,608	7,851,197	11,731,325
Total cash and cash equivalents	1,020,608	7,851,197	11,731,325

Reconciliation of loss for the year
Reconciliation of loss for the year after income tax to net cash flows used in operating activities is as follows:
Loss for the year after income tax	(12,017,219)	(11,750,923)	(7,130,998)
Tax credit	-	158,329	32,125
Loss for the year before income tax	(12,017,219)	(11,909,252)	(7,163,123)

Adjust for non-cash items and non-operational items
Amortization and depreciation expenses	237,108	380,409	343,427
Depreciation of right-of-use of assets	297,780	296,174	235,241
Impairment of receivables	-	280,725	564,161
Impairment of goodwill	1,332,000	1,845,000	-
Share-based payments expense	124,177	125,500	437,508
Inventory written-off	-	-	30,214
Finance costs	51,622	29,515	15,215
Finance income	(119,511)	(220,161)	(36,256)

Net foreign exchange (gains) / losses	139,540	(152,963)	(244,762)
	(9,954,504)	(9,325,053)	(5,818,375)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

11. CASH AND CASH EQUIVALENTS (cont.)

	2024 A$	2023 A$	2022 A$
Reconciliation of cash and cash equivalents (cont.)

Adjust for changes in assets and liabilities
Decrease / (Increase) in trade and other receivables	(262,796)	256,213	(1,889,124)
(Increase) / Decrease in other operating assets	57,302	(232,961)	16,493
Decrease / (Increase) in inventories	119,425	72,257	(351,437)
Decrease / (Increase) in other non-current assets	-	-	97,868
(Decrease) / Increase in trade and other payables	306,845	(432,361)	2,178,301
(Decrease) / Increase in provisions	54,680	(61,190)	106,818
Net cash flows used in operating activities	(9,679,048)	(9,723,095)	(5,659,456)
Financing facilities available
As at June 30, 2024, the following financing facilities had been negotiated and were available:
Total facilities
Credit cards	188,500	188,630	190,020
Facilities used as at reporting date
Credit cards	(56,750)	(16,029)	-
Facilities unused as at reporting date
Credit cards	131,750	172,601	190,020

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

12. TRADE AND OTHER RECEIVABLES (CURRENT)

	2024 A$	2023 A$
Trade receivables	209,254	1,080,479
Less: impairment loss	-	(888,576)
Net trade receivables	209,254	191,903
Other receivables (1)	1,917,299	1,729,754
Total net current trade and other receivables	2,126,553	1,921,657

(1)	Other receivables includes the R&D tax incentive refund accrued for the 2024 financial year A$1,839,023 (2023: A$1,616,064).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

13. OTHER CURRENT ASSETS

	2024 A$	2023 A$
Prepayments	322,956	381,608
Bonds and deposits	18,790	17,440
Total current prepayments and other assets	341,746	399,048

14. PROPERTY, PLANT AND EQUIPMENT

	2024 A$	2023 A$
Laboratory equipment, at cost	973,778	975,619
Less: cost written-off during the year	-	(8,243)
Add: additions during the year	21,976	6,402
Less: accumulated depreciation	(973,593)	(941,545)
Add: accumulated depreciation written-off during the year	-	8,243
Net laboratory equipment	22,161	40,476
Computer equipment, at cost	289,265	292,817
Less: cost written-off during the year	(8,490)	(3,099)
Less: cost transferred	-	(11,603)
Add: additions during the year	10,639	11,150
Less: accumulated depreciation	(270,821)	(261,580)
Add: accumulated depreciation transferred	-	11,897
Add: accumulated depreciation written-off during the year	8,490	3,099
Net computer equipment	29,083	42,681
Office equipment, at cost	30,312	18,709
Less: cost written-off during the year	-	-
Add: cost transferred	-	11,603
Add: additions during the year	352
Less: accumulated depreciation	(29,213)	(11,949)
Less: accumulated depreciation transferred	-	(11,897)
Add: accumulated depreciation written-off during the year	-	-
Net office equipment	1,451	6,466
Total net property, plant and equipment	52,695	89,623

Reconciliation of property, plant and equipment
Opening gross carrying amount	1,290,605	1,284,395
Add: additions purchased during the year	32,967	17,552
Less: cost written-off during the year	(8,490)	(11,342)
Closing gross carrying amount	1,315,082	1,290,605
Opening accumulated depreciation and impairment losses	(1,200,982)	(978,220)
Add: accumulated depreciation written-off during the year	8,490	11,342
Less: cost written-off during the year	(76,699)	(234,697)
Add: foreign currency translation	6,804	593
Closing accumulated depreciation and impairment losses	(1,262,387)	(1,200,982)
Total net property, plant and equipment	52,695	89,623

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

14. PROPERTY, PLANT AND EQUIPMENT (cont.)

Reconciliation of movements in property, plant and equipment by asset category for the year ended June 30, 2024

Asset category	Opening net carrying Amount A$	Additions during year A$	Transfer during year A$	Depreciation expense A$	Foreign currency translation A$	Closing net carrying amount A$
Laboratory equipment	40,476	21,976	-	(40,290)	(1)	22,161
Computer equipment	42,681	10,639	-	(30,990)	6,753	29,083
Office equipment	6,466	352	-	(5,419)	52	1,451
Totals	89,623	32,697	-	(76,699)	6,804	52,695

Reconciliation of movements in property, plant and equipment by asset category for the year ended June 30, 2023

Asset category	Opening net carrying Amount A$	Additions during year A$	Transfer during year A$	Depreciation expense A$	Foreign currency translation A$	Closing net carrying amount A$
Laboratory equipment	231,004	6,402	-	(196,928)	(2)	40,476
Computer equipment	62,631	11,150	294	(31,394)	-	42,681
Office equipment	12,540	-	(294)	(6,375)	595	6,466
Totals	306,175	17,552	-	(234,697)	593	89,623

15. GOODWILL

The following table shows the movements in goodwill:

	2024	2023
	A$	A$
Gross carrying amount:
Balance at beginning of period	4,961,893	4,506,653
Acquired through business combination	-	455,240
Balance at end of period	4,961,893	4,961,893

Accumulated impairment:
Balance at beginning of period	(1,845,000)	-
Impairment loss recognized	(1,332,000)	(1,845,000)
Balance at end of period	(3,177,000)	(1,845,000)
Carrying amount at the end of the period	1,784,893	3,116,893

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

15. GOODWILL (cont.)

(i) Impairment testing for CGUs containing goodwill

For the purpose of impairment testing, goodwill has been allocated to the Group’s CGUs as follows:

	2024	2023
	A$	A$
Net carrying amount at the end of the period:
EasyDNA	1,329,653	2,661,653
AffinityDNA	455,240	455,240
Goodwill allocation at 30 June	1,784,893	3,116,893

(ii) Key assumptions used for value-in-use calculations

The estimates below were used in the goodwill impairment assessment for the acquired EasyDNA and AffinityDNA businesses:

	EasyDNA	AffinityDNA
Revenue growth (FY2025 to FY2029)	4.3%	4.3%
Cost of inventory inputs	47.4%	57.5%
Pre-tax discount rate	22.7%	22.7%
Post-tax discount rate	17.0%	17.0%
Growth rate beyond FY2029	4.3%	4.3%

The key assumptions in the value-in-use impairment tests are estimated post-tax cash flows, revenue growth rates, gross margins and the discount rate. Management is aware that reasonably possible negative changes in the estimated post-tax cash flows or the discount rate could cause the recoverable amount to fall below the carrying amounts of the acquired EasyDNA and AffinityDNA businesses.

(iii) Impairment charge for goodwill

EasyDNA

Based upon the impairment testing undertaken by management for the financial year ending June 30, 2024 an impairment loss of A$1,332,000 (2023: 1,845,000) was recorded for the goodwill asset recorded as part of the EasyDNA business acquisition indicating that the carrying value exceeded the recoverable amount of the CGU as at 30 June 2024. Although significant revenue was recorded in the financial year for EasyDNA, revenue did not meet forecast expectations. Management believes there were a number of contributing factors, including increased competition for the genetic tests offered by EasyDNA, loss of access to pet DNA tests and regulatory changes in France banning sales of paternity tests there.

Following the impairment loss recognized in the Group’s EasyDNA CGU, the recoverable amount was equal to the carrying amount. Therefore, any adverse movement in a key assumption would lead to further impairment.

AffinityDNA

Management’s assessment of impairment for AffinityDNA did not result in an impairment for AffinityDNA as the recoverable amounts exceeds its carrying value by A$308,000.

Sensitivity analysis undertaken on the key impairment model assumptions indicates that in order for the recoverable amount to be equal to their carrying value for AffinityDNA, the discount rate would need to increase to 20.0% and revenue growth rate would need to decrease by 1.8 percentage points. Management is not aware of any events that are expected to have an adverse effect on revenue growth.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

16. OTHER INTANGIBLE ASSETS

The following table shows the movements in other intangible assets:

	2024	2023
	A$	A$
Other intangible assets:
Gross carrying amount
Balance at beginning of period	794,682	753,418
Brands, trademark and trade names, acquired through business combination	-	41,264
Domain names	-	-
Balance at end of period	794,682	794,682

Accumulated amortization:
Balance at beginning of period	(274,210)	(128,498)
Amortization for the period	(160,408)	(145,712)
Balance at end of period	(434,618)	(274,210)
Carrying amount at the end of the period	360,064	520,472

Brand, trademark, trade names and domain names acquired in a business combination that qualify for separate recognition are recognized as intangible assets at their fair values. Brands, trademarks and trade names acquired through business combination for EasyDNA and AffinityDNA have been recognized as one category of intangible asset for each segment as they are interconnected elements that collectively contribute to a company’s image, recognition, and legal protection. They are essential components for establishing a strong market presence, building consumer trust, and safeguarding a company’s intellectual property.

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

Brand, trademark, trade names and domain names are amortized on a straight-line basis over their estimated useful lives of five years.

17. BORROWINGS

	2024 A$	2023 A$
R&D loan	601,000	-
Insurance premium funding	42,546	-
Total current borrowings	643,546	-

Refer to note 32 for further information on financial instruments.

On March 25, 2024 the Group received a secured loan of A$601,000 from Radium Capital. The loan is secured against the anticipated R&D tax incentive refund for the year ended 30 June 2024 and attracts interest at 1.33% per month. The amount of the loan represents 80% of the estimated R&D tax refund based on qualifying expenditure for the six months to December 31, 2023. The loan plus any interest are payable upon receipt of the Group’s R&D refund.

In November 2023 the Group entered into a funding agreement with First Insurance to finance part of the Group’s annual insurance program of approximately A$271,000 over a 9-month period. At balance date the amount remaining outstanding is A$42,546.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

18. BUSINESS ACQUISITION

Prior year’s business acquisition

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

AffinityDNA reported revenue of A$1,367,834 and incurred an operating loss of A$43,001 in this year compared to the previous year of A$944,058 and A$89,618, respectively (see Note 26).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

19. TRADE AND OTHER PAYABLES (CURRENT)

	2024 A$	2023 A$
Trade payables	1,458,181	837,952
Accrued expenses	378,905	618,163
Other payables	193,437	161,218
Total current trade and other payables	2,030,523	1,617,333

20. PROVISIONS (CURRENT AND NON-CURRENT)

	2024 A$	2023 A$
Current provisions
Annual leave	404,269	328,924
Long service leave	75,169	121,416
Make good (1)	91,590	91,590
Total current provisions	571,028	541,930
Non-current provisions
Long service leave	56,021	30,439
Total non-current provisions	56,021	30,439
Total provisions	627,049	572,369

(1)	Make good provision in respect of the lease of the Melbourne office and laboratory

	2024 A$	2023 A$
Reconciliation of annual leave provision
Balance at the beginning of the financial year	328,924	312,665
Add: obligation accrued during the year	532,366	400,780
Less: utilized during the year	(365,705)	(388,457)
Less: paid off during the year	(91,316)	3,936
Balance at the end of the financial year	404,269	328,924
Reconciliation of long service leave provision
Balance at the beginning of the financial year	151,855	229,304
Add: obligation accrued during the year	35,779	21,723
Less: reversal during the year	(56,444)	(472)
Less: paid off during the year	-	(98,700)
Balance at the end of the financial year	131,190	151,855

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

21. RIGHT-OF-USE ASSET / (LEASE LIABILITIES)

(a) Amounts recognized in the statement of financial position

The statement of financial position shows the following amounts relating to leases:

	2024	2023
	A$	A$
Right-of-use assets
Right-of-use assets	211,796	509,553

Lease Liabilities
Lease liabilities - Current	(208,719)	(303,570)
Lease liabilities - Non-Current	(22,924)	(229,276)
Total	(231,643)	(532,846)

(b) Amounts recognized in the statement of profit or loss

The statement of profit or loss under general and administrative expenses includes the following amounts relating to leases:

	2024	2023
	A$	A$
Depreciation charge of right-of-use assets
Depreciation Expense (for Leased Assets)	297,780	296,174
Interest expense (included in finance costs)	17,639	29,515

Low value leases	32,094	32,094

During the financial year ended June 30, 2024, the total cash outflow was A$348,906 (2023: A$336,396).

22. CONTRIBUTED EQUITY

	2024 A$	2023 A$
Issued and paid-up capital
Fully paid Ordinary Shares	163,817,863	161,342,707
Total contributed equity	163,817,863	161,342,707

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

22. CONTRIBUTED EQUITY (cont.)

Movements in shares on issue

Year ended June 30, 2024	Number of Shares	A$
Balance at the beginning of the financial year	11,541,658,143	161,342,707
Share consolidation	(11,426,240,897)	-
Shares issued during the year	16,800,000	3,111,758
Less: transaction costs arising on share issue	-	(534,611)
Less: valuation of warrants to be issued	-	(101,991)
Balance at the end of the financial year	132,217,246	163,817,863

Year ended June 30, 2023	Number of Shares	A$
Balance at the beginning of the financial year	9,233,965,143	155,138,636
Shares issued during the year	2,307,693,000	7,172,399
Add: Exercise of performance rights	-	82,688
Less: transaction costs arising on share issue (i)	-	(916,060)
Less: valuation of warrants to be issued	-	(134,956)
Balance at the end of the financial year	11,541,658,143	161,342,707

(i)	The details of securities arising on shares issued for the year ended June 30, 2024 and June 30 2023 are as below:

●	On February 7, 2023, the Company issued 3,846,155 ADSs (769,231 post share and ADS consolidation), each representing six hundred (600) of the Company’s ordinary shares, totaling 2,307,693,000 ordinary shares (23,076,930 post share consolidation), at a purchase price of United States Dollars (US$) US$1.30 per ADS. The gross proceeds for this offering were approximately US$5 million. Against the offering, the Company agreed to issue 250,000 warrants exercisable at US$1.625 each, expiring in 5 years from issue date, to H.C. Wainwright & Co which would form part of cost of raising capital. The said warrants are subject to shareholder approval at the Company’s 2023 annual general meeting.
●	On December 18, 2023 the company undertook a share consolidation of its equity securities on the basis of one (1) ordinary share for every 100 ordinary shares held. The company also simultaneously adjusted its ADS Ratio from the then-existing ratio of one ADS representing 600 ordinary shares to one ADS representing 30 ordinary shares. Our ordinary shares continue to be traded on the ASX, under the symbol “GTG.” The ADSs continue to be traded on The Nasdaq Stock Exchange under the symbol “GENE”.
●	On April 19, 2024 the Company issued 16,800,000 ordinary shares represented by 560,000 ADSs at an offering price of US$2.00 per ADS. This was part of an offering to institutional investors who also entered definitive agreement to the purchase and sale of pre-funded warrants to purchase 13,200,000 ordinary shares represented by 440,000 ADSs, at an offering price of US$1.999 per pre-funded warrant. Each ADS represents 30 ordinary shares. The pre-funded warrants will have an exercise price of US$0.001 per ADS, will be immediately exercisable and may be exercised at any time until all of the pre-funded warrants issued in the offering are exercised in full. On exercise of the pre-funded warrants ordinary shares represented by the ADSs will be issued. The gross proceeds from this offering were approximately US$2 million.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

23. RESERVES

	2024 A$	2023 A$
Foreign currency translation	831,142	847,408
Share-based payments	3,557,486	5,688,148
Total reserves	4,388,628	6,535,556
Reconciliation of foreign currency translation reserve
Balance at the beginning of the financial year	847,408	746,819
Add: net currency translation gain / (loss)	(16,266)	100,589
Balance at the end of the financial year	831,142	847,408
Reconciliation of share-based payments reserve
Balance at the beginning of the financial year	5,688,148	10,751,832
Add: share-based payments expense	124,177	-
Add: Issue of performance rights	-	125,500
Add: Valuation of warrants	101,991	134,956
Less: Options/warrants expired	(2,356,830)	(5,241,452)
Less: Exercise of performance rights	-	(82,688)
Balance at the end of the financial year	3,557,486	5,688,148

Share Based Payments Reserve

Nature and Purpose

The share-based payment reserve records items recognized as expenses on valuation of warrants, share options, and performance shares issued to capital raising agents, key management personnel, other employees, and eligible contractors.

Warrants

During the financial year ended June 30, 2024, the following warrants were issued to as a part of capital raising costs.

		2024
Valuation date		December 22, 2023
Grant Date		December 22, 2023
Warrants issued		65,000
Underlying asset price	US$	2.21
Risk free rate		4.175%
Volatility		80%
Exercise price presented in United States Dollar	US$	2.50
Exchange rate at valuation date	A$	1 to USD$0.680
Exercise price presented in Australian Dollar	A$	3.676
Time to maturity of underlying warrants (years)		5.32
Value per warrant in Australian Dollar	A$	1.569
Model used		Black Scholes
Valuation amount	A$	101,991

During the financial year ended June 30, 2023, the following warrants were issued to as a part of capital raising costs.

		2023
Valuation date		December 20, 2022
Grant Date		December 20, 2022
Warrants issued		250,000
Underlying asset price	A$	1.525
Risk free rate		4.1%
Volatility		75%
Exercise price presented in United States Dollar	US$	1.625
Exchange rate at valuation date	A$	1 to USD$0.669
Exercise price presented in Australian Dollar	A$	2.429
Time to maturity of underlying warrants (years)		5.12
Value per warrant in Australian Dollar	A$	0.5398
Model used		Black Scholes
Valuation amount	A$	134,956

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

23. RESERVES (cont.)

No warrants were issued for the financial year ended June 30, 2022.

Share Options

No share options were issued during the financial year ending June 30, 2024, June 30, 2023 or June 30, 2022.

Performance Rights

No Performance Rights were issued for financial years ended June 30, 2024 and June 30, 2023.

The following information relates to issued Performance Rights for the year ended June 30, 2022:

Performance rights issued to	Grant date for performance rights issued	Pre share consolidation	Post share consolidation

Adam Kramer (2)	March 3, 2021	3,937,500	-
Mike Tonroe (2)	June 15, 2021	40,000,000	-
Carl Stubbings (1)	September 22, 2021	20,000,000	200,000
Kevin Camilleri (1)	November 22, 2021	20,000,000	200,000

Note:

(1) As a result of the share consolidation that occurred on December 18, 2023 whereby the company’s equity securities where consolidated on the basis of one (1) ordinary share for every 100 ordinary shares held, the number of performance rights of Carl Stubbings and Kevin Camilleri were reduced to 200,000 each, as noted above.

(2) The performance rights issued to Adam Kramer and Mike Tonroe were forfeited in the year ended June 30, 2023 prior to the share consolidation.

	2022
Grant Date		March 3, 2021	June 15, 2021	September 22, 2021	November 22, 2021
Performance rights issued		3,937,500	40,000,000	20,000,000	20,000,000
Post share consolidation		39,375	400,000	200,000	200,000
Dividend yield		-	-	-	-
Historic volatility and expected volatility		161	152	149	150%
Performance rights exercise price	A$	0.009	0.0069	0.0047	0.0038
Fair value of performance rights at grant date	A$	0.012	0.0073	0.0052	0.0042
Weighted average exercise price	A$	0.008	0.008	0.008	0.008
Risk-free interest rate		0.110	0.085	0.160	0.960%
Expected life of the performance rights		2.02 years	3 years	3 years	3 years
Model used		Binomial	Binomial	Binomial	Binomial
Valuation amount	A$	47,250	291,428	103,104	83,216

Foreign currency translation reserve

Nature and Purpose

Exchange differences arising on translation of the foreign controlled entities are recognized in other comprehensive income as described in Note 2(e) and accumulated in a separate reserve within equity. The cumulative amount is reclassified to profit or loss when the net investment is disposed of.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

24. ACCUMULATED LOSSES

	2024 A$	2023 A$
Balance at the beginning of the financial year	(156,715,687)	(150,206,216)
Add: net loss attributable to owners of Genetic Technologies Limited	(12,017,219)	(11,750,923)
Less: Options/warrants expired	2,356,830	5,241,452
Balance at the end of the financial year	(166,376,076)	(156,715,687)

25. SHARE OPTIONS

Employee Option Plan

The fair value of options granted under an Employee Option Plan is recognized as an employee benefit expense with a corresponding increase in equity. The fair value is measured at grant date and recognized over the vesting period over which the service vesting conditions are to be satisfied. Employee Option Plan options have no other vesting conditions. The fair value at grant date is determined by management with the assistance of an independent valuer, using a Black-Scholes option pricing model or a Binomial model simulation analysis. The total amount to be expensed is determined by reference to the fair value of the options granted:

●	including any market performance conditions (where the exercise price, vesting or exercisability is related to the market price of an entity’s instruments)
●	excluding the impact of any service and non-market performance vesting conditions (e.g. remaining an employee over a specified time period)

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

On November 30, 2001, the Directors of the Company established a Staff Share Plan. On November 19, 2008, the shareholders of the Company approved the introduction of a new Employee Option Plan. Under the terms of the respective Plans, the Directors may, at their discretion, grant options over the ordinary shares in the Genetic Technologies Limited to executives, consultants, employees, and former Non-Executive Directors, of the Company. The options, which are granted at nil cost, are not transferable and are not quoted on the ASX. As at June 30, 2024 there were no options held under the Plans.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

25. SHARE OPTIONS (cont.)

(i) Fair value of options granted

During the year ended June 30, 2024, there were no options granted (2023: Nil, 2022: Nil).

Set out below are summaries   of all unlisted options, including ESOP which were issued in prior periods:

	2024		2023
	Average exercise price per share option A$	Number of options	Average exercise price per share option A$	Number of options
Opening balance	0.008	8,400,000	0.008	492,400,000
Lapsed during the year	0.008	(8,400,000)	0.008	(481,500,000)
Forfeited during the year	0.008	-	0.008	(2,500,000)
Closing balance	-	-	0.008	8,400,000

The movements in the number of options granted under the Employee share plans are as follows:

	2024		2023
	Average exercise price per share option A$	Number of options	Average exercise price per share option A$	Number of options
Balance at the beginning of the financial year	0.008	8,400,000	0.008	10,900,000
Add: options granted during the year	-	-	-	-
Less: options lapsed during the year	0.008	(8,400,000)	-	-
Less: options forfeited during the year	-	-	0.008	(2,500,000)
Balance at the end of the financial year	-	-	0.008	8,400,000

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

25. SHARE OPTIONS (cont.)

The number of options outstanding as at June 30, 2024 and June 30, 2023 by ASX   code, including the respective dates of expiry and exercise prices, are tabled below. The options tabled below are not listed on ASX.

	2024		2023
Unlisted options	Average exercise price per share option A$	Number of options	Average exercise price per share option A$	Number of options
ESOP options (expiring December 1, 2023)	-	-	0.008	8,400,000
Total	-	-	0.008	8,400,000
Exercisable at the end of the financial year	-	-	0.008	8,400,000

The weighted average remaining contractual life of options outstanding as at June 30, 2024 was 0 years (2023: 0.42 years).

26. SEGMENT INFORMATION

(a) Identification of reportable segments

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

26. SEGMENT INFORMATION (cont.)

(b) Business unit segments

The segment information for the reportable segments is as follows:

2024	AffinityDNA	EasyDNA	geneType/ Corporate	Total
	A$	A$	A$	A$

Segment revenue & other income
Revenue from contracts with customers	1,367,834	6,162,865	134,085	7,664,784
Other income	-	-	1,848,731	1,848,731
Finance income	-	-	119,511	119,511
Total segment revenue & other income	1,367,834	6,162,865	2,102,327	9,633,026

Segment expenses
Depreciation and amortization	(24,703)	(30,157)	(480,028)	(534,888)
Finance costs	(1,698)	(532)	(49,392)	(51,622)
Raw materials and change in inventories	(545,875)	(2,815,189)	(399,246)	(3,760,310)
Commissions	(57,155)	(159,259)	-	(216,414)
Employee benefits expenses	(275,143)	(1,440,129)	(5,870,835)	(7,586,107)
Advertising and promotional expenses	(87,581)	(1,025,290)	(1,496,444)	(2,609,315)
Professional fees	(197,508)	(80,199)	(1,007,354)	(1,285,061)
Research and development expenses	-	-	(752,754)	(752,754)
Impairment expenses	-	(1,332,000)	-	(1,332,000)
Other expenses	(221,172)	(788,910)	(2,511,692)	(3,521,774)
Total segment expenses	(1,410,835)	(7,671,665)	(12,567,745)	(21,650,245)

Income tax credit	-	-	-	-
Loss for the period	(43,001)	(1,508,800)	(10,465,418)	(12,017,219)
Total Segment Assets	528,078	1,838,706	3,819,736	6,186,521
Total Segment Liabilities	(204,852)	(1,156,382)	(2,994,872)	(4,356,106)

2023	AffinityDNA	EasyDNA	geneType/ Corporate	Total
	A$	A$	A$	A$

Segment revenue & other income
Revenue from contracts with customers	944,058	7,698,605	43,455	8,686,118
Other income	-	17	1,836,805	1,836,822
Finance income	-	-	220,161	220,161
Total segment revenue & other income	944,058	7,698,622	2,100,421	10,743,101

Segment expenses
Depreciation and amortization	(22,310)	(30,074)	(624,199)	(676,583)
Finance costs	(2,693)	(2,132)	(24,690)	(29,515)
Raw materials and change in inventories	(404,660)	(3,896,000)	(34,605)	(4,335,265)
Commissions	(42,727)	(193,292)	-	(236,019)
Employee benefits expenses	(209,219)	(1,593,699)	(4,405,148)	(6,208,066)
Advertising and promotional expenses	(35,926)	(1,681,875)	(994,552)	(2,712,353)
Professional fees	(62,522)	(18,414)	(1,279,704)	(1,360,640)
Research and development expenses	-	-	(1,281,157)	(1,281,157)
Impairment expenses	-	(2,125,725)	-	(2,125,725)
Other expenses	(253,619)	(1,028,670)	(2,404,741)	(3,687,030)
Total segment expenses	(1,033,676)	(10,569,881)	(12,513,521)	(22,652,353)

Income tax credit	-	-	158,329	158,329
Loss for the period	(89,618)	(2,871,259)	(10,254,771)	(11,750,923)
Total Segment Assets	625,421	3,320,967	10,909,849	14,856,237
Total Segment Liabilities	(208,468)	(1,308,206)	(2,176,987)	(3,693,661)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

26. SEGMENT INFORMATION (cont.)

2022	AffinityDNA	EasyDNA	geneType/ Corporate	Total
	A$	A$	A$	A$

Segment revenue & other income
Revenue from contracts with customers	-	5,989,782	805,034	6,794,816
Other income	-	-	2,783,391	2,783,391
Finance income	-	-	36,256	36,256
Total segment revenue & other income	-	5,989,782	3,624,681	9,614,463

Segment expenses
Depreciation and amortization	-	-	(578,668)	(578,668)
Finance costs	-	-	(15,215)	(15,215)
Raw materials and change in inventories	-	(2,951,815)	(61,719)	(3,013,534)
Commissions	-	(156,625)	-	(156,625)
Employee benefits expenses	-	(1,235,657)	(4,632,998)	(5,868,655)
Advertising and promotional expenses	-	(1,079,291)	(806,111)	(1,885,402)
Professional fees	-	(21,685)	(1,813,759)	(1,835,444)
Research and development expenses	-	-	(705,507)	(705,507)
Impairment expenses	-	-	(564,161)	(564,161)
Other expenses	-	(721,226)	(1,433,149)	(2,154,375)
Total segment expenses	-	(6,166,299)	(10,611,287)	(16,777,586)

Income tax credit	-	-	32,125	32,125
Loss for the period	-	(176,517)	(6,954,481)	(7,130,998)
Total Segment Assets	-	2,668,618	18,133,080	20,801,698
Total Segment Liabilities	-	(1,969,878)	(2,400,749)	(4,370,627)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

26. SEGMENT INFORMATION (cont.)

(c) Geographic information

In presenting the geographic information, segment revenue has been based on geographic location of customers. The geographic information for the reportable segments is as follows:

2024	AffinityDNA	EasyDNA	geneType/ Corporate	Total
	A$	A$	A$	A$

America and Canada	21,510	1,557,464	87,987	1,666,961
Europe Middle East and Africa	1,014,614	3,055,185	-	4,069,799
Latin America	6,860	183,562	-	190,422
Asia Pacific	324,850	1,366,654	46,098	1,737,602
Total revenue	1,367,834	6,162,865	134,085	7,664,784

2023	AffinityDNA	EasyDNA	geneType/ Corporate	Total
	A$	A$	A$	A$

America and Canada	15,056	2,190,352	36,761	2,242,169
Europe Middle East and Africa	766,040	3,728,586	-	4,494,626
Latin America	144,727	177,306	-	322,033
Asia Pacific	18,235	1,602,361	6,694	1,627,290
Total revenue	944,058	7,698,605	43,455	8,686,118

F-43

2022	AffinityDNA	EasyDNA	geneType/ Corporate	Total
	A$	A$	A$	A$

America and Canada	-	2,267,474	7,077	2,274,551
Europe Middle East and Africa	-	2,501,302	-	2,501,302
Latin America	-	128,840	-	128,840
Asia Pacific	-	1,092,166	797,957	1,890,123
Total revenue	-	5,989,782	805,034	6,794,816

27. SHARE BASED PAYMENTS

(a) Employee option plan

There were no new options issued under the Employee Option Plan during the financial years ending June 30, 2024, June 30, 2023 and June 30, 2022.

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

These performance rights above lapsed during the year ended June 30, 2024.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

27. SHARE BASED PAYMENTS (cont.)

(b) Performance Rights Issuance (cont.)

During the financial year ending June 30, 2022, the Board has approved for the following performance rights to be issued to the Key Management Personnel below:

●	40,000,000 Performance Rights to Mr. Michael Tonroe
●	20,000,000 Performance Rights to Mr. Carl Stubbings
●	20,000,000 Performance Rights to Mr. Kevin Camilleri

The performance rights issued to Mr. Michael Tonroe were forfeited during the 2023 financial year following his resignation. The performance rights issued to Mr. Carl Stubbings and Mr. Kevin Camilleri remain exercisable at June 30, 2024, if vesting conditions are met. However, following a share consolidation of equity securities on December 18, 2023 on the basis of one (1) security for every 100 securities held, Mr. Carl Stubbings and Mr. Kevin Camilleri hold 200,000 performance rights each.

The Company has accounted for these performance rights in accordance with its accounting policy for share-based payment transactions and has recorded a share-based payments expense of A$124,177 in the Statement of Profit or Loss and Other Comprehensive Income for the current reporting period (2023: A$125,500 and 2022: A$437,508).

Valuation of Performance Rights

The Performance Rights are not currently quoted on the ASX and as such have no ready market value. The performance rights each grant the holder a right of grant of one ordinary Share in the Company upon vesting of the performance rights for nil consideration. Accordingly, the performance rights may have a fair value at the date of their grant. Various factors impact upon the value of performance rights including:

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

27. SHARE BASED PAYMENTS (cont.)

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

There were no performance rights issued for the year ended June 30, 2023 or June 30, 2024.

Performance rights issued during the year ended June 30, 2022

The performance rights for key management personnel vest and are exercisable upon the Share price reaching A$0.016 while or greater for more than 15-day consecutive ASX trading days.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

27. SHARE BASED PAYMENTS (cont.)

Performance rights issued during prior year

	Number of Performance Rights issued	Valuation (cents)	Total fair value of Performance Rights A$	Expense accounted for in 2022 A$	Expense accounted for during the year A$
Mr. Carl Stubbings	20,000,000	0.52	103,104	26,459	34,368
Mr. Kevin Camilleri	20,000,000	0.42	83,216	16,719	27,739
Total	40,000,000		186,320	43,178	62,107

The performance rights issued to Mr. Carl Stubbings and Mr. Kevin Camilleri remain exercisable at June 30, 2024, if vesting conditions are met. However, following a share consolidation of equity securities on December 18, 2023 on the basis of one (1) security for every 100 securities held, Mr. Carl Stubbings and Mr. Kevin Camilleri hold 200,000 performance rights each.

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

27. SHARE BASED PAYMENTS (cont.)

(c) Expenses arising from share-based payment transactions

Total expenses arising from share-based payment transactions recognized during the period as part of employee benefit expense and equity raising expenses were as follows:

	2024	2023	2022
	A$	A$	A$
Warrants to be issued H.C. Wainwright, subject to shareholder approval	101,991	134,956	-
Performance rights issued	124,177	125,500	436,119
Options issued under employee option plan	-	-	1,389
Total expenses arising from share-based payments	226,168	260,456	437,508

28. CAPITAL COMMITMENTS

There were no significant contracted capital expenditures at the end of the reporting periods ending June 30, 2024, 2023 & 2022.

29. AUDITORS’ REMUNERATION

	2024 A$	2023 A$	2022 A$
Audit and assurance services
PricewaterhouseCoopers in respect of:
Audit (1)	-	-	20,000
Grant Thornton Audit Pty Ltd in respect of:
Audit (1)	332,706	320,569	241,882
All other fees (2)	-	-	30,000
Total remuneration in respect of audit services	332,706	320,569	305,833

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

29. AUDITORS’ REMUNERATION (cont.)

(1)	Audit fees consist of services that would normally be provided in connection with statutory, half year review, and regulatory filings or engagements, including services that generally only the independent accountant can reasonably provide.

(2)	All other fees consist of fees billed for financial and information technology due diligence services in respect of the Company’s acquisition of the business and assets associated with the EasyDNA brand that completed on August 13, 2021.

30. RELATED PARTY DISCLOSURES

Ultimate parent

Genetic Technologies Limited is the ultimate Australian parent company. As at the date of this Report, no shareholder controls more than 50% of the issued capital of the Company.

Transactions within the Company and with other related parties

During the financial years ended June 30, 2024, 2023 and 2022, other than compensation paid to directors and other members of key management personnel, see “Item 6.B Compensation”, the only transactions between entities within the Company and other related parties are as listed below. Except where noted, all amounts were charged on similar to market terms and at commercial rates.

Performance Rights Issuance

During the financial year ending June 30, 2022, the Board has approved for the following Performance Rights to be issued to the Key Management Personnel below:

●	40,000,000 Performance Rights to Mr. Michael Tonroe
●	20,000,000 Performance Rights to Mr. Carl Stubbings
●	20,000,000 Performance Rights to Mr. Kevin Camilleri

The performance rights issued to Mr. Michael Tonroe were forfeited during the 2023 financial year following his resignation. The performance rights issued to Mr. Carl Stubbings and Mr. Kevin Camilleri remain exercisable at June 30, 2024, if vesting conditions are met. However, following a share consolidation of equity securities on December 18, 2023 on the basis of one (1) security for every 100 securities held, Mr. Carl Stubbings and Mr. Kevin Camilleri hold 200,000 performance rights each.

The Company has accounted for these Performance Rights in accordance with its accounting policy for share-based payment transactions and has recorded A$124,177 (2023: A$125,500 and 2022: A$437,508) of associated expense in the reporting period.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

30. RELATED PARTY DISCLOSURES (cont.)

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

During the reporting period, the Company had not transacted with The CFO Solution towards provision of overall CFO, accounting and other finance related activities (2023: Nil, 2022: A$91,615).

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

During the reporting period, the Company had not transacted with Mr. Stanley Sack’s entity Cobben Investments towards provision of consulting services in relation to provision of duties related to Chief Operating Officer of the Company (2023: Nil & 2022: A$107,187).

Mr. Peter Rubinstein (Non-Executive Director and Chairman)

During the financial year ended June 30, 2020, the Board approved to obtain consulting services in relation to capital raises, compliance, NASDAQ hearings and investor relations from its Non-Executive Director and current Chairman, Mr. Peter Rubinstein. The services procured were through Mr. Peter Rubinstein’s associate entity ValueAdmin.com Pty Ltd and amounted to A$45,000 (2023: A$60,000 & 2022: A$60,000) that is included as part of the cash salary and fees in the remuneration report as at June 30, 2024.

Dr. Jerzy Muchnicki (Non-Independent Non-Executive Director)

During the financial year ended June 30, 2022, the Board approved to obtain consulting services in relation to PRS and Germline Integration; Epigenetics; Somatic Testing; NIPT; Carrier testing and related marketing advice from its Non-Independent Non-Executive Director, Dr. Jerzy Muchnicki. The services procured were through Dr. Jerzy Muchnicki’s private consultancy and amounted to A$22,692 (2023: Nil & 2022: A$50,000) that is included as part of the cash salary and fees in the remuneration report as at June 30, 2024.

Mr. Kevin Camilleri (Chief Executive Officer of EasyDNA)

The Company leases its offices in Malta at 36 Triq ir-Russell, Kappara from Kevin Camilleri. The lease commenced August 13, 2021 and ends December 31, 2024. Extension beyond December 31, 2024 requires a new lease to be entered. After the first year, the lease can be terminated by the lessee, at any time, by providing three months’ notice. A Euro 4,500 refundable security deposit was paid at inception. Annual rents during the term of the lease are fixed as follows; years ending December 31, 2021 (August 13, 2021 to December 31, 2021) Euro 6,920, 2022 Euro 18,900, 2023 Euro 19,845 and 2024 Euro 20,844. Rent paid amounted to A$34,335 (2023: A$31,046 & 2022: A$29,336).

There were no transactions with parties related to Key Management Personnel during the year other than those disclosed above.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

30. RELATED PARTY DISCLOSURES (cont.)

Details of Directors and Key Management Personnel as at balance date

Directors

●	Mr. Peter Rubinstein (Independent Non-Executive & Chairman)
●	Dr. Jerzy Muchnicki (Non-Independent Non-Executive)
●	Dr. Lindsay Wakefield (Independent Non-Executive)
●	Mr. Nicholas Burrows (former Independent Non-Executive) (appointed September 1, 2019, resigned February 15, 2024)

Key Management Personnel (KMPs)

●	Mr. Simon Morriss (Chief Executive Officer) (appointed February 1, 2021)
●	Mr. Tony Di Pietro (former Chief Financial Officer) (appointed November 28, 2022, resigned March 29, 2024)
●	Ms. Kathryn Andrews (Chief Financial Officer) (appointed March 25, 2024, resigned July 23, 2024)
●	Mr. Kevin Camilleri (Chief Executive Officer of EasyDNA) (appointed August 16, 2021)
●	Mr. Carl Stubbings (Chief Commercial Officer) (appointed September 1, 2021)

	2024 A$	2023 A$	2022 A$
Remuneration of Key Management Personnel
Short-term employee benefits	1,447,593	1,529,124	1,894,413
Post-employment benefits	114,820	113,511	125,822
Share-based payments	129,248	253,453	387,046
Other long-term benefits	8,239	10,978	4,797
Termination benefits	-	-	-
Total remuneration of Key Management Personnel	1,699,900	1,907,066	2,412,078

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

31. SUBSIDIARIES

The following diagram is a depiction of the Company structure as at June 30, 2024.

	Incorporation	Company interest (%)		Net carrying value (A$)
Name of Company	details	2024	2023	2024	2023
Entities held directly by parent
GeneType Pty. Ltd. (Dormant)	September 5, 1990 Victoria, Australia	100%	100%	-	-
Genetic Technologies Corporation Pty. Ltd. (Genetic testing)	October 11, 1996 NSW, Australia	100%	100%	2	2
Gene Ventures Pty. Ltd. (1) (Dormant)	March 7, 2001 NSW, Australia	100%	100%	10	10
GeneType Corporation (Dormant)	December 18, 1989 California, U.S.A.	100%	100%	-	-
geneType Inc. (2) (formerly Phenogen Sciences Inc.)	June 28, 2010 Delaware, U.S.A.	100%	100%	30,779,326	11,006
Hainan Aocheng Gene Technology Co Ltd	March 18, 2019 Hainan, China	100%	100%	-	-
Genetic Technologies HK Ltd	March 18, 2019 Hong Kong, China	100%	100%	-	-
Helix Genetics Limited	July 7, 2021 Malta	100%	100%	1,928	1,910
Genetype UK Limited	April 26, 2022 United Kingdom	100%	100%	190	176
Total carrying value				30,781,456	13,104

(1)	On 26 April 2018, the name of RareCellect Pty Ltd (ACN 096 135 9847) was changed to Gene Ventures Pty Ltd (ACN 096 135 947)
(2)	On 3 April 2023, the name of Phenogen Sciences Inc. was changed to geneType Inc.

32. FINANCIAL RISK MANAGEMENT

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

32. FINANCIAL RISK MANAGEMENT (cont.)

Exposure

The Company’s exposure to foreign currency risk at the end of the reporting period, expressed in Australian dollar, was as follows:

	June 30, 2024					June 30, 2023
	USD	CAD	EUR	GBP	NZD	USD	CAD	EUR	GBP
	A$	A$	A$	A$	A$	A$	A$	A$	A$
Cash at Bank / on hand	492,038	38,571	129,130	124,588	39,600	1,296,082	10,766	100,369	41,858
Trade and other receivables	82,717	20,388	41,303	36,324	6,142	611,193	11,252	17,690	26,376
Trade and other payables	(559,850)	(4,557)	(262,179)	(50,810)	(3,553)	(455,167)	(3,795)	(151,327)	(31,441)

Sensitivity

As shown in the table above, the Company is primarily exposed to changes in USD/AUD exchange rates. The sensitivity of profit or loss to changes in the exchange rates arises mainly from USD denominated financial instruments.

The Company has conducted a sensitivity analysis of its exposure to foreign currency risk. Based on the financial instruments held as at June 30, 2024, had the Australian dollar weakened/strengthened by 3.65% (2023: 3.65%) against the USD with all other variables held constant, the Company’s post-tax loss for the year would have been A$544 lower/higher (2023: A$52,988 lower/higher).

●	USD: 3.65% (2023: 3.65%)

The Company is less sensitive to movements in the AUD/USD exchange rates in 2024 than 2023 because of the reduced amount of USD denominated cash and cash equivalents. The Company’s exposure to other foreign exchange movements is not material.

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

32. FINANCIAL RISK MANAGEMENT (cont.)

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

Contractual maturities of	Less than 6 months	6 – 12 months	Between 1 and 2 years	Between 2 and 5 years	Over 5 years	Total contrac- tual cash flows	Carrying amount (assets)/ liabilities
financial liabilities	A$	A$	A$	A$	A$	A$	A$
At June 30, 2024
Trade and other payables	1,797,753	232,770	-	-	-	2,030,523	2,030,523
Borrowings	643,546	-	-	-	-	643,546	643,546
Lease liabilities	147,761	63,113	22,068	1,853	-	234,795	231,643
Total	2,589,060	295,883	22,068	1,853	-	2,908,864	2,905,712

Contractual maturities of	Less than 6 months	6 – 12 months	Between 1 and 2 years	Between 2 and 5 years	Over 5 years	Total contrac- tual cash flows	Carrying amount (assets)/ liabilities
financial liabilities	A$	A$	A$	A$	A$	A$	A$
At June 30, 2023
Trade and other payables	1,617,333	-	-	-	-	1,617,333	1,617,333
Lease liabilities	158,316	161,154	208,957	21,636	1,817	551,880	532,846
Total	1,775,649	161,154	208,957	21,636	1,817	2,169,213	2,150,179

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

32. FINANCIAL RISK MANAGEMENT (cont.)

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

At June 30, 2024, if interest rates had changed by +/- 50 basis points from the year-end rates, with all other variables held constant, the Company’s loss for the year would have been A$420.74 lower / higher (2023: A$31,083 lower / higher), as a result of higher / lower interest income from cash and cash equivalents and deposits in place.

The exposure to interest rate risks and the effective interest rates of financial assets and liabilities, both recognized and unrealized, for the Company is as follows:

		Floating rate	Fixed rate	Carrying amount	Weighted average effective rate	Average maturity Period
	Year	A$	A$	A$	%	Days
Financial assets
Cash at bank / on hand	2024	84,148	936,460	1,020,608	3.51	At call
	2023	1,516,646	6,334,551	7,851,197	4.46	At call
Bonds / deposits	2024	-	18,790	18,790	-	At call
	2023	-	17,440	17,440	-	At call
Totals	2024	1,516,646	6,351,991	7,868,637
	2023	1,516,646	6,351,991	7,868,637
Financial liabilities
Borrowings	2024	-	643,546	643,546	16%	287 days
	2023	-	-	-	-	-
Leases	2024	-	231,643	231,643	4.77%	-
	2023	-	532,846	532,846	4.77%	-
Totals	2024	-	875,189	875,189
	2023	-	532,846	532,846

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

(b) Dividends

No dividends were declared or paid to members for the year ended June 30, 2024 (2023: nil). The Company’s franking account balance was nil at June 30, 2024 (2023: nil).

34. PARENT ENTITY FINANCIAL INFORMATION

The individual financial statements for the parent entity show the following aggregate amounts:

	2024 A$	2023 A$	2022 A$
Statement of Financial Position
Current assets	3,174,983	10,035,224	5,022,689
Non-current assets	2,418,089	4,237,344	5,815,118
Total assets	5,593,072	14,272,568	10,837,807
Current liabilities	3,681,776	2,841,919	2,270,626
Non-current liabilities	137,719	314,999	589,745
Total liabilities	3,819,495	3,156,918	2,860,371

Shareholders’ equity
Share Capital	163,817,863	161,342,707	155,138,636
Other reserves	(117,131)	(117,131)	(117,131)
Share-based payment	1,742,809	3,917,101	8,937,157
Accumulated losses	(163,669,964)	(154,027,027)	(155,981,226)

Total Equity	1,773,577	11,115,650	7,977,436

Loss for the year	(12,043,440)	(3,697,316)	(8,833,064)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

35. CONTINGENT LIABILITIES AND CONTINGENT ASSETS

The Company is not aware of any contingent liabilities as at June 30, 2024 (2023: There were no contingent liabilities or assets).

36. SUBSEQUENT EVENTS

On July 16, 2024 the Company announced the appointment of Mark Ziirsen as Chief Financial Officer and Company Secretary.

On July 26, 2024 the Company announced that it had conducted an operations review following which it intends to transition to a capital light operations model – which is anticipated to result in an immediate material reduction in operating costs. The capital light operations model will focus on sales growth (particularly in the Company’s largest market in the United States) and move the Company’s operations to a more efficient outsourced / collaborations approach (rather than its current, more expensive in house laboratory operations). As a result of this change, current CEO, Simon Morriss will transition out of the organisation in September. The announcement also detailed two capital management initiatives:

(i)	The Company has received commitments for a short-term loan of A$800,000 from lenders including directors, secured partly on the anticipated balance of R&D refund due late September,. Funds from the loans will be used for working capital and for the initial costs (including redundancies) of the transition to a capital light operations model.

(ii)	The Company also launching a 2 for 3 non-renounceable entitlement issue at 4 cents with an attaching 1:1 free option (with an exercise price of 4 cents) to raise a minimum of $2 million and up to a maximum of $3.85 million (upon placement of entitlements and any shortfall). The Entitlement Offer does not require shareholder approval and is to be made to “eligible shareholders”. The Company will have 3 months post lodgment of the entitlement prospectus with ASIC and ASX to place any shortfall. The board and others have made commitments effectively to underwrite the first $500,000 of the entitlement offer (based on a minimum of $2 million being raised) and would apply part of their loans (referred to above) to this underwriting.

On August 23, 2024, the company received notification from The   Nasdaq Stock Market LLC that it is not in compliance with the minimum bid price requirement of Nasdaq Listing Rule 5550(a)(2) for continued listing on the Nasdaq Capital Market, since the closing bid price for the company’s American Depositary Shares (ADS) on the Nasdaq Capital Market was below US$1.00 for 30 consecutive trading days. Under Nasdaq Listing Rule 5810(c)(3)(A), the company has a period of 180 calendar days from the date of Notification to regain compliance with the minimum bid requirement, during which time the ADS will continue to trade on the Nasdaq Capital Market. If at any time before February 19, 2025, the bid price of the ADS closes at or above US$1.00 per ADS for a minimum of 10 consecutive business days, the Company will regain compliance with the Minimum Bid Requirement.

On September 11, 2024 the Company announced that it had closed its pro-rata Entitlement Offer on September 9, 2024 raising $324,648 from Eligible Shareholders. This represents a shortfall amount of $3,553,145. In addition, to the pre-commitments of $500,000 from Directors and others, the Company has also received Shortfall Commitments after the close of the retail offer under the Entitlement Offer. In aggregate approximately $1 million in commitments has been received from these three components. Accordingly, the Company has extended the period under the Entitlement Offer Prospectus to receive Shortfall Commitments (as permitted under section 724 of the Corporations Act and the Entitlement Offer Prospectus) and are actively working with brokers and others to place the remaining shortfall.

CONSOLIDATED ENTITY DISCLOSURE STATEMENT

Basis of Preparation

This Consolidated Entity Disclosure Statement (CEDS) has been prepared in accordance with the Corporations Act 2001. It includes information for each entity that was part of the consolidated entity at the end of the financial year in accordance with IFRS 10 Consolidated Financial Statements.

Entity name	Entity type	Trustee, partner or JV participant	% of share capital	Place of incorporation	Australian or foreign resident	Jurisdiction of foreign resident
Genetic Technologies Corporation Pty Ltd	Body corporate	-	100%	Australia	Australia	n/a
Genetype Pty Ltd	Body corporate	-	100%	Australia	Australia	n/a
Gene Ventures Pty Ltd	Body corporate	-	100%	Australia	Australia	n/a
Genetype Corporation	Body corporate	-	100%	USA	Foreign	USA
Genetype, Inc	Body corporate	-	100%	USA	Foreign	USA
Genetype UK Limited	Body corporate	-	100%	United Kingdom	Foreign	United Kingdom
Helix Genetics Limited	Body corporate	-	100%	Malta	Foreign	Malta
Genetic Technologies HK Limited	Body corporate	-	100%	Hong Kong, SAR	Foreign	Hong Kong, SAR
Hainan Aocheng Gene Technology Co., Ltd	Body corporate	-	100%	China	Foreign	China

Australian Disclosure Requirements

All press releases, financial reports and other information are available using the stock code GTG on the Australian Securities Exchange website: www2.asx.com.au

